Fried, Frank, Harris, Shriver & Jacobson LLP

1001 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: +1.202.639.7000
Fax: +1.202.639.7003
www.friedfrank.com

FRIED FRANK

[redacted]

07025149

Direct Line: 212.859.8164
Fax: 212.859.8000
David.golay@friedfrank.com

082-60141

May 15, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

12032BR

Re: Stelco Inc.
<u>Claim of Exemption under Rule 12g3-2(b)</u>

SUPPL

Ladies and Gentlemen:

At the request of Stelco Inc., a Canadian corporation, I enclose its claim for an exemption for its common shares and warrants to purchase common shares pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please refer any questions or comments to the undersigned at (212) 859-8164.

Sincerely,

David Golay /RML

David Golay

PROCESSED
JUL 16 2007
THOMSON
FINANCIAL

DG:jim
Enclosure

RECEIVED

INDEX

List of Documents Furnished Pursuant to Rule 12g3-2(b)(1)(i)

Tab	Document	Date
1	Press Release re: "Stelco provides restructuring update"	January 9, 2006
2	Press Release re: "Stelco announces filing of 45th Monitor's Report"	January 10, 2006
3	Press Release re: "Stelco announces filing of 46th Monitor's Report"	January 13, 2006
4	Press Release re: "Stelco announces filing of 47th Monitor's Report"	January 16, 2006
5	Press Release re: "Stelco issues restructuring update"	January 19, 2006
6	Press Release re: "Stelco announces filing of 48th Monitor's Report"	January 20, 2006
7	Press Release re: "Stelco comments on resignation letter of former directors"	January 21, 2006
8	Press Release re: "Stelco's restructuring receives Court approval"	January 21, 2006
9	Material Change Report	January 24, 2006
10	Press Release re: "Stelco provides update on Lake Erie upgrade program"	January 25, 2006
11	Press Release re: "Stelco issues restructuring update"	January 27, 2006
12	Press Release re: "Stelco announces closing of AltaSteel sale transaction"	February 1, 2006
13	Press Release re: "Stelco completes sale of Norambar, Stelwire and Stelfil to Mittal"	February 1, 2006
14	Press Release re: "Application materials served for Stelco reorganization"	February 3, 2006

15	Press Release re: "Stelco Announces Filing of 50th Monitor's Report"	February 9, 2006
16	Stelco Plan of Arrangement	February 10, 2006
17	Press Release re: "Court approves reorganization of Stelco's corporate structure"	February 14, 2006
18	Press Release re: "Stelco Announces Filing of 51st Monitor's Report"	February 23, 2006
19	Press Release re: "TSX requests that Stelco apply to delist current shares"	February 27, 2006
20	Press Release re: "Stelco announces filing of 52nd Monitor's Report"	February 28, 2006
21	Press Release re: "Stelco stay period extended until March 31, 2006"	March 2, 2006
22	Press Release re: "Stelco to seek delisting of current common shares"	March 3, 2006
23	Material Change Report	March 6, 2006
24	Press Release re: "Stelco to seek court order concerning issuance of floating rate notes"	March 7, 2006
25	Press Release re: "Stelco announces filing of 54th Monitor's Report"	March 10, 2006
26	Press Release re: "Stelco to Appoint Rodney Mott as President and CEO"	March 13, 2006
27	Press Release re: "Stelco confirms delisting of common shares"	March 14, 2006
28	Media Advisory re: "Stelco announces conference call and web cast on fourth quarter and year-end 2005 financial results"	March 15, 2006
29	Press Release re: "Stelco obtains asset sale proceeds distribution order"	March 16, 2006
30	Press Release re: "Stelco announces filing of 55th Monitor's Report"	March 22, 2006

31	Amending Letter	March 23, 2006
32	2005 Annual Report	March 24, 2006
33	Form 13-502F1 – Annual Participation Fee For Reporting Issuers	March 24, 2006
34	Management's Discussion and Analysis	March 24, 2006
35	Press Release re: "Stelco reports results for the fourth quarter and year 2005"	March 24, 2006
36	Press Release re: "Stelco announced distribution record date"	March 24, 2006
37	Stelco Inc. Code of Ethics & Business Conduct	March 24, 2006
38	Stelco Inc. Annual Information Form	March 24, 2006
39	Form 52-109F1 – Certification of Annual Filings (Senior Vice President – Finance and Chief Financial Officer)	March 24, 2006
40	Form 52-109F1 – Certification of Annual Filings (President and Chief Executive Officer)	March 24, 2006
41	Press Release re: "Stelco to seek court order concerning issuance of amended Floating Rate Notes"	March 24, 2006
42	Second Amending Letter	March 24, 2006
43	Press Release re: "Stelco issues restructuring update"	March 27, 2006
44	Press Release re: "Stelco announces posting of certain restructuring plan documents"	March 27, 2006
45	Press Release re: "Stelco obtains Court Order concerning issuance of new securities"	March 28, 2006
46	Press Release re: "Stelco announces filing of 57th Monitor's Report"	March 29, 2006
47	Press Release re: "Stelco set to emerge from restructuring process"	March 31, 2006

48	Certificate of Arrangement	March 31, 2006
49	Certificate of Amendment	March 31, 2006
50	Stelco Inc. and CIBC Mellon Trust Company – Warrant Indenture	March 31, 2006
51	Stelco Inc. and BNY Trust Company of Canada – Trust Indenture	March 31, 2006
52	Stelco Inc. and BNY Trust Company of Canada and The Bank of New York – First Supplemental Indenture	March 31, 2006
53	Stelco Inc. and Province of Ontario - Province Note Loan Agreement	March 31, 2006
54	Stelco Inc. and 1685970 Ontario Inc. and BNY Trust Company of Canada and The Bank of New York and The Province of Ontario – Province Intercreditor Agreement	March 31, 2006
55	Stelco Inc. and Superintendent of Financial Services and The Province of Ontario and Hamilton Coke Limited Partnership and Hamilton Land Limited Partnership and Hamilton Steel Limited Partnership and Lake Erie Coke Limited Partnership and Lake Erie Land Limited Partnership and Lake Erie Steel Limited Partnership – Pension Agreement	March 31, 2006
56	CIT Business Credit Canada Inc. and 1685970 Ontario Inc. and BNY Trust Company of Canada and The Bank of New York and Stelco Inc. and Certain Subsidiaries of Stelco – Inter-Creditor Agreement	March 31, 2006
57	CIT Business Credit Canada Inc. and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and "Any Other Party Which May From Time to Time Become Lender(s) Hereunder" and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and GE Canada Finance Holding Company and GE Capital Markets Inc. and Stelco Inc. – Exit Facility Credit Agreement	March 31, 2006

58	Stelco Inc. and "The Lenders Signatory Hereto From Time to Time" and 1685970 Ontario Inc. – Credit Agreement	March 31, 2006
59	Press Release re: "Stelco provides post-restructuring update"	April 2, 2006
60	Material Change Report	April 10, 2006
61	Press Release re: "Stelco announces analyst conference call and web cast on first quarter 2006 financial results"	April 25, 2006
62	Notice of Meeting	April 25, 2006
63	Press Release re: Stelco Chief Financial Officer to retire"	May 4, 2006
64	Stelco Inc. Quarter 1, 2006 Report to the Shareholders	May 10, 2006
65	Form 52-109F2 – Certification of Interim Filings (Chief Financial Officer)	May 10, 2006
66	Form 52-109F2 – Certification of Interim Filings (President and Chief Executive Officer)	May 10, 2006
67	Management Information Circular	May 10, 2006
68	Proxy Form	May 10, 2006
69	By-Law No. 29 (General By-Laws)	May 10, 2006
70	Press Release re: Stelco reports results for first quarter of 2006"	May 11, 2006
71	Certificate re: dissemination to shareholders	May 25, 2006
72	Press Release re: "Stelco and Local 1005 conclude tentative collective agreement"	June 15, 2006
73	Report of Voting Results	June 22, 2006
74	Press Release re: "Stelco provides update on 2006 forecasts and targets"	June 22, 2006

75	Certificate of Amendment	June 23, 2006
76	Press Release re: "Stelco appoints Chief Financial Officers"	June 28, 2006
77	Material Change Report	June 29, 2006
78	Press Release re: "Stelco announces analyst conference call and web cast on second quarter 2006 financial results"	July 21, 2006
79	Stelco Inc. Quarter 2, 2006 Report to the Shareholders	August 9, 2006
80	Form 52-109F2 – Certification of Interim Filings (Chief Financial Officer)	August 9, 2006
81	Form 52-109F2 – Certification of Interim Filings (President and Chief Executive Officer)	August 9, 2006
82	Press Release re: "Stelco reports results for second quarter 2006"	August 10, 2006
83	Form 45-102F1 – Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities	August 14, 2006
84	Press Release re: Stelco announces agreement to sell surplus land to the Hamilton Port Authority"	August 29, 2006
85	Form 45-102F1 – Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities	September 8, 2006
86	Press Release re: "Stelco scheduled maintenance outages"	September 28, 2006
87	Press Release re: "Semi-annual interest rate for Stelco's floating rate notes"	September 28, 2006
88	Media Advisory re: "Stelco announces analyst conference call and web cast on third quarter 2006 financial results"	October 20, 2006
89	Stelco Inc. Quarter 3, 2006 Report to the Shareholders	November 9, 2006

90	Form 52-109F2 – Certification of Interim Filings (Chief Financial Officer)	November 9, 2006
91	Form 52-109F2 – Certification of Interim Filings (President and Chief Executive Officer)	November 9, 2006
92	Press Release re: "Stelco reports results for third quarter 2006"	November 9, 2006
93	Form 45-102F1 – Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities	November 14, 2006
94	Press Release re: "Lake Erie Steel – ISO/TS16949 certification"	December 14, 2006
95	Press Release re: "Stelco Completes its Operational Improvement Program"	February 7, 2007
96	Material Change Report	February 19, 2007
97	Media Advisory re: "Stelco Announces Analyst Conference Call and Web Cast on 2006 Year-end Financial Results"	February 28, 2007
98	Management's Discussion and Analysis	March 7, 2007
99	Annual Report 2006	March 7, 2007
100	Form 13-502F1 – Class 1 Reporting Issuers – Participation Fee	March 7, 2007
101	Audited Financial Statements	March 7, 2007
102	Press Release re: "Stelco Reports Results for 2006"	March 7, 2007
103	Press Release re: "Stelco appoints new director"	March 8, 2007
104	Press Release re: "Stelco Announces Improvements to its $600 Million Revolving Credit Facility"	March 23, 2007
105	CIT Business Credit Canada Inc. and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and "Any Other Party Which Is Or May From Time to Time Become	March 23, 2007

	Lender(s) Hereunder" and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and GE Canada Finance Holding Company and GE Capital Markets Inc. and Stelco Inc. – Amended and Restated Exit Facility Credit Agreement	
106	Press Release re: "Semi-Annual Interest for Stelco's Floating Rate Notes"	March 29, 2007
107	Stelco Inc. Annual Information Form	March 30, 2007
108	Form 52-109F2 – Certification of Annual Filings (Chief Financial Officer)	March 30, 2007
109	Form 52-109F2 – Certification of Annual Filings (President and Chief Executive Officer)	March 30, 2007
110	Press Release re: "Stelco Announces Transfer of Hot Strip Processing to Lake Erie Mill"	April 5, 2007
111	Press Release re: "Proposed term loan refinancing"	April 9, 2007
112	Material Change Report	April 18, 2007
113	Media Advisory re: "Stelco announces analyst conference call and web cast on first quarter 2007 financial results"	April 23, 2007
114	Stelco Inc. Quarter 1, 2007 Report to the Shareholders	April 30, 2007
115	Form 52-109F2 - Certification of Interim Filings (Chief Financial Officer)	April 30, 2007
116	Form 52-109F2 - Certification of Interim Filings (Chief Executive Officer)	April 30, 2007
117	Press Release re: "Stelco reports first quarter results"	April 30, 2007
118	Press Release re: "Stelco completes refinancing US$270 million term loan"	May 9, 2007
119	Consent to Electronic Delivery of Documents	May 14, 2007
120	Non-Registered Shareholder Request for	May 14, 2007

	Financial Statements	
121	Registered Shareholder Request for Financial Statements	May 14, 2007
122	Notice of Meeting	May 14, 2007
123	Management Information Circular	May 14, 2007
124	Form of Proxy	May 14, 2007

News release via Canada NewsWire, Toronto 416-863-9350

1

Attention Business Editors:
Stelco provides restructuring update

HAMILTON, ON, Jan. 9 /CNW/ - Stelco Inc. (TSX:STE) today issued an update on various measures being pursued under its Court-supervised restructuring process. The update is designed to, among other things, provide information that will assist affected creditors in electing whether to receive all or any part of their distribution from the cash pool in new common shares of Stelco, rather than cash, as part of the recovery provided under the restructuring plan approved by affected creditors on December 9, 2005.

The Company indicated that election forms were delivered to all affected creditors in recent weeks. Under the restructuring plan, each affected creditor may elect, no later than 5:00 p.m. (Eastern time) on January 16, 2006, to receive all or any part of its distribution from the cash pool in new common shares, subject to an overall limit on the number of new common shares that creditors collectively can elect to receive. Any affected creditor who does not so elect will receive its entire distribution from the cash pool in cash.

Stelco also confirmed that the Court will consider the restructuring plan approved on December 9, 2005 at a sanction hearing on January 17, 2006. At that time the Court will also hear an application by certain existing shareholders seeking the sale of the entire Stelco enterprise as a going concern. Stelco does not believe that such a course would be in the best interests of the Company and its stakeholders.

The Company also reported that the process of identifying a new board of directors is continuing. The Company's agreement with the three significant equity holders provides that the new board will consist of: four directors to be named by Tricap Management Limited, one director to be named by each of Sunrise Partners Limited Partnership and Appaloosa Management LP, and the remaining three directors to be satisfactory to the three significant equity holders as a group. It is expected that the composition of the new board will be announced shortly before the date of the sanction hearing.

Stelco also announced that the three significant equity holders, who together will hold a majority of shares in the Company upon completion of the restructuring, have indicated their desire that Courtney Pratt, the current chief executive officer of the Company, be named chairman of the new board of directors, and that the Company seek a new chief executive officer. Any such changes are dependent upon plan implementation, scheduled for the end of February 2006.

About Stelco

Stelco Inc. is a large, diversified steel producer. Stelco is involved in major segments of the steel industry through its integrated steel business, mini-mills, and manufactured products businesses. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

News release via Canada NewsWire, Toronto 416-863-9350

(2)

Attention Business Editors:
Stelco announces filing of 45th Monitor's Report

HAMILTON, ON, Jan. 10 /CNW/ - Stelco Inc. (TSX:STE) today announced that the Forty-Fifth Report of the Monitor in the matter of the Company's Court-supervised restructuring has been filed. The full text of the Report, including a number of appendices, can be accessed through a link available on Stelco's web site. The Report deals primarily with the following matters:

Analysis of range of recoveries for affected creditors: The Report notes that the total of proven claims plus post-filing interest obligations is estimated to be approximately $640 million. The Report also provides, in Appendix B to the Report, an illustrative range of recoveries for affected creditors based on the plan approved in December 2005 and various enterprise value ranges.

Stelco's forecasting process: The Monitor notes that it has reviewed concerns expressed about the Company's forecasting processes in an affidavit by Fabrice Tayor ("the Taylor affidavit") filed by certain equity holders in December 2005. The Monitor states its view that the forecasting processes followed by Stelco have been thorough and comprehensive, and that the projections have been prepared in a responsible and detailed manner. In support of this conclusion the Report notes that the forecasts have been prepared by senior management with input from key departments. The Monitor adds that Stelco has regularly updated its financial projections as business conditions have shifted, and has kept key stakeholder groups informed of changes to its forecasts on a regular basis.

Timing of sale of Stelpipe assets: The Report expresses the view that the Taylor affidavit inaccurately claims that Stelco delayed closing of the sale of Stelpipe to Lakeside Steel. The Report notes that the Monitor was involved in the negotiation of the definitive sale agreement and with the closing of the transaction. The Monitor notes that the transaction closed on October 31, 2005, which was the date contemplated under the definitive agreement.

Absence of prospective purchasers: The Monitor confirms that during the last several months it has not been approached by, or received any expression of interest from, any party interested in purchasing Stelco. The Report adds that no such overtures have been made since the terms of the Company's restructuring plan were approved by affected creditors in December.

Meeting equity holder information requests: The Report reviews the manner in which Stelco, with the Monitor's assistance, has received and reviewed information requests from certain equity holders. The Report notes that Stelco and the Monitor have met with the equity holders' financial advisors and solicitors, have provided them with the same detailed presentation made to other stakeholders, and responded to questions.

The claims process: The Report provides an update in such matters as the number and value of claims received, the manner of dealing with such claims under the Court's claims process, and the assignment of claims under that process. Appendix A to the Report provides information on the status of claims under such headings as total claims filed, proven claims, disputed claims and unresolved claims.

About Stelco

Stelco Inc. is a large, diversified steel producer. Stelco is involved in major segments of the steel industry through its integrated steel business, mini-mills, and manufactured products businesses. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in

the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 17:47e 10-JAN-06

News release via Canada NewsWire, Toronto 416-863-9350

(3)

Attention Business Editors:
Stelco announces filing of 46th Monitor's Report

HAMILTON, ON, Jan. 13 /CNW/ - Stelco Inc. (TSX:STE) today announced that the Forty-Sixth Report of the Monitor in the matter of the Company's Court-supervised restructuring has been filed. The full text of the Report can be accessed through a link available on Stelco's web site.

Status of key financing elements: The Report reviews the status of a number of financing elements associated with the restructuring plan approved by affected creditors in December 2005.

The Monitor indicates that it has been advised that the relevant parties are working to resolve outstanding issues in the process of finalizing the $600 million asset based loan and the $375 million Tricap bridge loan facilities. The Report adds that the parties remain optimistic that acceptable solutions to these issues will be found and implemented.

The Monitor expresses the view that the principal issues to be resolved include the corporate structure of Stelco, which could involve the transfer of assets of some of Stelco's operations or divisions to new affiliates, and satisfying the providers of the above-noted facilities as to the priority of the new financing.

The Report notes that, if the potential resolution of these issues involves the reorganization of Stelco's corporate structure, and if the restructuring plan is approved by the Court, the Monitor is of the view that the closing might reasonably be expected to extend beyond the currently anticipated plan implementation date of February 28, 2006, and may require a further Order from the Court.

Status of board selection: The Monitor provides an update on the process of identifying the list of proposed directors for the new board of Stelco.

The Report notes that the three significant equity holders - Tricap Management Limited, Sunrise Partners Limited Partnership, and Appaloosa Management L.P. - have identified directors to be named by them who are willing to act in such capacity. The Monitor adds that, based on input from the three significant equity holders, Stelco has developed a list of directors which the three significant equity holders have indicated that they support. The Report states that discussions are ongoing between the three significant equity holders and representatives of the Informal Committee of Senior Bondholders with respect to the composition of the board.

About Stelco

Stelco Inc. is a large, diversified steel producer. Stelco is involved in major segments of the steel industry through its integrated steel business, mini-mills and manufactured products businesses. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: please contact: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

4

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Stelco announces filing of 47th Monitor's Report

HAMILTON, ON, Jan. 16 /CNW/ - Stelco Inc. (TSX:STE) today announced that the Forty-Seventh Report of the Monitor in the matter of the Company's Court-supervised restructuring has been filed. The full text of the Report can be accessed through a link available on Stelco's web site.

The Report deals primarily with the naming of the directors to the Company's new board of directors, which will take office on implementation of the corporation's Plan of Reorganization and Arrangement. The sanction hearing before the Ontario Superior Court of Justice, which precedes Plan implementation, is slated for tomorrow, January 17, 2006, and Plan implementation is conditional upon a successful sanction hearing. Plan implementation is expected to occur in the first quarter of 2006. The current board of directors remains responsible for the affairs of the corporation until Plan implementation.

The current Board and the three equity sponsors who will hold a majority of shares upon completion of the restructuring have indicated their support of the list. In addition, the proposed directors have indicated their willingness to serve on the new board.

Stelco's previously announced agreement with the three equity sponsors provides that the new board will consist of: four directors to be named by Tricap Management Limited ("Tricap"), one director to be named by each of Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa"), and the remaining three directors to be satisfactory to the three significant equity sponsors as a group.

The proposed directors named by Tricap are:

Peter Gordon - Mr. Gordon is Managing Partner of Tricap Management Limited. He has been involved in investment and merchant banking activities since joining Brookfield in 1998. His career also includes 15 years of operating experience in the mining industry, as well as in finance and marketing.

John Lacey - Mr. Lacey is Chairman of The Alderwoods Group Inc. He has more than 37 years of experience in senior executive positions, including service as chief executive officer in a number of prominent Canadian companies.

Cyrus Madon - Mr. Madon is Managing Partner of Tricap Management Limited. He has pursued merchant banking and corporate advisory activities since joining Brascan in 1999. Before that he served as chief financial officer of Royal LePage. Mr. Madon has acquired considerable experience in corporate finance and capital markets.

Tony Molluso - Mr. Molluso is President and CEO of Concert Industries. He has gained extensive senior management experience in a number of companies engaged in heavy manufacturing and other activities. He has also been involved in a successful corporate turnaround and has focused on relationships with customers and suppliers.

The proposed member of the board named by Sunrise is:

Laurie Bennett, CA - Mr. Bennett is a retired audit partner of Ernst & Young LLP. A highly regarded member of the audit community, he has managed the audits of a number of Canada's largest companies, with a particular focus on the manufacturing sector, among others.

The proposed member of the board named by Appaloosa is:

Steve Cohn - Mr. Cohn is Managing Director of Alvarez & Marsal, LLC of

New York. He has more than 15 years leadership experience in restructuring situations, serving in such roles as chief restructuring officer, financial advisor, and chief financial officer. He has also held positions in operations and finance, and served as chief operating officer.

The other proposed members of the board are:

Pierre Dupuis - Mr. Dupuis is the recently retired Chief Operating Officer of Dorel Industries Inc., a global consumer product company. He has extensive management experience in heavy manufacturing, having served as president, chief operating officer, director, trustee or in other senior roles with a number of leading Canadian corporations.

Courtney Pratt - Mr. Pratt is currently President and Chief Executive Officer of the Company. His previous experience includes service in such roles as chairman, president, and chief executive officer of a number of prominent companies. The three significant equity sponsors have indicated their desire that he serve as chairman of the new board.

Stelco's next chief executive officer - The three significant equity sponsors have indicated their desire that the next chief executive officer join the new board once that position is filled.

About Stelco

Stelco Inc. is a large, diversified steel producer. Stelco is involved in major segments of the steel industry through its integrated steel business, mini-mills and manufactured products businesses. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 15:18e 16-JAN-06

News release via Canada NewsWire, Toronto 416-863-9350

(5)

Attention Business Editors:
Stelco issues restructuring update

HAMILTON, ON, Jan. 19 /CNW/ - Stelco Inc. (TSX:STE) today provided an update on matters addressed during the sanction hearing in the matter of the Company's CCAA restructuring plan. The hearing began on Tuesday, January 17, 2006, resumed Wednesday morning and adjourned that afternoon.

While the Court has not yet made its decision in the matter of a sanction order, it has indicated that it wants to be certain that the restructuring plan is capable of being implemented.

To that end, the hearing identified several issues to be addressed in the coming days and weeks in the context of the sanction order application.

The first is to finalize the terms of Stelco's $600 million asset based loan with the loan providers. A second is to finalize the terms of the Company's $375 million Tricap bridge loan facility. The Company has committed to delivering signed term sheets in these matters to the Court-appointed Monitor by 5:00 p.m. on Friday, January 20, 2006.

Another issue concerns the reorganization of the Company's corporate structure. Last week the Court-appointed Monitor had indicated that this step was a possibility. The three new equity sponsors have now identified the structure they wish to have in place. In addition, it is a condition of Stelco's financing from Tricap that Tricap must be satisfied with the Company's financial and corporate structure as a condition of its participation in the restructuring plan.

Details of the proposed structure were contained in documents filed with the Court by Tricap this morning. Under this structure, Stelco would primarily serve as a holding company, with the operating businesses and assets transferred into newly created limited partnerships. The materials filed by Tricap indicate its belief that this structure will provide Stelco with, among other benefits, greater flexibility at lower cost in meeting its future financing needs.

In this proposed structure, Stelco itself will remain responsible for all employment-related obligations, including the pension plans.

The Company indicated its view that Tricap's goal is shared by all stakeholders - to provide Stelco with the best possible opportunity to succeed as it emerges from the CCAA process. Tricap and the other equity sponsors have indicated that they consider this new structure to be essential in achieving that goal.

The Company's next scheduled Court appearance is likely to be on February 10, 2006, at which time Stelco will seek approval of the corporate reorganization. The reorganization is subject to the approval of Stelco's board of directors.

About Stelco

Stelco Inc. is a large, diversified steel producer. Stelco is involved in major segments of the steel industry through its integrated steel business, mini-mills and manufactured products businesses. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 09:40e 19-JAN-06

News release via Canada NewsWire, Toronto 416-863-9350

6

Attention Business Editors:
Stelco announces filing of 48th Monitor's Report

HAMILTON, ON, Jan. 20 /CNW/ - Stelco Inc. (TSX:STE) today announced that the Forty-Eighth Report of the Monitor in the matter of the Company's Court-supervised restructuring has been filed. The full text of the Report, including appendices, can be accessed through a link available on Stelco's web site.

The Report provides updating information on previously disclosed developments of recent days. The Monitor expresses the view that there has been considerable progress in resolving issues this week. These issues include:

Term sheets: The Report notes that the finalization of the $600 million asset based loan and the $375 million bridge loan are conditions precedent to the implementation of the restructuring plan and are critical components of the liquidity and financing contemplated for the restructured Stelco. The Report states that Stelco advised the Court that it expected to be in a position to deliver term sheets in the matter of these loan facilities to the Monitor by 5:00 p.m. today. The Report notes that the letters and term sheets delivered to the Monitor by the Company are appended to the Report, and that the term sheets have been approved by Stelco's board of directors, subject to obtaining the approval of the credit committees of the asset based loan providers. The Report notes that the asset based loan providers will recommend that such approval be granted.

Conditions precedent: The Report notes that the term sheets contain certain conditions precedent to the implementation of the financings, which the Monitor notes is not unusual for exit financing at this stage of a major CCAA restructuring. The Report adds that the parties to the loan facilities have indicated to the Monitor that they are committed to working to fulfill those conditions precedent.

The Report notes that the parties to the asset based loan have indicated to the Monitor that they have reached sufficient consensus between themselves and with the Province. As a result, the parties have indicated that they do not believe that any issues remain which could reasonably be expected to prevent the transactions contemplated in the term sheet from being implemented.

The Report notes that the parties to the bridge loan have indicated to the Monitor that details concerning the condition with respect to the proposed corporate reorganization of Stelco remain to be finalized. At the same time, the Report adds that the parties have confirmed to the Monitor that, subject to obtaining Court approval of the proposed reorganization, they do not believe that any issues remain which could reasonably be expected to prevent the transactions contemplated in the bridge loan term sheet from being implemented.

The Monitor indicates that the Province has confirmed that, to the extent that the transactions contemplated in the term sheets affect pensions and related liabilities, the Province is committed to working with the parties to satisfy the conditions precedent in the term sheets. The Report adds that the Province has confirmed that it is also committed to working to resolve any remaining issues that may affect pension and related liabilities arising from the proposed corporate reorganization.

Outlook: The Report states that, as is typical in restructurings of this size and complexity, there is significant work to be done to settle definitive documentation and to implement the contemplated transactions. The Monitor states that it is optimistic that the transactions contemplated by the term sheets can be implemented.

Board composition: The Report notes that the Monitor has been in discussion with counsel for the Informal Committee of Senior Bondholders ("the

bondholders") regarding the composition of the new board of directors. The Report adds that the bondholders have proposed that Mr. Dennis Belcher be appointed to the new board in lieu of the vacant spot currently designated for Stelco's next chief executive officer. The Report notes that the three significant equity holders and the Company have agreed to this change, and that Mr. Belcher is prepared to stand as a director of the board on plan implementation. The Report adds that it is contemplated that, after the plan implementation date, the board will be expanded to add Stelco's next chief executive officer when that position is filled. The Monitor indicates its understanding that the issue of the composition of the new board is now resolved.

Dennis Belcher held increasingly senior executive positions during more than 40 years in Canada's financial services industry, principally with The Bank of Nova Scotia. He retired as Executive Vice President, Credit and Risk Management of that bank in 2002. He has served as a director on the boards of a number of public companies, and has authored publications dealing with such matters as risk assessment, restructuring and project financing.

About Stelco

Stelco Inc. is a large, diversified steel producer. Stelco is involved in major segments of the steel industry through its integrated steel business, mini-mills and manufactured products businesses. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, Cell: (905) 515-0701; Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 17:12e 20-JAN-06

News release via Canada NewsWire, Toronto 416-863-9350

7

Attention Business Editors:
Stelco comments on resignation letter of former directors

HAMILTON, ON, Jan. 21 /CNW/ - Stelco Inc. (TSX:STE) today commented on the resignation letter of two former directors which was made public under an Order of the Superior Court of Justice (Ontario) last evening.

The Company noted that allegations contained in the letter had been addressed previously by the board of directors and by a Special Officer of the Court. A Special Committee of the board was established to review the allegations following receipt of the resignation letter last August. In addition, the Company sought and obtained the appointment of the Honourable Coulter Osborne as a Special Officer of the Court. His mandate was to assist and oversee the Special Committee's review of the allegations, and to report to the Court.

Mr. Osborne's report ("the Osborne report") was filed and made public on September 21, 2005. The report confirmed the appropriateness of the process and findings of the Special Committee in the matters under review. The report expressed the view that there was no conflict of interest on the part of the president and chief executive officer or other members of senior management, that there had been no stakeholder complaint about the forecasting model that was used, and that the board had acted responsibly in considering all aspects of the forecasts with which it was presented.

The Company today noted in particular a number of allegations in the former directors' letter concerning the Chief Restructuring Officer ("CRO"), Mr. Hap Stephen. The Company noted the Osborne report's finding that "there was nothing which emerged in the course of the Special Committee process which in any way compromised the role of the CRO."

Richard Drouin, chairman of Stelco's board of directors, said, "The allegations, and particularly those concerning the motives and conduct of specific individuals, are not accepted by Stelco's current directors who consider those allegations to be inappropriate and unjustified.

"The activities of the board, management, advisors and the CRO have been overseen by the Court-appointed Monitor. For its part, the board has had complete confidence in every member of the Company's restructuring team throughout this process."

About Stelco

Stelco Inc. is a large, diversified steel producer. Stelco is involved in major segments of the steel industry through its integrated steel business, mini-mills and manufactured products businesses. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: please contact: Helen Reeves, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 16:51e 21-JAN-06

News release via Canada NewsWire, Toronto 416-863-9350

8

Attention Business Editors:
Stelco's restructuring plan receives Court approval

HAMILTON, ON, Jan. 21 /CNW/ - Stelco Inc. (TSX:STE) today announced that its restructuring plan was sanctioned and approved by the Superior Court of Justice (Ontario) last evening.

The Court indicated its view that Stelco has been in compliance with all statutory requirements, has adhered to previous orders of the Court, and that nothing has been done or purported to be done that is not authorized by the Companies' Creditors Arrangement Act. The Court also found that the restructuring plan was fair, reasonable and equitable.

Courtney Pratt, Stelco President and Chief Executive Officer, said, "This is wonderful news for Stelco, for our employees and retirees, for our other stakeholders, and for the communities in which we operate. The conclusion of our restructuring is now in sight. The new Stelco that emerges from this process will be much better positioned to become a viable and competitive steel producer for the long term. Stelco will do everything possible to reward the confidence that has been shown in the restructuring plan and in the future of this great company."

The Court had indicated earlier this week that it wanted to be certain that the restructuring plan presented for approval could actually be implemented. To that end, the Company had advised the Court that it expected to be in a position to deliver term sheets in the matter of the $600 million asset based loan and the $375 million bridge loan to the Monitor by 5:00 p.m. on January 20, 2006. Letters and term sheets in a form acceptable to the Court were delivered, as referenced in the 48th Report of the Monitor issued late yesterday afternoon. Having reviewed these materials and the Monitor's Report, the Court indicated that it was satisfied the restructuring plan was implementable.

The Court also determined that the restructuring plan was fair to existing shareholders on the grounds that there was insufficient value with which to provide them any recovery. In addition, the Court noted its belief that the marketplace had been exhaustively and well canvassed for prospective purchasers of the Company during the restructuring process. The Court also noted that no real or realistic interest had been shown even though certain existing shareholders had made efforts in this regard in recent months.

The Sanction Order also extended the stay period from January 31, 2006 until March 3, 2006.

About Stelco

Stelco Inc. is a large, diversified steel producer. Stelco is involved in major segments of the steel industry through its integrated steel business, mini-mills and manufactured products businesses. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: please contact: Helen Reeves, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 16:56e 21-JAN-06

9

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

   Stelco Inc. ("Company")
   386 Wilcox Street
   Hamilton, ON, L8L 8K5

2. **Date of Material Change**

   January 19, 2006.

3. **News Release**

   The attached news release was issued by Stelco on January 19, 2006 through the service of Canada NewsWire.

4. **Summary of Material Change**

   Stelco announced a proposed reorganization of the Company's corporate structure. Under this structure, Stelco would primarily serve as a holding company, with the operating businesses and assets transferred into newly created limited partnerships.

5. **Full Description of Material Change**

   See the attached news release. The documents filed with the Court by Tricap Management Limited may be accessed at http://www.mccarthy.ca/en/ccaa/docs/1523.pdf

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   For further information, please contact Helen Reeves at 905-515-0701.

9. **Date of Report**

   January 24, 2006

DATED at Hamilton this 24th day of January, 2006.

STELCO INC.

Per: ____________________________

Name: Courtney Pratt
Title: President and Chief Executive Officer

SCHEDULE "A" – PRESS RELEASE

STELCO ISSUES RESTRUCTURING UPDATE

HAMILTON, January 19, 2006 – Stelco Inc. (TSX:STE) today provided an update on matters addressed during the sanction hearing in the matter of the Company's CCAA restructuring plan. The hearing began on Tuesday, January 17, 2006, resumed Wednesday morning and adjourned that afternoon.

While the Court has not yet made its decision in the matter of a sanction order, it has indicated that it wants to be certain that the restructuring plan is capable of being implemented.

To that end, the hearing identified several issues to be addressed in the coming days and weeks in the context of the sanction order application.

The first is to finalize the terms of Stelco's $600 million asset based loan with the loan providers. A second is to finalize the terms of the Company's $375 million Tricap bridge loan facility. The Company has committed to delivering signed term sheets in these matters to the Court-appointed Monitor by 5:00 p.m. on Friday, January 20, 2006.

Another issue concerns the reorganization of the Company's corporate structure. Last week the Court-appointed Monitor had indicated that this step was a possibility. The three new equity sponsors have now identified the structure they wish to have in place. In addition, it is a condition of Stelco's financing from Tricap that Tricap must be satisfied with the Company's financial and corporate structure as a condition of its participation in the restructuring plan.

Details of the proposed structure were contained in documents filed with the Court by Tricap this morning. Under this structure, Stelco would primarily serve as a holding company, with the operating businesses and assets transferred into newly created limited partnerships. The materials filed by Tricap indicate its belief that this structure will provide Stelco with, among other benefits, greater flexibility at lower cost in meeting its future financing needs.

In this proposed structure, Stelco itself will remain responsible for all employment-related obligations, including the pension plans.

The Company indicated its view that Tricap's goal is shared by all stakeholders – to provide Stelco with the best possible opportunity to succeed as it emerges from the CCAA process. Tricap and the other equity sponsors have indicated that they consider this new structure to be essential in achieving that goal. The Company's next scheduled Court appearance is likely to be on February 10, 2006, at which time Stelco will seek approval of the corporate reorganization. The reorganization is subject to the approval of Stelco's board of directors.

About Stelco
Stelco Inc. is a large, diversified steel producer. Stelco is involved in major segments of the steel industry through its integrated steel business, mini-mills and manufactured products businesses. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

For additional information, please contact:
Helen Reeves
Cell: (905) 515-0701

News release via Canada NewsWire, Toronto 416-863-9350

10

RECEIVED

Attention Business Editors:
Stelco provides update on Lake Erie upgrade program

HAMILTON, ON, Jan. 25 /CNW/ - Stelco Inc. (TSX:STE) today issued an information update on the Phase 2 upgrade of the Lake Erie hot strip mill.

This upgrade is one of the critical capital investment programs identified in the Company's 4-point strategy announced in July 2004. It is designed to increase hot roll capacity, improve production quality, enable Stelco to close its obsolete 56" mill in Hamilton, and contribute to the Company's financial performance by reducing costs.

The new equipment associated with the current stage of the upgrade has been installed, is operational, performing extremely well, and the Company is confident that the upgrade's strategic objectives will be achieved.

The implementation of this stage of the upgrade process has taken longer than anticipated, primarily as a result of the complex task of integrating the related control software as part of the commissioning process. Despite the delays, it is still expected that this commissioning process will be completed by the end of the first quarter of 2006. The operation of the mill is improving on a weekly basis and is currently operating at 80% of the anticipated production capacity that is expected to be achieved for this stage of the project.

Stelco noted that the installation and commissioning delays associated with this stage of the upgrade program will have a short-term negative impact on the facility's overall production, the volume and mix of products shipped, and the Company's revenue from sales. These items will impact the fourth quarter of 2005 and the first quarter of 2006.

About Stelco

Stelco Inc. is a large, diversified steel producer. Stelco is involved in major segments of the steel industry through its integrated steel business, mini-mills and manufactured products businesses. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, Cell: (905) 515-0701; Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 11:42e 25-JAN-06

News release via Canada NewsWire, Toronto 416-863-9350

11

RECEIVED

Attention Business Editors:
Stelco issues restructuring update

HAMILTON, ON, Jan. 27 /CNW/ - Stelco Inc. (TSX:STE) today provided an update in the matter of its Court-supervised restructuring.

The Company announced that the Forty-Ninth Report of the Monitor has been filed. The full text of the Report can be accessed through a link available on Stelco's web site.

The Report deals exclusively with the matter of facilitating Stelco's sale of its interest in Norambar Inc., Stelwire Ltd. ("Stelwire") and Stelfil Ltée to Mittal Canada Inc. ("Mittal"). The Court approved this transaction on December 12, 2005. The Report notes that Stelwire is the only one of the three non-core subsidiaries that is an applicant under the CCAA proceedings.

Stelco and Mittal are seeking to close the transaction on January 31, 2006. The Company's restructuring plan, however, will not be implemented by that date. This has raised concerns on the part of Mittal regarding Stelwire's status as a CCAA applicant and liability for affected claims.

The Monitor notes that it has worked with Stelco and Mittal to find a way to address Mittal's concerns in order to allow the transaction to close on January 31, 2006. The Report states that Stelco will seek a Court Order to the effect that on the closing of the transaction: (a) the Initial Order and subsequent Court Orders in the CCAA proceedings will not be construed in any way that restricts Mittal's ability to carry on the business of Stelwire, (b) the Monitor's powers and duties in respect of Stelwire will be limited, (c) the holders of affected claims will have no further recourse to Stelwire unless provided for in the restructuring plan, and (d) if the plan is not implemented, the affected claims that have recourse against Stelwire or the property of Stelwire shall only have recourse to the sale proceeds from the sale transaction.

The Monitor recommends that Stelco's application in this regard be granted as a means of facilitating the closing of the transaction.

Stelco also announced the outcome of the share election process undertaken by affected creditors in the matter of the Company's approved restructuring plan.

Under the Company's restructuring plan, affected creditors could elect to receive all or part of their distribution from the cash pool in new common shares. A total of 5.624 million shares were available for that purpose, to be shared pro rata if affected creditors subscribed collectively for more than this number. The total value of affected creditor claims for purposes of the Company's restructuring plan is approximately $546,703,308.

Stelco advises that the affected creditors elected to receive all of the 5.624 million shares that were available. Each affected creditor who made such an election will receive approximately 33.1% of the new common shares they elected to receive.

The Company also announced today that it has accepted an offer of financing from Tricap Management Limited regarding the $375 million bridge loan facility contemplated under Stelco's restructuring plan.

About Stelco

Stelco Inc. is a large, diversified steel producer. Stelco is involved in major segments of the steel industry through its integrated steel business, mini-mills and manufactured products businesses. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702,

Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 20:13e 27-JAN-06

News release via Canada NewsWire, Toronto 416-863-9350

12

Attention Business Editors:
Stelco announces closing of AltaSteel sale transaction

HAMILTON, ON, Feb. 1 /CNW/ - Stelco Inc. (TSX:STE) announces that the transaction for the sale of the assets of AltaSteel Ltd. to Moly Cop Steel Inc., an affiliate of Scaw International Sarl, closed late yesterday.

A definitive agreement in this regard was announced on December 1, 2005 with the stated expectation that the transaction would close early in 2006. The Court approved the sale on December 16, 2005.

Scaw has indicated on previous occasions its intention to continue operating AltaSteel in its current lines of business and in its current location near Edmonton, Alberta. Scaw has also indicated that it looks forward to building upon the strong business platform that AltaSteel has established, while making focused capital investments to provide for increasing demand in the growing Alberta economy.

Courtney Pratt, Stelco President and Chief Executive Officer, said, "This is positive news for everyone concerned. It provides AltaSteel with ownership that views it as a strategic asset. It provides employees and retirees with increased certainty. And it enables Stelco to focus on its integrated steel business going forward."

This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: please contact: Helen Reeves, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 08:30e 01-FEB-06

News release via Canada NewsWire, Toronto 416-863-9350

13

Attention Business Editors:
Stelco completes sale of Norambar, Stelwire and Stelfil to Mittal

HAMILTON, ON, Feb. 1 /CNW/ - Stelco Inc. (TSX:STE) today announced that it has received a Court Order facilitating the sale of the shares of Norambar Inc., Stelwire Ltd. ("Stelwire") and Stelfil Ltée to Mittal Canada Inc. ("Mittal"). The Order was granted at a hearing held this morning, notwithstanding that Stelwire was still an applicant under Stelco's CCAA proceedings. As a result of this Order, the transaction closed today.

A definitive agreement in this matter was announced on November 23, 2005 with the stated expectation that the transaction would close early in 2006. The Court approved the sale on December 12, 2005.

Courtney Pratt, Stelco President and Chief Executive Officer, said, "I'm pleased for all concerned that the Court has facilitated the closing of this transaction. It provides the subsidiaries with ownership that views them as strategic assets. It provides certainty to their employees and retirees. And it assists Stelco in focusing on its integrated steel business going forward."

This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: please contact: Helen Reeves, Cell: (905) 515-0701;

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 17:24e 01-FEB-06

News release via Canada NewsWire, Toronto 416-863-9350 14

Attention Business Editors:
Application materials served for Stelco reorganization

HAMILTON, ON, Feb. 3 /CNW/ - Stelco Inc. (TSX:STE) today announced that materials were served late this afternoon in the matter of an application to be heard on February 10, 2006. The application seeks Court approval of a proposed post-CCAA corporate structure in which distinct portions of the Company's business would be transferred into separate limited partnerships.

The proposed limited partnerships cover the following businesses: Hamilton steel, Lake Erie steel, Hamilton coke, Lake Erie coke, Hamilton energy, Lake Erie energy, mining, Hamilton land and Lake Erie land.

The proposed reorganization was announced on January 20, 2006. It is a condition of Stelco's financing from Tricap Management Limited ("Tricap") that Tricap must be satisfied with the Company's financial and corporate structure. Tricap and the other equity sponsors under Stelco's Court-approved restructuring plan are of the view that the proposed reorganization will, among other things, minimize the cost of capital by enabling the financing of the individual business units in the most effective way possible.

The materials served this afternoon note that numerous discussions have been conducted in recent weeks among Tricap, Stelco, the Court-appointed Monitor, the USW, active and retired salaried employees, bondholder representatives and the Province of Ontario, among others. The material adds that the revised proposed reorganization endeavours to balance a range of issues while facilitating the goal of enabling Stelco to emerge successfully from the CCAA process.

As noted in the application materials, among the features of the proposed reorganization are provisions concerning the pension plan funding arrangement contained in Stelco's restructuring plan. In addition to confirming the ten-year funding arrangement agreed to by the Company and the Province, the reorganization proposal outlines the ongoing pension funding obligations of Stelco and of any acquiror of the Company. Stelco will also be prohibited from making dividend payments or other forms of distribution on its common shares while the pension funding arrangements are in effect.

%SEDAR: 00001549E

/For further information: please contact: Helen Reeves, Cell:
(905) 515-0701;

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 18:34e 03-FEB-06

News release via Canada NewsWire, Toronto 416-863-9350

15

Attention Business Editors:
Stelco Announces Filing of 50th Monitor's Report

HAMILTON, ON, Feb. 9 /CNW/ - Stelco Inc. (TSX:STE) today announced that the Fiftieth Report of the Monitor in the matter of the Company's Court-supervised restructuring was served last evening and is being filed this morning. The full text of the Report, including appendices, can be accessed through a link available on Stelco's web site.

The Report provides an update on the previously-announced proposed reorganization of Stelco's corporate structure, in which distinct portions of the Company's business would be transferred into separate limited partnerships.

The Monitor recommends that the Court grant an Order approving the proposed corporate reorganization, to be accomplished by way of plan of arrangement under the Canada Business Corporations Act, at a hearing to be held on February 10, 2006. The Report acknowledges, however, that even with this approval, significant work remains to be done. This work includes settling definitive documentation and resolving outstanding issues with key stakeholders in order to enable Stelco to implement the plan of arrangement and exit from Court protection under the Companies' Creditors Arrangement Act, which is scheduled to occur during the first quarter of 2006.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its Ontario-based integrated steel business located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 09:14e 09-FEB-06

16

STELCO

PLAN OF ARRANGEMENT

PURSUANT TO THE

CANADA BUSINESS CORPORATIONS ACT

INVOLVING

HAMILTON COKE GP INC.
LAKE ERIE COKE GP INC.
HMLTN ENERGY GP INC.
LAKE ERIE ENERGY GP INC.
HAMILTON LAND GP INC.
LAKE ERIE LAND GP INC.
HAMILTON STEEL GP INC.
LAKE ERIE STEEL GP INC.
HLE MINING GP INC.

FEBRUARY 10, 2006

PLAN OF ARRANGEMENT

This is the joint plan of arrangement of Hamilton Coke GP Inc., Lake Erie Coke GP Inc., HMLTN Energy GP Inc., Lake Erie Energy GP Inc., Hamilton Land GP Inc., Lake Erie Land GP Inc., Hamilton Steel GP Inc., Lake Erie Steel GP Inc. and HLE Mining GP Inc. involving them and Stelco Inc. pursuant to the *Canada Business Corporations Act*.

ARTICLE 1 – INTERPRETATION

1.01 Definitions

In this Plan, unless otherwise stated or the context otherwise requires:

"Applicable Law" means:

(i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

(ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority whether or not having the force of law.

"Applicants" means, collectively, the CBCA Applicants and Stelco.

"Articles of Arrangement" means the articles of arrangement in respect of the Plan to be filed pursuant to section 192 of the CBCA.

"Business Day" means a day other than a Saturday or Sunday on which banks are generally open for business in Toronto, Ontario.

"CBCA" means the *Canada Business Corporations Act*.

"CBCA Applicants" means, collectively Hamilton Coke GP, Lake Erie Coke GP, HMLTN Energy GP, Lake Erie Energy GP, Hamilton Land GP, Lake Erie Land GP, Hamilton Steel GP, Lake Erie Steel GP and HLE Mining GP.

"CBCA Arrangement Order" means the Order, *inter alia*, approving the Plan, vesting assets of Stelco in the General Partners for and on behalf of the Limited Partnerships in accordance with the Plan, exempting the transfers of assets to the General Partners from the *Bulk Sales Act* (Ontario), confirming that no shareholder has any right of dissent under section 190 of the CBCA and dispensing with the need to hold any meeting of holders of securities or other stakeholders of Stelco.

"CBCA Effective Date" means the date set out in the Certificate of Arrangement, which date will be the same date as the date of the Certificate of Amendment.

"CBCA Effective Time" means the moment of time on the CBCA Effective Date immediately before the first step of Section 5.04(1)(a) of the Original Plan is deemed to occur or become effective.

"CCAA" means the *Companies' Creditors Arrangement Act* (Canada).

"CCAA Charges" has the meaning set out in the Original Plan.

"CCAA Proceedings" means the proceedings under the CCAA commenced by the Original Plan Applicants pursuant to the Initial Order.

"Certificate of Arrangement" means the certificate of arrangement to be issued pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"Certificate of Amendment" has the meaning set out in the Original Plan.

"Contracts" means contracts, licences, leases, agreements, undertakings, understandings, commitments or engagements to which Stelco is a party or bound or under which Stelco has or will have any liability or contingent liability relating to a Transferred Business.

"Court" means the Ontario Superior Court of Justice.

"Effective Time" has the meaning set out in the Original Plan.

"Employees" means those individuals employed by Stelco.

"Encumbrance" means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, statutory or possessory lien or lease of personal property that creates a security interest in respect of any assets that Stelco owns or to which Stelco is entitled.

"Financing Provider" means Tricap Management Limited or any Person designated by Tricap Management Limited, or such other Person or Persons, in each case, as may be acceptable to Stelco, as the provider of the New Secured Revolving Term Loan (as defined in the Original Plan) to Stelco.

"General Partners" means, collectively, Hamilton Coke GP, Lake Erie Coke GP, HMLTN Energy GP, Lake Erie Energy GP, Hamilton Land GP, Lake Erie Land GP, Hamilton Steel GP, Lake Erie Steel GP and HLE Mining GP.

"Governmental Authority" means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

"Governmental Authorizations" means authorizations, approvals, certificates of approvals, franchises, certificates, consents, directives, notices, licences, permits, variances, registrations or other rights issued to or required by Stelco for a Transferred Business by or from any Governmental Authority.

"Hamilton Coke Business" means the manufacturing, sales and marketing of coke heretofore carried on by Stelco at and from its integrated steelmaking facility in Hamilton, Ontario.

"Hamilton Coke GP" means Hamilton Coke GP Inc., a corporation governed by the CBCA.

"Hamilton Coke LP" means the limited partnership established under the laws of the Province of Manitoba or such other jurisdiction determined by Stelco pursuant to a limited partnership agreement to be made between Hamilton Coke GP, as the general partner, and Stelco, as the initial limited partner.

"HMLTN Energy Business" means the generation, sales, marketing and distribution of future energy from facilities to be constructed in or near Hamilton, Ontario.

"HMLTN Energy GP" means HMLTN Energy GP Inc., a corporation governed by the CBCA.

"HMLTN Energy LP" means the limited partnership established under the laws of the Province of Manitoba or such other jurisdiction determined by Stelco pursuant to a limited partnership agreement to be made between HMLTN Energy GP, as the general partner, and Stelco, as the initial limited partner.

"Hamilton Land Business" means the holding, carrying, developing, sales and marketing of real estate assets in or near Hamilton, Ontario referred to in Schedule E.

"Hamilton Land GP" means Hamilton Land GP Inc., a corporation governed by the CBCA.

"Hamilton Land LP" means the limited partnership established under the laws of the Province of Manitoba or such other jurisdiction determined by Stelco pursuant to a limited partnership agreement to be made between Hamilton Land GP, as the general partner, and Stelco, as the initial limited partner.

"Hamilton Steel Business" means the manufacturing, sales, marketing and distribution of steel heretofore carried on by Stelco at its integrated steelmaking facility in Hamilton, Ontario and the provision of services to the Hamilton Coke Business, the HMLTN Energy Business and the Hamilton Land Business.

"Hamilton Steel Collective Agreements" means the collective agreement between Stelco and the USW, Local 1005 that is currently in effect with an expiry date of July 31, 2006 and the collective agreement between Stelco and the Bricklayers and Masons Union, Local 1 that is currently in effect with an expiry date of November 30, 2006.

"Hamilton Steel GP" means Hamilton Steel GP Inc., a corporation governed by the CBCA.

"Hamilton Steel LP" means the limited partnership established under the laws of the Province of Manitoba or such other jurisdiction determined by Stelco pursuant to a limited partnership agreement to be made between Hamilton Steel GP, as the general partner, and Stelco, as the initial limited partner.

"HLE Mining Business" means the mining, processing, sales, marketing and distribution of iron ore, the administration of closed coal mines and the holding, carrying, developing and administration of mining-related real estate assets.

"HLE Mining GP" means HLE Mining GP Inc., a corporation governed by the CBCA.

"HLE Mining LP" means the limited partnership established under the laws of the Province of Manitoba or such other jurisdiction determined by Stelco pursuant to a limited partnership agreement to be made between HLE Mining GP, as the general partner, and Stelco, as the initial limited partner.

"Initial Order" means the Order made January 29, 2004 pursuant to which the Original Plan Applicants were provided protection under the CCAA, as amended or extended from time to time.

"Lake Erie Coke Business" means the manufacturing, sales and marketing of coke heretofore carried on by Stelco at and from its integrated steelmaking facility in Nanticoke, Ontario.

"Lake Erie Coke GP" means Lake Erie Coke GP Inc., a corporation governed by the CBCA.

"Lake Erie Coke LP" means the limited partnership established under the laws of the Province of Manitoba or such other jurisdiction determined by Stelco pursuant to a limited partnership agreement to be made between Lake Erie Coke GP, as the general partner, and Stelco, as the initial limited partner.

"Lake Erie Energy Business" means the generating, sales, marketing and distribution of future energy from facilities to be constructed in or near Nanticoke, Ontario.

"Lake Erie Energy GP" means Lake Erie Energy GP Inc., a corporation governed by the CBCA.

"Lake Erie Energy LP" means the limited partnership established under the laws of the Province of Manitoba or such other jurisdiction determined by Stelco pursuant to a limited partnership agreement to be made between Lake Erie Energy GP, as the general partner, and Stelco, as the initial limited partner.

"Lake Erie Land Business" means the holding, carrying, developing, sales and marketing of real estate assets in or near Nanticoke, Ontario referred to in Schedule F.

"Lake Erie Land GP" means Lake Erie Land GP Inc., a corporation governed by the CBCA.

"Lake Erie Land LP" means the limited partnership established under the laws of the Province of Manitoba or such other jurisdiction determined by Stelco pursuant to a limited partnership agreement to be made between Lake Erie Land GP, as the general partner, and Stelco, as the initial limited partner.

"Lake Erie Steel Business" means the manufacturing, sales, marketing and distribution of steel heretofore carried on by Stelco at its integrated steelmaking facility in Nanticoke, Ontario and

the provision of services to the Lake Erie Coke Business, the Lake Erie Energy Business and the Lake Erie Land Business.

"**Lake Erie Steel Collective Agreement**" means the collective agreement between Stelco and the USW, Local 8782 that is currently in effect with an expiry date of July 31, 2009.

"**Lake Erie Steel GP**" means Lake Erie Steel GP Inc., a corporation governed by the CBCA.

"**Lake Erie Steel LP**" means the limited partnership established under the laws of the Province of Manitoba or such other jurisdiction determined by Stelco pursuant to a limited partnership agreement to be made between Lake Erie Land GP, as the general partner, and Stelco, as the initial limited partner.

"**Liabilities**" means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, due or to become due, vested or unvested, executory, determined or determinable, but excluding Affected Claims (as defined in the Original Plan).

"**Limited Partnerships**" means, collectively, the Hamilton Coke LP, the Lake Erie Coke LP, the HMLTN Energy LP, the Lake Erie Energy LP, the Hamilton Land LP, the Lake Erie Land LP, the Hamilton Steel LP, the Lake Erie Steel LP and the HLE Mining LP.

"**Monitor**" means Ernst & Young Inc., in its capacity as the monitor appointed pursuant to the Initial Order, and any successor thereto appointed in accordance with any further Order of the Court.

"**Order**" means any order of the Court in the CCAA Proceedings or in relation to this Plan.

"**Original Plan**" means the third amended and restated plan of arrangement and reorganization pursuant to the CCAA and the CBCA, including the Schedules thereto, of the Original Plan Applicants, approved by the Sanction Order.

"**Original Plan Applicants**" means Stelco, Stelpipe Ltd., Stelwire Ltd., CHT Steel Company Inc. and Welland Pipe Ltd.

"**Original Plan Implementation Date**" means the date set out in the Certificate of Amendment issued pursuant to the Original Plan.

"**Pension Agreement**" has the meaning set out in the Original Plan.

"**Pension Regulation**" means the new regulation, specific to the Stelco Main Pension Plans, to be passed by the Lieutenant Governor-in-Council.

"**Person**" means any individual, corporation, limited or unlimited liability company, general or limited partnership, association, trust, unincorporated organization, joint venture, government or any agency, officer or instrumentality thereof or any other entity.

"Plan" means this plan of arrangement under the CBCA, as amended, supplemented or replaced from time to time.

"Retirees" means former employees of Stelco who have retired from employment with Stelco.

"Sanction Order" means the Order made under the CCAA and CBCA on January 20, 2006 sanctioning the Original Plan.

"Senior Bondholder Steering Committee" has the meaning set out in the Original Plan.

"Stelco" means Stelco Inc., a corporation governed by the CBCA.

"Stelco Main Pension Plans" means:

(i) the Stelco Inc. Bargaining Unit pension Plan for Members of United Steelworkers of America, registered under the PBA as number 354878 (the "Hilton Works Hourly Plan");

(ii) the Stelco Inc. Bargaining Unit Pension Plan for Lake Erie Steel Company Members of United Steelworkers of America, registered under the PBA as number 698761 (the "Lake Erie Hourly Plan");

(iii) the Stelco Inc. and Participation Subsidiaries Retirement Plan for Salaried Employees, registered under the PBA as number 338509 (the "Hilton Works Salaried Plan"); and

(iv) the Stelco Inc. Retirement Plan for Lake Erie Steel Company Salaried Employees, registered under the PBA as number 698753 (the "Lake Erie Salaried Plan").

"Tax Act" means the *Income Tax Act* (Canada).

"Transferred Businesses" means, collectively, the Hamilton Coke Business, the Lake Erie Coke Business, the HMLTN Energy Business, the Lake Erie Energy Business, the Hamilton Land Business, the Lake Erie Land Business, the Hamilton Steel Business, the Lake Erie Steel Business and the HLE Mining Business.

"USW" means the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union.

1.02 <u>**Construction**</u>

In this Plan, unless otherwise stated or the context otherwise requires:

(a) the division of the Plan into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation of the Plan;

(b) the words "hereunder", "hereof" and similar expressions refer to this Plan and not to any particular Article, Section or Schedule and references to "Articles", "Sections", and "Schedules" are to Articles and Sections of and Schedules to this Plan;

(c) words importing the singular include the plural and *vice versa* and words importing any gender include all genders;

(d) the word "including" means "including without limiting the generality of the foregoing";

(e) a reference to any statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation made thereunder;

(f) a reference to any agreement, indenture or other document is to that document as amended, supplemented, restated or replaced from time to time;

(g) references to dollar amounts are to Canadian dollars; and

(h) references to times are to local time in Toronto, Ontario.

1.03 **Date for any Action**

If any date on which any action required to be taken hereunder by a Person is not a Business Day, such action must be taken on the next succeeding day which is a Business Day.

1.04 **Schedules**

The following are the Schedules to this Plan:

Schedule A	–	Hamilton Coke LP
Schedule B	–	Lake Erie Coke LP
Schedule C	–	HMLTN Energy LP
Schedule D	–	Lake Erie Energy LP
Schedule E	–	Hamilton Land LP
Schedule F	–	Lake Erie Land LP
Schedule G	–	Hamilton Steel LP
Schedule H	–	Lake Erie Steel LP
Schedule I	–	HLE Mining LP

ARTICLE 2 – ARRANGEMENT

2.01 **The Arrangement**

At the CBCA Effective Time, the events and transactions set out in Sections 2.01(a) to (e) will occur and be deemed to occur in the order set out below, without any further act or

formality, and with each event or transaction occurring and being deemed to occur forthwith after the occurrence of the immediately preceding event or transaction.

Transfers by Stelco to Limited Partnerships

(a) Stelco will simultaneously grant, transfer, convey, assign and set over:

(i) to the Hamilton Coke GP, its successors and assigns, as the general partner of the Hamilton Coke LP, all of Stelco's estate, right, title, interest, claim and demand in and to the undertaking and all of the assets relating exclusively to the Hamilton Coke Business of every kind and description and wheresoever situate including the assets set out in Part I of Schedule A but excluding the assets set out in Part II of Schedule A;

(ii) to the Lake Erie Coke GP, its successors and assigns, as the general partner of the Lake Erie Coke LP, all of Stelco's estate, right, title, interest, claim and demand in and to the undertaking and all of the assets relating exclusively to the Lake Erie Coke Business of every kind and description and wheresoever situate including the assets set out in Part I of Schedule B but excluding the assets set out in Part II of Schedule B;

(iii) to the HMLTN Energy GP, its successors and assigns, as the general partner of the HMLTN Energy LP, all of Stelco's estate, right, title, interest, claim and demand in and to the undertaking and all of the assets relating exclusively to the HMLTN Energy Business of every kind and description and wheresoever situate including the assets set out in Part I of Schedule C but excluding the assets set out in Part II of Schedule C;

(iv) to the Lake Erie Energy GP, its successors and assigns, as the general partner of the Lake Erie Energy LP, all of Stelco's estate, right, title, interest, claim and demand in and to the undertaking and all of the assets relating exclusively to the Lake Erie Energy Business of every kind and description and wheresoever situate including the assets set out in Part I of Schedule D but excluding the assets set out in Part II of Schedule D;

(v) to the Hamilton Land GP, its successors and assigns, as the general partner of the Hamilton Land LP, all of Stelco's estate, right, title, interest, claim and demand in and to the undertaking and all of the assets relating exclusively to the Hamilton Land Business of every kind and description and wheresoever situate including the assets set out in Part I of Schedule E but excluding the assets set out in Part II of Schedule E;

(vi) to the Lake Erie Land GP, its successors and assigns, as the general partner of the Lake Erie Land LP, all of Stelco's estate, right, title, interest, claim and demand in and to the undertaking and all of the assets relating exclusively to the Lake Erie Land Business of every kind and description and wheresoever situate including the assets set out in Part I of Schedule F but excluding the assets set out in Part II of Schedule F;

(vii) to the Hamilton Steel GP, its successors and assigns, as the general partner of the Hamilton Steel LP, all of Stelco's estate, right, title, interest, claim and demand in and to the undertaking and all of the assets relating exclusively to the Hamilton Steel Business of every kind and description and wheresoever situate including the assets set out in Part I of Schedule G but excluding the assets set out in Part II of Schedule G;

(viii) to the Lake Erie Steel GP, its successors and assigns, as the general partner of the Lake Erie Steel LP, all of Stelco's estate, right, title, interest, claim and demand in and to the undertaking and all of the assets relating exclusively to the Lake Erie Steel Business of every kind and description and wheresoever situate including the assets set out in Part I of Schedule H but excluding the assets set out in Part II of Schedule H; and

(ix) to the HLE Mining GP, its successors and assigns, as the general partner of the HLE Mining LP, all of Stelco's estate, right, title, interest, claim and demand in and to the undertaking and all of the assets relating exclusively to the HLE Mining Business of every kind and description and wheresoever situate including the assets set out in Part I of Schedule I but excluding the assets set out in Part II of Schedule I;

and, as consideration therefor, respectively:

(A) the Hamilton Coke GP will, for and on behalf of the Hamilton Coke LP, (x) assume the Liabilities of Stelco relating exclusively to the Hamilton Coke Business set out in Part III of Schedule A and undertake to indemnify and save harmless Stelco in respect of such Liabilities and (y) issue a limited partnership unit of the Hamilton Coke LP to Stelco;

(B) the Lake Erie Coke GP will, for and on behalf of the Lake Erie Coke LP, (x) assume the Liabilities of Stelco relating exclusively to the Lake Erie Coke Business set out in Part III of Schedule B and undertake to indemnify and save harmless Stelco in respect of such Liabilities and (y) issue a limited partnership unit of the Lake Erie Coke LP to Stelco;

(C) HMLTN Energy GP will, for and on behalf of the HMLTN Energy LP, (x) assume the Liabilities of Stelco relating exclusively to the HMLTN Energy Business set out in Part III of Schedule C and undertake to indemnify and save harmless Stelco in respect of such Liabilities and (y) issue a limited partnership unit of the HMLTN Energy LP to Stelco;

(D) Lake Erie Energy GP will, for and on behalf of the Lake Erie Energy LP, (x) assume the Liabilities of Stelco relating exclusively to the Lake Erie Energy Business set out in Part III of Schedule D

and undertake to indemnify and save harmless Stelco in respect of such Liabilities and (y) issue a limited partnership unit of the Lake Erie Energy LP to Stelco;

(E) Hamilton Land LP will, for and on behalf of the Hamilton Land LP, (x) assume the Liabilities of Stelco relating exclusively to the Hamilton Land Business set out in Part III of Schedule E and undertake to indemnify and save harmless Stelco in respect of such Liabilities and (y) issue a limited partnership unit of the Hamilton Land LP to Stelco;

(F) Lake Erie Land GP will, for and on behalf of the Lake Erie Land LP, (x) assume the Liabilities of Stelco relating exclusively to the Lake Erie Land Business set out in Part III of Schedule F and undertake to indemnify and save harmless Stelco in respect of such Liabilities and (y) issue a limited partnership unit of the Lake Erie Land LP to Stelco;

(G) Hamilton Steel GP will, for and on behalf of the Hamilton Steel LP, (x) assume the Liabilities of Stelco relating exclusively to the Hamilton Steel Business set out in Part III of Schedule G and undertake to indemnify and save harmless Stelco in respect of such Liabilities and (y) issue a limited partnership unit of the Hamilton Steel LP to Stelco;

(H) Lake Erie Steel GP will, for and on behalf of the Lake Erie Steel LP, (x) assume the Liabilities of Stelco relating exclusively to the Lake Erie Steel Business set out in Part III of Schedule H and undertake to indemnify and save harmless Stelco in respect of such Liabilities and (y) issue a limited partnership unit of the Lake Erie Steel LP to Stelco; and

(I) HLE Mining GP will, for and on behalf of the HLE Mining LP, (x) assume the Liabilities of Stelco relating exclusively to the HLE Mining Business set out in Part III of Schedule I and undertake to indemnify and save harmless Stelco in respect of such Liabilities and (y) issue a limited partnership unit of the HLE Mining LP to Stelco.

The consideration provided by a Limited Partnership will be allocated among the assets or classes of assets transferred to such Limited Partnership as agreed to by Stelco and such Limited Partnership. All tax returns and filings by Stelco and the Limited Partnerships will be made on a basis consistent with such agreed allocations.

Share Issuance

(b) Each General Partner will issue one common share of such General Partner to Stelco at a subscription price of $5.

Consents and Waivers

(c) Notwithstanding the provisions of Section 2.01(a), nothing in Section 2.01(a) will constitute an assignment of any Contract, Governmental Authorization or other commitment for which any requisite consent or waiver to the assignment thereof has not been obtained. To the extent permitted by Applicable Law, if any requisite consent or waiver has not been obtained prior to the CBCA Effective Time, the applicable Contract, Governmental Authorization or commitment will be held by Stelco in trust for the benefit of the Limited Partnership to which such Contract, Governmental Authorization or commitment would otherwise be assigned pursuant to Section 2.01(a) and such Limited Partnership will perform the obligations of Stelco thereunder and be entitled to receive all money becoming due and payable under and other benefits derived from the Contract, Government Authorization or other commitment immediately after receipt by Stelco.

Hamilton Steel Employment

(d) Hamilton Steel GP, as the general partner of the Hamilton Steel LP, will become:

(i) the employer bound to the Hamilton Steel Collective Agreements and the employer of the Employees in the bargaining units covered by Hamilton Steel Collective Agreements; and

(ii) the successor employer of the non-union Employees employed exclusively in relation to the Hamilton Steel Business,

all of the above being without prejudice to the jurisdiction of the Ontario Labour Relations Board or a court of competent jurisdiction.

Lake Erie Steel Employment

(e) Lake Erie Steel GP, as the general partner of the Lake Erie Steel LP, will become:

(i) the employer bound to the Lake Erie Steel Collective Agreements and the employer of the Employees in the bargaining unit covered by the Lake Erie Steel Collective Agreement; and

(ii) the successor employer of the non-union Employees employed exclusively in relation to the Lake Erie Steel Business,

all of the above being without prejudice to the jurisdiction of the Ontario Labour Relations Board or a court of competent jurisdiction.

2.02 **<u>Employment and Benefits</u>**

(1) Stelco will remain liable for all employment and pension related obligations in respect of the Employees and the Retirees.

(2) Stelco and each General Partner, for and on behalf of the Limited Partnership of which it is the general partner, will become responsible for the obligations imposed on it by the Pension Regulation and the Pension Agreements.

(3) Stelco and the Hamilton Steel GP, for and on behalf of the Hamilton Steel LP, will be responsible for any applicable non-pension post-employment benefits in respect of the Employees referred to in Section 2.01(d) above and the Retirees of the Hamilton Steel Business.

(4) Stelco and the Lake Erie Steel GP, for and on behalf of the Lake Erie Steel LP, will be responsible for any applicable non-pension post-employment benefits in respect of the Employees referred to in Section 2.01(e) above and the Retirees of the Lake Erie Steel Business.

2.03 **Restriction on Distributions**

Stelco will not, until the Expiration Date (as defined in the Pension Regulation), declare or pay any dividends or distributions of any kind on any shares of Stelco or call for redemption or purchase for cancellation or make any capital distribution with respect to any shares of Stelco, except for any such payments on any preferred shares of Stelco issued after the CBCA Effective Time for fair value and not as part of a dividend on, or any reorganization or reclassification of, any other shares of Stelco.

ARTICLE 3 – TAXES

3.01 **Joint Elections**

Each Limited Partnership will, to the extent applicable and if requested by Stelco, make the following joint elections with Stelco:

(a) a joint election under subsection 97(2) of the Tax Act and similar provisions under any applicable provincial legislation with respect to each transferred asset included in the assets transferred to such Limited Partnership;

(b) a joint election under section 22 of the Tax Act and similar provisions under any applicable provincial legislation with respect to the assignment of accounts receivable;

(c) a joint election under section 20(24) of the Tax Act and similar provisions under any applicable provincial legislation; and

(d) a joint election to have subsection 167(1.1) or section 156 of the *Excise Tax Act* (Canada) and similar provisions under any applicable provincial legislation apply to the transfer of assets hereunder to such Limited Partnership so that no tax is payable in respect of such transfer under Part IX of the *Excise Tax Act*.

3.02 **Sales and Transfer Taxes**

The Limited Partnerships will pay and/or self-assess, as the case may be, any sales or transfer taxes that apply on the grant, transfer, conveyance and assignment of assets under Section 2.01(a).

ARTICLE 4 – PLAN IMPLEMENTATION

4.01 **Conditions to Plan Implementation**

The implementation of this Plan will be conditional on the satisfaction of the following conditions:

(a) the Pension Regulation is in full force and effect, subject only to the occurrence of the CBCA Effective Time and the Effective Time;

(b) a Pension Agreement has become effective, subject only to the occurrence of the CBCA Effective Time and the Effective Time;

(c) the CBCA Arrangement Order issued by the Court is in form satisfactory to Stelco and the Financing Provider and all applicable appeal periods in respect thereof have expired and any appeals therefrom have been finally disposed of by the applicable appellate tribunal;

(d) all documents, agreements, allocations, elections and other instruments necessary or desirable to implement the Plan and effect the transfer of assets from Stelco to the General Partners contemplated herein and the assumption by the General Partners, for and on behalf of the Limited Partnerships, Limited Partnerships of the Liabilities contemplated herein, and to provide for the ongoing operations of the Limited Partnerships and Stelco (including without limitation the constating documents of the General Partner and Limited Partnerships and the services agreements between the Applicants) are in form and substance satisfactory to Stelco and the Financing Provider in each case acting reasonably, and are not objected to by the Senior Bondholders Steering Committee, acting reasonably, within three Business Days of counsel to the Senior Bondholders Steering Committee receiving a written copy of same;

(e) all conditions precedent to the implementation of the Original Plan in favour of Persons will have been satisfied or waived by such Persons;

(f) all relevant Persons will have executed, delivered and filed all documents and other instruments that, in the opinions of the Applicants and the Financing Provider, acting reasonably, are necessary to implement the provisions of the Plan or the CBCA Arrangement Order; and

(g) all applicable approvals, certificates, rulings, permits, consents, notices and orders of, and all applicable submissions and filings with, governmental, regulatory and judicial authorities having jurisdiction for the completion of the transactions

contemplated by this Plan will have been obtained or made, as the case may be, by the Applicants, in each case to the extent deemed necessary or advisable by the Applicants in form and substance satisfactory to the Applicants and the Financing Provider, acting reasonably, and are not objected to by the Senior Bondholders Steering Committee, acting reasonably, within three Business Days of counsel to the Senior Bondholders Steering Committee receiving a written copy of same.

4.02 Implementation

As soon as practicable after satisfaction (or waiver, if applicable) of each of the conditions to the implementation of the Plan as set out in Section 4.01, Stelco will file with the Court a notice confirming that each of the conditions to the implementation of the Plan as set out in Section 4.01 has been satisfied (or waived, if applicable) and thereafter Stelco will file the Articles of Arrangement and seek to obtain the Certificate of Arrangement. Notwithstanding the immediately preceding sentence, the rights of the Senior Bondholders Steering Committee may only be waived by the Senior Bondholders Steering Committee.

ARTICLE 5 – GENERAL

5.01 Amendments

The Applicants may at any time and from time to time amend this Plan by written instrument with the written consent of the Financing Provider, provided that any amendment in respect of any matter herein that would affect Sections 2.01(d), 2.01(e), 2.02 or 2.03 will require prior approval of the Court, to be sought upon reasonable notice to all who have appeared in these CBCA proceedings, and further provided that such amendments which relate to matters for which the Senior Bondholders Steering Committee has non-objection rights under Sections 4.01(d) and 4.01(g) hereof are not objected to by the Senior Bondholders Steering Committee within three Business Days of counsel to the Senior Bondholders Steering Committee receiving a written copy of same. The Applicants will file a copy of any amendment to this Plan with the Court.

5.02 Severability of Plan Provisions

If, prior to the date of the CBCA Effective Time, any provision of this Plan is held by the Court to be invalid, void or unenforceable, the Court, at the request of the Applicants (on notice to the Financing Provider) may alter and interpret such provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of such provision, and such provision will then be applicable as altered or interpreted and the remainder of the provisions of this Plan will remain in full force and effect and will in no way be invalidated by such alteration or interpretation.

5.03 Responsibilities of the Monitor

The Monitor is acting in its capacity as Monitor in the CCAA Proceedings with respect to the Original Plan Applicants and not in its personal or corporate capacity and will not be responsible or liable for any obligations of any Applicant or any obligations under or in respect

of this Plan. The Monitor will have the powers and protections granted to it by this Plan, the CCAA, the Initial Order and any Order.

5.04 **Binding Effect**

At the CBCA Effective Time, the Plan will become effective and be binding on and enure to the benefit of the Applicants, the Limited Partnerships and all other Persons named or referred to in, or subject to, this Plan and their respective heirs, executors, administrators and other legal representatives, successors and assigns.

5.05 **Further Assurances**

At the request of Stelco, each of the Persons named or referred to in, or subject to, this Plan (other than Affected Creditors, as that term is defined in the Original Plan) will execute and deliver all such documents and instruments and do all such acts and things as may be necessary or desirable to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein, notwithstanding any provision of this Plan that deems any transaction or event to occur without further formality.

5.06 **Governing Law**

This Plan will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

SCHEDULE A

HAMILTON COKE LP

PART I - TRANSFERRED ASSETS

(a) All plant, buildings, structures, erections, improvements, appurtenances, fixtures, machinery, equipment, furniture, furnishings, computer hardware and peripheral equipment, supplies and accessories related to the Hamilton Coke Business and used exclusively in the production, processing and handling of coke and the collection, storage, transportation and treatment of cokemaking off gasses and cokemaking by-products and specifically including, but not limited to, the following items:

- Coke battery blocks (known as Battery # 6 and #7)
- Larry/charge cars
- Pusher cars
- U tube cars
- Quench station
- Electrical power switchgears
- By product facilities
- Air pollution control equipment
- Coke oven gas bleeder stacks
- Pusher machines
- Conveyor systems
- Oven door machines
- Waste heat combustion stacks
- Coal blending building, bins and crushers
- Coke crusher building, crushers and stations
- Pump houses; and
- Oil, tar, phenol, ammonia, liquor, off gasses and dust collection recovery and containment systems.

(b) A lease of the lands on which the plant, buildings, structures, erections, improvements, appurtenances and fixtures referred to in (a) are located.

(c) All coal, refractory and other inventories specifically related to the Hamilton Coke Business and exclusively consumed or used in or related to the cokemaking or cokemaking by-products processes.

(d) All tools, spares and D & I parts, wherever situated, related to the machinery and equipment referred to in (a) above and used exclusively in cokemaking or cokemaking by-products processes.

(e) All licences, registrations, permits, quotas, Governmental Authorizations and like instruments required to carry on the business of producing coke and the handling or treatment of cokemaking by-products related to the Hamilton Coke Business.

(f) All intellectual property used exclusively in carrying on the business of producing coke and the handling and treatment of cokemaking by-products related to the Hamilton Coke Business.

(g) All plans and specifications relating to the plant, buildings, structures, erections, improvements, appurtenances, fixtures, machinery, equipment, books and records relating to the Hamilton Coke Business and involved exclusively in the production, processing and handling of coke and the collection, storage, transportation and treatment of cokemaking off gasses and by-products.

(h) All books and records relating to the Hamilton Coke Business.

PART II - EXCLUDED ASSETS

(a) Assets relating to the Head Office of Stelco.

(b) Contracts and other commitments relating to the purchase of goods or services or the sale of coke.

PART III - ASSUMED LIABILITIES

All Encumbrances on the assets transferred under Section 2.01(a)(i) on the understanding that the assets are transferred on an "as is where is" basis.

SCHEDULE B

LAKE ERIE COKE LP

PART I - TRANSFERRED ASSETS

(a) All plant, buildings, structures, erections, improvements, appurtenances, fixtures, machinery, equipment, furniture, furnishings, computer hardware and peripheral equipment, supplies and accessories related to the Lake Erie Coke Business and used exclusively in the production, processing and handling of coke and the collection, storage, transportation and treatment of cokemaking off gasses and cokemaking by-products and specifically including, but not limited to, the following items:

- Coke battery block (known as Battery #1)
- Larry/charge cars
- Pusher cars
- U tube cars
- Quench station
- Electrical power switchgears
- By product facilities
- Air pollution control equipment
- Coke oven gas bleeder stacks
- Pusher machines
- Conveyor systems
- Oven door machines
- Waste heat combustion stacks
- Coal blending building, bins and crushers
- Coke crusher building, crushers and stations
- Pump houses; and
- Oil, tar, phenol, ammonia, liquor, off gasses and dust collection recovery and containment systems.

(b) A lease of the lands on which the plant, buildings, structures, erections, improvements, appurtenances and fixtures referred to in (a) are located.

(c) All coal, refractory and other inventories specifically related to the Lake Erie Coke Business and exclusively consumed or used in or related to the cokemaking or cokemaking by-products processes.

(d) All tools, spares and D & I parts, wherever situated, related to the machinery and equipment referred to in (a) above and used exclusively in cokemaking or cokemaking by-products processes.

(e) All licences, registrations, permits, quotas, Governmental Authorizations and like instruments required to carry on the business of producing coke

and the handling or treatment of cokemaking by-products related to the Lake Erie Coke Business.

(f) All intellectual property used exclusively in carrying on the business of producing coke and the handling and treatment of cokemaking by-products related to the Lake Erie Coke Business.

(g) All plans and specifications relating to the plant, buildings, structures, erections, improvements, appurtenances, fixtures, machinery, equipment, books and records relating to the Lake Erie Coke Business and involved exclusively in the production, processing and handling of coke and the collection, storage, transportation and treatment of cokemaking off gasses and by-products.

(h) All books and records relating to the Lake Erie Coke Business.

PART II - EXCLUDED ASSETS

(a) Assets relating to the Head Office of Stelco.

(b) Contracts and other commitments relating to the purchase of goods or services or the sale of coke.

PART III - ASSUMED LIABILITIES

All Encumbrances on the assets transferred under Section 2.01(a)(ii) on the understanding that the assets are transferred on an "as is where is" basis.

SCHEDULE C

HMLTN ENERGY LP

PART I – TRANSFERRED ASSETS

All future products, plans and specifications relating to the generation, sale, marketing or distribution of energy from proposed cogeneration facilities to be constructed in or near Hamilton, Ontario.

PART II – EXCLUDED ASSETS

Assets related to the Head Office of Stelco.

PART III – ASSUMED LIABILITIES

All Encumbrances on the assets transferred under Section 2.01(a)(iii) on the understanding that the assets are transferred on an "as is where is" basis.

SCHEDULE D

LAKE ERIE ENERGY LP

PART I – TRANSFERRED ASSETS

All future proposals, plans and specifications relating to the generation, sale, marketing or distribution of energy from proposed cogeneration facilities to be constructed in or near Nanticoke, Ontario.

PART II – EXCLUDED ASSETS

Assets related to the Head Office of Stelco.

PART III – ASSUMED LIABILITIES

All Encumbrances on the assets transferred under Section 2.01(a)(iv) on the understanding that the assets are transferred on an "as is where is" basis.

SCHEDULE E

HAMILTON LAND LP

PART I - TRANSFERRED ASSETS

(a) All lands associated with the #2 Rod Mill, comprising approximately 102.63 acres and municipally known as 1625 Burlington Street East, Hamilton, Ontario. The lands are located on the north side of Burlington Street East, south of the Hamilton Harbour, between Kenilworth Avenue North and Strathearne Avenue, all in the City of Hamilton, Ontario. The lands are legally described as:

> Part Lot 1 & 2, Concession Broken Front fka Township of Barton, and Part Water Lot, Concession Broken Front fka Township of Barton, (in front of Lots 1 & 2), City of Hamilton

(b) All plant, buildings, structures, erections, improvements and appurtenances including and directly associated with the free standing industrial facility, commonly referred to as the Stelco Inc. #2 Rod Mill, comprising approximately 300,000 square feet of area, all situated on the lands referred to in (a) above.

(c) All lands south of the Hamilton steelworks on the west side of Gage Avenue north and south of Industrial Drive, all in the City of Hamilton, which consists of various lots on Registered Plan of Subdivision 453.

(d) All lands south of the Hamilton steelworks on the east side of Gage Avenue North and south of Industrial Drive, all in the City of Hamilton, which consist of various lots on Registered Plan of Subdivision 453.

(e) All lands legally described as Parts 1 and 2 on 62R-10965 and municipally known as 242 Queen Street North, City of Hamilton and consisting of approximately 2.7 acres.

(f) All lands legally described as Part of Lots 31, 32 and 33 and Water Lots in front of Lots 31, 32 and 33, Concession Broken Front, Former Township of Saltfleet, Hamilton, Ontario and municipally known as 139 Windermere Road, Hamilton, Ontario and consisting of approximately 41.61 acres.

PART II - EXCLUDED ASSETS

Assets related to the Head Office of Stelco.

PART III - ASSUMED LIABILITIES

All Encumbrances on the assets transferred under Section 2.01(a)(v) on the understanding that the assets are transferred on an "as is where is" basis.

SCHEDULE F

LAKE ERIE LAND LP

PART I - TRANSFERRED ASSETS

All vacant lands including any farm land, industrial park land and other development land situated in the City of Nanticoke, Ontario and not used directly or indirectly in the Lake Erie Steel Business. These lands are more specifically described as:

West Plant Lands (west and southwest of Lake Erie main plant)

(i) Part 1 on Plan 37R-6618 (approx. 2041 acres)

(ii) Part 1 on Plan 37R-6619 (approx. 57 acres)

(iii) Part 1 on Plan 37R-6618 (approx. 38 acres)

(iv) Various lots on Registered Plan of Subdivision No 379

Lake Erie Industrial Park (north and northwest of Lake Erie main plant)

(i) Part 1 on Plan 37R-6617 (approx. 120 acres)

(ii) Part 2 on Plan 37R-6617 (approx. 714 acres)

(iii) Part 1 on Plan 18R-4328 (approx. 22 acres)

(iv) Part 2 and 3 on Plan 18R4328 (approx 563 acres)

(v) Part 4 on Plan 18R-4328 (approx 24 acres)

(vi) Various lots and Blocks on Registered Plan of Subdivision No 84 (Lake Erie Industrial Park, Phase 1)

East Plant Lands (east of Lake Erie main plant)

(i) Part 1 on 18R-4329 (approx. 225 acres)

(ii) Part 1 on 18R-4321 (approx. 27 acres)

(iii) Part 1 on 18R-4330 (approx. 172 acres)

(iv) Part 1 on 18R-4331 (approx. 152 acres)

PART II - EXCLUDED ASSETS

Assets related to the Head Office of Stelco.

PART III - ASSUMED LIABILITIES

All Encumbrances on the assets transferred under Section 2.01(a)(vi) on the understanding that the assets are transferred on an "as is where is" basis.

SCHEDULE G

HAMILTON STEEL LP

PART I - TRANSFERRED ASSETS

(a) All lands used in, associated with or ancillary to the conduct of the Hamilton Steel Business.

(b) All plant, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of the lands referred to in (a) above and machinery, equipment, utility assets, furniture, furnishings, computer hardware and peripheral equipment, supplies and accessories used in the Hamilton Steel Business.

(c) All inventories of any kind or nature wherever situated, consumed in or related to the Hamilton Steel Business.

(d) All production, shipping and packaging supplies consumed in or related to the Hamilton Steel Business.

(e) All stores, spares and D&I parts, wherever situated, related to the Hamilton Steel Business.

(f) All trade and other accounts receivable, including intercompany receivables, related to the Hamilton Steel Business;

(g) All investment or ownership interest in corporations, joint ventures, partnerships or other entities or ventures of trade specifically related to the Hamilton Steel Business including, but not limited to, investments in Z-Line Company, Baycoat L.P., D.C. Chrome Limited and Stelco Plate Company Ltd.

(h) All franchise, licence or management agreements and all other Contracts or commitments relating to the Hamilton Steel Business.

(i) All licences, registrations, permits, quotas, Governmental Authorizations and like instruments required to carry on the Hamilton Steel Business in its usual and ordinary course.

(j) All Intellectual Property used exclusively in carrying on the Hamilton Steel Business.

(k) The goodwill of the Hamilton Steel Business, including the exclusive right to the Hamilton Steel LP to represent itself as carrying on the Hamilton Steel Business in continuation of and in succession to Stelco and the right to use any words indicating that the Hamilton Steel Business is so carried on.

(l) All pre-paid expenses, deposits and other current assets relating to the Hamilton Steel Business including, but not limited to, all pre-paid property, business and like taxes, water charges, purchases of gas, oil and hydro and other commodities or services.

(m) All plans and specifications relating to the land, plant, buildings, structures, erections, improvements, appurtenances, fixtures, machinery and equipment referred to in (a) and (b) above including all such electrical, mechanical and structural drawings related thereto.

(n) All personnel records, inspection records and other records, books, documents and data bases recorded or stored by means of any device, including in electronic form, relating to the Hamilton Steel Business, the assets referred to herein and those employees who are, pursuant to the provisions of this Arrangement, to be employed by Hamilton Steel GP.

PART II - EXCLUDED ASSETS

(a) The lease of the lands and other assets referred to in Section 2.01(a)(i) and Schedule A.

(b) The lands and the other assets referred to in Section 2.01(a)(v) and Schedule E.

(c) Investments in Stelpipe Ltd., CHT Steel Company Inc. and Welland Pipe Ltd.

(d) Assets relating to the Head Office of Stelco.

(e) Contracts and other commitments relating to the purchase of goods or services or the sale of steel or steel by-products.

PART III - ASSUMED LIABILITIES

(a) All Encumbrances on the assets transferred under Section 2.01(a)(vii) on the understanding that such assets are transferred on an "as is where is" basis.

(b) All non related third party accounts payable arising from the purchase of goods, supplies, materials, utilities and other items, sales taxes and the procurement of services, either of an operating or capital nature and relating to the Hamilton Steel Business.

(c) All intercompany payables arising on the account of trade, the provision of services or the advance of money related to the Hamilton Steel Business

but excluding, from each of the above, all such Liabilities relating to the excluded assets in Part II above.

SCHEDULE H

LAKE ERIE STEEL LP

PART I - TRANSFERRED ASSETS

(a) All lands used in, associated with or ancillary to the conduct of the Lake Erie Steel Business.

(b) All plant, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of the lands referred to in (a) above and machinery, equipment, utility assets, furniture, furnishings, computer hardware and peripheral equipment, supplies and accessories used in the Lake Erie Steel Business.

(c) All inventories of any kind or nature wherever situated, consumed in or related to the Lake Erie Steel Business.

(d) All production, shipping and packaging supplies consumed in or related to the Lake Erie Steel Business.

(e) All stores, spares and D&I parts, wherever situated, related to the Lake Erie Steel Business.

(f) All trade and other accounts receivable, including intercompany receivables, related to the Lake Erie Steel Business.

(g) All investment or ownership interest in corporations, joint ventures, partnerships or other entities or ventures of trade specifically related to the Lake Erie Steel Business including, but not limited to, investment in Lake Erie Slab Co. Inc.

(h) All franchise, licence or management agreements and all other Contracts or commitments relating to the Lake Erie Steel Business.

(i) All licences, registrations, permits, quotas, Governmental Authorizations and like instruments required to carry on the Lake Erie Steel Business in its usual and ordinary course.

(j) All Intellectual Property used exclusively in carrying on the Lake Erie Business.

(k) The goodwill of the Lake Erie Business, including the exclusive right to the Lake Erie Steel LP to represent itself as carrying on the Lake Erie Steel Business in continuation of and in succession to Stelco Inc. and the right to use any words indicating that the Lake Erie Steel Business is so carried on.

(l) All pre-paid expenses, deposits and other current assets relating to the Lake Erie Steel Business including, but not limited to, all pre-paid property, business and like

taxes, water charges, purchases of gas, oil and hydro and other commodities or services.

(m) All plans and specifications relating to the land, plant, buildings, structures, erections, improvements, appurtenances, fixtures, machinery and equipment referred to in (a) and (b) above including all such electrical, mechanical and structural drawings related thereto.

(n) All personnel records, inspection records and other records, books, documents and data bases recorded or stored by means of any device, including in electronic form, relating to the Lake Erie Steel Business, the assets referred to herein and those employees who are, pursuant to the provisions of this Arrangement, to be employed by Hamilton Steel GP.

PART II - EXCLUDED ASSETS

(a) The lease of the lands and the other assets referred to in Section 2.01(a)(ii) and Schedule B.

(b) The lands and the other assets referred to in Section 2.01(a)(vi) and Schedule F.

(c) Investments in Stelpipe Ltd., CHT Steel Company Inc. and Welland Pipe Ltd.

(d) Assets relating to the Head Office of Stelco.

(e) Contracts and other commitments relating to the purchase of goods and services or the sale of steel or steel by-products.

PART III - ASSUMED LIABILITIES

(a) All Encumbrances on the assets transferred under Section 2.01(a)(viii) on the understanding that the assets are transferred on an "as is where is" basis.

(b) All non related third party accounts payable arising from the purchase of goods, supplies, materials, utilities and other items, sales taxes and the procurement of services, either of an operating or capital nature and relating to the Lake Erie Steel Business; and

(c) All intercompany payables arising on the account of trade, the provision of services or the advance of money related to the Lake Erie Steel Business

but excluding, from each of the above, all such Liabilities relating to the excluded assets in Part II above.

SCHEDULE I

HLE MINING LP

PART I - TRANSFERRED ASSETS

All shares, investments or ownership interests in corporations, joint ventures, partnerships or other entities or ventures of trade directly or indirectly related to the mining operations of Stelco Inc. including, but not limited to, the following:

(i) Stelco Holding Company including its direct and indirect ownership interests in various U.S. iron mining and closed coal mining operations

(ii) Wabush Mines

(iii) Midway Ore Company Ltd.

(iv) Arnaud Railway Company

(v) Wabush Lake Railway Co. Ltd.

(vi) Knoll Lake Minerals Ltd.

(vii) Northern Land Co. Ltd.

(viii) Twin Falls Power Corp. Ltd.

PART II - EXCLUDED ASSETS

(a) Assets relating to the Head Office of Stelco.

(b) Contracts and other commitments relating to the purchase of goods and services or the sale of minerals.

PART III - ASSUMED LIABILITIES

All Encumbrances on the assets transferred under Section 2.01(a)(ix) on the understanding that the assets are transferred on an "as is where is" basis.

17

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Court approves reorganization of Stelco's corporate structure

HAMILTON, ON, Feb. 14 /CNW/ - Stelco Inc. (TSX:STE) announces that the Superior Court of Justice (Ontario) granted an Order late this afternoon approving the previously announced proposed reorganization of the Company's corporate structure. As a result, distinct portions of Stelco's business will be transferred into separate limited partnerships upon the Company's emergence from its Court-supervised restructuring process.

In its Order, the Court declared that the proposed reorganization was fair and reasonable. As disclosed on previous occasions, among the features of the reorganization are provisions concerning the pension plan funding arrangement contained in Stelco's restructuring plan. Among these provisions, the ten-year funding arrangement agreed to by the Company and the Province is confirmed, the responsibilities of Stelco and the general partners in the limited partnerships are identified, and the ongoing pension funding obligations of Stelco and of any acquirer of the Company are outlined. Stelco will also be prohibited from making dividend payments or other forms of distribution on its common shares while the pension funding arrangements are in effect.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its Ontario-based integrated steel business located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 18:20e 14-FEB-06

RECEIVED

News release via Canada NewsWire, Toronto 416-863-9350

18

Attention Business Editors:
Stelco Announces Filing of 51st Monitor's Report

HAMILTON, ON, Feb. 23 /CNW/ - Stelco Inc. (TSX:STE) today announced that the Fifty-First Report of the Monitor in the matter of the Company's Court-supervised restructuring was filed this afternoon. The full text of the Report can be accessed through a link available on Stelco's web site.

The Report deals exclusively with the sale of real property owned by Welland Pipe Ltd. as part of Stelco's non-core asset sale process. The sale of two pipe manufacturing mills that had been located on the property was approved in 2004 and 2005.

The Monitor notes that the real property was appraised and marketed for sale by an independent realtor. An agreement of purchase and sale was entered into on January 9, 2006 by Welland Pipe Ltd. and the purchaser, Universal Capital Corporation. The transaction, which is subject to Court and other approvals as well as the fulfillment of other conditions, is expected to close on May 15, 2006.

The Report adds that Stelco has indicated that it will seek the Court's approval of the transaction, as well as the temporary sealing of certain commercially sensitive financial information contained in the agreement of purchase and sale, at a hearing to be held on March 2, 2006.

The Monitor expresses the view that the property was marketed for sale in a commercially reasonable fashion, that the purchase price is fair and commercially reasonable, that the request for a sealing Order is appropriate, and that the transaction represents the best recovery for Welland Pipe stakeholders. As a result, the Monitor recommends that Stelco's application in these matters be approved.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its Ontario-based integrated steel business located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./
(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 16:24e 23-FEB-06

News release via Canada NewsWire, Toronto 416-863-9350

19

Attention Business Editors:
TSX requests that Stelco apply to delist current shares

HAMILTON, ON, Feb. 27 /CNW/ - Stelco Inc. (TSX:STE) announced today that it has been in discussions with the Toronto Stock Exchange concerning requests received from the TSX to delist the Company's common shares. Discussions are ongoing.

As disclosed on previous occasions, and as reflected in Stelco's approved restructuring plan, there is insufficient value in the Company under the plan to provide recovery for the current common shareholders. As a result, the existing common shares will be eliminated on plan implementation with no value being attributed to them.

Stelco advised today that it expects to file a delisting application with the Toronto Stock Exchange as soon as it is confident with respect to the satisfaction of all major business issues relating to implementation of the Company's restructuring plan. Stelco anticipates that it will be able to make this determination on or about March 2, 2006, in which case a delisting application is expected to be filed shortly thereafter.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its Ontario-based integrated steel business located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, Cell: (905) 515-0701; Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 19:13e 27-FEB-06

News release via Canada NewsWire, Toronto 416-863-9350

20

Attention Business Editors:
Stelco announces filing of 52nd Monitor's Report

HAMILTON, ON, Feb. 28 /CNW/ - Stelco Inc. (TSX:STE) today announced that the Fifty-Second Report of the Monitor in the matter of the Company's Court-supervised restructuring was filed this evening. The full text of the Report, including an appendix, can be accessed through a link available on Stelco's web site. The Report recommends that the Court extend the stay period, which will otherwise expire at midnight on March 3, 2006, to March 31, 2006. The Monitor notes that progress has been made in resolving the issues to be addressed in the process of implementing the approved restructuring plan and the approved reorganization of Stelco's corporate structure. The Report adds that the contemplated transactions are complex, they require the input and approval of a number of stakeholders, and that issues remain to be resolved.

The Monitor observes that the stakeholders involved in the finalization of the documents and other measures required to implement the above-noted arrangements have committed to an implementation timetable they believe is achievable. The timetable contemplates that the principal documents will be finalized and that a pre-closing will take place on March 17, 2006, with a plan implementation date of March 31, 2006. In recommending that the application for a stay extension be granted, the Monitor states its belief that the parties have been working diligently towards plan implementation, that a plan implementation date of March 31, 2006 is achievable, and that Stelco has been acting and continues to act in good faith and with due diligence. The Report and its appendix also provide a summary of receipts and disbursements for the period November 19, 2005 to February 17, 2006, an analysis of variances from the forecast provided in the 40th Report of the Monitor, as well as a cash flow forecast for the period February 18, 2006 to March 31, 2006. The Monitor notes that total facility utilization stood at $296.5 million as at February 17, 2006, and is projected to increase to $325.6 million by March 31, 2006.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its Ontario-based integrated steel business located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, Cell: (905) 515-0701; Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 19:57e 28-FEB-06

News release via Canada NewsWire, Toronto 416-863-9350

21

Attention Business Editors:
Stelco stay period extended until March 31, 2006

HAMILTON, ON, March 2 /CNW/ - Stelco Inc. (TSX:STE) today was granted an Order of the Superior Court of Justice (Ontario) extending the stay period in its Court-supervised restructuring from March 3, 2006 until March 31, 2006.

The Court-appointed Monitor had recommended that the extension be granted on the grounds that the parties have been working diligently towards implementation of the Company's restructuring plan, that a plan implementation date of March 31, 2006 is achievable, and that Stelco has been acting in good faith and with due diligence.

The Order contains a provision that the Monitor report to the Court as to the status of the plan implementation process and that a further Court hearing be held on March 23, 2006 if progress in that regard is unsatisfactory and should the Court so direct.

Courtney Pratt, Stelco President and Chief Executive Officer, said, "We are making progress in our drive to completion. The stakeholders involved in these final stages have agreed on an implementation timetable they believe is achievable. We're committed to working with stakeholders, to achieving those targets, and to bringing this process to a successful conclusion."

At the same hearing held this morning, the Court approved the previously announced sale of real property owned by Welland Pipe Ltd. and ordered the temporary sealing of certain commercially sensitive financial information contained in the agreement of purchase and sale.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its Ontario-based integrated steel business located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 16:10e 02-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350

22

Attention Business Editors:
Stelco to seek delisting of current common shares

HAMILTON, ON, March 3 /CNW/ - Stelco Inc. (TSX:STE) announces that its board of directors today approved a resolution authorizing an application for the delisting of the Company's current common shares from the Toronto Stock Exchange ("TSX"). The application will request that the shares be delisted as at the close of trading on March 10, 2006.

Stelco previously announced that it was in discussions with the TSX concerning delisting and indicated that it expected to file a delisting application at such time as it was confident major business issues relating to implementation of its restructuring plan would be satisfied. While there are still some significant issues to be settled between stakeholders before Stelco's plan can be implemented, Stelco now reasonably expects the issues to be resolved for a March 31 plan implementation date.

Courtney Pratt, President and Chief Executive Officer: "We are making progress in our drive to completion. Key stakeholders have agreed on an implementation timetable and we are committed to working toward a successful conclusion in the near future."

As disclosed on previous occasions, there is insufficient value in the Company under the approved restructuring plan to provide recovery for the current common shareholders. As a result, the existing common shares will be eliminated on plan implementation with no value being attributed to them.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its Ontario-based integrated steel business located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 11:16e 03-MAR-06

23

STELCO INC.

MATERIAL CHANGE REPORT

FORM 51-102F3

1. **Name and Address of Company**

   Stelco Inc. ("Stelco")
   368 Wilcox Street
   Hamilton, ON, L8L 8K5

2. **Date of Material Change**

   March 10, 2005.

3. **News Release**

   The attached news release was issued by Stelco on March 3, 2006 through Canada NewsWire.

4. **Summary of Material Change**

   Stelco announced on March 3, 2006 that its board of directors had approved a resolution authorizing an application for the delisting of Stelco's Series A Convertible Common Shares and Series B Convertible Common Shares (collectively, the "Common Shares") from the Toronto Stock Exchange (the "TSX"). The application requested that the shares be delisted as at the close of trading on March 10, 2006.

5. **Full Description of Material Change**

   Stelco had previously announced that it was in discussions with the TSX concerning the delisting of the Common Shares, and indicated that it expected to file a delisting application at such time as it was confident that major business issues relating to implementation of its restructuring plan (the "Plan") would be satisfied. While there remain some significant issues to be settled between stakeholders before the Plan can be implemented, Stelco now reasonably expects such issues to be resolved for a March 31 Plan implementation date.

   There is insufficient value in Stelco under the approved restructuring plan to provide recovery for the current holders of the Common Shares. As a result, the existing Common Shares will be eliminated on plan implementation with no value being attributed to them.

   For additional information, please see the attached news release.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Helen Reeves at 905-515-0701.

9. Date of Report

March 6, 2006

SCHEDULE "A" – PRESS RELEASE

Transmitted by CNW Group on : March 3, 2006 11:16

Stelco to seek delisting of current common shares

HAMILTON, ON, March 3 /CNW/ - Stelco Inc. (TSX:STE) announces that its board of directors today approved a resolution authorizing an application for the delisting of the Company's current common shares from the Toronto Stock Exchange ("TSX"). The application will request that the shares be delisted as at the close of trading on March 10, 2006.

Stelco previously announced that it was in discussions with the TSX concerning delisting and indicated that it expected to file a delisting application at such time as it was confident major business issues relating to implementation of its restructuring plan would be satisfied. While there are still some significant issues to be settled between stakeholders before Stelco's plan can be implemented, Stelco now reasonably expects the issues to be resolved for a March 31 plan implementation date.

Courtney Pratt, President and Chief Executive Officer: "We are making progress in our drive to completion. Key stakeholders have agreed on an implementation timetable and we are committed to working toward a successful conclusion in the near future."

As disclosed on previous occasions, there is insufficient value in the Company under the approved restructuring plan to provide recovery for the current common shareholders. As a result, the existing common shares will be eliminated on plan implementation with no value being attributed to them.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its Ontario-based integrated steel business located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca %SEDAR: 00001549E

For further information:
Helen Reeves
905) 528-2511, Extension 2702
Cell: (905) 515-0701

News release via Canada NewsWire, Toronto 416-863-9350

24

Attention Business Editors:
Stelco to seek court order concerning issuance of floating rate notes

HAMILTON, ON, March 7 /CNW/ - Stelco Inc. (TSX:STE) announced today that it will seek an Order of the Superior Court of Justice (Ontario) in connection with the issuance of New Secured Floating Rate Notes ("FRNs") under its approved Companies' Creditors Arrangement Act restructuring plan ("the CCAA plan"). The motion is scheduled to be heard on March 9, 2006.

In connection with the Court-approved reorganization of Stelco's corporate structure under the Canada Business Corporations Act, it is contemplated that each of the new limited partnerships will guarantee Stelco's payment and performance in connection with the FRNs, and will provide security for those guarantees.

The Order being sought, if granted, will approve the terms and conditions of the issuance and exchange of the FRNs and other securities, expressly including all guarantees of Stelco's or another obligor's payment and performance in respect of the FRNs, and will declare that those terms and conditions are fair to the affected creditors, in a manner similar to the approval in the sanction order.

Notice of this motion is being provided so that affected creditors and other persons are aware of the hearing and of the fact that the hearing is open to them to be heard.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its Ontario-based integrated steel business located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 18:50e 07-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350

25

Attention Business Editors:
Stelco announces filing of 54th Monitor's Report

HAMILTON, ON, March 10 /CNW/ - Stelco Inc. announces that the Fifty-Fourth Report of the Monitor in the matter of the Company's Court-supervised restructuring was served this evening and will be filed on Monday, March 13, 2006. The full text of the Report will be accessible through a link available on Stelco's web site.

The Report deals exclusively with a motion by the Company to be heard on March 16, 2005. The motion concerns the distribution of sale proceeds with respect to Stelco's disposition of non-core assets during its restructuring.

In pursuit of its previously-announced strategy, and as announced throughout the asset sale process, the Company sold the issued and outstanding shares of four wholly-owned subsidiaries: AltaSteel Ltd., Norambar Inc., Stelfil Ltée and Stelwire Ltd. The Company also sold the assets of CHT Steel Company Inc., Stelpipe Ltd. and Welland Pipe Ltd.

The sale proceeds from those transactions were paid to, and have been held since then by, the Monitor in trust. The motion seeks a Court Order authorizing the Monitor to distribute the funds that can be released on the restructuring plan implementation date to Stelco or as Stelco may direct. The motion also deals with those sale proceeds the Monitor is required to hold beyond the plan implementation date pursuant to any of the above-noted sale agreements. The Order being sought would authorize the Monitor to release such sale proceeds in accordance with those agreements without further Order of the Court.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its Ontario-based integrated steel business located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: please contact: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 20:17e 10-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350

26

Attention Business Editors:
Stelco to Appoint Rodney Mott as President and CEO

Industry Veteran Brings 30 Years Experience to Role

HAMILTON, ON, March 13 /CNW/ - Stelco Inc. announced today that its incoming board of directors will appoint Rodney Mott as the Company's next President and Chief Executive Officer. The appointment will be made when the new board assumes office upon the Company's emergence from its court-supervised restructuring process, scheduled to occur on March 31, 2006. It is anticipated that Mr. Mott will assume his new responsibilities immediately thereafter. He is currently serving as a consultant to Tricap Management Ltd., one of Stelco's three financial sponsors.

Mr. Mott is a North American steel industry veteran with over 30 years of experience in the business. He brings to Stelco significant senior management experience in such areas as restructuring, labour relations, marketing, acquisitions, as well as plant expansion and construction. In his most recent role, he led the restructuring and consolidation of the US steel industry as President and CEO of International Steel Group Inc., until its sale to Mittal Steel Company in April 2005. He has also held senior roles in US Steel, Nucor, Lone Star Steel and Pechiney Rolled Products.

Commented Courtney Pratt, current Stelco President and Chief Executive Officer and Chairman designate, "We are very pleased to welcome Rodney Mott to Stelco. He is a highly regarded industry leader with the skills and experience to enhance our success going forward and create opportunities and value for all of our stakeholders."

"Stelco has a great reputation and tremendous potential. I am excited by the opportunity to work with the management team, employees and the unions to return Stelco to profitability and its leadership position in our industry", said Rodney Mott.

A Backgrounder on Mr. Mott follows:

BACKGROUNDER
Rodney B. Mott
Incoming President and CEO
Stelco

Business Experience
2005 - 1974

International Steel Group Richmond, Ohio	2002 - 2005	President and Chief Executive Officer
Pechiney Rolled Products Ravenswood, West Virginia	2000 - 2001	President and Chief Executive Officer
Nucor Charlotte, North Carolina	1988 - 2000	Vice President and General Manager - South Carolina Plant - Arkansas Plant - Crawfordsville, Indiana
Lone Star Steel Dallas, Texas	1986 - 1988	Superintendent of Operations
US Steel Fairless Hills, Pennsylvania	1974 - 1986	Various management positions

Education

MSc in Management	1978	Trenton State College Trenton, New Jersey
BS, Industrial Engineering	1974	Northeastern University Boston, Massachusetts

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: please contact Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 11:45e 13-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350 27

Attention Business Editors:
Stelco confirms delisting of common shares

HAMILTON, ON, March 14 /CNW/ - Stelco Inc. today confirmed that, as it had requested, its common shares were delisted from the Toronto Stock Exchange ("TSX") as at the close of trading on Friday, March 10, 2006.

The Company had announced on March 3, 2006 that its board of directors had authorized the filing of a delisting application. As disclosed on previous occasions, there is insufficient value in the Company under the approved restructuring plan to provide recovery for the current common shareholders. As a result, the existing common shares will be eliminated on plan implementation with no value being attributed to them.

Stelco is expected to emerge from its Court-supervised restructuring on March 31, 2006. At that time, new common shares will be issued under the approved restructuring plan and are expected to begin trading on the TSX on April 3, 2006, subject to certain conditions.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 08:23e 14-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Media Advisory - Stelco announces analyst conference call and web cast on fourth quarter and year-end 2005 financial results

HAMILTON, ON, March 15 /CNW/ - Stelco Inc. will host a conference call and web cast of its fourth quarter and year-end 2005 financial results at 11:00 a.m. Eastern Standard Time on Friday, March 24, 2006. The results are scheduled to be released earlier that morning.

The following senior executives will be available on the call:

- Courtney Pratt, President and Chief Executive Officer
- Colin Osborne, Executive Vice President and Chief Operating Officer
- Bill Vaughan, Senior Vice President and Chief Financial Officer

Call details are:

Date:	Friday, March 24, 2006
Time:	11:00 a.m. Eastern Standard Time
Toronto area or Overseas:	(416) 340-2216
North America:	(866) 898-9626

The conference call and web cast will be available on Stelco's web site at www.stelco.com. Please choose the "Investor Information" section and follow the link at the top of the page. Please log in at least 15 minutes prior to the call.

For those unable to participate in the conference call, a taped rebroadcast will be available until midnight March 31, 2006. The numbers for the rebroadcast are:

Local or Overseas:	(416) 695-5800
North America:	(800) 408-3053
Passcode:	"STELCO" or 783526

As well, the conference call will be archived on Stelco's web site at www.stelco.com. To access the replay, choose the "Investor Information" section then select "Replay Quarterly Earnings Call" at the top of the page.

%SEDAR: 00001549E

/For further information: ;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 16:26e 15-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350

29

Attention Business Editors:
Stelco obtains asset sale proceeds distribution order

HAMILTON, ON, March 16 /CNW/ - Stelco Inc. announced today that it has applied for and received an Order concerning the distribution of sale proceeds generated by the Company's disposition of non-core assets.

In pursuit of its previously-announced strategy, and as announced on previous occasions, Stelco sold the issued and outstanding shares of four wholly-owned subsidiaries: AltaSteel Ltd., Norambar Inc., Stelfil Ltée and Stelwire Ltd. The Company also sold the assets of CHT Steel Company Inc., Stelpipe Ltd. and Welland Pipe Ltd.

The sale proceeds from those transactions were paid to, and have been held since then by, the Monitor in trust.

At a hearing held this morning, the Superior Court of Justice (Ontario) granted an Order authorizing the Monitor to distribute the funds that can be released on the restructuring plan implementation date to Stelco or as Stelco may direct. The motion also dealt with those sale proceeds the Monitor is required to hold beyond the plan implementation date pursuant to any of the above-noted sale agreements. The Order granted today authorizes the Monitor to release such sale proceeds in accordance with those agreements without further Order of the Court.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 17:13e 16-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350 30

Attention Business Editors:
Stelco announces filing of 55th Monitor's Report

HAMILTON, ON, March 22 /CNW/ - Stelco Inc. announces that the Fifty-Fifth Report of the Monitor in the matter of the Company's Court-supervised restructuring was served today. The full text of the Report will be accessible through a link available on Stelco's web site.

The Report deals exclusively with the steps that have been taken in recent weeks by Stelco, the Monitor and other relevant parties towards implementation of the restructuring plan under the Companies' Creditors Arrangement Act and the reorganization of Stelco's corporate structure under the Canada Business Corporations Act.

The Monitor notes that the parties have been working diligently towards that objective. This activity has entailed the resolution of outstanding issues and the finalization of principal documents.

The Report adds that Stelco, the Monitor and other relevant parties are of the view that a plan implementation date of March 31, 2006 is achievable. The Monitor concludes by expressing the view that the extension of the stay period to March 31, 2006 continues to be appropriate under the circumstances.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 14:36e 22-MAR-06

31

RECEIVED

Stelco Inc.

AMENDING LETTER

March 23, 2006

Ernst & Young Inc.
P. O. Box 251
Ernst & Young Tower
222 Bay Street, 21st Floor
Toronto-Dominion Centre
Toronto, ON
M5K 1J7

Attention: Alex Morrison
Fax No.: (416) 943-3300

Tricap Management Limited
BCE Place
181 Bay Street
Suite 300, P.O. Box 771
Toronto, ON M5E 1S9

Attention: Edwin B. Nordholm
Fax No.: (416) 365-9642

Sunrise Partners Limited Partnership
Two American Lane
Greenwich, Connecticut
06836-2571

Attention: Michael Berner
Fax No.: (203) 862-6924

Appaloosa Management L.P.
26 Main Street, 1st Floor
Chatham, New Jersey
07928

Attention: Michael Lukacs
Fax No.: (973) 701-7055

Dear Sirs:

Re: Third Amended and Restated Plan of Arrangement and Reorganization Pursuant to the *Companies' Creditors Arrangement Act* (Canada) and the *Canada Business Corporations Act* dated December 9, 2005 (the "CCAA Plan")

We refer to the CCAA Plan. Capitalized terms used but not defined in this Amending Letter shall have the meaning ascribed to them in the CCAA Plan.

Effective as of the date hereof, and pursuant to, and in accordance with, the provisions of Section 7.01(1) of the CCAA Plan, the CCAA Plan shall be amended as follows:

1. The definition of Distribution Record Date in Section 1.02 of the CCAA Plan is deleted in its entirety and replaced with the following:

> **"Distribution Record Date"** means March 28, 2006, except that references to "Distribution Record Date" in the Articles of Reorganization, including the Articles of Reorganization attached as Schedule B to the Sanction Order, shall instead mean the Effective Time on the Plan Implementation Date and, for greater certainty, references in such Articles of Reorganization to the close of business on the Distribution Record Date shall also mean the Effective Time on the Plan Implementation Date.

2. The definition of Effective Time in Section 1.02 of the CCAA Plan is deleted in its entirety and replaced with the following:

"Effective Time" means the last moment on the Plan Implementation Date.

The foregoing amendments are not materially prejudicial to the interests of the Affected Creditors under the CCAA Plan.

All other terms and provisions contained in the CCAA Plan shall remain in full force and effect and unchanged.

This Amending Letter may be executed by the parties in counterparts and may be executed and delivered by facsimile and all the counterparts and facsimiles shall together constitute one and the same instrument.

This Amending Letter shall be governed and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Please confirm your agreement with the foregoing by executing this Amending Letter in the space provided below.

- signature page follows -

Yours truly,

STELCO INC.

By: ______________________

Name:

Title:

STELPIPE LTD.

By: ______________________

Name:

Title:

STELWIRE LTD.

By: ______________________

Name:

Title:

CHT STEEL COMPANY INC.

By: ______________________

Name:

Title:

WELLAND PIPE LTD.

By: ______________________

Name:

Title:

c: ThorntonGroutFinnigan LLP
Canadian Pacific Tower
32nd Floor 100 Wellington Street West
Toronto, ON M5K 1K7

Attention: Robert I. Thornton
Fax No.: (416) 304-1313

McMillan Binch Mendelsohn LLP
BCE Place, Suite 4400
Bay Wellington Tower
181 Bay Street
Toronto, ON M5J 2T3

Attention: Andrew J.F. Kent and Wael Rostom
Fax No.: (416) 865-7048

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, ON
M5X 1B8

Attention: Edward A. Sellers and Marc S. Wasserman
Fax No.: (416) 862-6666

Yours truly,

STELCO INC.

By: ______________________

Name:

Title:

STELPIPE LTD.

By: ______________________

Name:

Title:

STELWIRE LTD.

By: ______________________

Name: [illegible]

Title: [illegible]

CHT STEEL COMPANY INC.

By: ______________________

Name:

Title:

WELLAND PIPE LTD.

By: ______________________

Name:

Title:

c:

ThorntonGroutFinnigan LLP
Canadian Pacific Tower
32nd Floor 100 Wellington Street West
Toronto, ON M5K 1K7

Attention:	Robert I. Thornton
Fax No.:	(416) 304-1313

McMillan Binch Mendelsohn LLP
BCE Place, Suite 4400
Bay Wellington Tower
181 Bay Street
Toronto, ON M5J 2T3

Attention:	Andrew J.F. Kent and Wael Rostom
Fax No.:	(416) 865-7048

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, ON
M5X 1B8

Attention:	Edward A. Sellers and Marc S. Wasserman
Fax No.:	(416) 862-6666

Accepted and agreed to as of this 23rd day of March, 2006

ERNST & YOUNG INC., in its capacity as court appointed Monitor of the Applicants

By: ______________________

Name: Alexander Morrison

Title: Senior Vice President

TRICAP MANAGEMENT LIMITED

By: ______________________

Name:

Title:

SUNRISE PARTNERS LIMITED PARTNERSHIP

By: ______________________

Name:

Title:

APPALOOSA MANAGEMENT L.P., by its general partner APPALOOSA PARTNERS INC., on behalf of certain funds for which Appaloosa Management L.P. acts as investment adviser

By: ______________________

Name:

Title:

Accepted and agreed to as of this 23rd day of March, 2006

ERNST & YOUNG INC., in its capacity as court appointed Monitor of the Applicants

By: ______________________

Name:

Title:

TRICAP MANAGEMENT LIMITED

By: [signature]

Name: Edwin G. Goodhall

Title: Sr. Vice-President

SUNRISE PARTNERS LIMITED PARTNERSHIP

By: ______________________

Name:

Title:

APPALOOSA MANAGEMENT L.P., by its general partner APPALOOSA PARTNERS INC., on behalf of certain funds for which Appaloosa Management L.P. acts as investment adviser

By: ______________________

Name:

Title:

0:

Accepted and agreed to as of this 23rd day of March, 2006

ERNST & YOUNG INC., in its capacity as court appointed Monitor of the Applicants

By: ____________________

Name:

Title:

TRICAP MANAGEMENT LIMITED

By: ____________________

Name:

Title:

SUNRISE PARTNERS LIMITED PARTNERSHIP

By: Michael J. Berner

Name: Michael J. Berner

Title: Vice President

APPALOOSA MANAGEMENT L.P., by its general partner APPALOOSA PARTNERS INC., on behalf of certain funds for which Appaloosa Management L.P. acts as investment adviser

By: ____________________

Name:

Title:

Accepted and agreed to as of this 23rd day of March, 2006

ERNST & YOUNG INC., in its capacity as court appointed Monitor of the Applicants

By: ______________________

Name:

Title:

TRICAP MANAGEMENT LIMITED

By: ______________________

Name:

Title:

SUNRISE PARTNERS LIMITED PARTNERSHIP

By: ______________________

Name:

Title:

APPALOOSA MANAGEMENT L.P., by its general partner APPALOOSA PARTNERS INC., on behalf of certain funds for which Appaloosa Management L.P. acts as investment adviser

By: ______________________

Name:

Title:

32

RECEIVED

stelco

March 24, 2006

To the stakeholders of Stelco Inc.

This letter accompanying the 2005 Annual Report represents our final report on the affairs of the Company in our current roles. In accordance with the provisions of the Court-approved restructuring plan and other understandings, a new Board of Directors and a new president and chief executive officer will assume office upon Stelco's emergence from the CCAA process. We'd like to take this opportunity to report on several aspects of the Company's activity since the previous Annual Report.

With the assistance of the Court-appointed Monitor, each of the Board, management, independent advisors and the Chief Restructuring Officer has endeavourerd to act in the best interests of the Company in restructuring its affairs. In addition to exercising this ongoing mandate, Stelco has been mindful of an added responsibility. Under the restructuring process, the Company has been responsible for balancing the competing interests and demands of all stakeholders.

The restructuring plan that was approved by the Board, by creditors and by the Court achieves that balance. We and others believe it is fair, reasonable and responsible. It enables Stelco to emerge from the process a stronger company than it was at the outset. And it provides an opportunity for Stelco to become viable and to compete successfully in a fast-changing environment.

Getting to this point has not been easy. During 2005 and in subsequent months the Company has continued its ongoing business while at the same time conducting all activities under the restructuring process. These activities have included two capital raising processes; the sale of non-core assets; a Court-established mediation process; negotiations toward the conclusion of agreements between Stelco and various stakeholders; the Company's submissions in numerous Court hearings; the proposed reorganization of the Company's corporate structure; and the announcement of the appointment of Stelco's next President and Chief Executive Officer.

The outcome to which this process is moving is a credit to the dedication and hard work of a great many people. While each and every one of them deserves our thanks, there are several to whom we'd like to offer our personal appreciation. The members of the Board have worked tirelessly in the best interests of Stelco during what has been called the most complex and difficult restructuring in Canadian history. The Company's managers and employees have remained focused on their jobs, have set production and safety records, and have maintained Stelco's reputation for quality products. And our customers, suppliers, other business partners, creditors and governments at all levels have shown tremendous patience and support during this most challenging period. All of these men and women, and the communities in which Stelco operates, have played an important role in achieving a successful restructuring.

We extend best wishes to Stelco and its stakeholders as the Company enters the next stage in its long and storied history.

Richard Drouin
Chairman of the Board

Courtney Pratt
President and Chief Executive Officer

STELCO INC.
ANNUAL REPORT 2005

stelco

Table of Contents

STELCO BUSINESSES

Integrated Steel – Continuing Operations

Company	Products	Net Sales/Shipments							Employees*	% owned	Major Markets
Stelco Hamilton[1] Hamilton, Ontario	Hot rolled, cold rolled, and coated sheet and bar	Millions of $	2003	1,309	2004	1,602	2005	1,488	3,723	100	Automotive, steel service centres, appliances, energy, construction, pipe and tube, and wire and wire products
		Thousands of tons	2003	2,137	2004	2,025	2005	1,848			
Stelco Lake Erie[1] Nanticoke, Ontario	Hot rolled sheet	Millions of $	2003	1,066	2004	1,283	2005	1,177	1,444	100	Automotive, pipe and tube, energy, and steel service centres
		Thousands of tons	2003	2,294	2004	2,165	2005	1,758			
Stelco USA, Inc. Troy, Michigan	Processing, warehousing, and sale of steel products	Millions of $	2003	39	2004	36	2005	38	2	100	Automotive
Z-Line Company Hamilton, Ontario	Zinc coating of cold rolled steel	Millions of $	2003	44	2004	51	2005	52	–	60	Automotive and construction
Baycoat Hamilton, Ontario	Application of paint finishes to rolled steel coils	Millions of $	2003	82	2004	84	2005	74	220	50	Construction, agricultural, transportation, appliances, and consumer products
D.C. Chrome Limited Stoney Creek, Ontario	Metal plating and finishing	Millions of $	2003	3	2004	3	2005	4	26	50	Steel mill services
Wabush Mines Newfoundland and Quebec	Iron Ore	Millions of $	2003	254	2004	203	2005	461	777	45	Steel manufacturing
Hibbing Mine Minnesota	Iron Ore	Millions of U.S.$	2003	312	2004	323	2005	379	680	15	Steel manufacturing
Tilden Mining Company L.C. Michigan	Iron Ore	Millions of U.S.$	2003	276	2004	308	2005	340	628	15	Steel manufacturing

Net sales include inter-unit transactions at market prices. For entities in which the Corporation has an ownership interest less than 100%, net sales represent 100% of the business activity of these entities.

(1) Under creditor protection as of January 29, 2004.

* Indicates average number of employees for 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") is dated March 24, 2006 and is in respect of the Consolidated Financial Statements of Stelco Inc. ("Stelco" or the "Corporation") for the year ended December 31, 2005. The purpose of Stelco's MD&A is to provide commentary on the Corporation's financial situation and future prospects, focusing on the Corporation's Integrated Steel segment. Stelco sold all of its Mini-mill and Manufactured Products segments by February 1, 2006 – see "Creditor Protection and Restructuring" below for additional comments. The Corporation prepares its consolidated financial statements (the "Consolidated Financial Statements") in accordance with Canadian generally accepted accounting principles ("GAAP"). The following MD&A should be read in conjunction with the Consolidated Financial Statements and the accompanying notes and the Third Amended and Restated Plan of Arrangement and Reorganization of Stelco and certain of its subsidiaries dated December 9, 2005 (the "CCAA Plan"). Additional information about Stelco is available in the Corporation's 2005 Annual Information Form, which can be accessed from SEDAR at www.sedar.com.

Forward-Looking Statements

This MD&A, including the documents incorporated by reference, contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include, but are not limited to: (A) factors relating to the CCAA Plan and the arrangement (the "CBCA Plan") under the Canada Business Corporation Act (the "CBCA") and the results expected to be achieved from the successful implementation of the CCAA Plan, including the expected CCAA Plan implementation date; the expectation that plan implementation will be achieved; and the completion of the reorganization of Stelco (the "CBCA Arrangement") into discrete business units to create maximum financial and operating flexibility and increased accountability; and (B) factors relating to the business, financial position, operations and prospects of Stelco, including (1) Stelco's strategies and plans; (2) labour matters related to Stelco's predominantly unionized workforce; (3) pension matters including the requirement to make solvency deficiency payments and the availability of a Section 5.1 Election with respect to such payments; (4) changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; (5) new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; (6) Stelco's energy and raw material costs; (7) the volatility of selling prices for steel; (8) international trade matters, including increases in steel imports into Canada; (9) employee matters, including the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; (10) development of new products; and (11) planned capital expenditures and tax payments. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: the ability of Stelco and its stakeholders to implement the CCAA Plan; Stelco's ability to meet the conditions to CCAA Plan implementation; exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Stelco's views as of any date subsequent to the date of this MD&A.

Creditor Protection and Restructuring

On January 29, 2004 (the "Filing Date"), Stelco Inc. and certain related entities filed for protection under the *Companies' Creditors Arrangement Act* ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice (the "Court") granting it creditor protection under CCAA. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Section 304 Proceedings"). The Canadian proceedings include Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and formerly held wholly owned subsidiary Stelwire Ltd. ("Stelwire") which are collectively referred to as the "Applicants". The U.S. Section 304 Proceedings include Stelco, Stelwire, and Stelpipe. The Corporation's other subsidiaries and joint ventures are not included in the expected proceedings. During the stay period, the Applicants were authorized to continue operations. Ernst & Young Inc. was appointed by the Court as monitor (the "Monitor") in the Canadian proceedings and has been reporting to the Court from time to time on the Applicants' cash flow and on other developments during the proceedings.

The Initial Order and the U.S. Section 304 Proceedings provided for an initial stay period of 30 days, which has subsequently been extended to the earlier of March 31, 2006 and the implementation of the CCAA Plan (the "Plan Implementation Date"). The purpose of the Initial Order and stay of proceedings was to provide the Applicants with relief designed to stabilize their operations and business relationships with their customers, suppliers, employees, and creditors and to provide them with time to develop the CCAA Plan.

The CCAA proceedings triggered defaults under substantially all debt obligations of the Applicants (see Notes 7 and 17 to the Consolidated Financial Statements). The Initial Order generally stayed actions against the Applicants including steps to collect indebtedness incurred by the Applicants prior to the Filing Date and actions to exercise control over the Applicants' property. The Initial Order granted the Applicants the authority to pay outstanding and future wages, salaries, employee pension contributions and benefit payments, and other obligations to employees; the costs of goods and services, both operating and of a capital nature, provided or supplied after the date of the Initial Order; rent under existing arrangements payable after the date of the filing; and principal, interest, and other payments to holders of security in respect of the property of the Applicants if the amount secured by such security is, in the reasonable opinion of the applicable Applicant, with the concurrence of the Monitor, less than or equal to the fair value of such security, having regard to, among other things, the priority of such security.

Conditions to CCAA Plan Implementation

The implementation of the CCAA Plan is subject to a number of conditions, including settlement of the terms of the agreements governing the New ABL Facility, the Secured Revolving Term Loan, the FRNs, the New Province Note, the Pension Arrangements, the New Warrants and the warrants to be issued to the Province (as described below under Overview of the CCAA Plan). These agreements and related documents must be settled with the parties that will be entering into them as well as with certain other parties that, pursuant to the terms of the CCAA Plan, must be satisfied with or not object to the terms of these agreements.

Stelco is in the process of negotiating the terms of these agreements and documents with the applicable stakeholders as well as is seeking to satisfy other conditions to implementation. If the conditions are not satisfied subject to the right of various parties to waive compliance, the CCAA Plan will not be implemented.

CCAA Plan

By order dated October 4, 2005, the Applicants were authorized to call and conduct meetings of affected creditors (as defined in the CCAA Plan) on November 15, 2005 to consider and vote on their plan of arrangement and reorganization dated October 3, 2005 (the "Original Plan"), as amended from time to time. As a result of extensive negotiations with stakeholders, the Original Plan was amended and on December 9, 2005, a majority in number of Affected Creditors representing more than two-thirds in value of the Affected Claims (as defined in the CCAA Plan) of each class voted to approve and adopt the CCAA Plan.

By order dated January 20, 2006 (the "Sanction Order"), the CCAA Plan was sanctioned by the Court and, among other things, the Court:

a) declared that the CCAA Plan was fair and reasonable and in the best interests of the Applicants;
b) authorized the Applicants to take all steps necessary to implement the CCAA Plan and the transactions contemplated by it;
c) authorized Stelco to file Articles of Reorganization with effect on the Plan Implementation Date, which will have the effect of eliminating the existing common shares, and create new common shares of Stelco (the "New Common Shares") that will be issued to affected creditors and others under the CCAA Plan;
d) ordered that, as of the Plan Implementation Date, Stelco's existing shareholders' rights plan agreement and all warrants, options and agreements to purchase existing common shares of Stelco will be of no further force or effect and cancelled;
e) ordered that, as of the Plan Implementation Date, the Applicants will be released from affected claims and certain other matters and that the directors and officers of the Applicants and certain others will be released from all claims relating to, among other things, the business and affairs of the Applicants, the CCAA Plan and proceedings, excluding claims arising from fraud, wilful misconduct and some other specific matters;
f) ordered that the term of office of the existing board of directors of Stelco will terminate on the Plan Implementation Date and appointed nine new directors of Stelco as of that time;
g) ordered that the Applicants will be released from all CCAA Charges (as defined in the Initial Order) against their property and assets created by the Initial Order, with effect from the Plan Implementation Date or, in the case of the $350 Million Credit Facility and DIP Credit Facility (as those terms are defined below), the date of delivery of a release from the lenders; and
h) ordered that the stay of proceedings under the CCAA will terminate on the earlier of the Plan Implementation Date and March 3, 2006 (subsequently extended to March 31, 2006).

On February 9, 2006, an order was obtained in the U.S. Section 304 Proceedings that provides that the CCAA Plan and the Sanction Order are enforceable in the United States.

Status of Claims Process

The Applicants initiated a process for certain creditors to file Proofs of Claim against the Applicants for Claims (as defined in the CCAA Plan) incurred prior to January 29, 2004 and for Restructuring Claims (as defined in the CCAA Plan). The claims bar date for filing Proofs of Claim for Claims arising prior to January 29, 2004 and for Restructuring Claims arising prior to December 17, 2004 was set at January 31, 2005. The claims bar date for filing Proofs of Claim for Restructuring Claims arising after December 17, 2004 was set at October 26, 2005.

A dispute mechanism was put in place for those Claims that could not be resolved by way of negotiation with the Applicants and/or the Monitor. These Claims were forwarded to a Claims Officer providing the claimant filed a notice of dispute by the earlier of eight business days following receipt of a dispute package on March 7, 2005 (or, in respect of a Restructuring Claim arising after December 17, 2004, on October 26, 2005). Outstanding Claims were reviewed and ruled on by the Claims Officer. Decisions of the Claims Officer may be approved by the Court within five business days of notification of the Claims Officer's decision. All determinations from the Court regarding appealed Claims are final for the purpose of recording Claims. See Note 7 to the Consolidated Financial Statements for the Claim Summary as at December 31, 2005.

Overview of the CCAA Plan

Treatment of Affected Claims

Under the CCAA Plan, the claims of the Affected Creditors will not be satisfied in full by the consideration being distributed under the CCAA Plan (see Note 7 to the Consolidated Financial Statements). Stelco is seeking to implement the CCAA Plan by March 31, 2006.

Each Affected Creditor will receive its pro rata share of the following:

a) New Secured Floating Rate Notes ("FRNs") in the US dollar equivalent of $275 million;
b) 1,100,000 New Common Shares of Stelco;
c) cash in the amount of $137.5 million (the "Cash Pool") subject in the case of each Affected Creditor to its right to elect to receive New Common Shares instead of cash at $5.50 per New Common Share (the "Share Election"), up to a maximum of 5,264,000 New Common Shares in the aggregate for all Affected Creditors so electing to do so; and
d) warrants for 1,418,500 New Common Shares (the "New Warrants") representing, if exercised, approximately 5% of the fully diluted New Common Shares of Stelco at the Plan Implementation Date. The New Warrants will have an exercise price of $11.00 per New Common Share and have a seven-year term.

As a result of Share Elections filed by the Affected Creditors, the total amount of cash to be issued to Affected Creditors under the CCAA Plan will be $108,548,000 and the electing Affected Creditors will receive 5,264,000 New Common Shares pursuant to the Share Elections.

Based on the current estimate of proven claims of $546 million (see Note 7 to the Consolidated Financial Statements), Affected Creditors will receive, for each $1,000 of proven claim, approximately the following amounts:

a) $502 of FRN's;
b) two new Common Shares; and
c) $251 of cash from the Cash Pool, subject to any Share Election at $5.50 per share; and
d) a pro rata share of the New Warrants.

Plan Sponsor Agreement

The new equity of the restructured Stelco, in the form of New Common Shares, will be divided among three groups under the CCAA Plan: the Affected Creditors, the Province of Ontario (the "Province") and the Equity Sponsors. The Affected Creditors are acquiring their portion of the equity as part of the consideration distributed under the CCAA Plan. The Province is to obtain its portion by virtue of warrants to purchase 851,100 New Common Shares negotiated as part of the financing it is providing to Stelco described below (wherein it receives warrants representing, if exercised, 3% of the fully diluted New Common Shares at the Plan Implementation Date) and the Equity Sponsors are acquiring their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors") agreed to purchase New Common Shares in Stelco at a price of $5.50 per share for proceeds of $108,548,000, which funds comprise the Cash Pool to be distributed to Affected Creditors. In addition, Sunrise and Appaloosa agreed to provide a stand-by commitment to purchase up to an additional 5,264,000 shares at $5.50 per share for an aggregate maximum stand-by commitment of $28,952,000 to supplement the Cash Pool to be paid to the Affected Creditors if the Share Elections did not result in a full take-up of the 5,264,000 New Common Shares available. The share elections resulted in a full take-up of the 5,264,000 New Common Shares. Therefore, the stand-by commitment was not required.

Proposed CCAA Plan Financing

The CCAA Plan is conditional upon a number of matters, including implementation of a number of agreements to secure new financing and a pension plan funding agreement with the Province. Stelco plans to raise new financing from the following sources:

• New ABL facility (asset based loan)	$600 million
• New Secured Revolving term loan	$375 million
• New Province Note	$150 million

The finalization of the new financing are conditions precedent to the implementation of the CCAA Plan and are critical components of the liquidity and financing contemplated for the restructured Stelco.

New ABL Facility
On the Plan Implementation Date, the current $75 million Debtor-in-Possession Credit Facility (the "DIP Credit Facility") and existing $350 Million Credit Facility (the "$350 Million Credit Facility") which are due to expire no later than March 31, 2006 (see Note 13 to the Consolidated Financial Statements), are to be replaced by a new asset based lending facility (the "New ABL Facility"). The Corporation is in negotiations with lenders to provide this facility. The available amount of the New ABL Facility will be dependent upon the value of the underlying collateral, but will not exceed $600 million.

New Secured Revolving Term Loan
Pursuant to a term sheet/commitment letter, signed by Stelco on January 27, 2006, Tricap has agreed to provide a new secured revolving term loan (the "New Secured Revolving Term Loan") to Stelco in an amount of $375 million for a term of seven years from the Plan Implementation Date. The facility is revolving until the third anniversary of the Plan Implementation Date (the "Target Date"). On and after the Target Date, the facility may cease to revolve and any amount of the New Secured Revolving Term Loan outstanding on the Target Date will be repayable in full on the seventh anniversary of the Plan Implementation Date.

The New Secured Revolving Term Loan is conditional upon a number of matters, including Stelco adopting a financing and corporate structure acceptable to Tricap.

Stelco and Tricap entered into a restructuring agreement dated September 22, 2005 (the "Stelco/Tricap Restructuring Agreement") pursuant to which Tricap was to provide financing by way of a $350 million secured revolving term loan and support a rights offering in connection with the Original Plan. As a result of amendments to the Original Plan, including the elimination of the rights offering and changes to the financing, Tricap was paid a break fee of $11 million under the Stelco/Tricap Restructuring Agreement, which was recorded in reorganization items in the Consolidated Statement of Earnings (Loss).

New Province Note
Subject to a number of conditions, including implementation of the CCAA Plan and the Province Agreement (defined below), the Province has agreed to provide Stelco with an advance by way of the New Province Note in the amount of $150 million. The loan is repayable on December 31, 2015 and can be repaid in cash or Stelco common shares and is subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before that date.

Federal Government Grant
The Federal Government of Canada has agreed to provide a $30 million cogeneration grant, which was announced on November 23, 2005. The federal contribution represents approximately 60% of the initial cost of the Corporation's near-term cogeneration projects. Stelco intends to spend $50 million towards those projects in 2006.

Non-Core Asset Sales
Subject to finalization of working capital adjustments under the respective purchase and sale agreements, gross proceeds from the sale of the remaining Non-Core Assets (AltaSteel, Norambar, Stelwire, and Stelfil) are anticipated to generate $107 million in cash in the first quarter of 2006.

These sources of liquidity will be used firstly to payout Stelco's existing $350 million Credit Facility and to make an upfront payment of $400 million to its four main pension plans on closing as outlined in the pension funding arrangements described below.

Pension Plan Funding Arrangements
Stelco and the Province entered into a restructuring agreement (the "Province Agreement"), that contemplates Stelco and the Province entering into a pension agreement, to provide for funding arrangements with respect to Stelco's four main pension plans aimed at substantially reducing or eliminating the solvency deficiencies in these plans over a ten-year period.

It is a condition of the CCAA Plan that Stelco and the Province enter into a Province Agreement, to be effective on the Plan Implementation Date containing the following key terms:

a) An obligation of Stelco on the Plan Implementation Date to make an initial upfront payment of $400 million to its four main pension plans less any contributions to plans already made in 2006;
b) Stelco will fund its four main pension plans in the following amounts in the years subsequent to plan implementation:
   i) Years 1 – 5: $65 million per year, payable monthly, commencing July 1, 2006; and
   ii) Years 6 – 10: $70 million per year, payable monthly;
c) Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of a formula both as defined in the Province Agreement and the proposed new regulations under the Pension Benefits Act in respect of Stelco's four main pension plans; and
d) Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015; and
e) Any future benefit improvements will be required to be funded in accordance with the Pension Benefits Act and will be in addition to the funding payments outlined above.

Board of Directors

The CCAA Plan contemplates a Board of Directors of the restructured Stelco comprised of nine directors. The PSA specifies that the Equity Sponsors shall have the right to name six of the nine directors with Tricap naming four and each of Sunrise and Appaloosa naming one. The PSA also provides that the other directors must be satisfactory to the Equity Sponsors.

Based on input from the Equity Sponsors, Stelco's existing Board of Directors approved the submission of the following list of directors who were named in the Sanction Order as the individuals to be appointed as the new directors of Stelco on the Plan Implementation Date:

- Mr. Courtney Pratt – current President and CEO of Stelco
- Mr. Pierre Dupuis – former Chief Operating Officer, Dorel Industries
- Mr. Cyrus Madon – Managing Partner, Tricap Management Limited (Tricap nominee)
- Mr. Peter Gordon – Managing Partner, Tricap Management Limited (Tricap nominee)
- Mr. Tony Molluso – President and CEO, Concert Industries (Tricap nominee)
- Mr. John Lacey – Chair of Alderwoods Group board of directors (Tricap nominee)
- Mr. Laurie Bennett – retired Ernst & Young LLP Audit partner (Sunrise nominee)
- Mr. Steven Cohn – Managing Director Albarez & Marsal, LLC (Appaloosa nominee)
- Mr. Dennis Belcher – former Executive Vice President, Scotiabank

The Province and the informal committee of the senior debenture holders have indicated to the Monitor that the proposed Board of Directors is satisfactory.

Employees

The Approved Plan does not require any concessions in terms of salaries, wages or pension and other benefits.

Secured Creditors

The CCAA Plan does not affect creditors with secured claims. The claims of the lenders pursuant to the $350 Million Credit Facility and the DIP Credit Facility (see Note 13 to the Consolidated Financial Statements) will be paid in full on or prior to the Plan Implementation Date.

Existing Shareholders

There is no value allotted to existing shares of Stelco under the CCAA Plan. The existing shares are to be exchanged into new redeemable shares at a ratio of 0.000001 new redeemable share for each existing share and such shares will be redeemed on the Plan Implementation Date for consideration at the rate of $0.01 for each new redeemable share with no amounts paid on account of fractional interests or if payment would be less than $10.00. The result is that shareholders of Stelco will receive no consideration in respect of their existing shares.

Corporate Reorganization

On February 14, 2006, the Court approved a reorganization of the Corporation pursuant to an arrangement under the CBCA. As a result, distinct portions of Stelco's business will be transferred into nine separate limited partnerships upon the Corporation's emergence from its Court-supervised restructuring process.

The following business units of Stelco Inc. have been identified for transfer to limited partnerships: Hamilton steel works; Lake Erie steel works; energy assets (primarily a future asset); vacant land; coke batteries; and mining interests (collectively the "Business Units").

The reorganization is expected to include the following steps:

- For each Business Unit, Stelco Inc. will incorporate a new subsidiary corporation to act as general partner of a limited partnership ("GPCo").
- Each GPCo will enter into a limited partnership agreement with Stelco Inc., as limited partner, to form a limited partnership (each, a "Limited Partnership").
- Stelco Inc. will convey to each of the Limited Partnerships the assets and undertaking of one of the business units in return for consideration consisting of a combination of Limited Partnership interests and liabilities.
- Each of the Limited Partnerships will assume the liabilities of Stelco associated with its business, the Hamilton Steel Limited Partnership and the Lake Erie Steel Limited Partnership will be responsible for all employment-related obligations. Stelco will remain primarily liable for all assumed pension and post-employment benefit obligations.
- A corporate office will be retained at Stelco, but operational management of each of the Business Units will be conducted within the respective Limited Partnerships by an active GPCo.
- All transactions between and among the Limited Partnerships and Stelco will be on fair market terms.

The CBCA Plan will be implemented concurrently with the implementation of the CCAA Plan. Orders authorizing leave to bring the arrangement application, approving the arrangement, and dispensing with any requirement to obtain shareholder approval of the CBCA arrangement (as there is no economic interest in the existing shares) were granted by the Court on February 14, 2006.

Discontinued Operations

The Corporation's 2004 strategic review determined that all of the businesses of the Mini-mill and Manufactured Products segments were non-core and as a result would not form part of Stelco's business going forward. The Corporation initiated a sales process in respect of these business units, which was approved by the Court on October 19, 2004 (as subsequently amended).

These business segments were previously defined as follows:

Mini-mills – AltaSteel Ltd. ("AltaSteel") including its 50% interest in GenAlta Recycling Inc. ("GenAlta"), and Norambar Inc. ("Norambar) including its wholly owned subsidiary Fers et Métaux Ltée ("Fers et Métaux").

Manufactured Products – Stelwire, Stelfil Ltée ("Stelfil"), Stelpipe, Welland Pipe, Camrose Pipe Company ("Camrose"), and MOLY-COP Canada ("Moly-cop").

During 2005, all of the non-core businesses in the segments identified above were sold or committed to be sold in whole or in part pursuant to sales approved by the Court. In total, the Corporation recorded a pre-tax loss in connection with the pending sale of its investment in these subsidiaries during 2005 of $78 million. This loss is included in discontinued operations on the Consolidated Statement of Earnings (Loss). The components of this loss are as follows:

- $37 million of non-cash curtailment expenses relating to the pension and other benefit plans of all these subsidiaries;
- $24 million of non-cash settlement expenses on the pension and other benefit plans of Stelpipe and Camrose Pipe;
- $17 million of losses, primarily relating to the sale of substantially all of Stelpipe's assets, offset partially by a gain on the sale of Camrose Pipe, and on the sale of Welland Pipe's U and O pipe mill.

In 2004, a pre-tax write-down of $18 million was recorded to reduce the carrying value of property, plant, and equipment of Stelwire and Stelpipe to nil. In addition, a pre-tax gain of $7 million was recorded relating to the sale of assets at Welland Pipe and Stelpipe. Both of these were reflected in discontinued operations on the Consolidated Statement of Earnings (Loss).

Welland Pipe

On March 7, 2003, the Corporation permanently closed the facilities of Welland Pipe. The primary assets of Welland Pipe were two pipe mills, a spiral weld and a U and O pipe mill, which were sold during the fourth quarter of 2004 and the second quarter of 2005 resulting in a pre-tax gain on sale of $6 million and $4 million respectively, both of which were recorded in discontinued operations on the Consolidated Statement of Earnings (Loss).

The property and plant of Welland Pipe were listed for sale in March 2005. In January 2006, the Corporation entered into a purchase and sale agreement, which is subject to a number of conditions. If all these conditions are met, the sale is expected to close in the second quarter of 2006. The net book value of these assets is nominal.

Camrose

The sale of the Corporation's 40% partnership interest in Camrose to Canadian National Steel Corporation closed for gross proceeds of $23 million on April 20, 2005. The resulting pre-tax gain of $4 million, net of a settlement loss of $5 million relating to Camrose's pension and other benefits plans, was included in discontinued operations during second quarter of 2005.

Stelpipe

The sale of Stelpipe's 16" pipe mill, which had been idled since 1998, was completed during the fourth quarter of 2004. Net proceeds of $1 million were received with a corresponding pre-tax gain recorded as the assets were fully amortized.

The sale of substantially all of Stelpipe's assets to Lakeside Steel Corporation ("Lakeside Steel"), a wholly owned subsidiary of Romspen Investment Corporation, closed on October 31, 2005. The pre-tax loss recorded in 2005 on this sale was $51 million of which $21 million related to settlement and curtailment expenses both associated with the pension and other benefit plans related to the employees transferred to Lakeside Steel. The remainder reflects the loss on the sale of these assets.

AltaSteel

On December 1, 2005, the Corporation entered into a definitive purchase and sale agreement to sell the shares of AltaSteel, which included its 50% investment in both Moly-cop and GenAlta to Moly Cop Steel Inc., an affiliate of Scaw International Sarl. The Court approved this transaction on December 16, 2005. The transaction closed on January 31, 2006 for gross proceeds of $77 million (subject to final working capital adjustments). During the fourth quarter of 2005, Stelco recorded a pre-tax curtailment loss of $12 million relating to the pension and other benefit plans at AltaSteel. The transaction closed on January 31, 2006.

Norambar, Stelwire and Stelfil

On November 23, 2005, the Corporation entered into a definitive purchase and sale agreement to sell the shares of Norambar, Stelwire, and Stefil, including Norambar's wholly owned subsidiary Fers et Métaux, to Mittal Canada Inc. The Court approved this transaction on December 12, 2005. The transaction closed on February 1, 2006, generating gross proceeds of $30 million (subject to final working capital adjustments). During the fourth quarter of 2005, Stelco recorded a pre-tax curtailment loss of $23 million relating to the pension and other benefit plans at these subsidiaries. Despite the closing of the sale, Stelwire remains subject to the CCAA proceedings until implementation of the CCAA Plan or the proceedings otherwise end in respect of it.

Financial Statement Information

The following tables summarize the net sales, earnings (loss) before income taxes, and net earnings (loss) relating to all of the Corporation's discontinued operations:

Years ended December 31 (in millions)	2005			2004		
	Mini-mills	Manufactured Products	Total	Mini-mills	Manufactured Products	Total
Net Sales	$ 446	$ 427	$ 873	$ 462	$ 505	$ 967
Costs, amortization, and financial expense	419	445	864	412	493	905
Write-down of property, plant and equipment	–	–	–	–	18	18
(Gain) loss on sale of assets / shares	–	17	17	–	(7)	(7)
Curtailment expense	22	15	37	–	–	–
Settlement expense	–	24	24	–	–	–
Earnings (loss) before income taxes	5	(74)	(69)	50	1	51
Current income taxes	(3)	2	(1)	6	(1)	5
Future income taxes	4	(10)	(6)	11	1	12
Future income tax valuation allowance	–	2	2	–	4	4
Net earnings (loss)	$ 4	$ (68)	$ (64)	$ 33	$ (3)	$ 30

The total assets and liabilities held for sale relating to all of the Corporation's discontinued operations are as follows:

At December 31 (in millions)	2005		
	Mini-mills	Manufactured Products	Total
Current assets	$ 145	$ 69	$ 214
Property, plant, and equipment	98	9	107
Deferred pension cost	(7)	26	19
Future income taxes	11	–	11
Total assets held for sale	247	104	351
Current liabilities	62	26	88
Employee future benefits	53	52	105
Long-term debt	12	–	12
Future income taxes	–	–	–
Other	1	–	1
Total liabilities held for sale	128	78	206
Net investment held for sale	$ 119	$ 26	$ 145

Based on information as of December 31, 2005, the Corporation expects to record a further pre-tax, non-cash loss on its investment in these subsidiaries of approximately $32 million upon closing of these sales in the first quarter of 2006, subject to post-closing adjustment. This net pre-tax loss relates to settlement expenses on the pension and other benefit plans associated with AltaSteel, Norambar, Stelwire, and Stelfil, partially offset by gains on the sale of these investments.

Idled or Closed Facilities

The Corporation sold a number of idled facilities or mills over the course of 2004 and 2005.

CHT Steel

The Corporation announced the closure of CHT Steel on February 18, 2004. The sale of property, plant, and equipment was completed in various transactions during 2004. Net proceeds received were $4 million resulting in a pre-tax gain of $1 million, relating principally to the property and plant, which was reflected as a reduction to reorganization items on the Consolidated Statement of Earnings (Loss). As at December 31, 2005, CHT Steel does not have any material assets other than restricted cash.

Stelco Hamilton – Plate Mill

The plate mill assets at Stelco Hamilton were sold on June 9, 2005. The gross proceeds of $25 million were secured by irrevocable letters of credit, which have and will continue to be drawn down in tandem with the progress made on dismantling of the equipment. All net proceeds will be used to partially satisfy the debt associated with these assets. The expected shortfall has been filed as a claim against Stelco Inc. (see Note 7 to the Consolidated Financial Statements). The carrying value of these assets was nil, therefore a pre-tax gain (net of $5 million fees) of $20 million was recorded during the second quarter of 2005.

Stelco Hamilton – Tin Mill

The tin mill assets at Stelco Hamilton have been idled since 1995 when the Corporation decided to exit the tinning line business. On December 20, 2005, the Corporation sold certain of these assets for net proceeds of approximately $1 million. The residual value of these assets were nil, therefore a corresponding pre-tax gain was included as a reduction to Costs on the Consolidated Statement of Earnings (Loss) during the fourth quarter of 2005.

Financial and Operational Summary

Stelco Inc.

(Under Creditor Protection as of January 29, 2004 – Note 1) ($ in millions, except as indicated *)	Three months ended December 31 2005	2004**	Favourable (Unfavourable)	Year ended December 31 2005**	2004**	Favourable (Unfavourable)
Net sales	$ 608	$ 678	$ (70)	$ 2,553	$ 2,558	$ (5)
Costs	639	600	(39)	2,370	2,292	(78)
Gain on sale of plate mill assets (Note 5)	–	–	–	(20)	–	20
Amortization of property, plant, and equipment	27	24	(3)	108	105	(3)
Amortization of intangible assets	–	1	1	3	3	–
Operating earnings (loss) ***	(58)	53	(111)	92	158	(66)
Reorganization items (Note 4)	(29)	(15)	(14)	(76)	(53)	(23)
	(87)	38	(125)	16	105	(89)
Financial expense						
Interest on long-term debt and debt subject to compromise	(11)	(10)	(1)	(42)	(44)	2
Other interest – net	(5)	(5)	–	(13)	(20)	7
Earnings (loss) before income tax from continuing operations	(103)	23	(126)	(39)	41	(80)
Income tax expense (recovery) (Note 11)						
Current	2	(2)	(4)	19	–	(19)
Future	(33)	2	35	(33)	15	48
Future income tax asset valuation allowance (release)	(5)	2	7	(16)	(8)	8
Net earnings (loss) from continuing operations	(67)	21	(88)	(9)	34	(43)
Net earnings (loss) from discontinued operations (Note 10)	(53)	(20)	(33)	(64)	30	(94)
Net earnings (loss)	$ (120)	$ 1	$ (121)	$ (73)	$ 64	$ (137)
Earnings (loss) per common share from continuing operations (Note 23)	*$ (0.66)	*$ 0.21	*$ (0.87)	*$ (0.09)	*$ 0.33	*$ (0.42)
Earnings (loss) per common share (Note 23)	*$ (1.17)	*$ 0.01	*$ (1.18)	*$ (0.71)	*$ 0.63	*$ (1.34)
Average revenue per ton	*$ 685	*$ 770	*$ (85)	*$ 741	*$ 704	*$ 37
Cost per ton	*$ 720	*$ 681	*$ (39)	*$ 688	*$ 631	*$ (57)
Semi-finished steel production (thousands of net tons)	982	1,115	(133)	3,931	4,474	(543)
Shipments (thousands of net tons)	888	881	7	3,445	3,635	(190)

**Restated – see Notes 3 and 10 to the Consolidated Financial Statements

***"Operating earnings (loss)" is a non-GAAP financial measure used by management to assess the performance of the Corporation. The Corporation's use of this measure may not be comparable to measures used by other companies. In accordance with GAAP, a reconciliation of Earnings (loss) to net earnings (loss) is presented above.

All note references in this document are to the Corporation's December 31, 2005 Consolidated Financial Statements.

All information stated below excludes the discontinued operations of the Corporation. The continuing operations are the Integrated Steel segment, which comprises those business units that include and are primarily associated with the Stelco Hamilton and Stelco Lake Erie Integrated Steel plants and their raw materials properties. The primary markets served by this segment are automotive, transportation, construction, manufacturing, pipe and tubular manufacturers, steel service centres, and steel fabricators.

Overview

Overall revenue per ton increased by 5% in 2005 compared to 2004. This was primarily due to the renewal of customer contracts for 2005 at higher prices than the previous year. However, the steel and steel products industries experienced a decline in spot market prices in 2005 when compared to the historically high selling prices in the second half of 2004. This was mainly due to increased imports and high inventory levels at the steel service centres. Spot market prices reached a low in August 2005, before partially recovering in fourth quarter 2005. The 2005 increase in revenue per ton was more than offset by a 9% increase in the average cost per ton as well as higher restructuring costs. The result was a net loss from continuing operations of $9 million in 2005, when compared to net earnings from continuing operations of $34 million in 2004.

Demand and pricing in the fourth quarter improved compared to third quarter 2005 partly due to lower inventory levels at steel service centres. The planned fourth quarter 2005 Phase 2 upgrade of the Lake Erie hot strip mill took longer than anticipated and had a negative impact on the facility's overall production, the volume and mix of products shipped, and revenue from sales. These items impacted the fourth quarter of 2005 and will impact the first quarter of 2006.

Financial Information

Net Sales and Costs

QUARTER ENDED DECEMBER 31, 2005

Net sales for the quarter ended December 31, 2005 were 10% lower than in the same quarter of 2004. Steel shipments were similar to the same quarter in 2004, while average revenue per ton was down by 11%. The fourth quarter decrease in revenue and average revenue per ton was primarily due to:

- the Lake Erie hot strip mill outage;
- softer market demand, which had the effect of lowering prices;
- the negative impact of the higher Canadian dollar; and
- a lower-value-added mix of sales mainly due to increased slab sales.

Costs in fourth quarter 2005 were up 7% compared with the same quarter 2004 and average cost per ton was up 6% primarily due to:

- higher raw material and energy costs, particularly coal, iron ore, natural gas, and electricity;
- lower production levels due to Lake Erie hot strip mill outage; and
- fourth quarter 2004 included a $10 million partial recovery from an insurance claim related to the June 2004 Lake Erie blast furnace outage.

The above cost increases were partially offset by:

- lower purchased coke and scrap prices;
- a lower-value-added mix of sales; and
- reduced labour costs at Stelco Hamilton resulting from the continuing attrition of the workforce.

Amortization of property, plant, and equipment in fourth quarter 2005 was $3 million higher than the same quarter of 2004.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

For the year ended December 31, 2005, net sales were similar to 2004, mainly due to the renewal of customer contracts for 2005 at higher prices, offset by lower spot market prices, and lower shipments. The net loss from continuing operations of $9 million includes $76 million of pre-tax charges related to reorganization items, and a $20 million pre-tax gain on the sale of plate mill assets. In 2004, net earnings included $53 million of pre-tax charges related to reorganization items (see Notes 4 and 5 to the Consolidated Financial Statements).

Net Sales by Product 2005


39% Cold Roll & Coated
45% Hot Rolled
9% Bar
7% Other

Net Sales
($ in millions)


2,081
2,558
2,553
03
04
05

Net Earnings (Loss) from Continuing Operations
($ in millions)


517
34
9
03
04
05

Average revenue per ton increased by 5% due to:

- the renewal of customer contracts for 2005 at higher prices; and
- selling price surcharges implemented to cover high raw material and energy costs in the first half of 2005.

Partly offset by:

- weaker spot market prices in the second half of 2005 compared to the same period 2004;
- the negative impact of the higher Canadian dollar;
- the impact of the Lake Erie hot strip mill outage on shipments; and
- a lower-value-added mix of sales mainly due to increased slab sales.

Cost per ton increased by 9% mainly due to:

- rise in raw material and energy costs, particularly iron ore, coal, natural gas, and electricity;
- the fixed cost per ton impact of reduced output at the primary operations and Integrated Steel finishing mills required to balance steel inventory levels with market demand and the impact of the Lake Erie hot strip mill upgrade;
- higher spending for repairs and maintenance and supplies; and
- higher fuel costs related to the mix of fuels used.

The above cost increases were partially offset by:

- lower purchased coke and scrap prices;
- a lower-value-added mix of sales;
- reduced labour costs at Stelco Hamilton; and
- a strengthening Canadian dollar.

Annual 2005 semi-finished steel production dropped by 12% compared to 2004 due to weaker market conditions and planned steel inventory reductions.

Amortization of property, plant, and equipment in 2005 was $3 million higher than in 2004.

Steel Shipments
(thousands of net tons)


3,822
3,635
3,445
03
04
05

Production of Semi-Finished Steel
(thousands of net tons)


4,285
4,474
3,931
03
04
05

Reorganization Items

Reorganization expense incurred during the fourth quarter of 2005 was $29 million compared to $15 million in the comparable quarter of 2004. The increase is largely attributed to the incurrence of an $11 million break-fee paid to Tricap triggered by significant changes that were made to the initially proposed CCAA Plan.

Total reorganization expense incurred during 2005 was $76 million. In comparison, $53 million was incurred during 2004. The change is largely a result of higher professional fees ($26 million) and the payment of break-fees to Tricap and Deutsche Bank ($22 million) in 2005. Partially offsetting this increase were a number of non-cash expenses ($24 million) recognized in 2004. These non-cash expenses related primarily to the adjustments required to reflect the Corporation's convertible debentures at face value and the write-off of the associated deferred financing fees.

During the first quarter of 2006 and post-CCAA proceedings, significant reorganization expense may be incurred as a number of activities are completed, such as documentation of agreements, the oversight of the distribution of securities to affected creditors, the registration of these new securities, the establishment of the new partnerships and related asset transfers, and the recognition of success fees.

Financial Expense

Total financial expense incurred during the fourth quarter of 2005 was $16 million as compared to $15 million incurred in 2004. Financial expenses were marginally higher as variable interest rate loans reflected the impact of higher effective interest rates.

For 2005, total financial expense of $55 million was incurred. This was reduced from the $64 million incurred in 2004. The main reason for the reduction in expense relates to a lower utilization of the Corporation's lines of credit in the second and third quarter of 2005 leading to lower interest costs incurred during this period.

Income Tax expense

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

While the Corporation and its subsidiaries recognize future income tax assets where applicable, a future income tax asset valuation allowance of $16 million was released in 2005 ($5 million was released in the fourth quarter of 2005) related to continuing operations.

North American Automotive Production
(millions of units)



16.2
15.8
15.8
03
04
05

Primary source: Ward's Automotive

Apparent Canadian Steel Consumption
(millions of net tons)



17.2
19.2
18.6
03
04
05

Operational Information

Trade

Imports accounted for 51% of apparent domestic steel consumption in 2005 compared to 46% in 2004. As a result, Canadian domestic producers including Stelco lost market share in 2005.

On November 30, 2005, the Canadian International Trade Tribunal ("CITT") announced it was initiating an expiry review of its August 2001 unfair trade ruling with respect to imports of hot rolled sheet and strip originating in or exported from Brazil, Bulgaria, the People's Republic of China, Chinese Taipei, India, the former Yugoslav Republic of Macedonia, Serbia & Montenegro, South Africa, and Ukraine. The Company is participating in the review that will include a June 2006 hearing and a ruling by the CITT on August 16, 2006.

The Company continues to participate in the North American Steel Trade Committee that operates under the collective auspices of the governments of Canada, Mexico, and the United States. Steel companies, including Stelco, are assisting the three governments to develop a strategic plan for the industry as an element of the prosperity side of the Security & Prosperity Partnership created on March 23, 2005.

The Company is also an active participant in the Canadian Steel Partnership Council, the objective of which is to develop a sustainability vision for the Canadian steel industry and to recommend actions that will give effect to that vision.

Enterprise Resource Planning System ("ERP")

Implementation of the first phase of the order flow ERP system, which will reduce Stelco's dependence on aging legacy systems, is targeted for the second quarter of 2006.

Health, Safety and Environment

Health and safety performance has been relatively unchanged, based on a five-year trend. Integrated Steel lost time accident frequency deteriorated from 1.9 per 200,000 hours worked in 2004 to 2.2 in 2005. Integrated Steel has no outstanding environmental charges. Since the base year (1990), as of December 31, 2004:

- energy consumption per ton of steel shipped has dropped by 15%;
- carbon intensity per ton of steel shipped has dropped by 19%; and
- greenhouse gas emissions have dropped by 10%.

Stelco Hamilton and Stelco Lake Erie are both International Standards Organization ("ISO") 14001 registered. This system provides the framework for the implementation, maintenance, and continuous improvement process for managing environmental aspects at both integrated plants.

Equipment Upgrades

The Stelco Lake Erie hot strip mill rougher motors were replaced with new higher horsepower rougher motors in fourth quarter 2005. The previously identified risk of failure associated with the old rougher motors has been eliminated. The second stage of the upgrade (quick roll change and the sixth finishing stand) is planned for 2006 and the final stage (finish mill drives upgrade) for the second quarter of 2007.

Facilities/Competitiveness

The Stelco Hamilton plant is not competitive as measured by cost per ton of hot rolled steel with reorganized U.S. integrated mills, Canadian integrated mills, or U.S. mini-mills. The Stelco Hamilton 56-inch mill is uncompetitive as a result of its high conversion cost and its width, coil weight, and quality limitations. The historic competitive advantages of the Stelco Lake Erie plant in hot rolled costs per ton have been reduced because of the cost savings achieved by reorganized U.S. integrated steel mills and the appreciation of the Canadian dollar. Work is currently progressing on the Phase 2 upgrade of the Stelco Lake Erie hot strip mill with the installation of new higher horsepower rougher motors in fourth quarter 2005 and the planned completion of the quick roll change and sixth finishing stand in second quarter 2006. Following completion of the Stelco Lake Erie hot strip mill quick roll change and sixth finishing stand, the Stelco Hamilton 56-inch mill will be closed.

Currently, two pickle lines operate at Hamilton to supply the cold rolling and coating operations. In addition, approximately 440,000 tons per year of Stelco Hamilton's steel requirements are pickled externally. The Hamilton pickle lines have significant operational issues related to reliability, conversion cost, and product quality. The cost of external pickling, however, is relatively expensive. Ultimately, Stelco will need to replace the Hamilton pickle lines or outsource all pickling. New pickle line facilities are included as part of the Corporation's current strategic capital plans.

The cold rolled and coated products facilities at Stelco Hamilton are registered to ISO/TS 16949. The Bar Product mills at Stelco Hamilton, and the 2050 hot strip mill at Stelco Lake Erie are scheduled to be registered to ISO/TS 16949 in the 2nd and 3rd quarter of 2006 respectively. ISO/TS 16949 is an international quality management system standard developed by the International Automotive Task Force and the Japan Automotive Manufacturers Association in conjunction with the international standards community. As internal suppliers to the finishing mills, the Stelco Hamilton and Stelco Lake Erie blast furnace and Steelmaking facilities are scheduled to be registered to ISO 9001 by the end of 2006. By meeting these standards, Stelco demonstrates its ability to consistently provide product that meets customer requirements, and enhance customer satisfaction through continual improvement of processes, products and services.

The Stelco Hamilton sinter plant and the Stelco Lake Erie #1 coke battery set production records in 2005. The Stelco Hamilton sinter plant will significantly reduce its dioxin emissions by mid-year 2006. In the fourth quarter, 2005, using new trial technology, dioxin emissions were reduced in tests done to 177 picograms per cubic metre of air. This is well under the 2005 – 2010 limit of 500 and below the limit of 200 that applies after 2010. Permanent equipment is now being installed to implement this technology.

The Stelco Hamilton cold mill set a new annual prime yield record in 2005 with a 2% improvement when compared to 2004.

The compliance audits of Stelco Hamilton and Stelco Lake Erie's ISO 14001 systems were satisfactorily completed.

Labour Matters

The Lake Erie labour contract with Local 8782 of the United Steelworkers ("USW") expired on July 31, 2004. The bargaining unit employees continued to work after the labour contract expired. A new labour contract was ratified on January 18, 2006 and will continue in effect until July 31, 2009. The Stelco Hamilton labour contract with USW Local 1005 will expire on July 31, 2006.

Selected Annual Information

(In millions except as indicated *) (Under Creditor Protection as of January 29, 2004 – see Note 1 to the Consolidated Financial Statements)		2005	2004**	2003**
Net sales	$	2,553	2,558	2,081
Net Earnings (loss) from continuing operations	$	(9)	34	(517)
Net earnings (loss)	$	(73)	64	(575)
Earnings (loss) from continuing operations per common share+				
Basic	*$	(0.09)	0.33	(5.06)
Fully diluted	*$	(0.09)	0.33	(5.06)
Net earnings (loss) per common share+				
Basic	*$	(0.71)	0.63	(5.62)
Fully diluted	*$	(0.71)	0.57	(5.62)
Total assets	$	2,319	2,200	2,026
Net short-term debt (bank indebtedness net of cash, cash equivalents, and restricted cash)	$	149	153	187
Long-term debt and debt subject to compromise(a)	$	467	484	478
Net debt(a)	$	616	637	665

** Restated – see Notes 3 and 10 to the Consolidated Financial Statements. In addition, total asset and debt related information reflects only continuing operations.

+ Earnings (loss) per common share for the year is calculated using the weighted average number of common shares for the year (see Note 23 to the Consolidated Financial Statements).

(a) The $90 million convertible debenture is included in debt subject to compromise for 2004 as filing for CCAA protection was an event of default. A non-cash restructuring expense of $15 million was recorded in January 2004 to reflect these debentures at the anticipated claim amount of $90 million. These debentures were previously accreted up to face value over its term to maturity.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

In 2003, as compared with 2002, the market was subjected to rapid revenue per ton changes with prices deteriorating and then increasing late in the year. Factors negatively affecting average revenue per ton included:

- lower selling prices due to weak market demand;
- a lower value-added mix of sales due to increased slab and hot rolled sales; and
- the significant appreciation of the Canadian dollar relative to the U.S. currency.

Cost per ton increased in 2003 over 2002 primarily due to:

- higher input costs, particularly related to natural gas and scrap;
- reduced production levels at Stelco Hamilton in the first half of 2003 as a result of weak market demand and measures taken to reduce inventory levels;
- higher employment costs; and
- a power outage in August 2003.

The above cost increases were partially offset by:

- a lower value-added mix of sales due to increased slab and hot rolled sales;
- cost reduction initiatives that included productivity and yield improvements;
- a property tax settlement of $13 million at Stelco Hamilton in the third quarter of 2003; and
- the impact of the stronger Canadian dollar.

In addition, in the fourth quarter 2003, the Corporation recorded transactions that had significant negative non-cash effects on earnings: an $87 million pre-tax write-down of assets at the Stelco Hamilton plate mill and a $295 million valuation allowance against future income tax assets related to continuing operations.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

In 2004, as compared to 2003, the steel and steel product industries experienced a positive economic environment due to the increase in global demand, especially from China. As a result, Stelco benefited from historically high steel prices. Factors positively affecting average revenue per ton included:

- improved market demand, which had the effect of raising prices;
- selling price surcharges implemented to cover high raw material and energy costs; and
- higher value-added mix of sales due to increased coated and prepaint shipments and reduced slab, rod, and hot rolled sales.

Cost per ton increased by 13% from 2003 to 2004 primarily due to:

- unprecedented rise in raw material and energy costs, particularly scrap, coal, coke, natural gas, reagents, and fluxes;
- higher value-added mix of sales;
- higher employment costs;
- higher spending for repairs and maintenance and supplies;
- the third quarter 2003 included a property tax settlement of $13 million at Stelco Hamilton;
- the work stoppage at the Wabush iron ore mine and recognition of certain pension liabilities associated with the closed Chisholm mine; and
- the Lake Erie blast furnace outage in June 2004.

The above cost increases were partially offset by:

- $10 million partial recovery from an insurance claim related to the June 2004 Lake Erie blast furnace outage;
- increased production and yield improvements primarily at Stelco Hamilton; and
- a strengthening Canadian dollar.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

See Annual analysis of 2005 compared to 2004 on pages 16 and 17.

Summary of Quarterly Results

The following table shows the Corporation's quarterly financial performance over the last eight quarters. The Corporation does not typically experience significant seasonal fluctuations in revenues.

Stelco Inc.
(in millions except as indicated *)
(Under Creditor Protection as of January 29, 2004 – see Note 1 to the Consolidated Financial Statements)

		2005	2005**	2005**	2005**	2004**	2004**	2004**	2004**
		Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Sales	$	608	559	658	728	678	691	626	563
Operating earnings (loss)***	$	(58)	(36)	78	108	53	78	34	(7)
Earnings (loss) before income tax from continuing operations	$	(103)	(62)	53	73	23	54	11	(47)
Net Earnings (loss) from continuing operations	$	(67)	(18)	35	41	21	42	14	(43)
Net earnings (loss)	$	(120)	(42)	40	49	1	58	42	(37)
Earnings (loss) from continuing operations per common share+									
Basic	*$	(0.66)	(0.18)	0.34	0.40	0.21	0.41	0.14	(0.42)
Fully diluted	*$	(0.66)	(0.18)	0.30	0.35	0.18	0.36	0.13	(0.42)
Net earnings (loss) per common share+									
Basic	*$	(1.17)	(0.41)	0.39	0.48	0.01	0.57	0.41	(0.36)
Fully diluted	*$	(1.17)	(0.41)	0.34	0.41	0.01	0.49	0.36	(0.36)
Average revenue per ton	*$	685	690	783	803	770	789	680	588
Cost per ton	*$	720	700	680	654	681	667	613	567
Semi finished steel production (thousands of net tons)		982	875	1,054	1,020	1,115	1,141	1,085	1,133
Shipments (thousands of net tons)		888	810	840	907	881	876	921	957

** Restated – see Notes 3 and 10 to the Consolidated Financial Statements.
*** Operating earnings (loss) is a non-GAAP financial measure. See Financial and Operational Summary on page 14 for a GAAP reconciliation.
+ Earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the quarter.

Net Sales and Costs

QUARTER 4, 2005 COMPARED TO QUARTER 3, 2005

Net sales for the fourth quarter of 2005 were 9% higher than third quarter 2005. Steel shipments were 10% higher than third quarter 2005, while revenue per ton was down by 1%. The fourth quarter decrease in average revenue per ton was primarily due to a lower value-added mix of sales due to increased slab shipments as a result of the Phase 2 upgrade of the Lake Erie hot strip mill, partially offset by an overall increase in revenue per ton on most products.

Cost per ton in fourth quarter 2005 was up 3% compared with third quarter 2005 primarily due to:

- increased repairs and maintenance and supplies spending during planned shutdowns at a number of facilities;
- the fourth quarter shutdown for the Phase 2 upgrade of the Lake Erie hot strip mill;
- higher natural gas, iron ore and scrap costs;
- higher fuel costs related to the mix of fuels used.

The above cost increases were partially offset by:

- a lower value-added mix of sales;
- lower electricity and purchased coke costs.

Historic Trends

Revenue per ton increased significantly in 2004, peaking in the third quarter. Increased import activity throughout the fourth quarter and higher customer inventories resulted in a softening of selling prices. The steel and steel product industries experienced a positive economic environment due to the increase in global demand, especially from China. As a result, Stelco benefited from historically high steel prices.

Factors positively affecting average revenue per ton included:

- improved market demand, which had the effect of raising prices;
- selling price surcharges implemented to cover high raw material and energy costs; and
- higher value-added mix of sales due to increased coated and prepaint shipments and reduced slab, rod and hot rolled sales.

Cost per ton continued to increase in the first half of 2004 mainly due to:

- unprecedented rise in raw material costs, particularly scrap, coke, reagents, and fluxes;
- higher value-added mix of sales;
- higher employment costs; and
- the Lake Erie blast furnace outage in June 2004.

In the second half of 2004, cost per ton increased due to:

- continuing high raw material and energy costs;
- higher employment costs;
- higher spending for repairs and maintenance and supplies; and
- the work stoppage at the Wabush iron ore mine and recognition of certain pension liabilities associated with the closed Chisholm mine.

The foregoing cost increases were partially offset by:

- $10 million partial recovery from an insurance claim related to the June 2004 Lake Erie blast furnace outage; and
- a strengthening Canadian dollar.

Revenue per ton increased in the first quarter of 2005 primarily due to an increase in revenue per ton on contract business, partially offset by a decrease in spot market revenue per ton. The second and third quarter 2005 decrease in average revenue per ton was primarily due to softening market demand, which was partly caused by excess customer inventories and the continued negative impact of the higher Canadian dollar.

In the first three quarters of 2005, cost per ton increased due to:

- a rise in raw material and energy costs, particularly coal, iron ore, natural gas and electricity;
- higher spending for repairs and maintenance and supplies;
- the fixed cost per ton impact of reduced output at the primary operations and finishing mills required to balance steel inventory levels with market demand.

The cost increases were partially offset by:

- $14 million for the balance of the insurance claim recovery related to the June 2004 blast furnace outage;
- lower scrap and purchased coke costs; and
- reduced labour costs at Stelco Hamilton.

Risk Factors

Plan Implementation

There are no assurances that the CCAA Plan or the CBCA Plan will be implemented. The failure to achieve implementation of either Plan could materially negatively affect the Corporation.

Pricing

Factors affecting volatility of selling prices include:

- the strength of the economy in the United States;

Spot Price
Hot Rolled Sheet
(midwest market average in US$ per net ton)



800
700
600
500
400
300
200
100
US$ per net ton
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Primary source: American Metal Market

- the impact China may have globally as its economy grows and the relationship of its consumption of steel relative to its growth in steelmaking capacity;
- the impact of imports and threat of imports from Europe and Asia on North American selling prices;
- the U.S./Canadian dollar exchange rate;
- the cyclical nature of the steel industry;
- material substitution when steel prices are relatively high.

Stelco and the steel industry experienced unprecedented price increases through 2004. Inventories peaked as 2004 ended and spot prices declined significantly throughout the first three quarters of 2005 before recovering somewhat and stabilizing in the fourth quarter. Due to price volatility, the Corporation cannot rely on high selling prices being sustainable in the longer term and believes it cannot compete effectively in the longer term unless it takes steps to lower its overall costs.

Costs

Stelco must continue with its efforts to lower costs in order to ensure its long-term viability. Stelco has identified specific cost reduction initiatives including managed attrition and improvement in maintenance planning which will reduce repairs and maintenance costs, increase throughput as well as reduce electrical and mechanical delays. These cost reduction initiatives, along with strategic capital spending, are essential to achieving long-term viability. There can be no assurance that cost reduction initiatives will be sufficient to sustain long-term viability.

Labour Matters

The Corporation's workforce is predominantly unionized and is covered by various labour agreements. The Stelco Hamilton labour contract with USW Local 1005 will expire on July 31, 2006. There can be no assurance that labour difficulties at any of Stelco's business units will not result in a significant loss of production and revenue and have a material adverse effect on the business, financial condition, and results of operations of Stelco.

Pension Plans

Provincial pension standards legislation requires that the funded status of registered pension plans be determined periodically on both a going concern basis (i.e., assuming indefinite plan continuation) and a solvency basis (i.e., essentially assuming immediate plan termination).

Where an actuarial valuation reveals a solvency deficiency, current regulations in Ontario generally require it to be funded by equal monthly cash payments over a maximum period of five years from the date of valuation.

The solvency liability is influenced primarily by long-term interest rates on which annuity purchase rates are based. The interest rate used to calculate the benefit obligations for solvency purposes is a prescribed rate derived from the interest rates on long-term Government of Canada bonds. In the current low interest rate environment, the calculation results in a higher present value of the pension obligations, leading to larger solvency liabilities.

The aggregate solvency deficiency under Stelco's four main pension plans as at December 31, 2005 was $1.5 billion (December 31, 2004 – $1.1. billion).

Solvency deficiency payments are not required where the employer has taken the Section 5.1 Election under the Pension Benefits Act (Ontario). Stelco has been operating under the Section 5.1 Election for its four main pension plans, but pursuant to arrangements with the Province, to take effect upon the implementation of the CCAA Plan, Stelco will cease to operate under the Section 5.1 Election and will enter into a funding agreement aimed at eliminating over a ten-year period the existing solvency deficiencies in the four main pension plans.

Absent the Section 5.1 Election, annual pension funding would increase significantly beyond the level annual payments required under the Pension Plan Funding Arrangements described in the overview of the CCAA Plan. For example, had the Section 5.1 Election not been in effect in 2005 with no other arrangement in place, Stelco's 2005 contributions to its four main pension plans would have increased more than $348 million over the current level of funding. This level of payment is not sustainable by Stelco.

Despite the level of contributions under the Province Agreement, the solvency deficiency could grow as a result of actuarial losses.

Environmental Compliance

The Corporation is subject to substantial and evolving environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control, and the generation, handling, storage, transportation, and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial, or municipal jurisdictions.

In meeting its overall environmental goals and government-imposed standards in 2005, the Corporation incurred operating costs of $71 million ($70 million in 2004) and spent $3 million on capital improvements ($1 million in 2004). Stelco Hamilton has a benzene emissions reduction program underway, with spending of approximately $4 million in 2005 and estimated additional costs of $5 million over the next two years.

Stelco regularly reviews and audits the operating practices of each business to monitor compliance with the Corporation's health and safety and environmental policies and legal requirements. The Corporation believes that future costs relating to environmental compliance can be dealt with in a manner such that they will not have a material adverse effect on the Corporation's financial position. There is always the possibility, however, that unforeseen changes, such as in the laws of enforcement policies of relevant government bodies, or the discovery of changed conditions on the Corporation's real property or its operations could result in an increase in the costs of environmental compliance that could result in a material adverse effect on the Corporation's financial position.

Unplanned Repairs or Equipment Outages

Stelco is heavily dependent upon the continuous operation of its plants and equipment. There can be no assurance that unplanned downtime at any of Stelco's facilities will not have a material adverse effect on Stelco. Stelco maintains first party property and boiler and machinery breakdown insurance, both of which include business interruption coverage, to address some of these exposures to the extent of the limits of coverage and the terms of the individual insurance contracts.

Technology

The Corporation is subject to competition from new technological developments used by other steel producers. Limited liquidity and cash conservation measures over the last several years have caused the Corporation to reduce spending to capital and nonessential maintenance. However, over the last five years the Corporation has made capital expenditures on several projects to maintain and enhance its technological ability including the following:

- Stelco Lake Erie hot strip mill, blast furnace, and caster upgrades;
- Stelco Hamilton coke oven refurbishment, "E" blast furnace improvements, 4-stand upgrade, roll shop grinder refurbishment, batch anneal control system, Z-Line surface inspection system; and
- ERP systems implementation for Stelco's maintenance, procurement, human resources, and finance functions.

Expenditures for Capital Assets
($ in millions)


32
44
154
03
04
05

Expenditures in 2006 are expected to include the installation of the Lake Erie hot strip finishing mill quick roll change system, sixth finishing stand and other strategic capital initiatives.

Stelco's current strategic plan requires continual improvement in both its product and process technologies in order to maintain its competitive position in the high value-added automotive market. In particular, failure to meet the automotive industry's ever-more demanding requirements for product quality and service, and failure to provide the new grades of advanced high-strength steels will seriously jeopardize Stelco's long-term participation in this market. Similarly, for Stelco to attain a competitive cost structure will require the ongoing selective implementation of new process technologies throughout its integrated steelmaking processes. There is no assurance that Stelco will be able to improve its product and process technologies in accordance with its strategic plan or that the improvements, once implemented, will meet the automotive market's quality and service requirements. Please refer to "Forward Looking Statements" on page 4.

Steel Consolidation

Stelco could face risks related to cost competitiveness and access to large customers if it does not participate in consolidation.

Supply and Pricing of Raw Material and Energy

The Corporation's operations require substantial amounts of raw materials and energy including coal, iron ore, coke, scrap, natural gas, electricity, and other inputs. The price and availability of such raw materials and inputs are subject to market forces where the Corporation does not have ownership interests and, in some cases, to government regulations and, accordingly, are subject to change. Increases in the price of natural gas, coal, scrap and coke can have a significant negative impact on the Corporation's costs.

The Corporation produces approximately 85% of its annual coke requirements through its own coke ovens. However, it purchases 100% of its metallurgical coal requirements (raw material for the coke ovens) at market prices. Stelco has secured 100% of its 2006 metallurgical coal requirements under purchase contracts.

Through its ownership interests in iron ore mining properties and related supply agreements Stelco has secured approximately 90% of its 2006 requirements at its cost of production.

The Corporation's financial performance is exposed to price volatility associated with the electricity commodity market. The Government of Ontario introduced competition to the electricity market on May 1, 2002, giving rise to uncertainty of prices since commodity prices are now determined based on hourly supply and demand requirements. Large industrial end-users such as Stelco have been provided with some relief through a rebate program called the "Rebate on OPG Non-Prescribed Assets". On February 9, 2006, the provincial government announced that they have extended the rebate program to April 30, 2009. Stelco's strategic plan includes co-generation facilities that will minimize Stelco's short- and long-term exposure to energy price fluctuations.

Trade Regulations

A number of foreign steel producers have in the past exported large quantities of steel to North America, impairing the Applicants' ability to sell their products and, accordingly, their profitability. This steel has often been sold at levels that are below cost or below home market price, a practice known as "dumping". Existing trade laws and regulations in Canada may be inadequate to prevent such trade practices. Some foreign steel producers are owned, controlled or subsidized by foreign governments. Decisions by these foreign producers to continue production at marginal facilities may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions and may further contribute to excess global capacity. Moreover, trade regulation in other countries, particularly in the United States, could materially adversely affect the Applicants through the imposition of dumping duties which would reduce or effectively eliminate their access to certain steel markets.

Imports Share of Apparent Canadian Consumption
(% of total)



40
46
51
03
04
05

Employees

Approximately 27% of Stelco's salaried workforce and 45% of the hourly workforce at Stelco Hamilton are eligible to retire under the current provisions of the defined pension benefit plans. A further 34% and 46% respectively of these groups could retire in the next five years under current eligibility provisions. Stelco is currently recruiting individuals to satisfy necessary manpower requirements consistent with its succession plans and attrition rates.

Retention of the skills and knowledge of Stelco's employees, and the ability to attract and retain new employees where replacement is considered necessary, is essential to Stelco's continued operations.

Enterprise Resource Planning Systems

Implementation of the first phase of the order flow ERP system, which will reduce Stelco's dependence on aging legacy systems, is now planned for the second quarter of 2006. Although the application has been delivered and tested in modules, there is a risk that the integrated testing may reveal additional development requirements, which could further delay the implementation. In the meantime, the legacy systems remain available for these applications.

Related Party Transactions

The Corporation is a vertically integrated producer of steel products. As such, several transactions occur between entities that are related, for example, between Stelco, the parent company, and its wholly owned subsidiaries and joint ventures.

In 2005, the Integrated Steel business acquired approximately 3,500,000 gross tons of iron ore valued at $297 million from companies in which the Corporation has an ownership interest (3,600,000 gross tons in 2004 valued at $190 million). In addition, businesses in the Integrated Steel segment sold approximately $118 million ($226 million in 2004) of steel to businesses in the Manufactured Products segment during 2005. All of the Manufacturing Products segment businesses have now been sold.

Average U.S. Exchange Rate ($)



0.7135
0.7683
0.8254
03
04
05

Currency Fluctuations

Stelco is a net purchaser of U.S. dollars. Accordingly, any strengthening of the Canadian dollar results in a benefit to Stelco for its net purchases of U.S. funds. However, more than offsetting the above is the negative effect on Stelco's domestic sales revenue due to the following reasons. Firstly, many of Stelco's domestic customers export their products into the U.S. Thus, a stronger Canadian dollar can cause those customers to be less competitive in the U.S. and the customers may resist price increases or request steel price reductions from Stelco. Secondly, U.S. exports of steel into Canada have historically forced domestic steel prices in Canadian dollars downward. Finally, the North American benchmark for spot market prices for certain products, such as hot rolled, are established and determined in U.S. dollars. A strong Canadian dollar results in lower benchmark prices in Canadian dollars for 2006.

Liquidity and Capital Resources

The liquidity and capital resources of the Corporation will be determined by the outcome of the restructuring process and a number of other factors, including without limitation, market and economic conditions and the impact of these conditions on the price of steel products, raw material costs, the ability to fund critical capital projects, pension issues, and labour negotiations or disputes.

The Corporation's liquidity and capital resources position is summarized as follows:

	2005			2004
At December 31 ($ in millions)	Consolidated	Held for sale[c]	Continuing Operations	Consolidated
Cash, cash equivalents and restricted cash	51	9	42	43
Available lines of credit[a]	469[b]	66	403[b]	460[b]
Lines of Credit drawn down	208	17	191	216
Net liquidity	312	58	254	287

(a) After letters of credit usage.
(b) Includes $75 million DIP Credit Agreement.
(c) Held for sale represents the liquidity information pertaining to AltaSteel, Norambar, Stelwire, and Stelfil that will no longer be available to the Corporation due to the sale of these businesses in the first quarter of 2006.

The following graph reflects the quarterly net cash deficiency (cash, cash equivalents and restricted cash less lines of credit drawn down) of the continuing operations. As a result of the CCAA proceedings, no payments are being made on the Applicants' unsecured debt and other liabilities as disclosed in Note 7 to the Consolidated Financial Statements. To date, the Corporation is servicing all charges under its credit facilities.

Net Cash Deficiency (Continuing Operations)
($ in millions)



(206)
(209)
(201)
(153)
(93)
(35)
(143)
(149)
March 31, 2004
June 30, 2004
Sept. 30, 2004
Dec. 31, 2004
March 31, 2005
June 30, 2005
Sept. 30, 2005
Dec. 31, 2005

Financing Arrangements

Stelco Inc.

The accommodation agreement (the "Accommodation Agreement"), which provides for the continued access to the $350 Million Credit Facility, and the DIP Credit Facility were amended on December 1, 2005, resulting in the extension of these credit facilities to the earlier of March 31, 2006, the effective date of a Plan, termination of the DIP Credit Facility, and the date at which the Operating Lenders terminate the forbearance under the terms of the Accommodation Agreement due to a further event of default. The DIP Credit Facility was subsequently amended on December 31, 2005, modifying certain covenants associated with this credit facility.

Net Cash Flow

	Three months ended December 31			Year ended December 31		
(in millions)	2005	2004**	Favourable (Unfavourable)	2005**	2004**	Favourable (Unfavourable)
Cash provided by (used for)						
Net earnings from continuing operations adjusted for items not affecting cash	$ (70)	$ 73	$ (143)	$ 124	$ 289	$ (165)
Changes in operating elements of working capital	108	(3)	111	(10)	(158)	148
Directors and Officers in trust	–	–	–	–	(10)	10
Proceeds from the sale of assets (Note 5)	4	4	–	9	4	5
Proceeds from sale of Camrose Pipe (Note 5)	–	–	–	23	–	23
Expenditure for capital assets	(50)	(15)	(35)	(154)	(44)	(110)
Reduction of long-term debt (Note 17)	(3)	–	(3)	(17)	(11)	(6)
Other – net	1	–	1	2	(1)	3
Change in net cash positions	$ (10)	$ 59	$ (69)	$ (23)	$ 69	$ (92)

** Restated – see Note 10 to the Consolidated Financial Statements.

Overview

For the three months ended December 31, 2005, net cash of $10 million was required largely due to weak operating results ($70 million) and capital expenditures ($50 million), which were partly offset by cash provided by working capital ($108 million). Comparatively, $59 million of net cash was generated during the three months ended December 31, 2004. Relatively strong operating results ($73 million) were partially offset by cash required for capital expenditures ($15 million). Overall, $69 million more cash was required during the fourth quarter of 2005 as compared to fourth quarter 2004 mainly attributable to a $143 million deterioration in operating results and $35 million for capital spending, partially offset by $111 million of additional cash provided by working capital.

For the year 2005, $23 million of net cash was required. Strong earnings from continuing operations in the first half were partially offset by a substantially weaker fourth quarter resulting in $124 million for the year. In addition, gross proceeds from the sale of Camrose Pipe ($23 million) added to the positive net cash position. Largely offsetting these positive cash flows was $154 million of capital spending and $17 million for repayment of non-Applicant long-term debt. In comparison, $69 million of cash was generated during 2004 driven by very strong earnings from continuing operations ($289 million) partially offset by working capital requirements ($158 million), and capital spending ($44 million). Overall, $92 million less cash was generated in 2005 than was in 2004 attributable to weaker operating results in the second half of 2005 as compared to a very strong second half of 2004 netting $165 million and additional capital spending of $110 million partially offset by cash provided by working capital ($148 million), and gross proceeds from the sale of Camrose Pipe ($23 million).

Working Capital

QUARTER ENDED DECEMBER 31, 2005

Working capital represented a significant component of operating cash flow for continuing operations during 2005. While as a whole it was not of such significance in 2004, a number of components of working capital fluctuated substantially.

Three months ended December 31 (in millions)	2005	2004	Favourable (Unfavourable)
Cash provided by (used for)			
Accounts receivable	$ 83	$ 34	$ 49
Inventory	(35)	(84)	49
Accounts payable	53	35	18
Other	7	$ 12	$ (5)
Total	$ 108	$ (3)	$ 111

Accounts Receivable

During the fourth quarter of 2005, $83 million was provided by a decrease in accounts receivable. Lower shipments (primarily in December) at slightly lower selling prices resulted in more cash being collected from the previous quarter sales than was billed to customers during the current quarter.

In comparison, accounts receivable provided $34 million during the fourth quarter of 2004 resulting from a decrease in selling prices from those experienced in third quarter 2004 coupled with a decline in shipments in the latter half of the quarter.

Inventories

$35 million was required for an increase in inventories during the fourth quarter of 2005. Higher costs associated with steel inventories, largely due to high raw material input costs along with a larger quantity of iron ore pellets (associated with the winter build program) drove inventory higher during the quarter. Partially offsetting this increase was lower volumes and costs for coal, coke and coke related products.

During the fourth quarter of 2004, $84 million was required to finance an increase in inventories primarily related to higher costs and volumes of steel products and higher volumes of coal and iron ore. Partially offsetting these increases were lower scrap and coke quantities and cost.

Accounts Payable and Accrued

During the fourth quarter of 2005, $53 million of cash was provided due to increased accounts payable and accrued items that largely pertained to increased procurement activity in the quarter (including raw material purchases) and an increase in post-filing interest, which continues to be accrued. In addition, the Corporation has reduced the number of suppliers on prepayment terms and is beginning to re-establish trade terms with a number of other vendors.

In comparison, $35 million was sourced predominantly from an increase in accrued payables for coal and iron ore purchases and interest on stayed debt.

Other

$7 million of cash was provided during the fourth quarter of 2005. Much of the improvement resulted from a reduction in prepaid items, a large portion of which pertained to improved payment terms from vendors previously receiving cash before delivery.

Comparatively, $12 million was provided in the fourth quarter of 2004 largely due to a reduction in prepayments to suppliers.

YEAR ENDED DECEMBER 31, 2005

Working capital as a whole did not have a significant impact on operating cash flow during 2005, although a number of components changed substantially. During 2004, working capital was a significant requirement of operating cash flow.

Year ended December 31 (in millions)		2005		2004		(Unfavourable)
Cash provided by (used for)						
Accounts receivable	$	78	$	(65)	$	143
Inventory		(134)		(172)		38
Accounts payable		41		98		(57)
Other		5	$	(19)		24
Total	$	(10)	$	(158)	$	148

Accounts Receivable

$78 million was provided by accounts receivable during 2005 resulting from a significant drop in selling prices from 2004 and lower overall shipments resulting in fewer sales being billed during the fourth quarter of 2005 compared to the fourth quarter of 2004.

For 2004, $65 million was required to finance an increase in receivables resulting largely from a steel-pricing environment near historic highs, partially offset by weaker shipments in the fourth quarter of 2005.

Inventories

For 2005, $134 million was required for an increase in inventories driven by higher costs and volumes of iron ore and coal. Steel inventory quantities were also higher and were produced at a higher cost due to increased prices for raw materials and energy costs. Partially offsetting these increases were lower costs associated with coke inventories.

Cash required to finance inventories during 2004 was $172 million. In spite of a Canadian dollar that continued to appreciate, historically high material input costs was the main driver behind the increase in the value of steel inventories. Steel quantities also increased significantly in an effort to replenish levels required to provide for efficient operation and customer supply. Coke inventories also grew as sufficient quantities were stockpiled at historically high prices to ensure availability in a period of scarcity in the industry.

Accounts Payable and Accrued

$41 million of cash was provided during 2005 primarily from the accrual of post-filing interest on the Applicants' long-term debt subject to compromise.

During 2004, $98 million of cash was provided from accounts payable and accrued. The Initial Order under the CCAA provided the Applicants with relief by way of staying trade payables and post-filing interest on stayed debt. Partially offsetting this increase was the erosion of credit terms following the filing when the majority of suppliers switched the Applicants to either a cash or prepayment basis.

Other

For 2005, $5 million of cash was provided resulting primarily from a decrease in prepaid items as the number of vendors on prepayment trade terms was reduced.

Cash required during 2004 to finance an increase of $19 million related primarily to an increase in prepaid items as many suppliers reacted to the Corporation's CCAA filing by switching trade terms to cash before delivery.

Investing Activities

Investment activities required $46 million during fourth quarter 2005 primarily due to capital expenditures of $50 million directed mainly towards the Stelco Lake Erie hot strip mill upgrade. For more information on the status of this project see "Operational Information – Equipment Upgrades".

For the fourth quarter of 2004, $11 million of investments were made which largely related to capital expenditures of $15 million. These expenditures related primarily to the Stelco Lake Erie hot strip mill upgrade and various projects at both Stelco Hamilton and the Corporation's various mining interests.

For the year 2005, $122 million was required for the investing activities of the Corporation. Spending on capital projects of $154 million included the Stelco Lake Erie hot strip mill upgrade, various projects at the Corporation's mining interests, and the Corporation's ERP system. Partially offsetting capital expenditures were $32 million of gross proceeds on the sale of Camrose Pipe, and other asset sales.

$50 million was invested during 2004 of which $44 million related to spending on capital projects including various projects at the Corporation's mining interests, the Corporation's ERP systems, the Stelco Lake Erie hot strip mill upgrade, and a new processing line at Baycoat. In addition, $10 million was deposited in a trust account in January 2004 to indemnify the directors and officers of the Stelco group of companies against claims and liabilities that may arise as a result of their association with the Stelco group of companies.

Net Debt*
($ in millions)



665
637
616
03
04
05

**Long-term debt and debt subject to compromise plus net short-term debt (bank indebtedness net of cash, cash equivalents, and restricted cash)*

Financing Activities

During the fourth quarter of 2005, $3 million was used to make a repayment against the debt associated with the Stelco Hamilton plate mill. Additional information on this obligation can be found in Notes 5, 7, and 17 to the Consolidated Financial Statements.

During 2005, $17 million was required to repay long-term debt reflecting repayments of non-Applicant subsidiaries

Comparatively, $11 million was required for repayments of long-term debt associated with a non-Applicant.

Contractual Obligations

The following is a summary of the principal obligations of the Corporation's continuing operations at December 31, 2005:

(in millions)	Total	2006	2007–2008	2009–2010	>2010
Long-term debt and debt subject to compromise(1)	$ 467	$ 447	$ 20	$ –	$ –
Capital leases	7	4	2	1	–
Operating leases	23	10	9	3	1
Purchase obligations and other commitments	577	252	156	110	59
Total	$ 1,074	$ 713	$ 187	$ 114	$ 60

(1) Includes the $90 million convertible debenture (see Note 17 to the Consolidated Financial Statements).

Details of long-term debt provisions are contained in Note 17 to the Consolidated Financial Statements. Repayment in 2006 includes long-term debt subject to compromise as these obligations are assumed to be settled upon Plan implementation (see CCAA Plan – Overview of the CCAA Plan). The debt associated with the Hamilton plate mill is also in default and due immediately. (See Note 17 to the Consolidated Financial Statements).

Purchase obligations and other commitments are for coal, electricity, natural gas, oxygen, certain operating services and equipment, and information systems support services.

Off-Balance Sheet Arrangements

Other than the operating lease obligations included in the Contractual Obligations table above, the Corporation had no off-balance sheet arrangements at either December 31, 2005 or 2004.

Financial Instruments

The Corporation did not utilize any third party financial instruments to mitigate interest rate or foreign exchange risk in 2005, and accordingly no such financial instruments were outstanding at December 31, 2005.

Outstanding Share Data

Under the CBCA, the Corporation is authorized to issue, in series, unlimited numbers of Preferred Shares and Common Shares without nominal or par value. The Corporation has the following shares outstanding:

Convertible Common shares outstanding	February 28, 2006	December 31, 2005	December 31, 2004
Series A	100,342,827	100,735,965	101,783,542
Series B	1,906,371	1,513,233	465,658
Total number of shares	102,249,198	102,249,198	102,249,200
Total (in millions)	$ 781	$ 781	$ 781

Stelco is authorized to issue an unlimited number of Series A Convertible Common Shares and an unlimited number of Series B Convertible Common Shares (collectively, the "Common Shares"). As of December 31, 2005, there were outstanding 100,735,965 Series A Convertible Common Shares and 1,513,233 Series B Convertible Common Shares. The Common Shares were delisted from the Toronto Stock Exchange at the close of business on March 10, 2006.

Under the articles of reorganization being filed in connection with the CCAA Plan, Stelco's authorized capital shall consist of an unlimited number of New Common Shares, an unlimited number of preferred shares and an unlimited number of redeemable shares. At the effective time of the CCAA Plan, each Series A Convertible Common Share and each issued Series B Convertible Common Share will be changed into 0.000001 of a Redeemable Share. Immediately thereafter, the Corporation will redeem the Redeemable Shares. In addition, the existing employee stock option program will be terminated on the Plan Implementation Date and no stock options will remain outstanding.

Upon emergence from CCAA, the Corporation will issue New Common Shares (see Overview of CCAA Plan – Treatment of Affected Claims).

Disclosure Controls and Procedures over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is collected and reported to senior management, including the Chief Executive Officer ("CEO") and the Senior Vice President, Finance and Chief Financial Officer ("CFO"), to allow timely decisions regarding required disclosure. At December 31, 2005, as required by the Canadian Security Administrators Multilateral Instrument 52-109, the CEO and CFO have evaluated the effectiveness of the Corporation's disclosure controls and procedures and have concluded that the disclosure controls and procedures are effective.

Changes in Accounting Policy

Accounting changes effective in 2006

Comprehensive Revaluation of Assets and Liabilities

Upon CCAA Plan implementation, there will be a substantial realignment of the equity and non-equity interests in the Corporation upon emergence from CCAA and the Corporation will be required, under Canadian GAAP, to adopt "fresh start" reporting in accordance with CICA Handbook section 1625 – Comprehensive Revaluation of Assets and Liabilities. Under fresh start reporting, the Corporation will undertake a comprehensive revaluation, based on the reorganization value as established and confirmed in the CCAA Plan, of its assets and liabilities by assigning a new fair value cost to all of the Corporation's assets and liabilities. Once the Corporation has completed this revaluation, the Statement of Financial Position will not be comparable to those previously reported.

Critical Accounting Assumptions and Estimates

The Corporation's Consolidated Financial Statements are prepared in accordance with GAAP as disclosed in Note 2 thereto.

In preparing Consolidated Financial Statements, management is required to make certain assumptions and estimates. Choosing one assumption or estimate from a range of possibilities can materially impact the amounts reported on the Statement of Earnings (Loss) or the Statement of Financial Position. Management reviews accounting assumptions and estimates regularly in light of past experience and current conditions or changes in GAAP, and utilizes outside consultants as necessary to arrive at appropriate assumptions and estimates to be used in the preparation of the Consolidated Financial Statements. The Audit Committee of the Board of Directors reviews the significant assumptions and estimates throughout the year.

Management considers assumptions and estimates relating to the following matters to be the most critical:

- Going concern
- Carrying value of long-lived assets (property, plant and equipment)
- Employee future benefits
- Income taxes
- Inventory valuation

As a result of the financial condition of the Corporation and the uncertainty associated with the CCAA filing on January 29, 2004, no sensitivity analyses have been presented in the following discussion.

Unless indicated otherwise, all adjustments related to the items below are reflected in Costs in the Consolidated Statement of Earnings (Loss).

Going Concern

The Consolidated Financial Statements have been prepared using the same GAAP as applied by the Corporation prior to the filing for CCAA. While the Corporation and certain of its subsidiaries have filed for and been granted creditor protection, these consolidated financial statements continue to be prepared using the going concern concept, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. A CCAA Plan has been sanctioned by the Court (see CCAA Plan above). Management believes that these actions make the going concern basis appropriate. However, the CCAA Plan implementation is subject to a number of conditions (see Conditions to CCAA Plan Implementation above) and it is not possible to predict the outcome of the CCAA proceedings and accordingly doubt exists as to whether the Corporation will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Corporation sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and/or classification of assets and liabilities, and expenses in these Consolidated Financial Statements. The Consolidated Financial Statements do not reflect any adjustments related to subsequent events related to conditions that arose subsequent to December 31, 2005.

Carrying Value of Long-Lived Assets

In accordance with GAAP appropriate for a going concern, property, plant, and equipment is carried at cost less accumulated amortization. This carrying amount is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The carrying value is considered recoverable if the sum of undiscounted cash flows from operations and cash flow from disposal of the property, plant, and equipment exceeds the carrying amount. The Corporation's CCAA protection triggers an impairment review. In estimating future cash flows from operations of the Corporation's property, plant, and equipment, the Corporation made certain assumptions about the reductions in operating costs that could be achieved in the restructuring of its operations. In addition, future cash flows are dependent upon the assumptions used for revenues and costs to produce product. The Corporation believes that these assumptions are consistent with use of the going concern assumption in the preparation of the Consolidated Financial Statements. In connection with the CCAA proceedings, any compromise of liabilities required the approval of affected creditors. There can be no assurance that future cash flows will be sufficient to recover the carrying amount of property, plant, and equipment.

Employee Future Benefits

The Corporation's continuing operations participate in a number of employee future benefit arrangements (principally providing pension and health care benefits) in Canada and the United States. These benefits represent a substantial cost to the Corporation. In 2005, a total of $250 million was charged to Costs ($236 million in 2004) in the Consolidated Statement of Earnings (Loss), representing approximately $73 per ton shipped in 2005 versus $65 per ton shipped in 2004. As indicated in Note 2 to the Consolidated Financial Statements, these plans are primarily of a defined benefits nature. As a result, complex actuarial and accounting rules are used to determine the expense to be recorded for the year and the accrued benefit obligation as at each measurement date, which corresponds to the year-end date, for the Corporation's principal defined benefit plans.

To arrive at the cost of employee future benefits to be recognized in the Consolidated Financial Statements, management is required to review and update various actuarial assumptions each year, based on a going concern concept. These assumptions include investment yields, discount rates, salary escalation, health care cost trends, retirement age, mortality rates, and other factors. The trend over the last few years has been towards lower investment yields, discount rates, mortality rates, and retirement ages. Coupled with benefit increases in labour contract settlements and escalating health care costs, these trends have generally resulted in significantly increased liabilities and corresponding increases in expense. Management consults certain outside advisors, including actuaries, in determining these factors in order to ensure that the assumptions chosen are reasonable and comparable to other large organizations. The assumptions used to calculate the 2005 year-end obligation do not impact the 2005 expense but will impact 2006 expense as described later in this section.

The obligations and costs incurred, based on these assumptions, are displayed in the tables and narrative contained in Note 22 to the Consolidated Financial Statements. As further outlined in Note 22, several adjustments are made to the costs incurred to arrive at the costs recognized in accordance with GAAP. These adjustments are intended to recognize the long-term nature of employee future benefits and reduce short-term volatility in the costs recognized.

The following comments highlight the significant 2005 changes and 2006 trends within the Corporation's principal pension and other benefit plans pertaining to continuing operations.

Pension Benefits

Pension benefit obligations are calculated using actuarial models. Accounting rules determine the related effects on pension expense. The assumptions affecting these include the discount rate, the expected return on plan assets, the average retirement age, and the mortality rate. In addition, benefit improvements have a material impact.

The discount rate enables the Corporation to calculate the present value of the benefit obligation as of the measurement date (December 31). There is little latitude in selecting this rate: it is the current yield on high-quality fixed income investments whose term and cash flow are similar to the liabilities under the plan. A lower discount rate increases the present value of the benefit obligation and therefore increases pension expense.

The expected long-term rate of return on plan assets is determined by assessing historical and anticipated investment returns on the various categories of plan assets. Similar to the discount rate, lower expected returns result in increased expense.

Establishment of the expected average retirement age is based on a review of the actual experience of the pension plans. Lower retirement ages result in increasing the benefit obligation as well as pension expense.

The mortality rate allows the Corporation to define the duration for which benefits are expected to be paid. Mortality rates are based on actuarial tables that are updated periodically to reflect expected mortality trends in the general population. A lower mortality rate (higher life expectancy) lengthens the benefit payment stream resulting in a higher benefit obligation and pension expense.

As at December 31, 2005, management made the following adjustments to these assumptions for continuing operations from December 31, 2004:

- Discount rate – reduced from 5.75% to 5.00%; and
- Expected long-term rate of return on plan assets – reduced from 7.50% to 7.00%

For continuing operations, the consolidated funded status deteriorated from a deficit of $816 million as at December 31, 2004, to a deficit of $953 million as at December 31, 2005, mainly as a result of the revised assumptions for the discount rate and long-term rate of return on plan assets, somewhat offset by better than expected return on plan assets. Under GAAP, the impact of changes to the above assumptions, benefit improvements, actual investment returns, and other changes are recognized over a number of years rather than in the year of occurrence. As a result, for accounting purposes, there is an accrued benefit asset of $112 million on the Consolidated Statement of Financial Position as at December 31, 2005 reflecting the deficit of $953 million reduced by $877 million of unamortized net actuarial losses, and $188 million of unamortized past service costs.

Other Benefits

The assumptions for other benefit plans are similar to pension plans, with the additional factor of health care cost trend rates. Changes in the health care cost trend rate have a significant effect on the accrued benefit obligation and recorded expense. (See Note 22 to the Consolidated Financial Statements for a sensitivity analysis.) As these plans are generally unfunded, changes to the assumptions do not materially impact cash outlays. Cash outlays are the actual amounts paid for other benefits.

As at December 31, 2005, management made the following adjustments to the Other benefit plan assumptions for continuing operations from December 31, 2004:

- Discount rate – reduced from 6.00% to 5.00%;
- Initial health care cost trend rate – increased from 7.9% to 8.1%; and
- Cost trend rate declining to 4.5% in 2014 (previous assumption was in 2013).

For continuing operations, the consolidated funded status deteriorated from a deficit of $1,201 million as at December 31, 2004, to a deficit of $1,364 million as at December 31, 2005, primarily due to these revised assumptions. Similar to the accounting rules for pension plans, the full impact of changes in assumptions is not recognized in the current year. Unamortized actuarial losses and past service costs of $470 million reduced the liability recorded on the Consolidated Statement of Financial Position to $894 million as at December 31, 2005, up from $855 million as at December 31, 2004.

The Corporation estimates that the above assumption changes will add an additional $14 million to Other benefit expense in 2006.

Further details on Pension and Other benefit plans are included in Note 22 to the Consolidated Financial Statements.

Income Taxes

Application of GAAP concerning future income taxes requires projection of tax rates expected to be in effect in years in which tax benefits will be realized. Changes to the amount and timing of tax rates in future years can impact the amount of income tax expense or recovery recognized in an accounting period. The realization of future income tax assets is dependent on the Corporation's ability to generate sufficient taxable income in future years to utilize income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustments to the value of future income tax assets and liabilities that could have a significant effect on earnings. (See Note 11 to the Consolidated Financial Statements.) Please refer to "Forward Looking Statements" on page 4.

Inventory Valuation

Valuation of inventories requires a number of estimates to be made, including inventory quality, condition, and obsolescence. These determinations require management to exercise judgment. Inventories are generally valued at cost, subject to adjustments required under certain circumstances to reflect replacement value or net realizable value. Management must exercise judgment in determining the appropriateness of values used to determine market value of finished product inventory. Cyclical changes in selling prices and/or input costs can result in material adjustments being made to the carrying value of finished product inventory.

Outlook

Stelco expects to exit from its Court-supervised restructuring process on March 31, 2006. As a condition of Tricap providing funding under the New Secured Revolving Term Loan, upon emergence, the Corporation's business structure will be reorganized into nine distinct limited partnerships with transactions between entities conducted on an arms-length basis. In addition, "fresh start accounting" will be adopted which will require a comprehensive revaluation of its assets and liabilities, the impact of which has not been determined at this time.

Entering 2006, steel service centre inventory levels have remained constant, resulting in order demand and pricing that has stabilized through the first quarter. However, selling prices beyond the first quarter remain subject to potential variability due to a stronger Canadian dollar and import levels.

As previously advised, the installation and commissioning delays associated with the Phase 2 upgrade of the Lake Erie hot strip mill will have a negative impact on financial results in the first quarter of 2006. The next outage to continue the implementation of the Phase 2 upgrade is currently scheduled in 2006. The Corporation's other strategic capital initiatives are expected to commence as soon as practicable after exit from CCAA.

Please refer to "Forward Looking Statements" on page 4.

Additional Financial Information

Additional information concerning Stelco, including the Corporation's 2005 Annual Information Form, may be viewed on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and at Stelco's Web site www.stelco.ca.

Courtney Pratt
President and
Chief Executive Officer

William E. Vaughan
Senior Vice President – Finance and
Chief Financial Officer

HAMILTON, ONTARIO
March 24, 2006

Management's Statement of Responsibility

Management of Stelco is responsible for the preparation of the accompanying consolidated financial statements and related information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen methods which management believes to be appropriate in the circumstances. Where estimates or judgments have been required, management has determined such amounts on a reasonable basis in conformity with Canadian generally accepted accounting principles.

In meeting its reporting responsibility, management has established and followed policies and procedures and systems of internal control designed to (i) provide reasonable assurance that assets were safeguarded from loss or unauthorized use and (ii) produce reliable financial information. Management, with participation of the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure control and procedures as defined in the Canadian Securities Administrators National Instrument 52-109 and has concluded that such disclosure controls and procedures are effective. These internal control systems were periodically tested and evaluated by the internal auditors and management took any action necessary to respond appropriately to their recommendations. Management recognizes the limits inherent in all systems of internal control but believes that Stelco has established effective and responsive systems of internal control through the careful selection of employees, the division of responsibilities, and the application of formal policies and procedures.

The Board of Directors oversees management's preparation of the consolidated financial statements and ultimately approves the consolidated financial statements and related disclosure based on a recommendation from the Audit Committee of the Board of Directors. As a basis for recommending approval of the consolidated financial statements to the Board of Directors, the Audit Committee, among other things, reviews with management the Corporation's internal controls over financial reporting and the accounting policies and procedures employed by the Corporation for financial reporting purposes and, as well, meets independently with internal and external auditors to consider the results of their audits.

Stelco's management believes that the systems of internal control, review procedures, and established policies provide reasonable assurance that the Corporation's operations have been carried out in conformity with the high business standards of the Corporation's Code of Ethics and Business Conduct.

The Audit Committee recommended the appointment of the Corporation's external auditors, KPMG LLP, to examine the 2005 and 2004 consolidated financial statements of the Corporation in accordance with auditing standards generally accepted in Canada. The external auditors' report as to the fairness of presentation of these consolidated financial statements and their conformity with Canadian generally accepted accounting principles is included in this Annual Report.

Courtney Pratt	William E. Vaughan
President and	Senior Vice President – Finance and
Chief Executive Officer	Chief Financial Officer

HAMILTON, ONTARIO
March 24, 2006

Auditors' Report

To the shareholders of Stelco Inc.

We have audited the consolidated statements of financial position of Stelco Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings (loss), retained deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Hamilton, Canada
March 23, 2006

KPMG

Consolidated Statement of Earnings (Loss)

(under Creditor Protection as of January 29, 2004 – Note 1)

Years ended December 31, (in millions, except per share amounts)	2005	2004 (Restated – Notes 3 and 10)
Net Sales	$ 2,553	$ 2,558
Costs	2,370	2,292
	183	266
Gain on sale of plate mill assets (Note 5)	(20)	–
Amortization of property, plant, and equipment	108	105
Amortization of intangible assets (Note 15)	3	3
Operating earnings	92	158
Reorganization items (Note 4)	(76)	(53)
	16	105
Financial expense		
Interest on long-term debt and debt subject to compromise	(42)	(44)
Other interest – net	(13)	(20)
Earnings (loss) before income taxes from continuing operations	(39)	41
Income tax expense (recovery) (Note 11)		
Current	19	–
Future	(33)	15
Future income tax asset valuation allowance (release)	(16)	(8)
Net earnings (loss) from continuing operations	(9)	34
Net earnings (loss) from discontinued operations (Note 10)	(64)	30
Net earnings (loss)	$ (73)	$ 64
Earnings (loss) per common share (Note 23)		
Basic		
Continuing operations	$ (0.09)	$ 0.33
Net earnings (loss)	$ (0.71)	$ 0.63
Fully diluted		
Continuing operations	$ (0.09)	$ 0.33
Net earnings (loss)	$ (0.71)	$ 0.57
Weighted average common shares outstanding – millions	102.2	102.2

See accompanying Notes to the Consolidated Financial Statements

Consolidated Statement of Retained Deficit

(Under Creditor Protection as of January 29, 2004 – Note 1)

Year ended December 31, (in millions)	2005	2004
Balance at beginning of year as previously reported	$ (388)	$ (452)
Net earnings (loss)	(73)	64
Balance at end of year	$ (461)	$ (388)

See accompanying Notes to the Consolidated Financial Statements

Consolidated Statement of Financial Position

(under Creditor Protection as of January 29, 2004 – Note 1)

At December 31, (in millions)	2005 (Note 26)	2004 (Restated – Note 3)
Current assets		
Cash and cash equivalents	$ 25	$ 32
Restricted cash (Note 6)	17	11
Accounts receivable	294	470
Inventories (Note 12)	783	844
Prepaid expenses	29	38
Future income taxes (Note 11)	22	15
Assets held for sale (Note 10)	351	–
	1,521	1,410
Current liabilities		
Current liabilities not subject to compromise		
Bank and other short term indebtedness (Note 13)	191	216
Accounts payable and accrued	232	283
Employee future benefits (Note 22)	60	62
Income and other taxes	8	10
Long-term debt due within one year (Note 17)	23	44
Liabilities held for sale (Note 10)	206	–
	720	615
Working capital	801	795
Other assets		
Property, plant, and equipment (Note 14)	932	999
Intangible assets (Note 15)	72	66
Deferred pension cost (Note 22)	112	213
Future income taxes (note 11)	12	6
Other	21	24
	1,149	1,308
Total investment	1,950	2,103
Other liabilities		
Other liabilities not subject to compromise		
Employee future benefits (Note 22)	834	907
Long-term debt (note 17)	20	49
Future income taxes (Note 11)	92	120
Asset retirement obligations (Note 9)	15	12
	961	1,088
Liabilities subject to compromise (Note 7)	630	583
Shareholders' equity	$ 359	$ 432
Derived from:		
Convertible debentures conversion option (Note 17(b))	$ 23	$ 23
Capital stock (Note 19)	781	781
Contributed surplus	16	16
Retained deficit	(461)	(388)
	$ 359	$ 432

Commitments and contingencies (Note 18)

See accompanying Notes to the Consolidated Financial Statements.

On behalf of the Board:

Courtney Pratt
Director

John Caldwell
Director

Consolidated Statement of Cash Flows

(under Creditor Protection as of January 29, 2004 – Note 1)

Years ended December 31, (in millions)	2005	2004 (Restated – Notes 3 and 10)
Cash provided by (used for)		
Operating activities		
Net earnings (loss) from continuing operations	$ (9)	$ 34
Adjustments for items not affecting cash		
Reorganization items (Note 4)	7	29
Amortization of property, plant, and equipment	108	105
Amortization of intangible assets	3	3
Future income taxes	(33)	15
Future income tax asset valuation allowance (release) (Note 11)	(16)	(8)
Employee pension and other future benefits	83	106
Gain on sale of Plate Mill assets (Note 5)	(20)	–
Other	1	5
	124	289
Changes in operating elements of working capital (see below)	(10)	(158)
Other – net	2	(1)
Discontinued operations	51	(20)
	167	110
Investing activities		
Directors' and officers' trust	–	(10)
Proceeds from sale of Camrose Pipe (Note 10)	23	–
Proceeds from sale of non-core assets (Notes 5 and 10)	9	4
Expenditures for capital assets	(154)	(44)
Discontinued operations	(15)	(9)
	(137)	(59)
Financing activities		
Increase in bank indebtedness	5	(14)
Reduction of long-term debt	(17)	(11)
Discontinued operations	(10)	(6)
	(22)	(31)
Cash, cash equivalents and restricted cash		
Net increase	8	20
Balance at beginning of period	43	23
Balance at end of period	$ 51	$ 43
Consists of:		
Cash and cash equivalents	$ 25	$ 32
Restricted cash (Note 6)	17	11
Cash and cash equivalents held for sale (Note 10)	9	–
	$ 51	$ 43
Changes in operating elements of working capital		
Accounts receivable	$ 78	$ (65)
Inventories	(134)	(172)
Prepaid expenses	6	(16)
Accounts payable and accrued	41	98
Income and other taxes	(1)	(3)
	$ (10)	$ (158)

Supplemental disclosure of cash flow information (see Note 21)

See accompanying Notes to the Consolidated Financial Statements.

Note 1. Creditor Protection and Restructuring

On January 29, 2004 (the "Filing Date"), Stelco Inc. and certain related entities filed for protection under the Companies' Creditors Arrangement Act ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice (the "Court") granting it creditor protection under the CCAA. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Section 304 Proceedings"). The Canadian proceedings include Stelco and its wholly owned subsidiaries, Stelwire Ltd. ("Stelwire"), Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), and Welland Pipe Ltd. ("Welland Pipe"), which are collectively referred to as the "Applicants". The U.S. Section 304 Proceedings include Stelco, Stelwire, and Stelpipe. The Corporation's other subsidiaries and joint ventures are not included in the proceedings. During the stay period, the Applicants were authorized to continue operations. Ernst & Young Inc. was appointed by the Court as monitor (the "Monitor") in the Canadian proceedings and has been reporting to the Court from time to time on the Applicants' cash flow and on other developments during the proceedings.

The Initial Order and the U.S. Section 304 Proceedings provided for an initial stay period of 30 days, which has subsequently been extended to the earlier of March 31, 2006 and the implementation date of the CCAA Plan (the "Plan Implementation Date"). The purpose of the Initial Order and stay of proceedings was to provide the Applicants with relief designed to stabilize their operations and business relationships with their customers, suppliers, employees, and creditors and to provide them with time to develop the CCAA Plan.

The CCAA proceedings triggered defaults under substantially all debt obligations of the Applicants (see Notes 7 and 17). The Initial Order generally stayed actions against the Applicants including steps to collect indebtedness incurred by the Applicants prior to the Filing Date and actions to exercise control over the Applicants' property. The Initial Order granted the Applicants the authority to pay outstanding and future wages, salaries, employee pension contributions and benefit payments, and other obligations to employees; the costs of goods and services, both operating and of a capital nature, provided or supplied after the date of the Initial Order; rent under existing arrangements payable after the date of the filing; and principal, interest, and other payments to holders of security in respect of the property of the Applicants if the amount secured by such security is, in the reasonable opinion of the applicable Applicant, with the concurrence of the Monitor, less than or equal to the fair value of such security, having regard to, among other things, the priority of such security.

Conditions to CCAA Plan Implementation

The implementation of the CCAA Plan is subject to a number of conditions, including settlement of the terms of the agreements governing the New ABL Facility, the Secured Revolving Term Loan, the FRNs, the New Province Note, the Pension Arrangements, the New Warrants and the warrants to be issued to the Province (as defined below under Overview of the CCAA Plan). These agreements and related documents must be settled with the parties that will be entering into them as well as with certain other parties that, pursuant to the terms of the CCAA Plan, must be satisfied with or not object to the terms of these agreements.

Stelco is in the process of negotiating the terms of these agreements and documents with the applicable stakeholders as well as is seeking to satisfy other conditions to implementation. If the conditions are not satisfied subject to the right of various parties to waive compliance, the CCAA Plan will not be implemented.

There can be no assurances that these agreements will be reached by March 26, 2006 or that the CCAA stay period will be extended beyond March 31, 2006 if required. Should the CCAA Plan not be implemented or if the Applicants lose the protection of the stay of proceedings, substantially all debt obligations will become due and payable immediately or subject to immediate acceleration creating an immediate liquidity crisis which would in all likelihood lead to the liquidation of the Applicants' assets.

CCAA Plan

By order dated October 4, 2005, the Applicants were authorized to call and conduct meetings of affected creditors (as defined in the CCAA Plan) on November 15, 2005 to consider and vote on their plan of arrangement and reorganization dated October 3, 2005 (the "Original Plan"), as amended from time to time. As a result of extensive negotiations with stakeholders, the Original Plan was amended and on December 9, 2005, a majority in number of Affected Creditors representing more than two-thirds in value of the Affected Claims (as defined in the CCAA Plan) of each class voted to approve and adopt the CCAA Plan.

By order dated January 20, 2006 (the "Sanction Order"), the CCAA Plan was sanctioned by the Court and, among other things, the Court:

a) declared that the CCAA Plan was fair and reasonable and in the best interests of the Applicants;
b) authorized the Applicants to take all steps necessary to implement the CCAA Plan and the transactions contemplated by it;
c) authorized Stelco to file Articles of Reorganization with effect on the Plan Implementation Date, which will have the effect of eliminating the existing common shares, and create new common shares of Stelco (the "New Common Shares") that will be issued to affected creditors and others under the CCAA Plan;
d) ordered that, as of the Plan Implementation Date, Stelco's existing shareholders' rights plan agreement and all warrants, options and agreements to purchase existing common shares of Stelco will be of no further force or effect and cancelled;
e) ordered that, as of the Plan Implementation Date, the Applicants will be released from affected claims and certain other matters and that the directors and officers of the Applicants and certain others will be released from all claims relating to, among other things, the business and affairs of the Applicants, the CCAA Plan and the CCAA proceedings, excluding claims arising from fraud, wilful misconduct and some other specific matters;
f) ordered that the term of office of the existing board of directors of Stelco will terminate on the Plan Implementation Date and appoint nine new directors of Stelco as of that time;
g) ordered that the Applicants will be released from all CCAA Charges (as defined in the Initial Order) against their property and assets created by the Initial Order, with effect from the Plan Implementation Date or, in the case of the $350 Million Credit Facility and DIP Credit Facility (as those terms are defined in Note 13), the date of delivery of a release from the lenders; and
h) ordered that the stay of proceedings under the CCAA will terminate on the earlier of the Plan Implementation Date and March 3, 2006 (subsequently extended to March 31, 2006).

On February 9, 2006, an order was obtained in the U.S. Section 304 Proceedings that provides that the CCAA Plan and the Sanction Order are enforceable in the United States.

Overview of the CCAA Plan

Treatment of Affected Claims

Under the CCAA Plan, the claims of the Affected Creditors will not be satisfied in full by the consideration being distributed under the CCAA Plan (see Note 7 Liabilities Subject to Compromise). Stelco is seeking to implement the CCAA Plan by March 31, 2006.

Each Affected Creditor will receive its pro rata share of the following:

a) New Secured Floating Rate Notes ("FRNs") in the US dollar equivalent of $275 million;
b) 1,100,000 New Common Shares of Stelco;
c) cash in the amount of $137.5 million (the "Cash Pool") subject in the case of each Affected Creditor to its right to elect to receive New Common Shares instead of cash at $5.50 per New Common Share (the "Share Election"), up to a maximum of 5,264,000 New Common Shares in the aggregate for all Affected Creditors so electing to do so; and
d) warrants for 1,418,500 New Common Shares (the "New Warrants") representing, if exercised, approximately 5% of the fully diluted New Common Shares of Stelco at the Plan Implementation Date. The New Warrants will have an exercise price of $11.00 per New Common Share and have a seven-year term.

As a result of Share Elections filed by the Affected Creditors, the total amount of cash to be issued to Affected Creditors under the CCAA Plan will be $108,548,000 and the electing Affected Creditors will receive 5,264,000 New Common Shares pursuant to the Share Elections.

Based on the current estimate of proven claims of $546 million (see Note 7), Affected Creditors will receive, for each $1,000 of proven claim, approximately the following amounts:

a) $502 of FRN's;
b) two new Common Shares; and
c) $251 of cash from the Cash Pool, subject to any Share Election at $5.50 per share; and
d) a pro rata share of the New Warrants.

Plan Sponsor Agreement

The new equity of the restructured Stelco, in the form of New Common Shares, will be divided among three groups under the CCAA Plan: the Affected Creditors, the Province of Ontario (the "Province") and the Equity Sponsors. The Affected Creditors are acquiring their portion of the equity as part of the consideration distributed under the CCAA Plan. The Province is to obtain its portion by virtue of warrants negotiated as part of the financing it is providing to Stelco described below (wherein it receives warrants to purchase 851,100 New Common Shares representing, if exercised, 3% of the fully diluted New Common Shares of Stelco at the Plan Implementation Date) and the Equity Sponsors are acquiring their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors") agreed to purchase New Common Shares in Stelco at a price of $5.50 per share for proceeds of $108,548,000, which funds comprise the Cash Pool to be distributed to Affected Creditors. In addition, Sunrise and Appaloosa agreed to provide a stand-by commitment to purchase up to an additional 5,264,000 shares at $5.50 per share for an aggregate maximum stand-by commitment of $28,952,000 to supplement the Cash Pool to be paid to the affected creditors if the Share Elections did not result in a full take-up of the 5,264,000 New Common Shares available. The share elections resulted in a full take-up of the 5,264,000 New Common Shares. Therefore, the stand-by commitment was not required.

Proposed CCAA Plan Financing and Pension Plan Funding

The CCAA Plan is conditional upon a number of matters, including implementation of a number of agreements to secure new financing and a pension plan funding agreement with the Province. Stelco plans to raise new financing from the following sources:

- New ABL facility (asset based loan) $600 million
- New Secured Revolving term loan $375 million
- New Province Note $150 million

The finalization of the new financing are conditions precedent to the implementation of the CCAA Plan and are critical components of the liquidity and financing contemplated for the restructured Stelco.

New ABL Facility

On the Plan Implementation Date, the current $75 million Debtor-in-Possession Credit Facility (the "DIP Credit Facility") and existing $350 million Credit Facility (the "$350 Million Credit Facility") which are due to expire no later than March 31, 2006 (see Note 13), are to be replaced by a new asset based lending facility (the "New ABL Facility"). The Corporation is in negotiations with lenders to provide this facility. The available amount of the New ABL Facility will be dependent upon the value of the underlying collateral, but will not exceed $600 million.

New Secured Revolving Term Loan

Pursuant to a term sheet/commitment letter, signed by Stelco on January 27, 2006, Tricap has agreed to provide a new secured revolving term loan (the "New Secured Revolving Term Loan") to Stelco in an amount of $375 million for a term of seven years from the Plan Implementation Date. The facility is revolving until the third anniversary of the Plan Implementation Date (the "Target Date"). On and after the Target Date, the facility may cease to revolve and any amount of the New Secured Revolving Term Loan outstanding on the Target Date will be repayable in full on the seventh anniversary of the Plan Implementation Date.

The New Secured Revolving Term Loan is conditional upon a number of matters, including Stelco adopting a financing and corporate structure acceptable to Tricap.

Stelco and Tricap entered into a restructuring agreement dated September 22, 2005 (the "Stelco/Tricap Restructuring Agreement") pursuant to which Tricap was to provide financing by way of a $350 million secured revolving term loan and support a rights offering in connection with the Original Plan. As a result of amendments to the Original Plan, including the elimination of the rights offering and changes to the financing, Tricap was paid a break fee of $11 million under the Stelco/Tricap Restructuring Agreement, which was recorded in reorganization items (Note 4) in the Consolidated Statement of Earnings (Loss).

New Province Note

Subject to a number of conditions, including implementation of the CCAA Plan and the Province Agreement (defined below), the Province has agreed to provide Stelco with an advance by way of the New Province Note in the amount of $150 million. The loan is repayable on December 31, 2015 and can be repaid in cash or Stelco common shares and is subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before that date.

Federal Government Grant

The Federal Government of Canada has agreed to provide a $30 million cogeneration grant, which was announced on November 23, 2005. The federal contribution represents approximately 60% of the initial cost of the Corporation's near-term cogeneration projects. Stelco intends to spend $50 million towards those projects in 2006.

Pension Plan Funding Arrangements

Stelco and the Province entered into a restructuring agreement (the "Province Agreement"), that contemplates Stelco and the Province entering into a pension agreement, to provide for funding arrangements with respect to Stelco's four main pension plans aimed at substantially reducing or eliminating the solvency deficiencies in these plans over a ten-year period.

It is a condition of the CCAA Plan that Stelco and the Province enter into a Province Agreement, to be effective on the Plan Implementation Date containing the following key terms:

a) An obligation of Stelco on the Plan Implementation Date to make an initial upfront payment of $400 million to its four main pension plans less any contributions to plans already made in 2006;
b) Stelco will fund its four main pension plans in the following amounts in the years subsequent to plan implementation:
   (i) Years 1 – 5: $65 million per year, payable monthly, commencing July 1, 2006; and
   (ii) Years 6 – 10: $70 million per year, payable monthly;
c) Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of a formula both as defined in the Province Agreement and the proposed new regulations under the Pension Benefits Act in respect of Stelco's four main pension plans; and
d) Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015; and
e) Any future benefit improvements will be required to be funded in accordance with the Pension Benefits Act and will be in addition to the funding payments outlined above.

Employees

The Approved Plan does not require any concessions in terms of salaries, wages or pension and other benefits.

Secured Creditors

The CCAA Plan does not affect creditors with secured claims. The claims of the lenders pursuant to the $350 Million Credit Facility and the DIP Credit Facility (Note 13) will be paid in full on or prior to the Plan Implementation Date.

Existing Shareholders

There is no value allotted to existing shares of Stelco under the CCAA Plan. The existing shares are to be exchanged into new redeemable shares at a ratio of 0.000001 new redeemable share for each existing share and such shares will be redeemed on the Plan Implementation Date for consideration at the rate of $0.01 for each new redeemable share with no amounts paid on account of fractional interests or if payment would be less than $10.00. The result is that shareholders of Stelco will receive no consideration in respect of their existing shares.

Corporate Reorganization

On February 14, 2006, the Court approved a reorganization of the Corporation pursuant to an arrangement under the CBCA. As a result, distinct portions of Stelco's business will be transferred into nine separate limited partnerships upon the Corporation's emergence from its Court-supervised restructuring process.

The following business units of Stelco Inc. have been identified for transfer to limited partnerships: Hamilton steel works; Lake Erie steel works; energy assets (primarily a future asset); vacant land; coke batteries; and mining interests (collectively the "Business Units").

The CBCA Plan will be implemented concurrently with the implementation of the CCAA Plan. Orders authorizing leave to bring the arrangement application, approving the arrangement, and dispensing with any requirement to obtain shareholder approval of the CBCA arrangement (as there is no economic interest in the existing shares) were granted by the Court on February 14, 2006.

Basis of presentation and going concern issues

These consolidated financial statements have been prepared using the same Canadian generally accepted accounting principles ("GAAP") as applied by the Corporation prior to the filing for CCAA. While the Corporation and certain of its subsidiaries have filed for and been granted creditor protection, these consolidated financial statements continue to be prepared using the going concern concept, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. A CCAA Plan has been sanctioned by the Court (see CCAA Plan above). Management believes that these actions make the going concern basis appropriate. However, the CCAA Plan implementation is subject to a number of conditions (see Conditions to CCAA Plan Implementation above) and it is not possible to predict the outcome of the CCAA proceedings and accordingly doubt exists as to whether the Corporation will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Corporation sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and/or classification of assets and liabilities, and expenses in these consolidated financial statements.

While the Corporation is under creditor protection, the Corporation will make adjustments to the consolidated financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business (see Note 2 – Summary of Significant Accounting Policies). Further, allowed claims arising under the CCAA proceedings may be recorded as liabilities subject to compromise and presented separately on the Consolidated Statement of Financial Position. If the CCAA Plan is implemented there will be a substantial realignment of the equity and non-equity interests in the Corporation upon emergence from CCAA, which will require the Corporation, under Canadian GAAP, to adopt "fresh start" reporting. Under fresh start reporting, the Corporation will undertake a comprehensive revaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan. The consolidated financial statements do not present any adjustments that may be required under fresh start reporting.

In accordance with Canadian GAAP appropriate for a going concern, property, plant, and equipment is carried at cost less accumulated amortization. This carrying amount is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The carrying value is considered recoverable if the sum of undiscounted cash flows from operations and cash flow from disposal of the property, plant, and equipment exceeds the carrying amount. The Corporation's creditor protection under CCAA triggers an impairment review. In estimating future cash flows from operations of the Corporation's property, plant, and equipment, the Corporation makes certain assumptions about revenue, reductions in operating costs and its liabilities that could be achieved in the restructuring of its operations. The Corporation believes that these assumptions are consistent with use of the going concern assumption in the preparation of these consolidated financial statements. There can be no assurance that such cost reductions can be achieved and that future cash flows will be sufficient to recover the carrying amount of property, plant, and equipment.

Note 2. Summary of Significant Accounting Policies

These consolidated financial statements have been prepared using the same Canadian GAAP as applied by the Corporation prior to certain entities of the Corporation filing for creditor protection, except as described below under the heading Accounting policies applicable to an entity under Creditor Protection. These consolidated financial statements are prepared using the going concern concept, although uncertainties remain about the future financial condition of the Corporation as described in Note 1 – Creditor Protection and Restructuring – Basis of presentation and going concern issues.

Revenue recognition

Net sales revenue is recognized when the risks of ownership have been transferred to the customer and reasonable assurance exists regarding the measurement of the sales consideration, provided that ultimate collection is reasonably assured. Generally, the risks of ownership are transferred when title passes at the time of shipment and sales consideration is recognized to the extent it is fixed or determinable.

Accounting policies applicable to an entity under Creditor Protection

As a result of the filings as described in Note 1, the Corporation has followed accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, the Corporation is applying the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7). While SOP 90-7 refers specifically to Chapter 11 in the U.S., its guidance, in management's view, is also applicable to an entity restructuring under CCAA, where it does not conflict with Canadian GAAP.

Consistent with Canadian GAAP, SOP 90-7 does not change the manner in which consolidated financial statements are prepared. However, SOP 90-7 does require that the consolidated financial statements for periods subsequent to the filing distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business where it does not conflict with Canadian GAAP. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as Reorganization items (see Note 4). The timing of the recognition of Reorganization items is consistent with Canadian GAAP. Cash flows related to Reorganization items have been disclosed separately in Note 4.

While payments may not be made on liabilities subject to compromise, including long-term debt, interest on debt obligations will continue to be recognized under Canadian GAAP, consistent with Canadian legal requirements. Interest is not a Reorganization item. The Consolidated Statement of Financial Position distinguishes pre-filing liabilities subject to compromise from both those pre-filing liabilities that are not subject to compromise and from post-filing liabilities (see Note 7). Liabilities that may be affected by the Third Amended and Restated Plan of Arrangement under the CCAA and the Canada Business Corporation Act (the "CBCA Plan") have been reported at the amounts estimated to be allowed, even if they may be settled for lesser amounts. A claims procedure was established on December 17, 2004, for which a claims bar date of January 31, 2005 was set for the pre-filing claims and post-filing claims relating to the restructuring, repudiation, or termination of obligations between January 29, 2004 and December 17, 2004. Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of Condensed Combined Financial Statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein between Applicants and non-Applicants (see Note 8).

SOP 90-7 has been applied effective January 29, 2004, and for subsequent reporting periods while the Corporation continues to operate under creditor protection.

The resulting changes in reporting are described in Note 4 (Reorganization items), and Note 7 (Liabilities subject to compromise), and Note 8 (Condensed combined financial statements).

Principles of consolidation

The consolidated financial statements include the accounts of Stelco Inc., its wholly owned subsidiaries, and its proportionate share of the accounts of its joint ventures. Comparative figures on the Consolidated Statement of Financial Position are not comparable year over year as a result of assets held for sale disclosure pertaining to the sale of non-core subsidiaries (See Notes 10 and 26).

Foreign currencies

Monetary assets and liabilities originating in foreign currencies are translated at year-end exchange rates. All other assets and liabilities originating in foreign currencies are translated at historic rates prevailing when the assets were acquired or the liabilities incurred. Income and expense items, other than those related to assets and liabilities translated at historic rates, are generally translated at the rate in effect at the time the transaction occurs.

Gains or losses resulting from foreign currency translations are reflected in the Consolidated Statement of Earnings (Loss).

The temporal method of translation of foreign currency is followed for foreign subsidiaries, all of which are considered to be financially and operationally integrated. Translation of foreign currencies for the foreign subsidiaries using the temporal method is consistent with the method described above.

Inventories

Inventories of raw materials and supplies are valued at the lower of cost and replacement cost. Semi-finished product inventories are valued at actual cost. Finished product inventories are valued at the lower of cost and net realizable value.

Property, plant, and equipment

Property, plant, and equipment is carried at cost less accumulated amortization, and includes construction in progress. Amortization is provided using the straight-line method applied to the cost of the assets at rates based on their estimated useful life and beginning from the point when production commences except for the cost of blast furnace relines (see below) and at certain mining properties where amortization is calculated on a unit-of-production basis. The following annual amortization rates are in effect:

Buildings	20 to 30 years
Equipment	15 to 20 years
Automotive and mobile equipment	5 to 10 years
Raw material plants and properties	20 years

Blast furnace relines

The Corporation's blast furnaces periodically require extensive relining. Costs incurred in the reline of a blast furnace that extend the useful life of the furnace are capitalized and amortized over their estimated useful life on a unit-of-production basis. All other costs associated with the reline are expensed as incurred.

Intangible assets

Intangible assets of the Corporation are computer systems and applications. These assets are recorded at historical cost and are amortized on a straight-line basis over ten years beginning at the point at which the system or application becomes operative.

Impairment of long-lived assets

An impairment loss would be recognized when the carrying value of a long-lived asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value.

Interest

Interest on all debt obligations, including debt classified as liabilities subject to compromise, has been accrued and expensed.

Employee future benefits
The Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures maintain a number of defined benefit and defined contribution plans providing pension, other retirement, and post-employment benefits to most of its employees.

Pension plan assets are valued at market-related value and are used to calculate the expected rate of return on plan assets. Market-related value is the market value of pension plan assets averaged over a three-year period.

The cost of pension and other post-employment benefits (including medical benefits, dental care, life insurance and certain compensated absences) is charged to income annually. The cost is computed on an actuarial basis using the projected benefit method by estimating the usage, frequency, and cost of services covered and management's best estimate of the long-term rate of return on plan assets, discount rates, salary escalation, health care cost trends, retirement age, mortality, and other factors. These assumptions relate to factors that are of a long-term nature and, consequently, are subject to a degree of uncertainty. Actual trends and values may differ from those assumed at this time resulting in changes in the cost of pension and other post-employment benefits in future periods. The assumptions are reviewed and updated annually or more frequently where the level of benefits provided to employees changes. Past service costs (such as increased benefits provided under labour contract settlements) are amortized over the estimated average remaining service life (EARSL) of the employees at the date of the amendment.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the EARSL of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. These amortizations reflect the concept, as stated in GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived therefrom. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. The cost of employee future benefits in any year should not be unduly impacted by such short-term changes in market returns, discount rates, or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

Salaried employees hired after July 31, 1997, participate in the Corporation's "Opportunity" or similar programs, which include a flexible credit plan for benefits and a self-directed group RRSP. These employees do not participate in the defined benefit plans. These programs are accounted for as defined contribution plans. Costs of defined contribution plans are expensed as incurred.

Income taxes
The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities) and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and the differences between the opening and ending balances of the future income tax assets and liabilities. The effect of increases and decreases to future income tax assets and liabilities arising from changes in tax rates is recognized in income in the year the changes occur.

Measurement uncertainty
The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates (see Note 1 – Creditor Protection and Restructuring – Basis of presentation and going concern issues).

Note 3. Changes in Accounting Policy

Financial Instruments

Effective January 1, 2005, the Corporation adopted a change in accounting policy to conform with amendments to the CICA Handbook Section 3860 – Financial Instruments – disclosure and presentation. The amendments modify the presentation and accounting of financial instruments where there is an option of satisfying the obligation and/or interest payments with the issuance of a variable number of an entity's own shares. Such instruments are no longer presented and accounted for as a component of Shareholders' Equity on the Consolidated Statement of Financial Position but rather as Long-term Debt. Interest and accretion, net of tax, applicable to these instruments are no longer charged directly to retained deficit and are now accounted for separately as interest and tax expense on the Statement of Earnings (Loss). The amendment applies to the Corporation's $90 million convertible debentures and has been adopted retroactively resulting in a restatement of prior periods. Interest expense of $1 million relating to accretion of the convertible debentures prior to filing for CCAA has been recorded in the Statement of Earnings (Loss) for 2004 offset by a corresponding adjustment to retained deficit. The presentation and accounting for the convertible debentures that was triggered by the CCAA filing (see Note 17) is consistent with the amendment and therefore did not result in any additional adjustments in 2005. There was no impact to the basic or diluted earnings per share for 2004 as a result of adopting this change retroactively.

Note 4. Reorganization Items

Reorganization items relating to continuing operations represent post-filing revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The following table summarizes the reorganization items included in the Consolidated Statement of Earnings (Loss):

Years ended December 31 (in millions)		2005		2004
Professional fees	$	53	$	27
Break fees(i)		22		–
Gain on sale of non-core assets (Note 5)		–		(1)
Lease repudiation and relocation expenses(ii)		–		6
Financing fees(iii)		1		6
Adjustment of convertible debenture balance(iv)		–		15
Total reorganization items	$	76	$	53

(i) In March 2005, Stelco discontinued the capital raising process and decided to pursue a recapitalization of the Corporation and as a result, Deutsche Bank became entitled to a break fee of approximately $11 million. In December 2005, Tricap became entitled to break fees totalling approximately $11 million as a result of the significant changes that were made to the Plan.

(ii) Consists primarily of lease repudiation costs and moving expenses from 100 King Street West to 386 Wilcox Street in Hamilton.

(iii) Related to fees incurred for the DIP facility and the write-off of deferred fees associated with the convertible debentures

(iv) To adjust the principal element of the convertible debentures from $75 million to the anticipated claim amount of $90 million (see Note 17).

The cash flow associated with reorganization and restructuring items is summarized as follows:

Years ended December 31 (in millions)		2005		2004
Professional fees	$	46	$	24
Break fees (see (i) above)		22		–
Proceeds on sale of non-core assets (Note 5)		–		(4)
Lease repudiation and relocation expenses (see (ii) above)		–		1
Financing fees		1		3
Total cash usage	$	69	$	24

Note 5. Asset Sales

As part of the Corporation's overall effort to restructure operations, simplify processes, and rationalize non-core resources during 2004 and 2005, a number of assets idled prior to CCAA were sold.

Where indicated, the proceeds received from these asset sales of the Applicants are held in trust with the Monitor and are therefore included in restricted cash (Note 6) on the Consolidated Statement of Financial Position.

The following asset sales activity occurred during 2004 and 2005:

CHT Steel

The Corporation announced the closure of CHT Steel, a wholly owned subsidiary located in Richmond Hill, Ontario, on February 18, 2004. CHT Steel processed plate sourced from the Stelco Hamilton plate mill.

The sale of property, plant, and equipment was completed in various transactions during 2004. Net proceeds received were $4 million resulting in a pre-tax gain of $1 million relating principally to the property and plant and was reflected as a reorganization item (Note 4). As at December 31, 2005, CHT Steel does not have any material assets other than restricted cash.

Stelco Hamilton – Plate Mill

The plate mill assets at Stelco Hamilton were sold on June 9, 2005. The gross proceeds of $25 million were secured by irrevocable letters of credit, which have and will continue to be drawn down in tandem with the progress made on dismantling of the equipment. All net proceeds will be used to partially satisfy the debt associated with these assets (see Note 17). The expected shortfall has been filed as a claim against Stelco Inc. (see Note 7). The carrying value of these assets was nil, therefore a pre-tax gain (net of $5 million of fees) of $20 million was recorded during 2005.

Stelco Hamilton – Tin Mill

The tin mill assets at Stelco Hamilton have been idled since 1995 when the Corporation decided to exit the tinning line business. On December 20, 2005, the Corporation sold certain of these assets for net proceeds of approximately $1 million. The residual value of these assets were nil, therefore a corresponding pre-tax gain was included as a reduction to Costs on the Consolidated Statement of Earnings (Loss) during 2005.

Non-core business sales

The Corporation has sold all of the businesses in the Mini-mill and Manufactured Products segments. For more information, see Note 10 – Discontinued Operations.

Note 6. Restricted Cash

Restricted cash represents funds being held in trust with the Monitor pending direction from the Court for its use. The composition of these funds is derived as follows:

- Post-closing sale of inventory by Stelpipe;
- Proceeds relating to the sale of CHT assets (Note 5);
- Proceeds from the sale of Welland Pipe's spiral weld and U and O pipe mills (Note 10); and
- Proceeds associated with the sale of Stelpipe's 16" pipe mill (Note 10).

Note 7. Liabilities Subject to Compromise

Liabilities subject to compromise refers to liabilities incurred prior to the filing date that were dealt with as Affected Claims under the CCAA Plan, as well as claims incurred after filing but before October 26, 2005 and arising out of any repudiated leases, contracts, and other arrangements. It is possible that consolidated financial statement items not currently included below as liabilities subject to compromise will be added to this category of liabilities at a later date. The amounts below are the Corporation's estimate of known and expected claims in this category and are subject to future adjustment as a result of negotiations, Court orders, proofs of claim, and other events. Any additions to this category of liabilities and any adjustments may be material and, depending on their nature, may be recorded as a reorganization item. The CCAA Plan has determined how the Affected Claims will be settled, including payment terms, if applicable. See Note 1 – Treatment of Affected Claims for more information.

The Corporation continues to accrue for interest on long-term debt that is subject to compromise ($73 million as of December 31, 2005). No interest has been paid on unsecured debt of the Applicants subsequent to the date of filing.

Claims procedure

As established by Court order on December 17, 2004, the Applicants initiated a process for certain creditors to file claims against the Applicants for liabilities incurred prior to January 29, 2004 and those arising between January 29, 2004 and December 17, 2004 as a result of the restructuring, repudiation or termination of any contract, lease or other agreement. The claims bar date for filing of proofs of claim was set at January 31, 2005, unless the claim relates to the restructuring, repudiation or termination of any contract, lease or other agreement on or after December 17, 2004, in which case the bar date for these types of claims was set at October 26, 2005.

A dispute mechanism was in place for those claims that could not be resolved by way of negotiation with the Applicants and/or Monitor. These claims were forwarded to a claims officer. Outstanding claims are being reviewed and ruled on by the claims officer. Both the Applicants and the claimant have the right to appeal the decision of the claims officer to the Court within five business days of notification of the claims officer's decision. All determinations from the Court regarding appealed claims are final for the purposes of recording claims. While the claims process is not finalized at this time, there are no material items outstanding.

Claims summary

At December 31, (in millions)	Filed	Excepted[b]	2005 Reviewed	Adjustments[c]	Recorded	2004 Recorded
Accounts payable and accrued liabilities	$ 128	–	128	(8)	120	$ 124
Employee related	107	(84)	23	(22)	1	–
Long-term debt (Note 17)	428	–	428	(16)	412	412
Related party claims	245	(216)	29	(17)	12	–
Litigation	2,747	(5)	2,742	(2,741)	1	–
Total Claims	$ 3,655	(305)	3,350	(2,804)	546	$ 536
Liabilities for which no proof of claim was filed:						
Post-filing interest[a]					73	35
Accounts payable and accrued liabilities					11	12
Liabilities subject to compromise					630	$ 583

(a) The Corporation continues to accrue for interest on long-term debt that is subject to compromise. No interest has been paid on long-term debt of the Applicants subsequent to January 29, 2004, the date of the CCAA filing. The holders of long-term debt subject to compromise (Note 17) have reserved their right to file a claim for post-filing interest, although this is not a provable claim pursuant to the claims procedure order.

(b) Certain claims have been excepted from the process including, but not limited to:

- claims pursuant to existing financing and DIP documents;
- claims secured by CCAA charges and any further charge ordered by the Court;
- claims of any non-Applicant wholly owned subsidiary, other than such claims that are the subject of a security interest in favour of a secured creditor and the secured creditor is enforcing, or is entitled to enforce, its security;
- employment, compensation, group benefit and pension claims;
- certain claims arising from a cause of action for which the Applicants are fully insured.

(c) Represents amounts that have been disallowed from the original claim. Included are revisions from the original claim amount for which the Corporation and the claimant have agreed upon, a Claims Officer has ruled on, or for which the claimant has not filed a dispute notice within the time frame outlined in the claims procedure. Of the litigation and contingent claims adjustments, the vast majority related to three claims filed by joint venture partners of Stelco in which they claimed, $2.72 billion against Stelco. These claims were filed in the event Stelco did not honour its obligations under the joint venture agreements. Management and the Monitor did not believe these were valid claims as no breach of contract had occurred. During the second half of 2005, all three of these claims were withdrawn.

Note 8. Condensed Combined Financial Statements

As stated in Note 2, consolidated financial statements should provide disclosure of Condensed Combined Financial Statements of the entities in reorganization proceedings (Applicants), including disclosure of the amount of intercompany receivables and payables between Applicants and non-Applicants. Entities not in reorganization proceedings included AltaSteel, Norambar, Stelfil, Stelco Holding Company, and their wholly owned subsidiaries and joint ventures.

Years ended December 31, 2005 (in millions)	Entities in Reorganization Proceedings	Entities not in Reorganization Proceedings	Eliminations	Consolidated Totals
Net sales	$ 2,553	159	(159)[a]	$ 2,553
Costs	2,459	70	(159)[a]	2,370
	94	89	–	183
Gain on sale of plate mill assets (Note 5)	–	(20)	–	(20)
Amortization	87	24	–	111
Operating earnings (loss)	7	85	–	92
Intercompany income (expense)[b]	8	(8)	–	–
Reorganization items (Note 4)	(76)	–	–	(76)
	(61)	77	–	16
Financial expense	(52)	(3)	–	(55)
Earnings from continuing operations before income taxes	(113)	74	–	(39)
Income tax expense (recovery) (Note 11)	(38)	8	–	(30)
Net earnings (loss) from continuing operations	(75)	66	–	(9)
Net earnings (loss) from discontinued operations (Note 10)	(71)	7	–	(64)
Net earnings (loss)	$ (146)	73	–	$ (73)

(a) Intercompany sales elimination
(b) Intercompany interest, foreign exchange, and management fees

Condensed Combined Statement of Cash Flow

Year ended December 31, 2005 (in millions)	Entities in Reorganization Proceedings	Entities not in Reorganization Proceedings	Consolidated Totals
Net cash provided by operating activities[a]	$ 86	81	$ 167
Investing activities			
Proceeds on sale of Camrose Pipe (Note 10)	–	23	23
Proceeds on sale of assets (Note 5)	9	–	9
Expenditures for capital assets	(136)	(18)	(154)
Discontinued Operations	4	(19)	(15)
	(123)	(14)	(137)
Financing activities			
Dividends	37	(37)	–
Increase (decrease) in bank indebtedness	5	–	5
Reduction of long-term debt (Note 17)	–	(17)	(17)
Discontinued Operations	–	(10)	(10)
	42	(64)	(22)
Cash, cash equivalents and restricted cash			
Net increase (decrease)	5	3	8
Balance at beginning of period	24	19	43
Balance at end of period	$ 29	22	$ 51
Consists of:			
Cash and cash equivalents	10	15	$ 25
Restricted cash (Note 6)	17	-	17
Cash and cash equivalents held for sale (Note 10)	2	7	9
	$ 29	22	$ 51

(a) Includes intercompany receivables and payables

Condensed Combined Statement of Financial Position

December 31, 2005 (in millions)	Entities in Reorganization Proceedings	Entities not in Reorganization Proceedings	Eliminations	Consolidated Totals
Current assets	$ 1,062	108	–	$ 1,170
Intercompany receivables	23	379	(402)[a]	–
Assets held for sale	57	294	–	351
Current assets	1,142	781	(402)	1,521
Current liabilities	408	106	–	514
Intercompany payables	64	23	(87)[a]	–
Liabilities held for sale	46	160	–	206
Current liabilities	518	289	(87)	720
Working capital	624	492	(315)	801
Other assets				
Property, plant, and equipment (Note 14)	745	187	–	932
Intangible assets (Note 15)	72	–	–	72
Deferred pension cost (Note 22)	102	10	–	112
Future income taxes (Note 11)	12	–	–	12
Intercompany investments and loans	274	(19)	(255)[b]	–
Other	10	11	–	21
	1,215	189	(255)	1,149
Total investment	1,839	681	(570)	1,950
Other liabilities				
Employee future benefits (Note 22)	752	82	–	834
Other liabilities not subject to compromise	89	38	–	127
	841	120	–	961
Liabilities subject to compromise (Note 7)	933	12	(315)	630
Shareholders' equity	$ 65	549	(255)	$ 359
Derived from:				
Convertible debentures conversion option (Note 17(b))	23	–	–	23
Capital stock (Note 19)	781	255	(255)[b]	781
Contributed surplus	16	–	–	16
Retained earnings (deficit)	(755)	294	–	(461)
	$ 65	549	(255)	$ 359

Commitments and contingencies (Note 18)

(a) Intercompany receivables and payables

(b) Intercompany investment at cost

Note 9. Asset Retirement Obligations

Asset retirement obligations of continuing operations relate to the site restoration and reclamation of iron ore properties at the Corporation's mining interests in Wabush, Tilden, and Hibbing. The following table provides the pertinent information associated with these obligations:

At December 31 ($ in millions)	2005	2004
Opening balance	$ 12	$ 10
Accretion expense	2	2
Effect of change in estimates	1	–
Liabilities incurred (settled)	–	–
Ending balance	$ 15	$ 12
Underlying assumptions:		
Undiscounted cash flow estimates	$ 86	$ 84
Credit-adjusted risk-free interest rate	16.65%	16.65%
Time frame to settle the obligations (years)	2013 – 2050	2013 – 2050

In addition, a former participant in Wabush funded its estimated share of mine closure costs at the time of its exit from the joint venture. These funds ($4 million) are reflected in Other non-current assets on the Statement of Financial Position.

Note 10. Discontinued Operations and Assets Held for Sale

All the businesses that comprised the Manufactured Product segment and Mini-mill segment were determined to be non-core upon the conclusion of the Corporation's strategic review in 2004. The decision was made to sell these businesses as part of a broader capital raising process aimed at generating the cash flow and financing required to implement the Corporation's strategic capital expenditure plan at its core-integrated steel making facilities.

All of these businesses have been presented as discontinued operations resulting in the retroactive restatement of the consolidated financial statements to isolate the earnings (loss) and cash flows associated with these businesses as discontinued operations.

Mini-mill Segment

AltaSteel

AltaSteel is a wholly owned subsidiary with its plant and head office located near Edmonton, Alberta. AltaSteel produces grinding rod, merchant quality and special quality bars, and ballstock. On December 1, 2005 the Corporation entered into a definitive purchase and sale agreement to sell the shares of AltaSteel, which included its 50% investment in both MOLY-COP Canada ("MOLY-COP") – see Manufactured Products Segment – and GenAlta Recycling Inc. ("Genalta") to Moly Cop Steel Inc., an affiliate of Scaw International Sarl. The Court approved this transaction on December 16, 2005. The transaction closed on January 31, 2006 for gross proceeds of $77 million (subject to final working capital adjustment). During the fourth quarter of 2005, Stelco recorded a pre-tax curtailment loss of $12 million related to the pension and other benefit plans at AltaSteel. Based on information as of December 31, 2005, a net pre-tax gain of approximately $11 million is expected to be recorded in the first quarter of 2006, subject to post-closing adjustment.

Norambar

Norambar is a wholly owned subsidiary located in Contrecœur, Quebec and manufactures billets, automotive leaf spring flat bars, rebar, merchant quality and special quality bars, and railway related products. On November 23, 2005, the Corporation entered into a definitive purchase and sale agreement to sell the shares of Norambar to Mittal Canada Inc. as part of a sale that also included its investment in wholly owned subsidiary Fers et Métaux Recyclés Ltée ("Fers et Métaux") and the shares of Stelwire and Stelfil – see Manufactured Products Segment. The Court approved this transaction on December 12, 2005. The transaction closed on February 1, 2006 generating gross proceeds of $30 million (subject to final working capital adjustment). During the fourth quarter of 2005, Stelco recorded a pre-tax curtailment loss of $10 million related primarily to the pension plans at Norambar. Based on information as of December 31, 2005, a further net pre-tax loss of approximately $28 million is expected to be recorded in the first quarter of 2006 relating to Norambar, subject to post-closing adjustment.

Financial Information

The following outlines the net sales, earnings (loss) before income taxes, and net earnings (loss) applicable to discontinued operations of the Mini-mill segment:

Years ended December 31 (in millions)	2005	2004
Net Sales	$ 446	$ 462
Costs, amortization, and financial expense	419	412
	27	50
Curtailment expense	22	–
Earnings before income taxes	5	50
Current income taxes (recovery)	(3)	6
Future income taxes	4	11
Net earnings	$ 4	$ 33

The assets and liabilities of these discontinued operations of the Mini-mill segment are as follows:

At December 31 (in millions)	2005	2004
	Held for Sale(1)	Assets and Liabilities(2)
Current assets(3)	$ 145	$ 147
Property, plant, and equipment	98	93
Deferred pension cost	(7)	9
Future income taxes	11	5
Total assets	247	254
Current liabilities	62	69
Employee future benefits	53	48
Long-term debt	12	16
Future income taxes	–	1
Other	1	–
Total liabilities	128	134
Net investment	$ 119	$ 120

(1) Represents the assets and liabilities of the Mini-mill segment presented as assets or liabilities held for sale on the Consolidated Statement of Financial Position.

(2) Represents the assets and liabilities of the Mini-mill segment that are included in the consolidated balances on the Consolidated Statement of Financial Position.

(3) Included in current asset is cash and cash equivalents of $3 million.

Manufactured Products Segment

Stelwire

Stelwire operates plants in both Hamilton and Burlington, Ontario, and, as a wholly owned subsidiary, is one of North America's largest producers of steel wire and wire products. Stelwire is part of the previously noted sale to Mittal Canada Inc. that closed on February 1, 2006. During the fourth quarter of 2005, Stelco Inc. recorded a pre-tax curtailment loss of $8 million related to the pension plans at Stelwire. Based on information as of December 31, 2005, a further pre-tax loss of approximately $11 million is expected to be recorded in the first quarter of 2006, subject to post-closing adjustment.

Stelfil

Stelfil is located in Lachine, Quebec and produced wire and wire products as a wholly owned subsidiary of the Corporation. Stelfil was part of the previously mentioned sale to Mittal Canada Inc. that closed on February 1, 2006. Stelco Inc. recorded a pre-tax curtailment loss of $5 million during the fourth quarter of 2005 related to both the pension and other benefit plans of Stelfil. Based on information as of December 31, 2005, a further pre-tax loss of approximately $4 million is expected to be recorded upon closing of the sale in 2006, subject to post-closing adjustment.

Stelpipe

The sale of Stelpipe's 16" pipe mill, which had been idled since 1998, was completed during fourth quarter 2004. Net proceeds of $1 million were received with a corresponding pre-tax gain recorded as the assets were fully amortized.

Stelpipe is a wholly owned subsidiary located in Welland, Ontario which manufactured a number of pipe and tubular products. On October 31, 2005 the Corporation sold substantially all of Stelpipe's assets to Lakeside Steel Corporation ("Lakeside Steel"), a wholly owned subsidiary of Romspen Investment Corporation. As part of the agreement, Stelco retained all of the pension and benefit obligations of Stelpipe's existing retirees. The pre-tax loss related to this asset sale was $51 million. This includes settlement and curtailment losses of $21 million related to the pension and other benefit plans of the employees transferred to Lakeside Steel.

Welland Pipe

On March 7, 2003, the Corporation permanently closed its wholly owned subsidiary, Welland Pipe, a manufacturer of large-diameter pipe located in Welland, Ontario. The primary assets of the company were two pipe mills, a spiral-weld and U and O pipe mill, which were sold during 2004 and 2005 resulting in a pre-tax gain on sale of $6 million and $4 million, respectively.

The property and plant of Welland Pipe were listed for sale in March 2005. In January 2006, the Corporation entered into a purchase and sale agreement, which is subject to a number of conditions. If all conditions are met, the sale is expected to close in the second quarter of 2006. The net book value of these assets is nominal.

Camrose Pipe

Camrose Pipe was a partnership situated in Camrose, Alberta which manufactured small- and large-diameter pipe. The Corporation held a 40% interest in this partnership. The sale, with gross proceeds of $23 million, closed in the second quarter 2005. The resulting pre-tax gain of $4 million from the sale is included in discontinued operations during second quarter 2005. Netted in the pre-tax gain is a settlement loss of approximately $5 million relating to the Corporation's share of Camrose Pipe's pension and other benefit plans.

MOLY-COP Canada

MOLY-COP is located in Kamloops, British Columbia and produces forged grinding balls for the mining and mineral industry. AltaSteel, a wholly owned subsidiary of the Corporation, has a 50% ownership interest in this partnership. All of the ballstock processed at this plant was acquired from AltaSteel. MOLY-COP was sold as part of the previously mentioned sale to Moly Cop Steel Inc. that closed on January 31, 2006.

Financial Information

The following outlines the net sales, earnings (loss) before income taxes, and net earnings (loss) applicable to discontinued operations of the Manufactured Products Segment:

Years ended December 31 (in millions)	2005	2004
Net Sales	$ 427	$ 505
Costs, amortization, and financial expense	445	493
	(18)	12
Write-down of property, plant and equipment	-	18
(Gain) loss on sale of assets / shares	17	(7)
Curtailment expense	15	-
Settlement expense	24	-
Earnings (loss) before income taxes	(74)	1
Current income taxes (recovery)	2	(1)
Future income taxes (recovery)	(10)	1
Future income tax valuation allowance	2	4
Net loss	$ (68)	$ (3)

The assets and liabilities of the discontinued operations in the Manufactured Products Segment are as follows:

At December 31 (in millions)	2005		2004
	Held for Sale(1)	Assets and Liabilities(2)	Assets and Liabilities(3)
Current assets(4)	$ 69	18	$ 179
Property, plant, and equipment	9	–	15
Deferred pension cost	26	25	61
Future income taxes	-	-	2
Total assets	104	43	257
Current liabilities	26	11	59
Employee future benefits	52	45	88
Total liabilities	78	56	147
Net investment (liability)	$ 26	(13)	$ 110

(1) Represents the assets and liabilities of Stelwire, Stelfil and MOLY-COP (2005) and CHT Steel (2004) that are presented as assets or liabilities held for sale on the Consolidated Statement of Financial Position.

(2) Pertains to the assets and liabilities of Welland Pipe and Stelpipe that are not for sale.

(3) Pertains to the assets and liabilities of Stelpipe Stelwire, Stelfil, and MOLY-COP (2004) that are included in the balances on the Consolidated Statement of Financial Position.

(4) Included in current asset is cash and cash equivalents of $6 million.

Summary

The following tables summarize the net sales, earnings (loss) before income taxes, and net earnings (loss) relating to all of the Corporation's discontinued operations:

Years ended December 31 (in millions)	2005			2004		
	Mini-mills	Manufactured Products	Total	Mini-mills	Manufactured Products	Total
Net Sales	$ 446	427	873	$ 462	505	967
Costs, amortization, and financial expense	419	445	864	412	493	905
	27	(18)	9	50	12	62
Write-down of property, plant and equipment	–	–	–	–	18	18
(Gain) loss on sale of assets / shares	–	17	17	–	(7)	(7)
Curtailment expense	22	15	37	–	–	–
Settlement expense	–	24	24	–	–	–
Earnings (loss) before income taxes	5	(74)	(69)	50	1	51
Current income taxes (recovery)	(3)	2	(1)	6	(1)	5
Future income taxes (recovery)	4	(10)	(6)	11	1	12
Future income tax valuation allowance	–	2	2	–	4	4
Net earnings (loss)	$ 4	(68)	(64)	$ 33	(3)	30

The total assets and liabilities held for sale relating to all of the Corporation's discontinued operations are as follows:

At December 31 (in millions)	2005		
	Mini-mills	Manufactured Products	Total
Current assets	$ 145	69	214
Property, plant, and equipment (Note 14)	98	9	107
Deferred pension cost (Note 22)	(7)	26	19
Future income taxes	11	–	11
Total assets held for sale	247	104	351
Current liabilities	62	26	88
Employee future benefits (Note 22)	53	52	105
Long-term debt (Note 17)	12	–	12
Future income taxes	–	–	–
Other	1	–	1
Total liabilities held for sale	128	78	206
Net investment held for sale	$ 119	26	145

The total assets and liabilities that are not reflected as assets or liabilities held for sale on the Statement of Financial Position relating to all of the Corporation's discontinued operations are as follows:

Years ended December 31 (in millions)			2005			2004
	Mini-mills	Manufactured Products	Total	Mini-mills	Manufactured Products	Total
Current assets	$ –	18	18	$ 147	179	326
Property, plant, and equipment	–	–	–	93	15	108
Deferred pension cost	–	25	25	9	61	70
Future income taxes	–	–	–	5	2	7
Total assets	–	43	43	254	257	511
Current liabilities	–	11	11	69	59	128
Employee future benefits	–	45	45	48	88	136
Long-term debt	–	–	–	16	–	16
Future income taxes	–	–	–	1	–	1
Total liabilities	–	56	56	134	147	281
Net investment (liability)	$ –	(13)	(13)	$ 120	110	230

Note 11. Components of Consolidated Income Taxes

Components of future income tax assets and liabilities are summarized as follows:

At December 31 (in millions)			2005	2004
	Total	Held for Sale	Continuing Operations	
Future income tax assets				
Employee future benefits	$ 337	37	300	$ 324
Non-capital loss carry-forwards	109	12	97	104
Corporate minimum taxes	18	–	18	21
Other	30	6	24	12
Total future income tax assets before valuation allowance	494	55	439	461
Less: valuation allowance	(311)	(22)	(289)	(318)*
Total future income tax assets after valuation allowance	183	33	150	143
Future income tax liabilities				
Plant and equipment – difference in net book value and unamortized capital cost	127	9	118	135
Deferred pension cost	47	10	37	70
Investment in foreign joint ventures	23	–	23	23
Other	32	2	30	14
Total future income tax liabilities	229	21	208	242
Net future income tax liability	$ (46)	12	(58)	$ (99)

* Consists of a valuation allowance of $307 million for continuing operations and $11 million for discontinued operations.

The tax basis of various assets including the non-capital loss carry-forwards may change as a result of the CCAA Plan implementation.

The future income tax asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

At December 31 (in millions)			2005		2004
		Total	Held for Sale	Continuing Operations	
Future income tax asset – current	$	23	1	22	$ 15
Future income tax asset – non-current		23	11	12	6
Future income tax liability – non-current		(92)	–	(92)	(120)
Total future income tax asset (liability)	$	(46)	12	(58)	$ (99)

The income tax expense differs from the amount calculated by applying Canadian income tax rates (Federal and Provincial) to the earnings (loss) before income taxes from continuing operations, as follows:

Years ended December 31 (in millions)			2005		2004*
		Total	Discontinued Operations	Continuing Operations	
Earnings (loss) before income taxes	$	(108)	(69)	(39)	$ 41
Income tax expense (recovery) computed using Statutory income tax rates (43%)		(47)	(30)	(17)	18
Add (deduct):					
Manufacturing and processing credit		10	6	4	(4)
Resource allowance / depletion		(7)	–	(7)	(3)
Valuation allowance (release)		(7)	9	(16)	(8)
Minimum tax		3	–	3	5
Non-recognition on asset sale		14	14	–	
Impact of reclassification of convertible debentures (Note 17)		–	–	–	5
Impact of intercompany foreign exchange		4	–	4	7
Adjustment to foreign tax liabilities previously recognized		–	–	–	(8)
Other		(5)	(4)	(1)	(5)
Income tax expense (recovery)	$	(35)	(5)	(30)	$ 7

* Restated to reflect continuing operations only.

Future income taxes

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

While the Corporation and its subsidiaries recognize future income tax assets where applicable, a future income tax asset valuation allowance of $289 million for continuing operations is recorded as of December 31, 2005 ($307 million as of December 31, 2004) to reduce the consolidated net future income tax asset.

Note 12. Inventories

(in millions)		2005		2004
Raw materials and supplies	$	306	$	358
Finished and semi-finished products		477		486
Total inventories	$	783	$	844

Note 13. Bank and Other Short-term Indebtedness

(in millions)		2005		2004
Applicants	$	191	$	187
Non-Applicants		–		29
Total bank and other short term indebtedness	$	191	$	216

The weighted average interest rate on the Corporation's consolidated bank indebtedness was 7.50% in 2005 (6.46% in 2004).

Financing during CCAA proceedings

To ensure the Corporation has sufficient liquidity to fund the ordinary course of operations for the duration of the CCAA process, Debtor-in-Possession ("DIP") financing was secured. In addition, an accommodation agreement to the Corporation's $350 million revolving operating credit facility was negotiated as the CCAA filing was an event of default under its terms and conditions.

DIP Financing

This financing is with CIT Business Credit Canada Inc., General Electric Capital Canada Inc., and BABC Global Finance Inc. (the "Lenders"), participating in the same percentages as in the $350 million revolving credit facility.

The agreement includes Stelco Inc. as well as Stelpipe, Welland Pipe, and CHT Steel (collectively, the "Subsidiary Companies") and is for $75 million as a revolving line of credit. Stelwire was included in the agreement prior to its sale on February 1, 2006. The DIP is secured by a second charge on the receivables, inventory and general intangibles and a first charge on property, plant, and equipment of Stelco Inc. Each of the Subsidiary Companies, excluding Stelwire as noted above, has guaranteed payment of the Borrower's obligations and provided Lenders' liens on all their assets as security.

An amendment to the DIP agreement was negotiated on December 1, 2005 extending the maturity date to the earliest of (i) March 31, 2006; (ii) the effective date of a CCAA Plan; and iii) termination of the $350 million revolving credit facility. The DIP agreement was subsequently amended on December 31, 2005 modifying certain covenants associated with this credit facility.

Interest rates are Canadian prime rate plus 4%, U.S. base rate plus 4%, or unused facility fee margin of 0.5%. A commitment fee of 0.5% remains from the initial revolving line of credit dated March 8, 2004 and is to be paid at the time of the first drawing on this loan.

Accommodation Agreement

Under the accommodation agreement dated January 29, 2004 (the "Accommodation Agreement"), the lenders agreed (i) to continue to make the credit facilities available; (ii) to make certain amendments to the revolving operating credit facility; and (iii) to forbear exercising remedies under the revolving operating credit facility as a result of the CCAA filing event of default.

Based on an extension granted December 1, 2005, this Accommodation Agreement (and the term of the $350 million revolving operating credit facility) will expire at the earliest of (i) March 31, 2006; (ii) the effective date of a CCAA Plan; (iii) termination of the DIP facility; and (iv) the date at which the Lenders shall have terminated the forbearance under the terms of the Accommodation Agreement due to a further event of default.

Interest rates under the Accommodation Agreement are (i) prime rate loans – prime rate plus 2.50%; (ii) U.S. base rate loans – U.S. base rate plus 2.50%; (iii) LIBOR loans – LIBOR plus 4%; (iv) Banker's acceptance drawing fee – 4%; (v) issuance of any letter of credit – 4%.

Note 14. Property, Plant, and Equipment

At December 31 (in millions)	2005 Total	Held for Sale	Continuing Operations	2004
Raw material plants and properties	$ 417	–	417	$ 412
Manufacturing plants and properties	3,780	362	3,418	3,841
	4,197	362	3,835	4,253
Deduct: accumulated amortization	(3,370)	(259)	(3,111)	(3,340)
	827	103	724	913
Construction in progress	212	4	208	86
Total property, plant, and equipment	$ 1,039	107	932	$ 999

Note 15. Intangible Assets

At December 31 (in millions)	2005 Continuing Operations	2004
Computer systems and applications development in progress	$ 79	$ 70
Deduct: accumulated amortization	7	4
Net intangible assets	72	66
Intangible assets subject to amortization (in operation)	34	34
Amortization expense	$ 3	$ 3

Computer systems and applications relate to the Corporation's enterprise resource planning ("ERP") systems for maintenance, order flow logistics, procurement, human resources, and finance functions, in use or being developed for continuing operations. Amortization is being recorded on those modules and components that are in operation using a useful life of 10 years. One ERP system remains under development for which the implementation of the first phase is targeted for the second quarter of 2006.

Note 16. Proportionately Consolidated Joint Ventures

The Corporation's joint ventures are an integral part of operations and exist to provide raw materials and certain manufacturing, finishing, and sales functions.

The following is a summary of the Corporation's proportionate share of the financial position, operating results, and cash flows of the joint ventures.

(in millions)			2005		2004
		Total	Held for Sale	Continuing Operations	
Current assets	$	95	15	80	$ 119
Other assets		169	3	166	179
Total assets		264	18	246	298
Current liabilities		57	4	53	77
Other liabilities		40	1	39	42
Equity	$	167	13	154	$ 179

(In millions)	2005	2004
Revenue	$ 21	$ 24
Expense	17	13
Net earnings from continuing operations	4	11
Net earnings from discontinued operations	11	7
Net earnings	$ 15	$ 18

(In millions)	2005	2004
Cash provided by (used for)		
Operating activities	$ 38	$ 29
Investing activities	(36)	(30)
Financing activities	(2)	3
Discontinued operations activities	2	(2)
Net increase (decrease) in cash and cash equivalents	$ 2	$ –

Note 17. Long-term Debt

At December 31 (in millions)			2005	2004
	Total	Discontinued Operations	Continuing Operations	
10.4% retractable unsecured debentures due November 30, 2009 (see (a) and (d) below)	$ 125	$ –	$ 125	$ 125
9.5% convertible unsecured subordinated debentures due February 1, 2007 (see (b) below)	90	–	90	90
8% retractable unsecured debentures due February 15, 2006 (see (c) and (d) below)	150	–	150	150
Computer system financing maturing March 31, 2012 (see (e) below)	47	–	47	47
Long-term debt of Applicants subject to compromise (Notes 1 and 7)	412	–	412[1]	412[1]
Term loan at Canadian Prime Rate plus 2.50% matured on June 10, 2005 (see (f) below)	22	–	22[2]	27[2]
Term loan at Bankers' Acceptance Rate plus 1.50% maturing on January 31, 2008 (see (f) below)	33	–	33	45
Term loan at 6.20% matured on July 4, 2005 (see (f) below)	–	–	–	1
Term loan at 7.20% maturing on January 3, 2008 (see (f) below	6	6	–	7
Term loans at Bankers' Acceptance Rate plus 1.00 to 1.125% or Canadian Prime Rate plus 0.5% maturing on January 3, 2008 (see (f) below)	10	10	–	13
Long-term debt of non-Applicants	71	16	55	93
Less: amount subject to compromise (Notes 1 and 7)	(12)	–	(12)[2]	–
Long-term debt of non-Applicants not subject to compromise	59	16	43	93
Less amount due within one year	27	4	23	44
Long-term debt	$ 32	$ 12	$ 20	$ 49

(1) The CCAA filing was an event of default under the $150 and $125 million debentures and $90 million convertible debentures. The Corporation defaulted on a $47 million financing agreement in October 2004 when a scheduled payment was not made. As a result, both debentures, the convertible debentures and the financing were due and payable immediately or subject to immediate acceleration, subject to the provisions of the Initial Order (see Note 1).

(2) On March 10, 2004, the Corporation did not make the quarterly installment on the term loan associated with the Stelco Hamilton plate mill which resulted in a default of the debt. This debt is a liability of a wholly owned subsidiary of Stelco Inc., which is not an Applicant under the CCAA filing described in Note 1. On October 13, 2004, the agent for the lenders of the term loan notified Stelco Inc. that, as a result of the default in payment, Stelco Inc. was obligated to pay under a tolling agreement between Stelco Inc. and the subsidiary an amount equal to the amount owing under the term loan. Net proceeds from the sale of the plate mill assets (see Note 5) have and will be used to partially satisfy this obligation. A claim of $12 million, representing the expected shortfall after asset sales proceeds are applied was filed and accepted in the fourth quarter of 2005 (Note 7). Interest continues to be calculated in accordance with the terms of the credit agreement.

Repayments of long-term debt related to continuing operations of non-Applicants over the next five years amount to $23 million in 2006, $13 million in 2007, and $7 million in 2008. These repayments do not include debt subject to compromise or repayments relating to discontinued operations.

(a) The debentures mature on November 30, 2009 but were redeemable after November 30, 1999 at the option of the Corporation at a redemption price equal to the greater of the Canada Yield Price and par. Canada Yield Price means, in effect, a price for the debentures calculated on the business day preceding the date on which the Corporation gave notice of redemption, to provide a yield to maturity equal to the yield on a non-callable Government of Canada bond, issued at 100% of its principal amount with a term to maturity equal to the remaining term to maturity of the debentures, plus 0.40%. As noted above, these debentures are currently in default.

(b) The effective interest rate on the debentures is 16.65%. The debentures were convertible at the option of the holder into Series A Convertible Common Shares ("Shares") of the Corporation at any time prior to the maturity date at a conversion price of $4.50 per share. The debentures were redeemable by the Corporation, under certain circumstances, on and after February 1, 2005. The Corporation had the option to pay interest in cash, or by the issuance to a Trustee of Shares, the proceeds of the sale of which would be used to discharge the interest payment to the holder. The Corporation had the option to repay the principal amount of the debentures, at redemption or maturity, in cash or by the issuance of Shares directly to the holder. As a result of the change in accounting policy referred to in Note 3, the debentures have been reclassified as a component of long-term debt with an initial allocation of $67 million to the principal element. The balance, $23 million, remains in equity and was allocated to the value of the debenture holders' conversion option at the date of issue.

As a further result of the filings described in Note 1, the Corporation recorded in first quarter 2004 a reorganization charge of $15 million (see Note 4) in order to reflect the convertible debenture balance at the principal amount of $90 million and the convertible debentures have been classified as liabilities subject to compromise (see Note 7).

(c) The debentures matured on February 15, 2006 and were redeemable at any time at the option of the Corporation at a redemption price equal to the greater of the Canada Yield Price and par. Canada Yield Price means, in effect, a price for the debentures calculated on the business day preceding the date on which the Corporation gave notice of redemption, to provide a yield to maturity equal to the yield on a non-callable Government of Canada bond, issued at 100% of its principal amount with a term to maturity equal to the remaining term to maturity of the debentures, plus 0.50%. As noted above, these debentures are currently in default.

(d) Throughout the life of the debentures, upon the occurrence of both a designated event and a rating decline, a holder of debentures may require the Corporation to purchase all or any portion of such holder's debentures unless a rating recovery has occurred. For these purposes, designated event includes significant changes in ownership, control or structure of the Corporation or membership of the Board of Directors or certain distributions of cash, property, or securities excluding regular dividends and distributions of non-redeemable and non-retractable shares of the Corporation.

(e) The Corporation had arranged financing with the service provider primarily relating to the development cost of new enterprise resource planning systems during the 24-month period beginning April 1, 2002, at an interest rate of 9.1% to a maximum of $47 million plus accrued interest. As a result of the failure to commence repayments in October 2004, as required under the financing agreement, the debt is currently in default.

(f) These term loans are secured by claims on the assets of the borrowers (various subsidiaries and joint ventures of the Corporation) and are payable in monthly, quarterly, or semi-annual installments ending on the maturity dates shown.

Note 18. Commitments and Contingencies

(a) Capital programs

The estimated cost to complete previously approved capital programs of continuing operations is $123 million. Of this amount $67 million relates to Phase 2 of the Stelco Lake Erie hot strip mill upgrade. An additional $9 million pertains to steam generators for both Integrated Steel plants.

(b) Operating leases

Future minimum rental payments required under operating leases at continuing operations that have initial or remaining lease terms in excess of one year at December 31, 2005 are:

(In millions)		
2006	$	10
2007		7
2008		2
2009		2
2010		1
Subsequent to 2010		1
Total operating leases	$	23

(c) Contingencies

Various lawsuits and claims, other than matters arising out of the filings as described in Note 1 and the claims process as described in Note 7, are pending by and against the Corporation and provisions have been recorded where appropriate under liabilities subject to compromise. In addition, as a result of the filings as described in Note 1, proceedings related to matters arising prior to January 29, 2004 are stayed and suspended and are subject to compromise under the CCAA process.

In addition, a $350 million lawsuit was launched against the Corporation by Georgian Windpower Corporation ("GWC") relating to a Memorandum of Understanding ("MOU") and Agreement to Enter into a Land Lease Agreement ("AELLA") that the Corporation terminated in accordance with its provisions in April 2005. As ordered by the Court on June 28, 2005, the claim relating to the MOU should be removed from the statement of claim and dismissed. This ruling was overturned by the Ontario Court of Appeal in January 2006. With respect to that portion of the claim that relied on the AELLA, the Court held that the AELLA portion of the claim could proceed and that the stay would be lifted to allow it to be initiated and filed, but that no further action may be taken by GWC until the Corporation emerges from CCAA protection except with leave of the Court. As a result of the Ontario Court of Appeal decision, both the MOU and ALLEA will survive the CCAA process. The result of this claim is not determinable at this time and consequently the Corporation has not recorded any provisions in the consolidated financial statements.

Note 19. Capital Stock and Dividends

(a) Authorized shares

Under the Canada Business Corporations Act, the Corporation is authorized to issue, in series, unlimited numbers of Preferred Shares and Common Shares without nominal or par value.

(b) Capital stock – Convertible common shares – stated capital

At December 31	2005			2004		
	Number of shares			Number of shares		
	Series A	Series B	(millions)	Series A	Series B	(millions)
Opening balance	101,783,542	465,658	$ 781	101,908,302	340,901	$ 781
Transfers between series (see below)	(1,047,577)	1,047,577	–	(124,760)	124,760	–
Exercise of stock options (see Note 20)	–	–	–	–	–	–
Fractional shares purchased and cancelled	–	(2)	–	–	(3)	–
Outstanding	100,735,965	1,513,233	$ 781	101,783,542	465,658	$ 781

The Convertible Common Shares of each series are voting, convertible into one another on a share-for-share basis, and rank equally in all respects except that the dividends, if any, on the Series B Convertible Common Shares may be paid by way of a stock dividend in Series B Convertible Common Shares in accordance with the conditions attaching to such shares, and dividends, if any, on the Series A Convertible Common Shares are normally payable in cash.

The Common Shares were delisted from the Toronto Stock Exchange as at the close of trading on March 10, 2006, as these shares will be eliminated on Plan implementation with no value being attributed to them (Note 1).

(c) Dividends

No dividends were declared or paid in 2005 or 2004.

Shareholder rights plan (the "Rights Plan")

A shareholder rights plan was adopted on December 14, 1998, to give the Board of Directors and the shareholders sufficient time to consider the terms of a takeover bid and allow more time for the Board to pursue, if appropriate, other alternatives to maximize shareholder value. Pursuant to the Sanction Order, the Rights Plan terminates on the Plan Implementation Date (Note 1).

Note 20. Stock-based Compensation

Key Employee Stock Option Plan

Under the Key Employee Stock Option Plan ("KESOP"), 13,000,000 Convertible Common Shares are reserved for issuance, of which 3,114,653 shares remained available at December 31, 2005. Under the KESOP, the exercise price of each option equals the market price of the Corporation's Convertible Common Shares on the date of the grant. All options granted mature 10 years after the grant date and vest, or vested, 1/3 each year in the first three years after the date of the grant.

Options outstanding at December 31, 2005 are as follows:

Total options outstanding	Exercise price per share	Number exercisable	Expiry date
387,000	11.55	387,000	February 5, 2008
446,000	8.30	446,000	February 8, 2009
100,000	10.90	100,000	July 12, 2009
401,000	8.80	401,000	February 8, 2010
972,668	3.73	972,668	February 7, 2011
709,672	4.50	709,672	February 6, 2012
728,673	4.25	617,020	February 5, 2013
250,000	1.20	166,667	November 25, 2013
1,000,000	2.47	333,334	January 5, 2014
4,995,013		4,133,361	

A summary of option activity during 2005 and 2004 is as follows:

	2005		2004	
		Weighted average		Weighted average
	Total options	Exercise price	Total options	Exercise price
Outstanding at beginning of year	5,131,352	5.179	5,071,015	6.118
Granted	–	–	1,000,000	2.469
Expired or cancelled	(136,339)	8.036	(939,663)	7.363
Outstanding at end of year	4,995,013	5.101	5,131,352	5.179
Exercisable at end of year	4,133,361	5.628	3,643,711	6.180
Compensation cost (gain) loss ($ millions)		$ –		$ 1

No stock options were exercised during 2005 or 2004.

The compensation cost for the grant made under the KESOP in 2004 was determined at the grant date using the fair value method by applying the Black-Scholes option-pricing model using the following assumptions:

Grant Date	January 5, 2004
Expected volatility	30%
Risk-free interest rate	3.60%
Expected life	4–6 years
Expected dividends	nil

The KESOP will terminate on the Plan Implementation Date pursuant to the Sanction Order (Note 1) and no options will remain outstanding.

Deferred Share Unit Plan

On May 1, 2001, the Board of Directors approved a Deferred Share Unit Plan (the "DSUP") for members of the Board and certain officers of the Corporation and its subsidiaries. The DSUP became effective on July 1, 2001. Under the terms of the DSUP, a Director may elect to receive all or a portion of his or her compensation, and certain officers may elect to receive all or a portion of certain elements of their compensation, in the form of notional Series A Convertible Common Shares of the Corporation (the "Shares"), which are referred to as deferred share units ("DSUs"). Annual elections are generally required. The number of DSUs to be credited to a "Unit holder's" account is determined by dividing the applicable amount of the compensation by the market value of the Shares at the time the compensation would otherwise have been paid. The DSUs are redeemable in cash in an amount equivalent to the number of DSUs in the unit holder's account, multiplied by the market value of the Shares at the time of redemption determined following retirement or termination of employment.

A summary of activity during 2005 and 2004 is as follows:

	2005		2004	
	DSUs	Weighted average price	DSUs	Weighted average price
Outstanding at beginning of period	362,030	$ 2.031	429,740	$ 2.182
Granted	–	–	3,153	0.773
Exercised	–	–	(70,863)	2.279
Balance at end of period	362,030	$ 0.224	362,030	$ 2.031
Compensation cost (gain) loss ($ in millions)		$ (1)		$ nil

Note 21. Supplemental Disclosure of Cash flow Information

Years ended December 31 (in millions)	2005	2004*
Cash paid for interest (including convertible debentures)	$ 23	$ 34
Cash paid for income taxes	19	4
Expenditures for intangible assets financed directly by the service provider and excluded from the Consolidated Statement of Cash Flows (Note 17(e))	–	1

* Restated to reflect continuing operations only.

Note 22. Employee Future Benefits

The Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures maintain a number of defined benefit and defined contribution plans providing benefits to most of its employees. Quantitative information provided in this note includes all of these plans either in total or, where indicated, as weighted averages. Qualitative information, such as details of benefits provided, refers to the plans at the Corporation and its wholly owned subsidiaries, and due to the number of employees covered by these plans relative to the plans at the joint ventures, is indicative of the factors that affect all employee future benefit cost.

Defined contribution plans

Total expense and cash payments for the Corporation's defined contribution pension plans were $3.1 million in 2005 ($8.6 million in 2004.

Defined benefit plans

The defined benefit plans provide pension, other retirement, and post-employment benefits to salaried employees hired previous to August 1, 1997, and to most hourly rated employees. Employees do not contribute to the plans that are maintained by the Corporation's business units and wholly owned subsidiaries.

Defined pension benefits for salaried employees are calculated based on an average of their highest five years earnings. Pensions payable from these plans are not indexed for inflation. Pension benefits for hourly rated employees are based on years of service multiplied by dollar factors in accordance with collective agreements in order to determine the monthly pension payment amount. Cost-of-living adjustments are provided for bargaining unit retirees in accordance with the collective agreements.

Other benefit plans provide health care benefits including dental, hearing, vision, prescription drugs, and hospital care to retirees, their spouses and dependants, and to the retirees' surviving spouses, and life insurance coverage on the retiree. In addition, other benefit plans provide compensated absence benefits in the form of vacation to be taken immediately before retirement if certain service requirements are met.

Estimated average remaining service life

The estimated average remaining service life of active employees covered by the defined benefit pension plans for both 2005 and 2004 ranges from 6 to 14 years. The estimated average remaining service life of active employees covered by the defined benefit plans providing other benefits ranges from 8 to 14 years in both 2005 and 2004.

Cash payments to benefit plans

Total cash payments to employee future benefits plans, including cash contributed by the Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures to funded pension plans, cash payments directly to employees for unfunded plans, and cash contributed to its defined contribution plans, was $211 million in 2005 ($165 million in 2004). These amounts include payments to the Ontario Pension Benefit Guarantee Fund (PBGF) of $16 million in 2005 and $10 million in 2004. The Corporation elected to designate its four principal pension plans (Stelco Inc. and Stelco Lake Erie hourly rated and salaried) as Qualifying Plans, pursuant to regulations under the Pension Benefits Act, which results in higher payments into the PBGF and waiver of solvency funding payments otherwise required. Effective on the date the Corporation emerges from CCAA, this election will no longer be available to the Corporation. As a result, Stelco and the Province of Ontario entered into a funding agreement with respect to its four principal pension plans aimed at substantially reducing or eliminating the solvency deficiencies in these plans over a ten-year period. The Province Agreement (Note 1) would require an initial upfront payment of $400 million into the four principal plans, less any contributions to plans already made in 2006. Annual funding under this arrangement will commence July 1, 2006 requiring Stelco to make a $65 million in equal monthly contributions in years 1 – 5 (half of which is required in 2006), increasing to $70 million in equal monthly contributions in years 6 – 10. Further information can be found in Note 1 under Pension Plan funding Arrangements.

Funding for the pension plans of other continuing operations are expected to be approximately $19 million in 2006. The Corporation currently expects that payments in 2006 for other benefit plans relating to its continuing operations to be approximately $53 million.

Accrued benefit obligation and plan assets

Information about the Corporation's defined benefit plans, in aggregate, is as follows:

Pension Benefit Plans

	2005			2004
At December 31 (in millions)	Total	Held for Sale	Continuing Operations	
Accrued benefit obligation				
Balance at beginning of year	$ 3,807	$ 392	$ 3,415	$ 3,556
Current service cost	53	8	45	56
Interest cost	214	22	192	209
Benefits paid	(237)	(20)	(217)	(212)
Actuarial losses	419	47	372	245
Plan curtailments	(10)	(10)	–	(1)
Plan amendments	13	12	1	1
Divestitures	(46)	(45)	(1)	(37)
Settlements	–	–	–	(14)
Other	(2)	(1)	(1)	4
Balance at end of year	4,211	405	3,806	3,807
Plan assets				
Fair value at beginning of year	2,932	332	2,600	2,804
Actual return on plan assets	411	36	375	313
Administrative expenses paid	–	–	–	(9)
Employer contributions	128	30	98	85
Benefits paid	(237)	(20)	(217)	(212)
Divestitures	(53)	(52)	(1)	(37)
Settlements	(1)	–	(1)	(14)
Other	(2)	(1)	(1)	2
Fair value at end of year	3,178	325	2,853	2,932
Funded status – plan deficit	(1,033)	(80)	(953)	(875)
Unamortized net actuarial loss	976	99	877	858
Unamortized past service costs	188	–	188	231
Accrued benefit asset	131	19	112	214
Valuation allowance	–	–	–	(1)
Accrued benefit asset net of valuation allowance	$ 131	$ 19	$ 112	$ 213

Other Benefit Plans

At December 31 (in millions)	2005 Total	2005 Held for Sale	2005 Continuing Operations	2004
Accrued benefit obligation				
Balance at beginning of year	$ 1,362	$ 150	$ 1,212	1,264
Current service cost	15	4	11	16
Interest cost	77	8	69	76
Benefits paid	(62)	(4)	(58)	(60)
Actuarial losses	160	21	139	77
Plan amendments	1	1	–	(8)
Divestitures	(24)	(24)	–	–
Other	3	–	3	(3)
Balance at end of year	1,532	156	1,376	1,362
Plan assets				
Fair value at beginning of year	11	–	11	10
Actual return on plan assets	1	–	1	1
Employer contributions	2	–	2	2
Benefits paid	(1)	–	(1)	(1)
Other	(1)	–	(1)	(1)
Fair value at end of year	12	–	12	11
Funded status – plan deficit	(1,520)	(156)	(1,364)	(1,351)
Unamortized net actuarial loss	523	47	476	386
Unamortized past service costs	(6)	–	(6)	(4)
Accrued benefit liability	(1,003)	(109)	(894)	(969)
Valuation allowance	–	–	–	–
Accrued benefit liability net of valuation allowance	$ (1,003)	$ (109)	$ (894)	$ (969)

The accrued benefit asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

At December 31 (in millions)	2005 Total	2005 Held for Sale*	2005 Continuing Operations	2004
Deferred pension cost	$ 131	$ 19	$ 112	$ 213
Employee future benefits liability – current	(64)	(4)	(60)	(62)
Employee future benefits liability – non-current	(939)	(105)	(834)	(907)
Total employee future benefits liability	$ (1,003)	$ (109)	$ (894)	$ (969)

* Characterized as either current assets or current liabilities held for sale (Note 10) on the Consolidated Statement of Financial Position.

Included in the above accrued benefit obligation and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

Pension Benefit Plans

At December 31 (in millions)	Total	Held for Sale	2005 Continuing Operations	2004
Accrued benefit obligation	$ 4,211	$ 405	$ 3,806	$ 3,700
Fair value of plan assets	3,178	325	2,853	2,821
Funded status – plan deficit	$ (1,033)	$ (80)	$ (953)	$ (879)

Other Benefit Plans

At December 31 (in millions)	Total	Held for Sale	2005 Continuing Operations	2004
Accrued benefit obligation	$ 1,532	$ 156	$ 1,376	$ 1,362
Fair value of plan assets	12	–	12	11
Funded status – plan deficit	$ (1,520)	$ (156)	$ (1,364)	$ (1,351)

Plan Assets

The Corporation's weighted average pension plan asset allocation at December 31 is as follows:

Percentage of plan assets	2005*	2004
Asset category		
Equity investments	53%	52%
Debt investments	43%	44%
Other	4%	4%
Total	100%	100%

* Related to continuing operations only.

Net benefit plan cost

Elements of defined benefit costs recognized in the year:

Pension Benefit Plans

Years ended December 31 (in millions)	2005 Total	2005 Discontinued Operations	2005 Continuing Operations	2004
Current service cost	$ 53	$ 8	$ 45	$ 56
Interest cost	214	22	192	209
Net actual return on plan assets	(411)	(36)	(375)	(304)
Actuarial losses on the accrued benefit obligation in the year	419	47	372	245
Cost of plan amendments in the year	13	12	1	1
Curtailments	33	33	–	–
Settlements	16	16	–	1
Ontario Pension Benefit Guarantee Fund	16	–	16	10
Other	–	–	–	–
Employee future benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	353	102	251	218
Adjustments to recognize the long-term nature of employee future benefit costs:				
Difference between expected return and actual return on plan assets for the year	206	13[a]	193[a]	104
Difference between actuarial gain (loss) recognized for the year and actual actuarial gain (loss) on accrued benefit obligation for the year	(351)	(41)[b]	(310)[b]	(192)
Difference between amortization of past service costs for the year and actual plan amendments for the year	11	(10)[c]	21[c]	23
Valuation allowance	(1)	–	(1)	1
Net benefit costs recognized	$ 218	$ 64	$ 154	$ 154

(a) Continuing operations: expected return on plan assets of $182 million minus actual return on plan assets $375 million equals deferral of return on plan assets of $193 million.
Discontinued operations: expected return on plan assets of $23 million minus actual return on plan assets $36 million equals deferral of return on plan assets of $13 million.

(b) Continuing operations: loss recognized in the year of $62 million minus actuarial loss on accrued benefit obligation in the year of $372 million equals deferral of actuarial loss of $310 million.
Discontinued operations: loss recognized in the year of $6 million minus actuarial loss on accrued benefit obligation in the year of $47 million equals deferral of actuarial loss of $41 million.

(c) Continuing operations: amortization of past service costs for the year of $22 million minus actual plan amendments in the year of $1 million equals recognition of past service costs of $21 million.
Discontinued operations: amortization of past service costs for the year of $2 million minus actual plan amendments in the year of $12 million equals deferral of past service costs of $10 million.

Other Benefit Plans

	2005			2004
Years ended December 31 (in millions)	Total	Discontinued Operations	Continuing Operations	
Current service cost	$ 15	$ 4	$ 11	$ 16
Interest cost	77	8	69	76
Net actual return on plan assets	(1)	–	(1)	(1)
Actuarial losses on the accrued benefit obligation in the year	160	21	139	77
Cost of plan amendments in the year	1	1	–	(8)
Curtailments	4	4	–	–
Settlements	8	8	–	–
Employee future benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	264	46	218	160
Adjustments to recognize the long-term nature of employee future benefit costs:				
Difference between expected return and actual return on plan assets for the year	–	–	–	–
Difference between actuarial gain (loss) recognized for the year and actual actuarial gain (loss) on accrued benefit obligation for the year	(141)	(20)[a]	(121)[a]	(59)
Difference between amortization of past service costs for the year and actual plan amendments for the year	(2)	(1)	(1)	9
Valuation allowance	–	–	–	–
Net benefit costs recognized	$ 121	$ 25	$ 96	$ 110

(a) Continuing operations: loss recognized in the year of $18 million minus actuarial loss on accrued benefit obligation in the year of $139 million equals deferral of actuarial loss of $121 million.
Discontinued operations: loss recognized in the year of $1 million minus actuarial loss on accrued benefit obligation in the year of $21 million equals deferral of actuarial loss of $20 million.

Measurement and valuation

The measurement date for the Corporation's principal employee future benefit plans is December 31. Actuarial valuations on the Corporation's four principal pension plans for 2005 funding purposes were carried out on December 31, 2004. These plans are subject to a valuation review every year. Actuarial valuations for the plans of subsidiaries are generally required every three years. Actuarial valuations for funding purposes were required at December 31, 2005, for the four principal plans (Stelco Inc. and Stelco Lake Erie hourly rated and salaried) and for some plans of the subsidiaries.

As required under fresh start accounting, a re-measurement will be required on the Plan Implementation Date and will apply to all plans, including the elimination of all actuarial losses and past service costs that were deferred immediately prior to the Plan Implementation Date. The subsequent annual reporting will continue to be on a calendar year basis commencing December 31, 2006.

Significant assumptions

The significant actuarial assumptions adopted are as follows (weighted average):
Accrued benefit obligation as of December 31:

	2005*		2004	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Discount rate	5.00%	5.00%	5.75%	5.96%
Expected long-term rate of return on plan assets	7.00%	8.50%	7.50%	8.50%
Estimated rate of compensation increase	4.00%	4.00%	4.00%	4.00%

Benefit costs for years ended December 31:

	2005*		2004	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Discount rate	5.75%	5.96%	6.00%	6.21%
Expected long-term rate of return on plan assets	7.50%	8.50%	7.50%	8.40%
Estimated rate of compensation increase	4.00%	4.00%	4.00%	4.00%

Assumed health care cost trend rates at December 31:

	2005*	2004
Initial health care cost trend rate	8.10%	8.00%
Cost trend rate declines to	4.50%	4.50%
Year that the rate reaches the rate it is assumed to remain at	2014	2013

* Reflects significant assumptions pertaining to continuing operations only.

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans (included in Other benefit plans). A one-percentage-point change in the assumed health care cost trend rates for continuing operation plans would have the following effects for 2005:

(in millions) Increase (decrease)	One percentage point increase	One percentage point decrease
Total of service and interest cost	$ 13	$ (11)
Accrued benefit obligation	$ 202	$ (164)

Pension assumptions

Pension benefit obligations and the related effects on operations are calculated using actuarial models. In 2005, four critical assumptions – the discount rate, the retirement age, mortality, and expected return on assets – were important elements affecting plan cost and asset/liability measurement. Management evaluates three of these critical assumptions at least annually. Other assumptions involving demographic factors, such as mortality, are evaluated periodically and are updated to reflect expected future experience giving consideration to actual past experience. Actual results in any year will differ from assumptions.

Upon implementation of the CCAA Plan, the Corporation will review and update a number of the assumptions used to calculate employee future benefit obligations as required under fresh start accounting.

Note 23. Earnings (Loss) per Common Share

Interest on the convertible debentures is recorded in the Consolidated Statement of Earnings (Loss) as interest on long-term debt and debt subject to compromise. This amount, net of tax, is added back to net earnings (loss) from continuing operations and net earnings (loss) in order to calculate fully diluted earnings (loss) from continuing operations and fully diluted earnings (loss) per common share. Fully diluted earnings (loss) per common share is calculated by applying the treasury stock method for the potential exercise of stock options, and assuming the dilutive effect of the conversion of all outstanding convertible debentures at the $4.50 per share conversion price applicable to these debentures.

($ in millions)	2005	2004
		Restated (Note 3 and 10)
Basic net earnings (loss) from continuing operations	$ (9)	$ 34
Convertible debentures – interest expense net of tax	6	6
Fully diluted net earnings (loss) from continuing operations	$ (3)	$ 40
Basic net earnings (loss)	(73)	64
Convertible debentures – interest expense net of tax	6	6
Fully diluted net earnings (loss)	$ (67)	$ 70
Weighted average number of common shares outstanding – basic	102,249,198	102,249,200
Incremental number of common shares assumed to be issued on the exercise of stock options	37,234	–
Common shares issued on the assumed conversion of convertible	20,000,000	20,000,000
Weighted average number of common shares outstanding – fully diluted	122,286,432	122,249,200
Options to purchase common shares not included in the above calculation*	4,745,013	5,131,352

* Exercise prices were greater than the average market price of the common shares during the periods.

In 2005, a basic net loss from continuing operations and a basic net loss were incurred, therefore options and convertible debentures related information have not been used to calculate fully diluted earnings per share from continuing operation and fully diluted earnings per share as both are anti-dilutive.

Note 24. Financial Instruments

Interest rate risk
The Corporation did not enter into any interest rate swap agreements during 2005 or 2004. As at December 31, 2005 or 2004, there were no interest rate swap agreements in place.

Foreign exchange risk
No foreign exchange contracts with arm's length counterparties were entered into in 2005 or 2004. Accordingly, none were outstanding as at December 31, 2005 or 2004.

Concentration of credit risk
The Corporation does not have significant exposure to any individual customer or counterparties. The major markets for the Corporation's products are the automotive sector, steel service centres, the construction industry, various industries that utilize pipe and tube products, and wire and wire products. Except in a few situations where the risk warrants it, the Corporation does not require collateral on trade receivables. The Corporation reviews its customers' credit histories before extending credit and conducts regular reviews of its existing customers' credit performances. Overall, credit risk related to the Corporation's trade receivables is limited due to the large number of customers in differing industries and geographical areas.

Fair values
The estimated fair value of the Corporation's long-term debt, including the portion due within one year and liabilities subject to compromise, is not reasonably determinable given the current status of the Corporation while under creditor protection (see Note 17). The carrying value of other financial instruments approximates fair value due to the short maturities or the terms and conditions attached to these instruments.

Note 25. Segmented Information

Discontinued Operations
Due to the restructuring of the Corporation's business, the operations of the Mini-mill segment (AltaSteel, Norambar, Genalta, and Fers et Métaux) and the Manufactured Products segment (Stelwire, Stelpipe, Stelfil, Camrose Pipe, MOLY-COP, and Welland Pipe) are discontinued and have been sold in whole or in part, or a sale is pending. Information relating to these businesses is contained in Note 10 – Discontinued Operations and is not disclosed below due to the related retroactive restatement of the consolidated financial statements.

Continuing Operations
The continuing operations of the Corporation, the Integrated Steel Segment, operate primarily within the North American market, as a group of businesses producing and marketing a wide range of steel products. Businesses in this segment produce raw materials (iron ore) and manufacture and sell slabs, hot rolled, cold rolled, and coated sheet, and bar. Intersegment sales are recorded at market value.

The following provides segmented information pertaining to the Integrated Steel Segment where the information cannot otherwise be found directly in the consolidated financial statements:

($ millions)	2005	2004
		(Restated - Note 3)
Net sales – trade	2,671	2,784
Intersegment sales	(118)	(226)
Net Sales	$ 2,553	$ 2,558
Shipments – trade (thousands of net tons)	3,601	3,972
Intersegment shipments	(156)	(337)
Shipments	3,445	3,635
Geographic segments		
Net sales		
Canada	2,257	2,318
United States	279	218
Other	17	22
Net sales	$ 2,553	$ 2,558
Capital assets – net		
Canada	947	899
United States	57	57
Capital assets – net	$ 1,004	$ 956

Note 26. Comparative Figures

As a result of the accounting involved with the non-core asset sales process in 2005, the consolidated statement of financial position is not directly comparable with that of the prior year. Reference should be made to Note 10 – Discontinued Operations for additional information.

Eleven-Year Summary

(Under Creditor Protection as of January 29, 2004 – Note 1)

($ in millions, except as indicated*)		2005	2004[1][2]	2003[3]	2002	2001
Operations (thousands of net tons)						
Production of semi-finished steel		3,931	4,474	5,135	5,149	4,959
Steel shipments		3,445	3,635	4,902	4,653	4,690
Income and expense[5][7]						
Net sales	$	2,553	2,558	2,740	2,755	2,561
Costs	$	2,370	2,292	2,834	2,576	2,593
	$	183	266	(94)	179	(32)
Write-down of plate mill assets/(gain) on sale of plate mill assets	$	(20)	–	–	87	–
Write-down of fixed assets	$	–	–	–	–	–
Amortization of property, plant, and equipment	$	108	105	132	138	132
Amortization of intangible assets	$	3	3	1	–	–
Operating earnings (loss)	$	92	158	(314)	41	(164)
Reorganization items	$	76	53	–	–	–
Financial expense						
Interest on long-term debt	$	42	44	40	43	49
Other interest (income) expense – net	$	13	20	12	5	4
Earnings (loss) from continuing operations before income taxes	$	(39)	41	(366)	(7)	(217)
Income taxes – recovery (expense)	$	14	(15)	113	10	39
Future income tax asset valuation (allowance) release	$	(16)	8	(304)	–	–
Earnings (loss) from continuing operations	$	(9)	34	(557)	3	(178)
Net earnings (loss) from discontinued operations	$	(64)	30	–	–	–
Net earnings (loss)	$	(73)	64	(564)	1	(178)
Earnings (loss) per common share from continuing operations	*$	(0.09)	0.33	(5.56)	(0.07)	(1.74)
Earnings (loss) per common share[4][6]	*$	(0.71)	0.63	(5.62)	(0.09)	(1.74)
– Fully diluted	*$	(0.71)	0.57	(5.62)	(0.09)	(1.74)
Financial position[5][7]						
Cash, restricted cash, and cash equivalents	$	42	43	23	67	41
Assets held for sale	$	360	–	–	–	–
Other current assets	$	1,128	1,367	978	1,234	1,060
Total current assets	$	1,530	1,410	1,001	1,301	1,101
Bank indebtedness	$	191	216	215	145	76
Liabilities held for sale	$	215	–	–	–	–
Other current liabilities	$	323	399	433	556	587
Total current liabilities	$	729	615	648	701	663
Working capital	$	801	795	353	600	438
Property, plant, and equipment (net)	$	932	999	1,095	1,291	1,299
Intangible assets (net)	$	72	66	61	38	13
Other non-current assets	$	145	243	289	351	415
Total investment	$	1,149	2,103	1,798	2,280	2,165
Long-term debt	$	20	49	395	419	456
Other non-current liabilities	$	941	1,039	962	845	892
Liabilities subject to compromise	$	630	583	–	–	–
Shareholders' equity	$	359	432	441	1,016	817
Convertible debentures	$	–	–	97	92	–
Convertible debentures conversion option	$	23	23	–	–	–
Preferred shareholders' equity	$	–	–	–	–	–
Common shareholders' equity	$	320	409	344	924	817
Shareholders' equity	$	359	432	441	1,016	817
Common shareholders' equity per common share[12]	*$	3.51	4.00	3.37	9.03	7.99
Cash flows[8]						
Net cash provided by (used for):						
Operating activities	$	167	110	(21)	(10)	69
Investing activities						
Expenditures for capital assets	$	(154)	(44)	(33)	(48)	(73)
Proceeds from sale of assets	$	32	4	–	–	21
Other investment activities (net)	$	–	(10)	–	8	–
Discontinued operations	$	(15)	(9)	–	–	–
Financing activities						
Increase (reduction) in bank indebtedness	$	5	(14)	70	69	33
Net proceeds from issue of long-term debt	$	–	–	–	11	19
Reduction of long-term debt	$	(17)	(11)	(52)	(87)	(70)
Net proceeds from issue of convertible debentures	$	–	–	–	87	
Purchase or redemption of preferred shares	$	–	–	–	–	–
Net proceeds from issue of common shares	$	–	–	–	–	–
Purchase of common shares	$	–	–	–	–	–
Interest paid on convertible debentures	$	–	–	(8)	(4)	
Cash dividends paid	$	–	–	–	(3)	(12)
Discontinued operations	$	(10)	(6)	–	–	–
Net increase (decrease) in Cash and cash equivalents	$	8	20	(44)	26	(4)
Cash and cash equivalents at end of year	$	51	43	23	67	41
Other data						
Return on average capital employed[9]	%	see 13.	see 13.	(26.5)	1.1	(6.7)
Return on average common shareholders equity[10]	%	see 13.	see 13.	(88.3)	0.1	(19.7)
Long-term debt/equity – % of total capital		see 13.	see 13.	32/68	39/61	37/63
Dividends declared – preferred[11]	$	–	–	–	–	–
Dividends declared – common	$	–	–	–	–	–
Per common share	*$	–	–	–	–	–
Common shares outstanding at year-end (millions)		102.2	102.2	102.2	102.2	102.2
Average number of employees including joint ventures[7][8]		7,965	8,536	9,143	9,749	10,096
Number of pensioners at year-end		13,624	13,376	12,820	12,803	12,276
Pensions paid during the year	$	217	212	195	181	167

2000	1999	1998	1997	1996	1995
5,594	5,217	5,256	5,108	5,009	4,970
4,684	4,862	4,607	4,818	4,577	4,380
2,837	3,101	3,168	3,149	2,941	2,926
2,638	2,765	2,824	2,760	2,638	2,521
199	336	344	389	303	405
–	–	–	–	–	–
–	–	–	–	–	–
149	142	135	129	132	130
–	– –	–	–	–	–
50	194	209	260	171	27
–	–	–	–	–	–
55	57	50	43	46	63
(7)	(13)	(12)	(7)	(6)	(13)
2	150	171	224	131	224
2	(43)	(52)	(87)	(52)	(68)
–	–	–	–	–	–
4	107	119	137	79	156
–	–	–	–	–	–
4	107	119	137	79	156
0.04	0.97	1.04	1.17	0.63	1.35
0.04	0.97	1.04	1.17	0.63	1.35
0.04	0.95	1.03	1.14	N/A	N/A
45	176	147	322	165	190
–	–	–	–	–	–
1,192	1,147	1,186	1,086	1,021	1,000
1,237	1,323	1,333	1,408	1,186	1,190
43	6	13	22	17	67
–	–	–	–	–	–
571	614	678	607	549	548
614	620	691	629	566	615
623	703	642	779	620	575
1,384	1,386	1,309	1,236	1,129	1,223
347	201	191	189	173	121
2,354	2,290	2,142	2,204	1,922	1,919
508	576	474	486	393	457
851	258	229	264	203	198
–	–	–	–	–	–
995	1,456	1,439	1,454	1,326	1,264
–	–	–	–	–	–
–	–	–	–	–	–
–	–	67	166	167	172
995	1,456	1,372	1,288	1,159	1,092
995	1,456	1,439	1,454	1,326	1,264
9.73	13.80	12.95	12.00	11.02	10.39
75	224	171	291	191	266
(148)	(222)	(212)	(252)	(53)	(79)
–	–	–	5	21	5
6	20	20	17	(62)	–
–	–	–	–	–	–
37	(7)	(9)			
1	168	957	153	11	80
(64)	(64)	(67)	(57)	(65)	(207)
–	(67)	(98)	–	(6)	(6)
–	3	2	14	1	1
(26)	(8)	(17)	–	–	–
(18)	(22)	(19)	(13)	(48)	(17)
–	–	–	–	–	–
(131)	29	(175)	152	25	12
45	176	147	300	148	123
1.5	6.2	6.8	7.8	5.5	10.2
0.3	7.3	8.4	10.2	5.9	13.9
31/69	27/73	27/73	25/75	28/72	35/65
–	4	7	13	13	47
12	13	13	9	–	–
0.12	0.12	0.12	0.09	–	–
102.2	105.5	105.9	107.3	105.2	105.1
10,811	11,133	11,670	11,732	12,076	12,356
12,134	12,019	11,788	11,993	11,961	11,800
156	145	141	147	142	141

1. Restated to reflect businesses discontinued in 2005 as discontinued operations. Years prior to 2004 were not restated.
2. Effective January 1, 2005, the Corporation adopted a change in accounting policy for Financial instruments (see Note 3). Years prior to 2004 were not restated.
3. Financial information for 2003 was restated for the change in accounting for Asset Retirement Obligations. Years prior to 2003 were not restated.
4. Data for 2002 was restated for the change in accounting policy regarding blast furnace relines and the closure of Welland Pipe Ltd. (see Notes 2 and 10). Years prior to 2002 were not restated.
5. Effective January 1, 2001, the Corporation adopted the Accounting Standard concerning Earnings per share (see Note 25). The new standard is applied to 2000 and subsequent years only. Years prior to 2000 were not restated.
6. Effective January 1, 2000, the Corporation adopted the Accounting Standards concerning Employee future benefits and Income taxes (see Notes 24 and 11). The new standards were applied retroactively without restatement of prior years.
7. Effective January 1, 1999, the calculation of Cash and cash equivalents excludes Bank indebtedness. 1998 figures have been restated. Years prior to 1998 were not restated.
8. Effective January 1, 1995, Accounting Standards require that the Corporation proportionately consolidate all joint venture investments. 1994 figures were restated to conform with this standard.
9. The average number of employees of Stelco Inc., its wholly owned business units, and wholly owned subsidiaries was 11,437 in 1995, 11,141 in 1996, 10,763 in 1997, 10,649 in 1998, 10,193 in 1999, 9,922 in 2000, 9,278 in 2001, 8,890 in 2002, 8,399 in 2003, 7,798 in 2004, and 7,189 in 2005.
10. After adding back interest on long-term debt (net of tax) to net earnings (loss).
11. After preferred dividends.
12. Preferred dividends declared in 1995 include payments of arrears.
13. While the Corporation is under CCAA protection, these calculations do not provide meaningful information.

Board of Directors

The Stelco Board of Directors consists of seven members including one full time employee of the Company. The Board met 63 times during 2005, and met several more times informally for briefing sessions.

Richard Drouin
Chair of the Board, Stelco Inc.
Chairman of the Board
Abitibi Consolidated Inc.
Age 73, director since 1996

John E. Caldwell
President and Chief Executive Officer
SMTC Corporation
Age 56, director since 1997

William P. Cooper
President and Chief Executive Officer
Cooper Construction
Age 66, director since 1989

Gary J. Lukassen
Corporate Director
Age 62, director since 2002

Douglas W. Mahaffy
President and Chief Executive Officer
McLean Budden Limited
Age 61, director since 1993

The Honourable Barbara J. McDougall
Consultant and Advisor
Aird & Berlis LLP
Age 67, director since 1999

Courtney Pratt
President and Chief Executive Officer
Stelco Inc.
Age 59, director since 2002

Officers and Executives

Richard Drouin
Chairman of the Board

Courtney Pratt
President and
Chief Executive Officer

Colin Osborne
Chief Operating Officer and
Executive Vice President, Strategy

William E. Vaughan
Senior Vice President, Finance and
Chief Financial Officer

Thomas E. Witter
Chief Commercial Officer

G. Blair Cowper-Smith
Corporate Secretary

Jack E. DiCosimo
Vice President, Operations
Stelco Hamilton

Bruce N. Futterer
Vice President and General Counsel

Timothy F. Huxley
Vice President, Corporate Affairs

Helen Reeves
Vice President, Corporate
Communications and Public Affairs

Louis J. Vesprini
Chief Information Officer

Board Committees

The Board has six committees, five of which are ongoing: Audit Committee; Corporate Governance Committee; Pension Committee; Health, Safety and Environment Committee; Human Resources and Compensation Committee. In addition, the Board appointed a Board Restructuring Committee early in 2004. Each Committee has its own mandate and charter. Following is a summary of each committee mandate and its members (all of which consist of independent board members), including the number of meetings held in 2005.

Audit Committee

The Committee oversees the financial affairs of the Corporation, including the control environment within which effective financial reporting occurs. The Committee reviews all financial disclosure documents and business performance guidance and the public disclosure of such information. It reviews and makes recommendations related to the appropriateness of the Corporation's accounting principles and practices. The Committee is also responsible for the assessment and appointment of an independent auditor. The complete Audit Committee Charter is published in the 2005 Annual Information Form. The Committee met 12 times during 2005.

Members:

John E. Caldwell, Chair
William P. Cooper
Gary J. Lukassen
Richard Drouin, Ex officio

Corporate Governance Committee

The Committee reviews, makes recommendations and provides oversight on material issues, policies, practices, and external developments affecting the effectiveness and the performance of the Board of Directors. The Committee provides oversight on Board effectiveness in context of corporate objectives, management performance, and the expectations of key stakeholders. Among its chief responsibilities is to review, recommend and modify policies with respect to the composition, compensation, education and performance guidelines of the Board of Directors. The Committee met four times during 2005.

Members:

Richard Drouin, Chair
John E. Caldwell
Douglas W. Mahaffy

Pension Committee

The Committee is accountable to the Board of Directors for ensuring that the necessary policies, practices, systems and personnel are in place within the Corporation (or through duly appointed agents) to carry out the effective administration of the Corporation's Retirement and Pension Plans. The Committee has the authority to delegate responsibilities and appoint members to a pension advisory committee of management representatives for the purpose of operationalizing actions and decisions compliant with Committee recommendations approved by the Board of Directors. The Committee met twice during 2005.

Members:

Gary J. Lukassen, Chair
John E. Caldwell
The Honourable Barbara J. McDougall
Richard Drouin, Ex officio

Health, Safety and Environment (HS&E) Committee

The Committee oversees the practices, programs and systems followed by the Corporation with respect to health, safety and environmental matters. This oversight empowers the Committee to satisfy itself that the Corporation is compliant with applicable HS&E legislation in the various jurisdictions in which it conducts business. Furthermore, the Committee is accountable for reporting and making recommendations to the Board on any material issue – ethical, social, political, financial – that could affect the Corporation's stewardship and reputation on HS&E issues. The Committee met once in 2005.

Members:

William P. Cooper, Chair
Richard Drouin
Douglas W. Mahaffy
The Honourable Barbara J. McDougall

Board Committees

Human Resources and Compensation Committee

The Committee is responsible for developing, maintaining and modifying policies and practices that support and provide oversight to succession planning and compensation for senior management, including the chief executive officer. The areas of oversight responsibility include senior executive recruitment, development and retention. Under its charter, the Committee is empowered to make recommendations to the Board of Directors for policies aimed at strengthening the Corporation's human resources and compensation practices. The Committee met eight times in 2005.

Members:
William P. Cooper, Chair
Richard Drouin
Douglas W. Mahaffy
The Honourable Barbara J. McDougall

Board Restructuring Committee

The Committee is responsible for leadership and oversight of the Corporation's efforts to restructure its businesses, including the development and implementation of strategic and reorganization plan and related cost reduction initiatives, divestitures and stakeholder negotiations. In fulfilling its responsibilities, the Committee reviews strategic, financial and market analyses concerning activities aimed at improving the Corporation's competitiveness and long-term viability. Additionally, the Committee is empowered to review corporate contingency plans such as those enabling the Corporation to seek creditor protection in conjunction with other restructuring activities. The Board Restructuring Committee met 19 times in 2005.

Members:
John E. Caldwell, Chair
Richard Drouin
Gary J. Lukassen

Board of Directors – April 2006

Upon the Company's emergence from its court-approved *Companies' Creditors Arrangement Act* restructuring plan the new Board of Directors, as listed below, will become effective in April 2006.

Courtney Pratt
Chair of the Board

Dennis Belcher
Corporate Director

Laurie Bennett, CA
Corporate Director

Steve Cohn
Managing Director
Alvarez & Marsal, LLC

Pierre Dupuis
Corporate Director

Peter Gordon
Managing Partner
Tricap Management Limited

John Lacey
Chairman
The Alderwoods Group Inc.

Cyrus Madon
Managing Partner
Tricap Management Limited

Tony Molluso
President and CEO
Concert Industries

Corporate Directory

Corporate office

Stelco Inc.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Tel: (905) 528-2511
Fax: (905) 308-7002
Internet address:
www.stelco.com
Courier address:
386 Wilcox Street
Hamilton, Ontario L8L 8K5

Stelco Integrated Steel Business

Stelco Hamilton
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Jack E. DiCosimo
Vice President – Operations
Tel: (905) 527-8335
Fax: (905) 308-7012

Stelco Lake Erie
General Delivery
Nanticoke, Ontario N0A 1L0
Peter K. Knocke
General Operations Manager
Tel: (519) 587-4541
Fax: (519) 587-7705

Stelco USA, Inc.
850 Stephenson Highway
Suite 201
Troy, Michigan
U.S.A. 48083
Lincoln S. Simpson
Vice President and
General Manager
Tel: (248) 585-9580
Fax: (248) 585-9587

Ontario Hibbing Company, Minnesota
Ontario Tilden Company, Michigan
Stelco Holding Company, Delaware
Stelco Coal Company, Pennsylvania

Other offices

Quebec Sales Office
650 rue de Montbrun
Bureau 203
Boucherville, Quebec J4B 8G9
Tel: (450) 641-0767
Fax: (450) 641-6584

Windsor Sales Office
4520 Rhodes Drive, Unit 100
Windsor, Ontario N8W 5C2
Tel: (519) 251-1050
Fax: (519) 251-1650

Joint ventures

Iron Ore	*% owned*
Wabush Mines, NL & PQ	44.6
Hibbing Development Company, MN	24.1
Tilden Mining Company L.C., MI	15.0
Ontario Iron Company, MN	10.0
Hibbing Taconite Company, MN	6.7

Other	*% owned*
Z-Line Company, ON	60.0
Baycoat, ON	50.0
D.C. Chrome Limited, ON	50.0
Arnaud Railway Company, PQ	44.6
Wabush Lake Railway Company, Limited, NL	44.6

	% owned
Knoll Lake Minerals Limited, NL	26.0
Northern Land Company Limited, NL	22.3
Twin Falls Power Corporation Limited, NL	7.6

Investor Information

Shares

The Series A and Series B Convertible Common Shares were listed on the Toronto Stock Exchange. The rights and privileges of each class of shares are set out in the notes to the consolidated financial statements in this Annual Report. The Series A and Series B Convertible Common Shares were delisted on March 10, 2006.

At December 31, 2005, there were 6,742 registered holders of common shares. Approximately 96% of the Corporation's issued common shares were held by shareholders with Canadian addresses.

Series A common shares

		Quarter 1		Quarter 2		Quarter 3		Quarter 4	
		2005	2004	2005	2004	2005	2004	2005	2004
High	$	4.48	2.60	3.74	0.75	1.07	1.50	0.29	2.55
Low	$	1.83	0.59	0.95	0.45	0.10	0.55	0.11	0.85
Trading volume (in millions)		105	121	62	28	127	78	169	162

Dividends

Dividends on common shares were last paid on February 1, 2001.

Transfer agent

Until delisting on March 10, 2006, the Series A and Series B Convertible Common Shares were transferable through the Corporation's Transfer Agent, CIBC Mellon Trust Company, at their offices in Toronto, Montreal, and Vancouver.

Corporate Information

Corporate Address
Stelco Inc.
386 Wilcox Street
P.O. Box 2030
Hamilton, Ontario
Canada L8N 3T1
www.stelco.com

Contact Information

General Inquiries
For general inquiries, contact:
info@stelco.ca

Media, Investor and Shareholder Inquiries
For inquiries, contact:
Helen Reeves
Phone: (905) 528-2511, x 2702 or
(416) 367-1450, x 2702
helen.reeves@stelco.ca

Restructuring Information
For restructuring information, including all court documents, news releases, etc., please refer to our web site: www.stelco.com

Information contained in or otherwise accessible through our web site or any other web site referred to herein does not form part of this Report.

All figures are in Canadian dollars unless otherwise stated.

stelco

Stelco Inc. P.O. Box 2030, Hamilton Ontario, Canada L8N 3T1
www.stelco.com

McCarthy Tétrault LLP
Box 48, Suite 4700
Toronto Dominion Bank Tower
Toronto ON M5K 1E6
Canada
Telephone: 416 362-1812

McCarthy Tétrault

Memorandum

April 27, 2007

To: Melanie Manning and Jonathan Grant

From: Karen R. Bock

c: Catherine Fagnan

Re: Bank of Nova Scotia—Project Crystal

<u>Review of Template Financial Advisor Agreements</u>

I have reviewed the following documents:

(i) Template Financial Advisor Agreement for MFDAs (identified on the Berkshire – TWC Financial Group Publications List as Document 4.01.02) (the "MFDA Advisor Agreement"); and

(ii) Template Financial Advisor Agreement for IDAs (identified on the Berkshire – TWC Financial Group Publications List as Document 4.01.03) (the "IDA Advisor Agreement").

For purposes of this review, I have assumed that the template agreements accurately represent the actual relationship between Berkshire Securities ("Berkshire") and their "franchised" MFDA and IDA advisors.

Based on my review of the MFDA Advisor Agreement and the IDA Advisor Agreement, I have the following concerns:

1. There is a risk that MFDA Advisors and IDA Advisors could be employees of Berkshire under applicable employment statutes and common law.

2. There is a smaller risk that the support staff employed by the MFDA Advisors and IDA Advisors could be employees of Berkshire under applicable employment statutes and common law.

Given the present level of our knowledge about the actual relationships between Berkshire and the MFDA and IDA Advisors, it is not possible at this time to estimate the magnitude of these risks.

I deal with each of these concerns in more detail below.

1. Could MFDA and IDA Advisors be "employees" of Berkshire?

From my review of the MFDA and IDA Advisor Agreements, it appears that the intent is to establish a franchisor/franchisee-like relationship between Berkshire and the MFDA and IDA Advisors. A franchise has been defined as essentially the grant of a right to operate a business, which business involves the use of the franchisor's trade mark or trade name and some substantial control of the franchisee's operation of the business by the franchisor.

In most cases, a franchisee is not the employee of the franchisor for purposes of employment statutes or the common law. Thus, for instance, the franchisor is not required to withhold and remit income taxes, CPP and EI contributions from the franchisee's earnings, and is not liable to provide statutory termination pay or notice, statutory severance pay, common law notice, etc. to the franchisee on termination of the franchise relationship.

However, franchisees have on occasion been held to be "employees" of their franchisors. The decisive factors or indeces considered by a court or tribunal appear to include:

(a) whether the franchisor exercises a high degree of control over substantially all aspects of business operations, such as opening hours, maintenance of the premises, advertising, insurance, purchasing, banking, overtime assignment; hiring, supervision and termination of employees;

(b) whether the franchisee has the "chance of profit" and "risk of loss" associated with the business;

(c) whether the franchisor retains ownership of the premises and merchandise;

(d) whether the franchisor determines the quantity, price and kind of merchandise to stock/sell;

(e) whether the franchise agreement can be terminated on relatively short notice or at the discretion of the franchisor;

(f) whether the franchisor is committed to working relatively long hours in the franchise operation and is prohibited from working elsewhere.

The fact that the franchisee may have employees of its own is not necessarily decisive. Indeed, where a franchisee is found to be an employee of the franchisor, the employees of the franchisee may also be found to be employees of the franchisor.

Based on my review of the MFDA and IDA Agreements, the following are some of the elements of the Agreements which provide support for the position that the Advisors are **not** employees of Berkshire:

- MFDA and IDA Advisors are responsible for incurring the expenses necessary to earn commissions on the sale of financial products, and such

expenses include, but are not limited to, the Advisors' administrative staff and employees, rent, property and casualty insurance, office costs, computer hardware. etc.

- MFDA and IDA Advisors are free to arrange for support staff to assist them in their practices, and agree that such individuals are not employees of Berkshire. The Advisors are responsible for the hiring, supervision, performance appraisals and termination of the support staff, and all expenses related to staff terminations.

- Berkshire charges back to MFDA and IDA Advisors any amounts Berkshire is required to pay in respect of any claim, demand, threat, suit, action etc. brought by any of the Advisor's support staff or former staff.

- An MFDA Advisor's or an IDA Advisor's "payout" is determined by the gross commissions and revenues earned by the Advisor, and there is no minimum level of commissions or revenues set in the Agreement.

- MFDA and IDA Advisors have no authority to incur any liability or debt on the account of Berkshire or purchase any goods or services or enter into any contracts or leases in the name of Berkshire.

- Both MFDA and IDA Advisors assume full financial responsibility for debts which result from the Advisor taking or having received incorrect or unclear trading instructions from clients or others or which are the result of the Advisor not conveying clear and correct instructions to Berkshire or any affiliate. Advisors also assume full financial responsibility for any amounts owing by clients pursuant to the Rules in respect of that client's trades.

- IDA Advisors remain personally responsible and liable for payment of all their financial obligations.

- IDA Advisors appear to own their respective "book of business" and can sell or transfer it.

- Either the Advisors or Berkshire can terminate the respective Advisor Agreement on 30 days written notice.

- MFDA and IDA Advisors who leave Berkshire are permitted to take their own client files to their new dealer, unless the client requests otherwise. Berkshire also agrees that if the Advisor leaves Berkshire without seeking to harm Berkshire, Berkshire will not attempt to approach clients handled by the Advisor to leave their accounts with Berkshire.

Conversely, the following are some of the elements of the MFDA and IDA Advisor Agreements which provide support for the position that the MFDS and IDA Advisors **may be** employees of Berkshire:

- Berkshire sponsors the Advisors' registration with the governing Securities Commission and the MFDA/IDA.

- Both MFDA and IDA Advisors are required by securities legislation to devote their "full time and attention" to their practices as Berkshire advisors. It appears that securities legislation or regulation requires Berkshire to control other aspects of the Advisors' activities and the manner in which they run their business as well.

- Berkshire reserves the right, in its sole discretion, to reprimand, fine or suspend an IDA Advisor.

- Both MFDA and IDA Advisors agree that they will not provide, sell, offer for sale or advise any client in respect of any products or services which are not specifically authorized by Berkshire.

- Both MFDA and IDA Advisors agree not to accept any referral fees, etc. from any source in respect of business conducted by the Advisor through Berkshire without Berkshire's prior written consent.

- Berkshire is liable to clients and other third parties for the MFDA and IDA Advisors' acts and omissions relating to Berkshire business "as if [the Advisor] were an employee of Berkshire". **Note however**, that this appears to be a regulatory requirement, and the Advisors also agree to indemnify Berkshire for any claims made against Berkshire by reason of the Advisor's conduct or alleged conduct in carrying out his/her practice.

2. Could Advisors' support staff be "employees" of Berkshire?

The question of who is the "true" employer of an MDFA or IDA Advisor's support staff under applicable employment statutes or the common law will depend on factors including the following:

(a) which party exercises direction and control over the support staff;

(b) which party bears the burden of remuneration (ie payment of salary, benefits);

(c) which party hires the support staff;

(d) which party imposes discipline on the support staff;

(e) which party has the authority to dismiss the employees;

(f) whether there is an intention to create the relationship of employer and employees.

My review of the MFDA and IDA Advisor Agreements indicates that it is probably more likely than not that the Advisor's support staff would **not** be found to be employees of Berkshire. This conclusion would of course be subject to a further review of the actual relationships between Berkshire and its Advisors.

Pursuant to the MFDA and IDA Advisor Agreements, the MFDA and IDA Advisors are responsible for:

- deciding whether to hire support staff;
- hiring support staff;
- supervising support staff, including administration of performance appraisals;
- terminating support staff;
- complying with all legislation applicable to the relationship with support staff;
- all amounts which Berkshire is required to pay in respect of any claims brought by support staff or former support staff against Berkshire and/or the Advisor; and
- instructing Berkshire as to the Personal Payout to be calculated for a registered assistant;

The Agreements are silent with respect to who has liability to pay the support staff salary, which should provide support for the position that the Advisors have that responsibility.

On the other hand, Berkshire retains the right to require an MFDA or IDA Advisor to terminate their relationship with a support staff member if that staff member puts or may put Berkshire at legal or financial risk or may risk Berkshire's reputation. This is one indication that Berkshire has some control over the management of the support staff. In itself, however, it should not create an employment relationship between MFDA and IDA.

In addition, if an MFDA or IDA Advisor is found to be an employee of Berkshire, there is an enhanced possibility that the Advisor's support staff will also be found to be employees of Berkshire.

33

RECEIVED

ONTARIO
FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Stelco Inc.

Financial Year Ending, used in calculating the participation fee: December 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year **Series A Convertible Common Shares**		100,735,965	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	1.28	
Market value of class or series	=	$128,942	$128,942
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year **Series B Convertible Common Shares**		1,513,233	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	1.29	
Market value of class or series	=	$1,952	$1,952
			$130,894 (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):

	Carrying value	FV factor *	Fair value
10.4 % retractable debentures	$124,970	.97	$121,220
8% retractable debentures	$149,939	.97	$145,441
9.5% convertible debentures	$90,000	.255	$22,950

* Adjustment to market value at Dec. 31/2005 supplied by CIBC World Markets Inc.

$289,611 (B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares)
(A) + (B) = $420,505

Total fee payable in accordance with Appendix A of the Rule **$25,000**

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

Total Fee Payable x Number of entire months remaining in the issuer's financial year ________

2. **Class 2 Reporting Issuers (Other Canadian Issuers)**

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	______________
Contributed surplus	______________
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	______________
Long term debt (including the current portion)	______________
Capital leases (including the current portion)	______________
Minority or non-controlling interest	______________
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	______________
Any other item forming part of shareholders' equity and not set out specifically above	______________
Total Capitalization	______________
Total Fee payable pursuant to Appendix A of the Rule	______________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

$$\frac{\text{Total Fee Payable} \quad \times \quad \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ______________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ______________

3. **Class 3 Reporting Issuers (Foreign Issuers)**

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see *paragraph 2.7(a) of the Rule):*

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year		______________	
Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year.	X	______________	
Percentage of the class registered in the name of an Ontario person	X	______________	
(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer)	=		______________

Capitalization (add market value of all classes and series of securities) ______________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______________

Contributed surplus ______________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ______________

Long term debt (including the current portion) ______________

Capital leases (including the current portion) ______________

Minority or non-controlling interest ______________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ______________

Any other item forming part of shareholders' equity and not set out specifically above ______________

Percentage of the outstanding equity securities registered in the name of an Ontario person X ______________

Capitalization ______________

Total Fee payable pursuant to Appendix A of the Rule ______________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

$$\frac{\text{Total Fee Payable} \quad \times \quad \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ______________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______________

Notes and Instructions

1. This participation fee is payable by all reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manager does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posted for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") is dated March 24, 2006 and is in respect of the Consolidated Financial Statements of Stelco Inc. ("Stelco" or the "Corporation") for the year ended December 31, 2005. The purpose of Stelco's MD&A is to provide commentary on the Corporation's financial situation and future prospects, focusing on the Corporation's Integrated Steel segment. Stelco sold all of its Mini-mill and Manufactured Products segments by February 1, 2006 – see "Creditor Protection and Restructuring" below for additional comments. The Corporation prepares its consolidated financial statements (the "Consolidated Financial Statements") in accordance with Canadian generally accepted accounting principles ("GAAP"). The following MD&A should be read in conjunction with the Consolidated Financial Statements and the accompanying notes and the Third Amended and Restated Plan of Arrangement and Reorganization of Stelco and certain of its subsidiaries dated December 9, 2005 (the "CCAA Plan"). Additional information about Stelco is available in the Corporation's 2005 Annual Information Form, which can be accessed from SEDAR at www.sedar.com.

Forward-Looking Statements

This MD&A, including the documents incorporated by reference, contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include, but are not limited to: (A) factors relating to the CCAA Plan and the arrangement (the "CBCA Plan") under the Canada Business Corporation Act (the "CBCA") and the results expected to be achieved from the successful implementation of the CCAA Plan, including the expected CCAA Plan implementation date; the expectation that plan implementation will be achieved; and the completion of the reorganization of Stelco (the "CBCA Arrangement") into discrete business units to create maximum financial and operating flexibility and increased accountability; and (B) factors relating to the business, financial position, operations and prospects of Stelco, including (1) Stelco's strategies and plans; (2) labour matters related to Stelco's predominantly unionized workforce; (3) pension matters including the requirement to make solvency deficiency payments and the availability of a Section 5.1 Election with respect to such payments; (4) changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; (5) new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; (6) Stelco's energy and raw material costs; (7) the volatility of selling prices for steel; (8) international trade matters, including increases in steel imports into Canada; (9) employee matters, including the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; (10) development of new products; and (11) planned capital expenditures and tax payments. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: the ability of Stelco and its stakeholders to implement the CCAA Plan; Stelco's ability to meet the conditions to CCAA Plan implementation; exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Stelco's views as of any date subsequent to the date of this MD&A.

Creditor Protection and Restructuring

On January 29, 2004 (the "Filing Date"), Stelco Inc. and certain related entities filed for protection under the *Companies' Creditors Arrangement Act* ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice (the "Court") granting it creditor protection under CCAA. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Section 304 Proceedings"). The Canadian proceedings include Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and formerly held wholly owned subsidiary Stelwire Ltd. ("Stelwire") which are collectively referred to as the "Applicants". The U.S. Section 304 Proceedings include Stelco, Stelwire, and Stelpipe. The Corporation's other subsidiaries and joint ventures are not included in the expected proceedings. During the stay period, the Applicants were authorized to continue operations. Ernst & Young Inc. was appointed by the Court as monitor (the "Monitor") in the Canadian proceedings and has been reporting to the Court from time to time on the Applicants' cash flow and on other developments during the proceedings.

The Initial Order and the U.S. Section 304 Proceedings provided for an initial stay period of 30 days, which has subsequently been extended to the earlier of March 31, 2006 and the implementation of the CCAA Plan (the "Plan Implementation Date"). The purpose of the Initial Order and stay of proceedings was to provide the Applicants with relief designed to stabilize their operations and business relationships with their customers, suppliers, employees, and creditors and to provide them with time to develop the CCAA Plan.

The CCAA proceedings triggered defaults under substantially all debt obligations of the Applicants (see Notes 7 and 17 to the Consolidated Financial Statements). The Initial Order generally stayed actions against the Applicants including steps to collect indebtedness incurred by the Applicants prior to the Filing Date and actions to exercise control over the Applicants' property. The Initial Order granted the Applicants the authority to pay outstanding and future wages, salaries, employee pension contributions and benefit payments, and other obligations to employees; the costs of goods and services, both operating and of a capital nature, provided or supplied after the date of the Initial Order; rent under existing arrangements payable after the date of the filing; and principal, interest, and other payments to holders of security in respect of the property of the Applicants if the amount secured by such security is, in the reasonable opinion of the applicable Applicant, with the concurrence of the Monitor, less than or equal to the fair value of such security, having regard to, among other things, the priority of such security.

Conditions to CCAA Plan Implementation

The implementation of the CCAA Plan is subject to a number of conditions, including settlement of the terms of the agreements governing the New ABL Facility, the Secured Revolving Term Loan, the FRNs, the New Province Note, the Pension Arrangements, the New Warrants and the warrants to be issued to the Province (as described below under Overview of the CCAA Plan). These agreements and related documents must be settled with the parties that will be entering into them as well as with certain other parties that, pursuant to the terms of the CCAA Plan, must be satisfied with or not object to the terms of these agreements.

Stelco is in the process of negotiating the terms of these agreements and documents with the applicable stakeholders as well as is seeking to satisfy other conditions to implementation. If the conditions are not satisfied subject to the right of various parties to waive compliance, the CCAA Plan will not be implemented.

CCAA Plan

By order dated October 4, 2005, the Applicants were authorized to call and conduct meetings of affected creditors (as defined in the CCAA Plan) on November 15, 2005 to consider and vote on their plan of arrangement and reorganization dated October 3, 2005 (the "Original Plan"), as amended from time to time. As a result of extensive negotiations with stakeholders, the Original Plan was amended and on December 9, 2005, a majority in number of Affected Creditors representing more than two-thirds in value of the Affected Claims (as defined in the CCAA Plan) of each class voted to approve and adopt the CCAA Plan.

By order dated January 20, 2006 (the "Sanction Order"), the CCAA Plan was sanctioned by the Court and, among other things, the Court:

a) declared that the CCAA Plan was fair and reasonable and in the best interests of the Applicants;
b) authorized the Applicants to take all steps necessary to implement the CCAA Plan and the transactions contemplated by it;
c) authorized Stelco to file Articles of Reorganization with effect on the Plan Implementation Date, which will have the effect of eliminating the existing common shares, and create new common shares of Stelco (the "New Common Shares") that will be issued to affected creditors and others under the CCAA Plan;
d) ordered that, as of the Plan Implementation Date, Stelco's existing shareholders' rights plan agreement and all warrants, options and agreements to purchase existing common shares of Stelco will be of no further force or effect and cancelled;
e) ordered that, as of the Plan Implementation Date, the Applicants will be released from affected claims and certain other matters and that the directors and officers of the Applicants and certain others will be released from all claims relating to, among other things, the business and affairs of the Applicants, the CCAA Plan and proceedings, excluding claims arising from fraud, wilful misconduct and some other specific matters;
f) ordered that the term of office of the existing board of directors of Stelco will terminate on the Plan Implementation Date and appointed nine new directors of Stelco as of that time;
g) ordered that the Applicants will be released from all CCAA Charges (as defined in the Initial Order) against their property and assets created by the Initial Order, with effect from the Plan Implementation Date or, in the case of the $350 Million Credit Facility and DIP Credit Facility (as those terms are defined below), the date of delivery of a release from the lenders; and
h) ordered that the stay of proceedings under the CCAA will terminate on the earlier of the Plan Implementation Date and March 3, 2006 (subsequently extended to March 31, 2006).

On February 9, 2006, an order was obtained in the U.S. Section 304 Proceedings that provides that the CCAA Plan and the Sanction Order are enforceable in the United States.

Status of Claims Process

The Applicants initiated a process for certain creditors to file Proofs of Claim against the Applicants for Claims (as defined in the CCAA Plan) incurred prior to January 29, 2004 and for Restructuring Claims (as defined in the CCAA Plan). The claims bar date for filing Proofs of Claim for Claims arising prior to January 29, 2004 and for Restructuring Claims arising prior to December 17, 2004 was set at January 31, 2005. The claims bar date for filing Proofs of Claim for Restructuring Claims arising after December 17, 2004 was set at October 26, 2005.

A dispute mechanism was put in place for those Claims that could not be resolved by way of negotiation with the Applicants and/or the Monitor. These Claims were forwarded to a Claims Officer providing the claimant filed a notice of dispute by the earlier of eight business days following receipt of a dispute package on March 7, 2005 (or, in respect of a Restructuring Claim arising after December 17, 2004, on October 26, 2005). Outstanding Claims were reviewed and ruled on by the Claims Officer. Decisions of the Claims Officer may be approved by the Court within five business days of notification of the Claims Officer's decision. All determinations from the Court regarding appealed Claims are final for the purpose of recording Claims. See Note 7 to the Consolidated Financial Statements for the Claim Summary as at December 31, 2005.

Overview of the CCAA Plan

Treatment of Affected Claims

Under the CCAA Plan, the claims of the Affected Creditors will not be satisfied in full by the consideration being distributed under the CCAA Plan (see Note 7 to the Consolidated Financial Statements). Stelco is seeking to implement the CCAA Plan by March 31, 2006.

Each Affected Creditor will receive its pro rata share of the following:

a) New Secured Floating Rate Notes ("FRNs") in the US dollar equivalent of $275 million;
b) 1,100,000 New Common Shares of Stelco;
c) cash in the amount of $137.5 million (the "Cash Pool") subject in the case of each Affected Creditor to its right to elect to receive New Common Shares instead of cash at $5.50 per New Common Share (the "Share Election"), up to a maximum of 5,264,000 New Common Shares in the aggregate for all Affected Creditors so electing to do so; and
d) warrants for 1,418,500 New Common Shares (the "New Warrants") representing, if exercised, approximately 5% of the fully diluted New Common Shares of Stelco at the Plan Implementation Date. The New Warrants will have an exercise price of $11.00 per New Common Share and have a seven-year term.

As a result of Share Elections filed by the Affected Creditors, the total amount of cash to be issued to Affected Creditors under the CCAA Plan will be $108,548,000 and the electing Affected Creditors will receive 5,264,000 New Common Shares pursuant to the Share Elections.

Based on the current estimate of proven claims of $546 million (see Note 7 to the Consolidated Financial Statements), Affected Creditors will receive, for each $1,000 of proven claim, approximately the following amounts:

a) $502 of FRN's;
b) two new Common Shares; and
c) $251 of cash from the Cash Pool, subject to any Share Election at $5.50 per share; and
d) a pro rata share of the New Warrants.

Plan Sponsor Agreement

The new equity of the restructured Stelco, in the form of New Common Shares, will be divided among three groups under the CCAA Plan: the Affected Creditors, the Province of Ontario (the "Province") and the Equity Sponsors. The Affected Creditors are acquiring their portion of the equity as part of the consideration distributed under the CCAA Plan. The Province is to obtain its portion by virtue of warrants to purchase 851,100 New Common Shares negotiated as part of the financing it is providing to Stelco described below (wherein it receives warrants representing, if exercised, 3% of the fully diluted New Common Shares at the Plan Implementation Date) and the Equity Sponsors are acquiring their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors") agreed to purchase New Common Shares in Stelco at a price of $5.50 per share for proceeds of $108,548,000, which funds comprise the Cash Pool to be distributed to Affected Creditors. In addition, Sunrise and Appaloosa agreed to provide a stand-by commitment to purchase up to an additional 5,264,000 shares at $5.50 per share for an aggregate maximum stand-by commitment of $28,952,000 to supplement the Cash Pool to be paid to the Affected Creditors if the Share Elections did not result in a full take-up of the 5,264,000 New Common Shares available. The share elections resulted in a full take-up of the 5,264,000 New Common Shares. Therefore, the stand-by commitment was not required.

Proposed CCAA Plan Financing

The CCAA Plan is conditional upon a number of matters, including implementation of a number of agreements to secure new financing and a pension plan funding agreement with the Province. Stelco plans to raise new financing from the following sources:

• New ABL facility (asset based loan)	$600 million
• New Secured Revolving term loan	$375 million
• New Province Note	$150 million

The finalization of the new financing are conditions precedent to the implementation of the CCAA Plan and are critical components of the liquidity and financing contemplated for the restructured Stelco.

New ABL Facility

On the Plan Implementation Date, the current $75 million Debtor-in-Possession Credit Facility (the "DIP Credit Facility") and existing $350 Million Credit Facility (the "$350 Million Credit Facility") which are due to expire no later than March 31, 2006 (see Note 13 to the Consolidated Financial Statements), are to be replaced by a new asset based lending facility (the "New ABL Facility"). The Corporation is in negotiations with lenders to provide this facility. The available amount of the New ABL Facility will be dependent upon the value of the underlying collateral, but will not exceed $600 million.

New Secured Revolving Term Loan

Pursuant to a term sheet/commitment letter, signed by Stelco on January 27, 2006, Tricap has agreed to provide a new secured revolving term loan (the "New Secured Revolving Term Loan") to Stelco in an amount of $375 million for a term of seven years from the Plan Implementation Date. The facility is revolving until the third anniversary of the Plan Implementation Date (the "Target Date"). On and after the Target Date, the facility may cease to revolve and any amount of the New Secured Revolving Term Loan outstanding on the Target Date will be repayable in full on the seventh anniversary of the Plan Implementation Date.

The New Secured Revolving Term Loan is conditional upon a number of matters, including Stelco adopting a financing and corporate structure acceptable to Tricap.

Stelco and Tricap entered into a restructuring agreement dated September 22, 2005 (the "Stelco/Tricap Restructuring Agreement") pursuant to which Tricap was to provide financing by way of a $350 million secured revolving term loan and support a rights offering in connection with the Original Plan. As a result of amendments to the Original Plan, including the elimination of the rights offering and changes to the financing, Tricap was paid a break fee of $11 million under the Stelco/Tricap Restructuring Agreement, which was recorded in reorganization items in the Consolidated Statement of Earnings (Loss).

New Province Note

Subject to a number of conditions, including implementation of the CCAA Plan and the Province Agreement (defined below), the Province has agreed to provide Stelco with an advance by way of the New Province Note in the amount of $150 million. The loan is repayable on December 31, 2015 and can be repaid in cash or Stelco common shares and is subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before that date.

Federal Government Grant

The Federal Government of Canada has agreed to provide a $30 million cogeneration grant, which was announced on November 23, 2005. The federal contribution represents approximately 60% of the initial cost of the Corporation's near-term cogeneration projects. Stelco intends to spend $50 million towards those projects in 2006.

Non-Core Asset Sales

Subject to finalization of working capital adjustments under the respective purchase and sale agreements, gross proceeds from the sale of the remaining Non-Core Assets (AltaSteel, Norambar, Stelwire, and Stelfil) are anticipated to generate $107 million in cash in the first quarter of 2006.

These sources of liquidity will be used firstly to payout Stelco's existing $350 million Credit Facility and to make an upfront payment of $400 million to its four main pension plans on closing as outlined in the pension funding arrangements described below.

Pension Plan Funding Arrangements

Stelco and the Province entered into a restructuring agreement (the "Province Agreement"), that contemplates Stelco and the Province entering into a pension agreement, to provide for funding arrangements with respect to Stelco's four main pension plans aimed at substantially reducing or eliminating the solvency deficiencies in these plans over a ten-year period.

It is a condition of the CCAA Plan that Stelco and the Province enter into a Province Agreement, to be effective on the Plan Implementation Date containing the following key terms:

a) An obligation of Stelco on the Plan Implementation Date to make an initial upfront payment of $400 million to its four main pension plans less any contributions to plans already made in 2006;
b) Stelco will fund its four main pension plans in the following amounts in the years subsequent to plan implementation:
    i) Years 1 – 5: $65 million per year, payable monthly, commencing July 1, 2006; and
    ii) Years 6 – 10: $70 million per year, payable monthly;
c) Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of a formula both as defined in the Province Agreement and the proposed new regulations under the Pension Benefits Act in respect of Stelco's four main pension plans; and
d) Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015; and
e) Any future benefit improvements will be required to be funded in accordance with the Pension Benefits Act and will be in addition to the funding payments outlined above.

Board of Directors

The CCAA Plan contemplates a Board of Directors of the restructured Stelco comprised of nine directors. The PSA specifies that the Equity Sponsors shall have the right to name six of the nine directors with Tricap naming four and each of Sunrise and Appaloosa naming one. The PSA also provides that the other directors must be satisfactory to the Equity Sponsors.

Based on input from the Equity Sponsors, Stelco's existing Board of Directors approved the submission of the following list of directors who were named in the Sanction Order as the individuals to be appointed as the new directors of Stelco on the Plan Implementation Date:

- Mr. Courtney Pratt – current President and CEO of Stelco
- Mr. Pierre Dupuis – former Chief Operating Officer, Dorel Industries
- Mr. Cyrus Madon – Managing Partner, Tricap Management Limited (Tricap nominee)
- Mr. Peter Gordon – Managing Partner, Tricap Management Limited (Tricap nominee)
- Mr. Tony Molluso – President and CEO, Concert Industries (Tricap nominee)
- Mr. John Lacey – Chair of Alderwoods Group board of directors (Tricap nominee)
- Mr. Laurie Bennett – retired Ernst & Young LLP Audit partner (Sunrise nominee)
- Mr. Steven Cohn – Managing Director Albarez & Marsal, LLC (Appaloosa nominee)
- Mr. Dennis Belcher – former Executive Vice President, Scotiabank

The Province and the informal committee of the senior debenture holders have indicated to the Monitor that the proposed Board of Directors is satisfactory.

Employees

The Approved Plan does not require any concessions in terms of salaries, wages or pension and other benefits.

Secured Creditors

The CCAA Plan does not affect creditors with secured claims. The claims of the lenders pursuant to the $350 Million Credit Facility and the DIP Credit Facility (see Note 13 to the Consolidated Financial Statements) will be paid in full on or prior to the Plan Implementation Date.

Existing Shareholders

There is no value allotted to existing shares of Stelco under the CCAA Plan. The existing shares are to be exchanged into new redeemable shares at a ratio of 0.000001 new redeemable share for each existing share and such shares will be redeemed on the Plan Implementation Date for consideration at the rate of $0.01 for each new redeemable share with no amounts paid on account of fractional interests or if payment would be less than $10.00. The result is that shareholders of Stelco will receive no consideration in respect of their existing shares.

Corporate Reorganization

On February 14, 2006, the Court approved a reorganization of the Corporation pursuant to an arrangement under the CBCA. As a result, distinct portions of Stelco's business will be transferred into nine separate limited partnerships upon the Corporation's emergence from its Court-supervised restructuring process.

The following business units of Stelco Inc. have been identified for transfer to limited partnerships: Hamilton steel works; Lake Erie steel works; energy assets (primarily a future asset); vacant land; coke batteries; and mining interests (collectively the "Business Units").

The reorganization is expected to include the following steps:

- For each Business Unit, Stelco Inc. will incorporate a new subsidiary corporation to act as general partner of a limited partnership ("GPCo").
- Each GPCo will enter into a limited partnership agreement with Stelco Inc., as limited partner, to form a limited partnership (each, a "Limited Partnership").
- Stelco Inc. will convey to each of the Limited Partnerships the assets and undertaking of one of the business units in return for consideration consisting of a combination of Limited Partnership interests and liabilities.
- Each of the Limited Partnerships will assume the liabilities of Stelco associated with its business, the Hamilton Steel Limited Partnership and the Lake Erie Steel Limited Partnership will be responsible for all employment-related obligations. Stelco will remain primarily liable for all assumed pension and post-employment benefit obligations.
- A corporate office will be retained at Stelco, but operational management of each of the Business Units will be conducted within the respective Limited Partnerships by an active GPCo.
- All transactions between and among the Limited Partnerships and Stelco will be on fair market terms.

The CBCA Plan will be implemented concurrently with the implementation of the CCAA Plan. Orders authorizing leave to bring the arrangement application, approving the arrangement, and dispensing with any requirement to obtain shareholder approval of the CBCA arrangement (as there is no economic interest in the existing shares) were granted by the Court on February 14, 2006.

Discontinued Operations

The Corporation's 2004 strategic review determined that all of the businesses of the Mini-mill and Manufactured Products segments were non-core and as a result would not form part of Stelco's business going forward. The Corporation initiated a sales process in respect of these business units, which was approved by the Court on October 19, 2004 (as subsequently amended).

These business segments were previously defined as follows:

Mini-mills – AltaSteel Ltd. ("AltaSteel") including its 50% interest in GenAlta Recycling Inc. ("GenAlta"), and Norambar Inc. ("Norambar) including its wholly owned subsidiary Fers et Métaux Ltée ("Fers et Métaux").

Manufactured Products – Stelwire, Stelfil Ltée ("Stelfil"), Stelpipe, Welland Pipe, Camrose Pipe Company ("Camrose"), and MOLY-COP Canada ("Moly-cop").

During 2005, all of the non-core businesses in the segments identified above were sold or committed to be sold in whole or in part pursuant to sales approved by the Court. In total, the Corporation recorded a pre-tax loss in connection with the pending sale of its investment in these subsidiaries during 2005 of $78 million. This loss is included in discontinued operations on the Consolidated Statement of Earnings (Loss). The components of this loss are as follows:

- $37 million of non-cash curtailment expenses relating to the pension and other benefit plans of all these subsidiaries;
- $24 million of non-cash settlement expenses on the pension and other benefit plans of Stelpipe and Camrose Pipe;
- $17 million of losses, primarily relating to the sale of substantially all of Stelpipe's assets, offset partially by a gain on the sale of Camrose Pipe, and on the sale of Welland Pipe's U and O pipe mill.

In 2004, a pre-tax write-down of $18 million was recorded to reduce the carrying value of property, plant, and equipment of Stelwire and Stelpipe to nil. In addition, a pre-tax gain of $7 million was recorded relating to the sale of assets at Welland Pipe and Stelpipe. Both of these were reflected in discontinued operations on the Consolidated Statement of Earnings (Loss).

Welland Pipe

On March 7, 2003, the Corporation permanently closed the facilities of Welland Pipe. The primary assets of Welland Pipe were two pipe mills, a spiral weld and a U and O pipe mill, which were sold during the fourth quarter of 2004 and the second quarter of 2005 resulting in a pre-tax gain on sale of $6 million and $4 million respectively, both of which were recorded in discontinued operations on the Consolidated Statement of Earnings (Loss).

The property and plant of Welland Pipe were listed for sale in March 2005. In January 2006, the Corporation entered into a purchase and sale agreement, which is subject to a number of conditions. If all these conditions are met, the sale is expected to close in the second quarter of 2006. The net book value of these assets is nominal.

Camrose

The sale of the Corporation's 40% partnership interest in Camrose to Canadian National Steel Corporation closed for gross proceeds of $23 million on April 20, 2005. The resulting pre-tax gain of $4 million, net of a settlement loss of $5 million relating to Camrose's pension and other benefits plans, was included in discontinued operations during second quarter of 2005.

Stelpipe

The sale of Stelpipe's 16" pipe mill, which had been idled since 1998, was completed during the fourth quarter of 2004. Net proceeds of $1 million were received with a corresponding pre-tax gain recorded as the assets were fully amortized.

The sale of substantially all of Stelpipe's assets to Lakeside Steel Corporation ("Lakeside Steel"), a wholly owned subsidiary of Romspen Investment Corporation, closed on October 31, 2005. The pre-tax loss recorded in 2005 on this sale was $51 million of which $21 million related to settlement and curtailment expenses both associated with the pension and other benefit plans related to the employees transferred to Lakeside Steel. The remainder reflects the loss on the sale of these assets.

AltaSteel

On December 1, 2005, the Corporation entered into a definitive purchase and sale agreement to sell the shares of AltaSteel, which included its 50% investment in both Moly-cop and GenAlta to Moly Cop Steel Inc., an affiliate of Scaw International Sarl. The Court approved this transaction on December 16, 2005. The transaction closed on January 31, 2006 for gross proceeds of $77 million (subject to final working capital adjustments). During the fourth quarter of 2005, Stelco recorded a pre-tax curtailment loss of $12 million relating to the pension and other benefit plans at AltaSteel. The transaction closed on January 31, 2006.

Norambar, Stelwire and Stelfil

On November 23, 2005, the Corporation entered into a definitive purchase and sale agreement to sell the shares of Norambar, Stelwire, and Stefil, including Norambar's wholly owned subsidiary Fers et Métaux, to Mittal Canada Inc. The Court approved this transaction on December 12, 2005. The transaction closed on February 1, 2006, generating gross proceeds of $30 million (subject to final working capital adjustments). During the fourth quarter of 2005, Stelco recorded a pre-tax curtailment loss of $23 million relating to the pension and other benefit plans at these subsidiaries. Despite the closing of the sale, Stelwire remains subject to the CCAA proceedings until implementation of the CCAA Plan or the proceedings otherwise end in respect of it.

Financial Statement Information

The following tables summarize the net sales, earnings (loss) before income taxes, and net earnings (loss) relating to all of the Corporation's discontinued operations:

Years ended December 31 (in millions)	2005			2004		
	Mini-mills	Manufactured Products	Total	Mini-mills	Manufactured Products	Total
Net Sales	$ 446	$ 427	$ 873	$ 462	$ 505	$ 967
Costs, amortization, and financial expense	419	445	864	412	493	905
Write-down of property, plant and equipment	–	–	–	–	18	18
(Gain) loss on sale of assets / shares	–	17	17	–	(7)	(7)
Curtailment expense	22	15	37	–	–	–
Settlement expense	–	24	24	–	–	–
Earnings (loss) before income taxes	5	(74)	(69)	50	1	51
Current income taxes	(3)	2	(1)	6	(1)	5
Future income taxes	4	(10)	(6)	11	1	12
Future income tax valuation allowance	–	2	2	–	4	4
Net earnings (loss)	$ 4	$ (68)	$ (64)	$ 33	$ (3)	$ 30

The total assets and liabilities held for sale relating to all of the Corporation's discontinued operations are as follows:

At December 31 (in millions)	2005		
	Mini-mills	Manufactured Products	Total
Current assets	$ 145	$ 69	$ 214
Property, plant, and equipment	98	9	107
Deferred pension cost	(7)	26	19
Future income taxes	11	–	11
Total assets held for sale	247	104	351
Current liabilities	62	26	88
Employee future benefits	53	52	105
Long-term debt	12	–	12
Future income taxes	–	–	–
Other	1	–	1
Total liabilities held for sale	128	78	206
Net investment held for sale	$ 119	$ 26	$ 145

Based on information as of December 31, 2005, the Corporation expects to record a further pre-tax, non-cash loss on its investment in these subsidiaries of approximately $32 million upon closing of these sales in the first quarter of 2006, subject to post-closing adjustment. This net pre-tax loss relates to settlement expenses on the pension and other benefit plans associated with AltaSteel, Norambar, Stelwire, and Stelfil, partially offset by gains on the sale of these investments.

Idled or Closed Facilities

The Corporation sold a number of idled facilities or mills over the course of 2004 and 2005.

CHT Steel

The Corporation announced the closure of CHT Steel on February 18, 2004. The sale of property, plant, and equipment was completed in various transactions during 2004. Net proceeds received were $4 million resulting in a pre-tax gain of $1 million, relating principally to the property and plant, which was reflected as a reduction to reorganization items on the Consolidated Statement of Earnings (Loss). As at December 31, 2005, CHT Steel does not have any material assets other than restricted cash.

Stelco Hamilton – Plate Mill

The plate mill assets at Stelco Hamilton were sold on June 9, 2005. The gross proceeds of $25 million were secured by irrevocable letters of credit, which have and will continue to be drawn down in tandem with the progress made on dismantling of the equipment. All net proceeds will be used to partially satisfy the debt associated with these assets. The expected shortfall has been filed as a claim against Stelco Inc. (see Note 7 to the Consolidated Financial Statements). The carrying value of these assets was nil, therefore a pre-tax gain (net of $5 million fees) of $20 million was recorded during the second quarter of 2005.

Stelco Hamilton – Tin Mill

The tin mill assets at Stelco Hamilton have been idled since 1995 when the Corporation decided to exit the tinning line business. On December 20, 2005, the Corporation sold certain of these assets for net proceeds of approximately $1 million. The residual value of these assets were nil, therefore a corresponding pre-tax gain was included as a reduction to Costs on the Consolidated Statement of Earnings (Loss) during the fourth quarter of 2005.

Financial and Operational Summary

Stelco Inc.

(Under Creditor Protection as of January 29, 2004 – Note 1) ($ in millions, except as indicated *)	Three months ended December 31 2005	2004**	Favourable (Unfavourable)	Year ended December 31 2005**	2004**	Favourable (Unfavourable)
Net sales	$ 608	$ 678	$ (70)	$ 2,553	$ 2,558	$ (5)
Costs	639	600	(39)	2,370	2,292	(78)
Gain on sale of plate mill assets (Note 5)	-	–	–	(20)	-	20
Amortization of property, plant, and equipment	27	24	(3)	108	105	(3)
Amortization of intangible assets	–	1	1	3	3	–
Operating earnings (loss) ***	(58)	53	(111)	92	158	(66)
Reorganization items (Note 4)	(29)	(15)	(14)	(76)	(53)	(23)
	(87)	38	(125)	16	105	(89)
Financial expense						
Interest on long-term debt and debt subject to compromise	(11)	(10)	(1)	(42)	(44)	2
Other interest – net	(5)	(5)	–	(13)	(20)	7
Earnings (loss) before income tax from continuing operations	(103)	23	(126)	(39)	41	(80)
Income tax expense (recovery) (Note 11)						
Current	2	(2)	(4)	19	–	(19)
Future	(33)	2	35	(33)	15	48
Future income tax asset valuation allowance (release)	(5)	2	7	(16)	(8)	8
Net earnings (loss) from continuing operations	(67)	21	(88)	(9)	34	(43)
Net earnings (loss) from discontinued operations (Note 10)	(53)	(20)	(33)	(64)	30	(94)
Net earnings (loss)	$ (120)	$ 1	$ (121)	$ (73)	$ 64	$ (137)
Earnings (loss) per common share from continuing operations (Note 23)	*$ (0.66)	*$ 0.21	*$ (0.87)	*$ (0.09)	*$ 0.33	*$ (0.42)
Earnings (loss) per common share (Note 23)	*$ (1.17)	*$ 0.01	*$ (1.18)	*$ (0.71)	*$ 0.63	*$ (1.34)
Average revenue per ton	*$ 685	*$ 770	*$ (85)	*$ 741	*$ 704	*$ 37
Cost per ton	*$ 720	*$ 681	*$ (39)	*$ 688	*$ 631	*$ (57)
Semi-finished steel production (thousands of net tons)	982	1,115	(133)	3,931	4,474	(543)
Shipments (thousands of net tons)	888	881	7	3,445	3,635	(190)

**Restated - see Notes 3 and 10 to the Consolidated Financial Statements

***"Operating earnings (loss)" is a non-GAAP financial measure used by management to assess the performance of the Corporation. The Corporation's use of this measure may not be comparable to measures used by other companies. In accordance with GAAP, a reconciliation of Earnings (loss) to net earnings (loss) is presented above.

All note references in this document are to the Corporation's December 31, 2005 Consolidated Financial Statements.

All information stated below excludes the discontinued operations of the Corporation. The continuing operations are the Integrated Steel segment, which comprises those business units that include and are primarily associated with the Stelco Hamilton and Stelco Lake Erie Integrated Steel plants and their raw materials properties. The primary markets served by this segment are automotive, transportation, construction, manufacturing, pipe and tubular manufacturers, steel service centres, and steel fabricators.

Overview

Overall revenue per ton increased by 5% in 2005 compared to 2004. This was primarily due to the renewal of customer contracts for 2005 at higher prices than the previous year. However, the steel and steel products industries experienced a decline in spot market prices in 2005 when compared to the historically high selling prices in the second half of 2004. This was mainly due to increased imports and high inventory levels at the steel service centres. Spot market prices reached a low in August 2005, before partially recovering in fourth quarter 2005. The 2005 increase in revenue per ton was more than offset by a 9% increase in the average cost per ton as well as higher restructuring costs. The result was a net loss from continuing operations of $9 million in 2005, when compared to net earnings from continuing operations of $34 million in 2004.

Demand and pricing in the fourth quarter improved compared to third quarter 2005 partly due to lower inventory levels at steel service centres. The planned fourth quarter 2005 Phase 2 upgrade of the Lake Erie hot strip mill took longer than anticipated and had a negative impact on the facility's overall production, the volume and mix of products shipped, and revenue from sales. These items impacted the fourth quarter of 2005 and will impact the first quarter of 2006.

Financial Information

Net Sales and Costs

QUARTER ENDED DECEMBER 31, 2005

Net sales for the quarter ended December 31, 2005 were 10% lower than in the same quarter of 2004. Steel shipments were similar to the same quarter in 2004, while average revenue per ton was down by 11%. The fourth quarter decrease in revenue and average revenue per ton was primarily due to:

- the Lake Erie hot strip mill outage;
- softer market demand, which had the effect of lowering prices;
- the negative impact of the higher Canadian dollar; and
- a lower-value-added mix of sales mainly due to increased slab sales.

Costs in fourth quarter 2005 were up 7% compared with the same quarter 2004 and average cost per ton was up 6% primarily due to:

- higher raw material and energy costs, particularly coal, iron ore, natural gas, and electricity;
- lower production levels due to Lake Erie hot strip mill outage; and
- fourth quarter 2004 included a $10 million partial recovery from an insurance claim related to the June 2004 Lake Erie blast furnace outage.

The above cost increases were partially offset by:

- lower purchased coke and scrap prices;
- a lower-value-added mix of sales; and
- reduced labour costs at Stelco Hamilton resulting from the continuing attrition of the workforce.

Amortization of property, plant, and equipment in fourth quarter 2005 was $3 million higher than the same quarter of 2004.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

For the year ended December 31, 2005, net sales were similar to 2004, mainly due to the renewal of customer contracts for 2005 at higher prices, offset by lower spot market prices, and lower shipments. The net loss from continuing operations of $9 million includes $76 million of pre-tax charges related to reorganization items, and a $20 million pre-tax gain on the sale of plate mill assets. In 2004, net earnings included $53 million of pre-tax charges related to reorganization items (see Notes 4 and 5 to the Consolidated Financial Statements).

Net Sales by Product 2005


39% Cold Roll & Coated
45% Hot Rolled
9% Bar
7% Other

Net Sales *($ in millions)*


2,081
2,558
2,553
03
04
05

Net Earnings (Loss) from Continuing Operations *($ in millions)*


-517
34
-9
03
04
05

Average revenue per ton increased by 5% due to:

- the renewal of customer contracts for 2005 at higher prices; and
- selling price surcharges implemented to cover high raw material and energy costs in the first half of 2005.

Partly offset by:

- weaker spot market prices in the second half of 2005 compared to the same period 2004;
- the negative impact of the higher Canadian dollar;
- the impact of the Lake Erie hot strip mill outage on shipments; and
- a lower-value-added mix of sales mainly due to increased slab sales.

Cost per ton increased by 9% mainly due to:

- rise in raw material and energy costs, particularly iron ore, coal, natural gas, and electricity;
- the fixed cost per ton impact of reduced output at the primary operations and Integrated Steel finishing mills required to balance steel inventory levels with market demand and the impact of the Lake Erie hot strip mill upgrade;
- higher spending for repairs and maintenance and supplies; and
- higher fuel costs related to the mix of fuels used.

The above cost increases were partially offset by:

- lower purchased coke and scrap prices;
- a lower-value-added mix of sales;
- reduced labour costs at Stelco Hamilton; and
- a strengthening Canadian dollar.

Annual 2005 semi-finished steel production dropped by 12% compared to 2004 due to weaker market conditions and planned steel inventory reductions.

Amortization of property, plant, and equipment in 2005 was $3 million higher than in 2004.

Steel Shipments *(thousands of net tons)*


3,822
3,635
3,445
03
04
05

Production of Semi-Finished Steel *(thousands of net tons)*


4,285
4,474
3,931
03
04
05

Reorganization Items

Reorganization expense incurred during the fourth quarter of 2005 was $29 million compared to $15 million in the comparable quarter of 2004. The increase is largely attributed to the incurrence of an $11 million break-fee paid to Tricap triggered by significant changes that were made to the initially proposed CCAA Plan.

Total reorganization expense incurred during 2005 was $76 million. In comparison, $53 million was incurred during 2004. The change is largely a result of higher professional fees ($26 million) and the payment of break-fees to Tricap and Deutsche Bank ($22 million) in 2005. Partially offsetting this increase were a number of non-cash expenses ($24 million) recognized in 2004. These non-cash expenses related primarily to the adjustments required to reflect the Corporation's convertible debentures at face value and the write-off of the associated deferred financing fees.

During the first quarter of 2006 and post-CCAA proceedings, significant reorganization expense may be incurred as a number of activities are completed, such as documentation of agreements, the oversight of the distribution of securities to affected creditors, the registration of these new securities, the establishment of the new partnerships and related asset transfers, and the recognition of success fees.

Financial Expense

Total financial expense incurred during the fourth quarter of 2005 was $16 million as compared to $15 million incurred in 2004. Financial expenses were marginally higher as variable interest rate loans reflected the impact of higher effective interest rates.

For 2005, total financial expense of $55 million was incurred. This was reduced from the $64 million incurred in 2004. The main reason for the reduction in expense relates to a lower utilization of the Corporation's lines of credit in the second and third quarter of 2005 leading to lower interest costs incurred during this period.

Income Tax expense

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

While the Corporation and its subsidiaries recognize future income tax assets where applicable, a future income tax asset valuation allowance of $16 million was released in 2005 ($5 million was released in the fourth quarter of 2005) related to continuing operations.

North American Automotive Production
(millions of units)


16.2
15.8
15.8
03
04
05

Primary source: Ward's Automotive

Apparent Canadian Steel Consumption
(millions of net tons)


17.2
19.2
18.6
03
04
05

Operational Information

Trade

Imports accounted for 51% of apparent domestic steel consumption in 2005 compared to 46% in 2004. As a result, Canadian domestic producers including Stelco lost market share in 2005.

On November 30, 2005, the Canadian International Trade Tribunal ("CITT") announced it was initiating an expiry review of its August 2001 unfair trade ruling with respect to imports of hot rolled sheet and strip originating in or exported from Brazil, Bulgaria, the People's Republic of China, Chinese Taipei, India, the former Yugoslav Republic of Macedonia, Serbia & Montenegro, South Africa, and Ukraine. The Company is participating in the review that will include a June 2006 hearing and a ruling by the CITT on August 16, 2006.

The Company continues to participate in the North American Steel Trade Committee that operates under the collective auspices of the governments of Canada, Mexico, and the United States. Steel companies, including Stelco, are assisting the three governments to develop a strategic plan for the industry as an element of the prosperity side of the Security & Prosperity Partnership created on March 23, 2005.

The Company is also an active participant in the Canadian Steel Partnership Council, the objective of which is to develop a sustainability vision for the Canadian steel industry and to recommend actions that will give effect to that vision.

Enterprise Resource Planning System ("ERP")

Implementation of the first phase of the order flow ERP system, which will reduce Stelco's dependence on aging legacy systems, is targeted for the second quarter of 2006.

Health, Safety and Environment

Health and safety performance has been relatively unchanged, based on a five-year trend. Integrated Steel lost time accident frequency deteriorated from 1.9 per 200,000 hours worked in 2004 to 2.2 in 2005. Integrated Steel has no outstanding environmental charges. Since the base year (1990), as of December 31, 2004:

- energy consumption per ton of steel shipped has dropped by 15%;
- carbon intensity per ton of steel shipped has dropped by 19%; and
- greenhouse gas emissions have dropped by 10%.

Stelco Hamilton and Stelco Lake Erie are both International Standards Organization ("ISO") 14001 registered. This system provides the framework for the implementation, maintenance, and continuous improvement process for managing environmental aspects at both integrated plants.

Equipment Upgrades

The Stelco Lake Erie hot strip mill rougher motors were replaced with new higher horsepower rougher motors in fourth quarter 2005. The previously identified risk of failure associated with the old rougher motors has been eliminated. The second stage of the upgrade (quick roll change and the sixth finishing stand) is planned for 2006 and the final stage (finish mill drives upgrade) for the second quarter of 2007.

Facilities/Competitiveness

The Stelco Hamilton plant is not competitive as measured by cost per ton of hot rolled steel with reorganized U.S. integrated mills, Canadian integrated mills, or U.S. mini-mills. The Stelco Hamilton 56-inch mill is uncompetitive as a result of its high conversion cost and its width, coil weight, and quality limitations. The historic competitive advantages of the Stelco Lake Erie plant in hot rolled costs per ton have been reduced because of the cost savings achieved by reorganized U.S. integrated steel mills and the appreciation of the Canadian dollar. Work is currently progressing on the Phase 2 upgrade of the Stelco Lake Erie hot strip mill with the installation of new higher horsepower rougher motors in fourth quarter 2005 and the planned completion of the quick roll change and sixth finishing stand in second quarter 2006. Following completion of the Stelco Lake Erie hot strip mill quick roll change and sixth finishing stand, the Stelco Hamilton 56-inch mill will be closed.

Currently, two pickle lines operate at Hamilton to supply the cold rolling and coating operations. In addition, approximately 440,000 tons per year of Stelco Hamilton's steel requirements are pickled externally. The Hamilton pickle lines have significant operational issues related to reliability, conversion cost, and product quality. The cost of external pickling, however, is relatively expensive. Ultimately, Stelco will need to replace the Hamilton pickle lines or outsource all pickling. New pickle line facilities are included as part of the Corporation's current strategic capital plans.

The cold rolled and coated products facilities at Stelco Hamilton are registered to ISO/TS 16949. The Bar Product mills at Stelco Hamilton, and the 2050 hot strip mill at Stelco Lake Erie are scheduled to be registered to ISO/TS 16949 in the 2nd and 3rd quarter of 2006 respectively. ISO/TS 16949 is an international quality management system standard developed by the International Automotive Task Force and the Japan Automotive Manufacturers Association in conjunction with the international standards community. As internal suppliers to the finishing mills, the Stelco Hamilton and Stelco Lake Erie blast furnace and Steelmaking facilities are scheduled to be registered to ISO 9001 by the end of 2006. By meeting these standards, Stelco demonstrates its ability to consistently provide product that meets customer requirements, and enhance customer satisfaction through continual improvement of processes, products and services.

The Stelco Hamilton sinter plant and the Stelco Lake Erie #1 coke battery set production records in 2005. The Stelco Hamilton sinter plant will significantly reduce its dioxin emissions by mid-year 2006. In the fourth quarter, 2005, using new trial technology, dioxin emissions were reduced in tests done to 177 picograms per cubic metre of air. This is well under the 2005 – 2010 limit of 500 and below the limit of 200 that applies after 2010. Permanent equipment is now being installed to implement this technology.

The Stelco Hamilton cold mill set a new annual prime yield record in 2005 with a 2% improvement when compared to 2004.

The compliance audits of Stelco Hamilton and Stelco Lake Erie's ISO 14001 systems were satisfactorily completed.

Labour Matters

The Lake Erie labour contract with Local 8782 of the United Steelworkers ("USW") expired on July 31, 2004. The bargaining unit employees continued to work after the labour contract expired. A new labour contract was ratified on January 18, 2006 and will continue in effect until July 31, 2009. The Stelco Hamilton labour contract with USW Local 1005 will expire on July 31, 2006.

Selected Annual Information

(in millions except as indicated *) (Under Creditor Protection as of January 29, 2004 – see Note 1 to the Consolidated Financial Statements)		2005	2004**	2003**
Net sales	$	2,553	2,558	2,081
Net Earnings (loss) from continuing operations	$	(9)	34	(517)
Net earnings (loss)	$	(73)	64	(575)
Earnings (loss) from continuing operations per common share+				
Basic	*$	(0.09)	0.33	(5.06)
Fully diluted	*$	(0.09)	0.33	(5.06)
Net earnings (loss) per common share+				
Basic	*$	(0.71)	0.63	(5.62)
Fully diluted	*$	(0.71)	0.57	(5.62)
Total assets	$	2,319	2,200	2,026
Net short-term debt (bank indebtedness net of cash, cash equivalents, and restricted cash)	$	149	153	187
Long-term debt and debt subject to compromise[(a)]	$	467	484	478
Net debt[(a)]	$	616	637	665

** Restated – see Notes 3 and 10 to the Consolidated Financial Statements. In addition, total asset and debt related information reflects only continuing operations.

+ Earnings (loss) per common share for the year is calculated using the weighted average number of common shares for the year (see Note 23 to the Consolidated Financial Statements).

(a) The $90 million convertible debenture is included in debt subject to compromise for 2004 as filing for CCAA protection was an event of default. A non-cash restructuring expense of $15 million was recorded in January 2004 to reflect these debentures at the anticipated claim amount of $90 million. These debentures were previously accreted up to face value over its term to maturity.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

In 2003, as compared with 2002, the market was subjected to rapid revenue per ton changes with prices deteriorating and then increasing late in the year. Factors negatively affecting average revenue per ton included:

- lower selling prices due to weak market demand;
- a lower value-added mix of sales due to increased slab and hot rolled sales; and
- the significant appreciation of the Canadian dollar relative to the U.S. currency.

Cost per ton increased in 2003 over 2002 primarily due to:

- higher input costs, particularly related to natural gas and scrap;
- reduced production levels at Stelco Hamilton in the first half of 2003 as a result of weak market demand and measures taken to reduce inventory levels;
- higher employment costs; and
- a power outage in August 2003.

The above cost increases were partially offset by:

- a lower value-added mix of sales due to increased slab and hot rolled sales;
- cost reduction initiatives that included productivity and yield improvements;
- a property tax settlement of $13 million at Stelco Hamilton in the third quarter of 2003; and
- the impact of the stronger Canadian dollar.

In addition, in the fourth quarter 2003, the Corporation recorded transactions that had significant negative non-cash effects on earnings: an $87 million pre-tax write-down of assets at the Stelco Hamilton plate mill and a $295 million valuation allowance against future income tax assets related to continuing operations.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

In 2004, as compared to 2003, the steel and steel product industries experienced a positive economic environment due to the increase in global demand, especially from China. As a result, Stelco benefited from historically high steel prices. Factors positively affecting average revenue per ton included:

- improved market demand, which had the effect of raising prices;
- selling price surcharges implemented to cover high raw material and energy costs; and
- higher value-added mix of sales due to increased coated and prepaint shipments and reduced slab, rod, and hot rolled sales.

Cost per ton increased by 13% from 2003 to 2004 primarily due to:

- unprecedented rise in raw material and energy costs, particularly scrap, coal, coke, natural gas, reagents, and fluxes;
- higher value-added mix of sales;
- higher employment costs;
- higher spending for repairs and maintenance and supplies;
- the third quarter 2003 included a property tax settlement of $13 million at Stelco Hamilton;
- the work stoppage at the Wabush iron ore mine and recognition of certain pension liabilities associated with the closed Chisholm mine; and
- the Lake Erie blast furnace outage in June 2004.

The above cost increases were partially offset by:

- $10 million partial recovery from an insurance claim related to the June 2004 Lake Erie blast furnace outage;
- increased production and yield improvements primarily at Stelco Hamilton; and
- a strengthening Canadian dollar.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

See Annual analysis of 2005 compared to 2004 on pages 16 and 17.

Summary of Quarterly Results

The following table shows the Corporation's quarterly financial performance over the last eight quarters. The Corporation does not typically experience significant seasonal fluctuations in revenues.

Stelco Inc.

(In millions except as indicated *)

(Under Creditor Protection as of January 29, 2004 – see Note 1 to the Consolidated Financial Statements)

		2005	2005**	2005**	2005**	2004**	2004**	2004**	2004**
		Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Sales	$	608	559	658	728	678	691	626	563
Operating earnings (loss)***	$	(58)	(36)	78	108	53	78	34	(7)
Earnings (loss) before income tax from continuing operations	$	(103)	(62)	53	73	23	54	11	(47)
Net Earnings (loss) from continuing operations	$	(67)	(18)	35	41	21	42	14	(43)
Net earnings (loss)	$	(120)	(42)	40	49	1	58	42	(37)
Earnings (loss) from continuing operations per common share+									
Basic	*$	(0.66)	(0.18)	0.34	0.40	0.21	0.41	0.14	(0.42)
Fully diluted	*$	(0.66)	(0.18)	0.30	0.35	0.18	0.36	0.13	(0.42)
Net earnings (loss) per common share+									
Basic	*$	(1.17)	(0.41)	0.39	0.48	0.01	0.57	0.41	(0.36)
Fully diluted	*$	(1.17)	(0.41)	0.34	0.41	0.01	0.49	0.36	(0.36)
Average revenue per ton	*$	685	690	783	803	770	789	680	588
Cost per ton	*$	720	700	680	654	681	667	613	567
Semi finished steel production (thousands of net tons)		982	875	1,054	1,020	1,115	1,141	1,085	1,133
Shipments (thousands of net tons)		888	810	840	907	881	876	921	957

** Restated – see Notes 3 and 10 to the Consolidated Financial Statements.

*** Operating earnings (loss) is a non-GAAP financial measure. See Financial and Operational Summary on page 14 for a GAAP reconciliation.

+ Earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the quarter.

Net Sales and Costs

QUARTER 4, 2005 COMPARED TO QUARTER 3, 2005

Net sales for the fourth quarter of 2005 were 9% higher than third quarter 2005. Steel shipments were 10% higher than third quarter 2005, while revenue per ton was down by 1%. The fourth quarter decrease in average revenue per ton was primarily due to a lower value-added mix of sales due to increased slab shipments as a result of the Phase 2 upgrade of the Lake Erie hot strip mill, partially offset by an overall increase in revenue per ton on most products.

Cost per ton in fourth quarter 2005 was up 3% compared with third quarter 2005 primarily due to:

- increased repairs and maintenance and supplies spending during planned shutdowns at a number of facilities;
- the fourth quarter shutdown for the Phase 2 upgrade of the Lake Erie hot strip mill;
- higher natural gas, iron ore and scrap costs;
- higher fuel costs related to the mix of fuels used.

The above cost increases were partially offset by:

- a lower value-added mix of sales;
- lower electricity and purchased coke costs.

Historic Trends

Revenue per ton increased significantly in 2004, peaking in the third quarter. Increased import activity throughout the fourth quarter and higher customer inventories resulted in a softening of selling prices. The steel and steel product industries experienced a positive economic environment due to the increase in global demand, especially from China. As a result, Stelco benefited from historically high steel prices.

Factors positively affecting average revenue per ton included:

- improved market demand, which had the effect of raising prices;
- selling price surcharges implemented to cover high raw material and energy costs; and
- higher value-added mix of sales due to increased coated and prepaint shipments and reduced slab, rod and hot rolled sales.

Cost per ton continued to increase in the first half of 2004 mainly due to:

- unprecedented rise in raw material costs, particularly scrap, coke, reagents, and fluxes;
- higher value-added mix of sales;
- higher employment costs; and
- the Lake Erie blast furnace outage in June 2004.

In the second half of 2004, cost per ton increased due to:

- continuing high raw material and energy costs;
- higher employment costs;
- higher spending for repairs and maintenance and supplies; and
- the work stoppage at the Wabush iron ore mine and recognition of certain pension liabilities associated with the closed Chisholm mine.

The foregoing cost increases were partially offset by:

- $10 million partial recovery from an insurance claim related to the June 2004 Lake Erie blast furnace outage; and
- a strengthening Canadian dollar.

Revenue per ton increased in the first quarter of 2005 primarily due to an increase in revenue per ton on contract business, partially offset by a decrease in spot market revenue per ton. The second and third quarter 2005 decrease in average revenue per ton was primarily due to softening market demand, which was partly caused by excess customer inventories and the continued negative impact of the higher Canadian dollar.

In the first three quarters of 2005, cost per ton increased due to:

- a rise in raw material and energy costs, particularly coal, iron ore, natural gas and electricity;
- higher spending for repairs and maintenance and supplies;
- the fixed cost per ton impact of reduced output at the primary operations and finishing mills required to balance steel inventory levels with market demand.

The cost increases were partially offset by:

- $14 million for the balance of the insurance claim recovery related to the June 2004 blast furnace outage;
- lower scrap and purchased coke costs; and
- reduced labour costs at Stelco Hamilton.

Risk Factors

Plan Implementation

There are no assurances that the CCAA Plan or the CBCA Plan will be implemented. The failure to achieve implementation of either Plan could materially negatively affect the Corporation.

Pricing

Factors affecting volatility of selling prices include:

- the strength of the economy in the United States;

Spot Price
Hot Rolled Sheet
(midwest market average in US$ per net ton)



800
700
600
500
400
300
200
100
US$ per net ton
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Primary source: American Metal Market

- the impact China may have globally as its economy grows and the relationship of its consumption of steel relative to its growth in steelmaking capacity;
- the impact of imports and threat of imports from Europe and Asia on North American selling prices;
- the U.S./Canadian dollar exchange rate;
- the cyclical nature of the steel industry;
- material substitution when steel prices are relatively high.

Stelco and the steel industry experienced unprecedented price increases through 2004. Inventories peaked as 2004 ended and spot prices declined significantly throughout the first three quarters of 2005 before recovering somewhat and stabilizing in the fourth quarter. Due to price volatility, the Corporation cannot rely on high selling prices being sustainable in the longer term and believes it cannot compete effectively in the longer term unless it takes steps to lower its overall costs.

Costs

Stelco must continue with its efforts to lower costs in order to ensure its long-term viability. Stelco has identified specific cost reduction initiatives including managed attrition and improvement in maintenance planning which will reduce repairs and maintenance costs, increase throughput as well as reduce electrical and mechanical delays. These cost reduction initiatives, along with strategic capital spending, are essential to achieving long-term viability. There can be no assurance that cost reduction initiatives will be sufficient to sustain long-term viability.

Labour Matters

The Corporation's workforce is predominantly unionized and is covered by various labour agreements. The Stelco Hamilton labour contract with USW Local 1005 will expire on July 31, 2006. There can be no assurance that labour difficulties at any of Stelco's business units will not result in a significant loss of production and revenue and have a material adverse effect on the business, financial condition, and results of operations of Stelco.

Pension Plans

Provincial pension standards legislation requires that the funded status of registered pension plans be determined periodically on both a going concern basis (i.e., assuming indefinite plan continuation) and a solvency basis (i.e., essentially assuming immediate plan termination).

Where an actuarial valuation reveals a solvency deficiency, current regulations in Ontario generally require it to be funded by equal monthly cash payments over a maximum period of five years from the date of valuation.

The solvency liability is influenced primarily by long-term interest rates on which annuity purchase rates are based. The interest rate used to calculate the benefit obligations for solvency purposes is a prescribed rate derived from the interest rates on long-term Government of Canada bonds. In the current low interest rate environment, the calculation results in a higher present value of the pension obligations, leading to larger solvency liabilities.

The aggregate solvency deficiency under Stelco's four main pension plans as at December 31, 2005 was $1.5 billion (December 31, 2004 – $1.1. billion).

Solvency deficiency payments are not required where the employer has taken the Section 5.1 Election under the Pension Benefits Act (Ontario). Stelco has been operating under the Section 5.1 Election for its four main pension plans, but pursuant to arrangements with the Province, to take effect upon the implementation of the CCAA Plan, Stelco will cease to operate under the Section 5.1 Election and will enter into a funding agreement aimed at eliminating over a ten-year period the existing solvency deficiencies in the four main pension plans.

Absent the Section 5.1 Election, annual pension funding would increase significantly beyond the level annual payments required under the Pension Plan Funding Arrangements described in the overview of the CCAA Plan. For example, had the Section 5.1 Election not been in effect in 2005 with no other arrangement in place, Stelco's 2005 contributions to its four main pension plans would have increased more than $348 million over the current level of funding. This level of payment is not sustainable by Stelco.

Despite the level of contributions under the Province Agreement, the solvency deficiency could grow as a result of actuarial losses.

Environmental Compliance

The Corporation is subject to substantial and evolving environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control, and the generation, handling, storage, transportation, and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial, or municipal jurisdictions.

In meeting its overall environmental goals and government-imposed standards in 2005, the Corporation incurred operating costs of $71 million ($70 million in 2004) and spent $3 million on capital improvements ($1 million in 2004). Stelco Hamilton has a benzene emissions reduction program underway, with spending of approximately $4 million in 2005 and estimated additional costs of $5 million over the next two years.

Stelco regularly reviews and audits the operating practices of each business to monitor compliance with the Corporation's health and safety and environmental policies and legal requirements. The Corporation believes that future costs relating to environmental compliance can be dealt with in a manner such that they will not have a material adverse effect on the Corporation's financial position. There is always the possibility, however, that unforeseen changes, such as in the laws of enforcement policies of relevant government bodies, or the discovery of changed conditions on the Corporation's real property or its operations could result in an increase in the costs of environmental compliance that could result in a material adverse effect on the Corporation's financial position.

Unplanned Repairs or Equipment Outages

Stelco is heavily dependent upon the continuous operation of its plants and equipment. There can be no assurance that unplanned downtime at any of Stelco's facilities will not have a material adverse effect on Stelco. Stelco maintains first party property and boiler and machinery breakdown insurance, both of which include business interruption coverage, to address some of these exposures to the extent of the limits of coverage and the terms of the individual insurance contracts.

Technology

The Corporation is subject to competition from new technological developments used by other steel producers. Limited liquidity and cash conservation measures over the last several years have caused the Corporation to reduce spending to capital and nonessential maintenance. However, over the last five years the Corporation has made capital expenditures on several projects to maintain and enhance its technological ability including the following:

- Stelco Lake Erie hot strip mill, blast furnace, and caster upgrades;
- Stelco Hamilton coke oven refurbishment, "E" blast furnace improvements, 4-stand upgrade, roll shop grinder refurbishment, batch anneal control system, Z-Line surface inspection system; and
- ERP systems implementation for Stelco's maintenance, procurement, human resources, and finance functions.

Expenditures for Capital Assets
($ in millions)


32
44
154
03
04
05

Expenditures in 2006 are expected to include the installation of the Lake Erie hot strip finishing mill quick roll change system, sixth finishing stand and other strategic capital initiatives.

Stelco's current strategic plan requires continual improvement in both its product and process technologies in order to maintain its competitive position in the high value-added automotive market. In particular, failure to meet the automotive industry's ever-more demanding requirements for product quality and service, and failure to provide the new grades of advanced high-strength steels will seriously jeopardize Stelco's long-term participation in this market. Similarly, for Stelco to attain a competitive cost structure will require the ongoing selective implementation of new process technologies throughout its integrated steelmaking processes. There is no assurance that Stelco will be able to improve its product and process technologies in accordance with its strategic plan or that the improvements, once implemented, will meet the automotive market's quality and service requirements. Please refer to "Forward Looking Statements" on page 4.

Steel Consolidation

Stelco could face risks related to cost competitiveness and access to large customers if it does not participate in consolidation.

Supply and Pricing of Raw Material and Energy

The Corporation's operations require substantial amounts of raw materials and energy including coal, iron ore, coke, scrap, natural gas, electricity, and other inputs. The price and availability of such raw materials and inputs are subject to market forces where the Corporation does not have ownership interests and, in some cases, to government regulations and, accordingly, are subject to change. Increases in the price of natural gas, coal, scrap and coke can have a significant negative impact on the Corporation's costs.

The Corporation produces approximately 85% of its annual coke requirements through its own coke ovens. However, it purchases 100% of its metallurgical coal requirements (raw material for the coke ovens) at market prices. Stelco has secured 100% of its 2006 metallurgical coal requirements under purchase contracts.

Through its ownership interests in iron ore mining properties and related supply agreements Stelco has secured approximately 90% of its 2006 requirements at its cost of production.

The Corporation's financial performance is exposed to price volatility associated with the electricity commodity market. The Government of Ontario introduced competition to the electricity market on May 1, 2002, giving rise to uncertainty of prices since commodity prices are now determined based on hourly supply and demand requirements. Large industrial end-users such as Stelco have been provided with some relief through a rebate program called the "Rebate on OPG Non-Prescribed Assets". On February 9, 2006, the provincial government announced that they have extended the rebate program to April 30, 2009. Stelco's strategic plan includes co-generation facilities that will minimize Stelco's short- and long-term exposure to energy price fluctuations.

Trade Regulations

A number of foreign steel producers have in the past exported large quantities of steel to North America, impairing the Applicants' ability to sell their products and, accordingly, their profitability. This steel has often been sold at levels that are below cost or below home market price, a practice known as "dumping". Existing trade laws and regulations in Canada may be inadequate to prevent such trade practices. Some foreign steel producers are owned, controlled or subsidized by foreign governments. Decisions by these foreign producers to continue production at marginal facilities may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions and may further contribute to excess global capacity. Moreover, trade regulation in other countries, particularly in the United States, could materially adversely affect the Applicants through the imposition of dumping duties which would reduce or effectively eliminate their access to certain steel markets.

Imports Share of Apparent Canadian Consumption
(% of total)


40
46
51
03
04
05

Employees

Approximately 27% of Stelco's salaried workforce and 45% of the hourly workforce at Stelco Hamilton are eligible to retire under the current provisions of the defined pension benefit plans. A further 34% and 46% respectively of these groups could retire in the next five years under current eligibility provisions. Stelco is currently recruiting individuals to satisfy necessary manpower requirements consistent with its succession plans and attrition rates.

Retention of the skills and knowledge of Stelco's employees, and the ability to attract and retain new employees where replacement is considered necessary, is essential to Stelco's continued operations.

Enterprise Resource Planning Systems

Implementation of the first phase of the order flow ERP system, which will reduce Stelco's dependence on aging legacy systems, is now planned for the second quarter of 2006. Although the application has been delivered and tested in modules, there is a risk that the integrated testing may reveal additional development requirements, which could further delay the implementation. In the meantime, the legacy systems remain available for these applications.

Related Party Transactions

The Corporation is a vertically integrated producer of steel products. As such, several transactions occur between entities that are related, for example, between Stelco, the parent company, and its wholly owned subsidiaries and joint ventures.

In 2005, the Integrated Steel business acquired approximately 3,500,000 gross tons of iron ore valued at $297 million from companies in which the Corporation has an ownership interest (3,600,000 gross tons in 2004 valued at $190 million). In addition, businesses in the Integrated Steel segment sold approximately $118 million ($226 million in 2004) of steel to businesses in the Manufactured Products segment during 2005. All of the Manufacturing Products segment businesses have now been sold.

Average U.S. Exchange Rate ($)


0.7135
0.7683
0.8254
03
04
05

Currency Fluctuations

Stelco is a net purchaser of U.S. dollars. Accordingly, any strengthening of the Canadian dollar results in a benefit to Stelco for its net purchases of U.S. funds. However, more than offsetting the above is the negative effect on Stelco's domestic sales revenue due to the following reasons. Firstly, many of Stelco's domestic customers export their products into the U.S. Thus, a stronger Canadian dollar can cause those customers to be less competitive in the U.S. and the customers may resist price increases or request steel price reductions from Stelco. Secondly, U.S. exports of steel into Canada have historically forced domestic steel prices in Canadian dollars downward. Finally, the North American benchmark for spot market prices for certain products, such as hot rolled, are established and determined in U.S. dollars. A strong Canadian dollar results in lower benchmark prices in Canadian dollars for 2006.

Liquidity and Capital Resources

The liquidity and capital resources of the Corporation will be determined by the outcome of the restructuring process and a number of other factors, including without limitation, market and economic conditions and the impact of these conditions on the price of steel products, raw material costs, the ability to fund critical capital projects, pension issues, and labour negotiations or disputes.

The Corporation's liquidity and capital resources position is summarized as follows:

			2005	2004
At December 31 ($ in millions)	Consolidated	Held for sale[c]	Continuing Operations	Consolidated
Cash, cash equivalents and restricted cash	51	9	42	43
Available lines of credit[a]	469[b]	66	403[b]	460[b]
Lines of Credit drawn down	208	17	191	216
Net liquidity	312	58	254	287

(a) After letters of credit usage.
(b) Includes $75 million DIP Credit Agreement.
(c) Held for sale represents the liquidity information pertaining to AltaSteel, Norambar, Stelwire, and Stelfil that will no longer be available to the Corporation due to the sale of these businesses in the first quarter of 2006.

The following graph reflects the quarterly net cash deficiency (cash, cash equivalents and restricted cash less lines of credit drawn down) of the continuing operations. As a result of the CCAA proceedings, no payments are being made on the Applicants' unsecured debt and other liabilities as disclosed in Note 7 to the Consolidated Financial Statements. To date, the Corporation is servicing all charges under its credit facilities.

Net Cash Deficiency (Continuing Operations)
($ in millions)



(206)
(209)
(201)
(153)
(93)
(35)
(143)
(149)
March 31, 2004
June 30, 2004
Sept. 30, 2004
Dec. 31, 2004
March 31, 2005
June 30, 2005
Sept. 30, 2005
Dec. 31, 2005

Financing Arrangements

Stelco Inc.

The accommodation agreement (the "Accommodation Agreement"), which provides for the continued access to the $350 Million Credit Facility, and the DIP Credit Facility were amended on December 1, 2005, resulting in the extension of these credit facilities to the earlier of March 31, 2006, the effective date of a Plan, termination of the DIP Credit Facility, and the date at which the Operating Lenders terminate the forbearance under the terms of the Accommodation Agreement due to a further event of default. The DIP Credit Facility was subsequently amended on December 31, 2005, modifying certain covenants associated with this credit facility.

Net Cash Flow

	Three months ended December 31			Year ended December 31		
(in millions)	2005	2004**	Favourable (Unfavourable)	2005**	2004**	Favourable (Unfavourable)
Cash provided by (used for)						
Net earnings from continuing operations adjusted for items not affecting cash	$ (70)	$ 73	$ (143)	$ 124	$ 289	$ (165)
Changes in operating elements of working capital	108	(3)	111	(10)	(158)	148
Directors and Officers in trust	–	–	–	–	(10)	10
Proceeds from the sale of assets (Note 5)	4	4	–	9	4	5
Proceeds from sale of Camrose Pipe (Note 5)	–	–	–	23	–	23
Expenditure for capital assets	(50)	(15)	(35)	(154)	(44)	(110)
Reduction of long-term debt (Note 17)	(3)	–	(3)	(17)	(11)	(6)
Other – net	1	–	1	2	(1)	3
Change in net cash positions	$ (10)	$ 59	$ (69)	$ (23)	$ 69	$ (92)

** Restated – see Note 10 to the Consolidated Financial Statements.

Overview

For the three months ended December 31, 2005, net cash of $10 million was required largely due to weak operating results ($70 million) and capital expenditures ($50 million), which were partly offset by cash provided by working capital ($108 million). Comparatively, $59 million of net cash was generated during the three months ended December 31, 2004. Relatively strong operating results ($73 million) were partially offset by cash required for capital expenditures ($15 million). Overall, $69 million more cash was required during the fourth quarter of 2005 as compared to fourth quarter 2004 mainly attributable to a $143 million deterioration in operating results and $35 million for capital spending, partially offset by $111 million of additional cash provided by working capital.

For the year 2005, $23 million of net cash was required. Strong earnings from continuing operations in the first half were partially offset by a substantially weaker fourth quarter resulting in $124 million for the year. In addition, gross proceeds from the sale of Camrose Pipe ($23 million) added to the positive net cash position. Largely offsetting these positive cash flows was $154 million of capital spending and $17 million for repayment of non-Applicant long-term debt. In comparison, $69 million of cash was generated during 2004 driven by very strong earnings from continuing operations ($289 million) partially offset by working capital requirements ($158 million), and capital spending ($44 million). Overall, $92 million less cash was generated in 2005 than was in 2004 attributable to weaker operating results in the second half of 2005 as compared to a very strong second half of 2004 netting $165 million and additional capital spending of $110 million partially offset by cash provided by working capital ($148 million), and gross proceeds from the sale of Camrose Pipe ($23 million).

Working Capital

QUARTER ENDED DECEMBER 31, 2005

Working capital represented a significant component of operating cash flow for continuing operations during 2005. While as a whole it was not of such significance in 2004, a number of components of working capital fluctuated substantially.

Three months ended December 31 (in millions)	2005	2004	Favourable (Unfavourable)
Cash provided by (used for)			
Accounts receivable	$ 83	$ 34	$ 49
Inventory	(35)	(84)	49
Accounts payable	53	35	18
Other	7	$ 12	$ (5)
Total	$ 108	$ (3)	$ 111

Accounts Receivable

During the fourth quarter of 2005, $83 million was provided by a decrease in accounts receivable. Lower shipments (primarily in December) at slightly lower selling prices resulted in more cash being collected from the previous quarter sales than was billed to customers during the current quarter.

In comparison, accounts receivable provided $34 million during the fourth quarter of 2004 resulting from a decrease in selling prices from those experienced in third quarter 2004 coupled with a decline in shipments in the latter half of the quarter.

Inventories

$35 million was required for an increase in inventories during the fourth quarter of 2005. Higher costs associated with steel inventories, largely due to high raw material input costs along with a larger quantity of iron ore pellets (associated with the winter build program) drove inventory higher during the quarter. Partially offsetting this increase was lower volumes and costs for coal, coke and coke related products.

During the fourth quarter of 2004, $84 million was required to finance an increase in inventories primarily related to higher costs and volumes of steel products and higher volumes of coal and iron ore. Partially offsetting these increases were lower scrap and coke quantities and cost.

Accounts Payable and Accrued

During the fourth quarter of 2005, $53 million of cash was provided due to increased accounts payable and accrued items that largely pertained to increased procurement activity in the quarter (including raw material purchases) and an increase in post-filing interest, which continues to be accrued. In addition, the Corporation has reduced the number of suppliers on prepayment terms and is beginning to re-establish trade terms with a number of other vendors.

In comparison, $35 million was sourced predominantly from an increase in accrued payables for coal and iron ore purchases and interest on stayed debt.

Other

$7 million of cash was provided during the fourth quarter of 2005. Much of the improvement resulted from a reduction in prepaid items, a large portion of which pertained to improved payment terms from vendors previously receiving cash before delivery.

Comparatively, $12 million was provided in the fourth quarter of 2004 largely due to a reduction in prepayments to suppliers.

YEAR ENDED DECEMBER 31, 2005

Working capital as a whole did not have a significant impact on operating cash flow during 2005, although a number of components changed substantially. During 2004, working capital was a significant requirement of operating cash flow.

Year ended December 31 (in millions)	2005	2004	(Unfavourable)
Cash provided by (used for)			
Accounts receivable	$ 78	$ (65)	$ 143
Inventory	(134)	(172)	38
Accounts payable	41	98	(57)
Other	5	$ (19)	24
Total	$ (10)	$ (158)	$ 148

Accounts Receivable

$78 million was provided by accounts receivable during 2005 resulting from a significant drop in selling prices from 2004 and lower overall shipments resulting in fewer sales being billed during the fourth quarter of 2005 compared to the fourth quarter of 2004.

For 2004, $65 million was required to finance an increase in receivables resulting largely from a steel-pricing environment near historic highs, partially offset by weaker shipments in the fourth quarter of 2005.

Inventories

For 2005, $134 million was required for an increase in inventories driven by higher costs and volumes of iron ore and coal. Steel inventory quantities were also higher and were produced at a higher cost due to increased prices for raw materials and energy costs. Partially offsetting these increases were lower costs associated with coke inventories.

Cash required to finance inventories during 2004 was $172 million. In spite of a Canadian dollar that continued to appreciate, historically high material input costs was the main driver behind the increase in the value of steel inventories. Steel quantities also increased significantly in an effort to replenish levels required to provide for efficient operation and customer supply. Coke inventories also grew as sufficient quantities were stockpiled at historically high prices to ensure availability in a period of scarcity in the industry.

Accounts Payable and Accrued

$41 million of cash was provided during 2005 primarily from the accrual of post-filing interest on the Applicants' long-term debt subject to compromise.

During 2004, $98 million of cash was provided from accounts payable and accrued. The Initial Order under the CCAA provided the Applicants with relief by way of staying trade payables and post-filing interest on stayed debt. Partially offsetting this increase was the erosion of credit terms following the filing when the majority of suppliers switched the Applicants to either a cash or prepayment basis.

Other

For 2005, $5 million of cash was provided resulting primarily from a decrease in prepaid items as the number of vendors on prepayment trade terms was reduced.

Cash required during 2004 to finance an increase of $19 million related primarily to an increase in prepaid items as many suppliers reacted to the Corporation's CCAA filing by switching trade terms to cash before delivery.

Investing Activities

Investment activities required $46 million during fourth quarter 2005 primarily due to capital expenditures of $50 million directed mainly towards the Stelco Lake Erie hot strip mill upgrade. For more information on the status of this project see "Operational Information – Equipment Upgrades".

For the fourth quarter of 2004, $11 million of investments were made which largely related to capital expenditures of $15 million. These expenditures related primarily to the Stelco Lake Erie hot strip mill upgrade and various projects at both Stelco Hamilton and the Corporation's various mining interests.

For the year 2005, $122 million was required for the investing activities of the Corporation. Spending on capital projects of $154 million included the Stelco Lake Erie hot strip mill upgrade, various projects at the Corporation's mining interests, and the Corporation's ERP system. Partially offsetting capital expenditures were $32 million of gross proceeds on the sale of Camrose Pipe, and other asset sales.

$50 million was invested during 2004 of which $44 million related to spending on capital projects including various projects at the Corporation's mining interests, the Corporation's ERP systems, the Stelco Lake Erie hot strip mill upgrade, and a new processing line at Baycoat. In addition, $10 million was deposited in a trust account in January 2004 to indemnify the directors and officers of the Stelco group of companies against claims and liabilities that may arise as a result of their association with the Stelco group of companies.

Net Debt*
($ in millions)


665
637
616
03
04
05

**Long-term debt and debt subject to compromise plus net short-term debt (bank indebtedness net of cash, cash equivalents, and restricted cash)*

Financing Activities

During the fourth quarter of 2005, $3 million was used to make a repayment against the debt associated with the Stelco Hamilton plate mill. Additional information on this obligation can be found in Notes 5, 7, and 17 to the Consolidated Financial Statements.

During 2005, $17 million was required to repay long-term debt reflecting repayments of non-Applicant subsidiaries

Comparatively, $11 million was required for repayments of long-term debt associated with a non-Applicant.

Contractual Obligations

The following is a summary of the principal obligations of the Corporation's continuing operations at December 31, 2005:

(in millions)	Total	2006	2007–2008	2009–2010	>2010
Long-term debt and debt subject to compromise[1]	$ 467	$ 447	$ 20	$ –	$ –
Capital leases	7	4	2	1	–
Operating leases	23	10	9	3	1
Purchase obligations and other commitments	577	252	156	110	59
Total	$ 1,074	$ 713	$ 187	$ 114	$ 60

(1) Includes the $90 million convertible debenture (see Note 17 to the Consolidated Financial Statements).

Details of long-term debt provisions are contained in Note 17 to the Consolidated Financial Statements. Repayment in 2006 includes long-term debt subject to compromise as these obligations are assumed to be settled upon Plan implementation (see CCAA Plan – Overview of the CCAA Plan). The debt associated with the Hamilton plate mill is also in default and due immediately. (See Note 17 to the Consolidated Financial Statements).

Purchase obligations and other commitments are for coal, electricity, natural gas, oxygen, certain operating services and equipment, and information systems support services.

Off-Balance Sheet Arrangements

Other than the operating lease obligations included in the Contractual Obligations table above, the Corporation had no off-balance sheet arrangements at either December 31, 2005 or 2004.

Financial Instruments

The Corporation did not utilize any third party financial instruments to mitigate interest rate or foreign exchange risk in 2005, and accordingly no such financial instruments were outstanding at December 31, 2005.

Outstanding Share Data

Under the CBCA, the Corporation is authorized to issue, in series, unlimited numbers of Preferred Shares and Common Shares without nominal or par value. The Corporation has the following shares outstanding:

Convertible Common shares outstanding	February 28, 2006	December 31, 2005	December 31, 2004
Series A	100,342,827	100,735,965	101,783,542
Series B	1,906,371	1,513,233	465,658
Total number of shares	102,249,198	102,249,198	102,249,200
Total (in millions)	$ 781	$ 781	$ 781

Stelco is authorized to issue an unlimited number of Series A Convertible Common Shares and an unlimited number of Series B Convertible Common Shares (collectively, the "Common Shares"). As of December 31, 2005, there were outstanding 100,735,965 Series A Convertible Common Shares and 1,513,233 Series B Convertible Common Shares. The Common Shares were delisted from the Toronto Stock Exchange at the close of business on March 10, 2006.

Under the articles of reorganization being filed in connection with the CCAA Plan, Stelco's authorized capital shall consist of an unlimited number of New Common Shares, an unlimited number of preferred shares and an unlimited number of redeemable shares. At the effective time of the CCAA Plan, each Series A Convertible Common Share and each issued Series B Convertible Common Share will be changed into 0.000001 of a Redeemable Share. Immediately thereafter, the Corporation will redeem the Redeemable Shares. In addition, the existing employee stock option program will be terminated on the Plan Implementation Date and no stock options will remain outstanding.

Upon emergence from CCAA, the Corporation will issue New Common Shares (see Overview of CCAA Plan – Treatment of Affected Claims).

Disclosure Controls and Procedures over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is collected and reported to senior management, including the Chief Executive Officer ("CEO") and the Senior Vice President, Finance and Chief Financial Officer ("CFO"), to allow timely decisions regarding required disclosure. At December 31, 2005, as required by the Canadian Security Administrators Multilateral Instrument 52-109, the CEO and CFO have evaluated the effectiveness of the Corporation's disclosure controls and procedures and have concluded that the disclosure controls and procedures are effective.

Changes in Accounting Policy

Accounting changes effective in 2006

Comprehensive Revaluation of Assets and Liabilities

Upon CCAA Plan implementation, there will be a substantial realignment of the equity and non-equity interests in the Corporation upon emergence from CCAA and the Corporation will be required, under Canadian GAAP, to adopt "fresh start" reporting in accordance with CICA Handbook section 1625 – Comprehensive Revaluation of Assets and Liabilities. Under fresh start reporting, the Corporation will undertake a comprehensive revaluation, based on the reorganization value as established and confirmed in the CCAA Plan, of its assets and liabilities by assigning a new fair value cost to all of the Corporation's assets and liabilities. Once the Corporation has completed this revaluation, the Statement of Financial Position will not be comparable to those previously reported.

Critical Accounting Assumptions and Estimates

The Corporation's Consolidated Financial Statements are prepared in accordance with GAAP as disclosed in Note 2 thereto.

In preparing Consolidated Financial Statements, management is required to make certain assumptions and estimates. Choosing one assumption or estimate from a range of possibilities can materially impact the amounts reported on the Statement of Earnings (Loss) or the Statement of Financial Position. Management reviews accounting assumptions and estimates regularly in light of past experience and current conditions or changes in GAAP, and utilizes outside consultants as necessary to arrive at appropriate assumptions and estimates to be used in the preparation of the Consolidated Financial Statements. The Audit Committee of the Board of Directors reviews the significant assumptions and estimates throughout the year.

Management considers assumptions and estimates relating to the following matters to be the most critical:

- Going concern
- Carrying value of long-lived assets (property, plant and equipment)
- Employee future benefits
- Income taxes
- Inventory valuation

As a result of the financial condition of the Corporation and the uncertainty associated with the CCAA filing on January 29, 2004, no sensitivity analyses have been presented in the following discussion.

Unless indicated otherwise, all adjustments related to the items below are reflected in Costs in the Consolidated Statement of Earnings (Loss).

Going Concern

The Consolidated Financial Statements have been prepared using the same GAAP as applied by the Corporation prior to the filing for CCAA. While the Corporation and certain of its subsidiaries have filed for and been granted creditor protection, these consolidated financial statements continue to be prepared using the going concern concept, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. A CCAA Plan has been sanctioned by the Court (see CCAA Plan above). Management believes that these actions make the going concern basis appropriate. However, the CCAA Plan implementation is subject to a number of conditions (see Conditions to CCAA Plan Implementation above) and it is not possible to predict the outcome of the CCAA proceedings and accordingly doubt exists as to whether the Corporation will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Corporation sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and/or classification of assets and liabilities, and expenses in these Consolidated Financial Statements. The Consolidated Financial Statements do not reflect any adjustments related to subsequent events related to conditions that arose subsequent to December 31, 2005.

Carrying Value of Long-Lived Assets

In accordance with GAAP appropriate for a going concern, property, plant, and equipment is carried at cost less accumulated amortization. This carrying amount is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The carrying value is considered recoverable if the sum of undiscounted cash flows from operations and cash flow from disposal of the property, plant, and equipment exceeds the carrying amount. The Corporation's CCAA protection triggers an impairment review. In estimating future cash flows from operations of the Corporation's property, plant, and equipment, the Corporation made certain assumptions about the reductions in operating costs that could be achieved in the restructuring of its operations. In addition, future cash flows are dependent upon the assumptions used for revenues and costs to produce product. The Corporation believes that these assumptions are consistent with use of the going concern assumption in the preparation of the Consolidated Financial Statements. In connection with the CCAA proceedings, any compromise of liabilities required the approval of affected creditors. There can be no assurance that future cash flows will be sufficient to recover the carrying amount of property, plant, and equipment.

Employee Future Benefits

The Corporation's continuing operations participate in a number of employee future benefit arrangements (principally providing pension and health care benefits) in Canada and the United States. These benefits represent a substantial cost to the Corporation. In 2005, a total of $250 million was charged to Costs ($236 million in 2004) in the Consolidated Statement of Earnings (Loss), representing approximately $73 per ton shipped in 2005 versus $65 per ton shipped in 2004. As indicated in Note 2 to the Consolidated Financial Statements, these plans are primarily of a defined benefits nature. As a result, complex actuarial and accounting rules are used to determine the expense to be recorded for the year and the accrued benefit obligation as at each measurement date, which corresponds to the year-end date, for the Corporation's principal defined benefit plans.

To arrive at the cost of employee future benefits to be recognized in the Consolidated Financial Statements, management is required to review and update various actuarial assumptions each year, based on a going concern concept. These assumptions include investment yields, discount rates, salary escalation, health care cost trends, retirement age, mortality rates, and other factors. The trend over the last few years has been towards lower investment yields, discount rates, mortality rates, and retirement ages. Coupled with benefit increases in labour contract settlements and escalating health care costs, these trends have generally resulted in significantly increased liabilities and corresponding increases in expense. Management consults certain outside advisors, including actuaries, in determining these factors in order to ensure that the assumptions chosen are reasonable and comparable to other large organizations. The assumptions used to calculate the 2005 year-end obligation do not impact the 2005 expense but will impact 2006 expense as described later in this section.

The obligations and costs incurred, based on these assumptions, are displayed in the tables and narrative contained in Note 22 to the Consolidated Financial Statements. As further outlined in Note 22, several adjustments are made to the costs incurred to arrive at the costs recognized in accordance with GAAP. These adjustments are intended to recognize the long-term nature of employee future benefits and reduce short-term volatility in the costs recognized.

The following comments highlight the significant 2005 changes and 2006 trends within the Corporation's principal pension and other benefit plans pertaining to continuing operations.

Pension Benefits

Pension benefit obligations are calculated using actuarial models. Accounting rules determine the related effects on pension expense. The assumptions affecting these include the discount rate, the expected return on plan assets, the average retirement age, and the mortality rate. In addition, benefit improvements have a material impact.

The discount rate enables the Corporation to calculate the present value of the benefit obligation as of the measurement date (December 31). There is little latitude in selecting this rate: it is the current yield on high-quality fixed income investments whose term and cash flow are similar to the liabilities under the plan. A lower discount rate increases the present value of the benefit obligation and therefore increases pension expense.

The expected long-term rate of return on plan assets is determined by assessing historical and anticipated investment returns on the various categories of plan assets. Similar to the discount rate, lower expected returns result in increased expense.

Establishment of the expected average retirement age is based on a review of the actual experience of the pension plans. Lower retirement ages result in increasing the benefit obligation as well as pension expense.

The mortality rate allows the Corporation to define the duration for which benefits are expected to be paid. Mortality rates are based on actuarial tables that are updated periodically to reflect expected mortality trends in the general population. A lower mortality rate (higher life expectancy) lengthens the benefit payment stream resulting in a higher benefit obligation and pension expense.

As at December 31, 2005, management made the following adjustments to these assumptions for continuing operations from December 31, 2004:

- Discount rate – reduced from 5.75% to 5.00%; and
- Expected long-term rate of return on plan assets – reduced from 7.50% to 7.00%

For continuing operations, the consolidated funded status deteriorated from a deficit of $816 million as at December 31, 2004, to a deficit of $953 million as at December 31, 2005, mainly as a result of the revised assumptions for the discount rate and long-term rate of return on plan assets, somewhat offset by better than expected return on plan assets. Under GAAP, the impact of changes to the above assumptions, benefit improvements, actual investment returns, and other changes are recognized over a number of years rather than in the year of occurrence. As a result, for accounting purposes, there is an accrued benefit asset of $112 million on the Consolidated Statement of Financial Position as at December 31, 2005 reflecting the deficit of $953 million reduced by $877 million of unamortized net actuarial losses, and $188 million of unamortized past service costs.

Other Benefits

The assumptions for other benefit plans are similar to pension plans, with the additional factor of health care cost trend rates. Changes in the health care cost trend rate have a significant effect on the accrued benefit obligation and recorded expense. (See Note 22 to the Consolidated Financial Statements for a sensitivity analysis.) As these plans are generally unfunded, changes to the assumptions do not materially impact cash outlays. Cash outlays are the actual amounts paid for other benefits.

As at December 31, 2005, management made the following adjustments to the Other benefit plan assumptions for continuing operations from December 31, 2004:

- Discount rate – reduced from 6.00% to 5.00%;
- Initial health care cost trend rate – increased from 7.9% to 8.1%; and
- Cost trend rate declining to 4.5% in 2014 (previous assumption was in 2013).

For continuing operations, the consolidated funded status deteriorated from a deficit of $1,201 million as at December 31, 2004, to a deficit of $1,364 million as at December 31, 2005, primarily due to these revised assumptions. Similar to the accounting rules for pension plans, the full impact of changes in assumptions is not recognized in the current year. Unamortized actuarial losses and past service costs of $470 million reduced the liability recorded on the Consolidated Statement of Financial Position to $894 million as at December 31, 2005, up from $855 million as at December 31, 2004.

The Corporation estimates that the above assumption changes will add an additional $14 million to Other benefit expense in 2006.

Further details on Pension and Other benefit plans are included in Note 22 to the Consolidated Financial Statements.

Income Taxes

Application of GAAP concerning future income taxes requires projection of tax rates expected to be in effect in years in which tax benefits will be realized. Changes to the amount and timing of tax rates in future years can impact the amount of income tax expense or recovery recognized in an accounting period. The realization of future income tax assets is dependent on the Corporation's ability to generate sufficient taxable income in future years to utilize income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustments to the value of future income tax assets and liabilities that could have a significant effect on earnings. (See Note 11 to the Consolidated Financial Statements.) Please refer to "Forward Looking Statements" on page 4.

Inventory Valuation

Valuation of inventories requires a number of estimates to be made, including inventory quality, condition, and obsolescence. These determinations require management to exercise judgment. Inventories are generally valued at cost, subject to adjustments required under certain circumstances to reflect replacement value or net realizable value. Management must exercise judgment in determining the appropriateness of values used to determine market value of finished product inventory. Cyclical changes in selling prices and/or input costs can result in material adjustments being made to the carrying value of finished product inventory.

Outlook

Stelco expects to exit from its Court-supervised restructuring process on March 31, 2006. As a condition of Tricap providing funding under the New Secured Revolving Term Loan, upon emergence, the Corporation's business structure will be reorganized into nine distinct limited partnerships with transactions between entities conducted on an arms-length basis. In addition, "fresh start accounting" will be adopted which will require a comprehensive revaluation of its assets and liabilities, the impact of which has not been determined at this time.

Entering 2006, steel service centre inventory levels have remained constant, resulting in order demand and pricing that has stabilized through the first quarter. However, selling prices beyond the first quarter remain subject to potential variability due to a stronger Canadian dollar and import levels.

As previously advised, the installation and commissioning delays associated with the Phase 2 upgrade of the Lake Erie hot strip mill will have a negative impact on financial results in the first quarter of 2006. The next outage to continue the implementation of the Phase 2 upgrade is currently scheduled in 2006. The Corporation's other strategic capital initiatives are expected to commence as soon as practicable after exit from CCAA.

Please refer to "Forward Looking Statements" on page 4.

Additional Financial Information

Additional information concerning Stelco, including the Corporation's 2005 Annual Information Form, may be viewed on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and at Stelco's Web site www.stelco.ca.

Courtney Pratt
President and
Chief Executive Officer

William E. Vaughan
Senior Vice President – Finance and
Chief Financial Officer

HAMILTON, ONTARIO
March 24, 2006

35

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Stelco reports results for the fourth quarter and year 2005

RECEIVED

HAMILTON, ON, March 24 /CNW/ - Stelco Inc. today released its 2005 Audited Consolidated Financial Statements together with Management's Discussion and Analysis, which outlines the Corporation's financial results and condition.

The results reported today include certain discontinued operations of the Corporation. During 2005 all of the non-core businesses in the Mini-mill and Manufactured Products segments were sold or committed to be sold in whole or in part. As a result, these business units were characterized as discontinued operations. Previously reported financial results have been restated to isolate their income statement and cash flow activities from the continuing operations of the Corporation. In addition, their assets and liabilities have been presented as held for sale.

For the year ended December 31, 2005, Stelco reported a net loss of $73 million ($0.71 per common share), including a $64 million net loss from discontinued operations. This compares with restated net earnings of $64 million ($0.63 per common share) for the year ended December 31, 2004, which included net earnings of $30 million ($0.30 per common share) from discontinued operations.

For the fourth quarter of 2005, Stelco reported a net loss of $120 million ($1.17 per common share), including a $53 million net loss from discontinued operations. During this period the continuing operations recorded production of 982,000 semi-finished tons and shipments of 888,000 tons. For the fourth quarter of 2004 Stelco had restated net earnings of $1 million ($0.01 per common share), which included a net loss of $20 million ($0.20 per common share) from discontinued operations, on production of 1,115,000 semi-finished tons and shipments of 881,000 tons from continuing operations.

The results issued today were attributable in large measure to factors that reduced revenue and increased costs. A longer than anticipated shutdown at the Lake Erie facility was incurred during the fourth quarter as the Company initiated the previously announced upgrading of the hot strip mill. The shutdown had a negative impact on the facility's overall production, as well as on the volume and mix of products shipped. This led to reduced revenue from sales. Other factors affecting revenue included softer demand, resulting in lower prices, and a higher Canadian dollar.

Increased costs were attributable to such factors as higher spending on raw material and energy, especially for coal, iron ore, natural gas and electricity. In addition, Stelco experienced increased repair, maintenance and supply costs associated with planned shutdowns at a number of facilities. As well, reorganization costs increased from $53 million in 2004 to $76 million in 2005.

Cash consumed from continuing operations for 2005 amounted to $23 million compared to $69 million generated in 2004. Major elements of cash consumption in 2005 included:

- $154 million usage for capital expenditures.
- $17 million used for the repayment of non-Applicant long-term debt.
- $124 million generated from cash earnings before working capital changes.
- $23 million generated from gross proceeds on the sale of Camrose Pipe.

As at December 31, 2005, Stelco's continuing operations net liquidity stood at $254 million. Cash, cash equivalents and restricted cash totaled $42 million. Available lines of credit stood at $403 million. And lines of credit drawn down totaled $191 million. Net short-term debt for continuing operations decreased from $152 million as at December 31, 2004 to $149 million as at December 31, 2005.

The Corporation noted that, entering 2006, customer inventory levels remained constant, resulting in stable order demand and pricing through the first quarter. Stelco also indicated that, as disclosed previously, financial

results for the first quarter of 2006 would be negatively affected by the longer than anticipated shutdown of the Lake Erie hot strip mill during the fourth quarter of 2005.

Courtney Pratt, Stelco's President and Chief Executive Officer, said, "The past year was one of transition for Stelco. The bottom line results were recorded in the context of much more positive developments that bode well for the Company's future. These included the achievement of a consensual restructuring plan, the conclusion of agreements to place the pension plans on a sound financial footing, the sale of non-core assets, the announcement of a contribution by the federal government to the funding of our electricity cogeneration projects, and the ratification of a new collective bargaining agreement at Lake Erie.

"Stelco is poised to emerge from Court protection on March 31, 2006 with an improved financial position, a new board of directors, a new president and chief executive officer, and a new organizational structure. These factors, together with a dedicated workforce and quality products, provide the opportunity for Stelco to be a viable and competitive steel producer going forward."

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high-quality, value-added hot rolled, cold rolled, coated sheet and bar products.

This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 07:47e 24-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350

36

Attention Business/Financial Editors:
Stelco announces distribution record date

HAMILTON, ON, March 24 /CNW/ - Stelco Inc. announced today that it has been informed by Toronto Stock Exchange ("TSX") that at the opening on March 24, 2006, TSX will halt trading on its 9.5% Convertible Subordinated Debentures due 2007 (TSX: STE.DB) (the "Debentures") and will delist the Debentures at the close on March 24, 2006. The company's restructuring plan (the "Plan") is expected to be completed on March 31, 2006. Accordingly, Stelco has set a record date of the close of business on March 28, 2006 for the distribution of New Common Shares, New Warrants, New Secured Floating Rate Notes (the "FRNs") and cash to its affected creditors, including holders of the Debentures. Distributions to which the holders of Debentures may be entitled will be paid to the Monitor in trust in accordance with the Plan.

TSX has conditionally approved the listing of the New Common Shares, New Warrants and FRNs. It is anticipated that trading of these securities will begin on TSX on or about April 3, 2006.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2004 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 09:06e 24-MAR-06

37

STELCO INC.

CODE OF ETHICS & BUSINESS CONDUCT

December 2005

OUR MISSION

Stelco Inc. is a market-driven, technologically advanced Canadian steel producer, dedicated to meeting the requirements of its customers. Our employees will achieve these objectives in healthy and safe environments through the maximum development of their skills; by the creation and application of innovative process and product technology; through the identification and pursuit of new market opportunities; and by providing superior levels of quality and service.

STELCO'S CODE OF ETHICS AND BUSINESS CONDUCT

TABLE OF CONTENTS

STELCO'S CODE OF ETHICS AND BUSINESS CONDUCT

Stelco, as used throughout this Code of Ethics and Business Conduct (referred to herein as the "Code"), means Stelco Inc. and its Subsidiaries.

I. GENERAL

This policy statement applies to the directors, officers and employees (referred to herein as "employees") of Stelco. Employees are responsible for reading, understanding and complying with the Code.

The Code is not meant to be a complete listing of ethics and business conduct covering every eventuality. Consequently, should an employee be confronted with a situation where further guidance is required, the matter should be discussed with their immediate supervisor, department head, personnel department or senior management.

Stelco is committed to conducting its business affairs in compliance with all applicable laws, statutes and regulations and expects employees acting on its behalf to do likewise. In addition, business dealings among employees and by employees with shareholders, customers, suppliers, community organizations and governmental and regulatory authorities must be based on principles of honesty, integrity and the ethical standards outlined below.

Employees are expected to report situations of non-compliance with respect to this Code of which they become aware, to their immediate supervisor or to the General Office Human Resources Department by mail or at ext. 4504 inside Stelco or 905-577-4504 locally. If calling long distance employees can call toll free 800-465-0034 (dial ext. 4504). Aside from instances of non-compliance, employees may also report concerns relating to ethics and business conduct in the same manner. If the employee chooses to remain anonymous, every effort will be made to respect this request. It is Stelco's policy not to take any action against an employee who reports in good faith regardless of whether or not the report proves to be accurate.

A failure to comply with the Code will result in disciplinary actions up to and including termination.

II. INTEGRITY OF RECORDS AND SOUND ACCOUNTING PRACTICES

Stelco takes very seriously the accuracy of its financial records and financial statements. Accuracy and reliability in the preparation of all business records is of critical importance to the decision making process and to the proper discharge of financial, legal and reporting obligations. All business records, expense accounts, invoices, bills, payroll and employee records and other reports are to be prepared with care and honesty. False or misleading entries are not permitted in the books of Stelco's various businesses. All Corporate, Subsidiary and Business Unit assets and liabilities are to be recorded in

compliance with Stelco's accounting and internal control procedures and with generally accepted accounting policies.

III. MAINTENANCE OF ASSETS

All employees have a responsibility to protect Stelco's assets against loss, theft, abuse and unauthorized use or disposal. "Stelco's assets" refers to all property whether tangible, intangible or electronic in form, which includes the Corporation's products, equipment, vehicles, computers and software.

IV. CONFIDENTIALITY

During the normal course of business, employees will have access to business and information records of a confidential nature. Confidential information is any information, which has not been made public by the Company through its designated spokespersons or publicly disclosed documents. Confidential business information is not to be disclosed externally or used for any inappropriate purpose such as trading in shares. These requirements apply both during and after termination of employment.

Confidential material could include information developed by other employees or information acquired from outside sources, sometimes under obligations of secrecy. Employees are expected to utilize such information exclusively for business purposes. The information must not be disclosed externally without the approval of their supervisor or used for any inappropriate purpose.

In cases where information or records are obtained under an agreement with a third party, such as software licenses or technology purchases, employees must ensure that the provisions of such agreements are strictly adhered to. Unauthorized disclosure or use of information or records associated with third party agreements could expose the employee involved and/or Stelco to serious consequences.

V. CONFLICT OF INTEREST

Employees should never engage in conduct, which is harmful to Stelco or its reputation.

All employees have an obligation to be entirely free of conflicting interests when they represent Stelco in business dealings or are making recommendations, which could influence Stelco's subsequent actions.

Stelco respects the right of employees to privacy in their personal activities and financial affairs. The prime purpose of this section of the Code is to provide guidance to employees so that they can avoid situations in their personal activities and financial affairs, which are, or may appear to be, in conflict with their responsibility to act in the best interests of Stelco. Keep in mind, the Code cannot specifically deal with every potential conflict situation. Use, therefore, common sense in approaching conflict situations.

In general terms, a conflict of interest will exist where an employee's personal activities, interests or financial affairs, may influence or threaten to influence their judgment in the performance of their duties to Stelco. Conflicting interests may be direct or indirect. For example, the interest may be that of the employee, a family member, a relative, or a business enterprise in which any of these individuals have an interest, financial or otherwise. Some examples of conflict are discussed below:

1. FINANCIAL INTERESTS: A conflict of interest will likely exist when an employee who is able to influence business with Stelco, owns, directly or indirectly, a beneficial interest in an entity which is a competitor of Stelco, or which has current or prospective business with Stelco as a supplier, customer, or contractor. A conflict is not likely to exist, however, where the interest in question consists only of shares, bonds or other securities of an entity, which is listed on a securities exchange and where the amount of this interest is less than one percent of the value of the class of securities involved.

2. INVOLVEMENT WITH THIRD PARTIES: A conflict of interest will likely exist when an employee, directly or indirectly, acts as a director, officer, employee, consultant, or agent of an entity that is a competitor of Stelco, or which has current or prospective business as a supplier, customer or contractor with Stelco. Similarly, a conflict of interest may exist when an employee undertakes to engage in an independent business venture or to perform work or services for another business, civic or charitable institution to the extent that the activity involved prevents such employee from devoting the time and effort to the conduct of Stelco's business, which their position requires.

3. RELATIONSHIP WITH CUSTOMERS AND SUPPLIERS: A conflict of interest will arise when an employee, either directly or indirectly, solicits and/or accepts any gift or favour from any person or organization which is a competitor of Stelco, or which has current or prospective business with Stelco as a customer, supplier or contractor. The acceptance or prospect of gifts or favours may tend to limit or give the appearance of limiting the employee-recipient from acting solely in the best interests of Stelco in dealings with these persons or organizations. It is important to avoid any gift or favour that may give the appearance of undue influence regardless of whether or not you think the gift or favour can or will affect your judgment.

A "gift" or "favour" includes any gratuitous service, loan, discount, money or article of value. It does not include loans from financial institutions on customary terms or articles of nominal value normally used for sales promotion purposes, ordinary business meals or reasonable entertainment consistent with local, social or business customs.

Employees should refer any question regarding what nominal benefits are permitted to their supervisor. If a nominal benefit becomes repetitive, the employee-recipient must have their supervisor rule on its continuing appropriateness.

4. MISAPPROPRIATION OF BUSINESS OPPORTUNITIES: A conflict of interest will likely exist when an employee, without the knowledge and consent of Stelco, appropriates for their own use, or that of another person or organization, the benefit of any business venture, opportunity or potential about which he may have learned or may have developed during the course of his employment.

Employees are requested to bring any potential conflict of interest situation to the attention of their immediate supervisor for discussion, review and written approval. This helps avoid any misunderstanding between Stelco and the employee.

VI. COMPANY ASSETS

Company assets are meant for Stelco's use, not personal use. Company assets include computers and software. Employees can only access the Internet for personal use when it involves a nominal amount of the employee's work time.

VII. POLITICAL CONTRIBUTIONS

By way of supporting the democratic process, Stelco may make contributions to political parties as permitted by law. Any such contributions must be approved, in advance, by the Office of the Secretary of the Corporation. No contributions of any kind may be made to any political party, candidate or campaign on behalf of Stelco without this approval.

VIII. IMPROPER BUSINESS PAYMENTS

The following are deemed improper business payments and are therefore prohibited.

1. The offering or accepting of bribes, payoffs or kickbacks made directly or indirectly to obtain an advantage in a commercial transaction.

2. The offering of gifts, gratuities, entertainment or other similar payments, except to the extent customary and reasonable in amount and not in consideration for any improper action by the recipient.

IX. LAWS, STATUTES AND REGULATIONS

It is the policy of Stelco to comply, not merely with the letter, but also with the spirit of the law. Management at all the Business Units are required to maintain compliance with various acts, statutes and regulations governing activities in the jurisdictions in which they carry on business.

This Code does not seek to provide legal guidance for all laws, statutes and regulations that impact Stelco's activities. Specialized resources – legal, tax, environmental, government relations, personnel – are available within Stelco for that purpose. There are, however, several items of legislation that warrant specific mention. These are listed below along with some general guidelines for compliance.

1. HEALTH AND SAFETY LAWS

Stelco is committed to create and maintain healthy and safe workplaces for its people. Employees are expected to comply with all safety laws, regulations and business unit directives (which may not necessarily be a law or regulation).

2. ENVIRONMENTAL LAWS

Stelco is committed to preserve and enhance the environment in the communities where its various businesses operate through responsible and environmentally-oriented operating practices. To this end, it works closely with government and other groups on programmes aimed at reducing emissions and the use of toxic substances in industrial processes. Employees are encouraged to participate in undertakings geared to improving the environment in both their workplace and their community.

3. HUMAN RIGHTS LEGISLATION

Every person has the right to equal treatment with respect to employment and without discrimination because of race, ancestry, place of origin, colour, ethnic origin, citizenship, creed, sex, sexual orientation, age, record of offences, marital status, family status or handicap. Stelco has no tolerance for less than equitable treatment of any kind.

4. COMPETITION ACT

Stelco is required to make its own decisions on the basis of the best interests of the Corporation and must do so independent of agreements or understandings with competitors. The Competition Act prohibits certain arrangements or agreements with others regarding product prices, terms of sale, division of markets, allocation of customers or any other practice, which restrains competition. While the areas of highest risk are the marketing departments, Stelco can also be put at risk through the activities of employees within trade associations. It is important, therefore, to review the charter, by-laws and activities of these associations before becoming actively involved.

5. SECURITIES LAWS

Employees who possess material, non-public information may not buy or sell Stelco securities while such information remains non-public. These trading

prohibitions apply to employees at all levels – not just officers or managers. The prohibition on such trading is based on such information potentially providing an unfair advantage to the employee. You should consider information to be material if there is a reasonable prospect that an investor would consider the information to be important in arriving at a decision to buy, sell or hold Stelco securities. Where you have any doubts, contact your supervisor.

X. ADMINISTRATION OF THE CODE

1. Responsibility for the periodic review and revision of this Code lies with the Stelco Inc. Executive.

2. Questions concerning this Code should be referred to an employee's immediate supervisor, department head, personnel department, division vice president or subsidiary head. In the case of directors, questions should be directed to the Chairman of the Board.

38

stelco

STELCO INC.
ANNUAL INFORMATION FORM

March 24, 2006

Table of Contents

ANNUAL INFORMATION FORM

1. INCORPORATION AND RELATED INFORMATION

This Annual Information Form, including the documents incorporated by reference, contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as ''plans'', ''expects'' or ''does not expect'', ''is expected'', ''budget'', ''scheduled'', ''estimates'', ''forecasts'', ''intends'', ''anticipates'' or ''does not anticipate'', or ''believes'', or variations of such words and phrases or state that certain actions, events or results ''may'', ''could'', ''would'', ''might'' or ''will'' be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include, but are not limited to: (A) factors relating to the CCAA Plan and the arrangement (the "CBCA Plan") under the Canada Business Corporation Act (the "CBCA") and the results expected to be achieved from the successful implementation of the CCAA Plan, including the expected CCAA Plan implementation date; the expectation that plan implementation will be achieved; and the completion of the reorganization of Stelco under the CBCA Plan into discrete business units to create maximum financial and operating flexibility and increased accountability; and (B) factors relating to the business, financial position, operations and prospects of Stelco, including (1) Stelco's strategies and plans; (2) labour matters related to Stelco's predominantly unionized workforce; (3) pension matters including the requirement to make solvency deficiency payments and the availability of a Section 5.1 Election with respect to such payments; (4) changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; (5) new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; (6) Stelco's energy and raw material costs; (7) the volatility of selling prices for steel; (8) international trade matters, including increases in steel imports into Canada; (9) employee matters, including the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; (10) development of new products; and (11) planned capital expenditures and tax payments. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: the ability of Stelco and its stakeholders to implement the CCAA Plan; Stelco's ability to meet the conditions to CCAA Plan implementation; exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Stelco's views as of any date subsequent to the date of this Annual Information Form.

1.1 Stelco Inc.

Stelco Inc. ("Stelco" or the "Corporation") is a corporation amalgamated under and governed by the *Canada Business Corporations Act.* Its registered and principal office is located at 386 Wilcox Street (formerly 100 King Street West), Hamilton, Ontario, Canada. Stelco came into existence as The Steel Company of Canada, Limited in 1910. The Corporation was continued pursuant to the *Canada Business Corporations Act* (the "CBCA") by certificate of continuance dated June 27, 1980. On January 1, 1999, the Corporation amalgamated with its wholly owned subsidiary, Lake Erie Steel Company Ltd. The year-end of the Corporation is December 31.

In early 2004, after a thorough financial and strategic review, Stelco concluded that it faced a serious viability issue. The Corporation incurred significant operating and cash losses in 2003 and believed that it would have exhausted available sources of liquidity before the end of 2004 if it did not obtain legal protection and other benefits provided by a Court-supervised restructuring process. Accordingly, on January 29, 2004, Stelco and certain subsidiaries filed for protection under the *Companies' Creditors Arrangement Act (Canada)* ("CCAA"). Stelco obtained an order (the "Initial Order") from the Ontario Superior Court of Justice (the "Court") granting it creditor protection under the CCAA. The stay period under the Initial Order expires on March 31, 2006, subject to extension by the Court. Protective proceedings were also taken in the United States, as discussed below.

There has been no meeting of shareholders of Stelco since April 30, 2003. Pursuant to an Order of the Court dated April 13, 2004 made in the CCAA proceedings, Stelco was permitted to defer its annual general meeting of shareholders to a date no later than three months after the end of the CCAA proceedings. As a result, a Management Information Circular has not been filed for 2004 or 2005.

1.2 The Stelco Group of Businesses

Based on Stelco's four-point strategy, it was determined that Stelco's future operations would be focused on the Integrated Steel business in Hamilton and Lake Erie and all of the businesses of the Mini-mill and Manufactured Products segments would be sold as non-core assets. The Mini-mill and Manufactured Products segments were deemed non-core and all were sold by February 1, 2006. The corporate structure of the business as at March 24, 2006, is set forth in the chart below. Under the CBCA Plan (described below), Stelco will transfer certain assets to nine separate limited partnerships.



STELCO INC. (Canada)
Integrated Steel
100% Owned
Joint Ventures
*Stelco Hamilton
* Stelco Lake Erie
Stelco USA, Inc
(Delaware)
Z-Line Company (60%)
(Ontario general partnership)
Baycoat Partnership (50%)
(Ontario limited partnership)
D.C. Chrome Limited (50%)
(Ontario – a corporate joint venture of Stelco Inc.)
Wabush Mines (44.6%)
Hibbing Mines (14.7%)
Tilden Mining Company, LC (15.0%)
* A Division of Stelco Inc.

2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 Recent Events

Based on a financial and strategic review that began in 2003, Stelco concluded that it faced a serious viability issue. Its problems included a high-cost structure, a deteriorating cash position, and an inability to compete against other steel companies that had benefited from their own restructuring. Stelco determined that it needed to reduce its costs, improve productivity, and focus on key operations and products to remain viable.

On January 29, 2004 (the "Filing Date"), Stelco obtained the Initial Order from the Court granting creditor protection under the CCAA. The Initial Order has been and may be further amended throughout the CCAA proceedings on motions from Stelco, its creditors, and other interested stakeholders. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The Canadian proceedings include Stelco and its wholly owned subsidiaries, Stelwire Ltd. ("Stelwire"), Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), and Welland Pipe Ltd. ("Welland Pipe"), which are collectively referred to as the "Applicants". The U.S. proceedings include Stelco, Stelwire, and Stelpipe. Welland Pipe was closed on March 7, 2003 (see Note 10 in the Corporation's 2005 Consolidated Financial Statements). The Corporation's other subsidiaries and joint ventures are not included in the proceedings. During the stay period, the Applicants are authorized to continue operations. Ernst & Young Inc. (the "Monitor") was appointed by the Court as Monitor in the Canadian proceedings and has been reporting to the Court from time to time on the Applicants' cash flow and other developments during the proceedings.

The purpose of the Initial Order and stay of proceedings is to provide the Applicants with relief designed to stabilize their operations and business relationships with their customers, suppliers, employees, and creditors.

The CCAA proceedings triggered defaults under substantially all debt obligations of the Applicants (see Notes 7 and 17 to the Consolidated Financial Statements). The Initial Order generally stays actions against the Applicants including steps to collect indebtedness incurred by the Applicants prior to the Filing Date and actions to exercise control over the Applicants' property. The Initial Order granted the Applicants the authority to pay outstanding and future wages, salaries, employee pension contributions and benefit payments, and other obligations to employees; the costs of goods and services, both operating and of a capital nature, provided or supplied after the date of the Initial Order; rent under existing arrangements payable after the date of the filing; and principal, interest, and other payments to holders of security in respect of the property of the Applicants if the amount secured by such security is, in the reasonable opinion of the applicable Applicant, with the concurrence of the Monitor, less than or equal to the fair value of such security, having regard to, among other things, the priority of such security.

By order dated October 4, 2005, the Applicants were authorized to call and conduct meetings of Affected Creditors (as defined in the CCAA Plan) on November 15, 2005, to consider and vote on their plan of arrangement and reorganization dated October 3, 2005 (the "Original Plan"), as amended from time to time. As a result of extensive negotiations with stakeholders, the Original Plan was amended and on December 9, 2005, a majority in number of Affected Creditors representing more than two-thirds in value of the Affected Claims (as defined in the CCAA Plan) of each class voted to approve and adopt the CCAA Plan.

Stelco expects to emerge from Court protection under the CCAA on March 31, 2006.

The completion of the CBCA Plan is a condition precedent to obtaining a term loan from Tricap Management Limited ("Tricap") under the CCAA Plan. In connection with the CBCA Plan, Stelco will transfer certain of its assets into nine separate limited partnerships, each of which will carry on its own business, with some services being provided by Stelco (see section 2.3 "CBCA Plan" on page 8)

2.2 Three-year Overview

Stelco currently produces and markets rolled steel products. In 2005, Stelco's Integrated Steel segment produced 3.9 million tons of semi-finished steel and shipped 3.4 million tons of steel products valued at $2.6 billion. Annual integrated steelmaking capability at January 1, 2006, is 4.8 million semi-finished tons. During 2005, Stelco operated an integrated steel business consisting of two steel-producing plants: Stelco Hamilton in Hamilton, Ontario, and Stelco Lake Erie in Nanticoke, Ontario. Prior to their sale in 2005 and early 2006, Stelco's operations also consisted of its mini-mill business and its manufactured products business. Stelco sold two mini-mill steel-producing subsidiaries in the first quarter of 2006: Norambar Inc. ("Norambar") in Contrecoeur, Quebec, and AltaSteel Ltd. ("AltaSteel") in Edmonton, Alberta. Stelco also sold its manufactured products businesses comprising Stelfil Ltée ("Stelfil"), Stelwire and Stelpipe in 2005 and 2006. Steel products supplied by Stelco businesses to the North American market include hot rolled, cold rolled and coated sheet, and bars.

Over the three-year period 2003 to 2005, total Integrated Steel assets have decreased by approximately $193 million mainly due to: recording of valuation allowances against future income tax assets in 2003; and a write-down of the Stelco Hamilton plate mill assets in 2003. This was partially offset by an increase in capital spending and an increase in working capital.

2003

In 2003, negative factors affected the Corporation including significant cost increases for inputs such as energy and scrap, as well as rising employee future benefit costs, industry overcapacity, and an increase in the value of the Canadian dollar relative to its U.S. counterpart. Another major negative factor was the emergence of a number of U.S. mills from creditor protection with reduced cost structures.

Average revenue per ton decreased in 2003 by 6% compared with 2002 due to the significant appreciation of the Canadian dollar relative to the U.S. currency, weak market demand, and a lower value-added mix of sales reflecting increased slab, billet, hot rolled, and Norambar bar sales.

Cost per ton was higher in 2003 than in 2002 due mainly to: higher input costs (particularly natural gas and scrap); reduced production levels at Stelco Hamilton in the first half of 2003 as a result of weak market demand and measures taken to reduce inventory levels; higher pension and health care expense; and a significant power outage in August. The cost increases were partially offset by: the lower value-added mix of sales, production recommencing at Norambar after the strike in 2002, cost reduction initiatives that included productivity and yield improvements primarily at the Integrated Steel Segment, and a $13 million property tax settlement at Stelco Hamilton.

Effective January 1, 2003, Stelco combined its two integrated steel operations located in Hamilton, Ontario, and Nanticoke, Ontario, into one business called Stelco Integrated Steel. Stelco announced the permanent closure of Welland Pipe on March 7, 2003, and a decision was made to close the plate mill at Stelco Hamilton in the fourth quarter of 2003.

In November 2003, Stelco renegotiated and renewed the terms of its $350 million credit facility (the "$350 Million Credit Facility").

2004

On January 29, 2004, the Applicants obtained the Initial Order from the Court granting them creditor protection under the CCAA. The Initial Order triggered defaults under substantially all debt obligations of the Applicants. The Initial Order, however, generally stays actions against the Applicants including steps to collect indebtedness incurred by the Applicants prior to the Filing Date and actions to exercise control over the Applicants' property. The Initial Order granted the Applicants the authority to pay outstanding and future wages, salaries, employee pension contributions and benefit payments, and other obligations to employees; the costs of goods and services, both operating and capital, provided or supplied after the date of the Initial Order; rent under existing arrangements payable after the date of the filing; and principal, interest, and other payments to holders of security in respect of the property of the Applicants if the amount secured by such security is, in the reasonable opinion of the applicable Applicant with the concurrence of the Monitor, less than or equal to the fair value of such security, having regard to, among other things, the priority of such security.

The Initial Order also created an event of default under the $350 Million Credit Facility. Stelco entered into the Accommodation Agreement, which provides for the continued access to the Applicants' $350 Million Credit Facility, and a $75 million Debtor-in-Possession Credit Agreement (the "DIP Credit Agreement") in early 2004. Following the CCAA filing, the Corporation was required to maintain a minimum of $75 million of excess eligible collateral over its drawings, letters of credit, and overdraft facility. Each of the other Applicants has guaranteed payment of the Corporation's obligations to the Lenders under the $350 Million Credit Facility and the DIP Credit Agreement. The $350 Million Credit Facility and related guarantees of the other Applicants have been secured by a first charge on the receivables, inventory and general intangibles of, and a second charge on the property, plant and equipment of, the Corporation and the other Applicants. Additionally, the $350 Million Credit Facility is secured by a first pledge of the shares of certain subsidiaries of the Corporation. The DIP Credit Agreement and related guarantees of the other Applicants are secured by a second charge on the receivables, inventory and general intangibles of, and a first charge on the property, plant and equipment of, the Corporation and the other Applicants. Additionally, the DIP Credit Agreement is secured by a second pledge of the shares of certain subsidiaries of the Corporation. The Applicants entered into amending agreements dated December 1, 2005, resulting in the extension of the credit facilities under the existing $350 Million Credit Facility and the DIP Credit Agreement to the earlier of March 31, 2006 and the effective date of the Plan, subject to termination of the credit facilities as a result of the occurrence of an event of default.

In July 2004, Stelco announced a four-point strategy to achieve a more stable revenue stream and competitive cost structure. The strategy's four-points are:

- Build on existing strengths that differentiate it from other steel producers;
- Focus on high-quality products for value-added markets, including the automotive and other sectors;
- Simplify the number of product lines, processes and facilities;
- Invest in new facilities that strengthen Stelco's competitive advantage.

The core of Stelco's operations is the integrated steel business in Hamilton and Lake Erie. Stelco planned to concentrate on producing higher-value products for value-added markets, including the automotive, construction and other manufacturing sectors.

As discussed under the CBCA Plan (see section 2.3 on page 8), the Hamilton and Lake Erie steel businesses will be transferred to separate limited partnerships.

Stelco reduced its ongoing operating costs through workforce attrition (in excess of 700 employees in 2004) with annual wages and salaries savings estimated at $40 million. The corporate office was moved to available premises at Stelco Hamilton, saving approximately $5 million in annual lease costs.

In 2004, the Canadian steel industry began to benefit from increased global demand, especially from China. Revenue per ton increased significantly in 2004, peaking in the third quarter. Factors positively affecting average revenue per ton for Canadian steel producers included improved market demand, which had the effect of raising prices, selling price surcharges implemented to cover high raw material and energy costs, and higher value-added mix of sales due to increased coated and prepaint shipments and reduced slab, hot rolled and rod sales.

Cost per ton increased in 2004 over 2003 primarily due to an unprecedented rise in raw material and energy costs (particularly scrap, coal, coke, natural gas, reagents, and fluxes), the higher value-added mix of sales, higher employment costs, higher spending for repairs and maintenance and supplies at the Integrated Steel business unit, a property tax settlement of $13 million at Stelco Hamilton in the third quarter of 2003, the work stoppage at the Wabush iron ore mine, and the Lake Erie blast furnace outage in June 2004. The above cost increases were partially offset by a $10 million partial recovery from an insurance claim related to the Lake Erie blast furnace outage in June 2004, increased production and yield improvements primarily at Stelco Hamilton, and a strengthening Canadian dollar.



Spot Price
Hot Rolled Sheet
(midwest market average in US$ per net ton)
US$ per net ton
800
700
600
500
400
300
200
100
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005



Purchased Coke & Scrap
Price Index
600
500
400
300
200
100
0

	2002	2003	2004	2005
Coke	100	207	513	370
Scrap	100	103	195	140

2002 = 100



Natural Gas & Electricity
Price Index
180
160
140
120
100
80

	2002	2003	2004	2005
Natural Gas	100	130	142	167
Electricity	100	102	99	124

2002 = 100

The Stelco Lake Erie labour contract with Local 8782 of the United Steelworkers (the"USW") expired on July 31, 2004. The bargaining unit employees continued to work after the labour contract expired. A new labour contract was negotiated and became effective January 1, 2006, and will expire on July 31, 2009.

On July 5, 2004, Locals 6285, 6254 and 6680 of the USW at the Wabush iron ore mine, a joint venture partnership in which Stelco has a 44.6% interest and a supplier of iron ore pellets to Stelco, commenced a strike. On October 10, 2004, new collective agreements were ratified by the relevant labour unions, ending the strike. The collective agreements at Hibbing Mine and Tilden Mining Company expired on July 31, 2004. Stelco has a 15% interest in each of these mines. On July 28, 2004, tentative contract settlements for both these mines were reached and subsequently ratified.

The closure of CHT Steel occurred in February 2004. The rod mill at Stelco Hamilton closed in September 2004. After the plate mill was closed in 2003, a sale agreement for the plate mill assets was entered into with a purchaser in November 2004 and the transaction closed in June 2005 (see Note 5 to the Corporation's 2005 Consolidated Financial Statements). A sale agreement was executed in August 2004, for the sale of the 16" mill at Stelpipe that had been idle since 1998. The sale of the Welland Pipe Ltd. spiral-weld pipe mill closed in October 2004.

2005

For the year ended December 31, 2005, net sales were similar to 2004, mainly due to the renewal of customer contracts for 2005 at higher prices, offset by lower spot market prices, and lower shipments. The net loss from continuing operations of $9 million included $76 million of pre-tax charges related to reorganization items.

Average revenue per ton increased in 2005 by 5% compared with 2004 due to the renewal of customer contracts for 2005 at higher prices, selling price surcharges implemented to cover high raw material and energy costs in the first half of 2005, partially offset by weaker spot market prices in the second half of 2005 compared to the same period in 2004, the negative impact of the higher Canadian dollar, the impact of the Lake Erie hot strip mill outage on shipments, and a lower value-added mix of sales mainly due to increased slab sales.

Cost per ton increased in 2005 by 9% compared with 2004 due to a rise in raw material and energy cost, particularly iron ore, coal, natural gas, and electricity; the fixed cost per ton impact of reduced output at the primary operations and Integrated Steel finishing mills required to balance steel inventory levels with market demand; and the impact of the Lake Erie hot strip mill upgrade; higher spending for repairs and maintenance and supplies; and higher fuel costs related to the mix of fuels used. The cost increases were partly offset by lower purchased coke and scrap prices, a lower value-added mix of sales, reduced labour costs at Stelco Hamilton, and a strengthening Canadian dollar.

In 2005, Stelco reduced its ongoing operating costs through workforce attrition (approximately 500 employees) with annual wages and salary savings estimated at $25 million.

During 2005, as part of its four-point strategic plan, Stelco sold:

(i) its 40% partnership interest in Camrose Pipe to Canadian National Steel Corporation. Proceeds of the sale of $22.5 million were held in escrow pending expiry of the appeal period applicable to the approval order;

(ii) the Welland Pipe U and O pipe mill for $4 million;

(iii) substantially all of Stelpipe's assets to Lakeside Steel Corporation, a wholly owned subsidiary of Romspen Investment Corporation, which closed on October 31, 2005. The pre-tax loss recorded in 2005 on this sale was $51 million of which $21 million related to settlement and curtailment expenses both associated with the pension and other benefit plans related to the employees transferred to Lakeside Steel. The remainder reflects the loss on the sale of these assets;

(iv) AltaSteel to Moly Cop Steel Inc., an affiliate of Scaw International Sarl, which closed on January 31, 2006, with gross proceeds of $77 million (subject to final working capital adjustments). During the fourth quarter of 2005, a pre-tax curtailment loss of $12 million was recorded relating to the pension and other benefit plans at AltaSteel; and

(v) Norambar, Stelwire, and Stelfil to Mittal Canada Inc., which closed on February 1, 2006, with gross proceeds of $30 million (subject to final working capital adjustments). During the fourth quarter of 2005, a pre-tax curtailment loss of $23 million was recorded relating to the pension and other benefit plans at these subsidiaries.

2.3 CBCA Plan

A condition precedent to obtaining the term loan from Tricap under the CCAA Plan is that Stelco is reorganized into discrete business units in order to create maximum financial and operating flexibility and increased accountability for results. Accordingly, Stelco obtained a court order approving the CBCA Plan pursuant to section 192 of the Canada Business Corporations Act. Under the CBCA Plan, at the effective time (currently proposed to be March 31, 2006), Stelco will transfer substantially all of its assets into nine separate limited partnerships: the Hamilton Steel Limited Partnership, the Lake Erie Steel Limited Partnership, the Hamilton Coke Limited Partnership, the Lake Erie Coke Limited Partnership, the HMLTN Energy Limited Partnership, the Lake Erie Energy Limited Partnership, the Hamilton Land Limited Partnership, the Lake Erie Land Limited Partnership and the HLE Mining Limited Partnership. Each of these limited partnerships will carry on its own business with some services being provided by Stelco. The Order under the CBCA Plan includes a restriction on dividends.

2.4 Debt

All long-term debt of the Applicants has been stayed under the Initial Order. During the years 2003 to 2005, the Corporation reduced its long-term debt by $48 million. Repayment of long-term debt totalled $70 million, while borrowings amounted to $22 million for new enterprise resource planning systems. During the three years 2003 to 2005, net short-term debt increased by $65 million primarily as a result of negative cash flows due to operations, capital spending, and long-term debt repayment. Therefore, total debt decreased by $17 million ($65 million increase in net short-term debt partially offset by $48 million reduction in long-term debt). In addition, the $90 million convertible debenture is included in debt subject to compromise for 2004 and 2005 as filing for CCAA protection was an event of default. This restricted the Corporation's ability to satisfy interest repayments by way of issuing shares and exercising the convertible feature of the debenture.

NET DEBT
($ in millions)


700
650
600
550
500
578
665
637
616
2002
2003
2004
2005

**Long-term debt plus long-term portion of stayed debt plus net short-term debt (bank indebtedness net of cash and cash equivalents and restricted cash).*

2.5 Dividends and Share Repurchase

No shares were repurchased in 2003, 2004, or 2005 and no dividends were paid.

The Corporation suspended its quarterly dividend effective with the May 1, 2001 payment date.

2.6 Capital Structure

The capital structure of the Corporation is discussed in Note 19 to the Corporation's 2005 Consolidated Financial Statements.

2.7 Competition

Approximately 90% of Stelco sales are domestic, with domestic competition coming from Dofasco Inc. ("Dofasco"), Algoma Steel Inc. ("Algoma"), Mittal Canada Inc. and Hamilton Speciality Bar (formerly Slater Steel Inc.). Mittal Steel USA ISG Inc., United States Steel Corp., Nucor Corp., AK Steel Corp., Severstal N.A. Inc., and Republic Engineered Products are the main competitors from the United States.

2.8 Customer Contracts

The majority of Stelco's customer contracts are annual contracts, which expire annually on December 31. Most 2005 contracts were renewed for 2006. Stelco also entered into a new supply contract with General Motors. Stelco was not able to conclude a contract with General Motors for 2005 due to the fact that USW Local 8782 and Stelco had not signed a new labour agreement (expired July 31, 2004). Stelco's 2005 contract prices were relatively high due to peak pricing levels experienced in late 2004. Through 2005, prices moderated and the new contract prices established for 2006 are lower than 2005.

2.9 Risk Factors

2.9.1 Risks and Uncertainties

Plan Implementation

There are no assurances that the conditions to plan implementation will be met or that the CCAA Plan will be implemented. The failure to achieve CCAA Plan implementation, or a delay in CCAA Plan implementation, could materially negatively affect the Corporation.

Pricing

Factors affecting volatility of selling prices include:

- the strength of the economy in the United States;
- the impact China may have globally as its economy grows and the relationship of its consumption of steel relative to its growth in steelmaking capacity;
- the impact of imports and threat of imports from Europe and Asia on North American selling prices;
- the U.S./Canadian dollar exchange rate;
- the cyclical nature of the steel industry; and
- material substitution when steel prices are relatively high.

Stelco and the steel industry experienced unprecedented price increases in 2004. Inventories peaked as 2004 ended and prices declined significantly throughout the first three quarters of 2005 before recovering somewhat and stabilizing in the fourth quarter. Due to price volatility, the Corporation cannot rely on high selling prices being sustainable in the longer term and its businesses must take steps to lower overall costs.

Costs

Stelco must continue with its efforts to lower costs in order to ensure its long-term viability. Stelco has identified specific cost reduction initiatives including managed attrition and improvement in maintenance planning which will reduce repairs and maintenance costs, increase throughput as well as reduce electrical and mechanical delays. These cost reduction initiatives, along with strategic capital spending, are essential to achieving long-term viability. There can be no assurance that cost reduction initiatives will be sufficient to sustain long-term viability.

Possible Fluctuation in Raw Material and Energy Costs

The Integrated Steel operations are heavily dependent on the supply of various raw materials, including iron ore, coal, coke and energy. The Integrated Steel results of operations could be adversely affected by supply interruptions or increases in the cost of materials and energy.

Labour Matters

The Corporation's workforce is predominantly unionized and is covered by various labour agreements. The Stelco Hamilton labour contract with USW Local 1005 will expire on July 31, 2006. There can be no assurance that labour difficulties at any of the businesses units in which Stelco has an interest will not result in a significant loss of production and revenue and have a material adverse effect on the business, financial condition, results of operations of Stelco, or the ability of Stelco to restructure.

Pension Plans

Provincial pension standards legislation requires that the funded status of registered pension plans be determined periodically on both a going concern basis (i.e., assuming indefinite plan continuation) and a solvency basis (i.e., essentially assuming immediate plan termination).

Where an actuarial valuation reveals a solvency deficiency, current regulations in Ontario generally require it to be funded by equal monthly cash payments over a maximum period of five years from the date of valuation.

The solvency liability is influenced primarily by long-term interest rates on which annuity purchase rates are based. The interest rate used to calculate the benefit obligations for solvency purposes is a prescribed rate derived from the interest rates on long-term Government of Canada bonds. In the current low interest rate environment, the calculation results in a higher present value of the pension obligations, leading to larger solvency liabilities.

The aggregate solvency deficiency under Stelco's four main pension plans as at December 31, 2005 was $1.5 billion (December 31, 2004 - $1.1. billion).

Solvency deficiency payments are not required where the employer has taken the Section 5.1 Election under the Pension Benefits Act (Ontario). Stelco has been operating under the Section 5.1 Election for its four main pension plans, but pursuant to arrangements with the Province, to take effect upon the implementation of the CCAA Plan, Stelco will cease to operate under the Section 5.1 Election and will enter into a funding agreement aimed at eliminating over a ten-year period the existing solvency deficiencies in the four main pension plans.

Absent the Section 5.1 Election, annual pension funding would increase significantly beyond the level of annual payments required under the Pension Plan Funding Arrangements described in the Overview of the CCAA Plan of the Management's Discussion and Analysis in the 2005 Annual Report. For example, had the Section 5.1 Election not been in effect in 2005 with no other arrangement in place, Stelco's 2005 contributions to its four main pension plans would have increased more than $348 million over the current level of funding. This level of payment is not sustainable by Stelco.

Despite the level of contributions under the Pension Agreements, the solvency deficiency could grow as a result of actuarial losses.

Environmental Compliance

The Corporation's business is subject to substantial and evolving environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control, and the generation, handling, storage, transportation, and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial, or municipal jurisdictions.

In meeting its overall environmental goals and government-imposed standards in 2005, the Corporation incurred operating costs of $71 million ($70 million in 2004) and spent $3 million on capital improvements ($1 million in 2004). Stelco Hamilton has a benzene emissions reduction program underway, with spending of approximately $4 million in 2005 and estimated additional costs of $5 million over the next two years.

Stelco regularly reviews and audits the operating practices of each business to monitor compliance with the Corporation's health and safety, environmental policies and legal requirements. The Corporation believes that future costs relating to environmental compliance can be dealt with in a manner that they will not have a material adverse effect on the Corporation's financial position. There is the possibility, however, that unforeseen changes, such as in the laws or enforcement policies of relevant government bodies, or the discovery of changed conditions on the Corporation's real property or in its operations could result in an increase in the costs of environmental compliance that could result in a material adverse effect on the Corporation's financial position.

Unplanned Repairs or Equipment Outages

Stelco is heavily dependent upon the continuous operation of its plants and equipment. There can be no assurance that unplanned down time at any of Stelco's facilities will not have a material adverse effect on Stelco. Stelco maintains first-party property and boiler and machinery breakdown insurance, both of which include business interruption coverage, to address some of these exposures to the extent of the limits of coverage and the terms of the individual insurance contracts.

Technology

The Corporation is subject to competition from new technological developments used by other steel producers. Limited liquidity and cash conservation measures over the last several years have caused the Corporation to reduce spending to capital and nonessential maintenance. However, over the last five years the Corporation has made capital expenditures on several projects to maintain and enhance its technological ability including the following:

- Stelco Lake Erie hot strip mill, blast furnace, and caster upgrades;
- Stelco Hamilton coke oven refurbishment, "E" blast furnace improvements, 4-stand upgrade, roll shop grinder refurbishment, batch anneal control system, Z-Line surface inspection system; and
- ERP systems implementation for Stelco's maintenance, procurement, human resources, and finance functions.

Expenditures in 2006 are expected to include the installation of the Lake Erie hot strip finishing mill sixth finishing stand, the quick roll change system and other strategic capital initiatives.

Stelco's current strategic plan requires continual improvement in both its product and process technologies in order to maintain its competitive position in the high value-added automotive market. In particular, failure to meet the automotive industry's ever-more-demanding requirements for product quality and service, and failure to provide the new grades of advanced high-strength steels will seriously jeopardize Stelco's long-term participation in this market. Similarly, for Stelco's businesses to maintain a competitive cost structure will require the ongoing selective implementation of new process technologies throughout its steelmaking processes. There is no assurance that any Stelco business will be able to improve its product and process technologies in accordance with the strategic plan or that the improvements, once implemented, will meet the automotive market's quality and service requirements.

Steel Consolidation

The steel industry has and continues to consolidate. There are risks related to not participating in consolidation, including risks related to cost competitiveness and access to large customers.

Supply and Pricing of Raw Material and Energy

The Corporation's operations require substantial amounts of raw materials and energy including coal, iron ore, coke, scrap, natural gas, electricity, and other inputs. The price and availability of such raw materials and inputs are subject to market forces where the Corporation does not have ownership interests and, in some cases, to government regulations and, accordingly, are subject to change. Increases in the price of natural gas, coal, scrap and coke can have a significant negative impact on the costs of Stelco's businesses.

The Corporation produces approximately 85% of its annual coke requirements through its own coke ovens. However, it purchases 100% of its metallurgical coal requirements (raw material for the coke ovens) at market prices. Stelco has secured 100% of its 2006 metallurgical coal requirements under purchase contracts. The coke operations are to be transferred to the coke limited partnerships under the CBCA Plan.

Through its ownership interests in iron ore mining properties and related supply agreements, Stelco has secured approximately 90% of its 2006 requirements at its cost of production. These mining interests are to be transferred to the mining limited partnerships under the CBCA Plan.

The Corporation's financial performance is exposed to price volatility associated with the electricity commodity market. The Government of Ontario introduced competition to the electricity market on May 1, 2002, giving rise to uncertainty of prices since commodity prices are now determined based on hourly supply and demand requirements. Large industrial end-users such as Stelco have been provided with some relief through a rebate program called the "Rebate on OPG Non-Prescribed Assets". On February 9, 2006, the provincial government announced that they have extended the rebate program to April 30, 2009. Stelco's strategic plan includes co-generation facilities that will minimize Stelco's short- and long-term exposure to energy price fluctuations.

Trade

World crude steel production increased 5.9% in 2005 to reach 1.129 billion metric tons. Chinese producers accounted for all of the growth. The rest of world production actually decreased by 1.1%. North American production was down 5.3%. Continued capacity installation in China and other countries will place additional pressure on North American markets in 2006.

Imports into Canada in 2005 reached 51% of apparent domestic consumption. That level is likely to increase further in 2006 as countries formerly exporting to China, along with China itself, may ramp up shipments to Canada.

The Corporation is participating as a petitioner in a sunset review of a Canadian unfair trade ruling with respect to hot rolled coils from several countries and as a respondent in a U.S. sunset review of corrosion resistant (galvanized) steel coils from Canada. Rulings on both are expected in 2006.

Employees

Approximately 27% of the Corporation's salaried workforce and 45% of the hourly workforce at Stelco Hamilton are eligible to retire under the current provisions of the defined pension benefit plans. A further 34% and 46% respectively of these employee groups could retire in the next five years under current eligibility provisions. Stelco is currently recruiting individuals to satisfy its manpower requirements consistent with its succession plans and attrition rates.

Retention of the skills and knowledge of the Corporation's employees, and the ability to attract and retain new employees where replacement is considered critical, is essential to the Corporation's continued operations.

Information Technology

Information Technology ("IT") services are primarily delivered by EDS Canada through the ten-year agreement initiated in April 2002. Modifications to the agreement were negotiated in 2005 to ensure improved focus on business requirements and metrics.

Major initiatives in 2005 included:

- Final testing of the first phase of the order flow ERP system, which will reduce the Corporation's dependence on aging legacy systems. Implementation is planned for the second quarter of 2006. Although the application has been delivered and tested in modules, there is a risk that the integrated testing may reveal additional development requirements, which could further delay the implementation. In the meantime, the legacy systems remain available for these applications.
- Review of business process documentation, application controls and general IT controls in support of financial reporting.
- Support of the Stelco maintenance improvement program and the strategic capital spending.

Related Party Transactions

The Corporation is a vertically integrated producer of steel products. As such, several transactions occur between entities that are related; for example, between Stelco, the parent company, and its wholly owned subsidiaries and joint ventures.

In 2005, the Integrated Steel business acquired approximately 3,500,000 gross tons of iron ore at a market value of $297 million from companies in which the Corporation has an ownership interest (3,600,000 gross tons in 2004 at a market value of $190 million). In addition, businesses in the Integrated Steel segment sold approximately $118 million ($226 million in 2004) of in-process steel to businesses in the Manufactured Products segment during 2005. All of the Manufacturing Products segment businesses have now been sold.

Currency Fluctuations

Stelco is a net purchaser of U.S. dollars. Accordingly, any strengthening of the Canadian dollar results in a benefit to Stelco for its net purchases of U.S. funds. However, more than offsetting the above is the negative effect on Stelco's domestic sales revenue due to the following reasons. Firstly, many of Stelco's domestic customers export their products into the U.S. Thus, a stronger Canadian dollar can cause those customers to be less competitive in the U.S. and the customers may resist price increases or request steel price reductions from Stelco. Secondly, U.S. exports of steel into Canada have historically forced domestic steel prices in Canadian dollars downward. Finally, the North American benchmark for spot market prices for certain products, such as hot rolled, are established and determined in U.S. dollars. A strong Canadian dollar results in lower benchmark prices in Canadian dollars for 2006.

Average U.S. Exchange Rate ($)


0.7135
0.7683
0.8254
2003
2004
2005

3. DESCRIPTION OF THE BUSINESS

3.1 Market Overview

The following tables set out summary information regarding producer shipments and steel consumption in Canada and the U.S.:

Apparent Steel Consumption – Canada

(Million Tons)	2005	2004	2003
Gross Domestic Shipments	15.7	16.3	16.4
Less: Exports	(6.6)	(5.9)	(6.1)
Net Domestic Shipments	9.1	10.4	10.3
Imports (excluding producer imports)	9.5	8.8	6.9
Apparent Consumption	18.6	19.2	17.2
Imports (%)	51	46	40

Source: Statistics Canada.

Apparent Steel Consumption – U.S.

(Million Tons)	2005	2004	2003
Gross Domestic Shipments	103.5	112.1	105.6
Less: Exports	(9.4)	(7.9)	(8.2)
Net Domestic Shipments	94.1	104.2	97.4
Imports (excluding producer imports)	25.2	28.3	18.3
Apparent Consumption	119.3	132.5	115.7
Imports (%)	21	21	16

Source: American Iron and Steel Institute.

3.2 Market Share

The following table sets out Stelco's consolidated shipments and market share. Stelco's markets are principally in North America with approximately 86% of 2005 shipments to the Canadian market.

Consolidated Shipments – Stelco Inc.

(Thousand Tons)	2005	2004*	2003*
Steel Shipments	3,445	3,635	3,822
Domestic Shipments	2,958	3,252	3,317
– Percent of Canadian Apparent Consumption	16	17	19
Total Shipments			
– Percent of Canadian and U.S Apparent Consumption	2	2	3

**Restated – excludes discontinued operations.*

3.3 Products and Market Sectors

The following table provides Stelco's total consolidated sales and a percentage breakdown by major product group over the past three years:

Sales By Product Type

	2005	2004*	2003*
Consolidated Net Sales ($ Millions)	2,553	2,558	2,081
Slabs	4%	1%	2%
Billets	1	–	–
Hot Rolled Sheet	45	47	45
Cold Rolled Sheet	11	11	11
Coated Sheet	28	29	27
Plate	–	–	2
Bars & Wire Rod	9	10	11
Wire & Wire Products	–	–	–
Pipe & Tubular Products	–	–	–
Other	2	2	2
Total	100%	100%	100%

**Restated – see Notes 3 and 10 to the Consolidated Financial Statements of the Corporation's 2005 Annual Report.*

The following table provides direct steel shipments from Stelco's steel-producing businesses and a percentage breakdown by principal markets:

Shipments By Market Sector

	2005	2004*	2003*
Consolidated Steel Shipments (Thousand Tons)	3,445	3,635	3,822
Automotive**	38%	45%	35%
Steel Service Centres	20	19	20
Pipe & Tubular Products	11	11	17
Construction, Manufacturing, Other	31	25	28
Total	100%	100%	100%

**Restated – excludes discontinued operations.*
***Excludes the portion of service centres shipments destined for automotive.*

3.4 Capital Expenditures – Integrated Steel Segment

Capital expenditures for Integrated Steel from 2003 to 2005 totalled $230 million. The expenditures include upgrades to the Lake Erie hot strip mill.

Expenditures for Capital Assets
($ in millions)



154
32
44
2003
2004
2005

3.5 Businesses

With the sale of its Mini-mill and Manufactured Products businesses, the Corporation operates through a single business segment.

	Business/Location	Stelco[1] Ownership	Principal Products	2005 Sales[2] ($ Millions)
Integrated Steel Segment				
Steelmaking	Stelco Hamilton[3] Hamilton, Ontario	Division of Stelco Inc.	Hot rolled, cold rolled, and coated sheet, and bar	$ 1,488
	Stelco Lake Erie[3] Nanticoke, Ontario	Division of Stelco Inc.	Hot rolled sheet	$ 1,177
	Stelco USA, Inc. Troy, Michigan	100%	Processing, warehousing and sale of steel products	$ 38
	Z-Line Company Hamilton, Ontario	60%	Zinc coating of cold rolled steel	$ 52
	Baycoat Partnership Hamilton, Ontario	50%	Application of paint finishes to rolled steel coils	$ 74
	D.C. Chrome Limited St. Catharines, Ontario	50%	Metal plating and finishing	$ 2
Raw Materials	Wabush Mines Newfoundland & Quebec	44.6%	Iron ore	$ 461
	Hibbing Mine Minnesota	14.7%	Iron ore	$ U.S. 379
	Tilden Mining Company L.C. Michigan	15%	Iron ore	$ U.S. 340

(1) Direct or Indirect.
(2) Sales include inter-unit transactions at market prices. For the partially owned businesses, sales represent 100% of the business activity of these entities.
(3) Under creditor protection as of January 29, 2004.

3.5.1 Stelco Hamilton

Stelco Hamilton is a division of Stelco. It occupies 1,100 acres, including harbour facilities, in Hamilton, Ontario. It is a fully integrated steelmaking facility. Its location on Lake Ontario provides good access to raw material sources in Canada and the United States via water-borne transportation. In addition, its location provides ready access via water, rail, and highway transportation to steel-consuming markets in Canada and the U.S.

(a) Semi-finished Steel

Facilities used in the production of semi-finished steel include an 83-oven coke oven battery, a pulverized coal injection facility, a blast furnace, a sinter plant, a three-vessel basic oxygen furnace shop, and a ladle metallurgy/continuous casting complex with one slab caster and one combination slab/bloom caster. Annual semi-finished steelmaking capability is 2.2 million tons.

Steel slabs and blooms produced are used at Stelco Hamilton in the production of sheet and bar products. In addition, slabs are shipped to Stelco Lake Erie for hot rolling or can be sold to third parties.

(b) Strip

Slabs for flat rolled products are hot-processed through a 56-inch coilbox-equipped hot strip mill. The 56-inch hot strip mill is scheduled to close in third quarter 2006, after completion of the Lake Erie 80-inch hot strip mill upgrade quick roll change and sixth finishing stand.

A significant portion of hot rolled sheet output is further processed at the cold rolling and coating facilities in Stelco Hamilton. Principal markets for hot rolled sheet are the automotive sector, pipe and tubular products manufacturers, and steel service centres. Over the past three years, approximately 5% of the shipments of hot rolled sheet were to related-party customers.

Major competitors in the hot rolled sheet market include Dofasco, Mittal and Algoma in Canada, a number of integrated and mini-mill steel producers in the U.S., and imports.

(c) Cold Rolled and Coated

Hot rolled sheet from both the Stelco Hamilton and Stelco Lake Erie hot strip mills, (after pickling to remove scale), is further processed by cold rolling through an 80-inch, 4-stand, 4-high tandem mill or a 56-inch, 5-stand (scheduled to close in third quarter 2006), 4-high tandem mill. Other facilities of Stelco Hamilton include a batch annealing facility, two temper mills, and two hot-dipped galvanizing lines. Stelco Hamilton also provides management and operating services to the Z-Line Company, a third hot-dipped galvanizing/galvannealing facility (see section 3.5.3 on page 17).

Stelco Hamilton is a supplier of cold rolled and coated sheet products to the North American market. Coated sheet products include galvanized and prepainted sheet. Prepainted sheet is produced at Baycoat limited partnership ("Baycoat") (see section 3.5.3 on page 17).

Principal markets for cold rolled and coated products in North America are the automotive, construction, appliance, and steel service centre sectors.

Principal competitors in the market for cold rolled and coated sheets in North America include Dofasco and Algoma in Canada, a number of steel producers in the United States, and imports.

(d) Bar

Cast blooms for bar products are hot-processed through a bloom and billet mill to produce billets, which are then processed through a bar mill.

The principal market for bar products in North America is the automotive sector.

This division's principal competitors in North America include Mittal and Hamilton Speciality Bar in Canada, and Republic Technologies International and a number of mini-mill producers in the United States.

3.5.2 Stelco Lake Erie

Stelco Lake Erie is situated on 6,600 acres in Nanticoke, Ontario, on the north shore of Lake Erie, approximately 65 kilometres from Hamilton. It is a fully integrated steelmaking facility, commissioned in stages from 1980 to 1983. Included in this acreage is a 2,500-acre industrial park and a woodlot preserve to form a buffer zone on the north side of this facility, which is in a predominantly rural location. Its location provides good access to raw material sources via water-borne transportation. Its location also provides ready access via highway transportation to steel-consuming markets in Canada and the United States.

Primary production facilities include a 45-oven coke oven battery, a blast furnace, a two-vessel basic oxygen furnace shop, a vacuum degasser, ladle trim station, and a twin-strand slab caster. Annual semi-finished steelmaking capability is 2.6 million tons, all in the form of slabs. Slabs produced at Stelco Lake Erie and Stelco Hamilton are rolled on a coilbox-equipped, 80-inch hot strip mill, which has an annual rolling capacity of 3.0 million tons.

The 80-inch hot strip mill is currently being upgraded, which will increase its annual capacity to 3.7 million tons. The first phase of the upgrade (new higher horsepower rougher motors) was completed in fourth quarter 2005. The second phase of the upgrade (quick roll change and sixth finishing stand) will be completed in 2006 and the final phase (finish mill drives upgrade) will be completed by second quarter 2007.

Stelco Lake Erie is focused on the production and sale of high-quality hot rolled sheet. Principal markets for hot rolled sheet products in North America are the automotive sector, steel service centres, and pipe and tubular products manufacturers. Over the past three years, approximately 25% of the hot rolled shipments of this division were to related-party customers, most of which is shipped to Stelco Hamilton for cold rolled and galvanized applications.

Stelco Lake Erie's major competitors in the North American market for hot rolled sheet include Dofasco and Algoma in Canada, a number of integrated and mini-mill steel producers in the United States, and imports.

3.5.3 Steel Processing

Stelco USA, Inc.

Stelco USA, Inc. ("Stelco USA"), wholly owned by Stelco through Stelco Holding Company, is located in Troy, Michigan. Stelco USA purchases the products of Stelco's businesses for the purposes of consignment, further processing, and warehousing in the United States prior to shipment to the final customer.

Z-Line Company

Stelco owns 60% of the Z-Line Company, a galvanizing line which is located at Stelco Hamilton (see section 3.5.1(c) on page 16). The Z-line is a toll coating facility that zinc coats cold rolled sheets for Stelco Hamilton for a wide variety of demanding applications, primarily automotive. Stelco's partner is Metal One Canada Corporation.

Baycoat Limited Partnership

Stelco owns 50% of Baycoat. Baycoat applies a variety of paint finishes to flat rolled steel coils at its facility in Hamilton, Ontario. Baycoat operates three coil-coating lines each equipped to coat cold rolled or galvanized substrates with a variety of exterior and interior paint systems. Baycoat's customers are its owners, Stelco and Dofasco.

D.C. Chrome Limited

Stelco owns 50% of D.C. Chrome Limited. Stelco's partner in D.C. Chrome Limited is The Court Group of Companies Limited.

D.C. Chrome operates a plant in Stoney Creek, Ontario, to texture and chromium plate work rolls used in the cold rolling of steel at Stelco Hamilton as well as for other customers and the grinding and chroming of steel shafts used in manlifts.

3.6 Sale of Businesses

Stelco sold its Mini-mill segment businesses, viewed as a non-core asset, in the first quarter of 2006. Stelco's Manufactured Products segment businesses, viewed as non-core assets, were sold in 2005 and 2006.

3.7 Raw Materials and Energy

3.7.1 Integrated Steel Segment

The principal raw materials used in the Corporation's integrated steelmaking operations are coal, iron ore, scrap and coke. Stelco owns minority interests in iron ore properties in North America to ensure secure sources of iron ore. Ownership sources, through direct receipts or trade, permit Stelco to obtain approximately 90% of total iron ore requirements at its production cost (see section 3.8 below for further details). Stelco's coke oven batteries are capable of producing 85% of its requirements. The Corporation believes that the current sources of coal are sufficiently stable and adequate for maintaining operations. Stelco purchases all of its coal and approximately 15% of its coke requirements on the open market.

3.7.2 Energy

The Stelco business is energy intensive. The Corporation is a major consumer of natural gas and electricity and is susceptible to volatility in price. See page 25 in the Management's Discussion and Analysis section of the Corporation's 2005 Annual Report for further discussion on supply and pricing of raw materials and energy.

3.8 Iron Ore Mines

Stelco directly or indirectly owns interests in the following three North American iron ore mines:

	Percent Ownership Interest as of December 31		
Location and Name	2005	2004	2003
Tilden Mining Company L.L.C. Michigan (Marquette Range)	15.0	15.0	15.0
Hibbing Taconite Company – Joint Venture Minnesota (Mesabi Range)	14.7	14.7	14.7
Wabush Mines – Joint Venture Canada (Newfoundland and Quebec)	44.6	44.6	44.6

3.8.1 Tilden Mine

The Tilden mine is located on the Marquette Iron Range in Michigan's Upper Peninsula approximately five miles south of Ishpeming, Michigan. The Tilden mine has been in operation since 1974. On January 31, 2002, Cleveland-Cliffs Inc. increased its ownership of the Tilden mine to 85% by acquiring Algoma's 45% interest in the mine. Cleveland-Cliffs manages the mine. Each partner takes its share of production pro rata; however, provisions in the partnership agreement allow additional or reduced production to be delivered under certain circumstances. Cleveland-Cliffs owns all of the ore reserves at the Tilden mine and leases them to Tilden.

3.8.2 Hibbing Mine

The Hibbing mine is located in the centre of Minnesota's Mesabi Iron Range and is approximately ten miles north of Hibbing, Minnesota and five miles west of Chisholm, Minnesota. The Hibbing mine has been in operation since 1976. In 2002, Cleveland-Cliffs acquired from Bethlehem Steel Corporation an 8% interest in the Hibbing mine, which increased its ownership to 23%. In 2005, Mittal acquired ISG which has a 62.3% interest and Cleveland-Cliffs manages the mine. Each partner takes its share of production pro rata. Provisions in the joint venture agreement allow additional or reduced production to be delivered under certain circumstances.

3.8.3 Wabush Mines

The Wabush mine and concentrator is located in Wabush, Labrador, Canada, and the pellet plant is located in Pointe Noire, Quebec, Canada. The Wabush mine has been in operation since 1965. In 1997, Cleveland-Cliffs acquired Inland Steel's (now Mittal Steel USA ISG Inc.) interest in the Wabush mine. In August 2002, the Corporation acquired its proportionate share (approximately 6.73%) of the 15.09% interest rejected by Acme Metals Incorporated in its bankruptcy proceedings. As a result of this event, Stelco increased its ownership in the mine from 37.87% to 44.6%. Cleveland-Cliffs manages the mine. Cleveland-Cliffs has a 26.83% interest and Dofasco has a 28.57% interest in the mine.

3.8.4 Mine Facilities

Each of the mines has crushing, concentrating, and pelletizing facilities. The facilities at each site are in satisfactory condition, although they require routine capital and maintenance expenditures on an ongoing basis.

3.8.5 Transportation

Railroads link the Tilden mine with Lake Michigan at the loading port of Escanaba, Michigan and with the Lake Superior loading port of Marquette, Michigan. From the Mesabi Range, Hibbing pellets are transported by rail to a ship-loading port at Superior, Wisconsin. At the Wabush mine, concentrates are shipped by rail from the Scully mine at Wabush to Pointe Noire where they are pelletized for shipment via vessel to Canada, the United States and other international destinations or shipped as concentrates for sinter feed to Europe.

3.8.6 Operations

	Stelco Share of Production Tons in Millions[(1)]		
Location and Name	2005	2004	2003
Tilden Mining Company L.L.C. Michigan (Marquette Range)	1.12	1.11	0.99
Hibbing Taconite Company – Joint Venture Minnesota (Mesabi Range)	1.25	1.22	1.18
Wabush Mines – Joint Venture Canada (Newfoundland and Quebec)	2.17	1.69	2.33
Total	4.54	4.02	4.50

(1) Tons are long tons of pellets of 2,240 pounds

3.8.7 Exploration and Development

The Tilden, Hibbing, and Wabush mines are all open pit mines that are well past the exploration stage and are in production. Additional pit development is underway at each mine as required by long-range mine plans. Drilling programs are conducted periodically for the purpose of refining guidance related to ongoing operations.

Geologic models are developed for all mines to define the major ore and waste rock types. Computerized block models are then constructed that include all relevant geologic and metallurgical data. These are used to generate grade and tonnage estimates, followed by detailed mine designs.

3.9 Health, Safety and Environment

The Corporation's group of businesses is subject to substantial and evolving environmental laws and regulations concerning, among other things, emissions to the air, discharges to water or land, noise control, and the handling, storage, transportation, treatment, and disposal of toxic, hazardous and non-hazardous substances. These laws and regulations vary depending on the location of the business and can involve federal, provincial, and municipal levels of government.

In 2005, the Stelco group of businesses incurred operating costs of $71 million and spent $3 million on capital improvements to meet overall corporate and business environmental goals and objectives, and to maintain compliance with environmental laws. The Corporation believes that future costs relating to environmental compliance can be dealt with in a manner that they will not have a material adverse effect on its financial position, but there can be no assurance that unforeseen changes in the laws or enforcement policies of relevant government bodies, or the discovery of changed conditions on the Corporation's real property or in its operations, will not result in materially adverse costs.

The Corporation engages in a range of non-regulatory, cooperative activities aimed at environmental abatement and improvement.

- Canadian Steel Producers Association Statement of Commitment and Action;
- Canadian Industrial Program for Energy Conservation (CIPEC);
- Canadian Chemical Producers' Association (CCPA) Responsible Care and its Memorandum of Understanding VOC Annex (incorporates former Environment Minister's Benzene Challenge);
- Local Community Advisory Panels;
- Hamilton Air Quality Committee and Hamilton Industrial Environmental Association;
- Remedial Action Plan for Hamilton Harbour;
- Stelco Hamilton and Stelco Lake Erie both ISO 14001 registered;
- Stelco Hamilton benzene emissions reduction program.

The Corporation maintains an internal health, safety, environment, asset integrity, and risk audit system, which is carried out at the Integrated Steel business level, to determine compliance with legal requirements and Stelco's corporate policies in these areas.

The Corporation complies with a variety of health and safety legislation administered by provincial authorities throughout Canada where facilities are located. The Corporation does not believe that it is faced with any requirements in respect of health and safety or industrial hygiene that will have a material adverse effect on the Corporation's financial position.

On January 10, 2005, the Government of Canada, the Government of Ontario and the Canadian Steel Producers Association signed a Memorandum of Understanding to work together to address climate change and Canada's obligations under the Kyoto Protocol. The agreement sets out short-term and longer-term plans for government and industry action to reduce greenhouse gas emissions. Stelco and the Canadian steel industry have reduced greenhouse emissions intensity (kilograms of greenhouse gasses per tonne of steel shipped) by 10% from 1990 levels.

3.9.1 Health, Safety and Environment Policy and Vision

The health and safety of Stelco's employees and protection of the environment are the top priorities at Stelco. Stelco is committed to continued responsibility and excellence in the health and safety of its employees and in protecting and enhancing the environments of the communities where it has operating facilities.

Stelco manages its business in a manner that leaves employees and its communities healthy and safe while producing quality products for its customers. Stelco recognizes this is a long-term commitment which requires continuous improvement to its practices as new developments occur in health, safety and in environmental science, and as advances are made in technology.

Stelco works toward this vision by:

- Employing safe technologies and operating procedures and by being prepared for emergencies including cooperation with government and other businesses where community action is needed;
- Minimizing and striving to eliminate the release of substances that adversely affect the work environment or cause damage to the natural environment;
- Committing management resources, including a Health, Safety and Environment committee of the Board of Directors, to ensure the implementation of its policies and procedures, and compliance with regulatory requirements;
- Conducting regular self-evaluations of health, safety and environmental performance at each facility. Risk evaluation techniques will be employed to prevent environmental incidents;
- Maintaining a system of pre-evaluation of capital appropriations to ensure compatibility with its Health, Safety and Environmental policies and procedures;
- Requiring employees to share the responsibility of reporting and improving upon conditions that pose health and safety risks or threaten the environment;
- Continually improving the education of its employees in health, safety and environmental matters including joint programs with the Unions at our manufacturing sites;

- Making sustainable use of renewable natural resources, conserving non-renewable natural resources through efficient use and careful planning, and continuing to recycle products after use for the production of new steel;
- Minimizing the creation of waste and maximizing the reuse and recycling of materials. Disposing of all wastes will continue to be done through methods known to be safe and responsible;
- Investing in improved efficiency and conservation in its operations and making every effort to use environmentally safe and sustainable energy sources to meet its needs.

In addition to protecting the health and safety of its employees and the environments of the communities where Stelco has operating facilities, Stelco believes that adherence to these principles will sustain the viability of its businesses, and enable it to continue to provide value to its employees, communities, customers and shareholders.

3.9.2 Corporate Environmental Policy

Stelco's commitment is to meet or exceed legal requirements, and the requirements of other environmental commitments and agreements, which are in place to protect land, air, water, plants, animals and the enjoyment of life. To this end, Stelco is committed to developing and applying feasible and effective methods and technologies for the elimination, reduction, collection, containment, recycling and disposal of materials which are of environmental concern, and to setting and reviewing environmental objectives and targets to achieve continual improvement, and the prevention of pollution.

3.10 Discrimination and Harassment Policy

The Corporation believes that the human rights of all employees must be protected, so as to ensure that every person is treated with dignity and respect.

It is the Corporation's position that no individual should suffer from or be exposed to discrimination or harassment at work, based upon that person's race, ancestry, place of origin, colour, ethnic origin, citizenship, creed, sex, handicap, age, record of criminal offences, family, marital or employment status. Harassment is a course of conduct or comment that offends or abuses a person on any of the grounds stated above, where such behaviour is known or ought reasonably be known to be offensive and unwelcome.

In order to ensure the consistent application of this policy, it is both the right and the responsibility of any employee who believes that he or she has been subjected to harassment as defined above to immediately report such concerns to the designated representative. All allegations will be fully investigated in a confidential manner. The results of any investigation will be made known to affected employees.

Any employee who, as a result of a full investigation is determined to be in violation of the Corporation's discrimination and harassment policy may be subject to disciplinary action, up to and including discharge from employment.

3.11 Employees

The Corporation, directly and through its wholly owned subsidiaries, employed the following:

Year	Average	As at December 31
2005	7,198	6,267
2004	7,798	7,658
2003	8,399	8,328

Of this total in 2005, approximately 75% were represented by seven separate collective bargaining agreements, such agreements being limited to single plants. Refer to Management's Discussion and Analysis in the 2005 Annual Report for further details.

Labour contract termination dates and union affiliation of Stelco's Integrated Steel operations are shown below:

Business	Union Local	Length of Contract	Expiry Date
United Steelworkers (USW)			
Stelco Hamilton *(Division of Stelco Inc.)*	1005	4 years	July 31, 2006
Stelco Lake Erie *(Division of Stelco Inc.)* – ratified on January 18, 2006	8782	3 years, 7 months	July 31, 2009

3.12 Research and Technology

Stelco spent $2 million on scientific research and experimental development activities in 2005. Development continued for bake hardenable and dual-phase steels licensed from JFE Steel Corporation. In addition, development of several other new advanced automotive grades of sheet steels was undertaken. Stelco continued to support the McMaster University Steel Research Centre and was instrumental in the establishment of the Stelco/NSERC Chair in steel product applications on August 1, 2003. A research program on coated steel processes and products is underway under the direction of Dr. J. R. McDermid. An integral part of this initiative was the acquisition and commissioning of a multi-purpose coating simulator by McMaster University to support the specialized research program on galvanizing and galvannealing of Advanced High Strength Steels required by the automotive industry.

3.13 Specialized Skill and Knowledge

Stelco is continually identifying the specialized skills and knowledge required across all of its operations and support functions. Stelco is undertaking training activities and programs to ensure its employees have the requisite expertise. Where required to replace technical skill sets lost through retirements, Stelco is also undertaking selective hiring of both new graduates and qualified professionals.

3.14 New Products

Stelco's Cold Rolled & Coated Division continued to support commercialization of recently launched products including grades of automotive applications and galvanized and residential door steel grades for the construction market.

Stelco's Bar Division has continued to support the commercialization of our StelR MM grade as an alternative for conventional spring grades. This product has provided automotive spring manufacturers a cost-effective product that combines higher strength and improved toughness to achieve weight savings.

3.15 Products and Processes Under Development

To meet automotive industry demands for advanced high-strength steel, Stelco is developing sheet grades and hot-form die-quench steels. Stelco is also developing stretch-flangeable hot rolled for wheel and frame applications and developing more robust product and process practices for hot rolled impact critical grades for line pipe.

Stelco is a major supplier of hot rolled bar in coil form for the manufacture of helical springs. Development of new processing techniques for hot rolled bar in coil form is underway to provide improved surface quality and microstructures for cold drawn automotive helical coil spring rounds. In addition, Stelco is commissioning the hot eye surface inspection technology in both its Hamilton bloom and bar mills.

At Stelco Hamilton's BOF, the Corporation has signed a contract to develop and demonstrate Techint's Goodfellow EFSOP™ system for use in BOF steelmaking to improve energy efficiency and decrease greenhouse gas emissions.

3.16 Patents and Trademarks

The operations of Stelco's businesses are not dependent, to any significant extent, upon any single or related patents, licences, or franchises. The Corporation's operations are also not dependent upon any single trademark, although certain trademarks are identified with a number of the Corporation's products and services (see section 3.8 "Iron Ore Mines" on page 18).

3.17 Foreign Operations

The Corporation has owned minority interests in properties for producing iron ore in the U.S. for many years. These properties are an important source of raw materials for the integrated steelmaking units. Although these properties and the operations associated with them are located in a foreign country, the Corporation believes that there are no material risks associated with them by virtue of that fact.

3.18 Accounting Policy Changes

Please see Note 3 to the Corporation's 2005 Consolidated Financial Statements for changes in accounting policy.

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION

Consolidated financial results for each of the last three years and for the eight quarters ended December 31, 2005, are summarized in the following tables:

4.1 Three Year

($ in millions except per share amounts)

Year Ended December 31	2005	2004*	2003*
Net sales	2,553	2,558	2,081
Net earnings (loss)	(73)	64	(575)
Total assets	2,319	2,200	2,026
Long-term debt and debt subject to compromise [1]	467	484	478
Net earnings (loss) per common share			
– basic	(0.71)	0.63	(5.62)
– fully diluted	(0.71)	0.57	(5.62)

* *Restated for discontinued operations (see Notes 3 and 10 to Consolidated Financial Statements of the Corporation's 2005 Annual Report).*

[1] *The $90 million convertible debenture is included in debt subject to compromise for 2004 and 2005 as filing for CCAA protection was an event of default. This restricted the Corporation's ability to satisfy interest repayments by way of issuing shares and exercising the convertible feature of the debenture. In prior years, this debenture was included in shareholders' equity in accordance with Canadian GAAP.*

4.2 Quarterly

($ in millions except per share amounts)

Three months ended	Net sales	Net earnings (loss) attributable to common shares	Earnings per common share Basic	Earnings per common share Fully diluted
2005				
December 31	608	(120)	(1.17)	(1.17)
September 30	559	(42)	(0.41)	(0.41)
June 30	658	40	0.39	0.34
March 31	728	49	0.48	0.41
2004*				
December 31	678	1	0.01	0.01
September 30	691	58	0.57	0.49
June 30	626	42	0.41	0.36
March 31	563	(37)	(0.36)	(0.36)

* *Restated for discontinued operations (see Notes 3 and 10 to Consolidated Financial Statements of the Corporation's 2005 Annual Report).*

5. MANAGEMENT'S DISCUSSION AND ANALYSIS

The Corporation's Management's Discussion and Analysis is included on pages 4 to 35 inclusive of the Corporation's 2005 Annual Report and is incorporated herein by reference.

6. MARKET FOR SECURITIES

Stelco's Series A Common Shares and Series B Common Shares (collectively, the "Common Shares") were listed on the Toronto Stock Exchange (the "TSX") under the symbols "STE.A" and "STE.B", respectively. The following table sets forth the price range per share and trading volume of the Series A Common Shares for the year ended December 31, 2005. The Common Shares were delisted on March 10, 2006 from the TSX and will, in effect, be cancelled upon implementation of the CCAA Plan.

Month	High	Low	Volume
January 2005	$2.93	$1.83	16,987,135
February 2005	3.28	2.42	41,317,003
March 2005	4.48	2.46	46,148,030
April 2005	3.74	1.41	29,166,831
May 2005	2.18	1.27	14,872,945
June 2005	1.44	0.95	17,933,185
July 2005	1.07	0.45	25,447,910
August 2005	0.90	0.64	8,052,371
September 2005	0.74	0.10	93,057,441
October 2005	0.29	0.13	22,035,949
November 2005	0.27	0.11	76,187,759
December 2005	0.29	0.17	70,761,421

Stelco's 9.5% Convertible Debentures are listed on the Toronto Stock Exchange under the symbol "STE.DB". The following table sets forth the price range and trading volume of the 9.5% Convertible Debentures for the year ended December 31, 2005.

Month	High	Low	Volume
January 2005	$103.00	$101.00	6,460
February 2005	107.50	103.00	7,710
March 2005	116.00	105.00	94,965
April 2005	111.50	99.00	20,610
May 2005	101.50	98.50	80,710
June 2005	100.00	87.00	30,410
July 2005	104.00	81.00	19,640
August 2005	95.00	85.00	1,570
September 2005	99.99	80.01	3,210
October 2005	90.00	75.00	4,070
November 2005	75.00	50.00	25,930
December 2005	63.00	22.00	135,420

7. DESCRIPTION OF CAPITAL STRUCTURE

Stelco is authorized to issue an unlimited number of Series A Convertible Common Shares and an unlimited number of Series B Convertible Common Shares (collectively, the "Common Shares"). As of December 31, 2005, there were outstanding 100,735,965 Series A Convertible Common Shares and 1,513,233 Series B Convertible Common Shares. The Common Shares were delisted on March 10, 2006 from the TSX.

Under the articles of reorganization being filed in connection with the CCAA Plan, Stelco's authorized capital shall consist of an unlimited number of new Common Shares, an unlimited number of Preferred Shares and an unlimited number of Redeemable Shares. At the effective time of the CCAA Plan, each Series A Convertible Common Share and each issued Series B Convertible Common Share are to be exchanged into 0.000001 of a Redeemable Share. Immediately thereafter, the Corporation will redeem the Redeemable Shares.

8. AUDIT COMMITTEE INFORMATION

The full text of the Audit Committee charter is included in Appendix B on page 41 of this Annual Information Form.

8.1 Composition of the Audit Committee

The Audit Committee consists of three members, all of whom are independent and financially literate. The Corporation has adopted the definition of "independence" as set out in Section 1.4 of the proposed amendments to Multilateral Instrument 52-110 Audit Committees. The relevant education and experience of each Audit Committee member is outlined below:

John E. Caldwell

Mr. Caldwell holds a Bachelor of Commerce (Honours) and he is a Chartered Accountant. Currently he is President and Chief Executive Officer of SMTC Corporation. He serves as a member of the following audit committees: ATI Technologies Inc., Cognos Inc., Faro Technologies Inc., and Rothmans Inc. Further information is provided on page 28.

William P. Cooper

Mr. Cooper holds a B.Sc., P.Eng., and F.C.S.C.E. Currently he is President and Chief Executive Officer of Cooper Construction Limited. He serves as a member of the audit committee of Cogeco Cable Inc. Further information is provided on page 28.

Gary J. Lukassen

Mr. Lukassen is a Chartered Accountant. Currently he is a director of The North West Company, Abitibi Consolidated Inc., and Spinrite Income Fund. He serves as Chair of the audit committees of North West Company, Abitibi Consolidated Inc., and Spinrite Income Fund. Further information is provided on page 28.

8.2 External Auditor Service Fees

The following fees include all fees billed by KPMG for services rendered at the Stelco Inc. level and at the subsidiaries and joint ventures.

Year ended December 31	2005	2004	2003
Audit Fees	$2,653,834	$1,687,000	$1,554,145
Audit Related Fees (accounting consultations and pension audits)	393,178	232,300	206,900
Corporate Tax Advisory Fees	272,200	83,200	115,770
All Other Fees	–	25,000	–
	$3,319,212	$2,027,500	$1,876,815

9. INTERESTS OF SIGNIFICANT EXPERTS

KPMG LLP are the Corporation's auditors. KPMG LLP is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

10. TRANSFER AGENTS AND REGISTRARS

The transfer agent for the Series A Convertible Common Shares and Series B Convertible Common Shares is CIBC Mellon Trust Company ("CIBC Mellon"), at its offices in Toronto, Montreal, and Vancouver. As well, CIBC Mellon is the debt trustee and registrar for the $125 million aggregate principal amount of 10.4% retractable unsecured debentures and the $90 million 9.5% Convertible Unsecured Subordinated Debentures. Computershare Trust Company of Canada located in Toronto, is the Indenture Trustee for Stelco's $150 million aggregate principal amount of 8% retractable unsecured debentures.

11. RATINGS

Standard & Poors

Date	Long-Term Corporate Credit Rating	Senior Unsecured Debt	9.5% Convertible Debenture (Subordinated Debt)
January 29, 2004	D	D	D
October 23, 2003	B-	CCC+	CCC
July 31, 2003	B	B-	CCC+
June 25, 2003	B	B-	CCC+
April 29, 2003	BB-	BB-	B
October 4, 2002	BB-	BB-	B
January 11, 2002	BB-	BB-	B

Dominion Bond Rating Service

Date	Retractable and Senior Unsecured Debentures	9.5% Convertible Debenture (Subordinated Debt)
November 23, 2004	D	D
January 29, 2004	D	D
November 4, 2003	B (high)	B (low)
July 16, 2003	BB (low)	B
February 17, 2003	BB (high)	BB
January 11, 2002		BB

The Corporation has been in default of the trust debentures governing the Debentures since it entered CCAA protection in early 2004. As a result, its Debentures are generally no longer rated. Dominion Bond Rating Service elected to rate Stelco's Debentures on November 23, 2004, as reflected in the foregoing table.

12. LEGAL PROCEEDINGS

See discussions elsewhere in this Annual Information Form concerning restructuring proceedings before the Court pursuant to the CCAA.

On December 17, 2004, the Court made an order in the CCAA proceedings establishing a process by which certain creditors of the Applicants must prove their claims (the "Claims Procedure Order"). The claims process set out in the Claims Procedure Order establishes the amount of certain claims against each Applicant in existence as at the date of the Initial Order (the "Pre-Filing Claims") and claims arising against each Applicant since the date of the Initial Order arising out of the restructuring, repudiation or termination of any contract, lease or other agreement (a "Restructuring Claim").

The Monitor received 1,404 Proofs of Claim representing total claims, prior to any disallowances or revisions, of approximately $3.645 billion. The Monitor, in conjunction with the Applicants, reviewed and examined each Proof of Claim and after disallowances and revisions expect that the value of claims ultimately allowed will be approximately $546 million.

In early December 2002, the Ministry of Labour laid three charges relating to the fatality that occurred in 2001 in the No. 1 Bar Mill at Stelco Hamilton. Stelco was convicted and a fine of $250,000 was paid. The matter is currently under appeal.

There are various grievances and arbitration matters outstanding together with various human rights complaints. Stelco has agreed to proceed with certain arbitrations, notwithstanding the stay of proceedings.

There are no current environmental charges or investigations underway of which the Corporation is aware.

There are no claims that the Corporation considers material with respect to amounts involved, other than with the exception of the Alstom matter and Georgian Windpower. In the Alstom proceedings, Stelco is claiming approximately $85 million in damages for breach of contract, negligence and negligent misrepresentation. The defendant is Alstom Power Conversion Inc. and JNE Constructors Ltd. The matter is the subject of a current arbitration proceeding in Ontario. A counter-claim has been made against Stelco for damages for approximately $U.S. 4.5 million by Alstom.

In addition, a $350 million lawsuit was launched against the Corporation by Georgian Windpower Corporation ("GWC") relating to a Memorandum of Understanding ("MOU") and Agreement to Enter into a Land Lease Agreement ("AELLA") that the Corporation terminated in accordance with its provisions in April 2005. As ordered by the Court on June 28, 2005, the claim relating to the MOU should be removed from the statement of claim and dismissed. This ruling was overturned by the Ontario Court of Appeal in January 2006. With respect to that portion of the claim that relied on the AELLA, the Court held that the AELLA portion of the claim could proceed and that the stay would be lifted to allow it to be initiated and filed, but that no further action may be taken by GWC until the Corporation emerges from CCAA protection except with leave of the Court. As a result of the Ontario Court of Appeal decision, both the MOU and ALLEA will survive the CCAA process. The result of this claim is not determinable at this time and consequently the Corporation has not recorded any provisions in the consolidated financial statements.

Several of Stelco's joint ventures have civil litigation proceedings outstanding including employment matters, injuries and asbestos-related claims. None of the matters are viewed by Stelco as being material to it based on current information.

13. DIRECTORS AND OFFICERS

The Corporation's Directors and Officers are set out below.

13.1 Directors

Name	Shareholdings	Biographical Information
John E. Caldwell [1*][3][4][5*] Toronto, Ontario Director since 1997 Common Shares Deferred Share Units Total	 5,500 20,208 25,708	John Caldwell, age 56, is President and Chief Executive Officer of SMTC Corporation (a public electronics manufacturing services company), a position he has held since October 2003. Previously, he held positions in the Mosaic Group Inc. (a marketing services provider) as Chair of the Restructuring Committee of the Board from October 2002 to September 2003; in Geac Computer Corporation Limited (a computer software company) as President and CEO from October 2000 to December 2001, and as a consultant to Geac from January 2002 to October 2002; and CAE Inc. (a flight simulation and training services company) from January 1988 to October 1999, including President and Chief Executive Officer from June 1993 to October 1999 and Chief Financial Officer from 1988 to 1992. Currently, Mr. Caldwell serves on the boards of directors of ATI Technologies Inc., Cognos Inc., Faro Technologies Inc., Rothmans Inc., Parmalat Canada and SMTC Corporation.
William P. Cooper [1][2*][6*] Oakville, Ontario Director since 1989 Common Shares Deferred Share Units Total	 22,300 15,737 38,037	William Cooper, age 66, is and has been President and Chief Executive Officer of Cooper Construction Limited, (a development and construction company), for more than twenty years. Mr. Cooper has served as a director of other corporations including Clarica Life Insurance Company and CTV Inc. He was previously Vice Chair of the Board of Trustees of the Hospital for Sick Children in Toronto and continues as an Honorary Trustee. Mr. Cooper is currently a director of Cogeco Cable Inc. and Atlas Cold Storage Holdings Inc.
Richard Drouin [2][3*][5][6] ** Québec City, Québec Director since 1996 Common Shares Deferred Share Units Total	 10,000 23,202 33,202	Richard Drouin, age 73, became Chairman of the Board of the Corporation in July 2003. He is Chairman of the Board of Abitibi Consolidated Inc. He also serves as a director of nStein Technologies Inc. and American Superconductor Corporation. Mr. Drouin is Chairman of the North American Electric Reliability Council. Mr. Drouin is the Honorary Consul for Great Britain in Quebec and is a former Chairman and Chief Executive Officer of Hydro-Quebec.
Gary J. Lukassen [1][4*][5] Mississauga, Ontario Director since 2002 Common Shares Deferred Share Units Total	 4,900 22,461 27,361	Gary Lukassen, age 62, is a corporate director. He was Executive Vice President and Chief Financial Officer of Hudson's Bay Company between 1989 and 2001 and served as a director of Hudson's Bay between 1987 and 2001. Mr. Lukassen is a director of The North West Company, Abitibi Consolidated Inc., and Spinrite Income Fund.
Douglas W. Mahaffy [2][3][6] Toronto, Ontario Director since 1993 Common Shares Deferred Share Units Total	 7,200 53,207 60,407	Douglas Mahaffy, age 61, has been President and Chief Executive Officer of McLean Budden Limited, (investment managers), since 1989.

Name	Shareholdings	Biographical Information
The Hon. Barbara J. McDougall (2) (4) (6) Toronto, Ontario Director since 1999 Common Shares Deferred Share Units Total	 4,200 - 4,200	Barbara McDougall, age 68, is a consultant and advisor to Aird & Berlis LLP. Mrs. McDougall has held a number of senior ministerial posts in the federal government of Canada, including Minister of Employment and Immigration and Minister of State for Finance. Mrs. McDougall is a director of other corporations including Scotiabank, the Independent Order of Foresters, Software Design Inc. and Imperial Tobacco Canada Ltd.
Courtney Pratt Oakville, Ontario Director since 2002 Common Shares Deferred Share Units Total	 2,300 - 2,300	Courtney Pratt, age 59, is President and Chief Executive Officer of the Corporation. He was appointed to this post January 1, 2004. Between April 2001 and December 2003, Mr. Pratt served as President and Chief Executive Officer of Toronto Hydro Corporation. Between January 2000 and April 2001, he served as President and Chief Executive Officer of Hydro One Network Services Inc. Between September 1998 and March 1999, he served as President of The Caldwell Partners International and prior to that time was Chair and President of Noranda Inc. Mr. Pratt is a director of the Empire Company, Moosehead Breweries Limited and Knightsbridge Human Capital.

(1) Member of the Audit Committee
(2) Member of the Human Resources and Compensation Committee
(3) Member of the Corporate Governance Committee
(4) Member of the Pension Committee
(5) Member of the Board Restructuring Committee
(6) Member of the Health, Safety and Environment Committee
** Denotes Committee Chair*
*** Denotes Chairman of the Board*

The term of office of the current Directors expires with the implementation of the CCAA Plan. The Corporation does not have an Executive Committee.

On February 18, 2005, the Board of Directors appointed two new Directors, Roland Keiper and Michael Woollcombe. On August 31, 2005, Messrs. Keiper and Woollcombe resigned from the Board. Pursuant to the Sanction Order dated January 20, 2006, a new board consisting of nine Directors will assume office on CCAA Plan implementation which is expected to occur on March 31, 2006.

13.2 Officers and Executives

Richard Drouin Québec City, Québec	Chairman of the Board
Courtney Pratt Oakville, Ontario	President and Chief Executive Officer
Colin Osborne Burlington, Ontario	Chief Operating Officer and Executive Vice President – Strategy
William E. Vaughan Dunnville, Ontario	Senior Vice President – Finance and Chief Financial Officer
Thomas E. Witter Hamilton, Ontario	Chief Commercial Officer
G. Blair Cowper-Smith Toronto, Ontario	Corporate Secretary
Jack E. DiCosimo Caledonia, Ontario	Vice President – Operations, Stelco Hamilton
Bruce N. Futterer Toronto, Ontario	Vice President and General Counsel
Timothy F. Huxley Hamilton, Ontario	Vice President – Corporate Affairs
Helen Reeves Toronto, Ontario	Vice President – Corporate Communications and Public Affairs
Louis J. Vesprini Hamilton, Ontario	Chief Information Officer

Except for Messrs. Drouin, Pratt, Cowper-Smith, Futterer and Ms. Reeves, all of the above-named officers of Stelco have been employed by the Corporation for more than five years. Richard Drouin, to the end of 2003, received compensation from the law firm of McCarthy Tétrault LLP as counsel to the firm. Mr. Drouin no longer receives compensation from the firm and no longer serves as counsel. G. Blair Cowper-Smith is a partner of McCarthy Tétrault LLP.

As at December 31, 2005, the Directors and senior officers of Stelco as a group owned, directly or indirectly, less than one percent of the Common Shares of Stelco.

14. ADDITIONAL DISCLOSURE

14.1 Voting Securities and Principal Holders of Voting Securities

As at December 31, 2005, there were outstanding 100,735,965 Series A Convertible Common Shares and 1,513,233 Series B Convertible Common Shares. Each holder of Series A Convertible Common Shares is entitled to one vote per share held and each holder of Series B Convertible Common Shares is entitled to one vote per share held. The Common Shares were delisted on March 10, 2006 from the TSX and will be, in effect, cancelled upon implementation of the CCAA Plan.

14.2 Directors

Each of the Directors elected at the 2003 annual meeting of shareholders held on April 29, 2003 was elected to hold office until the next annual meeting of shareholders or until his or her successor is appointed or elected unless prior thereto he or she resigns or his or her office becomes vacant by death, retirement or otherwise. Since April 29, 2003, F. H. Telmer, J. C. Alfano, P. J. Nicholson, and P. J. Dey have resigned for reasons that have previously been publicly disclosed. The Board is authorized to appoint one or more additional Directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of additional Directors so appointed cannot exceed one-third of the number of Directors elected at the previous annual meeting of shareholders. On February 18, 2005 the Board appointed Messrs R. T. Keiper and M. D. Woollcombe. They resigned from the Board on August 31, 2005.

Please see section 13.1, Directors, beginning on page 28, for the names and principal occupations of the Corporation's Directors as at December 31, 2005 and the number of securities of each class of voting securities of the Corporation held by each Director.

The Court has ordered the Corporation to defer its annual meeting until three months after its emergence from protection under the CCAA. Directors have therefore not been elected since April 29, 2003.

14.3 Executive Compensation

14.3.1 Report on Executive Compensation

The Human Resources and Compensation Committee currently consists of four Directors: W. P. Cooper, R. Drouin, D. W. Mahaffy and the Hon. Barbara J. McDougall. The Committee is responsible for succession planning, considering and approving incentive programs for senior management, reviewing the compensation arrangements for the Chief Executive Officer, setting annual objectives for the Chief Executive Officer, reviewing management development programs for the Corporation and approving employment arrangements for executive officers. The Committee also reviews material regulatory disclosure with respect to executive compensation and related matters.

Mr. C. Pratt was appointed President and Chief Executive Officer effective January 1, 2004. Mr. William Vaughan was appointed Senior Vice President – Finance on January 1, 2004 and Chief Financial Officer on April 27, 2004. Mr. Colin Osborne was appointed Chief Operating Officer and Executive Vice President – Strategy on January 12, 2004. Each of these individuals is party to an employment contract, in the form of a letter of appointment, and is party to change of control agreements as described below.

In the search for the Corporation's President and Chief Executive Officer, the Committee was motivated to identify an individual capable of leading the Corporation through a CCAA restructuring as part of the Corporation's senior management team. Compensation arrangements agreed to with Mr. Pratt reflected the unusual circumstances at the time of his hiring. No variable incentive compensation awards were made in 2005. Under the terms of his contract, Mr. Pratt does not participate in any pension plan.

Mr. Vaughan and Mr. Osborne, both long-time employees, remain eligible for the Corporation's cash incentive programs. Both Mr. Vaughan and Mr. Osborne participate in the Corporation's salaried employee pension plan. No variable incentive compensation awards were made in 2005.

During the restructuring process, the Committee has recommended to the Board and the Board has accepted the recommendations of the Committee to suspend new awards under the Corporation's Key Employee Stock Option Plan. The plan will terminate on implementation of the CCAA Plan.

The Corporation operates a Variable Cash Incentive Program, which has been under review for executives and other salaried employees who were eligible for the Program. The Variable Cash Incentive Program is closely aligned with the Corporation's financial performance. The Program is designed to recognize the contributions of executive officers and other eligible employees to the financial results of the Corporation on a year-by-year basis. Executive officers are eligible for an annual bonus under the Program for up to 70% of base salary with the payout factor ultimately determining the amount of the bonus that is received by executives and others eligible for the Program. The bonus is paid in cash following the end of the year. Mr. Pratt has declined any bonus payments under the Program.

In connection with the performance of the Chief Executive Officer, the Committee undertakes an annual review of performance taking into account reasonable objectives set by the Chief Executive Officer with the Committee annually. The Committee considers views of the Board of Directors in this review process. Mr. Pratt's objectives for 2005 included seeking an exit from protection under the Companies' Creditors Arrangement Act at the earliest possible opportunity with sufficient capital to enable the Corporation to sustain itself in the competitive marketplace, develop and implement capital expenditure programs consistent with the Corporation's four point strategic direction and strategy, and focus on the appropriate implementation of processes and systems to underpin financial statement certification and internal control reporting.

The Corporation has share ownership guidelines for executive officers requiring them to purchase Common Shares at specified levels within prescribed time limits. For the purposes of determining whether an executive has met stock ownership guidelines, a deferred share unit is treated as a share. An unexercised option is not included in the calculation. These ownership guidelines were suspended in light of the CCAA filing.

14.3.2 Compensation Plans

Variable Cash Incentive Program

Under the Variable Cash Incentive Program, payment potential is based on management's views of an acceptable level of profitability, measured by operating income. Achieving the acceptable level of operating income results in a mid-point performance factor of 50%. The minimum and maximum performance factors are driven off of the mid-point. Various levels of participation are possible under the Program with the executive officers being eligible for an annual bonus of up to 70% of base salary depending on the individual's performance and position held. Bonus levels may vary for other eligible salaried employees. No payments were awarded under the Program in 2005 for employees of Stelco. The Committee, in conjunction with management of the Corporation, has been examining alternatives to the Program for future years but is deferring this matter to the new management and new board.

Deferred Share Unit Plan

The Corporation established a Deferred Share Unit Plan ("DSU Plan") for Directors and designated executive officers. Executive officers entitled to participate in the Plan are reviewed and agreed annually between management and the Human Resources and Compensation Committee.

Key Employee Stock Option Plan

Under the Corporation's Key Employee Stock Option Plan ("Option Plan") established in 1991, the Corporation may designate from time to time full-time employees of the Corporation or its subsidiaries as eligible employees for purposes of the Option Plan, and may grant to such eligible employees options to purchase Common Shares of the Corporation.

The Option Plan will be of no further force and effect on implementation of the CCAA Plan.

14.3.3 Compensation of Named Executives – Statutory Disclosure

The following tables, presented in accordance with applicable securities regulations, set forth for the periods indicated the compensation paid to the Chief Executive Officer, the Chief Financial Officer and the individuals who were, as of December 31, 2005, the other three most highly compensated executive officers of the Corporation (which individuals are hereinafter collectively referred to as the "Named Executives").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards		
	Year	Salary ($)	Bonus[2] ($)	Other Annual Compensation[3] ($)	No. of Securities Under Options Granted[4]	Restricted Share Units[5]	All Other Compensation
Courtney Pratt	2005	810,000	-	-	-	-	-
President and Chief	2004	810,000	-	-	1,000,000	-	-
Executive Officer[1]	2003	-	-	-	-	-	-
Colin Osborne	2005	400,000	-	-	-	-	-
Chief Operating Officer	2004	400,000	103,600	-	-	-	-
and Executive Vice President – Strategy	2003	306,667	-	-	310,000	-	-
William E. Vaughan	2005	287,500	-	-	-	-	-
Senior Vice President –	2004	287,500	74,463	-	-	-	-
Finance and Chief Financial Officer[1]	2003	187,500	-	-	20,000	-	-
Thomas E. Witter	2005	250,000	-	-	-	-	-
Chief Commercial Office	2004	171,667	42,670	-	-	-	-
	2003	140,000	-	-	12,000	-	-
Jack E. DiCosimo	2005	235,000	-	-	-	-	-
Vice President –	2004	207,500	53,742	-	-	-	-
Operations, Stelco Hamilton	2003	185,000	-	-	12,000	-	-

(1) Mr. Courtney Pratt was appointed President and Chief Executive Officer effective January 1, 2004. Mr. William Vaughan was appointed Senior Vice President – Finance on January 1, 2004 and Chief Financial Officer on April 27, 2004.

(2) Bonus amounts are reported in the fiscal year in which they were earned and not in the year in which they were actually paid. They are paid in cash in the year following the fiscal year in which they are earned. See "Variable Cash Incentive Program".

(3) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executives.

(4) See "Key Employee Stock Option Plan".

(5) Awarded as deferred share units. See "Deferred Share Unit Plan". Deferred share units are considered to be Restricted Share Units for the purposes of this table.

Retirement Benefit Plans

The Named Executives, except C. Pratt, are members of a retirement plan for salaried employees. The annual basic lifetime benefit payable under the applicable pension plan, together with amounts payable under the Retirement Benefits Contracts hereinafter described, is shown on the following table based upon retirement at age 65. Retirement benefits are calculated using the average of the highest five years' remuneration.

The benefit formula is the sum of 1.00% of earnings up to the Canada Pension Plan Yearly Maximum Pensionable Earnings multiplied by the Available Service plus 1.85% of earnings in excess of the Canada Pension Plan Yearly Maximum Pensionable Earnings multiplied by the Available Service. If a member of a retirement plan for salaried employees retires prior to age 65, there is a pension bridge which replaces benefits under the Canada Pension Plan up to age 65. Pension and related benefits are calculated based on salary and bonus as referred to in the Summary Compensation Table beginning with bonuses earned in 1997 and paid in 1998. Retirement benefits in excess of the amount which can be paid pursuant to the Corporation's pension plan are paid as described below under "Retirement Benefits Contracts".

The credited service for the Named Executives as of December 31, 2005 is:

C. Osborne, 18.5 years; W. E. Vaughan, 37.7 years; J. E. DiCosimo, 33.6 years; T. E. Witter, 27.5 years.

Pension Table (pension and related benefits)

Remuneration	Years of Service					
($)	15	20	25	30	35	40
200,000	50,260	67,013	83,766	100,616	117,369	134,026
300,000	78,010	104,013	130,016	156,116	182,119	208,026
400,000	105,760	141,013	176,266	211,616	246,869	282,230
500,000	133,510	178,013	222,516	267,116	311,619	356,026
600,000	161,260	215,013	268,766	322,616	376,369	430,026
700,000	189,010	252,013	315,016	378,116	441,119	504,026
800,000	216,760	289,013	361,266	433,616	505,869	578,026
900,000	244,510	326,013	407,516	489,116	570,619	652,026
1,000,000	272,260	363,013	453,766	544,616	635,369	726,026
1,100,000	300,010	400,013	500,016	600,116	700,119	800,026
1,200,000	327,760	437,013	546,266	655,616	764,869	874,026

Retirement Benefits Contracts

The Corporation has entered into Retirement Benefits Contracts with the Named Executives (except C. Pratt and T. E. Witter). Under the terms of the contracts, the Named Executives undertake that they will not, for various periods after their retirement, engage in competitive activities without the consent in writing of the Corporation. Pursuant to the Retirement Benefits Contracts, the Corporation will pay to the Named Executives following retirement the difference between the maximum pension benefit payable under the Corporation's retirement plan for salaried employees and the basic lifetime benefit amount as set out in the table above. Such obligations are secured through a funded trust.

Other Employment-Related Agreements

The Corporation has entered into agreements with certain Named Executives dealing specifically with termination in the event of a change in control of the Corporation. Under the terms of these agreements, the executive officer is entitled to compensation in the event of termination or constructive termination of employment following a change in legal or effective control of the Corporation unless termination occurs as a result of death, permanent disability, retirement, or termination for cause. The principal component of the compensation payable to such executive will be a lump sum amount which will be a multiple, depending upon the position held by the individual executive, of 2.5 times the executive's annual compensation.

In the case of a number of the Named Executives, the Corporation has entered into letters of appointment with them confirming the terms of their employment and, among other things, confirming their entitlement to notice in the event of termination without cause or compensation in lieu of such notice. Typically, such arrangements provide for compensation of 18 to 24 months salary in the event of termination without cause. In arriving at such contractual arrangements, the Corporation takes into account common law rights to notice or pay in lieu of notice on termination of employment.

Mr. Pratt, Mr. Osborne and Mr. Vaughan are party to letters of appointment and change of control agreements. Under the letters of appointment, in connection with the Board's objective of returning the Corporation to profitability, the Corporation expressed an intention to pay each of Mr. Pratt, Mr. Osborne and Mr. Vaughan a bonus, which is at the discretion of the Board of Directors as to amount, if after emerging from CCAA, Stelco achieved three successive financial quarters of positive net income (without regard to extraordinary items) at any time up to and including the second quarter of 2006. A bonus cannot be achieved due to the timing of emergence from CCAA and financial losses in the second half of 2005. Mr. Pratt will be leaving his post as President and Chief Executive Officer at the end of the first quarter of 2006. Mr. Pratt will receive a payment pursuant to his change of control agreement on leaving his officer post. It is expected that Mr. Pratt will become Chair of the Board of Directors immediately thereafter.

Compensation of Directors

Directors who were not employees of the Corporation ("Outside Directors") were entitled to be paid a base retainer of $25,000. Previously the retainer had been $20,000 and the Directors received an award of common shares valued at $5,000 pursuant to the Corporation's outside Directors Share Compensation Plan. The Plan was designed to recognize the importance of aligning remuneration with Shareholder interests. Since the Corporation filed for a protective order under the CCAA on January 29, 2004, the Corporation has suspended the Outside Director Share Compensation Plan until such time as the Corporation emerges from protection under the statute. Outside Directors who were members of a committee of the Board, other than the Audit Committee, were paid $3,500 per annum for their services as members of such committees. Outside Directors who acted as the chair of a committee of the Board, other than the Audit Committee, were paid $5,000 per annum for their services, such payment being in addition to any amount to which they are entitled as a member of such committee. Outside Directors were paid a fee of $1,500 for attendance at each meeting of the Board and any committee of the Board of which they are a member. The fee paid to the Chair of the Audit Committee is $7,500 and the fee paid to Outside Directors who act as members of the Audit Committee is $5,000. The non-executive Chairman of the Board was paid an all-inclusive fee of $200,000 per annum. Directors also receive reimbursement for reasonable expenses incurred in connection with attending Board and committee meetings.

Performance Graph

The following graph compares the total cumulative shareholder return (assuming reinvestment of dividends) for $100 invested in the Corporation's Common Shares on December 31, 2000, with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Industrial Products-Steel Index for the five most recently completed financial years.


PERCENTAGE
400
350
300
250
200
150
100
50
0

	2000	2001	2002	2003	2004	2005
STELCO	100	90	103	67	58	6
S&P/TSX Composite	100	87	77	97	111	138
S&P/TSX Industrial	100	118	116	149	252	362

14.4 Indebtedness of Directors, Executive Officers and Senior Officers

As at December 31, 2005, none of the current or former Directors, Officers or employees of the Corporation were indebted to the Corporation or any of its subsidiaries.

14.5 Interests of Insiders in Material Transactions

As of December 31, 2005, an Officer was affiliated with McCarthy Tétrault LLP (who provides legal service to the Corporation), and a Director was associated with McLean Budden Limited, (investment managers who provide investment advice to Stelco for a portion of Stelco's pension assets) respectively.

14.6 Auditor of the Corporation

The auditor of the Corporation is KPMG LLP.

APPENDIX A

STELCO INC.

BOARD OF DIRECTORS CHARTER

WHEREAS the Board of Directors (the "Board") of Stelco Inc. (the "Corporation") has determined that it would be appropriate for the Board to adopt a written mandate describing its responsibilities and duties in relation to oversight of the business and affairs of the Corporation and Committees of the Board;

AND WHEREAS the Board is appointed by and represents the shareholders of the Corporation but is obligated to act in the best interests of the Corporation;

A. Constitution

1. A majority of the Board of Directors shall be independent of the Corporation as determined by the Board of Directors, in accordance with applicable laws, rules and regulations.

B. Procedural Matters

1. Members of the Board shall serve at the pleasure of the shareholders of the Corporation and the shareholders of the Corporation shall elect the Board annually.
2. The Board may appoint such Committees from time to time as it considers appropriate to act on behalf of the Board or make recommendations to the Board with respect to matters to be decided by the Board. If such Committees are intended as permanent Committees, they shall have a Charter which defines their responsibilities in relation to the Board and the extent of delegated powers to such Committees. Each of these Charters shall require the respective Committee to annually evaluate its effectiveness. The functions of the Board, subject to applicable laws, may be delegated to its Committees except where provided otherwise herein.
3. The Board shall choose a member to act as Chair who shall be an Independent Director. The Board shall provide the Chair with a written mandate.
4. Members of the Board shall be entitled to receive such remuneration for acting as members of the Board as may be determined from time to time by the Board on the recommendations of the Corporate Governance Committee of the Board.
5. The Board shall, from time to time, review its performance and mandate as part of an annual review of its effectiveness and the effectiveness of its Committees. The Board shall meet in camera on a regular basis for such purpose and related purposes.
6. The Board shall consider from time to time its resources including the adequacy of the information provided to it with respect to oversight of the management of the Corporation and shall confer with management with respect to its findings.
7. The functions referred to in sections C1(a), (c), (d), (e), (g), (j), 2 and 4(a) and (b) shall not be delegated.

C. Functions

1. General Responsibilities

(a) The Board shall oversee the management of the Corporation. In doing so, the Board shall establish a productive working relationship with the Chief Executive Officer and other members of senior management.

(b) The officers of the Corporation, headed by the Chief Executive Officer, shall be responsible for general day-to-day management of the Corporation and for making recommendations to the Board with respect to long-term strategic, financial, organization and related objectives.

(c) The roles and responsibilities of the Board are intended to primarily focus on the formulation of long term strategic, financial and organizational goals for the Corporation and on the monitoring of management performance. Without limitation, the Board shall (i) oversee a management-driven strategic planning process and approve the Corporation's strategic plan, (ii) assess the principal risks of the Corporation's business and ensure appropriate systems are in place to manage such risks, (iii) select, monitor and evaluate the Chief Executive Officer for the Corporation and oversee succession planning at the senior management level (including appointing, training and monitoring senior officers), (iv) adopt and oversee the communications policies of the Corporation and (v) monitor the effectiveness of the Corporation's internal control and management information systems to safeguard corporate assets.

(d) The Board shall review and approve the Corporation's financial objectives, short and long-term business plans for the Corporation's businesses and monitor performance in accordance with such plans. The Board shall also approve without limitation to its statutory obligations and duties:

(i) significant capital allocations and expenditures;

(ii) transactions out of the ordinary course of business;

(iii) all matters that would be expected to have a major impact on shareholders, creditors or employees;

(iv) the appointment of any person to any position that would qualify such person as an officer of the Corporation;

(v) any amendments to the Corporation's pension plans, and

(vi) any proposed changes in compensation to be paid to members of the Board of Directors on the recommendation of the Corporate Governance Committee.

(e) The Board will oversee ethical behaviour and compliance with laws and regulations, which includes overseeing the choice of critical accounting principles.

(f) With respect to significant risks and opportunities affecting the Corporation, the Board may impose such limits on the business activity of the Corporation as may be in the interests of the Corporation and its shareholders.

(g) The Board shall annually consider the skills and competencies of the Board from the perspective of determining what additional skills and competencies would be helpful to the Board. The identification of specific candidates for consideration shall be the responsibility of the Corporate Governance Committee which shall be guided by the findings of the Board in relation to competencies and skills.

(h) The Board will adopt prudent financial standards with respect to the affairs of the Corporation and periodically will approve target levels of debt in relation to the Corporation's consolidated capitalization and other similar financial prudence standards.

(i) The Board shall perform such other functions as are prescribed by law, as are assigned to the Board in the Corporation's governing documents and as it may from time to time determine in accordance with the plenary powers of the Board.

(j) The Board shall receive the following reports: (i) periodic reports from its Committees following Committee meetings and, annually, a report from each Committee as to the work undertaken by the Committee and the Committee's recommendations, if any, for change with respect to its responsibilities and effectiveness; and (ii) an annual and interim report with respect to the Corporation's pension plans covering those matters specified in the Stelco Inc. Pension Plan Administration and Oversight Policy dated May 1999 as the same may be amended from time to time with Board approval.

2. Relationship with Committees

   (a) The Board shall annually assess the charters of its Committees.

   (b) The Board shall annually appoint a member of each Committee to act as Chair of the Committee on the advice of the Chair of the Board and Corporate Governance Committee.

3. Senior Management

   (a) The Board will approve a position description for the Chief Executive Officer.

   (b) The Board will review with the Human Resources and Compensation Committee the objectives set for the Chief Executive Officer and performance in relation to such objectives.

   (c) The Board will, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and the other members of senior management and that the Chief Executive Officer and other members of senior management create a culture of integrity throughout the Corporation.

4. Financial Statements and Significant Disclosure Documents

   (a) The Board will annually review and approve the Corporation's annual information form as well as its annual report and related financial statements and annual management discussion and analysis disclosure. In doing so, the Board will consider the quality and usefulness of the information from the perspective of its shareholders.

   (b) The Board has responsibility for reviewing and approving for release interim financial statements and related disclosure.

   (c) The Board will periodically review the means by which shareholders can communicate with the Corporation including the opportunity to do so at the annual meeting, communications interfaces through the Corporation's website and the adequacy of resources available within the Corporation to respond to shareholders through the office of the Corporate Secretary and otherwise.

   (d) The Board will review and approve financial performance guidance prior to the public disclosure of such information.

D. Resources, Meetings and Reports

1. The Board shall have adequate resources to discharge its responsibilities. The Chair shall be empowered to engage advisers as may be appropriate from time to time to advise the Chair or the Board with respect to duties and responsibilities.

2. The Board shall meet not less than six times per year.

3. The meetings of the Board shall ordinarily include the Chief Executive Officer (if not a Director) and the Secretary and shall periodically include other senior officers as may be appropriate as determined by the Board and as may be desirable to enable the Board to become familiar with the Corporation's management team. The Board may meet in private at any time.

4. The Secretary shall keep minutes of its meetings in which shall be recorded all actions taken by the Board. Such minutes shall be made available to Board members at their request and all such minutes shall be approved by the Board for entry in the records of the Corporation.

5. Members of the Board shall have the right, for the purposes of discharging their respective powers and responsibilities, to inspect any relevant records of the Corporation and its subsidiaries.

6. Members of the Board, subject to approval of the Chair of the Corporate Governance Committee, may retain separate counsel to deal with issues relating to their responsibilities as member of the Board.

E. Feedback

1. The Board welcomes input and comments from securityholders. You may contact the Board at:

Chair of the Board of Directors
Stelco Inc.
P.O. Box 2030
Hamilton, ON L8N 3T1

Fax: (905) 308-7045

STELCO INC.

AUDIT COMMITTEE CHARTER

WHEREAS By-law No. 28 of the Corporation permits the Board of Directors (the "Board") to appoint an Audit Committee (the "Committee"), with such designations as the Board shall determine, and delegate to such Committee any of the powers of the Board except those powers which pertain to matters which may not be delegated pursuant to the *Canada Business Corporations Act*;

AND WHEREAS such By-law requires that a majority of members of such Committee shall be resident Canadians;

AND WHEREAS, the Committee's primary function is to oversee the effectiveness of the financial affairs of the Corporation including the control environment within which financial statements and reporting occurs;

A. Constitution

1. Each member of the Audit Committee shall be independent of the Corporation as determined by the Board of Directors, in accordance with applicable laws, rules and regulations.
2. The Committee shall consist of not fewer than three and not more than five Directors and a majority of Committee members shall constitute a quorum.
3. All members of the Committee shall be financially literate. A member is financially literate if the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial statements of the Corporation.

B. Procedural Matters

1. Members of the Committee shall be appointed by the Board and shall serve at the pleasure of the Board.
2. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board, which shall fill any vacancy if the membership of the Committee is less than three Independent Directors.
3. The Board shall appoint a Chair for the Committee.
4. If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.
5. The Secretary of the Corporation shall serve as a secretary of the Committee.
6. The Chair of the Committee or the Chair of the Board of Directors or any member of the Committee may call a meeting of the Committee. The Committee shall meet at such times during each year as it deems appropriate.
7. The Committee will ordinarily meet *in camera* at the end of each of its formal meetings.
8. Notice of the time and place of every meeting shall be given in writing (including by way of written facsimile or e-mail communication) to each member of the Committee and the Chair of the Board at least 48 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting.

9. The Committee shall review its performance and its mandate as part of an annual review of Committee matters made to the Board and propose or recommend changes with respect to Committee activity as may be appropriate.

10. Members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

C. Functions

1. The Committee shall:

(a) Review all interim unaudited and annual audited financial statements, together with accompanying notes, management discussion and analysis disclosure (MD&A) including press releases.

(b) Review all financial disclosure including financial statements (whether stand alone or included in any prospectus or other offering document, Annual Information Form or similar document which is filed with securities regulators in Canada or outside of Canada), management's discussion and analysis and annual and interim earnings press releases before the Corporation publicly discloses this information.

(c) Review financial performance guidance and other material financial forward-looking information prior to consideration by the Board of Directors of such guidance and the public disclosure of such information; review early warning financial guidance prior to the public disclosure of such information; provided that the Audit Committee may delegate such responsibility to the Chair of the Audit Committee.

(d) Make recommendations to the Board for approval with respect to the interim unaudited and annual audited financial statements, in each case having reviewed:

(i) relevant financial and operating performance;

(ii) the appropriateness of the Corporation's significant accounting principles and practices, including acceptable alternatives, and the appropriateness of any *significant changes in accounting principles and practices.*

(iii) the existence and substance of significant accruals, estimates, or accounting judgements, and the level of conservatism.

(iv) unusual or extraordinary items, transactions with related parties, off-balance sheet liabilities and the adequacy of related disclosure.

(v) asset and liability carrying values.

(vi) income tax status and related reserves.

(vii) qualifications contained in related letters of representation.

(e) Review on a periodic basis:

(i) assurances of compliance with covenants in trust deeds or loan agreements.

(ii) material business risks, uncertainties, commitments, and contingent liabilities relating to the businesses of the Corporation.

(iii) the capital structure of the Corporation, including levels of indebtedness, structure of debt financings, credit availability and related matters.

(f) Review the Corporation's Annual Information Form and make a recommendation for approval thereof to the Board.

(g) Directly oversee the work of the external auditor including:

(i) the selection and recommendation to the Board of the appointment of the auditing firm retained to conduct the annual audit of the Corporation's annual financial statements, review of the Corporation's interim financial statements (and related notes and management's discussion and analysis in each case) and attest services.

(ii) quality of service.

(iii) resolution of disagreements between management and the external auditor regarding financial reporting.

(iv) assessing the independence of appointed auditing firm.

(v) reviewing of the external audit plan comprising a fee estimate, objectives, scope, materiality, timing, locations to be visited, areas of audit risk, and co-ordination with Internal Audit.

(vi) reviewing of audit reports and reviews and findings, including corresponding management responses.

(vii) approving and recommending to the Board the audit fee and any other compensation paid to the auditors.

(viii) pre-approving all audit, non-audit, tax and other services provided by the external auditor to the Corporation or its subsidiary entities and the fees charged for such services and establishing from time to time pre-approval policies as may be appropriate for such purposes. Notwithstanding the foregoing, the external auditor shall be prohibited from providing appraisal or valuation services, fairness opinions, actuarial services, legal services, internal audit outsourcing services, management functions or human resources, bookkeeping or other services relating to the accounting records or financial statements of the Corporation or financial information systems designed in implementation.

(ix) undertaking private discussions with the external auditor regarding the quality of financial personnel, the level of co-operation received, unresolved material differences of opinion or disputes, and the effectiveness of internal controls and procedures.

(x) ensuring direct reporting of the external auditor to the Committee.

(h) Oversee the internal audit function including:

(i) approving the annual audit plan including risk assessment, activities selected for assessment and testing control systems for financial reporting, budgets, resources (both personnel and technological) and organizational reporting structure.

(ii) reviewing audit progress, findings, recommendations, responses, and follow up actions.

(iii) undertaking private discussions with senior internal audit staff as to internal audit independence, co-operation received from management, interaction with external audit, and any unresolved material disagreements with management.

(iv) annual approval of internal audit mandate.

(v) overseeing succession with respect to the leadership of the internal audit function within the Corporation.

(i) Review the effectiveness of control and control systems established by management and utilized by the Corporation in connection with financial reporting, safeguarding of assets and mitigation of business risks including reports prepared by the internal auditor and such other persons as the Committee may consider appropriate.

(j) Review incidents of fraud, illegal acts and conflicts of interest.

(k) Review documents filed with securities commissions, including the Corporation's annual information form and annual report.

(l) Review material asset valuation issues.

(m) Review outstanding litigation.

(n) Review the expenses and perquisites, including the use of Corporation assets, by senior officers.

(o) Review material matters that come before audit committees of subsidiaries.

(p) Review cases where management has sought accounting advice on a specific issue from an accounting firm other than the one appointed as Auditor.

(q) Establish financial whistleblowing procedures for:

    (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, auditing matters and financial related disclosure, and

    (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(r) Satisfy itself that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements other than public disclosure of information in the Corporation's financial statements, MD&A and annual and interim earnings press releases and periodically assess the adequacy of those procedures.

(s) Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

(t) Review the processes and controls followed for senior officer certification of financial statements.

(u) Review from time to time the processes and systems used by the Corporation to analyze the financial and related benefits of major capital expenditures and related investments and, in connection therewith, review major capital expenditure proposals with management prior to submission of such proposals to the Board of Directors.

(v) Consider and review re-forecasts to budget previously approved by the Board of Directors prior to the submission of such re-forecasts to the Board of Directors for its consideration.

D. Resources, Meetings and Reports

1. The Committee shall have adequate resources to discharge its responsibilities, including the ability to engage and compensate external advisors deemed necessary to permit the Committee to carry out its duties.

2. The Committee shall meet not less than four times per year.

3. The meetings of the Committee shall ordinarily include the Chief Financial Officer (provided that the Committee may meet in private at any time it chooses) and the Chair of the Board shall be an *ex officio* member of the Committee if not otherwise appointed as a member of such Committee. The Committee may request the attendance of other officers at its meetings from time to time.

4. The Board of Directors shall be kept informed of the Committee's activities by a report presented at the Board meeting following each Committee meeting.
5. The Committee shall keep minutes of its meetings in which shall be recorded all actions taken by the Committee which minutes shall be made available to the Board.
6. The Committee shall have the right, for the purpose of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Corporation and its subsidiaries.

E. Chair of the Committee

The responsibilities of the Chair of the Audit Committee shall be to:

(a) provide leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

(b) chairs meetings of the Committee, unless not present;

(c) ensures that the Committee meets on a regular basis and at least four times per year;

(d) reviews in advance the agenda and supporting material for Committee meetings;

(e) in consultation with the Chair of the Board and the Committee members, establishes a calendar for holding meetings of the Committee;

(f) report to the Board on a timely basis with respect to Committee activity as soon as reasonably possible after each Committee meeting;

(g) ensures that the Committee receives adequate and regular updates from the management on all issues relating to audits, financial statements, MD&A, annual and interim earnings, press releases, procedures for disclosure of financial information and disclosure controls;

(h) meets separately as required with the external auditors to ensure that the Committee has the information required to perform its role of oversight in line with its mandate;

(i) pre-approves non-audit services not prohibited by law to be performed by external auditors in conformity with the terms of any authorization delegated to him by the Committee; and

(j) reports annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the objectives and responsibilities of the Board as a whole.

ADDITIONAL INFORMATION

(A) Additional financial information is provided in the Corporation's consolidated financial statements for the years ended December 31, 2005 and 2004, contained in the 2005 Annual Report.

(B) Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

(C) When the securities of the Corporation are in the course of a distribution pursuant to a short-form prospectus or when a preliminary short-form prospectus has been filed in respect of a distribution of the Corporation's securities, the Corporation will provide to any person, upon request to the Secretary of the Corporation at the address noted below, one copy of

i. this Annual Information Form;
ii. the 2005 Annual Report of the Corporation;
iii. any interim financial statements of the Corporation issued subsequent to December 31, 2005;
iv. the Management Proxy Circular of the Corporation referred to in (B) above; and
v. any other document that is incorporated by reference into the preliminary short-form prospectus or the short-form prospectus.

When the securities of the Corporation are not in the course of distribution, the Corporation will provide to any person, upon request to the Secretary of the Corporation at the address below, a copy of the documents referred to in (C) (i), (ii), (iii) and (iv) above, provided that the Corporation may require payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Corporate Secretary,
Stelco Inc.
P.O. Box 2030
Hamilton, ON L8N 3T1
Telephone: (905) 528-2511, ext. 2618

Form 52-109F1 – Certification of Annual Filings

I, William E. Vaughan, Senior Vice President - Finance and Chief Financial Officer of Stelco Inc. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stelco Inc., (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 24, 2006

"William E. Vaughan"

William E. Vaughan
Senior Vice President - Finance and
Chief Financial Officer

Form 52-109F1 – Certification of Annual Filings

I, Courtney Pratt, President and Chief Executive Officer of Stelco Inc. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stelco Inc., (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 24, 2006

"Courtney Pratt"

Courtney Pratt
President and Chief Executive Officer

News release via Canada NewsWire, Toronto 416-863-9350

41

Attention Business Editors:
Stelco to seek court order concerning issuance of amended Floating Rate Notes

HAMILTON, ON, March 24 /CNW/ - Stelco Inc. announced today that it has proposed to amend its Court-approved restructuring plan to change, among other things, certain terms of the New Secured Floating Rate Notes ("FRNs") to be issued under the plan. The amendments include an increase of 0.50% to the interest rate payable under the FRNs in the first two years of the term and thereafter under certain circumstances. The call protection for the FRNs has also been changed.

The proposed amendments to the FRNs are the result of discussions held among key stakeholders to finalize the terms of various agreements contemplated by Stelco's restructuring plan. The proposed amendments require the consent of the Court-appointed Monitor, Tricap Management Limited and the other equity sponsors, and must not be objected to by the Senior Bondholder Steering Committee ("the SBSC"). Stelco has obtained the consent of the Monitor and Tricap. The Company is awaiting confirmation from the other equity sponsors and the SBSC that Stelco may proceed with the proposed amendments. The Province of Ontario supports the amendments.

Stelco also announced that it will seek an Order of the Superior Court of Justice (Ontario) in connection with U.S. securities law requirements and the issuance of the amended FRNs. The motion is scheduled to be heard on Tuesday, March 28, 2006. If for any reason the remaining confirmations from the other equity sponsors and the SBSC are not obtained, the motion will not proceed.

On March 9, 2006, Stelco sought and obtained an Order in connection with U.S. securities law requirements and the issuance and exchange of the FRNs and guarantees of Stelco's obligations under the FRNs. The Company has been advised by U.S. securities law counsel that an Order similar to that obtained on March 9, 2006 is required in respect of the amended FRNs.

The Order being sought, if granted, will enable Stelco to utilize a U.S. securities law exemption by approving the terms and conditions of the issuance and exchange of the amended FRNs and other securities for the claims of affected creditors, and by declaring that those terms and conditions are fair to the affected creditors, in a manner similar to the approval in the March 9, 2006 Order.

Notice of this motion is being provided so that affected creditors and other persons are aware of the hearing and of the fact that the hearing is open to them to be heard. A copy of the court materials for the motion, including the form of letter that would amend Stelco's restructuring plan to change the terms of the FRNs, will be accessible through a link available on the Company's web site.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2005 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: please contact: Helen Reeves, (905) 528-2511
Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 23:57e 24-MAR-06

42

RECEIVED

Stelco Inc.

SECOND AMENDING LETTER

March 24, 2006

Ernst & Young Inc.
P. O. Box 251
Ernst & Young Tower
222 Bay Street, 21st Floor
Toronto-Dominion Centre
Toronto, ON
M5K 1J7

Attention: Alex Morrison
Fax No.: (416) 943-3300

Tricap Management Limited
BCE Place
181 Bay Street
Suite 300, P.O. Box 771
Toronto, ON M5E 1S9

Attention: Edwin B. Nordholm
Fax No.: (416) 365-9642

Sunrise Partners Limited Partnership
Two American Lane
Greenwich, Connecticut
06836-2571

Attention: Michael Berner
Fax No.: (203) 862-6924

Appaloosa Management L.P.
26 Main Street, 1st Floor
Chatham, New Jersey
07928

Attention: Michael Lukacs
Fax No.: (973) 701-7055

Dear Sirs:

Re: Third Amended and Restated Plan of Arrangement and Reorganization Pursuant to the *Companies' Creditors Arrangement Act* (Canada) and the *Canada Business Corporations Act* dated December 9, 2005, as amended by the letter dated March 23, 2006 (the "CCAA Plan")

We refer to the CCAA Plan. Capitalized terms used but not defined in this Second Amending Letter shall have the meaning ascribed to them in the CCAA Plan.

Effective as of the date hereof, and pursuant to, and in accordance with, the provisions of Section 7.01(1) of the CCAA Plan, the CCAA Plan shall be amended as follows:

1. The definition of New Inter-creditor Agreement in Section 1.02 of the CCAA Plan is deleted in its entirely and replaced with the following:

   "**New Inter-creditor Agreement**" means an inter-creditor agreement between, among others, the lenders under the New ABL Facility, the Financing Provider, the New Trustees and Stelco setting out among other things the relative rights and priorities of the obligations and security under the New ABL Facility, the New Secured Revolving Term Loan and the New Secured FRNs and an inter-creditor agreement from the Province to the

lenders under the New ABL Facility, the Financing Provider and the New Trustees setting out the rights and priorities of the obligations of the Province under the New Province Note.

2. The definition of New Province Note in Section 1.02 of the CCAA Plan is deleted in its entirety and replaced with the following:

"**New Province Note**" means the Province note loan agreement between the Province and Stelco in respect of the $150 million to be advanced by the Province to Stelco on the Plan Implementation Date, including terms substantially similar to those set out in Schedule C.

3. The "Interest Rate" and "Optional Redemption/Call Protection" provisions in Schedule "B" of the CCAA Plan are deleted in their entirety and replaced with the following:

Interest Rate:

(a) for years 1 and 2, LIBOR + 550 bps in cash or LIBOR + 850 bps in New Secured FRNs, at Stelco's option;

(b) after year 2 and until the fifth anniversary of the Plan Implementation Date, LIBOR + 550 bps in cash or LIBOR + 850 bps in New Secured FRNs at Stelco's option, provided that: (i) if at the beginning of any semi-annual interest period, as more particularly described below, the aggregate of (A) the commitment under the New Secured Revolving Term Loan and (B) the charge on fixed assets in favour of the lenders under the New ABL Facility ranking in priority to the charge on the fixed assets granted in respect of the New Secured FRNs, is less than or equal to $500M, the applicable interest rate will be decreased by 50 bps in either case for that semi-annual interest period, and (ii) if at the beginning of any semi-annual interest period, as more particularly described below, the aggregate of (A) the commitment under the New Secured Revolving Term Loan and (B) the charge on fixed assets in favour of the lenders under the New ABL Facility ranking in priority to the charge on the fixed assets granted in respect of the New Secured FRNs, is greater than $500M, the applicable interest rate will remain at LIBOR + 550 bps in cash or LIBOR + 850 bps in New Secured FRNs or, following any decrease as provided in (b)(i) above, be increased by 50 bps in either case for that semi-annual interest period; and

(c) after the fifth anniversary of the Plan Implementation Date, LIBOR + 550 bps in cash or LIBOR + 850 bps accrued, at Stelco's option, provided that: (i) if at the beginning of any semi-annual interest period, as more particularly described below, the aggregate of (A) the commitment under the New Secured Revolving Term Loan and (B) the charge on fixed assets in favour of the lenders under the New ABL Facility ranking in priority to the charge on the fixed assets granted in respect of the New Secured FRNs, is less than or equal to $500M, the applicable interest rate will be decreased by 50 bps in either case for that semi-annual interest period, and (ii) if at the beginning of any semi-annual interest period, as more particularly described below, the aggregate of (A) the commitment under the New Secured Revolving Term Loan and (B) the charge on fixed assets in favour of the lenders under the New ABL Facility ranking in priority to the charge on the fixed assets granted in respect of the New Secured FRNs, is greater than $500M, the applicable interest rate will remain at LIBOR + 550 bps in cash or LIBOR + 850 bps accrued or, following any decrease as provided in (c)(i) above, be increased by 50 bps in either case for that semi-annual interest period.

The aggregate of (i) the commitment under the New Secured Revolving Term Loan and (ii) the charge on fixed assets in favour of the lenders under the New ABL Facility ranking in priority to the charge on the fixed assets granted in respect of the New Secured FRNs, will be measured 2 days prior to the day on which interest

under the New Secured FRNs is payable in any semi-annual interest period to determine the applicable interest rate in (b) and (c) above. Any change in the interest rate will apply prospectively to the next semi-annual interest period.

Optional Redemption /Call Protection:	Callable at 110% in years 1 and 2, 105% in year 3, 102.5% in year 4 and at par thereafter, in each case payable in cash

The foregoing amendments are not materially prejudicial to the interests of the Affected Creditors under the CCAA Plan.

All other terms and provisions contained in the CCAA Plan shall remain in full force and effect and unchanged.

This Second Amending Letter may be executed by the parties in counterparts and may be executed and delivered by facsimile and all the counterparts and facsimiles shall together constitute one and the same instrument.

This Second Amending Letter shall be governed and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Please confirm your agreement with the foregoing by executing this Second Amending Letter in the space provided below.

- signature page follows -

Yours truly,

STELCO INC.

By: ______________________
Name:
Title:

STELPIPE LTD.

By: ______________________
Name:
Title:

STELWIRE LTD.

By: ______________________
Name:
Title:

CHT STEEL COMPANY INC.

By: ______________________
Name:
Title:

WELLAND PIPE LTD.

By: ______________________
Name:
Title:

c: ThorntonGroutFinnigan LLP
Canadian Pacific Tower
32nd Floor 100 Wellington Street West
Toronto, ON M5K 1K7

Attention: Robert I. Thornton
Fax No.: (416) 304-1313

McMillan Binch Mendelsohn LLP
BCE Place, Suite 4400
Bay Wellington Tower
181 Bay Street
Toronto, ON M5J 2T3

Attention: Andrew J.F. Kent and Wael Rostom
Fax No.: (416) 865-7048

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, ON
M5X 1B8

Attention: Edward A. Sellers and Marc S. Wasserman
Fax No.: (416) 862-6666

Yours truly,

STELCO INC.

By: ______________________

Name:

Title:

STELPIPE LTD.

By: ______________________

Name:

Title:

STELWIRE LTD.

By: ______________________

Name: DENIS FRASER

Title: ~~EXEC VP & COO~~ DIRECTOR

CHT STEEL COMPANY INC.

By: ______________________

Name:

Title:

WELLAND PIPE LTD.

By: ______________________

Name:

Title:

c: ThorntonGroutFinnigan LLP
Canadian Pacific Tower
32nd Floor 100 Wellington Street West
Toronto, ON M5K 1K7

Attention: Robert I. Thornton
Fax No.: (416) 304-1313

McMillan Binch Mendelsohn LLP
BCE Place, Suite 4400
Bay Wellington Tower
181 Bay Street
Toronto, ON M5J 2T3

Attention: Andrew J.F. Kent and Wael Rostom
Fax No.: (416) 865-7048

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, ON
M5X 1B8

Attention: Edward A. Sellers and Marc S. Wasserman
Fax No.: (416) 862-6666

Accepted and agreed to as of this ____ day of March, 2006

ERNST & YOUNG INC., in its capacity as court appointed Monitor of the Applicants

By: ______________________

Name: Alexander Morrison

Title: Senior Vice President

TRICAP MANAGEMENT LIMITED

By: ______________________

Name:

Title:

SUNRISE PARTNERS LIMITED PARTNERSHIP

By: ______________________

Name:

Title:

APPALOOSA MANAGEMENT L.P., by its general partner APPALOOSA PARTNERS INC., on behalf of certain funds for which Appaloosa Management L.P. acts as investment adviser

By: ______________________

Name:

Title:

Accepted and agreed to as of this ____ day of March, 2006

ERNST & YOUNG INC., in its capacity as court appointed Monitor of the Applicants

By: ______________________

Name:

Title:

TRICAP MANAGEMENT LIMITED

By: ______________________

Name:

Title:

SUNRISE PARTNERS LIMITED PARTNERSHIP

By: ______________________

Name:

Title:

APPALOOSA MANAGEMENT L.P., by its general partner APPALOOSA PARTNERS INC., on behalf of certain funds for which Appaloosa Management L.P. acts as investment adviser

By: ______________________

Name:

Title:

Accepted and agreed to as of this ____ day of March, 2006

ERNST & YOUNG INC., in its capacity as court appointed Monitor of the Applicants

By: ______________________________

Name:

Title:

TRICAP MANAGEMENT LIMITED

By: ______________________________

Name:

Title:

SUNRISE PARTNERS LIMITED PARTNERSHIP

By: ______________________________

Name:

Title: Michael J. Berner, Vice President

APPALOOSA MANAGEMENT L.P., by its general partner APPALOOSA PARTNERS INC., on behalf of certain funds for which Appaloosa Management L.P. acts as investment adviser

By: ______________________________

Name:

Title:

Accepted and agreed to as of this ____ day of March, 2006

ERNST & YOUNG INC., in its capacity as court appointed Monitor of the Applicants

By: ______________________

Name:

Title:

TRICAP MANAGEMENT LIMITED

By: ______________________

Name:

Title:

SUNRISE PARTNERS LIMITED PARTNERSHIP

By: ______________________

Name:

Title:

APPALOOSA MANAGEMENT L.P., by its general partner APPALOOSA PARTNERS INC., on behalf of certain funds for which Appaloosa Management L.P. acts as investment adviser

By: ______________________

Name:

Title:

News release via Canada NewsWire, Toronto 416-863-9350

43

RECEIVED

Attention Business Editors:
Stelco issues restructuring update

HAMILTON, ON, March 27 /CNW/ - Stelco Inc. today issued an update in the matter of the finalization and approval of principal documents as the Company moves towards implementation of its restructuring plan, expected to occur on March 31, 2006.

On March 24, 2006 Stelco announced the proposed amendment of its restructuring plan to change, among other things, certain terms of the New Secured Floating Rate Notes ("FRNs") to be issued under the plan. The Company indicated at that time that the proposed amendments had the consent or support of the Court-appointed Monitor, Tricap Management Limited and the Province of Ontario. In that same news release, Stelco said that it was awaiting confirmation from the other equity sponsors and indication from the Senior Bondholder Steering Committee that the Company could proceed with the proposed amendments.

Stelco announced this morning that those confirmations and indications have now been received. This means that the Company will now proceed to seek an Order of the Superior Court of Justice (Ontario) in connection with U.S. securities law requirements and the issuance of the amended FRNs as disclosed in the news release issued on March 24, 2006. Notice of such motion was provided in that news release. The motion is scheduled to be heard on Tuesday, March 28, 2006.

The Company today also announced that the terms of various material documents and agreements contemplated by Stelco's restructuring plan have now been finalized. These documents include the Company's ABL Loan Agreement, its Secured Revolving Term Loan Agreement, the Secured Floating Rate Note Trust Indenture under which the Company will issue secured notes, the Province Loan Agreement and Pension Agreement, the Intercreditor Agreement, the Province Intercreditor Agreement, and the Warrant Indenture. Certain of these documents are in the process of being prepared in form suitable for posting. Once the documents are in proper form, they will be posted and accessible through a link available on the Company's web site.

Stelco today confirmed that is on course for a plan implementation date of March 31, 2006.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products.

This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2005 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701/

CO: Stelco Inc.

CNW 09:51e 27-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350

44

Attention Business Editors:
Stelco announces posting of certain restructuring plan documents

HAMILTON, ON, March 27 /CNW/ - Stelco Inc. announced this evening that, in compliance with the terms of its restructuring plan, it has posted certain principal documents in connection with the plan to a dedicated web site area.

The documents include the (i) New Platform Trust Indenture and Supplemental Indenture; (ii) the New Inter-creditor Agreement and the Province Inter-creditor Agreement; (iii) the New Province Note Loan Agreement; (iv) the New Warrant Indenture, and (v) the Pension Agreement with the Province of Ontario.

The documents have been posted under a separate heading ("CCAA Plan Documents") at the following web site: www.mccarthy.ca/en/ccaa. They are also accessible through a link available on the Company's web site, at www.stelco.ca

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2005 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: please contact: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 19:13e 27-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350

45

Attention Business Editors:
Stelco obtains Court Order concerning issuance of new securities

HAMILTON, ON, March 28 /CNW/ - Stelco Inc. announced today that it has sought and obtained an Order concerning the issuance of new securities and other consideration to affected creditors in connection with the Company's restructuring plan.

At a hearing held this morning, the Superior Court of Justice (Ontario) approved the terms and conditions of the issuance and exchange of these securities and cash in exchange for the affected claims. The Court also declared that those terms and conditions are fair to the affected creditors.

The consideration in question includes New Secured Floating Rate Notes ("FRNs"), New Common Shares, New Warrants and cash.

As Stelco has disclosed on previous occasions, the Order will enable the Company to utilize an exemption under U.S. securities law concerning the issuance and exchange of the FRNs. A similar Order had been granted on March 9, 2006. In the meantime, and as a result of discussions among relevant stakeholders, Stelco has made certain amendments to its restructuring plan, including changes to the FRNs. The Company was advised by U.S. securities law counsel that, in light of these amendments, an Order similar to that obtained on March 9, 2006 was required.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2005 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 17:04e 28-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350

46

Attention Business Editors:
Stelco announces filing of 57th Monitor's Report

HAMILTON, ON, March 29 /CNW/ - Stelco Inc. announces that the Fifty-Seventh Report of the Monitor in the matter of the Company's Court-supervised restructuring was served this afternoon. The full text of the Report will be accessible through a link available on Stelco's web site.

The Monitor expresses the view that, as at the time of the Report, it appears as though the Company's restructuring plan and reorganization of its corporate structure will be implemented as planned on March 31, 2006.

The Report also reviews the previously announced process of finalizing and posting certain principal documents in connection with the restructuring and reorganization. The Report lists the parties to each of those documents.

The Monitor indicates that it will seek an Order extending the protection afforded it under Stelco's CCAA process until it is discharged. While plan implementation is expected to occur on March 31, 2006, the Monitor's duties will extend beyond that date. It may be several months before the claims procedure and other matters for which the Monitor is responsible are completed.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2005 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701/
(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 15:08e 29-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350

47

Attention Business Editors:
Stelco set to emerge from restructuring process

HAMILTON, ON, March 31 /CNW/ - Stelco Inc. announced today that it is on track to emerge from its 26 month long Court-supervised restructuring by midnight tonight.

The Company indicated that it has satisfied the conditions to implementation of its restructuring plan under the Companies' Creditors Arrangement Act ("CCAA") and has filed Articles of Reorganization.

Stelco also indicated that it has satisfied the conditions to implementation of the reorganization of its corporate structure under the Canada Business Corporations Act and has filed Articles of Arrangement.

These steps are important to enabling the Company to close its multi-step refinancing and reorganization, and to emerge from the CCAA process by the end of today.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the company as a viable and competitive producer for the long term. The new Stelco will be focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2005 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 12:46e 31-MAR-06

48

RECEIVED

Industry Canada Industrie Canada

Certificate of Arrangement **Certificat d'arrangement**

Canada Business Corporations Act **Loi canadienne sur les sociétés par actions**

Name of CBCA corporation(s) involved - Dénomination(s) de la (des) société(s) LCSA concernée(s)	Corporation number - Numéro de la société
Hamilton Coke GP Inc.	**434731-5**
Lake Erie Coke GP Inc.	**434732-3**
HMLIN Energy GP Inc.	**434733-1**
Lake Erie Energy GP Inc.	**434726-9**
Hamilton Land GP Inc.	**434727-7**
Lake Erie Land GP Inc.	**434728-5**
Hamilton Steel GP Inc.	**434724-2**
Lake Erie Steel GP Inc.	**434723-4**
HLE Mining GP Inc.	**434722-6**

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the *Canada Business Corporations Act.*

Je certifie que l'arrangement mentionné dans les clauses d'arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*

Richard G. Shaw
Director - Directeur

March 31, 2006 / le 31 mars 2006

Date of Arrangement – Date de l'arrangement

Canada

Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 14.1 ARTICLES OF ARRANGEMENT (SECTION 192)

FORMULAIRE 14.1 CLAUSES D'ARRANGEMENT (ARTICLE 192)

1 – Name of the applicant corporation(s) - Dénomination sociale de la(des) requérante(s)	2 – Corporation No.(s) - N°(s) de la(des) société(s)
See attached Schedule A	See attached Schedule A
3 – Name of the corporation(s) the articles of which are amended, if applicable Dénomination sociale de la(des) société(s) dont les statuts sont modifiés, le cas échéant	4 – Corporation No.(s) - N°(s) de la(des) société(s)
N/A	
5 – Name of the corporation(s) created by amalgamation, if applicable Dénomination sociale de la(des) société(s) issue(s) de la(des) fusion(s), le cas échéant	6 – Corporation No.(s) - N°(s) de la(des) société(s)
N/A	
7 – Name of the dissolved corporation(s), if applicable Dénomination sociale de la(des) société(s) dissoute(s), le cas échéant	8 – Corporation No.(s) - N°(s) de la(des) société(s)
N/A	
9 – Name of other corporations involved, if applicable Dénomination sociale des autres sociétés en cause, le cas échéant	10 – Corporation No.(s) or Jurisdiction of Incorporation N°(s) de la(des) société(s)/ou loi sous le régime de laquelle elle est constituée
Stelco Inc.	3572137

11 – In accordance with the order approving the arrangement - Conformément aux termes de l'ordonnance approuvant l'arrangement

a ☐ The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement
Les statuts de la(des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d'arrangement ci-joint

The name of ____________________ is changed to ____________________

La dénomination sociale de ____________________ est modifiée pour ____________________

b ☐ The following bodies corporate are amalgamated in accordance with the attached plan of arrangement
Les personnes morales suivantes sont fusionnées conformément au plan d'arrangement ci-joint

c. ☐ The above named corporation(s) is(are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidée(s) et dissoute(s) conformément au plan d'arrangement ci-joint

d. ☑ The plan of arrangement attached hereto, involving the above named body(ies), corporate is hereby effected
Le plan d'arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet

Signature	Printed Name - Nom en lettres moulées	12 – Capacity of - En qualité de	13 – Tel. No. - N° de tél.
	See attached Page 1 A		

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

MAR 3 1 2006

IC 3189 (2003/06)

Canada

Authorized Signatories Cont'd

HAMILTON STEEL GP INC.
HAMILTON COKE GP INC.
HMLTN ENERGY GP INC.
HAMILTON LAND GP INC.

By: ____________________
Jack DiCosimo, President

LAKE ERIE STEEL GP INC.
LAKE ERIE COKE GP INC.
LAKE ERIE ENERGY GP INC.
LAKE ERIE LAND GP INC.

By: ____________________
Gary Seichter, Secretary

HLE MINING GP INC.

By: ____________________
Colin Osborne, President

<u>**Schedule A**</u>

Hamilton Coke GP Inc.	434731-5
Lake Erie Coke GP Inc.	434732-3
HMLTN Energy GP Inc.	434733-1
Lake Erie Energy GP Inc.	434726-9
Hamilton Land GP Inc.	434727-7
Lake Erie Land GP Inc.	434728-5
Hamilton Steel GP Inc.	434724-2
Lake Erie Steel GP Inc.	434723-4
HLE Mining GP Inc.	434722-6

Industry Canada | Industrie Canada

Certificate of Amendment | **Certificat de modification**

Canada Business Corporations Act | **Loi canadienne sur les sociétés par actions**

STELCO INC.

Name of corporation-Dénomination de la société

357213-7

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;	☐	c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;	☑	d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G Shaw
Director - Directeur

March 31, 2006 / le 31 mars 2006

Date of Amendment - Date de modification

Canada

Industry Canada	Industrie Canada	FORM 14	FORMULAIRE 14
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions	ARTICLES OF REORGANIZATION (SECTION 191)	CLAUSES DE RÉORGANISATION (ARTICLE 191)

1-- Name of Corporation - Dénomination sociale de la société	2 -- Corporation No - Nº de la société
Stelco Inc.	3572137

3-- In accordance with the order for reorganization, the articles of incorporation are amended as follows:

Conformément à l'ordonnance de réorganisation, les statuts constitutifs sont modifiés comme suit :

See annexed Schedule A.

Signature	Printed Name - Nom en lettres moulées	4 -- Capacity of - En qualité de	5 -- Tel. No. - Nº de tél.
[signature]	William Vaughan	Senior VP Fin	(416) 367-1450

MAR 31 2006

IC 3409 (2003/06)

Canada

SCHEDULE A

ARTICLES OF REORGANIZATION

FORM 14
ARTICLES OF REORGANIZATION
(SECTION 191)

1 – Name of Corporation – Dénomination sociale de la société	2 – Corporation No – No de la société
STELCO INC	357213-7
3 – In accordance with the order for reorganization, the articles of incorporation are amended as follows:	Conformément à de reorganisation, les status constitutifs sont modifies comme suit:

(i) in paragraph 3 to delete Schedule 1 referred to therein and substitute therefor Schedule 1 annexed hereto;

(ii) to change each issued Series A Convertible Common Share and each issued Series B Convertible Common Share into 0.000001 of a Redeemable Share;

(iii) in paragraph 5 to delete the provisions therein and to substitute therefor the following:

"The number of directors will be 9 "; and

(iv) in paragraph 7 to delete Schedule 3 referred to therein and substitute therefor Schedule 2 annexed hereto.

SCHEDULE 1

The Corporation is authorized to issue an unlimited number of Preferred Shares, an unlimited number of Common Shares and an unlimited number of Redeemable Shares.

(a) The rights, privileges, restrictions and conditions attaching to the Preferred Shares are as follows:

(i) **Series**: The Preferred Shares may at any time or from time to time be issued in one or more series Subject to the following provisions, the board of directors of the Corporation may from time to time before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Preferred Shares.

(ii) **Priority**: The Preferred Shares are entitled to priority over the Common Shares and all other shares ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs

(iii) **Voting Rights**: The holders of the Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(b) The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(i) **Payment of Dividends**: The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the Common Shares, the board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(ii) **Participation upon Liquidation, Dissolution or Winding Up**: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the Common Shares, be entitled to participate in the distribution. Such distribution will

be made in equal amounts per share on all the Common Shares at the time outstanding without preference or distinction.

(iii) **Voting Rights**: The holders of the Common Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings.

(g) The rights, privileges, restrictions and conditions attaching to the Redeemable Shares are as follows:

(i) **Fractional Interests**: No holder of a fractional interest in a Redeemable Share will be entitled to be registered on the books of the Corporation in respect of such fraction of a Redeemable Share

(ii) **Redemption by the Corporation**: All the outstanding Redeemable Shares and fractional interests therein as at the close of business on the Distribution Record Date (as defined in the Amended and Restated Plan of Arrangement and Reorganization of the Corporation and certain of its subsidiaries dated December 9, 2005) will be automatically redeemed by the Corporation as at such time, without notice to the holders of such Redeemable Shares, on payment of $0.01 for each whole Redeemable Share, such amount being herein referred to as the "Redemption Price". The Corporation will pay or cause to be paid to each holder of Redeemable Shares or fractional interests therein to be redeemed the Redemption Price by cheque, provided that if the aggregate Redemption Price payable to any particular holder is less than $10, the aggregate Redemption Price payable to such holder will be deemed to be $0.00 and the Redeemable Shares or fractional interests therein held by such holder will be redeemed as at the close of business of the Distribution Record Date without any payment or further act or formality.

(iii) **Voting Rights**: The holders of the Redeemable Shares or fractional interests therein will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote any such meeting

SCHEDULE 2

(1) The directors of the Corporation will be elected by cumulative voting and each shareholder of the Corporation entitled to vote at an election of directors will have the right to cast a number of votes equal to the number of votes attached to the shares held by such shareholder multiplied by the number of directors to be elected, and such shareholder may cast all such votes in favour of a single candidate for election as a director or may distribute such votes among the candidates for election as directors in any manner such shareholder thinks fit If a shareholder has voted for more than one candidate without specifying the distribution of its votes among the candidates, the shareholder will be deemed to have distributed its votes equally among the candidates for whom it voted.

50

RECEIVED

Execution Copy

STELCO INC.

and

CIBC MELLON TRUST COMPANY

Trustee

WARRANT INDENTURE

made as of March 31, 2006

Providing for the creation and issue of
Common Share Purchase Warrants

McCarthy Tétrault LLP

WARRANT INDENTURE

WARRANT INDENTURE

THIS INDENTURE is made as of March 31, 2006

BETWEEN

STELCO INC., a corporation existing under the laws of Canada (the "Corporation")

- and -

CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada (the "Trustee")

WHEREAS the Corporation deems it necessary to enter into this Indenture to provide for the issue of the Warrants in the manner hereinafter set forth;

AND WHEREAS the Corporation is duly authorized to create and issue the Warrants as herein provided and complete the transactions contemplated herein;

AND WHEREAS all things necessary have been done and performed to make the Warrant Certificates, when certified by the Trustee and issued and delivered as herein provided, legal, valid and binding on the Corporation with the benefits of and subject to the terms of this Indenture;

AND WHEREAS the Trustee has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those Persons who from time to time become holders of Warrants issued pursuant to this Indenture;

NOW THEREFORE, in consideration of the premises, the covenants and agreements herein contained, the sum of $1.00 and other good and valuable consideration now paid by the Trustee to the Corporation (the receipt and sufficiency of which are hereby acknowledged), the Corporation hereby appoints the Trustee as trustee for the Warrantholders, to hold all rights, interests and benefits contained herein for and on behalf of those Persons who from time to time become holders of Warrants issued pursuant to this Indenture, and the parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.01 Definitions

In this Indenture, unless something in the subject matter or context is inconsistent therewith:

"**Affiliate**" means any Person which, directly or indirectly, controls or is controlled by or is under common control with the Corporation and, for purposes of this definition, "**control**" means the beneficial ownership, directly or indirectly, of more than 50% of the Voting Shares of

the subject corporation and "**controlling**" and "**controlled**" have corresponding meanings. With respect to the Trustee, "Affiliate" will be deemed, for the purposes of this Indenture only, to include affiliated companies within the meaning of the *Business Corporations Act (Ontario)* and includes Canadian Imperial Bank of Commerce, CIBC Mellon Global Securities Services Company and Mellon Bank, N.A. and each of their affiliates as the term "affiliate" is defined in the *Business Corporations Act* (Ontario).

"**Applicable Law**" means, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgements and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and also includes any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation.

"**Business Day**" means a day that is not a Saturday, Sunday or civic or statutory holiday at Toronto, Ontario.

"**Certificate of the Corporation**" , "**Order of the Corporation**" and "**Request of the Corporation**" mean, respectively, a written certificate, order or request signed in the name of the Corporation by its chief executive officer or a vice-president or a Director and, in addition, by its secretary or assistant secretary or treasurer or another vice-president or another Director, and may consist of one or more instruments so executed and delivered to the Trustee.

"**Common Shares**" means the common shares in the capital of the Corporation, provided that in the event of any adjustment pursuant to Article 5, Common Shares will thereafter mean the shares or other securities or property resulting from such adjustment.

"**Counsel**" means, in the case of Counsel to the Trustee, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Trustee (who may, except as otherwise expressly provided in this Indenture, also be Counsel to the Corporation) and, in the case of Counsel to the Corporation, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Corporation.

"**Corporation**" means Stelco Inc. and includes any successor corporation to or of such party that has complied with the provisions of Section 9.02.

"**Corporation's auditors**" means KPMG LLP, or such other firm of chartered accountants duly appointed as auditors of the Corporation.

"**Current Market Price**" means, in respect of the Common Shares on any particular date, except as otherwise provided, the VWAP of such shares for the 20 Trading Days immediately preceding such date on the stock exchange on which the greatest aggregate volume of trading in the security occurred during such 20 Trading Day period or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market.

"**Director**" means a director of the Corporation for the time being, and reference without more to action by the Directors means action by the directors of the Corporation as a board or, whenever duly empowered, action by an executive or other committee of the board.

"**Dividends Paid in the Ordinary Course**" means dividends paid on the Common Shares in any financial year of the Corporation, whether in (i) cash, (ii) shares of the Corporation, or (iii) rights, options or warrants to purchase any shares, property or other assets of the Corporation (but excluding rights, options or warrants referred to in Section 5.01(3) or 5.01(4)), in each case to the extent that the amount or value of such dividends in the aggregate does not exceed the greater of:

(a) 150% of the aggregate amount or value of dividends paid by the Corporation on the Common Shares in its immediately preceding financial year; and

(b) 100% of the consolidated net income of the Corporation (before extraordinary items but after dividends payable on all shares ranking prior to or on a parity with the Common Shares with respect to the payment of dividends) for its immediately preceding financial year, determined in accordance with Canadian generally accepted accounting principles,

and for the purpose of the foregoing where any dividend is paid, otherwise than in cash, any securities so distributed by way of dividend will be valued at the Fair Market Value of such securities on the date of declaration.

"**Effective Date**" means March 31, 2006, the date that this Indenture is effective as of.

"**Exercise Date**" means, with respect to any Warrant exercised by the holder thereof, the day on which the Warrant is exercised in accordance with the provisions of Section 4.01.

"**Exercise Price**" means $11.00 per Common Share, as such price may be adjusted under Article 5.

"**Expiry Time**" means 5:00 p.m. (Toronto time) on March 31, 2013.

"**Extraordinary Resolution**" has the meaning attributed thereto in Sections 8.12 and 8.15.

"**Fair Market Value**", as at any date, means:

(a) with respect to a security listed and posted on a stock exchange, the VWAP of such security for the 20 Trading Days immediately preceding such date on the stock exchange on which the greatest aggregate volume of trading in the security occurred during such 20 Trading Day period;

(b) with respect to a security not listed and posted on a stock exchange but traded in an over-the-counter market, the VWAP of such security on such over-the-counter market for the 20 Trading Days immediately preceding such date; or

(c) for any other security or property, the fair market value thereof at such date as determined by an Independent Member of the Investment Dealers Association of Canada selected from time to time by the Directors for such purpose.

"**Governmental Authority**" means, when used with respect to any Person, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board or arbitrator or other law, regulation or rule-making entity (including a Minister of the Crown, any central bank, Superintendent of Financial Institutions or other comparable authority or agency) having or purporting to have jurisdiction on behalf of, or pursuant to the laws of, Canada or any country in which such Person is incorporated, continued, amalgamated, merged or otherwise created or established or in which such Person has an undertaking, carries on business, holds property or resides, or of which such Person is a citizen, or any province, territory, state, municipality, district or political subdivision of any such country or of any such province, territory or state of such country.

"**Initial Exercise Date**" means June 28, 2006.

"**Issue Dates**" means the dates upon which Warrants are issued hereunder from time to time, each such date being an "Issue Date".

"**Person**" means an individual, corporation, limited or unlimited liability company, general or limited partnership, joint venture, unincorporated organization, trust, trustee, executor, administrator, or other legal representative or Governmental Authority and pronouns have a similarly extended meaning.

"**Plan**" means the Plan of Arrangement and Reorganization pursuant to the Companies' Creditors Arrangement Act (Canada) and the *Canada Business Corporations Act* involving the Corporation, Stelpipe Ltd., Stelwire Ltd., CHT Steel Company Inc. and Welland Pipe Ltd., as amended and restated.

"**Qualifying Jurisdictions**" means all the provinces of Canada.

"**Recognized Stock Exchange**" means the TSX and any other stock exchange on which the Common Shares are then listed.

"**Trading Day**" means, with respect to any Recognized Stock Exchange or any other market for securities, any day on which such exchange or market is open for trading or quotation.

"**Trustee**" means CIBC Mellon Trust Company and includes any successor or permitted assign in the trusts created hereby.

"**TSX**" means the Toronto Stock Exchange.

"**United States**" means the United States of America, its territories and possessions, and areas under its jurisdiction.

"**U.S. Person**" has the meaning ascribed to that term in Regulation S under the U.S. Securities Act.

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

"**Voting Shares**" means shares of capital stock of any corporation carrying voting rights under all circumstances, provided, however, that shares which only carry the right to vote conditionally on the happening of an event will not be considered Voting Shares nor will any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class by reason of the happening of any such event.

"**VWAP**" means, in respect of a security, the volume weighted average trading price of such security for a specified period on the Canadian or United States stock exchange or over-the-counter market where the security has the highest trading volume, calculated including only trades made on such exchange during normal trading hours (prior to 4 p.m.) and excluding internal trades and special stock exchange markers to the extent identifiable through the stock exchange's reports issued in the ordinary course.

"**Warrant Certificate**" means a certificate evidencing one or more Warrants, substantially in the form set out in Schedule A.

"**Warrantholders**" or "**holders**" means the Persons entered in a register of holders described in Section 3.01 as holders of Warrants.

"**Warrantholders' Request**" means an instrument, signed in one or more counterparts by Warrantholders who hold in the aggregate not less than 25% of the total number of Warrants outstanding for the time being, requesting the Trustee to take some action or proceeding specified therein.

"**Warrant Indenture**", "**Indenture**", "**hereto**", "**hereunder**", "**hereof**", "**herein**", "**hereby**" and similar expressions mean or refer to this Warrant Indenture and any indenture, deed or instrument supplemental or ancillary hereto, and the expressions "**Article**" and "**Section**" followed by a number mean the specified Article or Section of this Warrant Indenture.

"**Warrants**" means the Warrants of the Corporation created and authorized for issue pursuant to Section 2.01 hereof, each such Warrant entitling the holder thereof to acquire one Common Share at the Exercise Price at any time prior to the Expiry Time.

1.02 <u>Meaning of Outstanding</u>

Each Warrant certified and delivered by the Trustee under this Indenture will be deemed to be outstanding until it is cancelled or delivered to the Trustee for cancellation, as the case may be, or until the Warrants have been exercised pursuant to the terms of this Indenture, provided that, when a new Warrant Certificate has been issued in substitution for a Warrant Certificate which has been lost, stolen, mutilated or destroyed, only one of such Warrant Certificates will be counted for the purposes of determining the number of Warrants outstanding.

1.03 **Words Importing the Singular and Gender**

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

1.04 **Interpretation Not Affected by Headings, Etc.**

The division of this Indenture into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Indenture.

1.05 **Day Not a Business Day**

If the day on or before which any action that would otherwise be required to be taken hereunder is not a Business Day that action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.06 **Time of the Essence**

Time will be of the essence in all respects in this Indenture, the Warrants and the Warrant Certificates.

1.07 **Currency**

Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

1.08 **Governing Law**

This Indenture and the Warrant Certificates will be governed by and construed in accordance with the laws of the Province of Ontario and with the laws of Canada applicable therein and will be treated in all respects as Ontario contracts. The parties irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising under or related to this Indenture.

1.09 **Beneficiaries**

This Indenture is entered into by the Trustee for the benefit of all such Persons who are issued Warrants and each of them will, upon such issuance, be entered in the register as Warrantholders. The Trustee hereby declares that it holds all rights, interest and benefits to be derived therefrom for and on behalf of all such Persons in accordance with the terms and restrictions contained herein.

1.10 **Conflicts**

In the event there is any conflict between this Indenture and any Warrant Certificate, the provisions herein shall govern and prevail.

ARTICLE 2 - THE WARRANTS

2.01 Creation and Authorization of Warrants

(1) Up to 2,269,600 Warrants, each whole Warrant entitling the holder thereof to be issued one Common Share (subject to adjustment as provided herein) on the terms and subject to the conditions herein provided, are hereby created and authorized to be issued under this Indenture.

(2) On the Plan Implementation Date (as defined in the Plan), Warrant Certificates will be executed by the Corporation and delivered to the Trustee, certified by or on behalf of the Trustee and delivered upon the written Order of the Corporation by the Trustee to the Corporation or to the order of the Corporation pursuant to an Order of the Corporation, without any further act of or formality on the part of the Corporation; provided that 851,100 of such Warrants are delivered to the Province of Ontario by the Corporation.

2.02 Terms of Warrants

(1) Subject to Section 2.02(2), each Warrant issued hereunder will entitle the holder thereof, upon the exercise thereof and payment of the Exercise Price in accordance with the provisions of Article 4, to be issued one Common Share.

(2) The Exercise Price and the number of Common Shares issuable on exercise of a Warrant pursuant to Section 2.02(1), will be adjusted upon the occurrence of the events and in the manner specified in Article 5.

2.03 Form of Warrant Certificates

(1) The Warrant Certificates (including the signature of the Trustee endorsed thereon) will be substantially in the form set out in Schedule A, subject to the provisions of this Indenture, with such additions, variations and changes as may be required or permitted by the terms of this Indenture or by the TSX, will be dated as of the date hereof (regardless of the actual dates of their issue), will bear such legends and distinguishing letters and numbers as the Corporation, with the approval of the Trustee, may prescribe and will be issuable in any whole number denomination. Fractional Warrants may be issued hereunder pursuant to and in accordance with the Plan.

(2) Regardless of any adjustments pursuant to Article 5 of this Indenture, Warrant Certificates representing Warrants will continue to be in the form set forth in Schedule A to this Indenture and will continue to express the number of Common Shares that may be acquired upon the exercise of the Warrants evidenced thereby prior to any such adjustments but will, nonetheless, entitle the holder to acquire the number of Common Shares resulting from all adjustments made pursuant to Article 5 hereof.

(3) The Warrant Certificates may be engraved, lithographed or printed (the expression "printed" including for purposes hereof both original typewritten material as well as mimeographed, mechanically, photographically, photostatically or electronically reproduced,

typewritten or other written material), or partly in one form and partly in another, as the Corporation, with the approval of the Trustee, may determine.

2.04 **Signing of Warrant Certificates**

(1) The Warrant Certificates will be signed by the chief executive officer, president or any vice president of the Corporation or by any other individual to whom such signing authority is delegated by the Directors from time to time.

(2) The signatures of any of the officers or individuals referred to in Section 2.04(1) may be manual signatures, engraved, lithographed or printed in facsimile and Warrant Certificates bearing such facsimile signatures will be binding on the Corporation as if they had been manually signed by such officers or individuals.

(3) Notwithstanding that any Person whose manual or facsimile signature appears on a Warrant Certificate as one of the officers or individuals referred to in Section 2.04(1) no longer holds the same or any other office with the Corporation at the date of issuance of any Warrant Certificate or at the date of certification or delivery thereof, such Warrant Certificate will, subject to Section 2.05, be valid and binding on the Corporation.

2.05 **Certification by Trustee**

(1) No Warrant Certificate signed in accordance with Section 2.04 will be issued or, if issued, will be valid or entitle the holder to the benefits hereof until it has been certified by manual signature by or on behalf of the Trustee substantially in the form of the certificate set out in Schedule A or in such other form approved by the Trustee. The certification by the Trustee on a Warrant Certificate will be conclusive evidence as against the Corporation that such Warrant Certificate has been duly issued hereunder and that the holder thereof is entitled to the benefits hereof.

(2) The certification by the Trustee on any Warrant Certificate issued hereunder will not be construed as a representation or warranty by the Trustee as to the validity of this Indenture (except in respect of its due authorization, execution and delivery by, and enforceability against, the Trustee) or such Warrant Certificate (except the due certification thereof) or as to performance by the Corporation of its obligations hereunder, and the Trustee will in no respect be liable or answerable for the use made of any Warrant Certificate or of the consideration therefor, except as otherwise specified herein.

2.06 **Warrants to Rank *Pari Passu***

All Warrants will rank *pari passu*, whatever may be the actual dates of issue of the Warrant Certificates by which they are evidenced.

2.07 **Reliance by Trustee**

The Trustee will have no obligation to ensure or verify compliance with any Applicable Laws on the issue, exercise or transfer of any Warrants or any Common Shares issued pursuant

to the exercise of Warrants. The Trustee will be entitled to process all proffered transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all Applicable Laws and the terms of this Indenture and the related Warrant Certificates, provided that such transfers and exercises of Warrants may only be processed by the Trustee upon Order of the Corporation to the Trustee, including instructions as to legending, which Order may be based, in the Corporation's discretion, upon certificates, opinions and other documentation of the holders of such Warrants that such transfer or exercise is in accordance with Applicable Laws. The Trustee may assume for the purposes of this Indenture that the address on the register of Warrantholders of any Warrantholder is the Warrantholder's actual address and is also determinative of the Warrantholder's residency and that the address of any transferee to whom any Warrants or Common Shares issued pursuant to the exercise of Warrants are to be registered, as shown on the transfer document, is the transferee's actual address and is also determinative of the transferee's residency.

2.08 **Issue in Substitution for Lost Certificates, Etc.**

(1) If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to Applicable Law and Section 2.08(2), will issue, and thereupon the Trustee will certify and deliver, a new Warrant Certificate of like tenor and denomination as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of such mutilated Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate and the substituted Warrant Certificate will be in a form approved by the Trustee and will entitle the holder to the benefits hereof and rank *pari passu* in accordance with its terms with all other Warrants issued hereunder.

(2) The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.08 will bear the reasonable cost of the issue thereof and in case of loss, destruction or theft will, as a condition precedent to the issue thereof:

(a) furnish to the Corporation and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate to be replaced as is satisfactory to the Corporation and to the Trustee in their discretion, acting reasonably;

(b) if so required by the Corporation or the Trustee, furnish an indemnity in amount and form satisfactory to the Corporation and to the Trustee in their discretion, acting reasonably; and

(c) pay the reasonable charges of the Corporation and the Trustee in connection therewith.

2.09 **Purchase of Warrants for Cancellation**

The Corporation may, at any time and from time to time, purchase Warrants by invitation for tender, by private contract, on any stock exchange, in the open market or otherwise (which will include a purchase through an investment dealer or firm holding membership on a Canadian stock exchange) on such terms as the Corporation may determine. All Warrants purchased

pursuant to the provisions of this Section 2.09 will forthwith be delivered to, cancelled and destroyed by the Trustee and will not be reissued. If required by the Corporation, the Trustee will furnish the Corporation with a certificate as to such destruction.

2.10 **Cancellation of Surrendered Warrants**

All Warrant Certificates surrendered to the Trustee pursuant to Sections 2.08, 3.01, 3.02 or 4.01 will be cancelled by the Trustee and, if requested by the Corporation in writing, the Trustee will furnish to the Corporation a cancellation certificate identifying each Warrant Certificate so cancelled, the number of Warrants evidenced thereby and the number of Common Shares, if any, issued pursuant to such Warrants.

2.11 **Warrantholder not a Shareholder**

Nothing in this Indenture or in the holding of a Warrant evidenced by a Warrant Certificate, or otherwise, is intended or will be construed as conferring on any Warrantholder any right or interest whatsoever as a shareholder of the Corporation, including to any right to vote at, to receive notice of, or to attend any meeting of shareholders or any other proceeding of the Corporation or any right to receive any dividend or other distribution to which the shareholders of the Corporation may be entitled.

ARTICLE 3 - REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF WARRANTS

3.01 **Registration and Transfer of Warrants**

(1) The Corporation hereby appoints the Trustee as registrar and transfer agent of the Warrants.

(2) The Trustee will cause to be kept:

(a) by and at the principal corporate trust office in Toronto, Ontario of the Trustee, a register of holders in which will be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them; and

(b) by and at the principal corporate trust office in Toronto, Ontario of the Trustee, a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer will be entered.

(3) No transfer of any Warrant will be valid unless duly entered on the appropriate register of transfers referred to in Section 3.01(2), or on any branch registers maintained pursuant to Section 3.01(8), upon surrender to the Trustee of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer substantially in the form of Appendix 2 to the Warrant Certificate or otherwise in form satisfactory to the Trustee executed by the registered holder or, in the case of an individual, his/her executors, administrators or other legal representatives or an attorney duly appointed by an instrument in

writing in form and execution satisfactory to the Trustee, and, subject to compliance with Section 2.07 and such other reasonable requirements as the Trustee may prescribe, such transfer will be duly noted on one of such registers of transfers by the Trustee within three Business Days of the satisfaction of all such requirements.

(4) The transferee of any Warrant will, after surrender to the Trustee of the Warrant Certificate evidencing such Warrant as required by Section 3.01(3) and upon compliance with all other conditions in respect thereof required by this Indenture or by Applicable Law, be entitled to be entered on the register of holders referred to in Section 3.01(2), or on any branch registers of holders maintained pursuant to Section 3.01(8), as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, except in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(5) The Corporation will be entitled, and may direct the Trustee by Order of the Corporation, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in Section 3.01(2), or on any branch registers maintained pursuant to Section 3.01(8), if such transfer would require the Corporation to qualify the Warrants or the Common Shares issuable on exercise of the Warrants for distribution in any jurisdiction other than the Qualifying Jurisdictions.

(6) Neither the Corporation nor the Trustee will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant, and may transfer any Warrant on the written direction of the Person registered as the holder thereof and delivered in accordance with Section 3.01(3), whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

(7) The registers referred to in Section 3.01(2), and any branch registers maintained pursuant to Section 3.01(8), will at all reasonable times be open for inspection by the Corporation and any Warrantholder. The Trustee will from time to time upon Request of the Corporation or when requested so to do in writing by any Warrantholder (upon payment of the Trustee's reasonable charges), furnish the Corporation or such Warrantholder with a list of the names and addresses of holders of Warrants entered on such registers and showing the number of Warrants held by each such holder.

(8) The Trustee, with the approval of the Corporation, may at any time and from time to time change the place at which the registers referred to in Section 3.01(2) are kept, cause branch registers of holders or transfers to be kept at other places and close such branch registers or change the place at which such branch registers are kept. Notice of any such change or closure will be given by the Trustee to the Corporation and the holders of Warrants.

(9) The Trustee will retain until the sixth anniversary of the Expiry Time all instruments of transfer of Warrants that are tendered for registration including the details shown thereon of the Persons by or through whom they were lodged, all cancelled Warrants and other related documents.

3.02 **Exchange of Warrant Certificates**

(1) One or more Warrant Certificates may, on compliance by the holder with the reasonable requirements of the Trustee, be exchanged for one or more Warrant Certificates of different denomination evidencing in the aggregate the same number of Warrants as the Warrant Certificate or Warrant Certificates being exchanged.

(2) Warrant Certificates may be exchanged only at the principal corporate trust office in Toronto, Ontario of the Trustee or at any other place designated by the Corporation with the approval of the Trustee.

(3) Any Warrant Certificate tendered for exchange will be surrendered to the Trustee or its agent and cancelled.

(4) The Corporation will sign and the Trustee will countersign all Warrant Certificates necessary to carry out exchanges pursuant to this Section 3.02 and the Trustee will certify such Warrant Certificates.

3.03 **Reasonable Charges for Transfer or Exchange**

A presenter of a Warrant Certificate pursuant to this Indenture will be charged the reasonable costs of the Trustee for the transfer of any Warrant or the exchange of any Warrant Certificate.

3.04 **Ownership of Warrants**

(1) The Corporation and the Trustee may deem and treat the Person in whose name any Warrant is registered as the absolute owner of such Warrant for all purposes, and such Person will for all purposes of this Indenture be and be deemed to be the absolute owner thereof, and the Corporation and the Trustee will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

(2) The registered holder of any Warrant will be entitled to the rights evidenced thereby free from all equities and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly, and the delivery to any such registered holder of the Common Shares issued on exercise of such Warrant will be a good discharge to the Corporation and the Trustee therefor and, unless the Corporation or the Trustee are required by statute or by an order of a court of competent jurisdiction, neither the Corporation nor the Trustee will be bound to inquire into the title of any such registered holder.

3.05 **Assumption by Transferee**

Upon becoming a Warrantholder in accordance with the provisions of this Indenture, the transferee thereof will be deemed to have acknowledged and agreed to be bound by this Indenture. Upon the registration by the Trustee of such transferee as the holder of a Warrant, the

transferor thereof will cease to have any further rights under this Indenture with respect to such Warrant or any Common Shares to be issued on exercise.

ARTICLE 4 - EXERCISE OF WARRANTS

4.01 Exercise

(1) Subject to the limitations set forth in Section 4.01(2) and Section 4.05, holders of Warrants may at any time and from time to time on or after the Initial Exercise Date and prior to the Expiry Time exercise the Warrants, in whole or in part, by surrendering to the Trustee at its principal corporate trust office in Toronto, Ontario or to any other Person or at any other place designated by the Corporation with the approval of the Trustee, during normal business hours on a Business Day at such place:

(i) a certified cheque, bank draft or money order payable at par (without deduction for bank service charges or otherwise) to the Corporation, in the amount of the Exercise Price in respect of each Common Share to be issued;

(ii) the Warrant Certificate evidencing such Warrants; and

(iii) a duly completed and executed Notice of Exercise substantially in the form set out in Appendix 1 to such Warrant Certificate.

(2) Any certified cheque, money order or bank draft, Warrant Certificate or notice of exercise referred to in Section 4.01(1) will be deemed to have been surrendered only on personal delivery thereof to, or, if sent by mail or other means of transmission, on actual receipt thereof by, the Trustee or one of the other Persons at the office or one of the other places specified in Section 4.01(1).

(3) Any notice of exercise referred to in Section 4.01(1) must be signed by the Warrantholder, or such Warrantholder's executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, acting reasonably, and, if any Common Shares thereby issuable are to be issued to a Person or Persons other than the Warrantholder such issuance must be in accordance with Applicable Laws (as determined by the Corporation) and must specify the name and the address of each such Person and the number of Common Shares to be issued to each such Person if more than one is so specified.

(4) The holder of any Warrant Certificate who wishes to exercise the Warrants evidenced by such Warrant Certificate may exercise less than all of such Warrants and in the case of any such partial exercise will be entitled to receive, without charge therefor, a Warrant Certificate, in form, signed and certified in accordance with the provisions of Article 2 evidencing the number of Warrants held by the Warrantholder which remain unexercised. Such Warrant Certificate will be delivered by the Trustee to the holder concurrently with the certificates representing the Common Shares issued on partial exercise of such holder's Warrants.

4.02 **Effect of Exercise**

(1) Upon the exercise of any Warrant in accordance with Section 4.01, the Common Shares thereby issuable will be deemed to have been issued, and the Person to whom such Common Shares are to be issued will be deemed to have become the holder of record thereof on the Exercise Date, unless the transfer registers for the Common Shares are closed on that date, in which case such Common Shares will be deemed to have been issued and such Person will be deemed to have become the holder of record thereof on the date on which such transfer registers are reopened, but such Common Shares will be issued on the basis of the number of Common Shares to which such Person was entitled on the Exercise Date.

(2) As soon as practicable and in any event not later than the third Business Day on which the transfer registers for the Common Shares have been open after such exercise, the Corporation will cause the Trustee to mail to the Person in whose name the Common Shares thereby issued have been issued, at its address, or, if so specified, cause to be delivered to such Person at the place where the Warrant Certificate evidencing such Warrant was surrendered, a certificate representing the Common Shares so issued.

(3) If any Common Shares issuable pursuant to any Warrant are to be issued to a Person other than the Warrantholder, the Warrantholder must pay to the Corporation or to the Trustee on its behalf an amount equal to all exigible transfer taxes or other government charges, and the Corporation will not be required to issue or deliver any certificates representing any such Common Shares unless or until such amount has been so paid or the Warrantholder has established to the satisfaction of the Corporation that such taxes and charges have been paid or that no such taxes or charges are owing.

4.03 **No Fractional Common Shares**

The Corporation will not be required to issue fractional Common Shares upon the exercise of Warrants. To the extent that a holder of Warrants would otherwise have been entitled to receive, on the exercise of Warrants, a fraction of a Common Share, the Corporation will, in lieu of delivering the fractional Common Share, satisfy the right to receive such fractional interest by payment to the Warrantholder of an amount in cash (computed in the case of a fraction of a cent, to the next lower cent) equal to the value of the right to acquire such fractional interest on the basis of the Current Market Price of the Common Shares on the date of exercise.

4.04 **Recording**

The Trustee will record particulars of each Warrant exercised which will include the name and address of each Person to whom Common Shares are thereby issued, the number of Common Shares so issued and the Exercise Date in respect thereof. Within five Business Days after each Exercise Date the Trustee will provide such particulars in writing to the Corporation.

4.05 **Securities Restrictions**

No Common Shares will be issued on exercise of any Warrant, if in the opinion of Counsel to the Corporation (delivered to the Trustee prior to issue), the issuance of such

Common Shares would constitute a violation of the securities laws of any applicable jurisdiction or require the Corporation to qualify the Common Shares issuable upon exercise of the Warrants for distribution in, or make any notice or other filing in, any jurisdiction other than the Qualifying Jurisdictions. The Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless the securities to be delivered upon such exercise have been registered or qualified under the U.S. Securities Act and applicable state securities laws or an exemption from such registration or qualification is available. Further, in order to ensure compliance with applicable United States federal or state securities laws, at the time of exercise of a Warrant, the Corporation may require certificates, opinions, and other documentation of the holder of such Warrant that such exercise is in accordance with the United States federal and state securities laws and that the Common Shares issuable upon exercise thereof are being issued pursuant to an exemption from registration or qualification under the U.S. Securities Act and applicable state securities laws. Without limiting the generality of the preceding sentences, certificates representing Common Shares thereby issued will bear such legends as may, in the opinion of counsel to the Corporation, be necessary or advisable in order to avoid a violation of any applicable securities laws of the United States of America or any other jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares are then listed, provided that no legend will be placed on the certificate if the Person exercising the Warrant provides the first certification (relating, among other things, to the Warrant not being exercised in the United States) set forth on Appendix 1 to the Warrant Certificate and further provided that if, at any time, in the opinion of counsel to the Corporation, such legends are no longer necessary or advisable in order to avoid a violation of any such laws or requirements, or the holder of any such legended certificate, at its expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of Counsel satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such Common Shares in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legends.

ARTICLE 5 - ADJUSTMENTS

5.01 **Adjustment of Exercise Price**

(1) The Exercise Price in effect at any date will be subject to adjustment from time to time in the events and in the manner provided in this Article 5.

(2) If and whenever at any time after the date hereof and prior to the Expiry Time, the Corporation:

(a) issues Common Shares or securities convertible into or exchangeable for Common Shares to the holders of all or substantially all of the outstanding Common Shares as a stock dividend or similar distribution;

(b) makes a distribution on its outstanding Common Shares to the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities convertible into or exchangeable for Common Shares (other than an

issue of Common Shares to holders of Common Shares pursuant to a right granted to such holders to receive such Common Shares in lieu of Dividends Paid in the Ordinary Course);

(c) subdivides its outstanding Common Shares into a greater number of Common Shares; or

(d) reduces, combines or consolidates its outstanding Common Shares into a smaller number of Common Shares,

(any of such events in Sections 5.01(2)(a), (b), (c) and (d) being called a "Common Share Reorganization"), then the Exercise Price then in effect will be adjusted effective immediately on the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization, so that it will equal the price determined by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which will be the total number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which will be the total number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

(3) If and whenever at any time after the date hereof and prior to the Expiry Time, the Corporation fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of the outstanding Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (the "Rights Period"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or at an exchange price or conversion price per share during the Rights Period to the holder in the case of securities exchangeable for or convertible into Common Shares) which is less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a "Rights Offering"), then the Exercise Price will be adjusted effective immediately after the end of the Rights Period so that it will equal the price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:

(a) the numerator of which will be the aggregate of

(i) the total number of Common Shares outstanding as of the record date for the commencement of the Rights Offering, and

(ii) a number determined by dividing (A) either (x) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered for such issue or

subscription, or, as the case may be, (y) the product of the exchange price or conversion price of such securities exchangeable for or convertible into Common Shares and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering could have been exchanged or converted during the Rights Period (whether or not they were then exchangeable or convertible), by (B) the Current Market Price of the Common Shares as of the record date for the commencement of the Rights Offering, and

(b) the denominator of which will be the number of Common Shares outstanding, or the number of Common Shares which would be outstanding if all the exchangeable or convertible securities were exchanged for or converted into Common Shares during the Rights Period (whether or not they were then exchangeable or convertible), after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering.

To the extent that any such rights, options or warrants are not so exercised on or before the expiry thereof, the Exercise Price will be readjusted to the Exercise Price which would then be in effect based on the number of Common Shares (or the securities convertible into or exchangeable for Common Shares) actually delivered on the exercise of such rights, options or warrants.

(4) If and whenever at any time after the date hereof and prior to the Expiry Time, the Corporation fixes a record date for the issue or the distribution to the holders of all or substantially all of the outstanding Common Shares of (A) securities of the Corporation, including rights, options or warrants to acquire securities of the Corporation or any of its property or assets and including cash and evidences of indebtedness; or (B) any property or other assets, including cash and evidences of indebtedness, and if such issuance or distribution does not constitute a Dividend Paid in the Ordinary Course, a Common Share Reorganization, a Rights Offering (any of such non-excluded events being called a "Special Distribution"), then the Exercise Price will be adjusted effective immediately after such record date so that it will equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(a) the numerator of which will be:

(i) the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(ii) the Fair Market Value, as determined by action by the Directors (whose determination, subject to the consent of a Recognized Stock Exchange, if required, will be conclusive), to the holders of Common Shares of such

securities or property or other assets so issued or distributed in the Special Distribution; and

(b) the denominator of which will be the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date.

To the extent that any Special Distribution is not so made, the Exercise Price will be readjusted effective immediately to the Exercise Price which would then be in effect based upon such securities or property or other assets as actually distributed.

(5) If and whenever at any time after the date hereof and prior to the Expiry Time, there is a reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities or other capital reorganization (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of the Corporation with or into any other corporation or other entity (other than a vertical short-form amalgamation with one or more of its wholly-owned subsidiaries pursuant to the *Canada Business Corporations Act*), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property (any of such events being called a "Capital Reorganization"), any Warrantholder who exercises the right to acquire Common Shares pursuant to Warrants then held after the effective date of such Capital Reorganization will be entitled to receive, and will accept for the same aggregate consideration in lieu of the number of Common Shares to which such Holder was previously entitled upon such conversion, the aggregate number of shares, other securities or other property that such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the holder had been the registered holder of the number of Common Shares to which such holder was previously entitled upon exercise of its Warrants. The Corporation will take all steps necessary to ensure that, on a Capital Reorganization, the Warrantholders will receive the aggregate number of shares, other securities or other property to which they are entitled as a result of the Capital Reorganization. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 5 with respect to the rights and interests thereafter of Warrantholders to the end that the provisions set forth in this Article 5 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Warrant. Prior to or concurrent with effecting a Capital Reorganization, the Corporation will enter into an indenture supplemental hereto approved by action of the Directors and by the Trustee, which will set forth an appropriate adjustment to give effect to this Section 5.01(5), in which event such adjustment will for all purposes be conclusively deemed to be an appropriate adjustment, subject to the prior written consent of a Recognized Stock Exchange, if required.

(6) If the purchase price provided for in any rights, options or warrants (the "Rights Offering Price") referred to in Sections 5.01(3) or 5.01(4) is decreased, the Exercise Price will forthwith be changed so as to decrease the Exercise Price to the Exercise Price that would have

been obtained if the adjustment to the Exercise Price made under Section 5.01(3) or (4), as the case may be, with respect to such rights, options or warrants had been made on the basis of the Rights Offering Price as so decreased, provided that the terms of this Section 5.01(6) will not apply to any decrease in the Rights Offering Price resulting from terms in any such rights, options or warrants designed to prevent dilution except to the extent that the resulting decrease in the Exercise Price under this Section 5.01(6) would be greater than the decrease, if any, in the Exercise Price to be made under the terms of this Section 5.01 by virtue of the occurrence of the event giving rise to such decrease in the Rights Offering Price.

(7) If and whenever at any time after the date hereof and prior to the Expiry Time, any of the events set out in Sections 5.01(2), 5.01(3) or 5.01(4) occur and the occurrence of such event results in an adjustment of the Exercise Price pursuant to the provisions of this Article 5, then the number of Common Shares purchasable pursuant to the Warrants upon exercise thereof will be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares then otherwise purchasable on the exercise thereof by a fraction, the numerator of which will be the then applicable Exercise Price in effect immediately prior to the adjustment and the denominator of which will be the Exercise Price resulting from such adjustment.

(8) In any case in which this Section 5.01 requires that an adjustment will become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Warrant exercised after such record date and before the occurrence of such event the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event, provided, however, that the Corporation will deliver to such holder evidence of such holder's right to receive such additional Common Shares upon the occurrence of such event and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the date of conversion or such later date on which such holder would, but for the provisions of this Section 5.01(8), have become the holder of record of such additional Common Shares.

5.02 **Rules Regarding Calculation of Adjustment of Exercise Price**

(1) For the purposes of Section 5.01:

(a) the adjustments provided for in Section 5.01 are cumulative and will be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following provisions of this Section;

(b) no adjustment in the Exercise Price will be required unless the cumulative effect of such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment in the number of Common Shares purchasable upon exercise of a Warrant will be required unless the cumulative effect of such adjustment would result in a change of at least one-hundredth of a Common Share; provided, however, that any adjustments which, except for the provisions

of this Section 5.02(1)(b) would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment;

(c) no adjustment in the Exercise Price will be required upon the issuance from time to time of Common Shares pursuant to the Corporation's stock option plans or share purchase plan, or any dividend reinvestment plan, as such plans may be replaced, supplemented or further amended from time to time;

(d) no adjustment in the Exercise Price will be made in respect of any of the events referred to in Sections 5.01(2)(a) and (b), Section 5.01(3) or Section 5.01(4), if Warrantholders are entitled to participate in such event on the same terms, *mutatis mutandis*, as if they had exercised their Warrants prior to or on the effective date or record date of such event. Any such participation will be subject to any required prior consent of a Recognized Stock Exchange;

(e) if at any time a dispute arises with respect to adjustments provided for in Section 5.01, such dispute will be conclusively determined, subject to the consent of a Recognized Stock Exchange, if required, by the Corporation's auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the Directors and any such determination will be binding upon the Corporation, the Trustee, the Warrantholders and shareholders of the Corporation; such auditors or accountants will be given access to all necessary records of the Corporation. If any such determination is made, the Corporation will deliver a Certificate of the Corporation to the Trustee describing such determination, and the Trustee will be entitled to act and rely upon such Certificate of the Corporation;

(f) if the Corporation sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Exercise Price will be made; and

(g) in the absence of a resolution of the Directors fixing a record date for a Special Distribution or Rights Offering, the Corporation will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

5.03 **<u>Certificate as to Adjustment</u>**

The Corporation will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 5.01, deliver a Certificate of the Corporation to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, and the Trustee will be entitled to act and rely upon such Certificate of the Corporation. Such Certificate

of the Corporation and the amount of the adjustment specified therein will be conclusive and binding on all parties in interest. Until such Certificate of the Corporation is received by the Trustee, the Trustee may act and be protected in acting on the presumption that no adjustment has been made or is required. Except in respect of any subdivision, reduction, combination or consolidation of the Common Shares contemplated by Section 5.01(2)(a), the Corporation will forthwith give notice to the Warrantholders specifying the event requiring such adjustment or readjustment and the amount thereof, including the resulting Exercise Price; provided that if the Corporation has given notice under Section 5.04 covering all the relevant facts in respect of such event, no such notice need be given under this Section 5.03.

5.04 **Notice of Special Matters**

The Corporation covenants that, so long as any Warrants remain outstanding, it will give notice to the Trustee and to the Warrantholders of its intention to fix a record date for any event referred to in Sections 5.01(2), 5.01(3), 5.01(4) or 5.01(5) (other than the subdivision, reduction, combination or consolidation of Common Shares contemplated by Sections 5.01(2)(c) and 5.01(2)(d) or a cash dividend (other than a Dividend Paid in the Ordinary Course) which may give rise to an adjustment in the Exercise Price, or other adjustment, and such notice will specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation will only be required to specify in such notice such particulars of such event as will have been fixed and determined on the date on which such notice is given. Such notice will be given not less than 14 days prior to the applicable record date in the case of an event referred to in Sections 5.01(2), 5.01(3) or 5.01(4) and 30 days prior to the applicable record date in the case of an event referred to in Section 5.01(5).

5.05 **Protection of Trustee**

The Trustee will not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment in the Exercise Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same; and will not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or other property which may at any time be issued or delivered upon the exercise of any Warrant; and the Trustee, except to the extent that there has been a failure by the Trustee or its employees or agents to act honestly and in good faith or where the Trustee or its employees or agents have acted negligently or in wilful disregard of their obligations hereunder or not have complied with Article 10, will not be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Warrant for the purpose of exercise, or to comply with any of the covenants contained in this Article 5.

ARTICLE 6 - COVENANTS

6.01 **General Covenants**

The Corporation represents, warrants and covenants with the Trustee that so long as any Warrant remains outstanding and may be exercised:

(a) the Corporation is duly authorized to create and issue the Warrants and that the Warrant Certificates, when issued and countersigned as herein provided, will be valid and enforceable against the Corporation;

(b) subject to the provisions of Section 9.02, the Corporation will at all times maintain its corporate existence, carry on and conduct its business in a proper and business-like manner and keep or cause to be kept proper books of account in accordance with generally accepted accounting practice;

(c) the Corporation will reserve for the purpose and keep available sufficient unissued Common Shares to enable it to satisfy its obligations on the exercise of the Warrants;

(d) the Corporation will cause the Common Shares from time to time issued pursuant to the exercise of the Warrants, and the certificates representing such Common Shares, to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(e) all Common Shares that are issued or created on exercise of the Warrants will be fully paid and non-assessable;

(f) the Corporation will cause the Trustee to keep open on Business Days the registers of holders and registers of transfers referred to in Section 3.01 and, subject to Section 4.05, will not take any action or omit to take any action that would have the effect of preventing the Warrantholders from exercising any of the Warrants or receiving any of the Common Shares upon such exercise;

(g) generally, the Corporation will well and truly perform and carry out all acts and things to be done by it as provided in this Indenture and, subject to Section 4.05, will not take any action that might reasonably be expected to deprive the Warrantholders of their rights to acquire Common Shares upon the exercise of the Warrants;

(h) subject to Section 4.05, the Corporation will make all requisite filings in connection with the exercise of the Warrants and issue of the Common Shares; and

(i) the Corporation will maintain its status as a reporting issuer (or the equivalent) not in default in each of the Qualifying Jurisdictions providing for such a regime and will use its best efforts to maintain the listing of the Common Shares and the Warrants on a Recognized Stock Exchange. For greater certainty, using best efforts to maintain the listing of the Common Shares and Warrants shall not preclude the directors from approving or recommending a transaction which may result in the acquisition of all or substantially all the Common Shares which transaction may result in the de-listing of the Common Shares or Warrants.

6.02 **Trustee's Remuneration and Expenses**

The Corporation will pay to the Trustee from time to time reasonable remuneration for its services hereunder and will, on the Trustee's request, pay to or reimburse the Trustee for all reasonable documented expenses, disbursements and advances made or incurred by the Trustee in the administration or execution of the trusts hereof (including reasonable documented compensation and disbursements of its Counsel and other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee hereunder have been finally and fully performed, except any such expense, disbursement or advance that arises out of or results from negligence, wilful misconduct or bad faith of the Trustee or of Persons for whom the Trustee is responsible. This Section 6.02 will survive the termination of this Indenture and the removal or resignation of the Trustee.

6.03 **Performance of Covenants by Trustee**

If the Trustee is made aware of the failure of the Corporation to perform any of its obligations under this Indenture, the Trustee may notify the Warrantholders of such failure or may itself perform any of such obligations capable of being performed by it, but will not be bound to do so or to notify the Warrantholders that it is so doing. All sums expended or advanced by the Trustee in so doing will be repayable as provided in Section 6.02. No such performance, expenditure or advance by the Trustee will relieve the Corporation of any default or of its continuing obligations hereunder.

ARTICLE 7 - ENFORCEMENT

7.01 **Warrantholders May Not Sue**

(1) Subject to Section 7.01(2), no holder of any Warrant will have any right to institute any action or proceeding against the Corporation in relation to its rights under this Indenture, unless:

(a) such holder has previously given to the Trustee written notice of the nature of such action or proceeding;

(b) the holders of at least 20% of the Warrants have made a written request to the Trustee and have afforded to it reasonable opportunities either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its own name for such purpose;

(c) such Warrantholders have provided to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and

(d) the Trustee has failed to act within a reasonable time after such notification, request and provision of indemnity; and such notification, request and provision of indemnity are hereby declared in every such case, at the option of the Trustee,

to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Warrants.

(2) Notwithstanding Section 7.01(1), a holder is not required to comply with Section 7.01(1)(c) and Section 7.01(1)(d) will not be applicable, if the Trustee, notwithstanding compliance by the Warrantholders with Section 7.01(1)(a) and Section 7.01(1)(b), has advised the Warrantholders in writing that it will not take any of the actions requested in subsection 7.01(b) even if the Trustee were to be provided with sufficient funds and security and indemnity satisfactory to it as contemplated by Section 7.01(1)(c).

7.02 **Suits by Warrantholders**

Subject to Sections 7.01 and 8.11, any of the rights conferred upon a Warrantholder by the terms of the Warrants held by it and/or this Indenture may be enforced by such Warrantholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of the Warrants from time to time outstanding.

7.03 **Trustee May Institute All Proceedings**

(1) The Trustee will also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised will be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

(2) Any such suit or proceeding instituted by the Trustee may be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment will be for the rateable benefit of the holders of the Warrants subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Trustee will be a party) the Trustee will be held to represent all the holders of the Warrants, and it will not be necessary to make any holders of the Warrants parties to any such proceeding.

7.04 **Immunity of Shareholders, etc.**

Subject to the rights available at law or in express provisions of any contract or other instrument the Trustee and, by the acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any Person in its capacity as an incorporator or any past, present or future shareholder or other securityholder, director, officer, employee or agent of the Corporation for the creation and issue of the Common Shares pursuant to any Warrant or on any covenant, agreement, representation or warranty by the Corporation herein or in the Warrant Certificates.

7.05 **Limitation of Liability**

The obligations hereunder are not personally binding upon, nor will resort hereunder be had to, the Directors or shareholders of the Corporation or any of the past, present or future Directors or shareholders of the Corporation or any of the past, present or future officers, employees or agents of the Corporation, but only the property of the Corporation or any successor corporation will be bound in respect hereof.

ARTICLE 8 -

MEETINGS OF WARRANTHOLDERS

8.01 **Right to Convene Meetings**

(1) The Trustee may, at any time and from time to time convene, a meeting of the Warrantholders and will do so on receipt of a written Request of the Corporation or a Warrantholders' Request and on being funded and indemnified to its reasonable satisfaction by the Corporation or by one or more of the Warrantholders signing such Warrantholders' Request against the costs that it may incur in connection with calling and holding the meeting.

(2) If the Trustee fails, within five Business Days after receipt of such written Request of the Corporation or Warrantholders' Request and indemnity, to give notice convening a meeting, the Corporation or any of such Warrantholders, as the case may be, may convene such meeting.

(3) Every such meeting will be held in Toronto, Ontario or such other place as is approved or determined by the Trustee and the Corporation. However, if the meeting is convened by the Corporation or a Warrantholder as a result of the Trustee's failure or refusal to convene such meeting, the meeting must be held in Toronto.

8.02 **Notice**

(1) At least 21 days' notice of any meeting must be given to the Warrantholders, to the Trustee (unless the meeting has been called by it) and to the Corporation (unless the meeting has been called by it).

(2) The notice to be delivered in accordance with Section 11.02 must state the time when and the place where the meeting is to be held and describe (with sufficient detail to permit a Warrantholder to make a reasoned decision with respect to the matters for consideration) the general nature of the business to be transacted thereat, but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8.

8.03 **Chairman**

Some individual (who need not be a Warrantholder) designated in writing by the Trustee will be chairman of the meeting or, if no individual is so designated or the Person so designated is not present within 15 minutes after the time fixed for the holding of the meeting, the

Warrantholders present in person or by proxy may choose some individual present to be chairman.

8.04 **Quorum**

(1) Subject to the provisions of Section 8.12, at any meeting of Warrantholders a quorum will consist of one or more Warrantholders present in person or by proxy at the commencement of business holding in the aggregate not less than 20% of the total number of Warrants then outstanding.

(2) If a quorum of Warrantholders is not present within 30 minutes after the time fixed for holding a meeting, the meeting, if convened by Warrantholders or on a Warrantholders' Request, will be dissolved, but, subject to Section 8.12, in any other case will be adjourned to the seventh calendar day following the meeting, at the same time of day and place and no notice of the adjournment need be given.

(3) At the adjourned meeting the Warrantholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened notwithstanding the number of Warrants that they hold.

8.05 **Power to Adjourn**

The chairman of a meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn the meeting, and no notice of such adjournment need be given except as the meeting prescribes.

8.06 **Show of Hands**

Every question submitted to a meeting, other than an Extraordinary Resolution, will be decided in the first place by a majority of the votes given on a show of hands and, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

8.07 **Poll**

(1) On every Extraordinary Resolution, and on every other question submitted to a meeting on which a poll is directed by the chairman or requested by one or more Warrantholders acting in person or by proxy, a poll will be taken in such manner as the chairman directs.

(2) Questions other than those required to be determined by Extraordinary Resolution will be decided by a majority of the votes cast on the poll.

8.08 **Voting**

(1) On a show of hands each Person present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, will have one vote,

and on a poll each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Warrant held by such holder.

(2) A proxy need not be a Warrantholder.

8.09 **Regulations**

(1) The Trustee, or the Corporation with the approval of the Trustee, may from time to time make or vary such regulations as it thinks fit:

(a) for the issue of voting certificates by any bank, trust company or other depository satisfactory to the Trustee stating that the Warrants specified therein have been deposited with it by a named Person and will remain on deposit until a specified date, which voting certificates will entitle the Persons named therein to be present and vote at any meeting of Warrantholders and at any adjournment thereof held before that date or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof held before that date in the same manner and with the same effect as though the Persons so named in such voting certificates were the actual holders of the Warrants specified therein;

(b) for the form of instrument appointing a proxy, the manner in which it must be executed, and verification of the authority of a Person who executes it on behalf of a Warrantholder;

(c) governing the places at which and the times by which voting certificates or instruments appointing proxies must be deposited;

(d) for the deposit of voting certificates or instruments appointing proxies at some approved place other than the place at which the meeting is to be held and enabling particulars of such voting certificates or instruments appointing proxies to be sent by mail, facsimile or other means of prepaid, transmitted, recorded communication before the meeting to the Corporation or to the Trustee at the place where the meeting is to be held and for voting pursuant to instruments appointing proxies so deposited as though the instruments themselves were produced at the meeting; and

(e) generally for the calling of meetings of Warrantholders and the conduct of business thereof.

(2) Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted.

(3) Except as such regulations provide, the only Persons who will be recognized at a meeting as the holders of any Warrants, or as entitled to vote or, subject to Section 8.10, be present at the meeting in respect thereof, will be the registered holders of such Warrants or their duly appointed proxies.

8.10 **The Corporation and Trustee may be Represented**

The Corporation and the Trustee by their respective employees, officers or directors, and the Counsel of the Corporation and the Trustee may attend any meeting of Warrantholders, but will have no vote as such.

8.11 **Powers Exercisable by Extraordinary Resolution**

In addition to all other powers conferred on them by the other provisions of this Indenture, by the Warrants or by Applicable Law, the Warrantholders at a meeting will have the power, exercisable from time to time by Extraordinary Resolution:

(a) subject to the agreement of the Corporation, to assent to or sanction any amendment, modification, abrogation, alteration, compromise or arrangement of any right of the Warrantholders or of the Trustee in its capacity as warrant trustee hereunder, subject to the Trustee's approval, on behalf of the Warrantholders against the Corporation, whether such right arises under this Indenture or otherwise and to authorize the Trustee to concur in and execute any indenture supplemental hereto in connection therewith;

(b) to amend, alter or repeal any Extraordinary Resolution previously passed;

(c) to direct or authorize the Trustee to enforce any obligation of the Corporation under this Indenture or to enforce any right of the Warrantholders in any manner specified in the Extraordinary Resolution;

(d) to refrain from enforcing any obligation or right referred to in Section 8.11(c);

(e) to waive and direct the Trustee to waive any default by the Corporation in complying with any provision of this Indenture, either unconditionally or on any condition specified in the Extraordinary Resolution;

(f) to appoint a committee with power and authority to exercise, and to direct the Trustee to exercise, on behalf of the Warrantholders, such of the powers of the Warrantholders as are exercisable by Extraordinary Resolution;

(g) to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any obligation of the Corporation under this Indenture or to enforce any right of the Warrantholders;

(h) to direct any Warrantholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal therewith on payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(i) from time to time and at any time to remove the Trustee and appoint a successor; and

(j) to assent to any compromise or arrangement with any creditor or any class of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

8.12 **Meaning of "Extraordinary Resolution"**

(1) The expression "*Extraordinary Resolution*" when used in this Indenture means, subject to the provisions of this Section 8.12 and of Sections 8.15 and 8.16, a resolution passed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article at which there are present in person or by proxy Warrantholders holding in the aggregate not less than 35% of the aggregate number of Warrants then outstanding and passed by the affirmative votes of Warrantholders who hold in the aggregate not less than 66⅔% of the aggregate number of Warrants then outstanding represented at the meeting and voted on the poll on the resolution.

(2) If, at a meeting called for the purpose of passing an Extraordinary Resolution, the quorum required by Section 8.12(1) is not present within 30 minutes after the time appointed for the meeting, the meeting, if convened by Warrantholders or on a Warrantholders' Request, will be dissolved, but in any other case will stand adjourned to such day, being not less than seven calendar days or more than 30 calendar days later, and to such place and time, as is appointed by the chairman.

(3) Not less than seven calendar days' notice must be given to the Warrantholders of the time and place of such adjourned meeting.

(4) The notice must state that at the adjourned meeting the Warrantholders present in Person or by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.

(5) At the adjourned meeting, the Warrantholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 8.12(1) will be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders holding in the aggregate not less than 35% of the total number of Warrants outstanding may not be present.

(6) Votes on an Extraordinary Resolution must always be given on a poll and no demand for a poll on an Extraordinary Resolution will be necessary.

8.13 **Powers Cumulative**

Any one or more of the powers, and any combination of the powers, in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise, may be exercised from time to time, and the exercise of any one or more of such powers or any combination of such powers from time to time will not prevent the Warrantholders from exercising such powers or combination of powers thereafter from time to time.

8.14 **<u>Minutes</u>**

Minutes of all resolutions passed and proceedings taken at every meeting of the Warrantholders will be made and duly entered in books from time to time provided for such purpose by the Trustee at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or such proceedings were taken, will be *prima facie* evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been so made, entered and signed will be deemed to have been duly convened and held, and all resolutions passed and proceedings taken thereat to have been duly passed and taken.

The Corporation will be provided with, in a timely manner and at its own expense, copies of any and all resolutions passed at any meeting of the Warrantholders.

8.15 **<u>Instruments in Writing</u>**

Any action that may be taken and any power that may be exercised by Warrantholders at a meeting held as provided in this Article 8 by way of an Extraordinary Resolution may also be taken and exercised (a) by Warrantholders who hold in the aggregate not less than 50% of the aggregate number of Warrants then outstanding with respect to resolutions that are not Extraordinary Resolutions and (b) by Warrantholders who hold in the aggregate not less than 66 2/3% of the aggregate number of Warrants then outstanding with respect to Extraordinary Resolutions, by their signing, each in person or by attorney duly appointed in writing, an instrument in writing in one or more counterparts. The expression "Extraordinary Resolution" when used in this Indenture includes a resolution embodied in an instrument so signed.

The Corporation will be provided with, in a timely manner and at its own expense, copies of any and all instruments in writing signed by the Warrantholders pursuant to this Section 8.15.

8.16 **<u>Binding Effect of Resolutions</u>**

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Warrantholders will be binding on all Warrantholders, whether present at or absent from the meeting and whether voting for or against the resolution or abstaining, and every instrument in writing signed by Warrantholders in accordance with Section 8.15 will be binding on all Warrantholders, whether signatories thereto or not, and every Warrantholder and the Trustee (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every such resolution and instrument in writing.

8.17 **<u>Holdings by the Corporation and Subsidiaries Disregarded</u>**

In determining whether Warrantholders holding the required total number of Warrants are present in person or by proxy for the purpose of constituting a quorum, or have voted or consented to a resolution, Extraordinary Resolution, consent, waiver, Warrantholders' Request or other action under this Indenture, a Warrant held by the Corporation or by any Affiliate of the Corporation will be deemed not to be outstanding. Upon a request in writing by the Trustee, the

Corporation will provide a certificate of the Corporation detailing the registration and denomination of any Warrants held by the Corporation or by any Affiliate of the Corporation.

ARTICLE 9 - SUPPLEMENTAL INDENTURES AND SUCCESSOR CORPORATIONS

9.01 Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation (when authorized by its Directors) and the Trustee may without the consent of the Warrantholders, subject to the provisions hereof, and will when so directed hereby, execute and deliver by their proper officers indentures or instruments supplemental hereto, which thereafter will form part hereof, for any or all of the following purposes:

(a) setting forth any adjustments resulting from the application of the provisions of Article 5;

(b) adding hereto such additional covenants and enforcement provisions for the benefit of Warrantholders as in the opinion of Counsel are necessary or advisable;

(c) giving effect to any Extraordinary Resolution passed as provided in Article 8;

(d) making such provisions not inconsistent with this Indenture as are necessary or desirable with respect to matters or questions arising hereunder, and are not, in the opinion of the Trustee relying on the opinion of counsel, materially adverse to the rights or interests of the Warrantholders as a group;

(e) adding to, deleting or altering the provisions hereof in respect of the transfer of Warrants or the exchange of Warrant Certificates, and making any modification in the form of the Warrant Certificates provided that any such action in the opinion of Counsel acceptable to the Trustee does not materially adversely affect the rights of the Warrantholder;

(f) modifying or amending any provision of this Indenture or relieving the Corporation from any obligation, condition or restriction herein contained, except that no such modification or relief will be or become operative or effective if in the opinion of the Trustee, relying on the opinion of Counsel, it would impair any of the rights or interests of the Warrantholders or of the Trustee, and the Trustee may in its uncontrolled discretion decline to enter into any such supplemental indenture which in its opinion will not afford adequate protection to the Trustee when it becomes operative; and

(g) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguity, defective or inconsistent provision, error or omission herein, if in the opinion of the Trustee relying on the opinion of Counsel, the rights of the Trustee and of the Warrantholders, as a group, are not materially prejudiced thereby.

9.02 **Successor Corporations**

In the case of the reorganization, reconstruction, consolidation, amalgamation, arrangement or merger of the Corporation or transfer, sale or lease of the undertaking or assets of the Corporation as an entirety, or substantially as an entirety, to another corporation, the successor corporation resulting from such reorganization, reconstruction, consolidation, amalgamation, arrangement, merger or transfer, sale or lease (if not the Corporation) will be bound by the provisions hereof and for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Corporation and will, as a condition precedent to any such transaction, agree to succeed to and be substituted for the Corporation by supplemental indenture in form satisfactory to the Trustee and executed and delivered to the Trustee with the same effect as closely as may be possible as if it had been named herein.

ARTICLE 10 - CONCERNING THE TRUSTEE

10.01 **Trust Indenture Legislation**

(1) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Law, the mandatory requirement will prevail.

(2) The Corporation and the Trustee each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Law.

10.02 **Trustee's Authority to Carry on Business**

The Trustee represents and warrants to the Corporation that at the date hereof it is authorized to carry on the business of a trust company in Toronto, Ontario. If, notwithstanding the provisions of this Section 10.02, it ceases to be authorized to carry on such business, the validity and enforceability of this Indenture and the Warrants issued hereunder will not be affected in any manner whatsoever by reason only of such event provided that the Trustee, within 30 days after ceasing to be authorized to carry on such business, either becomes so authorized or resigns in the manner and with the effects specified in Section 10.09.

10.03 **Rights and Duties of Trustee**

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Trustee will act honestly and in good faith with a view to the best interests of the Warrantholders, and will exercise that degree of care, diligence and skill that a reasonably prudent warrant trustee would exercise in comparable circumstances. Subject to the foregoing, the Trustee will not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it will have been required so to do under the terms hereof; nor will the Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice will distinctly specify the default desired to be brought to the attention of the Trustee and in the absence of any such notice

the Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained therein. Any such notice will in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee will take action with respect to any default.

(2) No provision of this Indenture will be construed to relieve the Trustee from liability for its own dishonesty, bad faith, wilful misconduct or negligence.

(3) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any right of the Trustee or the Warrantholders hereunder is on the condition that, when required by notice to the Warrantholders by the Trustee, the Trustee is furnished by one or more Warrantholders with sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold it harmless against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(4) No provision of this Indenture will require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so indemnified.

(5) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders at whose instance it is acting to deposit with the Trustee the Warrant Certificates held by them, for which certificates the Trustee will issue receipts.

(6) Every provision of this Indenture that relieves the Trustee of liability or entitles it to rely on any evidence submitted to it is subject to the provisions of Applicable Law, of this Section 10.03 and of Section 10.04.

10.04 **Evidence, Experts and Advisers**

(1) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation will furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as is prescribed by Applicable Law or as the Trustee reasonably requires by written notice to the Corporation.

(2) In the exercise of any right or duty hereunder the Trustee, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Trustee pursuant to a provision hereof or of Applicable Law or pursuant to a request of the Trustee, if such evidence complies with Applicable Law and the Trustee examines such evidence and determines that it complies with the applicable requirements of this Indenture.

(3) Whenever Applicable Law requires that evidence referred to in Section 10.04(1) be in the form of a statutory declaration, the Trustee may accept such statutory declaration in lieu of a Certificate of the Corporation required by any provision hereof.

(4) Any such statutory declaration may be made by any director or officer of the Corporation.

(5) The Trustee may act and rely and will be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(6) Proof of the execution of any document or instrument in writing, including a Warrantholders' Request, by a Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner that the Trustee considers adequate.

(7) The Trustee may employ or retain such Counsel, accountants, engineers, appraisers, or other experts or advisers as it reasonably requires for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and will not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Trustee. Any remuneration so paid by the Trustee will be repaid to the Trustee in accordance with Section 6.02.

(8) The Trustee may act and rely and will be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant or other expert or advisor, whether retained or employed by the Corporation or by the Trustee, in relation to any matter arising in the administration of the trusts hereof.

10.05 <u>Documents, Money, Etc. held by Trustee</u>

The Trustee may retain any cash balance held in connection with this Indenture and may, but need not, hold the same in its deposit department or the deposit department of one of its Affiliates, but the Trustee and its Affiliates shall not be liable to account for any profit to the Corporation or any other person or entity other than at a rate of interest on such balance, if any, established from time to time by the Trustee or its Affiliates.

10.06 <u>Action by Trustee to Protect Interests</u>

The Trustee will have power to institute and to maintain such actions and proceedings as it considers necessary or expedient to protect or enforce its interests and the interests of the Warrantholders.

10.07 <u>Trustee not Required to Give Security</u>

The Trustee will not be required to give any bond or security in respect of the performance of the agency created hereby, the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

10.08 **Protection of Trustee**

(1) By way of supplement to the provisions of any Applicable Law for the time being relating to trustees or agents, it is expressly declared and agreed that:

(a) the Trustee will not be liable for or by reason of, or required to substantiate, any statement of fact or recital in this Indenture or in the Warrant Certificates (except the representation contained in Section 10.10 or in the certificate of the Trustee on the Warrant Certificates), but all such statements or recitals are and will be deemed to be made by the Corporation;

(b) nothing herein contained will impose on the Trustee any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c) the Trustee will not be bound to give notice to any person of the execution hereof;

(d) the Trustee will not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach by the Corporation of any obligation herein contained or of any act of any Director, officer, employee or agent of the Corporation; and

(e) the Trustee will not be liable or accountable for any loss or damage whatsoever to any person caused by the performance or failure by it to perform its responsibilities under this Indenture save only to the extent that such loss or damage is attributable to the negligence, wilful misconduct or negligence of the Trustee.

(2) The Corporation agrees to indemnify the Trustee and its directors, officers and employees and save them harmless from all liabilities, losses, claims, demands, suits, damages, costs and actions which may be brought against or suffered by them arising out of or connected with the performance by the Trustee of its duties hereunder except to the extent that such liabilities, suits, damages, costs and actions are attributable to dishonesty, bad faith, wilful misconduct or negligence of the Trustee. In the absence of dishonesty, bad faith, wilful misconduct or negligence on its part, the Trustee shall not be liable for any action taken, suffered, or omitted by it or for any error of judgement made by it in the performance of its duties under this Indenture. In no event will the Trustee be liable for special, indirect, consequential or punitive loss or damages of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of the possibility of such damages. Any liability of the Trustee will be limited in the aggregate to an amount equal to twelve (12) times the monthly fee paid by the Corporation. In the event any question or dispute arises with respect to the Trustee's duties hereunder, the Trustee shall not be required to act or be held liable or responsible for its failure or refusal to act until the question or dispute has been (i) judicially settled (and, if appropriate the Trustee may file a suit in interpleader or for a declatory judgement for such purpose) by final judgement by a court of competent jurisdiction that is binding on all parties in the matter and is no longer subject to review or appeal, or (ii) settled by written document in form and substance satisfactory to the Trustee and executed by the Trustee. In

addition, the Trustee may require for such purpose, but shall not be obligated to require, the execution of such written settlement by parties that may have an interest in the settlement. This provision will survive the resignation or termination of the Trustee or the termination of this Indenture.

10.09 **Replacement of Trustee**

(1) The Trustee may resign its trust hereunder and be discharged from all further duties and liabilities hereunder, except as provided in this Section, by giving to the Corporation and the Warrantholders not less than 30 Business Days notice in writing or, if a new Trustee has been appointed, such shorter notice as the Corporation accepts as sufficient.

(2) The Warrantholders by Extraordinary Resolution may at any time remove the Trustee and appoint a new Trustee.

(3) If the Trustee so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation will forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Warrantholders.

(4) Failing such appointment by the Corporation, the retiring Trustee or any Warrantholder may apply to the Ontario Superior Court of Justice, on such notice as the Court directs, for the appointment of a new Trustee, at the expense of the Corporation.

(5) Any new Trustee so appointed by the Corporation or by the Court will be subject to removal as aforesaid by the Warrantholders.

(6) Any new Trustee appointed under any provision of this Section must be a corporation authorized to carry on the business of a trust company in Ontario and, if required by the Applicable Law of any other province, in such other province.

(7) On any such appointment, the new Trustee will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as, in the opinion of Counsel, are necessary or advisable for the purpose of assuring such powers, rights, duties and responsibilities to the new Trustee, provided that, on any resignation or termination of the Trustee and appointment of a successor Trustee, the successor Trustee will have executed an appropriate instrument accepting such appointment and, at the Request of the Corporation, the predecessor Trustee, upon payment of its outstanding remuneration and expenses, will execute and deliver to the successor Trustee an appropriate instrument transferring to such successor Trustee all rights and powers of the Trustee hereunder.

(8) On the appointment of a new Trustee, the Corporation will promptly give notice thereof to the Warrantholders.

(9) A corporation into or with which the Trustee is merged or consolidated or amalgamated, or a corporation succeeding to the trust business of the Trustee, will be the successor to the Trustee hereunder without any further act on its part or on the part of any party hereto if such corporation would be eligible for appointment as a new Trustee under Section 10.09(6).

(10) A Warrant Certificate certified but not delivered by a predecessor Trustee may be delivered by the new or successor Trustee in the name of the predecessor Trustee or successor Trustee.

10.10 **Conflict of Interest**

The Trustee represents to the Corporation that at the time of the execution and delivery hereof no material conflict of interest exists between its role as a fiduciary hereunder and its role in any other capacity and if a material conflict of interest arises hereafter it will, within 30 Business Days after ascertaining that it has such material conflict of interest, either eliminate the conflict of interest or resign its trust hereunder.

If any such material conflict of interest exists or hereafter will exist, the validity and enforceability of this Indenture and of the Warrants will not be affected in any manner whatsoever by reason thereof.

The Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation without being liable to account for any profit made thereby.

10.11 **Acceptance of Trusts**

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform them on the terms and conditions herein set forth.

ARTICLE 11 - GENERAL

11.01 **Notice to the Corporation and Trustee**

(1) Unless herein otherwise expressly provided, a notice to be given hereunder to the Corporation or the Trustee will be validly given if delivered or if sent by first class mail, postage prepaid, or if sent by facsimile transmission (receipt of such transmission is confirmed in writing):

(a) If to the Corporation:

Stelco Inc.
386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: Chief Financial Officer

Facsimile: (905) 308-7002

(b) If to the Trustee:

CIBC Mellon Trust Company
320 Bay Street
P. O. Box 1
Toronto, Ontario
M5H 4A6

Attention: Vice President, Client Services

Facsimile: (416) 643-5570

and any such notice delivered or sent in accordance with the foregoing will be deemed to have been received on the date of delivery or, if mailed, on the fifth Business Day following the day of the mailing of the notice or, if given by facsimile transmission, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

(2) The Corporation or the Trustee, as the case may be, may from time to time notify the other in the manner provided in Section 11.01(1) of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of the Corporation or the Trustee, as the case may be, for all purposes of this Indenture.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to the Trustee or to the Corporation hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered or sent by facsimile transmission as provided in Section 11.01(1).

11.02 **Notice to Warrantholders**

(1) Unless herein otherwise expressly provided, a notice to be given hereunder to Warrantholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Warrantholders or delivered (or so mailed to certain

Warrantholders and so delivered to the other Warrantholders) at their respective addresses appearing on any of the registers of holders described in Section 3.01; or, at the option of the party giving notice, such notice may be given by such other method designed to give reasonable general notice thereof, which may include public dissemination of the notice by way of press release and the publication twice in the Report on Business section in the national edition of The Globe and Mail newspaper or filing of the notice or a press release with respect thereto on the Canadian System for Electronic Document Analysis and Retrieval.

(2) A notice so given by mail or so delivered will be deemed to have been given on the fifth Business Day after it has been mailed or on the day which it has been delivered, as the case may be, and a notice so given by publication or filing will be deemed to have been given on the day on which it has been published or filed as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

11.03 **Satisfaction and Discharge of Indenture**

On the earlier of:

(a) the date by which there has been delivered to the Trustee for exercise or surrender for cancellation all Warrant Certificates theretofore certified hereunder; and

(b) the Expiry Time;

and if all certificates representing Common Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Trustee in accordance with such provisions, this Indenture will cease to be of further effect and, on demand of and at the cost and expense of the Corporation and on delivery to the Trustee of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and on payment to the Trustee of the fees and other remuneration payable to the Trustee, the Trustee will execute proper instruments acknowledging satisfaction of and discharging this Indenture.

11.04 **Sole Benefit of Parties and Warrantholders**

Nothing in this Indenture or the Warrant Certificates, expressed or implied, will give or be construed to give to any Person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture or the Warrant Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

11.05 **Discretion of Directors**

Any matter provided herein to be determined by the Directors will be determined by the Directors in their sole discretion, acting reasonably, and a determination so made will be conclusive.

11.06 **Counterparts and Formal Date**

This Indenture may be executed in several counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to be dated as of the Effective Date.

11.07 **Language**

The parties hereby request that this Indenture and any related documents be drawn up and executed only in the English language. Les parties demandent par les présentes que la présente convention ainsi que tous les documents y afférents soient rédiges et executés en langue anglaise seulement.

11.08 **Assignment**

Subject to Section 9.02 hereof, neither this Indenture nor any right, interest or obligation hereunder may be assigned by either party without the prior written consent of the other party and any purported assignment of this Indenture which does not comply with this Section 11.08 will be considered null and void.

11.09 **Benefit of the Agreement**

This Indenture will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

11.10 **Severability**

In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect such determination shall not affect such provision in any other respect or any other provision hereof, all of which shall remain in full force and effect.

IN WITNESS WHEREOF the parties hereto have duly executed this Indenture.

STELCO INC.

By: *"Courtney Pratt"*

Name: Courtney Pratt
Title: President & CEO

By: *"William E. Vaughan"*

Name: William E. Vaughan
Title: Senior V.P. – Finance and Chief Financial Officer

CIBC MELLON TRUST COMPANY

By: *"Warren Jansen"*

Name: Warren Jansen
Title: Authorized Signatory

By: *"Bill Zawada"*

Name: Bill Zawada
Title: Authorized Signatory

The Warrants evidenced hereby and the Common Shares issuable upon exercise hereof have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and the Warrants may not be exercised in the United Sates or by or on behalf of a U.S. Person (as defined in Regulation S under the U.S. Securities Act) unless the Common Shares issuable upon exercise hereof have been registered or qualified under the U.S. Securities Act and applicable state securities laws or an exemption from registration or qualification is available.

SCHEDULE A

FORM OF WARRANT CERTIFICATE

Certificate No.:___________ No. of Warrants:__________

Warrants
Exercisable to Acquire
Common Shares
of
STELCO INC.

(Incorporated under the *Canada Business Corporations Act*)

THIS IS TO CERTIFY THAT, for value received, ________________________________
______________________ (the "holder") is the registered holder of the number of Warrants ("Warrants") of STELCO INC. (the "Corporation") specified above and for each Warrant held is thereby entitled, to be issued fully paid and non-assessable Common Shares ("Common Shares") in the capital of the Corporation on the basis of one Common Share for each such Warrant, subject to the limitation referred to below, by surrendering to CIBC Mellon Trust Company (the "Trustee") at its principal transfer office in Toronto, Ontario during the exercise period hereinafter referred to, a certified cheque, bank draft or money order made payable at par to the Corporation in the amount of the Exercise Price as hereinafter determined in respect of each Common Share to be issued, this Warrant Certificate and a Notice of Exercise substantially in the form set out in Appendix 1 hereof duly completed and executed.

Capitalized terms which are not otherwise defined herein have the same meaning as in the Warrant Indenture (which indenture, together with all instruments supplemental or ancillary thereto, is herein referred to as the "Warrant Indenture") dated as of March 31, 2006 between the Corporation and the Trustee, as trustee.

Surrender of this Warrant Certificate will be deemed to have been effected only on personal delivery thereof to, or, if sent by mail or other means of transmission, on actual receipt thereof by, the Trustee at the office specified above.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of the Warrant Indenture. **Reference is made to the Warrant Indenture for particulars of the rights of the holders of the Warrants and of the Corporation and of the Trustee in respect thereof and of the terms and conditions upon which the Warrants are**

issued and held and may be exercised, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. To the extent of any inconsistency between the terms of the Warrant Indenture and the terms of this Warrant Certificate, the terms of the Warrant Indenture will prevail. The Corporation will furnish to the holder, on request and upon payment of a reasonable charge for photocopying and postage, a copy of the Warrant Indenture or a holder may obtain a copy thereof from www.sedar.ca.

The Warrants evidenced by this Warrant Certificate may be exercised by the holder on or after June 28, 2006 until 5:00 p.m. (Toronto time) on March 31, 2013 ("Expiry Time").

On and after the date of any exercise of the Warrants evidenced by this Warrant Certificate, the holder will have no rights hereunder except to receive certificates representing the Common Shares thereby issued to the holder upon delivery of a certified cheque, bank draft or money order payable to the Corporation in the amount of the Exercise Price in respect of each Common Share to be issued, this Warrant Certificate and duly completed Notice of Exercise as set out in Appendix 1 hereof to the Trustee at its principal corporate trust office in Toronto, Ontario. After the Expiry Time, all rights under any unexercised Warrant evidenced hereby will wholly cease and terminate and this Warrant Certificate will be void.

The Corporation will not be obligated to issue any fraction of a Common Share on the exercise of any Warrant. To the extent that a holder of Warrants would otherwise have been entitled to receive, on the exercise of Warrants, a fraction of a Common Share, the Corporation will, in lieu of delivering the fractional Common Share, satisfy the right to receive such fractional interest by payment to the Warrantholder of an amount in cash equal (computed in the case of a fraction of a cent, to the next lower cent) to the value of the right to acquire such fractional interest on the basis of the Current Market Price of the Common Shares on the date of exercise.

The Warrant Indenture provides for adjustments to the number of Common Shares issuable and the Exercise Price upon the occurrence of certain events set forth therein.

No Common Share will be issued pursuant to any Warrant if the issuance of such security would constitute a violation of the securities laws of any applicable jurisdiction or require the Corporation to qualify or register such Common Shares, or make any notice or other filing, in any jurisdiction other than the Qualifying Jurisdictions.

The Warrant Indenture contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by holders of a specified majority of all outstanding Warrants.

On presentation at the principal corporate trust office of the Trustee in Toronto, Ontario, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Trustee, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates of different denominations evidencing in the aggregate the same number of Warrants as the Warrant Certificate or Warrant Certificates being exchanged, and such holder will pay the reasonable cost thereof.

The Warrants evidenced by this Warrant Certificate may only be transferred, upon compliance with the conditions prescribed in the Warrant Indenture, on the register of transfers to be kept at the principal corporate trust office of the Trustee in Toronto, Ontario by the holder or, in the case of an individual, his/her executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and, upon compliance with such requirements and such other reasonable requirements as the Trustee may prescribe, such transfer will be duly noted on such register of transfers by the Trustee. Notwithstanding the foregoing, the Corporation will be entitled, and may direct the Trustee, to refuse to record any transfer of any Warrant on such register if such transfer would constitute a violation of the securities laws of any jurisdiction or require the Corporation to qualify the Common Shares for distribution in any jurisdiction.

The holding of this Warrant Certificate will not constitute the holder a shareholder of the Corporation or entitle the holder to any right or interest in respect thereof except as otherwise provided in the Warrant Indenture.

This Warrant Certificate will not be valid for any purpose until it has been certified by or on behalf of the Trustee for the time being under the Warrant Indenture. Time will be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its officers duly authorized in that behalf as of March 31 , 2006.

STELCO INC.

By: ______________________________

Name:
Title:

By: ______________________________

Name:
Title:

This Warrant Certificate is one of the Warrant Certificates referred to in the Warrant Indenture within mentioned.

CIBC MELLON TRUST COMPANY, as Trustee

By: ______________________________

Authorized Signing Officer

APPENDIX 1

NOTICE OF EXERCISE

To: **STELCO INC.**

And To: **CIBC MELLON TRUST COMPANY**

The undersigned holder exercises ________ Warrants evidenced by this Warrant Certificate for the purchase of Common Shares of Stelco Inc. (or such other securities or property to which such exercise entitles the holder in lieu thereof or in addition thereto under the provisions of the Warrant Indenture mentioned in this Warrant Certificate) on the terms specified in this Warrant Certificate and Warrant Indenture and in connection therewith encloses a certified cheque, bank draft or money order payable to the Corporation in an amount equal to the Exercise Price in respect of each Common Share to be issued.

The undersigned hereby irrevocably directs that such Common Shares be issued, registered and delivered as follows:

Name(s) in Full	Address(es)	Number(s) of Common Shares
____________________	____________________	____________________
____________________	____________________	____________________

(Please print the full name in which certificates for Common Shares are to be issued. If any securities are to be issued to a Person or Persons other than the holder, the holder must pay to the Trustee all exigible transfer taxes or other government charges and sign the Form of Transfer.)

Check the appropriate box:

☐ **The undersigned certifies that the Warrants are not being exercised in the United States, its territories or possessions (the "United States"), that the undersigned is not a U.S. Person (as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")) and that the Warrants are not being exercised by or on behalf of a U.S. Person.**

☐ **The Warrants are being exercised in the United States or by or on behalf of a U.S. Person. The undersigned by execution of this Notice of Exercise hereby certifies that such exercise is in compliance with the federal and applicable state securities laws of the United States, that such exercise does not require registration or qualification under the U.S. Securities Act or any state securities laws of the Common Shares to be issued and delivered upon such exercise, and that such Common Shares will be issued pursuant to an exemption from the registration or qualification requirements of the U.S. Securities Act and applicable state securities**

laws, and the undersigned is tendering herewith to the Corporation evidence to such effect, including an opinion of counsel to the undersigned, which opinion and counsel must be satisfactory to the Corporation, to the effect that such Common Shares will be issued pursuant to an exemption from the registration or qualification requirements of the U.S. Securities Act and applicable state securities laws. The undersigned understands that the Corporation may refuse to honour such exercise if the Corporation is not satisfied that the Common Shares to be issued upon such exercise will be issued pursuant to an exemption from the registration or qualification requirements of the U.S. Securities Act and applicable state securities laws.

DATED this _______ day of _________________, __________.

	)	______________________________
	)	Signature of Registered Holder
	)	
______________________________	)	______________________________
Signature Guaranteed	)	Name of Registered Holder

Note: The name of the Registered Holder of this Notice of Exercise must be the same as the name appearing on the face page of this Warrant Certificate.

If the Notice of Exercise is signed by an agent, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Corporation.

☐ Please check if the Common Share certificates are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed.

Certificates will be delivered or mailed as soon as practicable after the due surrender of this Warrant Certificate.

APPENDIX 2

FORM OF TRANSFER

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to

Name: ______________________

Address: ______________________

____

(such Person, the "Transferee") _______________ Warrants of Stelco Inc. (the "Corporation") represented by this Warrant Certificate and does hereby appoint __________________ as its attorney with full power of a substitution to transfer the Warrants on the appropriate register of the Trustee.

DATED this _______day of _________________, _____.

	)	______________________________
________________________________	)	Signature of Transferor
	)	
	)	______________________________
	)	Name of Transferor

Signature of Transferor must be guaranteed by a Canadian chartered bank, a major Canadian trust company or by a Medallion signature guarantee from a member of a recognized signature Medallion program

NOTE: The signature of the transferor must be the signature of the registered holder appearing on the face of this Warrant Certificate.

If this Form of Transfer is signed by an agent, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the Certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Corporation.

RECEIVED

2007 MAY 17 A 9

51

STELCO INC.

and

BNY TRUST COMPANY OF CANADA

as

Canadian Trustee

and

THE BANK OF NEW YORK

as

U.S. Trustee

TRUST INDENTURE

made as of March 31, 2006

McCARTHY TÉTRAULT LLP

Reconciliation and tie between Trust Indenture Act of 1939 (United States) and the Trust Indenture between Stelco, Inc., BNY Trust Company of Canada and The Bank of New York.

Trust Indenture Act Section			Indenture Section
§310	(a)(1)	.....	8.10
	(a)(2)	.....	8.10
	(a)(3)	.....	8.12
	(a)(4)	.....	N.A.
	(a)(5)	.....	8.10
	(b)	.....	8.10
	(c)	.....	N.A.
§311	(a)	.....	8.11
	(b)	.....	8.11
	(c)	.....	N.A.
§312	(a)	.....	2.13(1)
	(b)	.....	2.13(2)
	(c)	.....	2.13(2)
§313		.....	8.06
§314	(a)	.....	5.04
	(b)	.....	5.04
	(c)(1)	.....	13.05
	(c)(2)	.....	13.05
	(c)(3)	.....	N.A.
	(d)	.....	5.04
	(e)	.....	13.06
	(f)	.....	N.A.
§315	(a)	.....	8.01
	(b)	.....	8.05
	(c)	.....	8.01
	(d)	.....	8.01
	(e)	.....	7.12
§316	(a) last sentence)	.....	1.02
	(a)(1)(A)	.....	7.07
	(a)(1)(B)	.....	7.04
	(a)(2)	.....	N.A.
	(b)	.....	7.09
	(c)	.....	1.09(3)
§317	(a)(1)	.....	7.10
	(a)(2)	.....	7.11
§318	(a)	.....	1.06
	(b)	.....	N.A.
	(c)	.....	1.06

N.A. means not applicable.

Note: This reconciliation and tie will not, for any purpose, be deemed to be a part of the Indenture.

TABLE OF CONTENTS

TRUST INDENTURE

THIS TRUST INDENTURE is made as of March 31, 2006

BETWEEN

STELCO INC., a corporation existing under the laws of Canada
(the "**Corporation**")

- and -

BNY TRUST COMPANY OF CANADA, a trust company
existing under the laws of Canada (the "**Canadian Trustee**") and
THE BANK OF NEW YORK, a New York banking corporation
(the "**U.S. Trustee**")

WHEREAS the Corporation wishes to issue from time to time Debt Securities (as hereinafter defined) in the manner provided for in this Indenture;

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the sum of $1.00 and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.01 Definitions

In this Indenture, unless something in the subject-matter or context is inconsistent therewith:

"**Act**" or "**Act of Holders**", when used with respect to any Holders, has the meaning specified in Section 1.09(1).

"**Affiliate**" means, with respect to any Person, (a) each Person that controls, is controlled by or is under common control with such Person, (b) each of such Person's officers, directors and in the case of a partnership, the partners in such partnership, and (c) in the case of the Corporation, the immediate family members, spouses and lineal descendants of individuals who are Affiliates of the Corporation. In all cases in this Indenture for the purposes of this definition, "**control**" of a Person means the ownership, directly or indirectly, at the relevant time, of (i) if a corporation, shares to which are attached at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances, or (ii) if any other Person, as least a majority of the voting, partnership or other equity interests under ordinary circumstances. With respect to the Corporation and any Restricted Subsidiary, the term "**Affiliate**" shall specifically exclude the Trustee.

"**Applicable Law**" means, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other

requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and also includes any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation.

"**Applicable Securities Law**" means any Applicable Law in any jurisdiction regulating, or regulating disclosure with respect to, any sale or distribution of securities in, or to residents of, such jurisdiction.

"**Authorized Investments**" has the meaning specified in Section 12.12(1).

"**Board of Directors**" means either the board of directors of the Corporation, the executive or any other committee of that board or any group of directors of the Corporation duly authorized to make a decision on the matter in question.

"**Book-Based System**" means, in relation to the Global Debt Securities of a Series, the debt clearing, record entry, securities transfer and pledge systems and services established and operated by or on behalf of the related Depository for such Series (including where applicable pursuant to one or more agreements between such Depository and its Participants establishing the rules and procedures for such systems and services) or any successor system or services thereof.

"**Business Day**" means a day that is not a Saturday, Sunday or civic or statutory holiday or other day which banks are required or authorized to be closed in Toronto, Ontario or in New York, New York.

"**Canadian Commissions**" has the meaning specified in Section 5.04(2)(a).

"**Canadian Dollar**" or "**Dollar**" or "**$**" means lawful currency of Canada.

"**Canadian generally accepted accounting principles**" or "**GAAP**" means generally accepted accounting principles established from time to time by the Canadian Institute of Chartered Accountants.

"**Canadian Trustee**" means BNY Trust Company of Canada and its successors in the trusts hereby created as Canadian Trustee.

"**CCAA Plan**" means the Third Amended and Restated Plan of Arrangement and Reorganization pursuant to the *Companies' Creditors Arrangement Act* (Canada) and the *Canada Business Corporations Act* involving Stelco Inc., Stelpipe Ltd., Stelwire Ltd., CHT Steel Company Inc. and Welland Pipe Ltd., filed on December 9, 2005 with the Ontario Superior Court of Justice (Commercial List) sitting in Toronto, Ontario and sanctioned by such court on January 20, 2006 as the same may be amended or restated.

"**CDS**" means The Canadian Depository for Securities Limited, together with its successors from time to time.

"**Certificate of the Corporation**", "**Order of the Corporation**" and "**Request of the Corporation**" mean, respectively, a written certificate, order or request signed in the name of the

Corporation by its chief executive officer or president or an executive vice-president or senior vice-president and, in addition, by its secretary or assistant secretary or treasurer or another executive vice-president or senior vice-president, and may consist of one or more instruments so executed and delivered to the Trustee.

"**Certified Resolution**" means a copy of a resolution certified by the secretary or assistant secretary of the Corporation to have been duly adopted by the Board of Directors and to be in full force and effect and unamended on the date of such certification.

"**Certifying Agent**" or "**Authenticating Agent**" mean, in relation to a Series, the Person appointed in or pursuant to the related Supplemental Indenture as the certifying or authenticating agent for such Series, in such capacity, together with such Person's successor from time to time in such capacity.

"**Clean-Up**" means the remediation, containment, removal, treatment, neutralization or inactivation of any Hazardous Substance.

"**Clearing Agency**" means, in relation to a Series issuable in whole or in part in the form of one or more Global Debt Securities, (i) CDS, or (ii) any other organization recognized as a "clearing agency" pursuant to Applicable Securities Law, specified for such purpose in the related Supplemental Indenture.

"**Collateral**" has the meaning specified in any Supplemental Indenture.

"**Corporation**" means Stelco Inc. and also every Successor Corporation that has complied with the provisions of 9.01(1).

"**Counsel**" means in the case of Counsel to the Corporation, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Corporation and acceptable to the Trustee and means in the case of Counsel to the Trustee, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Trustee (who may, except as otherwise expressly provided in this Indenture, be Counsel to the Corporation).

"**Covenant Defeasance**" has the meaning specified in Section 12.03.

"**Debt Security**" means any bond, debenture, note or other similar evidence of indebtedness of any kind, nature or description whatsoever issued under this Indenture and certified pursuant to this Indenture and for the time being outstanding.

"**Default**" means any event that, with the passage of time or giving of notice or both, would, unless cured or waived, become an Event of Default.

"**Default Interest**" has the meaning specified in Section 4.02(4).

"**Definitive Debt Securities**" means, with respect to a Series, Debt Securities in registered form, in the definitive form specified or provided for in the related Supplemental Indenture.

"**Depository**" means, with respect to a Series issuable in whole or in part in the form of one or more Global Debt Securities, the Clearing Agency designated in or pursuant to the related Supplemental Indenture as the depository for such Series, together with its successors in such capacity.

"**Event of Default**" means, with respect to a Series, any of the events identified in Section 7.01 or in the related Supplemental Indenture, as being an Event of Default with respect to such Series.

"**Environment**" means the ambient air, all layers of the atmosphere, surface, water, underground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms, and includes indoor spaces.

"**Environmental Laws**" means all Applicable Laws relating to the environment, Hazardous Substances, contaminants, pollution or protection of the environment, including Laws relating to: (i) on-site or offsite contamination; (ii) releases of pollutants, contaminants, chemicals or other industrial, toxic or radioactive substances or Hazardous Materials into the environment; and (iii) the manufacture, processing, distribution, use, treatment, storage, transport or handling of any Hazardous Materials.

"**Global Debt Security**" means a Debt Security of a Series in global form.

"**Governmental Authority**" means, when used with respect to any Person, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board or arbitrator or other law, regulation or rule-making entity (including a Minister of the Crown, any central bank, Superintendent of Financial Institutions or other comparable authority or agency) having or purporting to have jurisdiction on behalf of, or pursuant to the laws of, Canada or any country in which such Person is incorporated, continued, amalgamated, merged or otherwise created or established or in which such Person has an undertaking, carries on business or holds property, or any province, territory, state, municipality, district or political subdivision of any such country or of any such province, territory or state of such country.

"**Government Securities**" means securities that are (i) direct obligations of the government of Canada for the timely payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government of Canada the payment of which is unconditionally guaranteed as a full faith and credit obligation by the government of Canada and also includes a depository receipt issued by a bank or trust corporation, as custodian with respect to any such Government Securities or a specific payment of interest on or principal of any such Government Securities held by such custodian for the account of the holder of a depository receipt, provided that (except as required by Applicable Law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount removed by the custodian in respect of the Government Securities or the specific payment of interest on or principal of the Government Securities evidenced by such depository receipt.

"**Guarantee**" has the meaning specified in Section 6.01.

"**Guarantor**" has the meaning specified in Section 6.01.

"**Hazardous Materials**" means any Substance, material or waste that is regulated by, or forms the basis of liability now or hereafter under, any applicable Environmental Laws, including any material or substance that is defined as a "solid waste," "hazardous waste," "hazardous material," "hazardous substance," "dangerous goods", "extremely hazardous waste," "restricted hazardous waste," "deleterious substance", "pollutant," "contaminant," "hazardous constituent," "special waste," "toxic substance" or other similar term or phrase under any applicable Environmental Laws.

"**Holder**" or "**Noteholder**" means the Person in whose name a Debt Security is registered in the relevant register in accordance with this Indenture (and including, for greater certainty, in the case of any Global Debt Security, the applicable Depository or its nominee in whose name such Global Debt Security is registered, as the case may be).

"**Interest Payment Date**" means the date upon which interest is payable in accordance with the terms of the Debt Security.

"**Legal Defeasance**" has the meaning specified in Section 12.02.

"**Lien**" means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, trust or deemed trust, charge, claim, security interest, right of detention or seizure or mechanics' or repairers' lien, right of distraint, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable law of any other jurisdiction).

"**Maturity**" means, with respect to any principal of a Debt Security, the date on which such principal becomes due and payable, whether at Stated Maturity or by declaration of acceleration, call for redemption or repayment at the option of the Holder or otherwise.

"**Notice**" means any notice, document or other communication required or permitted to be given under this Indenture or any other Secured Note Loan Document.

"**Office**" or "**Agency**" means, with respect to a Series, an office or agency of the Corporation, a Trustee, the related Registrar, the related Transfer Agent or the related Paying Agent, as the case may be, maintained or designated as the Place of Payment for such Series pursuant to this Indenture or the related Supplemental Indenture or any other office or agency of the Corporation, a Trustee, the related Registrar, the related Transfer Agent or the related Paying Agent, as the case may be, maintained or designated for such Series pursuant to this Indenture or the related Supplemental Indenture.

"**Opinion of Counsel**" means a written opinion addressed to the Trustee (among other addressees) by Counsel who will be reasonably satisfactory to the Trustee.

"**Order**" means any order or directive, direction or request of any Governmental Authority, arbitrator or other decision-making authority of competent jurisdiction.

"**Original Currency**" has the meaning specified in Section 4.03.

"**Other Currency**" has the meaning specified in Section 4.03.

"**Other Series Agent**" means, with respect to any Series, a Person appointed in or pursuant to the related Supplemental Indenture to act in any agency or other identified capacity (other than as Depository, Transfer Agent, Registrar or Paying Agent) for such Series, in such capacity, together with such Person's successor from time to time in such capacity.

"**Participant**" means, in relation to a Depository, a broker, dealer, bank or other financial institution or other Person on whose behalf such Depository or its nominee holds Debt Securities pursuant to a Book-Based System operated by such Depository.

"**Paying Agent**" means, in relation to a Series, the Person or Persons authorized by the Corporation to pay the principal (and premium, if any) or interest on any Debt Securities thereto on behalf of the Corporation; provided that neither the Corporation nor any Affiliate of the Corporation may be authorized by the Corporation to act as Paying Agent.

"**Person**" means an individual, corporation, limited or unlimited liability company, general or limited partnership, joint venture, unincorporated organization, trust, trustee, executor, administrator, or other legal representative or Governmental Authority and pronouns have a similarly extended meaning.

"**Place of Payment**" means, in relation to a Series, the place or places where the principal of and any premium, interest and other amounts on such Series are payable as specified in the related Supplemental Indenture.

"**Principal Terms**" has the meaning specified in Section 2.02.

"**Proceeding**" means any suit, action or other judicial or administrative proceeding.

"**property**" means any asset, revenue or any other property or property right or interest, whether tangible or intangible, real or personal, including any right to receive income.

"**Redemption Date**", with respect to a Debt Security to be redeemed, means the date fixed for such redemption by or pursuant to the related Supplemental Indenture.

"**Redemption Price**" means, when used with respect to any Debt Security to be redeemed, the price at which it is to be redeemed by or pursuant to the related Supplemental Indenture.

"**Refinancing Indebtedness**" has the meaning specified in any Supplemental Indenture.

"**Release**" means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Materials in the indoor or outdoor environment, including the

movement of Hazardous Materials through or in the air, soil, surface water, ground water or property.

"**Registrar**" means, in relation to a Series, the Person appointed in or pursuant to the related Supplemental Indenture as the registrar for such Series, in such capacity, together with such Person's successors from time to time in such capacity.

"**Regular Interest Record Date**" means, with respect to a Series and related Interest Payment Date, the date specified in or determined pursuant to the related Supplemental Indenture as the record date for the determination of the Holders to which interest on such Series is payable on such Interest Payment Date, provided that, if the related Supplemental Indenture does not contain any provision specifying or setting out the manner to determine such date, the Regular Interest Record Date for such Series means (i) the fifteenth Business Day of the month immediately preceding the month in which such Interest Payment Date occurs, if such Interest Payment Date is the fourteenth or any preceding day of a month, and (ii) the last Business Day of the month immediately preceding the month in which such Interest Payment Date occurs, if such Interest Payment Date is the fifteenth or any subsequent day of a month.

"**Replacement Agent**" has the meaning specified in Section 2.12(1).

"**Restricted Subsidiary**" has the meaning specified in any Supplemental Indenture.

"**Secured Note Loan Documents**" means the Indenture, any Supplemental Indenture, any Security Documents and all other agreements, instruments, documents and certificates executed and delivered to or by, or in favour of, the Trustee and including all other pledges, powers of attorney, consents, assignments, contracts, guarantees, notices and all other written matter whether heretofore, now or hereafter executed by or on behalf of the Corporation or any Restricted Subsidiaries or Unrestricted Subsidiaries or any employee of same, and delivered to the Trustee in connection with the Indenture, any Supplemental Indenture and/or the Debt Securities or the transactions contemplated thereby. Any reference in the Indenture or any other Secured Note Loan Document to a Secured Note Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to the Indenture or such Secured Note Loan Document as the same may be in effect at any and all times such reference becomes operative.

"**Security Documents**" has the meaning specified in any Supplemental Indenture.

"**SEDAR**" has the meaning specified in Section 5.04(2).

"**Series**" means all Debt Securities of the same type issued pursuant to the same Supplemental Indenture, the Principal Terms of which are, subject to the last sentence of Section 2.02, identical, whether or not such Debt Securities have been or are to be issued on the same date.

"**Special Interest Record Date**" has, with respect to the payment of any Default Interest on a Series, the meaning specified in Section 4.02(4)(a).

"**Stated Maturity**" means, with respect to any principal of or accrued interest on a Debt Security, the fixed date specified in the related Supplemental Indenture on which such principal or interest is due and payable.

"**Subsidiary**", with respect to any Person, means (i) any corporation of which shares to which are attached at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances is at the time owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting, partnership or other equity interests under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

"**Substance**" means any substance, waste, liquid, gaseous or solid matter, fuel, micro-organism, sound, vibration, ray, heat, odour, radiation, energy vector, plasma and organic or inorganic matter.

"**Successor Corporation**" has the meaning attributed thereto in Section 9.01(1)(a).

"**Supplemental Indenture**" has the meaning specified in Section 11.01.

"**TIA**" means the *U.S. Trust Indenture Act of 1939*, as amended.

"**Transfer Agent**" means, in relation to a Series, the Person appointed in or pursuant to the related Supplemental Indenture as the transfer agent for such Series, in such capacity, together with such Person's successor from time to time in such capacity.

"**Trust Indenture**", "**Indenture**", "**herein**", "**hereby**", "**hereof**" and similar expressions mean or refer to this trust indenture as originally executed and as the same may be supplemented or amended from time to time by any indenture, deed or instrument supplemental or ancillary hereto, and not to any particular Article, Section, Schedule or other portion hereof, and the expressions "**Article**", "**Section**" or "**Schedule**" followed by a number refer to the specified Article, Section or Schedule of this Indenture.

"**Trust Indenture Legislation**" means, at any time, the provisions of (i) the *Canada Business Corporations Act* and the regulations thereunder as amended or re-enacted from time to time, (ii) the provisions of any other applicable statute of Canada or any province thereof, and (iii) the TIA and regulations thereunder, in each case, relating to trust indentures and the rights, duties and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to this Indenture, provided that clauses (i) and (ii) do not apply to or govern the U.S. Trustee.

"**Trust Officer**" means when used with respect to the Trustee, any vice president, assistant vice president, assistant treasurer, employee or trust officer within the corporate trust department of the Trustee (or any successor unit, department or division of the Trustee) located at the corporate trust office of the Trustee who has direct responsibility for the administration of this Indenture and will also mean, with respect to a particular corporate trust matter, any other agent or officer of the Trustee to whom any corporate trust matter is referred because of his or her knowledge of and familiarity with the particular subject.

"**Trustee**" means the U.S. Trustee and the Canadian Trustee or either of them, as the context may require.

"**United States Dollar**" or "**U.S.$**" means lawful currency of the United States.

"**Unrestricted Subsidiary**" has the meaning specified in any Supplemental Indenture.

"**U.S. Trustee**" means The Bank of New York and its successors in the trusts hereby created as US Trustee.

Words importing the singular number include the plural and *vice versa* and words importing any gender include all genders. The term "**including**" means "including without limiting the generality of the foregoing".

Any reference in this Indenture to any act, statute, regulation, policy statement, instrument or section thereof will be deemed to be a reference to such act, statute, regulation, policy statement, instrument or section as amended, re-enacted or replaced from time to time.

1.02 **Meaning of "outstanding" for Certain Purposes**

Every Debt Security certified and delivered by the Trustee hereunder will be deemed to be "outstanding" until it is cancelled or delivered to the Trustee for cancellation or money, Government Securities or other securities as permitted by the terms of the related Debt Security for the payment, purchase or redemption thereof is set aside pursuant to Article 12, provided, however, that:

(a) Debt Securities that have been partially redeemed will be deemed to be outstanding only to the extent of the unredeemed part of the principal amount thereof;

(b) if a new Debt Security has been issued in substitution for a Debt Security that has been mutilated, lost, stolen or destroyed, only one of them will be counted for the purpose of determining the aggregate principal amount of the Debt Security outstanding; and

(c) for the purpose of any provision of this Indenture entitling Holders to vote, sign consents, requests or other instruments or take any other action under this Indenture, Debt Securities owned legally or equitably by the Corporation or any Guarantor or any Affiliate of either will be disregarded except that:

   (i) for the purpose of determining whether the Trustee will be protected in relying on any such vote, consent, request or other instrument or other action, only the Debt Securities which the Trustee knows are so owned will be so disregarded; and

   (ii) Debt Securities so owned that have been pledged in good faith, other than to the Corporation or any Guarantor or any Affiliate of either, will not be so disregarded if the pledgee establishes to the satisfaction of the Trustee

the pledgee's right to vote such Debt Securities in its discretion free from the control of the Corporation or any Guarantor or any Affiliate of either.

For the purposes of this Section 1.02(c), the term "**Affiliate**" will include the meaning prescribed by the TIA and the rules thereunder.

1.03 **Accounting Terms**

As used in this Indenture and in any certificate or other document made or delivered pursuant to this Indenture, accounting terms not defined in this Indenture, or in any such certificate or other document, and accounting terms partly defined in this Indenture or in any such certificate or other document to the extent not defined, have the respective meanings given to them under Canadian generally accepted accounting principles. To the extent that the definitions of accounting terms in this Indenture, or in any such certificate or other document are inconsistent with the meanings of such terms under Canadian generally accepted accounting principles, the definitions contained in this Indenture, or in any such certificate or other document will prevail.

1.04 **Currency**

Unless expressly provided to the contrary in this Indenture or in any Debt Security, all monetary amounts in this Indenture or in such Debt Security refer to Canadian Dollars.

1.05 **Interpretation not Affected by Headings, etc.**

The division of this Indenture into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation hereof.

1.06 **Governing Law**

This Indenture and each Debt Security issued hereunder will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and will be treated in all respects as Ontario contracts and each of the Corporation, the Trustee and, by their acceptance of Debt Securities and the benefits of this Indenture, the Holders from time to time, attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario, except (a) that the exercise, performance or discharge by the U.S. Trustee of any of its rights, powers, duties or responsibilities hereunder will be construed in accordance with the laws of the State of New York and the federal laws of the United States of America applicable thereto and (b) that if any provision of this Indenture or any Debt Security issued hereunder limits, qualifies or conflicts with any duties imposed by Section 318(c) of the TIA, the imposed duties will control.

1.07 **Language**

The Corporation, the Trustee and, by their acceptance of Debt Securities and the benefits of this Indenture, the Holders from time to time acknowledge that this Indenture and all matters related hereto will be read, construed and enforced in the English language, and unless otherwise

specified herein, all notices, statements of account and other documents signed or permitted to be given or entered into pursuant hereto will be drawn up in the English language. The parties hereto expressly request and require that this Indenture and all related documents be drawn up in English. Les parties aux présentes convennient et exigent que cette entente et tous les documents qui s'y rattachent soient rédigés en langue anglais à la volanté expresse des parties.

1.08 **Day Not a Business Day**

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action will be required to be taken on or before the next succeeding day that is a Business Day.

1.09 **Acts of Holders**

(1) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing. Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may, alternatively, be embodied in and evidenced by the record of Holders voting in favour thereof, either in person or by proxies duly appointed in writing, at any meeting of Holders duly called and held in accordance with the provisions of Article 10, or a combination of such instruments and any such record. Except as herein otherwise expressly provided, such action will become effective when such requisite instrument or instruments or record are delivered to the Trustee and, where it is hereby expressly required, to the Corporation. Such instrument or instruments or record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "**Act of Holders**" or the "**Act**" of the Holders signing such instrument or instruments or voting in favour of such action, as the case may be. Proof of execution of any such instrument or of a writing appointing any such agent will be sufficient for any purpose of this Indenture and, subject to Section 8.01, conclusive in favour of the Trustee and the Corporation, if made in the manner provided in this Section 1.09.

(2) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by Applicable Law to take acknowledgements of deeds, certifying that the individual signing such instrument or writing acknowledged to such notary public or other officer the execution thereof. Where such execution is by a signer acting in a capacity, other than such signer's individual capacity, such certificate or affidavit will also constitute sufficient proof of such signer's authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any manner that the Trustee deems sufficient.

(3) If the Corporation or the Trustee solicits from the Holders any Act, the Corporation or the Trustee, as the case may be, may, at its option, fix in advance a record date for the determination of Holders of Debt Securities entitled to take such Act, but the Corporation or the Trustee, as the case may be, has no obligation to do so. Any such record date will be fixed at the Corporation's or the Trustee's discretion, as the case may be. If such a record date is

fixed, such Act may be sought or taken before or after the record date, but only the Holders of Debt Securities of record at the close of business on such record date will be deemed to be Holders of Debt Securities for the purpose of determining whether Holders of the requisite proportion of Debt Securities of such Series outstanding have authorized or agreed or consented to such Act, and for that purpose the Debt Securities of such Series outstanding will be computed as of such record date.

(4) Any Act of the Holder of any Debt Security will bind every future holder of the same Debt Security and the Holder of every Debt Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, suffered or omitted by the Trustee or the Corporation in reliance thereon, whether or not notation of such action is made upon such Debt Security.

1.10 **Interest Payments and Calculations**

(1) All interest payments to be made under this Indenture or any Debt Security will be paid without allowance or deduction for deemed re-investment or otherwise, both before and after Maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and, to the extent permitted by Applicable Law, interest will accrue on overdue interest at the same rate as is specified in respect of the principal.

(2) For the purposes of the *Interest Act* (Canada), if in this Indenture or in any Debt Security a rate of interest is or is to be calculated on the basis of a period that is less than a full calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by a fraction of which the numerator is the actual number of days in the calendar year for which such calculation is made and the denominator is the number of days in such period.

(3) The rates of interest stipulated in this Indenture or in any Debt Security will be calculated using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

(4) In calculating interest under this Indenture or under a Debt Security for any period, unless otherwise specifically stated, the first day of such period will be included and the last day of such period will be excluded.

1.11 **No Conflict with Supplemental Indentures**

The terms and provisions of a Supplemental Indenture for a Series may eliminate, modify, amend or add to any of the terms and provisions of this Trust Indenture, but solely as applied to such Series. The insertion of the phrase **"in any Supplemental Indenture"**, **"unless otherwise specified in the related Supplemental Indenture"** or similar phrases in this Trust Indenture, or the absence of any such phrase, will not limit the scope of or otherwise affect the preceding sentence or Section 2.02. For greater certainty, if a term or provision contained in this Trust Indenture conflicts or is inconsistent with a term or provision of a Supplemental Indenture for a Series, such Supplemental Indenture will govern with respect to such Series and, except as and to the extent provided in Section 11.02(2), the terms and provisions of such Supplemental

Indenture may eliminate, modify, amend or add to the terms and provisions of this Trust Indenture solely as applied to such Series.

1.12 **Successors and Assigns**

All covenants and agreements in this Indenture by the Corporation will bind its successors and assigns, whether expressed or not.

1.13 **Severability Clause**

If any provision in this Indenture or in the Debt Securities are invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

1.14 **Benefits of Indenture**

Nothing in this Indenture or in the Debt Securities, express or implied, will give to any Person, other than the parties hereto and their successors hereunder, any Paying Agent, any Other Series Agent, any Registrar, any Transfer Agent and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.15 **Unclaimed Debt Securities**

Subject to Applicable Law, all Debt Securities together with any interest thereon that remain unclaimed after a period of two calendar years from the date on which they are redeemed or mature will be forfeited and will revert to the Corporation.

1.16 **Shareholder, Directors and Officers Exempt from Individual Liability**

No recourse under or upon any obligation, covenant or agreement contained in this Indenture, or in any Debt Security, or because of any indebtedness evidenced thereby can be had against any past, present or future shareholder, director, officer or employee, as such, of the Corporation or of any successor, either directly or through the Corporation or any successor, under any Applicable Law or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of any Debt Security by the Holder thereof and as part of the consideration for the issue of such Debt Security.

1.17 **Schedules**

The following Schedule forms part of this Indenture:

Schedule A - Form of Guarantee

ARTICLE 2 - THE DEBT SECURITIES

2.01 CCAA Plan Securities

The aggregate principal amount of Debt Securities that may be issued under this Indenture is limited to the principal amount of Debt Securities issuable in connection with the CCAA Plan, including in respect of interest on Debt Securities (whether issued in connection with the CCAA Plan or in respect of interest). The aggregate principal amount of any Series that may be issued under this Indenture will be specified or determined in the manner provided for in the related Supplemental Indenture.

2.02 Principal Terms of a Series

The Debt Securities may be issued from time to time in one or more Series, subject to compliance with the provisions and conditions hereinafter set forth. Prior to the initial issuance of any Debt Securities of a Series, the Corporation will establish in or pursuant to a Certified Resolution and set forth in a Certificate of the Corporation and in one or more separate Supplemental Indentures, the principal terms of such Series (the "**Principal Terms**") which may include, but are not restricted to, the following:

(a) the name, title or designation of such Series (which will distinguish such Series from all other Series);

(b) the aggregate principal amount of such Debt Securities that may be issued (except for Debt Securities issued upon a transfer of, or in exchange for, or in lieu of, other Debt Securities of such Series) and the issue price of such Debt Securities (at par, at a discount or at a premium) or whether such Debt Securities will be issued on a non-fixed price basis;

(c) the date of issue and delivery and the date of Stated Maturity of such Debt Securities;

(d) the currency or currency unit of such Debt Securities and whether the Holder of any such Debt Security or the Corporation may elect the currency or currency unit in which payments on such Debt Security are to be made and, if so, the manner of such election;

(e) the denominations in which such Debt Securities may be issued;

(f) the manner of payment and the Place of Payment for such Debt Securities;

(g) whether such Debt Securities are to be interest-bearing and, if so, the rate of interest (which may be fixed or variable) per annum, the date from which interest on such Debt Securities will accrue, the Interest Payment Dates and the Regular Interest Record Dates (or the method of determining any of the foregoing);

(h) the right of the Corporation, if any, to extend the Interest Payment Dates, and the duration of any such extension, with respect to such Debt Securities;

(i) the right of the Corporation, if any, to repay, convert, redeem or purchase such Debt Securities and, in relation to any such right, the period within which, or the date on which, the price at which and the terms and conditions upon which, such Debt Securities are to be so repaid, converted, redeemed or purchased, in whole or in part, and where a Debt Security called for redemption is not paid upon surrender thereof for redemption, the rate of interest payable on the principal of and any premium, interest and other amounts on such Debt Security;

(j) the right of the Holders, if any, to cause the Corporation to repay, convert, redeem or purchase such Debt Securities and, in relation to any such right, the details of the obligation, if any, of the Corporation to repay, convert, redeem or purchase such Debt Securities and the period within which, or the date on which, the price at which, and the terms and conditions upon which, such Debt Securities are to be so repaid, converted, redeemed or purchased, in whole or in part, and where a Debt Security presented to the Corporation for redemption is not paid upon presentation thereof for redemption, the rate of interest payable on the principal of and any premium, interest and other amounts on such Debt Security;

(k) the definitive form of such Debt Securities, including the form of the certificate of or authentication of the Trustee relative thereto;

(l) whether such Debt Securities will be issued as either Definitive Debt Securities or Global Debt Securities or both, and the Depository for any such Global Debt Securities, the terms and conditions, if any, upon which any such Global Debt Securities may be exchanged, in whole or in part, for Definitive Debt Securities, and the manner in which any interest payable on such Global Debt Securities will be paid;

(m) any exchange on which such Debt Securities will be listed;

(n) the terms, if any, pursuant to which such Debt Securities are subject to defeasance;

(o) any special provisions for the payment of additional interest with respect to such Debt Securities;

(p) any additional covenants included for the benefit of Holders of such Debt Securities;

(q) the subordination provisions, if any, to be applicable to such Debt Securities;

(r) the terms and conditions, if any, pursuant to which such Debt Securities are to be guaranteed or secured;

(s) whether such Debt Securities will be convertible or exchangeable into any other securities of the Corporation or any other Person and, if so, the terms and conditions of conversion or exchange including the conversion or exchange price, the conversion or exchange period and any provisions pursuant to which the

number of securities of the Corporation or any such Person to be received by the Holders of such Debt Securities would be subject to adjustment;

(t) if the amount of principal of or any premium, interest or other amount on such Debt Securities may be satisfied by money or the issue of other securities of the Corporation or any other Person and the terms and conditions for payment thereof;

(u) whether a Registrar, Paying Agent, Certifying Agent, Authenticating Agent, Transfer Agent or Other Series Agent will be appointed for such Debt Securities and, if so, the identity of such Registrar, Paying Agent, Certifying Agent, Authenticating Agent, Transfer Agent or Other Series Agent;

(v) any provisions with respect to those definitions specified in Article 1, and those other provisions of this Indenture, that require or permit further specification in the related Supplemental Indenture;

(w) any additional terms and provisions with respect to, and any additional conditions, representations, covenants and Events of Default, if any, for, such Debt Securities;

(x) any modification or elimination of any of the definitions, representations, covenants, conditions, Events of Default or other terms and provisions of this Indenture to be applicable to such Debt Securities;

(y) any provisions granting special rights to Holders of such Debt Securities when a specified event occurs;

(z) any special tax implications of, or any special tax provisions, representations, agreements or indemnities relating to, such Debt Securities, including any provisions for withholding tax indemnities or gross-ups; and

(aa) any other provisions, requirements, conditions, indemnities, enhancements or other matters of any nature or kind whatsoever relating to such Debt Securities, including any terms that may be required by, or advisable under, any Applicable Law or any rules, procedures or requirements of any securities exchange on which any of such Debt Securities are, or are proposed to be, listed or of any over-the-counter market in which any of such Debt Securities are, or are proposed to be, traded or that may be advisable in connection with the marketing of such Debt Securities.

All Debt Securities of a particular Series will be subject to identical Principal Terms except that the issue date, the issue price and the amount of the first payment of interest may be different in respect of Debt Securities of such Series issued on different dates.

2.03 **Form of Definitive Debt Securities**

(1) The definitive form of a Debt Security, and the Trustee's certificate of authentication on such Debt Security, will be substantially as set forth in the related Supplemental Indenture. The forms of all Debt Securities may contain such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and the related Supplemental Indenture or by a Certified Resolution, and may have such letters, numbers or other marks of identification or designation and such legends or endorsements placed thereon as are required to conform to usage or to comply with any Applicable Law, or with the rules of any securities exchange on which any of such Debt Securities may be listed or any over-the-counter market on which any of such Debt Securities may be traded, or as the Corporation may determine to be necessary, appropriate or desirable for any other purpose.

(2) Subject to any Applicable Law, Debt Securities may be typewritten, printed, lithographed or engraved or otherwise produced, or be any combination of the foregoing, as the Corporation may determine, with the approval of the Trustee.

2.04 **Form of Interim Debt Securities**

(1) Pending the delivery of Definitive Debt Securities of a Series to the Trustee, there may be issued, in lieu of such Definitive Debt Securities, interim Debt Securities of such Series, in such forms and in such denominations and signed by the Corporation and certified by the Trustee in such manner as the Corporation may approve, entitling the Holders of such interim Debt Securities to Definitive Debt Securities of such Series when the same are ready for delivery; provided, however, that the aggregate unpaid principal amount of interim Debt Securities of a Series so created and certified will not exceed the aggregate unpaid principal amount of Debt Securities of such Series for the time being authorized. The provisions of Section 2.06 regarding certification or authentication by the Trustee will apply to interim Debt Securities.

(2) When issued, interim Debt Securities of a Series will, for all purposes, be deemed to be Debt Securities of such Series and, pending the exchange of such interim Debt Securities for Definitive Debt Securities of such Series, the Holders of such interim Debt Securities will be deemed to be Holders of Debt Securities of such Series and entitled to the benefit of this Indenture to the same extent and in the same manner as though such exchange had not been made and as if such Holders were originally issued Debt Securities.

(3) Immediately after the delivery of Definitive Debt Securities of a Series to the Trustee, the Corporation will call in for exchange all interim Debt Securities of such Series and immediately after such exchange, the Trustee will cancel the same. No charge will be made by the Corporation or the Trustee to the Holders of such interim Debt Securities for such exchange.

2.05 **Execution**

(1) The Debt Securities will be executed on behalf of the Corporation by any two of the chief executive officer, the president, any executive vice-president or senior vice-president or by any one of the aforesaid officers together with any one of the secretary, the treasurer, or any

assistant secretary or assistant treasurer of the Corporation. The Debt Securities may, but need not, be under the corporate seal of the Corporation or a reproduction thereof (which reproduction will for such purposes be deemed to be the corporate seal of the Corporation). The signature of any of these officers on the Debt Securities may be manual or facsimile. Debt Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation will bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Debt Securities.

(2) The Corporation will provide to the Trustee, the related Registrar or the related Paying Agent, as the case may be, a supply of certificates to evidence Debt Securities for each Series in such forms (including interim, or registered and global or definitive, as the case may be), in such amounts, bearing such distinguishing letters and numbers, and as at such times as are necessary to enable the Trustee, the related Registrar and the related Paying Agent to fulfil their respective responsibilities under this Indenture.

2.06 **Certification or Authentication by Trustee**

(1) At any time and from time to time after the execution and delivery of this Indenture, the Corporation may deliver Debt Securities executed on behalf of the Corporation to the Trustee for certification or authentication, pursuant to and together with an Order of the Corporation applicable thereto, evidence of compliance, in accordance with Section 13.05, and an Opinion of Counsel which states that:

(a) the form of such Debt Securities has been established by a Supplemental Indenture or by or pursuant to a resolution of the Board of Directors in accordance with and in conformity with the provisions of this Indenture;

(b) the terms of such Debt Securities have been established in accordance with and in conformity with the other provisions of this Indenture;

(c) such Debt Securities, when authenticated or certified and delivered by the Trustee and issued by the Corporation in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Corporation, enforceable in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting the enforcement of creditors' rights and to general equity principles; and

(d) all conditions precedent in respect of the issuance of the Debt Securities have been complied with.

(2) Upon receipt by the Trustee of the documentation in Section 2.06(1), the Trustee will certify or authenticate and deliver such Debt Securities in the manner specified in such Order of the Corporation.

(3) No Holder will be entitled to any right or benefit under this Indenture with respect to a Debt Security, and such Debt Security will not be valid or binding for any purpose, unless such Debt Security has been certified or authenticated, substantially in the form provided for in

the related Supplemental Indenture, by the Trustee, as evidenced by the manual signature of an authorized signing officer of the Trustee. Such certification upon any Debt Security will be conclusive evidence, and the only evidence, that such Debt Security has been issued under this Indenture and is a valid obligation of the Corporation and that the Holder is entitled to the benefit thereof.

(4) Debt Securities bearing the manual signature of an individual who was, at the time that such signature was affixed, an authorized signing officer of the Trustee, will be valid and binding on the Trustee notwithstanding that such individual ceased to be an authorized signing officer of the Trustee prior to the delivery of such Debt Securities.

(5) The certificate or authentication of the Trustee on the Debt Securities will not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Debt Securities (except for the due certification or authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Trustee will in no respect be liable or answerable for the use made of the Debt Securities or any of them or of the proceeds thereof.

2.07 **Record of Payments**

(1) If acting as a Paying Agent in respect of any Debt Securities, the Canadian Trustee (or, if the Corporation so directs, the U.S. Trustee) will maintain accounts and records evidencing each payment of principal of and premium and interest on Debt Securities, which accounts and records will constitute, in the absence of manifest error, *prima facie* evidence thereof.

(2) None of the Corporation, the Trustee, any Registrar or any Paying Agent will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debt Security or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

(3) The Corporation appoints the office of BNY Trust Company of Canada in the City of Toronto at the address set out in Section 13.01 as Registrar and as Transfer Agent and Paying Agent.

2.08 **Registration of Exchanges and Transfers**

(1) Debt Securities of a Series may be exchanged for one or more Debt Securities of the same Series in an equal aggregate principal amount and having the same Principal Terms upon surrender of the Debt Securities to be exchanged at the specified Office of the Registrar; provided, however, that each Debt Security issued in exchange for such original Debt Security will have a principal amount in an authorized denomination as provided for in the related Supplemental Indenture.

(2) Subject to the provisions of Section 2.14, when Debt Securities of the same Series are presented to the Transfer Agent or Registrar with a request to register the transfer of such Debt Securities, the Transfer Agent or Registrar will register the transfer as requested if its requirements for such transaction are met; provided, however, that the Debt Securities

surrendered for transfer will be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Transfer Agent or Registrar, duly executed by the Holder thereof or his or her attorney duly authorized in writing. To permit registrations of transfers, the Corporation will execute and the Trustee, Transfer Agent or Registrar will certify or authenticate Debt Securities.

(3) Notwithstanding anything contained in this Section, the Registrar and Transfer Agent will not be required to register the exchange or transfer of any Debt Security during the period of 15 Business Days preceding the date for any payment with respect to such Debt Security, including the date on which such Debt Security is to be redeemed, if applicable.

(4) The Registrar, Transfer Agent, the Trustee and the Corporation will not be required to (a) execute for delivery, register the transfer of or exchange Debt Securities of any particular Series during the 15 Business Day period before the day of the mailing of a notice of redemption of Debt Securities of such Series selected for redemption under Section 3.01, beginning at the open of business on the first Business Day of such period and ending at the close of business on the last day of such period; or (b) register the transfer of or exchange any Debt Security so selected for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part.

(5) The Registrar and the Trustee will be reimbursed by the Corporation for any stamp taxes or governmental charges required to be paid and will be paid a reasonable charge for their services and a reasonable sum per Debt Security created and issued upon any exchange or transfer of Debt Securities effected by them, other than an exchange of interim Debt Securities for permanent Debt Securities. Payment of such charges or sums will be made by the Person requesting the exchange or transfer as a condition precedent to such exchange or transfer.

2.09 **No Duty to Monitor**

The Trustee has no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under Applicable Law with respect to any transfer of any interest in any Debt Security (including any transfers between or among Participants or beneficial owners of interests in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

2.10 **Persons Entitled to Payment**

(1) Prior to due presentment for registration of transfer of any Debt Security, the Corporation, the Trustee, the related Registrar, the related Paying Agent, the related Transfer Agent and any other Person may treat the Person in whose name any Debt Security is registered in the applicable register (including in the case of a Global Debt Security, the related Depository or the nominee of such Depository in whose name such Global Debt Security is registered) as the absolute and sole owner of such Debt Security for all purposes including receiving payment of the principal of and any premium, interest or other amount on such Debt Security, receiving any notice to be given to the Holder of such Debt Security, and taking any Act of Holders with

respect to such Debt Security, whether or not any payment with respect to such Debt Security is overdue, and none of the Corporation, the Trustee, the related Registrar, the related Paying Agent, the related Transfer Agent or any other Person will be affected by notice to the contrary.

(2) Delivery of a Debt Security to the Trustee, the related Registrar or the related Paying Agent by or on behalf of the Holder thereof will, upon payment of such Debt Security, be a good discharge to the Corporation of all obligations evidenced by such Debt Security. None of the Corporation, the Trustee, the related Registrar, the related Paying Agent or any other Person will be bound to inquire into the title of any such Holder nor will the Corporation, the Trustee, the related Registrar, the related Paying Agent or any other Person be bound to see to the execution of any trust affecting the ownership of any Debt Security or be affected by notice of any equity that may be subsisting in respect of any Debt Security.

(3) In the case of the death of one or more joint registered Holders of a Debt Security, the principal of, and any premium, interest and other amounts payable on such Debt Security may be paid to the survivor or survivors of such registered Holders whose receipt of such payment, accompanied by the delivery of such Debt Security, will constitute a valid discharge to the Corporation, the Trustee, the related Registrar, and the related Paying Agent.

2.11 Cancellation of Debt Securities

(1) All Debt Securities surrendered for payment of the final amount required to be paid thereon or that have been redeemed by the Corporation as contemplated by Section 3.01, or that have been surrendered to the Trustee for registration of exchange or transfer, will be promptly cancelled by the Trustee, and if surrendered to the related Registrar or the related Paying Agent, will be delivered by it to the Trustee for cancellation and will be cancelled by the Trustee on receipt.

(2) The Corporation may, in its discretion at any time, deliver to the Trustee for cancellation any Debt Securities that the Corporation has purchased as provided for in this Indenture, and all such Debt Securities so delivered will be cancelled by the Trustee.

(3) All Debt Securities that have been cancelled by the Trustee will be destroyed or disposed of by the Trustee in accordance with its standard practices, and the Trustee will furnish upon request to the Corporation, the related Registrar and the related Paying Agent a certificate setting forth the numbers and denominations of the Debt Securities so destroyed or disposed of.

2.12 Mutilated, Lost, Stolen or Destroyed Debt Securities

(1) If any Debt Security has been mutilated or defaced or has or has been alleged to have been lost, stolen or destroyed, then, on application by the applicable Holder to the related Registrar (in such capacity a "**Replacement Agent**"), the Corporation will execute, and upon such execution the Trustee will certify and deliver, a new Debt Security of the same Series, date and the same Principal Terms as the mutilated, defaced, lost, stolen or destroyed Debt Security in exchange for and in place of the mutilated or defaced Debt Security, and in lieu of and in substitution for the lost, stolen or destroyed Debt Security. Notwithstanding the foregoing, no Debt Security will be delivered as a replacement for any Debt Security that has been mutilated or defaced otherwise than upon surrender of the mutilated or defaced Debt Security, and no Debt

Security will be delivered as a replacement for any Debt Security which has been lost, stolen or destroyed unless the applicant for the replacement Debt Security has furnished to the Corporation and the Trustee evidence, satisfactory in form and substance to the Corporation and the Trustee, of its ownership of, and of such loss, theft or destruction of, such Debt Security and has provided such security or indemnity (including an indemnity bond if so required) to the Corporation, the Trustee, the related Registrar and the related Paying Agent in amount, form and substance satisfactory to each of them. Any instructions by the Corporation to a Replacement Agent under this Section will include such indemnity for the protection of such Replacement Agent as such Replacement Agent may reasonably require.

(2) If any mutilated, defaced, lost, stolen or destroyed Debt Security has become or is about to become due and payable, the Corporation, in its discretion, may, instead of executing a replacement Debt Security, pay to the Holder thereof the full amount outstanding on such mutilated, defaced, lost, stolen or destroyed Debt Security.

(3) Upon the issuance of a replacement Debt Security, the Corporation may require the applicant for such replacement Debt Security to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in relation to such issuance and any other expenses (including the fees and expenses of the Trustee, the related Registrar, the related Paying Agent and the Corporation) connected with such issuance.

(4) Each replacement Debt Security will bear a unique serial number and be in a form otherwise identical to the Debt Security it replaces and will be entitled to the benefits of this Indenture to the same extent and in the same manner as the Debt Security it replaces.

(5) The Replacement Agent will promptly deliver to the Trustee for cancellation each mutilated or defaced Debt Security surrendered to it and in respect of which a replacement Debt Security has been delivered or money has been paid.

(6) Unless the Corporation instructs otherwise, the Trustee will, in accordance with its practice, destroy each mutilated or defaced Debt Security surrendered to and cancelled by it and in respect of which a replacement Debt Security has been delivered or money or securities has been paid and will, as soon as reasonably practicable, upon request furnish to the Corporation, the related Registrar and the related Paying Agent a certificate as to such destruction specifying in numerical sequence the serial numbers of the Debt Securities so destroyed.

2.13 **Access to Lists of Holders**

(1) The U.S. Trustee will preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders of the Debt Securities of a Series and will otherwise comply with TIA Section 312(a). If the U.S. Trustee is not the Registrar, the Corporation must furnish to the U.S. Trustee, in writing no later than each Regular Interest Record Date for each Series and at such other times as the U.S. Trustee may request in writing a list in such form and as of such Record Date or other date as the U.S. Trustee may reasonably require of the names and addresses of Holders, including the aggregate principal amount of Debt Securities held by each Holder. If the Canadian Trustee is not the Registrar, the

Corporation must furnish to the Canadian Trustee, in writing at such times as the Canadian Trustee may request in writing such information reasonably required by the Trustee to comply with its duties under Section 85(1) of the *Canada Business Corporations Act.*

(2) Holders may communicate pursuant to TIA Section 312(b) with other Holders with respect to their rights under this Indenture or any Debt Security. The Corporation, the Trustee, the related Registrar and anyone else will have the protection of TIA Section 312(c).

2.14 **Global Debt Securities**

(1) The Corporation, at its option, may at any time and from time to time require that any or all Debt Securities of a Series be represented in the form of a Global Debt Security held by or on behalf of the related Depository as custodian of such Global Debt Security. If the Corporation requires that the Debt Securities of a particular Series are to be issued as a Global Debt Security, then the Corporation will execute, and the Trustee or the Certifying Agent or the Authenticating Agent, as the case may be, will certify and deliver, one or more Global Debt Securities that (a) will represent, and will be denominated in an amount equal to the aggregate principal amount of, the Debt Securities of such Series, (b) if in registered form, will be registered in the name of the related Depository or its nominee, (c) will be delivered or caused to be delivered by the Trustee to the related Depository or pursuant to the related Depository's instruction, and (d) will bear a legend which may be in the form provided by the Depository, substantially to the effect that except as otherwise provided in the Indenture, the Global Debt Security may be transferred, in whole but not in part, only to another nominee of the Depository or to a successor Depository or to a nominee of such successor Depository. Any endorsement of a Global Debt Security to reflect the principal amount, or any increase or decrease in the principal amount, of the Debt Securities represented by such Global Debt Security will be made by the Trustee, the related Registrar or the related Paying Agent, as the case may be, in such manner and upon instructions given by such Person as is specified in such Global Debt Security or in an Order of the Corporation.

(2) It is expressly acknowledged that any registrations of beneficial ownership, and transfers of beneficial ownership, of Debt Securities represented by Global Debt Securities will be made only through the applicable Book-Based System. The rights of a holder of any interest in a Debt Security represented by a Global Debt Security (including the right to receive a certificate or other instrument evidencing an ownership interest in such Debt Security) will be limited to those rights established by Applicable Law and by agreements between the related Depository and its applicable Participant and between such Participant and the holder of such interest. Accordingly, none of the Corporation, the Trustee, the related Registrar, the related Paying Agent or any agent of any such Person will be under any obligation to deliver to the holder of such interest, nor will such holder have any right to require the delivery of, a certificate evidencing any Debt Security (or interest therein) represented by a Global Debt Security.

(3) If:

(a) required to do so by Applicable Law;

(b) the applicable Book-Based System ceases to exist;

(c) at any time a Depository notifies the Corporation or the Corporation otherwise determines that the applicable Depository is no longer willing or able to discharge properly its responsibilities as Depository or if at any time such Depository is no longer registered or in good standing under any Applicable Law or be qualified as a Clearing Agency under any Applicable Securities Law, in each case as required in order to fulfil its duties and obligations as Depository of that Series and the Corporation is unable to locate a qualified successor within 90 days or such longer period as agreed to by the Trustee;

(d) the Corporation at its option elects to terminate the applicable Book-Based System for any reason (including if the Corporation considers it impracticable or inefficient to effect any distribution of the applicable Debt Securities through the applicable Book-Based System or through the facilities of the applicable Depository); or

(e) after the occurrence and during the continuance of an Event of Default, Holders of Debt Securities of the applicable Series determine (by an instrument in writing signed in one or more counterparts by Holders or Participants for such Holders representing beneficial interests aggregating over 51% in principal amount of Debt Securities of that Series then outstanding and delivered to the Corporation, the Trustee and the Depository) that the continuation of the holding of Debt Securities of that Series in the Book-Based System is no longer in the best interests of the Holders thereof;

the Corporation will cause Debt Securities represented by a Global Debt Security to be issued in definitive form to holders other than the applicable Depository and its nominees and to allow transfers of such Debt Securities other than within the applicable Book-Based System and to allow any payments or distributions required to be made under this Indenture with respect to such Debt Securities to be made other than to the related Depository or to be distributed other than through the applicable Book-Based System. In addition, the Corporation has the right to appoint one or more sub-custodians in the event that the Corporation determines that it is impractical for the related Depository to act as custodian for any Debt Securities that are, and which are permitted to be, beneficially owned by non-residents of Canada.

(4) Notwithstanding Section 2.08, a Global Debt Security may be transferred, in whole but not in part and in the manner provided in Section 2.08, only to another nominee of the Depository for the applicable Series, or to a successor Depository for the applicable Series selected or approved by the Corporation or to a nominee of such successor Depository.

(5) In the event that the use of the Book-Based System is terminated in accordance with Section 2.14(3), then the Trustee, upon receipt of an Order of the Corporation so requesting, will certify or authenticate and deliver Definitive Debt Securities of such Series in authorized denominations, and in an aggregate principal amount equal to the principal amount of the Global Debt Securities of such Series in exchange for such Global Debt Securities. Upon the exchange of the Global Debt Securities of a Series for Definitive Debt Securities of such Series, such Global Debt Securities will be cancelled by the Trustee. Such Definitive Debt Securities will be registered in such names and in such authorized denominations as the related Depository,

pursuant to instructions from its Participants or otherwise, will notify to the Trustee or the related Registrar, as the case may be. The Trustee will deliver such Definitive Debt Securities to the related Depository for delivery to the Persons in whose names such Debt Securities have been so registered.

ARTICLE 3 - REDEMPTIONS AND PURCHASES

3.01 **Redemption**

Debt Securities that are redeemable before their Stated Maturity will be redeemable in accordance with their Principal Terms and, except as otherwise specified in the Principal Terms, in accordance with the following provisions:

(a) Election to Redeem; Notice to Trustee, Registrar and Paying Agent. If the Corporation elects to redeem less than all of the Debt Securities of a Series, the Corporation will, at least 15 days prior to the date determined by the Corporation for the giving of notice of redemption to the Holders of the Debt Securities to be redeemed (unless a shorter notice is satisfactory to the Trustee, the related Registrar and the related Paying Agent), notify the Trustee, the related Registrar and the related Paying Agent of the Redemption Date and of the principal amount of such Series to be redeemed.

(b) Selection of Debt Securities to Be Redeemed.

(i) If less than all the Debt Securities of any Series are to be redeemed, the particular Debt Securities to be redeemed will be selected by the Trustee from the outstanding Debt Securities of such Series not previously called for redemption, on a pro rata aggregate basis or by such other method as the Trustee deems equitable.

(ii) The Trustee will upon request notify the Corporation in writing of the Debt Securities selected for redemption and, in the case of any Debt Securities selected for partial redemption, the principal amount thereof to be redeemed.

(iii) For all purposes of this Indenture, unless the context otherwise requires, all provisions related to the redemption of Debt Securities will relate, in the case of any Debt Security redeemed or to be redeemed only in part, to the portion of the principal amount of such Debt Security that has been or is to be redeemed.

(c) Notice of Redemption.

(i) Notice of redemption will be given not less than 30 or more than 60 days prior to the Redemption Date to the Holders of the Debt Securities to be redeemed.

(ii) All notices of redemption will state: (A) the Redemption Date; (B) the Redemption Price; (C) if less than all of the applicable Series is to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Debt Securities to be redeemed; (D) that on the Redemption Date the Redemption Price of each such Debt Security (or part thereof) to be redeemed will become due and payable, and, unless the Corporation defaults in making the redemption payment, that interest on such Debt Security (or part thereof to be redeemed) will cease to accrue on and after such date; (E) the Place of Payment where such Debt Securities, maturing on or after the Redemption Date, are to be surrendered; (F) any other matter that the Trustee, the related Registrar or the related Paying Agent reasonably requests in connection with such redemption; and (G) in the case of Debt Securities in the Book-Based System, that the redemption will take place in such manner as may be agreed by the Depository, the Trustee and the Corporation.

(iii) Notice of redemption of Debt Securities to be redeemed at the election of the Corporation will be given by the Corporation or, at the Corporation's request, by the Trustee, the related Registrar or the related Paying Agent in the name and at the expense of the Corporation.

(d) Deposit of Redemption Price. On or prior to the Redemption Date, the Corporation will deposit with the Paying Agent, an amount of money sufficient to pay the Redemption Price of and (except as provided in Section 3.01(e)(i) below) accrued interest on, all the Debt Securities (or parts thereof) that are to be redeemed on such date.

(e) Debt Securities Payable on Redemption Date.

(i) If notice of redemption has been given as provided herein, the Debt Securities (or parts thereof) that are to be redeemed will become due and payable on the Redemption Date, at the Redemption Price specified in such notice, in the same manner and with the same effect as if such date was the Stated Maturity specified in such Debt Securities, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the money necessary to redeem such Debt Securities has been deposited as provided in Section 3.01(d) and affidavits or other proof satisfactory to the Trustee as to the publication or mailing of such notice as have been lodged with the Trustee, such Debt Securities will not be considered as outstanding hereunder. From and after such Redemption Date (unless the Corporation defaults in the payment of the Redemption Price or any accrued interest) such Debt Securities (or parts thereof) will cease to bear interest. Upon surrender of any Debt Security for redemption in accordance with a notice of redemption, the Redemption Price of such Debt Security will be paid by the Paying Agent together with accrued interest to the Redemption Date, provided that instalments of interest on Debt Securities, where the Redemption Date is subsequent to a

Regular Interest Record Date but prior to the related Interest Payment Date, will be payable to the Holders thereof registered as such on the applicable Regular Interest Record Dates for such instalments.

(ii) If a Debt Security called for redemption is not paid upon surrender of such Debt Security for redemption, the principal of and any premium, interest and other amounts on such Debt Security will, until paid, bear interest from the Redemption Date at the rate or rates prescribed therefor in the related Supplemental Indenture.

(f) Debt Security Redeemed in Part. Any Debt Security that is to be redeemed only in part will be surrendered to the Paying Agent, with, if such Person so requires, due endorsement by, or a written instrument of transfer in form satisfactory to such Person duly executed by, the Holder or the Holder's attorney duly authorized in writing, and the Corporation will execute, and the Trustee will certify or authenticate and deliver to such Holder without charge, a new Debt Security or Debt Securities of the same Series, of any authorized denomination as requested by such Holder in an aggregate principal amount equal to, and having the same Principal Terms as, and in exchange for, the unredeemed portion of the Debt Security so surrendered.

3.02 **Purchase of Debt Securities**

(1) The Corporation has the right at any time and from time to time to purchase Debt Securities in the market or by tender or by private contract, at any price that is agreed upon between the Corporation and the applicable Holders.

(2) Upon an invitation for tenders, if more Debt Securities of the applicable Series are tendered, at the same lowest price, than the Corporation is prepared to accept, the Debt Securities to be purchased by the Corporation will be selected by the Trustee in such manner (which may include random selection by computer) as the Canadian Trustee deems appropriate, from the Debt Securities tendered at such price. For this purpose, the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debt Securities may be so selected, and regulations so made will be valid and binding upon all Holders notwithstanding the fact that, as a result of such regulations, any Debt Security becomes subject to purchase in part only. The Holder of any Debt Security of which part only is purchased will be entitled to receive, upon surrender of such Debt Security, without cost to such Holder, one or more new Debt Securities for the unpurchased part so surrendered, and the Corporation will execute, and the Trustee will certify or authenticate and deliver, such new Debt Securities upon receipt of the Debt Security so surrendered.

(3) Subject to the provisions as to Debt Securities redeemed in part, all Debt Securities purchased under the provisions of this Section 3.02 will be forthwith delivered to and cancelled by the Trustee and no Debt Securities will be issued in substitution therefor.

ARTICLE 4 - PAYMENTS, PRIORITY ARRANGEMENTS

4.01 Provisions for Payment

The principal of and any premium, interest and other amounts on a Series will be payable in the currency specified in the related Supplemental Indenture for such Series at the Place of Payment for such Series against surrender of the Debt Securities of such Series at the Office of the Paying Agent in such Place of Payment. If no currency is specified in the related Supplemental Indenture, amounts payable with respect to such Series will be payable in Canadian Dollars. Each Series will bear interest, if any, payable on the Interest Payment Dates and at the rate specified in, or determined in the manner provided in, the related Supplemental Indenture. Each Debt Security will be dated its issue date or, if agreed upon by the Corporation and the Trustee, the date of its certification or authentication by the Trustee.

4.02 Interest Payments

(1) Interest payable on a Debt Security on an Interest Payment Date will be paid to the Holder thereof as at the close of business on the Regular Interest Record Date for such Interest Payment Date. Upon payment by the Corporation of the additional fees and expenses of the Trustee, the related Registrar or the related Paying Agent, as the case may be, with respect thereto, payment of interest on a Debt Security may be made by wire transfer to an account maintained with a bank in Canada designated in writing at least 15 days prior to the applicable Interest Payment Date by a Holder of such Series from time to time. In addition, at the option of the Corporation, payment of interest on a Debt Security may be made by cheque mailed not later than five days prior to the applicable Interest Payment Date to the address of the Person entitled to such payment as the address appearing in the relevant register. The forwarding of such cheque will satisfy and discharge the liability for the interest on such Debt Securities to the extent of the sum represented thereby (plus the amount of any tax deducted or withheld, if any) unless such cheque is not paid on presentation at any of the places at which such interest is payable. In the event of the non-receipt of such cheque by the applicable Holder of Debt Securities or the loss, theft or destruction thereof, the Corporation, upon being furnished with evidence of such non-receipt, loss, theft or destruction and indemnity reasonably satisfactory to it, will issue or cause to be issued to such Holder of Debt Securities a replacement cheque for the amount of such cheque.

(2) Notwithstanding anything contained in this Indenture to the contrary, the Corporation may enter into an agreement with the Holder of a Debt Security or with the Person for whom such holder is acting as nominee providing for the payment, without presentation or surrender of the Debt Security or notation of payment thereon, to such holder of the principal sum of, any premium and interest on such Debt Security and all other money or securities payable hereunder at a place, and by electronic funds transfer on or in such other manner, other than the places or the manner specified in this Indenture and in such Debt Security as the places and the manner for such payment. The Corporation will furnish to the Trustee a Certificate of the Corporation setting forth the details of such agreement. Any payment of the principal of, any premium and interest on any such Debt Security and other money payable hereunder at such other place or in such other manner pursuant to such agreement will, notwithstanding any other

provision of this Indenture or the Debt Security, be valid and binding on the Corporation, the Trustee and all holders of Debt Securities.

(3) If a Debt Security or a portion thereof is called or presented to the Corporation for redemption and the Redemption Date is subsequent to a Regular Interest Record Date but prior to the related Interest Payment Date, interest on such Debt Security will be paid upon presentation and surrender of such Debt Security as provided in Section 3.01(e).

(4) Interest on any Series that is not paid on or within three Business Days following the applicable Interest Payment Date (such unpaid interest, together with interest thereon as provided in Section 5.01, collectively "**Default Interest**") will be paid in accordance with the following:

(a) The Corporation may elect to pay the Default Interest to the Holders of such Series as at the close of business on a Special Interest Record Date for the payment of the Default Interest, which will be fixed in the following manner. The Corporation will notify the Trustee in writing of the amount of Default Interest proposed to be paid and the date of the proposed payment, and at the same time the Corporation will deposit with the Trustee an amount of money equal to the amount of the Default Interest proposed to be paid, or will make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, and such money when deposited will be held in trust for the benefit of the Persons entitled thereto. The Trustee will then fix a special record date on a Business Day (a "**Special Interest Record Date**") for the payment of the Default Interest, which will be not less than 10 days and not more than 15 days prior to the proposed payment date and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee will cause notice of the proposed payment of Default Interest and the Special Interest Record Date to be given to the Holders of such Series not less than 10 days prior to such Special Interest Record Date. Default Interest will be paid to such Holders as at the close of business on such Special Interest Record Date and will not be payable pursuant to Section 4.02(4)(b).

(b) The Corporation may pay Default Interest on any Series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Series is listed or any over-the-counter market in which such Series is traded, and upon such notice as may be required by such exchange or market, if, after notice given by the Corporation to the Trustee of the proposed payment pursuant to this Section 4.02(4), such manner of payment will be deemed practicable by the Trustee.

(c) This Section 4.02(4) will not have any effect in determining if there is an Event of Default under Section 7.01.

(5) Subject to the foregoing provisions of this Section, each Debt Security delivered upon the transfer of or in exchange for or in lieu of any other Debt Security will carry the rights to interest accrued and unpaid, and to accrue, that was carried by such other Debt Security.

4.03 **Currency Indemnity**

The Corporation will make payments relative to each Debt Security in the currency in which such Debt Security is denominated (the "**Original Currency**"). If the Corporation makes a payment relative to a Debt Security (whether to the Trustee, the related Registrar, the related Paying Agent or the applicable Holder) in a currency (the "**Other Currency**") other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of the Corporation in respect of such Debt Security only to the extent of the amount of the Original Currency which the recipient of such payment purchases, in accordance with its normal practice, with the amount of the Other Currency received. If the amount of the Original Currency which the recipient is able to purchase in accordance with normal banking procedures is less than the amount of the Original Currency due, the Corporation will indemnify and save harmless the Trustee, the related Registrar, the related Paying Agent and the applicable Holder from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Indenture, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Trustee, the related Registrar, the related Paying Agent or the applicable Holder, and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due under this Indenture.

4.04 **Ranking of Debt Securities**

(1) All Debt Securities of a Series will rank *pari passu* and ratably with all other Debt Securities of such Series, and will share all collateral security, if any, delivered to the Trustee or any Person on its behalf with respect to such Series equally and ratably, except as provided in the Supplemental Indenture related to such Series.

(2) Each Holder by accepting a Debt Security irrevocably authorizes and directs the Trustee on its behalf to take such action (including the execution and delivery of documents of subordination of payment and of any such collateral security) at the request of the Corporation as may be necessary or appropriate with the Trustee relying on the advice of Counsel to further assure the priority arrangements provided for in this Indenture and the Secured Note Loan Documents with respect to any Series, including regarding application of payments, the provision of security, the entering into of intercreditor arrangements and the effecting of subordination arrangements including in connection with any Refinancing Indebtedness, and each Holder appoints the Trustee as its agent for any and all such purposes.

(3) A Holder may at any time extend any time of payment applicable to its Debt Securities or waive any Event of Default applicable to such Debt Securities, without notice to or consent from any creditor of the Corporation (including any other Holder) which is subordinate in right of payment to such Holder.

ARTICLE 5 - COVENANTS OF THE CORPORATION

5.01 Payment of Principal, Premium and Interest

The Corporation covenants and agrees with the Trustee and for the benefit of the Holders of each Series of Debt Securities that it will duly and punctually pay the principal of (and premium, if any) and interest on the Debt Securities of such Series in accordance with their terms and this Indenture. Principal (and premium, if any) or interest payable with respect to any Debt Securities will be considered paid on the date due if the Paying Agent holds on that date money or securities or both sufficient to pay all principal (and premium, if any) and interest then due. Notwithstanding any other term of this Indenture, the Corporation will pay, to the extent such payments are lawful, interest in cash on overdue principal and it shall pay interest in cash on overdue interest (without regard to any applicable grace periods) from time to time on demand at the rate borne by the Debt Securities plus 2% per annum.

5.02 Maintenance of Office or Agency

(1) The Corporation will maintain or cause the related Registrar or the related Paying Agent, as the case may be, to maintain an Office or Agency at each Place of Payment for any Series where Debt Securities of such Series may be presented or surrendered for payment, or for registration of transfer or exchange, and where notices and demands to or upon the Corporation in respect of such Debt Securities and this Indenture may be served. The Corporation will give prompt written notice to the Trustee of the location, and any change in the location, of any such Office or Agency. If at any time the Corporation fails to maintain such required Office or Agency or fails to furnish to the Trustee the address of any such Office or Agency, such presentations, surrenders, registrations, notices and demands may be made or served at the principal corporate trust office of the Canadian Trustee in Toronto, Ontario, unless in respect of a presentation or surrender for payment, or a registration of transfer or exchange in which case such presentation or surrender or registration will be made or served at the security transfer department of the Canadian Trustee in Toronto, Ontario, and the Corporation hereby appoints the Canadian Trustee as its agent to receive all such presentations, surrenders, notices, registrations and demands.

(2) The Corporation may from time to time designate one or more other Offices or Agencies (in or outside of such Place of Payment) where the Debt Securities of such Series may be presented or surrendered for any or all of such purposes, and may from time to time rescind such designations; provided, however, that no such designation or rescission will in any manner relieve the Corporation of its obligation to maintain, or cause the related Registrar or the related Paying Agent, as the case may be, to maintain for such purposes an Office or Agency in each Place of Payment for such Series. The Corporation will give prompt written notice to the Trustee of any such designation and any change in the location of any such other Office or Agency.

5.03 Money for Debt Securities Payments to Be Held in Trust

(1) Whenever the Corporation has one or more Paying Agents with respect to any Series of Debt Securities, it will, prior to each due date for payment of the principal of (and

premium, if any) or interest on any Debt Securities of such Series, deposit with a Paying Agent an amount sufficient to pay the principal (and premium, if any) or interest so becoming due, such amount to be held in trust by such Paying Agent for the benefit of the Persons entitled to such principal, premium or interest, and (unless such Paying Agent is the Trustee) the Corporation will promptly notify the Trustee of its action or failure so to act.

(2) The Corporation will cause each Paying Agent with respect to any Series of Debt Securities, other than the Trustee, to execute and deliver to the Trustee an instrument in which such Paying Agent agrees, subject to the provisions of this Section, that such Paying Agent will:

(a) hold all amounts held by it for the payment of the principal of (and premium, if any) or interest on Debt Securities of such Series in trust for the benefit of the Persons entitled thereto until such amounts are paid to such Persons or otherwise disposed of as herein provided;

(b) give the Trustee written notice of any default by the Corporation (or any other obligor upon the Debt Securities of such Series) in the making of any payment of principal of (and premium, if any) or interest on the Debt Securities of such Series; and

(c) at any time during the continuance of any such default, upon the written request of the Trustee, forthwith deliver to the Trustee all amounts so held in trust by such Paying Agent.

(3) The Corporation may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by request of the Corporation direct any Paying Agent to deliver, to the Trustee all amounts held in trust by the Corporation or such Paying Agent, such amounts to be held by the Trustee upon the same trusts as those upon which such amounts were held by the Corporation or such Paying Agent; and upon such payment by any Paying Agent to the Trustee, such Paying Agent will be released from all further liability with respect to such amounts.

(4) Any amounts deposited with the Trustee or any Paying Agent, or then held by the Corporation, in trust for the payment of the principal of (and premium, if any) or interest on any Debt Security of any Series and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable will to the extent permitted by Applicable Law be delivered to the Corporation on Request of the Corporation, or (if then held by the Corporation) will be discharged from such trust; and the Holder of such Debt Security will thereafter, as an unsecured general creditor, look only to the Corporation for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust property, and all liability of the Corporation as trustee thereof, will thereupon cease.

5.04 **Corporate Existence; Books of Account; Annual Filing; Compliance Certificate, etc.**

(1) The Corporation covenants and agrees with the Trustee for the benefit of each Holder that:

(a) it will (and will cause each Restricted Subsidiary to), subject to the provisions of Section 9.01 do or cause to be done all necessary things to preserve and keep in full force and effect its corporate existence or limited partnership existence and its rights and franchises;

(b) it will keep or cause to be kept by each Restricted Subsidiary proper books of account in accordance with Canadian generally accepted accounting principles;

(c) it will, on or before June 1, in each year and at any other reasonable time if requested by the Trustee, furnish to the Trustee a Certificate of the Corporation stating that the Corporation and each Restricted Subsidiary has complied with all covenants, conditions and other requirements contained in the Secured Note Loan Documents, non-compliance with which would, with the giving of notice, lapse of time, or otherwise, constitute an Event of Default hereunder or, if such is not the case, specifying the covenant, condition or other requirement that has not been complied with and giving particulars of such non-compliance and its current status and the action, if any, the Corporation has taken or proposes to take with respect thereto to eliminate such circumstance and remedy such Event of Default, as the case may be; and

(d) it will promptly notify the Trustee in writing upon becoming aware of the occurrence of any Default or Event of Default and provide the Trustee with a Certificate of the Corporation specifying the Default or Event of Default, its current status and the action, if any the Corporation has taken or proposes to take with respect thereto to remedy the Default or Event of Default.

(2) So long as any Debt Securities are outstanding:

(a) if the Corporation is subject to the reporting requirements under the securities laws of one or more provinces or territories of Canada and is required to file information with one or more securities commissions in Canada (the "**Canadian Commissions**"), the Corporation will make such filings and furnish to the Canadian Trustee and the Holders of the Debt Securities to the extent not otherwise generally available on the Canadian System for Electronic Document Analysis and Retrieval ("**SEDAR**"), as promptly as is reasonably practicable after such information has been filed:

(i) all quarterly and annual financial information that the Corporation would be required to file with such Canadian Commissions as if it was a reporting issuer under the securities laws of the Province of Ontario, including in each case a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Corporation's independent chartered accountants (who will be a firm of established national reputation); and

(ii) all material change reports and other current reports that the Corporation would be required to file with the Canadian Commissions as if it was a reporting issuer under the securities laws of the Province of Ontario;

(b) if the Corporation is not subject to the reporting requirements under the securities laws of any province or territory of Canada or is otherwise not required to file information with one or more Canadian Commissions, the Corporation will furnish, as promptly as is reasonably practicable after it is available, to the Canadian Trustee and the Holders of Debt Securities to the extent not otherwise generally available on SEDAR, a copy of all of the financial information and reports referred to in Section 5.04(2)(a) above; and

(c) the Corporation will, and will cause the Guarantors to the extent required to, comply with Section 314(a) of the TIA to the extent such compliance is not otherwise provided for in this Section 5.04.

(3) If the Debt Securities of any Series are to be secured by a mortgage or pledge of property, the Corporation will, and will cause the Guarantors to the extent required to, comply with Section 314(b) and Section 314(d) of the TIA. Notwithstanding anything to the contrary in this Section 5.04(3), neither the Corporation nor any Guarantor will be required to comply with all or any portion of Section 314(d) of the TIA if the Corporation determines, in good faith based on advice of Counsel, that, under the terms of Section 314(d) of the TIA and/or any interpretation or guidance as to the meaning thereof of the U.S. Securities and Exchange Commission or its staff, including publicly available "no action" letters or exemptive orders, all or any portion of Section 314(d) of the TIA is inapplicable to all or any part of the collateral or the release, deposit or substitution thereof.

(4) The Corporation will not (and will cause each Restricted Subsidiary and Unrestricted Subsidiary in respect of which a Lien has been granted in favour of the Trustee not to) change its name or amalgamate with another corporation under a different name in accordance with Article 9 without giving at least 30 days' prior written notice to the Trustee of the new name and the date upon which such change of name or amalgamation is to take effect and, within five days of the change of name or amalgamation, the Corporation will provide the Trustee with:

(a) a notarial or certified copy of the articles or amendment or articles of amalgamation affecting the change of name or amalgamation, as the case may be; and

(b) an opinion from Counsel satisfactory to the Trustee confirming that all appropriate or requested actions registrations, filings or recordings have been made on behalf of the Trustee to fully and effectively perfect, maintain, preserve and protect any security and Lien (and priority with respect thereto) in favour of the Trustee.

5.05 **Waiver of Certain Covenants**

The Corporation may omit in any particular instance to comply with any covenant or condition set forth in Section 5.04(2) with respect to the Debt Securities of any Series or identified in any Supplemental Indenture with respect to such Series as being subject to this Section 5.05 if, before the time for such compliance, the Holders of a majority in principal amount of the outstanding Debt Securities of such Series, by Act of Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver will extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver becomes effective, the obligations of the Corporation and the duties of the Trustee in respect of any such covenant or condition will remain in full force and effect.

5.06 **Incumbency Certificate**

The Corporation will provide to the Trustee an incumbency certificate setting out the names and sample signatures of Persons authorized to give instructions to the Trustee hereunder. The Trustee will be entitled to rely on such certificate until a revised certificate is provided to it hereunder. The Trustee will be entitled to refuse to act upon any instructions given by a party which are signed by any Person other than a Person described in the incumbency certificate provided to it pursuant to this section.

ARTICLE 6 - GUARANTEES

6.01 **Guarantees**

With respect to the Debt Securities of any Series, the Corporation will cause each Subsidiary of the Corporation that is specified in the Supplemental Indenture for such Series (a "**Guarantor**") to enter into the guarantee agreement (a "**Guarantee**") attached hereto as Schedule A. Any such Guarantee will be deemed to be issued under this Indenture.

6.02 **Release of Guarantors**

The Guarantee of a Guarantor will be released and discharged upon a sale or other disposition, by way of merger, consolidation or otherwise, of all the Capital Stock or all or substantially all of the assets of any Guarantor to any Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary or the Corporation; provided that such sale or other disposition complies with the applicable provisions of any Supplemental Indenture; and, prior to release and discharge of such Guarantee, the Corporation has delivered to the Trustee a Certificate of the Corporation and an Opinion of Counsel, each stating that all conditions precedent herein or in any Supplemental Indenture relating to such transactions have been complied with and that such release and discharge is authorized and permitted hereunder or thereunder. The Trustee shall execute any documents reasonably requested by either the Corporation or a Guarantor (at the expense of the Corporation or the Guarantor, as the case may be) in order to evidence the release and discharge of such Guarantor from its obligations under its Guarantee under this Article 6. Any Guarantor not released from its obligations under its Guarantee will remain liable for the full amount of the principal and interest on the Debt Securities and for the other obligations of such Guarantor under its Guarantee.

ARTICLE 7 - DEFAULT AND ENFORCEMENT

7.01 Events of Default

The occurrence of any events of default provided in any Supplemental Indenture with respect to the Debt Securities of any Series constitute an "**Event of Default**" with respect to the Debt Securities of that Series.

7.02 Acceleration on Default

Subject to any provision of a Supplemental Indenture so otherwise providing, if an Event of Default occurs and is continuing with respect to outstanding Debt Securities of any Series, then in every such case, the Trustee may, in its discretion, and must, upon the written request of the Holders of not less than 25% in principal amount of the outstanding Debt Securities of such Series, declare the principal amount of and premium, if any, on all the outstanding Debt Securities of such Series and all accrued interest thereon to be due and payable immediately by notice in writing to the Corporation (and to the Trustee if given by such Holders), and upon any such declaration such principal amount, premium and interest will become immediately due and payable.

7.03 Waiver of Declaration

At any time after a declaration of acceleration with respect to the outstanding Debt Securities of one or more Series has been made pursuant to Section 7.02 and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided, the Holders of a majority in principal amount of outstanding Debt Securities of all Series affected by such Event of Default (as a class), by written Notice to the Corporation and the Trustee, may thereupon rescind and annul such declaration and its consequences in respect of such Series, if the Corporation has paid or deposited with the Trustee a sum sufficient to pay:

(a) all overdue interest on all Debt Securities of such Series and all amounts due the Trustee hereunder;

(b) the principal of (and premium, if any) the Debt Securities of such Series that have become due otherwise than by such declaration of acceleration, and interest thereon at the rate or rates prescribed therefor in such Debt Securities; and

(c) to the extent that payment of such interest is lawful and applicable, interest upon overdue instalments of interest at the rate prescribed therefor in such Debt Securities; and

all Events of Default with respect to the Debt Securities of such Series, other than the non-payment of the principal of (and premium, if any), and interest on, such Debt Securities that have become due solely by such declaration of acceleration, have been cured or waived in accordance with the provisions of this Indenture and such rescission or annulment would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission or annulment will affect any subsequent Event of Default or impair any right consequent thereto.

7.04 **Waiver**

(1) The Holders of not less than a majority in principal amount of the outstanding Debt Securities of any Series may on behalf of the Holders of all Debt Securities of any such Series waive any past default hereunder with respect to such Series and its consequences, except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such Series.

(2) Upon any such written waiver, such default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured in accordance with such written waiver. No such written waiver will extend to any subsequent or other default or impair any right consequent thereon.

7.05 **Other Remedies**

(1) If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of (and premium, if any) or interest on the Debt Securities or to enforce the performance of any term of the Secured Note Loan Documents.

(2) The Trustee will have the power at any time and from time to time to institute and to maintain such suits and Proceedings as it may be advised will be necessary or advisable to preserve and protect its interests and the interests of the Holders. The Trustee may maintain a Proceeding even if it does not possess any Debt Securities or does not produce any of them in the Proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default will not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.

7.06 **Application of Money Collected**

Any money collected by the Trustee pursuant to this Article 7 in respect of a Series will (subject to any claims having priority under Applicable Law or by contract by which the Trustee is bound) be applied in the following order, at the dates fixed by the Trustee and, in case of the distribution of such money on account of principal of (and premium, if any) or interest, or both, as the case may be, upon presentation of Debt Securities and the notation thereon of the payment (if only partially paid) and upon surrender thereof (if fully paid):

(a) first, to the payment of all amounts due to the Trustee (ratably in proportion of amount owed) under Section 8.07 of this Indenture with respect to such Series;

(b) second, to the payment of accrued interest on such Series;

(c) third, to the payment of the principal of (and premium, if any) on such Series;

(d) fourth, to the payment of any other amounts with respect to such Series; and

(e) fifth, to whomever may be lawfully entitled to receive the balance of such money pursuant to Applicable Law as directed by an Order of the Corporation or a court of competent jurisdiction.

7.07 **Control by Holders**

(1) The Holders of at least a majority in principal amount of the outstanding Debt Securities of all Series affected by an Event of Default (as a class) may:

(a) direct the time, method and place of conducting any Proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of all Series affected by such Event of Default; and

(b) take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of Debt Securities of such Series under any provisions of the Secured Note Loan Documents or under Applicable Law.

(2) The Trustee may refuse, however, to follow any direction that conflicts with Applicable Law or the Secured Note Loan Documents or that may expose the Trustee to potential liability unless, in each such case, the Trustee has been provided funds and an indemnity in form satisfactory to the Trustee prior to taking such action in accordance with Section 8.02(1)(d) provided that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

7.08 **Limitation on Suits**

(1) A Holder of Debt Securities of any Series may pursue a remedy with respect to the Secured Note Loan Documents directly only if: (a) the Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of such Series; (b) the Holders of at least 25% in principal amount of the then outstanding Debt Securities of all Series affected by such Event of Default (as a class) have made a request in writing to the Trustee to institute a Proceeding and pursue the remedy; (c) such Holders have provided to the Trustee funds and an indemnity in form satisfactory to the Trustee against any loss, liability or expense; (d) the Trustee does not comply with such request and has failed to institute such Proceeding within 60 days after receipt of such request and funds and indemnity; and (e) during such 60-day period the Holders of a majority in principal amount of outstanding Debt Securities of all Series affected by such Event of Default (as a class) do not give the Trustee a direction inconsistent with such request.

(2) Holders may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

(3) The limitations set forth in Section 7.08(1) do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable Maturity Date specified in such Debt Security.

7.09 **Rights of Holders To Receive Payment**

Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of (and, premium, if any) and interest on Debt Securities held by such

Holder, on or after the respective due dates expressed in the Debt Securities (or, in the case of redemption, on the Redemption Date), or to institute suit for the enforcement of any such payment on or after such respective dates, will not be impaired or affected without the consent of the Holder, except if and to the extent that the institution or prosecution thereof or the entry of judgment therein would, under Applicable Law, result in the surrender, impairment, waiver or loss of the Lien of any Secured Note Loan Documents upon any property subject to such Lien.

7.10 **Collection Suit by Trustee**

If an Event of Default occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Corporation for the whole amount of principal (and premium, if any) and interest remaining unpaid (including Default Interest), together with any and all amounts due the Trustee hereunder (including expenses of legal counsel and those amounts set out in Section 8.07).

7.11 **Trustee May File Proofs of Claim**

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Holders lodged or allowed in any judicial proceedings relative to the Corporation, its Affiliates, its creditors or its property. The Trustee will be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same in accordance with the Secured Note Loan Documents, and any receiver, trustee, assignee, liquidator, sequestrator or similar official under any bankruptcy, insolvency or similar laws in any such judicial proceedings is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee will consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to the Trustee for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 8.07. Nothing herein contained will be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Debt Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

7.12 **Undertaking for Costs**

In any suit for the enforcement of any right or remedy under the Secured Note Loan Documents or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defences made by the party litigant. This Section 7.12 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 7.08, or a suit by any Holder or group of Holders of more than 10% in principal amount of the outstanding Debt Securities of all Series affected.

7.13 Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Holder of any Debt Security to exercise any right or remedy accruing upon any Event of Default will impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 7 or by Applicable Law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

7.14 Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee or upon or to the Holders is intended to be exclusive of any other remedy, but each remedy will be cumulative and will be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or statue.

7.15 Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other Proceedings to obtain judgment for payment of the principal of, premium (if any) on or interest (if any) on the Debt Securities, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee and agent for the Holders, for the amount which may remain due in respect of the Debt Securities of such Series and the interest and premium (if any) thereon.

ARTICLE 8 - THE TRUSTEE

8.01 Duties of Trustee

In the exercise of its rights, duties and obligations prescribed or conferred by this Indenture and any other Secured Note Loan Documents:

(a) the Canadian Trustee will act honestly and in good faith with a view to the best interests of the Holders, and will exercise that degree of care, diligence and skill that a reasonably prudent corporate trustee would exercise in comparable circumstances in respect of corporate debt instruments;

(b) if an Event of Default has occurred and is continuing, the U.S. Trustee will exercise such of the rights and powers vested in it by this Indenture and will use the same degree of care and skill in the exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs;

(c) except during the continuance of an Event of Default, the U.S. Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture to be performed by the U.S. Trustee and no others, and no implied covenants or obligations will be read into this Indenture against the U.S. Trustee;

(d) in the absence of bad faith on its part, the Trustee may conclusively act and rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. In the case of any such certificates or opinions which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee will examine same to determine whether they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein);

(e) the Trustee will not be relieved from liability for its own negligent action, its own negligent failure to act or its own wilful misconduct, except that:

(i) this Section 8.01(e) does not limit the effect of Section 8.01(c);

(ii) the Trustee will not be liable for any error of judgment made in good faith by a Trust Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts;

(iii) the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 7.02 or 7.07; and

(iv) no provision of this Indenture requires the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers;

(f) the Trustee will retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Indenture; such documentation must not require the exercise of any discretion or independent judgment;

(g) the Trustee will not be liable for interest on any money received by it except as the Trustee may agree in writing with the Corporation. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law or this Indenture; and

(h) whether or not therein expressly so provided and notwithstanding any other provision hereof to the contrary, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to a Trustee will be subject to the provisions of this Section 8.01 and to the applicable provisions of Trust Indenture Legislation.

8.02 **Certain Rights of Trustee**

(1) Subject to Section 8.01:

(a) the Trustee may conclusively rely, and will be fully protected in acting or refraining from acting, upon any resolution, certificate, statement, instrument,

opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document (whether in original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper Person;

(b) before the Trustee acts or refrains from acting, it may require a Certificate of the Corporation or an Opinion of Counsel. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion;

(c) the Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any attorney or agent appointed with due care by it hereunder;

(d) the Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders, unless such Holders have provided to the Trustee funds and an indemnity reasonably satisfactory to it against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction;

(e) the Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers, provided that the Trustee's conduct does not constitute negligence or bad faith;

(f) whenever in the administration of this Indenture the Trustee deems it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon a Certificate of the Corporation;

(g) the Trustee will not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee determines to make such further inquiry or investigation, it will be entitled to examine the books, records and premises of the Corporation and its subsidiaries personally or by agent or attorney at the expense of the Corporation and, except as otherwise provided in Section 8.01(e) or required by Trust Indenture Legislation, will incur no liability of any kind by reason of such inquiry or investigation;

(h) except as otherwise provided in Section 8.01(e) or required by Trust Indenture Legislation, in no event will the Trustee be responsible or liable for special indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(i) the rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified, are extended to, and will be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder;

(j) the Trustee may retain such independent legal counsel, auditor, valuer, engineer, surveyor or other expert and may employ such agents or assistants as may be required by it for the purposes of the discharging its of duties and determining its rights hereunder, and may or may not in its discretion act and rely on the advice, information or opinion of any such expert and will not be liable for acting and relying in good faith on such advice, information or opinion, nor will the Trustee be responsible for any misconduct or negligence of any such Person appointed with due care. The Corporation will reimburse the Trustee for the reasonable fees, expenses and disbursements of any and all such independent legal counsel, auditor, valuer, engineer, surveyor other expert, agent or assistants. The Trustee may but need not, in its sole discretion, act and rely on the information, advice or opinion of such independent legal counsel, auditor, valuer, engineer, surveyor or other expert or agent retained or employed by the Corporation;

(k) the Trustee will not be liable for any reason for failure or default of the Corporation to remove any Lien upon the property of the Corporation or its subsidiaries or for failure to take any action necessary to constitute, perfect or maintain the priority of any Lien or for any failure of any Lien or any defect in any Lien or for the sufficiency, correctness, genuineness, or validity of any Lien;

(l) the duties and obligations of the Trustee will be determined solely by the provisions hereof and the other Secured Note Loan Documents to which it is a party and, accordingly, the Trustee will not be responsible except for the performance of such duties and obligations as it has undertaken herein and therein;

(m) the Trustee will have the right to decline to take any enforcement action under Article 7 if, in the opinion of the Trustee acting reasonably, such enforcement action may not lawfully be taken or would be unduly prejudicial to the rights of the Trustee;

(n) the Trustee will not be obligated to analyze financial statements, auditors' reports, insurance coverage or other information relating to the business or financial condition of the Corporation which may come into the Trustee's possession, or to evaluate, at any time in any manner whatsoever, the performance of the Corporation;

(o) in the event of any disagreement arising regarding the terms of this Indenture, the Trustee will be entitled at its option to refuse to comply with any or all demands whatsoever until the dispute is settled either by agreement amongst the various parties or by a court of competent jurisdiction; and

(p) the Trustee shall be entitled to rely on, and act upon, any direction, order, instruction, notice or other communication provided to it hereunder which is sent to it by facsimile transmission.

(2) A Trustee may request that the Corporation deliver a Certificate of the Corporation setting forth the names of the individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Certificate of the Corporation may be signed by any Person authorized to sign a Certificate of the Corporation, including any person specified as so authorized in any such certificate previously delivered and not superseded.

8.03 **Individual Rights of Trustee**

The Trustee, any Paying Agent, any Registrar or any other agent of the Corporation or of the Trustee, in its individual or any other capacity, may become the owner or pledgee of Debt Securities and, subject to TIA Sections 310(b) and 311, may otherwise deal with the Corporation with the same rights it would have if it were not Trustee, Paying Agent, Registrar or such other agent.

8.04 **Trustee's Disclaimer**

The recitals and statements of fact contained herein and in the Debt Securities, except for the Trustee's certificates of authentication, will be taken as the statements of the Corporation, and the Trustee assumes no responsibility for their correctness. Neither Trustee makes any representations as to the validity or sufficiency of this Indenture or of any Debt Securities. The Trustee will not be accountable for the use or application by the Corporation of Debt Securities or the proceeds thereof.

8.05 **Notice of Defaults**

(1) Each Trustee will promptly give the other Trustee notice of any Event of Default known to it. If any Event of Default occurs and is continuing and if such Event of Default is known to either Trustee, one or both of the Trustees will mail to the Holders of all outstanding Debt Securities affected thereby in the manner and to the extent provided in TIA Section 313(c) notice of the Event of Default promptly after its occurrence; provided, however, that, except in the case of a default in the payment of the principal of, premium, if any, or interest on any Debt Security, either Trustee will be protected in withholding such notice if and so long as the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders and so informs the Corporation in writing.

(2) The Trustee will not be deemed to have knowledge of an Event of Default unless a written notice of such Event of Default has been received by either Trustee at its corporate trust office and such notice references the Debt Securities and this Indenture. In the absence of any such notice, the Trustee may for all purposes of this Indenture conclusively assume that the Corporation is not in default hereunder and that no Event of Default has been made with respect to the payment of principal of or costs, fees, charges, expenses or interest on the Debt Securities or in the observance or performance of any of the covenants, agreements or conditions contained herein. Any such notice will in no way limit any discretion herein given to the Trustee to

determine whether or not the Trustee will take any action with respect to any Event of Default or take action without any such notice.

8.06 **Reports by Trustee to Holders**

(1) Within 60 days after May 15 of each year commencing with May 15, 2006, the U.S. Trustee will transmit to the Holders, in the manner and to the extent provided in TIA Section 313(c), a brief report dated as of such date that complies with TIA Section 313(a). The U.S. Trustee also will comply with TIA Section 313(b) and (c).

(2) The Corporation will promptly notify the Trustee whenever any Debt Securities become listed on any securities exchange and of any delisting thereof, and the U.S. Trustee will comply with TIA Section 313(d).

8.07 **Compensation and Indemnity**

(1) The Corporation will pay to the Trustee such compensation as may be charged from time to time by the Trustee under its standard fee schedule for its services hereunder. The Trustee's compensation will not be limited by any law on compensation of a trustee of an express trust. The Corporation will reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses will include the reasonable compensation and out-of-pocket expenses of the Trustee's agents, counsel and other advisors.

(2) The Corporation will indemnify the Trustee (in any of its capacities in connection with any of the transactions contemplated hereby, including under this Indenture) and its officers, directors, employees and agents (collectively, the "**Indemnified Parties**") for, and hold it and them harmless from and against any and all loss, liability, claim, damage or expense (including reasonable attorneys' fees and expenses), penalties, actions, suits, demands, costs, levies, disbursements of whatever kind or nature ("**Costs**") which may at any time be suffered by, imposed on, incurred by or asserted against any Indemnified Party whether groundless or otherwise incurred by it or any of them without wilful misconduct or negligence or bad faith on its part arising out of or in connection with the administration of this trust and the performance of its duties hereunder (including the costs and expenses of enforcing this Indenture including this Section 8.07 and of defending itself against any claim, whether asserted by the Corporation, any Holder or any other Person). The Indemnified Party will notify the Corporation promptly of any claim for which it may seek indemnity. Failure by such Indemnified Party to so notify the Corporation will not relieve the Corporation of its obligations hereunder. The Corporation will defend the claim and the Indemnified Party will reasonably cooperate in such defense. The Indemnified Party may have separate counsel and the Corporation will pay the reasonable fees and expenses of such counsel. The Corporation need not pay for any settlement made without its consent, which consent may not be unreasonably withheld. The Corporation will not reimburse any expense or indemnify against any loss, liability or expense incurred by the Trustee through the Trustee's own wilful misconduct or negligence or bad faith.

(3) Without limiting the generality of the preceding paragraph, the Corporation will indemnify the Indemnified Parties for, and hold them harmless from and against any and all

Costs which may at any time be suffered by, imposed on, incurred by or asserted against an Indemnified Party whether groundless or otherwise incurred by it or any of them without wilful misconduct or negligence or bad faith on its part relating to the Environment which arises out of the execution, delivery or performance of, or the enforcement or exercise of any right under, this Indenture or any Supplemental Indenture, including any claim in nuisance, negligence, strict liability or other cause of action arising out of a Release of a Hazardous Substance into the Environment, the presence or Clean-Up of any Hazardous Substance in the Environment, liability for personal injury or property damage arising from Hazardous Substances, any fines or Orders of any kind that may be levied or made pursuant to an Environmental Law; other than such Costs to the extent they arise as a result of the failure of the Indemnified Parties to comply with Section 8.01.

(4) The Trustee shall be constituted as the agent and bare Trustee of the other Indemnified Parties and shall hold and enforce each such Indemnified Party's rights under Sections 8.07(2) and (3) for such Indemnified Party's benefit.

(5) To secure the Corporation's payment obligations in this Section 8.07, the Trustee will have a Lien prior to the Debt Securities on all money or property held or collected by the Trustee hereunder, in its capacity as Trustee, except money or property held in trust to pay principal of, premium, if any, and interest on particular Debt Securities.

(6) The Corporation's obligations under this Section 8.07, and any claim arising hereunder will survive the resignation or removal of any Trustee, the satisfaction and discharge of the Corporation's obligations pursuant to Article 12 and any rejection or termination under any bankruptcy law, and the termination of this Indenture.

(7) "**Trustee**" for purposes of this Section 8.07 will include any predecessor Trustee; provided, however, that the negligence or wilful misconduct or bad faith of any Trustee hereunder will not affect the rights of any other Trustee hereunder.

8.08 <u>Replacement of Trustee</u>

(1) A resignation or removal of a Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 8.08.

(2) Either Trustee may resign at any time by so notifying the Corporation. The Holders of a majority in outstanding principal amount of the outstanding Debt Securities may remove either Trustee by so notifying the Trustee and the Corporation. The Corporation will remove a Trustee if:

(a) such Trustee fails to comply with the applicable requirements of Section 8.10;

(b) such Trustee is adjudged bankrupt or insolvent;

(c) a receiver or other public officer takes charge of such Trustee or its property; or

(d) such Trustee otherwise becomes incapable of acting.

(3) If either Trustee resigns or is removed, or if a vacancy exists in the office of U.S. Trustee or Canadian Trustee for any reason, the Corporation will promptly appoint a successor Canadian or U.S. Trustee, as the case may be. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the outstanding Debt Securities may appoint a successor Trustee to replace the successor Trustee appointed by the Corporation.

(4) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Corporation. Thereupon the resignation or removal of the Trustee will become effective, and the successor Trustee will have all the rights, powers and duties of the Trustee that it is succeeding under this Indenture. The successor Trustee will mail a notice of its succession to all Holders. The retiring Trustee will, upon payment of its charges and subject to its Lien, if any, created by Section 8.07, promptly transfer all property held by it as Trustee to the successor Trustee.

(5) If a successor Trustee does not take office within 60 days after the Trustee resigns or is removed, the retiring Trustee, the Corporation or the Holders of at least 10% in outstanding principal amount of the Debt Securities of any Series may, at the Corporation's expense, petition any court of competent jurisdiction for the appointment of a successor Trustee at the expense of the Corporation.

(6) If a Trustee fails to comply with Section 8.10, any Holder may petition any court of competent jurisdiction for the removal of such Trustee and the appointment of a successor Trustee.

(7) Notwithstanding the replacement of a Trustee pursuant to this Section 8.08, the Corporation's obligations under Section 8.07 will continue for the benefit of the retiring Trustee.

(8) Any resignation or removal of the Trustee pursuant to this Indenture will be deemed to be a resignation or removal of the Trustee in its capacity as agent under the Secured Note Loan Documents and any appointment of a successor Trustee pursuant to this Indenture will be deemed to be an appointment of a successor Trustee under the Secured Note Loan Documents and such successor will assume all of the rights, duties and obligations of the retiring agent in its capacity as Trustee under the Secured Note Loan Documents.

8.09 **Successor Trustee by Merger**

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee will be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, will be the successor of the Trustee hereunder, provided such corporation will be otherwise qualified and eligible under this Article 8, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Debt Securities will have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Debt Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Debt Securities. In case at that time any of the Debt Securities have not been authenticated, any successor Trustee may authenticate such

Debt Securities either in the name of any predecessor hereunder or in the name of the successor Trustee. In all such cases such certificates will have the full force and effect which this Indenture provides that the certificate of authentication of the Trustee will have; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Debt Securities in the name of any predecessor Trustee will apply only to its successor or successors by merger, conversion or consolidation.

8.10 **Eligibility: Disqualification**

(1) The U.S. Trustee will at all times satisfy the requirements of TIA Section 310(a)(1) and (5). The U.S. Trustee will have a combined capital and surplus of at least U.S. $50,000,000 as set forth in its most recent published annual report of condition. The U.S. Trustee will comply with TIA Section 310(b); provided, however, that there will be excluded from the operation of TIA Section 310(b)(1) any indenture or indentures under which other securities or certificates of interest or participation in other debt securities of the Corporation are outstanding if the requirements for such exclusion set forth in TIA Section 310(b)(1) are met. If either Trustee has or will acquire a conflicting interest within the meaning of the TIA, such Trustee will either eliminate such interest within 90 days or resign, to the extent and in the manner provided by, and subject to the provisions of, the TIA and this Indenture.

(2) Notwithstanding the foregoing, by their acceptance of Debt Securities and the benefits of this Indenture, the Holders waive any conflict that may arise from the fact that the Canadian Trustee acted as trustee for securities of the Corporation issued pursuant to various indentures entered into by the Corporation and the Canadian Trustee prior to the date of this Indenture.

(3) Subject to Trust Indenture Legislation, the Trustee may buy, lend upon and deal in the Debt Securities with the Corporation or otherwise, and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profit made thereby.

(4) There will at all times be a Canadian Trustee under this Indenture. The Canadian Trustee will at all times be a corporation organized under the laws of Canada or any province thereof and authorized to carry on trust business therein. If at any time the Canadian Trustee will cease to be eligible in accordance with this Section, it will resign immediately in the manner and with the effect specified in Section 8.08.

8.11 **Preferential Collection of Claims Against Corporation**

The Trustee will comply with TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b). A Trustee who has resigned or been removed will be subject to TIA Section 311(a) to the extent indicated therein.

8.12 **Joint Trustees**

The rights, powers, duties and obligations conferred and imposed upon the Trustee are conferred and imposed upon and will be exercised and performed by the U.S. Trustee and the Canadian Trustee jointly, except to the extent otherwise provided herein or otherwise required by

Trust Indenture Legislation and except to the extent that under Trust Indenture Legislation either Trustee will be incompetent or unqualified to perform such act, in which event such rights, powers, duties and obligations will be exercised and performed by the Trustee which is not so incompetent or unqualified to the extent it can do so under Applicable Law, and except that neither Trustee will be liable or responsible for the acts or omissions of the other Trustee. Notwithstanding anything to the contrary contained in this Indenture, it is hereby agreed and understood as between the U.S. Trustee and the Canadian Trustee that: (i) the U.S. Trustee is appointed hereunder solely for the purpose of satisfying Section 310(a) of the TIA, and such other sections of the TIA that expressly require a U.S. Trustee to act; (ii) the U.S. Trustee will not be subject to Canadian law; and (iii) the U.S. Trustee will have no obligation whatsoever in any capacity whatsoever (including the capacity of Paying Agent, Registrar, or Transfer Agent) under this Indenture or to administer this Indenture or the Debt Securities issued hereunder or under any Supplemental Indentures, except as set forth in clause (i), and the Canadian Trustee will be responsible for (a) the matters set forth in this clause (iii) and (b) to enforce this Indenture and exercise all rights and remedies on behalf of Holders hereunder; provided, however, that upon an Event of Default, the U.S. Trustee will exercise rights and remedies solely under U.S. law on behalf of U.S. Holders. For the avoidance of doubt, the certification or authentication of the Debt Securities may be carried out by either the U.S. Trustee or the Canadian Trustee.

8.13 **Appointment of Co-Trustee**

(1) It is the purpose of this Indenture that there will be no violation of any law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as a trustee in such jurisdiction. It is recognized that in case of litigation under this Indenture, and in particular in case of the enforcement thereof on default, or in the case the Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the powers, rights or remedies herein granted to the Trustee or hold title to the properties, in trust, as herein granted or take any action which may be desirable or necessary in connection therewith, it may be necessary that the Trustee appoint an individual or institution as a separate or co-trustee. The following provisions of this Section 8.13 are adopted to these ends.

(2) In the event that the Trustee appoints an additional individual or institution as a separate or co-trustee, each and every remedy, power, right, duty, claim, demand, cause of action, immunity, estate, title, interest and Lien expressed or intended by this Indenture and the Secured Note Loan Documents to be exercised by or vested in or conveyed to the Trustee with respect thereto will be exercisable by and vest in such separate or co-trustee but only to the extent necessary to enable such separate or co-trustee to exercise such powers, rights, duties and remedies, and only to the extent that the Trustee by the laws of any jurisdiction is incapable of exercising such powers, rights, duties and remedies, and every covenant and obligation necessary to the exercise thereof by such separate or co-trustee will run to and be enforceable by either of them.

(3) Should any instrument in writing from the Corporation be required by the separate co-trustee so appointed by the Trustee for more fully and certainly vesting in and confirming to it such powers, rights, duties and remedies, any and all such instruments in writing will, on request, be executed, acknowledged and delivered by the Corporation; provided, however, that if an Event of Default has occurred and is continuing, if the Corporation does not execute any such

instrument within 5 days after request therefor, the Trustee will be empowered as an attorney-in-fact for the Corporation to execute any such instrument in the Corporation's name and stead. In case any separate or co-trustee or a successor to either will die, become incapable of acting, resign or be removed, all the powers, rights, duties and remedies of such separate or co-trustee, so far as permitted by law, will vest in and be exercised by the Trustee until the appointment of a new trustee or successor to such separate or co-trustee.

(4) Each separate trustee and co-trustee will, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(a) all powers, rights, duties and remedies conferred or imposed upon the Trustee under this Indenture and the Secured Note Loan Documents will be conferred or imposed upon and may be exercised or performed by such separate trustee or co-trustee; and

(b) no trustee hereunder will be personally liable by reason of any act or omission of any other trustee hereunder.

(5) Any notice, request or other writing given to the Trustee will be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee will refer to this Indenture and the conditions of this Article 8.

(6) Any separate trustee or co-trustee may at any time appoint the Trustee as its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name.

8.14 **Responsibility of Trustee**

In no event will the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

8.15 **Dealings with Collateral**

Beyond the exercise of reasonable care in the custody thereof and subject to the Secured Note Loan Documents, the Trustee (even in its capacity as a collateral agent, if applicable) shall have no duty as to any collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Trustee will not be responsible for preparing or filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the collateral. The Trustee will not be responsible for the existence, genuineness or

value of any collateral or for the validity, perfection, priority or enforceability of the Liens in any collateral.

ARTICLE 9 – SUCCESSOR CORPORATIONS

9.01 Certain Requirements in Respect of Merger, etc.

(1) So long as any Debt Securities issued under the Indenture remain outstanding, the Corporation will not (and will cause each Restricted Subsidiary not to) enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, assignment, disposition, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of amalgamation or merger, of the continuing corporation resulting therefrom, but may do so if:

(a) in the case of the Corporation such other Person or continuing corporation is a body corporate (herein called a "**Successor Corporation**") incorporated under the laws of Canada or any province thereof ;

(b) the Successor Corporation executes, prior to or contemporaneously with the consummation of such transaction, such instruments as are satisfactory to the Trustee and, in the Opinion of Counsel, are necessary or advisable to evidence the assumption by the Successor Corporation of liability for the due and punctual payment of the principal (and premium, if any) of all outstanding Debt Securities and the interest thereon, according to their tenor, and all other money payable hereunder and the covenant of the Successor Corporation to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Indenture;

(c) the Restricted Subsidiary is consolidating with or amalgamating or merging with, or conveying, transferring or leasing all or substantially all of its assets in a single transaction or series of transactions to, the Corporation or any other Restricted Subsidiary;

(d) in the case of a Restricted Subsidiary the surviving entity of such consolidation, amalgamation or merger is a Restricted Subsidiary and will be governed by the laws of Canada or a province or of the United States or a state thereof (collectively with the Successor Corporation, herein called a "**Successor Entity**");

(e) the Successor Entity executes, prior to or contemporaneously with the consummation of such transaction, such instruments as are satisfactory to the Trustee and, in the Opinion of Counsel, are necessary or advisable to evidence the Successor Entity's agreement to observe and perform all the covenants and obligations of the Successor Entity under this Indenture and any other Secured Note Loan Documents;

(f) no condition or event will exist in respect of the Successor Corporation or the Successor Entity at the time of such transaction and after giving full effect thereto which would constitute a Default or an Event of Default; and

(g) the Corporation, the Successor Corporation or the Successor Entity will have delivered to the Trustee a Certificate of the Corporation and an Opinion of Counsel each stating that such transaction complies with the applicable provisions of this Indenture and that all conditions precedent in this Indenture relating to such transactions have been satisfied; provided that such Opinion of Counsel will also confirm that all appropriate or requested actions, registrations, filings or recordings have been made on behalf of the Trustee to fully and effectively perfect, maintain, preserve and protect any Lien in favour of the Trustee.

9.02 **Vesting of Powers in Successor**

Whenever the conditions of Section 9.01 have been duly observed and performed, the Successor Corporation will succeed to and be substituted for the Corporation with the same effect as if the Successor Corporation had been named herein as the Corporation, and the Successor Corporation will possess and from time to time may exercise each and every right and power of the Corporation under this Indenture in the name of the Corporation or otherwise and any act or proceeding required by any provision of this Indenture to be done or performed by any directors or officers of the Corporation may be done and performed with like force and effect by the like directors or officers of the Successor Corporation.

ARTICLE 10 – MEETINGS OF HOLDERS OF DEBT SECURITIES

10.01 **Purposes of Meetings**

A meeting of the Holders may be called at any time pursuant to this Article 10 for any of the following purposes:

(a) to give any notice to the Corporation or to the Trustee, or to give any directions to the Trustee, or to consent to the waiving of any Event of Default hereunder and its consequences, or to take any other action authorized to be taken by Holders pursuant to Article 7 or Article 8;

(b) to remove the Trustee and appoint a successor trustee pursuant to Article 8; or

(c) to consent to the execution of indentures or instruments supplemental hereto pursuant to Section 11.02.

10.02 **Place of Meetings**

Meetings of Holders may be held at such place or places as the Trustee or, in case of its failure to act, the Corporation or the Holders calling the meeting, from time to time determine.

10.03 **Call and Notice of Meetings**

(1) The Trustee may at any time (upon not less than 21 days' notice) call a meeting of Holders to be held at such time and at such place in Toronto, Ontario or in such other city as determined by the U.S. Trustee pursuant to Section 10.02. Notice of every meeting of Holders, setting forth the time and the place of such meeting and in general terms the action proposed to

be taken at such meeting, will be given to each Holder in the manner contemplated by Section 13.03.

(2) In case at any time the Corporation or the Holders of at least 25% in aggregate principal amount of the Debt Securities of one or more Series then outstanding will have requested the Trustee to call a meeting of the Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee has not given the notice of such meeting within 20 days after receipt of such request, then the Corporation or the Holders of Debt Securities of the applicable Series in the amount above specified may determine the time (not less than 21 days after notice is given) and the place in Toronto, Ontario or in such other city as determined by the Corporation or the Holders pursuant to Section 10.02 for such meeting and may call such meeting to take any action authorized in Section 10.01 by giving notice thereof as provided in Section 13.03.

10.04 **Voting at Meetings**

To be entitled to vote at any meeting of Holders, a Person must be (a) a Holder at the relevant record date for determining the identity of Holders entitled to vote on any matter or (b) a Person appointed by an instrument in writing as proxy for a Holder by such Holder. The only Persons who will be entitled to be present or to speak at any meeting of Holders will be the Persons so entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Corporation and its counsel.

10.05 **Voting Rights, Conduct and Adjournment**

(1) Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders in regard to proof of the holding of Debt Securities and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it deems appropriate. Except as otherwise permitted or required by any such regulations, the appointment of any proxy will be proved in such manner as is deemed appropriate by the Trustee or by having the signature of the Person executing the proxy witnessed or guaranteed by any bank, banker or trust company customarily authorized to certify to the holding of a Debt Security such as a global note.

(2) At any meeting of Holders, the presence of Persons holding or representing Debt Securities in an aggregate principal amount sufficient under the appropriate provision of this Indenture to take action upon the business for the transaction of which such meeting was called will constitute a quorum. Any meeting of Holders duly called pursuant to Section 10.03 may be adjourned from time to time by vote of the Holders (or proxies for the Holders) of a majority of the Debt Securities represented at the meeting and entitled to vote, whether or not a quorum is present; and the meeting may be held as so adjourned without further notice. No action at a meeting of Holders will be effective unless approved by Persons holding or representing Debt Securities of the applicable Series in the aggregate principal amount required by the provision of this Indenture pursuant to which such action is being taken.

(3) At any meeting of Holders, each Holder or proxy will be entitled to one vote for each $1,000 aggregate principal amount of outstanding Debt Securities of the applicable Series held or represented.

10.06 **Revocation of Consent by Holders at Meetings**

At any time prior to (but not after) the evidencing to the Trustee of the taking of any action at a meeting of Holders by the Holders of the percentage in aggregate principal amount of the Debt Securities specified in this Indenture in connection with such action, any Holder of a Debt Security the serial number of which is included in the Debt Securities the Holders of which have consented to such action may, by filing written notice with the Trustee and upon proof of holding as provided herein, revoke such consent so far as concerns such Debt Security. Except as aforesaid, any such consent given by the Holder of any Debt Security will be conclusive and binding upon such Holder and upon all future Holders and owners of such Debt Security and of any Debt Security issued in exchange therefor, in lieu thereof or upon transfer thereof, irrespective of whether or not any notation in regard thereto is made upon such Debt Security. Any action taken by the Holders of the percentage in aggregate principal amount of the Debt Securities specified in this Indenture in connection with such action will be conclusively binding upon the Corporation, the Trustee and the Holders.

ARTICLE 11 - SUPPLEMENTAL INDENTURES

11.01 **Without Consent of Holders**

Subject to the Indenture, from time to time, without notice to or the consent of any Holders, the Corporation (when authorized by a resolution of its Board of Directors) and the Trustee may, and the Trustee must, upon the receipt of a Request of the Corporation or when so otherwise directed hereunder, execute and deliver by their proper officers, indentures or other instruments supplemental hereto (each such indenture or instrument a "**Supplemental Indenture**"), which thereafter will form part hereof, for any one or more of the following purposes:

(a) establishing the Principal Terms of a Series that the Corporation wishes to be able to issue under this Indenture;

(b) evidencing the succession of Successor Corporations to the Corporation and the covenants of and obligations of the Corporation under this Indenture assumed by such Successor Corporations in accordance with the provisions of Article 9;

(c) adding to the covenants of the Corporation contained in this Indenture for the benefit of the Holders of all or any Series (and, if such covenants are to be for the benefit of less than all Series, stating that such covenants are expressly being included solely for the benefit of such Series), providing additional Collateral for the benefit of Holders of all or any Series, or surrendering any right or power herein conferred upon the Corporation;

(d) adding to or altering the provisions hereof in respect of the registration and transfer of Debt Securities of any Series, making provision for the issue of Debt

Securities of any Series in forms or denominations other than those herein provided for and for the exchange of Debt Securities of any Series of different forms and denominations or making any modification in the forms of the Debt Securities of any Series that does not affect the substance thereof;

(e) making any additions to, deletions from or alterations of the provisions of this Indenture or the Debt Securities of any Series that, in the opinion of Counsel, are necessary or advisable in order to incorporate, reflect or comply with any Applicable Law, including the Trust Indenture Legislation or any requirement of any Governmental Authority, the provisions of which apply to the Corporation, the Trustee or this Indenture;

(f) making such provisions, not substantially inconsistent with this Indenture, as may be necessary or desirable with respect to matters arising under this Indenture that, in the opinion of the Trustee relying on the advice of Counsel, are expedient to make; provided that such provisions do not individually or in the aggregate materially adversely affect the interests of the Holders of any Series or the Trustee;

(g) adding to or modifying, amending or eliminating any of the terms of this Indenture or a Supplemental Indenture, provided however that:

(i) no such addition, modification, amendment or elimination will be effective with respect to any Debt Securities that are outstanding at the time of such addition, modification, amendment or elimination; and

(ii) the Trustee may decline to enter into any Supplemental Indenture that would adversely affect its own rights, duties or immunities under this Indenture or otherwise;

(h) evidencing and providing for the acceptance of appointment hereunder by a successor trustee with respect to the Debt Securities of one or more Series, and adding to or changing any of the provisions of this Indenture as may be necessary to provide for or facilitate the administration of the trusts hereunder by two Trustees; and

(i) the correction or rectification of any ambiguity, defective provision, error or omission herein, provided that the rights of the Trustee and of the Holders of Debt Securities of any Series are not materially prejudiced thereby.

11.02 **With Consent of Holders**

(1) Except as provided in Section 11.02(2) below and in Sections 7.03 and 7.04 and without prejudice to Section 11.01,

(a) the Corporation, when authorized by a resolution of its Board of Directors, and the Trustee may, with the written consent of the Holders of at least a majority in aggregate principal amount of the Debt Securities of an applicable Series then

outstanding affected thereby, amend this Indenture and the Debt Securities of such Series, and

(b) any existing default or compliance by the Corporation with any provision of this Indenture affecting the Debt Securities of a Series may be waived with the written consent of the Holders of at least a majority in aggregate principal amount of the Debt Securities of such Series then outstanding.

(2) Without the consent of each Holder affected thereby, no amendment, modification, supplement or waiver, including a waiver pursuant to Sections 7.03 and 7.04 and an amendment, modification or supplement pursuant to Section 11.01, may (with respect to any Debt Securities held by a non-consenting Holder):

(a) reduce the principal amount of Debt Securities whose Holders must consent to an amendment, modification, supplement or waiver;

(b) reduce the principal of or change the Stated Maturity of any Debt Security or alter the provisions, or waive any payment, with respect to the redemption of any Debt Security or make the principal of, or the interest on any Debt Security payable in money other than as provided for in this Indenture or any Supplemental Indenture;

(c) reduce the rate of or change the time for payment of interest including Default Interest on any Debt Security;

(d) waive an Event of Default in the payment of principal of, or interest, or premium, if any, on, the Debt Securities of a Series (except a rescission of acceleration of such Debt Securities by the Holders in accordance with Section 7.03);

(e) make any change in the provisions of this Indenture relating to waivers of past defaults or the rights of Holders of Debt Securities to receive payments of principal of, or interest or premium, if any, on, the Debt Securities;

(f) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Securities;

(g) except as otherwise permitted herein, consent to the assignment or transfer by the Corporation of any of its rights or obligations under this Indenture;

(h) amend or modify any of the provisions of the Secured Note Loan Documents or the related definitions affecting the ranking or, with respect to Collateral, the priority, of the Debt Securities of any Series, in each case, in any manner adverse to the Holders of the Debt Securities of such Series; or

(i) permit the creation of any Lien on the Collateral or any part thereof (other than the Lien of the Secured Note Loan Documents and Liens expressly permitted by the Secured Note Loan Documents) or terminate the Lien of the Secured Note Loan Documents as to the Collateral or any part thereof or deprive the Holders of the security afforded by the Lien of the Secured Note Loan Documents or any part

thereof, except as expressly permitted under the Secured Note Loan Documents; or

(j) make any change in the amendment and waiver provisions of this Section 11.02.

The consent of the Holders is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

11.03 **Compliance with Trust Indenture Legislation**

Every amendment, modification or supplement to this Indenture or the Debt Securities of any Series will be set forth in a supplemental indenture that complies with the applicable Trust Indenture Legislation as then in effect.

11.04 **Authorization of Trustee**

In executing, or accepting the additional trusts created by, any Supplemental Indenture permitted by this Article 11 or the modifications thereby of the trusts created by this Indenture, the Trustee will be entitled to receive, and subject to Section 8.01, will be fully protected in acting and relying upon, an Opinion of Counsel stating that the execution of such Supplemental Indenture is authorized or permitted by this Indenture, is a valid and binding obligation of the Corporation, enforceable in accordance with its terms, subject to bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and general principles of equity and in connection with a Supplemental Indenture executed pursuant to Section 11.01 that the Trustee is authorized to execute and deliver such Supplemental Indenture without the consent of the Holders. The Trustee may, but will not be obligated to, enter into any such Supplemental Indenture that affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

11.05 **Effect of Supplemental Indentures**

(1) Upon the execution of any Supplemental Indenture under this Article 11, this Indenture will be modified in accordance therewith, and such Supplemental Indenture will form a part of this Indenture for all purposes, unless otherwise so specified, and every Holder of Debt Securities theretofore or thereafter certified and delivered under this Indenture will be bound by such Supplemental Indenture.

(2) A Supplemental Indenture that changes or eliminates any covenant or other provisions of this Indenture that has expressly been included solely for the benefit of one or more particular Series of Debt Securities, or that modifies the rights of the Holders of Debt Securities of such Series with respect to such covenant or other provision, will be deemed not to affect the rights under this Indenture for the Holders of Debt Securities of any other Series.

11.06 **Reference in Debt Securities to Supplemental Indentures**

Debt Securities of any Series certified or authenticated and delivered after the execution of any Supplemental Indenture pursuant to this Article 11 may, and will if required by the

Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such Supplemental Indenture. If the Corporation so determines, new Debt Securities of any Series so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any such Supplemental Indenture may be prepared and executed by the Corporation and certified and delivered by the Trustee in exchange for outstanding Debt Securities of such Series.

ARTICLE 12 - DEFEASANCE; SATISFACTION AND DISCHARGE

12.01 Corporation's Option to Effect Defeasance or Covenant Defeasance

The Corporation may, at its option by a resolution of the Board of Directors, at any time, with respect to the Debt Securities of a particular Series, elect to have either Section 12.02 or Section 12.03 be applied to all outstanding Debt Securities of such Series upon compliance with the conditions set forth below in this Article 12.

12.02 Defeasance and Discharge

Upon the Corporation's exercise under Section 12.01 of the option applicable to this Section 12.02, the Corporation will be deemed to have been discharged from its obligations with respect to the Debt Securities of a particular Series on the date the conditions set forth in Section 12.04 are satisfied (hereinafter, "**Legal Defeasance**"). For this purpose, such Legal Defeasance means that the Corporation will be deemed to have paid and discharged the entire indebtedness represented by the Debt Securities of such Series and to have satisfied all its other obligations under the Debt Securities of such Series, except for the following which will survive until otherwise terminated or discharged hereunder: (a) the rights of Holders of Debt Securities of such Series to receive, solely from the trust fund described in Section 12.07 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any), and interest on such Debt Securities when such payments are due; (b) the provisions set forth in Section 12.05 below; (c) the rights, powers, trusts, duties and immunities of the Trustee hereunder, and the Corporation's obligations in connection therewith; and (d) this Article 12. Subject to compliance with this Article 12, the Corporation may exercise its option under this Section 12.02 notwithstanding the prior exercise of its option under Section 12.03 below with respect to the Debt Securities of such Series. If the Corporation exercises its Legal Defeasance option and the conditions set forth in Section 12.04 are satisfied, payment of the Debt Securities of such Series may not be accelerated because of an Event of Default.

12.03 Covenant Defeasance

Upon the Corporation's exercise under Section 12.01 of the option applicable to this Section 12.03 with respect to the Debt Securities of a particular Series, the Corporation will be released from its obligations under any covenant contained in Section 5.04 or Sections indicated for such release contained in a Supplemental Indenture (other than the covenant to comply with TIA Section 314(a) to the extent that such obligations thereunder cannot be terminated) with respect to the outstanding Debt Securities of such Series on and after the date the conditions set forth in Section 12.04 below are satisfied (hereinafter, "**Covenant Defeasance**"), and the Debt Securities of such Series will thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof)

in connection with such covenants, but will continue to be deemed "outstanding" for all other purposes hereunder, (it being understood that such Debt Securities will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Debt Securities of such Series, the Corporation may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenants, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenants or by reason of any reference in any such covenants to any other provision herein or in any other document and such omission to comply will not constitute an Event of Default under Section 7.01 hereof, but, except as specified above, the remainder of this Indenture and such Debt Securities will be unaffected thereby.

12.04 **Conditions to Defeasance**

In order to exercise the Legal Defeasance option or the Covenant Defeasance option:

(a) the Corporation must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Debt Securities of a particular Series subject to an irrevocable trust and security agreement in form and substance satisfactory to the Trustee, acting reasonably, money in the currency in which such Debt Securities are payable, non-callable Government Securities in such currency, or a combination thereof, in such amounts as will be sufficient without consideration of reinvestment of interest and after payment of all taxes, in the opinion of an independent accounting or investment banking firm of national standing in Canada or the United States, to pay the principal of, and interest and premium, if any, on the outstanding Debt Securities of such Series on their Stated Maturity or on the applicable Redemption Date, as the case may be, and the Corporation must specify whether the Debt Securities are being defeased to maturity or to a particular Redemption Date;

(b) in the case of Legal Defeasance, the Corporation will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (i) the Corporation has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (ii) there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders and beneficial owners of the outstanding Debt Securities of such Series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of Covenant Defeasance, the Corporation will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders and beneficial owners of the outstanding Debt Securities of such Series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S.

federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) in the case of Legal Defeasance or Covenant Defeasance, the Corporation must deliver to the Trustee an Opinion of Counsel in Canada reasonably acceptable to the Trustee confirming that the Holders and beneficial owners of the outstanding Debt Securities of such Series will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred;

(e) no Event of Default will have occurred and be continuing either: (i) on the date of such deposit; or (ii) insofar as Events of Default specified in Section 7.01 concerned, at any time in the period ending on the 91st day after the date of deposit;

(f) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Corporation, or any of its subsidiaries, is a party or by which the Corporation, or any of its subsidiaries, is bound;

(g) the Corporation must deliver to the Trustee a Certificate of the Corporation stating that the deposit was not made by the Corporation with the intent of preferring the Holders over the other creditors of the Corporation or with the intent of defeating, hindering, delaying or defrauding creditors of the Corporation or others;

(h) if the Debt Securities are to be redeemed prior to their Stated Maturity, the Corporation must deliver to the Trustee irrevocable instructions to redeem all of the Debt Securities of such Series on the specified Redemption Date;

(i) the Trustee, for the benefit of the Holders, will have a perfected security interest under Applicable Law in and to the money or Government Securities deposited under Section 12.04(a);

(j) the Corporation will have delivered to the Trustee an Opinion of Counsel in Canada, in form and substance reasonably satisfactory to the Trustee, to the effect that, (A) the trust funds will not be subject to the rights of holders of Indebtedness of the Corporation other than the Debt Securities of such Series and (B) assuming no intervening bankruptcy or other insolvency proceedings or filing relating to the Corporation between the date of deposit and the 91st day following the deposit and that no Holder of such Debt Securities is an insider of the Corporation, after the passage of 90 days following the deposit, the trust funds will not be subject to any applicable bankruptcy, insolvency, reorganization or similar law affecting creditors' rights generally; and

(k) the Corporation must deliver to the Trustee a Certificate of the Corporation and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with provided however that no deposit under Section 12.04(a) will be effective to terminate the obligations of the Corporation under the Debt Securities prior to 91 days following any such deposit.

12.05 **Survival of Certain Obligations**

Notwithstanding Sections 12.02, 12.03 and 12.11, any obligations of the Corporation and the Trustee or other applicable Person, as the case may be, in Sections 2.05 through 2.14, 5.01, 5.02, 5.03, 7.09, 8.01, 8.02, 8.07, 8.08, 8.09, 8.10, 8.13 and 12.05 through 12.10 will survive until the Debt Securities have been indefeasibly paid in full. Thereafter, any obligations of the Corporation in Sections 8.07, 12.05, 12.06, 12.07, 12.08, 12.09 and 12.10 will survive such satisfaction and discharge. Nothing contained in this Article 12 will abrogate any of the rights, obligations or duties of the Trustee under this Indenture.

12.06 **Acknowledgment of Discharge by Trustee**

After the conditions of Section 12.02, 12.03, 12.04 or 12.11 have been satisfied, the Trustee, at the expense of the Corporation, upon written request will acknowledge in writing the discharge of all of the Corporation's obligations under this Indenture except for those surviving obligations specified in this Article 12.

12.07 **Application of Trust Money**

All money deposited with the Trustee pursuant to Section 12.04 or 12.11 will be held in trust and applied by it, in accordance with the provisions of the Debt Securities and this Indenture and any applicable Order of the Corporation, to the payment, either directly or through any Paying Agent, as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee.

12.08 **Repayment to the Corporation**

(1) The Trustee and any Paying Agent will promptly pay to the Corporation upon Request of the Corporation any money or Government Securities not required for the payment of the principal of (and premium, if any) and interest on Debt Securities of any Series for which money or Government Securities have been deposited pursuant to Section 12.04 held by them at any time.

(2) Subject to Applicable Law, the Trustee and any Paying Agent will pay to the Corporation upon an Order of the Corporation any money held by them for the payment of principal (and premium, if any) and interest that remains unclaimed for two years after the Maturity of the Debt Securities for which a deposit has been made pursuant to this Article 12. After such payment to the Corporation, the Holders of Debt Securities of such Series will thereafter be unsecured general creditors and look only to the Corporation for payment thereof.

12.09 **Indemnity for Government Securities**

The Corporation will pay and must indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited Government Securities or the principal and interest, if any, received on such Government Securities.

12.10 **Reinstatement**

If the Trustee or Paying Agent is unable to apply cash or Government Securities in accordance with this Article 12 by reason of any legal proceeding or by reason of any order or judgment of any court or Governmental Authority enjoining, restraining or otherwise prohibiting such application, the Corporation's obligations under this Indenture and the Debt Securities of the applicable Series will be revived and reinstated as though no deposit had occurred pursuant to this Article 12 until such time as the Trustee or any such Paying Agent is permitted to apply all such cash and Government Securities in accordance with this Article 12; provided, however, that, if the Corporation has made any payment of principal of, (and premium, if any) and interest, if any, on any Debt Securities of a particular Series because of the reinstatement of its obligations, the Corporation will be subrogated to the rights of the Holders of such Debt Securities to receive such payment from the cash or Government Securities held by the Trustee or Paying Agent.

12.11 **Satisfaction and Discharge**

(1) This Indenture will, upon Request of the Corporation, cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Debt Securities provided for herein, rights to receive payments of principal of (and premium, if any) and interest thereon and as to any indemnification of the Trustee by the Corporation), and the Trustee will execute proper instruments acknowledging satisfaction and discharge of this Indenture, when:

(a) either,

(i) all Debt Securities theretofore certified and delivered, other than: (A) Debt Securities that have been destroyed, lost or stolen and that have been replaced or paid as provided in Section 2.12; and (B) Debt Securities for whose payment money has theretofore been irrevocably deposited in trust or segregated and held in trust by the Corporation and thereafter repaid to the Corporation or discharged from such trust, as provided in Section 5.03 have been delivered to the Trustee for cancellation; or

(ii) all such Debt Securities not theretofore delivered to the Trustee for cancellation:

(A) have become due and payable;

(B) will become due and payable at their Stated Maturity within one year; or

(C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice by the Trustee in the name, and at the expense, of the Corporation;

and the Corporation, in the case of Sections 12.11(1)(a)(ii)(A), (B) or (C) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount sufficient to pay and discharge the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (in the case of Debt Securities that have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(b) the Corporation has paid or caused to be paid all other sums payable hereunder by the Corporation; and

(c) the Corporation has delivered to the Trustee a Certificate of the Corporation and an Opinion of Counsel stating that all conditions precedent herein provided related to the satisfaction and discharge of this Indenture have been complied with.

12.12 **Investment of Trust Money**

(1) Upon receipt of a written Order of the Corporation, the Trustee will invest funds received from the Corporation in its name in accordance with such Order. Any Order of the Corporation will be provided to the Trustee no later than 9:00 a.m. on the day on which the investment is to be made. Any such Order of the Corporation received by the Trustee after 9:00 a.m. or received on a non-Business Day, will be deemed to have been given prior to 9:00 a.m. on the next Business Day. For the purpose of this Section, "**Authorized Investments**" means short-term interest-bearing or discount debt obligations issued or guaranteed by the Government of Canada, the Government of a province of Canada or a Canadian chartered bank (which may include an Affiliate or related party of the Trustee) provided that such obligation is rated at least R-1 (middle) by Dominion Bond Rating Service Limited or has an equivalent rating from another widely recognized rating service.

(2) In the absence of any Order of the Corporation to invest such funds in an Authorized Investment, the Trustee may hold cash balances constituting part or all of such funds and may, but need not, invest same in its deposit department or the deposit department of one of its Affiliates or of a Schedule I or II Canadian chartered bank; but the Trustee and its Affiliates will not be liable to account for any profit to the Corporation or to any other Person other than at a rate, if any, established from time to time by the Trustee or one of its Affiliates.

(3) For the purpose of this Section, "Affiliate" includes affiliated companies within the meaning of the *Business Corporations Act* (Ontario), as amended.

(4) The Trustee will not be held liable for any losses incurred in the investment of any such funds in Authorized Investments.

ARTICLE 13 - NOTICES

13.01 Notice to Trustee

Any notice, request or other communication to the Trustee under any provision of this Indenture will be valid and effective if in writing, if delivered to the Trustee or if sent by registered mail, postage prepaid, or by facsimile transmission (with receipt confirmed) addressed to the Canadian Trustee at its office at Suite 1101, 4 King Street West, Toronto, Ontario, M5H 1B6, (facsimile no. (416) 360-1711/1727) Attention: Senior Trust Officer and to the U.S. Trustee at its office at 101 Barclay Street, 21 W, New York, NY, 10286, (Attention: Global Finance Unit), (facsimile no. (212) 815-5802). Any notice given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the second Business Day following the deposit thereof in the mail and, if given by facsimile transmission, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. The Trustee may from time to time notify the Corporation in writing of a change in address which thereafter, until changed by like notice, will be the address of the Trustee for all purposes of this Indenture.

13.02 Notice to Corporation

Any notice to the Corporation under any provision of this Indenture will be valid and effective if delivered to an officer of the Corporation or if sent by registered mail, postage prepaid, or by facsimile transmission (with receipt confirmed) addressed to the Corporation at 386 Wilcox Street, Hamilton, Ontario, L8L 8K5, (facsimile no. (905) 308-7002) Attention: Chief Financial Officer. Any notice given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the second Business Day following the deposit thereof in the mail and, if given by facsimile transmission, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. The Corporation may from time to time notify the Trustee in writing of a change in address which thereafter, until changed by like notice, will be the address of the Corporation for all purposes of this Indenture.

13.03 Notice to Holders

(1) Any Notice to Holders of Debt Securities of a Series may be effectively given if delivered or if sent to a destination within Canada by first class mail or to a destination outside Canada by airmail, postage prepaid, in each case addressed to the applicable Holder at its post office address appearing in the relevant register for such Series, or, with the consent of a Holder, by means of internet-based or other electronic communication or in any other manner from time to time permitted by Applicable Securities Laws, and will be deemed to have been given, if delivered, on the date of delivery or, if mailed, on the fifth Business Day following mailing, or, if sent by internet-based or other electronic communication, as specified in the consent, or by any other means, as specified in Applicable Securities Laws, as the case may be.

(2) If the regular mail service is suspended or for any other reason it will be impracticable to give Notice to Holders of Debt Securities by mail, then such notification to Holders of Debt Securities, as will be made with the approval of the Trustee, will constitute sufficient Notice to such Holders for every purpose hereunder.

(3) A defect in any notice will not affect the sufficiency of any Notice given to Holders of Debt Securities as provided above. Any Notice sent to the Holders of Debt Securities as provided above will be effective notwithstanding that any such Notice has accidentally or inadvertently not been delivered or mailed to one or more such Holders.

13.04 **Mail Service Interruption**

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee or to the Corporation would reasonably be unlikely to reach its destination by the time notice by mail would have been deemed to have been given pursuant to Section 13.01 or 13.02, such notice will be valid and effective only if delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with Section 13.01 or 13.02, as the case may be, by telecopier or other means of prepaid transmitted or recorded communication.

13.05 **Certificate and Opinion as to Conditions Precedent**

Upon any request or application by the Corporation to the Trustee to take or refrain from taking any action under this Indenture, the Corporation will furnish upon request to the Trustee:

(a) a Certificate of the Corporation in form reasonably satisfactory to the Trustee stating that, in the opinion of the signer, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b) an Opinion of Counsel in form reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

A Certificate of the Corporation may be based, insofar as it relates to legal matters, upon an Opinion of Counsel, unless the officer signing such certificate knows, or in the exercise of reasonable care should know, that such Opinion of Counsel with respect to the matters upon which such Certificate of the Corporation is based are erroneous. Any Opinion of Counsel may be based and may state that it is so based, insofar as it relates to factual matters, upon a Certificate of the Corporation stating that the information with respect to such factual matters is in the possession of the Corporation, unless the counsel signing such Opinion of Counsel knows, or in the exercise of reasonable care should know, that the Certificate of the Corporation with respect to the matters upon which such Opinion of Counsel is based are erroneous.

13.06 **Statements Required in Certificate or Opinion**

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture will include:

(a) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such individual, he/she has made such examination or investigation as is necessary to enable him/her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

ARTICLE 14 - EXECUTION

14.01 Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which so executed will be deemed to be an original, and such counterparts together will constitute one and the same instrument and notwithstanding their date of execution will be deemed to bear date as of March 31, 2006.

IN WITNESS WHEREOF each of the parties has executed this Indenture.

STELCO INC.

"Courtney Pratt"

By: ____________________________

Name: Courtney Pratt
Title: President and CEO

"William E. Vaughan"

By: ____________________________

Name: William E. Vaughan
Title: Senior V.P. – Finance and Chief Financial Officer

BNY TRUST COMPANY OF CANADA, as Canadian Trustee

"Marcia Redway"

By: ____________________________

Name: Marcia Redway
Title: Authorized Officer

THE BANK OF NEW YORK, as U.S. Trustee

"Stanislav Pertsev"

By: ____________________________

Name: Stanislav Pertsev
Title: Assistant Treasurer

SCHEDULE A

FORM OF GUARANTEE

GUARANTEE

Guarantee dated as of March 31, 2006 by **[NAME OF GUARANTOR]**, (the "**Guarantor**") to and in favour of **BNY TRUST COMPANY OF CANADA** (together with its successors and assigns in such capacity as agent, the "**Canadian Trustee**") and **THE BANK OF NEW YORK** (together with its successors and assigns in such capacity as agent and together with the Canadian Trustee, the "**Trustee**") as agent for itself, as Trustee, and for the Noteholders (as defined in the Indenture).

RECITALS:

(a) Stelco Inc. (the "**Corporation**") and The Royal Trust Company, as trustee, entered into a trust indenture dated as of November 30, 1989 (as amended and supplemented by (i) a first supplemental indenture dated as of November 12, 1998 between the Corporation, The Royal Trust Company and CIBC Mellon Trust Company; (ii) a second supplemental indenture dated as of January 1, 1999 between the Corporation and CIBC Mellon Trust Company; and (iii) a third supplemental indenture dated as of February 15, 1999 between the Corporation and CIBC Mellon Trust Company) providing for the issuance of Debentures (as defined therein) designated as "10.40% Retractable Debentures" in the principal amount of up to one hundred twenty-five million dollars ($125,000,000) in lawful money of Canada (the "**Senior 2009 Bond**");

(b) The Corporation and Montreal Trust Company of Canada, as trustee, entered into a trust indenture dated as of February 15, 1999 providing for the issuance of Debentures (as defined therein) designated as "8% Debentures due 2006" in the principal amount of up to one hundred fifty million dollars ($150,000,000) in lawful money of Canada (the "**Senior 2006 Bond**");

(c) The Corporation and CIBC Mellon Trust Company, as trustee, entered into a trust indenture dated as of January 8, 2002 (as amended and supplemented by a first supplemental indenture dated as of January 21, 2002 between the Corporation and CIBC Mellon Trust Company) providing for the issuance of Debentures (as defined therein) designated as "9.50% Convertible Unsecured Subordinated Debentures due 2007" in the principal amount of up to ninety million dollars ($90,000,000) in lawful money of Canada (together with the Senior 2009 Bond and the Senior 2006 Bond, the "**Bonds**");

(d) On January 29, 2004, the Corporation, Stelwire Ltd., Stelpipe Ltd., Welland Pipe Ltd. and CHT Steel Company Inc. (collectively, the "**Applicants**") were granted relief under a proceeding (the "**CCAA Proceeding**") commenced under the *Companies' Creditors Arrangement Act* (Canada) ("**CCAA**") pursuant to the order of Mr. Justice Farley, as such order was amended by the Ontario Superior Court of Justice (Commercial List) (the "**Court**");

(e) On December 9, 2005, the Applicants submitted the third amended and restated plan of arrangement and reorganization with the Court pursuant to the provisions of the *Canada Business Corporations Act* ("**CBCA**") and the CCAA (as such plan may be amended, supplemented, modified, restated or amended and restated, the "**CCAA Plan**"), and on January 20, 2006, the Court granted an order approving the CCAA Plan after approval thereof by the Affected Creditors (as defined in the CCAA Plan) in accordance with the CCAA (the "**Sanction Order**");

(f) As part of the CCAA Plan, each Affected Creditor (as defined in the CCAA Plan) with a Proven Claim (as defined in the CCAA Plan), including the rights and claims of the holders of debentures issued under or in connection with the Bonds, will receive, in full satisfaction of its Proven Claim (as defined in the CCAA Plan) against the Corporation or a Subsidiary Applicant (as defined in the CCAA Plan), as the case may be, its *pro rata* share of, *inter alia*, the principal amount of the U.S. dollar equivalent (rounded up to the nearest one thousand dollars (U.S.$1,000) in lawful money of the United States) of two hundred seventy-five million dollars ($275,000,000) in lawful money of Canada of secured floating rate notes with a ten (10) year term to be issued pursuant to the Sanction Order and a trust indenture dated as of March 31, 2006 (the "**Principal Indenture**") as supplemented by a first supplemental indenture dated as of March 31, 2006 (together with the Principal Indenture, the "**Indenture**") each made between the Corporation and the Trustee;

(g) The Guarantor is a wholly-owned subsidiary of the Corporation, **[created in connection with the plan of arrangement pursuant to the CBCA dated February 10, 2006 involving, *inter alia*, the Corporation and the Guarantor, as approved by the Court (the "CBCA Order")]**;

(h) The Guarantor has agreed with the Trustee to guarantee the payment and performance of all present and future debts, liabilities and obligations, direct or indirect, absolute or contingent, of the Corporation to the Trustee arising pursuant to, or in respect of, the Indenture and the Secured Note Loan Documents; and

(i) The Guarantor has executed and delivered to the Trustee the agreements described in Schedule "A" as continuing collateral security for the obligations of the Guarantor under this guarantee and the other Secured Note Loan Documents to which the Guarantor is party (together with any other security held by the Trustee from time to time for the Guarantor's obligations under this guarantee and the other Secured Note Loan Documents to which the Guarantor is party, the "**Guarantor Security Documents**").

In consideration of the foregoing, the sum of $10.00 now paid by the Trustee to the Guarantor and other good and valuable consideration (the receipt and adequacy of which are acknowledged), the Guarantor agrees as follows:

ARTICLE 1
GUARANTEE

Section 1.1 Guarantee

The Guarantor irrevocably and unconditionally guarantees to the Trustee and the Noteholders (i) the due and punctual payment, and the due performance, whether at stated maturity, by acceleration or otherwise, of all debts, liabilities and obligations, present or future, direct or indirect, absolute or contingent, at any time or from time to time due or accruing due and owing by or otherwise payable by the Corporation to the Trustee and the Noteholders, in any currency, under or in connection with or pursuant to the Indenture and any other Secured Note Loan Document to which the Corporation is a party and whether incurred by the Corporation alone or jointly with another or others and whether as principal, guarantor or surety and in whatever name or style, and (ii) the due performance and compliance by the Corporation with all of the terms and conditions of the Indenture and the other Secured Note Loan Documents to which the Corporation is a party, as such debts, liabilities, obligations, terms and conditions may be varied from time to time as contemplated by Section 2.8 (such obligations, the "**Guaranteed Obligations**").

Section 1.2 Indemnity

If any or all of the Guaranteed Obligations are not duly performed by the Corporation and are not performed by the Guarantor under Section 1.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Trustee from and against all losses resulting from the failure of the Corporation to perform such Guaranteed Obligations.

Section 1.3 Primary Obligation

If any or all of the Guaranteed Obligations are not duly performed by the Corporation and are not performed by the Guarantor under Section 1.1 or the Trustee is not indemnified under Section 1.2, in each case, for any reason whatsoever, such Guaranteed Obligations will, as a separate and distinct obligation, be performed by the Guarantor as primary obligor.

Section 1.4 Continuing Liability

The liability of the Guarantor shall continue and be binding on the Guarantor, and as well after as before default and after and as before maturity of this guarantee, until all the Guaranteed Obligations are fully paid and satisfied.

Section 1.5 Absolute Liability

The Guarantor guarantees that the Guaranteed Obligations will be paid to the Trustee and performed strictly in accordance with their terms and conditions, and agrees that the liability of the Guarantor under Section 1.1 and Section 1.3 and, for greater certainty, under Section 1.2, is absolute and unconditional irrespective of:

(a) whether any other person or persons (an "**Additional Guarantor**") shall become in any other way responsible to the Trustee or the Noteholders, or in respect of all or any part of the Guaranteed Obligations;

(b) whether any such Additional Guarantor shall cease to be so liable;

(c) the lack of validity or enforceability of any terms of any of the Secured Note Loan Documents, the Sanction Order, any other order (a "**CCAA Order**") made by the Court in request of the Applicants in the CCAA Proceeding or **[the order of the Court dated February 14, 2006 approving the plan of arrangement pursuant to the CBCA involing the Corporation and the Guarantor (the "CBCA Order")] [CBCA Order]**;

(d) any contest by the Corporation or any other Person as to the amount of the Guaranteed Obligations, the validity or enforceability of any terms of the Secured Note Loan Documents, the Sanction Order, any other CCAA Orders or the CBCA Order or the priority of any security granted to the Trustee;

(e) any defence, counter-claim or right of set-off available to the Corporation or the Guarantor;

(f) any release, compounding or other variance of the liability of the Corporation or any other Person liable in any manner under or in respect of the Guaranteed Obligations or the extinguishment of all or any part of the Guaranteed Obligations by operation of law;

(g) any change in the time or times for, or place or manner or terms of payment or performance of the Guaranteed Obligations or any consent, waiver, renewal, alteration, extension, compromise, arrangement, concession, release, discharge or other indulgences which the Trustee may grant to the Corporation or any other Person;

(h) any amendment or supplement to, or alteration or renewal of, or restatement, replacement, refinancing or modification or variation of (including any increase in the amounts available thereunder or the inclusion of an additional borrower thereunder), or other action or inaction under, any of the Secured Note Loan Documents, the Sanction Order, any other CCAA Orders or the CBCA Order or any other related document or instrument, or the Guaranteed Obligations;

(i) any discontinuance, termination, reduction, renewal, increase, abstention from renewing or other variation of any credit or credit facilities to, or the terms or conditions of any transaction with, the Corporation or any other Person;

(j) any change in the ownership, control, name, objects, businesses, assets, capital structure or constitution of the Corporation, the Guarantor or any other Restricted Subsidiary or any reorganization (whether by way of reconstruction, consolidation, amalgamation, merger, transfer, sale, lease or otherwise) of the Corporation, the Guarantor or any other Restricted Subsidiary or their respective businesses;

(k) any dealings with the security which the Trustee holds or may hold pursuant to the terms and conditions of the Secured Note Loan Documents, including the taking,

giving up or exchange of securities, their variation or realization, the accepting of compositions and the granting of releases and discharges;

(l) any limitation of status or power, disability, incapacity or other circumstance relating to the Corporation, the Guarantor, any other Restricted Subsidiary or any other Person, including any bankruptcy, insolvency, reorganization, composition, adjustment, dissolution, liquidation, winding-up or other like proceeding involving or affecting the Corporation, the Guarantor, any other Restricted Subsidiary or any other Person or any action taken with respect to this guarantee by any trustee or receiver, or by any court, in any such proceeding, whether or not the Guarantor shall have notice or knowledge of any of the foregoing;

(m) the assignment of all or any part of the benefits of this guarantee;

(n) any impossibility, impracticability, frustration of purpose, force majeure or illegality of the Secured Note Loan Document, or the occurrence of any change in the laws, rules, regulations or ordinances of any jurisdiction or by any present or future action of (i) any Governmental Authority that amends, varies, reduces or otherwise affects, or purports to amend, vary, reduce or otherwise affect, any of the Guaranteed Obligations or the obligations of the Guarantor under this guarantee, or (ii) any court order that amends, varies, reduces or otherwise affects any of the Guaranteed Obligations;

(o) any taking or failure to take security, any loss of, or loss of value of, any security, or any invalidity, non-perfection or unenforceability of any security held by the Trustee, or any exercise or enforcement of, or failure to exercise or enforce, security, or irregularity or defect in the manner or procedure by which the Trustee realizes on such security;

(p) any application of any sums received to the Guaranteed Obligations, or any part thereof, and any change in such application; and

(q) any other circumstances which might otherwise constitute a defence available to, or a discharge of, the Guarantor, the Corporation or any other Person in respect of the Guaranteed Obligations or this guarantee, including failure to give notice of acceptance of this guarantee, presentment, demand, protest, notice of protest, notice of non-payment or default and all other notices to which the Corporation or the Guarantor may be entitled to.

ARTICLE 2
ENFORCEMENT

Section 2.1 Remedies

The Trustee shall not be bound to exhaust their recourse against the Corporation or any other Person or realize on any security they may hold in respect of the Guaranteed Obligations before being entitled to (i) enforce payment and performance under this guarantee or (ii) pursue

any other remedy against the Guarantor, and the Guarantor renounces all benefits of discussion and division.

Section 2.2 Impairment of Security

Any loss of, or loss of value of, any security granted to the Trustee by the Corporation or any other Person shall not discharge *pro tanto* or limit or lessen the liability of the Guarantor under this guarantee except as a result of, and to the extent caused by, the gross negligence or wilful misconduct of the Trustee.

Section 2.3 Amount of Guaranteed Obligations

Any account settled or stated by or between the Trustee and the Corporation, or if any such account has not been settled or stated immediately before demand for payment under this guarantee, any account stated by the Trustee shall, in the absence of manifest mathematical error, be accepted by the Guarantor as conclusive evidence of the amount of the Guaranteed Obligations which is due by the Corporation to the Trustee or remains unpaid by the Corporation to the Trustee.

Section 2.4 Payment on Demand

The obligation of the Guarantor to pay and perform the Guaranteed Obligations and pay all other amounts payable by it to the Trustee under this guarantee shall arise, and the Guarantor shall make such payments or perform, immediately after demand for such payment or performance is made in writing to it. The liability of the Guarantor shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Secured Note Loan Document (including any adjustment to give effect to the provisions of the *Interest Act* (Canada)).

Section 2.5 Costs and Expenses

The Guarantor is liable for and will pay on demand by the Trustee any and all expenses, costs and charges incurred by or on behalf of the Trustee in connection with this guarantee, including all legal fees, court costs, receivers or agent's remuneration and other expenses in connection with enforcing any of their rights under this guarantee.

Section 2.6 Assignment and Postponement

(a) All obligations, liabilities and indebtedness of the Corporation to the Guarantor of any nature whatsoever and all security therefor (the "**Intercorporate Indebtedness**") are assigned and transferred to the Trustee as continuing and collateral security for the Guarantor's obligations under this guarantee and postponed to the payment in full of all Guaranteed Obligations. Notwithstanding the foregoing, until the occurrence of a Default or an Event of Default that is continuing, the Guarantor may receive payments in respect of the Intercorporate Indebtedness as permitted under the Indenture. The Guarantor shall not assign all or any part of the Intercorporate Indebtedness to any Person other than to the Secured Creditors (as defined in, and in accordance with, the Inter-Creditor Agreement).

(b) Upon the occurrence of a Default or an Event of Default that is continuing, all Intercorporate Indebtedness shall be held in trust for the Trustee and shall be collected, enforced or proved subject to, and for the purpose of, this guarantee. In such event, any payments received by the Guarantor in respect of the Intercorporate Indebtedness shall be held in trust for the Trustee and segregated from other funds and property held by the Guarantor and immediately paid to the Trustee on account of the Guaranteed Obligations.

(c) The Intercorporate Indebtedness shall not be released or withdrawn by the Guarantor unless the Trustee's written consent to the release or withdrawal is first obtained. The Guarantor shall not allow a limitation period to expire on the Intercorporate Indebtedness or ask for or obtain any security or negotiable paper for, or other evidence of, the Intercorporate Indebtedness except for the purpose of delivering the same to the Trustee.

(d) In the event of any insolvency, bankruptcy or other proceeding involving the liquidation, arrangement, compromise, reorganization or other relief with respect to the Corporation or its debts, the Guarantor will, upon the request of the Trustee, make and present a proof of claim or commence such other proceedings against the Corporation on account of the Intercorporate Indebtedness as may be reasonably necessary to establish the Guarantor's entitlement to payment of any Intercorporate Indebtedness. Such proof of claim or other proceeding must be made or commenced prior to the earlier of (i) the day which is thirty (30) days after notice requesting such action is delivered by or on behalf of the Trustee to the Guarantor and (ii) the day which is ten (10) days preceding the date when such proof of claim or other proceeding is required by Applicable Law to be made or commenced. Such proof of claim or other proceeding must be in form and substance acceptable to the Trustee.

(e) If the Guarantor fails to make and file such proof of claim or commence such other proceeding in accordance with this Section, the Trustee is irrevocably authorized, empowered and directed and appointed the true and lawful attorney of the Guarantor (but each is not obliged) with the power to exercise for and on behalf of the Guarantor the following rights, upon the occurrence and during the continuance of an Event of Default: (i) to make and present for and on behalf of the Guarantor proofs of claims or other such proceedings against the Corporation on account of the Intercorporate Indebtedness, (ii) to demand, sue for, receive and collect any and all dividends or other payments or disbursements made in respect of the Intercorporate Indebtedness in whatever form the same may be paid or issued and to apply the same on account of the Guaranteed Obligations, and (iii) to demand, sue for, collect and receive each such payment and distribution and give acquittance therefor and to file claims and take such other actions, in its own name or in the name of the Guarantor or otherwise, as the Trustee may deem necessary or advisable to enforce each of its rights under this guarantee.

(f) The Guarantor will execute all subordinations, postponements, assignments and other agreements as the Trustee may reasonably request to more effectively subordinate

and postpone the Intercorporate Indebtedness to the payment and performance of the Guaranteed Obligations.

(g) The provisions of this Section 2.6 survive the termination of this guarantee and remain in full force and effect until (i) the Guaranteed Obligations are repaid in full; and (ii) the Trustee has no further obligations under any of the Secured Note Loan Documents.

Section 2.7 Suspension of Guarantor Rights

So long as there are any Guaranteed Obligations, the Guarantor will not exercise any rights which it may at any time have by reason of the performance of any of its obligations under this guarantee (i) to be indemnified by the Corporation, (ii) to claim contribution from any other guarantor of the debts, liabilities or obligations of the Corporation, or (iii) subject to Section 2.9, to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Trustee under the Secured Note Loan Documents.

Section 2.8 No Prejudice to the Trustee

The Trustee shall not be prejudiced in any way in the right to enforce any provision of this guarantee by any act or failure to act on the part of the Corporation or the Trustee. The Trustee may, at any time and from time to time, in such manner as any of them may determine is expedient, without any consent of, or notice to, the Guarantor and without impairing or releasing the obligations of the Guarantor (i) change the manner, place, time or terms of payment or performance of the Guaranteed Obligations, (ii) renew or alter the Guaranteed Obligations, (iii) amend, vary, modify, supplement or replace the Indenture or any Secured Note Loan Document or any other related document or instrument, (iv) discontinue, reduce, renew, increase, abstain from renewing or otherwise vary any credit or credit facilities to, any transaction with, the Corporation or any other Person, (v) release, compound or vary the liability of the Corporation or any other Person liable in any manner under or in respect of the Guaranteed Obligations, (vi) take or abstain from taking securities or collateral from any other Person, or from perfecting securities or collateral of any other Person, (vii) exercise or enforce or refrain from exercising or enforcing any right or security against the Corporation, the Guarantor or any other Person, (viii) accept compromises or arrangement from any Person, (ix) apply any sums from time to time received to the Guaranteed Obligations, or any part thereof, and change any such application in whole or in part from time to time, (x) otherwise deal with, or waive or modify their right to deal with, any Person and security. In their dealings with the Corporation, the Trustee need not enquire into the authority or power of any Person purporting to act for or on behalf of the Corporation.

Section 2.9 No Subrogation

The Guarantor irrevocably waives any claim, remedy or other right which it may now have or hereafter acquire against the Corporation that arises from the existence, payment, performance or enforcement of the Guarantor's obligations under this guarantee, including any right of subrogation, reimbursement, exoneration, indemnification or any right to participate in any claim or remedy of the Trustee against the Corporation or any collateral which the Trustee now has or hereafter acquires, whether or not such claim, remedy or other right is reduced to

judgment or is liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured, and whether or not such claim, remedy or other right arises in equity or under contract, statute or common law. The Guarantor further agrees that the Corporation shall be an intended third party beneficiary of the Guarantor's waiver contained in this Section 2.9. If any amount is paid to the Guarantor in violation of this Section and, at such time, the claims of the Trustee against the Corporation in respect of the Guaranteed Obligations shall not have been paid in full, any amount paid to the Guarantor shall be deemed to have been paid to the Guarantor for the benefit of, and held in trust for, the Trustee, and shall immediately be paid to the Trustee to be credited and applied upon such Guaranteed Obligations. The Guarantor acknowledges that it will receive direct and indirect benefits from the transactions contemplated by this guarantee and that the waiver in this Section 2.9 is knowingly made in contemplation of such benefits.

Section 2.10 No Set-off

To the fullest extent permitted by law, the Guarantor shall make all payments under this guarantee without regard to any defence, counter-claim or right of set-off available to it.

Section 2.11 Successors of the Corporation

This guarantee will not be revoked by any change in the constitution of the Corporation. This guarantee and the Guarantor Security Documents extend to any person, firm or corporation acquiring, or from time to time carrying on, the business of the Corporation.

Section 2.12 Continuing Guarantee and Continuing Obligations

The obligation of the Guarantor under Section 1.1 is a continuing guarantee, and the obligations of the Guarantor under Section 1.2 and Section 1.3 are continuing obligations. Each of Section 1.1, Section 1.2 and Section 1.3 extends to all present and future Guaranteed Obligations, applies to and secures the ultimate balance of the Guaranteed Obligations due or remaining due to the Trustee and is binding as a continuing obligation of the Guarantor until the Trustee releases the Guarantor in accordance with the terms of the Indenture. This guarantee will continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Trustee upon the insolvency, bankruptcy or reorganization of the Corporation or otherwise, all as though the payment had not been made.

Section 2.13 Supplemental Security

This guarantee is in addition and without prejudice to and supplemental to all other guarantees and securities held or which may hereafter be held by the Trustee.

Section 2.14 Security for Guarantee

The Guarantor acknowledges that this guarantee is intended to guarantee payment of the Guaranteed Obligations and that the payment of the Guaranteed Obligations and the other obligations of the Guarantor under this guarantee are secured pursuant to the terms and provisions of the Guarantor Security Documents.

Section 2.15 Right of Set-off

Upon the occurrence and during the continuance of any Event of Default, the Trustee is authorized by the Guarantor at any time and from time to time and may, to the fullest extent permitted by law, set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Trustee to or for the credit or the account of the Guarantor against any and all of the obligations of the Guarantor now or hereafter existing irrespective of whether or not (i) the Trustee has made any demand under this guarantee, or (ii) any of the obligations comprising the Guaranteed Obligations are contingent or unmatured. The Trustee agrees promptly to notify the Guarantor after any such set-off and application made by the Trustee provided that the failure to give notice shall not affect the validity of the set-off and application. The rights of the Trustee under this Section 2.15 are in addition and without prejudice to and supplemental to other rights and remedies which the Trustee may have.

Section 2.16 Interest Act (Canada)

The Guarantor acknowledges that certain of the rates of interest applicable to the Guaranteed Obligations may be computed on the basis of a year of three hundred sixty (360) days or three hundred sixty-five (365) or three hundred sixty-six (366) days, as the case may be, and paid for the actual number of days elapsed. For purposes of the *Interest Act* (Canada), whenever any interest is calculated using a rate based on a year of three hundred sixty (360) days or three hundred sixty-five (365) or three hundred sixty-six (366) days, as the case may be, such rate determined pursuant to such calculation, when expressed as an annual rate is equivalent to (i) the applicable rate based on a year of three hundred sixty (360) days or three hundred sixty-five (365) or three hundred sixty-six (366) days, as the case may be, (ii) multiplied by the actual number of days in the calendar year in which the period for such interest is payable (or compounded) ends, and (iii) divided by three hundred sixty (360) days or three hundred sixty-five (365) or three hundred sixty-six (366), as the case may be.

Section 2.17 Taxes and Other Taxes

(a) All payments to the Trustee, any Noteholder and any other Person considered to be a beneficial owner of a Secured Note (each a "**Tax Indemnitee**") by the Guarantor under this guarantee or any of the Secured Note Loan Documents to which the Guarantor is a party will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, interest, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("**Withholding Taxes**"), unless the Guarantor is required to withhold or deduct Withholding Taxes under the laws of Canada, the United States, any other relevant jurisdiction, or any political subdivision or taxing authority thereof, or by the interpretation or administration of such laws. If the Guarantor is so required to withhold or deduct any amount for or on account of Withholding Taxes from any payment made under or with respect to this guarantee or any of the other Secured Note Loan Documents to which the Guarantor is a party, the Guarantor will pay to each Tax Indemnitee such additional amounts ("**Additional Amounts**") as may be necessary so that the net amount received by

each Tax Indemnitee after such withholding or deduction will not be less than the amount each such Tax Indemnitee would have received if such Withholding Taxes had not been withheld or deducted, provided that no Additional Amounts will be payable with respect to a payment made to a Tax Indemnitee which is subject to such Withholding Taxes by reason of its being connected with Canada, the United States, any other relevant jurisdiction, or any political subdivision or taxing authority thereof, otherwise than by the mere holding of the Secured Notes or the receipt of payments thereunder (an **"Excluded Holder"**). The Guarantor will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

(b) The Guarantor will furnish, within thirty (30) days after the date of payment of any Withholding Taxes due pursuant to applicable law, to the Tax Indemnitees, copies of tax receipts evidencing that such payment has been made by the Guarantor. The Guarantor will indemnify and hold harmless each Tax Indemnitee (other than an Excluded Holder) and upon written request, reimburse each Tax Indemnitee for the amount of: (i) any Withholding Taxes levied or imposed on such Tax Indemnitee as a result of payments made under or with respect to the guarantee, or any agreement or document contemplated hereby (excluding Taxes imposed on or measured by the net income or profit of a Tax Indemnitee); and (ii) any liability (including penalties, interest and expense) arising therefrom or with respect thereto.

(c) The provisions of this Section 2.17 shall survive the termination of this guarantee.

Section 2.18 Indemnity

The Guarantor shall indemnify and save the Trustee harmless from and against any losses which may arise by virtue of any of the Guaranteed Obligations, the Indenture or any of the Secured Note Loan Documents being or becoming for any reason whatsoever in whole or in part (i) void, voidable, *ultra vires*, illegal, invalid, ineffective or otherwise unenforceable by the Trustee in accordance with its terms, or (ii) released or discharged by operation of law (collectively, an "**Indemnifiable Circumstance**"). For greater certainty, these losses shall include, without limitation, the amount of all Guaranteed Obligations which would have been payable by the Corporation but for the existence of an Indemnifiable Circumstance.

Section 2.19 Judgment Currency

(a) If, for the purposes of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 2.19 referred to as the "**Judgment Currency**") an amount due under this guarantee or under any other Secured Note Loan Document to which the Guarantor is a party in any currency (the "**Obligation Currency**") other than the Judgment Currency, the conversion shall be made at the date of exchange prevailing on the Business Day immediately preceding (i) the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date, or (ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion

is made pursuant to this Section 2.19 being hereinafter in this Section 2.19 referred to as the "**Judgment Conversion Date**").

(b) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 2.19(a), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the Guarantor shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from the Guarantor under Section 2.19(a) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the other Secured Note Loan Documents to which the Guarantor is a party.

(c) The term "**rate of exchange**" in Section 2.19(b) means the rate of exchange at which a Schedule I bank under the *Bank Act* (Canada) would, on the relevant date at or about 12:00 noon (Toronto time), be prepared to sell the Obligation Currency against the Judgment Currency.

ARTICLE 3
REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 3.1 Representations and Warranties

The Guarantor represents and warrants, acknowledging and confirming that the Trustee and the Noteholders are relying on such representations and warranties in connection with the acceptance of this guarantee, that each representation and warranty made by the Corporation under the Indenture, to the extent it pertains to the Guarantor or any of its Subsidiaries, the business of the Guarantor or its Subsidiaries and the Secured Note Loan Documents to which the Guarantor or any of its Subsidiaries is a party, is true, accurate and complete in all respects.

Section 3.2 Indenture Covenants

Until the Guaranteed Obligations and all other amounts owing under this guarantee are paid or repaid in full, the Guaranteed Obligations are performed in full and the Trustee and the Noteholders have no obligations under the Indenture or any of the Secured Note Loan Documents, the Guarantor covenants and agrees that it will take, or will refrain from taking, as the case may be, all actions that are necessary to be taken or not taken so that no violation of any provision, covenant or agreement contained in the Indenture or any of the other Secured Note Loan Documents, and so that no Default or Event of Default, is caused by the actions of the Guarantor or any of its Subsidiaries.

ARTICLE 4
GENERAL

Section 4.1 Notices, etc.

Any notice, direction or other communication (each a "**Notice**") given regarding the matters contemplated by this guarantee shall be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a) to the Guarantor at:

[386 Wilcox Street
Hamilton, Ontario
L8L 8K5
Attention: Chief Financial Officer
Facsimile: (905) 308-7002]

(b) to the Trustee at:

4 King Street, West, Suite 1101
Toronto, ON
M5H 1B6
Attention: Senior Trust Officer
Facsimile: (416) 360-1711/1727

and

101 Barclay Street, 21W
New York, NY
10286

Attention: Global Finance Unit
Facsimile: (212) 815-5802

A Notice is deemed to be delivered and received (i) if sent by personal delivery, on the date of delivery, if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by same-day service courier, on the date of delivery if sent on a Business Day and delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (iii) if sent by overnight courier, on the next Business Day, or (iv) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the party at its changed address. Any element of a party's address that is not specifically changed in a Notice will be assumed not to be changed.

Section 4.2 Defined Terms

Capitalized terms used in this guarantee and not otherwise defined have the meanings specified in the Indenture.

Section 4.3 Interpretation

(a) In this guarantee the words "including", "includes" and "include" mean "including (or includes or include) without limitation". The phrase "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of". The expression "Article", "Section" or other subdivision followed by a number mean and refer to the specified Article, Section or other subdivision of this guarantee.

(b) Any reference in this guarantee to gender shall include all genders and words importing the singular number only shall include the plural and *vice versa*.

(c) The division of this guarantee into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this guarantee.

(d) The schedule attached to this guarantee forms an integral part of it for all purposes of it.

(e) Any reference to this guarantee, the Indenture, any Secured Note Loan Document or any Guarantor Security Document refers to this guarantee or the Indenture or such Secured Note Loan Document or Guarantor Security Document as the same may have been or may from time to time be amended, modified, extended, renewed, restated, replaced or supplemented and includes all schedules and exhibits to it. Any reference in this guarantee to a statute refers to such statute and all rules and regulations made under it as the same may have been or may from time to time be amended or re-enacted.

(f) All references in this guarantee to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

Section 4.4 No Merger, Survival of Representations and Warranties

The representations, warranties and covenants of the Guarantor in this guarantee survive the execution and delivery of this guarantee. Notwithstanding any investigation made by or on behalf of the Trustee, the representations, warranties and covenants in this guarantee continue in full force and effect.

Section 4.5 Further Assurances

(a) The Guarantor will do all acts and things and execute and deliver, or cause to be executed and delivered, all documents and instruments that the Trustee may reasonably request to give full effect to this guarantee and to preserve the rights and powers of the Trustee under this guarantee, including any acknowledgements and confirmations of this guarantee and the Guarantor Security Documents.

(b) The Guarantor acknowledges and confirms that the Guarantor itself has established its own adequate means of obtaining from the Corporation on a continuing basis all

information desired by the Guarantor concerning the financial condition of the Corporation and that the Guarantor will look to the Corporation and not to the Trustee, in order for the Guarantor to keep adequately informed of changes in the Corporation's financial condition.

Section 4.6 Successors and Assigns

This guarantee shall be binding upon the Guarantor, its successors and assigns, and shall enure to the benefit of the Trustee and its successors and assigns. All rights of the Trustee under this guarantee shall be assignable in accordance with the provisions of the Indenture. In any action brought by an assignee to enforce any such right, the Guarantor shall not assert against the assignee any claim or defence which the Guarantor now has or hereafter may have against the Trustee. The Guarantor may not assign, transfer or delegate any of its rights or obligations under this guarantee without the prior written consent of the Trustee.

Section 4.7 Amendment

This guarantee may only be amended, supplemented or otherwise modified by written agreement executed by the Trustee and the Guarantor.

Section 4.8 Waivers, etc.

(a) No consent or waiver by a Trustee in respect of this guarantee is binding unless made in writing and signed by an authorized officer of such Trustee. Any consent or waiver given under this guarantee is effective only in the specific instance and for the specific purpose for which given. No waiver of any of the provisions of this guarantee constitutes a waiver of any other provision.

(b) A failure or delay on the part of the Trustee in exercising a right under this guarantee does not operate as a waiver of, or impair, any right of the Trustee however arising. A single or partial exercise of a right on the part of the Trustee does not preclude any other or further exercise of that right or the exercise of any other right by the Trustee.

Section 4.9 Severability

If any court of competent jurisdiction from which no appeal exists or is taken, determines that any provision of this guarantee is illegal, invalid or unenforceable, that provision will be severed from this guarantee and the remaining provisions will remain in full force and effect.

Section 4.10 Application of Proceeds

All monies collected by the Trustee under this guarantee will be applied as provided in the Indenture and the Inter-Creditor Agreement or the Province Inter-Creditor Agreement as the case may be.

Section 4.11 Governing Law

(a) This guarantee shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) The Guarantor irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario in any action or proceeding arising out of or relating to this guarantee. The Guarantor irrevocably waives objection to the venue of any action or proceeding in such court or that such court provides an inconvenient forum. Nothing in this Section limits the right of the Trustee to bring proceedings against the Guarantor in the courts of any other jurisdiction.

(c) The Guarantor hereby irrevocably consents to the service of any and all process in any such action or proceeding by the delivery of copies of such process to the Guarantor at the address specified in and in accordance with Section 4.1. Nothing in this Section affects the right of the Trustee to serve process in any manner permitted by law.

Section 4.12 Paramountcy

This guarantee is being entered into in connection with the Indenture. In the event of a conflict between the terms of the Indenture and the terms of this guarantee, the terms of the Indenture shall prevail to the extent of such conflict. The Indenture and this guarantee are subject, to the provisions of the Inter-Creditor Agreement and the Province Inter-Creditor Agreement for so long as the same remain in effect and, notwithstanding any of the other provisions of the Indenture and this guarantee, the exercise by the Trustee and/or the Noteholders of any rights and remedies thereunder and hereunder and any action taken by the Trustee and/or the Noteholders thereunder and hereunder shall be subject to the terms of the Inter-Creditor Agreement and the Province Inter-Creditor Agreement for so long as the same remain in effect, provided however, and for greater certainty, the foregoing shall not be deemed to amend or alter the terms thereof or hereof or the rights and obligations thereunder or hereunder as between the Trustee, the Noteholders, the Corporation and the Guarantor.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF the Guarantor has executed this guarantee as of the date first written above.

[NAME OF GUARANTOR]

By: ____________________________
Name:
Title:

By: ____________________________
Name:
Title:

SCHEDULE "A"
GUARANTOR SECURITY DOCUMENTS

1. Security and Pledge Agreement of even date herewith and made by the Guarantor in favour of the Trustee.

2. •

INDEX

List of Documents Furnished Pursuant to Rule 12g3-2(b)(1)(i)

Tab	Document	Date
1	Press Release re: "Stelco provides restructuring update"	January 9, 2006
2	Press Release re: "Stelco announces filing of 45th Monitor's Report"	January 10, 2006
3	Press Release re: "Stelco announces filing of 46th Monitor's Report"	January 13, 2006
4	Press Release re: "Stelco announces filing of 47th Monitor's Report"	January 16, 2006
5	Press Release re: "Stelco issues restructuring update"	January 19, 2006
6	Press Release re: "Stelco announces filing of 48th Monitor's Report"	January 20, 2006
7	Press Release re: "Stelco comments on resignation letter of former directors"	January 21, 2006
8	Press Release re: "Stelco's restructuring receives Court approval"	January 21, 2006
9	Material Change Report	January 24, 2006
10	Press Release re: "Stelco provides update on Lake Erie upgrade program"	January 25, 2006
11	Press Release re: "Stelco issues restructuring update"	January 27, 2006
12	Press Release re: "Stelco announces closing of AltaSteel sale transaction"	February 1, 2006
13	Press Release re: "Stelco completes sale of Norambar, Stelwire and Stelfil to Mittal"	February 1, 2006
14	Press Release re: "Application materials served for Stelco reorganization"	February 3, 2006

15	Press Release re: "Stelco Announces Filing of 50th Monitor's Report"	February 9, 2006
16	Stelco Plan of Arrangement	February 10, 2006
17	Press Release re: "Court approves reorganization of Stelco's corporate structure"	February 14, 2006
18	Press Release re: "Stelco Announces Filing of 51st Monitor's Report"	February 23, 2006
19	Press Release re: "TSX requests that Stelco apply to delist current shares"	February 27, 2006
20	Press Release re: "Stelco announces filing of 52nd Monitor's Report"	February 28, 2006
21	Press Release re: "Stelco stay period extended until March 31, 2006"	March 2, 2006
22	Press Release re: "Stelco to seek delisting of current common shares"	March 3, 2006
23	Material Change Report	March 6, 2006
24	Press Release re: "Stelco to seek court order concerning issuance of floating rate notes"	March 7, 2006
25	Press Release re: "Stelco announces filing of 54th Monitor's Report"	March 10, 2006
26	Press Release re: "Stelco to Appoint Rodney Mott as President and CEO"	March 13, 2006
27	Press Release re: "Stelco confirms delisting of common shares"	March 14, 2006
28	Media Advisory re: "Stelco announces conference call and web cast on fourth quarter and year-end 2005 financial results"	March 15, 2006
29	Press Release re: "Stelco obtains asset sale proceeds distribution order"	March 16, 2006
30	Press Release re: "Stelco announces filing of 55th Monitor's Report"	March 22, 2006

31	Amending Letter	March 23, 2006
32	2005 Annual Report	March 24, 2006
33	Form 13-502F1 – Annual Participation Fee For Reporting Issuers	March 24, 2006
34	Management's Discussion and Analysis	March 24, 2006
35	Press Release re: "Stelco reports results for the fourth quarter and year 2005"	March 24, 2006
36	Press Release re: "Stelco announced distribution record date"	March 24, 2006
37	Stelco Inc. Code of Ethics & Business Conduct	March 24, 2006
38	Stelco Inc. Annual Information Form	March 24, 2006
39	Form 52-109F1 – Certification of Annual Filings (Senior Vice President – Finance and Chief Financial Officer)	March 24, 2006
40	Form 52-109F1 – Certification of Annual Filings (President and Chief Executive Officer)	March 24, 2006
41	Press Release re: "Stelco to seek court order concerning issuance of amended Floating Rate Notes"	March 24, 2006
42	Second Amending Letter	March 24, 2006
43	Press Release re: "Stelco issues restructuring update"	March 27, 2006
44	Press Release re: "Stelco announces posting of certain restructuring plan documents"	March 27, 2006
45	Press Release re: "Stelco obtains Court Order concerning issuance of new securities"	March 28, 2006
46	Press Release re: "Stelco announces filing of 57th Monitor's Report"	March 29, 2006
47	Press Release re: "Stelco set to emerge from restructuring process"	March 31, 2006

48	Certificate of Arrangement	March 31, 2006
49	Certificate of Amendment	March 31, 2006
50	Stelco Inc. and CIBC Mellon Trust Company – Warrant Indenture	March 31, 2006
51	Stelco Inc. and BNY Trust Company of Canada – Trust Indenture	March 31, 2006
52	Stelco Inc. and BNY Trust Company of Canada and The Bank of New York – First Supplemental Indenture	March 31, 2006
53	Stelco Inc. and Province of Ontario - Province Note Loan Agreement	March 31, 2006
54	Stelco Inc. and 1685970 Ontario Inc. and BNY Trust Company of Canada and The Bank of New York and The Province of Ontario – Province Intercreditor Agreement	March 31, 2006
55	Stelco Inc. and Superintendent of Financial Services and The Province of Ontario and Hamilton Coke Limited Partnership and Hamilton Land Limited Partnership and Hamilton Steel Limited Partnership and Lake Erie Coke Limited Partnership and Lake Erie Land Limited Partnership and Lake Erie Steel Limited Partnership – Pension Agreement	March 31, 2006
56	CIT Business Credit Canada Inc. and 1685970 Ontario Inc. and BNY Trust Company of Canada and The Bank of New York and Stelco Inc. and Certain Subsidiaries of Stelco – Inter-Creditor Agreement	March 31, 2006
57	CIT Business Credit Canada Inc. and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and "Any Other Party Which May From Time to Time Become Lender(s) Hereunder" and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and GE Canada Finance Holding Company and GE Capital Markets Inc. and Stelco Inc. – Exit Facility Credit Agreement	March 31, 2006

58	Stelco Inc. and "The Lenders Signatory Hereto From Time to Time" and 1685970 Ontario Inc. – Credit Agreement	March 31, 2006
59	Press Release re: "Stelco provides post-restructuring update"	April 2, 2006
60	Material Change Report	April 10, 2006
61	Press Release re: "Stelco announces analyst conference call and web cast on first quarter 2006 financial results"	April 25, 2006
62	Notice of Meeting	April 25, 2006
63	Press Release re: Stelco Chief Financial Officer to retire"	May 4, 2006
64	Stelco Inc. Quarter 1, 2006 Report to the Shareholders	May 10, 2006
65	Form 52-109F2 – Certification of Interim Filings (Chief Financial Officer)	May 10, 2006
66	Form 52-109F2 – Certification of Interim Filings (President and Chief Executive Officer)	May 10, 2006
67	Management Information Circular	May 10, 2006
68	Proxy Form	May 10, 2006
69	By-Law No. 29 (General By-Laws)	May 10, 2006
70	Press Release re: Stelco reports results for first quarter of 2006"	May 11, 2006
71	Certificate re: dissemination to shareholders	May 25, 2006
72	Press Release re: "Stelco and Local 1005 conclude tentative collective agreement"	June 15, 2006
73	Report of Voting Results	June 22, 2006
74	Press Release re: "Stelco provides update on 2006 forecasts and targets"	June 22, 2006

75	Certificate of Amendment	June 23, 2006
76	Press Release re: "Stelco appoints Chief Financial Officers"	June 28, 2006
77	Material Change Report	June 29, 2006
78	Press Release re: "Stelco announces analyst conference call and web cast on second quarter 2006 financial results"	July 21, 2006
79	Stelco Inc. Quarter 2, 2006 Report to the Shareholders	August 9, 2006
80	Form 52-109F2 – Certification of Interim Filings (Chief Financial Officer)	August 9, 2006
81	Form 52-109F2 – Certification of Interim Filings (President and Chief Executive Officer)	August 9, 2006
82	Press Release re: "Stelco reports results for second quarter 2006"	August 10, 2006
83	Form 45-102F1 – Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities	August 14, 2006
84	Press Release re: Stelco announces agreement to sell surplus land to the Hamilton Port Authority"	August 29, 2006
85	Form 45-102F1 – Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities	September 8, 2006
86	Press Release re: "Stelco scheduled maintenance outages"	September 28, 2006
87	Press Release re: "Semi-annual interest rate for Stelco's floating rate notes"	September 28, 2006
88	Media Advisory re: "Stelco announces analyst conference call and web cast on third quarter 2006 financial results"	October 20, 2006
89	Stelco Inc. Quarter 3, 2006 Report to the Shareholders	November 9, 2006

90	Form 52-109F2 – Certification of Interim Filings (Chief Financial Officer)	November 9, 2006
91	Form 52-109F2 – Certification of Interim Filings (President and Chief Executive Officer)	November 9, 2006
92	Press Release re: "Stelco reports results for third quarter 2006"	November 9, 2006
93	Form 45-102F1 – Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities	November 14, 2006
94	Press Release re: "Lake Erie Steel – ISO/TS16949 certification"	December 14, 2006
95	Press Release re: "Stelco Completes its Operational Improvement Program"	February 7, 2007
96	Material Change Report	February 19, 2007
97	Media Advisory re: "Stelco Announces Analyst Conference Call and Web Cast on 2006 Year-end Financial Results"	February 28, 2007
98	Management's Discussion and Analysis	March 7, 2007
99	Annual Report 2006	March 7, 2007
100	Form 13-502F1 – Class 1 Reporting Issuers – Participation Fee	March 7, 2007
101	Audited Financial Statements	March 7, 2007
102	Press Release re: "Stelco Reports Results for 2006"	March 7, 2007
103	Press Release re: "Stelco appoints new director"	March 8, 2007
104	Press Release re: "Stelco Announces Improvements to its $600 Million Revolving Credit Facility"	March 23, 2007
105	CIT Business Credit Canada Inc. and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and "Any Other Party Which Is Or May From Time to Time Become	March 23, 2007

	Lender(s) Hereunder" and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and GE Canada Finance Holding Company and GE Capital Markets Inc. and Stelco Inc. – Amended and Restated Exit Facility Credit Agreement	
106	Press Release re: "Semi-Annual Interest for Stelco's Floating Rate Notes"	March 29, 2007
107	Stelco Inc. Annual Information Form	March 30, 2007
108	Form 52-109F2 – Certification of Annual Filings (Chief Financial Officer)	March 30, 2007
109	Form 52-109F2 – Certification of Annual Filings (President and Chief Executive Officer)	March 30, 2007
110	Press Release re: "Stelco Announces Transfer of Hot Strip Processing to Lake Erie Mill"	April 5, 2007
111	Press Release re: "Proposed term loan refinancing"	April 9, 2007
112	Material Change Report	April 18, 2007
113	Media Advisory re: "Stelco announces analyst conference call and web cast on first quarter 2007 financial results"	April 23, 2007
114	Stelco Inc. Quarter 1, 2007 Report to the Shareholders	April 30, 2007
115	Form 52-109F2 - Certification of Interim Filings (Chief Financial Officer)	April 30, 2007
116	Form 52-109F2 - Certification of Interim Filings (Chief Executive Officer)	April 30, 2007
117	Press Release re: "Stelco reports first quarter results"	April 30, 2007
118	Press Release re: "Stelco completes refinancing US$270 million term loan"	May 9, 2007
119	Consent to Electronic Delivery of Documents	May 14, 2007
120	Non-Registered Shareholder Request for	May 14, 2007

	Financial Statements	
121	Registered Shareholder Request for Financial Statements	May 14, 2007
122	Notice of Meeting	May 14, 2007
123	Management Information Circular	May 14, 2007
124	Form of Proxy	May 14, 2007

52

RECEIVED

STELCO INC.

AND

BNY TRUST COMPANY OF CANADA

AS

CANADIAN TRUSTEE

AND

THE BANK OF NEW YORK

AS

U.S. TRUSTEE

FIRST SUPPLEMENTAL INDENTURE

DATED AS OF MARCH 31, 2006

MCCARTHY TÉTRAULT LLP

Supplementing the Trust Indenture dated as of March 31, 2006 between Stelco Inc., BNY Trust Company of Canada, as Canadian trustee, and The Bank of New York, as U.S. trustee, and providing for the issue of Secured Floating Rate Notes due 2016

TABLE OF CONTENTS

THIS FIRST SUPPLEMENTAL INDENTURE is made as of March 31, 2006

BETWEEN:

STELCO INC., a corporation existing under the laws of Canada, (the "**Corporation**")

- and -

BNY TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada (the "**Canadian Trustee**") and **THE BANK OF NEW YORK**, a New York banking corporation (the "**U.S. Trustee**")

WHEREAS:

A. by a trust indenture (the "**Principal Indenture**") dated as of March 31, 2006 between the Corporation and the Trustee, provision was made for the issuance of Debt Securities (as defined in the Principal Indenture) limited to the principal amount of Debt Securities issuable under the CCAA Plan (as defined in the Principal Indenture) and as or in respect of interest on Debt Securities issuable under the CCAA Plan (the "**Debt Securities**"), issuable in series;

B. the Corporation desires to provide for the creation and issue of a series of secured Debt Securities with the designation of "Secured Floating Rate Notes due 2016" (the "**Secured Notes**"), all upon the terms and conditions set forth in this First Supplemental Indenture (the "**First Supplemental Indenture**");

C. the Corporation is not in default under the Principal Indenture;

D. all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this First Supplemental Indenture, to make the same effective and binding upon the Corporation, and to make the Secured Notes, when certified by the Trustee and issued as provided in the Principal Indenture and this First Supplemental Indenture, valid, binding and legal obligations of the Corporation with the benefit and subject to the terms of the Principal Indenture and this First Supplemental Indenture; and

E. the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSES, and it is hereby agreed and declared, as follows:

ARTICLE 1 - INTERPRETATION

1.01 To be Read with Principal Indenture; Governing Law

This First Supplemental Indenture is supplemental to the Principal Indenture. The Principal Indenture and this First Supplemental Indenture will hereafter be read together and will have effect, so far as practicable, with respect to the Secured Notes as if all the provisions of the Principal Indenture and this First Supplemental Indenture were contained in one instrument, which instrument will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and will be treated in all respects as Ontario contracts and each of the Corporation (and in the case of a Restricted Subsidiary, the Corporation will cause the Restricted Subsidiary to), the Trustee and, by their acceptance of the Secured Notes and the benefits of this First Supplemental Indenture, the Noteholders from time to time, attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario, except (a) that the exercise, performance or discharge by the U.S. Trustee of any of its rights, powers, duties or responsibilities hereunder will be construed in accordance with the laws of the State of New York and the federal laws of the United States of America applicable thereto and (b) except that if any provision of this First Supplemental Indenture or any Secured Note issued hereunder limits, qualifies or conflicts with any duties imposed by section 318(c) of the TIA, the imposed duties will control. The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s'y rattachent soient rédigés en anglais.

1.02 Definitions.

In this First Supplemental Indenture and the Secured Notes, unless there is something in the subject matter or context inconsistent therewith:

"**304 Proceeding**" means the ancillary case commenced by Ernst & Young Inc., as monitor, under Section 304 of Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq.

"**ABL Agent**" means CIT Business Credit Canada Inc. and its successors and assigns or any replacement agent together with any other agent under any Refinancing of the ABL Facility.

"**ABL Facility**" means any working capital loan facility to be provided by the ABL Lenders to the Corporation in an aggregate principal amount of up to $600,000,000 together with Protective Advances pursuant to the terms of the ABL Facility Credit Agreement.

"**ABL Facility Credit Agreement**" means the ABL Facility Credit Agreement dated on or about the date hereof between the Corporation, the ABL Lenders and others, as the same may be amended, restated, replaced, refinanced (including as to any Refinancing Indebtedness), supplemented or modified in accordance with the terms of the Inter-Creditor Agreement so long as it remains in effect together with any other credit agreement with respect to any Refinancing of the ABL Facility.

"**ABL Lenders**" means CIT Business Credit Canada Inc., GE Canada Finance Holding Company and one or more other financial institutions or other lenders from time to time party to the ABL Facility Credit Agreement as lenders and their respective successors and assigns.

"**ABL Lien**" means any Lien granted or purported to be granted to any ABL Secured Party as security for any ABL Obligation.

"**ABL Obligations**" has the meaning set out in the Inter-Creditor Agreement.

"**ABL Secured Parties**" means (i) the ABL Agent on behalf of itself and the ABL Lenders, and (ii) the ABL Lenders.

"**ABL Term Priority Collateral Capped Amount**" means $300,000,000 or such lesser amount as may be agreed to by the ABL Agent or its successor in its sole discretion, from time to time.

"**Acquired Indebtedness**" of any Person means Indebtedness of another Person and any of its Subsidiaries existing at the time such other Person becomes a Subsidiary (a Restricted Subsidiary, in the case of the Corporation) of the referent Person or at the time it merges or consolidates with the referent Person or any of the referent Person's Subsidiaries (Restricted Subsidiaries, in the case of the Corporation) or assumed by the referent Person or any Subsidiary (any Restricted Subsidiary, in the case of the Corporation) of the referent Person in connection with the acquisition of assets from such other Person and in each case not Incurred by such other Person or its Subsidiaries in connection with, or in anticipation or contemplation of, such other Person becoming a Subsidiary (a Restricted Subsidiary, in the case of the Corporation) of the referent Person or such acquisition, merger or consolidation.

"**Additional Amounts**" has the meaning set out in Section 6.17(1).

"**Additional Debt**" has the meaning set out in Section 6.03(2).

"**Additional Security Documents**" has the meaning set out in Section 9.01(3)(a).

"**Asset Acquisition**" means (i) an Investment by the Corporation or any Restricted Subsidiary in any other Person pursuant to which such Person will become a Restricted Subsidiary or will be merged with the Corporation or any Restricted Subsidiary or (ii) the acquisition by the Corporation or any Restricted Subsidiary of property of any Person comprising a division or line of business of such Person.

"**Asset Sale**" means any direct or indirect sale, issuance, conveyance, transfer, lease, assignment or other disposition for value by the Corporation or by any of the Restricted Subsidiaries (including any Sale and Leaseback Transaction and any Receivables Transaction) to any Person other than to the Corporation or a Restricted Subsidiary of (i) any Capital Stock of any Restricted Subsidiary or (ii) any other property of the Corporation or of any Restricted Subsidiary. Notwithstanding the foregoing, Asset Sales will not include:

(a) with respect to the clause (ii) above, any sale, issuance, conveyance, transfer, lease, assignment or other disposition for value in the ordinary course of business, including the sale of inventory, and the sale or other disposition of any item of property that has become worn out or obsolete and is no longer used or useful in the operation of the Corporation's or a Restricted Subsidiary's business;

(b) a disposition between Restricted Subsidiaries or between Restricted Subsidiaries and the Corporation;

(c) the creation of any Permitted Lien;

(d) the enforcement of any Permitted Lien;

(e) any disposition of Capital Stock or property of, or any other investments in, any Unrestricted Subsidiary;

(f) transactions in any one calendar year that involve property having a Fair Market Value of less than $5,000,000 in the aggregate; and

(g) the sale or issuance of Capital Stock of a Restricted Subsidiary provided that the Corporation or a Restricted Subsidiary retains ownership of at least 50% of the Capital Stock of such Restricted Subsidiary and such sale or issuance is effected in accordance with Section 6.14(iii),

and any such dispositions are hereby permitted by this Indenture.

"**Asset Sale Offer**" has the meaning set out in Section 6.12(1)(iv).

"**Attributable Indebtedness**" means, in respect of a Sale and Leaseback Transaction, at the time of determination thereof, the capitalized amount in respect of such transaction that would appear on the face of a balance sheet of the lessee thereunder in accordance with GAAP.

"**Banking Day**" means a day on which banks are open for business in Toronto, Ontario, New York, New York and London, England.

"**Book-Entry Secured Notes**" means Secured Notes issued pursuant to the Book-Based System of the Depository.

"**BIA**" means the *Bankruptcy and Insolvency Act* (Canada).

"**Books and Records**" means books and records of the Corporation and the Restricted Subsidiaries, including actual and pro forma financial statements, other financial, corporate, operations and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, correspondence, data and information, including all data and information stored on computer-related or other electronic media.

"**Businesses**" means:

(i) the Hamilton Steel Business;

(ii) the Lake Erie Steel Business;

(iii) the Hamilton Coke Business;

(iv) the Lake Erie Coke Business;

(v) the HMLTN Energy Business;

(vi) the Lake Erie Energy Business;

(vii) the Hamilton Land Business;

(viii) the Lake Erie Land Business;

(ix) the HLE Mining Business; and

(x) any business carried on by a Restricted Subsidiary as at the Closing Date.

"**Canadian Pension Plans**" means each pension, supplementary pension, retirement savings or other retirement income plan or arrangement of any kind, registered or non-registered, established, maintained or contributed to by the Corporation or any Restricted Subsidiary for its or any of its current or previous Affiliates' Canadian employees or former Canadian employees, including the Stelco Main Pension Plans and the Non-Core Pension Plans, but does not include the Canada Pension Plan or the Quebec Pension Plan that is maintained by the Government of Canada or the Province of Quebec, respectively.

"**Capital Expenditures**" means, with respect to any Person, all expenditures (by the expenditure of cash or the incurrence of Indebtedness) by such Person during any measuring period for any fixed assets or improvements or for replacements, substitutions or additions thereto, that have a useful life of more than one year and that are required to be capitalized under GAAP.

"**Capital Stock**" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Shares and Preferred Stock of such Person, and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

"**Capital Lease**" means, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with GAAP, would be required to be classified and accounted for as a capital lease on a balance sheet of such Person.

"**Capitalized Lease Obligation**" means, with respect to any Capital Lease of any Person, the amount of the obligation of the lessee thereunder that, in accordance with GAAP, would appear on a balance sheet of such lessee in respect of such Capital Lease.

"**Cash Equivalents**" means (i) Investments in obligations issued by the governments of the United States of America or Canada, or an instrumentality or agency of either such country, maturing within 364 days of the date of acquisition of such obligation, and guaranteed fully as to principal, premium, if any, and interest by the government of the United States of America or Canada; (ii) Investments in certificates of deposit issued or acceptances accepted by or guaranteed by any bank to which the *Bank Act* (Canada) applies or by any company licensed to carry on the business of a trust company in one or more provinces of Canada or by any bank or

trust company organized under the laws of the United States or any state thereof or the District of Columbia, in each case having combined capital and surplus of not less than U.S.$500 million, maturing within 364 days of the date of purchase; (iii) Investments in commercial paper rated A-1 or higher by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. and R-1 or higher by Dominion Bond Rating Service Limited (or the equivalent rating by any of their respective successor rating agency businesses), or given equivalent ratings by two established national credit rating agencies in Canada, and maturing not more than 180 days from the date of acquisition thereof; (iv) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (i), (ii) or (iii) that were entered into with a bank meeting the qualifications in clause (ii); and (v) money market funds that invest substantially all of their assets in the foregoing.

"**CBCA Arrangement**" means an arrangement under the *Canada Business Corporations Act* whereby the properties and businesses of the Corporation are restructured to transfer certain businesses of Stelco to the General Partners, for and on behalf of the respective Limited Partnerships.

"**CBCA Order**" means the order of the CCAA Court dated February 14, 2006 approving the CBCA Arrangement.

"**CCAA**" means the *Companies' Creditors Arrangement Act* (Canada).

"**CCAA Court**" means the Ontario Superior Court of Justice (Commercial List) sitting in Toronto, Ontario.

"**Charges**" means all federal, provincial, state, county, city, municipal, local, foreign or other governmental withholding obligations, taxes, levies, assessments, charges, liens, claims or encumbrances upon or relating to (a) the Collateral, (b) the employees, payroll, income, capital or gross receipts of the Corporation or any Restricted Subsidiary, (c) the Corporation's or any Restricted Subsidiary's ownership or use of any properties or other assets, or (d) any other aspect of the Corporation's or any Restricted Subsidiary's Business.

"**Closing Date**" means the date on which the Secured Notes are first issued under this First Supplemental Indenture.

"**Collateral**" means, collectively, all of the undertaking and property, now owned or hereafter acquired by the Corporation and/or the Restricted Subsidiaries, that may, at any time, be or become subject to a Lien in favour of the Trustee to secure any or all of the Obligations under and in respect of the Secured Notes.

"**Commodity Agreement**" of any Person means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement designed to protect against or manage the Corporation's or any of its Restricted Subsidiaries' exposure to, fluctuations in commodity prices and not for speculative purposes.

"**Common Shares**" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's

common shares, whether outstanding on the date hereof or issued after the date hereof, and includes all series and classes of such common shares.

"**Consolidated Depreciation and Amortization Expense**" means, in respect of the Corporation, for any period, depreciation, amortization and other non-cash expenses of the Corporation and its Subsidiaries which reduce Consolidated Net Income for such period, determined on a consolidated basis in respect of such period in accordance with GAAP.

"**Consolidated EBITDA**" means, in respect of the Corporation, for any period and without duplication, Consolidated Net Income for such period (a) increased, to the extent deducted in calculating Consolidated Net Income, by the sum of (i) Consolidated Interest Expense, (ii) Consolidated Income Tax Expense, (iii) minority interests, (iv) Consolidated Depreciation and Amortization Expense, and (v) consolidated foreign exchange losses on debt and related foreign exchange contracts, and (b) decreased, to the extent included in calculating Consolidated Net Income, by the sum of consolidated foreign exchange gains on debt and related foreign exchange contracts.

"**Consolidated Fixed Charges**" means, in respect of the Corporation, for any period, the sum, without duplication, of (i) Consolidated Interest Expense and (ii) the product of (A) the amount of all dividend payments on any series of Disqualified Capital Stock of the Corporation and of its Restricted Subsidiaries (other than dividends paid in Common Shares paid, accrued or scheduled to be paid or accrued during such period) times (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, provincial, state and local tax rate of the Corporation, expressed as a decimal.

"**Consolidated Income Tax Expense**" means, in respect of the Corporation, for any period, the aggregate of all taxes based on income of the Corporation for such period, determined on a consolidated basis in respect of such period in accordance with GAAP.

"**Consolidated Interest Coverage Ratio**" means, with respect to the Corporation, the ratio of Consolidated EBITDA of the Corporation during the eight full fiscal quarters (the "**Eight Quarter Period**") ending on or prior to the date of the transaction or event giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the "**Transaction Date**") to Consolidated Fixed Charges of the Corporation for the Eight Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" will be calculated after giving effect on a pro forma basis for the period of such calculation to:

(i) the Incurrence or repayment, repurchase or other discharge of any Indebtedness of the Corporation or any Restricted Subsidiary (and the application of the proceeds thereof) giving rise to the need to make such calculation and any Incurrence or repayment, repurchase or other discharge of other Indebtedness (and the application of the proceeds thereof), other than the Incurrence or repayment (not resulting in a permanent reduction of available borrowings) of Indebtedness in the ordinary course of business pursuant to working capital facilities (including the working capital facilities comprised in the ABL Facility or any Refinancing Indebtedness in respect thereof), at any time subsequent to the first day of the Eight Quarter Period and on or prior to the Transaction Date, as if such

Incurrence, repayment, repurchase or other discharge, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Eight Quarter Period; and

(ii) any Asset Sales or Asset Acquisitions (including any Asset Acquisition giving rise to the need to make such calculation as a result of the Corporation, a Person or a Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of any such Asset Acquisition) Incurring Acquired Indebtedness at any time subsequent to the first day of the Eight Quarter Period and on or prior to the Transaction Date) as if such Asset Sale or Asset Acquisition (including the Incurrence of any such Acquired Indebtedness and also including or deducting any Consolidated EBITDA associated with such Asset Acquisition or Asset Sale, respectively) occurred on the first day of the Eight Quarter Period; provided that the Consolidated EBITDA of any Person acquired will be included only to the extent includable pursuant to the definition of "Consolidated Net Income". If the Corporation or any of its Restricted Subsidiaries directly or indirectly issues or provides Guaranteed Indebtedness in respect of a third Person, the preceding sentence will give effect to the Incurrence of such Guaranteed Indebtedness as if the Corporation or any Restricted Subsidiary had directly Incurred or otherwise assumed such Guaranteed Indebtedness.

Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Interest Coverage Ratio", (A) interest on Indebtedness determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually Incurred on the Transaction Date) and which will continue to be so determined thereafter will be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date and (B) notwithstanding clause (A) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, will be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

"**Consolidated Interest Expense**" means, in respect of the Corporation on a consolidated basis, for any period, the sum of, without duplication, all items properly classified as interest expense of the Corporation in accordance with GAAP; provided that, for greater certainty, interest paid or accrued and deferred in accordance with Section 8.01 will be classified as interest expense.

"**Consolidated Net Income**" means, with respect to the Corporation, for any period, the net income (loss) of the Corporation for such period determined on a consolidated basis in accordance with GAAP. There will be excluded from any such net income (loss) (i) after-tax gains or losses from asset sales or abandonments or reserves relating thereto (other than after-tax gains from the sale of real property by the Corporation or any Subsidiary), and (ii) after-tax items that are extraordinary or nonrecurring gains or losses provided that in determining whether an event or circumstance giving rise to a gain or loss is extraordinary or nonrecurring, regard will be had to (A) the nature and magnitude of the event or circumstance, (B) the frequency with which such event or circumstance has occurred in the past, and (C) the likelihood that such event or circumstance would recur.

"**Contaminants**" means any substance, liquid or other material deemed to be toxic, hazardous, a pollutant or a contaminant under applicable Environmental Laws.

"**Copyrights**" means, with respect to a Person, all present and hereafter acquired copyrights, copyright registrations, recordals and applications, including any and all copyrights as may subsist in designs, styles, licences, marks, prints and labels bearing any of the foregoing, any and all general intangibles, intellectual property and rights pertaining thereto, and all cash and non-cash proceeds thereof.

"**Core Asset Sale**" means an Asset Sale involving the properties or Capital Stock of the Lake Erie Steel Business, the Hamilton Steel Business, the Lake Erie Coke Business or the Hamilton Coke Business.

"**Corporation Property**" means any and all property of the Corporation or any Restricted Subsidiary, or rights, title or interest of the Corporation or any Restricted Subsidiary in property, howsoever arising, acquired or obtained, whether now or hereafter existing, whether tangible or intangible, whether real or personal, and wherever located.

"**Corporation Real Property**" means (i) all freehold real and immovable property now owned or hereafter acquired by the Corporation or any Restricted Subsidiary, together with all buildings, erections, improvements and fixtures now or hereafter constructed or placed thereon or used in connection therewith, and (ii) all leasehold property now or hereafter leased by the Corporation or any Restricted Subsidiary, together with all buildings, erections, improvements and fixtures now or hereafter constructed or placed thereon or used in connection therewith.

"**Currency Agreement**" means, at any time, any forward exchange agreement, currency swap, currency option or other similar financial agreement or arrangement designed to protect against or manage the Corporation's or any of the Restricted Subsidiaries' exposure to fluctuations in foreign currency exchange rates and not for speculative purposes.

"**Debt Securities**" has the meaning set forth in recital A.

"**Depository**", in respect of the Book-Entry Secured Notes, means CDS and includes any successor corporation or any other depository subsequently appointed by the Corporation as the depository in respect of Book-Entry Secured Notes.

"**Designs**" means the following now owned or hereafter acquired by any Person: (a) all industrial designs, design patents and other designs now owned or existing or hereafter adopted or acquired, all registrations and recordals thereof and all applications in connection therewith, including all registrations, recordals and applications in the Canadian Industrial Designs Office or any similar office in any country and all records thereof, and (b) all reissues, extensions or renewals thereof.

"**Disqualified Capital Stock**" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (i) matures or is or could become mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is or could become redeemable at the sole option of the holder thereof, in whole or in part, on or prior to the first anniversary of the Maturity Date, or (ii) is or

could become convertible into or exchangeable for (whether at the option of the issuer or the holder thereof) (A) debt securities or (B) any Capital Stock referred to in (i) above, in each case at any time prior to the first anniversary of the Maturity Date.

"**Eight Quarter Period**" has the meaning set out in the definition of "Consolidated Interest Coverage Ratio".

"**Environmental Liabilities**" means, with respect to any Person, all liabilities, obligations, responsibilities, costs (including any response, remedial and removal costs) investigation and feasibility study costs, capital costs, operation and maintenance costs, losses, damages (including any punitive damages, property damages, natural resource damages, consequential damages and treble damages) and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of, arising from or related to any claim, suit, action, administrative order, investigation, order (including judicial and administrative orders), proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, statute, regulation, equity or common law, including any arising under, resulting from or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Material whether on, at, in, under, from or about or in the vicinity of any real or personal property.

"**Environmental Permits**" means all permits, licenses, authorizations, certificates, approvals or registrations required by any Governmental Authority under any Environmental Laws.

"**Equipment**" means all "equipment," as such term is defined in the PPSA, now owned or hereafter acquired or leased by the Corporation or any Restricted Subsidiary, wherever located and, in any event, including all of the Corporation's and such Restricted Subsidiary's machinery and equipment, including processing equipment, conveyors, machine tools, data processing and computer equipment, including embedded software and peripheral equipment and all engineering, processing and manufacturing equipment, office machinery, furniture, materials handling equipment, tools, attachments, accessories, automotive equipment, trailers, trucks, forklifts, molds, dies, stamps, motor vehicles, rolling stock and other equipment of every kind and nature, trade fixtures and fixtures not forming a part of real property, together with all General Intangibles related thereto, additions and accessions thereto, replacements therefor, all parts therefor, all substitutes for any of the foregoing, fuel therefor, and all manuals, drawings, instructions, warranties and rights with respect thereto, and all products and proceeds thereof and condemnation awards and insurance proceeds with respect thereto.

"**Equivalent Amount**" in one currency on any day means the amount of that currency into which a specified amount of another currency can be converted at the Bank of Canada's noon spot rate (or if such rate is not available, such other rate as the Trustee may determine) and if that day is not a Business Day, on the immediately preceding Business Day.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any regulations promulgated thereunder.

"**Excess Proceeds Amount**" has the meaning set out in Section 6.12(1)(iv).

"**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

"**Expropriation Proceeds**" has the meaning set forth in Section 9.05(2)(a).

"**Fair Market Value**", as at any date, means:

(i) with respect to a security listed and posted on a stock exchange, the VWAP of such security for the 20 Trading Days immediately preceding such date on the stock exchange on which the greatest aggregate volume of trading in the security occurred during such 20 Trading Day period;

(ii) with respect to a security not listed and posted on a stock exchange but traded in an over-the-counter market, the VWAP of such security on such over-the-counter market for the 20 Trading Days immediately preceding such date; or

(iii) for any other security or property, the price that could be negotiated in an arm's-length transaction, for cash, between an informed and willing seller and an informed and willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction; provided that, absent objective information in that regard the Fair Market Value for such purpose will be determined by the Board of Directors of the Corporation acting reasonably and in good faith and will be evidenced by a Certified Resolution delivered to the Trustee.

"**Financial Advisor**" means an accounting, appraisal or investment banking firm of nationally recognized standing in either Canada or the United States that is, in the reasonable and good faith judgment of the Board of Directors, qualified to perform the task for which such firm has been engaged.

"**Financial Statements**" means the consolidated income statements, statements of cash flows and balance sheet of the Corporation.

"**First Supplemental Indenture**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this First Supplemental Indenture dated as of March 31, 2006 and not to any particular Article, Section, Schedule, Exhibit or other portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof, and the expression "**Article**", "**Section**", "**Schedule**" or "**Exhibit**" followed by a number or letter means and refers to the specified Article, Section, Schedule or Exhibit of this First Supplemental Indenture unless otherwise expressly stated.

"**Freely Tradeable**" means, in respect of Capital Stock or Debt Securities of any class in the capital of any corporation securities that can be traded by the holder thereof without any restriction under Applicable Securities Law of Canada, such as hold periods, except in the case of a trade that is a control distribution (as such term defined under Applicable Securities Law of Canada) provided that the conditions in clauses 3, 4 and 5 of subsection 2.6(3) of National Instrument 45-102, as same may be amended from time to time, are satisfied.

"**General Intangibles**" means all intangibles (as defined in the PPSA), now owned or hereafter acquired by the Corporation or any Restricted Subsidiary and includes all present and future right, title and interest in and to: (a) all Trademarks, tradenames, corporate names, business names, logos and any other designs or sources of business identities; (b) Patents, together with any improvements on said Patents, utility models and industrial models; (c) Copyrights; (d) Designs; (e) Licenses; (f) trade secrets; (g) licences, permits and franchises; (h) all applications with respect to the foregoing; (i) all right, title and interest in and to any and all extensions and renewals; (j) all goodwill with respect to any of the foregoing; (k) any other forms of similar intellectual property; and (l) all customer lists, distribution agreements, supply agreements and blueprints.

"**General Partners**" means Hamilton Coke GP Inc., Hamilton Land GP Inc., Hamilton Steel GP Inc., HLE Mining GP Inc., HMLTN Energy GP Inc., Lake Erie Coke GP Inc., Lake Erie Land GP Inc., Lake Erie Steel GP Inc. and Lake Erie Energy GP Inc.

"**Global Secured Note**" means one or more fully registered global Secured Notes as described in Section 2.02(5).

"**Global Secured Note Legend**" means the legend required on the Global Secured Notes as described in Section 2.02(7).

"**Governmental Sale Proceeds**" has the meaning set out in Section 9.05(2)(a).

"**Guaranteed Indebtedness**" means, as to any Person, any obligation of such Person guaranteeing, providing comfort or otherwise supporting any Indebtedness, lease, dividend, or other obligation ("**primary obligation**") of any other Person (the "**primary obligor**") in any manner, including any obligation or arrangement of such Person to (a) purchase or repurchase any such primary obligation, (b) advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor, (c) purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, (d) protect the beneficiary of such arrangement from loss (other than product warranties given in the ordinary course of business), or (e) indemnify the owner of such primary obligation against loss in respect thereof. The amount of any Guaranteed Indebtedness at any time will be deemed to be an amount equal to the lesser at such time of (x) the stated or determinable amount of the primary obligation in respect of which such Guaranteed Indebtedness is incurred and (y) the maximum amount for which such Person may be liable pursuant to the terms of the instrument embodying such Guaranteed Indebtedness, or, if not stated or determinable, the maximum reasonably anticipated liability (assuming full performance) in respect thereof.

"**Hamilton Coke Business**" means the business, carried on by Hamilton Coke Limited Partnership, of manufacturing, sales and marketing of coke at and from the coke oven batteries and related by-product plants located at the Hamilton Facility.

"**Hamilton Facility**" means the steelmaking and processing complex, comprised of plants, buildings, Equipment and other property of Hamilton Steel Limited Partnership, located at Hamilton, Ontario.

"**Hamilton Land Business**" means the business, carried on by Hamilton Land Limited Partnership, of holding, carrying, developing, sales and marketing of real estate assets in or near Hamilton, Ontario, as more particularly described in the CBCA Arrangement.

"**Hamilton Steel Business**" means the business, carried on by Hamilton Steel Limited Partnership, of manufacturing, sales, marketing and distribution of steel, and the provision of certain services to the Hamilton Coke Business, the HMLTN Energy Business and the Hamilton Land Business, at the Hamilton Facility.

"**Hedge Contract**" means collectively Commodity Agreements, Currency Agreements and agreements in respect of Interest Swap Obligations.

"**HMLTN Energy Business**" means the business, carried on by HMLTN Energy Limited Partnership, of generation, sales, marketing and distribution of energy to and from facilities to be constructed in or near Hamilton, Ontario.

"**HLE Mining Business**" means the business carried on by HLE Mining Limited Partnership, of mining, processing, sales, marketing and distribution of iron ore, the administration of the closed coal mines and the holding, carrying developing and administration of mining-related real estate assets.

"**Increased Rate Test Amount**" means the aggregate of (i) the commitment under the Secured Revolving Term Loan or any Refinancing Indebtedness in respect of the Secured Revolving Term Loan, the Lien securing which is prior to the Lien on the Term Priority Collateral securing the Secured Notes, as such commitment may be reduced in accordance with the terms thereof or the Inter-Creditor Agreement plus (ii) the ABL Term Priority Collateral Capped Amount.

"**Incur**" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" will have meanings correlative to the foregoing); provided, however, that (i) any Indebtedness of a Person existing at the time such Person becomes (after the date hereof) a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and (ii) any amendment, modification or waiver of any document pursuant to which Indebtedness was previously Incurred will be deemed to be an Incurrence of such Indebtedness unless such amendment, modification or waiver does not (A) increase the principal or premium thereof or interest rate thereon (including by way of original issue discount) or (B) change to an earlier date the Stated Maturity thereof or the date of any scheduled or required principal payment thereon or the time or circumstances under which such Indebtedness will be redeemed.

"**Indebtedness**" means, with respect to any Person, without duplication:

(a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property but excluding obligations to trade creditors incurred in the ordinary course of business that are unsecured and not overdue by more than 6 months unless being contested in good faith;

(b) all reimbursement and other obligations with respect to letters of credit, bankers' acceptances and surety bonds, whether or not matured;

(c) all obligations evidenced by notes, bonds, debentures or similar instruments;

(d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property);

(e) all Capitalized Lease Obligations and future rental payments under all synthetic leases and Attributable Indebtedness;

(f) all obligations of such Person under Hedge Contracts;

(g) all Disqualified Capital Stock issued by such Person, with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase or redemption price, but excluding accrued dividends if any;

(h) all Indebtedness referred to above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property or other assets (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; and

(i) all Guaranteed Indebtedness.

For purposes hereof, the "maximum fixed repurchase or redemption price" of any Disqualified Capital Stock which does not have a fixed repurchase or redemption price will be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased or redeemed on any date on which Indebtedness will be required to be determined pursuant to this Indenture. The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum ascertainable liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the full amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP. Notwithstanding the fore-going, Indebtedness will not include any endorsements for collection or deposit in the ordinary course of business.

"**Indenture**" (when not qualified by the word "**Principal**" or the words "**First Supplemental**") means or refers to the Principal Indenture as amended or supplemented by any indenture, deed or instrument supplemental or ancillary thereto, including this First Supplemental Indenture.

"**Insurance Proceeds**" means insurance proceeds or other awards payable to the Corporation or any of the Restricted Subsidiaries (including by the Export Development Corporation) in connection with the loss, destruction or condemnation of any property of the Corporation or a Restricted Subsidiary, net of (i) reasonable costs, fees and expenses for repairing or replacing any such property, and (ii) amounts payable to holders of Liens, if any, that rank ahead of the Liens in favour of the Trustee (to the extent that such Liens constitute Permitted Liens hereunder which are permitted to rank ahead of such Liens in favour of the Trustee), if any (for greater certainty, without prejudice to the rights and remedies of the Trustee hereunder or under any other Secured Loan Note Document to the extent that such Liens do not constitute Permitted Liens hereunder).

"**Intellectual Property**" means any and all Licenses, Patents, Designs, Copyrights, Trademarks, and the goodwill associated with such Trademarks.

"**Inter-Creditor Agreement**" means the inter-creditor agreement dated the date hereof between, among others, the Secured Revolving Term Agent, the ABL Agent, the Trustee, the Corporation and each Restricted Subsidiary and Unrestricted Subsidiary (and the Exchange Note Trustee (as defined in the Secured Revolving Term Loan Credit Agreement), if and when the Exchange Note Indenture (as defined in the Secured Revolving Term Loan Credit Agreement) is entered into setting out, among other things, the relative rights and priorities of the obligations and security under the ABL Facility, the Secured Revolving Term Loan and the Secured Notes, as the same may be amended, restated, supplemented, replaced or modified from time to time in accordance with the terms thereof.

"**Interest Obligation**" means the obligation of the Corporation to pay interest on the Secured Notes, as and when the same becomes due in accordance with the terms hereof and any Secured Notes.

"**Interest Payment Date**" means March 31 and September 30 in each year, the first Interest Payment Date being September 30, 2006 and the last Interest Payment Date being the Maturity Date.

"**Interest Period**" means a period, the first being the period from and including the Closing Date to but not including September 30, 2006 and thereafter being each semi-annual period from and including the last day of the preceding period to but not including the next Interest Payment Date except that the last Interest Period will terminate on the Maturity Date.

"**Interest Swap Obligations**" means the obligations of any Person under any interest rate swap agreement, interest rate cap, collar or floor agreement or other similar financial agreement or other interest rate hedge or arrangement designed to protect the Corporation or any of its Restricted Subsidiaries against or manage exposure to fluctuations in interest rates and not for speculative purposes.

"**Investment**" by any Person means any direct or indirect: (i) loan, advance or other extension of credit or capital contribution (including by means of transfers of cash or other property (valued at the Fair Market Value thereof as of the date of transfer) to others or payments for property or services for the account or use of others, or otherwise); (ii) purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidences of equity ownership or Indebtedness issued by any other Person (whether by merger, consolidation, amalgamation or otherwise (but excluding any merger, consolidation or amalgamation subject to Article 9 of the Principal Indenture) and whether or not purchased directly from the issuer of such securities or evidences of equity ownership or Indebtedness; and (iii) all other items that would be classified as investments (including purchases of property outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP, but excluding (a) the purchase of assets (which for this purpose will not include any securities) used in a Related Business; (b) any notes receivable from employees received solely in exchange for the issuance by the Corporation to such employees of Qualified Capital Stock; and (c) any assets held under the pension trusts of any Canadian Pension Plan or pension plan in respect of United States employees. The amount of any Investment will not be adjusted for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment.

"**IRC**" means the Internal Revenue Code of 1986, as amended from time to time, and all regulations promulgated thereunder.

"**Lake Erie Coke Business**" means the business, carried on by Lake Erie Coke Limited Partnership, of manufacturing, sales and marketing of coke at and from the coke oven batteries and related by-product plants located at the Lake Erie Facility.

"**Lake Erie Energy Business**" means the business, carried on by Lake Erie Energy Limited Partnership, of generation, sales, marketing and distribution of energy to and from facilities to be constructed in or near Nanticoke, Ontario.

"**Lake Erie Facility**" means the steelmaking and processing complex, comprised of plants, buildings, Equipment and other property of Lake Erie Steel Limited Partnership, located at Nanticoke, Ontario.

"**Lake Erie Land Business**" means the business, carried on by Lake Erie Land Limited Partnership, of holding, carrying, developing, sales and marketing of real estate assets in or near Nanticoke, Ontario, as more particularly described in the CBCA Arrangement.

"**Lake Erie Steel Business**" means the business, carried on by Lake Erie Steel Limited Partnership, of manufacturing, sales, marketing and distribution of steel, and the provision of certain services to the Lake Erie Coke Business, the Lake Erie Energy Business and the Lake Erie Land Business, at the Lake Erie Facility.

"**Libor Rate**" means, for each Interest Period, the rate of interest per annum (expressed as a percentage calculated on the basis of a 360-day year) being the rate shown on Telerate page 3750 (as defined in the International Swaps and Derivatives Association, Inc. definitions, as modified and amended from time to time) (at or about 11:00 a.m. London time) on the day which is two Banking Days before the first day of such Interest Period for offering deposits in United States

Dollars for a period comparable to the applicable Interest Period and in an amount similar to the indebtedness outstanding under the Secured Notes and if different rates are quoted for offering deposits in United States Dollars in varying amounts, in an amount which is closest to the amount of indebtedness under the Secured Notes, and if for any reason, the Telerate rates are not available, then the Libor Rate will be the annual rate of interest (expressed as a percentage calculated on the basis of a 360-day year) equal to the average (rounded upward to the nearest whole multiple of 1/16 of 1% per annum) of the rates per annum which leading banks in the London interbank markets are offering deposits in United States Dollars currency and for the said amount for a period equal to the relevant Interest Period, appearing on the Reuters Screen LIBO Page (at or about 11:00 a.m. London time) on the day which is two Banking Days before the first day of such Interest Period.

"**License**" means, in respect of a Person, any Copyright, Patent, Design, Trademark or other license of rights or interests now held or hereafter acquired by such Person, other than any license of readily available commercial software.

"**Limited Partnership Agreements"** means the limited partnership agreements between the Corporation and each respective General Partner, establishing each respective Limited Partnership, which for purposes hereof are deemed to be "constating" documents hereunder.

"**Limited Partnerships**" means Hamilton Coke Limited Partnership, Hamilton Land Limited Partnership, Hamilton Steel Limited Partnership, HLE Mining Limited Partnership, HMLTN Energy Limited Partnership, Lake Erie Coke Limited Partnership, Lake Erie Land Limited Partnership, Lake Erie Steel Limited Partnership and Lake Erie Energy Limited Partnership.

"**Litigation**" means action, claim, lawsuit, demand, investigation or proceeding that is now pending or, to the knowledge of the Corporation or any Restricted Subsidiary, threatened against the Corporation or any Restricted Subsidiary, before any Governmental Authority or before any arbitrator or panel of arbitrator.

"**Material Adverse Change**" means any event, circumstance, condition, fact, effect or other matter which has had or could reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), results of operation, properties, assets, liabilities or operations of the Corporation and its Subsidiaries taken as a whole; provided that any strike, labour disruption or development affecting capital markets generally, the Canadian or North American economy or the Canadian or international steel industry as a whole will not constitute a Material Adverse Change.

"**Maturity Date**" means March 31, 2016 or such other date on which the Secured Notes become due and payable, whether by declaration of acceleration, call for redemption or otherwise.

"**Mortgages**" means each of the mortgages, debentures, deeds of trust, deeds of hypothec, and issue of bonds, leasehold mortgages, leasehold deeds of trust, collateral assignments of leases or other real estate security documents delivered by any of the Corporation or the Restricted Subsidiaries to the Trustee on behalf of itself and the Noteholders with respect to the mortgage properties referred to in the Security Documents, all in form and substance reasonably satisfactory to the Trustee.

"**Net Cash Proceeds**" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents (including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents) received by the Corporation or any Restricted Subsidiary from such Asset Sale net of: (i) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including brokerage, legal, accounting and investment banking fees, sales commissions and title and recording or registration fees and expenses); (ii) taxes paid or payable ((A) including income taxes reasonably estimated to be actually payable as a result of any disposition of property within two years of the date of disposition and (B) after taking into account any reduction in tax liability due to available tax credits or deductions and any tax sharing arrangements); (iii) appropriate amounts to be provided by the Corporation or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Corporation or any Restricted Subsidiary, as the case may be, after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale; and (iv) repayment of indebtedness that is secured by or otherwise required by the terms thereof to be repaid in connection with such Asset Sale; provided that any non-cash consideration received in connection with such Asset Sale which is subsequently converted to cash will be deemed to be Net Cash Proceeds at such time and will thereafter be applied in accordance with Section 6.12.

"**Non-Core Pension Plans**" means:

(a) the Stelpipe Ltd. Bargaining Unit Pension Plan for Members of the National Automobile, Aerospace, Transportation and General Workers, Union of Canada (CAW-Canada), registered under the PBA as number #1018860;

(b) the Stelpipe Ltd. Retirement Plan for Salaried Employees, registered under the PBA as number #1017177;

(c) the Welland Pipe Ltd. Bargaining Unit Pension Plan for Members of the National Automobile, Aerospace Transportation and General Workers' Union of Canada (CAW-Canada), registered under the PBA as number #1018878; and

(d) the Welland Pipe Pension Plan for Salaried Employees, registered under the PBA as #1017185.

"**Obligations**" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other amounts payable under the documentation governing any Indebtedness.

"**Patents**" means, with respect to a Person, all present and hereafter acquired patents, patent applications, registrations, any reissues or renewals thereof, any inventions and improvements claimed thereunder, and all general intangibles and patent rights with respect thereto of the Corporation or any Restricted Subsidiary, and all income, royalties, cash and non-cash proceeds thereof.

"**PBA**" means the *Pension Benefits Act* (Ontario).

"**Pension Agreement**" means the pension agreement dated on or about the date hereof entered into between the Corporation, the Limited Partnerships, the Superintendent of the Financial Services Commission of Ontario and the Province with respect to the funding of the Stelco Main Pension Plans.

"**Pension Deemed Trusts**" means all amounts governed by any trust (deemed, constructive, statutory or otherwise) in respect of the Canadian Pension Plans.

"**Permitted Indebtedness**" means, without duplication, each of the following:

(i) Indebtedness under the Secured Notes and this Indenture, including Indebtedness in respect of the Guarantees and the Obligations of the Corporation, the Restricted Subsidiaries and the Unrestricted Subsidiaries to the Trustee;

(ii) Indebtedness Incurred pursuant to (a) the ABL Facility in an aggregate principal amount not to exceed $600,000,000 plus Protective Advances; (b) the Secured Revolving Term Loan or the Exchange Notes (as defined in the Secured Revolving Term Loan Credit Agreement) in an aggregate principal amount not to exceed $375,000,000 (or the Equivalent Amount in U.S. dollars) plus any Excess Interest (as defined in the Secured Revolving Term Loan Credit Agreement) which is added to such amount in accordance with Section 1.4(d) of the Secured Revolving Term Loan Credit Agreement); (c) the Province Loan in an aggregate principal amount not to exceed $150,000,000 and (d) the TD Banking Services Agreement in an aggregate principal amount not to exceed $5,000,000; provided that the amounts in clauses (a) and (b) above are subject to reduction, if any, as provided in Section 6.12 or in the Inter-Creditor Agreement and the limitations in (xix) of this definition;

(iii) all other Indebtedness of the Corporation or any Restricted Subsidiary as of the Closing Date referred to or otherwise disclosed under the Secured Revolving Term Loan Credit Agreement;

(iv) Indebtedness Incurred in connection with Commodity Agreements;

(v) Indebtedness Incurred in connection with Interest Swap Obligations and Currency Agreements relating to Indebtedness permitted pursuant to Section 6.03; provided, however, that the notional amount of each such Interest Swap Obligation and Currency Agreement does not exceed the principal amount of the Indebtedness to which the Interest Swap Obligation or the Currency Agreement, as the case may be, relates;

(vi) Indebtedness in respect of Purchase Money Liens and Capitalized Lease Obligations (a) outstanding as of the Closing Date and referred to or otherwise disclosed under the Secured Revolving Term Loan Credit Agreement, and (b) to the extent Incurred after the Closing Date provided such Indebtedness does not exceed $50 million at any time outstanding;

(vii) Attributable Indebtedness in respect of Sale and Leaseback Transactions (a) outstanding as of the Closing Date and referred to or otherwise disclosed under the Secured Revolving Term Loan Credit Agreement, and (b) Incurred after the Closing Date provided such Incurrence is in accordance with Section 6.13;

(viii) Indebtedness of a Restricted Subsidiary to the Corporation or to a Restricted Subsidiary and of the Corporation to a Restricted Subsidiary;

(ix) Guaranteed Indebtedness in respect of Indebtedness that is Permitted Indebtedness;

(x) Refinancing Indebtedness;

(xi) Indebtedness of any Person that becomes a Restricted Subsidiary of the Corporation after the date hereof which Indebtedness existed at the time such Person becomes a Restricted Subsidiary of the Corporation; provided that (A) such Indebtedness was not Incurred as a result of or in connection with or anticipation of such Person becoming a Restricted Subsidiary of the Corporation, (B) immediately before and immediately after giving effect to such Person becoming a Restricted Subsidiary of the Corporation (as if such existing Indebtedness were Incurred on the first day of the Eight Quarter Period) the Corporation could Incur at least $1.00 of additional Indebtedness in accordance with the Consolidated Interest Coverage Ratio test of Section 6.03(2) and (C) such Indebtedness is without recourse to the Corporation or any of its Restricted Subsidiaries or to any of their respective properties other than the Person or the properties to which such Indebtedness related prior to the time such Person becomes a Restricted Subsidiary of the Corporation;

(xii) Indebtedness Incurred by the Corporation or a Restricted Subsidiary in connection with Project Financings;

(xiii) Indebtedness under the Supply and Services Agreements and the Slabco Tolling Agreement;

(xiv) Indebtedness of the Corporation or any Restricted Subsidiary arising from customary agreements providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business, fixed or capital assets of a Restricted Subsidiary;

(xv) Indebtedness of the Corporation or any Restricted Subsidiary in respect of letters of credit, bid, performance, surety or appeal bonds and completion guarantees provided in the ordinary course of business of the Corporation or a Restricted Subsidiary;

(xvi) Indebtedness of the Corporation or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit or other Indebtedness in respect of workers' compensation claims or self-insurance obligations,

employment insurance, power purchase contracts, landfill closure obligations or bid, performance or surety, release, appeal or similar bonds (in each case other than for an obligation for borrowed money);

(xvii) the Incurrence by the Corporation or a Restricted Subsidiary of Indebtedness to the extent that the net proceeds thereof are concurrently deposited to defease or to satisfy and discharge the Secured Notes in accordance with Article 12 of the Principal Indenture;

(xviii) Guaranteed Indebtedness of the Corporation or any Restricted Subsidiary of the obligations of suppliers, customers, franchisees and licensees of the Corporation or any Restricted Subsidiary entered into in the ordinary course of business of the Corporation or any Restricted Subsidiary;

(xix) Indebtedness Incurred by a Receivables Subsidiary in connection with a Receivables Transaction that is non-recourse to the Corporation or any Restricted Subsidiary (except for Standard Securitization Undertakings); provided that the cash purchase price (excluding any deferred purchase price) of which plus the committed amount under the ABL Facility or any facility that is Refinancing Indebtedness in respect of the ABL Facility while the Receivables Transaction is in place does not exceed in the aggregate $600,000,000 plus Protective Advances; and

(xx) Indebtedness Incurred in connection with any other Permitted Liens.

"**Permitted Investments**" means an Investment by the Corporation or any Restricted Subsidiary in:

(i) cash and Cash Equivalents;

(ii) loans, guarantees and reasonable advances to employees of the Corporation or any Restricted Subsidiary made in an aggregate principal amount not exceeding $2 million at any time outstanding;

(iii) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that (A) the primary business of such Person is a Related Business and (B) in the case of a Person which is not then a Restricted Subsidiary, (x) immediately after giving effect to such transaction (including giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction), the Corporation will be able to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test of Section 6.03(2); (y) immediately before and immediately after giving effect to such transaction (including giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction), no Default and no Event of Default will have occurred and be continuing, and (z) at the time of such transaction (including giving effect to any Indebtedness and Acquired Indebtedness

Incurred or anticipated to be Incurred in connection with or in respect of such transaction), the Fair Market Value of the properties of such Person exceeds the liabilities of such Person;

(iv) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its properties to, the Corporation or any Restricted Subsidiary in compliance with the provisions of Article 9 of the Principal Indenture; provided, however, that the primary business of such Person is a Related Business;

(v) non-cash consideration received in accordance with Section 6.12;

(vi) other Investments not to exceed in the aggregate $10 million outstanding at any one time;

(viii) advances to suppliers and customers in the ordinary course of business;

(ix) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(x) Investments acquired solely in exchange for the issuance of Qualified Capital Stock of the Corporation;

(xi) other Investments existing as of the Closing Date and referred to or otherwise disclosed in the Secured Revolving Term Loan Agreement (including Investments by (a) Hamilton Steel LP in Baycoat Limited, Z-Line Company and D.C. Chrome Limited, and (b) Lake Erie Steel LP in Slabco, in each case in clauses (a) and (b) above together with other Investments made after the Closing Date in such entities, all in accordance with the applicable joint venture agreement, shareholders agreement or advances agreement) and any replacement, refinancing or refunding of any such Investments; provided, that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded, and is made in the same Person as the Investment replaced, refinanced or refunded;

(xii) Hedge Contracts that that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(xiii) the Guarantees of the Restricted Subsidiaries and Unrestricted Subsidiaries as contemplated under this Indenture;

(xiv) Investments related to Project Financings; and

(xv) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Receivables Transaction, including Investments of funds held in accounts permitted or required by the arrangements governing such Receivables Transaction or any related Indebtedness.

"**Permitted Liens**" means, without duplication, each of the following:

(i) all Liens created pursuant to the Secured Note Loan Documents;

(ii) Liens granted by the Corporation, the Restricted Subsidiaries or Unrestricted Subsidiaries pursuant to the ABL Facility Credit Agreement and the Secured Revolving Term Loan Credit Agreement and any Refinancings thereof, provided such Liens are subject to the Inter-Creditor Agreement;

(iii) Liens of landlords and Liens of carriers, repairers, servicers, warehousemen, bailees, mechanics, materialmen and other like Liens imposed by Applicable Law, created in the ordinary course of business for amounts not yet due (or which are being contested in good faith, by appropriate proceedings or other appropriate actions which are sufficient to prevent enforcement of such Liens), and with respect to which adequate reserves or other appropriate provisions are being maintained by the Corporation or the Restricted Subsidiaries in accordance with GAAP;

(iv) deposits made (and the Liens thereon) in the ordinary course of business of the Corporation or the Restricted Subsidiaries (including security deposits for leases, indemnity bonds, surety bonds and appeal bonds) in connection with workers' compensation, employment insurance and other types of social security benefits (but excluding Pension Deemed Trusts and Liens in respect of or under any Canadian Pension Plans or ERISA) or to secure the performance of tenders or bids (other than for the repayment or guarantee of borrowed money), statutory obligations and other similar obligations arising as a result of progress payments under government contracts;

(v) any Liens and other matters listed on title insurance policies over the Corporation Real Property in favour of the Trustee delivered pursuant to terms hereof and of the ABL Facility Credit Agreement and the Secured Revolving Term Loan Credit Agreement;

(vi) Liens in connection with Permitted Indebtedness set out in clause (vi) of the definition of Permitted Indebtedness;

(vii) the reservations, limitations, provisos and conditions expressed in the original grants of the Corporation Real Property from the Crown;

(viii) all licences affecting the Corporation Real Property to the extent in effect on the date hereof;

(ix) all other Liens existing on the Closing Date and disclosed or referred to in the Secured Revolving Term Loan Credit Agreement;

(x) Liens Incurred or deposits made to secure the performance of tenders, bids, surety bonds, leases, statutory obligations, progress payments, government contracts and other similar obligations (excluding obligations for the payment of borrowed money) Incurred in the ordinary course of business;

(xi) survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions on the use of real property, not materially impairing the value of the relevant property and not interfering with the ordinary conduct of the business of the Corporation or any of its Restricted Subsidiaries;

(xii) Liens in respect of Sale and Leaseback Transactions that are entered into in accordance with Section 6.13;

(xiii) Liens in respect of Refinancing Indebtedness incurred to Refinance any of the Indebtedness set forth in clauses (i), (ii), (vi), (ix), (xii) and (xiv) of this definition;

(xiv) letters of credit securing Hedge Contracts;

(xv) security given in the ordinary course of business (and not in connection with the borrowing of money or obtaining of credit) to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or governmental or other authority in connection with the operations of the Corporation or any Restricted Subsidiary;

(xvi) reservations and exceptions contained in, or implied by statute in, the original disposition from the Crown in respect of Corporation Real Property;

(xvii) title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purposes for which it is held or used by the Corporation or materially adversely affect the security hereunder;

(xviii) Liens which are deemed trusts arising by operation of law in respect of amounts which are not (x) yet due and payable, (y) filed in any public records, or (z) enforceable against any of the Collateral;

(xix) Charges and Liens in respect of amounts which are not yet due and payable or the payment of which is not required to be made in accordance with Section 6.04 or which are being diligently contested in good faith by the Corporation or the Restricted Subsidiaries by appropriate proceedings in accordance with Section 6.04, and which Liens are not (x) filed in any public records, (y) enforceable against any of the Collateral, or (z) for Taxes due to any Governmental Authority

of Canada, the United States of America or any province or state thereof having similar priority statutes which have become enforceable;

(xx) Liens in respect of Project Financing; and

(xxi) Liens in connection with a Receivables Transaction.

"**Physical Secured Notes**" means Secured Notes in the form of individual certificates in definitive fully registered form substantially in the form set out in Exhibit 1.

"**PPSA**" means the *Personal Property Security Act* (Ontario).

"**Preferred Stock**" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

"**Proceeds**" means, in respect of the Corporation Property, identifiable traceable property in any form derived directly or indirectly from any dealing with Corporation Property or the proceeds therefrom (but, for greater certainty, not including rents, incomes and profits therefrom) and includes any payment representing indemnity or compensation for loss of or damage to the Corporation Property and, in any event, will include (i) any and all proceeds of any insurance, indemnity, warranty or guaranty payable to the Corporation or any Restricted Subsidiary from time to time with respect to any of the Corporation Property, (ii) any and all payments (in any form whatsoever) made or due and payable to the Corporation or any Restricted Subsidiary from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Corporation Property by any Governmental Authority (or any Person acting under colour of Governmental Authority), and (iii) any and all other amounts from time to time paid or payable for the loss, damage, destruction, sale, lease or other disposition of the Corporation Property or in connection with any of the Corporation Property.

"**Project Financing**" means any arrangement whereby financing is provided to the Corporation or any Restricted Subsidiary for the acquisition or development of capital equipment and related services for major industrial projects or long term infrastructure, based upon a non-recourse or limited recourse financial structure where any Lien granted in respect of such financing is limited to such capital equipment and other assets related to the project.

"**Protective Advances**" means (i) advances made by the ABL Lenders to the Corporation, or (ii) payments made by the ABL Agent and/or any other ABL Secured Party on behalf of the Corporation and any Restricted Subsidiary, in each case, to the extent made for the purpose of protecting the Collateral, any ABL Secured Party's interests therein or any ABL Lien, including payments on account of insurance premiums, security costs and employee costs. For greater certainty, "**Protective Advances**" shall not exceed (including all amounts previously advanced or paid for the purposes specified above) $30,000,000 if the principal amount drawn by the Corporation under the ABL Facility Credit Agreement is at $600,000,000.

"**Province**" means Her Majesty the Queen in Right of the Province of Ontario.

"**Province Inter-Creditor Agreement**" means the intercreditor agreement dated the date hereof executed by the Province in favour of the Revolving Term Agent, the ABL Agent and the Trustee and the Exchange Note Trustee (as defined in the Secured Revolving Term Loan Credit Agreement) (if and when the Exchange Note Indenture (as defined in the Secured Revolving Term Loan Credit Agreement) is entered into) as same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"**Province Loan**" means the $150,000,000 loan advanced by the Province to the Corporation as evidenced by the Province Loan Agreement.

"**Province Loan Agreement**" means the Province Loan Note Agreement dated on or about the date hereof between the Corporation and the Province, as the same may be amended, restated, replaced, refinanced, supplemented or modified.

"**Purchase Money Lien**" means any Lien charging property acquired by any of the Corporation or the Restricted Subsidiaries, which is granted or assumed by such entity or which arises by operation of law in favour of the transferor concurrently with and for the purpose of the acquisition of such property, in each case where (i) the principal amount secured by such Lien is not in excess of 100% of the purchase price (after any post-closing adjustment) of the property acquired, and (ii) such Lien extends only to the property acquired and its proceeds.

"**Qualified Capital Stock**" means any Capital Stock that is not Disqualified Capital Stock.

"**Receivables**" means accounts receivable or whole or undivided interests therein (including all rights to payment created by or arising from the sale of goods, leases of goods or the rendering of services, no matter how evidenced (including in the form of chattel paper) and whether or not earned by performance) of the Corporation or any Restricted Subsidiary.

"**Receivables Repurchase Obligation**" means any obligation of a seller of Receivables in a Receivables Transaction to repurchase Receivables and Related Assets as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a Receivable or a portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

"**Receivables Subsidiary**" means a Person formed for the purposes of engaging in a Receivables Transaction with the Corporation or any Subsidiary of the Corporation in which the Corporation or any Subsidiary of the Corporation makes an Investment and to which the Corporation or any Subsidiary of the Corporation transfers Receivables and Related Assets which engages in no activities other than in connection with the financing (including the acquisition and further sale, conveyance, lease or other transfer) of Receivables and Related Assets of the Corporation and its Subsidiaries, all proceeds thereof and rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors (or, as applicable, of a Subsidiary of the Corporation to the extent the Receivables that are to be the subject of the Receivables Transaction are owned by such Subsidiary) (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Corporation or any Subsidiary of the Corporation (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Corporation or any other Subsidiary of the Corporation in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property of the Corporation or any other Subsidiary of the Corporation other than the Receivables or Related Assets, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b) with which neither the Corporation nor any other Restricted Subsidiary of the Corporation has any material contract, agreement, arrangement or understanding other than on terms that the Corporation (or, as applicable, a Subsidiary of the Corporation) reasonably believes to be no less favourable to the Corporation or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Corporation; and

(c) to which neither the Corporation nor any other Subsidiary of the Corporation has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors (or a Subsidiary, as applicable) shall be evidenced to the Trustee by filing with the Trustee a Certified Resolution of the Board of Directors or the applicable Subsidiary of the Corporation giving effect to such designation and a Certificate of the Corporation certifying that such designation complied with the foregoing conditions.

"**Receivables Transaction**" means any transaction or series of transactions that may be entered into by the Corporation or any Restricted Subsidiaries pursuant to which the Corporation or any of its Subsidiaries may sell, convey or otherwise transfer, either directly or indirectly through the Corporation or a Restricted Subsidiary, to (a) a Receivables Subsidiary (in the case of a transfer by the Corporation or any Restricted Subsidiaries), and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a Lien in, any Receivables (whether now existing or arising in the future) of the Corporation or any Restricted Subsidiaries, and any assets related thereto, including all collateral securing such Receivables, all contracts and contract rights, purchase orders, Liens, financing statements or other documentation in respect of such Receivables, and all guarantees, indemnities, warranties or other obligations in respect of such Receivables, and any other assets which are customarily transferred or in respect of which Liens are customarily granted in connection with asset securitization transactions involving Receivables and any collections or proceeds of any of the foregoing (collectively, the "**Related Assets**"), which transfer, grant of Liens or pledge, sale or conveyance is funded in whole or in part, directly or indirectly, by the Incurrence or issuance by the transferee or any successive transferee of Indebtedness, fractional undivided interests, or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such Receivables and Related Assets or interests in such Receivables and Related Assets.

"**Recognized Stock Exchange**" means the TSX or any other stock exchange on which the Common Shares and/or Debt Securities of the Corporation are then listed.

"**Redemption Amount**" has the meaning set out in Section 3.04.

"**Redemption Date**" has the meaning set out in Section 3.01(1).

"**Redemption Notice**" has the meaning set out in Section 3.04.

"**Refinance**" means, in respect of any security or Indebtedness, to refinance, repurchase, extend, renew, refund, repay, prepay, redeem, defease or retire, replace, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part and includes, with respect to the ABL Facility, "asset based loan" or "working capital loan", or other such credit facilities provided to the Corporation or any Restricted Subsidiary on the basis of a formula or borrowing base calculation with reference only to the accounts receivable and/or inventory of the Corporation or any Restricted Subsidiary entered into from time to time, in aggregate principal amounts that do not exceed $600,000,000 plus Protective Advances, at any time, and includes, with respect to the Secured Revolving Term Loan, Indebtedness designated by the Corporation Incurred from time to time in aggregate principal amounts that do not exceed $375,000,000 at any time, subject, in each case, to any reductions thereto having been made in accordance with Section 6.12. "Refinanced" and "Refinancing" will have correlative meanings.

"**Refinancing Indebtedness**" means

(i) any Refinancing by the Corporation or any Restricted Subsidiary of Indebtedness of the Corporation initially Incurred in accordance with and permitted by Section 6.03, including the Secured Notes, the ABL Facility and the Secured Revolving Term Loan (other than Indebtedness Permitted pursuant to clause (iv) or (v) of the definition of "Permitted Indebtedness"); or

(ii) any Refinancing by any Restricted Subsidiary of Indebtedness Incurred by such Restricted Subsidiary in accordance with clause (xi) of the definition of "Permitted Indebtedness" subject to the same terms and conditions as therein specified,

and, in case of clause (i) and (ii) above, that does not:

A. result in an increase in the aggregate principal amount of the committed Indebtedness (plus the amount of any permitted Protective Advances) of such Person as of the date of such proposed Refinancing (plus (I) the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness; (II) the amount of reasonable expenses incurred by such Person in connection with such Refinancing; and (III) the amount of any such Indebtedness that had been amortized during its term); and

B. create Indebtedness with (I) if applicable, a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being

Refinanced or (II) a final maturity earlier than the final maturity of the Indebtedness being Refinanced;

provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Corporation or a Restricted Subsidiary, as the case may be, then such Refinancing Indebtedness will be Indebtedness solely of the Corporation or a Restricted Subsidiary, as the case may be, and (y) if such Indebtedness being Refinanced is subordinate or junior to the Secured Notes, then such Refinancing Indebtedness will be subordinate or junior to the Secured Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced ; provided however, that despite the foregoing (x) the aggregate principal amount of the committed Indebtedness of any Refinancing Indebtedness of the ABL Facility may be up to $600,000,000 (plus the amount of any Protective Advances), at any time; and (ii) the aggregate principal amount of the committed Indebtedness of any Refinancing Indebtedness of the Secured Revolving Term Loan may be up to $375,000,000, at any time, subject, in each case, to any reductions thereto having been made in accordance with Section 6.12.

"**Related Assets**" has the meaning set out in the definition of Receivable Transaction.

"**Related Business**" means the activities of and ancillary or complementary to the Businesses, including the construction and operation of a cogeneration plant used to convert gas into power and steam and a pulverized coal injection facility used to produce coke, in each case primarily for use in the manufacture of steel and steel products by the Corporation and the Restricted Subsidiaries.

"**Related Business Investment**" means any expenditure by the Corporation or a Restricted Subsidiary pursuant to clause (iii), (iv) or (vi) of the definition of "Permitted Investments" or constituting an acquisition of properties (which for this purpose will not include any security) used in the ordinary course of a Related Business.

"**Restricted Subsidiary**" means any Subsidiary of the Corporation other than (i) the Unrestricted Subsidiaries, (ii) Z-Line Company, (iii) The Stelco Plate Company Ltd., (iv) subject to Section 9.01(4), Slabco and (v) a Receivables Subsidiary.

"**Sale and Leaseback Transaction**" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Corporation or a Restricted Subsidiary of any property, whether owned by the Corporation or any Restricted Subsidiary at the date hereof or later acquired, which has been or is to be sold or transferred by the Corporation or such Restricted Subsidiary.

"**Sanction Order**" means the order of the CCAA Court made on January 20, 2006 approving the CCAA Plan.

"**Secured Note Interest Payment Election**" means an election by the Corporation to satisfy or defer and accrue all or a part of an Interest Obligation in the manner described in the Secured Note Interest Payment Election Notice.

"**Secured Notes Interest Payment Election Notice**" means a written notice made by the Corporation to the Trustee and the Noteholders specifying:

(i) the Interest Obligation to which the election relates;

(ii) if the Corporation exercises the option to pay such Interest Obligation by issuing Secured Notes in accordance with Section 8.01, the aggregate principal amount of Secured Notes the Corporation proposes to deliver to satisfy the interest amount not paid in cash on the applicable Interest Payment Date; or

(iii) the Interest Obligation to be deferred and accrued in the event the Corporation exercises the option to defer and accrue same in accordance with Section 8.01.

"**Secured Revolving Term Agent**" means 1685970 Ontario Inc., as agent under the Secured Revolving Term Loan Credit Agreement together with its successors and assigns or any replacement agent together with any other agent under any Refinancing of the Secured Revolving Term Loan.

"**Secured Revolving Term Loan**" means the $375,000,000 secured revolving term loan provided by the Secured Revolving Term Agent and certain other lenders to the Corporation pursuant to the terms of the Secured Revolving Term Loan Credit Agreement.

"**Secured Revolving Term Loan Credit Agreement**" means the credit agreement dated on or about the date hereof between the Corporation, as borrower, the Secured Revolving Term Agent, as agent and lender, and others, as the same may be amended, restated, replaced, refinanced (including as to any Refinancing Indebtedness) supplemented or modified in accordance with the terms of the Inter-Creditor Agreement together with any other credit agreement with respect to any Refinancing of the Secured Revolving Term Loan.

"**Security Agreements**" means the security and pledge agreements dated as of the date hereof between the Corporation and the Trustee and each Restricted Subsidiary and Unrestricted Subsidiary and the Trustee, as the same may be amended, restated, supplemented or modified from time to time.

"**Security Documents**" means the Security Agreements, the Secured Notes, the Guarantees, the Mortgages, the Deed of Hypothec, Bond and Pledge each referred to in Section 9.01, the Additional Security Documents and any other instruments and agreements evidencing or creating Liens in favour of the Trustee on behalf of itself and the Noteholders in all or any portion of the Collateral, the Inter-Creditor Agreement and Province Inter-Creditor Agreement, as the same may be amended, restated, supplemented or modified from time to time.

"**Slabco**" means Lake Erie Slab Company Inc.

"**Slabco Tolling Agreement**" means the tolling agreement dated March 17, 1997 between Lake Erie Steel Company Ltd. and Slabco as amended, restated, modified or supplemented in accordance with its terms.

"**Standard Securitization Undertakings**" means representations, warranties, covenants, over collateralization, indemnities and guarantees in respect thereof entered into by the Corporation or any Restricted Subsidiary of the Corporation which the Corporation (and, if entered into by a Subsidiary, such Subsidiary) has determined in good faith to be customary or reasonable in a

Receivables Transaction including those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

"**Stated Maturity**" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

"**Stelco Main Pension Plans**" means (a) Stelco Inc. and Participating Subsidiaries Retirement Plan For Salaried Employees (Registration Number 0338509), (b) Stelco Inc. Bargaining Unit Pension Plan for Members of United Steelworkers of America (Registration Number 0354878), (c) the Stelco Inc. Retirement Plan for Lake Erie Steel Company Salaried Employees (Registration Number 0698753), and (d) Stelco Inc. Bargaining Unit Pension Plan for Lake Erie Steel Company Members of United Steelworkers of America (Registration Number 0698761).

"**Stelco Pension Regulation**" means the new regulation, specific to the Stelco Main Pension Plans, passed by the Lieutenant Governor-in-Council effective as of March 31, 2006.

"**Stockholder**" means, with respect to any Person, each holder of Capital Stock of such Person.

"**Subordinated Obligation**" means any Indebtedness of the Corporation or any Restricted Subsidiary, as the case may be (whether outstanding on the date hereof or thereafter Incurred) which is subordinated or junior in right of payment to the Secured Notes pursuant to a written agreement or by operation of law.

"**Subsidiary**", with respect to any Person, means (i) any corporation of which shares to which are attached at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances is at the time owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting, partnership or other equity interests under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

"**Supply and Services Agreements**" means:

(a) the Services Agreements dated on or about the date hereof between the Corporation and each Limited Partnership;

(b) the services agreements dated on or about the date hereof between (i) Hamilton Steel Limited Partnership and Hamilton Coke Limited Partnership, and (ii) Lake Erie Steel Limited Partnership and Lake Erie Coke Limited Partnership;

(c) the supply services agreements dated on or about the date hereof between (i) Hamilton Steel Limited Partnership and Hamilton Coke Limited Partnership, and (ii) Lake Erie Steel Limited Partnership and Lake Erie Coke Limited Partnership;

(d) the Coke Supply Agreements dated on or about the date hereof between (i) Hamilton Coke Limited Partnership and Hamilton Steel Limited Partnership, and (ii) Lake Erie Coke Limited Partnership and Lake Erie Steel Limited Partnership;

(e) the Coke Oven Gas Supply Agreements dated on or about the date hereof between (i) Hamilton Coke Limited Partnership and Hamilton Steel Limited Partnership, and (ii) Lake Erie Coke Limited Partnership and Lake Erie Steel Limited Partnership;

(f) the Iron Ore Supply Agreements dated on or about the date hereof between (i) HLE Mining Limited Partnership and Hamilton Steel Limited Partnership, and (ii) HLE Mining Limited Partnership and Lake Erie Steel Limited Partnership;

(g) the Slab and Coils Agreement dated on or about the date hereof between Hamilton Steel Limited Partnership and Lake Erie Steel Limited Partnership;

(h) the By-Products Supply Agreements dated on or about the date hereof between (i) Hamilton Coke Limited Partnership and Hamilton Steel Limited Partnership, and (ii) Lake Erie Coke Limited Partnership and Lake Erie Steel Limited Partnership; and

(i) office licences dated on or about the date hereof between (i) Hamilton Steel LP and the Corporation and (ii) Lake Erie Steel LP and the Corporation,

each as may be amended, restated, modified or supplemented in accordance with their terms.

"**Tax**" and "**Taxes**" means all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges of any nature (including income, corporate, capital (including large corporations), net worth, sales, consumption, use, transfer, goods and services, value-added, stamp, registration, franchise, withholding, payroll, employment, health, education, employment insurance, pension, excise, business, school, property, occupation, customs, anti-dumping and countervail taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges) imposed by any Governmental Authority, together with any fines, interest, penalties or other additions on, to, in lieu of, for non-collection of or in respect of those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges.

"**TD**" means The Toronto-Dominion Bank, or any other financial institution who is a counterparty providing the banking services contemplated by the TD Banking Services Agreement.

"**TD Banking Services Agreement**" means the letter agreement dated March 21, 2006 between TD and the Corporation pursuant to which TD has made certain sundry credit facilities available to the Corporation and certain of its affiliates by way of a $5,000,000 overdraft facility.

"**Term Asset Paydown Amount**" has the meaning set out in Section 6.12(1)(ii)

"**Term Priority Collateral**" has the meaning set out in the Inter-Creditor Agreement.

"**Trademarks**" means, with respect to a Person, all present and hereafter acquired trademarks, trademark registrations, recordals, applications, tradenames, trade styles, service marks, prints and labels (on which any of the foregoing may appear), issues, renewals, and any other intellectual property and trademark rights pertaining to any of the foregoing, together with the goodwill associated therewith and all cash and non-cash proceeds thereof.

"**Transaction Date**" has the meaning set forth in the definition of "Consolidated Interest Coverage Ratio".

"**Trust Moneys**" has the meaning set forth in Section 10.01.

"**Trust Moneys Account**" has the meaning set forth in Section 10.01.

"**Trading Day**" means, with respect to any Recognized Stock Exchange or any other market for securities, any day on which such exchange or market is open for trading or quotation.

"**TSX**" means the Toronto Stock Exchange.

"**Unrestricted Subsidiary**" means each Subsidiary of the Corporation that the Corporation has designated pursuant to the provisions described under Section 6.15 as an Unrestricted Subsidiary and that has not been redesignated a Restricted Subsidiary and, as of the Closing Date means CHT Steel Company Inc., 6076483 Canada Inc., Welland Pipe Ltd., 6076475 Canada Inc., Stelpipe Ltd., Stelcam Holdings Inc., Camrose Tubes Limited, Commercial Distribution Services, Inc., Ontario Coal Company, Chisholm Coal Company, Ontario Eveleth Company, Stelco Erie Corporation and Kanawha Coal Company.

"**US Bankruptcy Court**" means the United States Bankruptcy Court for the Eastern District of Michigan, Southern Division.

"**US Confirmation Order**" means the order of the US Bankruptcy Court concluding the 304 Proceeding.

"**VWAP**" means, in respect of a security, the volume weighted average trading price of such security for a specified period on a Canadian or United States stock exchange or over-the-counter market where the security has the highest trading volume, calculated including only trades made on such exchange during normal trading hours (prior to 4 p.m. Toronto Time) and excluding internal trades and special exchange markers to the extent identifiable through the stock exchange's reports issued in the ordinary course.

"**Weighted Average Life to Maturity**" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the then outstanding aggregate principal amount of such Indebtedness into (ii) the total of the product obtained by multiplying (A) the amount of each then remaining instalment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (B) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

"**Wholly-Owned Subsidiary**" means a Restricted Subsidiary, all the Capital Stock of which (other than directors' qualifying shares) is owned directly or indirectly by the Corporation or another Wholly-Owned Subsidiary.

"**Written Order**" or "**Written Request**" means a written order or request, respectively, signed in the name of the Corporation by an authorized officer of the Corporation.

Except as otherwise defined in this Section 1.02, other expressions defined in the Principal Indenture have the same meanings in this First Supplemental Indenture as so defined in the Principal Indenture.

1.03 **Schedules and Exhibits**

The following Schedules and Exhibits form part of this First Supplemental Indenture:

Exhibit 1	-	Form of Secured Note
Exhibit 2	-	Form of Redemption Notice

1.04 **Benefits of Indenture**

For greater certainty, this First Supplemental Indenture is being entered into by the Corporation with the Trustee for the benefit of the Noteholders and, in certain circumstances, the Corporation and the Trustee declares that it holds all rights, benefits and interests of this First Supplemental Indenture on behalf of, and as agent for, the Noteholders and each such Person who becomes a Noteholder of the Secured Notes from time to time and, in certain circumstances, the Corporation.

ARTICLE 2 - THE SECURED NOTES

2.01 **Limit of Issue and Designation of Secured Notes**

The Secured Notes authorized to be issued hereunder consist of, and are limited to, U.S.$235,070,000 million principal amount in lawful money of the United States plus the additional aggregate principal amount in lawful money of the United States of Secured Notes issued in respect of any election by the Corporation to pay interest by issuing additional Secured Notes as provided herein. The Secured Notes are designated as "Secured Floating Rate Notes due 2016".

2.02 **Form and Terms of Secured Notes**

(1) The Secured Notes will be dated as of March 31, 2006 regardless of the date of issue (except for Secured Notes issued in payment of interest in accordance herewith), will bear interest:

(a) from and including March 31, 2006 to, but not including, March 31, 2008, at the rate per annum equal to the Libor Rate in respect of the applicable Interest Period plus 5.5% (after as well as before maturity, default and judgment, with interest on

overdue interest at the rate specified in the Principal Indenture), provided that if the Corporation elects to pay interest by issuing additional Secured Notes as provided for in Article 8, such interest rate will increase (applicable, for greater certainty, to the entirety of the Interest Period) to the Libor Rate with respect to the applicable Interest Period plus 8.5% in respect only of the Interest Obligation being satisfied; and

(b) from and including March 31, 2008 at the rate per annum equal to the Libor Rate in respect of the applicable Interest Period plus 5.5% (after as well as before maturity, default and judgment, with interest on overdue interest at the rate specified in the Principal Indenture), provided that: (i) if the Corporation elects to pay interest by issuing additional Secured Notes as provided for in Article 8, or (ii) the Corporation elects to have interest defer and accrue on the Secured Notes as provided for in Article 8, such interest rate will increase (applicable, for greater certainty, to the entirety of the Interest Period) to the Libor Rate with respect to the applicable Interest Period plus 8.5% in respect only of the Interest Obligation being satisfied; provided further that if, on the Banking Day the Libor Rate is to be calculated in respect of the applicable Interest Period, the Increased Rate Test Amount is less than or equal to $500,000,000, the applicable rate of interest set forth above in this Section 2.02(1)(b) for that Interest Period only will be decreased by 0.5%,

and will be payable in semi-annual instalments in arrears on each Interest Payment Date, and will mature on the Maturity Date.

(2) Subject to early redemption or purchase pursuant to the terms hereof, the principal of the Secured Notes issued hereunder will be payable on the Maturity Date in lawful money of the United States against surrender thereof by the Noteholder at any of the places at which a register is maintained pursuant to Section 2.09 or at such place or places as may be designated by the Corporation for that purpose.

(3) The Secured Notes will be issued as fully registered Secured Notes, without coupons, in denominations of U.S.$1,000 and integral multiples of U.S.$1,000 (except with respect to additional Secured Notes issued in lieu of cash payments of interest, which additional Secured Notes may be issued in any denomination subject to the requirements of any Recognized Stock Exchange on which the Secured Notes are listed) and will be redeemable as provided for in Article 3.

(4) The Secured Notes will be substantially in the form of Exhibit 1 hereto with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. The Secured Notes may have notations, legends or endorsements required by law, the rules of any securities exchange or usage.

(5) The Secured Notes issued as Book-Entry Secured Notes will be issued in the form of one or more global secured notes (the "**Global Secured Notes**") held by, or on behalf of, CDS, as Depository, for its Participants and registered in the name of CDS or its nominee. The Global Secured Notes will be substantially in the form set out in Exhibit 1 hereto with changes as

may be reasonably required by CDS and which are not prejudicial to the Noteholders, and any other changes as may be approved or permitted by the Corporation which are not prejudicial to the Noteholders, with such approval in each case to be conclusively deemed to have been given by the officers of the Corporation executing the same. Physical Secured Notes will be substantially in the form of Exhibit 1 hereto (but without the Global Secured Note Legend thereon).

(6) Secured Notes issued as Book-Entry Secured Notes will be represented by Global Secured Notes together with the legend provided for in Section 2.02(7). The Global Secured Notes will be held by, or on behalf of, the Depository as depository of the Participants in the Book-Based System and will be registered in the name of "CDS & Co." (or in the name of such other entity as the Depository may use from time to time as its nominee for the purposes of the Book-Based System).

(7) The Global Secured Notes will bear a legend (the "**Global Secured Note Legend**") in substantially the following form subject to modification as may be reasonably required by the Depository:

> "UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("**CDS**") TO THE CORPORATION OR THE TRUSTEE FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, SINCE THE REGISTERED NOTEHOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN. THIS CERTIFICATE IS SUBJECT TO A MASTER LETTER OF REPRESENTATION OF THE CORPORATION TO CDS, AS SUCH LETTER MAY BE REPLACED OR AMENDED FROM TIME TO TIME."

2.03 **Interest**

Each Secured Note issued hereunder, whether issued originally or in exchange for another Secured Note or pursuant to any election by the Corporation to pay interest by issuing additional Secured Notes as provided herein, will, as provided in the Secured Notes, bear interest daily from and including, as applicable March 31, 2006 or from and including the last Interest Payment Date on which interest was paid or made available for payment on the Secured Notes then outstanding, (provided, however, that interest will be calculated on any additional Secured Notes issued by the Corporation in payment of interest as provided for herein from and including the date of issuance of such additional Secured Notes or from and including the last Interest Payment Date on which interest was paid or made available for payment on such additional Secured Note then outstanding, as applicable), to but excluding the earlier of:

(a) if called for redemption hereunder, subject to Section 3.01, the Redemption Date;

(b) if purchased in accordance with Section 3.02 of the Principal Indenture, the date on which such Secured Notes are paid for by the Corporation; and

(c) the Maturity Date;

Interest on the Secured Notes will be calculated on the principal amount of the Secured Notes outstanding during the relevant period and on the basis of the actual number of days elapsed divided by 360.

2.04 **Prescription**

The right of the Noteholders to exercise their rights under this Indenture will become void unless the Secured Notes are presented for payment within a period of two years after the Maturity Date, after which payment thereof will be governed by the provisions of Article 7. The Corporation will have satisfied its obligations under the Secured Notes upon remittance to the Trustee for the account of the Noteholders, upon redemption, purchase or at the Maturity Date, of any and all consideration due hereunder in lawful money of the United States, subject to and in accordance with the provisions of this Indenture, and such remittance will, for all purposes, be deemed a payment to the Noteholders, and to that extent such Secured Notes will thereafter not be considered as outstanding and any Noteholder will have no right, except to receive payment out of the money so paid and deposited upon surrender of its Secured Notes.

2.05 **Issue of Secured Notes**

Secured Notes in such aggregate principal amounts provided for or contemplated to be issued under this First Supplemental Indenture, in lawful money of the United States will be executed by the Corporation from time to time and, forthwith after such execution, will be delivered to the Trustee and will be certified or authenticated by the Trustee and delivered in accordance with the terms of Section 2.06 of the Principal Indenture. The Trustee will receive no consideration for the certification of Secured Notes.

2.06 **Payment of Interest**

Subject to early redemption or purchase pursuant to the terms of this Indenture, as the interest on the Secured Notes becomes payable (except interest payable at maturity, repurchase or on redemption that may, at the option of the Corporation, be paid upon presentation and surrender of such Secured Notes for payment), the Corporation will make such payment in accordance with the terms of Section 4.02 of the Principal Indenture and may, at the option of the Corporation subject to receipt of all necessary regulatory approvals, make payment in additional Secured Notes in the manner set forth in Section 8.01 (except that notwithstanding the Corporation's election to pay such interest in additional Secured Notes the Corporation may, at its option, make any interest payment not exceeding U.S.$1,000 to any Noteholder in lawful money of the United States) or accrue interest in the manner set forth in Section 8.01.

2.07 **Payments of Principal and Interest on Book-Based Secured Notes**

(1) This Section 2.07 only applies to Global Secured Notes deposited with or on behalf of the Depositary.

(2) Subject to Section 2.06 and Article 8, as payments in respect of principal and/or interest on the Secured Notes represented by the Global Secured Notes become due and payable hereunder, the Corporation will (except in cases of payments on maturity or on redemption or repurchase that may, at the option of the Corporation in accordance herewith, be made only upon presentation and surrender of the Global Secured Notes):

(a) deliver or cause to be delivered to the Trustee c/o the Canadian Trustee at its principal office in the City of Toronto, at or before 10:00 a.m. at least two Banking Days before such Interest Payment Date or Maturity Date, as the case may be, a certified cheque for the amount of such payment payable on such Interest Payment Date or Maturity Date, as the case may be, to the order of the Canadian Trustee and negotiable at par;

(b) provide to the Trustee such payment by electronic funds transfer to an account in Canada designated by the Trustee, at or before 10:00 a.m. on at least two Banking Days before such Interest Payment Date or Maturity Date, as the case may be;

(c) deliver or cause to be delivered to the principal office of the Depository in the City of Toronto, at or before 11:00 a.m. at least one Banking Day before such Interest Payment Date or Maturity Date, as the case may be, a certified cheque for the amount of such payment payable on such Interest Payment Date or Maturity Date, as the case may be, to the order of the Depository and negotiable at par; or

(d) provide to the Depository such payment by electronic funds transfer to an account in Canada designated by the Depository, at or before 10:00 a.m. on such Interest Payment Date or Maturity Date, as the case may be; provided, in each case, the same is a Banking Day.

(3) For so long as the Depository is the registered Holder of a Global Secured Note, the Trustee will, upon receipt of a payment from the Corporation pursuant to Section 2.07(2)(a) or (b) in respect of the Global Secured Note held by the Depository:

(a) deliver or cause to be delivered to the Depository, as the registered Holder of such Global Secured Note at its principal office in the City of Toronto at or before 10:00 a.m. at least one Banking Day before the applicable Interest Payment Date or the Maturity Date, as the case may be, a certified cheque in the amount of such payment received from the Corporation and payable on such Interest Payment Date or Maturity Date, as the case may be; or

(b) provide payment in the amount of such payment received from the Corporation to the Depository, as the registered Holder of such Global Secured Note, by electronic funds transfer to an account in Canada designated by the Depository, at or before 10:00 a.m. on the applicable Interest Payment Date or Maturity Date, as

the case may be, provided that the Corporation has provided to the Trustee such payment by electronic funds transfer to an account designated by the Trustee, at or before 10:00 a.m. on at least two Banking Days before such Interest Payment Date or Maturity Date, as the case may be, provided, in each case, the same is a Banking Day;

for credit by the Depository to the Participants' accounts, provided that the Trustee and the Depository may agree to an alternate method of payment (including payment through the facilities of the Depository).

2.08 **Rank**

The Secured Notes certified and issued under this Indenture rank *pari passu* with one another, in accordance with their tenor without discrimination, preference or priority.

2.09 **Register**

The Corporation will cause to be kept by the Trustee, at the principal office of the Canadian Trustee in the City of Toronto, a central register, and in such other place or places by the Trustee or by such other registrar or registrars, if any, as the Corporation with the approval of the Trustee may designate, branch registers, in which will be entered the names and latest known addresses of the Noteholders and the other particulars prescribed by Applicable Law of the Secured Notes held by them respectively and all transfers of Secured Notes. Such registration will be noted on the Secured Notes by the Trustee or other registrar. No transfer of a Secured Note will be effective as against the Corporation (a) unless made on one of the appropriate registers by the registered Holder or its executors or administrators or other legal representatives or its or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, (b) made in compliance with Applicable Law and with such requirements as the Trustee or other Registrar or both may prescribe, and (c) unless such transfer has been duly noted on such Secured Note by the Trustee or other Registrar.

ARTICLE 3 - REDEMPTION, PURCHASE AND CANCELLATION OF SECURED NOTES

3.01 **Optional Redemption of Secured Notes**

(1) The Corporation may at its option, in accordance with the terms of this Indenture, redeem the Secured Notes, at any time, in whole or in part from time to time after the Closing Date and prior to April 1, 2008, upon not less than 30 days prior notice at a redemption price in lawful money of the United States equal to 110% of the principal amount of the Secured Notes to be redeemed, plus accrued and unpaid interest, if any, to but not including the date selected for redemption (the "**Redemption Date**").

(2) The Corporation may at its option, in accordance with the terms of this Indenture, redeem the Secured Notes, at any time, in whole or in part from time to time, on or after April 1, 2008 and prior to April 1, 2009, upon not less than 30 days' prior notice at a redemption price in lawful money of the United States equal to 105% of the principal amount of the Secured Notes to be redeemed, plus accrued and unpaid interest, if any, to but not including the Redemption Date.

(3) On or after April 1, 2009 and prior to April 1, 2010, the Corporation may at its option, in accordance with the terms of this Indenture, redeem the Secured Notes, at any time, in whole or in part from time to time, upon not less than 30 days' prior notice at a redemption price in lawful money of the United States equal to 102.5% of the principal amount of the Secured Notes to be redeemed, plus accrued and unpaid interest, if any, to but not including the Redemption Date.

(4) On or after April 1, 2010, the Corporation may at its option, in accordance with the terms of this Indenture, redeem the Secured Notes, at any time, in whole or in part from time to time, upon not less than 30 days' prior notice at a redemption price in lawful money of the United States equal to the principal amount of the Secured Notes to be redeemed, plus accrued and unpaid interest, if any, to but not including the Redemption Date.

(5) Concurrently with providing the notice contemplated in Section 3.04, the Corporation will provide the Trustee with a Certificate of the Corporation setting forth the details of any redemption contemplated by this Section 3.01 (including eligibility and interest calculations, if necessary) that the Trustee may rely upon without any independent obligation to verify the accuracy of information set out therein.

3.02 **Payment in Event of Redemption, Purchase or Repayment**

(1) In the event of any payment to be made for redemption, purchase or repayment hereunder, unless the Corporation defaults in making such payment when required hereunder, under no circumstances will interest accrue or be paid on or after the Redemption Date or applicable purchase or repayment date, as the case may be, by the Corporation, Paying Agent or Trustee to Persons having deposited Secured Notes for any such redemption, purchase or repayment.

(2) The Paying Agent or Trustee, as the case may be, will act as the agent of the Persons depositing Secured Notes for any redemption, purchase or repayment for the purpose of receiving payment from the Corporation and transmitting payment from the Corporation and transmitting payment to such Persons, and receipt of payment by the Paying Agent or Trustee, as the case may be, will be deemed to constitute receipt of payment by Persons depositing Secured Notes for any redemption, purchase or repayment.

(3) Settlement with Persons who deposit Secured Notes will be effected by the Paying Agent or Trustee, as the case may be, by forwarding cheques, if applicable, payable in lawful money of the United States by first class mail, postage prepaid.

3.03 **Places of Payment**

The Redemption Amount will be payable upon presentation and surrender of the Secured Notes called for redemption at any of the places where the register is maintained pursuant to Section 2.09 or at any other places specified in the Redemption Notice.

3.04 **Notice of Redemption**

Notice of redemption of the Secured Notes (the "**Redemption Notice**") must be given by the Corporation to the Trustee and Noteholders in the form set forth in Exhibit 2 hereof and in the manner provided in Section 3.01 hereof and Sections 13.01 and 13.03 of the Principal Indenture. Every such notice will specify the aggregate principal amount of Secured Notes called for redemption as provided in Section 3.01 (which, together with accrued and unpaid interest, if any, to but not including the Redemption Date, on the Secured Notes being redeemed will constitute the redemption amount (the "**Redemption Amount**")), the Redemption Date, the places of payment and must state that interest upon the Secured Notes called for redemption will cease to accrue from and after the Redemption Date subject to and accordance with Section 3.02.

3.05 **Secured Notes Due on Redemption Date**

Upon a Redemption Notice being given in accordance with Section 3.04, the Redemption Amount will be due and payable on the Redemption Date specified in such notice and with the same effect, except as provided in Section 3.01, as if it were the Maturity Date of such Secured Notes, the provisions hereof or of any such Secured Notes notwithstanding.

3.06 **Deposit of Redemption Amount**

Upon Secured Notes being called for redemption as provided for in this Article 3, the Corporation will deposit with the Trustee or any Paying Agent to the order of the Trustee or for the account of the Trustee, on or prior to the Redemption Date specified in the Redemption Notice, such sums as are sufficient to pay the Redemption Amount of the Secured Notes. From the sums so deposited, the Trustee or the Paying Agent, as the case may be, will pay or cause to be paid to the Noteholders, upon surrender of the Secured Notes, the Redemption Amount thereof.

3.07 **Failure to Surrender Secured Notes Called for Redemption**

If the Holder of any Secured Notes called for redemption in accordance with this Article 3 should, within 30 days after the Redemption Date, fail to surrender any of such Secured Notes or fail within such time to (a) accept payment of the Redemption Amount payable in respect thereof, or (b) give such receipt therefor, if any, as the Trustee may require, such Redemption Amount, as the case may be, will be set aside in trust for such Holder, in accordance with Article 7, and such setting aside will for all purposes be deemed a payment to the Noteholder of the sum so set aside, and to that extent, such Secured Notes will thereafter not be considered as outstanding hereunder and the Noteholder will have no right, as of the Redemption Date, except to receive payment out of the money so paid and deposited, upon surrender of its Secured Notes, without interest thereon.

3.08 **Cancellation of Redeemed Secured Notes**

All Secured Notes redeemed in whole or in part pursuant to this Article 3 will be forthwith delivered to and cancelled by the Trustee and may not be reissued or resold and no Secured Notes will be issued in substitution therefor.

ARTICLE 4 - EVENTS OF DEFAULT

4.01 Events of Default

In addition to the Events of Default set out in Section 7.01 of the Principal Indenture, the occurrence of any one or more of the following event (regardless of the reasons therefore) constitute an "**Event of Default**" with respect to the Secured Notes:

(a) if the Corporation makes default in payment of the principal or premium of the Secured Notes when the same becomes due under any provision hereof;

(b) if the Corporation makes default in payment of any interest due on the Secured Notes and such default continues for a period of 30 days;

(c) if the Corporation or any Restricted Subsidiary defaults in the observance or performance of any other covenant or condition contained in this Indenture or the Security Documents on its part to be observed or performed and, after notice in writing has been given by the Trustee to the Corporation specifying such default and requiring the Corporation or the Restricted Subsidiary, as the case may be, to cure the same (which notice may be given by the Trustee in its discretion and must be given by the Trustee upon written request by the Holders of not less than 25% in principal amount of the outstanding Secured Notes), the Corporation fails to cure such default within a period of 60 days (except in the case of a default with respect to Section 9.01 of the Principal Indenture which will constitute an Event of Default with notice but without passage of time);

(d) if the Corporation or any Restricted Subsidiary defaults under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Corporation or of any Restricted Subsidiary (other than in respect of the Secured Notes or Project Financing) pursuant to which the Corporation or such Restricted Subsidiary has outstanding any Indebtedness in an aggregate amount in excess of $50,000,000, and such default has resulted in the acceleration of the maturity of such Indebtedness, provided that such default, demand and acceleration has not been waived by the obligee prior to the Trustee taking any action pursuant to Section 7.02 of the Principal Indenture;

(e) if the Corporation or any Restricted Subsidiary:

   (i) becomes insolvent or generally not able to pay its debts as they become due;

   (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors;

   (iii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition

of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of 30 days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs, or

(iv) takes any corporate action to authorize any of the above actions; or

(f) any judgment or order for the payment of money in excess of $10,000,000 or the Equivalent Amount in any other currency (which is not covered by third-party insurance as to which the insurer is solvent) is rendered against the Corporation or any Restricted Subsidiary and either (i) enforcement proceedings have been commenced by a creditor upon the judgment or order, or (ii) there is any period of thirty (30) consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect; and

(g) any material provision of any of the Indenture and the Security Documents for any reason ceases to be valid, binding and enforceable in accordance with its terms (or the Corporation or any Restricted Subsidiary party to any of the Indenture or the Security Documents challenges the enforceability of any of the Indenture or the Security Documents or asserts in writing, or engages in any action or inaction based on any such assertion, that any provision of any of the Indenture or the Security Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms), or any Lien created under any of the Indenture or the Security Documents ceases to be a valid and perfected Lien having the priorities set forth in the Inter-Creditor Agreement (except as otherwise permitted herein or therein) in any of the Collateral purported to be covered thereby.

(2) Notwithstanding Section 7.02 of the Principal Indenture, if an Event of Default described in Section 4.01(e) occurs and is continuing, the principal amount of and premium, if any, on all the outstanding Secured Notes and all accrued interest thereon will automatically become due and payable immediately without any declaration or other act on the part of the Trustee or any Holder.

(3) Upon the Corporation's exercise under Section 12.01 of the Principal Indenture of the option applicable to Section 12.03 of the Principal Indenture, subject to the satisfaction of the conditions set forth in Section 12.04 of the Principal Indenture, Sections 4.01(c), 4.01(d) and 4.01(f) hereof will not constitute and Event of Default.

ARTICLE 5 - REPRESENTATIONS AND WARRANTIES

The Corporation makes the following representations and warranties to the Trustee with respect to the Corporation and all Restricted Subsidiaries, all of which will survive the execution and delivery of this Indenture but are made only as of the date hereof.

5.01 Corporate Existence; Compliance with Law

The Corporation and each Restricted Subsidiary (a) is a corporation or a limited partnership, as the case may be, in each case, duly incorporated or formed, and, organized, validly existing and in good standing under the laws of its respective jurisdiction of organization; (b) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification; (c) has the requisite power and authority and the legal right to own, and pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease and to conduct its business as now, heretofore and proposed to be conducted; (d) has all material licenses, permits, consents or approvals from or by, and has made all material filings with, and has given all material notices to, all Governmental Authorities having jurisdiction, to the extent required for such ownership, operation and conduct; (e) is in compliance in all material respects with its constating documents and bylaws; and (f) is in compliance with all Applicable Law in all material respects except with respect to Environmental Laws and Environmental Permits as set forth in Section 5.14. There are no unanimous shareholders, shareholders or other agreements in existence in respect of the Capital Stock of any Restricted Subsidiary or any Unrestricted Subsidiary, including any such agreements which would restrict the pledge of the Capital Stock of such entities by the Corporation, any Restricted Subsidiary or any Unrestricted Subsidiary, as the case may be, to the Trustee on behalf of itself and the Noteholders, other than (x) the sole shareholder declarations by the Corporation with respect to Commercial Distribution Services, Inc., CHT Steel Company Inc., Stelcam Holdings Inc., Stelco USA, Inc., Welland Pipe Ltd., Stelco Holding Company, Ontario Coal Company and Ontario Eveleth Company (collectively, the "**Restricted Subsidiary USDs**") to the effect that the Corporation will have all the rights, powers, duties and liabilities of the directors of such Restricted Subsidiary or Unrestricted Subsidiary, as the case may be, as of the effective date of each such respective Restricted Subsidiary USD, and (y) the Limited Partnership Agreements.

5.02 Corporate Name, Executive Offices, Collateral Locations

The corporate name or limited partnership name, as the case may be, (in each case, as it appears in its constating documents and other official filings in the jurisdiction of the Corporation's and each Restricted Subsidiary's existence, incorporation, formation or organization, as applicable) and trade name of each such entity, the jurisdiction of incorporation or formation of each such entity, the current location of such entity's chief executive office, registered office according to its constating documents, principal place of business, Books and Records and the locations at which any Collateral is located has been disclosed to the Trustee.

5.03 **Corporate Power, Authorization, Enforceable Obligations**

The execution, delivery and performance by the Corporation and each Restricted Subsidiary of the Secured Note Loan Documents to which such entity is a party and the creation of all Liens provided for therein: (a) are within such Person's power; (b) have been duly authorized by all necessary corporate or other action; (c) do not contravene any provision of such Person's constating documents; (d) do not violate any law or regulation, or any order, decree, judgment, injunction, writ, decision, ruling or award, of any court or Governmental Authority; (e) after giving effect to the Sanction Order and the US Confirmation Order and except as disclosed in the ABL Facility Credit Agreement do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Person is a party or by which such Person or any of its property is bound except as have been described in the ABL Facility Credit Agreement; (f) do not result in the creation or imposition of any Lien upon any of the property of such Person other than those in favour of the Trustee, on behalf of itself and the Noteholders pursuant to the Secured Note Loan Documents; and (g) do not require the authorization, consent or, the giving of notice to, the filing of or registration with, or approval of any Governmental Authority or any other Person, including any order, permit, waiver, exemption, authorization and approval of any Governmental Authority having jurisdiction over the operation by any of the Corporation or the Restricted Subsidiaries of the Collateral, all of which will have been duly obtained, made or complied with prior to the Closing Date except as have been described in the ABL Facility Credit Agreement. Each of the Secured Note Loan Documents will be duly executed and delivered by any of the Corporation or the Restricted Subsidiaries that is a party thereto and each such document will constitute a legal, valid and binding obligation of such entity enforceable against it in accordance with its terms, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally by principles of equity.

5.04 **Ownership of Property; Liens**

(1) The Corporation and each Restricted Subsidiary has good, valid and marketable title to, and legal and beneficial ownership of, all of its property (which for the purposes of this Section 5.04 does not include Corporation Real Property). None of the property of any such entity is subject to any Liens, other than Permitted Liens. The Corporation and each Restricted Subsidiary has received all deeds, assignments, waivers, consents, nondisturbance and attornment or similar agreements, bills of sale and other documents, and has duly effected all recordings, filings and other actions necessary to establish, protect and perfect such entity's right, title and interest in and to its property with the exception of any assignment or transfer documents that would reflect the allocation of Intellectual Property assets pursuant to the CBCA Arrangement, which assignment or transfer documents shall be filed for recordal purposes as soon as reasonably practicable following the Closing Date. All filings, registrations and recordings necessary under Applicable Law to create, preserve, protect and perfect the security interest and other Liens of the Trustee in and on the Collateral which constitutes personal property or assets of a Restricted Subsidiary and the Corporation have been made (with the exception of any security notice or grant of security interest intended for recordal with the Canadian Intellectual Property Office, U.S. Patent and Trademark Office, U.S. Copyright Office or any other Intellectual Property registry, which notice or grant shall be filed for recordal

purposes as soon as reasonably practicable following the Closing Date), and such security interest and other Liens are subject to no other Liens other than Permitted Liens.

(2) The Corporation and each Restricted Subsidiary owns good and marketable fee simple title to all of its owned Corporation Real Property and valid and marketable leasehold interests in all of its leased Corporation Real Property free and clear of all Liens other than Permitted Liens, provided that any sublease may be dependent on the continuance of the applicable head lease. The ABL Facility Credit Agreement describes any purchase options, rights of first refusal or other similar contractual rights pertaining to any Corporation Real Property which is subject to a Mortgage. All material permits required to have been issued or appropriate to enable the Corporation Real Property to be lawfully occupied and used for all of the purposes for which it is currently occupied and used have been lawfully issued and are in full force and effect. The Corporation and each Restricted Subsidiary has received all deeds, assignments, waivers, consents, nondisturbance and attornment or similar agreements, bills of sale and other documents, and has duly effected all recordings, filings and other actions necessary to establish, protect and perfect such entity's right, title and interest in and to all such Corporation Real Property and other properties which are subject to a Mortgage. All filings, registrations and recordings necessary under Applicable Law to create, preserve, protect and perfect the Liens of the Trustee in and on the Restricted Subsidiaries' real estate have been made, and such Liens are subject to no other Liens other than Permitted Liens.

5.05 **Labour Matters**

No strikes or other material labour disputes against any of the Corporation or the Restricted Subsidiaries are pending. Payment made to employees of each such entity comply with each federal, provincial, and local law or foreign law applicable to such matters. Hours worked by employees of such entities comply, in all material respects with each federal, provincial, and local law or foreign law applicable to such matters. All payments due from any of the Corporation or the Restricted Subsidiaries for employee health and welfare insurance have been paid or accrued as a liability on the books of such entity, the Corporation and each Restricted Subsidiary has withheld all employee withholdings to be withheld by it and such withholdings have been timely paid to the respective Governmental Authorities, and each such entity has made all employer contributions to be made by it pursuant to Applicable Law on account of the Canada Pension Plan maintained by the Government of Canada, employment insurance and employee income taxes. Except as set forth in the ABL Facility Credit Agreement, neither the Corporation nor any Restricted Subsidiary is a party to or bound by any collective bargaining agreement. There is no organizing activity involving any of the Corporation or the Restricted Subsidiaries pending or threatened by any labour union or group of employees. There are no representation proceedings pending or, to the Corporation's knowledge, threatened with any labour relations board, and no labour organization or group of employees of any of the Corporation or the Restricted Subsidiaries has made a pending demand for recognition. There are no complaints or charges against any of the Corporation or the Restricted Subsidiaries pending or threatened to be filed with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by any of the Corporation or the Restricted Subsidiaries of any individual that could reasonably be expected to result in a Material Adverse Change.

5.06 **Ventures, Subsidiaries and Affiliates; Outstanding Shares and Indebtedness**

(1) Neither the Corporation nor any Restricted Subsidiary has any Subsidiaries engaged in any joint venture, partnership or similar arrangement with any other Person, or is a Person set forth in subsection "(a)" of the definition of "Affiliate" or the definition of "Affiliate" used for the purposes of Section 6.08 of any other Person, except as disclosed in the ABL Facility Credit Agreement.

(2) The authorized capital of each of the Restricted Subsidiaries (other than the Limited Partnerships) and, to the best of the knowledge of the Corporation each of the Unrestricted Subsidiaries, the number and type of Capital Stock issued by it, together with the holder of such Capital Stock and the percentage of such Capital Stock held by each such holder, is disclosed in the ABL Facility Credit Agreement. All of such Capital Stock of such Restricted Subsidiaries and, to the best of the knowledge of the Corporation, the Unrestricted Subsidiaries have been duly issued and are outstanding as fully paid and non-assessable, and the persons disclosed in the ABL Facility Credit Agreement as the owners of such Capital Stock are the registered and beneficial owner thereof with a good title thereto, free and clear of all Liens, other than Liens permitted pursuant to clauses (i), (ii), (xviii) and (xix) of "Permitted Liens", and other than those restrictions on transfer, if any contained in the constating documents of such Restricted Subsidiaries and Unrestricted Subsidiaries.

(3) The limited partnership interests of each of the Limited Partnerships are divided into the number of units as disclosed in the ABL Facility Credit Agreement which also specifies the number of units issued by each such Limited Partnership, the holder of such units and the percentage of such units held by such holder. All of such units have been validly issued in accordance with each respective Limited Partnership Agreement, and the Persons disclosed in the ABL Facility Credit Agreement as the holder of such units are the registered and beneficial owners thereof with a good title thereto, free and clear of all Liens other than Liens permitted pursuant to clauses (i), (ii), (xviii) and (xix) of "Permitted Liens" and other than those restrictions on transfer, if any, contained in the Limited Partnership Agreements.

(4) There are no outstanding rights to purchase, options, warrants or similar rights or agreements pursuant to which any of the Corporation or the Restricted Subsidiaries may be required to issue, sell, repurchase or redeem any of its Capital Stock or any Capital Stock of any Subsidiary except in respect of any stock option plan(s) for directors, officers and/or employees of the Corporation or any Restricted Subsidiary to purchase New Common Shares of the Corporation and except as disclosed in the ABL Facility Credit Agreement.

(5) No director, officer or employee of the Corporation or any Restricted Subsidiary has any debts or liabilities owing to the Corporation or any Restricted Subsidiary other than loans in the ordinary course of business consistent with past practices for travel and entertainment expenses, relocation costs and similar purposes up to a maximum of $1,000,000 in the aggregate.

(6) The Unrestricted Subsidiaries do not carry on any business nor do they have any property or any Indebtedness or Guaranteed Indebtedness, other than has been disclosed pursuant to the ABL Facility Credit Agreement.

5.07 **Government Regulation**

The Corporation and the Restricted Subsidiaries are not subject to regulation under Canadian federal, provincial, local or foreign statutory law that restricts or limits its ability to incur Indebtedness or Guaranteed Indebtedness or to perform its obligations hereunder. The entering into of this Indenture by the Corporation, the issuance of the Secured Notes, the application of the proceeds thereof and repayment thereof will not violate any provision of any such law or any rule, regulation or order issued by or policy of any securities regulatory authority or securities exchange.

5.08 **Taxes**

All returns, reports and statements, including information returns, in respect of Taxes required by any Governmental Authority to be filed by any of the Corporation or the Restricted Subsidiaries have been filed with the appropriate Governmental Authority and all Charges have been paid prior to the date on which any fine, penalty, interest or late charge may be added thereto for non-payment thereof (or any such fine, penalty, interest, late charge or loss has been paid), excluding Charges or other amounts being contested in accordance with Section 6.04.

5.09 **No Litigation**

There is no Litigation, (a) that challenges any of the Corporation's or a Restricted Subsidiary's right or power to enter into or perform any of its obligations under the Secured Note Loan Documents to which it is a party, or the validity or enforceability of any of the Secured Note Loan Documents or any action taken thereunder, (b) that challenges any transaction contemplated by the CCAA Plan, the CBCA Arrangement, the CBCA Order, the Sanction Order or the US Confirmation Order, or (c) that could be reasonably be expected to cause a Material Adverse Change.

5.10 **Intellectual Property**

The Corporation and each Restricted Subsidiary owns or has rights to use all General Intangibles necessary and material to continue to conduct its business as now or heretofore conducted by it or proposed to be conducted by it. No decision or judgment has been rendered by any Governmental Authority which would limit, cancel or question the validity of, or any of the Corporation's or a Restricted Subsidiary's rights in, any General Intangibles in any material respect. No action or proceeding is pending, or, to the knowledge of the Corporation, threatened, seeking to limit, cancel or question the validity of any General Intangibles or any of the Corporation's or a Restricted Subsidiary's ownership interest therein, which, if adversely determined, would result in a Material Adverse Change. To the best of the knowledge of the Corporation, each of the Corporation and each Restricted Subsidiary conducts its business and affairs without infringement of or interference with any Intellectual Property of any other Person in any material respect. The Corporation is not is aware of any infringement claim made in writing by any other Person with respect to any Intellectual Property.

5.11 **Compliance with Industry Standards**

The Corporation and each Restricted Subsidiary keeps adequate Books and Records with respect to its business activities in which proper entries, reflecting all financial transactions, are made in accordance with GAAP and on a basis consistent with its Financial Statements. The Corporation and each Restricted Subsidiary maintains all of its Books and Records, in accordance with Applicable Laws and the standards established by any Governmental Authority having authority over such entity and its property, and all of such Books and Records are true, complete and accurate in all material respects.

5.12 **Possession of Collateral**

The Corporation and each Restricted Subsidiary has possession and control of all the property owned by such entity, other than property which is being processed, repaired, transported or shipped in the ordinary course of business.

5.13 **Material Adverse Change**

The Corporation and the Restricted Subsidiaries have not incurred any obligations, contingent or non-contingent liabilities, liabilities for Charges, long-term leases or unusual forward or long-term commitments that, alone or in the aggregate, could reasonably be expected to have a Material Adverse Change, and no contract, lease or other agreement or instrument has been entered into by the Corporation or any Restricted Subsidiary or has become binding upon any Collateral and no law or regulation applicable to the Corporation or any Restricted Subsidiary has been adopted that has had or could reasonably be expected to cause a Material Adverse Change.

5.14 **Environmental Matters**

(1) The Corporation Real Property which is subject to a Mortgage is free of contamination from any Hazardous Material except for such contamination that would not result in Environmental Liabilities that could reasonably be expected to result in a Material Adverse Change. Neither the Corporation nor a Restricted Subsidiary has caused or suffered to occur any Release of Hazardous Materials on, at, in, under, above, to, from any of its Corporation Real Property which is subject to a Mortgage that could reasonably be expected to result in a Material Adverse Change. The Corporation and the Restricted Subsidiaries are and have been in compliance with all Environmental Laws, except for such non-compliance that would not result in Environmental Liabilities which could reasonably be expected to result in a Material Adverse Change. The Corporation and the Restricted Subsidiaries have obtained, and are in compliance with, all Environmental Permits required by Environmental Laws for the operations of their respective businesses as presently conducted or as proposed to be conducted, except where the failure to so obtain or comply with such Environmental Permits would not result in Environmental Liabilities that could reasonably be expected to result in a Material Adverse Change; and all such Environmental Permits are valid, uncontested and in good standing. Neither the Corporation or any Restricted Subsidiaries is involved in operations or knows of any facts, circumstances or conditions, including any Releases of Hazardous Materials, that are likely to result in any Environmental Liabilities of the Corporation or the Restricted Subsidiaries which

could be expected to result in a Material Adverse Change; and none of the Corporation or any Restricted Subsidiary has permitted any current or former tenant or occupant of the Corporation Real Property to engage in any such operations. There is no Litigation arising under or related to any Environmental Laws, Environmental Permits or Hazardous Material that seeks damages, penalties, fines, costs or expenses that could be expected to result in a Material Adverse Change or injunctive relief against, or that alleges criminal misconduct by, the Corporation or any Restricted Subsidiary. No notice has been received by the Corporation or the Restricted Subsidiaries requesting information under any Environmental Law or identifying it as a potentially responsible party under any Environmental Law that could reasonably be expected to result in a Material Adverse Change and to the knowledge of the Corporation, there are no facts, circumstances or conditions that may result in the Corporation or any Restricted Subsidiary being identified as a potentially responsible party under any Environmental Law that could reasonably be expected to result in a Material Adverse Change.

(2) The Corporation hereby acknowledges and agrees that the Trustee is not, nor has ever been, in control of any of the Corporation Real Property or the Corporation's or any Restricted Subsidiary's affairs.

ARTICLE 6 - ADDITIONAL COVENANTS OF THE CORPORATION WITH RESPECT TO THE SECURED NOTES

6.01 Reporting Issuer

(1) The Corporation covenants and agrees with the Trustee for the benefit of the Noteholders that it will (a) use its best efforts to maintain the listing and posting for trading of the Secured Notes on a Recognized Stock Exchange, and (b) maintain its status as a reporting issuer, or the equivalent thereof, not in default of the requirements of Applicable Securities Laws of Canada.

(2) The Trustee will have no obligation to verify information relating to the Corporation's compliance with this Section 6.01 and may act and rely upon all information provided by the Corporation with respect to such compliance, without independent inquiry.

6.02 Limitation on Restricted Payments

(1) The Corporation will not, and will cause each Restricted Subsidiary not to, except as expressly permitted herein, directly or indirectly:

(a) declare or pay any dividend or make any distribution or payment of any kind or character (whether in cash, property or securities) in respect of its Capital Stock or to holders of its Capital Stock or incur any liability to do the foregoing (other than dividends or distributions or payments to the Corporation or any Wholly-Owned Subsidiary or Restricted Subsidiary or payable solely in Qualified Capital Stock of the Corporation or the Restricted Subsidiary or dividends or interest payments on Preferred Stock of the Corporation or a Restricted Subsidiary); provided that such dividend or interest payments on such Preferred Stock will not be made in the event that the Corporation has made a Secured Note Interest Payment Election;

(b) participate in any share buy back, purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Corporation or any Affiliate of the Corporation, or any warrants, rights or options to acquire shares of any class of such Capital Stock, other than through the exchange therefor solely of Qualified Capital Stock of the Corporation or warrants, rights or options to acquire Qualified Capital Stock of the Corporation;

(c) make any principal payment on, repurchase, purchase, defease (including legal or covenant defeasance), redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, mandatory repayment, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligation; provided that (i) any repurchase, purchase, redemption or prepayment may be made out of the proceeds of the substantially concurrent incurrence of Indebtedness permitted to be Incurred hereunder provided such Indebtedness (A) is Incurred in an aggregate principal amount (or, if issued with original discount, an aggregate issue price) that is equal to or less than the principal amount (or, if issued with original issue discount, the aggregate accreted value) then outstanding of such Subordinated Obligations being so repurchased, purchased, redeemed or prepaid, (B) is at least as subordinated to the Secured Notes as such Subordinated Obligations so repurchased, purchased, redeemed or prepaid and the covenants relating to such Indebtedness are no more restrictive in the aggregate than those of such Subordinated Obligations and (C) such Indebtedness has a Stated Maturity no earlier than the Stated Maturity of such Subordinated Obligations; (ii) any repurchase, purchase, redemption or prepayment may be made (A) out of the proceeds of the substantially concurrent issuance of shares of Qualified Capital Stock of the Corporation or warrants, rights or options to acquire Qualified Capital Stock of the Corporation or (B) in exchange for issuance of shares of Qualified Capital Stock of the Corporation or warrants, rights or options to acquire Qualified Capital Stock of the Corporation; and (iii) provided no Default or Event of Default will have occurred and be continuing or would result as a consequence thereof, prepayment of the Province Loan may be made pursuant to the "Stelco Repayment Right" (as defined in the Province Loan Agreement);

(d) forgive any Indebtedness, or discharge or release same without full payment or compensation thereof, owing to the Corporation or to any Restricted Subsidiary by any Affiliate other than the Corporation, any Restricted Subsidiary or any Unrestricted Subsidiary; and

(e) make any Investment (other than Permitted Investments) in any Person.

6.03 **Limitation on Indebtedness**

(1) The Corporation will not, and will cause each Restricted Subsidiary not to, directly or indirectly, Incur any Indebtedness, including any Acquired Indebtedness; provided, however, that the foregoing will not prohibit the Corporation and any Restricted Subsidiary from Incurring Permitted Indebtedness.

(2) Notwithstanding the limitations in Section 6.03(1), the Corporation may Incur Indebtedness (including Attributable Indebtedness and Acquired Indebtedness) consisting of unsecured Obligations only if (a) no Default or Event of Default will have occurred and be continuing on the date of the proposed Incurrence thereof or would result as a consequence of such proposed Incurrence, (b) immediately before and immediately after giving effect to such proposed Incurrence, the Consolidated Interest Coverage Ratio of the Corporation is at least equal to 2.25 to 1.0 and (c) the final maturity of such unsecured Obligations is after the Stated Maturity of the Secured Notes ("**Additional Debt**").

(3) The Corporation will not, and will cause each Restricted Subsidiary not to, directly or indirectly, in any event Incur any Indebtedness (other than the Secured Notes and Indebtedness permitted by clause (ii) of the definition of "Permitted Indebtedness" or any Refinancing of such Indebtedness) which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Corporation unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Secured Notes to the same extent and in the same manner, and so long as, such Indebtedness is subordinated pursuant to subordination provisions that are no more favourable to the holders of any other Indebtedness of the Corporation.

6.04 **Payment of Taxes and Charges**

The Corporation will, and will cause each Restricted Subsidiary to, pay or discharge or cause to be paid or discharged, before the same becomes delinquent, (a) all material Taxes or Charges levied or imposed upon it or any of its Restricted Subsidiaries or upon the income, profits or property of it or any of its Restricted Subsidiaries and (b) all material lawful claims for labour, materials and supplies that, in each case, if unpaid, might by law become a material liability or Lien upon the property of it or any of its Subsidiaries; provided, however, that the Corporation and each Restricted Subsidiary will not be required to pay or discharge or cause to be paid or discharged any such Charges, Tax, assessment or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which appropriate reserves or provision has been made.

6.05 **Compliance with Laws**

The Corporation will, and will cause each Restricted Subsidiary to, comply in all material respects with all Applicable Laws in respect of the conduct of its business and the ownership of its property, excluding Environmental Laws and Environmental Permits, and with respect to Environmental Laws and Environmental Permits, in accordance with Section 6.16.

6.06 **Maintenance of Properties and Insurance**

(1) The Corporation will cause all material properties owned by or leased by it or any of its Restricted Subsidiaries used or useful to the conduct of its business or the business of any of its Restricted Subsidiaries to be improved or maintained and kept in normal condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in its

judgment may be necessary, so that the business carried on in connection therewith may be properly conducted in all material respects at all times.

(2) The Corporation will maintain, and will cause its Restricted Subsidiaries to maintain, insurance with responsible carriers against such risks and in such amounts, and with such deductibles, retentions, self-insured amounts and co-insurance provisions, as are customarily carried by similar businesses of similar size, including property and casualty loss, workers' compensation and interruption of business insurance and will ensure that all policies covering the properties are, subject to the rights of any holders of Permitted Liens holding claims senior to the Trustee, to be made payable to the Trustee for the benefit of the Noteholders, in case of loss, under a standard non-contributory "mortgagee", "lender" or "secured party" clause and are to contain such other provisions as the Trustee may require to fully protect the Trustee's and the Noteholders' interests in the Collateral and to any payments to be made under such policies. The Corporation will provide, and will cause its Restricted Subsidiaries to provide, a Certificate of the Corporation as to compliance with the foregoing requirements to the Trustee prior to the anniversary or renewal date of each such policy, together with satisfactory evidence of such insurance and such endorsements and notations, which certificate will expressly state such expiration date for each policy listed. The Trustee will be entitled to rely absolutely upon Certificates of the Corporation that the amount of insurance carried from time to time is in compliance with the foregoing provisions. No duty with respect to effecting or maintaining insurance or notifying the Noteholders or others of the failure of the Corporation to insure will rest upon the Trustee and the Trustee will not be responsible for any loss by reason of want or insufficiency of insurance or by reason of the failure of any insurer on which the insurance is carried to pay the full amount of any loss against which they may have insured the Corporation.

6.07 **Waiver of Stay, Extension or Usury Laws**

The Corporation covenants (to the extent that it may lawfully do so) that it will not, and it will cause the Restricted Subsidiaries not to, at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law that would prohibit or forgive the Corporation or any Restricted Subsidiary from paying all or any portion of the principal of and/or interest on the Secured Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture, and (to the extent that it may lawfully do so) the Corporation hereby expressly waives, and will cause the Restricted Subsidiaries to waive, all benefit or advantage of any such law, and covenants that it will not, and will cause the Restricted Subsidiaries not to, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

6.08 **Limitation on Transactions with Affiliates**

(1) The Corporation will not, and will cause each Restricted Subsidiary not to, directly or indirectly, enter into any transaction or series of related transactions (including, the purchase, sale, conveyance, transfer, disposition, exchange or lease of property, the making of any Investment, the giving of any guarantee or the rendering of services) with, or for the benefit of, any of their Affiliates, except in good faith and:

(a) on terms that are no less favourable to the Corporation or such Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction at such time on an arm's length basis from a Person not an Affiliate of the Corporation or such Restricted Subsidiary; and

(b) if the Corporation or any Restricted Subsidiary, directly or indirectly, enters into any transaction or series of related transactions (including the purchase, sale, conveyance, transfer, disposition, exchange or lease of property, the making of any Investment, the giving of any guarantee or the rendering of services) with or for the benefit of (i) any Person who owns, directly or indirectly, 20% or more of the outstanding Common Shares in the capital of the Corporation at such time (including Common Shares held by Affiliates of such Person) (a "**20% Holder**"), or (ii) any Affiliate of such 20% Holder, which transaction(s) involve aggregate payments by or to such 20% Holder or its Affiliate, or involves property with a Fair Market Value in excess of, $15 million, the Corporation or the Restricted Subsidiary, as the case may be, will first obtain the approval of the Board of Directors to such transactions excluding from such vote each director who (A) is a party to such transactions, (B) is a director or officer of that 20% Holder or of an Affiliate of such 20% Holder, or (C) has a material interest in the 20% Holder or any of its Affiliates, such approval to be evidenced by a Certificate of the Corporation certifying that such transaction(s) have been approved by the Board of Directors in accordance with the foregoing.

(2) The foregoing restrictions in Section 6.08(1) will not apply to (a) fees and compensation paid to and indemnities provided on behalf of officers, directors, employees or consultants of the Corporation or any Restricted Subsidiary as determined in good faith by the Board of Directors or senior management of the Corporation; (b) transactions exclusively between or among the Corporation and any of its Wholly-Owned Subsidiaries or Restricted Subsidiaries or exclusively between or among such Subsidiaries, including the Supply and Services Agreements, provided such transactions are not otherwise prohibited by this Indenture; (c) loans or advances that are set out in clause (ii) of the definition of "Permitted Investments" to employees of the Corporation in an aggregate principal amount not exceeding $2 million at any time; (d) the making of any Permitted Investment specifically permitted to be made to or with an Affiliate under other terms of this Indenture; (e) issuances of Qualified Capital Stock of the Corporation or warrants, rights or options to acquire Qualified Capital Stock of the Corporation; or (f) sales, leases, conveyances or other transfers or dispositions of Receivables and other Related Assets or Standard Securitization Undertakings, in each case in connection with a Receivables Transaction, and acquisitions of Permitted Investments in connection with a Receivables Transaction.

6.09 <u>Impairment of Security Interest</u>

The Corporation will not, and will cause each Restricted Subsidiary not to, take or omit to take any action which could reasonably be expected to have the result of materially adversely affecting or impairing the Liens in favour of the Trustee, on behalf of itself and the Noteholders, with respect to the Collateral. The Corporation will not, and will cause each Restricted Subsidiary not to, enter into any agreement or instrument (other than any agreement or

instrument pursuant to which Indebtedness described in clause (ii), (iii), (vi), (vii) or (xii) of the definition of "Permitted Indebtedness" is Incurred or any permitted Refinancing Indebtedness with respect thereto) that by its terms requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than pursuant to this Indenture, the Secured Notes and the Security Documents.

6.10 **Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries**

The Corporation will not, and will cause each Restricted Subsidiary not to, directly or indirectly, create or otherwise cause or permit or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions to the Corporation or to any Restricted Subsidiary (i) on its Capital Stock or (ii) with respect to any other interest or participation in, or measured by, its profits;

(b) make loans or advances or pay any Indebtedness or other obligation owed to the Corporation or to any Restricted Subsidiary; or

(c) sell, lease or transfer any of its property to the Corporation or to any Restricted Subsidiary,

except for such encumbrances or restrictions existing under or by reason of: (A) Applicable Law; (B) the Secured Note Loan Documents; (C) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary; (D) any instrument governing Indebtedness Incurred in accordance with and pursuant to clause (xi) of the definition of "Permitted Indebtedness"; provided that such encumbrance or restriction is not, and will not be, applicable to any Person, or the property of any Person, other than the Person, or the property of the Person, becoming a Restricted Subsidiary; (E) restrictions imposed by Liens granted pursuant to clauses (vi), (ix), (x), (xii), (xv) and (xvii) of the definition of "Permitted Liens"; (F) any restriction or encumbrance contained in contracts for the sale of assets to be consummated in accordance with this Indenture solely in respect of the assets to be sold pursuant to such contract; (G) any encumbrance or restriction contained in Refinancing Indebtedness Incurred to Refinance the Indebtedness issued, assumed or Incurred pursuant to an agreement referred to in clause (B), (D) or (E) above or clause (H) or (I) below; (H) any agreement in effect on the date hereof; (I) the ABL Facility and the Secured Revolving Term Loan and any Refinancing Indebtedness in respect thereof; (J) provisions of any instrument governing secured Indebtedness otherwise permitted to be incurred under this Indenture and Incurred in connection with the acquisition of the assets securing Indebtedness, which provisions limit the right of the debtor thereunder to dispose of the assets securing such Indebtedness; or (K) Indebtedness or other contractual requirements of the Corporation, a Restricted Subsidiary or a Receivables Subsidiary or any Standard Securitization Undertaking, in each case in connection with a Receivables Transaction; provided that such restrictions apply only to the Corporation, such Restricted Subsidiary or such Receivables Subsidiary, as the case may be, and Receivables and Related Assets.

6.11 **Limitation on Liens**

(1) The Corporation will not, and will cause each Restricted Subsidiary not to, directly or indirectly, create, incur, assume or permit or suffer to exist or remain in effect any Liens, upon any item of Collateral other than Permitted Liens.

(2) The Corporation will cause The Stelco Plate Company Ltd. not to (i) create, incur, assume or permit to exist any Lien on or with respect to any of its property except those in favour of Canadian Imperial Bank of Commerce, or its successors and assigns ("**CIBC**"), on the date hereof, (ii) create, incur, assume or suffer to exist any Indebtedness, except Indebtedness in favour of CIBC on the date hereof, and (iii) conduct or operate any business.

6.12 **Limitation on Sale of Assets**

(1) Subject to Section 6.12(9), the Corporation will not, and will cause each Restricted Subsidiary not to, consummate or permit, directly or indirectly, any Asset Sale unless (a) the Corporation or such Restricted Subsidiary, as the case may be, receives consideration at the time of each such Asset Sale at least equal to the Fair Market Value of the property the subject of such Asset Sale, (b) if the Asset Sale is a Core Asset Sale, at least 75% of the consideration received by the Corporation or such Restricted Subsidiary is in the form of cash or Cash Equivalents, (c) no Default or Event of Default will have occurred and be continuing on the date of the proposed Asset Sale or would result as a consequence of such proposed Asset Sale, and (d) the Corporation or such Restricted Subsidiary will apply the Net Cash Proceeds of such Asset Sale for the following purposes, individually or in combination:

(i) to permanently repay and cancel the commitments under the Secured Revolving Term Loan (or any Refinancing Indebtedness in respect thereof), the ABL Facility (or any Refinancing Indebtedness in respect thereof) or the Secured Notes, subject to and in accordance with the terms of any such Indebtedness and the Inter-Creditor Agreement;

(ii) to purchase or otherwise invest in Related Business Investments, provided that:

(A) until such Related Business Investment is completed, the Corporation must use the Net Cash Proceeds of such Asset Sale to repay the Secured Revolving Term Loan (or any Refinancing Indebtedness in respect thereof) or the ABL Facility (or any Refinancing Indebtedness in respect thereof), subject to and in accordance with the terms of any such Indebtedness and the Inter-Creditor Agreement;

(B) the amount of the Net Cash Proceeds of the Asset Sale arising from Term Priority Collateral so repaid (the "**Blockage Amount**") must temporarily reduce availability under the Secured Revolving Term Loan (or any Refinancing Indebtedness in respect thereof) or the ABL

Facility (or any Refinancing Indebtedness in respect thereof), as applicable, in a corresponding amount; and

(C) the Blockage Amount will only be reduced by the amount of any re-borrowings (if otherwise permitted under the terms thereof) under such facilities which are used for the purposes of purchasing or otherwise investing in Term Priority Collateral provided such Term Priority Collateral is subject to Liens in favour of the Trustee with the priorities set forth in the Inter-Creditor Agreement;

(iii) for purposes of Section 6.12(1)(ii):

(A) Net Cash Proceeds will be deemed to have been used to purchase or otherwise invest in Related Business Investments if within 18 months of such Asset Sale the Board of Directors will have adopted a plan contemplating the application of such Net Cash Proceeds in a Related Business Investment and the Corporation will have taken steps to implement such plan; provided further, however, that such Net Cash Proceeds must have been so applied within the later of (x) the Target Date under the Secured Revolving Term Loan Credit Agreement and (y) 24 months after the completion of the Asset Sale; and

(B) to the extent that there are no borrowings under the Secured Revolving Term Loan (or any Refinancing Indebtedness in respect thereof) or the ABL Facility (or any Refinancing Indebtedness in respect thereof), the commitment under such facility or facilities may be reduced by an amount less than or equal to the Net Cash Proceeds of the Asset Sale arising from Term Priority Collateral (a "**Commitment Reduction**") in which case the Net Cash Proceeds for the purposes of Section 6.12(1)(ii) will be reduced by the amount of such Commitment Reduction; provided that the Commitment Reduction may be reversed up to its total amount to the extent the Corporation purchases or otherwise invests in Term Priority Collateral in an amount so reversed and such Term Priority Collateral is subject to Liens in favour of the Trustee with the priorities set forth in the Inter-Creditor Agreement;

(iv) with respect to any Net Cash Proceeds remaining after application or reduction pursuant to the preceding paragraphs (i) or (ii) (the "**Excess Proceeds Amount**"), the Corporation will make an offer to purchase (the "**Asset Sale Offer**") from all Noteholders, up to a maximum principal amount (expressed as an integral multiple of U.S.$1,000) of such Secured

Notes equal to the Excess Proceeds Amount at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase (herein called the "**Purchase Date**"), in accordance with the procedures set forth in this Indenture. The Corporation may defer the Asset Sale Offer until the aggregate unutilized Excess Proceeds Amount equals or exceeds $5 million resulting from one or more Asset Sales (at which time, the entire unutilized Excess Proceeds Amount, and not just the amount in excess of $5 million, will be applied as required pursuant to this paragraph). All amounts remaining after the consummation of any Asset Sale Offer pursuant to this paragraph may be used by the Corporation or such Restricted Subsidiary, as the case may be, for general corporate purposes.

(2) If at any time any non-cash consideration received by the Corporation or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition will be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof will be applied in accordance with Section 6.12(1).

(3) For purposes of Section 6.12(1)(ii), each of the following shall be deemed to be cash:

(a) any liabilities (as shown on the Corporation's or such Restricted Subsidiary's most recent balance sheet) of the Corporation or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is by its terms subordinated to the Secured Notes or any guarantee and liabilities to the extent owed to the Corporation or any Subsidiary) that are assumed by the transferee of any such assets or Capital Stock to the extent that the Corporation or such Restricted Subsidiary has no further liability for such liabilities; and

(b) any securities, notes or other obligations received by the Corporation or any such Restricted Subsidiary from such transferee that are converted, sold, monetized or exchanged by the Corporation or such Restricted Subsidiary into or for, as applicable, cash within 90 days of receipt (to the extent of the cash received in that conversion).

(4) For greater certainty, prior to application as permitted above, the Net Cash Proceeds and all non-cash consideration in respect of any such Asset Sale, and any Related Business Investment made with any Net Cash Proceeds as provided in Sections 6.12(1), will remain, at all times, subject to the Lien of the Security Documents with the same priority as provided in the Inter-Creditor Agreement including, for greater certainty, with respect to the continuation of priority on proceeds of Collateral as therein provided.

(5) Notwithstanding the provisions of this Section 6.12, any disposition of property of the Corporation or any Restricted Subsidiary that is governed under and complies with Article 9 of the Principal Indenture will not be deemed to be an Asset Sale except that in the event of the transfer of substantially all (but not all) of the property of the Corporation and its Restricted

Subsidiaries to a Person in a transaction permitted under Section 9.01 of the Principal Indenture, the Successor Corporation will be deemed to have sold the property of the Corporation and its Restricted Subsidiaries not so transferred for purposes of this Section 6.12, and will comply with the provisions of this Section 6.12 with respect to such deemed sale as if it were an Asset Sale. In addition, the Fair Market Value of such property of the Corporation or its Restricted Subsidiaries deemed to be sold will be deemed to be Net Cash Proceeds for purposes of this Section 6.12. Furthermore, the cash or Cash Equivalent portion of consideration paid by an Unrestricted Subsidiary for the purchase of an asset from the Corporation or any of its Restricted Subsidiaries may include Investments made in such Unrestricted Subsidiary by the Corporation or any of its Restricted Subsidiaries to the extent such Investments are made in accordance with Section 6.02 provided the Unrestricted Subsidiary is immediately thereafter designated a Restricted Subsidiary.

(6) Subject to the deferral of an Asset Sale Offer provided in this Section 6.12, each notice of an Asset Sale Offer pursuant to this Section 6.12 will be mailed, by first class mail, to the Noteholders as shown on the register of Noteholders not less than 30 days nor more than 60 days before the Purchase Date for the Asset Sale Offer with a copy to the Trustee. Upon receiving notice of the Asset Sale Offer, such Noteholders may elect to tender their Secured Notes in whole or in part in integral multiples of U.S.$1,000 principal amount in exchange for cash. The notice will contain all instructions and materials necessary to enable such Noteholders to tender Secured Notes pursuant to the Asset Sale Offer and will state the following terms:

(a) that the Asset Sale Offer is being made pursuant to Section 6.12 and that all Secured Notes tendered will be accepted for payment; provided, however, that if the aggregate principal amount of Secured Notes tendered in an Asset Sale Offer plus accrued interest at the expiration of such offer exceeds the aggregate amount of the Excess Proceeds Amount, the Corporation will select the Secured Notes to be purchased on a *pro rata* basis (with such adjustments as may be deemed appropriate by the Corporation so that only Secured Notes in denominations of U.S.$1,000 or multiples thereof will be purchased);

(b) that the purchase price (including the amount of accrued interest) and the Purchase Date (which will be at least 30 days from the date of mailing of notice of such Asset Sale Offer and which will remain open until the close of business on the Business Day immediately prior to such Purchase Date, or such longer period as required by law);

(c) that any Secured Note not tendered will continue to accrue interest;

(d) that, unless the Corporation defaults in making payment therefor, any Secured Note accepted for payment pursuant to the Asset Sale Offer will cease to accrue interest after the Purchase Date;

(e) that Noteholders electing to have a Secured Note purchased pursuant to an Asset Sale Offer will be required to surrender the Secured Note, with the form entitled "Option of Noteholder to Elect Purchase" attached to the Secured Note, to the

Paying Agent at the address specified in the notice prior to the close of business on the Business Day prior to the Purchase Date;

(f) that Noteholders will be entitled to withdraw their election if the Paying Agent receives, not later than five Business Days (or such later time as is required by law) prior to the Purchase Date, a facsimile transmission or letter setting forth the name of the Noteholder, the principal amount of the Secured Notes the Noteholder delivered for purchase and a statement that such Noteholder is withdrawing its election to have such Secured Note purchased; and

(g) that Noteholders whose Secured Notes are purchased only in part will be issued new Secured Notes in a principal amount equal to the unpurchased portion of the Secured Notes surrendered; provided that each Secured Note purchased and each new Secured Note issued will be in an original principal amount of U.S.$1,000 or integral multiples thereof.

(7) On or before the Purchase Date, the Corporation will (i) accept for payment Secured Notes or portions thereof tendered pursuant to the Asset Sale Offer that are to be purchased in accordance with Section 6.12(6)(a) above, (ii) deposit with the Paying Agent U.S. dollars sufficient to pay the purchase price plus accrued and unpaid interest, if any, of all Secured Notes to be purchased and (iii) deliver or cause to be delivered to the Trustee Secured Notes so accepted together with a Certificate of the Corporation stating the Secured Notes or portions thereof being purchased by the Corporation. The Paying Agent will promptly mail to the Noteholders so accepted payment in an amount equal to the purchase price plus accrued and unpaid interest, if any.

(8) If an offer is made to purchase Secured Notes pursuant to an Asset Sale Offer, the Corporation will and will cause its Restricted Subsidiaries to comply with the requirements of Section 14(e) of the Exchange Act, if applicable, the provisions of Rule 13e-4 and Rule 14e-1, if applicable, and any other tender offer rules under the Exchange Act or other relevant Canadian or United States federal, provincial and state securities legislation which may then be applicable and, to the extent applicable, will file Schedule 13E-4 or Schedule 13E-4F or any other schedule required thereunder in connection with any offer by the Corporation to purchase Secured Notes pursuant to an Asset Sale Offer.

(9) Any Core Asset Sale that consists of either (a) the sale of more than 49% of the Capital Stock of Lake Erie Steel Limited Partnership or (b) all or substantially all of the assets of the Lake Erie Steel Business, requires the consent of the Holders of at least two-thirds in principal amount of the outstanding Secured Notes.

6.13 **Limitation on Sale and Leaseback Transactions**

The Corporation will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, enter into any Sale and Leaseback Transaction involving any of its property unless: (a) the Attributable Indebtedness in respect of such Sale and Leaseback Transaction is permitted to be Incurred by the Corporation or such Restricted Subsidiary, as the case may be, under Sections 6.03(1) and 6.03(2) other than the requirement that such

Indebtedness be unsecured; (b) such Sale and Leaseback Transaction complies with Section 6.12, in the manner provided by the provisions of such Section 6.12; and (c) the Lien Incurred in connection with such Sale and Leaseback Transaction is permitted pursuant to Section 6.11.

6.14 **Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries**

The Corporation will not permit (a) any Restricted Subsidiary to issue any Capital Stock other than to the Corporation or a Wholly-Owned Subsidiary or Restricted Subsidiary or (b) any Person (other than the Corporation or a Wholly-Owned Subsidiary) to, directly or indirectly, own or control any Capital Stock of any Restricted Subsidiary (other than directors' qualifying shares); provided, however, that clauses (a) and (b) will not prohibit (i) any sale of 100% of the shares of the Capital Stock of any Restricted Subsidiary owned by the Corporation or any Wholly-Owned Subsidiary effected in accordance with Section 6.12; (ii) the making of any Permitted Investments in accordance with clause (iii) of the definition thereof; or (iii) any sale or issuance of Capital Stock of a Restricted Subsidiary so long as immediately after such sale the Restricted Subsidiary remains a Restricted Subsidiary; provided, however, that, subject to Section 6.12(9), if any such sale or issuance of Capital Stock would result in the Corporation or a Restricted Subsidiary owning less than 50% of the Capital Stock of such Restricted Subsidiary, the consent of the Holders of at least two-thirds in principal amount of the outstanding Secured Notes is required and if such consent is obtained the Net Cash Proceeds from any such sale will be applied in accordance with Section 6.12.

6.15 **Restricted and Unrestricted Subsidiaries**

The Board of Directors may designate or redesignate any Subsidiary of the Corporation to be an Unrestricted Subsidiary if: (a) the Subsidiary to be so designated does not own any Capital Stock, Disqualified Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Corporation or any other Restricted Subsidiary; (b) the Subsidiary to be so designated is not obligated by any Indebtedness or Lien that, if in default, would result (with the passage of the time or notice or otherwise) in a default on any Indebtedness of the Corporation or any Restricted Subsidiary; and (c) either (i) the Subsidiary to be so designated has total property valued at $1,000 or less, or (ii) such designation is effective immediately upon such Person becoming a Subsidiary of the Corporation or of a Restricted Subsidiary. Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Corporation or any Restricted Subsidiary will be classified as a Restricted Subsidiary and, concurrently with becoming a Restricted Subsidiary, the Corporation will cause such Restricted Subsidiary to execute and deliver such instruments and agreements (including guarantees of the Obligations of the Corporation under this Indenture and the Secured Note Loan Document and security in respect of the Obligations under such Guarantees as the Trustee may require) in favour of the Trustee on behalf of itself and the Noteholders and to cause to be delivered an Opinion of Counsel in favour of the Trustee to the effect (among other things as may be required by the Trustee) that such instruments and agreements have been duly authorized, executed and delivered by such Restricted Subsidiary and constitute valid and binding obligations of such Restricted Subsidiary, enforceable against such Restricted Subsidiary in accordance with their respective terms (subject to customary qualifications) (the foregoing instruments, agreements and opinions collectively the "**Restricted Subsidiary Required Documentation**"). Except as provided in the first sentence of this Section 6.16, no Restricted Subsidiary may be redesignated

as an Unrestricted Subsidiary. Any such designation by the Board of Directors will be evidenced to the Trustee by promptly filing with the Trustee a Certified Resolution giving effect to such designation and a Certificate of the Corporation certifying that such designation complies with the foregoing provisions.

6.16 **Environmental Matters**

(1) The Corporation will and will cause each Restricted Subsidiary and each Person within its control to conduct its operations and keep and maintain its Corporation Real Property in compliance with all of its environmental compliance, monitoring, remediation and other policies in effect from time to time and otherwise implement any and all investigation, remediation, removal and response actions that are necessary in order to remain in compliance with such policies.

(2) Upon the occurrence of any Event of Default, the Trustee may, but will not be obligated to, enter onto the Collateral and take such actions as may be required to ensure that the Collateral is operated or remediated in accordance with Environmental Law in the event that the Corporation or any Restricted Subsidiary is failing to do so, including the preparation of any environmental audits including subsurface sampling of soil and groundwater. Until foreclosure of the Collateral, the Trustee will have no responsibility to supervise or have control over the conduct of the Corporation's environmental practices. No inaction or action by the Trustee prior to foreclosure of the Collateral will be construed as exercising ownership, possession, care, control or management over the Collateral.

(3) Other than as hereinafter provided in Section 6.16(4), the Trustee will be reimbursed for its costs and expenses (including reasonable fees and expenses of lawyers, attorneys, engineers and environmental consultants) under this Section 6.16 which claim will as between such claim and the Secured Notes only, in accordance with Section 8.07 of the Principal Indenture, be senior and prior to the Secured Notes.

(4) The Trustee will not be reimbursed for its costs and expenses to the extent that such costs and expenses arise from any action or decisions of the Trustee that are not in compliance with Section 8.01 of the Principal Indenture.

(5) Subject to Sections 6.16(3) and 6.16(4), the Trustee will have no duty to foreclose on, take possession of or take any other action in connection with any security on real property unless Noteholders have provided to the Trustee funds and an indemnity reasonably satisfactory to it to protect it from any liability from any Environmental Liabilities arising in connection with such actions.

6.17 **Withholding Tax**

(1) All payments made by or on behalf of the Corporation under or with respect to the Secured Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, interest, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("**Withholding Taxes**"), unless the Corporation or such other payor is required to withhold or

deduct Withholding Taxes under Canadian law or by the interpretation or administration thereof. If the Corporation or any other payor is so required to withhold or deduct any amount for or on account of Withholding Taxes from any payment made under or with respect to the Secured Notes, the Corporation will or the Corporation will cause such payor to pay to each Holder such additional amounts ("**Additional Amounts**") as may be necessary so that the net amount received by each Holder after such withholding or deduction will not be less than the amount each such Holder would have received if such Withholding Taxes had not been withheld or deducted, provided that no Additional Amounts will be payable with respect to a payment made to a Holder which is subject to such Withholding Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of the Secured Notes or the receipt of payments thereunder (an "**Excluded Holder**"). The Corporation will or will cause any such other payor to also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with Applicable Law.

(2) The Corporation will or will cause any such other payor to furnish, within 30 days after the date of payment of any Withholding Taxes due pursuant to applicable law, to the Holders, copies of tax receipts evidencing that such payment has been made by the Corporation or any other applicable payor. The Corporation will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request, reimburse each Holder for the amount of: (a) any Withholding Taxes levied or imposed on such Holder as a result of payments made under or with respect to the Secured Notes, or as a result of the execution, issue, sale, transfer, delivery or registration of, or otherwise with respect to, the Secured Notes, any Indenture, and Security Document or any agreement or document contemplated hereby or thereby (excluding Taxes imposed on or measured by the net income or profit of a Holder); and (b) any liability (including penalties, interest and expense) arising therefrom or with respect thereto. In this Section 6.17, "**Holder**" means the Trustee, any holder of Secured Notes and any other person considered to be a beneficial owner of a Secured Note.

(3) At least 30 days prior to each date on which any payment under or with respect to the Secured Notes is due and payable, if the Corporation becomes obligated to pay Additional Amounts with respect to such payment, the Corporation will deliver to the Trustee a Certificate of the Corporation stating the fact that such Additional Amounts will be payable, and the amounts so payable and will set forth such other information as is necessary to enable the Trustee to cause the Paying Agent to pay such Additional Amounts to the Holders on the payment date. Whenever in this Indenture there is mentioned, in any context, (a) the payment of principal (and premium, if any), (b) purchase prices in connection with a repurchase of Secured Notes, (c) interest, or (d) any other amount payable on or with respect to any of the Secured Notes, such mention will be deemed to include mention of the payment of Additional Amounts provided for in this Section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(4) The Secured Notes are redeemable, as a whole but not in part, at the option of the Corporation at any time upon not less than 30 nor more than 60 days' notice at a redemption price equal to 100% of the aggregate principal amount so redeemed, plus accrued and unpaid interest thereon to the date of redemption, if the Corporation has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Secured Notes, any Additional Amounts as a result of any change in, or amendment to, the

laws (or any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in, or amendment to, any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after the date hereof.

6.18 **Indemnity**

The Corporation will indemnify each of the Trustee and the Noteholders for, and hold each of them harmless from and against, any and all loss, loss, liability, claim, damage or expense (including reasonable legal fees and expenses), penalties, actions, suits, demands, costs, levies and disbursements of whatever kind or nature which may at any time be suffered by, imposed on, incurred by or asserted against the Trustee and/or the Noteholders arising out of or in connection with the failure by any Restricted Subsidiary or Unrestricted Subsidiary to perform or comply with any of the terms and conditions of the Secured Note Loan Documents.

6.19 **Insurance Proceeds**

Any Insurance Proceeds received by the Corporation will be applied in accordance with Section 6.12 as if such Insurance Proceeds were Net Cash Proceeds.

ARTICLE 7 - SATISFACTION AND DISCHARGE

7.01 **Cancellation and Destruction**

On the Maturity Date or following any redemption or purchase of Secured Notes in accordance with the terms of this Indenture, such Secured Notes will forthwith after payment thereof as provided in this Indenture be delivered to the Trustee or to a Person appointed by it or by the Corporation with the approval of the Trustee and cancelled by the Trustee. All Secured Notes cancelled or required to be cancelled under this or any other provision of this Indenture, in the Trustee's sole discretion, may be destroyed by or under the direction of the Trustee by cremation or otherwise (in the presence of a representative of the Corporation, if the Corporation so requires) and the Trustee will prepare and retain upon request a certificate of such destruction and deliver a duplicate thereof to the Corporation.

7.02 **Non-Presentation of Secured Notes**

If the Noteholders fail to present the Secured Notes for payment within 30 days of the date on which the principal thereon or represented thereby becomes payable in accordance with the terms hereof or otherwise fail within such 30 day period to accept payment on account thereof or give such receipt therefor, if any, as the Trustee may require

(a) the Corporation will be entitled to pay or issue and deliver, as the case may be, to the Trustee and direct the Trustee to set aside, or

(b) in respect of money in the hands of the Trustee that may or should be applied to the payment of the Secured Notes, the Corporation will be entitled to direct the Trustee to set aside,

the principal and interest, or other amounts, as the case may be, in trust to be paid or delivered, as the case may be, without interest on such principal and interest to the Noteholder after the date of such failure to present for payment or accept payment, upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal and interest payable on or represented by each Secured Note in respect whereof such money has been set aside will be deemed to have been paid and the Noteholder thereof will thereafter have no right in respect thereof, except that of receiving payment of the money so set aside by the Trustee upon due presentation and surrender by the Noteholder of such Secured Note, subject always to the provisions of Section 7.03.

7.03 **Repayment of Unclaimed Money to Corporation**

Any money in the hands of the Trustee and set aside under Section 7.02 and not claimed by and paid or delivered as provided in Section 7.02, to Noteholders within two years after the date of such setting aside must be repaid or delivered to the Corporation by the Trustee on demand, and thereupon the Trustee will be released from all further liability with respect to such money and thereafter the Noteholders in respect of which such money was so repaid or delivered to the Corporation will have no rights in respect thereof, except to obtain payment of the money due thereon from the Corporation upon due presentation and surrender by the Noteholders without interest.

7.04 **Release from Covenants**

Upon Written Request and evidence being given to the reasonable satisfaction of the Trustee that the principal of all the Secured Notes and interest thereon and other money payable hereunder have been paid or satisfied subject to and in accordance with the terms of this Indenture and, such payment having been duly and effectually provided for by payment to the Trustee or otherwise in accordance with the terms of this Indenture, and upon payment of all reasonable costs, charges and expenses properly incurred by the Trustee in relation to these presents and all interest thereon and the remuneration of the Trustee, or upon provision satisfactory to the Trustee being made therefor, the Trustee will, at the request and at the expense of the Corporation, execute and deliver to the Corporation such deeds or other instruments as are requisite to release the Corporation from the terms of this First Supplemental Indenture and the terms of the Principal Indenture relating to the Secured Notes, except those relating to the indemnification of the Trustee or which by the terms hereof are expressly intended to survive any such release or discharge.

ARTICLE 8 - INTEREST PAYMENT ELECTION

8.01 **Interest Payment Election by Delivery of Secured Notes or Interest Accrual**

(1) Subject to Section 8.01(5), the Corporation may, at its option, pay all, or any part, of any Interest Obligation by issuing Secured Notes in respect thereof or deferring and electing to accrue such Interest Obligation in lieu of cash payments of interest pursuant to Section 2.07, Section 4.02 of the Principal Indenture and the terms of the Secured Notes (the "**Secured Note Interest Payment Election**") by giving notice (the "**Secured Note Interest Payment Election Notice**") to the Trustee by no later than the earlier of (a) the date required by Applicable Law or

the rules of any stock exchange on which the Secured Notes are then listed, or (b) the day that is 15 Business Days prior to the record date for the Interest Payment Date to which the applicable interest payment relates; provided that the option to pay such Interest Obligation by issuing Secured Notes may only be exercised in the event the applicable Interest Payment Date falls on a date that is at least five years prior to the Maturity Date and provided further that the option to defer and elect to accrue such Interest Obligation may only be exercised in the event that the applicable Interest Payment Date falls on a date that is less than five years prior to the Maturity Date and no Event of Default has occurred or would result from such deferral and accrual, all of which accrued interest will be paid on the Maturity Date. For greater certainty, payment, deferral or accrual of the Interest Obligation in such manner will not be an Event of Default.

(2) The Corporation will, not less than three Business Days prior to the applicable Interest Payment Date, as applicable, deliver or cause to be delivered to Noteholders that number of Secured Notes in an aggregate principal amount equal to that portion of the Interest Obligation which it has elected not to be paid in cash on the applicable Interest Payment Date; provided that the Corporation may, at its option, in any case, make any interest payment not exceeding U.S.$1,000 to any Noteholder in lawful money of the United States.

(3) The Corporation will be required to provide the Secured Note Interest Payment Election Notice only if it determines to exercise the Secured Note Interest Payment Election.

(4) Unless the Interest Obligation is to be deferred and accrued in accordance with Section 8.01(1) the Corporation's right to exercise the Secured Note Interest Payment Election with respect to the issuance of Secured Notes will be conditional upon the following conditions being met on the date that is three Business Days preceding the applicable Interest Payment Date:

(a) all applicable regulatory approvals and/or exemptions have been obtained (including any required approval and/or exemptions of any Recognized Stock Exchange on which the Secured Notes are then listed) to permit the issuance of such additional Secured Notes;

(b) the Secured Notes to be issued on exercise of the Secured Note Interest Payment Election will be issued from treasury of the Corporation and will be Freely Tradeable in each province and territory of Canada;

(c) the additional Secured Notes being listed or quoted on a Recognized Stock Exchange;

(d) the Corporation being a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in the Province of Ontario and the other jurisdictions in Canada in which the beneficial Noteholders that are being paid Secured Notes in lieu of cash payments of interest, if reasonably ascertainable, are resident;

(e) no Event of Default will have occurred and be continuing;

(f) the receipt by the Trustee of a Certificate of the Corporation stating that conditions (a), (b), (c), (d) and (e) above have been satisfied and setting forth the number of Secured Notes to be delivered, together with a calculation of the aggregate Interest Obligation being paid by issuing such Secured Notes; and

(g) the receipt by the Trustee of an Opinion of Counsel to the effect that such additional Secured Notes have been duly authorized and, when issued and delivered, certified or authenticated pursuant to the terms of this First Supplemental Indenture in payment of that portion of the Interest Obligation which the Corporation has elected not to be paid in cash on the applicable Interest Payment Date, will be validly issued, that conditions (a), (b) and (c) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities regulatory authorities, condition (d) above is satisfied, except that the opinion in respect of condition (d) need not be expressed with respect to those jurisdictions where such certificates are not issued.

(5) For so long as the Corporation or any Restricted Subsidiary has Additional Debt outstanding, the Corporation is not permitted to make a Secured Note Interest Payment Election.

ARTICLE 9 - COLLATERAL AND SECURITY

9.01 Collateral and Security Documents; Additional Collateral

(1) In order to secure the due and punctual payment of the principal of and interest and other amounts owing on the Secured Notes when and as the same will be due and payable, whether on an Interest Payment Date, at maturity, by acceleration, purchase, redemption or otherwise, and interest on the overdue principal of and interest (to the extent permitted by Applicable Law), if any, on the Secured Notes and the payment and performance of all other Obligations of the Corporation, the Restricted Subsidiaries and the Unrestricted Subsidiaries to the Noteholders or the Trustee under this Indenture, the Secured Notes and any Secured Note Loan Documents, the Corporation, the Restricted Subsidiaries, the Unrestricted Subsidiaries and the Trustee have simultaneously with the execution of this Indenture entered into the Security Documents. The Trustee and the Corporation (for itself and on behalf of the Restricted Subsidiaries and the Unrestricted Subsidiaries) hereby agree, and each Noteholder by receipt of any Secured Notes agrees, that the Trustee holds its interest in the Collateral and the Security Documents in trust for itself and the benefit of the Noteholders. The Trustee is also authorized and directed to enter into the Security Documents and is hereby appointed as agent and/or trustee thereunder.

(2) Without prejudice to the foregoing paragraph, each Noteholder hereby irrevocably designates and appoints the Canadian Trustee as the person holding the power of attorney (fondé de pouvoir) of the Noteholders as contemplated under Article 2692 of the *Civil Code of Quebec*, to enter into, to take and to hold on their behalf, and for their benefit, a deed of hypothec and issue of bonds ("**Deed of Hypothec**") to be executed by the Corporation, each Restricted Subsidiary and each Unrestricted Subsidiary under the laws of the Province of Quebec and creating a Lien on the Collateral constituting personal property located in such Province and to exercise such powers and duties which are conferred upon the Canadian Trustee under such

deed. Each Noteholder hereby additionally irrevocably designates and appoints the Canadian Trustee as agent, mandatary, custodian and depositary for and on behalf of each of them (i) to hold and to be the sole registered holder of any bond ("**Bond**") issued under the Deed of Hypothec, the whole notwithstanding Section 32 of the Act respecting the special powers of legal persons (Quebec) or any other Applicable Law, and (ii) to enter into, to take and to hold on their behalf, and for their benefit, a hypothec on bonds ("**Pledge**") to be executed by the Corporation, each Restricted Subsidiary and each Unrestricted Subsidiary under the laws of the Province of Quebec and creating a Lien on the Bond as security for the payment and performance of the obligations and indebtedness of the Corporation, each Restricted Subsidiary and each Unrestricted Subsidiary set forth in the first paragraph of this Section 9.01(1) above. In this respect, (a) the Canadian Trustee, as agent, mandatary, custodian and depositary of the Noteholders, shall keep a record indicating the names and addresses of, and the *pro rata* portion of the obligations and indebtedness secured by the Pledge, owing to the Persons for and on behalf of whom the Bond is so held from time to time, and (b) each Noteholder will be entitled to the benefits of any Collateral of the Corporation, each Restricted Subsidiary and each Unrestricted Subsidiary charged under the Deed of Hypothec and the Pledge and will participate in the proceeds of realization of any such Collateral, the whole in accordance with the terms hereof. The Canadian Trustee, in such aforesaid capacities shall (x) have the sole and exclusive right and authority to exercise, except as may be otherwise specifically restricted by the terms hereof, all rights and remedies given to the Canadian Trustee with respect to the Collateral under the Deed of Hypothec and Pledge, Applicable Law or otherwise, and (y) benefit from and be subject to all provisions hereof with respect to the Canadian Trustee mutatis mutandis, including all such provisions with respect to the liability or responsibility to and indemnification by the Noteholders. Any Person who becomes a Noteholder shall be deemed to have consented to and confirmed the Canadian Trustee as the person holding the power of attorney (fondé de pouvoir) and as the agent, mandatary, custodian and depositary as aforesaid and to have ratified, as of the date it becomes a Noteholder, all actions taken by the Canadian Trustee in such capacities. The Canadian Trustee shall be entitled to delegate from time to time any of its powers or duties under the Deed of Hypothec and the Pledge to any Person on such terms and conditions as the Trustee may determine from time to time.

(3) Promptly upon or concurrent with the acquisition by the Corporation or any Restricted Subsidiary of property that would constitute Collateral pursuant to the Security Documents (including any property acquired after the date of this Indenture that constitutes Collateral) ("**After-Acquired Property**"),

(a) the Corporation and the Trustee will enter or, in the case of the Restricted Subsidiary, in which case the Corporation will cause the Restricted Subsidiary to enter into with the Trustee, such amendments or supplements to the Security Documents, or additional Security Documents, in each case in recordable or registrable form and in a form reasonably acceptable to the Trustee relying on the advice of Counsel to the Trustee, and to the extent the After-Acquired Property consists of securities, a securities pledge agreement in a form reasonably acceptable to the Trustee relying on advice of Counsel to the Trustee, with such changes thereto as are necessitated by Applicable Law or other changes in circumstances (the "**Additional Security Documents**"), as are necessary in order

to grant to the Trustee for the benefit of the Noteholders a Lien in such After-Acquired Property, subject to applicable Permitted Liens, and

(b) the Corporation will also deliver or cause to be delivered to the Trustee the following:

(i) to the extent the After Acquired Property consists of real property, an Opinion of Counsel to the Corporation confirming that the Lien of this Indenture and the Security Documents constitutes a valid and perfected Lien on such real property or title insurance in form and substance satisfactory to the Trustee, subject to applicable Permitted Liens in respect of the relevant item of Collateral, together with a Certificate of the Corporation stating that any Liens on such real property are Liens expressly permitted by this Indenture the applicable Security Document or are applicable Permitted Liens and containing other assurances as may be required by the Trustee relying on the advice of Counsel to the Trustee with respect to the Collateral, and

(ii) evidence of payment by the Corporation, or the Restricted Subsidiary, of all filing fees, recording and registration charges, transfer taxes and other costs and expenses, including reasonable legal fees and disbursements of Counsel to the Trustee (and any local counsel), that may be incurred to validly and effectively subject the After-Acquired Property to the Lien of any applicable Security Document and perfect such Lien.

(4) Forthwith upon the repayment in full of all Project Financing obligations owing by Slabco to Bank of Tokyo-Mitsubishi (Canada) or any of its Affiliates, the Corporation shall either (i) cause Slabco to be wound-up into Lake Erie Steel GP Inc., Lake Erie Steel Limited Partnership or the Corporation or any other Restricted Subsidiary, or (ii) cause Slabco to execute and deliver the Additional Security Documents as are necessary in order to grant to the Trustee for the benefit of itself and the Noteholders, a Lien on the property of Slabco and the Corporation will deliver the documents required by Section 9.01(3)(b).

(5) Each Noteholder, by accepting a Secured Note, agrees to all the terms and provisions of the Security Documents, including the Additional Security Documents, as the same may be amended, restated, supplemented or modified from time to time pursuant to the provisions of the Security Documents, the Additional Security Documents and this Indenture and the Inter-Creditor Agreement for so long as it is in effect.

9.02 **Recording, Registration and Opinions**

(1) The Corporation will, and will cause each Restricted Subsidiary and each Unrestricted Subsidiary to, take or cause to be taken all action required to perfect, maintain, preserve and protect the Lien on and security interest in the Collateral granted by the Security Documents, including the filing of financing statements, continuation statements and any instruments of further assurance, in such manner and in such places as may be required by Applicable Law or the Trustee to fully perfect, maintain, preserve and protect the rights of the

Noteholders and the Trustee under this Indenture, the Security Documents and the Additional Security Documents to all Collateral. The Corporation will, and will cause each Restricted Subsidiary and Unrestricted Subsidiary to, from time to time promptly pay all financing and continuation statement recording, registration or filing fees, charges and taxes relating to this Indenture and the Security Documents, any amendments thereto and any other instruments of further assurance required pursuant to this Indenture and the Security Documents. The Trustee will not be responsible for any failure to so register, file or record. The Trustee will not be responsible for any obligation on the part of the Corporation, any Restricted Subsidiary or Unrestricted Subsidiary to perfect, maintain, preserve and protect the Lien on and security interest in the Collateral granted by the Security Documents.

(2) The Corporation will furnish to the Trustee, at the time of execution and delivery of this Indenture, an Opinion of Counsel to the Corporation in form and substance customary for financings of this nature as determined by the Trustee relying on advice of Counsel to the Trustee including opinions substantially to the effect that subject to customary qualifications, (a) this Indenture and the grant of a security interest and Liens in the Collateral intended to be made by the Security Documents and all other instruments of further assurance, including financing statements, have been properly recorded, registered and filed to the extent necessary to perfect, maintain, preserve and protect Liens in the Collateral created by the Security Documents and reciting the details of such action, and stating that as to the Liens created pursuant to the Security Documents, such recordings, registrations and filings are the only recordings, registrations and filings necessary to give notice thereof and that no re-recordings, re-registrations or refilings are necessary to maintain such notice (other than as stated in such Opinion) or (b) to the effect that, in the opinion of such counsel, no such action is necessary to perfect, maintain, preserve and protect such Liens. The Corporation will, and will cause any Restricted Subsidiary, as the case may be, to furnish to the Trustee, at the time of execution and delivery of any Additional Security Document, an Opinion of Counsel substantially similar to the Opinion of Counsel delivered pursuant to the immediately preceding sentence (but relating only to such Additional Security Documents and the related After-Acquired Property).

(3) The Corporation will furnish to the Trustee within 60 days after January 1 in each year, beginning with April 1, 2007, an Opinion of Counsel to the Corporation, dated as of such date, either (a)(i) stating that, in the opinion of such Counsel, all necessary action has been taken with respect to the recording, registration, filing, re-recording, re-registration and refiling of all supplemental indentures, financing statements, continuation statements and other documents as are necessary to perfect, maintain, preserve and protect the Lien of the Security Documents and reciting with respect to the Liens in the Collateral the details of such action or referring to prior Opinions of Counsel to the Corporation in which such details are given, and (ii) stating that, based on Applicable Laws as in effect on the date of such Opinion of Counsel, all financing statements, continuation statements and other documents have been executed and filed that are necessary as of such date and during the succeeding 24 months fully to perfect, maintain, preserve and protect the security interest and Liens of the Noteholders and the Trustee hereunder and under the Security Documents with respect to the Collateral, or (b) stating that, in the opinion of such Counsel, no such action is necessary to perfect, maintain, preserve and protect such Lien.

9.03 **Release of Collateral**

(1) The Trustee will not at any time release (including by way of automatic release) Collateral from the Lien created by this Indenture and the Security Documents unless such release (including by way of automatic release) is in accordance with the provisions of this Indenture and the Security Documents, including the Inter-Creditor Agreement, so long as the same remains in effect, including any requirements to obtain an Opinion of Counsel.

(2) The release of any Collateral from the terms of the Security Documents will not be deemed to impair the security under this Indenture and the Security Documents in contravention of the provisions hereof if and to the extent the Collateral is released (including by way of automatic release) pursuant to this Indenture and the Security Documents.

(3) At any time when an Event of Default shall have occurred and be continuing, no release (including by way of automatic release) of Collateral pursuant to the provisions of this Indenture and the Secured Note Loan Documents shall be effective as against the Noteholders, except in accordance with the terms of the Security Documents including the Inter-Creditor Agreement.

9.04 **Possession and Use of Collateral**

Subject to and in accordance with the provisions of this Indenture and the Security Documents and so long as no Event of Default has occurred and is continuing, the Corporation, each Restricted Subsidiary and each Unrestricted Subsidiary, as the case may be, will have the right to remain in possession and retain exclusive control of the Collateral (other than trust moneys held by the Trustee or other Person pursuant to this Indenture), to sell or otherwise dispose of inventory in the ordinary course of business, to collect, sell or otherwise dispose of accounts receivable in the ordinary course of business, to operate, manage, develop, lease, use, consume and enjoy the Collateral, to alter or repair any Collateral consisting of Equipment so long as such alterations and repairs do not diminish the value thereof or impair the Lien of the Security Documents thereon and to collect, receive, use, invest and dispose of the reversions, remainders, interest, rents, lease payments, issues, profits, revenues, proceeds and other income thereof.

9.05 **Specified Releases of Collateral**

(1) The Corporation, each Restricted Subsidiary and each Unrestricted Subsidiary, as applicable, will be entitled to obtain a full release of all of the Collateral from the Liens of this Indenture and of the Security Documents upon compliance with the conditions precedent for a release under Section 7.04 of this First Supplemental Indenture or upon compliance with the conditions precedent set forth in Article 12 of the Principal Indenture for satisfaction and discharge of the Principal Indenture or for defeasance of the Secured Notes pursuant to Section 12.02 or 12.03 of the Principal Indenture. Upon delivery by the Corporation to the Trustee of a Certificate of the Corporation and an Opinion of Counsel, each to the effect that such conditions precedent have been complied with, the Trustee will forthwith take all necessary action (at the request of and the expense of the Corporation) to release and reconvey to the Corporation, each Restricted Subsidiary and each Unrestricted Subsidiary, as applicable, all of

the Collateral including the execution and delivery of releases and satisfactions wherever required, and will deliver such Collateral in its possession to the Corporation.

(2) The Corporation, any Restricted Subsidiary and any Unrestricted Subsidiary will be entitled to obtain a release of, and the Trustee will release, items of Collateral taken by eminent domain or expropriation by a Governmental Authority in accordance with Applicable Law or sold pursuant to the exercise by a Governmental Authority thereof of any right which such Governmental Authority may then have in accordance with Applicable Law to purchase, or to designate a purchaser or to order a sale of, all or any part of such Collateral provided the Corporation, the Restricted Subsidiary or any Unrestricted Subsidiary, as the case may be, has delivered to the Trustee the following

(a) a Certificate of the Corporation certifying that (i) such Collateral has been taken by eminent domain or expropriation by a Governmental Authority and the amount of the award therefore ("**Expropriation Proceeds**"), or that such Collateral has been sold pursuant to a right vested in a Governmental Authority thereof to purchase, or to designate a purchaser, or order a sale of such Collateral and the amount of the proceeds of such sale ("**Governmental Sale Proceeds**"), and (ii) all conditions precedent to such release have been complied with, and

(b) an Opinion of Counsel to the Corporation to the effect that all conditions precedent have been complied with including to the effect that the release in question is limited to such Collateral.

Upon compliance by the Corporation with the conditions precedent set forth above, the Trustee will cause to be released and reconveyed to the Corporation, the Restricted Subsidiary or any Unrestricted Subsidiary, as the case may be, the aforementioned items of Collateral. Cash equal to the amount of Expropriation Proceeds and/or Governmental Sale Proceeds will be applied in the same manner as provided for in respect of Net Cash Proceeds as set forth in Section 6.12.

9.06 **<u>Disposition of Collateral Without Release</u>**

Subject to and in accordance with the provisions of this Indenture and the Security Documents and so long as no Event of Default has occurred and is continuing or would result, the Corporation, each Restricted Subsidiary and each Unrestricted Subsidiary, may, without any prior release or consent by the Trustee, (a) conduct ordinary course activities in respect of the Collateral that do not individually or in the aggregate adversely affect the value of the Collateral, including: selling or otherwise disposing of Cash Equivalents; selling or otherwise disposing of inventory in the ordinary course of business; collecting, selling or otherwise disposing of accounts receivable in the ordinary course of business; selling or otherwise disposing of any property subject to the Lien of the Indenture and the Security Documents which has become worn out or obsolete and is no longer used or useful in the operation of the Corporation's or the Restricted Subsidiaries business or through the replacement by property of substantially equivalent or greater value; abandoning, terminating, cancelling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of this Indenture or any of the Security Documents; surrendering or modifying any franchise, licence or permit subject to the

Lien of this Indenture or any of the Security Documents which it may own or under which it may be operating; altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances; demolishing, dismantling, tearing down or scrapping any fixed asset or abandoning any thereof; granting a nonexclusive license of any intellectual property; abandoning intellectual property that has become obsolete and not used in the business; and (b) sell or otherwise dispose of any Collateral provided such sale or disposition is in accordance with the terms of this Indenture and of the Security Documents.

9.07 **Form and Sufficiency of Release**

In the event that the Corporation, any Restricted Subsidiary or any Unrestricted Subsidiary, as applicable, has sold, exchanged, or otherwise disposed of or proposes to sell, exchange or otherwise dispose of any portion of the Collateral that under the provisions of Section 9.04, 9.05 or 9.06 may be sold, exchanged or otherwise disposed of by the Corporation, any Restricted Subsidiary or any Unrestricted Subsidiary, as applicable, and the Corporation, any Restricted Subsidiary or any Unrestricted Subsidiary, as applicable, requests the Trustee to furnish a written disclaimer, release or quitclaim of any interest in such Collateral under this Indenture and the Security Documents, upon being satisfied that the Corporation, any Restricted Subsidiary or any Unrestricted Subsidiary, as applicable, is selling, exchanging or otherwise disposing of such Collateral in compliance with Section 9.04, 9.05 or 9.06, the Trustee will (at the expense of the Corporation) execute, acknowledge and deliver to the Corporation, any Restricted Subsidiary or any Unrestricted Subsidiary, as applicable, (in proper and recordable or registrable form) such an instrument promptly after satisfaction of the conditions set forth herein for delivery of any such release. Notwithstanding the preceding sentence, all purchasers and grantees of any Collateral purporting to be released herefrom will be entitled to rely upon any release executed by the Trustee hereunder as sufficient for the purpose of this Indenture and as constituting a good and valid release of the Collateral therein described from the Lien of this Indenture or of the Security Documents.

9.08 **Purchaser Protected**

No purchaser or grantee of any Collateral purporting to be released herefrom in accordance with the terms hereof will be bound to ascertain the authority of the Trustee to execute the release or to inquire as to the existence of any conditions herein prescribed for the exercise of such authority.

9.09 **Authorization of Actions to be Taken by the Trustee Under the Security Documents**

Subject to the provisions of this Indenture and the Security Documents, (a) the Trustee may but is not obligated to, in its sole discretion and without the consent of the Noteholders, take all actions as it deems necessary or appropriate in order to (i) enforce any of the terms of the Secured Note Loan Documents; (ii) collect and receive any and all amounts payable in respect of the Obligations of the Corporation, each Restricted Subsidiary and each Unrestricted Subsidiary, as applicable, hereunder or (iii) deliver waivers, releases, estoppel letters or similar instruments in connection with any Permitted Liens; and (b) the Trustee will have power to institute and to maintain such Proceedings as it may deem expedient to prevent any impairment of the Collateral

by any act that may be unlawful or in violation of the Secured Note Loan Documents or this Indenture, and such Proceedings as the Trustee may deem expedient to preserve or protect its interests and the interests of the Noteholders in the Collateral (including the power to institute and maintain Proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the Liens thereunder or be prejudicial to the interests of the Noteholders or of the Trustee). No duty beyond that of a reasonably prudent corporate trustee will rest upon the Trustee in taking any such action or instituting and maintaining any such Proceedings pursuant to this Section 9.09.

9.10 **Authorization of Receipt of Funds by the Trustee Under the Security Documents**

The Trustee is authorized to receive any funds for the benefit of Noteholders distributed under this Indenture and the Security Documents, and to make further distributions of such funds to the Noteholders or other Persons in accordance with the provisions of this Indenture.

9.11 **True Copy**

The Corporation will, within three Business Days of receipt of a written request by the Trustee, furnish the Trustee with a true copy of this Indenture.

9.12 **Certain TIA Requirements**

(1) To the extent applicable, and in addition to any other requirements of this Indenture, the Corporation (on its own and on behalf of each Restricted Subsidiary and each Unrestricted Subsidiary) will cause Section 314(d)(1) of the TIA relating to the release of property or securities from the Lien hereof and of the Security Documents to be complied with.

(2) Neither the Corporation, any Restricted Subsidiary nor any Unrestricted Subsidiary, as applicable, will be required to comply with Section 9.12(1) in respect of transactions undertaken pursuant to clause (a) of Section 9.06, provided the Corporation delivers to the Trustee on or before September 30, 2006 and within 60 days following each December 31 and June 30 thereafter a Certificate of the Corporation to the effect that all of the transactions undertaken by the Corporation, any Restricted Subsidiary and any Unrestricted Subsidiary pursuant to clause (a) of Section 9.06 during the preceding semi-annual period were in the ordinary course of the Corporation's, any Restricted Subsidiary's or any Unrestricted Subsidiary's, as the case may be, business and that the proceeds therefrom were used by the Corporation, any Restricted Subsidiary or any Unrestricted Subsidiary, as the case may be, as permitted by this Indenture and the Security Documents.

(3) The fair value of Collateral released from the Liens of this Indenture and the Security Documents pursuant to clause (a) of Section 9.06 hereof will not be considered in determining whether the aggregate fair value of Collateral released from the Liens of this Indenture and the Security Documents in any calendar year exceeds the 10% threshold specified in Section 314(d)(1) of the TIA; provided that the Corporation's, any Restricted Subsidiary's or any Unrestricted Subsidiary's right to rely on this sentence at any time is conditioned upon the Corporation having furnished to the Trustee the Certificates of the Corporation referred to in Section 9.12(2) that were required to be furnished to the Trustee at or prior to such time. It is

expressly understood that Section 9.12(2)and this Section 9.12(3) relate only to the Corporation's obligations under the TIA and will not restrict or otherwise affect the Corporation's and its Subsidiaries' rights or abilities to release Collateral pursuant to the terms of this Indenture and the Security Documents or as otherwise permitted by the Trustee under this Indenture and the Security Documents.

(4) Notwithstanding anything to the contrary in this Section 9.12, the Corporation, any Restricted Subsidiary nor any Unrestricted Subsidiary will be required to comply with all or any portion of Section 314(d) of the TIA if the Corporation determines, in good faith based on advice of Counsel, that, under the terms of (a) Section 314(d) of the TIA or (b) any interpretation or guidance, or both, as to the meaning thereof of the U.S. Securities and Exchange or its staff, including publicly available "no action" letters or exemption orders, all or any portion of Section 314(d) of the TIA is inapplicable to all or any part of the Collateral or the release, deposit or substitution thereof.

ARTICLE 10 - APPLICATION OF TRUST MONEYS

10.01 "Trust Moneys" Defined

(1) All cash, securities, obligations and Cash Equivalents received by the Trustee:

(a) upon the release of Collateral by the Trustee from the Lien of this Indenture and/or the Security Documents, including all Excess Proceeds Amounts, all money received in respect of the principal of all purchase money, governmental, and other obligations received in exchange for Collateral and all investment earnings thereon; or

(b) Expropriation Proceeds and Governmental Sale Proceeds; or

(c) as proceeds of any other sale or other disposition of all or any part of the Collateral by or on behalf of the Trustee or any collection, recovery, receipt, appropriation or other realization of or from all or any part of the Collateral pursuant to this Indenture or any of the Security Documents or otherwise; or

(d) for application under this Article 10 as elsewhere provided in this Indenture (including and subject to, Section 6.12) or the Security Documents, or whose disposition is not elsewhere otherwise specifically provided for herein or in the Security Documents;

together with investment earnings on any of the foregoing (all such money being herein sometimes called "**Trust Moneys**"; provided, however, that Trust Moneys will not include any property deposited with the Trustee pursuant to Article 12 of the Principal Indenture or delivered to or received by the Trustee for application in accordance with Section 7.06 of the Principal Indenture), will be held by the Trustee for the benefit of the Noteholders as a part of the Collateral and, upon the occurrence and continuation of an Event of Default, such Trust Moneys will be applied in accordance with Section 7.06 of the Principal Indenture; but, prior to any such occurrence and continuation of an Event of Default, all or any part of the Trust Moneys may be withdrawn, and will be released, paid or applied by the Trustee, from time to time as provided in

this Article 10. Notwithstanding anything to the contrary in this Indenture or the Security Documents and for the avoidance of doubt, Trust Moneys will not include any cash, securities, obligations or Cash Equivalents or the investment earnings thereon which arise out of any transaction permitted by Section 9.04 or 9.06.

(2) On the date hereof there will be established and, at all times hereafter until this Indenture has been terminated and the Obligations of the Corporation under the Secured Notes have been indefeasibly paid in full, there will be maintained with the Trustee an account which will be entitled the Trust Moneys Account (the "**Trust Moneys Account**"). The Trust Moneys Account will be established and maintained by the Trustee at its principal office in Toronto or such other location as may be designated by the Trustee. All Trust Moneys which are received by the Trustee will be deposited in its Trust Moneys Account and thereafter will be held, applied and/or disbursed by the Trustee in accordance with the terms of this Article 10.

10.02 **Withdrawal of Net Cash Proceeds to Fund an Asset Sale Offer**

To the extent that any Trust Moneys consist of Net Cash Proceeds received by the Trustee pursuant to the provisions of Section 6.12 hereof and an Asset Sale Offer has been made in accordance therewith, such Trust Moneys may be withdrawn by the Corporation and will be paid by the Trustee to whomever is acting as paying agent for the Asset Sale Offer upon an Order of the Corporation to the Trustee and upon receipt by the Trustee of a Certificate of the Corporation, dated not more than five days prior to the Purchase Date, certifying:

(a) that no Default or Event of Default exists; and

(b) (i) that such Trust Moneys constitute Net Cash Proceeds, (ii) that pursuant to and in accordance with Section 6.12, the Corporation has made an Asset Sale Offer, (iii) the amount of money to be applied to the repurchase of the Secured Notes pursuant to the Asset Sale Offer, (iv) the amount of money to be retained by the Corporation (if permitted pursuant to the terms hereof), and (v) the Purchase Date; and

(c) that all conditions precedent and covenants herein provided for relating to such application of Trust Moneys have been complied with.

Upon compliance with the foregoing provisions of this Section 10.02, the Trustee will pay the Trust Moneys to whomever is acting as paying agent for the Asset Sale Offer and such paying agent will apply the Trust Moneys as directed and specified by such Order of the Corporation.

10.03 **Withdrawal of Trust Moneys for a Related Business Investment**

To the extent that any Trust Moneys consist of Net Cash Proceeds received by the Trustee pursuant to the provisions of Section 6.12 and the Corporation intends to invest such Net Cash Proceeds in a Related Business Investment consistent with the requirements of Section 6.12 (the "**Released Trust Moneys**"), such Trust Moneys may be withdrawn by the Corporation and will be paid by the Trustee to the Corporation (or as otherwise directed by the Corporation) upon a written Order of the Corporation to the Trustee and upon receipt by the Trustee of the following:

(a) a Certificate of the Corporation, dated not more than five Business Days prior to the application for the withdrawal and payment of such Trust Moneys, certifying that (i) the release of the Released Trust Moneys complies with the terms and conditions of, and the Released Trust Moneys will be used in accordance with, Section 6.12, (ii) no Default or Event of Default has occurred or is continuing or will exist on the date of the release of the Released Trust Moneys, (iii) the release of the Released Trust Moneys will not result in a Default or Event of Default hereunder and (iv) all conditions precedent to such release have been complied with; and

(b) evidence satisfactory to the Trustee that the property comprising such Related Business Investment is subject to a valid Lien and security interest in favour of the Trustee for the benefit of itself and the Noteholders pursuant to the Security Documents, subject to applicable Permitted Liens in respect of the relevant item of Collateral.

Upon compliance with the foregoing provisions of this Indenture, the Trustee will apply the Released Trust Moneys as directed and specified by such Order of the Corporation.

10.04 **Withdrawal of Trust Moneys on Basis of Repayment of the Credit Facilities and Retirement of Secured Notes**

Trust Moneys may be withdrawn by the Corporation to be applied to (i) repay the Secured Revolving Term Loan (or any Refinancing Indebtedness in respect thereof) or the ABL Facility (or any Refinancing Indebtedness in respect thereof) or (ii) the redemption or purchase and retirement of Secured Notes hereunder and will be paid by the Trustee to the Corporation (or as otherwise directed by the Corporation) upon an Order of the Corporation to the Trustee and upon receipt by the Trustee of a Certificate of the Corporation, dated not more than five Business Days prior to the date of the application for the withdrawal and payment of such Trust Moneys, certifying that (a) no Default or Event of Default exists or is continuing or will exist on the withdrawal date of such Trust Moneys immediately before and immediately after giving effect to such withdrawal, (b) the release of such Trust Moneys complies with the terms and conditions of this Indenture and such Trust Moneys will be used for the redemption or purchase and retirement of the Secured Notes in accordance with the terms of this Indenture and (c) all conditions precedent herein provided relating to such withdrawal and application have been complied with.

Upon compliance with the foregoing provisions of this Indenture, the Trustee will apply the Trust Moneys as directed and specified by such Order of the Corporation.

10.05 **Investment of Trust Moneys**

The Trustee will be entitled to apply any Trust Moneys to the cure of any Default or Event of Default under this Indenture. So long as no Default or Event of Default has occurred and is continuing, all or any part of any Trust Moneys held by the Trustee will from time to time be invested or reinvested by the Trustee in any Cash Equivalents pursuant to the Order of the Corporation, which will specify the Cash Equivalents in which Trust Moneys will be invested. Unless Default or Event of Default occurs and is continuing, any interest and dividends on such

Cash Equivalents (in excess of any accrued interest paid at the time of purchase) that may be received by the Trustee will be forthwith paid to the Corporation. Such Cash Equivalents will be held by the Trustee as a part of the Collateral, subject to the same provisions hereof as the cash used by it to purchase such Cash Equivalents.

Where it has acted in accordance with an Order of the Corporation, the Trustee will not be liable or responsible for any loss resulting from such investments or sales except only for its own gross negligent action, its own gross negligent failure to act or its own wilful misconduct.

ARTICLE 11 - MISCELLANEOUS PROVISIONS

11.01 Confirmation of Principal Indenture

The Principal Indenture, as amended and supplemented by this First Supplemental Indenture, is in all respects confirmed.

11.02 Acceptance of Trusts

The Trustee hereby accepts the trusts in this First Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in this Indenture.

11.03 Counterparts and Formal Date

This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed will be deemed to be an original, but all of which will together constitute one and the same instrument and notwithstanding their date of execution will be deemed to bear a date as of March 31, 2006.

11.04 Joint Trustees

Notwithstanding anything to the contrary contained in this Indenture, it is hereby agreed and understood as between the U.S. Trustee and the Canadian Trustee that: (a) the U.S. Trustee is appointed hereunder solely for the purpose of satisfying Section 310(a) of the TIA, and such other sections of the TIA that expressly require a U.S. Trustee to act; (b) the U.S. Trustee will not be subject to Canadian law; and (c) the U.S. Trustee will have no obligation whatsoever in any capacity whatsoever (including, but not limited, to the capacity of Paying Agent, Registrar, or Transfer Agent) under this First Supplemental Indenture or to administer this First Supplemental Indenture or the Debt Securities issued hereunder or under any supplemental indentures, except as set forth in clause (d), and (d) the Canadian Trustee will be responsible (i) for the matters set forth in this clause (c) and (ii) to enforce this First Supplemental Indenture and exercise all rights and remedies on behalf of Noteholders hereunder; provided, however, that upon an Event of Default, the U.S. Trustee will exercise rights and remedies solely under laws of the United States on behalf of U.S. Noteholders.

11.05 **Inter-Creditor Agreement**

This Indenture, the Secured Notes and the Secured Note Loan Documents are subject to the provisions of the Inter-Creditor Agreement and the Province Inter-Creditor Agreement for so long as the same remain in effect and, notwithstanding any of the other provisions of this Indenture, the Secured Notes or the Secured Note Loan Documents, the exercise by the Trustee and/or the Noteholders of any rights and remedies hereunder and thereunder and any action taken by the Trustee and/or the Noteholders hereunder and thereunder shall be subject to the terms of the Inter-Creditor Agreement and the Province Inter-Creditor Agreement for so long as the same remain in effect; provided however, and for greater certainty, the foregoing will not be deemed to amend or alter the terms hereof or thereof or the rights and obligations hereunder and thereunder as between the Trustee, the Noteholders, the Corporation, the Restricted Subsidiaries and the Unrestricted Subsidiaries.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed and attested by their duly authorized officers, as of the day and year first above written.

STELCO INC.

"Courtney Pratt"

Per: ____________________________

Name: Courtney Pratt

Title: President & CEO

"William E. Vaughan"

Per: ____________________________

Name: William E. Vaughan

Title: Senior V.P. – Finance and Chief Financial Officer

BNY TRUST COMPANY OF CANADA, as Canadian Trustee

"Marcia Redway"

Per: ____________________________

Name: Marcia Redway

Title: Authorized Officer

THE BANK OF NEW YORK, as U.S. Trustee

"Stanislav Pertsev"

Per: ____________________________

Name: Stanislav Pertsev

Title: Assistant Treasurer

EXHIBIT 1

FORM OF SECURED NOTE

[INSERT LOGO]

STELCO INC.

No. FRN •

A corporation incorporated under the *Canada Business Corporations Act*

CUSIP 828525AG3
ISIN CA 828525AG35

SECURED FLOATING RATE SECURED NOTES DUE 2016

STELCO INC. (the "**Corporation**"), for value received, hereby acknowledges itself indebted and promises to pay to the order of ________________________ on March 31, 2016, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned (the "**Maturity Date**"), the principal sum of

• U.S. DOLLARS (U.S.$•)

in lawful money of the United States, on presentation and surrender of this Secured Note at the principal office of BNY Trust Company of Canada in the City of Toronto, and to pay interest on the principal amount hereof:

(a) at the rate per annum equal to the Libor Rate in respect of the applicable Interest Period plus 5.5% (after as well as before maturity, default and judgment with interest on overdue interest at the rate specified in the Principal Indenture) from and including March 31, 2006 or from and including the most recent Interest Payment Date to which interest has been paid or made available for payment on the Secured Notes then outstanding, to, but not including, March 31, 2008, in like money in semi-annual instalments in arrears on March 31 and September 30 in each year (each such date an "**Interest Payment Date**"), commencing September 30, 2006; provided that if the Corporation elects to pay interest by issuing additional Secured Notes such interest rate will increase to the Libor Rate in respect of the applicable Interest Period plus 8.5% in respect only of the interest obligation being satisfied; and

(b) at the rate per annum equal to the Libor Rate in respect of the applicable Interest Period plus 5.5% (after as well as before maturity, default and judgment with interest on overdue interest at the rate specified in the Principal Indenture) from and including March 31, 2008 or from and including the most recent Interest Payment Date to which interest has been paid or made available for payment after that date on the Secured Notes then outstanding, in like money in semi-annual

instalments in arrears on an Interest Payment Date, commencing September 30, 2008; provided that if the Corporation elects to pay interest by issuing additional Secured Notes or elects to defer and accrue interest such interest rate will increase to the Libor Rate in respect of the applicable Interest Period plus 8.5% only in respect of the interest obligation being satisfied; provided that if, on the Banking Day the applicable Libor Rate is to be calculated in accordance with the Indenture in respect of the applicable Interest Period, the Increased Rate Test Amount is less than or equal to $500,000,000, the applicable rate of interest set forth above in this clause (b) for that Interest Period only will be decreased by 0.5%.

Subject to hereinafter provided, as interest on this Secured Note becomes due, the Corporation (except in the case of payment of interest at maturity or on redemption or purchase, at which time payment of interest, if any, may, at the option of the Corporation, be made upon surrender of this Secured Note) will forward or cause to be forwarded by courier or ordinary post to the registered address of the registered Holder of the Secured Note for the time being, or in the case of joint Holders to the registered address of one of such joint Holders, or in accordance with the procedures established by CDS if this is a Book-Entry Secured Note, a cheque or electronic funds transfer for such interest. Subject to the terms of the Indenture, the Corporation may, at its option, pay interest by issuing additional Secured Notes in lieu of cash payments of interest or accrue and defer such interest.

This Secured Note is one of the Secured Floating Rate Notes due 2016 (the "**Secured Notes**") in the aggregate principal amount of up to U.S.$235,070,000 principal amount in lawful money of the United States plus the additional aggregate principal amount in lawful money of the United States of Secured Notes issued in respect of any election by the Corporation to pay interest by issuing additional Secured Notes as provided under a Trust Indenture (the "**Principal Indenture**") dated as of March 31, 2006, as supplemented by a First Supplemental Indenture dated as of March 31, 2006, providing for the creation of the Secured Notes (and together with the Principal Indenture, the "**Indenture**"), the Indenture being made between the Corporation and BNY Trust Company of Canada, as Canadian trustee (the "**Canadian Trustee**") and The Bank of New York, as U.S. Trustee (and together with the Canadian Trustee, the "**Trustee**"). Reference is hereby made to the Indenture for a description of the rights of the Holders of the Secured Notes, the Corporation and the Trustee and of the terms and conditions upon which the Secured Notes are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Secured Note, by acceptance hereof, agrees. **To the extent that the terms and conditions stated in this Secured Note conflict with the terms and conditions of the Indenture, the latter prevails.** All capitalized terms used herein have the meaning ascribed thereto in the Indenture unless otherwise indicated. **This Secured Note is subject to the provisions of the Inter-Creditor Agreement and the Province Inter-Creditor Agreement for so long as the same remain in effect.**

The Secured Notes are issuable as fully registered Secured Notes in denominations of U.S.$1,000 and integral multiples of U.S.$1,000 except with respect to additional Secured Notes issued in lieu of cash payments of interest, which additional Secured Notes may be issued in any denomination subject to the requirements of any Recognized Stock Exchange on which the Secured Notes are listed. The Secured Notes of any authorized denomination may be exchanged, as provided in the Indenture, for Secured Notes in equal aggregate principal amount.

This Secured Note and all other Secured Notes certified and issued under the Indenture rank *pari passu* with one another, in accordance to their tenor without discrimination, preference or priority.

Upon the giving of notice by the Trustee of the occurrence of an Event of Default in accordance with the Indenture, the Secured Notes will become immediately due and payable.

After the date hereof and prior to April 1, 2008, the Corporation may at its option redeem the Secured Notes, at any time, in whole or in part from time to time, upon not less than 30 days prior notice at a redemption price in lawful money of the United States equal to 110% of the principal amount of the Secured Notes to be redeemed, plus accrued and unpaid interest, if any, to but not including the Redemption Date. On or after April 1, 2008 and prior to April 1, 2009, the Corporation may at its option redeem the Secured Notes, at any time, in whole or in part from time to time, upon not less than 30 days' prior notice at a redemption price in lawful money of the United States equal to 105% of the principal amount of the Secured Notes to be redeemed, plus accrued and unpaid interest, if any, to but not including the Redemption Date. On or after April 1, 2009 and prior to April 1, 2010, the Corporation may at its option redeem the Secured Notes, at any time, in whole or in part from time to time, upon not less than 30 days' prior notice at a redemption price in lawful money of the United States equal to 102.5% of the principal amount of the Secured Notes to be redeemed, plus accrued and unpaid interest, if any, to but not including the Redemption Date. On or after April 1, 2010, the Corporation may at its option redeem the Secured Notes, at any time, in whole or in part from time to time, upon not less than 30 days' prior notice at a redemption price in lawful money of the United States equal to the principal amount of the Secured Notes to be redeemed, plus accrued and unpaid interest, if any, to but not including the Redemption Date.

The Corporation may purchase Secured Notes in the open market or by tender or private contract at any price that is agreed upon between the Corporation and the applicable Holders. Secured Notes purchased or redeemed by the Corporation will be cancelled and will not be reissued.

Any payments made by or on behalf of the Corporation under or with respect to the Secured Notes will be made free and clear of and without withholding or deduction for or on account of any Withholding Taxes, unless the Corporation or any other payor is required to withhold or deduct Withholding Taxes under Canadian law or by the interpretation or administration thereof. If the Corporation or any other payor is so required to withhold or deduct any amount for or on account of Withholding Taxes from any payment made under or with respect to the Secured Notes, the Corporation will or the Corporation will cause such payor to pay to each Holder such additional amounts ("**Additional Amounts**") as may be necessary so that the net amount received by each Holder after such withholding or deduction will not be less than the amount each such Holder would have received if such Withholding Taxes had not been withheld or deducted, provided that no Additional Amounts will be payable with respect to a payment made to a Holder which is subject to such Withholding Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of the Secured Notes or the receipt of payments thereunder. The Corporation will or will cause any such other payor to also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with Applicable Law. In

this paragraph, "**Holder**" means the Trustee, any holder of Secured Notes and any other person considered to be a beneficial owner of a Secured Note.

The Indenture contains provisions for the holding of meetings of Noteholders and rendering certain resolutions passed at such meetings by, or by instruments in writing signed by, the holders of the majority in aggregate principal amount of the Secured Notes outstanding binding upon all Noteholders, subject to the provisions of the Indenture.

This Secured Note may only be transferred upon compliance with the conditions precedent in the Indenture on the register kept at the above-mentioned principal office of the Trustee and at such other place or places, if any, or by such other registrar or registrars, if any, as the Corporation with the approval of the Trustee may designate, or both and may be exchanged at any such place by the Holder hereof or its executors or administrators or other legal representatives or its or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee or registrar or both may prescribe, and such transfer will be duly noted thereon by the Trustee or other registrar. No transfer of any Secured Notes will be registered during the 15 Business Days preceding the day of the mailing of a notice of redemption of the Secured Notes or Regular Interest Record Date or Special Interest Record Date.

This Secured Note will not become obligatory for any purpose until it has been certified by the Trustee for the time being under the Indenture.

The Holder of this Secured Note, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits, of this Secured Note and of the Indenture and confirms the appointment of the Trustee, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF STELCO INC. has caused this Secured Note to be signed by its President and Chief Executive Officer and by its Executive Vice President and Chief Financial Officer.

DATED ______________________

STELCO INC.

By: ______________________________________
President and Chief Executive Officer

And: ______________________________________
Senior Vice President and
Chief Financial Officer

TRUSTEE'S CERTIFICATE

This Secured Note is one of the Secured Floating Rate Notes due 2016 referred to in the within-mentioned Indenture.

BNY TRUST COMPANY OF CANADA,
as Canadian Trustee

By: ______________________________
Authorized Signing Officer

Date of Certification: ____________________

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________________, whose address and social insurance number, if applicable, are set forth below, this Secured Note (or $ principal amount hereof*) of STELCO INC. standing in the name(s) of the undersigned in the register maintained by the Trustee with respect to such Secured Note and does hereby irrevocably authorize and direct the Trustee to transfer such Secured Note in such register, with full power of substitution in the premises.

Dated:

Address of Transferee: ____
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ____________________________

*If less than the full principal amount of the within Secured Note is to be transferred, indicate in the space provided above the principal amount (which must be U.S.$1,000 or an integral multiple thereof) to be transferred.

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Secured Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust company or by a medallion signature guarantee from a member of a recognized medallion signature guarantee program. Notarized or witnessed signatures are not acceptable as guaranteed signatures.

The registered Holder of this Secured Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Secured Note.

Signature of Guarantor:

______________________________	______________________________
Authorized Officer	Signature of transferring registered Holder

____
Name of Institution

OPTION OF NOTE HOLDER TO ELECT PURCHASE

If you want to elect to have this Secured Note or a portion thereof repurchased pursuant to Section 6.12 of the Indenture, check the box: ☐

If the purchase is in part, indicate the portion (in denominations of U.S.$1,000 or an integral multiple thereof) to be purchased:

Your signature:

(sign exactly as your name appears on the other side of this Secured Note)

Date:

Certifying Signature: ______________________________

EXHIBIT 2

FORM OF REDEMPTION NOTICE

STELCO INC.

SECURED FLOATING RATE SECURED NOTES DUE 2016

REDEMPTION NOTICE

To: Holders of Secured Floating Rate Notes due 2016 (the "**Secured Notes**") of Stelco Inc. (the "**Corporation**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 3.04 of the First Supplemental Indenture dated as of March 31, 2006 to a Trust Indenture dated as of March 31, 2006 (collectively, the "**Indenture**") both made between the Corporation, BNY Trust Company of Canada, as Canadian trustee (the "**Canadian Trustee**") and The Bank of New York, as U.S. trustee (together with the Canadian Trustee, the "**Trustee**"), that U.S.$• principal amount of Secured Notes outstanding will be redeemed as of • (the "**Redemption Date**"), upon payment of a redemption amount of U.S.$• for each U.S.$1,000 principal amount of Secured Notes, being equal to the aggregate of (i) U.S.$1,000, (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date, and (iii) any premium (collectively, the "**Redemption Amount**").

The Redemption Amount will be payable upon presentation and surrender of the Secured Notes called for redemption at the following office of the Trustee:

Suite 1101
4 King Street West
Toronto, Ontario
M5H 1B6

The interest upon the principal amount of Secured Notes called for redemption will cease to be payable from and after the Redemption Date, unless payment of the Redemption Amount is not made on presentation for surrender of such Secured Notes at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Redemption Amount pursuant to the Indenture.

DATED:

STELCO INC.

By: ______________________________
(Authorized Officer)

53

PROVINCE NOTE LOAN AGREEMENT

Dated as of the 31st day of March, 2006

Between

STELCO INC.

and

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO AS REPRESENTED BY THE MINISTER OF FINANCE

TABLE OF CONTENTS

PROVINCE NOTE LOAN AGREEMENT

THIS AGREEMENT made the 31st day of March, 2006.

A M O N G:

STELCO INC.,

(the "**Borrower**")

- and -

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO AS REPRESENTED BY THE MINISTER OF FINANCE,

(the "**Province**")

WHEREAS the Borrower's creditors have voted in favour of, and the Ontario Superior Court of Justice (Commercial List) (the "**Court**") has approved, the Third Amended and Restated Plan of Arrangement and Reorganization of the Borrower and certain of its subsidiaries pursuant to the Companies' Creditors Arrangement Act (the "**CCAA**") (the "**CCAA Plan**");

AND WHEREAS the Province has agreed to enter into this Province Note Loan Agreement in connection with the restructuring of the Borrower including the pension plan funding arrangements as contemplated by the CCAA Plan;

NOW THEREFORE, for value received (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the meanings set forth below:

"**Actuarial Valuation Sanction**" or "**Sanction**" means, in connection with a filed Initial Actuarial Valuation, Annual Actuarial Valuation or Terminal Actuarial Valuations, one of the following:

(a) the Superintendent's advice in writing that he will not issue a Notice of Proposal; or

(b) where the Superintendent has issued a Notice of Proposal, the date such Notice of Proposal is withdrawn, a settlement in respect of such Notice of Proposal is reached, or a final decision of a tribunal or court of competent jurisdiction relating to such Notice of Proposal is rendered and the time period for initiating an appeal or further appeal has elapsed.

"**Adjusted Solvency Deficit**" for any year means the Initial Solvency Deficit, as adjusted on the basis of the Annual Actuarial Valuation up to that year, and equal to the particular plan's solvency liabilities less the market value of the assets as determined by the Annual Actuarial Valuation for that year, except that the solvency liabilities and related assets with respect to any Benefit Improvement or Wind-up Benefits will be excluded and disclosed separately.

"**Administrative Agent**" means CIT Business Credit Canada Inc. as the administrative agent, funding agent and co-lead arranger for the lenders under the Exit Facility Credit Agreement dated as of March 31, 2006 together with any of its successors and assigns.

"**Annual Actuarial Valuation**" means the actuarial valuation of each of the Stelco Main Pension Plans which shall be performed, in the absence of a Solvency Event, as at December 31 of each year for plan years 2006 to 2014 in a manner

(a) that is based on the actuarial methodology used to perform the Initial Actuarial Valuation, and without any smoothing of the assets and/or liabilities of the particular plan;

(b) which includes all experience gains and losses since the preceding valuation; and

(c) separately discloses the solvency liabilities and related assets with respect to any Benefit Improvements and Wind-up Benefits;

subject to those changes in generally accepted actuarial assumptions that are applicable at the valuation date.

"**Agreement**" means this Province Note Loan Agreement and all instruments and amendments or confirmations of it; "**hereof**", "**hereto**" and "**hereunder**" and similar expressions refer to this Agreement and not to any particular Article, Section or other subdivision of this Agreement; "**Article**", "**Section**" or other subdivision of this Agreement followed by a number refers to the specified Article, Section or other subdivision of this Agreement.

"**Applicable Securities Legislation**" means applicable securities laws (including rules, regulations, policies and instruments) in each of the Provinces of Canada.

"**Assets**" means, with respect to any Person, any property, assets and undertakings of such Person of every kind and wheresoever situate, whether now owned or hereafter acquired (and, for greater certainty, includes any equity or like interest of any Person in any other Person).

"**Assignee**" has the meaning specified in Section 7.8(3).

"**Benefit Improvement**" means an amendment to one of the Stelco Main Pension Plans (including any amendment to provide cost of living adjustments), that is effective as of a date on or after January 1, 2006, which improves the pension benefits accrued and/or accruing or being paid under the particular plan.

"**Businesses**" means:

(d) the Hamilton Steel Business;

(e) the Lake Erie Steel Business;

(f) the Hamilton Coke Business;

(g) the Lake Erie Coke Business;

(h) the HMLTN Energy Business;

(i) the Lake Erie Energy Business;

(j) the Hamilton Land Business;

(k) the Lake Erie Land Business; and

(l) the HLE Mining Business.

"**Business Day**" means any day of the year (other than any Saturday or Sunday) on which banks are open for business in Toronto, Ontario.

"**CBCA**" means the *Canada Business Corporations Act*.

"**CBCA Arrangement**" means an arrangement under the CBCA whereby the assets and businesses of Stelco Inc. are restructured to transfer, effective as of March 31st, 2006, the Businesses to the Limited Partnerships.

"**CCAA Plan**" has the meaning specified in the preamble hereto.

"**Closing Date**" means the date of this Agreement.

"**Common Shares**" means the new common shares of the Borrower delivered to creditors of the Borrower pursuant to the CCAA Plan or such shares or other securities or property into which all of the common shares are reclassified, changed or reorganized after the Closing Date.

"**Credit Party**" means the Borrower and each of the Guarantors.

"**Event of Default**" has the meaning specified in Section 6.1.

"**Fiscal Year**" shall mean the fiscal year of the Borrower ending on December 31st of each calendar year.

"**Freely Tradeable**" means, with respect to any Common Shares of the Borrower, that such Common Shares are listed on the Toronto Stock Exchange and can be traded by the holder thereof without any restriction under Applicable Securities Legislation such as hold periods and without filing a prospectus, except in the case of a trade that is a control distribution (as such term is defined in the Applicable Securities Legislation) provided that the conditions in clauses 3, 4 and 5 of subsection 2.6(3) of National Instrument 45-102, as same may be amended from time to time, are satisfied.

"**GAAP**" means generally accepted accounting principles, from time to time in effect in Canada.

"**General Partners**" means, collectively, Hamilton Coke GP, Lake Erie Coke GP, HMLTN Energy GP, Lake Erie Energy GP, Hamilton Land GP, Lake Erie Land GP, Hamilton Steel GP, Lake Erie Steel GP and HLE Mining GP.

"**Governing Authority**" means any government or governmental entity, parliament, legislature, or commission or board of any government, parliament or legislature, or any political subdivision thereof, or any court or (without limitation to the foregoing) any other Law, regulation or rule-making entity (including, without limitation, any central bank, fiscal or monetary authority or authority regulating banks or pension plans) having or purporting to have jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing (including, without limitation, any arbitrator) or any other authority charged with the administration or enforcement of applicable Laws.

"**Governmental Entity**" means any (i) federal, provincial, state, municipal, local or other government, governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

"**Guarantees**" means, collectively, each guarantee executed by any Guarantor in favour of the Province in respect of the Obligations of Borrower.

"**Guarantors**" means the General Partners and the Limited Partnerships (except for HLE Mining GP, HLE Mining Limited Partnership, HMLTN Energy GP, HMLTN Energy Limited Partnership, Lake Erie Energy GP, Lake Erie Energy Limited Partnership) and each other Person, if any, that executes a guarantee or other similar agreement in favour of the Province, by this Agreement or other documents, until such time as the Guarantee is released or terminated pursuant to the terms thereof.

"**Hamilton Coke Business**" means the business, carried on by Hamilton Coke Limited Partnership of manufacturing, sales and marketing of coke at and from the coke oven batteries and related by-product plants located at the Hamilton Facility.

"**Hamilton Coke GP**" means Hamilton Coke GP Inc., a corporation governed by the CBCA.

"**Hamilton Coke Limited Partnership**" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement dated March 1, 2006 between Hamilton Coke GP, as the general partner, and Borrower, as the initial limited partner.

"**Hamilton Facility**" means the steelmaking and processing complex, comprised of plants, buildings, equipment and other property of Hamilton Steel Limited Partnership, located at Hamilton, Ontario.

"**Hamilton Land Business**" means the business, carried on by Hamilton Land Limited Partnership, of holding, carrying, developing, selling and marketing certain real estate assets in or near Hamilton, Ontario, as more particularly described in the CBCA Arrangement.

"**Hamilton Land GP**" means Hamilton Land GP Inc., a corporation governed by the CBCA.

"**Hamilton Land Limited Partnership**" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement dated March 1, 2006 between Hamilton Land GP, as the general partner, and Borrower, as the initial limited partner.

"**Hamilton Steel Business**" means the business, carried on by Hamilton Steel Limited Partnership, of manufacturing, selling, marketing and distributing steel, and providing certain services to the Hamilton Coke Business, the HMLTN Energy Business and the Hamilton Land Business, at the Hamilton Facility.

"**Hamilton Steel GP**" means Hamilton Steel GP Inc., a corporation governed by the CBCA.

"**Hamilton Steel Limited Partnership**" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement dated March 1, 2006 between Hamilton Steel GP, as the general partner, and Borrower, as the initial limited partner.

"**HLE Mining Business**" means the mining, processing, selling, marketing and distribution of iron ore, the administration of closed coal mines and the holding, developing and administration of mining-related real estate assets.

"**HLE Mining GP**" means HLE Mining GP Inc., a corporation governed by the CBCA.

"**HLE Mining Limited Partnership**" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement March 1, 2006 between HLE Mining GP, as the general partner, and Borrower, as the initial limited partner.

"**HMLTN Energy Business**" means the business, carried on by HMLTN Energy Limited Partnership, of generating, selling, marketing and distributing energy to and from facilities to be constructed in or near Hamilton Ontario.

"**HMLTN Energy GP**" means HMLTN Energy GP Inc., a corporation governed by the CBCA.

"**HMLTN Energy Limited Partnership**" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement to be made between HMLTN Energy GP, as the general partner, and Borrower, as the initial limited partner.

"**Indemnified Person**" has the meaning specified in Section 7.7(1).

"**Initial Actuarial Valuation**" means the actuarial valuation to be performed for each of the Stelco Main Pension Plans as at December 31, 2005, in accordance with generally accepted

actuarial methods and assumptions as of the valuation date and with the general regulatory regime of the PBA, but without any smoothing of the assets and/or liabilities of the particular plan.

"**Initial Contribution**" means the $400 million aggregate contribution to be made by Stelco to the Stelco Main Pension Plans on the Closing Date.

"**Initial Solvency Deficit**" means, for each of the Stelco Main Pension Plans, the particular plan's solvency liabilities less the market value of its assets (before the allocation of the Initial Contribution), both as determined and disclosed in the Initial Actuarial Valuation.

"**Interest Payment Date**" means the date on which any interest is due and payable on the Loan, including without limitation the dates provided for in Sections 2.3(3) and 2.3(4) of this Agreement.

"**Interest Rate**" has the meaning specified in Section 2.3(1).

"**Laws**" means in respect of any Person, property, transaction or event, all applicable laws, standards, requirements, policies, approvals, statutes, ordinances, codes, guidelines, treaties, rules, regulations, by-laws and all applicable orders, Permits, judgments, injunctions, awards and decrees of any Governing Authority whether or not having the force of law.

"**Lake Erie Coke Business**" means the business, carried on by Lake Erie Coke Limited Partnership, of manufacturing, selling and marketing coke at and from the coke oven batteries and related by-product plants located at the Lake Erie Facility.

"**Lake Erie Coke GP**" means Lake Erie Coke GP Inc., a corporation governed by the CBCA.

"**Lake Erie Coke Limited Partnership**" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement dated March 1, 2006 between Lake Erie Coke GP, as the general partner, and Borrower, as the initial limited partner.

"**Lake Erie Energy Business**" means the business, carried on by Lake Erie Energy Limited Partnership, of generating, selling, marketing and distributing energy to and from facilities to be constructed in or near Nanticoke, Ontario.

"**Lake Erie Energy GP**" means Lake Erie Energy GP Inc., a corporation governed by the CBCA.

"**Lake Erie Energy Limited Partnership**" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement dated March 1, 2006 between Lake Erie Energy GP, as the general partner, and Borrower, as the initial limited partner.

"**Lake Erie Facility**" means the steelmaking and processing complex, comprised of plants, buildings, equipment and other property of Lake Erie Steel Limited Partnership, located at Nanticoke, Ontario.

"**Lake Erie Land Business**" means the business, carried on by Lake Erie Land Limited Partnership, of holding, developing, selling and marketing certain real estate assets in or near Nanticoke, Ontario, as more particularly described in the CBCA Reorganization Plan.

"**Lake Erie Land GP**" means Lake Erie Land GP Inc., a corporation governed by the CBCA.

"**Lake Erie Land Limited Partnership**" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement dated March 1, 2006 between Lake Erie Land GP, as the general partner, and Borrower, as the initial limited partner.

"**Lake Erie Steel Business**" means the business, carried on by Lake Erie Steel Limited Partnership, of manufacturing, selling, marketing and distributing steel, and providing certain services to the Lake Erie Coke Business, the Lake Erie Energy Business and the Lake Erie Land Business, at the Lake Erie Facility.

"**Lake Erie Steel GP**" means Lake Erie Steel GP Inc., a corporation governed by the CBCA.

"**Lake Erie Steel Limited Partnership**" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement dated March 1, 2006 between Lake Erie Steel GP, as the general partner, and Borrower, as the initial limited partner.

"**Limited Partnership Agreements**" means the limited partnership agreements between Borrower and each respective General Partner, establishing each respective Limited Partnership.

"**Limited Partnerships**" means Hamilton Coke Limited Partnership, Hamilton Land Limited Partnership, Hamilton Steel Limited Partnership, HLE Mining Limited Partnership, HMLTN Energy Limited Partnership, Lake Erie Coke Limited Partnership, Lake Erie Land Limited Partnership, Lake Erie Steel Limited Partnership and Lake Erie Energy Limited Partnership.

"**Loan**" means the term loan in the aggregate principal amount of $150,000,000 to be made available on the Closing Date to the Borrower by the Province under this Agreement.

"**Loan Documents**" means this Agreement, the Guarantees and all certificates executed and delivered to, or in favour of the Province in respect of this Agreement or the Loan. Any reference to this Agreement or any other Loan Document shall include all appendices, exhibits or schedules hereto or thereto and all amendments, restatements, supplements or other modifications hereto or thereto.

"**Loan Prepayment Amount**" has the meaning specified in Section 2.5.

"**Material Adverse Change**" means any event, circumstance, condition, fact, effect or other matter which has had or could reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), results of operation, properties, assets, liabilities or operations of Borrower and its Subsidiaries taken as a whole; provided that any

strike, labour disruption or development affecting capital markets generally, the Canadian or North American economy or the Canadian or international steel industry as a whole shall not constitute a Material Adverse Change.

"**Maturity Date**" means December 31, 2015, subject to Section 2.1(2).

"**New Province Warrants**" means warrants exercisable to purchase in the aggregate 851,100 Common Shares.

"**Non-Participating Pension Plan**" means, as at the relevant date, a pension plan that was a Stelco Main Pension Plan on the Closing Date but is no longer a participating pension plan under the Stelco Regulation, as the Stelco Regulation may be amended from time to time.

"**Notice of Proposal**" means a Notice of Proposal to make an order under subsection 88(2) of the PBA, issued by the Superintendent.

"**Obligations**" has the meaning specified in Section 2.1.

"**PBA**" means the *Pension Benefits Act (Ontario)*.

"**Pension Agreement**" means the agreement between the Borrower, the Limited Partnerships, the Superintendent and Her Majesty the Queen in Right of Ontario entered into in connection with the CCAA Plan with respect to the funding of the Stelco Main Pension Plans, as amended from time to time.

"**Permits**" means all permits, quotas, consents, orders, waivers, applications, authorizations, licences, certificates, approvals, registrations, rights, privileges and exemptions or the like issued or granted by any Governing Authority with respect to the Business.

"**Person**" means a natural person, partnership, corporation, company, joint stock company, trust, unincorporated association, joint venture or other entity or Governing Authority, and pronouns that have a similarly extended meaning.

"**Province Intercreditor Agreement**" means the Province Intercreditor Agreement dated the date hereof between the Borrower, certain subsidiaries of the Borrower, the Administrative Agent, the Revolving Term Agent, the Province and the Secured Notes Trustee.

"**Revolving Term Agent**" means 1685970 Ontario Inc. as Agent under the revolving term credit agreement dated as of March 31, 2006, and its successors and assigns.

"**Secured Notes Obligations**" shall have the meaning as defined in the Province Intercreditor Agreement.

"**Secured Notes Trustee**" means BNY Trust Company of Canada and The Bank of New York as co-trustees under the platform note indenture dated as March 31, 2006, and their respective successors and assigns.

"**Solvency**" means, at the relevant date, full funding of the Adjusted Solvency Deficit of each and all of the Stelco Main Pension Plans such that the Adjusted Solvency Deficit for each and all of the Stelco Main Pension Plans is not greater than zero. In determining Solvency,

assets related to Benefit Improvements and Wind-up Benefits that are in excess of the liabilities for such Benefit Improvements and Wind-up Benefits may be included.

"**Solvency Event**" means that the following have occurred as at a date prior to December 31, 2015:

(m) Stelco has filed Terminal Actuarial Valuations with the Superintendent that disclose that each and all of the Stelco Main Pension Plans have achieved Solvency; and

(n) Sanction of such Terminal Actuarial Valuations has been obtained,

and, for greater clarity, the effective date of a Solvency Event shall be the effective date of such Terminal Actuarial Valuations.

"**Stelco**" means Stelco Inc.

"**Stelco Main Pension Plans**" means (i) the Stelco Inc. and Participating Subsidiaries Retirement Plan For Salaried Employees (Registration Number 0338509), (ii) the Stelco Inc. Bargaining Unit Pension Plan for Members of United Steelworkers of America (Registration Number 0354878), (iii) the Stelco Inc. Retirement Plan for Lake Erie Steel Company Salaried Employees (Registration Number 0698753) and (iv) the Stelco Inc. Bargaining Unit Pension Plan for Lake Erie Steel Company Members of United Steelworkers of America (Registration Number 0698761), but does not include any Non-Participating Pension Plan.

"**Stelco Repayment Right**" has the meaning specified in Section 2.7.

"**Stelco Regulation**" means the new regulation, specific to the Stelco Main Pension Plans passed by the Lieutenant Governor-in-Council effective as of, and in the form that it exists on, the 31st day of March, 2006.

"**Stock**" means all shares, options, warrants, general or limited partnership interests, membership interests, joint venture interests or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or equivalent entity whether voting or non-voting, participating or non-participating, including common stock, preferred stock or any other equity security.

"**Subsidiary**" means, with respect to any Person, (a) any corporation of which an aggregate of more than sixty-six and two-thirds percent (66 2/3%) of the outstanding Stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, Stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by such Person or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of sixty-six and two-thirds percent (66 2/3%) or more of such Stock whether by proxy, agreement, operation of law or otherwise, and (b) any general partnership, limited partnership, limited liability company or any other Person in which such Person and/or one or more Subsidiaries of such Person shall have an interest (whether in the form of voting or participation in profits or capital contribution) of more than sixty-six and two-thirds percent (66 2/3%) or of which any such Person is a general partner or may exercise the

powers of a general partner. Unless the context otherwise requires, each reference to a Subsidiary shall be a reference to a Subsidiary of Borrower.

"**Superintendent**" means the Superintendent of Financial Services appointed under the *Financial Services Commission of Ontario Act*, 1997.

"**Terminal Actuarial Valuations**" means the actuarial valuations for each and all of the Stelco Main Pension Plans prepared as at the earlier of (i) December 31, 2015; or (ii) the effective date of the actuarial valuations prepared for the purpose of demonstrating that the Stelco Main Pension Plans have achieved Solvency. The actuarial valuations shall be prepared in a manner

(a) that is based on the same actuarial methodology used to perform the Initial Actuarial Valuation, and without any smoothing of the assets and/or liabilities of the particular plan;

(b) which includes all experience gains and losses since the preceding valuation; and

(c) separately discloses the solvency liabilities and related assets with respect to any Benefit Improvements and Wind-up Benefits;

subject to those changes in generally accepted actuarial assumptions that are applicable at the valuation date.

"**Terminal Valuation Sanction Date**" means the date which is sixty (60) days immediately following the last date of Sanction of any of the Terminal Actuarial Valuations, subject to Section 2.7(2).

"**Top-up Amount**" means the contributions disclosed in the Terminal Actuarial Valuations filed with the Superintendent (and which has obtained Sanction) which is required to be made into the Stelco Main Pension Plans to achieve Solvency.

"**VWAP**" means the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the specified period, calculated including only trades made on the Toronto Stock Exchange during normal trading hours (prior to 4:00 p.m. local time in Toronto, Ontario) and excluding internal trades and special Toronto Stock Exchange markers to the extent identifiable through Toronto Stock Exchange reports issued in the ordinary course.

"**VWAP Certificate**" means a certificate setting out in detail any calculation of VWAP for the purpose of delivering any Common Shares to the Province under the terms of this Agreement.

"**Wind-up Benefits**" means pension benefits and entitlements that are required to be funded under section 75 of the PBA in the event of a full or partial wind-up of any of the Stelco Main Pension Plans that are not included in the solvency liabilities used to determine the Initial Solvency Deficit or Adjusted Solvency Deficit for that plan at any valuation date.

1.2 **Interpretation**

This Agreement shall be interpreted in accordance with the following:

(a) words denoting the singular include the plural and *vice versa* and words denoting any gender include all genders;

(b) headings shall not affect the interpretation of this Agreement;

(c) references to dollars, unless otherwise specifically indicated, shall be references to Canadian Dollars;

(d) the word "including" shall mean "including without limitation" and "includes" shall mean "includes without limitation";

(e) the expressions "the aggregate", "the total", "the sum" and expressions of similar meaning shall mean "the aggregate (or total or sum) without duplication"; and

(f) in the computation of periods of time, unless otherwise expressly provided, the word "from" means "from and excluding" and the words "to" and "until" mean "to and including".

1.3 **Accounting Terms**

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP.

1.4 **Severability**

If any provision of this Agreement is, or becomes, illegal, invalid or unenforceable, such provisions shall be severed from this Agreement and be ineffective to the extent of such illegality, invalidity or unenforceability. The remainder of this Agreement shall be construed as if such provision had not been inserted, except when such construction would constitute a substantial deviation from the general intent and purposes of the parties as reflected in this Agreement. In such event, the parties shall use their best efforts to negotiate a mutually satisfactory amendment to this Agreement to circumvent such adverse construction. Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction, does not invalidate, affect or impair the remaining provisions thereof and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

1.1 **Entire Agreement**

This Agreement supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties relating to the subject matter hereof and entered into prior to the date of this Agreement.

1.2 **Waiver**

No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise

of any right under this Agreement preclude any other or further exercise thereof or the exercise of any other right; nor shall any waiver of one provision be deemed to constitute a waiver of any other provision (whether or not similar). No waiver of any of the provisions of this Agreement shall be effective unless it is in writing duly executed by the waiving party.

ARTICLE 2
LOAN

2.1 Promise to Pay

(1) Subject to Section 2.5, Section 2.6 and Section 2.7 of this Agreement, the Loan shall be repayable in full and in cash by the Borrower on the Maturity Date. The Borrower for value received, hereby promises to pay to or to the order of the Province, the maximum principal amount of $150,000,000 in lawful currency of Canada together with all unpaid and accrued interest and all costs, charges, expenses and all other amounts now or hereafter payable in accordance with the terms hereof. The principal amount owing from time to time, any interest payable thereon and all other amounts now or hereafter payable hereunder, and at any time outstanding hereunder, shall be referred to herein as the "**Obligations**".

(2) To the extent that the Secured Notes Obligations remains outstanding as of December 31, 2015, the Maturity Date of the Province Loan shall be deemed to be extended to March 31, 2016.

2.2 Use of Proceeds

The Borrower shall use the proceeds of the Loan to partially fund the Borrower's up front pension payment under the Pension Agreement.

2.3 Interest

Subject to Section 2.4, interest on the Loan:

(1) shall be payable at the rate of 1% per annum (the "**Interest Rate**") and all computations of interest shall be made by the Province on the basis of a year of 365 or 366 days, as the case may be, taking into account the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable;

(2) shall be payable until all of the Obligations are repaid in full;

(3) shall be due and payable on a semi-annual basis with the first such interest payment being due on September 30, 2006; and

(4) shall be due and payable (i)on the Maturity Date in respect of all accrued and unpaid interest to such date; and (ii) on the Terminal Valuation Sanction Date in respect of any accrued and unpaid interest to such date.

2.4 Payment of Interest in Common Shares on Interest Payment Dates

Provided no Event of Default has occurred and is continuing the Borrower may, on any Interest Payment Date make the interest payment then due by delivering Freely Tradeable Common Shares to the Province at the twenty (20) day VWAP ending five (5) trading days prior to such Interest Payment Date, provided that the Borrower shall notify the Province in writing at least five (5) Business Days before any such proposed payment of interest which notice shall be irrevocable and bind the Borrower to make such payment in accordance with this Section. For greater certainty, to the extent there is an Event of Default which occurs pursuant to Section 6.1(1)(g) or 6.1(1)(h) of this Agreement whether or not such Event of Default is still continuing, the Borrower shall have no rights to make any payments under this Section by delivering Common Shares.

2.5 Prepayment Right

The Borrower may at any time before the Maturity Date prepay, in cash only, the whole or any part of the Loan then outstanding without penalty or bonus, upon and subject to the following conditions:

(a) each time that the Borrower prepays any portion of the Loan (the "**Loan Prepayment Amount**"), the Borrower shall pay to the Province in cash all accrued and unpaid interest payable under this Agreement on the Loan Prepayment Amount up to the date of prepayment; and

(b) the Borrower shall notify the Province at least five (5) Business Days before any proposed date of prepayment which notice shall be irrevocable and bind the Borrower to make such prepayment in accordance with this Section.

2.6 Repayment of Loan in Common Shares

Provided no Event of Default has occurred and is continuing, the Borrower may, on the Maturity Date, or the Terminal Valuation Sanction Date, as applicable, repay the whole or any part of the Loan by delivering Freely Tradeable Common Shares to the Province at the twenty (20) day VWAP ending five (5) trading days prior to the date of the repayment of the Loan in accordance with this Agreement, provided that the Borrower shall notify the Province in writing at least five (5) Business Days before any such proposed repayment of the Loan which notice shall be irrevocable and bind the Borrower to make such repayment in accordance with this Section. For greater certainty, to the extent there is an Event of Default which occurs pursuant to Section 6.1(1)(g) or 6.1(1)(h) of this Agreement, whether or not such Event of Default is still continuing, the Borrower shall have no rights to make any payments under this Section by delivering Common Shares.

2.7 Stelco Repayment Right

(1) The Borrower may repay the principal amount outstanding under the Loan at a seventy-five per cent (75%) discount to the outstanding principal amount of the Loan as at the repayment date in full satisfaction of the Loan (the "**Stelco Repayment Right**") in either of the following circumstances:

(a) At any time on or prior to December 31. 2015, provided that:

(i) A Solvency Event has occurred for each and all of the Stelco Main Pension Plans;

(ii) Any Non-Participating Pension Plan has achieved solvency, calculated on a basis substantially similar to Solvency in respect of the Stelco Main Pension Plans, based on an actuarial valuation prepared in a manner consistent with a Terminal Actuarial Valuation;

(iii) No Event of Default has occurred and is continuing;

(iv) All interest accrued on the Loan up to the date of repayment of the Loan has been paid in accordance with this Agreement;

(v) All reasonable costs of the Province have been paid in accordance with this Agreement;

(vi) The Borrower repays 25% of the principal obligations outstanding under the Loan on or before the Terminal Valuation Sanction Date;

(vii) Any required Top-Up Amounts in respect of each and all of the Stelco Main Pension Plans have been paid on or before the Terminal Valuation Sanction Date; and

(viii) Any amount required to permit a Non-Participating Pension Plan to achieve solvency, on the basis set out in (a)(ii) above and in a manner consistent with a Terminal Actuarial Valuation, has been paid on or before the Terminal Valuation Sanction Date.

(b) If the Loan has not been repaid before December 31, 2015, the Stelco Repayment Right shall be available until the later of the Maturity Date and the Terminal Valuation Sanction Date in respect of each and all of the Stelco Main Pension Plans if:

(i) No Event of Default has occurred and is continuing;

(ii) The Borrower, on or before December 31, 2015, provides to the Province an Officer's Certificate, executed by the Chief Executive Officer and the Chief Financial Officer, confirming that:

(c) The Borrower has the financial ability and sufficient monies to pay an amount equal to the Borrower's estimated Top-Up Amounts for each and all of the Stelco Main Pension Plans; and

(d) The Borrower has the good faith intention to pay each and all of the Borrower's estimated Top-Up Amounts in order to achieve the Solvency of each and all of the Stelco Main Pension Plans; and

(iii) All interest accrued on the Loan up to the date of repayment of the Loan has been paid in accordance with this Agreement;

(iv) All reasonable costs of the Province have been paid in accordance with this Agreement;

(v) The Borrower pays 25% of the principal obligations outstanding under the Loan on or before the Maturity Date;

(vi) Any required Top-Up Amounts in respect of each and all of the Stelco Main Pension Plans have been paid on or before the Terminal Valuation Sanction Date; and

(vii) Any amount required to permit a Non-Participating Pension Plan to achieve solvency, on the basis set out in (a)(ii) above and in a manner consistent with a Terminal Actuarial Valuation, has been paid on or before the Terminal Valuation Sanction Date.

(2) Any dispute with respect to whether a Non-Participating Pension Plan has achieved solvency will be submitted to arbitration pursuant to the *Arbitration Act, 1991* (the "**Arbitration Decision**"). The Terminal Valuation Sanction Date shall be deemed to be extended until the date which is sixty (60) days immediately following the date of any final Arbitration Decision relating to any Non-Participating Pension Plans.

2.8 <u>Payments under this Agreement</u>

(1) Unless otherwise expressly provided in this Agreement, the Borrower shall make any cash payment required to be made by it to the Province by depositing the amount of the payment into an account specified by the Province not later than 1:00 p.m. (Toronto time) on the date the payment is due and where Borrower has elected to make a payment hereunder by way of Common Shares, the Borrower shall deliver such Common Shares of the Borrower to the Province by no later than 9:30 a.m. (Toronto time) on the date any payment is required to be made.

(2) Whenever any payment is stated to be due on a day which is not a Business Day, then such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of interest.

(3) All payments under this Agreement shall be made without set-off or counterclaim.

(4) Any interest or principal payments under this Agreement by way of Common Shares shall also require the delivery to the Province of a VWAP Certificate concurrently with making any such payments by way of Common Shares.

2.9 <u>Application of Payments and Prepayments</u>

All amounts received by the Province from or on behalf of the Borrower and not previously applied pursuant to this Agreement shall be applied by the Province as follows (i) first, in reduction of the Borrower's obligation to pay any claims or losses referred to in Section 7.7, (ii) second, in reduction of the Borrower's obligation to pay any amounts due and owing on account of the Loan, (iii) third, in reduction of any other obligation of the Borrower under this Agreement,

and (iv) fourth, to the Borrower or such other Persons as may lawfully be entitled to or directed to receive the remainder.

ARTICLE 3
CONDITIONS PRECEDENT TO LOAN

3.1 Conditions Precedent to Loan

The obligation of the Province to make the Loan is subject to the condition precedent that the Borrower shall have delivered to the Province, on or before the Closing Date, the following documents, in form and substance satisfactory to the Province and its counsel, and dated as of a date satisfactory to the Province and its counsel:

(a) delivery and execution of Guarantees by the Guarantors in respect of the Obligations under this Agreement;

(b) a certified copy of (i) the charter documents and by-laws (if applicable) of the Borrower and the Guarantors; (ii) the resolutions of the board of directors or the shareholders, as the case may be, of the Borrower and the Guarantors approving the entering into of this Agreement, the Loan, the Guarantees and the completion of all transactions contemplated thereunder; and (iii) all other instruments evidencing necessary corporate or limited partnership action of the Borrower and the Guarantors;

(c) a certificate of the secretary or an assistant secretary of the Borrower and the Guarantors certifying the names and true signatures of its officers authorized to sign this Agreement and the Guarantees;

(d) a certificate of status, compliance, good standing or like certificate with respect to the Borrower and the Guarantors issued by the appropriate government official in the jurisdiction of its incorporation;

(e) favourable opinions of counsel to the Borrower and Guarantors as counsel to the Province may require in respect of the Borrower entering into this Agreement and the Loan, the Guarantors executing the Guarantees and the completion of the transactions contemplated thereunder;

(f) delivery of the New Province Warrants to the Province; and

(g) delivery and execution of the Pension Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties

The Borrower represents and warrants on its behalf and on behalf of the Guarantors, to the Province, acknowledging and confirming that the Province is relying thereon without independent inquiry in entering into this Agreement and providing the Loan hereunder, that, as of the Closing Date:

(1) Corporate Existence; Compliance with Law. Each Credit Party (a) is a corporation or a limited partnership, as the case may be, in each case, duly incorporated or formed, and, duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization; (b) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification; (c) has the requisite power and authority and the legal right to own, operate its properties, to lease the property it operates under lease and to conduct its business as now, heretofore and proposed to be conducted; (d) has all material licenses, permits, consents or approvals from or by, and has made all material filings with, and has given all material notices to, all Governmental Entities having jurisdiction, to the extent required for such ownership, operation and conduct; and (e) is in compliance in all material respects with its constating documents and bylaws.

(2) Corporate Name. The corporate name or limited partnership name, as the case may be, (in each case, as it appears in its constating documents and other official filings in the jurisdiction of each existence, incorporation, formation or organization, as applicable) and trade name of each Credit Party, the jurisdiction of incorporation or formation of each Credit Party is as set forth in Schedule A.

(3) Corporate Power, Authorization, Enforceable Obligations. The execution, delivery and performance by each Credit Party of the Loan Documents to which such Credit Party is a party: (a) are within such Person's power; (b) have been duly authorized by all necessary corporate or other action; (c) do not and will not contravene any provision of such Person's constating documents; (d) do not and will not violate any law or regulation, or any order, decree, judgment, injunction, writ, decision, ruling or award of any court or Governmental Entity; (e) do not and will not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Person is a party or by which such Person or any of its property is bound which could reasonably be expected to result in a Material Adverse Change; (g) do not and will not require the authorization, consent or, the giving of notice to, the filing of or registration with, or approval of any Governmental Entity or any other Person, including, without limitation, any order, permit, waiver, exemption, authorization and approval of any Governmental Entity all of which will have been duly obtained, made or complied with prior to the Closing Date, except those where the failure to make or obtain such authorization, consent, notice, filing, registration or approval could not reasonably be expected to result in a Material Adverse Change. Each of the Loan Documents shall be duly executed and delivered by each Credit Party that is a party thereto and each such Loan Document shall constitute a legal, valid and binding obligation of such Credit Party enforceable against it in accordance with its terms, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by principles of equity.

(4) Ownership of Property. Each Credit Party has good, valid and marketable title to, and legal and beneficial ownership of, all of its property and assets.

(5) Guarantors and Limited Partnerships; Outstanding Shares and Indebtedness. (I) The authorized capital of each of the General Partners, the number and type of Shares issued by

it, together with the holder of such Shares and the percentage of such Shares held by each such holder, is set forth on Schedule A. All of such Shares have been duly issued and are outstanding as fully paid and non-assessable, and the persons so listed on Schedule A as the owners of such Shares are the registered and beneficial owner thereof with a good title thereto. (II) The limited partnership interests of each of the Limited Partnerships are divided into the number of units as specified in Schedule A, and Schedule A also specifies the number of units issued by each such Limited Partnership, the holder of such units and the percentage of such units held by each such holder. All of such units have been validly issued in accordance with each respective Limited Partnership Agreement, and the persons so listed on Schedule A as the holders of such units are the registered and beneficial owners thereof with a good title thereto. (III) There are no outstanding rights to purchase, options, warrants or similar rights or agreements pursuant to which any Credit Party may be required to issue, sell, repurchase or redeem any of its Shares or other equity securities or any Shares or other equity securities of any Subsidiary except as set forth in Schedule A. (IV) Schedule A describes all indebtedness or guaranteed indebtedness of each the Borrower, the General Partners and the Limited Partnerships as at the Closing Date for (excluding any indebtedness or guaranteed indebtedness in respect of (x) the Loan, (y) any of the obligations owed to any of the beneficiaries of the Province Intercreditor Agreement, or (z) any obligations owed to the Borrower, any of the General Partners or Limited Partnerships or any other entity in which the Borrower has, directly or indirectly, at least a 50% ownership interest) (i) borrowed money, (ii) all reimbursement and other obligations with respect to letters of credit, bankers' acceptances and surety bonds, whether or not matured, (iii) all obligations evidenced by notes, bonds, debentures or similar instruments, (iv) all obligations under speculative commodity purchase or option agreements or other commodity price hedging arrangements, in each case whether contingent or matured, and (v) all obligations under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter the risks arising from fluctuations in currency values or interest rates, in each case whether contingent or matured.

(6) Books and Records. All books and records of the Borrower have been fully, properly and accurately kept and completed in accordance with GAAP and there are no material inaccuracies or discrepancies contained or reflected therein.

ARTICLE 5
COVENANTS OF THE BORROWER

5.1 Affirmative Covenants

So long as any amount owing hereunder remains unpaid or the Borrower has any obligation under this Agreement, and unless consent is given in accordance with Section 7.1, then, from and after the Closing Date, the Borrower shall:

(1) Reporting Requirements. Prepare (in accordance with GAAP) and deliver to the Province, in a form satisfactory to the Province, acting reasonably:

(a) as soon as practicable and in any event within 120 days after the end of each Fiscal Year of the Borrower (commencing with the Fiscal Year ending in December 2005), the audited consolidated annual financial statements of the Borrower as at the end of such Fiscal Year, including a balance sheet, a statement of income and retained

earnings and a statement of changes in financial position for such Fiscal Year, which financial statements shall be audited and the unaudited balance sheet on an unconsolidated basis of the Borrower; and

(b) promptly upon request such other information respecting the condition or operations, financial or otherwise, of the business of any of the Borrower or any of the Guarantors, as the Province may from time to time reasonably request, subject to any reasonable confidentiality restrictions of the Borrower.

(2) Corporate Existence. Preserve and maintain and cause each Guarantor to preserve and maintain its corporate existence and its rights (charter and statutory) and all agreements, licenses, operators, contracts, franchises and other arrangements necessary to carry on its Business, except where non-compliance with the foregoing could not reasonably be expected to result in a Material Adverse Change.

(3) Compliance with Laws Generally; Compliance with Pension Obligations. (i) The Borrower shall and shall cause each Guarantor to comply in all material respects with all applicable Laws and decrees, and agreements, licences, authorizations and permits material to the operation of the business of such Guarantor; (ii) the Borrower shall make or shall cause to be made, all contributions or other payments required to be made to the Stelco Main Pension Plans under the Stelco Regulation and other applicable Laws and the Pension Agreement in accordance with the terms thereof when due.

(4) Pay all Obligations. Pay all Obligations owing hereunder on the dates, at the times, in the manner and at the places specified in this Agreement.

(5) Keeping of Books. Keep and cause each Guarantor to keep proper books of record and account, in which proper entries shall be made of all financial transactions involving its Assets and Business in accordance with GAAP.

(6) Use of Proceeds. Use the proceeds of the Loan only for the purposes specified in Section 2.2.

(7) Listing. The Borrower shall use commercially reasonable efforts to ensure that the Common Shares are listed and posted for trading on the Toronto Stock Exchange, and shall use commercially reasonable efforts to maintain such listing and posting for trading of the shares on the Toronto Stock Exchange and to maintain the Borrower's status as a "reporting issuer" not in default of Applicable Securities Legislation.

(8) Further Assurances. At the Borrower's cost and expense, duly execute and deliver or cause to be duly executed and delivered to the Province such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Province to carry out more effectually the provisions and purposes of this Agreement.

(9) Guarantees. The Borrower shall cause any future Subsidiary to which any material portion of the Assets or property of Hamilton Steel LP or Lake Erie Steel LP are transferred or assigned to execute a Guarantee in favour of the Province with respect to the Obligations upon such Person becoming a Subsidiary of Stelco, provided that the Guarantee shall be

substantially in the same form as the Guarantee provided on the Closing Date by the Guarantors.

5.2 Negative Covenants

So long as any amount owing hereunder remains unpaid or the Borrower has any obligation under this Agreement, and unless written consent is given in accordance with this Agreement:

(1) Business. The Borrower shall not, and shall cause each of the other Guarantors not to, make any changes in any of its business objectives, purposes or operations that could reasonably be expected to adversely affect the repayment of any of the Obligations or could reasonably be expected to have or result in a Material Adverse Change.

(2) Fiscal Year. Neither the Borrower nor any of the Guarantors shall change its Fiscal Year.

ARTICLE 6
EVENTS OF DEFAULT

6.1 Events of Default

(1) Subject to Section 6.1(2), if any one of the following events (each an "**Event of Default**") occurs and is continuing:

(a) Borrower fails to pay the Loan when due and such default continues for a period of five (5) days;

(b) Borrower fails to pay any interest due on the Loan when due and such default continues for a period of thirty (30) days;

(c) any material representation or warranty or certification made or deemed to be made by the Borrower in this Agreement shall prove to have been incorrect in any material respect when made or deemed to be made and which has not been cured within thirty (30) days;

(d) Borrower shall fail to perform, observe or comply with any of the covenants contained in Section 5.1 of this Agreement in a material way and such default continues for a period of thirty (30) days;

(e) Borrower or any Guarantor fails to meet any of its material obligations under the Pension Agreement and such default continues for a period of thirty (30) days;

(f) Borrower or any Guarantor breaches in a material way the Stelco Regulation and such breach continues for a period of thirty (30) days;

(g) Borrower or any Guarantor shall: (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, administrator, trustee, liquidator or other similar official for itself or for all or any material part of its Assets; (ii) generally not pay its debts as such debts become due or admit in writing its inability to pay its debts generally, or declare any general moratorium on its indebtedness; (iii)

make a general assignment for the benefit of creditors or a proposal under the United States Bankruptcy Code, the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or the *Winding-up and Restructuring Act* (Canada) or a similar Law of any applicable jurisdiction; (iv) institute any proceeding seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, dissolution, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, insolvency, reorganization, relief or protection of debtors; or (v) take any corporate action to authorize any of the actions described in the foregoing; or

(h) any proceeding against either the Borrower or any Guarantor has been commenced to: (i) adjudicate it a bankrupt or insolvent; (ii) result in the liquidation, dissolution, winding-up, reorganization, arrangement, adjustment, protection or relief or composition of it or its Debts under any statute, rule or regulation relating to bankruptcy, insolvency, reorganization, relief or protection of debtors; or (iii) result in the appointment of a receiver, custodian, administrator, trustee, liquidator or other similar official for it or for all or any material part of its Assets, and, in each case, such proceeding remains undismissed or unstayed for a period of thirty (30) days or any of the actions sought in such proceeding shall occur;

then the Province may declare the Loan and all other amounts payable under this Agreement to be immediately due and payable, without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Borrower. Notwithstanding the foregoing, if an Event of Default set out in Section 6.1(g) or (h) occurs (subject to Section 6.1(2), then without prejudice to the other rights of the Province as a result of any such event, without any notice or action of any kind by the Province, and without presentment, demand or protest, the Loan shall immediately become due and payable.

(2) Any event described in Section 6.1(1) with respect to a Guarantor is only an Event of Default if the Guarantor owns a material portion of the Assets of the Borrower on a consolidated basis.

6.2 Remedies Upon Default

(1) Upon a declaration that the Loan is immediately due and payable in cash pursuant to Section 6.1, the Province may, subject to the terms of the Province Intercreditor Agreement, commence such legal action or proceedings as it, in its sole discretion, deems expedient, all without any additional notice, presentation, demand, protest, notice of dishonour, entering into of possession of any property or assets, or any other action or notice, all of which are expressly waived by the Borrower.

(2) The failure to exercise the option to accelerate the maturity of this Agreement upon the happening of any one or more of the Events of Default shall not constitute a waiver of the right of the Province, subject to the terms of the Province Intercreditor Agreement, to exercise the same or any other option at that time or at any subsequent time with respect to such or any other Event of Default.

(3) The rights and remedies of the Borrower under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights or remedies.

(4) The acceptance by the Province of any payment under this Agreement which is less than payment in full of all amounts due and payable at the time of such payment shall not (a) constitute a waiver of or impair, reduce, release or extinguish any remedy of the Province or the rights of the Province to exercise the foregoing option or any other option granted to the Province in this Agreement or (b) impair, reduce, release, extinguish or adversely affect the obligations of the Borrower under this Agreement.

ARTICLE 7
GENERAL

7.1 Amendments, etc.

No amendment or waiver of any provision of any of this Agreement, nor consent to any departure by the Borrower or any other Person from such provisions, is effective unless in writing and approved by the parties hereto. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given.

7.2 Waiver

No failure on the part of the Province to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise of such right or the exercise of any other right.

7.3 Evidence of Funded Debt

The indebtedness of the Borrower shall be evidenced by the records of the Province which shall constitute *prima facie* evidence of such indebtedness, absent manifest error.

7.4 Notices, etc.

Any notice, direction or other communication to be given under this Agreement shall, except as otherwise permitted, be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(i) to the Borrower at:

Stelco Inc.
386 Wilcox Street
P.O. Box 2030
Hamilton, Ontario
L8L 8K5

Attention: Chief Financial Officer

Facsimile: 905-308-7002

(ii) to the Province at:

Minister of Finance
Ministry of Finance
7 Queen's Park Crescent, 7th Floor
Toronto, Ontario
M7A 1Y7

Telephone: 416-325-0400
Facsimile: 416-325-0374

and

Chief Executive Officer
Ontario Financing Authority
1 Dundas St. W., 14th Floor
Toronto, Ontario|
M5G 1Z3

Telephone: 416-325-8001
Facsimile: 416-325-8005

Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time), otherwise on the next Business Day, (ii) transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the party at its changed address.

7.5 **Interest on Accounts**

Except as may be expressly provided otherwise in this Agreement, all amounts owed by the Borrower to the Province which are not paid when due (whether at stated maturity, on demand, by acceleration or otherwise) shall (to the extent permitted by Law) bear interest (both before and after default and judgment), from the date on which such amount is due until such amount is paid in full, payable on demand, at a rate per annum equal at all times to the sum of 8% per annum.

7.6 **No Set-Off**

The Borrower agrees that it shall have no rights of set-off or counterclaim with respect to the principal and interest on the Loan at any time when any payment of, or in respect of, such amounts to the Province is otherwise required to be paid under this Agreement.

7.7 **Costs, Expenses and Indemnity**

(1) The Borrower shall indemnify and hold the Province and its employees and agents (each an "**Indemnified Person**") harmless from, and shall pay to such Indemnified Person on demand

any amounts required to compensate the Indemnified Person for, any claim or loss suffered by, imposed on, or asserted against, the Indemnified Person as a result of, connected with or arising out of (i) the preparation, execution and delivery of, preservation of rights under, enforcement of, or refinancing, renegotiation or restructuring of, this Agreement and any related amendment, waiver or consent, (ii) any advice of counsel as to the rights and duties of the Province with respect to the administration of the Loan, (iii) a default (whether or not constituting an Event of Default) by the Borrower hereunder, and (iv) any proceedings brought against the Indemnified Person due to its entering into of this Agreement.

(2) The provisions of this Section 7.7 shall survive the termination of this Agreement and the repayment of the Loan. The Borrower acknowledges that neither its obligation to indemnify nor any actual indemnification by it of the Province or any other Indemnified Person in respect of such Person's losses for the legal fees and expenses shall in any way affect the confidentiality or privilege relating to any information communicated by such Person to its counsel.

7.8 **Confidentiality**

The Province and Stelco will not disclose to anyone or use for any purpose other than the purpose contemplated by this Agreement any confidential information obtained by either the Province or Stelco pursuant hereto and will hold such information in the strictest confidence.

7.9 **Successors and Assigns**

(1) This Agreement shall become effective when executed by the Borrower and the Province and after that time shall be binding upon and enure to the benefit of the Borrower and its respective successors and permitted assigns.

(2) The Borrower shall not have the right to assign its rights or obligations under this Agreement or any interest in this Agreement without the prior consent of the Province, which consent may be arbitrarily withheld.

(3) The Province may assign all or any part of its interest in the Loan to an assignee (an "**Assignee**") without any requirement for notice to, or consent of, the Borrower or any other Person provided that any assignee is not a competitor of Stelco or any of the Guarantors and provided that such Assignee shall agree to be bound by the Province Intercreditor Agreement and further provided that if the Borrower exercised its option under either Section 2.4 or 2.6 to deliver Common Shares, such assignment would not require the Borrower to qualify or register the issuance of such Common Shares for distribution in, or make any notice or other filing in, any jurisdiction other than the provinces or territories of Canada. Upon an assignment, the Assignee shall have the same rights and benefits and be subject to the same limitations under this Agreement as it would have if it were the Province, provided that no Assignee shall be entitled to receive any greater payment, on a cumulative basis, pursuant to Section 7.7 than the Province which granted the assignment would have been entitled to receive.

(4) The Borrower shall provide such certificates, acknowledgments and further assurances in respect of this Agreement and the Loan as the Province may reasonably require in

connection with any assignment, pursuant to this Section 7.9, subject to the Borrower being satisfied with the form of such documents, acting reasonably.

(5) In the case of an assignment, the Province shall deliver to the Borrower and the Borrower shall execute an assignment and assumption agreement pursuant to which the Assignee agrees to be bound by all the terms and conditions of this Agreement, all as if the Assignee had been an original party, subject to the Borrower being satisfied with the form of such documents, acting reasonably.

(6) Any assignment pursuant to this Section 7.9 will not constitute a repayment by the Borrower to the assigning or granting holder of the Loan nor a new loan to the Borrower by the Province or by the Assignee and the parties acknowledge that the Borrower's obligations with respect to the Loan will continue and will not constitute new obligations.

7.10 Governing Law

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The Borrower hereby irrevocably consents and submits to the non-exclusive jurisdiction of the Ontario Court (General Division) and waives any objection based on venue or forum non convenient with respect to any action commenced in connection with this Agreement.

7.11 Counterparts

This Agreement may be executed in any number of counterparts (including by way of facsimile) and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

7.12 Language Clause

The parties hereto have expressly agreed that this Agreement and all other Credit Documents be executed in the English language. *Les parties ont expressément convenu que la présente convention et tous les autres documents de crédit soient rédigés dans la langue anglaise.*

7.13 Conflict of Terms

In the event of a conflict between the terms of this Agreement and the terms of any Guarantee, the terms of this Agreement shall prevail to the extent of such conflict, provided that should either the terms of this Agreement or any Guarantee conflict with the Province Intercreditor Agreement, the Province Intercreditor Agreement shall prevail to the extent of such conflict.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above written.

STELCO INC.

Per: ______________________

Courtney Pratt
President and Chief Executive Officer

Per: ______________________

William E. Vaughan
Senior Vice President – Finance and
Chief Financial Officer

I/We have authority to bind the
Corporation

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO AS REPRESENTED BY THE MINISTER OF FINANCE

Per: ______________________

Hon. Dwight Duncan
Minister of Finance

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above written.

STELCO INC.

Per: ____________________________

Courtney Pratt
President and Chief Executive Officer

Per: ____________________________

William E. Vaughan
Senior Vice President – Finance and Chief Financial Officer

I/We have authority to bind the Corporation

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO AS REPRESENTED BY THE MINISTER OF FINANCE

Per: ____________________________

Hon. Dwight Duncan
Minister of Finance

SCHEDULE A

4.1(2) – Corporate Names and Jurisdiction of Incorporation/Formation

1. Stelco Inc.

Corporate Name/Trade Name

Stelco Inc.

Jurisdiction of Formation

Canada

2. Hamilton Coke Limited Partnership

Corporate Name/Trade Name

Hamilton Coke Limited Partnership

Jurisdiction of Formation

Ontario

3. Lake Erie Coke Limited Partnership

Corporate Name/Trade Name

Lake Erie Coke Limited Partnership

Jurisdiction of Formation

Ontario

4. Hamilton Land Limited Partnership

Corporate Name/Trade Name

Hamilton Land Limited Partnership

Jurisdiction of Formation

Ontario

5. Lake Erie Land Limited Partnership

Corporate Name/Trade Name

Lake Erie Land Limited Partnership

Jurisdiction of Formation

Ontario

6. Hamilton Steel Limited Partnership

Corporate Name/Trade Name

Hamilton Steel Limited Partnership

Jurisdiction of Formation

Ontario

7. Lake Erie Steel Limited Partnership

Corporate Name/Trade Name

Lake Erie Steel Limited Partnership

Jurisdiction of Formation

Ontario

8. Hamilton Coke GP Inc.

Corporate Name/Trade Name

Hamilton Coke GP Inc.

Jurisdiction of Formation

Canada

9. Lake Erie Coke GP Inc.

Corporate Name/Trade Name

Lake Erie Coke GP Inc.

Jurisdiction of Formation

Canada

10. Hamilton Land GP Inc.

Corporate Name/Trade Name

Hamilton Land GP Inc.

Jurisdiction of Formation

Canada

11. Lake Erie Land GP Inc.

Corporate Name/Trade Name

Lake Erie Land GP Inc.

Jurisdiction of Formation

Canada

12. Hamilton Steel GP Inc.

Corporate Name/Trade Name

Hamilton Steel GP Inc.

Jurisdiction of Formation

Canada

13. Lake Erie Steel GP Inc.

Corporate Name/Trade Name

Lake Erie Steel GP Inc.

Jurisdiction of Formation

Canada

4.1(5)(I) – Authorized Capital (General Partners)

Subsidiary	Authorised Capital	Issued Capital	Holder	% held
Hamilton Steel GP Inc.	An unlimited number of common shares and an unlimited number of preference shares	Two common shares	Stelco Inc.	100
Lake Erie Steel GP Inc.	An unlimited number of common shares and an unlimited number of preference shares	Two common shares	Stelco Inc.	100
Hamilton Coke GP Inc.	An unlimited number of common shares and an unlimited number of preference shares	Two common shares	Stelco Inc.	100
Lake Erie Coke GP Inc.	An unlimited number of common shares and an unlimited number of preference shares	Two common shares	Stelco Inc.	100
Hamilton Land GP Inc.	An unlimited number of common shares and an unlimited number of preference shares	Two common shares	Stelco Inc.	100
Lake Erie Land GP Inc.	An unlimited number of common shares and an unlimited number of preference shares	Two common shares	Stelco Inc.	100
HMLTN Energy GP Inc.	An unlimited number of common shares and an unlimited number of preference shares	Two common shares	Stelco Inc.	100

Lake Erie Energy GP Inc.	An unlimited number of common shares and an unlimited number of preference shares	Two common shares	Stelco Inc.	100
HLE Mining GP Inc.	An unlimited number of common shares and an unlimited number of preference shares	Two common shares	Stelco Inc.	100

4.1(5)(II) – Authorized Capital (Limited Partnership Interests)

Limited Partnership	Number of units Limited Partnership may issue	Unitholders, type and number of units held and percentage of total issued units
Hamilton Steel Limited Partnership	One general partner unit designated as a "GP Unit" and an unlimited number of Class A limited partner units designated as "Class A Units"	Hamilton Steel GP Inc. (1 GP Unit) (100%) Stelco Inc. (1 Class A Unit) (100%)
Lake Erie Steel Limited Partnership	One general partner unit designated as a "GP Unit" and an unlimited number of Class A limited partner units designated as "Class A Units"	Lake Erie Steel GP Inc. (1 GP Unit) (100%) Stelco Inc. (1 Class A Unit) (100%)
Hamilton Coke Limited Partnership	One general partner unit designated as a "GP Unit" and an unlimited number of Class A limited partner units designated as "Class A Units"	Hamilton Coke GP Inc. (1 GP Unit) (100%) Stelco Inc. (1 Class A Unit) (100%)
Lake Erie Coke Limited Partnership	One general partner unit designated as a "GP Unit" and an unlimited number of Class A limited partner units designated as "Class A Units"	Lake Erie Coke GP Inc. (1 GP Unit) (100%) Stelco Inc. (1 Class A Unit) (100%)
Hamilton Land Limited Partnership	One general partner unit designated as a "GP Unit" and an unlimited number of Class A limited partner units designated as "Class A Units"	Hamilton Land GP Inc. (1 GP Unit) (100%) Stelco Inc. (1 Class A Unit) (100%)

Lake Erie Land Limited Partnership	One general partner unit designated as a "GP Unit" and an unlimited number of Class A limited partner units designated as "Class A Units"	Lake Erie Land GP Inc. (1 GP Unit) (100%) Stelco Inc. (1 Class A Unit) (100%)
HMLTN Energy Limited Partnership	One general partner unit designated as a "GP Unit" and an unlimited number of Class A limited partner units designated as "Class A Units"	HMLTN Energy GP Inc. (1 GP Unit) (100%) Stelco Inc. (1 Class A Unit) (100%)
Lake Erie Energy Limited Partnership	One general partner unit designated as a "GP Unit" and an unlimited number of Class A limited partner units designated as "Class A Units"	Lake Erie Energy GP Inc. (1 GP Unit) (100%) Stelco Inc. (1 Class A Unit) (100%)
HLE Mining Limited Partnership	One general partner unit designated as a "GP Unit" and an unlimited number of Class A limited partner units designated as "Class A Units"	HLE Mining GP Inc. (1 GP Unit) (100%) Stelco Inc. (1 Class A Unit) (100%)

4.1(5)(III) - Rights to Purchase, Options, Warrants

New Warrants (as defined in the CCAA Plan)

New Province Warrants

Agreements in favour of, and/or stock option plans for, directors, officers and/or employees of any Credit Party to purchase Common Shares of the Borrower

4.1(5)(IV) – Guaranteed Indebtedness

Stelco Inc.

Description of Guaranteed Indebtedness	Description of Indebtedness
Tolling Agreement dated March 14, 1997 between Lake Erie Steel Company Ltd. and Lake Erie Slab Company	Indebtedness constituted by the Stelco Banking Services Agreement (as defined in the Initial CCAA Order)

54

RECEIVED

TO: **CIT BUSINESS CREDIT CANADA INC.**
as "ABL Agent"

and

1685970 ONTARIO INC.
as "Term Agent"

and

BNY TRUST COMPANY OF CANADA AND
THE BANK OF NEW YORK
as "Secured Notes Trustees"

FROM: **HER MAJESTY THE QUEEN IN RIGHT OF THE**
PROVINCE OF ONTARIO
AS REPRESENTED BY THE MINISTER OF FINANCE
as "Province"

PROVINCE INTERCREDITOR AGREEMENT

March 31, 2006

TABLE OF CONTENTS

PROVINCE INTERCREDITOR AGREEMENT

THIS ACKNOWLEDGEMENT, dated as of the 31st day of March, 2006, is made by Her Majesty The Queen in the Right of the Province of Ontario in its capacity as lender under the Province Credit Documents (as hereafter defined) (the "**Province**") in favour of CIT Business Credit Canada Inc., in its capacity as administrative agent for itself and the lenders from time to time party to the ABL Credit Agreement (as hereinafter defined) (the "**ABL Agent**"), 1685970 Ontario Inc. in its capacity as agent for itself and the lenders from time to time party to the Term Credit Agreement (as hereinafter defined) (the "**Term Agent**"), BNY Trust Company of Canada and The Bank of New York, as co-trustees under the Secured Notes Trust Indenture (as hereinafter defined) (the "**Secured Notes Trustees**"), regarding certain obligations of Stelco Inc., as borrower (the "**Borrower**"), Hamilton Steel Limited Partnership, Hamilton Steel GP Inc., Lake Erie Steel Limited Partnership, Lake Erie Steel GP Inc., Hamilton Coke Limited Partnership, Hamilton Coke GP Inc., Lake Erie Coke Limited Partnership, Lake Erie Coke GP Inc., HMLTN Energy Limited Partnership, HMLTN Energy GP Inc., Lake Erie Energy Limited Partnership, Lake Erie Energy GP Inc., HLE Mining Limited Partnership, HLE Mining GP Inc., Hamilton Land Limited Partnership, Hamilton Land GP Inc., Lake Erie Land Limited Partnership, Lake Erie Land GP Inc., CHT Steel Company Inc., 6076483 Canada Inc., Welland Pipe Ltd., 6076475 Canada Inc., Stelpipe Ltd., Stelcam Holdings Inc., Camrose Tubes Limited, Commercial Distribution Services, Inc., Stelco Holding Company, Ontario Hibbing Company, Stelco Coal Company, Chisholm Coal Company, Ontario Eveleth Company, Stelco Erie Corporation, Kanawha Coal Company, Ontario Coal Company, Ontario Tilden Company and Stelco USA, Inc. (collectively, the "**Guarantors**" and together with the Borrower, the "**Credit Parties**").

RECITALS:

(a) The Borrower has entered into an exit facility credit agreement dated as of March 31, 2006 (as the same may be amended, amended and restated, renewed, extended, altered, restructured, supplemented, modified and/or replaced from time to time, the "**ABL Credit Agreement**") with the ABL Agent and the ABL Lenders (as hereinafter defined) pursuant to which the ABL Lenders have made available to the Borrower a revolving credit facility in a maximum amount of Cdn$600,000,000 on the date hereof;

(b) The ABL Agent has obtained security over all of the assets and property of the Credit Parties;

(c) The Borrower has entered into a credit agreement dated as of March 31, 2006 (as the same may be amended, amended and restated, renewed, extended, altered, restructured, supplemented, modified and/or replaced from time to time, the "**Term Credit Agreement**") with the Term Agent and the Term Lenders (as hereinafter defined) pursuant to which the Term Lenders have made available to the Borrower a revolving term credit facility in a maximum amount not to exceed Cdn$375,000,000;

(d) The Term Agent has obtained security over all of the assets and property of the Credit Parties;

(e) The Borrower and the Secured Notes Trustees have entered into a platform trust indenture (the "**Platform Trust Indenture**") and a supplemental trust indenture (the "**Supplemental Trust Indenture**") (each as the same may be amended, amended and restated, renewed, extended, altered, restructured, supplemented, modified and/or replaced from time to time, collectively the "**Secured Notes Trust Indenture**") dated as of March 31, 2006 providing for the issuance of the Secured Notes (as hereinafter defined) by the Borrower in an aggregate principal amount of up to the United States Dollar equivalent of Cdn$275,000,000;

(f) The Secured Notes Trustees have obtained security over all of the assets and property of the Credit Parties;

(g) The Borrower has entered into a promissory note loan agreement with the Province (as the same may be amended, amended and restated, renewed, extended, restructured, supplemented or otherwise modified from time to time, the "**Province Note Loan Agreement**") pursuant to which the Province has agreed to advance Cdn$150,000,000;

(h) Each of the Guarantors has granted an unconditional guarantee to each of the ABL Agent, the Term Agent and the Secured Notes Trustees of all obligations of the Borrower under or in respect of the ABL Credit Documents, the Tricap Credit Documents and the Secured Notes Credit Documents, as the case may be (each as hereinafter defined); and

(i) The ABL Agent, the Term Agent , the Secured Notes Trustees and the Credit Parties have entered into an inter-creditor agreement of even date herewith which sets forth their agreement with respect to (i) the relative priorities of the respective Liens granted to the ABL Agent, the Term Agent and the Secured Notes Trustees and the enforcement of such Liens, (ii) the right to receive payments under the ABL Credit Documents, the Term Credit Documents and the Secured Notes Credit Documents (each as hereinafter defined), and (iii) certain related matters.

The Province intending to be legally bound, acknowledges and agrees as follows:

SECTION 1 - DEFINITIONS

The following terms, as used herein, have the following meanings:

"**ABL Agent**" has the meaning ascribed thereto in the Recitals, its successors and assigns.

"**ABL Agreements**" means, collectively, (i) the ABL Credit Agreement, (ii) the "Loan Documents" as defined in the ABL Credit Agreement, and (iii) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to extend, replace, refinance or refund in whole or in part the indebtedness and other obligations outstanding under the ABL Credit Agreement or any other agreement or instrument referred to in clause (ii) or this clause (iii).

"**ABL Credit Agreement**" has the meaning ascribed thereto in the Recitals.

"**ABL Credit Documents**" means each of the ABL Agreements and the ABL Security Documents.

"**ABL Security Documents**" means any of the Loan Documents (as defined in the ABL Credit Agreement) which creates an ABL Lien, including without limitation the Mortgages (as defined in the ABL Credit Agreement).

"**ABL Default**" means any event that, with the passage of time or giving of notice or both, would, unless cured or waived, become an ABL Event of Default.

"**ABL Event of Default**" means an "Event of Default" as such term is defined in the ABL Credit Agreement.

"**ABL Lenders**" means CIT Business Credit Canada Inc., GE Canada Finance Holding Company and their respective successors and assigns and any other lender who becomes a lender pursuant to the terms of the ABL Credit Agreement.

"**ABL Lien**" means any Lien granted or purported to be granted to any ABL Secured Party as security for any ABL Obligation.

"**ABL Obligations**" means (i) all principal of and interest and premium (if any) on all loans made pursuant to the ABL Credit Documents, (ii) all reimbursement obligations (if any) and interest thereon with respect to any letter of credit or similar instruments issued pursuant to the ABL Credit Documents, (iii) all obligations of any Credit Party in respect of treasury management arrangements, depository or other cash management services, and (iv) all fees, costs, expenses, indemnification obligations and other amounts payable from time to time pursuant to the ABL Credit Documents, in each case whether or not allowed or allowable in an Insolvency Proceeding.

"**ABL Obligations Payment Date**" means the first date on which (i) the ABL Obligations (other than those that constitute Unasserted Contingent Obligations) have been indefeasibly paid in cash in full (or cash collateralized or defeased in accordance with the terms of the ABL Credit Documents), (ii) all commitments to extend credit under the ABL Credit Documents have been terminated, and (iii) there are no outstanding letters of credit or similar instruments issued under the ABL Credit Documents (other than such as have been cash collateralized or defeased in accordance with the terms of the ABL Credit Documents).

"**ABL Secured Parties**" means (i) the ABL Agent on behalf of itself and the ABL Lenders, and (ii) the ABL Lenders.

"**Acknowledgement**" means this acknowledgement, as the same may be amended, amended and restated, renewed, extended, altered, restructured, supplemented, modified and/or replaced from time to time.

"**Business Day**" means any day, other than a Saturday or Sunday, on which banks are generally open for business in Toronto, Ontario.

"**Credit Documents**" means the ABL Credit Documents, the Term Credit Documents, the Secured Notes Credit Documents and the Province Credit Documents.

"**Credit Party**" means the Borrower, each Guarantor and any other Person from time to time after the date hereof who provides an ABL Lien, a Term Credit Lien or a Secured Notes Lien, as the case may be, and their respective successors and assigns.

"**Creditors**" means the ABL Secured Parties, the Term Credit Secured Parties, the Secured Notes Secured Parties and the Province.

"**Exchange Notes**" means the senior exchange notes issued by the Borrower pursuant to the Exchange Note Indenture as contemplated by the Term Credit Agreement.

"**Exchange Note Indenture**" means the note indenture to be entered into with respect to the Exchange Notes to be issued by the Borrower as contemplated by the Term Credit Agreement.

"**Guarantors**" has the meaning given to that term in the Recitals, and their respective successors and assigns.

"**Insolvency Proceeding**" means any proceeding in respect of bankruptcy, insolvency, winding up, receivership, dissolution or assignment for the benefit of creditors, including the *Bankruptcy and Insolvency Act*, or any similar Canadian or foreign bankruptcy, insolvency, reorganization, receivership or similar law.

"**Lien**" means, (a) with respect to any asset, any mortgage, deed of trust, trust or deemed trust, lien, pledge, assignment, hypothecation, encumbrance, charge, security interest, royalty interest, claim, right of detention or seizure, right of distraint, easement, defect of title or right of set off in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities, (d) any netting arrangement, deposit arrangement, defeasance arrangement or reciprocal fee arrangement, (e) the filing of, or agreement to give, any financing statement perfecting a security interest under personal property security legislation, and (f) any other preference, priority or arrangement having the effect of providing security.

"**Obligations**" means the ABL Obligations, the Term Credit Obligations, the Secured Notes Obligations and the Province Obligations.

"**Obligations Payment Dates**" means the ABL Obligations Payment Date, the Term Credit Obligations Payment Date, the Secured Notes Obligations Payment Date and the Province Obligations Payment Date.

"**Permitted Payments**" means, regularly scheduled payments by the Borrower of interest, fees and reasonable expense reimbursement under and in accordance with the Province Note Loan Agreement and Stelco's Repayment Right as defined and in accordance with the Province Note Loan Agreement.

"**Person**" includes any natural person, sole proprietorship, corporation, company, limited liability company, trust, joint venture, association, unincorporated organization, institution, public benefit corporation, partnership, Governmental Authority or other entity.

"**PPSA**" means the *Personal Property Security Act* as in effect from time to time in the Province of Ontario.

"**Province**" has the meaning given to the term in the Recitals.

"**Province Credit Documents**" means, collectively, (i) the Province Note Loan Agreement, (ii) the guarantees executed by certain of the Guarantors in favour of the Province in respect of the obligations of the Borrower under the Province Note Loan Agreement, and (iii) any other document executed and delivered or to be executed and delivered by any Credit Party (whether alone or with another or others) to the Province under, pursuant to or otherwise in connection with the Province Note Loan Agreement.

"**Province Note Loan Agreement**" has the meaning given to the term in the Recitals.

"**Province Obligations**" means (i) all principal of and interest and premium (if any) on all loans made pursuant to the Province Credit Documents, and (ii) all fees, costs, expenses, indemnification obligations and other amounts payable from time to time pursuant to the Province Credit Documents, in each case whether or not allowed or allowable in an Insolvency Proceeding.

"**Secured Notes**" means the secured floating rate notes issued in the aggregate principal amount of up to the United States Dollar equivalent of Cdn$275,000,000 pursuant to the Secured Notes Trust Indenture.

"**Secured Notes Agreements**" means, collectively, (i) Secured Notes, (ii) the Secured Notes Trust Indenture, (iii) the "Secured Notes Documents" as defined in the Platform Trust Indenture, and (iv) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to extend, replace, refinance or refund in whole or in part the indebtedness and other obligations outstanding under the Secured Notes or any other agreement or instrument referred to in clauses (ii) or (iii) or this clause (iv).

"**Secured Notes Credit Documents**" means each of the Secured Notes Agreements and the Secured Notes Security Documents.

"**Secured Notes Default**" means any event that, with the passage of time or giving of notice or both, would, unless cured or waived, become a Secured Notes Event of Default.

"**Secured Notes Event of Default**" means an "Event of Default" as such term is defined in the Secured Notes Trust Indenture.

"**Secured Notes Lien**" means any Lien granted or purported to be granted to the Secured Notes Trustees or any other Secured Notes Secured Party as security for any Secured Notes Obligation.

"**Secured Notes Obligations**" means (i) all principal of and interest and premium (if any) on all Secured Notes and all (ii) all fees, costs, expenses, indemnification obligations and other amounts payable from time to time pursuant to the Secured Notes Credit Documents, in each case whether or not allowed or allowable in an Insolvency Proceeding.

"**Secured Notes Obligations Payment Date**" means the first date on which (i) the Secured Notes Obligations (other than those that constitute Unasserted Contingent Obligations) have been indefeasibly paid in cash in full (or cash collateralized or defeased in accordance with the terms of the Secured Notes Credit Documents), and (ii) all commitments to extend credit under the Secured Notes Credit Documents have been terminated.

"**Secured Notes Secured Parties**" means (i) the Secured Notes Trustees and (ii) any Holder of a Secured Note, and their respective successors and assigns.

"**Secured Notes Security Documents**" means the "Security Documents" as defined in the First Supplemental Indenture which create a Secured Notes Lien.

"**Secured Notes Trust Indenture**" has the meaning given to the term in the Recitals.

"**Secured Notes Trustee**" has the meaning given to the term in the Recitals, and each of their respective successors and assigns.

"**Secured Parties**" means the ABL Secured Parties, the Term Credit Secured Parties and the Secured Notes Secured Parties.

"**Secured Parties Liens**" means the ABL Liens, the Term Credit Liens and the Secured Notes Liens.

"**Security Documents**" means the ABL Security Documents, Term Credit Security Documents and Secured Notes Security Documents.

"**Senior Secured Parties Obligations Payment Dates**" means the ABL Obligations Payment Date and the Term Credit Obligations Payment Date.

"**Term Agent**" has the meaning given to the term in the Recitals, its successors and assigns, and after Exchange Notes are issued, means the Exchange Note Trustee.

"**Term Credit Agreement**" has the meaning given to the term in the Recitals.

"**Term Agreements**" means (i) the Term Credit Agreement, (ii) the Exchange Notes, (iii) the Exchange Note Indenture, (iv) the "Loan Documents" as defined in the Term Credit Agreement and (v) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to extend, replace, refinance or refund in whole or in part the indebtedness and other obligations outstanding under the Term Credit Agreement or other agreement or instrument referred to in clause (ii) or this clause (iii).

"**Term Credit Documents**" means each of the Term Agreements and the Term Credit Security Documents.

"**Term Credit Lenders**" means 1685970 Ontario Inc. and its respective successors and assigns and any other Person who becomes either a lender pursuant to the terms of the Term Credit Agreement or the holder of an exchange note, in each case, in the capacities as such.

"**Term Credit Lien**" means any Lien granted or purported to be granted to any Term Credit Secured Party as security for any Term Credit Obligation.

"**Term Credit Obligations**" means (i) all principal of and interest and premium (if any) on all loans made pursuant to the Term Credit Agreement or as evidenced by the Exchange Notes, (ii) all reimbursement obligations (if any) and interest thereon, and (iii) all fees, expenses, costs, indemnification obligations, and other amounts payable from time to time pursuant to the Term Credit Documents, in each case whether or not allowed or allowable in an Insolvency Proceeding.

"**Term Credit Obligations Payment Date**" means the first date on which (i) the Term Credit Obligations (other than those that constitute Unasserted Contingent Obligations) have been indefeasibly paid in cash in full (or cash collateralized or defeased in accordance with the terms of the Term Credit Documents), and (ii) all commitments to extend credit under the Term Credit Documents have been terminated.

"**Term Credit Secured Parties**" means (i) the Term Agent on behalf of itself and the Term Credit Lenders, and (ii) the Term Credit Lenders.

"**Term Credit Security Documents**" means the "Security Agreements" and the "Mortgages" each as defined in the Term Credit Agreement or the Exchange Indenture, as the case may be.

"Term Default" means any event that, with the passage of time or giving of notice or both, would, unless cured or waived, become a Term Event of Default.

"Term Event of Default" means an "Event of Default" as such term is defined in the Term Agreements.

"**Unasserted Contingent Obligations**" means, at any time, any of the respective Obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities (excluding (i) the principal of, and interest and premium (if any) on, and fees and expenses relating to, any respective Obligations, and (ii) contingent reimbursement obligations in respect of amounts that may be drawn under outstanding letters of credit) in respect of which no written assertion of liability and no written claim or demand for payment has been made at such time (and, in the case of Obligations for indemnification, no notice for indemnification has been issued by the indemnitee at such time).

SECTION 2 - SUBORDINATION AND POSTPONEMENTS

2.1 Consent to Liens and Credit Documents.

Notwithstanding any other term or provision contained in any of the Province Credit Documents, the Province hereby consents to the existence of the Obligations of the other Creditors. The Province further consents to the execution and delivery of the Credit Documents of the other Creditors and the creation, registration, filing and perfection of the Security Documents in favour of the respective Secured Parties. The Province further agrees not to object to or contest, or support any other Person in contesting or objecting to, in any proceeding (including without limitation, any Insolvency Proceeding), the validity, extent, perfection, priority or enforceability of (i) any Secured Party Lien, or (ii) any Credit Documents of any other Creditor. The Province further agrees not to acquire or hold any Lien on any ABL Priority Collateral or Term Priority Collateral of any Credit Party as security for any Province Obligations without prior written consent of the ABL Agent, Term Agent and Secured Notes Trustees.

SECTION 3 - DEFAULTS AND PAYMENTS

3.1 Notices of Default.

The Province shall give each of the other Creditors prompt written notice of any notice of any Province Event of Default delivered by it to, or received from, any Credit Party no later than three (3) Business Days after receiving or giving same; provided, however, that no adverse consequence (including no liability) to the Province shall result from any inadvertent failure to provide any notice contemplated by this Section 3.1.

3.2 Permitted Payments.

(1) Subject to Section 3.2(2), at any time prior to the occurrence of the ABL Obligations Payment Date, no payments shall be made by the Borrower or any other Credit Party or received by the Province on account of, or in respect of, the Province Obligations (as principal, interest, fees, gross-up, indemnification, expense reimbursement or otherwise), except for Permitted Payments.

(2) While an ABL Default, ABL Event of Default, Term Default, Term Event of Default, Secured Notes Default or Secured Notes Event of Default has occurred and is continuing (which has not been waived in accordance with the applicable Credit Documents), no Permitted Payments or any other direct or indirect payment (whether in cash, property, securities or otherwise or by way of set-off arising by contract, at law, in equity or otherwise or in any other manner) shall be received by the Province on account of, or in respect of, any Province Obligations. For greater certainty and notwithstanding the foregoing, no such Permitted Payment or any other such direct or indirect payment shall be permitted in respect of the Province Obligations if the ABL Default, ABL Event of Default, Term Default, Term Event of Default, Secured Notes Default or Secured Notes Event of Default has been so waived but otherwise is in respect of an Insolvency Proceeding which is continuing, in which event no such payments shall be permitted until the ABL Obligations Payment Date, Term Obligations Payment Date, or Secured Notes Obligations Payment Date as applicable, has occurred or such Insolvency Proceeding has terminated.

(3) Nothing herein shall preclude or prohibit any Credit Party from making or the Province from receiving, any Permitted Payment through the issuance of shares in the Borrower to the extent provided for in the Province Note Loan Agreement.

3.3 Payments To Be Refunded.

If any payment is made to or received by the Province in contravention of this Acknowledgement and which is to have been made to any other Creditor, whether or not an Insolvency Proceeding shall have occurred and be continuing, the Province will forthwith refund such payment to the Credit Party that made same.

SECTION 4 - CREDIT DOCUMENTS

4.1 No Amendments.

(1) Until each of the Senior Secured Parties Obligations Payment Dates has occurred, the Province agrees that it shall not amend, restate, modify or supplement any terms or conditions of the Province Credit Documents to:

(a) increase the interest rates from those in effect on the date of this Acknowledgement;

(b) increase any fees in connection with any Province Credit Document;

(c) increase the principal amount of any of the Province Obligations;

(d) accelerate the dates or increase the amounts of (i) the mandatory repayments or prepayments of any principal amounts of any of the Province Obligations, or (ii) any cash interest payments in respect of any of the Province Obligations.

(2) The Province agrees that it shall not at any time execute or deliver any amendment, supplement or other modification to any of the Province Credit Documents in violation of this Acknowledgement.

SECTION 5 - MISCELLANEOUS

5.1 Termination and Continuing Nature of Provisions.

This Acknowledgement shall continue to be effective, and shall not be revocable by any party hereto and shall not terminate (and be of no further force and effect), until each of the Senior Secured Parties Obligations Payment Dates shall have occurred. This is a continuing agreement and the ABL Secured Parties and the Term Credit Secured Parties may continue, at any time and without notice to the other parties hereto, to extend credit and other financial accommodations, lend monies and provide indebtedness to, or for the benefit of, the Credit Parties in reliance hereon. For greater certainty, this Acknowledgement shall terminate (i) as against the ABL Agent once the ABL Obligations Payment Date has occurred, and (ii) as against the Term Agent once the Term Credit Obligations Payment Date has occurred.

5.2 Governing Law.

This Acknowledgement shall be construed in accordance with and governed by the law of the Province of Ontario and the federal laws of Canada applicable therein, without reference to conflict of laws rules, except as otherwise required by mandatory provisions of law and except to the extent that remedies provided by the laws of any jurisdiction other than the Province of Ontario are governed by the laws of such jurisdiction.

5.3 Transfers of Indebtedness and Security.

The Province Obligations and the Province Credit Documents will not be sold, assigned, or transferred in whole or in part unless and until the proposed purchaser, assignee or transferee has executed and delivered either (i) an agreement to be bound by this Acknowledgement in a manner satisfactory to the ABL Agent and the Term Agent, or (ii) a new intercreditor agreement in favour of all Creditors on the terms of this Acknowledgement, and all such Creditors and Credit Parties hereby agree to execute same upon request of such purchaser, assignee or transferee.

5.4 Capacity.

The Province is executing this Acknowledgement solely in its capacity as lender under the Province Credit Documents and is therefore restricting only the actions it may take as a lender with respect to, or under the Province Credit Documents, and not any actions it may take, or permit to occur in any other capacity whatsoever.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Province has executed this Acknowledgment as of the date first written above.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO AS REPRESENTED BY THE MINISTER OF FINANCE

By: ______________________

Name: Hon. ~~Dwight Duncan~~

Title: Minister of Finance

55

PENSION AGREEMENT

Dated as of the 31st day of March, 2006

Between

STELCO INC.

and

SUPERINTENDENT OF FINANCIAL SERVICES

and

HER MAJESTY THE QUEEN IN RIGHT OF ONTARIO, AS REPRESENTED BY THE MINISTER OF FINANCE

and

HAMILTON COKE LIMITED PARTNERSHIP,
by its general partner **HAMILTON COKE GP INC.**

and

HAMILTON LAND LIMITED PARTNERSHIP,
by its general partner **HAMILTON LAND GP INC.**

and

HAMILTON STEEL LIMITED PARTNERSHIP,
by its general partner **HAMILTON STEEL GP INC.**

and

LAKE ERIE COKE LIMITED PARTNERSHIP,
by its general partner **LAKE ERIE COKE GP INC.**

and

LAKE ERIE LAND LIMITED PARTNERSHIP,
by its general partner **LAKE ERIE LAND GP INC.**

and

LAKE ERIE STEEL LIMITED PARTNERSHIP,
by its general partner **LAKE ERIE STEEL GP INC.**

TABLE OF CONTENTS

Page

PENSION AGREEMENT

THIS AGREEMENT made as of the 31st day of March, 2006

BETWEEN:

STELCO INC., a corporation incorporated under the *Canada Business Corporations Act*

("**Stelco**")

- and -

SUPERINTENDENT OF FINANCIAL SERVICES, appointed under the *Financial Services Commission of Ontario Act, 1997*

(the "**Superintendent**")

- and -

HER MAJESTY THE QUEEN IN RIGHT OF ONTARIO, AS REPRESENTED BY THE MINISTER OF FINANCE

(the "**Province**")

- and -

HAMILTON COKE LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Ontario, by its general partner, **HAMILTON COKE GP INC.**

- and -

HAMILTON LAND LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Ontario, by its general partner, **HAMILTON LAND GP INC.**

- and -

HAMILTON STEEL LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Ontario, by its general partner, **HAMILTON STEEL GP INC.**

- and -

LAKE ERIE COKE LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Ontario, by its general partner, **LAKE ERIE COKE GP INC.**

- and -

LAKE ERIE LAND LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Ontario, by its general partner, **LAKE ERIE LAND GP INC.**

- and -

LAKE ERIE STEEL LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Ontario, by its general partner, **LAKE ERIE STEEL GP INC.**

WHEREAS Stelco's creditors have voted in favour of, and the Ontario Superior Court of Justice (Commercial List) (the "**Court**") has approved, the Third Amended and Restated Plan of Arrangement and Reorganization of Stelco and certain of its subsidiaries dated December 9, 2005 pursuant to the *Companies' Creditors Arrangement Act* (the "**CCAA**") (the "**CCAA Plan**");

AND WHEREAS the Province has agreed to enter into this Pension Agreement in connection with the restructuring of Stelco as contemplated by the CCAA Plan;

AND WHEREAS Stelco sponsors the Stelco Main Pension Plans (as defined below);

AND WHEREAS Stelco made the Section 5.1 Election (as defined below) in respect of each of the Stelco Main Pension Plans;

AND WHEREAS each of the Stelco Main Pension Plans is currently underfunded on a solvency basis;

AND WHEREAS the parties have reached an agreement with respect to the funding of the Stelco Main Pension Plans to facilitate the transition of the Stelco Main Pension Plans from the Section 5.1 Election regime to funding such plans in accordance with the general regulatory regime of the PBA (as defined below) and on a basis consistent with the CCAA Plan and related transactions;

AND WHEREAS the Minister of Finance will recommend to the Lieutenant Governor-in-Council that a new regulation be made the purpose of which shall be to assist the Stelco Main Pension Plans to make the transition from the Section 5.1 Election to the general regulatory regime of the PBA not later than January 1, 2016, if all conditions agreed to by the parties in this Agreement are satisfied;

AND WHEREAS this Agreement is intended to be a document that supports the pension plan for each of the Stelco Main Pension Plans;

NOW THEREFORE for value received (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement the following terms shall have the meanings set forth below:

"**Actuarial Valuation Sanction**" or "**Sanction**" means, in connection with a filed Initial Actuarial Valuation, Annual Actuarial Valuation or Terminal Actuarial Valuation, one of the following:

(a) the Superintendent's advice in writing that he will not issue a Notice of Proposal; or

(b) where the Superintendent has issued a Notice of Proposal, the date such Notice of Proposal is withdrawn, a settlement in respect of such Notice of Proposal is reached, or a final decision of a tribunal or court of competent jurisdiction relating to such Notice of Proposal is rendered and the time period for initiating an appeal or further appeal has elapsed.

"**Adjusted Solvency Deficit**" for any year means the Initial Solvency Deficit, as adjusted on the basis of the Annual Actuarial Valuation up to that year, and equal to the particular plan's solvency liabilities less the market value of the assets as determined by the Annual Actuarial Valuation for that year, except that the solvency liabilities and related assets with respect to any Benefit Improvement or Wind-up Benefits will be excluded and disclosed separately.

"**Agreement**" means this Pension Agreement and all instruments and amendments or confirmations of it; "hereof", "hereto" and "hereunder" and similar expressions refer to the Agreement and not to any particular Article, Section or other subdivision of the Agreement; "Article", "Section" or other subdivision of the Agreement followed by a number refers to the specified Article, Section or other subdivision of the Agreement.

"**Allocation Process**" means the process for determining the proportion of contributions to be allocated to each of the Stelco Main Pension Plans, including any allocations of additional contributions as set out in Section 3.6 of this Agreement, any Free Cash Flow contributions required by Section 3.3 of this Agreement and any adjustments as required by Section 3.2(5) of this Agreement, all as set out in the Stelco Regulation.

"**Annual Actuarial Valuation**" means the actuarial valuation of each of the Stelco Main Pension Plans which shall be performed, in the absence of a Solvency Event, as at December 31 of each year for plan years 2006 to 2014 in a manner

(a) that is based on the same actuarial methodology used to perform the Initial Actuarial Valuation, and without any smoothing of the assets and/or liabilities of the particular plan;

(b) which includes all experience gains and losses since the preceding valuation; and

(c) separately discloses the solvency liabilities and related assets with respect to any Benefit Improvements and Wind-up Benefits;

subject to those changes in generally accepted actuarial assumptions that are applicable at the valuation date.

"Average Liquidity" means the arithmetic average of Liquidity at October 31, November 30 and December 31 of the applicable year, calculated in the same manner as reported in the unaudited interim and annual financial statements of Stelco.

"**Benefit Improvement**" means an amendment to one of the Stelco Main Pension Plans, and includes any amendment to provide cost of living adjustments, that is effective as of a date on or after January 1, 2006 which improves the pension benefits accrued and/or accruing or being paid under the particular plan.

"**Business Day**" means any day of the year (other than any Saturday or Sunday) on which banks are open for business in Toronto, Ontario.

"CBCA" means the *Canada Business Corporations Act.*

"**CCAA**" means the *Companies' Creditors Arrangement Act* (Canada).

"**Disposition**" means with respect to any asset and property of any Person, any direct or indirect sale, lease (where such Person is the lessor of such asset), assignment, cession, transfer (including any transfer of title or possession), exchange, conveyance, release or gift of such asset, including by means of a sale-leaseback transaction, or any reorganization, consolidation, amalgamation or merger of such Person pursuant to which such asset becomes the property of any other Person; and "Dispose" and "Disposed" have meanings correlative thereto.

"**EBITDA**" means consolidated earnings before interest, income taxes, depreciation and amortization.

"Existing Subsidiaries" means Subsidiaries of the Limited Partnerships and the General Partners (other than the Limited Partnerships) existing on the date hereof.

"**Expiration Date**" means the date that is sixty (60) days following the Terminal Actuarial Valuation Sanction.

"**Free Cash Flow**" means, for any year, the EBITDA for such year of Stelco on a consolidated basis adjusted for pension and post-employment benefits on a cash basis, and reduced by any interest expense incurred during such year, cash income taxes paid or payable in respect of such year, capital expenditures made during such year and debt principal payments paid in such year under any credit facilities, but excluding any repayment of debt principal payments in which there is any right to re-borrow under any such credit facilities.

"Free Cash Flow Contribution" has the meaning specified in Section 3.3(2) of this Agreement.

"**GAAP**" means generally accepted accounting principles, from time to time in effect in Canada.

"General Partners" means, collectively, Hamilton Coke GP, Hamilton Land GP, Hamilton Steel GP, Lake Erie Coke GP, Lake Erie Land GP and Lake Erie Steel GP.

"**General Regulation**" means Regulation 909, R.R.O. 1990, as amended.

"**general regulatory regime of the PBA**" includes the PBA and the General Regulation, and for greater certainty excludes the Stelco Regulation.

"**Governing Authority**" means any government or governmental entity, parliament, legislature, or commission or board of any government, parliament or legislature, or any political subdivision thereof, or any court or (without limitation to the foregoing) any other Law, regulation or rule-making entity (including, without limitation, any central bank, fiscal or monetary authority or authority regulating banks or pension plans) having or purporting to have jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing (including, without limitation, any arbitrator) or any other authority charged with the administration or enforcement of applicable Laws.

"Hamilton Coke GP" means Hamilton Coke GP Inc., a corporation governed by the CBCA.

"Hamilton Coke LP" means Hamilton Coke Limited Partnership, the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement dated March 1, 2006 between Hamilton Coke GP, as the general partner, and Stelco, as the initial limited partner.

"Hamilton Land GP" means Hamilton Land GP Inc., a corporation governed by the CBCA.

"Hamilton Land LP" means Hamilton Land Limited Partnership, the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement dated March 1, 2006 between Hamilton Land GP, as the general partner, and Stelco, as the initial limited partner.

"Hamilton Steel GP" means Hamilton Steel GP Inc., a corporation governed by the CBCA.

"Hamilton Steel LP" means Hamilton Steel Limited Partnership, the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement dated March 1, 2006 between Hamilton Steel GP, as the general partner, and Stelco, as the initial limited partner.

"**Hamilton Plans**" means, collectively, the Hamilton Hourly Plan and the Hamilton Salaried Plan.

"**Improvement Funding**" means any contributions made in accordance with the general regulatory regime of the PBA to a Stelco Main Pension Plan in respect of any Benefit Improvement to the particular plan.

"**Initial 2006 Monthly Payments**" means any normal cost contributions or special payments made by Stelco to the Stelco Main Pension Plans between January 1, 2006 and the Plan Implementation Date (but will not include any PBGF assessments or any pension contributions due in respect of 2005 but paid in 2006).

"**Initial Actuarial Valuation**" means the actuarial valuation to be performed for each of the Stelco Main Pension Plans as at December 31, 2005, in accordance with generally accepted actuarial methods and assumptions as of the valuation date and with the general regulatory regime of the PBA, but without any smoothing of the assets and/or liabilities of the particular plan.

"**Initial Contribution**" means the $400 million aggregate contributions to be made by Stelco to the Stelco Main Pension Plans on the Plan Implementation Date.

"**Initial Solvency Deficit**" means, for each of the Stelco Main Pension Plans, the particular plan's solvency liabilities less the market value of its assets (before the allocation of the Initial Contribution), both as determined and disclosed in the Initial Actuarial Valuation.

"Lake Erie Coke GP" means Lake Erie Coke GP Inc., a corporation governed by the CBCA.

"Lake Erie Coke LP" means Lake Erie Coke Limited Partnership, the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement dated March 1, 2006 between Lake Erie Coke GP, as the general partner, and Stelco, as the initial limited partner.

"Lake Erie Land GP" means Lake Erie Land GP Inc., a corporation governed by the CBCA.

"Lake Erie Land LP" means Lake Erie Land Limited Partnership, the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement dated March 1, 2006 between Lake Erie Land GP, as the general partner, and Stelco, as the initial limited partner.

"Lake Erie Steel GP" means Lake Erie Steel GP Inc., a corporation governed by the CBCA.

"Lake Erie Steel LP" means Lake Erie Steel Limited Partnership, the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement dated March 1, 2006 between Lake Erie Steel GP, as the general partner, and Stelco, as the initial limited partner.

"**Lake Erie Plans**" means, collectively, the Lake Erie Hourly Plan and the Lake Erie Salaried Plan.

"Laws" means in respect of any Person, property, transaction or event, all applicable laws, standards, requirements, policies, approvals, statutes, ordinances, codes, guidelines, treaties, rules, regulations, by-laws and all applicable orders, permits, judgments, injunctions, awards and decrees of any Governing Authority whether or not having the force of law.

"**Level Contributions**" has the meaning specified in Section 3.2(1) of this Agreement.

"Limited Partnerships" means, collectively, Hamilton Coke LP, Hamilton Land LP, Hamilton Steel LP, Lake Erie Coke LP, Lake Erie Land LP and Lake Erie Steel LP.

"**Liquidity**" means, at any date, all cash and cash equivalents, plus net availability under all credit facilities, of Stelco on a consolidated basis, as at such date.

"**Liquidity Limit Amount**" has the meaning specified in Section 3.3(3) of this Agreement.

"**Non-Core Pension Plans**" means:

(a) the Stelpipe Ltd. Bargaining Unit Pension Plan for Members of the National Automobile, Aerospace, Transportation and General Workers' Union of Canada (CAW-Canada), registered under the PBA as number #1018860 (the "**Stelpipe Hourly Plan**");

(b) the Stelpipe Ltd. Retirement Plan for Salaried Employees, registered under the PBA as number #1017177 (the "**Stelpipe Salaried Plan**");

(c) the Welland Pipe Pension Plan for Members of the National Automobile, Aerospace, Transportation and General Workers' Union of Canada (CAW-Canada), registered under the PBA as number #1018878 (the "**Welland Hourly Plan**"); and

(d) the Welland Pipe Pension Plan for Salaried Employees, registered under the PBA as #1017185 (the "**Welland Salaried Plan**").

"**Non Core Subsidiaries**" means Alta Steel Ltd., Norambar Inc., Stelfil Ltée, Stelwire Ltd., Stelpipe Ltd., Welland Pipe Ltd., and CHT Steel Company Inc.

"**Notice of Proposal**" means a Notice of Proposal to Make an Order under subsection 88 (2) of the PBA, issued by the Superintendent.

"**Person**" means a natural person, partnership, limited partnership, corporation, company, joint stock company, trust, unincorporated association, joint venture or other entity or Governing Authority, and pronouns that have a similarly extended meaning.

"**PBA**" means the *Pension Benefits Act* (Ontario).

"**PBGF**" means the Pension Benefits Guarantee Fund continued under section 82 of the PBA.

"**Plan Implementation Date**" means the date of the implementation of the CCAA Plan.

"**Section 5.1 Election**" means Stelco's election to take the benefit of section 5.1 of the General Regulation.

"**Solvency**" means, at the relevant date, full funding of the Adjusted Solvency Deficit of each and all of the Stelco Main Pension Plans such that the Adjusted Solvency Deficit for each and all of the plans is not greater than zero. In determining Solvency, assets related to Benefit Improvements and Wind-up Benefits that are in excess of the liabilities for such Benefit Improvements and Wind-up Benefits, as the case may be, may be included.

"**Solvency Event**" means that the following have occurred as at a date prior to December 31, 2015:

(a) Stelco has filed Terminal Actuarial Valuations with the Superintendent that disclose that each and all of the Stelco Main Pension Plans have achieved Solvency; and

(b) Sanction of such Terminal Actuarial Valuations has been obtained,

and, for greater clarity, the effective date of a Solvency Event shall be the effective date of such Terminal Actuarial Valuations.

"Steel GP" means the Hamilton Steel GP and/or the Lake Erie Steel GP, as the context requires.

"**Steel LP**" means the Hamilton Steel LP and/or the Lake Erie Steel LP, as the context requires.

"Steel LP Asset Sale" means a transaction in which there is a Disposition of substantially all of the assets and property of a Steel LP business to a Person, except to Stelco and its Subsidiaries.

"**Steel LP Sale**" means a Disposition of an interest in a Steel LP that results in the Steel LP no longer being a Subsidiary of Stelco.

"**Stelco"** or **"Stelco Inc.**" means Stelco Inc.

"**Stelco Group**" means, and will have the following members, from time to time:

(a) Stelco Inc.;

(b) subject to subparagraph (d) below and Section 6.1(5) of this Agreement, the Steel GPs and the Steel LPs, and their Subsidiaries, (excluding any Existing Subsidiaries);

(c) subject to subparagraph (d) below, the General Partners and the Limited Partnerships (other than the Steel GPs and Steel LPs), and any of their Subsidiaries (excluding any Existing Subsidiaries); and

(d) any Subsidiary of Stelco to which a material portion of the assets or operations of a Limited Partnership or General Partner (or any of their Subsidiaries) is transferred,

in respect of (c) and (d), for so long as such Person is a "Subsidiary" of Stelco, as defined herein. In the event that a Person described in (b), (c) or (d) ceases to be a member of the Stelco Group, any Subsidiaries of such member shall cease to be a member of the Stelco Group and, in the case of a member of the Stelco Group that is a limited partnership that ceases to be a member of the Stelco Group, then notwithstanding (b) and (c) above the general partner of such limited partnership shall also cease to be a member of the Stelco Group.

"**Stelco Main Pension Plans**" means at any given time:

(a) the Stelco Inc. Bargaining Unit Pension Plan for Members of United Steelworkers of America, registered under the PBA as number #354878 (the "**Hamilton Hourly Plan**");

(b) the Stelco Inc. Bargaining Unit Pension Plan for Lake Erie Steel Company Members of United Steelworkers of America, registered under the PBA as number #698761 (the "**Lake Erie Hourly Plan**");

(c) the Stelco Inc. and Participating Subsidiaries Retirement Plan for Salaried Employees, registered under the PBA as number #338509 (the "**Hamilton Salaried Plan**"); and

(d) the Stelco Inc. Retirement Plan for Lake Erie Steel Company Salaried Employees, registered under the PBA as number #698753 (the "**Lake Erie Salaried Plan**"),

but not including any such plans which have been assigned and assumed pursuant to a Steel LP Sale or a Steel LP Asset Sale.

"**Stelco Regulation**" means the new regulation, specific to the Stelco Main Pension Plans, passed by the Lieutenant Governor-in-Council, and effective as of March 31, 2006, as amended or superseded from time to time.

"**Stock**" means all shares, options, warrants, or other equivalents (regardless of how designated) of or in a corporation, whether voting or non-voting, participating or non-participating, including common shares, preferred shares or any other equity security.

"**Subsidiary**" means, with respect to any Person, any corporation with share capital of which Stock to which is attached more than sixty-six and two- thirds percent (66 2/3%) of the votes which may be cast to elect the directors of such corporation is owned legally or beneficially by such Person, directly or indirectly through one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote, or designate the vote, attaching to such Stock whether by proxy, agreement, operation of law or otherwise.

In addition, a general partnership, limited partnership, limited liability company, trust or any other Person (other than a corporation with share capital), (the "**Controlled Person**") shall be considered to be a Subsidiary of a Person if that Person, either directly or indirectly through one or more Subsidiaries;

(a) if the Controlled Person is a limited partnership, such Person or its Subsidiary is the general partner of such limited partnership;

(b) holds an interest in the Controlled Person entitling it to sixty-six and two-thirds percent (66 2/3%) or more of the profits of the Controlled Person;

(c) holds an interest in the Controlled Person entitling it to sixty-six and two-thirds (66 2/3%) or more of the assets of the Controlled Person on dissolution; or

(d) holds an interest in the Controlled Person entitling it to exercise more than sixty-six and two-thirds percent (66 2/3%) of the votes that may be cast to elect, replace or appoint the general partner(s) (in the case of a limited partnership), directors, management committee members, trustees or Persons exercising similar functions with respect to the Controlled Person.

"**Superintendent**" means the Superintendent of Financial Services appointed under the *Financial Services Commission of Ontario Act, 1997.*

"**Terminal Actuarial Valuations**" means the actuarial valuations for each and all of the Stelco Main Pension Plans prepared as at the earlier of (i) December 31, 2015; or (ii) the effective date of the actuarial valuations prepared for the purpose of demonstrating that the Stelco Main Pension Plans have achieved Solvency. The actuarial valuations shall be prepared in a manner

(a) that is based on the same actuarial methodology used to perform the Initial Actuarial Valuation, and without any smoothing of the assets and/or liabilities of the particular plan;

(b) which includes all experience gains and losses since the preceding valuation; and

(c) separately discloses the solvency liabilities and related assets with respect to any Benefit Improvements and Wind-up Benefits;

subject to those changes in generally accepted actuarial assumptions that are applicable at the valuation date.

"**Top-up Amount**" means the contributions disclosed in the Terminal Actuarial Valuations filed with the Superintendent (and which has obtained Sanction) which is required to be made into the Stelco Main Pension Plans to achieve Solvency.

"**Wind-up Benefits**" means pension benefits and entitlements that are required to be funded under section 75 of the PBA in the event of the full or partial wind-up of any of the Stelco Main Pension Plans that are not included in the solvency liabilities used to determine the Initial Solvency Deficit or Adjusted Solvency Deficit for that plan at any valuation date.

"**Wind-up Funding**" means any contributions required to be made in accordance with the general regulatory regime of the PBA to a Stelco Main Pension Plan in respect of Wind-up Benefits.

1.2 Interpretation

This Agreement will be interpreted in accordance with the following:

(a) words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b) headings will not affect the interpretation of this Agreement;

(c) references to dollars, unless otherwise specifically indicated, will be references to Canadian Dollars;

(d) the word "including" will mean "including without limitation" and "includes" will mean "includes without limitation";

(e) the expressions "the aggregate", "the total", "the sum" and expressions of similar meaning will mean "the aggregate (or total or sum) without duplication"; and

(f) in the computation of periods of time, unless otherwise expressly provided, the word "from" means "from and excluding" and the words "to" and "until" mean "to and including".

1.3 **Accounting Terms**

All accounting terms not specifically defined in this Agreement will be interpreted in accordance with GAAP.

1.4 **Severability**

If any provision of this Agreement is, or becomes as a result of a change of law or otherwise, illegal, invalid or unenforceable, such provision will be severed from this Agreement and be ineffective to the extent of such illegality, invalidity or unenforceability. The remainder of this Agreement will be construed as if such provision had not been inserted. Without prejudice to any other rights of the parties under or in respect of this Agreement, if the severance of an illegal, invalid or unenforceable provision would result in a material deviation from the general intent and purposes of the parties as reflected in this Agreement, the parties will use their best efforts to negotiate a mutually satisfactory amendment to this Agreement to address such circumstance and to achieve the original intent and purposes of the parties.

1.5 **Entire Agreement**

This Agreement supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties relating to the subject matter hereof and entered into prior to the date of this Agreement.

1.6 **Waiver**

No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement will operate as a waiver of such right; nor will any single or partial exercise of any right under this Agreement preclude any other or further exercise thereof or the exercise of any other right; nor will any waiver of one provision be deemed to constitute a waiver of any other provision (whether or not similar). No waiver of any of the provisions of this Agreement will be effective unless it is in writing and duly executed.

1.7 **Supporting Document**

This Agreement shall be a document that supports each of the Stelco Main Pension Plans. The administrator for each of the Stelco Main Pension Plans shall file or cause to be filed a copy of this Agreement with the Superintendent within sixty (60) days of the effective date of this Agreement.

ARTICLE 2
TRANSITION RULES

2.1 Termination of Section 5.1 Election

The Section 5.1 Election shall cease to apply in respect of each of the Stelco Main Pension Plans on the coming into force of the Stelco Regulation. Notwithstanding that Stelco will not rescind its Section 5.1 Election, Stelco shall not be entitled at any time to make the Section 5.1 Election after the date of this Agreement.

2.2 Application of Stelco Regulation

(1) On the Expiration Date, the Stelco Regulation shall cease to apply to the Stelco Main Pension Plans.

(2) Notwithstanding any term or condition herein, the Stelco Main Pension Plans shall be funded in accordance with the general regulatory regime of the PBA commencing at the earlier of a Solvency Event or January 1, 2016.

ARTICLE 3
FUNDING REGIME UNDER THE STELCO REGULATION

3.1 $400 Million Initial Contribution

(1) On the Plan Implementation Date, Stelco shall make an initial contribution in the aggregate amount of FOUR HUNDRED MILLION DOLLARS ($400,000,000) (the "**Initial Contribution**") to the Stelco Main Pension Plans. The amount of the Initial Contribution required to be made by Stelco will be reduced by any Initial 2006 Monthly Payments.

(2) Stelco shall take all steps required to cause the Initial Contribution to be allocated among the Stelco Main Pension Plans based on an estimate (made by an actuary appointed by Stelco) in accordance with the Allocation Process. This estimate will be based on the December 31, 2004 actuarial valuations or, if available, any preliminary December 31, 2005 valuation results.

(3) Once the Initial Actuarial Valuations have been filed with the Superintendent and the proper allocation of the Initial Contribution has been determined in accordance with the Stelco Regulation (taking into account any Initial 2006 Monthly Payments made), the estimated allocation of the Initial Contribution will be adjusted in accordance with the Allocation Process. Stelco shall take all steps necessary and authorized by the Stelco Regulation to ensure that such contributions are so allocated.

3.2 Level Funding

(1) In lieu of the funding required under the general regulatory regime of the PBA as disclosed in the Annual Actuarial Valuations, Stelco shall make or cause to be made the following contributions (the "**Level Contributions**") in respect of the Stelco Main Pension Plans:

(a) From July 1, 2006 to December 31, 2006, the aggregate amount of THIRTY TWO MILLION, FIVE HUNDRED THOUSAND DOLLARS ($32,500,000) to the Stelco Main Pension Plans, payable in six (6) equal monthly instalments;

(b) From January 1, 2007 to December 31, 2010, the aggregate amount of SIXTY-FIVE MILLION DOLLARS ($65,000,000) per annum to the Stelco Main Pension Plans;

(c) From January 1, 2011 to December 31, 2015, the aggregate amount of SEVENTY MILLION DOLLARS ($70,000,000) per annum to the Stelco Main Pension Plans.

(2) Stelco shall pay or cause to be paid the contributions required under Sections 3.2(1)(b) and 3.2(1)(c) each year in twelve (12) equal monthly instalments.

(3) Stelco shall make or cause to be made the monthly Level Contributions which shall be due on the last day of the month to which the contribution relates. For greater certainty, the first monthly contribution in respect of July, 2006 will not be due under the Stelco Regulation until July 31, 2006.

(4) Stelco shall take all steps required and authorized by the Stelco Regulation to cause the Level Contributions made to be allocated among the Stelco Main Pension Plans in accordance with the Allocation Process.

(5) When the Level Contributions for a particular year in respect of the Stelco Main Pension Plans are allocated in accordance with the Allocation Process, the amount of the contribution allocated to the relevant pension plan shall be at least equal to the normal cost requirement under the General Regulation in respect of that plan as disclosed in the relevant Initial Actuarial Valuation or Annual Actuarial Valuation, as the case may be. However, for greater clarity, the normal cost in respect of a Benefit Improvement required under the General Regulation is in addition to the Level Contribution funding.

3.3 Free Cash Flow Funding

(1) For each plan year from January 1, 2007 to December 31, 2015, in addition to the Level Contributions, Stelco shall pay or cause to be paid into the Stelco Main Pension Plans contributions based on Free Cash Flow in accordance with this Agreement.

(2) Subject to Section 3.3(3), Stelco shall make or cause to be made contributions in respect of any applicable fiscal year commencing January 1, 2007 as follows: to the extent that Free Cash Flow for any such year, subject to Section 3.3(5), exceeds SEVENTY-FIVE MILLION DOLLARS ($75,000,000), Stelco shall contribute or cause to be contributed TWENTY PERCENT (20%) of such excess to the Stelco Main Pension Plans (the "**Free Cash Flow Contribution**"); provided that the Free Cash Flow Contribution will not exceed FIFTY MILLION DOLLARS ($50,000,000) in each of the years 2007, 2008 and 2009 and SEVENTY-FIVE MILLION DOLLARS ($75,000,000) in each of the years 2010 and 2011; provided further that there is no limit on the amount of the Free Cash Flow Contribution in respect of each of the years 2012, 2013, 2014 and 2015.

(3) Notwithstanding Section 3.3(2), in respect of any year:

(a) if Stelco's Average Liquidity is less than or equal to FIVE HUNDRED AND SEVENTY-FIVE MILLION DOLLARS ($575,000,000), the Free Cash Flow Contribution for that particular fiscal year shall be zero; and

(b) if Stelco's Average Liquidity is greater than FIVE HUNDRED AND SEVENTY-FIVE MILLION DOLLARS ($575,000,000), but the difference between such

Average Liquidity and FIVE HUNDRED AND SEVENTY-FIVE MILLION DOLLARS ($575,000,000), (such difference being the "**Liquidity Limit Amount**") is less than the Free Cash Flow Contribution calculated pursuant to Section 3.3(2), the Free Cash Flow Contribution for that particular fiscal year shall be reduced to the Liquidity Limit Amount.

(4) The Free Cash Flow Contribution, if any, shall accrue as of and shall be due on March 31 of the year following the year to which it relates, and Stelco may include such Free Cash Contributions as an asset in-transit in the applicable Annual Actuarial Valuation. Stelco shall allocate or cause to be allocated any Free Cash Flow Contributions among the Stelco Main Pension Plans in accordance with the Allocation Process as though they were additional Level Contributions for the year to which they relate.

(5) Free Cash Flow which is negative in any one immediately preceding fiscal year may be carried forward by Stelco to the next year to reduce positive Free Cash Flow in that year, provided there is no such carry forward of negative Free Cash Flow to the years 2007 and 2008.

(6) Stelco shall deliver to the Province within thirty (30) days of the end of each fiscal year, an Officer's Certificate executed by Stelco's Chief Financial Officer setting out Average Liquidity together with a report of Stelco's auditor on the calculation thereof.

3.4 Benefit Improvements and Funding

(1) Stelco shall, or shall cause, in accordance with the general regulatory regime of the PBA, Improvement Funding to the relevant Stelco Main Pension Plan to commence as at the effective date of a Benefit Improvement to that plan.

(2) Improvement Funding will be in addition to all other funding required under the Stelco Regulation and this Agreement.

(3) Improvement Funding will not be allocated in accordance with the Allocation Process and will not be included in the determination of the Adjusted Solvency Deficit. In addition, any funding of the normal cost required under the General Regulation in respect of a Benefit Improvement shall not be included as part of the normal cost used in the funding test under the Allocation Process in respect of Level Contributions.

(4) Assets relating to Benefit Improvements will not be held separate and apart during the currency of the Stelco Regulation, provided that the liabilities and assets relating to Benefit Improvements are tracked and reported separately.

(5) For the purpose of determining Solvency, assets related to Benefit Improvements that are in excess of the liabilities related to the Benefit Improvements may be included.

3.5 Wind-up Benefits and Wind-up Funding

Wind-up Benefits shall be funded pursuant to Article 7 of this Agreement and the Stelco Regulation.

3.6 Additional Funding

Nothing in this Agreement shall prevent any contributions from being made to the Stelco Main Pension Plans that are additional to the funding required under the Stelco Regulation and this Agreement. All such contributions, except Top-up Amounts, shall be allocated in accordance with the Allocation Process as though they were additional Level Contributions for the year in which they are paid.

3.7 Liability for Funding of Pension Obligations

(1) Subject to any assignment and assumption of a Stelco Main Pension Plan pursuant to Article 6 of this Agreement, Stelco is and shall remain the plan sponsor, the administrator and an employer with respect to each of the Stelco Main Pension Plans under the general regulatory regime of the PBA, the Stelco Regulation and this Agreement.

(2) Persons required to make Level Contributions and Free Cash Flow Contributions to the Stelco Main Pension Plans on behalf of an employer shall be any Person who is a member of the Stelco Group. Notwithstanding any term or condition herein, each member of the Stelco Group shall be liable for all Level Contributions and Free Cash Flow Contributions required to be made to the Stelco Main Pension Plans, but (other than Stelco and the Steel GPs on behalf of the Steel LPs as set out in Section 3.7(3)) (a) no member of the Stelco Group shall have any obligations in respect of the Stelco Main Pension Plans other than the Level Contributions and Free Cash Flow Contributions, and (b) for greater certainty, no member of the Stelco Group shall be deemed to be an employer for any purposes under the PBA or subject to any other obligations imposed on an employer under the PBA by virtue only of its liability hereunder.

(3) Stelco is and shall remain liable in respect of all pension obligations for the Stelco Main Pension Plans. Hamilton Steel GP, for and on behalf of Hamilton Steel LP, shall be a participating employer in each of the Hamilton Plans. Stelco and Hamilton Steel GP, for and on behalf of Hamilton Steel LP, shall each have all of the obligations of an employer relating to each of the Hamilton Plans, but the Hamilton Steel GP, for and on behalf of Hamilton Steel LP, shall not by virtue of its liability hereunder, be deemed to be an employer with respect to the Lake Erie Plans. Lake Erie Steel GP, for and on behalf of Lake Erie Steel LP, shall be a participating employer in each of the Lake Erie Plans. Stelco and Lake Erie Steel GP, for and on behalf of Lake Erie Steel LP, shall each have all of the obligations of an employer relating to each of the Lake Erie Plans, but the Lake Erie Steel GP, for and on behalf of Lake Erie Steel LP, shall not by virtue of its liability hereunder, be deemed to be an employer with respect to the Hamilton Plans.

3.8 Restrictions on Distributions

Stelco shall not, until the Expiration Date, declare or pay any dividends or distributions of any kind on any shares of Stelco or call for redemption or purchase for cancellation or make any capital distribution with respect to any shares of Stelco, save and except for any such payments on any preferred shares of Stelco issued by Stelco after the Plan Implementation Date for fair value and not as part of a dividend on, or any reorganization or reclassification of, any other shares of Stelco.

ARTICLE 4
ACTUARIAL VALUATIONS

4.1 General

(1) The Superintendent will review each actuarial valuation filed under the Stelco Regulation and, within three months of such filing:

(i) if he is satisfied with the valuation, he will advise Stelco in writing that he will not issue a Notice of Proposal; or

(ii) if he is not satisfied with the valuation, he may issue a Notice of Proposal. In such case, and for greater clarity, the Superintendent and Stelco will have all rights (including rights of appeal) provided to each of them under the PBA or at law.

4.2 Initial Actuarial Valuation

On or before May 1, 2006, Stelco shall cause an Initial Actuarial Valuation to be prepared and filed with the Superintendent for each and all of the Stelco Main Pension Plans to determine, among other things, the Initial Solvency Deficit for each and all of such Plans. In the preparation of the Initial Actuarial Valuation in respect of each and all of the Stelco Main Pension Plans, Stelco shall instruct its actuary that the Initial Actuarial Valuation will be prepared in accordance with the Stelco Regulation.

4.3 Annual Actuarial Valuations

(1) Unless a Solvency Event has occurred, for plan years 2006 to 2014 Stelco shall cause the Annual Actuarial Valuations of the Stelco Main Pension Plans to be prepared and filed in accordance with the time deadlines set out in the General Regulation. With respect to the preparation of the Annual Actuarial Valuations, Stelco shall instruct its actuary that, in addition to the regulatory requirements of the General Regulation applicable to actuarial valuations, the Annual Actuarial Valuations will:

(i) determine the Adjusted Solvency Deficit at each valuation date for each of the Stelco Main Pension Plans;

(ii) disclose the funding for the following plan year otherwise provided for under the general regulatory regime of the PBA; and

(iii) reflect actual contributions made up to the effective date of the Annual Actuarial Valuation.

(2) Stelco shall cause the valuation of all Benefit Improvements to be performed and disclosed in the Annual Actuarial Valuation of the relevant Stelco Main Pension Plan. With respect to such Benefit Improvements, Stelco shall instruct its actuary that:

(i) the assets and liabilities related to such Benefit Improvements must be tracked, valued and accounted for separately on a separate schedule to all applicable actuarial reports; and

(ii) the assets and liabilities related to such Benefit Improvements will not be used in the determination of the Adjusted Solvency Deficit, which is to be funded from time to time under the Stelco Regulation. However, for the purposes of determining Solvency, assets related to Benefit Improvements that are in excess of the liabilities for such Benefit Improvements may be included.

(3) Stelco shall cause the separate funding and reporting schedule for Benefit Improvements to continue until the earlier of:

(a) December 31, 2015; and

(b) the occurrence of a Solvency Event.

4.4 Terminal Actuarial Valuations

(1) Stelco shall cause Terminal Actuarial Valuations for each and all of the Stelco Main Pension Plans to be prepared as at the earlier of:

(a) the effective date when such plans have achieved Solvency; and

(b) December 31, 2015.

(2) Stelco shall cause the Terminal Actuarial Valuations to be filed with the Superintendent not later than four months following the effective date of such Terminal Actuarial Valuations.

(i) Terminal Actuarial Valuation with Effective Date that is Prior to December 31, 2015

(3) Where a Terminal Actuarial Valuation with an effective date prior to December 31, 2015 is filed with the Superintendent, Stelco shall continue to make, or cause to be made, all required contributions under Article 3 of this Agreement and shall allocate or cause to be allocated such contributions in accordance with the last Annual Actuarial Valuation of the relevant Stelco Main Pension Plan for which Sanction was obtained until the earlier of:

(a) Terminal Actuarial Valuation Sanction; and

(b) December 31, 2015.

Thereafter, contributions shall be in accordance with the general regulatory regime of the PBA.

(4) Despite paragraph 4.4(3) above, from and after Sanction, future contributions to the Stelco Main Pension Plans may be adjusted to reflect the difference between contributions actually paid into the relevant pension plan and contributions required to be paid under the general regulatory regime of the PBA from the effective date of the Terminal Actuarial Valuation. Any over-

contributions may be withdrawn from the relevant pension plan, subject to the approval of the Superintendent as to the amount.

(i) Terminal Actuarial Valuation with Effective Date that is as at December 31, 2015

(5) Where a Terminal Actuarial Valuation with an effective date of December 31, 2015 is filed with the Superintendent, Stelco shall make or cause to be made all contributions to the relevant Stelco Main Pension Plan from and after January 1, 2016 in accordance with the general regulatory regime of the PBA as reflected in the last Annual Actuarial Valuation for which Sanction was obtained.

(6) Despite paragraph 4.4(5) above, from and after Sanction, future contributions to the Stelco Main Pension Plans may be adjusted to reflect the difference between contributions actually paid into the relevant pension plan and contributions required to be paid under the general regulatory regime of the PBA from the effective date of the Terminal Actuarial Valuation. Any over-contributions may be withdrawn from the relevant pension plan, subject to the approval of the Superintendent as to the amount.

ARTICLE 5
ALLOCATION AND PAYMENT PROCEDURES

5.1 Allocation of Contributions

Stelco shall take all steps required and authorized by the Stelco Regulation to cause any contributions made to the Stelco Main Pension Plans (other than any Improvement Funding, Wind-up Funding and any Top-up Amounts) to be allocated among such plans in accordance with the Allocation Process.

ARTICLE 6
SALES OR OTHER DISPOSITION OF STELCO ASSETS

6.1 Sales or Other Dispositions

(1) Stelco shall not effect a Disposition of all or substantially all of its assets unless, prior to completion of such Disposition, the acquiror agrees in writing with the Superintendent to be bound by and adhere to the obligations of Stelco hereunder pursuant to a form of assumption agreement satisfactory to the Superintendent, acting reasonably.

(2) In the event of a Steel LP Asset Sale, where the acquiror concurrent with the completion and closing of such acquisition has elected to assume all rights, obligations and liabilities in respect of a Stelco Main Pension Plan, including sponsorship of such plan, the acquiror, with the agreement of Stelco, shall have the option to either:

(a) be bound by this Agreement, in which case Stelco shall cause the acquiror to execute and deliver to the Superintendent an assumption and assignment agreement under which the acquiror assumes all rights, obligations and liabilities of the applicable Steel GP and Steel LP under this Agreement, and the affected Stelco Main Pension Plan shall continue to be a participating pension plan under the Stelco Regulation; or

(b) commence funding the affected Stelco Main Pension Plan or Plans in accordance with the general regulatory regime of the PBA.

(3) In the event of a Steel LP Sale, where the Steel GP on behalf of the Steel LP agrees to assume all rights, obligations and liabilities of a Stelco Main Pension Plan or Plans, including sponsorship of such plan or plans, the Steel GP on behalf of the Steel LP, with the agreement of Stelco, shall have the option to either:

(a) continue to be bound by this Agreement, in which case the Steel GP on behalf of the Steel LP shall execute and deliver to the Superintendent notice of its intention to continue to be so bound, and the affected Stelco Main Pension Plan or Plans shall continue to be a participating pension plan or plans under the Stelco Regulation; or

(b) commence funding the affected Stelco Main Pension Plan or Plans in accordance with the general regulatory regime of the PBA.

(4) In the event that an acquiror, or the Steel GP on behalf of the Steel LP, as the case may be, elects to assume the general funding requirements under the general regulatory regime of the PBA pursuant to Section 6.1(2)(b) or 6.1(3)(b) in respect of a Stelco Main Pension Plan or Plans:

(a) Stelco shall, only in such event, have authority to serve notice under the Stelco Regulation in writing to the Superintendent that the relevant Stelco Main Pension Plan or Plans will cease to be a participating pension plan or plans under the Stelco Regulation and will be funded in accordance with the General Regulation; and

(b) the Stelco Group shall remain obligated for all contributions required under the Stelco Regulation and this Agreement without reduction in the amounts of those contributions for the consequences of Section 6.1(4)(a). Any contributions made after such time will be allocated among the remaining Stelco Main Pension Plans in accordance with the Allocation Process.

(5) In the event of a Steel LP Sale where either:

(a) a Steel GP on behalf of a Steel LP has made an election under Section 6.1(3)(b) of this Agreement with respect to each Stelco Main Pension Plan of which such Steel GP on behalf of a Steel LP is a participating employer and Stelco has served notice to the Superintendent under Section 6.1(4)(a) of this Agreement with respect to each such Stelco Main Pension Plan; or

(b) a Steel GP on behalf of a Steel LP has made an election under Section 6.1(3)(b) of this Agreement with respect to a Stelco Main Pension Plan of which such Steel GP on behalf of a Steel LP is a participating employer and Stelco has served notice to the Superintendent under Section 6.1(4)(a) of this Agreement with respect to such Stelco Main Pension Plan, and such Steel GP, on behalf of a Steel LP, is not otherwise participating in any other Stelco Main Pension Plan, but has assumed all the assets and liabilities under any applicable Stelco Main Pension Plan in respect of all its employees

(including its employees not covered in the Stelco Main Pension Plan assumed pursuant to a Steel LP Sale), and regulatory approval to any such asset transfer has been obtained,

such Steel GP and the Steel LP for which the Steel GP has made the election shall cease to be included within the Stelco Group.

ARTICLE 7
FUNDING ON PLAN WIND-UP

7.1 Wind-Up Benefits and Funding

(1) If any of the Stelco Main Pension Plans is terminated after January 1, 2006, in whole or in part, before a Solvency Event occurs,

(a) the Wind-up Benefits shall be determined as at the relevant wind-up date; and

(b) Stelco shall commence or cause to be commenced Wind-up Funding in respect of the Wind-up Benefits of the terminated plan as of the wind-up date.

(2) Wind-up Funding will be in addition to all other funding required under the Stelco Regulation and this Agreement.

(3) Wind-up Funding will not be allocated in accordance with the Allocation Process and, subject to Section 7.1(5) and the definition of Solvency, will not be included in the determination of the Adjusted Solvency Deficit.

(4) Assets relating to Wind-up Funding will not be held separate and apart during the currency of the Stelco Regulation, provided that the liabilities and assets relating to Wind-up Benefits are tracked and reported separately.

(5) Any assets related to Wind-up Funding that are in excess of the related Wind-up Benefit liabilities may be included to demonstrate that Solvency of the relevant Stelco Main Pension Plan has been achieved.

(6) If a Stelco Main Pension Plan is wound up in whole or in part, the Stelco Group will remain obligated for all contributions required under the Stelco Regulation and this Agreement for the Stelco Main Pension Plans without reduction in the amounts of those contributions for the consequences of such a windup.

ARTICLE 8
NON CORE SUBSIDIARIES

8.1 Not Subject to Section 5.1 Election

The Non Core Pension Plans are not subject to the Section 5.1 Election.

8.2 Assumption of Pension Liabilities

Stelco acknowledges and confirms that it has assumed all registered pension plan liabilities related to any non-transferred employees and retirees who are members of the Stelpipe Hourly Plan and Stelpipe Salaried Plan. Stelco shall assume all registered pension plan liabilities related to any non-transferred employees and retirees who are members of the Welland Hourly Plan and Welland Salaried Plan in accordance with arrangements similar to those provided in an order of the Ontario Superior Court of Justice dated September 6, 2005 respecting the sale of Stelpipe Ltd.

8.3 Funding of Non Core Pension Plans

Stelco shall fund all Non Core Pension Plans in accordance with the general regulatory regime of the PBA.

ARTICLE 9
PENSION BENEFITS GUARANTEE FUND ASSESSMENT

9.1 PBGF Assessments

(1) Effective as of the date of this Agreement, Stelco will no longer be obliged to pay the special PBGF assessments attributable to the Section 5.1 Election.

(2) The PBGF assessments due with respect to the Stelco Main Pension Plans in September, 2006 and annually, thereafter will be no greater than the assessments required under the General Regulation.

(3) The PBGF assessments shall not be paid from the pension funds of any of the Stelco Main Pension Plans until December 31, 2015.

(4) The PBGF assessments shall be paid in addition to the funding requirements for the Stelco Main Pension Plans.

ARTICLE 10
GENERAL

10.1 Reciprocal Agreement

(1) Each administrator and employer under the Stelco Main Pension Plans shall provide to the administrator of and other employers under any of the Stelco Main Pension Plans, such reports and information required by the administrator or other employer in order to fulfil its obligations under this Agreement, the Stelco Regulation and the general regulatory regime of the PBA, including, without limitation:

(a) every report submitted to the Superintendent under the Stelco Regulation or this Agreement;

(b) every Notice of Proposal issued in respect of a Stelco Main Pension Plan; and

(c) on request, a document that creates and supports a Stelco Main Pension Plan.

(2) The reports and information referred to in Section 10.1(1) shall be made available within sixty (60) days of their filing, issuance or request, as the case may be.

10.2 Amendments, etc.

No amendment or waiver of any provision of this Agreement, nor consent to any departure by Stelco or any other Person from such provisions, is effective unless in writing and approved by the parties hereto. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given.

10.3 Notices, etc.

Any notice, direction or other communication to be given under this Agreement will, except as otherwise permitted, be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(i) to Stelco at:

Stelco Inc.
386 Wilcox Street
P.O. Box 2030
Hamilton, Ontario
L8L 8K5

Attention: Chief Financial Officer

Facsimile: 905-308-7002

(ii) to Hamilton Coke Limited Partnership, by its general partner Hamilton Coke GP Inc. at:

Hamilton Coke Limited Partnership
386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: Chief Financial Officer

(iii) to Hamilton Land Limited Partnership, by its general partner Hamilton Land GP Inc. at:

Hamilton Land Limited Partnership
386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: Chief Financial Officer

(iv) to Hamilton Steel Limited Partnership, by its general partner Hamilton Steel GP Inc. at:

Hamilton Steel Limited Partnership
386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: Chief Financial Officer

(v) to Lake Erie Coke Limited Partnership, by its general partner Lake Erie Coke GP Inc. at:

Lake Erie Coke Limited Partnership
2330 Regional Road #3
General Delivery
Nanticoke, Ontario
N0A 1L0

Attention: Chief Financial Officer

(vi) to Lake Erie Land Limited Partnership, by its general partner Lake Erie Land GP Inc. at:

Lake Erie Land Limited Partnership
2330 Regional Road #3
General Delivery
Nanticoke, Ontario
N0A 1L0

Attention: Chief Financial Officer

(vii) to Lake Erie Steel Limited Partnership, by its general partner Lake Erie Steel GP Inc. at:

Lake Erie Steel Limited Partnership
2330 Regional Road #3
General Delivery
Nanticoke, Ontario
N0A 1L0

Attention: Chief Financial Officer

(viii) to the Superintendent at:

Deputy Superintendent, Pensions
Financial Services Commission of Ontario
5160 Yonge Street
4th Floor, Box 85
Toronto, Ontario
M2N 6L9

Fax: 416-226-7787

(ix) to the Province at:

Minister of Finance
Ministry of Finance
7 Queen's Park Crescent, 7th Floor
Toronto, Ontario M7A 1Y7
Tel: 416-325-0400
Fax: 416-325-0374

-and-

Deputy Minister of Finance
Ministry of Finance
7 Queen's Park Crescent, 7th Floor

Toronto, Ontario M7A 1Y7
Tel: 416-325-1592
Fax: 416-325-1595

Any such communication will be deemed to have been validly and effectively given if:

(i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time), otherwise on the next Business Day, or

(ii) transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission.

10.4 Successors and Assigns

(1) This Agreement will become effective when executed by the parties and after that time will be binding upon and enure to the benefit of Stelco, the General Partners and the Limited Partnerships and their respective successors and permitted assigns.

(2) Subject to Article 6, Stelco, the General Partners and the Limited Partnerships will not have the right to assign their rights or obligations under this Agreement or any interest in this Agreement without the prior consent of the Province, which consent may not be unreasonably withheld.

10.5 Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Stelco hereby irrevocably consents and submits to the non-exclusive jurisdiction of the Ontario Superior Court of Justice and waives any objection based on venue or forum non conveniens with respect to any action commenced in connection with this Agreement.

10.6 Counterparts

This Agreement may be executed in any number of counterparts (including by way of facsimile) and all of such counterparts taken together will be deemed to constitute one and the same instrument.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the signatories hereto has caused this Agreement to be signed by its or his respective duly authorized officers or representatives as of the date first above written.

STELCO INC.

Per: ______________________

Name: Courtney Pratt
Title: President and Chief Executive Officer

Per: ______________________

Name: William E. Vaughan
Title: Senior VP Finance and Chief Financial Officer

I/We have authority to bind the Corporation

HAMILTON COKE LIMITED PARTNERSHIP,
by its general partner
HAMILTON COKE GP INC.

Per: ______________________

Name: Gary Seichter
Title: Secretary

I have authority to bind the Corporation

HAMILTON LAND LIMITED PARTNERSHIP,
by its general partner
HAMILTON LAND GP INC.

Per: ______________________

Name: Gary Seichter
Title: Secretary

I have authority to bind the Corporation

HAMILTON STEEL LIMITED PARTNERSHIP,
by its general partner
HAMILTON STEEL GP INC.

Per: [signature]
Name: Gary Seichter
Title: Secretary

I have authority to bind the Corporation

LAKE ERIE COKE LIMITED PARTNERSHIP,
by its general partner
LAKE ERIE COKE GP INC.

Per: [signature]
Name: Gary Seichter
Title: Secretary

I have authority to bind the Corporation

LAKE ERIE LAND LIMITED PARTNERSHIP,
by its general partner
LAKE ERIE LAND GP INC.

Per: [signature]
Name: Gary Seichter
Title: Secretary

I have authority to bind the Corporation

LAKE ERIE STEEL LIMITED PARTNERSHIP,
by its general partner
LAKE ERIE STEEL GP INC.

Per: [signature]
Name: Gary Seichter
Title: Secretary

I have authority to bind the Corporation

LAKE ERIE STEEL LIMITED PARTNERSHIP,
by its general partner
LAKE ERIE STEEL GP INC.

Per: [signature]
Name: Gary Seichter
Title: Secretary

I have authority to bind the Corporation

SUPERINTENDENT OF FINANCIAL SERVICES

Per: ______________________________
Name: K. David Gordon
Title: Deputy Superintendent, Pensions

HER MAJESTY THE QUEEN IN RIGHT OF ONTARIO, AS REPRESENTED BY THE MINISTER OF FINANCE

Per: ______________________________
Name: ~~Hon.~~ Dwight Duncan
Title: Minister of Finance

GOODMANS\\STEEL.EJ\5256620.22

56

CIT BUSINESS CREDIT CANADA INC.

as ABL Agent

and

1685970 ONTARIO INC.

as Term Agent

and

BNY TRUST COMPANY OF CANADA AND THE BANK OF NEW YORK

as Secured Notes Trustees

and

STELCO INC.

as Borrower

and

CERTAIN SUBSIDIARIES OF STELCO

as Guarantors

INTER-CREDITOR AGREEMENT

March 31, 2006

STIKEMAN ELLIOTT LLP

5056817 v18

TABLE OF CONTENTS

SECTION 1 DEFINITIONS

SECTION 2 SUBORDINATION AND POSTPONEMENTS

SECTION 3 ENFORCEMENT RIGHTS RESPECTING THE COLLATERAL

SECTION 4 APPLICATION OF PROCEEDS OF THE COLLATERAL; DISPOSITIONS AND RELEASES OF THE PRIORITY COLLATERAL; INSPECTION AND INSURANCE

SECTION 5 INSOLVENCY PROCEEDINGS

SECTION 6 CREDIT DOCUMENTS

SECTION 7 RELIANCE; WAIVERS; ETC.

SECTION 8 MISCELLANEOUS

ADDENDA

INTER-CREDITOR AGREEMENT

THIS INTER-CREDITOR AGREEMENT, dated as of the 31st day of March, 2006, by and among CIT Business Credit Canada Inc., in its capacity as administrative agent for itself and the lenders from time to time party to the ABL Credit Agreement (as hereinafter defined) (the "**ABL Agent**"), 1685970 Ontario Inc. in its capacity as agent for itself and the lenders from time to time party to the Term Credit Agreement (as hereinafter defined) (the "**Term Agent**"), BNY Trust Company of Canada (the "**Canadian Trustee**") and The Bank of New York (the "**U.S. Trustee**", and together with the Canadian Trustee, the "**Secured Notes Trustees**"), as co-trustees under the Secured Notes Trust Indenture (as hereinafter defined) (collectively, the "**Secured Notes Trustees**"), Stelco Inc., as borrower (the "**Borrower**"), Hamilton Steel Limited Partnership, Hamilton Steel GP Inc., Lake Erie Steel Limited Partnership, Lake Erie Steel GP Inc., Hamilton Coke Limited Partnership, Hamilton Coke GP Inc., Lake Erie Coke Limited Partnership, Lake Erie Coke GP Inc., HMLTN Energy Limited Partnership, HMLTN Energy GP Inc., Lake Erie Energy Limited Partnership, Lake Erie Energy GP Inc., HLE Mining Limited Partnership, HLE Mining GP Inc., Hamilton Land Limited Partnership, Hamilton Land GP Inc., Lake Erie Land Limited Partnership, Lake Erie Land GP Inc., CHT Steel Company Inc., 6076483 Canada Inc., Welland Pipe Ltd., 6076475 Canada Inc., Stelpipe Ltd., Stelcam Holdings Inc., Camrose Tubes Limited, Commercial Distribution Services, Inc., Stelco Holding Company, Ontario Hibbing Company, Stelco Coal Company, Chisholm Coal Company, Ontario Eveleth Company, Stelco Erie Corporation, Kanawha Coal Company, Ontario Coal Company, Ontario Tilden Company and Stelco USA, Inc. (collectively, the "**Guarantors**").

RECITALS:

(a) The Borrower has entered into a credit agreement dated as of March 31, 2006 (as the same may be amended, amended and restated, renewed, extended, altered, restructured, supplemented, modified and/or replaced from time to time, the "**ABL Credit Agreement**") with the ABL Agent and the ABL Lenders (as hereinafter defined) pursuant to which the ABL Lenders have made available to the Borrower a revolving credit facility in a maximum amount of $600,000,000, plus Protective Advances (as hereinafter defined);

(b) The ABL Agent has obtained a Lien (as hereinafter defined) over all of the assets, property and undertaking of the Credit Parties;

(c) The Borrower has entered into a credit agreement dated as of March 31, 2006 (as the same may be amended, amended and restated, renewed, extended, altered, restructured, supplemented, modified and/or replaced from time to time, the "**Term Credit Agreement**")

with the Term Agent and the Term Credit Lenders (as hereinafter defined) pursuant to which the Term Credit Lenders have made available to the Borrower a revolving term credit facility in a maximum amount not to exceed $375,000,000 (plus any Term Credit Capitalized Interest Payments (as hereinafter defined));

(d) The Term Agent has obtained a Lien over all of the assets, property and undertaking of the Credit Parties;

(e) The Borrower and the Secured Notes Trustees have entered into a trust indenture (the "**Platform Trust Indenture**") and a first supplemental trust indenture (the "**Supplemental Trust Indenture**") (each as the same may be amended, amended and restated, renewed, extended, altered, restructured, supplemented, modified and/or replaced from time to time, collectively the "**Secured Notes Trust Indenture**") each dated as of March 31, 2006 providing for the issuance of the Secured Notes (as hereinafter defined) by the Borrower in an aggregate principal amount of up to the United States Dollar equivalent of $275,000,000 (plus any Secured Notes Capitalized Interest Payments (as hereinafter defined));

(f) The Secured Notes Trustees have obtained a Lien over all of the assets, property and undertaking of the Credit Parties;

(g) Each of the Guarantors has granted an unconditional guarantee to each of the ABL Agent, the Term Agent and the Secured Notes Trustees of all liabilities, indebtedness and obligations of the Borrower under or in respect of the ABL Credit Documents, the Term Credit Documents and the Secured Notes Credit Documents, as the case may be (each as hereinafter defined); and

(h) The ABL Agent, the Term Agent, the Secured Notes Trustees and the Credit Parties wish to enter into this Agreement setting forth their agreement with respect to (i) the relative priorities of the respective Liens granted to the ABL Agent, the Term Agent and the Secured Notes Trustees and the enforcement of such Liens, (ii) the right to receive payments under the ABL Credit Documents, the Term Credit Documents and the Secured Notes Credit Documents (each as hereinafter defined), and (iii) certain related matters.

In consideration of the premises and the mutual covenants and conditions herein contained, the ABL Agent, for itself and on behalf of the ABL Lenders, the Term Agent, for itself and on behalf of the Term Credit Lenders, the Secured Notes

Trustees, for themselves and on behalf of the holders of the Secured Notes, and the Credit Parties, intending to be legally bound, agree as follows:

SECTION 1 DEFINITIONS

The following terms, as used herein, have the following meanings:

"**ABL Agent**" has the meaning ascribed thereto in the Recitals, its successors and assigns.

"**ABL Credit Agreement**" has the meaning ascribed thereto in the Recitals.

"**ABL Credit Documents**" means (i) the ABL Credit Agreement, (ii) the ABL Security Documents and any other "Loan Documents" as defined in the ABL Credit Agreement, and (iii) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to extend, replace, refinance or refund in whole or in part the indebtedness and other obligations outstanding under the ABL Credit Agreement or any other agreement or instrument referred to in clause (ii) or this clause (iii).

"**ABL Default**" means any event that, with the passage of time or giving of notice or both, would, unless cured or waived, become an ABL Event of Default.

"**ABL Event of Default**" means an "Event of Default" as such term is defined in the ABL Credit Agreement.

"**ABL Facility**" means the revolving credit facility established by the ABL Lenders in favour of the Borrower under the ABL Credit Documents in a maximum principal amount not to exceed $600,000,000 (plus Protective Advances).

"**ABL Lenders**" means CIT Business Credit Canada Inc., GE Canada Finance Holding Company, any other lender who becomes a lender pursuant to the terms of the ABL Credit Agreement and their respective successors and assigns.

"**ABL Lien**" means any Lien granted or purported to be granted to any ABL Secured Party as security for any ABL Obligation.

"**ABL Obligations**" means (i) all principal of and interest and premium (if any) on all loans made pursuant to the ABL Credit Documents, (ii) all

reimbursement obligations (if any) and interest thereon with respect to any letter of credit or similar instruments issued pursuant to the ABL Credit Documents, (iii) all Cash Management Obligations of any Credit Party, and (iv) all fees, costs, expenses, indemnification obligations and other amounts payable from time to time pursuant to the ABL Credit Documents, in each case whether or not allowed or allowable in an Insolvency Proceeding. To the extent any payment with respect to any ABL Obligation (whether by or on behalf of any Credit Party, as proceeds of security, enforcement of any right of set-off or otherwise) is declared to be a fraudulent conveyance or a preference in any respect, set aside or required to be paid to any Term Credit Secured Party, Secured Notes Secured Party, any receiver or any other Person, then the obligation or part thereof originally intended to be satisfied shall, for the purposes of this Agreement and the rights and obligations of the ABL Secured Parties, the Term Credit Secured Parties and the Secured Notes Secured Parties be deemed to be reinstated and outstanding as if such payment had not occurred.

"**ABL Obligations Payment Date**" means the first date on which (i) the ABL Obligations (other than those that constitute Unasserted Contingent Obligations) have been indefeasibly paid in cash in full (or cash collateralized or defeased in accordance with the terms of the ABL Credit Documents), (ii) all commitments to extend credit under the ABL Credit Documents have been terminated, and (iii) there are no outstanding letters of credit or similar instruments issued under the ABL Credit Documents (other than such as have been cash collateralized or defeased in accordance with the terms of the ABL Credit Documents).

"**ABL Priority Collateral**" means all present and future:

(a) Accounts, Inventory (including any and all returned or repossessed merchandise or other goods which by sale resulted in Accounts) and Other Collateral of the Credit Parties;

(b) books, records, ledger cards, files, correspondence, invoices, documents, papers, electronically recorded data, computer programs, tapes, disks and related software (owned by any Credit Party or in which any Credit Party has an interest, including any and all access codes in respect thereof) that at any time evidence or contain information relating to any Accounts, Inventory, Other Collateral or Policies (as defined below) of the Credit Parties or are otherwise necessary in the collection thereof or realization thereupon;

(c) guarantees, letters of credit, letters of guarantee, encumbrances on real or personal property, leases and other agreements and property of any

Person other than a Credit Party that at any time in any way secure or relate to any Accounts, Inventory, Other Collateral or Policies of the Credit Parties, or are acquired for the purpose of securing any item thereof, but only to the extent that such item(s) relate to ABL Priority Collateral and excluding any portion thereof that relates to Term Priority Collateral;

(d) chattel paper, instruments and Documents of Title at any time evidencing or to the extent pertaining to any Accounts, Inventory, Other Collateral or Policies of the Credit Parties and all rights of any Credit Party thereunder;

(e) policies and certificates of insurance pertaining to the items covered by clauses (a) through (d) above, including business interruption insurance relating to the Credit Parties' respective businesses and credit/receivables insurance, all policies issued by the Export Development Corporation and any other export insurer to the extent relating to the items covered by clauses (a) through (d) above, together with any and all schedules and endorsements thereto from time to time and any and all monies and other sums payable to or receivable by any Credit Party from time to time under any of the foregoing, together with any and all present and future rights and benefits of any Credit Party under and in connection with any of the foregoing and all agreements, permissions, approvals and consents from time to time granted to any Credit Party under any or in connection with any of the foregoing, and all covenants, terms, conditions, representations and warranties made or expressed therein or implied by law in relation thereto, and all rights granted to each Credit Party under any of the foregoing to make claims, enforce performance, sue for and collect amounts owing, give consents or approvals, make selections, exercise options, participate in arbitration or other legal proceedings and/or give notices and declare defaults thereunder (collectively, the "**Policies**"); and

(f) proceeds of (a) to (e) above and all claims of any Credit Party against third parties for loss of, damage to, or destruction of, and payments due or to become due under leases, rentals and hires of, any or all of (a) to (e) above and proceeds payable under, or unearned premiums with respect to the Policies.

"**ABL Priority Collateral Enforcement Request Notice**" has the meaning given to the term in Section 3.1(1).

"**ABL Secured Parties**" means (i) the ABL Agent on behalf of itself and the ABL Lenders, and (ii) the ABL Lenders.

"**ABL Security Documents**" means any of the Loan Documents (as defined in the ABL Credit Agreement) which creates an ABL Lien, including without limitation the Mortgages (as defined in the ABL Credit Agreement).

"**ABL Term Priority Collateral Capped Amount**" means $300,000,000 or such lesser amount as may be agreed to by the ABL Agent or its successor in its sole discretion from time to time.

"**Accounts**" means any and all of the Credit Parties' existing and future: (a) accounts (as defined in the PPSA), and any and all other receivables (whether or not specifically listed on schedules furnished to the ABL Secured Parties), including all accounts created by, or arising from, any of the Credit Parties' sales, leases, rentals of goods or renditions of services to its customers, including those accounts arising under the Credit Parties' trade names or styles, or through the Credit Parties' divisions; (b) indemnification rights in respect of other ABL Priority Collateral (but only to the extent such rights relate to ABL Priority Collateral) and tax refunds; (c) proceeds or royalties of any and all licensing agreements or arrangements between the Credit Parties and any licencee of the Credit Parties' General Intangibles so long as such General Intangibles are or relate to ABL Priority Collateral; (d) credit balances arising in connection with or pursuant to any of the foregoing; (e) General Intangibles pertaining to and to the extent necessary for the collection, realization, processing, sale or recovery in respect of any of the foregoing (including, without limitation, all rights to payment in respect of the foregoing, including, without limitation, those arising in connection with bank and non-bank credit cards) and including, without limitation, books and records and any electronic media and software relating to any and all of the foregoing (including any access codes in respect thereof); (f) notes, deposits or property of account debtors securing the obligations of any such account debtors to any Credit Party; (g) cash and non-cash proceeds of any and all of the foregoing; (h) all demands, monies, choses in action and claims for monies now or hereafter due and payable in connection with any and all of the foregoing or otherwise; and (i) all unpaid sellers or lessors rights (including rescission, replevin, reclamation, repossession and stoppage in transit) relating to the foregoing or arising therefrom and all rights to any goods represented by any of the foregoing, including rights to returned, reclaimed or repossessed goods.

"**Affiliate**" means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with, such Person.

"**Agreement**" means this inter-creditor agreement, as the same may be amended, amended and restated, renewed, extended, altered, restructured, supplemented, modified and/or replaced from time to time.

"**Asset Sale Proceeds**" means proceeds of any sale or other disposition of any Collateral (but excluding sales of Inventory in the ordinary course of business) received by a Credit Party net of (i) commissions and other reasonable and customary transaction costs, fees and expenses properly attributable to such transaction and payable by or on behalf of the applicable Credit Party in connection therewith, (ii) transfer taxes, goods and services taxes and sales taxes, as applicable, (iii) amounts payable to holders of Liens on such property or assets, if any, that rank ahead of the Liens in favour of the Secured Party entitled to such proceeds hereunder (for greater certainty, without prejudice to the rights and remedies of such Secured Party under its Credit Documents to the extent such Liens are not permitted thereunder) (iv) claims of any other affected creditors (to the extent required to be satisfied by and subject to applicable laws), and (v) an appropriate reserve for taxes, if any, in accordance with applicable tax laws in connection therewith.

"**Availability**" has the meaning given to the term in the ABL Credit Agreement as in effect on the date hereof.

"**Bankruptcy Act**" means the *Bankruptcy and Insolvency Act* (Canada), as amended from time to time.

"**Borrower**" has the meaning ascribed thereto in the Recitals, its successors and assigns.

"**Business Day**" means any day, other than a Saturday or Sunday, on which banks are generally open for business in Toronto, Ontario.

"**Capitalized Interest Payments**" means Term Credit Capitalized Interest Payments and Secured Notes Capitalized Interest Payments.

"**Cash Management Obligations**" means, with respect to any Credit Party, any obligations of such Credit Party owed to any ABL Secured Party (or any of its Affiliates) in respect of treasury management arrangements, depository or other cash management services.

"**CCAA**" means the *Companies' Creditors Arrangement Act* (Canada), as amended from time to time.

"**chattel paper**" has the meaning given to the term in the PPSA.

"**Collateral**" means, as the context requires, ABL Priority Collateral, Term Priority Collateral, or both.

"**Commencement Date**" has the meaning given to the term in Section 3.10 of this Agreement.

"**Credit Documents**" means the ABL Credit Documents, the Term Credit Documents and the Secured Notes Credit Documents.

"**Credit Party**" means the Borrower, each Guarantor and any other Person from time to time after the date hereof who provides an ABL Lien, a Term Credit Lien or a Secured Notes Lien, as the case may be, and their respective successors and assigns and "Credit Parties" means all of the foregoing.

"**Credit Party Real Property**" means:

(i) all lands and premises in which any Credit Party has any legal or beneficial interest, including without limitation any leasehold interest, together with all rights-of-way, easements, licences and privileges appurtenant or appertaining thereto;

(ii) all buildings, erections, structures and improvements now or hereafter constructed or placed in, under or on the said lands and premises; and

(iii) all fixed machinery, plant, apparatus and fittings and other fixtures now or hereafter, constructed or placed on or attached to the said lands and premises or used in connection therewith.

"**Default**" means an ABL Default, Term Default or Secured Notes Default, as the case may be.

"**Disposition**" means, with respect to any property or asset of any Person, any direct or indirect sale, assignment, cession, transfer (including any transfer of title or possession), exchange, conveyance, release or gift of such property or asset, including by means of a sale-leaseback transaction (unless accounted for as a capital lease obligation) and including any such transfer arising on liquidation, dissolution or winding up of such Person; and "**Dispose**" and "**Disposed**" have meanings correlative thereto.

"**Documents of Title**" means all present and future documents of title (as defined in the PPSA), and any and all warehouse receipts, bills of lading, shipping documents, and similar documents, all whether negotiable or not and all goods relating thereto and all cash and non-cash proceeds of the foregoing.

"Enforcement Action" means, with respect to the ABL Obligations, the Term Credit Obligations and the Secured Notes Obligations, as the case may be, the commercially reasonable exercise of any rights and remedies with respect to any Collateral or the commercially reasonable commencement and prosecution of enforcement of any of the rights and remedies under, as applicable, the ABL Credit Documents, the Term Credit Documents or the Secured Notes Credit Documents, as the case may be, or under applicable law, in each case after an applicable Event of Default, including without limitation the exercise of any rights and remedies of secured creditors under the CCAA, the Bankruptcy Act or the PPSA.

"Equipment" means all "equipment," as such term is defined in the PPSA, now owned or leased or hereafter acquired or leased by any Credit Party, wherever located and, in any event, including all such Credit Party's machinery and equipment, including processing equipment, conveyors, machine tools, data processing and computer equipment, including embedded software and peripheral equipment and all engineering, processing and manufacturing equipment, office machinery, furniture, materials handling equipment, tools, attachments, accessories, automotive equipment, trailers, trucks, forklifts, molds, dies, stamps, motor vehicles, rolling stock and other equipment of every kind and nature, trade fixtures and fixtures not forming a part of real property, together with all General Intangibles related thereto, additions and accessions thereto, replacements therefor, all parts therefor, all substitutes for any of the foregoing, fuel therefor, and all manuals, drawings, instructions, warranties and rights with respect thereto, and all products and proceeds thereof and condemnation awards and insurance proceeds with respect thereto.

"Event of Default" means an ABL Event of Default, Term Event of Default or Secured Notes Event of Default, as the case may be.

"Excess Interest" has the meaning given to the term in the Term Credit Agreement.

"Exchange Notes" means the senior exchange notes issued by the Borrower pursuant to the Exchange Note Indenture as contemplated by the Term Credit Agreement.

"Exchange Note Indenture" means the note indenture to be entered into with respect to the Exchange Notes to be issued by the Borrower as contemplated by the Term Credit Agreement.

"Exchange Note Trustee" means the trustee under the Exchange Note Indenture.

"**General Intangibles**" means all present and hereafter acquired intangibles, and shall include all present and future right, title and interest in and to: (a) all trademarks, tradenames, corporate names, business names, logos and any other designs or sources of business identities; (b) patents, together with any improvements on said patents, utility models, industrial models, and designs; (c) copyrights; (d) trade secrets; (e) licenses, permits and franchises; (f) all applications with respect to the foregoing; (g) all right, title and interest in and to any and all extensions and renewals; (h) all goodwill with respect to any of the foregoing; (i) any other forms of similar intellectual property; and (j) all customer lists, distribution agreements, supply agreements and blueprints.

"**General Partners**" means Hamilton Steel GP Inc., Lake Erie Steel GP Inc., Hamilton Coke GP Inc., Lake Erie Coke GP Inc., HMLTN Energy GP Inc., Lake Erie Energy GP Inc., HLE Mining GP Inc., Hamilton Land GP Inc. and Lake Erie Land GP Inc.

"**Governmental Authority**" means the Government of Canada, the government of any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including the Basel Committee on Banking Supervision of the Bank for International Settlements.

"**Guarantors**" has the meaning given to that term in the Recitals, and their respective successors and assigns.

"**Insolvency Proceeding**" means any proceeding in respect of bankruptcy, insolvency, winding up, receivership, dissolution or assignment for the benefit of creditors, including the Bankruptcy Act, the CCAA or any similar Canadian or foreign bankruptcy, insolvency, reorganization, receivership or similar law.

"**instrument**" has the meaning given to the term in the PPSA.

"**Insurance Proceeds**" means insurance proceeds or other awards payable to any of the Credit Parties (including, without limitation, by the Export Development Corporation) in connection with the loss, destruction or condemnation of any Collateral of the Credit Parties, net of (i) reasonable costs, fees and expenses for repairing or replacing any such property or assets, and (ii) amounts payable to holders of Liens, if any, that rank ahead of

the Liens in favour of the Secured Party entitled to such proceeds or other awards hereunder (for greater certainty, without prejudice to the rights and remedies of such Secured Party under its Credit Documents to the extent that such Liens are not permitted thereunder).

"**intangibles**" has the meaning given to the term in the PPSA.

"**Inventory**" means any and all of the Credit Parties' present and hereafter acquired inventory (as defined in the PPSA), including, without limitation, all additions, substitutions and replacements thereof, wherever located, together with all goods and materials (in each case excluding Equipment) used or usable in manufacturing, processing, reprocessing, packaging or shipping same in all stages of production from raw materials through work-in-process to finished goods and all General Intangibles pertaining to and to the extent necessary for the collection, realization, processing, sale or recovery in respect of any of the foregoing, and proceeds thereof of whatever sort together with any unpaid seller's or lessor's rights (including rescission, replevin, reclamation, repossession and stoppage in transit relating to any of the foregoing or arising therefrom) to reclaim or repossess goods.

"**Lake Erie Steel Entities**" means Lake Erie Steel GP Inc. and Lake Erie Steel Limited Partnership.

"**Licences**" has the meaning given to the term in the definition of "Term Priority Collateral" in this Agreement.

"**Limited Partnerships**" means Hamilton Steel Limited Partnership, Lake Erie Steel Limited Partnership, Hamilton Coke Limited Partnership, Lake Erie Coke Limited Partnership, HMLTN Energy Limited Partnership, Lake Erie Energy Limited Partnership, HLE Mining Limited Partnership, Hamilton Land Limited Partnership and Lake Erie Land Limited Partnership.

"**Lien**" means, (a) with respect to any asset, any mortgage, deed of trust, trust or deemed trust, lien, pledge, assignment, hypothecation, encumbrance, charge, security interest, royalty interest, claim, right of detention or seizure, right of distraint, easement, defect of title or right of set off in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities, (d) any netting arrangement, deposit arrangement, defeasance arrangement or reciprocal fee arrangement, (e) the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or

comparable law of any jurisdiction, and (f) any other preference, priority or arrangement having the effect of providing security.

"**Liquidation Period**" has the meaning given to the term in Section 3.10.

"**Main Pension Plans**" means (i) Stelco Inc. and Participating Subsidiaries Retirement Plan for Salaries Employees (Registration Number 0338509), (ii) Stelco Inc. Bargaining Unit Pension Plan for Members of United Steelworkers of America (Registration Number 0354878), (iii) the Stelco Inc. Retirement Plan for Lake Erie Steel Company Salaries Employees (Registration Number 0698753), and (iv) Stelco Inc. Bargaining Unit Pension Plan for Lake Erie Steel Company Members of United Steelworkers of America (Registration Number 0698761).

"**Manufacturing Liquidation Period**" has the meaning given to the term in Section 3.10.

"**money**" has the meaning given to the term in the PPSA.

"**Non-ABL Secured Parties**" means the Term Credit Secured Parties and the Secured Notes Secured Parties.

"**Non-ABL Credit Documents**" means the Term Credit Documents and the Secured Notes Credit Documents.

"**Non-ABL Obligations**" means the Term Credit Obligations and the Secured Notes Obligations.

"**Obligations**" means the ABL Obligations, the Term Credit Obligations and the Secured Notes Obligations.

"**Obligations Payment Dates**" means the ABL Obligations Payment Date, the Term Credit Obligations Payment Date and the Secured Notes Obligations Payment Date.

"**Other Collateral**" means, subject to Section 2.7, (i) all cash of any Credit Party including all money or other property at any time on deposit with or held by any financial institution for the account of any Credit Party (whether for safekeeping, custody, pledge, transmission or otherwise), (ii) all present and future accounts of any Credit Party, including without limitation deposit accounts (whether time or demand or interest or non-interest bearing) of any Credit Party with any financial institution including those to which any such cash may at any time and from time to time be credited, (iii) without limiting the generality of the foregoing, all now owned and hereafter acquired lockbox, blocked accounts and any other deposit accounts of the Credit

Parties maintained with any bank or financial institutions into which the proceeds of any ABL Priority Collateral are or may be deposited and all cash and other monies and properties of the Credit Parties in the possession or control of the ABL Agent, (iv) all investments and reinvestments (however evidenced) of amounts from time to time credited to any of the aforementioned accounts, and (v) all interest, dividends, distributions and other proceeds payable on or with respect to (x) such investments and reinvestments, and (y) such accounts.

"Person" includes any natural person, sole proprietorship, corporation, company, limited liability company, trust, joint venture, association, unincorporated organization, institution, public benefit corporation, partnership, Governmental Authority or other entity.

"Policies" has the meaning given to the term in the definition of "ABL Priority Collateral".

"Post-ABL Permitted Payments" means (i) regularly scheduled payments (including arrears) by the Borrower of interest (including, for greater certainty, Secured Notes Capitalized Interest Payments), and (ii) fees, indemnification, gross-up and reasonable expense reimbursement, in each case, under and in accordance with the Secured Notes Indenture and the Secured Notes, as applicable.

"PPSA" means the *Personal Property Security Act* as in effect from time to time in the Province of Ontario.

"proceeds" has the meaning given to the term in the PPSA.

"Protective Advances" means (i) advances made by the ABL Lenders to the Borrower, or (ii) payments made by the ABL Agent and/or any other ABL Secured Party on behalf of any Credit Party, in each case, to the extent made for the purpose of protecting the Collateral, any ABL Secured Party's interests therein or any ABL Lien, including without limitation payments on account of insurance premiums, security costs and employee costs. For greater certainty, "Protective Advances" shall not exceed (including all amounts previously advanced or paid for the purposes specified above) $30,000,000 if the principal amount drawn by the Borrower under the ABL Credit Agreement is at $600,000,000.

"Receivables Transaction" has the meaning given to the term in the Supplemental Trust Indenture.

"**Receiver**" means any receiver, manager, receiver-manager, receiver and manager or interim receiver appointed by or upon the application of the ABL Agent, the Term Agent or the Secured Notes Trustees, as applicable.

"**Recovery**" has the meaning given to the term in Section 5.3.

"**Secured Notes**" means the secured floating rate notes issued in the aggregate principal amount of up to the United States Dollar equivalent of Cdn$275,000,000 (together with any Secured Notes Capitalized Interest Payments) pursuant to the Secured Notes Trust Indenture.

"**Secured Notes ABL Priority Collateral Enforcement Request Notice**" has the meaning given to the term in Section 3.1(1).

"**Secured Notes Capitalized Interest Payments**" means any payment of in-kind interest in the form of the issuance of additional Secured Notes in accordance with Section 8.01 of the Supplemental Trust Indenture or any successor provision thereof effected in compliance with Section 6.1.

"**Secured Notes Credit Documents**" means, collectively, (i) the Secured Notes, (ii) the Secured Notes Trust Indenture, (iii) the Secured Notes Security Documents, and (iv) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to extend, replace, refinance or refund in whole or in part the indebtedness and other obligations outstanding under the Secured Notes or any other agreement or instrument referred to in clauses (ii) or (iii) or this clause (iv).

"**Secured Notes Default**" means any event that, with the passage of time or giving of notice or both, would, unless cured or waived, become a Secured Notes Event of Default.

"**Secured Notes Event of Default**" means an "Event of Default" as such term is defined in the Secured Notes Trust Indenture.

"**Secured Notes Lien**" means any Lien granted or purported to be granted to the Secured Notes Trustees or any other Secured Notes Secured Party as security for any Secured Notes Obligation.

"**Secured Notes Obligations**" means (i) all principal of and interest and premium (if any) on all Secured Notes, (ii) all reimbursement obligations (if any) and interest thereon, and (iii) all fees, costs, expenses, indemnification obligations and other amounts payable from time to time pursuant to the Secured Notes Credit Documents, in each case whether or not allowed or

allowable in an Insolvency Proceeding. To the extent any payment with respect to any Secured Notes Obligation (whether by or on behalf of any Credit Party, as proceeds of security, enforcement of any right of set-off or otherwise) is declared to be a fraudulent conveyance or a preference in any respect, set aside or required to be paid to any ABL Secured Party, Term Credit Secured Party, a receiver or any other Person, then the obligation or part thereof originally intended to be satisfied shall, for the purposes of this Agreement and the rights and obligations of the ABL Secured Parties, the Term Credit Secured Parties and the Secured Notes Secured Parties be deemed to be reinstated and outstanding as if such payment had not occurred.

"Secured Notes Obligations Payment Date" means the first date on which (i) the Secured Notes Obligations (other than those that constitute Unasserted Contingent Obligations) have been indefeasibly paid in cash in full (or cash collateralized or defeased in accordance with the terms of the Secured Notes Credit Documents), and (ii) all commitments to extend credit under the Secured Notes Credit Documents have been terminated.

"Secured Notes Permitted Payments" means (i) regularly scheduled payments (including arrears) by the Borrower of interest (including, without limitation, Secured Notes Capitalized Interest Payments), and (ii) fees, indemnification, gross-up and reasonable expense reimbursement, in each case, under and in accordance with the Secured Notes Credit Documents, as applicable.

"Secured Notes Secured Parties means (i) the Secured Notes Trustees and (ii) any holder of a Secured Note, and their respective successors and assigns.

"Secured Notes Security Documents" means the "Security Documents" as defined in the Supplemental Trust Indenture which create a Secured Notes Lien.

"Secured Notes Term Priority Collateral Enforcement Request Notice" has the meaning given to the term in Section 3.1(3).

"Secured Notes Trust Indenture" has the meaning given to the term in the Recitals.

"Secured Notes Trustees" has the meaning given to the term in the Recitals, and each of their respective successors and assigns.

"Secured Parties" means the ABL Secured Parties, the Term Credit Secured Parties and the Secured Notes Secured Parties.

"Secured Parties Liens" means the ABL Liens, the Term Credit Liens and the Secured Notes Liens.

"security" has the meaning given to the term in the PPSA.

"Security Documents" means the ABL Security Documents, Term Credit Security Documents and Secured Notes Security Documents.

"Supplemental Trust Indenture" has the meaning given to the term in the Recitals.

"Term Agent" has the meaning given to the term in the Recitals, its successors and assigns, and after Exchange Notes are issued, means the Exchange Note Trustee.

"Term Credit Agreement" has the meaning given to the term in the Recitals.

"Term Credit Blockage Period" means each of the following periods:

(a) each period commencing on the issuance by the ABL Agent of a notice of an ABL Default or ABL Event of Default pursuant to Section 3.2(1) and a further notice to the Term Agent exercising the right to block payments under Section 3.3(3) and ending on the earlier of the curing or waiver of such ABL Default or ABL Event of Default and 90 days from the issuance of the later of such notices; provided that, for the purpose of establishing Term Credit Blockage Periods under this clause (a), the ABL Agent may not rely on any ABL Default or ABL Event of Default that was the basis of, or that existed at the commencement of, a prior Term Credit Blockage Period established under this clause (a), and the ABL Agent may not establish more than two Term Credit Blockage Periods pursuant to this clause (a) in any period of 365 days.

(b) any period of time when each of the following conditions is satisfied:

(x) an Enforcement Action has been commenced and is continuing or an Insolvency Proceeding in respect of any Credit Party is continuing,

(y) the ABL Agent has provided notice to the Term Agent exercising its right to block payments under Section 3.3(3), and

(z) each of (A) Availability and (B) projected Availability on a rolling 13-week basis (based on consolidated cash flow projections prepared by the Borrower for such rolling 13 week

period in form and content satisfactory to the ABL Agent and/or the ABL Secured Parties in accordance with the ABL Credit Agreement) are less than $100,000,000 (and in such cases, would remain less than $100,000,000 if a Term Credit Permitted Payment were made to a Term Secured Party).

"**Term Credit Capitalized Interest Payments**" means payment of any Excess Interest in accordance with Section 1.4(d) of the Term Credit Agreement or any successor provision thereof effected in compliance with Section 6.1.

"**Term Credit Documents**" means, collectively, (i) the Term Credit Agreement, (ii) the Exchange Notes, (iii) the Exchange Note Indenture, (iv) the Term Credit Security Documents and any other "Loan Documents" as defined in the Term Credit Agreement, and (v) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to extend, replace, refinance or refund in whole or in part the indebtedness and other obligations outstanding under the Term Credit Agreement or any other agreement or instrument referred to in clauses (ii) through (iv) above or this clause (v).

"**Term Credit Lenders**" means the Term Agent and any other Person who becomes either a lender pursuant to the terms of the Term Credit Agreement or the holder of an Exchange Note, in each case, in their capacities as such, and their respective successors and assigns.

"**Term Credit Lien**" means any Lien granted or purported to be granted to any Term Credit Secured Party as security for any Term Credit Obligation.

"**Term Credit Obligations**" means (i) all principal of and interest and premium (if any) on all loans made pursuant to the Term Credit Agreement or as evidenced by the Exchange Notes, (ii) all reimbursement obligations (if any) and interest thereon, and (iii) all fees, expenses, costs, indemnification obligations, and other amounts payable from time to time pursuant to the Term Credit Documents, in each case whether or not allowed or allowable in an Insolvency Proceeding. To the extent any payment with respect to any Term Credit Obligation (whether by or on behalf of any Credit Party, as proceeds of security, enforcement of any right of set-off or otherwise) is declared to be a fraudulent conveyance or a preference in any respect, set aside or required to be paid to any ABL Secured Party, Secured Notes Secured Party, any receiver or any other Person, then the obligation or part thereof originally intended to be satisfied shall, for the purposes of this Agreement and the rights and obligations of the ABL Secured Parties, the

Term Credit Secured Parties and the Secured Notes Secured Parties be deemed to be reinstated and outstanding as if such payment had not occurred.

"Term Credit Obligations Payment Date" means the first date on which (i) the Term Credit Obligations (other than those that constitute Unasserted Contingent Obligations) have been indefeasibly paid in cash in full (or cash collateralized or defeased in accordance with the terms of the Term Credit Documents), and (ii) all commitments to extend credit under the Term Credit Documents have been terminated.

"Term Credit Permitted Payments" means (i) payments of principal by the Borrower under the Term Credit Agreement or any outstanding Exchange Notes (A) from and after the date that is three months after the date hereof, and (B) any time prior to the date which is three months after the date hereof when Availability is in excess of $100,000,000 (and, in such case, only to the extent that Availability would remain in excess of $100,000,000 after the making of such payment), (ii) regularly scheduled payments (including arrears) by the Borrower of interest (including, without limitation, Term Credit Capitalized Interest Payments), and (iii) fees, indemnification, gross-up and reasonable expense reimbursement, in each case for (ii) and (iii) above, under and in accordance with the Term Credit Documents, or any outstanding Exchange Notes, as applicable.

"Term Credit Secured Parties" means (i) the Term Agent on behalf of itself and the Term Credit Lenders, and (ii) the Term Credit Lenders.

"Term Credit Security Documents" means the "Security Agreements" and the "Mortgages" each as defined in the Term Credit Agreement or the Exchange Indenture, as the case may be.

"Term Default" means any event that, with the passage of time or giving of notice or both, would unless cured or waived, become a Term Event of Default.

"Term Event of Default" means an "Event of Default" as such term is defined in the Term Credit Agreement or the Exchange Indenture, as the case may be.

"Term Facility" means, as the case may be, the $375,000,000 revolving term facility established by the Term Credit Lenders in favour of the Borrower under the Term Credit Documents, and/or the Exchange Notes issued by the Borrower to the Term Credit Lenders (provided that the aggregate principal amount outstanding under the Term Credit Agreement and/or the Exchange

Notes shall not exceed $375,000,000 (plus the amount of any Term Credit Capitalized Interest Payments that have been made)).

"**Term Priority Collateral**" means, subject to the proviso at the end of this definition, all present and future property and assets of any nature or kind of any Credit Party and wheresoever located and including, without limitation, all:

(a) Equipment;

(b) General Intangibles (except as provided in the definitions of "Accounts" and in the definition of "Inventory");

(c) permits, licences, approvals, consents, orders, rights, certificates, writs, injunctions, determinations, directions, decrees, authorizations, franchises, privileges, grants, waivers, exemptions and other concessions, whether or not having the force of law, of, by or from any Governmental Authority, relating to or in connection with any of the Credit Party Real Property, including any and all present and future leases and licences of aquatic lands or water lots, conditional or other water rights, permits or licences and road or road building rights, permits or licences (the "**Licences**");

(d) Credit Party Real Property, including any aquatic lands or waterlots and related Licences;

(e) policies and certificates of insurance of the Credit Parties pertaining to the assets and properties listed in clauses (a) through (d) inclusive, (but excluding, for greater certainty, any insurance referred to in subsection (e) of the definition of "ABL Priority Collateral");

(f) proceeds, products and Accounts from time to time owing to or received by any Credit Party in respect of any disposition of, or any expropriation, condemnation or casualty involving an actual or constructive loss of, indemnification rights in respect of, all or any portion of any of the assets and properties listed in clauses (a) through (e) inclusive above;

(g) Documents of Title to the extent evidencing or pertaining to any of the foregoing;

(h) securities; and

(i) all proceeds of (a) to (h) above;

provided, however, that the Term Priority Collateral shall not include any ABL Priority Collateral.

"**Term Priority Collateral Enforcement Request Notice**" has the meaning given to the term in Section 3.1(3).

"**Unasserted Contingent Obligations**" means, at any time, any of the respective Obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities (excluding (i) the principal of, and interest and premium (if any) on, and fees and expenses relating to, any respective Obligations, and (ii) contingent reimbursement obligations in respect of amounts that may be drawn under outstanding letters of credit) in respect of which no written assertion of liability and no written claim or demand for payment has been made at such time (and, in the case of Obligations for indemnification, no written claim or demand for indemnification has been issued by the indemnitee at such time).

"**Warehouse Liquidation Period**" has the meaning given to the term in Section 3.10.

SECTION 2 SUBORDINATION AND POSTPONEMENTS

2.1 Consent to Liens and Credit Documents.

Notwithstanding any other term or provision contained in any of the Credit Documents, each Secured Party hereby consents to the existence of the Obligations of the other respective Secured Parties. Each Secured Party further consents to the execution and delivery of the Credit Documents of the other respective Secured Parties and the creation, registration, filing and perfection of the respective Security Documents in favour of the respective Secured Parties. Each Secured Party further agrees not to object to or contest, or support any other Person in contesting or objecting to, in any proceeding (including without limitation, any Insolvency Proceeding), the validity, scope, perfection, priority or enforceability of (i) any Secured Party Lien in the ABL Priority Collateral or the Term Priority Collateral, or (ii) any Credit Documents of any other Secured Party. Notwithstanding any failure by any Secured Party to perfect its Liens in the ABL Priority Collateral or the Term Priority Collateral or any avoidance, invalidation or subordination by any third party or court of competent jurisdiction of the Liens in (i) the ABL Priority Collateral granted to the applicable Secured Parties or (ii) the Term Priority Collateral granted to the applicable Secured Parties, the validity and priority of the Liens of the Secured Parties and rights as between the Secured Parties with respect to the ABL Priority Collateral and the Term Priority Collateral shall be as set forth herein.

2.2 Priority of Liens.

(1) Subject to the terms of this Agreement, each of the Secured Parties expressly and irrevocably agrees that the Secured Parties Liens in the ABL Priority Collateral shall, as between the Secured Parties, have the following priorities:

(a) Until the ABL Obligations Payment Date has occurred, (A) the ABL Liens shall be first priority Liens and shall have full and absolute priority over the Term Credit Liens and the Secured Notes Liens, each of which shall in all respects and for all purposes be subordinated and postponed and rank junior to the ABL Liens, (B) the Term Credit Liens shall be second priority Liens and shall have full and absolute priority over the Secured Notes Liens, which shall in all respects and for all purposes be subordinated and postponed and rank junior to the Term Credit Liens, and (C) the Secured Notes Liens shall be third priority Liens;

(b) Provided the ABL Obligations Payment Date has occurred and until the Term Credit Obligations Payment Date has occurred, (A) the Term Credit Liens shall be first priority Liens and shall have full and absolute priority over the Secured Notes Liens which shall in all respects and for all purposes be subordinated and postponed and rank junior to the Term Credit Liens, and (B) the Secured Notes Liens shall be second priority Liens; and

(c) Provided each of the ABL Obligations Payment Date and the Term Credit Obligations Payment Date has occurred, the Secured Notes Liens shall be first priority Liens and shall have full and absolute priority over the ABL Priority Collateral until the Secured Notes Obligations Payment Date has occurred.

(2) Subject to the terms of this Agreement, each of the Secured Parties expressly and irrevocably agrees that the Secured Parties Liens in the Term Priority Collateral shall, as between the Secured Parties, have the following priorities:

(a) Until the Term Credit Obligations Payment Date has occurred, (A) the Term Credit Liens shall be first priority Liens and shall have full and absolute priority over the ABL Liens and the Secured Notes Liens, each of which shall in all respects and for all purposes be subordinated and postponed and rank junior to the Term Credit Liens, (B) the ABL Liens shall be second priority Liens and shall have full and absolute priority over the Secured Notes Liens up to, the ABL Term Priority Collateral Capped Amount, and the Secured Notes Liens shall be subordinated and postponed and rank junior to the ABL Liens to such extent, and (C) the Secured Notes Liens shall be third priority Liens and shall have

full and absolute priority over the ABL Liens in excess of the ABL Term Priority Collateral Capped Amount, and the ABL Liens shall be subordinated and postponed and rank junior to the Secured Notes Liens to such extent until the Secured Notes Obligations Payment Date has occurred. Thereafter the ABL Liens in excess of the ABL Term Priority Collateral Capped Amount shall be first priority Liens;

(b) Provided the Term Credit Obligations Payment Date has occurred and until the ABL Obligations Payment Date has occurred, (A) the ABL Liens shall be first priority Liens and shall have full and absolute priority over the Secured Notes Liens up to the ABL Term Priority Collateral Capped Amount, and the Secured Notes Liens shall be subordinated and postponed and rank junior to the ABL Liens to such extent, (B) the Secured Notes Liens shall be second priority Liens and shall have full and absolute priority over the ABL Liens in excess of the ABL Term Priority Collateral Capped Amount, and the ABL Liens shall be subordinated and postponed and rank junior to the Secured Notes Liens to such extent until the Secured Notes Obligations Payment Date has occurred. Thereafter the ABL Liens in excess of the ABL Term Priority Collateral Capped Amount shall be first priority Liens; and

(c) Provided each of the Term Credit Obligations Payment Date and the earlier to occur of (i) the ABL Obligations Payment Date has occurred or (ii) the ABL Term Priority Collateral Capped Amount shall have been applied in full to the ABL Obligations or shall have been reduced to zero, the Secured Notes Liens shall be first priority Liens and shall have full and absolute priority over the Term Priority Collateral until the Secured Notes Obligations Payment Date has occurred.

2.3 No Effect on Priority.

The subordinations and postponements provided for in this Agreement and all other rights and benefits established in, altered by or specified in this Agreement shall be effective, irrespective of:

(a) the time or order of creation, execution, delivery, attachment or perfection of any of the Security Documents or any of the Secured Parties Liens;

(b) the place, jurisdiction, method of perfection or reperfection of all or any of the Security Documents and/or any of the Secured Parties Liens;

(c) the giving of or failure to give notice of the acquisition of any additional Security Documents or Secured Party Lien;

(d) the date or dates of any existing or future advance or advances made or other credit accommodation granted by any Secured Party to any Credit Party pursuant to any of the Credit Documents, including the time of any advance made or other credit accommodation given under any line of credit made available under the ABL Credit Agreement or Term Credit Agreement or as evidenced by the Exchange Notes;

(e) any lack of validity or enforceability of any Credit Document;

(f) any change in the time, place or manner of payment of, or in any other term of, all or any portion of any of the Obligations, or any amendment, waiver or other modification, whether by course of conduct or otherwise, or any refinancing, replacement, refunding or restatement of any Credit Document;

(g) any exchange, release, voiding, avoidance or non-perfection of any Lien in any Collateral or any other collateral, or any release, amendment, waiver or other modification, whether by course of conduct or otherwise, or any refinancing, replacement, refunding or restatement of all or any portion of any of the Obligations or any guarantee or guaranty thereof;

(h) the provisions of the instruments creating any of the Security Documents;

(i) the date or dates of any default by any Credit Party in respect of or any default under any of the Credit Documents or any demand for repayment arising therefrom;

(j) the date of crystallization of any floating charge contained in any of the Security Documents;

(k) the date of commencement of any Enforcement Action under any of the Security Documents;

(l) any other matter which may affect the relative priorities of any of the Obligations, any of the Security Documents and/or any of the Secured Parties Liens;

(m) the priorities otherwise accorded to any of the Security Documents or any of the Secured Parties Liens by any applicable laws or by equity; or

(n) any other circumstances that otherwise might constitute a defence available to, or a discharge of, any Credit Party in respect of any of the Obligations, or of any other Secured Party or any Credit Party, to the extent applicable, in respect of this Agreement.

2.4 Nature of ABL Obligations.

(1) Each of the Non-ABL Secured Parties acknowledges that the ABL Obligations represent debt that is revolving in nature and that the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently re-borrowed, and that the terms of the ABL Obligations may be modified, extended or amended from time to time, and that the aggregate amount of the ABL Obligations may be increased by the ABL Secured Parties, in each event, in accordance with and subject to the provisions of Section 6.1 hereof. The Lien priorities provided in Section 2.2 shall not be altered or otherwise affected by any such amendment, modification, supplement, extension, repayment, re-borrowing or increase, or by any replacement, renewal, restatement or refinancing of the ABL Obligations or any portion thereof.

(2) The ABL Agent and each of the Secured Notes Trustees acknowledges that the Term Credit Obligations represent debt that is, revolving in nature and that the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently re-borrowed, and that the terms of the Term Credit Obligations may be modified, extended or amended from time to time by the Term Credit Secured Parties, in each event, in accordance with and subject to the provisions of Section 6.1 hereof. The Lien priorities provided in Section 2.2 shall not be altered or otherwise affected by any such amendment, modification, supplement, extension, repayment or re-borrowing or by any replacement, renewal, restatement or refinancing of the Term Credit Obligations or any portion thereof.

2.5 Agreements Regarding Actions to Perfect Liens.

Each Secured Party hereby acknowledges that, to the extent that it holds, or a third party holds on its behalf, physical possession of Collateral pursuant to any of its Security Documents (in this Section 2.5, the "**Possessing Secured Party**"), such possession is also for the benefit of the other Secured Parties solely to the extent required to perfect their Liens in such Collateral. Nothing in the preceding sentence shall be construed to impose any duty on the Possessing Secured Party (or any third party acting on their behalf) with respect to such Collateral or provide any other Secured Party with any rights with respect to such Collateral beyond those specified in this Agreement, provided that if the Possessing Secured Party is not, or ceases to be, the Secured Party entitled to priority with respect to such Collateral pursuant to Section 2.2 hereof, the Possessing Secured Party shall, at the request of the Secured

Party entitled to priority to such Collateral pursuant to Section 2.2 (in this Section 2.5 the "**Entitled Secured Party**") and at the sole cost and expense of the Credit Parties (x) deliver to the Entitled Secured Party, the Collateral together with any necessary endorsements to the extent required by the applicable Credit Documents, or (y) deliver such Collateral as a court of competent jurisdiction may otherwise direct.

2.6 No New Liens.

(1) So long as the ABL Obligations Payment Date has not occurred, the parties hereto agree that, if any Term Credit Secured Party or Secured Notes Secured Party shall acquire or hold any Lien on any assets of any Credit Party constituting ABL Priority Collateral and securing any Term Credit Obligation or Secured Notes Obligation, as the case may be, and such assets are not also subject to the first-priority Lien of the ABL Secured Parties in the ABL Priority Collateral under the ABL Security Documents, then the Term Agent and/or the Secured Notes Trustees, as applicable, upon demand by the ABL Agent, will, without the need for any further consent of any other Term Credit Secured Party or Secured Notes Secured Party, and notwithstanding anything to the contrary in any other Term Credit Document or Secured Notes Credit Document, either (i) release such Lien, or (ii) cause the applicable Credit Party to forthwith provide such Lien over such ABL Priority Collateral to the ABL Agent subject to the priorities of this Agreement (in which case the Term Agent and/or the Secured Notes Trustees, as applicable, may retain a Term Credit Lien or Secured Notes Lien, as applicable, on such assets subject to the terms hereof). To the extent that the foregoing provisions are not complied with for any reason, without limiting any other rights and remedies available to the ABL Agent, the Term Agent and each of the Secured Notes Trustees agrees that any amounts received or distributed by it pursuant to or as a result of Liens granted in contravention of this Section 2.6(1) shall be subject to Section 3.4 and Section 4.1(1).

(2) Provided the ABL Obligations Payment Date has occurred but so long as the Term Credit Obligations Payment Date has not occurred, the parties hereto agree that if any Secured Notes Secured Party shall acquire or hold any Lien on any assets of any Credit Party constituting ABL Priority Collateral and securing any Secured Notes Obligation and such assets are not also subject to the Lien of the Term Credit Secured Parties in the ABL Priority Collateral under the Term Credit Documents, then the Secured Notes Trustees upon demand by the Term Agent, will without the need for any further consent of any other Secured Notes Secured Party, and notwithstanding anything to the contrary in any other Secured Notes Credit Document, either (i) release such Lien, or (ii) cause the applicable Credit Party to forthwith provide such Lien

over such ABL Priority Collateral to the Term Agent subject to the priorities of this Agreement (in which case the Secured Notes Trustees may retain a Secured Notes Lien on such assets subject to the terms hereof). To the extent that the foregoing provisions are not complied with for any reason, without limiting any other rights and remedies available to the Term Agent, each of the Secured Notes Trustees agrees that any amounts received or distributed by it pursuant to or as a result of Liens granted in contravention of this Section 2.6(2) shall be subject to Section 3.4 and Section 4.1(1).

(3) So long as the Term Credit Obligations Payment Date has not occurred, the parties hereto agree that if any ABL Secured Party or Secured Notes Secured Party shall acquire or hold any Lien on any assets of any Credit Party constituting Term Priority Collateral and securing any ABL Obligation or Secured Notes Obligation, as the case may be, and such assets are not also subject to the first-priority Lien of the Term Credit Secured Parties in the Term Priority Collateral under the Term Credit Documents, then the ABL Agent and/or the Secured Notes Trustees, as applicable, upon demand by the Term Agent, will without the need for any further consent of any other ABL Secured Party or Secured Notes Secured Party, and notwithstanding anything to the contrary in any other ABL Credit Document or Secured Notes Credit Document, either (i) release such Lien, or (ii) cause the applicable Credit Party to forthwith provide such Lien over such Term Priority Collateral to the Term Agent subject to the priorities of this Agreement (in which case the ABL Agent and/or the Secured Notes Trustees, as applicable, may retain an ABL Lien or Secured Notes Lien, as applicable, on such assets subject to the terms hereof). To the extent that the foregoing provisions are not complied with for any reason, without limiting any other rights and remedies available to the Term Agent, the ABL Agent and each of the Secured Notes Trustees agrees that any amounts received or distributed by it pursuant to or as a result of Liens granted in contravention of this Section 2.6(3) shall be subject to Section 3.4 and Section 4.1(2).

(4) Provided the Term Credit Obligations Payment Date has occurred but so long as the ABL Obligations Payment Date has not occurred, the parties hereto agree that, if any Secured Notes Secured Party shall acquire or hold any Lien on any assets of any Credit Party constituting Term Priority Collateral and securing any Secured Notes Obligation and such assets are not also subject to the Lien of the ABL Secured Parties in the Term Priority Collateral under the ABL Credit Documents, then each of the Secured Notes Trustees, upon demand by the ABL Agent, will without the need for any further consent of any other Secured Notes Secured Party, and notwithstanding anything to the contrary in any other Secured Notes Credit Document, either (i) release such Lien, or (ii) cause the applicable Credit Party to forthwith provide such Lien

over the Term Priority Collateral to the ABL Agent subject to the priorities of this Agreement (in which case the Secured Notes Trustees may retain a Secured Notes Lien on such assets subject to the terms hereof). To the extent that the foregoing provisions are not complied with for any reason, without limiting any other rights and remedies available to the Secured Notes Trustees, the ABL Agent agrees that any amounts received or distributed by it pursuant to or as a result of Liens granted in contravention of this Section 2.6(4) shall be subject to Section 3.4 and Section 4.1(2).

2.7 Accounts and Cash.

(1) The parties acknowledge that from time to time, cash proceeds of Term Priority Collateral may be deposited into accounts which, subject to this Section 2.7, are included in ABL Priority Collateral and thereby become commingled with proceeds of ABL Priority Collateral. The Term Agent or, if the Term Credit Obligations Payment Date has occurred, the Secured Notes Trustees, shall be entitled to recover such proceeds of Term Priority Collateral:

(a) prior to any Enforcement Action by the ABL Agent or the commencement of any Insolvency Proceeding, from a Credit Party or the ABL Agent if, within five (5) Business Days of such cash proceeds being deposited into the account, the ABL Agent is provided with written notice of the deposit providing reasonable particulars thereof; or

(b) after any Enforcement Action by the ABL Agent or the commencement of any Insolvency Proceeding, from a Credit Party or the ABL Agent if, within thirty (30) days of such cash proceeds being deposited into the account, the ABL Agent is provided with written notice of the deposit providing reasonable particulars thereof.

(2) In addition and for greater certainty, (i) Term Credit Permitted Payments and Secured Notes Permitted Payments made in accordance with Section 3.3 to any Non-ABL Secured Party shall not be included in ABL Priority Collateral, and (ii) any proceeds of Term Priority Collateral so deposited into accounts as aforesaid are subject to the provisions of Sections 3.4 and 4.1(2).

SECTION 3 ENFORCEMENT RIGHTS RESPECTING THE COLLATERAL

3.1 Exclusive Enforcement against the Collateral.

(1) Until the ABL Obligations Payment Date has occurred, whether or not an Insolvency Proceeding has been commenced by or against any Credit Party,

the ABL Agent shall, subject to the remainder of this paragraph, have the exclusive right (i) to take and continue any Enforcement Action with respect to the ABL Priority Collateral in such order and manner as the ABL Agent may determine in its sole discretion, and (ii) to refrain from taking or continuing any such Enforcement Action, in each case, without any consultation with or consent of any other Secured Party, but subject to the proviso set forth in Section 5.1(1). If a Term Event of Default has occurred and is continuing, the Term Agent shall have the right to issue a notice to the ABL Agent (the "**ABL Priority Collateral Enforcement Request Notice**") requesting the ABL Agent to take and continue an Enforcement Action within a period of 90 days from the receipt of the ABL Priority Collateral Enforcement Request Notice by the ABL Agent, failing which, subject to the application of proceeds required by Section 4.1(1), the Term Agent may take and continue an Enforcement Action with respect to the ABL Priority Collateral in such order and manner as it may so determine in its sole discretion, provided there shall have occurred and be continuing a Term Credit Event of Default (which has not been waived in accordance with the Term Credit Documents). If a Secured Notes Event of Default has occurred and is continuing, the Secured Notes Trustees shall have the right to issue a notice to the ABL Agent and the Term Agent (the "**Secured Notes ABL Priority Collateral Enforcement Request Notice**") requesting the ABL Agent and/or the Term Agent to take and continue an Enforcement Action within a period of 210 days from receipt of the Secured Notes ABL Priority Collateral Enforcement Request Notice by the ABL Agent and the Term Agent, failing which, subject to the application of proceeds required by Section 4.1(1), the Secured Notes Trustees may take and continue an Enforcement Action with respect to the ABL Priority Collateral in such order and manner as they may so determine in their sole discretion, provided there shall have occurred and be continuing a Secured Notes Event of Default (which has not been waived in accordance with the Secured Notes Credit Documents).

(2) Provided the ABL Obligations Payment Date has occurred and until the Term Credit Obligations Payment Date has occurred, whether or not an Insolvency Proceeding has been commenced by or against any Credit Party, the Term Agent shall have the exclusive right (i) to take and continue any Enforcement Action with respect to the ABL Priority Collateral in such order and manner as the Term Agent may determine in its sole discretion, and (ii) to refrain from taking or continuing any such Enforcement Action, in each case, without any consultation with or consent of any Secured Notes Secured Party, but subject to the proviso set forth in Section 5.1(2). If a Secured Notes Event of Default has occurred and is continuing, the Secured Notes Trustees shall have the right to issue a Secured Notes ABL Priority Collateral Enforcement Request Notice (to the Term Agent only) requesting the Term

Agent to take and continue an Enforcement Action within a period of 210 days from receipt of the Secured Notes Term Priority Collateral Enforcement Request Notice by the Term Agent, failing which, subject to the application of proceeds required by Section 4.1(1) , the Secured Notes Trustees may take and continue an Enforcement Action with respect to the ABL Priority Collateral in such order and manner as they may so determine in their sole discretion, provided there shall have occurred and be continuing a Secured Notes Event of Default (which has not been waived in accordance with the Secured Notes Credit Documents).

(3) Until the Term Credit Obligations Payment Date has occurred, whether or not an Insolvency Proceeding has been commenced by or against any Credit Party, the Term Agent shall, subject to the remainder of this paragraph, have the exclusive right (i) to take and continue any Enforcement Action with respect to the Term Priority Collateral in such order and manner as the Term Agent may determine in its sole discretion, and (ii) to refrain from taking or continuing any such Enforcement Action, in each case, without any consultation with or consent of any other Secured Party, but subject to the proviso set forth in Section 5.1(2). If an ABL Event of Default has occurred and is continuing, the ABL Agent shall have the right to issue a notice to the Term Agent (the "**Term Priority Collateral Enforcement Request Notice**") requesting the Term Agent to take and continue an Enforcement Action within a period of 30 days from receipt of the Term Priority Collateral Enforcement Request Notice by the Term Agent, failing which, subject to the application of proceeds required by Section 4.1(2), the ABL Agent may, subject to the next sentence, take and continue an Enforcement Action with respect to the Term Priority Collateral in such order and manner as it may so determine in its sole discretion, provided there shall have occurred and be continuing an ABL Event of Default (which has not been waived in accordance with the ABL Credit Documents). If a Secured Notes Event of Default has occurred and is continuing, the Secured Notes Trustees shall have the right to issue a notice to the Term Agent and the ABL Agent (the "**Secured Notes Term Priority Collateral Enforcement Request Notice**") requesting the Term Agent and/or the ABL Agent to take and continue an Enforcement Action within a period of 210 days from receipt of the Secured Notes Term Priority Collateral Enforcement Request Notice by the Term Agent and the ABL Agent, failing which, and subject to the application of proceeds required by Section 4.1(2), the Secured Notes Trustees may take and continue an Enforcement Action with respect to the Term Priority Collateral in such order and manner as they may so determine in their sole discretion, provided there shall have occurred and be continuing a Secured Notes Event of Default (which has not been waived in accordance with the Secured Notes Credit Documents).

(4) Provided the Term Credit Obligations Payment Date has occurred and until the ABL Obligations Payment Date has occurred, whether or not an Insolvency Proceeding has been commenced by or against any Credit Party, the ABL Agent shall, subject to the next sentence, have the exclusive right (i) to take and continue any Enforcement Action with respect to the Term Priority Collateral in such order and manner as the ABL Agent may determine in its sole discretion, and (ii) to refrain from taking or continuing any such Enforcement Action, in each case, without any consultation with or consent of any Secured Notes Secured Party, but subject to the proviso set forth in Section 5.1(1). If a Secured Notes Event of Default has occurred and is continuing, the Secured Notes Trustees shall have the right to issue a Secured Notes Term Priority Collateral Enforcement Request Notice requesting the ABL Agent to take and continue an Enforcement Action within a period of 210 days from receipt of the Secured Notes Term Priority Collateral Enforcement Request Notice by the ABL Agent, failing which and subject to the application of proceeds required by Section 4.1(2), the Secured Notes Trustees may take and continue an Enforcement Action with respect to the Term Priority Collateral in such order and manner as they may so determine in their sole discretion, provided there shall have occurred and be continuing a Secured Notes Event of Default (which has not been waived in accordance with the Secured Notes Credit Documents).

(5) For greater certainty, in all cases in this Section 3.1, proceeds of Collateral shall be distributed in accordance with Section 4.1 and the priorities set forth in Section 2.2 shall apply.

3.2 Notices of Default.

(1) Each of the ABL Agent, the Term Agent and the Secured Notes Trustees shall give each other prompt written notice of any notice of any Default or Event of Default delivered by it to, or received from, any Credit Party no later than three (3) Business Days after receiving or giving same; provided, however, that no adverse consequence (including no liability) to any Secured Party shall result from any inadvertent failure to provide any notice contemplated by this Section 3.2(1).

(2) Each of the ABL Agent, the Term Agent and the Secured Notes Trustees shall give each other prior written notice of its intention to commence any Enforcement Action. For greater certainty, no Enforcement Action may be taken or commenced under Section 3.1(1) on any ABL Priority Collateral by any ABL Secured Party unless the ABL Agent provides the Term Agent and the Secured Notes Trustees with the same notice of commencement of such Enforcement Action as has been provided to the Borrower. For greater certainty, no Enforcement Action may be taken or commenced under Section

3.1(3) on any Term Priority Collateral by any Term Credit Secured Party unless notice of such Enforcement Action shall have been given to the ABL Agent and the Secured Notes Trustees prior to the earlier of (i) five (5) days prior to the issuance of a notice of intention to enforce under Section 244 of the Bankruptcy Act, or (ii) fifteen (15) days prior to the commencement of any other Enforcement Action. No adverse consequences (including no liability) to any Secured Party shall result from any inadvertent failure to provide any notice contemplated by this Section 3.2(2).

3.3 Permitted Payments.

(1) Subject to Section 3.3(2) and except as otherwise provided in accordance with Sections 4.1(2) and 4.1(3), at any time prior to the occurrence of the ABL Obligations Payment Date, no payments shall be made by the Borrower or any other Credit Party or received by any Secured Notes Secured Party on account of, or in respect of, the Secured Notes Obligations (as principal, interest, fees, gross-up, indemnification, expense reimbursement or otherwise), except for Secured Notes Permitted Payments.

(2) After notice of an ABL Default or ABL Event of Default has been given pursuant to Section 3.2(1) above and has not been withdrawn, and until the ABL Obligations Payment Date has occurred, no Secured Notes Permitted Payments or any other direct or indirect payment (whether in cash, property, securities or otherwise or by way of set-off arising by contract, at law, in equity or otherwise or in any other manner) other than Secured Notes Capitalized Interest Payments shall be made by the Borrower or such other Credit Party or received by any Secured Notes Secured Party on account of, or in respect of, any Secured Notes Obligations owed to it. For greater certainty and notwithstanding the foregoing, no such Secured Notes Permitted Payment or any other such direct or indirect payment other than Secured Notes Capitalized Interest Payments shall be permitted in respect of the Secured Notes Obligations if the ABL Default or ABL Event of Default has been so waived but is following the occurrence of an Insolvency Proceeding which is continuing, in which event no such payments shall be permitted until the ABL Obligations Payment Date has occurred or such Insolvency Proceeding has terminated.

(3) (a) Subject to Section 3.3(3)(b) and except as otherwise provided in accordance with Sections 4.1(2) and 4.1(3), at any time prior to the occurrence of the ABL Obligations Payment Date, no payments shall be made by the Borrower or any other Credit Party or received by any Term Credit Secured Party on account of, or in respect of, the Term Credit Obligations (as principal, interest, fees, gross-up,

indemnification, expense reimbursement or otherwise), except for Term Credit Permitted Payments.

(b) No Term Credit Permitted Payments or any other direct or indirect payment (whether in cash, property, securities or otherwise or by way of set-off arising by contract, at law, in equity or otherwise or in any other manner) other than Term Credit Capitalized Interest Payments shall be made by the Borrower or such other Credit Party or received by any Term Credit Secured Party on account of, or in respect of, any Term Credit Obligations during any Term Credit Blockage Period.

(c) The Term Agent acknowledges that nothing in this Agreement shall in any way restrict or limit the right of the ABL Secured Parties to terminate their commitments or reduce the amount of their commitments under the ABL Credit Agreement or to otherwise suspend the revolving line of credit under the ABL Credit Agreement.

(4) Provided the ABL Obligations Payment Date has occurred, after notice of a Term Default or Term Event of Default has been given pursuant to Section 3.2(1) above and has not been withdrawn and until the Term Credit Obligations Payment Date has occurred, no Post-ABL Permitted Payments or any other direct or indirect payment (whether in cash, property, securities or otherwise or by way of set-off arising by contract, at law, in equity or otherwise or in any other manner) other than Secured Notes Capitalized Interest Payments, shall be made by the Borrower or such other Credit Party or received by any Secured Notes Secured Party on account of, or in respect of, any Secured Notes Obligations.

(5) For greater certainty, other than as provided in accordance with Sections 4.1(2) and 4.1(3) in respect of Dispositions of Term Priority Collateral, there shall be no restrictions on the ability of any Credit Party to make any payments at any time to the ABL Secured Parties (or on the ability of any ABL Secured Party to receive any such payment) pursuant to the ABL Credit Documents.

(6) Notwithstanding anything to the contrary contained herein, there shall be no restrictions on the ability of any Credit Party to pay over, and of the Term Agent to receive, (i) proceeds of Dispositions of Term Priority Collateral in accordance with Sections 4.1(2) and 4.1(3), and to apply such proceeds to the Term Credit Obligations, (ii) any repayment of the Term Credit Obligations from advances under the Term Credit Agreement, or (iii) proceeds, dividends, distributions or any other payments from any plan of compromise, arrangement and/or reorganization implemented pursuant to

an Insolvency Proceeding, and to apply such proceeds to the Term Credit Obligations.

(7) Notwithstanding anything to the contrary contained herein, there shall be no restrictions on the ability of any Credit Party to pay over, and of the Secured Notes Trustees to receive, proceeds of Dispositions of Term Priority Collateral in accordance with Sections 4.1(2) and 4.1(3), and to apply such proceeds to the Secured Notes Obligations.

3.4 Payments Held in Trust.

If any payment is made to or received by any Secured Party in contravention of this Agreement and which is to have been made to any other Secured Party, whether or not an Insolvency Proceeding shall have occurred and be continuing, such receiving Secured Party will hold such payment in trust for the Secured Party otherwise entitled to receive such payment and will forthwith pay such payment to the ABL Agent, Term Agent or Secured Notes Trustees, as applicable, for application against its Obligations of the Credit Parties or as otherwise required by this Agreement. Each Secured Party agrees that if all or any part of any payment made on account of any Obligations of any other Secured Party is recovered from such other Secured Party as a fraudulent preference, fraudulent conveyance, settlement or similar payment under any bankruptcy, insolvency or other law, any payment or distribution received by such first Secured Party in respect of its respective Obligations will be deemed to have been received by it in trust for such other Secured Party and will promptly be paid over to the ABL Agent, Term Agent or Secured Notes Trustees, as applicable.

3.5 Remedies Standstill.

(1) Any provision in any Credit Document to the contrary notwithstanding, but subject to the provisions of Section 3.1 and Section 5.1 of this Agreement, until the ABL Obligations Payment Date has occurred, none of the Non-ABL Secured Parties shall:

(a) take or cause to be taken any action, the purpose or effect of which is to make any Lien *pari passu* with, or to give any Person any preference or priority relative to, the ABL Liens on the ABL Priority Collateral;

(b) seek or support any sale of any Credit Party or any division of any Credit Party as a going concern by any Receiver or other court officer or pursuant to any court-supervised process on terms that do not provide for the repayment in full of all ABL Obligations; or

(c) where an Insolvency Proceeding in respect of one or more Credit Parties (whether initiated by such Credit Party, a Secured Party or otherwise) has been in existence for at least six months or which

otherwise has resulted in any deterioration of the "Borrowing Base" (as defined in the ABL Credit Documents) by ten percent (10%), oppose any application brought by any ABL Secured Party to (i) appoint a Receiver on behalf of the Secured Parties, or (ii) have a Receiver appointed to supervise a going concern sale of a Credit Party or certain of its assets.

(2) Any provision in any Credit Document to the contrary notwithstanding, but subject to the provisions of Section 3.1 and Section 5.1 of this Agreement, until the Term Credit Obligations Payment Date has occurred, none of the Secured Notes Secured Parties shall:

(a) take or cause to be taken any action, the purpose or effect of which is to make any Lien *pari passu* with, or to give any Person any preference or priority relative to, the Term Credit Liens on the Term Priority Collateral; or

(b) seek or support any sale of any Credit Party or any division of any Credit Party as a going concern by any Receiver or other court officer or pursuant to any court-supervised process on terms that do not provide for the repayment in full of all Term Credit Obligations.

3.6 Judgment Creditors.

In the event that any Secured Party becomes a judgment lien creditor in respect of any Collateral, such judgment lien shall be subject to the same terms of this Agreement for all purposes as the other Liens in respect of such Collateral securing its Obligations, subject to this Agreement.

3.7 Cooperation.

(1) Until the ABL Obligations Payment Date has occurred, the Term Agent and each of the Secured Notes Trustees agrees that each of them shall take such actions, at the cost of the ABL Agent, as the ABL Agent shall reasonably request in connection with the exercise by the ABL Agent of its rights in respect of the ABL Priority Collateral, subject to and as provided herein.

(2) Provided the ABL Obligations Payment Date has occurred and until the Term Credit Obligations Payment Date has occurred, each of the Secured Notes Trustees agrees that it shall take such actions, at the cost of the Term Agent, as the Term Agent shall reasonably request in connection with the exercise by the Term Agent of its rights in respect of the ABL Priority Collateral, subject to and as provided herein.

(3) Until the Term Obligations Payment Date has occurred, the ABL Agent and each of the Secured Notes Trustees agrees that it shall take such actions, at the

cost of the Term Agent, as the Term Agent shall reasonably request in connection with the exercise by the Term Agent of its rights in respect of the Term Priority Collateral, subject to and as provided herein.

(4) Provided the Term Credit Obligations Payment Date has occurred and until the ABL Obligations Payment Date has occurred, each of the Secured Notes Trustees agrees that it shall take such actions, at the cost of the ABL Agent, as the ABL Agent shall reasonably request in connection with the exercise by the ABL Agent of its rights in respect of the Term Priority Collateral, subject to and as provided herein.

(5) Until the Secured Notes Obligations Payment Date has occurred, the ABL Agent (until the ABL Obligations Payment Date has occurred) and the Term Agent (until the Term Credit Obligations Payment Date has occurred) agrees that each of them shall take such actions, at the cost of the holders of Secured Notes, as the Secured Notes Trustees shall reasonably request in connection with the exercise by the Secured Notes Trustees of their rights in respect of the ABL Priority Collateral and the Term Priority Collateral, subject to and as provided herein.

3.8 No Additional Rights for the Credit Parties hereunder.

Except as provided in Section 3.9, if any Secured Party shall enforce its rights or remedies in violation of the terms of this Agreement, the Credit Parties shall not be entitled to use such violation as a defence to any action by any such Secured Party or any other Secured Party, nor to assert such violation as a counterclaim or basis for set-off or recoupment against any such Secured Party.

3.9 Actions Upon Breach.

(1) Until the ABL Obligations Payment Date has occurred, if any Term Credit Secured Party or Secured Notes Secured Party, contrary to this Agreement, commences or participates in any action or proceeding against any Credit Party with respect to any ABL Priority Collateral, or against the ABL Priority Collateral, the relevant Credit Party may, in respect of such ABL Priority Collateral, interpose as a defence the making of this Agreement, and the ABL Agent may, in respect of such ABL Priority Collateral, intervene and interpose such defence in its name or in the name of the relevant Credit Party. Until the ABL Obligations Payment Date has occurred, should any Term Credit Secured Party or Secured Notes Secured Party, contrary to this Agreement, in any way take, attempt to or threaten to take any action with respect to the ABL Priority Collateral (including, without limitation, any attempt to realize upon or enforce any remedy with respect to this Agreement), or fail to take any action required by this Agreement, the ABL Agent (in its own name or in the name of the relevant Credit Party) may

obtain relief against such Secured Party by injunction, specific performance and/or other appropriate equitable relief, it being understood and agreed by the Term Agent and the Secured Notes Trustees that (i) the ABL Agent's damages from its actions may at that time be difficult to ascertain and may be irreparable and may not be adequately compensated in damages, and (ii) each Term Credit Secured Party and Secured Notes Secured Party waives any defence that the Credit Parties and/or the ABL Agent cannot demonstrate damage and/or be made whole by the awarding of damages; provided, however, that in such circumstances, in no event shall any Term Credit Secured Party or Secured Notes Secured Party be liable for any indirect, special, punitive or consequential loss or damage of any kind whatsoever, including, but not limited to, lost profits, even if it has been advised of the likelihood of such loss or damage and regardless of the form of action.

(2) Provided the ABL Obligations Payment Date has occurred and until the Term Credit Obligations Payment Date has occurred, if any Secured Notes Secured Party, contrary to this Agreement, commences or participates in any action or proceeding against any Credit Party with respect to any ABL Priority Collateral, or against the ABL Priority Collateral, the relevant Credit Party may, in respect of such ABL Priority Collateral, interpose as a defence the making of this Agreement, and the Term Agent may, in respect of such ABL Priority Collateral, intervene and interpose such defence in its name or in the name of the relevant Credit Party. Provided the ABL Obligations Payment Date has occurred and until the Term Credit Obligations Payment Date has occurred, should any Secured Notes Secured Party, contrary to this Agreement, in any way take, attempt to or threaten to take any action with respect to the ABL Priority Collateral (including, without limitation, any attempt to realize upon or enforce any remedy with respect to this Agreement), or fail to take any action required by this Agreement, the Term Agent (in its own name or in the name of the relevant Credit Party) may obtain relief against such Secured Notes Secured Party by injunction, specific performance and/or other appropriate equitable relief, it being understood and agreed by the Secured Notes Trustees that (i) the Term Agent's damages from its actions may at that time be difficult to ascertain and may be irreparable and may not be adequately compensated in damages, and (ii) each Secured Notes Secured Party waives any defence that the Credit Parties and/or the Term Agent cannot demonstrate damage and/or be made whole by the awarding of damages; provided, however, that in such circumstances, in no event shall any Secured Notes Secured Party be liable for any indirect, special, punitive or consequential loss or damage of any kind whatsoever, including, but not limited to, lost profits, even if it has been

advised of the likelihood of such loss or damage and regardless of the form of action.

(3) Until the Term Credit Obligations Payment Date has occurred, if any ABL Secured Party or Secured Notes Secured Party, contrary to this Agreement, commences or participates in any action or proceeding against any Credit Party with respect to any Term Priority Collateral, or against the Term Priority Collateral, the relevant Credit Party may, in respect of such Term Priority Collateral, interpose as a defence the making of this Agreement, and the Term Agent may, in respect of such Term Priority Collateral, intervene and interpose such defence in its name or in the name of the relevant Credit Party. Until the Term Credit Obligations Payment Date has occurred, should any ABL Secured Party or Secured Notes Secured Party, contrary to this Agreement, in any way take, attempt to or threaten to take any action with respect to the Term Priority Collateral (including, without limitation, any attempt to realize upon or enforce any remedy with respect to this Agreement), or fail to take any action required by this Agreement, the Term Agent (in its own name or in the name of the relevant Credit Party) may obtain relief against such Secured Party by injunction, specific performance and/or other appropriate equitable relief, it being understood and agreed by the ABL Agent and the Secured Notes Trustees that (i) the Term Agent's damages from its actions may at that time be difficult to ascertain and may be irreparable and may not be adequately compensated in damages, and (ii) each ABL Secured Party and Secured Notes Secured Party waives any defence that the Credit Parties and/or the Term Agent cannot demonstrate damage and/or be made whole by the awarding of damages; provided, however, that in such circumstances, in no event shall any ABL Secured Party or Secured Notes Secured Party be liable for any indirect, special, punitive or consequential loss or damage of any kind whatsoever, including, but not limited to, lost profits, even if it has been advised of the likelihood of such loss or damage and regardless of the form of action.

(4) Provided the Term Credit Obligations Payment Date has occurred and until the ABL Obligations Payment Date has occurred, if any Secured Notes Secured Party, contrary to this Agreement, commences or participates in any action or proceeding against any Credit Party with respect to any Term Priority Collateral, or against the Term Priority Collateral, the relevant Credit Party may, in respect of such Term Priority Collateral, interpose as a defence the making of this Agreement, and the ABL Agent may, in respect of such Term Priority Collateral, intervene and interpose such defence in its name or in the name of the relevant Credit Party. Provided the Term Credit Obligations Payment Date has occurred and until the ABL Obligations Payment Date has occurred, should any Secured Notes Secured Party,

contrary to this Agreement, in any way take, attempt to or threaten to take any action with respect to the Term Priority Collateral (including, without limitation, any attempt to realize upon or enforce any remedy with respect to this Agreement), or fail to take any action required by this Agreement, the ABL Agent (in its own name or in the name of the relevant Credit Party) may obtain relief against such Secured Notes Secured Party by injunction, specific performance and/or other appropriate equitable relief, it being understood and agreed by each of the Secured Notes Trustees that (i) the damages of the ABL Agent from its actions may at that time be difficult to ascertain and may be irreparable and may not be adequately compensated in damages, and (ii) each Secured Notes Secured Party waives any defence that the Credit Parties and/or the ABL Agent cannot demonstrate damage and/or be made whole by the awarding of damages; provided, however, that in such circumstances, in no event shall any Secured Notes Secured Party be liable for any indirect, special, punitive or consequential loss or damage of any kind whatsoever, including, but not limited to, lost profits, even if it has been advised of the likelihood of such loss or damage and regardless of the form of action.

(5) Until the Secured Notes Obligations Payment Date has occurred, if any ABL Secured Party (until the ABL Obligations Payment Date has occurred) and/or any Term Credit Secured Party (until the Term Credit Obligations Payment Date has occurred), contrary to this Agreement, commences or participates in any action or proceeding against any Credit Party with respect to any ABL Priority Collateral or any Term Priority Collateral, or against the ABL Priority Collateral or the Term Priority Collateral, the relevant Credit Party may, in respect of such ABL Priority Collateral or Term Priority Collateral, as the case may be, interpose as a defence the making of this Agreement, and the Secured Notes Trustees may, in respect of such ABL Priority Collateral or Term Priority Collateral, as the case may be, intervene and interpose such defence in its name or in the name of the relevant Credit Party. Until the Secured Notes Obligations Payment Date has occurred, if any ABL Secured Party (until the ABL Obligations Payment Date has occurred) and/or any Term Credit Secured Party (until the Term Credit Obligations Payment Date has occurred) should, contrary to this Agreement, in any way take, attempt to or threaten to take any action with respect to the ABL Priority Collateral or Term Priority Collateral, as the case may be, (including, without limitation, any attempt to realize upon or enforce any remedy with respect to this Agreement), or fail to take any action required by this Agreement, the Secured Notes Trustees (in their own names or in the name of the relevant Credit Party) may obtain relief against such ABL Secured Party or Term Credit Secured Party, as the case may be, by injunction, specific performance and/or other appropriate equitable relief, it being understood and agreed by

each of the ABL Agent and the Term Agent that (i) the damages of the Secured Notes Trustees from their actions may at that time be difficult to ascertain and may be irreparable and may not be adequately compensated in damages, and (ii) each ABL Secured Party and Term Credit Secured Party waives any defence that the Credit Parties and/or the Secured Notes Trustees cannot demonstrate damage and/or be made whole by the awarding of damages; provided, however, that in such circumstances, in no event shall any ABL Secured Party or Term Credit Secured Party be liable for any indirect, special, punitive or consequential loss or damage of any kind whatsoever, including, but not limited to, lost profits, even if it has been advised of the likelihood of such loss or damage and regardless of the form of action.

3.10 Liquidation Period.

The ABL Agent and/or any Receiver may, upon receipt by the Term Agent and the Secured Notes Trustees of prior written notice from the ABL Agent given in accordance with Section 3.2 in connection with an Enforcement Action (such notice to be received by such Persons no later than fifteen (15) days after the Commencement Date, as hereinafter defined), and subject to the rights of applicable landlords, occupy and use the Term Priority Collateral, for the purposes set out in Section 3.11, consisting of or located within (i) each Credit Party's manufacturing facilities for up to one hundred and twenty (120) days from the Commencement Date (the "**Manufacturing Liquidation Period**"), and (ii) each Credit Party's warehouse, distribution and office facilities for up to one hundred and fifty (150) days from the Commencement Date (the "**Warehouse Liquidation Period**", and together with the Manufacturing Liquidation Period, the "**Liquidation Period**") following the earliest to occur of: (i) the commencement of an Enforcement Action by the ABL Agent in respect of the ABL Priority Collateral; (ii) receipt by the ABL Agent of an enforcement notice from any other Secured Party; and (iii) the expiration of any period during which the ABL Agent and/or a Receiver is stayed or enjoined or precluded by statute or otherwise (through no fault of the ABL Agent or any Receiver) from taking one or more Enforcement Actions in respect of the ABL Priority Collateral (the date on which the earliest of an event described in clauses (i), (ii) or (iii) inclusive above occurs being the "**Commencement Date**"). For greater certainty, the Manufacturing Liquidation Period and the Warehouse Liquidation Period shall run concurrently and under no circumstance shall any Liquidation Period exceed a period of one hundred and fifty (150) days from the Commencement Date. During the applicable term of the Liquidation Period, the ABL Agent or any Receiver, as applicable, may use and occupy the Term Priority Collateral without force or process of law and without any obligation to pay rents, royalties or other fees to any other Secured Party or any Credit Party, except for payment or reimbursement of rents, costs and expenses as set forth in Section 3.14. During the Liquidation Period, the ABL Agent or any Receiver, as applicable, may

make copies of all books, records, books of account, computer disks, printouts and tapes and other computer-generated information relating to ABL Priority Collateral. The license or lease to use and occupy the Term Priority Collateral during the Liquidation Period shall apply to and for the benefit of the ABL Agent or any Receiver, as applicable, and any agents, brokers, appraisers, auctioneers or liquidators retained by the ABL Agent or such Receiver.

3.11 Use of Term Priority Collateral.

During the Manufacturing Liquidation Period, the ABL Agent or any Receiver, as applicable, shall have access to and use and occupancy of each Credit Party's manufacturing facilities and other Term Priority Collateral located therein to the extent necessary to convert raw materials, to complete the manufacturing of work in process, and to package, ship, sell, liquidate or otherwise dispose of Inventory. During the Liquidation Period, the ABL Agent or any Receiver, as applicable, shall have access to and use and occupancy of (i) each Credit Party's warehouse and distribution facilities and other Term Priority Collateral located therein (and all material handling equipment comprising Term Priority Collateral whether or not located therein) and in the offices to the extent necessary to package, ship, sell, liquidate or otherwise dispose of Inventory, and (ii) the offices of each Credit Party and the Term Priority Collateral located therein, including computers and computer programs and all other office equipment and supplies, to the extent necessary to collect, sell or otherwise dispose of Accounts.

3.12 Rights During Liquidation Period.

(1) During the Liquidation Period, the ABL Agent's access, use and occupancy of the manufacturing facilities, warehouse and distribution facilities, offices and Term Priority Collateral shall not be exclusive and provided that none of the following interfere in any material respect in connection with the exercise by the ABL Agent or any Receiver of the rights afforded by Sections 3.10 and 3.11, including the liquidation, sale or other disposition of the ABL Priority Collateral by the ABL Agent or any Receiver: (i) the Term Agent or the Secured Notes Trustees, as the case may be, and its or their Receiver shall have access to the manufacturing, warehouse, distribution and office facilities, offices and Term Priority Collateral to preserve, protect, appraise and evaluate the Term Priority Collateral, to show the Term Priority Collateral to potential purchasers, to offer the Term Priority Collateral for sale, to operate the business of the Credit Parties, or any part thereof, and/or to otherwise use the Term Priority Collateral; and (ii) the Term Agent or the Secured Notes Trustees, as the case may be, and its or their Receiver may sell some or all of the Term Priority Collateral, provided to the extent such Term Priority Collateral continues to be required for the purposes set out in Section 3.11 that the purchasers of such Term Priority Collateral shall have expressly agreed in writing to be bound by the Term Agent's or Secured Notes

Trustees' obligations, as the case may be, under this Agreement with respect to the purchased Term Priority Collateral until the expiration of the Liquidation Period and that to the extent so required as aforesaid, the items purchased shall remain in place and shall remain subject to the rights of use and occupancy of the ABL Agent and its Receiver, all in accordance with this Agreement.

(2) For greater certainty, the rights of the Secured Notes Trustees as provided for in this Section 3.12 shall only apply for the benefit if the Secured Notes Trustees to the extent they are taking and continuing an Enforcement Action after the issuance of a Secured Notes Term Priority Collateral Enforcement Request Notice under Section 3.1(3) or (4), as the case may be.

3.13 Availability and Delivery of Books, Records.

During the Liquidation Period, the Term Agent or the Secured Notes Trustees, as the case may be, (to the extent that such Person or Persons is or are in a position to do so) and the Credit Parties shall make available to the ABL Agent and any Receiver at no cost to the ABL Agent or such Receiver (other than for any reasonable costs and expenses incurred by the Term Agent or the Secured Notes Trustees, as the case may be, in connection therewith) copies of all books, records, books of account, computer disks, printouts, tapes and other computer-prepared information and other information with respect to the ABL Priority Collateral, and the Term Agent shall deliver to the ABL Agent or the Receiver, as applicable at no cost to the ABL Agent or such Receiver (other than for any reasonable costs and expenses incurred by the Term Agent or the Secured Notes Trustees, as the case may be, in connection therewith) copies of all ledgers and documents, if any, held by it and related to the ABL Priority Collateral.

3.14 Expenses During Liquidation Period.

If the ABL Agent or its Receiver elects to use some or all of the Term Priority Collateral as set forth herein, to the extent and for so long as the ABL Agent or the Receiver, as applicable, occupies or uses a manufacturing, warehouse or distribution facility or office owned or leased by a Credit Party, the ABL Agent shall be responsible for all direct expenses related thereto, including costs with respect to heat, light, electricity, water, insurance and real property taxes with respect to that portion of any building so used or occupied and payroll and related expenses for employees whose services are required by the ABL Agent or the Receiver for such use and operation of such facility or office. In addition, the ABL Agent shall, at its own cost and expense, perform, or cause to be performed, normal reasonable maintenance on those Term Priority Collateral used or occupied by the ABL Agent or the Receiver during the period of such use or occupation. The ABL Agent agrees to hold the Term Agent and the Secured Notes Trustees harmless concerning (i) any third party liability resulting from the use or operation of such facilities, offices,

buildings, premises and equipment by the ABL Agent or its Receiver and (ii) for any damage to or loss of the Term Priority Collateral. In the case of Term Priority Collateral leased to a Credit Party and used or occupied by the ABL Agent or a Receiver, the ABL Agent or the Receiver, as applicable, shall assume and be directly responsible for all obligations of the lessee, including without limitation, paying the rental and other payments required to be paid to the lessor, in each case in accordance with the terms of such lease for the period of such use and occupancy of the Term Priority Collateral, unless the applicable lessor shall have otherwise agreed. The ABL Agent or the Receiver, as applicable, shall promptly repair, at the ABL Agent's or Receiver's expense, any physical damage to the Term Priority Collateral caused by the ABL Agent or the Receiver or any other Person acting under the direction of either of them during the use or occupancy of the Term Priority Collateral by or on behalf of the ABL Agent or the Receiver, as applicable, or any sale, removal or other disposition of its Collateral (ordinary wear and tear excluded) and the Term Priority Collateral so used or occupied shall be left by the ABL Agent and the Receiver at the expiration of the applicable term of the Liquidation Period in substantially the same state of repair and be in the same working order (ordinary wear and tear excluded), in each case as existed upon the commencement of the Liquidation Period.

3.15 No Obligation to Take Possession/Maintain Leases.

Nothing in this Section 3 shall obligate any Secured Party to take possession of or appoint or seek to appoint a Receiver over, the Term Priority Collateral, or to take any other enforcement step with respect to the Term Priority Collateral. In addition to the foregoing and for greater certainty, nothing in this Section 3 shall obligate any Secured Party to undertake any measures or expend or incur any amounts in order to maintain any Term Priority Collateral which has been leased by a Credit Party.

3.16 Rights Personal to ABL Agent.

The rights and obligations of Sections 3.10 to 3.14 above inclusive are personal to the ABL Agent and, notwithstanding any other provision in this Agreement, may not be assigned or otherwise transferred by the ABL Agent to any other Person or Persons, in whole or in part, unless each such assignee provides an indemnity in favour of the Term Credit Secured Parties, on substantially the same terms as are set forth in Section 3.14.

SECTION 4 APPLICATION OF PROCEEDS OF THE COLLATERAL; DISPOSITIONS AND RELEASES OF THE PRIORITY COLLATERAL; INSPECTION AND INSURANCE

4.1 Application of Proceeds; Turnover Provisions.

(1) All proceeds of ABL Priority Collateral resulting from the Disposition of ABL Priority Collateral in connection with or resulting from any Enforcement Action, and whether or not pursuant to an Insolvency Proceeding, shall be distributed as follows: first to the ABL Agent for application to the ABL Obligations in accordance with the terms of the ABL Documents, until the ABL Obligations Payment Date has occurred; thereafter, to the Term Agent for application to the Term Credit Obligations in accordance with the Term Credit Documents until the Term Credit Obligations Payment Date has occurred; and thereafter to the Secured Notes Trustees for application to the Secured Notes Obligations in accordance with the Secured Notes Credit Documents. Until the ABL Obligations Payment Date has occurred, any ABL Priority Collateral, including without limitation any such ABL Priority Collateral constituting proceeds, that may be received by any Term Credit Secured Party or Secured Notes Secured Party in violation of this Agreement shall be segregated and held in trust and promptly paid over to the ABL Agent in the same form as received, with any necessary endorsements, and the Term Agent and each of the Secured Notes Trustees each hereby authorizes the ABL Agent to make any such endorsements as agent for such Person (which authorization, being coupled with an interest, is irrevocable). Provided the ABL Obligations Payment Date has occurred and until the Term Credit Obligations Payment Date has occurred, any ABL Priority Collateral, including without limitation any such ABL Priority Collateral constituting proceeds, that may be received by any Secured Notes Secured Party in violation of this Agreement shall be segregated and held in trust and promptly paid over to the Term Agent in the same form as received, with any necessary endorsements, and each Secured Notes Secured Party hereby authorizes the Term Agent to make any such endorsements as agent for the Secured Notes Trustees (which authorization, being coupled with an interest, is irrevocable).

(2) All proceeds of Term Priority Collateral resulting from the Disposition of Term Priority Collateral in connection with or resulting from any Enforcement Action, and whether or not pursuant to an Insolvency Proceeding, shall be distributed as follows: first to the Term Agent for application to the Term Credit Obligations in accordance with the terms of the Term Credit Documents, until the Term Credit Obligations Payment Date has occurred; thereafter, to the ABL Agent for application to the ABL Obligations in accordance with the ABL Credit Documents up to the ABL

Term Priority Collateral Capped Amount; thereafter to the Secured Notes Trustees for application to the Secured Notes Obligations in accordance with the Secured Notes Credit Documents until the Secured Notes Obligations Payment Date has occurred; and thereafter to the ABL Agent for application to the ABL Obligations in accordance with the ABL Credit Documents for amounts in excess of the ABL Term Priority Collateral Capped Amount until the ABL Obligations Payment Date has occurred. Until the Term Credit Obligations Payment Date has occurred, any Term Priority Collateral, including without limitation any such Term Priority Collateral constituting proceeds, that may be received by any ABL Secured Party or Secured Notes Secured Party in violation of this Agreement shall be segregated and held in trust and promptly paid over to the Term Agent in the same form as received, with any necessary endorsements, and the ABL Agent and each Secured Notes Trustee hereby authorizes the Term Agent to make any such endorsements as agent for the ABL Agent and each Secured Notes Trustees, as the case may be (which authorization, being coupled with an interest, is irrevocable). Provided the Term Credit Obligations Payment Date has occurred, any Term Priority Collateral, including without limitation any such Term Priority Collateral constituting proceeds, that may be received by the ABL Agent or any Secured Notes Secured Party in violation of this Agreement shall be segregated and held in trust and promptly paid over to the Secured Party entitled to same in the same form as received, with any necessary endorsements, and each of such Secured Parties hereby authorizes the other to make any such endorsements as its agent (which authorization, being coupled with an interest, is irrevocable).

(3) The provisions of Sections 4.1(1) and (2) shall also apply to Asset Sale Proceeds resulting from any Disposition of ABL Priority Collateral or Term Priority Collateral, as the case may be, prior to or not resulting from or in connection with the taking or continuing of any Enforcement Action, provided that the entitlement of the ABL Agent to receive proceeds of any Term Priority Collateral subsequent to the Term Agent and prior to the Secured Notes Trustees shall be limited to the ABL Term Priority Collateral Capped Amount for each such Disposition (and not, for greater certainty, as an aggregate entitlement of the ABL Agent to receive such amount for application to the ABL Obligations prior to the Secured Notes Trustees being entitled to apply any proceeds of Term Priority Collateral to the Secured Notes Obligations in accordance with Section 4.1(2)).

4.2 Asset Dispositions.

(1) Until the ABL Obligations Payment Date has occurred, subject to compliance with Sections 4.1(1) or (3), as applicable, each of the Secured Notes Trustees agrees, it shall not, subject to Section 4.2(5) in an Insolvency Proceeding or

otherwise, oppose any Disposition of any assets of any Credit Party constituting ABL Priority Collateral that is supported and consented to by the ABL Agent, and each Secured Notes Secured Party will be deemed to have consented to any such Disposition supported and consented to by the ABL Agent and to have released their Liens in such assets (but not the proceeds thereof as provided in Section 4.3), provided that the ABL Agent agrees that nothing in this Section 4.2 shall, is intended to, or shall be deemed to, constitute a waiver by any Secured Notes Secured Party or prohibit or otherwise restrict any Secured Notes Secured Party from instituting any legal proceeding against the ABL Secured Parties seeking damages on the grounds of non-compliance with applicable law or gross negligence or wilful misconduct of the ABL Agent, its Receiver, any other ABL Secured Party or any other Person acting on behalf or under the direction of any of them.

(2) Provided the ABL Obligations Payment Date has occurred and until the Term Credit Obligations Payment Date has occurred, subject to compliance with Sections 4.1(1) or (3), as applicable, each of the Secured Notes Trustees agrees that it shall not, subject to Section 4.2(5) in an Insolvency Proceeding or otherwise, oppose any Disposition of any assets of any Credit Party constituting ABL Priority Collateral that is supported and consented to by the Term Agent, and each Secured Notes Secured Party will be deemed to have consented to any such Disposition supported and consented to by the Term Agent and to have released their Liens in such assets (but not the proceeds thereof as provided in Section 4.3), provided that the Term Agent agrees that nothing in this Section 4.2 shall, is intended to, or shall be deemed to, constitute a waiver by any Secured Notes Secured Party or prohibit or otherwise restrict any Secured Notes Secured Party, from instituting any legal proceeding against the Term Credit Secured Parties seeking damages on the grounds of non-compliance with applicable law or gross negligence or wilful misconduct of the Term Agent, its Receiver, any other Term Credit Secured Party or any other Person acting on behalf or under the direction of any of them.

(3) Until the Term Credit Obligations Payment Date has occurred, subject to compliance with Sections 4.1(2), or (3), as applicable, each of the Secured Notes Trustees shall not, subject to Section 4.2(5), in an Insolvency Proceeding or otherwise, oppose any Disposition of any assets of any Credit Party constituting Term Priority Collateral that is supported and consented to by the Term Agent, and each Secured Notes Secured Party will be deemed to have consented to any such Disposition supported and consented to by the Term Agent and to have released their Liens in such assets (but not the proceeds thereof as provided in Section 4.3), provided that the Term Agent agrees that nothing in this Section 4.2 shall, is intended to, or shall be deemed

to, constitute a waiver by any Secured Notes Secured Party or prohibit or otherwise restrict any Secured Notes Secured Party, from instituting any legal proceeding against the Term Credit Secured Parties seeking damages on the grounds of non-compliance with applicable law or gross negligence or wilful misconduct of the Term Agent, its Receiver, any other Term Credit Secured Party or any other Person acting on behalf or under the direction of any of them.

(4) Provided the Term Credit Obligations Payment Date has occurred and until the ABL Obligations Payment Date has occurred, subject to compliance with Section 4.1(2) or (3), as applicable, each of the Secured Notes Trustees agrees that it shall not, subject to Section 4.2(5), in an Insolvency Proceeding or otherwise, oppose any Disposition of any assets of any Credit Party constituting Term Priority Collateral that is supported and consented to by the ABL Agent, and each Secured Notes Secured Party will be deemed to have consented to any such Disposition supported and consented to by the ABL Agent and to have released their Liens in such assets (but not the proceeds thereof as provided in Section 4.3), provided that the ABL Agent agrees that nothing in this Section 4.2 shall, is intended to, or shall be deemed to, constitute a waiver by any Secured Notes Secured Party or prohibit or otherwise restrict any Secured Notes Secured Party, from instituting any legal proceeding against the ABL Secured Parties seeking damages on the grounds of non-compliance with applicable law or gross negligence or wilful misconduct of the ABL Agent, its Receiver, any other ABL Secured Party or any other Person acting on behalf or under the direction of any of them.

(5) Notwithstanding Sections 4.2(1), 4.2(2), 4.2(3) and (4) above but subject to compliance with Section 4.1(3), if the Secured Notes are not or have not been fully redeemed pursuant to Article 3 of the Supplemental Trust Indenture (any such redemption being subject to the prior written consent of the ABL Agent and the Term Agent which may be withheld in their sole discretion), each of the Secured Notes Trustees may oppose any Disposition of (i) all or substantially all of the assets of, or more than 49% of the equity securities of, any Lake Erie Steel Entity, or (ii) more than 50% of any of the equity securities of any of the other General Partners or Limited Partnerships (other than any of the Lake Erie Steel Entities), in each case, which is not effected with the prior written consent of the holders of the Secured Notes in accordance with Section 6.12(9) or Section 6.14 of the Supplemental Trust Indenture, as the case may be.

4.3 Releases of Secured Parties Liens.

(1) Until the ABL Obligations Payment Date has occurred, upon any Disposition of ABL Priority Collateral subject to and in accordance with the terms of the

ABL Credit Documents and this Agreement (including, without limitation, pursuant to Sections 4.1(1), 4.1(3), 4.2(5) and 4.3(5)) that results in the release of the ABL Lien on any ABL Priority Collateral (including without limitation any Disposition pursuant to any Enforcement Action), the Secured Notes Lien on such ABL Priority Collateral (but not on any proceeds of such ABL Priority Collateral not required by the provisions of Section 4.1 to be paid to the ABL Agent) shall be automatically and unconditionally released with no further consent or action of any Person, unless such Disposition has not been completed in compliance with applicable law or results from the gross negligence or wilful misconduct of the ABL Agent, its Receiver, any other ABL Secured Party or any other Person acting on behalf or under the direction of any of them. Subject to the foregoing, each of the Secured Notes Trustees shall promptly execute and deliver such release documents and instruments and shall take such further actions as the ABL Agent shall reasonably request to evidence any release of their Liens described above, and each of the Secured Notes Trustees hereby appoints the ABL Agent and any senior officer or duly authorized person of the ABL Agent, with full power of substitution, as its true and lawful attorney in its place and stead and in its name or in the ABL Agent's own name, from time to time, in the ABL Agent's sole discretion, acting reasonably, for the purposes of carrying out the terms of this subparagraph (1) (which appointment, being coupled with an interest, is irrevocable).

(2) Provided the ABL Obligations Payment Date has occurred and until the Term Credit Obligations Payment Date has occurred, upon any Disposition of ABL Priority Collateral subject to and in accordance with the terms of the Term Credit Documents and this Agreement (including, without limitation, pursuant to and subject to compliance with Sections 4.1(1), 4.1(3), 4.2(5) and 4.3(5)) that results in the release of the Term Credit Lien on any ABL Priority Collateral (including without limitation any Disposition pursuant to any Enforcement Action), the Secured Notes Lien on such ABL Priority Collateral (but not on any proceeds of such ABL Priority Collateral not required by the provisions of Section 4.1 to be paid to the Term Agent) shall be automatically and unconditionally released with no further consent or action of any Person, unless such Disposition has not been completed in compliance with applicable law or results from the gross negligence or wilful misconduct of the Term Agent, its Receiver, any other Term Credit Secured Party or any other Person acting on behalf or under the direction of any of them. Subject to the foregoing, each of the Secured Notes Trustees shall promptly execute and deliver such release documents and instruments and shall take such further actions as the Term Agent shall reasonably request to evidence any release of their Liens described above, and each of the Secured Notes Trustees hereby appoints the Term Agent and any senior officer or duly authorized

person of the Term Agent, with full power of substitution, as its true and lawful attorney in its place and stead and in its name or in the Term Agent's own name, from time to time, in the Term Agent's sole discretion, acting reasonably, for the purposes of carrying out the terms of this subparagraph (2) (which appointment, being coupled with an interest, is irrevocable).

(3) Until the Term Credit Obligations Payment Date has occurred, upon any Disposition of Term Priority Collateral subject to and in accordance with the terms of the Term Credit Documents and this Agreement (including, without limitation, pursuant to and subject to compliance with Sections 4.1(2) , 4.1(3), 4.2(5) and 4.3(5)) that results in the release of the Term Credit Lien on any Term Priority Collateral (including without limitation any Disposition pursuant to any Enforcement Action), the Secured Notes Lien on such Term Priority Collateral (but not on any proceeds of such Term Priority Collateral not required by the provisions of Section 4.1 to be paid to the Term Agent) shall be automatically and unconditionally released with no further consent or action of any Person, unless such Disposition has not been completed in compliance with applicable law or results from the gross negligence or wilful misconduct of the Term Agent, its Receiver, any other Term Credit Secured Party or any other Person acting on behalf or under the direction of any of them. Subject to the foregoing, each of the Secured Notes Trustees shall promptly execute and deliver such release documents and instruments and shall take such further actions as the Term Agent shall reasonably request to evidence any release of the Liens described above, and each of the Secured Notes Trustees hereby appoints the Term Agent and any senior officer or duly authorized person of the Term Agent, with full power of substitution, as its true and lawful attorney in its place and stead and in its name or in the Term Agent's own name, from time to time, in the Term Agent's sole discretion, acting reasonably, for the purposes of carrying out the terms of this subparagraph (3) (which appointment, being coupled with an interest, is irrevocable).

(4) Provided the Term Credit Obligations Payment Date has occurred and until the ABL Obligations Payment Date has occurred, upon any Disposition of Term Priority Collateral subject to and in accordance with the terms of the ABL Credit Documents and this Agreement (including, without limitation, pursuant to and subject to compliance with Sections 4.1(2), 4.1(3), 4.2(5) and 4.3(5)) that results in the release of the ABL Lien on any Term Priority Collateral (including without limitation any Disposition pursuant to any Enforcement Action), subject to Section 4.3(5), the Secured Notes Lien on such Term Priority Collateral (but not on any proceeds of such ABL Priority Collateral not required by the provisions of Section 4.1 to be paid to the ABL Agent) shall be automatically and unconditionally released with no further

consent or action of any Person, unless such Disposition has not been completed in compliance with applicable law or results from the gross negligence or wilful misconduct of the ABL Agent, its Receiver, any other ABL Secured Party or any other Person acting on behalf or under the direction of any of them. Subject to the foregoing, each of the Secured Notes Trustees shall promptly execute and deliver such release documents and instruments and shall take such further actions as the ABL Agent shall reasonably request to evidence any release of the Secured Notes Lien described above, and each of the Secured Notes Trustees hereby appoints the ABL Agent and any senior officer or duly authorized person of the ABL Agent, with full power of substitution, as its true and lawful attorney in the place and stead of such Secured Notes Trustee and in the name of such Secured Notes Trustee or in the name of the ABL Agent, from time to time, in the sole discretion of the ABL Agent, acting reasonably, for the purposes of carrying out the terms of this subparagraph (4) (which appointment, being coupled with an interest, is irrevocable).

(5) Notwithstanding Sections 4.3(1), 4.3(2), 4.3(3) and 4.3(4) above but subject to compliance with Section 4.1(3), if the Secured Notes are not or have not been fully redeemed pursuant to Article 3 of the Supplemental Trust Indenture (any such redemption being subject to the prior written consent of the ABL Agent and the Term Agent which may be withheld in their sole discretion), no Secured Notes Liens shall be so automatically released in connection with the Disposition of (i) all or substantially all of the assets of, or more than 49% of the equity securities of, any Lake Erie Steel Entity, or (ii) more than 50% of any of the equity securities of any of the other General Partners or Limited Partnerships (other than any of the Lake Erie Steel Entities), in each case, without the prior written consent of the holders of the Secured Notes in accordance with Section 6.12(9) or Section 6.14 of the Supplemental Trust Indenture, as the case may be.

4.4 Inspection Rights and Insurance.

(1) Until the ABL Obligations Payment Date has occurred, subject to compliance with Sections 3.1, 4.1, 4.2(5) and 4.3(5), the ABL Agent and its representatives and invitees may at any time inspect, repossess, remove and otherwise deal with the ABL Priority Collateral, and the ABL Agent may advertise and conduct public or private sales of the ABL Priority Collateral, in each case without the involvement of or interference by any other Secured Party or liability to any other Secured Party, provided that the ABL Agent agrees that nothing in this Section shall, is intended to, or shall be deemed to, constitute a waiver by any other Secured Party or prohibit or otherwise restrict any other Secured Party, from instituting any legal proceeding against the ABL Agent, its representatives and invitees, seeking damages on the

grounds of non-compliance with applicable law or gross negligence or wilful misconduct of any such party or any other Person acting on behalf or under the direction of any of them. Until the ABL Obligations Payment Date has occurred, subject to the terms of this Agreement each of the ABL Agent, the Term Agent and the Secured Notes Trustees will have the right to be named as additional insureds and loss payees under any insurance policies maintained from time to time by any Credit Party in respect of the ABL Priority Collateral provided that any payments under such insurance policies shall be made solely and exclusively to the ABL Agent until the ABL Obligations Payment Date has occurred, and until such time the ABL Agent will have the sole and exclusive right to (i) adjust or settle any insurance policy or claim covering the ABL Priority Collateral in the event of any loss thereunder, and (ii) to approve any award granted in any expropriation, condemnation or similar proceeding affecting the ABL Priority Collateral, provided that the ABL Agent agrees that nothing in this Section 4.4(1) shall, is intended to, or shall be deemed to, constitute a waiver by any Term Credit Secured Party or Secured Notes Secured Party or prohibit or otherwise restrict any Term Credit Secured Party or Secured Notes Secured Party from instituting any legal proceeding against the ABL Secured Parties seeking damages on the grounds of non-compliance with applicable law or gross negligence or wilful misconduct of the ABL Agent, its Receiver, any other ABL Secured Party or any other Person acting on behalf or under the direction of any of them.

(2) Provided the ABL Obligations Payment Date has occurred and until the Term Credit Obligations Payment Date has occurred, subject to compliance with Sections 3.1, 4.1, 4.2(5) and 4.3(5), the Term Agent and its representatives and invitees may at any time inspect, repossess, remove and otherwise deal with the ABL Priority Collateral, and the Term Agent may advertise and conduct public or private sales of the ABL Priority Collateral, in each case without the involvement of or interference by any Secured Notes Secured Party or liability to any Secured Notes Secured Party, provided that the Term Agent agrees that nothing in this Section shall, is intended to, or shall be deemed to, constitute a waiver by any Secured Notes Secured Party or prohibit or otherwise restrict any Secured Notes Credit Secured Party, from instituting any legal proceeding against the Term Agent, its representatives and invitees, seeking damages on the grounds of non-compliance with applicable law or gross negligence or wilful misconduct of any such party or any other Person acting on behalf or under the direction of any of them. Provided the ABL Obligations Payment Date has occurred and until the Term Credit Obligations Payment Date has occurred, subject to the terms of this Agreement, the Term Agent and the Secured Notes Trustees will have the right to be named as additional insureds and loss payees under any insurance

policies maintained from time to time by any Credit Party in respect of the ABL Priority Collateral provided that any payments under such insurance policies shall be made solely and exclusively to the Term Agent until the Term Credit Obligations Payment Date has occurred, and until such time the Term Agent will have the sole and exclusive right to (i) adjust or settle any insurance policy or claim covering the ABL Priority Collateral in the event of any loss thereunder, and (ii) to approve any award granted in any expropriation, condemnation or similar proceeding affecting the ABL Priority Collateral, provided that the Term Agent agrees that nothing in this Section 4.4(2) shall, is intended to, or shall be deemed to, constitute a waiver by any Secured Notes Secured Party or prohibit or otherwise restrict any Secured Notes Secured Party from instituting any legal proceeding against the Term Credit Secured Parties seeking damages on the grounds of non-compliance with applicable law or gross negligence or wilful misconduct of the Term Agent, its Receiver, any other Term Credit Secured Party or any other Person acting on behalf or under the direction of any of them.

(3) Until the Term Credit Obligations Payment Date has occurred, subject to compliance with Sections 3.1, 4.1, 4.2(5) and 4.3(5), the Term Agent and its representatives and invitees may, at any time inspect, repossess, remove and otherwise deal with the Term Priority Collateral, and the Term Agent may advertise and conduct public or private sales of the Term Priority Collateral, in each case without the involvement of or interference by any other Secured Party or liability to any other Secured Party, provided that the Term Agent agrees that nothing in this Section shall, is intended to, or shall be deemed to, constitute a waiver by any other Secured Party or prohibit or otherwise restrict any other Secured Party, from instituting any legal proceeding against the Term Agent, its representatives and invitees, seeking damages on the grounds of non-compliance with applicable law or gross negligence or wilful misconduct of any such party or any other Person acting on behalf or under the direction of any of them. Until the Term Credit Obligations Payment Date has occurred, subject to the terms of this Agreement, each of the Term Agent, the ABL Agent and each of the Secured Notes Trustees will have the right to be named as additional insureds and loss payees under any insurance policies maintained from time to time by any Credit Party in respect of the Term Credit Priority Collateral provided that any payments under such insurance policies shall be made solely and exclusively to the Term Agent until the Term Credit Obligations Payment Date has occurred, and until such time the Term Agent will have the sole and exclusive right to (i) adjust or settle any insurance policy or claim covering the Term Priority Collateral in the event of any loss thereunder, and (ii) to approve any award granted in any expropriation, condemnation or similar proceeding affecting the Term Priority Collateral, provided that the Term Agent agrees that nothing in this

Section 4.4(3) shall, is intended to, or shall be deemed to, constitute a waiver by any ABL Secured Party or Secured Notes Secured Party or prohibit or otherwise restrict any ABL Secured Party or Secured Notes Secured Party from instituting any legal proceeding against the Term Credit Secured Parties seeking damages on the grounds of non-compliance with applicable law or gross negligence or wilful misconduct of the Term Agent, its Receiver, any other Term Credit Secured Party or any other Person acting on behalf or under the direction of any of them.

(4) Provided the Term Credit Obligations Payment Date has occurred and until the ABL Obligations Payment Date has occurred, subject to compliance with Sections 3.1, 4.1, 4.2(5) and 4.3(5), the ABL Agent and its representatives and invitees may at any time inspect, repossess, remove and otherwise deal with the Term Priority Collateral, and the ABL Agent may advertise and conduct public or private sales of the Term Priority Collateral, in each case without the involvement of or interference by any Secured Notes Secured Party or liability to any Secured Notes Secured Party, provided that the ABL Agent agrees that nothing in this Section shall, is intended to, or shall be deemed to, constitute a waiver by any Secured Notes Secured Party or prohibit or otherwise restrict any Secured Notes Secured Party, from instituting any legal proceeding against the ABL Agent, its representatives and invitees, seeking damages on the grounds of non-compliance with applicable law or gross negligence or wilful misconduct of any such party or any other Person acting on behalf or under the direction of any of them. Provided the Term Credit Obligations Payment Date has occurred and until the ABL Obligations Payment Date has occurred, subject to the terms of this Agreement, each of the ABL Agent and the Secured Notes Trustees will have the right to be named as additional insureds and loss payees under any insurance policies maintained from time to time by any Credit Party in respect of the Term Priority Collateral provided that any payments under such insurance policies shall be made solely and exclusively to the ABL Agent until the ABL Obligations Payment Date has occurred. In addition, as long as any ABL Obligations are outstanding, the ABL Agent will have the sole and exclusive right to (i) adjust or settle any insurance policy or claim covering the Term Priority Collateral in the event of any loss thereunder, and (ii) to approve any award granted in any expropriation, condemnation or similar proceeding affecting the Term Priority Collateral, provided that the ABL Agent agrees that nothing in this Section 4.4(4) shall, is intended to, or shall be deemed to, constitute a waiver by any Secured Notes Secured Party or prohibit or otherwise restrict any Secured Notes Secured Party from instituting any legal proceeding against the ABL Secured Parties seeking damages on the grounds of non-compliance with applicable law or gross negligence or wilful misconduct of the ABL Agent, its Receiver, any other

ABL Secured Party or any other Person acting on behalf or under the direction of any of them.

SECTION 5 INSOLVENCY PROCEEDINGS

5.1 Filing of Motions.

(1) Until the ABL Obligations Payment Date has occurred, subject to Sections 3.1(1), (3) and (4), each of the Non-ABL Secured Parties agrees that no such Secured Party shall, in or in connection with any Insolvency Proceeding, file any pleadings or motions, take any position at any hearing or proceeding of any nature, or otherwise take any action whatsoever with respect to the determination of any Liens or claims held by any ABL Secured Party (including the validity and enforceability thereof) or the value of any claims of such parties in any such Insolvency Proceeding or otherwise; provided that such Non-ABL Secured Parties may accelerate their respective Obligations for the sole purpose of filing a proof of claim in an Insolvency Proceeding and take or participate in legal proceedings arising thereunder, and take action for the conversion of any floating charge to a fixed charge, in each case, subject to the limitations contained in this Section 5.

(2) Until the Term Obligations Payment Date has occurred, subject to Sections 3.1(2) and (3), each of the Secured Parties (other than the Term Agent) agrees that no such Secured Party shall, in or in connection with any Insolvency Proceeding, file any pleadings or motions, take any position at any hearing or proceeding of any nature, or otherwise take any action whatsoever with respect to the determination of any Liens or claims held by any Term Credit Secured Party (including the validity and enforceability thereof) or the value of any claims of such parties in any such Insolvency Proceeding or otherwise; provided that such other Secured Parties may accelerate their respective Obligations for the sole purpose of filing a proof of claim in an Insolvency Proceeding and take or participate in legal proceedings thereunder, and take action for the conversion of any floating charge to a fixed charge, subject to the limitations contained in Section 3.5 and this Section 5.

5.2 No Relief From Stay.

(1) Until the ABL Obligations Payment Date has occurred, each of the Non-ABL Secured Parties agrees, subject to Section 3.1(1), that none of them will seek relief from any stay of proceedings in any Insolvency Proceeding in respect of any ABL Priority Collateral without the prior written consent of the ABL Agent.

(2) Provided the ABL Obligations Payment Date has occurred and until the Term Credit Obligations Payment Date has occurred, each of the Secured Notes

Trustees agrees, on behalf of the Secured Notes Secured Parties, that none of them will seek relief from any stay of proceedings in any Insolvency Proceeding in respect of any ABL Priority Collateral without the prior written consent of the Term Agent.

(3) Until the Term Credit Obligations Payment Date has occurred, each of the Secured Parties (other than the Term Agent) agrees, subject to Section 3.1(3) and (4), that none of them will seek relief from any stay of proceedings in any Insolvency Proceeding in respect of any Term Priority Collateral without the prior written consent of the Term Agent.

(4) Provided the Term Credit Obligations Payment Date has occurred and until the ABL Obligations Payment Date has occurred, subject to Section 3.1(4), each of the Secured Notes Trustees agrees that it will not seek relief from any stay of proceedings in any Insolvency Proceeding in respect of any Term Priority Collateral without the prior written consent of the ABL Agent.

5.3 Avoidance Issues.

If any Secured Party is required in any Insolvency Proceeding or otherwise to turn over or otherwise pay to the bankruptcy trustee of any Credit Party, because the payment of such amount was declared to be a fraudulent preference, fraudulent conveyance, settlement or preference in any respect or for any other reason, any amount (a "**Recovery**"), whether received as proceeds of security, enforcement of any right of set-off or otherwise, then its respective Obligations shall be reinstated to the extent of such Recovery and deemed to be outstanding as if such payment had not occurred and its respective Obligations Payment Date shall be deemed not to have occurred. If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto. Each of the Secured Parties agrees that none of them shall be entitled to benefit from any avoidance action affecting or otherwise relating to any distribution or allocation made in accordance with this Agreement, whether by preference or otherwise, it being understood and agreed that the benefit of such avoidance action otherwise allocable to them shall instead be allocated and turned over for application in accordance with the priorities set forth in this Agreement.

5.4 Separate Grants of Security and Separate Classification.

(1) Until the ABL Obligations Payment Date has occurred, the Term Agent and each of the Secured Notes Trustees agrees that (i) the grants of Liens over the ABL Priority Collateral pursuant to each of the Security Documents constitute separate and distinct grants of Liens and (ii) because of, among other things, their differing rights in the ABL Priority Collateral, the Term Credit

Obligations and Secured Notes Obligations are fundamentally different from the ABL Obligations and must be separately classified with respect to the ABL Priority Collateral in any plan of compromise, arrangement and/or reorganization proposed or adopted in an Insolvency Proceeding. To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that the claims of the Secured Parties in respect of the ABL Priority Collateral constitute only one secured claim (rather than separate classes of secured claims), then each of the Term Agent and the Secured Notes Trustees acknowledge and agree that all distributions shall be made as if there were separate classes of secured claims against the Credit Parties in respect of the ABL Priority Collateral (with the effect being that, to the extent that the aggregate value of the ABL Priority Collateral is sufficient (for this purpose ignoring all claims held by the Term Credit Secured Parties and Secured Notes Secured Parties), the ABL Agent shall be entitled to receive all amounts owing to the ABL Secured Parties before any distribution on the ABL Priority Collateral is made in respect of the claims held by the Term Credit Secured Parties and Secured Notes Secured Parties), with the Term Agent and the Secured Notes Trustees acknowledging and agreeing to turn over to the ABL Agent amounts otherwise received or receivable by them with respect to the ABL Priority Collateral to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the Term Credit Secured Parties or the Secured Notes Secured Parties.

(2) Provided the ABL Obligations Payment Date has occurred and until the Term Credit Obligations Payment Date has occurred, each of the Secured Notes Trustees agrees that (i) the grants of Liens over the ABL Priority Collateral pursuant to each of the Security Documents constitute separate and distinct grants of Liens, and (ii) because of, among other things, their differing rights in the ABL Priority Collateral, the Secured Notes Obligations are fundamentally different from the Term Credit Obligations and must be separately classified with respect to the ABL Priority Collateral in any plan of compromise, arrangement and/or reorganization proposed or adopted in an Insolvency Proceeding. To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that the claims of the Term Credit Secured Parties and the Secured Notes Secured Parties in respect of the ABL Priority Collateral constitute only one secured claim (rather than separate classes of secured claims), then each of the Secured Notes Trustees acknowledge and agree that all distributions shall be made as if there were separate classes of secured claims against the Credit Parties in respect of the ABL Priority Collateral (with the effect being that, to the extent that the aggregate value of the ABL Priority Collateral is sufficient (for this purpose ignoring all claims held by the Secured Notes Secured Parties), the

Term Agent shall be entitled to receive all amounts owing to the Term Credit Secured Parties before any distribution on the ABL Priority Collateral is made in respect of the claims held by the Secured Notes Secured Parties), with the Secured Notes Trustees acknowledging and agreeing to turn over to the Term Agent amounts otherwise received or receivable by them with respect to the ABL Priority Collateral to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the Secured Notes Secured Parties.

(3) Until the Term Credit Obligations Payment Date has occurred, the ABL Agent and each of the Secured Notes Trustees agrees that (i) the grants of Liens over the Term Priority Collateral pursuant to each of the Security Documents constitute separate and distinct grants of Liens and (ii) because of, among other things, their differing rights in the Term Priority Collateral, the ABL Obligations and Secured Notes Obligations are fundamentally different from the Term Credit Obligations and must be separately classified with respect to the Term Priority Collateral in any plan of compromise, arrangement and/or reorganization proposed or adopted in an Insolvency Proceeding. To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that the claims of the Secured Parties in respect of the Term Priority Collateral constitute only one secured claim (rather than separate classes of secured claims), then the ABL Agent and each of the Secured Notes Trustees acknowledge and agree that all distributions shall be made as if there were separate classes of secured claims against the Credit Parties in respect of the Term Priority Collateral (with the effect being that, to the extent that the aggregate value of the Term Priority Collateral is sufficient (for this purpose ignoring all claims held by the ABL Secured Parties and Secured Notes Secured Parties), the Term Agent shall be entitled to receive all amounts owing to the Term Credit Secured Parties before any distribution on the Term Priority Collateral is made in respect of the claims held by the ABL Secured Parties and Secured Notes Secured Parties), with the ABL Secured Parties and Secured Notes Secured Parties acknowledging and agreeing to turn over to the Term Agent amounts otherwise received or receivable by them with respect to the Term Priority Collateral to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the ABL Secured Parties or Secured Notes Secured Parties.

(4) Provided the Term Credit Obligations Payment Date has occurred and until the ABL Obligations Payment Date has occurred, each of the Secured Notes Trustees agrees that (i) the grants of Liens over the Term Priority Collateral pursuant to each of the Security Documents constitute separate and distinct grants of Liens and (ii) because of, among other things, their differing rights

in the Term Priority Collateral, the Secured Notes Obligations are fundamentally different from the ABL Obligations and must be separately classified with respect to the Term Priority Collateral in any plan of compromise, arrangement and/or reorganization proposed or adopted in an Insolvency Proceeding. To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that the claims of the ABL Secured Parties and Secured Notes Secured Parties in respect of the Term Priority Collateral constitute only one secured claim (rather than separate classes of secured claims), then each of the Secured Notes Trustees acknowledges and agrees that all distributions shall be made as if there were separate classes of secured claims against the Credit Parties in respect of the Term Priority Collateral (with the effect being that, to the extent that the aggregate value of the Term Priority Collateral is sufficient (for this purpose ignoring all claims held by the Secured Notes Secured Parties), the ABL Agent shall be entitled to receive all amounts owing to the ABL Secured Parties up to the ABL Term Priority Collateral Capped Amount before any distribution on the Term Priority Collateral is made in respect of the claims held by the Secured Notes Secured Parties), with the Secured Notes Secured Parties acknowledging and agreeing to turn over to the ABL Agent amounts otherwise received or receivable by them with respect to the Term Priority Collateral to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the Secured Notes Secured Parties.

5.5 No Waivers of Rights of Secured Creditors.

Nothing contained herein shall, subject to Section 3.1, prohibit or in any way limit the Secured Parties from, in respect of any Collateral, objecting in any Insolvency Proceeding or otherwise to any action taken by any other Secured Party in respect of such Collateral, including the assertion by any other Secured Party of any of its rights and remedies under its respective Credit Documents or otherwise.

5.6 Plans of Reorganization; Debtor-in-Possession Financing.

(1) To the extent that, notwithstanding the intent of the parties as provided in Section 5.4, it is held that the claims of the Secured Parties and in respect of the ABL Priority Collateral constitute only one secured claim (rather than separate classes of secured claims), no Term Credit Secured Party or Secured Notes Secured Party shall support or vote in favour of any plan of compromise, arrangement and/or reorganization (and each shall be deemed to have voted to reject any plan of compromise, arrangement and/or reorganization) unless such plan (i) pays off, in cash in full, all ABL Obligations, (ii) is accepted by the class of holders of ABL Obligations voting thereon and is supported by the ABL Agent, or (iii) incorporates this Agreement by reference and continues the rights and priorities of the Secured

Parties in the ABL Priority Collateral subsequent to the effective date of such plan.

(2) To the extent that, notwithstanding the intent of the parties as provided in Section 5.4, it is held that the claims of the Secured Parties and in respect of the Term Priority Collateral constitute only one secured claim (rather than separate classes of secured claims), no ABL Secured Party or Secured Notes Secured Party shall support or vote in favour of any plan of compromise, arrangement and/or reorganization (and each shall be deemed to have voted to reject any plan of compromise, arrangement and/or reorganization) unless such plan (i) pays off, in cash in full, all Term Credit Obligations, (ii) is accepted by the class of holders of Term Credit Obligations voting thereon and is supported by the Term Agent, or (iii) incorporates this Agreement by reference and continues the rights and priorities of the Secured Parties in the Term Priority Collateral subsequent to the effective date of such plan.

(3) The Term Agent agrees that (i) it shall not provide any debtor-in-possession or similar financing to the Credit Parties, and (ii) it shall support any application or other action brought or taken by the ABL Secured Parties (before any Governmental Authority or otherwise) against the Credit Parties or any other Person as a result of the provision of any such debtor-in-possession or similar financing to any Credit Party by any Person other than the ABL Secured Parties in contravention or breach of the ABL Credit Agreement. This Section 5.6(3) shall not restrict in any way the right of the Term Agent to object to the terms of any such financing provided by the ABL Secured Parties.

5.7 Effectiveness in Insolvency Proceedings.

This Agreement shall be effective both before and after the commencement of an Insolvency Proceeding. All references in this Agreement to any Credit Party shall include such Credit Party and any receiver or trustee for such Credit Party in any Insolvency Proceeding.

SECTION 6 CREDIT DOCUMENTS

6.1 No Amendments.

(1) Each of the Non-ABL Secured Parties and the Credit Parties agrees that it and they shall not amend, restate, modify or supplement any terms or conditions of their respective Credit Documents to:

(a) increase the interest rates from those in effect on the date of this Agreement (other than by automatic adjustment of any generally applicable base rates and as otherwise specifically provided for under

the terms of the Term Credit Documents and/or the Secured Notes Credit Documents, as the case may be, on the date hereof) or increase any applicable margins over the said base rates from those in effect on the date of this Agreement;

(b) increase the amount of any fees payable thereunder or charge any new fees in connection with such Credit Documents (except for nominal fees which are reasonable in the opinion of the ABL Agent in connection with any amendments to or waivers of any provisions of any of such Credit Documents which are not inconsistent with this Agreement);

(c) other than in respect of Capitalized Interest Payments, increase the principal amount of any of the respective Non-ABL Obligations;

(d) change to an earlier date the dates or amounts of (i) the mandatory repayments or prepayments of any principal amounts of any of their respective Obligations, or (ii) any interest payments in respect of any such Obligations; or

(e) amend or modify the provisions of any of their respective Credit Documents in any manner which is more onerous than the provisions of their respective Credit Documents in effect on the date of this Agreement or which would reasonably be expected to adversely affect the ABL Secured Parties (or, in the case of amendments to the Secured Notes Credit Documents, the Term Credit Secured Parties) or which violates the terms of the ABL Credit Documents as in effect on the date hereof, or which would have the effect of terminating or reducing the availability of the lending commitments under the ABL Credit Agreement or the Term Credit Agreement.

(2) Until the ABL Obligations Payment Date has occurred, the ABL Agent and the Credit Parties agree that it and they shall not amend, restate, modify or supplement any terms or conditions of the ABL Credit Documents to:

(a) increase the principal amount of the ABL Obligations in excess of a further $30,000,000 over the maximum principal amount of $600,000,000 (subject to Section 6.1(8) hereof) for any purpose other than as Protective Advances; or

(b) amend or modify the provisions of any of the ABL Credit Documents in any manner which would have the effect of terminating or reducing the availability of the lending commitments under the Term Credit Agreement.

For greater certainty, but subject to the foregoing, the ABL Agent may amend, restate, modify or supplement any other terms or conditions of the ABL Credit Documents; provided, however, that the ABL Agent shall not amend, restate, modify or supplement any provision of the ABL Credit Agreement to the extent it would further restrict the ability of the Borrower to make Term Credit Permitted Payments or Secured Notes Permitted Payments hereunder, in each case without the prior written consent of the Term Agent or the Secured Notes Trustees, as the case may be, such consent not to be unreasonably withheld or delayed.

(3) The ABL Agent agrees that it shall not at any time execute or deliver any amendment, supplement or other modification to any of the ABL Credit Documents in violation of this Agreement.

(4) The Term Agent agrees that it shall not at any time execute or deliver any amendment, supplement or other modification to any of the Term Credit Documents in violation of this Agreement.

(5) Each of the Term Agent and the Borrower agrees that no Exchange Notes shall be issued by the Borrower unless (i) the ABL Agent has provided it prior written consent as to the terms and conditions of the Exchange Notes and the Exchange Note Indenture and any related documents, it being acknowledged by the ABL Agent that such consent shall not be withheld if the terms and conditions of such Exchange Notes, the Exchange Note Indenture and any related documents are no more onerous to the Credit Parties (and no less favourable to the ABL Secured Parties) than the terms and conditions of the Term Credit Documents otherwise then in effect as permitted hereunder, (ii) the terms and conditions of such Exchange Notes, the Exchange Note Indenture and any related documents are no more onerous to the Credit Parties (and no less favourable to the Secured Notes Secured Parties) than the terms and conditions of the Term Credit Documents otherwise then in effect as permitted hereunder, and (iii) concurrently with the issuance of any such Exchange Notes, the Exchange Note Trustee has executed and delivered an agreement to be bound by this Agreement as if it were the "Term Agent" hereunder, such agreement to be in the form of Schedule "A" hereto.

(6) Each of the Secured Notes Trustees agrees that it shall not at any time execute or deliver any amendment, supplement or other modification to any of the Secured Notes Credit Documents in violation of this Agreement.

(7) The ABL Agent and the Credit Parties acknowledge that the maximum principal amount of the ABL Facility is subject to reduction in connection with any Receivables Transaction as contemplated in the definition of "Permitted Indebtedness" as defined under the Supplemental Trust

Indenture and any reference herein to the maximum principal amount of the ABL Facility shall be deemed to refer to same as reduced (or subsequently increased, as the case may be) in accordance with the Supplemental Trust Indenture as in effect on the date hereof.

(8) The Term Agent and the Credit Parties acknowledge that the maximum principal amount of the Term Facility is subject to reduction in connection with any sale of Term Priority Collateral as provided in Section 6.12(1)(ii) or (iii) of the Supplemental Trust Indenture, and any reference herein to the maximum principal amount of the Term Facility shall be deemed to refer to same as reduced (or subsequently increased, as the case may be) in accordance with the Supplemental Trust Indenture as in effect on the date hereof.

(9) The parties hereto acknowledge and agree that the ABL Term Priority Collateral Capped Amount is available only to the ABL Agent and the ABL Lenders or, in connection with any refinancing or replacement of the ABL Facility, one or more financial institutions who have agreed to provide such financing on the basis of an "asset based loan" or "working capital loan" in which, in each case, credit facilities are provided to a Credit Party on the basis of a formula or borrowing base calculation with reference only to the accounts receivable and/or inventory of the Credit Parties. For greater certainty this Section 6.1(9) shall in no way restrict the ability of any such financial institutions to take Liens on any Term Priority Collateral.

SECTION 7 RELIANCE; WAIVERS; ETC.

7.1 Reliance.

(1) The ABL Credit Documents are deemed to have been executed and delivered, and all extensions of credit thereunder are deemed to have been made or incurred, in reliance upon this Agreement. The Term Agent and each of the Secured Notes Trustees expressly waives all notice of the acceptance of and reliance on this Agreement by the ABL Agent.

(2) The Term Credit Documents are deemed to have been executed and delivered and all extensions of credit thereunder are deemed to have been made or incurred, in reliance upon this Agreement. The ABL Agent and each of the Secured Notes Trustees expressly waives all notices of the acceptance of and reliance on this Agreement by the Term Agent.

(3) The Secured Notes Credit Documents are deemed to have been executed and delivered, and all extensions of credit thereunder are deemed to have been made or incurred, in reliance upon this Agreement. The ABL Agent and the

Term Agent each expressly waives all notice of the acceptance of and reliance on this Agreement by the Secured Notes Trustees.

7.2 No Warranties or Liability.

Each Secured Party acknowledges and agrees that no other Secured Party has made any representation or warranty with respect to the execution, validity, legality, completeness, collectibility or enforceability of any Credit Document. Except as otherwise provided in this Agreement, each Secured Party will be entitled to manage and supervise their respective extensions of credit to any Credit Party in accordance with law and their usual practices, modified from time to time as they deem appropriate.

7.3 No Waivers.

(1) No right or benefit of any party hereunder shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of such party or any other party hereto or by any non-compliance by any Credit Party with the terms and conditions of any of the Credit Documents.

(2) Without in any way limiting the generality of the foregoing, until the ABL Obligations Payment Date shall have occurred, each of the ABL Secured Parties may, at any time and from time to time in accordance with the ABL Credit Documents and/or applicable law, without the consent of, or notice to, any other Secured Party, but subject to and except as required by the terms of this Agreement (including, without limitation, Section 3.1, Section 4.1(3) and Section 6.1) without incurring any liabilities to such other Secured Parties and without impairing or releasing the Lien priorities and other benefits provided in this Agreement do any one or more of the following:

(a) make loans and advances to any Credit Party or issue, guarantee or obtain letters of credit for the account of any Credit Party or otherwise extend credit to any Credit Party, in any amount and on any terms, whether pursuant to a commitment or as a discretionary advance and whether or not any default or event of default or failure of condition is then continuing;

(b) change the manner, place or terms of payment or change or extend the time of payment of, or amend, renew, exchange, increase or alter, the terms of any of the ABL Obligations or any Lien on any ABL Priority Collateral or any liability of any Credit Party, or any liability incurred directly or indirectly in respect thereof (including any increase in or extension of the ABL Obligations, without any restriction as to the amount, tenor or terms of any such increase or extension) or otherwise amend, renew, exchange, extend, modify or supplement in any

manner any Liens held by the ABL Agent, the ABL Obligations or any of the ABL Credit Documents;

(c) sell, exchange, release, surrender, realize upon, enforce or otherwise deal with in any manner or in any order any part of the ABL Priority Collateral or any liability of any Credit Party to the ABL Agent, or any liability incurred directly or indirectly in respect of the ABL Obligations;

(d) settle or compromise any ABL Obligations of any Credit Party or any security therefor or any liability incurred directly or indirectly in respect thereof and apply any sums by whomsoever paid and however realized to the ABL Obligations in any manner or order;

(e) exercise or delay in or refrain from exercising any right or remedy against any Credit Party or any other Person in respect of the ABL Obligations or the ABL Priority Collateral, elect any remedy and otherwise deal freely with any Credit Party or any ABL Priority Collateral and any security and any guarantor or any liability of any Credit Party to the ABL Agent or any liability incurred directly or indirectly in respect thereof;

(f) take or fail to take any Lien securing the ABL Obligations or any other collateral security for any ABL Obligations or take or fail to take any action which may be necessary or appropriate to ensure that any ABL Security Document or any other Lien upon the ABL Priority Collateral is duly enforceable or perfected or entitled to priority as against any other Lien; or

(g) otherwise release, discharge or permit the lapse of any or all Liens securing the ABL Obligations or any other Liens upon the ABL Priority Collateral at any time securing any ABL Obligations,

provided that the ABL Agent agrees that nothing in this Section 7.3(2) shall, is intended to, or shall be deemed to, constitute a waiver by any other Secured Party or prohibit or otherwise restrict any other Secured Party, from instituting any legal proceeding against the ABL Secured Parties seeking damages on the grounds of non-compliance with this Agreement, applicable law or gross negligence or wilful misconduct of the ABL Agent, its Receiver, any other ABL Secured Party or any other Person acting on behalf or under the direction of any of them.

(3) Without in any way limiting the generality of the foregoing Section 7.3(1), until the Term Credit Obligations Payment Date shall have occurred, each of the Term Credit Secured Parties may, at any time and from time to time in

accordance with the Term Credit Documents and/or applicable law, without the consent of, or notice to, any other Secured Party, but subject to and except as required by the terms of this Agreement (including, without limitation, Section 3.1, Section 4.1(3) and Section 6.1), without incurring any liabilities to such other Secured Parties and without impairing or releasing the Lien priorities and other benefits provided in this Agreement do any one or more of the following:

(a) make loans and advances to any Credit Party or otherwise extend credit to any Credit Party, in any amount and on any terms, whether pursuant to a commitment or as a discretionary advance and whether or not any default or event of default or failure of condition is then continuing;

(b) change the manner, place or terms of payment or change or extend the time of payment of, or amend, renew, exchange or alter, the terms of any of the Term Credit Obligations or any Lien on any Term Priority Collateral or any liability of any Credit Party, or any liability incurred directly or indirectly in respect thereof or otherwise amend, renew, exchange, extend, modify or supplement in any manner any Liens held by the Term Agent, the Term Credit Obligations or any of the Term Credit Documents;

(c) sell, exchange, release, surrender, realize upon, enforce or otherwise deal with in any manner or in any order any part of the Term Priority Collateral or any liability of any Credit Party to the Term Agent, or any liability incurred directly or indirectly in respect of the Term Credit Obligations;

(d) settle or compromise any Term Credit Obligations of any Credit Party or any security therefor or any liability incurred directly or indirectly in respect thereof and apply any sums by whomsoever paid and however realized to the Term Credit Obligations in any manner or order;

(e) exercise or delay in or refrain from exercising any right or remedy against any Credit Party or any other Person in respect of the Term Credit Obligations or the Term Priority Collateral, elect any remedy and otherwise deal freely with any Credit Party or any Term Priority Collateral and any security and any guarantor or any liability of any Credit Party to the Term Agent or any liability incurred directly or indirectly in respect thereof;

(f) take or fail to take any Lien securing the Term Credit Obligations or any other collateral security for any Term Obligations or take or fail to take any action which may be necessary or appropriate to ensure that any Term Credit Security Document or any other Lien upon the Term Priority Collateral is duly enforceable or perfected or entitled to priority as against any other Lien; or

(g) otherwise release, discharge or permit the lapse of any or all Liens securing the Term Credit Obligations or any other Liens upon the Term Priority Collateral at any time securing any Term Credit Obligations,

provided that the Term Agent agrees that nothing in this Section 7.3(3) shall, is intended to, or shall be deemed to, constitute a waiver by any other Secured Party or prohibit or otherwise restrict any other Secured Party, from instituting any legal proceeding against the Term Credit Secured Parties seeking damages on the grounds of non-compliance with this Agreement, applicable law or gross negligence or wilful misconduct of the Term Agent, its Receiver, any other Term Credit Secured Party or any other Person acting on behalf or under the direction of any of them.

SECTION 8 MISCELLANEOUS

8.1 Conflicts.

In the event of any conflict between the provisions of this Agreement and the provisions of any Credit Document, the provisions of this Agreement shall govern; provided however and for greater certainty, the foregoing shall not be deemed to alter or amend the terms of the Credit Documents or the rights and obligations thereunder as between the Secured Parties and the Credit Parties.

8.2 Termination and Continuing Nature of Provisions.

Subject to Section 5.4, this Agreement shall continue to be effective, and shall not be revocable by any party hereto and shall not terminate (and be of no further force and effect), until each of the ABL Obligations Payment Date, the Term Credit Obligations Payment Date and the Secured Notes Obligations Payment Date shall have occurred, as the case may be. This is a continuing agreement and the ABL Secured Parties and the Term Credit Secured Parties may continue, at any time and without notice to the other parties hereto, to extend credit and other financial accommodations, lend monies and provide indebtedness to, or for the benefit of, the Credit Parties in reliance hereon. For greater certainty, subject to Section 5.4, this Agreement shall terminate (i) as against the ABL Agent once the ABL Obligations Payment Date has occurred and all ABL Liens have been released, (ii) as against the Term Agent once the Term Credit Obligations Payment Date has occurred and all Term Credit Liens have been released, and (iii) as against the Secured Notes

Trustees once the Secured Notes Obligations Payment Date has occurred and all Secured Notes Liens have been released.

8.3 Amendments; Waivers.

Subject to the second sentence of this paragraph, no amendment or modification of any of the provisions of this Agreement shall be effective unless the same shall be in writing (i) and signed by the ABL Agent, the Term Agent and each of the Secured Notes Trustees, and (ii) if the rights or duties of any Credit Party are directly affected by such amendment or modification, and also signed by such Credit Party. Notwithstanding the foregoing, all of the parties hereto acknowledge and agree that the rights of the ABL Agent set forth in Sections 3.3(3)(a) and 3.3(3)(b) are for the benefit of the ABL Agent only, and can be amended by an instrument in writing signed by the ABL Agent and the Term Agent, provided that (i) such amendment or modification does not directly affect the rights of the Secured Notes Secured Parties and (ii) copies of any such amendment are promptly delivered to the Secured Notes Trustees and the Credit Parties.

8.4 Information Concerning Financial Condition of Credit Parties.

Each of the Secured Parties hereby assumes responsibility for keeping itself informed of the financial condition of each of the Credit Parties and all other circumstances bearing upon the risk of non-payment of their respective Obligations. Each of the Secured Parties hereby agrees that no party shall have any duty to advise any other party of information known to it regarding such condition or any such circumstances. If any Secured Party, in its sole discretion, undertakes at any time or from time to time to provide any information to any other party to this Agreement, it shall be under no obligation to provide any such information to such other party or any other party on any subsequent occasion, to undertake any investigation not a part of its regular business routine, or to disclose any other information.

8.5 Acting On Behalf of Creditors.

When any reference is made herein to an action to be taken or a consent or acknowledgement to be given by or on behalf of the ABL Agent, the ABL Secured Parties, the Term Agent, the Term Credit Secured Parties, the Secured Notes Trustees or the Secured Notes Secured Parties, the parties hereto shall be entitled to assume that such action has been taken or such consent or acknowledgement has been given (i) by the ABL Agent on behalf of the ABL Secured Parties (including, for greater certainty, Persons who become ABL Secured Parties after the date hereof), (ii) by the Term Agent on behalf of the Term Credit Secured Parties (including, for greater certainty, Persons who become Term Credit Secured Parties after the date hereof), and (iii) by the Secured Notes Trustees on behalf of the Secured Notes Secured Parties (including, for greater certainty, Persons who become Secured Notes Secured Parties after the date hereof), in each case, acting in accordance on the

instructions of the required percentage of the applicable Secured Parties in accordance with the applicable Credit Documents.

8.6 No Third Party Rights Established.

Subject to Section 6.1(5), no creditor (other than a Secured Party contemplated hereby) of any Credit Party or any other Person which is not a party to this Agreement will derive or be entitled to any rights or benefits hereunder.

8.7 Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

8.8 Further Assurances.

The parties hereto agree to execute and deliver such further and other documents and perform and cause to be performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement and every part thereof, including all acts, deeds and agreements as may be necessary or desirable for the purpose of enforcement of the applicable Credit Documents pursuant to the terms of this Agreement and registering or filing notice of the terms of this Agreement.

8.9 Communication.

Any communication required or permitted to be given under this Agreement will be in writing and will be effectively made and given if (i) delivered personally, (ii) sent by prepaid courier service, or (iii) sent prepaid by facsimile transmission or other similar means of electronic communication, in each case to the address or facsimile number of the relevant party set out opposite such party's name in the execution pages of this Agreement. Any communication so given will be deemed to have been given and to have been received on the day of delivery if so delivered, or on the day of facsimile transmission or sending by other means of recorded electronic communication provided that such day is a Business Day and the communication is so delivered or sent prior to 4:30 p.m. (local time at the place of receipt). Otherwise, such communication will be deemed to have been given and to have been received on the following Business Day. Any party to this Agreement may from time to time change its respective address or facsimile number for notice by giving notice to the other parties hereto in accordance with the provisions of this Section 8.9.

8.10 Entire Agreement.

This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof. There are no representations, restrictions, agreements, promises, warranties, covenants, terms, conditions or undertakings between the parties hereto or relating to the subject matter hereof other than those expressly set forth in this Agreement.

8.11 Governing Law.

This Agreement shall be construed in accordance with and governed by the law of the Province of Ontario and the federal laws of Canada applicable therein, without reference to conflict of laws rules, except as otherwise required by mandatory provisions of law and except to the extent that remedies provided by the laws of any jurisdiction other than the Province of Ontario are governed by the laws of such jurisdiction. Notwithstanding the foregoing, the rights, powers, duties and responsibilities of The Bank of New York will be construed in accordance with the laws of the State of New York and the federal laws of the United States of America.

8.12 Submission to Jurisdiction.

Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Courts of the Province of Ontario, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such Ontario Court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any Secured Party may otherwise have to bring any action or proceeding relating to this Agreement or any of its respective Credit Documents, as the case may be, against any Credit Party or their respective properties in the courts of any other proper jurisdiction. Each Credit Party hereby irrevocably and unconditionally waives, to the fullest extent they may legally and effectively do so (i) any objection they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in this Section 8.12 and (ii) the defense of an inconvenient forum to the maintenance of such action or proceeding.

8.13 Transfers of Indebtedness and Security.

(1) The respective Obligations and Credit Documents will not be sold, assigned, transferred or refinanced in whole or in part unless and until the proposed purchaser, assignee, transferee or refinancier (or its agent or trustee) has

executed and delivered either (i) an agreement to be bound by this Agreement in the form of Schedule "A" hereto, or (ii) a new intercreditor agreement in favour of all Secured Parties on the terms of this Agreement, and all such Secured Parties and Credit Parties hereby agree to execute same upon request of such purchaser, assignee, transferee or refinancier.

(2) Other than in connection with the issuance of Exchange Notes in accordance with Section 6.1(5), if all or any of the Obligations is repaid or retired from the proceeds of any sale or issue of instruments evidencing indebtedness for borrowed money, no such sale or issue will be completed unless and until the proposed lender, purchaser or refinancier has executed and delivered either (i) an agreement to be bound by this Agreement in the form of Schedule "A" hereto, or (ii) a new intercreditor agreement in favour of all Secured Parties on the terms of this Agreement, and all such Secured Parties and Credit Parties agree to execute same upon request of such lender, purchaser or refinancier.

8.14 Successors and Assigns.

(1) Subject to Section 3.16, this Agreement shall be binding upon and inure to the benefit of each of the parties hereto and the Secured Parties, their respective successors and assigns, and nothing herein is intended, or shall be construed, to give any other Person any right, remedy or claim under, to or in respect of this Agreement or any Collateral. All references to any Credit Party shall include any receiver or trustee for such Credit Party in any Insolvency Proceeding.

(2) For greater certainty, upon the appointment of any successor to (or co-agent or co-trustee with) the ABL Agent, the Term Agent or the Secured Notes Trustees pursuant to the terms of their respective Credit Documents, such successor (or co-agent or co-trustee, as the case may be) shall execute and deliver an agreement to be bound by this Agreement in the form of Schedule "A" hereto.

8.15 Credit Parties Bound.

(1) By executing this Agreement, each Credit Party acknowledges the existence of this Agreement and agrees to be bound by its terms; provided, however, that, subject to Section 6.1(5), nothing in this Agreement shall confer or be deemed to confer any right, benefit or advantage on any Credit Party.

(2) The Borrower acknowledges and agrees that it shall cause any future guarantor of any of the Obligations to forthwith enter into an agreement to be bound by this Agreement in the form of Schedule "A" hereto.

8.16 Payment of Costs and Expenses.

Each of the Credit Parties shall pay to each of the Secured Parties on demand all of their respective reasonable costs and expenses or of their respective agents (including legal fees on a full indemnity basis) incurred in connection with the negotiation, preparation and enforcement of this Agreement.

8.17 Headings.

Section headings used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

8.18 Currency.

Unless otherwise stated herein, all references to currency and dollar amounts are references to the lawful currency of Canada.

8.19 Counterparts; Integration; Effectiveness.

This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or PDF copy via electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement. This Agreement shall become effective only when it shall have been executed by each party hereto.

8.20 Joint Trustees.

The Canadian Trustee and the U.S. Trustee are joint trustees under the Secured Notes Trust Indenture. As contemplated by the "Joint Trustees" provisions of the Secured Notes Trust Indenture, it is agreed that, as between the Canadian Trustee and the U.S. Trustee, the Canadian Trustee shall be responsible for the administration of this Agreement, the Secured Notes Credit Documents and the Collateral granted thereunder, except to the extent required by the U.S. Trust Indenture Act of 1939, as amended, and the rules thereunder, or by the Secured Notes Trust Indenture.

[The balance of this page is intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

CIT BUSINESS CREDIT CANADA INC., as ABL Agent for and on behalf of the ABL Secured Parties

By: ______________________
Name: R. Dennis McCluskey
Title: President & CEO

By: ______________________
Name: Donald Rogers
Title: Senior Vice President

Address for Notices:

Suite 700
207 Queen's Quay West
Toronto, Ontario M5J 1A7

Attention:
Facsimile: (416) 507-5100

1685970 ONTARIO INC., as Term Agent for and on behalf of the Term Credit Secured Parties

By: ______________________
Name:
Title:

By: ______________________
Name:
Title:

Address for Notices:

c/o Tricap Bridge Lending Fund Inc.
Suite 300, BCE Place
181 Bay Street
Toronto, Ontario
M5J 2T3

Attention: Mr. Cyrus Madon and Mr. Ed Nordholm
Facsimile: (416) 365-9642

BNY TRUST COMPANY OF CANADA, as Secured Notes Trustee for and on behalf of the Secured Notes Secured Parties

By: ______________________________

Name: MARCIA REDWAY

Title: Authorized Officer

By: ______________________________

Name:

Title:

Address for Notices:

4 King Street West
Suite 1101
Toronto, Ontario
M5h 1B6

Attention: Senior Trust Officer
Facsimile: (416) 360-1711/1727

THE BANK OF NEW YORK, as Secured Notes Trustee for and on behalf of the Secured Notes Secured Parties

By: ______________________

Name: Stanislav Pertsev

Title: Assistant Treasurer

Address for Notices:

101 Barclay Street
21 W
New York, New York 10286
U.S.A.

Attention: Global Finance Unit
Facsimile: (212) 815-5802

STELCO INC., as Borrower

By: ______________________________

Courtney Pratt

President & CEO

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5
Attention: General Counsel
Facsimile: (905) 308-7007

HAMILTON STEEL LIMITED PARTNERSHIP, by its general partner HAMILTON STEEL GP INC., as Guarantor

By: ______________________
Name:
Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

HAMILTON STEEL GP INC., as Guarantor

By: ______________________

Name:

Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

LAKE ERIE STEEL LIMITED PARTNERSHIP, by its general partner LAKE ERIE STEEL GP INC., as Guarantor

By: ______________________

Name:

Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

LAKE ERIE STEEL GP INC., as Guarantor

By: [signature]
Name:
Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

HAMILTON COKE LIMITED PARTNERSHIP, by its general partner HAMILTON COKE GP INC., as Guarantor

By: ______________________

Name:

Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

HAMILTON COKE GP INC., as Guarantor

By: [signature]
Name:
Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

LAKE ERIE COKE LIMITED PARTNERSHIP, by its general partner LAKE ERIE COKE GP INC., as Guarantor

By: ______________________

Name:

Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

LAKE ERIE COKE GP INC., as Guarantor

By: [signature]
Name:
Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

HMLTN ENERGY LIMITED PARTNERSHIP, by its general partner HMLTN ENERGY GP INC., as Guarantor

By: _Gary Seaton_

Name:

Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

HMLTN ENERGY GP INC., as Guarantor

By: ______________________
Name:
Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

LAKE ERIE ENERGY LIMITED PARTNERSHIP, by its general partner LAKE ERIE ENERGY GP INC., as Guarantor

By: ______________________________

Name:

Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

LAKE ERIE ENERGY GP INC., as Guarantor

By: [signature]
Name:
Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

HLE MINING LIMITED PARTNERSHIP, by its general partner HLE MINING GP INC., as Guarantor

By: ______________________________

Name: Colin Osborne

Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

HLE MINING GP INC., as Guarantor

By: ____________________________

Name:

Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

HAMILTON LAND LIMITED PARTNERSHIP, by its general partner HAMILTON LAND GP INC., as Guarantor

By: ______________________
Name:
Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

HAMILTON LAND GP INC., as Guarantor

By: ______________________
Name:
Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

HLE MINING GP INC., as Guarantor

By: ______________________________
Name:
Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

LAKE ERIE LAND LIMITED PARTNERSHIP, by its general partner LAKE ERIE LAND GP INC., as Guarantor

By: ______________________________
Name:
Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

LAKE ERIE LAND GP INC., as Guarantor

By: ______________________
Name:
Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

CHT STEEL COMPANY INC., as Guarantor

By: ______________________

Timothy Huxley

Secretary

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

6076483 CANADA INC., as Guarantor

By: ______________________________

Courtney Pratt

President

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

WELLAND PIPE LTD., as Guarantor

By: ______________________

Courtney Pratt

Chairman and President

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

6076475 CANADA INC., as Guarantor

By: ______________________________

Courtney Pratt

President

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

STELPIPE LTD., as Guarantor

By: ______________________________

Courtney Pratt

Chairman & CEO

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

STELCAM HOLDINGS INC., as Guarantor

By: ______________________
William E. Vaughan
President and Secretary

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

CAMROSE TUBES LIMITED, as Guarantor

By: ____________________
Timothy Huxley
President & Secretary

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

COMMERCIAL DISTRIBUTION SERVICES, INC., as Guarantor

By: ______________________
Timothy Huxley
President, Secretary and Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

STELCO HOLDING COMPANY, as Guarantor

By: ______________________

Timothy Huxley

Chairman, President, V.P., Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

ONTARIO HIBBING COMPANY, as Guarantor

By: ______________________
Timothy Huxley
V.P. & Secretary

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

STELCO COAL COMPANY, as Guarantor

By: ______________________

Timothy Huxley

President, Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

CHISHOLM COAL COMPANY, as Guarantor

By: ______________________
Timothy Huxley
President, V.P., Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

ONTARIO EVELETH COMPANY, as Guarantor

By: ______________________
Timothy Huxley
President, V.P., Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

STELCO ERIE CORPORATION, as Guarantor

By: ______________________
Timothy Huxley
President, Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

KANAWHA COAL COMPANY, as **Guarantor**

By: [signature]
Timothy Huxley
President, Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

ONTARIO COAL COMPANY, as Guarantor

By: ______________________

Timothy Huxley

President, Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

ONTARIO TILDEN COMPANY, as Guarantor

By: ______________________

Timothy Huxley

Chairman of the Board, President, V.P., Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

STELCO USA, INC., as Guarantor

By: ______________________

Timothy Huxley

President & Secretary

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

SCHEDULE "A"
AGREEMENT TO BE BOUND

To the Intercreditor Agreement dated March 31, 2006, among CIT Business Credit Canada Inc. (the "**ABL Agent**"), 1685970 Ontario Inc. (the "**Term Agent**"), BNY Trust Company of Canada and The Bank of New York (collectively, the "**Secured Notes Trustees**"), Stelco Inc. (the "**Borrower**") and certain subsidiaries of the Borrower (the "**Guarantors**") (the "**Intercreditor Agreement**")

This Agreement to be Bound is being executed and delivered pursuant to Section **[8.13/8.14/8.15]** of the Intercreditor Agreement. The undersigned, having **[purchased/been transferred the ABL Obligations/Term Credit Obligations/Secured Notes Obligations][become a successor ABL Agent/Term Agent/Secured Notes Trustee][become a co-agent/co-trustee][become a Guarantor of the Obligations]** on the date hereof, hereby agrees to be bound by the terms and conditions of, and to become a party to, the Intercreditor Agreement (a copy of which is attached hereto) as the **[ABL Agent/Term Agent/Secured Notes Trustee/Guarantor]** thereunder, as if the undersigned had been a party to such agreement as of the date thereof and such terms and conditions shall enure to the benefit of and be binding upon the undersigned, its successors and permitted assigns.

IN WITNESS WHEREOF the undersigned has executed this instrument this ___________ day of _______________, 200●.

[●]

By: ______________________________
Authorized Signing Officer

57

CIT BUSINESS CREDIT CANADA INC.
as Administrative Agent, Funding Agent and Co-Lead Arranger

and

CIT BUSINESS CREDIT CANADA INC.
GE CANADA FINANCE HOLDING COMPANY

as Lenders

and

ANY OTHER PARTY WHICH MAY FROM TIME TO TIME BECOME LENDER(S) HEREUNDER

as Lender

and

CIT BUSINESS CREDIT CANADA INC.
GE CANADA FINANCE HOLDING COMPANY

as Co-Collateral Agents

and

GE CANADA FINANCE HOLDING COMPANY

as Syndication Agent

and

GE CAPITAL MARKETS INC.
as Co-Lead Arranger

and

STELCO INC.
as Borrower

EXIT FACILITY CREDIT AGREEMENT

March 31, 2006

TABLE OF CONTENTS

ARTICLE 1
DEFINITIONS AND INTERPRETATIONS

ARTICLE 2
CONDITIONS PRECEDENT

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

ARTICLE 4
FINANCIAL STATEMENTS AND INFORMATION

ARTICLE 5
AFFIRMATIVE COVENANTS

ARTICLE 6
NEGATIVE COVENANTS

ARTICLE 7
FINANCIAL COVENANTS

ARTICLE 8
TERM

ARTICLE 9
EVENTS OF DEFAULT; RIGHTS AND REMEDIES

ARTICLE 10
AGREEMENT AMONG THE LENDERS

ARTICLE 11
ASSIGNMENTS; AGENCY; AMENDMENTS

- Schedules have been deleted for confidentiality purposes -

EXIT FACILITY CREDIT AGREEMENT

This **EXIT FACILITY CREDIT AGREEMENT** dated March 31, 2006 among **CIT BUSINESS CREDIT CANADA INC.** as administrative agent, funding agent and co-lead arranger (in such capacities, the "**Administrative Agent**"), **CIT BUSINESS CREDIT CANADA INC., GE CANADA FINANCE HOLDING COMPANY** and any other party which may become a lender from time to time pursuant to this Agreement as lenders (the "**Lenders**"), **CIT BUSINESS CREDIT CANADA INC.** and **GE CANADA FINANCE HOLDING COMPANY** as co-collateral agents in the performance of certain functions and duties (the "**Co-Collateral Agents**"), **GE CANADA FINANCE HOLDING COMPANY,** as syndication agent, **GE CAPITAL MARKETS, INC.** as co-lead arranger (the "**Syndication Agent**") and **STELCO INC.,** as borrower (the "**Borrower**").

RECITALS:

(a) On January 29, 2004 (the "**Filing Date**"), the Borrower, Stelwire Ltd., Stelpipe Ltd., Welland Pipe Ltd. and CHT Steel Company Inc. (collectively, the "**Applicants**") were granted relief under a proceeding (the "**CCAA Proceeding**") commenced under the *Companies' Creditors Arrangement Act* (Canada) ("**CCAA**") pursuant to the order of Mr. Justice Farley (as the same was further amended and extended from time to time, collectively, the "**Initial CCAA Order**") of the Ontario Superior Court of Justice (Commercial List) sitting in Toronto, Ontario (the "**Canadian Court**"), and Ernst & Young Inc. was appointed the monitor (the "**Monitor**") of the Applicants pursuant to the Initial CCAA Order;

(b) On the Filing Date, the Monitor was granted relief in an ancillary case under Section 304 of Title 11 of the U.S. Bankruptcy Code (the "**304 Proceeding**") in the United States Bankruptcy Court for the Eastern District of Michigan, Southern Division (the "**US Bankruptcy Court**") by way of a preliminary injunction issued by order dated the Filing Date (as the same was further amended and extended from time to time, collectively, the "**Section 304 Order**");

(c) During the course of the CCAA Proceeding and the 304 Proceeding, the Lenders (or predecessors thereto) continued to make accommodations available to the Borrower pursuant to the Financing Agreement and the DIP Credit Agreement;

(d) In connection with the emergence of the Borrower and the other Applicants from the CCAA Proceeding and the 304 Proceeding, the Borrower has requested that the Lenders provide a secured revolving credit facility in a principal amount not to exceed Six Hundred Million

Canadian Dollars (Cdn.$600,000,000) to be used for the purposes set forth in Section 1.4 hereof;

(e) Concurrently with the emergence of the Borrower and the other Applicants from the CCAA Proceeding and the 304 Proceeding and as a condition precedent to the making of any Accommodations (as hereinafter defined) hereunder, all Senior Secured Facility Obligations and all DIP Facility Obligations (each as hereinafter defined) shall be repaid in full and all CCAA Charges (as defined in the Initial CCAA Order) and other Liens related thereto shall be released and discharged; and

(f) Concurrently with the emergence of the Borrower and the other Applicants from the CCAA Proceeding and the 304 Proceeding, the Borrower shall have reorganized pursuant to the CBCA Plan of Arrangement (as hereinafter defined) on the terms and conditions set forth in the CBCA Plan of Arrangement.

ARTICLE 1
DEFINITIONS AND INTERPRETATIONS

Section 1.1 Definitions.

Capitalized terms used in this Agreement shall have the following respective meanings:

"**304 Proceeding**" has the meaning ascribed to it in the recitals to this Agreement.

"**ABL Priority Collateral**" means, with respect to any Person, all present and future:

(a) Accounts, Inventory (including any and all returned or repossessed merchandise or other goods which by sale resulted in Accounts) and Other Collateral of the Person;

(b) books, records, ledger cards, files, correspondence, invoices, documents, papers, electronically recorded data, computer programs, tapes, disks and related software (owned by the Person or in which the Person has an interest, including any and all access codes in respect thereof) that at any time evidence or contain information relating to any Accounts, Inventory, Other Collateral or Policies (as defined below) of the Person or are otherwise necessary in the collection thereof or realization thereupon;

(c) guarantees, letters of credit, letters of guarantee, encumbrances on real or personal property, leases and other agreements and property of any other

Person that at any time in any way secure or relate to any Accounts, Inventory, Other Collateral or Policies of the Person, or are acquired for the purpose of securing any item thereof, but only to the extent that such item(s) relate to ABL Priority Collateral and excluding any portion thereof that relates to Term Priority Collateral;

(d) chattel paper, instruments and Documents of Title at any time evidencing or to the extent pertaining to any Accounts, Inventory, Other Collateral or Policies of the Person and all rights of the Person thereunder;

(e) policies and certificates of insurance pertaining to the items covered by clauses (a) through (d) above, including business interruption insurance relating to the Person's business and credit/receivables insurance, all policies issued by the Export Development Corporation and any other export insurer to the extent relating to the items covered by clauses (a) through (d) above, together with any and all schedules and endorsements thereto from time to time and any and all monies and other sums payable to or receivable by the Person from time to time under any of the foregoing, together with any and all present and future rights and benefits of the Person under and in connection with any of the foregoing and all agreements, permissions, approvals and consents from time to time granted to the Person under any or in connection with any of the foregoing, and all covenants, terms, conditions, representations and warranties made or expressed therein or implied by law in relation thereto, and all rights granted to the Person under any of the foregoing to make claims, enforce performance, sue for and collect amounts owing, give consents or approvals, make selections, exercise options, participate in arbitration or other legal proceedings and/or give notices and declare defaults thereunder (collectively, the "**Policies**"); and

(f) proceeds of (a) to (e) above and all claims of the Person against third parties for loss of, damage to, or destruction of, and payments due or to become due under leases, rentals and hires of, any or all of (a) to (e) above and proceeds payable under, or unearned premiums with respect to the Policies.

"**ABL Secured Parties**" means the Administrative Agent, the Co-Collateral Agents and the Lenders.

"**Accommodation**" means: (i) any advance made by way of a Canadian Prime Rate Loan, a US Base Rate Loan or a LIBOR Rate Loan at the request of the Borrower or which is deemed to be made by the Administrative Agent or a Lender hereunder; (ii) the creation and purchase of Bankers Acceptances' or the purchase of completed Drafts on the occasion of any Drawing; (iii) the issue of

any Letter of Credit; and (iv) any advance or extension of credit under any Sundry Credit Facility.

"**Accommodation Agreement**" means the accommodation agreement dated as of January 29, 2004 among the parties to the Financing Agreement and Stelwire Ltd. and Stelpipe Ltd., as the same was further amended, supplemented, modified, restated, replaced or amended and restated.

"**Accommodation Notice**" means any one of a Borrowing Notice, Drawing Notice or Election Notice.

"**Account Debtor**" means any Person who may become obligated to any Credit Party under, with respect to, or on account of, an Account.

"**Accounts**" means, with respect to any Person, any and all of the Person's existing and future: (a) accounts (as defined in the PPSA), and any and all other receivables (whether or not specifically listed on schedules furnished to the ABL Secured Parties), including all accounts created by, or arising from, any of the Person's sales (including, without limitation the sale of off-gases, steam and electricity), leases, rentals of goods or renditions of services to its customers, including those accounts arising under the Person's trade names or styles, or through the Person's divisions; (b) indemnification rights in respect of other ABL Priority Collateral (but only to the extent such rights relate to ABL Priority Collateral) and tax refunds; (c) proceeds or royalties of any and all licensing agreements or arrangements with the Person and any licencee of the Person's General Intangibles so long as such General Intangibles are or relate to ABL Priority Collateral; (d) credit balances arising in connection with or pursuant to any of the foregoing; (e) General Intangibles pertaining to and to the extent necessary for the collection, realization, processing, sale or recovery in respect of any of the foregoing (including, without limitation, all rights to payment in respect of the foregoing, including, without limitation, those arising in connection with bank and non-bank credit cards) and including, without limitation, books and records and any electronic media and software relating to any and all of the foregoing (including any access codes in respect thereof); (f) notes, deposits or property of account debtors securing the obligations of any such account debtors to the Person; (g) cash and non-cash proceeds of any and all of the foregoing; (h) all demands, monies, choses in action and claims for monies now or hereafter due and payable in connection with any and all of the foregoing or otherwise; and (i) all unpaid sellers or lessors rights (including rescission, replevin, reclamation, repossession and stoppage in transit) relating to the foregoing or arising therefrom and all rights to any goods represented by any of the foregoing, including rights to returned, reclaimed or repossessed goods.

"**Administrative Agent**" means CIT as the administrative agent, funding agent and co-lead arranger for the Lenders under this Agreement and the other Loan Documents, together with any of its successors and assigns.

"**Affiliate**" means, with respect to any Person, (a) each Person that Controls, is Controlled by or is under common Control with such Person, (b) each of such Person's officers, directors, joint venturers and partners, and (c) in the case of the Borrower, the immediate family members, spouses and lineal descendants of individuals who are Affiliates of the Borrower. For the purposes of the definition of "**Restricted Payments**" and Section 6.4 of this Agreement only, "**Affiliate**" shall also include, with respect to any Person, each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, 20% or more of the Shares having ordinary voting power in the election of directors of such Person. In all cases in this Agreement for the purposes of this definition and the definition of "**Fundamental Change**", "**Control**" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise. With respect to any Credit Party, the term "**Affiliate**" shall specifically exclude each Agent and each Lender.

"**Agents**" means collectively the Administrative Agent, the Co-Collateral Agents and the Syndication Agent, together with their respective successors and assigns.

"**Agreement**" means this exit facility credit agreement among the Borrower, the Agents and the Lenders as it may at any time and from time to time be amended, supplemented, modified, restated, replaced or amended and restated.

"**Applicable Canadian Prime Rate Margin**" means the per annum interest rate from time to time in effect and payable in addition to the Canadian Prime Rate applicable to Revolving Loans denominated in Canadian dollars, as determined by reference to Section 1.5(3).

"**Applicable Drawing Fee**" means, with respect to each Draft drawn by the Borrower and purchased by any Person on any Drawing Date, an amount equal to the percentage of the aggregate Face Amount of the Draft as determined by reference to Section 1.5(3), calculated on the basis of the term to maturity of the Draft and a year of 365 or 366 days, as the case may be.

"**Applicable LIBOR Rate Margin**" means the per annum interest rate from time to time in effect and payable in addition to the LIBOR Rate applicable to Revolving Loans denominated in United States Dollars, as determined by reference to Section 1.5(3).

"**Applicable Margins**" means collectively the Applicable U.S. Base Rate Margin, Applicable Canadian Prime Rate Margin, the Applicable Drawing Fee, the Applicable LIBOR Rate Margin and the Applicable Unused Facility Fee Margin.

"**Applicable Unused Facility Fee Margin**" means the per annum fee payable in respect of the Borrower's non-use of funds available under the Revolving Line of Credit pursuant to Section 1.9(2), which fee is determined by reference to Section 1.5(3).

"**Applicable U.S. Base Rate Margin**" means the per annum interest rate from time to time in effect and payable in addition to the U.S. Base Rate applicable to Revolving Loans in U.S. dollars, as determined by reference to Section 1.5(3).

"**Applicants**" has the meaning ascribed thereto in the recitals to the Agreement.

"**Asset Sale Proceeds**" means proceeds of any Disposition of any Collateral (but excluding sales of Inventory in the ordinary course of business) received by a Credit Party net of (i) commissions and other reasonable and customary transaction costs, fees and expenses properly attributable to such transaction and payable by the applicable Credit Party in connection therewith, (ii) transfer taxes, goods and services taxes and sales taxes, as applicable, (iii) amounts payable to holders of Liens on such property or assets, if any, that rank ahead of the Liens in favour of the Administrative Agent on behalf of itself, the Co-Collateral Agents and the Lenders (for greater certainty, without prejudice to the rights and remedies of the Administrative Agent, the Co-Collateral Agents and the Lenders hereunder or under any other Loan Document to the extent such Liens do not constitute Permitted Encumbrances hereunder), (iv) claims of any other affected creditors (to the extent required to be satisfied by and subject to applicable laws), and (v) an appropriate reserve for Taxes, if any, in accordance with applicable tax laws in connection therewith.

"**Assignment and Transfer Agreement**" means the Assignment and Transfer Agreement to be executed by the Transferees in the form of Exhibit "A" hereto.

"**Availability**" means at any time the amount by which the Borrowing Base exceeds the sum of (i) the outstanding aggregate amount of all Revolving Loans, (ii) the face amount of all outstanding BA Instruments, (iii) the face amount of all outstanding Letters of Credit; and (iv) the Sundry Credit Facility Limit. This requirement contemplates that all of the Borrower's and the Restricted Subsidiaries' debts, obligations and payables are then current in accordance with their usual business practices.

"**Availability Reserve**" means the sum of (a) (i) (3) months rental payments or similar charges for any of the Borrowing Base Parties' leased premises where

Inventory is stored or located or other locations where Inventory is stored or located for which any of the Borrowing Base Parties does not own and has not delivered to the Administrative Agent a landlord's waiver in form and substance reasonably satisfactory to the Administrative Agent, plus (ii) up to (3) months estimated payments plus any other fees or charges which may become payable by the Borrowing Base Parties to any applicable warehousemen or third party processor (as determined by the Administrative Agent in its reasonable business judgment), provided that any of the foregoing amounts shall be adjusted from time to time hereafter upon (x) delivery to the Administrative Agent of any such acceptable form of waiver confirming the Administrative Agent's first priority perfected security interest, subject to Permitted Encumbrances, and unfettered access to such location to take possession of the Collateral, (y) the opening or closing of a Collateral location, and/or (z) any change in the amount of rental, storage or processor payments or similar charges; and (b) Prior Claims and any other reserve which the Administrative Agent or the Co-Collateral Agents may reasonably require or which the Administrative Agent or the Co-Collateral Agents acting on the reasonable directions of all of the Lenders require from time to time pursuant to the Loan Documents, including, without limitation, reserves contemplated by Exhibit "G" and in respect of lease payments or similar charges to ensure unfettered access to the Collateral, in respect of any claim or Lien against any part of the Collateral which may be in priority to the Administrative Agent, any credit memos which have not yet been issued, debit memos, unpaid seller's thirty (30) day goods rights to repossess goods, such Inventory value adjustments as may be required by the Co-Collateral Agents or the Lenders from time to time to reflect an Inventory value of the lower of cost, replacement cost or net realizable value (without duplication to the calculation of the Borrowing Base) and in respect of any indemnity granted by the Administrative Agent or any Lender to any Person in connection with the depository and blocked account arrangements contemplated by the Loan Documents.

"BA Equivalent Note" has the meaning ascribed to it in Section 1.6(7).

"BA Instruments" means, collectively, Bankers' Acceptances, Drafts and BA Equivalent Notes, and, in the singular, any one of them.

"BA Rate" means for any day and relative to bankers' acceptances having any specified term, the simple average of the annual rates applicable to Canadian dollar bankers' acceptances having an identical or comparable term and Face Amount as the Bankers' Acceptances or Drafts proposed to be purchased, displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuter Monitor Money Rates Service as at approximately 10:00 A.M. on such day (or, if such day is not a Business Day, as of 10:00 A.M. on the immediately preceding Business Day), provided that if

such rates do not appear on the CDOR Page at such time on such date, the rate for such date will be the annual discount rate (rounded upward to the nearest whole Basis Point) as of 10:00 A.M. on such day at which CIBC is then offering to purchase Canadian dollar bankers' acceptances accepted by it having such specified term (or a term as closely as possible comparable to such specified term).

"**BABC**" means BABC Global Finance Inc. and it successors and assigns.

"**Bank Account**" means any deposit, disbursement or other account maintained by a Credit Party with a bank or other financial institution.

"**Bankers' Acceptance**" has the meaning ascribed to it in Section 1.6(1).

"**Basis Point**" means one one-hundredth of one percent (0.01%).

"**BIA**" means the *Bankruptcy and Insolvency Act* (Canada).

"**Blocked Account Agreement**" means a three-party agreement, satisfactory in form and substance to the Administrative Agent, entered into by a Blocked Account Credit Party, the Administrative Agent and a bank or financial institution which maintains one or more deposit accounts for such Blocked Account Credit Party, including without limitation any of the blocked account agreements between, on the one hand, the Borrower or any other Blocked Account Credit Party which maintains a deposit account, and on the other hand, TD and the Administrative Agent, whether or not dated the date hereof.

"**Blocked Accounts**" means all deposit accounts subject to a Blocked Account Agreement.

"**Blocked Account Credit Party**" means (i) any Credit Party who maintains a deposit account with a bank or other financial institution in Canada, and (ii) any Credit Party incorporated or formed, as the case may be, under the laws of Canada or a province or territory thereof (a "**Canadian Credit Party**") who maintains a deposit account with a bank or other financial institution in any other country.

"**Books and Records**" means books and records of the Credit Parties (and, for the purposes of Section 6.2, of the Excluded Subsidiaries), including actual and pro forma financial statements, other financial, corporate, operations and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, correspondence, data and information, including all data and information stored on computer-related or other electronic media.

"**Borrower**" has the meaning ascribed to it in the preamble to the Agreement.

"**Borrowing Base**" means the sum of (a) subject to the limits below, eighty five percent (85%) of the Borrowing Base Parties' aggregate outstanding Eligible Accounts Receivable, plus (b) the lesser of (i) sixty-five percent (65%) of the aggregate value of the Borrowing Base Parties' Eligible Inventory, (ii) eighty-five percent (85%) of the aggregate Net OLV of the Borrowing Base Parties' Eligible Inventory, and (iii) the Inventory Loan Cap, less (c) all applicable Availability Reserves; provided that, at the election of the Borrower to be exercised no more than once in each Loan Year the Revolving Line of Credit is available, upon providing 30 days' prior written notice to the Administrative Agent and provided no Default or Event of Default has occurred which is continuing or would result directly or indirectly from effecting such adjustment to the Borrowing Base, the Borrower shall be entitled to margin the value of the Borrowing Base Parties' Eligible Inventory at 70% for purposes of clause (i) of paragraph (b) above for a period of 90 days following the delivery of the relevant Borrowing Base Certificate, such that for such 90 day period only, the Borrowing Base shall mean the sum of (a) subject to the limits below, eighty five percent (85%) of the Borrowing Base Parties' aggregate outstanding Eligible Accounts Receivable, plus (b) the lesser of (i) seventy percent (70%) of the aggregate value of the Borrowing Base Parties' Eligible Inventory, (ii) eighty-five percent (85%) of the aggregate Net OLV of the Borrowing Base Parties Eligible Inventory, and (iii) the Inventory Loan Cap, less (c) all applicable Availability Reserves. Without limiting the generality of the foregoing, for purposes of each of clauses (a) above, the aggregate amount of the Borrowing Base Parties' Eligible Accounts Receivable owing by General Motors, Ford and DaimlerChrysler shall not exceed 35% of the aggregate amount of all such Eligible Accounts Receivable and the aggregate amount of such Eligible Accounts Receivable owing by any of General Motors, Ford or Chrysler shall not exceed 15% of the aggregate amount of all such Eligible Accounts Receivable (for greater certainty, which limits and account debtors subject thereto may be modified at any time and from time to time at the sole discretion of the Co-Collateral Agents).

"**Borrowing Base Certificate**" means a certificate of the Borrower setting forth the items included in the Borrowing Base for the Borrowing Base Parties delivered by a designated authorized signing officer of the Borrower in the form attached as Exhibit "B" to this Agreement.

"**Borrowing Base Parties**" means the Borrower, Hamilton Steel LP, Hamilton Coke LP, HMLTN Energy LP, Lake Erie Steel LP, Lake Erie Coke LP and Lake Erie Energy LP and any other Credit Party designated as a "Borrowing Base Party" after the date hereof in writing by the Borrower and approved by the Co-Collateral Agents.

"Borrowing Notice" shall have the meaning ascribed thereto in Section 1.2(d).

"Businesses" means:

(i) the Hamilton Steel Business;

(ii) the Lake Erie Steel Business;

(iii) the Hamilton Coke Business;

(iv) the Lake Erie Coke Business;

(v) the HMLTN Energy Business;

(vi) the Lake Erie Energy Business;

(vii) the Hamilton Land Business;

(viii) the Lake Erie Land Business;

(ix) the HLE Mining Business; and

(x) any business conducted by the Restricted Subsidiaries on the Closing Date.

"Business Day" means any day on which the Administrative Agent and the Lenders are open for business in Toronto, Ontario, and with respect to LIBOR Rate Loans, any date that commercial banks are open for business in London, England.

"Canadian Benefit Plans" means any plan, fund, program, commitment, arrangement, agreement, practices, undertakings or policy, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, providing employee benefits, including medical, hospital care, dental, sickness, accident, disability and life insurance, under which any Credit Party has, or will have, any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise, with respect to its or any of its current or previous Affiliates' Canadian employees or former Canadian employees, but excluding any Canadian Pension Plans.

"Canadian Court" has the meaning ascribed to it in the recitals to this Agreement.

"Canadian Credit Party" has the meaning ascribed to it in the definition of "Blocked Account Credit Party".

"**Canadian Dollars or "C$"**" means lawful currency of Canada.

"**Canadian Pension Plans**" means each pension, supplementary pension, retirement savings or other retirement income plan or arrangement of any kind, registered or non-registered, established, maintained or contributed to by any Credit Party for its or any of its current or previous Affiliates' Canadian employees or former Canadian employees, including without limitation the Stelco Main Pension Plans and the Non-Core Pension Plans, but does not include the Canada Pension Plan or the Quebec Pension Plan that is maintained by the Government of Canada or the Province of Quebec, respectively.

"**Canadian Prime Rate**" means the greater of (a) the rate of interest per annum announced by CIBC or its successor from time to time as its prime rate in effect for Canadian dollar commercial loans in Canada at its principal office in Toronto, Ontario; and (b) the thirty (30) day BA Rate plus fifty (50) Basis Points. (The prime rate is not intended to be the lowest rate of interest charged by CIBC to its borrowers.)

"**Canadian Prime Rate Loans**" means any Canadian dollar loans or advances pursuant to this Agreement made or maintained at a rate of interest based upon the Canadian Prime Rate.

"**Canadian Resident Lender**" means, in respect of a particular Accommodation, (i) a Lender which provides such Accommodation and which is resident in Canada for the purposes of the ITA, (ii) a Lender which is a Canadian partnership within the meaning of Section 102 of the ITA, or (iii) a Lender which is an "authorized foreign bank", as defined in Section 2 of the *Bank Act* (Canada) and in Section 248(1) of the ITA, and which provides such Accommodation as part of its "Canadian banking business", as defined in Section 248(1) of the ITA. All references herein to provisions of the ITA shall be construed as being to such provisions as in force from time to time.

"**Capital Expenditures**" means, with respect to any Person, all expenditures (by the expenditure of cash or the incurrence of Indebtedness) by such Person during any measuring period for any fixed assets or improvements or for replacements, substitutions or additions thereto that have a useful life of more than one year and that are required to be capitalized under GAAP.

"**Capital Lease**" means, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with GAAP, would be required to be classified and accounted for as a capital lease on a balance sheet of such Person.

"Capital Lease Obligation" means, with respect to any Capital Lease of any Person, the amount of the obligation of the lessee thereunder that, in accordance with GAAP, would appear on a balance sheet of such lessee in respect of such Capital Lease.

"Capitalized Interest Payments" means payment of any Excess Interest in accordance with Section 1.4(d) of the Term Credit Agreement (**"Term Credit Capitalized Interest Payments"**) and payment of payment-in-kind interest in the form of the issuance of additional Secured Notes in accordance with Section 8.01 of the First Supplemental Indenture (**"Secured Notes Capitalized Interest Payments"**).

"CBCA" means the *Canada Business Corporations Act.*

"CBCA Plan of Arrangement" means an arrangement under the CBCA whereby the assets and businesses of the Borrower are restructured to transfer the Businesses to the respective General Partners, for and on behalf of the respective Limited Partnerships, on terms substantially similar to those set forth in Schedule **Error! Reference source not found.** to this Agreement, including the obtaining of all necessary orders of any court approving such arrangement, and, in any event, all on terms satisfactory to the Administrative Agent and each of the Lenders.

"CCAA" has the meaning ascribed to it in the recitals to the Agreement.

"CCAA Order" means the Initial CCAA Order and any other order made by the Canadian Court in respect of the Applicants in the CCAA Proceeding and shall include, without limitation, the order of the Canadian Court approving the CBCA Plan of Arrangement.

"CCAA Plan" means the plan of compromise, arrangement and reorganization filed on December 9, 2005 with the Canadian Court by the Applicants pursuant to the provisions of the CBCA and the CCAA, as the same may be amended, supplemented, modified, restated or amended and restated. A copy of the CCAA Plan is attached hereto as Schedule **Error! Reference source not found.**.

"CCAA Proceeding" has the meaning ascribed to it in the recitals to this Agreement.

"Charges" means all federal, provincial, state, county, city, municipal, local, foreign or other governmental withholding obligations, taxes, levies, assessments, charges, liens, claims or encumbrances upon or relating to (a) the Collateral, (b) the employees, payroll, income, capital or gross receipts of any Credit Party, (c) any Credit Party's ownership or use of any properties or other assets, or (d) any other aspect of any Credit Party's Business.

"Chattel Paper" has the meaning ascribed to it in the PPSA.

"**CIBC**" means Canadian Imperial Bank of Commerce and its successors and assigns.

"**CIT**" means CIT Business Credit Canada Inc. and it successors and assigns.

"**Closing Date**" means the date on which the conditions contained in Section 2.1 have been satisfied or waived in accordance with the provisions thereof.

"**Co-Collateral Agents**" means CIT and GE as co-collateral agents in the performance of certain functions, duties and rights for the Lenders under this Agreement and the other Loan Documents, together with any of their respective successors and assigns.

"Coke Entities" means Hamilton Coke LP, Hamilton Coke GP, Lake Erie Coke LP and Lake Erie Coke GP.

"**Collateral**" means all property, real or personal, movable or immovable, tangible or intangible and interests in property, of every kind and wheresoever situate, including all ABL Priority Collateral and Term Priority Collateral now owned or hereafter acquired by any Credit Party or Excluded Subsidiary upon which a Lien is granted in favour of the Administrative Agent for the benefit of itself, the Co-Collateral Agents and the Lenders.

"Collective Agreements" means collective agreements and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards and grievance settlements) relating to the employees by which the Borrower or any of its Restricted Subsidiaries is bound or which impose any obligations upon the Borrower or any of its Restricted Subsidiaries or sets out the understanding of the parties or an interpretation with respect to the meaning of any provisions of such collective agreements or the scope of union bargaining or representation rights.

"**Commitment**" means each Lender's commitment in accordance with this Agreement to make Revolving Loans (whether Initial Revolving Loans or Incremental Revolving Loans) (the "**Initial Revolving Loans Commitment"** and the **"Incremental Revolving Loans Commitment"**, respectively, and in the aggregate, the "**Revolving Credit Commitment**") in the amount of their respective pro rata share set forth in Schedule **Error! Reference source not found.** to this Agreement prepared by the Administrative Agent (as may be amended, revised or supplemented from time to time) or the Assignment and Transfer Agreement executed by each such Lender. In the case of CIT only the

amount of its Commitment shall also include the provision of any Sundry Credit Facilities pursuant to Section 1.13.

"**Commitment Letter**" means the commitment letter dated March 28, 2006 issued by the Administrative Agent and CIT and GE as Lenders to, and accepted by, the Borrower, on March 31, 2006.

"**Control**" has the meaning ascribed to it in the definition of "**Affiliate**".

"**Copyrights**" means, with respect to a Person, all present and hereafter acquired copyrights, copyright registrations, recordals and applications, including any and all copyrights as may subsist in designs, styles, licences, marks, prints and labels bearing any of the foregoing, any and all general intangibles, intellectual property and rights pertaining thereto, and all cash and non-cash proceeds thereof.

"**CRA**" means the Canada Revenue Agency.

"**Credit Parties**" means the Borrower and each of its Restricted Subsidiaries.

"**Credit Party Real Property**" means, other than in respect of Excluded Real Estate:

(i) all lands and premises in which any Credit Party has any legal or beneficial interest, including without limitation any leasehold interest, together with all rights-of-way, easements, licences and privileges appurtenant or appertaining thereto;

(ii) all buildings, erections, structures and improvements now or hereafter constructed or placed in, under or on the said lands and premises; and

(iii) all fixed machinery, plant, apparatus and fittings and other fixtures now or hereafter, constructed or placed on or attached to the said lands and premises or used in connection therewith.

"**D&O Trust**" means the trust fund in the amount of $10,000,000 established by the Borrower under the trust indenture dated January 28, 2004 between the Borrower as settlor and George E. Whyte, Q.C., as trustee, in respect of the payment of liability claims for which directors and officers of the Borrower and its Subsidiaries may become personally liable.

"**Default**" means any event that, with the passage of time or giving of notice or both, would, unless cured or waived, become an Event of Default.

"**Default Rate of Interest**" has the meaning ascribed to it in Section 1.5(6).

"**Depository Accounts**" means the Administrative Agent's collection accounts as may be designated by the Administrative Agent from time to time.

"**Designs**" means the following now owned or hereafter acquired by any Person: (a) all industrial designs, design patents and other designs now owned or existing or hereafter adopted or acquired, all registrations and recordals thereof and all applications in connection therewith, including all registrations, recordals and applications in the Canadian Industrial Designs Office or any similar office in any country and all records thereof, and (b) all reissues, extensions or renewals thereof.

"**DIP Credit Agreement**" means the debtor-in-possession credit agreement dated as of March 8, 2004 among Stelco Inc., CIT as administrative and funding agent, CIT and General Electric Capital Canada Inc. as co-collateral agents, Fleet Canada Capital Corporation (as predecessor to BABC) as co-documentation agent and the lenders party thereto, as the same was further amended, supplemented, modified, restated, replaced or amended and restated.

"**DIP Facility Documents**" means the DIP Credit Agreement and all "Loan Documents" (as defined in the DIP Credit Agreement).

"**DIP Facility Obligations**" means, at the time of determination, the aggregate amount of all outstanding "Obligations" (as defined in the DIP Credit Agreement) owing under the DIP Facility Documents.

"**Disposition**" means, with respect to any property or asset of any Person, any direct or indirect sale, assignment, cession, transfer (including any transfer of title or possession), exchange, conveyance, release or gift of such property or asset, including by means of a sale-leaseback transaction (unless accounted for as a Capital Lease Obligation) and including any such transfer arising on liquidation, dissolution or winding up of such Person; and "**Dispose**" and "**Disposed**" have meanings correlative thereto.

"**Documents of Title**" means all present and future documents of title (as defined in the PPSA), and any and all warehouse receipts, bills of lading, shipping documents, and similar documents, all whether negotiable or not and all goods relating thereto and all cash and non-cash proceeds of the foregoing.

"**Draft**" means, at any time, either a depository bill within the meaning of the *Depository Bills and Notes Act*, or a bill of exchange within the meaning of the *Bills of Exchange Act* (Canada), drawn by the Borrower on a Lender or any other Person and bearing such distinguishing letters and numbers as the Lender or the

Person may determine, but which at such time has not been completed as the payee or accepted by the Lender or the Person.

"**Drawing**" means (i) the creation and purchase of Bankers' Acceptances by a Lender or by any other Person pursuant to Section 1.6, or (ii) the purchase of completed Drafts by a Lender or by any other Person pursuant to Section 1.6.

"**Drawing Date**" means any Business Day fixed for a Drawing pursuant to Section 1.6.

"**Drawing Notice**" has the meaning ascribed to it in Section 1.6(5).

"**Drawing Price**" means, in respect of Bankers' Acceptances or Drafts to be purchased by a Lender or any other Person, the difference between (i) the result (rounded to the nearest whole cent, with one-half of one cent being rounded up) obtained by dividing the aggregate Face Amount of the Bankers' Acceptances or Drafts by the sum of one plus the product of (x) the BA Rate multiplied by (y) a fraction, the numerator of which is the number of days in the term of maturity of the Bankers' Acceptances or Drafts and the denominator of which is 365 or 366, as the case may be, and (ii) the aggregate Applicable Drawing Fee.

"**Early Termination Date**" means the date on which the Borrower terminates this Agreement or the Revolving Line of Credit prior to the then applicable Maturity Date in accordance with Article 8.

"**Election Notice**" has the meaning ascribed to it in Section 1.2(g).

"**Eligible Accounts Receivable**" means the gross amount of the Borrowing Base Parties' Trade Accounts Receivable that are subject to a valid first priority and fully perfected Lien in favour of the Administrative Agent on behalf of itself, the Co-Collateral Agents and the Lenders, subject only to Permitted Encumbrances set forth in subsections (e) and (f) of the definition of Permitted Encumbrances which are Charges or Liens not yet due and payable, which, at all times, continue to be acceptable to the Co-Collateral Agents in the exercise of their reasonable business judgment, less, without duplication, the sum of: (a) Trade Accounts Receivable in respect of which the consent of a third party is required in order to create such Lien in favour of the Administrative Agent which has not been obtained in form and substance satisfactory to the Administrative Agent, (b) any amounts representing any returns, discounts, claims, disputes, rebates, set-offs, credits, fees, allowances and any other dilutive factor of any nature (whether issued, owing, granted, claimed or outstanding, including, without limitation, any Account which is subject to any extension of time for payment thereof, any compromise or any settlement for less than the full amount thereof, any release of an Account Debtor from liability therefor, or any deduction

therefrom except a discount or allowance in the ordinary course of business for prompt payment and disclosed to and agreed to by the Co-Collateral Agents), and (c) any such Trade Accounts Receivable that arise from or are subject to or include: (i) sales to any Governmental Entity of the United States of America, or to any Governmental Entity of Canada, except for any such sales in relation to which a Borrowing Base Party has complied with any applicable financial administration legislation as is needed to ensure that the Administrative Agent holds a valid, enforceable and first priority and fully perfected Lien in such account receivable, subject only to Permitted Encumbrances set forth in subsections (e) and (f) of the definition of Permitted Encumbrances which are Charges or Liens not yet due and payable, to the Co-Collateral Agents' satisfaction in the exercise of their reasonable business judgment; (ii) foreign sales (sales to customers residing outside of Canada or the United States of America), other than sales which otherwise comply with all of the other criteria for eligibility hereunder and (x) are secured by letters of credit (in form and substance satisfactory to the Co-Collateral Agents) issued or confirmed by, and payable at, banks acceptable to the Lenders in their sole and reasonable discretion, or (y) are subject to Export Development Corporation insurance acceptable to the Co-Collateral Agents in their sole and reasonable discretion which has been assigned to the Administrative Agent, on behalf of the Lenders, in form and content acceptable to the Co-Collateral Agents in their sole and reasonable discretion; (iii) Accounts that remain unpaid for more than ninety (90) days from invoice date; (iv) contra accounts; (v) sales to any Subsidiary, or to any company affiliated with a Borrowing Base Party or any other Subsidiary of a Borrowing Base Party in any way; (vi) bill and hold (deferred shipment), guaranteed sales or consignment sales; (vii) sales to any customer which is: (A) insolvent or unable generally to pay its debts as they become due, (B) the debtor in any bankruptcy, insolvency, arrangement, restructuring, reorganization, receivership, liquidation or similar proceedings under any federal, provincial or other applicable laws, or (C) negotiating, or has called a meeting of its creditors for purposes of negotiating, a compromise of its debts, (D) lacking the capacity to contract, or (E) subject to any other proceedings or actions which are pending which could reasonably be expected to result in a material adverse change in such customer's financial condition; (viii) all sales to any customer if fifty percent (50%) or more of the aggregate dollar amount of all outstanding invoices to such customer are unpaid more than ninety (90) days from invoice date; (ix) pre-billed receivables and receivables arising from progress billing; (x) sales not payable in Canadian or United States currency; (xi) Accounts that have been sold, assigned or factored by the Borrowing Base Parties to any Person; (xii) Accounts that are not bona fide or are contingent in any way or which are evidenced by a judgement, Instrument or Chattel Paper; or (xiii) are invalid or unenforceable for any reason whatsoever.

"Eligible Inventory" means the gross amount of the Borrowing Base Parties' Inventory valued at the lower of the Borrowing Base Party's cost, replacement cost or net realizable value, that is subject to a valid, first priority and fully perfected Lien in favour of the Administrative Agent on behalf of itself, the Co-Collateral Agents and the Lenders, subject only to Permitted Encumbrances set forth in subsections (e) and (f) of the definition of Permitted Encumbrances which are Charges or Liens not yet due and payable, which, at all times, continues to be acceptable to the Co-Collateral Agents in the exercise of their reasonable business judgment, less, without duplication, any (a) work-in-process, (b) raw materials consisting of (i) fluxes, reagents and refactories used to coat blast furnaces and molten steel ladles, (ii) oil, gases, HCL acid, anhydrous ammonia and tar, (iii) spare parts used for maintenance and repair of machinery and equipment, and (iv) miscellaneous rolls, dies and tools, (c) packaging materials and supplies (other than raw material forming part of Eligible Inventory) , (d) Inventory, other than Inventory located at the Collateral locations identified on Schedule **Error! Reference source not found.** where the Administrative Agent has received a satisfactory licence to use the property and/or landlord waivers, as applicable, (e) Inventory returned or rejected by the Borrowing Base Parties' customers (other than goods that are undamaged and resalable in the normal course of business in the Co-Collateral Agents' reasonable business judgment), including, without limitation, goods to be returned to the Borrowing Base Parties' suppliers, (f) Inventory in transit to or from third parties or in the possession of a warehouseman, bailee, third party processor, Affiliate or Subsidiary of a Borrowing Base Party, or other third party, unless all applicable warehousemen, bailees or third parties have executed a waiver and notice of security interest agreement in favour of the Administrative Agent (in form and substance satisfactory to the Administrative Agent) and/or the Co-Collateral Agents shall otherwise be satisfied that the Administrative Agent on behalf of the Lenders has a first priority and fully perfected Lien in such Inventory, subject to Permitted Encumbrances set forth in subsections (e) and (f) of the definition of Permitted Encumbrances which are Charges or Liens not yet due and payable, (g) Inventory in respect of which the consent of a third party is required in order to create such Lien in favour of the Administrative Agent which has not been obtained in form and substance satisfactory to the Administrative Agent, and (h) less any reserves required by the Co-Collateral Agents in their reasonable discretion, including, without limitation, for special order goods, discontinued and obsolete Inventory, market value declines, bill and hold (deferred shipment) and consignment sales.

"Enforcement Action" means the commercially reasonable exercise of any rights and remedies by the ABL Secured Parties with respect to any Collateral or the commercially reasonable commencement and prosecution by the ABL Secured Parties of enforcement of any of the rights and remedies under the Loan

Documents or under applicable law, including without limitation the exercise of any rights and remedies of secured creditors under the CCAA, the BIA or the PPSA.

"**Environmental Laws**" means all applicable Laws relating to the environment, Hazardous Materials, pollution or protection of the environment, including Laws relating to: (i) on-site or offsite contamination; (ii) releases of pollutants, contaminants, chemicals or other industrial, toxic or radioactive substances or Hazardous Materials into the environment; and (iii) the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials.

"**Environmental Liabilities**" means, with respect to any Person, all liabilities, obligations, responsibilities, costs (including any response, remedial and removal costs, investigation and feasibility study costs, capital costs, operation and maintenance costs), losses, damages (including any punitive damages, property damages, natural resource damages, consequential damages and treble damages), expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of or related to any claim, suit, action, administrative order, investigation, order (including judicial and administrative orders), proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, statute, regulation, equity or common law, including any arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Material whether on, at, in, under, from or about or in the vicinity of any real or personal property.

"**Environmental Permits**" means all permits, licenses, authorizations, certificates, approvals or registrations required by any Governmental Entity under any Environmental Laws.

"**Equipment**" means all "equipment," as such term is defined in the PPSA, now owned or hereafter acquired or leased by any Person, wherever located and, in any event, including all such Person's machinery and equipment, including processing equipment, conveyors, machine tools, data processing and computer equipment, including embedded software and peripheral equipment and all engineering, processing and manufacturing equipment, office machinery, furniture, materials handling equipment, tools, attachments, accessories, automotive equipment, trailers, trucks, forklifts, molds, dies, stamps, motor vehicles, rolling stock and other equipment of every kind and nature, trade fixtures and fixtures not forming a part of real property, together with all General Intangibles related thereto, additions and accessions thereto, replacements therefor, all parts therefor, all substitutes for any of the foregoing,

fuel therefor, and all manuals, drawings, instructions, warranties and rights with respect thereto, and all products and proceeds thereof and condemnation awards and insurance proceeds with respect thereto.

"Equity Sponsor" has the meaning ascribed to it in the CCAA Plan.

"Equivalent Cdn. $ Amount" means, on any day, with respect to any amount of U.S. Dollars, the amount of Canadian dollars required to purchase that amount of U.S. Dollars at CIBC's opening rate on such date, or, if such day is not a Business Day, on the next Business Day.

"Equivalent U.S. $ Amount" means, on any day, with respect to any amount of Canadian dollars, the amount of U.S. dollars required to purchase that amount of Canadian dollars at CIBC's opening rate on such date, or, if such day is not a Business Day, on the next Business Day.

"ERISA" means the *Employee Retirement Income Security Act* of 1974, as amended from time to time, and any regulations promulgated thereunder.

"ERISA Affiliate" means, with respect to any Credit Party, any trade or business (whether or not incorporated) that, together with such Credit Party, are treated as a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the IRC.

"ERISA Event" means, with respect to any Credit Party or any ERISA Affiliate, for which the 30-day notice requirement has not been waived; (a) any event described in Section 4043(c) of ERISA with respect to a Title IV Plan; (b) the withdrawal of any Credit Party or ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (c) the complete or partial withdrawal, within the meaning of Sections 4203 and 4205 of the ERISA of any Credit Party or any ERISA Affiliate from any Multiemployer Plan; (d) the filing of a notice of intent to terminate a Title IV Plan or the treatment of a plan amendment as a termination under Section 4041 of ERISA; (e) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC; (f) the failure by any Credit Party or ERISA Affiliate to make when due required contributions to a Multiemployer Plan or Title IV Plan unless such failure is cured within 30 days; (g) any other event or condition that might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of liability under Section 4069 or 4212(c) of ERISA; (h) the termination of a Multiemployer Plan under Section 4041A of ERISA or the reorganization or insolvency of a Multiemployer Plan under Section 4241 or 4245

of ERISA; or (i) the loss of a Qualified Plan's qualification or tax exempt status; or (j) the termination of a Title IV Plan described in Section 4064 of ERISA.

"ESOP" means a Plan that is intended to satisfy the requirements of Section 4975(e)(7) of the IRC.

"Event of Default" has the meaning ascribed to it in Section 9.1.

"Excess Interest" has the meaning ascribed to it in the Term Credit Agreement.

"Exchange Notes" means those senior exchange notes issued to the lenders under the Term Credit Agreement pursuant to the Exchange Note Indenture.

"Exchange Note Indenture" means a note indenture, in form and substance satisfactory to the Administrative Agent, to be entered into with respect to the Exchange Notes to be issued by Borrower.

"Exchange Note Trustee" shall mean the trustee under the Exchange Note Indenture.

"Excluded Real Estate" means the Real Estate identified on Schedule 3.5 as (i) the Borrower's freehold interest in 615 Rusholme Road, Welland, Ontario (including Canal Access) (ii) the oil and gas rights owned by Stelco Coal Company in certain townships in Pennsylvania, (iii) the Borrower's leasehold interest in the Windsor sales office (Unit 100, 4520 Rhodes Drive, Windsor, Ontario) and the Quebec sales office (Local #203, 60 de Montbrun, Boucherville, Quebec), (iv) the Borrower's freehold interest in 1505 Chemin Point Noire, C.P. 878, Sept Iles, Quebec, and (v) the Borrower's interest in Wabush Mines, Labrador, Newfoundland.

"Excluded Subsidiaries" means CHT Steel Company Inc., 6076483 Canada Inc., Welland Pipe Ltd., 6076475 Canada Inc., Stelpipe Ltd., Stelcam Holdings Inc., Camrose Tubes Limited, Commercial Distribution Services, Inc., Ontario Coal Company, Chisholm Coal Company, Ontario Eveleth Company, Stelco Erie Corporation and Kanawha Coal Company.

"Face Amount" means in respect of a BA Instrument, the amount payable to the holder on its maturity.

"Federal Funds Rate" means, for any day, an annual interest rate equal to the weighted average of the rates on overnight United States federal funds transactions with members of the Federal Reserve System arranged by United States federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or for any Business Day on which such rate is not so published, the

arithmetic average of the quotations for such day on such transactions received by the Administrative Agent from three United States federal funds brokers of recognized standing selected by it.

"Fee Letter" means the fee letter dated March 28, 2006 issued by the Administrative Agent and CIT and GE as Lenders to, and accepted by, the Borrower, on March 31, 2006.

"Fees" means any and all fees payable to any Agent or any Lender pursuant to this Agreement or any of the other Loan Documents.

"Filing Date" has the meaning ascribed to it in the recitals to the Agreement.

"Financial Statements" means the consolidated and consolidating income statements, statements of cash flows and balance sheets of the Borrower and its consolidated subsidiaries, which, for greater certainty, shall identify all inter-company transactions and include an unaudited unconsolidated balance sheet for the Borrower exclusively.

"Financing Agreement" means the amended and restated financing agreement dated as of November 20, 2003 among Stelco Inc., CIT as lead arranger and syndication, administrative and funding agent, CIT and General Electric Capital Canada Inc. as co-collateral agents, GECC Capital Markets Group, Inc. as co-lead arranger, Fleet Canada Capital Corporation (as predecessor to BABC) as co-documentation agent and the lenders party thereto, as amended by the Accommodation Agreement and as it and the Accommodation Agreement were jointly or separately further amended, supplemented, modified, restated, replaced or amended and restated.

"Fiscal Month" means any of the monthly accounting periods of the Borrower.

"Fiscal Quarter" means any of the quarterly accounting periods of the Borrower, ending on March 31, June 30, September 30 and December 31 of each Fiscal Year.

"First Supplemental Indenture" means the first supplemental indenture dated the date hereof between the Borrower and the Secured Notes Trustees.

"Fiscal Year" means each twelve (12) month period commencing on January 1 of each year and ending on the following December 31.

"Foreign Lender" means a Lender which is not a Canadian Resident Lender.

"Fundamental Change" means the occurrence of any of the following: (i) the acquisition at any time following the initial distribution of common shares pursuant to the CCAA Plan by any Person, directly or indirectly, of a legal or

beneficial interest of more than 50% of the common shares or Control of the Borrower (whether by purchase or by way of merger, amalgamation, consolidation, wind up or otherwise) (including any right to acquire voting shares that are not then outstanding of which such person or group is deemed the beneficial owner); (ii) the acquisition at any time by any person (other than the Borrower), directly or indirectly, of (x) a legal or beneficial interest in any Shares of either Hamilton Steel GP or Lake Erie Steel GP, or (y) more than 49.9% and less than 100% of any Shares or Control of any other General Partner (where such other General Partner has not entered into a covenants agreement (in form and substance satisfactory to the Administrative Agent) agreeing to be bound by the representations, warranties, covenants and events of default herein and in every other Loan Document which apply to it), (iii) the acquisition at any time by any Person (other than the Borrower), directly or indirectly, of (x) a legal or beneficial interest in any Shares of either Hamilton Steel LP or Lake Erie Steel LP, or (y) more than 49.9% and less than 100% of any Shares or Control of any other Limited Partnership (where such other Limited Partnership has not entered into a covenants agreement (in form and substance satisfactory to the Administrative Agent) agreeing to be bound by the representations , warranties, covenants and events of default herein and in every other Loan Document which apply to it), (iv) a change in the Borrower's or board of directors in which the individuals who constituted the board of directors as of the Closing Date or (on and after the second anniversary of the Closing Date) at the beginning of the two year period immediately preceding such change (together with any other director whose election by the board of directors or whose nomination for election by the shareholders was approved by a vote of at least two-thirds of the directors then in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office; or (v) subject to Section 6.1, any amalgamation or consolidation of the Borrower or any other Credit Party with, or merger of the Borrower or any other Credit Party into, any other Person, any merger of another Person into the Borrower or any other Credit Party, or any sale, lease or transfer of all or substantially all of the Borrower's or any other Credit Party's assets to another Person.

"**GAAP**" means generally accepted accounting principles in Canada as in effect from time to time and for the period as to which such accounting principles are to apply.

"**GE**" means GE Canada Finance Holding Company and its successors and assigns.

"**General Intangibles**" means all present and hereafter acquired intangibles, and shall include all present and future right, title and interest in and to: (a) all Trademarks, tradenames, corporate names, business names, logos and any other

designs or sources of business identities; (b) Patents, together with any improvements on said Patents, utility models, industrial models, and Designs; (c) Copyrights; (d) trade secrets; (e) licenses, permits and franchises; (f) all applications with respect to the foregoing; (g) all right, title and interest in and to any and all extensions and renewals; (h) all goodwill with respect to any of the foregoing; (i) any other forms of similar intellectual property; and (j) all customer lists, distribution agreements, supply agreements and blueprints.

"General Partners" means Hamilton Coke GP, Hamilton Land GP, Hamilton Steel GP, HLE Mining GP, HMLTN Energy GP, Lake Erie Coke GP, Lake Erie Land GP, Lake Erie Steel GP and Lake Erie Energy GP.

"Governmental Entity" means any: (a) multinational, federal, provincial, state, municipal, local or other government, governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; and (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"Guaranteed Indebtedness" means as to any Person, any obligation of such Person guaranteeing, providing comfort or otherwise supporting any Indebtedness, lease, dividend, or other obligation (**"primary obligation"**) of any other Person (the **"primary obligor"**) in any manner, including any obligation or arrangement of such Person to (a) purchase or repurchase any such primary obligation, (b) advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor, (c) purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, (d) protect the beneficiary of such arrangement from loss (other than product warranties given in the ordinary course of business), or (e) indemnify the owner of such primary obligation against loss in respect thereof. The amount of any Guaranteed Indebtedness at any time shall be deemed to be an amount equal to the lesser at such time of (x) the stated or determinable amount of the primary obligation in respect of which such Guaranteed Indebtedness is incurred, and (y) the maximum amount for which such Person may be liable pursuant to the terms of the instrument embodying such Guaranteed Indebtedness, or, if not stated or determinable, the maximum reasonably anticipated liability (assuming full performance) in respect thereof.

"Hamilton Coke Business" means the business, carried on by Hamilton Coke LP, of manufacturing, sales and marketing of coke at and from the coke oven batteries and related by-product plants located at the Hamilton Facility.

"Hamilton Coke GP" means Hamilton Coke GP Inc., a corporation governed by the CBCA.

"Hamilton Coke Lease" means the land lease dated on or about the date hereof between the Borrower and Hamilton Coke LP.

"Hamilton Coke LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Hamilton Coke GP, as the general partner, and the Borrower, as the initial limited partner.

"Hamilton Facility" means the steelmaking and processing complex, comprised of plants, buildings, equipment and other property of or held on behalf of Hamilton Steel LP, Hamilton Coke LP and Hamilton Energy LP located at Hamilton, Ontario.

"Hamilton Land Business" means the business, carried on by Hamilton Land LP, of holding, carrying, developing, sales and marketing of real estate assets in or near Hamilton, Ontario, as more particularly described in the CBCA Plan of Arrangement.

"Hamilton Land GP" means Hamilton Land GP Inc., a corporation governed by the CBCA.

"Hamilton Land LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Hamilton Land GP, as the general partner, and the Borrower, as the initial limited partner.

"Hamilton Steel Business" means the business, carried on by Hamilton Steel LP, of manufacturing, sales, marketing and distribution of steel, and the provision of certain services to the Hamilton Coke Business, the HMLTN Energy Business and the Hamilton Land Business, at the Hamilton Facility.

"Hamilton Steel GP" means Hamilton Steel GP Inc., a corporation governed by the CBCA.

"Hamilton Steel LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Hamilton Steel GP, as the general partner, and the Borrower, as the initial limited partner.

"Hazardous Material" means any Substance, material or waste that is regulated by, or forms the basis of liability now or hereafter under, any applicable Environmental Laws, including any material or substance that is defined as a "solid waste," "hazardous waste," "hazardous material," "hazardous substance," "dangerous goods", "extremely hazardous waste," "restricted hazardous waste," "deleterious substance", "pollutant," "contaminant," "hazardous constituent," "special waste," "toxic substance" or other similar term or phrase under any applicable Environmental Laws.

"HLE Mining Business" means the business carried on by HLE Mining LP, of mining, processing, sales, marketing and distribution of iron ore, the administration of the closed coal mines and the holding, carrying developing and administration of mining-related real estate assets.

"HLE Mining GP" means HLE Mining GP Inc., a corporation governed by the CBCA.

"HLE Mining LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between HLE Mining GP, as the general partner, and the Borrower, as the initial limited partner.

"HMLTN Energy Business" means the business, carried on by HMLTN Energy LP, of generation, sales, marketing and distribution of energy to and from facilities to be constructed in or near Hamilton, Ontario.

"HMLTN Energy GP" means HMLTN Energy GP Inc., a corporation governed by the CBCA.

"HMLTN Energy LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between HMLTN Energy GP, as the general partner, and the Borrower, as the initial limited partner.

"Indebtedness" means, with respect to any Person, without duplication, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property but excluding obligations to trade creditors incurred in the ordinary course of business that are unsecured and not overdue by more than 6 months unless being contested in good faith, (b) all reimbursement and other obligations with respect to letters of credit, bankers' acceptances and surety bonds, whether or not matured, (c) all obligations evidenced by notes, bonds, debentures or similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or

lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations and future rental payments under all synthetic leases, (f) all obligations of such Person under commodity purchase or option agreements or other commodity price hedging arrangements, in each case whether contingent or matured, (g) all obligations of such Person under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter the risks of that Person arising from fluctuations in currency values or interest rates, in each case whether contingent or matured, (h) Shares in the capital of such Person redeemable or retractable at the option of the holder or which by their terms or by contract are required to be redeemed or retracted; and (i) all Indebtedness referred to above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property or other assets (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

"**Indemnified Liabilities**" has the meaning ascribed to it in Section 1.15.

"**Indemnified Person**" has the meaning ascribed to it in Section 1.15.

"**Initial CCAA Order**" has the meaning ascribed to it in the recitals to the Agreement.

"**Initial Actuarial Valuation**" means the actuarial valuation performed for each of the Stelco Main Pension Plans as at December 31, 2005 in accordance with generally accepted actuarial methods and assumptions as of the valuation date and with the general regulatory regime of the PBA, but without any smoothing of the assets and/or liabilities of the particular plan.

"**Insolvency Laws**" means any of the BIA, the CCAA and the US Bankruptcy Code, each as now and hereafter in effect, any successors to such statutes and any other applicable insolvency or other similar law of any jurisdiction including, without limitation, any law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

"**Insolvency Proceeding**" means, in respect of any Credit Party, any proceeding in respect of bankruptcy, insolvency, winding up, receivership, dissolution or assignment for the benefit of creditors, including the BIA, the CCAA or any similar Canadian or foreign bankruptcy, insolvency, reorganization, receivership or similar law.

"**Instrument**" has the meaning ascribed to it in the PPSA.

"**Insurance Proceeds**" means insurance proceeds or other awards payable to any of the Credit Parties (including, without limitation, by the Export Development Corporation) in connection with the loss, destruction or condemnation of any property or assets of the Credit Parties, net of (i) reasonable costs, fees and expenses for repairing or replacing any such property or assets, and (ii) amounts payable to holders of Liens, if any, that rank ahead of the Liens in favour of the Administrative Agent on behalf of itself, the Co-Collateral Agents and the Lenders (for greater certainty, without prejudice to the rights and remedies of the Administrative Agent, the Co-Collateral Agents and the Lenders hereunder or under any other Loan Document to the extent that such Liens do not constitute Permitted Encumbrances hereunder).

"**intangibles**" has the meaning ascribed to it in the PPSA.

"**Intellectual Property**" means any and all Licenses, Patents, Designs, Copyrights, Trademarks, and the goodwill associated with such Trademarks.

"**Intercreditor Agreement**" means the intercreditor agreement dated the date hereof between the Borrower, the Restricted Subsidiaries, the Excluded Subsidiaries, the Administrative Agent, Tricap, the Secured Notes Trustees and the Exchange Note Trustee (if and when the Exchange Note Indenture is entered into).

"**Inventory**" means, with respect to any Person, any and all of the Person's present and hereafter acquired inventory (as defined in the PPSA), including, without limitation, all additions, substitutions and replacements thereof, wherever located, together with all goods and materials (in each case excluding Equipment) used or usable in manufacturing, processing, reprocessing, packaging or shipping same in all stages of production from raw materials through work-in-process to finished goods and all General Intangibles pertaining to and to the extent necessary for the collection, realization, processing, sale or recovery in respect of any of the foregoing, and proceeds thereof of whatever sort together with any unpaid seller's or lessor's rights (including rescission, replevin, reclamation, repossession and stoppage in transit relating to any of the foregoing or arising therefrom) to reclaim or repossess goods.

"**Inventory Loan Cap**" means 150% of the amount (determined at the applicable time) of the calculation under paragraph (a) of the definition of "Borrowing Base"; provided that upon the exercise by the Borrower of the election referenced under and in accordance with the proviso set forth in the definition of "Borrowing Base", the Inventory Loan Cap may be increased to 160% of the amount (determined at the applicable time) of the calculation under paragraph (a) of the definition of "Borrowing Base" for such 90 day period.

"**Investment**" means, with respect to any Person, any purchase or other acquisition by that Person (or the entering into of any binding or non-binding term sheet or commitment letter related thereto) of (a) any Security issued by, (b) a beneficial interest in any Security issued by, or (c) any other equity ownership interest in, any other Person, provided that (i) deposits (excluding term deposits and certificates of deposit) with banks or other financial institutions which are available for withdrawal on demand and (ii) assets held under and in accordance with the pension trusts of any Canadian Pension Plan or US Pension Plan shall not constitute Investments.

"**IRC**" means the Internal Revenue Code of 1986, as amended from time to time, and all regulations promulgated thereunder.

"**IRS**" means the Internal Revenue Service.

"**Issuing Bank**" means the financial institution selected by the Administrative Agent issuing Letters of Credit for the Borrower.

"**ITA**" means the *Income Tax Act* (Canada) as the same may from time to time be in effect.

"**Lake Erie Coke Business**" means the business, carried on by Lake Erie Coke LP, of manufacturing, sales and marketing of coke at and from the coke oven batteries and related by-product plants located at the Lake Erie Facility.

"**Lake Erie Coke GP**" means Lake Erie Coke GP Inc., a corporation governed by the CBCA.

"**Lake Erie Coke Lease**" means the land lease dated on or about the date hereof between the Borrower and Lake Erie Coke LP.

"**Lake Erie Coke LP**" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Lake Erie Coke GP, as the general partner, and the Borrower, as the initial limited partner.

"**Lake Erie Energy Business**" means the business, carried on by Lake Erie Energy LP, of generation, sales, marketing and distribution of energy to and from facilities to be constructed in or near Nanticoke, Ontario.

"**Lake Erie Energy GP**" means Lake Erie Energy GP Inc., a corporation governed by the CBCA.

"**Lake Erie Energy LP**" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement

between Lake Erie Energy GP, as the general partner, and the Borrower, as the initial limited partner.

"Lake Erie Facility" means the steelmaking and processing complex, comprised of plants, buildings, equipment and other property of Lake Erie Steel LP, located at Nanticoke, Ontario.

"Lake Erie Land Business" means the business, carried on by Lake Erie Land LP, of holding, carrying, developing, sales and marketing of real estate assets in or near Nanticoke, Ontario, as more particularly described in the CBCA Plan of Arrangement.

"Lake Erie Land GP" means Lake Erie Land GP Inc., a corporation governed by the CBCA.

"Lake Erie Land LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Lake Erie Land GP, as the general partner, and the Borrower, as the initial limited partner.

"Lake Erie Steel Business" means the business, carried on by Lake Erie Steel LP, of manufacturing, sales, marketing and distribution of steel, and the provision of certain services to the Lake Erie Coke Business, the Lake Erie Energy Business and the Lake Erie Land Business, at the Lake Erie Facility.

"Lake Erie Steel GP" means Lake Erie Steel GP Inc., a corporation governed by the CBCA.

"Lake Erie Steel LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Lake Erie Steel GP, as the general partner, and the Borrower, as the initial limited partner.

"**Laws**" or "**laws**" means all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies or guidelines having the force of law, or any provisions of the foregoing, including, without limitation, general principles of common and civil law and equity, legally binding on the Person referred to in the context in which such word is used; and "**Law**" or "**law**" means any one of the foregoing.

"**Lenders**" means, collectively, CIT, GE and their respective successors and assigns and any other party which now or hereafter becomes a Lender hereunder or otherwise acquires a Commitment hereunder (individually, a "**Lender**").

"**Letters of Credit**" means all Canadian and United States dollar letters of credit issued with the assistance of the Administrative Agent, on behalf of the Lenders, in accordance with Section 1.7 hereof by the Issuing Bank for or on behalf of the Borrower.

"**Letter of Credit Fee**" means the fee payable to the Administrative Agent on behalf of the Lenders, chargeable to the Borrower under Section 1.9(3) of this Agreement for assisting the Borrower in obtaining Letters of Credit, all pursuant to Section 1.7 hereof.

"**Letter of Credit Sub-Line**" means the commitment of the Lenders to arrange for the Borrower to obtain Letters of Credit, pursuant to Section 1.7 hereof, to a maximum aggregate amount of $75,000,000 which, for greater certainty, shall be available from both the Initial Revolving Loans Commitment and the Incremental Revolving Loans Commitment.

"**LIBOR Interest Period**" means, for each LIBOR Rate Loan, a period which commences (i) in the case of the initial LIBOR Interest Period, on the date the loan is made or converted from another type of Accommodation, and (ii) in the case of any subsequent LIBOR Interest Period, on the last day of the immediately preceding LIBOR Interest Period, and which ends, in either case, on the day selected by the Borrower in the applicable Borrowing Notice or Election Notice. The duration of each LIBOR Interest Period shall be 1, 2, 3 or 6 months, unless the last day of a LIBOR Interest Period would otherwise occur on a day other than a Business Day, in which case the last day of such LIBOR Interest Period shall be extended to occur on the next Business Day, or if such extension would cause the last day of such LIBOR Interest Period to occur in the next calendar month, the last day of such LIBOR Interest Period shall occur on the preceding Business Day.

"**LIBOR Rate**" means, for each LIBOR Interest Period for each LIBOR Rate Loan,

(i) an interest rate per annum (expressed on the basis of a 360-day year) being the rate shown on Telerate page 3750 (as defined in the International Swaps and Derivatives Association, Inc. definitions, as modified and amended from time to time) (at or about 11:00 a.m. London time) on the day which is two Business Days before the first day of such LIBOR Interest Period for offering deposits in the relevant currency and amount for a period equal to the relevant LIBOR Interest Period, and if different rates are quoted for offering deposits in the relevant currency in varying amounts, in an amount which is closest to the Administrative Agent's (in its capacity as Lender) Lender's Commitment of such LIBOR Rate Loan; or

(ii) if for any reason, the Telerate rates are not available, then the LIBOR Rate shall be the annual rate of interest (expressed on the basis of a 360-day year) equal to the average (rounded upward to the nearest whole multiple of 1/16 of 1% per annum) of the rates per annum which leading banks in the London interbank markets are offering deposits in the relevant currency and amount for a period equal to the relevant LIBOR Interest Period, appearing on the Reuters Screen LIBO Page (at or about 11:00 a.m. London time) on the day which is two Business Days before the first day of such LIBOR Interest Period.

"**LIBOR Rate Loan**" means any loans made pursuant to this Agreement which are made or maintained at a rate of interest based upon the LIBOR Rate, provided that (i) no Event of Default exists hereunder, and (ii) no LIBOR Rate Loan shall be made with a LIBOR Interest Period that ends subsequent to a Maturity Date or any applicable Early Termination Date.

"**License**" means, in respect of a Person, any Copyright, Patent, Design, Trademark or other license of rights or interests now held or hereafter acquired by such Person, other than any license of readily available commercial software.

"**Lien**" means, (a) with respect to any asset, any mortgage, deed of trust, trust or deemed trust, lien, pledge, assignment, hypothecation, encumbrance, charge, security interest, royalty interest, claim, right of detention or seizure, right of distraint, easement, defect of title or right of set off in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities, (d) any netting arrangement, deposit arrangement, defeasance arrangement or reciprocal fee arrangement, (e) the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable law of any jurisdiction, and (f) any other preference, priority or arrangement having the effect of providing security.

"**Limited Partnerships**" means Hamilton Coke LP, Hamilton Land LP, Hamilton Steel LP, HLE Mining LP, HMLTN Energy LP, Lake Erie Coke LP, Lake Erie Land LP, Lake Erie Steel LP and Lake Erie Energy LP.

"**Limited Partnership Agreements**" means the limited partnership agreements between the Borrower and each respective General Partner establishing each respective Limited Partnership, which for purposes hereof shall be deemed to be "constating documents" hereunder.

"Line Availability" means the amount by which the lesser of (a) the Borrowing Base, and (b) the Revolving Line of Credit exceeds the sum of (i) the outstanding aggregate amount of all Revolving Loans, (ii) the face amount of all outstanding BA Instruments, (iii) the face amount of all outstanding Letters of Credit, and (iv) the maximum principal amount of any Sundry Credit Facilities established from time to time. This requirement contemplates that all of the Borrower's debts, obligations and payables are then current in accordance with its usual business practice.

"Line of Credit" means the aggregate Commitment of the Lenders to (a) make Revolving Loans pursuant to Section 1.2 and Section 1.6, and (b) to arrange for the opening of Letters of Credit pursuant to Section 1.7; provided that nothing herein shall be deemed to increase any Lender's Commitment hereunder, and which Commitment shall be set forth in Schedule **Error! Reference source not found.** hereof maintained by the Administrative Agent or the Assignment and Transfer Agreements executed by such Lender and be subject to Section 11.1.

"Litigation" has the meaning ascribed to it in Section 3.12.

"Loan Documents" means this Agreement, the Intercreditor Agreement, the Province Intercreditor Agreement, the Fee Letter, the BA Instruments and all other agreements, security agreements, Real Estate Security, pledge agreements, guarantees, instruments, documents and certificates executed and delivered to, or in favour of, the Administrative Agent, the Co-Collateral Agents and/or any Lender and including all other pledges, powers of attorney, consents, assignments, contracts, notices, and all other written matter whether heretofore, now or hereafter executed by or on behalf of any Credit Party or Excluded Subsidiary, or any employee of any Credit Party or Excluded Subsidiary, and delivered to the Administrative Agent, the Co-Collateral Agents and/or any Lender in connection with this Agreement or the transactions contemplated hereby. Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to this Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

"Loan Year" means each period of 365 days commencing on the Closing Date.

"MAG" means the Ministry of the Attorney General (Ontario).

"Maintenance Capital Expenditures" means expenditures of money or money's worth by a Person for the repair or maintenance of assets which are required to be capitalized in accordance with GAAP.

"**Material Adverse Effect**" means (i) a material adverse effect, on (a) the business, assets, operations, prospects or financial or other condition of all of the Credit Parties taken as a whole for the industries in which they operate, (b) the Borrower's ability to repay any of its payment obligations under this Agreement or any other Loan Document, or the Credit Parties' ability to perform their respective other Obligations under this Agreement or the other Loan Documents, (c) the Liens in favour of the Administrative Agent on behalf of itself, the Co-Collateral Agents and/or the Lenders on the Collateral or the priority of such Liens, or the value of the Collateral or the amount that the Administrative Agent would be likely to receive (after giving consideration to delays in payment and costs of enforcement) in the liquidation of such Collateral or evidence of a material decline in condition or value of the Collateral, or (d) the Administrative Agent's, Co-Collateral Agents' or any Lender's rights or remedies under this Agreement or the other Loan Documents; or (ii) litigation has been commenced or continued which could, in the Administrative Agent's and Co-Collateral Agents absolute and sole judgement, reasonably be expected to have a material adverse effect on either the ability of the Borrower or the collective ability of the other Credit Parties to perform their respective obligations under this Agreement or the other Loan Documents to which it or they are a party, or on the Liens in favour of the Administrative Agent on behalf of itself, the Co-Collateral Agents and the Lenders on the Collateral or the priority of such Liens, or the value of the Collateral or the amount that the Administrative Agent would be likely to receive (after giving consideration to delays in payment and costs of enforcement) in the liquidation of such Collateral, or which would challenge the transactions under this Agreement or the other Loan Documents; provided, however, that for the purposes of Sections 3.15, 5.9 and 6.10 of this Agreement, as it pertains to the Hamilton Facility, the meaning of Material Adverse Effect shall be restricted to clauses (i)(a), (i)(b) and (ii) above, and for the purposes of Sections 4.1(9) and 9.1(w) of this Agreement, in relation to any matter arising under Environmental Laws as it pertains to the Hamilton Facility, the meaning of Material Adverse Effect shall be similarly restricted to clauses (i)(a), (i)(b) and (ii) above. For greater certainty, any strike, labour disruption or development affecting capital markets generally, the Canadian or North American economy or the Canadian or international steel industry as a whole shall not constitute a "Material Adverse Effect".

"**Material Contract**" means (i) the tolling agreement dated March 14, 1997 between Lake Erie Steel Company Ltd. and Lake Erie Slab Company Inc. (the "**Slabco Tolling Agreement**"), (ii) any agreement, contract or similar instrument to which the Borrower or any of the Restricted Subsidiaries is a party or to which any of their property or assets may be subject for which breach, non-performance, termination, cancellation, expiration, or failure to renew could reasonably be expected to have a Material Adverse Effect, and (iii) without

limiting the generality of the foregoing, the Term Credit Documents, the Secured Notes Credit Documents, the Pension Agreement and the Province Credit Documents.

"**Maturity Date**" means the date that is two (2) years from the Closing Date and the same date occurring every two (2) years from each Renewal Date if the Maturity Date is extended pursuant to Section 8.1(1).

"**MOE**" means the Ministry of the Environment (Ontario).

"**MOL**" means the Ministry of Labour (Ontario).

"**Monitor**" has the meaning ascribed to it in the recitals.

"**Mortgages**" means each of the debentures, mortgages, deeds of trust, deeds of hypothec and issue of bonds, leasehold mortgages, leasehold deeds of trust, collateral assignments of leases or other real estate security documents delivered by a Credit Party to and in favour of the Administrative Agent on behalf of the Lenders with respect to all of the Real Estate other than the Excluded Real Estate, all in form and substance reasonably satisfactory to the Co-Collateral Agents.

"**Multiemployer Plan**" means a "multiemployer plan" as defined in Section 4001(a)(3) of ERISA that is covered by Title IV of the ERISA, and to which any Credit Party or ERISA Affiliate is making, is obligated to make or has made or been obligated to make, contributions on behalf of participants who are or were employed by any of them.

"**Net OLV**" means the net orderly liquidation value (expressed as a percentage of Eligible Inventory) of Eligible Inventory of the Credit Parties determined based on the most recently completed appraisals of the Eligible Inventory of the Credit Parties conducted by the Co-Collateral Agents pursuant to this Agreement.

"**New Common Shares**" has the meaning ascribed to it in the CCAA Plan.

"**New Province Warrants**" has the meaning ascribed to it in the CCAA Plan and includes all documents and instruments evidencing the issuance of such warrants and required or delivered in connection with the consummation of the transactions contemplated thereby.

"**New Warrant Indenture**" means the warrant indenture dated on or about the date hereof between the Borrower and CIBC Mellon Trust Company as trustee and registrar, providing for the issuance of the New Warrants and the New Province Warrants.

"New Warrants" has the meaning ascribed to it in the CCAA Plan.

"non-arm's length" has the meaning ascribed to it in the *Income Tax Act* (Canada) and **"arm's length"** shall have the opposite meaning.

"Non-Core Asset Sales" has the meaning ascribed to it in the CCAA Plan.

"Non-Core Pension Plans" means:

(i) the Stelpipe Ltd. Bargaining Unit Pension Plan for Members of the National Automobile, Aerospace, Transportation and General Workers, Union of Canada (CAW-Canada), registered under the PBA as number #1018860;

(ii) the Stelpipe Ltd. Retirement Plan for Salaried Employees, registered under the PBA as number #1017177;

(iii) the Welland Pipe Ltd. Bargaining Unit Pension Plan for Members of the National Automobile, Aerospace, Transportation and General Workers, Union of Canada (CAW-Canada), registered under the PBA as number #1018878; and

(iv) the Welland Pipe Pension Plan for Salaried Employees, registered under the PBA as #1017185.

"Obligations" means, without duplication, all loans, advances and extensions of credit made or to be made by the Administrative Agent and/or the Lenders to the Borrower, or to others for the Borrower's account pursuant to this Agreement (including, without limitation, all Revolving Loans and any Protective Advances); any and all indebtedness and obligations which may at any time be owing by the Borrower to the Administrative Agent, the Co-Collateral Agents and/or the Lenders pursuant to this Agreement and the other Loan Documents howsoever arising, whether now in existence or incurred by the Borrower from time to time hereafter; whether principal, interest, Fees, costs, expenses (including Out-of-Pocket Expenses) or otherwise; whether such indebtedness is absolute or contingent, joint or several, matured or unmatured, direct or indirect and whether the Borrower is liable to the Administrative Agent, the Co-Collateral Agents and/or the Lenders for such indebtedness as principal, surety, endorser, guarantor or otherwise. Obligations shall also include, without limitation, indebtedness owing to the Administrative Agent, the Co-Collateral Agents and/or the Lenders by any Credit Party under any Loan Document, any indemnity under this Agreement, any Loan Document or under any other agreement now or hereafter entered into between any Credit Party and the Administrative Agent, the Co-Collateral Agents and/or the Lenders specifically relating to the Accommodations made pursuant to this

Agreement; indebtedness, liabilities, obligations or penalties incurred by, or imposed on, the Administrative Agent, the Co-Collateral Agents and/or the Lenders as a result of environmental claims arising out of the Credit Parties' operations, premises or waste disposal practices or sites; any Credit Party's liability to the Administrative Agent, the Co-Collateral Agents and/or the Lenders as maker or endorser of any promissory note or other instrument for the payment of money; any Credit Parties' liability to the Administrative Agent, the Co-Collateral Agents and/or the Lenders under or in respect of any instrument of guarantee or indemnity, or arising under or in respect of any guarantee, indemnity, endorsement or undertaking which the Administrative Agent, the Co-Collateral Agents and/or the Lenders may make or issue to others for the Borrower's account.

"OPEB" means any non-pension post employment benefits which are provided by any Credit Party or Excluded Subsidiary, or which any Credit Party or Excluded Subsidiary has agreed or is otherwise obligated to provide, to its or any of its current or previous Affiliates', employees or former employees.

"Other Collateral" means, (i) all cash of any Person including all money or other property at any time on deposit with or held by any financial institution for the account of the Person (whether for safekeeping, custody, pledge, transmission or otherwise), (ii) all present and future accounts of the Person, including without limitation deposit accounts (whether time or demand or interest or non-interest bearing) of the Person with any financial institution including those to which any such cash may at any time and from time to time be credited, (iii) without limiting the generality of the foregoing, all now owned and hereafter acquired lockbox, Blocked Accounts and any other deposit accounts of the Person maintained with any bank or financial institutions into which the proceeds of any ABL Priority Collateral or Term Priority Collateral are or may be deposited and all cash and other monies and properties of the Person in the possession or control of the Administrative Agent, (iv) all investments and reinvestments (however evidenced) of amounts from time to time credited to any of the aforementioned accounts, and (v) all interest, dividends, distributions and other proceeds payable on or with respect to (x) such investments and reinvestments, and (y) such accounts.

"Out-of-Pocket Expenses" means all reasonable legal and other out-of-pocket costs and expenses of the Administrative Agent associated with the creation, documentation, syndication, publication, management, amendment, collection and enforcement of this Agreement or any other Loan Document (including the costs and expenses of any financial advisors to the Administrative Agent and the Lenders, or any successor or replacement financial advisors) and all such reasonable legal and other out-of-pocket expenses of GE, as Co-Collateral Agent and a Lender and of each other Lender.

"Patents" means, with respect to a Person, all present and hereafter acquired patents, patent applications, registrations, any reissues or renewals thereof, any inventions and improvements claimed thereunder, and all general intangibles and patent rights with respect thereto of the Credit Parties, and all income, royalties, cash and non-cash proceeds thereof.

"PBA" means the *Pension Benefits Act* (Ontario).

"PBGC" means the Pension Benefit Guaranty Corporation.

"PBR" means the *Pension Benefits Act General Regulations* (Ontario).

"Pension Agreement" means the pension agreement dated on or about the date hereof entered into between the Borrower, certain of the Limited Partnerships, the Superintendent of the Financial Services Commission of Ontario and the Province with respect to the funding of the Stelco Main Pension Plans, and any agreement, if any, entered into by the Province with or otherwise in favour of the Administrative Agent and the Lenders, in respect of the Stelco Main Pension Plans or the Stelco Pension Regulation.

"Pension Deemed Trusts" has the meaning ascribed to it in the definition of "Prior Claims".

"Permitted Encumbrances" means: (a) all Liens created pursuant to the Loan Documents; (b) Liens of landlords and Liens of carriers, repairers, servicers, warehousemen, bailees, mechanics, materialmen and other like Liens imposed by Law, created in the ordinary course of business for amounts not yet due (or which are being contested in good faith, by appropriate proceedings or other appropriate actions which are sufficient to prevent enforcement of such Liens), and with respect to which adequate reserves or other appropriate provisions are being maintained by the Borrower or the Restricted Subsidiaries in accordance with GAAP; (c) deposits made (and the Liens thereon) in the ordinary course of business of the Borrower or the Restricted Subsidiaries (including, without limitation, security deposits for leases, indemnity bonds, surety bonds and appeal bonds) in connection with workers' compensation, employment insurance and other types of social security benefits (but excluding Pension Deemed Trusts and Liens in respect of or under any Canadian Pension Plans or ERISA) or to secure the performance of tenders or bids (other than for the repayment or guarantee of borrowed money) , statutory obligations and other similar obligations arising as a result of progress payments under government contracts; (d) Liens or security interests granted by the Borrower, the Restricted Subsidiaries or the Excluded Subsidiaries pursuant to the Term Credit Documents and the Secured Notes Credit Documents, provided such Liens and security interests are subject to the Intercreditor Agreement; (e) Liens which are

deemed trusts arising by operation of law in respect of amounts which are not (x) yet due and payable, (y) filed in any public records, or (z) enforceable against any of the Collateral; (f) Charges and Liens in respect of amounts which are not yet due and payable or the payment of which is not required to be made in accordance with Section 5.2(1) or which are being diligently contested in good faith by the Borrower or the Restricted Subsidiaries by appropriate proceedings in accordance with Section 5.2(2), and which Liens are not (x) filed in any public records, (y) enforceable against any of the Collateral, or (z) for Taxes due to any Governmental Entity of Canada, the United States of America or any province or state thereof having similar priority statutes which have become enforceable; (g) any Liens and other matters listed on title insurance policies over the Real Estate in favour of the Administrative Agent, the Co-Collateral Agents and the Lenders delivered pursuant to Section 2.1(13) and Section 5.10(2); (h) Liens in connection with (i) Purchase Money Mortgages and operating leases in respect of specific pieces of Equipment listed and identified as such in Schedule **Error! Reference source not found.** (including those in respect of which the Administrative Agent and the Lenders have received either an estoppel certificate or a certificate of an officer of the applicable Credit Party in form and substance satisfactory to the Administrative Agent and the Lenders and confirming such Liens are in fact Purchase Money Mortgages or operating leases in respect of specific pieces of Equipment), and (ii) Purchase Money Mortgages incurred by the Credit Parties after the Closing Date having a capital cost not exceeding $20,000,000 in the aggregate for all such Purchase Money Mortgages, including, in either case in this subsection (h), any extensions, renewals or refinancings thereof provided that, in the case of Purchase Money Mortgages, the amounts so secured do not exceed the amount secured immediately prior to the extension, renewal or refinancing and, in the case of operating leases, the amounts so secured do not exceed the fair market value of the Equipment that is the subject of the lease and reasonable transactions incurred in connection herewith and, in each case, the scope of security creating the Lien is not extended, and provided in either case in this subsection (h), such Liens do not create a Lien on Eligible Inventory or Eligible Accounts Receivable; (i) the reservations, limitations, provisos and conditions expressed in the original grants of the Real Estate from the Crown; (j) any easements, rights of way, covenants, conditions or restrictions and other similar Liens incurred in the ordinary course of business which, in the opinion of the Co-Collateral Agents, do not materially detract from the value of the Real Estate or the assets of the affected Credit Party or materially interfere with the use of such assets in the operation of the business of the affected Credit Party; (k) any encroachments, variations in description, by-law infractions or discrepancies which would be revealed by up-to-date surveys for the Real Estate which, in the opinion of the Co-Collateral Agents, do not materially detract from the value of the Real Estate or the assets of the affected Applicant or materially interfere with the use of such

assets in the operation of the business of the affected Applicant; (l) all licences affecting the Real Estate to the extent in effect on the date hereof; (m) zoning, land use and building restrictions, by-laws, regulations and ordinances of any Governmental Entity affecting the Real Estate provided (other than with respect to the Lake Erie Industrial Park subdivision agreement) such restrictions, by-laws, regulations and ordinances have been complied with or constitute legal non-conforming uses; and (n) all other Liens disclosed in Schedule **Error! Reference source not found.** (including all leases and agreements to lease affecting the Real Estate in effect on the date hereof) and in the case of letters of credit listed in Part III of Schedule **Error! Reference source not found.**, renewals thereof, but only to the extent all such Liens disclosed in Schedule **Error! Reference source not found.** conform to their description in Schedule **Error! Reference source not found.** and do not create a Lien on Eligible Inventory or Eligible Accounts Receivable.

"**Person**" means any individual, sole proprietorship, partnership, limited partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, public benefit corporation, other entity or Governmental Entity.

"**Plan**" means, at any time, an "**employee benefit plan**", as defined in Section 3(3) of ERISA, that is subject to ERISA and that any Credit Party or ERISA Affiliate maintains, contributes to or has an obligation to contribute to or has maintained, contributed to or had an obligation to contribute to at any time within the past 6 years on behalf of participants who are or were employed by any Credit Party or ERISA Affiliate.

"**Plan Sponsor Agreement**" means the amended and restated agreement dated December 9, 2005, between the Borrower, the Equity Sponsors and the Standby Purchasers pursuant to which the Equity Sponsors agree to purchase, and the Borrower agrees to issue to the Equity Sponsors, New Common Shares, on terms more particularly set out therein.

"**Platform Trust Indenture**" means the trust indenture dated as of the date hereof between the Borrower and the Secured Notes Trustees.

"**PPSA**" means the *Personal Property Security Act* (Ontario) and the Regulations thereunder, as from time to time in effect, provided, however, if attachment, perfection or priority of the Administrative Agent's Co-Collateral Agents' and Lenders' security interest in any Collateral are governed by the personal property security laws of any jurisdiction other than Ontario, PPSA shall mean those personal property security laws in such other jurisdictions for the purposes of the provisions hereof relating to such attachment, perfection or priority and for the definitions related to such provisions.

"**Prior Claims**" means all amounts secured by or the subject of Liens created by applicable law (in contrast with Liens voluntarily granted) which rank or are capable of ranking prior or *pari passu* with the Administrative Agent's security interests (or the applicable equivalent of such Liens) against all or part of the Collateral, including, without limitation, construction, municipal tax and utility Liens and amounts owing to repairers, servicers, landlords or bailees, for employee source deductions and contributions, goods and services taxes, sales taxes, harmonized taxes, realty taxes, municipal taxes, workers' compensation, Quebec corporate taxes, pension plan or fund obligations and overdue rents, and all amounts governed by any trust (deemed, constructive, statutory or otherwise) in respect of any Credit Party or its assets or property (including in respect of the Canadian Pension Plans ("**Pension Deemed Trusts**") and all amounts due or accruing due under or in respect of a Canadian Pension Plan. Without limiting the generality of the foregoing, "Prior Claims" shall also include (i) amounts in respect of reserves established from time to time by the Co-Collateral Agents in their sole discretion with respect to a minimum of six months of level contributions required to be made from time to time under the Pension Agreement, the Stelco Pension Regulation and the PBR, (ii) amounts in respect of reserves established from time to time by the Co-Collateral Agents in their sole discretion with respect to no more than six months worth of current service costs and special payments against any solvency deficiencies or going concern unfunded liabilities under the Non-Core Pension Plans, (iii) amounts in respect of reserves for accruals in respect of what would constitute "normal cost" for purposes of new Section 81.5 of the BIA, to the extent not otherwise paid pursuant to the payments described in paragraphs (i) and (ii) above, and (iv) reserves for wages payable to employees in an amount of up to $2,000 for each employee.

"**proceeds**" has the meaning ascribed to it in the PPSA.

"**Project Financing**" means any arrangement whereby financing is provided to a Person for the acquisition or development of capital equipment and related services for major industrial projects or long term infrastructure for such Person.

"**Projections**" means the Borrower's forecasted consolidated and consolidating: (a) balance sheets; (b) profit and loss statements; (c) cash flow statements; and (d) capitalization statements, consistent with the historical Financial Statements of the Borrower, together with appropriate supporting details and a statement of underlying assumptions.

"**Protective Advances**" means, (i) advances made by the Lenders to the Borrower, or (ii) payments made by the Administrative Agent, either Co-Collateral Agent or any Lender on behalf of any Credit Party, in each case, for the purpose of protecting the Collateral, any interest of the Administrative

Agent, the Co-Collateral Agents and the Lenders therein, or any Lien issued in favour of such Persons, including without limitation payments on account of insurance premiums, security costs and employee costs.

"Province" means Her Majesty the Queen in Right of the Province of Ontario.

"Province Credit Documents" means the Province Note and all other documents and instruments executed and delivered in connection therewith, all as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time, excluding for greater certainty the Pension Agreement and the Stelco Pension Regulation.

"Province Intercreditor Agreement" means the intercreditor agreement dated the date hereof executed by the Province in favour of the Administrative Agent, Tricap, the Secured Notes Trustees and the Exchange Note Trustee (if and when the Exchange Note Indenture is entered into), as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"Province Note" means the Province note loan agreement dated the date hereof in the principal amount of $150,000,000 issued by the Borrower in favour of the Province, as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"Pro Rata Share" means with respect to all matters relating to any Lender, the percentage obtained by dividing (i) the Revolving Credit Commitment of that Lender by (ii) the Commitment of all Lenders.

"Purchase Money Mortgage" means any Lien charging property (other than Eligible Accounts Receivable or Eligible Inventory) acquired by the Borrower or a Restricted Subsidiary, which is granted or assumed by the Borrower or a Restricted Subsidiary or which arises by operation of law in favour of the transferor concurrently with and for the purpose of the acquisition of such property, in each case where (i) the principal amount secured by such Lien is not in excess of 100% of the purchase price (after any post-closing adjustment) of the property acquired, and (ii) such Lien extends only to the property acquired and its proceeds.

"Real Estate" means the Credit Parties' fee and/or leasehold interests in any real property.

"Real Estate Security" means the Mortgages together with all such other instruments, documents, declarations, assurances and opinions as required by the Administrative Agent, all in form and substance satisfactory to the Co-Collateral Agents, covering each parcel of Real Estate subject to a Mortgage.

"Release" means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property.

"Renewal Date" has the meaning ascribed to it in Section 8.1(1).

"Required Lenders" means the Lenders holding the aggregate Commitments under this Agreement in an amount of more than 50% of all Commitments.

"Restricted Payment" means, with respect to any Credit Party (a) the declaration or payment of any dividend or the incurrence of any liability to make any other payment or distribution of cash or other property or assets in respect of Securities; (b) any payment on account of the purchase, redemption, retraction, defeasance, sinking fund or other retirement of such Credit Party's Securities or any other payment or distribution made in respect thereof, either directly or indirectly; (c) any payment or prepayment of principal of, premium, if any, or interest, fees or other charges on or with respect to, and any redemption, purchase, retirement, defeasance, sinking fund or similar payment or any claim for rescission with respect to any subordinated debt; (d) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire Securities of such Credit Party now or hereafter outstanding; (e) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any of such Credit Party's Securities or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission; (f) any payment, loan, contribution, or other transfer of funds or other property to any Affiliates of such Credit Party other than (i) payment of compensation in the ordinary course of business to Affiliates who are directors, officers or employees of such Person, and (ii) payments in the ordinary course of business as required under any joint venture arrangements to which the Borrower or any of its Subsidiaries is a party on the Closing Date; and (g) any payment of management fees (or other fees of a similar nature) by such Credit Party to any Affiliate of such Credit Party or its Affiliates.

"Restricted Subsidiaries" means each Subsidiary of the Borrower, other than (i) the Excluded Subsidiaries, (ii) Z-Line Company, (iii) The Stelco Plate Company Ltd., and (iv) subject to Section 5.1(3), Lake Erie Slab Company Inc.

"Restricted Subsidiary USD" has the meaning ascribed to it in Section 3.1.

"Revolving Line of Credit" means the aggregate Commitments of the Lenders to make loans, advances and extensions of credit pursuant to Section 1.2 and Section 1.6 of this Agreement from time to time, either by way of Initial Revolving Loans or Incremental Revolving Loans and of the Administrative Agent to assist in the issuance of Letters of Credit to the Borrower pursuant to Section 1.7 up to the maximum aggregate amount of $600,000,000 or an Equivalent U.S. $ Amount, consisting of an initial maximum aggregate principal amount of $500,000,000 (or an Equivalent U.S.$ Amount) (the "**Initial Revolving Credit Amount**") which amount may be increased by $100,000,000 or the Equivalent U.S.$ Amount (the "**Incremental Revolving Credit Amount**") up to a maximum aggregate principal amount of $600,000,000 (or the Equivalent U.S.$ Amount) on the terms and conditions set forth in Section 1.2(b); provided that the aggregate principal amount of US Base Rate Loans and LIBOR Rate Loans outstanding at any time shall not exceed the Equivalent U.S.$ Amount of $100,000,000 and , for greater certainty, shall be made by way of Initial Revolving Loans from the Initial Revolving Loans Commitment and by way of Incremental Revolving Loans from the Incremental Revolving Loans Commitment.

"Revolving Loan Account" means the account on the Administrative Agent's books, in the Borrower's name, in which the Borrower will be charged with all Obligations under this Agreement.

"Revolving Loans" means, subject to the restrictions set forth in the definition of "Revolving Line of Credit", the loans, advances and extensions of credit made, from time to time, to or for the account of the Borrower by the Administrative Agent and the Lenders pursuant to Section 1.2 and Section 1.6 of this Agreement. "Revolving Loans" shall mean and include the loans made available on and after the Closing Date up to $500,000,000 (or the Equivalent U.S. $ Amount) (the "**Initial Revolving Loans**") and the loans made available after the Closing Date in excess of $500,000,000 and up to $600,000,000 (or the Equivalent U.S. $ Amount (the "**Incremental Revolving Loans**").

"Sanction Order" means the order of the CCAA Court approving the CCAA Plan.

"**Section 304 Order**" has the meaning ascribed to it in the recitals to this Agreement.

"Secured Floating Rate Notes" means the secured 10-year floating rate notes in the initial aggregate principal amount of the U.S. Dollar equivalent of $275,000,000, to be issued by the Borrower pursuant to the Secured Notes Trust Indenture, as such notes may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"**Secured Notes Credit Documents**" means the Secured Floating Rate Notes, the Secured Notes Trust Indenture and all pledge, debenture, security, guarantee and other documents and instruments executed and delivered in connection therewith, all as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"**Secured Notes Trust Indenture**" means the First Supplemental Indenture together with the Platform Trust Indenture.

"**Secured Notes Trustees**" means BNY Trust Company of Canada and The Bank of New York as co-trustees under the Secured Notes Indenture, and their respective successors and assigns.

"**Securities Account**" means an account to which an Investment is or may be credited in accordance with an agreement under which the Securities Intermediary maintaining the account undertakes to treat the Person for whom the account is maintained as entitled to exercise the rights that comprise the Investment.

"**Securities Intermediary**" means a Person, including a bank or broker, that in the ordinary course of its business, maintains Securities Accounts for others and is acting in that capacity.

"**Security**" means any Shares, voting trust certificate, bond, debenture, note, term deposit or certificate of deposit or other evidence of Indebtedness, whether secured, unsecured, convertible or subordinated, or any certificate of interest, share or participation in, or any temporary or interim certificate for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing, but shall not include any evidence of the Obligations.

"**Senior Secured Facility Documents**" means the Financing Agreement and all "Loan Documents" (as defined in the Financing Agreement).

"**Senior Secured Facility Obligations**" means, at the time of determination, the aggregate amount of all outstanding "Obligations" (as defined in the Financing Agreement) owing under the Senior Secured Facility Documents.

"**Settlement Date**" means the date, weekly, and more frequently, at the discretion of the Administrative Agent, upon the occurrence of an Event of Default or a continuing decline or increase of the Revolving Loans that the Administrative Agent and the Lenders shall settle amongst themselves so that (a) the Administrative Agent shall not have, as the agent for the Lenders, any money at risk in excess of its Pro Rata Share of the amount, calculated on the basis of its Commitment, of all outstanding Accommodations, and (b) on such Settlement Date the Lenders shall have a Pro Rata Share, calculated on the basis

of their respective Commitment, of all outstanding Accommodations, provided that each Settlement Date for a Lender shall be a Business Day on which such Lender and its bank are open for business, as applicable.

"**Shares**" means all shares, options, warrants, general or limited partnership interests, membership interests or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company, unlimited liability company or equivalent entity whether voting or nonvoting, including common shares, preferred shares or any other debt security or "**equity security**" (within the meaning of the *Securities Act* (Ontario)).

"**Shareholder**" means, with respect to any Person, each holder of Shares of such Person.

"Standby Purchasers" means Sunrise Partners Limited Partnership, as to 50%, and Appaloosa Management L.P., as to 50%, severally (and not jointly or jointly and severally), or such other Person or Persons as may be acceptable to the Borrower, as standby purchasers under the Plan Sponsor Agreement.

"Steel Entities" means Hamilton Steel LP, Hamilton Steel GP, Lake Erie Steel LP and Lake Erie Steel GP.

"Stelco Main Pension Plans" means (a) Stelco Inc. and Participating Subsidiaries Retirement Plan For Salaried Employees (Registration Number 0338509), (b) Stelco Inc. Bargaining Unit Pension Plan for Members of United Steelworkers of America (Registration Number 0354878), (c) the Stelco Inc. Retirement Plan for Lake Erie Steel Company Salaried Employees (Registration Number 0698753), and (d) Stelco Inc. Bargaining Unit Pension Plan for Lake Erie Steel Company Members of United Steelworkers of America (Registration Number 0698761).

"Stelco Pension Regulation" means the new regulation, specific to the Stelco Main Pension Plans, passed by the Lieutenant Governor-in-Council effective as of March 31, 2006.

"Strategic Capital Expenditures" means Capital Expenditures which are specifically identified as "Strategic Capital Expenditures" in the annual operating plan of the Borrower provided in accordance with Section 4.1(4).

"**Subsidiary**" means, with respect to any Person, (a) any corporation of which an aggregate of more than 50% of the outstanding Shares having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, Shares of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or

beneficially by such Person or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of 50% or more of such Shares whether by proxy, agreement, operation of law or otherwise, and (b) any general partnership, limited partnership, limited liability company, joint venture or other entity in which such Person and/or one or more Subsidiaries of such Person shall have an interest (whether in the form of voting or participation in profits or capital contribution) of more than 50% or of which any such Person is a general partner or member or may exercise the powers of a general partner or member. Unless the context otherwise requires, each reference to a Subsidiary shall be a reference to a Subsidiary of the Borrower.

"**Substance**" means any substance, waste, liquid, gaseous or solid matter, fuel, micro-organism, sound, vibration, ray, heat, odour, radiation, energy vector, plasma and organic or inorganic matter.

"**Sundry Credit Facilities**" means all sundry credit facilities that may at the option of the Borrower be established from time to time consisting of an overdraft facility, a credit card facility and the entering into of foreign exchange transactions established in favour of the Borrower pursuant to Section 1.13 hereof in an aggregate amount not to exceed the Sundry Credit Facility Limit.

"**Sundry Credit Facility Indemnity**" has the meaning provided for in Section 1.13(3) of this Agreement.

"**Sundry Credit Facility Limit**" means $15,000,000 or such greater or lesser amount as the Administrative Agent and the Borrower may from time to time mutually agree.

"**Supply and Services Agreements**" means:

(a) the Services Agreements dated on or about the date hereof between the Borrower and each Limited Partnership;

(b) the Services Agreements dated on or about the date hereof between (i) Hamilton Steel LP and Hamilton Coke LP, and (ii) Lake Erie Steel LP and Lake Erie Coke LP;

(c) the Supply Services Agreements dated on or about the date hereof between (i) Hamilton Steel LP and Hamilton Coke LP, and (ii) Lake Erie Steel LP and Lake Erie Coke LP;

(d) the Coke Supply Agreements dated on or about the date hereof between (i) Hamilton Coke LP and Hamilton Steel LP, and (ii) Lake Erie Coke LP and Lake Erie Steel LP;

(e) the Iron Ore Supply Agreements dated on or about the date hereof between (i) HLE Mining LP and Hamilton Steel LP and (ii) HLE Mining LP and Lake Erie Steel LP;

(f) the Slab and Coils Agreement dated on or about the date hereof between Hamilton Steel LP and Lake Erie Steel LP;

(g) the Coke Oven Gas Supply Agreements dated on or about the date hereof between (i) Hamilton Coke LP and Hamilton Steel LP, and (ii) Lake Erie Coke LP and Lake Erie Steel LP;

(h) the By-Products Supply Agreements dated on or about the date hereof between (i) Hamilton Coke LP and Hamilton Steel LP and (ii) Lake Erie Coke LP and Lake Erie Steel LP; and

(i) the Office Licences dated on or about the date hereof between (i) Hamilton Steel LP and the Borrower, and (ii) Lake Erie Steel LP and the Borrower.

"Tax" and **"Taxes"** means all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges of any nature (including income, corporate, capital (including large corporations), net worth, sales, consumption, use, transfer, goods and services, value-added, stamp, registration, franchise, withholding, payroll, employment, health, education, employment insurance, pension, excise, business, school, property, occupation, customs, anti-dumping and countervail taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges) imposed by any Governmental Authority, together with any fines, interest, penalties or other additions on, to, in lieu of, for non-collection of or in respect of those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges.

"TD" means The Toronto-Dominion Bank, or any other financial institution satisfactory to the Administrative Agent in its sole discretion who is a counterparty providing the banking services contemplated by the TD Banking Services Agreement.

"TD Banking Services Agreement" means the letter agreement dated March 21, 2006 between TD and the Borrower pursuant to which TD has made certain sundry credit facilities available to the Borrower and made certain banking services available to the Borrower and certain of its affiliates, including without limitation (i) Canadian dollar and United States dollar bank accounts, and (ii) a $5,000,000 overdraft facility, as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"**Term Credit Agreement**" means the credit agreement dated on or about the date hereof between Tricap, as agent and lender, Stelco Inc., as borrower and any other lenders party thereto, in an aggregate principal amount not to exceed $375,000,000, as the same may be amended, supplemented, modified, restated, replaced, or amended and restated from time to time.

"**Term Credit Documents**" means the Term Credit Agreement, any Exchange Notes and all security, pledge, debenture, guarantee and other agreements, documents and instruments executed and delivered in connection therewith, all as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"**Term Priority Collateral**" means, subject to the proviso at the end of this definition, all present and future property and assets of any nature or kind of any Person and wheresoever located and including, without limitation, all:

(a) Equipment;

(b) General Intangibles (except as provided in the definition of "Accounts" and in the definition of "Inventory");

(c) permits, licences, approvals, consents, orders, rights, certificates, writs, injunctions, determinations, directions, decrees, authorizations, franchises, privileges, grants, waivers, exemptions and other concessions, whether or not having the force of law, of, by or from any Governmental Authority, relating to or in connection with any of the Credit Party Real Property, including any and all present and future leases and licences of aquatic lands or water lots, conditional or other water rights, permits or licences and road or road building rights, permits or licences (the "**Licences**");

(d) Credit Party Real Property, including any aquatic lands or waterlots and related Licences;

(e) policies and certificates of insurance of the Person pertaining to the assets and properties listed in clauses (a) through (c) inclusive, (but excluding, for greater certainty, any insurance referred to in subsection (e) of the definition of "ABL Priority Collateral");

(f) proceeds, products and Accounts from time to time owing to or received by the Person in respect of any disposition of, or any expropriation, condemnation or casualty involving an actual or constructive loss of, indemnification rights in respect of, all or any portion of any of the assets and properties listed in clauses (a) through (e) inclusive above;

(g) Documents of Title to the extent evidencing or pertaining to any of the foregoing;

(h) securities (as defined in the PPSA); and

(i) all proceeds of (a) to (h) above;

provided, however, that the Term Priority Collateral shall not include any ABL Priority Collateral.

"**Termination Date**" means the date on which (a) the Revolving Loans have been indefeasibly repaid in full, (b) all other Obligations under this Agreement and the other Loan Documents (other than indemnification obligations) have been completely discharged, and (c) the Borrower shall have no further right to borrow any money under this Agreement.

"**Title IV Plan**" means a US Pension Plan (other than a Multiemployer Plan), that is covered by Title IV of ERISA, and that any Credit Party or ERISA Affiliate maintains, contributes to or has an obligations to contribute to on behalf of participants who are or were employed by any of them.

"**Trade Accounts Receivable**" means that portion of the Borrowing Base Parties' Accounts which arises from the sale of Inventory or the rendition of services (including without limitation, the sale of off-gases, steam or electricity by either HMLTN Energy LP or Lake Erie Energy LP) in the ordinary course of a Borrowing Base Party's business.

"**Trademarks**" means, with respect to a Person, all present and hereafter acquired trademarks, trademark registrations, recordals, applications, tradenames, trade styles, service marks, prints and labels (on which any of the foregoing may appear), issues, renewals, and any other intellectual property and trademark rights pertaining to any of the foregoing, together with the goodwill associated therewith and all cash and non-cash proceeds thereof.

"**Transferee**" has the meaning provided for in Section 11.1.

"**Tricap**" means 1685970 Ontario Inc. and its successors and assigns.

"**Unfunded US Pension Liability**" means, at any time, the aggregate amount, if any, of the sum of (a) the amount by which the present value of all accrued benefits under each Title IV Plan exceeds the fair market value of all assets of such Title IV Plan allocable to such benefits in accordance with Title IV of ERISA, all determined as of the most recent valuation date for each such Title IV Plan using the actuarial assumptions for funding purposes in effect under such Title IV Plan, and (b) for a period of 5 years following a transaction which might

reasonably be expected to be covered by Section 4069 of ERISA, the liabilities (whether or not accrued) that could be avoided by any Credit Party or any ERISA Affiliate as a result of such transaction.

"**US Bankruptcy Code**" means the provisions of Title 11 of the United States Code, 11 U.S.C. §§101 et seq.

"**US Bankruptcy Court**" has the meaning ascribed to it in the recitals to this Agreement.

"**US Base Rate**" means the greater of: (a) the rate of interest per annum announced by CIBC or its successor from time to time as its base rate in effect for U.S. dollar commercial loans in Canada at its principal office in Toronto, Ontario; and (b) the Federal Funds Rate plus 50 Basis Points. (The base rate is not intended to be the lowest rate of interest charged by CIBC to its borrowers.)

"**US Base Rate Loans**" means any U.S. dollar loans or advances pursuant to this Agreement made or maintained at a rate of interest based upon the US Base Rate.

"**US Confirmation Order**" means the order of the US Bankruptcy Court concluding the 304 Proceeding.

"**US Dollars**" or "**US$**" means lawful currency of the United States of America.

"**US GAAP**" means at any time, accounting principles generally accepted in the United States, such principles as set forth in the published statements, opinions and pronouncements of the Accounting Principles Board, the American Institute of Certified Public Accountants and the Financial Accounting Standards Board or other entity in general use by significant segments of the accounting profession.

"**US Order**" means the Section 304 Order, as varied, amended or supplemented from time to time without contravening the provisions of this Agreement or resulting in a Default or Event of Default, the Final Decree of the US Bankruptcy Court recognizing the Sanction Order and any other order made by the US Bankruptcy Court in respect of the 304 Proceeding.

"**US Pension Plan**" means a Plan described in Section 3(2) of ERISA.

"**Welfare Plan**" means a Plan described in Section 3(1) of ERISA.

"**Wholly-Owned Subsidiary**" means, at any time, any Subsidiary, 100% of all of the Shares (except directors' qualifying shares) and voting interests of which issued and outstanding shares of the capital stock of, or in the case of a

partnership or any other legal entity, where all of the outstanding partnership or other ownership interests, are owned by any one or more of the Borrower and the Borrower's other Wholly-Owned Subsidiaries at such time.

Section 1.2 Credit Facilities.

Revolving Loans.

(a) The Administrative Agent and the Lenders agree, subject to the terms and conditions of this Agreement (including satisfaction of all conditions precedent in Section 2.1 or Section 2.2, as the case may be) from time to time, on any Business Day prior to the Maturity Date, to make the Initial Revolving Credit Amount available to the Borrower on a revolving basis (i) in Canadian Dollars by way of Canadian Prime Rate Loans and BA Instruments and, (ii) in United States Dollars by way of US Base Rate Loans and LIBOR Rate Loans, and subject to the limitations set forth herein, the Borrower may borrow, repay and reborrow such Initial Revolving Loans, provided that after giving effect to such Accommodations, the aggregate amount of all outstanding Accommodations shall not exceed the lesser of (i) the Initial Revolving Credit Amount; and (ii) the Borrowing Base.

(b) The Administrative Agent and the Lenders agree, subject to the terms and conditions of this Agreement (including satisfaction of all conditions precedent in Section 2.1 or Section 2.2, as the case may be), at the Borrower's election upon 30 days prior written notice (the "**Incremental Revolving Loans Notice**") to the Administrative Agent (and subject to the provisions of Section 1.2(c)), to make the Incremental Revolving Credit Amount available to the Borrower, that each request for an Incremental Revolving Loan shall be in amount equal to $25,000,000 (or the Equivalent U.S. $ Amount) (each, an "**Incremental Tranche**"), and that after giving effect to any such Accommodation, the aggregate amount of all outstanding Accommodations shall not exceed the lesser of (i) the Initial Revolving Credit Amount plus the aggregate principal amount of each Incremental Tranche made available to the Borrower pursuant to this Section 1.2(b); and (ii) the Borrowing Base. For greater certainty, the Incremental Revolving Loans Notice need only be provided once and shall not be required to be provided again by the Borrower in the event of a request by the Borrower for an additional Incremental Revolving Loan (including in the event total Accommodations outstanding were to fall below $500,000,000 at any time after the Borrower has given the Incremental Revolving Loans Notice) and any further requests for any Incremental Revolving Loans shall be made by giving an Accommodation Notice in accordance with this Agreement.

(c) All requests for loans and advances must be received by an officer of the Administrative Agent no later than 10:00 A.M., Toronto time (i) on the Business Day on which any such Canadian Prime Rate Loans or US Base Rate Loans are required if such request for advances are for less than $10,000,000 or US$10,000,000, as the case may be, or two (2) Business Days prior to the Business Day on which such advances are required if such request for advances are for amounts equal to or greater than $10,000,000 or US$10,000,000, as the case may be, (ii) three (3) Business Days prior to any requested LIBOR Rate Loans, or (iii) two (2) Business Days prior to any requested advances by way of BA Instruments. Any request for a Canadian Prime Rate Loan shall be in a minimum amount of $1,000,000 and in integral multiples of $100,000 thereafter, and any request for a US Base Rate Loan or LIBOR Rate Loan shall be in a minimum amount of US$1,000,000 and in integral multiples of US$100,000 thereafter. Each BA Instrument shall not have a face amount of less than $1,000,000 and shall be in integral multiples of $100,000 thereafter.

(d) Whenever the Borrower requests the Administrative Agent, on behalf of the Lenders, to make a Revolving Loan pursuant to Section 1.2 and Section 1.6, it shall give the Administrative Agent notice in writing in the form of Exhibit "D" (a "**Borrowing Notice**") or irrevocable telephonic notice confirmed promptly in writing in the form of Exhibit "D" (but prior to any advance), specifying (A) the amount to be borrowed, (B) the requested borrowing date (which shall be a Business Day and shall be prior to the Maturity Date, and if applicable, any Early Termination Date, or prior to any effective termination date of this Agreement, all as further set forth herein), (C) specify whether the requested Revolving Loan shall be by way of a Canadian Prime Rate Loan, Bankers' Acceptance, BA Equivalent Loan, a US Base Rate Loan or a LIBOR Rate Loan in accordance with the provisions set forth herein and (D) in the case of Bankers Acceptances and LIBOR Rate Loans, the initial maturity date and the initial LIBOR Interest Period, respectively. The Administrative Agent shall pay Accommodations to the disbursement accounts of the Borrower.

(e) Each Revolving Loan shall initially be the type of loan specified in the applicable Borrowing Notice and shall bear interest at the rate applicable to that type of loan until (i) in the case of a LIBOR Rate Loan, the end of the initial LIBOR Interest Period specified in the Borrowing Notice, (ii) in the case of a Canadian Prime Rate Loan or US Base Rate Loan, the date on which the loan is repaid in full or is changed to another type of loan pursuant to Section 1.2(f), or (iii) in the case of any loan, it is converted to another type of Accommodation pursuant to Section 1.2(f).

(f) The Borrower may elect to (i) change any loan to another type of loan in accordance with Section 1.2(g) or convert a loan to another type of Accommodation upon the number of days notice specified in Section 1.2(c), (y) in the case of a Canadian Prime Rate Loan or US Base Rate Loan, as of any Business Day, and (z) in the case of a LIBOR Rate Loan, as of the last day of the LIBOR Interest Period applicable to the LIBOR Rate Loan and in a principal amount equal to its equivalent currency amount (as determined by the Administrative Agent as of the date of the Accommodation notice in accordance with the relevant definitions of Equivalent Cdn$ Amount and Equivalent U.S.$ Amount), or (ii) continue any LIBOR Rate Loan for a further LIBOR Interest Period beginning on the last day of the then current LIBOR Interest Period in accordance with Section 1.2(g). No LIBOR Rate Loan may be continued as such upon (i) Availability being less than $100,000,000, (ii) Line Availability being less than $25,000,000 or (iii) the occurrence and continuance of a Default or an Event of Default under this Agreement, but shall be automatically converted to a US Base Rate Loan on the last day of the LIBOR Interest Period during which any such event occurred.

(g) Each election to change from one type of loan to another type of loan or to continue a LIBOR Rate Loan for a further LIBOR Interest Period shall be made on the number of days prior notice specified in Section 1.2(c), given, in each case, not later than 10:30 a.m. (Toronto time) by the Borrower to the Administrative Agent. Each such notice (an **"Election Notice"**) shall be given substantially in the form of Exhibit "E" and shall be irrevocable and binding upon the Borrower. If the Borrower fails to deliver an Election Notice to the Agent for any LIBOR Rate Advance as provided in this Section 1.2(g) the LIBOR Rate Advance shall be converted (as of the last day of the applicable LIBOR Interest Period) to and be outstanding as a US Base Rate Loan. The Borrower shall not select a LIBOR Interest Period which conflicts with the definition of LIBOR Interest Period.

(h) The Administrative Agent shall on any Settlement Date, and upon notice given by the Administrative Agent no later than 12:00 P.M. Toronto time, request each Lender to make, and notwithstanding the occurrence and continuance of a Default or an Event of Default, each Lender hereby agrees to make, a Revolving Loan in an amount equal to such Lender's Revolving Credit Commitment percentage (calculated with respect to the aggregate Revolving Credit Commitments then outstanding) of the aggregate amount of the Revolving Loans made by the Administrative Agent from the preceding Settlement Date to the date of such notice. Each Lender's obligation to make the Revolving Loans and to make the settlements pursuant to this Section 1.2 shall not be affected by any

circumstance, including, without limitation, (i) any set-off, counterclaim, recoupment, defence or other right which any such Lender or the Borrower may have against the Administrative Agent, the Borrower, any Lender or any other Person for any reason whatsoever; (ii) any adverse change in the condition (financial or otherwise) of the Borrower; or (iii) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing. Without limiting the liability and obligation of each Lender to make such advances, the Borrower authorizes the Administrative Agent to charge the Borrower's Revolving Loan Account to the extent amounts received from the Lenders are not sufficient to repay in full the amount of any such deficiency.

(i) Unless demand is earlier made pursuant to the provisions of this Agreement, the Borrower shall repay, and there shall become due and payable, the Obligations and all accrued and unpaid interest thereon, on the earlier of the Early Termination Date and the Maturity Date.

Section 1.3 Mandatory and Voluntary Prepayments.

(1) Immediately upon receipt by the Borrower of any Asset Sale Proceeds or Insurance Proceeds either directly or in accordance with Section 5.6 in respect of any Disposition or loss, destruction or condemnation, as the case may be, of any ABL Priority Collateral or Term Priority Collateral, the Borrower shall prepay outstanding Accommodations (together with all interest, fees and other amounts owing with respect thereto) in an amount equal to all such proceeds as specified in accordance with Section 5.6. For greater certainty, any amounts so prepaid in accordance with this Section 1.3(1) may be reborrowed and shall not reduce the Commitment (and each Lender's Commitment on a pro rata basis).

(2) If, on any day, the Accommodations outstanding under the Revolving Line of Credit exceed the lesser of (i) the Initial Revolving Credit Amount or the Initial Revolving Credit Amount plus the amount of each Incremental Tranche, as applicable, and (ii) the Borrowing Base (based on the most recently delivered Borrowing Base Certificate and the Equivalent Cdn. $ Amount of the Accommodations outstanding in U.S. Dollars on that day), the Borrower shall on that day (iii) prepay Revolving Loans, or (iv) pay such amount to the Administrative Agent and irrevocably authorize and direct the Administrative Agent to apply such payment to LIBOR Rate Loans or as a repayment of the Borrower's reimbursement obligation in respect of any BA Instruments or issuances of Letter so Credit on the next maturity date; such that the Accommodations outstanding, after giving effect to the payment, do not exceed the lesser of (i) the Initial Revolving Credit Amount or the Initial Revolving Credit Amount plus the amount of each Incremental Tranche, as applicable, and (ii) the Borrowing Base.

(3) If the Borrower has, upon five (5) Business Days' notice, delivered a notice to the Administrative Agent stating the proposed date and aggregate principal amount of any prepayment of Accommodations outstanding or reduction of the Lenders' Commitment, it shall, on that date, pay to the Lenders the amount of the proposed prepayment or the amount, if any, by which the Accommodations outstanding under the Revolving Line of Credit exceed the proposed reduced Commitment, as the case may be. Each partial prepayment or reduction shall be in an aggregate principal amount of Cdn. $1,000,000 or an integral multiple of such amount in the case of Accommodations denominated in Canadian Dollars, and in an aggregate principal amount of U.S. $1,000,000 or in an integral multiple of such amount in the case of Accommodations denominated in U.S. Dollars. The Borrower shall prepay (i) a LIBOR Rate Loan only on the last day of the LIBOR Interest Period applicable to it, and (ii) the amount of any Drawing only on the maturity date for the relevant BA Instrument.

(4) Nothing in this Section 1.3 shall be construed to constitute the Administrative Agent's or any Lender's consent to any transaction that is not permitted by other provisions of this Agreement or the other Loan Documents.

Section 1.4 Use of Proceeds.

The Borrower shall utilize the proceeds of the Revolving Loans for (i) funding the repayment of all amounts owing under the Financing Agreement and the DIP Credit Agreement on the Closing Date, (ii) making any other cash payments as contemplated by the CCAA Plan and as approved by the Administrative Agent and the Lenders, (iii) funding the ordinary course working capital requirements of the Borrower (and the making of any intercompany advances to any of the respective Credit Parties for the same purpose), (iv) Capital Expenditures and Maintenance Capital Expenditures of the Borrower (and the making of any intercompany advances to any of the respective Credit Parties for the same purpose), and (v) making Investments as permitted under Section 6.2.

Section 1.5 Interest and Applicable Margins.

(1) **Interest**. The Borrower shall pay interest on the unpaid principal amount of each Revolving Loan from the date of the loan until the principal amount of the Revolving Loan is repaid in full, at the following rates per annum:

(a) if and so long as the loan is a Canadian Prime Rate Loan, at a rate per annum equal at all times to the sum of the Canadian Prime Rate in effect from time to time plus the Applicable Canadian Prime Rate Margin;

(b) if and so long as the loan is a US Base Rate Loan, at a rate per annum equal at all times to the US Base Rate in effect from time to time plus the Applicable US Base Rate Margin; and

(c) if and so long as the loan is a LIBOR Rate Loan, at a rate per annum equal at all times during each LIBOR Interest Period for such LIBOR Rate Loan to the sum of the LIBOR Rate for such LIBOR Interest Period plus the Applicable LIBOR Rate Margin.

(2) **Payment of Interest.**

(a) Interest on Canadian Prime Rate Loans and U.S. Base Rate Loans shall be calculated and payable in arrears (i) on the first Business Day of each month, and (ii) when the loan becomes due and payable in full, is repaid, or is converted to another type of advance or Accommodation. Interest on LIBOR Rate Loans shall be calculated and payable (iii) on the ninetieth day, if any, of the LIBOR Interest Period, and (iv) on the last day of the LIBOR Interest Period.

(b) The Administrative Agent on behalf of the Lenders shall be entitled to charge the Borrower's Revolving Loan Account for any and all Canadian and United States dollar fees, costs and expenses incurred by the Administrative Agent and permitted to be charged by the Administrative Agent on behalf of the Lenders under this Agreement at the rate provided for herein for Canadian Prime Rate Loans, US Base Rate Loans and LIBOR Rate Loans, as the case may be, when due until all such Obligations have been indefeasibly paid in full.

(3) **Applicable Margins.** So long as any Obligations remain outstanding, the Applicable Margins are as follows:

Applicable US Base Rate Margin	0.50%
Applicable Canadian Prime Rate Margin	0.50%
Applicable Unused Facility Fee Margin	0.375%
Applicable Drawing Fee	2.25%
Applicable LIBOR Rate Margin	2.25%

(4) **Extension to Next Business Day.** If any payment on any Revolving Loan becomes due and payable on a day other than a Business Day, the maturity thereof will be extended to the next succeeding Business Day and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

(5) **Calculation of Rates.** All computations of Fees and interest in this Agreement and any other Loan Document calculated on a per annum basis shall be made by the Administrative Agent on the basis of a calendar year of 360 days (if based on

the LIBOR Rate) or 365 or 366 days (if based on the Canadian Prime Rate or the US Base Rate), in each case for the actual number of days occurring in the period for which such interest and Fees are payable. Each determination by the Administrative Agent of an interest rate and Fees hereunder shall be final, binding and conclusive on the Borrower, absent manifest error.

(6) **Default Rate of Interest.** Upon the occurrence and during the continuance of an Event of Default, the Applicable Margins, otherwise applicable, shall be increased by two percentage points (2%) each ("**Default Rate of Interest**"). Interest and fees on all Obligations at the Default Rate of Interest shall accrue from the initial date of such Event of Default until that Event of Default is cured or waived and shall be payable upon demand.

(7) **Limitation on Interest.** If any provision of this Agreement or of any of the other Loan Documents would obligate any Credit Party to make any payment of interest with respect to the Obligations or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of "interest" with respect to the Obligations at a "criminal rate" (as such terms are construed under the *Criminal Code* (Canada)) then, notwithstanding such provision, such amount or rates shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by that Lender of interest with respect to the Obligations at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (i) first, by reducing the amount or rates of interest required to be paid to the affected Lender under this Section 1.5; and (ii) thereafter, by reducing any charges, fees, commissions, expenses, premiums and other amounts required to be paid to the affected Lender which would constitute "interest" with respect to the Obligations for purposes of Section 347 of the *Criminal Code* (Canada). Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if any Lender shall have received an amount in excess of the maximum permitted by that section of the *Criminal Code* (Canada), then the Borrower shall be entitled, by notice in writing to the affected Lender, to obtain reimbursement from that Lender in an amount equal to such excess, and pending such reimbursement, such amount shall be deemed to be an amount payable by that Lender to Borrower. Any amount or rate of interest on the Obligations referred to in this Section 1.5(7) shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that the Loan remains outstanding on the assumption that any charges, fees, commissions, expenses, premiums and other amounts that fall within the meaning of "interest" (as defined in the *Criminal Code* (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing

Date to the Termination Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination.

(8) *Interest Act* **(Canada).** For purposes of the *Interest Act* (Canada), (i) the annual rates of interest or fees to which the rates of interest or fees provided in this Agreement and the other Loan Documents (and stated herein or therein, as applicable, to be computed on the basis of a calendar year of 360, 365 or 366 days, as applicable), are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 360, 365 or 366, as applicable, (ii) the principal of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement; and (iii) the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

Section 1.6 Bankers' Acceptances.

(1) Each Lender severally agrees, on the terms and conditions of this Agreement and from time to time on any Business Day prior to the Maturity Date (i) in the case of a Lender which is willing and able to accept Drafts, to create acceptances ("**Bankers' Acceptances**") by accepting Drafts and to purchase such Bankers' Acceptances in accordance with Section 1.6(6), and (ii) in the case of a Lender which is unwilling or unable to accept Drafts, to purchase completed Drafts (which have not and will not be accepted by the Lender or any other Lender) in accordance Section 1.6(6).

(2) Each Drawing shall be in a minimum Face Amount of $1,000,000 and in an integral multiple of $100,000, and shall consist of the creation and purchase of Bankers' Acceptances or the purchase of Drafts on the same day, in each case for the Drawing Price, effected or arranged by the Lenders in accordance with this Section 1.6 and their respective Lender's Commitment.

(3) If the Administrative Agent determines that the Bankers' Acceptances to be created and purchased or Drafts to be purchased on any Drawing (upon a conversion or otherwise) will not be created and purchased rateably by the Lenders in accordance with Section 1.6(6) and this Section 1.6(3), then the requested Face Amount of Bankers' Acceptances and Drafts shall be reduced to such lesser amount as the Administrative Agent determines will permit rateable sharing and the amount by which the requested Face Amount shall have been so reduced shall be converted or continued, as the case may be, as a Canadian Prime Rate Loan to be made contemporaneously with the Drawing.

(4) Each Draft presented by the Borrower shall (i) be in a minimum amount of $1,000,000 and in an integral multiple of $100,000, (ii) be dated the date of the Drawing, and (iii) mature and be payable by the Borrower (in common with all

other Drafts presented in connection with such Drawing) on a Business Day which occurs approximately 30, 60, 90 or 180 days at the election of the Borrower after the Drawing Date and on or prior to the Maturity Date.

(5) Each Drawing shall be made on notice (a "**Drawing Notice**") given by the Borrower to the Administrative Agent not later than 10:00 a.m. (Toronto time) on two (2) Business Days' notice. Each Drawing Notice shall be in substantially the form of Exhibit "F" shall be irrevocable and binding on the Borrower and shall specify (i) the Drawing Date, (ii) the aggregate Face Amount of Drafts to be accepted and purchased (or purchased, as the case may be), and (iii) the contract maturity date for the Drafts.

(6) Not later than 2:00 p.m. (Toronto time) on an applicable Drawing Date, each Lender shall complete one or more Drafts in accordance with the Drawing Notice and either (i) accept the Drafts and purchase the Bankers' Acceptances so created for the Drawing Price, or (ii) purchase (or arrange to have purchased) the Drafts for the Drawing Price. In each case, upon receipt of the Drawing Price and upon fulfilment of the applicable conditions set forth in Article 2, the Administrative Agent shall make funds available to the Borrower in accordance with Section 1.2.

(7) The Borrower shall, at the request of the Lender, issue one or more non-interest bearing promissory notes (each a "**BA Equivalent Note**") payable on the date of maturity of any unaccepted Draft which the Lender has purchased or has arranged to have purchased in accordance with Section 1.6(6), in such form as the Lender may specify and in a principal amount equal to the Face Amount of, and in exchange for, any such unaccepted Drafts.

(8) Bankers' Acceptances purchased by the Lender may be held by it for its own account until the contract maturity date or sold by it at any time prior to that date in any relevant Canadian market in such Person's sole discretion.

(9) To enable the Lenders to create Bankers' Acceptances or complete Drafts in the manner specified in this Section 1.6, the Borrower shall supply each Lender with such number of Drafts as it may reasonably request, duly endorsed and executed on behalf of the Borrower. Each Lender will exercise such care in the custody and safekeeping of Drafts as it would exercise in the custody and safekeeping of similar property owned by it and will, upon request by the Borrower, promptly advise the Borrower of the number and designations, if any, of uncompleted Drafts held by it for the Borrower. The signature of any officer of the Borrower on a Draft may be mechanically reproduced and BA Instruments bearing facsimile signature shall be binding upon the Borrower as if they had been manually signed. Even if the individuals whose manual or facsimile signature appears on any BA Instrument no longer hold office at the date of signature, at

the date of its acceptance by the Lender or at any time after such date, any BA Instrument so signed shall be valid and binding upon the Borrower.

(10) Upon the maturity of a BA Instrument, the Borrower may (i) elect to issue a replacement BA Instrument by giving a Drawing Notice in accordance with Section 1.6(5), (ii) elect to have all or a portion of the Face Amount of the BA Instrument converted to an advance by giving a Borrowing Notice in accordance with Section 1.2, or (iii) pay, on or before 10:00 a.m. (Toronto time) on the maturity date for the BA Instrument, an amount in Canadian Dollars equal to the Face Amount of the BA Instrument (notwithstanding that the Lender may be the holder of it at maturity). Any such payment shall satisfy the Borrower's obligations under the BA Instrument to which it relates and the relevant Lender shall then be solely responsible for the payment of the BA Instrument.

(11) If the Borrower fails to pay any BA Instrument when due or issue a replacement BA Instrument in the Face Amount of such BA Instrument pursuant to Section 1.6(10), the unpaid amount due and payable shall be converted to a Canadian Prime Rate Loan made by the Lenders and shall bear interest calculated and payable as provided in Section 1.5. This conversion shall occur as of the due date and without any necessity for the Borrower to give a Borrowing Notice. In addition, upon Availability being less than $100,000,000 or Line Availability being less than $25,000,000, or upon the occurrence and during the continuance of an Event of Default, any and all maturing BA Instruments shall be deemed to have been and shall be converted on their maturity date into a Canadian Prime Rate Loan in an amount equal to the face amount of such BA Instruments. A payment of and issue of BA Instruments on the same date having the same aggregate Face Amount and where the proceeds of such issue are intended to be used for such payment under this Section 1.6 shall be deemed not to constitute a repayment of any advance or a new advance of funds.

(12) If, by reason of circumstances affecting the money market generally, there is no market for Bankers' Acceptances (i) the right of the Borrower to request a Drawing shall be suspended until the circumstances causing a suspension no longer exist, and (ii) any Drawing Notice which is outstanding shall be deemed to be a Borrowing Notice requesting a borrowing comprised of Canadian Prime Rate Loans.

(13) The Administrative Agent shall promptly notify the Borrower of the suspension of the Borrower's right to request a Drawing and of the termination of any suspension.

Section 1.7 Letters of Credit

In order to assist the Borrower in establishing or opening Letters of Credit with an Issuing Bank, the Administrative Agent, on behalf of the Lenders, has agreed at the

request of the Borrower to join in the applications for such Letters of Credit in order to lend the Administrative Agent's credit to the Borrower, subject to the following terms and conditions set forth below:

(1) Subject to the Revolving Line of Credit, the Initial Revolving Credit Amount, the Incremental Revolving Credit Amount, Line Availability, Availability and the Letter of Credit Sub-Line, the Administrative Agent on behalf of the Lenders, shall assist the Borrower in obtaining Letter(s) of Credit provided that (i) no Default or Event of Default exists hereunder or would result from the issuance of such Letter of Credit, (ii) such Letter(s) of Credit shall not have an expiration date subsequent to any applicable Maturity Date, and (iii) the term, form and purpose of each Letter of Credit and all documentation in connection therewith, and any amendments, modifications or extensions thereof, shall be acceptable to the Administrative Agent;

(2) The Administrative Agent shall have the right, without notice to the Borrower, to charge the Borrower's Revolving Loan Account with the amount of all indebtedness, liability or obligation of any kind incurred by the Administrative Agent and/or the Lenders under each Letter of Credit at the earlier of (a) payment by the Administrative Agent under such Letter of Credit, or (b) upon the occurrence of an Event of Default which is continuing. Any amount charged to the Borrower's Revolving Loan Account shall be deemed a Revolving Loan hereunder and shall incur interest at a rate based upon the Canadian Prime Rate or US Base Rate, as applicable;

(3) The Borrower hereby indemnifies the Administrative Agent and the Lenders and their respective officers, directors, agents, representatives, advisors and employees and holds each of them harmless from and against any and all damages, penalties, charges, costs, expenses, losses, claims, actions, proceedings, obligations, demands or liabilities incurred by any of them arising from any transactions or occurrences relating to Letters of Credit established or opened for the Borrower's account, the collateral relating thereto, any drafts or acceptances thereunder, and all obligations thereunder, including, without limitation, any such loss, claim, damages, penalties, costs, expenses, actions, proceedings, obligations, demands or liabilities due to any errors, omissions, negligence, misconduct or action taken by any Issuing Bank, other than for any such loss, claim or liability arising out of the gross negligence or wilful misconduct by any of them; and

(4) The Borrower agrees that, absent gross negligence or wilful misconduct, any action taken by the Administrative Agent or the Lenders, if taken in good faith, or any action taken by any Issuing Bank, under or in connection with any Letters of Credit, shall be binding on the Borrower and shall not result in any liability whatsoever of the Administrative Agent or the Lenders to the Borrower.

(5) Without limiting the foregoing, the Borrower's obligations with respect to Letters of Credit under this Section 1.7 and the Administrative Agent's right to charge the Revolving Loan Account under Section 1.7(2), shall be absolute, unconditional and irrevocable under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section 1.7(5), constitute a legal or equitable discharge of, or provide a right of set-off against, the Borrower's obligations hereunder. Neither the Administrative Agent, the Lenders nor the Issuing Bank, nor any of their Affiliates, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing provisions of this subsection (5) shall not be construed to excuse the Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable Law) suffered by the Borrower that are caused by the Issuing Bank's failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of the Issuing Bank (as finally determined by a court of competent jurisdiction), the Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

Section 1.8 Circumstances Requiring Prime Rate Pricing.

(1) If, at any time during the term of this Agreement, a Lender acting in good faith determines (which determination shall be final, conclusive and binding upon the Borrower) that:

(a) adequate and fair means do not exist for ascertaining the rate of interest on a LIBOR Rate Loan;

(b) the LIBOR Rate does not accurately reflect the effective cost to the Lender of making, funding or maintaining a LIBOR Rate Loan and the costs to the Lender are increased or the income receivable by the Lender is reduced in respect of a LIBOR Rate Loan;

(c) the making, funding or maintaining of a LIBOR Rate Loan or a portion thereof by the Lender has become impracticable by reason of circumstances which materially and adversely affect the London interbank market; or

(d) deposits of U.S. Dollars are not available to the Lender in the London interbank market in sufficient amounts in the ordinary course of business for the applicable Lender to make, fund or maintain a LIBOR Rate Loan during the LIBOR Interest Rate Period;

the Lender shall promptly notify the Borrower and the Administrative Agent setting forth the basis of that determination and the Borrower hereby instructs the Lender with notification to the Administrative Agent to repay the affected LIBOR Rate Loan with the proceeds of a U.S. Base Rate Loan in the amount of the LIBOR Rate Loan, to be drawn down on the date of such repayment. The Lender shall not be required to make any further LIBOR Rate Loan available under this Agreement so long as any of the circumstances referred to in this Section 1.8(1) continue.

(2) If (i) by reason of circumstances affecting financial markets generally, deposits of U.S. Dollars are unavailable to the Lenders in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of LIBOR Rate or US Base Rate, as the case may be, (iii) the making or continuation of any US Dollar loans has been made impracticable or unlawful (y) by the occurrence of a contingency (other than a mere increase in rates payable by the Lender to fund the Revolving Loans) and which materially adversely affects the funding of the Revolving Loans at any interest rate computed on the basis of the LIBOR Rate or the US Base Rate, as the case may be, or (z) by reason of a change since the date of this Agreement in any applicable law, order, treaty or official direction, or in the interpretation thereof by any Governmental Entity (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank

would comply) affecting financial markets or institutions generally and which results in the LIBOR Rate or the US Base Rate, as the case may be, no longer representing the effective cost to the Lenders of deposits in the market, then:

(a) the right of the Borrower to select any affected type of Revolving Loan shall be suspended until the circumstances causing the suspension no longer exist and the Administrative Agent so notifies the Borrower;

(b) if any affected Revolving Loan is not yet outstanding, any applicable Accommodation notice shall be cancelled and the requested loan shall not be made;

(c) if a LIBOR Rate Loan is already outstanding at any time when the right of the Borrower to select LIBOR Rate Loans is suspended, it and all other LIBOR Rate Loans in the same borrowing shall become US Base Rate Loans on the last day of the then current LIBOR Interest Period (or on such earlier date as may be required to comply with any applicable law, rule, regulation, judgment or order) or, if the Borrower does not have the right to select US Base Rate Loans at such time, the LIBOR Rate Loan shall become a Canadian Prime Rate Loan on the last day of the then current LIBOR Interest Period applicable to it (or on such earlier date as may be required to comply with any applicable law, rule, regulation, judgment or order) in a principal amount equal to the Equivalent Cdn. $ Amount of the LIBOR Rate Loan determined on the date on which the loan becomes denominated in Canadian Dollars; and

(d) if any U.S. Dollar loan is already outstanding at any time when the right of the Borrower to select U.S. Dollar loans is suspended, it and all other U.S. Dollar Loans included in the same borrowing shall become Canadian Prime Rate Loans (i) in the case of a LIBOR Rate Loan, on the last day of the then current LIBOR Interest Period (or on such earlier date as may be required to comply with any applicable law, rule or regulation), and (ii) in the case of a US Base Rate Loan, immediately, in a principal amount equal, in each case, to the Equivalent Cdn. $ Amount of the related U.S. Dollar loan determined on the date on which the loan becomes denominated in Canadian Dollars.

Section 1.9 Fees.

(1) The Borrower shall pay to the Administrative Agent and the Lenders, as applicable, the various fees set forth in the Fee Letter and in accordance with the terms thereof.

(2) As additional compensation for the Lenders, the Borrower shall pay to the Administrative Agent, for the rateable benefit of the Lenders, in arrears, on the

first Business Day of each month prior to the Maturity Date, and on the Early Termination Date, a Fee for the Borrower's non-use of funds available under the Revolving Line of Credit (the "**Standby Fee**") in an amount equal to the Applicable Unused Facility Fee Margin per annum, calculated on the basis of a 365-day or 366-day year, as applicable, for actual days elapsed and on the average amount of the unused daily closing balance of the Revolving Line of Credit during the month for which such Fee is due.

(3) In consideration of the Administrative Agent's assistance with the issuance of Letters of Credit, the Borrower shall pay the Administrative Agent:

(a) on behalf of the Lenders, a letter of credit fee (the "**Letter of Credit Fee**") equal to two and one quarter of one percent (2.25%) per annum, payable monthly, in arrears, on the face amount of each Letter of Credit issued and outstanding;

(b) a fronting fee equal to the greater of Cdn$500 per annum (payable upon the issuance of each such Letter of Credit) and 0.25% per annum payable monthly, in arrears, on the face amount of each Letter of Credit issued and outstanding, which shall be retained by the Issuing Bank; and

(c) customary drawing and administration fees charged by each Issuing Bank.

(4) Each Fee payable hereunder shall be deemed to be fully-earned and payable when due, and any amount so paid shall be non-refundable.

(5) The Borrower shall pay to the Administrative Agent, the Co-Collateral Agents and the Lenders upon request all Out-of-Pocket Expenses (including all reasonable legal, environmental, appraisal and valuation and other consultant costs and fees) incurred in connection with the transactions contemplated in this Agreement.

(6) The Borrower shall pay to the Administrative Agent the Administrative Agent's standard charges, fees, costs and expenses for the personnel used by the Administrative Agent for conducting its field examinations and audits and for protecting, safeguarding, preserving or disposing of all or any part of the Collateral and enforcing any of its rights hereunder or under any other Loan Document (which fees shall be in addition to any fee set forth in the Fee Letter) and any Out-of Pocket Expenses) as incurred by the Administrative Agent.

Section 1.10 Payments.

The Borrower hereby authorizes the Administrative Agent to charge the Revolving Loan Account with the amount of all payments due hereunder (including

Out-of-Pocket Expenses) as such payments become due. The Borrower confirms that any charges which the Administrative Agent may so make to the Revolving Loan Account as herein provided will be made as an Accommodation to the Borrower.

Section 1.11 Application and Allocation of Payments.

So long as no Event of Default has occurred and is continuing, all payments shall be applied as follows: first, to Fees and reimbursable expenses of the Agents and the Lenders then due and payable pursuant to any of the Loan Documents; second, to interest then due and payable on the Revolving Loans; and third, to the principal balance of the Revolving Loans until the same has become paid in full. All payments applied to the Revolving Loans shall be applied rateably to the portion thereof held by each Lender as determined by its Pro Rata Share. Notwithstanding anything in this Agreement or any other Loan Document to the contrary, as to any other payment and as to all payments made when an Event of Default has occurred and is continuing, the Borrower hereby irrevocably waives the right to direct the application of any and all payments received from or on behalf of the Borrower, and hereby irrevocably agrees that the Administrative Agent shall have the continuing exclusive right to apply any and all such payments to the Obligations as the Administrative Agent may deem advisable notwithstanding any previous entry made by the Administrative Agent in the Revolving Loan Account or any other books and records.

Section 1.12 Revolving Loan Account and Accounting.

(1) The Administrative Agent shall maintain a Revolving Loan Account on its books in which the Borrower will be charged with all loans and advances made by the Administrative Agent and the Lenders to it or for its account, and with any other Obligations, including, without limitation, any and all costs, expenses and reasonable counsel fees which the Administrative Agent, the Co-Collateral Agents or the Lenders may incur on the Lenders' behalf in connection with the exercise by or for the Administrative Agent, the Co-Collateral Agents or the Lenders of any of the rights or powers herein conferred or in any other Loan Document upon the Administrative Agent, the Co-Collateral Agents or the Lenders, or in the prosecution or defence of any action or proceeding to enforce or protect any rights of the Administrative Agent, the Co-Collateral Agents or the Lenders in connection with this Agreement, the other Loan Documents or the Collateral, or any Obligations owing by the Borrower. The Borrower will be credited with all amounts received by the Administrative Agent, the Co-Collateral Agents and/or the Lenders from the Borrower or from others for the Borrower's account, including, without limitation, as above set forth, all amounts received by the Administrative Agent in payment of Accounts, and such amounts will be applied to payment of the Obligations as set forth herein. In no event shall prior recourse to any Accounts or other security granted to or by the Borrower be a prerequisite to the Administrative Agent's right to demand payment of any Obligation. Further, it is understood that the Administrative

Agent, the Co-Collateral Agents and/or the Lenders shall have no obligation whatsoever to perform in any respect any of the Borrower's contracts or obligations relating to the Accounts.

(2) After the end of each month, the Administrative Agent shall promptly send the Borrower a statement showing the accounting for the charges, loans, advances and other transactions occurring between the Administrative Agent (on behalf of the Co-Collateral Agents and the Lenders) and the Borrower during that month. The monthly statements shall constitute an account stated between the Borrower and the Administrative Agent and shall be deemed correct and binding on the Borrower unless the Administrative Agent receives a written statement of the exceptions within thirty (30) days of the receipt of the monthly statement by the Borrower.

Section 1.13 Sundry Credit Facilities.

(1) The Borrower may from time to time, by written notice to the Administrative Agent, request (and the Administrative Agent shall use its best efforts to do so upon receipt of such request, provided that such efforts shall not require the Administrative Agent to incur additional liabilities, obligations or costs to effect such arrangements, other than as contemplated under Section 1.13(3) with respect to the granting of an indemnity in favour of the financial institution providing the Sundry Credit Facilities) that the Administrative Agent arrange for a financial institution to provide Sundry Credit Facilities to the Borrower. The aggregate outstanding amount in respect of all Sundry Credit Facilities shall not exceed at any time the Sundry Credit Facility Limit. Upon the establishment of any Sundry Credit Facility, the amount of the Sundry Credit Facility Limit shall be deemed to be outstanding and to constitute and form part of the Obligations in the same manner as all other Obligations of the Borrower under this Agreement, and be secured by the Loan Documents and availability under CIT's Commitment shall be reduced by such amount. The parties acknowledge as of the date hereof such Sundry Credit Facilities have been established pursuant to the TD Banking Services Agreement.

(2) Any obligation of the Administrative Agent to arrange for a financial institution to establish any Sundry Credit Facility shall terminate upon (i) Availability being less than $100,000,000, (ii) Line Availability being less than $25,000,000, or (iii) the occurrence and continuance of an Event of Default, or (iii) five (5) Business Days prior written notice by the Administrative Agent to the Borrower. For greater certainty, in the event of such termination of any such obligation, availability under CIT's Commitment shall thereafter be increased by the amount by which it was formerly reduced pursuant to Section 1.13(1) as a result of the establishment of the Sundry Credit Facilities.

(3) In connection with the establishment of the Sundry Credit Facilities, CIT as lender shall, if required by the financial institution(s) providing the Sundry Credit Facilities, provide such financial institution(s) with an indemnity (the "**Sundry Credit Facility Indemnity**") which shall be in form and substance satisfactory to CIT and such financial institution(s) for all indebtedness, liabilities, obligations, damages or other claims that such financial institution(s) may suffer or incur in connection with or arising out of the provision of the Sundry Credit Facilities, up to a maximum aggregate amount not exceeding the Sundry Credit Facility Limit (the "**Indemnity Amount**"). Without duplication to the reduction of availability under CIT's aggregate Commitment as contemplated in Section 1.13(1), the Indemnity Amount shall be deemed to constitute and form part of CIT's Commitment and to be outstanding and to constitute and form part of the Obligations in the same manner as all other Obligations of the Borrower under this Agreement, and CIT's obligations thereunder shall be secured by the Loan Documents.

Section 1.14 Blocked Accounts.

The Borrower shall continue to maintain and cause each of the other Blocked Account Credit Parties which maintains a deposit account to maintain, in its name and at its expense, the Blocked Accounts. The Borrower shall cause to be deposited and cause the Restricted Subsidiaries (as applicable) to cause to be deposited into such Blocked Accounts: (i) all proceeds of Collateral received by the Borrower or such Restricted Subsidiary, (ii), all amounts payable to the Borrower or any Canadian Credit Party from credit card issuers and credit card processors, and (iii) all amounts on deposit in deposit accounts used by the Borrower or any Canadian Credit Party at each of its locations. At any time upon (i) Line Availability being less than $75,000,000, or (ii) the occurrence of an Event of Default, the Administrative Agent may provide a Block Notice (as defined in, and pursuant to, a Blocked Account Agreement) or similar notice and upon the issuance of such notice, the depository banks at which the Blocked Accounts are maintained shall transfer all funds received or deposited into the Blocked Accounts to the Depository Accounts. For greater certainty, any such Block Notice or similar notice once issued shall only be withdrawn at the sole option and sole discretion of the Co-Collateral Agents. The Borrower hereby confirms and agrees that all amounts deposited in such Blocked Accounts and any other funds received and collected by the Administrative Agent, whether as proceeds of Inventory or Other Collateral or otherwise, shall be the property of the Administrative Agent on behalf of the Lenders.

Section 1.15 Indemnity.

(1) The Borrower shall indemnify and hold harmless each Agent and each of the Lenders and their respective Affiliates, and each such Person's respective officers, directors, employees, attorneys, agents and representatives (each, an "**Indemnified Person**"), from and against any and all suits, actions, proceedings, demands, obligations, claims, damages, losses, disbursements, liabilities,

penalties, costs and expenses (including, but not limited to, legal fees and fees of any financial advisors to the Administrative Agent and the Lenders, or any successor or replacement financial advisors) of any kind that may be incurred by or asserted against any such Indemnified Person (including, without limitation, any payments made by the Administrative Agent, the Co-Collateral Agents or any Lender pursuant to any indemnity provided by any such Person) in connection with or arising out of the transactions contemplated under this Agreement, the other Loan Documents, or any commitment relating thereto, any other related financing documentation, including without limitation (a) the Depository Account, the Blocked Accounts, the Payroll Accounts, any depository account and/or any and all agreements executed in connection with the foregoing; (b) the issuance of any Letters of Credit; (c) the establishment of any Sundry Credit Facilities and any indemnity (including, the Sundry Credit Facility Indemnity) issued by the Administrative Agent or any Lender in connection with the Sundry Credit Facilities; and (d) disputes or Environmental Liabilities or any related investigation, litigation or proceeding (collectively, "**Indemnified Liabilities**"); provided, that the Borrower shall not be liable for any indemnification to any Indemnified Person to the extent that a court of competent jurisdiction has determined, by a final and non-appealable judgment, that any such suit, action, proceeding, claim, damage, loss, liability or expense results directly from such Indemnified Person's gross negligence or wilful misconduct. Under no circumstances shall any Indemnified Person be responsible or liable to any other party to any loan document, any successor, assignee or third party beneficiary of such person or any other person asserting claims derivatively through such party, for indirect, punitive, exemplary or consequential damages which may be alleged in connection with the transactions contemplated under this Agreement, any other Loan Documents, or any commitment relating thereto, the documents related thereto, or any other financing, irrespective of whether or not such transactions are so consummated.

(2) The Borrower shall pay to each Lender on demand any amounts required to compensate the Lender for any loss suffered or incurred by it as a result of (i) any payment being made in respect of a BA Instrument, Letter of Credit or Accommodation, other than on the maturity or expiration or on the last day of an LIBOR Interest Period applicable to it, (ii) the failure of the Borrower to give any notice in the manner and at the times required by this Agreement, (iii) the failure of the Borrower to effect an Accommodation in the manner and at the time specified in any Accommodation Notice, or (iv) the failure of the Borrower to make a payment or a mandatory repayment in the manner and at the time specified in this Agreement. A certificate as to the amount of any loss submitted in good faith by the Lender to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

(3) The Borrower acknowledges that neither its obligation to indemnify nor any actual indemnification by it of the Lender, the Administrative Agent or any other Indemnified Person in respect of such Person's losses for legal fees and expenses shall in any way affect the confidentiality or privilege relating to any information communicated by such Person to its counsel.

Section 1.16 Taxes.

(1) Subject to Section 1.16(6), all payments to the Administrative Agent, the Co-Collateral Agents and the Lenders by the Borrower under any of the Loan Documents shall be made free and clear of and without deduction or withholding for any and all present and future taxes, duties, levies, interest, assessments, imposts, deductions, charges or withholdings and all related liabilities (but excluding taxes imposed on or measured by the net income or capital of the Administrative Agent, any Co-Collateral Agent or any Lender) (all such included taxes, duties, levies, imposts, interest, assessments, deductions, charges, withholdings and liabilities being referred to as "**Withholding Taxes**"), unless such Withholding Taxes are required by applicable law to be deducted or withheld. If the Borrower shall be required by applicable law to deduct or withhold any such Withholding Taxes from or in respect of any amount payable under any of the Loan Documents (i) the amount payable shall be increased (and for greater certainty, in the case of interest, the amount of interest shall be increased) as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to any additional amounts paid under this Section 1.16(1)), the Administrative Agent, the Co-Collateral Agents and the Lenders receive an amount equal to the amount they would have received if no such deduction or withholding had been made, (ii) the Borrower shall make such deductions or withholdings, and (iii) the Borrower shall immediately pay the full amount deducted or withheld to the relevant Governmental Entity in accordance with applicable law.

(2) Subject to Section 1.16(6), the Borrower also agrees to immediately pay any present or future stamp or documentary taxes or any other excise or property taxes, charges, financial institutions duties, debits taxes or similar levies (all such taxes, charges, duties and levies being referred to as "**Other Taxes**") which arise from any payment made by the Borrower under any of the Loan Documents or from the execution, delivery or registration of, or otherwise with respect to, any of the Loan Documents.

(3) Subject to Section 1.16(6), the Borrower shall also indemnify the Administrative Agent, the Co-Collateral Agents and the Lenders on an after tax basis (taking into account any taxes on the net income of the entity so indemnified) for the full amount of Withholding Taxes or Other Taxes (including, without limitation, any Withholding Taxes or Other Taxes imposed by any jurisdiction on amounts

payable by the Borrower under this Section 1.16) paid by the Administrative Agent or the relevant Co-Collateral Agent or Lender and any liability (including penalties, interest and expenses) arising from or with respect to such Withholding Taxes or Other Taxes, whether or not they were correctly or legally asserted. Payment under this indemnification shall be made within 30 days from the date the Administrative Agent or the relevant Co-Collateral Agent or Lender, as the case may be, make written demand for it. A certificate as to the amount of such Withholding Taxes or Other Taxes submitted to the Borrower by the Administrative Agent or the relevant Co-Collateral Agent or Lender shall be conclusive evidence, absent manifest error, of the amount due from the Borrower to the Administrative Agent or the relevant Co-Collateral Agent or Lender, as the case may be.

(4) The Borrower shall furnish to the Administrative Agent, the Co-Collateral Agents and the Lenders the original or a certified copy of a receipt evidencing payment of Withholding Taxes or Other Taxes made by the Borrower within 30 days after the date of any payment of such Withholding Taxes or Other Taxes.

(5) If, following the imposition of any Withholding Taxes or Other Taxes on any payment by the Borrower to any Lender in respect of which the Borrower is required to make an additional payment pursuant to this Section 1.16, any Lender receives or is granted a credit against or remission for or deduction from or in respect of any taxes paid by it or shall obtain any other relief which, in such Lender's opinion, is both reasonably identifiable and quantifiable by it without involving it in an unacceptable administrative burden (any of the foregoing being a "**saving**"), such Lender will reimburse the Borrower with such amount as such Lender shall have concluded, in its absolute discretion but in good faith, to be the amount or value of the relevant saving. Nothing herein contained shall interfere with the right of any Lender to arrange its affairs in whatever manner it thinks fit and, in particular, no Lender shall be under any obligation to claim relief for tax purposes on its corporate profits or otherwise, or to claim such relief in priority to any other claims, relief, credits or deductions available to it or to disclose details of its affairs. The relevant Lender will notify the Borrower promptly of the receipt by such Lender of any such saving and of such Lender's opinion as to the amount or value thereof, and any reimbursement to be made by such Lender will be made promptly on the date of receipt of such saving by such Lender or, if later, on the last date on which the applicable taxation authority would be able in accordance with applicable Law to reclaim or reduce such saving.

(6) Each Lender shall promptly notify the Borrower upon any change occurring in terms of its residency status (or that of any of their respective partners) under the ITA, and, subject to Section 1.17, the Borrower shall not be required to pay any additional amounts or indemnify the Administrative Agent, the Co-Collateral

Agents or the Lenders pursuant to this Section 1.16 in respect of deductions or withholdings on account of any applicable Canadian withholding tax under Part XIII of the ITA or other Taxes; provided that this Section 1.16(6) shall not apply in respect of any deductions or withholdings which become exigible as a result of an assignment by a Canadian Resident Lender to a Foreign Lender of some or all of its Commitments or Accommodations hereunder at any time after the occurrence and during the continuance of an Event of Default.

(7) GE Canada Finance Holding Company represents and warrants to the Borrower that as of the Closing Date it is not a non-resident of Canada for purposes of Part XIII of the ITA.

Section 1.17 Capital Adequacy; Increased Costs; Illegality.

If, with respect to any Lender, (i) any change in any law, rule, regulation, judgment or order of general application, or any change in the interpretation or application of such law, rule, regulation, judgment or order, occurring or becoming effective after this date, or (ii) compliance by any Lender with any direction, request or requirement (whether or not having the force of law) of any Governmental Entity made or becoming effective after the date, has the effect of causing any loss to such Lender or reducing such Lender's rate of return by (w) increasing the cost to the Lender of performing its obligations under this Agreement or in respect of any Accommodations outstanding (including the costs of maintaining any capital, reserve or special deposit requirements but other than a reduction resulting from a higher rate or from a change in the calculation of income or capital tax relating to its income or capital in general), (x) requiring such Lender to maintain or allocate any capital or additional capital or affecting its allocation of capital in respect of its obligations under this Agreement or in respect of any Accommodations outstanding, (y) reducing any amount payable to it under this Agreement or in respect of any Accommodations outstanding by any material amount, (z) causing such Lender to make any payment or to forego any return on, or calculated by reference to, any amount received or receivable by it under this Agreement or in respect of any Accommodations outstanding, then such Lender may give notice to the Borrower specifying the nature of the event giving rise to the loss and the Borrower may either, (i) on demand, pay such amounts as the Lender specifies is necessary to compensate it for any such loss, or (ii) provided no loss has yet been suffered by the Lender or the Borrower has paid the compensating amount to the Lender, repay the Accommodations outstanding, together with all accrued and unpaid interest thereon, and all other Obligations then outstanding and terminate the Lender's Commitments. A certificate as to the amount of any such loss submitted in good faith by the Lender to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

ARTICLE 2
CONDITIONS PRECEDENT

Section 2.1 Conditions to the Initial Accommodation.

Subject to the terms of this Agreement, the obligation of the Administrative Agent and the Lenders to make the initial Accommodation hereunder is subject to the following conditions to be fulfilled or performed at or prior to the Closing Date, which conditions are for the exclusive benefit of the Administrative Agent and the Lenders and may be waived in whole or in part by the Administrative Agent and all of the Lenders in their sole discretion:

(1) **Due Diligence.** The Administrative Agent and the Lenders shall have completed to their satisfaction all business, environmental, pension plan, labour and legal due diligence, including without limitation, satisfactory completion of appraisals, valuations and audits of the Collateral.

(2) **Entry of Court Orders.** The Sanction Order, the US Confirmation Order and the order of the Canadian Court approving the CBCA Plan of Arrangement shall each have been duly issued and entered in form and substance satisfactory to the Administrative Agent and all Lenders and their respective counsel and without limiting the foregoing there shall be no motion having been brought, which is pending, or notice of motion having been served, which is pending, to set aside, vary, appeal or seek leave to appeal any such Order (unless the relief sought therein or thereby could not, in the sole opinion of the Administrative Agent and all Lenders, adversely affect the rights or interests of the Administrative Agent, the Co-Collateral Agents or any Lender under any such Order, this Agreement or any other Loan Document, including with respect to the Collateral, unless approval of the Administrative Agent and all Lenders is obtained), and all appeal periods for such orders shall have expired.

(3) **Other Orders.** All other CCAA Orders and US Orders and all motions relating thereto shall be in form and substance satisfactory to the Administrative Agent and all Lenders and their respective counsel, and without limiting the foregoing there shall be no motion having been brought, which is pending, or notice of motion having been served, which is pending, to set aside, vary, appeal or seek leave to appeal any such Order (unless the relief sought therein or thereby could not, in the sole opinion of the Administrative Agent and all Lenders, adversely affect the rights or interests of the Administrative Agent, the Co-Collateral Agents or any Lender under any such Order, this Agreement or any other Loan Document, including with respect to the Collateral, unless approval of the Administrative Agent and all Lenders is obtained), and all appeal periods for such orders shall have expired.

(4) **No Litigation.** No litigation shall have been commenced against any Credit Party which could reasonably be expected to have a Material Adverse Effect or a material adverse effect on the consummation of the CCAA Plan or the transactions contemplated by this Agreement and the other Loan Documents.

(5) **Absence of Default.** Each of the Credit Parties shall be in full compliance with each of the covenants to be performed by it in each Loan Document to which it is a party, and no Default or Event of Default shall have occurred or will occur upon the Administrative Agent and the Lenders making the initial Accommodation to the Borrower hereunder and, in the sole determination of the Administrative Agent and all of the Lenders, no material adverse change shall have occurred in, or in respect of, the financial condition, business, profitability, operations, assets or prospects of the Credit Parties since December 31, 2005.

(6) **Cash Management System.** The Credit Parties shall have established such cash management system (including the TD Banking Services Agreement) as shall be acceptable to the Administrative Agent and all Lenders. Such cash management system shall be subject to such lock box agreements and Blocked Account Agreements, all to be in form and substance satisfactory to the Administrative Agent and all Lenders.

(7) **Security Interests**. The Administrative Agent and all Lenders shall be satisfied that the Administrative Agent (for the benefit of itself, the Co-Collateral Agents and the other Lenders) has a valid and perfected Lien over the Collateral of the Credit Parties and the Excluded Subsidiaries with the priorities as established by the Intercreditor Agreement, subject to Permitted Encumbrances, and for greater certainty and except as specified in Section 3.5 the Administrative Agent shall have received such documents duly executed by each Credit Party and Excluded Subsidiary and other Persons as the Administrative Agent may request in order to perfect, publish and record its Lien over the Collateral, and shall have received acknowledgements, estoppels, waivers, subordinations, postponements, discharges, priority agreements and inter-creditor and non-disturbance agreements (to the extent not previously delivered and to the extent they continue to be enforceable and can be relied upon by all Lenders) from those Persons having filed such financing statements (or other instruments or documents) without adequately limiting the description of the scope of their collateral acknowledging that their Liens do not cover the Collateral (unless their Liens constitute Permitted Encumbrances), including, without limitation, the Intercreditor Agreement, all in form and substance satisfactory to the Administrative Agent and all Lenders.

(8) **Loan Documents**. The Administrative Agent and the Lenders shall have received duly executed originals of each of the other Loan Documents duly executed by all Persons party thereto.

(9) **CCAA Plan and Related Documents.** The Administrative Agent and each of the Lenders shall be satisfied with the form and substance of the CCAA Plan and the CBCA Plan of Arrangement and all documentation and other instruments executed and delivered in connection therewith in order to consummate the transactions contemplated thereby, including without limitation the Term Credit Documents, the Secured Notes Credit Documents, the Province Credit Documents, the Intercreditor Agreement, the Province Intercreditor Agreement, the New Province Warrants, the New Warrant Indenture, the Pension Agreement and the Plan Sponsor Agreement, and no Applicant or other Person shall have waived any conditions of the CCAA Plan or any condition precedent to the transactions contemplated thereby without the prior written consent of the Administrative Agent and each of the Lenders.

(10) **Sale of Non-Core Assets.** The Administrative Agent and each of the Lenders shall be satisfied with the status of, and plans for the proceeds of, all Non-Core Asset Sales.

(11) **Repayment of Indebtedness.** All Senior Secured Facility Obligations and DIP Facility Obligations (including all proceeds of Asset Sales held in trust by the Monitor) and all pre-Filing Date indebtedness, pre-Filing Date claims and other claims (excluding certain secured claims, priority tax claims, critical vendor claims, intercompany claims and other claims that are to be treated as unaffected claims under the CCAA Plan) shall have been repaid or otherwise provided for in accordance with the terms of the CCAA Plan, all commitments relating to the foregoing shall have been terminated, and all Liens related thereto shall have been terminated or released, in each case on terms satisfactory to the Co-Lead Arrangers, the Administrative Agent and the Lenders, and no other pre-Filing Date indebtedness, debtor-in-possession financing or other claims against the Borrower and the other Applicants shall remain outstanding except as specifically provided in the CCAA Plan.

(12) **Corporate Structure.** The Administration Agent and each of the Lenders shall be satisfied with (i) the corporate structure of the Credit Parties, (ii) the capital structure and tax treatment of the Credit Parties resulting from the CCAA Plan and the CBCA Plan of Arrangement, and (iii) the board of directors of the Borrower and of each General Partner as of the Closing Date.

(13) **Real Estate Security.** The Administrative Agent and the Lenders shall have received duly executed originals of the Mortgages and all other documents comprising the Real Estate Security entered into by each Credit Party which owns or leases any Real Estate other than Excluded Real Estate, dated before or as of the Closing Date, and all instruments, documents and agreements executed pursuant thereto (including, without limitation, title insurance policies related thereto for the benefit of the Administrative Agent, the Co-Collateral Agents and

the Lenders), together with, if requested by the Administrative Agent, all necessary estoppel certificates, waivers of landlords, mortgagees or bailees, and evidence of registration or filing of each Mortgage in the land registration system applicable to the subject real property, all in form and substance satisfactory to the Administrative Agent and all Lenders.

(14) **Borrowing Notice.** The Administrative Agent shall have received from the Borrower a duly executed Borrowing Notice in the form of Exhibit "D".

(15) **No Violation of Law etc.** The Accommodation will not violate any applicable Law, order or judgment.

(16) **Representations and Warranties.** Each of the representations and warranties made by the Credit Parties in or pursuant to this Agreement and any other Loan Document shall be true and correct on and as of such date as if made on and as of such date, except for those representations and warranties which speak to a specific date which shall be true and correct as of such specific date. With respect to any such representations and warranties that do not relate solely to the Closing Date or any other specific earlier date, the Borrower may supplement each such representation or warranty and/or any applicable Schedule herein or in any other Loan Document, with respect to any matter hereafter arising that would have been required to be set forth as an exception to such representation or warranty and/or any applicable Schedule or that is necessary to correct any such representation or warranty and/or any applicable Schedule which has been rendered inaccurate thereby; provided that no such supplement to any such representation or warranty and/or any applicable Schedule shall amend, supplement or otherwise modify any representation or warranty and/or any applicable Schedule, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Administrative Agent and the Required Lenders in writing.

(17) **Insurance**. The Administrative Agent and the Lenders shall have received satisfactory evidence that the insurance policies required to be maintained by the Credit Parties by this Agreement are in full force and effect, together with appropriate evidence showing the Administrative Agent as loss payee, and showing the Administrative Agent, the Co-Collateral Agents and the Lenders as additional insured where appropriate, in each case, as their interests appear. All of the policies described herein shall contain language that they cannot be cancelled or non-renewed by the insurer without the insurance broker endeavouring to provide at least 30 days notice to the insured parties (including, without limitation, the Administrative Agent).

(18) **Third Party Approvals.** The Administrative Agent and the Lenders shall have received satisfactory evidence that the Credit Parties have obtained all required consents, approvals and waivers of all Persons, including, without limitation, all requisite Governmental Entities, to the execution, delivery and performance by the Credit Parties of this Agreement and the other Loan Documents and the consummation of all transactions contemplated by the CCAA Plan and the CBCA Plan of Arrangement, and all applicable waiting periods shall have expired without any action being taken or threatened by any Person which could restrain, prevent or otherwise impose adverse conditions on the consummation of the transactions contemplated hereby and by the CCAA Plan and the CBCA Plan of Arrangement, and no Law, rule or regulation shall be pending, contemplated or in force and effect which could reasonably be expected to have such effect.

(19) **Pension Agreement and Regulations.** The Administrative Agent and the Lenders shall be satisfied in their sole discretion with all Laws, regulations and agreements necessary or desirable to resolve all outstanding issues with respect to the Canadian Pension Plans, the related deficits and pension funding issues, including without limitation, to (i) give effect to the transactions contemplated by the Pension Agreement, and (ii) ensure that except for the relevant portions of the level contributions and any free cash flow contributions made prior to a Default in accordance with the Pension Agreement and the Stelco Pension Regulation, all as approved by the Co-Collateral Agents, and except for payments under the Non-Core Pension Plans and payments on account of any benefit improvements under the Stelco Main Pension Plans as provided for under the Pension Agreement and the Stelco Pension Regulation, no payments are required to be made on account of the solvency deficiencies or going concern unfunded liabilities under the Canadian Pension Plans (and no related Lien, Pension Deemed Trust, claim or other charge of any other Person (including of any Governmental Entity, guarantee fund, pension plan administrator or pension plan member, former member or beneficiary) will rank in priority to the security of the Administrative Agent, the Co-Collateral Agents and the Lenders) prior to the repayment in full of all Obligations. Without limiting the generality of the foregoing, any such regulation and/or agreement, including, without limitation, the Pension Agreement and the Stelco Pension Regulation, shall in all respects, be in form and substance satisfactory to the Co-Collateral Agents.

(20) **Constating Documents, Share Register and Resolutions.** The Administrative Agent and the Lenders shall have received for each Credit Party, (i) such Person's constating documents and, if a party thereto or bound thereby, each shareholders or partnership agreement, together with all amendments thereto, and (other than in respect of the Borrower) such Person's share or partnership register; if any, and (ii) resolutions of such Person's board of directors and/or

partners or shareholders, approving and authorizing the execution, delivery and performance of the Loan Documents to which such Person is a party and the transactions to be consummated in connection therewith, each certified as of the Closing Date by an officer of such Person as being in full force and effect without any modification or amendment.

(21) **Incumbency Certificates**. The Administrative Agent and the Lenders shall have received for each Credit Party, signature and incumbency certificates of the officers of each such Person executing any of the Loan Documents, certified as of the Closing Date by an officer of such Person as being true, accurate, correct and complete.

(22) **Officer's Certificates**. The Administrative Agent and the Lenders shall have received duly executed originals of a certificate of an authorized signing officer of each Credit Party, dated the Closing Date, in respect of customary corporate matters and confirming and providing evidence that as at the Closing Date and after giving effect to the initial Accommodation, the Borrower shall have not less $100,000,000 of Availability and shall have made borrowings under the Term Credit Agreement as of the Closing Date in an amount sufficient to achieve such Availability threshold, and stating further that, (i) no Litigation shall have been commenced against any Credit Party which could reasonably be expected to have a Material Adverse Effect, and (ii) since December 31, 2005 there has been no material adverse change in respect of the financial condition, business, profitability, operations, assets or prospects of the Credit Parties taken as a whole.

(23) **Status**. The Administrative Agent and the Lenders shall have received for each Credit Party, such Person's certificates of status, compliance and/or good standing (as applicable) evidencing such Person's qualification to conduct business in each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, each dated a recent date prior to the Closing Date and certified by the applicable authorized Governmental Entity.

(24) **Opinions of Counsel**. The Administrative Agent and the Lenders shall have received duly executed originals of opinions of counsel to the Credit Parties and in respect of certain of the Excluded Subsidiaries and local counsel as may be requested by, and each in form and substance reasonably satisfactory to, the Administrative Agent and all Lenders and their respective counsel.

(25) **Financial Statements and Reports.** The Co-Lead Arrangers and the Administrative Agent shall have received and be satisfied with (i) to the extent required by Lenders who were also not a party to the Financing Agreement or the DIP Credit Agreement, (a) audited Financial Statements of the Borrower for

each of the last three (3) Fiscal Years, including balance sheets, income and cash flow statements, audited by independent public accountants of recognized national standing and prepared in conformity with GAAP, together with such accountants' report thereon, and (b) unaudited interim Financial Statements of the Borrower for the three (3) fiscal Quarters most recently ended prior to the Closing Date (including, without limitation, monthly Financial Statements for any such period of less than three months), (ii) the November 18, 2005 forecasts and the income statement, balance sheet and cash flow by quarter for 2007 as presented in the November 18, 2005 forecasts, and (v) delivery of the Initial Actuarial Valuation, all of the foregoing to be in form and substance satisfactory to the Co-Lead Arrangers and the Administrative Agent.

(26) **Appraisals.** The Administrative Agent and the Lenders shall have received and reviewed (i) an appraisal of the Collateral performed no more than 60 days prior to the Closing Date, and (ii) a written report with respect to the examination of all Inventory and Accounts, in each case performed by a qualified person acceptable to the Administrative Agent and at the cost and expense of the Borrower, such appraisal and such report to be in form and substance satisfactory to the Administrative Agent and each Lender and which reflect assets values at levels acceptable to each of them.

(27) **Surveys.** The Administrative Agent and the Lenders shall have received and reviewed such environmental surveys, reviews or audits that the Administrative Agent or the Co-Collateral Agents request be completed, each such survey, review or audit to be conducted by such Persons and be in form and substance satisfactory to the Administrative Agent and each Lender.

(28) **Work Stoppages.** There shall be no labour work stoppages, strikes or work slow-downs at any facility of the Borrower or any of its Restricted Subsidiaries during the 30-day period prior to the Closing Date, and there shall have occurred a resolution with respect to the collective bargaining agreement for the Lake Erie facility on terms satisfactory to the Administrative Agent and each of the Lenders.

(29) **Fees.** The Borrower shall have paid the Fees required to be paid on the Closing Date (including those listed in Section 1.9(1), and shall have reimbursed the Administrative Agent, the Co-Collateral Agents and the Lenders for all Out-of-Pocket Expenses as of the Closing Date.

(30) **Other Documents.** The Administrative Agent and the Lenders shall have received such other certificates, documents and agreements respecting the Collateral and/or any Credit Party as the Administrative Agent and the Lenders may, in their sole discretion, request, all in form and substance satisfactory to the Administrative Agent and each Lender.

Upon the execution of this Agreement and the making of the initial Accommodation hereunder, all of the above conditions precedent shall have been deemed satisfied except as the Administrative Agent and the Lenders shall otherwise agree in writing.

Section 2.2 Further Conditions to Each Extension of Credit.

Subject to the terms of this Agreement, the obligation of the Administrative Agent and the Lenders to make any Accommodation on any date (including, without limitation, the initial Accommodation) is subject to the following conditions to be fulfilled or performed, which conditions are for the exclusive benefit of the Administrative Agent and the Lenders and may be waived in whole or in part by the Administrative Agent and all of the Lenders in their sole discretion:

(1) **Absence of Default.** Each of the Credit Parties shall be in full compliance with each of the covenants to be performed by it in each Loan Document to which it is a party, and no Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the Accommodation requested to be made on such date.

(2) **Security Interests.** The Administrative Agent and all Lenders shall be satisfied that the Administrative Agent (for the benefit of itself and the other Lenders) has a valid and perfected Lien on the Collateral of the Credit Parties and the Excluded Subsidiaries with the priorities as established by the Intercreditor Agreement subject to Permitted Encumbrances, and for greater certainty the Administrative Agent shall have received such documents duly executed by each Credit Party and Excluded Subsidiary and such other Persons as the Administrative Agent may request in order to perfect, publish and record its Lien on the Collateral, and shall have received acknowledgements, estoppels, waivers, subordinations, postponements, discharges, priority agreements and inter-creditor and non-disturbance agreements (to the extent not previously delivered) from those Persons having filed such financing statements (or other instruments or documents) without adequately limiting the description of the scope of their collateral acknowledging that their Liens do not cover the Collateral (unless their Liens constitute Permitted Encumbrances), all in form and substance satisfactory to the Administrative Agent and all Lenders.

(3) **Borrowing Notice.** The Administrative Agent shall have received from the Borrower a duly executed Borrowing Notice in the form of Exhibit "D".

(4) **No Violation of Law, etc.** The Accommodation will not violate any applicable Law, order or judgment.

(5) **Representations and Warranties.** Each of the representations and warranties made by the Credit Parties in or pursuant to this Agreement and any other Loan

Document shall be true and correct on and as of such date, as if made on and as of such date except for those representations and warranties which speak to a specific date which shall be true and correct as of such date. With respect to any such representations and warranties that do not relate solely to the Closing Date or any other specific earlier date, the Borrower may supplement each such representation or warranty and/or any applicable Schedule herein or in any other Loan Document, with respect to any matter hereafter arising that would have been required to be set forth as an exception to such representation or warranty and/or any applicable Schedule or that is necessary to correct any such representation or warranty and/or any applicable Schedule which has been rendered inaccurate thereby; provided that no such supplement to any such representation or warranty and/or any applicable Schedule shall amend, supplement or otherwise modify any representation or warranty and/or any applicable Schedule, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Administrative Agent and the Required Lenders in writing.

(6) **Other Documents.** The Administrative Agent and the Lenders shall have received such other certificates, documents and agreements respecting the Collateral and/or any Credit Party as the Administrative Agent and the Lenders may, in their sole discretion, request, all in form and substance satisfactory to the Administrative Agent and each Lender.

(7) **Fees.** The Borrower shall have paid the Fees required to be paid by it prior the making of such Accommodation and shall have reimbursed the Agent, the Co-Collateral Agents and the Lenders for all Out-of-Pocket Expenses incurred by them prior to the making of such Accommodation.

The request and acceptance by the Borrower of the proceeds of any Accommodation shall be deemed to constitute, as of the date thereof, (i) a representation and warranty by each Credit Party that the conditions in this Section 2.2 have been satisfied, and (ii) a reaffirmation by each Credit Party of the granting and continuance of the Administrative Agent's Liens on behalf of the Lenders pursuant to the other Loan Documents.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

To induce the Administrative Agent and the Lenders to enter into this Agreement and to make Accommodations available to the Borrower, the Borrower hereby makes the following representations and warranties to the Administrative Agent and the Lenders with respect to all Credit Parties, all of which shall survive the execution and delivery of this Agreement and the Borrower acknowledges that the Administrative Agent and the Lenders are relying on such representations and

warranties in entering into this Agreement and making such Accommodations hereunder:

Section 3.1 Corporate Existence; Compliance with Law.

Each Credit Party (a) is a corporation or a limited partnership, as the case may be, in each case, duly incorporated or formed, and, duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization; (b) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification; (c) has the requisite power and authority and the legal right to own, and pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease and to conduct its business as now, heretofore and proposed to be conducted; (d) has all material licenses, permits, consents or approvals from or by, and has made all material filings with, and has given all material notices to, all Governmental Entities having jurisdiction, to the extent required for such ownership, operation and conduct; (e) is in compliance in all material respects with its constating documents and bylaws; and (f) is in compliance with all applicable provisions of law in all material respects except with respect to Environmental Laws and Environmental Permits as set forth in Section 3.15. There are no unanimous shareholders, shareholders or other agreements in existence in respect of the Shares of any of the Restricted Subsidiaries and the Excluded Subsidiaries, including any such agreements which would restrict the pledge of the Shares of such entities by the Borrower to the Administrative Agent on behalf of the Lenders, other than (x) the sole shareholder declarations by the Borrower with respect to Commercial Distribution Services, Inc., CHT Steel Company Inc., Stelcam Holdings Inc., Stelco USA, Inc., Welland Pipe Ltd., Stelco Holding Company, Ontario Coal Company and Ontario Eveleth Company, copies of which have been delivered to the Lenders and their counsel (collectively, the "**Restricted Subsidiary USDs**") to the effect that the Borrower will have all the rights, powers, duties and liabilities of the directors of such Restricted Subsidiary or Excluded Subsidiary, as the case may be, as of the effective date of each such respective Restricted Subsidiary USD, and (y) the Limited Partnership Agreements.

Section 3.2 Corporate Name, Executive Offices, Collateral Locations.

As of the Closing Date, the corporate name or limited partnership name, as the case may be, (in each case, as it appears in its constating documents and other official filings in the jurisdiction of each Credit Party's existence, incorporation, formation or organization, as applicable) and trade name of each Credit Party, the jurisdiction of incorporation or formation of each Credit Party, the current location of each Credit Party's chief executive office, registered office according to its constating documents, principal place of business, Books and Records and the locations at which any Collateral is located are set forth in Schedule **Error! Reference source not found.**.

Section 3.3 Corporate Power, Authorization, Enforceable Obligations.

The execution, delivery and performance by each Credit Party of the Loan Documents to which such Credit Party is a party and the creation of all Liens provided for therein: (a) are within such Person's power; (b) have been duly authorized by all necessary corporate or other action; (c) do not and will not contravene any provision of such Person's constating documents; (d) do not and will not violate any law or regulation, or any order, decree, judgment, injunction, writ, decision, ruling or award of any court or Governmental Entity; (e) after giving effect to the Sanction Order and the US Confirmation Order and except as set out in Schedule **Error! Reference source not found.**, do not and will not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Person is a party or by which such Person or any of its property is bound; (f) do not and will not result in the creation or imposition of any Lien upon any of the property of such Person other than those in favour of the Administrative Agent, on behalf of itself and the other Lenders, pursuant to the Loan Documents; and (g) do not and will not require the authorization, consent or, the giving of notice to, the filing of or registration with, or approval of any Governmental Entity or any other Person, including, without limitation, any order, permit, waiver, exemption, authorization and approval of any Governmental Entity having jurisdiction over the operation by any Credit Party of the Collateral, all of which will have been duly obtained, made or complied with prior to the Closing Date except as set out in Schedule **Error! Reference source not found.**. Each of the Loan Documents shall be duly executed and delivered by each Credit Party that is a party thereto and each such Loan Document shall constitute a legal, valid and binding obligation of such Credit Party enforceable against it in accordance with its terms, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by principles of equity.

Section 3.4 Financial Statements and Projections.

(1) **Financial Statements.** Except for the Projections, all Financial Statements concerning the Credit Parties that have been delivered to the Administrative Agent and the Lenders have been prepared in accordance with GAAP consistently applied throughout the periods covered and present fairly in all material respects the financial position of the Persons covered thereby as at the dates thereof and the results of their operations and cash flows for the periods then ended. All written reports, inventory listings and certificates of any kind made or given to any Agent or Lender pursuant to the provisions of this Agreement or any other Loan Document are true, complete and accurate in all material respects in respect of the subject matter relating thereto.

(2) **Projections.** All Projections delivered to the Administrative Agent have been prepared by the Borrower in light of the past operations of the Credit Parties'

businesses and future payments of then known contingent liabilities. The Projections are based upon estimates and assumptions stated therein, all of which the Borrower believes at the time of delivery to be reasonable and fair in light of current conditions and current facts then known to the Borrower as of such delivery date and reflect the Borrower's good faith and reasonable estimates of the future financial performance of the Borrower and of the other information projected therein for the period set forth therein. The Projections have been delivered to the Co-Lead Arrangers and the Administrative Agent.

Section 3.5 Ownership of Property; Liens.

(1) Each Credit Party has good, valid and marketable title to, and legal and beneficial ownership of, all of its properties and assets (which for the purposes of this Section 3.5(1) does not include any Real Estate). None of the properties and assets of any Credit Party is subject to any Liens, other than Permitted Encumbrances. Each Credit Party has received all deeds, assignments, waivers, consents, nondisturbance and attornment or similar agreements, bills of sale and other documents, and has duly effected all recordings, filings and other actions necessary to establish, protect and perfect such Credit Party's right, title and interest in and to its properties and assets with the exception of any assignment or transfer documents that would reflect the allocation of Intellectual Property assets pursuant to the CBCA Plan of Arrangement, which assignment or transfer documents shall be filed for recordal purposes as soon as reasonably practicable following the Closing Date. All filings, registrations and recordals necessary under applicable law to create, preserve, protect and perfect the security interest and other Liens of the Administrative Agent in and on the Collateral which constitutes personal property or assets of a Credit Party have been made (with the exception of any security notice or grant of security interest intended for recordal with the Canadian Intellectual Property Office, U.S. Patent and Trademark Office, U.S. Copyright Office or any other Intellectual Property registry, which notice or grant shall be filed for recordal purposes as soon as reasonably practicable following the Closing Date), and such security interest and other Liens are subject to no other Liens other than Permitted Encumbrances.

(2) The Real Estate listed in Schedule **Error! Reference source not found.** constitutes all of the real property locations owned, leased or subleased by any Credit Party as of the Closing Date. Each Credit Party owns good and marketable fee simple title to all of its owned Real Estate and valid and marketable leasehold interests in all of its leased Real Estate free and clear of all Liens other than Permitted Encumbrances, provided that any sublease may be dependent on the continuance of the applicable head lease, all as described on Schedule **Error! Reference source not found.**. Copies of all such leases have been made available to the Administrative Agent. Schedule **Error! Reference source not**

found. also describes any purchase options, rights of first refusal or other similar contractual rights pertaining to any Real Estate which is subject to a Mortgage. All material permits required to have been issued or appropriate to enable the Real Estate to be lawfully occupied and used for all of the purposes for which it is currently occupied and used have been lawfully issued and are in full force and effect. Each Credit Party has received all deeds, assignments, waivers, consents, nondisturbance and attornment or similar agreements, bills of sale and other documents, and has duly effected all recordings, filings and other actions necessary to establish, protect and perfect such Credit Party's right, title and interest in and to all such Real Estate and other properties and assets which are subject to a Mortgage. All filings, registrations and recordings necessary under applicable law to create, preserve, protect and perfect the security interest and other Liens of the Administrative Agent in and on the Credit Parties' Real Estate have been made, and such security interest and other Liens are subject to no other Liens other than Permitted Encumbrances.

(3) No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such, for the purchase from any Credit Party of any Collateral (excluding Inventory sold in the ordinary course of business), except as expressly permitted in connection with a Disposition in accordance with Section 6.8, and except as otherwise set forth in Schedule **Error! Reference source not found.** (or Schedule **Error! Reference source not found.** in the case of any Shares).

Section 3.6 Accounts and Inventory.

Each Trade Account Receivable is based on an actual and bona fide sale and delivery of Inventory or rendition of services by a Credit Party to its customers in the ordinary course of its business. The calculation of the Borrowing Base as set forth in the most recently delivered Borrowing Base Certificate was determined strictly in accordance with, and not in contravention of, the criteria set forth in the definitions of "Eligible Accounts Receivable" and "Eligible Inventory".

Section 3.7 Labour Matters.

As of the Closing Date, no strikes or other material labour disputes against any Credit Party are pending. Payment made to employees of each Credit Party comply with each federal, provincial, and local law or foreign law applicable to such matters. Hours worked by employees of each Credit Party comply in all material respects with each federal, provincial, and local law or foreign law applicable to such matters. All payments due from any Credit Party for employee health and welfare insurance have been paid or accrued as a liability on the books of such Credit Party, each Credit Party has withheld all employee withholdings to be withheld by it and such withholdings have been timely paid to the respective Governmental Entities, and each Credit Party has made all employer contributions to be made by it pursuant to applicable law on

account of the Canada Pension Plan maintained by the Government of Canada, employment insurance and employee income taxes. As of the Closing Date, except as set forth in Schedule **Error! Reference source not found.**, no Credit Party is a party to or bound by any Collective Agreement. As of the Closing Date there is no organizing activity involving any Credit Party pending or threatened by any labour union or group of employees. As of the Closing Date there are no representation proceedings pending or, to any Credit Party's knowledge, threatened with any labour relations board, and no labour organization or group of employees of any Credit Party has made a pending demand for recognition. There are no complaints or charges against any Credit Party pending or threatened to be filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by any Credit Party of any individual, that could reasonably be expected to result in a Material Adverse Effect.

Section 3.8 Ventures, Subsidiaries and Affiliates; Outstanding Shares and Indebtedness.

(1) As of the Closing Date, no Credit Party has any Subsidiaries is engaged in any joint venture, partnership or similar arrangement with any other Person, or is a Person set forth in subsection "(a)" of the definition of "Affiliate" of any other Person, except as set forth in Schedule **Error! Reference source not found.**.

(2) The authorized capital of each of the Restricted Subsidiaries (other than the Limited Partnerships) and, to the best of the knowledge of the Borrower each of the Excluded Subsidiaries, the number and type of Shares issued by it, together with the holder of such Shares and the percentage of such Shares held by each such holder, is set forth on Schedule **Error! Reference source not found.**. All of such Shares of such Restricted Subsidiaries and, to the best of the knowledge of the Borrower, the Excluded Subsidiaries have been duly issued and are outstanding as fully paid and non-assessable, and the persons so listed on Schedule **Error! Reference source not found.** as the owners of such Shares are the registered and beneficial owner thereof with a good title thereto, free and clear of all Liens, other than Liens permitted pursuant to subsections (d), (e) and (f) of the definition of "Permitted Encumbrances", and other than those restrictions on transfer, if any contained in the constating documents of such Restricted Subsidiaries and Excluded Subsidiaries.

(3) The limited partnership interests of each of the Limited Partnerships are divided into the number of units as specified in Schedule **Error! Reference source not found.**, and Schedule **Error! Reference source not found.** also specifies the number of units issued by each such Limited Partnership, the holder of such units and the percentage of such units held by each such holder. All of such units have been validly issued in accordance with each respective Limited Partnership Agreement, and the persons so listed on Schedule **Error! Reference**

source not found. as the holders of such units are the registered and beneficial owners thereof with a good title thereto, free and clear of all Liens, other than Liens permitted pursuant to subsections (d), (e) and (f) of the definition of "Permitted Encumbrances", and other than those restrictions on transfer, if any, contained in the Limited Partnership Agreements.

(4) There are no outstanding rights to purchase, options, warrants or similar rights or agreements pursuant to which any Credit Party may be required to issue, sell, repurchase or redeem any of its Shares or other equity securities or any Shares or other equity securities of any Subsidiary except in respect of any agreements to purchase in favour of, or stock option plan(s) for, directors, officers and/or employees of the Credit Parties to purchase New Common Shares of the Borrower, and except as set forth in Schedule **Error! Reference source not found.**.

(5) Other than in respect of Guaranteed Indebtedness incurred pursuant to the Loan Documents, the Term Credit Documents, the Secured Notes Credit Documents, the Province Credit Documents or Indebtedness as permitted by Section 6.2(d) or under the Supply and Services Agreements or the Slabco Tolling Agreement, Schedule **Error! Reference source not found.** describes all outstanding Guaranteed Indebtedness of each Credit Party as of the Closing Date and all Indebtedness of each Credit Party as of the Closing Date for (i) borrowed money, (ii) all reimbursement and other obligations with respect to letter of credit, bankers' acceptances and surety bonds, whether or not matured, (iii) all obligations evidenced by notes, bonds, debentures or similar instruments, (iv) other than in respect of indebtedness created under Purchase Money Mortgages permitted under the definition of "Permitted Encumbrances", all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Credit Party (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) all obligations under speculative commodity purchase or option agreements or other commodity price hedging arrangements, in each case whether contingent or matured, (vi) Shares in the capital of such Person which are redeemable or retractable at the option of the holder, or which by their terms or by contract are required to be redeemed or retracted, and (vii) all obligations under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter the risks arising from fluctuations in currency values or interest rates, in each case whether contingent or matured.

(6) The Excluded Subsidiaries do not carry on any business nor do they have any property or assets, Indebtedness or Guaranteed Indebtedness, other than Guaranteed Indebtedness in respect of Obligations of the Borrower under the

Loan Documents, the Term Credit Documents and the Secured Notes Credit Documents and other than as set forth in the balance sheets of such Excluded Subsidiaries dated as of December 31, 2005 and as provided to the Co-Collateral Agents prior to the Closing Date.

(7) No director, officer or employee of any Credit Party has any debts or liabilities owing to any Credit Party other than loans in the ordinary course of business consistent with past practices for travel and entertainment expenses, relocation costs and similar purposes up to a maximum of $1,000,000 in the aggregate.

Section 3.9 Government Regulation.

No Credit Party is subject to regulation under Canadian federal, provincial, local or foreign statutory Law that restricts or limits its ability to incur Indebtedness or Guaranteed Indebtedness or to perform its obligations hereunder. The making of the Revolving Line of Credit available to the Borrower by the Administrative Agent and the Lenders, the incurrence of the Obligations, the application of the proceeds thereof and repayment thereof will not violate any provision of any such Law or any rule, regulation or order issued by or policy of any securities regulatory authority or securities exchange.

Section 3.10 Taxes.

(1) All returns, reports and statements, including information returns, in respect of Taxes required by any Governmental Entity to be filed by any Credit Party have been filed with the appropriate Governmental Entity and all Charges have been paid prior to the date on which any fine, penalty, interest or late charge may be added thereto for non-payment thereof (or any such fine, penalty, interest, late charge or loss has been paid), excluding Charges or other amounts being contested in accordance with Section 5.2(2).

(2) Schedule **Error! Reference source not found.** sets forth in respect of the Credit Parties that do not file returns in respect of Taxes under the IRC, as of the Closing Date (i) those taxation years that have not yet been assessed by the CRA or the applicable provincial, local or foreign Governmental Entities, (ii) the taxation years that are currently being audited by the CRA or applicable provincial, local or foreign Governmental Entities, (iii) any assessments or, to any Credit Party's knowledge, threatened assessments in connection with such audit, otherwise currently outstanding, and (iv) the most recent taxation year that an audit by the CRA or the applicable provincial, local or foreign Governmental Entities has been completed.

(3) Schedule 3.10 sets forth in respect of the Credit Parties that do file returns in respect of Taxes under the IRC, as of the Closing Date (i) to any Credit Party's knowledge, those taxation years that have not yet been assessed by the

applicable local or foreign Governmental Entities, (ii) to any Credit Party's knowledge, the taxation years that are currently being audited by the applicable local and foreign Governmental Entities, (iii) to any Credit Party's knowledge, any assessments or, threatened assessments in connection with such audit, otherwise currently outstanding, and (iv) to any Credit Party's knowledge, the most recent taxation year that an audit by the applicable local or foreign Governmental Entities has been completed.

(4) Except as set forth in Schedule **Error! Reference source not found.**, no Credit Party has executed or filed with the CRA or any other domestic or foreign Governmental Entity any agreement or other document extending, or having the effect of extending, the period for assessment or collection of any Charges. Except for Permitted Encumbrances, none of the Credit Parties nor any of their respective predecessors are liable for any Charges (a) under any agreement (including any tax sharing agreements), or (b) to each Credit Party's knowledge, as a transferee.

Section 3.11 Pension and Benefit Plans.

(1) **Canadian Pension and Benefits Plans.** Schedule **Error! Reference source not found.** lists all pension and benefit plans applicable to the Credit Parties for its Canadian employees or former Canadian employees, including all Canadian Benefit Plans and Canadian Pension Plans (other than, for greater certainty, plans maintained by the Government of Canada or any government of a Province of Canada to which any Credit Party is obligated to contribute by statute) currently maintained by any Credit Party. Except as set forth in Schedule **Error! Reference source not found.**, the Canadian Pension Plans are duly registered under the ITA and all other applicable Laws which require registration and no event has occurred which is reasonably likely to cause the loss of such registered status. All material obligations of the Borrower and any other participating Credit Party (including fiduciary, contribution, funding, investment and administration obligations) required to be performed in connection with the Canadian Benefit Plans, the Canadian Pension Plans and the funding agreements therefor under the terms thereof and applicable statutory and regulatory requirements, have been performed in a timely and proper fashion. There have been no improper withdrawals or applications of the assets of the Canadian Pension Plans or the Canadian Benefit Plans. Except as set forth in Schedule **Error! Reference source not found.**, there are no material outstanding disputes concerning the assets or liabilities of the Canadian Pension Plans or the Canadian Benefit Plans. Except as set forth in Schedule **Error! Reference source not found.**, no events have occurred which could give rise to a partial or total wind-up of any Canadian Pension Plan. The Borrower has delivered to the Administrative Agent copies of the most recent actuarial valuation reports filed with the Financial Services Commission of Ontario in

respect of each of the registered Canadian Pension Plans, as well as the most recent valuation reports prepared in connection with the non-registered Canadian Pension Plans. There is no non-registered Canadian Pension Plan in respect of which an event has occurred that could require immediate or accelerated funding in respect of unfunded liabilities or other deficit amounts.

(2) **ERISA.**

(a) Schedule **Error! Reference source not found.** lists all ERISA Affiliates. Copies of all US Pension Plans, including Title IV Plans, Multiemployer Plans, ESOPs and Welfare Plans, including all Retiree Welfare Plans, together with a copy of the latest IRS/DOL 5500-series form for each such Plan (other than Multiemployer Plans) and the most recent actuarial report for each Title IV Plan, have been made available to the Administrative Agent. Except with respect to Multiemployer Plans, each Qualified Plan has been determined by the IRS to qualify under Section 401 of the IRC, the trusts created thereunder have been determined to be exempt from tax under the provisions of Section 501 of the IRC, and nothing has occurred that is reasonably likely to cause the loss of such qualification or tax-exempt status. Each Plan is in compliance, in all material respects, with the applicable provisions of ERISA and the IRC, including the timely filing of all reports required under the IRC or ERISA, including the statement required by 29 CFR Section 2520.104-23. Except as set forth in Schedule **Error! Reference source not found.**, neither any Credit Party nor ERISA Affiliate has failed to make any contribution or pay any amount due as required by either Section 412 of the IRC or Section 302 of ERISA or the terms of any such Plan. Neither any Credit Party nor ERISA Affiliate has engaged in a **"prohibited transaction,"** as defined in Section 406 of ERISA and Section 4975 of the IRC, in connection with any Plan, that would subject any Credit Party to a material tax on prohibited transactions imposed by Section 502(i) of ERISA or Section 4975 of the IRC. To the knowledge of the Borrower, the most recent actuarial report for each Title IV Plan fairly presents the financial condition and the results of each such plan in accordance with US GAAP. Except as set forth in Schedule **Error! Reference source not found.**, no ERISA Affiliate provides health or welfare benefits for any retired or former United States employee or is obligated to provide health or welfare benefits to any active United States employee following such employee's retirement or other termination of service.

(b) Except as set forth in Schedule **Error! Reference source not found.**: (i) no Title IV Plan has any Unfunded US Pension Liability; (ii) no ERISA Event or event described in Section 4062(e), Section 4063 or Section 4064 of ERISA with respect to any Title IV Plan has occurred or is reasonably

expected to occur; (iii) there are no pending, or to the knowledge of any Credit Party, threatened claims (other than claims for benefits in the normal course), sanctions, actions or lawsuits, asserted or instituted against any Plan or any Person as fiduciary or sponsor of any Plan; (iv) no Credit Party or ERISA Affiliate has incurred any liability as a result of a complete or partial withdrawal from a Multiemployer Plan and, if such a withdrawal were to occur within one year after the date of this Agreement, the total liabilities of such Persons under all such Multiemployer Plans would not exceed U.S.$6,400,000 and would be payable in a lump sum or in instalment payments with additional interest in accordance with the provisions of Section 4219(c) of ERISA; (v) within the last five years no Title IV Plan of any Credit Party or ERISA Affiliate has been terminated, no notice of intent to terminate any Title IV Plan has been filed and no amendment has been adopted to treat a Title IV Plan as terminated whether or not in a **"standard termination"** as that term is used in Section 4041(b)(1) of ERISA, nor has any Title IV Plan of any Credit Party or any ERISA Affiliate (determined at any time within the last five years) with Unfunded Pension Liabilities been transferred outside of the **"controlled group"** (within the meaning of Section 4001(a)(14) of ERISA) of any Credit Party or ERISA Affiliate (determined at such time); (vi) except in the case of any ESOP, Shares of all Credit Parties and their ERISA Affiliates make up, in the aggregate, no more than 10% of the fair market value of the assets of any Plan measured on the basis of fair market value as of the latest valuation date of any Plan; (vii) no liability under any Title IV Plan has been satisfied with the purchase of a contract from an insurance company that is not rated AAA by the Standard & Poor's Corporation or an equivalent rating by another nationally recognized rating agency, and (viii) no ERISA Affiliate has received notice from any Multiemployer Plan that it is in reorganization or is insolvent, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise tax, or that such a plan intends to terminate or has terminated, or is subject to any proceeding brought by the PBGC.

Section 3.12 No Litigation.

No action, claim, lawsuit, demand, investigation or proceeding is now pending or, to the knowledge of any Credit Party, threatened against any Credit Party, before any Governmental Entity or before any arbitrator or panel of arbitrators (collectively, "**Litigation**"), (a) that challenges any Credit Party's right or power to enter into or perform any of its obligations under the Loan Documents to which it is a party, or the validity or enforceability of any Loan Document or any action taken thereunder, (b) that challenges any transaction contemplated by the CCAA Plan, the CBCA Plan of Arrangement, the Sanction Order or the US Confirmation Order, or (c) that could be

reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule **Error! Reference source not found.**, as of the Closing Date, there is no Litigation pending or, to any Credit Party's knowledge, threatened, that seeks damages in excess of $500,000 or injunctive relief against, or alleges criminal misconduct of, any Credit Party, or that could reasonably be expected to have a Material Adverse Effect.

Section 3.13 Brokers.

No broker or finder brought about the obtaining, making or closing of the Revolving Loan, and no Credit Party has any obligation to any Person in respect of any finder's or brokerage fees in connection therewith.

Section 3.14 Intellectual Property.

Each Credit Party owns or has rights to use all General Intangibles necessary and material to continue to conduct its business as now or heretofore conducted by it or proposed to be conducted by it, and each active Canadian and American Patent, Design Trademark, registered Copyright and License of the Credit Parties is listed, if registered or application for registration has been made, together with application or registration numbers, as applicable, in Schedule **Error! Reference source not found.**. No decision or judgment has been rendered by any Governmental Entity which would limit, cancel or question the validity of, or any Credit Party's rights in, any General Intangibles in any material respect. No action or proceeding is pending, or, to the knowledge of any Credit Party, threatened, seeking to limit, cancel or question the validity of any General Intangibles or any Credit Party's ownership interest therein, which, if adversely determined, would result in a Material Adverse Effect. To the best of the knowledge of the Borrower, each Credit Party conducts its business and affairs without infringement of or interference with any Intellectual Property of any other Person in any material respect. No Credit Party is aware of any infringement claim made in writing by any other Person with respect to any Intellectual Property.

Section 3.15 Environmental Matters.

(1) The Real Estate which is subject to a Mortgage is free of contamination from any Hazardous Material except for such contamination that would not result in Environmental Liabilities that could reasonably be expected to result in a Material Adverse Effect. No Credit Party has caused or suffered to occur any Release of Hazardous Materials on, at, in, under, above, to, from any of its Real Estate which is subject to a Mortgage that could reasonably be expected to result in a Material Adverse Effect. The Credit Parties are and have been in compliance with all Environmental Laws, except for such non-compliance that would not result in Environmental Liabilities which could reasonably be expected to result in a Material Adverse Effect. The Credit Parties have obtained, and are in compliance with, all Environmental Permits required by Environmental Laws for the operations of their respective businesses as presently conducted or as proposed to be conducted, except where the failure to so obtain or comply with

such Environmental Permits would not result in Environmental Liabilities that could reasonably be expected to result in a Material Adverse Effect; and all such Environmental Permits are valid, uncontested and in good standing. No Credit Party is involved in operations or knows of any facts, circumstances or conditions, including any Releases of Hazardous Materials, that are likely to result in any Environmental Liabilities of such Credit Party which could be expected to result in a Material Adverse Effect; and no Credit Party has permitted any current or former tenant or occupant of the Real Estate to engage in any such operations. There is no Litigation arising under or related to any Environmental Laws, Environmental Permits or Hazardous Material that seeks damages, penalties, fines, costs or expenses that could be expected to result in a Material Adverse Effect or injunctive relief against, or that alleges criminal misconduct by, any Credit Party. No notice has been received by any Credit Party requesting information under any Environmental Law or identifying it as a potentially responsible party under any Environmental Law that could reasonably be expected to result in a Material Adverse Effect and to the knowledge of the Credit Parties, there are no facts, circumstances or conditions that may result in any Credit Party being identified as a potentially responsible party under any Environmental Law that could reasonably be expected to result in a Material Adverse Effect. The Credit Parties have made available to the Administrative Agent copies of all existing environmental reports, reviews and audits and all written information pertaining to actual or potential Environmental Liabilities (including the most recent Industrial Hygiene, Safety, Environmental, Risk Management and Asset Integrity Report of each Credit Party), in each case, in the possession of the Credit Parties and relating to any Credit Party and its properties and assets, requested by the Administrative Agent.

(2) Each Credit Party hereby acknowledges and agrees that neither the Administrative Agent nor any Co-Collateral Agent or Lender is now, or has ever been, in control of any of the Real Estate or any Credit Party's affairs.

Section 3.16 Insurance.

Schedule **Error! Reference source not found.** lists all insurance policies of any nature maintained, as of the Closing Date, for covered losses by each Credit Party. Each of the Credit Parties has insurance in place, issued by responsible insurers, as is appropriate to the business of each Credit Party and its property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets, all in compliance with the provisions of this Agreement. All such policies of insurance are in full force and effect and the Borrower is not in default, as to the payments of premiums or otherwise, under the terms of any such policy.

Section 3.17 Deposit, Disbursement and Securities Accounts.

Schedule **Error! Reference source not found.** lists all banks, Securities Intermediaries and other financial institutions at which any Credit Party maintains a Bank Account or other account, and such schedule correctly identifies the name, address and telephone number of each depository or securities intermediary, the name in which the account is held, a description of the purpose of the account, the complete account number therefore and if such account is subject to a minimum balance requirement, the amount of such requirement. There are no blocked accounts, lock boxes or similar arrangements relating to any of such accounts, other than those contemplated by this Agreement. No Credit Party maintains any Securities Account. All cash of all Credit Parties in deposit accounts maintained by such Credit Parties is or are subject to a Blocked Account Agreement.

Section 3.18 Customer and Trade Relations.

There exists no actual termination or revocation of any contract with (or, as of the Closing Date, any material adverse modification or change in the business relationship of any Credit Party with), any supplier material to its operations or any customer or group of customers whose purchases during the preceding 12 months caused them to be ranked among the ten largest customers of the Borrower and the other Credit Parties taken as a whole, where the contract so terminated or revoked with such supplier or customer has not been replaced with a contract or other arrangements with one or more third parties in a reasonable period of time which, in the aggregate, are not materially adverse to the Credit Parties than the terms of the contract so terminated or revoked.

Section 3.19 Material Contracts; Government Contracts.

Schedule **Error! Reference source not found.** contains a list of all Material Contracts. Each of the Credit Parties is in compliance in all material respects with all Material Contracts to which it is a party and no Credit Party, or to the best of the Borrower's knowledge, any other party to any Material Contract has defaulted under any Material Contract. No event has occurred which, with the giving of notice, lapse of time or both, would constitute a default under, or in respect of, any Material Contract. There is no dispute regarding any Material Contract which could reasonably be expected to have a Material Adverse Effect.

Section 3.20 Compliance with Industry Standards.

Each of the Credit Parties keeps adequate Books and Records with respect to its business activities in which proper entries, reflecting all financial transactions, are made in accordance with GAAP and on a basis consistent with its Financial Statements. Each of the Credit Parties maintains all of its Books and Records, in accordance with applicable Laws and the standards established by any Governmental Entity having authority over the Credit Party and its property and assets, and all of such Books and Records are true, complete and accurate in all material respects.

Section 3.21 Possession of Collateral.

Each Credit Party has possession and control of all the property and assets owned by such Credit Party, other than property and assets which are being processed, repaired, transported or shipped in the ordinary course of business. Except as disclosed in Schedule **Error! Reference source not found.** (briefly describing any consignment arrangements to which any Credit Party is party by agreement, counterparty and location), none of the Credit Parties consign any of its assets or property to any other Person.

Section 3.22 Bonding; Licenses.

Except as set forth on Schedule **Error! Reference source not found.**, as of the Closing Date, no Credit Party is a party to or bound by any surety bond agreement or bonding requirement with respect to services or products sold by it or any trademark, patent or industrial design license agreement pursuant to which the Credit Party is a licensee with respect to services or products sold by it.

Section 3.23 CCAA Plan Documents.

The Borrower has delivered to the Administrative Agent complete and correct copies of the Term Credit Documents, the Province Credit Documents, the Secured Notes Credit Documents and the Pension Agreement and all schedules, exhibits, amendments, supplements, modifications, assignments and all other documents delivered pursuant thereto or in connection therewith.

Section 3.24 Material Adverse Effect.

No Credit Party has incurred any obligations, contingent or non-contingent liabilities, liabilities for Charges, long-term leases or unusual forward or long-term commitments that, alone or in the aggregate, could reasonably be expected to have a Material Adverse Effect, and no contract, lease or other agreement or instrument has been entered into by any Credit Party or has become binding upon any Collateral and no Law or regulation applicable to any Credit Party has been adopted that has had or could reasonably be expected to have a Material Adverse Effect. Since December 31, 2005, no event has occurred, that alone or together with other events, could reasonably be expected to have a Material Adverse Effect.

Section 3.25 No Default.

No Default or Event of Default has occurred and is continuing.

Section 3.26 Full Disclosure.

No information contained in this Agreement, any of the other Loan Documents, any Financial Statements or other written reports from time to time delivered hereunder or thereunder or any written statement furnished by or on behalf of any Credit Party to the Administrative Agent, Co-Collateral Agent or any Lender pursuant to the terms of this Agreement contains or will contain any untrue statement of a

material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

ARTICLE 4
FINANCIAL STATEMENTS AND INFORMATION

Section 4.1 Reports and Notices.

The Borrower agrees that from and after the Closing Date and until the Termination Date, it shall deliver to the Administrative Agent, the Co-Collateral Agents and each Lender, as required, the following financial statements, notices and documents, all in form and substance satisfactory to the Administrative Agent, the Co-Collateral Agents and all Lenders, as applicable:

(1) **Borrowing Base and Related Certificates.**

(a) Within six (6) Business Days of each month end, the Borrower shall deliver the following reports with respect to the Borrowing Base Parties:

(i) a Borrowing Base Certificate;

(ii) a monthly Accounts aging summary by invoice date and by each Borrowing Base Party. Notwithstanding the previous sentence, each of the Administrative Agent and the Co-Collateral Agents reserve the right to request a detailed listing of the Accounts aging;

(iii) a detailed monthly accounts payable aging and "unaudited accounts payable" detail;

(iv) a calculation of the Trade Accounts Receivable which would not meet the criteria of an Eligible Account Receivable;

(v) a daily summary of Accounts for each of the Borrowing Base Parties. Notwithstanding the above, each of the Administrative Agent and the Co-Collateral Agents reserve the right to request detailed backup documentation, including, but not limited to, a copy of the internally generated month end sales journal and invoice register, cash receipts and collections journal, credit memo journal and the debit memo journal;

(vi) an aged listing of the ten largest Accounts and accounts payable for the applicable month;

(vii) a reconciliation of the cash receipts journal to the Blocked Accounts prepared by each of the Borrowing Base Parties;

(b) In addition to Section 4.1(1)(a) above, within 6 Business Days of the 15th of each month, the Borrower shall deliver the following reports as at the previous month end with respect to the Borrowing Base Parties:

(i) a reconciliation of Accounts aging and accounts payable to the respective trial balances, each Borrowing Base Parties' general ledger and to the month end financial statements;

(ii) a monthly Inventory "Cost Complex: Control Ledger" for each Borrowing Base Party;

(iii) an Inventory summary by account ("Report 22");

(iv) a copy of the Inventory Sales Cards by division;

(v) a reconciliation of the monthly Inventory cost control ledger to the trial balance by division, each of the Borrowing Base Parties' general ledger and to the month end financial statements of each Borrowing Base Party; and

(vi) a calculation of the Inventory which would not meet the criteria of Eligible Inventory;

(c) In addition to Sections 4.1(1)(a) and (b) above, the Borrower shall deliver the following reports with respect to the Borrowing Base Parties within six (6) Business Days of the 15th of each month if Availability is greater than or equal to $100,000,000 and there is no Event of Default which is continuing:

(i) a Borrowing Base Certificate; and

(ii) a daily summary of Accounts for each of the Borrowing Base Parties. Notwithstanding the above, each of the Administrative Agent and the Co-Collateral Agents reserve the right to request detailed backup documentation, including, but not limited to, a copy of the internally generated month end sales journal and invoice register, cash receipts and collections journals, credit memo journal and the debit memo journal if deemed necessary by the Administrative Agent or the Co-Collateral Agents; and

(iii) an Account aging summary by invoice date and for each Borrowing Base Party. Notwithstanding the above, each of the

Administrative Agent and the Co-Collateral Agents reserve the right to request a detailed listing of the Accounts aging;

(d) in addition to Sections 4.1(1)(a), (b) and (c) above, if Availability is less than $100,000,000 or there is an Event of Default which is continuing the following reports listed in subsections (i) through (iv) below with respect to the Borrowing Base Parties are to be provided weekly:

(i) a Borrowing Base Certificate together with such supporting documentation including updated sales listings, adjusted accounts receivable balances, Inventory balances and a reconciliation of cash receipts (including ineligibles);

(ii) a daily summary of Accounts for each Borrowing Base Party. Notwithstanding the above, each of the Administrative Agent and the Co-Collateral Agents reserve the right to request detailed backup documentation, including, but not limited to, a copy of the internally generated month end sales journal and invoice register, cash receipts and collections journals, credit memo journal and the debit memo journal if deemed necessary by the Administrative Agent or the Co-Collateral Agents;

(iii) an Account aging summary by invoice date and for each Borrowing Base Party. Notwithstanding the above, each of the Administrative Agent and the Co-Collateral Agents reserve the right to request a detailed listing of the Accounts aging; and

(iv) notwithstanding Section 4.1(1)(b) above, such reports referred to therein are to be delivered within 10 days of each month end.

(2) **Monthly Financial Statements.** The Borrower shall, within 30 days of each month end, provide to the Administrative Agent internally prepared Financial Statements for such month together with an officer's certificate in the form of Exhibit "C".

(3) **Quarterly Financial Statements.** The Borrower shall, within 45 days of the end of the first three (3) Fiscal Quarters of each Fiscal Year, provide to the Administrative Agent unaudited quarterly Financial Statements for such quarter, together with an officer's certificate in the form of Exhibit "C".

(4) **Annual Financial Statements.** The Borrower shall, within 90 days after the end of each financial year, provide to the Administrative Agent audited annual Financial Statements and an operating plan for the subsequent year, such annual Financial Statements and such operating plan as approved by the Borrower's board of directors (and such operating plan to be acceptable to the

Administrative Agent, with such operating plan deemed to be so acceptable unless written notice of non-acceptability setting out particulars thereof is delivered to the Borrower by the Administrative Agent within thirty (30) days of receipt of such operating plan) together with an officer's certificate in the form of Exhibit "C".

(5) **Other Credit Documents Notices.** The Borrower shall deliver to the Administrative Agent, the Co-Collateral Agents and the Lenders as and when due, all notices, reports, statements, documents, certificates and other information required to be delivered by any Person pursuant to the Term Credit Documents, the Province Credit Documents, the Pension Agreement and the Secured Notes Credit Documents.

(6) **Pension and Benefit Matters.** The Borrower shall deliver to the Administrative Agent and each Lender copies of all material correspondence with and filings to the Financial Services Commission of Ontario or the Superintendent of Financial Services (Ontario) in relation to any Canadian Pension Plan, at the same time such correspondence or filing is delivered or made, as the case may be. For greater certainty, upon the filing of each Form 7 under the *Pension Benefits Act* (Ontario) furnished to the trustee of each registered Canadian Pension Plan, if such Form 7 contains any information which is different from the information contained in the Form 7 most recently delivered to the Administrative Agent and the Lenders, the Borrower shall deliver to the Administrative Agent in sufficient copies for distribution to each Lender, an officer's certificate of the Borrower confirming that the Form 7 attached to such officer's certificate accords with the corresponding valuation reports on such plans prepared by the Borrower's actuary and confirming that all contributions indicated in such form have been made when due.

(7) **Notices of Dispositions and Liens.** The Borrower shall forthwith provide notice to the Co-Collateral Agents of (i) any Dispositions of Term Priority Collateral made in accordance with Section 6.8, concurrently with the consummation of such transaction, and (ii) any Liens (other than Permitted Encumbrances) and Prior Claims over any of the Collateral received by any Credit Party that are registered, preserved, perfected or become effective or enforceable after the date hereof.

(8) **Notices from MOL, MOE and/or MAG.** The Borrower shall forthwith provide the Administrative Agent and each Lender with copies of (i) any notices or other documents required to be delivered under applicable Law by any Credit Party to the MOL, MOE or MAG or any other Government Entity under the jurisdiction of the MOL, MOE or MAG, as the case may be, in respect of any material non-compliance by a Credit Party of any such applicable Law, or (ii) any notices or other documents received by any Credit Party from the MOL, MOE or MAG

pursuant to which the MOL, MOE or MAG, as the case may be, purports or informs such Credit Party of their intention to exercise any of their powers under applicable laws including their intention to obtain warrants or commence compliance or enforcement proceedings against any such Credit Party or the Collateral.

(9) **Default.** The Borrower shall forthwith provide notice to the Administrative Agent of the occurrence of any Default, Event of Default or the existence of any event, circumstance or condition that could reasonably be expected to result in a Material Adverse Effect.

(10) **TD Banking Services Agreement.** The Borrower shall forthwith provide the Administrative Agent with a copy of any notice given or received by it pursuant to the TD Banking Services Agreement which has not been provided by TD directly to the Administrative Agent.

(11) **Other Information.** Upon the request of the Administrative Agent, any Co-Collateral Agent or any Lender, the Borrower agrees to provide such other information, reports, notices or documents as may reasonably be requested by such Person including, without limitation, (i) copies of agreements with, or purchase orders from, the Credit Parties' customers, copies of invoices to customers, proof of shipment or delivery, access to its computers, electronic media and software programs associated therewith (including any access codes, electronic records, contracts and signatures) and such other documentation and information relating to Accounts and Other Collateral as the Administrative Agent or the Co-Collateral Agents may reasonably require, provided that such access does not constitute a violation of the *Personal Information Protection and Electronic Documents Act* (Canada) or any similar provincial privacy legislation in effect from time to time, (ii) notice as promptly as practicably possible of any threatened or actual seizures or detentions of any Collateral of any Credit Party by any Person, copies of any Material Contracts, Canadian Pension Plans, Canadian Benefit Plans, leases and collective agreements, and (iii) such other information, reports, notices or documents respecting the Credit Parties' business, financial condition or prospects as any such Person may from time to time reasonably request.

The Borrower shall deliver any financial statement, notice or document delivered to the Administrative Agent and/or the Co-Collateral Agents pursuant to this Section 4.1 contemporaneously to each of the Lenders to the extent not otherwise delivered to such Lenders.

ARTICLE 5
AFFIRMATIVE COVENANTS

The Borrower agrees as to all Credit Parties that from and after the date hereof and until the Termination Date:

Section 5.1 Maintenance of Existence and Conduct of Business.

(1) The Borrower shall, and shall cause each other Credit Party to: (i) subject to Section 6.1, do or cause to be done all things necessary to preserve and keep in full force and effect its corporate, limited partnership or other existence and its rights and franchises except with the prior consent of the Administrative Agent and the Lenders; (ii) subject to Section 6.1, continue to conduct their respective Businesses substantially as now conducted as of the date hereof or as contemplated by the CBCA Plan of Arrangement except with the prior consent of the Administrative Agent and the Lenders; and (iii) at all times maintain, preserve and protect all Collateral used or useful in the conduct of its Business and keep the same in good repair, working order and condition in all material respects (taking into consideration ordinary wear and tear) and from time to time make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices.

(2) The Borrower shall, and shall cause each other Credit Party to, obtain and maintain all material authorizations and consents of and approvals from and give all material notices and make all material filings and registrations with, and take any other material action in respect of, any Government Entity or any other Person, including (without giving effect to any materiality standard in the case of subsection (i) below) any order, permit, waiver, exemption, authorization and approval of any Governmental Entity, advisable or required in connection with (i) the execution, delivery and performance by such Credit Party of the Loan Documents to which it is a party and the creation of all Liens provided for therein, and (ii) the operation of its business and its property and assets, and the ownership or lease, as the case may be, of such property and assets.

(3) Forthwith upon the repayment in full of all Project Financing obligations owing by Lake Erie Slab Company Inc. ("**Slabco**") to Bank of Tokyo-Mitsubishi (Canada) or any of its Affiliates, the Borrower shall either (i) cause Slabco to be wound-up into Lake Erie Steel GP, Lake Erie Steel LP or any other Credit Party, or (ii) cause Slabco to execute and deliver such guarantee and security and other Loan Documents in the forms delivered by the other Credit Parties as of the Closing Date (or as amended, restated or modified thereafter), together with such other instruments, certificates and opinions as are necessary in the opinion of the Administrative Agent to satisfy the conditions precedent set forth in Sections 2.1(7), (8), (18), (20), (21), (22), (23), (24) and (29) as if Slabco had been a Restricted Subsidiary as of the Closing Date.

Section 5.2 Payment of Charges.

(1) Subject to Section 5.2(2), the Borrower shall and shall cause each other Credit Party to pay and discharge or cause to be paid and discharged promptly all Charges payable by it, including (i) Charges imposed upon it, its income and profits, or any of its property (real, personal or mixed) and all Charges with respect to Tax, social security and employee matters, (ii) lawful claims for labour, materials, supplies and services or otherwise, (iii) all storage or rental charges payable to warehousemen or bailees, and (iv) all service or repair charges payable to servicers or repairers.

(2) Each Credit Party may in good faith contest, by appropriate proceedings, the validity or amount of any Charges, Taxes or claims described in Section 5.2(1); provided, that (i) adequate reserves with respect to such contest are maintained on the books of such Credit Party, in accordance with GAAP; (ii) no Lien shall be imposed to secure payment of such Charges (other than as permitted by subsections (b) and (e) of the definition of "Permitted Encumbrances") that is superior to any of the Liens securing the Obligations and such contest is maintained and prosecuted continuously and with diligence and operates to suspend collection or enforcement of such Charges; (iii) none of the Collateral becomes subject to forfeiture or loss as a result of such contest; (iv) such Credit Party shall promptly pay or discharge such contested Charges, Taxes or claims, as applicable, and all additional charges, interest, penalties and expenses, if any, and shall deliver to the Administrative Agent evidence reasonably acceptable to the Administrative Agent of such compliance, payment or discharge, if such contest is terminated or discontinued adversely to such Credit Party or the conditions set forth in this Section 5.2(2) are no longer met; and (v) the Administrative Agent has not advised the Borrower in writing that the Administrative Agent reasonably believes that non-payment or non-discharge thereof could have or result in a Material Adverse Effect.

(3) Notwithstanding the foregoing, if any Lien shall be filed or claimed thereunder (a) for Taxes due any Governmental Entity, or (b) which in the Administrative Agent's opinion might create a valid obligation having priority over the Administrative Agent's and the Lenders' security over the Collateral, the Borrower shall immediately pay and cause each Restricted Subsidiary to pay such Charge and remove the Lien of record at the request of the Co-Collateral Agents. If the Borrower or the applicable Restricted Subsidiary fails to do so promptly, then at the Administrative Agent's election, the Administrative Agent may (i) create an Availability Reserve in such amount as it may deem appropriate in its sole business judgment, or (ii) upon the occurrence of an Event of Default, imminent risk of seizure or garnishment, filing of any priority Lien, claim, forfeiture, or sale of the Collateral, pay such Charges on the Borrower's or

the applicable Restricted Subsidiary's behalf, and the amount thereof shall be an Obligation secured by the Loan Documents and due on demand.

Section 5.3 Books and Records.

The Borrower shall and shall cause each other Credit Party to keep adequate Books and Records with respect to its business activities in which proper entries, reflecting all financial transactions, are made in accordance with GAAP and on a basis consistent with its Financial Statements. Each Credit Party shall maintain all of its Books and Records in accordance with applicable Laws and the standards established by any Governmental Entity having authority over the Credit Party and its property and assets.

Section 5.4 Accounts.

(1) Until the Administrative Agent has advised the Borrower to the contrary upon the occurrence and continuance of an Event of Default, the Borrower and the Restricted Subsidiaries, at its expense, shall enforce, collect and receive all amounts owing on the Accounts in the ordinary course of its business and provided Line Availability is not less than $75,000,000, any proceeds it so receives may be utilized by the Borrower and the Restricted Subsidiaries in the ordinary course of its business. Upon the request of the Administration Agent, the Borrower shall and shall cause each other Credit Party to deliver any requested Chattel Paper or Instrument to the Administrative Agent (in each case, accompanied by instruments of transfer executed in blank), and shall, if requested by the Administrative Agent, mark any Chattel Paper or Instrument that has not been delivered to the Administrative Agent with the following legend: "This writing and the obligations evidenced or secured hereby are subject to the security interest of CIT Business Credit Canada Inc. as Administrative Agent, for the benefit of the Lenders."

(2) The Borrower agrees to notify the Administrative Agent, and cause the Restricted Subsidiaries to notify the Administrative Agent: (a) of any matters adversely affecting the value, enforceability or collectability of any material Account and of all customer disputes, offsets, defences, counterclaims, returns, rejections and all reclaimed or repossessed merchandise or goods, and of any adverse effect in the value of its Inventory, in its reports provided to the Administrative Agent hereunder, in such detail and format as the Administrative Agent may reasonably require from time to time, and (b) promptly of any such matters which are material, as a whole, to the Accounts and/or the Inventory. The Borrower agrees to continue to follow its existing procedures regarding the issuance of credit memoranda and will provide duplicates to the Administrative Agent upon its request after the occurrence of an Event of Default upon accepting returns or granting allowances, and cause the Restricted Subsidiaries to do so.

Section 5.5 Insurance.

(1) The Borrower covenants and agrees to maintain comprehensive/umbrella, property and casualty insurance and business interruption insurance on its and the other Credit Parties' assets and business under such policies of insurance, with such insurance companies, in such reasonable amounts and covering such insurable risks as are at all times reasonably satisfactory to the Administrative Agent. All policies covering the assets are, subject to the rights of any holders of Permitted Encumbrances holding claims senior to the Administrative Agent, to be made payable to the Administrative Agent, on behalf of the Lenders, in case of loss, under a standard non-contributory "mortgagee", "lender" or "secured party" clause and are to contain such other provisions as the Administrative Agent may require to fully protect the Administrative Agent's and the Lenders' interest in the Collateral and to any payments to be made under such policies. Copies of the policies are to be delivered to the Administrative Agent, with the loss payable endorsement in the Administrative Agent's favour, on behalf of the Lenders, and shall provide for the insurance broker endeavouring to provide not less than thirty (30) days prior written notice to the Administrative Agent of any amendment, renewal, non-renewal, expiration, termination or cancellation. At the Borrower's request, or if the Borrower fails to maintain such insurance, the Administrative Agent on the Lenders' behalf may arrange for such insurance, but at the Borrower's expense and without any responsibility on the Administrative Agent's part for: (i) obtaining the insurance; (ii) the solvency of the insurance companies; (iii) the adequacy of the coverage; or (iv) the collection of claims. Upon the occurrence of an Event of Default which is continuing, the Administrative Agent shall, subject to the Intercreditor Agreement and the rights of any holders of Permitted Encumbrances holding claims senior to the Administrative Agent, have the sole right, and at its option, in the name of the Administrative Agent or the Borrower, to file claims under any insurance policies, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies.

(2) The insurance acquired by the Administrative Agent on behalf of the Lenders may, but need not, protect the Credit Parties' interest in the Collateral, and therefore such insurance may not pay claims which the Borrower may have with respect to the Collateral or pay any claim which may be made against the Borrower in connection with the Collateral. In the event the Administrative Agent on behalf of the Lenders purchases, obtains or acquires insurance covering all or any portion of the Collateral, the Borrower covenants and agrees to be responsible for all of the applicable costs of such insurance, including premiums, interest (at the applicable interest rate for Revolving Loans), fees and

any other charges with respect thereto, until the effective date of the cancellation or the expiration of such insurance. The Administrative Agent may charge all of such premiums, fees, costs, interest and other charges to the Revolving Loan Account. The Borrower hereby acknowledges that the costs of the premiums of any insurance acquired by the Administrative Agent on behalf of the Lenders may exceed the costs of insurance which the Borrower may be able to purchase on its own. In the event that the Administrative Agent on behalf of the Lenders purchases such insurance, the Administrative Agent will notify the Borrower of said purchase within thirty (30) days of the date of such purchase. If, within thirty (30) days after the receipt of such notice, the Borrower provides the Administrative Agent with proof that the Borrower had the insurance coverage required by this Agreement (in form and substance satisfactory to the Administrative Agent) as of the date on which the Administrative Agent on behalf of the Lenders purchased insurance and the Borrower continued at all times to have such insurance, then the Administrative Agent agrees to cancel the insurance purchased by the Administrative Agent on behalf of the Lenders and credit the Revolving Loan Account with the amount of all costs, interest and other charges associated with any insurance purchased by the Administrative Agent on behalf of the Lenders, including with any amounts previously charged to the Revolving Loan Account.

Section 5.6 Application of Proceeds of Collateral.

(1) The Borrower shall, and shall cause each other Credit Party to, after receipt by such Person of Asset Sale Proceeds or Insurance Proceeds in respect of any Disposition (other than the sale of Inventory in the ordinary course of business) or loss, destruction or condemnation, as the case may be, of any ABL Priority Collateral (1) forthwith apply such proceeds upon receipt thereof to the prepayment of outstanding Accommodations (together with all interest, fees and other amounts owing with respect thereto) in accordance with Section 1.3, and (2) forthwith thereafter deposit the amount of any excess Asset Sale Proceeds of Insurance Proceeds, as the case may be, into a Blocked Account.

(2) The Borrower shall, and shall cause each other Credit Party to, after receipt by such Person of (i) Asset Sales Proceeds in respect of Dispositions of Term Priority Collateral as permitted by Section 6.8 or (ii) Insurance Proceeds in respect of any loss, destruction or condemnation, as the case may be, of any Term Priority Collateral of (or held on behalf of) the Borrower, any Steel Entity or any Coke Entity in an aggregate amount not to exceed $50,000,000 for all such Persons from the date hereof until the Maturity Date, (1) prepay outstanding accommodations (together with all interest, fees and other amounts owing with respect thereto) under the Term Credit Agreement or the Exchange Notes, as the case may be, in an amount equal to such proceeds, or, in the case of such Insurance Proceeds only, reinvest such proceeds in the respective business to

which they relate within eighteen (18) months of receipt of such proceeds, (2) with respect to any excess Asset Sale Proceeds or Insurance Proceeds, as the case may be, not so applied in accordance with subsection (1) above but subject to Sections 4.1(2) and 4.1(3) of the Intercreditor Agreement, forthwith apply such proceeds to the prepayment of outstanding Accommodations (together with all interest, fees and other amounts owing with respect thereto) in accordance with Section 1.3, and (3) forthwith thereafter deposit the amount of any such excess Asset Sale Proceeds or Insurance Proceeds into a Blocked Account. For greater certainty, the prior written consent of the Co-Collateral Agents shall be required with respect to any use or application by the Term Agent or any Credit Party of Insurance Proceeds in respect of Term Priority Collateral of (or held on behalf of) the Borrower, any Steel Entity or any Coke Entity in excess of an aggregate amount of $50,000,000.

(3) For greater certainty and for purposes of Section 5.6(2)(1) above, if such Insurance Proceeds of the Borrower, any Steel Entity or any Coke Entity in an aggregate amount not to exceed $50,000,000 in the aggregate for all such Persons is committed to be reinvested within 18 months of such Insurance Proceeds being so received (or such longer period not in excess of 24 months to the extent such period in excess of 18 months is reasonably required to determine the most commercially effective method to reinvest such proceeds and the Borrower is pursuing such determination with commercially reasonable diligence), then such Insurance Proceeds, for the purpose of determining compliance with Section 5.6(2)(1) as of any date, shall be deemed to be so reinvested.

Section 5.7 Compliance with Laws Generally; Compliance with Pension Obligations.

(1) The Borrower shall and shall cause each other Credit Party to comply in all material respects with all applicable Laws and decrees, and agreements, licences, authorizations and permits material to the operation of the business of such Credit Party (excluding Environmental Laws and Environmental Permits, and with respect to Environmental Laws and Environmental Permits, in accordance with Section 5.9(a)).

(2) The Borrower shall, and shall cause each of the other Credit Parties to make, or cause to be made, all contributions or other payments required to be made to the Canadian Pension Plans under applicable Laws (including without limitation the Stelco Pension Regulation) and the Pension Agreement and to all Canadian Benefit Plans in accordance with the terms thereof when due. If any Credit Party fails to make any such contribution or other payment when due, the Administrative Agent may, subject to the ITA, the Pension Agreement and applicable Law, make such contribution or payment on the Credit Party's behalf (without any obligation whatsoever to do so); provided, that any Event of

Default resulting from a Credit Party's failure to make such a contribution or other payment shall not be cured by Administrative Agent's payment thereof. If the Administrative Agent makes a contribution or payment on a Credit Party's behalf, the Obligations of the Borrower hereunder shall be automatically increased by the amount of such contribution or payment, shall be due upon demand by the Administrative Agent and shall bear interest, calculated daily at the per annum rate of the sum of the then applicable Canadian Prime Rate plus the Applicable Canadian Prime Rate Margin plus the Default Rate of Interest, until paid.

Section 5.8 Intellectual Property.

(1) The Borrower shall and shall cause each other Credit Party to conduct its business and affairs without knowing, intentional or wilful infringement of any Intellectual Property of any other Person which a Governmental Entity has previously determined to be valid and enforceable, and shall not and shall cause each other Credit Party not to (i) enter into any agreements not in the ordinary course of its business and not inconsistent with past practices which prohibit, restrict or limit in any way the granting of Liens to the Administrative Agent in Intellectual Property hereafter owned or acquired by any Credit Party if such Intellectual Property is necessary and material to the conduct of such Credit Party's business, or (ii) file, either itself or through any agent, employee, licensee or designee, an application for the registration of any Design, Patent, Trademark or Copyright with any Canadian Intellectual Property Office or the United States Patent and Trademark Office or the United States Copyright Office or any similar office or agency in respect of any Design, Patent, Trademark or Copyright which is necessary and material to the operation of its business without giving the Co-Collateral Agents concurrent written notice thereof. Upon request of the Co-Collateral Agents, the Borrower shall and shall cause each such other Credit Party to execute and deliver any and all intellectual property security agreements as they may reasonably request to evidence the Lien in favour of the Administrative Agent on such Design, Patent, Trademark or Copyright, and the intangible property of such Credit Party relating thereto or represented thereby.

(2) The Borrower shall and shall cause each other Credit Party to take all actions consistent with past practices and which are necessary or reasonably requested by the Co-Collateral Agents to maintain and pursue each application, to obtain the relevant registration and to maintain the registration of each of such of its Designs, Patents, Trademarks and Copyrights (now or hereafter existing), including the filing of applications for renewal, affidavits or declarations of use, affidavits of non-contestability and opposition and interference and cancellation proceedings, unless the relevant Credit Party shall determine, acting reasonably,

that such Design, Patent, Trademark or Copyright is not necessary and material to the conduct of its business.

(3) The Borrower shall and shall cause each other Credit Party to notify the Administrative Agent immediately if it knows or has reason to know that any application or registration relating to any Intellectual Property (now or hereafter existing) that is necessary and material to the conduct of its business may become abandoned or of any adverse determination or development (including the institution of, or any such determination or development in, any proceeding in any Canadian Intellectual Property Office, the United States Patent and Trademark Office or the United States Copyright Office or any court) regarding its ownership of such Intellectual Property, its rights to register the same, or to keep and maintain the same.

(4) In the event that any material Intellectual Property is infringed upon or misappropriated by a third party, the Borrower shall and shall cause each other Credit Party to notify the Administrative Agent promptly after it learns thereof. The Borrower shall and shall cause each other Credit Party to, unless it shall reasonably determine that such Intellectual Property is in no way necessary and material to the conduct of its business, promptly sue for infringement or misappropriation and to recover any and all damages for such infringement, misappropriation or dilution and shall take such other actions as the Administrative Agent shall reasonably deem appropriate under the circumstances to protect such Intellectual Property.

Section 5.9 Environmental Matters.

The Borrower shall and shall cause each other Credit Party and each Person within its control to: (a) conduct its operations and keep and maintain its Real Estate in compliance with all of its environmental compliance, monitoring, remediation and other policies in effect as of the Closing Date and otherwise implement any and all investigation, remediation, removal and response actions that are necessary in order to remain in compliance with such policies, (b) notify the Administrative Agent promptly after such Credit Party becomes aware of any violation of Environmental Laws or Environmental Permits or any Release on, at, in, under, above, to, from or about any Real Estate that is reasonably likely to result in any Environmental Liabilities in excess of $5,000,000, and (c) promptly forward to the Administrative Agent a copy of any order, notice, request for information or any communication or report received by such Credit Party in connection with any such violation or Release whether or not any Governmental Entity has taken or threatened any action in connection with any such violation, Release or other matter. If the Administrative Agent at any time has a reasonable basis to believe that there may be a violation of any Environmental Laws or Environmental Permits by any Credit Party or any Environmental Liability arising thereunder, or a Release of Hazardous Materials on, at, in, under, above, to, from or

about any of its Real Estate, that, in each case, could reasonably be expected to have a Material Adverse Effect, then each Credit Party shall, upon the Administrative Agent's written request (i) cause the performance of such environmental audits including subsurface sampling of soil and groundwater, and preparation of such environmental reports, at the Borrower's sole cost and expense, as the Administrative Agent may from time to time reasonably request, which shall be conducted by reputable environmental consulting firms reasonably acceptable to the Administrative Agent and shall be in form and substance reasonably acceptable to the Administrative Agent, and (ii) permit the Administrative Agent or its representatives to have access during regular business hours and upon reasonable notice (or, after the occurrence of an Event of Default, at any time) to all Real Estate for the purpose of conducting such environmental audits and testing as the Administrative Agent deems reasonably appropriate, including subsurface sampling of soil and groundwater. The Borrower shall reimburse the Administrative Agent for the costs of such audits and tests and the same will constitute a part of the Obligations secured hereunder.

Section 5.10 Real Estate Matters.

(1) After the Closing Date, no real property or warehouse space shall be leased by any Credit Party which is not so leased on the Closing Date to store Collateral with a fair market value in excess of $10,000,000 in the aggregate for all such Collateral (provided that the Eligible Inventory component thereof shall not have a fair market value in excess of $5,000,000 in the aggregate) without the prior written consent of the Co-Collateral Agents.

(2) The Borrower shall and shall cause each other Credit Party to timely and fully pay and perform its material obligations under all leases and other agreements with respect to each leased location or location where any Collateral is or may be located. To the extent otherwise permitted hereunder, if any Credit Party proposes to acquire a fee ownership interest in Real Estate after the Closing Date, it shall first provide to the Administrative Agent environmental audits, and, if requested by the Co-Collateral Agents, a mortgage or deed of trust granting the Administrative Agent a Lien on such Real Estate, together with title opinions or a mortgage title insurance commitment, all in form and substance reasonably satisfactory to the Co-Collateral Agents, and, if required by the Co-Collateral Agents, supplemental casualty insurance and flood insurance, and such other documents, instruments or agreements reasonably requested by the Co-Collateral Agents, in each case, in form and substance reasonably satisfactory to the Co-Collateral Agents and consistent with the requirements contained herein with respect to fee simple Real Estate.

(3) If the sale by the Borrower, Welland Pipe Ltd. and Camrose Tubes Limited to Universal Capital Corporation of the Excluded Real Estate identified in Schedule **Error! Reference source not found.** as 615 Rusholme Road, Welland, Ontario

(including Canal Access) ("**Rusholme Road**") is not completed on or prior to July 31, 2006, the Borrower shall and/or shall cause the applicable Affiliate to execute and deliver a Mortgage and such other Real Estate Security with respect to Rusholme Road in the forms delivered by the other Credit Parties as of the Closing Date (or as amended, restated, or modified thereafter), together with such other instruments, certificates and opinions as are necessary in the opinion of the Administrative Agent to satisfy the conditions precedent set forth in Section 2.1(13) as if Rusholme Road was not Excluded Real Estate as of the Closing Date.

Section 5.11 Right of Inspection and Access to Management and Audits.

The Borrower shall, and shall cause each other Credit Party to, during normal business hours, upon one (1) Business Day's prior notice: (i) provide the Administrative Agent and the Co-Collateral Agents and any of their respective officers, employees, agents and appraisers access to the properties, facilities (including the computer systems of each Credit Party used to store, log, track, monitor and record any and all Collateral), personnel and accountants of each Credit Party and to the Collateral, and (ii) permit the Administrative Agent or the Co-Collateral Agents and any of their respective officers, employees, agents and appraisers, to inspect, audit and make extracts from any Credit Party's Books and Records. The Borrower also, upon the occurrence of an Event of Default that is continuing, consents (and shall cause each Restricted Subsidiary to do so) to the Administrative Agent contacting any and all third parties the Administrative Agent may reasonably require from time to time, including, without limitation, CRA for purposes of verifying the state of the Collateral and the Borrower's and each Canadian Restricted Subsidiary's tax position and agrees to execute and deliver a CRA business consent form in respect thereof (which may only be used by the Administrative Agent following the occurrence of an Event of Default that is continuing). If an Event of Default has occurred and is continuing, or if access is necessary to preserve or protect the Collateral, as determined by the Co-Collateral Agents, each such Credit Party shall provide such access to the Administrative Agent and the Co-Collateral Agents at all times and without advance notice. The Credit Parties shall reimburse such Agents for any out of pocket expenses incurred by such Agents, as well as for the reasonable fees and expenses of any advisers or consultants retained by such Agents, in connection with any such access, inspection, audits, reviews and evaluations conducted pursuant to this Section 5.11.

Section 5.12 Appraisals.

The Borrower shall and shall cause each other Credit Party to permit the Co-Collateral Agents from time to time to conduct, at the sole cost and expense of such Credit Party, (i) annual Inventory appraisals, (ii) field examinations of the Collateral three (3) times per Fiscal Year, (iii) quarterly Inventory appraisals at any time that Availability is less than $100,000,000; (iv) annual appraisals of other assets (including, without limitation, Shares, Real Estate subject to a Mortgage and Equipment) of such

Credit Party, and (v) any such appraisals and field examinations listed above at any time upon the occurrence of an Event of Default.

Section 5.13 Supplemental Disclosure.

From time to time as may be reasonably requested by the Administrative Agent, the Borrower shall and shall cause each other Credit Parties to supplement each representation or warranty and/or any applicable Schedule herein or in any other Loan Document, with respect to any matter hereafter arising that, if existing or occurring at the date of this Agreement, would have been required to be set forth as an exception to such representation or warranty and/or any applicable Schedule or that is necessary to correct any representation or warranty and/or any applicable Schedule which has been rendered inaccurate thereby; provided that (a) no such supplement to any such representation or warranty and/or any applicable Schedule shall amend, supplement or otherwise modify any representation or warranty and/or any applicable Schedule, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Administrative Agent and the Required Lenders in writing, and (b) no supplement shall be required or permitted as to representations and warranties that relate solely to the Closing Date or any other specific earlier date.

Section 5.14 Further Assurances.

The Borrower shall and shall cause each other Credit Party to, at such Credit Party's sole cost and expense and upon request of the Administrative Agent, the Co-Collateral Agents or the Lenders, duly execute and deliver, or cause to be duly executed and delivered, to it such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Person making such request to carry out more effectively the provisions and purposes of this Agreement or any other Loan Document, including, without limitation, the perfection, publication and other registration of the Administrative Agent's Liens on the Collateral of the Credit Parties. The Administrative Agent is hereby authorized by the Borrower to file (including pursuant to the applicable terms of the PPSA) from time to time any financing statements, continuations or amendments covering the Collateral whether or not the Borrower's signature appears thereon. The Borrower hereby consents to and ratifies any and all execution and/or filing of financing statements on or prior to the Closing Date by the Administrative Agent.

ARTICLE 6
NEGATIVE COVENANTS

The Borrower agrees as to all Credit Parties that from and after the date hereof until the Termination Date, without the prior written consent of the Administrative Agent and the Required Lenders, or such other consent requirements as expressly set forth in this Article 6, which consent may be given at the sole option and discretion of

the Administrative Agent and such Required Lenders and which all Credit Parties agree may be arbitrarily or unreasonably withheld or delayed, that:

Section 6.1 Mergers, Subsidiaries, Etc.

The Borrower shall not, and shall cause each of the other Credit Parties not to, directly or indirectly, by operation of law or otherwise, (a) form or acquire any Subsidiary, or (b) amalgamate, merge or consolidate with, acquire all or substantially all of the property or assets or Shares of, or otherwise combine with or acquire, any other Person, except, provided that no Default or Event of Default has occurred and is continuing or would result therefrom, (i) any Restricted Subsidiary which is created or formed, as the case may be, and existing under the laws of a state of the United States of America may consolidate with or amalgamate or merge with, or convey, transfer or lease all or substantially all of its assets in a single transaction or series of transactions to any other Restricted Subsidiary which is created or formed, as the case may be, and existing under the laws of a state of the United States of America, and (ii) any Excluded Subsidiary may liquidate, wind-up or dissolve into or otherwise amalgamate, consolidate with, or transfer all or substantially all of its property and assets to, any Credit Party.

Section 6.2 Investments.

The Borrower shall not, and shall cause each of the other Credit Parties not to, directly or indirectly make or permit to exist any Investment in, or make, accrue or permit to exist loans or advances of money to, any Person, through the direct or indirect lending of money, holding of securities or otherwise, except (a) (i) each Credit Party may maintain its existing Investments in its Subsidiaries and Affiliates as of the Closing Date, (ii) Hamilton Steel LP may make Investments in Baycoat Limited, Z-Line Company and D.C. Chrome Limited, and (iii) Lake Erie Steel LP may make Investments in Slabco, in each case in subsections (ii) and (iii) above, in accordance with the applicable joint venture agreement, shareholders agreement or advances agreement; (b) subject to Section 6.4, each Credit Party may extend trade credit in the ordinary course of business; (c) the Borrower may make Investments consisting of the purchase of any equity Shares of any Subsidiary that do not result in the occurrence of a Fundamental Change; and (d) each Credit Party may make Investments consisting of unsecured intercompany loans and advances to any other Credit Party or to any Excluded Subsidiary consistent with past practices for (i) the extension of trade credit, (ii) payments in respect of OPEB and Canadian Pension Plans required to be made by Welland Pipe Ltd. and Stelpipe Ltd., (iii) payments made in the ordinary course of business to Chisholm Coal Company in respect of environmental remediation costs incurred by it, (iv) payments made in the ordinary course of business in respect of employees obligations incurred by Chisholm Coal Company, Stelco USA Inc., Stelco Coal Company and Kanawha Coal Company, and (v) payments made in the ordinary course of business in respect of purchases of steel and coke, coal and ore, scrap metal and for steel processing services, provided that, in each of the foregoing cases for (a) to

(d) above: (A) each Credit Party and Excluded Subsidiary shall record all intercompany transactions on its Books and Records in a manner reasonably satisfactory to the Administrative Agent; and (B) no Default or Event of Default has occurred or would occur after giving effect to any such proposed intercompany loan or other Investment. For greater certainty, no payments shall be made for the purposes of subsection (d)(ii) above by any of the Steel Entities to or on behalf of Welland Pipe Ltd. or Stelpipe Ltd., as the case may be.

Section 6.3 Indebtedness.

(1) The Borrower shall not, and shall cause each of the other Credit Parties not to, create, incur, assume or suffer to exist any Indebtedness, except (without duplication) (i) the Revolving Loans and the other Obligations, (ii) Indebtedness incurred pursuant to the Term Credit Agreement or the Exchange Notes in an aggregate principal amount not to exceed $375,000,000 (plus any Term Credit Capitalized Interest Payments), (iii) Indebtedness incurred pursuant to the Secured Floating Rate Notes issued pursuant to the Secured Notes Trust Indenture in an aggregate principal amount not to exceed the U.S. Dollar equivalent of $275,000,000 as of the Closing Date, (plus any Secured Notes Capitalized Interest Payments), (iv) Indebtedness incurred pursuant to the Province Note in an aggregate principal amount not to exceed $150,000,000, (v) Indebtedness incurred pursuant to the TD Banking Services Agreement in an aggregate principal amount not to exceed $5,000,000, (vi) Indebtedness permitted to be created, incurred or assumed in respect of any other Permitted Encumbrances, (vii) provided no Default or Event of Default has occurred which is continuing or would result therefrom, Indebtedness in respect of foreign exchange contracts and non-speculative commodity options permitted pursuant to Section 6.18, (viii) Indebtedness permitted pursuant to Section 6.2(d), (ix) Indebtedness under the Supply and Services Agreements, and (x) any refinancing or replacement to the Indebtedness described in Section 6.3(1)(ii), (iii) or (iv) without giving effect to any increases in the maximum principal amounts of such Indebtedness beyond those permitted on the Closing Date.

(2) The Borrower shall not, and shall cause each of the other Credit Parties not to:

(a) make any payments or prepayments in respect of Indebtedness permitted under Section 6.3(1)(ii), (iii), (iv) or (v) or under Guaranteed Indebtedness expressly permitted under Section 6.6, including, without limitation, on account of principal, interest, fees, expenses and other amounts, except:

(i) provided no Default or Event of Default has occurred which is continuing or would result therefrom which has not been waived in accordance with the terms hereof, (x) payments of principal by the Borrower under the Term Credit Agreement (from and after

(A) the date which is three months after the Closing Date, and (B) any time prior to the date which is three months after the Closing Date when Availability is in excess of $100,000,000 (and in such case, only to the extent that Availability would remain in excess of $100,000,000 after the making of such payment)), and under the TD Banking Services Agreement, (y) regularly scheduled payments by the Borrower of interest (including, for greater certainty, Capitalized Interest Payments), fees, gross-up, indemnification and reasonable expense reimbursement under and in accordance with the provisions of each of the Term Credit Agreement, the Secured Floating Rate Notes, the Province Note and the TD Banking Services Agreement (but, for greater certainty, Capitalized Interest Payments are also permitted while a Default or Event of Default has occurred which is continuing), and (z) payments in respect Guaranteed Indebtedness expressly provided under Sections 6.6(a), (b) and (f); and

(ii) after the commencement of any Enforcement Action or any Insolvency Proceeding which is continuing, (x) payments of principal by the Borrower under the Term Credit Agreement or any outstanding Exchange Notes, and (y) regularly scheduled payments by the Borrower of interest (excluding Term Credit Capitalized Interest Payments), fees, indemnification, gross-up and reasonable expense reimbursement under and in accordance with the Term Credit Agreement or any outstanding Exchange Notes, as applicable, and in each such case for (x) and (y) above, only to the extent that (1) each of (A) Availability and (B) projected Availability on a rolling 13-week-basis (based on consolidated cash flow projections prepared by the Borrower for such rolling 13 week period in form and content satisfactory to the Co-Collateral Agents acting reasonably) are in excess of $100,000,000 (and, in such cases, only to the extent that Availability would remain in excess of $100,000,000 after the making of any such payments), and (2) the Lenders have not suspended the Revolving Line of Credit, terminated their Commitments hereunder or otherwise so reduced such Commitments, in each case, in their sole discretion; or

(b) directly or indirectly, voluntarily purchase, redeem, defease, prepay or offer to prepay any principal of, premium, if any, interest, fees, expenses or other amounts payable in respect of any Indebtedness, other than the Obligations, Indebtedness between the Credit Parties and otherwise as expressly permitted under subsection (a) above.

For greater certainty, (x) the Borrower may make regularly scheduled Term Credit Capitalized Interest Payments at any time, including while a Default or Event of Default has occurred which is continuing, and (y) proceeds of Dispositions of property and assets effected in compliance with Section 6.8 may be applied to payments of principal outstanding under the Term Credit Agreement in accordance with Section 5.6 and the Intercreditor Agreement at any time, including while a Default or Event of Default has occurred which is continuing.

(3) The Borrower shall not, and shall cause each of the other Credit Parties not to, enter into any commitment letter, term sheet or similar binding or non-binding arrangement or agreement in respect of the provision of debtor-in-possession or similar financing to the Borrower and/or the Credit Parties with any Person other than the Administrative Agent and the Lenders.

Section 6.4 Employee and Affiliate Transactions.

(1) The Borrower shall not, and shall cause each of the other Credit Parties not to, enter into or be a party to any purchases of goods and/or services with any Affiliate of such Credit Party or any other non-arm's length Person except (i) the Supply and Services Agreements, the Lake Erie Coke Lease, the Hamilton Coke Lease and the Slabco Tolling Agreement, and (ii) other transactions in the ordinary course of such Credit Party's Business, in each case in (i) and (ii) above, upon fair and reasonable terms that are no less favourable to such Credit Party than would be obtained in a comparable transaction with a Person who is dealing at arms-length with such Credit Party.

(2) The Borrower shall not, and shall cause each of the other Credit Parties not to, enter into any lending or borrowing transaction with any employees of any Credit Party, except loans to its employees in the ordinary course of business consistent with past practices for travel and entertainment expenses, relocation costs and similar purposes up to a maximum of $1,000,000 in the aggregate at any one time outstanding.

Section 6.5 Capital Structure and Business.

(1) The Borrower shall not, and shall cause each of the other Credit Parties not to, (a) make any changes in any of its business objectives, purposes or operations that could reasonably be expected to adversely affect the repayment of any of the Obligations or could reasonably be expected to have or result in a Material Adverse Effect, (b) make any change in its capital structure, including the issuance, sale, exchange, abandonment, redemption, repurchase, release or other disposition of any Shares, warrants or other securities convertible into Shares or any revision of the terms of its outstanding Shares, other than(i) changes to the equity capital structure of the Borrower and issuances of New Common Shares

and other equity securities of the Borrower, provided such changes and issuances do not result in the occurrence of a Fundamental Change, (ii) Dispositions of Shares permitted under Section 6.8(1)(f); (iii) the issuance of Exchange Notes, (iv) Secured Notes Capitalized Interest Payments, and (v) issuances of equity Shares permitted by Section 6.2(c) or (c) enter into any agreement, term sheet or commitment letter to do anything prohibited in subsections (a) and (b).

(2) No Credit Party shall engage in any business other than the Businesses currently engaged in by it or as contemplated by the CBCA Plan of Arrangement.

Section 6.6 Guaranteed Indebtedness.

The Borrower shall not, and shall cause each of the other Credit Parties not to, create, incur or assume any Guaranteed Indebtedness except (a) by endorsement of instruments or items of payment for deposit to the account of any Credit Party in the ordinary course of business, (b) for Guaranteed Indebtedness incurred for the benefit of any other Credit Party if the primary obligation is expressly permitted by this Agreement (including, for greater certainty, under the Supply and Services Agreements and the Slabco Tolling Agreement), (c) the guarantees by the Restricted Subsidiaries of the Obligations and of the obligations of the Borrower under the Term Credit Agreement, the Exchange Notes and the Secured Floating Rate Notes, (d) the guarantees by the General Partners (other than HLE Mining GP, HMLTN Energy GP and Lake Erie Energy GP) and the Limited Partnerships (other than HLE Mining LP, HMLTN Energy LP and Lake Erie Energy LP) and, provided such Subsidiary is also a Restricted Subsidiary for purposes of this Agreement and the other Loan Documents, any other Subsidiary who is required under the Province Note to become a guarantor of the obligations of the Borrower under the Province Note, (e) Guaranteed Indebtedness incurred in respect of obtaining the consents listed in Schedule **Error! Reference source not found.**, and (f) indemnities in favour of their directors, officers, employees and consultants in the ordinary course of business.

Section 6.7 Liens.

(1) The Borrower shall not, and shall cause each of the other Credit Parties and Excluded Subsidiaries not to, create, incur, assume or permit to exist any Lien on or with respect to any of its properties or assets (whether now owned or hereafter acquired) except Permitted Encumbrances. The Borrower shall not, and shall cause each of the other Credit Parties and Excluded Subsidiaries not to, become a party to any agreement, note, indenture or instrument, or take any other action, that would prohibit the creation of a Lien on any of its properties or other assets in favour of the Administrative Agent or the Lenders as additional collateral for the Obligations, except as expressly permitted by Section 5.8(1)(i).

(2) The Borrower shall not, and shall cause each of the other Credit Parties and Excluded Subsidiaries not to, consent to or bring any application or motion for any Lien or other charge to be granted by a Governmental Entity (by court order or otherwise) over the Collateral or any part thereof in priority to or pari passu with the Liens created by the Loan Documents.

(3) The Borrower shall cause The Stelco Plate Company Ltd. not to (i) create, incur, assume or permit to exist any Lien on or with respect to any of its property or assets except those in favour of CIBC on the date hereof, (ii) create, incur, assume or suffer to exist any Indebtedness, except Indebtedness in favour of CIBC on the date hereof, and (iii) conduct or operate any business.

(4) For greater certainty, the Borrower shall not and shall cause the applicable Credit Parties and Excluded Subsidiaries not to create, incur, assume or permit to exit any Lien on or with respect to the Excluded Real Estate, other than Permitted Encumbrances (other than Liens referred to in subsection (d) of the definition of "Permitted Encumbrances").

Section 6.8 Sale of Shares and Assets.

(1) The Borrower shall not, and shall cause each of the other Credit Parties and Excluded Subsidiaries not to Dispose of any of their respective property or assets other than (but subject to the last paragraph of this Section 6.8):

(a) Dispositions of Inventory of the Borrowing Base Parties in the ordinary course of business;

(b) Dispositions of any property or assets (other than Shares, Inventory of any Borrowing Base Party out of the ordinary course of business and Accounts of any Borrowing Base Party) of any of the Restricted Subsidiaries (other than any of the Steel Entities) or any of the Excluded Subsidiaries;

(c) in addition to subsection (a) above and subsection (e) below, Dispositions of any property or assets (other than Shares, Inventory out of the ordinary course of business and Accounts) of Hamilton Steel LP and Hamilton Steel GP in an aggregate amount not to exceed $5,000,000 in any Fiscal Year;

(d) in addition to subsection (a) above and subsection (e) below, Dispositions of any property or assets (other than Shares, Inventory out of the ordinary course of business and Accounts) of Lake Erie Steel LP and Lake Erie Steel GP in an aggregate amount not to exceed $5,000,000 in any Fiscal Year;

(e) Dispositions of any property or assets (other than Shares and Inventory out of the ordinary course of business) which have become worn-out, unserviceable, obsolete, unsuitable or unnecessary in the conduct of the respective businesses of the Borrower or any of the Steel Entities in an aggregate amount not to exceed $10,000,000 for all such Persons combined in any Fiscal Year; and

(f) Dispositions of any Shares of any Credit Party, provided such Disposition does not result in the occurrence of a Fundamental Change;

In the event that a Disposition is effected pursuant to a transaction permitted under this Section 6.8, and no Default or Event of Default exists or would result therefrom, the relevant Credit Party that owns the Collateral that is the subject of such Disposition shall, subject to the Intercreditor Agreement, be released from the Liens constituted by the Loan Documents (as to such Collateral), and, where applicable, any guarantee; provided however, that the prior written consent of the Co-Collateral Agents shall be required in respect of the release of any such Liens and/or guarantees provided by any Borrowing Base Party, which consent may be withheld in their sole discretion. The Administrative Agent shall deliver (and the Co-Collateral Agents and the Lenders hereby authorize the Administrative Agent to deliver), at the Borrower's expense, such waivers, consents, and other instruments to the applicable Credit Party as the Credit Party may reasonably require in order to evidence such releases.

(2) For greater certainty, Section 6.8 does not restrict or limit the ability of the Credit Parties or the Excluded Subsidiaries to effect transactions in accordance with Section 6.1.

Section 6.9 ERISA.

(1) The Borrower shall not, and shall cause each of the other Credit Parties and any ERISA Affiliate not to, cause or permit to occur an event that could result in the imposition of a Lien under Section 412 of the IRC or Section 302 or 4068 of ERISA.

(2) The Borrower shall not, and shall cause each of the other Credit Parties and any ERISA Affiliate not to, cause or permit to occur an ERISA Event to the extent such ERISA Event could reasonably be expected to have a Material Adverse Effect.

Section 6.10 Hazardous Materials.

The Borrower shall not, and shall cause each of the other Credit Parties not to, cause or permit a Release of any Hazardous Material on, at, in, under, above, to, from or about any of the Real Estate where such Release would (a) violate in any respect, or form the basis for any Environmental Liabilities under, any Environmental Laws or Environmental Permits, and (b) otherwise adversely impact the value or marketability

of any of the Collateral, other than such Releases that could not reasonably be expected to have a Material Adverse Effect.

Section 6.11 Sale-Leasebacks.

The Borrower shall not, and shall cause each of the other Credit Parties not to, engage in any sale-leaseback, synthetic lease, securitization or similar transaction involving any of its assets.

Section 6.12 Accounts.

The Borrower shall not, and shall cause each of the other Credit Party not to, (i) compromise, adjust or extend the time for payment of any Accounts or grant any discounts, allowances or credits thereon in each case other than in the normal course of business, (ii) fail to fulfill and perform any and all warranty obligations to its customers which could impact the recoverability of any Account, or (iii) (x) redate any invoice or (y) make sales or provide services on extended dating, (in the case of this subsection (y) only, beyond that customary in the respective Businesses).

Section 6.13 Payments and Restricted Payments.

The Borrower shall not, and shall cause each of the other Credit Parties not to, make any Restricted Payment, except (a) intercompany loans and advances between the Credit Parties to the extent permitted by Section 6.2, (b) dividends and distributions by Subsidiaries paid to the Borrower or to another Credit Party,(c) payments permitted under Section 6.3(2) as they relate solely to the Secured Floating Rate Notes and the Province Note, (d) payments permitted under Section 6.4; (e) the payment of reasonable and customary fees and reimbursement of expenses payable to employees, officers, and directors of such Credit Party; (f) the payment of management fees (or other fees of a similar nature), provided the terms and conditions of such fees otherwise comply with Section 6.4(1) hereof; and (g) payments contemplated by the Supply and Services Agreements, the Lake Erie Coke Lease, the Hamilton Coke Lease and the Slabco Tolling Agreement; provided that and for so long as, in each case, no Default or Event of Default has occurred which is continuing or would result after giving effect to such Restricted Payment.

Section 6.14 Change of Corporate Name or Location; Change of Fiscal Year.

The Borrower shall not, and shall cause each of the other Credit Parties and the Excluded Subsidiaries not to, (a) change its name, (b) change its chief executive office, registered office pursuant to its constating documents, principal place of business, corporate offices, the location of its records, including Books and Records, concerning the Collateral or, other than in compliance with Section 5.10(1), warehouses or locations at which Collateral is held, stored or located, (c) change the type of entity that it is, (d) change its organization identification number, if any, issued by its jurisdiction of organization or (e) change its jurisdiction of formation or organization without, in each case above except for subsection (c) (which shall require the prior written consent of the

Administrative Agent and each of the Lenders), at least 30 days' prior written notice to the Co-Collateral Agents and after the written acknowledgement of the Co-Collateral Agents that any reasonable action requested by the Co-Collateral Agents in connection therewith, including, without limitation, the obtaining of any landlord waiver and anything else necessary or desirable to continue the perfection (in order to protect the priority) of any Liens in favour of the Administrative Agent, on behalf of Lenders, in any Collateral, has been completed or taken, and provided that any such new location shall be in Canada for any Credit Party or Excluded Subsidiary which is existing under the laws of Canada or any province thereof, or any State acceptable to the Co-Collateral Agents for any Credit Party or Excluded Subsidiary which is existing under the laws or any State of the United States of America. Without limiting the foregoing, no Credit Party or Excluded Subsidiary shall change its name, identity or corporate or limited partnership structure in any manner that might make any financing, financing change, or continuation statement or other applicable perfection filing made in connection herewith materially misleading within the meaning of the PPSA or any other applicable law except upon 30 days' prior written notice to the Co-Collateral Agents and after the written acknowledgement of the Co-Collateral Agents that any reasonable action requested by the Co-Collateral Agents in connection therewith, including to continue the perfection of any Liens in favour of the Administrative Agent, on behalf of Lenders, in any Collateral, has been completed or taken. No Credit Party shall change its Fiscal Year.

Section 6.15 No Impairment of Intercompany Transfers.

The Borrower shall not, and shall cause each of the other Credit Parties not to, directly or indirectly enter into or become bound by any agreement, instrument, indenture or other obligation (other than this Agreement, the other Loan Documents, the Term Credit Documents and the Secured Notes Credit Documents) that could directly or indirectly restrict, prohibit or require the consent of any Person with respect to the payment of dividends or distributions or the making or repayment of intercompany loans by a Subsidiary of any Credit Party to any Credit Party or between Credit Parties.

Section 6.16 Changes to Material Contracts and Pension and Benefit Plans.

(1) The Borrower shall not, and shall cause each of the other Credit Parties not to, change or amend the terms of any Material Contract, Supply and Services Agreement, Limited Partnership Agreement, Restricted Subsidiary USD or the TD Banking Services Agreement in any manner adverse to any Credit Party, the Administrative Agent or the Lenders.

(2) Without limiting the generality of the foregoing, the Borrower shall not, and shall cause each of the other Credit Parties not to, change or amend the terms of (including by way of entering into any Supplemental Indenture (as identified in the Platform Trust Indenture)) any of the Term Credit Documents, Secured

Notes Credit Documents or the Province Credit Documents, except as permitted by the Intercreditor Agreement or the Province Intercreditor Agreement, as the case may be. The Borrower shall not exercise any right of Legal Defeasance or Covenant Defeasance pursuant to, and as such terms are defined in the Secured Notes Credit Documents. The Borrower shall not post any security as contemplated by Section 4.01(d) of the Supplemental Indenture, and the Borrower shall not pay to or deposit with either of the Secured Notes Trustees, any amounts as contemplated by Section 5.03 (to the extent such payment or deposit would result in the violation of Section 6.3 hereof or any provision of the Intercreditor Agreement) or Section 12.11(1)(a)(ii) of the Platform Trust Indenture. The Borrower shall not appoint or allow any Person other than itself or the Secured Notes Trustees to be the Paying Agent pursuant to, and as such term is defined in the Secured Notes Credit Documents.

(3) The Borrower shall not increase the amount of the D&O Trust and upon termination of such trust the Borrower shall ensure that all amounts therein shall be returned to the Borrower.

(4) The Borrower shall not, and shall cause each of the other Credit Parties not to, (i) make any amendment to any Canadian Pension Plan, or the Pension Agreement (including, without limitation, by changing the benefits under any Canadian Pension Plan) in a manner which (y) increases the quantum of contributions or other funding to be made thereunder, or; (z) increases or could result in an increase in the amount of any solvency deficiency or going concern unfunded liability thereunder; in each case, in an aggregate amount in excess of $5,000,000 or which, in the sole discretion of the Co-Collateral Agents, compromises the priority of the security granted in favour of the Administrative Agent, the Co-Collateral Agents and the Lenders, (ii) terminate (in whole or in part) in violation of Section 9.1(i) any Canadian Pension Plan or (iii) fail to maintain the currency of any contribution obligation in respect of any Canadian Pension Plan in accordance with the Pension Agreement, the Stelco Pension Regulation, the PBR or other applicable Law. The Borrower shall not, and shall cause each of the other Credit Parties not to, establish any new pension plan (whether a defined benefit pension plan or otherwise) without the prior written consent of the Administrative Agent and the Lenders.

(5) Except for purposes of permitting commuted value transfers under Section 42 of the PBA in circumstances other than a partial plan wind-up, the Borrower shall not and shall cause each other Credit Party not to make any contribution or other payment to the Canadian Pension Plans in excess of the minimum amount thereof required to be made under the Pension Agreement, the Stelco Pension Regulation and the PBR.

(6) Except as set forth in Schedule **Error! Reference source not found.** the Borrower shall not and shall cause each other Credit Party not to cause or permit any ERISA Affiliate to, cause or permit to occur an event that could result in the imposition of a Lien under Section 412 of the IRC or Section 302 or 4068 of ERISA which could, individually or in the aggregate, reasonably be expected to exceed US$1,000,000 in liability to any Credit Party or cause or permit to occur an ERISA Event to the extent such ERISA Event could, individually or in the aggregate, reasonably be expected to result in any liability to any Credit Party in an amount which would exceed US$1,000,000.

Section 6.17 Compliance with Orders.

The Borrower shall not, and shall cause each of the other Applicants not to, take or omit to take any action that would result in a breach or contravention of or non-compliance with or otherwise alter, amend, vary or change the Sanction Order, the US Confirmation Order or the order approving the CBCA Plan of Arrangement in any respect that could, in the sole opinion of the Administrative Agent and the Lenders, adversely affect any of the rights or interests of the Administrative Agent, any Co-Collateral Agent or any Lender under such Orders, this Agreement or any other Loan Document, including with respect to the Collateral.

Section 6.18 No Speculative Transactions.

The Borrower shall not, and shall cause each of the other Credit Parties not to, engage in any transaction involving speculative commodity options, futures contracts or similar transactions, except for non-speculative commodity options, future contracts or similar transactions on an unsecured basis or secured by Letters of Credit issued pursuant to this Agreement, in either case, solely to hedge in the ordinary course of business against fluctuations in the values of commodities or foreign currencies receivable or payable by it and interest rate swaps, caps or collars, in each case, pursuant to its reasonable business needs.

Section 6.19 Deposit and Disbursements Accounts.

The Borrower shall not, and shall cause each of the other Credit Parties not to, (i) own or maintain a Bank Account or a Securities Account, or (ii) enter into a blocked account agreement, lock box agreement or similar arrangement in respect of any Bank Account or a Securities Account, without the prior written consent of the Co-Collateral Agents.

Section 6.20 Excluded Subsidiaries

The Borrower shall not permit any Excluded Subsidiary to conduct any business, acquire any property or assets or otherwise become liable for any obligation except as set forth in Section 3.8(6) and except for nominal amounts as may be required to liquidate, wind-up or dissolve such Excluded Subsidiary.

ARTICLE 7
FINANCIAL COVENANTS

Section 7.1 Maximum Maintenance Capital Expenditures.

Other than in respect of Strategic Capital Expenditures, the Borrower shall not, and shall cause each of the other Credit Parties not to, incur Capital Expenditures or Maintenance Capital Expenditures, as the case may be, in any Fiscal Year (calculated on a cumulative and consolidated basis) in amounts greater than 125% of the amount of Capital Expenditures or Maintenance Capital Expenditures, as the case may be, set forth in the annual operating business plan for such Fiscal Year provided to the Administrative Agent and the Lenders pursuant to Section 4.1(4).

ARTICLE 8
TERM

Section 8.1 Term and Termination.

(1) Unless demand is earlier made pursuant to the provisions of this Agreement, the Borrower shall repay, and there shall become due and payable, the Obligations and all accrued and unpaid interest thereon and all other amounts payable with respect thereto, on the earlier of the Early Termination Date and the Maturity Date. With respect to each Maturity Date, the Borrower may, by written request given to the Administrative Agent on behalf of the Lenders no earlier than ninety (90) days and no later than sixty (60) days prior to the first anniversary of the Closing Date, and thereafter, no earlier than ninety (90) days and no later than sixty (60) days prior to each anniversary date of the Closing Date (each such date, a "**Renewal Date**"), request that this Agreement be amended to extend the Maturity Date for a further term of two (2) calendar years from the Renewal Date. If on or before the thirtieth (30th) day following the receipt of such written request for an extension of the Maturity Date, the Administrative Agent with the written consent of each Lender, in accordance with Section 11.3(2) of this Agreement, gives written notice to the Borrower advising that it consents to such request for an extension, the Maturity Date shall be so amended and extended, upon the terms and conditions set forth in such notice. If the Administrative Agent, on behalf of the Lenders, does not notify the Borrower within such period that it does so consent, then there shall be no extension of the then current Maturity Date.

(2) The Borrower may terminate this Agreement at any time upon five (5) days' prior written notice to the Administrative Agent. All Obligations shall become due and payable as of any termination hereunder or under Article 9 hereof and, pending a final accounting, the Administrative Agent may withhold any balances in the Borrower's account (unless supplied with an indemnity satisfactory to the Administrative Agent) to cover all of the Obligations, whether

absolute or contingent, including, but not limited to, cash reserves for any contingent Obligations, including, without limitation, an amount of one hundred and five percent (105%) of the face amount of any Bankers' Acceptances, any outstanding Letters of Credit with an expiry date on or after the effective date of termination of this Agreement and the Sundry Credit Facility Indemnity. All of the Administrative Agent's and the Lenders' rights, liens and security interests shall continue after any termination until all Obligations have been indefeasibly paid and satisfied in full.

Section 8.2 Survival of Obligations Upon Termination of Financing Arrangements.

Except as otherwise expressly provided for in the Loan Documents, no termination or cancellation (regardless of cause or procedure) of any financing arrangement under this Agreement shall in any way affect or impair the obligations, duties and liabilities of the Credit Parties or the rights of any Agent or any Lender relating to any unpaid portion of the Revolving Loans or any other Obligations, due or not due, liquidated, contingent or unliquidated, or any transaction or event occurring prior to such termination, or any transaction or event, the performance of which is required after the Maturity Date. Except as otherwise expressly provided herein or in any other Loan Document, all undertakings, agreements, covenants, warranties and representations of or binding upon the Credit Parties, and all rights of the Agents and the Lenders, all as contained in the Loan Documents, shall not terminate or expire, but rather shall survive any such termination or cancellation and shall continue in full force and effect until the Termination Date; provided, that the provisions of Article 12, and the obligations under Section 1.15, Section 1.16, Section 1.17, Section 10.1(2), Section 10.1(7), Section 11.2(9), Section 11.3(5) and any other indemnities contained herein or in the other Loan Documents shall survive the Termination Date.

ARTICLE 9
EVENTS OF DEFAULT; RIGHTS AND REMEDIES

Section 9.1 Events of Default.

The Administrative Agent may, or if directed by the Required Lenders shall, terminate this Agreement immediately upon the occurrence of any of the following "**Events of Default**":

(a) the Borrower or any other Credit Party, as the case may be, (i) fails to make any payment of any principal amount of the Accommodations when due and payable, or (ii) fails to pay interest or any of the Accommodations or any other Obligations (other than principal), fails to pay any Fees or fails to reimburse the Administrative Agent, Co-Collateral Agents or Lenders for any expense reimbursable hereunder or under any other Loan Document within 2 days following the

Administrative Agent's demand for such reimbursement or payment of same;

(b) any representation or warranty made or deemed to be made by any Credit Party under this Agreement or any other Loan Document, or any information contained in any notice, document, report, Financial Statement or certificate delivered under this Agreement or any other Loan Document (other than Projections, which shall be subject to the condition that they have been prepared in good faith based on assumptions believed to be reasonable at the time made), shall prove to have been incorrect in any material respect as of the date when made, deemed made or delivered as the case may be;

(c) any Credit Party shall fail to perform or observe any term, covenant or agreement contained in Article 6 or Article 7 or (except as set forth below in any other subsection of this Section 9.1) any other negative covenant contained in any other Loan Document;

(d) any Credit Party shall fail to perform or observe any term, covenant or agreement (other than those referenced in Section 9.1, (a), (b) and (c) above or below in any other subsection of this Section 9.1) contained in this Agreement or any Loan Document on its part to be performed or observed and such failure shall remain unremedied for ten (10) days;

(e) any Credit Party fails to pay the principal of, or premium or interest on, any of its Indebtedness (excluding Indebtedness under this Agreement) which is outstanding in an aggregate principal amount exceeding Cdn. $30,000,000 (or the equivalent amount in any other currency) when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to the Indebtedness; or any other event occurs or condition exists and continues after the applicable grace period, if any, specified in any agreement or instrument relating to any such Indebtedness, if its effect is to accelerate, or permit the acceleration of the Indebtedness; or any such Indebtedness shall be declared to be due and payable prior to its stated maturity;

(f) without limiting the generality of Section 9.1(e), any Credit Party fails to pay the principal of, or premium or interest on, any of its Indebtedness under the Term Credit Documents, the Secured Notes Credit Documents or the Province Credit Documents when any such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the

applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness; or any other event occurs or condition exists and continues after the applicable grace period, if any, specified in any agreement or instrument relating to any such Indebtedness, if its effect is to accelerate, or permit the acceleration of the Indebtedness; or any such Indebtedness shall be declared to be due and payable prior to its stated maturity;

(g) any judgment or order for the payment of money in excess of Cdn. $10,000,000 (or the equivalent amount in any other currency) is rendered against any Credit Party and either (i) enforcement proceedings have been commenced by a creditor upon the judgment or order, or (ii) there is any period of ten (10) consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect;

(h) any ERISA Affiliate fails to pay when due an amount or amounts aggregating in excess of U.S. $1,000,000 which it shall have become liable to pay under Section 4062, 4063 or 4064 of ERISA except as provided in Schedule **Error! Reference source not found.**; there occurs a complete or partial withdrawal from, or a default, within the meaning of Section 4219(c)(5) of ERISA, with respect to one or more Multiemployer Plans which could cause one or more ERISA Affiliates to incur a current annual payment obligation in excess of U.S. $1,000,000 except as provided in Schedule **Error! Reference source not found.**; or a notice of intent to terminate a Plan is filed under Title IV of ERISA by any ERISA Affiliate, any plan administrator or any combination of the foregoing if such termination would result in a Material Adverse Effect; or the PBGC institutes proceedings under Title IV of ERISA to terminate, to impose liability (other than for premiums under Section 4007 of ERISA) in respect of, or to cause a trustee to be appointed to administer any Plan, if such action by the PBGC would result in a Material Adverse Effect;

(i) the institution of any steps by any Credit Party or any applicable Governmental Entity to terminate or wind-up a Canadian Pension Plan (wholly or in part) if, as a result of such termination or wind-up, any Credit Party may be required to make an additional contribution (at the time of such termination or wind-up or at any time thereafter) to such Canadian Pension Plan, or to incur any wind-up deficiency (at the time of such termination or wind-up or at any time thereafter) to such Canadian Pension Plan, equal to or in excess of $5,000,000 or the equivalent thereof in another currency for such Canadian Pension Plan and all Canadian Pension Plans so previously terminated or wound-up after the date hereof; the institution of any steps by any Governmental Entity to make

any changes to benefits under any Canadian Benefit Plan or Canadian Pension Plan which either (i) increases the quantum of contributions or other funding required under such plan, or (ii) increases or could result in an increase in the amount of any solvency deficiency or going concern unfunded liability under such plan; in each case, in an aggregate amount in excess of $5,000,000 or which, in the sole discretion of the Co-Collateral Agents, compromises the priority of the security of the Agents and the Lenders in the Collateral;

(j) any Credit Party or Governmental Entity shall fail to perform, observe or comply in any material respect with any term, covenant or agreement contained in, or any termination or revocation by any Person other than the Administrative Agent of, or any acceleration of any amounts owing pursuant to, the Pension Agreement, the Stelco Pension Regulation or the other Laws addressing the condition precedent set forth in Section 2.1(19), or any change in the Laws addressing the conditions precedent set forth in Section 2.1(19);

(k) an Order or Notice of Proposal is issued by the Superintendent of Financial Services (Ontario) pursuant to any of Sections 87 to 89 of the PBA in respect of a Canadian Pension Plan that directly or indirectly requires the payment of, or directly or indirectly results in the obligation to pay, any monetary amount in respect of such Canadian Pension Plan, where such payment(s) or obligation(s) to pay (individually or in the aggregate) (i) exceeds $5,000,000, or (ii) could reasonably be expected to have a Material Adverse Effect; or any change is made to applicable Laws, regulations or any agreements, including without limitation the CCAA, BIA, PBA, the Stelco Pension Regulation, the PBR or the Pension Agreement and which relate to any amounts due, accruing due, past due or which may become due hereafter under any Canadian Pension Plan (including without limitation in respect of payments, contributions, going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies), which could result in any Pension Deemed Trust or other Lien arising, becoming enforceable or otherwise crystallizing in favour of any Person which is not subordinated and postponed in all respects to the repayment in full of the Obligations and to the Liens in favour of the Administrative Agent and the Lenders in the Collateral; or any other change is made in any Law or regulation which, in the sole discretion of the Administrative Agent and the Lenders, could reasonably be expected to have an adverse effect on the priority of the Liens created by the Loan Documents, on the enforcement rights and remedies of the Administrative Agent and the Lenders under the Loan Documents, on the Collateral or on the ability of the Borrower to repay the Obligations

when due (whether or not there shall have occurred any of the events listed in Section 9.1(m)) below;

(l) there is a Fundamental Change;

(m) any Credit Party (i) becomes insolvent or generally not able to pay its debts as they become due, (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (iii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of 10 days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs, or (iv) takes any corporate action to authorize any of the above actions;

(n) the audited annual Financial Statements of the Borrower are qualified in any material respect by the Borrower's independent auditors;

(o) any violation or non-compliance occurs with respect to any of the terms of the Sanction Order or the US Confirmation Order or the order of the Canadian Court approving the CBCA Plan of Arrangement;

(p) any material provision of any Loan Document for any reason ceases to be valid, binding and enforceable in accordance with its terms (or any Credit Party or other Person party to a Loan Document shall challenge the enforceability of any Loan Document or shall assert in writing, or engage in any action or inaction based on any such assertion, that any provision of any of the Loan Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms), or any Lien created under any Loan Document ceases to be a valid and perfected Lien having the priorities set forth in the Intercreditor Agreement (except as otherwise permitted herein or therein) in any of the Collateral purported to be covered thereby;

(q) Availability falls below 10% of the Initial Revolving Credit Amount plus 10% of the amount of each Incremental Tranche which the Borrower elects to request pursuant to Section 1.2, at any time for any reason whatsoever;

(r) any Credit Party to a Material Contract fails to perform, observe or comply in any material respect with any term, covenant or agreement contained in such Material Contract; or any party to any Material Contract delivers a notice of termination or revocation (other than in accordance with its terms and not as a result of default) in respect of such Material Contract and such Material Contract is not replaced with a contract or other binding arrangement with one or more third parties within a reasonable period of time on terms no less favourable in the aggregate, to such Credit Party than the terms of the Material Contract so terminated or revoked;

(s) any failure by any Credit Party or any other Person party to the Blocked Account arrangements to perform, observe or comply with any term, covenant or agreement contained in the Blocked Account arrangements contemplated in the Loan Documents, which the Co-Collateral Agents in their sole discretion deem to be materially adverse to the Administrative Agent, the Co-Collateral Agents and the Lenders;

(t) if any execution, sequestration, garnishment, claim or other process of any court, tribunal or other Person becomes enforceable against the Borrower for an amount in excess of $10,000,000 or if a distress or analogous process for an amount in excess of $2,500,000 becomes enforceable against or is levied upon the Collateral;

(u) any Credit Party or Credit Parties are required by a Governmental Entity to make expenditures or pay damages, fines, claims costs or expenses aggregating $10,000,000 at any time on a consolidated basis to remediate or in respect of, Environmental Liabilities, as the case may be;

(v) without limiting the generality of any of the foregoing provisions of this Section 9.1, any Credit Party or any other Person party to the Intercreditor Agreement or Province Intercreditor Agreement, as the case may be, shall fail to perform, observe or comply with any term, covenant or agreement contained in the Intercreditor Agreement or Province Intercreditor Agreement, as the case may be, which the Co-Collateral Agents in their sole discretion deem to be materially adverse to the Administrative Agent, the Co-Collateral Agents and the Lenders; or

(w) the occurrence of a Material Adverse Effect.

Section 9.2 Remedies.

(1) If any Default or Event of Default has occurred and is continuing, the Administrative Agent may (and at the written request of the Required Lenders shall), without notice, suspend the Revolving Line of Credit with respect to additional Revolving Loans, whereupon any additional Revolving Loans shall be made or incurred in the Administrative Agent's sole discretion (or in the sole discretion of the Required Lenders if such suspension occurred at their direction) so long as such Default or Event of Default is continuing. If any Event of Default has occurred and is continuing, the Administrative Agent may (and at the written request of the Required Lenders shall), without notice except as otherwise expressly provided herein, and subject to applicable law, increase the rates of interest applicable to the Revolving Loans to the Default Rate of Interest.

(2) If any Event of Default has occurred and is continuing, the Administrative Agent may (and at the written request of the Required Lenders shall), without notice: (i) terminate the Revolving Line of Credit with respect to further Revolving Loans; (ii) reduce the Commitments from time to time; (iii) declare all or any portion of the applicable Obligations, including all or any portion of Revolving Loan to be forthwith due and payable, all without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Borrower and each other Credit Party; and/or (iv) exercise all rights and remedies allowed under the applicable Loan Documents other than the Real Estate Security (and with the consent of the Co-Collateral Agents, exercise all rights and remedies allowed under the Real Estate Security), applicable Laws of Canada and of the United States and any province or state thereof, including but not limited to the PPSA and other applicable Laws; provided, however, upon the occurrence of an Event of Default specified in Section 9.1(m), the Revolving Line of Credit shall be immediately terminated and all of the Obligations shall become immediately due and payable without declaration, notice or demand by any Person.

Section 9.3 Waivers by Credit Parties.

Except as otherwise provided for in this Agreement or by applicable Law, the Borrower on behalf of itself and each of the other Credit Parties waives: (a) presentment, demand and protest and notice of presentment, dishonour, notice of intent to accelerate, notice of acceleration, protest, default, non-payment, maturity, release, compromise, settlement, extension or renewal of any or all commercial paper, accounts, contract rights, documents, instruments, chattel paper and guarantees at any time held by the Administrative Agent, any Co-Collateral Agent or any Lender on which any Credit Party may in any way be liable, and hereby ratifies and confirms whatever the Administrative Agent, any Co-Collateral Agent or any Lender may lawfully do in this regard, (b) all rights to notice and a hearing prior to the Administrative Agent's taking possession or control of, or to Administrative Agent's reply, attachment or levy upon, the Collateral or any bond or security that might be

required by any court prior to allowing the Administrative Agent to exercise any of its remedies, and (c) the benefit of all valuation, appraisal, marshalling and exemption laws. The Borrower on behalf of itself and each of the other Credit Parties acknowledges that in the event such Credit Party fails to perform, observe or discharge any of its obligations or liabilities under this Agreement or any other Loan Document, any remedy of law may prove to be inadequate relief to the Administrative Agent, any Co-Collateral Agent or any Lender; therefore, such Credit Party agrees, except as otherwise provided in this Agreement or by other applicable Law, that such Persons shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.

ARTICLE 10
AGREEMENT AMONG THE LENDERS

Section 10.1 Agreement among the Lenders

(1) The Administrative Agent, for the account of the Lenders, shall disburse all loans and advances to the Borrower and shall handle all collections of Collateral and repayment of Obligations. It is understood that for purposes of advances to the Borrower and for purposes of this Section 10.1, the Administrative Agent is using the funds of the Administrative Agent.

(2) Unless the Administrative Agent shall have been notified in writing by any Lender prior to any advance to the Borrower that such Lender will not make the amount which would constitute its share of the borrowing on such date available to the Administrative Agent, the Administrative Agent may assume that such Lender shall make such amount available to the Administrative Agent on a Settlement Date, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower a corresponding amount. A certificate of the Administrative Agent submitted to any Lender with respect to any amount owing under this Section 10.1 shall be conclusive, absent manifest error. If such Lender's share of such borrowing is not in fact made available to the Administrative Agent by such Lender on the Settlement Date, the Administrative Agent shall be entitled to recover such amount with interest thereon at the rate per annum applicable to Revolving Loans hereunder, on demand, from the Borrower without prejudice to any rights which the Administrative Agent may have against such Lender hereunder. Nothing contained in this shall relieve any Lender which has failed to make available its rateable portion of any borrowing hereunder from its obligation to do so in accordance with the terms hereof. Nothing contained herein shall be deemed to obligate the Administrative Agent to make available to the Borrower the full amount of a requested advance when the Administrative Agent has any notice (written or otherwise) that any of the Lenders will not advance its rateable portion thereof.

(3) On the Settlement Date, the Administrative Agent and the Lenders shall each remit to the other, in immediately available funds, all amounts necessary so as to ensure that, as of the Settlement Date, the Lenders shall have their Pro Rata Share of all outstanding Obligations.

(4) The Administrative Agent shall forward to each Lender, at the end of each month, a copy of the account statement rendered by the Administrative Agent to the Borrower.

(5) The Administrative Agent shall, after receipt of any interest and fees earned under this Agreement, promptly remit to the Lenders their Pro Rata Share of any (i) fees they are entitled to receive, and (ii) interest computed at the rate and as provided for in this Agreement on all outstanding amounts advanced by the Lenders on each Settlement Date, prior to adjustment, that are subsequent to the last remittance by the Administrative Agent to the Lenders of such interest amounts.

(6) The Borrower hereby acknowledges that each Lender is solely responsible for its portion of the Line of Credit and that neither the Administrative Agent nor any Lender shall be responsible for, nor assume any obligations for the failure of any Lender to make available its portion of the Line of Credit. Further, should any Lender refuse to make available its portion of the Line of Credit, then the other Lenders may, but without obligation to do so, increase, unilaterally, its portion of the Line of Credit in which event the Borrower is so obligated to the other Lenders.

(7) In the event that the Administrative Agent, the Co-Collateral Agents, the Lenders or any one of them is sued or threatened with suit by the Borrower or any one of them, or by any receiver, trustee, creditor or any committee of creditors on account of any preference, voidable transfer or lender liability issue, alleged to have occurred or been received as a result of, or during the transactions contemplated under this Agreement, then in such event any money paid in satisfaction or compromise of such suit, action, claim or demand and any expenses, costs and legal fees paid or incurred in connection therewith, whether by the Administrative Agent, the Co-Collateral Agents, the Lenders or any one of them, shall be shared proportionately by the Lenders provided such suit, action, claim or demand does not result directly from the gross negligence or wilful misconduct of the Administrative Agent, the Co-Collateral Agents, a Lender or any combination of the foregoing, in which case the Administrative Agent, the Co-Collateral Agents, the Lender or any combination of the foregoing shall be solely responsible for the satisfaction or compromise of such suit, action, claim or demand and payment of such expenses, costs and fees. In addition, any costs, expenses, fees or disbursements incurred by outside agencies or attorneys retained by the Administrative Agent or the Co-Collateral Agents, to

effect collection or enforcement of any rights in the Collateral, including enforcing, preserving or maintaining rights under this Agreement shall be shared proportionately between and among the Lenders to the extent not reimbursed by the Borrower or from the proceeds of Collateral.

(8) Each of the Lenders agrees with each other Lender that any money or assets of the Borrower held or received by such Lender in connection with this Agreement, how or when received, shall be applied to the reduction of the Obligations (to the extent permitted hereunder) after (x) the occurrence of an Event of Default, and (y) the election by the Required Lenders to accelerate the Obligations. In addition, upon the occurrence and during the continuance of an Event of Default, the Borrower authorizes, and the Lenders shall have the right, without notice, upon any amount becoming due and payable hereunder, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or an affiliate of such Lender to or for the credit or the account of the Borrower against any of and all of the obligations of the Borrower now or hereafter existing under the Loan Documents held by such Lender, irrespective of whether or not such Lender shall have made any demand under the Loan Documents and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of set off) which such Lender may have.

ARTICLE 11
ASSIGNMENTS; AGENCY; AMENDMENTS

Section 11.1 Assignments.

(1) The Borrower acknowledges that, subject to the terms hereof, the Administrative Agent and the Lenders may sell and assign all or any portion of their respective Commitments for the loans and extensions of credit made and to be made to the Borrower hereunder.

(2) The Borrower authorizes the Administrative Agent and each other Lender to disclose to any such purchasing lender (each, a "**Transferee**") and any prospective Transferee any and all information in such Lender's possession concerning the Borrower and its Affiliates which has been delivered to such Lender by or on behalf of the Borrower pursuant to this Agreement or which has been delivered to such Lender by or on behalf of the Borrower in connection with such Lender's credit evaluation of the Borrower and its Affiliates prior to entering into this Agreement, provided that such Transferee agrees to hold such information in confidence in the ordinary course of its business in accordance with Section 13.12 hereof.

(3) Subject to Section 11.1(4), the Lenders shall have the right at any time to assign to one or more assignees all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including, without limitation, its obligations under the Revolving Loans) with the consent of the Administrative Agent, such consent not to be unreasonably withheld or delayed. Upon execution of an Assignment and Transfer Agreement (a) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such assignment, have the rights and obligations of a Lender hereunder, and (b) a Lender shall, to the extent that its rights and obligations hereunder have been assigned by it pursuant to such assignment, relinquish its rights and be released from its obligations under this Agreement. The Borrower shall, if necessary, execute and cause each Credit Party to execute any documents reasonably required to effectuate the assignments. It shall be a condition of any assignment by any Lenders hereunder that (i) the amount being assigned shall, provided no Event of Default has occurred which is continuing, not be less than the lesser of (x) $25,000,000, or (y) the entire interest of such Lender hereunder (and if an Event of Default has occurred which is continuing, there shall be no such limit), (ii) such assignment shall be of a pro-rata portion of all of such assigning Lender's rights and obligations hereunder and under the other Loan Documents, (iii) the parties to such assignment shall execute and deliver to the Administrative Agent an Assignment and Transfer Agreement, and (iv) any assigning Lender hereunder shall pay the Administrative Agent an assignment fee of five thousand dollars ($5,000) as a condition to any assignment hereunder.

(4) No Lender may assign all or a portion of its right and obligations under this Agreement and the other Loan Documents prior to the occurrence of an Event of Default that is continuing without the prior written consent of the Borrower, such consent not to be unreasonably withheld or delayed. Notwithstanding the foregoing, each of the Lenders shall have the right to assign to one or more of its branches or Affiliates which is a Canadian Resident Lender all or a portion of its rights and obligations under this Agreement (including, without limitation, its obligations under the Revolving Loans) without the consent of the Administrative Agent or the Borrower or paying any assignment fees provided such assignment complies with all other provisions of this Section 11.1.

Section 11.2 Agency.

(1) Each Lender hereby irrevocably designates and appoints the Administrative Agent, on behalf of the Lenders, under this Agreement and any Loan Documents and irrevocably authorizes the Administrative Agent, on behalf of the Lenders, to take such action on its behalf under the provisions of this Agreement and all Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement

and all Loan Documents together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender or any other Agent and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement and the Loan Documents or otherwise exist against the Administrative Agent.

(2) Each of the Co-Collateral Agents, the Lenders and the Borrower confirms the appointment and designation of the Administrative Agent (or any successor thereto) as the person holding the power of attorney *("fondé de pouvoir")* within the meaning of Article 2692 of the *Civil Code of Québec* for the purpose of the hypothecary security under the deed of hypothec to be granted by the Borrower under the laws of the Province of Quebec and, in such capacity, the Administrative Agent, shall hold the hypothecs granted under the laws of the Province of Quebec as such *fondé de pouvoir* in the exercise of the rights conferred thereunder. The execution by the Administrative Agent, as such *fondé de pouvoir,* prior to the date hereof of any deed creating or evidencing any such hypothec is hereby ratified and confirmed. Notwithstanding the provisions of Section 32 of the *Act respecting the special power of legal persons* (Quebec), the Administrative Agent may acquire and be the holder of any of the bonds (or similar instruments) secured by such hypothecs. Each assignee Lender that becomes party to this Agreement by either becoming a party to this Agreement directly or by executing an Assignment and Transfer Agreement shall be deemed to have ratified and confirmed the appointment of the Administrative Agent as *fondé de pouvoir.*

(3) The Administrative Agent may execute any of its duties under this Agreement and all Loan Documents by or through agents or attorneys-in-fact and shall be entitled to the advice of counsel concerning all matters pertaining to such duties.

(4) Notwithstanding the terms of any security agreements, the Liens on the Collateral granted by the Credit Parties to the Administrative Agent on behalf of itself, the Co-Collateral Agents and the Lenders pursuant to any Loan Documents shall be held by the Administrative Agent for the rateable benefit of itself, the Co-Collateral Agents and all Lenders and any proceeds from any realization of any such Liens (after deducting all reasonable costs and expenses of every kind incurred or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the rights of the Administrative Agent, on its own behalf and on behalf of the Lenders, or the Lenders, hereunder, including reasonable legal fees and disbursements on a solicitor and his own client basis and the costs of any receiver or consultant of the Administrative Agent and the Lenders engaged), shall be applied to the

aggregate amount of Accommodations outstanding to each Lender rateably (whether such Liens are held in the name of the Administrative Agent or in the name of any one or more of the Lenders and without regard to any priority to which the Lender may otherwise be entitled under applicable law) in accordance with Section 1.3. If any Lender obtains any payment (whether voluntary, involuntary or through the exercise of any right of set-off) on account of Accommodations made by it, in excess of its rateable share of payments obtained by all the Lenders, the Lender shall account to and pay over to the other Lenders their rateable share.

(5) Neither the Administrative Agent nor any of its officers, directors, employees, agents, or attorneys-in-fact shall be (i) liable to any Lender or any other Agent for any action lawfully taken or omitted to be taken by it or such person under or in connection with this Agreement and all Loan Documents (except for its or such person's own gross negligence or wilful misconduct), or (ii) responsible in any manner to any of the Lenders or any other Agent for any recitals, statements, representations or warranties made by any Credit Party or any officer thereof contained in this Agreement and all Loan Documents or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement and all Loan Documents or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement and all Loan Documents or for any failure of any Credit Party to perform their obligations hereunder or thereunder. The Administrative Agent shall not be under any obligation to any Lender or any other Agent to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement and all Loan Documents or to inspect the properties, books or records of any Credit Party.

(6) The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, consent, certificate, affidavit, letter, cablegram, telegram, e-mail, telecopy, telex or teletype message, statement, order or other document or conversation reasonably believed by it to be genuine and correct and to have been signed, sent or made by the proper person or persons and upon advice and statements of legal counsel (including, without limitation, counsel to the Borrower), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement and all Loan Documents unless it shall first receive such advice or concurrence of the Lenders, or the Required Lenders, as the case may be, as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases

be fully protected in acting, or in refraining from acting, under this Agreement and all Loan Documents in accordance with a request of the Lenders, or the Required Lenders, as the case may be, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders.

(7) The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Administrative Agent has actual knowledge of or has received written notice from a Lender or the Borrower describing such Default or Event of Default. In the event that the Administrative Agent has actual knowledge of or receives such a notice, the Administrative Agent shall promptly give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Lenders, or Required Lenders, as the case may be; provided that unless and until the Administrative Agent shall have received such direction, the Administrative Agent may, in the interim (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable and in the best interests of the Lenders. In the event the Administrative Agent at the request of the Required Lenders or otherwise, continues to make Revolving Loans and advances under this Agreement upon the occurrence of a Default or Event of Default, any such Revolving Loans and advances may be in such amounts and on such additional terms and conditions as the Required Lenders may deem appropriate.

(8) Each Lender and other Agent expressly acknowledges that neither the Administrative Agent nor any of its officers, directors, employees, agents or attorneys-in-fact has made any representations or warranties to it and that no act by the Administrative Agent hereinafter taken, including any review of the affairs of the Credit Parties shall be deemed to constitute any representation or warranty by the Administrative Agent to any Lender or other Agent. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Credit Parties and made its own decision to enter into this Agreement and the other Loan Documents. Each Lender also represents and covenants that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition or creditworthiness of the Credit Parties.

The Administrative Agent, however, upon request, shall provide the Lenders with copies of all financial statements, projections and business plans which come into the possession of the Administrative Agent or any of its officers, employees, agents or attorneys-in-fact.

(9) Each Lender agrees to indemnify the Administrative Agent in its capacity as such (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements (including, without limitation, all out-of-pocket expenses) of any kind whatsoever (including negligence but not the gross negligence on the part of the Administrative Agent) which may at any time be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of this Agreement, the Loan Documents, or any ancillary documents or any documents contemplated by or referred to herein or the transactions contemplated hereby or any action taken or omitted by the Administrative Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting solely from the Administrative Agent's gross negligence or wilful misconduct.

(10) The Administrative Agent and the Co-Collateral Agents will use their reasonable business judgment in handling the collection of the Accounts, enforcement of its and their rights hereunder and realization upon the Collateral but shall not be liable to the Lenders or any other Agent, except for the Administrative Agent's or Co-Collateral Agents' gross negligence, for any action taken or omitted to be taken in good faith or on the written advice of counsel. Each Lender expressly releases the Administrative Agent and the Co-Collateral Agents from any and all liability and responsibility (express or implied), for any loss, depreciation of or delay in collecting or failing to realize on any Collateral, the Obligations or any guarantees therefor and for any mistake, omission or error in judgment in passing upon or accepting any Collateral or in making (or in failing to make) examinations or audits or for granting indulgences or extensions to the Borrower in accordance and consistent with the terms and provisions of this Agreement, any account debtor or any guarantor, other than resulting from the Administrative Agent's or Co-Collateral Agents' gross negligence or wilful misconduct.

(11) The Administrative Agent may make loans to, and generally engage in any kind of business with the Borrower as though the Administrative Agent were not the Administrative Agent hereunder. With respect to its loans made or renewed by it or loan obligations hereunder as Lender, the Administrative Agent shall have the same rights and powers, duties and liabilities under this Agreement as any

Lender and may exercise the same as though it was not the Administrative Agent and the terms "Lender" and "Lenders" shall include the Administrative Agent in its individual capacity.

(12) The Administrative Agent may resign as the agent to the Lenders upon 30 days' notice to the Lenders and such resignation shall be effective upon the appointment of a successor Administrative Agent. If the Administrative Agent shall resign as agent to the Lenders then the Lenders shall appoint a successor agent for the Lenders whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent and the term "Administrative Agent" shall mean such successor agent effective upon its appointment, and the former Administrative Agent's rights, powers and duties as agent to the Lenders shall be terminated, without any other or further act or deed on the part of such former agent or any of the parties to this Agreement. After any retiring agent's resignation hereunder as the agent to the Lenders the provisions of this Agreement shall enure to its benefit as to any actions taken or omitted to be taken by it while it was the agent to the Lenders.

Section 11.3 Amendments.

(1) Subject to the remainder of this Section 11.3, no amendment or waiver of any provision of any of the Credit Documents, nor consent to any departure by the Borrower or any other Person from such provisions, is effective unless in writing and approved by the Required Lenders. In addition to requiring the prior written approval of the Required Lenders, the Administrative Agent shall not, without the prior written approval of the Co-Collateral Agents:

(a) amend this agreement to alter, amend or waive:

(A) the definitions of Availability, Line Availability, Borrowing Base, Eligible Accounts Receivable, Eligible Inventory; Inventory Loan Cap, Collateral, Restricted Subsidiaries or Required Lenders;

(B) the events that trigger activation of the Blocked Accounts or the transfer of all funds received or deposited in to the Blocked Accounts to the depository accounts;

(C) Availability or Line Availability thresholds;

(D) eligibility of any Collateral, any advance rate of any basis of reserves which, in any such case is favourable to the Borrower;

(E) appraisal or audit frequency; or

(b) waive, amend or forbear with respect to any Defaults or Events of Default; or

(c) consent to:

(i) any "Permitted Encumbrances" under the definition;

(ii) the terms of any orders applicable to the Borrower;

(iii) increase the advance percentages against Eligible Accounts Receivable or Eligible Inventory or alter or amend the Administrative Agent's criteria for determining compliance with such definitions of Eligible Accounts Receivable and/or Eligible Inventory if the effect thereof is to increase Availability; or

(iv) any reduction in the amount of the ABL Term Priority Collateral Capped Amount (as defined in the Intercreditor Agreement).

(2) Notwithstanding anything contained in this Agreement to the contrary, the Administrative Agent will not, without the prior written approval of all Lenders:

(a) amend the Agreement to:

(i) increase the Line of Credit;

(ii) reduce the interest rates;

(iii) reduce or waive:

(A) any Fees in which the Lenders share hereunder;

(B) the repayment of any Obligations due the Lenders hereunder;

(iv) extend the maturity of the Obligations created hereunder;

(v) alter, amend or waive:

(A) Section 1.2(a);

(B) this Section 11.3 or any provision hereof expressly providing for "all of" or "each of" the Lenders; or

(b) except as otherwise required in this Agreement, release any guarantee or Collateral in excess of $500,000 during any year.

Subject to the provisions of Section 2.1 and Section 2.2 and this Section 11.3, in all other respects the Administrative Agent is authorized by each of the Lenders to take such actions or fail to take such actions under this Agreement if the Administrative Agent, in its reasonable discretion, deems such to be advisable and in the best interest of the Lenders. Notwithstanding any provision to the contrary contained in this Agreement, subject to this Section 11.3(2) and any direction of the Required Lenders, the Co-Collateral Agents are authorized to take such actions or fail to take such actions in connection with (a) the exercise of (i) any and all rights and remedies under this Agreement (including but not limited to the exercise of rights and remedies under Section 9.2), and (ii) the discretion of the Co-Collateral Agents in determining compliance with the eligibility requirements of Eligible Accounts Receivable and/or Eligible Inventory and establishing Availability Reserves, (b) the release of Collateral not to exceed $500,000 in the aggregate during any Fiscal Year, and/or (c) curing any ambiguity, defect or inconsistency in the terms of this Agreement; provided that the Co-Collateral Agents, in their reasonable discretion, deems such to be advisable and in the best interests of the Lenders. In the event this Agreement is terminated pursuant to the terms hereof, the Administrative Agent will cease making any loans or advances upon the effective date of termination except for any loans or advances which the Co-Collateral Agents deem, in their sole discretion, are reasonably required to maintain, protect or realize upon the Collateral.

(3) In the event that any Lender's consent is required pursuant to the provisions of this Agreement and any Lender declines to give its consent but the requested consent is given by the other Lenders, it is hereby mutually agreed that the Administrative Agent and/or any other Lender or Lenders (including any third party which, with the consent of the Administrative Agent, may become a Lender hereunder) shall have the right (but not the obligation) to purchase such Lender's share of the Revolving Line of Credit for the full amount thereof together with accrued interest thereon to the date of such purchase. In the event that more than one Lender desires to so purchase such dissenting Lender's share of the Revolving Line of Credit, each such Lender shall have the right to purchase an amount of such Lender's share of the Revolving Line of Credit based on its Pro Rata Share.

(4) If either Co-Collateral Agent proposes an adjustment or revision to Availability Reserves or Eligible Accounts Receivable or Eligible Inventory or exercising a right or makes any other proposal regarding a determination or action which may be made by the Co-Collateral Agents pursuant to this Agreement, and the Co-Collateral Agents collectively cannot agree on such adjustment, revision or action, the final determination shall be made by the individual Co-Collateral Agent asserting the more conservative credit judgment, such credit judgment to be exercised in good faith.

(5) If the Administrative Agent is required at any time to return to the Borrower or to a trustee, receiver, liquidator, custodian or other similar official any portion of the payments made by the Borrower to the Administrative Agent as result of a bankruptcy or similar proceeding with respect to the Borrower, any guarantor or any other Person, then each Lender shall, on demand of the Administrative Agent, forthwith return to the Administrative Agent its rateable share of any such payments made to such Lender by the Administrative Agent, together with its rateable share of interest and/or penalties, if any, payable by the Lenders.

ARTICLE 12
SUCCESSORS AND ASSIGNS

Section 12.1 Successors and Assigns.

This Agreement, the other Loan Documents, and all Liens created hereby or pursuant to any other Loan Documents shall be binding upon each Credit Party and their respective successors, assigns, transferees and endorsees and any trustee or successor in interest of any Credit Party in a proceeding under any Insolvency Law. This Agreement and the other Loan Documents shall be binding upon, and inure to the benefit of, each Agent and each Lender, and their respective successors, assigns, transferees and endorsees. No Credit Party may assign, transfer, hypothecate or otherwise convey its rights, benefits, obligations or duties hereunder or under any of the other Loan Documents without the prior express written consent of the Administrative Agent and all Lenders. Any such purported assignment, transfer, hypothecation or other conveyance by any Credit Party without the prior express written consent of the Administrative Agent and all Lenders shall be void. The terms and provisions of this Agreement are for the purpose of defining the relative rights and obligations of each Credit Party, each Agent and each Lender with respect to the transactions contemplated hereby and no Person shall be a third party beneficiary of any of the terms and provisions of this Agreement or any of the other Loan Documents, except under and as specified in any applicable indemnification clauses contained in such Loan Documents.

ARTICLE 13
MISCELLANEOUS

Section 13.1 Complete Agreement; Modification of Agreement.

The Loan Documents constitute the complete agreement between the parties with respect to the subject matter thereof and, except as set forth in Section 11.3, may not be modified, altered or amended except in writing signed by the Borrower (and/or the other applicable Credit Party or Credit Parties, as the case may be) on the one hand, and by the Administrative Agent with the prior written consent of the Required Lenders, on the other hand (drafts and copies of any such modification, alteration or amendment to be provided by the Administrative Agent to all Lenders concurrently as

provided to the Borrower or such other Credit Party or Credit Parties, as the case may be). Any letter of interest, Commitment Letter, or confidentiality agreement, if any, between any Credit Party and the Agents or any Lender or any of their respective Affiliates, predating this Agreement, other than the Fee Letter, and relating to a financing of substantially similar form, purpose or effect shall be superseded by this Agreement.

Section 13.2 Gender and Number.

Any reference in the Loan Documents to gender includes all genders and words importing the singular number only include the plural and vice versa.

Section 13.3 Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this Agreement.

Section 13.4 Currency.

All references in the Loan Documents to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

Section 13.5 Certain Phrases, etc.

In any Loan Document (i) (y) the words "including" and "includes" mean "including (or includes) without limitation" and (z) the phrase "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

Section 13.6 Accounting Terms.

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP.

Section 13.7 Incorporation of Schedules.

The schedules attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it.

Section 13.8 No Waiver.

The Administrative Agent's, any Co-Collateral Agent's or any Lender's failure, at any time or times, to require strict performance by the Credit Parties of any provision of this Agreement or any other Loan Document shall not waive, affect or diminish any right of the Administrative Agent, such Co-Collateral Agent or such Lender thereafter to demand strict compliance and performance herewith or therewith. Any suspension

or waiver of an Event of Default shall not suspend, waive or affect any other Event of Default whether the same is prior or subsequent thereto and whether the same or of a different type. None of the undertakings, agreements, warranties, covenants and representations of any Credit Party contained in this Agreement or any of the other Loan Documents and no Default or Event of Default by any Credit Party shall be deemed to have been suspended or waived by the Administrative Agent, any Co-Collateral Agent or any Lender, unless such waiver or suspension is by an instrument in writing signed by an officer of or other authorized employee of the Administrative Agent, the applicable Co-Collateral Agent and the applicable required Lenders, and directed to the Borrower specifying such suspension or waiver.

Section 13.9 Remedies.

The Administrative Agent's, Co-Collateral Agent's and the Lenders' rights and remedies under this Agreement and the other Loan Documents shall be cumulative and non-exclusive of any other rights and remedies that the Administrative Agent, Co-Collateral Agent or any other Lender may have under any other agreement, including the other Loan Documents, by operation of law or otherwise. For clarification, it is the intention of the parties hereto that all transfers of any account balances pursuant to the cash management systems and the Administrative Agent's agreements with the Credit Parties and/or the Credit Parties' banks or financial institutions contemplated by the cash management systems and any action that may be taken by the Administrative Agent to better perfect or protect its interest in the Collateral (including the priority of such interest) shall not be considered enforcement of the Administrative Agent's Liens. Recourse to the Collateral shall not be required.

Section 13.10 Severability.

Wherever possible, each provision of this Agreement and the other Loan Documents shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement or any other Loan Document shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement or such other Loan Document.

Section 13.11 Conflict of Terms; Priority.

(1) If any provision contained in this Agreement conflicts with any provision in any of the other Loan Documents (other than the Intercreditor Agreement or the Province Intercreditor Agreement, as the case may be), the provision contained in this Agreement shall govern and control. If any provision in this Agreement conflicts with any provision of the Intercreditor Agreement or the Province Intercreditor Agreement, as the case may be, the provision contained in the Intercreditor Agreement or the Province Intercreditor Agreement, as the case may be, shall govern and control.

(2) Any reference herein or in any of the other Loan Documents to a Permitted Encumbrance is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Loan Documents to any Permitted Encumbrance.

Section 13.12 Confidentiality.

Each of the Agents and each of the Lenders agree to maintain the confidentiality of any Information provided by any Credit Party to them, in the ordinary course of their business, provided that the foregoing confidentiality provision shall terminate five (5) years after the termination date of this Agreement, and provided further that any such Agents or Lenders may disclose such Information (i) to each of their Affiliates, directors, officers, employees, agents and advisors, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent required by any regulatory authority or other Governmental Entity, court orders, applicable laws or regulations or by any subpoena or similar legal process, (iii) to any other party to this Agreement, (iv) in connection with the exercise of any remedies under any Loan Document or any suit, action or proceeding relating to any Loan Document or the enforcement of rights thereunder, (v) subject to an agreement containing provisions substantially the same as those of this Section, to (x) any actual or prospective assignee of or participant in any of its rights or obligations under this Agreement, or (y) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (vi) with the consent of the Borrower, or (vii) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section, or (y) becomes available to any Agent or any Lender on a non-confidential basis from a source other than the Borrower. For the purposes of this Section, "**Information**" means all information received from the Borrower or any Credit Party relating to the Borrower, any of its Subsidiaries, or their respective business, other than any such information that is available to any Agent or any Lender on a non-confidential basis prior to disclosure by the Borrower; provided that, in the case of information received from the Borrower after the date hereof, such information is clearly identified as confidential in writing at the time of delivery. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Section 13.13 Governing Law.

The validity, interpretation and enforcement of this Agreement and the other Loan Documents shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 13.14 Notices.

(1) Except as otherwise herein provided, any notice or other communication required hereunder shall be in writing (provided that, any electronic communications from the Borrower with respect to any request, transmission, document, electronic signature, electronic mail or facsimile transmission shall be deemed binding on the Borrower for purposes of this Agreement, provided further that any such transmission shall not relieve the Borrower from any other obligation hereunder to communicate further in writing) , and shall be deemed to have been validly served, given or delivered when hand delivered or sent by facsimile, or three (3) days after deposit in the mail, with proper first class postage prepaid and addressed to the party to be notified or to such other address as any party hereto may designate for itself by like notice, as follows:

(a) if to CIT, at:

CIT Business Credit Canada Inc.
207 Queens Quay West, Suite 700
Toronto, Ontario M5J 1A7

Attn: Account Executive
Fax No.: (416) 507-5100

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attn: Sharon Polan
Fax No.: (416) 947-0866

(b) if to GE, at:

GE Canada Finance Holding Company
Corporate Lending Group
Metals Finance Group
500 W. Monroe St. 12th Floor
Chicago, IL 60661
U.S.A.

Attn: Stelco Account Manager
Fax No: (312) 463-3840

with a copy to:

Blake, Cassels & Graydon LLP
199 Bay Street, Suite 2800,
Commerce Court West
Toronto, Ontario M5L 1A9

Attn: Michael R. Harquail
Fax No.: (416) 863-2653

(c) if to the Borrower, at:

Stelco Inc.
386 Wilcox Street
Hamilton, Ontario L8L 8K5

Attn: Chief Financial Officer
Fax No: (905) 308-7002

With a copy to:

McCarthy Tetrault LLP
Suite 4700
Toronto Dominion Bank Tower
Toronto, Ontario M5K IE6

Attn: G. Blair Cowper-Smith/Henry Wiercinski
Fax No.: (416) 601-1851

provided, however, that the failure of the Administrative Agent to provide the Borrower's counsel with a copy of such notice shall not invalidate any notice given to the Borrower and shall not give the Borrower any rights, claims or defences due to the failure of the Administrative Agent to provide such additional notice.

Section 13.15 Counterparts.

This Agreement may be executed in any number of separate counterparts (including counterparts by facsimile), each of which shall collectively and separately constitute one agreement.

Section 13.16 Press Releases and Related Matters.

The Borrower acknowledges and agrees on behalf of itself and the other Credit Parties that neither they nor their Affiliates will in the future issue any press releases or other public disclosure using the name of any Agent or any Lender or any of their Affiliates or referring to this Agreement or the other Loan Documents without reasonable prior notice to such Persons and without the prior written consent of such

Persons unless (and only to the extent that) such Credit Party or Affiliate is required to do so under law and then, in any event, such Credit Party or Affiliate will consult with such Persons before issuing such press release or other public disclosure. Each Credit Party consents to the publication by the Administrative Agent of a tombstone or similar advertising material relating to the financing transactions contemplated by this Agreement. The Administrative Agent shall provide a draft of any such tombstone or similar advertising material to Borrower for review and comment prior to the publication thereof. The Administrative Agent reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

Section 13.17 Reinstatement.

This Agreement shall remain in full force and effect and continue to be effective should any assignment or petition be filed (or similar proceeding be instituted) by or against any Credit Party for liquidation or reorganization, should any Credit Party become insolvent or make an assignment for the benefit of any creditor or creditors or should a receiver, interim receiver, receiver and manager or trustee be appointed for all or any significant part of any Credit Party's assets, and shall continue to be effective or to be reinstated, as the case may be, if at any time payment and performance of the Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Obligations, whether as a "voidable preference," "fraudulent conveyance," or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

Section 13.18 Right of Set-off.

Upon the occurrence and during the continuance of any Event of Default, each Lender is authorized at any time and from time to time, to the fullest extent permitted by law (including general principles of common-law), to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by it to or for the credit or the account of any Credit Party against any and all of the obligations of any Credit Party under any of the Loan Documents, irrespective of whether or not the Lender has made demand under any of the Loan Documents and although such obligations may be unmatured or contingent. If an obligation is unascertained, the Lender may, in good faith, estimate the obligation and exercise its right of set-off in respect of the estimate, subject to providing the Borrower with an accounting when the obligation is finally determined. Each Lender shall promptly notify the Borrower after any set off and application is made by it, provided that the failure to give notice shall not affect the validity of the set off and application. The rights of the Lenders under this Section 13.18 are in addition to

any other rights and remedies (including all other rights of set-off) which the Lenders may have.

Section 13.19 Advice of Counsel.

Each of the parties represents to each other party hereto that it has discussed all the provisions of this Agreement with its counsel.

Section 13.20 No Strict Construction.

The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other Loan Documents. In the event an ambiguity or question of intent or interpretation arises, this Agreement or such other Loan Document, as the case may be, shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favouring or disfavouring any party by virtue of the authorship of any provisions of this Agreement or such other Loan Document, as the case may be.

Section 13.21 Judgment Currency.

(1) If, for the purpose of obtaining or enforcing judgment against any Credit Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13.21 referred to as the "**Judgment Currency**") an amount due under any Loan Document in any currency (the "**Obligation Currency**") other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding (i) the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date, or (ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 13.21 being hereinafter in this Section 13.21 referred to as the "**Judgment Conversion Date**").

(2) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 13.21(1), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the applicable Credit Party shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from a Credit Party under Section 13.21(2) shall be due as a separate debt and shall not

be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan Documents.

(3) The term "**rate of exchange**" in this Section 13.21 means the rate of exchange at which the CIBC would, on the relevant date at or about 12:00 noon (Toronto time), be prepared to sell the Obligation Currency against the Judgment Currency.

Section 13.22 Time of the Essence.

Time shall in all respects be of the essence of this Agreement.

[REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be effective, executed, accepted and delivered at Toronto, Ontario by their proper and duly authorized officers as of the date first set forth above.

STELCO INC.

By: *"Courtney Pratt"*

By: *"William Vaughan"*

CIT BUSINESS CREDIT CANADA INC. (as Administrative Agent, Co-Collateral Agent, Funding Agent, Co-Lead Arranger and Lender)

By: *"Dennis McCluskey"*

By: *"Donald Rogers"*

GE CANADA FINANCE HOLDING COMPANY (as Co-Collateral Agent, Syndication Agent and Lender)

By: *"Jack Morrone"*

By: ______________________

GE CAPITAL MARKETS INC. (As Co-Lead Arranger)

By: *"Thomas Chapman"*

By: ______________________

EXHIBIT "A"

FORM OF ASSIGNMENT AND TRANSFER AGREEMENT

Dated: ________________________, 200___

Reference is made to the exit facility credit agreement dated as of ________________________, 200__ (as amended, modified, supplemented and in effect from time to time, the "**Exit Facility Credit Agreement**"), among Stelco Inc., a corporation (the "**Company**"), the Lenders named therein, and CIT Business Credit Canada Inc., as Administrative Agent (the "**Administrative Agent**"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Exit Facility Credit Agreement. This Assignment and Transfer Agreement, between ________________________ (herein the "**Assignor**", as further defined and set forth on Schedule 1 hereto and made a part hereof) and ________________________ (herein the "**Assignee**", as further defined and set forth on Schedule 1 hereto and made a part hereof) is dated as of Effective Date (as set forth on Schedule 1 hereto and made a part hereof).

1. The Assignor hereby irrevocably sells and assigns to the Assignee without recourse to the Assignor, and the Assignee hereby irrevocably purchases and assumes from the Assignor without recourse to the Assignor, as of the Effective Date, an undivided interest (the "**Assigned Interest**") in and to all the Assignor's rights and obligations under the Exit Facility Credit Agreement as specified in Schedule 1 hereto and all right, title and interest of the Assignor in and to the Loan Documents relating thereto.

2. The Assignor (i) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Exit Facility Credit Agreement or any other instrument, document or agreement executed in conjunction therewith (collectively the "**Ancillary Documents**") or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Exit Facility Credit Agreement, any Collateral thereunder or any of the Ancillary Documents furnished pursuant thereto, other than that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim and (ii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Company or any guarantor or the performance or observance by the Company or any guarantor of any of its respective obligations under the Exit Facility Credit Agreement or any of the Ancillary Documents furnished pursuant thereto.

3. The Assignee (i) represents and warrants that it is legally authorized to enter into this Assignment and Transfer Agreement; (ii) confirms that it has received a copy of each of the Intercreditor Agreement and the Province Intercreditor Agreement (each as defined in the Exit Facility Credit Agreement), the Exit Facility Credit Agreement, together with the copies of the most recent financial statements of the Company, and such other documents and information as it has deemed appropriate to make its own credit analysis; (iii) agrees that it will, independently and without reliance upon the Administrative Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Exit Facility Credit Agreement; (iv) appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under the Exit Facility Credit Agreement as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto; (v) agrees that it will be bound by the provisions of the Exit Facility Credit Agreement and will perform in accordance with its terms all the obligations which by the terms of the Exit Facility Credit Agreement are required to be performed by it as Lender; (vi) confirms that it has reviewed each of the Intercreditor Agreement and the Province Intercreditor Agreement, confirms that the Assigned Interest is subject to each of the Intercreditor Agreement and the Province Intercreditor Agreement and agrees that the Administrative Agent can bind the Assignee and its Assigned Interest to the provisions under and pursuant to each of the Intercreditor Agreement and the Province Intercreditor Agreement; **[and (vii) represents and warrants that it is not a non-resident of Canada for purposes of Part XIII of the *Income Tax Act* (Canada)/is a Canadian partnership within the meaning of Section 102 of the ITA /is an authorized foreign bank deemed to be resident in Canada for purposes of the ITA in respect of all amounts paid or credited to it under the Exit Facility Credit Agreement [if the Assignee is organized under the laws of a jurisdiction outside Canada] the Assignee has delivered to the Administrative Agent a certificate as to the Assignee's exemption from Canadian withholding taxes with respect to all payments to be made to the Assignee under the Exit Facility Credit Agreement] [NTD: "(vii)" above only to be inserted if assignment occurs at a time when no Event of Default has occurred and is continuing]**

4. Following the execution of this Assignment and Transfer Agreement, **[such agreement will be delivered to the Administrative Agent for acceptance by it, effective as of the Effective Date, and]** a copy of this Assignment and Transfer Agreement shall thereafter forthwith be delivered to the Company **[and the Administrative Agent]. [Note: modify sentence accordingly depending on whether or not consent of Administrative Agent is required under Section 11.1 of the Exit Facility Credit Agreement.]**

5. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the assigned interest (including payments of principal, interest, fees and other amounts) to the Assignee, whether such amounts have accrued prior to the Effective Date or accrue subsequent to the Effective Date. The Assignor and Assignee shall make all appropriate adjustments in payments for periods prior to the Effective Date made by the Administrative Agent or with respect to the making of this assignment directly between themselves.

6. From and after the Effective Date, (i) the Assignee shall be a party to the Exit Facility Credit Agreement and, to the extent provided in this Assignment and Transfer Agreement, have the rights and obligations of a Lender thereunder, and (ii) the Assignor shall, to the extent provided in this Assignment and Transfer Agreement, relinquish its rights and be released from its obligations under the Exit Facility Credit Agreement.

7. This Assignment and Transfer Agreement may be executed in counterparts (including counterparts by facsimile) and all such counterparts shall constitute one and the same instrument.

8. This Assignment and Transfer Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Acceptance to be executed by their respective duly authorized officers.

Accepted:

[CIT BUSINESS CREDIT CANADA INC.,
As Lender and Administrative Agent for Other Lenders]

By: ______________________________

Title: ______________________________

[NAME OF ASSIGNOR],
As Assignor

By: ______________________________

Title: ______________________________

[NAME OF ASSIGNOR],
As Assignee

By: ______________________________

Title: ______________________________

STELCO INC.

By: ______________________________

Title: ______________________________**Schedule 1 to Assignment and Transfer Agreement**

Name of Assignor: ____

Name of Assignee: ____

Effective Date of Assignment: ______________________________

Assigned Facilities	**Principal Amount Assigned**	**Percentage Assigned of the Facility (shown as a percentage of aggregate original principal amount of all Lenders**
Revolving Loans	$______________	______%

EXHIBIT "B"

FORM OF BORROWING BASE CERTIFICATE

CIT BUSINESS CREDIT CANADA INC.
Borrowing Base Certificate

REPORT#:

Date________________________

	Client: STELCO INC. #1115		ACCOUNTS RECEIVABLE As @	INVENTORY As @
	TOTAL COLLATERAL (line 8 of previous report)		$	$
2.	GROSS SALES (per attached report)	(+)	$______	$______-
3.	CREDIT MEMOS (per attached report)	(-)	$______	$______-
4.	INVENTORY CHANGE (per attached report)	(+/-)	$______-	$______
5.	MISC. ADJUSTMENT	(+/-)	$______	$______
6.	NET COLLECTIONS (per attached report)	(-)	$______	$______-
7.	DISCOUNTS ALLOWED (per attached report)	(-)	$______-	$______-
8.	**A. TOTAL COLLATERAL (mixed $) per this report**		$______	$______
	B. US$ Exchange Increase		$______	$______-
	C. TOTAL COLLATERAL (CAD$) per this report		$______	$______
9.	MONTHLY INELIGIBLES	(-)	$______	$______
10.	TOTAL ELIGIBLE COLLATERAL (line 8C minus 9)		$______	$______
	MAXIMUM AVAILABLE: (Revolving Limit)		$______	
11.	Eligible Accounts Receivable at 85% of Line 10 **[subject to 35% of total Eligible Accounts Receivable for GM, Ford and Chrysler collectively and 15% for any one of GM, Ford and DaimlerChrysler individually]**	85%	$______	
12.	Eligible Inventory at lesser of:			
	(i) 65% of Line 10 **[or 70 % of Line 10, as applicable]**	60%		$
	or (ii) 85% of Net OLV (____%)***	___%		$
	or (iii) 150% **[or 160%, as applicable]** of the amount of Line 11 (Inventory cap)			$______
13.	BORROWING BASE BEFORE AVAILABILITY RESERVES (line 11+12)		$______	
14.	TOTAL AVAILABILITY RESERVES		$______	

5071076 v22

Client: STELCO INC. #1115		ACCOUNTS RECEIVABLE As @	INVENTORY As @
15. **BORROWING BASE (line 13 minus 14)**		$________	
		CAD	USD
16. LOAN BALANCE (Previous Report)		$________	$________-
17. ADVANCES	(+)	$________	$________-
18. CHARGES OR CREDITS	(+/-)	$________-	$________-
19. NET COLLECTIONS...	(-)	$________-	$________-
20. NON A/R COLLECTIONS	(-)	$________-	$________-
21. **A. REVOLVER LOAN BALANCE per this report**.........		$________	$________-
B. REVOLVER LOAN BALANCE IN CAD $		$________	

Pursuant to, and in accordance with, the terms and provisions of that Exit Facility Credit Agreement ("Agreement"), between CIT Business Credit Canada Inc. (the "Secured Party")as lender and agent for GE Canada Finance Holding Company, any other party who may become a lender thereunder (collectively, the "Lenders") and Stelco Inc. (the "Borrower"), the Borrower is executing and delivering to the Secured Party this Borrowing Base Certificate accompanied by supporting data (collectively referred to as "Report"). The Borrower warrants and represents to the Secured Party that this Report is true, correct, and based on information contained in the Borrower's own financial accounting records. The Borrower, by the executing of this Report, hereby ratifies, confirms and affirms as to the terms, conditions, and provisions of the Agreement, and further certifies on this ______ day of __________________, that the Borrower is in compliance with said Agreement.

*** **Net OLV is defined in the Agreement.**

AUTHORIZED SIGNATURE:________________________ DATE:__________________

EXHIBIT "C"

FORM OF OFFICER'S CERTIFICATE

TO: CIT Business Credit Canada Inc., as lender and as agent for other lenders

The undersigned, ________________ [TITLE], of STELCO INC. (the "**Company**"), pursuant to Section 4.1[(2)/(3)/(4)] of the exit facility credit agreement dated ●, among the Company, CIT Business Credit Canada Inc., GE Canada Finance Holding Company, and any other party which may become a lender to the Company and the Company (the "**Exit Facility Credit Agreement**" (capitalized terms used herein and not otherwise defined having the meanings ascribed thereto in the Exit Facility Credit Agreement)), **DOES HEREBY CERTIFY** in his capacity as an authorized signing officer of the Company and not in his personal capacity that:

1. The financial statements attached hereto fairly and accurately represent the Company's financial condition at the end of the particular accounting period set out in such financial statements, as well as the Company's operating results during such accounting period, **[subject to year-end audit adjustments;]** and

2. During the accounting period set out in such financial statements:

   (i) there has been no Default or Event of Default under the Exit Facility Credit Agreement, **[Note to Draft: provided however, that if any such officer has knowledge that any such Default or Event of Default, has occurred during such period, the existence of and a detailed description of same shall be set forth in this paragraph]**;

   (ii) each of the representations and warranties made by the Credit Parties in the Exit Facility Credit Agreement or any other Loan Document is true and correct on and as of the date hereof as if made on and as of such date except for those representations and warranties which speak to a specific date which are true and correct as of such date;

   (iii) all payments required to have been made pursuant to applicable law (including the Stelco Pension Regulation) in respect of Canadian Pension Plans and the Pension Agreement have been made;

   (iv) the Company has not received any notice of cancellation with respect to any of its insurance policies which it is required to maintain or is contemplated pursuant hereto; and

   (v) the Company has not received any notice, nor has any event or circumstance occurred nor does any condition exist, that could reasonably be expected to result in a Material Adverse Effect.

IN WITNESS WHEREOF, the undersigned has executed this Officer's Certificate on behalf of the Company as of the ______ day of ________________, 200__.

____

Name: ●
Title: ●

EXHIBIT "D"

FORM OF BORROWING NOTICE

[Date]

CIT Business Credit Canada Inc.
207 Queen's Quay West, Suite 700
Toronto, Ontario M5J 1A7

Attention: Account Executive

Dear Sirs:

The undersigned, Stelco Inc. (the "**Borrower**"), refers to the exit facility credit agreement dated ● (as amended, supplemented or restated from time to time, the "**Credit Agreement**", the terms defined therein being used herein as therein defined) among the Borrower, the Administrative Agent and the Lenders, and gives you notice pursuant to Section 1.2 of the Credit Agreement that the Borrower requests an Accommodation under the Credit Agreement, and, in that connection, sets forth below the information relating to the Accommodation (the "**Proposed Accommodation**") as required by Section 1.2 and by Section **[2.1][2.2]** of the Credit Agreement:

1. The date of the Proposed Accommodation, being a Business Day, is ●.

2. The types of advances comprising the Proposed Accommodation are ●.[1]

3. The aggregate amount of the Proposed Accommodation is ●.[2]

4. The initial LIBOR Interest Period applicable to the Proposed Accommodation and the maturity date is ●.[3]

5. There has been no Default or Event of Default under the Credit Agreement. **[NTD: provided however, that if any such officer has knowledge that any such Default or Event of Default has occurred during such period, the existence of a detailed description of same shall be set forth in this paragraph].**

6. Each of the representations and warranties made by the Credit Parties in the Credit Agreement or any other Loan Document is true and correct on and as of the date hereof as if made on and as of such date except for those representations and warranties which speak to a specific date which are true and correct as of such date.

---

1 Specify US Base Rate Loan, Canadian Prime Rate Loan or LIBOR Rate Loan.

2 Specify the currency (Canadian Dollars or U.S. Dollars) in amounts permitted pursuant to Section 1.2.

3 For a LIBOR Rate Loan specify either 1, 2, 3 or 6 months.

Yours truly,

STELCO INC.

By: ______________________________

Authorized Signing Officer

EXHIBIT "E"

FORM OF ELECTION NOTICE

[Date]

CIT Business Credit Canada Inc.
207 Queen's Quay West, Suite 700
Toronto, Ontario M5J 1A7

Attention: Account Executive

Dear Sirs:

The undersigned, Stelco Inc. (the "**Borrower**"), refers to the exit facility credit agreement dated ● (as amended, supplemented or restated from time to time, the "**Credit Agreement**", the terms defined therein being used herein as therein defined) among the Borrower, the Administrative Agent and the Lenders and gives you notice pursuant to Section 1.2 of the Credit Agreement that the Borrower elects to **[change one type of Accommodation to another type of Accommodation under the Credit Agreement] [continue a LIBOR Rate Loan for an additional LIBOR Interest Period]** and, in that connection, sets forth below the information relating to the election as required by Section 1.2 and by Section 2.2 of the Credit Agreement:

1. If the type of advance is to be changed:

   (a) The new type of Accommodation is ●;[1]

   (b) The date of such change, being a Business Day, is ●; and

   (c) The initial LIBOR Interest Period applicable to the Accommodation is ● days and the date on which the LIBOR Interest Period is to begin is ●.[2]

2. If the Accommodation is a LIBOR Rate Loan which is to continue as such for an additional LIBOR Interest Period, the subsequent LIBOR Interest Period applicable to such Accommodation is ● days and the date on which the LIBOR Interest Period is to begin is ●.[2]

---

[1] If the Accommodation is a Canadian Prime Rate Loan, the Borrower may elect to change it as of any Business Day to a U.S. Dollar Loan, in a principal amount equal to the Equivalent U.S. $ Amount of the Canadian Prime Rate Loan determined on the date of the change. If the Loan is a US Base Rate Loan, the Borrower may elect to change it as of any Business Day to (i) a Canadian Prime Rate Loan , in a principal amount equal to the Equivalent Can. $ Amount of the US Base Rate Loan determined on the date of the change, or (ii) a LIBOR Rate Loan. If the Loan is a LIBOR Rate Loan, the Borrower may elect to (i) change the LIBOR Rate Loan to (y) a Canadian Prime Rate Loan, in a principal amount equal to the Equivalent Can. $ Amount of the LIBOR Rate Loan on the date of the change, or (z) a US Base Rate Loan, or (ii) continue the LIBOR Rate Loan for an additional LIBOR Interest Period applicable to the LIBOR Rate Loan.

[2] If the new type of Accommodation is a LIBOR Rate Loan, or if a LIBOR Rate Loan is to continue, specify either 1, 2, 3 or 6 months.

3. There has been no Default or Event of Default under the Credit Agreement. **[NTD: provided however, that if any such officer has knowledge that any such Default or Event of Default has occurred during such period, the existence of a detailed description of same shall be set forth in this paragraph].**

4. Each of the representations and warranties made by the Credit Parties in the Credit Agreement or any other Loan Document is true and correct on and as of the date hereof as if made on and as of such date except for those representations and warranties which speak to a specific date which are true and correct as of such date.

Yours truly,

STELCO INC.

By: ______________________________
Authorized Signing Officer

EXHIBIT "F"

FORM OF DRAWING NOTICE

[Date]

CIT Business Credit Canada Inc.
207 Queen's Quay West, Suite 700
Toronto, Ontario M5J 1A7

Attention: Account Executive

Dear Sirs:

The undersigned, Stelco Inc. (the "**Borrower**"), refers to the exit facility credit agreement dated ● (as amended, supplemented or restated from time to time the "**Credit Agreement**", the terms defined therein being used herein as therein defined) among the Borrower, the Agent and the Lenders and gives you notice pursuant to Section 1.6 of the Credit Agreement that the Borrower requests a Drawing under the Credit Agreement, and, in that connection, sets forth below the information relating to such Drawing (the "**Proposed Drawing**") as required by Section 1.6 and by Section **[2.1/2.2]** of the Credit Agreement:

1. The Drawing Date of the Proposed Drawing, being a Business Day, is ●.

2. The aggregate Face Amount of Drafts to be accepted and purchased is Cdn. $●.[1]

3. The maturity date for the Drafts is ●, representing a term to maturity of approximately ● days.[2]

4. **[In the case of a conversion, insert principal amount and the particulars of the type of Accommodation to be converted.]**

5. There has been no Default or Event of Default under the Credit Agreement. **[NTD: provided however, that if any such officer has knowledge that any such Default or Event of Default has occurred during such period, the existence of a detailed description of same shall be set forth in this paragraph].**

6. Each of the representations and warranties made by the Credit Parties in the Credit Agreement or any other Loan Document is true and correct on and as of the date hereof as if made on and as of such date except for those representations and warranties which speak to a specific date which are true and correct as of such date.

---

1 Specify a minimum of $1,000,000 and an integral multiple of $100,000.
2 Specify either 30, 60, 90 or 180 days.

Yours truly,

STELCO INC.

By: ______________________________

Authorized Signing Officer

EXHIBIT "G"

AGREEMENT BETWEEN THE CO-COLLATERAL AGENTS

Immediate Co-Collateral Agent Rights:

- GE as Co-Collateral Agent is allowed to attend field examinations.
- All reporting sent to CIT shall also go directly to GE. Either Co-Collateral Agent may directly request specific reporting with respect to Sections 4.1(1), (2), (3), (4) and (11) of this Agreement.
- No annual fee to GE as Co-Collateral Agent except as specifically set forth in the Financing Agreement.

Without restriction to the Administrative Agent's rights hereunder, upon (a) Line Availability being less than $100,000,000, or (b) the occurrence of an Event of Default, the Co-Collateral Agents will have the following additional rights which may be exercised until such time as Line Availability is greater than or equal to $150,000,000 if calculated on a 90 day rolling average, and during such 90 day period, at no time has Line Availability been less than $125,000,000:

- Ability to implement Availability Reserves.
- Ability to use their discretion as it relates to Eligible Accounts Receivable and Eligible Inventory.

If either Co-Collateral Agent proposes an adjustment or revision to Availability Reserves or Eligible Accounts Receivable or Eligible Inventory as permitted by this Exhibit "G", or exercising a right or makes any other proposal regarding a determination or action which may be made by the Co-Collateral Agents pursuant to this Agreement, and the Co-Collateral Agents collectively cannot agree on such adjustment, revision or action, the final determination shall be made by the individual Co-Collateral Agent asserting the more conservative credit judgment, such credit judgment to be exercised in good faith.

SCHEDULES

- Schedules have been deleted for confidentiality purposes -

HLE MINING GP INC., as Guarantor

By: ______________________________
Name:
Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

LAKE ERIE LAND LIMITED PARTNERSHIP, by its general partner LAKE ERIE LAND GP INC., as Guarantor

By: ______________________
Name:
Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

LAKE ERIE LAND GP INC., as Guarantor

By: ______________________
Name:
Title:

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

CHT STEEL COMPANY INC., as Guarantor

By: ______________________
Timothy Huxley
Secretary

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

6076483 CANADA INC., as Guarantor

By: ______________________________

Courtney Pratt

President

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

WELLAND PIPE LTD., as Guarantor

By: ______________________
Courtney Pratt
Chairman and President

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

6076475 CANADA INC., as Guarantor

By: ______________________________

Courtney Pratt

President

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

STELPIPE LTD., as Guarantor

By: ______________________
Courtney Pratt
Chairman & CEO

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

STELCAM HOLDINGS INC., as Guarantor

By: ______________________
William E. Vaughan
President and Secretary

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

CAMROSE TUBES LIMITED, as Guarantor

By: [signature]
Timothy Huxley
President & Secretary

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

COMMERCIAL DISTRIBUTION SERVICES, INC., as Guarantor

By: ____________________
Timothy Huxley
President, Secretary and Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

STELCO HOLDING COMPANY, as Guarantor

By: ______________________
Timothy Huxley
Chairman, President, V.P.,
Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

ONTARIO HIBBING COMPANY, as Guarantor

By: ______________________________
Timothy Huxley
V.P. & Secretary

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

STELCO COAL COMPANY, as Guarantor

By: ______________________
Timothy Huxley
President, Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

CHISHOLM COAL COMPANY, as Guarantor

By: ______________________
Timothy Huxley
President, V.P., Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

ONTARIO EVELETH COMPANY, as Guarantor

By: ______________________
Timothy Huxley
President, V.P., Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

STELCO ERIE CORPORATION, as **Guarantor**

By: ______________________
Timothy Huxley
President, Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

KANAWHA COAL COMPANY, as Guarantor

By: ______________________________
Timothy Huxley
President, Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

[Intercreditor Agreement]

ONTARIO COAL COMPANY, as Guarantor

By: ______________________

Timothy Huxley

President, Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

ONTARIO TILDEN COMPANY, as Guarantor

By: ______________________
Timothy Huxley
Chairman of the Board, President, V.P., Secretary & Treasurer

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

STELCO USA, INC., as Guarantor

By: ______________________
Timothy Huxley
President & Secretary

Address for Notices:

386 Wilcox Street
Hamilton, Ontario
L8L 8K5

Attention: General Counsel
Facsimile: (905) 308-7007

SCHEDULE "A"
AGREEMENT TO BE BOUND

To the Intercreditor Agreement dated March 31, 2006, among CIT Business Credit Canada Inc. (the "**ABL Agent**"), 1685970 Ontario Inc. (the "**Term Agent**"), BNY Trust Company of Canada and The Bank of New York (collectively, the "**Secured Notes Trustees**"), Stelco Inc. (the "**Borrower**") and certain subsidiaries of the Borrower (the "**Guarantors**") (the "**Intercreditor Agreement**")

This Agreement to be Bound is being executed and delivered pursuant to Section **[8.13/8.14/8.15]** of the Intercreditor Agreement. The undersigned, having **[purchased/been transferred the ABL Obligations/Term Credit Obligations/Secured Notes Obligations][become a successor ABL Agent/Term Agent/Secured Notes Trustee][become a co-agent/co-trustee][become a Guarantor of the Obligations]** on the date hereof, hereby agrees to be bound by the terms and conditions of, and to become a party to, the Intercreditor Agreement (a copy of which is attached hereto) as the **[ABL Agent/Term Agent/Secured Notes Trustee/Guarantor]** thereunder, as if the undersigned had been a party to such agreement as of the date thereof and such terms and conditions shall enure to the benefit of and be binding upon the undersigned, its successors and permitted assigns.

IN WITNESS WHEREOF the undersigned has executed this instrument this ___________ day of ________________, 200●.

[●]

By: ______________________________
Authorized Signing Officer

INDEX

List of Documents Furnished Pursuant to Rule 12g3-2(b)(1)(i)

Tab	Document	Date
1	Press Release re: "Stelco provides restructuring update"	January 9, 2006
2	Press Release re: "Stelco announces filing of 45th Monitor's Report"	January 10, 2006
3	Press Release re: "Stelco announces filing of 46th Monitor's Report"	January 13, 2006
4	Press Release re: "Stelco announces filing of 47th Monitor's Report"	January 16, 2006
5	Press Release re: "Stelco issues restructuring update"	January 19, 2006
6	Press Release re: "Stelco announces filing of 48th Monitor's Report"	January 20, 2006
7	Press Release re: "Stelco comments on resignation letter of former directors"	January 21, 2006
8	Press Release re: "Stelco's restructuring receives Court approval"	January 21, 2006
9	Material Change Report	January 24, 2006
10	Press Release re: "Stelco provides update on Lake Erie upgrade program"	January 25, 2006
11	Press Release re: "Stelco issues restructuring update"	January 27, 2006
12	Press Release re: "Stelco announces closing of AltaSteel sale transaction"	February 1, 2006
13	Press Release re: "Stelco completes sale of Norambar, Stelwire and Stelfil to Mittal"	February 1, 2006
14	Press Release re: "Application materials served for Stelco reorganization"	February 3, 2006

15	Press Release re: "Stelco Announces Filing of 50th Monitor's Report"	February 9, 2006
16	Stelco Plan of Arrangement	February 10, 2006
17	Press Release re: "Court approves reorganization of Stelco's corporate structure"	February 14, 2006
18	Press Release re: "Stelco Announces Filing of 51st Monitor's Report"	February 23, 2006
19	Press Release re: "TSX requests that Stelco apply to delist current shares"	February 27, 2006
20	Press Release re: "Stelco announces filing of 52nd Monitor's Report"	February 28, 2006
21	Press Release re: "Stelco stay period extended until March 31, 2006"	March 2, 2006
22	Press Release re: "Stelco to seek delisting of current common shares"	March 3, 2006
23	Material Change Report	March 6, 2006
24	Press Release re: "Stelco to seek court order concerning issuance of floating rate notes"	March 7, 2006
25	Press Release re: "Stelco announces filing of 54th Monitor's Report"	March 10, 2006
26	Press Release re: "Stelco to Appoint Rodney Mott as President and CEO"	March 13, 2006
27	Press Release re: "Stelco confirms delisting of common shares"	March 14, 2006
28	Media Advisory re: "Stelco announces conference call and web cast on fourth quarter and year-end 2005 financial results"	March 15, 2006
29	Press Release re: "Stelco obtains asset sale proceeds distribution order"	March 16, 2006
30	Press Release re: "Stelco announces filing of 55th Monitor's Report"	March 22, 2006

31	Amending Letter	March 23, 2006
32	2005 Annual Report	March 24, 2006
33	Form 13-502F1 – Annual Participation Fee For Reporting Issuers	March 24, 2006
34	Management's Discussion and Analysis	March 24, 2006
35	Press Release re: "Stelco reports results for the fourth quarter and year 2005"	March 24, 2006
36	Press Release re: "Stelco announced distribution record date"	March 24, 2006
37	Stelco Inc. Code of Ethics & Business Conduct	March 24, 2006
38	Stelco Inc. Annual Information Form	March 24, 2006
39	Form 52-109F1 – Certification of Annual Filings (Senior Vice President – Finance and Chief Financial Officer)	March 24, 2006
40	Form 52-109F1 – Certification of Annual Filings (President and Chief Executive Officer)	March 24, 2006
41	Press Release re: "Stelco to seek court order concerning issuance of amended Floating Rate Notes"	March 24, 2006
42	Second Amending Letter	March 24, 2006
43	Press Release re: "Stelco issues restructuring update"	March 27, 2006
44	Press Release re: "Stelco announces posting of certain restructuring plan documents"	March 27, 2006
45	Press Release re: "Stelco obtains Court Order concerning issuance of new securities"	March 28, 2006
46	Press Release re: "Stelco announces filing of 57th Monitor's Report"	March 29, 2006
47	Press Release re: "Stelco set to emerge from restructuring process"	March 31, 2006

48	Certificate of Arrangement	March 31, 2006
49	Certificate of Amendment	March 31, 2006
50	Stelco Inc. and CIBC Mellon Trust Company – Warrant Indenture	March 31, 2006
51	Stelco Inc. and BNY Trust Company of Canada – Trust Indenture	March 31, 2006
52	Stelco Inc. and BNY Trust Company of Canada and The Bank of New York – First Supplemental Indenture	March 31, 2006
53	Stelco Inc. and Province of Ontario - Province Note Loan Agreement	March 31, 2006
54	Stelco Inc. and 1685970 Ontario Inc. and BNY Trust Company of Canada and The Bank of New York and The Province of Ontario – Province Intercreditor Agreement	March 31, 2006
55	Stelco Inc. and Superintendent of Financial Services and The Province of Ontario and Hamilton Coke Limited Partnership and Hamilton Land Limited Partnership and Hamilton Steel Limited Partnership and Lake Erie Coke Limited Partnership and Lake Erie Land Limited Partnership and Lake Erie Steel Limited Partnership – Pension Agreement	March 31, 2006
56	CIT Business Credit Canada Inc. and 1685970 Ontario Inc. and BNY Trust Company of Canada and The Bank of New York and Stelco Inc. and Certain Subsidiaries of Stelco – Inter-Creditor Agreement	March 31, 2006
57	CIT Business Credit Canada Inc. and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and "Any Other Party Which May From Time to Time Become Lender(s) Hereunder" and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and GE Canada Finance Holding Company and GE Capital Markets Inc. and Stelco Inc. – Exit Facility Credit Agreement	March 31, 2006

58	Stelco Inc. and "The Lenders Signatory Hereto From Time to Time" and 1685970 Ontario Inc. – Credit Agreement	March 31, 2006
59	Press Release re: "Stelco provides post-restructuring update"	April 2, 2006
60	Material Change Report	April 10, 2006
61	Press Release re: "Stelco announces analyst conference call and web cast on first quarter 2006 financial results"	April 25, 2006
62	Notice of Meeting	April 25, 2006
63	Press Release re: Stelco Chief Financial Officer to retire"	May 4, 2006
64	Stelco Inc. Quarter 1, 2006 Report to the Shareholders	May 10, 2006
65	Form 52-109F2 – Certification of Interim Filings (Chief Financial Officer)	May 10, 2006
66	Form 52-109F2 – Certification of Interim Filings (President and Chief Executive Officer)	May 10, 2006
67	Management Information Circular	May 10, 2006
68	Proxy Form	May 10, 2006
69	By-Law No. 29 (General By-Laws)	May 10, 2006
70	Press Release re: Stelco reports results for first quarter of 2006"	May 11, 2006
71	Certificate re: dissemination to shareholders	May 25, 2006
72	Press Release re: "Stelco and Local 1005 conclude tentative collective agreement"	June 15, 2006
73	Report of Voting Results	June 22, 2006
74	Press Release re: "Stelco provides update on 2006 forecasts and targets"	June 22, 2006

75	Certificate of Amendment	June 23, 2006
76	Press Release re: "Stelco appoints Chief Financial Officers"	June 28, 2006
77	Material Change Report	June 29, 2006
78	Press Release re: "Stelco announces analyst conference call and web cast on second quarter 2006 financial results"	July 21, 2006
79	Stelco Inc. Quarter 2, 2006 Report to the Shareholders	August 9, 2006
80	Form 52-109F2 – Certification of Interim Filings (Chief Financial Officer)	August 9, 2006
81	Form 52-109F2 – Certification of Interim Filings (President and Chief Executive Officer)	August 9, 2006
82	Press Release re: "Stelco reports results for second quarter 2006"	August 10, 2006
83	Form 45-102F1 – Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities	August 14, 2006
84	Press Release re: Stelco announces agreement to sell surplus land to the Hamilton Port Authority"	August 29, 2006
85	Form 45-102F1 – Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities	September 8, 2006
86	Press Release re: "Stelco scheduled maintenance outages"	September 28, 2006
87	Press Release re: "Semi-annual interest rate for Stelco's floating rate notes"	September 28, 2006
88	Media Advisory re: "Stelco announces analyst conference call and web cast on third quarter 2006 financial results"	October 20, 2006
89	Stelco Inc. Quarter 3, 2006 Report to the Shareholders	November 9, 2006

90	Form 52-109F2 – Certification of Interim Filings (Chief Financial Officer)	November 9, 2006
91	Form 52-109F2 – Certification of Interim Filings (President and Chief Executive Officer)	November 9, 2006
92	Press Release re: "Stelco reports results for third quarter 2006"	November 9, 2006
93	Form 45-102F1 – Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities	November 14, 2006
94	Press Release re: "Lake Erie Steel – ISO/TS16949 certification"	December 14, 2006
95	Press Release re: "Stelco Completes its Operational Improvement Program"	February 7, 2007
96	Material Change Report	February 19, 2007
97	Media Advisory re: "Stelco Announces Analyst Conference Call and Web Cast on 2006 Year-end Financial Results"	February 28, 2007
98	Management's Discussion and Analysis	March 7, 2007
99	Annual Report 2006	March 7, 2007
100	Form 13-502F1 – Class 1 Reporting Issuers – Participation Fee	March 7, 2007
101	Audited Financial Statements	March 7, 2007
102	Press Release re: "Stelco Reports Results for 2006"	March 7, 2007
103	Press Release re: "Stelco appoints new director"	March 8, 2007
104	Press Release re: "Stelco Announces Improvements to its $600 Million Revolving Credit Facility"	March 23, 2007
105	CIT Business Credit Canada Inc. and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and "Any Other Party Which Is Or May From Time to Time Become	March 23, 2007

	Lender(s) Hereunder" and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and GE Canada Finance Holding Company and GE Capital Markets Inc. and Stelco Inc. – Amended and Restated Exit Facility Credit Agreement	
106	Press Release re: "Semi-Annual Interest for Stelco's Floating Rate Notes"	March 29, 2007
107	Stelco Inc. Annual Information Form	March 30, 2007
108	Form 52-109F2 – Certification of Annual Filings (Chief Financial Officer)	March 30, 2007
109	Form 52-109F2 – Certification of Annual Filings (President and Chief Executive Officer)	March 30, 2007
110	Press Release re: "Stelco Announces Transfer of Hot Strip Processing to Lake Erie Mill"	April 5, 2007
111	Press Release re: "Proposed term loan refinancing"	April 9, 2007
112	Material Change Report	April 18, 2007
113	Media Advisory re: "Stelco announces analyst conference call and web cast on first quarter 2007 financial results"	April 23, 2007
114	Stelco Inc. Quarter 1, 2007 Report to the Shareholders	April 30, 2007
115	Form 52-109F2 - Certification of Interim Filings (Chief Financial Officer)	April 30, 2007
116	Form 52-109F2 - Certification of Interim Filings (Chief Executive Officer)	April 30, 2007
117	Press Release re: "Stelco reports first quarter results"	April 30, 2007
118	Press Release re: "Stelco completes refinancing US$270 million term loan"	May 9, 2007
119	Consent to Electronic Delivery of Documents	May 14, 2007
120	Non-Registered Shareholder Request for	May 14, 2007

	Financial Statements	
121	Registered Shareholder Request for Financial Statements	May 14, 2007
122	Notice of Meeting	May 14, 2007
123	Management Information Circular	May 14, 2007
124	Form of Proxy	May 14, 2007

58

CREDIT AGREEMENT

Dated as of March 31, 2006

among

STELCO INC.,

as Borrower,

THE LENDERS SIGNATORY HERETO

FROM TIME TO TIME,

as Lenders,

and

1685970 ONTARIO INC.,

as Agent and Lender

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

INDEX OF APPENDICES

This **CREDIT AGREEMENT** (this "**Agreement**"), dated as of March 31, 2006 among STELCO INC. ("**Borrower**"), the Lenders signatory hereto, and 1685970 ONTARIO INC. (in its individual capacity, "**Tricap**"), for itself, as Lender, and as Agent for the Secured Parties, and the other Lenders signatory hereto from time to time.

RECITALS

A. On January 29, 2004, Borrower, Stelpipe, Stelwire, CHT Steel and Welland Pipe commenced proceedings under the CCAA and the CBCA (the **"Reorganization Proceedings"**). In connection with the Reorganization Proceedings, an amended and restated plan of reorganization and of compromise and arrangement pursuant to the CCAA and the CBCA (as such plan of reorganization and of compromise and arrangement may be amended, modified or supplemented in accordance with its terms, the **"CCAA Plan"**) was filed with the CCAA Court on December 9, 2005 and sanctioned by the CCAA Court on January 20, 2006; and

B. In conjunction with the transactions contemplated by the CCAA Plan, Borrower has requested that Lenders extend a revolving term credit facility to Borrower of up to three hundred and seventy-five million Dollars ($375,000,000) in the aggregate to provide *inter alia* (a) working capital financing for Borrower and the other Credit Parties, (b) funds for Capital Expenditures, all as permitted hereunder; and for these purposes, Lenders are willing to make certain loans and other extensions of credit to Borrower of up to such amount upon the terms and conditions set forth herein; and

C. Borrower has agreed to secure all of its obligations under the Loan Documents by granting to Agent, for the benefit of Agent and other Secured Parties, a security interest in and hypothecs and lien upon, all of its existing and after-acquired personal, real, movable and immovable property; and

D. The Guarantors are willing to guarantee all of the obligations of Borrower to Agent and other Secured Parties under the Loan Documents and have agreed to secure all of their obligations under their guarantees by granting to Agent, for the benefit of Agent and other Secured Parties, a security interest in and hypothecs and lien upon, all of their existing and after-acquired personal, real, movable and immovable property; and

E. All Annexes, Disclosure Schedules, Exhibits and other attachments (collectively, "**Appendices**") hereto, or expressly identified to this Agreement, are incorporated herein by reference, and taken together with this Agreement, shall constitute but a single agreement. These Recitals shall be construed as part of the Agreement.

DEFINITIONS

Capitalized terms used in the Loan Documents shall have (unless otherwise provided elsewhere in the Loan Documents) the following respective meanings and all references to Sections, Exhibits, Schedules or Annexes in the following definitions shall refer to Sections, Exhibits, Schedules or Annexes of or to the Agreement:

"304 Proceeding" means the ancillary case commenced by Ernst & Young Inc., as monitor, under Section 304 of Title 11 of the U.S. Bankruptcy Code.

"ABL Agent" means CIT Business Credit Canada Inc., as agent under the ABL Facility or any successor or replacement agent.

"ABL Credit Documents" means the ABL Loan Agreement, and all pledge, debenture, security, guarantee and other documents and instruments executed and delivered in connection therewith, all as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"ABL Facility" means an asset-based loan facility to be provided by CIT Business Credit Canada Inc., GE Canada Finance Holding Company and one or more other financial institutions or other lenders to Borrower in an aggregate principal amount of up to $600,000,000 (together with any Protective Advances).

"ABL Loan Agreement" means the loan agreement dated the date hereof between Borrower, the ABL Agent and the lenders from time to time party thereto, as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"ABL Priority Collateral" means with respect to any Person all present and future:

(a) Accounts, Inventory (including any and all returned or repossessed merchandise or other goods which by sale resulted in Accounts) and Other Collateral of such Person;

(b) books, records, ledger cards, files, correspondence, invoices, documents, papers, electronically recorded data, computer programs, tapes, disks and related software (owned by such Person or in which such Person has an interest, including any and all access codes in respect thereof) that at any time evidence or contain information relating to any Accounts, Inventory, Other Collateral or Policies (as defined below) of such Person or are otherwise necessary in the collection thereof or realization thereupon;

(c) guarantees, letters of credit, letters of guarantee, encumbrances on real or personal property, leases and other agreements and property of any other Person that at any time in any way secure or relate to any Accounts, Inventory, Other Collateral or Policies of such Person, or are acquired for the purpose of securing any item thereof, but only to the extent that such item(s) relate to ABL Priority Collateral and excluding any portion thereof that relates to Term Priority Collateral;

(d) chattel paper, instruments and Documents of Title at any time evidencing or to the extent pertaining to any Accounts, Inventory, Other Collateral or Policies of such Person and all rights of such Person thereunder;

(e) policies and certificates of insurance pertaining to the items covered by clauses (a) through (d) above, including business interruption insurance relating to such Person's businesses and credit/receivables insurance, all policies issued by the Export Development Corporation and any other export insurer to the extent relating to the items covered by clauses (a) through (d) above, together with any and all schedules and endorsements thereto from time to time and any and all monies and other sums payable to or receivable by such Person from time to time under any of the foregoing, together with any and all present and future rights and benefits of such Person under and in connection with any of the foregoing and all agreements, permissions, approvals and consents from time to time granted to such Person under any or in connection with any of the

foregoing, and all covenants, terms, conditions, representations and warranties made or expressed therein or implied by law in relation thereto, and all rights granted to such Person under any of the foregoing to make claims, enforce performance, sue for and collect amounts owing, give consents or approvals, make selections, exercise options, participate in arbitration or other legal proceedings and/or give notices and declare defaults thereunder (collectively, the "**Policies**"); and

(f) proceeds of (a) to (e) above and all claims of such Person against third parties for loss of, damage to, or destruction of, and payments due or to become due under leases, rentals and hires of, any or all of (a) to (e) above and proceeds payable under, or unearned premiums with respect to the Policies.

"**ABL Secured Parties**" means the ABL Agent and the Co-Collateral Agent and lenders under the ABL Facility.

"**Accounts**" means, with respect to any Person, any and all of such Person's existing and future: (a) accounts (as defined in the PPSA), and any and all other receivables (whether or not specifically listed on schedules furnished to the ABL Secured Parties), including all accounts created by, or arising from, any of such Person's sales (including, without limitation the sale of off-gases, steam and electricity), leases, rentals of goods or renditions of services to its customers, including those accounts arising under such Person's trade names or styles, or through such Person's divisions; (b) indemnification rights in respect of other ABL Priority Collateral (but only to the extent such rights relate to ABL Priority Collateral) and tax refunds; (c) proceeds or royalties of any and all licensing agreements or arrangements with such Person and any licencee of such Person's General Intangibles so long as such General Intangibles are or relate to ABL Priority Collateral; (d) credit balances arising in connection with or pursuant to any of the foregoing; (e) General Intangibles pertaining to and to the extent necessary for the collection, realization, processing, sale or recovery in respect of any of the foregoing (including, without limitation, all rights to payment in respect of the foregoing, including, without limitation, those arising in connection with bank and non-bank credit cards) and including, without limitation, books and records and any electronic media and software relating to any and all of the foregoing (including any access codes in respect thereof); (f) notes, deposits or property of account debtors securing the obligations of any such account debtors to such Person; (g) cash and non-cash proceeds of any and all of the foregoing; (h) all demands, monies, choses in action and claims for monies now or hereafter due and payable in connection with any and all of the foregoing or otherwise; and (i) all unpaid sellers or lessors rights (including rescission, replevin, reclamation, repossession and stoppage in transit) relating to the foregoing or arising therefrom and all rights to any goods represented by any of the foregoing, including rights to returned, reclaimed or repossessed goods.

"**Adjusted EBITDA**" means Consolidated EBITDA, determined in accordance with GAAP, excluding unusual non-cash items (except that, with respect to accruals for unusual non-cash items that will be funded in future periods, adjusting to record those items in the Fiscal Years in which such expenses are funded), and adjusting GAAP expenses in connection with OPEB and Canadian Pension Plans to cash funding.

"**Affiliate**" means, with respect to any Person, (a) each Person that controls, is controlled by or is under common control with such Person, (b) each of such Person's officers, directors, joint venturers and partners, and (c) in the case of the Borrower, the immediate family members, spouses and lineal descendants of individuals who are Affiliates of the Borrower. In this Agreement "**control**" of a Person shall mean the possession, directly or indirectly, of the power to

direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise. With respect to any Credit Party, the term "**Affiliate**" shall specifically exclude each Agent and each Lender.

"**Agent**" means Tricap, in its capacity as Agent for Lenders, or its successor appointed pursuant to Section 9.7.

"**Agreement**" means this Agreement, as the same may be amended, supplemented, restated or otherwise modified from time to time.

"**AltaSteel**" means AltaSteel Ltd. an Alberta corporation.

"**Appendices**" has the meaning ascribed to it in the recitals to the Agreement.

"**Applicable Premium**" means

(a) 0 bps during the 6-month period commencing on the Target Date,

(b) such amount in (a) increased by 50 bps at the beginning of each 6-month period thereafter.

"**Asset Sale Proceeds**" means proceeds of any Disposition of any Collateral (but excluding sales of inventory in the ordinary course of business) received by a Credit Party net of (i) commissions and other reasonable and customary transaction costs, fees and expenses properly attributable to such transaction and payable by the applicable Credit Party in connection therewith, (ii) transfer taxes, goods and services taxes and sales taxes, as applicable, (iii) amounts payable (a) to holders of Liens on such property or assets, if any, that rank ahead of the Liens in favour of the Agent on behalf of the Lenders (for greater certainty, without prejudice to the rights and remedies of the Agent and the Lenders hereunder or under any other Loan Document to the extent such Liens do not constitute Permitted Encumbrances hereunder), (iv) claims of any other affected creditors (to the extent required to be satisfied by and subject to applicable laws), and (v) an appropriate reserve for Taxes, if any, in accordance with applicable tax laws in connection therewith.

"**Assignment Agreement**" has the meaning ascribed to it in Section 9.1(a).

"**Authorization**" shall mean, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Authority having jurisdiction over such Person, whether or not having the force of law.

"**BA Rate**" means, in respect of each calendar month (with the first such month being the month in which the Closing Date falls) the rate per annum determined by the Agent by reference to the average rate quoted on the Reuters Monitor Screen (Page CDOR, or such other Page as may replace such Page on such Screen for the purpose of displaying Canadian interbank bid rates for Canadian Dollar bankers' acceptances) applicable to Canadian Dollars bankers' acceptances with a term of one month, as of 10:00 a.m. (Toronto time) on the last Business Day of the prior month. If for any reason the Reuters Monitor Screen rates are unavailable, BA Rate means the rate of interest determined by the Agent that is equal to the arithmetic mean (rounded upwards to the nearest basis point) of the rates quoted by The Bank of Nova Scotia, Royal Bank of Canada and Canadian

Imperial Bank of Commerce on such day in respect of Canadian Dollar bankers' acceptances with a one month term.

"BIA" means, the *Bankruptcy and Insolvency Act* (Canada).

"Books and Records" means books and records of the Credit Parties (and, for the purposes of Section 6.2, of the Excluded Subsidiaries), including actual and pro forma financial statements, other financial, corporate, operations and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, correspondence, data and information, including all data and information stored on computer-related or other electronic media.

"Borrower" has the meaning ascribed thereto in the preamble to the Agreement.

"bps" means one hundredth of one percent.

"Business Day" means any day that is not a Saturday, a Sunday or a day on which banks are required or permitted to be closed in the City of Toronto.

"Businesses" means:

(a) the Hamilton Steel Business;

(b) the Lake Erie Steel Business;

(c) the Hamilton Coke Business;

(d) the Lake Erie Coke Business;

(e) the HMLTN Energy Business;

(f) the Lake Erie Energy Business;

(g) the Hamilton Land Business;

(h) the Lake Erie Land Business;

(i) the HLE Mining Business; and

(j) any business conducted by the Restricted Subsidiaries on the Closing Date.

"Canadian Benefit Plans" means any plan, fund, program, commitment, arrangement, agreement, practices, undertakings or policy, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, providing employee benefits, including medical, hospital care, dental, sickness, accident, disability and life insurance under which any Credit Party has, or will have, any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise, with respect to its or any of its current or previous Affiliates' Canadian employees or former Canadian employees, but excluding any Canadian Pension Plans.

"Canadian Court" has the meaning ascribed to it in the recitals to this Agreement.

"Canadian Dollars", **"Dollars"**, **"Cdn$"** or **"$"** shall mean the lawful currency of Canada.

"Canadian Pension Plans" means each pension, supplementary pension, retirement savings or other retirement income plan or arrangement of any kind, registered or non-registered, established, maintained or contributed to by any Credit Party for its or any of its current or previous Affiliates, Canadian employees or former Canadian employees including without limitation the Stelco Main Pension Plans and the Non-Core Pension Plans, but does not include the Canada Pension Plan or the Quebec Pension Plan that is maintained by the Government of Canada or the Province of Quebec, respectively.

"Canadian Prime Rate" means, at any time, the rate of interest per annum equal to the rate which the principal office of the Canadian Imperial Bank of Commerce in Toronto, Ontario then quotes, publishes and refers to as its "prime rate" and which is its reference rate of interest for loans in Canadian Dollars made in Canada to Canadian borrowers, adjusted automatically with each quoted, published or displayed change in such rate, all without necessity of any notice to Borrower or any other Person.

"Capital Expenditures" means, with respect to any Person, all expenditures (by the expenditure of cash or the incurrence of Indebtedness) by such Person during any measuring period for any fixed assets or improvements or for replacements, substitutions or additions thereto, that have a useful life of more than one year and that are required to be capitalized under GAAP.

"Capital Lease" means, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with GAAP, would be required to be classified and accounted for as a capital lease on a balance sheet of such Person.

"Capital Lease Obligation" means, with respect to any Capital Lease of any Person, the amount of the obligation of the lessee thereunder that, in accordance with GAAP, would appear on a balance sheet of such lessee in respect of such Capital Lease.

"CBCA" means the *Canada Business Corporations Act.*

"CBCA Arrangement" means an arrangement under the CBCA whereby the assets and businesses of the Borrower are restructured to transfer the Businesses to the respective General Partners, for and on behalf of the respective Limited Partnerships, on terms substantially similar to those set forth in Annex D to this Agreement, including the obtaining of all necessary orders of any court approving such arrangement, and, in any event, all on terms satisfactory to the Agent and each of the Lenders.

"CBCA Order" means the order of the CCAA Court dated February 14, 2006 approving the CBCA Arrangement.

"CCAA" means the *Companies' Creditors Arrangement Act* (Canada).

"**CCAA Order**" means the Initial CCAA Order and any other order made by the CCAA Court in respect of the Applicants, and shall include, without limitation, the order of the CCAA Court approving the CBCA Arrangement.

"**CCAA Court**" means the Ontario Superior Court of Justice (Commercial List) sitting in Toronto, Ontario.

"**CCAA Plan**" shall have the meaning ascribed thereto in Recital A.

"**Charges**" means all federal, provincial, state, county, city, municipal, local, foreign or other governmental withholding obligations, taxes, levies, assessments, charges, liens, claims or encumbrances upon or relating to (a) the Collateral, (b) the employees, payroll, income, capital or gross receipts of any Credit Party, (c) any Credit Party's ownership or use of any properties or other assets, or (d) any other aspect of any Credit Party's Business.

"**CHT Steel**" means CHT Steel Company Inc., an Ontario company.

"**Closing Date**" means March 31, 2006.

"**Collateral**" means all property, real or personal, movable or immovable, tangible or intangible and interests in property, of every kind and wheresoever situate, including all ABL Priority Collateral and Term Priority Collateral now owned or hereafter acquired by any Credit Party or Excluded Subsidiary upon which a Lien is granted in favour of the Agent for the benefit of itself and the Lenders.

"**Collection Account**" means Agent's Canadian Dollar account No. 91-07517, Transit No. 00002, Institution No. 0010, in the name of Agent at Canadian Imperial Bank of Commerce, Main Branch, Toronto, Ontario, (from the account of Tricap Management Limited Bridge Fund or such other account(s) as may be specified in writing by Agent as the "**Collection Account**".

"**Collective Agreements**" means collective agreements and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards and grievance settlements) relating to the Employees by which Borrower or any of its Restricted Subsidiaries is bound or which impose any obligations upon Borrower or any of its Restricted Subsidiaries or sets out the understanding of the parties or an interpretation with respect to the meaning of any provisions of such collective agreements or the scope of union bargaining or representation rights.

"**Commitment Termination Date**" means the earliest of (a) Target Date, (b) the date of termination of Lenders' obligations to make Revolving Credit Advances or to permit existing Loans to remain outstanding pursuant to Section 8.2(b), and (c) the date of indefeasible prepayment in full by Borrower of the Loans and the permanent reduction of the Commitments to zero dollars ($0).

"**Commitments**" means (a) as to any Lender, the aggregate of such Lender's Revolving Term Loan Commitment as set forth on Annex C to the Agreement or in the most recent Assignment Agreement executed by such Lender, and (b) as to all Lenders, the aggregate of all Lenders' Revolving Term Loan Commitments, which aggregate commitments shall be three hundred

and seventy-five million Dollars ($375,000,000) on the Closing Date, and as to each of clauses (a) and (b), as such Commitments may be reduced, increased (pursuant to Section 1.4(d)), amortized or adjusted from time to time in accordance with this Agreement.

"Consolidated Depreciation and Amortization Expense" means, in respect of Borrower, for any period, depreciation, amortization and other non-cash expenses of Borrower and its Subsidiaries which reduce Consolidated Net Income for such period, determined on a consolidated basis in respect of such period in accordance with GAAP.

"Consolidated EBITDA" means, in respect of Borrower, for any period and without duplication, Consolidated Net Income for such period (a) increased, to the extent deducted in calculating Consolidated Net Income, by the sum of (i) Consolidated Interest Expense, (ii) Consolidated Income Tax Expense, (iii) minority interests, (iv) Consolidated Depreciation and Amortization Expense, and (v) consolidated foreign exchange losses on debt and related foreign exchange contracts, and (b) decreased, to the extent included in calculating Consolidated Net Income, by the sum of consolidated foreign exchange gains on debt and related foreign exchange contracts.

"Consolidated Income Tax Expense" means, in respect of Borrower, for any period, the aggregate of all taxes based on income of Borrower and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

"Consolidated Interest Expense" means, in respect to Borrower, on a consolidated basis, the sum of, without duplication, all items properly classified as interest expense of the Borrower and its Subsidiaries in accordance with GAAP.

"Consolidated Net Income" means, with respect to Borrower, for any period, the net income (loss) of Borrower and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP. There shall be excluded from any such net income (loss) (i) after-tax gains or losses from asset sales or abandonments or reserves relating thereto (other than after-tax gains from the sale of real property by Borrower or any of its Subsidiaries), (ii) after-tax items that are extraordinary or nonrecurring gains or losses provided that in determining whether an event or circumstance giving rise to a gain or loss is extraordinary or nonrecurring, regard shall be had to (A) the nature and magnitude of the event or circumstance, (B) the frequency with which such event or circumstance has occurred in the past, and (C) the likelihood that such event or circumstance would recur, and (iii) the net income (loss) of each Excluded Subsidiary.

"**control**" has the meaning ascribed to it in the definition of "**Affiliate**".

"Copyrights" means, with respect to a Person, all present and hereafter acquired copyrights, copyright registrations, recordals and applications, including any and all copyrights as may subsist in designs, styles, licences, marks, prints and labels bearing any of the foregoing, any and all general intangibles, intellectual property and rights pertaining thereto, and all cash and non-cash proceeds thereof.

"CRA" means the Canada Revenue Agency.

"Credit Facility" means the revolving term credit facility made available to Borrower in accordance with Section 1.1.

"Credit Parties" means Borrower and each of its Restricted Subsidiaries.

"Credit Party Real Property" means, other than in respect of Excluded Real Estate:

(a) all lands and premises in which any Credit Party has any legal or beneficial interest, including without limitation any leasehold interest, together with all rights-of-way, easements, licences and privileges appurtenant or appertaining thereto;

(b) all buildings, erections, structures and improvements now or hereafter constructed or placed in, under or on the said lands and premises; and

(c) all fixed machinery, plant, apparatus and fittings and other fixtures now or hereafter, constructed or placed on or attached to the said lands and premises or used in connection therewith.

"Cumulative Free Cash Flow" means, for the period commencing with the Closing Date and ending on the date of determination, Adjusted EBITDA for such period, less Consolidated Interest Expense for such period, less Capital Expenditures of Borrower and its Subsidiaries for such period (other than Strategic Capital Expenditures).

"Default" means any event that, with the passage of time or notice or both, would, unless cured or waived, become an Event of Default.

"Default Rate" has the meaning ascribed to it in Section 1.4(e).

"Designs" means the following now owned or hereafter acquired by any Person: (a) all industrial designs, design patents and other designs now owned or existing or hereafter adopted or acquired, all registrations and recordals thereof and all applications in connection therewith, including all registrations, recordals and applications in the Canadian Industrial Designs Office or any similar office in any country and all records thereof, and (b) all reissues, extensions or renewals thereof.

"DIP Credit Agreement" means the debtor-in-possession credit agreement dated as of March 8, 2004 among Stelco Inc., CIT as administrative and funding agent, CIT and General Electric Capital Canada Inc. as co-collateral agents, Fleet Canada Capital Corporation as co-documentation agent and the lenders party thereto, as the same was further amended, supplemented, modified, restated, replaced or amended and restated.

"Disclosure Schedules" means the Schedules prepared by Borrower and denominated as Disclosure Schedules (1.1 through 3.21) in the Index to the Agreement.

"Disposition" means, with respect to any property or asset of any Person, any direct or indirect sale, assignment, cession, transfer (including any transfer of title or possession), exchange, conveyance, release or gift of such property or asset, including by means of a sale-leaseback transaction (unless accounted for as a Capital Lease Obligation) and including any such transfer arising on liquidation, dissolution or winding up of such Person; and **"Dispose"** and **"Disposed"** have meanings correlative thereto.

"**Documents of Title**" means all present and future documents of title (as defined in the PPSA), and any and all warehouse receipts, bills of lading, shipping documents, and similar

documents, all whether negotiable or not and all goods relating thereto and all cash and non-cash proceeds of the foregoing.

"Employees" means individuals employed or retained by Borrower or any of its Subsidiaries, on a full-time, part-time or temporary basis, relating to the Businesses, including those employees of the Businesses on disability leave, parental leave or other absence.

"Environmental Laws" means all applicable Laws relating to the environment, Hazardous Materials, pollution or protection of the environment, including Laws relating to: (i) on-site or offsite contamination; (ii) releases of pollutants, contaminants, chemicals or other industrial, toxic or radioactive substances or Hazardous Materials into the environment; and (iii) the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials.

"Environmental Liabilities" means, with respect to any Person, all liabilities, obligations, responsibilities, costs (including any response, remedial and removal costs), investigation and feasibility study costs, capital costs, operation and maintenance costs, losses, damages (including any punitive damages, property damages, natural resource damages, consequential damages and treble damages) and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of, arising from, or related to any claim, suit, action, administrative order, investigation order (including judicial and administrative orders), proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, statute, regulation, equity or common law, including any arising under, resulting from or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Material, whether on, at, in, under, from or about or in the vicinity of any real or personal property.

"Environmental Permits" means all permits, licenses, authorizations, certificates, approvals or registrations required by any Governmental Authority under any Environmental Laws.

"Equipment" means all "equipment," as such term is defined in the PPSA, now owned or hereafter acquired or leased by any Person, wherever located and, in any event, including all such Person's machinery and equipment, including processing equipment, conveyors, machine tools, data processing and computer equipment, including embedded software and peripheral equipment and all engineering, processing and manufacturing equipment, office machinery, furniture, materials handling equipment, tools, attachments, accessories, automotive equipment, trailers, trucks, forklifts, molds, dies, stamps, motor vehicles, rolling stock and other equipment of every kind and nature, trade fixtures and fixtures not forming a part of real property, together with all General Intangibles related thereto, additions and accessions thereto, replacements therefor, all parts therefor, all substitutes for any of the foregoing, fuel therefor, and all manuals, drawings, instructions, warranties and rights with respect thereto, and all products and proceeds thereof and condemnation awards and insurance proceeds with respect thereto.

"Equity Sponsor" has the meaning ascribed to it in the CCAA Plan.

"Equivalent Amount" means, on any date of determination, with respect to obligations or valuations denominated in one currency (the "**first currency**"), the amount of another currency (the "**second currency**") which would result from the conversion of the relevant amount of

the first currency into the second currency at the 12:00 noon rate quoted on the Reuters Monitor Screen (Page BOFC or such other Page as may replace such Page for the purpose of displaying such exchange rates) on such date or, if such date is not a Business Day, on the Business Day immediately preceding such date of determination, or at such other rate as may have been agreed in writing between Borrower and Agent.

"ERISA" means the *Employee Retirement Income Security Act* of 1974, as amended from time to time, and any regulations promulgated thereunder.

"ERISA Affiliate" means, with respect to any Credit Party, any trade or business (whether or not incorporated) that, together with such Credit Party, are treated as a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the IRC.

"ERISA Event" means, with respect to any Credit Party or any ERISA Affiliate, for which the 30-day notice requirement has not been waived; (a) any event described in Section 4043(c) of the ERISA with respect to a Title IV Plan; (b) the withdrawal of any Credit Party or ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (c) the complete or partial withdrawal, within the meaning of Sections 4203 and 4205 of ERISA of any Credit Party or any ERISA Affiliate from any Multiemployer Plan; (d) the filing of a notice of intent to terminate a Title IV Plan or the treatment of a plan amendment as a termination under Section 4041 of ERISA; (e) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC; (f) the failure by any Credit Party or ERISA Affiliate to make when due required contributions to a Multiemployer Plan or Title IV Plan unless such failure is cured within 30 days; (g) any other event or condition that might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of liability under Section 4069 or 4212(c) of ERISA; (h) the termination of a Multiemployer Plan under Section 4041A of ERISA or the reorganization or insolvency of a Multiemployer Plan under Section 4241 or 4245 of ERISA; or (i) the loss of a Qualified Plan's qualification or tax exempt status; or (j) the termination of a Title IV Plan described in Section 4064 of ERISA.

"ESOP" means a Plan that is intended to satisfy the requirements of Section 4975(e)(7) of the IRC.

"Event of Default" has the meaning ascribed to it in Section 8.1.

"Excess Interest" has the meaning ascribed to it in Section 1.4(d)

"Exchange Notes" means those senior exchange notes issued to Lenders, at their option, pursuant to the Exchange Note Indenture.

"Exchange Note Indenture" means a note indenture, in form and substance satisfactory to the Agent, to be entered into with respect to the Exchange Notes to be issued by Borrower.

"Exchange Note Trustee" shall mean the trustee under the Exchange Note Indenture.

"Excluded Real Estate" means the Real Estate identified on Schedule 3.5 as (i) the Borrower's freehold interest in 615 Rusholme Road, Welland, Ontario (including Canal Access) (ii) the oil and gas rights owned by Stelco Coal Company in certain townships in Pennsylvania, (iii) the Borrower's leasehold interest in the Windsor sales office (Unit 100, 4520 Rhodes Drive, Windsor, Ontario) and the Quebec sales office (Local #203, 60 de Montbrun, Boucherville, Quebec), (iv) the Borrower's freehold interest in 1505 Chemin Point Noire, C.P. 878, Sept Iles, Quebec, and (v) the Borrower's interest in Wabush Mines, Labrador, Newfoundland

"Excluded Subsidiaries" means CHT Steel Company Inc., 6076483 Canada Inc., Welland Pipe Ltd., 6076475 Canada Inc., Stelpipe Ltd., Stelcam Holdings Inc., Camrose Tubes Limited, Commercial Distribution Services, Inc., Ontario Coal Company, Chisholm Coal Company, Ontario Eveleth Company, Stelco Erie Corporation and Kanawha Coal Company.

"Fees" means any and all fees payable to Agent or any Lender pursuant to this Agreement or any of the other Loan Documents.

"Filing Date" means January 29, 2004.

"Final Maturity Date" means March 31, 2013, unless otherwise advanced or accelerated in accordance with the terms of this Agreement.

"Financial Statements" means the consolidated and consolidating income statements, statements of cash flows and balance sheets of the Borrower and its consolidated subsidiaries, which, for greater certainty, shall identify all inter-company transactions and include an unaudited unconsolidated balance sheet for the Borrower exclusively.

"Financing Agreement" means the amended and restated financing agreement dated as of November 20, 2003 among Stelco Inc., CIT as lead arranger and syndication, administrative and funding agent, CIT and General Electric Capital Canada Inc. as co-collateral agents, GECC Capital Markets Group, Inc. as co-lead arranger, Fleet Canada Capital Corporation as co-documentation agent and the lenders party thereto, as amended, supplemented, modified, restated, replaced or amended and restated.

"First Supplemental Indenture" means the first supplemental indenture dated as of the Plan Implementation Date between the Borrower and the New Trustees, supplementing the New Platform Trust Indenture and providing for the issuance of the New Secured FRNs.

"Fiscal Month" means any of the monthly accounting periods of Borrower.

"Fiscal Quarter" means any of the quarterly accounting periods of Borrower, ending on March 31, June 30, September 30 and December 31 of each Fiscal Year.

"Fiscal Year" means each twelve (12) month period commencing on January 1 of each year and ending on the following December 31.

"Fundamental Change" means any of the following: (i) the acquisition at any time following the initial distribution of New Common Shares pursuant to the CCAA Plan by any Person, directly or indirectly, of more than 50% of the New Common Shares of Borrower (whether by purchase or by way of merger, amalgamation, consolidation, wind up or otherwise) (including any

right to acquire voting shares that are not then outstanding of which such Person or group is deemed the beneficial owner); (ii) a change in Borrower's board of directors in which (x) the individuals who constituted the board of directors as of the Plan Implementation Date or (y) (on and after the second anniversary of the Plan Implementation Date) at the beginning of the 2 year period immediately preceding such change (together with any other director whose election by the board of directors or whose nomination for election by the shareholders of Borrower was approved by a vote of at least two thirds of the directors then in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office; or (iii) any consolidation of Borrower with, or merger or amalgamation of Borrower into, any other Person, any merger of another Person into Borrower, or any sale, lease or transfer of all or substantially all of Borrower's assets to another person other than as permitted in Section 6.1.

"GAAP" means generally accepted accounting principles in the Canada, as in effect from time to time and for the period as to which such accounting principles are to apply.

"General Intangibles" means all intangibles, now owned or hereafter acquired by any Credit Party and shall include, all present and future right, title and interest in and to: (a) all Trademarks, tradenames, corporate names, business names, logos and any other designs or sources of business identities; (b) Patents, together with any improvements on said Patents, utility models, industrial models and Designs; (c) Copyrights; (d) trade secrets; (e) licences, permits and franchises; (h) all applications with respect to the foregoing; (i) all right, title and interest in and to any and all extensions and renewals; (f) all goodwill with respect to any of the foregoing; (g) any other forms of similar intellectual property; and (h) all customer lists, distribution agreements, supply agreements and blueprints.

"General Partners" means Hamilton Coke GP, Hamilton Land GP, Hamilton Steel GP, HLE Mining GP, HMLTN Energy GP, Lake Erie Coke GP, Lake Erie Land GP, Lake Erie Steel GP and Lake Erie Energy GP.

"Governmental Entities" means any: (a) multinational, federal, provincial, state, municipal, local or other government, governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; and (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"Guaranteed Indebtedness" means, as to any Person, any obligation of such Person guaranteeing, providing comfort or otherwise supporting any Indebtedness, lease, dividend, or other obligation (**"primary obligation"**) of any other Person (the **"primary obligor"**) in any manner, including any obligation or arrangement of such Person to (a) purchase or repurchase any such primary obligation, (b) advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor, (c) purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, (d) protect the beneficiary of such arrangement from loss (other than product warranties given in the ordinary course of business), or (e) indemnify the owner of such primary obligation against loss in respect thereof. The amount of any Guaranteed Indebtedness at any time shall be deemed to be an

amount equal to the lesser at such time of (x) the stated or determinable amount of the primary obligation in respect of which such Guaranteed Indebtedness is incurred and (y) the maximum amount for which such Person may be liable pursuant to the terms of the instrument embodying such Guaranteed Indebtedness, or, if not stated or determinable, the maximum reasonably anticipated liability (assuming full performance) in respect thereof.

"Guarantees" means, collectively, each Subsidiary Guarantee and any other guarantee executed by any Guarantor in favour of Agent and other Secured Parties in respect of the Obligations of Borrower.

"Guarantors" means each Restricted Subsidiary of Borrower, and each other Person, if any, that executes a guarantee or other similar agreement in favour of Agent, for itself and the rate benefit of other Secured Parties, in connection with the transactions contemplated by the Agreement and the other Loan Documents.

"Hamilton Coke Business" means the business, carried on by Hamilton Coke LP, of manufacturing, sales and marketing of coke at and from the coke oven batteries and related by-product plants located at the Hamilton Facility.

"Hamilton Coke GP" means Hamilton Coke GP Inc., a corporation governed by the CBCA.

"Hamilton Coke Lease" means the land lease dated on or about the date hereof, between Borrower and Hamilton Coke LP.

"Hamilton Coke LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement to be made between Hamilton Coke GP, as the general partner, and Borrower, as the initial limited partner.

"Hamilton Facility" means the steelmaking and processing complex, comprised of plants, buildings, equipment and other property of or held on behalf of Hamilton Steel LP, Hamilton Coke LP and Hamilton Energy LP, located at Hamilton, Ontario

"Hamilton Land Business" means the business, carried on by Hamilton Land LP, of holding, carrying, developing, sales and marketing of real estate assets in or near Hamilton, Ontario, as more particularly described in the CBCA Arrangement.

"Hamilton Land GP" means Hamilton Land GP Inc., a corporation governed by the CBCA.

"Hamilton Land LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Hamilton Land GP, as the general partner, and Borrower, as the initial limited partner.

"Hamilton Steel Business" means the business, carried on by Hamilton Steel LP, of manufacturing, sales, marketing and distribution of steel, and the provision of certain services to the Hamilton Coke Business, the HMLTN Energy Business and the Hamilton Land Business, at the Hamilton Facility.

"Hamilton Steel GP" means Hamilton Steel GP Inc., a corporation governed by the CBCA.

"Hamilton Steel LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Hamilton Steel GP, as the general partner, and Borrower, as the initial limited partner.

"Hazardous Material" means any Substance, material or waste that is regulated by, or forms the basis of liability now or hereafter under, any applicable Environmental Laws, including any material or substance that is defined as a "solid waste," "hazardous waste," "hazardous material," "hazardous substance," "dangerous goods", "extremely hazardous waste," "restricted hazardous waste," "deleterious substance", "pollutant," "contaminant," "hazardous constituent," "special waste," "toxic substance" or other similar term or phrase under any applicable Environmental Laws.

"HLE Mining Business" means the business carried on by HLE Mining LP, of mining, processing, sales, marketing and distribution of iron ore, the administration of the closed coal mines and the holding, carrying developing and administration of mining-related real estate assets.

"HLE Mining GP" means HLE Mining GP Inc., a corporation governed by the CBCA.

"HLE Mining LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between HLE Mining GP, as the general partner, and Borrower, as the initial limited partner.

"HMLTN Energy Business" means the business, carried on by HMLTN Energy LP, of generation, sales, marketing and distribution of energy to and from facilities to be constructed in or near Hamilton Ontario.

"HMLTN Energy GP" means HMLTN Energy GP Inc., a corporation governed by the CBCA.

"HMLTN Energy LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement to be made between HMLTN Energy GP, as the general partner, and Borrower, as the initial limited partner.

"Indebtedness" means, with respect to any Person, without duplication (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property but excluding obligations to trade creditors incurred in the ordinary course of business that are unsecured and not overdue by more than 6 months unless being contested in good faith, (b) all reimbursement and other obligations with respect to letters of credit, bankers' acceptances and surety bonds, whether or not matured, (c) all obligations evidenced by notes, bonds, debentures or similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations and future rental payments under all synthetic leases, (f) all obligations of such Person under commodity purchase or option agreements or other

commodity price hedging arrangements, in each case whether contingent or matured, (g) all obligations of such Person under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter the risks of that Person arising from fluctuations in currency values or interest rates, in each case whether contingent or matured and (h) all Indebtedness referred to above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property or other assets (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

"Indemnified Liabilities" has the meaning ascribed to it in Section 1.9.

"Indemnified Person" has the meaning ascribed to it in Section 1.9.

"Initial CCAA Order" means the order of Mr. Justice Farley made on the Filing Date granting relief to the Borrower under the CCAA, as the same was further amended and extended from time to time.

"Insolvency Laws" means any of the BIA, the CCAA and the US Bankruptcy Code, each as now and hereafter in effect, any successors to such statutes and any other applicable insolvency or other similar law of any jurisdiction including, without limitation, any law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

"Insurance Proceeds" means insurance proceeds or other awards payable to any of the Credit Parties (including, without limitation, by the Export Development Corporation) in connection with the loss, destruction or condemnation of any property or assets of the Credit Parties, net of (i) reasonable costs, fees and expenses for repairing or replacing any such property or assets, and (ii) amounts payable to holders of Liens, if any, that rank ahead of the Liens in favour of the Agent on behalf of itself and the Lenders, if any (for greater certainty, without prejudice to the rights and remedies of the Agent and the Lenders hereunder or under any other Loan Document to the extent that such Liens do not constitute Permitted Encumbrances hereunder).

"intangibles" has the meaning ascribed to it in the PPSA.

"Intellectual Property" means any and all Licenses, Patents, Designs, Copyrights, Trademarks, and the goodwill associated with such Trademarks.

"Intercreditor Agreement" means the intercreditor agreement dated the date hereof between, among others, the Agent, the ABL Agent, the New Trustees, the Province, the Borrower, the Restricted Subsidiaries and the Excluded Subsidiaries, (and the Exchange Note Trustee, if and when the Exchange Note Indenture is entered into), setting out, among other things, the relative rights and priorities of the obligations and security under the ABL Facility, the Province Loan Agreement, the New Secured FRNs and this Agreement (and if applicable, the Exchange Notes), on a basis consistent with the terms of the CCAA Plan, as such agreement may be amended, restated, supplemented or modified from time to time in accordance with the terms thereof.

"Interest Payment Date" means, as to the Loans, the last Business Day of each month to occur while the Loans are outstanding, provided further that, in addition to the foregoing,

each of (x) the date upon which the Commitments have been terminated and the Loans have been paid in full and (y) each of the Commitment Termination Date, the Target Date and the Final Maturity Date shall be deemed to be an **"Interest Payment Date"** with respect to any interest that has then accrued under the Agreement.

"Inventory" means, with respect to any Person, any and all of such Person's present and hereafter acquired inventory (as defined in the PPSA), including, without limitation, all additions, substitutions and replacements thereof, wherever located, together with all goods and materials (in each case excluding Equipment) used or usable in manufacturing, processing, reprocessing, packaging or shipping same in all stages of production from raw materials through work-in-process to finished goods and all General Intangibles pertaining to and to the extent necessary for the collection, realization, processing, sale or recovery in respect of any of the foregoing, and proceeds thereof of whatever sort together with any unpaid seller's or lessor's rights (including rescission, replevin, reclamation, repossession and stoppage in transit relating to any of the foregoing or arising therefrom) to reclaim or repossess goods.

"Investment" means, with respect to any Person, any purchase or other acquisition by that Person of (a) any Security issued by, (b) a beneficial interest in any Security issued by, or (c) any other equity ownership interest in, any other Person, provided that (i) deposits (excluding term deposits and certificates of deposit) with banks or other financial institutions which are available for withdrawal on demand and (ii) assets held under and in accordance with the pension trusts of any Canadian Pension Plan or US Pension Plan shall not constitute Investments.

"IRC" means the Internal Revenue Code of 1986, as amended from time to time, and all regulations promulgated thereunder.

"ITA" means the *Income Tax Act* (Canada).

"Lake Erie Coke Business" means the business, carried on by Lake Erie Coke LP, of manufacturing, sales and marketing of coke at and from the coke oven batteries and related by-product plants located at the Lake Erie Facility.

"Lake Erie Coke GP" means Lake Erie Coke GP Inc., a corporation governed by the CBCA.

"Lake Erie Coke Lease" means the land lease dated on or about the date hereof, between Borrower and Lake Erie Coke LP.

"Lake Erie Coke LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Lake Erie Coke GP, as the general partner, and Borrower, as the initial limited partner.

"Lake Erie Energy Business" means the business, carried on by Lake Erie Energy LP, of generation, sales, marketing and distribution of energy to and from facilities to be constructed in or near Nanticoke, Ontario.

"Lake Erie Energy GP" means Lake Erie Energy GP Inc., a corporation governed by the CBCA.

"Lake Erie Energy LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Lake Erie Energy GP, as the general partner, and Borrower, as the initial limited partner.

"Lake Erie Facility" means the steelmaking and processing complex, comprised of plants, buildings, equipment and other property of Lake Erie Steel LP, located at Nanticoke, Ontario.

"Lake Erie Land Business" means the business, carried on by Lake Erie Land LP, of holding, carrying, developing, sales and marketing of real estate assets in or near Nanticoke, Ontario, as more particularly described in the CBCA Reorganization Plan.

"Lake Erie Land GP" means Lake Erie Land GP Inc., a corporation governed by the CBCA.

"Lake Erie Land LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Lake Erie Land GP, as the general partner, and Borrower, as the initial limited partner.

"Lake Erie Steel Business" means the business, carried on by Lake Erie Steel LP, of manufacturing, sales, marketing and distribution of steel, and the provision of certain services to the Lake Erie Coke Business, the Lake Erie Energy Business and the Lake Erie Land Business, at the Lake Erie Facility.

"Lake Erie Steel GP" means Lake Erie Steel GP Inc., a corporation governed by the CBCA.

"Lake Erie Steel LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Lake Erie Steel GP, as the general partner, and Borrower, as the initial limited partner.

"Laws" or **"laws"** means all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies or guidelines having the force of law, or any provisions of the foregoing, including, without limitation, general principles of common and civil law and equity, legally binding on the Person referred to in the context in which such word is used; and "**Law**" or "**law**" means any one of the foregoing.

"Lenders" means Tricap, the other Lenders named on the signature pages of this Agreement, and, if any such Lender shall assign all or any portion of the Obligations, such term shall include any assignee of such Lender.

"License" means, in respect of any Credit Party, any Copyright, Patent, Design, Trademark or other license of rights or interests now held or hereafter acquired by such Credit Party, other than any license of readily available commercial software.

"Lien" means, (a) with respect to any asset, any mortgage, deed of trust, trust or deemed trust, lien, pledge, assignment, hypothecation, encumbrance, charge, security interest, royalty interest, claim, right of detention or seizure, right of distraint, easement, defect of title or right of set off in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional

sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities, (d) any netting arrangement, deposit arrangement, defeasance arrangement or reciprocal fee arrangement, (e) the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable law of any jurisdiction, and (f) any other preference, priority or arrangement having the effect of providing security.

"Limited Partnerships" means Hamilton Coke LP, Hamilton Land LP, Hamilton Steel LP, HLE Mining LP, HMLTN Energy LP, Lake Erie Coke LP, Lake Erie Land LP, Lake Erie Steel LP and Lake Erie Energy LP.

"Limited Partnership Agreements" means the limited partnership agreements between Borrower and each respective General Partner, establishing each respective Limited Partnership, which for purposes hereof shall be deemed to be "constating documents" hereunder.

"Litigation" has the meaning ascribed to it in Section 3.11.

"Loan Account" has the meaning ascribed to it in Section 1.8

"Loan Documents" means the Agreement, the Security Documents and all other agreements, instruments, documents and certificates executed and delivered to, or in favour of, Agent or any Lenders and including all other pledges, powers of attorney, consents, assignments, contracts, notices and all other written matter whether heretofore, now or hereafter executed by or on behalf of any Credit Party or Excluded Subsidiary, or any employee of any Credit Party, or Excluded Subsidiary and delivered to Agent or any Lender in connection with the Agreement or the transactions contemplated hereby. Any reference in the Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to the Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

"Loan Rate" means:

(a) for the period from the Closing Date to, but excluding the Target Date, (i) the BA Rate for any calendar month, plus (ii) 675 bps plus, (iii) the Loss Increment (if applicable); and

(b) on and after the Target Date, (i) the BA Rate for any calendar month, plus (ii) 725 bps, plus (iii) the Applicable Premium, plus (iv) the Loss Increment,

provided that at any time when the Loss Increment is nil, the Loan Rate shall not exceed the sum of: (x) BA Rate determined as of the Plan Implementation Date, plus (y) 12.75%.

"Loans" means, at any time, the aggregate Revolving Credit Advances outstanding to Borrower (including, for greater certainty, after the Target Date).

"Loss Increment" at any time, means:

(a) if Cumulative Free Cash Flow for the period from the Plan Implementation Date to the Fiscal Quarter immediately preceding the determination date is greater than or equal to negative $175,000,000, 0 bps;

(b) if Cumulative Free Cash Flow for the period from the Plan Implementation Date to the Fiscal Quarter immediately preceding the determination date is less than negative $175,000,000 but greater than negative $300,000,000, 300 bps; and

(c) if Cumulative Free Cash Flow for the period from the Plan Implementation date to the Fiscal Quarter immediately preceding the determination date is equal to or less than negative $300,000,000, 500 bps.

"MAG" means the Ministry of the Attorney General (Ontario).

"Material Adverse Change" means any event, circumstance, condition, fact, effect or other matter which has had or could reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), results of operation, properties, assets, liabilities or operations of Borrower and its Subsidiaries taken as a whole; provided that any strike, labour disruption or development affecting capital markets generally, the Canadian or North American economy or the Canadian or international steel industry as a whole shall not constitute a Material Adverse Change).

"Material Contracts" means (a) the tolling agreement dated March 14, 1997 between Lake Erie Steel Company Ltd. and Lake Erie Slab Company Inc. (the "**Slabco Tolling Agreement**"), (b) any agreement, the breach, termination or expiration of which could reasonably be expected to result in a Material Adverse Change and (c) the ABL Credit Documents, the New Secured FRN Credit Documents, the Province Credit Documents and the Pension Agreement.

"MOE" means the Ministry of the Environment (Ontario).

"MOL" means the Ministry of Labour (Ontario).

"Mortgaged Properties" has the meaning assigned to it in Section 2.1(c).

"Mortgages" means each of the mortgages, debentures, deeds of trust, deeds of hypothec, issue of bonds, leasehold mortgages, leasehold deeds of trust, collateral assignments of leases or other real estate security documents delivered by any Credit Party to Agent on behalf of itself and Lenders with respect to the Mortgaged Properties, all in form and substance reasonably satisfactory to Agent.

"Multiemployer Plan" means a "multiemployer plan" as defined in Section 4001(a)(3) of ERISA that is covered by Title IV of ERISA, and to which any Credit Party or ERISA Affiliate is making, is obligated to make or has made or been obligated to make, contributions on behalf of participants who are or were employed by any of them.

"New Common Shares" has the meaning ascribed to it in the CCAA Plan.

"New Platform Trust Indenture" means the trust indenture dated as of the Plan Implementation Date between Borrower and the New Trustees.

"New Province Warrants" has the meaning ascribed to it in the CCAA Plan and includes all documents and instruments evidencing the issuance of such warrants and required or delivered in connection with the consummation of the transactions contemplated thereby.

"New Secured FRNs" means the secured floating rate notes due March 31, 2016 in the aggregate principal amount of the US Dollar Equivalent Amount of $275,000,000 to be issued by Borrower pursuant to the First Supplemental Indenture.

"New Secured FRN Credit Documents" means the New Platform Trust Indenture, the First Supplemental Indenture, the New Secured FRNs, and all pledge, debenture, security, guarantee and other documents and instruments executed and delivered in connection therewith, all as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"New Trustees" means BNY Trust Company and The Bank of New York, as co-trustees under the New Platform Trust Indenture.

"New Warrant Indenture" means the warrant indenture dated on or about the date hereof between the Borrower and CIBC Mellon Trust Company as trustee and registrar, providing for the issuance of the New Warrants and the New Province Warrants.

"New Warrants" has the meaning ascribed to it in the CCAA Plan.

"Non-Core Asset Sale" means, collectively, the sale (whether by one or more transactions) outside the ordinary course of business of all or substantially all of the assets of, or of Borrower's ownership interest in and/or claims against, each of AltaSteel, Norambar, Stelfil, Stelwire, Stelpipe, Welland Pipe, CHT Steel and Stelcam Holdings Inc.

"Non-Core Pension Plans" means:

(a) the Stelpipe Ltd. Bargaining Unit Pension Plan for Members of the National Automobile, Aerospace, Transportation and General Workers, Union of Canada (CAW-Canada), registered under the PBA as number #1018860;

(b) the Stelpipe Ltd. Retirement Plan for Salaried Employees, registered under the PBA as number #1017177;

(c) the Welland Pipe Ltd. Bargaining Unit Pension Plan for Members of the National Automobile, Aerospace Transportation and General Workers' Union of Canada (CAW-Canada), registered under the PBA as number #1018878; and

(d) the Welland Pipe Pension Plan for Salaried Employees, registered under the PBA as #1017185.

"Non-Funding Lender" has the meaning ascribed to it in Section 9.9(a).

"Norambar" means Norambar Inc., a Quebec corporation.

"Notice of Revolving Credit Advance" means a notice substantially in the form of Exhibit 1.1(a).

"Obligations" means all loans, advances, debts, liabilities and obligations for the performance of covenants, tasks or duties or for payment of monetary amounts (whether or not such performance is then required or contingent, or such amounts are liquidated or determinable) owing

by any Credit Party or Excluded Subsidiary to Agent or any Lender, and all covenants and duties regarding such amounts, of any kind or nature, present or future, whether or not evidenced by any note, agreement, letter of credit agreement or other instrument, arising under the Agreement or any of the other Loan Documents. This term includes all principal, interest (including all interest that accrues after the commencement of any bankruptcy or insolvency proceeding upon or after the insolvency of a Credit Party or Excluded Subsidiary, whether or not allowed in such proceeding), Fees, expenses, legal fees and any other sum chargeable to any Credit Party or Excluded Subsidiary under the Agreement or any of the other Loan Documents.

"OPEB" means any non-pension post employment benefits which are provided by any Credit Party or Excluded Subsidiary, or which any Credit Party or Excluded Subsidiary has agreed or is otherwise obligated to provide to its, or any of its current or previous Affiliates', Employees or former Employees.

"**Other Collateral**" means, (i) all cash of any Person including all money or other property at any time on deposit with or held by any financial institution for the account of such Person (whether for safekeeping, custody, pledge, transmission or otherwise), (ii) all present and future accounts of such Person, including without limitation deposit accounts (whether time or demand or interest or non-interest bearing) of such Person with any financial institution including those to which any such cash may at any time and from time to time be credited, (iii) without limiting the generality of the foregoing, all now owned and hereafter acquired lockbox, Blocked Accounts and any other deposit accounts of such Person maintained with any bank or financial institutions into which the proceeds of any ABL Priority Collateral or Term Priority Collateral are or may be deposited and all cash and other monies and properties of such Person in the possession or control of the ABL Agent, (iv) all investments and reinvestments (however evidenced) of amounts from time to time credited to any of the aforementioned accounts, and (v) all interest, dividends, distributions and other proceeds payable on or with respect to (x) such investments and reinvestments, and (y) such accounts.

"Patents" means, with respect to a Person, all present and hereafter acquired patents, patent applications, registrations, any reissues or renewals thereof, any inventions and improvements claimed thereunder, and all general intangibles and patent rights with respect thereto of the Credit Parties, and all income, royalties, cash and non-cash proceeds thereof.

"PBA" means the *Pension Benefits Act* (Ontario).

"PBGC" means the Pension Benefit Guaranty Corporation.

"PBR" means the *Pension Benefits Act General Regulations* (Ontario), and includes, for greater certainty, the amendment thereto in respect of the Non-Core Pension Plans.

"Pension Agreement" means the agreement dated March 31, 2006 entered into between Borrower, certain of the Limited Partnerships, the Superintendent of the Financial Services Commission of Ontario, and the Province with respect to the funding of the Stelco Main Pension Plans.

"Pension Regulation" means the regulation specific to the Stelco Main Pension Plans passed by the Lieutenant Governor-in-Council.

"Permitted Encumbrances" means: (a) all Liens created pursuant to the Loan Documents; (b) Liens of landlords and Liens of carriers, repairers, servicers, warehousemen, bailees, mechanics, materialmen and other like Liens imposed by Law, created in the ordinary course of business for amounts not yet due (or which are being contested in good faith, by appropriate proceedings or other appropriate actions which are sufficient to prevent enforcement of such Liens), and with respect to which adequate reserves or other appropriate provisions are being maintained by the Borrower or the Restricted Subsidiaries in accordance with GAAP; (c) deposits made (and the Liens thereon) in the ordinary course of business of the Borrower or the Restricted Subsidiaries (including, without limitation, security deposits for leases, indemnity bonds, surety bonds and appeal bonds) in connection with workers' compensation, employment insurance and other types of social security benefits (but excluding Pension Deemed Trusts Liens in respect of or under any Canadian Pension Plans or ERISA) or to secure the performance of tenders or bids (other than for the repayment or guarantee of borrowed money) , statutory obligations and other similar obligations arising as a result of progress payments under government contracts; (d) Liens or security interests granted by the Borrower, the Restricted Subsidiaries or the Excluded Subsidiaries pursuant to the ABL Credit Documents and the New Secured FRN Documents, provided such Liens and security interests are subject to the Intercreditor Agreement; (e) Liens which are deemed trusts arising by operation of law in respect of amounts which are not (x) yet due and payable, (y) filed in any public records, or (z) enforceable against any of the Collateral; (f) Charges and Liens in respect of amounts which are not yet due and payable or the payment of which is not required to be made in accordance with Section 5.2(1) or which are being diligently contested in good faith by the Borrower or the Restricted Subsidiaries by appropriate proceedings in accordance with Section 5.2(a), and which Liens are not (x) filed in any public records, (y) enforceable against the Collateral, or (z) for Taxes due to any Governmental Authority of Canada, the United States of America or any province or state thereof having similar priority statutes which have become enforceable; (g) any Liens and other matters listed on title insurance policies over the Real Estate in favour of the Agent and the Lenders delivered pursuant to Section 2.1(c) and Section 5.9(b); (h) Liens in connection with (i) Purchase Money Mortgages and operating leases in respect of specific pieces of Equipment listed and identified as such in Schedule 1.1 (including those in respect of which the Agent and the Lenders have received either an estoppel certificate or a certificate of an officer of the applicable Credit Party in form and substance satisfactory to the Agent and the Lenders and confirming such Liens are in fact Purchase Money Liens or operating leases in respect of specific pieces of Equipment), and (ii) Purchase Money Liens incurred by the Credit Parties after the Closing Date having a capital cost not exceeding $20,000,000 in the aggregate for all such Purchase Money Liens, including, in either case in this subsection (h), any extensions, renewals or refinancings thereof provided that, in the case of Purchase Money Liens, the amounts so secured do not exceed the amount secured immediately prior to the extension, renewal or refinancing and, in the case of operating leases, the amounts so secured do not exceed the fair market value of the Equipment that is the subject of the lease and reasonable transactions incurred in connection herewith and, in each case, the scope of security creating the Lien is not extended; (i) the reservations, limitations, provisos and conditions expressed in the original grants of the Real Estate from the Crown; (j) any easements, rights of way, covenants, conditions or restrictions and other similar Liens incurred in the ordinary course of business which, in the opinion of the Agent, do not materially detract from the value of the Real Estate or the assets of the affected Credit Party or materially interfere with the use of such assets in the operation of the business of the affected Credit Party; (k) any encroachments, variations in description, by-law

infractions or discrepancies which would be revealed by up-to-date surveys for the Real Estate which, in the opinion of the Agent, do not materially detract from the value of the Real Estate or the assets of the affected Applicant or materially interfere with the use of such assets in the operation of the business of the affected Applicant; (l) all licences affecting the Real Estate to the extent in effect on the date hereof; (m) zoning, land use and building restrictions, by-laws, regulations and ordinances of any Governmental Authority affecting the Real Estate provided (other than with respect to the Lake Erie Industrial Park subdivision agreement) such restrictions, by-laws, regulations and ordinances have been complied with or constitute legal non-conforming uses; (n) all other Liens disclosed in Schedule 1.1 (including all leases and agreements to lease affecting the Real Estate in effect on the date hereof) and in the case of letters of credit listed in Part III of Schedule 1.1, renewals thereof, but only to the extent all such Liens disclosed in Schedule 1.1 conform to their description in Schedule 1.1; and (m) Liens in respect of Project Financings, provided that such Liens attach only to the property and assets directly associated with such projects.

"Person" means any individual, sole proprietorship, partnership, limited partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, public benefit corporation, other entity or government (whether federal, provincial, state, county, city, municipal, local, foreign, or otherwise, including any instrumentality, division, agency, body or department thereof).

"Plan" means, at any time, an **"employee benefit plan"**, as defined in Section 3(3) of ERISA, that is subject to ERISA and that any Credit Party or ERISA Affiliate maintains, contributes to or has an obligation to contribute to or has maintained, contributed to or had an obligation to contribute to at any time within the past 6 years on behalf of participants who are or were employed by any Credit Party or ERISA Affiliate.

"Plan Implementation Date" means March 31, 2006.

"Plan Sponsor Agreement" means the amended and restated agreement dated December 9, 2005, between Borrower, the Equity Sponsors and the Standby Purchasers pursuant to which the Equity Sponsors agreed to purchase, and Borrower agreed to issue to the Equity Sponsors, New Common Shares, on terms more particularly set out therein, as it may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"PPSA" shall mean the *Personal Property Security Act* (Ontario) and the Regulations thereunder, as from time to time in effect, provided, however, if attachment, perfection or priority of Agent's security interests in any Collateral are governed by the personal property security laws of any jurisdiction other than Ontario, PPSA shall mean those personal property security laws in such other jurisdiction for the purposes of the provisions hereof relating to such attachment, perfection or priority and for the definitions related to such provisions.

"Prior Claims" means all amounts secured by or the subject of Liens created by applicable law (in contrast with Liens voluntarily granted) which rank or are capable of ranking prior or *pari passu* with the Agent's security interests (or the applicable equivalent of such Liens) against all or part of the Collateral, including, without limitation, construction, municipal tax and utility Liens and amounts owing to repairers, servicers, landlords or bailees, for employee source deductions and contributions, goods and services taxes, sales taxes, harmonized taxes, realty taxes, municipal taxes, workers' compensation, Quebec corporate taxes, pension plan or fund obligations and overdue rents, and all amounts governed by any trust (deemed, constructive, statutory or

otherwise) in respect of any Credit Party or its assets or property (including in respect of the Canadian Pension Plans ("**Pension Deemed Trusts**") and all amounts due or accruing due under or in respect of a Canadian Pension Plan.

"**proceeds**" has the meaning ascribed to it in the PPSA.

"**Project Financing**" means any arrangement whereby financing is provided to the Borrower or any Restricted Subsidiary for the acquisition or development of capital equipment and related services for major industrial projects or long term infrastructure, based upon a non-recourse or limited recourse financial structure where any Lien granted in respect of such financing is limited to such capital equipment and other assets related to the project.

"**Projections**" means the Borrower's forecasted consolidated and consolidating: (a) balance sheets; (b) profit and loss statements; (c) cash flow statements; and (d) capitalization statements, consistent with the historical Financial Statements of the Borrower, together with appropriate supporting details and a statement of underlying assumptions.

"**Property Reinvestment Application**" means, with respect to any Disposition, the application of an amount equal to the Asset Sale Proceeds with respect to such Disposition to the acquisition by the Borrower or any other Credit Party of assets for the Borrower or any Credit Party to be used in the Business.

"**Pro Rata Share**" means with respect to all matters relating to any Lender (a) with respect to the Loans, the percentage obtained by dividing (i) the Revolving Term Loan Commitment of that Lender by (ii) the aggregate Revolving Term Loan Commitments of all Lenders; as any such percentages may be adjusted by assignments permitted pursuant to Section 9.1; and (b) with respect to all Loans on and after the Commitment Termination Date, the percentage obtained by dividing (i) the aggregate outstanding principal balance of the Loans held by that Lender, by (ii) the outstanding principal balance of the Loans held by all Lenders.

"**Protective Advances**" has the meaning ascribed thereto in the ABL Loan Agreement.

"**Province**" means Her Majesty the Queen in Right of the Province of Ontario.

"**Province Credit Documents**" means the Province Loan Agreement, and all other documents and instruments executed and delivered in connection therewith, all as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time but excluding, for greater certainty, the Pension Agreement and the Pension Regulation.

"**Province Intercreditor Agreement**" means the intercreditor agreement dated the date hereof executed by the Province in favour of the Agent, the ABL Agent, the Secured Notes Trustees and the Exchange Note Trustee (if and when the Exchange Note Indenture is entered into) as same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"**Province Loan Agreement**" means the Province note loan agreement dated March 31, 2006 providing for, *inter alia*, a loan in the principal amount of $150,000,000 to the Borrower

from the Province as same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time, excluding for greater certainty the Pension Agreement.

"Purchase Money Lien" means any Lien charging property acquired by any Credit Party, which is granted or assumed by such Credit Party or which arises by operation of law in favour of the transferor concurrently with and for the purpose of the acquisition of such property, in each case where (i) the principal amount secured by such Lien is not in excess of 100% of the purchase price (after any post-closing adjustment) of the property acquired, and (ii) such Lien extends only to the property acquired and its proceeds.

"Real Estate" has the meaning ascribed to it in Section 3.5(b).

"Release" means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material in the indoor or outdoor environment, including the movement of Hazardous Material through or in the air, soil, surface water, ground water or property.

"Requisite Lenders" means Lenders having (a) more than fifty percent (50%) of the Commitments of all Lenders, or (b) if the Commitments have been terminated, more than fifty percent (50%) of the aggregate outstanding amount of the Loans.

"Restricted Payment" means, with respect to any Credit Party (a) the declaration or payment of any dividend or the incurrence of any liability to make any other payment or distribution of cash or other property or assets in respect of Stock; (b) any payment on account of the purchase, redemption, defeasance, sinking fund or other retirement of such Credit Party's Stock or any other payment or distribution made in respect thereof, either directly or indirectly; (c) any payment or prepayment of principal of, premium, if any, or interest, fees or other charges on or with respect to, and any redemption, purchase, retirement, defeasance, sinking fund or similar payment and any claim for rescission with respect to, any subordinated debt; (d) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire Stock of such Credit Party now or hereafter outstanding; (e) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any shares of such Credit Party's Stock or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission.

"Restricted Subsidiaries" means each Subsidiary of the Borrower, other than (i) the Excluded Subsidiaries, (ii) Z-Line Company, (iii) The Stelco Plate Company Ltd., and (iv) subject to Section 5.1(c), Slabco.

"Revolving Credit Advance" shall have the meaning ascribed thereto in Section 1.1(a).

"Revolving Term Loan Commitment" means, as to any Lender, the commitment set forth opposite such Lenders name on Annex C to the Agreement or in the most recent Assignment Agreement executed by such Lender.

"Sanction Order" means the order of the CCAA Court made on January 26, 2006 approving the CCAA Plan.

"Section 304 Order" means the order dated the Filing Date in respect of the ancillary case commenced in respect of the Borrower under Section 304 of Title 11 of the U.S. Bankruptcy Code in the US Bankruptcy Court by way of a preliminary injunction, as the same was further amended and extended from time to time.

"Secured Parties" means (i) Agent on behalf of (a) itself and (b) Lenders, and (ii) Lenders.

"Security" means any Stock, voting trust certificate, bond, debenture, note, term deposit or certificate of deposit or other evidence of Indebtedness, whether secured, unsecured, convertible or subordinated, or any certificate of interest, share or participation in, or any temporary or interim certificate for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing, but shall not include any evidence of the Obligations.

"Security Agreements" means the Security and Pledge Agreements of even date herewith entered into between Agent, on behalf of Secured Parties, and each of the Credit Parties that is a signatory thereto.

"Security Documents" means the Security Agreements, the Mortgages and any other security documents entered into in connection with this Agreement.

"Slabco" means Lake Erie Slab Company Inc., an Ontario corporation.

"Standby Purchasers" means Sunrise Partners Limited Partnership, as to 50%, and Appaloosa Management L.P., as to 50%, severally (and not jointly or jointly and severally), or such other Person or Persons as may be acceptable to Borrower, as standby purchasers under the Plan Sponsor Agreement.

"Stelco Main Pension Plans" means (a) Stelco Inc. and Participating Subsidiaries Retirement Plan For Salaried Employees (Registration Number 0338509), (b) Stelco Inc. Bargaining Unit Pension Plan for Members of United Steelworkers of America (Registration Number 0354878), (c) the Stelco Inc. Retirement Plan for Lake Erie Steel Company Salaried Employees (Registration Number 0698753), and (d) Stelco Inc. Bargaining Unit Pension Plan for Lake Erie Steel Company Members of United Steelworkers of America (Registration Number 0698761).

"Stelcam" means Stelcam Holdings Inc., an Alberta corporation.

"Stelfil" means Stelfil Ltée., a Quebec corporation.

"Stelpipe" means Stelpipe Ltd. , a Canada corporation.

"Stelwire" means Stelwire Ltd. , a Canada corporation.

"Stock" means all shares, options, warrants, general or limited partnership interests, membership interests, joint venture interests or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or equivalent entity whether voting or non-voting, participating or non-participating, including common stock, preferred stock or any other equity security within the meaning of the *Securities Act* (Ontario).

"Stockholder" means, with respect to any Person, each holder of Stock of such Person.

"Strategic Capital Expenditures" means those Capital Expenditures which are specifically identified as "Strategic Capital Expenditures" in the annual business plan of the Borrower provided to the Agent and Lenders.

"Subsidiary" means, with respect to any Person, (a) any corporation of which an aggregate of more than fifty percent (50%) of the outstanding Stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, Stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by such Person or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of fifty percent (50%) or more of such Stock whether by proxy, agreement, operation of law or otherwise, and (b) any general partnership, limited partnership, limited liability company, joint venture or any other Person in which such Person and/or one or more Subsidiaries of such Person shall have an interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%) or of which any such Person is a general partner or may exercise the powers of a general partner. Unless the context otherwise requires, each reference to a Subsidiary shall be a reference to a Subsidiary of Borrower.

"Subsidiary Guarantee" means the subsidiary guarantee of even date herewith executed by each Restricted Subsidiary of Borrower in favour of Agent, on behalf of itself and Lenders.

"**Substance**" means any substance, waste, liquid, gaseous or solid matter, fuel, micro-organism, sound, vibration, ray, heat, odour, radiation, energy vector, plasma and organic or inorganic matter.

"Supply and Services Agreements" means:

(a) the services agreements dated on or about the date hereof between the Borrower and each Limited Partnership;

(b) the services agreements dated on or about the date hereof between (i) Hamilton Steel LP and Hamilton Coke LP and (ii) Lake Erie Steel LP and Lake Erie Coke LP;

(c) the supply services agreements dated on or about the date hereof between (i) Hamilton Steel LP and Hamilton Coke LP and (ii) Lake Erie Steel LP and Lake Erie Coke LP;

(d) the Coke Supply Agreements dated on or about the date hereof between (i) Hamilton Coke LP and Hamilton Steel LP and (ii) Lake Erie Coke LP and Lake Erie Steel LP;

(e) the Iron Ore Supply Agreements dated on or about the date hereof between (i) HLE Mining LP and Hamilton Steel LP and (ii) HLE Mining LP and Lake Erie Steel LP;

(f) the Slab and Coils Agreement dated on or about the date hereof between Hamilton Steel LP and Lake Erie Steel LP; and

(g) the Coke Oven Gas Supply Agreements dated on or about the date hereof between (i) Hamilton Coke LP and Hamilton Steel LP and (ii) Lake Erie Coke LP and Lake Erie Steel LP;

(h) the By-Products Supply Agreements dated on or about the date hereof between (i) Hamilton Coke LP and Hamilton Steel LP and (ii) Lake Erie Coke LP and Lake Erie Steel LP; and

(i) office licences dated on or about the date hereof between (i) Hamilton Steel LP and the Borrower and (ii) Lake Erie Steel LP and the Borrower.

"Target Date" means March 31, 2009.

"Tax" and **"Taxes"** means all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges of any nature (including income, corporate, capital (including large corporations), net worth, sales, consumption, use, transfer, goods and services, value-added, stamp, registration, franchise, withholding, payroll, employment, health, education, employment insurance, pension, excise, business, school, property, occupation, customs, anti-dumping and countervail taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges) imposed by any Governmental Authority, together with any fines, interest, penalties or other additions on, to, in lieu of, for non-collection of or in respect of those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges.

"TD Banking Services Agreement" means the letter agreement dated March 21, 2006 between The Toronto-Dominion Bank and the Borrower pursuant to which The Toronto-Dominion Bank has made certain sundry credit facilities available to the Borrower and certain of its affiliates by way of a $5,000,000 overdraft facility.

"**Term Priority Collateral**" means, subject to the proviso at the end of this definition, all present and future property and assets of any nature or kind of any Person and wheresoever located and including, without limitation, all:

(a) Equipment;

(b) General Intangibles (except as provided in the definition of "Accounts" and in the definition of "Inventory");

(c) permits, licences, approvals, consents, orders, rights, certificates, writs, injunctions, determinations, directions, decrees, authorizations, franchises, privileges, grants, waivers, exemptions and other concessions, whether or not having the force of law, of, by or from any Governmental Authority, relating to or in connection with such Person, including any and all present and future leases and licences of aquatic lands or water lots, conditional or other water rights, permits or licences and road or road building rights, permits or licences (the "**Licences**");

(d) Credit Party Real Property, including any aquatic lands or waterlots and related Licences;

(e) policies and certificates of insurance of such Person pertaining to the assets and properties listed in clauses (a) through (c) inclusive, (but excluding, for greater certainty, any insurance referred to in subsection (e) of the definition of "ABL Priority Collateral");

(f) proceeds, products and Accounts from time to time owing to or received by such Person in respect of any disposition of, or any expropriation, condemnation or casualty involving an actual or constructive loss of, indemnification rights in respect of, all or any portion of any of the assets and properties listed in clauses (a) through (e) inclusive above;

(g) Documents of Title to the extent evidencing or pertaining to any of the foregoing;

(h) securities (as defined in the PPSA); and

(i) all proceeds of (a) to (h) above;

(i) provided, however, that the Term Priority Collateral shall not include any ABL Priority Collateral.

"Termination Date" means the date on which (a) the Loans have been indefeasibly repaid in full, (b) all other Obligations under the Agreement and the other Loan Documents have been completely discharged, and (c) Borrower shall not have any further right to borrow any monies under the Agreement.

"**Title IV Plan**" means a US Pension Plan (other than a Multiemployer Plan), that is covered by Title IV of ERISA, and that any Credit Party or ERISA Affiliate maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any of them.

"Trademarks" means, trademarks, trademark registrations, recordals, applications, tradenames, trade styles, service marks, prints and labels (on which any of the foregoing may appear), issues, renewals, owned or hereafter acquired by any Credit Party and any other intellectual property and trademark rights pertaining to any of the foregoing, together with the goodwill associated therewith and all cash and non-cash proceeds thereof.

"Tricap Commitment Letter" means the commitment letter dated January 20, 2006 between Tricap Management Limited and Borrower, together with all annexes and schedules attached thereto.

"Unfunded US Pension Liability" means, at any time, the aggregate amount, if any, of the sum of (a) the amount by which the present value of all accrued benefits under each Title IV Plan exceeds the fair market value of all assets of such Title IV Plan allocable to such benefits in accordance with Title IV of ERISA, all determined as of the most recent valuation date for each such Title IV Plan using the actuarial assumptions for funding purposes in effect under such Title IV Plan, and (b) for a period of 5 years following a transaction which might reasonably be expected to be covered by Section 4069 of ERISA, the liabilities (whether or not accrued) that could be avoided by any Credit Party or any ERISA Affiliate as a result of such transaction.

"US Bankruptcy Code" means the provisions of Title 11 of the United States Code, 11 U.S.C. §§101 et seq.

"**US Bankruptcy Court**" means the United States Bankruptcy Court for the Eastern District of Michigan, Southern Division.

"US Confirmation Order" means the order of the US Bankruptcy Court concluding the 304 Proceeding.

"US Dollars" or **"US$"** means lawful currency of the United States of America.

"US Order" means the Section 304 Order, as varied, amended or supplemented from time to time without contravening the provisions of this Agreement or resulting in a Default or Event of Default, the Final Decree of the US Bankruptcy Court recognizing the Sanction Order and any other order made by the US Bankruptcy Court in respect of the 304 Proceeding.

"US Pension Plan" means a Plan described in Section 3(2) of ERISA.

"Welfare Plan" means a Plan described in Section 3(1) of ERISA.

"Welland Pipe" means Welland Pipe Ltd., a Canada corporation.

"**Wholly-Owned Subsidiary**" means, at any time, any Subsidiary, 100% of all of the Stock (except directors' qualifying shares) and voting interests of which issued and outstanding shares of the capital stock of, or in the case of a partnership or any other legal entity, where all of the outstanding partnership or other ownership interests, are owned by any one or more of the Borrower and the Borrower's other Wholly-Owned Subsidiaries at such time.

Unless otherwise specified, references in the Agreement or any of the Appendices to a Section, subsection or clause refer to such Section, subsection or clause as contained in the Agreement. The words "herein," "hereof" and "hereunder" and other words of similar import refer to the Agreement as a whole, including all Annexes, Exhibits and Schedules, as the same may from time to time be amended, restated, modified or supplemented, and not to any particular section, subsection or clause contained in the Agreement or any such Annex, Exhibit or Schedule.

Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and neuter genders. The words "including", "includes" and "include" shall be deemed to be followed by the words "without limitation"; references to Persons include their respective successors and assigns (to the extent and only to the extent permitted by the Loan Documents) or, in the case of governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations (except the Pension Regulation) shall include any amendments of the same and any successor statutes and regulations. Whenever any provision in any Loan Document refers to the knowledge (or an analogous phrase) of any Credit Party, such words are intended to signify that such Credit Party has actual knowledge or awareness of a particular fact or circumstance or that such Credit Party, if it had exercised reasonable diligence, would have known or been aware of such fact or circumstance.

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, and for other good and valuable consideration, the parties hereto agree as follows:

1. AMOUNT AND TERMS OF CREDIT

1.1 Credit Facilities.

(a) Revolving Term Credit Facility. Subject to the terms and conditions hereof, each Lender agrees to make available to Borrower from time to time, until the Target Date, its Pro Rata Share of advances under the Revolving Term Loan Commitment (each, a "**Revolving Credit Advance**"). The Pro Rata Share of the Loan of any Lender shall not at any time exceed its separate Revolving Term Loan Commitment. The obligations of each Lender hereunder shall be several and not joint. Until the Target Date, Borrower may from time to time borrow, repay and reborrow under this Section 1.1(a). Each Revolving Credit Advance shall be in a minimum amount of one million Canadian Dollars ($1,000,000) and integral multiples of one hundred thousand Dollars ($100,000) thereafter, and shall be made on notice by Borrower, pursuant to a Notice of Revolving Credit Advance, to one of the representatives of Agent identified in Annex B. Any such Notice of Revolving Credit Advance must be given no later than 11:00 a.m. (Toronto time) at least three (3) Business Days before the proposed Revolving Credit Advance. Each such Notice of Revolving Credit Advance must be given verbally and in writing (by telecopy or overnight courier) and shall include the information required in Exhibit 1.1(a) and such other information as may be required by Agent. The entire unpaid balance of all Loans and all other non-contingent Obligations shall be immediately due and payable in full in immediately available funds on the Final Maturity Date.

(b) Reliance on Notices. Agent shall be entitled to rely upon, and shall be fully protected in relying upon, any Notice of Revolving Credit Advance or similar notice believed by Agent to be genuine. Agent may assume that each Person executing and delivering any notice in accordance herewith was duly authorized, unless the responsible individual acting thereon for Agent has actual knowledge to the contrary.

(c) Termination of Revolving Term Loan Commitment. From and after the Target Date, the Credit Facility shall be a non-revolving term credit, for a term ending on the Final Maturity Date, the aggregate amount of Revolving Credit Advances outstanding as of the Target Date shall thereafter be deemed to constitute term loans hereunder and the Revolving Term Loan Commitments of each Lender shall be reduced ratably. From and after the Target Date, no further advances will be permitted under this Agreement other than continuations or rollovers of Loans which are outstanding on the Target Date. Subject to the other provisions of this Agreement, as of 5:00 p.m. (Toronto time) on the Target Date:

(i) all undrawn Commitments shall be automatically and permanently cancelled and thereafter no amount of any outstanding Loan that is repaid may be re-borrowed and any repayment or prepayment shall permanently reduce the Commitments by the amount of such repayment or prepayment; and

(ii) all outstanding Loans shall be due and payable in full on the Final Maturity, provided that, if any Default or Event of Default is then subsisting, all outstanding Loans and all accrued interest and fees in respect thereof shall be due and payable in full on the Target Date.

(d) Exchange Notes. Subject to Section 5.13, at the request of the Requisite Lenders made at any time or from time to time after the Target Date, the Lenders shall receive Exchange Notes as evidence of all of the principal amount of the Loans of such Lender then outstanding. The principal amount of the Exchange Note will equal 100% of the aggregate principal amount (including for certainty, all accrued and capitalized interest thereon) of the Loans which they evidence. Each Lender shall be entitled to require that the Exchange Notes be denominated in U.S. Dollars determined at the Equivalent Amount in US Dollars of the Loans, and in such case bearing interest at a rate based on libor and which has the same economic effect and provides the same return to the Lenders as the Loan Rate and have an expiry date that is the later of (i) Final Maturity Date, and (ii) that date that is five years following the date on which the Exchange Notes were issued. If a Default or an Event of Default shall have occurred and be continuing on the date such Exchange Notes are issued, any notices given or cure periods commenced while the Loan was outstanding shall be deemed given or commenced (as of the actual dates thereof) for all purposes with respect to the Exchange Notes (with the same effect as if the Exchange Notes had been outstanding as of the actual dates thereof).

(e) Advance of Final Maturity Date. In the event that Cumulative Free Cash Flow, determined from the Closing Date to the Fiscal Quarter immediately preceding the Target Date, is less than negative $200,000,000, the Final Maturity Date shall be that date which is the final day of the Fiscal Quarter ended after the Target Date.

1.2 Prepayments, Reductions in Commitments.

(a) Voluntary Prepayments. Borrower may at any time, on at least 3 Business Days' prior written notice to Agent, voluntarily prepay all or part of the Loan; provided that any such prepayments or reductions shall be in a minimum amount of five hundred thousand Dollars ($500,000) and integral multiples of two hundred and fifty thousand Dollars ($250,000) in excess of such amount thereafter.

(b) Mandatory Prepayments. Subject to the terms of the Intercreditor Agreement and the ABL Loan Agreement, as applicable, immediately upon receipt by any Credit Party of any Asset Sale Proceeds or Insurance Proceeds, Borrower shall prepay the Loans owing by it in an amount equal to all such proceeds. Any such prepayment shall be applied in accordance with Section 1.7. Notwithstanding the foregoing, (i) to the extent that any Asset Sale Proceeds from any Disposition or Insurance Proceeds are committed to be applied to a Property Reinvestment Application within 18 months after such Disposition (and if so committed in fact applied within 12 months of such commitment or such longer period not in excess of 24 months to the extent such period in excess of 18 months is reasonably required to obtain regulatory approvals and the Borrower is pursuing such approvals with commercially reasonable diligence) then such Asset Sale Proceeds need not be applied to prepayment of the Loans.

(c) Application of Certain Mandatory Prepayments. Prior to the Target Date the Commitments shall not be permanently reduced by the amount of any such mandatory prepayments. Following the Target Date, the Commitments shall be permanently reduced by the amount of any such mandatory prepayments made.

(d) Reduction of Commitment. The Borrower may, subject to the provisions of this Agreement, reduce the Lenders' Commitments under the Credit Facility in whole or, in part, upon three (3) Business Days notice to the Agent, by a notice stating the proposed date and

aggregate principal amount of the reduction. In such case, the Borrower shall pay to the applicable Lenders in accordance with such notice the amount of amount by which the Loans outstanding under the Credit Facility exceed the proposed reduced Commitment. Each partial reduction shall be in a minimum aggregate principal amount of Cdn.$10,000,000 and an integral multiple of Cdn.$100,000.

(e) No Implied Consent. Nothing in this Section 1.2 shall be construed to constitute Agent's or any Lender's consent to any transaction that is not permitted by other provisions of this Agreement or the other Loan Documents.

1.3 Use of Proceeds.

Borrower shall utilize the proceeds of the Loans for the purposes of (i) funding the repayment of all amounts owing under the Financing Agreement and the DIP Credit Agreement on the Closing Date, (ii) making any other cash payments as contemplated by the CCAA Plan and as approved by the Agent and the Lenders, (iii) funding the ordinary course working capital requirements of the Credit Parties (and the making of any intercompany advances to any of the respective Credit Parties for the same purpose), (iv) Capital Expenditures of the Borrower (and the making of any intercompany advances to any of the respective Credit Parties for the same purpose), and (v) making Investments as permitted under Section 6.2.

1.4 Interest.

(a) Interest Rate. Borrower shall pay interest to Agent, for the rate benefit of Lenders, in arrears on each Interest Payment Date, at the Loan Rate. All computations of interest shall be made by the Agent taking into account the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable, on the basis of a year of 365 days or 366 days, as the case may be.

(b) Extension to Next Business Day. If any payment on any Loan becomes due and payable on a day other than a Business Day, the maturity thereof will be extended to the next succeeding Business Day and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate(s) during such extension.

(c) Calculation of Rates. The Loan Rate is a variable rate determined for each calendar month. Each determination by Agent of an interest rate and Fees hereunder and under any other Loan Document shall be presumptive evidence of the correctness of such rates and Fees.

(d) Payment In Kind Interest. To the extent the Loan Rate (excluding any Loss Increment) exceeds 12.64% per annum (the interest payable with reference to such difference in rates being the **"Excess Interest"**), Borrower may, at its option (upon written notice to the Agent delivered not less than five (5) days prior to the applicable Interest Payment Date), elect to satisfy its obligation to pay such Excess Interest, by adding such Excess Interest to the principal amount of the Loans (in which such case the Commitment may be exceeded by the amount of such Excess Interest). Upon such election being made, Borrower shall have no obligation to make a cash payment of interest to the Lenders on such Interest Payment Date. Upon such election being made, the principal amount of the Loans shall be increased on the Interest Payment Date by the Excess Interest which would otherwise have been payable in cash on such Interest Payment Date.

(e) Default Rate So long as an Event of Default has occurred and is continuing under Section 8.1(a), or 8.1(j), or so long as any other Event of Default has occurred and is continuing, and at the election of Agent (or upon the written request of Requisite Lenders) confirmed by written notice from Agent to Borrower, Borrower or the applicable Credit Party shall pay interest on the Loans, both before and after judgment, at a rate per annum equal to the (1) in the case of overdue interest, the rate of interest payable under Section 1.4(a) on the principal amount to which such overdue interest relates, and (2) in the case of all such other amounts (which amounts, for greater certainty, shall not include overdue principal or interest), the Loan Rate plus 5.00% (the **"Default Rate"**). Interest at the Default Rate shall accrue from the initial date of such Event of Default until that Event of Default is cured or waived and shall be payable upon demand.

(f) Limitation on Interest. If any provision of this Agreement or of any of the other Loan Documents would obligate Borrower or any other Credit Party to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by such Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by such Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to such Lender under this Section 1.4, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to such Lender which would constitute "interest" for purposes of Section 347 of the Criminal Code (Canada). Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if a Lender shall have received an amount in excess of the maximum permitted by that section of the Criminal Code (Canada), Borrower shall be entitled, by notice in writing to such Lender, to obtain reimbursement from such Lender in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by such Lender to Borrower. Any amount or rate of interest referred to in this Section 1.4(f) shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that the applicable Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of "interest" (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing Date to the Termination Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by Agent shall be conclusive for the purposes of such determination.

(g) *Interest Act* (Canada). For purposes of disclosure pursuant to the *Interest Act* (Canada), the annual rates of interest or fees to which the rates of interest or fees provided in this Agreement and the other Loan Documents (and stated herein or therein, as applicable, to be computed on the basis of a 365 day year or any other period of time less than a calendar year) are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 365 or such other period of time, respectively.

1.5 Fees.

(a) Commitment Fee. Borrower shall pay to Tricap, on the Expiry Date (as defined in the Tricap Commitment Letter), the commitment fee set forth in the Tricap Commitment Letter.

(b) Extension Fee. Borrower shall pay to Agent, for the benefit of each Lender, on the Target Date, a fee in the amount of three per cent (3%) of the Commitment of such Lender under the Credit Facility in existence on the Target Date.

(c) Annual Fee. Borrower shall pay to Agent, on each anniversary of the Plan Implementation Date, an amount, being three percent (3%) of the aggregate Commitment, determined as of the Closing Date.

1.6 Receipt of Payments.

Borrower shall make each payment under this Agreement not later than 2:00 p.m. (Toronto time) on the day when due for value on that day to the Collection Account. For purposes of computing interest and Fees as of any date, all payments shall be deemed received on the Business Day on which immediately available funds therefor are received in the Collection Account prior to 2:00 p.m. Toronto time. Payments received after 2:00 p.m. Toronto time on any Business Day or on a day that is not a Business Day shall be deemed to have been received on the following Business Day. Without limiting Section 11.16, if Agent receives any payment from or on behalf of a Credit Party in any currency other than the currency in which the Obligation is denominated Agent may convert the payment (including the proceeds of realization upon any Collateral) into the currency in which such Obligation is denominated at the rate of exchange (as such term is defined in Section 11.16(c)).

1.7 Application and Allocation of Payments.

(a) All payments and prepayments applied to the Loans shall be applied ratably to the portion thereof held by each Lender as determined by its Pro Rata Share. As to any other payment, and as to all payments made when an Event of Default has occurred and is continuing or following the Final Maturity Date, Borrower hereby irrevocably waives the right to direct the application of any and all payments received from or on behalf of Borrower, and Borrower hereby irrevocably agrees that Agent shall have the continuing exclusive right to apply any and all such payments against the Obligations as Agent may deem advisable notwithstanding any previous entry by Agent in the Loan Account or any other books and records. In the absence of a specific determination by Agent with respect thereto, payments shall be applied to amounts then due and payable in the following order: (1) to Fees and Agent's expenses reimburse hereunder; (2) to interest on the Loans; (3) to principal payments on the Loans; (4) to all other Obligations including expenses of Lenders to the extent reimbursable under Section 11.3.

(b) The Agent is authorized to, and at its sole election may, charge to the Loans balance on behalf of Borrower and cause to be paid all Fees, expenses, Taxes, costs (including insurance premiums in accordance with Section 5.4) and interest and principal, owing by Borrower under this Agreement or any of the other Loan Documents if and to the extent Borrower fails to pay promptly any such amounts as and when due. At Agent's option and to the extent permitted by law, any charges so made shall constitute part of the Loan hereunder.

1.8 Loan Account and Accounting.

Agent shall maintain a loan account (the "**Loan Account**") on its books to record: all Revolving Credit Advances, all payments made by Borrower, and all other debits and credits as provided in this Agreement with respect to the Loans or any other Obligations. All entries in the Loan Account shall be made in accordance with Agent's customary practices as in effect from time to time. The balance

in the Loan Account, as recorded on Agent's most recent printout or other written statement, shall, absent manifest error, be presumptive evidence of the amounts due and owing to Agent and Lenders by Borrower; provided that any failure to so record or any error in so recording shall not limit or otherwise affect Borrower's duty to pay the Obligations. Agent shall render to Borrower a monthly accounting of transactions with respect to the Loans setting forth the balance of the Loan Account for the immediately preceding month. Unless Borrower notifies Agent in writing of any objection to any such accounting (specifically describing the basis for such objection), within 30 days after the date thereof, each and every such accounting shall be presumptive evidence of all matters reflected therein. Only those items expressly objected to in such notice shall be deemed to be disputed by Borrower.

1.9 Indemnity.

Each Credit Party that is a signatory hereto shall indemnify and hold harmless each of Agent, Lenders and their respective Affiliates, and each such Person's respective officers, directors, employees, legal counsel, agents and representatives (each, an "**Indemnified Person**"), from and against any and all suits, actions, proceedings, orders, claims, damages, losses, liabilities and expenses (including reasonable legal fees and disbursements and other costs of investigation or defense, including those incurred upon any appeal) that may be instituted or asserted against or incurred by any such Indemnified Person as a result of or in connection with credit having been extended, suspended or terminated under this Agreement or the other Loan Documents and the administration of such credit, and in connection with or arising out of the transactions contemplated hereunder and thereunder and any actions or failures to act in connection therewith including the taking of any enforcement actions by Agent, including any and all Environmental Liabilities and including any and all reasonable legal costs and expenses arising out of or incurred in connection with disputes between or among any parties to any of the Loan Documents (collectively, "**Indemnified Liabilities**"); provided, that no such Credit Party shall be liable for any indemnification to an Indemnified Person to the extent that any such suit, action, proceeding, claim, damage, loss, liability or expense results from that Indemnified Person's gross negligence or wilful misconduct. No Indemnified Person shall be responsible or liable to any other party to any Loan Document, any successor, assignee or third party beneficiary of such Person or any other Person asserting claims derivatively through such party, for indirect, punitive, exemplary or consequential damages which may be alleged as a result of credit having been extended, suspended or terminated under any Loan Document or as a result of any other transaction contemplated hereunder or thereunder.

1.10 Taxes.

(a) Subject to Section 1.10(e), any and all payments by or on behalf of a Credit Party hereunder or under any other Loan Document shall be made, in accordance with this Section 1.10, free and clear of and without deduction for any and all present or future Taxes (excluding Taxes imposed on or measured by the net income or capital of Agent or any Lender) all such included Taxes being "Withholding Taxes". If a Credit Party shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder or under any other Loan Document (excluding Taxes imposed on or measured by the net income or capital of Agent or any Lender), (i) the sum payable shall be increased as much as shall be necessary so that, after making all required withholdings and deductions (including withholdings and deductions applicable to additional sums payable under this Section 1.10), Agent or Lenders, as applicable, receive an amount equal to the sum they would have received had no such withholdings or deductions been made, (ii) the applicable

Credit Party shall make such withholdings and deductions, and (iii) the applicable Credit Party shall pay the full amount withheld or deducted to the relevant taxing or other authority in accordance with applicable law. Within 30 days after the date of any payment of Taxes, Borrower shall furnish to Agent the original or a certified copy of a receipt evidencing payment thereof.

(b) In addition, and subject to Section 1.10(e), each Credit Party agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, financial institution's duties or similar levies (all such taxes being "Other Taxes") that arise from any payment made under this Agreement or under any other Loan Document or from the execution, sale, transfer, delivery or registration of, or otherwise with respect to, this Agreement, the other Loan Documents and any other agreements and instruments contemplated hereby or thereby. Each Lender agrees that, as promptly as reasonably practicable after it becomes aware of any circumstances referred to above which would result in additional payments under this Section 1.10, it shall notify Borrower thereof.

(c) Subject to Section 1.10(e), each Credit Party hereby indemnifies Agent and each Lender for the full amount of Withholding Taxes and Other Taxes (excluding Taxes imposed on or measured by the net income or capital of Agent or any Lender) and paid by Agent or such Lender, as appropriate, and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted. Each payment under this indemnification shall be made within 10 days after Agent makes written demand therefor, for its own benefit or the benefit of the affected Lender.

(d) If, following the imposition of any Taxes on any payment by the Credit Party to Agent or any Lender in respect of which such Credit Party is required to make an additional payment pursuant to this Section 1.10, Agent or any Lender receives or is granted a credit against or remission for or deduction from or in respect of any taxes paid by it or shall obtain any other relief which, in Agent or such Lender's opinion, is both reasonably identifiable and quantifiable by it without involving it in an unacceptable administrative burden (any of the foregoing being a "saving"), Agent or such Lender, as the case may be, will reimburse the Credit Party with such amount as Agent or such Lender shall have concluded, in its absolute discretion but in good faith, to be the amount or value of the relevant saving. Nothing herein contained shall interfere with the right of Agent or any Lender to arrange its affairs in whatever manner it thinks fit and, in particular, neither Agent or any Lender shall be under any obligation to claim relief for tax purposes on its corporate profits or otherwise, or to claim such relief in priority to any other claims, relief, credits or deductions available to it or to disclose details of its affairs. The Agent or relevant Lender will notify the Borrower promptly of the receipt by it of any such saving and of Agent's or such Lender's opinion as to the amount or value thereof, and any reimbursement to be made by Agent or such Lender will be made promptly on the date of receipt of such saving by Agent or such Lender or, if later, on the last date on which the applicable taxation authority would be able in accordance with applicable Law to reclaim or reduce such saving.

(e) Notwithstanding any other provision in this Agreement to the contrary, prior to an Event of Default which has occurred and is continuing, the Credit Parties shall not be required to pay any additional amounts or indemnify the Agent or Lenders pursuant to this Section 1.10 in respect of deductions or withholdings on account of any applicable Canadian Withholding Tax or other Taxes under Part XIII or Part XIII.1 of the ITA.

(f) Notice to Borrower as to Residence under the *Income Tax Act* (Canada). Each Lender shall promptly notify the Borrower if it is, or becomes, a non-resident of Canada for purposes of Part XIII of the ITA.

1.11 Capital Adequacy; Increased Costs; Illegality.

(a) If any Lender shall have determined that any law, treaty, governmental (or quasi governmental) rule, regulation, guideline or order regarding capital adequacy, reserve requirements or similar requirements or compliance by any Lender with any request or directive regarding capital adequacy, reserve requirements or similar requirements (whether or not having the force of law), in each case, adopted after the Closing Date, from any central bank or other Governmental Authority increases or would have the effect of increasing the amount of capital, reserves or other funds required to be maintained by such Lender and thereby reducing the rate of return on such Lender's capital as a consequence of its obligations hereunder, then Borrower shall from time to time upon demand by such Lender (with a copy of such demand to Agent) pay to Agent, for the account of such Lender, additional amounts sufficient to compensate such Lender for such reduction. A certificate as to the amount of that reduction and showing the basis of the computation thereof submitted by such Lender to Borrower and to Agent shall be presumptive evidence of the matters set forth therein.

(b) If, due to either (i) the introduction of or any change in any law or regulation (or any change in the interpretation thereof) or (ii) the compliance with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law), in each case adopted after the Closing Date, there shall be any increase in the cost to any Lender of agreeing to make or making, funding or maintaining any Loan (other than in respect of Taxes, which are only subject to indemnity pursuant to Section 1.10 hereof), then Borrower shall from time to time, upon demand by such Lender (with a copy of such demand to Agent), pay to Agent for the account of such Lender additional amounts sufficient to compensate such Lender for such increased cost. A certificate as to the amount of such increased cost, submitted to Borrower and to Agent by such Lender, shall be presumptive evidence of the matters set forth therein. Each Lender agrees that, as promptly as practicable after it becomes aware of any circumstances referred to above which would result in any such increased cost, the affected Lender shall, to the extent not inconsistent with such Lender's internal policies of general application, use reasonable commercial efforts to minimize costs and expenses incurred by it and payable to it by Borrower pursuant to this Section 1.11(b).

1.12 Currency Matters.

Principal, interest, reimbursement obligations, fees, and all other amounts payable under this Agreement and the other Loan Documents to Agent and Lenders shall be payable in the currency in which such Obligations are denominated. Unless stated otherwise, all calculations, comparisons, measurements or determinations under this Agreement shall be made in Canadian Dollars.

2. CONDITIONS PRECEDENT

2.1 Conditions to the Initial Loan.

No Lender shall be obligated to make any Loan on the Closing Date, or to take, fulfill, or perform any other action hereunder, until the following conditions have been satisfied or provided for in a manner reasonably satisfactory to Agent, or waived in writing by Agent and Requisite Lenders:

(a) Credit Agreement; Loan Documents. This Agreement or counterparts hereof shall have been duly executed by, and delivered to, Borrower, Agent and Lenders; and Agent shall have received such documents, instruments, agreements and legal opinions as Agent shall reasonably request in connection with the transactions contemplated by this Agreement and the other Loan Documents executed and delivered by the applicable Credit Party or Excluded Subsidiary, each in form and substance satisfactory to Agent.

(b) Security Agreements. Agent shall have received duly executed originals of (i) the Security Agreements, dated the Closing Date, and all instruments, documents and agreements executed pursuant thereto, (ii) and where such Security Agreements include a pledge of Stock, accompanied by (as applicable) share, unit, partnership interest or equivalent certificates representing all of the outstanding Stock (including, without limitation, any joint venture interests held by any Credit Party or Excluded Subsidiary) being pledged pursuant to such Pledge Agreement and Stock transfer powers for such certificates executed in blank or if the constating documents of the issuer of such Stock contain a private company or similar restriction requiring that transfers of such Stock be approved by the directors, members or partners of such issuer (in contrast with the directors, members, partners or shareholder(s) of such issuer or solely the shareholder(s)) then, the approval of such directors, members or partners.

(c) Mortgages. The Credit Parties shall have executed and delivered Mortgages covering all of the Real Estate other than the Excluded Real Estate (the **"Mortgaged Properties"**) together with: (i) current as built surveys, zoning letters and certificates of occupancy, in each case, reasonably satisfactory in form and substance to Agent, in its sole discretion; (ii) evidence that the Mortgages have been recorded in all places to the extent necessary or desirable, in the judgment of Agent, to create a valid and enforceable first priority or ranking lien (subject to Permitted Encumbrances) on each Mortgaged Property in favour of Agent for the benefit of itself and Lenders; and (iii) title insurance policies in respect of such Mortgaged Properties, for the benefit of the Agent and the Lenders, in form and substance, and issued by a title company, satisfactory to the Agent, in its sole discretion.

(d) Insurance. The Agent and the Lenders shall have received satisfactory evidence that the insurance policies required to be maintained by the Credit Parties by this Agreement are in full force and effect, together with appropriate evidence showing the Agent as loss payee, and showing the Agent and the Lenders as additional insured where appropriate, in each case, as their interests appear. All of the policies described herein shall contain language that they cannot be cancelled or non-renewed by the insurer without the insurance broker endeavouring to provide at least 30 days notice to the insured parties (including, without limitation, the Agent).

(e) Security Interests and PPSA Filings. Agent shall have received evidence satisfactory to Agent that Agent (for the benefit of itself and the other Secured Parties) has a valid and perfected security interest in all assets of all of the Credit Parties which, so long as the ABL Facility is in existence, shall be (i) a valid and perfected first priority security interest (and valid and published first ranking hypothec, if applicable) in the Term Priority Collateral, and (ii) a valid and perfected second priority security interest in the ABL Priority Collateral, including (x) except as specified in Section 3.5, such documents duly executed by each Credit Party and Excluded Subsidiaries (including financing statements under the PPSA and other notice filings and applicable documents under the laws of any jurisdiction with respect to the perfection and publication of Liens) as Agent may request in order to perfect and publish its security interests and hypothecs in the Collateral, and (y) copies of search reports listing all effective financing statements and other

applicable notice of lien filings that name any Credit Party and Excluded Subsidiaries as debtor (including its French form of name), together with certificates of the applicable Governmental Authority constituting evidence thereof, none of which shall cover the Collateral, except for Permitted Encumbrances.

(f) Guarantees. Agent shall have received Guarantees executed by each of the Credit Parties and Excluded Subsidiaries of Borrower.

(g) Letter of Direction. Agent shall have received duly executed originals of a letter of direction from Borrower addressed to Agent, on behalf of itself and Lenders, with respect to the disbursement on the Closing Date of the proceeds of the initial Revolving Credit Advances.

(h) Constating Documents and Status. Agent shall have received, for each Credit Party, such Person's (a) constating documents and all amendments thereto, and (b) certificates of compliance or status (or applicable equivalent thereof) evidencing each Credit Party's qualification to conduct business in each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, each dated a recent date prior to the Closing Date and certified by the applicable authorized Governmental Authority.

(i) Bylaws and Resolutions. Agent shall have received, for each Credit Party, (a) such Person's bylaws (if any), together with all amendments thereto and (b) resolutions of such Person's board of directors, partners or other appropriate Persons, approving and authorizing the execution, delivery and performance of the Loan Documents to which such Person is a party and the transactions to be consummated in connection therewith, each certified as of the Closing Date by such Person's corporate secretary or an assistant secretary as being in full force and effect without any modification or amendment.

(j) Incumbency Certificates. Agent shall have received, for each Credit Party, signature and incumbency certificates of the officers of each such Person executing any of the Loan Documents, certified as of the Closing Date by such Person's corporate secretary or an assistant secretary as being true, accurate, correct and complete.

(k) Opinions of Counsel. Agent shall have received duly executed originals of opinions of McCarthy Tetrault, LLP, counsel for the Credit Parties (and covering such matters in respect of the Excluded Subsidiaries as may be agreed to between the Agent and Borrower), together with any local counsel opinions reasonably requested by Agent, with respect to, inter alia: (i) due authorization, execution and delivery of the Loan Documents by each Credit Party, (ii) power and capacity of each Credit Party to enter into the Loan Documents to which it is a party, (iii) that the execution and delivery of the Loan Documents by the Credit Parties does not contravene or conflict with any of the constating documents, by-laws, shareholders', partnership or similar agreement to which any Credit Party is subject, any law, statute, rule or regulation to which any Credit Party is subject, (iv) enforceability of each of the Loan Documents and the Pension Agreement against the Credit Parties, and (v) perfection of the Liens in favour of the Agent, all in form and substance reasonably satisfactory to Agent and its counsel, dated the Closing Date.

(l) Other Matters. Agent shall have received satisfactory evidence that since December 31, 2005, (i) no event or condition has occurred or is existing which could reasonably be expected to result in or have a Material Adverse Change; (ii) there has been no Material Adverse Change; (iii) no Litigation has been commenced which, would have a Material Adverse Change or

could challenge any of the transactions contemplated by the Agreement and the other Loan Documents; and (iv) there have been no Restricted Payments made by any Credit Party.

(m) CCAA Plan/CBCA Arrangement. Agent shall be satisfied, acting reasonably, with the terms and conditions of all agreements, indentures, security instruments, share articles and other documents, approvals and actions relating to the CCAA Plan and the CBCA Arrangement and the implementation thereof, including the form and content of:

(i) the ABL Credit Documents, the New Secured FRN Credit Documents, the Province Credit Documents, the Pension Agreement, the Pension Regulation, the new Province Warrants and the New Warrant Indenture;

(ii) the CCAA Plan, the CBCA Arrangement and any amendments made thereto;

(iii) the implementation process for the CCAA Plan and the CBCA Arrangement;

(iv) any approvals, waivers and consents contemplated by the CCAA Plan and the CBCA Arrangement;

(v) Agent being satisfied, acting reasonably, with the terms and conditions of all CCAA or CBCA orders and any order issued by the U.S. Bankruptcy Court, in each case made or issued on or after the date of acceptance of the Tricap Commitment Letter, and (1) no such order shall have been vacated, stayed, reserved or otherwise modified, (2) no leave shall have been sought seeking to appeal any such order, and (3) no motion shall been brought or notice of motion served, in any case that is pending, to do any of the foregoing, if such action could, in the reasonably held opinion of the Agent, adversely affect the rights or interests of the Agent or the Lenders under any such order or the transactions generally, and all appeal periods for orders issued under the CCAA and the CBCA and, if applicable, any other statute or the U.S. Bankruptcy Court shall have expired; and

(vi) Agent (or an Affiliate of Agent) shall have acquired not less than 9,818,000 New Common Shares pursuant to the Plan Sponsor Agreement representing not less than 37.61% of the New Common Shares to be distributed by the Borrower in accordance with the Plan Sponsor Agreement.

(n) Intercreditor Agreement. The Intercreditor Agreement and the Province Intercreditor Agreement, in form and substance satisfactory to Agent and Lenders, shall have been executed and delivered by all parties thereto.

(o) Audited Financials; Financial Condition. Agent shall have received the Financial Statements, certified by Borrower's Chief Financial Officer, in form and substance satisfactory to Agent, and Agent shall be satisfied, in its sole discretion, with all of the foregoing.

(p) Approvals. Agent shall have received (i) satisfactory evidence that the Credit Parties have obtained all required consents and approvals of all Persons including all requisite Governmental Authorities, to the execution, delivery and performance of this Agreement and the other Loan Documents and the consummation of the Transactions or (ii) a certificate of an officer of

Borrower in form and substance reasonably satisfactory to Agent affirming that no such consents or approvals are required.

(q) Payment of Fees. Borrower shall have paid the Fees required to be paid on the Closing Date in the respective amounts specified in Section 1.5 and shall have reimbursed Agent for all fees, costs and expenses of closing presented as of the Closing Date.

(r) Capital Structure: Other Indebtedness. The capital structure of each Credit Party and the terms and conditions of all Indebtedness of each Credit Party shall be acceptable to Agent in its sole discretion.

(s) Due Diligence. Agent shall have completed its business and legal due diligence.

(t) Other Documents. Agent shall have received such other certificates, documents and agreements respecting any Credit Party as Agent may reasonably request.

2.2 Further Conditions to Each Loan

Except as otherwise expressly provided herein, no Lender shall be obligated to fund any Loan if, as of the date thereof:

(a) any representation or warranty by any Credit Party contained herein or in any other Loan Document is untrue or incorrect as of such date, except to the extent that such representation or warranty expressly relates to an earlier date and except for changes therein expressly permitted or expressly contemplated by this Agreement;

(b) any Default or Event of Default has occurred and is continuing or would result after giving effect to any Loan; and

(c) Agent shall have received duly executed originals of a Notice of Revolving Credit Advance from Borrower, dated the date of the proposed Loan.

The request and acceptance by Borrower of the proceeds of any Loan shall be deemed to constitute, as of the date thereof, (i) a representation and warranty by Borrower that the conditions in this Section 2.2 have been satisfied and (ii) a reaffirmation by Borrower of the granting and continuance of Agent's Liens, on behalf of the Secured Parties, pursuant to the Security Documents.

3. REPRESENTATIONS AND WARRANTIES

To induce Lenders to make the Loans, each Credit Party executing this Agreement makes the following representations and warranties to Agent and each Lender with respect to all Credit Parties, each and all of which shall survive the execution and delivery of this Agreement.

3.1 Corporate Existence; Compliance with Law.

Each Credit Party (a) is a corporation or limited partnership, as the case may be, duly incorporated or formed and organized, validly existing and in good standing under the laws of its respective jurisdiction of organization; (b) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its

business requires such qualification; (c) has the requisite power and authority and the legal right to own, and pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease and to conduct its business as now, heretofore and proposed to be conducted; (d) has all material licenses, permits, consents or approvals from or by, and has made all material filings with, and has given all material notices to, all Governmental Entities having jurisdiction, to the extent required for such ownership, operation and conduct; (e) is in compliance in all material respects with its constating documents and bylaws; and (f) is in compliance with all applicable provisions of law in all material respects except with respect to Environmental Laws and Environmental Permits as set forth in Section 3.15. There are no unanimous shareholders, shareholders or other agreements in existence in respect of the Stock of any of the Restricted Subsidiaries and the Excluded Subsidiaries, including any such agreements which would restrict the pledge of the Stock of such corporations by the Borrower to the Agent on behalf of the Lenders, other than (x) the sole shareholder declarations by the Borrower with respect to Commercial Distribution Services, Inc., CHT Steel Company Inc., Stelcam Holdings Inc., Stelco USA, Inc., Welland Pipe Ltd., Stelco Holding Company, Ontario Coal Company and Ontario Eveleth Company, copies of which have been delivered to the Agent and its counsel (collectively, the "**Restricted Subsidiary USDs**") to the effect that the Borrower will have all the rights, powers, duties and liabilities of the directors of such Restricted Subsidiary or Excluded Subsidiary, as the case may be, as of the effective date of each such respective Restricted Subsidiary USD, and (y) the Limited Partnership Agreements.

3.2 Corporate Name, Executive Offices, Collateral Locations.

As of the Closing Date, the corporate or limited partnership name (as it appears in its constating documents and other official filings in the jurisdiction of each Credit Party's existence, incorporation, formation or organization, as applicable) and trade name of each Credit Party, the jurisdiction of incorporation or formation of each Credit Party, the current location of each Credit Party's chief executive office, registered office according to its constating documents, principal place of business, Books and Records and the locations at which any Collateral is located are set forth in Schedule 3.2.

3.3 Corporate Power, Authorization, Enforceable Obligations.

The execution, delivery and performance by each Credit Party of the Loan Documents to which such Credit Party is a party and the creation of all Liens provided for therein: (a) are within such Person's power; (b) have been duly authorized by all necessary corporate or other action; (c) do not and will not contravene any provision of such Person's constating documents; (d) do not violate any law or regulation, or any order, decree, judgment, injunction, writ, decision, ruling or award, of any court or Governmental Entity; (e) after giving effect to the Sanction Order and the US Confirmation Order, and except as set out in Schedule 3.3 do not and will not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Person is a party or by which such Person or any of its property is bound; (f) do not and will not result in the creation or imposition of any Lien upon any of the property of such Person other than those in favour of the Agent, on behalf of itself and the other Lenders, pursuant to the Loan Documents; (g) except as set out in Schedule 3.3(g) hereto, do not require the authorization, consent or, the giving of notice to, the filing of or registration with, or approval of any Governmental Entity or any other Person, including, without limitation, any order, permit, waiver, exemption, authorization and approval of any Governmental Entity having

jurisdiction over the operation by any Credit Party of the Collateral, all of which will have been duly obtained, made or complied with prior to the Closing Date except as set out in Schedule 3.3. Each of the Loan Documents shall be duly executed and delivered by each Credit Party that is a party thereto and each such Loan Document shall constitute a legal, valid and binding obligation of such Credit Party enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

3.4 Financial Statements and Projections.

(a) Financial Statements. Except for the Projections, all Financial Statements concerning the Credit Parties that have been delivered to the Agent and the Lenders have been prepared in accordance with GAAP consistently applied throughout the periods covered and present fairly in all material respects the financial position of the Persons covered thereby as at the dates thereof and the results of their operations and cash flows for the periods then ended. All written reports, inventory listings and certificates of any kind made or given to any Agent or Lender pursuant to the provisions of this Agreement or any other Loan Document are true, complete and accurate in all material respects in respect of the subject matter relating thereto.

(b) Projections. All Projections delivered to the Agent have been prepared by the Borrower in light of the past operations of the Credit Parties' businesses and future payments of then known contingent liabilities. The Projections are based upon estimates and assumptions stated therein, all of which the Borrower believes at the time of delivery to be reasonable and fair in light of current conditions and current facts then known to the Borrower as of such delivery date and reflect the Borrower's good faith and reasonable estimates of the future financial performance of the Borrower and of the other information projected therein for the period set forth therein. The Projections have been delivered to the Agent and the Lenders.

3.5 Ownership of Property; Liens.

(a) Each Credit Party has good, valid and marketable title to, and legal and beneficial ownership of, all of its properties and assets (which for the purposes of this Section 3.5(a) does not include any Real Estate). None of the properties and assets of any Credit Party is subject to any Liens, other than Permitted Encumbrances. Each Credit Party has received all deeds, assignments, waivers, consents, nondisturbance and attornment or similar agreements, bills of sale and other documents, and has duly effected all recordings, filings and other actions necessary to establish, protect and perfect such Credit Party's right, title and interest in and to its properties and assets, with the exception of any assignment or transfer documents that would reflect the allocation of Intellectual Property assets pursuant to the CBCA Arrangement, which assignment or transfer documents shall be filed for recordal purposes as soon as reasonably practicable following the Closing Date. All filings, registrations and recordings necessary under applicable law to create, preserve, protect and perfect the security interest and other Liens of the Agent in and on the Collateral which constitutes personal property or assets of a Credit Party have been made, (with the exception of any security notice or grant of security interest intended for recordal with the Canadian Intellectual Property Office, U.S. Patent and Trademark Office, U.S. Copyright Office or any other Intellectual Property registry, which notice or grant shall be filed for recordal purposes as soon as reasonably practicable following the Closing Date), and such security interest and other Liens are subject to no other Liens other than Permitted Encumbrances.

(b) The Real Estate listed in Schedule 3.5 (**"Real Estate"**) constitutes all of the real property locations owned, leased or subleased by any Credit Party as of the Closing Date. Each Credit Party owns good and marketable fee simple title to all of its owned Real Estate and valid and marketable leasehold interests in all of its leased Real Estate free and clear of all Liens other than Permitted Encumbrances, provided that any sublease may be dependent on the continuance of the applicable head lease, all as described on Schedule 3.5. Copies of all such leases have been made available to the Agent. Schedule 3.5 also describes any purchase options, rights of first refusal or other similar contractual rights pertaining to any Real Estate which is subject to a Mortgage. All material permits required to have been issued or appropriate to enable the Real Estate to be lawfully occupied and used for all of the purposes for which it is currently occupied and used have been lawfully issued and are in full force and effect. Each Credit Party has received all deeds, assignments, waivers, consents, nondisturbance and attornment or similar agreements, bills of sale and other documents, and has duly effected all recordings, filings and other actions necessary to establish, protect and perfect such Credit Party's right, title and interest in and to all such Real Estate and other properties and assets which are subject to a Mortgage. All filings, registrations and recordings necessary under applicable law to create, preserve, protect and perfect the security interest and other Liens of the Agent in and on the Credit Parties' Real Estate have been made, and such security interest and other Liens are subject to no other Liens other than Permitted Encumbrances.

(c) As of the Closing Date, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such, for the purchase from any Credit Party of any Collateral (excluding Inventory to be sold in the ordinary course), except as expressly permitted in connection with a Disposition in accordance with Section 6.8(a)(ii) or (a)(iii) or (a)(vi) and except as set forth in Schedule 3.5 (or Schedule 3.7 in the case of any Stock).

3.6 Labour Matters.

As of the Closing Date, no strikes or other material labour disputes against any Credit Party are pending. Payment made to employees of each Credit Party comply with each federal, provincial, and local law or foreign law applicable to such matters. Hours worked by employees of each Credit Party comply in all material respects with each federal, provincial, and local law or foreign law applicable to such matters. All payments due from any Credit Party for employee health and welfare insurance have been paid or accrued as a liability on the books of such Credit Party, each Credit Party has withheld all employee withholdings to be withheld by it and such withholdings have been timely paid to the respective Governmental Entities, and each Credit Party has made all employer contributions to be made by it pursuant to applicable law on account of the Canada Pension Plan maintained by the Government of Canada, employment insurance and employee income taxes. As of the Closing Date, except as set forth in Schedule 3.6, no Credit Party is a party to or bound by any collective bargaining agreement. As of the Closing Date there is no organizing activity involving any Credit Party pending or threatened by any labour union or group of employees. As of the Closing Date there are no representation proceedings pending or, to any Credit Party's knowledge, threatened with any labour relations board, and no labour organization or group of employees of any Credit Party has made a pending demand for recognition. There are no complaints or charges against any Credit Party pending or threatened to be filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by any Credit Party of any individual that could reasonably be expected to result in a Material Adverse Change.

3.7 Ventures, Subsidiaries and Affiliates; Outstanding Shares and Indebtedness.

(a) As of the Closing Date, no Credit Party has any Subsidiaries, is engaged in any joint venture, partnership or similar arrangement with any other Person, or is a Person set forth in subsection "(a)" or "(b)" of the definition of "Affiliate" of any other Person, except as set forth in Schedule 3.7.

(b) All of the issued and outstanding Stock of each Restricted Subsidiary and, to the best of the knowledge of the Borrower, each of the Excluded Subsidiaries is owned by each of the Stockholders and in the percentages set forth in Schedule 3.7. All of such Stock (other than that with respect to the Limited Partnerships) have been duly issued and are outstanding as fully paid and non-assessable, and the person so listed on Schedule 3.7 as the owner of such Stock is the registered and beneficial owner thereof with a good title thereto, free and clear of all Liens other than Liens permitted pursuant to subsections (d), (e) and (f) of the definition of Permitted Encumbrances other than those restrictions on transfer, if any contained in the constating documents of such Restricted Subsidiaries and Excluded Subsidiaries.

(c) The limited partnership interests of each of the Limited Partnerships are divided into the number of units as specified in Schedule 3.7, and Schedule 3.7 also specifies the number of units issued by each such Limited Partnership and the holder of such units. All of such units have been validly issued in accordance with each respective Limited Partnership Agreement, and the Person so listed on Schedule 3.7 as the holder of such units is the registered and beneficial owner thereof with a good title thereto, free and clear of all Liens other than Liens permitted pursuant to subsection (d), (e) and (f) of the definition of Permitted Encumbrances other than those restrictions on transfer, if any, contained in the Limited Partnership Agreements.

(d) There are no outstanding rights to purchase, options, warrants or similar rights or agreements pursuant to which any Credit Party may be required to issue, sell, repurchase or redeem any of its Stock or any Stock securities of any Subsidiary, except in respect of any agreements to purchase in favour of, or stock option plans for, directors, officers or employees of the Credit Parties to purchase New Common Shares and except as set forth in Schedule 3.7.

(e) Other than in respect of Guaranteed Indebtedness incurred pursuant to the Loan Documents, the ABL Credit Documents, the Secured Notes Credit Documents, the Province Credit Documents, Indebtedness as permitted under 6.2(d), or under the Supply and Services Agreements or the Slabco Tolling Agreement, Schedule 3.7 describes all outstanding Guaranteed Indebtedness of each Credit Party as of the Closing Date and all Indebtedness of each Credit Party as of the Closing Date for (i) borrowed money, (ii) all reimbursement and other obligations with respect to letter of credit, bankers' acceptances and surety bonds, whether or not matured, (iii) all obligations evidenced by notes, bonds, debentures or similar instruments, (iv) other than in respect of indebtedness created under Purchase Money Liens permitted under the definition of "Permitted Encumbrances", all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Credit Party (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) all obligations under speculative commodity purchase or option agreements or other commodity price hedging arrangements, in each case whether contingent or matured, and (vi) all obligations under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to

alter the risks arising from fluctuations in currency values or interest rates, in each case whether contingent or matured.

(f) The Excluded Subsidiaries do not carry on any business nor do they have any property or assets or any Indebtedness or Guaranteed Indebtedness (other than the Guarantees given to the Lender in respect of this Agreement, to the ABL Agent and to the New Trustees), other than as set forth in the balance sheets of such Excluded Subsidiaries dated as of December 31, 2005 and as provided to the Agent prior to the Closing Date.

(g) No director, officer or employee of any Credit Party has any debts or liabilities owing to any Credit Party other than loans in the ordinary course of business consistent with past practices for travel and entertainment expenses, relocation costs and similar purposes up to a maximum of $1,000,000 in the aggregate.

3.8 Government Regulation.

No Credit Party is subject to regulation under Canadian federal, provincial, local or foreign statutory Law that restricts or limits its ability to incur Indebtedness or Guaranteed Indebtedness or to perform its obligations hereunder. The making of the Loans to the Borrower by the Agent and the Lenders, the incurrence of the Obligations, the application of the proceeds thereof and repayment thereof will not violate any provision of any such Law or any rule, regulation or order issued by or policy of any securities regulatory authority or securities exchange.

3.9 Taxes.

(a) All returns, reports and statements, including information returns, in respect of Taxes required by any Governmental Entity to be filed by any Credit Party have been filed with the appropriate Governmental Entity and all Charges have been paid prior to the date on which any fine, penalty, interest or late charge may be added thereto for non-payment thereof (or any such fine, penalty, interest, late charge or loss has been paid), excluding Charges or other amounts being contested in accordance with Section 5.2(b).

(b) Schedule 3.9 sets forth in respect of the Credit Parties that do not file returns in respect of Taxes under the IRC as of the Closing Date (i) those taxation years that have not yet been assessed by the CRA or the applicable provincial, local or foreign Governmental Entities, (ii) the taxation years that are currently being audited by the CRA or applicable provincial, local or foreign Governmental Entities, (iii) any assessments or, to any Credit Party's knowledge, threatened assessments in connection with such audit, otherwise currently outstanding, and (iv) the most recent taxation year that an audit by the CRA or the applicable provincial, local or foreign Governmental Entities has been completed.

(c) Schedule 3.9 sets forth in respect of the Credit Parties that do file returns in respect of Taxes under the IRC, as of the Closing Date (i) to any Credit Party's knowledge, those taxation years that have not yet been assessed by the applicable local or foreign Governmental Entities, (ii) to any Credit Party's knowledge, the taxation years that are currently being audited by the applicable local and foreign Governmental Entities, (iii) to any Credit Party's knowledge, any assessments or, threatened assessments in connection with such audit, otherwise currently outstanding, and (iv) to any Credit Party's knowledge, the most recent taxation year that an audit by the applicable local or foreign Governmental Entities has been completed.

(d) Except as set forth in Schedule 3.9, no Credit Party has executed or filed with the CRA or any other domestic or foreign Governmental Entity any agreement or other document extending, or having the effect of extending, the period for assessment or collection of any Charges. Except for Permitted Encumbrances, none of the Credit Parties nor any of their respective predecessors are liable for any Charges (i) under any agreement (including any tax sharing agreements), or (ii) to each Credit Party's knowledge, as a transferee.

3.10 Pension and Benefit Plans.

(a) Canadian Pension and Benefits Plans. Schedule 3.10(a) lists all pension and benefit plans applicable to the Credit Parties for its Canadian employees or former Canadian employees, including all Canadian Benefit Plans and Canadian Pension Plan (other than, for greater certainty, plans maintained by the Government of Canada or any government of a Province of Canada, to which any Credit Party is obligated to contribute by statute) currently maintained by any Credit Party. Except as set forth in Schedule 3.10(a), the Canadian Pension Plans are duly registered under the ITA and all other applicable Laws which require registration and no event has occurred which is reasonably likely to cause the loss of such registered status. All material obligations of the Borrower and any other participating Credit Party (including fiduciary, contribution, funding, investment and administration obligations) required to be performed in connection with the Canadian Benefit Plans, the Canadian Pension Plans and the funding agreements therefor under the terms thereof and applicable statutory and regulatory requirements, have been performed in a timely and proper fashion. There have been no improper withdrawals or applications of the assets of the Canadian Pension Plans or the Canadian Benefit Plans. Except as set forth in Schedule 3.10(a), there are no material outstanding disputes concerning the assets or liabilities of the Canadian Pension Plans or the Canadian Benefit Plans. Except as set forth in Schedule 3.10(a), no events have occurred which could give rise to a partial or total wind-up of any Canadian Pension Plan. The Borrower has delivered to the Agent copies of the most recent actuarial valuation reports filed with the Financial Services Commission of Ontario in respect of each of the registered Canadian Pension Plans, as well as the most recent valuation reports prepared in connection with the non-registered Canadian Pension Plans. There is no non-registered Canadian Pension Plan in respect of which an event has occurred that could require immediate or accelerated funding in respect of unfunded liabilities or other deficit amounts.

(b) ERISA.

(i) Schedule 3.10(b) lists all ERISA Affiliates. Copies of all US Pension Plans, including Title IV Plans, Multiemployer Plans, ESOPs and Welfare Plans, including all Retiree Welfare Plans, together with a copy of the latest IRS/DOL 5500-series form for each such Plan (other than Multiemployer Plans) and the most recent actuarial report for each Title IV Plan have been made available to the Agent. Except with respect to Multiemployer Plans, each Qualified Plan has been determined by the IRS to qualify under Section 401 of the IRC, the trusts created thereunder have been determined to be exempt from tax under the provisions of Section 501 of the IRC, and nothing has occurred that is reasonably likely to cause the loss of such qualification or tax-exempt status. Each Plan is in compliance, in all material respects, with the applicable provisions of ERISA and the IRC, including the timely filing of all reports required under the IRC or ERISA, including the statement required by 29 CFR Section 2520.104-23. Except as set forth in Schedule 3.10(b), neither any Credit Party nor ERISA Affiliate has failed to make any contribution or pay any amount due as required by either Section 412 of the IRC or Section 302 of ERISA or the terms of any such Plan. Neither any Credit Party nor ERISA Affiliate has engaged in a "**prohibited**

transaction," as defined in Section 406 of ERISA and Section 4975 of the IRC, in connection with any Plan, that would subject any Credit Party to a material tax on prohibited transactions imposed by Section 502(i) of ERISA or Section 4975 of the IRC. To the knowledge of the Borrower, the actuarial report for each Title IV Plan fairly presents the financial condition and the results of each such plan in accordance with US generally accepted accounting principles. Except as set forth in Schedule 3.10(b), no ERISA Affiliate provides health or welfare benefits for any retired or former US employee or is obligated to provide health or welfare benefits to any active US employee following such employee's retirement or other termination of service.

(ii) Except as set forth in Schedule 3.10(b): (i) no Title IV Plan has any Unfunded US Pension Liability; (ii) no ERISA Event or event described in Section 4062(e), Section 4063 or Section 4064 of ERISA with respect to any Title IV Plan has occurred or is reasonably expected to occur; (iii) there are no pending, or to the knowledge of any Credit Party, threatened claims (other than claims for benefits in the normal course), sanctions, actions or lawsuits, asserted or instituted against any Plan or any Person as fiduciary or sponsor of any Plan; (iv) no Credit Party or ERISA Affiliate has incurred any liability as a result of a complete or partial withdrawal from a Multiemployer Plan and, if such a withdrawal were to occur within one year after the date of this Agreement, the total liabilities of such Persons under all such Multiemployer Plans would not exceed US$6,400,000 and would be payable in a lump sum or in instalment payments with additional interest in accordance with the provisions of Section 4219(c) of ERISA; (v) within the last five years no Title IV Plan of any Credit Party or ERISA Affiliate has been terminated, no notice of intent to terminate any Title IV Plan has been filed and no amendment has been adopted to treat a Title IV Plan as terminated whether or not in a **"standard termination"** as that term is used in Section 4041(b)(1) of ERISA, nor has any Title IV Plan of any Credit Party or any ERISA Affiliate (determined at any time within the last five years) with Unfunded Pension Liabilities been transferred outside of the **"controlled group"** (within the meaning of Section 4001(a)(14) of ERISA) of any Credit Party or ERISA Affiliate (determined at such time); (vi) except in the case of any ESOP, Shares of all Credit Parties and their ERISA Affiliates make up, in the aggregate, no more than 10% of the fair market value of the assets of any Plan measured on the basis of fair market value as of the latest valuation date of any Plan; (vii) no liability under any Title IV Plan has been satisfied with the purchase of a contract from an insurance company that is not rated AAA by the Standard & Poor's Corporation or an equivalent rating by another nationally recognized rating agency, and (viii) no ERISA Affiliate has received notice from any Multiemployer Plan that it is in reorganization or is insolvent, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise tax, or that such a plan intends to terminate or has terminated, or is subject to any proceeding brought by the PBGC.

3.11 <u>No Litigation.</u>

No action, claim, lawsuit, demand, investigation or proceeding is now pending or, to the knowledge of any Credit Party, threatened against any Credit Party, before any Governmental Entity or before any arbitrator or panel of arbitrators (collectively, "**Litigation**"), (a) that challenges any Credit Party's right or power to enter into or perform any of its obligations under the Loan Documents to which it is a party, or the validity or enforceability of any Loan Document or any action taken thereunder, (b) that challenges any transaction contemplated by the CCAA Plan, the CBCA Arrangement, the CBCA Order, the Sanction Order or the US Confirmation Order, or (c) that could be reasonably be expected to result in a Material Adverse Change. Except as set forth on Schedule 3.11, as of the Closing Date, there is no Litigation pending or, to any Credit Party's

knowledge, threatened, that seeks damages in excess of $500,000 or injunctive relief against, or alleges criminal misconduct of, any Credit Party, or that could reasonably be expected to result in a Material Adverse Change.

3.12 Brokers.

No broker or finder brought about the obtaining, making or closing of the Facility, and no Credit Party thereof has any obligation to any Person in respect of any finder's or brokerage fees in connection therewith.

3.13 Intellectual Property.

Each Credit Party owns or has rights to use all General Intangibles necessary and material to continue to conduct its business as now or heretofore conducted by it or proposed to be conducted by it, and each active Canadian and US Patent, Design, Trademark, registered Copyright and License of the Credit Parties is listed, if registered or application for registration has been made, together with application or registration numbers, as applicable, in Schedule 3.13. No decision or judgment has been rendered by any Governmental Entity which would limit, cancel or question the validity of, or any Credit Party's rights in, any General Intangibles in any material respect. No action or proceeding is pending, or, to the knowledge of any Credit Party, threatened, seeking to limit, cancel or question the validity of any General Intangibles or any Credit Party's ownership interest therein, which, if adversely determined, would result in a Material Adverse Change. To the best of the knowledge of the Borrower, each Credit Party conducts its business and affairs without infringement of or interference with any Intellectual Property of any other Person in any material respect. No Credit Party is aware of any infringement claim made in writing by any other Person with respect to any Intellectual Property.

3.14 Environmental Matters.

(a) The Real Estate which is subject to a Mortgage is free of contamination from any Hazardous Material except for such contamination that would not result in Environmental Liabilities that could reasonably be expected to result in a Material Adverse Change. No Credit Party has caused or suffered to occur any Release of Hazardous Materials on, at, in, under, above, to, from any of its Real Estate which is subject to a Mortgage that could reasonably be expected to result in a Material Adverse Change. The Credit Parties are and have been in compliance with all Environmental Laws, except for such non-compliance that would not result in Environmental Liabilities which could reasonably be expected to result in a Material Adverse Change. The Credit Parties have obtained, and are in compliance with, all Environmental Permits required by Environmental Laws for the operations of their respective businesses as presently conducted or as proposed to be conducted, except where the failure to so obtain or comply with such Environmental Permits would not result in Environmental Liabilities that could reasonably be expected to result in a Material Adverse Change; and all such Environmental Permits are valid, uncontested and in good standing. No Credit Party is involved in operations or knows of any facts, circumstances or conditions, including any Releases of Hazardous Materials, that are likely to result in any Environmental Liabilities of such Credit Party which could be expected to result in a Material Adverse Change; and no Credit Party has permitted any current or former tenant or occupant of the Real Estate to engage in any such operations. There is no Litigation arising under or related to any Environmental Laws, Environmental Permits or Hazardous Material that seeks damages, penalties, fines, costs or expenses that could be expected to result in a Material Adverse Change or injunctive

relief against, or that alleges criminal misconduct by, any Credit Party. No notice has been received by any Credit Party requesting information under any Environmental Law or identifying it as a potentially responsible party under any Environmental Law that could reasonably be expected to result in a Material Adverse Change and to the knowledge of the Credit Parties, there are no facts, circumstances or conditions that may result in any Credit Party being identified as a potentially responsible party under any Environmental Law that could reasonably be expected to result in a Material Adverse Change. The Credit Parties have made available to the Agent copies of all existing environmental reports, reviews and audits and all written information pertaining to actual or potential Environmental Liabilities (including the most recent Industrial Hygiene, Safety, Environmental, Risk Management and Asset Integrity Report of each Credit Party), in each case, in the possession of the Credit Parties and relating to any Credit Party and its properties and assets, requested by the Agent.

(b) Each Credit Party hereby acknowledges and agrees that neither the Agent nor any Lender is now, or has ever been, in control of any of the Real Estate or any Credit Party's affairs.

3.15 Insurance.

Schedule 3.15 lists all insurance policies of any nature maintained, as of the Closing Date, for covered losses by each Credit Party. Each of the Credit Parties has insurance in place, issued by responsible insurers, as is appropriate to the business of each Credit Party and its property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets, all in compliance with the provisions of this Agreement. All such policies of insurance are in full force and effect and the Borrower is not in default, as to the payments of premiums or otherwise, under the terms of any such policy.

3.16 Deposit, Disbursement and Securities Accounts.

Schedule 3.16 lists all banks, Securities Intermediaries and other financial institutions at which any Credit Party maintains a Bank Account, Securities Account or other account, and such schedule correctly identifies the name, address and telephone number of each depository or securities intermediary, the name in which the account is held, a description of the purpose of the account, the complete account number therefore and if such account is subject to a minimum balance requirement, the amount of such requirement. There are no blocked accounts, lock boxes or similar arrangements relating to any of such accounts, other than those contemplated by the ABL Credit Documents.

3.17 Material Contracts; Government Contracts.

Schedule 3.17 contains a list of all Material Contracts. Each of the Credit Parties is in compliance in all material respects with all Material Contracts to which it is a party and no Credit Party, or to the best of the Borrower's knowledge, any other party to any Material Contract has defaulted under any Material Contract. No event has occurred which, with the giving of notice, lapse of time or both, would constitute a default under, or in respect of, any Material Contract (which, in the case of the agreements referred to in paragraph (c) of the definition "Material Contracts", have not been cured). There is no dispute regarding any Material Contract which could reasonably be expected to result in a Material Adverse Change.

3.18 Compliance with Industry Standards.

Each of the Credit Parties keeps adequate Books and Records with respect to its business activities in which proper entries, reflecting all financial transactions, are made in accordance with GAAP and on a basis consistent with its Financial Statements. Each of the Credit Parties maintains all of its Books and Records, in accordance with applicable Laws and the standards established by any Governmental Entity having authority over the Credit Party and its property and assets, and all of such Books and Records are true, complete and accurate in all material respects.

3.19 Possession of Collateral.

Each Credit Party has possession and control of all the property and assets owned by such Credit Party, other than property and assets which are being processed, repaired, transported or shipped in the ordinary course of business. Except as disclosed in Schedule 3.19 (briefly describing any consignment arrangements to which any Credit Party is party by agreement, counterparty and location), none of the Credit Parties consign any of its assets or property to any other Person.

3.20 Bonding; Licenses.

Except as set forth on Schedule 3.20, as of the Closing Date, no Credit Party is a party to or bound by any surety bond agreement or bonding requirement with respect to services or products sold by it or any trademark, patent or industrial design license agreement pursuant to which the Credit Party is a licensee with respect to services or products sold by it.

3.21 CCAA Plan Documents.

The Borrower has delivered to the Agent complete and correct copies of the ABL Credit Documents, the Province Credit Documents, the New Secured FRN Credit Documents and the Pension Agreement and all schedules, exhibits, amendments, supplements, modifications, assignments and all other documents delivered pursuant thereto or in connection therewith.

3.22 Material Adverse Change.

No Credit Party has incurred any obligations, contingent or non-contingent liabilities, liabilities for Charges, long-term leases or unusual forward or long-term commitments that, alone or in the aggregate, could reasonably be expected to have a Material Adverse Change, and no contract, lease or other agreement or instrument has been entered into by any Credit Party or has become binding upon any Collateral and no Law or regulation applicable to any Credit Party has been adopted that has had or could reasonably be expected to have a Material Adverse Change. Since December 31, 2005, no event has occurred, that alone or together with other events, could reasonably be expected to have a Material Adverse Change.

3.23 No Default.

No Default or Event of Default has occurred and is continuing.

3.24 Full Disclosure.

No information contained in this Agreement, any of the other Loan Documents, any Financial Statements or other written reports from time to time delivered hereunder or thereunder or

any written statement furnished by or on behalf of any Credit Party to the Agent or any Lender pursuant to the terms of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

4. FINANCIAL STATEMENTS AND INFORMATION

4.1 Reports and Notices.

Each Credit Party executing this Agreement hereby agrees that from and after the Closing Date and until the Termination Date, it shall deliver to Agent or to Agent and Lenders, as required, the Financial Statements, notices, Projections and other information at the times, to the Persons and in the manner set forth below:

(a) Monthly Financials. To Agent and Lenders, within 30 days after the end of each Fiscal Month, internally prepared Financial Statements for such month, certified by the Chief Financial Officer of Borrower. Such Financial Statements shall be accompanied by the certification of the Chief Financial Officer of Borrower that (i) such Financial Statements present fairly in accordance with GAAP (subject to normal year-end adjustments) the financial position and results of operations of Borrower and its Subsidiaries, on a consolidated basis, as at the end of such Fiscal Month and for that portion of the Fiscal Year then ended and (ii) any other information presented is true, correct and complete in all material respects and that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default shall have occurred and be continuing, describing the nature thereof and all efforts undertaken to cure such Default or Event of Default. Such financial information shall be accompanied by the certification of the Chief Financial Officer of Borrower that (i) such financial information presents fairly in accordance with GAAP (subject to normal year-end adjustments) the financial position, results of operations and statements of cash flows of Borrower and its Subsidiaries, on both a consolidated and unconsolidated basis, as at the end of such Fiscal month and for that portion of the Fiscal Year then ended, (ii) any other information presented is true, correct and complete in all material respects, (iii) all payments required to have been made pursuant to applicable law (including the Pension Regulation) in respect of Canadian Pension Plans and in respect of the Pension Agreement have been made and (iv) that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default has occurred and is continuing, describing the nature thereof and all efforts undertaken to cure such Default or Event of Default.

(b) Quarterly Financials. To Agent and Lenders, within 45 days after the end of the first three (3) Fiscal Quarters of each Fiscal Year, unaudited quarterly Financial Statements for the Borrower and its Subsidiaries, certified by the Chief Financial Officer of Borrower, together with a schedule or annex setting forth the Cumulative Free Cash Flow as of such Fiscal Quarter and a reasonably detailed summary of the calculation of same. Such financial information shall be accompanied by the certification of the Chief Financial Officer of Borrower that (i) such financial information presents fairly in accordance with GAAP (subject to normal year-end adjustments) the financial position and results of operations of Borrower and its Subsidiaries, on a consolidated basis, as at the end of such Fiscal Quarter and for that portion of the Fiscal Year then ended and (ii) any other information presented is true, correct and complete in all material respects and that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default shall have occurred and be continuing, describing the nature thereof and all efforts undertaken to cure such Default or Event of Default. Such financial information shall be accompanied by the

certification of the Chief Financial Officer of Borrower that (i) such financial information presents fairly in accordance with GAAP (subject to normal year-end adjustments) the financial position, results of operations and statements of cash flows of Borrower and its Subsidiaries, on both a consolidated and unconsolidated basis, as at the end of such Fiscal month and for that portion of the Fiscal Year then ended, (ii) any other information presented is true, correct and complete in all material respects, (iii) all payments required to have been made pursuant to applicable law (including the Pension Regulation) in respect of Canadian Pension Plans and in respect of the Pension Agreement have been made and (iv) that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default has occurred and is continuing, describing the nature thereof and all efforts undertaken to cure such Default or Event of Default.

(c) Annual Audited Financials. To Agent and Lenders, within 90 days after the end of each Fiscal Year, audited Financial Statements for Borrower and its Subsidiaries, on a consolidated and unconsolidated basis, setting forth in comparative form in each case the figures for the previous Fiscal Year, which Financial Statements shall be prepared in accordance with GAAP and certified without qualification, by an independent chartered accounting firm of national standing or otherwise acceptable to Agent. Such Financial Statements shall be accompanied by (i) the annual letters to such accountants in connection with their audit examination detailing contingent liabilities and material litigation matters, and (ii) the certification of the Chief Executive Officer or Chief Financial Officer of Borrower that all such Financial Statements present fairly in accordance with GAAP the financial position, results of operations and statements of cash flows of Borrower and its Subsidiaries on a consolidated and unconsolidated basis, as at the end of such Fiscal Year and for the period then ended, and that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default has occurred and is continuing, describing the nature thereof and all efforts undertaken to cure such Default or Event of Default and be also accompanied by a schedule or annex setting forth the Cumulative Free Cash Flow as of the end of such Fiscal Year and a reasonably detailed summary of the calculation of same.

(d) Other Credit Documents Notices. If requested by Agent and Lenders, any notices, reports, statements, documents, certificates and other information required to be delivered by any Person pursuant to the ABL Credit Documents, the Province Credit Documents, and the New Secured FRN Credit Documents.

(e) Pension and Benefit Matters. To Agent and Lenders, copies of all material correspondence with and filings to the Financial Services Commission of Ontario or the Superintendent of Financial Services (Ontario) in relation to any Canadian Benefit Plan or Canadian Pension Plan, at the same time such correspondence or filing is delivered or made, as the case may be. For greater certainty, upon the filing of each Form 7 under the *Pension Benefits Act* (Ontario) furnished to the trustee of each pension plan of the Borrower and each Restricted Subsidiary, if such Form 7 contains any information which is different from the information contained in the Form 7 most recently delivered to the Agent and the Lenders, deliver to the Agent in sufficient copies for distribution to each Lender, an officer's certificate of the Borrower confirming that the Form 7 attached to such officer's certificate accords with reports on such plans prepared by the Borrower's actuary and confirming that all contributions indicated in such form have been made when due.

(f) Notices of Liens. To the Agent, each Lender and counsel to the Agent and each Lender copies of notices or other documents in respect of any Liens (other than Permitted Encumbrances) and Prior Claims over any of the Collateral received by any Credit Party that are registered, preserved, perfected or become effective or enforceable after the date hereof.

(g) Notices from MOL, MOE and/or MAG. To the Agent and each Lender, copies of (i) any material notices or other documents required to be delivered under applicable law by any Credit Party to the MOL, MOE or MAG or any other Government Entity under the jurisdiction of the MOL, MOE or MAG, as the case may be, in respect of any material non-compliance by a Credit Party of any such applicable Law, or (ii) any material notices or other material documents received by any Credit Party from the MOL, MOE or MAG pursuant to which the MOL, MOE or MAG, as the case may be, purports or informs such Credit Party of their intention to exercise any of their powers under applicable laws including their intention to obtain warrants or commence compliance or enforcement proceedings against any such Credit Party or the Collateral.

(h) Default. To the Agent of the occurrence of any Default, Event of Default or the existence of any event, circumstance or condition that could reasonably be expected to result in a Material Adverse Change.

(i) TD Banking Services Agreement. To the Agent, a copy of any material notice given or received by it pursuant to the TD Banking Services Agreement.

(j) Annual Business Plan. To Agent and Lenders, at least 60 days after the end of each Fiscal Year, a copy of the annual business plan for the next Fiscal Year, as approved by the board of directors of Borrower.

(k) Other Information. Upon the request of the Agent or any Lender, to the Person making such request, such other information, reports, notices or documents as may reasonably be requested by such Person including, without limitation, (i) copies of agreements with, or purchase orders from, the Credit Parties' customers, copies of invoices to customers, proof of shipment or delivery, access to its computers, electronic media and software programs associated therewith (including any access codes, electronic records, contracts and signatures) and such other documentation and information relating to the Collateral as the Agent may reasonably require, provided that such access does not constitute a violation of the *Personal Information Protection and Electronic Documents Act* (Canada) or any similar provincial privacy legislation in effect from time to time, (ii) notice as promptly as practicably possible of any threatened or actual seizures or detentions of any Collateral of any Credit Party by any Person, copies of any Material Contracts, Canadian Pension Plans, Canadian Benefit Plans, leases and collective agreements, and (iii) such other information, reports, notices or documents respecting the Credit Parties' business, financial condition or prospects as any such Person may from time to time reasonably request.

4.2 Communication with Accountants.

Each Credit Party authorizes (a) Agent and (b) so long as an Event of Default has occurred and is continuing, each Lender, to communicate directly with its independent chartered accountants, and authorizes and shall instruct those accountants and advisors to disclose and make available to Agent and each Lender any and all Financial Statements and other supporting financial documents, schedules and information relating to any Credit Party (including copies of any issued management letters) with respect to the business, results of operations and financial condition of any Credit Party.

5. AFFIRMATIVE COVENANTS

The Borrower shall, and agrees that it shall cause each Credit Party to, so long as any amount owing by a Credit Party under this Agreement or any other Loan Document remains unpaid or any Lender has any obligation under this Agreement:

5.1 Maintenance of Existence and Conduct of Business.

(a) The Borrower shall, and shall cause each other Credit Party to: (i) subject to Section 6.1, do or cause to be done all things necessary to preserve and keep in full force and effect its corporate or limited partnership existence and its rights and franchises except with the prior consent of the Agent and the Lenders; (ii) subject to Section 6.1, continue to conduct their respective Businesses substantially as now conducted as of the date hereof, or as contemplated by the CBCA Arrangement, except with the prior consent of the Agent and the Requisite Lenders; and (iii) at all times maintain, preserve and protect all the Collateral used or useful in the conduct of its business and keep the same in good repair, working order and condition in all material respects (taking into consideration ordinary wear and tear) and from time to time make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices.

(b) The Borrower shall, and shall cause each other Credit Party to, obtain and maintain all material authorizations and consents of and approvals from and give all material notices and make all material filings and registrations with, and take any other material action in respect of, any Government Entity or any other Person, including (without giving effect to any materiality standard in the case of Subsection (i) below) any order, permit, waiver, exemption, authorization and approval of any Governmental Entity, advisable or required in connection with (i) the execution, delivery and performance by such Credit Party of the Loan Documents to which it is a party and the creation of all Liens provided for therein, and (ii) the operation of its business and its property and assets, and the ownership or lease, as the case may be, of such property and assets.

(c) Forthwith upon the repayment in full of all Project Financing obligations owing by Slabco to Bank of Tokyo-Mitsubishi (Canada) or any of its Affiliates, the Borrower shall either (i) cause Slabco to be wound-up into Lake Erie Steel GP, Lake Erie Steel LP or any other Credit Party, or (ii) cause Slabco to execute and deliver such guarantee and security and other Loan Documents in the forms delivered by the other Credit Parties as of the Closing Date (or as amended, restated or modified thereafter), together with such other instruments, certificates and opinions as are necessary in the opinion of the Agent to satisfy the conditions precedent set forth in Sections 2.1(a), (b), (c), (e), (f), (h), (i), (j), (k), (n), (p) and (q) as if Slabco had been a Restricted Subsidiary as of the Closing Date.

5.2 Payment of Charges

(a) Subject to Section 5.2(b), the Borrower shall and shall cause each other Credit Party to pay and discharge or cause to be paid and discharged promptly all Charges payable by it, including (i) Charges imposed upon it, its income and profits, or any of its property (real, personal or mixed) and all Charges with respect to Tax, social security and employee matters, (ii) lawful claims for labour, materials, supplies and services or otherwise, (iii) all storage or rental charges payable to warehousemen or bailees, and (iv) all service or repair charges payable to servicers or repairers.

(b) Each Credit Party may in good faith contest, by appropriate proceedings, the validity or amount of any Charges, Taxes or claims described in Section 5.2(a); provided, that (i) adequate reserves with respect to such contest are maintained on the books of such Credit Party, in accordance with GAAP; (ii) no Lien shall be imposed to secure payment of such Charges (other than as permitted by Subsections (b) and (e) of the definition of **"Permitted Encumbrances"**, that is superior to any of the Liens securing the Obligations and such contest is maintained and prosecuted continuously and with diligence and operates to suspend collection or enforcement of such Charges; (iii) none of the Collateral becomes subject to forfeiture or loss as a result of such contest; (iv) such Credit Party shall promptly pay or discharge such contested Charges, Taxes or claims, as applicable, and all additional charges, interest, penalties and expenses, if any, and shall deliver to the Agent evidence reasonably acceptable to the Agent of such compliance, payment or discharge, if such contest is terminated or discontinued adversely to such Credit Party or the conditions set forth in this Section 5.2(b) are no longer met; and (v) the Agent has not advised the Borrower in writing that the Agent reasonably believes that non-payment or non-discharge thereof could have or result in a Material Adverse Change.

(c) Notwithstanding the foregoing, if any Lien shall be filed or claimed thereunder (a) for Taxes due any Governmental Entity, or (b) which in the Agent's opinion might create a valid obligation having priority over the Agent's and the Lenders' security over the Collateral, the Borrower shall immediately pay and cause each Restricted Subsidiary to pay such Charge and remove the Lien of record at the request of the Agent. If the Borrower or the applicable Restricted Subsidiary fails to do so promptly, then at the Agent's election, the Agent may upon the occurrence of an Event of Default, imminent risk of seizure or garnishment, filing of any priority Lien, claim, forfeiture, or sale of the Collateral, pay such Charges on the Borrower's or the applicable Restricted Subsidiary's behalf, and the amount thereof shall be an Obligation secured by the Loan Documents and due on demand.

5.3 Books and Records

The Borrower shall and shall cause each other Credit Party to keep adequate Books and Records with respect to its business activities in which proper entries, reflecting all financial transactions, are made in accordance with GAAP and on a basis consistent with its Financial Statements. Each Credit Party shall maintain all of its Books and Records in accordance with applicable Laws and the standards established by any Governmental Entity having authority over the Credit Party and its property and assets.

5.4 Insurance.

(a) The Borrower covenants and agrees to maintain comprehensive/umbrella, property and casualty insurance and business interruption insurance on its and the other Credit Parties' assets and business under such policies of insurance, with such insurance companies, in such reasonable amounts and covering such insurable risks as are at all times reasonably satisfactory to the Agent. All policies covering the assets are, subject to the rights of any holders of Permitted Encumbrances holding claims senior to the Agent, to be made payable to the Agent, on behalf of the Lenders, in case of loss, under a standard non-contributory "mortgagee", "lender" or "secured party" clause and are to contain such other provisions as the Agent may require to fully protect the Agent's and the Lenders' interest in the Collateral and to any payments to be made under such policies. Copies of the policies are to be delivered to the Agent, with the loss payable endorsement in the Agent's favour, on behalf of the Lenders, and shall provide for the insurance broker endeavouring to

provide not less than thirty (30) days prior written notice to the Agent of any amendment, renewal, non-renewal, expiration, termination or cancellation. At the Borrower's request, or if the Borrower fails to maintain such insurance, the Agent on the Lenders' behalf may arrange for such insurance, but at the Borrower's expense and without any responsibility on the Agent's part for: (i) obtaining the insurance; (ii) the solvency of the insurance companies; (iii) the adequacy of the coverage; or (iv) the collection of claims. Upon the occurrence of an Event of Default which is continuing, the Agent shall, subject to the Intercreditor Agreement and to the rights of any holders of Permitted Encumbrances holding claims senior to the Agent have the sole right, and at its option, in the name of the Agent or the Borrower, to file claims under any insurance policies, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies.

(b) In the event the Agent on behalf of the Lenders purchases, obtains or acquires insurance covering all or any portion of the Collateral, the Borrower covenants and agrees to be responsible for all of the applicable costs of such insurance, including premiums, interest (at the applicable interest rate for Revolving Loans), fees and any other charges with respect thereto, until the effective date of the cancellation or the expiration of such insurance. The Agent may charge all of such premiums, fees, costs, interest and other charges to the Collection Account. The Borrower hereby acknowledges that the costs of the premiums of any insurance acquired by the Agent on behalf of the Lenders may exceed the costs of insurance which the Borrower may be able to purchase on its own. In the event that the Agent on behalf of the Lenders purchases such insurance, the Agent will notify the Borrower of said purchase within thirty (30) days of the date of such purchase. If, within thirty (30) days after the receipt of such notice, the Borrower provides the Agent with proof that the Borrower had the insurance coverage required by this Agreement (in form and substance satisfactory to the Agent) as of the date on which the Agent on behalf of the Lenders purchased insurance and the Borrower continued at all times to have such insurance, then the Agent agrees to cancel the insurance purchased by the Agent on behalf of the Lenders and credit the Loan Account with the amount of all costs, interest and other charges associated with any insurance purchased by the Agent on behalf of the Lenders, including with any amounts previously charged to the Loan Account.

5.5 <u>Application of Proceeds</u>

Subject to the terms of the Intercreditor Agreement and the ABL Loan Agreement, Borrower shall cause all Asset Sale Proceeds or Insurance Proceeds to be paid to the Agent, to be applied to the prepayment of Loans and other amounts outstanding hereunder in accordance with Section 1.2.

5.6 <u>Compliance with Laws Generally; Compliance with Pension Obligations.</u>

(a) The Borrower shall and shall cause each other Credit Party to comply in all material respects with all applicable Laws and decrees, and agreements, licences, authorizations and permits material to the operation of the business of such Credit Party (excluding Environmental Laws and Environmental Permits, and with respect to Environmental Laws and Environmental Permits, in accordance with Section 5.8.

(b) The Borrower shall, and shall cause each of the other Credit Parties to make, or cause to be made, all contributions or other payments required to be made to the Canadian Pension Plans under applicable Laws, including without limitation, the Pension Regulation, and the Pension Agreement and to all Canadian Benefit Plans in accordance with the terms thereof when due. If any Credit Party fails to make any such contribution or other payment when due, the Agent may, subject to the ITA, the Pension Agreement and applicable Law, make such contribution or payment on the Credit Party's behalf (without any obligation whatsoever to do so); provided, that any Event of Default resulting from a Credit Party's failure to make such a contribution or other payment shall not be cured by Agent's payment thereof. If the Agent makes a contribution or payment on a Credit Party's behalf, the Obligations of the Borrower hereunder shall be automatically increased by the amount of such contribution or payment, shall be due upon demand by the Agent and shall bear interest, calculated daily at the per annum rate of the sum of the then applicable Loan Rate plus the Default Rate of Interest, until paid.

5.7 Intellectual Property.

(a) The Borrower shall and shall cause each other Credit Party to conduct its business and affairs without knowing, intentional or wilful infringement of any Intellectual Property of any other Person which a Governmental Entity has previously determined to be valid and enforceable, and shall not, and shall cause each other Credit Party not to (i) enter into any agreements not in the ordinary course of its business and not inconsistent with past practices which prohibit, restrict or limit in any way the granting of Liens to the Agent in Intellectual Property hereafter owned or acquired by any Credit Party if such Intellectual Property is necessary and material to the conduct of such Credit Party's business, or (ii) file, either itself or through any agent, employee, licensee or designee, an application for the registration of any Design, Patent, Trademark or Copyright with any Canadian Intellectual Property Office or the United States Patent and Trademark Office or the United States Copyright Office or any similar office or agency in respect of any Design, Patent, Trademark or Copyright which is necessary and material to the operation of its business without giving the Agent concurrent written notice thereof. Upon request of the Agent, the Borrower shall and shall cause each such other Credit Party to execute and deliver any and all intellectual property security agreements as they may reasonably request to evidence the Lien in favour of the Agent on such Design, Patent, Trademark or Copyright, and the intangible property of such Credit Party relating thereto or represented thereby.

(b) The Borrower shall and shall cause each other Credit Party to take all actions consistent with past practices and which are necessary or reasonably requested by the Agent to maintain and pursue each application, to obtain the relevant registration and to maintain the registration of each of such of its Designs, Patents, Trademarks and Copyrights (now or hereafter existing), including the filing of applications for renewal, affidavits or declarations of use, affidavits of non-contestability and opposition and interference and cancellation proceedings, unless the relevant Credit Party shall determine, acting reasonably, that such Design, Patent, Trademark or Copyright is not necessary and material to the conduct of its business.

(c) The Borrower shall and shall cause each other Credit Party to notify the Agent immediately if it knows or has reason to know that any application or registration relating to any of its Intellectual Property (now or hereafter existing) that is necessary and material to the conduct of its business may become abandoned or of any adverse determination or development (including the institution of, or any such determination or development in, any proceeding in any Canadian Intellectual Property Office, the United States Patent and Trademark Office or the United States

Copyright Office or any court) regarding its ownership of such Intellectual Property, its rights to register the same, or to keep and maintain the same.

(d) In the event that any material Intellectual Property is infringed upon, or misappropriated by a third party, the Borrower shall and shall cause each other Credit Party to notify the Agent promptly after it learns thereof. The Borrower shall and shall cause each other Credit Party to, unless it shall reasonably determine that such Intellectual Property is in no way necessary and material to the conduct of its business, promptly sue for infringement or misappropriation and to recover any and all damages for such infringement or misappropriation and shall take such other actions as the Agent shall reasonably deem appropriate under the circumstances to protect such Intellectual Property.

5.8 Environmental Matters

The Borrower shall and shall cause each other Credit Party and each Person within its control to: (a) conduct its operations and keep and maintain its Real Estate in compliance with all of its environmental compliance, monitoring, remediation and other policies in effect as of the Closing Date and otherwise implement any and all investigation, remediation, removal and response actions that are necessary in order to remain in compliance with such policies, (b) notify the Agent promptly after such Credit Party becomes aware of any violation of Environmental Laws or Environmental Permits or any Release on, at, in, under, above, to, from or about any Real Estate that is reasonably likely to result in any Environmental Liabilities that could reasonably be expected to result in a Material Adverse Change and (c) promptly forward to the Agent a copy of any order, notice, request for information or any communication or report received by such Credit Party in connection with any such violation or Release whether or not any Governmental Entity has taken or threatened any action in connection with any such violation, Release or other matter. If the Agent at any time has a reasonable basis to believe that there may be a violation of any Environmental Laws or Environmental Permits by any Credit Party or any Environmental Liability arising thereunder, or a Release of Hazardous Materials on, at, in, under, above, to, from or about any of its Real Estate, that, in each case, could reasonably be expected to have a Material Adverse Change, then each Credit Party shall, upon the Agent's written request (i) cause the performance of such environmental audits including subsurface sampling of soil and groundwater, and preparation of such environmental reports, at the Borrower's sole cost and expense, as the Agent may from time to time reasonably request, which shall be conducted by repute environmental consulting firms reasonably acceptable to the Agent and shall be in form and substance reasonably acceptable to the Agent, and (ii) permit the Agent or its representatives to have access during regular business hours and upon reasonable notice (or, after the occurrence of an Event of Default, at any time) to all Real Estate for the purpose of conducting such environmental audits and testing as the Agent deems reasonably appropriate, including subsurface sampling of soil and groundwater. The Borrower shall reimburse the Agent for the costs of such audits and tests and the same will constitute a part of the Obligations secured hereunder.

5.9 Real Estate Matters.

(a) After the Closing Date, no real property or warehouse space shall be leased by any Credit Party which is not so leased on the Closing Date to store Collateral with a fair market value in excess of $10,000,000 in the aggregate for all such Collateral (which is not so leased on the Closing Date) without the prior written consent of the Agent.

(b) The Borrower shall and shall cause each other Credit Party to timely and fully pay and perform its material obligations under all leases and other agreements with respect to each leased location or location where any Collateral is or may be located. To the extent otherwise permitted hereunder, if any Credit Party proposes to acquire a fee ownership interest in Real Estate after the Closing Date, it shall first provide to the Agent environmental audits, and, if requested by the Agent, a mortgage or deed of trust granting the Agent a Lien on such Real Estate, together with title opinions or a mortgage title insurance commitment, all in form and substance reasonably satisfactory to the Agent, and, if required by the Agent, supplemental casualty insurance and flood insurance, and such other documents, instruments or agreements reasonably requested by the Agent, in each case, in form and substance reasonably satisfactory to the Agent and consistent with the requirements contained herein with respect to fee simple Real Estate.

(c) If the sale by the Borrower, Welland Pipe Ltd. and Camrose Tubes Limited to Universal Capital Corporation of the Real Estate identified in Schedule 3.5 as 615 Rusholme Road, Welland Ontario (including Canal Access) ("**Rusholme Road**') is not completed on or prior to July 31, 2006, the Borrower shall and/or shall cause the applicable Affiliate to execute and deliver a Mortgage and such other Real Estate Security with respect to Rusholme Road in the forms delivered by the other Credit Parties as of the Closing Date (or as amended, restated or modified thereafter), together with such other instruments, certificates and opinions as are necessary in the opinion of the Agent to satisfy the conditions precedent set forth in Section 2.1(c) as if Rusholme Road was not Excluded Real Estate as of the Closing Date.

5.10 Right of Inspection and Access to Management and Audits.

The Borrower shall, and shall cause each other Credit Party to, during normal business hours, upon one (1) Business Day's prior notice: (a) provide the Agent and any of its officers, employees, agents and appraisers access to the properties, facilities (including the computer systems of each Credit Party used to store, log, track, monitor and record any and all Collateral), personnel and accountants of each Credit Party and to the Collateral, and (b) permit the Agent and any of its officers, employees, agents and appraisers, to inspect, audit and make extracts from any Credit Party's Books and Records. The Borrower also, upon the occurrence of an Event of Default that is continuing, consents (and shall cause each Restricted Subsidiary to do so) to the Agent contacting any and all third parties the Agent may reasonably require from time to time, including, without limitation, CRA for purposes of verifying the state of the Collateral and the Borrower's and each Canadian Restricted Subsidiary's tax position and agrees to execute and deliver a CRA business consent form in respect thereof (which may only be used by the Agent following the occurrence of an Event of Default that is continuing). If an Event of Default has occurred and is continuing, or if access is necessary to preserve or protect the Collateral, as determined by Agent, each such Credit Party shall provide such access to Agent and to each Lender at all times and without advance notice. The Credit Parties shall reimburse Agent for any out of pocket expenses incurred by Agent, as well as for the reasonable fees and expenses of any advisers or consultants retained by Agent, in connection with any such access, inspection, audits, reviews and evaluations conducted pursuant to this Section 5.10.

5.11 Appraisals

The Borrower shall and shall cause each other Credit Party to permit the Agent from time to time to conduct, at the sole cost and expense of such Credit Party, at any time upon the

occurrence of an Event of Default, annual appraisals of the fixed assets (including, without limitation, Stock, Real Estate and Equipment) of such Credit Party.

5.12 Supplemental Disclosure.

From time to time as may be reasonably requested by the Agent, the Borrower shall and shall cause each other Credit Party to supplement each representation or warranty and/or any applicable Schedule herein or in any other Loan Document, with respect to any matter hereafter arising that, if existing or occurring at the date of this Agreement, would have been required to be set forth as an exception to such representation or warranty and/or any applicable Schedule or that is necessary to correct any representation or warranty and/or any applicable Schedule which has been rendered inaccurate thereby; provided that (a) no such supplement to any such representation or warranty and/or any applicable Schedule shall amend, supplement or otherwise modify any representation or warranty and/or any applicable Schedule, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Agent and the Required Lenders in writing, and (b) no supplement shall be required or permitted as to representations and warranties that relate solely to the Closing Date or any other specific earlier date.

5.13 Exchange Notes.

If Borrower has received requests to issue at least $50,000,000 in the aggregate principal amount of Exchange Notes, then, pursuant to Section 1.1(d), all Loans then outstanding shall be exchanged for Exchange Notes as follows:

(a) following receipt of a request or requests (the "**Exchange Request**") of the holder or holders of Commitments (or beneficial owner of a portion thereof) representing at least $50,000,000 in the aggregate principal amount of total Commitments, Agent shall notify Borrower of the receipt of such Exchange Request;

(b) Borrower shall, as promptly as practicable following notice of the receipt by the Agent of the Exchange Request under Section 5.13(a) (but in any event no later than forty-five days following such notice):

(i) select a bank or trust company to act as Exchange Note Trustee,

(ii) execute and deliver, and use its best efforts to cause the Exchange Note Trustee to execute and deliver, the Exchange Note Indenture if such Exchange Note Indenture has not previously been executed and delivered;

(iii) execute and deliver to such holder or beneficial owner in accordance with the Exchange Note Indenture, Exchange Notes as evidence of all of the principal amount of the Loans, bearing interest as set forth therein dated the date of the issuance of such Exchange Note, payable to the order of such holder or owner, as the case may be, in the same principal amount as such Loan being evidenced (for certainty, including any capitalized interest); and

(iv) cause counsel to Borrower to deliver to the Agent an executed legal opinion in form and substance customary for a transaction of that type to be mutually agreed upon by Borrowers and the Agent;

(c) Loans delivered to Borrowers under this Section to be evidenced by Exchange Notes shall be governed by and construed in accordance with the terms of the Exchange Note Indenture.

(d) Unless the Agent otherwise agrees or directs, the Exchange Note Trustee shall at all times be a corporation organized and doing business under the laws of Canada and having its principal offices in Toronto, Ontario, and shall be authorized under such laws to exercise corporate trust powers and is subject to supervision or examination by federal authority and which has a combined capital and surplus of not less than $500,000,000.

(e) The Exchange Note Indenture shall be in form and substance satisfactory to the Agent and the Requisite Lenders, and in any event shall provide that the unpaid principal amount of each Exchange Note shall bear interest at a rate per annum equal to that of the Loans on the date of issuance of the Exchange Note. It is understood and agreed that the Loans exchanged for Exchange Notes constitute the same indebtedness as such Exchange Notes and that no novation shall be effected by any such exchange.

(f) Upon execution of the Exchange Note Indenture, the Exchange Note Trustee shall be required and deliver an addendum to the Intercreditor Agreement, in form and substance satisfactory to the parties to the Intercreditor Agreement, acting reasonable, whereby the Exchange Note Trustee, for and on behalf of the holders of the Exchange Notes, agrees to be bound by the obligations of, and is entitled to the rights of, the "Term Agent" as such term is defined in the Intercreditor Agreement.

5.14 Further Assurances

The Borrower shall and shall cause each other Credit Party to, at such Credit Party's sole cost and expense and upon request of the Agent or the Lenders, duly execute and deliver, or cause to be duly executed and delivered, to it such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Person making such request to carry out more effectively the provisions and purposes of this Agreement or any other Loan Document, including, without limitation, the perfection, publication and other registration of the Agent's Liens on the Collateral of the Credit Parties. The Agent is hereby authorized by the Borrower to file (including pursuant to the applicable terms of the PPSA) from time to time any financing statements, continuations or amendments covering the Collateral whether or not the Borrower's signature appears thereon. The Borrower hereby consents to and ratifies any and all execution and/or filing of financing statements on or prior to the Closing Date by the Agent.

6. NEGATIVE COVENANTS

Borrower agrees, as to itself and all other Credit Parties that so long as any amount owing by a Credit Party under this Agreement or any other Loan Document remains unpaid or any Lender has any obligation under this Agreement:

6.1 Mergers, Subsidiaries, Etc.

The Borrower shall not, and shall cause each of the other Credit Parties not to, directly or indirectly, by operation of law or otherwise, form or acquire any Subsidiary, or amalgamate, merge

or consolidate with, acquire all or substantially all of the assets or Stock of, or otherwise combine with or acquire, any Person provided that:

(a) any Restricted Subsidiary may consolidate with or amalgamate or merge with, or convey, transfer or lease all or substantially all of its assets in a single transaction or series of transactions to, the Borrower or any other Restricted Subsidiary (provided that immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing, provided further that neither Lake Erie Steel LP nor Hamilton Steel LP may consolidate, amalgamate or merge with, or convey, transfer or lease all or substantially all of its assets to, one another or the Borrower);

(b) any Restricted Subsidiary may consolidate with or amalgamate or merge with any other Person, *provided that*: (i) the surviving entity of such consolidation, amalgamation or merger is a Restricted Subsidiary; (ii) such surviving entity shall be a Wholly-Owned Subsidiary of Borrower and shall be governed by the laws of Canada or a province or of the United States or a state thereof; (iii) the Agent and Lenders receive confirmation that the other amalgamating, merging or consolidating entity(ies) carry on all or substantially all of its or their business in one or more of the Businesses; (iv) the relevant Restricted Subsidiary (and any other Person, if applicable) shall have delivered such Security Documents and other documents, and Agent and the Lenders have been provided with such legal opinions, as Agent or any of the Lenders may reasonably require to confirm to Agent and the Lenders the continued validity, enforceability and effectiveness of the Loan Documents and that the Liens granted in favour of Agent and Lenders will continue to constitute a valid, perfected Lien on the Assets and undertaking of the surviving entity (subject to Permitted Encumbrances); and (v) the Agent and Lenders have received confirmation that no Default or Event of Default has occurred and is continuing or would result from such transaction;

6.2 Investments.

The Borrower shall not, and shall cause each of the other Credit Parties not to, directly or indirectly make or permit to exist any Investment in, or make, accrue or permit to exist loans or advances of money to, any Person, through the direct or indirect lending of money, holding of securities or otherwise, except (a) (i) each Credit Party may maintain its existing Investments in its Subsidiaries and Affiliates as of the Closing Date, (ii) Hamilton Steel LP may make Investments in Baycoat Limited, Z-Line Company and D.C. Chrome Limited, and (iii) Lake Erie Steel LP may make Investments in Slabco, in each case in subsections (ii) and (iii) above, in accordance with the applicable joint venture agreement, shareholders agreement or advances agreement; (b) subject to Section 6.4, each Credit Party may extend trade credit in the ordinary course of business; (c) the Borrower may make Investments consisting of the purchase of any Stock of any Subsidiary; and (d) each Credit Party may make Investments consisting of unsecured intercompany loans and advances to and/or Investments in any other Credit Party or to any Excluded Subsidiary consistent with past practices for (i) the extension of trade credit, (ii) payments in respect of OPEB and Canadian Pension Plans required to be made by Welland Pipe Ltd., Stelpipe Ltd. (iii) payments made in the ordinary course of business to Chisholm Coal Company in respect of environmental remediation costs incurred by it, (iv) payments made in the ordinary course of business in respect of employees obligations incurred by Chisholm Coal Company, Stelco USA Inc., Stelco Coal Company and Kanawha Coal Company, and (iv) payments made in the ordinary course of business in respect of purchases of steel and coke, coal and ore, scrap metal and for steel processing services, provided that, in each of the foregoing cases for (a) to (d) above: (A) each Credit Party and Excluded Subsidiary shall record all intercompany transactions on its Books and Records in a manner

reasonably satisfactory to the Agent; and (B) no Default or Event of Default has occurred or would occur after giving effect to any such proposed intercompany loan or other Investment. For greater certainty, no payments shall be made for the purposes of subsection (d)(ii) above by Lake Erie Steel LP or Hamilton Steel LP to or on behalf of Welland Pipe Ltd. or Stelpipe Ltd., as the case may be.

6.3 Indebtedness.

(a) The Borrower shall not, and shall cause each of the other Credit Parties not to, create, incur, or assume any Indebtedness, except (without duplication) (i) the Loans and the other Obligations (including, without limitation, the Exchange Notes), (ii) Indebtedness in respect of the ABL Credit Documents in an aggregate maximum principal amount of $600,000,000 (together with any Protective Advances), (iii) the New Secured FRN Credit Documents in an aggregate maximum principal amount of the Equivalent Amount in US Dollars of $275,000,000 plus any additional New Secured FRNs issued as payment-in-kind interest pursuant to Section 2.06 of the First Supplemental Indenture, (iv) the Province Credit Documents in an aggregate maximum principal amount of $150,000,000, (v) Indebtedness under the TD Banking Services Agreement in an amount not to exceed $5,000,000, (vi) Indebtedness permitted to be created, incurred or assumed in respect of any other Permitted Encumbrances, (vii) provided no Default or Event of Default has occurred which is continuing or would result therefrom, Indebtedness in respect of foreign exchange contracts and non-speculative commodity options permitted pursuant to Section 6.17, (viii) Indebtedness permitted pursuant to Section 6.2(c), (ix) Indebtedness under the Supply and Services Agreements, (x) any refinancing or replacement to the Indebtedness described in Section 6.3(a)(ii), (iii) or (v) and (ix) any modifications, supplements or increases to the Indebtedness described in Section 6.3(a)(ii),(iii) and (iv), to the extent (if any) provided for in the Intercreditor Agreement.

(b) The Borrower shall not, and shall cause each of the other Credit Parties not to, (i) make any payments or prepayments in respect of Indebtedness permitted under Section 6.3(a)(iii), (iv) or (v) or under Guaranteed Indebtedness expressly permitted under Section 6.6 except, provided no Default or Event of Default has occurred which is continuing or would result therefrom, (x) regularly scheduled payments by the Borrower of principal and interest (including, for greater certainty, payments of payment-in-kind interest in the form of the issuance of additional Secured Notes in accordance with Section 8.01 of the First Supplemental Indenture "**Capitalized Interest Payments**") in accordance with the provisions of the New Secured FRN Credit Documents, the Province Credit Documents and the Intercreditor Agreement in effect as at the Closing Date and fees indemnification and reasonable expense reimbursement under and in accordance with the provisions of each of the New Secured FRN Credit Documents and the Province Credit Documents (but, for greater certainty, Capitalized Interest Payments are also permitted while a Default or Event of Default has occurred which is continuing), (y) interest, fees and expenses and repayments, prepayments and revolvements under the TD Banking Services Agreement and (z) payments in respect Guaranteed Indebtedness expressly provided under Sections 6.6(a), (b) and (f) and (ii) directly or indirectly, voluntarily purchase, redeem, defease, prepay or offer to prepay any principal of, premium, if any, interest or other amounts payable in respect of any Indebtedness, other than the Obligations or any Indebtedness between Credit Parties or the Indebtedness under the ABL Credit Documents, and otherwise as expressly permitted under subsection (i) above.

6.4 Employee and Affiliate Transactions.

(a) The Borrower shall not, and shall cause each of the other Credit Parties not to, enter into or be a party to any purchases of goods and/or services with any Affiliate of such Credit

Party or any other non-arms length Person except (i) the Supply and Services Agreements, the Lake Erie Coke Lease, the Hamilton Coke Lease and the Slabco Tolling Agreement and (ii) other transactions in the ordinary course of such Credit Party's business and, in each case, upon fair and reasonable terms that are no less favourable to such Credit Party than would be obtained in a comparable transaction with a Person who is dealing at arms-length with such Credit Party.

(b) The Borrower shall not, and shall cause each of the other Credit Parties not to, enter into any lending or borrowing transaction with any employees of any Credit Party, except loans to its employees in the ordinary course of business consistent with past practices for travel and entertainment expenses, relocation costs and similar purposes up to a maximum of $1,000,000 in the aggregate at any one time outstanding.

6.5 Capital Structure and Business.

The Borrower shall not, and shall cause each of the other Credit Parties not to, (a) make any changes in any of its business objectives, purposes or operations that could reasonably be expected to adversely affect the repayment of any of the Obligations or could reasonably be expected to have or result in a Material Adverse Change, (b) with respect to any Credit Party other than the Borrower and except as permitted in Section 6.8, make any change in its capital structure, including the issuance, sale, exchange, abandonment, redemption, repurchase, release or other disposition of any Stock, warrants or other securities convertible into Stock or any revision of the terms of its outstanding Stock or (c) enter into any agreement, term sheet or commitment letter to do anything prohibited in subsections (a) and (b).

6.6 Guaranteed Indebtedness.

The Borrower shall not, and shall cause each of the other Credit Parties not to, create, incur or assume any Guaranteed Indebtedness except (a) by endorsement of instruments or items of payment for deposit to the account of any Credit Party in the ordinary course of business, (b) for Guaranteed Indebtedness incurred for the benefit of any other Credit Party if the primary obligation is expressly permitted by this Agreement (including, for greater certainty, under the Supply and Services Agreements and the Slabco Tolling Agreement), (c) the guarantees by Credit Parties of the Obligations, (d) the guarantees by the Credit Parties of the Indebtedness in respect of the ABL Credit Documents, the New Secured FRN Credit Documents and (e) the guarantees by the General Partners (other than HLE Mining GP, HMLTN Energy CP and Lake Erie Energy GP) and the Limited Partnerships (other than HLE Mining LP, HMLTN Energy LP and Lake Erie LP) of the obligations of the Borrower under the Province Loan Agreement and, provided such Subsidiary is also a Restricted Subsidiary for purposes of this Agreement and the other Loan Documents, any other Subsidiary who is required to become a guarantor under the Province Loan Agreement, (f) Guaranteed Indebtedness incurred in respect of obtaining the consents listed in Schedule 3.3 and (g) indemnities in favour of their directors, officers, employees and consultants in the ordinary course of business.

6.7 Liens.

(a) The Borrower shall not, and shall cause each of the other Credit Parties and Excluded Subsidiaries not to, create, incur, assume or permit to exist any Lien on or with respect to any of its properties or assets (whether now owned or hereafter acquired) except Permitted Encumbrances. The Borrower shall not, and shall cause each of the other Credit Parties and

Excluded Subsidiaries not to, become a party to any agreement, note, indenture or instrument, or take any other action, that would prohibit the creation of a Lien on any of its properties or other assets in favour of the Agent or the Lenders as additional collateral for the Obligations, except as expressly permitted by Section 5.7(a)(i).

(b) The Borrower shall cause The Stelco Plate Company Ltd. not to (i) create, incur, assume or permit to exist any Lien on or with respect to any of its property or assets except those in favour of Canadian Imperial Bank of Commerce ("**CIBC**") on the date hereof, (ii) create, incur, assume or suffer to exist any Indebtedness, except Indebtedness in favour of CIBC on the date hereof, and (iii) conduct or operate any business.

(c) For greater certainty, the Borrower shall not and shall cause the applicable Credit Parties and Excluded Subsidiaries not to create, incur, assume or permit to exit any Lien on or with respect to the Excluded Real Estate, other than Permitted Encumbrances (other than Liens referred to in subsection (d) of the definition of "Permitted Encumbrances").

6.8 Sale of Stock and Assets.

(a) The Borrower shall not, and shall cause each of the other Credit Parties and Excluded Subsidiaries not to, sell, transfer, convey, assign, factor or otherwise dispose of their Collateral other than:

(i) Inventory sold in the ordinary course of business

(ii) Dispositions of assets which have become worn-out, unserviceable, obsolete, unsuitable or unnecessary in the conduct by the Borrower or any of the Subsidiaries of their respective businesses;

(iii) Dispositions of assets as part of a series of transactions pursuant to which such Assets are being upgraded or replaced with assets of substantially similar or greater value;

(iv) Dispositions of property or assets of any of the Restricted Subsidiaries (other than Hamilton Steel LP and Lake Erie Steel LP) or any of the Excluded Subsidiaries;

(v) Dispositions of any property or assets of each of Hamilton Steel LP and Lake Erie Steel LP in an aggregate amount not to exceed $25,000,000 for each of Hamilton Steel LP and Lake Erie Steel LP in any Fiscal Year; and

(vi) Dispositions between Credit Parties;

(vii) Dispositions of any Shares of any Credit Party.

(b) To the extent that the Asset Sale Proceeds of any Disposition, which are not in excess of $10,000,000, that would otherwise be included in the calculation in Section 6.8(a)(v) are applied to a Property Reinvestment Application within 18 months after such transfer (and if so committed in fact applied within 18 months of such commitment or such longer period not in excess of 24 months to the extent such period in excess of 18 months is reasonably required to obtain regulatory approvals and the Borrower is pursuing such approvals with commercially reasonable diligence), then such Disposition (or, if less than all such Asset Sale Proceeds is applied as

contemplated hereinabove, the amount thereof so applied), for the purpose of determining compliance with Section 6.8(a)(v) as of any date, shall be deemed not to be a Disposition.

(c) In the event that a Disposition is effected pursuant to a transaction permitted under this Agreement, and no Default or Event of Default exists, the relevant Credit Party that owns the Collateral that is the subject of such Disposition shall, subject to the Intercreditor Agreement, be released from the Liens constituted by the Security Documents (as to such Collateral), and, where applicable, any Guarantee. The Agent shall deliver (and the Lenders hereby authorize the Agent to deliver), at the Borrower's expense, such waivers, consents, and other instruments to the applicable Credit Party as the Credit Party may reasonably require in order to evidence such releases.

(d) For greater certainty, Section 6.8 does not restrict or limit the ability of the Credit Parties or the Excluded Subsidiaries to effect transactions in accordance with Section 6.1.

6.9 ERISA.

(a) The Borrower shall not, and shall cause of each the other Credit Parties and any ERISA Affiliate not to, cause or permit to occur an event that could result in the imposition of a Lien under Section 412 of the IRC or Section 302 or 4068 of ERISA

(b) The Borrower shall not, and shall cause each of the other Credit Parties and any ERISA Affiliate not to, cause or permit to occur an ERISA Event to the extent such ERISA Event could reasonably be expected to result in a Material Adverse Change.

6.10 Hazardous Materials.

The Borrower shall not, and shall cause each of the other Credit Parties not to, cause or permit a Release of any Hazardous Material on, at, in, under, above, to, from or about any of the Real Estate where such Release would (a) violate in any respect, or form the basis for any Environmental Liabilities under, any Environmental Laws or Environmental Permits, and (b) otherwise adversely impact the value or marketability of any of the Collateral, other than such Releases that could not reasonably be expected to result in a Material Adverse Change.

6.11 Sale-Leasebacks.

The Borrower shall not, and shall cause each of the other Credit Parties not to, engage in any sale-leaseback, synthetic lease or similar transaction involving any of its assets.

6.12 Payments and Restricted Payments.

The Borrower shall not, and shall cause each of the other Credit Parties not to, make any Restricted Payment, except (a) intercompany loans and advances and/or Investments between the Credit Parties to the extent permitted by Section 6.3; (b) dividends and distributions by Subsidiaries paid to the Borrower or another Credit Party; (c) payments permitted under Section 6.2 and Section 6.3(b) as they relate solely to the New Secured FRNs or the Province Loan Agreement; (d) payments permitted under Section 6.4; (e) the payment of reasonable and customary fees and reimbursement of expenses payable to employees, officers and directors of such Credit Party; (f) payments contemplated by the Supply and Services Agreements and the Lake Erie Coke Lease, the Hamilton Coke Lease and the Slabco Tolling Agreement and, so long as, in each case, no Default or

Event of Default has occurred and is continuing or would result after giving effect to any Restricted Payment. For purposes of clarity, no Credit Party shall be permitted to make any payment, loan, contribution, investment or other transfer of funds or other property to any Subsidiary which is not a Credit Party unless expressly permitted by this Section 6.12.

6.13 Change of Corporate Name or Location; Change of Fiscal Year.

The Borrower shall not, and shall cause each of the other Credit Parties and Excluded Subsidiaries not to, (a) change its name, (b) change its chief executive office, registered office pursuant to its constating documents, principal place of business, corporate offices or warehouses or locations at which Collateral with value in excess of $10,000,000 held, stored or located, or the location of its records, including Books and Records, concerning the Collateral, (c) change the type of entity that it is, (d) change its organization identification number, if any, issued by its jurisdiction of organization or (e) change its jurisdiction of formation or organization without, in each case above except for subsection (c) (which shall require the prior written consent of the Agent), at least 30 days' prior written notice to the Agent and after the written acknowledgement of the Agent that any reasonable action requested by the Agent in connection therewith, including, without limitation, the obtaining of any landlord waiver and anything else necessary or desire to continue the perfection (in order to protect the priority) of any Liens in favour of the Agent, on behalf of Lenders, in any Collateral, has been completed or taken, and provided that any such new location shall be in Canada for any Credit Party or Excluded Subsidiary which is existing under the laws of Canada or any province thereof, or any State acceptable to the Agent for any Credit Party or Excluded Subsidiary which is existing under the laws or any State of the United States of America. Without limiting the foregoing, no Credit Party shall change its name, identity or corporate, limited partnership or other capital structure in any manner that might make any financing, financing change, or continuation statement or other applicable perfection filing made in connection herewith materially misleading within the meaning of the PPSA or any other applicable law except upon 30 days' prior written notice to the Agent and after the written acknowledgement of the Agent that any reasonable action requested by the Agent in connection therewith, including to continue the perfection of any Liens in favour of the Agent, on behalf of Lenders, in any Collateral, has been completed or taken. No Credit Party shall change its Fiscal Year.

6.14 No Impairment of Intercompany Transfers.

The Borrower shall not, and shall cause each of the other Credit Parties not to, directly or indirectly enter into or become bound by any agreement, instrument, indenture or other obligation (other than this Agreement, the other Loan Documents, the ABL Credit Documents and the New Secured FRN Credit Documents) that could directly or indirectly restrict, prohibit or require the consent of any Person with respect to the payment of dividends or distributions or the making or repayment of intercompany loans by a Subsidiary of any Credit Party to any Credit Party or between Credit Parties.

6.15 Changes to Material Contracts and Pension and Benefit Plans.

(a) The Borrower shall not, and shall cause each of the other Credit Parties not to, change or amend the terms of any Material Contract in any manner materially adverse to any Credit Party, the Agent or the Lenders.

(b) Without limiting the generality of the foregoing, the Borrower shall not, and shall cause each of the other Credit Parties not to, change or amend the terms of (including by way of entering into any Supplemental Indenture (as identified in the New Platform Trust Indenture)) any of the ABL Credit Documents, New Secured FRN Credit Documents, Province Credit Documents except as permitted by the Intercreditor Agreement. The Borrower shall not exercise any right of Legal Defeasance or Covenant Defeasance pursuant to, and as such terms are defined in the New Secured FRN Credit Documents. The Borrower shall not post any security as contemplated by Section 4.01(d) of the First Supplemental Indenture, and the Borrower shall not pay to or deposit with either of the Secured Notes Trustees, any amounts as contemplated by Section 5.03 (to the extent such payment or deposit would result in the violation of Section 6.3 hereof or any provision of the Intercreditor Agreement) or Section 12.11(1)(a)(ii) of the New Platform Trust Indenture. The Borrower shall not appoint or allow any Person other than itself or the Secured Notes Trustees to be the Paying Agent pursuant to, and as such term is defined in the Secured Notes Credit Documents.

(c) Except as required to give effect to the Pension Agreement, the Pension Regulation or to otherwise give effect to the CBCA Arrangement, the Borrower shall not, and shall cause each of the other Credit Parties not to, (i) make any amendment to or (except in the case of the Non-Core Pension Plans, voluntarily) terminate (in whole or in part) in violation of 8.1(g) any Canadian Pension Plan or the Pension Agreement in a manner which (y) increases the quantum of contributions or other funding to be made thereunder, or; (z) which increases or could result in an increase in the amount of any solvency deficiency or going concern unfunded liability thereunder; in each case, in an aggregate amount in excess of $10,000,000 or which, in the discretion of the Agent, compromises the priority of the security granted in favour of the Agent and the Lenders or (ii) fail to maintain the currency of any contribution obligation in respect of any Canadian Pension Plan in accordance with the Pension Agreement, the Stelco Pension Regulation, the PBR or other applicable Law. The Borrower shall not, and shall cause each of the other Credit Parties not to, establish any new pension plan (whether a defined benefit pension plan or otherwise) without the prior written consent of the Agent and the Lenders, which shall not be unreasonably withheld.

(d) Except as set forth in Schedule 6.15(d), the Borrower shall not and shall cause each other Credit Party not to cause or permit any ERISA Affiliate to, cause or permit to occur an event that could result in the imposition of a Lien under Section 412 of the IRC or Section 302 or 4068 of ERISA which could, individually or in the aggregate, reasonably be expected to exceed US$1,000,000 in liability to any Credit Party or cause or permit to occur an ERISA Event to the extent such ERISA Event could, individually or in the aggregate, reasonably be expected to result in any liability to any Credit Party in an amount which would exceed US$1,000,000.

6.16 <u>Compliance Orders.</u>

The Borrower shall not, and shall cause each of the other Applicants not to, take or omit to take any action that would result in a breach or contravention of or non-compliance with or otherwise alter, amend, vary or change the Sanction Order, the US Confirmation Order or the order approving the CBCA Arrangement in any respect that could, in the sole opinion of the Agent and the Lenders, adversely affect any of the rights or interests of the Agent or any Lender under such Orders, this Agreement or any other Loan Document, including with respect to the Collateral.

6.17 <u>No Speculative Transactions.</u>

The Borrower shall not, and shall cause each of the other Credit Parties not to, engage in any transaction involving speculative commodity options, futures contracts or similar transactions, except for non-speculative commodity options, future contracts or similar transactions on an unsecured basis or secured by letters of credit solely to hedge in the ordinary course of business against fluctuations in the values of commodities or foreign currencies receiveable or payable by it and interest rate swaps, caps or collars, in each case, pursuant to its reasonable business needs.

6.18 <u>Excluded Subsidiaries.</u>

The Borrower shall not permit any Excluded Subsidiary to conduct any business, acquire any assets or otherwise become liable for any obligation except as set forth in Section 3.7(f) and except for nominal amounts as may be required to liquidate, wind-up or dissolve such Excluded Subsidiary.

7. TERM

7.1 <u>Termination.</u>

The financing arrangements contemplated hereby shall be in effect until the Final Maturity Date and the Loans and all other Obligations shall be automatically due and payable in full on such date.

7.2 <u>Survival of Obligations Upon Termination of Financing Arrangements.</u>

Except as otherwise expressly provided for in the Loan Documents, no termination or cancellation (regardless of cause or procedure) of any financing arrangement under this Agreement shall in any way affect or impair the obligations, duties and liabilities of the Credit Parties or the rights of Agent and Lenders relating to any unpaid portion of the Loans or any other Obligations, due or not due, liquidated, contingent or unliquidated or any transaction or event occurring prior to such termination, or any transaction or event, the performance of which is required after the Commitment Termination Date. Except as otherwise expressly provided herein or in any other Loan Document, all undertakings, agreements, covenants, warranties and representations of or binding upon the Credit Parties, and all rights of Agent and the other Secured Parties, all as contained in the Loan Documents, shall not terminate or expire, but rather shall survive any such termination or cancellation and shall continue in full force and effect until the Termination Date; <u>provided</u>, that the provisions of Section 11, the payment obligations under Sections 1.10 and 1.11, and the indemnities contained in the Loan Documents shall survive the Termination Date.

8. EVENTS OF DEFAULT; RIGHTS AND REMEDIES

8.1 <u>Events of Default.</u>

The occurrence of any one or more of the following events (regardless of the reason therefor) shall constitute an "**Event of Default**" hereunder:

(a) Borrower or any other Credit Party, as the case may be, (i) fails to make any payment of principal in respect of the Loans when due and payable, or (ii) fails to pay interest on any of the Loans or any of the other Obligations, or Fees or any expense reimbursable hereunder or

under any other Loan Document within 2 days following Agent's demand for such reimbursement or payment of same;

(b) any representation or warranty made or deemed to be made by any Credit Party under this Agreement or any other Loan Document, or any information contained in any notice, document, report, Financial Statement or certificate delivered under this Agreement or any other Loan Document (other than Projections, which shall be subject to the condition that they have been prepared in good faith based on assumptions believed to be reasonable at the time made), shall prove to have been incorrect in any material respect as of the date when made, deemed made or delivered as the case may be;

(c) any Credit Party shall fail to perform or observe any term, covenant or agreement contained in Section 6 or any other negative covenant contained in any other Loan Document;

(d) any Credit Party shall fail to perform or observe any term, covenant or agreement (other than those set forth in Section 9.1(a), (b) and (c) above) contained in this Agreement or any Loan Document on its part to be performed or observed and such failure shall remain unremedied for thirty (30) days;

(e) any Credit Party fails to pay the principal of, or premium or interest on, any of its Indebtedness (excluding Indebtedness under this Agreement or in respect of Project Financings) which is outstanding in an aggregate principal amount exceeding Cdn. $50,000,000 ("**Material Indebtedness**") (or the equivalent amount in any other currency) when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) or fails to perform or observe any term, covenant or agreement under any agreement entered into in respect of such Material Indebtedness, and such failure has resulted in (i) the acceleration of amounts outstanding to such lender and the taking of proceedings for enforcement or recovery of payment by such lender; or (ii) a waiver or amendment by such other lenders in consideration for (1) any compensation being paid to such other lenders for any such waiver or amendment, or (2) an increase in interest rates or other fees payable to such other lenders. Notwithstanding the foregoing, customary consent fees that are not material, in Agent's reasonably held opinion, paid to any lender whose security in whole or in part ranks in priority to or pari passu with the Liens in favour of the Agent or any increase in interest rates or other fees payable to any such lender that are not material (in Agent's reasonably held opinion) which results in such lender waiving its default will not constitute a cross default hereunder;

(f) any judgment or order for the payment of money in excess of Cdn. $10,000,000 (or the equivalent amount in any other currency) is rendered against any Credit Party and either (i) enforcement proceedings have been commenced by a creditor upon the judgment or order, or (ii) there is any period of ten (10) consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect;

(g) any ERISA Affiliate fails to pay when due an amount or amounts aggregating in excess of U.S. $1,000,000 which it shall have become liable to pay under Section 4062, 4063 or 4064 of ERISA; or a notice of intent to terminate a Plan is filed under Title IV of ERISA by any ERISA Affiliate, any plan administrator or any combination of the foregoing if such termination would result in a Material Adverse Change; or the Pension Benefit Guaranty Corporation institutes proceedings under Title IV of ERISA to terminate, to impose liability (other than for premiums

under Section 4007 of ERISA) in respect of, or to cause a trustee to be appointed to administer any Plan, if such action by the Pension Benefit Guaranty Corporation would result in a Material Adverse Change; or there occurs a complete or partial withdrawal from, or a default, within the meaning of Section 4219(c)(5) of ERISA, with respect to one or more Multiemployer Plans which could cause one or more ERISA Affiliates to incur a current annual payment obligation in excess of U.S. $1,000,000;

(h) the institution of any steps by any Credit Party or any Governmental Authority to terminate or wind-up a Canadian Pension Plan (wholly or in part), except pursuant to Section 6.15 , if, as a result of such termination or wind-up, any Obligor may be required to make an additional contribution (at the time of such termination or wind-up or at any time thereafter) to such Canadian Pension Plan, or to incur an additional liability or obligation (at the time of such termination or wind-up or at any time thereafter) to such Canadian Pension Plan, equal to or in excess of $5,000,000 or the equivalent thereof in another currency;

(i) an Order or Notice or Proposal, is issued by the Superintendent of the Financial Services Commission of Ontario pursuant to any of Sections 87 or 89 of the PBA in respect of a Canadian Pension Plan that directly or indirectly requires the payment of, or directly or indirectly results in the obligation to pay, any monetary amount in respect of such Canadian Pension Plan, where such payment(s) or obligation(s) to pay (individually or in the aggregate) (i) exceeds $5,000,000, or (ii) could reasonably be expected to have a Material Adverse Change; or any change is made to applicable Laws, regulations or any agreements, including without limitation the CCAA, BIA, PBA or PBR, the Pension Agreement or the Pension Regulation, and which relate to any amounts due, accruing due, past due or which may become due hereafter under any Canadian Pension Plan (including without limitation in respect of payments, contributions, going concern unfunded liabilities, solvency deficits or wind-up deficiencies), which could result in any security, deemed trust, Lien or charge arising, becoming enforceable or otherwise crystallizing in favour of any Person which is not subordinated and postponed in all respects to the repayment in full of the Obligations and to the Liens in favour of the Agent and the Lenders in the Collateral; or any other change is made in any Law or regulation which, in the sole discretion of the Agent and the Lenders, could reasonably be expected to have an adverse effect on the priority of the Liens created by the Loan Documents, on the enforcement rights and remedies of the Agent and the Lenders under the Loan Documents, on the Collateral or on the ability of the Borrower to repay the Obligations when due (whether or not there shall have occurred any of the events listed in Section 8.1(j)) below;

(j) any Credit Party (i) becomes insolvent or generally not able to pay its debts as they become due, (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (iii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of 10 days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any

substantial part of its properties and assets) occurs, or (iv) takes any corporate action to authorize any of the above actions;

(k) the audited annual Financial Statements of the Borrower are qualified in any material respect by the Borrower's independent auditors;

(l) any violation or non-compliance occurs with respect to any of the terms of the Sanction Order, the US Confirmation Order or the CBCA Order;

(m) any material provision of any Loan Document for any reason ceases to be valid, binding and enforceable in accordance with its terms (or any Credit Party shall challenge the enforceability of any Loan Document or shall assert in writing, or engage in any action or inaction based on any such assertion, that any provision of any of the Loan Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms), or any Lien created under any Loan Document ceases to be a valid and perfected Lien having the priorities set forth in the Intercreditor Agreement (except as otherwise permitted herein or therein) in any of the Collateral purported to be covered thereby;

(n) any Fundamental Change occurs;

(o) any Credit Party to a Material Contract fails to perform, observe or comply in any material respect with any term, covenant or agreement contained in such Material Contract (other than under any of the agreements referred to in paragraph (c) of the definition "Material Contracts"); or any party to any Material Contract delivers a notice of termination or revocation (other than in accordance with its terms and not as a result of default) in respect of such Material Contract and such Material Contract is not replaced with a contract or other binding arrangement with one or more third parties within a reasonable period of time on terms no less favourable in the aggregate, to such Credit Party than the terms of the Material Contract so terminated or revoked;

(p) Cumulative Free Cash Flow, as at the end of any Fiscal Quarter and determined for the period from the Plan Implementation Date to such Fiscal Quarter, is less than negative $350,000,000;

(q) if any execution, sequestration, garnishment, claim or other process of any court, tribunal or other Person becomes enforceable against the Borrower for an amount in excess of $10,000,000 or if a distress or analogous process for an amount in excess of $2,500,000 becomes enforceable against or is levied upon the Collateral;

(r) any Credit Party or Credit Parties are required by a Governmental Entity to make expenditures or pay damages, fines, claims costs or expenses aggregating $10,000,000 at any time on a consolidated basis to remediate or in respect of, Environmental Liabilities, as the case may be; or

(s) the occurrence of a Material Adverse Change.

8.2 <u>Remedies.</u>

(a) If any Event of Default shall have occurred and be continuing, Agent may (and at the written request of the Requisite Lenders shall), without notice and if the Target Date has

not yet occurred, suspend the Credit Facilities with respect to additional Revolving Credit Advances, whereupon any additional Revolving Credit Advances shall be made or extended in Agent's sole discretion (or in the sole discretion of the Requisite Lenders, if such suspension occurred) at their direction so long as such Event of Default is continuing. If any Event of Default has occurred and is continuing, Agent may (and at the written request of Requisite Lenders shall), without notice except as otherwise expressly provided herein, and subject to applicable statutory law, increase the rate of interest applicable to the Loans to the Default Rate.

(b) If any Event of Default has occurred and is continuing, Agent may (and at the written request of the Requisite Lenders shall), without notice: (i) terminate the Credit Facilities with respect to further Revolving Credit Advances; (ii) reduce the Commitments from time to time; (iii) declare all or any portion of the Obligations, including all or any portion of any Loan to be forthwith due and payable, all without presentment, demand, protest or further notice of any kind, all of which are expressly waived by Borrower and each other Credit Party; or (iv) exercise any rights and remedies provided to Agent under the Loan Documents or at law or equity, including all remedies provided under the PPSA and other applicable laws; provided, that upon the occurrence of an Event of Default specified in Section 8.1(j), the Commitments shall be immediately terminated and all of the Obligations, including the Loans, shall become immediately due and payable without declaration, notice or demand by any Person.

8.3 Waivers by Credit Parties.

Except as otherwise provided for in this Agreement or by applicable law, each Credit Party waives: (a) presentment, demand and protest and notice of presentment, dishonor, notice of intent to accelerate, notice of acceleration, protest, default, non-payment, maturity, release, compromise, settlement, extension or renewal of any or all commercial paper, accounts, contract rights, documents of title, instruments, chattel paper and guarantees at any time held by Agent on which any Credit Party may in any way be liable, and hereby ratifies and confirms whatever Agent may do in this regard, (b) all rights to notice and a hearing prior to Agent's taking possession or control of, or to Agent's replevy, attachment or levy upon, the Collateral or any bond or security that might be required by any court prior to allowing Agent to exercise any of its remedies, and (c) the benefit of all valuation, appraisal, marshaling and exemption laws.

9. ASSIGNMENT AND PARTICIPATIONS; APPOINTMENT OF AGENT

9.1 Assignment and Participations.

(a) Subject to the terms of this Section 9.1, any Lender may make an assignment to any Person of, or sale of participations in, at any time or times, the Loan Documents, Loans, and any Commitment or any portion thereof or interest therein, including any Lender's rights, title, interests, remedies, powers or duties thereunder. Any assignment by a Lender shall: (i) require the consent of Agent and the execution of an assignment agreement (an **"Assignment Agreement"**) substantially in the form attached hereto as Exhibit 9.1(a) and otherwise in form and substance reasonably satisfactory to, and acknowledged by, Agent; (ii) be conditioned on such assignee Lender representing to the assigning Lender and Agent that it is purchasing the applicable Loans to be assigned to it for its own account, for investment purposes and not with a view to the distribution thereof; (iii) require that such assigning Lender assign a Pro Rata Share of its Commitments under the Loans; (iv) after giving effect to any such partial assignment, the assignee Lender shall have Commitments in an amount at least equal to ten million Dollars ($10,000,000) and the assigning

Lender shall have retained Commitments in an amount at least equal to ten million Dollars ($10,000,000); and (v) include a payment to Agent of an assignment fee of three thousand, five hundred Dollars ($3,500). In the case of an assignment by a Lender under this Section 9.1, the assignee shall have, to the extent of such assignment, the same rights, benefits and obligations as all other Lenders hereunder; provided, that prior to the occurrence of an Event of Default that is continuing, if such assignee is a non-resident of Canada for purposes of Part XIII of the ITA in respect of any payment that may be made by a Credit Party under any Loan Document, such assignee shall not be entitled to any gross-up payment or indemnification pursuant to Section 1.10 from any Credit Party in respect of any Canadian withholding taxes (including interest and penalties in respect thereof) exigible on any such payment or other Taxes under Part XIII of the ITA. The assigning Lender shall be relieved of its obligations hereunder with respect to its Commitments or assigned portion thereof from and after the date of such assignment. Borrower hereby acknowledges and agrees that any assignment shall give rise to a direct obligation of Borrower to the assignee and that the assignee shall be considered to be a "Lender". In all instances, each Lender's liability to make Loans hereunder shall be several and not joint and shall be limited to such Lender's Pro Rata Share of the applicable Commitment.

(b) Any participation by a Lender of all or any part of its Commitments shall be made with the understanding that all amounts payable by Borrower hereunder shall be determined as if that Lender had not sold such participation, and that the holder of any such participation shall not be entitled to require such Lender to take or omit to take any action hereunder except actions directly affecting (i) any reduction in the principal amount of, or interest rate or Fees payable with respect to, any Loan in which such holder participates, (ii) any extension of the scheduled amortization of the principal amount of any Loan in which such holder participates or the final maturity date thereof, and (iii) any release of all or substantially all of the Collateral (other than in accordance with the terms of this Agreement, the Security Documents or the other Loan Documents). Solely for purposes of Sections 1.9, 1.10 and 9.8, Borrower acknowledges and agrees that a participation shall give rise to a direct obligation of Borrower to the participant and the participant shall be considered to be a "Lender" except that, prior to an Event of Default, a participant that it is a non-resident of Canada in respect of any payment made by an Credit Party to such participant under the Loan Documents for the purposes of Part XIII or XIII.1 of the ITA shall not be entitled to any payment of any additional amount or indemnification pursuant to Section 1.10 from any Credit Party in respect of any Canadian withholding taxes (including interest and penalties in respect thereof) or other Taxes under Part XIII or XIII.1 of the ITA exigible on any such payment. Except as set forth in the preceding sentence neither Borrower nor any other Credit Party shall have any obligation or duty to any participant. Neither Agent nor any Lender (other than Lender selling a participation) shall have any duty to any participant and may continue to deal solely with Lender selling a participation as if no such sale had occurred.

(c) Except as expressly provided in this Section 9.1, no Lender shall, as between Borrower and that Lender, or Agent and that Lender, be relieved of any of its obligations hereunder as a result of any sale, assignment, transfer or negotiation of, or granting of participation in, all or any part of the Loans or other Obligations owed to such Lender.

(d) Each Credit Party executing this Agreement shall assist any Lender permitted to sell assignments or participations under this Section 9.1 as reasonably required to enable the assigning or selling Lender to effect any such assignment or participation, including the execution and delivery of any and all agreements, notes and other documents and instruments as shall be

requested and the preparation of informational materials for, and the participation of management in meetings with, potential assignees or participants.

(e) A Lender may furnish any information concerning Credit Parties in the possession of such Lender from time to time to assignees and participants (including prospective assignees and participants) and to the other Secured Parties; provided, that such Lender shall obtain from such assignees or participants or such other Secured Parties confidentiality covenants substantially equivalent to those contained in Section 11.8.

(f) So long as no Event of Default has occurred and is continuing, no Lender shall assign or sell participations in any portion of its Loans or Commitments to a potential Lender or participant, if, as of the date of the proposed assignment or sale, the assignee Lender or participant would be entitled to receive payments of additional amounts or increased costs as a result of capital adequacy or similar requirements under Section 1.11(a) or (b) in excess of the additional amounts or increased costs which the assignee or participating Lender is entitled to receive.

9.2 Appointment of Agent

Tricap is hereby appointed to act on behalf of all Secured Parties as Agent under this Agreement and the other Loan Documents. The provisions of this Section 9.2 are solely for the benefit of Agent and the other Secured Parties and no Credit Party nor any other Person shall have any rights as a third party beneficiary of any of the provisions hereof. In performing its functions and duties under this Agreement and the other Loan Documents, Agent shall act solely as an agent of the Secured Parties and does not assume, and shall not be deemed to have assumed, any obligation toward or relationship of agency or trust with or for any Credit Party or any other Person. Agent shall have no duties or responsibilities except for those expressly set forth in this Agreement and the other Loan Documents. The duties of Agent shall be mechanical and administrative in nature and Agent shall not have, or be deemed to have, by reason of this Agreement, any other Loan Document or otherwise a fiduciary relationship in respect of any other Secured Party. Except as expressly set forth in this Agreement and the other Loan Documents, Agent shall not have any duty to disclose, and shall not be liable for failure to disclose, any information relating to any Credit Party or any of their respective Subsidiaries that is communicated to or obtained by Tricap or any of its Affiliates in any capacity. Neither Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Secured Party for any action taken or omitted to be taken by it hereunder or under any other Loan Document, or in connection herewith or therewith, except for damages caused by its or their own gross negligence or willful misconduct.

If Agent shall request instructions from Requisite Lenders or all affected Lenders with respect to any act or action (including failure to act) in connection with this Agreement or any other Loan Document, then Agent shall be entitled to refrain from such act or taking such action unless and until Agent shall have received instructions from Requisite Lenders or all affected Lenders, as the case may be, and Agent shall not incur liability to any Person by reason of so refraining. Agent shall be fully justified in failing or refusing to take any action hereunder or under any other Loan Document (a) if such action would, in the opinion of Agent, be contrary to law or the terms of this Agreement or any other Loan Document, (b) if such action would, in the opinion of Agent, expose Agent to Environmental Liabilities or (c) if Agent shall not first be indemnified to its satisfaction against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Without limiting the foregoing, no Lender shall have any right of action whatsoever against Agent as a result of Agent acting or refraining from acting hereunder or

under any other Loan Document in accordance with the instructions of Requisite Lenders or all affected Lenders, as applicable. Each Lender hereby authorizes Agent to enter into the Intercreditor Agreement, as Agent for all of Lenders.

For the purposes of holding any security granted by Borrower or any other Credit Party pursuant to the laws of the Province of Quebec to secure payment of any debenture issued by Borrower or any Credit Party, Agent is hereby appointed to act as the person holding the power of attorney (fondé de pouvoir) pursuant to article 2692 of the Civil Code of Quebec to act on behalf of each of the debentureholders, initially namely Tricap in its capacity as Agent for Lenders. Each Person who is or becomes a Lender and each assignee holder of any debenture issued by Borrower or any Credit Party shall be deemed to ratify the power of attorney (fondé de pouvoir) granted to Agent hereunder by its execution of an Assignment Agreement. Agent agrees to act in such capacity. Each party hereto agrees that, notwithstanding Section 32 of *An Act respecting the special powers of legal persons* (Quebec), Agent, as fondé de pouvoir, shall also be entitled to act as a debentureholder and to acquire and/or be the pledgee of any debentures or other titles of indebtedness to be issued under any deed of hypothec executed by or on behalf of Borrowers or any other Credit Party.

9.3 Agent's Reliance, Etc.

Neither Agent nor any of its Affiliates nor any of their respective directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with this Agreement or the other Loan Documents, except for damages caused by its or their own gross negligence or willful misconduct. Without limiting the generality of the foregoing, Agent: (a) may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts; (b) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations made in or in connection with this Agreement or the other Loan Documents; (c) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or the other Loan Documents on the part of any Credit Party or to inspect the Collateral (including the books and records) of any Credit Party; (d) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or the other Loan Documents or any other instrument or document furnished pursuant hereto or thereto; and (e) shall incur no liability under or in respect of this Agreement or the other Loan Documents by acting upon any notice, consent, certificate or other instrument or writing (which may be by telecopy, telegram, cable or telex) believed by it to be genuine and signed or sent by the proper party or parties.

9.4 Tricap and Affiliates.

With respect to its Commitments hereunder, Tricap shall have the same rights and powers under this Agreement and the other Loan Documents as any other Lender and may exercise the same as though it were not Agent; and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated, include Tricap in its individual capacity. Tricap and its Affiliates may lend money to, invest in, and generally engage in any kind of business with, any Credit Party, any of their Affiliates and any Person who may do business with or own securities of any Credit Party or any such Affiliate (including, without limitation, pursuant to the Standby Commitment), all as if Tricap were not Agent and without any duty to account therefor to Lenders. Tricap and its Affiliates may

accept fees and other consideration from any Credit Party for services in connection with this Agreement or otherwise without having to account for the same to Lenders.

9.5 Lender Credit Decision.

Each Lender acknowledges that it has, independently and without reliance upon Agent or any other Lender and based on the Financial Statements referred to in Section 3.4 and such other documents and information as it has deemed appropriate, made its own credit and financial analysis of the Credit Parties and its own decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement. Each Lender acknowledges the potential conflict of interest of each other Lender as a result of Lenders holding disproportionate interests in the Loans, and expressly consents to, and waives any claim based upon, such conflict of interest.

9.6 Indemnification.

Lenders agree to indemnify Agent (to the extent not reimbursed by Credit Parties and without limiting the obligations of any Credit Party hereunder), ratably according to their respective Pro Rata Shares, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against Agent in any way relating to or arising out of this Agreement or any other Loan Document or any action taken or omitted to be taken by Agent in connection therewith; provided, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from Agent's gross negligence or willful misconduct. Without limiting the foregoing, each Lender agrees to reimburse Agent promptly upon demand for its rate share of any out-of-pocket expenses (including reasonable legal fees) incurred by Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement and each other Loan Document, to the extent that Agent is not reimbursed for such expenses by Credit Parties.

9.7 Successor Agent

Agent may resign at any time by giving not less than 30 days' prior written notice thereof to Lenders and Borrower. Upon any such resignation, the Requisite Lenders shall have the right to appoint a successor Agent. If no successor Agent shall have been so appointed by the Requisite Lenders and shall have accepted such appointment within 30 days after the resigning Agent's giving notice of resignation, then the resigning Agent may, on behalf of Lenders, appoint a successor Agent, which shall be a Lender, if a Lender is willing to accept such appointment, or otherwise shall be a commercial bank or financial institution or other entity whose business includes making commercial loans, in each case, organized under the laws of Canada or of any province thereof or named in Schedule III to the *Bank Act* (Canada) and has a combined capital and surplus of at least one hundred million Dollars ($100,000,000). If no successor Agent has been appointed pursuant to the foregoing, within 30 days after the date such notice of resignation was given by the resigning Agent, such resignation shall become effective and the Requisite Lenders shall thereafter perform all the duties of Agent hereunder until such time, if any, as the Requisite Lenders appoint a

successor Agent as provided above. Any successor Agent appointed by Requisite Lenders hereunder shall be subject to the approval of Borrower, such approval not to be unreasonably withheld or delayed; provided, that such approval shall not be required if a Default or an Event of Default has occurred and is continuing. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the resigning Agent. Upon the earlier of the acceptance of any appointment as Agent hereunder by a successor Agent or the effective date of the resigning Agent's resignation, the resigning Agent shall be discharged from its duties and obligations under this Agreement and the other Loan Documents, except that any indemnity rights or other rights in favour of such resigning Agent shall continue. After any resigning Agent's resignation hereunder, the provisions of this Section 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was acting as Agent under this Agreement and the other Loan Documents.

9.8 Setoff and Sharing of Payments

In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence and during the continuance of any Event of Default, and subject to Section 9.9(f), each Lender is hereby authorized at any time or from time to time, without notice to any Credit Party or to any other Person other than Agent, any such notice being hereby expressly waived, to offset and to appropriate and to apply any and all balances held by it at any of its offices for the account of Borrower or any Credit Party (regardless of whether such balances are then due to Borrower or any Credit Party) and any other properties or assets at any time held or owing by that Lender or that holder to or for the credit or for the account of Borrower or any Credit Party against and on account of any of the Obligations that are not paid when due. Any Lender exercising a right of setoff or otherwise receiving any payment on account of the Obligations in excess of its Pro Rata Share thereof shall purchase for cash (and the other Lenders or holders shall sell) such participations in each such other Lender's or holder's Pro Rata Share of the Obligations as would be necessary to cause such Lender to share the amount so offset or otherwise received with each other Lender or holder in accordance with their respective Pro Rata Shares, (other than offset rights exercised by any Lender with respect to Section 1.9, 1.10 or 1.11). Borrower and each other Credit Party agrees, to the fullest extent permitted by law, that (a) any Lender may exercise its right to offset with respect to amounts in excess of its Pro Rata Share of the Obligations and may sell participations in such amounts so offset to other Lenders and holders and (b) any Lender so purchasing a participation in the Loans made or other Obligations held by other Lenders or holders may exercise all rights of offset, bankers' lien, counterclaim or similar rights with respect to such participation as fully as if such Lender or holder were a direct holder of the Loans and the other Obligations in the amount of such participation. Notwithstanding the foregoing, if all or any portion of the offset amount or payment otherwise received is thereafter recovered from Lender that has exercised the right of offset, the purchase of participations by that Lender shall be rescinded and the purchase price restored without interest.

9.9 Loans; Payments; Non-Funding Lenders; Information; Actions in Concert.

(a) Loans; Payments.

(i) Not less than once during each calendar week or more frequently at Agent's election (each, a "**Settlement Date**"), Agent shall advise each Lender by telephone, or telecopy of the amount of such Lender's Pro Rata Share of principal, interest and Fees paid for the benefit of Lenders with respect to each applicable Loan. Provided that each Lender has funded all

payments and Loans required to be made by it and purchased all participations required to be purchased by it under this Agreement and the other Loan Documents as of such Settlement Date, Agent shall pay to each Lender such Lender's Pro Rata Share of principal, interest and Fees paid by Borrower since the previous Settlement Date for the benefit of such Lender on the Loans held by it. To the extent that any Lender (a "**Non Funding Lender**") has failed to fund all such payments and Loans or failed to fund the purchase of all such participations, Agent shall be entitled to set off the funding short fall against that Non Funding Lender's Pro Rata Share of all payments received from Borrower. Such payments shall be made by wire transfer to such Lender's account (as specified by such Lender in Annex A or the applicable Assignment Agreement) not later than 2:00 p.m. (Toronto time) on the next Business Day following each Settlement Date.

(b) Availability of Lender's Pro Rata Share. Agent may assume that each Lender will make its Pro Rata Share of each Revolving Credit Advance available to Agent on each funding date. If such Pro Rata Share is not, in fact, paid to Agent by such Lender when due, Agent will be entitled to recover such amount on demand from such Lender without setoff, counterclaim or deduction of any kind. If any Lender fails to pay the amount of its Pro Rata Share forthwith upon Agent's demand, Agent shall promptly notify Borrower and Borrower shall immediately repay such amount to Agent. Nothing in this Section 9.9(b) or elsewhere in this Agreement or the other Loan Documents shall be deemed to require Agent to advance funds on behalf of any Lender or to relieve any Lender from its obligation to fulfill its Commitments hereunder or to prejudice any rights that Borrower may have against any Lender as a result of any default by such Lender hereunder. To the extent that Agent advances funds to Borrower on behalf of any Lender and is not reimbursed therefor on the same Business Day as such Revolving Credit Advance is made, Agent shall be entitled to retain for its account all interest accrued on such Revolving Credit Advance until reimbursed by the applicable Lender.

(c) Return of Payments.

(i) If Agent pays an amount to a Lender under this Agreement in the belief or expectation that a related payment has been or will be received by Agent from Borrower and such related payment is not received by Agent, then Agent will be entitled to recover such amount from such Lender on demand without setoff, counterclaim or deduction of any kind.

(ii) If Agent determines at any time that any amount received by Agent under this Agreement must be returned to Borrower or paid to any other Person pursuant to any Insolvency Law or otherwise, then, notwithstanding any other term or condition of this Agreement or any other Loan Document, Agent will not be required to distribute any portion thereof to any Lender. In addition, each Lender will repay to Agent on demand any portion of such amount that Agent has distributed to such Lender, together with interest at such rate, if any, as Agent is required to pay to Borrower or such other Person, without setoff, counterclaim or deduction of any kind.

(d) Non-Funding Lenders. The failure of any Non Funding Lender to make any Revolving Credit Advance or any payment required by it hereunder to be made by it on the date specified therefor shall not relieve any other Lender (each such other Lender, an "Other Lender") of its obligations to make such Revolving Credit Advance or other payment on such date, but neither any Other Lender nor Agent shall be responsible for the failure of any Non-Funding Lender to make a Revolving Credit Advance, or make any other payment required hereunder. Notwithstanding anything set forth herein to the contrary, a Non-Funding Lender shall not have any voting or consent rights under or with respect to any Loan Document or constitute a "Lender" (or be included in the

calculation of "Requisite Lenders" hereunder) for any voting or consent rights under or with respect to any Loan Document. At Borrower's request, Agent or a Person acceptable to Agent shall have the right, with Agent's consent and in Agent's sole discretion (but shall have no obligation), to purchase from any Non-Funding Lender, and each Non-Funding Lender agrees that it shall, at Agent's request, sell and assign to Agent or such Person, all of the Commitments of that Non-Funding Lender for an amount equal to the principal balance of all Loans held by such Non-Funding Lender and all accrued interest and fees with respect thereto through the date of sale, such purchase and sale to be consummated pursuant to an executed Assignment Agreement.

(e) Dissemination of Information. Agent shall use reasonable efforts to provide Lenders with any notice of Default or Event of Default received by Agent from, or delivered by Agent to, any Credit Party, with notice of any Event of Default of which Agent has actually become aware and with notice of any action taken by Agent following any Event of Default; provided, that Agent shall not be liable to any Lender for any failure to do so, except to the extent that such failure is attribute to Agent's gross negligence or willful misconduct. Lenders acknowledge that Borrower is required to provide Financial Statements and other reports in accordance with Section 4.1 hereto and agree that Agent shall have no duty to provide the same to Lenders.

(f) Actions in Concert. Anything in this Agreement to the contrary notwithstanding, each Lender hereby agrees with Agent and each other Lender that no Lender shall take any action to protect or enforce its rights arising out of this Agreement (including exercising any rights of setoff) without first obtaining the prior written consent of Agent and Requisite Lenders, it being the intent of Lenders that any such action to protect or enforce rights under this Agreement shall be taken in concert and at the direction or with the consent of Agent or Requisite Lenders.

10. SUCCESSORS AND ASSIGNS

10.1 <u>Successors and Assigns.</u>

This Agreement and the other Loan Documents shall be binding on and shall inure to the benefit of each Credit Party, Agent, Lenders and their respective successors and assigns (including, to the extent applicable in the case of any Credit Party, a debtor-in-possession on behalf of such Credit Party), except as otherwise provided herein or therein. No Credit Party may assign, transfer, hypothecate or otherwise convey its rights, benefits, obligations or duties hereunder or under any of the other Loan Documents without the prior express written consent of Agent and Lenders. Any such purported assignment, transfer, hypothecation or other conveyance by any Credit Party without the prior express written consent of Agent and Lenders shall be void. The terms and provisions of this Agreement are for the purpose of defining the relative rights and obligations of each Credit Party, Agent and other Secured Parties with respect to the transactions contemplated hereby and no Person (other than a participant in the Credit Facility being made available hereunder, as provided in Section 9.1) shall be a third party beneficiary of any of the terms and provisions of this Agreement or any of the other Loan Documents.

11. MISCELLANEOUS

11.1 <u>Complete Agreement; Modification of Agreement.</u>

The Loan Documents constitute the complete agreement between the parties with respect to the subject matter thereof and may not be modified, altered or amended except as set forth

in Section 11.2. Any letter of interest, commitment letter, fee letter or confidentiality agreement, if any, between any Credit Party and Agent or any Lender or any of their respective Affiliates, predating this Agreement and relating to a financing of substantially similar form, purpose or effect shall be superseded by this Agreement. Notwithstanding the foregoing, the provisions in the Tricap Commitment Letter shall survive the execution and delivery of this Agreement and shall continue to be binding obligations of the parties.

11.2 Amendments and Waivers.

(a) Except for actions expressly permitted to be taken by Agent, no amendment, modification, termination or waiver of any provision of this Agreement or any other Loan Document, or any consent to any departure by any Credit Party therefrom, shall in any event be effective unless the same shall be in writing and signed by Agent, Borrower, and by Requisite Lenders or all affected Lenders, as applicable. Except as set forth in clause (b) below, all such amendments, modifications, terminations or waivers requiring the consent of any Lenders shall require the written consent of Requisite Lenders.

(b) No amendment, modification, termination or waiver shall, unless in writing and signed by Agent and each Lender directly affected thereby: (i) increase the principal amount of any Lender's Commitment (which action shall be deemed to directly affect all Lenders); (ii) reduce the principal of, rate of interest on or Fees payable with respect to any Loan of any affected Lender; (iii) extend any scheduled payment date (other than payment dates of mandatory prepayments under Section 1.2(b)) or final maturity date of the principal amount of any Loan of any affected Lender; (iv) waive, forgive, defer, extend or postpone any payment of interest or Fees as to any affected Lender; (v) except as otherwise permitted herein or in the other Loan Documents, release any Guarantee or release, or permit any Credit Party to sell or otherwise dispose of, any Collateral with a value exceeding five million Dollars ($5,000,000) in the aggregate (which action shall be deemed to directly affect all Lenders); (vi) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Loans that shall be required for Lenders or any of them to take any action hereunder; and (vii) amend or waive this Section 11.2 or the definition of the term "Requisite Lenders" insofar as such definition affects the substance of this Section 11.2. Furthermore, no amendment, modification, termination or waiver affecting the rights or duties of Agent under this Agreement or any other Loan Document shall be effective unless in writing and signed by Agent, in addition to Lenders required hereinabove to take such action. Each amendment, modification, termination or waiver shall be effective only in the specific instance and for the specific purpose for which it was given. No amendment, modification, termination or waiver shall be required for Agent to take additional Collateral pursuant to any Loan Document. No notice to or demand on any Credit Party in any case shall entitle such Credit Party or any other Credit Party to any other or further notice or demand in similar or other circumstances.

(c) If, in connection with any proposed amendment, modification, waiver or termination (a "**Proposed Change**"):

(i) requiring the consent of all affected Lenders, the consent of Requisite Lenders is obtained, but the consent of other Lenders whose consent is required is not obtained (any such Lender whose consent is not obtained as described in this clause (i) and in clause (ii) below being referred to as "**Non Consenting Lender**"); and

(ii) requiring the consent of Requisite Lenders, the consent of Lenders holding fifty-one percent (51%) or more of the aggregate Commitments is obtained, but the consent of Requisite Lenders is not obtained,

then, so long as Agent is not a Non Consenting Lender, at Borrower's request, Agent, or a Person reasonably acceptable to Agent, shall have the right, with Agent's consent and in Agent's sole discretion (but shall have no obligation), to purchase from such Non Consenting Lenders, and such Non Consenting Lenders agree that they shall, upon Agent's request, sell and assign to Agent or such Person, all of the Commitments of such Non Consenting Lenders for an amount equal to the principal balance of all Loans held by the Non Consenting Lenders and all accrued interest and Fees with respect thereto through the date of sale, such purchase and sale to be consummated pursuant to an executed Assignment Agreement.

(d) Upon the indefeasible payment in full in cash and performance of all of the Obligations (other than indemnification Obligations), termination of the Commitments and a release of all claims against Agent and Lenders, and so long as no suits, actions proceedings, or claims are pending or threatened against any Indemnified Person asserting any damages, losses or liabilities that are Indemnified Liabilities, Agent shall deliver to Borrower, financing change statements, mortgage releases and other documents or instruments necessary or appropriate to evidence the termination of the Liens securing payment of the Obligations.

11.3 Fees and Expenses.

Borrower shall reimburse (i) Agent for all reasonable fees, costs and expenses (including the reasonable fees and expenses of all of its legal counsel, advisors, consultants and auditors) and (ii) Agent (and, with respect to clauses (b), (c) and (d) below, all Lenders) for all reasonable fees, costs and expenses, including the reasonable fees, costs and expenses of legal counsel or other advisors (including environmental and management consultants and appraisers) incurred in connection with the negotiation, preparation and filing and/or recordation of the Loan Documents and incurred in connection with:

(a) any amendment, modification or waiver of, or consent with respect to, or termination of, any of the Loan Documents or advice in connection with the syndication and administration of the Loans made pursuant hereto or its rights hereunder or thereunder;

(b) any litigation, contest, dispute, suit, proceeding or action (whether instituted by Agent, any Lender, any Credit Party or any other Person and whether as a party, witness or otherwise) in any way relating to the Collateral, any of the Loan Documents or any other agreement to be executed or delivered in connection herewith or therewith, including any litigation, contest, dispute, suit, case, proceeding or action, and any appeal or review thereof, in connection with a case commenced by or against any or all of the Credit Parties or any other Person that may be obligated to Agent or any Lender by virtue of the Loan Documents, including any such litigation, contest, dispute, suit, proceeding or action arising in connection with any work-out or restructuring of the Loans during the pendency of one or more Events of Default; provided that in the case of reimbursement of counsel for Lenders other than Agent, such reimbursement shall be limited to one counsel for all such Lenders; provided, further, that no Person shall be entitled to reimbursement under this clause (b) in respect of any litigation, contest, dispute, suit, proceeding or action to the extent any of the foregoing results from such Person's gross negligence or willful misconduct;

(c) any attempt to enforce any remedies of Agent or any Lender against any or all of the Credit Parties or any other Person that may be obligated to Agent or any Lender by virtue of any of the Loan Documents, including any such attempt to enforce any such remedies in the course of any work-out or restructuring of the Loans during the pendency of one or more Events of Default; provided, that in the case of reimbursement of counsel for Lenders other than Agent, such reimbursement shall be limited to one counsel for all such Lenders;

(d) any work-out or restructuring of the Loans during the pendency of one or more Events of Default; and

(e) efforts to (i) monitor the Loans or any of the other Obligations, (ii) evaluate, observe or assess any of the Credit Parties or their respective affairs, and (iii) verify, protect, evaluate, assess, appraise, collect, sell, liquidate or otherwise dispose of any of the Collateral,

including, as to each of clauses (a) through (e) above, all reasonable legal counsels' and other professional and service providers' fees arising from such services and other advice, assistance or other representation, including those in connection with any appellate proceedings, and all expenses, costs, charges and other fees incurred by such legal counsel and others in any way or respect arising in connection with or relating to any of the events or actions described in this Section 11.3, all of which shall be payable, on demand, by Borrower to Agent. Without limiting the generality of the foregoing, such expenses, costs, charges and fees may include: reasonable fees, costs and expenses of accountants, environmental advisors, appraisers, investment bankers, management and other consultants and paralegals; court costs and expenses; photocopying and duplication expenses; court reporter fees, costs and expenses; long distance telephone charges; air express charges; telegram or telecopy charges; secretarial overtime charges; and reasonable expenses for travel, lodging and food paid or incurred in connection with the performance of such legal or other advisory services.

11.4 No Waiver.

Agent's or any Lender's failure, at any time or times, to require strict performance by the Credit Parties of any provision of this Agreement or any other Loan Document shall not waive, affect or diminish any right of Agent or such Lender thereafter to demand strict compliance and performance herewith or therewith. Any suspension or waiver of an Event of Default shall not suspend, waive or affect any other Event of Default whether the same is prior or subsequent thereto and whether the same or of a different type. Subject to the provisions of Section 11.2, none of the undertakings, agreements, warranties, covenants and representations of any Credit Party contained in this Agreement or any of the other Loan Documents and no Default or Event of Default by any Credit Party shall be deemed to have been suspended or waived by Agent or any Lender, unless such waiver or suspension is by an instrument in writing signed by an officer of or other authorized employee of Agent and the applicable required Lenders and directed to Borrower specifying such suspension or waiver.

11.5 Remedies.

Agent's and Lenders' rights and remedies under this Agreement shall be cumulative and nonexclusive of any other rights and remedies that Agent or any Lender may have under any other agreement, including the other Loan Documents, by operation of law or otherwise. Recourse to the Collateral shall not be required.

11.6 Severability.

Wherever possible, each provision of this Agreement and the other Loan Documents shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement or any other Loan Document shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement or such other Loan Document.

11.7 Conflict of Terms.

(a) Except as otherwise provided in this Agreement or any of the other Loan Documents by specific reference to the applicable provisions of this Agreement, if any provision contained in this Agreement conflicts with any provision in any of the other Loan Documents, the provision contained in this Agreement shall govern and control.

(b) Notwithstanding Section 11.7(a), in the event of any conflict between the provisions of this Agreement and the Intercreditor Agreement, the provisions of the Intercreditor Agreement shall govern.

11.8 Confidentiality.

Agent and each Lender agree to use commercially reasonable efforts (equivalent to the efforts Agent or such Lender applies to maintain the confidentiality of its own confidential information) to maintain as confidential all confidential information provided to them by the Credit Parties and designated as confidential, except that Agent and each Lender may disclose such information (a) to Persons employed or engaged by Agent or such Lender; (b) to any bona fide assignee or participant or potential assignee or participant that has agreed to comply with the covenant contained in this Section 11.8 (and any such bona fide assignee or participant or potential assignee or participant may disclose such information to Persons employed or engaged by them as described in clause (a) above); (c) as required or requested by any Governmental Authority or reasonably believed by Agent or such Lender to be compelled by any court order, subpoena or legal or administrative order or process; (d) as, on the advice of Agent's or such Lender's counsel, is required by law; (e) in connection with the exercise of any right or remedy under the Loan Documents or in connection with any Litigation to which Agent or such Lender is a party; or (f) that ceases to be confidential through no fault of Agent or any Lender.

11.9 Governing Law.

Except as otherwise expressly provided in any of the Loan Documents, in all respects, including all matters of construction, validity and performance, the Loan Documents and the obligations shall be governed by, and construed and enforced in accordance with, the laws of the Province of Ontario applicable to contracts made and performed in that Province and the federal laws of Canada applicable therein. Each Credit Party hereby consents and agrees that the courts of the Province of Ontario shall have non-exclusive jurisdiction to hear and determine any claims or disputes between the Credit Parties, Agent and Lenders pertaining to this Agreement or any of the other Loan Documents or to any matter arising out of or relating to this Agreement or any of the other Loan Documents. Nothing in this Agreement shall be deemed or operate to preclude Agent from bringing suit or taking other legal action in any other jurisdiction to realize on the collateral or

any other security for the obligations, or to enforce a judgment or other court order. Each Credit Party expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and each Credit Party hereby waives any objection that such Credit Party may have based upon lack of personal jurisdiction, improper venue or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court.

11.10 Notices

Except as otherwise provided herein, whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties by any other parties, or whenever any of the parties desires to give or serve upon any other parties any communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be deemed to have been validly served, given or delivered (a) upon the earlier of actual receipt and 3 Business Days after deposit with Canada Post, registered mail, return receipt requested, with proper postage prepaid, (b) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or with Canada Post as otherwise provided in this Section 11.10); (c) upon receipt, when sent by electronic mail (with such electronic mail promptly confirmed by delivery of a copy by personal delivery or Canada Post as otherwise provided in this Section 11.10 and such notice, demand, request, consent, approval, declaration or other communication shall be in "pdf" format and shall include the actual signature of the party sending such communication if that signature would be required or customary if the communication was delivered by telecopier; (d) 1 Business Day after deposit with a reputable courier for overnight delivery with all charges prepaid or (e) when delivered, if hand delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address or facsimile number indicated on Annex B or to such other address (or facsimile number) as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Failure or delay in delivering copies of any notice, demand, request, consent, approval, declaration or other communication to any Person (other than Borrower or Agent) designated in Annex B to receive copies shall in no way adversely affect the effectiveness of such notice, demand, request, consent, approval, declaration or other communication.

11.11 Section Titles.

The Section titles and Table of Contents contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

11.12 Counterparts.

This Agreement may be executed in any number of separate counterparts, each of which shall collectively and separately constitute one agreement.

11.13 Press Releases and Related Matters.

Each Credit Party agrees that neither it nor its Affiliates will in the future issue any press releases or other public disclosure using the name of Tricap or its affiliates or referring to this

Agreement, the other Loan Documents without at least 2 Business Days' prior notice to Tricap and without the prior written consent of Tricap unless (and only to the extent that) such Credit Party or Affiliate is required to do so under law and then, in any event, such Credit Party or Affiliate will consult with Tricap before issuing such press release or other public disclosure. Each Credit Party consents to the publication by Agent of press release or advertising material relating to the financing transactions contemplated by this Agreement using its name, product photographs, logo or trademark. Agent shall provide a draft of any such press releases or advertising material to Borrower for review and comment prior to the publication thereof. Agent reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

11.14 Reinstatement.

This Agreement shall remain in full force and effect and continue to be effective should any petition or other proceeding be filed by or against any Credit Party for liquidation or reorganization, should any Credit Party become insolvent or make an assignment for the benefit of any creditor or creditors or should an interim receiver, receiver, receiver and manger or trustee be appointed for all or any significant part of any Credit Party's assets, and shall continue to be effective or to be reinstated, as the case may be, if at any time payment and performance of the Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Obligations, whether as a fraudulent preference reviewable transaction or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

11.15 No Strict Construction.

The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favouring or disfavouring any party by virtue of the authorship of any provisions of this Agreement.

11.16 Judgment Currency.

(a) If, for the purpose of obtaining or enforcing judgment against any Credit Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 11.16 referred to as the "Judgment Currency") an amount due under any Loan Document in any currency (the "Obligation Currency") other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date, or the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 11.16 being hereinafter in this Section 11.16 referred to as the "Judgment Conversion Date").

(b) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 11.16(a), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the applicable Credit Party or Parties shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from any Credit Party under this Section 11.16(b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan Documents.

(c) The term "rate of exchange" in this Section 11.16 means the rate of exchange at which Agent, on the relevant date at or about 12:00 noon (Toronto time), would be prepared to sell, in accordance with its normal course foreign currency exchange practices, the Obligation Currency against the Judgment Currency.

(d) Unless otherwise specified, all references to dollar amounts in this Agreement shall mean Canadian Dollars.

- remainder of page intentionally left blank – signature pages follow -

IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first written above.

STELCO INC.

By: *"Courtney Pratt"*

Name: Courtney Pratt

Title: President & CEO

By: *"William Vaughan"*

Name: William E. Vaughan

Title: Senior V.P. – Finance and Chief Finance Officer

1685970 ONTARIO INC. as Agent and Lender

By: *"Cyrus Madon"*

Name: Cyrus Madon

Title: Vice-President

By: *"Ed Nordholm"*

Name: Ed Nordholm

Title: Vice-President

APPENDICES

- Appendices deleted for confidentiality purposes -

BCG Comments
April 28, 2007

Draft dated April 23, 2007

~~March 31, 2006~~

•, 2007

To: The addressees named in Schedule A

Dear Sirs/Mesdames:

Re: Stelco Inc.

We have acted as counsel for Stelco Inc. (the "Borrower") and the Loan Parties (as defined below) in connection with the transactions contemplated in a credit agreement (the "Credit Agreement") made as of ~~March 31, 2006~~•, 2007 between the Borrower, ~~1685970 Ontario Inc.~~GE Canada Finance Holding Company and the other persons from time to time party thereto as lenders (collectively, the "Lenders") and ~~1685970 Ontario Inc.~~GE Canada Finance Holding Company, as agent (in such capacity, the "Agent").

We have also acted as counsel for ~~6076483 Canada Inc. ("6076483"), 6076475 Canada Inc. ("6076475"),~~ Stelco USA, Inc., Commercial Distribution Services, Inc., Stelco Holding Company, Stelco Coal Company, Ontario Coal Company, Ontario Hibbing Company, Chisholm Coal Company, Ontario Eveleth Company, Stelco Erie Corporation, Kanawha Coal Company and Ontario Tilden Company (collectively, the "Other Subsidiaries" and individually, an "Other Subsidiary") in connection with the Credit Agreement.

Hamilton Steel GP Inc., Lake Erie Steel GP Inc., Hamilton Coke GP Inc., Lake Erie Coke GP Inc., HMLTN Energy GP Inc., Lake Erie Energy GP Inc., HLE Mining GP Inc., Hamilton Land GP Inc. and Lake Erie Land GP Inc. are collectively referred to as the "General Partners" and individually as a "General Partner". Hamilton Steel Limited Partnership, Lake Erie Steel Limited Partnership, Hamilton Coke Limited Partnership, Lake Erie Coke Limited Partnership, HMLTN Energy Limited Partnership, Lake Erie Energy Limited Partnership, HLE Mining Limited Partnership, Hamilton Land Limited Partnership and Lake Erie Land Limited Partnership are collectively referred to as the "Limited Partnerships" and individually as a "Limited Partnership". The Borrower~~, each General Partner, CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), Stelpipe Ltd. ("Stelpipe"), Stelcam Holdings Inc. ("Stelcam") and Camrose Tubes Limited ("Camrose Tubes" and together with Stelcam, the "Alberta Corporations")~~ and each General Partner are collectively referred to as the "Corporations" and individually as a "Corporation". The Corporations and the Limited Partnerships are collectively referred to as the "Loan Parties" and individually as a "Loan Party".

Terms used in this opinion that are defined in the Credit Agreement and are not otherwise defined herein have the same meaning herein as in the Credit Agreement. Unless something

in the subject matter or context is inconsistent therewith, references herein to Schedules are to Schedules to this opinion.

Materials Reviewed

We have examined originals or copies, certified or otherwise identified to our satisfaction, of each of the following documents (collectively, the "Documents"):

(a) the Credit Agreement;

(b) a guarantee made as of ~~March 31, 2006~~•, 2007 by each General Partner, respectively, in favour of the Agent;

(c) a guarantee made as of ~~March 31, 2006~~•, 2007 by each Limited Partnership, respectively, in favour of the Agent;

(d) a ~~guarantee made as of March 31, 2006 by CHT Steel in favour of the Agent;~~

[a guarantee made as of •, 2007 by each Other Subsidiary]

~~(e) a guarantee made as of March 31, 2006 by Welland Pipe in favour of the Agent;~~

~~(f) a guarantee made as of March 31, 2006 by Stelpipe in favour of the Agent;~~

~~(g) a guarantee made as of March 31, 2006 by Stelcam in favour of the Agent;~~

~~(h) a guarantee made as of March 31, 2006 by Camrose Tubes in favour of the Agent;~~

~~(i)~~ ~~a~~ security and pledge agreement made as of ~~March 31, 2006~~•, 2007 by the Borrower in favour of the Agent;

(e) ~~(j)~~ a security and pledge agreement made as of ~~March 31, 2006~~•, 2007 by each General Partner, respectively, in favour of the Agent;

(f) ~~(k)~~ a security and pledge agreement made as of ~~March 31, 2006~~•, 2007 by each Limited Partnership, respectively, in favour of the Agent;

(g) ~~(l) a security~~a charge/mortgage of land and a demand debenture (collectively, the "Hamilton Steel Charge") each made as of •, 2007 by Hamilton Steel Limited Partnership in favour of the Agent;

[a security and pledge agreement made as of •, 2007 by each Other Subsidiary]

(h) a charge/mortgage of land and a demand debenture (collectively, the "Lake Erie Steel Charge") each made as of •, 2007 by Lake Erie Steel Limited Partnership in favour of the Agent;

(i) a leasehold charge/mortgage of land and a demand debenture (collectively, the "Hamilton Coke Charge") each made as of •, 2007 by Hamilton Coke Limited Partnership in favour of the Agent;

(j) a leasehold charge/mortgage of land and a demand debenture (collectively, the "Lake Erie Coke Charge") each made as of •, 2007 by Lake Erie Coke Limited Partnership in favour of the Agent;

(k) a charge/mortgage of land and a demand debenture (collectively the "Hamilton Land Charge") each made as of •, 2007 by Hamilton Land Limited Partnership in favour of the Agent;

(l) a charge/mortgage of land and a demand debenture (collectively, the "Lake Erie Land Charge") each made as of •, 2007 by Lake Erie Land Limited Partnership in favour of the Agent;

(m) a debenture pledge agreement made as of ~~March 31, 2006 by CHT Steel in favour of the Agent;~~•, 2007 between Hamilton Steel Limited Partnership and the Agent in respect of the Hamilton Steel Charge;

~~(m) a security and pledge agreement made as of March 31, 2006 by Welland Pipe in favour of the Agent;~~

(n) a ~~security and~~debenture pledge agreement made as of ~~March 31, 2006 by Stelpipe in favour of the Agent~~•, 2007 between Lake Erie Steel Limited Partnership ~~and~~ the Agent in respect of the Lake Erie Steel Charge;

(o) a ~~security and~~debenture pledge agreement made as of ~~March 31, 2006 by Stelcam in favour of the Agent~~•, 2007 between Hamilton Coke Limited Partnership ~~and~~ the Agent in respect of the Hamilton Coke Charge;

(p) a ~~security and~~debenture pledge agreement made as of ~~March 31, 2006 by Camrose Tubes in favour of the Agent~~•, 2007 between Lake Erie Coke Limited Partnership ~~and~~ the Agent in respect of the Lake Erie Coke Charge;

(q) a ~~charge/mortgage of land and a demand debenture (collectively, the "Hamilton Steel Charge") each~~debenture pledge agreement made as of ~~March 31, 2006 by~~•, 2007 between Hamilton ~~Steel~~Land Limited Partnership ~~in favour of~~and the Agent in respect of the Hamilton Land Charge;

~~(r) a charge/mortgage of land and a demand debenture (collectively, the "Lake Erie Steel Charge") each made as of March 31, 2006 by Lake Erie Steel Limited Partnership in favour of the Agent;~~

~~(s) a leasehold charge/mortgage of land and a demand debenture (collectively, the "Hamilton Coke Charge") each made as of March 31, 2006 by Hamilton Coke Limited Partnership in favour of the Agent;~~

~~(t) a leasehold charge/mortgage of land and a demand debenture (collectively, the "Lake Erie Coke Charge") each made as of March 31, 2006 by Lake Erie Coke Limited Partnership in favour of the Agent;~~

~~(u) a charge/mortgage of land and a demand debenture (collectively the "Hamilton Land Charge") each made as of March 31, 2006 by Hamilton Land Limited Partnership in favour of the Agent;~~

~~(v) a charge/mortgage of land and a demand debenture (collectively, the "Lake Erie Land Charge") each made as of March 31, 2006 by Lake Erie Land Limited Partnership in favour of the Agent;~~

~~(w) a debenture pledge agreement made as of March 31, 2006 between Hamilton Steel Limited Partnership and the Agent in respect of the Hamilton Steel Charge;~~

~~(x) a debenture pledge agreement made as of March 31, 2006 between Lake Erie Steel Limited Partnership and the Agent in respect of the Lake Erie Steel Charge;~~

~~(y) a debenture pledge agreement made as of March 31, 2006 between Hamilton Coke Limited Partnership and the Agent in respect of the Hamilton Coke Charge;~~

~~(z) a debenture pledge agreement made as of March 31, 2006 between Lake Erie Coke Limited Partnership and the Agent in respect of the Lake Erie Coke Charge;~~

~~(aa) a debenture pledge agreement made as of March 31, 2006 between Hamilton Land Limited Partnership and the Agent in respect of the Hamilton Land Charge;~~

(r) ~~(bb)~~ a ~~d~~ [by] debenture pledge agreement made as of ~~March 31, 2006~~•, 2007 ~~between~~ Lake Erie Land Limited Partnership ~~and~~ [in favour of] the Agent in respect of the Lake Erie Land Charge;

(s) ~~(cc)~~ a deed of hypothec and issue of bonds (the "Québec Security Document") dated ~~March 31, 2006~~•, 2007 by the Borrower in favour of the Agent acting as *fondé de pouvoir* for the benefit of the holders of the bonds issued thereunder;

, as amended by a first amending agreement made as of •, 2007 between the Agent and the ABL Agent (the "Amending Agreement" and, together with the Intercreditor Agreement, the "Amended Intercreditor Agreement")

(t) ~~(dd)~~ a bond (the "Québec Bond") made as of ~~March 31, 2006~~•, 2007 by the Borrower in favour of the Agent;

(u) ~~(ee)~~ a hypothec on bonds (the "Québec Hypothec on Bonds") made as of ~~March 31, 2006~~•, 2007 between the Borrower and the Agent in respect of the Québec Bond;

(v) ~~(ff)~~ an intercreditor agreement (the "Intercreditor Agreement") made as of ~~March 31, 2006~~•, 2007 between *inter alia* the Borrower, the Loan Parties, the Agent, the ABL Agent and the New Trustees;

(w) ~~(gg)~~ confirmations of security interests in intellectual property made as of ~~March 31, 2006~~•, 2007 by the Borrower in respect of Canadian trademarks, Canadian patents, US trademarks and US patents, respectively;

(x) ~~(hh)~~ confirmations of security interests in intellectual property made as of ~~March 31, 2006~~•, 2007 by Hamilton Steel Limited Partnership in respect of Canadian trademarks, Canadian patents and US patents;

(y) ~~(ii)~~ an agreement entitled "Agreement with Leasehold Mortgagee" among Hamilton Steel Limited Partnership, Hamilton Coke Limited Partnership, and the Agent; and

(z) ~~(jj)~~ an agreement entitled "Agreement with Leasehold Mortgagee" among Lake Erie Steel Limited Partnership, Lake Erie Coke Limited Partnership, and the Agent.

The Documents referred to in items (~~i~~d) through (~~p~~f) and the demand debentures referred to in items (~~q~~g) through (~~v~~l) above are collectively referred to as the "PPSA Security Documents". The demand debentures referred to in items (~~q~~g) through (~~v~~l) are collectively referred to as the "Debentures". The Documents referred to in items (~~w~~m) through (~~bb~~r) are collectively referred to as the "Debenture Pledge Agreements".

We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such public and corporate records, certificates, instruments and other documents and have considered such questions of law as we have deemed relevant and necessary as a basis for the opinions hereinafter expressed.

Assumptions and Fact Reliance

We have assumed:

(a) the genuineness of all signatures on all documents examined by us;

[and the Other Subsidiaries]

(b) the authenticity of all documents submitted to us as originals;

(c) the conformity to original documents of all documents submitted to us as copies, whether facsimile, electronic, photostatic, certified or otherwise;

(d) the accuracy, currency and completeness of the indices and filing systems maintained at the public offices and registries where we have searched or made enquiries or have caused searches or enquiries to be made and of the information and advice provided to us by appropriate government, regulatory and other like officials with respect to those matters referred to herein; and

(e) that each of the Documents has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, each of the parties thereto other than the Loan Parties, enforceable against each of the parties thereto other than the Loan Parties in accordance with its terms; and .

only relevant for foreign law opinions

(f) that insofar as any obligation under any Document is to be performed in any jurisdiction outside the Provinces of Ontario or Québec its performance will not be illegal or unenforceable by virtue of the laws of that other jurisdiction.

We have relied upon a certificate of an officer of each General Partner in its own capacity and in its capacity as general partner of the applicable Limited Partnership and each Corporation, copies of which have been provided to you, with respect to the accuracy of the factual matters contained therein, which factual matters have not been independently investigated or verified by us.

For the purposes of the opinions expressed in paragraph 1 below, we have relied upon a *Certificat d'attestation* dated March 30, 2006•, 2007 issued by the *Registraire du des entreprises* in respect of the Borrower.

For the purposes of the opinions expressed in paragraph 2 below, we have relied upon (a) certificates of compliance each dated March 30, 2006•, 2007 issued in respect of each Corporation (other than CHT Steel and the Alberta Corporations), 6076483 and 6076475 by Industry Canada, Corporations Canada, (b) a certificate of status dated March 30, 2006 issued in respect of CHT Steel by the Ontario Ministry of Government Services (formerly the Ministry of Consumer and Business Services) and (c) certificates of status each dated March 30, 2006, issued in respect of each Alberta Corporation by the Alberta Registrar of Corporations.

For the purposes of the opinion expressed in paragraph 3 below, we have relied upon certified limited partnership reports each dated March 30, 2006•, 2007 issued in respect of each Limited Partnership by the Ontario Ministry of Government Services (formerly the Ministry of Consumer and Business Services).

and except for our opinion in paragraph 22,

The opinions expressed below are restricted to the laws of the Province of Ontario and the federal laws of Canada applicable therein, except for (i) paragraphs 1, 11, 13, 13(ii), 14, 18, 19 and 20 that include the laws of the Province of Québec and (ii) paragraphs 2, 4, 6, 7, 9, 13, 14, 15, 16, 21, 28 and 29 that include the laws of the Province of Alberta solely as they relate to the Alberta Corporations. Without limiting the generality of the immediately preceding sentence, we express no opinion with respect to the laws of any other jurisdiction to the extent that those laws may govern the validity, perfection, effect of perfection or non-perfection or enforcement of the security interests created by the PPSA Security Documents as a result of the application of Ontario, Alberta or Québec conflict of laws rules including, without limitation, sections 5 to 88.1 of the *Personal Property Security Act* (Ontario) (the "Ontario PPSA") or Sections 5 to 8 of the *Personal Property Security Act* (Alberta) (the "Alberta PPSA") and articles 3102 to 3106 of the *Civil Code of Québec* (the "*Civil Code*"). In addition, we express no opinion whether, pursuant to those conflict of laws rules, Ontario, or Québec or Alberta laws would govern the validity, perfection, effect of perfection or non-perfection or enforcement of those security interests.

except for our opinion in paragraph 22,

Opinions

Based and relying upon the foregoing, and subject to the qualifications hereinafter expressed, we are of the opinion that, on the date hereof:

Existence and Qualification

1. The Borrower is registered under an *Act respecting the legal publicity of sole proprietorships, partnerships and legal persons* (Québec) (the "Publicity Act"), has not failed to file an annual declaration under the Publicity Act, has not failed to comply with a request made under Section 38 of the Publicity Act and is not in the process of dissolving under the Publicity Act.

2. Each Corporation (other than CHT Steel and the Alberta Corporations), 6076483 and 6076475 is a corporation existing under the laws of Canada and has not been dissolved. CHT Steel is a corporation existing under the laws of the Province of Ontario and has not been dissolved. Each Alberta Corporation is a corporation existing under the laws of the Province of Alberta and has not been dissolved.

3. Each Limited Partnership is a limited partnership formed under the *Limited Partnerships Act* (Ontario) and has not been dissolved.

Corporate Power and Capacity / Due Execution and Delivery

4. Each Loan Party has the power and capacity to carry on its business, as it is currently being conducted.

13. [Enforceability opinion for Documents of Other Subsidiaries]

12. Each Document to which a Limited Partnership is a party constitutes a valid and legally binding obligation of each such Limited Partnership and of each applicable General Partner in its capacity as general partner of the applicable Limited Partnership, enforceable against each of them in accordance with its terms.

14. Please add enforceability opinion re: Pension Agreement as per Section 2.1(k)(iv) of C.A.

Non Contravention

13. The execution and delivery by each Loan Party of each Document to which it is a party and the performance by each Loan Party of its obligations thereunder do not and will not contravene, breach or conflict with (i) any terms or provisions of its Limited Partnership Agreement, constating documents or by-laws, as applicable, or any unanimous shareholder agreement or unanimous shareholder declaration made in respect of it, (ii) any provisions of any statute, rule, law or regulation of the Province of Ontario, the Province of ~~Alberta (with respect to the Alberta Corporations only), the Province of~~ Québec (with respect to the Borrower only), or the laws of Canada applicable therein binding on or applicable to it, (iii) to the best of our knowledge, any judgment, order or decision of any court, tribunal or regulatory or governmental authority or any other authority to which it is subject, or (iv) the agreements listed in Schedule B to which it is a party. The execution and delivery of the Amending Agreement by the Agent and the Term Agent does not require the execution and delivery of the Amending Agreement by any of the other parties to the Intercreditor Agreement.

14. No authorization, consent, permit or approval of, or other action by or filing, registration, qualification or recording with or notice to, any Governmental Entity having jurisdiction in the Provinces of Ontario~~,~~ ~~Alberta~~ or Quebec is required in connection with the execution and delivery by each Loan Party of any Document to which it is a party and the performance by such Loan Party of its obligations thereunder, other than registrations of the Debentures at applicable land titles offices and the registration of the financing statements or applications for registrations as described in paragraphs 16, 17 and 20 below.

Security

15. Each PPSA Security Document:

(a) creates a valid security interest in favour of the Agent, for its benefit and for the benefit of the Lenders, in the collateral described therein that is personal property to which the Ontario

PPSA~~ or the Alberta PPSA, as applicable,~~ applies in which the Loan Party which is a party thereto now has rights, and

(b) is sufficient to create a valid security interest in favour of the Agent, for its benefit and for the benefit of the Lenders, in the collateral described therein that is personal property to which the Ontario PPSA~~ or the Alberta PPSA, as applicable,~~ applies in which the Loan Party which is a party thereto hereafter acquires rights when those rights are acquired by such Loan Party,

in each case to secure the payment and performance of the obligations described therein as being secured thereby.

16. Registration has been made in all public offices provided for under the laws of the Province of Ontario~~, the laws of the Province of Alberta~~ or the federal laws of Canada where such registration is necessary to preserve, protect or perfect the security interests created by each PPSA Security Document in favour of the Agent, for its benefit and for the benefit of the Lenders, in the collateral described therein that is personal property to which the Ontario PPSA~~ or the Alberta PPSA, as applicable,~~ applies of each Loan Party described in the applicable PPSA Security Document. The registration particulars for the financing statements filed in respect of the PPSA Security Documents are set out in Schedule C.

17. A financing statement has been registered on behalf of the Agent under the Ontario PPSA against each Other Subsidiary. The details of such registrations are set out in Schedule C. Except as provided in Schedule C, no renewal or amendment of each registration is required under the Ontario PPSA.

18. The Québec Security Document creates a valid conventional hypothec without delivery over the Charged Property (as defined in the Québec Security Document) to which the *Civil Code* applies in favour of the Agent acting as *fondé de pouvoir* for the benefit of the Bondholders (as defined in the Québec Security Document) to the extent of the sum of Cdn.$~~450,000,000,~~~~800,000,000,~~ with interest thereon at a rate of 25% per annum calculated from the date of execution thereof, to secure the payment and performance of the Secured Obligations (as defined in the Québec Security Document).

450,000,000

19. The Agent, acting on its own behalf and also on behalf of the Lenders, is entitled to obtain payment of the Québec Bond with the benefit of the hypothec securing same, in accordance with the pledge and other provisions of the Québec Hypothec on Bonds.

20. We have tendered for registration an application for registration at the Register of Personal and Movable Real Rights (the "RDPRM") against the Borrower in respect of the Québec Security Document. The registration particulars for the application for registration of the Québec Security Document is set out in Schedule C. Upon confirmation of registration of the said application, registration will have been made in all public offices provided for under the laws of the Province of Québec or the federal laws of Canada where such registration is necessary in order for the hypothec created by the Québec Security Document to be rendered opposable to third parties.

21. All necessary corporate or limited partnership action (including action by the applicable General Partner and limited partners of each respective Limited Partnership), as applicable, has been taken by each Loan Party as issuer of the pledged shares (the "Pledged Shares") or the pledged limited partnership units, as applicable, contemplated by the applicable PPSA Security Document (collectively, the "Pledged Collateral") to authorize the pledge and transfer of the Pledged Collateral to the Agent or its nominee, (including the registration on the relevant transfer register ~~of such transfer~~) and any subsequent transfer of such Pledged Collateral by the Agent or its nominee in connection with any disposition of the Pledged Collateral by the Agent or its nominee.

Parties to discuss "opt-in" of partnership units as "securities" under STA

22. ~~Provided~~The security interest of the Agent ~~is acting in good faith and has *no notice of any adverse claim* affecting the Pledged Shares, the security interest of the Agent in the Pledged Shares~~in the Pledged Securities represented by share certificates (the "Certificated Pledged Securities") has been perfected by control and accordingly has priority over any other security interest ~~in the Pledged Shares perfected by registration or temporarily perfected under the Ontario PPSA, and the Agent has acquired its~~to which the PPSA applies in the Certificated Pledged Securities. If the Agent had *no notice of any adverse claim* at the time of obtaining control of the Certificated Pledged Securities, the Agent

[Collateral]

(n)

~~fully paid and non-assessable and is registered in the name of the Borrower.~~

Searches

25. ~~30.~~ We have conducted, or have caused to be conducted, the searches identified in Schedule D (the "Searches") for recordings, filings or registrations made in the applicable offices of public record, in each case as of the dates set forth in Schedule D. The Searches were conducted in respect of the current legal name and all former legal names of each Loan Party (including, in each case, English and French versions, if applicable) (and of its predecessors by amalgamation or arrangement) (except for the bankruptcy searches described in paragraph (c) of Schedule D, which were conducted only against the current name (including, in each case, English and French versions, if applicable) of each Loan Party). The only recordings, filings or registrations disclosed by the Searches are set forth in Schedule D.

Taxes

26. All payments of principal and interest made by a Loan Party pursuant to the Credit Agreement to a Lender who, for the purposes of the *Income Tax Act* (Canada) (the "ITA") and any relevant tax treaty, is not resident or deemed to be resident in Canada, does not and is not deemed to use or hold the Term Loan in carrying on business in Canada, deals at arm's length with each Loan Party (and each partner of a Loan Party where such Loan Party is a partnership), and is not a non-resident insurer carrying on business in Canada and elsewhere, will not be subject to tax imposed under the ITA, including Part XIII of the ITA.

To be revised as per discussions between tax departments

Qualifications

The opinions expressed above are subject to the following qualifications:

(a) The enforceability of each Document is subject to bankruptcy, insolvency, reorganization, arrangement, winding-up, moratorium and other similar laws of general application limiting the enforcement of creditors' rights generally.

Personal Property Registry is not effective to perfect the security interest in serial numbered goods, if any. The opinion in paragraph 22 is subject to there being potential adverse claims granted by statute or by a court that may have priority over the security interest granted to the Agent in the Certificated Pledged Securities, including statutory liens, deemed trusts in favour of the Crown or other protected groups, and court-ordered priming charges in insolvency proceedings.

This qualification is unnecessary in light of existing language in paragraph 22

(s) The enforceability of the Documents is subject to the provisions of the *Limitations Act, 2002* (Ontario) (the "Act") and the provisions of Book Eight of the *Civil Code* in respect of limitations and we express no opinion as to whether a court might find any provision in any of the Documents to be unenforceable as an attempt to vary, suspend or exclude athe ultimate limitation period underestablished by Section 15 of that Act or the Civil Code.

(t) Perfection of the Agent's security interest in the Pledged Shares by possession of the Pledged Shares continues only so long as the Agent or a person on its behalf other than any Loan Party or its agent continues to hold the Pledged Shares as collateral.

[redacted] in light of STA

(u) There is some doubt about the power of the directors of the Corporations to irrevocably bind themselves to the approval of any future transfer of the Pledged Collateral by the Agent or its nominee.

(v) The opinion expressed in paragraph 26 is based on and/or subject to:

(i) the assumption that other than the Documents, there are no other agreements, understandings or matters which would affect the opinion set out in paragraph 26;

(ii) the current provisions of the ITA, and the current regulations thereunder, all specific proposed amendments thereto detailed in public statements issued by the Department of Finance (Canada) prior to the date hereof and our understanding of the administrative policies and assessing practices published in writing by the Canada Revenue Agency and publicly available prior to the date hereof;

(iii) the assumption that each of the Events of Default set out in Section 8 of the Credit Agreement, and the events giving rise to a requirement to make a Prepayment Offer, are commercially reasonable,

14. by-products supply agreement dated as of March 31, 2006 between Lake Erie Coke Limited Partnership and Lake Erie Steel Limited Partnership

15. office licence dated as March 31, 2006 between Hamilton Steel Limited Partnership and the Borrower

16. office licence dated as March 31, 2006 between Lake Erie Steel Limited Partnership and the Borrower

ADD:

17. Amended Intercreditor Agreement

18. ABL Credit Documents

19. New Secured FRN Credit Documents

20. [Existing Intercreditor Agreement] [Note: this can be given by way of a reasoned opinion]

21. Province Credit Documents

22. Province Intercreditor Agreement

23. Pension Agreement

News release via Canada NewsWire, Toronto 416-863-9350

59

RECEIVED

Attention Business Editors:
Stelco provides post-restructuring update

HAMILTON, April 2 /CNW/ - Stelco Inc. today provided an information update following the Company's emergence from its Court-supervised restructuring as of midnight at the end of March 31, 2006.

As the Company indicated earlier that day, it had satisfied the conditions to implementation of its restructuring plan under the Companies' Creditors Arrangement Act ("CCAA") and the reorganization of its corporate structure under the Canada Business Corporations Act. The transactions contemplated under these plans have been completed.

The new Stelco is positioned to establish itself as a viable and competitive steel producer for the long term. It has a new $600 million asset backed loan facility; a $375 million secured revolving term loan; a low interest loan of $150 million from the Province of Ontario; a plan in place to pay its pension plan deficiency, and $143,000,000 in new equity through the issuance of New Common Shares to Tricap Management Limited, Sunrise Partners Limited Partnership, Appaloosa Management L.P., Mr. Rodney Mott (the Company's new president and chief executive officer), and other former creditors that elected to receive additional common share equity in lieu of a portion of the cash distributions which they otherwise would have received.

A new board of directors has assumed office. Its members, as announced on previous occasions, are Messrs. Courtney Pratt (Chairman), Dennis Belcher, Laurie Bennett, Steve Cohn, Pierre Dupuis, Peter Gordon, John Lacey, Cyrus Madon and Tony Molluso.

Upon the Company's emergence from the CCAA process and the assumption of office by the new board of directors, the resolution appointing Rodney Mott as Stelco's president and chief executive officer as of April 1, 2006 took immediate effect.

The board of directors has authorized a personal investment in the Company by Mr. Mott, who will purchase 1 million New Common Shares of the Company at a purchase price of $5.50 per share, for total proceeds of $5.5 million. The transaction is expected to be completed on Monday, April 3, 2006.

The board has also adopted an employee Stock Option Plan subject to necessary approvals. Like similar plans in other companies, it is designed to assist in the retention and motivation of key employees. The Plan is also intended to assist in the Company's pursuit of improved shareholder value and long-term financial performance.

2.61 million New Common Shares are reserved for issuance under the Stock Option Plan. The board has now allotted 1.94 million of those shares, including an allotment to Mr. Mott of stock options for the purchase of 1.04 million of those 1.94 million shares, at an exercise price of $5.50 per New Common Share. The options will vest over a four-year period in equal installments on a semi-annual basis beginning in September 2006.

A number of new securities issued in connection with Stelco's restructuring plan will be listed and commence trading on the Toronto Stock Exchange on Monday, April 3, 2006. The New Common Shares, carrying one vote per share, will trade under the stock symbol STE. The New Secured Floating Rate Notes, to be quoted and traded in U.S. funds, will trade under the stock symbol STE.NT.U. The New Warrants, each of which entitles the holder to purchase one New Common Share at a price of $11.00 on or after June 28, 2006 until March 31, 2013, will trade under the stock symbol STE.WT.

The securities and cash being distributed to Affected Creditors under the Restructuring Plan will be distributed on Monday, April 3, 2006. However, no securities or cash are being distributed to Affected Creditors who held the 9.5% convertible subordinated debentures due 2007 which the Court supervising Stelco's restructuring has ordered be held by the Monitor, in trust, pending resolution of the litigation over the entitlement to these distributions. Also, with respect to Affected Creditors who held Stelco's 8% debentures due 2006 or 10.4% debentures due 2009, $2,200,000 and $1,800,000 respectively of the cash payable to those Affected Creditors has been paid to the respective trustees of those debentures, in trust, in respect of the litigation over the

entitlement to the distributions as between the Corporation's previous debentureholders.

After taking into account the issuance of securities under the Restructuring Plan and to Mr. Mott and other employees, Stelco will then have outstanding:

- -- 27,100,000 New Common Shares;
- -- 2,269,600 New Warrants; and
- -- US$235,070,000 of New Secured Floating Rate Notes,

plus options to purchase 1.94 million of the Company's New Common Shares.

Interest on the New Secured Floating Rate Notes will be payable in semi-annual installments on March 31 and September 30 of each year and will float with the London Interbank Offering Rate. The interest rate applicable from March 31, 2006 to September 30, 2006 is 10.61%.

Copies of indentures in respect of the New Secured Floating Rate Notes and the New Warrants will be available at www.mccarthy.ca/en/ccaa/ today and will be posted on www.sedar.com early in the coming week.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2005 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

-30-

For additional information,

%SEDAR: 00001549E

/For further information: please contact: Helen Reeves, (905) 528-2511, Extension 2702, Cell: (905) 515-0701;

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 18:04e 02-APR-06

60

STELCO INC.

MATERIAL CHANGE REPORT

FORM 51-102F3

1. Name and Address of Company

Stelco Inc. ("Stelco")
386 Wilcox Street
Hamilton, ON L8L 8K5

2. Date of Material Change

March 31, 2006.

3. News Release

The attached news release was issued by Stelco on April 2, 2006 through Canada NewsWire.

4. Summary of Material Change

On April 2, 2006, Stelco announced that is had emerged from its Court-supervised restructuring as of midnight on March 31, 2006.

5. Full Description of Material Change

At midnight on March 31, 2006, Stelco completed its restructuring under the *Companies' Creditors Arrangement Act* (Canada) and its corporate reorganization under the *Canada Business Corporations Act*.

Stelco emerged from its restructuring and corporation reorganization with new shares and loan capital including a new $600 million asset backed loan facility, a $375 million secured revolving term loan, a low interest loan of $150 million from the Province of Ontario, a plan in place to pay its pension deficiency and $143 million in new equity through the issuance of New Common Shares to Tricap Management Limited, Sunrise Partners Limited Partnership and Appaloosa Management LP, Rodney Mott and former creditors that elected to receive additional New Common Shares in lieu of a portion of the cash distributions that they otherwise would have received.

Stelco has a new board of directors and a new president and chief executive officer, Rodney Mott. The board authorized a private placement to Mr. Mott of 1 million New Common Shares at $5.50 per share. The board also adopted an employee stock option plan, subject to necessary approvals, and reserved 2.61 million shares for issuance under the plan, of which 1.94 million were allotted under options including an option granted to Mr. Mott to purchase 1.04 million New Common Shares at $5.50 per share.

After taking into account the securities issued under the restructuring plan and to Mr. Mott and other employees, Stelco has outstanding:

- 27,100,000 New Common Shares
- 2,269,600 New Warrants and
- US $235,070,000 of New Secured Floating Rates Notes

plus options to purchase 1.94 million New Common Shares.

Please refer to the attached press release.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Helen Reeves at 905-515-0701.

9. Date of Report

April 10, 2006

SCHEDULE

Stelco provides post-restructuring update

HAMILTON, April 2 /CNW/ - Stelco Inc. today provided an information update following the Company's emergence from its Court-supervised restructuring as of midnight at the end of March 31, 2006.
As the Company indicated earlier that day, it had satisfied the conditions to implementation of its restructuring plan under the Companies' Creditors Arrangement Act ("CCAA") and the reorganization of its corporate structure under the Canada Business Corporations Act. The transactions contemplated under these plans have been completed.

The new Stelco is positioned to establish itself as a viable and competitive steel producer for the long term. It has a new $600 million asset backed loan facility; a $375 million secured revolving term loan; a low interest loan of $150 million from the Province of Ontario; a plan in place to pay its pension plan deficiency, and $143,000,000 in new equity through the issuance of New Common Shares to Tricap Management Limited, Sunrise Partners Limited Partnership, Appaloosa Management L.P., Mr. Rodney Mott (the Company's new president and chief executive officer), and other former creditors that elected to receive additional common share equity in lieu of a portion of the cash distributions which they otherwise would have received.

A new board of directors has assumed office. Its members, as announced on previous occasions, are Messrs. Courtney Pratt (Chairman), Dennis Belcher, Laurie Bennett, Steve Cohn, Pierre Dupuis, Peter Gordon, John Lacey, Cyrus Madon and Tony Molluso. Upon the Company's emergence from the CCAA process and the assumption of office by the new board of directors, the resolution appointing Rodney Mott as Stelco's president and chief executive officer as of April 1, 2006 took immediate effect.

The board of directors has authorized a personal investment in the Company by Mr. Mott, who will purchase 1 million New Common Shares of the Company at a purchase price of $5.50 per share, for total proceeds of $5.5 million. The transaction is expected to be completed on Monday, April 3, 2006.

The board has also adopted an employee Stock Option Plan subject to necessary approvals. Like similar plans in other companies, it is designed to assist in the retention and motivation of key employees. The Plan is also intended to assist in the Company's pursuit of improved shareholder value and long-term financial performance.
2.61 million New Common Shares are reserved for issuance under the Stock Option Plan. The board has now allotted 1.94 million of those shares, including an allotment to Mr. Mott of stock options for the purchase of 1.04 million of those 1.94 million shares, at an exercise price of $5.50 per New Common Share. The options will vest over a four-year period in equal installments on a semi-annual basis

beginning in September 2006.

A number of new securities issued in connection with Stelco's restructuring plan will be listed and commence trading on the Toronto Stock Exchange on Monday, April 3, 2006. The New Common Shares, carrying one vote per share, will trade under the stock symbol STE. The New Secured Floating Rate Notes, to be quoted and traded in U.S. funds, will trade under the stock symbol STE.NT.U. The New Warrants, each of which entitles the holder to purchase one New Common Share at a price of $11.00 on or after June 28, 2006 until March 31, 2013, will trade under the stock symbol STE.WT.

The securities and cash being distributed to Affected Creditors under the Restructuring Plan will be distributed on Monday, April 3, 2006. However, no securities or cash are being distributed to Affected Creditors who held the 9.5% convertible subordinated debentures due 2007 which the Court supervising Stelco's restructuring has ordered be held by the Monitor, in trust, pending resolution of the litigation over the entitlement to these distributions.

Also, with respect to Affected Creditors who held Stelco's 8% debentures due 2006 or 10.4% debentures due 2009, $2,200,000 and $1,800,000 respectively of the cash payable to those Affected Creditors has been paid to the respective trustees of those debentures, in trust, in respect of the litigation over the entitlement to the distributions as between the Corporation's previous debentureholders.

After taking into account the issuance of securities under the Restructuring Plan and to Mr. Mott and other employees, Stelco will then have outstanding:

-- 27,100,000 New Common Shares;
-- 2,269,600 New Warrants; and
-- US$235,070,000 of New Secured Floating Rate Notes,

plus options to purchase 1.94 million of the Company's New Common Shares.

Interest on the New Secured Floating Rate Notes will be payable in semi-annual installments on March 31 and September 30 of each year and will float with the London Interbank Offering Rate. The interest rate applicable from March 31, 2006 to September 30, 2006 is 10.61%. Copies of indentures in respect of the New Secured Floating Rate Notes and the New Warrants will be available at www.mccarthy.ca/en/ccaa/ today and will be posted on www.sedar.com early in the coming week.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2005 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

-30-

For additional information,
%SEDAR: 00001549E
For further information: please contact: Helen Reeves, (905) 528-2511,
Extension 2702, Cell: (905) 515-0701;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media.

News release via Canada NewsWire, Toronto 416-863-9350 61

Attention Business Editors:
Stelco announces analyst conference call and web cast on first quarter 2006 financial results

HAMILTON, ON, April 25 /CNW/ - Stelco Inc. (TSX:STE) will host a conference call and web cast of its first quarter 2006 financial results at 11:00 a.m. Eastern Time on Thursday, May 11, 2006. The results are scheduled to be released earlier that morning.

<<
The following senior executives will be available on the call:

- Rodney B. Mott, President and Chief Executive Officer
- Colin Osborne, Vice President Strategy and Business Development
- Bill Vaughan, Chief Financial Officer

Call details are:

Date:	Thursday, May 11, 2006
Time:	11:00 a.m. Eastern Time
Toronto area or Overseas:	(416) 641-6105
North America:	(866) 696-5895

The conference call and web cast will be available on Stelco's web site at www.stelco.com. Please choose "Investor Centre" and select "Webcasts". Please log in at least 15 minutes prior to the call.

For those unable to participate in the conference call, a taped rebroadcast will be available until midnight May 18, 2006. The numbers for the rebroadcast are:

Local or Overseas:	(416) 695-5800
North America:	(800) 408-3053
Passcode:	"STELCO" or 783526

>>

As well, the conference call will be archived on Stelco's web site at www.stelco.com. To access the replay, choose "Investor Centre" and select "Webcasts".

%SEDAR: 00001549E

/For further information: /
(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 10:28e 25-APR-06

62

CIBC Mellon Trust Company

April 25, 2006

sellies@mccarthy.ca

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	Office of the Administrator of the Securities Act, New Brunswick
Ontario Securities Commission	British Columbia Securities Commission
Registrar of Securities, Prince Edward Island	Autorité des marchés financiers

Dear Sirs:

RE: STELCO INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	June 22, 2006
RECORD DATE FOR NOTICE:	May 16, 2006
RECORD DATE FOR VOTING:	May 16, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	May 16, 2006
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	COMMON

Yours very truly,
CIBC MELLON TRUST COMPANY

Vijaya Murugaanandan
Administrator, Client Services
Direct Dial: (416) 643-5567

cc: CDS & Co. (Via Fax)

pk\NM_Stelco

News release via Canada NewsWire, Toronto 416-863-9350

63

Attention Business Editors:
Stelco Chief Financial Officer to retire

HAMILTON, ON, May 4 /CNW/ - Stelco Inc. (TSX:STE) announced today that William E. (Bill) Vaughan will retire as Chief Financial Officer of the Company, effective May 20, 2006.

Bill has had a distinguished 38-year career with Stelco. A Certified Management Accountant, he joined the Company in 1968. Since then he has held a number of executive positions in the areas of administration, planning and control, and finance. He was named Senior Vice President - Finance in January 2004 and Chief Financial Officer in April of that year. He played a central role in the Company's recent successful restructuring under the Companies Creditors Arrangement Act. Bill has indicated that he is prepared to assist during a transition period.

About Stelco

Stelco is one of Canada's largest publicly-traded steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2005 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

%SEDAR: 00001549E

/For further information: Helen Reeves, VP, Corporate Communications and Public Affairs, (905) 528-2511, Extension 2702;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./

(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 17:24e 04-MAY-06

64

stelco

STELCO INC.
QUARTER 1, 2006
REPORT TO THE SHAREHOLDERS

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") is dated May 10, 2006 and is in respect of the consolidated financial statements of Stelco Inc. ("Stelco" or the "Corporation") for the quarter ended March 31, 2006. The purpose of Stelco's MD&A is to provide commentary on the Corporation's financial situation and future prospects, focusing on the Corporation's Integrated Steel segment. Stelco sold all of its Mini-mill and Manufactured Products segments by February 1, 2006 – see "Discontinued Operations" below for additional comments. The March 31, 2006 Consolidated Statement of Financial Position has been prepared on a fresh start basis (see Note 5 to the Consolidated Financial Statements) and, as such, is not comparable to prior periods. All other financial statements contained in the interim Consolidated Financial Statements are comparable. The Corporation prepares its interim consolidated financial statements (the "Consolidated Financial Statements") in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The following MD&A should be read in conjunction with the MD&A and annual audited Consolidated Financial Statements and the accompanying notes contained in the Corporation's 2005 Annual Report, and with the interim Consolidated Financial Statements contained in this report. Additional information about Stelco is available in the Corporation's 2005 Annual Information Form, which can be accessed from SEDAR at www.sedar.com.

This document has been reviewed by the Audit Committee of Stelco's Board of Directors and contains information current as of May 10, 2006. Events occurring after that date could render the information covered herein inaccurate or misleading in a material respect.

Forward-Looking Statements

This MD&A, including the documents incorporated by reference, contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include, but are not limited to factors relating to the future of the business, financial position, operations and prospects of Stelco, including (1) Stelco's strategies and plans to reduce costs; (2) labour matters related to Stelco's predominantly unionized workforce; (3) pension matters; (4) consolidation in the steel industry; (5) changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; (6) new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; (7) Stelco's energy and raw material costs and the availability of such materials; (8) the volatility of selling prices for steel; (9) international trade matters, including increases in steel imports into Canada; (10) employee matters, including the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; (11) development of new products; and (12) planned capital expenditures; (13) currency fluctuations in the US dollar and its impact on steel pricing, and costs. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of

prices of, steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Stelco's views as of any date subsequent to the date of this MD&A.

BUSINESS DESCRIPTION

Stelco Inc. operates its businesses through partnerships, subsidiaries and joint ventures. The Corporation is one of Canada's largest publicly traded steel companies. The Corporation operates two integrated steel plants in Ontario, Canada which service customers in the automotive, steel service center, appliance, energy, construction, and pipe and tube industries within North America. In addition, Stelco has ownership interests in three iron ore properties, which provide to the integrated steel plants approximately 90% of their iron ore requirements as feedstock in the steelmaking process.

CCAA PLAN, RELATED AGREEMENTS, AND NEW FINANCING

On January 29, 2004, Stelco and certain related entities filed for protection under the Companies' Creditors Arrangement Act ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice granting it creditor protection. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Proceedings"). The Canadian proceedings included Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and Stelwire Ltd. ("Stelwire"), which were collectively referred to as the "Applicants". The U.S. Proceedings included Stelco, Stelpipe, and Stelwire. The Corporation's other subsidiaries and joint ventures were not included in the proceedings. For the periods prior to emergence from CCAA, collectively, the Applicants and the Corporation's other subsidiaries and joint ventures are referred to as the "Predecessor" in the Consolidated Financial Statements.

At the end of the day on March 31, 2006, the Predecessor implemented its Third Amended and Restated Plan of Arrangement and Reorganization (the "CCAA Plan"), as approved by the Court on January 20, 2006, and emerged from CCAA protection. For the purpose of these Consolidated Financial Statements the Corporation is referred to as the "Successor" in respect of the period after implementation of the CCAA Plan. Also, on March 31, 2006, a plan of arrangement under the Canada Business Corporation's Act ("the CBCA") that involved the Corporation (the "CBCA Plan") was implemented. In accordance with the CBCA Plan, the Predecessor's business was reorganized with specific assets and liabilities being transferred into separate limited partnerships. Upon implementation of this reorganization, Stelco became the parent company and limited partner of these limited partnerships. Further information on the CCAA Plan and CBCA Plan is outlined below.

Treatment of Stakeholders Compromised under the CCAA Plan

Holders of Affected Claims

Under the CCAA Plan, the claims of the unsecured creditors (the "Affected Creditors") were not satisfied in full by the consideration distributed under the CCAA Plan. The final accepted Affected Creditor claims of $547 million were settled in exchange for the following:

- New Secured Floating Rate Notes ("FRN's") in the U.S. dollar equivalent of $275 million Canadian;
- 6,364,000 newly issued common shares (the "New Common Shares") of Stelco (1,100,000 prorated among all Affected Creditors and 5,264,000 prorated based on amounts elected through the share election process);
- Cash of $108,548,000;
- Warrants for 1,418,500 New Common Shares (the "New Warrants") with an exercise price of $11.00 per New Common Share and a seven-year term.

Holders of Series A and B voting Common Shares

The Series A and B voting common shares previously outstanding were exchanged into new redeemable shares, at a ratio of 0.000001 for each such share. Such shares were then redeemed and cancelled on March 31, 2006 for nil consideration.

Agreements

Plan Sponsor Agreement

The New Common Shares of the restructured Stelco were divided among three groups under the CCAA Plan: the Affected Creditors (as referred to above), the Province of Ontario (the "Province") and Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors"). The Province obtained its equity interest as part of the financing provided to Stelco (see Note 12 to the Consolidated Financial Statements) wherein it received warrants to purchase 851,100 New Common Shares. The Equity Sponsors acquired their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, the Equity Sponsors agreed to purchase 19,736,000 New Common Shares of Stelco at a price of $5.50 per share for proceeds of $108,548,000. These funds were used for the cash distribution to Affected Creditors under the CCAA Plan as referred to above.

Pension Plan Funding Arrangements

Stelco and the Province along with the Superintendent of Financial Services of Ontario and certain of the newly formed LPs entered into a pension funding agreement (the "Pension Agreement") on March 31, 2006, that outlines the funding arrangements with respect to Stelco's four main pension plans. The purpose of the Pension Agreement is to transition the four main plans from the Section 5.1 election of Regulation 909 of the Pension Benefits Act (Ontario) (the "PBA"), which had exempted the four main plans from funding of the solvency deficiencies under the plans in exchange for higher pension benefit guarantee fund payments, to the general regulatory requirements of the PBA by no later than January 1, 2016.

The key terms of the Pension Agreement are as follows:

- Stelco was obligated to make an initial up-front payment of $400 million to its four main pension plans less any contributions to plans already made in 2006. As a result, Stelco made a $382 million payment to the plans on March 31, 2006;
- Stelco will fund its four main pension plans in the following amounts in the years subsequent to December 31, 2005:
  Years 1 – 5: $65 million per year ($32.5 million in 2006), payable monthly, commencing July 1, 2006;
  Years 6 – 10: $70 million per year, payable monthly;
- Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of certain minimum thresholds as set out in the Pension Agreement, subject to Stelco having more than a minimum liquidity amount; and
- Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015, provided that any future benefit improvements required to be funded in accordance with the PBA will be in addition to the funding payments outlined above.

New Province Note

The Province has provided Stelco with an advance by way of the New Province Note in the amount of $150 million. The Note bears an interest rate of 1% per annum and is repayable on December 31, 2015 (subject to an extension to March 31, 2016 in certain circumstances) and can be repaid in cash or Stelco common shares. The Note is subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before that date and provided there is no Event of Default under the Note. See Note 12 to the Consolidated Financial Statements for additional information.

Federal Government Grant

The Government of Canada announced on November 23, 2005, that it would provide a $30 million co-generation grant. The federal contribution represents approximately 60% of the initial cost of the Corporation's near-term cogeneration spending. Since the time of the commitment, there has been a change in Government. The Corporation has initiated a dialogue with the new government in order to reconfirm and secure the $30 million commitment. To date, the grant has not been reconfirmed.

Corporate Reorganization

On February 14, 2006, the Court approved a reorganization of the Predecessor pursuant to the CBCA Plan. As a result, specific assets and liabilities of the Predecessor's business were transferred into nine separate limited partnerships upon implementation of the CBCA Plan at the time of its emergence from the Court-supervised restructuring process.

The following business units of the Predecessor were established and the Predecessor transferred assets and liabilities to these business units which were formed as limited partnerships ("LPs"): Hamilton Steel Limited Partnership; Lake Erie Steel Limited Partnership; two LPs related to energy assets (primarily a future business); two surplus land LPs; two coke production facility LPs; and an LP related to the Corporation's mining interests. Upon reorganization, Stelco became the parent company and limited partner of these limited partnerships.

DISCONTINUED OPERATIONS

The Corporation completed the sale of AltaSteel Ltd., Norambar Inc., Stelwire, and Stelfil Ltée (collectively the "Non-Core Subsidiaries") during the first quarter of 2006 for gross proceeds of $107 million (subject to final working capital adjustments). A $40 million net pre-tax loss was recorded on the disposition of Stelco's shares in the Non-Core Subsidiaries. This loss is included in discontinued operations on the Consolidated Statement of Earnings (Loss). The net pre-tax loss is comprised of:

- $145 million settlement losses relating to the pension and other benefit plans of the Non-Core Subsidiaries; and
- $105 million gain on the sale of the shares of the Non-Core Subsidiaries.

AltaSteel Ltd.

The shares of AltaSteel Ltd. and its corresponding investment in both MOLY-COP Canada and GenAlta Recycling Inc. were sold to Moly Cop Steel Inc., an affiliate of Scaw International Sarl. The sale closed on January 31, 2006 for gross proceeds of $77 million (subject to final working capital adjustments). Stelco recorded a net pre-tax gain of $12 million comprised of a $36 million gain on the sale of Stelco's investment in AltaSteel Ltd., partially offset by a settlement loss of $24 million relating to the pension and other benefit plans of AltaSteel Ltd.

Norambar Inc., Stelwire, and Stelfil Ltée

Mittal Canada Inc. purchased the shares of Norambar Inc., Stelwire, and Stefil Ltée from Stelco on February 1, 2006 for a gross purchase price of $30 million (subject to final working capital adjustments). Stelco recorded a net pre-tax loss of $52 million comprised of a settlement loss of $121 million relating to the pension and other benefit plan of these subsidiaries, partially offset by a $69 million gain on the disposition of Stelco's investment.

Financial Statement Information

The following tables summarize the net sales, earnings (loss) before income taxes, and net earnings (loss) relating to all of the Corporation's discontinued operations:

Three months ended March 31 (in millions)			2006			2005
	Mini-mills[1]	Manufactured Products[2]	Total	Mini-mills[1]	Manufactured Products[2]	Total
			(Predecessor)			(Predecessor)
Net Sales	$ 41	14	55	$ 116	143	259
Costs, amortization, and financial expense	37	19	56	105	141	246
	4	(5)	(1)	11	2	13
Settlement loss (employee future benefits)	71	74	145	–	–	–
Gain on sale of investment in subsidiaries	(46)	(59)	(105)	–	–	–
Earnings (loss) before income taxes	(21)	(20)	(41)	11	2	13
Current income taxes (recovery)	1	–	1	–	2	2
Future income taxes (recovery)	(8)	(1)	(9)	3	(1)	2
Future income tax valuation allowance	9	1	10	–	1	1
Net earnings (loss)	$ (23)	(20)	(43)	$ 8	–	8

(1) AltaSteel Ltd. including its 50% interest in GenAlta Recycling Inc., and Norambar Inc. including its wholly owned subsidiary Fers et Métaux Ltée.

(2) Stelwire, Stelfil Ltée., Stelpipe, Welland Pipe, Camrose Pipe Company (2005 only), and MOLY-COP Canada.

FINANCIAL AND OPERATIONAL SUMMARY

Stelco Inc.

($ in millions, except as indicated *) (unaudited)

Three months ended March 31		2006		2005**		Favourable (Unfavourable)
	(Predecessor)		(Predecessor)			
Net sales	$	674	$	728	$	(54)
Costs		695		593		(102)
Amortization of property, plant, and equipment		27		26		(1)
Amortization of intangible assets		1		1		–
Operating earnings (loss)* **		(49)		108		(157)
Reorganization items (Note 6)		21		21		–
		(70)		87		(157)
Financial expense						
Interest on long-term debt and debt subject to compromise		10		10		–
Other interest – net		5		4		(1)
Earnings (loss) before income tax from continuing operations		(85)		73		(158)
Income tax expense (recovery) (Note 10)						
Current		7		21		14
Future		(33)		3		36
Future income tax asset valuation allowance (release)		20		8		(12)
Net earnings (loss) from continuing operations		(79)		41		(120)
Net earnings (loss) from discontinued operations (Note 9)		(43)		8		(51)
Net earnings (loss)	$	(122)	$	49	$	(171)
Earnings (loss) per common share from continuing operations (Note 17)	*$	(0.77)	*$	0.40	*$	(1.17)
Earnings (loss) per common share (Note 17)	*$	(1.19)	*$	0.48	*$	(1.67)
Average revenue per ton	*$	692	*$	803	*$	(111)
Cost per ton	*$	714	*$	654	*$	(60)
Semi-finished steel production (thousands of net tons)		997		1,020		(23)
Shipments (thousands of net tons)		974		907		67

** Restated – see Note 9 to the Consolidated Financial Statements

*** "Operating earnings (loss)" is a non-GAAP financial measure used by management to assess the performance of the Corporation. The Corporation's use of this measure may not be comparable to measures used by other companies. In accordance with Canadian GAAP, a reconciliation of Operating earnings (loss) to Net earnings (loss) is presented above.

All note references in this document are to the Corporation's March 31, 2006 Consolidated Financial Statements.

All information stated below excludes the discontinued operations of the Corporation. The continuing operations are the Integrated Steel segment, which comprise those business units that include and are primarily associated with the Hamilton and Lake Erie steel plants and their raw materials properties. The primary markets served by this segment are automotive, transportation, construction, manufacturing, pipe and tubular manufacturers, steel service centres, and steel fabricators.

OVERVIEW

Overall revenue per ton decreased by 14% in first quarter 2006 compared to first quarter 2005. This was due to the renewal of customer contracts for 2006 at lower prices than the previous year as well as lower spot market prices. Demand and pricing in the first quarter remained stable when compared to fourth quarter 2005 as steel service centre inventory levels remain at lower levels.

The planned fourth quarter 2005 Phase 2 upgrade to the Lake Erie hot strip mill extended longer than planned, negatively impacting the facility's overall production, the volume and mix of products shipped, and revenue from sales in the first quarter of 2006, as well as the fourth quarter of 2005.

Financial Information

Net Sales and Costs

Quarter ended March 31, 2006

Net sales for the quarter ended March 31, 2006 were 7% lower than the same quarter of 2005 mainly due to a 14% decrease in average revenue per ton, partly offset by an 7% increase in steel shipments. The first quarter decrease in revenue and average revenue per ton was primarily due to:

- renewal of customer contracts at lower prices and lower spot prices;
- the fourth quarter 2005 Lake Erie hot strip mill outage resulting in a lower value-added mix of sales mainly due to increased slab sales;
- the negative impact of the higher Canadian dollar; and
- the first quarter 2005 included selling price surcharges implemented to cover high raw material and energy costs.

Costs in first quarter 2006 were up 17% compared with the same quarter 2005 and average cost per ton was up 9% primarily due to:

- higher spending for repairs and maintenance, purchased services and supplies;
- higher natural gas, coal and ore, and zinc costs;
- the flow through of high-cost inventories produced in the previous quarter; and
- the impact of the fourth quarter 2005 Lake Erie hot strip mill upgrade, which resulted in high-cost outside conversion of slabs to hot roll coils.

The above cost increases were partially offset by:

- lower purchased coke and scrap costs;
- lower electricity costs, which were positively impacted by the provincial government rebate program;
- a lower value-added mix of sales; and
- reduced labour costs at Hamilton resulting from the continuing attrition of the workforce.

Reorganization Items

Reorganization items incurred in the first quarter of 2006 amounted to $21 million, of which $12 million related to professional fees (including fees to professionals representing other stakeholders) and $9 million for success fees that were triggered upon implementation of the CCAA Plan and emergence from CCAA and paid to a number of the Corporation's advisors. Comparatively, $21 million was incurred in the first quarter of 2005, which included professional fees of $10 million and a break fee of $11 million paid to Deutsche Bank. Professional fees will continue to be incurred into the second quarter of 2006 but are expected to be substantially lower than amounts incurred in previous quarters.

Financial Expense

Total financial expense of $15 million was incurred during the first quarter of 2006 as compared to $14 million in the same quarter of 2005. The difference relates predominantly to higher interim borrowings on the Corporation's short-term credit facility in 2006.

Income Tax Expense

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

While the Corporation and its subsidiaries recognize future income tax assets where applicable, a future income tax asset valuation allowance of $20 million and $8 million was incurred in the first quarters of 2006 and 2005 respectively related to continuing operations.

Operational Information

Trade

Imports reached 54% of apparent domestic steel consumption in January, which is a record high. Domestic producers, including Stelco, continue to lose market share. Import permit data for first quarter 2006 indicates that steel imports from China increased almost 23% over the same period a year earlier.

On March 30, 2006, the Canadian Border Services Agency ("CBSA") completed the first phase of a sunset review of the August 1, 2001 ruling by the Canadian International Trade Tribunal ("CITT") that imports of hot rolled sheet from certain countries had injured the Canadian domestic industry. The CBSA ruled that the termination of the finding would likely result in a resumption of dumping by exporters from Brazil, China, Chinese Taipei, India, South Africa, and Ukraine. At the same time it ruled that dumping is unlikely to resume from Bulgaria, Macedonia, and Serbia and Montenegro. The CITT will now assess the likelihood of continued injury as a result of imports from the first set of countries and will convene a hearing starting June 19, 2006 in Ottawa. A ruling is expected before the end of July.

On March 8, 2006, the U.S. Department of Commerce ("DOC") issued its final determination in its 11th Administrative Review of Canadian shipments of Corrosion Resistant Steel Sheet (primarily galvanized) and assigned a 3.08% duty deposit rate to Stelco. That rate is higher than the 'de minimis' rates found in the 10th review and in the preliminary for the 11th review, reflecting a change in DOC methodology.

The U.S. International Trade Commission ("ITC") has begun a sunset review of the same Corrosion Resistant Steel Sheet ruling which covers certain other countries as well as Canada. The Corporation intends to participate in the review process in order to demonstrate that imports into the U.S. from Canada are not a continuing cause of injury to U.S. producers. The public hearing is scheduled for October 16, 2006 in Washington, D.C.

Health, Safety and Environment

Hamilton Steel LP and Lake Erie Steel LP are both International Standards Organization ("ISO") 14001 registered. The compliance audits of Hamilton Steel LP and Lake Erie Steel LP ISO 14001 systems were satisfactorily completed. This system provides the framework for the implementation, maintenance, and continuous improvement process for managing environmental aspects at both integrated plants.

It is anticipated the Hamilton Steel LP sinter plant will achieve reductions in its dioxin emissions in 2006. In the fourth quarter 2005, using new trial technology, dioxin emissions were reduced to levels below limits that apply after 2010. Permanent equipment is now being installed to implement this technology.

Equipment Upgrades

An outage of approximately 10 days, including commissioning, is scheduled for June, 2006 to install the sixth finishing stand at the Lake Erie Steel LP hot strip mill as the next stage of the Phase 2 upgrade. The sixth finishing stand is expected to be fully functional six weeks after the outage. The incremental drive conversion and the quick roll change are scheduled to be completed by the first half of 2007.

Facilities/Competitiveness

The cold rolled and coated products facilities at Hamilton Steel LP are registered to ISO/TS 16949. The Bar Product mills at Hamilton Steel LP, and the 2050 hot strip mill at Lake Erie Steel LP are scheduled to be registered to ISO/TS 16949 in the 2nd and 3rd quarters of 2006 respectively. ISO/TS 16949 is an international quality management system standard developed by the International Automotive Task Force and the Japan Automotive Manufacturers Association in conjunction with the international standards community. As internal suppliers to the finishing mills, the Hamilton Steel LP and Lake Erie Steel LP blast furnace and steelmaking facilities are scheduled to be registered to ISO 9001 by the end of 2006. By meeting these standards, Stelco demonstrates its ability to consistently provide product that meets customer requirements, and enhance customer satisfaction through continual improvement of processes, products and services.

The Corporation's previously announced strategic capital spending plan is currently under review by the Corporation's new management.

Labour Matters

The Hamilton Steel LP labour contract with USW Local 1005 will expire on July 31, 2006. Negotiations are expected to commence mid-May with the objective of achieving a new contract prior to this expiration.

SUMMARY OF QUARTERLY RESULTS

The following table shows the Corporation's quarterly financial performance over the last eight quarters. The Corporation does not typically experience significant seasonal fluctuations in revenues.

Stelco Inc. (Predecessor)

(in millions except as indicated *)

		2006	2005	2005**	2005**	2005**	2004**	2004**	2004**
		Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Sales	$	674	608	559	658	728	678	691	626
Operating earnings (loss)***	$	(49)	(58)	(36)	78	108	53	78	34
Earnings (loss) before income tax from continuing operations	$	(85)	(103)	(62)	53	73	23	54	11
Net earnings (loss) from continuing operations	$	(79)	(67)	(18)	35	41	21	42	14
Net earnings (loss)	$	(122)	(120)	(42)	40	49	1	58	42
Earnings (loss) from continuing operations per common share +									
Basic	*$	(0.77)	(0.66)	(0.18)	0.34	0.40	0.21	0.41	0.14
Fully diluted	*$	(0.77)	(0.66)	(0.18)	0.30	0.35	0.18	0.36	0.13
Net earnings (loss) per common share +									
Basic	*$	(1.19)	(1.17)	(0.41)	0.39	0.48	0.01	0.57	0.41
Fully diluted	*$	(1.19)	(1.17)	(0.41)	0.34	0.41	0.01	0.49	0.36
Average revenue per ton	*$	692	685	690	783	803	770	789	680
Cost per ton	*$	714	720	700	680	654	681	667	613
Semi-finished steel production (thousands of net tons)		997	982	875	1,054	1,020	1,115	1,141	1,085
Shipments (thousands of net tons)		974	888	810	840	907	881	876	921

** Restated – see Note 9 to the Consolidated Financial Statements.
*** Operating earnings (loss) is a non-GAAP financial measure. See Financial and Operational Summary on page 5 for a GAAP reconciliation.
\+ Earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the quarter.

Net Sales and Costs

Quarter 1, 2006 Compared to Quarter 4, 2005

Net sales for the first quarter of 2006 were 11% higher than fourth quarter 2005. Steel shipments were 10% higher than fourth quarter 2005, while revenue per ton was 1% higher. Fourth quarter 2005 revenue and shipments were negatively impacted by the Phase 2 upgrade of the Lake Erie hot strip mill.

Cost per ton in first quarter 2006 was down 1% compared with fourth quarter 2005 primarily due to:

- lower natural gas and purchased coke costs;
- lower electricity costs, which were positively impacted by the provincial government rebate program;
- lower repairs and maintenance and supplies spending; and
- increased production levels at Lake Erie and Hamilton.

The above cost decreases were partially offset by:

- a higher value-added mix of sales; and
- the flow through of high-cost inventories produced in the previous quarter.

RISK FACTORS

Pricing

Factors affecting volatility of selling prices include:

- the strength of the economy in the United States;
- the impact China may have globally as its economy grows and the relationship of its consumption of steel relative to its growth in steelmaking capacity;
- the impact of imports and threat of imports from Europe and Asia on North American selling prices;
- the U.S./Canadian dollar exchange rate;
- the cyclical nature of the steel industry;
- material substitution when steel prices are relatively high.

Due to price volatility, the Corporation cannot rely on high selling prices being sustainable in the longer term and believes it cannot compete effectively in the longer term unless it takes steps to lower its overall costs.

Costs

Stelco is continuing with its efforts to lower costs in order to ensure its long-term viability, which includes improved productivity and a leaner management structure with fewer layers between the customer and the Corporation's senior management. There can be no assurance that cost reduction initiatives will be sufficient to sustain long-term viability.

Labour Matters

The Corporation's workforce is predominantly unionized and is covered by various labour agreements. The Hamilton Steel collective bargaining agreement with USW Local 1005 will expire on July 31, 2006. There can be no assurance that labour difficulties at any of Stelco's business units will not result in a significant loss of production and revenue and have a material adverse effect on the business, financial condition, and results of operations at Stelco.

Pension Plans

Stelco and the Province entered into the Pension Agreement to provide for funding arrangements with respect to Stelco's four main pension plans. See "Pension Plan Funding Arrangements" under "CCAA Plan, Related Agreements, and New Financing – Agreements" for further details. Despite the level of contributions required under the Pension Agreement, the solvency deficiency could grow as a result of future actuarial losses and benefit changes.

Environmental Compliance

The Corporation is subject to substantial and evolving environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control, and the generation, handling, storage, transportation, and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial, or municipal jurisdictions.

Stelco regularly reviews and audits the operating practices of each business to monitor compliance with the Corporation's health, safety and environmental policies and legal requirements. The Corporation believes that future costs relating to environmental compliance can be dealt with in a manner such that they will not have a material adverse effect on the Corporation's financial position. There is always the possibility, however, that unforeseen changes, such as in the laws or enforcement policies of relevant government bodies, or the discovery of changed conditions on the Corporation's real property or its operations could result in an increase in the costs of environmental compliance that could result in a material adverse effect on the Corporation's financial position.

Unplanned Repairs or Equipment Outages

Stelco is heavily dependent upon the continuous operation of its plants and equipment. There can be no assurance that unplanned downtime at any of Stelco's facilities will not have a material adverse effect on Stelco. Stelco maintains first party property and boiler and machinery breakdown insurance, both of which include business interruption coverage, to address some of these exposures to the extent of the limits of coverage and the terms of the individual insurance contracts.

Technology

The Corporation is subject to competition from new technological developments used by other steel producers.

Expenditures in 2006 are expected to include approximately $70 million related to the Lake Erie Steel Limited Partnership hot strip mill upgrade.

Stelco must continue to improve both its product and process technologies in order to achieve a competitive cost structure and maintain its competitive position in the high value-added automotive market. In particular, failure to meet the automotive industry's ever-more demanding requirements for product quality and service, and failure to provide the new grades of advanced high-strength steels will seriously jeopardize Stelco's long-term participation in this market. There is no assurance that Stelco will be able to improve its product and process technologies or that improvements, once implemented, will meet the automotive market's quality and service requirements. Refer to "Forward-Looking Statements" on page 1.

Steel Industry Consolidation

Stelco could face risks related to cost competitiveness and access to large customers if it does not participate in the steel industry consolidation.

Supply and Pricing of Raw Material and Energy

The Corporation's operations require substantial amounts of raw materials and energy including coal, iron ore, coke, scrap, natural gas, electricity, and other inputs. The price and availability of such raw materials and inputs are subject to market forces where the Corporation does not have ownership interests and, in some cases, to government regulations and, accordingly, are subject to change. Increases in the price of natural gas, coal, scrap, and coke can have a significant negative impact on the Corporation's costs.

The Corporation produces approximately 85% of its annual coke requirements through its own coke ovens. However, it purchases 100% of its metallurgical coal requirements (raw material for the coke ovens) at market prices. Stelco has secured 100% of its 2006 metallurgical coal requirements under purchase contracts.

Through its ownership interests in iron ore mining properties and related supply agreements Stelco has secured approximately 90% of its 2006 requirements at its cost of production.

The Corporation's financial performance is exposed to price volatility associated with the electricity commodity market. The Government of Ontario introduced competition to the electricity market on May 1, 2002, giving rise to uncertainty of prices since commodity prices are now determined based on hourly supply and demand requirements. Large industrial end-users such as Stelco have been provided with some relief through a rebate program called the "Rebate on OPG Non-Prescribed Assets". On February 9, 2006, the provincial government announced they have extended the rebate program to April 30, 2009. Stelco's strategic plan includes co-generation facilities that will minimize Stelco's short- and long-term exposure to energy price fluctuations.

Trade Regulations

A number of foreign steel producers have in the past exported large quantities of steel to North America, impairing Stelco's ability to sell its products and, accordingly, its profitability. This steel has often been sold at levels that are below cost or below home market price, a practice known as "dumping". Existing trade laws and regulations in Canada may be inadequate to prevent such trade practices. Some foreign steel producers are owned, controlled or subsidized by foreign governments. Decisions by these foreign producers to continue production at marginal facilities may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions and may further contribute to excess global capacity. Moreover, trade regulation in other countries, particularly in the United States, could materially adversely affect Stelco through the imposition of dumping duties which would reduce or effectively eliminate their access to certain steel markets.

Employees

Approximately 27% of Stelco's salaried workforce and 45% of the hourly workforce at Hamilton Steel Limited Partnership are eligible to retire under the current provisions of the defined pension benefit plans. A further 34% and 46% respectively of these groups could retire in the next five years under current eligibility provisions. Stelco is evaluating the necessary manpower requirements consistent with its succession plans and attrition rates.

Retention of the skills and knowledge of Stelco's employees, and the ability to attract and retain new employees where replacement is considered necessary, is essential to Stelco's continued operations.

Enterprise Resource Planning Systems

The implementation of a new order flow ERP system which was planned for second quarter 2006 was cancelled in May, 2006. Management is of the view that the cost/benefit analysis does not justify continuation of this project. This decision will be considered in the allocation of fair values to specific assets as part of the fresh start accounting. Existing systems remain available for these applications.

Currency Fluctuations

Stelco is a net purchaser of U.S. dollars. Accordingly, any strengthening of the Canadian dollar results in a benefit to Stelco for its net purchases of U.S. funds. However, more than offsetting the above is the negative effect on Stelco's domestic sales revenue due to the following reasons. Firstly, many of Stelco's domestic customers export their products into the U.S. Thus, a stronger Canadian dollar can cause those customers to be less competitive in the U.S. and the customers may resist price increases or request steel price reductions from Stelco. Secondly, U.S. exports of steel into Canada have historically forced domestic steel prices in Canadian dollars downward. Finally, the North American benchmark for spot market prices for certain products, such as hot rolled, are established and determined in U.S. dollars. A strong Canadian dollar results in lower benchmark prices in Canadian dollars for 2006.

LIQUIDITY AND CAPITAL RESOURCES

The liquidity and capital resources of the Corporation will be determined by a number of factors, including without limitation, market and economic conditions and the impact of these conditions on the price of steel products, raw material costs, the ability to fund critical capital projects, pension issues, and labour negotiations or disputes.

With the recapitalization of the Corporation upon emergence from CCAA, interest will be serviced in accordance with the terms and conditions of the related debt obligations. While under CCAA protection, the previous debt obligations were stayed and therefore did not impact cash flow.

The Corporation's liquidity and capital resources position is summarized as follows:

(in millions)	At March 31 2006	At March 31 2006	At March 31 2005*	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Cash, cash equivalents and restricted cash	$ 36	$ 36	$ 35	$ 42
Available lines of credit[(a)]	946[(b)]	396[(c)]	397[(c)]	403[(c)]
Lines of Credit drawn down[(d)]	(427)	(182)	(128)	(191)
Net liquidity	$ 555	$ 250	$ 304	$ 254

(a) After letters of credit usage, and subject to the availability under their agreements (described below).

(b) Includes the $600 ABL facility and the $375 Secured Revolving Term Loan.

(c) Includes the $350 million credit facility and the $75 million DIP Credit Agreement.

(d) In accordance with Canadian GAAP, the borrowings of the Successor are classified predominately as long-term liabilities on the Consolidated Statement of Financial Position, and borrowings of the Predecessor are classified as short-term liabilities. See Note 11 to the Consolidated Financial Statements for additional information.

* Represents the continuing operations (Integrated Steel segment) of the Predecessor.

The following graph reflects the quarterly net cash deficiency (cash, cash equivalents and restricted cash less lines of credit drawn down) of the Successor's and Predecessor's continuing operations over the previous eight quarters.

Net Cash Deficiency
($ in millions)


$0
($50)
($100)
($150)
($200)
($250)
($300)
($350)
($400)
($450)

	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006
Net Cash	($209)	($201)	($153)	($93)	($35)	($143)	($149)	($391)

Effect of the CCAA Plan

The Corporation's net cash position decreased significantly during the first quarter of 2006. Net cash of $3 million was generated from operating activities during the first quarter of 2006 (outlined below). Borrowings of $245 million were required for the implementation of the CCAA Plan. The pension contribution of $382 million and the deferred financing fees of $13 million were significant cash outflows that were partially funded by $150 million of proceeds from the issue of the New Province Note.

The net cash flow and working capital analyses that follow exclude the cash flows associated with the implementation of the CCAA Plan and cash flows associated with discontinued operations. Only continuing operating activities that influence the Corporation's liquidity and capital resources during the first quarters of 2006 and 2005 are discussed.

Financing Arrangements

Stelco Inc.

Asset Based Loan Facility

On March 31, 2006, the $75 million Debtor-in-Possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US Base rate + 0.5% or LIBOR + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and is secured by a first priority security interest in the eligible inventory and accounts receivable of Stelco. The ABL is additionally secured by a second priority security interest on all other property and assets of the Corporation, limited to $300 million and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral, but will not exceed $600 million.

Secured Revolving Term Loan

On March 31, 2006, as part of the Plan, the Corporation entered into a secured revolving term loan facility with Tricap (a shareholder – see CCAA Plan, Related Agreements, and New Financing – Plan Sponsor Agreement) in the amount of $375 million for a term of seven years. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the fixed assets of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in the subsidiaries, partnerships and joint ventures of Stelco.

Net Cash Flow

Three months ended March 31 (in millions)		2006		2005**		Favourable (Unfavourable)
		(Predecessor)		(Predecessor)		
Cash provided by (used for)						
Net earnings (loss) from continuing operations adjusted for items not affecting cash	$	(40)	$	117	$	(157)
Changes in operating elements of working capital		(2)		(18)		16
Proceeds from the sale of Non-Core subsidiaries and assets (Note 9)		107		–		107
Expenditure for capital assets		(49)		(17)		(32)
Reduction of long-term debt (Note 12)		(12)		(6)		(6)
Other – net		(1)		–		(1)
Change in net cash position	$	3	$	76	$	(73)

** Restated – see Note 9 to the Consolidated Financial Statements.

Net cash of $3 million was generated during the three months ended March 31, 2006. Net proceeds of $107 million received primarily from the sale of the Non-Core Subsidiaries were primarily offset by capital expenditures ($49 million), operating results ($40 million), and debt repayments ($12 million). Overall $73 million more cash was required during the first quarter of 2006 as compared to the same quarter of 2005. Operating results deteriorated significantly ($157 million), and coupled with capital spending ($32 million), exceeded the $107 million of net proceeds received primarily from the sale of Non-Core Subsidiaries.

Working Capital

While a number of components fluctuated substantially, net working capital did not represent a significant use or source of cash during the first quarters of 2006 or 2005.

Quarter ended March 31, 2006

Three months ended March 31 (in millions)		2006		2005		Favourable (Unfavourable)
Cash provided by (used for)						
Accounts receivable	$	(127)	$	(92)	$	(35)
Inventory		102		55		47
Accounts payable		9		(4)		13
Other		14		23		(9)
Total	$	(2)	$	(18)	$	16

Those components of working capital that changed substantially are discussed below.

Accounts Receivable

Accounts receivable required $127 million during the first quarter of 2006 and $92 million in the same quarter of 2005. The primary driver was stronger shipments in the latter half of each of the first quarters which resulted in more sales being billed to customers than was collected from lower sales in the latter half of each of the preceding fourth quarters.

Inventories

$102 million was sourced from inventories during the first quarter of 2006 primarily from the seasonal draw down of raw material inventories due to the closure of the shipping season. In addition, slab inventories that were temporarily built up during the outage at the Lake Erie hot strip mill, were converted into coils and sold during the quarter.

Cash provided during the first quarter of 2005 was $55 million. The most significant source of cash was from the seasonal draw down of raw materials while the shipping season was closed. Partially offsetting this was an increase in steel inventories mainly due to high input costs.

Other

During the first quarter of 2005, $23 million of cash was provided relating primarily due to an increase in income taxes payable as the Corporation had utilized a majority of its loss carry-forwards at that time and was taxable in some of its jurisdictions. The income tax liability exceeded the required tax installments, which were based on the previous year's estimated income tax liability.

Investing Activities

The Corporation closed the sales of the Non-Core Subsidiaries for gross proceeds of $107 million. Partially offsetting this cash flow were expenditures on capital projects ($49 million), primarily the Phase 2 expansion of the Lake Erie hot strip mill, and projects at the Corporation's mining-related interests.

Capital expenditures during the first quarter of 2005 were $17 million. Spending was largely targeted towards the Lake Erie Phase 2 hot strip mill upgrade, the enterprise resource planning systems, and projects at the Corporation's various mining interests.

Financing Activities

During the first quarter of 2006, $6 million received as partial payment related to the sale of the Hamilton plate mill assets was used to make a repayment against the debt associated with that facility.

Regularly scheduled repayments of long-term debt were $6 million in the first quarters of both 2006 and 2005.

Contractual Obligations

The following is a summary of the principal obligations of the Corporation at March 31, 2006:

(in millions)	Total	2006	2007–2008	2009–2010	>2010
Long-term debt (1)	$ 456	$ 11	$ 20	$ –	$ 425
Revolving term loans (2)	427	–	392	35	–
Capital leases	7	4	2	1	–
Operating leases	23	10	9	3	1
Purchase obligations and other commitments	577	252	156	110	59
Total	$ 1,490	$ 277	$ 579	$ 149	$ 485

(1) See Note 12 to the Consolidated Financial Statements for more information.
(2) See Note 11 to the Consolidated Financial Statements for more information.

The implementation of the Plan had the effect of extending the maturity of $275 million of stayed liabilities to March 31, 2016, rather than being due immediately or subject to immediate acceleration, as they were exchanged for FRN's. The New Province Note, due December 31, 2015 (subject to a possible 3-month extension) governs the $150 million cash advance from the Province. Both of these liabilities are reflected at face value and categorized as long-term debt in the contractual obligations table above in the post-2010 period. Purchase obligations and other commitments are for coal, electricity, natural gas, oxygen, certain operating services and equipment, and information systems support services.

OFF-BALANCE SHEET ARRANGEMENTS

Other than the operating leases included in the Contractual Obligations above, the Corporation had no off-balance sheet arrangements at either March 31, 2006 or 2005 or December 31, 2005.

FINANCIAL INSTRUMENTS

The Corporation did not utilize any third party financial instruments to mitigate interest rate or foreign exchange risk in the first quarters of 2006 or 2005, and accordingly no such financial instruments were outstanding at either March 31, 2006 or 2005.

OUTSTANDING SHARE DATA

Common Shares

(in millions)	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)
New Common Shares	26,100,000	–	–
Convertible Series A	–	101,778,203	100,735,965
Convertible Series B	–	470,996	1,513,233
Total number of shares	26,100,000	102,249,199	102,249,198
Total	$144	$781	$781

Series A and B Common Shares

The Series A and B Common Shares of the Predecessor were delisted from the Toronto Stock Exchange as at the close of trading on March 10, 2006. These shares were eliminated on Plan implementation with no value being attributed to them (see Note 2 to the Consolidated Financial Statements).

New Common Shares

Under the Plan and in accordance with the Plan Sponsor Agreement (see Note 2 to the Consolidated Financial Statements), the Corporation issued 26,100,000 New Common Shares upon emergence from CCAA with a value of $5.50 per share. The Affected Creditors received 6,364,000 New Common Shares as partial consideration for settlement of their Affected Claims. The Equity Sponsors received 19,736,000 New Common Shares in exchange for proceeds of $108.5 million.

On April 2, 2006, the Chief Executive Officer purchased 1,000,000 New Common Shares from Treasury for total consideration of $5.5 million, bringing the total number of shares outstanding as of that date to 27,100,000.

CHANGES IN ACCOUNTING POLICY

Accounting Changes Effective in 2006

Comprehensive Revaluation of Assets and Liabilities

Upon emergence from CCAA at the end of the day on March 31, 2006, there was a substantial realignment of the equity and non-equity interests in the Corporation and the Corporation was required, under Canadian GAAP, to adopt "fresh start" reporting in accordance with CICA Handbook section 1625 – Comprehensive Revaluation of Assets and Liabilities. Under "fresh start" reporting, the Corporation is undertaking a comprehensive revaluation, based on the reorganization value as established and confirmed in the Plan, of its assets and liabilities by assigning a new fair value cost to all of the Corporation's assets and liabilities. Once the Corporation has completed this revaluation, the Statement of Financial Position will not be comparable to those previously reported (see Notes 3 and 5 to the Consolidated Financial Statements).

CRITICAL ACCOUNTING ASSUMPTIONS AND ESTIMATES

The Corporation's critical accounting assumptions and estimates are described in the MD&A of the 2005 Annual Report. The Corporation's Consolidated Financial Statements are prepared in accordance with Canadian GAAP.

The preparation of these Consolidated Financial Statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews accounting assumptions and estimates regularly in light of past experience and current conditions or changes in Canadian GAAP, and utilizes outside consultants as necessary to arrive at appropriate assumptions and estimates to be used in the preparation of Consolidated Financial Statements. With the exception of the following, the Corporation has not made any significant changes in the Corporation's critical accounting assumptions and estimates from those disclosed in the MD&A of the 2005 Annual Report.

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 are reported at their estimated fair value, with the exception of future income taxes (see Note 10 to the Consolidated Financial Statements) and pensions and other post-employment benefits (see Note 16 to the Consolidated Financial Statements). The determination of the fair value of the assets and liabilities of the Successor has not been finalized as at the date of the preparation of this MD&A. Accordingly there can be no assurance of the estimates, assumptions, and values reflected in the Consolidated Statement of Financial Position of the Successor as at March 31, 2006, will result in their final fair values (see Note 5 to the Consolidated Financial Statements).

Intangible assets will be recognized at their fair value effective March 31, 2006, including those identified through the fresh start process but not previously recorded. This process is not complete at this time (see Note 5 to the Consolidated Financial Statements).

The useful lives of the Corporation's plant, equipment and intangible assets are currently under review as part of fresh start reporting. Certain of these assets may have their useful life adjusted upon completion of this process.

Segmented Information

The Corporation is currently reviewing its segmented reporting requirements in accordance with the guidance under CICA Handbook Section 1701 – Segment Disclosures, as a result of the Corporate Reorganization outlined in Note 2 to the Consolidated Financial Statements.

Previously, the Corporation's segments included the Integrated Steel segment, the Mini-mill segment and the Manufactured Products segment. Stelco sold all of its Mini-mill and Manufactured Products segments by February 1, 2006 – see "Discontinued Operations".

OUTLOOK

Entering second quarter 2006, management expects continued strength in all end markets, with customer inventories at or below target levels. Stelco's steel mill capacity is fully committed through the second quarter.

Stelco's new President and Chief Executive Officer, Rodney Mott, has appointed four new senior managers with backgrounds at U.S.-based International Steel Group and Nucor to head up certain key areas of Stelco's business.

The new senior managers are:

Bill McKenzie, Vice President, Stelco, and General Manager, Hamilton Steel Limited Partnership;

Jerome Nelson, Vice President, Sales and Marketing, Stelco;

Karen Smith, Vice President, Human Resources, Stelco; and

Gordon Spelich, Vice President, Purchasing and Logistics, Stelco.

The emphasis will be to lower costs and improve productivity in order to ensure long-term viability and a leaner and more effective management structure.

An outage of approximately 10 days, including commissioning, is scheduled for June 2006 to install the sixth finishing stand at the Lake Erie Steel Limited Partnership hot strip mill as the next stage of the Phase 2 upgrade. The sixth finishing stand is expected to be fully functional six weeks after the outage.

The application of "fresh start accounting" will impact future financial results. All assets and liabilities of the Corporation have been revalued to their estimated fair value at the time of implementation of the CCAA Plan. Some of the impacts include amortization changes as a result of revaluing fixed assets, cost of sales increases as a result of the revaluation of inventories from the lower of cost and net realizable value to fair value (impact should be limited to the second quarter), and a decrease in pension and other post-employment benefits expense as previously unamortized actuarial losses and past service costs were eliminated from the Consolidated Statement of Financial Position.

Please refer to "Forward-Looking Statements" on page 1.

ADDITIONAL FINANCIAL INFORMATION

Additional information concerning Stelco, including the Corporation's 2005 Annual Information Form, may be viewed on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and at Stelco's Web site www.stelco.ca.

Rodney B. Mott
President and Chief Executive Officer

W. E. Vaughan
Chief Financial Officer

HAMILTON, ONTARIO
May 10, 2006

CONSOLIDATED STATEMENT OF EARNINGS (LOSS)

Three months ended March 31 (in millions, except per share amounts) (unaudited)	2006	2005
	(Note 2) (Predecessor)	(Restated – Note 9) (Predecessor – Note 2)
Net sales	$ 674	$ 728
Costs	695	593
	(21)	135
Amortization of property, plant, and equipment	27	26
Amortization of intangible assets	1	1
Operating earnings (loss)	(49)	108
Reorganization items (Note 6)	21	21
	(70)	87
Financial expense		
Interest on long-term debt and debt subject to compromise	10	10
Other interest – net	5	4
Earnings (loss) before income taxes from continuing operations	(85)	73
Income tax expense (recovery) (Note 10)		
Current	7	21
Future	(33)	3
Future income tax asset valuation allowance (release)	20	8
Net earnings (loss) from continuing operations	(79)	41
Net earnings (loss) from discontinued operations (Note 9)	(43)	8
Net earnings (loss)	$ (122)	$ 49
Earnings (loss) per common share (Note 17)		
Basic		
Continuing operations	$ (0.77)	$ 0.40
Net earnings (loss)	$ (1.19)	$ 0.48
Fully diluted		
Continuing operations	$ (0.77)	$ 0.35
Net earnings (loss)	$ (1.19)	$ 0.41
Weighted average common shares outstanding – millions	102.2	102.2

See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (DEFICIT)

Three months ended March 31 (in millions) (unaudited)	2006	2005
Balance at beginning of period – Predecessor	$ (461)	$ (388)
Net earnings (loss)	(122)	49
Balance at end of period – Predecessor	(583)	$ (339)
Plan implementation and fresh start adjustments (Note 5)	583	
Balance at end of period – Successor	$ –	

See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions) (unaudited)	At March 31 2006	At March 31 2005	At December 31 2005
	(Notes 2, 3, and 5) (Successor)	(Note 2) (Predecessor)	(Note 2) (Predecessor)
Assets			
Current assets			
Cash and cash equivalents	$ 2	$ 38	$ 25
Restricted cash (Note 7)	34	11	17
Accounts receivable	413	569	294
Inventories	755	785	783
Prepaid expenses	24	43	29
Future income taxes (Note 10)	7	14	22
Assets held for sale (Note 9)	–	52	351
	1,235	1,512	1,521
Other assets			
Property, plant, equipment, and intangible assets	1,774	1,055	1,004
Deferred pension cost (Note 16)	–	191	112
Future income taxes (Note 10)	19	4	12
Other	36	22	21
	1,829	1,272	1,149
Total Assets	**$ 3,064**	**$ 2,784**	**$ 2,670**
Liabilities and Shareholders' Equity			
Current liabilities			
Bank and other short-term indebtedness (Note 11)	$ –	$ 157	$ 191
Revolving term loans (Note 11)	35	–	–
Accounts payable and accrued	241	283	232
Employee future benefits (Note 16)	60	62	60
Pension liability (Note 16)	67	–	–
Income and other taxes	17	29	8
Long-term debt due within one year (Note 12)	18	45	23
Liabilities held for sale (Note 9)	–	34	206
Liabilities subject to compromise (Note 5(a))	–	588	630
	438	1,198	1,350
Other liabilities			
Employee future benefits (Note 16)	1,260	918	834
Pension liability (Note 16)	349	–	–
Long-term debt (Notes 5 and 12)	346	41	20
Revolving term loans (Note 11)	392	–	–
Future income taxes (Note 10)	110	133	92
Asset retirement obligations (Note 8)	22	13	15
	2,479	1,105	961
Total Liabilities	**$ 2,917**	**$ 2,303**	**$ 2,311**
Shareholders' Equity			
Convertible debentures conversion option (Note 5)	$ –	$ 23	$ 23
Capital stock (Note 14)	144	781	781
Contributed surplus	–	16	16
Warrants (Note 14)	3	–	–
Retained deficit	–	(339)	(461)
Total Shareholders' Equity	**147**	**481**	**359**
Total Liabilities and Shareholders' Equity	**$ 3,064**	**$ 2,784**	**$ 2,670**

Commitments and contingencies (Note 13).

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Three months ended March 31 (in millions) (unaudited)	2006	2006	2005
	(Notes 2 and 5) (Plan Implementation)	(Note 2) (Predecessor)	(Restated – Note 9) (Predecessor – Note 2)
Cash provided by (used for)			
Operating activities			
Net earnings (loss) from continuing operations	$ –	$ (79)	$ 41
Adjustments for items not affecting cash			
Reorganization items (Note 6)	–	(1)	–
Amortization of property, plant, and equipment	–	27	26
Amortization of intangible assets	–	1	1
Future income taxes	–	(33)	3
Future income tax asset valuation allowance (release) (Note 10)	–	20	8
Employee pension and other future benefits (Note 16)	(382)	28	37
Other	–	(3)	1
	(382)	(40)	117
Changes in operating elements of working capital (see below)	–	(2)	(18)
Other – net	–	(1)	–
Discontinued operations	–	–	(14)
	(382)	(43)	85
Investing activities			
Proceeds from sale of non-core assets (Notes 7 and 9)	–	107	–
Expenditures for capital assets	–	(49)	(17)
Discontinued operations	–	–	(3)
	–	58	(20)
Financing activities			
Decrease in bank indebtedness	(182)	(9)	(58)
Increase in revolving term loans	427	–	–
Financing issue expenses	(13)	–	–
Reduction of long-term debt (Note 12)	–	(12)	(6)
Proceeds from issue of long-term debt (Note 12(b))	150	–	–
Proceeds from issue of New Common Shares (Note 14)	108	–	–
Reduction of liabilities subject to compromise (Note 5(a))	(108)	–	–
Discontinued operations	–	–	5
	382	(21)	(59)
Cash, cash equivalents and restricted cash			
Net increase (decrease)	–	(6)	6
Balance at beginning of period	36	42	43
Balance at end of period	$ 36	$ 36	$ 49
Consists of:			
Cash and cash equivalents	$ 2	$ 2	$ 38
Restricted cash (Note 7)	34	34	11
	$ 36	$ 36	$ 49
Changes in operating elements of working capital			
Accounts receivable	$ –	$ (127)	$ (92)
Inventories	–	102	55
Prepaid expenses	–	5	(1)
Accounts payable and accrued	–	9	(4)
Income and other taxes	–	9	24
	$ –	$ (2)	$ (18)

See accompanying Notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1. BUSINESS DESCRIPTION

Stelco Inc. operates its businesses through partnerships, subsidiaries and joint ventures. The Corporation is one of Canada's largest publicly traded steel companies. The Corporation operates two integrated steel plants in Ontario, Canada, which service customers in the automotive, steel service center, appliance, energy, construction, and pipe and tube industries within North America. In addition, Stelco has ownership interests in three iron ore properties, which provide to the integrated steel plants approximately 90% of their iron ore requirements as feedstock in the steelmaking process.

2. THE PLAN AND RELATED AGREEMENTS

On January 29, 2004, Stelco and certain related entities filed for protection under the Companies' Creditors Arrangement Act ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice granting it creditor protection. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Proceedings"). The Canadian proceedings included Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and Stelwire Ltd. ("Stelwire"), which were collectively referred to as the "Applicants". The U.S. Proceedings included Stelco, Stelpipe, and Stelwire. The Corporation's other subsidiaries and joint ventures were not included in the proceedings. For the periods prior to emergence from CCAA, collectively, the Applicants, and the Corporation's other subsidiaries and joint ventures are referred to as the "Predecessor" in the consolidated financial statements and notes.

At the end of the day on March 31, 2006, the Predecessor implemented its Third Amended and Restated Plan of Arrangement and Reorganization (the "CCAA Plan"), as approved by the Court on January 20, 2006, and emerged from CCAA protection. For the purpose of these Consolidated Financial Statements the Corporation is referred to as the "Successor" in respect of the period after implementation of the CCAA Plan. Also, on March 31, 2006, a plan of arrangement under the Canada Business Corporation's Act ("the CBCA") that involved the Corporation (the "CBCA Plan") was implemented. In accordance with the CBCA Plan, the Predecessor's business was reorganized with specific assets and liabilities being transferred into separate limited partnerships. Upon implementation of this reorganization, Stelco became the parent company and limited partner of these limited partnerships. Further information on the CCAA Plan and CBCA Plan is outlined below.

Treatment of Stakeholders Compromised Under the CCAA Plan

Holders of Affected Claims

As discussed in Note 1 to the 2005 Consolidated Financial Statements, under the CCAA Plan, the claims of the unsecured creditors (the "Affected Creditors") were not satisfied in full by the consideration distributed under the CCAA Plan. At March 31, 2006, the final accepted Affected Creditor claims of $547 million were settled in exchange for the following:

- New Secured Floating Rate Notes ("FRNs") in the US dollar equivalent of $275 million Canadian;
- 6,364,000 newly issued common shares (the "New Common Shares") of Stelco (1,100,000 prorated among all Affected Creditors and 5,264,000 prorated based on amounts elected through the share election process);
- Cash of $108,548,000;
- Warrants for 1,413,500 New Common Shares (the "New Warrants") with an exercise price of $11.00 per New Common Share and a seven-year term.

Holders of Series A and B voting Common Shares

The Series A and B voting common shares previously outstanding were exchanged into new redeemable shares, at a ratio of 0.000001 for each such share. Such shares were then redeemed and cancelled on March 31, 2006 for nil consideration.

Agreements

Plan Sponsor Agreement

The New Common Shares of the restructured Stelco were divided among three groups under the CCAA Plan: the Affected Creditors (as referred to above), the Province of Ontario (the "Province") and Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors"). The Province obtained its equity interest as part of the financing provided to Stelco (Note 12) wherein it received warrants to purchase 851,100 New Common Shares. The Equity Sponsors acquired their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

2. THE PLAN AND RELATED AGREEMENTS (continued)

Pursuant to the PSA, the Equity Sponsors agreed to purchase 19,736,000 New Common Shares of Stelco at a price of $5.50 per share for proceeds of $108,548,000. These funds were used for the cash distribution to Affected Creditors under the Plan as referred to above.

Pension Plan Funding Agreement

Stelco and the Province along with the Superintendent of Financial Services of Ontario and certain of the newly formed LPs entered into a pension funding agreement (the "Pension Agreement") on March 31, 2006 that outlines the funding arrangements with respect to Stelco's four main pension plans. The purpose of the Pension Agreement is to transition the four main plans from the Section 5.1 election of Regulation 909 of the Pension Benefits Act (Ontario) (the "PBA"), which had exempted the four main plans from funding of the solvency deficiencies under the plans in exchange for higher pension benefit guarantee fund payments, to the general regulatory requirements of the PBA by no later than January 1, 2016. See Notes 12, 14, and 16 for further details.

Plan Financing

New financing was raised under the Plan from the following sources:

- New ABL Facility (asset based loan) (Note 11) up to $600 million
- New Secured Revolving Term Loan (Note 11) $375 million
- New Province Note (Note 12) $150 million
- Federal Government Grant (Note 13) $30 million

Corporate Reorganization

On February 14, 2006, the Court approved a reorganization of the Predecessor pursuant to the CBCA Plan. As a result, specific assets and liabilities of the Predecessor's business were transferred into nine separate limited partnerships upon implementation of the CBCA Plan at the time of its emergence from the Court-supervised restructuring process.

The following business units of the Predecessor were established and the Predecessor transferred assets and liabilities to these business units which were formed as limited partnerships ("LPs"): Hamilton Steel Limited Partnership; Lake Erie Steel Limited Partnership; two LPs related to energy assets (primarily a future business); two surplus land LPs; two coke production facility LPs; and an LP related to the Corporation's mining interests.

3. BASIS OF PRESENTATION

As a result of a substantial realignment of equity and non-equity interests in the Corporation (Note 2), "fresh start" reporting was adopted on March 31, 2006. In accordance with CICA Handbook Section 1625 – "Comprehensive Revaluation of Assets and Liabilities", the Corporation is undertaking a comprehensive revaluation of its assets and liabilities. As required by CICA Handbook Section 1625, the enterprise value has been allocated based upon management's best estimate of the relative fair values of the identifiable assets and liabilities of the Corporation in accordance with the guidance in CICA Handbook Section 1581 – "Business Combinations". As the Corporation has only recently emerged from CCAA, it is not practicable to definitely allocate the enterprise value. Once this matter has been resolved, the Corporation will reassess its initial allocation (see Note 5). The effect may be to transfer an amount from property, plant and equipment, inventories, intangible assets, asset retirement obligations, and the Province Note. The amount, if any, is not presently determinable.

As defined in Note 2, references to the "Predecessor" in these consolidated financial statements refer to Stelco Inc. and its subsidiaries, partnerships, and joint ventures in periods prior to the end of the day on March 31, 2006. All references to the "Successor" in these consolidated financial statements refer to Stelco Inc. and its subsidiaries, partnerships, and joint ventures as at the end of the day on March 31, 2006, and thereafter.

The Consolidated Statement of Financial Position as at March 31, 2006 reflects the accounts of the Successor. While not comparable to the Successor, the Consolidated Statement of Financial Position of the Predecessor as at March 31, 2005 and December 31, 2005 have also been presented. The Consolidated Statement of Earnings (Loss) reflects the activities of the Predecessor. The Consolidated Statement of Cash Flows for the three months ended March 31, 2006 reflects the Successor and Predecessor activities along with comparative activity for the Predecessor in the corresponding period in 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

3. BASIS OF PRESENTATION (continued)

While the Predecessor was under creditor protection (January 29, 2004 – March 31, 2006), the Predecessor applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7), where it did not conflict with Canadian generally accepted accounting principles ("Canadian GAAP"), in the preparation of its consolidated financial statements. As a result, the Predecessor made adjustments to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Further, allowed claims, which arose prior to and during the CCAA proceedings, were recorded as liabilities subject to compromise and presented separately on the Consolidated Statement of Financial Position.

The consolidated financial statements of the Successor and Predecessor companies are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP using the going concern concept which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These interim financial statements do not include all of the disclosure required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

With the exception of the following, these unaudited interim consolidated financial statements have been consistently prepared using the same accounting policies as disclosed in Note 2 to the 2005 audited consolidated financial statements of Stelco:

a) Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 are reported at their estimated fair value (Note 5), with the exception of future income taxes, which have been reported in accordance with CICA Handbook Section 3465 – Income Taxes (Note 10) and pension and other post-employment benefits, which have been reported in accordance with CICA Handbook Section 3461 – Employee Future Benefits (Note 16.)

Intangible assets will be recognized at their fair value effective March 31, 2006, including those identified through the fresh start process but not previously recorded. This process is not complete at this time (see Note 5).

The useful lives of the Corporation's plant, equipment and intangible assets are currently under review as part of fresh start reporting. Certain of these assets may have their useful life adjusted upon completion of this process.

b) Segmented Information

The Corporation is currently reviewing its segmented reporting requirements in accordance with the guidance under CICA Handbook Section 1701 – Segment Disclosures, as a result of the Corporate Reorganization outlined in Note 2.

5. FRESH START REPORTING

As outlined in Note 3, Stelco adopted fresh start reporting on March 31, 2006. As a result, all assets and liabilities of the Successor have been reported at fair values, except for future income taxes, which are reported in accordance with the requirements of CICA Handbook Section 3465, and pension and other post-employment benefits, which are reported in accordance with CICA Handbook Section 3461 (Note 4). As a result of the implementation of the Plan and the adoption of fresh start reporting, a revaluation adjustment of $781 million has been recorded as a reduction of shareholders' equity and the retained deficit of Stelco of $583 million as at March 31, 2006 has been eliminated.

The fair values of the assets and liabilities of the Successor have been based on Management's best estimates as of March 31, 2006. The determination of the fair values of the assets and liabilities of the Successor has not been finalized as at the date of preparing these interim consolidated financial statements. The Successor is continuing to finalize its valuation of assets and liabilities, primarily property, plant and equipment, inventories, intangible, asset retirement obligations, and the Province Note. Any adjustments will be made to the consolidated statement of financial position as at March 31, 2006. The determination of fair values involves certain estimates and assumptions, which are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the consolidated statement of financial position of the Successor as at March 31, 2006 will result in their final fair values. At this time, the fair value adjustment is estimated to be an asset of $739 million and has currently been allocated to Property, plant, equipment, and intangible assets on the Consolidated Statement of Financial Position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

5. FRESH START (continued)

Stelco Inc.
Consolidated Statement of Financial Position

(in millions)	At March 31, 2006	Third Amended and Restated Plan of Arrangement and Reorganization: Predecessor Shareholders	Affected Creditors and Equity Sponsors	Pensions And Financing	Fresh Start Adjustments	At March 31, 2006
	(Predecessor)					(Successor)
Assets						
Current assets						
Cash and cash equivalents	$ 2	$ –	$ 108 [b] (108)[a]	$ (382)[f] 150 [d] 232 [e]	$ –	$ 2
Restricted cash (Note 7)	34	–	–	–	–	34
Accounts receivable	413	–	–	–	–	413
Inventories	680	–	–	–	75 [g]	755
Prepaid expenses	24	–	–	–	–	24
Future income taxes (Note 10)	5	–	–	–	2 [h]	7
	1,158	–	–	–	77	1,235
Other assets						
Property, plant, equipment, and intangible assets	1,035	–	–	–	739 [g]	1,774
Deferred pension cost (Note 16)	99	–	–	–	(99)[g]	–
Future income taxes (Note 10)	38	–	–	–	(19)[h]	19
Other	21	–	–	13 [c]	2 [g]	36
	1,193	–	–	13	623	1,829
Total Assets	**2,351**	**–**	**–**	**13**	**700**	**3,064**
Liabilities and Shareholders' Equity						
Current liabilities						
Bank and other short-term indebtedness (Note 11)	182	–	–	(182)[e]	–	–
Revolving term loans (Note 11)	–	–	–	35 [c,e]	–	35
Accounts payable and accrued	241	–	–	–	–	241
Employee future benefits (Note 16)	60	–	–	–	–	60
Pension liability (Note 16)	–	–	–	–	67 [g]	67
Income and other taxes	17	–	–	–	–	17
Long-term debt due within one year – existing (Note 12)	18	–	–	–	–	18
Future income taxes (Note 10)	–	–	–	–	–	–
Liabilities subject to compromise	640	–	(640)[a]	–	–	–
	1,158	–	(640)	(147)	67	438
Other liabilities						
Employee future benefits (Note 16)	847	–	–	–	413 [g]	1,260
Pension liability (Note 16)	–	–	–	(382)[f]	731 [g]	349
Long-term debt – existing (Note 12)	14	–	–	–	–	14
Long-term debt – New Secured Floating Rate Notes (Note 12)	–	–	275 [a]	–	–	275
Long-term debt – New Province Note – (Note 12)	–	–	–	149 [d]	(92)[g]	57
Revolving term loans (Note 11)	–	–	–	392 [c,e]	–	392
Future income taxes (Note 10)	79	–	–	–	31 [h]	110
Asset retirement obligation (Note 8)	16	–	–	–	6 [g]	22
	956	–	275	159	1,089	2,479
Total Liabilities	**2,114**	**–**	**(365)**	**12**	**1,156**	**2,917**
Shareholders' Equity						
Convertible debentures conversion option	23	–	(23)[a]	–	–	–
Capital stock	781	(781)[a]	36 [a] 108 [b]	–	–	144
New Warrants (Note 14)	–	–	2 [a]	–	–	2
Province Warrants (Note 14)	–	–	–	1 [d]	–	1
Contributed surplus	16	(16)[a]	–	–	–	–
Retained deficit	(583)	797 [a]	242 [a]	–	(456)[g]	–
Total Shareholders' Equity	**237**	**–**	**365**	**1**	**(456)**	**147**
Total Liabilities and Shareholders' Equity	**$ 2,351**	**$ –**	**$ –**	**$ 13**	**$ 700**	**$ 3,064**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

5. FRESH START (continued)

The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the Plan and consummation of the various agreements:

(a) Implementation of the Plan as outlined in Note 2.

The following table reconciles the Predecessor's liabilities subject to compromise to those that were accepted claims under the Plan:

(in millions)	At March 31 2006 (Predecessor)	At March 31 2005 (Predecessor)	At December 31 2005 (Predecessor)
Liabilities subject to compromise			
Accepted claims	$ 547	$ 532	$ 546
Post-filing interest	83	44	73
Unfiled claims	10	12	11
Total liabilities subject to compromise	$ 640	$ 588	$ 630
Settlement			
Cash	$ 108		
FRN's	275		
New Common Shares	36		
New Warrants	2		
Total consideration	421		
Excess of claims over distribution	$ 219		
Convertible debenture conversion option	23		
Total adjustment to retained deficit	$ 242		

The holders of Series A and B voting common shares received nil consideration.

(b) Issuance of shares for cash under the Plan Sponsor Agreement (Note 2).

(c) Payment of financing fees on implementation of the Plan, which have been deferred and will be amortized over the term of the related facilities (Note 11).

(d) Receipt of cash under the Province Agreement in exchange for a note payable and issuance of warrants (Note 12).

(e) Repayment of borrowings under the Predecessor's line of credit and increase in revolving term loans in order to make pension funding payment.

(f) Initial pension funding made under the Province Agreement (Note 16).

(g) Comprehensive revaluation of assets and liabilities and elimination of the deficit.

(h) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused tax losses or other deductions are realized.

Included under the Fresh Start Adjustment caption are all tax adjustments required to transition the Predecessor's accounts to the Successor's accounts at March 31, 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

6. REORGANIZATION ITEMS

Reorganization items relating to continuing operations represent post-filing revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The following table summarizes the reorganization items included in the Consolidated Statement of Earnings (Loss):

Three months ended March 31 (in millions)	2006	2005
	(Predecessor)	(Predecessor)
Professional fees	$ 12	$ 10
Success fees (i)	9	–
Break fees (ii)	–	11
Total reorganization items	$ 21	$ 21

(i) Fees paid to various advisors of the Corporation when the Third Amended Restated Plan of Arrangement and Reorganization was approved and implemented.

(ii) In March 2005, Stelco discontinued the capital raising process and decided to pursue a recapitalization of the Corporation. As a result, Deutsche Bank became entitled to a break fee of approximately $11 million.

The cash flow associated with reorganization and restructuring items is summarized as follows:

Three months ended March 31 (in millions)	2006	2005
	(Predecessor)	(Predecessor)
Professional fees	$ 13	$ 10
Success fees	9	–
Break fees	–	11
Total cash usage	$ 22	$ 21

7. RESTRICTED CASH

The Predecessor's restricted cash represented funds being held in trust with the Monitor pending direction from the Court for its use. The composition of these funds is derived as follows:

(in millions)	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)
Post-closing purchase of inventory of Stelpipe	$ –	$ –	$ 2
Proceeds from the sale of Stelpipe assets	–	1	1
Proceeds relating to the sale of CHT assets	–	4	4
Proceeds pertaining to the sale of Welland Pipe assets	–	6	10
Proceeds from the sale of the shares of Norambar, Stelwire and Stelfil	30	–	–
Proceeds from the sale of the shares of AltaSteel	4	–	–
Total restricted cash	$ 34	$ 11	$ 17

During the first quarter of 2006, the Monitor received an additional $108 million on behalf of Stelco, primarily from the sale of AltaSteel ($77 million), and Norambar, Stelwire, and Stefil ($30 million). In March 2006, the Corporation obtained an order from the Court authorizing the Monitor to release approximately $91 million of restricted cash for general use on March 31, 2006. The Successor's remaining funds will be released in accordance with the terms of their respective purchase and sales agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

8. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations of continuing operations relate to the site restoration and reclamation of iron ore properties at the Corporation's mining interests in Wabush, Tilden, and Hibbing. The following table provides the pertinent information associated with these obligations:

(in millions)	At March 31 2006	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Opening balance	$ –	$ 15	$ 12	$ 12
Accretion expense	–	1	1	2
Effect of change in estimates	–	–	–	1
Liabilities incurred (settled)	–	–	–	–
Ending balance	$ 22*	$ 16	$ 13	$ 15
Underlying assumptions:				
Undiscounted cash flow estimates	86	86	84	86
Credit-adjusted risk-free interest rate	12.00%**	16.65%	16.65%	16.65%
Time frame to settle the obligations (years)	2013 – 2050	2013 – 2050	2013 – 2050	2013 – 2050

* Reflects the estimated fair value assigned to this obligation under fresh start reporting (Note 5).

** Reflects the estimated credit-adjusted risk-free interest rate of the Corporation, subject to finalization upon completion of the Corporation's comprehensive revaluation of assets and liabilities (Note 5).

9. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

All the businesses that comprised the Manufactured Products segment and Mini-mill segment were determined to be non-core upon the conclusion of the Corporation's strategic review in 2004 and have been subsequently sold.

All of these businesses have been presented as discontinued operations resulting in the retroactive restatement of the consolidated financial statements to isolate the earnings (loss) and cash flows associated with these businesses.

Mini-mill Segment

AltaSteel Ltd.

AltaSteel Ltd. ("AltaSteel") was a wholly owned subsidiary with its plant and head office located near Edmonton, Alberta. AltaSteel produced grinding rod, merchant quality and special quality bars, rebar, and ballstock. On December 1, 2005 the Corporation entered into a definitive purchase and sale agreement to sell the shares of AltaSteel, which included its 50% investment in both MOLY-COP Canada ("MOLY-COP") – see Manufactured Products Segment – and GenAlta Recycling Inc. ("Genalta") to Moly Cop Steel Inc., an affiliate of Scaw International Sarl. The Court approved this transaction on December 16, 2005. The transaction closed on January 31, 2006 for gross proceeds of $77 million (subject to final working capital adjustments). During the first quarter of 2006, Stelco recorded a net pre-tax gain of $12 million comprised of a $36 million gain on the sale of Stelco's investment in AltaSteel partially offset by a settlement loss of $24 million relating to the pension and other benefit plans of AltaSteel.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

9. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (continued)

Norambar Inc.

Norambar Inc. ("Norambar") was a wholly owned subsidiary located in Contrecoeur, Quebec which manufactured billets, automotive leaf spring flat bars, rebar, merchant quality and special quality bars, and railway-related products. On November 23, 2005, the Corporation entered into a definitive purchase and sale agreement to sell the shares of Norambar to Mittal Canada Inc. as part of a sale that also included its investment in wholly owned subsidiary Férs et Métaux Recyclés Ltée ("Férs et Métaux") and the shares of Stelwire and Stelfil – see Manufactured Products Segment. The Court approved this transaction on December 12, 2005. The transaction closed on February 1, 2006 generating gross proceeds of $30 million (subject to final working capital adjustments). During the first quarter of 2006, Stelco recorded a net pre-tax loss of $37 million comprised of a settlement loss of $47 million relating to the pension and other benefit plans of Norambar partially offset by a $10 million gain on the sale of Stelco's investment in Norambar.

Financial Information

The following outlines the net sales, earnings (loss) before income taxes, and net earnings (loss) applicable to discontinued operations of the Mini-mill Segment:

Three months ended March 31 (in millions)	2006	2005
	(Predecessor)	(Predecessor)
Net Sales	$ 41	$ 116
Costs, amortization, and financial expense	37	105
	4	11
Settlement loss (employee future benefits)	71	–
Gain on sale of investment in subsidiaries	(46)	–
Earnings (loss) before income taxes	(21)	11
Current income taxes (recovery)	1	–
Future income taxes (recovery)	(8)	3
Future income valuation allowance	9	–
Net earnings (loss)	$ (23)	$ 8

The assets and liabilities of these discontinued operations of the Mini-mill segment have been sold as at March 31, 2006. Comparative information is as follows:

(in millions)	At March 31, 2005	At December 31, 2005
	Assets and Liabilities(1)	Held for Sale(2)
	(Predecessor)	(Predecessor)
Current assets	$ 143	$ 145
Property, plant and equipment	92	98
Deferred pension cost	8	(7)
Future income taxes	11	11
Total assets	254	247
Current liabilities	63	62
Employee future benefits	49	53
Long-term debt	15	12
Future income taxes	7	–
Other	–	1
Total liabilities	134	128
Total investment	$ 120	$ 119

(1) Represents the assets and liabilities of the Mini-mill segment that are included in the consolidated balances on the Consolidated Statement of Financial Position.

(2) Represents the assets and liabilities of the Mini-mill segment presented as assets or liabilities held for sale on the Consolidated Statement of Financial Position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS **(unaudited)** (continued)

9. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (continued)

Manufactured Products Segment

Stelwire

Stelwire operated plants in both Hamilton and Burlington, Ontario, and, was a wholly owned subsidiary, which was one of North America's largest producers of steel wire and wire products. Stelwire was part of the previously mentioned sale to Mittal Canada Inc. that closed on February 1, 2006. During the first quarter of 2006, Stelco Inc. recorded a net loss of $11 million comprised of a settlement loss of $54 million relating to the pension and other benefit plans of Stelwire partially offset by a gain of $43 million on the sale of Stelco's investment.

Stelfil Ltée

Stelfil Ltée ("Stelfil") operated in Lachine, Quebec producing wire and wire products and was a wholly owned subsidiary of the Corporation. Stelfil was part of the previously mentioned sale to Mittal Canada Inc. that closed on February 1, 2006. Stelco Inc. recorded a net loss of $4 million during the first quarter of 2006 comprised of a settlement loss of $20 million relating to both the pension and other benefit plans of Stelfil partially offset by a $16 million gain on the sale of Stelco's investment.

Stelpipe

Stelpipe, a wholly owned subsidiary located in Welland, Ontario, manufactured a number of pipe and tubular products. On October 31, 2005 the Corporation sold substantially all of Stelpipe's assets to Lakeside Steel Corporation ("Lakeside Steel"), a wholly owned subsidiary of Romspen Investment Corporation. As part of the agreement, Stelco retained all of the pension and benefit obligations of Stelpipe's existing retirees. The final proceeds from the sale remain subject to review and finalization of working capital and assumed liabilities.

Welland Pipe

On March 7, 2003, the Corporation permanently closed its wholly owned subsidiary, Welland Pipe Ltd. ("Welland Pipe"), a manufacturer of large-diameter pipe located in Welland, Ontario. The primary assets of the company were two pipe mills, a spiral-weld and U and O pipe mill, which were sold during 2004 and 2005.

The property and plant of Welland Pipe were listed for sale in March 2005. In January 2006, the Corporation entered into a purchase and sale agreement, which is subject to a number of conditions. If all conditions are met, the sale is expected to close in the second quarter of 2006. The net book value of these assets is immaterial.

Camrose Pipe Company

Camrose Pipe Company was a partnership situated in Camrose, Alberta which manufactured small- and large-diameter pipe. The Corporation held a 40% interest in this partnership. The sale closed in the second quarter 2005.

MOLY-COP Canada

MOLY-COP Canada ("MOLY-COP") is located in Kamloops, British Columbia and produced forged grinding balls for the mining and mineral industry. AltaSteel, as a wholly owned subsidiary of the Corporation, had a 50% ownership interest in this partnership. All of the ballstock processed at this plant was acquired from AltaSteel. MOLY-COP was sold as part of the previously mentioned sale to Moly Cop Steel Inc. that closed on January 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

9. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (continued)

Financial Information

The following outlines the net sales, earnings (loss) before income taxes, and net earnings (loss) applicable to discontinued operations of the Manufactured Products Segment:

Three months ended March 31 (in millions)	2006	2005
	(Predecessor)	(Predecessor)
Net Sales	$ 14	$ 143
Costs, amortization, and financial expense	19	141
	(5)	2
Settlement loss (employee future benefits)	74	–
Gain on sale of investment in subsidiaries	(59)	–
Earnings (loss) before income taxes	(20)	2
Current income taxes (recovery)	–	2
Future income taxes (recovery)	(1)	(1)
Future income tax valuation allowance	1	1
Net earnings (loss)	$ (20)	$ –

The assets and liabilities of the discontinued operations in the Manufactured Products Segment are as follows:

(in millions)	At March 31, 2005	At December 31, 2005	
	Assets and Liabilities[3]	Held for Sale[1]	Assets and Liabilities[2]
	(Predecessor)	(Predecessor)	(Predecessor)
Current assets	$ 186	$ 69	$ 18
Property, plant, and equipment	9	9	–
Deferred pension cost	62	26	25
Future income taxes	7	–	–
Total assets	264	104	43
Current liabilities	53	26	11
Employee future benefits	86	52	45
Pension liability	–	–	–
Total liabilities	139	78	56
Net investment (liability)	$ 125	$ 26	$ (13)

(1) Represents the assets and liabilities of Stelwire, Stelfil and MOLY-COP that are presented as assets or liabilities held for sale on the Consolidated Statement of Financial Position.

(2) Pertains to the assets and liabilities of Welland Pipe and Stelpipe that are not for sale.

(3) Pertains to the assets and liabilities of Stelpipe, Stelwire, Stelfil, and MOLY-COP that are included in the balances on the Consolidated Statement of Financial Position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

9. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (continued)

Summary

The following tables summarize the net sales, earnings (loss) before income taxes, and net earnings (loss) relating to all of the Corporation's discontinued operations:

Three months ended March 31 (in millions)			2006			2005
	Mini-mills	Manufactured Products	Total	Mini-mills	Manufactured Products	Total
			(Predecessor)			(Predecessor)
Net Sales	$ 41	14	55	$ 116	143	259
Costs, amortization, and financial expense	37	19	56	105	141	246
	4	(5)	(1)	11	2	13
Settlement loss (employee future benefits)	71	74	145	–	–	–
Gain on sale of investment in subsidiaries	(46)	(59)	(105)	–	–	–
Earnings (loss) before income taxes	(21)	(20)	(41)	11	2	13
Current income taxes (recovery)	1	–	1	–	2	2
Future income taxes (recovery)	(8)	(1)	(9)	3	(1)	2
Future income tax valuation allowance	9	1	10	–	1	1
Net earnings (loss)	$ (23)	(20)	(43)	$ 8	–	8

The total assets and liabilities held for sale at December 31, 2005, as noted below, related to all of the Corporation's discontinued operations. These investments were sold in the first quarter of 2006.

At December 31 (in millions)			2005
	Mini-mills	Manufactured Products	Total
			(Predecessor)
Current assets	$ 145	69	214
Property, plant, and equipment	98	9	107
Deferred pension cost	(7)	26	19
Future income taxes	11	–	11
Total assets held for sale	247	104	351
Current liabilities	62	26	88
Employee future benefits	53	52	105
Long-term debt	12	–	12
Future income taxes	–	–	–
Other	1	–	1
Total liabilities held for sale	128	78	206
Net investment held for sale	$ 119	26	145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

10. COMPONENTS OF CONSOLIDATED INCOME TAXES

The income tax expense differs from the amount calculated by applying Canadian income tax rates (Federal and Provincial) to the earnings (loss) before income taxes from continuing operations, as follows:

Three months ended March 31 (in millions)			2006			2005
	Total	Discontinued Operations	Continuing Operations	Total	Discontinued Operations	Continuing Operations
	(Predecessor)			(Predecessor)		
Earnings (loss) before income taxes	$ (126)	(41)	(85)	$ 85	12	73
Income tax expense (recovery) computed using statutory income tax rates (43%)	(55)	(18)	(37)	37	5	32
Add (deduct):						
Manufacturing and processing credit	12	4	8	(8)	(1)	(7)
Resource allowance / depletion	–	–	–	(1)	–	(1)
Valuation allowance	30	10	20	9	1	8
Minimum tax	1	–	1	–	–	–
Sale of investment in Non-Core Businesses	6	6	–	–	–	–
Impact of intercompany foreign exchange	–	–	–	(1)	–	(1)
Other	2	–	2	–	(1)	1
	51	20	31	(1)	(1)	–
Income tax expense (recovery)	(4)	2	(6)	36	4	32
Net earnings (loss)	$ (122)	(43)	(79)	$ 49	8	41

Components of future income tax assets and liabilities are summarized as follows:

(in millions)	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)
Future income tax assets			
Employee future benefits	$ 445	$ 333	$ 300
Deferred pension cost	143	–	–
Non-capital loss carry-forwards	154	91	97
Corporate minimum taxes	17	21	18
Net capital losses	27	7	7
Other	24	5	17
Total future income tax assets before valuation allowance	$ 810	$ 457	$ 439
Less: valuation allowance	(483)	(327)	(289)
Total future income tax assets after valuation allowance	$ 327	$ 130	$ 150
Future income tax liabilities			
Plant and equipment – difference in net book value and unamortized capital cost	$ 335	$ 140	$ 118
Deferred pension cost	–	65	37
Investment in joint ventures	35	35	36
Other	41	5	17
Total future income tax liabilities	$ 411	$ 245	$ 208
Net future income tax asset (liability)	$ (84)	$ (115)	$ (58)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

10. COMPONENTS OF CONSOLIDATED INCOME TAXES (continued)

The future income tax asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

(in millions)	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)
Future income tax asset – current	$ 7	$ 14	$ 22
Future income tax asset – non current	19	4	12
Future income tax liability – non-current	(110)	(133)	(92)
Total future income tax asset (liability)	$ (84)	$ (115)	$ (58)

Future Income Taxes

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

While the Corporation and its subsidiaries recognize future income tax assets where applicable, a future income tax asset valuation allowance of $483 million related to continuing operations was recorded as of March 31, 2006 ($289 million as of December 31, 2005) to reduce the consolidated net future income tax asset.

11. BANK AND OTHER SHORT-TERM INDEBTEDNESS AND REVOLVING TERM LOANS

(in millions)	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)
Stelco	$ –	$ 128	$ 191
Non-Core Subsidiaires	–	29	–
Total bank and other short-term indebtedness	$ –	$ 157	$ 191
Revolving Term Loans			
Current	$ 35	$ –	$ –
Non-current	392	–	–
Total revolving term loans	$ 427	$ –	$ –

Revolving Term Loans

Asset Based Loan Facility

On March 31, 2006, the $75 million Debtor-in-Possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US Base rate + 0.5% or LIBOR + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and prior to each anniversary date, the facility can be renewed for a period of two years if the lender and Stelco mutually agree. The ABL facility is secured by a first priority security interest in the eligible inventory and eligible accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest in all other property and assets of the Corporation, limited to $300 million and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral of eligible accounts receivable and eligible inventory, but will not exceed $600 million. At March 31, 2006, borrowings under the facility are $392 million, letters of credit are $29 million, and the available amount remaining under the facility is approximately $179 million. The ABL facility incurs an annual fee of 0.375% of any non-use of funds available under the facility. The facility is subject to certain restrictive covenants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

11. BANK AND OTHER SHORT-TERM INDEBTEDNESS AND REVOLVING TERM LOANS (continued)

Secured Revolving Term Loan

On March 31, 2006, as part of the Plan, the Corporation entered into a secured revolving term loan facility with Tricap (a shareholder – Note 2), in the amount of $375 million for a term of seven years. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75% until March 31, 2009 after which the loan bears interest at bankers' acceptance rate plus 7.25%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the fixed assets of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in certain subsidiaries, partnerships and joint ventures of Stelco. As at March 31, 2006, there were borrowings of $35 million outstanding under this facility. Stelco intends to repay amounts borrowed under this facility within one year, therefore these borrowings have been reflected as a current liability on the Statement of Financial Position. Under this facility, Stelco is required to pay an annual fee of 3% of the aggregate commitment of $375 million on each anniversary date of Plan implementation. In addition, the facility requires the Company to pay 3% of the outstanding credit facility in place at March 31, 2009, if it intends to extend the facility.

12. LONG-TERM DEBT

(in millions)	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)
10.4% retractable unsecured debentures due November 30, 2009	$ –	$ 125	$ 125
9.5% convertible unsecured subordinated debentures due February 1, 2007	–	90	90
8% retractable unsecured debentures due February 15, 2006	–	150	150
Computer system financing maturing March 31, 2012	–	47	47
Long-term debt of Applicants subject to compromise (Note 5)	–	412	412
Floating Rate Notes at LIBOR + 5.50% or LIBOR + 8.50%[a]	275	–	–
1.0% Province Note[b]	149	–	–
1.0% Province Note – fair value adjustment[b]	(92)	–	–
Term loan at Canadian Prime Rate plus 2.50% matured on June 10, 2005[c]	5	27	22
Term loan at Bankers' Acceptance Rate plus 1.50% maturing on January 31, 2008	27	40	33
Term loan at 7.20% maturing on January 3, 2008[d]	–	7	6
Term loans at Bankers' Acceptance Rate plus 1.00 to 1.125% or Canadian Prime Rate plus 0.5% maturing on January 3, 2008[d]	–	12	10
Long-term debt	364	498	483
Less: amount held for sale (Note 9)	–	–	(16)
Less: amount subject to compromise (Note 5)	–	(412)	(424)
Long-term debt not subject to compromise	364	86	43
Less amount due within one year	18	45	23
Long-term debt	$ 346	$ 41	$ 20

(a) Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, Affected Creditors received FRN's equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of London Inter-Bank Overnight Rate ("LIBOR") plus 5.50% if paid in cash and LIBOR plus 8.50% if paid in new FRN's. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL Facility and the Secured Revolving Term Loan (Note 11) in all respects including rights to payment and enforcement until both the ABL Facility and Secured Revolving Term Loan are repaid in full.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

12. LONG-TERM DEBT (continued)

(b) Province Note

In accordance with the Pension Agreement, the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares. The Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum, payable semiannually in cash or, at Stelco's option, by delivering Stelco common shares. At March 31, 2006, the $150 million was allocated between the Province Note and the fair value of the warrants (see Note 14 for terms of the warrants). Upon the application of fresh start reporting, the Province Note will be adjusted to its fair value upon the completion of the comprehensive revaluation of assets and liabilities (Note 5). The fair value of the Province Note is currently estimated to be $57 million.

(c) The term loan is an obligation of a wholly owned subsidiary of the Corporation. The loan is in default and secured against letters of credit associated with the sale of the plate mill assets. In addition, a $12 million claim was accepted through the claims process and was settled upon implementation of the CCAA Plan (see Note 2).

(d) These term loans were assumed by the purchaser upon completion of the sale of the Non-Core Subsidiaries during the first quarter of 2006 (Note 9).

13. COMMITMENTS AND CONTINGENCIES

Capital Programs

The estimated cost to complete previously approved capital programs is $106 million. Of this amount $47 million relates to Phase 2 of the Lake Erie Steel Limited Partnership hot strip mill upgrade. An additional $17 million pertains to projects at the Corporation's mining interests

Federal Government Grant

The Government of Canada announced on November 23, 2005 that it agreed to provide a $30 million co-generation grant, representing approximately 60% of the initial cost of the Corporation's near-term cogeneration spending. Since the time of the commitment, there has been a change in Government. The Corporation has initiated a dialogue with the new government in order to reconfirm and secure the $30 million commitment. To date, the grant has not been reconfirmed.

Contingencies

Georgian Windpower Corporation ("GWC") commenced a lawsuit against Stelco Inc. during the course of the CCAA proceedings alleging, among other things, breach of contract by Stelco in connection with Stelco's termination in April 2005 of a Memorandum of Understanding ("MOU") and Agreement to Enter into a Land Lease Agreement ("AELLA") between Stelco and GWC. GWC has claimed damages of $350 million. The lawsuit is still at the pleadings stage. The Corporation intends to vigorously defend this action. The result and value of the GWC claim is not determinable at this time and consequently the Corporation has not recorded any provisions in the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS **(unaudited)** (continued)

14. CAPITAL STOCK

Common Shares

	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)
New Common Shares	26,100,000	–	–
Convertible Series A	–	101,778,203	100,735,965
Convertible Series B	–	470,996	1,513,233
Total number of shares	26,100,000	102,249,199	102,249,198
Total (in millions)	$144	$781	$781

Convertible Series A and B Common Shares

The Series A and B Common Shares of the Predecessor were delisted from the Toronto Stock Exchange as at the close of trading on March 10, 2006. These shares were eliminated on Plan implementation with no value being attributed to them (Note 2).

New Common Shares

Under the Plan and in accordance with the Plan Sponsor Agreement (Note 2), the Corporation issued 26,100,000 New Common Shares upon emergence from CCAA with a value of $5.50 per share. The Affected Creditors received 6,364,000 New Common Shares as partial consideration for settlement of their Affected Claims (Note 2). The Equity Sponsors received 19,736,000 New Common Shares in exchange for proceeds of $108.5 million.

On April 2, 2006, the President and Chief Executive Officer purchased 1,000,000 New Common Shares from Treasury for cash consideration of $5.5 million, bringing the total number of shares outstanding as of that date to 27,100,000.

Warrants

Under the Plan, the Corporation issued a total of 2,269,600 warrants. The warrants entitle the holder to purchase one common share at an exercise price of $11.00, and if exercised in full, would result in the holders owning approximately 8% of fully diluted equity. These warrants have a term of seven years and are exercisable at anytime after June 26, 2006 up to their expiration on March 31, 2013. The Affected Creditors received 1,418,500 warrants with an estimated fair value of $2 million as partial consideration in exchange for their Affected Claims (Note 2). The Province received 851,100 warrants with an estimated fair value of $1 million as partial consideration for the province loan (Note 12).

15. STOCK-BASED COMPENSATION

Key Employee Stock Option Plan ("KESOP")

The KESOP terminated on Plan Implementation. No options remain outstanding under this plan.

Deferred Share Unit Plan

The holders of all the deferred share units ("DSU's") were settled for nil consideration on Plan Implementation. While the DSU Plan continues to exist, there are currently no deferred share units outstanding.

Incentive Stock Option Plan

Effective April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The ISOP is intended to attract and retain superior directors, officers, advisors, employees and other persons engaged to provide ongoing services to the Corporation or its affiliates. The total number of stock options available under the ISOP is 2,610,000, of which 1,944,000 were issued at a strike price of $5.50 per share. The options vest semi-annually over a four-year period from the date of the grant (the "Grant Date") in equal installments beginning in September 2006, subject to acceleration under certain circumstances. The options mature 10 years after the Grant Date. All options granted under the ISOP may not be issued for less than the market price of the Corporation's Common Shares on the Grant Date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

16. EMPLOYEE FUTURE BENEFITS

Net Benefit Plan Cost

The defined benefit costs recognized in the first quarter of 2006 and 2005 are outlined as follows:

Three months ended March 31	2006		2005	
	Continuing Operatings	Discontinued Operations	Continuing Operatings	Discontinued Operations
	(Predecessor)	(Note 9)	(Predecessor)	(Note 9)
Pensions	$ 36	$ 101	$ 40	$ 4
Other benefit plans	27	48	26	5
Total net benefit plan costs	$ 63	$ 149	$ 66	$ 9

Accrued Benefit Obligation and Plan Assets

Information about the Corporation's pension benefit plans, in aggregate, is as follows:

Pension Benefit Plans

	Three months ended March 31, 2006				Year ended December 31, 2005
(in millions)	Predecessor	Pension Contribution	Fresh Start Adjustments	Successor	Predecessor
		(Note 5)	(Note 5)		
Accrued Benefit Obligation					
Balance at beginning of period	$ 3,806	$ –	$ –		$ 3,415
Current service and interest cost	56	–	–		237
Benefits paid	(56)	–	–		(217)
Actuarial (gains) losses	–	–	(108)		372
Exchange and other	–	–	(8)		(1)
Balance end of period	$ 3,806	$ –	$ (116)	$ **3,690**	$ 3,806
Plan Assets					
Fair value at beginning of period	$ 2,853	$ –	$ –		$ 2,600
Actual return on assets	78	–	–		375
Employer contributions	23	382	–		98
Benefits paid	(56)	–	–		(217)
Exchange and other	(1)	–	(5)		(3)
Fair value at end of period	2,897	382	(5)	**3,274**	2,853
Funded status – plan deficit	(909)	382	111	**(416)**	(953)
Unamortized net actuarial loss	823	–	(823)	–	877
Unamortized past service costs	185	–	(185)	–	188
Accrued benefit asset (liability)	$ 99	$ 382	$ (897)	$ **(416)**	$ 112

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

16. EMPLOYEE FUTURE BENEFITS (continued)

The accrued benefit asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

(In millions)	At March 31, 2006		At December 31, 2005
	(Predecessor)	(Successor)	(Predecessor)
Deferred pension cost	$ 99	$ –	$ 112
Pension liability – current	–	(67)	–
Pension liability – non-current	–	(349)	–
Total Accrued benefit asset (liability)	$ 99	$ (416)	$ 112

Substantially all of the Corporation's pension benefit plans are not fully funded.

Pension Plan Funding Arrangements

As a condition of the CCAA Plan, Stelco and the Province entered into the Pension Agreement, effective on March 31, 2006 containing the following key terms:

- Stelco was obligated to make an initial up-front payment of $400 million to its four main pension plans less any contributions to plans already made in 2006. As a result, Stelco made a $382 million payment to the plans on March 31, 2006;
- Stelco will fund its four main pension plans in the following amounts in the years subsequent to December 31, 2005:
  Years 1 – 5: $65 million per year ($32.5 million in 2006), payable monthly, commencing July 1, 2006;
  Years 6 – 10: $70 million per year, payable monthly;
- Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of certain minimum thresholds as set out in the Pension Agreement, subject to Stelco having more than a minimum liquidity amount; and
- Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015 provided that any future benefit improvements which will be required to be funded in accordance with the Pension Benefits Act and will be in addition to the funding payments outlined above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

16. EMPLOYEE FUTURE BENEFITS (continued)

Other Benefit Plans

(in millions)	Three months ended March 31, 2006 Predecessor	Three months ended March 31, 2006 Fresh Start Adjustments (Note 5)	Three months ended March 31, 2006 Successor	Year ended December 31, 2005 Predecessor
Accrued Benefit Obligation				
Balance at beginning of period	$ 1,376	$ –		$ 1,212
Current service and interest cost	20	–		80
Benefits paid	(12)	–		(58)
Actuarial (gains) losses	–	(30)		139
Exchange and other	1	(21)		3
Balance end of period	$ 1,385	$ (51)	**$ 1,334**	$ 1,376
Plan Assets				
Fair value at beginning of period	12	–		11
Actual return on assets	–	–		1
Employer contributions	4	–		2
Benefits paid	(2)	–		(1)
Exchange and other	–	–		(1)
Fair value at end of period	$ 14	$ –	**$ 14**	$ 12
Funded status – plan deficit	(1,371)	51	**(1,320)**	(1,364)
Unamortized net actuarial loss	470	(470)	–	476
Unamortized past service costs	(6)	6	–	(6)
Accrued benefit liability	$ (907)	$ (413)	**$ (1,320)**	$ (894)

The accrued benefit liability is reflected in the Consolidated Statement of Financial Position as follows:

(in millions)	(Predecessor)	At March 31, 2006 (Successor)	At December 31, 2005 (Predecessor)
Employee future benefits liability – current	$ 60	$ 60	$ 60
Employee future benefits liability – non-current	847	1,260	834
Total accrued benefit liability	$ 907	$ 1,320	$ 894

All of the Corporation's other benefit plans are not fully funded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

17. EARNINGS (LOSS) PER COMMON SHARE

Interest on the convertible debentures is recorded in the Consolidated Statement of Earnings (Loss) as interest on long-term debt and debt subject to compromise. This amount, net of tax, is added back to net earnings (loss) from continuing operations and net earnings (loss) in order to calculate fully diluted earnings (loss) from continuing operations and fully diluted earnings (loss) per common share. Fully diluted earnings (loss) per common share is calculated by applying the treasury stock method for the potential exercise of stock options, and assuming the dilutive effect of the conversion of all outstanding convertible debentures at the $4.50 per share conversion price applicable to these debentures.

Three months ended March 31 ($ in millions)		2006		2005
		(Predecessor)		Restated (Note 9) (Predecessor)
Basic net earnings (loss) from continuing operations	$	(79)	$	41
Convertible debentures – interest expense net of tax		1		1
Fully diluted net earnings (loss) from continuing operations	$	(78)	$	42
Basic net earnings (loss)		(122)		49
Convertible debentures – interest expense net of tax		1		1
Fully diluted net earnings (loss)	$	(121)	$	50
Weighted average number of common shares outstanding – basic		102,249,198		102,249,199
Incremental number of common shares assumed to be issued on the exercise of stock options		–		281,250
Common shares issued on the assumed conversion of convertible		20,000,000		20,000,000
Weighted average number of common shares outstanding – fully diluted		122,249,198		122,530,449
Options to purchase common shares not included in the above calculation*		4,986,012		3,851,351

* Exercise prices were greater than the average market price of the common shares during the periods.

During the three months ended March 31, 2006, a basic net loss from continuing operations and a basic net loss were incurred, therefore options and convertible debentures related information have not been used to calculate fully diluted earnings per share from continuing operations and fully diluted earnings per share as both are anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

18. SEGMENTED INFORMATION

Discontinued Operations

Due to the restructuring of the Corporation's business, the operations of the Mini-mill segment (AltaSteel, Norambar, Genalta, and Fers et Métaux) and the Manufactured Products segment (Stelwire, Stelpipe, Stelfil, Camrose Pipe, MOLY-COP, and Welland Pipe) were discontinued and have been sold in whole or in part. Information relating to these businesses is contained in Note 9 – Discontinued Operations and is not disclosed below due to the related retroactive restatement of the consolidated financial statements.

Continuing Operations

The continuing operations of the Corporation, the Integrated Steel Segment, operate primarily within the North American market, as a group of businesses producing and marketing a wide range of steel products. Businesses in this segment produce raw materials (iron ore) and manufacture and sell slabs, hot rolled, cold rolled, and coated sheet, and bar. Intersegment sales are recorded at market value.

The following provides segmented information pertaining to the Integrated Steel Segment where the information cannot otherwise be found directly in the consolidated financial statements:

Three months ended March 31 (in millions)	2006	2005
	(Predecessor)	(Restated – Note 9) (Predecessor)
Net sales – trade	674	780
Intersegment sales	–	(52)
Net Sales	$ 674	$ 728
Shipments – trade (thousands of net tons)	974	973
Intersegment shipments	–	(66)
Shipments	974	907
Geographic segments		
Net sales		
Canada	609	659
United States	60	63
Other	5	6
Net sales	$ 674	$ 728
Capital assets – net		
Canada	977	997
United States	58	58
Capital assets – net*	$ 1,035	$ 1,055

* The valuation of assets under fresh start accounting is still under review, therefore these capital assets are reported at historical cost (Note 5).

INVESTOR INFORMATION

Questions and comments regarding Stelco Inc. or any information appearing in the quarterly reports or any other corporate publication may be directed to:

Stelco Inc.
Office of the Secretary
Hamilton, Ontario L8N 3T1

Telephone: (905) 528-2511 Ext. 2618
Fax: (905) 308-7002
E-mail: info@stelco.ca

The Corporation's annual and quarterly reports, media releases, and other investor information may be found at Stelco's web site: www.stelco.com

Inquiries regarding change of address or other share administration matters should be directed to:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

Telephone: (416) 643-5500
Toll free: 1 800 387-0825
Fax: (416) 643-5501

www.cibcmellon.com
E-mail: inquiries@cibcmellon.com

Restructuring Information:
For restructuring information, including all court documents, news releases, etc., please refer to our web site: www.stelco.com

Information contained in or otherwise accessible through our web site or any other web site referred to herein does not form part of this Report.

65

RECEIVED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, William E. Vaughan, Chief Financial Officer of Stelco Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stelco Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 10, 2006

"William E. Vaughan"

William E. Vaughan
Chief Financial Officer

66

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Rodney B. Mott, President and Chief Executive Officer of Stelco Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stelco Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 10, 2006

"Rodney B. Mott"

Rodney B. Mott
President and Chief Executive Officer

stelco

67

STELCO INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual and Special Meeting of Shareholders of Stelco Inc. will be held in Room 801, Metro Toronto Convention Centre, South Building, 222 Bremner Boulevard, Toronto, Ontario, Canada, at 10:30 a.m., Toronto time, on Thursday, June 22, 2006, for the following purposes:

1. to receive the consolidated financial statements of the Corporation and its subsidiaries for the year ended December 31, 2005 and the report of the auditors thereon;

2. to appoint auditors and to authorize the directors to fix their remuneration;

3. to consider and, if thought advisable, pass a special resolution to increase the number of directors from 9 to 10;

4. to consider and, if thought advisable, pass a resolution confirming general By-law No. 29;

5. to consider and, if thought advisable, pass a resolution approving the Incentive Stock Option Plan; and

6. to transact such other business as may properly come before the meeting or any adjournment thereof.

The accompanying Circular provides information relating to the above matters and is incorporated into and forms part of this Notice.

Only shareholders of record at the close of business on May 16, 2006 are entitled to notice of and to vote at the meeting or any adjournment thereof.

If you are not planning to be present at the meeting in person, you may vote your shares in any one of the following ways: (1) by completing, signing, and returning the accompanying form of proxy in the enclosed envelope to the Corporation's transfer agent, CIBC Mellon Trust Company, or otherwise by mail to CIBC Mellon Trust Company, Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario, M5K 4K9 or (2) by following the instructions included in the accompanying Circular for telephone, fax, or internet voting. Proxies to be used at the meeting must be deposited not later than 4:00 p.m., Toronto time, on Wednesday, June 21, 2006.

By order of the Board of Directors.

Bruce N. Futterer
Vice President, General Counsel and Corporate Secretary

Hamilton, Ontario
May 10, 2006

Note: If you are a new shareholder and did not receive Stelco's 2005 Annual Report, you can review this report on its website at www.stelco.ca. See also "Additional Information" in the Circular.

MANAGEMENT PROXY CIRCULAR

GENERAL PROXY INFORMATION

This Management Proxy Circular ("Circular") is furnished in connection with the solicitation of proxies by the management of Stelco Inc. (the "Corporation") for use at the Annual and Special Meeting of the Shareholders of the Corporation to be held on June 22, 2006 (the "Meeting") and at any adjournment thereof.

Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by officers or employees of the Corporation. In addition, the Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries ("Intermediaries"), and request that such materials be properly forwarded to the beneficial owners of shares registered in the names of such Intermediaries. All solicitation costs will be borne by the Corporation.

Record Date

The Board of Directors of the Corporation has fixed the close of business on May 16, 2006 as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting (the "Shareholders"). Each Shareholder is entitled to one vote for each share held and shown as registered in such holder's name on the list of Shareholders prepared as of the close of business on the record date.

Beneficial Shareholders

For the purposes of the Circular, reference to "Shareholders" or "Registered Shareholders" means Shareholders who hold their shares directly and are registered as Shareholders of the Corporation and "Beneficial Shareholders" means beneficial owners of shares whose shares are registered in the name of an Intermediary such as an investment dealer or broker or trust company or depository. Beneficial Shareholders are sometimes referred to as non-registered shareholders in the marketplace.

Beneficial Shareholders can expect to receive either:

(i) a form of proxy from the Intermediary that is signed by the Intermediary (typically by a facsimile stamped signature), which sets forth the number of shares beneficially owned by the Beneficial Shareholder, but which is otherwise uncompleted. The Beneficial Shareholder may complete the proxy and deposit it with CIBC Mellon Trust Company ("CIBC Mellon") as described; or

(ii) a voting instruction form from the Intermediary's agent, requesting voting instructions which must be completed and signed, or otherwise dealt with, by the Beneficial Shareholder in accordance with the instructions on the voting instruction form.

The majority of Intermediaries delegate responsibility for obtaining voting instructions from Beneficial Shareholders to a service company called ADP Investor Communications ("ADP"). ADP typically mails a voting instruction form to Beneficial Shareholders requesting that the Beneficial Shareholders return the form to ADP. The ADP form also allows completion of the voting instruction form by telephone and by internet. ADP then tabulates the results of all instructions received from Beneficial Shareholders and provides appropriate instructions respecting the voting of shares to the Corporation's transfer agent, CIBC Mellon. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use the form to vote the shares directly at the Meeting. The voting instruction form must be returned to ADP in advance of the Meeting in order to have the shares to which it relates voted.

Should a Beneficial Shareholder who receives either a proxy form or voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should strike out the names of the persons named in the proxy and insert their own name or another name in the blank space provided. In the case of a proxy form, the Beneficial

Shareholder should deposit the form with CIBC Mellon. In the case of a voting instruction form, the Beneficial Shareholder should follow the directions on the form as to returning the form and as to meeting attendance.

Methods of Providing Voting Instructions

Registered Shareholders or Beneficial Shareholders are requested to provide voting instructions for the Meeting. Registered Shareholders and Beneficial Shareholders may provide their voting instructions in one of four ways: (i) by returning by mail or delivery the proxy form or the voting instruction form accompanying this Circular; (ii) by returning by fax the proxy form or the voting instruction form accompanying this Circular; (iii) by following the telephone voting procedures referred to in the materials delivered to the Registered Shareholders or Beneficial Shareholders; or (iv) by using internet voting procedures referred to in the materials delivered to the Registered Shareholders or Beneficial Shareholders. Shareholders wishing to appoint a person as a proxy other than the management representatives named on the proxy form or the voting instruction form will not be able to do so using telephone voting procedures.

Voting by Mail - Completed, signed, and dated proxy forms may be returned in the postage paid envelopes accompanying them or delivered to the Corporation's transfer agent, CIBC Mellon, at 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9. Registered Shareholders and Beneficial Shareholders who mail their proxies must ensure that their proxies are received by the Corporation's transfer agent by 4:00 p.m., Toronto time, on Wednesday, June 21, 2006, (or 4:00 p.m., Toronto time, on the day preceding any adjournment of the Meeting date). Beneficial Shareholders who receive voting instruction forms may return them in the postage paid envelopes accompanying them or in accordance with the instructions contained in the voting instruction forms.

Voting by Fax - Completed, signed and dated proxy forms may be returned by fax to the Corporation's transfer agent at 416-368-2502. Registered Shareholders and Beneficial Shareholders who fax their proxies must ensure that their proxies are received by the Corporation's transfer agent by 4:00 p.m., Toronto time, on Wednesday, June 21, 2006, (or 4:00 p.m., Toronto time, on the day preceding any adjournment of the Meeting date). Beneficial Shareholders who receive voting instruction forms may return them by fax in accordance with the instructions contained in the voting instruction forms.

Voting by Telephone - Registered Shareholders may vote by telephone using a touch-tone telephone and using the following toll-free number: 1-866-271-1207. Registered Shareholders may vote by telephone up to 4:00 p.m., Toronto time, on Wednesday, June 21, 2006, (or 4:00 p.m., Toronto time, on the day preceding any adjournment of the Meeting date). Beneficial Shareholders should follow instructions for telephone voting conveyed to them by their Intermediaries or their service companies such as ADP. Shareholders will be asked to provide a 12- or 13-digit Control Number in order to verify their identity (see "Control Numbers" below for more details). Voting instructions are then conveyed by use of touch-tone selections over the telephone.

Voting by Internet - Registered Shareholders may vote by internet by accessing the following website: www.eproxyvoting.com/stelco. Registered Shareholders may vote by internet up to 4:00 p.m., Toronto time, on Wednesday, June 21, 2006, (or 4:00 p.m., Toronto time, on the day preceding any adjournment of the Meeting date). Beneficial Shareholders should follow instructions for internet voting conveyed to them by their Intermediaries or their service companies such as ADP. Shareholders will be asked to provide a 12- or 13-digit Control Number in order to verify their identity (see "Control Numbers" below for more details). Voting instructions are then conveyed electronically over the internet.

Control Numbers - In order to vote by telephone or the internet, Shareholders will be required to enter a 12- or 13-digit Control Number. Registered Shareholders who have received a form of proxy will find a 13-digit Control Number printed below their pre-printed name and address on their proxy. Beneficial Shareholders will find written instructions from their Intermediaries or service companies on their form of proxy or voting instruction form which contain a 12-digit Control Number.

Appointment of Proxies

Shareholders will find a form of proxy accompanying this Circular. The persons named in the enclosed form of proxy are officers of the Corporation. A Shareholder has a right to appoint a person, who need not be a Shareholder of the Corporation, other than the management representative designated in the accompanying proxy, to attend and act on behalf of the Shareholder at the Meeting. To exercise this right, a Shareholder may either strike out the names of the persons designated in the proxy and insert such other person's name in the blank space provided or complete another appropriate form of proxy, and deliver the completed proxy as set out in the Notice of Meeting.

Revocation of Proxies

Unless otherwise specified in such forms, proxy forms and voting instruction forms which are undated are deemed to bear the date upon which they were sent to the Shareholder.

Proxies given by Shareholders may be revoked pursuant to subsection 148(4) of the *Canada Business Corporations Act* ("CBCA"), the corporate law under which the Corporation is organized, at any time prior to their use, by an instrument in writing executed by the Shareholder who has executed the proxy or proxies or by his or her attorney authorized in writing, as well as in any other manner permitted by law. If the instrument of revocation is deposited with the Chair on the date of the Meeting or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote may have already been cast pursuant to the proxy. Voting instructions conveyed by mail or by fax by a later-dated instrument in writing or by telephone or the internet will revoke any prior voting instructions. A Beneficial Shareholder who wishes to revoke previously given voting instructions must contact his or her Intermediary or related service company to determine whether arrangements may be made to revoke the previously conveyed voting instructions.

Voting of Proxies in favour of Management

Shares represented by properly executed proxies in favour of the management representatives named therein will be voted or withheld from voting in accordance with the instructions on the form of proxy on any ballot that may be called for. **If no voting instructions are given, proxies will be voted (1) "FOR" the appointment of auditors; (2) "FOR" the special resolution authorizing the increase in the number of directors; (3) "FOR" the resolution confirming By-Law No. 29; and (4) "FOR" the resolution approving the Incentive Stock Option Plan.**

Discretionary Authority and Related Matters

The enclosed form of proxy confers discretionary authority upon the persons named in the proxy with respect to voting on amendments to, or variations of, matters identified in the Notice of Meeting and on other matters that may properly come before the Meeting or any adjournment thereof. At the time of the printing of this Circular, the Corporation knows of no such amendment, variation, or other matter expected to come before the Meeting. If any other matter should properly come before the Meeting, the management representatives named in the enclosed form of proxy will vote on them in accordance with their best judgment.

Ownership of Common Shares

As of May 10, 2006, there were 27,100,000 outstanding Common Shares of the Corporation.

Principal Holders of Common Shares

To the knowledge of the directors and officers of the Corporation, the following table indicates the holding of shareholders who beneficially own, or exercise control or direction over, more than 10% of the outstanding Common Shares of the Corporation on May 10, 2006:

Shareholder	Number of Common Shares (includes direct or indirect ownership or control)	Percentage of Issued Common Shares
Tricap Management Limited ("Tricap")	9,928,243[1]	36.94%
Sunrise Partners Limited Partnership	5,030,781	18.56%
Appaloosa Management L.P.	5,002,849[2]	18.46%

(1) 6,174,014 Common Shares are beneficially owned by Brookfield Asset Management Inc. ("Brookfield"), but under the control and direction of Tricap Management Limited. Brookfield is a public company listed on the Toronto and New York Stock Exchanges. Brookfield's major shareholder is Partners Limited ("Partners") who, together with its shareholders, collectively own, directly or indirectly, exercise control or direction over, or have options or warrants to acquire, approximately 45 million Class A Limited Voting Shares of Brookfield, representing approximately 17% of the Class A Limited Voting Shares on a fully diluted basis, and 85,120 Class B Voting Shares of Brookfield, representing all of the Class B Limited Voting Shares. Messrs. Douglas and Madon, directors of the Corporation, are shareholders of Partners. Tricap is also an affiliate of 1685970 Ontario Inc., the lender with respect to the secured revolving term loan in the amount of $375 million entered into on March 31, 2006, as part of the CCAA Plan (as defined below). See management's discussion and analysis of financial conditions and results of operations dated May 10, 2006, a copy of which may be found on the Corporation's website at www.stelco.com or on SEDAR at www.sedar.com.

(2) The Common Shares are held by Appaloosa Management L.P. through two of its funds, Appaloosa Investment L.P. I and Palomino Fund Ltd.

BUSINESS OF THE ANNUAL MEETING

Financial Statements

The Corporation's consolidated financial statements for the year ended December 31, 2005, and the report of the auditors thereon, will be placed before the Shareholders at the Annual Meeting. These consolidated financial statements form part of the Corporation's Annual Report.

Introduction of Directors

The Sanction Order dated January 20, 2006 of the Ontario Superior Court of Justice (the "Sanction Order"), sanctioning the Third Amended and Restated Plan of Arrangement of the Corporation, Stelwire Ltd., Stelpipe Ltd., Welland Pipe Ltd. and CHT Steel Company Inc. (as amended, the "CCAA Plan") provides that, at as of the last moment of March 31, 2006, the term of office of the individuals who were Directors of the Corporation (the "Former Directors", forming the "Former Board") terminated and the individuals listed below (as such may be amended, the "New Board") were appointed to the Board of Directors, with the exception of Mr. Steve Douglas who was appointed to fill a vacancy. For purposes of this Circular, the terms "Board of Directors" and "Board" are generically used when neither the New Board nor the Former Board are being specifically referenced. Likewise, the term "director" is used when the reference is not specific to either a "New Director" or a "Former Director".

The Amended and Restated Plan Sponsor Agreement dated as of December 9, 2005 between the Corporation, Tricap, Sunrise Partners Limited Partnership and Appaloosa Management L.P. required that 4 of the 9 members of the New Board would be those identified by Tricap to the Corporation, and 1 of the 9 members of the New Board would be the individual identified by Sunrise Partners Limited Partnership to the Corporation, 1 of the 9 members of the New Board would be the individual identified by Appaloosa Management L.P. to the Corporation and the remaining directors would be mutually satisfactory to the Corporation and Tricap, Sunrise Partners Limited Partnership and Appaloosa Management L.P., whether chosen from a list of candidates developed through the Corporation's existing search process or otherwise.

The Sanction Order specifies that the new Directors (the "New Directors") are to hold office for an initial term expiring on the later of March 31, 2007 or the second annual meeting of the Corporation after March 31, 2006. However, the Sanction Order provides that if a vacancy arises in the meantime, a quorum of the Directors may fill the vacancy. Mr. Courtney Pratt is the only New Director who was a Former Director.

The following table sets out information with respect to the New Directors. Mr. Pratt has been a director of the Corporation since January 31, 2002. Each of the other New Directors has been a director of the Corporation since the last moment in time on March 31, 2006. The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

Dennis Belcher, *Oakville, Ontario*
Retired

Mr. Belcher is a retired senior financial services industry executive. He retired as Executive Vice President, Credit and Risk Management of The Bank of Nova Scotia in 2002. He has served as a director on the boards of a number of public companies, and has authored publications dealing with such matters as risk assessment, restructuring and project financing.

Independent Director
Common Shares – Nil
Options - Nil
Member of the Audit Committee and Pension Committee
Outside Directorships with Reporting Issuers – Foamex International Inc.; Viatel Holdings (Bermuda) Ltd.; Rand McNally Corp.; Care Canada Global Development Group

Laurie Bennett, CA, *Mississauga, Ontario*
Retired

Mr. Bennett retired as audit partner of Ernst & Young LLP (chartered accountants) in June 2004. He has managed the audits of a number of Canada's largest companies, including Noranda Inc., TorStar Corporation, AGCO Corporation (Massey Ferguson) and Sprint Canada Inc., with a particular focus on the manufacturing sector, among others.

Independent Director
Shares - Nil
Options - Nil
Chair of the Audit Committee
Member of the Pension Committee
Outside Directorships with Reporting Issuers- Exco Technologies Limited

Steven Cohn, *Livingston, New Jersey, USA*
Managing Director of Alvarez & Marsal, LLC

Mr. Cohn is Managing Director of Alvarez & Marsal, LLC of New York, a professional services firm specializing in providing turnaround management, restructuring and corporate advisory services. He has more than 15 years of experience in restructurings, serving in such roles as Chief Restructuring Officer and interim Chief Financial Officer.

Independent Director
Common Shares - Nil
Options - Nil
Member of the Audit Committee
Outside Directorships with Reporting Issuers - None

Steve Douglas, *Mississauga, Ontario*
Executive Vice-President and Chief Financial Officer of Falconbridge Limited

Mr. Douglas is the Executive Vice-President and Chief Financial Officer of Falconbridge Limited, a leading provider of copper and nickel with investments in fully integrated zinc and aluminium operations. He has held that position since June 2005, when Falconbridge Limited and Noranda Inc. merged. Prior to the merger, he was Executive Vice-President and Chief Financial Officer of Noranda Inc., from November 2003. Prior to joining Noranda Inc., he was Executive Vice-President and Chief Financial Officer of real estate company Brookfield Properties Corporation, a position that he held for more than six years. He also held various senior management positions at Brookfield Properties Corporation for three years prior to being

appointed Chief Financial Officer. Prior to joining Brookfield Properties Corporation, Mr. Douglas was affiliated with Ernst & Young in Toronto.

Independent Director
Common Shares - Nil
Options - Nil
Chair of the Pension Committee
Outside Directorships with Reporting Issuers – Noranda Income Fund (trustee)

Pierre Dupuis, *Brossard, Quebec*
Retired

Mr. Dupuis recently retired from his position as Chief Operating Officer of Dorel Industries Inc. ("Dorel"), a global consumer products company, which he held from 1999 to 2005. Prior to his appointment at Dorel, Mr. Dupuis was President and Chief Operating Officer of Transcontinental Inc., a Canadian printing and publishing company.

Independent Director
Common Shares - Nil
Options - Nil
Chair of the Health, Safety and Environment Committee and Member of the Human Resources and Compensation Committee and Corporate Governance Committee
Outside Directorships with Reporting Issuers - Norbord Inc.; Great Lakes Hydro Income Fund (trustee)

John Lacey, *Thornhill, Ontario*
Chairman of The Alderwoods Group Inc.

Mr. Lacey is Chairman of The Alderwoods Group Inc., an organization operating funeral homes and cemeteries within North America. From January 1999 to January 2002, he was the Chairman of The Loewen Group Inc. He also served on the Board of Directors of the Liquor Control Board of Ontario and Clarica, Inc. Mr. Lacey has more than 37 years of experience in senior executive positions, including service as Chief Executive Officer in a number of prominent Canadian companies.

Independent Director
Common Shares - Nil
Options - Nil
Chair of the Corporate Governance Committee
Outside Directorships with Reporting Issuers - The Alderwoods Group Inc.; Canadian Imperial Bank of Commerce; Canadian Tire Corporation, Limited; TELUS Corporation; Western Forest Products Inc; Tricap

Cyrus Madon, *Oakville, Ontario*
Managing Partner of Brookfield Asset Management Inc.

Mr. Madon is a Managing Partner of Brookfield Asset Management Inc. He has been involved in merchant banking and corporate advisory activities since joining Brookfield in 1999. Before that he served as Chief Financial Officer of Brookfield's subsidiary, Royal LePage Limited.

Independent Director
Common Shares - Nil
Options - Nil
Chair of the Human Resources and Compensation Committee
Member of the Corporate Governance Committee
Outside Directorships with Reporting Issuers- MediSolution Ltd.

Tony Molluso, *Kirkland, Quebec*
President and Chief Executive Officer of Concert Industries Corp.

Mr. Molluso is President and Chief Executive Officer of Concert Industries Corp, an investee company of Tricap, which manufactures and sells thermal, latex and multi-bonded air-laid products. He has held this position since April 11, 2005. Prior to joining Concert Industries Corp., he was President and Chief Executive Officer of Vicwest Corporation from October 2003 to April 2005; President and Chief Executive Officer of NBS Technologies Inc. from February 2003 to November 2003; President and Chief Executive Officer of Hartco Corporation from August 2001 to November 2002; President and Chief Executive Officer of Sodisco-Howden Group Inc. from February 1997 to August 2001.

Independent Director
Common Shares - Nil
Options - Nil
Member of the Health, Safety and Environment Committee
Outside Directorships with Reporting Issuers- NBS Technologies Inc.

Courtney Pratt, *Oakville, Ontario*
Chair, Stelco Inc.

Mr. Pratt was the Corporation's President and Chief Executive Officer from 2003 until March 31, 2006, when he left his post and was replaced by Mr. Rodney Mott. Prior to joining the Corporation in 2003, he had been President and Chief Executive Officer, Toronto Hydro Corporation from April 23, 2001; President of The Caldwell Partners, an executive search firm, from September 1998; and Chair and President of Noranda Inc., an international natural resources company. Mr. Pratt is not an Independent Director under applicable securities rules until three years has expired from his retirement as President and Chief Executive Officer.

Common Shares - Nil
Options - Nil
Outside Directorships with Reporting Issuers- Empire Company Ltd.

Cease Trade Orders and Bankruptcies

To the knowledge of the Corporation, in the last 10 years, none of the New Directors is or has been a director or executive officer of any company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order, or an order that denied the company access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was the subject of an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the company access to an exemption under securities legislation, for a period of more than 30 consecutive days or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:

(i) Mr. Dennis Belcher was retained to act as director and Chairman of the Independent Committee of Slater Steel Inc., which filed for protection under the CCAA on June 2, 2003. Mr. Belcher was also a director of Consumers Packaging Inc. at the time it filed for protection under the CCAA on May 23, 2001. On January 20, 2003, various provincial securities commissions issued orders ceasing the trading of Consumers Packaging Inc.'s shares as a result of a failure to file financial statements within the prescribed filing periods. The cease trade orders remain in effect. In addition, Mr. Belcher was a director of White Rose Crafts and Nursery Sales Ltd. immediately prior to its voluntary assignment into bankruptcy under the *Bankruptcy*

and Insolvency Act (the "BIA") on June 20, 2002. Mr. Belcher was a director of Richtree Inc. which was subject to a cease trade order in 2003 as a result of a failure to file financial statements within the prescribed filing periods. On February 26, 2004, the cease trade order was lifted. This company filed for protection under the CCAA on October 18, 2004. The proceedings were converted to proposal proceedings under the BIA and restructuring proceedings were successfully completed on January 23, 2006. Finally, Mr. Belcher was a director of Foamex International Inc. which filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware in September 2005.

(ii) Mr. Steven Cohn was Chief Financial Officer of Physician Computer Network, Inc. ("PCN") at the time that it voluntarily filed a petition under Chapter 11 of the Bankruptcy Code in the US in December 1999. In March 2000, PCN's assets were acquired in accordance with a plan of reorganization filed by PCN in the Chapter 11 bankruptcy proceedings. Mr. Cohn was also Chief Restructuring Officer and Interim Chief Financial Officer of Kasper A.S.L., Ltd. at the time that it filed Chapter 11 protection in February 2002 with the U.S. Bankruptcy Court in the Southern District of New York. Finally, Mr. Cohn was Chief Restructuring Officer of Donnkenny Apparel, Inc. at the time that it filed Chapter 11 protection in February 2005 with the U.S. Bankruptcy Court in the Southern District of New York.

(iii) Mr. John Lacey was asked by a group of shareholders to lead a restructuring of The Loewen Group Inc. and was acting as Chairman of the Board of The Loewen Group Inc. when it filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code and *Companies' Creditors Arrangement Act* (the "CCAA") in June 1999. In 2002, various provincial securities commissions issued orders ceasing the trading of The Loewen Group Inc.'s shares as a result of a failure to file financial statements within the prescribed filing periods. The cease trade orders remain in effect. In January 2002, Loewen successfully emerged from Chapter 11 and CCAA proceedings as The Alderwoods Group Inc. where Mr. Lacey remains as Chairman of the Board.

(iv) Mr. Courtney Pratt was President and Chief Executive Officer and director of the Corporation on January 29, 2004, when the Corporation and certain related entities filed for protection under the CCAA and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice granting it creditor protection. On the same date, the Corporation made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code. At the last moment in time on March 31, 2006, the Corporation implemented the CCAA Plan and emerged from CCAA protection.

Appointment of Auditors

The management proposes that the firm of KPMG LLP be appointed as auditors of the Corporation for the 2006 fiscal year. For information regarding fees paid to KPMG LLP see the section entitled "Audit Committee Information – External Auditor Service Fees" contained in the Annual Information Form of the Corporation dated March 24, 2006. A copy of the Annual Information Form may be found on the Corporation's website at www.stelco.ca or on the Canadian security administrator's System of Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com.

Increase in Number of Directors

The Articles of the Corporation currently provide that the New Board consists of 9 Directors. It is proposed that this number be changed to 10, in order to add Mr. Rodney Mott, President and Chief Executive

Officer of the Corporation, to the New Board. In order to implement this change, it will be necessary to amend the Articles of the Corporation. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the special resolution attached as Exhibit A to this Circular. This special resolution must be passed by not less than two-thirds of the votes cast thereon at the Meeting.

Upon approval of the Corporation's Shareholders and the receipt of the Certificate of Amendment for the Articles of Amendment described above, it is expected that the New Board will appoint Mr. Rodney Mott to the New Board at a subsequent meeting of the New Board. The following table sets forth information with respect to Mr. Mott.

Rodney B. Mott, *Nominee Director; Mt. Pleasant, South Carolina, USA*
President and Chief Executive Officer

Rodney Mott joined Stelco Inc. as President and Chief Executive Officer, effective April 1, 2006 to lead the Corporation after the completion of its restructuring process. Mr. Mott has over 30 years experience in the North American steel industry, with specific senior management experience in restructuring, labour relations, marketing, mergers and acquisitions, as well as plant expansion and construction. In his most recent position, Mr. Mott was President and Chief Executive Officer of International Steel Group. He has also held senior roles at United States Steel Corporation and Nucor Corporation.

Common Shares - 1,000,000
Options - 1,044,000
Outside Directorships - None

New By-Law No. 29

On May 10, 2006, the New Directors repealed the Corporation's existing general by-law and passed a new general by-law No. 29. The new form of general by-law for which Shareholder approval is being sought is preferred to the older form of general by-law currently in use by the Corporation. The new general by-law does not replicate provisions in the CBCA so it is shorter than the old general by-law and will not require amendment upon changes being made to the CBCA. The new general by-law also provides more flexibility to the Corporation to adapt to new governance standards and other requirements without potential by-law related conflicts. A copy of the new general by-law is attached as Exhibit B to this Circular. The New Board must submit this new general by-law to the Meeting for confirmation. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the resolution attached as Exhibit C to this Circular. This resolution must be passed by a simple majority of the votes cast thereon at the Meeting.

Incentive Stock Option Plan

Background and Principal Terms

Capitalized terms used in this section which are not otherwise defined have the meaning given to them in the Incentive Stock Option Plan (the "New Option Plan"), a copy of which is set out in Exhibit D to this Circular.

The Sanction Order declared that all options granted under the Corporation's Key Employee Stock Option Plan established in 1991 (the "1991 Option Plan") were of no force or effect effective on CCAA Plan implementation and that all such options were cancelled at such time.

Effective April 1, 2006, the New Board approved the New Option Plan, subject to regulatory approval. The New Option Plan was approved by the Toronto Stock Exchange, subject to majority Shareholder approval. The purpose of the New Option Plan is principally to attract and retain superior directors, officers and employees, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation, and in combination with these goals, to encourage their equity participation in the Corporation. The maximum number of Common Shares that may be reserved for

the issuance of Options is 2,610,000 Common Shares, subject to adjustment as provided in the New Option Plan. As at May 10, 2006, there were 27,100,000 Common Shares issued and outstanding and, as a result, initially the number of Common Shares reserved for issuance under the New Option Plan if approved by the Corporation's Shareholders represents 9.63% of the Corporation's outstanding capital (based upon Common Shares outstanding as of May 10, 2006).

The number of Common Shares reserved for issuance to any one person pursuant to Options granted in accordance with the New Option Plan cannot exceed 5% of the outstanding Common Shares of the Corporation. The New Option Plan also contains the following limits with respect to Insiders, (i) the maximum number of Common Shares that may be reserved for issuance to Insiders pursuant to Options granted under the New Option Plan and any other share compensation arrangement is 10% of the number of Common Shares outstanding and (ii) the maximum number of Common Shares that may be issued to Insiders under the New Option Plan and any other share compensation arrangement within a one-year period is 10% of the number of Common Shares outstanding.

The Option Price of Common Shares subject to an Option will be determined by the New Board at the time of grant and will not be less than the Market Value per Common Share at the Grant Date, calculated as (i) where the Common Share is not listed on an Exchange, the fair market value of the Common Share on that day determined by the New Board in good faith; and (ii) where the Common Share is listed on an Exchange, the closing board lot sale price per share of Common Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, the last board lot sale prior thereto.

The period during which any Option may be exercised is determined by the New Board at the time at which the Option is granted and cannot be later than 10 years from the Grant Date. The New Board may determine that an Option will be vested and exercisable in instalments and may accelerate the date upon which an instalment of an Option becomes vested and exercisable.

The foregoing description of the New Option Plan is qualified in its entirety by the terms and conditions of the plan, attached hereto as Exhibit D. Shareholders are encouraged to review this plan.

Grant of Stock Options

Subject to receipt of regulatory approval, Options have been granted to officers of the Corporation to purchase an aggregate of 1,944,000 Common Shares at a price of $5.50 per share. The Options were granted on April 1, 2006, which was before the Common Shares commenced trading on the Toronto Stock Exchange. Accordingly, the New Board determined the fair market value of a Common Share to be the $5.50 price paid for Common Shares issued pursuant to the CCAA Plan on March 31, 2006. The Options will vest over a four-year period in 8 equal instalments on a semi-annual basis beginning in September 30, 2006. The Options granted will expire if not exercised on or prior to March 31, 2016.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution in the form set out in Exhibit E to this Circular (the "Option Plan Resolution"). To be adopted, the resolution must be passed by a simple majority of the votes cast thereon by Shareholders at the Meeting. If the Option Plan Resolution is not passed by the requisite majority, the New Option Plan will not be adopted.

Subject to majority Shareholder approval of the Option Plan Resolution, the Toronto Stock Exchange has approved the New Option Plan and agreed to list the Common Shares issuable pursuant to the exercise of Options under the plan.

In accordance with the Section 613 of the Toronto Stock Exchange Company Manual, Insiders of the Corporation are entitled to vote on the resolution set out in Exhibit E.

If the proposed resolution is not approved by a simple majority of the votes cast at the Meeting, the Corporation will have to seek alternate methods for providing incentives to its current personnel and attracting new personnel. This may adversely affect the Corporation's ability to attract and retain new personnel as it continues to expand, whether by acquisition of other businesses or internal growth.

Proxies received in favour of management will be voted for the approval of the Option Plan Resolution unless a Shareholder has specified in the proxy that the Shareholder's Common Shares are to be voted against such resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Composition and Mandate of the Human Resources and Compensation Committee

As of December 31, 2005, the Human Resources and Compensation Committee consisted of four Former Directors: Mr. William P. Cooper, Mr. Richard Drouin, Mr. Douglas W. Mahaffy and the Hon. Barbara J. McDougall. Since March 31, 2006, the Human Resources and Compensation Committee has consisted of Mr. Cyrus Madon (Chair), Mr. John Lacey and Mr. Pierre Dupuis.

The Committee is responsible for succession planning, considering and approving incentive programs for senior management, reviewing the compensation arrangements for the Chief Executive Officer, setting annual objectives for the Chief Executive Officer, reviewing management development programs for the Corporation and approving employment arrangements for executive officers. The Committee also reviews material regulatory disclosure with respect to executive compensation and related matters.

Report on Executive Compensation

Mr. Courtney Pratt was appointed President and Chief Executive Officer effective January 1, 2004. Mr. Pratt left this post on March 31, 2006 and was replaced by Mr. Rodney Mott. Mr. William Vaughan was appointed Senior Vice President – Finance on January 1, 2004 and Chief Financial Officer on April 27, 2004 and will retire effective May 20, 2006. Mr. Colin Osborne was appointed Chief Operating Officer and Executive Vice President – Strategy on January 12, 2004 until April 7, 2006, when he was appointed Vice President of Strategy and Business Development. As of December 31, 2005, each of these individuals was party to an employment contract, in the form of a letter of appointment, and was party to change of control agreements as described below.

In compensating Mr Pratt, the Committee agreed on certain basic salary terms at the time of his hiring and to agreed bonus terms which were consistent with the Former Board's wish to emerge from CCAA protection in as short a time as possible. The bonus terms required specified financial performance within certain time limits following exit from court protection under the CCAA. Those criteria were not able to be satisfied due to the date of exit from CCAA protection. No increases in basic salary were awarded to Mr. Pratt during his tenure as President and Chief Executive Officer as a result of a consultative process with him further to which Mr. Pratt and the Committee concluded any salary increases would not be made. Compensation arrangements agreed to with Mr. Pratt reflected the unusual circumstances at the time of his hiring.

In identifying a replacement for Mr Pratt, the Committee, led by Mr. Cooper, transitioned the decision making to the new Committee and the New Board who confirmed Mr. Mott's employment terms and arrangements on assuming responsibilities on April 1, 2006.

During the CCAA process, the Committee recommended to the Board and the Board accepted the recommendations of the Committee to suspend new awards under the 1991 Option Plan. The 1991 Option Plan and all options unused pursuant to the 1991 Option Plan terminated on implementation of the CCAA Plan. Mr. Pratt received an award of one million options on his appointment as President and Chief Executive Officer, which options terminated unexercised on implementation of the CCAA Plan.

In connection with the performance of the President and Chief Executive Officer, the Committee undertakes an annual review of performance taking into account objectives agreed between the Committee and the Chief Executive Officer annually. The Committee considers views of the Board in this review process. Mr. Pratt's objectives for 2005 included seeking an exit from protection under the CCAA at the earliest possible opportunity with sufficient capital to enable the Corporation to sustain itself in the competitive marketplace, developing and implementing capital expenditure programs consistent with the Corporation's four point strategic direction and strategy, and focusing on the appropriate implementation of processes and systems to underpin financial statement certification and internal control reporting.

The Corporation previously had share ownership guidelines for executive officers requiring them to purchase Common Shares at specified levels within prescribed time limits. These ownership guidelines were suspended during the pendency of the CCAA proceedings by the Former Board. Any shares held by Executive Officers upon CCAA Plan implementation were effectively cancelled pursuant to the terms of the CCAA Plan. No decision has been taken on executive ownership of shares at this time. Mr. Mott has purchased one million common shares as at April 1, 2006.

Mr. Mott's goals and objectives, as determined by the New Board, are as follows:

(i) develop and execute a turnaround plan which reduces costs, enhances the Hamilton and Lake Erie operations and assesses and modifies, as appropriate, the capital expenditure plan;

(ii) recruit a new senior management team; and

(iii) achieve a minimum stated amount of annual Free Cash Flow (defined as EBITDA from operations (adjusted so that pension expense will be deemed to equal cash funding of pension payments), less interest expense, less capital expenditures and other capitalized items).

Compensation Plans

Variable Cash Incentive Program

The Corporation has operated the Variable Cash Incentive Plan as a bonus plan for senior employees for the last several years. Under the Variable Cash Incentive Program, payment potential is based on management's views of an acceptable level of profitability, measured by operating income. This Program has been terminated but the Human Resources and Compensation Committee will consider alternative bonus arrangements.

Deferred Share Unit Plan

The Corporation established a Deferred Share Unit Plan ("DSU Plan") for Directors and designated executive officers. Executive Officers are entitled to participate in the DSU Plan as agreed annually between management and the Committee. The DSU Plan entitles holders to receive cash awards under certain circumstances based on the value of the Corporation's Series A common shares. These shares effectively expired worthless on CCAA Plan implementation. The Corporation made no payments on account of surrendered deferred share units during the CCAA proceedings. The Human Resources and Compensation Committee has determined to retain the DSU Plan.

Key Employee Stock Option Plan

Under the 1991 Option Plan, the Corporation could designate from time to time full-time employees of the Corporation or its subsidiaries as eligible employees for purposes of the 1991 Option Plan, and could grant to such eligible employees options to purchase common shares of the Corporation. The 1991 Option

Plan is of no further force and effect since implementation of the CCAA Plan. The Sanction Order declared that all options granted under the 1991 Option Plan were of no force or effect effective on CCAA Plan implementation and that all outstanding options were cancelled at such time.

If the resolution contained in Exhibit E passes at the Meeting, the New Option Plan will be effective. For a description of the New Option Plan, see "Business of the Annual Meeting – Incentive Stock Option Plan."

Compensation of Named Executives – Statutory Disclosure

The following tables, presented in accordance with applicable securities regulations, set forth for the periods indicated the compensation paid to the Chief Executive Officer as of December 31, 2005, the Chief Financial Officer as of December 31, 2005, and the individuals who were, as of December 31, 2005, the other three most highly compensated executive officers of the Corporation (which individuals are hereinafter collectively referred to as the "Named Executives").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards		
	Year	**Salary ($)**	**Bonus[3] ($)**	**Other Annual Compensation[4] ($)**	**Securities Under Options Granted[5] (#)**	**Shares Subject to Resale Restrictions[6] ($)**	**All Other Compensation ($)**
Courtney Pratt President and Chief Executive Officer[1]	2005 2004 2003	810,000 810,000 -	- - -	- - -	- 1,000,000 -	- - -	- - -
William E. Vaughan Senior Vice President – Finance and Chief Financial Officer[2]	2005 2004 2003	287,500 287,500 187,500	- 74,463 -	- - -	- - 20,000	- - -	- - -
Colin Osborne Chief Operating Officer and Executive Vice President – Strategy	2005 2004 2003	400,000 400,000 306,667	- 103,600 -	- - -	- - 310,000	- - -	- - - - -
Thomas E. Witter Chief Commercial Officer	2005 2004 2003	250,000 171,667 140,000	- 42,670 -	- - -	- - 12,000	- - -	- - -
Jack E. DiCosimo Vice President – Operations, Stelco Hamilton	2005 2004 2003	235,000 207,500 185,000	- 53,742 -	- - -	- - 12,000	- - -	- - -

(1) Mr. Courtney Pratt was appointed President and Chief Executive Officer effective January 1, 2004. Effective April 1, 2006, Mr. Rodney Mott replaced Mr. Courtney Pratt as President and Chief Executive Officer. Mr. Mott's current base salary is $500,000 and he has been granted 1,044,000 Options under the New Option Plan. Mr. Mott is entitled to bonuses in 2006 of between 50% and 200% of base salary depending on the achievement of Free Cash Flow targets in the third quarter and fourth quarter of 2006.

(2) Mr. William Vaughan was appointed Senior Vice President – Finance on January 1, 2004 and Chief Financial Officer on April 27, 2004. Mr. Vaughan will retire effective May 20, 2006.

(3) Bonus amounts are reported in the fiscal year in which they were earned and not in the year in which they were actually paid. They are paid in cash in the year following the fiscal year in which they are earned. See "Statement of Executive Compensation- Variable Cash Incentive Program".

(4) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executives.

(5) See "Statement of Executive Compensation- Key Employee Stock Option Plan". The Sanction Order declared that all options granted under the 1991 Option Plan were of no force or effect effective on CCAA Plan implementation and that all such options were cancelled at such time.

(6) Awarded as deferred share units. See "Deferred Share Unit Plan". Deferred share units are considered to be Restricted Share Units for the purposes of this table.

Retirement Benefit Plans

Pension Table (pension and related benefits)

Remuneration	Years of Service					
($)	15	20	25	30	35	40
200,000	50,260	67,013	83,766	100,616	117,369	134,026
300,000	78,010	104,013	130,016	156,166	182,119	208,026
400,000	105,760	141,013	176,266	211,616	246,869	282,230
500,000	133510	178,013	222,516	267,116	311,619	356,026
600,000	161260	215,013	268,766	322,616	376,369	430,026
700,000	189010	252,013	315,016	378,116	441,119	504,026
800,000	216760	289,013	361,266	433,616	505,869	578,026
900,000	244510	326,013	407,516	489,116	570,619	652,026
1,000,000	272260	363,013	453,766	544,616	635,369	726,026
1,100,000	300010	400,013	500,016	600,116	700,119	800,026
1,200,000	327760	437,013	546,266	655,616	764,869	874,026

The Corporation operates defined benefit retirement plans for its salaried workforces. The plans were closed to employees who joined the Corporation after August 1, 1997.

As of December 31, 2005, the Named Executives, with the exception of Courtney Pratt, were members of a retirement plan for salaried employees. The annual basic lifetime benefit payable under the applicable pension plan, together with amounts payable under the Retirement Benefits Contracts hereinafter described, is shown on the table above based upon retirement at age 65. Retirement benefits are calculated using the average of the highest five years' remuneration.

The benefit formula is the sum of 1.00% of earnings up to the Canada Pension Plan Yearly Maximum Pensionable Earnings multiplied by the Available Service plus 1.85% of earnings in excess of the Canada Pension Plan Yearly Maximum Pensionable Earnings multiplied by the Available Service. If a member of a retirement plan for salaried employees retires prior to age 65, there is a pension bridge which replaces benefits under the Canada Pension Plan up to age 65. Pension and related benefits are calculated based on salary and bonus as referred to in the Summary Compensation Table beginning with bonuses earned in 1997 and paid in 1998. Retirement benefits in excess of the amount which can be paid pursuant to the Corporation's pension plan are paid as described below under "Retirement Benefits Contracts".

The credited service for the Named Executives as of December 31, 2005 was:

C. Osborne, 18.5 years; W. E. Vaughan, 37.7 years; J. E. DiCosimo, 33.6 years; T. E. Witter, 27.5 years.

Retirement Benefits Contracts

The Corporation has entered into Retirement Benefits Contracts with the Named Executives (except Mr. Courtney Pratt and Mr. Thomas E. Witter). Under the terms of the contracts, the Named Executives (except Mr. Courtney Pratt and Mr. Thomas E. Witter) undertook that they will not, for various periods after their retirement, engage in competitive activities without the consent in writing of the Corporation. Pursuant to the Retirement Benefits Contracts, the Corporation will pay to the Named Executives (except Mr. Courtney Pratt and Mr. Thomas E. Witter) following retirement the difference between the maximum pension benefit payable under the Corporation's retirement plan for salaried employees and the basic lifetime benefit amount as set out in the table above. Such obligations are secured through a funded trust.

Other Employment-Related Agreements

The Corporation has entered into agreements with Mr. Courtney Pratt, Mr. William Vaughan and Mr. Colin Osborne dealing specifically with termination in the event of a change in control of the Corporation. Under the terms of these agreements, the executive officer is entitled to compensation in the event of termination or constructive termination of employment following a change in legal or effective control of the Corporation unless termination occurs as a result of death, permanent disability, retirement, or termination for cause. The principal component of the compensation payable to such executive will be a lump sum amount equal to 2.5 times the executive's annual cash compensation. The compensation received under these agreements is in lieu of (and not in addition to) all other claims which the executive may have upon termination of his employment. Mr. Pratt left this post on March 31, 2006 and Mr. William Vaughan will retire effective May 20, 2006. Both Mr. Pratt and Mr. Vaughan received, or will receive, compensation pursuant to these agreements.

The Corporation has entered into letters of appointment with Mr. Courtney Pratt, Mr. William Vaughan and Mr. Colin Osborne confirming the terms of their employment and, among other things, confirming their entitlement to a fixed salary and related benefits, to be adjusted annually by the Corporation based on performance and other factors. These arrangements provide for on-going employment. The letters of appointment confirm their entitlement to notice in the event of termination without cause or compensation in lieu of such notice. Typically, such arrangements provide for compensation of 18 to 24 months salary in the event of termination without cause. In arriving at such contractual arrangements, the Corporation takes into account common law rights to notice or pay in lieu of notice on termination of employment. Mr. Osborne and Mr. Vaughan's letters of appointment, in connection with the Former Board's objective of returning the Corporation to profitability, include provision for a bonus, if after emerging from CCAA, Stelco achieved three successive financial quarters of positive net income (without regard to extraordinary items) at any time up to and including the second quarter of 2006. Due to financial performance and the date of CCAA Plan implementation, no bonuses will be paid pursuant to these employment provisions.

The Corporation entered into an agreement with Mr. Jack DiCosimo which, among other things, dealt with termination in the event of a change in control of the Corporation. Mr. DiCosimo left the employ of the Corporation in April 2006 and received compensation of 24 months salary, based on common law rights to notice.

Mr. Colin Osborne's base salary currently is $440,000 and Mr. Thomas Witter's base salary currently is $275,000. Mr. Rodney Mott, the new President and Chief Executive Officer, has a current base salary of $500,000 and he is entitled to bonuses in 2006 of between 50% and 200% of base salary depending on the achievement of Free Cash Flow targets in the third quarter and fourth quarter of 2006.

Compensation of Directors

Former Directors who were not employees of the Corporation ("Outside Directors") were entitled to be paid a base retainer of $25,000 in 2005. This retainer was determined by the Corporate Governance Committee and approved by the Former Board based on a review of general compensation levels for directors

at Canadian corporations. Outside Directors who were members of a Committee of the Former Board, other than the Audit Committee or the Restructuring Committee, were paid $3,500 per annum for their services as members of such Committees. Outside Directors who acted as the chair of a Committee of the Former Board, other than the Audit Committee, were paid $5,000 per annum for their services, such payment being in addition to any amount to which they are entitled as a member of such Committee. Outside Directors were paid a fee of $1,500 for attendance at each meeting of the Former Board and any Committee of the Former Board of which they are a member and $750 for attendance at each briefing. The fee paid to the Chair of the Audit Committee was $7,500 and the fee paid to Outside Directors who acted as members of the Audit Committee was $5,000. The non-executive Chair of the Board was paid an all-inclusive fee of $200,000 per annum. The Chair and members of the Restructuring Committee were compensated on a per hour basis. Former Directors also received reimbursement for reasonable expenses incurred in connection with attending Board and Committee meetings.

Since March 31, 2006, the New Board has adopted a different compensation scheme pursuant to which New Directors receive a fixed annual fee of $75,000. The Chair of the New Board receives a fixed annual fee of $150,000 and the Chair of the Audit Committee receives a fixed annual fee of $85,000.

The compensation received during 2005 by each Former Director is set out below:

	Director Annual Retainer	**Board and Committee Attendance Compensation**	**Committee Chair Annual Retainer**	**Committee Annual Retainer**	**Total Compensation in Cash**
John E. Caldwell	$25,000	$204,750	$7,500	$12,000	$249,250
William P. Cooper	$25,000	$136,687	$10,000	$12,000	$183,687
Richard Drouin	$200,000	-	-	-	$200,000
Roland Keiper(1)	$15,416	$87,938	-	-	$103,354
Gary J. Lukassen	$25,000	$145,688	$5,000	$8,500	$184,188
Douglas W. Mahaffy	$25,000	$137,625	-	$10,500	$173,125
Barbara J. McDougall	$25,000	$93,750	-	$10,500	$129,250
Courtney Pratt(2)	-	-	-	-	-
Michael Woollcombe(1)	$15,416	$89,438	-	-	$104,854

(1) Fees are prorated. Term began on February 18, 2005 and ended on August 31, 2005.

(2) Member of management and therefore did not receive compensation.

Performance Graph

The following graph compares the total cumulative shareholder return (assuming reinvestment of dividends) for $100 invested in the Corporation's Common Shares on December 31, 2000, with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Industrial Products-Steel Index for the five most recently completed financial years.


PERCENTAGE
400
350
300
250
200
150
100
50
0

	2000	2001	2002	2003	2004	2005
STELCO	100	90	103	67	58	6
S&P/TSX Composite	100	87	77	97	111	138
S&P/TSX Industrial	100	118	116	149	252	362

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation provides liability insurance for its directors and officers. In 2005, the Corporation paid premiums of $3,294,742 for coverage extending from August 1, 2005 to August 1, 2006. The policy limits were $120 million. Such insurance was replaced on March 31, 2006 with a new policy with policy limits of $250 million which will be replaced on May 15, 2006 with a new policy with policy limits of $130 million. The premium for the new policy is $2,035,333 and is paid by the Corporation. The replacement insurance carries a deductible of $1,000,000 per securities claim and $500,000 per any other claim in the case of claims for which indemnification is provided by the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board Mandate

The Board retains plenary powers for functions not delegated to management. The Board, through its Corporate Governance Committee, annually reviews those matters that are considered to require specific Board or Committee approval. In general terms, the Board reviews and approves all significant matters in the nature of acquisitions, divestitures, capital expenditures as well as the Corporation's short-term and long-term business plans. The Board of Directors operates and functions pursuant to a Board charter. Key responsibilities include overseeing strategic planning, assessing the primary risks of the Corporation, selecting, monitoring and coaching for the Chief Executive Officer and monitoring the effectiveness of the Corporation's internal control systems. The Board Charter is attached as Exhibit F.

Board Composition and Independence

The New Board is composed of 9 Directors. If the resolution attached in Exhibit A as described in the section entitled "Business of the Annual Meeting - Increase in Number of Directors" is passed at the Meeting, the number of directors on the New Board will increase from 9 to 10 directors.

In assessing whether a director is "independent", the New Board takes into account the provisions of Multilateral Instrument 52-110. Based on its assessments, the New Board has determined that 8 of the 9 New Directors of the Corporation are independent. The independent New Directors are Messrs. Dennis Belcher, Laurie Bennett, Steven Cohn, Steve Douglas, Pierre Dupuis, , John Lacey, Cyrus Madon and Tony Molluso. Mr. Courtney Pratt, the prior President and Chief Executive Officer of the Corporation, is the only New Director who is not independent within the meaning of Multilateral Instrument 52-110 by virtue of his employment as President and Chief Executive Officer within the last three years. Similarly, Mr. Mott will not be an independent director.

The independent Former Directors occasionally held *in camera* meetings at which non-independent Directors and members of management were not present. The Former Board met 63 times in 2005. At many of these meetings, the Former Board discussed issues without management present. The New Board plans to hold regular *in camera* meetings of the independent New Directors.

Board Meeting Attendance

In 2005, the Former Directors of the Corporation attended meetings of the Former Board as set out below:

Director	Board Meetings Attended	Committee Meetings Attended(1)
John E. Caldwell	59 of 63	35 of 37
William P. Cooper	62 of 63	20 of 21
Richard Drouin	63 of 63	31 of 32
Roland Keiper(2)	24 of 25	13 of 13
Gary J. Lukassen	61 of 63	31 of 33
Douglas W. Mahaffy	62 of 63	13 of 13
Barbara J. McDougall	46 of 63	10 of 11
Courtney Pratt	63 of 63	43 of 46
Michael Woollcombe(2)	25 of 25	13 of 13

(1) In respect of each Former Director, the number of Former Board Committee meetings attended is shown relative to the maximum number of Committee meetings that such Former Director was eligible to attend based on such Former Director's Committee membership and tenure as a director of the Corporation.

(2) Term began on February 18, 2005 and ended on August 31, 2005.

Committees of the Board

The Board discharges its responsibilities directly, on the advice and recommendations of its Committees. The Board has established five standing Committees and delegates certain of its responsibilities to each of the Committees. In this regard, each Committee is mandated to report to the Board and to carry out certain responsibilities. The Board approved charters that govern the Board and each Committee of the Board.

The five standing Committees of the New Board are: the Audit Committee, the Corporate Governance Committee, the Human Resources and Compensation Committee, the Pension Committee and the Health, Safety & Environment Committee. The Former Board had established an ad hoc Committee, the Board Restructuring Committee, which has now disbanded. A brief summary of each Committee's mandate follows.

Audit Committee

The principal functions of the Audit Committee, as set out in its written charter, are to monitor audit functions and the preparation of financial statements; review management's actions in relation to the preparation of financial statements and the maintenance of internal controls and the integrity of management

information systems; review the Corporation's financial reporting in connection with the annual audit and the preparation of financial statements; discuss with management the Corporation's internal controls, including policies and procedures for risk management; review audit plans of the internal and external auditors; recommend external auditors and their fees; and meet with the internal and external auditors independently of management.

Until March 31, 2006, the Audit Committee was chaired by Mr. John E. Caldwell and the other members of the Committee were Mr. William P. Cooper and Mr. Gary J. Lukassen. The current chair is Mr. Laurie Bennett, CA and the other members are Mr. Dennis Belcher and Mr. Steven Cohn. All of the members of the Committee are independent. In 2005, the former Audit Committee met 12 times.

For additional information concerning the Audit Committee, including its charter, see the Annual Information Form of the Corporation dated March 24, 2006. A copy of the Annual Information Form may be found on the Corporation's website at www.stelco.com or on SEDAR at www.sedar.com.

Corporate Governance Committee

The Corporate Governance Committee is responsible for proposing candidates for election to the Board and assessing the effectiveness of the Board as a whole.

The Amended and Restated Plan Sponsor Agreement dated as of December 9, 2005 between the Corporation, Tricap, Sunrise Partners Limited Partnership and Appaloosa Management L.P. required that 4 of the 9 members of the New Board would be those identified by Tricap to the Corporation, and 1 of the 9 members of the New Board would be the individual identified by Sunrise Partners Limited Partnership to the Corporation, 1 of the 9 members of the New Board would be the individual identified by Appaloosa Management L.P. to the Corporation and the remaining directors would be mutually satisfactory to the Corporation and Tricap, Sunrise Partners Limited Partnership and Appaloosa Management L.P., whether chosen from a list of candidates developed through the Corporation's existing search process or otherwise.

The Corporate Governance Committee is responsible for advising the Board of Directors on corporate governance matters and for monitoring the corporate governance systems of the Corporation. The mandate of the Committee includes reviewing and reporting to the Board from time to time on the size, composition, and profile of the Board and reviewing, at least annually, the relationship between management and the Board. The Committee oversees the orientation of new members of the Board. The Committee also reviews and recommends appropriate disclosure to the Board with respect to corporate governance matters including the corporate governance policies described in this Circular.

Until March 31, 2006, the Corporate Governance Committee was chaired by Mr. Richard Drouin and the other members of the Committee were Mr. John E. Caldwell and Mr. Douglas W. Mahaffy. The current chair is Mr. John Lacey and the other members are Mr. Pierre Dupuis and Mr. Cyrus Madon. All of the members of the Committee are independent. In 2005, the former Committee met 4 times.

Human Resources and Compensation Committee

The role of the Human Resources and Compensation Committee includes succession planning, considering and approving incentive programs for senior management, reviewing the compensation of the Chief Executive Officer, setting annual objectives for the Chief Executive Officer, reviewing management development programs for the Corporation, approving employment arrangements for executive officers and reviewing material regulatory disclosure with respect to executive compensation and related matters.

Until March 31, 2006, the Human Resources and Compensation Committee was chaired by Mr. William P. Cooper and the members of the Committee were Mr. Richard Drouin, Mr. Douglas Mahaffy and The Hon. Barbara J. McDougall. The current chair is Mr. Cyrus Madon and the other members are Mr. John Lacey and Mr. Pierre Dupuis. All of the members of the Committee are independent. In 2005, the former Committee met 8 times.

Pension Committee

The role of the Pension Committee includes determining that the necessary policies, practices, systems and personnel are in place with respect to administration of the Corporation's four main retirement plans, approving annual and interim pension reports to the Board of Directors, reviewing and approving key actuarial assumptions and funding policies, and reviewing the financial results of the investment of pension trust funds. The Pension Committee also reviewed audited financial statements relating to the pension trust funds and carries out other functions relating to oversight of pension plan administration and pension trust funds performance.

Until March 31, 2006, the Pension Committee was chaired by Mr. Gary J. Lukassen and the other members of the Committee were Mr. John E. Caldwell and The Hon. Barbara J. McDougall. The current chair is Mr. Steve Douglas and the other members are Mr. Dennis Belcher and Mr. Laurie Bennett. All of the members of the Committee are independent. In 2005, the former Committee met 2 times.

Health, Safety & Environmental Committee

The Health, Safety and Environment Committee oversees the practices, programs and systems followed by the Corporation with respect to health, safety and environmental matters. The Committee oversees policies, practices and procedures relating to compliance with legislation regulating occupational health and safety and the environment and reviews and appraises results achieved by such policies, practices and procedures. The Committee also oversees the ethical, social, political, financial and other issues implicit in the Corporation's policies, practices and procedures with respect to health, safety and the environment.

Until March 31, 2006, the Health, Safety and Environment Committee was chaired by Mr. William P. Cooper and the other members of the Committee were Mr. Richard Drouin, The Hon. Barbara J. McDougall and Mr. Douglas W. Mahaffy. The current chair is Mr. Pierre Dupuis and the other members are Mr. Steve Douglas and Mr. Tony Molluso. All of the members of the Committee are independent. In 2005, the former Committee met 1 time.

Board Restructuring Committee

The Board Restructuring Committee was formed in connection with the restructuring undertaken by the Corporation pursuant to the CCAA. The Committee oversaw relevant processes and activities during creditor protection and provided leadership to the Former Board in various areas including reviewing restructuring plans prepared by the Corporation and its advisors designed to improve the Corporation's competitiveness and attractiveness through eliminating unprofitable or non-core activities and businesses and reviewing and overseeing strategies and discussions with prospective lenders and investors in the context of the restructuring. The Committee was chaired by Mr. John E. Caldwell and included Mr. Richard Drouin and Mr. Gary J. Lukassen. Two retired Former Directors, Roland Keiper and Michael Woollcombe, served on the Committee during a portion of 2005. During 2005, the Committee met 19 times. The Committee was disbanded upon CCAA Plan implementation on March 31, 2006.

Position Descriptions

Chair of the Board

The Chair of the New Board, Mr. Courtney Pratt, is not an independent New Director. He has, as his primary responsibility, the obligation to see that the New Board discharges its responsibilities in an independent and effective manner to facilitate the responsibilities of the New Board under its mandate. He is also responsible for reviewing the agenda for each meeting of the New Board. The Board has developed written position descriptions for the Chair and for the chair of each Board Committee. The responsibilities of each Committee chair are set out in such Committee's written mandate.

Chief Executive Officer

The objectives of the Chief Executive Officer are determined annually by the Board of Directors. These objectives include fostering a corporate culture that promotes ethical practices, integrity, and a positive work climate enabling the Corporation to attract and retain a diverse group of quality employees. The Chief Executive Officer also develops and recommends to the Board annual business plans and budgets that support the Corporation's long-term strategy. Those strategies are developed by the Chief Executive Officer and the senior management team for discussion and approval by the Board. The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

The Corporation has a Directors' Manual which is a comprehensive reference source for directors. The Manual is periodically updated and is reviewed with each new director. The Corporation's orientation program includes educating directors with respect to the steel industry through meetings with members of the senior management team and through facilities tours. Directors are also provided with written information with respect to their duties and responsibilities and each New Director meets with the Chief Executive Officer, the Chair of the New Board, and the Secretary to be familiarized with significant issues.

The continuing education portion of the program involves periodic presentations on specific topics related to the Corporation and its business and regular visits to plant sites and facilities.

Each director ultimately assumes responsibilities for keeping himself informed about the Corporation's businesses and relevant developments outside the Corporation which affect its businesses. Management assists directors by providing them with regular updates on relevant developments and other information which management considers of interest to the Board.

Ethical Business Conduct

The Corporation has a written code of ethics for directors, officers and employees. The code of ethics is accessible on the Corporation's website at www.stelco.ca. The Audit Committee of the Board oversees the code of ethics in accordance with its charter and receives reports from management on any instances of material non-compliance. The Board ensures that directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. It does so by complying with its code of ethics, which provides that directors have an obligation to be entirely free of conflicting interests when they represent the Corporation in business dealings or are making recommendations, which could influence the Corporation's subsequent actions. In addition, the Corporation complies with the CBCA, which contains provisions with respect to disclosure of conflicts of interest.

Nomination of Directors

The Corporate Governance Committee serves as the nominating Committee and reviews credentials of nominees for re-election and recommends candidates for filling vacancies on the Board. The Corporate Governance Committee may engage the services of a search firm to assist in the identification of qualified candidates for election or appointment to the Board. The Corporation does not have a policy that requires directors to retire by a specific date.

The Sanction Order fixed the New Board and its term, as described in the section entitled "Business of the Annual Meeting – Introduction of Directors". The Amended and Restated Plan Sponsor Agreement dated as of December 9, 2005 between the Corporation, Tricap, Sunrise Partners Limited Partnership and Appaloosa Management L.P. required that 4 of the 9 members of the New Board would be those identified by Tricap to the Corporation, and 1 of the 9 members of the New Board would be the individual identified by Sunrise Partners Limited Partnership to the Corporation, 1 of the 9 members of the New Board would be the individual identified by Appaloosa Management L.P. to the Corporation and the remaining directors would be mutually satisfactory to the Corporation and Tricap, Sunrise Partners Limited Partnership and Appaloosa Management L.P., whether chosen from a list of candidates developed through the Corporation's existing

search process or otherwise. The New Board will be addressing how to encourage an objective nomination process.

Board and Committee Assessments

The Corporate Governance Committee annually reviews Board effectiveness from the perspective of the Corporation and its Shareholders. The evaluation process includes the collection of information from directors and management which is followed by a thorough discussion of Board effectiveness by the directors. The Chair of the Board, who is also the Chair of the Corporate Governance Committee, provides input to the Chief Executive Officer. The Corporate Governance Committee recommends the appointment of Committee chairs and Committee members to the Board and, through this process, is able to exercise oversight with respect to Committee effectiveness. As part of the process of overseeing issues of effectiveness, the contribution of a director is reviewed in the event of a change of principal occupation or retirement whereupon the Board may reconfirm the continuing role of the director.

SHAREHOLDER PROPOSALS

Shareholders who wish to submit proposals for consideration at the 2007 annual meeting of Shareholders must deliver their proposals to the Corporation, at least ninety (90) days before the anniversary date of the accompanying Notice of Meeting. All Shareholder proposals must comply with the applicable requirements of the CBCA and Shareholders who wish to make such proposals are urged to seek legal advice to ensure their proposal complies with these requirements in full.

ADDITIONAL INFORMATION

Copies of the Corporation's most recent Annual Information Form, the comparative financial statements for the financial year ended December 31, 2005 together with the auditors' report thereon, management's discussion and analysis of financial conditions and results of operations and this Circular are available without charge upon request to the Secretary of the Corporation.

Additional information relating to the Corporation can be found on the SEDAR at www.sedar.com. Financial information of the Corporation is provided in the Corporation's comparative financial statements and management's discussion and analysis of financial conditions and results of operations.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the directors of the Corporation.

Hamilton, Ontario
May 10, 2006

Bruce N. Futterer
Vice President, General Counsel and Corporate Secretary

EXHIBIT A

AMENDMENT TO ARTICLES OF INCORPORATION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The articles of the Corporation be amended to increase the number of directors from 9 to 10.

2. Each officer of the Corporation is authorized, acting for, in the name of and on behalf of the Corporation, to execute and deliver articles of amendment and all such other documents or instruments, and to do or cause to be done all such other acts or things, as in the opinion of such officer may be necessary or desirable in order to fulfil the intent of the foregoing.

EXHIBIT B

GENERAL BY-LAWS

BY-LAW NO. 29

A by-law relating generally to
the transaction of the business
and affairs of

STELCO INC.

DIRECTORS

1. **Calling of and notice of meetings.** Meetings of the board will be held on such day and at such time and place as the chair of the board or the president of the Corporation or any two directors may determine. Notice of meetings of the board will be given to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2. **Votes to govern.** At all meetings of the board every question will be decided by a majority of the votes cast on the question; and in case of an equality of votes the chair of the meeting will be entitled to a second or casting vote.

3. **Interest of directors and officers generally in contracts.** No director or officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor will any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established provided that, in each case, the director or officer has complied with the provisions of the *Canada Business Corporations Act*.

SHAREHOLDERS' MEETINGS

4. **Quorum.** At any meeting of shareholders a quorum will be 2 persons present in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting and each entitled to vote at the meeting.

5. **Meetings by telephonic or electronic means.** A meeting of the shareholders may be held by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

6. **Postponement or cancellation of meetings.** A meeting of shareholders may be postponed or cancelled by the board at any time prior to the date of the meeting.

7. **Procedures at meetings.** The board may determine the procedures to be followed at any meeting of shareholders including, without limitation, the rules of order. Subject to the foregoing, the chair of a meeting may determine the procedures of the meeting in all respects.

INDEMNIFICATION

8. **Indemnification of directors and officers.** The Corporation will indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity, and his or her heirs and legal representatives to the extent permitted by the *Canada Business Corporations Act*.

9. **Indemnity of others.** Except as otherwise required by the *Canada Business Corporations Act* and subject to paragraph 8, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she served at the Corporation's request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

10. **Right of indemnity not exclusive.** The provisions for indemnification contained in the by-laws of the Corporation will not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person's heirs and legal representatives.

11. **No liability of directors or officers for certain matters.** To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the money of or belonging to the Corporation will be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any money, securities or other assets belonging to the Corporation will be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any money, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same will happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the person is a director or officer of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

12. **Banking arrangements.** The banking business of the Corporation, or any part thereof, will be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, will be transacted on the Corporation's behalf by one or more officers or other persons as the board may designate, direct or authorize from time to time.

13. **Execution of instruments.** Contracts, documents or instruments in writing requiring execution by the Corporation will be signed by hand by any two officers of the Corporation, unless otherwise specified by the Board (whether under the corporate seal of the Corporation, if any, or otherwise) and all contracts,

documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution

1.01 to appoint any officer or any other person on behalf of the Corporation to sign by hand (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver either contracts, documents or instruments in writing generally or to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver specific contracts, documents or instruments in writing, and

1.02 to delegate to any two officers of the Corporation the powers to designate, direct or authorize from time to time in writing one or more officers or other persons on the Corporation's behalf to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver contracts, documents or instruments in writing of such type and on such terms and conditions as such two officers see fit.

Contracts, documents or instruments in writing that are to be signed by hand may be signed electronically. The term "contracts, documents or instruments in writing" as used in this by-law includes without limitation deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares or other securities and all paper writings.

MISCELLANEOUS

14. **Invalidity of any provisions of this by-law.** The invalidity or unenforceability of any provision of this by-law will not affect the validity or enforceability of the remaining provisions of this by-law.

15. **Omissions and errors.** The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.

INTERPRETATION

16. **Interpretation.** In this by-law and all other by-laws of the Corporation words importing the singular number only include the plural and vice versa; words importing any gender include all genders; words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities; "board" means the board of directors of the Corporation; "*Canada Business Corporations Act*" means *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 as from time to time amended, re-enacted or replaced; terms that are not otherwise defined in this by-law have the meanings attributed to them in the *Canada Business Corporations Act*; and "meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders.

REPEAL

17. **Repeal.** By-law No. 28 of the Corporation is repealed as of the coming into force of this by-law provided that such repeal will not affect the previous operation of such by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to such by-law prior to its repeal. All officers and persons acting under such by-law so repealed will continue to act as if appointed by the directors under the provisions of this by-law or the *Canada Business Corporations Act* until their successors are appointed.

MADE May 10, 2006

EXHIBIT C

BY-LAW RESOLUTION

BE IT RESOLVED THAT:

1. By-Law No. 29 of the Corporation, as enacted by the Board of Directors on May 10, 2006, is hereby confirmed as the general by-laws of the Corporation.

2. Each officer of the Corporation is authorized for and on behalf of the Corporation, to execute and deliver all documents or instruments, and to do or cause to be done all such other acts or things, as in the opinion of such officer may be necessary or desirable in order to fulfil the intent of the foregoing.

EXHIBIT D

OPTION PLAN

INCENTIVE STOCK OPTION PLAN

OF

STELCO INC.

1. Purpose of the Plan

The purpose of the Plan is to attract and retain superior directors, officers, advisors, employees and other Persons or companies engaged to provide ongoing services to the Corporation or its affiliate entities, to provide an incentive for such Persons to put forth maximum effort for the continued success and growth of the Corporation, and in combination with these goals, to encourage their equity participation in the Corporation.

2. Definitions

For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a) "Board" means the board of directors of the Corporation;

(b) "Compensation Committee" means the Human Resources and Compensation Committee of the Board as the same may be constituted from time to time or such other committee constituted by the Board from time to time with a mandate that includes the administration of the Plan and, if none is so constituted, means the full Board;

(c) "Consultant" means a Person, other than an employee, executive officer, or director of the Corporation or of a Related Entity of the Corporation, that:

(i) is engaged to provide services to the Corporation or a Related Entity of the Corporation, other than services provided in relation to a "distribution" (as defined under applicable securities laws);

(ii) provides the services under a written contract with the Corporation or a Related Entity of the Corporation; and

(iii)spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Related Entity of the Corporation,

and includes, for an individual consultant, a company of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner;

(d) "Control" by a Person over a second Person means the provision, directly or indirectly, of the principal direction or influence over the business and affairs of the second Person by virtue of

(i) ownership or direction of voting securities in the second Person,

(ii) a written agreement or indenture,

(iii)being or Controlling the general partner of a limited partnership, or

(iv)being a trustee of the second Person,

(e) "Corporation" means Stelco Inc. or its successor;

(f) "Disability" means a physical or mental incapacity of a nature which the Board determines prevents or would prevent the Optionee from satisfactorily performing the substantial and material duties of his or her position with the Corporation or its affiliate entities;

(g) "Eligible Person" means, from time to time, any director, executive officer or employee of the Corporation or of an Related Entity of the Corporation and any Consultant;

(h) "Exchange" means the principal stock exchange (as determined by the Board) upon which the Shares are listed;

(i) "Grant Date" has the meaning ascribed to that term in Section 5;

(j) "Insider" has the meaning ascribed to that term in the OSA and also includes associates and affiliates of the insider, but does not include directors or senior officers of a subsidiary or affiliate of the Corporation unless such director or senior officer:

(i) in the ordinary course receives or has access to information as material facts or material changes concerning the Corporation before the material facts or material changes are generally disclosed;

(ii) is a director or senior officer of a "major subsidiary" of the Corporation (where "major subsidiary" has the meaning ascribed to that term in National Instrument 55-101 – Exemptions from Certain Insider Reporting Requirements); or

(iii) is an insider of the Corporation in a capacity other than as a director or senior officer of the subsidiary or affiliate.

(k) "NI 45-106" means National Instrument 45-106 – Prospectus Exempt Distributions, as amended or replaced;

(l) "Market Value" of a Share means, on any given day:

(i) where the Share is not listed on an Exchange, the fair market value of a Share on that day determined by the Board in good faith; and

(ii) where the Share is listed on an Exchange, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

and, for greater certainty, with respect to any Option granted on or before the close of business on April 3, 2006, means $5.50 per Share.

(m) "Option" means an option granted pursuant to Section 5 to purchase a Share;

(n) "Option Period" has the meaning ascribed to that term in Section 6;

(o) "Option Price" means the price per Share at which Shares may be purchased under the Option, as determined by the Board pursuant to Section 5 hereof and as may be adjusted in accordance with Section 12;

(p) "Optionee" means an Eligible Person to whom an Option has been granted;

(q) "OSA" means the *Securities Act*, (Ontario), as amended;

(r) "Permitted Assign" has the meaning ascribed to that term in section 2.22 of NI 45-106;

(s) "Person" means an individual, corporation, partnership, party, trust, fund, association and any other organized group of persons and the personal or other legal representative of a person to whom the context can apply according to law;

(t) "Plan" means the Incentive Stock Option Plan of the Corporation as set forth herein as the same may be amended and/or restated and/or replaced from time to time;

(u) "Related Entity" has the same meaning ascribed to that term in section 2.22 of NI 45-106;

(v) "Retirement" means retirement from active employment with the Corporation or a Related Entity at or after age 65 or at or after such earlier age and upon the completion of such years of service as the Board may specify;

(w) "Securities Regulators" has the meaning ascribed to that term in Section 13; and

(x) "Share" means, subject to Section 12, a common share without nominal or par value in the capital of the Corporation.

Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.

As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.

Whenever the Board or, where applicable, the Compensation Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Board or the Compensation Committee, as the case may be.

As used herein, the terms "Article", "Section" and "Subsection" mean and refer to the specified Article, Section and Subsection of this Plan, respectively.

3. Administration of the Plan

The Plan shall be administered by the Board with the assistance of the Compensation Committee.

The Compensation Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options.

Subject to the limitations of the Plan, the Board shall have the authority: (i) to grant Options to Eligible Persons; (ii) to determine the terms, limitations, restrictions and conditions upon such grants; (iii) to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable. The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other Persons.

The Board may authorize one or more officers of the Corporation to execute and deliver and to receive documents on behalf of the Corporation.

4. Shares Subject to the Plan

The maximum aggregate number of Shares which may be issued under the Plan shall not exceed 2,610,000 Shares, subject to adjustment as provided in Section 12.

The total number of Shares that may be reserved for issuance to any one Person pursuant to Options shall not exceed 5% of the Shares of the Corporation outstanding on a non-diluted basis on the Grant Date of the Options. The number of Shares issuable to Insiders under this Plan, together with Shares issuable to Insiders under the Corporation's other share compensation arrangements, must not at any time exceed 10% of the issued and outstanding Shares. The number of Shares issued to Insiders within any one year period pursuant to this Plan, together with Shares issued to Insiders during that one year period under the Corporation's other share compensation arrangements, must not exceed 10% of the issued and outstanding Shares.

Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were cancelled or otherwise terminated for any reason without having been exercised shall be available for subsequent Options under the Plan. No fractional Shares may be purchased or issued under the Plan.

5. Grants of Options

Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the "Grant Date"). The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a) the number of Options to be granted;

(b) the Option Price applicable to each Option, but the Option Price shall not be less than the Market Value per Share on the Grant Date; and

(c) the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6. Eligibility, Vesting and Terms of Options

Options may be granted to Eligible Persons only.

Subject to the adjustments provided for in Section 12, each Option shall entitle the Optionee to purchase one Share.

The option period (the "Option Period") of each Option commences on the Grant Date and expires on a date as determined by the Board in its sole discretion provided in no event shall the Option Period expire later than 4:30 p.m. (Toronto time) on the tenth anniversary of the Grant Date.

Subject to Section 8, an Option which is subject to vesting, may, once vested, be exercised (in each case to the nearest full Share) at any time during the Option Period.

The Board may determine when any Option shall become vested and exercisable and may determine that the Option shall be vested and exercisable in instalments. The Board has the discretion to accelerate the date upon which an instalment of an Option becomes vested and exercisable.

Options may be transferred by an Eligible Person to a Permitted Assign of the Eligible Person. Subject to the foregoing, an Option is personal to the Optionee and is non-assignable and non-transferrable and may only be exercised during the lifetime of an Optionee who is an individual by such Optionee personally. If any Eligible Person has transferred Options to a Person Controlled by that Eligible Person, such Options will terminate and be of no further force or effect if at any time such transferee ceases to be Controlled by the Eligible Person.

7. Option Agreement

Upon the grant of an Option, the Corporation and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee's agreement that the Options are subject to the terms and conditions set forth in the Plan, the Grant Date, the name of the Optionee, the number of Options, the Option Price, the expiry date of the Option Period, vesting terms and such other terms and conditions as the Board may deem appropriate.

8. Retirement, Death or Disability of Optionee

Except as otherwise determined by the Board, if an individual Optionee dies or becomes Disabled while an employee, director or executive officer of the Corporation or a Related Entity or if the employment or term of office of an individual Optionee who is an employee, director or executive officer of the Corporation or a Related Entity terminates due to Retirement:

(a) the executor or administrator of the individual Optionee's estate or the Optionee, as the case may be, may exercise any Options of the Optionee to the extent that the Options were exercisable at the date of such death, Disability or Retirement, and such right to exercise such Options terminates:

(i) in the case of the individual's death or Disability, on the earlier of the date that is 180 days from the date of the individual Optionee's death or Disability and the date on which the Option Period of the particular Option expires; and

(ii) in the case of Retirement, the date on which the Option Period of the particular Option expires.

Any Options held by the Optionee that were not exercisable at the date of death, Disability or Retirement immediately expire and are cancelled on such date; and

(b) such Optionee shall cease to be an Eligible Person as of the date of the Optionee's death, Disability or Retirement, as the case may be.

9. Termination of Employment, Engagement or Directorship

Except as otherwise determined by the Board:

(a) in the event that an Optionee (other than a Consultant) ceases to be an Eligible Person for any reason other than death, Retirement or Disability, each of the Options held by the Optionee shall cease to be exercisable after the date of termination of employment or ceasing to be a director;

(b) where, in the case of an Eligible Person who is a Consultant, a Participant's consulting agreement or arrangement terminates by reason of: (i) termination by the Corporation or a Related Entity for any reason whatsoever other than for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Optionee's consulting agreement or arrangement); or (ii) voluntary termination by the Consultant; or (iii) the death or Disability of the Consultant (if an individual), then any Options held by the Optionee that are exercisable at the termination date, or at the date of the death or Disability of the Consultant, as the case may be, continue to be exercisable by the Optionee until the earlier of: (A) the date that is 30 days from the termination date, or from the date of the death or Disability of the Consultant, as the case may be; and (B) the date on which the Option Period of the particular Option expires. Any Options held by the Optionee that are not exercisable at the termination date, or at the date of the death or Disability of the Participant, as the case may be, immediately expire and are cancelled on such date.

(c) where, in the case of an Eligible Person who is a Consultant, an Optionee's consulting agreement or arrangement is terminated by the Corporation or a Related Entity for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in Optionee's consulting agreement or arrangement), then any Options held by the

Optionee, whether or not such Options are exercisable at the termination date, immediately expire and are cancelled on the termination date at a time determined by the Board.

For the purposes of this Section 9, the termination date, in the case of an employee or executive officer, is determined to be the last day of active employment with the Corporation or its Related Entity, as the case may be, and specifically does not include any salary continuance or notice period provided from or to the Corporation (whether required at law or otherwise).

Unless the Board, in its discretion, otherwise determines, at any time and from time to time, Options are not affected by a change of employment or consulting arrangement within or among the Corporation or an Related Entity for so long as the Optionee continues to be an employee, executive officer, director or Consultant of the Corporation or an Related Entity.

The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or engagement by, or directorship of, the Corporation or its Related Entity nor shall it interfere in any way with the right of the Corporation or its Related Entity to terminate any Optionee's employment, engagement or directorship at any time.

For greater certainty, except as otherwise determined by the Board an option that had not become vested at the time that the relevant event referred to in this Section 9 occurred shall not be or become exercisable and shall be cancelled.

10. Discretion to Permit Exercise

Notwithstanding the provisions of Sections 8 and 9, the Board may, in its discretion, at any time prior to or following the events contemplated in such sections, permit the exercise of any or all Options held by the Optionee in the manner and on the terms authorized by the Board, provided that the Board will not, in any case, authorize the exercise of an Option beyond the expiration of the Option Period of the particular Option.

11. Exercise of Options

An Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised, together with a certified cheque or bank draft for the aggregate of the Option Prices to be paid for the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment. If approved by the Board, an Option may be exercised by "cashless exercise" whereby the Optionee, in lieu of tendering the Option Price for the Shares, elects to receive an amount per Option equal to the difference between the Option Price of the Option and the price at which such securities dealer as designated by the Corporation is able to sell the underlying Shares in the capital markets, or otherwise, on the trading day that notice is given of the exercise of the Option, or in any other manner approved by the Board. The transfer cost incurred to issue the underlying Shares will be deducted from the net proceeds payable to the Optionee.

No less than 100 Options may be exercised at any one time, except where a smaller number of Options is or remains exercisable pursuant to a grant, in which case, such smaller number of Options must be exercised at one time.

12. Adjustment on Alteration of Share Capital

In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

If the Corporation amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

In the event of a change in the Corporation's currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board to properly reflect such event and such adjustment shall be binding for all purposes of the Plan.

No adjustment provided in this Section 12 shall require the Corporation to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

If, at any time when an Option granted under the Plan remains unexercised, an offer to purchase all of the Shares of the Corporation is made by a third party, the Corporation shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Board may, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.

Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation of those in another company is imminent, the Board may, as deemed necessary or equitable by the Board in its sole discretion, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionee and of the time for the fulfillment of any conditions or restrictions on such exercise. All determinations of the Board under this paragraph shall be binding for all purposes of the Plan. If the Board elects to accelerate the vesting of any or all outstanding Options immediately prior to the completion of any such transaction, it may also determine that all

such outstanding Options will be purchased by the Corporation or a Related Entity for an amount per Option equal to the "Transaction Price" (as defined below), less the applicable Option Price (except that where the Option Price exceeds the Transaction Price, the amount per Option for such Options shall be $0.01), as of the date such transaction is determined to have occurred or as of such other date prior to the transaction' closing date as the Board may determine. For purposes of this paragraph, "Transaction Price" means the fair market value of a Share based on the consideration payable in the applicable transaction as determined by the Board.

Except as expressly provided in this Section 12, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to: (a) the number of Shares that may be acquired on the exercise of any outstanding Options; or (b) the Option Price of any outstanding Options.

13. Regulatory Approval

Notwithstanding any of the provisions contained in the Plan or any Option, the Corporation's obligation to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a) compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada ("Securities Regulators") or elsewhere;

(b) compliance with the requirements of the Exchange; and

(c) receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

The Corporation shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

If any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without the requiring the consent or agreement of any Optionee.

14. Miscellaneous

An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Corporation unless and until such Option is exercised and Shares are issued therefor and then only from the date of the allotment and issuance to the Optionee of certificates representing such Shares. Except as otherwise determined by the Board, no adjustment shall be made for dividends or distributions or other rights where the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

The Corporation may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option.

Except as otherwise provided in this Plan, Options previously granted under this Plan, whether or not then exercisable, are not affected by any change in the relationship between, or ownership of, the Option Price and a Related Entity. For greater certainty, all Options remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, a Related Entity ceases to be a Related Entity.

15. Effective Date, Amendment and Termination

The Plan is effective as of April 1, 2006.

The Board may, subject where required to Securities Regulators and/or Exchange approval, from time to time amend, suspend or terminate the Plan in whole or in part or amend, modify or terminate any outstanding Option, subject to the following:

(a) No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

(b) The Optionee's consent to any amendment to an outstanding Option shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is made pursuant to Section 13; and

(c) The Option Price of any outstanding Option granted to an Insider may not be reduced and the term of any Option granted to an Insider may not be extended unless shareholder approval is obtained in accordance with regulatory requirements.

APPENDIX A

INCENTIVE STOCK OPTION PLAN

OF

STELCO INC.

OPTION AGREEMENT

This Option Agreement is entered into between Stelco Inc. (the "Corporation") and the Optionee named below pursuant to the Corporation's Incentive Stock Option Plan (the "Plan") a copy of which are attached hereto, and confirms the following:

Grant Date:	____________________
Optionee:	____________________
Number of Options:	____________________
Option Price ($ per Share):	$ ____________________
Expiry Date of Option Period:	____________________

7. Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Toronto time on the expiry date of the Option Period. The Options vest as follows:

   [Insert vesting arrangements]

   (a) .

8. This Option Agreement is subject to the following terms and conditions:

   [Insert terms and conditions set by the Board applicable to the particular Grant]

9. This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

10. Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

11. By signing this agreement, the Optionee acknowledges that he, she, or its authorized representative has read and understands the Plan.

12. The Optionee shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. The Optionee acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to a custodian and other third parties in connection with the administration of the Plan. The Optionee consents to such disclosure and authorizes the Corporation to make such disclosure on the Optionee's behalf.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the _____ day of ___________, ______.

STELCO INC.

______________________________	Per: ______________________________
Signature of Optionee	Authorized Signatory
	Per: ______________________________
	Authorized Signatory

EXHIBIT E

OPTION PLAN RESOLUTION

BE IT RESOLVED THAT:

1. The Incentive Stock Option Plan, a copy of which is attached to the management proxy circular of the Corporation dated May 10, 2006 is hereby approved.

2. Each officer of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver all documents or instruments, and to do or cause to be done all such other acts or things, as in the opinion of such officer may be necessary or desirable in order to fulfil the intent of the foregoing.

EXHIBIT F

BOARD OF DIRECTORS CHARTER

WHEREAS the board of Directors (the "Board") of Stelco Inc. (the "Corporation") has determined that it would be appropriate for the Board to adopt a written mandate describing its responsibilities and duties in relation to oversight of the business and affairs of the Corporation and Committees of the Board;

AND WHEREAS the Board is appointed by and represents the shareholders of the Corporation but is obligated to act in the best interests of the Corporation;

A. CONSTITUTION

1. A majority of the Board of Directors shall be independent of the Corporation as determined by the Board of Directors, in accordance with applicable laws, rules and regulations.

B. PROCEDURAL MATTERS

1. Members of the Board shall serve at the pleasure of the shareholders of the Corporation and the shareholders of the Corporation shall elect the Board annually.

2. The Board may appoint such Committees from time to time as it considers appropriate to act on behalf of the Board or make recommendations to the Board with respect to matters to be decided by the Board. If such Committees are intended as permanent Committees, they shall have a Charter which defines their responsibilities in relation to the Board and the extent of delegated powers to such Committees. Each of these Charters shall require the respective Committee to annually evaluate its effectiveness. The functions of the Board, subject to applicable laws, may be delegated to its Committees except where provided otherwise herein.

3. The Board shall choose one of its members to act as Chair.

4. Members of the Board shall be entitled to receive such remuneration for acting as members of the Board as may be determined from time to time by the Board on the recommendations of the Corporate Governance Committee of the Board.

5. The Board shall, from time to time, review its performance and mandate as part of an annual review of its effectiveness and the effectiveness of its Committees. The Board shall meet in camera on a regular basis for such purpose and related purposes.

6. The Board shall consider from time to time its resources including the adequacy of the information provided to it with respect to oversight of the management of the Corporation and shall confer with management with respect to its findings.

7. The functions referred to in sections C1(a), (c), (d), (e), (g), (j), 2 and 4(a) and (b) shall not be delegated.

C. FUNCTIONS

1. General Responsibilities

(a) The Board shall oversee the management of the Corporation. In doing so, the Board shall establish a productive working relationship with the Chief Executive Officer and other members of senior management.

(b) The officers of the Corporation, headed by the Chief Executive Officer, shall be responsible for general day to day management of the Corporation and for making recommendations to the Board with respect to long term strategic, financial, organization and related objectives.

(c) The roles and responsibilities of the Board are intended to primarily focus on the formulation of long term strategic, financial and organizational goals for the Corporation and on the monitoring of management performance. Without limitation, the Board shall (i) oversee a management-driven strategic planning process and approve the Corporation's strategic plan, (ii) assess the principal risks of the Corporation's business and ensure appropriate systems are in place to manage such risks, (iii) select, monitor and evaluate the Chief

Executive Officer for the Corporation and oversee succession planning at the senior management level (including appointing, training and monitoring senior officers), (iv) adopt and oversee the communications policies of the Corporation and (v) monitor the effectiveness of the Corporation's internal control and management information systems to safeguard corporate assets.

(d) The Board shall review and approve the Corporation's financial objectives, short and long-term business plans for the Corporation's businesses and monitor performance in accordance with such plans. The Board shall also approve without limitation to its statutory obligations and duties:

(i) significant capital allocations and expenditures;

(ii) transactions out of the ordinary course of business;

(iii) all matters that would be expected to have a major impact on shareholders, creditors or employees;

(iv) the appointment of any person to any position that would qualify such person as an officer of the Corporation;

(v) any amendments to the Corporation's pension plans, and

(vi) any proposed changes in compensation to be paid to members of the Board of Directors on the recommendation of the Corporate Governance Committee.

(e) The Board will oversee ethical behaviour and compliance with laws and regulations, which includes overseeing the choice of critical accounting principles.

(f) With respect to significant risks and opportunities affecting the Corporation, the Board may impose such limits on the business activity of the Corporation as may be in the interests of the Corporation and its shareholders.

(g) The Board shall annually consider the skills and competencies of the Board from the perspective of determining what additional skills and competencies would be helpful to the Board. The identification of specific candidates for consideration shall be the responsibility of the Corporate Governance Committee which shall be guided by the findings of the Board in relation to competencies and skills.

(h) The Board will adopt prudent financial standards with respect to the affairs of the Corporation and periodically will approve target levels of debt in relation to the Corporation's consolidated capitalization and other similar financial prudence standards.

(i) The Board shall perform such other functions as are prescribed by law, as are assigned to the Board in the Corporation's governing documents and as it may from time to time determine in accordance with the plenary powers of the Board.

(j) The Board shall receive the following reports: (i) periodic reports from its Committees following Committee meetings and, annually, a report from each Committee as to the work undertaken by the Committee and the Committee's recommendations, if any, for change with respect to its responsibilities and effectiveness; and (ii) an annual and interim report with respect to the Corporation's pension plans covering those matters specified in the Stelco Inc. Pension Plan Administration and Oversight Policy dated May 1999 as the same may be amended from time to time with Board approval.

2. Relationship with Committees

(a) The Board shall annually assess the charters of its Committees.

(b) The Board shall annually appoint a member of each Committee to act as Chair of the Committee on the advice of the Chair of the Board and Corporate Governance Committee.

3. Senior Management

(a) The Board will approve a position description for the Chief Executive Officer.

(b) The Board will review with the Human Resources and Compensation Committee the objectives set for the Chief Executive Officer and performance in relation to such objectives.

(c) The Board will, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and the other members of senior management and that the Chief Executive Officer and other members of senior management create a culture of integrity throughout the Corporation.

4. Financial Statements and Significant Disclosure Documents

(a) The Board will annually review and approve the Corporation's annual information form as well as its annual report and related financial statements and annual management discussion and analysis disclosure. In doing so, the Board will consider the quality and usefulness of the information from the perspective of its shareholders.

(b) The Board has responsibility for reviewing and approving for release interim financial statements and related disclosure.

(c) The Board will periodically review the means by which shareholders can communicate with the Corporation including the opportunity to do so at the annual meeting, communications interfaces through the Corporation's website and the adequacy of resources available within the Corporation to respond to shareholders through the office of the Corporate Secretary and otherwise.

(d) The Board will review and approve financial performance guidance prior to the public disclosure of such information.

D. RESOURCES, MEETINGS AND REPORTS

1. The Board shall have adequate resources to discharge its responsibilities. The Chair shall be empowered to engage advisers as may be appropriate from time to time to advise the Chair or the Board with respect to duties and responsibilities.

2. The Board shall meet not less than six times per year.

3. The meetings of the Board shall ordinarily include the Chief Executive Officer (if not a Director) and the Secretary and shall periodically include other senior officers as may be appropriate as determined by the Board and as may be desirable to enable the Board to become familiar with the Corporation's management team. The Board may meet in private at any time.

4. The Secretary shall keep minutes of its meetings in which shall be recorded all actions taken by the Board. Such minutes shall be made available to Board members at their request and all such minutes shall be approved by the Board for entry in the records of the Corporation.

5. Members of the Board shall have the right, for the purposes of discharging their respective powers and responsibilities, to inspect any relevant records of the Corporation and its subsidiaries.

6. Members of the Board, subject to approval of the Chair of the Corporate Governance Committee, may retain separate counsel to deal with issues relating to their responsibilities as member of the Board.

E. FEEDBACK

1. The Board welcomes input and comments from securityholders. You may contact the Board at:

Chair of the Board of Directors
Stelco Inc.
P.O. Box 2030
Hamilton, ON
L8N 3T1

FAX: (905) 308-7007

62

stelco

STELCO INC.

PROXY, solicited by management, for the Annual and Special Meeting of Shareholders of Stelco Inc. to be held on Thursday, June 22, 2006 at 10:30 a.m., Toronto time, and at any adjournment thereof.

The undersigned holder ("Shareholder") of Common Shares of STELCO INC. hereby appoints COURTNEY PRATT, or, failing him, RODNEY MOTT, or instead of and to the exclusion of either of the foregoing, ______________________________ as nominee, to attend and act for and on behalf of the Shareholder at the Annual and Special Meeting of Shareholders to be held on Thursday, June 22, 2006, and at any adjournment thereof and to vote in accordance with the following directions (or, if no directions are given, for the matters below):

1. **Appointment of Auditors**

		For	Withhold
Reappointment of KPMG LLP, Chartered Accountants, as auditors and to authorize the directors to fix their remuneration	>	☐	☐

2. **Increase in Number of Directors from 9 to 10**

		For	Against
Passage of the Special Resolution to increase the number of directors from 9 to 10	>	☐	☐

3. **Confirmation of By-Law No. 29**

		For	Against
Passage of the resolution to confirm By-Law No. 29 as the new general by-law of the Corporation	>	☐	☐

4. **Approval of Incentive Stock Option Plan**

		For	Against
Passage of the resolution to approve the Incentive Stock Option Plan	>	☐	☐

In addition, the undersigned confers discretionary authority upon the persons named above in respect of amendments or variations to matters identified in the Notice of Meeting and in respect of other matters that may properly come before the Meeting.

DATED ...., 2006

____
Shareholder's Signature

____
Name of Shareholder – please print

PROXY NOTES

1. If the Shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If this proxy is not dated it will be deemed to bear the date on which it is mailed by the Corporation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered in the return envelope provided or addressed to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9.

VOTING OPTIONS

In order to expedite your vote, you may use a touch-tone telephone or the Internet.

By Telephone: To vote by telephone, call toll free **1-866-271-1207**. You will be prompted to provide your 13-digit control number printed below your pre-printed name and address. The telephone or internet voting service is not available on the day of the meeting and you may not appoint a person as proxyholder other than the management nominees named in the accompanying Proxy when voting by telephone.

By Internet: To vote via the Internet, go to www.eproxyvoting.com/stelco and follow the instructions on the website.

By Mail or Fax: Complete and return the proxy in the return envelope provided or by facsimile to **416-368-2502**. This proxy must be signed and dated by the Shareholder or the Shareholder's attorney authorized in writing.

This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and submitted via one of the aforementioned options by 4:00 p.m. (Toronto time) on Wednesday, June 21, 2006.

GENERAL BY-LAWS

BY-LAW NO. 29

A by-law relating generally to
the transaction of the business
and affairs of

STELCO INC.

DIRECTORS

1. **Calling of and notice of meetings.** Meetings of the board will be held on such day and at such time and place as the chair of the board or the president of the Corporation or any two directors may determine. Notice of meetings of the board will be given to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2. **Votes to govern.** At all meetings of the board every question will be decided by a majority of the votes cast on the question; and in case of an equality of votes the chair of the meeting will be entitled to a second or casting vote.

3. **Interest of directors and officers generally in contracts.** No director or officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor will any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established provided that, in each case, the director or officer has complied with the provisions of the *Canada Business Corporations Act.*

SHAREHOLDERS' MEETINGS

4. **Quorum.** At any meeting of shareholders a quorum will be 2 persons present in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting and each entitled to vote at the meeting.

5. **Meetings by telephonic or electronic means.** A meeting of the shareholders may be held by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

6. **Postponement or cancellation of meetings.** A meeting of shareholders may be postponed or cancelled by the board at any time prior to the date of the meeting.

7. **Procedures at meetings.** The board may determine the procedures to be followed at any meeting of shareholders including, without limitation, the rules of order. Subject to the foregoing, the chair of a meeting may determine the procedures of the meeting in all respects.

INDEMNIFICATION

8. **Indemnification of directors and officers.** The Corporation will indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity, and his or her heirs and legal representatives to the extent permitted by the *Canada Business Corporations Act.*

9. **Indemnity of others.** Except as otherwise required by the *Canada Business Corporations Act* and subject to paragraph 8, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she served at the Corporation's request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

10. **Right of indemnity not exclusive.** The provisions for indemnification contained in the by-laws of the Corporation will not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person's heirs and legal representatives.

11. **No liability of directors or officers for certain matters.** To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the money of or belonging to the Corporation will be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any money, securities or other assets belonging to the Corporation will be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any money, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same will happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the person is a director or officer of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

12. **Banking arrangements.** The banking business of the Corporation, or any part thereof, will be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, will be transacted on the Corporation's behalf by one or more officers or other persons as the board may designate, direct or authorize from time to time.

13. **Execution of instruments.** Contracts, documents or instruments in writing requiring execution by the Corporation will be signed by hand by any two officers of the Corporation, unless otherwise specified by the Board (whether under the corporate seal of the Corporation, if any, or otherwise) and all contracts,

documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution

1.01 to appoint any officer or any other person on behalf of the Corporation to sign by hand (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver either contracts, documents or instruments in writing generally or to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver specific contracts, documents or instruments in writing, and

1.02 to delegate to any two officers of the Corporation the powers to designate, direct or authorize from time to time in writing one or more officers or other persons on the Corporation's behalf to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver contracts, documents or instruments in writing of such type and on such terms and conditions as such two officers see fit.

Contracts, documents or instruments in writing that are to be signed by hand may be signed electronically. The term "contracts, documents or instruments in writing" as used in this by-law includes without limitation deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares or other securities and all paper writings.

MISCELLANEOUS

14. **Invalidity of any provisions of this by-law.** The invalidity or unenforceability of any provision of this by-law will not affect the validity or enforceability of the remaining provisions of this by-law.

15. **Omissions and errors.** The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.

INTERPRETATION

16. **Interpretation.** In this by-law and all other by-laws of the Corporation words importing the singular number only include the plural and vice versa; words importing any gender include all genders; words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities; "board" means the board of directors of the Corporation; "*Canada Business Corporations Act*" means *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 as from time to time amended, re-enacted or replaced; terms that are not otherwise defined in this by-law have the meanings attributed to them in the *Canada Business Corporations Act*; and "meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders.

REPEAL

17. **Repeal.** By-law No. 28 of the Corporation is repealed as of the coming into force of this by-law provided that such repeal will not affect the previous operation of such by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to such by-law prior to its repeal. All officers and persons acting under such by-law so repealed will continue to act as if appointed by the directors under the provisions of this by-law or the *Canada Business Corporations Act* until their successors are appointed.

MADE May 10, 2006

News release via Canada NewsWire, Toronto 416-863-9350

70

Attention Business/Financial Editors:
Stelco reports results for first quarter 2006

HAMILTON, ON, May 11 /CNW/ - Stelco Inc. (TSX:STE) today reported a net loss of $122 million for the first quarter ended March 31, 2006, including the impacts of discontinued operations and reorganization costs. This compares to net earnings of $49 million in the first quarter of 2005, and a net loss of $120 million in the fourth quarter of 2005. The results reported today are related to Stelco prior to emerging from Court protection at the end of the day on March 31, 2006, and prior to implementing the Corporation's Plan of Arrangement and Reorganization. As such, the first quarter results are referred to as those of the "Predecessor" in the Consolidated Financial Statements. Any reference to Stelco after implementation of the CCAA Plan is referred to as the "Successor".

The results reported today include a $43 million after-tax loss on discontinued operations which represents the businesses of the Mini-mill and Manufactured Products segments, the sales of which were completed in the first quarter. As well, reorganization costs on a pre-tax basis in each of the first quarters of 2006 and 2005 amounted to $21 million compared to $29 million in the fourth quarter of 2005.

The following information excludes discontinued operations.

Net sales revenue in the first quarter of 2006 was $674 million compared to $728 million for the same period in 2005. This 7% decrease was mainly due to renewal of customer contracts at lower prices and lower spot market prices, a lower value-added mix as a result of the fourth quarter 2005 Lake Erie Steel's hot strip mill outage and the negative impact of the higher Canadian dollar.

Cost of sales for the first quarter of 2006 was $695 million compared to $593 million for the same quarter of 2005. This 17% increase was primarily due to higher spending for repairs and maintenance, purchased services and supplies; higher natural gas, coal, ore and zinc costs; the flow through of high cost inventories produced in the previous quarter; and the impact of the fourth quarter 2005 Lake Erie Steel's hot strip mill upgrade, which included the high cost of outside conversion of slabs to hot roll coils. These costs were partly offset by lower purchased coke, scrap and electricity costs; a lower value-added mix of sales, and reduced labour costs at Hamilton Steel, resulting from the continued attrition of the workforce.

Production in the first quarter of 2006 was 997,000 semi-finished net tons compared to 1,020,000 semi-finished net tons produced during the same period in 2005. Shipments during the first quarter of 2006 totaled 974,000 net tons compared to 907,000 net tons shipped during the first quarter of 2005, representing a 7% increase.

As of March 31, 2006, the net liquidity position of the "Predecessor" company was $250 million, consisting of $36 million of cash, cash equivalents and restricted cash, $396 million of available lines of credit, less $182 million of drawings on credit lines. This compares to net liquidity of $304 million for the same period of 2005, and $254 million for year-end 2005. The net liquidity position for the "Successor" company, as of March 31, 2006 was $555 million, consisting of $36 million of cash, cash equivalents and restricted cash, $946 million of available lines of credit, less $427 million of drawings on lines of credit.

The $305 million increase in net liquidity from the Predecessor company to the Successor company, is the result of the following events in connection with the implementation of the CCAA Plan.

- The replacements of the Predecessor's credit facilities ($425 million) with new lines of credit ($975 million) thereby increasing liquidity by $550 million.
- A $232 million reduction in liquidity arising from a payment of $382 million to the Corporation's four main pension plans, partially offset by proceeds of $150 million from the issue of a long-term note payable to the Province of Ontario; and

- A further $13 million reduction in liquidity due to the payments of fees related to the new credit facilities.

Net cash of $3 million was generated during the first quarter of 2006, compared to $76 million generated in the first quarter of 2005. During the first quarter proceeds of $107 million received from the sale of non-core subsidiaries were offset primarily by capital expenditures of $49 million, operations usage of $40 million and debt repayments of $12 million.

As previously announced, as of April 1, 2006, a new Board of Directors assumed office, and Rodney B. Mott was appointed President and Chief Executive Officer of the newly refinanced Stelco Inc.

The application of "fresh start accounting", on March 31, 2006, will impact future financial results. All assets and liabilities of the Corporation are being revalued to fair value at the time of implementation of the Plan of Arrangement. The Successor Statement of Financial Position is based on the Corporation's preliminary assessment of fair values. The Corporation expects to finalize the fair value allocation by June 30, 2006. As a result of these changes there will be impacts on future earnings including amortization changes as a result of revaluing fixed assets, cost of sales increases in the near term as a result of the revaluation of inventories from the lower of cost and net realizable value to fair value, and a decrease in pension and other post-employment benefits expense as previously unamortized actuarial losses and past service costs have been eliminated from the Consolidated Statement of Financial Position.

Commenting on the future, Rodney Mott, Stelco's President and Chief Executive Officer, said, "My focus is to return the newly refinanced Stelco to profitability. My initial emphasis will be on lowering our costs and improving our productivity to ensure Stelco's long-term viability and future success. Steps taken already include a focus on our primary business of making high-quality steel for our customers, and a move toward a more effective management structure."

At their meeting yesterday, Stelco's Board of Directors appointed Steve Douglas to the Board, replacing Peter Gordon who has resigned from the Stelco Board in order to focus on other Brookfield initiatives. Steve is Executive Vice President and Chief Financial Officer of Falconbridge Limited. He brings a strong background in both finance and the resource industry to the Board.

About Stelco

Stelco is one of Canada's largest publicly traded steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2005 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

STELCO INC.
QUARTER 1, 2006
REPORT TO THE SHAREHOLDERS

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") is dated May 10, 2006 and is in respect of the consolidated financial statements of Stelco Inc. ("Stelco" or the "Corporation") for the quarter ended March 31, 2006. The purpose of Stelco's MD&A is to provide commentary on the Corporation's financial situation and future prospects, focusing on the Corporation's Integrated Steel segment. Stelco sold all of its Mini-mill and Manufactured Products segments by February 1, 2006 - see "Discontinued Operations" below for additional comments. The March 31, 2006 Consolidated Statement of

Financial Position has been prepared on a fresh start basis (see Note 5 to the Consolidated Financial Statements) and, as such, is not comparable to prior periods. All other financial statements contained in the interim Consolidated Financial Statements are comparable. The Corporation prepares its interim consolidated financial statements (the "Consolidated Financial Statements") in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The following MD&A should be read in conjunction with the MD&A and annual audited Consolidated Financial Statements and the accompanying notes contained in the Corporation's 2005 Annual Report, and with the interim Consolidated Financial Statements contained in this report. Additional information about Stelco is available in the Corporation's 2005 Annual Information Form, which can be accessed from SEDAR at www.sedar.com.

This document has been reviewed by the Audit Committee of Stelco's Board of Directors and contains information current as of May 10, 2006. Events occurring after that date could render the information covered herein inaccurate or misleading in a material respect.

Forward-Looking Statements

This MD&A, including the documents incorporated by reference, contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include, but are not limited to factors relating to the future of the business, financial position, operations and prospects of Stelco, including (1) Stelco's strategies and plans to reduce costs; (2) labour matters related to Stelco's predominantly unionized workforce; (3) pension matters; (4) consolidation in the steel industry; (5) changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; (6) new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; (7) Stelco's energy and raw material costs and the availability of such materials; (8) the volatility of selling prices for steel; (9) international trade matters, including increases in steel imports into Canada; (10) employee matters, including the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; (11) development of new products; and (12) planned capital expenditures; (13) currency fluctuations in the US dollar and its impact on steel pricing, and costs. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Stelco's views as of any date subsequent to the date of this MD&A.

BUSINESS DESCRIPTION

Stelco Inc. operates its businesses through partnerships, subsidiaries and joint ventures. The Corporation is one of Canada's largest publicly traded steel companies. The Corporation operates two integrated steel plants in Ontario, Canada which service customers in the automotive, steel service center, appliance, energy, construction, and pipe and tube industries within North America. In addition, Stelco has ownership interests in three iron ore properties, which provide to the integrated steel plants approximately 90% of their iron ore requirements as feedstock in the steelmaking process.

CCAA PLAN, RELATED AGREEMENTS, AND NEW FINANCING

On January 29, 2004, Stelco and certain related entities filed for protection under the Companies' Creditors Arrangement Act ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice granting it creditor protection. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Proceedings"). The Canadian proceedings included Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and Stelwire Ltd. ("Stelwire"), which were collectively referred to as the "Applicants". The U.S. Proceedings included Stelco, Stelpipe, and Stelwire. The Corporation's other subsidiaries and joint ventures were not included in the proceedings. For the periods prior to emergence from CCAA, collectively, the Applicants and the Corporation's other subsidiaries and joint ventures are referred to as the "Predecessor" in the Consolidated Financial Statements.

At the end of the day on March 31, 2006, the Predecessor implemented its Third Amended and Restated Plan of Arrangement and Reorganization (the "CCAA Plan"), as approved by the Court on January 20, 2006, and emerged from CCAA protection. For the purpose of these Consolidated Financial Statements the Corporation is referred to as the "Successor" in respect of the period after implementation of the CCAA Plan. Also, on March 31, 2006, a plan of arrangement under the Canada Business Corporation's Act ("the CBCA") that involved the Corporation (the "CBCA Plan") was implemented. In accordance with the CBCA Plan, the Predecessor's business was reorganized with specific assets and liabilities being transferred into separate limited partnerships. Upon implementation of this reorganization, Stelco became the parent company and limited partner of these limited partnerships. Further information on the CCAA Plan and CBCA Plan is outlined below.

Treatment of Stakeholders Compromised under the CCAA Plan

Holders of Affected Claims

Under the CCAA Plan, the claims of the unsecured creditors (the "Affected Creditors") were not satisfied in full by the consideration distributed under the CCAA Plan. The final accepted Affected Creditor claims of $547 million were settled in exchange for the following:

- New Secured Floating Rate Notes ("FRN's") in the U.S. dollar equivalent of $275 million Canadian;
- 6,364,000 newly issued common shares (the "New Common Shares") of Stelco (1,100,000 prorated among all Affected Creditors and 5,264,000 prorated based on amounts elected through the share election process);
- Cash of $108,548,000;
- Warrants for 1,418,500 New Common Shares (the "New Warrants") with an exercise price of $11.00 per New Common Share and a seven-year term.

Holders of Series A and B voting Common Shares

The Series A and B voting common shares previously outstanding were exchanged into new redeemable shares, at a ratio of 0.000001 for each such

share. Such shares were then redeemed and cancelled on March 31, 2006 for nil consideration.

Agreements

Plan Sponsor Agreement

The New Common Shares of the restructured Stelco were divided among three groups under the CCAA Plan: the Affected Creditors (as referred to above), the Province of Ontario (the "Province") and Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors"). The Province obtained its equity interest as part of the financing provided to Stelco (see Note 12 to the Consolidated Financial Statements) wherein it received warrants to purchase 851,100 New Common Shares. The Equity Sponsors acquired their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, the Equity Sponsors agreed to purchase 19,736,000 New Common Shares of Stelco at a price of $5.50 per share for proceeds of $108,548,000. These funds were used for the cash distribution to Affected Creditors under the CCAA Plan as referred to above.

Pension Plan Funding Arrangements

Stelco and the Province along with the Superintendent of Financial Services of Ontario and certain of the newly formed LPs entered into a pension funding agreement (the "Pension Agreement") on March 31, 2006, that outlines the funding arrangements with respect to Stelco's four main pension plans. The purpose of the Pension Agreement is to transition the four main plans from the Section 5.1 election of Regulation 909 of the Pension Benefits Act (Ontario) (the "PBA"), which had exempted the four main plans from funding of the solvency deficiencies under the plans in exchange for higher pension benefit guarantee fund payments, to the general regulatory requirements of the PBA by no later than January 1, 2016.

The key terms of the Pension Agreement are as follows:

- Stelco was obligated to make an initial up-front payment of $400 million to its four main pension plans less any contributions to plans already made in 2006. As a result, Stelco made a $382 million payment to the plans on March 31, 2006;
- Stelco will fund its four main pension plans in the following amounts in the years subsequent to December 31, 2005:
  - Years 1 - 5: $65 million per year ($32.5 million in 2006), payable monthly, commencing July 1, 2006;
  - Years 6 - 10: $70 million per year, payable monthly;
- Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of certain minimum thresholds as set out in the Pension Agreement, subject to Stelco having more than a minimum liquidity amount; and
- Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015, provided that any future benefit improvements required to be funded in accordance with the PBA will be in addition to the funding payments outlined above.

New Province Note

The Province has provided Stelco with an advance by way of the New Province Note in the amount of $150 million. The Note bears an interest rate of 1% per annum and is repayable on December 31, 2015 (subject to an extension to March 31, 2016 in certain circumstances) and can be repaid in cash or Stelco common shares. The Note is subject to a 75% discount if the solvency

deficiencies in Stelco's four main pension plans are eliminated on or before that date and provided there is no Event of Default under the Note. See Note 12 to the Consolidated Financial Statements for additional information.

Federal Government Grant

The Government of Canada announced on November 23, 2005, that it would provide a $30 million co-generation grant. The federal contribution represents approximately 60% of the initial cost of the Corporation's near- term cogeneration spending. Since the time of the commitment, there has been a change in Government. The Corporation has initiated a dialogue with the new government in order to reconfirm and secure the $30 million commitment. To date, the grant has not been reconfirmed.

Corporate Reorganization

On February 14, 2006, the Court approved a reorganization of the Predecessor pursuant to the CBCA Plan. As a result, specific assets and liabilities of the Predecessor's business were transferred into nine separate limited partnerships upon implementation of the CBCA Plan at the time of its emergence from the Court-supervised restructuring process.

The following business units of the Predecessor were established and the Predecessor transferred assets and liabilities to these business units which were formed as limited partnerships ("LPs"): Hamilton Steel Limited Partnership; Lake Erie Steel Limited Partnership; two LPs related to energy assets (primarily a future business); two surplus land LPs; two coke production facility LPs; and an LP related to the Corporation's mining interests. Upon reorganization, Stelco became the parent company and limited partner of these limited partnerships.

DISCONTINUED OPERATIONS

The Corporation completed the sale of AltaSteel Ltd., Norambar Inc., Stelwire, and Stelfil Ltée (collectively the "Non-Core Subsidiaries") during the first quarter of 2006 for gross proceeds of $107 million (subject to final working capital adjustments). A $40 million net pre-tax loss was recorded on the disposition of Stelco's shares in the Non-Core Subsidiaries. This loss is included in discontinued operations on the Consolidated Statement of Earnings (Loss). The net pre-tax loss is comprised of:

- $145 million settlement losses relating to the pension and other benefit plans of the Non-Core Subsidiaries; and
- $105 million gain on the sale of the shares of the Non-Core Subsidiaries.

AltaSteel Ltd.

The shares of AltaSteel Ltd. and its corresponding investment in both MOLY-COP Canada and GenAlta Recycling Inc. were sold to Moly Cop Steel Inc., an affiliate of Scaw International Sarl. The sale closed on January 31, 2006 for gross proceeds of $77 million (subject to final working capital adjustments). Stelco recorded a net pre-tax gain of $12 million comprised of a $36 million gain on the sale of Stelco's investment in AltaSteel Ltd., partially offset by a settlement loss of $24 million relating to the pension and other benefit plans of AltaSteel Ltd.

Norambar Inc., Stelwire, and Stelfil Ltée

Mittal Canada Inc. purchased the shares of Norambar Inc., Stelwire, and Stefil Ltée from Stelco on February 1, 2006 for a gross purchase price of $30 million (subject to final working capital adjustments). Stelco recorded a net pre-tax loss of $52 million comprised of a settlement loss of $121 million relating to the pension and other benefit plan of these subsidiaries, partially offset by a $69 million gain on the disposition of Stelco's

investment.

Financial Statement Information

The following tables summarize the net sales, earnings (loss) before income taxes, and net earnings (loss) relating to all of the Corporation's discontinued operations:

<<

Three months ended March 31 (in millions)				2006
		Mini-mills (1)	Manufactured Products (2)	Total
				(Predecessor)
Net Sales	$	41	14	55
Costs, amortization, and financial expense		37	19	56
		4	(5)	(1)
Settlement loss (employee future benefits)		71	74	145
Gain on sale of investment in subsidiaries		(46)	(59)	(105)
Earnings (loss) before income taxes		(21)	(20)	(41)
Current income taxes (recovery)		1	-	1
Future income taxes (recovery)		(8)	(1)	(9)
Future income tax valuation allowance		9	1	10
Net earnings (loss)	$	(23)	(20)	(43)

Three months ended March 31 (in millions)				2005
		Mini-mills (1)	Manufactured Products (2)	Total
				(Predecessor)
Net Sales	$	116	143	259
Costs, amortization, and financial expense		105	141	246
		11	2	13
Settlement loss (employee future benefits)		-	-	-
Gain on sale of investment in subsidiaries		-	-	-
Earnings (loss) before income taxes		11	2	13
Current income taxes (recovery)		-	2	2
Future income taxes				

(recovery)		3	(1)	2
Future income tax valuation allowance		-	1	1
Net earnings (loss)	$	8	-	8

(1) AltaSteel Ltd. including its 50% interest in GenAlta Recycling Inc., and Norambar Inc. including its wholly owned subsidiary Fers et Métaux Ltée.

(2) Stelwire, Stelfil Ltée., Stelpipe, Welland Pipe, Camrose Pipe Company (2005 only), and MOLY-COP Canada.

FINANCIAL AND OPERATIONAL SUMMARY

Stelco Inc.

($ in millions, except as indicated(x)) (unaudited)

Three months ended March 31		2006		2005(xx)		Favourable (Unfavourable)
		(Predecessor)		(Predecessor)		
Net sales	$	674	$	728	$	(54)
Costs		695		593		(102)
Amortization of property, plant, and equipment		27		26		(1)
Amortization of intangible assets		1		1		-
Operating earnings (loss)(xxx)		(49)		108		(157)
Reorganization items (Note 6)		21		21		-
		(70)		87		(157)
Financial expense						
Interest on long-term debt and debt subject to compromise		10		10		-
Other interest - net		5		4		(1)
Earnings (loss) before income tax from continuing operations		(85)		73		(158)
Income tax expense (recovery) (Note 10)						
Current		7		21		14
Future		(33)		3		36
Future income tax asset valuation allowance (release)		20		8		(12)
Net earnings (loss) from continuing operations		(79)		41		(120)
Net earnings (loss) from discontinued operations (Note 9)		(43)		8		(51)
Net earnings (loss)	$	(122)	$	49	$	(171)
Earnings (loss) per common share from continuing operations (Note 17)	(x)$	(0.77)	(x)$	0.40	(x)$	(1.17)
Earnings (loss) per common share (Note 17)	(x)$	(1.19)	(x)$	0.48	(x)$	(1.67)
Average revenue per ton	(x)$	692	(x)$	803	(x)$	(111)
Cost per ton	(x)$	714	(x)$	654	(x)$	(60)
Semi-finished steel production						

(thousands of net tons)	997	1,020	(23)
Shipments (thousands of net tons)	974	907	67

(xx) Restated - see Note 9 to the Consolidated Financial Statements
(xxx) "Operating earnings (loss)" is a non-GAAP financial measure used by management to assess the performance of the Corporation. The Corporation's use of this measure may not be comparable to measures used by other companies. In accordance with Canadian GAAP, a reconciliation of Operating earnings (loss) to Net earnings (loss) is presented above.

All note references in this document are to the Corporation's March 31, 2006 Consolidated Financial Statements.

All information stated below excludes the discontinued operations of the Corporation. The continuing operations are the Integrated Steel segment, which comprise those business units that include and are primarily associated with the Hamilton and Lake Erie steel plants and their raw materials properties. The primary markets served by this segment are automotive, transportation, construction, manufacturing, pipe and tubular manufacturers, steel service centres, and steel fabricators.

OVERVIEW

Overall revenue per ton decreased by 14% in first quarter 2006 compared to first quarter 2005. This was due to the renewal of customer contracts for 2006 at lower prices than the previous year as well as lower spot market prices. Demand and pricing in the first quarter remained stable when compared to fourth quarter 2005 as steel service centre inventory levels remain at lower levels.

The planned fourth quarter 2005 Phase 2 upgrade to the Lake Erie hot strip mill extended longer than planned, negatively impacting the facility's overall production, the volume and mix of products shipped, and revenue from sales in the first quarter of 2006, as well as the fourth quarter of 2005.

Financial Information

Net Sales and Costs

Quarter ended March 31, 2006

Net sales for the quarter ended March 31, 2006 were 7% lower than the same quarter of 2005 mainly due to a 14% decrease in average revenue per ton, partly offset by an 7% increase in steel shipments. The first quarter decrease in revenue and average revenue per ton was primarily due to:

- renewal of customer contracts at lower prices and lower spot prices;
- the fourth quarter 2005 Lake Erie hot strip mill outage resulting in a lower value-added mix of sales mainly due to increased slab sales;
- the negative impact of the higher Canadian dollar; and
- the first quarter 2005 included selling price surcharges implemented to cover high raw material and energy costs.

Costs in first quarter 2006 were up 17% compared with the same quarter 2005 and average cost per ton was up 9% primarily due to:

- higher spending for repairs and maintenance, purchased services and supplies;
- higher natural gas, coal and ore, and zinc costs;
- the flow through of high-cost inventories produced in the previous quarter; and
- the impact of the fourth quarter 2005 Lake Erie hot strip mill upgrade, which resulted in high-cost outside conversion of slabs to hot roll coils.

The above cost increases were partially offset by:

- lower purchased coke and scrap costs;
- lower electricity costs, which were positively impacted by the provincial government rebate program;
- a lower value-added mix of sales; and
- reduced labour costs at Hamilton resulting from the continuing attrition of the workforce.

Reorganization Items

Reorganization items incurred in the first quarter of 2006 amounted to $21 million, of which $12 million related to professional fees (including fees to professionals representing other stakeholders) and $9 million for success fees that were triggered upon implementation of the CCAA Plan and emergence from CCAA and paid to a number of the Corporation's advisors. Comparatively, $21 million was incurred in the first quarter of 2005, which included professional fees of $10 million and a break fee of $11 million paid to Deutsche Bank. Professional fees will continue to be incurred into the second quarter of 2006 but are expected to be substantially lower than amounts incurred in previous quarters.

Financial Expense

Total financial expense of $15 million was incurred during the first quarter of 2006 as compared to $14 million in the same quarter of 2005. The difference relates predominantly to higher interim borrowings on the Corporation's short-term credit facility in 2006.

Income Tax Expense

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

While the Corporation and its subsidiaries recognize future income tax assets where applicable, a future income tax asset valuation allowance of $20 million and $8 million was incurred in the first quarters of 2006 and 2005 respectively related to continuing operations.

Operational Information

Trade

Imports reached 54% of apparent domestic steel consumption in January, which is a record high. Domestic producers, including Stelco, continue to lose market share. Import permit data for first quarter 2006 indicates that steel imports from China increased almost 23% over the same period a year earlier.

On March 30, 2006, the Canadian Border Services Agency ("CBSA") completed the first phase of a sunset review of the August 1, 2001 ruling by the Canadian International Trade Tribunal ("CITT") that imports of hot rolled sheet from certain countries had injured the Canadian domestic industry. The CBSA ruled that the termination of the finding would likely result in a resumption of dumping by exporters from Brazil, China, Chinese Taipei, India, South Africa, and Ukraine. At the same time it ruled that dumping is unlikely to resume from Bulgaria, Macedonia, and Serbia and Montenegro. The CITT will now assess the likelihood of continued injury as a result of imports from the first set of countries and will convene a hearing starting June 19, 2006 in Ottawa. A ruling is expected before the end of July.

On March 8, 2006, the U.S. Department of Commerce ("DOC") issued its

final determination in its 11th Administrative Review of Canadian shipments of Corrosion Resistant Steel Sheet (primarily galvanized) and assigned a 3.08% duty deposit rate to Stelco. That rate is higher than the 'de minimis' rates found in the 10th review and in the preliminary for the 11th review, reflecting a change in DOC methodology.

The U.S. International Trade Commission ("ITC") has begun a sunset review of the same Corrosion Resistant Steel Sheet ruling which covers certain other countries as well as Canada. The Corporation intends to participate in the review process in order to demonstrate that imports into the U.S. from Canada are not a continuing cause of injury to U.S. producers. The public hearing is scheduled for October 16, 2006 in Washington, D.C.

Health, Safety and Environment

Hamilton Steel LP and Lake Erie Steel LP are both International Standards Organization ("ISO") 14001 registered. The compliance audits of Hamilton Steel LP and Lake Erie Steel LP ISO 14001 systems were satisfactorily completed. This system provides the framework for the implementation, maintenance, and continuous improvement process for managing environmental aspects at both integrated plants.

It is anticipated the Hamilton Steel LP sinter plant will achieve reductions in its dioxin emissions in 2006. In the fourth quarter 2005, using new trial technology, dioxin emissions were reduced to levels below limits that apply after 2010. Permanent equipment is now being installed to implement this technology.

Equipment Upgrades

An outage of approximately 10 days, including commissioning, is scheduled for June, 2006 to install the sixth finishing stand at the Lake Erie Steel LP hot strip mill as the next stage of the Phase 2 upgrade. The sixth finishing stand is expected to be fully functional six weeks after the outage. The incremental drive conversion and the quick roll change are scheduled to be completed by the first half of 2007.

Facilities/Competitiveness

The cold rolled and coated products facilities at Hamilton Steel LP are registered to ISO/TS 16949. The Bar Product mills at Hamilton Steel LP, and the 2050 hot strip mill at Lake Erie Steel LP are scheduled to be registered to ISO/TS 16949 in the 2nd and 3rd quarters of 2006 respectively. ISO/TS 16949 is an international quality management system standard developed by the International Automotive Task Force and the Japan Automotive Manufacturers Association in conjunction with the international standards community. As internal suppliers to the finishing mills, the Hamilton Steel LP and Lake Erie Steel LP blast furnace and steelmaking facilities are scheduled to be registered to ISO 9001 by the end of 2006. By meeting these standards, Stelco demonstrates its ability to consistently provide product that meets customer requirements, and enhance customer satisfaction through continual improvement of processes, products and services.

The Corporation's previously announced strategic capital spending plan is currently under review by the Corporation's new management.

Labour Matters

The Hamilton Steel LP labour contract with USW Local 1005 will expire on July 31, 2006. Negotiations are expected to commence mid-May with the objective of achieving a new contract prior to this expiration.

SUMMARY OF QUARTERLY RESULTS

The following table shows the Corporation's quarterly financial performance over the last eight quarters. The Corporation does not typically experience significant seasonal fluctuations in revenues.

Stelco Inc. (Predecessor)

(in millions except as indicated(x))

		2006	2005	2005(xx)	2005(xx)
		Q1	Q4	Q3	Q2
Net Sales	$	674	608	559	658
Operating earnings (loss)(xxx)	$	(49)	(58)	(36)	78
Earnings (loss) before income tax from continuing operations	$	(85)	(103)	(62)	53
Net earnings (loss) from continuing operations	$	(79)	(67)	(18)	35
Net earnings (loss)	$	(122)	(120)	(42)	40
Earnings (loss) from continuing operations per common share +					
Basic	(x)$	(0.77)	(0.66)	(0.18)	0.34
Fully diluted	(x)$	(0.77)	(0.66)	(0.18)	0.30
Net earnings (loss) per common share +					
Basic	(x)$	(1.19)	(1.17)	(0.41)	0.39
Fully diluted	(x)$	(1.19)	(1.17)	(0.41)	0.34
Average revenue per ton	(x)$	692	685	690	783
Cost per ton	(x)$	714	720	700	680
Semi-finished steel production (thousands of net tons)		997	982	875	1,054
Shipments (thousands of net tons)		974	888	810	840

		2005(xx)	2004(xx)	2004(xx)	2004(xx)
		Q1	Q4	Q3	Q2
Net Sales	$	728	678	691	626
Operating earnings (loss)(xxx)	$	108	53	78	34
Earnings (loss) before income tax from continuing operations	$	73	23	54	11
Net earnings (loss) from continuing operations	$	41	21	42	14
Net earnings (loss)	$	49	1	58	42
Earnings (loss) from continuing operations per common share +					
Basic	(x)$	0.40	0.21	0.41	0.14
Fully diluted	(x)$	0.35	0.18	0.36	0.13
Net earnings (loss) per common share +					
Basic	(x)$	0.48	0.01	0.57	0.41
Fully diluted	(x)$	0.41	0.01	0.49	0.36
Average revenue per ton	(x)$	803	770	789	680
Cost per ton	(x)$	654	681	667	613
Semi-finished steel production (thousands of net tons)		1,020	1,115	1,141	1,085
Shipments (thousands of net tons)		907	881	876	921

(xx) Restated - see Note 9 to the Consolidated Financial Statements.

(xxx) Operating earnings (loss) is a non-GAAP financial measure. See Financial and Operational Summary on page 5 for a GAAP reconciliation.

\+ Earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the quarter.

Net Sales and Costs

Quarter 1, 2006 Compared to Quarter 4, 2005

Net sales for the first quarter of 2006 were 11% higher than fourth quarter 2005. Steel shipments were 10% higher than fourth quarter 2005, while revenue per ton was 1% higher. Fourth quarter 2005 revenue and shipments were negatively impacted by the Phase 2 upgrade of the Lake Erie hot strip mill.

Cost per ton in first quarter 2006 was down 1% compared with fourth quarter 2005 primarily due to:

- lower natural gas and purchased coke costs;
- lower electricity costs, which were positively impacted by the provincial government rebate program;
- lower repairs and maintenance and supplies spending; and
- increased production levels at Lake Erie and Hamilton.

The above cost decreases were partially offset by:

- a higher value-added mix of sales; and
- the flow through of high-cost inventories produced in the previous quarter.

RISK FACTORS

Pricing

Factors affecting volatility of selling prices include:

- the strength of the economy in the United States;
- the impact China may have globally as its economy grows and the relationship of its consumption of steel relative to its growth in steelmaking capacity;
- the impact of imports and threat of imports from Europe and Asia on North American selling prices;
- the U.S./Canadian dollar exchange rate;
- the cyclical nature of the steel industry;
- material substitution when steel prices are relatively high.

Due to price volatility, the Corporation cannot rely on high selling prices being sustainable in the longer term and believes it cannot compete effectively in the longer term unless it takes steps to lower its overall costs.

Costs

Stelco is continuing with its efforts to lower costs in order to ensure its long-term viability, which includes improved productivity and a leaner management structure with fewer layers between the customer and the Corporation's senior management. There can be no assurance that cost reduction initiatives will be sufficient to sustain long-term viability.

Labour Matters

The Corporation's workforce is predominantly unionized and is covered by various labour agreements. The Hamilton Steel collective bargaining agreement with USW Local 1005 will expire on July 31, 2006. There can be no assurance that labour difficulties at any of Stelco's business units will not result in a significant loss of production and revenue and have a material adverse effect on the business, financial condition, and results of operations at Stelco.

Pension Plans

Stelco and the Province entered into the Pension Agreement to provide for funding arrangements with respect to Stelco's four main pension plans. See "Pension Plan Funding Arrangements" under "CCAA Plan, Related Agreements, and New Financing - Agreements" for further details. Despite the level of contributions required under the Pension Agreement, the solvency deficiency could grow as a result of future actuarial losses and benefit changes.

Environmental Compliance

The Corporation is subject to substantial and evolving environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control, and the generation, handling, storage, transportation, and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial, or municipal jurisdictions.

Stelco regularly reviews and audits the operating practices of each business to monitor compliance with the Corporation's health, safety and environmental policies and legal requirements. The Corporation believes that future costs relating to environmental compliance can be dealt with in a manner such that they will not have a material adverse effect on the Corporation's financial position. There is always the possibility, however, that unforeseen changes, such as in the laws or enforcement policies of relevant government bodies, or the discovery of changed conditions on the Corporation's real property or its operations could result in an increase in the costs of environmental compliance that could result in a material adverse effect on the Corporation's financial position.

Unplanned Repairs or Equipment Outages

Stelco is heavily dependent upon the continuous operation of its plants and equipment. There can be no assurance that unplanned downtime at any of Stelco's facilities will not have a material adverse effect on Stelco. Stelco maintains first party property and boiler and machinery breakdown insurance, both of which include business interruption coverage, to address some of these exposures to the extent of the limits of coverage and the terms of the individual insurance contracts.

Technology

The Corporation is subject to competition from new technological developments used by other steel producers.

Expenditures in 2006 are expected to include approximately $70 million related to the Lake Erie Steel Limited Partnership hot strip mill upgrade.

Stelco must continue to improve both its product and process technologies in order to achieve a competitive cost structure and maintain its competitive position in the high value-added automotive market. In particular, failure to meet the automotive industry's ever-more demanding requirements for product quality and service, and failure to provide the new grades of advanced high-strength steels will seriously jeopardize Stelco's long-term participation in this market. There is no assurance that Stelco will be able to improve its product and process technologies or that improvements, once implemented, will meet the automotive market's quality and service requirements. Refer to "Forward-Looking Statements" on page 1.

Steel Industry Consolidation

Stelco could face risks related to cost competitiveness and access to large customers if it does not participate in the steel industry consolidation.

Supply and Pricing of Raw Material and Energy

The Corporation's operations require substantial amounts of raw materials and energy including coal, iron ore, coke, scrap, natural gas, electricity,

and other inputs. The price and availability of such raw materials and inputs are subject to market forces where the Corporation does not have ownership interests and, in some cases, to government regulations and, accordingly, are subject to change. Increases in the price of natural gas, coal, scrap, and coke can have a significant negative impact on the Corporation's costs.

The Corporation produces approximately 85% of its annual coke requirements through its own coke ovens. However, it purchases 100% of its metallurgical coal requirements (raw material for the coke ovens) at market prices. Stelco has secured 100% of its 2006 metallurgical coal requirements under purchase contracts.

Through its ownership interests in iron ore mining properties and related supply agreements Stelco has secured approximately 90% of its 2006 requirements at its cost of production.

The Corporation's financial performance is exposed to price volatility associated with the electricity commodity market. The Government of Ontario introduced competition to the electricity market on May 1, 2002, giving rise to uncertainty of prices since commodity prices are now determined based on hourly supply and demand requirements. Large industrial end-users such as Stelco have been provided with some relief through a rebate program called the "Rebate on OPG Non-Prescribed Assets". On February 9, 2006, the provincial government announced they have extended the rebate program to April 30, 2009. Stelco's strategic plan includes co-generation facilities that will minimize Stelco's short- and long-term exposure to energy price fluctuations.

Trade Regulations

A number of foreign steel producers have in the past exported large quantities of steel to North America, impairing Stelco's ability to sell its products and, accordingly, its profitability. This steel has often been sold at levels that are below cost or below home market price, a practice known as "dumping". Existing trade laws and regulations in Canada may be inadequate to prevent such trade practices. Some foreign steel producers are owned, controlled or subsidized by foreign governments. Decisions by these foreign producers to continue production at marginal facilities may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions and may further contribute to excess global capacity. Moreover, trade regulation in other countries, particularly in the United States, could materially adversely affect Stelco through the imposition of dumping duties which would reduce or effectively eliminate their access to certain steel markets.

Employees

Approximately 27% of Stelco's salaried workforce and 45% of the hourly workforce at Hamilton Steel Limited Partnership are eligible to retire under the current provisions of the defined pension benefit plans. A further 34% and 46% respectively of these groups could retire in the next five years under current eligibility provisions. Stelco is evaluating the necessary manpower requirements consistent with its succession plans and attrition rates.

Retention of the skills and knowledge of Stelco's employees, and the ability to attract and retain new employees where replacement is considered necessary, is essential to Stelco's continued operations.

Enterprise Resource Planning Systems

The implementation of a new order flow ERP system which was planned for second quarter 2006 was cancelled in May, 2006. Management is of the view that the cost/benefit analysis does not justify continuation of this project. This decision will be considered in the allocation of fair values to specific assets as part of the fresh start accounting. Existing systems remain available for these applications.

Currency Fluctuations

Stelco is a net purchaser of U.S. dollars. Accordingly, any strengthening of the Canadian dollar results in a benefit to Stelco for its net purchases of U.S. funds. However, more than offsetting the above is the negative effect on Stelco's domestic sales revenue due to the following reasons. Firstly, many of Stelco's domestic customers export their products into the U.S. Thus, a stronger Canadian dollar can cause those customers to be less competitive in the U.S. and the customers may resist price increases or request steel price reductions from Stelco. Secondly, U.S. exports of steel into Canada have historically forced domestic steel prices in Canadian dollars downward. Finally, the North American benchmark for spot market prices for certain products, such as hot rolled, are established and determined in U.S. dollars. A strong Canadian dollar results in lower benchmark prices in Canadian dollars for 2006.

LIQUIDITY AND CAPITAL RESOURCES

The liquidity and capital resources of the Corporation will be determined by a number of factors, including without limitation, market and economic conditions and the impact of these conditions on the price of steel products, raw material costs, the ability to fund critical capital projects, pension issues, and labour negotiations or disputes.

With the recapitalization of the Corporation upon emergence from CCAA, interest will be serviced in accordance with the terms and conditions of the related debt obligations. While under CCAA protection, the previous debt obligations were stayed and therefore did not impact cash flow.

The Corporation's liquidity and capital resources position is summarized as follows:

(in millions)	At March 31 2006	At March 31 2006	At March 31 2005(x)	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Cash, cash equivalents and restricted cash	$ 36	$ 36	$ 35	$ 42
Available lines of credit(a)	946(b)	396(c)	397(c)	403(c)
Lines of Credit drawn down(d)	(427)	(182)	(128)	(191)
Net liquidity	$ 555	$ 250	$ 304	$ 254

(a) After letters of credit usage, and subject to the availability under their agreements (described below).

(b) Includes the $600 ABL facility and the $375 Secured Revolving Term Loan.

(c) Includes the $350 million credit facility and the $75 million DIP Credit Agreement.

(d) In accordance with Canadian GAAP, the borrowings of the Successor are classified predominately as long-term liabilities on the Consolidated Statement of Financial Position, and borrowings of the Predecessor are classified as short-term liabilities. See Note 11 to the Consolidated Financial Statements for additional information.

(x) Represents the continuing operations (Integrated Steel segment) of the Predecessor.

The following reflects the quarterly net cash deficiency (cash, cash equivalents and restricted cash less lines of credit drawn down) of the Successor's and Predecessor's continuing operations over the previous eight quarters.

Net Cash Deficiency

($ in millions)

	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006
Net Cash	($209)	($201)	($153)	($93)	($35)	($143)	($149)	($391)

Effect of the CCAA Plan

The Corporation's net cash position decreased significantly during the first quarter of 2006. Net cash of $3 million was generated from operating activities during the first quarter of 2006 (outlined below). Borrowings of $245 million were required for the implementation of the CCAA Plan. The pension contribution of $382 million and the deferred financing fees of $13 million were significant cash outflows that were partially funded by $150 million of proceeds from the issue of the New Province Note.

The net cash flow and working capital analyses that follow exclude the cash flows associated with the implementation of the CCAA Plan and cash flows associated with discontinued operations. Only continuing operating activities that influence the Corporation's liquidity and capital resources during the first quarters of 2006 and 2005 are discussed.

Financing Arrangements

Stelco Inc.

Asset Based Loan Facility

On March 31, 2006, the $75 million Debtor-in-Possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US Base rate + 0.5% or LIBOR + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and is secured by a first priority security interest in the eligible inventory and accounts receivable of Stelco. The ABL is additionally secured by a second priority security interest on all other property and assets of the Corporation, limited to $300 million and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral, but will not exceed $600 million.

Secured Revolving Term Loan

On March 31, 2006, as part of the Plan, the Corporation entered into a secured revolving term loan facility with Tricap (a shareholder - see CCAA Plan, Related Agreements, and New Financing - Plan Sponsor Agreement) in the amount of $375 million for a term of seven years. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the fixed assets of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in the subsidiaries, partnerships and joint ventures of Stelco.

Net Cash Flow

Three months ended March 31 (in millions)	2006	2005	Favourable (Unfavourable)

	(Predecessor)	(Predecessor)	
Cash provided by (used for)			
Net earnings (loss) from continuing operations adjusted for items not affecting cash	$ (40)	$ 117	$ (157)
Changes in operating elements of working capital	(2)	(18)	16
Proceeds from the sale of Non-Core subsidiaries and assets (Note 9)	107	-	107
Expenditure for capital assets	(49)	(17)	(32)
Reduction of long-term debt (Note 12)	(12)	(6)	(6)
Other - net	(1)	-	(1)
Change in net cash position	$ 3	$ 76	$ (73)

(xx) Restated - see Note 9 to the Consolidated Financial Statements.

Net cash of $3 million was generated during the three months ended March 31, 2006. Net proceeds of $107 million received primarily from the sale of the Non-Core Subsidiaries were primarily offset by capital expenditures ($49 million), operating results ($40 million), and debt repayments ($12 million). Overall $73 million more cash was required during the first quarter of 2006 as compared to the same quarter of 2005. Operating results deteriorated significantly ($157 million), and coupled with capital spending ($32 million), exceeded the $107 million of net proceeds received primarily from the sale of Non-Core Subsidiaries.

Working Capital

While a number of components fluctuated substantially, net working capital did not represent a significant use or source of cash during the first quarters of 2006 or 2005.

Quarter ended March 31, 2006

Three months ended March 31 (in millions)	2006	2005	Favourable (Unfavourable)
Cash provided by (used for)			
Accounts receivable	$ (127)	$ (92)	$ (35)
Inventory	102	55	47
Accounts payable	9	(4)	13
Other	14	23	(9)
Total	$ (2)	$ (18)	$ 16

Those components of working capital that changed substantially are discussed below.

Accounts Receivable

Accounts receivable required $127 million during the first quarter of 2006 and $92 million in the same quarter of 2005. The primary driver was stronger shipments in the latter half of each of the first quarters which resulted in more sales being billed to customers than was collected from lower sales in the latter half of each of the preceding fourth quarters.

Inventories

$102 million was sourced from inventories during the first quarter of 2006 primarily from the seasonal draw down of raw material inventories due to the closure of the shipping season. In addition, slab inventories that were temporarily built up during the outage at the Lake Erie hot strip mill, were converted into coils and sold during the quarter.

Cash provided during the first quarter of 2005 was $55 million. The most significant source of cash was from the seasonal draw down of raw materials while the shipping season was closed. Partially offsetting this was an increase in steel inventories mainly due to high input costs.

Other

During the first quarter of 2005, $23 million of cash was provided relating primarily due to an increase in income taxes payable as the Corporation had utilized a majority of its loss carry-forwards at that time and was taxable in some of its jurisdictions. The income tax liability exceeded the required tax installments, which were based on the previous year's estimated income tax liability.

Investing Activities

The Corporation closed the sales of the Non-Core Subsidiaries for gross proceeds of $107 million. Partially offsetting this cash flow were expenditures on capital projects ($49 million), primarily the Phase 2 expansion of the Lake Erie hot strip mill, and projects at the Corporation's mining-related interests.

Capital expenditures during the first quarter of 2005 were $17 million. Spending was largely targeted towards the Lake Erie Phase 2 hot strip mill upgrade, the enterprise resource planning systems, and projects at the Corporation's various mining interests.

Financing Activities

During the first quarter of 2006, $6 million received as partial payment related to the sale of the Hamilton plate mill assets was used to make a repayment against the debt associated with that facility.

Regularly scheduled repayments of long-term debt were $6 million in the first quarters of both 2006 and 2005.

Contractual Obligations

The following is a summary of the principal obligations of the Corporation at March 31, 2006:

(in millions)	Total	2006	2007-2008	2009-2010	greater than 2010
Long-term debt(1)	$ 456	$ 11	$ 20	$ -	$ 425
Revolving term loans(2)	427	-	392	35	-
Capital leases	7	4	2	1	-
Operating leases	23	10	9	3	1
Purchase obligations and other commitments	577	252	156	110	59
Total	$ 1,490	$ 277	$ 579	$ 149	$ 485

(1) See Note 12 to the Consolidated Financial Statements for more information.

(2) See Note 11 to the Consolidated Financial Statements for more information.

The implementation of the Plan had the effect of extending the maturity

of $275 million of stayed liabilities to March 31, 2016, rather than being due immediately or subject to immediate acceleration, as they were exchanged for FRN's. The New Province Note, due December 31, 2015 (subject to a possible 3 month extension) governs the $150 million cash advance from the Province. Both of these liabilities are reflected at face value and categorized as long-term debt in the contractual obligations table above in the post-2010 period. Purchase obligations and other commitments are for coal, electricity, natural gas, oxygen, certain operating services and equipment, and information systems support services.

OFF-BALANCE SHEET ARRANGEMENTS

Other than the operating leases included in the Contractual Obligations above, the Corporation had no off-balance sheet arrangements at either March 31, 2006 or 2005 or December 31, 2005.

FINANCIAL INSTRUMENTS

The Corporation did not utilize any third party financial instruments to mitigate interest rate or foreign exchange risk in the first quarters of 2006 or 2005, and accordingly no such financial instruments were outstanding at either March 31, 2006 or 2005.

OUTSTANDING SHARE DATA

Common Shares

(in millions)	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)
New Common Shares	26,100,000	-	-
Convertible Series A	-	101,778,203	100,735,965
Convertible Series B	-	470,996	1,513,233
Total number of shares	26,100,000	102,249,199	102,249,198
Total	$144	$781	$781

Series A and B Common Shares

The Series A and B Common Shares of the Predecessor were delisted from the Toronto Stock Exchange as at the close of trading on March 10, 2006. These shares were eliminated on Plan implementation with no value being attributed to them (see Note 2 to the Consolidated Financial Statements).

New Common Shares

Under the Plan and in accordance with the Plan Sponsor Agreement (see Note 2 to the Consolidated Financial Statements), the Corporation issued 26,100,000 New Common Shares upon emergence from CCAA with a value of $5.50 per share. The Affected Creditors received 6,364,000 New Common Shares as partial consideration for settlement of their Affected Claims. The Equity Sponsors received 19,736,000 New Common Shares in exchange for proceeds of $108.5 million.

On April 2, 2006, the Chief Executive Officer purchased 1,000,000 New Common Shares from Treasury for total consideration of $5.5 million, bringing the total number of shares outstanding as of that date to 27,100,000.

CHANGES IN ACCOUNTING POLICY

Accounting Changes Effective in 2006

Comprehensive Revaluation of Assets and Liabilities

Upon emergence from CCAA at the end of the day on March 31, 2006, there was a substantial realignment of the equity and non-equity interests in the Corporation and the Corporation was required, under Canadian GAAP, to adopt "fresh start" reporting in accordance with CICA Handbook section 1625 - Comprehensive Revaluation of Assets and Liabilities. Under "fresh start" reporting, the Corporation is undertaking a comprehensive revaluation, based on the reorganization value as established and confirmed in the Plan, of its assets and liabilities by assigning a new fair value cost to all of the Corporation's assets and liabilities. Once the Corporation has completed this revaluation, the Statement of Financial Position will not be comparable to those previously reported (see Notes 3 and 5 to the Consolidated Financial Statements).

CRITICAL ACCOUNTING ASSUMPTIONS AND ESTIMATES

The Corporation's critical accounting assumptions and estimates are described in the MD&A of the 2005 Annual Report. The Corporation's Consolidated Financial Statements are prepared in accordance with Canadian GAAP.

The preparation of these Consolidated Financial Statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews accounting assumptions and estimates regularly in light of past experience and current conditions or changes in Canadian GAAP, and utilizes outside consultants as necessary to arrive at appropriate assumptions and estimates to be used in the preparation of Consolidated Financial Statements. With the exception of the following, the Corporation has not made any significant changes in the Corporation's critical accounting assumptions and estimates from those disclosed in the MD&A of the 2005 Annual Report.

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 are reported at their estimated fair value, with the exception of future income taxes (see Note 10 to the Consolidated Financial Statements) and pensions and other post-employment benefits (see Note 16 to the Consolidated Financial Statements). The determination of the fair value of the assets and liabilities of the Successor has not been finalized as at the date of the preparation of this MD&A. Accordingly there can be no assurance of the estimates, assumptions, and values reflected in the Consolidated Statement of Financial Position of the Successor as at March 31, 2006, will result in their final fair values (see Note 5 to the Consolidated Financial Statements).

Intangible assets will be recognized at their fair value effective March 31, 2006, including those identified through the fresh start process but not previously recorded. This process is not complete at this time (see Note 5 to the Consolidated Financial Statements).

The useful lives of the Corporation's plant, equipment and intangible assets are currently under review as part of fresh start reporting. Certain of these assets may have their useful life adjusted upon completion of this process.

Segmented Information

The Corporation is currently reviewing its segmented reporting requirements in accordance with the guidance under CICA Handbook Section 1701 - Segment Disclosures, as a result of the Corporate Reorganization outlined in Note 2 to the Consolidated Financial Statements.

Previously, the Corporation's segments included the Integrated Steel

segment, the Mini-mill segment and the Manufactured Products segment. Stelco sold all of its Mini-mill and Manufactured Products segments by February 1, 2006 - see "Discontinued Operations".

OUTLOOK

Entering second quarter 2006, management expects continued strength in all end markets, with customer inventories at or below target levels. Stelco's steel mill capacity is fully committed through the second quarter.

Stelco's new President and Chief Executive Officer, Rodney Mott, has appointed four new senior managers with backgrounds at U.S.-based International Steel Group and Nucor to head up certain key areas of Stelco's business.

The new senior managers are:

Bill McKenzie, Vice President, Stelco, and General Manager, Hamilton Steel Limited Partnership;
Jerome Nelson, Vice President, Sales and Marketing, Stelco;
Karen Smith, Vice President, Human Resources, Stelco; and
Gordon Spelich, Vice President, Purchasing and Logistics, Stelco.

The emphasis will be to lower costs and improve productivity in order to ensure long-term viability and a leaner and more effective management structure.

An outage of approximately 10 days, including commissioning, is scheduled for June 2006 to install the sixth finishing stand at the Lake Erie Steel Limited Partnership hot strip mill as the next stage of the Phase 2 upgrade. The sixth finishing stand is expected to be fully functional six weeks after the outage.

The application of "fresh start accounting" will impact future financial results. All assets and liabilities of the Corporation have been revalued to their estimated fair value at the time of implementation of the CCAA Plan. Some of the impacts include amortization changes as a result of revaluing fixed assets, cost of sales increases as a result of the revaluation of inventories from the lower of cost and net realizable value to fair value (impact should be limited to the second quarter), and a decrease in pension and other post-employment benefits expense as previously unamortized actuarial losses and past service costs were eliminated from the Consolidated Statement of Financial Position.

Please refer to "Forward-Looking Statements" on page 1.

ADDITIONAL FINANCIAL INFORMATION

Additional information concerning Stelco, including the Corporation's 2005 Annual Information Form, may be viewed on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and at Stelco's Web site www.stelco.ca.

Rodney B. Mott	W. E. Vaughan
President and Chief Executive Officer	Chief Financial Officer

HAMILTON, ONTARIO
May 10, 2006

CONSOLIDATED STATEMENT OF EARNINGS (LOSS)

Three months ended March 31 (in millions, except per share amounts) (unaudited)	2006	2005
	(Note 2)	(Restated

	(Predecessor)	- Note 9) (Predecessor - Note 2)
Net sales	$ 674	$ 728
Costs	695	593
	(21)	135
Amortization of property, plant, and equipment	27	26
Amortization of intangible assets	1	1
Operating earnings (loss)	(49)	108
Reorganization items (Note 6)	21	21
	(70)	87
Financial expense		
Interest on long-term debt and debt subject to compromise	10	10
Other interest - net	5	4
Earnings (loss) before income taxes from continuing operations	(85)	73
Income tax expense (recovery) (Note 10)		
Current	7	21
Future	(33)	3
Future income tax asset valuation allowance (release)	20	8
Net earnings (loss) from continuing operations	(79)	41
Net earnings (loss) from discontinued operations (Note 9)	(43)	8
Net earnings (loss)	$ (122)	$ 49
Earnings (loss) per common share (Note 17)		
Basic		
Continuing operations	$ (0.77)	$ 0.40
Net earnings (loss)	$ (1.19)	$ 0.48
Fully diluted		
Continuing operations	$ (0.77)	$ 0.35
Net earnings (loss)	$ (1.19)	$ 0.41
Weighted average common shares outstanding - millions	102.2	102.2

See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (DEFICIT)

Three months ended March 31 (in millions) (unaudited)	2006	2005
Balance at beginning of period - Predecessor	$ (461)	$ (388)
Net earnings (loss)	(122)	49
Balance at end of period - Predecessor	(583)	$ (339)
Plan implementation and fresh start adjustments (Note 5)	583	

Balance at end of period - Successor	$	-

See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions) (unaudited)	At March 31 2006	At March 31 2005	At December 31 2005
	(Notes 2, 3, and 5) (Successor)	(Note 2) (Predecessor)	(Note 2) (Predecessor)
Assets			
Current assets			
Cash and cash equivalents	$ 2	$ 38	$ 25
Restricted cash (Note 7)	34	11	17
Accounts receivable	413	569	294
Inventories	755	785	783
Prepaid expenses	24	43	29
Future income taxes (Note 10)	7	14	22
Assets held for sale (Note 9)	-	52	351
	1,235	1,512	1,521
Other assets			
Property, plant, equipment, and intangible assets	1,774	1,055	1,004
Deferred pension cost (Note 16)	-	191	112
Future income taxes (Note 10)	19	4	12
Other	36	22	21
	1,829	1,272	1,149
Total Assets	$ 3,064	$ 2,784	$ 2,670
Liabilities and Shareholders' Equity			
Current liabilities			
Bank and other short-term indebtedness (Note 11)	$ -	$ 157	$ 191
Revolving term loans (Note 11)	35	-	-
Accounts payable and accrued	241	283	232
Employee future benefits (Note 16)	60	62	60
Pension liability (Note 16)	67	-	-
Income and other taxes	17	29	8
Long-term debt due within one year (Note 12)	18	45	23
Liabilities held for sale (Note 9)	-	34	206
Liabilities subject to compromise (Note 5(a))	-	588	630
	438	1,198	1,350
Other liabilities			
Employee future benefits (Note 16)	1,260	918	834

Pension liability (Note 16)	349	-	-
Long-term debt (Notes 5 and 12)	346	41	20
Revolving term loans (Note 11)	392	-	-
Future income taxes (Note 10)	110	133	92
Asset retirement obligations (Note 8)	22	13	15
	2,479	1,105	961
Total Liabilities	$ 2,917	$ 2,303	$ 2,311
Shareholders' Equity			
Convertible debentures conversion option (Note 5)	$ -	$ 23	$ 23
Capital stock (Note 14)	144	781	781
Contributed surplus	-	16	16
Warrants (Note 14)	3	-	-
Retained deficit	-	(339)	(461)
Total Shareholders' Equity	147	481	359
Total Liabilities and Shareholders' Equity	$ 3,064	$ 2,784	$ 2,670

Commitments and contingencies (Note 13).

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Three months ended March 31 (in millions) (unaudited)	2006	2006	2005
	(Notes 2 and 5) (Plan Implementation)	(Note 2) (Predecessor)	(Restated - Note 9) (Predecessor - Note 2)
Cash provided by (used for)			
Operating activities			
Net earnings (loss) from continuing operations	$ -	$ (79)	$ 41
Adjustments for items not affecting cash			
Reorganization items (Note 6)	-	(1)	-
Amortization of property, plant, and equipment	-	27	26
Amortization of intangible assets	-	1	1
Future income taxes	-	(33)	3
Future income tax asset valuation allowance (release) (Note 10)	-	20	8
Employee pension and other future benefits (Note 16)	(382)	28	37
Other	-	(3)	1
	(382)	(40)	117
Changes in operating elements of working capital (see below)	-	(2)	(18)
Other - net	-	(1)	-

Discontinued operations	-	-	(14)
	(382)	(43)	85
Investing activities			
Proceeds from sale of non-core assets (Notes 7 and 9)	-	107	-
Expenditures for capital assets	-	(49)	(17)
Discontinued operations	-	-	(3)
	-	58	(20)
Financing activities			
Decrease in bank indebtedness	(182)	(9)	(58)
Increase in revolving term loans	427	-	-
Financing issue expenses	(13)	-	-
Reduction of long-term debt (Note 12)	-	(12)	(6)
Proceeds from issue of long-term debt (Note 12(b))	150	-	-
Proceeds from issue of New Common Shares (Note 14)	108	-	-
Reduction of liabilities subject to compromise (Note 5(a))	(108)	-	-
Discontinued operations	-	-	5
	382	(21)	(59)
Cash, cash equivalents and restricted cash			
Net increase (decrease)	-	(6)	6
Balance at beginning of period	36	42	43
Balance at end of period	$ 36	$ 36	$ 49
Consists of:			
Cash and cash equivalents	$ 2	$ 2	$ 38
Restricted cash (Note 7)	34	34	11
	$ 36	$ 36	$ 49
Changes in operating elements of working capital			
Accounts receivable	$ -	$ (127)	$ (92)
Inventories	-	102	55
Prepaid expenses	-	5	(1)
Accounts payable and accrued	-	9	(4)
Income and other taxes	-	9	24
	$ -	$ (2)	$ (18)

See accompanying Notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1. BUSINESS DESCRIPTION

Stelco Inc. operates its businesses through partnerships, subsidiaries and joint ventures. The Corporation is one of Canada's

largest publicly traded steel companies. The Corporation operates two integrated steel plants in Ontario, Canada, which service customers in the automotive, steel service center, appliance, energy, construction, and pipe and tube industries within North America. In addition, Stelco has ownership interests in three iron ore properties, which provide to the integrated steel plants approximately 90% of their iron ore requirements as feedstock in the steelmaking process.

2. THE PLAN AND RELATED AGREEMENTS

On January 29, 2004, Stelco and certain related entities filed for protection under the Companies' Creditors Arrangement Act ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice granting it creditor protection. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Proceedings"). The Canadian proceedings included Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and Stelwire Ltd. ("Stelwire"), which were collectively referred to as the "Applicants". The U.S. Proceedings included Stelco, Stelpipe, and Stelwire. The Corporation's other subsidiaries and joint ventures were not included in the proceedings. For the periods prior to emergence from CCAA, collectively, the Applicants, and the Corporation's other subsidiaries and joint ventures are referred to as the "Predecessor" in the consolidated financial statements and notes.

At the end of the day on March 31, 2006, the Predecessor implemented its Third Amended and Restated Plan of Arrangement and Reorganization (the "CCAA Plan"), as approved by the Court on January 20, 2006, and emerged from CCAA protection. For the purpose of these Consolidated Financial Statements the Corporation is referred to as the "Successor" in respect of the period after implementation of the CCAA Plan. Also, on March 31, 2006, a plan of arrangement under the Canada Business Corporation's Act ("the CBCA") that involved the Corporation (the "CBCA Plan") was implemented. In accordance with the CBCA Plan, the Predecessor's business was reorganized with specific assets and liabilities being transferred into separate limited partnerships. Upon implementation of this reorganization, Stelco became the parent company and limited partner of these limited partnerships. Further information on the CCAA Plan and CBCA Plan is outlined below.

Treatment of Stakeholders Compromised Under the CCAA Plan

Holders of Affected Claims

As discussed in Note 1 to the 2005 Consolidated Financial Statements, under the CCAA Plan, the claims of the unsecured creditors (the "Affected Creditors") were not satisfied in full by the consideration distributed under the CCAA Plan. At March 31, 2006, the final accepted Affected Creditor claims of $547 million were settled in exchange for the following:

- New Secured Floating Rate Notes ("FRNs") in the US dollar equivalent of $275 million Canadian;
- 6,364,000 newly issued common shares (the "New Common Shares") of Stelco (1,100,000 prorated among all Affected Creditors and 5,264,000 prorated based on amounts elected through the share election process);
- Cash of $108,548,000;
- Warrants for 1,418,500 New Common Shares (the "New Warrants") with an exercise price of $11.00 per New Common Share and a

seven-year term.

Holders of Series A and B voting Common Shares

The Series A and B voting common shares previously outstanding were exchanged into new redeemable shares, at a ratio of 0.000001 for each such share. Such shares were then redeemed and cancelled on March 31, 2006 for nil consideration.

Agreements

Plan Sponsor Agreement

The New Common Shares of the restructured Stelco were divided among three groups under the CCAA Plan: the Affected Creditors (as referred to above), the Province of Ontario (the "Province") and Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors"). The Province obtained its equity interest as part of the financing provided to Stelco (Note 12) wherein it received warrants to purchase 851,100 New Common Shares. The Equity Sponsors acquired their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, the Equity Sponsors agreed to purchase 19,736,000 New Common Shares of Stelco at a price of $5.50 per share for proceeds of $108,548,000. These funds were used for the cash distribution to Affected Creditors under the Plan as referred to above.

Pension Plan Funding Agreement

Stelco and the Province along with the Superintendent of Financial Services of Ontario and certain of the newly formed LPs entered into a pension funding agreement (the "Pension Agreement") on March 31, 2006 that outlines the funding arrangements with respect to Stelco's four main pension plans. The purpose of the Pension Agreement is to transition the four main plans from the Section 5.1 election of Regulation 909 of the Pension Benefits Act (Ontario) (the "PBA"), which had exempted the four main plans from funding of the solvency deficiencies under the plans in exchange for higher pension benefit guarantee fund payments, to the general regulatory requirements of the PBA by no later than January 1, 2016. See Notes 12, 14, and 16 for further details.

Plan Financing

New financing was raised under the Plan from the following sources:

- New ABL Facility (asset based loan) (Note 11)	up to $600 million
- New Secured Revolving Term Loan (Note 11)	$375 million
- New Province Note (Note 12)	$150 million
- Federal Government Grant (Note 13)	$30 million

Corporate Reorganization

On February 14, 2006, the Court approved a reorganization of the Predecessor pursuant to the CBCA Plan. As a result, specific assets and liabilities of the Predecessor's business were transferred into nine separate limited partnerships upon implementation of the CBCA Plan at the time of its emergence from the Court-supervised restructuring process.

The following business units of the Predecessor were established and the Predecessor transferred assets and liabilities to these business units which were formed as limited partnerships ("LPs"): Hamilton Steel Limited Partnership; Lake Erie Steel Limited Partnership; two LPs related to energy assets (primarily a future business); two surplus land LPs; two coke production facility LPs; and an LP related to the Corporation's mining interests.

3. BASIS OF PRESENTATION

As a result of a substantial realignment of equity and non-equity interests in the Corporation (Note 2), "fresh start" reporting was adopted on March 31, 2006. In accordance with CICA Handbook Section 1625 - "Comprehensive Revaluation of Assets and Liabilities", the Corporation is undertaking a comprehensive revaluation of its assets and liabilities. As required by CICA Handbook Section 1625, the enterprise value has been allocated based upon management's best estimate of the relative fair values of the identifiable assets and liabilities of the Corporation in accordance with the guidance in CICA Handbook Section 1581 - "Business Combinations". As the Corporation has only recently emerged from CCAA, it is not practicable to definitely allocate the enterprise value. Once this matter has been resolved, the Corporation will reassess its initial allocation (see Note 5). The effect may be to transfer an amount from property, plant and equipment, inventories, intangible assets, asset retirement obligations, and the Province Note. The amount, if any, is not presently determinable.

As defined in Note 2, references to the "Predecessor" in these consolidated financial statements refer to Stelco Inc. and its subsidiaries, partnerships, and joint ventures in periods prior to the end of the day on March 31, 2006. All references to the "Successor" in these consolidated financial statements refer to Stelco Inc. and its subsidiaries, partnerships, and joint ventures as at the end of the day on March 31, 2006, and thereafter.

The Consolidated Statement of Financial Position as at March 31, 2006 reflects the accounts of the Successor. While not comparable to the Successor, the Consolidated Statement of Financial Position of the Predecessor as at March 31, 2005 and December 31, 2005 have also been presented. The Consolidated Statement of Earnings (Loss) reflects the activities of the Predecessor. The Consolidated Statement of Cash Flows for the three months ended March 31, 2006 reflects the Successor and Predecessor activities along with comparative activity for the Predecessor in the corresponding period in 2005.

While the Predecessor was under creditor protection (January 29, 2004 - March 31, 2006), the Predecessor applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7), where it did not conflict with Canadian generally accepted accounting principles ("Canadian GAAP"), in the preparation of its consolidated financial statements. As a result, the Predecessor made adjustments to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Further, allowed claims, which arose prior to and during the CCAA proceedings, were recorded as liabilities subject to compromise and presented separately on the Consolidated Statement of Financial Position.

The consolidated financial statements of the Successor and Predecessor companies are expressed in Canadian dollars and are

prepared in accordance with Canadian GAAP using the going concern concept which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These interim financial statements do not include all of the disclosure required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

With the exception of the following, these unaudited interim consolidated financial statements have been consistently prepared using the same accounting policies as disclosed in Note 2 to the 2005 audited consolidated financial statements of Stelco:

a) Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 are reported at their estimated fair value (Note 5), with the exception of future income taxes, which have been reported in accordance with CICA Handbook Section 3465 - Income Taxes (Note 10) and pension and other post-employment benefits, which have been reported in accordance with CICA Handbook Section 3461 - Employee Future Benefits (Note 16.)

Intangible assets will be recognized at their fair value effective March 31, 2006, including those identified through the fresh start process but not previously recorded. This process is not complete at this time (see Note 5).

The useful lives of the Corporation's plant, equipment and intangible assets are currently under review as part of fresh start reporting. Certain of these assets may have their useful life adjusted upon completion of this process.

b) Segmented Information

The Corporation is currently reviewing its segmented reporting requirements in accordance with the guidance under CICA Handbook Section 1701 - Segment Disclosures, as a result of the Corporate Reorganization outlined in Note 2.

5. FRESH START REPORTING

As outlined in Note 3, Stelco adopted fresh start reporting on March 31, 2006. As a result, all assets and liabilities of the Successor have been reported at fair values, except for future income taxes, which are reported in accordance with the requirements of CICA Handbook Section 3465, and pension and other post-employment benefits, which are reported in accordance with CICA Handbook Section 3461 (Note 4). As a result of the implementation of the Plan and the adoption of fresh start reporting, a revaluation adjustment of $781 million has been recorded as a reduction of shareholders' equity and the retained deficit of Stelco of $583 million as at March 31, 2006 has been eliminated.

The fair values of the assets and liabilities of the Successor have been based on Management's best estimates as of March 31, 2006. The determination of the fair values of the assets and liabilities of the Successor has not been finalized as at the date of preparing these interim consolidated financial statements. The Successor is continuing to finalize its valuation of assets and liabilities, primarily property, plant and equipment, inventories, intangible,

asset retirement obligations, and the Province Note. Any adjustments will be made to the consolidated statement of financial position as at March 31, 2006. The determination of fair values involves certain estimates and assumptions, which are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the consolidated statement of financial position of the Successor as at March 31, 2006 will result in their final fair values. At this time, the fair value adjustment is estimated to be an asset of $739 million and has currently been allocated to Property, plant, equipment, and intangible assets on the Consolidated Statement of Financial Position.

Stelco Inc.
Consolidated Statement of Financial Position

	Third Amended and Restated Plan of Arrangement and Reorganization		
(in millions)	At March 31, 2006	Predecessor Shareholders	Affected Creditors and Equity Sponsors
	(Predecessor)		
Assets			
Current assets			
Cash and cash equivalents	$ 2	$ -	$ 108(b) (108)(a)
Restricted cash (Note 7)	34	-	-
Accounts receivable	413	-	-
Inventories	680	-	-
Prepaid expenses	24	-	-
Future income taxes (Note 10)	5	-	-
	1,158	-	-
Other assets			
Property, plant, equipment, and intangible assets	1,035	-	-
Deferred pension cost (Note 16)	99	-	-
Future income taxes (Note 10)	38	-	-
Other	21	-	-
	1,193	-	-
Total Assets	2,351	-	-
Liabilities and Shareholders' Equity			
Current liabilities			
Bank and other short-term Indebtedness (Note 11)	182	-	-
Revolving term loans (Note 11)	-	-	-
Accounts payable and accrued	241	-	-
Employee future benefits (Note 16)	60	-	-
Pension liability (Note 16)	-	-	-
Income and other taxes	17	-	-
Long-term debt due within one year - existing (Note 12)	18	-	-
Future income taxes (Note 10)	-	-	-
Liabilities subject to compromise	640	-	(640)(a)

	1,158	-	(640)
Other liabilities			
Employee future benefits (Note 16)	847	-	-
Pension liability (Note 16)	-	-	-
Long-term debt - existing (Note 12)	14	-	-
Long-term debt - New Secured Floating Rate Notes (Note 12)	-	-	275(a)
Long-term debt - New Province Note - (Note 12)	-	-	-
Revolving term loans (Note 11)	-	-	-
Future income taxes (Note 10)	79	-	-
Asset retirement obligation (Note 8)	16	-	-
	956	-	275
Total Liabilities	2,114	-	(365)
Shareholders' Equity			
Convertible debentures conversion option	23	-	(23)(a)
Capital stock	781	(781)(a)	36(a) 108(b)
New Warrants (Note 14)	-	-	2(a)
Province Warrants (Note 14)	-	-	-
Contributed surplus	16	(16)(a)	-
Retained deficit	(583)	797(a)	242(a)
Total Shareholders' Equity	237	-	365
Total Liabilities and Shareholders' Equity	$ 2,351	$ -	$ -

	Third Amended and Restated Plan of Arrangement and Reorganization		
(in millions)	Pensions And Financing	Fresh Start Adjustments	At March 31, 2006
			(Successor)
Assets			
Current assets			
Cash and cash equivalents	$ (382)(f) 150(d) 232 (e)	$ -	$ 2
Restricted cash (Note 7)	-	-	34
Accounts receivable	-	-	413
Inventories	-	75(g)	755
Prepaid expenses	-	-	24
Future income taxes (Note 10)	-	2(h)	7
	-	77	1,235
Other assets			
Property, plant, equipment, and intangible assets	-	739(g)	1,774
Deferred pension cost (Note 16)	-	(99)(g)	-
Future income taxes (Note 10)	-	(19)(h)	19
Other	13(c)	2(g)	36

	13	623	1,829
Total Assets	13	700	3,064
Liabilities and Shareholders' Equity			
Current liabilities			
Bank and other short-term Indebtedness (Note 11)	(182)(e)	-	-
Revolving term loans (Note 11)	35 (c,e)	-	35
Accounts payable and accrued	-	-	241
Employee future benefits (Note 16)	-	-	60
Pension liability (Note 16)	-	67(g)	67
Income and other taxes	-	-	17
Long-term debt due within one year - existing (Note 12)	-	-	18
Future income taxes (Note 10)	-	-	-
Liabilities subject to compromise	-	-	-
	(147)	67	438
Other liabilities			
Employee future benefits (Note 16)	-	413(g)	1,260
Pension liability (Note 16)	(382)(f)	731(g)	349
Long-term debt - existing (Note 12)	-	-	14
Long-term debt - New Secured Floating Rate Notes (Note 12)	-	-	275
Long-term debt - New Province Note - (Note 12)	149(d)	(92)(g)	57
Revolving term loans (Note 11)	392 (c,e)	-	392
Future income taxes (Note 10)	-	31(h)	110
Asset retirement obligation (Note 8)	-	6(g)	22
	159	1,089	2,479
Total Liabilities	12	1,156	2,917
Shareholders' Equity			
Convertible debentures conversion option	-	-	-
Capital stock	-	-	144
New Warrants (Note 14)	-	-	2
Province Warrants (Note 14)	1(d)	-	1
Contributed surplus	-	-	-
Retained deficit	-	(456)(g)	-
Total Shareholders' Equity	1	(456)	147
Total Liabilities and Shareholders' Equity	$ 13	$ 700	$ 3,064

The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the Plan and consummation of the various agreements:

(a) Implementation of the Plan as outlined in Note 2.

The following table reconciles the Predecessor's liabilities subject to compromise to those that were accepted claims under the Plan:

(in millions)	At March 31 2006	At March 31 2005	At December 31 2005
	(Predecessor)	(Predecessor)	(Predecessor)
Liabilities subject to compromise			
Accepted claims	$ 547	$ 532	$ 546
Post-filing interest	83	44	73
Unfiled claims	10	12	11
Total liabilities subject to compromise	$ 640	$ 588	$ 630
Settlement			
Cash	$ 108		
FRN's	275		
New Common Shares	36		
New Warrants	2		
Total consideration	421		
Excess of claims over distribution	$ 219		
Convertible debenture conversion option	23		
Total adjustment to retained deficit	$ 242		

The holders of Series A and B voting common shares received nil consideration.

(b) Issuance of shares for cash under the Plan Sponsor Agreement (Note 2).

(c) Payment of financing fees on implementation of the Plan, which have been deferred and will be amortized over the term of the related facilities (Note 11).

(d) Receipt of cash under the Province Agreement in exchange for a note payable and issuance of warrants (Note 12).

(e) Repayment of borrowings under the Predecessor's line of credit and increase in revolving term loans in order to make pension funding payment.

(f) Initial pension funding made under the Province Agreement (Note 16).

(g) Comprehensive revaluation of assets and liabilities and elimination of the deficit.

(h) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future tax amounts have been measured based on the rates substantively enacted that are expected to apply when the

temporary differences reverse or the unused tax losses or other deductions are realized.

Included under the Fresh Start Adjustment caption are all tax adjustments required to transition the Predecessor's accounts to the Successor's accounts at March 31, 2006

6. REORGANIZATION ITEMS

Reorganization items relating to continuing operations represent post-filing revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The following table summarizes the reorganization items included in the Consolidated Statement of Earnings (Loss):

Three months ended March 31 (in millions)	2006	2005
	(Predecessor)	(Predecessor)
Professional fees	$ 12	$ 10
Success fees (i)	9	-
Break fees (ii)	-	11
Total reorganization items	$ 21	$ 21

(i) Fees paid to various advisors of the Corporation when the Third Amended Restated Plan of Arrangement and Reorganization was approved and implemented.

(ii) In March 2005, Stelco discontinued the capital raising process and decided to pursue a recapitalization of the Corporation. As a result, Deutsche Bank became entitled to a break fee of approximately $11 million.

The cash flow associated with reorganization and restructuring items is summarized as follows:

Three months ended March 31 (in millions)	2006	2005
	(Predecessor)	(Predecessor)
Professional fees	$ 13	$ 10
Success fees	9	-
Break fees	-	11
Total cash usage	$ 22	$ 21

7. RESTRICTED CASH

The Predecessor's restricted cash represented funds being held in trust with the Monitor pending direction from the Court for its use. The composition of these funds is derived as follows:

(in millions)	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)
Post-closing purchase of			

inventory of Stelpipe	$ -	$ -	$ 2
Proceeds from the sale of Stelpipe assets	-	1	1
Proceeds relating to the sale of CHT assets	-	4	4
Proceeds pertaining to the sale of Welland Pipe assets	-	6	10
Proceeds from the sale of the shares of Norambar, Stelwire and Stelfil	30	-	-
Proceeds from the sale of the shares of AltaSteel	4	-	-
Total restricted cash	$ 34	$ 11	$ 17

During the first quarter of 2006, the Monitor received an additional $108 million on behalf of Stelco, primarily from the sale of AltaSteel ($77 million), and Norambar, Stelwire, and Stefil ($30 million). In March 2006, the Corporation obtained an order from the Court authorizing the Monitor to release approximately $91 million of restricted cash for general use on March 31, 2006. The Successor's remaining funds will be released in accordance with the terms of their respective purchase and sales agreements.

8. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations of continuing operations relate to the site restoration and reclamation of iron ore properties at the Corporation's mining interests in Wabush, Tilden, and Hibbing. The following table provides the pertinent information associated with these obligations:

(in millions)	At March 31 2006	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Pre-decessor)	(Pre-decessor)	(Pre-decessor)
Opening balance	$ -	$ 15	$ 12	$ 12
Accretion expense	-	1	1	2
Effect of change in estimates	-	-	-	1
Liabilities incurred (settled)	-	-	-	-
Ending balance	$ 22(x)	$ 16	$ 13	$ 15
Underlying assumptions:				
Undiscounted cash flow estimates	86	86	84	86
Credit-adjusted risk-free interest rate	12.00%(xx)	16.65%	16.65%	16.65%
Time frame to settle the obligations (years)	2013-2050	2013-2050	2013-2050	2013-2050

(x) Reflects the estimated fair value assigned to this obligation under fresh start reporting (Note 5).

(xx) Reflects the estimated credit-adjusted risk-free interest rate of the Corporation, subject to finalization upon completion of

the Corporation's comprehensive revaluation of assets and liabilities (Note 5).

9. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

All the businesses that comprised the Manufactured Products segment and Mini-mill segment were determined to be non-core upon the conclusion of the Corporation's strategic review in 2004 and have been subsequently sold.

All of these businesses have been presented as discontinued operations resulting in the retroactive restatement of the consolidated financial statements to isolate the earnings (loss) and cash flows associated with these businesses.

Mini-mill Segment

AltaSteel Ltd.

AltaSteel Ltd. ("AltaSteel") was a wholly owned subsidiary with its plant and head office located near Edmonton, Alberta. AltaSteel produced grinding rod, merchant quality and special quality bars, rebar, and ballstock. On December 1, 2005 the Corporation entered into a definitive purchase and sale agreement to sell the shares of AltaSteel, which included its 50% investment in both MOLY-COP Canada ("MOLY-COP") - see Manufactured Products Segment - and GenAlta Recycling Inc. ("Genalta") to Moly Cop Steel Inc., an affiliate of Scaw International Sarl. The Court approved this transaction on December 16, 2005. The transaction closed on January 31, 2006 for gross proceeds of $77 million (subject to final working capital adjustments). During the first quarter of 2006, Stelco recorded a net pre-tax gain of $12 million comprised of a $36 million gain on the sale of Stelco's investment in AltaSteel partially offset by a settlement loss of $24 million relating to the pension and other benefit plans of AltaSteel.

Norambar Inc.

Norambar Inc. ("Norambar") was a wholly owned subsidiary located in Contrecoeur, Quebec which manufactured billets, automotive leaf spring flat bars, rebar, merchant quality and special quality bars, and railway-related products. On November 23, 2005, the Corporation entered into a definitive purchase and sale agreement to sell the its investment in wholly owned subsidiary Férs et Métaux Recyclés Ltée ("Férs et Métaux") and the shares of Stelwire and Stelfil - see Manufactured Products Segment. The Court approved this transaction on December 12, 2005. The transaction closed on February 1, 2006 generating gross proceeds of $30 million (subject to final working capital adjustments). During the first quarter of 2006, Stelco recorded a net pre-tax loss of $37 million comprised of a settlement loss of $47 million relating to the pension and other benefit plans of Norambar partially offset by a $10 million gain on the sale of Stelco's investment in Norambar.

Financial Information

The following outlines the net sales, earnings (loss) before income taxes, and net earnings (loss) applicable to discontinued operations of the Mini-mill Segment:

Three months ended March 31 (in millions)	2006	2005
	(Predecessor)	(Predecessor)

Net Sales	$ 41	$ 116
Costs, amortization, and financial expense	37	105
	4	11
Settlement loss (employee future benefits)	71	-
Gain on sale of investment in subsidiaries	(46)	-
Earnings (loss) before income taxes	(21)	11
Current income taxes (recovery)	1	-
Future income taxes (recovery)	(8)	3
Future income valuation allowance	9	-
Net earnings (loss)	$ (23)	$ 8

The assets and liabilities of these discontinued operations of the Mini-mill segment have been sold as at March 31, 2006. Comparative information is as follows:

(in millions)	At March 31, 2005	At December 31, 2005
	Assets and Liabilities(1)	Held for Sale(2)
	(Predecessor)	(Predecessor)
Current assets	$ 143	$ 145
Property, plant and equipment	92	98
Deferred pension cost	8	(7)
Future income taxes	11	11
Total assets	254	247
Current liabilities	63	62
Employee future benefits	49	53
Long-term debt	15	12
Future income taxes	7	-
Other	-	1
Total liabilities	134	128
Total investment	$ 120	$ 119

(1) Represents the assets and liabilities of the Mini-mill segment that are included in the consolidated balances on the Consolidated Statement of Financial Position.

(2) Represents the assets and liabilities of the Mini-mill segment presented as assets or liabilities held for sale on the Consolidated Statement of Financial Position.

Manufactured Products Segment

Stelwire

Stelwire operated plants in both Hamilton and Burlington, Ontario, and, was a wholly owned subsidiary, which was one of North America's largest producers of steel wire and wire products. Stelwire was part of the previously mentioned sale to Mittal Canada Inc. that closed on February 1, 2006. During the first quarter of 2006, Stelco Inc. recorded a net loss of $11 million comprised of a settlement loss of $54 million relating to the pension and other benefit plans of Stelwire partially offset by a gain of $43 million on the sale of Stelco's investment.

Stelfil Ltée

Stelfil Ltée ("Stelfil") operated in Lachine, Quebec producing wire and wire products and was a wholly owned subsidiary of the Corporation. Stelfil was part of the previously mentioned sale to Mittal Canada Inc. that closed on February 1, 2006. Stelco Inc. recorded a net loss of $4 million during the first quarter of 2006 comprised of a settlement loss of $20 million relating to both the pension and other benefit plans of Stelfil partially offset by a $16 million gain on the sale of Stelco's investment.

Stelpipe

Stelpipe, a wholly owned subsidiary located in Welland, Ontario, manufactured a number of pipe and tubular products. On October 31, 2005 the Corporation sold substantially all of Stelpipe's assets to Lakeside Steel Corporation ("Lakeside Steel"), a wholly owned subsidiary of Romspen Investment Corporation. As part of the agreement, Stelco retained all of the pension and benefit obligations of Stelpipe's existing retirees. The final proceeds from the sale remain subject to review and finalization of working capital and assumed liabilities.

Welland Pipe

On March 7, 2003, the Corporation permanently closed its wholly owned subsidiary, Welland Pipe Ltd. ("Welland Pipe"), a manufacturer of large-diameter pipe located in Welland, Ontario. The primary assets of the company were two pipe mills, a spiral-weld and U and O pipe mill, which were sold during 2004 and 2005.

The property and plant of Welland Pipe were listed for sale in March 2005. In January 2006, the Corporation entered into a purchase and sale agreement, which is subject to a number of conditions. If all conditions are met, the sale is expected to close in the second quarter of 2006. The net book value of these assets is immaterial.

Camrose Pipe Company

Camrose Pipe Company was a partnership situated in Camrose, Alberta which manufactured small- and large-diameter pipe. The Corporation held a 40% interest in this partnership. The sale closed in the second quarter 2005.

MOLY-COP Canada

MOLY-COP Canada ("MOLY-COP") is located in Kamloops, British Columbia and produced forged grinding balls for the mining and mineral industry. AltaSteel, as a wholly owned subsidiary of the Corporation, had a 50% ownership interest in this partnership. All of the ballstock processed at this plant was acquired from AltaSteel. MOLY-COP was sold as part of the previously mentioned sale to Moly Cop Steel Inc. that closed on January 31, 2006.

Financial Information

The following outlines the net sales, earnings (loss) before income taxes, and net earnings (loss) applicable to discontinued operations of the Manufactured Products Segment:

Three months ended March 31 (in millions)	2006	2005
	(Predecessor)	(Predecessor)

Net Sales	$	14	$	143
Costs, amortization, and financial expense		19		141
		(5)		2
Settlement loss (employee future benefits)		74		-
Gain on sale of investment in subsidiaries		(59)		-
Earnings (loss) before income taxes		(20)		2
Current income taxes (recovery)		-		2
Future income taxes (recovery)		(1)		(1)
Future income tax valuation allowance		1		1
Net earnings (loss)	$	(20)	$	-

The assets and liabilities of the discontinued operations in the Manufactured Products Segment are as follows:

(in millions)	At March 31, 2005	At December 31, 2005	
	Assets and Liabilities(3)	Held for Sale(1)	Assets and Liabilities(2)
	(Predecessor)	(Predecessor)	(Predecessor)
Current assets	$ 186	$ 69	$ 18
Property, plant, and equipment	9	9	-
Deferred pension cost	62	26	25
Future income taxes	7	-	-
Total assets	264	104	43
Current liabilities	53	26	11
Employee future benefits	86	52	45
Pension liability	-	-	-
Total liabilities	139	78	56
Net investment (liability)	$ 125	$ 26	$ (13)

(1) Represents the assets and liabilities of Stelwire, Stelfil and MOLY-COP that are presented as assets or liabilities held for sale on the Consolidated Statement of Financial Position.
(2) Pertains to the assets and liabilities of Welland Pipe and Stelpipe that are not for sale.
(3) Pertains to the assets and liabilities of Stelpipe, Stelwire, Stelfil, and MOLY-COP that are included in the balances on the Consolidated Statement of Financial Position.

Summary

The following tables summarize the net sales, earnings (loss) before income taxes, and net earnings (loss) relating to all of the Corporation's discontinued operations:

Three months ended March 31 (in millions)	2006	2005
	Manu-factured	Manu-factured

	Mini-mills	Products	Total (Predecessor)	Mini-mills	Products	Total (Predecessor)
Net Sales	$ 41	14	55	$ 116	143	259
Costs, amortization, and financial expense	37	19	56	105	141	246
	4	(5)	(1)	11	2	13
Settlement loss (employee future benefits)	71	74	145	-	-	-
Gain on sale of investment in subsidiaries	(46)	(59)	(105)	-	-	-
Earnings (loss) before income taxes	(21)	(20)	(41)	11	2	13
Current income taxes (recovery)	1	-	1	-	2	2
Future income taxes (recovery)	(8)	(1)	(9)	3	(1)	2
Future income tax valuation allowance	9	1	10	-	1	1
Net earnings (loss)	$ (23)	(20)	(43)	$ 8	-	8

The total assets and liabilities held for sale at December 31, 2005, as noted below, related to all of the Corporation's discontinued operations. These investments were sold in the first quarter of 2006.

At December 31 (in millions)			2005
	Mini-mills	Manufactured Products	Total (Predecessor)
Current assets	$ 145	69	214
Property, plant, and equipment	98	9	107
Deferred pension cost	(7)	26	19
Future income taxes	11	-	11
Total assets held for sale	247	104	351
Current liabilities	62	26	88
Employee future benefits	53	52	105
Long-term debt	12	-	12
Future income taxes	-	-	-
Other	1	-	1
Total liabilities held for sale	128	78	206

Net investment held for sale	$ 119	26	145

10. COMPONENTS OF CONSOLIDATED INCOME TAXES

The income tax expense differs from the amount calculated by applying Canadian income tax rates (Federal and Provincial) to the earnings (loss) before income taxes from continuing operations, as follows:

Three months ended March 31 (in millions)	2006			2005		
	Total	Discontinued Operations	Continuing Operations	Total	Discontinued Operations	Continuing Operations
	(Predecessor)			(Predecessor)		
Earnings (loss) before income taxes	$ (126)	(41)	(85)	$ 85	12	73
Income tax expense (recovery) computed using statutory income tax rates (43%)	(55)	(18)	(37)	37	5	32
Add (deduct):						
Manufacturing and processing credit	12	4	8	(8)	(1)	(7)
Resource allowance/ depletion	-	-	-	(1)	-	(1)
Valuation allowance	30	10	20	9	1	8
Minimum tax	1	-	1	-	-	-
Sale of investment in Non-Core Businesses	6	6	-	-	-	-
Impact of intercompany foreign exchange	-	-	-	(1)	-	(1)
Other	2	-	2	-	(1)	1
	51	20	31	(1)	(1)	-
Income tax expense (recovery)	(4)	2	(6)	36	4	32
Net earnings (loss)	$ (122)	(43)	(79)	$ 49	8	41

Components of future income tax assets and liabilities are summarized as follows:

(in millions)	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)
Future income tax assets			
Employee future benefits	$ 445	$ 333	$ 300
Deferred pension cost	143	-	-
Non-capital loss carry-forwards	154	91	97
Corporate minimum taxes	17	21	18
Net capital losses	27	7	7
Other	24	5	17
Total future income tax assets before valuation allowance	$ 810	$ 457	$ 439
Less: valuation allowance	(483)	(327)	(289)
Total future income tax assets after valuation allowance	$ 327	$ 130	$ 150
Future income tax liabilities			
Plant and equipment - difference in net book value and unamortized capital cost	$ 335	$ 140	$ 118
Deferred pension cost	-	65	37
Investment in joint ventures	35	35	36
Other	41	5	17
Total future income tax liabilities	$ 411	$ 245	$ 208
Net future income tax asset (liability)	$ (84)	$ (115)	$ (58)

The future income tax asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

(in millions)	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)
Future income tax asset - current	$ 7	$ 14	$ 22
Future income tax asset - non current	19	4	12
Future income tax liability - non-current	(110)	(133)	(92)
Total future income tax asset (liability)	$ (84)	$ (115)	$ (58)

Future Income Taxes

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss

carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

While the Corporation and its subsidiaries recognize future income tax assets where applicable, a future income tax asset valuation allowance of $483 million related to continuing operations was recorded as of March 31, 2006 ($289 million as of December 31, 2005) to reduce the consolidated net future income tax asset.

11. BANK AND OTHER SHORT-TERM INDEBTEDNESS AND REVOLVING TERM LOANS

(in millions)	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)
Stelco	$ -	$ 128	$ 191
Non-Core Subsidiaires	-	29	-
Total bank and other short-term indebtedness	$ -	$ 157	$ 191
Revolving Term Loans			
Current	$ 35	$ -	$ -
Non-current	392	-	-
Total revolving term loans	$ 427	$ -	$ -

Revolving Term Loans

Asset Based Loan Facility

On March 31, 2006, the $75 million Debtor-in-Possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US Base rate + 0.5% or LIBOR + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and prior to each anniversary date, the facility can be renewed for a period of two years if the lendor and Stelco mutually agree. The ABL facility is secured by a first priority security interest in the eligible inventory and eligible accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest in all other property and assets of the Corporation, limited to $300 million and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral of eligible accounts receivable and eligible inventory, but will not exceed $600 million. At March 31, 2006, borrowings under the facility are $392 million, letters of credit are $29 million, and the available amount remaining under the facility is approximately $179 million. The ABL facility incurs an annual fee of 0.375% of any non-use of funds available under the facility. The facility is subject to certain restrictive covenants.

Secured Revolving Term Loan

On March 31, 2006, as part of the Plan, the Corporation entered into a secured revolving term loan facility with Tricap (a shareholder - Note 2), in the amount of $375 million for a term of seven years. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75% until March 31, 2009 after which the loan bears interest at bankers' acceptance rate plus 7.25%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the fixed assets of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in certain subsidiaries, partnerships and joint ventures of Stelco. As at March 31, 2006, there were borrowings of $35 million outstanding under this facility. Stelco intends to repay amounts borrowed under this facility within one year, therefore these borrowings have been reflected as a current liability on the Statement of Financial Position. Under this facility, Stelco is required to pay an annual fee of 3% of the aggregate commitment of $375 million on each anniversary date of Plan implementation. In addition, the facility requires the Company to pay 3% of the outstanding credit facility in place at March 31, 2009, if it intends to extend the facility.

12. LONG-TERM DEBT

(in millions)	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)
10.4% retractable unsecured debentures due November 30, 2009	$ -	$ 125	$ 125
9.5% convertible unsecured subordinated debentures due February 1, 2007	-	90	90
8% retractable unsecured debentures due February 15, 2006	-	150	150
Computer system financing maturing March 31, 2012	-	47	47
Long-term debt of Applicants subject to compromise (Note 5)	-	412	412
Floating Rate Notes at LIBOR + 5.50% or LIBOR + 8.50%(a)	275	-	-
1.0% Province Note(b)	149	-	-
1.0% Province Note - fair value adjustment(b)	(92)	-	-
Term loan at Canadian Prime Rate plus 2.50% matured on June 10, 2005(c)	5	27	22
Term loan at Bankers' Acceptance Rate plus 1.50% maturing On January 31, 2008	27	40	33
Term loan at 7.20% maturing			

on January 3, 2008(d)	-	7	6
Term loans at Bankers' Acceptance Rate plus 1.00 to 1.125% Or Canadian Prime Rate plus 0.5% maturing on January 3, 2008(d)	-	12	10
Long-term debt	364	498	483
Less: amount held for sale (Note 9)	-	-	(16)
Less: amount subject to compromise (Note 5)	-	(412)	(424)
Long-term debt not subject to compromise	364	86	43
Less amount due within one year	18	45	23
Long-term debt	$ 346	$ 41	$ 20

(a) Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, Affected Creditors received FRN's equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of London Inter-Bank Overnight Rate ("LIBOR") plus 5.50% if paid in cash and LIBOR plus 8.50% if paid in new FRN's. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL Facility and the Secured Revolving Term Loan (Note 11) in all respects including rights to payment and enforcement until both the ABL Facility and Secured Revolving Term Loan are repaid in full.

(b) Province Note

In accordance with the Pension Agreement, the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares. The Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum, payable semiannually in cash or, at Stelco's option, by delivering Stelco common shares. At March 31, 2006, the $150 million was allocated between the Province Note and the fair value of the warrants (see Note 14 for terms of the warrants). Upon the application of fresh start

reporting, the Province Note will be adjusted to its fair value upon the completion of the comprehensive revaluation of assets and liabilities (Note 5). The fair value of the Province Note is currently estimated to be $57 million.

(c) The term loan is an obligation of a wholly owned subsidiary of the Corporation. The loan is in default and secured against letters of credit associated with the sale of the plate mill assets. In addition, a $12 million claim was accepted through the claims process and was settled upon implementation of the CCAA Plan (see Note 2).

(d) These term loans were assumed by the purchaser upon completion of the sale of the Non-Core Subsidiaries during the first quarter of 2006 (Note 9).

13. COMMITMENTS AND CONTINGENCIES

Capital Programs

The estimated cost to complete previously approved capital programs is $106 million. Of this amount $47 million relates to Phase 2 of the Lake Erie Steel Limited Partnership hot strip mill upgrade. An additional $17 million pertains to projects at the Corporation's mining interests.

Federal Government Grant

The Government of Canada announced on November 23, 2005 that it agreed to provide a $30 million co-generation grant, representing approximately 60% of the initial cost of the Corporation's near-term cogeneration spending. Since the time of the commitment, there has been a change in Government. The Corporation has initiated a dialogue with the new government in order to reconfirm and secure the $30 million commitment. To date, the grant has not been reconfirmed.

Contingencies

Georgian Windpower Corporation ("GWC") commenced a lawsuit against Stelco Inc. during the course of the CCAA proceedings alleging, among other things, breach of contract by Stelco in connection with Stelco's termination in April 2005 of a Memorandum of Understanding ("MOU") and Agreement to Enter into a Land Lease Agreement ("AELLA") between Stelco and GWC. GWC has claimed damages of $350 million. The lawsuit is still at the pleadings stage. The Corporation intends to vigorously defend this action. The result and value of the GWC claim is not determinable at this time and consequently the Corporation has not recorded any provisions in the consolidated financial statements.

14. CAPITAL STOCK

Common Shares

	At March 31 2006	At March 31 2005	At December 31 2005
	(Successor)	(Predecessor)	(Predecessor)
New Common Shares	26,100,000	-	-
Convertible Series A	-	101,778,203	100,735,965
Convertible Series B	-	470,996	1,513,233
Total number of shares	26,100,000	102,249,199	102,249,198

Total (in millions)	$144	$781	$781

Convertible Series A and B Common Shares

The Series A and B Common Shares of the Predecessor were delisted from the Toronto Stock Exchange as at the close of trading on March 10, 2006. These shares were eliminated on Plan implementation with no value being attributed to them (Note 2).

New Common Shares

Under the Plan and in accordance with the Plan Sponsor Agreement (Note 2), the Corporation issued 26,100,000 New Common Shares upon emergence from CCAA with a value of $5.50 per share. The Affected Creditors received 6,364,000 New Common Shares as partial consideration for settlement of their Affected Claims (Note 2). The Equity Sponsors received 19,736,000 New Common Shares in exchange for proceeds of $108.5 million.

On April 2, 2006, the President and Chief Executive Officer purchased 1,000,000 New Common Shares from Treasury for cash consideration of $5.5 million, bringing the total number of shares outstanding as of that date to 27,100,000.

Warrants

Under the Plan, the Corporation issued a total of 2,269,600 warrants. The warrants entitle the holder to purchase one common share at an exercise price of $11.00, and if exercised in full, would result in the holders owning approximately 8% of fully diluted equity. These warrants have a term of seven years and are exercisable at anytime after June 26, 2006 up to their expiration on March 31, 2013. The Affected Creditors received 1,418,500 warrants with an estimated fair value of $2 million as partial consideration in exchange for their Affected Claims (Note 2). The Province received 851,100 warrants with an estimated fair value of $1 million as partial consideration for the province loan (Note 12).

15. STOCK-BASED COMPENSATION

Key Employee Stock Option Plan ("KESOP")

The KESOP terminated on Plan Implementation. No options remain outstanding under this plan.

Deferred Share Unit Plan

The holders of all the deferred share units ("DSU's") were settled for nil consideration on Plan Implementation. While the DSU Plan continues to exist, there are currently no deferred share units outstanding.

Incentive Stock Option Plan

Effective April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The ISOP is intended to attract and retain superior directors, officers, advisors, employees and other persons engaged to provide ongoing services to the Corporation or its affiliates. The total number of stock options available under the ISOP is 2,610,000, of which 1,944,000 were issued at a strike price of $5.50 per share. The options vest semi-annually over a four-year

period from the date of the grant (the "Grant Date") in equal installments beginning in September 2006, subject to acceleration under certain circumstances. The options mature 10 years after the Grant Date. All options granted under the ISOP may not be issued for less than the market price of the Corporation's Common Shares on the Grant Date.

16. EMPLOYEE FUTURE BENEFITS

Net Benefit Plan Cost

The defined benefit costs recognized in the first quarter of 2006 and 2005 are outlined as follows:

Three months ended March 31	2006		2005	
	Continuing Operatings	Discontinued Operations	Continuing Operatings	Discontinued Operations
	(Predecessor)	(Note 9)	(Predecessor)	(Note 9)
Pensions	$ 36	$ 101	$ 40	$ 4
Other benefit plans	27	48	26	5
Total net benefit plan costs	$ 63	$ 149	$ 66	$ 9

Accrued Benefit Obligation and Plan Assets

Information about the Corporation's pension benefit plans, in aggregate, is as follows:

Pension Benefit Plans

	Three months ended March 31, 2006				Year ended December 31, 2005
(in millions)	Pre-decessor	Pension Contri-bution	Fresh Start Adjust-ments	Successor	Pre-decessor
		(Note 5)	(Note 5)		
Accrued Benefit Obligation					
Balance at beginning of period	$ 3,806	$ -	$ -		$ 3,415
Current service and interest cost	56	-	-		237
Benefits paid	(56)	-	-		(217)
Actuarial (gains) losses	-	-	(108)		372
Exchange and other	-	-	(8)		(1)
Balance end of period	$ 3,806	$ -	$ (116)	$ 3,690	$ 3,806
Plan Assets					
Fair value at					

beginning of period	$ 2,853	$ -	$ -		$ 2,600
Actual return on assets	78	-	-		375
Employer contributions	23	382	-		98
Benefits paid	(56)	-	-		(217)
Exchange and other	(1)	-	(5)		(3)
Fair value at end of period	2,897	382	(5)	3,274	2,853
Funded status - plan deficit	(909)	382	111	(416)	(953)
Unamortized net actuarial loss	823	-	(823)	-	877
Unamortized past service costs	185	-	(185)	-	188
Accrued benefit asset (liability)	$ 99	$ 382	$ (897)	$ (416)	$ 112

The accrued benefit asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

(in millions)		At March 31, 2006	At December 31, 2005
	(Predecessor)	(Successor)	(Predecessor)
Deferred pension cost	$ 99	$ -	$ 112
Pension liability - current	-	(67)	-
Pension liability - non-current	-	(349)	-
Total Accrued benefit asset (liability)	$ 99	$ (416)	$ 112

Substantially all of the Corporation's pension benefit plans are not fully funded.

Pension Plan Funding Arrangements

As a condition of the CCAA Plan, Stelco and the Province entered into the Pension Agreement, effective on March 31, 2006 containing the following key terms:

- Stelco was obligated to make an initial up-front payment of $400 million to its four main pension plans less any contributions to plans already made in 2006. As a result, Stelco made a $382 million payment to the plans on March 31, 2006;
- Stelco will fund its four main pension plans in the following amounts in the years subsequent to December 31, 2005:
  - Years 1 - 5: $65 million per year ($32.5 million in 2006), payable monthly, commencing July 1, 2006;
  - Years 6 - 10: $70 million per year, payable monthly;
- Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of certain minimum thresholds as set out in the Pension Agreement, subject to Stelco having more than a minimum liquidity amount; and

- Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015 provided that any future benefit improvements which will be required to be funded in accordance with the Pension Benefits Act and will be in addition to the funding payments outlined above.

Other Benefit Plans

(in millions)	Three months ended March 31, 2006 Predecessor	Fresh Start Adjustments (Note 5)	Successor	Year ended December 31, 2005 Predecessor
Accrued Benefit Obligation				
Balance at beginning of period	$ 1,376	$ -		$ 1,212
Current service and interest cost	20	-		80
Benefits paid	(12)	-		(58)
Actuarial (gains) losses	-	(30)		139
Exchange and other	1	(21)		3
Balance end of period	$ 1,385	$ (51)	$ 1,334	$ 1,376
Plan Assets				
Fair value at beginning of period	12	-		11
Actual return on assets	-	-		1
Employer contributions	4	-		2
Benefits paid	(2)	-		(1)
Exchange and other	-	-		(1)
Fair value at end of period	$ 14	$ -	$ 14	$ 12
Funded status - plan deficit	(1,371)	51	(1,320)	(1,364)
Unamortized net actuarial loss	470	(470)	-	476
Unamortized past service costs	(6)	6	-	(6)
Accrued benefit liability	$ (907)	$ (413)	$ (1,320)	$ (894)

The accrued benefit liability is reflected in the Consolidated Statement of Financial Position as follows:

(in millions)		At March 31, 2006	At December 31, 2005
	(Predecessor)	(Successor)	(Predecessor)
Employee future benefits liability - current	$ 60	$ 60	$ 60
Employee future benefits liability - non-current	847	1,260	834

Total accrued benefit liability	$ 907	$ 1,320	$ 894

All of the Corporation's other benefit plans are not fully funded.

17. EARNINGS (LOSS) PER COMMON SHARE

Interest on the convertible debentures is recorded in the Consolidated Statement of Earnings (Loss) as interest on long-term debt and debt subject to compromise. This amount, net of tax, is added back to net earnings (loss) from continuing operations and net earnings (loss) in order to calculate fully diluted earnings (loss) from continuing operations and fully diluted earnings (loss) per common share. Fully diluted earnings (loss) per common share is calculated by applying the treasury stock method for the potential exercise of stock options, and assuming the dilutive effect of the conversion of all outstanding convertible debentures at the $4.50 per share conversion price applicable to these debentures.

Three months ended March 31 ($ in millions)	2006	2005
	(Predecessor)	Restated (Note 9) (Predecessor)
Basic net earnings (loss) from continuing operations	$ (79)	$ 41
Convertible debentures - interest expense net of tax	1	1
Fully diluted net earnings (loss) from continuing operations	$ (78)	$ 42
Basic net earnings (loss)	(122)	49
Convertible debentures - interest expense net of tax	1	1
Fully diluted net earnings (loss)	$ (121)	$ 50
Weighted average number of common shares outstanding - basic	102,249,198	102,249,199
Incremental number of common shares assumed to be issued on the exercise of stock options	-	281,250
Common shares issued on the assumed conversion of convertible	20,000,000	20,000,000
Weighted average number of common shares outstanding - fully diluted	122,249,198	122,530,449
Options to purchase common shares not included in the above calculation(x)	4,986,012	3,851,351

(x) Exercise prices were greater than the average market price of the common shares during the periods.

During the three months ended March 31, 2006, a basic net loss from continuing operations and a basic net loss were incurred, therefore options and convertible debentures related information have not been used to calculate fully diluted earnings per share from continuing operations and fully diluted earnings per share as both are anti-dilutive.

18. SEGMENTED INFORMATION

Discontinued Operations

Due to the restructuring of the Corporation's business, the operations of the Mini-mill segment (AltaSteel, Norambar, Genalta, and Fers et Métaux) and the Manufactured Products segment (Stelwire, Stelpipe, Stelfil, Camrose Pipe, MOLY-COP, and Welland Pipe) were discontinued and have been sold in whole or in part. Information relating to these businesses is contained in Note 9 - Discontinued Operations and is not disclosed below due to the related retroactive restatement of the consolidated financial statements.

Continuing Operations

The continuing operations of the Corporation, the Integrated Steel Segment, operate primarily within the North American market, as a group of businesses producing and marketing a wide range of steel products. Businesses in this segment produce raw materials (iron ore) and manufacture and sell slabs, hot rolled, cold rolled, and coated sheet, and bar. Intersegment sales are recorded at market value.

The following provides segmented information pertaining to the Integrated Steel Segment where the information cannot otherwise be found directly in the consolidated financial statements:

Three months ended March 31 (in millions)	2006	2005
	(Predecessor)	(Restated - Note 9) (Predecessor)
Net sales - trade	674	780
Intersegment sales	-	(52)
Net Sales	$ 674	$ 728
Shipments - trade (thousands of net tons)	974	973
Intersegment shipments	-	(66)
Shipments	974	907
Geographic segments		
Net sales		
Canada	609	659
United States	60	63
Other	5	6
Net sales	$ 674	$ 728
Capital assets - net		
Canada	977	997
United States	58	58

Capital assets - net(x)	$	1,035	$	1,055

(x) The valuation of assets under fresh start accounting is still under review, therefore these capital assets are reported at historical cost (Note 5).

>>
%SEDAR: 00001549E

/For further information: Helen Reeves, VP, Corporate Communications and Public Affairs, (905) 528-2511, x2702;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./
(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 08:23e 11-MAY-06

71

RECEIVED

CIBC Mellon Trust Company

CIBC Mellon

May 25, 2006

sellies@mccarthy.ca

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	Office of the Administrator of the Securities Act, New Brunswick
Ontario Securities Commission	British Columbia Securities Commission
Registrar of Securities, Prince Edward Island	Autorité des marchés financiers

Dear Sirs:

RE: STELCO INC.

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on May 25, 2006:

- X Proxy
- X Notice of Meeting/Information Circular
- X MD & A
- X Annual Report for the Fiscal Year Ended December 31, 2005
- X Annual Financial Statements for the Fiscal Year Ended December 31, 2005
- X Letter

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

" *Vijaya Murugaanandan*"

Vijaya Murugaanandan
Administrator, Client Services
Direct Dial: (416) 643-5567

News release via Canada NewsWire, Toronto 416-863-9350

72

Attention Business Editors:
Stelco and Local 1005 conclude tentative collective agreement

HAMILTON, ON, June 15 /CNW/ - Stelco Inc. (TSX:STE) announced today that it has concluded a tentative renewal collective agreement with Local 1005 United Steelworkers, which represents 2,400 hourly employees at the Company's Hamilton facilities, Hamilton Steel.

The proposed four-year agreement will succeed the current collective agreement, which expires on July 31, 2006. Details will not be disclosed until the agreement has been presented to and voted on by the Local membership.

Rodney B. Mott, Stelco President and Chief Executive Officer, stated that, "It has been a priority to indicate to Hamilton Steel's employees, customers, and shareholders our desire to ensure the long-term viability of Hamilton Steel Works and also recognize the need for competitive wages and proper benefits. The steelworkers are the foundation of any steel company and they should be better utilized to enhance productivity and profitability. This agreement reflects that belief and will enable Stelco and all of its employees to work together, to pursue growth, and to generate value as we move forward".

"I am very pleased with the positive and productive discussions between the Company and Local 1005 during the negotiation process. I believe the agreement is fair, reasonable and responsible to all concerned", added Bill McKenzie, Vice President Stelco, General Manager Hamilton Steel.

The Local 1005 bargaining committee is unanimously recommending that its members accept the proposed agreement during the upcoming ratification process.

About Stelco

Stelco is one of Canada's largest publicly-traded steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2005 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.

%SEDAR: 00001549E

/For further information: Helen Reeves, Vice President, Corporate Communications and Public Affairs, (905) 528-2511, Extension 2702/
(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 16:54e 15-JUN-06

13

RECEIVED

STELCO INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
HELD ON JUNE 22, 2006

REPORT REGARDING VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators, the following table sets out information regarding the matters voted upon at the annual and special meeting of shareholders of Stelco Inc. held on June 22, 2006 (the "Meeting") and the outcome of the vote upon such matters.

Matter Voted Upon	**Outcome**
Appointment of auditors and authorization of directors to fix their remuneration.	Passed by show of hands.
Amendment to articles to increase number of directors from nine to ten.	Passed by ballot, with 98.74% of the votes cast at the Meeting voting in favour and 1.26% of the votes cast at the Meeting voting against.
Confirmation of new general by-law no. 29.	Passed by ballot, with 93.91% of the votes cast at the Meeting voting in favour and 6.09% of the votes cast at the Meeting voting against.
Adoption of new incentive stock option plan.	Passed by ballot, with 93.90% of the votes cast at the Meeting voting in favour and 6.10% of the votes cast at the Meeting voting against.

News release via Canada NewsWire, Toronto 416-863-9350

74

Attention Business Editors:
Stelco provides update on 2006 forecasts and targets

Focus on workforce, volumes and cost expected to increase profitability and productivity

HAMILTON, ON, June 22 /CNW/ - Immediately following its Annual and Special Meeting of Shareholders being held at 10:30 a.m. Eastern Time today, Rodney B. Mott, President and Chief Executive Officer of Stelco Inc. (TSX:STE) will be speaking to shareholders about the Company's current state of business, current priorities, and outlook for the business. In Mr. Mott's presentation, he will be providing new material information regarding a number of items, including estimated financial and production targets, cost cutting initiatives and EBITDA targets. Please be advised that these targets represent objectives being set by the Company, which it believes are achievable over time. Further updates will be provided as required. Following is a review of the items Mr. Mott will cover.

USW Local 1005 labour agreement: Stelco is pleased to announce today that on June 21, members of the United Steelworkers Local 1005 ratified a four-year labour agreement. The agreement was reached in advance of the July 31, 2006 expiry date of the existing labour contract.

Revenue growth: Through a combination of an increased volume target of 4.8 million tons per year, optimum product mix, and pricing, Stelco expects that the Company can achieve revenue exceeding $3 billion per year, an increase of 33% over 2005 actuals.

Workforce reduction plan: A workforce reduction plan has a target reduction of approximately 15% of the current employee base. This will be achieved through retirements, attrition, a salaried and hourly employee buyout plan and severance packages. Depending on participation, the estimated cost of this program is $25 million. The resulting annual savings are anticipated to be $45 million.

Productivity gains: The Company has set a productivity objective of 1,220 tons per employee, a 40% increase over current levels.

Other cost-reduction initiatives: Through a number of other initiatives, including production volumes, changes to salaried employees benefits plans, procurement strategies, energy management and elimination of contractors, Stelco has identified an estimated $65 million in cost savings per year.

Capital investment: The forecast for 2006 capital spending is $160 million, of which $54 million is expected to be spent in the second half of 2006. On a sustainable basis, the Company's annual capital investment program is expected to be $100 million.

EBITDA growth: Through a combination of increased volumes, savings from headcount reductions and other initiatives, assuming current market conditions going forward, the Company believes that EBITDA exceeding $400 million per year is achievable.

The targets announced today are expected to be achieved through a productive and engaged workforce, increased energy self-sufficiency, a reduced cost base, and reduced working capital.

Cogeneration: The Company also announces that it has been advised by the Government of Canada that it has cancelled its previously announced commitment to contribute $30 million to the cost of the Company's proposed near-term electricity cogeneration projects through the Partnership Fund.

While the Company expressed its disappointment with the Government's decision, it looks forward to continued dialogue to determine possible future

funding mechanisms. Stelco remains committed to the use of cogeneration as a means of utilizing waste heat streams, enhancing competitiveness and improving environmental performance.

Resignation of Colin Osborne: Stelco announced today that Colin Osborne, Vice President, Strategy and Business Development and former Chief Operating Officer of Stelco, has elected to resign as an officer of Stelco effective July 1, 2006.

Colin has been a key part of the Stelco executive team. He joined the Company in 1987 and has held a number of executive positions in the areas of operations and strategy.

Webcast: The Annual and Special Meeting of Shareholders, and Rodney B. Mott's presentation to shareholders are accessible through a live webcast available through the Company's web site, www.stelco.com. Please choose 'Investor Centre' and select 'Webcasts.' The webcast will also be archived on the Company's Web site.

About Stelco

Stelco is one of Canada's largest publicly traded steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.

Caution Regarding Forward-Looking Information

This press release contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this press release or as of the date which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including increases in steel imports into Canada; employee matters, including staffing levels, the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar and its impact on steel pricing, and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other

anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this press release.

Note Regarding Non-GAAP Financial Measures

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles ("GAAP"). Non-GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore may not be comparable to similar measures presented by other companies. EBITDA is not intended to represent cash flow from operations, as defined by Canadian GAAP, and it should not be considered as an alternative to net earnings, cash flow from operations, earnings before income taxes or any other measure of performance prescribed by GAAP. Stelco's EBITDA may also not be comparable to EBITDA used by other companies which may be calculated differently. Stelco considers forecast EBITDA to be a meaningful indicator for forecasted operating results and uses it as a measure to assess its forecasted operating performance. It is included because Stelco believes it can be useful in forecasting Stelco's ability to service debt, fund capital expenditures and expand its business.

The following table shows the reconciliation of "baseline" and "target" EBITDA in as used in this presentation to earnings before income taxes, which is a GAAP financial measure.

<<

($ Millions)	Baseline	Target
EBITDA	210	410
Amortization	(187)	(195)
Interest Expense	(48)	(35)
Earnings Before Income Taxes	(25)	180

>>

%SEDAR: 00001549E

/For further information: Helen Reeves, Vice President, Corporate Communications and Public Affairs, Cell: (905) 515-0701/
(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 10:30e 22-JUN-06

75

Industry Canada Industrie Canada

RECEIVED

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

STELCO INC.

Name of corporation-Dénomination de la société

357213-7

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

- ☐ a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice; / a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
- ☐ b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares; / b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
- ☑ c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment; / c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
- ☐ d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization; / d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G. Shaw
Director - Directeur

June 23, 2006 / le 23 juin 2006

Date of Amendment - Date de modification

Canada

Industry Canada — Industrie Canada
Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 4
ARTICLES OF AMENDMENT
(SECTIONS 27 OR 177)

FORMULAIRE 4
CLAUSES MODIFICATRICES
(ARTICLES 27 OU 177)

1 – Name of the Corporation - Dénomination sociale de la société	2 – Corporation No. - N° de la société
Stelco Inc.	3572137

3 – The articles of the above-named corporation are amended as follows: Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

The articles of the Corporation are amended by changing the fixed number of directors from nine (9) to ten (10).

Signature	Printed Name - Nom en lettres moulées	4 – Capacity of - En qualité de	5 – Tel. No. - N° de tél.
[signature]	Bruce N. Futterer	VP & Gen. Counsel	905-528-2511

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

R 23 JUN '06 14:26

IC 3069 (2003/06)

Canada

News release via Canada NewsWire, Toronto 416-863-9350

76

Attention Business Editors:
Stelco appoints Chief Financial Officer

J. Kenneth Rutherford, CA, to join Stelco

HAMILTON, ON, June 28 /CNW/ - Rodney B. Mott, President and Chief Executive Officer of Stelco Inc. (TSX: STE) announced today the appointment of J. Kenneth Rutherford as Chief Financial Officer of the Company. Mr. Rutherford will join Stelco on August 1, 2006.

Commenting on the appointment, Rodney Mott said, "We are very pleased to have Ken join the Stelco team. His diverse background and broad financial knowledge will be an asset to our team as we work together to meet our goals and return Stelco to profitability.

Mr. Rutherford brings extensive financial expertise and executive leadership to this position developed across multiple industries and business environments. He joins Stelco from Cushman & Wakefield LePage Inc., where he was Senior Vice President and Chief Financial Officer for the past three years.

About Stelco

Stelco is one of Canada's largest publicly-traded steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.

%SEDAR: 00001549E

/For further information: Helen Reeves, Vice President, Corporate Communications and Public Affairs, Cell: (905) 515-0701/
(STE.A. STE.B. STE.DB.)

CO: Stelco Inc.

CNW 09:00e 28-JUN-06

77

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. – Name and Address of Company:

Stelco Inc.
386 Wilcox Street
Hamilton, Ontario
L8N 3T1

Item 2. – Date of Material Change:

June 22, 2006.

Item 3. – News Release:

A news release was issued by Stelco Inc. ("Stelco") on June 22, 2006 at Toronto, Ontario through Canada NewsWire.

Item 4. – Summary of Material Change:

On June 22, 2006, Stelco was notified that members of the United Steelworkers Local 1005 ("USW Local 1005") had ratified a memorandum of agreement between USW Local 1005 and Stelco.

Item 5. – Full Description of Material Change:

On June 22, 2006, Stelco was notified that members of USW Local 1005 ("members") had ratified a memorandum of agreement dated June 15, 2006 (the "Memorandum of Agreement") between USW Local 1005 and Stelco.

Pursuant to the Memorandum of Agreement, the basic agreement between USW Local 1005 and Stelco dated June 26, 2002, which would have otherwise expired on July 31, 2006, will be renewed and revised (as renewed and revised the "Revised Basic Agreement"). The Revised Basic Agreement will expire on July 31, 2010.

Pursuant to the Memorandum of Agreement and the Revised Basic Agreement, among other things, (i) the number of member job classes will be reduced from 28 to eight, (ii) wage increases for members will be made over the term of the Revised Basic Agreement ranging from $1.06 to $3.98 per hour in the aggregate, not including a cost of living adjustment, (iii) a productivity bonus plan and a profit sharing plan will be established for members, and (iv) certain amendments will be made to existing benefit entitlements for members. In addition, Stelco has introduced a transition assistance program which, among other things, allows pension-eligible members to choose to retire with a lump sum supplement of $20,000 as an alternative to ongoing employment.

The terms of the Revised Basic Agreement became effective on June 22, 2006.

As part of its broader workforce reduction plan, Stelco has also extended a buyout program to certain of its salaried employees. The broader workforce reduction plan has a target reduction of approximately 15 per cent of Stelco's current salaried and hourly employees.

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Executive Officer:

Rodney B. Mott
President and Chief Executive Officer
Stelco Inc.

Telephone:	(905) 528-2511
Fax:	(905) 308-7002

Item 9. – Date of Report:

June 29, 2006.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This report contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this report or as of the date which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including increases in steel imports into Canada; employee matters, including staffing levels, the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar and its impact on steel pricing, and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as ''plans'', ''expects'' or ''does not expect'', ''is expected'', ''budget'', ''scheduled'', ''estimates'', ''forecasts'', ''intends'', ''anticipates'' or ''does not anticipate'', or ''believes'', or variations of such words and phrases or states that certain actions, events or results ''may'', ''could'', ''would'', ''might'' or ''will'' be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this report.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Media Advisory - Stelco announces analyst conference call and web cast on second quarter 2006 financial results

HAMILTON, ON, July 21 /CNW/ - Stelco Inc. (TSX:STE) will host a conference call and web cast of its second quarter 2006 financial results at 11:00 a.m. Eastern Time on Thursday August 10, 2006. The results are scheduled to be released earlier that morning.

<<

The following senior executives will be available on the call:

- Rodney B. Mott, President and Chief Executive Officer
- Ken Rutherford, Chief Financial Officer

Call details are:

Date:	Thursday, August 10, 2006
Time:	11:00 a.m. Eastern Time
Toronto area or Overseas:	(416) 641-6110
North America:	(866) 862-3915

The conference call and web cast will be available on Stelco's web site at www.stelco.com. Please choose "Investor Centre" and select "Webcasts". Please log in at least 15 minutes prior to the call.

For those unable to participate in the conference call, a taped rebroadcast will be available until midnight August 17, 2006. The numbers for the rebroadcast are:

Local or Overseas:	(416) 695-5800
North America:	(800) 408-3053
Pass code:	783526

>>

As well, the conference call will be archived on Stelco's web site at www.stelco.com. To access the replay, choose "Investor Centre" and select "Webcasts".

%SEDAR: 00001549E

/For further information: /
(STE.WT. STE.)

CO: Stelco Inc.

CNW 16:49e 21-JUL-06

stelco

STELCO INC.
QUARTER 2, 2006
REPORT TO THE SHAREHOLDERS

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (this "MD&A") is dated August 9, 2006 and is in respect of the interim unaudited consolidated financial statements (the "Consolidated Financial Statements") of Stelco Inc. ("Stelco" or the "Corporation") for the quarter ended June 30, 2006. The purpose of Stelco's MD&A is to provide commentary on the Corporation's financial condition and future prospects and to assist security holders and others to understand the Corporation and the key factors underlying its financial results. This MD&A should be read in conjunction with interim Consolidated Financial Statements and the accompanying notes, Stelco's interim report for the quarter ended March 31, 2006 and Stelco's 2005 annual report.

The Corporation prepares its interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information about Stelco is available in the Corporation's 2005 Annual Information Form, Annual MD&A and Financial Statements, which can be accessed from SEDAR at www.sedar.com.

This document has been reviewed by the Audit Committee of Stelco's Board of Directors and contains information current as of August 9, 2006. Events occurring after that date could render the information contained herein inaccurate or misleading in a material respect.

BUSINESS DESCRIPTION

Stelco is one of Canada's largest steel companies. The Corporation operates two integrated steel plants in Ontario, Canada which service customers in the automotive, steel service centre, appliance, energy, construction and pipe and tube industries within North America. In addition, through its ownership interests in iron ore mining properties and related supply agreements, Stelco has secured approximately 90% of its iron ore requirements, as feedstock in the steelmaking process. Stelco operates its businesses through partnerships, subsidiaries and joint ventures. Where applicable, "Stelco" and the "Corporation" refer to Stelco Inc. and its partnerships, subsidiaries and joint ventures collectively.

Reorganization and Adoption of "Fresh Start" Reporting

Stelco and certain related entities filed for protection under the *Companies' Creditors Arrangement Act* (the "CCAA") on January 29, 2004 and emerged from CCAA protection at the end of the day on March 31, 2006 upon the implementation of Stelco's third amended and restated plan of arrangement and reorganization (the "CCAA Plan"). Also on March 31, 2006, a plan of arrangement involving Stelco was implemented under the *Canada Business Corporations Act* (the "CBCA Plan") pursuant to which Stelco's business was reorganized and specific assets and liabilities of Stelco were transferred into nine separate limited partnerships. Stelco's emergence from CCAA protection and the implementation of the CCAA Plan and the CBCA Plan is referred to in this MD&A as the "Reorganization". Further information regarding the Reorganization is set out in Note 1 to the Consolidated Financial Statements.

When used in this MD&A, the term "Predecessor" refers to Stelco and its related entities prior to the Reorganization and the term "Successor" refers to Stelco and its related entities following the Reorganization.

In connection with the Reorganization, Stelco adopted "fresh start" reporting on March 31, 2006 and, accordingly, is undertaking a comprehensive revaluation of its assets and liabilities. Pending such finalization, there have been no changes to the initial estimated fair value adjustment reflected in Stelco's March 31, 2006 consolidated statement of financial position. See "Changes in Accounting Policy" in this MD&A and Note 2 to the Consolidated Financial Statements.

As a result of the Reorganization and the continuing revaluation of Stelco's assets and liabilities under "fresh start" reporting, consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor. Accordingly, selected comparative information in this MD&A regarding sales and shipments has been provided where such information is not affected by the Reorganization or the adoption of "fresh start" reporting.

OVERVIEW

The net loss for the second quarter of 2006 was $31 million. Included in this loss are $90 million of unusual items on a pre-tax basis ($62 million after tax). These unusual items include:

- a fresh start inventory revaluation included in Costs – $49 million;
- salaried employees severance and voluntary retirement incentive costs – $27 million; and
- an employee future benefit curtailment expense – $14 million.

In addition, there was a net future income tax recovery of $8 million due to the enactment of lower future federal income tax rates.

Net Sales

Quarter ended June 30, 2006 compared to quarter ended June 30, 2005

Net sales for the quarter ended June 30, 2006 were 6% higher than the same quarter of 2005 mainly due to a 15% increase in steel shipments, partially offset by an 8% decrease in average revenue per ton. Average revenue per ton in the second quarter of 2006 was lower primarily due to:

- higher pricing in the second quarter of 2005 in both spot and contract business;
- the negative impact of the higher Canadian dollar; and
- a shift in mix of sales mainly due to increased slab and hot roll sales.

Quarter ended June 30, 2006 compared to quarter ended March 31, 2006

Net sales for the quarter ended June 30, 2006 were 3% higher than the first quarter of 2006. Steel shipments remained relatively constant, while average revenue per ton was 4% higher. The second quarter increase in average revenue per ton was primarily due to:

- increased pricing predominantly in Stelco's spot price business; and
- a shift in mix from hot roll into higher priced cold rolled product.

Six months ended June 30, 2006 compared to six months ended June 30, 2005

Net sales for the first half of the year were 1% lower than the same period in 2005. Steel shipments were 11% higher, while average revenue per ton was down 11% compared to 2005. The six month decrease in average revenue per ton was primarily due to:

- higher pricing in the second quarter of 2005 in both spot and contract business;
- the negative impact of the higher Canadian dollar; and
- a shift in mix of sales mainly due to increased slab and hot roll sales.

Financial Expense and Foreign Exchange Gain

Total financial expense of $17 million was incurred in the second quarter of 2006. Included in financial expense for the second quarter of 2006 is approximately $1 million relating to borrowings under the secured revolving term loan (see Liquidity and Capital Resources – Financing Arrangements) which is held indirectly by a significant shareholder. The interest on related party borrowings is calculated in accordance with the applicable related party lending agreement, yielding approximately 11% as at June 30, 2006. The majority of related party interest is paid prior to the end of each month, therefore a nominal amount is outstanding at June 30, 2006.

The Corporation's long-term floating rate notes (see Note 9 to the Consolidated Financial Statements) are denominated in US dollars ($235 million), resulting in a translation gain of $13 million in the second quarter of 2006, as the debt was translated at the exchange rate in effect on June 30, 2006.

Income Tax Expense

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. To the extent that these future tax assets are subsequently recognized the benefits will not flow through the Consolidated Statement of Earnings (Loss) but will be treated as an amendment to fresh start accounting as required by Canadian GAAP.

A net future income tax recovery of $8 million was recorded in the second quarter 2006 due to the enactment of lower future federal income tax rates.

FINANCIAL AND OPERATIONAL SUMMARY

Stelco Inc.

($ in millions, except as indicated *) (unaudited)

	Three months ended June 30, 2006	Three months ended June 30, 2005 (1)	Three months ended June 30, 2006 (2)	Three months ended March 31, 2006 (2)	Six months ended June 30, 2005 (1)
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Net Sales	$ 698	$ 658	$ 698	$ 674	$ 1,386
Costs	679	571	679	695	1,164
EBITDA(3)	19	87	19	(21)	222
Amortization of property, plant and equipment	28	28	28	27	54
Amortization of intangible assets	1	1	1	1	2
Operating earnings (loss) (EBIT) (3) before the following:	(10)	58	(10)	(49)	166
Employee future benefits – workforce reduction costs (Note 13)	41	–	41	–	–
Foreign exchange gain on long-term debt (Note 9)	(13)	–	(13)	–	–
Gain on sale of plate mill assets	–	(20)	–	–	(20)
Reorganization items	–	13	–	21	34
Financial and other expense					
Interest on long-term debt and debt subject to compromise	9	11	9	10	21
Other interest – net	8	1	8	5	5
Earnings (loss) before income tax from continuing operations	(55)	53	(55)	(85)	126
Income tax expense (recovery) (Note 7)					
Current	2	9	2	7	30
Future	(18)	6	(18)	(33)	9
Future income tax asset valuation allowance (release)	–	3	–	20	11
Future income tax rate reduction	(8)	–	(8)	–	–
Net earnings (loss) from continuing operations	(31)	35	(31)	(79)	76
Net earnings (loss) from discontinued operations (Note 1)	–	5	–	(43)	13
Net earnings (loss)	$ (31)	$ 40	$ (31)	$ (122)	$ 89
Earnings (loss) per common share from continuing operations (Note 14)	*$ (1.14)	*$ 0.34	*$ (1.14)	*$ (0.77)	*$ 0.74
Earnings (loss) per common share (Note 14)	*$ (1.14)	*$ 0.39	*$ (1.14)	*$ (1.19)	*$ 0.87
Average revenue per ton	*$ 719	*$ 783	*$ 719	*$ 692	*$ 793
Cost per ton	*$ 699	*$ 680	*$ 699	*$ 714	*$ 666
Semi-finished steel production (thousands of net tons)	1,108	1,054	1,108	997	2,074
Shipments (thousands of net tons)	971	840	971	974	1,747

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.

(2) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

(3) Non-GAAP Measures
The financial information contained in this MD&A is presented in accordance with Canadian GAAP. Reference is also made to "EBITDA" and "EBIT", which are non-Canadian GAAP measures. "EBITDA" refers to operating earnings (losses) before interest, income taxes, amortization and other non-operating income and expenses and, in the case of the Predecessor, also before restructuring costs and asset write-downs. "EBIT" refers to operating earnings (losses) before interest, income taxes and other non-operating income and expenses. Information concerning EBITDA and EBIT has been included in this MD&A because management considers it to be, and uses it as, a meaningful indicator for assessing the performance of the Corporation. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Non-Canadian GAAP earnings measures (such as EBITDA and EBIT) do not have any standardized meaning and therefore the Corporation's use of EBITDA and EBIT measures may not be comparable to measures used by other companies. A reconciliation to net earnings (loss), which is a Canadian GAAP measure, is presented above in the Financial and Operational Summary.

All note references in this document are to the Consolidated Financial Statements.

SUMMARY OF QUARTERLY RESULTS

The following table reflects the Corporation's quarterly financial performance over the last eight quarters. The Corporation does not typically experience significant seasonal fluctuations in revenues.

As a result of the Reorganization and the continuing revaluation of Stelco's assets and liabilities under "fresh start" reporting, consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor.

Stelco Inc.

(in millions, except as indicated *)		2006 Q2	2006 Q1	2005 Q4	2005 [(1)] Q3	2005 [(1)] Q2	2005 [(1)] Q1	2004 [(1)] Q4	2004 [(1)] Q3
		(Successor)	(Predecessor)						
Net Sales	$	698	674	608	559	658	728	678	691
EBITDA[(2)]		19	(21)	(31)	(8)	87	135	78	107
Operating earnings (loss) (EBIT) [(2)]	$	(10)	(49)	(58)	(36)	58	108	53	78
Earnings (loss) before income tax from continuing operations	$	(55)	(85)	(103)	(62)	53	73	23	54
Net earnings (loss) from continuing operations	$	(31)	(79)	(67)	(18)	35	41	21	42
Net earnings (loss)	$	(31)	(122)	(120)	(42)	40	49	1	58
Earnings (loss) from continuing operations per common share [(3)]									
Basic	*$	(1.14)	(0.77)	(0.66)	(0.18)	0.34	0.40	0.21	0.41
Fully diluted	*$	(1.14)	(0.77)	(0.66)	(0.18)	0.30	0.35	0.18	0.36
Net earnings (loss) per common share [(3)]									
Basic	*$	(1.14)	(1.19)	(1.17)	(0.41)	0.39	0.48	0.01	0.57
Fully diluted	*$	(1.14)	(1.19)	(1.17)	(0.41)	0.34	0.41	0.01	0.49
Average revenue per ton	*$	719	692	685	690	783	803	770	789
Cost per ton	*$	699	714	720	700	680	654	681	667
Semi-finished steel production (thousands of net tons)		1,108	997	982	875	1,054	1,020	1,115	1,141
Shipments (thousands of net tons)		971	974	888	810	840	907	881	876

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.

(2) EBITDA and Operating earnings (loss) EBIT are non-GAAP financial measures. See "Financial and Operational Summary – Non GAAP Measures".

(3) Earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

The liquidity and capital resources of the Corporation are dependent upon a number of factors, including without limitation market and economic conditions and the impact of these conditions on the price of steel products, raw material costs, the ability to fund critical capital projects, pension issues and labour negotiations and disputes.

The Corporation has a significant requirement of working capital related primarily to inventories due to the lead time of acquiring raw materials, the quantities of raw materials that are required to produce semi-finished steel and the amount of time required to process this semi-finished steel into a finished product. This working capital requirement is characteristic of many companies within the steel industry.

With the recapitalization of the Corporation upon emergence from CCAA, interest will be serviced in accordance with the terms and conditions of the related debt obligations.

The Corporation's liquidity and capital resources position is summarized as follows:

(in millions)	At June 30, 2006	At March 31, 2006	At June 30, 2005	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Cash, cash equivalents and restricted cash	18	36	35	42
Available lines of credit (1)	867 (2)	886 (2)	397 (3)	403 (3)
Lines of credit drawn down (4)	(436)	(427)	(128)	(191)
Net liquidity	449	495	304	254

(1) After letters of credit usage, and subject to the availability under their governing agreements.

(2) Includes the amount available from the $600 ABL facility and the $375 secured revolving term loan.

(3) Includes the former $350 million credit facility and the former $75 million debtor-in-possession short-term credit facility.

(4) In accordance with Canadian GAAP, the borrowings of the Successor are classified predominantly as long-term liabilities on the Consolidated Statement of Financial Position. See Note 8 to the Consolidated Financial Statements for additional information.

Financing Arrangements

Asset Based Loan Facility

On March 31, 2006, the $75 million debtor-in-possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US base rate + 0.5% or LIBOR + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and is secured by a first priority security interest in the eligible inventory and accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest on all other property and assets of the Corporation, limited to $300 million, and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral and reserves, but will not exceed $600 million.

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Limited (a significant shareholder of the Corporation) in the amount of $375 million for a term of seven years. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the property, plant and equipment of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in the subsidiaries, partnerships and joint ventures of Stelco.

Liquidity Risks

Some of the provisions contained in the Corporation's financing arrangements provide for the escalation of lending rates in certain circumstances which, if triggered, could impact the liquidity of the Corporation depending upon the amount outstanding under the particular facility. These agreements also contain provisions (along with the Corporation's long-term debt agreements), which restrict the Corporation's ability to issue additional debt.

The Corporation has $235 million principal amount of US denominated floating rate notes outstanding. The amount to be repaid in Canadian dollars will be dependent upon the US exchange rate in effect upon the maturity of this obligation in 2016.

Net Cash Flow

(in millions)	Three months ended June 30, 2006	Three months ended June 30, 2005 [1]	Three months ended June 30, 2006 [2]	Three months ended March 31, 2006 [2]	Six months ended June 30, 2005 [1]
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Cash provided by (used for)					
Net earnings (loss) from continuing operations adjusted for items not affecting cash	$ 17	$ 78	$ 17	$ (40)	$ 195
Changes in operating elements of working capital	(13)	(26)	(13)	(2)	(44)
Proceeds from the sale of non-core subsidiaries and assets	–	23	–	107	23
Expenditure for capital assets	(41)	(45)	(41)	(49)	(62)
Issue of common shares	5	–	5	–	–
Reduction of long-term debt	–	–	–	(12)	(6)
Other – net	5	–	5	(1)	–
Change in net cash position	$ (27)	$ 30	$ (27)	$ 3	$ 106

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.
(2) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

Due to the non-comparable nature of the financial results between the Successor and Predecessor (see "Reorganization and Adoption of "Fresh Start" Reporting" in this MD&A), the following commentary pertains to the results of the Successor only.

For the three months ended June 30, 2006, the Successor required $27 million of cash. Operating activities generated $17 million, which was more than offset by $13 million required to finance working capital requirements and $41 million of capital expenditures.

Working capital requirements were primarily related to the following:

- $14 million for prepaid expenses – largely representing insurance policies typically renewed in the second quarter;
- $17 million for taxes payable – relating primarily to the final payments for 2005 income taxes and interim installments for 2006 income tax for certain subsidiaries.

These were partially offset by $26 million sourced from accrued accounts payable relating primarily to interest accrued on the floating rate notes and timing on payroll related items.

Capital expenditures of $41 million were incurred during the second quarter of 2006 relating primarily to the continued spending on Phase 2 hot strip mill upgrade at Lake Erie Steel and various projects at the Corporation's mining interests.

The Corporation relied on cash and short-term borrowings of $27 million to finance its operating and capital requirements during the second quarter of 2006. The Corporation's net liquidity of $449 million is considered sufficient to meet these short-term needs. A number of initiatives are being pursued by the Corporation with the expected result of improving operating cash flows to a level sufficient to exceed both operating and capital requirements on a sustainable basis and to reduce short-term borrowings.

While certain of the initiatives will initially result in further short-term borrowings, the expected future cash savings upon the conclusion of the initiatives will more than offset these costs. More specifically, the cash cost for the workforce reduction programs, which will predominantly be paid in the third quarter of 2006, is expected to be approximately $24 million. An additional $15 million cash payment will be made in the third quarter of 2006 to employees who participated in Stelco's voluntary termination programs (see "Risk Factors – Employees"). This amount is primarily related to pre-retirement entitlements and banked vacations, which have been previously accrued.

While the pension agreement with the Province of Ontario (see Note 13 to the Consolidated Financial Statements) has a prescribed funding obligation, pension plan enhancements, such as the recently negotiated hourly pension indexing, are excluded from this arrangement. Accordingly, the hourly pension indexing is subject to additional cash funding under the *Pension Benefits Act* totalling an estimated $121 million over the next eight years.

Federal Government Grant

The Government of Canada announced on November 23, 2005 that it would provide a $30 million co-generation grant. The federal contribution represented approximately 60% of the initial cost of the Corporation's near-term cogeneration spending. Since the time of the commitment, there was a change in Government. In June 2006, the Corporation was advised by the Government that it cancelled its previously announced commitment to contribute the $30 million grant.

Contractual Obligations

The following is a summary of the principal obligations of the Corporation at June 30, 2006:

(in millions)	Total	2006	2007–2008	2009–2010	>2010
Long-term debt [1]	$ 442	$ 11	$ 19	$ –	$ 412
Revolving term loans [2]	436	–	411	25	–
Capital leases	6	2	2	2	–
Operating leases [3]	23	10	9	3	1
Purchase obligations and other commitments [4]	734	270	252	144	68
Total	$ 1,641	$ 293	$ 693	$ 174	$ 481

(1) See Note 9 to the Consolidated Financial Statements for more information.
(2) See Note 8 to the Consolidated Financial Statements for more information.
(3) Principally related to mobile equipment.
(4) Principally related to coal purchases, information technology services, oxygen and power requirements.

OFF-BALANCE SHEET ARRANGEMENTS

Other than operating leases referred to above, the Corporation had no off-balance sheet arrangements at June 30, 2006.

FINANCIAL INSTRUMENTS

The Corporation did not utilize any third party financial instruments to mitigate interest rate or foreign exchange risk in the second quarter of 2006 and, accordingly, no such financial instruments were outstanding at June 30, 2006.

OUTSTANDING SHARE DATA

Common Shares

(in millions, except share numbers)	At June 30, 2006	At March 31, 2006	At June 30, 2005	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
New Common Shares	27,100,000	26,100,000	–	–
Convertible Series A	–	–	101,778,203	100,735,965
Convertible Series B	–	–	470,996	1,513,233
Total number of shares	27,100,000	26,100,000	102,249,199	102,249,198
Total	$149	$144	$781	$781

Series A and B Common Shares

The Series A and B common shares of the Predecessor were delisted from the Toronto Stock Exchange as at the close of trading on March 10, 2006. These shares were eliminated on CCAA Plan implementation with no value being attributed to them.

New Common Shares

The Corporation issued 26,100,000 new common shares upon emergence from CCAA with a value of $5.50 per share. On April 2, 2006, the Chief Executive Officer purchased 1,000,000 common shares from treasury for total consideration of $5.5 million, bringing the total number of common shares outstanding as of that date to 27,100,000. As at August 9, 2006, there remain 27,100,000 common shares outstanding.

Warrants

Upon emergence from CCAA, the Corporation issued a total of 2,269,600 warrants. Each warrant entitles the holder to purchase one common share at an exercise price of $11.00. The total number of common shares issuable upon the exercise of all outstanding warrants represents approximately 7% of the common shares outstanding upon the exercise of warrants on a diluted basis. These warrants have a term of seven years and are exercisable at anytime after June 26, 2006 up to their expiration on March 31, 2013. See Note 11 to the Consolidated Financial Statements for additional information.

Incentive Stock Option Plan

Effective April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The total number of options available under the ISOP is 2,610,000, of which 1,944,000 were issued at an exercise price of $5.50 per common share. The options vest semi-annually over a four-year period from the date of the grant (the "Grant Date") in eight equal installments, subject to acceleration under certain circumstances. The options expire 10 years after the Grant Date. In accordance with the provisions of the ISOP, the exercise price of options granted thereunder is required to be the market value, as defined in the ISOP, of the common shares on the Grant Date. During the second quarter of 2006, 200,000 options were forfeited and 150,000 additional options were granted. The total options available under the ISOP at June 30, 2006 is 716,000. See Note 12 to the Consolidated Financial Statements for more information.

CHANGES IN ACCOUNTING POLICY

Accounting Changes Effective in 2006

Comprehensive Revaluation of Assets and Liabilities

Upon emergence from CCAA on March 31, 2006, there was a substantial realignment of the equity and non-equity interests in the Corporation. The Corporation was required, under Canadian GAAP, to adopt "fresh start" reporting in accordance with CICA Handbook section 1625 – Comprehensive Revaluation of Assets and Liabilities. All of the assets and liabilities of the Corporation were revalued to their estimated fair value at the time of implementation of the CCAA Plan on March 31, 2006. At this time, the Corporation is continuing to finalize the fair values of the assets and liabilities of the Successor. While it was anticipated that the results would be finalized in the second quarter 2006, several factors have contributed to the delay including complexities associated with the valuation of certain entities and changes in senior management responsible for review and approval of the final result. Accordingly, there have been no changes to the initial estimated fair value adjustment reflected in the March 31, 2006 consolidated statement of financial position.

CRITICAL ACCOUNTING ASSUMPTIONS AND ESTIMATES

The Corporation's Consolidated Financial Statements are prepared in accordance with Canadian GAAP as disclosed in Note 3 thereto.

In preparing the Consolidated Financial Statements, management is required to make certain assumptions and estimates. Choosing one assumption or estimate from a range of possibilities can materially impact the amounts reported on the Statement of Earnings (Loss) or the Statement of Financial Position. Management reviews accounting assumptions and estimates regularly in light of past experience and current conditions or changes in Canadian GAAP, and utilizes outside consultants as necessary to arrive at appropriate assumptions and estimates to be used in the preparation of the Consolidated Financial Statements. The Audit Committee of the Board of Directors reviews the significant assumptions and estimates throughout the year.

Management considers assumptions and estimates relating to the following matters to be the most critical:

- valuation of accounts receivable;
- carrying value of long-lived assets (property, plant and equipment);
- employee future benefits;
- income taxes;
- inventory valuation;
- environmental matters; and
- basis of valuation.

Unless indicated otherwise, all adjustments related to the items below are reflected in Costs in the Consolidated Statement of Earnings (Loss).

Valuation of Accounts Receivable

Stelco records an allowance for doubtful collection of accounts receivable based on the Corporation's best estimate of any potential uncollectible amounts. The best estimate considers past experience with the customer base and a review of current economic conditions and specific customer issues. While there is no significant exposure to individual customers, there is a significant exposure to the automotive industry. Although the Corporation and its Predecessor have not had significant bad debt expenses in prior periods, deteriorating economic conditions could result in financial difficulties in the customer base that could lead to bad debts.

Carrying Value of Long-Lived Assets

In accordance with Canadian GAAP appropriate for a going concern, property, plant and equipment is carried at cost less accumulated amortization. This carrying amount is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The carrying value is considered recoverable if the sum of undiscounted cash flows from operations and cash flow from disposal of the property, plant and equipment exceeds the carrying amount. Future cash flows are dependent upon the assumptions used for revenues and costs to produce product. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for steel, operating costs and economic conditions. The application of different assumptions for steel prices, operating costs and economic conditions could result in a conclusion that we would not recover the carrying amount of our property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

Employee Future Benefits

The Corporation's operations participate in a number of employee future benefit arrangements (principally providing pension and health care benefits) in Canada and the United States. These benefits represent a substantial obligation and cost to the Corporation. As indicated in Note 3 to the Consolidated Financial Statements, these plans are primarily of a defined benefits nature. As a result, complex actuarial and accounting rules are used to determine the expense to be recorded for the year and the accrued benefit obligation as at each measurement date, which generally corresponds to the year-end date, for the Corporation's principal defined benefit plans.

To arrive at the cost of employee future benefits to be recognized in the Consolidated Financial Statements, management is required to review and update various actuarial assumptions each year, based on a going concern concept. These assumptions include investment yields, discount rates, salary escalation, health care cost trends, retirement age, mortality rates and other factors. Management consults certain outside advisors, including actuaries, in determining these factors in order to ensure that the assumptions chosen are reasonable. The assumptions used to recalculate the June 30, 2006 obligations do not impact the second quarter 2006 expense but will impact future expenses.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the expected average remaining service life (EARSL) of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. These amortizations reflect the concept, as stated in Canadian GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived therefrom. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. The cost of employee future benefits in any year should not be unduly impacted by such short-term changes in market returns, discount rates or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

The following comments highlight the significant 2006 changes and trends within the Corporation's principal pension and other benefit plans.

Pension Benefits

The major assumptions include:

The discount rate enables the Corporation to calculate the present value of the benefit obligation as of the measurement date (December 31, subject to the remeasurements required as at March 31, 2006 and June 30, 2006). The rate used is the current yield on high-quality fixed income investments whose term and cash flow are similar to the liabilities under the plan. A higher discount rate decreases the present value of the benefit obligation and increases pension expense.

The expected long-term rate of return on plan assets is determined by assessing historical and anticipated investment returns on the various categories of plan assets. Similar to the discount rate, lower expected returns result in increased expense.

Establishment of the expected average retirement age is based on a review of the actual experience of the pension plans. Lower retirement ages result in increasing the benefit obligation as well as pension expense.

The mortality rate allows the Corporation to define the duration for which benefits are expected to be paid. Mortality rates are based on actuarial tables that are updated periodically to reflect expected mortality trends in the general population. A lower mortality rate (higher life expectancy) lengthens the benefit payment stream resulting in a higher benefit obligation and pension expense.

Pension Plan Amendment and Curtailments

The Hamilton Steel USW Local 1005 union contract ratified in June 2006 includes certain pension benefit improvements. For accounting purposes, management has determined these changes are a plan amendment and accordingly the pension plan assets and liabilities have been remeasured to reflect the impact of these amendments. The participation in the salaried workforce reduction program has resulted in a significant reduction in estimated future years of service of the salaried workforce who are members of the defined benefit pension and post-employment plans. Management has determined this was a curtailment for accounting and accordingly the pension plan assets and liabilities have been remeasured. The curtailment has resulted in immediate recognition in the second quarter 2006 operating results.

As at June 30, 2006, management updated the following assumptions for three of the four principal pension plans, which were subject to remeasurement:

- discount rate – from 5.25% to 5.50%; and
- retirement age salaried employees – from 58 to 59.

The consolidated funded status deteriorated from a deficit of $416 million as at March 31, 2006 to a deficit of $618 million as at June 30, 2006, mainly as a result of the loss on pension plan assets, plan amendments and early retirements somewhat offset by the revised assumption for the discount rate for the three remeasured plans (Lake Erie salary, Hamilton and Corporate salary and Hamilton Steel bargaining unit). Under Canadian GAAP, the impact of changes to the above assumptions, benefit improvements, actual investment returns, and other changes are recognized over a number of years rather than in the year of occurrence. As a result, for accounting purposes, there is an accrued benefit liability of $431 million on the Consolidated Statement of Financial Position as at June 30, 2006 reflecting the deficit of $618 million reduced by $100 million of unamortized net actuarial losses, and $87 million of unamortized past service costs.

Further details on pension plans are included in Note 13 to the Consolidated Financial Statements.

Other Benefits

The assumptions for other benefit plans are similar to pension plans, with the additional factor of health care cost trend rates. Changes in the health care cost trend rate have a significant effect on the accrued benefit obligation and recorded expense. As these plans are generally unfunded, changes to the assumptions do not materially impact cash outlays. Cash outlays are the actual amounts paid for other benefits.

As at June 30, 2006, management updated the following assumptions for other benefit plans for three of the four principal plans, which were subject to remeasurement:

- discount rate – from 5.25% to 5.75%; and
- retirement age salaried employees – from 58 to 59.

The consolidated funded status improved from a deficit of $1,320 million as at March 31, 2006 to a deficit of $1,194 million as at June 30, 2006, primarily due to these revised assumptions and plan amendments. Similar to the accounting rules for pension plans, the full impact of changes in assumptions is not recognized in the current year. Unamortized actuarial gains and past service costs of $107 million increased the liability recorded on the Consolidated Statement of Financial Position to $1,301 million as at June 30, 2006 from $1,320 million as at March 31, 2006.

Further details on other benefit plans are included in Note 13 to the Consolidated Financial Statements.

Income Taxes

Application of Canadian GAAP concerning future income taxes requires projection of tax rates expected to be in effect in years in which tax benefits will be realized. Changes to the amount and timing of tax rates in future years can impact the amount of income tax expense or recovery recognized in an accounting period. The realization of future income tax assets is dependent on the Corporation's ability to generate sufficient taxable income in future years to utilize income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustments to the value of future income tax assets and liabilities that could have a significant effect on earnings. See Note 7 to the Consolidated Financial Statements.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. To the extent that these future tax assets are subsequently recognized the benefits will not flow through the Consolidated Statement of Earnings (Loss) but will be treated as an amendment to fresh start accounting as required by Canadian GAAP.

Inventory Valuation

Valuation of inventories requires a number of estimates to be made, including inventory quality, condition and obsolescence. These determinations require management to exercise judgment. Inventories of raw materials and supplies are valued at the lower of cost and replacement cost. Finished products are valued at the lower of cost and net realizable value. Management must exercise judgment in determining the appropriateness of values used to determine replacement costs and not realizable values. Cyclical changes in selling prices and/or input costs can result in material adjustments being made to the carrying value of finished product inventory. As a result of the implementation of fresh start accounting on March 31, 2006, the inventory was revalued to fair value. This revaluation has had an impact on second quarter 2006 operating results and will continue to impact the results in the second half of 2006 as this inventory is sold.

Environmental

Stelco discloses environmental obligations when known and accrues the cost associated with the obligations when they are known and the costs can be reasonably estimated. Stelco owns a number of manufacturing sites that have been in existence for a significant period of time and as a result may have unknown environmental obligations.

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value, with the exception of future income taxes (see Note 4 to the Consolidated Financial Statements) and pensions and other post-employment benefits (see Note 4 to the Consolidated Financial Statements). The determination of the fair value of the assets and liabilities of the Successor has not been finalized as at the date of this MD&A. Accordingly there can be no assurance that the estimates, assumptions and values reflected in the Consolidated Statement of Financial Position of the Successor as at March 31, 2006, will be the final fair values recognized (see Note 4 to the Consolidated Financial Statements).

The useful lives of the Corporation's plant, equipment and intangible assets are currently under review as part of fresh start reporting. Certain of these assets may have their useful life adjusted upon completion of this process.

RISK FACTORS

Stelco's business and future performance is subject to a number of risk factors including, among others, risks relating to the volatility of selling prices for steel, Stelco's energy and raw material costs, planned capital expenditures, currency fluctuations in the US dollar and environmental matters. The following discussion is an update to the section entitled "Risk Factors" in management's discussion and analysis included in Stelco's 2005 annual report and in Stelco's interim report for the quarter ended March 31, 2006.

Pricing

Due to price volatility, the Corporation cannot rely on high selling prices being sustainable in the longer term and believes it cannot compete effectively in the longer term unless it takes steps to lower its overall costs.

Costs

Stelco is continuing with its efforts to lower costs in order to ensure its long-term viability, which includes improved productivity and a leaner management structure. There can be no assurance that cost reduction initiatives will be sufficient to sustain long-term viability.

Unplanned Repairs or Equipment Outages

There can be no assurance that unplanned downtime at any of Stelco's facilities will not have a material adverse effect on Stelco. In addition, the failure of planned outages to be completed as scheduled could have a material adverse effect on Stelco.

Pension Plans

Stelco and the Province of Ontario entered into a pension agreement that prescribes the funding arrangements with respect to Stelco's four main pension plans. Despite the level of contributions required under the pension agreement, the solvency deficiency could grow as a result of future actuarial losses and benefit changes.

Steel Industry Consolidation

Stelco could face risks related to cost competitiveness and access to large customers as a result of the steel industry consolidation.

Supply and Pricing of Raw Material and Energy

Wabush Mines has recently been experiencing production problems, which will negatively impact Stelco's cost of iron ore for the remainder of the year. Plans for Wabush are being reviewed to improve production and lower costs.

Employees

In June 2006, the Salaried Transition Assistance Program (STAP) was made available to active salaried employees who are defined benefit pension plan members. The STAP provided incentives for early retirement or resignation to eligible employees. Similarly, the Transition Assistance Program (TAP) was made available to Hamilton Steel bargaining unit employees as part of the new collective agreement negotiated in June 2006. The TAP provided incentives for early retirement to eligible employees.

Stelco is evaluating its manpower requirements consistent with its succession plans and attrition rates. Retention of the skills and knowledge of Stelco's employees, and the ability to attract and retain new employees where replacement is considered necessary, are essential to Stelco's continued operations.

Labour Matters

Risks relating to possible labour difficulties and resultant loss of production and revenue have been mitigated by the agreement reached in June 2006 with USW Local 1005 to renew the 2002 Hamilton Steel collective agreement for a period expiring on July 31, 2010.

OUTLOOK

Entering the second half of 2006, management does not foresee any prevailing factors that will significantly change the steel market from the second quarter 2006. The North American automotive market is stable with U.S. light vehicle sales for 2006 projected to reach 16.5 – 16.8 million units. The heavy truck market is expected to stay strong through 2006.The pipe and tube markets are forecasted to remain strong and stable through year-end and steel service center's inventories are currently being managed. Production for the second half of 2006 is expected to be 2.1 million net tons of semi-finished steel with approximately 2 million net tons of shipments, including the impacts of scheduled outages.

The emphasis of the management team will be to develop a new culture within Stelco where all employees anticipate and embrace necessary change. This includes changes that focus on making steel and servicing customers, increase volume and grow revenues and lower costs and improve productivity in order to ensure profitability and long-term viability.

The application of "fresh start accounting" will continue to impact future financial results. All assets and liabilities of the Corporation are being revalued to their estimated fair value at the time of implementation of the CCAA Plan. Some of the impacts include amortization changes as a result of revaluing fixed assets, cost of sales increases as a result of the revaluation of inventories from the lower of cost and net realizable value to fair value, and a decrease in pension and other post-employment benefits expense as previously unamortized actuarial losses and past service costs were eliminated from the Consolidated Statement of Financial Position. The revaluation has not yet been finalized.

Stelco's President and Chief Executive Officer, Rodney Mott, has recently added J. Kenneth Rutherford to Stelco's management team. Mr. Rutherford has assumed the responsibilities of Chief Financial Officer, replacing William E. Vaughan, who retired in May 2006.

Forward-Looking Statements

This MD&A contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this MD&A or as of the date which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including increases in steel imports into Canada; employee matters, including staffing levels, the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar and their impact on the Corporation's US dollar denominated long-term debt, steel pricing and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this MD&A.

ADDITIONAL FINANCIAL INFORMATION

Additional information concerning Stelco, including the Corporation's 2005 Annual Information Form, may be viewed on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and at Stelco's Web site www.stelco.ca.

Rodney B. Mott
President and Chief Executive Officer

J. Kenneth Rutherford
Chief Financial Officer

HAMILTON, ONTARIO
August 9, 2006

CONSOLIDATED STATEMENT OF EARNINGS (LOSS)

(in millions, except per share amounts) (unaudited)	Three months ended June 30, 2006	Three months ended June 30, 2005 (1)	Three months ended June 30, 2006 (2)	Three months ended March 31, 2006 (2)	Six months ended June 30, 2005 (1)
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Net Sales	$ 698	$ 658	$ 698	$ 674	$ 1,386
Costs	679	571	679	695	1,164
	19	87	19	(21)	222
Amortization of property, plant and equipment	28	28	28	27	54
Amortization of intangible assets	1	1	1	1	2
Operating earnings (loss) before the following:	(10)	58	(10)	(49)	166
Employee future benefits – workforce reduction costs (Note 13)	41	–	41	–	–
Foreign exchange gain on long-term debt (Note 9)	(13)	–	(13)	–	–
Gain on sale of plate mill assets	–	(20)	–	–	(20)
Reorganization items	–	13	–	21	34
Financial expense					
Interest on long-term debt and debt subject to compromise	9	11	9	10	21
Other interest – net	8	1	8	5	5
Earnings (loss) before income tax from continuing operations	(55)	53	(55)	(85)	126
Income tax expense (recovery) (Note 7)					
Current	2	9	2	7	30
Future	(18)	6	(18)	(33)	9
Future income tax asset valuation allowance (release)	–	3	–	20	11
Future income tax rate reduction	(8)		(8)		
Net earnings (loss) from continuing operations	(31)	35	(31)	(79)	76
Net earnings (loss) from discontinued operations (Note 1)	–	5	–	(43)	13
Net earnings (loss)	$ (31)	$ 40	$ (31)	$ (122)	$ 89
Earnings (loss) per common share (Note 14)					
Basic					
Continuing operations	$ (1.14)	$ 0.34	$ (1.14)	$ (0.77)	$ 0.74
Net earnings (loss)	$ (1.14)	$ 0.39	$ (1.14)	$ (1.19)	$ 0.87
Fully diluted					
Continuing operations	$ (1.14)	$ 0.30	$ (1.14)	$ (0.77)	$ 0.64
Net earnings (loss)	$ (1.14)	$ 0.34	$ (1.14)	$ (1.19)	$ 0.75
Weighted average common shares outstanding – millions	27.1	102.2	27.1	102.2	102.2

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.
(2) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF RETAINED DEFICIT

(in millions) (unaudited)	Three months ended June 30, 2006	Three months ended June 30, 2005	Three months ended June 30, 2006 (1)	Three months ended March 31, 2006 (1)	Six months ended June 30, 2005
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Balance at beginning of period	$ –	$ (339)	$ –	$ (461)	$ (388)
Net earnings (loss)	(31)	40	(31)	(122)	89
Balance at end of period	$ (31)	$ (299)	$ (31)	$ (583)	$ (299)
Fresh start adjustment				583	
Balance at end of period – post fresh start				$ –	

(1) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions) (unaudited)	At June 30, 2006	At March 31, 2006	At December 31, 2005 [1]
	(Successor)	(Successor) (Note 4)	(Predecessor)
Assets			
Current assets			
Cash and cash equivalents	$ 13	$ 2	$ 25
Restricted cash (Note 5)	5	34	17
Accounts receivable	419	413	294
Inventories	708	755	783
Prepaid expenses	38	24	29
Future income taxes (Note 7)	30	7	22
Assets held for sale	–	–	351
	1,213	1,235	1,521
Other assets			
Property, plant, equipment, and intangible assets – net	1,776	1,774	1,004
Future income taxes (Note 7)	11	19	12
Deferred pension cost	–	–	112
Other	30	36	21
	1,817	1,829	1,149
Total Assets	$ 3,030	$ 3,064	$ 2,670
Liabilities and Shareholders' Equity			
Current liabilities			
Bank and other short-term indebtedness	$ –	$ –	$ 191
Revolving term loans (Note 8)	25	35	–
Accounts payable and accrued	260	241	232
Employee future benefits (Note 13)	59	60	60
Pension liability (Note 13)	68	67	–
Income and other taxes	–	17	8
Long-term debt due within one year (Note 9)	16	18	23
Liabilities held for sale	–	–	206
Liabilities subject to compromise	–	–	630
	428	438	1,350
Other liabilities			
Employee future benefits (Note 13)	1,242	1,260	834
Pension liability (Note 13)	363	349	–
Long-term debt (Note 9)	334	346	20
Revolving term loans (Note 8)	411	392	–
Future income taxes (Note 7)	107	110	92
Asset retirement obligation (Note 6)	23	22	15
	2,480	2,479	961
Total Liabilities	2,908	2,917	2,311
Shareholders' Equity			
Convertible debenture conversion option	–	–	23
Capital stock (Note 11)	149	144	781
Contributed surplus	1	–	16
Warrants (Note 11)	3	3	–
Retained deficit	(31)	–	(461)
Total Shareholders' Equity	122	147	359
Total Liabilities and Shareholders' Equity	$ 3,030	$ 3,064	$ 2,670

(1) Due to the application of fresh start reporting (Note 4), the Consolidated Statement of Financial Position of the Predecessor and Successor are not directly comparable.

Commitments and contingencies (Note 10).

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions) (unaudited)	Three months ended June 30, 2006	Three months ended June 30, 2005 (1)	Three months ended June 30, 2006 (2)	Three months ended March 31, 2006 (2)	Six months ended June 30, 2005 (1)
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Cash provided by (used for)					
Operating activities					
Net earnings (loss) from continuing operations	$ (31)	$ 35	$ (31)	$ (79)	$ 76
Adjustments for items not affecting cash					
Reorganization items	(12)	–	(12)	(1)	–
Amortization of property, plant, and equipment	28	28	28	27	54
Amortization of intangible assets	1	1	1	1	2
Future income taxes (Note 7)	(18)	6	(18)	(33)	9
Future income tax asset valuation allowance (release) (Note 7)	–	3	–	20	11
Future income tax rate reduction (Note 7)	(8)	–	(8)	–	–
Employee pension and other future benefits	(17)	28	(17)	28	65
Foreign exchange gain on floating rate notes (Note 9)	(13)	–	(13)	–	–
Employee future benefits – workforce reduction costs	32	–	32	–	–
Fresh start inventory revaluation	49	–	49	–	–
Gain on sale of plate mill assets	–	(20)	–	–	(20)
Other	6	(3)	6	(3)	(2)
	17	78	17	(40)	195
Changes in operating elements of working capital (see below)	(13)	(26)	(13)	(2)	(44)
Other – net	5	–	5	(1)	–
Discontinued operations	–	21	–	–	7
	9	73	9	(43)	158
Investing activities					
Proceeds from sale of non-core assets	–	23	–	107	23
Expenditures for capital assets	(41)	(45)	(41)	(49)	(62)
Discontinued operations	–	(6)	–	–	(9)
	(41)	(28)	(41)	58	(48)
Financing activities					
Decrease in bank indebtedness	–	(76)	–	(9)	(134)
Increase in revolving term loans (Note 8)	9	–	9	–	–
Reduction of long-term debt (Note 9)	–	–	–	(12)	(6)
Proceeds from issue of common shares (Note 11)	5	–	5	–	–
Discontinued operations	–	8	–	–	13
	14	(68)	14	(21)	(127)
Cash, cash equivalents and restricted cash					
Net increase (decrease)	(18)	(23)	(18)	(6)	(17)
Balance at beginning of period	36	49	36	42	43
Balance at end of period	$ 18	$ 26	$ 18	$ 36	$ 26
Consists of:					
Cash and cash equivalents	$ 13	$ 12	$ 13	$ 2	$ 12
Restricted cash (Note 5)	5	14	5	34	14
	$ 18	$ 26	$ 18	$ 36	$ 26
Changes in operating elements of working capital					
Accounts receivable	$ (6)	$ 87	$ (6)	$ (127)	$ (5)
Inventories	(2)	(119)	(2)	102	(64)
Prepaid expenses	(14)	(3)	(14)	5	(4)
Accounts payable and accrued	26	13	26	9	9
Income and other taxes	(17)	(4)	(17)	9	20
	$ (13)	$ (26)	$ (13)	$ (2)	$ (44)

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.

(2) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

See accompanying Notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1. BUSINESS DESCRIPTION AND CCAA HISTORY

Business Description

Stelco Inc. ("Stelco" or the "Corporation") is one of Canada's largest steel companies. The Corporation operates two integrated steel plants in Ontario, Canada which service customers in the automotive, steel service center, appliance, energy, construction and pipe and tube industries within North America. In addition, Stelco has ownership interests in three iron ore properties, which provide to the integrated steel plants approximately 90% of their iron ore requirements as feedstock in the steelmaking process. Stelco operates its businesses through partnerships, subsidiaries and joint ventures. Where applicable, "Stelco" and the "Corporation", refer to Stelco Inc. and its partnerships, subsidiaries and joint ventures collectively.

CCAA History

On January 29, 2004, Stelco and certain related entities filed for protection under the *Companies' Creditors Arrangement Act* ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice granting it creditor protection. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Proceedings"). The Canadian proceedings included Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and Stelwire Ltd. ("Stelwire"), which were collectively referred to as the "Applicants". The U.S. Proceedings included Stelco, Stelpipe, and Stelwire. The Corporation's other subsidiaries and joint ventures were not included in the proceedings. For the periods prior to emergence from CCAA, collectively, the Applicants and the Corporation's other subsidiaries and joint ventures are referred to as the "Predecessor" in the consolidated financial statements and notes.

At the end of the day on March 31, 2006, the Predecessor implemented its Third Amended and Restated Plan of Arrangement and Reorganization (the "CCAA Plan"), as approved by the Court on January 20, 2006, and emerged from CCAA protection. For the purpose of these Consolidated Financial Statements the Corporation is referred to as the "Successor" in respect of the period after implementation of the CCAA Plan. Also, on March 31, 2006, a plan of arrangement under the Canada Business Corporation's Act ("the CBCA") that involved the Corporation (the "CBCA Plan") was implemented. In accordance with the CBCA Plan, the Predecessor's business was reorganized with specific assets and liabilities being transferred into separate limited partnerships. Upon implementation of this reorganization, Stelco became the parent company and limited partner of these limited partnerships. Further information on the CCAA Plan and CBCA Plan is outlined below.

Discontinued Operations

As part of the CCAA, Stelco divested all of its manufactured products and mini-mill businesses. The impact on earnings for the three months ended March 31, 2006 was a net loss of $43 million (net of income tax of $2 million), for the three months ended June 30, 2005 was net earnings of $5 million (net of income tax of $2 million) and for the six months ended June 30, 2005 net earnings of $13 million (net of income tax of $6 million).

Treatment of Stakeholders Compromised Under the CCAA Plan

Holders of Affected Claims

Under the CCAA Plan, the claims of the unsecured creditors (the "Affected Creditors") were not satisfied in full by the consideration distributed under the CCAA Plan. At March 31, 2006, the final accepted Affected Creditor claims of $547 million were settled in exchange for the following:

- New Secured Floating Rate Notes ("FRNs") in the US dollar equivalent of $275 million Canadian;
- 6,364,000 newly issued common shares (the "New Common Shares") of Stelco (1,100,000 prorated among all Affected Creditors and 5,264,000 prorated based on amounts elected through the share election process);
- Cash of $108,548,000;
- Warrants for 1,418,500 New Common Shares (the "New Warrants") with an exercise price of $11.00 per New Common Share and a seven-year term.

Holders of Series A and B voting Common Shares

The Series A and B voting common shares previously outstanding were exchanged into new redeemable shares, at a ratio of 0.000001 for each such share. Such shares were then redeemed and cancelled on March 31, 2006 for nil consideration.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

1. BUSINESS DESCRIPTION AND CCAA HISTORY (continued)

Agreements

Plan Sponsor Agreement

The New Common Shares of the restructured Stelco were divided among three groups under the CCAA Plan: the Affected Creditors (as referred to above), the Province of Ontario (the "Province") and Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors"). The Province obtained its equity interest as part of the financing provided to Stelco (Note 9) wherein it received warrants to purchase 851,100 New Common Shares. The Equity Sponsors acquired their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, the Equity Sponsors agreed to purchase 19,736,000 New Common Shares of Stelco at a price of $5.50 per share for proceeds of $108,548,000. These funds were used for the cash distribution to Affected Creditors under the Plan as referred to above.

Pension Plan Funding Agreement

Stelco and the Province along with the Superintendent of Financial Services of Ontario and certain of the newly formed LPs entered into a pension funding agreement (the "Pension Agreement") on March 31, 2006 that outlines the funding arrangements with respect to Stelco's four main pension plans. The purpose of the Pension Agreement is to transition the four main plans from the Section 5.1 election of Regulation 909 of the Pension Benefits Act (Ontario) (the "PBA"), which had exempted the four main plans from funding of the solvency deficiencies under the plans in exchange for higher pension benefit guarantee fund payments, to the general regulatory requirements of the PBA by no later than January 1, 2016. See Notes 9, 11, and 13 for further details.

Plan Financing

New financing was raised under the Plan from the following sources:

• New ABL Facility (asset based loan) (Note 8)	up to $600 million
• New Secured Revolving Term Loan (Note 8)	$375 million
• New Province Note (Note 9)	$150 million
• Federal Government Grant (Note 10)	$30 million

2. BASIS OF PRESENTATION

As a result of a substantial realignment of equity and non-equity interests in the Corporation (Note 4), "fresh start" reporting was adopted on March 31, 2006. In accordance with CICA Handbook Section 1625 – "Comprehensive Revaluation of Assets and Liabilities", the Corporation is undertaking a comprehensive revaluation of its assets and liabilities. As required by CICA Handbook Section 1625, the enterprise value has been allocated based upon management's best estimate of the relative fair values of the identifiable assets and liabilities of the Corporation in accordance with the guidance in CICA Handbook Section 1581 – "Business Combinations". As the Corporation has only recently emerged from CCAA, it is not practicable to definitely allocate the enterprise value. Once this matter has been resolved, the Corporation will reassess its initial allocation (see Note 4). The effect may be to transfer amounts between property, plant and equipment, inventories and intangible assets and future income taxes. The amount, if any, is not presently determinable.

The Consolidated Statement of Financial Position as at March 31, 2006 reflects the accounts of the Successor. While not comparable, the Consolidated Statement of Earnings (Loss) and the corresponding Consolidated Statement of Cash Flows reflects the activities of the Successor and Predecessor for the three months and six months ended June 30, 2006 and 2005.

While the Predecessor was under creditor protection (January 29, 2004 – March 31, 2006), the Predecessor applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7), where it did not conflict with Canadian generally accepted accounting principles ("Canadian GAAP"), in the preparation of its consolidated financial statements. As a result, the Predecessor made adjustments to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business.

The consolidated financial statements of the Successor and Predecessor companies are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP using the going concern concept which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These interim financial statements do not include all of the disclosure required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian GAAP, which require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The significant policies are summarized below:

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value (Note 4), with the exception of future income taxes, which have been reported in accordance with CICA Handbook Section 3465 – Income Taxes (Note 7) and pension and other post-employment benefits, which have been reported in accordance with CICA Handbook Section 3461 – Employee Future Benefits (Note 13).

Intangible assets will be recognized at their fair value effective March 31, 2006, including those identified through the fresh start process but not previously recorded. This process is not complete at this time (see Note 4).

The useful lives of the Corporation's plant, equipment and intangible assets are currently under review as part of fresh start reporting. Certain of these assets may have their useful life adjusted upon completion of this process.

Principles of Consolidation

The consolidated financial statements include the accounts of Stelco Inc., its wholly owned subsidiaries and partnerships, and its proportionate share of the accounts of its joint ventures.

Foreign Currencies

Monetary assets and liabilities originating in foreign currencies are translated at quarter-end exchange rates. All other assets and liabilities originating in foreign currencies are translated at the quarter-end exchange rate or at historic rates prevailing when the assets were acquired or the liabilities incurred for transactions after March 31, 2006. Income and expense items, other than those related to assets and liabilities translated at historic rates, are generally translated at the rate in effect at the time the transaction occurs.

Gains or losses resulting from foreign currency translations are reflected in the Consolidated Statement of Earnings (Loss).

The temporal method of translation of foreign currency is followed for foreign subsidiaries, all of which are considered to be financially and operationally integrated. Translation of foreign currencies for the foreign subsidiaries using the temporal method is consistent with the method described above.

Inventories

Inventories on hand at March 31, 2006 are recorded at estimated fair values on March 31, 2006 pursuant to the reorganization implemented by the Corporation on that date. Post March 31, 2006 inventories of raw materials and supplies are valued at the lower of cost and replacement cost. Semi-finished product inventories are valued at actual cost. Finished product inventories are valued at the lower of cost and net realizable value.

Property, Plant, and Equipment

Property, plant and equipment purchased prior to April 1, 2006 is recorded at the estimated fair value on March 31, 2006 pursuant to the financial reorganization implemented by the Corporation on that date. Property, plant, and equipment purchased after March 31, 2006 is carried at cost less accumulated amortization, and includes construction in progress. The Corporation expenses interest costs directly associated with capital projects. Amortization is provided using the straight-line method applied to the cost of the assets at rates based on their estimated useful life and beginning from the point when production commences except for the cost of blast furnace relines (see below) and at certain mining properties where amortization is calculated on a unit-of-production basis. The following annual amortization rates are in effect:

- Buildings 20 to 30 years
- Equipment 15 to 20 years
- Automotive and mobile equipment 5 to 10 years
- Raw material plants and properties 20 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Blast Furnace Relines

The Corporation's blast furnaces periodically require extensive relining. Costs incurred in the reline of a blast furnace that extend the useful life of the furnace are capitalized and amortized over their estimated useful life on a unit-of-production basis. Other repair and maintenance costs that may be incurred during the reline are expensed.

Intangible Assets

Intangible assets of the Corporation are computer systems and applications. Intangible assets purchased prior to April 1, 2006 are recorded at the estimated fair value on March 31, 2006 pursuant to the reorganization implemented by the Corporation on that date. Intangible assets purchased after March 31, 2006 are recorded at historical cost. Amortization is recorded on a straight-line basis over an estimated eight-year life beginning from March 31, 2006 or the purchase date if after March 31, 2006.

Impairment of Long-Lived Assets

An impairment loss would be recognized when the carrying value of a long-lived asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value.

Employee Future Benefits

The Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures maintain a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees.

Pension plan assets are valued at market-related value and are used to calculate the expected rate of return on plan assets. Market-related value is the market value of pension plan assets averaged over a three-year period.

The cost of pension and other post-employment benefits (including medical benefits, dental care, life insurance and certain compensated absences) is charged to income annually. The cost is computed on an actuarial basis using the projected benefit method by estimating the usage, frequency and cost of services covered and management's best estimate of the long-term rate of return on plan assets, discount rates, salary escalation, health care cost trends, retirement age, mortality and other factors. These assumptions relate to factors that are of a long-term nature and, consequently, are subject to a degree of uncertainty. Actual trends and values may differ from those assumed at this time resulting in changes in the cost of pension and other post-employment benefits in future periods. The assumptions are reviewed and updated annually or more frequently where the level of benefits provided to employees changes. Past service costs (such as increased benefits provided under labour contract settlements) are amortized over the estimated average remaining service life ("EARSL") of the employees at the date of the amendment.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the EARSL of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. These amortizations reflect the concept, as stated in Canadian GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived therefrom. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. The cost of employee future benefits in any year should not be unduly impacted by such short-term changes in market returns, discount rates or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

Salaried employees hired after July 31, 1997 participate in the Corporation's "Opportunity" or similar programs, which include a flexible credit plan for benefits and a self-directed group RRSP. These employees do not participate in the defined benefit plans. These programs are accounted for as defined contribution plans. Costs of defined contribution plans are expensed as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities) and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and the differences between the opening and ending balances of the future income tax assets and liabilities. The effect of increases and decreases to future income tax assets and liabilities arising from changes in tax rates is recognized in income in the period the changes occur.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. To the extent that these future tax assets are subsequently recognized the benefits will not flow through the Consolidated Statement of Earnings (Loss) but will be treated as an amendment to fresh start accounting.

Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. FRESH START REPORTING

As outlined in Note 2, Stelco adopted fresh start reporting on March 31, 2006. As a result, all assets and liabilities of the Successor have been reported at fair values, except for future income taxes, which are reported in accordance with the requirements of CICA Handbook Section 3465, and pension and other post-employment benefits, which are reported in accordance with CICA Handbook Section 3461.

The fair values of the assets and liabilities of the Successor have been based on management's best estimates as of March 31, 2006. The determination of the fair values of the assets and liabilities of the Successor has not been finalized as at the date of these interim consolidated financial statements. The Successor is continuing to finalize its valuation of assets and liabilities, primarily property, plant and equipment, inventories, intangibles and future income taxes. Any adjustments will be made to the Consolidated Statement of Financial Position as at March 31, 2006. The determination of fair values involves certain estimates and assumptions, which are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no assurance that the estimates, assumptions and values reflected in the Consolidated Statement of Financial Position of the Successor as at March 31, 2006 will result in their final fair values. At this time, the fair value adjustment is estimated to be an asset of $739 million and has currently been allocated to Property, plant, equipment and intangible assets on the Consolidated Statement of Financial Position.

The following Consolidated Statement of Financial Position as at March 31, 2006 was included in the first quarter 2006 report (Note 5). The adjustments to the Predecessor balances related to predecessor shareholders, affected creditors and equity sponsors and pensions and financing were finalized upon emergence from CCAA. As indicated above, the fresh start adjustments are under review and may be subject to further change.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

4. FRESH START REPORTING (continued)

Stelco Inc.
Consolidated Statement of Financial Position

(in millions)	At March 31, 2006	Third Amended and Restated Plan of Arrangement and Reorganization: Predecessor Shareholders	Affected Creditors and Equity Sponsors	Pensions and Financing	Fresh Start Adjustments	At March 31, 2006
	(Predecessor)					(Successor)
Assets						
Current assets						
Cash and cash equivalents	$ 2	$ –	$ 108 [2] (108)[1]	$ (382)[6] 150 [4] 232 [5]	$ –	$ 2
Restricted cash (Note 5)	34	–	–	–	–	34
Accounts receivable	413	–	–	–	–	413
Inventories	680	–	–	–	75 [7]	755
Prepaid expenses	24	–	–	–	–	24
Future income taxes (Note 7)	5	–	–	–	2 [8]	7
	1,158	–	–	–	77	1,235
Other assets						
Property, plant, equipment, and intangible assets – net	1,035	–	–	–	739 [7]	1,774
Deferred pension cost	99	–	–	–	(99)[7]	–
Future income taxes (Note 7)	38	–	–	–	(19)[8]	19
Other	21	–	–	13 [3]	2 [7]	36
	1,193	–	–	13	623	1,829
Total Assets	2,351	–	–	13	700	3,064
Liabilities and Shareholders' Equity						
Current liabilities						
Bank and other short-term Indebtedness	182	–	–	(182)[5]	–	–
Revolving term loans (Note 8)	–	–	–	35[3,5]	–	35
Accounts payable and accrued	241	–	–	–	–	241
Employee future benefits	60	–	–	–	–	60
Pension liability	–	–	–	–	67 [7]	67
Income and other taxes	17	–	–	–	–	17
Long-term debt due within one year – existing (Note 9)	18	–	–	–	–	18
Future income taxes (Note 7)	–	–	–	–	–	–
Liabilities subject to compromise	640	–	(640)[1]	–	–	–
	1,158	–	(640)	(147)	67	438
Other liabilities						
Employee future benefits	847	–	–	–	413 [7]	1,260
Pension liability	–	–	–	(382)[6]	731 [7]	349
Long-term debt – existing (Note 9)	14	–	–	–	–	14
Long-term debt – New Secured Floating Rate Notes (Note 9)	–	–	275 [1]	–	–	275
Long-term debt – New Province Note – (Note 9)	–	–	–	149 [4]	(92)[7]	57
Revolving term loans (Note 8)	–	–	–	392[3,5]	–	392
Future income taxes (Note 7)	79	–	–	–	31 [8]	110
Asset retirement obligation (Note 6)	16	–	–	–	6 [7]	22
	956	–	275	159	1,089	2,479
Total Liabilities	2,114	–	(365)	12	1,156	2,917
Shareholders' Equity						
Convertible debentures conversion option	23	–	(23)[1]	–	–	–
Capital stock	781	(781)[1]	36 [1] 108 [2]	–	–	144
New Warrants (Note 11)	–	–	2 [1]	–	–	2
Province Warrants (Note 11)	–	–	–	1 [4]	–	1
Contributed surplus	16	(16)[1]	–	–	–	–
Retained deficit	(583)	797 [1]	242 [1]	–	(456)[7]	–
Total Shareholders' Equity	237	–	365	1	(456)	147
Total Liabilities and Shareholders' Equity	$ 2,351	$ –	$ –	$ 13	$ 700	$ 3,064

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

4. FRESH START REPORTING (continued)

The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the Plan and consummation of the various agreements:

(1) Implementation of the Plan as outlined in Note 1.

The following table reconciles the Predecessor's liabilities subject to compromise to those that were accepted claims under the Plan:

(in millions)	At March 31, 2006	At March 31, 2005	At December 31, 2005
	(Predecessor)	(Predecessor)	(Predecessor)
Liabilities subject to compromise			
Accepted claims	$ 547	$ 532	$ 546
Post-filing interest	83	44	73
Unfiled claims	10	12	11
Total liabilities subject to compromise	$ 640	$ 588	$ 630
Settlement			
Cash	$ 108		
FRN's	275		
New Common Shares	36		
New Warrants	2		
Total consideration	$ 421		
Excess of claims over distribution	219		
Convertible debenture conversion option	23		
Total adjustment to retained deficit	$ 242		

The holders of Series A and B voting common shares received nil consideration.

(2) Issuance of shares for cash under the Plan Sponsor Agreement (Note 1).

(3) Payment of financing fees on implementation of the Plan, which have been deferred and will be amortized over the term of the related facilities (Note 8).

(4) Receipt of cash under the Province Agreement in exchange for a note payable and issuance of warrants (Note 9).

(5) Repayment of borrowings under the Predecessor's line of credit and increase in revolving term loans in order to make pension funding payment.

(6) Initial pension funding made under the Province Agreement.

(7) Comprehensive revaluation of assets and liabilities and elimination of the deficit.

(8) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused tax losses or other deductions are realized.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. To the extent that these future tax assets are subsequently recognized the benefits will not flow through the Consolidated Statement of Earnings (Loss) but will be treated as an amendment to fresh start accounting.

Included under the Fresh Start Adjustment caption are all tax adjustments required to transition the Predecessor's accounts to the Successor's accounts at March 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

5. RESTRICTED CASH

The Predecessor's restricted cash represented funds being held in trust with the monitor under the CCAA proceedings pending direction from the Ontario Superior Court of Justice for its use. The composition of these funds is derived as follows:

(in millions)	At June 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Proceeds relating to the sale of Welland Pipe Ltd., CHT Steel Inc., and Stelpipe Ltd. assets	$ –	$ –	$ 17
Proceeds from the sale of the shares of Norambar Inc., Stelwire Ltd., and Stelfil Ltée	–	30	–
Proceeds from the sale of the shares of AltaSteel Ltd.	5	4	–
	$ 5	$ 34	$ 17

During the second quarter of 2006, the monitor released the proceeds held in trust pertaining to the sale of the shares of Norambar Inc., Stelwire Ltd., and Stelfil Ltèe. in accordance with the related purchase and sale agreement. The remaining restricted cash will be released in the fourth quarter of 2006 as per the terms of the related purchase and sale agreement.

6. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations relate to the site restoration and reclamation of iron ore properties at the Corporation's mining interests in Wabush, Tilden and Hibbing. The following table provides the pertinent information associated with these obligations:

(in millions)	At June 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Opening balance	$ 22	$ –	$ 12
Accretion expense	1	–	2
Effect of change in estimates	–	–	1
Liabilities incurred (settled)	–	–	–
Ending balance	$ 23	$ 22 (1)	$ 15
Underlying assumptions:			
Undiscounted cash flow estimates	86	86	86
Credit-adjusted interest rate	12.00% (2)	12.00% (2)	16.65%
Time frame to settle the obligations (years)	2013 – 2050	2013 – 2050	2013 – 2050

(1) Reflects the estimated fair value assigned to this obligation under fresh start reporting (Note 4).

(2) Reflects the estimated credit-adjusted interest rate of the Corporation, subject to finalization upon completion of the Corporation's comprehensive revaluation of assets and liabilities (Note 4).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

7. COMPONENTS OF CONSOLIDATED INCOME TAXES

The income tax expense (recovery) differs from the amount calculated by applying Canadian income tax rates (federal and provincial) to the earnings (loss) before income taxes from continuing operations, as follows:

(in millions)		Three months ended June 30, 2006
		(Successor)
(Loss) before income taxes from continuing operations	$	(55)
Income tax expense (recovery) computed using statutory income tax rates (2006 – 43%)		(24)
Add (deduct):		
Manufacturing and processing credit		5
Resource allowance / depletion		(1)
Impact of federal income tax rate reduction		(8)
Foreign exchange gain on US denominated debt		(2)
Impact of intercompany foreign exchange		4
Other		2
		–
Income tax expense (recovery)		(24)
Net (loss)	$	(31)

Components of future income tax and liabilities are summarized as follows:

(in millions)		At June 30, 2006		At March 31, 2006		At December 31, 2005
		(Successor)		(Successor)		(Predecessor)
Future income tax assets						
Employee future benefits	$	408	$	445	$	300
Pension liability		133		143		–
Non-capital loss carry-forwards		117		154		97
Corporate minimum taxes		17		17		18
Net capital losses		24		27		7
Other		31		24		17
Total future income tax assets before valuation allowance	$	730	$	810	$	439
Less: valuation allowance		(439)		(483)		(289)
Total future income tax assets after valuation allowance	$	291	$	327	$	150
Future income tax liabilities						
Plant and equipment – difference in net book value and unamortized capital cost	$	303	$	335	$	118
Deferred pension cost		–		–		37
Investment in joint ventures		29		35		36
Other		25		41		17
Total future income tax liabilities		357		411		208
Net future income tax asset (liability)	$	(66)	$	(84)	$	(58)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

7. COMPONENTS OF CONSOLIDATED INCOME TAXES (continued)

The future income tax asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

(in millions)	At June 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Future income tax asset – current	$ 30	$ 7	$ 22
Future income tax asset – non-current	11	19	12
Future income tax liability – non-current	(107)	(110)	(92)
Net future income tax asset (liability)	$ (66)	$ (84)	$ (58)

Future Income Taxes

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. To the extent that these future tax assets are subsequently recognized the benefits will not flow through the Consolidated Statement of Earnings (Loss) but will be treated as an amendment to fresh start accounting.

8. BANK AND OTHER SHORT-TERM INDEBTEDNESS AND REVOLVING TERM LOANS

(in millions)	At June 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Bank and other short-term indebtedness	$ –	$ –	$ 191
Revolving term loans			
Current	25	35	–
Non-current	411	392	–
Total	$ 436	$ 427	$ 191

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

8. BANK AND OTHER SHORT-TERM INDEBTEDNESS AND REVOLVING TERM LOANS (continued)

Revolving Term Loans

Asset Based Loan Facility

On March 31, 2006, the $75 million debtor-in-possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US Base rate + 0.5% or London Inter-Bank Overnight Rate ("LIBOR") + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and, prior to each anniversary date, the facility can be renewed for a period of two years if the lendor and Stelco mutually agree. The ABL facility is secured by a first priority security interest in the eligible inventory and eligible accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest in all other property and assets of the Corporation, limited to $300 million, and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral of eligible accounts receivable and eligible inventory and reserves, but will not exceed $600 million. The ABL facility incurs an annual fee of 0.375% of any non-use of funds available under the facility. The facility is subject to certain restrictive covenants.

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Ltd. (a shareholder of the Corporation – Note 1), in the amount of $375 million for a term of seven years. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75% until March 31, 2009 after which the loan bears interest at bankers' acceptance rate plus 7.25%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the fixed assets of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in certain subsidiaries, partnerships and joint ventures of Stelco. Stelco intends to repay amounts borrowed under this facility within one year, therefore these borrowings have been reflected as a current liability on the Statement of Financial Position. Under this facility, Stelco is required to pay an annual fee of 3% of the aggregate commitment of $375 million on each anniversary date of Plan implementation. In addition, the facility requires the Company to pay 3% of the outstanding credit facility in place at March 31, 2009, if it intends to extend the facility.

Included in financial expense for the second quarter of 2006 is approximately $1 million relating to borrowings under this agreement. The interest on borrowings is calculated in accordance with the applicable lending agreement, yielding approximately 11% as at June 30, 3006. The majority of interest is paid prior to the end of each month, therefore a nominal amount is outstanding at June 30, 2006.

9. LONG-TERM DEBT

(in millions)	At June 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Long-term debt of Stelco subject to compromise	$ –	$ –	$ 412
Term loans associated with discontinued operations [4]	–	–	16
Floating rate notes at LIBOR + 8.50% [1][5]	262	275	–
1% province note [2]	149	149	–
1% province note – fair value adjustment [2]	(91)	(92)	–
Term loan at Canadian prime rate plus 2.50% matured on June 10, 2005 [3]	3	5	22
Term loan at bankers' acceptance rate plus 1.50% maturing on January 31, 2008 [6]	27	27	33
Long-term debt	350	364	483
Less amount subject to compromise or held for sale	–	–	(440)
Less amount due within one year	(16)	(18)	(23)
Long-term debt	$ 334	$ 346	$ 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

9. LONG-TERM DEBT (continued)

(1) Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, affected creditors received floating rate notes ("FRN's") equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest on the FRN's is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of LIBOR plus 5.50% if paid in cash and LIBOR plus 8.50% if paid in new FRN's. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% of face value until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL facility and the secured revolving term loan (Note 8) in all respects including rights to payment and enforcement until both the ABL facility and secured revolving term loan are repaid in full.

(2) Province Note

In accordance with the Pension Agreement (see Note 13), the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares of Stelco. The Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum, payable semi-annually in cash or, at Stelco's option, by delivering Stelco common shares. At March 31, 2006, the $150 million was allocated between the Province Note and the fair value of the warrants (see Note 11 for terms of the warrants). Upon the application of fresh start reporting on March 31, 2006, the Province Note was adjusted to its estimated fair value of $57 million (see Note 4) and will be accreted up to its face value over the term of the Note assuming an effective interest rate of 12%. During the second quarter of 2006 an accretion expense of $1 million was recorded in interest on long-term debt on the Consolidated Statement of Earnings (Loss).

(3) The term loan is an obligation of a wholly owned subsidiary of the Corporation. The loan is currently in default and the assets remaining in the subsidiary are not sufficient to satisfy this obligation.

(4) These term loans were assumed by the purchaser upon completion of the sale of the non-core subsidiaries during the first quarter of 2006.

(5) A $13 million gain was recorded during the second quarter of 2006 due to the revaluation of the notes using the June 30, 2006 U.S. dollar exchange rate.

(6) The term loan is an obligation of a wholly owned subsidiary of the Corporation.

10. COMMITMENTS AND CONTINGENCIES

Capital Programs and Other Commitments

Stelco has binding commitments for capital programs totalling $21 million. Of this amount, $17 million relates to Phase 2 of the Lake Erie Steel Limited Partnership hot strip mill upgrade.

Pursuant to an outsourcing agreement, the Corporation has committed approximately $110 million up to and including year 2012.

Federal Government Grant

The Government of Canada announced on November 23, 2005, that it would provide a $30 million co-generation grant. The federal contribution represented approximately 60% of the initial cost of the Corporation's near-term cogeneration spending. Since the time of the commitment, there was a change in Government. In June 2006, the Corporation was advised by the Government that it cancelled its previously announced commitment to contribute the $30 million.

Contingencies

Georgian Windpower Corporation ("GWC") commenced a lawsuit against Stelco Inc. during the course of the CCAA proceedings alleging, among other things, breach of contract by Stelco in connection with Stelco's termination in April 2005 of a Memorandum of Understanding ("MOU") and Agreement to Enter into a Land Lease Agreement ("AELLA") between Stelco and GWC. GWC has claimed damages of $350 million. The Corporation is vigorously defending this action. The result and value of the GWC claim is not determinable at this time and consequently the Corporation has not recorded any provisions in the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

11. CAPITAL STOCK

Common Shares

	At June 30, 2006	At March 31, 2006
	(Successor)	(Successor)
Total number of common shares	27,100,000	26,100,000
Total (in millions)	$149	$144

New Common Shares

The Corporation issued 26,100,000 new common shares upon emergence from CCAA with a value of $5.50 per share. On April 2, 2006, the President and Chief Executive Officer purchased 1,000,000 common shares from treasury for cash consideration of $5.5 million, bringing the total number of common shares outstanding as of that date to 27,100,000.

Warrants

Upon emergence from CCAA, the Corporation issued a total of 2,269,600 warrants. The holders of liabilities subject to compromise received 1,418,500 warrants with an estimated fair value of $2 million as partial consideration in exchange for their claim accepted under CCAA. The Province received 851,100 warrants with an estimated fair value of $1 million as partial consideration for the province loan (Note 9). Each warrant entitles the holder to purchase one common share at an exercise price of $11.00. The total number of common shares issuable under the exercise of all outstanding warrants represents approximately 7% of common shares outstanding upon the exercise of warrants on a diluted basis. These warrants have a term of seven years and are exercisable at any time after June 26, 2006 up to their expiration on March 31, 2013.

12. STOCK-BASED COMPENSATION

Incentive Stock Option Plan

Effective April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The ISOP is intended to attract and retain superior directors, officers, advisors, employees and other persons engaged to provide ongoing services to the Corporation or its affiliates. The total number of stock options available under the ISOP is 2,610,000, of which 1,944,000 were issued at an exercise price of $5.50 per common share. The options vest semi-annually over a four-year period from the date of the grant (the "Grant Date") in eight equal installments, subject to acceleration under certain circumstances. The options expire 10 years after the Grant Date. In accordance with the provisions of the ISOP, the exercise price of options granted thereunder is required to be the market value, as defined in the ISOP, on the Grant Date. During the second quarter of 2006, 200,000 options were forfeited and 150,000 additional options were granted. The total options available under the ISOP at June 30, 2006 is 716,000.

Total compensation expense of $0.4 million has been included in costs for the second quarter of 2006.

The compensation expense for grants made under the ISOP was determined at the grant date using the fair value method by applying the Black-Scholes option-pricing model using the following assumptions:

Grant date	June 21, 2006	April 1, 2006
Expected volatility	40%	40%
Risk-free interest rate	4.33%	4.00%
Expected life	0 – 4 years	0 – 4 years
Expected dividends	Nil	Nil

The weighted average exercise price for options outstanding at June 30, 2006 is $6.47.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

13. EMPLOYEE FUTURE BENEFITS

Benefit Plan Cost

The defined benefit costs recognized in the second quarter and first six months of 2006 and 2005 are outlined as follows:

(in millions)	Three months ended June 30, 2006	Three months ended June 30, 2005	Three months ended June 30, 2006 (1)	Three months ended March 31, 2006 (1)	Six months ended June 30, 2005
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Pensions	$ 3	$ 37	$ 3	$ 36	$ 77
Other benefit plans	20	21	20	27	47
Total reported in costs	23	58	23	63	124
Curtailments	14	–	14	–	–
Severance	8	–	8	–	–
Voluntary retirement incentives	19	–	19	–	–
Total reported as workforce reduction costs	41	–	41	–	–
Total net benefit plan costs	**$ 64**	**$ 58**	**$ 64**	**$ 63**	**$ 124**

(1) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

Substantially all of the Corporation's pension benefit plans are not fully funded.

Pension Plans

	At June 30, 2006	Remeasurement	Plan Amendments	Retirements	At June 30, 2006
Affected Plans					
Plan assets	$ 2,781	$ (142)	$ –	$ –	$ 2,639
Accrued benefit obligations	3,124	(75)	87	63	3,199
Funded status	(343)	(67)	(87)	(63)	(560)
Unamortized net actuarial (gains) losses	(6)	67	–	39	100
Unamortized past service costs	–	–	87	–	87
Accrued benefit obligation	(349)	–	–	(24)	(373)
Unaffected Plans					
Accrued benefit obligation	(58)	–	–	–	(58)
Total accrued benefit obligation	**(407)**	**–**	**–**	**(24)**	**(431)**
Current	(68)	–	–	–	(68)
Non-current	(339)	–		(24)	(363)
Total accrued benefit obligation	**$ (407)**	**$ –**	**$ –**	**$ (24)**	**$ (431)**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

13. EMLOYEE FUTURE BENEFITS (continued)

Other Benefit Plans

	At June 30, 2006	Remeasurement	Plan Amendments	Retirements	At June 30, 2006
Affected Plans					
Plan assets	$ –	$ –	$ –	$ –	$ –
Accrued benefit obligations	1,015	(66)	(74)	23	898
Funded status	(1,015)	66	74	(23)	(898)
Unamortized net actuarial (gains) losses	–	(66)	–	20	(46)
Unamortized past service costs	–	–	(74)	13	(61)
Accrued benefit obligation	(1,015)	–	–	10	(1,005)
Unaffected Plans					
Accrued benefit obligation	(296)	–	–	–	(296)
Total accrued benefit obligation	**(1,311)**	**–**	**–**	**10**	**(1,301)**
Current	(59)	–	–	–	(59)
Non-current	(1,252)	–	–	10	(1,242)
Total accrued benefit obligation	**$ (1,311)**	**$ –**	**$ –**	**$ 10**	**$ (1,301)**

Assumptions

	At June 30, 2006	At March 31, 2006
Discount Rate		
Pension plans discount rate	5.50%	5.25%
Other benefit plans – healthcare	5.75%	5.25%
Other benefit plans – compensated absences	5.50%	5.00%
Retirement Age		
Salaried employees	59	58

As a result of the emergence from CCAA on March 31, 2006, the Corporation was required to undertake a comprehensive revaluation of its assets and liabilities, which included a remeasurement of all of the Corporation's pension and other benefit plan obligations under CICA Handbook Section 3461 – Employee Future Benefits. The results of the remeasurement, as reported in the first quarter 2006, included the elimination of previously recorded unamortized net actuarial losses and unamortized past service costs. As a result, this had the effect of reducing the employee future benefit expense in the second quarter 2006 by $40 million.

In the second quarter 2006, there was:

- a contract settlement reached with USW Local 1005 which contained pension and benefit improvements, including an annual pension indexing tied to a cost of living adjustment;
- announced reductions in the other benefit programs, which substantially impacted the active salary workforce (and salaried retirees);
- a Salaried Transition Assistance Program ("STAP"), which provided incentives for early retirement or resignation to employees who were members of the two principal salary defined benefit pension plans. The program closed on June 30, 2006;
- a Transition Assistance Program ("TAP"), which provided incentives for early retirement to Hamilton Steel bargaining unit employees as part of the contract settlement reached with USW Local 1005. The program closed on July 14, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

13. EMPLOYEE FUTURE BENEFITS (continued)

The STAP resulted in a severance expense of $19 million in the second quarter 2006 which, when combined with other terminations in the period of $8 million, resulted in a total cost of $27 million. The TAP will result in a severance cost of $5 million which will be recognized in the third quarter 2006.

These events had an impact on three of the Corporation's four principal pension and other benefit plans (the Hamilton Steel bargaining unit plans and the salary plans covering the Lake Erie Steel salary workforce and the combined Corporate and Hamilton Steel salary workforce). The Lake Erie Steel bargaining unit plans are not impacted by these changes as they are covered under a separate labour agreement.

As a result of the significant reduction of the salary workforce arising from the STAP program and the impact of certain reductions in the salary other benefit programs there was a net curtailment expense recognized in the second quarter 2006 of $14 million.

Two plan amendments (the Hamilton Steel bargaining unit pension indexing adjustment, net of a reduction in the salary early retirement pension benefit) resulted in net pension unamortized past service cost of $87 million. While this amount did not impact second quarter 2006 earnings, the amount will be amortized over the expected average remaining service life ("EARSL") of the active employees.

Other benefit plan amendments which primarily reflect an extensive reduction to the salary health care benefits resulted in an unamortized past service gain of $74 million. Similar to the pension impact noted above, this amount did not impact second quarter 2006 earnings and will be amortized over EARSL.

As a result of the significant plan amendments, there was a requirement to remeasure the affected plans described above. The remeasurement required a review and update of all significant assumptions underlying these plans, including the discount rate, retirement age, and expected long term rate of return on pension plan assets. The change in assumptions is tabled in this note. In the case of the pension plans the actual negative returns experienced since the last remeasurement in March 2006 compared to the expected rate of return exceeded the favourable impact of the 0.25% increase in the pension discount rate, resulting in a net pension unamortized actuarial loss of $67 million. The effect of employee reductions both prior to and including the TAP program for the Hamilton bargaining unit plan added an additional $39 million to the actuarial loss.

In the case of the other benefit plans, the increase in the discount rate by 0.5% resulted in an unamortized actuarial gain of $66 million. The effect of employee reductions, both prior to and including the STAP and TAP, resulted in an unamortized actuarial loss of $20 million.

Pension Plan Funding Arrangements

As a condition of the CCAA Plan, Stelco and the Province entered into the Pension Agreement, effective on March 31, 2006, which contains the following principal terms:

- Stelco was obligated to make an initial up-front payment of $400 million to its four main pension plans less any contributions to plans already made in 2006. As a result, Stelco made a $382 million payment to the plans on March 31, 2006;
- Stelco will fund its four main pension plans in the following amounts in the years subsequent to December 31, 2005:
  Years 1 – 5: $65 million per year ($32.5 million in 2006), payable monthly, commencing July 1, 2006; and
  Years 6 – 10: $70 million per year, payable monthly;
- Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of certain minimum thresholds as set out in the Pension Agreement, subject to Stelco having more than a minimum liquidity amount; and
- Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015 provided that any future benefit improvements which will be required to be funded in accordance with the Pension Benefits Act and will be in addition to the funding payments outlined above.

While the Pension Agreement with the Province has a prescribed funding obligation as outlined above, pension plan enhancements, such as the recently negotiated hourly pension indexing, are excluded from this arrangement. Accordingly, the hourly pension indexing is subject to additional cash funding under the Pension Benefits Act, totalling an estimated $121 million over the next eight years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

14. EARNINGS (LOSS) PER COMMON SHARE

Interest on the convertible debentures is recorded in the Consolidated Statement of Earnings (Loss) as interest on long-term debt and debt subject to compromise. This amount, net of tax, is added back to net earnings (loss) from continuing operations and net earnings (loss) in order to calculate fully diluted earnings (loss) from continuing operations and fully diluted earnings (loss) per common share. Fully diluted earnings (loss) per common share is calculated by applying the treasury stock method for the potential exercise of stock options, and assuming the dilutive effect of the conversion of all outstanding convertible debentures at the $4.50 per share conversion price applicable to these debentures.

(in millions)	Three months ended June 30, 2006	Three months ended June 30, 2005	Three months ended June 30, 2006 [2]	Three months ended March 31, 2006 [2]	Six months ended June 30, 2005
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Basic net earnings (loss) from continuing operations	$ (31)	$ 35	$ (31)	$ (79)	$ 76
Convertible debentures – interest expense net of tax	–	2	–	1	3
Fully diluted net earnings (loss) from continuing operations	$ (31)	$ 37	$ (31)	$ (78)	$ 79
Basic net earnings (loss)	(31)	40	(31)	(122)	89
Convertible debentures – interest expense net of tax	–	2	–	1	3
Fully diluted net earnings (loss)	$ (31)	$ 42	$ (31)	$ (121)	$ 92
Weighted average number of common shares outstanding – basic	27,100,000	102,249,199	27,100,000	102,249,198	102,249,200
Incremental number of common shares assumed to be issued on the exercise of stock options	1,253,744	86,957	1,253,744	–	122,340
Incremental number of common shares assumed to be issued on the exercise of warrants	965,232	–	965,232	–	–
Common shares issued on the assumed conversion of convertible	–	20,000,000	–	20,000,000	20,000,000
Weighted average number of common shares outstanding – fully diluted	29,318,976	122,336,156	29,318,976	122,249,198	122,371,540
Options to purchase common shares not included in the above calculation [1]	–	4,807,015	–	4,986,012	4,807,015

(1) Exercise prices were greater than the average market price of the common shares during the periods.

(2) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

During the three months ended June 30, 2006 and March 31, 2006, a basic net loss from continuing operations and a basic net loss were incurred, therefore options warrants and convertible debentures related information have not been used to calculate fully diluted earnings per share from continuing operations and fully diluted earnings per share as both are anti-dilutive where applicable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

15. SEGMENTED INFORMATION

Due to the vertical integration of the Corporation and the similarity in products produced and sold at Stelco's integrated steel mills and their interrelationship, there is only one identifiable reportable segment consistent with the way Stelco manages its business.

The following provides segmented information where the information cannot otherwise be found directly in the consolidated financial statements:

(in millions)	Three months ended June 30, 2006	Three months ended June 30, 2005	Three months ended June 30, 2006 [2]	Three months ended March 31, 2006 [2]	Six months ended June 30, 2005
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Geographic segments					
Net sales					
Canada	$ 632	$ 590	$ 632	$ 609	$ 1,248
United States	61	63	61	60	127
Other	5	5	5	5	11
Net Sales	$ 698	$ 658	$ 698	$ 674	$ 1,386
Capital assets – net [1]					
Canada	$ 977	$ 1,014	$ 977	$ 977	$ 1,014
United States	60	57	60	58	57
Capital assets – net	$ 1,037	$ 1,071	$ 1,037	$ 1,035	$ 1,071

(1) The valuation of assets under fresh start accounting is still under review (Note 4) therefore these capital assets are reported at historical cost.

(2) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

INVESTOR INFORMATION

Questions and comments regarding Stelco Inc. or any information appearing in the quarterly reports or any other corporate publication may be directed to:

Stelco Inc.
Investor Relations
Hamilton, Ontario L8N 3T1

Telephone: (905) 528-2511 Ext. 3337
E-mail: info@stelco.ca

The Corporation's annual and quarterly reports, media releases, and other investor information may be found at Stelco's web site: www.stelco.com

Inquiries regarding change of address or other share administration matters should be directed to:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

Telephone: (416) 643-5500
Toll free: 1 800 387-0825
Fax: (416) 643-5501

www.cibcmellon.com
E-mail: inquiries@cibcmellon.com

Information contained in or otherwise accessible through our web site or any other web site referred to herein does not form part of this Report.

80

RECEIVED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, J. Kenneth Rutherford, Chief Financial Officer of Stelco Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stelco Inc. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 9, 2006

"J. Kenneth Rutherford"

J. Kenneth Rutherford
Chief Financial Officer

81

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Rodney B. Mott, President and Chief Executive Officer of Stelco Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stelco Inc. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 9, 2006

"Rodney B. Mott"

Rodney B. Mott
President and Chief Executive Officer

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Stelco reports results for second quarter 2006

HAMILTON, ON, Aug. 10 /CNW/ - Stelco Inc. (TSX:STE) today reported EBITDA of $19 million and a net loss of $31 million or $1.14 per share for the second quarter ended June 30, 2006. A number of unusual items during the quarter negatively impacted EBITDA by $49 million and net income by $54 million. These items relate primarily to adjustments resulting from the application of fresh start accounting, and workforce cost reduction initiatives, partially offset by a net favourable future income tax adjustment due to the enactment of lower federal corporate income tax rates.

As a result of the reorganization and the continuing revaluation of Stelco's assets and liabilities under "fresh start" reporting, consolidated financial and other information reported in the second quarter of 2006 may not be comparable with consolidated financial and other information reported in prior periods. The application of "fresh start accounting", on March 31, 2006, will continue to impact future results due to amortization changes as a result of revaluing of property, plant and equipment and cost of sales increases in the near term as the remainder of the revaluation of inventories from the lower of cost and net realizable value to fair value. The revaluation has not been finalized. Accordingly, only selective financial information on sales, production and shipments is commented on by way of comparison with prior periods.

Net sales revenue for the quarter ended June 30, 2006 was $698 million compared to $658 million for the same period in 2005. Increased revenues during the quarter were mainly due to a 15% increase in steel shipments. Partially offsetting this was an 8% decrease in average revenue per ton resulting from lower spot and contract pricing, the negative impact of the higher Canadian dollar, and a shift in mix towards lower valued added products. Production during the second quarter of 2006 increased to 1,108,000 semi-finished tons with shipments increasing to 971,000 net tons as compared to 1,054,000 semi-finished tons produced and 840,000 net tons shipped in the second quarter of 2005.

Net sales revenue for the quarter ended June 30, 2006 was $698 million compared to $674 million for the quarter ending March 31, 2006. While steel shipments remained relatively constant, there was a 4% increase in average revenue per ton. The increase in the average revenue per ton was primarily due to an increase in Stelco's spot pricing business and a shift in mix from hot roll into higher priced cold rolled products. Production during the second quarter of 2006 of 1,108,000 semi-finished tons increased from the 997,000 tons produced in the quarter ending March 31, 2006. Shipments were relatively constant with 971,000 net tons shipped in the second quarter and 974,000 net tons in the first quarter.

<<

A number of positive events occurred during the second quarter of 2006 including:

- A new collective agreement was reached with USW Local 1005. This collective agreement has a term of four years and incorporates a new level of cooperation with management in seeking out efficiencies on the shop floor by leveraging the knowledge of those employees who make the steel and by empowering them to effect change. An incentive program has recently been introduced to promote and facilitate this change in thinking.
- The Corporation introduced a number of workforce cost reduction initiatives. While the net result of these initiatives will have a negative short-term impact on EBITDA, net earnings and operating cash flows, these initiatives will have a long-term benefit to the cost structure and is a major step towards our drive to return Stelco to a viable and profitable company.
- A number of other initiatives are being developed and implemented

that will further reduce costs by reducing spending, increasing productivity or increasing production volumes.

>>

Looking forward to the second half of 2006, the steel market is expected to remain strong. Production for the second half of 2006 is expected to be 2.1 million net tons of semi-finished steel with approximately 2 million net tons of shipments (including the impact of scheduled outages).

About Stelco

Stelco is one of Canada's largest steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

NON-GAAP MEASURES

This press release contains "Non-GAAP" measures such as "EBITDA". "EBITDA" refers to operating earnings (losses) before interest, income taxes, amortization and other non operating income and expenses. Information concerning EBITDA has been included in this press release because management considers it to be, and uses it as, a meaningful indicator for assessing the performance of the Corporation. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Non-Canadian GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore the Corporation's use of EBITDA measures may not be comparable to measures used by other companies.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this press release or as of the date which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including increases in steel imports into Canada; employee matters, including staffing levels, the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar and its impact on steel pricing, and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the

forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this press release.

STELCO INC.
QUARTER 2, 2006
REPORT TO THE SHAREHOLDERS

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (this "MD&A") is dated August 9, 2006 and is in respect of the interim unaudited consolidated financial statements (the "Consolidated Financial Statements") of Stelco Inc. ("Stelco" or the "Corporation") for the quarter ended June 30, 2006. The purpose of Stelco's MD&A is to provide commentary on the Corporation's financial condition and future prospects and to assist security holders and others to understand the Corporation and the key factors underlying its financial results. This MD&A should be read in conjunction with interim Consolidated Financial Statements and the accompanying notes, Stelco's interim report for the quarter ended March 31, 2006 and Stelco's 2005 annual report.

The Corporation prepares its interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information about Stelco is available in the Corporation's 2005 Annual Information Form, Annual MD&A and Financial Statements, which can be accessed from SEDAR at www.sedar.com.

This document has been reviewed by the Audit Committee of Stelco's Board of Directors and contains information current as of August 9, 2006. Events occurring after that date could render the information contained herein inaccurate or misleading in a material respect.

BUSINESS DESCRIPTION

Stelco is one of Canada's largest steel companies. The Corporation operates two integrated steel plants in Ontario, Canada which service customers in the automotive, steel service centre, appliance, energy, construction and pipe and tube industries within North America. In addition, through its ownership interests in iron ore mining properties and related supply agreements, Stelco has secured approximately 90% of its iron ore requirements, as feedstock in the steelmaking process. Stelco operates its businesses through partnerships, subsidiaries and joint ventures. Where applicable, "Stelco" and the "Corporation" refer to Stelco Inc. and its partnerships, subsidiaries and joint ventures collectively.

Reorganization and Adoption of "Fresh Start" Reporting

Stelco and certain related entities filed for protection under the Companies' Creditors Arrangement Act (the "CCAA") on January 29, 2004 and emerged from CCAA protection at the end of the day on March 31, 2006 upon the implementation of Stelco's third amended and restated plan of arrangement and reorganization (the "CCAA Plan"). Also on March 31, 2006, a plan of

arrangement involving Stelco was implemented under the Canada Business Corporations Act (the "CBCA Plan") pursuant to which Stelco's business was reorganized and specific assets and liabilities of Stelco were transferred into nine separate limited partnerships. Stelco's emergence from CCAA protection and the implementation of the CCAA Plan and the CBCA Plan is referred to in this MD&A as the "Reorganization". Further information regarding the Reorganization is set out in Note 1 to the Consolidated Financial Statements.

When used in this MD&A, the term "Predecessor" refers to Stelco and its related entities prior to the Reorganization and the term "Successor" refers to Stelco and its related entities following the Reorganization.

In connection with the Reorganization, Stelco adopted "fresh start" reporting on March 31, 2006 and, accordingly, is undertaking a comprehensive revaluation of its assets and liabilities. Pending such finalization, there have been no changes to the initial estimated fair value adjustment reflected in Stelco's March 31, 2006 consolidated statement of financial position. See "Changes in Accounting Policy" in this MD&A and Note 2 to the Consolidated Financial Statements.

As a result of the Reorganization and the continuing revaluation of Stelco's assets and liabilities under "fresh start" reporting, consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor. Accordingly, selected comparative information in this MD&A regarding sales and shipments has been provided where such information is not affected by the Reorganization or the adoption of "fresh start" reporting.

OVERVIEW

The net loss for the second quarter of 2006 was $31 million. Included in this loss are $90 million of unusual items on a pre-tax basis ($62 million after tax). These unusual items include:

<<

- a fresh start inventory revaluation included in Costs - $49 million;
- salaried employees severance and voluntary retirement incentive costs - $27 million; and
- an employee future benefit curtailment expense - $14 million.

>>

In addition, there was a net future income tax recovery of $8 million due to the enactment of lower future federal income tax rates.

Net Sales

Quarter ended June 30, 2006 compared to quarter ended June 30, 2005

Net sales for the quarter ended June 30, 2006 were 6% higher than the same quarter of 2005 mainly due to a 15% increase in steel shipments, partially offset by an 8% decrease in average revenue per ton. Average revenue per ton in the second quarter of 2006 was lower primarily due to:

<<

- higher pricing in the second quarter of 2005 in both spot and contract business;
- the negative impact of the higher Canadian dollar; and
- a shift in mix of sales mainly due to increased slab and hot roll sales.

>>

Quarter ended June 30, 2006 compared to quarter ended March 31, 2006

Net sales for the quarter ended June 30, 2006 were 3% higher than the first quarter of 2006. Steel shipments remained relatively constant, while average revenue per ton was 4% higher. The second quarter increase in average revenue per ton was primarily due to:

<<

- increased pricing predominantly in Stelco's spot price business; and
- a shift in mix from hot roll into higher priced cold rolled product.

>>

Six months ended June 30, 2006 compared to six months ended June 30, 2005

Net sales for the first half of the year were 1% lower than the same period in 2005. Steel shipments were 11% higher, while average revenue per ton was down 11% compared to 2005. The six month decrease in average revenue per ton was primarily due to:

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- higher pricing in the second quarter of 2005 in both spot and contract business;
- the negative impact of the higher Canadian dollar; and
- a shift in mix of sales mainly due to increased slab and hot roll sales.

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Financial Expense and Foreign Exchange Gain

Total financial expense of $17 million was incurred in the second quarter of 2006. Included in financial expense for the second quarter of 2006 is approximately $1 million relating to borrowings under the secured revolving term loan (see Liquidity and Capital Resources - Financing Arrangements) which is held indirectly by a significant shareholder. The interest on related party borrowings is calculated in accordance with the applicable related party lending agreement, yielding approximately 11% as at June 30, 2006. The majority of related party interest is paid prior to the end of each month, therefore a nominal amount is outstanding at June 30, 2006.

The Corporation's long-term floating rate notes (see Note 9 to the Consolidated Financial Statements) are denominated in US dollars ($235 million), resulting in a translation gain of $13 million in the second quarter of 2006, as the debt was translated at the exchange rate in effect on June 30, 2006.

Income Tax Expense

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. To the extent that these future tax assets are subsequently recognized the benefits will not flow through the Consolidated Statement of Earnings (Loss) but will be treated as an amendment to fresh start accounting as required by Canadian GAAP.

A net future income tax recovery of $8 million was recorded in the second quarter 2006 due to the enactment of lower future federal income tax rates.

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FINANCIAL AND OPERATIONAL SUMMARY

Stelco Inc.

($ in millions, except as indicated (x)) (unaudited)

	Three months	Three months	Three months	Three months	Six months

	ended June 30, 2006	ended June 30, 2005(1)	ended June 30, 2006(2)	ended March 31, 2006(2)	ended June 30, 2005(1)
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Net Sales	$ 698	$ 658	$ 698	$ 674	$ 1,386
Costs	679	571	679	695	1,164
EBITDA(3)	19	87	19	(21)	222
Amortization of property, plant and equipment	28	28	28	27	54
Amortization of intangible assets	1	1	1	1	2
Operating earnings (loss) (EBIT)(3) before the following :	(10)	58	(10)	(49)	166
Employee future benefits - workforce reduction costs (Note 13)	41	-	41	-	-
Foreign exchange gain on long-term debt (Note 9)	(13)	-	(13)	-	-
Gain on sale of plate mill assets	-	(20)	-	-	(20)
Reorganization items	-	13	-	21	34
Financial and other expense					
Interest on long-term debt and debt subject to compromise	9	11	9	10	21
Other interest - net	8	1	8	5	5
Earnings (loss) before income tax from continuing operations	(55)	53	(55)	(85)	126
Income tax expense (recovery) (Note 7)					
Current	2	9	2	7	30
Future	(18)	6	(18)	(33)	9
Future income tax asset valuation allowance (release)	-	3	-	20	11
Future income tax rate reduction	(8)	-	(8)	-	-
Net earnings (loss) from continuing operations	(31)	35	(31)	(79)	76
Net earnings (loss) from discontinued operations (Note 1)	-	5	-	(43)	13
Net earnings (loss)	$ (31)	$ 40	$ (31)	$ (122)	$ 89
Earnings (loss) per common share from continuing operations					

(Note 14)	(x)$(1.14)	(x)$0.34	(x)$(1.14)	(x)$(0.77)	(x)$0.74
Earnings (loss) per common share (Note 14)	(x)$(1.14)	(x)$0.39	(x)$(1.14)	(x)$(1.19)	(x)$0.87
Average revenue per ton	(x)$ 719	(x)$ 783	(x)$ 719	(x)$ 692	(x)$ 793
Cost per ton	(x)$ 699	(x)$ 680	(x)$ 699	(x)$ 714	(x)$ 666
Semi-finished steel production (thousands of net tons)	1,108	1,054	1,108	997	2,074
Shipments (thousands of net tons)	971	840	971	974	1,747

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.

(2) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

(3) Non-GAAP Measures

The financial information contained in this MD&A is presented in accordance with Canadian GAAP. Reference is also made to "EBITDA" and "EBIT", which are non-Canadian GAAP measures. "EBITDA" refers to operating earnings (losses) before interest, income taxes, amortization and other non-operating income and expenses and, in the case of the Predecessor, also before restructuring costs and asset write-downs. "EBIT" refers to operating earnings (losses) before interest, income taxes and other non-operating income and expenses. Information concerning EBITDA and EBIT has been included in this MD&A because management considers it to be, and uses it as, a meaningful indicator for assessing the performance of the Corporation. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Non-Canadian GAAP earnings measures (such as EBITDA and EBIT) do not have any standardized meaning and therefore the Corporation's use of EBITDA and EBIT measures may not be comparable to measures used by other companies. A reconciliation to net earnings (loss), which is a Canadian GAAP measure, is presented above in the Financial and Operational Summary.

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All note references in this document are to the Consolidated Financial Statements.

SUMMARY OF QUARTERLY RESULTS

The following table reflects the Corporation's quarterly financial performance over the last eight quarters. The Corporation does not typically experience significant seasonal fluctuations in revenues.

As a result of the Reorganization and the continuing revaluation of Stelco's assets and liabilities under "fresh start" reporting, consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor.

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Stelco Inc.

(in millions except as	2006	2006	2005	2005 (1)	2005 (1)	2005 (1)	2004 (1)	2004 (1)

indicated(x))		Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
		(Successor)				(Predecessor)			
Net Sales	$	698	674	608	559	658	728	678	691
EBITDA(2)		19	(21)	(31)	(8)	87	135	78	107
Operating earnings (loss) (EBIT)(2)	$	(10)	(49)	(58)	(36)	58	108	53	78
Earnings (loss) before income tax from continuing operations	$	(55)	(85)	(103)	(62)	53	73	23	54
Net earnings (loss) from continuing operations	$	(31)	(79)	(67)	(18)	35	41	21	42
Net earnings (loss)	$	(31)	(122)	(120)	(42)	40	49	1	58
Earnings (loss) from continuing operations per common share(3)									
Basic	(x)$	(1.14)	(0.77)	(0.66)	(0.18)	0.34	0.40	0.21	0.41
Fully diluted	(x)$	(1.14)	(0.77)	(0.66)	(0.18)	0.30	0.35	0.18	0.36
Net earnings (loss) per common share(3)									
Basic	(x)$	(1.14)	(1.19)	(1.17)	(0.41)	0.39	0.48	0.01	0.57
Fully diluted	(x)$	(1.14)	(1.19)	(1.17)	(0.41)	0.34	0.41	0.01	0.49
Average revenue per ton	(x)$	719	692	685	690	783	803	770	789
Cost per ton	(x)$	699	714	720	700	680	654	681	667
Semi-finished steel production (thousands of net tons)		1,108	997	982	875	1,054	1,020	1,115	1,141
Shipments (thousands of net tons)		971	974	888	810	840	907	881	876

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.
(2) EBITDA and Operating earnings (loss) EBIT are non-GAAP financial measures. See "Financial and Operational Summary - Non GAAP Measures".
(3) Earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the quarter.
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LIQUIDITY AND CAPITAL RESOURCES

The liquidity and capital resources of the Corporation are dependent upon a number of factors, including without limitation market and economic

conditions and the impact of these conditions on the price of steel products, raw material costs, the ability to fund critical capital projects, pension issues and labour negotiations and disputes.

The Corporation has a significant requirement of working capital related primarily to inventories due to the lead time of acquiring raw materials, the quantities of raw materials that are required to produce semi-finished steel and the amount of time required to process this semi-finished steel into a finished product. This working capital requirement is characteristic of many companies within the steel industry.

With the recapitalization of the Corporation upon emergence from CCAA, interest will be serviced in accordance with the terms and conditions of the related debt obligations.

The Corporation's liquidity and capital resources position is summarized as follows:

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(in millions)	At June 30, 2006	At March 31, 2006	At June 30, 2005	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Cash, cash equivalents and restricted cash	18	36	35	42
Available lines of credit(1)	867(2)	886(2)	397(3)	403(3)
Lines of credit drawn down(4)	(436)	(427)	(128)	(191)
Net liquidity	449	495	304	254

(1) After letters of credit usage, and subject to the availability under their governing agreements.
(2) Includes the amount available from the $600 ABL facility and the $375 secured revolving term loan.
(3) Includes the former $350 million credit facility and the former $75 million debtor-in-possession short-term credit facility.
(4) In accordance with Canadian GAAP, the borrowings of the Successor are classified predominantly as long-term liabilities on the Consolidated Statement of Financial Position. See Note 8 to the Consolidated Financial Statements for additional information.

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Financing Arrangements

Asset Based Loan Facility

On March 31, 2006, the $75 million debtor-in-possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US base rate + 0.5% or LIBOR + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and is secured by a first priority security interest in the eligible inventory and accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest on all other property and assets of the Corporation, limited to $300 million, and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral and reserves, but will not exceed $600 million.

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Limited (a significant shareholder of the Corporation) in the amount of $375 million for a term of seven years. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the property, plant and equipment of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in the subsidiaries, partnerships and joint ventures of Stelco.

Liquidity Risks

Some of the provisions contained in the Corporation's financing arrangements provide for the escalation of lending rates in certain circumstances which, if triggered, could impact the liquidity of the Corporation depending upon the amount outstanding under the particular facility. These agreements also contain provisions (along with the Corporation's long-term debt agreements), which restrict the Corporation's ability to issue additional debt.

The Corporation has $235 million principal amount of US denominated floating rate notes outstanding. The amount to be repaid in Canadian dollars will be dependent upon the US exchange rate in effect upon the maturity of this obligation in 2016.

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Net Cash Flow

(in millions)	Three months ended June 30, 2006	Three months ended June 30, 2005(1)	Three months ended June 30, 2006(2)	Three months ended March 31, 2006(2)	Six months ended June 30, 2005(1)
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Cash provided by (used for)					
Net earnings (loss) from continuing operations adjusted for items not affecting cash	$ 17	$ 78	$ 17	$ (40)	$ 195
Changes in operating elements of working capital	(13)	(26)	(13)	(2)	(44)
Proceeds from the sale of non-core subsidiaries and assets	-	23	-	107	23
Expenditure for capital assets	(41)	(45)	(41)	(49)	(62)
Issue of common shares	5	-	5	-	-
Reduction of					

long-term debt	-	-	-	(12)	(6)
Other - net	5	-	5	(1)	-
Change in net cash position	$ (27)	$ 30	$ (27)	$ 3	$ 106

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.
(2) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

Due to the non-comparable nature of the financial results between the Successor and Predecessor (see "Reorganization and Adoption of "Fresh Start" Reporting" in this MD&A), the following commentary pertains to the results of the Successor only.

For the three months ended June 30, 2006, the Successor required $27 million of cash. Operating activities generated $17 million, which was more than offset by $13 million required to finance working capital requirements and $41 million of capital expenditures.

Working capital requirements were primarily related to the following:

- $14 million for prepaid expenses - largely representing insurance policies typically renewed in the second quarter;
- $17 million for taxes payable - relating primarily to the final payments for 2005 income taxes and interim installments for 2006 income tax for certain subsidiaries.

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These were partially offset by $26 million sourced from accrued accounts payable relating primarily to interest accrued on the floating rate notes and timing on payroll related items.

Capital expenditures of $41 million were incurred during the second quarter of 2006 relating primarily to the continued spending on Phase 2 hot strip mill upgrade at Lake Erie Steel and various projects at the Corporation's mining interests.

The Corporation relied on cash and short-term borrowings of $27 million to finance its operating and capital requirements during the second quarter of 2006. The Corporation's net liquidity of $449 million is considered sufficient to meet these short-term needs. A number of initiatives are being pursued by the Corporation with the expected result of improving operating cash flows to a level sufficient to exceed both operating and capital requirements on a sustainable basis and to reduce short-term borrowings.

While certain of the initiatives will initially result in further short-term borrowings, the expected future cash savings upon the conclusion of the initiatives will more than offset these costs. More specifically, the cash cost for the workforce reduction programs, which will predominantly be paid in the third quarter of 2006, is expected to be approximately $24 million. An additional $15 million cash payment will be made in the third quarter of 2006 to employees who participated in Stelco's voluntary termination programs (see "Risk Factors - Employees"). This amount is primarily related to pre-retirement entitlements and banked vacations, which have been previously accrued.

While the pension agreement with the Province of Ontario (see Note 13 to the Consolidated Financial Statements) has a prescribed funding obligation, pension plan enhancements, such as the recently negotiated hourly pension indexing, are excluded from this arrangement. Accordingly, the hourly pension indexing is subject to additional cash funding under the Pension Benefits Act totalling an estimated $121 million over the next eight years.

Federal Government Grant

The Government of Canada announced on November 23, 2005 that it would

provide a $30 million co-generation grant. The federal contribution represented approximately 60% of the initial cost of the Corporation's near-term cogeneration spending. Since the time of the commitment, there was a change in Government. In June 2006, the Corporation was advised by the Government that it cancelled its previously announced commitment to contribute the $30 million grant.

Contractual Obligations

The following is a summary of the principal obligations of the Corporation at June 30, 2006:

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(in millions)	Total	2006	2007-2008	2009-2010	greater than 2010
Long-term debt(1)	$ 442	$ 11	$ 19	$ -	$ 412
Revolving term loans(2)	436	-	411	25	-
Capital leases	6	2	2	2	-
Operating leases(3)	23	10	9	3	1
Purchase obligations and other commitments(4)	734	270	252	144	68
Total	$1,641	$ 293	$ 693	$ 174	$ 481

(1) See Note 9 to the Consolidated Financial Statements for more information.
(2) See Note 8 to the Consolidated Financial Statements for more information.
(3) Principally related to mobile equipment.
(4) Principally related to coal purchases, information technology services, oxygen and power requirements.

OFF-BALANCE SHEET ARRANGEMENTS

Other than operating leases referred to above, the Corporation had no off-balance sheet arrangements at June 30, 2006.

FINANCIAL INSTRUMENTS

The Corporation did not utilize any third party financial instruments to mitigate interest rate or foreign exchange risk in the second quarter of 2006 and, accordingly, no such financial instruments were outstanding at June 30, 2006.

OUTSTANDING SHARE DATA

Common Shares

(in millions, except share numbers)	At June 30, 2006	At March 31, 2006	At June 30, 2005	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
New Common Shares	27,100,000	26,100,000	-	-
Convertible Series A	-	-	101,778,203	100,735,965
Convertible Series B	-	-	470,996	1,513,233

Total number of shares	27,100,000	26,100,000	102,249,199	102,249,198
Total	$149	$144	$781	$781

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Series A and B Common Shares

The Series A and B common shares of the Predecessor were delisted from the Toronto Stock Exchange as at the close of trading on March 10, 2006. These shares were eliminated on CCAA Plan implementation with no value being attributed to them.

New Common Shares

The Corporation issued 26,100,000 new common shares upon emergence from CCAA with a value of $5.50 per share. On April 2, 2006, the Chief Executive Officer purchased 1,000,000 common shares from treasury for total consideration of $5.5 million, bringing the total number of common shares outstanding as of that date to 27,100,000. As at August 9, 2006, there remain 27,100,000 common shares outstanding.

Warrants

Upon emergence from CCAA, the Corporation issued a total of 2,269,600 warrants. Each warrant entitles the holder to purchase one common share at an exercise price of $11.00. The total number of common shares issuable upon the exercise of all outstanding warrants represents approximately 7% of the common shares outstanding upon the exercise of warrants on a diluted basis. These warrants have a term of seven years and are exercisable at anytime after June 6, 2006 up to their expiration on March 31, 2013. See Note 11 to the Consolidated Financial Statements for additional information.

Incentive Stock Option Plan

Effective April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The total number of options available under the ISOP is 2,610,000, of which 1,944,000 were issued at an exercise price of $5.50 per common share. The options vest semi-annually over a four-year period from the date of the grant (the "Grant Date") in eight equal installments, subject to acceleration under certain circumstances. The options expire 10 years after the Grant Date. In accordance with the provisions of the ISOP, the exercise price of options granted thereunder is required to be the market value, as defined in the ISOP, of the common shares on the Grant Date. During the second quarter of 2006, 200,000 options were forfeited and 150,000 additional options were granted. The total options available under the ISOP at June 30, 2006 is 716,000. See Note 12 to the Consolidated Financial Statements for more information.

CHANGES IN ACCOUNTING POLICY

Accounting Changes Effective in 2006

Comprehensive Revaluation of Assets and Liabilities

Upon emergence from CCAA on March 31, 2006, there was a substantial realignment of the equity and non-equity interests in the Corporation. The Corporation was required, under Canadian GAAP, to adopt "fresh start" reporting in accordance with CICA Handbook section 1625 - Comprehensive Revaluation of Assets and Liabilities. All of the assets and liabilities of the Corporation were revalued to their estimated fair value at the time of implementation of the CCAA Plan on March 31, 2006. At this time, the

Corporation is continuing to finalize the fair values of the assets and liabilities of the Successor. While it was anticipated that the results would be finalized in the second quarter 2006, several factors have contributed to the delay including complexities associated with the valuation of certain entities and changes in senior management responsible for review and approval of the final result. Accordingly, there have been no changes to the initial estimated fair value adjustment reflected in the March 31, 2006 consolidated statement of financial position.

CRITICAL ACCOUNTING ASSUMPTIONS AND ESTIMATES

The Corporation's Consolidated Financial Statements are prepared in accordance with Canadian GAAP as disclosed in Note 3 thereto.

In preparing the Consolidated Financial Statements, management is required to make certain assumptions and estimates. Choosing one assumption or estimate from a range of possibilities can materially impact the amounts reported on the Statement of Earnings (Loss) or the Statement of Financial Position. Management reviews accounting assumptions and estimates regularly in light of past experience and current conditions or changes in Canadian GAAP, and utilizes outside consultants as necessary to arrive at appropriate assumptions and estimates to be used in the preparation of the Consolidated Financial Statements. The Audit Committee of the Board of Directors reviews the significant assumptions and estimates throughout the year.

Management considers assumptions and estimates relating to the following matters to be the most critical:

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- valuation of accounts receivable;
- carrying value of long-lived assets (property, plant and equipment);
- employee future benefits;
- income taxes;
- inventory valuation;
- environmental matters; and
- basis of valuation.

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Unless indicated otherwise, all adjustments related to the items below are reflected in Costs in the Consolidated Statement of Earnings (Loss).

Valuation of Accounts Receivable

Stelco records an allowance for doubtful collection of accounts receivable based on the Corporation's best estimate of any potential uncollectible amounts. The best estimate considers past experience with the customer base and a review of current economic conditions and specific customer issues. While there is no significant exposure to individual customers, there is a significant exposure to the automotive industry. Although the Corporation and its Predecessor have not had significant bad debt expenses in prior periods, deteriorating economic conditions could result in financial difficulties in the customer base that could lead to bad debts.

Carrying Value of Long-Lived Assets

In accordance with Canadian GAAP appropriate for a going concern, property, plant and equipment is carried at cost less accumulated amortization. This carrying amount is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The carrying value is considered recoverable if the sum of undiscounted cash flows from operations and cash flow from disposal of the property, plant and equipment exceeds the carrying amount. Future cash flows are dependent upon the assumptions used for revenues and costs to produce product. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for steel, operating costs and economic conditions. The application of different assumptions for steel

prices, operating costs and economic conditions could result in a conclusion that we would not recover the carrying amount of our property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

Employee Future Benefits

The Corporation's operations participate in a number of employee future benefit arrangements (principally providing pension and health care benefits) in Canada and the United States. These benefits represent a substantial obligation and cost to the Corporation. As indicated in Note 3 to the Consolidated Financial Statements, these plans are primarily of a defined benefits nature. As a result, complex actuarial and accounting rules are used to determine the expense to be recorded for the year and the accrued benefit obligation as at each measurement date, which generally corresponds to the year-end date, for the Corporation's principal defined benefit plans.

To arrive at the cost of employee future benefits to be recognized in the Consolidated Financial Statements, management is required to review and update various actuarial assumptions each year, based on a going concern concept. These assumptions include investment yields, discount rates, salary escalation, health care cost trends, retirement age, mortality rates and other factors. Management consults certain outside advisors, including actuaries, in determining these factors in order to ensure that the assumptions chosen are reasonable. The assumptions used to recalculate the June 30, 2006 obligations do not impact the second quarter 2006 expense but will impact future expenses.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the expected average remaining service life (EARSL) of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. These amortizations reflect the concept, as stated in Canadian GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived therefrom. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. The cost of employee future benefits in any year should not be unduly impacted by such short-term changes in market returns, discount rates or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

The following comments highlight the significant 2006 changes and trends within the Corporation's principal pension and other benefit plans.

Pension Benefits

The major assumptions include:

The discount rate enables the Corporation to calculate the present value of the benefit obligation as of the measurement date (December 31, subject to the remeasurements required as at March 31, 2006 and June 30, 2006). The rate used is the current yield on high-quality fixed income investments whose term and cash flow are similar to the liabilities under the plan. A higher discount rate decreases the present value of the benefit obligation and increases pension expense.

The expected long-term rate of return on plan assets is determined by assessing historical and anticipated investment returns on the various categories of plan assets. Similar to the discount rate, lower expected returns result in increased expense.

Establishment of the expected average retirement age is based on a review of the actual experience of the pension plans. Lower retirement ages result in increasing the benefit obligation as well as pension expense.

The mortality rate allows the Corporation to define the duration for which benefits are expected to be paid. Mortality rates are based on actuarial

tables that are updated periodically to reflect expected mortality trends in the general population. A lower mortality rate (higher life expectancy) lengthens the benefit payment stream resulting in a higher benefit obligation and pension expense.

Pension Plan Amendment and Curtailments

The Hamilton Steel USW Local 1005 union contract ratified in June 2006 includes certain pension benefit improvements. For accounting purposes, management has determined these changes are a plan amendment and accordingly the pension plan assets and liabilities have been remeasured to reflect the impact of these amendments. The participation in the salaried workforce reduction program has resulted in a significant reduction in estimated future years of service of the salaried workforce who are members of the defined benefit pension and post-employment plans. Management has determined this was a curtailment for accounting and accordingly the pension plan assets and liabilities have been remeasured. The curtailment has resulted in immediate recognition in the second quarter 2006 operating results.

As at June 30, 2006, management updated the following assumptions for three of the four principal pension plans, which were subject to remeasurement:

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- discount rate - from 5.25% to 5.50%; and
- retirement age salaried employees - from 58 to 59.
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The consolidated funded status deteriorated from a deficit of $416 million as at March 31, 2006 to a deficit of $618 million as at June 30, 2006, mainly as a result of the loss on pension plan assets, plan amendments and early retirements somewhat offset by the revised assumption for the discount rate for the three remeasured plans (Lake Erie salary, Hamilton and corporate salary and Hamilton Steel bargaining unit). Under Canadian GAAP, the impact of changes to the above assumptions, benefit improvements, actual investment returns, and other changes are recognized over a number of years rather than in the year of occurrence. As a result, for accounting purposes, there is an accrued benefit liability of $431 million on the Consolidated Statement of Financial Position as at June 30, 2006 reflecting the deficit of $618 million reduced by $100 million of unamortized net actuarial losses, and $87 million of unamortized past service costs.

Further details on pension plans are included in Note 13 to the Consolidated Financial Statements.

Other Benefits

The assumptions for other benefit plans are similar to pension plans, with the additional factor of health care cost trend rates. Changes in the health care cost trend rate have a significant effect on the accrued benefit obligation and recorded expense. As these plans are generally unfunded, changes to the assumptions do not materially impact cash outlays. Cash outlays are the actual amounts paid for other benefits.

As at June 30, 2006, management updated the following assumptions for other benefit plans for three of the four principal plans, which were subject to remeasurement:

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- discount rate - from 5.25% to 5.75%; and
- retirement age salaried employees - from 58 to 59.
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The consolidated funded status improved from a deficit of $1,320 million as at March 31, 2006 to a deficit of $1,194 million as at June 30, 2006, primarily due to these revised assumptions and plan amendments. Similar to the accounting rules for pension plans, the full impact of changes in assumptions is not recognized in the current year. Unamortized actuarial gains and past

service costs of $107 million increased the liability recorded on the Consolidated Statement of Financial Position to $1,301 million as at June 30, 2006 from $1,320 million as at March 31, 2006.

Further details on other benefit plans are included in Note 13 to the Consolidated Financial Statements.

Income Taxes

Application of Canadian GAAP concerning future income taxes requires projection of tax rates expected to be in effect in years in which tax benefits will be realized. Changes to the amount and timing of tax rates in future years can impact the amount of income tax expense or recovery recognized in an accounting period. The realization of future income tax assets is dependent on the Corporation's ability to generate sufficient taxable income in future years to utilize income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustments to the value of future income tax assets and liabilities that could have a significant effect on earnings. See Note 7 to the Consolidated Financial Statements.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. To the extent that these future tax assets are subsequently recognized the benefits will not flow through the Consolidated Statement of Earnings (Loss) but will be treated as an amendment to fresh start accounting as required by Canadian GAAP.

Inventory Valuation

Valuation of inventories requires a number of estimates to be made, including inventory quality, condition and obsolescence. These determinations require management to exercise judgment. Inventories of raw materials and supplies are valued at the lower of cost and replacement cost. Finished products are valued at the lower of cost and net realizable value. Management must exercise judgment in determining the appropriateness of values used to determine replacement costs and not realizable values. Cyclical changes in selling prices and/or input costs can result in material adjustments being made to the carrying value of finished product inventory. As a result of the implementation of fresh start accounting on March 31, 2006, the inventory was revalued to fair value. This revaluation has had an impact on second quarter 2006 operating results and will continue to impact the results in the second half of 2006 as this inventory is sold.

Environmental

Stelco discloses environmental obligations when known and accrues the cost associated with the obligations when they are known and the costs can be reasonably estimated. Stelco owns a number of manufacturing sites that have been in existence for a significant period of time and as a result may have unknown environmental obligations.

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value, with the exception of future income taxes (see Note 4 to the Consolidated Financial Statements) and pensions and other post-employment benefits (see Note 4 to the Consolidated Financial Statements). The determination of the fair value of the assets and liabilities of the Successor has not been finalized as at the date of this MD&A. Accordingly there can be no assurance that the estimates, assumptions and values reflected in the Consolidated Statement of Financial Position of the Successor as at March 31, 2006, will be the final fair values recognized (see Note 4 to the Consolidated Financial Statements).

The useful lives of the Corporation's plant, equipment and intangible

assets are currently under review as part of fresh start reporting. Certain of these assets may have their useful life adjusted upon completion of this process.

RISK FACTORS

Stelco's business and future performance is subject to a number of risk factors including, among others, risks relating to the volatility of selling prices for steel, Stelco's energy and raw material costs, planned capital expenditures, currency fluctuations in the US dollar and environmental matters. The following discussion is an update to the section entitled "Risk Factors" in management's discussion and analysis included in Stelco's 2005 annual report and in Stelco's interim report for the quarter ended March 31, 2006.

Pricing

Due to price volatility, the Corporation cannot rely on high selling prices being sustainable in the longer term and believes it cannot compete effectively in the longer term unless it takes steps to lower its overall costs.

Costs

Stelco is continuing with its efforts to lower costs in order to ensure its long-term viability, which includes improved productivity and a leaner management structure. There can be no assurance that cost reduction initiatives will be sufficient to sustain long-term viability.

Unplanned Repairs or Equipment Outages

There can be no assurance that unplanned downtime at any of Stelco's facilities will not have a material adverse effect on Stelco. In addition, the failure of planned outages to be completed as scheduled could have a material adverse effect on Stelco.

Pension Plans

Stelco and the Province of Ontario entered into a pension agreement that prescribes the funding arrangements with respect to Stelco's four main pension plans. Despite the level of contributions required under the pension agreement, the solvency deficiency could grow as a result of future actuarial losses and benefit changes.

Steel Industry Consolidation

Stelco could face risks related to cost competitiveness and access to large customers as a result of the steel industry consolidation.

Supply and Pricing of Raw Material and Energy

Wabush Mines has recently been experiencing production problems, which will negatively impact Stelco's cost of iron ore for the remainder of the year. Plans for Wabush are being reviewed to improve production and lower costs.

Employees

In June 2006, the Salaried Transition Assistance Program (STAP) was made available to active salaried employees who are defined benefit pension plan members. The STAP provided incentives for early retirement or resignation to eligible employees. Similarly, the Transition Assistance Program (TAP) was made available to Hamilton Steel bargaining unit employees as part of the new collective agreement negotiated in June 2006. The TAP provided incentives for

early retirement to eligible employees.

Stelco is evaluating its manpower requirements consistent with its succession plans and attrition rates. Retention of the skills and knowledge of Stelco's employees, and the ability to attract and retain new employees where replacement is considered necessary, are essential to Stelco's continued operations.

Labour Matters

Risks relating to possible labour difficulties and resultant loss of production and revenue have been mitigated by the agreement reached in June 2006 with USW Local 1005 to renew the 2002 Hamilton Steel collective agreement for a period expiring on July 31, 2010.

OUTLOOK

Entering the second half of 2006, management does not foresee any prevailing factors that will significantly change the steel market from the second quarter 2006. The North American automotive market is stable with U.S. light vehicle sales for 2006 projected to reach 16.5 - 16.8 million units. The heavy truck market is expected to stay strong through 2006.The pipe and tube markets are forecasted to remain strong and stable through year-end and steel service center's inventories are currently being managed. Production for the second half of 2006 is expected to be 2.1 million net tons of semi-finished steel with approximately 2 million net tons of shipments, including the impacts of scheduled outages.

The emphasis of the management team will be to develop a new culture within Stelco where all employees anticipate and embrace necessary change. This includes changes that focus on making steel and servicing customers, increase volume and grow revenues and lower costs and improve productivity in order to ensure profitability and long-term viability.

The application of "fresh start accounting" will continue to impact future financial results. All assets and liabilities of the Corporation are being revalued to their estimated fair value at the time of implementation of the CCAA Plan. Some of the impacts include amortization changes as a result of revaluing fixed assets, cost of sales increases as a result of the revaluation of inventories from the lower of cost and net realizable value to fair value, and a decrease in pension and other post-employment benefits expense as previously unamortized actuarial losses and past service costs were eliminated from the Consolidated Statement of Financial Position. The revaluation has not yet been finalized.

Stelco's President and Chief Executive Officer, Rodney Mott, has recently added J. Kenneth Rutherford to Stelco's management team. Mr. Rutherford has assumed the responsibilities of Chief Financial Officer, replacing William E. Vaughan, who retired in May 2006.

<<

Forward-Looking Statements

This MD&A contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this MD&A or as of the date which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including increases in steel imports into Canada; employee matters, including staffing levels, the retention

of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar and their impact on the Corporation's US dollar denominated long-term debt, steel pricing and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this MD&A.

ADDITIONAL FINANCIAL INFORMATION

Additional information concerning Stelco, including the Corporation's 2005 Annual Information Form, may be viewed on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and at Stelco's Web site www.stelco.ca.

Rodney B. Mott
President and Chief Executive Officer

J. Kenneth Rutherford
Chief Financial Officer

HAMILTON, ONTARIO
August 9, 2006

CONSOLIDATED STATEMENT OF EARNINGS (LOSS)

(in millions, except per share amounts) (unaudited)	Three months ended June 30, 2006	Three months ended June 30, 2005(1)	Three months ended June 30, 2006(2)	Three months ended March 31, 2006(2)	Six months ended June 30, 2005(1)
		(Pre-		(Pre-	(Pre-

	(Successor)	decessor)	(Successor)	decessor)	decessor)
Net Sales	$ 698	$ 658	$ 698	$ 674	$ 1,386
Costs	679	571	679	695	1,164
	19	87	19	(21)	222
Amortization of property, plant and equipment	28	28	28	27	54
Amortization of intangible assets	1	1	1	1	2
Operating earnings (loss) before the following:	(10)	58	(10)	(49)	166
Employee future benefits - workforce reduction costs (Note 13)	41	-	41	-	-
Foreign exchange gain on long-term debt (Note 9)	(13)	-	(13)	-	-
Gain on sale of plate mill assets	-	(20)	-	-	(20)
Reorganization items	-	13	-	21	34
Financial expense					
Interest on long-term debt and debt subject to compromise	9	11	9	10	21
Other interest - net	8	1	8	5	5
Earnings (loss) before income tax from continuing operations	(55)	53	(55)	(85)	126
Income tax expense (recovery) (Note 7)					
Current	2	9	2	7	30
Future	(18)	6	(18)	(33)	9
Future income tax asset valuation allowance (release)	-	3	-	20	11
Future income tax rate reduction	(8)		(8)		
Net earnings (loss) from continuing operations	(31)	35	(31)	(79)	76
Net earnings (loss) from discontinued operations (Note 1)	-	5	-	(43)	13
Net earnings (loss)	$ (31)	$ 40	$ (31)	$ (122)	$ 89
Earnings (loss) per common share (Note 14)					
Basic					
Continuing operations	$ (1.14)	$ 0.34	$ (1.14)	$ (0.77)	$ 0.74
Net earnings					

(loss)	$ (1.14)	$ 0.39	$ (1.14)	$ (1.19)	$ 0.87
Fully diluted					
Continuing operations	$ (1.14)	$ 0.30	$ (1.14)	$ (0.77)	$ 0.64
Net earnings (loss)	$ (1.14)	$ 0.34	$ (1.14)	$ (1.19)	$ 0.75
Weighted average common shares outstanding - millions	27.1	102.2	27.1	102.2	102.2

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.
(2) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF RETAINED DEFICIT

(in millions) (unaudited)	Three months ended June 30, 2006	Three months ended June 30, 2005	Three months ended June 30, 2006(1)	Three months ended March 31, 2006(1)	Six months ended June 30, 2005
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Balance at beginning of period	$ -	$ (339)	$ -	$ (461)	$ (388)
Net earnings (loss)	(31)	40	(31)	(122)	89
Balance at end of period	$ (31)	$ (299)	$ (31)	$ (583)	$ (299)
Fresh start adjustment				583	
Balance at end of period - post fresh start				$ -	

(1) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions) (unaudited)	At June 30, 2006	At March 31, 2006	At December 31, 2005(1)

	(Successor)	(Successor) (Note 4)	(Predecessor)
Assets			
Current assets			
Cash and cash equivalents	$ 13	$ 2	$ 25
Restricted cash (Note 5)	5	34	17
Accounts receivable	419	413	294
Inventories	708	755	783
Prepaid expenses	38	24	29
Future income taxes (Note 7)	30	7	22
Assets held for sale	-	-	351
	1,213	1,235	1,521
Other assets			
Property, plant, equipment, and intangible assets - net	1,776	1,774	1,004
Future income taxes (Note 7)	11	19	12
Deferred pension cost	-	-	112
Other	30	36	21
	1,817	1,829	1,149
Total Assets	$ 3,030	$ 3,064	$ 2,670
Liabilities and Shareholders' Equity			
Current liabilities			
Bank and other short-term indebtedness	$ -	$ -	$ 191
Revolving term loans (Note 8)	25	35	-
Accounts payable and accrued	260	241	232
Employee future benefits (Note 13)	59	60	60
Pension liability (Note 13)	68	67	-
Income and other taxes	-	17	8
Long-term debt due within one year (Note 9)	16	18	23
Liabilities held for sale	-	-	206
Liabilities subject to compromise	-	-	630
	428	438	1,350
Other liabilities			
Employee future benefits (Note 13)	1,242	1,260	834
Pension liability (Note 13)	363	349	-
Long-term debt (Note 9)	334	346	20
Revolving term loans (Note 8)	411	392	-
Future income taxes (Note 7)	107	110	92
Asset retirement obligation (Note 6)	23	22	15
	2,480	2,479	961
Total Liabilities	2,908	2,917	2,311
Shareholders' Equity			
Convertible debenture conversion option	-	-	23
Capital stock (Note 11)	149	144	781
Contributed surplus	1	-	16
Warrants (Note 11)	3	3	-
Retained deficit	(31)	-	(461)

Total Shareholders' Equity	122	147	359
Total Liabilities and Shareholders' Equity	$ 3,030	$ 3,064	$ 2,670

(1) Due to the application of fresh start reporting (Note 4), the Consolidated Statement of Financial Position of the Predecessor and Successor are not directly comparable.

Commitments and contingencies (Note 10).

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions) (unaudited)	Three months ended June 30, 2006	Three months ended June 30, 2005(1)	Three months ended June 30, 2006(2)	Three months ended March 31, 2006(2)	Six months ended June 30, 2005(1)
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Cash provided by (used for)					
Operating activities					
Net earnings (loss) from continuing operations	$ (31)	$ 35	$ (31)	$ (79)	$ 76
Adjustments for items not affecting cash					
Reorganization items	(12)	-	(12)	(1)	-
Amortization of property, plant, and equipment	28	28	28	27	54
Amortization of intangible assets	1	1	1	1	2
Future income taxes (Note 7)	(18)	6	(18)	(33)	9
Future income tax asset valuation allowance (release) (Note 7)	-	3	-	20	11
Future income tax rate reduction (Note 7)	(8)	-	(8)	-	-
Employee pension and other future benefits	(17)	28	(17)	28	65
Foreign exchange gain on floating rate notes (Note 9)	(13)	-	(13)	-	-
Employee future benefits - workforce reduction costs	32	-	32	-	-
Fresh start inventory revaluation	49	-	49	-	-

Gain on sale of plate mill assets	-	(20)	-	-	(20)
Other	6	(3)	6	(3)	(2)
	17	78	17	(40)	195
Changes in operating elements of working capital (see below)	(13)	(26)	(13)	(2)	(44)
Other - net	5	-	5	(1)	-
Discontinued operations	-	21	-	-	7
	9	73	9	(43)	158
Investing activities					
Proceeds from sale of non-core assets	-	23	-	107	23
Expenditures for capital assets	(41)	(45)	(41)	(49)	(62)
Discontinued operations	-	(6)	-	-	(9)
	(41)	(28)	(41)	58	(48)
Financing activities					
Decrease in bank indebtedness	-	(76)	-	(9)	(134)
Increase in revolving term loans (Note 8)	9	-	9	-	-
Reduction of long-term debt (Note 9)	-	-	-	(12)	(6)
Proceeds from issue of common shares (Note 11)	5	-	5	-	-
Discontinued operations	-	8	-	-	13
	14	(68)	14	(21)	(127)
Cash, cash equivalents and restricted cash					
Net increase (decrease)	(18)	(23)	(18)	(6)	(17)
Balance at beginning of period	36	49	36	42	43
Balance at end of period	$ 18	$ 26	$ 18	$ 36	$ 26
Consists of:					
Cash and cash equivalents	$ 13	$ 12	$ 13	$ 2	$ 12
Restricted cash (Note 5)	5	14	5	34	14
	$ 18	$ 26	$ 18	$ 36	$ 26
Changes in operating elements of working capital					
Accounts receivable	$ (6)	$ 87	$ (6)	$ (127)	$ (5)
Inventories	(2)	(119)	(2)	102	(64)
Prepaid expenses	(14)	(3)	(14)	5	(4)
Accounts payable and accrued	26	13	26	9	9
Income and other taxes	(17)	(4)	(17)	9	20
	$ (13)	$ (26)	$ (13)	$ (2)	$ (44)

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.
(2) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

See accompanying Notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1. BUSINESS DESCRIPTION AND CCAA HISTORY

Business Description

Stelco Inc. ("Stelco" or the "Corporation") is one of Canada's largest steel companies. The Corporation operates two integrated steel plants in Ontario, Canada which service customers in the automotive, steel service center, appliance, energy, construction and pipe and tube industries within North America. In addition, Stelco has ownership interests in three iron ore properties, which provide to the integrated steel plants approximately 90% of their iron ore requirements as feedstock in the steelmaking process. Stelco operates its businesses through partnerships, subsidiaries and joint ventures. Where applicable, "Stelco" and the "Corporation", refer to Stelco Inc. and its partnerships, subsidiaries and joint ventures collectively.

CCAA History

On January 29, 2004, Stelco and certain related entities filed for protection under the Companies' Creditors Arrangement Act ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice granting it creditor protection. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Proceedings"). The Canadian proceedings included Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and Stelwire Ltd. ("Stelwire"), which were collectively referred to as the "Applicants". The U.S. Proceedings included Stelco, Stelpipe, and Stelwire. The Corporation's other subsidiaries and joint ventures were not included in the proceedings. For the periods prior to emergence from CCAA, collectively, the Applicants and the Corporation's other subsidiaries and joint ventures are referred to as the "Predecessor" in the consolidated financial statements and notes.

At the end of the day on March 31, 2006, the Predecessor implemented its Third Amended and Restated Plan of Arrangement and Reorganization (the "CCAA Plan"), as approved by the Court on January 20, 2006, and emerged from CCAA protection. For the purpose of these Consolidated Financial Statements the Corporation is referred to as the "Successor" in respect of the period after implementation of the CCAA Plan. Also, on March 31, 2006, a plan of arrangement under the Canada Business Corporation's Act ("the CBCA") that involved the Corporation (the "CBCA Plan") was implemented. In accordance with the CBCA Plan, the Predecessor's business was reorganized with specific assets and liabilities being transferred into separate limited partnerships. Upon implementation of this reorganization, Stelco became the parent company and limited partner of these limited partnerships. Further information on the CCAA Plan and CBCA Plan is outlined below.

Discontinued Operations

As part of the CCAA, Stelco divested all of its manufactured products and mini-mill businesses. The impact on earnings for the three months ended March 31, 2006 was a net loss of $43 million (net of income tax of $2 million), for the three months ended June 30, 2005 was net earnings of $5 million (net of income tax of $2 million) and for the six months ended June 30, 2005 net earnings of $13 million (net of income tax of $6 million).

Treatment of Stakeholders Compromised Under the CCAA Plan

Holders of Affected Claims

Under the CCAA Plan, the claims of the unsecured creditors (the "Affected Creditors") were not satisfied in full by the consideration distributed under the CCAA Plan. At March 31, 2006, the final accepted Affected Creditor claims of $547 million were settled in exchange for the following:

- New Secured Floating Rate Notes ("FRNs") in the US dollar equivalent of $275 million Canadian;
- 6,364,000 newly issued common shares (the "New Common Shares") of Stelco (1,100,000 prorated among all Affected Creditors and 5,264,000 prorated based on amounts elected through the share election process);
- Cash of $108,548,000;
- Warrants for 1,418,500 New Common Shares (the "New Warrants") with an exercise price of $11.00 per New Common Share and a seven-year term.

Holders of Series A and B voting Common Shares

The Series A and B voting common shares previously outstanding were exchanged into new redeemable shares, at a ratio of 0.000001 for each such share. Such shares were then redeemed and cancelled on March 31, 2006 for nil consideration.

Agreements

Plan Sponsor Agreement

The New Common Shares of the restructured Stelco were divided among three groups under the CCAA Plan: the Affected Creditors (as referred to above), the Province of Ontario (the "Province") and Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors"). The Province obtained its equity interest as part of the financing provided to Stelco (Note 9) wherein it received warrants to purchase 851,100 New Common Shares. The Equity Sponsors acquired their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, the Equity Sponsors agreed to purchase 19,736,000 New Common Shares of Stelco at a price of $5.50 per share for proceeds of $108,548,000. These funds were used for the cash distribution to Affected Creditors under the Plan as referred to above.

Pension Plan Funding Agreement

Stelco and the Province along with the Superintendent of Financial Services of Ontario and certain of the newly formed LPs entered into a pension funding agreement (the "Pension Agreement") on March 31,

2006 that outlines the funding arrangements with respect to Stelco's four main pension plans. The purpose of the Pension Agreement is to transition the four main plans from the Section 5.1 election of Regulation 909 of the Pension Benefits Act (Ontario) (the "PBA"), which had exempted the four main plans from funding of the solvency deficiencies under the plans in exchange for higher pension benefit guarantee fund payments, to the general regulatory requirements of the PBA by no later than January 1, 2016. See Notes 9, 11, and 13 for further details.

Plan Financing

New financing was raised under the Plan from the following sources:

- New ABL Facility (asset based loan) (Note 8)	up to $600 million
- New Secured Revolving Term Loan (Note 8)	$375 million
- New Province Note (Note 9)	$150 million
- Federal Government Grant (Note 10)	$30 million

2. BASIS OF PRESENTATION

As a result of a substantial realignment of equity and non-equity interests in the Corporation (Note 4), "fresh start" reporting was adopted on March 31, 2006. In accordance with CICA Handbook Section 1625 - "Comprehensive Revaluation of Assets and Liabilities", the Corporation is undertaking a comprehensive revaluation of its assets and liabilities. As required by CICA Handbook Section 1625, the enterprise value has been allocated based upon management's best estimate of the relative fair values of the identifiable assets and liabilities of the Corporation in accordance with the guidance in CICA Handbook Section 1581 - "Business Combinations". As the Corporation has only recently emerged from CCAA, it is not practicable to definitely allocate the enterprise value. Once this matter has been resolved, the Corporation will reassess its initial allocation (see Note 4). The effect may be to transfer amounts between property, plant and equipment, inventories and intangible assets and future income taxes. The amount, if any, is not presently determinable.

The Consolidated Statement of Financial Position as at March 31, 2006 reflects the accounts of the Successor. While not comparable, the Consolidated Statement of Earnings (Loss) and the corresponding Consolidated Statement of Cash Flows reflects the activities of the Successor and Predecessor for the three months and six months ended June 30, 2006 and 2005.

While the Predecessor was under creditor protection (January 29, 2004 - March 31, 2006), the Predecessor applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7), where it did not conflict with Canadian generally accepted accounting principles ("Canadian GAAP"), in the preparation of its consolidated financial statements. As a result, the Predecessor made adjustments to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business.

The consolidated financial statements of the Successor and Predecessor companies are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP using the going concern concept which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of

business for the foreseeable future. These interim financial statements do not include all of the disclosure required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian GAAP, which require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The significant policies are summarized below:

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value (Note 4), with the exception of future income taxes, which have been reported in accordance with CICA Handbook Section 3465 - Income Taxes (Note 7) and pension and other post-employment benefits, which have been reported in accordance with CICA Handbook Section 3461 - Employee Future Benefits (Note 13).

Intangible assets will be recognized at their fair value effective March 31, 2006, including those identified through the fresh start process but not previously recorded. This process is not complete at this time (see Note 4).

The useful lives of the Corporation's plant, equipment and intangible assets are currently under review as part of fresh start reporting. Certain of these assets may have their useful life adjusted upon completion of this process.

Principles of Consolidation

The consolidated financial statements include the accounts of Stelco Inc., its wholly owned subsidiaries and partnerships, and its proportionate share of the accounts of its joint ventures.

Foreign Currencies

Monetary assets and liabilities originating in foreign currencies are translated at quarter-end exchange rates. All other assets and liabilities originating in foreign currencies are translated at the quarter-end exchange rate or at historic rates prevailing when the assets were acquired or the liabilities incurred for transactions after March 31, 2006. Income and expense items, other than those related to assets and liabilities translated at historic rates, are generally translated at the rate in effect at the time the transaction occurs.

Gains or losses resulting from foreign currency translations are reflected in the Consolidated Statement of Earnings (Loss).

The temporal method of translation of foreign currency is followed for foreign subsidiaries, all of which are considered to be financially and operationally integrated. Translation of foreign currencies for the foreign subsidiaries using the temporal method is consistent with the method described above.

Inventories

Inventories on hand at March 31, 2006 are recorded at estimated fair values on March 31, 2006 pursuant to the reorganization implemented by the Corporation on that date. Post March 31, 2006 inventories of raw materials and supplies are valued at the lower of cost and replacement cost. Semi-finished product inventories are valued at actual cost. Finished product inventories are valued at the lower of cost and net realizable value.

Property, Plant, and Equipment

Property, plant and equipment purchased prior to April 1, 2006 is recorded at the estimated fair value on March 31, 2006 pursuant to the financial reorganization implemented by the Corporation on that date. Property, plant, and equipment purchased after March 31, 2006 is carried at cost less accumulated amortization, and includes construction in progress. The Corporation expenses interest costs directly associated with capital projects. Amortization is provided using the straight-line method applied to the cost of the assets at rates based on their estimated useful life and beginning from the point when production commences except for the cost of blast furnace relines (see below) and at certain mining properties where amortization is calculated on a unit-of-production basis. The following annual amortization rates are in effect:

- Buildings	20 to 30 years
- Equipment	15 to 20 years
- Automotive and mobile equipment	5 to 10 years
- Raw material plants and properties	20 years

Blast Furnace Relines

The Corporation's blast furnaces periodically require extensive relining. Costs incurred in the reline of a blast furnace that extend the useful life of the furnace are capitalized and amortized over their estimated useful life on a unit-of-production basis. Other repair and maintenance costs that may be incurred during the reline are expensed.

Intangible Assets

Intangible assets of the Corporation are computer systems and applications. Intangible assets purchased prior to April 1, 2006 are recorded at the estimated fair value on March 31, 2006 pursuant to the reorganization implemented by the Corporation on that date. Intangible assets purchased after March 31, 2006 are recorded at historical cost. Amortization is recorded on a straight-line basis over an estimated eight-year life beginning from March 31, 2006 or the purchase date if after March 31, 2006.

Impairment of Long-Lived Assets

An impairment loss would be recognized when the carrying value of a long-lived asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value.

Employee Future Benefits

The Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures maintain a number of defined benefit and defined contribution plans providing pension, other retirement

and post-employment benefits to most of its employees.

Pension plan assets are valued at market-related value and are used to calculate the expected rate of return on plan assets. Market-related value is the market value of pension plan assets averaged over a three-year period.

The cost of pension and other post-employment benefits (including medical benefits, dental care, life insurance and certain compensated absences) is charged to income annually. The cost is computed on an actuarial basis using the projected benefit method by estimating the usage, frequency and cost of services covered and management's best estimate of the long-term rate of return on plan assets, discount rates, salary escalation, health care cost trends, retirement age, mortality and other factors. These assumptions relate to factors that are of a long-term nature and, consequently, are subject to a degree of uncertainty. Actual trends and values may differ from those assumed at this time resulting in changes in the cost of pension and other post-employment benefits in future periods. The assumptions are reviewed and updated annually or more frequently where the level of benefits provided to employees changes. Past service costs (such as increased benefits provided under labour contract settlements) are amortized over the estimated average remaining service life ("EARSL") of the employees at the date of the amendment.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the EARSL of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. These amortizations reflect the concept, as stated in Canadian GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived therefrom. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. The cost of employee future benefits in any year should not be unduly impacted by such short-term changes in market returns, discount rates or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

Salaried employees hired after July 31, 1997 participate in the Corporation's "Opportunity" or similar programs, which include a flexible credit plan for benefits and a self-directed group RRSP. These employees do not participate in the defined benefit plans. These programs are accounted for as defined contribution plans. Costs of defined contribution plans are expensed as incurred.

Income Taxes

The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities) and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and the differences between the opening and ending balances of the future

income tax assets and liabilities. The effect of increases and decreases to future income tax assets and liabilities arising from changes in tax rates is recognized in income in the period the changes occur.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. To the extent that these future tax assets are subsequently recognized the benefits will not flow through the Consolidated Statement of Earnings (Loss) but will be treated as an amendment to fresh start accounting.

Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. FRESH START REPORTING

As outlined in Note 2, Stelco adopted fresh start reporting on March 31, 2006. As a result, all assets and liabilities of the Successor have been reported at fair values, except for future income taxes, which are reported in accordance with the requirements of CICA Handbook Section 3465, and pension and other post-employment benefits, which are reported in accordance with CICA Handbook Section 3461.

The fair values of the assets and liabilities of the Successor have been based on management's best estimates as of March 31, 2006. The determination of the fair values of the assets and liabilities of the Successor has not been finalized as at the date of these interim consolidated financial statements. The Successor is continuing to finalize its valuation of assets and liabilities, primarily property, plant and equipment, inventories, intangibles and future income taxes. Any adjustments will be made to the Consolidated Statement of Financial Position as at March 31, 2006. The determination of fair values involves certain estimates and assumptions, which are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no assurance that the estimates, assumptions and values reflected in the Consolidated Statement of Financial Position of the Successor as at March 31, 2006 will result in their final fair values. At this time, the fair value adjustment is estimated to be an asset of $739 million and has currently been allocated to Property, plant, equipment and intangible assets on the Consolidated Statement of Financial Position.

The following Consolidated Statement of Financial Position as at March 31, 2006 was included in the first quarter 2006 report (Note 5). The adjustments to the Predecessor balances related to predecessor shareholders, affected creditors and equity sponsors and pensions and financing were finalized upon emergence from CCAA. As indicated above, the fresh start adjustments are under review and may be subject to further change.

Stelco Inc.
Consolidated Statement of Financial Position

Third Amended and Restated Plan

of Arrangement and Reorganization

(in millions)	At March 31, 2006	Predecessor Shareholders	Affected Creditors and Equity Sponsors
	(Predecessor)		
Assets			
Current assets			
Cash and cash equivalents	$ 2	$ -	$ 108(2) (108)(1)
Restricted cash (Note 5)	34	-	-
Accounts receivable	413	-	-
Inventories	680	-	-
Prepaid expenses	24	-	-
Future income taxes (Note 7)	5	-	-
	1,158	-	-
Other assets			
Property, plant, equipment, and intangible assets - net	1,035	-	-
Deferred pension cost	99	-	-
Future income taxes (Note 7)	38	-	-
Other	21	-	-
	1,193	-	-
Total Assets	2,351	-	-
Liabilities and Shareholders' Equity			
Current liabilities			
Bank and other short-term Indebtedness	182	-	-
Revolving term loans (Note 8)	-	-	-
Accounts payable and accrued	241	-	-
Employee future benefits	60	-	-
Pension liability	-	-	-
Income and other taxes	17	-	-
Long-term debt due within one year - existing (Note 9)	18	-	-
Future income taxes (Note 7)	-	-	-
Liabilities subject to compromise	640	-	(640)(1)
	1,158	-	(640)
Other liabilities			
Employee future benefits	847	-	-
Pension liability	-	-	-
Long-term debt - existing (Note 9)	14	-	-
Long-term debt - New Secured Floating Rate Notes (Note 9)	-	-	275(1)
Long-term debt - New Province Note - (Note 9)	-	-	-
Revolving term loans (Note 8)	-	-	-
Future income taxes (Note 7)	79	-	-
Asset retirement obligation (Note 6)	16	-	-

	956	-	275
Total Liabilities	2,114	-	(365)
Shareholders' Equity			
Convertible debentures conversion option	23	-	(23)(1)
Capital stock	781	(781)(1)	36(1) 108(2)
New Warrants (Note 11)	-	-	2(1)
Province Warrants (Note 11)	-	-	-
Contributed surplus	16	(16)(1)	-
Retained deficit	(583)	797(1)	242(1)
Total Shareholders' Equity	237	-	365
Total Liabilities and Shareholders' Equity	$ 2,351	$ -	$ -

	Third Amended and Restated Plan of Arrangement and Reorganization		
(in millions)	Pensions and Financing	Fresh Start Adjustments	At March 31, 2006
			(Successor)
Assets			
Current assets			
Cash and cash equivalents	$ (382)(6) 150(4) 232(5)	$ -	$ 2
Restricted cash (Note 5)	-	-	34
Accounts receivable	-	-	413
Inventories	-	75(7)	755
Prepaid expenses	-	-	24
Future income taxes (Note 7)	-	2(8)	7
	-	77	1,235
Other assets			
Property, plant, equipment, and intangible assets - net	-	739(7)	1,774
Deferred pension cost	-	(99)(7)	-
Future income taxes (Note 7)	-	(19)(8)	19
Other	13(3)	2(7)	36
	13	623	1,829
Total Assets	13	700	3,064
Liabilities and Shareholders' Equity			
Current liabilities			
Bank and other short-term Indebtedness	(182)(5)	-	-
Revolving term loans (Note 8)	35(3,5)	-	35
Accounts payable and accrued	-	-	241
Employee future benefits	-	-	60
Pension liability	-	67(7)	67
Income and other taxes	-	-	17
Long-term debt due within one			

year - existing (Note 9)	-	-	18
Future income taxes (Note 7)	-	-	-
Liabilities subject to compromise	-	-	-
	(147)	67	438
Other liabilities			
Employee future benefits	-	413(7)	1,260
Pension liability	(382)(6)	731(7)	349
Long-term debt - existing (Note 9)	-	-	14
Long-term debt - New Secured Floating Rate Notes (Note 9)	-	-	275
Long-term debt - New Province Note - (Note 9)	149(4)	(92)(7)	57
Revolving term loans (Note 8)	392(3,5)	-	392
Future income taxes (Note 7)	-	31(8)	110
Asset retirement obligation (Note 6)	-	6(7)	22
	159	1,089	2,479
Total Liabilities	12	1,156	2,917
Shareholders' Equity			
Convertible debentures conversion option	-	-	-
Capital stock	-	-	144
New Warrants (Note 11)	-	-	2
Province Warrants (Note 11)	1(4)	-	1
Contributed surplus	-	-	-
Retained deficit	-	(456)(7)	-
Total Shareholders' Equity	1	(456)	147
Total Liabilities and Shareholders' Equity	$ 13	$ 700	$ 3,064

The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the Plan and consummation of the various agreements:

(1) Implementation of the Plan as outlined in Note 1.

The following table reconciles the Predecessor's liabilities subject to compromise to those that were accepted claims under the Plan:

(in millions)	At March 31, 2006	At March 31, 2005	At December 31, 2005
	(Predecessor)	(Predecessor)	(Predecessor)
Liabilities subject to compromise			
Accepted claims	$ 547	$ 532	$ 546
Post-filing interest	83	44	73
Unfiled claims	10	12	11
Total liabilities subject			

to compromise	$ 640	$ 588	$ 630
Settlement			
Cash	$ 108		
FRN's	275		
New Common Shares	36		
New Warrants	2		
Total consideration	$ 421		
Excess of claims over distribution	219		
Convertible debenture conversion option	23		
Total adjustment to retained deficit	$ 242		

The holders of Series A and B voting common shares received nil consideration.

(2) Issuance of shares for cash under the Plan Sponsor Agreement (Note 1).
(3) Payment of financing fees on implementation of the Plan, which have been deferred and will be amortized over the term of the related facilities (Note 8).
(4) Receipt of cash under the Province Agreement in exchange for a note payable and issuance of warrants (Note 9).
(5) Repayment of borrowings under the Predecessor's line of credit and increase in revolving term loans in order to make pension funding payment.
(6) Initial pension funding made under the Province Agreement.
(7) Comprehensive revaluation of assets and liabilities and elimination of the deficit.
(8) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused tax losses or other deductions are realized.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. To the extent that these future tax assets are subsequently recognized the benefits will not flow through the Consolidated Statement of Earnings (Loss) but will be treated as an amendment to fresh start accounting.

Included under the Fresh Start Adjustment caption are all tax adjustments required to transition the Predecessor's accounts to the Successor's accounts at March 31, 2006

5. RESTRICTED CASH

The Predecessor's restricted cash represented funds being held in trust with the monitor under the CCAA proceedings pending direction from the Ontario Superior Court of Justice for its use. The composition of these funds is derived as follows:

(in millions)	At June 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Proceeds relating to the sale of Welland Pipe Ltd., CHT Steel Inc., and Stelpipe Ltd. assets	$ -	$ -	$ 17
Proceeds from the sale of the shares of Norambar Inc., Stelwire Ltd., and Stelfil Ltée	-	30	-
Proceeds from the sale of the shares of AltaSteel Ltd.	5	4	-
	$ 5	$ 34	$ 17

During the second quarter of 2006, the monitor released the proceeds held in trust pertaining to the sale of the shares of Norambar Inc., Stelwire Ltd., and Stelfil Ltée. in accordance with the related purchase and sale agreement. The remaining restricted cash will be released in the fourth quarter of 2006 as per the terms of the related purchase and sale agreement.

6. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations relate to the site restoration and reclamation of iron ore properties at the Corporation's mining interests in Wabush, Tilden and Hibbing. The following table provides the pertinent information associated with these obligations:

(in millions)	At June 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Opening balance	$ 22	$ -	$ 12
Accretion expense	1	-	2
Effect of change in estimates	-	-	1
Liabilities incurred (settled)	-	-	-
Ending balance	$ 23	$ 22(1)	$ 15
Underlying assumptions:			
Undiscounted cash flow estimates	86	86	86
Credit-adjusted interest rate	12.00%(2)	12.00%(2)	16.65%
Time frame to settle the obligations (years)	2013 - 2050	2013 - 2050	2013 - 2050

(1) Reflects the estimated fair value assigned to this obligation under fresh start reporting (Note 4).

(2) Reflects the estimated credit-adjusted interest rate of the Corporation, subject to finalization upon completion of the Corporation's comprehensive revaluation of assets and liabilities (Note 4).

7. COMPONENTS OF CONSOLIDATED INCOME TAXES

The income tax expense (recovery) differs from the amount calculated by applying Canadian income tax rates (federal and provincial) to the earnings (loss) before income taxes from continuing operations, as follows:

(in millions)	Three months ended June 30, 2006
	(Successor)
(Loss) before income taxes from continuing operations	$ (55)
Income tax expense (recovery) computed using statutory income tax rates (2006 - 43%)	(24)
Add (deduct):	
Manufacturing and processing credit	5
Resource allowance/depletion	(1)
Impact of federal income tax rate reduction	(8)
Foreign exchange gain on US denominated debt	(2)
Impact of intercompany foreign exchange	4
Other	2
	-
Income tax expense (recovery)	(24)
Net (loss)	$ (31)

Components of future income tax and liabilities are summarized as follows:

(in millions)	At June 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Future income tax assets			
Employee future benefits	$ 408	$ 445	$ 300
Pension liability	133	143	-
Non-capital loss carry-forwards	117	154	97
Corporate minimum taxes	17	17	18
Net capital losses	24	27	7
Other	31	24	17
Total future income tax assets before valuation allowance	$ 730	$ 810	$ 439
Less: valuation allowance	(439)	(483)	(289)
Total future income tax assets after valuation allowance	$ 291	$ 327	$ 150
Future income tax liabilities			
Plant and equipment - difference in net book value and unamortized capital cost	$ 303	$ 335	$ 118
Deferred pension cost	-	-	37

Investment in joint ventures	29	35	36
Other	25	41	17
Total future income tax liabilities	357	411	208
Net future income tax asset (liability)	$ (66)	$ (84)	$ (58)

The future income tax asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

(in millions)	At June 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Future income tax asset - current	$ 30	$ 7	$ 22
Future income tax asset - non-current	11	19	12
Future income tax liability - non-current	(107)	(110)	(92)
Net future income tax asset (liability)	$ (66)	$ (84)	$ (58)

Future Income Taxes

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. To the extent that these future tax assets are subsequently recognized the benefits will not flow through the Consolidated Statement of Earnings (Loss) but will be treated as an amendment to fresh start accounting.

8. BANK AND OTHER SHORT-TERM INDEBTEDNESS AND REVOLVING TERM LOANS

(in millions)	At June 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Bank and other short-term indebtedness	$ -	$ -	$ 191
Revolving term loans			
Current	25	35	-
Non-current	411	392	-
Total	$ 436	$ 427	$ 191

Revolving Term Loans

Asset Based Loan Facility

On March 31, 2006, the $75 million debtor-in-possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US Base rate + 0.5% or London Inter-Bank Overnight Rate ("LIBOR") + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and, prior to each anniversary date, the facility can be renewed for a period of two years if the lendor and Stelco mutually agree. The ABL facility is secured by a first priority security interest in the eligible inventory and eligible accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest in all other property and assets of the Corporation, limited to $300 million, and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral of eligible accounts receivable and eligible inventory and reserves, but will not exceed $600 million. The ABL facility incurs an annual fee of 0.375% of any non-use of funds available under the facility. The facility is subject to certain restrictive covenants.

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Ltd. (a shareholder of the Corporation - Note 1), in the amount of $375 million for a term of seven years. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75% until March 31, 2009 after which the loan bears interest at bankers' acceptance rate plus 7.25%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the fixed assets of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in certain subsidiaries, partnerships and joint ventures of Stelco. Stelco intends to repay amounts borrowed under this facility within one year, therefore these borrowings have been reflected as a current liability on the Statement of Financial Position. Under this facility, Stelco is required to pay an annual fee of 3% of the aggregate commitment of $375 million on each anniversary date of Plan implementation. In addition, the facility requires the Company to pay 3% of the outstanding credit facility in place at March 31, 2009, if it intends to extend the facility.

Included in financial expense for the second quarter of 2006 is approximately $1 million relating to borrowings under this agreement. The interest on borrowings is calculated in accordance with the applicable lending agreement, yielding approximately 11% as at June 30, 3006. The majority of interest is paid prior to the end of each month, therefore a nominal amount is outstanding at June 30, 2006.

9. LONG-TERM DEBT

(in millions)	At June 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Long-term debt of Stelco subject to compromise	$ -	$ -	$ 412
Term loans associated with discontinued operations(4)	-	-	16
Floating rate notes at LIBOR + 8.50%(1)(5)	262	275	-
1% province note(2)	149	149	-
1% province note - fair value adjustment(2)	(91)	(92)	-
Term loan at Canadian prime rate plus 2.50% matured on June 10, 2005(3)	3	5	22
Term loan at bankers' acceptance rate plus 1.50% maturing on January 31, 2008(6)	27	27	33
Long-term debt	350	364	483
Less amount subject to compromise or held for sale	-	-	(440)
Less amount due within one year	(16)	(18)	(23)
Long-term debt	$ 334	$ 346	$ 20

(1) Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, affected creditors received floating rate notes ("FRN's") equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest on the FRN's is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of LIBOR plus 5.50% if paid in cash and LIBOR plus 8.50% if paid in new FRN's. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% of face value until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL facility and the secured revolving term loan (Note 8) in all respects including rights to payment and enforcement until both the ABL facility and secured revolving term loan are repaid in full.

(2) Province Note

In accordance with the Pension Agreement (see Note 13), the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares of Stelco. The

Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum, payable semi-annually in cash or, at Stelco's option, by delivering Stelco common shares. At March 31, 2006, the $150 million was allocated between the Province Note and the fair value of the warrants (see Note 11 for terms of the warrants). Upon the application of fresh start reporting on March 31, 2006, the Province Note was adjusted to its estimated fair value of $57 million (see Note 4) and will be accreted up to its face value over the term of the Note assuming an effective interest rate of 12%. During the second quarter of 2006 an accretion expense of $1 million was recorded in interest on long-term debt on the Consolidated Statement of Earnings (Loss).

(3) The term loan is an obligation of a wholly owned subsidiary of the Corporation. The loan is currently in default and the assets remaining in the subsidiary are not sufficient to satisfy this obligation.

(4) These term loans were assumed by the purchaser upon completion of the sale of the non-core subsidiaries during the first quarter of 2006.

(5) A $13 million gain was recorded during the second quarter of 2006 due to the revaluation of the notes using the June 30, 2006 U.S. dollar exchange rate.

(6) The term loan is an obligation of a wholly owned subsidiary of the Corporation.

10. COMMITMENTS AND CONTINGENCIES

Capital Programs and Other Commitments

Stelco has binding commitments for capital programs totalling $21 million. Of this amount, $17 million relates to Phase 2 of the Lake Erie Steel Limited Partnership hot strip mill upgrade.

Pursuant to an outsourcing agreement, the Corporation has committed approximately $110 million up to and including year 2012.

Federal Government Grant

The Government of Canada announced on November 23, 2005, that it would provide a $30 million co-generation grant. The federal contribution represented approximately 60% of the initial cost of the Corporation's near-term cogeneration spending. Since the time of the commitment, there was a change in Government. In June 2006, the Corporation was advised by the Government that it cancelled its previously announced commitment to contribute the $30 million.

Contingencies

Georgian Windpower Corporation ("GWC") commenced a lawsuit against Stelco Inc. during the course of the CCAA proceedings alleging, among other things, breach of contract by Stelco in connection with Stelco's termination in April 2005 of a Memorandum of Understanding ("MOU") and Agreement to Enter into a Land Lease Agreement ("AELLA") between Stelco and GWC. GWC has claimed damages of $350 million. The

Corporation is vigorously defending this action. The result and value of the GWC claim is not determinable at this time and consequently the Corporation has not recorded any provisions in the consolidated financial statements.

11. CAPITAL STOCK

Common Shares

	At June 30, 2006	At March 31, 2006
	(Successor)	(Successor)
Total number of common shares	27,100,000	26,100,000
Total (in millions)	$ 149	$ 144

New Common Shares

The Corporation issued 26,100,000 new common shares upon emergence from CCAA with a value of $5.50 per share. On April 2, 2006, the President and Chief Executive Officer purchased 1,000,000 common shares from treasury for cash consideration of $5.5 million, bringing the total number of common shares outstanding as of that date to 27,100,000.

Warrants

Upon emergence from CCAA, the Corporation issued a total of 2,269,600 warrants. The holders of liabilities subject to compromise received 1,418,500 warrants with an estimated fair value of $2 million as partial consideration in exchange for their claim accepted under CCAA. The Province received 851,100 warrants with an estimated fair value of $1 million as partial consideration for the province loan (Note 9). Each warrant entitles the holder to purchase one common share at an exercise price of $11.00. The total number of common shares issuable under the exercise of all outstanding warrants represents approximately 7% of common shares outstanding upon the exercise of warrants on a diluted basis. These warrants have a term of seven years and are exercisable at any time after June 26, 2006 up to their expiration on March 31, 2013.

12. STOCK-BASED COMPENSATION

Incentive Stock Option Plan

Effective April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The ISOP is intended to attract and retain superior directors, officers, advisors, employees and other persons engaged to provide ongoing services to the Corporation or its affiliates. The total number of stock options available under the ISOP is 2,610,000, of which 1,944,000 were issued at an exercise price of $5.50 per common share. The options vest semi-annually over a four-year period from the date of the grant (the "Grant Date") in eight equal installments, subject to acceleration under certain circumstances. The options expire 10 years after the Grant Date. In accordance with the provisions of the ISOP, the exercise price of options granted thereunder is required to be the market value, as defined in the ISOP, on the Grant Date. During the second quarter of 2006, 200,000 options were forfeited and 150,000 additional options were granted. The total options available under the ISOP at June 30, 2006 is 716,000.

Total compensation expense of $0.4 million has been included in costs

for the second quarter of 2006.

The compensation expense for grants made under the ISOP was determined at the grant date using the fair value method by applying the Black-Scholes option-pricing model using the following assumptions:

Grant date	June 21, 2006	April 1, 2006
Expected volatility	40%	40%
Risk-free interest rate	4.33%	4.00%
Expected life	0 - 4 years	0 - 4 years
Expected dividends	Nil	Nil

The weighted average exercise price for options outstanding at June 30, 2006 is $6.47.

13. EMPLOYEE FUTURE BENEFITS

Benefit Plan Cost

The defined benefit costs recognized in the second quarter and first six months of 2006 and 2005 are outlined as follows:

(in millions)	Three months ended June 30, 2006	Three months ended June 30, 2005
	(Successor)	(Predecessor)
Pensions	$ 3	$ 37
Other benefit plans	20	21
Total reported in costs	23	58
Curtailments	14	-
Severance	8	-
Voluntary retirement incentives	19	-
Total reported as workforce reduction costs	41	-
Total net benefit plan costs	$ 64	$ 58

(in millions)	Three months ended June 30, 2006(1)	Three months ended March 31, 2006(1)	Six months ended June 30, 2005
	(Successor)	(Predecessor)	(Predecessor)
Pensions	$ 3	$ 36	$ 77
Other benefit plans	20	27	47
Total reported in costs	23	63	124

Curtailments	14	-	-
Severance	8	-	-
Voluntary retirement incentives	19	-	-
Total reported as workforce reduction costs	41	-	-
Total net benefit plan costs	$ 64	$ 63	$ 124

(1) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

Substantially all of the Corporation's pension benefit plans are not fully funded.

Pension Plans

	At June 30, 2006	Remeasurement	Plan Amendments	Retirements	At June 30, 2006
Affected Plans					
Plan assets	$ 2,781	$ (142)	$ -	$ -	$ 2,639
Accrued benefit obligations	3,124	(75)	87	63	3,199
Funded status	(343)	(67)	(87)	(63)	(560)
Unamortized net actuarial (gains) losses	(6)	67	-	39	100
Unamortized past service costs	-	-	87	-	87
Accrued benefit obligation	(349)	-	-	(24)	(373)
Unaffected Plans					
Accrued benefit obligation	(58)	-	-	-	(58)
Total accrued benefit obligation	(407)	-	-	(24)	(431)
Current	(68)	-	-	-	(68)
Non-current	(339)	-		(24)	(363)
Total accrued benefit obligation	$ (407)	$ -	$ -	$ (24)	$ (431)

Other Benefit Plans

	At June 30, 2006	Remeasurement	Plan Amendments	Retirements	At June 30, 2006
Affected Plans					
Plan assets	$ -	$ -	$ -	$ -	$ -
Accrued benefit					

obligations	1,015	(66)	(74)	23	898
Funded status	(1,015)	66	74	(23)	(898)
Unamortized net actuarial (gains) losses	-	(66)	-	20	(46)
Unamortized past service costs	-	-	(74)	13	(61)
Accrued benefit obligation	(1,015)	-	-	10	(1,005)
Unaffected Plans					
Accrued benefit obligation	(296)	-	-	-	(296)
Total accrued benefit obligation	(1,311)	-	-	10	(1,301)
Current	(59)	-	-	-	(59)
Non-current	(1,252)	-	-	10	(1,242)
Total accrued benefit obligation	$ (1,311)	$ -	$ -	$ 10	$ (1,301)

Assumptions

	At June 30, 2006	At March 31, 2006
Discount Rate		
Pension plans discount rate	5.50%	5.25%
Other benefit plans - healthcare	5.75%	5.25%
Other benefit plans - compensated absences	5.50%	5.00%
Retirement Age		
Salaried employees	59	58

As a result of the emergence from CCAA on March 31, 2006, the Corporation was required to undertake a comprehensive revaluation of its assets and liabilities, which included a remeasurement of all of the Corporation's pension and other benefit plan obligations under CICA Handbook Section 3461 - Employee Future Benefits. The results of the remeasurement, as reported in the first quarter 2006, included the elimination of previously recorded unamortized net actuarial losses and unamortized past service costs. As a result, this had the effect of reducing the employee future benefit expense in the second quarter 2006 by $40 million.

In the second quarter 2006, there was:

- a contract settlement reached with USW Local 1005 which contained pension and benefit improvements, including an annual pension indexing tied to a cost of living adjustment;
- announced reductions in the other benefit programs, which substantially impacted the active salary workforce (and salaried retirees);
- a Salaried Transition Assistance Program ("STAP"), which provided

incentives for early retirement or resignation to employees who were members of the two principal salary defined benefit pension plans. The program closed on June 30, 2006;

- a Transition Assistance Program ("TAP"), which provided incentives for early retirement to Hamilton Steel bargaining unit employees as part of the contract settlement reached with USW Local 1005. The program closed on July 14, 2006.

The STAP resulted in a severance expense of $19 million in the second quarter 2006 which, when combined with other terminations in the period of $8 million, resulted in a total cost of $27 million. The TAP will result in a severance cost of $5 million which will be recognized in the third quarter 2006.

These events had an impact on three of the Corporation's four principal pension and other benefit plans (the Hamilton Steel bargaining unit plans and the salary plans covering the Lake Erie Steel salary workforce and the combined Corporate and Hamilton Steel salary workforce). The Lake Erie Steel bargaining unit plans are not impacted by these changes as they are covered under a separate labour agreement.

As a result of the significant reduction of the salary workforce arising from the STAP program and the impact of certain reductions in the salary other benefit programs there was a net curtailment expense recognized in the second quarter 2006 of $14 million.

Two plan amendments (the Hamilton Steel bargaining unit pension indexing adjustment, net of a reduction in the salary early retirement pension benefit) resulted in net pension unamortized past service cost of $87 million. While this amount did not impact second quarter 2006 earnings, the amount will be amortized over the expected average remaining service life ("EARSL") of the active employees.

Other benefit plan amendments which primarily reflect an extensive reduction to the salary health care benefits resulted in an unamortized past service gain of $74 million. Similar to the pension impact noted above, this amount did not impact second quarter 2006 earnings and will be amortized over EARSL.

As a result of the significant plan amendments, there was a requirement to remeasure the affected plans described above. The remeasurement required a review and update of all significant assumptions underlying these plans, including the discount rate, retirement age, and expected long term rate of return on pension plan assets. The change in assumptions is tabled in this note. In the case of the pension plans the actual negative returns experienced since the last remeasurement in March 2006 compared to the expected rate of return exceeded the favourable impact of the 0.25% increase in the pension discount rate, resulting in a net pension unamortized actuarial loss of $67 million. The effect of employee reductions both prior to and including the TAP program for the Hamilton bargaining unit plan added an additional $39 million to the actuarial loss.

In the case of the other benefit plans, the increase in the discount rate by 0.5% resulted in an unamortized actuarial gain of $66 million. The effect of employee reductions, both prior to and including the STAP and TAP, resulted in an unamortized actuarial loss of $20 million.

Pension Plan Funding Arrangements

As a condition of the CCAA Plan, Stelco and the Province entered into the Pension Agreement, effective on March 31, 2006, which contains

the following principal terms:

- Stelco was obligated to make an initial up-front payment of $400 million to its four main pension plans less any contributions to plans already made in 2006. As a result, Stelco made a $382 million payment to the plans on March 31, 2006;
- Stelco will fund its four main pension plans in the following amounts in the years subsequent to December 31, 2005:
  - Years 1 - 5: $65 million per year ($32.5 million in 2006), payable monthly, commencing July 1, 2006; and
  - Years 6 - 10: $70 million per year, payable monthly;
- Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of certain minimum thresholds as set out in the Pension Agreement, subject to Stelco having more than a minimum liquidity amount; and
- Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015 provided that any future benefit improvements which will be required to be funded in accordance with the Pension Benefits Act and will be in addition to the funding payments outlined above.

While the Pension Agreement with the Province has a prescribed funding obligation as outlined above, pension plan enhancements, such as the recently negotiated hourly pension indexing, are excluded from this arrangement. Accordingly, the hourly pension indexing is subject to additional cash funding under the Pension Benefits Act, totalling an estimated $121 million over the next eight years.

Interest on the convertible debentures is recorded in the Consolidated Statement of Earnings (Loss) as interest on long-term debt and debt subject to compromise. This amount, net of tax, is added back to net earnings (loss) from continuing operations and net earnings (loss) in order to calculate fully diluted earnings (loss) from continuing operations and fully diluted earnings (loss) per common share. Fully diluted earnings (loss) per common share is calculated by applying the treasury stock method for the potential exercise of stock options, and assuming the dilutive effect of the conversion of all outstanding convertible debentures at the $4.50 per share conversion price applicable to these debentures.

(in millions)	Three months ended June 30, 2006	Three months ended June 30, 2005
	(Successor)	(Predecessor)
Basic net earnings (loss) from continuing operations	$ (31)	$ 35
Convertible debentures - interest expense net of tax	-	2
Fully diluted net earnings (loss) from continuing operations	$ (31)	$ 37
Basic net earnings (loss)	(31)	40
Convertible debentures - interest expense net of tax	-	2
Fully diluted net earnings (loss)	$ (31)	$ 42

Weighted average number of common shares outstanding - basic	27,100,000	102,249,199
Incremental number of common shares assumed to be issued on the exercise of stock options	1,253,744	86,957
Incremental number of common shares assumed to be issued on the exercise of warrants	965,232	-
Common shares issued on the assumed conversion of convertible	-	20,000,000
Weighted average number of common shares outstanding - fully diluted	29,318,976	122,336,156
Options to purchase common shares not included in the above calculation(1)	-	4,807,015

(in millions)	Three months ended June 30, 2006(2)	Three months ended March 31, 2006(2)	Six months ended June 30, 2005
	(Successor)	(Predecessor)	(Predecessor)
Basic net earnings (loss) from continuing operations	$ (31)	$ (79)	$ 76
Convertible debentures - interest expense net of tax	-	1	3
Fully diluted net earnings (loss) from continuing operations	$ (31)	$ (78)	$ 79
Basic net earnings (loss)	(31)	(122)	89
Convertible debentures - interest expense net of tax	-	1	3
Fully diluted net earnings (loss)	$ (31)	$ (121)	$ 92
Weighted average number of common shares outstanding - basic	27,100,000	102,249,198	102,249,200
Incremental number of common shares assumed to be issued on the exercise of stock options	1,253,744	-	122,340
Incremental number of common shares assumed to be issued on the exercise of warrants	965,232	-	-

Common shares issued on the assumed conversion of convertible	-	20,000,000	20,000,000
Weighted average number of common shares outstanding - fully diluted	29,318,976	122,249,198	122,371,540
Options to purchase common shares not included in the above calculation(1)	-	4,986,012	4,807,015

(1) Exercise prices were greater than the average market price of the common shares during the periods.
(2) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

During the three months ended June 30, 2006 and March 31, 2006, a basic net loss from continuing operations and a basic net loss were incurred, therefore options warrants and convertible debentures related information have not been used to calculate fully diluted earnings per share from continuing operations and fully diluted earnings per share as both are anti-dilutive where applicable.

15. SEGMENTED INFORMATION

Due to the vertical integration of the Corporation and the similarity in products produced and sold at Stelco's integrated steel mills and their interrelationship, there is only one identifiable reportable segment consistent with the way Stelco manages its business.

The following provides segmented information where the information cannot otherwise be found directly in the consolidated financial statements:

(in millions)	Three months ended June 30, 2006	Three months ended June 30, 2005
	(Successor)	(Predecessor)
Geographic segments		
Net sales		
Canada	$ 632	$ 590
United States	61	63
Other	5	5
Net Sales	$ 698	$ 658
Capital assets - net(1)		
Canada	$ 977	$ 1,014
United States	60	57
Capital assets - net	$ 1,037	$ 1,071

(in millions)	Three months ended June 30, 2006(2)	Three months ended March 31, 2006(2)	Six months ended June 30, 2005
	(Successor)	(Predecessor)	(Predecessor)
Geographic segments			
Net sales			
Canada	$ 632	$ 609	$ 1,248
United States	61	60	127
Other	5	5	11
Net Sales	$ 698	$ 674	$ 1,386
Capital assets - net(1)			
Canada	$ 977	$ 977	$ 1,014
United States	60	58	57
Capital assets - net	$ 1,037	$ 1,035	$ 1,071

(1) The valuation of assets under fresh start accounting is still under review (Note 4) therefore these capital assets are reported at historical cost.

(2) The six month period ended June 30, 2006 consists of two quarters which are not comparable.

>>

%SEDAR: 00001549E

/For further information: Rodney Mott, (905) 528-2511, Extension 2020/ (STE.WT. STE.)

CO: Stelco Inc.

CNW 08:06e 10-AUG-06

83

FORM 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities

Reporting Issuer

1. Stelco Inc.

Selling security holder

2. Your name:

   Tricap Management Limited as manager for and on behalf of the Tricap Restructuring Fund ("Tricap"), BCE Place, Bay-Wellington Tower, 181 Bay Street, Suite 300, P.O. Box 771, Toronto, Ontario M5J 2T3.

   Brookfield Asset Management Inc., together with its affiliates and associates, as investors in the Tricap Restructuring Fund (collectively, "Brookfield"), BCE Place, Bay-Wellington Tower, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3.

3. The offices or positions you hold in the reporting issuer:

   N/A.

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?

   No.

5. Number and class of securities of the reporting issuer Tricap beneficially owns:

   US$21,340,000 SECURED FLOATING RATE NOTES DUE 2016

   9,928,243 COMMON SHARES

   128,774 WARRANTS 31-Mar-2013

   Inclusive in the above securities are the following amounts that Brookfield beneficially owns:

   US$13,270,572 SECURED FLOATING RATE NOTES DUE 2016

6,174,014 COMMON SHARES

80,080 WARRANTS 31-Mar-2013

Distribution

6. Number and class of securities Tricap proposes to sell:

US$21,340,000 SECURED FLOATING RATE NOTES DUE 2016

Including US$13,270,572 SECURED FLOATING RATE NOTES DUE 2016 that Brookfield beneficially owns.

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.

The securities will be sold privately and also through the TORONTO STOCK EXCHANGE.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(a) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(b) the information given in this form is true and complete.

Date: August 14, 2006

TRICAP MANAGEMENT LIMITED
Your name (Selling security holder)

/s/ J. Peter Gordon
Your signature (or if a company, the signature of your authorized signatory)

J. Peter Gordon
Name of your authorized signatory

BROOKFIELD ASSET MANAGEMENT INC.
Your name (Beneficial owner)

/s/ Joseph Freedman
Your signature (or if a company, the signature of your authorized signatory)

Joseph Freedman
Name of your authorized signatory

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Stelco announces agreement to sell surplus land to the Hamilton Port Authority

HAMILTON, ON, Aug. 29 /CNW/ - Stelco Inc. (TSX:STE) announced today that Hamilton Land Limited Partnership and Stelco Inc. have entered into an agreement to sell a parcel of non-core, surplus land to the Hamilton Port Authority. The agreement provides that the Hamilton Port Authority will purchase the land, consisting of approximately 103 acres and a building contained on the land, for total cash proceeds of $17.5 million. Completion of the purchase is expected to take place by the end of 2006 and is subject to a number of conditions. The net proceeds from the purchase will be used to reduce the outstanding indebtedness of Stelco under its secured revolving term loan facility.

About Stelco

Stelco is one of Canada's longest-established steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. This news release may contain forward-looking information with respect to the Corporation's business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation's Management's Discussion and Analysis section of the Corporation's 2005 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.

%SEDAR: 00001549E

/For further information: Rodney B. Mott, President and Chief Executive Officer, (905) 528-2511, Extension 2020/
(STE.WT. STE.)

CO: Stelco Inc.

CNW 15:09e 29-AUG-06

85

FORM 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities

Reporting Issuer

1. Stelco Inc.

Selling security holder

2. Your name:

Tricap Management Limited as manager for and on behalf of the Tricap Restructuring Fund ("Tricap"), BCE Place, Bay-Wellington Tower, 181 Bay Street, Suite 300, P.O. Box 771, Toronto, Ontario M5J 2T3.

Brookfield Asset Management Inc., together with its affiliates and associates, as investors in the Tricap Restructuring Fund (collectively, "Brookfield"), BCE Place, Bay-Wellington Tower, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3.

3. The offices or positions you hold in the reporting issuer:

N/A.

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?

No.

5. Number and class of securities of the reporting issuer Tricap beneficially owns:

US$21,340,000 SECURED FLOATING RATE NOTES DUE 2016

9,928,243 COMMON SHARES

128,774 WARRANTS 31-Mar-2013

Inclusive in the above securities are the following amounts that Brookfield beneficially owns:

US$13,270,572 SECURED FLOATING RATE NOTES DUE 2016

6,174,014 COMMON SHARES

80,080 WARRANTS 31-Mar-2013

Distribution

6. Number and class of securities Tricap proposes to sell:

US$21,340,000 SECURED FLOATING RATE NOTES DUE 2016

Including US$13,270,572 SECURED FLOATING RATE NOTES DUE 2016 that Brookfield beneficially owns.

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.

The securities will be sold privately and also through the TORONTO STOCK EXCHANGE.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(a) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(b) the information given in this form is true and complete.

Date: September 8, 2006

TRICAP MANAGEMENT LIMITED
Your name (Selling security holder)

/s/ J. Peter Gordon
Your signature (or if a company, the signature of your authorized signatory)

J. Peter Gordon
Name of your authorized signatory

BROOKFIELD ASSET MANAGEMENT INC.
Your name (Beneficial owner)

/s/ George E. Myhal
Your signature (or if a company, the signature of your authorized signatory)

George E. Myhal
Name of your authorized signatory

News release via Canada NewsWire, Toronto 416-863-9350

86

Attention Business Editors:
Stelco scheduled maintenance outages

HAMILTON, ON, Sept. 28 /CNW/ - Stelco Inc. (TSX:STE) announced today that it has scheduled a maintenance outage at its Hamilton Steel blast furnace for a period of 22 days commencing October 23, 2006. The blast furnace will be partially refurbished during the outage, thereby extending its life and improving performance. Delivery performance to customers will not be affected. The Company also announced a six-day maintenance outage in fourth quarter at its Lake Erie hot mill.

About Stelco

Stelco is one of Canada's largest publicly traded steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.

%SEDAR: 00001549E

/For further information: Rodney B. Mott, (905) 528-2511, Extension 2020/
(STE.WT. STE.)

CO: Stelco Inc.

CNW 09:52e 28-SEP-06

News release via Canada NewsWire, Toronto 416-863-9350

87

Attention Business Editors:
Semi-annual interest rate for Stelco's floating rate notes

HAMILTON, ON, Sept. 28 /CNW/ - Stelco Inc. (TSX:STE) today announced that, for the period from September 30, 2006 to March 30, 2007 inclusive, the rate of interest per annum for Stelco's floating rate notes due 2016 will be 10.87%. The foregoing interest rate, which has been established in accordance with the terms of the indentures governing the floating rate notes, is subject to increase as provided for in such indentures in the event that Stelco elects to pay interest by issuing additional floating rate notes.

About Stelco
Stelco is one of Canada's largest steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.

%SEDAR: 00001549E

/For further information: J. Kenneth Rutherford, Chief Financial Officer, Stelco Inc., (905) 528-2511, Extension 2926/
(STE.WT. STE.)

CO: Stelco Inc.

CNW 18:07e 28-SEP-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Media Advisory - Stelco announces analyst conference call and web cast on third quarter 2006 financial results

HAMILTON, ON, Oct. 20 /CNW/ - Stelco Inc. (TSX:STE) will host a conference call and web cast of its third quarter 2006 financial results at 10:00 a.m. Eastern Time on Friday, November 10, 2006. The results are scheduled to be released earlier that morning.

The following senior executives will be available on the call:

<<

- Rodney B. Mott, President and Chief Executive Officer
- Ken Rutherford, Chief Financial Officer
- Bruce Futterer, Vice President, General Counsel & Corporate Secretary

Call details are:

Date:	Friday, November 10, 2006
Time:	10:00 a.m. Eastern Time
Toronto area or Overseas:	(416) 340-2216
North America:	(866) 898-9626

The conference call and web cast will be available on Stelco's web site at www.stelco.com. Please choose "Investor Centre" and select "Webcasts". Please log in at least 15 minutes prior to the call.

For those unable to participate in the conference call, a taped rebroadcast will be available until midnight November 17, 2006. The numbers for the rebroadcast are:

Local or Overseas:	(416) 695-5800
North America:	(800) 408-3053
Pass code:	783526 followed by the number sign

>>

As well, the conference call will be archived on Stelco's web site at www.stelco.com. To access the replay, choose "Investor Centre" and select "Webcasts".

%SEDAR: 00001549E

/For further information: /
(STE.WT. STE.)

CO: Stelco Inc.

CNW 16:22e 20-OCT-06

INDEX

List of Documents Furnished Pursuant to Rule 12g3-2(b)(1)(i)

Tab	Document	Date
1	Press Release re: "Stelco provides restructuring update"	January 9, 2006
2	Press Release re: "Stelco announces filing of 45th Monitor's Report"	January 10, 2006
3	Press Release re: "Stelco announces filing of 46th Monitor's Report"	January 13, 2006
4	Press Release re: "Stelco announces filing of 47th Monitor's Report"	January 16, 2006
5	Press Release re: "Stelco issues restructuring update"	January 19, 2006
6	Press Release re: "Stelco announces filing of 48th Monitor's Report"	January 20, 2006
7	Press Release re: "Stelco comments on resignation letter of former directors"	January 21, 2006
8	Press Release re: "Stelco's restructuring receives Court approval"	January 21, 2006
9	Material Change Report	January 24, 2006
10	Press Release re: "Stelco provides update on Lake Erie upgrade program"	January 25, 2006
11	Press Release re: "Stelco issues restructuring update"	January 27, 2006
12	Press Release re: "Stelco announces closing of AltaSteel sale transaction"	February 1, 2006
13	Press Release re: "Stelco completes sale of Norambar, Stelwire and Stelfil to Mittal"	February 1, 2006
14	Press Release re: "Application materials served for Stelco reorganization"	February 3, 2006

15	Press Release re: "Stelco Announces Filing of 50th Monitor's Report"	February 9, 2006
16	Stelco Plan of Arrangement	February 10, 2006
17	Press Release re: "Court approves reorganization of Stelco's corporate structure"	February 14, 2006
18	Press Release re: "Stelco Announces Filing of 51st Monitor's Report"	February 23, 2006
19	Press Release re: "TSX requests that Stelco apply to delist current shares"	February 27, 2006
20	Press Release re: "Stelco announces filing of 52nd Monitor's Report"	February 28, 2006
21	Press Release re: "Stelco stay period extended until March 31, 2006"	March 2, 2006
22	Press Release re: "Stelco to seek delisting of current common shares"	March 3, 2006
23	Material Change Report	March 6, 2006
24	Press Release re: "Stelco to seek court order concerning issuance of floating rate notes"	March 7, 2006
25	Press Release re: "Stelco announces filing of 54th Monitor's Report"	March 10, 2006
26	Press Release re: "Stelco to Appoint Rodney Mott as President and CEO"	March 13, 2006
27	Press Release re: "Stelco confirms delisting of common shares"	March 14, 2006
28	Media Advisory re: "Stelco announces conference call and web cast on fourth quarter and year-end 2005 financial results"	March 15, 2006
29	Press Release re: "Stelco obtains asset sale proceeds distribution order"	March 16, 2006
30	Press Release re: "Stelco announces filing of 55th Monitor's Report"	March 22, 2006

31	Amending Letter	March 23, 2006
32	2005 Annual Report	March 24, 2006
33	Form 13-502F1 – Annual Participation Fee For Reporting Issuers	March 24, 2006
34	Management's Discussion and Analysis	March 24, 2006
35	Press Release re: "Stelco reports results for the fourth quarter and year 2005"	March 24, 2006
36	Press Release re: "Stelco announced distribution record date"	March 24, 2006
37	Stelco Inc. Code of Ethics & Business Conduct	March 24, 2006
38	Stelco Inc. Annual Information Form	March 24, 2006
39	Form 52-109F1 – Certification of Annual Filings (Senior Vice President – Finance and Chief Financial Officer)	March 24, 2006
40	Form 52-109F1 – Certification of Annual Filings (President and Chief Executive Officer)	March 24, 2006
41	Press Release re: "Stelco to seek court order concerning issuance of amended Floating Rate Notes"	March 24, 2006
42	Second Amending Letter	March 24, 2006
43	Press Release re: "Stelco issues restructuring update"	March 27, 2006
44	Press Release re: "Stelco announces posting of certain restructuring plan documents"	March 27, 2006
45	Press Release re: "Stelco obtains Court Order concerning issuance of new securities"	March 28, 2006
46	Press Release re: "Stelco announces filing of 57th Monitor's Report"	March 29, 2006
47	Press Release re: "Stelco set to emerge from restructuring process"	March 31, 2006

48	Certificate of Arrangement	March 31, 2006
49	Certificate of Amendment	March 31, 2006
50	Stelco Inc. and CIBC Mellon Trust Company – Warrant Indenture	March 31, 2006
51	Stelco Inc. and BNY Trust Company of Canada – Trust Indenture	March 31, 2006
52	Stelco Inc. and BNY Trust Company of Canada and The Bank of New York – First Supplemental Indenture	March 31, 2006
53	Stelco Inc. and Province of Ontario - Province Note Loan Agreement	March 31, 2006
54	Stelco Inc. and 1685970 Ontario Inc. and BNY Trust Company of Canada and The Bank of New York and The Province of Ontario – Province Intercreditor Agreement	March 31, 2006
55	Stelco Inc. and Superintendent of Financial Services and The Province of Ontario and Hamilton Coke Limited Partnership and Hamilton Land Limited Partnership and Hamilton Steel Limited Partnership and Lake Erie Coke Limited Partnership and Lake Erie Land Limited Partnership and Lake Erie Steel Limited Partnership – Pension Agreement	March 31, 2006
56	CIT Business Credit Canada Inc. and 1685970 Ontario Inc. and BNY Trust Company of Canada and The Bank of New York and Stelco Inc. and Certain Subsidiaries of Stelco – Inter-Creditor Agreement	March 31, 2006
57	CIT Business Credit Canada Inc. and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and "Any Other Party Which May From Time to Time Become Lender(s) Hereunder" and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and GE Canada Finance Holding Company and GE Capital Markets Inc. and Stelco Inc. – Exit Facility Credit Agreement	March 31, 2006

58	Stelco Inc. and "The Lenders Signatory Hereto From Time to Time" and 1685970 Ontario Inc. – Credit Agreement	March 31, 2006
59	Press Release re: "Stelco provides post-restructuring update"	April 2, 2006
60	Material Change Report	April 10, 2006
61	Press Release re: "Stelco announces analyst conference call and web cast on first quarter 2006 financial results"	April 25, 2006
62	Notice of Meeting	April 25, 2006
63	Press Release re: Stelco Chief Financial Officer to retire"	May 4, 2006
64	Stelco Inc. Quarter 1, 2006 Report to the Shareholders	May 10, 2006
65	Form 52-109F2 – Certification of Interim Filings (Chief Financial Officer)	May 10, 2006
66	Form 52-109F2 – Certification of Interim Filings (President and Chief Executive Officer)	May 10, 2006
67	Management Information Circular	May 10, 2006
68	Proxy Form	May 10, 2006
69	By-Law No. 29 (General By-Laws)	May 10, 2006
70	Press Release re: Stelco reports results for first quarter of 2006"	May 11, 2006
71	Certificate re: dissemination to shareholders	May 25, 2006
72	Press Release re: "Stelco and Local 1005 conclude tentative collective agreement"	June 15, 2006
73	Report of Voting Results	June 22, 2006
74	Press Release re: "Stelco provides update on 2006 forecasts and targets"	June 22, 2006

75	Certificate of Amendment	June 23, 2006
76	Press Release re: "Stelco appoints Chief Financial Officers"	June 28, 2006
77	Material Change Report	June 29, 2006
78	Press Release re: "Stelco announces analyst conference call and web cast on second quarter 2006 financial results"	July 21, 2006
79	Stelco Inc. Quarter 2, 2006 Report to the Shareholders	August 9, 2006
80	Form 52-109F2 – Certification of Interim Filings (Chief Financial Officer)	August 9, 2006
81	Form 52-109F2 – Certification of Interim Filings (President and Chief Executive Officer)	August 9, 2006
82	Press Release re: "Stelco reports results for second quarter 2006"	August 10, 2006
83	Form 45-102F1 – Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities	August 14, 2006
84	Press Release re: Stelco announces agreement to sell surplus land to the Hamilton Port Authority"	August 29, 2006
85	Form 45-102F1 – Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities	September 8, 2006
86	Press Release re: "Stelco scheduled maintenance outages"	September 28, 2006
87	Press Release re: "Semi-annual interest rate for Stelco's floating rate notes"	September 28, 2006
88	Media Advisory re: "Stelco announces analyst conference call and web cast on third quarter 2006 financial results"	October 20, 2006
89	Stelco Inc. Quarter 3, 2006 Report to the Shareholders	November 9, 2006

90	Form 52-109F2 – Certification of Interim Filings (Chief Financial Officer)	November 9, 2006
91	Form 52-109F2 – Certification of Interim Filings (President and Chief Executive Officer)	November 9, 2006
92	Press Release re: "Stelco reports results for third quarter 2006"	November 9, 2006
93	Form 45-102F1 – Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities	November 14, 2006
94	Press Release re: "Lake Erie Steel – ISO/TS16949 certification"	December 14, 2006
95	Press Release re: "Stelco Completes its Operational Improvement Program"	February 7, 2007
96	Material Change Report	February 19, 2007
97	Media Advisory re: "Stelco Announces Analyst Conference Call and Web Cast on 2006 Year-end Financial Results"	February 28, 2007
98	Management's Discussion and Analysis	March 7, 2007
99	Annual Report 2006	March 7, 2007
100	Form 13-502F1 – Class 1 Reporting Issuers – Participation Fee	March 7, 2007
101	Audited Financial Statements	March 7, 2007
102	Press Release re: "Stelco Reports Results for 2006"	March 7, 2007
103	Press Release re: "Stelco appoints new director"	March 8, 2007
104	Press Release re: "Stelco Announces Improvements to its $600 Million Revolving Credit Facility"	March 23, 2007
105	CIT Business Credit Canada Inc. and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and "Any Other Party Which Is Or May From Time to Time Become	March 23, 2007

	Lender(s) Hereunder" and CIT Business Credit Canada Inc. GE Canada Finance Holding Company and GE Canada Finance Holding Company and GE Capital Markets Inc. and Stelco Inc. – Amended and Restated Exit Facility Credit Agreement	
106	Press Release re: "Semi-Annual Interest for Stelco's Floating Rate Notes"	March 29, 2007
107	Stelco Inc. Annual Information Form	March 30, 2007
108	Form 52-109F2 – Certification of Annual Filings (Chief Financial Officer)	March 30, 2007
109	Form 52-109F2 – Certification of Annual Filings (President and Chief Executive Officer)	March 30, 2007
110	Press Release re: "Stelco Announces Transfer of Hot Strip Processing to Lake Erie Mill"	April 5, 2007
111	Press Release re: "Proposed term loan refinancing"	April 9, 2007
112	Material Change Report	April 18, 2007
113	Media Advisory re: "Stelco announces analyst conference call and web cast on first quarter 2007 financial results"	April 23, 2007
114	Stelco Inc. Quarter 1, 2007 Report to the Shareholders	April 30, 2007
115	Form 52-109F2 - Certification of Interim Filings (Chief Financial Officer)	April 30, 2007
116	Form 52-109F2 - Certification of Interim Filings (Chief Executive Officer)	April 30, 2007
117	Press Release re: "Stelco reports first quarter results"	April 30, 2007
118	Press Release re: "Stelco completes refinancing US$270 million term loan"	May 9, 2007
119	Consent to Electronic Delivery of Documents	May 14, 2007
120	Non-Registered Shareholder Request for	May 14, 2007

	Financial Statements	
121	Registered Shareholder Request for Financial Statements	May 14, 2007
122	Notice of Meeting	May 14, 2007
123	Management Information Circular	May 14, 2007
124	Form of Proxy	May 14, 2007

89

stelco

RECEIVED

STELCO INC.
QUARTER 3, 2006
REPORT TO THE SHAREHOLDERS

MESSAGE TO SHAREHOLDERS

We are pleased to report improving financial results for Stelco Inc. for the third quarter 2006. Implementation of cost saving initiatives in the second and third quarters are beginning to show positive results leading to a third quarter EBITDA* of $64 million and earnings before income tax of $13 million. Before the unusual item relating to "fresh start" reporting EBITDA* would have increased to $75 million for the three months ended September 30, 2006.

The focus since exiting from the CCAA process on March 31, 2006 has been on a number of key areas:

- Implementation of productivity improvement initiatives resulted in the reduction of the labour force. Through this initiative voluntary programs were offered to both hourly and salary employees providing for their early retirement from the corporation. A total of 280 hourly and 282 salary employees elected to participate in these plans. The labour force has been reduced from 4,954 on March 31, 2006 to 4,363 on September 30, 2006, largely due to these voluntary retirement programs. The labour force reduction will result in annualized wage savings of approximately $44 million and has not negatively affected productivity or the quality of our products or services.
- Reducing production costs by improving work flow in both plants, and through the implementation of a strategic purchasing program to reduce the cost of raw materials, energy, supplies and third party services.
- Optimizing capital expenditures by selecting those projects that have a short pay back or that offer the Corporation a unique position in the market.

As we enter the fourth quarter, demand for steel in the North American market has softened. When coupled with our two previously announced planned outages in the fourth quarter, a negative impact on fourth quarter results is likely. The Corporation is closely monitoring market conditions and will adjust production levels as required. However, Stelco will endeavour to pursue the initiatives listed above and believes that this will lead to increased volumes, revenue growth, lower costs and improved productivity in order to ensure long term viability and profitability.

We would like to thank our employees, suppliers and customers for their continued support during this period of transition.

Rodney B. Mott
President and Chief Executive Officer

C. Pratt
Chairman of the Board

* Please refer to the note regarding Non-GAAP financial measures in "Financial and Operational Summary" in the accompanying management discussion and analysis.
As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under "fresh start" reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (this "MD&A") is in respect of the interim unaudited consolidated financial statements and accompanying notes (the "Consolidated Financial Statements") of Stelco Inc. ("Stelco" or the "Corporation") for the quarter ended September 30, 2006. The purpose of Stelco's MD&A is to provide commentary on the Corporation's financial condition and future prospects and to assist security holders and others to understand the Corporation and the key factors underlying its financial results. This discussion of the Corporation's business may include forward-looking information that is subject to risks and uncertainties that may cause actual results to differ materially. This MD&A should be read in conjunction with the Consolidated Financial Statements, the interim reports for the quarters ended March 31 and June 30, 2006, the 2005 Annual Report and the 2005 Annual Information Form.

This document has been reviewed by the Audit Committee of Stelco's Board of Directors and contains information current as of November 9, 2006. Events occurring after that date could render the information contained herein inaccurate or misleading in a material respect.

BUSINESS DESCRIPTION

Established in 1910, Stelco is one of Canada's largest steel producers. The Corporation operates two integrated steel plants in Ontario, Canada which produce a variety of steel products for customers in the automotive, steel service centre, appliance, energy, construction and pipe and tube industries within North America. In addition, through its ownership interests in iron ore mining properties and related supply agreements, Stelco has secured approximately 90% of its requirements for iron ore. Stelco operates its business through partnerships, subsidiaries and joint ventures.

FINANCIAL AND OPERATIONAL SUMMARY

Stelco Inc.

($ in millions, except as indicated *) (unaudited)

	Three Months Ended Sept. 30 2006	Three Months Ended June 30 2006	Three Months Ended Sept. 30 2005 (1)	Six Months Ended Sept. 30 2006 (2)	Three Months Ended March 31 2006 (2)	Nine Months Ended Sept. 30 2005 (1)
	(Successor)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Net Sales	$ 660	$ 698	$ 559	$ 1,358	$ 674	$ 1,945
Costs	596	679	567	1,275	695	1,731
EBITDA[3]	64	19	(8)	83	(21)	214
Amortization of property, plant and equipment	25	28	27	53	27	81
Amortization of intangible assets	–	1	1	1	1	3
Operating earnings (loss) before the following:	39	(10)	(36)	29	(49)	130
Employee future benefits – workforce reduction costs (Note 13)	6	41	–	47	–	–
Foreign exchange (gain) loss on long-term debt (Note 9)	1	(13)	–	(12)	–	–
Gain on sale of plate mill assets	–	–	–	–	–	(20)
Reorganization items	–	–	13	–	21	47
Financial and other expense						
Interest on long-term debt and debt subject to compromise	10	9	10	19	10	31
Other interest – net	9	8	3	17	5	8
Earnings (loss) before income tax from continuing operations	13	(55)	(62)	(42)	(85)	64
Income tax expense (recovery) (Note 7)						
Current	5	2	(13)	7	7	17
Future	33	(26)	(31)	7	(13)	(11)
Net earnings (loss) from continuing operations	(25)	(31)	(18)	(56)	(79)	58
Net earnings (loss) from discontinued operations (Note 1)	–	–	(24)	–	(43)	(11)
Net earnings (loss)	$ (25)	$ (31)	$ (42)	$ (56)	$ (122)	$ 47
Average revenue per ton	*$ 719	$ 719	*$ 690	*$ 719	*$ 692	*$ 761
Cost per ton	*$ 649	$ 699	*$ 700	*$ 675	*$ 714	*$ 677
Semi-finished steel production (thousands of net tons)	912	1,108	875	2,020	997	2,949
Shipments (thousands of net tons)	918	971	810	1,889	974	2,557

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately. See "Reorganization and Adoption of "Fresh Start" Reporting".

(2) The six-month period ended September 30, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

(3) Non-GAAP Financial Measures

The financial information contained in this MD&A and in the accompanying message to shareholders is presented in accordance with Canadian GAAP. Reference is also made to "EBITDA", which is a non-Canadian GAAP measure. "EBITDA" refers to operating earnings (losses) before interest, income taxes, amortization and other non-operating income and expenses such as workforce reduction costs, foreign exchange gains and losses on long-term debt and gains and losses on the sale of assets and, in the case of the Predecessor, also before restructuring costs and asset write-downs. Information concerning EBITDA has been included in this MD&A because management considers it to be, and uses it as, a meaningful indicator for assessing the operating performance of the Corporation. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Non-Canadian GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore the Corporation's use of EBITDA measures may not be comparable to measures used by other companies. A reconciliation to net earnings (loss), which is a Canadian GAAP measure, is presented above in the Financial and Operational Summary.

All note references in this document are to the Consolidated Financial Statements.

Reorganization and Adoption of "Fresh Start" Reporting

Stelco and certain related entities filed for protection under the *Companies' Creditors Arrangement Act* (the "CCAA") on January 29, 2004. The Corporation emerged from CCAA protection at the end of the day on March 31, 2006 upon the implementation of Stelco's third amended and restated plan of arrangement and reorganization (the "CCAA Plan"). Also on March 31, 2006, a plan of arrangement involving Stelco was implemented under the *Canada Business Corporations Act* (the "CBCA Plan") pursuant to which Stelco's business was reorganized and specific assets and liabilities of Stelco were transferred into nine separate limited partnerships. Stelco's emergence from CCAA protection and the implementation of the CCAA Plan and the CBCA Plan is referred to in this MD&A as the "Reorganization". Further information regarding the Reorganization is set out in Note 1 to the Consolidated Financial Statements.

When used in this MD&A, the term "Predecessor" refers to Stelco and its related entities prior to the Reorganization and the term "Successor" refers to Stelco and its related entities following the Reorganization.

In connection with the Reorganization, Stelco adopted "fresh start" reporting on March 31, 2006 and, accordingly, has completed a comprehensive revaluation of its assets and liabilities. See "Changes in Accounting Policy" in this MD&A and Notes 2 and 4 to the Consolidated Financial Statements for further information.

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under "fresh start" reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor. Accordingly, selected comparative information in this MD&A regarding sales and shipments has been provided where such information was not affected by the Reorganization or the adoption of "fresh start" reporting.

FINANCIAL AND OPERATING RESULTS

Overview

Earnings before income tax for the three months ended September 30, 2006 were $13 million, compared to a loss before income tax of $55 million for the second quarter of 2006. Deducted from pre-tax earnings for the third quarter of 2006 are unusual items totalling $17 million. Of this amount, $11 million arose from a "fresh start" reporting inventory revaluation and $6 million relates to employee voluntary retirement incentive costs. The pre-tax loss for the second quarter ended June 30, 2006 includes unusual items totalling $90 million. Of this amount, $49 million arose from a "fresh start" reporting inventory revaluation, $27 million largely related to employee voluntary retirement incentive costs and $14 million related to an employee future benefit curtailment expense.

Net Sales and Costs

Quarter ended September 30, 2006 compared to quarter ended June 30, 2006

Net sales for the quarter ended September 30, 2006 were 5% lower than the second quarter of 2006 due to a decline in shipments primarily resulting from higher levels of inventory at our customers, particularly steel service centres, and reduced consumption by the automotive sector. The average revenue per ton was unchanged as a lower priced product mix offset higher spot prices.

Costs in the third quarter were lower by 12% primarily due to a 5% decline in shipments and a 7% decrease in the average cost per ton. The decline in the average cost per ton is largely attributed to the flow through of the balance of the fresh start inventory adjustment which was significantly less than the amount recorded in the second quarter. The average cost per ton in the quarter was further impacted by lower cost inventories produced in the second quarter, a lower value product mix, the impact of the staff reduction initiatives and a drop in natural gas pricing partly offset by operating inefficiencies (largely at the Hamilton blast furnace and Lake Erie steelmaking), payments for productivity and profitability improvements and increases in the cost of zinc and reagents.

Amortization

Amortization expense for the third quarter ended September 30, 2006 is $4 million lower than the second quarter of 2006, primarily due to the impact of the finalization of "fresh start" reporting on the values of plant, equipment and intangible assets as of March 31, 2006 and an extension of their useful lives. (see "Critical Accounting Assumptions and Estimates – Basis of Valuation").

Employee Future Benefits

In the third quarter of 2006, a Transition Assistance Program ("TAP") provided incentives for early retirement to Hamilton Steel and Lake Erie Steel bargaining unit employees, which when combined with other termination expenses, resulted in a workforce reduction cost of $6 million.

In the second quarter of 2006, a total of $41 million in workforce reduction costs were expensed. The Salaried Transition Assistance Program ("STAP") resulted in a voluntary retirement incentive cost of $19 million, other terminations resulted in severances costs of $8 million and, a net curtailment expense of $14 million relating to pensions and employees future benefits was recognized because of the significant reduction of the salary workforce (see Note 13 to the Consolidated Financial Statements).

Financial Expense and Foreign Exchange Gains and Losses

Interest expense totaled $19 million for the third quarter of 2006, compared to interest expense of $17 million for the second quarter of 2006. The difference is due to an increase in both the interest rates and average levels of borrowing. Included in interest expense for the third quarter of 2006 is approximately $1 million relating to borrowings under the Secured Revolving Term Loan (see "Liquidity and Capital Resources – Financing Arrangements") which is held indirectly by a significant shareholder ($1 million in the second quarter of 2006).

The Corporation's Floating Rate Notes (see Note 9 to the Consolidated Financial Statements) are denominated in US dollars. A $1 million foreign exchange loss recorded in the third quarter of 2006 due to the revaluation of the notes using the September 30, 2006 US dollar exchange rate of $1.1177, compares to a $13 million foreign exchange gain recorded in the second quarter of 2006, when the US dollar exchange rate was $1.1162 ($1.1699 upon issue).

Income Tax Expense

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

The finalization of the fresh start reporting increased tax expense recorded for the three months ended September 30, 2006 by approximately $36 million comprised of an increase in the valuation allowance of $28 million and the income tax rate reduction adjustment of $8 million.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future tax assets were recognized in the third quarter of 2006 and were applied to reduce unamortized intangible assets.

Other Financial Comparisons

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under "fresh start" reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor. Accordingly, comparative information in this MD&A from Successor periods to Predecessor periods and for periods combining Successor and Predecessor information has been limited to sales and shipments.

Quarter ended September 30, 2006 compared to quarter ended September 30, 2005

Net sales for the quarter ended September 30, 2006 were 18% higher than the same quarter of 2005 mainly due to a 13% increase in shipments and a 4% increase in average revenue per ton. The average revenue per ton was higher primarily due to the strength of the market in the third quarter of 2006 relative to the same quarter of 2005 reflected in the pricing of spot business partly offset by lower contract pricing, a shift in mix to lower revenue products and a higher Canadian dollar in 2006 compared to 2005.

Nine months ended September 30, 2006 compared to nine months ended September 30, 2005

Net sales for the first nine months of the year were 4% higher than the same period in 2005. Steel shipments were 12% higher due to the strength of demand in the market, while average revenue per ton was down 7%. A shift in mix to lower revenue products and a stronger Canadian dollar contributed to the lower average revenue per ton.

SUMMARY OF QUARTERLY RESULTS

The following table reflects the Corporation's quarterly financial performance over the last eight quarters. The Corporation does not typically experience significant seasonal fluctuations in revenues.

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under fresh start reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor.

Stelco Inc.

(In millions, except as indicated *)		2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 [(1)] Q3	2005 [(1)] Q2	2005 [(1)] Q1	2004 [(1)] Q4
		(Successor)		(Predecessor)					
Net Sales	$	660	698	674	608	559	658	728	678
EBITDA[(2)]		64	19	(21)	(31)	(8)	87	135	78
Operating earnings (loss)	$	39	(10)	(49)	(58)	(36)	58	108	53
Earnings (loss) before income tax from continuing Operations	$	13	(55)	(85)	(103)	(62)	53	73	23
Net earnings (loss) from continuing operations	$	(25)	(31)	(79)	(67)	(18)	35	41	21
Net earnings (loss)	$	(25)	(31)	(122)	(120)	(42)	40	49	1
Earnings (loss) from continuing operations per common share [(3)]									
Basic	*$	(0.93)	(1.14)	(0.77)	(0.66)	(0.18)	0.34	0.40	0.21
Fully diluted	*$	(0.93)	(1.14)	(0.77)	(0.66)	(0.18)	0.30	0.35	0.18
Net earnings (loss) per common share [(3)]									
Basic	*$	(0.93)	(1.14)	(1.19)	(1.17)	(0.41)	0.39	0.48	0.01
Fully diluted	*$	(0.93)	(1.14)	(1.19)	(1.17)	(0.41)	0.34	0.41	0.01
Average revenue per ton	*$	719	719	692	685	690	783	803	770
Cost per ton	*$	649	699	714	720	700	680	654	681
Semi-finished steel production (thousands of net tons)		912	1,108	997	982	875	1,054	1,020	1,115
Shipments (thousands of net tons)		918	971	974	888	810	840	907	881

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.

(2) EBITDA is a non-GAAP financial measure. See "Financial and Operational Summary – Non GAAP Financial Measures" (page 3).

(3) Earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

The liquidity and capital resources of the Corporation are dependent upon a number of factors, including, without limitation, market and economic conditions and the impact of these conditions on the price of steel products, raw material costs, the ability to fund critical capital projects, pension issues and labour negotiations and disputes.

The Corporation has a significant requirement of working capital related primarily to inventories due to the lead time of acquiring raw materials, the quantities of raw materials that are required to produce semi-finished steel and the amount of time required to process this semi-finished steel into a finished product. This working capital requirement is characteristic of many companies within the steel industry.

With the recapitalization of the Corporation upon emergence from CCAA, interest is being serviced in accordance with the terms and conditions of the related debt obligations.

Cash Flow Summary

(In millions)	Three Months Ended September 30 2006	Three Months Ended September 30 2005 (1)	Six Months Ended September 30 2006 (2)	Three Months Ended March 31 2006 (2)	Nine Months Ended September 30 2005 (1)
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Cash provided by (used for)					
Continuing operations adjusted for items not affecting cash	$ 36	$ –	$ 58	$ (41)	$ 195
Changes in operating elements of working capital	(10)	(74)	(23)	(2)	(118)
Operating activities	**26**	**(74)**	**35**	**(43)**	**77**
Investment activities	(8)	(37)	(49)	58	(76)
Financing activities	(23)	110	(9)	(21)	(30)
Discontinued operations (net)	–	11	–	–	22
Net change in cash position	$ (5)	$ 10	$ (23)	$ (6)	$ (7)

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.

(2) The six month period ended September 30, 2006 is not comparable with three months ended March 31,2006 and has therefore been reported separately.

Due to the non-comparable nature of the financial results between the Successor and the Predecessor (see "Reorganization and Adoption of "fresh start" reporting" in this MD&A), the following commentary pertains to the results of the Successor only.

Cash provided by (used for) operating activities

Cash from continuing operations before changes in operating elements of working capital was $58 million for six months ended September 30, 2006 and was largely attributable to a lower net loss in the third quarter of 2006.

Cash used for the operating elements of working capital in the six months ended September 30, 2006 of $23 million was the result of higher inventory after excluding "fresh start" adjustments, an increase in prepaid expenses, a decrease in accounts payable and accrued liabilities, and lower taxes payable offset partly by lower accounts receivables. Prepaid expense increased principally due to vendor deposits and prepaid insurance. Lower activity levels during the third quarter resulted in decreased accounts payable and accrued liabilities. Taxes payable declined primarily due to the final payments for 2005 and interim instalments for 2006 income tax for certain subsidiaries. Lower accounts receivable reflected decreased sales activity and improved collection.

Cash provided by (used for) investment activities

Capital spending amounted to $21 million during the third quarter of 2006. For the six months ended September 30, 2006 capital spending totalled $62 million. Spending during these periods was focused primarily on the completion of the Phase II hot strip mill upgrade at Lake Erie Steel and at the Corporation's mining interests. Partially offsetting these cash requirements were $13 million of final proceeds received from the sale of non-core assets.

Cash provided by (used for) financing activities

The Corporation reduced borrowings by $11 million during the third quarter of 2006. In addition, $12 million of long-term debt was repaid relating primarily to a regularly scheduled debt repayment at one of the Corporation's wholly owned subsidiaries. For the six months ended September 30, 2006, the previously mentioned debt repayment was partially offset by $5 million of cash provided by the issuance of common shares.

Liquidity

The Corporation's liquidity and capital resources position is summarized as follows:

(in millions)	At September 30 2006	At June 30 2006	At March 31 2006	At September 30 2005	At December 31 2005
	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Cash, cash equivalents and restricted cash	13	18	36	36	42
Available lines of credit (1)	836(2)	881(2)	859(2)	403(3)	403 (3)
Lines of credit drawn down (4)	(425)	(436)	(427)	(198)	(191)
Net liquidity	424	463	468	241	254

(1) After letters of credit usage, and subject to the availability under their governing agreements.

(2) Includes the amount available from the $600 ABL facility and the $375 secured revolving term loan. See "Financing Arrangements" below.

(3) Includes the former $350 million credit facility and the former $75 million debtor-in-possession short-term credit facility.

(4) In accordance with Canadian GAAP, the borrowings of the Successor are classified predominantly as long-term liabilities on the Consolidated Statement of Financial Position. See Note 8 to the Consolidated Financial Statements for additional information.

Financing Arrangements

Asset Based Loan Facility

On March 31, 2006, the $75 million debtor-in-possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US base rate + 0.5% or LIBOR + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and is secured by a first priority security interest in the eligible inventory and accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest on all other property and assets of the Corporation, limited to $300 million, and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral and reserves, but will not exceed $600 million. At September 30, 2006 the available amount of the ABL was $461 million and the amount drawn on this facility was $390 million.

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Limited (a significant shareholder of the Corporation) in the amount of $375 million for a term of seven years. The amount drawn on this facility at September 30, 2006 was $35 million. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the property, plant and equipment of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in the subsidiaries, partnerships and joint ventures of Stelco.

Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, affected creditors received floating rate notes ("FRN's") equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest on the FRN's is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of LIBOR plus 5.50% if paid in cash and LIBOR plus 8.50% if paid in new FRN's or if interest payments are deferred and accrued in accordance with the terms of the FRN's. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% of face value until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL facility and the secured revolving term loan in all respects including rights to payment and enforcement until both the ABL facility and secured revolving term loan are repaid in full. For further details see Note 9 to the Consolidated Financial Statements.

Province Note

In accordance with the Pension Agreement (see Note 13 to the Consolidated Financial Statements), the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares of Stelco. The Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum, payable semi-annually in cash or, at Stelco's option, by delivering Stelco common shares. For further details see Note 9 to the Consolidated Financial Statements.

Liquidity Risks

In addition to those risks discussed below under risk factors, some of the provisions contained in the Corporation's financing arrangements provide for the escalation of lending rates in certain circumstances which, if triggered, could impact the liquidity of the Corporation depending upon the amount outstanding under the particular facility. These agreements also contain provisions (along with the Corporation's long-term debt agreements), which restrict the Corporation's ability to issue additional debt.

Since September 30, 2006, there has been a decrease in the liquidity of the Corporation as a result of declining sales and its effect on the underlying collateral. As of October 31, 2006 the net liquidity of the Corporation declined to $350 million.

Contractual Obligations

The following is a summary of the principal obligations of the Corporation at September 30, 2006:

(in millions)	Total	2006	2007–2008	2009–2010	>2010
Long-term debt [1]	$ 436	$ 3	$ 20	$ –	$ 413
Revolving term loans [2]	425	–	390	35	–
Capital leases	7	1	6	–	–
Operating leases [3]	16	2	10	3	1
Purchase obligations and other commitments [4]	899	104	469	265	61
Total	$ 1,783	$ 110	$ 895	$ 303	$ 475

(1) See Note 9 to the Consolidated Financial Statements for more information.
(2) See Note 8 to the Consolidated Financial Statements for more information.
(3) Principally related to mobile equipment.
(4) Principally related to coal purchases, raw material transportation services, information technology services, oxygen and power requirements.

Capital Resources

The cash position, cash flow from operations and available credit facilities are expected to enable the corporation to satisfy its anticipated operating and capital cash requirements which includes the fourth quarter 2006 outages at the Hamilton Steel blast furnace and the Lake Erie Steel hot strip mill.

OFF-BALANCE SHEET ARRANGEMENTS

Other than the operating leases referred to above, the Corporation does not engage in off balance sheet accounting to structure any of its financial arrangements and had no off-balance sheet arrangements at September 30, 2006.

FINANCIAL INSTRUMENTS

The Corporation did not utilize any third party financial instruments to mitigate interest rate or foreign exchange risk in the third quarter of 2006 and therefore no such financial instruments were outstanding at September 30, 2006.

OUTSTANDING SHARE DATA

Common Shares

(In millions, except share numbers)	At September 30, 2006	At March 31, 2006	At September 30, 2005	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
New Common Shares	27,103,921	26,100,000	–	–
Convertible Series A	–	–	101,339,415	100,735,965
Convertible Series B	–	–	909,783	1,513,233
Total number of shares	27,103,921	26,100,000	102,249,198	102,249,198
Total Capital Stock	$149	$144	$781	$781

Series A and B Common Shares

The Series A and B common shares of the Predecessor were delisted from the Toronto Stock Exchange as at the close of trading on March 10, 2006. These shares were eliminated on the implementation of the CCAA Plan with no value being attributed to them.

New Common Shares

The Corporation issued 26,100,000 new common shares upon emergence from CCAA with a value of $5.50 per share. On April 2, 2006, the Chief Executive Officer purchased 1,000,000 newly issued common shares for total consideration of $5.5 million, bringing the total number of common shares outstanding as of that date to 27,100,000. As a result of the exercise of warrants in the third quarter of 2006, referred to below, there were 27,103,921 common shares outstanding at September 30, 2006.

Warrants

Upon emergence from CCAA, the Corporation issued a total of 2,269,600 warrants. Each warrant entitles the holder to purchase one common share at an exercise price of $11.00. The total number of common shares issueable upon the exercise of all outstanding warrants represents approximately 7% of the common shares outstanding upon the exercise of warrants on a diluted basis. The warrants have a term of seven years and are exercisable at any time after June 26, 2006 up to their expiration on March 31, 2013. See Note 11 to the Consolidated Financial Statements for additional information. A total of 3,921 warrants were exercised in the third quarter of 2006.

Incentive Stock Option Plan

Effective April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The total number of options available under the ISOP is 2,610,000, of which 1,944,000 were issued at an exercise price of $5.50 per common share. The options vest semi-annually over a four-year period from the date of the grant (the "Grant Date") in eight equal instalments, subject to acceleration under certain circumstances. The options expire 10 years after the Grant Date. In accordance with the provisions of the ISOP, the exercise price of options granted thereunder is required to be the market value, as defined in the ISOP, of the common shares on the Grant Date. During the second quarter of 2006, 200,000 options were forfeited and 150,000 additional options were granted at an exercise price of $17.75. During the third quarter of 2006 no options were exercised, granted or forfeited. See Note 12 to the Consolidated Financial Statements for more information.

CHANGES IN ACCOUNTING POLICY

Accounting Changes Effective in 2006

Comprehensive Revaluation of Assets and Liabilities

Upon emergence from CCAA on March 31, 2006, there was a substantial realignment of the equity and non-equity interests in the Corporation. The Corporation was required, under Canadian GAAP, to adopt "fresh start" reporting in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook section 1625 – Comprehensive Revaluation of Assets and Liabilities. The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value with the exception of future income taxes, which have been reported in accordance with CICA Handbook Section 3465 – Income Taxes (Note 7) and pension and other post-employment benefits, which have been reported in accordance with CICA Handbook Section 3461 – Employee Future Benefits (see Note 13 to the Consolidated Financial Statements). The Corporation finalized the fair values of the assets and liabilities of the Successor in the third quarter of 2006. Accordingly, changes to the initial estimated fair value adjustment have been reflected in the March 31, 2006 Consolidated Statement of Financial Position (see Note 4 to the Consolidated Financial Statements).

Accounting Changes Effective in 2007

Financial Instruments

During 2005, the CICA issued three new Handbook Sections: Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges" and Section 1530, "Comprehensive Income". These standards provide guidance on the recognition, measurement and classification of financial assets and financial liabilities. The standards also establish new accounting requirements for hedges. These standards also provide guidance for reporting items in other comprehensive income, which will be included on the Consolidated Statement of Financial Position as a separate component of shareholders' equity. These accounting standards are to be applied no later than the fiscal years beginning on or after October 1, 2006. The Corporation is currently evaluating the potential impact of these new standards on our Consolidated Financial Statements for 2007.

CRITICAL ACCOUNTING ASSUMPTIONS AND ESTIMATES

The Corporation's Consolidated Financial Statements are prepared in accordance with Canadian GAAP as disclosed in Note 3 thereto.

In preparing the Consolidated Financial Statements, management is required to make certain assumptions and estimates. Choosing one assumption or estimate from a range of possibilities can materially impact the amounts reported on the Statement of Earnings (Loss) or the Statement of Financial Position. Management reviews accounting assumptions and estimates regularly in light of past experience and current conditions or changes in Canadian GAAP, and utilizes outside consultants as necessary to arrive at appropriate assumptions and estimates to be used in the preparation of the Consolidated Financial Statements. The Audit Committee of the Board of Directors reviews the significant assumptions and estimates.

Management considers assumptions and estimates relating to the following matters to be the most critical:

- valuation of accounts receivable;
- carrying value of long-lived assets (property, plant and equipment);
- employee future benefits;
- income taxes;
- inventory valuation;
- environmental matters; and
- basis of valuation.

Unless indicated otherwise, all adjustments related to the items below are reflected in Costs in the Consolidated Statement of Earnings (Loss).

Valuation of Accounts Receivable

Stelco records an allowance for doubtful collection of accounts receivable based on the Corporation's best estimate of any potential uncollectible amounts. The best estimate considers past experience with the customer base and a review of current economic conditions and specific customer issues. While there is no significant exposure to individual customers, there is a significant exposure to the automotive industry. Although the Corporation and its Predecessor have not had significant bad debt expenses in prior periods, deteriorating economic conditions could result in financial difficulties in the customer base that could lead to bad debts.

Carrying Value of Long-Lived Assets

In accordance with Canadian GAAP appropriate for a going concern, property, plant and equipment is carried at cost less accumulated amortization. This carrying amount is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The carrying value is considered recoverable if the sum of undiscounted cash flows from operations and cash flow from disposal of the property, plant and equipment exceeds the carrying amount. Future cash flows are dependent upon the assumptions used for revenues and costs to produce product. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for steel, operating costs and economic conditions. The application of different assumptions for steel prices, operating costs and economic conditions could result in a conclusion that the Corporation would not recover the carrying amount of our property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

Employee Future Benefits

The Corporation participates in a number of employee future benefit arrangements (principally providing pension and health care benefits) in Canada and the United States. These benefits represent a substantial obligation and cost to the Corporation. As indicated in Note 3 to the Consolidated Financial Statements, these plans are primarily of a defined benefits nature. As a result, complex actuarial and accounting rules are used to determine the expense to be recorded for the year and the accrued benefit obligation as at each measurement date, which generally corresponds to the year-end date, for the Corporation's principal defined benefit plans.

To arrive at the cost of employee future benefits to be recognized in the Consolidated Financial Statements, management is required to review and update various actuarial assumptions each year, based on a going concern concept. These assumptions include investment yields, discount rates, salary escalation, health care cost trends, retirement age, mortality rates and other factors. Management consults certain outside advisors, including actuaries, in determining these factors in order to ensure that the assumptions chosen are reasonable.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the expected average remaining service life (EARSL) of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. These amortizations reflect the concept, as stated in Canadian GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived therefrom. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. Under Canadian GAAP the cost of employee future benefits in any year is not unduly impacted by such short-term changes in market returns, discount rates or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

The following comments highlight the significant 2006 assumptions, changes and trends within the Corporation's principal pension and other benefit plans.

Pension Benefits

The major assumptions include:

The discount rate enables the Corporation to calculate the present value of the benefit obligation as of the measurement date (December 31, subject to the remeasurements required as at March 31, 2006 and June 30, 2006). The rate used is the current yield on high-quality fixed income investments whose term and cash flow are similar to the liabilities under the plan. A higher discount rate decreases the present value of the benefit obligation and increases pension expense.

The expected long-term rate of return on plan assets is determined by assessing historical and anticipated investment returns on the various categories of plan assets. Lower expected returns result in an increased expense.

Establishment of the expected average retirement age is based on a review of the actual experience of the pension plans. Lower retirement ages result in increasing the benefit obligation as well as the pension expense.

The mortality rate allows the Corporation to estimate the duration for which benefits are expected to be paid. Mortality rates are based on actuarial tables that are updated periodically to reflect expected mortality trends in the general population. A lower mortality rate (higher life expectancy) lengthens the benefit payment stream resulting in a higher benefit obligation and pension expense.

Pension Plan Amendment and Curtailments

The Hamilton Steel USW Local 1005 union contract ratified in June 2006 includes certain pension benefit improvements. For accounting purposes, management determined that these changes were a plan amendment and accordingly the pension plan assets and liabilities were remeasured to reflect the impact of these amendments. The participation in the salaried workforce reduction program resulted in a significant reduction in estimated future years of service of the salaried workforce who were members of the defined benefit pension and post-employment plans. Management determined that this was a curtailment for accounting and accordingly the pension plan assets and liabilities were remeasured. The curtailment resulted in immediate recognition in the second quarter 2006 operating results.

As at June 30, 2006, management updated the following assumptions for three of the four principal pension plans, which were subject to remeasurement:

- discount rate – from 5.25% to 5.50%; and
- retirement age salaried employees – from 58 to 59.

The consolidated funded status deteriorated from a deficit of $416 million as at March 31, 2006 to a deficit of $618 million as at June 30, 2006, mainly as a result of the loss on pension plan assets, plan amendments and early retirements somewhat offset by the revised assumption for the discount rate for the three remeasured plans (Lake Erie salary, Hamilton and Corporate salary and Hamilton Steel bargaining unit). Under Canadian GAAP, the impact of changes to the above assumptions, benefit improvements, actual investment returns, and other changes are recognized over a number of years rather than in the year of occurrence. As a result, for accounting purposes, there was an accrued benefit liability of $431 million on the Consolidated Statement of Financial Position as at June 30, 2006 reflecting the deficit of $618 million reduced by $100 million of unamortized net actuarial losses, and $87 million of unamortized past service costs.

Further details on pension plans are included in Note 13 to the Consolidated Financial Statements.

Other Benefits

The assumptions for other benefit plans are similar to pension plans, with the additional factor of health care cost trend rates. Changes in the health care cost trend rate have a significant effect on the accrued benefit obligation and recorded expense. As these plans are generally unfunded, changes to the assumptions do not materially impact cash outlays. Cash outlays are the actual amounts paid for other benefits.

As at June 30, 2006, management updated the following assumptions for other benefit plans for three of the four principal plans, which were subject to remeasurement:

- discount rate – from 5.25% to 5.75%; and
- retirement age salaried employees – from 58 to 59.

The consolidated funded status improved from a deficit of $1,320 million as at March 31, 2006 to a deficit of $1,194 million as at June 30, 2006, primarily due to these revised assumptions and plan amendments. Similar to the accounting rules for pension plans, the full impact of changes in assumptions is not recognized in the current year. Unamortized actuarial gains and past service costs of $107 million increased the liability recorded on the Consolidated Statement of Financial Position to $1,301 million as at June 30, 2006 from $1,320 million as at March 31, 2006.

Further details on other benefit plans are included in Note 13 to the Consolidated Financial Statements.

Income Taxes

Application of Canadian GAAP concerning future income taxes requires projection of tax rates expected to be in effect in years in which tax benefits will be realized. Changes to the amount and timing of tax rates in future years can impact the amount of income tax expense or recovery recognized in an accounting period. The realization of future income tax assets is dependent on the Corporation's ability to generate sufficient taxable income in future years to utilize income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustments to the value of future income tax assets that could have a significant effect on earnings. See Note 7 to the Consolidated Financial Statements.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future tax assets were recognized in the third quarter of 2006 and were applied to reduce unamortized intangible assets.

Inventory Valuation

Valuation of inventories requires a number of estimates to be made, including inventory quality, condition and obsolescence. These determinations require management to exercise judgment. Inventories of raw materials and supplies are valued at the lower of cost and replacement cost. Finished products are valued at the lower of cost and net realizable value. Management must exercise judgment in determining the appropriateness of values used to determine replacement costs and net realizable values. Cyclical changes in selling prices and/or input costs can result in material adjustments being made to the carrying value of finished product inventory. As a result of the implementation of fresh start accounting on March 31, 2006, the inventory was revalued to fair value. This revaluation has had an impact on the operating results for both the second and third quarters of 2006.

Environmental

Stelco discloses environmental obligations when known and accrues the cost associated with the obligations when they are known and the costs can be reasonably estimated. Stelco owns a number of manufacturing sites that have been in existence for a significant period of time and as a result may have unknown environmental obligations.

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value, with the exception of future income taxes (see Note 7 to the Consolidated Financial Statements) and pensions and other post-employment benefits (see Note 13 to the Consolidated Financial Statements). The determination of the fair value of the assets and liabilities of the Successor was finalized in the third quarter 2006 (see Note 4 to the Consolidated Financial Statements).

The useful lives of the Corporation's plant, equipment and intangible assets have been reviewed as part of fresh start reporting. Certain of these assets have had their useful life adjusted upon completion of this process.

RISK FACTORS

Stelco's business and future performance is subject to a number of risk factors including, among others liquidity risks, as referred to under Liquidity and Capital Resources, risks relating to the volatility of the demand and selling prices for steel, Stelco's energy and raw material costs, planned capital expenditures, currency fluctuations in the US dollar and environmental matters. The following discussion is an update to the section entitled "Risk Factors" in management's discussion and analysis included in Stelco's 2005 annual report and in Stelco's interim report for the quarters ended March 31, 2006 and June 30, 2006.

Demand and Pricing

The steel industry is cyclical in nature. The demand and pricing for North American steel fluctuates based on many factors including the strength of the economies in North America, particularly the automotive sector, exchange rates and the influence of steel sourced from offshore. The Corporation cannot rely on high selling prices being sustainable in the long term and believes it must take steps to lower its overall costs to compete effectively.

Costs

Stelco is continuing with its efforts to lower costs in order to ensure its long-term viability, which includes improved productivity and a leaner organizational structure. There can be no assurance that cost reduction initiatives will be sufficient to sustain long-term viability.

Unplanned Repairs or Equipment Outages

There can be no assurance that unplanned downtime at any of Stelco's facilities will not have a material adverse effect on Stelco. In addition, the failure of planned outages to be completed as scheduled could have a material adverse effect on Stelco.

Pension Plans

Stelco and the Province of Ontario entered into a pension agreement that prescribes the funding arrangements with respect to Stelco's four main pension plans. Despite the level of contributions required under the pension agreement, the solvency deficiency could grow as a result of future actuarial losses and benefit changes.

Steel Industry Consolidation

Stelco could face risks related to cost competitiveness and access to large customers as a result of the steel industry consolidation.

Supply and Pricing of Raw Material and Energy

Wabush Mines has been experiencing production problems, particularly earlier in the year, which have and will continue to negatively impact Stelco's cost of iron ore in 2006. Plans for Wabush are being implemented to improve production and lower costs.

Employees

In June 2006, the Salaried Transition Assistance Program (STAP) was made available to active salaried employees who were defined benefit pension plan members. The STAP provided incentives for early retirement to eligible employees. Similarly, the Transition Assistance Program (TAP), which provided incentives for early retirement to eligible employees, was made available to Hamilton Steel bargaining unit employees as part of the new collective agreement negotiated in June 2006. In the third quarter of 2006 the TAP was also offered to Lake Erie Steel bargaining unit employees.

Stelco continues to evaluate its manpower requirements consistent with its succession plans and attrition rates. Retention of the skills and knowledge of Stelco's employees, and the ability to attract and retain new employees where replacement is considered necessary, are essential to Stelco's continued operations.

Labour Matters

Risks relating to possible labour difficulties and resultant loss of production and revenue have been mitigated by the agreement reached in June 2006 with USW Local 1005 to renew the 2002 Hamilton Steel collective agreement for a period expiring on July 31, 2010.

OUTLOOK

Demand for steel in the North American market softened towards the end of the third quarter due to reduced consumption by the automotive sector combined with high steel inventory levels at our customers, particularly at the steel service centres. It is expected that the reduced demand will continue through the fourth quarter and into the first quarter of 2007. As a result of the lower demand, certain major steel producers in North America, including Stelco, have elected to reduce production levels in order to better match demand and supply. In addition to reduced demand, the North American market continues to support a significant level of imports which may lead to lower selling prices and lower market share for domestic producers.

The Corporation is taking advantage of the current market slowdown in the fourth quarter in order to complete a reline and upgrade to the blast furnace at the Hamilton plant, necessary to increase the life of the furnace and to improve throughput. In addition, the Corporation will substantially complete the Phase II expansion of the Lake Erie hot strip mill, which is expected to increase throughput by 20% over current levels. The Corporation is continuing to monitor market conditions and will adjust production levels as required.

While changing market dynamics associated with the softening in North American steel demand make it difficult for the Corporation to predict revenue, shipments, liquidity, and EDITDA for the fourth quarter of 2006, the Corporation anticipates that it will not achieve its previously announced revenue, shipments, production and EDITDA estimates relating to the second half of 2006. If current market conditions continue, Stelco will face further reductions in liquidity in the fourth quarter. The Corporation is continuing to build new customer relationships, negotiate contracts with existing customers, and lower overall operating costs through the productivity initiatives noted in the MD&A and by negotiating better terms with suppliers.

Forward-Looking Statements

This MD&A and the accompanying message to shareholders contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this MD&A or as of the date on which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including increases in steel imports into Canada; employee matters, including staffing levels, the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar and their impact on the Corporation's US dollar denominated long-term debt, steel pricing and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this MD&A.

ADDITIONAL FINANCIAL INFORMATION

Additional information concerning Stelco, including the Corporation's 2005 Annual Information Form, may be viewed on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and at Stelco's Web site www.stelco.ca.

Rodney B. Mott
President and Chief Executive Officer

J. Kenneth Rutherford
Chief Financial Officer

HAMILTON, ONTARIO
November 9, 2006

CONSOLIDATED STATEMENT OF EARNINGS (LOSS)

(in millions, except per share amounts) (unaudited)	Three Months Ended Sept. 30 2006	Three Months Ended Sept. 30 2005 (1)	Six Months Ended Sept. 30 2006 (2)	Three Months Ended March 31 2006 (2)	Nine Months Ended Sept. 30 2005 (1)
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Net Sales	$ 660	$ 559	$ 1,358	$ 674	$ 1,945
Costs	596	567	1,275	695	1,731
	64	(8)	83	(21)	214
Amortization of property, plant and equipment	25	27	53	27	81
Amortization of intangible assets	–	1	1	1	3
Operating earnings (loss) before the following:	39	(36)	29	(49)	130
Employee future benefits – workforce reduction costs (Note 13)	6	–	47	–	–
Foreign exchange (gain) loss on long-term debt (Note 9)	1	–	(12)	–	–
Gain on sale of plate mill assets	–	–	–	–	(20)
Reorganization items	–	13	–	21	47
Financial expense					
Interest on long-term debt and debt subject to compromise	10	10	19	10	31
Other interest – net	9	3	17	5	8
Earnings (loss) before income tax from continuing operations	13	(62)	(42)	(85)	64
Income tax expense (recovery) (Note 7)					
Current	5	(13)	7	7	17
Future	33	(31)	7	(13)	(11)
Net earnings (loss) from continuing operations	(25)	(18)	(56)	(79)	58
Net earnings (loss) from discontinued operations (Note 1)	–	(24)	–	(43)	(11)
Net earnings (loss)	$ (25)	$ (42)	$ (56)	$ (122)	$ 47
Earnings (loss) per common share (Note 15)					
Basic					
Continuing operations	$ (0.93)	$ (0.18)	$ (2.07)	$ (0.77)	$ 0.57
Net earnings (loss)	$ (0.93)	$ (0.41)	$ (2.07)	$ (1.19)	$ 0.46
Fully diluted					
Continuing operations	$ (0.93)	$ (0.18)	$ (2.07)	$ (0.77)	$ 0.51
Net earnings (loss)	$ (0.93)	$ (0.41)	$ (2.07)	$ (1.19)	$ 0.42
Weighted average common shares outstanding – millions	27.1	102.2	27.1	102.2	102.2

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.

(2) The six-month period ended September 30, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF RETAINED DEFICIT

(in millions) (unaudited)	Three Months Ended Sept. 30 2006	Three Months Ended Sept. 30 2005	Six Months Ended Sept. 30 2006 (1)	Three Months Ended March 31 2006 (1)	Nine Months Ended Sept. 30 2005
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Balance at beginning of period	$ (31)	$ (299)	$ –	$ (461)	$ (388)
Net earnings (loss)	(25)	(42)	(56)	(122)	47
Balance at end of period	$ (56)	$ (341)	$ (56)	$ (583)	$ (341)
Fresh start adjustment				583	
Balance at end of period – post fresh start				$ –	

(1) The six-month period ended September 30, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions) (unaudited)	At September 30 2006	At March 31 2006	At December 31 2005 [1]
	(Successor)	(Successor) (Note 4)	(Predecessor)
Assets			
Current assets			
Cash and cash equivalents	$ 8	$ 2	$ 25
Restricted cash (Note 5)	5	34	17
Accounts receivable	348	418	294
Inventories	708	740	783
Prepaid expenses	44	24	29
Future income taxes (Note 7)	28	7	22
Assets held for sale (Note 14)	18	–	351
	1,159	1,225	1,521
Other assets			
Property, plant and equipment	1,735	1,757	932
Intangible assets (Note 7)	6	18	72
Future income taxes (Note 7)	–	–	12
Deferred pension cost	–	–	112
Other	33	36	21
	1,774	1,811	1,149
Total Assets	**$ 2,933**	**$ 3,036**	**$ 2,670**
Liabilities and Shareholders' Equity			
Current liabilities			
Bank and other short-term indebtedness	$ –	$ –	$ 191
Revolving term loans (Note 8)	35	35	–
Accounts payable and accrued	214	245	232
Employee future benefits (Note 13)	60	60	60
Pension liability (Note 13)	68	67	–
Income and other taxes	–	17	8
Long-term debt due within one year (Note 9)	16	21	23
Liabilities held for sale	–	–	206
Liabilities subject to compromise	–	–	630
	393	445	1,350
Other liabilities			
Employee future benefits (Note 13)	1,252	1,258	834
Pension liability (Note 13)	357	350	–
Long-term debt (Note 9)	329	346	20
Revolving term loans (Note 8)	390	392	–
Future income taxes (Note 7)	91	76	92
Asset retirement obligation (Note 6)	24	22	15
	2,443	2,444	961
Total Liabilities	**2,836**	**2,889**	**2,311**
Shareholders' Equity			
Convertible debenture conversion option	–	–	23
Capital stock (Note 11)	149	144	781
Contributed surplus	1	–	16
Warrants (Note 11)	3	3	–
Retained deficit	(56)	–	(461)
Total Shareholders' Equity	**97**	**147**	**359**
Total Liabilities and Shareholders' Equity	**$ 2,933**	**$ 3,036**	**$ 2,670**

(1) Due to the application of fresh start reporting (Note 4), the Consolidated Statement of Financial Position of the Predecessor and Successor are not directly comparable.

Commitments and contingencies (Note 10).

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions) (unaudited)	Three Months Ended September 30 2006	Three Months Ended September 30 2005 [1]	Six Months Ended September 30 2006 [2]	Three Months Ended March 31 2006 [2]	Nine Months Ended September 30 2005 [1]
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Cash provided by (used for)					
Operating activities					
Net earnings (loss) from continuing operations	$ (25)	$ (18)	$ (56)	$ (79)	$ 58
Adjustments for items not affecting cash					
Reorganization items	–	2	(12)	(1)	2
Amortization of property, plant, and equipment	25	27	53	27	81
Amortization of intangible assets	–	1	1	1	3
Future income taxes (Note 7)	33	(31)	7	(13)	(11)
Employee pension and other future benefits	4	17	(13)	28	82
Foreign exchange (gain) loss on floating rate notes (Note 9)	1	–	(12)	–	–
Employee future benefits – workforce reduction costs	(6)	–	26	–	–
Fresh start inventory revaluation	11	–	60	–	–
Gain on sale of plate mill assets	–	–	–	–	(20)
Other	(7)	2	4	(4)	–
	36	–	58	(41)	195
Changes in operating elements of working capital					
Accounts receivable	66	–	60	(127)	(5)
Inventories	(26)	(35)	(28)	102	(99)
Prepaid expenses	(6)	(3)	(20)	5	(7)
Accounts payable and accrued	(44)	(21)	(18)	9	(12)
Income and other taxes	–	(15)	(17)	9	5
	(10)	(74)	(23)	(2)	(118)
Discontinued operations	–	27	–	–	34
	26	**(47)**	**35**	**(43)**	**111**
Investing activities					
Proceeds from sale of non-core assets	13	5	13	107	28
Expenditures for capital assets	(21)	(42)	(62)	(49)	(104)
Discontinued operations	–	(4)	–	–	(13)
	(8)	**(41)**	**(49)**	**58**	**(89)**
Financing activities					
Increase (decrease) in bank indebtedness	–	118	–	(9)	(16)
Increase (decrease) in revolving term loans (Note 8)	(11)	–	(2)	–	–
Reduction of long-term debt (Note 9)	(12)	(8)	(12)	(12)	(14)
Proceeds from issue of common shares (Note 11)	–	–	5	–	–
Discontinued operations	–	(12)	–	–	1
	(23)	**98**	**(9)**	**(21)**	**(29)**
Cash, cash equivalents and restricted cash					
Net increase (decrease)	(5)	10	(23)	(6)	(7)
Balance at beginning of period	18	26	36	42	43
Balance at end of period	$ 13	$ 36	$ 13	$ 36	$ 36
Consists of:					
Cash and cash equivalents	$ 8	$ 20	$ 8	$ 2	$ 20
Restricted cash (Note 5)	5	16	5	34	16
	$ 13	$ 36	$ 13	$ 36	$ 36

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.

(2) The six-month period ended September 30, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

See accompanying Notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1. BUSINESS DESCRIPTION AND CCAA HISTORY

Business Description

Stelco Inc. ("Stelco" or the "Corporation") is one of Canada's largest steel producers. The Corporation operates two integrated steel plants in Ontario, Canada which produce a variety of steel products for customers in the automotive, steel service center, appliance, energy, construction and pipe and tube industries within North America. In addition, Stelco has ownership interests in three iron ore properties. Through these ownership interests and related supply agreements, Stelco has secured approximately 90% of its requirements for iron ore. Stelco operates its businesses through partnerships, subsidiaries and joint ventures. Where applicable, "Stelco" and the "Corporation" refer to Stelco Inc. and its partnerships, subsidiaries and joint ventures collectively.

CCAA History

On January 29, 2004, Stelco and certain related entities filed for protection under the *Companies' Creditors Arrangement Act* ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice granting it creditor protection. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Proceedings"). The Canadian proceedings included Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and Stelwire Ltd. ("Stelwire"), which were collectively referred to as the "Applicants". The U.S. Proceedings included Stelco, Stelpipe, and Stelwire. The Corporation's other subsidiaries and joint ventures were not included in the proceedings. For the periods prior to emergence from CCAA, collectively, the Applicants and the Corporation's other subsidiaries and joint ventures are referred to as the "Predecessor" in the consolidated financial statements and notes.

At the end of the day on March 31, 2006, the Predecessor implemented its Third Amended and Restated Plan of Arrangement and Reorganization (the "CCAA Plan"), as approved by the Court on January 20, 2006, and emerged from CCAA protection. For the purpose of these Consolidated Financial Statements the Corporation is referred to as the "Successor" in respect of the period after implementation of the CCAA Plan. Also, on March 31, 2006, a plan of arrangement under the Canada Business Corporation's Act ("the CBCA") that involved the Corporation (the "CBCA Plan") was implemented. In accordance with the CBCA Plan, the Predecessor's business was reorganized with specific assets and liabilities being transferred into separate limited partnerships. Upon implementation of this reorganization, Stelco became the parent company and limited partner of these limited partnerships. Further information on the CCAA Plan and CBCA Plan is outlined below.

Discontinued Operations

As part of the CCAA, Stelco divested all of its manufactured products and mini-mill businesses. The impact on earnings for the three months ended March 31, 2006 was a net loss of $43 million (net of income tax of $2 million), for the three months ended September 30, 2005 was net loss of $24 million (net of income tax recoveries of $4 million) and for the nine months ended September 30, 2005 net loss of $11 million (net of income tax recoveries of $3 million).

Treatment of Stakeholders Compromised Under the CCAA Plan

Holders of Affected Claims

Under the CCAA Plan, the claims of the unsecured creditors (the "Affected Creditors") were not satisfied in full by the consideration distributed under the CCAA Plan. At March 31, 2006, the final accepted Affected Creditor claims of $547 million were settled in exchange for the following:

- New Secured Floating Rate Notes ("FRNs") in the US dollar equivalent of $275 million Canadian;
- 6,364,000 newly issued common shares (the "New Common Shares") of Stelco (1,100,000 prorated among all Affected Creditors and 5,264,000 prorated based on amounts elected through the share election process);
- Cash of $108,548,000; and
- Warrants exercisable for an aggregate of 1,418,500 New Common Shares (the "New Warrants") with an exercise price of $11.00 per New Common Share and a seven-year term.

Holders of Series A and B voting Common Shares

The Series A and B voting common shares previously outstanding were exchanged into new redeemable shares at a ratio of 0.000001 for each such share. Such shares were then redeemed and cancelled on March 31, 2006 for nil consideration.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

1. BUSINESS DESCRIPTION AND CCAA HISTORY (continued)

Agreements

Plan Sponsor Agreement

The New Common Shares of the restructured Stelco were divided among three groups under the CCAA Plan: the Affected Creditors (as referred to above), the Province of Ontario (the "Province") and Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors"). The Province obtained its equity interest as part of the financing provided to Stelco (Note 9) wherein it received warrants to purchase 851,100 New Common Shares. The Equity Sponsors acquired their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, the Equity Sponsors agreed to purchase 19,736,000 New Common Shares of Stelco at a price of $5.50 per share for proceeds of $108,548,000. These funds were used for the cash distribution to Affected Creditors under the Plan as referred to above.

Pension Plan Funding Agreement

Stelco and the Province along with the Superintendent of Financial Services of Ontario and certain of the newly formed LPs entered into a pension funding agreement (the "Pension Agreement") on March 31, 2006 that outlines the funding arrangements with respect to Stelco's four main pension plans. The purpose of the Pension Agreement is to transition the four main plans from the Section 5.1 election of Regulation 909 of the Pension Benefits Act (Ontario) (the "PBA"), which had exempted the four main plans from funding of the solvency deficiencies under the plans in exchange for higher pension benefit guarantee fund payments, to the general regulatory requirements of the PBA by no later than January 1, 2016. See Notes 9, 11, and 13 for further details.

CCAA Plan Financing

New financing was raised under the CCAA Plan from the following sources:

• New ABL Facility (asset based loan) (Note 8)	up to $600 million
• New Secured Revolving Term Loan (Note 8)	$375 million
• New Province Note (Note 9)	$150 million
• Federal Government (cancelled in June 2006)	$30 million

2. BASIS OF PRESENTATION

As a result of a substantial realignment of equity and non-equity interests in the Corporation (Note 4), "fresh start" reporting was adopted on March 31, 2006. In accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1625 – "Comprehensive Revaluation of Assets and Liabilities", the Corporation undertook a comprehensive revaluation of its assets and liabilities. As required by CICA Handbook Section 1625, the enterprise value has been allocated based upon management's best estimate of the relative fair values of the identifiable assets and liabilities of the Corporation in accordance with the guidance in CICA Handbook Section 1581 – "Business Combinations". The Corporation has finalized its initial allocation resulting in the transfer of amounts between property, plant and equipment, inventories and intangible assets and future income taxes (see Note 4).

The Consolidated Statement of Financial Position as at March 31, 2006 reflects the accounts of the Successor. While not comparable, the Consolidated Statement of Earnings (Loss) and the corresponding Consolidated Statement of Cash Flows reflects the activities of the Successor and Predecessor for the three months and nine months ended September 30, 2006 and 2005.

While the Predecessor was under creditor protection (January 29, 2004 – March 31, 2006), the Predecessor applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7), where it did not conflict with Canadian generally accepted accounting principles ("Canadian GAAP"), in the preparation of its consolidated financial statements. As a result, the Predecessor made adjustments to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business.

The consolidated financial statements of the Successor and Predecessor companies are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP using the going concern concept which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These interim financial statements do not include all of the disclosure required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These Consolidated Financial Statements are prepared in accordance with Canadian GAAP, which require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The significant policies are summarized below:

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value (Note 4), with the exception of future income taxes, which have been reported in accordance with CICA Handbook Section 3465 – Income Taxes (Note 7) and pension and other post-employment benefits, which have been reported in accordance with CICA Handbook Section 3461 – Employee Future Benefits (Note 13).

The useful lives of the Corporation's plant, equipment and intangible assets have been reviewed as part of fresh start reporting. Certain of these assets have had their useful life adjusted upon completion of this process.

Principles of Consolidation

The consolidated financial statements include the accounts of Stelco Inc., its wholly owned subsidiaries and partnerships, and its proportionate share of the accounts of its joint ventures.

Foreign Currencies

Monetary assets and liabilities originating in foreign currencies are translated at quarter-end exchange rates. All other assets and liabilities originating in foreign currencies are translated at the quarter-end exchange rate or at historic rates prevailing when the assets were acquired or the liabilities incurred for transactions after March 31, 2006. Income and expense items, other than those related to assets and liabilities translated at historic rates, are generally translated at the rate in effect at the time the transaction occurs.

Gains or losses resulting from foreign currency translations are reflected in the Consolidated Statement of Earnings (Loss).

The temporal method of translation of foreign currency is followed for foreign subsidiaries, all of which are considered to be financially and operationally integrated. Translation of foreign currencies for the foreign subsidiaries using the temporal method is consistent with the method described above.

Inventories

The recorded cost of inventories on hand at March 31, 2006 was based on the estimated fair values on March 31, 2006 pursuant to the reorganization implemented by the Corporation on that date. Inventories of raw materials and supplies on hand post March 31, 2006 are valued at the lower of cost and replacement cost. Semi-finished product inventories are valued at actual cost. Finished product inventories are valued at the lower of cost and net realizable value.

Property, Plant, and Equipment

Property, plant and equipment, including construction in progress, purchased prior to April 1, 2006 has been recorded at the estimated fair value on March 31, 2006 pursuant to the financial reorganization implemented by the Corporation on that date. Property, plant, and equipment purchased after March 31, 2006 is carried at cost less accumulated amortization, and includes construction in progress. The Corporation expenses interest costs directly associated with capital projects. Amortization is provided using the straight-line method applied to the cost of the assets at rates based on their estimated useful life and beginning from the point when production commences except for the cost of blast furnace relines (see below) and at certain mining properties where amortization is calculated on a unit-of-production basis. The following annual amortization rates, which have been updated to reflect the final results of fresh start accounting, are in effect:

- Buildings — 10 to 25 years
- Equipment — 5 to 20 years
- Automotive and mobile equipment — 5 to 10 years
- Raw material plants and properties — 7 to 30 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Blast Furnace Relines

The Corporation's blast furnaces periodically require extensive relining. Costs incurred in the reline of a blast furnace that extend the useful life of the furnace are capitalized and amortized over their estimated useful life on a unit-of-production basis. Other repair and maintenance costs that may be incurred during the reline are expensed.

Intangible Assets

Intangible assets of the Corporation are computer systems and applications. Intangible assets purchased prior to April 1, 2006 are recorded at the estimated fair value on March 31, 2006 pursuant to the reorganization implemented by the Corporation on that date. Intangible assets purchased after March 31, 2006 are recorded at historical cost. Amortization is recorded on a straight-line basis over an estimated eight-year life beginning from March 31, 2006 or the purchase date, if after March 31, 2006. See further comments under Income Taxes.

Impairment of Long-Lived Assets

An impairment loss would be recognized when the carrying value of a long-lived asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value.

Employee Future Benefits

The Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures maintain a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees.

Pension plan assets are valued at market-related value and are used to calculate the expected rate of return on plan assets. Market-related value is the market value of pension plan assets averaged over a three-year period.

The cost of pension and other post-employment benefits (including medical benefits, dental care, life insurance and certain compensated absences) is charged to income annually. The cost is computed on an actuarial basis using the projected benefit method by estimating the usage, frequency and cost of services covered and management's best estimate of the long-term rate of return on plan assets, discount rates, salary escalation, health care cost trends, retirement age, mortality and other factors. These assumptions relate to factors that are of a long-term nature and, consequently, are subject to a degree of uncertainty. Actual trends and values may differ from those assumed at this time resulting in changes in the cost of pension and other post-employment benefits in future periods. The assumptions are reviewed and updated annually or more frequently where the level of benefits provided to employees changes. Past service costs (such as increased benefits provided under labour contract settlements) are amortized over the estimated average remaining service life ("EARSL") of the employees at the date of the amendment.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the EARSL of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. These amortizations reflect the concept, as stated in Canadian GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived there from. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. Under Canadian GAAP the cost of employee future benefits in any year is not unduly impacted by such short-term changes in market returns, discount rates or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

Salaried employees hired after July 31, 1997 participate in the Corporation's "Opportunity" or similar programs, which include a flexible credit plan for benefits and a self-directed group RRSP. These employees do not participate in the defined benefit plans. These programs are accounted for as defined contribution plans. Costs of defined contribution plans are expensed as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities) and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and the differences between the opening and ending balances of the future income tax assets and liabilities. The effect of increases and decreases to future income tax assets and liabilities arising from changes in tax rates is recognized in income in the period the changes occur.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future tax assets were recognized in the third quarter of 2006 and were applied to reduce unamortized intangible assets.

Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. FRESH START REPORTING

As outlined in Note 2, Stelco adopted fresh start reporting on March 31, 2006. As a result, all assets and liabilities of the Successor were reported at estimated fair values, except for future income taxes, which were reported in accordance with the requirements of CICA Handbook Section 3465, and pension and other post-employment benefits, which were reported in accordance with CICA Handbook Section 3461.

The fair values of the assets and liabilities of the Successor were based on management's best estimates as of March 31, 2006. The Successor has finalized its valuation of assets and liabilities, primarily property, plant and equipment, inventories, intangibles and future income taxes, and reflected adjustments in the Consolidated Statement of Financial Position as at March 31, 2006. The adjustments to the Predecessor balances related to predecessor shareholders, affected creditors and equity sponsors and pensions and financing were finalized upon emergence from CCAA.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

4. FRESH START REPORTING (continued)

Stelco Inc.
Consolidated Statement of Financial Position

(in millions)	At March 31, 2006	Predecessor Shareholders	Affected Creditors and Equity Sponsors	Pensions and Financing	Fresh Start Adjustments	At March 31, 2006
		Third Amended and Restated Plan of Arrangement and Reorganization				
	(Predecessor)					(Successor)
Assets						
Current assets						
Cash and cash equivalents	$ 2	$ –	$ 108[2] (108)[1]	$ (382)[6] 150[4] 232[5]	$ –	$ 2
Restricted cash (Note 5)	34	–	–	–	–	34
Accounts receivable	413	–	–	–	5[7]	418
Inventories	680	–	–	–	60[7]	740
Prepaid expenses	24	–	–	–	–	24
Future income taxes (Note 7)	5	–	–	–	2[8]	7
	1,158	–	–	–	67	1,225
Other assets						
Property, plant and equipment	962	–	–	–	795[7]	1,757
Intangible assets	73	–	–	–	(55)[7]	18
Deferred pension cost	99	–	–	–	(99)[7]	–
Future income taxes (Note 7)	38	–	–	–	(38)[8]	–
Other	21	–	–	13[3]	2[7]	36
	1,193	–	–	13	605	1,811
Total Assets	2,351	–	–	13	672	3,036
Liabilities and Shareholders' Equity						
Current liabilities						
Bank and other short-term indebtedness	182	–	–	(182)[5]	–	–
Revolving term loans (Note 8)	–	–	–	35[3,5]	–	35
Accounts payable and accrued	241	–	–	–	4[7]	245
Employee future benefits	60	–	–	–	–	60
Pension liability	–	–	–	–	67[7]	67
Income and other taxes	17	–	–	–	–	17
Long-term debt due within one year – existing (Note 9)	18	–	–	–	3[7]	21
Future income taxes (Note 7)	–	–	–	–	–	–
Liabilities subject to compromise	640	–	(640)[1]	–	–	–
	1,158	–	(640)	(147)	74	445
Other liabilities						
Employee future benefits	847	–	–	–	411[7]	1,258
Pension liability	–	–	–	(382)[6]	732[7]	350
Long-term debt – existing (Note 9)	14	–	–	–	–	14
Long-term debt – New Secured Floating Rate Notes (Note 9)	–	–	275[1]	–	–	275
Long-term debt – New Province Note – (Note 9)	–	–	–	149[4]	(92)[7]	57
Revolving term loans (Note 8)	–	–	–	392[3,5]	–	392
Future income taxes (Note 7)	79	–	–	–	(3)[8]	76
Asset retirement obligation (Note 6)	16	–	–	–	6[7]	22
	956	–	275	159	1,054	2,444
Total Liabilities	2,114	–	(365)	12	1,128	2,889
Shareholders' Equity						
Convertible debentures conversion option	23	–	(23)[1]	–	–	–
Capital stock	781	(781)[1]	36[1] 108[2]	–	–	144
New Warrants (Note 11)	–	–	2[1]	–	–	2
Province Warrants (Note 11)	–	–	–	1[4]	–	1
Contributed surplus	16	(16)[1]	–	–	–	–
Retained deficit	(583)	797[1]	242[1]	–	(456)[7]	–
Total Shareholders' Equity	237	–	365	1	(456)	147
Total Liabilities and Shareholders' Equity	$ 2,351	$ –	$ –	$ 13	$ 672	$ 3,036

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

4. FRESH START REPORTING (continued)

The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the Plan and consummation of the various agreements:

(1) Implementation of the Plan as outlined in Note 1.

The following table reconciles the Predecessor's liabilities subject to compromise to those that were accepted claims under the Plan:

(in millions)	At March 31, 2006		At March 31, 2005		At December 31, 2005	
	(Predecessor)		(Predecessor)		(Predecessor)	
Liabilities subject to compromise						
Accepted claims	$	547	$	532	$	546
Post-filing interest		83		44		73
Unfiled claims		10		12		11
Total liabilities subject to compromise	$	640	$	588	$	630
Settlement						
Cash	$	108				
Floating Rate Notes		275				
New Common Shares		36				
New Warrants		2				
Total consideration	$	421				
Excess of claims over distribution		219				
Convertible debenture conversion option		23				
Total adjustment to retained deficit	$	242				

The holders of Series A and B voting common shares received nil consideration.

(2) Issuance of shares for cash under the Plan Sponsor Agreement (Note 1).

(3) Payment of financing fees on implementation of the Plan, which have been deferred and will be amortized over the term of the related credit facilities (Note 8).

(4) Receipt of cash under the Province Agreement in exchange for a note payable and issuance of warrants (Note 9).

(5) Repayment of borrowings under the Predecessor's line of credit and increase in revolving term loans in order to make pension funding payment.

(6) Initial pension funding made under the Province Agreement.

(7) Comprehensive revaluation of assets and liabilities and elimination of the deficit.

(8) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused tax losses or other deductions are realized.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future tax assets were recognized in the third quarter of 2006 and were applied to reduce unamortized intangible assets.

Included under the Fresh Start Adjustment captions are all tax adjustments required to transition the Predecessor's accounts to the Successor's accounts at March 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

5. RESTRICTED CASH

The Predecessor's restricted cash represented funds being held in trust with the Monitor under the CCAA proceedings pending direction from the Ontario Superior Court of Justice for its use. The composition of these funds is derived as follows:

(In millions)	At September 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Proceeds relating to the sale of Welland Pipe Ltd., CHT Steel Inc., and Stelpipe Ltd. assets	$ –	$ –	$ 17
Proceeds from the sale of the shares of Norambar Inc., Stelwire Ltd., and Stelfil Ltée	–	30	–
Proceeds from the sale of the shares of AltaSteel Ltd.	5	4	–
	$ 5	$ 34	$ 17

During the second quarter of 2006, the Monitor released the proceeds held in trust pertaining to the sale of the shares of Norambar Inc., Stelwire Ltd., and Stelfil Ltèe in accordance with the related purchase and sale agreement. The remaining restricted cash was released in October 2006 in accordance with the terms of the purchase and sale agreement related to the sale of the shares of AltaSteel Ltd.

6. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations relate to the site restoration and reclamation of iron ore properties at the Corporation's mining interests in Wabush, Tilden and Hibbing. The following table provides the pertinent information associated with these obligations:

(In millions)	At September 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Opening balance	$ 23	$ –	$ 12
Accretion expense	1	–	2
Effect of change in estimates	–	–	1
Liabilities incurred (settled)	–	–	–
Ending balance	$ 24	$ 22[(1)]	$ 15
Underlying assumptions:			
Undiscounted cash flow estimates	86	86	86
Credit-adjusted interest rate	12.00%[(2)]	12.00%[(2)]	16.65%
Time frame to settle the obligations (years)	2013 – 2050	2013 – 2050	2013 – 2050

(1) Reflects the estimated fair value assigned to this obligation under fresh start reporting (Note 4).

(2) Reflects the estimated credit-adjusted interest rate of the Corporation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

7. COMPONENTS OF CONSOLIDATED INCOME TAXES

The income tax expense (recovery) differs from the amount calculated by applying Canadian income tax rates (federal and provincial) to the earnings (loss) before income taxes from continuing operations, as follows:

(in millions)	Three months ended September 30, 2006	Six months ended September 30, 2006
	(Successor)	(Successor)
Income (loss) before income taxes from continuing operations	$ 13	$ (42)
Income tax expense (recovery) computed using statutory income tax rates (2006 – 43%)	6	(18)
Add (deduct):		
Manufacturing and processing credit	(1)	4
Resource allowance / depletion	(2)	(3)
Valuation allowance [(1)]	28	28
Impact of federal income tax rate reduction	8	–
Foreign exchange gain on US denominated debt	–	(2)
Impact of intercompany foreign exchange	–	4
Other	(1)	1
	32	32
Income tax expense (recovery)	$ 38	$ 14

The composition of the future income tax provision is as follows:

(in millions)	Three months ended September 30, 2006	Six months ended September 30, 2006
	(Successor)	(Successor)
Initiating and reversing temporary differences	$ (3)	$ (21)
Valuation allowance [(1)]	28	28
Effect of future income tax rate reduction	8	–
Future income tax expense	$ 33	$ 7

(1) Resulted in a reduction of intangible assets on the Consolidated Statement of Financial Position by $11 million.

The finalization of the fresh start reporting increased tax expense recorded for the three months ended September 30, 2006 by approximately $36 million comprised of an increase in the valuation allowance of $28 million and the income tax rate reduction adjustment of $8 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

7. COMPONENTS OF CONSOLIDATED INCOME TAXES (continued)

Components of future income tax assets and liabilities are summarized as follows:

(in millions)	At September 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Future income tax assets			
Employee future benefits	$ 408	$ 448	$ 300
Pension liability	132	142	-
Non-capital loss carry-forwards	117	151	97
Corporate minimum taxes	15	17	18
Net capital losses	4	6	7
Other	32	22	17
Total future income tax assets before valuation allowance	$ 708	$ 786	$ 439
Less: valuation allowance	(434)	(453)	(289)
Total future income tax assets after valuation allowance	$ 274	$ 333	$ 150
Future income tax liabilities			
Plant and equipment – difference in net book value and unamortized capital cost	$ 337	$ 382	$ 118
Deferred pension cost	–	–	37
Investment in joint ventures	–	–	36
Other	–	20	17
Total future income tax liabilities	337	402	208
Net future income tax asset (liability)	$ (63)	$ (69)	$ (58)

The future income tax asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

(in millions)	At September 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Future income tax asset – current	$ 28	$ 7	$ 22
Future income tax asset – non-current	–	–	12
Future income tax liability – non-current	(91)	(76)	(92)
Net future income tax asset (liability)	$ (63)	$ (69)	$ (58)

Future Income Taxes

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective statement of financial position date.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future tax assets were recognized in the third quarter of 2006 and were applied to reduce unamortized intangible assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

8. BANK AND OTHER SHORT-TERM INDEBTEDNESS AND REVOLVING TERM LOANS

(In millions)	At September 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Bank and other short-term indebtedness	$ –	$ –	$ 191
Revolving term loans			
Current	35	35	–
Non-current	390	392	–
Total	$ 425	$ 427	$ 191

Revolving Term Loans

Asset Based Loan Facility

On March 31, 2006, the $75 million debtor-in-possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US Base rate + 0.5% or London Inter-Bank Overnight Rate ("LIBOR") + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and, prior to each March 31 anniversary date, the facility can be extended for a period of two years if the lender and Stelco mutually agree. The ABL facility is secured by a first priority security interest in the eligible inventory and eligible accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest in all other property and assets of the Corporation, limited to $300 million, and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral of eligible accounts receivable and eligible inventory and reserves, but will not exceed $600 million. The ABL facility incurs an annual fee of 0.375% of any non-use of funds available under the facility. The facility is subject to certain restrictive covenants. At September 30, 2006, the available amount of the ABL was $461 million and the amount drawn on this facility was $390 million.

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Ltd. (a shareholder of the Corporation – Note 1), in the amount of $375 million for a term of seven years. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75% until March 31, 2009 after which the loan bears interest at bankers' acceptance rate plus 7.25%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the fixed assets of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in certain subsidiaries, partnerships and joint ventures of Stelco. Stelco intends to repay amounts borrowed under this facility within one year, therefore these borrowings have been reflected as a current liability on the Statement of Financial Position. Under this facility, Stelco is required to pay an annual fee of 3% of the aggregate commitment of $375 million on each anniversary date of CCAA Plan implementation. In addition, the facility requires the Company to pay 3% of the outstanding credit facility in place at March 31, 2009, if it intends to extend the facility.

Included in financial expense for the third quarter of 2006 is approximately $1 million relating to borrowings under this agreement ($1 million in second quarter of 2006). The interest on borrowings is calculated in accordance with the applicable lending agreement, yielding approximately 11% as at September 30, 3006. The majority of interest is paid prior to the end of each month, therefore a nominal amount is outstanding at September 30, 2006. At September 30, 2006 there was $35 million outstanding under this loan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

9. LONG-TERM DEBT

(In millions)	At September 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Long-term debt of Stelco subject to compromise	$ –	$ –	$ 412
Term loans associated with discontinued operations [4]	–	–	16
Floating rate notes at LIBOR + 8 50% [1] [5]	263	275	–
1% Province Note [2]	149	149	–
1% Province Note – fair value adjustment [2]	(90)	(92)	–
Term loan at Canadian prime rate plus 2.50% matured on June 10, 2005 [3]	3	8	22
Term loan at bankers' acceptance rate plus 1.50% maturing on January 31, 2008 [6]	20	27	33
Long-term debt	345	367	483
Less amount subject to compromise or held for sale	–	–	(440)
Less amount due within one year	(16)	(21)	(23)
Long-term debt	$ 329	$ 346	$ 20

(1) Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, affected creditors received floating rate notes ("FRN's") equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest on the FRN's is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of LIBOR plus 5.50% if paid in cash and LIBOR plus 8.50% if paid in new FRN's or if interest payments are deferred and accrued in accordance with the terms of the FRN's. Interest on the FRN'S in the third quarter of 2006 totalled $7 million ($7 million in the second quarter of 2006) and is included in financial expense. Interest has been calculated under the cash payment option consistent with the semi-annual payment made in September 2006. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% of face value until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL facility and the secured revolving term loan (Note 8) in all respects including rights to payment and enforcement until both the ABL facility and secured revolving term loan are repaid in full.

(2) Province Note

In accordance with the Pension Agreement (see Note 13), the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares of Stelco. The Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum, payable semi-annually in cash or, at Stelco's option, by delivering Stelco common shares. Interest accrued on the Province Note in the third quarter 2006 totalled $0.8 million ($0.4 million in the second quarter 2006) and is included in financial expense. The semi-annual interest payment due in September 2006 was paid in cash. At March 31, 2006, the $150 million was allocated between the Province Note and the fair value of the warrants (see Note 11 for terms of the warrants). Upon the application of fresh start reporting on March 31, 2006, the Province Note was adjusted to its estimated fair value of $57 million (see Note 4) and will be accreted up to its face value over the term of the Note assuming an effective interest rate of 12%. During the third quarter of 2006 an accretion expense of $1 million was recorded in interest on long-term debt on the Consolidated Statement of Earnings (Loss) ($2 million in the six month period ended September 30, 2006).

(3) The term loan is an obligation of a wholly owned subsidiary of the Corporation. The loan is currently in default and the assets remaining in the subsidiary are not sufficient to satisfy this obligation.

(4) These term loans were assumed by the purchaser upon completion of the sale of the non-core subsidiaries during the first quarter of 2006.

(5) There was a $1 million loss recorded in the third quarter of 2006 due to the revaluation of the FRN's using the September 30, 2006 US dollar exchange rate, compared to a $13 million gain recorded in the second quarter of 2006.

(6) The term loan is an obligation of a wholly owned subsidiary of the Corporation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

10. COMMITMENTS AND CONTINGENCIES

Capital Programs and Other Commitments

Stelco has binding commitments for capital programs totalling $28 million. Of this amount, $23 million relates to Phase II of the Lake Erie Steel hot strip mill upgrade.

Pursuant to an outsourcing agreement, the Corporation has committed approximately $130 million up to and including year 2012.

Contingencies

Georgian Windpower Corporation ("GWC") commenced a lawsuit against Stelco Inc. during the course of the CCAA proceedings alleging, among other things, breach of contract by Stelco in connection with Stelco's termination in April 2005 of a Memorandum of Understanding and Agreement to Enter into a Land Lease Agreement between Stelco and GWC. GWC has claimed damages of $350 million. The Corporation is vigorously defending this action. The result and value of the GWC claim is not determinable at this time and consequently the Corporation has not recorded any provisions in the consolidated financial statements.

11. CAPITAL STOCK

Common Shares

	At September 30, 2006	At March 31, 2006
	(Successor)	(Successor)
Total number of common shares	27,103,921	26,100,000
Total (in millions)	$149	$144

New Common Shares

The Corporation issued 26,100,000 new common shares upon emergence from CCAA with a value of $5.50 per share. On April 2, 2006, the President and Chief Executive Officer purchased 1,000,000 newly issued common shares for cash consideration of $5.5 million, bringing the total number of common shares outstanding as of that date to 27,100,000. As a result of the exercise of warrants in the third quarter 2006, referred to below, there are 27,103,921 common shares outstanding at September 30, 2006.

Warrants

Upon emergence from CCAA, the Corporation issued a total of 2,269,600 warrants. The holders of liabilities subject to compromise received 1,418,500 warrants with an estimated fair value of $2 million as partial consideration in exchange for their claim accepted under CCAA. The Province received 851,100 warrants with an estimated fair value of $1 million as partial consideration for the province loan (Note 9). Each warrant entitles the holder to purchase one common share at an exercise price of $11.00. The total number of common shares issuable under the exercise of all outstanding warrants represents approximately 7% of common shares outstanding upon the exercise of warrants on a diluted basis. The warrants have a term of seven years and are exercisable at any time after June 26, 2006 up to their expiration on March 31, 2013. A total of 3,921 warrants were exercised in the third quarter of 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

12. STOCK-BASED COMPENSATION

Incentive Stock Option Plan

Effective April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The ISOP is intended to attract and retain superior directors, officers, advisors, employees and other persons engaged to provide ongoing services to the Corporation or its affiliates. The total number of stock options available under the ISOP is 2,610,000, of which 1,944,000 were issued at an exercise price of $5.50 per common share. The options vest semi-annually over a four-year period from the date of the grant (the "Grant Date") in eight equal installments, subject to acceleration under certain circumstances. The options expire 10 years after the Grant Date. In accordance with the provisions of the ISOP, the exercise price of options granted thereunder is required to be the market value, as defined in the ISOP, on the Grant Date. During the third quarter of 2006, no options were exercised, forfeited or granted (200,000 options forfeited and 150,000 additional options granted during the second quarter 2006 at an exercise price of $17.75). The total options available under the ISOP at September 30, 2006 are 716,000.

Total compensation expense of $0.4 million has been included in costs for the third quarter of 2006 ($0.4 million in second quarter 2006).

The compensation expense for grants made under the ISOP was determined at the grant date using the fair value method by applying the Black-Scholes option-pricing model using the following assumptions:

Grant date	June 21, 2006	April 1, 2006
Expected volatility	40%	40%
Risk-free interest rate	4.33%	4.00%
Expected life	0 – 4 years	0 – 4 years
Expected dividends	Nil	Nil

The weighted average exercise price for options outstanding at September 30, 2006 is $6.47.

13. EMPLOYEE FUTURE BENEFITS

Benefit Plan Cost

The defined benefit costs recognized in the third quarter and first nine months of 2006 and 2005 are outlined as follows:

(in millions)	Three months ended Sept. 30 2006	Three months ended June 30 2006	Three months ended Sept. 30 2005	Six months ended Sept. 30, 2006 (1)	Three months ended March 31, 2006 (1)	Nine months ended Sept. 30, 2005
	(Successor)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Pensions	$ 7	$ 3	$ 38	$ 10	$ 36	$ 115
Other benefit plans	17	20	23	37	27	70
Total reported in costs	24	23	61	47	63	185
Curtailments	–	14	–	14	–	–
Severance	–	8	–	8	–	–
Voluntary retirement incentives	6	19	–	25	–	–
Total reported as workforce reduction	6	41	–	47	–	–
Total net benefit plan costs	$ 30	$ 64	$ 61	$ 94	$ 63	$ 185

(1) The nine-month period ended September 30, 2006 consists of three quarters, which are not comparable.
(2) The six-month period ended September 30, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

Substantially all of the Corporation's pension benefit plans are not fully funded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

13. EMPLOYEE FUTURE BENEFITS (continued)

Pension Plans

	At June 30, 2006	Remeasurement	Plan Amendments	Retirements	At June 30, 2006
Affected Plans					
Plan assets	$ 2,781	$ (142)	$ –	$ –	$ 2,639
Accrued benefit obligations	3,124	(75)	87	63	3,199
Funded status	(343)	(67)	(87)	(63)	(560)
Unamortized net actuarial (gains) losses	(6)	67	–	39	100
Unamortized past service costs	–	–	87	–	87
Accrued benefit obligation	(349)	–	–	(24)	(373)
Unaffected Plans					
Accrued benefit obligation	(58)	–	–	–	(58)
Total accrued benefit obligation	**(407)**	**–**	**–**	**(24)**	**(431)**
Current	(68)	–	–	–	(68)
Non-current	(339)	–		(24)	(363)
Total accrued benefit obligation	**$ (407)**	**$ –**	**$ –**	**$ (24)**	**$ (431)**

Other Benefit Plans

	At June 30, 2006	Remeasurement	Plan Amendments	Retirements	At June 30, 2006
Affected Plans					
Plan assets	$ –	$ –	$ –	$ –	$ –
Accrued benefit obligations	1,015	(66)	(74)	23	898
Funded status	(1,015)	66	74	(23)	(898)
Unamortized net actuarial (gains) losses	–	(66)	–	20	(46)
Unamortized past service costs	–	–	(74)	13	(61)
Accrued benefit obligation	(1,015)	–	–	10	(1,005)
Unaffected Plans					
Accrued benefit obligation	(296)	–	–	–	(296)
Total accrued benefit obligation	**(1,311)**	**–**	**–**	**10**	**(1,301)**
Current	(59)	–	–	–	(59)
Non-current	(1,252)	–	–	10	(1,242)
Total accrued benefit obligation	**$ (1,311)**	**$ –**	**$ –**	**$ 10**	**$ (1,301)**

Assumptions

	At June 30, 2006	At March 31, 2006
Discount Rate		
Pension plans discount rate	5.50%	5.25%
Other benefit plans – healthcare	5.75%	5.25%
Other benefit plans – compensated absences	5.50%	5.00%
Retirement Age		
Salaried employees	59	58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

13. EMPLOYEE FUTURE BENEFITS (continued)

As a result of the emergence from CCAA on March 31, 2006, the Corporation was required to undertake a comprehensive revaluation of its assets and liabilities, which included a remeasurement of all of the Corporation's pension and other benefit plan obligations under CICA Handbook Section 3461 – Employee Future Benefits. The results of the remeasurement, as reported in the first quarter 2006, included the elimination of previously recorded unamortized net actuarial losses and unamortized past service costs.

In the second quarter 2006, there was:

- a contract settlement reached with USW Local 1005 which contained pension and benefit improvements, including an annual pension indexing tied to a cost of living adjustment;
- announced reductions in the other benefit programs, which substantially impacted the active salary workforce (and salaried retirees);
- a Salaried Transition Assistance Program ("STAP"), which provided incentives for early retirement or resignation to employees who were members of the two principal salary defined benefit pension plans. The program closed on June 30, 2006;
- a Transition Assistance Program ("TAP"), which provided incentives for early retirement to Hamilton Steel bargaining unit employees as part of the contract settlement reached with USW Local 1005. The program closed on July 14, 2006.

The STAP resulted in a severance expense of $19 million in the second quarter 2006 which, when combined with other terminations in the period of $8 million, resulted in a total cost of $27 million. The TAP resulted in a voluntary retirement incentive cost of $6 million which was recognized in the third quarter 2006.

These events had an impact on three of the Corporation's four principal pension and other benefit plans (the Hamilton Steel bargaining unit plans and the salary plans covering the Lake Erie Steel salary workforce and the combined Corporate and Hamilton Steel salary workforce). The Lake Erie Steel bargaining unit plans are not impacted by these changes as they are covered under a separate labour agreement.

As a result of the significant reduction of the salary workforce arising from the STAP program and the impact of certain reductions in the salary other benefit programs there was a net curtailment expense recognized in the second quarter 2006 of $14 million.

Two plan amendments (the Hamilton Steel bargaining unit pension indexing adjustment, net of a reduction in the salary early retirement pension benefit) resulted in net pension unamortized past service cost of $87 million. While this amount did not impact second quarter 2006 earnings, the amount will be amortized over the expected average remaining service life ("EARSL") of the active employees. The amortization resulted in an increase in pension expense of $4 million in the third quarter 2006.

Other benefit plan amendments which primarily reflect an extensive reduction to the salary health care benefits resulted in an unamortized past service gain of $74 million. Similar to the pension impact noted above, this amount did not impact second quarter 2006 earnings and will be amortized over EARSL. Amortization of this gain resulted in a reduction in other benefit plan expense of $3 million in the third quarter 2006.

As a result of the significant plan amendments, there was a requirement to remeasure the affected plans described above as at June 30, 2006. The remeasurement required a review and update of all significant assumptions underlying these plans, including the discount rate, retirement age, and expected long term rate of return on pension plan assets. The change in assumptions is tabled in this note. In the case of the pension plans the actual negative returns experienced since the last remeasurement in March 2006 compared to the expected rate of return exceeded the favourable impact of the 0.25% increase in the pension discount rate, resulting in a net pension unamortized actuarial loss of $67 million. The effect of employee reductions both prior to and including the TAP program for the Hamilton bargaining unit plan added an additional $39 million to the actuarial loss.

In the case of the other benefit plans, the increase in the discount rate by 0.5% resulted in an unamortized actuarial gain of $66 million. The effect of employee reductions, both prior to and including the STAP and TAP, resulted in an unamortized actuarial loss of $20 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

13. EMPLOYEE FUTURE BENEFITS (continued)

Pension Plan Funding Arrangements

As a condition of the CCAA Plan, Stelco and the Province entered into the Pension Agreement, effective on March 31, 2006, which contains the following principal terms:

- Stelco was obligated to make an initial up-front payment of $400 million to its four main pension plans less any contributions to plans already made in 2006. As a result, Stelco made a $382 million payment to the plans on March 31, 2006;
- Stelco will fund its four main pension plans in the following amounts in the years subsequent to December 31, 2005:
  Years 1 – 5: $65 million per year ($32.5 million in 2006), payable monthly, commencing July 1, 2006; and
  Years 6 – 10: $70 million per year, payable monthly;
- Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of certain minimum thresholds as set out in the Pension Agreement, subject to Stelco having more than a minimum liquidity amount; and
- Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015 provided that any future benefit improvements which will be required to be funded in accordance with the Pension Benefits Act and will be in addition to the funding payments outlined above.

While the Pension Agreement with the Province has a prescribed funding obligation as outlined above, pension plan enhancements, such as the recently negotiated hourly pension indexing, are excluded from this arrangement. Accordingly, the hourly pension indexing is subject to additional cash funding under the Pension Benefits Act, totalling an estimated $121 million over the next eight years.

14. ASSETS HELD FOR SALE

In August 2006 the Corporation entered into an agreement to sell a parcel of non-core, surplus land in Hamilton and a building located on the property for cash proceeds of $17.5 million. Completion of the sale is subject to a number of conditions. The book value of these assets under the fresh start revaluation, which is equal to the expected net proceeds, has been classified as assets held for sale, as at September 30, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

15. EARNINGS (LOSS) PER COMMON SHARE

Interest on the convertible debentures is recorded in the Consolidated Statement of Earnings (Loss) as interest on long-term debt and debt subject to compromise. This amount, net of tax, is added back to net earnings (loss) from continuing operations and net earnings (loss) in order to calculate fully diluted earnings (loss) from continuing operations and fully diluted earnings (loss) per common share. Fully diluted earnings (loss) per common share is calculated by applying the treasury stock method for the potential exercise of stock options, and assuming the dilutive effect of the conversion of all outstanding convertible debentures at the $4.50 per share conversion price applicable to those debentures.

(in millions)	Three months ended Sept. 30 2006	Three months ended Sept. 30 2005	Six months ended Sept. 30, 2006 (2)	Three months ended March 31, 2006 (2)	Nine months ended Sept. 30, 2005
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	
Basic net earnings (loss) from continuing operations	$ (25)	$ (18)	$ (56)	$ (79)	$ 58
Convertible debentures – interest expense net of tax	-	1	–	1	4
Fully diluted net earnings (loss) from continuing Operations	$ (25)	$ (17)	$ (56)	$ (78)	$ 62
Basic net earnings (loss)	(25)	(42)	(56)	(122)	47
Convertible debentures – interest expense net of tax	-	1		1	4
Fully diluted net earnings (loss)	$ (25)	$ (41)	$ (56)	$ (121)	$ 51
Weighted average number of common outstanding – basic	27,102,278	102,249,198	27,101,145	102,249,198	102,249,199
Incremental number of common shares assumed to be issued on the exercise of Stock options	1,302,281	-	1,278,196	–	84,254
Incremental number of common shares assumed to be issued on the exercise of warrants	1,062,276	-	1,013,294	–	-
Common shares issued on the assumed conversion of convertible	–	20,000,000	–	20,000,000	20,000,000
Weighted average number of common outstanding – fully diluted	29,466,835	122,249,198	29,392,635	122,249,198	122,333,453
Options to purchase common shares not included in the above calculation (1)	–	– 5,001,680	–	4,986,012	4,751,680

(1) Exercise prices were greater than the average market price of the common shares during the periods.

(2) The six-month period ended September 30, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

During the three months and six months ended September 30, 2006 a basic net loss from continuing operations and a basic net loss was incurred, therefore options and warrants related information have not been used to calculate fully diluted earnings per share from continuing operations and fully diluted earnings per share as both are anti-dilutive where applicable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

16. SEGMENTED INFORMATION

The following provides segmented information by geographic area. Sales are allocated to the country in which the third party customer receives the product:

(in millions)	Three months ended Sept. 30 2006	Three months ended Sept. 30 2005	Six months ended Sept. 30 2006 [1]	Three months ended March 31 2006 [1]	Nine months ended Sept. 30 2005
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Geographic segments					
Net sales					
Canada	$ 564	$ 506	$ 1,196	$ 609	$ 1,754
United States	90	50	151	60	177
Other	6	3	11	5	14
Net Sales	$ 660	$ 559	$ 1,358	$ 674	$ 1,945

(1) The six-month period ended September 30, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

(in millions)	At Sept. 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Capital assets – net			
Canada	$ 1,373	$ 1,398	$ 947
United States	368	377	57
Capital assets – net	$ 1,741	$ 1,775	$ 1,004

INVESTOR INFORMATION

Questions and comments regarding Stelco Inc. or any information appearing in the quarterly reports or any other corporate publication may be directed to:

Stelco Inc.
Investor Relations
Hamilton, Ontario L8N 3T1

Telephone: (905) 528-2511 Ext. 3337
E-mail: info@stelco.ca

The Corporation's annual and quarterly reports, media releases, and other investor information may be found at Stelco's web site: www.stelco.com

Inquiries regarding change of address or other share administration matters should be directed to:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

Telephone: (416) 643-5500
Toll free: 1 800 387-0825
Fax: (416) 643-5501

www.cibcmellon.com
E-mail: inquiries@cibcmellon.com

Information contained in or otherwise accessible through our web site or any other web site referred to herein does not form part of this Report.

90

RECEIVED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, J. Kenneth Rutherford, Chief Financial Officer of Stelco Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stelco Inc. (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 9, 2006

"J. Kenneth Rutherford"

J. Kenneth Rutherford
Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

91

I, Rodney B. Mott, President and Chief Executive Officer of Stelco Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stelco Inc. (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 9, 2006

"Rodney B. Mott"

Rodney B. Mott
President and Chief Executive Officer

News release via Canada NewsWire, Toronto 416-863-9350

92

Attention Business/Financial Editors:
Stelco reports results for third quarter 2006

HAMILTON, ON, Nov. 9 /CNW/ - Stelco Inc. (TSX:STE) today reported EBITDA of $64 million and earnings before tax of $13 million for the third quarter ended September 30, 2006, representing an improvement in operating performance over the second quarter of 2006. Deducted from EBITDA and earnings before tax are unusual items of $11 million and $17 million respectively. Of these unusual items $11 million arose from a "fresh start" reporting inventory revaluation and $6 million related to employee voluntary retirement incentive costs. After deducting a tax provision of $38 million, which was largely attributable to non-cash adjustments from "fresh start" reporting, the net loss for the quarter was $25 million.

Net sales revenue for the quarter ended September 30, 2006 was $660 million compared to $698 million for the quarter ending June 30, 2006. The decrease in net sales was due to a 5% decline in shipments resulting primarily from reduced demand from the automotive sector and steel service centres. Average revenue per ton was unchanged as higher spot prices offset a lower priced product mix. Costs for the quarter ended September 30, 2006 were $596 million compared to $679 million for the quarter ending June 30, 2006. Costs in the third quarter were lower by 12% primarily due to the 5% decline in shipments and a 7% decrease in the average cost per ton. The decline in the average cost per ton is largely attributed to the flow through of the balance of the "fresh start" inventory adjustment of $11 million for the third quarter, which was significantly less than the amount recorded in the second quarter of $49 million.

As a result of the reorganization and the revaluation of Stelco's assets and liabilities under "fresh start" reporting, consolidated financial and other information reported in the third quarter of 2006 may not be comparable with consolidated financial and other information reported in prior periods. Accordingly, only selective financial information on sales and shipments are commented on by way of comparison with periods prior to the reorganization on March 31, 2006.

Net sales revenue for the quarter ended September 30, 2006 was $660 million compared to $559 million for the same period in 2005. The increase in revenue was due to a 13% increase in shipments and a 4% increase in average revenue per ton. The average revenue per ton was higher primarily due to the strength of the market in the third quarter of 2006 relative to the same quarter of 2005 reflected in the pricing of spot business.

Looking forward, demand for steel in the North American market has softened. It is expected that the reduced demand will continue through the fourth quarter and into the first quarter of 2007. As a result of the lower demand, certain major steel producers in North America, including Stelco, have elected to reduce production levels in order to better match supply with demand. In addition, Stelco will take advantage of the current market slowdown in order to complete two previously announced planned outages on its Hamilton blast furnace and Lake Erie hot strip mill. The North American market continues to support a significant level of imports, which may lead to lower selling prices and lower market share for domestic producers. The Corporation is continuing to monitor market conditions and will adjust production levels as required.

Changing market dynamics associated with the softening in North American steel demand make it difficult for the Corporation to predict revenue, shipments, liquidity, and EDITDA for the fourth quarter of 2006. The Corporation does not anticipate that it will achieve its previously announced revenue, shipments, production and EDITDA estimates relating to the second half of 2006. The Corporation is continuing to build new customer relationships, negotiate contracts with existing customers, and lower overall operating costs through productivity initiatives and by negotiating better terms with suppliers.

About Stelco

Stelco is one of Canada's largest steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high-quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

NON-GAAP MEASURES

This press release contains "Non-GAAP" measures such as "EBITDA". "EBITDA" refers to operating earnings (losses) before interest, income taxes, amortization and other non operating income and expenses. Information concerning EBITDA has been included in this press release because management considers it to be, and uses it as, a meaningful indicator for assessing the performance of the Corporation. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Non-Canadian GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore the Corporation's use of EBITDA measures may not be comparable to measures used by other companies.

The following table shows the reconciliation of EDITDA, as used in this media release, to earnings before income tax, which is a GAAP financial measure:

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($ millions)	
EBITDA	$ 64
Amortization	25
Workforce reduction costs	6
Foreign exchange loss on long-term debt	1
Interest expense	19
Earnings before income tax	$ 13

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CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this press release or as of the date which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including increases in steel imports into Canada; employee matters, including staffing levels, the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar and its impact on steel pricing, and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends",

"anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this press release.

STELCO INC.
QUARTER 3, 2006
REPORT TO THE SHAREHOLDERS

Message to Shareholders

We are pleased to report improving financial results for Stelco Inc. for the third quarter 2006. Implementation of cost saving initiatives in the second and third quarters are beginning to show positive results leading to a third quarter EBITDA(x) of $64 million and earnings before income tax of $13 million. Before the unusual item relating to "fresh start" reporting EBITDA(x) would have increased to $75 million for the three months ended September 30, 2006.

The focus since exiting from the CCAA process on March 31, 2006 has been on a number of key areas:

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- Implementation of productivity improvement initiatives resulted in the reduction of the labour force. Through this initiative voluntary programs were offered to both hourly and salary employees providing for their early retirement from the corporation. A total of 280 hourly and 282 salary employees elected to participate in these plans. The labour force has been reduced from 4,954 on March 31, 2006 to 4,363 on September 30, 2006, largely due to these voluntary retirement programs. The labour force reduction will result in annualized wage savings of approximately $44 million and has not negatively affected productivity or the quality of our products or services.
- Reducing production costs by improving work flow in both plants, and through the implementation of a strategic purchasing program to reduce the cost of raw materials, energy, supplies and third party services.
- Optimizing capital expenditures by selecting those projects that have a short pay back or that offer the Corporation a unique position in the market.

>>

As we enter the fourth quarter, demand for steel in the North American market has softened. When coupled with our two previously announced planned outages in the fourth quarter, a negative impact on fourth quarter results is likely. The Corporation is closely monitoring market conditions and will

adjust production levels as required. However, Stelco will endeavour to pursue the initiatives listed above and believes that this will lead to increased volumes, revenue growth, lower costs and improved productivity in order to ensure long term viability and profitability.

We would like to thank our employees, suppliers and customers for their continued support during this period of transition.

<<

Rodney B. Mott	C. Pratt
President and Chief Executive Officer	Chairman of the Board

(x) Please refer to the note regarding Non-GAAP financial measures in "Financial and Operational Summary" in the accompanying management discussion and analysis.
As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under "fresh start" reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (this "MD&A") is in respect of the interim unaudited consolidated financial statements and accompanying notes (the "Consolidated Financial Statements") of Stelco Inc. ("Stelco" or the "Corporation") for the quarter ended September 30, 2006. The purpose of Stelco's MD&A is to provide commentary on the Corporation's financial condition and future prospects and to assist security holders and others to understand the Corporation and the key factors underlying its financial results. This discussion of the Corporation's business may include forward-looking information that is subject to risks and uncertainties that may cause actual results to differ materially. This MD&A should be read in conjunction with the Consolidated Financial Statements, the interim reports for the quarters ended March 31 and June 30, 2006, the 2005 Annual Report and the 2005 Annual Information Form.

This document has been reviewed by the Audit Committee of Stelco's Board of Directors and contains information current as of November 9, 2006. Events occurring after that date could render the information contained herein inaccurate or misleading in a material respect.

BUSINESS DESCRIPTION

Established in 1910, Stelco is one of Canada's largest steel producers. The Corporation operates two integrated steel plants in Ontario, Canada which produce a variety of steel products for customers in the automotive, steel service centre, appliance, energy, construction and pipe and tube industries within North America. In addition, through its ownership interests in iron ore mining properties and related supply agreements, Stelco has secured approximately 90% of its requirements for iron ore. Stelco operates its business through partnerships, subsidiaries and joint ventures.

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FINANCIAL AND OPERATIONAL SUMMARY

Stelco Inc.

($ in millions, except as indicated(x)) (unaudited)

Three Months Ended			Six Months Ended	Three Months Ended	Nine Months Ended
Sept. 30 2006	June 30 2006	Sept. 30 2005(1)	Sept. 30 2006(2)	March 31 2006(2)	Sept. 30 2005(1)

	(Successor)		(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Net Sales	$ 660	$ 698	$ 559	$ 1,358	$ 674	$ 1,945
Costs	596	679	567	1,275	695	1,731
EBITDA(3)	64	19	(8)	83	(21)	214
Amortization of property, plant and equipment	25	28	27	53	27	81
Amortization of intangible assets	-	1	1	1	1	3
Operating earnings (loss) before the following :	39	(10)	(36)	29	(49)	130
Employee future benefits - workforce reduction costs (Note 13)	6	41	-	47	-	-
Foreign exchange (gain) loss on long-term debt (Note 9)	1	(13)	-	(12)	-	-
Gain on sale of plate mill assets	-	-	-	-	-	(20)
Reorganization items	-	-	13	-	21	47
Financial and other expense						
Interest on long-term debt and debt subject to compromise	10	9	10	19	10	31
Other interest - net	9	8	3	17	5	8
Earnings (loss) before income tax from continuing operations	13	(55)	(62)	(42)	(85)	64

Income tax expense (recovery) (Note 7)						
Current	5	2	(13)	7	7	17
Future	33	(26)	(31)	7	(13)	(11)
Net earnings (loss) from continuing operations	(25)	(31)	(18)	(56)	(79)	58
Net earnings (loss) from discontinued operations (Note 1)	-	-	(24)	-	(43)	(11)
Net earnings (loss)	$ (25)	$ (31)	$ (42)	$ (56)	$ (122)	$ 47
Average revenue per ton	(x)$ 719	$ 719	(x)$ 690	(x)$ 719	(x)$ 692	(x)$ 761
Cost per ton	(x)$ 649	$ 699	(x)$ 700	(x)$ 675	(x)$ 714	(x)$ 677
Semi-finished steel production (thousands of net tons)	912	1,108	875	2,020	997	2,949
Shipments (thousands of net tons)	918	971	810	1,889	974	2,557

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately. See "Reorganization and Adoption of "Fresh Start" Reporting".

(2) The six-month period ended September 30, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

(3) Non-GAAP Financial Measures

The financial information contained in this MD&A and in the accompanying message to shareholders is presented in accordance with Canadian GAAP. Reference is also made to "EBITDA", which is a non-Canadian GAAP measure. "EBITDA" refers to operating earnings (losses) before interest, income taxes, amortization and other non-operating income and expenses such as workforce reduction costs, foreign exchange gains and losses on long-term debt and gains and losses on the sale of assets and, in the case of the Predecessor, also before restructuring costs and asset write-downs. Information concerning EBITDA has been included in this MD&A because management considers it to be, and uses it as, a meaningful indicator for assessing the operating performance of the Corporation. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Non-

Canadian GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore the Corporation's use of EBITDA measures may not be comparable to measures used by other companies. A reconciliation to net earnings (loss), which is a Canadian GAAP measure, is presented above in the Financial and Operational Summary.

>>

All note references in this document are to the Consolidated Financial Statements.

Reorganization and Adoption of "Fresh Start" Reporting

Stelco and certain related entities filed for protection under the Companies' Creditors Arrangement Act (the "CCAA") on January 29, 2004. The Corporation emerged from CCAA protection at the end of the day on March 31, 2006 upon the implementation of Stelco's third amended and restated plan of arrangement and reorganization (the "CCAA Plan"). Also on March 31, 2006, a plan of arrangement involving Stelco was implemented under the Canada Business Corporations Act (the "CBCA Plan") pursuant to which Stelco's business was reorganized and specific assets and liabilities of Stelco were transferred into nine separate limited partnerships. Stelco's emergence from CCAA protection and the implementation of the CCAA Plan and the CBCA Plan is referred to in this MD&A as the "Reorganization". Further information regarding the Reorganization is set out in Note 1 to the Consolidated Financial Statements.

When used in this MD&A, the term "Predecessor" refers to Stelco and its related entities prior to the Reorganization and the term "Successor" refers to Stelco and its related entities following the Reorganization.

In connection with the Reorganization, Stelco adopted "fresh start" reporting on March 31, 2006 and, accordingly, has completed a comprehensive revaluation of its assets and liabilities. See "Changes in Accounting Policy" in this MD&A and Notes 2 and 4 to the Consolidated Financial Statements for further information.

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under "fresh start" reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor. Accordingly, selected comparative information in this MD&A regarding sales and shipments has been provided where such information was not affected by the Reorganization or the adoption of "fresh start" reporting.

FINANCIAL AND OPERATING RESULTS

Overview

Earnings before income tax for the three months ended September 30, 2006 were $13 million, compared to a loss before income tax of $55 million for the second quarter of 2006. Deducted from pre-tax earnings for the third quarter of 2006 are unusual items totalling $17 million. Of this amount, $11 million arose from a "fresh start" reporting inventory revaluation and $6 million relates to employee voluntary retirement incentive costs. The pre-tax loss for the second quarter ended June 30, 2006 includes unusual items totalling $90 million. Of this amount, $49 million arose from a "fresh start" reporting inventory revaluation, $27 million largely related to employee voluntary retirement incentive costs and $14 million related to an employee future benefit curtailment expense.

Net Sales and Costs

Quarter ended September 30, 2006 compared to quarter ended June 30, 2006

Net sales for the quarter ended September 30, 2006 were 5% lower than the second quarter of 2006 due to a decline in shipments primarily resulting from higher levels of inventory at our customers, particularly steel service

centres, and reduced consumption by the automotive sector. The average revenue per ton was unchanged as a lower priced product mix offset higher spot prices.

Costs in the third quarter were lower by 12% primarily due to a 5% decline in shipments and a 7% decrease in the average cost per ton. The decline in the average cost per ton is largely attributed to the flow through of the balance of the fresh start inventory adjustment which was significantly less than the amount recorded in the second quarter. The average cost per ton in the quarter was further impacted by lower cost inventories produced in the second quarter, a lower value product mix, the impact of the staff reduction initiatives and a drop in natural gas pricing partly offset by operating inefficiencies (largely at the Hamilton blast furnace and Lake Erie steelmaking), payments for productivity and profitability improvements and increases in the cost of zinc and reagents.

Amortization

Amortization expense for the third quarter ended September 30, 2006 is $4 million lower than the second quarter of 2006, primarily due to the impact of the finalization of "fresh start" reporting on the values of plant, equipment and intangible assets as of March 31, 2006 and an extension of their useful lives. (see "Critical Accounting Assumptions and Estimates - Basis of Valuation").

Employee Future Benefits

In the third quarter of 2006, a Transition Assistance Program ("TAP") provided incentives for early retirement to Hamilton Steel and Lake Erie Steel bargaining unit employees, which when combined with other termination expenses, resulted in a workforce reduction cost of $6 million.

In the second quarter of 2006, a total of $41 million in workforce reduction costs were expensed. The Salaried Transition Assistance Program ("STAP") resulted in a voluntary retirement incentive cost of $19 million, other terminations resulted in severances costs of $8 million and, a net curtailment expense of $14 million relating to pensions and employees future benefits was recognized because of the significant reduction of the salary workforce (see Note 13 to the Consolidated Financial Statements).

Financial Expense and Foreign Exchange Gains and Losses

Interest expense totaled $19 million for the third quarter of 2006, compared to interest expense of $17 million for the second quarter of 2006. The difference is due to an increase in both the interest rates and average levels of borrowing. Included in interest expense for the third quarter of 2006 is approximately $1 million relating to borrowings under the Secured Revolving Term Loan (see "Liquidity and Capital Resources - Financing Arrangements") which is held indirectly by a significant shareholder ($1 million in the second quarter of 2006).

The Corporation's Floating Rate Notes (see Note 9 to the Consolidated Financial Statements) are denominated in US dollars. A $1 million foreign exchange loss recorded in the third quarter of 2006 due to the revaluation of the notes using the September 30, 2006 US dollar exchange rate of $1.1177, compares to a $13 million foreign exchange gain recorded in the second quarter of 2006, when the US dollar exchange rate was $1.1162 ($1.1699 upon issue).

Income Tax Expense

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

The finalization of the fresh start reporting increased tax expense

recorded for the three months ended September 30, 2006 by approximately $36 million comprised of an increase in the valuation allowance of $28 million and the income tax rate reduction adjustment of $8 million.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future tax assets were recognized in the third quarter of 2006 and were applied to reduce unamortized intangible assets.

Other Financial Comparisons

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under "fresh start" reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor. Accordingly, comparative information in this MD&A from Successor periods to Predecessor periods and for periods combining Successor and Predecessor information has been limited to sales and shipments.

Quarter ended September 30, 2006 compared to quarter ended September 30, 2005

Net sales for the quarter ended September 30, 2006 were 18% higher than the same quarter of 2005 mainly due to a 13% increase in shipments and a 4% increase in average revenue per ton. The average revenue per ton was higher primarily due to the strength of the market in the third quarter of 2006 relative to the same quarter of 2005 reflected in the pricing of spot business partly offset by lower contract pricing, a shift in mix to lower revenue products and a higher Canadian dollar in 2006 compared to 2005.

Nine months ended September 30, 2006 compared to nine months ended September 30, 2005

Net sales for the first nine months of the year were 4% higher than the same period in 2005. Steel shipments were 12% higher due to the strength of demand in the market, while average revenue per ton was down 7%. A shift in mix to lower revenue products and a stronger Canadian dollar contributed to the lower average revenue per ton.

SUMMARY OF QUARTERLY RESULTS

The following table reflects the Corporation's quarterly financial performance over the last eight quarters. The Corporation does not typically experience significant seasonal fluctuations in revenues.

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under fresh start reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor.

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Stelco Inc.

(in millions, except as indicated(x))		2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 (1) Q3	2005 (1) Q2	2005 (1) Q1	2004 (1) Q4
		(Successor)				(Predecessor)			
Net Sales	$	660	698	674	608	559	658	728	678
EBITDA(2)		64	19	(21)	(31)	(8)	87	135	78
Operating earnings									

(loss)		$ 39	(10)	(49)	(58)	(36)	58	108	53
Earnings (loss) before income tax from continuing Operations		$ 13	(55)	(85)	(103)	(62)	53	73	23
Net earnings (loss) from continuing operations		$ (25)	(31)	(79)	(67)	(18)	35	41	21
Net earnings (loss)		$ (25)	(31)	(122)	(120)	(42)	40	49	1
Earnings (loss) from continuing operations per common share(3)									
Basic	(x)	$(0.93)	(1.14)	(0.77)	(0.66)	(0.18)	0.34	0.40	0.21
Fully diluted	(x)	$(0.93)	(1.14)	(0.77)	(0.66)	(0.18)	0.30	0.35	0.18
Net earnings (loss) per common share(3)									
Basic	(x)	$(0.93)	(1.14)	(1.19)	(1.17)	(0.41)	0.39	0.48	0.01
Fully diluted	(x)	$(0.93)	(1.14)	(1.19)	(1.17)	(0.41)	0.34	0.41	0.01
Average revenue per ton	(x)	$ 719	719	692	685	690	783	803	770
Cost per ton	(x)	$ 649	699	714	720	700	680	654	681
Semi-finished steel production (thousands of net tons)		912	1,108	997	982	875	1,054	1,020	1,115
Shipments (thousands of net tons)		918	971	974	888	810	840	907	881

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.
(2) EBITDA is a non-GAAP financial measure. See "Financial and Operational Summary - Non GAAP Financial Measures" (page 3).
(3) Earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the quarter.

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LIQUIDITY AND CAPITAL RESOURCES

The liquidity and capital resources of the Corporation are dependent upon a number of factors, including, without limitation, market and economic conditions and the impact of these conditions on the price of steel products, raw material costs, the ability to fund critical capital projects, pension issues and labour negotiations and disputes.

The Corporation has a significant requirement of working capital related primarily to inventories due to the lead time of acquiring raw materials, the quantities of raw materials that are required to produce semi-finished steel and the amount of time required to process this semi-finished steel into a finished product. This working capital requirement is characteristic of many companies within the steel industry.

With the recapitalization of the Corporation upon emergence from CCAA, interest is being serviced in accordance with the terms and conditions of the

related debt obligations.

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Cash Flow Summary

(in millions)	Three Months Ended Sept. 30 2006	Three Months Ended Sept. 30 2005(1)	Six Months Ended Sept. 30 2006(2)	Three Months Ended March 31 2006(2)	Nine Months Ended Sept. 30 2005(1)
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Cash provided by (used for)					
Continuing operations adjusted for items not affecting cash	$ 36	$ -	$ 58	$ (41)	$ 195
Changes in operating elements of working capital	(10)	(74)	(23)	(2)	(118)
Operating activities	26	(74)	35	(43)	77
Investment activities	(8)	(37)	(49)	58	(76)
Financing activities	(23)	110	(9)	(21)	(30)
Discontinued operations (net)	-	11	-	-	22
Net change in cash position	$ (5)	$ 10	$ (23)	$ (6)	$ (7)

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.

(2) The six month period ended September 30, 2006 is not comparable with three months ended March 31,2006 and has therefore been reported separately.

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Due to the non-comparable nature of the financial results between the Successor and the Predecessor (see "Reorganization and Adoption of "fresh start" reporting" in this MD&A), the following commentary pertains to the results of the Successor only.

Cash provided by (used for) operating activities

Cash from continuing operations before changes in operating elements of working capital was $58 million for six months ended September 30, 2006 and was largely attributable to a lower net loss in the third quarter of 2006.

Cash used for the operating elements of working capital in the six months ended September 30, 2006 of $23 million was the result of higher inventory after excluding "fresh start" adjustments, an increase in prepaid expenses, a decrease in accounts payable and accrued liabilities, and lower taxes payable offset partly by lower accounts receivables. Prepaid expense increased principally due to vendor deposits and prepaid insurance. Lower activity levels during the third quarter resulted in decreased accounts payable and accrued liabilities. Taxes payable declined primarily due to the final payments for 2005 and interim instalments for 2006 income tax for certain subsidiaries. Lower accounts receivable reflected decreased sales activity and improved collection.

Cash provided by (used for) investment activities

Capital spending amounted to $21 million during the third quarter of 2006. For the six months ended September 30, 2006 capital spending totalled $62 million. Spending during these periods was focused primarily on the completion of the Phase II hot strip mill upgrade at Lake Erie Steel and at the Corporation's mining interests. Partially offsetting these cash requirements were $13 million of final proceeds received from the sale of non-core assets.

Cash provided by (used for) financing activities

The Corporation reduced borrowings by $11 million during the third quarter of 2006. In addition, $12 million of long-term debt was repaid relating primarily to a regularly scheduled debt repayment at one of the Corporation's wholly owned subsidiaries. For the six months ended September 30, 2006, the previously mentioned debt repayment was partially offset by $5 million of cash provided by the issuance of common shares.

Liquidity

The Corporation's liquidity and capital resources position is summarized as follows:

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(in millions)	At September 30 2006	At June 30 2006	At March 31 2006	At September 30 2005	At December 31 2005
	(Successor)	(Successor)	(Successor)	(Pre-decessor)	(Pre-decessor)
Cash, cash equivalents and restricted cash	13	18	36	36	42
Available lines of credit(1)	836(2)	881(2)	859(2)	403(3)	403(3)
Lines of credit drawn down(4)	(425)	(436)	(427)	(198)	(191)
Net liquidity	424	463	468	241	254

(1) After letters of credit usage, and subject to the availability under their governing agreements.

(2) Includes the amount available from the $600 ABL facility and the $375 secured revolving term loan. See "Financing Arrangements" below.

(3) Includes the former $350 million credit facility and the former $75 million debtor-in-possession short-term credit facility.

(4) In accordance with Canadian GAAP, the borrowings of the Successor are classified predominantly as long-term liabilities on the Consolidated Statement of Financial Position. See Note 8 to the Consolidated Financial Statements for additional information.

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Financing Arrangements

Asset Based Loan Facility

On March 31, 2006, the $75 million debtor-in-possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US base rate + 0.5% or LIBOR + 2.25%, depending on the nature of the

loan instrument incurred. The ABL facility is available until March 31, 2008 and is secured by a first priority security interest in the eligible inventory and accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest on all other property and assets of the Corporation, limited to $300 million, and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral and reserves, but will not exceed $600 million. At September 30, 2006 the available amount of the ABL was $461 million and the amount drawn on this facility was $390 million.

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Limited (a significant shareholder of the Corporation) in the amount of $375 million for a term of seven years. The amount drawn on this facility at September 30, 2006 was $35 million. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the property, plant and equipment of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in the subsidiaries, partnerships and joint ventures of Stelco.

Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, affected creditors received floating rate notes ("FRN's") equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest on the FRN's is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of LIBOR plus 5.50% if paid in cash and LIBOR plus 8.50% if paid in new FRN's or if interest payments are deferred and accrued in accordance with the terms of the FRN's. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% of face value until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL facility and the secured revolving term loan in all respects including rights to payment and enforcement until both the ABL facility and secured revolving term loan are repaid in full. For further details see Note 9 to the Consolidated Financial Statements.

Province Note

In accordance with the Pension Agreement (see Note 13 to the Consolidated Financial Statements), the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares of Stelco. The Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum,

payable semi-annually in cash or, at Stelco's option, by delivering Stelco common shares. For further details see Note 9 to the Consolidated Financial Statements.

Liquidity Risks

In addition to those risks discussed below under risk factors, some of the provisions contained in the Corporation's financing arrangements provide for the escalation of lending rates in certain circumstances which, if triggered, could impact the liquidity of the Corporation depending upon the amount outstanding under the particular facility. These agreements also contain provisions (along with the Corporation's long-term debt agreements), which restrict the Corporation's ability to issue additional debt.

Since September 30, 2006, there has been a decrease in the liquidity of the Corporation as a result of declining sales and its effect on the underlying collateral. As of October 31, 2006 the net liquidity of the Corporation declined to $350 million.

Contractual Obligations

The following is a summary of the principal obligations of the Corporation at September 30, 2006:

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(in millions)	Total	2006	2007-2008	2009-2010	(greater than) 2010
Long-term debt(1)	$ 436	$ 3	$ 20	$ -	$ 413
Revolving term loans(2)	425	-	390	35	-
Capital leases	7	1	6	-	-
Operating leases(3)	16	2	10	3	1
Purchase obligations and other commitments(4)	899	104	469	265	61
Total	$ 1,783	$ 110	$ 895	$ 303	$ 475

(1) See Note 9 to the Consolidated Financial Statements for more information.
(2) See Note 8 to the Consolidated Financial Statements for more information.
(3) Principally related to mobile equipment.
(4) Principally related to coal purchases, raw material transportation services, information technology services, oxygen and power requirements.

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Capital Resources

The cash position, cash flow from operations and available credit facilities are expected to enable the corporation to satisfy its anticipated operating and capital cash requirements which includes the fourth quarter 2006 outages at the Hamilton Steel blast furnace and the Lake Erie Steel hot strip mill.

OFF-BALANCE SHEET ARRANGEMENTS

Other than the operating leases referred to above, the Corporation does not engage in off balance sheet accounting to structure any of its financial arrangements and had no off-balance sheet arrangements at September 30, 2006.

FINANCIAL INSTRUMENTS

The Corporation did not utilize any third party financial instruments to mitigate interest rate or foreign exchange risk in the third quarter of 2006 and therefore no such financial instruments were outstanding at September 30, 2006.

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Outstanding Share Data

Common Shares

(in millions, except share numbers)	At September 30, 2006	At March 31, 2006	At September 30, 2005	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
New Common Shares	27,103,921	26,100,000	-	-
Convertible Series A	-	-	101,339,415	100,735,965
Convertible Series B	-	-	909,783	1,513,233
Total number of shares	27,103,921	26,100,000	102,249,198	102,249,198
Total Capital Stock	$ 149	$ 144	$ 781	$ 781

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Series A and B Common Shares

The Series A and B common shares of the Predecessor were delisted from the Toronto Stock Exchange as at the close of trading on March 10, 2006. These shares were eliminated on the implementation of the CCAA Plan with no value being attributed to them.

New Common Shares

The Corporation issued 26,100,000 new common shares upon emergence from CCAA with a value of $5.50 per share. On April 2, 2006, the Chief Executive Officer purchased 1,000,000 newly issued common shares for total consideration of $5.5 million, bringing the total number of common shares outstanding as of that date to 27,100,000. As a result of the exercise of warrants in the third quarter of 2006, referred to below, there were 27,103,921 common shares outstanding at September 30, 2006.

Warrants

Upon emergence from CCAA, the Corporation issued a total of 2,269,600 warrants. Each warrant entitles the holder to purchase one common share at an exercise price of $11.00. The total number of common shares issueable upon the exercise of all outstanding warrants represents approximately 7% of the common shares outstanding upon the exercise of warrants on a diluted basis. The warrants have a term of seven years and are exercisable at any time after June 26, 2006 up to their expiration on March 31, 2013. See Note 11 to the Consolidated Financial Statements for additional information. A total of 3,921 warrants were exercised in the third quarter of 2006.

Incentive Stock Option Plan

Effective April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The total number of options available under

the ISOP is 2,610,000, of which 1,944,000 were issued at an exercise price of $5.50 per common share. The options vest semi-annually over a four-year period from the date of the grant (the "Grant Date") in eight equal instalments, subject to acceleration under certain circumstances. The options expire 10 years after the Grant Date. In accordance with the provisions of the ISOP, the exercise price of options granted thereunder is required to be the market value, as defined in the ISOP, of the common shares on the Grant Date. During the second quarter of 2006, 200,000 options were forfeited and 150,000 additional options were granted at an exercise price of $17.75. During the third quarter of 2006 no options were exercised, granted or forfeited. See Note 12 to the Consolidated Financial Statements for more information.

CHANGES IN ACCOUNTING POLICY

Accounting Changes Effective in 2006

Comprehensive Revaluation of Assets and Liabilities

Upon emergence from CCAA on March 31, 2006, there was a substantial realignment of the equity and non-equity interests in the Corporation. The Corporation was required, under Canadian GAAP, to adopt "fresh start" reporting in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook section 1625 - Comprehensive Revaluation of Assets and Liabilities. The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value with the exception of future income taxes, which have been reported in accordance with CICA Handbook Section 3465 - Income Taxes (Note 7) and pension and other post-employment benefits, which have been reported in accordance with CICA Handbook Section 3461 - Employee Future Benefits (see Note 13 to the Consolidated Financial Statements). The Corporation finalized the fair values of the assets and liabilities of the Successor in the third quarter of 2006. Accordingly, changes to the initial estimated fair value adjustment have been reflected in the March 31, 2006 Consolidated Statement of Financial Position (see Note 4 to the Consolidated Financial Statements).

Accounting Changes Effective in 2007

Financial Instruments

During 2005, the CICA issued three new Handbook Sections: Section 3855, "Financial Instruments - Recognition and Measurement", Section 3865, "Hedges" and Section 1530, "Comprehensive Income". These standards provide guidance on the recognition, measurement and classification of financial assets and financial liabilities. The standards also establish new accounting requirements for hedges. These standards also provide guidance for reporting items in other comprehensive income, which will be included on the Consolidated Statement of Financial Position as a separate component of shareholders' equity. These accounting standards are to be applied no later than the fiscal years beginning on or after October 1, 2006. The Corporation is currently evaluating the potential impact of these new standards on our Consolidated Financial Statements for 2007.

CRITICAL ACCOUNTING ASSUMPTIONS AND ESTIMATES

The Corporation's Consolidated Financial Statements are prepared in accordance with Canadian GAAP as disclosed in Note 3 thereto.

In preparing the Consolidated Financial Statements, management is required to make certain assumptions and estimates. Choosing one assumption or estimate from a range of possibilities can materially impact the amounts reported on the Statement of Earnings (Loss) or the Statement of Financial Position. Management reviews accounting assumptions and estimates regularly in light of past experience and current conditions or changes in Canadian GAAP, and utilizes outside consultants as necessary to arrive at appropriate

assumptions and estimates to be used in the preparation of the Consolidated Financial Statements. The Audit Committee of the Board of Directors reviews the significant assumptions and estimates.

Management considers assumptions and estimates relating to the following matters to be the most critical:

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- valuation of accounts receivable;
- carrying value of long-lived assets (property, plant and equipment);
- employee future benefits;
- income taxes;
- inventory valuation;
- environmental matters; and
- basis of valuation.

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Unless indicated otherwise, all adjustments related to the items below are reflected in Costs in the Consolidated Statement of Earnings (Loss).

Valuation of Accounts Receivable

Stelco records an allowance for doubtful collection of accounts receivable based on the Corporation's best estimate of any potential uncollectible amounts. The best estimate considers past experience with the customer base and a review of current economic conditions and specific customer issues. While there is no significant exposure to individual customers, there is a significant exposure to the automotive industry. Although the Corporation and its Predecessor have not had significant bad debt expenses in prior periods, deteriorating economic conditions could result in financial difficulties in the customer base that could lead to bad debts.

Carrying Value of Long-Lived Assets

In accordance with Canadian GAAP appropriate for a going concern, property, plant and equipment is carried at cost less accumulated amortization. This carrying amount is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The carrying value is considered recoverable if the sum of undiscounted cash flows from operations and cash flow from disposal of the property, plant and equipment exceeds the carrying amount. Future cash flows are dependent upon the assumptions used for revenues and costs to produce product. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for steel, operating costs and economic conditions. The application of different assumptions for steel prices, operating costs and economic conditions could result in a conclusion that the Corporation would not recover the carrying amount of our property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

Employee Future Benefits

The Corporation participates in a number of employee future benefit arrangements (principally providing pension and health care benefits) in Canada and the United States. These benefits represent a substantial obligation and cost to the Corporation. As indicated in Note 3 to the Consolidated Financial Statements, these plans are primarily of a defined benefits nature. As a result, complex actuarial and accounting rules are used to determine the expense to be recorded for the year and the accrued benefit obligation as at each measurement date, which generally corresponds to the year-end date, for the Corporation's principal defined benefit plans.

To arrive at the cost of employee future benefits to be recognized in the Consolidated Financial Statements, management is required to review and update various actuarial assumptions each year, based on a going concern concept. These assumptions include investment yields, discount rates, salary escalation, health care cost trends, retirement age, mortality rates and other

factors. Management consults certain outside advisors, including actuaries, in determining these factors in order to ensure that the assumptions chosen are reasonable.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the expected average remaining service life (EARSL) of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. These amortizations reflect the concept, as stated in Canadian GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived therefrom. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. Under Canadian GAAP the cost of employee future benefits in any year is not unduly impacted by such short-term changes in market returns, discount rates or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

The following comments highlight the significant 2006 assumptions, changes and trends within the Corporation's principal pension and other benefit plans.

Pension Benefits

The major assumptions include:

The discount rate enables the Corporation to calculate the present value of the benefit obligation as of the measurement date (December 31, subject to the remeasurements required as at March 31, 2006 and June 30, 2006). The rate used is the current yield on high-quality fixed income investments whose term and cash flow are similar to the liabilities under the plan. A higher discount rate decreases the present value of the benefit obligation and increases pension expense.

The expected long-term rate of return on plan assets is determined by assessing historical and anticipated investment returns on the various categories of plan assets. Lower expected returns result in an increased expense.

Establishment of the expected average retirement age is based on a review of the actual experience of the pension plans. Lower retirement ages result in increasing the benefit obligation as well as the pension expense.

The mortality rate allows the Corporation to estimate the duration for which benefits are expected to be paid. Mortality rates are based on actuarial tables that are updated periodically to reflect expected mortality trends in the general population. A lower mortality rate (higher life expectancy) lengthens the benefit payment stream resulting in a higher benefit obligation and pension expense.

Pension Plan Amendment and Curtailments

The Hamilton Steel USW Local 1005 union contract ratified in June 2006 includes certain pension benefit improvements. For accounting purposes, management determined that these changes were a plan amendment and accordingly the pension plan assets and liabilities were remeasured to reflect the impact of these amendments. The participation in the salaried workforce reduction program resulted in a significant reduction in estimated future years of service of the salaried workforce who were members of the defined benefit pension and post-employment plans. Management determined that this was a curtailment for accounting and accordingly the pension plan assets and liabilities were remeasured. The curtailment resulted in immediate recognition in the second quarter 2006 operating results.

As at June 30, 2006, management updated the following assumptions for three of the four principal pension plans, which were subject to remeasurement:

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- discount rate - from 5.25% to 5.50%; and
- retirement age salaried employees - from 58 to 59.

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The consolidated funded status deteriorated from a deficit of $416 million as at March 31, 2006 to a deficit of $618 million as at June 30, 2006, mainly as a result of the loss on pension plan assets, plan amendments and early retirements somewhat offset by the revised assumption for the discount rate for the three remeasured plans (Lake Erie salary, Hamilton and Corporate salary and Hamilton Steel bargaining unit). Under Canadian GAAP, the impact of changes to the above assumptions, benefit improvements, actual investment returns, and other changes are recognized over a number of years rather than in the year of occurrence. As a result, for accounting purposes, there was an accrued benefit liability of $431 million on the Consolidated Statement of Financial Position as at June 30, 2006 reflecting the deficit of $618 million reduced by $100 million of unamortized net actuarial losses, and $87 million of unamortized past service costs.

Further details on pension plans are included in Note 13 to the Consolidated Financial Statements.

Other Benefits

The assumptions for other benefit plans are similar to pension plans, with the additional factor of health care cost trend rates. Changes in the health care cost trend rate have a significant effect on the accrued benefit obligation and recorded expense. As these plans are generally unfunded, changes to the assumptions do not materially impact cash outlays. Cash outlays are the actual amounts paid for other benefits.

As at June 30, 2006, management updated the following assumptions for other benefit plans for three of the four principal plans, which were subject to remeasurement:

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- discount rate - from 5.25% to 5.75%; and
- retirement age salaried employees - from 58 to 59.

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The consolidated funded status improved from a deficit of $1,320 million as at March 31, 2006 to a deficit of $1,194 million as at June 30, 2006, primarily due to these revised assumptions and plan amendments. Similar to the accounting rules for pension plans, the full impact of changes in assumptions is not recognized in the current year. Unamortized actuarial gains and past service costs of $107 million increased the liability recorded on the Consolidated Statement of Financial Position to $1,301 million as at June 30, 2006 from $1,320 million as at March 31, 2006.

Further details on other benefit plans are included in Note 13 to the Consolidated Financial Statements.

Income Taxes

Application of Canadian GAAP concerning future income taxes requires projection of tax rates expected to be in effect in years in which tax benefits will be realized. Changes to the amount and timing of tax rates in future years can impact the amount of income tax expense or recovery recognized in an accounting period. The realization of future income tax assets is dependent on the Corporation's ability to generate sufficient taxable income in future years to utilize income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustments to the value of future income tax assets that could have a significant effect on earnings. See Note 7 to the Consolidated Financial Statements.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future tax assets were recognized in the third quarter of 2006 and were applied to reduce unamortized intangible

assets.

Inventory Valuation

Valuation of inventories requires a number of estimates to be made, including inventory quality, condition and obsolescence. These determinations require management to exercise judgment. Inventories of raw materials and supplies are valued at the lower of cost and replacement cost. Finished products are valued at the lower of cost and net realizable value. Management must exercise judgment in determining the appropriateness of values used to determine replacement costs and net realizable values. Cyclical changes in selling prices and/or input costs can result in material adjustments being made to the carrying value of finished product inventory. As a result of the implementation of fresh start accounting on March 31, 2006, the inventory was revalued to fair value. This revaluation has had an impact on the operating results for both the second and third quarters of 2006.

Environmental

Stelco discloses environmental obligations when known and accrues the cost associated with the obligations when they are known and the costs can be reasonably estimated. Stelco owns a number of manufacturing sites that have been in existence for a significant period of time and as a result may have unknown environmental obligations.

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value, with the exception of future income taxes (see Note 7 to the Consolidated Financial Statements) and pensions and other post-employment benefits (see Note 13 to the Consolidated Financial Statements). The determination of the fair value of the assets and liabilities of the Successor was finalized in the third quarter 2006 (see Note 4 to the Consolidated Financial Statements).

The useful lives of the Corporation's plant, equipment and intangible assets have been reviewed as part of fresh start reporting. Certain of these assets have had their useful life adjusted upon completion of this process.

RISK FACTORS

Stelco's business and future performance is subject to a number of risk factors including, among others liquidity risks, as referred to under Liquidity and Capital Resources, risks relating to the volatility of the demand and selling prices for steel, Stelco's energy and raw material costs, planned capital expenditures, currency fluctuations in the US dollar and environmental matters. The following discussion is an update to the section entitled "Risk Factors" in management's discussion and analysis included in Stelco's 2005 annual report and in Stelco's interim report for the quarters ended March 31, 2006 and June 30, 2006.

Demand and Pricing

The steel industry is cyclical in nature. The demand and pricing for North American steel fluctuates based on many factors including the strength of the economies in North America, particularly the automotive sector, exchange rates and the influence of steel sourced from offshore. The Corporation cannot rely on high selling prices being sustainable in the long term and believes it must take steps to lower its overall costs to compete effectively.

Costs

Stelco is continuing with its efforts to lower costs in order to ensure

its long-term viability, which includes improved productivity and a leaner organizational structure. There can be no assurance that cost reduction initiatives will be sufficient to sustain long-term viability.

Unplanned Repairs or Equipment Outages

There can be no assurance that unplanned downtime at any of Stelco's facilities will not have a material adverse effect on Stelco. In addition, the failure of planned outages to be completed as scheduled could have a material adverse effect on Stelco.

Pension Plans

Stelco and the Province of Ontario entered into a pension agreement that prescribes the funding arrangements with respect to Stelco's four main pension plans. Despite the level of contributions required under the pension agreement, the solvency deficiency could grow as a result of future actuarial losses and benefit changes.

Steel Industry Consolidation

Stelco could face risks related to cost competitiveness and access to large customers as a result of the steel industry consolidation.

Supply and Pricing of Raw Material and Energy

Wabush Mines has been experiencing production problems, particularly earlier in the year, which have and will continue to negatively impact Stelco's cost of iron ore in 2006. Plans for Wabush are being implemented to improve production and lower costs.

Employees

In June 2006, the Salaried Transition Assistance Program (STAP) was made available to active salaried employees who were defined benefit pension plan members. The STAP provided incentives for early retirement to eligible employees. Similarly, the Transition Assistance Program (TAP), which provided incentives for early retirement to eligible employees, was made available to Hamilton Steel bargaining unit employees as part of the new collective agreement negotiated in June 2006. In the third quarter of 2006 the TAP was also offered to Lake Erie Steel bargaining unit employees.

Stelco continues to evaluate its manpower requirements consistent with its succession plans and attrition rates. Retention of the skills and knowledge of Stelco's employees, and the ability to attract and retain new employees where replacement is considered necessary, are essential to Stelco's continued operations.

Labour Matters

Risks relating to possible labour difficulties and resultant loss of production and revenue have been mitigated by the agreement reached in June 2006 with USW Local 1005 to renew the 2002 Hamilton Steel collective agreement for a period expiring on July 31, 2010.

OUTLOOK

Demand for steel in the North American market softened towards the end of the third quarter due to reduced consumption by the automotive sector combined with high steel inventory levels at our customers, particularly at the steel service centres. It is expected that the reduced demand will continue through the fourth quarter and into the first quarter of 2007. As a result of the lower demand, certain major steel producers in North America, including Stelco, have elected to reduce production levels in order to better match demand and supply. In addition to reduced demand, the North American market

continues to support a significant level of imports which may lead to lower selling prices and lower market share for domestic producers.

The Corporation is taking advantage of the current market slowdown in the fourth quarter in order to complete a reline and upgrade to the blast furnace at the Hamilton plant, necessary to increase the life of the furnace and to improve throughput. In addition, the Corporation will substantially complete the Phase II expansion of the Lake Erie hot strip mill, which is expected to increase throughput by 20% over current levels. The Corporation is continuing to monitor market conditions and will adjust production levels as required.

While changing market dynamics associated with the softening in North American steel demand make it difficult for the Corporation to predict revenue, shipments, liquidity, and EDITDA for the fourth quarter of 2006, the Corporation anticipates that it will not achieve its previously announced revenue, shipments, production and EDITDA estimates relating to the second half of 2006. If current market conditions continue, Stelco will face further reductions in liquidity in the fourth quarter. The Corporation is continuing to build new customer relationships, negotiate contracts with existing customers, and lower overall operating costs through the productivity initiatives noted in the MD&A and by negotiating better terms with suppliers.

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Forward-Looking Statements

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This MD&A and the accompanying message to shareholders contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this MD&A or as of the date on which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including increases in steel imports into Canada; employee matters, including staffing levels, the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar and their impact on the Corporation's US dollar denominated long-term debt, steel pricing and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices

of steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this MD&A.

Additional Financial Information

Additional information concerning Stelco, including the Corporation's 2005 Annual Information Form, may be viewed on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and at Stelco's Web site www.stelco.ca.

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(signed)	(signed)
Rodney B. Mott	J. Kenneth Rutherford
President and Chief Executive Officer	Chief Financial Officer

HAMILTON, ONTARIO
November 9, 2006

CONSOLIDATED STATEMENT OF EARNINGS (LOSS)

(in millions, except per share amounts) (unaudited)	Three Months Ended Sept. 30 2006	Three Months Ended Sept. 30 2005(1)	Six Months Ended Sept. 30 2006(2)	Three Months Ended March 31 2006(2)	Nine Months Ended Sept. 30 2005(1)
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Net Sales	$ 660	$ 559	$ 1,358	$ 674	$ 1,945
Costs	596	567	1,275	695	1,731
	64	(8)	83	(21)	214
Amortization of property, plant and equipment	25	27	53	27	81
Amortization of intangible assets	-	1	1	1	3
Operating earnings (loss) before the following:	39	(36)	29	(49)	130
Employee future benefits - workforce reduction costs (Note 13)	6	-	47	-	-
Foreign exchange (gain) loss on long-term debt (Note 9)	1	-	(12)	-	-
Gain on sale of plate mill assets	-	-	-	-	(20)
Reorganization items	-	13	-	21	47
Financial expense					

Interest on long-term debt and debt subject to compromise	10	10	19	10	31
Other interest - net	9	3	17	5	8
Earnings (loss) before income tax from continuing operations	13	(62)	(42)	(85)	64
Income tax expense (recovery) (Note 7)					
Current	5	(13)	7	7	17
Future	33	(31)	7	(13)	(11)
Net earnings (loss) from continuing operations	(25)	(18)	(56)	(79)	58
Net earnings (loss) from discontinued operations (Note 1)	-	(24)	-	(43)	(11)
Net earnings (loss)	$ (25)	$ (42)	$ (56)	$ (122)	$ 47
Earnings (loss) per common share (Note 15)					
Basic					
Continuing operations	$ (0.93)	$ (0.18)	$ (2.07)	$ (0.77)	$ 0.57
Net earnings (loss)	$ (0.93)	$ (0.41)	$ (2.07)	$ (1.19)	$ 0.46
Fully diluted					
Continuing operations	$ (0.93)	$ (0.18)	$ (2.07)	$ (0.77)	$ 0.51
Net earnings (loss)	$ (0.93)	$ (0.41)	$ (2.07)	$ (1.19)	$ 0.42
Weighted average common shares outstanding - millions	27.1	102.2	27.1	102.2	102.2

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.
(2) The six-month period ended September 30, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF RETAINED DEFICIT

(in millions)	Three Months Ended Sept. 30	Three Months Ended Sept. 30	Six Months Ended Sept. 30	Three Months Ended March 31	Nine Months Ended Sept. 30

(unaudited)	2006 (Successor)	2005 (Pre-decessor)	2006(1) (Successor)	2006(1) (Pre-decessor)	2005 (Pre-decessor)
Balance at beginning of period	$ (31)	$ (299)	$ -	$ (461)	$ (388)
Net earnings (loss)	(25)	(42)	(56)	(122)	47
Balance at end of period	$ (56)	$ (341)	$ (56)	$ (583)	$ (341)
Fresh start adjustment				583	
Balance at end of period - post fresh start				$ -	

(1) The six-month period ended September 30, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions) (unaudited)	At September 30 2006 (Successor)	At March 31 2006 (Successor) (Note 4)	At December 31 2005(1) (Predecessor)
Assets			
Current assets			
Cash and cash equivalents	$ 8	$ 2	$ 25
Restricted cash (Note 5)	5	34	17
Accounts receivable	348	418	294
Inventories	708	740	783
Prepaid expenses	44	24	29
Future income taxes (Note 7)	28	7	22
Assets held for sale (Note 14)	18	-	351
	1,159	1,225	1,521
Other assets			
Property, plant and equipment	1,735	1,757	932
Intangible assets (Note 7)	6	18	72
Future income taxes (Note 7)	-	-	12
Deferred pension cost	-	-	112
Other	33	36	21
	1,774	1,811	1,149
Total Assets	$ 2,933	$ 3,036	$ 2,670

Liabilities and Shareholders' Equity

Current liabilities

Bank and other short-term indebtedness	$ -	$ -	$ 191
Revolving term loans (Note 8)	35	35	-
Accounts payable and accrued	214	245	232
Employee future benefits (Note 13)	60	60	60
Pension liability (Note 13)	68	67	-
Income and other taxes	-	17	8
Long-term debt due within one year (Note 9)	16	21	23
Liabilities held for sale	-	-	206
Liabilities subject to compromise	-	-	630
	393	445	1,350
Other liabilities			
Employee future benefits (Note 13)	1,252	1,258	834
Pension liability (Note 13)	357	350	-
Long-term debt (Note 9)	329	346	20
Revolving term loans (Note 8)	390	392	-
Future income taxes (Note 7)	91	76	92
Asset retirement obligation (Note 6)	24	22	15
	2,443	2,444	961
Total Liabilities	2,836	2,889	2,311
Shareholders' Equity			
Convertible debenture conversion option	-	-	23
Capital stock (Note 11)	149	144	781
Contributed surplus	1	-	16
Warrants (Note 11)	3	3	-
Retained deficit	(56)	-	(461)
Total Shareholders' Equity	97	147	359
Total Liabilities and Shareholders' Equity	$ 2,933	$ 3,036	$ 2,670

(1) Due to the application of fresh start reporting (Note 4), the Consolidated Statement of Financial Position of the Predecessor and Successor are not directly comparable.

Commitments and contingencies (Note 10).

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions) (unaudited)	Three Months Ended Sept. 30 2006	Three Months Ended Sept. 30 2005(1)	Six Months Ended Sept. 30 2006(2)	Three Months Ended March 31 2006(2)	Nine Months Ended Sept. 30 2005(1)
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Cash provided by (used for)					
Operating activities					
Net earnings (loss)					

from continuing operations	$ (25)	$ (18)	$ (56)	$ (79)	$ 58
Adjustments for items not affecting cash					
Reorganization items	-	2	(12)	(1)	2
Amortization of property, plant, and equipment	25	27	53	27	81
Amortization of intangible assets	-	1	1	1	3
Future income taxes (Note 7)	33	(31)	7	(13)	(11)
Employee pension and other future benefits	4	17	(13)	28	82
Foreign exchange (gain) loss on floating rate notes (Note 9)	1	-	(12)	-	-
Employee future benefits - workforce reduction costs	(6)	-	26	-	-
Fresh start inventory revaluation	11	-	60	-	-
Gain on sale of plate mill assets	-	-	-	-	(20)
Other	(7)	2	4	(4)	-
	36	-	58	(41)	195
Changes in operating elements of working capital					
Accounts receivable	66	-	60	(127)	(5)
Inventories	(26)	(35)	(28)	102	(99)
Prepaid expenses	(6)	(3)	(20)	5	(7)
Accounts payable and accrued	(44)	(21)	(18)	9	(12)
Income and other taxes	-	(15)	(17)	9	5
	(10)	(74)	(23)	(2)	(118)
Discontinued operations	-	27	-	-	34
	26	(47)	35	(43)	111
Investing activities					
Proceeds from sale of non-core assets	13	5	13	107	28
Expenditures for capital assets	(21)	(42)	(62)	(49)	(104)
Discontinued operations	-	(4)	-	-	(13)
	(8)	(41)	(49)	58	(89)
Financing activities					
Increase (decrease)					

in bank indebtedness	-	118	-	(9)	(16)
Increase (decrease) in revolving term loans (Note 8)	(11)	-	(2)	-	-
Reduction of long-term debt (Note 9)	(12)	(8)	(12)	(12)	(14)
Proceeds from issue of common shares (Note 11)	-	-	5	-	-
Discontinued operations	-	(12)	-	-	1
	(23)	98	(9)	(21)	(29)
Cash, cash equivalents and restricted cash					
Net increase (decrease)	(5)	10	(23)	(6)	(7)
Balance at beginning of period	18	26	36	42	43
Balance at end of period	$ 13	$ 36	$ 13	$ 36	$ 36
Consists of:					
Cash and cash equivalents	$ 8	$ 20	$ 8	$ 2	$ 20
Restricted cash (Note 5)	5	16	5	34	16
	$ 13	$ 36	$ 13	$ 36	$ 36

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.

(2) The six-month period ended September 30, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

See accompanying Notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1. BUSINESS DESCRIPTION AND CCAA HISTORY

Business Description

Stelco Inc. ("Stelco" or the "Corporation") is one of Canada's largest steel producers. The Corporation operates two integrated steel plants in Ontario, Canada which produce a variety of steel products for customers in the automotive, steel service center, appliance, energy, construction and pipe and tube industries within North America. In addition, Stelco has ownership interests in three iron ore properties. Through these ownership interests and related supply agreements, Stelco has secured approximately 90% of its requirements for iron ore. Stelco operates its businesses through partnerships, subsidiaries and joint ventures. Where applicable, "Stelco" and the "Corporation" refer to Stelco Inc. and its partnerships, subsidiaries and joint ventures collectively.

CCAA History

On January 29, 2004, Stelco and certain related entities filed for protection under the Companies' Creditors Arrangement Act ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice granting it creditor protection. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Proceedings"). The Canadian proceedings included Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and Stelwire Ltd. ("Stelwire"), which were collectively referred to as the "Applicants". The U.S. Proceedings included Stelco, Stelpipe, and Stelwire. The Corporation's other subsidiaries and joint ventures were not included in the proceedings. For the periods prior to emergence from CCAA, collectively, the Applicants and the Corporation's other subsidiaries and joint ventures are referred to as the "Predecessor" in the consolidated financial statements and notes.

At the end of the day on March 31, 2006, the Predecessor implemented its Third Amended and Restated Plan of Arrangement and Reorganization (the "CCAA Plan"), as approved by the Court on January 20, 2006, and emerged from CCAA protection. For the purpose of these Consolidated Financial Statements the Corporation is referred to as the "Successor" in respect of the period after implementation of the CCAA Plan. Also, on March 31, 2006, a plan of arrangement under the Canada Business Corporation's Act ("the CBCA") that involved the Corporation (the "CBCA Plan") was implemented. In accordance with the CBCA Plan, the Predecessor's business was reorganized with specific assets and liabilities being transferred into separate limited partnerships. Upon implementation of this reorganization, Stelco became the parent company and limited partner of these limited partnerships. Further information on the CCAA Plan and CBCA Plan is outlined below.

Discontinued Operations

As part of the CCAA, Stelco divested all of its manufactured products and mini-mill businesses. The impact on earnings for the three months ended March 31, 2006 was a net loss of $43 million (net of income tax of $2 million), for the three months ended September 30, 2005 was net loss of $24 million (net of income tax recoveries of $4 million) and for the nine months ended September 30, 2005 net loss of $11 million (net of income tax recoveries of $3 million).

Treatment of Stakeholders Compromised Under the CCAA Plan

Holders of Affected Claims

Under the CCAA Plan, the claims of the unsecured creditors (the "Affected Creditors") were not satisfied in full by the consideration distributed under the CCAA Plan. At March 31, 2006, the final accepted Affected Creditor claims of $547 million were settled in exchange for the following:

- New Secured Floating Rate Notes ("FRNs") in the US dollar equivalent of $275 million Canadian;
- 6,364,000 newly issued common shares (the "New Common Shares") of Stelco (1,100,000 prorated among all Affected Creditors and 5,264,000 prorated based on amounts elected through the share election process);
- Cash of $108,548,000; and
- Warrants exercisable for an aggregate of 1,418,500 New Common Shares (the "New Warrants") with an exercise price of $11.00 per New Common Share and a seven-year term.

Holders of Series A and B voting Common Shares

The Series A and B voting common shares previously outstanding were exchanged into new redeemable shares at a ratio of 0.000001 for each such share. Such shares were then redeemed and cancelled on March 31, 2006 for nil consideration.

Agreements

Plan Sponsor Agreement

The New Common Shares of the restructured Stelco were divided among three groups under the CCAA Plan: the Affected Creditors (as referred to above), the Province of Ontario (the "Province") and Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors"). The Province obtained its equity interest as part of the financing provided to Stelco (Note 9) wherein it received warrants to purchase 851,100 New Common Shares. The Equity Sponsors acquired their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, the Equity Sponsors agreed to purchase 19,736,000 New Common Shares of Stelco at a price of $5.50 per share for proceeds of $108,548,000. These funds were used for the cash distribution to Affected Creditors under the Plan as referred to above.

Pension Plan Funding Agreement

Stelco and the Province along with the Superintendent of Financial Services of Ontario and certain of the newly formed LPs entered into a pension funding agreement (the "Pension Agreement") on March 31, 2006 that outlines the funding arrangements with respect to Stelco's four main pension plans. The purpose of the Pension Agreement is to transition the four main plans from the Section 5.1 election of Regulation 909 of the Pension Benefits Act (Ontario) (the "PBA"), which had exempted the four main plans from funding of the solvency deficiencies under the plans in exchange for higher pension benefit guarantee fund payments, to the general regulatory requirements of the PBA by no later than January 1, 2016. See Notes 9, 11, and 13 for further details.

CCAA Plan Financing

New financing was raised under the CCAA Plan from the following sources:

- New ABL Facility (asset based loan) (Note 8)	up to $600 million
- New Secured Revolving Term Loan (Note 8)	$375 million
- New Province Note (Note 9)	$150 million
- Federal Government (cancelled in June 2006)	$30 million

2. BASIS OF PRESENTATION

As a result of a substantial realignment of equity and non-equity interests in the Corporation (Note 4), "fresh start" reporting was adopted on March 31, 2006. In accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1625 - "Comprehensive Revaluation of Assets and Liabilities", the Corporation undertook a comprehensive revaluation of its assets and liabilities. As required by CICA Handbook Section 1625, the

enterprise value has been allocated based upon management's best estimate of the relative fair values of the identifiable assets and liabilities of the Corporation in accordance with the guidance in CICA Handbook Section 1581 - "Business Combinations". The Corporation has finalized its initial allocation resulting in the transfer of amounts between property, plant and equipment, inventories and intangible assets and future income taxes (see Note 4).

The Consolidated Statement of Financial Position as at March 31, 2006 reflects the accounts of the Successor. While not comparable, the Consolidated Statement of Earnings (Loss) and the corresponding Consolidated Statement of Cash Flows reflects the activities of the Successor and Predecessor for the three months and nine months ended September 30, 2006 and 2005.

While the Predecessor was under creditor protection (January 29, 2004 - March 31, 2006), the Predecessor applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7), where it did not conflict with Canadian generally accepted accounting principles ("Canadian GAAP"), in the preparation of its consolidated financial statements. As a result, the Predecessor made adjustments to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business.

The consolidated financial statements of the Successor and Predecessor companies are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP using the going concern concept which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These interim financial statements do not include all of the disclosure required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These Consolidated Financial Statements are prepared in accordance with Canadian GAAP, which require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The significant policies are summarized below:

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value (Note 4), with the exception of future income taxes, which have been reported in accordance with CICA Handbook Section 3465 - Income Taxes (Note 7) and pension and other post-employment benefits, which have been reported in accordance with CICA Handbook Section 3461 - Employee Future Benefits (Note 13).

The useful lives of the Corporation's plant, equipment and intangible assets have been reviewed as part of fresh start reporting. Certain of these assets have had their useful life adjusted upon completion of this process.

Principles of Consolidation

The consolidated financial statements include the accounts of Stelco Inc., its wholly owned subsidiaries and partnerships, and its proportionate share of the accounts of its joint ventures.

Foreign Currencies

Monetary assets and liabilities originating in foreign currencies are translated at quarter-end exchange rates. All other assets and liabilities originating in foreign currencies are translated at the quarter-end exchange rate or at historic rates prevailing when the assets were acquired or the liabilities incurred for transactions after March 31, 2006. Income and expense items, other than those related to assets and liabilities translated at historic rates, are generally translated at the rate in effect at the time the transaction occurs.

Gains or losses resulting from foreign currency translations are reflected in the Consolidated Statement of Earnings (Loss).

The temporal method of translation of foreign currency is followed for foreign subsidiaries, all of which are considered to be financially and operationally integrated. Translation of foreign currencies for the foreign subsidiaries using the temporal method is consistent with the method described above.

Inventories

The recorded cost of inventories on hand at March 31, 2006 was based on the estimated fair values on March 31, 2006 pursuant to the reorganization implemented by the Corporation on that date. Inventories of raw materials and supplies on hand post March 31, 2006 are valued at the lower of cost and replacement cost. Semi-finished product inventories are valued at actual cost. Finished product inventories are valued at the lower of cost and net realizable value.

Property, Plant, and Equipment

Property, plant and equipment, including construction in progress, purchased prior to April 1, 2006 has been recorded at the estimated fair value on March 31, 2006 pursuant to the financial reorganization implemented by the Corporation on that date. Property, plant, and equipment purchased after March 31, 2006 is carried at cost less accumulated amortization, and includes construction in progress. The Corporation expenses interest costs directly associated with capital projects. Amortization is provided using the straight-line method applied to the cost of the assets at rates based on their estimated useful life and beginning from the point when production commences except for the cost of blast furnace relines (see below) and at certain mining properties where amortization is calculated on a unit-of-production basis. The following annual amortization rates, which have been updated to reflect the final results of fresh start accounting, are in effect:

- Buildings	10 to 25 years
- Equipment	5 to 20 years
- Automotive and mobile equipment	5 to 10 years
- Raw material plants and properties	7 to 30 years

Blast Furnace Relines

The Corporation's blast furnaces periodically require extensive

relining. Costs incurred in the reline of a blast furnace that extend the useful life of the furnace are capitalized and amortized over their estimated useful life on a unit-of-production basis. Other repair and maintenance costs that may be incurred during the reline are expensed.

Intangible Assets

Intangible assets of the Corporation are computer systems and applications. Intangible assets purchased prior to April 1, 2006 are recorded at the estimated fair value on March 31, 2006 pursuant to the reorganization implemented by the Corporation on that date. Intangible assets purchased after March 31, 2006 are recorded at historical cost. Amortization is recorded on a straight-line basis over an estimated eight-year life beginning from March 31, 2006 or the purchase date, if after March 31, 2006. See further comments under Income Taxes.

Impairment of Long-Lived Assets

An impairment loss would be recognized when the carrying value of a long-lived asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value.

Employee Future Benefits

The Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures maintain a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees.

Pension plan assets are valued at market-related value and are used to calculate the expected rate of return on plan assets. Market-related value is the market value of pension plan assets averaged over a three-year period.

The cost of pension and other post-employment benefits (including medical benefits, dental care, life insurance and certain compensated absences) is charged to income annually. The cost is computed on an actuarial basis using the projected benefit method by estimating the usage, frequency and cost of services covered and management's best estimate of the long-term rate of return on plan assets, discount rates, salary escalation, health care cost trends, retirement age, mortality and other factors. These assumptions relate to factors that are of a long-term nature and, consequently, are subject to a degree of uncertainty. Actual trends and values may differ from those assumed at this time resulting in changes in the cost of pension and other post-employment benefits in future periods. The assumptions are reviewed and updated annually or more frequently where the level of benefits provided to employees changes. Past service costs (such as increased benefits provided under labour contract settlements) are amortized over the estimated average remaining service life ("EARSL") of the employees at the date of the amendment.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the EARSL of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. These amortizations reflect the concept, as stated in Canadian GAAP, that the cost of employee future benefits should be

recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived there from. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. Under Canadian GAAP the cost of employee future benefits in any year is not unduly impacted by such short-term changes in market returns, discount rates or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

Salaried employees hired after July 31, 1997 participate in the Corporation's "Opportunity" or similar programs, which include a flexible credit plan for benefits and a self-directed group RRSP. These employees do not participate in the defined benefit plans. These programs are accounted for as defined contribution plans. Costs of defined contribution plans are expensed as incurred.

Income Taxes

The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities) and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and the differences between the opening and ending balances of the future income tax assets and liabilities. The effect of increases and decreases to future income tax assets and liabilities arising from changes in tax rates is recognized in income in the period the changes occur.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future tax assets were recognized in the third quarter of 2006 and were applied to reduce unamortized intangible assets.

Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. FRESH START REPORTING

As outlined in Note 2, Stelco adopted fresh start reporting on March 31, 2006. As a result, all assets and liabilities of the Successor were reported at estimated fair values, except for future income taxes, which were reported in accordance with the requirements of CICA Handbook Section 3465, and pension and other post-employment benefits, which were reported in accordance with CICA Handbook Section 3461.

The fair values of the assets and liabilities of the Successor were based on management's best estimates as of March 31, 2006. The Successor has finalized its valuation of assets and liabilities,

primarily property, plant and equipment, inventories, intangibles and future income taxes, and reflected adjustments in the Consolidated Statement of Financial Position as at March 31, 2006. The adjustments to the Predecessor balances related to predecessor shareholders, affected creditors and equity sponsors and pensions and financing were finalized upon emergence from CCAA.

Stelco Inc.
Consolidated Statement of Financial Position

(in millions)	At March 31, 2006	Predecessor Shareholders	Affected Creditors and Equity Sponsors
	Third Amended and Restated Plan of Arrangement and Reorganization		
	(Predecessor)		
Assets			
Current assets			
Cash and cash equivalents	$ 2	$ -	$ 108 (2) (108) (1)
Restricted cash (Note 5)	34	-	-
Accounts receivable	413	-	-
Inventories	680	-	-
Prepaid expenses	24	-	-
Future income taxes (Note 7)	5	-	-
	1,158	-	-
Other assets			
Property, plant and equipment	962	-	-
Intangible assets	73	-	-
Deferred pension cost	99	-	-
Future income taxes (Note 7)	38	-	-
Other	21	-	-
	1,193	-	-
Total Assets	2,351	-	-
Liabilities and Shareholders' Equity			
Current liabilities			
Bank and other short-term Indebtedness	182	-	-
Revolving term loans (Note 8)	-	-	-
Accounts payable and accrued	241	-	-
Employee future benefits	60	-	-
Pension liability	-	-	-
Income and other taxes	17	-	-
Long-term debt due within one year - existing (Note 9)	18	-	-
Future income taxes (Note 7)	-	-	-
Liabilities subject to compromise	640	-	(640) (1)
	1,158	-	(640)
Other liabilities			

Employee future benefits	847	-	-
Pension liability	-	-	-
Long-term debt - existing (Note 9)	14	-	-
Long-term debt - New Secured Floating Rate Notes (Note 9)	-	-	275(1)
Long-term debt - New Province Note - (Note 9)	-	-	-
Revolving term loans (Note 8)	-	-	-
Future income taxes (Note 7)	79	-	-
Asset retirement obligation (Note 6)	16	-	-
	956	-	275
Total Liabilities	2,114	-	(365)
Shareholders' Equity			
Convertible debentures conversion option	23	-	(23)(1)
Capital stock	781	(781)(1)	36(1) 108(2)
New Warrants (Note 11)	-	-	2(1)
Province Warrants (Note 11)	-	-	-
Contributed surplus	16	(16)(1)	-
Retained deficit	(583)	797(1)	242(1)
Total Shareholders' Equity	237	-	365
Total Liabilities and Shareholders' Equity	$ 2,351	$ -	$ -

	Third Amended and Restated Plan of Arrangement and Reorganization		
(in millions)	Pensions and Financing	Fresh Start Adjustments	At March 31, 2006
			(Successor)
Assets			
Current assets			
Cash and cash equivalents	$ (382)(6) 150(4) 232(5)	$ -	$ 2
Restricted cash (Note 5)	-	-	34
Accounts receivable	-	5(7)	418
Inventories	-	60(7)	740
Prepaid expenses	-	-	24
Future income taxes (Note 7)	-	2(8)	7
	-	67	1,225
Other assets			
Property, plant and equipment	-	795(7)	1,757
Intangible assets	-	(55)(7)	18
Deferred pension cost	-	(99)(7)	-
Future income taxes (Note 7)	-	(38)(8)	-
Other	13(3)	2(7)	36

	13	605	1,811
Total Assets	13	672	3,036
Liabilities and Shareholders' Equity			
Current liabilities			
Bank and other short-term Indebtedness	(182)(5)	-	-
Revolving term loans (Note 8)	35(3,5)	-	35
Accounts payable and accrued	-	4(7)	245
Employee future benefits	-	-	60
Pension liability	-	67(7)	67
Income and other taxes	-	-	17
Long-term debt due within one year - existing (Note 9)	-	3(7)	21
Future income taxes (Note 7)	-	-	-
Liabilities subject to compromise	-	-	-
	(147)	74	445
Other liabilities			
Employee future benefits	-	411(7)	1,258
Pension liability	(382)(6)	732(7)	350
Long-term debt - existing (Note 9)	-	-	14
Long-term debt - New Secured Floating Rate Notes (Note 9)	-	-	275
Long-term debt - New Province Note - (Note 9)	149(4)	(92)(7)	57
Revolving term loans (Note 8)	392(3,5)	-	392
Future income taxes (Note 7)	-	(3)(8)	76
Asset retirement obligation (Note 6)	-	6(7)	22
	159	1,054	2,444
Total Liabilities	12	1,128	2,889
Shareholders' Equity			
Convertible debentures conversion option	-	-	-
Capital stock	-	-	144
New Warrants (Note 11)	-	-	2
Province Warrants (Note 11)	1(4)	-	1
Contributed surplus	-	-	-
Retained deficit	-	(456)(7)	-
Total Shareholders' Equity	1	(456)	147
Total Liabilities and Shareholders' Equity	$ 13	$ 672	$ 3,036

The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the Plan and consummation of the various agreements:

(1) Implementation of the Plan as outlined in Note 1.

The following table reconciles the Predecessor's liabilities

subject to compromise to those that were accepted claims under the Plan:

(in millions)	At March 31, 2006	At March 31, 2005	At December 31, 2005
	(Predecessor)	(Predecessor)	(Predecessor)
Liabilities subject to compromise			
Accepted claims	$ 547	$ 532	$ 546
Post-filing interest	83	44	73
Unfiled claims	10	12	11
Total liabilities subject to compromise	$ 640	$ 588	$ 630

Settlement	
Cash	$ 108
Floating Rate Notes	275
New Common Shares	36
New Warrants	2
Total consideration	$ 421
Excess of claims over distribution	219
Convertible debenture conversion option	23
Total adjustment to retained deficit	$ 242

The holders of Series A and B voting common shares received nil consideration.

(2) Issuance of shares for cash under the Plan Sponsor Agreement (Note 1).

(3) Payment of financing fees on implementation of the Plan, which have been deferred and will be amortized over the term of the related credit facilities (Note 8).

(4) Receipt of cash under the Province Agreement in exchange for a note payable and issuance of warrants (Note 9).

(5) Repayment of borrowings under the Predecessor's line of credit and increase in revolving term loans in order to make pension funding payment.

(6) Initial pension funding made under the Province Agreement.

(7) Comprehensive revaluation of assets and liabilities and elimination of the deficit.

(8) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future tax amounts have been measured based on the rates

substantively enacted that are expected to apply when the temporary differences reverse or the unused tax losses or other deductions are realized.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future tax assets were recognized in the third quarter of 2006 and were applied to reduce unamortized intangible assets.

Included under the Fresh Start Adjustment captions are all tax adjustments required to transition the Predecessor's accounts to the Successor's accounts at March 31, 2006.

5. RESTRICTED CASH

The Predecessor's restricted cash represented funds being held in trust with the Monitor under the CCAA proceedings pending direction from the Ontario Superior Court of Justice for its use. The composition of these funds is derived as follows:

(in millions)	At September 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Proceeds relating to the sale of Welland Pipe Ltd., CHT Steel Inc., and Stelpipe Ltd. assets	$ -	$ -	$ 17
Proceeds from the sale of the shares of Norambar Inc., Stelwire Ltd., and Stelfil Ltée	-	30	-
Proceeds from the sale of the shares of AltaSteel Ltd.	5	4	-
	$ 5	$ 34	$ 17

During the second quarter of 2006, the Monitor released the proceeds held in trust pertaining to the sale of the shares of Norambar Inc., Stelwire Ltd., and Stelfil Ltèe in accordance with the related purchase and sale agreement. The remaining restricted cash was released in October 2006 in accordance with the terms of the purchase and sale agreement related to the sale of the shares of AltaSteel Ltd.

6. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations relate to the site restoration and reclamation of iron ore properties at the Corporation's mining interests in Wabush, Tilden and Hibbing. The following table provides the pertinent information associated with these obligations:

(in millions)	At September 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Opening balance	$ 23	$ -	$ 12
Accretion expense	1	-	2

Effect of change in estimates	-	-	1
Liabilities incurred (settled)	-	-	-
Ending balance	$ 24	$ 22(1)	$ 15
Underlying assumptions:			
Undiscounted cash flow estimates	86	86	86
Credit-adjusted interest rate	12.00%(2)	12.00%(2)	16.65%
Time frame to settle the obligations (years)	2013-2050	2013-2050	2013-2050

(1) Reflects the estimated fair value assigned to this obligation under fresh start reporting (Note 4).

(2) Reflects the estimated credit-adjusted interest rate of the Corporation.

7. COMPONENTS OF CONSOLIDATED INCOME TAXES

The income tax expense (recovery) differs from the amount calculated by applying Canadian income tax rates (federal and provincial) to the earnings (loss) before income taxes from continuing operations, as follows:

(in millions)	Three months ended September 30, 2006	Six months ended September 30, 2006
	(Successor)	(Successor)
Income (loss) before income taxes from continuing operations	$ 13	$ (42)
Income tax expense (recovery) computed using statutory income tax rates (2006 - 43%)	6	(18)
Add (deduct):		
Manufacturing and processing credit	(1)	4
Resource allowance/depletion	(2)	(3)
Valuation allowance(1)	28	28
Impact of federal income tax rate reduction	8	-
Foreign exchange gain on US denominated debt	-	(2)
Impact of intercompany foreign exchange	-	4
Other	(1)	1
	32	32
Income tax expense (recovery)	$ 38	$ 14

The composition of the future income tax provision is as follows:

(in millions)	Three months ended September 30, 2006	Six months ended September 30, 2006
	(Successor)	(Successor)
Initiating and reversing temporary differences	$ (3)	$ (21)
Valuation allowance(1)	28	28

Effect of future income tax rate reduction	8	-
Future income tax expense	$ 33	$ 7

(1) Resulted in a reduction of intangible assets on the Consolidated Statement of Financial Position by $11 million.

The finalization of the fresh start reporting increased tax expense recorded for the three months ended September 30, 2006 by approximately $36 million comprised of an increase in the valuation allowance of $28 million and the income tax rate reduction adjustment of $8 million.

Components of future income tax assets and liabilities are summarized as follows:

(in millions)	At September 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Future income tax assets			
Employee future benefits	$ 408	$ 448	$ 300
Pension liability	132	142	-
Non-capital loss carry-forwards	117	151	97
Corporate minimum taxes	15	17	18
Net capital losses	4	6	7
Other	32	22	17
Total future income tax assets before valuation allowance	$ 708	$ 786	$ 439
Less: valuation allowance	(434)	(453)	(289)
Total future income tax assets after valuation allowance	$ 274	$ 333	$ 150
Future income tax liabilities			
Plant and equipment - difference in net book value and unamortized capital cost	$ 337	$ 382	$ 118
Deferred pension cost	-	-	37
Investment in joint ventures	-	-	36
Other	-	20	17
Total future income tax liabilities	337	402	208
Net future income tax asset (liability)	$ (63)	$ (69)	$ (58)

The future income tax asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

(in millions)	At September 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Future income tax asset -			

current	$	28	$	7	$	22
Future income tax asset - non-current		-		-		12
Future income tax liability - non-current		(91)		(76)		(92)
Net future income tax asset (liability)	$	(63)	$	(69)	$	(58)

Future Income Taxes

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective statement of financial position date.

The Corporation had certain future tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future tax assets were recognized in the third quarter of 2006 and were applied to reduce unamortized intangible assets.

8. BANK AND OTHER SHORT-TERM INDEBTEDNESS AND REVOLVING TERM LOANS

(in millions)		At September 30, 2006		At March 31, 2006		At December 31, 2005
		(Successor)		(Successor)		(Predecessor)
Bank and other short-term indebtedness	$	-	$	-	$	191
Revolving term loans						
Current		35		35		-
Non-current		390		392		-
Total	$	425	$	427	$	191

Revolving Term Loans

Asset Based Loan Facility

On March 31, 2006, the $75 million debtor-in-possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US Base rate + 0.5% or London Inter-Bank Overnight Rate ("LIBOR") + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and, prior to each March 31 anniversary date, the facility can be extended for a period of two years if the lender and Stelco mutually agree. The ABL facility is secured by a first priority security interest in the eligible inventory and eligible accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest in all other property and assets of the Corporation, limited to $300 million, and a fourth priority security interest for the

balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral of eligible accounts receivable and eligible inventory and reserves, but will not exceed $600 million. The ABL facility incurs an annual fee of 0.375% of any non-use of funds available under the facility. The facility is subject to certain restrictive covenants. At September 30, 2006, the available amount of the ABL was $461 million and the amount drawn on this facility was $390 million.

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Ltd. (a shareholder of the Corporation - Note 1), in the amount of $375 million for a term of seven years. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75% until March 31, 2009 after which the loan bears interest at bankers' acceptance rate plus 7.25%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the fixed assets of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in certain subsidiaries, partnerships and joint ventures of Stelco. Stelco intends to repay amounts borrowed under this facility within one year, therefore these borrowings have been reflected as a current liability on the Statement of Financial Position. Under this facility, Stelco is required to pay an annual fee of 3% of the aggregate commitment of $375 million on each anniversary date of CCAA Plan implementation. In addition, the facility requires the Company to pay 3% of the outstanding credit facility in place at March 31, 2009, if it intends to extend the facility.

Included in financial expense for the third quarter of 2006 is approximately $1 million relating to borrowings under this agreement ($1 million in second quarter of 2006). The interest on borrowings is calculated in accordance with the applicable lending agreement, yielding approximately 11% as at September 30, 3006. The majority of interest is paid prior to the end of each month, therefore a nominal amount is outstanding at September 30, 2006. At September 30, 2006 there was $35 million outstanding under this loan.

9. LONG-TERM DEBT

(in millions)	At September 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Long-term debt of Stelco subject to compromise	$ -	$ -	$ 412
Term loans associated with discontinued operations(4)	-	-	16
Floating rate notes at LIBOR + 8.50%(1)(5)	263	275	-
1% Province Note(2)	149	149	-
1% Province Note - fair value adjustment(2)	(90)	(92)	-
Term loan at Canadian prime rate plus 2.50% matured on			

June 10, 2005(3)	3	8	22
Term loan at bankers' acceptance rate plus 1.50% maturing on January 31, 2008(6)	20	27	33
Long-term debt	345	367	483
Less amount subject to compromise or held for sale	-	-	(440)
Less amount due within one year	(16)	(21)	(23)
Long-term debt	$ 329	$ 346	$ 20

(1) Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, affected creditors received floating rate notes ("FRN's") equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest on the FRN's is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of LIBOR plus 5.50% if paid in cash and LIBOR plus 8.50% if paid in new FRN's or if interest payments are deferred and accrued in accordance with the terms of the FRN's. Interest on the FRN'S in the third quarter of 2006 totalled $7 million ($7 million in the second quarter of 2006) and is included in financial expense. Interest has been calculated under the cash payment option consistent with the semi-annual payment made in September 2006. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% of face value until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL facility and the secured revolving term loan (Note 8) in all respects including rights to payment and enforcement until both the ABL facility and secured revolving term loan are repaid in full.

(2) Province Note

In accordance with the Pension Agreement (see Note 13), the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares of Stelco. The Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum, payable semi-annually in cash or, at Stelco's option, by delivering Stelco common shares. Interest accrued on the Province Note in the third quarter 2006 totalled $0.8 million ($0.4 million in the second quarter 2006) and is included in financial expense. The semi-annual interest payment due in September 2006 was paid in cash. At March 31, 2006, the $150 million was allocated between the Province Note and the fair

value of the warrants (see Note 11 for terms of the warrants). Upon the application of fresh start reporting on March 31, 2006, the Province Note was adjusted to its estimated fair value of $57 million (see Note 4) and will be accreted up to its face value over the term of the Note assuming an effective interest rate of 12%. During the third quarter of 2006 an accretion expense of $1 million was recorded in interest on long-term debt on the Consolidated Statement of Earnings (Loss) ($2 million in the six month period ended September 30, 2006).

(3) The term loan is an obligation of a wholly owned subsidiary of the Corporation. The loan is currently in default and the assets remaining in the subsidiary are not sufficient to satisfy this obligation.

(4) These term loans were assumed by the purchaser upon completion of the sale of the non-core subsidiaries during the first quarter of 2006.

(5) There was a $1 million loss recorded in the third quarter of 2006 due to the revaluation of the FRN's using the September 30, 2006 US dollar exchange rate, compared to a $13 million gain recorded in the second quarter of 2006.

(6) The term loan is an obligation of a wholly owned subsidiary of the Corporation.

10. COMMITMENTS AND CONTINGENCIES

Capital Programs and Other Commitments

Stelco has binding commitments for capital programs totalling $28 million. Of this amount, $23 million relates to Phase II of the Lake Erie Steel hot strip mill upgrade.

Pursuant to an outsourcing agreement, the Corporation has committed approximately $130 million up to and including year 2012.

Contingencies

Georgian Windpower Corporation ("GWC") commenced a lawsuit against Stelco Inc. during the course of the CCAA proceedings alleging, among other things, breach of contract by Stelco in connection with Stelco's termination in April 2005 of a Memorandum of Understanding and Agreement to Enter into a Land Lease Agreement between Stelco and GWC. GWC has claimed damages of $350 million. The Corporation is vigorously defending this action. The result and value of the GWC claim is not determinable at this time and consequently the Corporation has not recorded any provisions in the consolidated financial statements.

11. CAPITAL STOCK

Common Shares

	At September 30, 2006	At March 31, 2006
	(Successor)	(Successor)
Total number of common shares	27,103,921	26,100,000
Total (in millions)	$ 149	$ 144

New Common Shares

The Corporation issued 26,100,000 new common shares upon emergence from CCAA with a value of $5.50 per share. On April 2, 2006, the President and Chief Executive Officer purchased 1,000,000 newly issued common shares for cash consideration of $5.5 million, bringing the total number of common shares outstanding as of that date to 27,100,000. As a result of the exercise of warrants in the third quarter 2006, referred to below, there are 27,103,921 common shares outstanding at September 30, 2006.

Warrants

Upon emergence from CCAA, the Corporation issued a total of 2,269,600 warrants. The holders of liabilities subject to compromise received 1,418,500 warrants with an estimated fair value of $2 million as partial consideration in exchange for their claim accepted under CCAA. The Province received 851,100 warrants with an estimated fair value of $1 million as partial consideration for the province loan (Note 9). Each warrant entitles the holder to purchase one common share at an exercise price of $11.00. The total number of common shares issuable under the exercise of all outstanding warrants represents approximately 7% of common shares outstanding upon the exercise of warrants on a diluted basis. The warrants have a term of seven years and are exercisable at any time after June 26, 2006 up to their expiration on March 31, 2013. A total of 3,921 warrants were exercised in the third quarter of 2006.

12. STOCK-BASED COMPENSATION

Incentive Stock Option Plan

Effective April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The ISOP is intended to attract and retain superior directors, officers, advisors, employees and other persons engaged to provide ongoing services to the Corporation or its affiliates. The total number of stock options available under the ISOP is 2,610,000, of which 1,944,000 were issued at an exercise price of $5.50 per common share. The options vest semi-annually over a four-year period from the date of the grant (the "Grant Date") in eight equal installments, subject to acceleration under certain circumstances. The options expire 10 years after the Grant Date. In accordance with the provisions of the ISOP, the exercise price of options granted thereunder is required to be the market value, as defined in the ISOP, on the Grant Date. During the third quarter of 2006, no options were exercised, forfeited or granted (200,000 options forfeited and 150,000 additional options granted during the second quarter 2006 at an exercise price of $17.75). The total options available under the ISOP at September 30, 2006 are 716,000.

Total compensation expense of $0.4 million has been included in costs for the third quarter of 2006 ($0.4 million in second quarter 2006).

The compensation expense for grants made under the ISOP was determined at the grant date using the fair value method by applying the Black-Scholes option-pricing model using the following assumptions:

Grant date	June 21, 2006	April 1, 2006
Expected volatility	40%	40%
Risk-free interest rate	4.33%	4.00%
Expected life	0-4 years	0-4 years
Expected dividends	Nil	Nil

The weighted average exercise price for options outstanding at September 30, 2006 is $6.47.

13. EMPLOYEE FUTURE BENEFITS

Benefit Plan Cost

The defined benefit costs recognized in the third quarter and first nine months of 2006 and 2005 are outlined as follows:

(in millions)	Three months ended Sept. 30 2006	Three months ended June 30 2006	Three months ended Sept. 30 2005	Six months ended Sept. 30, 2006(1)	Three months ended March 31, 2006(1)	Nine months ended Sept. 30, 2005
	(Successor)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Pensions	$ 7	$ 3	$ 38	$ 10	$ 36	$ 115
Other benefit plans	17	20	23	37	27	70
Total reported in costs	24	23	61	47	63	185
Curtailments	-	14	-	14	-	-
Severance	-	8	-	8	-	-
Voluntary retirement incentives	6	19	-	25	-	-
Total reported as workforce reduction costs	6	41	-	47	-	-
Total net benefit plan costs	$ 30	$ 64	$ 61	$ 94	$ 63	$ 185

(1) The nine-month period ended September 30, 2006 consists of three quarters, which are not comparable.

(2) The six-month period ended September 30, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

Substantially all of the Corporation's pension benefit plans are not fully funded.

Pension Plans

	At June 30, 2006	Remeasurement	Plan Amendments	Retirements	At June 30, 2006
Affected Plans					

Plan assets	$ 2,781	$ (142)	$ -	$ -	$ 2,639
Accrued benefit obligations	3,124	(75)	87	63	3,199
Funded status	(343)	(67)	(87)	(63)	(560)
Unamortized net actuarial (gains) losses	(6)	67	-	39	100
Unamortized past service costs	-	-	87	-	87
Accrued benefit obligation	(349)	-	-	(24)	(373)
Unaffected Plans					
Accrued benefit obligation	(58)	-	-	-	(58)
Total accrued benefit obligation	(407)	-	-	(24)	(431)
Current	(68)	-	-	-	(68)
Non-current	(339)	-		(24)	(363)
Total accrued benefit obligation	$ (407)	$ -	$ -	$ (24)	$ (431)

Other Benefit Plans

	At June 30, 2006	Remeasurement	Plan Amendments	Retirements	At June 30, 2006
Affected Plans					
Plan assets	$ -	$ -	$ -	$ -	$ -
Accrued benefit obligations	1,015	(66)	(74)	23	898
Funded status	(1,015)	66	74	(23)	(898)
Unamortized net actuarial (gains) losses	-	(66)	-	20	(46)
Unamortized past service costs	-	-	(74)	13	(61)
Accrued benefit obligation	(1,015)	-	-	10	(1,005)
Unaffected Plans					
Accrued benefit obligation	(296)	-	-	-	(296)
Total accrued benefit obligation	(1,311)	-	-	10	(1,301)
Current	(59)	-	-	-	(59)
Non-current	(1,252)	-	-	10	(1,242)
Total accrued benefit obligation	$ (1,311)	$ -	$. -	$ 10	$ (1,301)

Assumptions

	At June 30, 2006	At March 31, 2006
Discount Rate		
Pension plans discount rate	5.50%	5.25%
Other benefit plans - healthcare	5.75%	5.25%
Other benefit plans - compensated absences	5.50%	5.00%
Retirement Age		
Salaried employees	59	58

As a result of the emergence from CCAA on March 31, 2006, the Corporation was required to undertake a comprehensive revaluation of its assets and liabilities, which included a remeasurement of all of the Corporation's pension and other benefit plan obligations under CICA Handbook Section 3461 - Employee Future Benefits. The results of the remeasurement, as reported in the first quarter 2006, included the elimination of previously recorded unamortized net actuarial losses and unamortized past service costs.

In the second quarter 2006, there was:

- a contract settlement reached with USW Local 1005 which contained pension and benefit improvements, including an annual pension indexing tied to a cost of living adjustment;
- announced reductions in the other benefit programs, which substantially impacted the active salary workforce (and salaried retirees);
- a Salaried Transition Assistance Program ("STAP"), which provided incentives for early retirement or resignation to employees who were members of the two principal salary defined benefit pension plans. The program closed on June 30, 2006;
- a Transition Assistance Program ("TAP"), which provided incentives for early retirement to Hamilton Steel bargaining unit employees as part of the contract settlement reached with USW Local 1005. The program closed on July 14, 2006.

The STAP resulted in a severance expense of $19 million in the second quarter 2006 which, when combined with other terminations in the period of $8 million, resulted in a total cost of $27 million. The TAP resulted in a voluntary retirement incentive cost of $6 million which was recognized in the third quarter 2006.

These events had an impact on three of the Corporation's four principal pension and other benefit plans (the Hamilton Steel bargaining unit plans and the salary plans covering the Lake Erie Steel salary workforce and the combined Corporate and Hamilton Steel salary workforce). The Lake Erie Steel bargaining unit plans are not impacted by these changes as they are covered under a separate labour agreement.

As a result of the significant reduction of the salary workforce arising from the STAP program and the impact of certain reductions in the salary other benefit programs there was a net curtailment expense recognized in the second quarter 2006 of $14 million.

Two plan amendments (the Hamilton Steel bargaining unit pension indexing adjustment, net of a reduction in the salary early retirement pension benefit) resulted in net pension unamortized past service cost of $87 million. While this amount did not impact second

quarter 2006 earnings, the amount will be amortized over the expected average remaining service life ("EARSL") of the active employees. The amortization resulted in an increase in pension expense of $4 million in the third quarter 2006.

Other benefit plan amendments which primarily reflect an extensive reduction to the salary health care benefits resulted in an unamortized past service gain of $74 million. Similar to the pension impact noted above, this amount did not impact second quarter 2006 earnings and will be amortized over EARSL. Amortization of this gain resulted in a reduction in other benefit plan expense of $3 million in the third quarter 2006.

As a result of the significant plan amendments, there was a requirement to remeasure the affected plans described above as at June 30, 2006. The remeasurement required a review and update of all significant assumptions underlying these plans, including the discount rate, retirement age, and expected long term rate of return on pension plan assets. The change in assumptions is tabled in this note. In the case of the pension plans the actual negative returns experienced since the last remeasurement in March 2006 compared to the expected rate of return exceeded the favourable impact of the 0.25% increase in the pension discount rate, resulting in a net pension unamortized actuarial loss of $67 million. The effect of employee reductions both prior to and including the TAP program for the Hamilton bargaining unit plan added an additional $39 million to the actuarial loss.

In the case of the other benefit plans, the increase in the discount rate by 0.5% resulted in an unamortized actuarial gain of $66 million. The effect of employee reductions, both prior to and including the STAP and TAP, resulted in an unamortized actuarial loss of $20 million.

Pension Plan Funding Arrangements

As a condition of the CCAA Plan, Stelco and the Province entered into the Pension Agreement, effective on March 31, 2006, which contains the following principal terms:

- Stelco was obligated to make an initial up-front payment of $400 million to its four main pension plans less any contributions to plans already made in 2006. As a result, Stelco made a $382 million payment to the plans on March 31, 2006;
- Stelco will fund its four main pension plans in the following amounts in the years subsequent to December 31, 2005:
    - Years 1 - 5: $65 million per year ($32.5 million in 2006), payable monthly, commencing July 1, 2006; and
    - Years 6 - 10: $70 million per year, payable monthly;
- Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of certain minimum thresholds as set out in the Pension Agreement, subject to Stelco having more than a minimum liquidity amount; and
- Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015 provided that any future benefit improvements which will be required to be funded in accordance with the Pension Benefits Act and will be in addition to the funding payments outlined above.

While the Pension Agreement with the Province has a prescribed funding obligation as outlined above, pension plan enhancements, such as the recently negotiated hourly pension indexing, are excluded from this arrangement. Accordingly, the hourly pension indexing is subject

to additional cash funding under the Pension Benefits Act, totalling an estimated $121 million over the next eight years.

14. ASSETS HELD FOR SALE

In August 2006 the Corporation entered into an agreement to sell a parcel of non-core, surplus land in Hamilton and a building located on the property for cash proceeds of $17.5 million. Completion of the sale is subject to a number of conditions. The book value of these assets under the fresh start revaluation, which is equal to the expected net proceeds, has been classified as assets held for sale, as at September 30, 2006.

15. EARNINGS (LOSS) PER COMMON SHARE

Interest on the convertible debentures is recorded in the Consolidated Statement of Earnings (Loss) as interest on long-term debt and debt subject to compromise. This amount, net of tax, is added back to net earnings (loss) from continuing operations and net earnings (loss) in order to calculate fully diluted earnings (loss) from continuing operations and fully diluted earnings (loss) per common share. Fully diluted earnings (loss) per common share is calculated by applying the treasury stock method for the potential exercise of stock options, and assuming the dilutive effect of the conversion of all outstanding convertible debentures at the $4.50 per share conversion price applicable to those debentures.

(in millions)	Three Months Ended Sept. 30 2006	Three Months Ended Sept. 30 2005	Six Months Ended Sept. 30 2006(2)	Three Months Ended March 31 2006(2)	Nine Months Ended Sept. 30 2005
	(Successor)	(Pre-decessor)	(Successor)	(Predecessor)	
Basic net earnings (loss) from continuing operations	$ (25)	$ (18)	$ (56)	$ (79)	$ 58
Convertible debentures - interest expense net of tax	-	1	-	1	4
Fully diluted net earnings (loss) from continuing Operations	$ (25)	$ (17)	$ (56)	$ (78)	$ 62
Basic net earnings (loss)	(25)	(42)	(56)	(122)	47
Convertible debentures - interest expense net of tax	-	1		1	4
Fully diluted net earnings (loss)	$ (25)	$ (41)	$ (56)	$ (121)	$ 51
Weighted average number of common					

shares outstanding - basic	27,102,278	102,249,198	27,101,145	102,249,198	102,249,199
Incremental number of common shares assumed to be issued on the exercise of Stock options	1,302,281	-	1,278,196	-	84,254
Incremental number of common shares assumed to be issued on the exercise of warrants	1,062,276	-	1,013,294	-	-
Common shares issued on the assumed conversion of convertible	-	20,000,000	-	20,000,000	20,000,000
Weighted average number of common shares outstanding - fully diluted	29,466,835	122,249,198	29,392,635	122,249,198	122,333,453
Options to purchase common shares not included in the above calculation(1)	-	5,001,680	-	4,986,012	4,751,680

(1) Exercise prices were greater than the average market price of the common shares during the periods.

(2) The six-month period ended September 30, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

During the three months and six months ended September 30, 2006 a basic net loss from continuing operations and a basic net loss was incurred, therefore options and warrants related information have not been used to calculate fully diluted earnings per share from continuing operations and fully diluted earnings per share as both are anti-dilutive where applicable.

16. SEGMENTED INFORMATION

The following provides segmented information by geographic area. Sales are allocated to the country in which the third party customer receives the product:

(in millions)	Three Months Ended Sept. 30 2006	Three Months Ended Sept. 30 2005	Six Months Ended Sept. 30 2006(1)	Three Months Ended March 31 2006(1)	Nine Months Ended Sept. 30 2005

	(Successor)	(Pre-decessor)	(Successor)	(Pre-decessor)	(Pre-decessor)
Geographic segments					
Net sales					
Canada	$ 564	$ 506	$ 1,196	$ 609	$ 1,754
United States	90	50	151	60	177
Other	6	3	11	5	14
Net Sales	$ 660	$ 559	$ 1,358	$ 674	$ 1,945

(1) The six-month period ended September 30, 2006 is not comparable with three mcnths ended March 31, 2006 and has therefore been reported separately.

(in millions)	At Sept. 30, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Capital assets - net			
Canada	$ 1,373	$ 1,398	$ 947
United States	368	377	57
Capital assets - net	$ 1,741	$ 1,775	$ 1,004

>>
%SEDAR: 00001549E

/For further information: Rodney B. Mott, President and Chief Executive Officer, Telephone: (905) 528-2511, Extension 2020/
(STE.WT. STE.)

CO: Stelco Inc.

CNW 18:23e 09-NOV-06

93

RECEIVED

FORM 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities

Reporting Issuer

1. Stelco Inc.

Selling security holder

2. Your name:

Tricap Management Limited as manager for and on behalf of the Tricap Restructuring Fund ("Tricap"), BCE Place, Bay-Wellington Tower, 181 Bay Street, Suite 300, P.O. Box 771, Toronto, Ontario M5J 2T3.

Brookfield Asset Management Inc., together with its affiliates and associates, as investors in the Tricap Restructuring Fund (collectively, "Brookfield"), BCE Place, Bay-Wellington Tower, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3.

3. The offices or positions you hold in the reporting issuer:

N/A.

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?

No.

5. Number and class of securities of the reporting issuer Tricap beneficially owns:

US$21,340,000 SECURED FLOATING RATE NOTES DUE 2016

9,928,243 COMMON SHARES

128,774 WARRANTS 31-Mar-2013

Inclusive in the above securities are the following amounts that Brookfield beneficially owns:

US$13,270,572 SECURED FLOATING RATE NOTES DUE 2016

6,174,014 COMMON SHARES

80,080 WARRANTS 31-Mar-2013

Distribution

6. Number and class of securities Tricap proposes to sell:

US$21,340,000 SECURED FLOATING RATE NOTES DUE 2016

Including US$13,270,572 SECURED FLOATING RATE NOTES DUE 2016 that Brookfield beneficially owns.

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.

The securities will be sold privately and also through the TORONTO STOCK EXCHANGE.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(a) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(b) the information given in this form is true and complete.

Date: November 14, 2006

TRICAP MANAGEMENT LIMITED
Your name (Selling security holder)

/s/ J. Peter Gordon
Your signature (or if a company, the signature of your authorized signatory)

J. Peter Gordon
Name of your authorized signatory

BROOKFIELD ASSET MANAGEMENT INC.
Your name (Beneficial owner)

/s/ Joseph Freedman
Your signature (or if a company, the signature of your authorized signatory)

Joseph Freedman
Name of your authorized signatory

News release via Canada NewsWire, Toronto 416-863-9350

94

Attention Business Editors:
Lake Erie Steel - ISO/TS16949 certification

HAMILTON, ON, Dec. 14 /CNW/ - Lake Erie Steel, a subsidiary of Stelco Inc. (TSX: STE), today announced that it has been awarded ISO/TS 16949:2002 Quality Management System certification for the manufacture of Hot Rolled Steel Coils.

ISO/TS16949 is an international quality management system standard developed by the International Automotive Task Force (IATF) in conjunction with the international standards community. By meeting this standard, Lake Erie Steel demonstrates its ability to consistently provide product that meets customer requirements, and enhances customer satisfaction through continual improvement of our processes, products and services.

Peter Knocke, Vice President and General Manager, said, "Achieving certification to this internationally recognized standard illustrates Lake Erie Steel's ongoing commitment to provide automotive customers with high quality steel products. It is also a testament to the talent and dedication of Lake Erie Steel employees, who have again risen to the challenge of continually improving quality standards."

About Stelco

Stelco is one of Canada's largest steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.
%SEDAR: 00001549E

/For further information: Peter Knocke, Vice President, Stelco Inc., and General Manager, Lake Erie Steel, Telephone: (519) 587-4541, Extension 5336, Fax: (519) 587-7705/
(STE.WT. STE.)

CO: Stelco Inc.

CNW 14:07e 14-DEC-06

News release via Canada NewsWire, Toronto 416-863-9350

95

Attention Business/Financial Editors:
Stelco Completes its Operational Improvement Program

<<

Resulting Fourth Quarter loss will be $120-140 million

>>

HAMILTON, ON, Feb. 7 /CNW/ - Stelco Inc. (TSX:STE) today announced that it has completed the major components of the operational restructuring that it commenced upon exiting from the CCAA process. This operational restructuring had three key components:

<<

- Productivity improvement initiatives and reduction in the labour force.

- Reducing production costs through workflow improvement.

- Optimizing capital projects.

In order to complete this program, it was necessary to close certain production facilities for a period of time during the fourth quarter. These shutdowns coincided with a softening in demand for steel. The net result of these initiatives is that Stelco expects to report a loss before income taxes in the range of $120 million to $140 million for the fourth quarter ending December 31, 2006.

The closure of production facilities enabled the company to successfully complete several strategic capital projects, including:

- the reline and upgrade of the blast furnace at the Hamilton plant to significantly increase throughput and to extend the interval for the next furnace reline to 2018; and

- the Phase II expansion of the Lake Erie hot strip mill, which is expected to increase throughput by 20% over previous levels.

>>

With these two major projects now complete, Stelco does not anticipate any further significant mill outages in 2007.

As mentioned above, fourth quarter results were also adversely impacted by lower demand in the automotive and steel service centre sectors, which contributed to a reduction in spot prices for steel and shipments during the quarter. In addition, higher costs were incurred due to increases in the cost of energy and certain raw materials.

Mr. Rodney Mott, President and CEO stated that, "The economic outlook for 2007 appears positive and the demand for steel has improved markedly." Shipment and semi-finished steel production in January improved significantly over the respective monthly averages for the fourth quarter. January shipments were 309,000 tons and semi-finished steel production was 380,000 tons, which compares to fourth quarter monthly averages of 225,000 tons and 204,000 tons respectively. Spot prices have also improved for January as compared to the fourth quarter. Mr. Mott added that, "With these steps of our operational restructuring program now complete we have significantly enhanced our efficiency, reduced operating costs, and are poised to compete effectively in this improving economic environment."

The Corporation expects to release its annual results in early March 2007.

About Stelco

Stelco is one of Canada's largest steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in

Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this press release or as of the date which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: expected losses for the fourth quarter ending December 31, 2006; expected increase to throughput at Lake Erie; and no expected planned significant mill outages. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this press release.

%SEDAR: 00001549E

/For further information: Rodney B. Mott, President and Chief Executive Officer, (905) 528-2511, Extension 2020/
(STE.WT. STE.)

CO: Stelco Inc.

CNW 17:57e 07-FEB-07

96

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

   Stelco Inc. ("Stelco")
   368 Wilcox Street
   Hamilton, ON, L8L 8K5

2. **Date of Material Change**

   February 7, 2007.

3. **News Release**

   The attached news release was issued by Stelco on February 7, 2007 through the wire services of CNW Group.

4. **Summary of Material Change**

   Stelco announced that it has completed the major components of the operational restructuring that it commenced upon exiting from the CCAA process and that it expects to report a loss before income taxes in the range of $120 million to $140 million for the fourth quarter ending December 31, 2006.

5. **Full Description of Material Change**

   See the attached news release on Schedule "A".

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   For further information, please contact Rodney B. Mott, President and Chief Executive Officer at 905-528-2511, extension 2020.

9. **Date of Report**

   February 19, 2007.

SCHEDULE "A" - PRESS RELEASE

STELCO INC.

Attention Business/Financial Editors:

Stelco Completes its Operational Improvement Program

<<
Resulting Fourth Quarter loss will be $120-140 million
>>

HAMILTON, ON, Feb. 7 /CNW/ - Stelco Inc. (TSX:STE) today announced that it has completed the major components of the operational restructuring that it commenced upon exiting from the CCAA process. This operational restructuring had three key components:

<<
- Productivity improvement initiatives and reduction in the labour force.
- Reducing production costs through workflow improvement.
- Optimizing capital projects.

In order to complete this program, it was necessary to close certain production facilities for a period of time during the fourth quarter. These shutdowns coincided with a softening in demand for steel. The net result of these initiatives is that Stelco expects to report a loss before income taxes in the range of $120 million to $140 million for the fourth quarter ending December 31, 2006.

The closure of production facilities enabled the company to successfully complete several strategic capital projects, including:

- the reline and upgrade of the blast furnace at the Hamilton plant to significantly increase throughput and to extend the interval for the next furnace reline to 2018; and
- the Phase II expansion of the Lake Erie hot strip mill, which is expected to increase throughput by 20% over previous levels.

>>

With these two major projects now complete, Stelco does not anticipate any further significant mill outages in 2007.

As mentioned above, fourth quarter results were also adversely impacted by lower demand in the automotive and steel service centre sectors, which contributed to a reduction in spot prices for steel and shipments during the quarter. In addition, higher costs were incurred due to increases in the cost of energy and certain raw materials.

Mr. Rodney Mott, President and CEO stated that, "The economic outlook for 2007 appears positive and the demand for steel has improved markedly." Shipment and semi-finished steel production in January improved significantly over the respective monthly averages for the fourth quarter. January shipments were 309,000 tons and semi-finished steel production was 380,000 tons, which

compares to fourth quarter monthly averages of 225,000 tons and 204,000 tons respectively. Spot prices have also improved for January as compared to the fourth quarter. Mr. Mott added that, "With these steps of our operational restructuring program now complete we have significantly enhanced our efficiency, reduced operating costs, and are poised to compete effectively in this improving economic environment."

The Corporation expects to release its annual results in early March 2007.

About Stelco

Stelco is one of Canada's largest steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this press release or as of the date which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: expected losses for the fourth quarter ending December 31, 2006; expected increase to throughput at Lake Erie; and no expected planned significant mill outages. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this press release.

%SEDAR: 00001549E

For further information: Rodney B. Mott, President and Chief Executive Officer, (905) 528-2511, Extension 2020

STELCO INC. - More on this organization

News Releases (182) | Photo Archive | Company Earnings

Quotes & Charts

STE.WT.(TSX)
STE.(TSX)

97

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Media Advisory - Stelco Announces Analyst Conference Call and Web Cast on 2006 Year-end Financial Results

HAMILTON, ON, Feb. 28 /CNW/ - Stelco Inc. (TSX:STE) will host a conference call and web cast of its 2006 year-end financial results at 11:00 a.m. Eastern Time on Thursday, March 8, 2007. The results are scheduled to be released earlier that morning.

The following senior executives will be available on the call:

<<

- Rodney B. Mott, President and Chief Executive Officer
- Ken Rutherford, Chief Financial Officer
- Chad Hutchison, General Counsel & Corporate Secretary

Call details are:

Date:	Thursday, March 8, 2007
Time:	11:00 a.m. Eastern Time
Toronto area or Overseas:	(416) 641-6105
North America:	(866) 542-4239

The conference call and web cast will be available on Stelco's web site at www.stelco.com. Please choose "Investor Centre" and select "Webcasts". Please log in at least 15 minutes prior to the call.

For those unable to participate in the conference call, a taped rebroadcast will be available until midnight March 15, 2007. The numbers for the rebroadcast are:

Local or Overseas:	(416) 695-5800
North America:	(800) 408-3053
Pass code:	783526 followed by the number sign.

>>

As well, the conference call will be archived on Stelco's web site at www.stelco.com. To access the replay, choose "Investor Centre" and select "Webcasts".

%SEDAR: 00001549E

/For further information: /
(STE.WT. STE.)

CO: Stelco Inc.

CNW 19:08e 28-FEB-07

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (this "MD&A") is dated March 7, 2007 and is in respect of the consolidated financial statements and accompanying notes (collectively the "Consolidated Financial Statements") of Stelco Inc. ("Stelco" or the "Corporation") for the nine month period ended December 31, 2006. The purpose of this MD&A is to provide commentary on the Corporation's financial condition and future prospects and to assist security holders and others to understand the Corporation and the key factors underlying its financial results. This MD&A includes forward-looking information that is subject to risks and uncertainties that may cause actual results to differ materially (see "Forward-Looking Statements"). This MD&A should be read in conjunction with the Consolidated Financial Statements. Additional information about Stelco will be available upon filing of the Corporation's 2006 Annual Information Form, which will be accessible from SEDAR at www.sedar.com.

This document has been reviewed by the Audit Committee of Stelco's Board of Directors and contains information current as of March 7, 2007. Events occurring after that date could render the information contained herein inaccurate or misleading in a material respect.

Business Description

Established in 1910, Stelco is one of Canada's largest steel producers. The Corporation operates two integrated steel plants in Ontario, Canada which produce a variety of steel products for customers in the automotive, steel service centre, appliance, energy, construction and pipe and tube industries within North America. In addition, through its ownership interests in iron ore mining properties and related supply agreements, Stelco has secured approximately 90% of its requirements for iron ore. Stelco operates its business through partnerships, subsidiaries and joint ventures.

All information stated below excludes the discontinued operations of the Corporation. The continuing operations of the Corporation are in the Integrated Steel segment, which consist of those business units that include and are primarily associated with the Stelco Hamilton and Stelco Lake Erie Integrated Steel plants and Stelco's raw materials properties.

Reorganization and Adoption of "Fresh Start" Reporting

Stelco and certain related entities filed for protection under the *Companies' Creditors Arrangement Act* (the "CCAA") on January 29, 2004. The Corporation emerged from CCAA protection at the end of the day on March 31, 2006 upon the implementation of Stelco's third amended and restated plan of arrangement and reorganization (the "CCAA Plan"). Also on March 31, 2006, a plan of arrangement involving Stelco was implemented under the *Canada Business Corporations Act* (the "CBCA Plan") pursuant to which Stelco's business was reorganized and specific assets and liabilities of Stelco were transferred into nine separate limited partnerships. Stelco's emergence from CCAA protection and the implementation of the CCAA Plan and the CBCA Plan is referred to in this MD&A as the "Reorganization". Further information regarding the Reorganization is set out in Note 1 to the Consolidated Financial Statements.

When used in this MD&A, the term "Predecessor" refers to Stelco and its related entities prior to the Reorganization and the term "Successor" refers to Stelco and its related entities following the Reorganization.

In connection with the Reorganization, Stelco adopted "fresh start" reporting on March 31, 2006 and, accordingly, has completed a comprehensive revaluation of its assets and liabilities. See "Changes in Accounting Policy" in this MD&A and Notes 2 and 4 to the Consolidated Financial Statements for further information.

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under "fresh start" reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor. Accordingly, selected comparative information in this MD&A regarding sales and shipments has been provided where such information was not affected by the Reorganization or the adoption of "fresh start" reporting.

Financial and Operating Results

Overview

The focus since exiting from the CCAA process on March 31, 2006 has been on an operational restructuring including the following initiatives:

- Implementation of productivity improvement initiatives which resulted in the reduction of the labour force. Through these initiatives voluntary programs were offered to both hourly and salary employees providing for their early retirement from the Corporation. A total of 280 hourly and 282 salary employees elected to participate in these plans. This action combined with normal attrition has reduced the workforce from 4,954 on March 31, 2006 to 4,243 on December 31, 2006. With an additional 192 employees whose last day worked was in January 2007, the total work force has been reduced to 4,051 as of January 31, 2007 which is expected to provide an annualized wage savings of approximately $65 million. This reduction has not negatively affected productivity or the quality of products or services.
- Implementation of a new business model focused on utilizing a de-centralized approach to simplify the management of the business and eliminate wasted efforts and redundant processes. Benefits are expected to be realized in scheduling, purchasing, information systems and operations.
- Reducing operating costs, improving product flow and reducing inventories by simplifying material handling, reducing product offerings and minimizing outside processing programs.
- A significant reduction in work-in-process and finished goods inventories which offset working capital requirements from the seasonal increase in raw material volumes.
- Optimizing capital by only selecting projects that are required to sustain operations or provide a pay back within a relatively short period of time. Stelco's annual capital plan was reduced from a projected $250 million to $150 million for 2006.
- Reducing general overhead and administrative costs by redefining requirements and focusing on improving processes.

The major components of the operational restructuring are now complete and are expected to lead to increased volumes, revenue growth, lower costs and improved productivity.

As part of the foregoing restructuring initiatives, the Corporation successfully completed several strategic projects and initiatives during the fourth quarter including:

- A reline and upgrade of the blast furnace at the Hamilton Steel plant, which is expected to increase throughput and extend the interval for the next furnace reline to 2018.
- The phase two upgrade of the Lake Erie Steel hot strip mill, which is expected to increase throughput by 20%.

As a result of completing these strategic projects, costs during the fourth quarter of 2006 and inventory valuations were adversely affected as it was necessary to close certain production facilities for a period of time. In addition, higher costs were incurred due to

increases in the cost of energy and certain raw materials. As well, lower demand in the automotive sector and high inventory levels at steel service centres resulted in a reduction of shipments and spot prices during the quarter. As a result, an EBITDA loss of $82 million and a loss before income taxes of $145 million were recorded for the fourth quarter of 2006.

For the nine months ended December 31, 2006, Stelco recorded an EBITDA of $1 million and a loss before income taxes of $187 million. Deducted from EDITDA are unusual items of $60 million and deducted from loss before income taxes are unusual items of $110 million. Of these unusual items $60 million arose from a "fresh start" reporting inventory revaluation, $36 million related to employee voluntary retirement incentive costs and severances, and $14 million related to employee future benefit curtailment expense.

Net Sales and Costs

Quarter ended December 31, 2006 compared to quarter ended September 30, 2006

Loss before income tax for the three months ended December 31, 2006 was $145 million, compared to earnings before income tax of $13 million for the third quarter of 2006. Deducted from pre-tax earnings for the fourth quarter of 2006 are severance costs totalling $3 million. The pretax earnings for the third quarter ended September 30, 2006 included unusual costs totalling $17 million. Of this amount, $11 million arose from a "fresh start" reporting inventory revaluation and $6 million largely related to employee voluntary retirement incentive costs.

Net sales of $472 million for the fourth quarter of 2006 were 28% lower than the third quarter of 2006. Steel shipments of 673,000 tons for the fourth quarter were 27% lower than the third quarter due to a slowdown of orders from the Corporation's major automotive and steel service centre customers. The average revenue per ton decreased by 3% to $701 per ton, primarily due to lower spot prices partly offset by a higher priced product mix.

Costs in the fourth quarter were lower by 7% primarily due to the decline in shipments. However average cost per ton of $823 in the fourth quarter increased by 27% over the third quarter due to higher costs related to lower production levels, a higher value product mix, increased raw material costs including those for zinc, natural gas, and coal, increased repairs and maintenance, and lower yield and operating efficiencies, partly offset by decreased labour spending and the flow through of the balance of the "fresh start" inventory adjustment in the third quarter.

Amortization

Amortization expense for the fourth quarter of 2006 was $31 million compared to $25 million in the third quarter of 2006. The $6 million increase was partly attributable to a lower than normal third quarter amortization expense ($2 million) in connection with the finalization of "fresh start" reporting. In addition, amortization related to the phase two upgrade at the Lake Erie Steel hot strip mill and the Hamilton Steel blast furnace reline and upgrade contributed an additional $4 million to amortization expense in the fourth quarter.

Employee Future Benefits

During the fourth quarter of 2006, workforce severance expenses of $3 million were incurred.

In the third quarter of 2006, a Transition Assistance Program ("TAP") provided incentives for early retirement to Hamilton Steel and Lake Erie Steel bargaining unit employees, which when combined with other termination expenses, resulted in a workforce reduction cost of $6 million.

Financial Expense and Foreign Exchange Gains and Losses

The Corporation's Floating Rate Notes (see Note 11 to the Consolidated Financial Statements) are denominated in US dollars. An $11 million foreign exchange loss was recorded in the fourth quarter of 2006 due to the revaluation of the notes using the December 31, 2006 US dollar exchange rate of $1.1654 (US dollar exchange rate was 1.1177 as at September 30, 2006). A $1 million foreign exchange loss was recorded in the third quarter of 2006.

Interest expense totaled $18 million for the fourth quarter of 2006, compared to interest expense of $19 million for the third quarter of 2006. Included in interest expense for the fourth quarter of 2006 is approximately $3 million relating to borrowings under the secured revolving term loan (see "Liquidity and Capital Resources – Financing Agreements") which is held indirectly by a significant shareholder ($1 million in the third quarter of 2006).

Income Tax Expense

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future income tax assets were recognized in the third and fourth

quarters of 2006 and were applied to reduce unamortized intangible assets (See Note 13 to the Consolidated Financial Statements).

Other Financial Comparisons

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under "fresh start" reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor. Accordingly, comparative information in this MD&A from Successor periods to Predecessor periods and for periods combining Successor and Predecessor information has been limited to sales and shipments.

Quarter ended December 31, 2006 compared to quarter ended December 31, 2005

Net sales for the quarter ended December 31, 2006 were 22% lower than the same quarter of 2005 mainly due to a 24% decrease in shipments. Average revenue per ton increased 2% primarily due to a shift in mix to higher revenue products and higher spot pricing partly offset by lower contract pricing.

Year ended December 31, 2006 compared to year ended December 31, 2005

Net sales for the year were 2% lower than the same period in 2005. Steel shipments were 3% higher while average revenue per ton was down 4% largely due to lower contract pricing.

Financial and Operational Summary

Stelco Inc.

($ in millions, except as indicated *)

	Three months ended Dec. 31 2006	Three months ended Sept. 30 2006	Three months ended Dec. 31 2005 [1]	Nine months ended Dec. 31 2006 [2]	Three months ended March 31 2006 [2]	Twelve months ended Dec. 31 2005 [1]
	(Successor)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Net Sales	$ 472	$ 660	$ 608	$ 1,830	$ 674	$ 2,553
Costs	554	596	639	1,829	695	2,370
EBITDA[3]	(82)	64	(31)	1	(21)	183
Amortization of property, plant and equipment	30	25	27	83	27	108
Amortization of intangible assets	1	–	–	2	1	3
Operating earnings (loss) before the following:	(113)	39	(58)	(84)	(49)	72
Employee future benefits – workforce reduction costs (Note 12)	3	6	–	50	–	–
Foreign exchange (gain) loss on long-term debt (Note 11)	11	1	–	(1)	–	–
Gain on sale of plate mill assets (Note 7)	–	–	–	–	–	(20)
Reorganization items (Note 18)	–	–	29	–	21	76
Financial and other expense						
Interest on long-term debt and debt subject to compromise	9	10	11	28	10	42
Other interest – net	9	9	5	26	5	13
Earnings (loss) before income tax from continuing operations	(145)	13	(103)	(187)	(85)	(39)
Income tax expense (recovery) (Note 13)						
Current	–	5	2	7	7	19
Future	–	33	(38)	7	(13)	(49)
Net loss from continuing operations	(145)	(25)	(67)	(201)	(79)	(9)
Net loss from discontinued operations (Note 1)	–	–	(53)	–	(43)	(64)
Net loss	$ (145)	$ (25)	$ (120)	$ (201)	$ (122)	$ (73)
Average revenue per ton	*$ 701	*$ 719	*$ 685	*$ 714	*$ 692	*$ 741
Cost per ton	*$ 823	*$ 649	*$ 720	*$ 714	*$ 714	*$ 688
Semi-finished steel production (thousands of net tons)	611	912	982	2,631	997	3,931
Shipments (thousands of net tons)	673	918	888	2,562	974	3,445

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately. See "Reorganization and Adoption of "Fresh Start" Reporting".

(2) The nine-month period ended December 31, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

(3) Non-GAAP Financial Measures

The financial information contained in this MD&A is presented in accordance with Canadian GAAP. Reference is also made to "EBITDA", which is a non-Canadian GAAP measure. "EBITDA" refers to operating earnings (losses) before interest, income taxes, amortization and other non-operating income and expenses such as workforce reduction costs, foreign exchange gains and losses on long-term debt and gains and losses on the sale of assets and, in the case of the Predecessor, also before restructuring costs and asset write-downs. Information concerning EBITDA has been included in this MD&A because management considers it to be, and uses it as, a meaningful indicator for assessing the operating performance of the Corporation. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Non-Canadian GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore the Corporation's use of EBITDA measures may not be comparable to measures used by other companies. A reconciliation to net earnings (loss), which is a Canadian GAAP measure, is presented above in the Financial and Operational Summary.

All note references in this document are to the Consolidated Financial Statements.

Operational Information

Trade

Imports accounted for approximately 52% of apparent domestic steel consumption in 2006 compared to 51% in 2005.

The Canadian International Trade Tribunal ruled in August 2006 to maintain the original 2001 hot rolled steel sheet dumping finding against Brazil, China, Chinese Taipei, South Africa and Ukraine and to continue a subsidy finding against India, confirming that the foregoing countries had injured Canadian steel producers by selling dumped and subsidized hot rolled sheet into Canada. The current ruling will apply until 2011.

In its Sunset Review of a dumping order applicable to certain corrosion resistant steels, the US International Trade Commission announced its decision in December 2006 to terminate the dumping orders against Canada, and other countries retroactive to December 2005.

Health, Safety and Environment

Health and safety performance has improved with lost time accident frequency decreasing from 2.2 per 200,000 hours worked in 2005 to 1.8 in 2006.

There are no outstanding environmental charges and both Hamilton Steel and Lake Erie Steel are Integrated Standards Organization ("ISO") 14000 registered. This system provides the framework for the implementation, maintenance, and continuous improvement process for managing environmental aspects at both integrated plants.

At Hamilton Steel, a Benzene Emission Reduction program is in progress. The phase installed in 2006 is expected to reduce benzene emissions by approximately 80% when commissioned in early 2007. In addition a permanent urea addition system was installed at the Sinter Plant. The addition of urea to the Sinter Plant feed has been shown to reduce the Dioxin/Furan emissions to below the limit required in the Sinter Plant's Certificate of Approval for the year 2010 and beyond.

Equipment Upgrades

The phase two of the Lake Erie Steel hot strip mill was completed in November 2006 and included the installation of the sixth finishing stand and quick roll change capability.

The reline and upgrade to the blast furnace at Hamilton Steel was completed in December 2006 and included the return of a second tap hole and a reline of the hearth wall. The benefits of the spending include reduced cast house emissions, increased quality and production and decreased hot metal costs. The next major repair to this furnace is now expected to occur in 2018.

Facilities/Competitiveness

The Corporation is focused on a strategy to fully leverage Stelco's existing assets to compliment the optimization of capital and implemented productivity improvement initiatives.

The phase two upgrade of the Lake Erie Steel hot strip mill included the installation of new higher horsepower rougher motors, quick roll change and the sixth finishing stand which keeps the hot roll capability on the leading edge and improves throughput by 20% over current levels. The Hamilton Steel 56" mill will continue to operate for at least the near term to service specific market segments.

The reline and upgrade to the blast furnace at the Hamilton Steel plant has increased the life of the furnace and improved throughput.

Currently, two pickle lines operate at Hamilton Steel to supply the cold rolling and coating operations. In addition, approximately 440,000 tons per year of Hamilton Steel's requirements are pickled externally. The Corporation is reviewing its options with respect to the future utilization of these lines.

The bar product and cold roll and coated facilities at Hamilton Steel, as well as the 2050 hot strip mill at Lake Erie Steel, are registered to ISO/TS 16949:2002. ISO/TS 16949:2002 is an international quality management system standard developed by the International Automotive Task Force and the Japan Automotive Manufacturers Association in conjunction with the international standards community. The hot strip mill at Hamilton Steel is registered to the ISO 9001:2000 standard. As internal suppliers to the finishing mills, the Hamilton Steel and Lake Erie Steel blast furnace and steelmaking facilities are compliant to ISO 9001. By meeting and maintaining these standards, Stelco demonstrates its ability to consistently provide product that meets customer requirements, and enhance customer satisfaction through continual improvement of processes, products and services.

The compliance audits of Hamilton Steel and Lake Erie Steel's ISO 14001 systems were satisfactorily completed during 2006.

Labour Matters

The Lake Erie labour contract with Local 8782 of the United Steelworkers ("USW") came into effect January 1, 2006 and will expire July 31, 2009. The Hamilton labour contract with USW Local 1005 came into effect August 1, 2006 and will expire on July 31, 2010.

In June 2006, the Salaried Transition Assistance Program (STAP) was made available to active salaried employees who were defined benefit pension plan members. The STAP provided incentives for early retirement to eligible employees. Similarly, the

Transition Assistance Program (TAP), which provided incentives for early retirement to eligible employees, was made available to Hamilton Steel bargaining unit employees as part of the new collective agreement negotiated in June 2006. In the third quarter of 2006 the TAP was also offered to Lake Erie Steel bargaining unit employees. A total of 562 employees elected to participate in these plans.

A key component of engaging and focusing employees was introduced during 2006 in the form of variable compensation tied to productivity and profitability. As part of the new agreement with USW Local 1005 at Hamilton Steel, a Productivity Payment Plan (PPP) was introduced that pays hourly workers additional remuneration contingent upon reaching certain productivity levels. Salaried employees at Hamilton Steel who are directly involved with production activities are also eligible for PPP. A profit sharing program was also introduced that pays all Hamilton employees, salaried employees at Lake Erie and Corporate salaried employees if certain earnings thresholds are achieved on a quarterly basis.

Summary of Quarterly Results

The following table reflects the Corporation's quarterly financial performance over the last eight quarters. Although the Corporation does not typically experience significant seasonal fluctuations in revenues, the Corporation can experience significant fluctuations in revenues based on external events such as customer inventory levels, automotive demand and imports.

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under fresh start reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor.

Stelco Inc.

(In millions, except as indicated *)		2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 [(1)] Q3	2005 [(1)] Q2	2005 [(1)] Q1
			(Successor)				(Predecessor)		
Net Sales	$	472	660	698	674	608	559	658	728
EBITDA[(2)]		(82)	64	19	(21)	(31)	(8)	87	135
Operating earnings (loss)	$	(113)	39	(10)	(49)	(58)	(36)	58	108
Earnings (loss) before income tax from continuing operations	$	(145)	13	(55)	(85)	(103)	(62)	53	73
Net earnings (loss) from continuing operations	$	(145)	(25)	(31)	(79)	(67)	(18)	35	41
Net earnings (loss)	$	(145)	(25)	(31)	(122)	(120)	(42)	40	49
Earnings (loss) from continuing operations per common share [(3)]									
Basic	*$	(5.35)	(0.93)	(1.14)	(0.77)	(0.66)	(0.18)	0.34	0.40
Fully diluted	*$	(5.35)	(0.93)	(1.14)	(0.77)	(0.66)	(0.18)	0.30	0.35
Net earnings (loss) per common share [(3)]									
Basic	*$	(5.35)	(0.93)	(1.14)	(1.19)	(1.17)	(0.41)	0.39	0.48
Fully diluted	*$	(5.35)	(0.93)	(1.14)	(1.19)	(1.17)	(0.41)	0.34	0.41
Average revenue per ton	*$	701	719	719	692	685	690	783	803
Cost per ton	*$	823	649	699	714	720	700	680	654
Semi-finished steel production (thousands of net tons)		611	912	1,108	997	982	875	1,054	1,020
Shipments (thousands of net tons)		673	918	971	974	888	810	840	907

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.

(2) EBITDA is a non-GAAP financial measure. See "Financial and Operational Summary – Non GAAP Financial Measures".

(3) Earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the quarter.

Liquidity and Capital Resources

The liquidity and capital resources of the Corporation are dependent upon a number of factors including, without limitation, market and economic conditions and the impact of these conditions on the price of steel products, raw material costs, the ability to fund necessary capital projects, pension requirements and labour negotiations and disputes.

The Corporation has a significant requirement for working capital related primarily to inventories due to the lead time of acquiring raw materials, the quantities of raw materials that are required to produce semi-finished steel and the amount of time required to process semi-finished steel into finished products. This working capital requirement is characteristic of many companies within the steel industry.

With the recapitalization of the Corporation upon emergence from CCAA, interest is being serviced in accordance with the terms and conditions of the related debt obligations.

Cash Flow Summary

(in millions)	Three Months Ended December 31 2006	Nine Months Ended December 31 2006 [1]	March 31, 2006 [2]	Three Months Ended March 31 2006 [1]	Three Months Ended December 31 2005	Twelve Months Ended December 31 2005
	(Successor)	(Successor)	(Plan Implementation)	(Predecessor)	(Predecessor)	(Predecessor)
Cash provided by (used for)						
Continuing operations adjusted for items not affecting cash	$ (124)	$ (66)	$ (382)	$ (41)	$ (69)	$ 126
Changes in operating elements of working capital	174	151	—	(2)	108	(10)
Operating activities	**50**	**85**	**(382)**	**(43)**	**39**	**116**
Investment activities	(21)	(70)	—	58	(46)	(122)
Financing activities	(42)	(51)	382	(21)	18	(12)
Discontinued operations (net)	—	—	—	—	4	26
Net change in cash position	$ (13)	$ (36)	$ —	$ (6)	$ 15	$ 8

(1) The nine month period ended December 31, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

(2) For further information see Note 2 and 4 to the Consolidated Financial Statements.

Due to the non-comparable nature of the financial results between the Successor and the Predecessor (see "Reorganization and Adoption of "Fresh Start" Reporting" in this MD&A), the following commentary pertains to the results of the Successor only.

Cash provided by (used for) operating activities

The negative cash flow from operating activities before working capital changes for the quarter and nine months ended December 31, 2006 was primarily attributable to the net loss incurred during the fourth quarter of 2006 (see "Financial and Operating Results") and the prescribed pension funding requirements which improved the pension funded position.

Positive cash flow from reductions in working capital in both the three and nine months ended December 31, 2006 more than offset the negative cash flows from operations before working capital changes incurred during these periods. The primary factor in the fourth quarter of 2006 was a significant reduction in accounts receivable ($134 million) resulting from reduced shipments. During the nine months ended December 31, 2006 the reduction in accounts receivable ($194 million), mainly due to reduced shipments, was partially offset by a reduction in taxes payable ($16 million) and a net increase in inventory ($13 million).

Cash provided by (used for) investment activities

Capital expenditures of $39 million for the fourth quarter of 2006 and $101 million for the nine months ended December 31, 2006 were partially offset by proceeds on the disposition of assets of $18 million and $31 million respectively.

Capital expenditures for both of these periods related primarily to the Lake Erie Steel phase two hot strip mill upgrade, various projects at the Corporation's mining properties, and the relining of a portion of the blast furnace at Hamilton Steel in the fourth quarter of 2006.

The disposition of assets in 2006 (see Note 7 to the Consolidated Financial Statements) resulted in third quarter proceeds of $10 million related to the finalization of the sale of non-core subsidiaries and plate mill assets and $3 million related to the sale of surplus land and buildings in Welland. In the fourth quarter, proceeds of approximately $18 million were received regarding a sale of surplus land and buildings in Hamilton.

Cash provided by (used for) financing activities

The Corporation reduced revolving term loans during the fourth quarter of 2006 and nine months ended December 31, 2006 by $42 million and $44 million respectively. In addition, $12 million of long-term debt was repaid relating primarily to a regularly scheduled debt repayment at one of the Corporation's wholly owned subsidiaries during the third quarter of 2006. Partially offsetting these cash outflows were proceeds from the issuance of common shares during the second quarter of 2006 of approximately $5 million.

Liquidity

The Corporation's liquidity and capital resources position is summarized as follows:

(In millions)	At December 31 2006	At March 31 2006	At December 31 2005
	(Successor)	(Successor)	(Predecessor)
Cash, cash equivalents and restricted cash	–	36	42
Available lines of credit (1)	603(2)	859(2)	403 (3)
Lines of credit drawn down (4)	(383)	(427)	(191)
Net liquidity	220	468	254

(1) After letters of credit usage, and subject to the availability under their governing agreements.

(2) Includes the amount available from the $600 ABL facility and the $375 secured revolving term loan. See "Financing Arrangements" below.

(3) Includes the former $350 million credit facility and the former $75 million debtor-in-possession short-term credit facility.

(4) In accordance with Canadian GAAP, the borrowings of the Successor are classified predominantly as long-term liabilities on the Consolidated Statement of Financial Position. See Note 10 to the Consolidated Financial Statements for additional information.

During the nine months ending December 31, 2006, positive cash flow resulted from a significant reduction in accounts receivable. This resulted in a low balance in accounts receivable at December 31, 2006. The available line of credit under the current ABL facility was reduced by both the decrease in the accounts receivable collateral and inventory collateral, which has a cap tied to the accounts receivable balance. This was largely the reason that the available lines of credit decreased from $859 million at March 31, 2006 to the $603 million at December 31, 2006.

Since December 31, 2006, there has been an increase in the liquidity of the Corporation as a result of increasing sales and its affect on the underlying collateral. As of February 28, 2007 the net liquidity of the Corporation increased to $271 million.

Financing Arrangements

Asset Based Loan Facility

On March 31, 2006, the $75 million debtor-in-possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US base rate + 0.5% or LIBOR + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and is secured by a first priority security interest in the eligible inventory and accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest on all other property and assets of the Corporation, limited to $300 million, and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral and reserves, but will not exceed $600 million. At December 31, 2006 the available amount of the ABL facility was $228 million and the amount drawn on the ABL facility was $168 million.

The Corporation is currently engaged in an effort to revise certain terms of the ABL facility. It is anticipated that such revisions will result in the ABL facility being extended to March 31, 2012 and availability under the facility being increased.

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Limited (a significant shareholder of the Corporation) in the amount of $375 million for a term of seven years. The amount drawn on this facility at December 31, 2006 was $215 million. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the property, plant and equipment of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in the subsidiaries, partnerships and joint ventures of Stelco.

Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, affected creditors received floating rate notes ("FRN's") equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest on the FRN's is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of LIBOR plus 5.50% if paid in cash and LIBOR plus 8.50% if paid in new FRN's or if interest payments are deferred and accrued in accordance with the terms of the FRN's. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% of face value until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL facility and the secured revolving term loan in all respects including rights to payment and enforcement until both the ABL facility and secured revolving term loan are repaid in full. For further details see Note 11 to the Consolidated Financial Statements.

Province Note

In accordance with the Pension Agreement (see Note 12 to the Consolidated Financial Statements), the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares of Stelco. The Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum, payable semi-annually in cash or, at Stelco's option, by delivering Stelco common shares. For further details see Note 11 to the Consolidated Financial Statements.

Capital Resources

The anticipated future cash flow from operations and available credit facilities are expected to enable the Corporation to satisfy its anticipated operating and capital cash requirements.

Contractual Obligations

The following is a summary of the principal obligations of the Corporation at December 31, 2006:

(In millions)	Total	2007	2008–2009	2010–2011	>2011
Long-term debt [1]	$ 444	$ 13	$ 7	$ –	$ 424
Revolving term loans [2]	383	–	168	215	–
Capital leases	7	2	4	1	–
Operating leases [3]	27	9	11	7	–
Purchase obligations and other commitments [4]	988	373	436	168	11
Pension funding under Pension Agreement [5]	643	65	130	133	315
Total	$ 2,492	$ 462	$ 756	$ 524	$ 750

(1) See Note 11 to the Consolidated Financial Statements for more information.
(2) See Note 10 to the Consolidated Financial Statements for more information.
(3) Principally related to mobile equipment.
(4) Principally related to coal purchases, raw material transportation services, information technology services and oxygen and power requirements.
(5) See Note 12 to the Consolidated Financial Statements for more information.

Off-Balance Sheet Arrangements

Other than the operating leases referred to above, the Corporation does not engage in off balance sheet accounting to structure any of its financial arrangements and had no off-balance sheet arrangements at December 31, 2006.

Financial Instruments

The Corporation did not utilize any third party financial instruments to mitigate interest rate or foreign exchange risk in 2006 and therefore no such financial instruments were outstanding at December 31, 2006.

Related Party Transactions

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Ltd. (a shareholder of the Corporation) in the amount of $375 million for a term of seven years.

Included in financial expense for the nine months ended December 31, 2006 is approximately $5 million relating to borrowings under this agreement. The interest on borrowings is calculated in accordance with the applicable lending agreement, yielding approximately 11% as at December 31, 2006. The majority of interest is paid prior to the end of each month, therefore a nominal amount is outstanding at December 31, 2006. At December 31, 2006 there was $215 million outstanding under this loan.

On April 2, 2006, the President and Chief Executive Officer purchased 1,000,000 newly issued common shares for cash consideration of $5.5 million.

Outstanding Share Data

Common Shares

(in millions, except share numbers)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
New Common Shares	27,123,908	26,100,000	–
Series A Common Shares	–	–	100,735,965
Series B Common Shares	–	–	1,513,233
Total number of shares	27,123,908	26,100,000	102,249,198
Total Capital Stock	$149	$144	$781

Series A and B Common Shares

The Series A and B common shares of the Predecessor were delisted from the Toronto Stock Exchange as at the close of trading on March 10, 2006. These shares were eliminated on the implementation of the CCAA Plan with no value being attributed to them.

New Common Shares

The Corporation issued 26,100,000 new common shares upon emergence from CCAA with a value of $5.50 per share. On April 2, 2006, Stelco's Chief Executive Officer purchased 1,000,000 newly issued common shares for total consideration of $5.5 million. As a result of the exercise of warrants and stock options in the nine months ended December 31, 2006, referred to below, there were 27,123,908 common shares outstanding at December 31, 2006. There were 27,123,919 common shares outstanding at February 28, 2007.

Warrants

Upon emergence from CCAA, the Corporation issued a total of 2,269,600 warrants. Each warrant entitles the holder to purchase one common share at an exercise price of $11.00. The total number of common shares issuable upon the exercise of all outstanding warrants represents approximately 7% of the common shares outstanding upon the exercise of warrants on a diluted basis. The warrants have a term of seven years and are exercisable at any time after June 26, 2006 up to their expiration on March 31, 2013. See Note 11 to the Consolidated Financial Statements for additional information. A total of 5,158 warrants were exercised in the nine months ended December 31, 2006.

Incentive Stock Option Plan

Effective April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The total number of options available under the ISOP is 2,610,000, of which 1,944,000 were initially issued at an exercise price of $5.50 per common share on April 1, 2006. The options vest semi-annually over a four-year period from the date of the grant (the "Grant Date") in eight equal instalments, subject to acceleration under certain circumstances. The options expire 10 years after the Grant Date. In accordance with the provisions of the ISOP, the exercise price of options granted thereunder is required to be the market value, as defined in the ISOP, of the common shares on the Grant Date. During the nine months ended December 31, 2006, 18,750 options were exercised to purchase common shares at an exercise price of $5.50 per common share, an additional 150,000 options were granted at an exercise price of $17.75 and 300,000 options were forfeited at an exercise price of $5.50 per common share. See Note 17 to the Consolidated Financial Statements for additional information.

Controls and Procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is collected and reported to senior management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), to allow timely decisions regarding required disclosure.

At December 31, 2006, as required under the rules of Canadian Security Administrators National Instrument 52-109, the Corporation's management, including the CEO and the CFO, have evaluated the effectiveness of the corporation's disclosure controls and procedures and have concluded they are effective.

Management's annual report on internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles.

The Corporation's management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation. All systems of internal control have inherent limitations; therefore, even those systems that are determined to be effective can provide only reasonable assurance with respect to the preparation and presentation of financial statements.

At December 31, 2006, as required under the rules of Canadian Security Administrators National Instrument 52-109, the Corporation's management, including the CEO and the CFO, has assessed the design effectiveness of the Corporation's system of internal control over financial reporting. Based on this assessment, management has concluded that the design of internal control over financial reporting is effective.

Changes in internal control over financial reporting

There have been no changes in the Corporation's internal control over financial reporting in 2006 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Changes in Accounting Policy

Accounting Changes Effective in 2006

Comprehensive Revaluation of Assets and Liabilities

Upon emergence from CCAA on March 31, 2006, there was a substantial realignment of the equity and non-equity interests in the Corporation. The Corporation was required, under Canadian GAAP, to adopt "fresh start" reporting in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook section 1625 – Comprehensive Revaluation of Assets and Liabilities. The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value with the exception of future income taxes, which have been reported in accordance with CICA Handbook Section 3465 – Income Taxes (see Note 13 to the Consolidated Financial Statements) and pension and other post-employment benefits, which have been reported in accordance with CICA Handbook Section 3461 – Employee Future Benefits (see Note 12 to the Consolidated Financial Statements). The Corporation finalized the fair values of the assets and liabilities of the Successor in the third quarter of 2006. Accordingly, changes to the initial estimated fair value adjustment have been reflected in the March 31, 2006 Consolidated Statement of Financial Position (see Note 4 to the Consolidated Financial Statements).

Accounting Changes Effective in 2007

Financial Instruments

During 2005, the CICA issued three new Handbook Sections: Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges" and Section 1530, "Comprehensive Income". These standards provide guidance on the recognition, measurement and classification of financial assets and financial liabilities. The standards also establish new accounting requirements for hedges. These standards also provide guidance for reporting items in other comprehensive income, which will be included on the Consolidated Statement of Financial Position as a separate component of shareholders' equity. These accounting standards are to be applied no later than the fiscal years beginning on or after October 1, 2006. The Corporation is evaluating the potential impact of these new standards on its Consolidated Financial Statements for 2007.

Critical Accounting Assumptions and Estimates

The Corporation's Consolidated Financial Statements are prepared in accordance with Canadian GAAP.

In preparing the Consolidated Financial Statements, management is required to make certain assumptions and estimates. Choosing one assumption or estimate from a range of possibilities can materially impact the amounts reported on the Statement of Earnings (Loss) or the Statement of Financial Position. Management reviews accounting assumptions and estimates regularly in light of past experience and current conditions or changes in Canadian GAAP, and utilizes outside consultants as necessary to arrive at appropriate assumptions and estimates to be used in the preparation of the Consolidated Financial Statements. The Audit Committee of the Board of Directors reviews the significant assumptions and estimates.

Management considers assumptions and estimates relating to the following matters to be the most critical:

- going concern
- valuation of accounts receivable;
- carrying value of long-lived assets (property, plant and equipment);
- employee future benefits;
- income taxes;
- inventory valuation;
- environmental matters; and
- basis of valuation.

Unless indicated otherwise, all adjustments related to the items below are reflected in Costs in the Consolidated Statement of Earnings (Loss).

Going Concern

The Consolidated Financial Statements are prepared using the going concern concept which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These Consolidated Financial Statements do not reflect any adjustments that would be necessary if the "going concern" assumption was not appropriate. The Corporation is dependent upon a strong North American steel market and improving financial results. The outcome of these matters is not determinable at this time.

Valuation of Accounts Receivable

Stelco records an allowance for doubtful collection of accounts receivable based on the Corporation's best estimate of any potential uncollectible amounts. The best estimate considers past experience with the customer base and a review of current economic conditions and specific customer issues.

Carrying Value of Long-Lived Assets

The carrying amount of property, plant and equipment is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The carrying value is considered recoverable if the sum of undiscounted cash flows from operations and cash flow from disposal of the property, plant and equipment exceeds the carrying amount. Future cash flows are dependent upon the assumptions used for revenues and costs to produce product. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for steel, operating costs and economic conditions. The application of different assumptions for steel prices, operating costs and economic conditions could result in a conclusion that the Corporation would not recover the carrying amount of our property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

Employee Future Benefits

The Corporation participates in a number of employee future benefit arrangements (principally providing pension and health care benefits) in Canada and the United States. These benefits represent a substantial obligation and cost to the Corporation. As indicated in Note 3 to the Consolidated Financial Statements, these plans are primarily of a defined benefits nature. As a result, complex actuarial and accounting rules are used to determine the expense to be recorded for the year and the accrued benefit obligation as at each measurement date, which generally corresponds to the year-end date, for the Corporation's principal defined benefit plans.

To arrive at the cost of employee future benefits to be recognized in the Consolidated Financial Statements, management is required to review and update various actuarial assumptions each year, based on a going concern concept. These assumptions include investment yields, discount rates, salary escalation, health care cost trends, retirement age, mortality rates and other factors. Management consults certain outside advisors, including actuaries, in determining these factors in order to ensure that the assumptions chosen are reasonable.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the expected average remaining service life (EARSL) of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets and only for the amount that exceeds the 10% threshold. These amortizations reflect the concept, as stated in Canadian GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived therefrom. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. Under Canadian GAAP, the cost of employee future benefits in any year is not unduly impacted by such short-term changes in market returns, discount rates or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

The following comments summarize the significant 2006 assumptions, changes and trends within the Corporation's principal pension and other benefit plans.

The major assumptions include:

The discount rate enables the Corporation to calculate the present value of the benefit obligation as at the measurement date (December 31, subject to the remeasurements required as at March 31, 2006 and June 30, 2006). The rate used is the current yield on high-quality fixed income investments whose term and cash flow are similar to the liabilities under the plan.

The expected long-term rate of return on plan assets is determined by assessing historical and anticipated investment returns on the various categories of plan assets.

Establishment of the expected average retirement age is based on a review of the actual experience of the pension plans.

The mortality rate allows the Corporation to estimate the duration for which benefits are expected to be paid. Mortality rates are based on actuarial tables that are updated periodically to reflect expected mortality trends in the general population.

Health care cost trend rates are established based partly on recent past trends and partly on future outlook for each of the major categories of benefits covered by the plans.

CCAA Emergence

As a result of the emergence from CCAA on March 31, 2006, the Corporation was required to undertake a comprehensive revaluation of its assets and liabilities, which included a remeasurement of all of the Corporation's pension and other benefit plan obligations under CICA Handbook Section 3461 – Employee Future Benefits. The results of the remeasurement, as reported in the first quarter 2006, included the elimination of previously recorded unamortized net actuarial losses and unamortized past service costs.

Pursuant to the pension agreement between the Corporation and the Province of Ontario, a one time contribution of $382 million was made to the four main pension plans on March 31, 2006.

At March 31, 2006, after remeasurement and the one time pension contribution, the pension plans had an unfunded liability of $417 million and the other benefit plans had an unfunded liability of $1,318 million on a GAAP basis. At March 31, 2006 liabilities equal to the unfunded positions were recognized on the Corporation's balance sheet. The March 31, 2006 remeasurement was based on a discount rate of 5.25% (December 31, 2005 – 5.00%). Other assumptions were unchanged from December 31, 2005.

Year-end Funded Position and Changes

Pensions

At December 31, 2006, the pension plans had an unfunded liability of $460 million compared to $417 million at March 31, 2006.

Significant non-routine factors contributing to this change are:

- plan amendments (increase in obligation of $48 million), which reflects the impact of retiree cost-of-living adjustments pursuant to the Hamilton Steel collective agreement concluded in June 2006, partially offset by the impact of changes to the salaried pension plans. The impact of plan amendments includes the effect of changing the early retirement assumption for salaried employees no longer eligible for unreduced retirement prior to age 60 from age 58 to age 59 and a reduction in the assumed compensation increase rate from 4% to 3% per annum pursuant to a change in the definition of covered compensation under the salaried pension plans.

- actuarial losses (increase in obligation of $134 million) which includes the effect of the change in discount rate to 5.10% at December 31, 2006 from 5.25% at March 31, 2006 ($86 million) and the impact of early retirement programs ($38 million).

- actual return on pension fund assets (decreasing unfunded status by $283 million) was higher than expected by $119 million.

Not affecting the funded status was a settlement related to the wind-up of the Welland Pipe bargaining unit pension plan which reduced obligations and plan assets by $30 million.

As a result of the deferred recognition of the cost of plan amendments and experience gains or losses, as described above, there was an accrued benefit liability of $403 million on the Consolidated Statement of Financial Position as at December 31, 2006, reflecting the deficit of $460 million reduced by $15 million of unamortized net actuarial losses and $44 million of unamortized past service costs, partially offset by a valuation allowance of $2 million.

Further details on pension benefit plans are included in Note 12 to the Consolidated Financial Statements.

Other Benefits

At December 31, 2006 the other benefit plans had an unfunded liability of $1,229 million, reduced from $1,318 million at March 31, 2006.

Significant non-routine factors contributing to this change are:

- plan amendments (reduction in obligation of $65 million) largely related to the reduction of benefits for salaried employees (and retirees),
- actuarial gains (reduction in obligation of $39 million) largely related to a change in assumed future drug claim costs related to a change in plan administrator, and
- a plan curtailment cost (increase in obligation of $6 million) reflecting work force reduction initiatives and program changes.

The discount rate adopted at December 31, 2006 was 5.20% compared to 5.25% at March 31, 2006.

As a result of the deferred recognition of the cost of plan amendments and experience gains or losses, as described above, there was an accrued benefit liability of $1,312 million on the Consolidated Statement of Financial Position as at December 31, 2006, reflecting the deficit of $1,229 million increased by $26 million of unamortized net actuarial gains and $57 million of unamortized past service gains.

Further details on other benefit plans are included in Note 12 to the Consolidated Financial Statements.

Income Taxes

Application of Canadian GAAP concerning future income taxes requires projection of tax rates expected to be in effect in years in which tax benefits will be realized. Changes to the amount and timing of tax rates in future years can impact the amount of income tax expense or recovery recognized in an accounting period. The realization of future income tax assets is dependent on the Corporation's ability to generate sufficient taxable income in future years to utilize income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustments to the value of future income tax assets that could have a significant effect on earnings. See Note 13 to the Consolidated Financial Statements.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future income tax assets were recognized in the nine months ended December 31, 2006 and were applied to reduce unamortized intangible assets.

Inventory Valuation

Valuation of inventories requires a number of estimates to be made, including inventory quality, condition and obsolescence. These determinations require management to exercise judgment. Inventories of raw materials and supplies are valued at the lower of cost and replacement cost. Finished products and work in process are valued at the lower of cost and net realizable value. Management must exercise judgment in determining the appropriateness of values used to determine replacement costs and net realizable values. Cyclical changes in selling prices and/or input costs and changes in production levels can result in material adjustments being made to the carrying value of finished product inventory.

As a result of the implementation of fresh start accounting on March 31, 2006, the inventory was revalued to fair value. This revaluation impacted the operating results for both the second and third quarters of 2006.

Environmental

Stelco discloses material environmental obligations when known and accrues the cost associated with the obligations when they are known and the costs can be reasonably estimated. Stelco owns a number of manufacturing sites that have been in existence for a significant period of time and as a result may have unknown environmental obligations.

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value, with the exception of future income taxes (see Note 13 to the Consolidated Financial Statements) and pensions and other post-employment benefits (see Note 12 to the Consolidated Financial Statements). The determination of the fair value of the assets and liabilities of the Successor was finalized in the third quarter of 2006 (see Note 4 to the Consolidated Financial Statements).

The useful lives of the Corporation's plant, equipment and intangible assets have been reviewed as part of fresh start reporting. Certain of these assets have had their useful life adjusted upon completion of this process.

Risk Factors

Demand and Pricing

The steel industry is cyclical in nature. The demand and pricing for North American steel fluctuates based on many factors including the strength of the economies in North America, particularly the automotive sector, exchange rates and the influence of steel sourced from offshore. The Corporation cannot rely on selling prices being sustainable in the long term and believes it must take steps to lower its overall costs to compete effectively.

Costs

Stelco is continuing with its efforts to lower costs in order to ensure its long-term viability including productivity initiatives and the implementation of a simplified organizational structure. Stelco has identified specific cost reduction initiatives, including managed attrition and improvement in maintenance planning which is expected to reduce repairs and maintenance costs, increase throughput and reduce electrical and mechanical delays. These cost reduction initiatives, along with strategic capital spending, are essential to achieving long-term viability. There can be no assurance that cost reduction initiatives will be sufficient to sustain long-term viability.

Liquidity Risks

Some of the provisions contained in the Corporation's financing arrangements provide for the escalation of lending rates in certain circumstances which, if triggered, could impact the liquidity of the Corporation depending upon the amount outstanding under the particular facility. These agreements also contain provisions (along with the Corporation's long-term debt agreements) which restrict the Corporation's ability to issue additional debt.

Supply and Pricing of Raw Material and Energy

The Corporation's operations require substantial amounts of raw materials and energy, including coal, iron ore, coke, scrap, natural gas, electricity and other inputs. The price and availability of such raw materials and inputs are subject to market forces where the Corporation does not have ownership interests and, in some cases, to government regulations and, accordingly, are subject to change.

The Corporation produces approximately 85% of its annual coke requirements through its own coke ovens. However, it purchases 100% of its metallurgical coal requirements (raw material for the coke ovens) at market prices. Stelco has secured 100% of its 2007 metallurgical coal requirements under purchase contracts.

Through its ownership interests in iron ore mining properties and related supply agreements Stelco has secured approximately 90% of its 2007 iron ore requirements at its cost of production.

The Corporation's financial performance is exposed to price volatility associated with the electricity commodity market. The Government of Ontario introduced competition to the electricity market on May 1, 2002, giving rise to uncertainty of prices since commodity prices are now determined based on hourly supply and demand requirements. Large industrial end-users such as Stelco have been provided with some relief through a rebate program called the "Rebate on OPG Non-Prescribed Assets". On February 9, 2006, the provincial government announced that they have extended the rebate program to April 30, 2009. Stelco plans to install a small co-generation facility at Hamilton Steel. Other co-generation facilities that may minimize Stelco's long-term exposure to energy price fluctuations are also under review.

Wabush Mines experienced production problems in 2006, particularly earlier in the year, which negatively impacted Stelco's cost of iron ore in 2006. Plans for Wabush were implemented to improve production and lower costs.

Steel Industry Consolidation

Stelco could face risks related to cost competitiveness and access to large customers as a result of the steel industry consolidation.

Unplanned Repairs or Equipment Outages

There can be no assurance that unplanned downtime at any of Stelco's facilities will not have a material adverse effect on Stelco. In addition, the failure of planned outages to be completed as scheduled could have a material adverse effect on Stelco. Stelco maintains first party property and boiler and machinery breakdown insurance, both of which include business interruption coverage, to address some of these exposures to the extent of the limits of coverage and the terms of the individual insurance contracts.

Concentration of Credit Risk

There is a significant exposure of credit risk to the automotive industry as revenues are sourced from either direct or indirect sales to this segment. Although the Corporation and its Predecessor have not had significant bad debt expenses in prior periods, deteriorating economic conditions could result in financial difficulties in the customer base that could lead to bad debts.

Environmental Compliance

The Corporation is subject to substantial and evolving environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control, and the generation, handling, storage, transportation and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial or municipal jurisdictions.

In meeting its overall environmental goals and government-imposed standards in 2006, the Corporation incurred operating costs of $62 million ($71 million in 2005) and spent $10 million on capital improvements ($3 million in 2005). Stelco Hamilton has a benzene emissions reduction program underway, with spending of approximately $0.6 million in 2006 ($4 million in 2005) and estimated additional costs of $4 million over the next two years.

Stelco regularly reviews and audits the operating practices of each business to monitor compliance with the Corporation's health and safety and environmental policies and legal requirements. The Corporation believes that future costs relating to environmental compliance can be dealt with in a manner such that they will not have a material adverse effect on the Corporation's financial position. There is always the possibility, however, that unforeseen changes, such as in the laws enforcement policies of relevant government bodies, or the discovery of changed conditions on the Corporation's real property or its operations, could result in an increase in the costs of environmental compliance that could result in a material adverse effect on the Corporation's financial position.

Trade Regulations

A number of foreign steel producers have in the past exported large quantities of steel to North America, impairing the Corporation's ability to sell products and, accordingly, profitability. This steel has often been sold at levels that are below cost or below home market price, a practice known as "dumping". Existing trade laws and regulations in Canada may be inadequate to prevent such trade practices. Some foreign steel producers are owned, controlled or subsidized by foreign governments. Decisions by these foreign producers to continue production at marginal facilities may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions and may further contribute to excess global capacity. The North American market continues to support a significant level of imports, a condition which may lead to lower selling prices.

Moreover, trade regulation in other countries, particularly in the United States, could materially adversely affect the Corporation through the imposition of dumping duties which would reduce or effectively eliminate access to certain steel markets.

Employees

In June 2006, the Salaried Transition Assistance Program (STAP) was made available to active salaried employees who were defined benefit pension plan members. The STAP provided incentives for early retirement to eligible employees. Similarly, the Transition Assistance Program (TAP), which provided incentives for early retirement to eligible employees, was made available to Hamilton Steel bargaining unit employees as part of the new collective agreement negotiated in June 2006. In the third quarter of 2006, the TAP was also offered to Lake Erie Steel bargaining unit employees.

Stelco continues to evaluate its manpower requirements consistent with its succession plans and attrition rates. Retention of the skills and knowledge of Stelco's employees, and the ability to attract and retain new employees where replacement is considered necessary, are essential to Stelco's continued operations.

Pension Plans

Stelco and the Province of Ontario entered into a pension agreement that prescribes the funding arrangements with respect to Stelco's four main pension plans. The objective of the agreement is that the plans be fully funded on a solvency basis by December 31, 2015.

The aggregate solvency deficiency under Stelco's four main pension plans as at December 31, 2006 was $1.0 billion (December 31, 2005 – $1.5 billion). The main factors contributing to the decrease in the estimated solvency deficiency over the one-year period are the one-time initial contribution of $0.4 billion made by the Company upon emergence from CCAA pursuant to the agreement with the Province of Ontario and favourable investment experience in relation to plan assets in 2006. Despite the level of contributions required under the pension agreement, the solvency deficiency could grow as a result of future actuarial losses due to changes in the level of discount rates, unfavourable pension fund investment returns, mortality experience and other factors. However, contributions required pursuant to the Pension Agreement up to December 31, 2015 do not change as a result of such actuarial losses.

Technology

The Corporation is subject to competition from new technological developments used by other steel producers. Limited liquidity and cash conservation measures over the last several years have caused the Corporation to reduce spending for capital and non-essential maintenance. However, over the last five years the Corporation has made capital expenditures on several projects to maintain and enhance its technological ability including the following:

- Stelco Lake Erie hot strip mill upgrades;

- Stelco Hamilton "E" blast furnace improvements, steelmaking improved vessel life, bar mill surface inspection system, roll shop grinder refurbishment, batch anneal control system, Z-Line surface inspection system; and
- ERP systems implementation for Stelco's maintenance, procurement, human resources, and finance functions.

Expenditures in 2007 are expected to include the completion of the final elements of the Lake Erie Steel hot strip mill upgrade, caster upgrades, enhanced hot strip surface inspection and galvanizing coating weight control.

Stelco's current strategic plan requires continual improvement in both its product and process technologies in order to maintain its competitive position in the high value-added automotive market. In particular, failure to meet the automotive industry's ever more demanding requirements for product quality and service, and failure to provide the new grades of advanced high-strength steels, will seriously jeopardize Stelco's long-term participation in this market. Similarly, for Stelco to attain a competitive cost structure will require the ongoing selective implementation of new process technologies throughout its integrated steelmaking processes. There is no assurance that Stelco will be able to improve its product and process technologies in accordance with its strategic plan or that the improvements, once implemented, will meet the automotive market's quality and service requirements.

Currency Fluctuations

Stelco is a net purchaser of U.S. dollars. Accordingly, any strengthening of the Canadian dollar results in a benefit to Stelco for its net purchases of U.S. funds. However, more than offsetting the above is the negative effect on Stelco's domestic sales revenue as many of Stelco's domestic customers export their products into the U.S. Thus, a stronger Canadian dollar can cause those customers to be less competitive in the U.S. and the customers may resist price increases or request steel price reductions from Stelco. Also, U.S. exports of steel into Canada have historically forced domestic steel prices in Canadian dollars downward. In addition, the North American benchmark for spot market prices for certain products, such as hot rolled, are established and determined in U.S. dollars.

Labour Matters

Risks relating to possible labour difficulties and resultant loss of production and revenue have been mitigated by the agreement reached in June 2006 with USW Local 1005 to renew the Hamilton Steel collective agreement for a period expiring on July 31, 2010 and by the agreement effective January 2006 with USW Local 8782 which will expire July 31, 2009.

Selected Annual Information

(in millions except as indicated *)
(Under Creditor Protection from January 29, 2004 to March 31, 2006 – see Note 1 to the Consolidated Financial Statements)

	Nine months ended December 31, 2006		Three months ended March 31, 2006	2005	2004**
	(Successor)		(Predecessor)		
Net sales	$	1,830	674	2,553	2,558
Net earnings (loss) from continuing operations	$	(201)	(79)	(9)	34
Net earnings (loss)	$	(201)	(122)	(73)	64
Earnings (loss) from continuing operations per common share +					
Basic	*$	(7.42)	(0.77)	(0.09)	0.33
Fully diluted	*$	(7.42)	(0.77)	(0.09)	0.33
Net earnings (loss) per common share +					
Basic	*$	(7.42)	(1.19)	(0.71)	0.63
Fully diluted	*$	(7.42)	(1.19)	(0.71)	0.57
Total assets	$	2,738	2,351	2,319	2,200
Net short-term debt (bank indebtedness net of cash, cash equivalents, and restricted cash)	$	383	146	149	153
Long-term debt and debt subject to compromise[a]	$	355	444	467	484
Net debt[a]	$	738	590	616	637

** Restated - to conform with amendments to financial instruments (disclosure and presentation) and presentation of discontinued operations and assets held for sale. In addition, total asset and debt-related information reflects only continuing operations.

\+ Earnings (loss) per common share for the year is calculated using the weighted average number of common shares for the year (see Note 16 to the Consolidated Financial Statements).

[a] The $90 million convertible debenture is included in debt subject to compromise for 2004 as filing for CCAA protection was an event of default. A non-cash restructuring expense of $15 million was recorded in January 2004 to reflect these debentures at the anticipated claim amount of $90 million. These debentures were previously accreted up to face value over its term to maturity.

Outlook

Fourth quarter results were adversely impacted by the curtailment of operations due to the reline and upgrade of the blast furnace at the Hamilton plant, the phase two expansion of the Lake Erie hot strip mill and efforts to better match supply and demand. The reline and upgrade of the blast furnace at the Hamilton plant will increase throughput and is expected to extend the interval for the next furnace reline to 2018. The phase II expansion of the Lake Erie hot strip mill is expected to increase throughput by 20%. Looking ahead, the Corporation does not anticipate any further significant mill outages in 2007.

Fourth quarter results were also adversely impacted by reduced shipments due to reduced consumption by the automotive sector combined with high steel inventory levels at steel service centres. Shipments are expected to be significantly stronger in the first quarter of 2007 as demand from the automotive and steel service sectors have strengthened from the fourth quarter of 2006.

With respect to pricing, the fourth quarter was negatively impacted by a reduction in spot prices largely due to the high steel levels at the steel service centre customers. The levels of inventory at the steel service centres are declining, suggesting that future spot pricing increases are possible. Annual contracts have largely been completed successfully for 2007 at pricing levels similar to 2006.

As no significant mill outages are anticipated in 2007, production costs should improve substantially compared to fourth quarter of 2006. The Corporation may sustain some input cost increases in 2007 in the area of raw material and energy as well as a carry over of high cost finished good and work-in-process inventory from 2006. However, the lower cost raw material inventory at year end will carry over into 2007 cost of sales. In addition, through its ownership interests in iron ore mining properties and related supply agreements, Stelco has secured approximately 90% of its 2007 requirements at its costs of production. As well, the reduction in Stelco's labour force and other productivity improvements initiated in 2006 are expected to also reduce costs moving forward.

As the Corporation has now completed the major components of its operational restructuring, it believes that this will lead to increased volumes, revenue growth, lower costs and improved productivity in order to ensure long term viability and productivity.

Forward-Looking Statements

This MD&A and the accompanying message to shareholders contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this MD&A or as of the date on which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including increases in steel imports into Canada; employee matters, including staffing levels, the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar and their impact on the Corporation's US dollar denominated long-term debt, steel pricing and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this MD&A.

Additional Financial Information

Additional information concerning Stelco will be available upon filing of the Corporation's 2006 Annual Information Form, which will be accessible on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and at Stelco's Web site www.stelco.ca.

Rodney B. Mott	J. Kenneth Rutherford
President and Chief Executive Officer	Chief Financial Officer

HAMILTON, ONTARIO
March 7, 2007

99

STELCO INC.

ANNUAL REPORT 2006

stelco

Table of Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (this "MD&A") is dated March 7, 2007 and is in respect of the consolidated financial statements and accompanying notes (collectively the "Consolidated Financial Statements") of Stelco Inc. ("Stelco" or the "Corporation") for the nine month period ended December 31, 2006. The purpose of this MD&A is to provide commentary on the Corporation's financial condition and future prospects and to assist security holders and others to understand the Corporation and the key factors underlying its financial results. This MD&A includes forward-looking information that is subject to risks and uncertainties that may cause actual results to differ materially (see "Forward-Looking Statements"). This MD&A should be read in conjunction with the Consolidated Financial Statements. Additional information about Stelco will be available upon filing of the Corporation's 2006 Annual Information Form, which will be accessible from SEDAR at www.sedar.com.

This document has been reviewed by the Audit Committee of Stelco's Board of Directors and contains information current as of March 7, 2007. Events occurring after that date could render the information contained herein inaccurate or misleading in a material respect.

Business Description

Established in 1910, Stelco is one of Canada's largest steel producers. The Corporation operates two integrated steel plants in Ontario, Canada which produce a variety of steel products for customers in the automotive, steel service centre, appliance, energy, construction and pipe and tube industries within North America. In addition, through its ownership interests in iron ore mining properties and related supply agreements, Stelco has secured approximately 90% of its requirements for iron ore. Stelco operates its business through partnerships, subsidiaries and joint ventures.

All information stated below excludes the discontinued operations of the Corporation. The continuing operations of the Corporation are in the Integrated Steel segment, which consist of those business units that include and are primarily associated with the Stelco Hamilton and Stelco Lake Erie Integrated Steel plants and Stelco's raw materials properties.

Reorganization and Adoption of "Fresh Start" Reporting

Stelco and certain related entities filed for protection under the *Companies' Creditors Arrangement Act* (the "CCAA") on January 29, 2004. The Corporation emerged from CCAA protection at the end of the day on March 31, 2006 upon the implementation of Stelco's third amended and restated plan of arrangement and reorganization (the "CCAA Plan"). Also on March 31, 2006, a plan of arrangement involving Stelco was implemented under the *Canada Business Corporations Act* (the "CBCA Plan") pursuant to which Stelco's business was reorganized and specific assets and liabilities of Stelco were transferred into nine separate limited partnerships. Stelco's emergence from CCAA protection and the implementation of the CCAA Plan and the CBCA Plan is referred to in this MD&A as the "Reorganization". Further information regarding the Reorganization is set out in Note 1 to the Consolidated Financial Statements.

When used in this MD&A, the term "Predecessor" refers to Stelco and its related entities prior to the Reorganization and the term "Successor" refers to Stelco and its related entities following the Reorganization.

In connection with the Reorganization, Stelco adopted "fresh start" reporting on March 31, 2006 and, accordingly, has completed a comprehensive revaluation of its assets and liabilities. See "Changes in Accounting Policy" in this MD&A and Notes 2 and 4 to the Consolidated Financial Statements for further information.

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under "fresh start" reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor. Accordingly, selected comparative information in this MD&A regarding sales and shipments has been provided where such information was not affected by the Reorganization or the adoption of "fresh start" reporting.

Financial and Operating Results

Overview

The focus since exiting from the CCAA process on March 31, 2006 has been on an operational restructuring including the following initiatives:

- Implementation of productivity improvement initiatives which resulted in the reduction of the labour force. Through these initiatives voluntary programs were offered to both hourly and salary employees providing for their early retirement from the Corporation. A total of 280 hourly and 282 salary employees elected to participate in these plans. This action combined with normal attrition has reduced the workforce from 4,954 on March 31, 2006 to 4,243 on December 31, 2006. With an additional 192 employees whose last day worked was in January 2007, the total work force has been reduced to 4,051 as of January 31, 2007 which is expected to provide an annualized wage savings of approximately $65 million. This reduction has not negatively affected productivity or the quality of products or services.
- Implementation of a new business model focused on utilizing a de-centralized approach to simplify the management of the business and eliminate wasted efforts and redundant processes. Benefits are expected to be realized in scheduling, purchasing, information systems and operations.
- Reducing operating costs, improving product flow and reducing inventories by simplifying material handling, reducing product offerings and minimizing outside processing programs.
- A significant reduction in work-in-process and finished goods inventories which offset working capital requirements from the seasonal increase in raw material volumes.
- Optimizing capital by only selecting projects that are required to sustain operations or provide a pay back within a relatively short period of time. Stelco's annual capital plan was reduced from a projected $250 million to $150 million for 2006.
- Reducing general overhead and administrative costs by redefining requirements and focusing on improving processes.

The major components of the operational restructuring are now complete and are expected to lead to increased volumes, revenue growth, lower costs and improved productivity.

As part of the foregoing restructuring initiatives, the Corporation successfully completed several strategic projects and initiatives during the fourth quarter including:

- A reline and upgrade of the blast furnace at the Hamilton Steel plant, which is expected to increase throughput and extend the interval for the next furnace reline to 2018.
- The phase two upgrade of the Lake Erie Steel hot strip mill, which is expected to increase throughput by 20%.

As a result of completing these strategic projects, costs during the fourth quarter of 2006 and inventory valuations were adversely affected as it was necessary to close certain production facilities for a period of time. In addition, higher costs were incurred due to increases in the cost of energy and certain raw materials. As well, lower demand in the automotive sector and high inventory levels

at steel service centres resulted in a reduction of shipments and spot prices during the quarter. As a result, an EBITDA loss of $82 million and a loss before income taxes of $145 million were recorded for the fourth quarter of 2006.

For the nine months ended December 31, 2006, Stelco recorded an EBITDA of $1 million and a loss before income taxes of $187 million. Deducted from EDITDA are unusual items of $60 million and deducted from loss before income taxes are unusual items of $110 million. Of these unusual items $60 million arose from a "fresh start" reporting inventory revaluation, $36 million related to employee voluntary retirement incentive costs and severances, and $14 million related to employee future benefit curtailment expense.

Net Sales and Costs

Quarter ended December 31, 2006 compared to quarter ended September 30, 2006

Loss before income tax for the three months ended December 31, 2006 was $145 million, compared to earnings before income tax of $13 million for the third quarter of 2006. Deducted from pre-tax earnings for the fourth quarter of 2006 are severance costs totalling $3 million. The pretax earnings for the third quarter ended September 30, 2006 included unusual costs totalling $17 million. Of this amount, $11 million arose from a "fresh start" reporting inventory revaluation and $6 million largely related to employee voluntary retirement incentive costs.

Net sales of $472 million for the fourth quarter of 2006 were 28% lower than the third quarter of 2006. Steel shipments of 673,000 tons for the fourth quarter were 27% lower than the third quarter due to a slowdown of orders from the Corporation's major automotive and steel service centre customers. The average revenue per ton decreased by 3% to $701 per ton, primarily due to lower spot prices partly offset by a higher priced product mix.

Costs in the fourth quarter were lower by 7% primarily due to the decline in shipments. However average cost per ton of $823 in the fourth quarter increased by 27% over the third quarter due to higher costs related to lower production levels, a higher value product mix, increased raw material costs including those for zinc, natural gas, and coal, increased repairs and maintenance, and lower yield and operating efficiencies, partly offset by decreased labour spending and the flow through of the balance of the "fresh start" inventory adjustment in the third quarter.

Amortization

Amortization expense for the fourth quarter of 2006 was $31 million compared to $25 million in the third quarter of 2006. The $6 million increase was partly attributable to a lower than normal third quarter amortization expense ($2 million) in connection with the finalization of "fresh start" reporting. In addition, amortization related to the phase two upgrade at the Lake Erie Steel hot strip mill and the Hamilton Steel blast furnace reline and upgrade contributed an additional $4 million to amortization expense in the fourth quarter.

Employee Future Benefits

During the fourth quarter of 2006, workforce severance expenses of $3 million were incurred.

In the third quarter of 2006, a Transition Assistance Program ("TAP") provided incentives for early retirement to Hamilton Steel and Lake Erie Steel bargaining unit employees, which when combined with other termination expenses, resulted in a workforce reduction cost of $6 million.

Financial Expense and Foreign Exchange Gains and Losses

The Corporation's Floating Rate Notes (see Note 11 to the Consolidated Financial Statements) are denominated in US dollars. An $11 million foreign exchange loss was recorded in the fourth quarter of 2006 due to the revaluation of the notes using the December 31, 2006 US dollar exchange rate of $1.1654 (US dollar exchange rate was 1.1177 as at September 30, 2006). A $1 million foreign exchange loss was recorded in the third quarter of 2006.

Interest expense totaled $18 million for the fourth quarter of 2006, compared to interest expense of $19 million for the third quarter of 2006. Included in interest expense for the fourth quarter of 2006 is approximately $3 million relating to borrowings under the secured revolving term loan (see "Liquidity and Capital Resources – Financing Agreements") which is held indirectly by a significant shareholder ($1 million in the third quarter of 2006).

Income Tax Expense

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future income tax assets were recognized in the third and fourth quarters of 2006 and were applied to reduce unamortized intangible assets (See Note 13 to the Consolidated Financial Statements).

Other Financial Comparisons

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under "fresh start" reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor. Accordingly, comparative information in this MD&A from Successor periods to Predecessor periods and for periods combining Successor and Predecessor information has been limited to sales and shipments.

Quarter ended December 31, 2006 compared to quarter ended December 31, 2005

Net sales for the quarter ended December 31, 2006 were 22% lower than the same quarter of 2005 mainly due to a 24% decrease in shipments. Average revenue per ton increased 2% primarily due to a shift in mix to higher revenue products and higher spot pricing partly offset by lower contract pricing.

Year ended December 31, 2006 compared to year ended December 31, 2005

Net sales for the year were 2% lower than the same period in 2005. Steel shipments were 3% higher while average revenue per ton was down 4% largely due to lower contract pricing.

Financial and Operational Summary

Stelco Inc.

($ in millions, except as indicated *)

	Three months ended Dec. 31 2006	Three months ended Sept. 30 2006	Three months ended Dec. 31 2005 (1)	Nine months ended Dec. 31 2006 (2)	Three months ended March 31 2006 (2)	Twelve months ended Dec. 31 2005 (1)
	(Successor)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Net Sales	$ 472	$ 660	$ 608	$ 1,830	$ 674	$ 2,553
Costs	554	596	639	1,829	695	2,370
EBITDA(3)	(82)	64	(31)	1	(21)	183
Amortization of property, plant and equipment	30	25	27	83	27	108
Amortization of intangible assets	1	–	–	2	1	3
Operating earnings (loss) before the following :	(113)	39	(58)	(84)	(49)	72
Employee future benefits – workforce reduction costs (Note 12)	3	6	–	50	–	–
Foreign exchange (gain) loss on long-term debt (Note 11)	11	1	–	(1)	–	–
Gain on sale of plate mill assets (Note 7)	–	–	–	–	–	(20)
Reorganization items (Note 18)	–	–	29	–	21	76
Financial and other expense						
Interest on long-term debt and debt subject to compromise	9	10	11	28	10	42
Other interest – net	9	9	5	26	5	13
Earnings (loss) before income tax from continuing operations	**(145)**	**13**	**(103)**	**(187)**	**(85)**	**(39)**
Income tax expense (recovery) (Note 13)						
Current	–	5	2	7	7	19
Future	–	33	(38)	7	(13)	(49)
Net loss from continuing operations	**(145)**	**(25)**	**(67)**	**(201)**	**(79)**	**(9)**
Net loss from discontinued operations (Note 1)	–	–	(53)	–	(43)	(64)
Net loss	**$ (145)**	**$ (25)**	**$ (120)**	**$ (201)**	**$ (122)**	**$ (73)**
Average revenue per ton	*$ 701	*$ 719	*$ 685	*$ 714	*$ 692	*$ 741
Cost per ton	*$ 823	*$ 649	*$ 720	*$ 714	*$ 714	*$ 688
Semi-finished steel production (thousands of net tons)	611	912	982	2,631	997	3,931
Shipments (thousands of net tons)	673	918	888	2,562	974	3,445

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately. See "Reorganization and Adoption of "Fresh Start" Reporting".

(2) The nine-month period ended December 31, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

(3) Non-GAAP Financial Measures

The financial information contained in this MD&A is presented in accordance with Canadian GAAP. Reference is also made to "EBITDA", which is a non-Canadian GAAP measure. "EBITDA" refers to operating earnings (losses) before interest, income taxes, amortization and other non-operating income and expenses such as workforce reduction costs, foreign exchange gains and losses on long-term debt and gains and losses on the sale of assets and, in the case of the Predecessor, also before restructuring costs and asset write-downs. Information concerning EBITDA has been included in this MD&A because management considers it to be, and uses it as, a meaningful indicator for assessing the operating performance of the Corporation. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Non-Canadian GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore the Corporation's use of EBITDA measures may not be comparable to measures used by other companies. A reconciliation to net earnings (loss), which is a Canadian GAAP measure, is presented above in the Financial and Operational Summary.

All note references in this document are to the Consolidated Financial Statements.

Operational Information

Trade

Imports accounted for approximately 52% of apparent domestic steel consumption in 2006 compared to 51% in 2005.

The Canadian International Trade Tribunal ruled in August 2006 to maintain the original 2001 hot rolled steel sheet dumping finding against Brazil, China, Chinese Taipei, South Africa and Ukraine and to continue a subsidy finding against India, confirming that the foregoing countries had injured Canadian steel producers by selling dumped and subsidized hot rolled sheet into Canada. The current ruling will apply until 2011.

In its Sunset Review of a dumping order applicable to certain corrosion resistant steels, the US International Trade Commission announced its decision in December 2006 to terminate the dumping orders against Canada, and other countries retroactive to December 2005.

Health, Safety and Environment

Health and safety performance has improved with lost time accident frequency decreasing from 2.2 per 200,000 hours worked in 2005 to 1.8 in 2006.

There are no outstanding environmental charges and both Hamilton Steel and Lake Erie Steel are Integrated Standards Organization ("ISO") 14000 registered. This system provides the framework for the implementation, maintenance, and continuous improvement process for managing environmental aspects at both integrated plants.

At Hamilton Steel, a Benzene Emission Reduction program is in progress. The phase installed in 2006 is expected to reduce benzene emissions by approximately 80% when commissioned in early 2007. In addition a permanent urea addition system was installed at the Sinter Plant. The addition of urea to the Sinter Plant feed has been shown to reduce the Dioxin/Furan emissions to below the limit required in the Sinter Plant's Certificate of Approval for the year 2010 and beyond.

Equipment Upgrades

The phase two of the Lake Erie Steel hot strip mill was completed in November 2006 and included the installation of the sixth finishing stand and quick roll change capability.

The reline and upgrade to the blast furnace at Hamilton Steel was completed in December 2006 and included the return of a second tap hole and a reline of the hearth wall. The benefits of the spending include reduced cast house emissions, increased quality and production and decreased hot metal costs. The next major repair to this furnace is now expected to occur in 2018.

Facilities/Competitiveness

The Corporation is focused on a strategy to fully leverage Stelco's existing assets to compliment the optimization of capital and implemented productivity improvement initiatives.

The phase two upgrade of the Lake Erie Steel hot strip mill included the installation of new higher horsepower rougher motors, quick roll change and the sixth finishing stand which keeps the hot roll capability on the leading edge and improves throughput by 20% over current levels. The Hamilton Steel 56" mill will continue to operate for at least the near term to service specific market segments.

The reline and upgrade to the blast furnace at the Hamilton Steel plant has increased the life of the furnace and improved throughput.

Currently, two pickle lines operate at Hamilton Steel to supply the cold rolling and coating operations. In addition, approximately 440,000 tons per year of Hamilton Steel's requirements are pickled externally. The Corporation is reviewing its options with respect to the future utilization of these lines.

The bar product and cold roll and coated facilities at Hamilton Steel, as well as the 2050 hot strip mill at Lake Erie Steel, are registered to ISO/TS 16949:2002. ISO/TS 16949:2002 is an international quality management system standard developed by the International Automotive Task Force and the Japan Automotive Manufacturers Association in conjunction with the international standards community. The hot strip mill at Hamilton Steel is registered to the ISO 9001:2000 standard. As internal suppliers to the finishing mills, the Hamilton Steel and Lake Erie Steel blast furnace and steelmaking facilities are compliant to ISO 9001. By meeting and maintaining these standards, Stelco demonstrates its ability to consistently provide product that meets customer requirements, and enhance customer satisfaction through continual improvement of processes, products and services.

The compliance audits of Hamilton Steel and Lake Erie Steel's ISO 14001 systems were satisfactorily completed during 2006.

Labour Matters

The Lake Erie labour contract with Local 8782 of the United Steelworkers ("USW") came into effect January 1, 2006 and will expire July 31, 2009. The Hamilton labour contract with USW Local 1005 came into effect August 1, 2006 and will expire on July 31, 2010.

In June 2006, the Salaried Transition Assistance Program (STAP) was made available to active salaried employees who were defined benefit pension plan members. The STAP provided incentives for early retirement to eligible employees. Similarly, the Transition Assistance Program (TAP), which provided incentives for early retirement to eligible employees, was made available to Hamilton Steel bargaining unit employees as part of the new collective agreement negotiated in June 2006. In the third quarter of 2006 the TAP was also offered to Lake Erie Steel bargaining unit employees. A total of 562 employees elected to participate in these plans.

A key component of engaging and focusing employees was introduced during 2006 in the form of variable compensation tied to productivity and profitability. As part of the new agreement with USW Local 1005 at Hamilton Steel, a Productivity Payment Plan (PPP) was introduced that pays hourly workers additional remuneration contingent upon reaching certain productivity levels. Salaried employees at Hamilton Steel who are directly involved with production activities are also eligible for PPP. A profit sharing program was also introduced that pays all Hamilton employees, salaried employees at Lake Erie and Corporate salaried employees if certain earnings thresholds are achieved on a quarterly basis.

Summary of Quarterly Results

The following table reflects the Corporation's quarterly financial performance over the last eight quarters. Although the Corporation does not typically experience significant seasonal fluctuations in revenues, the Corporation can experience significant fluctuations in revenues based on external events such as customer inventory levels, automotive demand and imports.

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under fresh start reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor.

Stelco Inc.

(in millions, except as indicated *)		2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 [1] Q3	2005 [1] Q2	2005 [1] Q1
			(Successor)				(Predecessor)		
Net Sales	$	472	660	698	674	608	559	658	728
EBITDA[2]		(82)	64	19	(21)	(31)	(8)	87	135
Operating earnings (loss)	$	(113)	39	(10)	(49)	(58)	(36)	58	108
Earnings (loss) before income tax from continuing operations	$	(145)	13	(55)	(85)	(103)	(62)	53	73
Net earnings (loss) from continuing operations	$	(145)	(25)	(31)	(79)	(67)	(18)	35	41
Net earnings (loss)	$	(145)	(25)	(31)	(122)	(120)	(42)	40	49
Earnings (loss) from continuing operations per common share [3]									
Basic	*$	(5.35)	(0.93)	(1.14)	(0.77)	(0.66)	(0.18)	0.34	0.40
Fully diluted	*$	(5.35)	(0.93)	(1.14)	(0.77)	(0.66)	(0.18)	0.30	0.35
Net earnings (loss) per common share [3]									
Basic	*$	(5.35)	(0.93)	(1.14)	(1.19)	(1.17)	(0.41)	0.39	0.48
Fully diluted	*$	(5.35)	(0.93)	(1.14)	(1.19)	(1.17)	(0.41)	0.34	0.41
Average revenue per ton	*$	701	719	719	692	685	690	783	803
Cost per ton	*$	823	649	699	714	720	700	680	654
Semi-finished steel production (thousands of net tons)		611	912	1,108	997	982	875	1,054	1,020
Shipments (thousands of net tons)		673	918	971	974	888	810	840	907

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.

(2) EBITDA is a non-GAAP financial measure. See "Financial and Operational Summary – Non GAAP Financial Measures".

(3) Earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the quarter.

Liquidity and Capital Resources

The liquidity and capital resources of the Corporation are dependent upon a number of factors including, without limitation, market and economic conditions and the impact of these conditions on the price of steel products, raw material costs, the ability to fund necessary capital projects, pension requirements and labour negotiations and disputes.

The Corporation has a significant requirement for working capital related primarily to inventories due to the lead time of acquiring raw materials, the quantities of raw materials that are required to produce semi-finished steel and the amount of time required to process semi-finished steel into finished products. This working capital requirement is characteristic of many companies within the steel industry.

With the recapitalization of the Corporation upon emergence from CCAA, interest is being serviced in accordance with the terms and conditions of the related debt obligations.

Cash Flow Summary

(In millions)	Three Months Ended December 31 2006	Nine Months Ended December 31 2006 (1)	March 31, 2006 (2)	Three Months Ended March 31 2006 (1)	Three Months Ended December 31 2005	Twelve Months Ended December 31 2005
	(Successor)	(Successor)	(Plan Implementation)	(Predecessor)	(Predecessor)	(Predecessor)
Cash provided by (used for)						
Continuing operations adjusted for items not affecting cash	$ (124)	$ (66)	$ (382)	$ (41)	$ (69)	$ 126
Changes in operating elements of working capital	174	151	–	(2)	108	(10)
Operating activities	**50**	**85**	**(382)**	**(43)**	**39**	**116**
Investment activities	(21)	(70)	–	58	(46)	(122)
Financing activities	(42)	(51)	382	(21)	18	(12)
Discontinued operations (net)	–	–	–	–	4	26
Net change in cash position	$ (13)	$ (36)	$ –	$ (6)	$ 15	$ 8

(1) The nine month period ended December 31, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

(2) For further information see Note 2 and 4 to the Consolidated Financial Statements.

Due to the non-comparable nature of the financial results between the Successor and the Predecessor (see "Reorganization and Adoption of "Fresh Start" Reporting" in this MD&A), the following commentary pertains to the results of the Successor only.

Cash provided by (used for) operating activities

The negative cash flow from operating activities before working capital changes for the quarter and nine months ended December 31, 2006 was primarily attributable to the net loss incurred during the fourth quarter of 2006 (see "Financial and Operating Results") and the prescribed pension funding requirements which improved the pension funded position.

Positive cash flow from reductions in working capital in both the three and nine months ended December 31, 2006 more than offset the negative cash flows from operations before working capital changes incurred during these periods. The primary factor in the fourth quarter of 2006 was a significant reduction in accounts receivable ($134 million) resulting from reduced shipments. During the nine months ended December 31, 2006 the reduction in accounts receivable ($194 million), mainly due to reduced shipments, was partially offset by a reduction in taxes payable ($16 million) and a net increase in inventory ($13 million).

Cash provided by (used for) investment activities

Capital expenditures of $39 million for the fourth quarter of 2006 and $101 million for the nine months ended December 31, 2006 were partially offset by proceeds on the disposition of assets of $18 million and $31 million respectively.

Capital expenditures for both of these periods related primarily to the Lake Erie Steel phase two hot strip mill upgrade, various projects at the Corporation's mining properties, and the relining of a portion of the blast furnace at Hamilton Steel in the fourth quarter of 2006.

The disposition of assets in 2006 (see Note 7 to the Consolidated Financial Statements) resulted in third quarter proceeds of $10 million related to the finalization of the sale of non-core subsidiaries and plate mill assets and $3 million related to the sale of surplus land and buildings in Welland. In the fourth quarter, proceeds of approximately $18 million were received regarding a sale of surplus land and buildings in Hamilton.

Cash provided by (used for) financing activities

The Corporation reduced revolving term loans during the fourth quarter of 2006 and nine months ended December 31, 2006 by $42 million and $44 million respectively. In addition, $12 million of long-term debt was repaid relating primarily to a regularly scheduled debt repayment at one of the Corporation's wholly owned subsidiaries during the third quarter of 2006. Partially offsetting these cash outflows were proceeds from the issuance of common shares during the second quarter of 2006 of approximately $5 million.

Liquidity

The Corporation's liquidity and capital resources position is summarized as follows:

(in millions)	At December 31 2006	At March 31 2006	At December 31 2005
	(Successor)	(Successor)	(Predecessor)
Cash, cash equivalents and restricted cash	—	36	42
Available lines of credit (1)	603(2)	859(2)	403 (3)
Lines of credit drawn down (4)	(383)	(427)	(191)
Net liquidity	220	468	254

(1) After letters of credit usage, and subject to the availability under their governing agreements.

(2) Includes the amount available from the $600 ABL facility and the $375 secured revolving term loan. See "Financing Arrangements" below.

(3) Includes the former $350 million credit facility and the former $75 million debtor-in-possession short-term credit facility.

(4) In accordance with Canadian GAAP, the borrowings of the Successor are classified predominantly as long-term liabilities on the Consolidated Statement of Financial Position. See Note 10 to the Consolidated Financial Statements for additional information.

During the nine months ending December 31, 2006, positive cash flow resulted from a significant reduction in accounts receivable. This resulted in a low balance in accounts receivable at December 31, 2006. The available line of credit under the current ABL facility was reduced by both the decrease in the accounts receivable collateral and inventory collateral, which has a cap tied to the accounts receivable balance. This was largely the reason that the available lines of credit decreased from $859 million at March 31, 2006 to the $603 million at December 31, 2006.

Since December 31, 2006, there has been an increase in the liquidity of the Corporation as a result of increasing sales and its affect on the underlying collateral. As of February 28, 2007 the net liquidity of the Corporation increased to $271 million.

Financing Arrangements

Asset Based Loan Facility

On March 31, 2006, the $75 million debtor-in-possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US base rate + 0.5% or LIBOR + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and is secured by a first priority security interest in the eligible inventory and accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest on all other property and assets of the Corporation, limited to $300 million, and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral and reserves, but will not exceed $600 million. At December 31, 2006 the available amount of the ABL facility was $228 million and the amount drawn on the ABL facility was $168 million.

The Corporation is currently engaged in an effort to revise certain terms of the ABL facility. It is anticipated that such revisions will result in the ABL facility being extended to March 31, 2012 and availability under the facility being increased.

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Limited (a significant shareholder of the Corporation) in the amount of $375 million for a term of seven years. The amount drawn on this facility at December 31, 2006 was $215 million. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the property, plant and equipment of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in the subsidiaries, partnerships and joint ventures of Stelco.

Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, affected creditors received floating rate notes ("FRN's") equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest on the FRN's is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of LIBOR plus 5.50% if paid in cash and LIBOR plus 8.50% if paid in new FRN's or if interest payments are deferred and accrued in accordance with the terms of the FRN's. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% of face value until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL facility and the secured revolving term loan in all respects including rights to payment and enforcement until both the ABL facility and secured revolving term loan are repaid in full. For further details see Note 11 to the Consolidated Financial Statements.

Province Note

In accordance with the Pension Agreement (see Note 12 to the Consolidated Financial Statements), the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares of Stelco. The Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum, payable semi-annually in cash or, at Stelco's option, by delivering Stelco common shares. For further details see Note 11 to the Consolidated Financial Statements.

Capital Resources

The anticipated future cash flow from operations and available credit facilities are expected to enable the Corporation to satisfy its anticipated operating and capital cash requirements.

Contractual Obligations

The following is a summary of the principal obligations of the Corporation at December 31, 2006:

(In millions)	Total	2007	2008–2009	2010–2011	>2011
Long-term debt [1]	$ 444	$ 13	$ 7	$ –	$ 424
Revolving term loans [2]	383	–	168	215	–
Capital leases	7	2	4	1	–
Operating leases [3]	27	9	11	7	–
Purchase obligations and other commitments [4]	988	373	436	168	11
Pension funding under Pension Agreement [5]	643	65	130	133	315
Total	$ 2,492	$ 462	$ 756	$ 524	$ 750

(1) See Note 11 to the Consolidated Financial Statements for more information.

(2) See Note 10 to the Consolidated Financial Statements for more information.

(3) Principally related to mobile equipment.

(4) Principally related to coal purchases, raw material transportation services, information technology services and oxygen and power requirements.

(5) See Note 12 to the Consolidated Financial Statements for more information.

Off-Balance Sheet Arrangements

Other than the operating leases referred to above, the Corporation does not engage in off balance sheet accounting to structure any of its financial arrangements and had no off-balance sheet arrangements at December 31, 2006.

Financial Instruments

The Corporation did not utilize any third party financial instruments to mitigate interest rate or foreign exchange risk in 2006 and therefore no such financial instruments were outstanding at December 31, 2006.

Related Party Transactions

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Ltd. (a shareholder of the Corporation) in the amount of $375 million for a term of seven years.

Included in financial expense for the nine months ended December 31, 2006 is approximately $5 million relating to borrowings under this agreement. The interest on borrowings is calculated in accordance with the applicable lending agreement, yielding approximately 11% as at December 31, 2006. The majority of interest is paid prior to the end of each month, therefore a nominal amount is outstanding at December 31, 2006. At December 31, 2006 there was $215 million outstanding under this loan.

On April 2, 2006, the President and Chief Executive Officer purchased 1,000,000 newly issued common shares for cash consideration of $5.5 million.

Outstanding Share Data

Common Shares

(in millions, except share numbers)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
New Common Shares	27,123,908	26,100,000	–
Series A Common Shares	–	–	100,735,965
Series B Common Shares	–	–	1,513,233
Total number of shares	27,123,908	26,100,000	102,249,198
Total Capital Stock	$149	$144	$781

Series A and B Common Shares

The Series A and B common shares of the Predecessor were delisted from the Toronto Stock Exchange as at the close of trading on March 10, 2006. These shares were eliminated on the implementation of the CCAA Plan with no value being attributed to them.

New Common Shares

The Corporation issued 26,100,000 new common shares upon emergence from CCAA with a value of $5.50 per share. On April 2, 2006, Stelco's Chief Executive Officer purchased 1,000,000 newly issued common shares for total consideration of $5.5 million. As a result of the exercise of warrants and stock options in the nine months ended December 31, 2006, referred to below, there were 27,123,908 common shares outstanding at December 31, 2006. There were 27,123,919 common shares outstanding at February 28, 2007.

Warrants

Upon emergence from CCAA, the Corporation issued a total of 2,269,600 warrants. Each warrant entitles the holder to purchase one common share at an exercise price of $11.00. The total number of common shares issuable upon the exercise of all outstanding warrants represents approximately 7% of the common shares outstanding upon the exercise of warrants on a diluted basis. The warrants have a term of seven years and are exercisable at any time after June 26, 2006 up to their expiration on March 31, 2013. See Note 11 to the Consolidated Financial Statements for additional information. A total of 5,158 warrants were exercised in the nine months ended December 31, 2006.

Incentive Stock Option Plan

Effective April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The total number of options available under the ISOP is 2,610,000, of which 1,944,000 were initially issued at an exercise price of $5.50 per common share on April 1, 2006. The options vest semi-annually over a four-year period from the date of the grant (the "Grant Date") in eight equal instalments, subject to acceleration under certain circumstances. The options expire 10 years after the Grant Date. In accordance with the provisions of the ISOP, the exercise price of options granted thereunder is required to be the market value, as defined in the ISOP, of the common shares on the Grant Date. During the nine months ended December 31, 2006, 18,750 options were exercised to purchase common shares at an exercise price of $5.50 per common share, an additional 150,000 options were granted at an exercise price of $17.75 and 300,000 options were forfeited at an exercise price of $5.50 per common share. See Note 17 to the Consolidated Financial Statements for additional information.

Controls and Procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is collected and reported to senior management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), to allow timely decisions regarding required disclosure.

At December 31, 2006, as required under the rules of Canadian Security Administrators National Instrument 52-109, the Corporation's management, including the CEO and the CFO, have evaluated the effectiveness of the corporation's disclosure controls and procedures and have concluded they are effective.

Management's annual report on internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles.

The Corporation's management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal

control over financial reporting for the Corporation. All systems of internal control have inherent limitations; therefore, even those systems that are determined to be effective can provide only reasonable assurance with respect to the preparation and presentation of financial statements.

At December 31, 2006, as required under the rules of Canadian Security Administrators National Instrument 52-109, the Corporation's management, including the CEO and the CFO, has assessed the design effectiveness of the Corporation's system of internal control over financial reporting. Based on this assessment, management has concluded that the design of internal control over financial reporting is effective.

Changes in internal control over financial reporting

There have been no changes in the Corporation's internal control over financial reporting in 2006 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Changes in Accounting Policy

Accounting Changes Effective in 2006

Comprehensive Revaluation of Assets and Liabilities

Upon emergence from CCAA on March 31, 2006, there was a substantial realignment of the equity and non-equity interests in the Corporation. The Corporation was required, under Canadian GAAP, to adopt "fresh start" reporting in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook section 1625 – Comprehensive Revaluation of Assets and Liabilities. The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value with the exception of future income taxes, which have been reported in accordance with CICA Handbook Section 3465 – Income Taxes (see Note 13 to the Consolidated Financial Statements) and pension and other post-employment benefits, which have been reported in accordance with CICA Handbook Section 3461 – Employee Future Benefits (see Note 12 to the Consolidated Financial Statements). The Corporation finalized the fair values of the assets and liabilities of the Successor in the third quarter of 2006. Accordingly, changes to the initial estimated fair value adjustment have been reflected in the March 31, 2006 Consolidated Statement of Financial Position (see Note 4 to the Consolidated Financial Statements).

Accounting Changes Effective in 2007

Financial Instruments

During 2005, the CICA issued three new Handbook Sections: Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges" and Section 1530, "Comprehensive Income". These standards provide guidance on the recognition, measurement and classification of financial assets and financial liabilities. The standards also establish new accounting requirements for hedges. These standards also provide guidance for reporting items in other comprehensive income, which will be included on the Consolidated Statement of Financial Position as a separate component of shareholders' equity. These accounting standards are to be applied no later than the fiscal years beginning on or after October 1, 2006. The Corporation is evaluating the potential impact of these new standards on its Consolidated Financial Statements for 2007.

Critical Accounting Assumptions and Estimates

The Corporation's Consolidated Financial Statements are prepared in accordance with Canadian GAAP.

In preparing the Consolidated Financial Statements, management is required to make certain assumptions and estimates. Choosing one assumption or estimate from a range of possibilities can materially impact the amounts reported on the Statement of Earnings (Loss) or the Statement of Financial Position. Management reviews accounting assumptions and estimates regularly in light of past experience and current conditions or changes in Canadian GAAP, and utilizes outside consultants as necessary to arrive at appropriate assumptions and estimates to be used in the preparation of the Consolidated Financial Statements. The Audit Committee of the Board of Directors reviews the significant assumptions and estimates.

Management considers assumptions and estimates relating to the following matters to be the most critical:

- going concern
- valuation of accounts receivable;
- carrying value of long-lived assets (property, plant and equipment);
- employee future benefits;
- income taxes;
- inventory valuation;
- environmental matters; and
- basis of valuation.

Unless indicated otherwise, all adjustments related to the items below are reflected in Costs in the Consolidated Statement of Earnings (Loss).

Going Concern

The Consolidated Financial Statements are prepared using the going concern concept which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These Consolidated Financial Statements do not reflect any adjustments that would be necessary if the "going concern" assumption was not appropriate. The Corporation is dependent upon a strong North American steel market and improving financial results. The outcome of these matters is not determinable at this time.

Valuation of Accounts Receivable

Stelco records an allowance for doubtful collection of accounts receivable based on the Corporation's best estimate of any potential uncollectible amounts. The best estimate considers past experience with the customer base and a review of current economic conditions and specific customer issues.

Carrying Value of Long-Lived Assets

The carrying amount of property, plant and equipment is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The carrying value is considered recoverable if the sum of undiscounted cash flows from operations and cash flow from disposal of the property, plant and equipment exceeds the carrying amount. Future cash flows are dependent upon the assumptions used for revenues and costs to produce product. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for steel, operating costs and economic conditions. The application of different assumptions for steel prices, operating costs and economic conditions could result in a conclusion that the Corporation would not recover the carrying amount of our property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

Employee Future Benefits

The Corporation participates in a number of employee future benefit arrangements (principally providing pension and health care benefits) in Canada and the United States. These benefits represent a substantial obligation and cost to the Corporation. As indicated in Note 3 to the Consolidated Financial Statements, these plans are primarily of a defined benefits nature. As a result, complex actuarial and accounting rules are used to determine the expense to be recorded for the year and the accrued benefit obligation as at each measurement date, which generally corresponds to the year-end date, for the Corporation's principal defined benefit plans.

To arrive at the cost of employee future benefits to be recognized in the Consolidated Financial Statements, management is required to review and update various actuarial assumptions each year, based on a going concern concept. These assumptions include investment yields, discount rates, salary escalation, health care cost trends, retirement age, mortality rates and other factors. Management consults certain outside advisors, including actuaries, in determining these factors in order to ensure that the assumptions chosen are reasonable.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the expected average remaining service life (EARSL) of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets and only for the amount that exceeds the 10% threshold. These amortizations reflect the concept, as stated in Canadian GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived therefrom. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. Under Canadian GAAP, the cost of employee future benefits in any year is not unduly impacted by such short-term changes in market returns, discount rates or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

The following comments summarize the significant 2006 assumptions, changes and trends within the Corporation's principal pension and other benefit plans.

The major assumptions include:

The discount rate enables the Corporation to calculate the present value of the benefit obligation as at the measurement date (December 31, subject to the remeasurements required as at March 31, 2006 and June 30, 2006). The rate used is the current yield on high-quality fixed income investments whose term and cash flow are similar to the liabilities under the plan.

The expected long-term rate of return on plan assets is determined by assessing historical and anticipated investment returns on the various categories of plan assets.

Establishment of the expected average retirement age is based on a review of the actual experience of the pension plans.

The mortality rate allows the Corporation to estimate the duration for which benefits are expected to be paid. Mortality rates are based on actuarial tables that are updated periodically to reflect expected mortality trends in the general population.

Health care cost trend rates are established based partly on recent past trends and partly on future outlook for each of the major categories of benefits covered by the plans.

CCAA Emergence

As a result of the emergence from CCAA on March 31, 2006, the Corporation was required to undertake a comprehensive revaluation of its assets and liabilities, which included a remeasurement of all of the Corporation's pension and other benefit plan obligations under CICA Handbook Section 3461 – Employee Future Benefits. The results of the remeasurement, as reported in the first quarter 2006, included the elimination of previously recorded unamortized net actuarial losses and unamortized past service costs.

Pursuant to the pension agreement between the Corporation and the Province of Ontario, a one time contribution of $382 million was made to the four main pension plans on March 31, 2006.

At March 31, 2006, after remeasurement and the one time pension contribution, the pension plans had an unfunded liability of $417 million and the other benefit plans had an unfunded liability of $1,318 million on a GAAP basis. At March 31, 2006 liabilities equal to the unfunded positions were recognized on the Corporation's balance sheet. The March 31, 2006 remeasurement was based on a discount rate of 5.25% (December 31, 2005 – 5.00%). Other assumptions were unchanged from December 31, 2005.

Year-end Funded Position and Changes

Pensions

At December 31, 2006, the pension plans had an unfunded liability of $460 million compared to $417 million at March 31, 2006.

Significant non-routine factors contributing to this change are:

- plan amendments (increase in obligation of $48 million), which reflects the impact of retiree cost-of-living adjustments pursuant to the Hamilton Steel collective agreement concluded in June 2006, partially offset by the impact of changes to the salaried pension plans. The impact of plan amendments includes the effect of changing the early retirement assumption for salaried employees no longer eligible for unreduced retirement prior to age 60 from age 58 to age 59 and a reduction in the assumed compensation increase rate from 4% to 3% per annum pursuant to a change in the definition of covered compensation under the salaried pension plans.

- actuarial losses (increase in obligation of $134 million) which includes the effect of the change in discount rate to 5.10% at December 31, 2006 from 5.25% at March 31, 2006 ($86 million) and the impact of early retirement programs ($38 million).

- actual return on pension fund assets (decreasing unfunded status by $283 million) was higher than expected by $119 million.

Not affecting the funded status was a settlement related to the wind-up of the Welland Pipe bargaining unit pension plan which reduced obligations and plan assets by $30 million.

As a result of the deferred recognition of the cost of plan amendments and experience gains or losses, as described above, there was an accrued benefit liability of $403 million on the Consolidated Statement of Financial Position as at December 31, 2006, reflecting the deficit of $460 million reduced by $15 million of unamortized net actuarial losses and $44 million of unamortized past service costs, partially offset by a valuation allowance of $2 million.

Further details on pension benefit plans are included in Note 12 to the Consolidated Financial Statements.

Other Benefits

At December 31, 2006 the other benefit plans had an unfunded liability of $1,229 million, reduced from $1,318 million at March 31, 2006.

Significant non-routine factors contributing to this change are:

- plan amendments (reduction in obligation of $65 million) largely related to the reduction of benefits for salaried employees (and retirees),
- actuarial gains (reduction in obligation of $39 million) largely related to a change in assumed future drug claim costs related to a change in plan administrator, and
- a plan curtailment cost (increase in obligation of $6 million) reflecting work force reduction initiatives and program changes.

The discount rate adopted at December 31, 2006 was 5.20% compared to 5.25% at March 31, 2006.

As a result of the deferred recognition of the cost of plan amendments and experience gains or losses, as described above, there was an accrued benefit liability of $1,312 million on the Consolidated Statement of Financial Position as at December 31, 2006, reflecting the deficit of $1,229 million increased by $26 million of unamortized net actuarial gains and $57 million of unamortized past service gains.

Further details on other benefit plans are included in Note 12 to the Consolidated Financial Statements.

Income Taxes

Application of Canadian GAAP concerning future income taxes requires projection of tax rates expected to be in effect in years in which tax benefits will be realized. Changes to the amount and timing of tax rates in future years can impact the amount of income tax expense or recovery recognized in an accounting period. The realization of future income tax assets is dependent on the Corporation's ability to generate sufficient taxable income in future years to utilize income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustments to the value of future income tax assets that could have a significant effect on earnings. See Note 13 to the Consolidated Financial Statements.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future income tax assets were recognized in the nine months ended December 31, 2006 and were applied to reduce unamortized intangible assets.

Inventory Valuation

Valuation of inventories requires a number of estimates to be made, including inventory quality, condition and obsolescence. These determinations require management to exercise judgment. Inventories of raw materials and supplies are valued at the lower of cost and replacement cost. Finished products and work in process are valued at the lower of cost and net realizable value. Management must exercise judgment in determining the appropriateness of values used to determine replacement costs and net realizable values. Cyclical changes in selling prices and/or input costs and changes in production levels can result in material adjustments being made to the carrying value of finished product inventory.

As a result of the implementation of fresh start accounting on March 31, 2006, the inventory was revalued to fair value. This revaluation impacted the operating results for both the second and third quarters of 2006.

Environmental

Stelco discloses material environmental obligations when known and accrues the cost associated with the obligations when they are known and the costs can be reasonably estimated. Stelco owns a number of manufacturing sites that have been in existence for a significant period of time and as a result may have unknown environmental obligations.

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were reported at their estimated fair value, with the exception of future income taxes (see Note 13 to the Consolidated Financial Statements) and pensions and other post-employment benefits (see Note 12 to the Consolidated Financial Statements). The determination of the fair value of the assets and liabilities of the Successor was finalized in the third quarter of 2006 (see Note 4 to the Consolidated Financial Statements).

The useful lives of the Corporation's plant, equipment and intangible assets have been reviewed as part of fresh start reporting. Certain of these assets have had their useful life adjusted upon completion of this process.

Risk Factors

Demand and Pricing

The steel industry is cyclical in nature. The demand and pricing for North American steel fluctuates based on many factors including the strength of the economies in North America, particularly the automotive sector, exchange rates and the influence of steel sourced from offshore. The Corporation cannot rely on selling prices being sustainable in the long term and believes it must take steps to lower its overall costs to compete effectively.

Costs

Stelco is continuing with its efforts to lower costs in order to ensure its long-term viability including productivity initiatives and the implementation of a simplified organizational structure. Stelco has identified specific cost reduction initiatives, including managed attrition and improvement in maintenance planning which is expected to reduce repairs and maintenance costs, increase throughput and reduce electrical and mechanical delays. These cost reduction initiatives, along with strategic capital spending, are essential to achieving long-term viability. There can be no assurance that cost reduction initiatives will be sufficient to sustain long-term viability.

Liquidity Risks

Some of the provisions contained in the Corporation's financing arrangements provide for the escalation of lending rates in certain circumstances which, if triggered, could impact the liquidity of the Corporation depending upon the amount outstanding under the particular facility. These agreements also contain provisions (along with the Corporation's long-term debt agreements) which restrict the Corporation's ability to issue additional debt.

Supply and Pricing of Raw Material and Energy

The Corporation's operations require substantial amounts of raw materials and energy, including coal, iron ore, coke, scrap, natural gas, electricity and other inputs. The price and availability of such raw materials and inputs are subject to market forces where the Corporation does not have ownership interests and, in some cases, to government regulations and, accordingly, are subject to change.

The Corporation produces approximately 85% of its annual coke requirements through its own coke ovens. However, it purchases 100% of its metallurgical coal requirements (raw material for the coke ovens) at market prices. Stelco has secured 100% of its 2007 metallurgical coal requirements under purchase contracts.

Through its ownership interests in iron ore mining properties and related supply agreements Stelco has secured approximately 90% of its 2007 iron ore requirements at its cost of production.

The Corporation's financial performance is exposed to price volatility associated with the electricity commodity market. The Government of Ontario introduced competition to the electricity market on May 1, 2002, giving rise to uncertainty of prices since commodity prices are now determined based on hourly supply and demand requirements. Large industrial end-users such as Stelco have been provided with some relief through a rebate program called the "Rebate on OPG Non-Prescribed Assets". On February 9, 2006, the provincial government announced that they have extended the rebate program to April 30, 2009. Stelco plans to install a small co-generation facility at Hamilton Steel. Other co-generation facilities that may minimize Stelco's long-term exposure to energy price fluctuations are also under review.

Wabush Mines experienced production problems in 2006, particularly earlier in the year, which negatively impacted Stelco's cost of iron ore in 2006. Plans for Wabush were implemented to improve production and lower costs.

Steel Industry Consolidation

Stelco could face risks related to cost competitiveness and access to large customers as a result of the steel industry consolidation.

Unplanned Repairs or Equipment Outages

There can be no assurance that unplanned downtime at any of Stelco's facilities will not have a material adverse effect on Stelco. In addition, the failure of planned outages to be completed as scheduled could have a material adverse effect on Stelco. Stelco maintains first party property and boiler and machinery breakdown insurance, both of which include business interruption coverage, to address some of these exposures to the extent of the limits of coverage and the terms of the individual insurance contracts.

Concentration of Credit Risk

There is a significant exposure of credit risk to the automotive industry as revenues are sourced from either direct or indirect sales to this segment. Although the Corporation and its Predecessor have not had significant bad debt expenses in prior periods, deteriorating economic conditions could result in financial difficulties in the customer base that could lead to bad debts.

Environmental Compliance

The Corporation is subject to substantial and evolving environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control, and the generation, handling, storage, transportation and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial or municipal jurisdictions.

In meeting its overall environmental goals and government-imposed standards in 2006, the Corporation incurred operating costs of $62 million ($71 million in 2005) and spent $10 million on capital improvements ($3 million in 2005). Stelco Hamilton has a benzene emissions reduction program underway, with spending of approximately $0.6 million in 2006 ($4 million in 2005) and estimated additional costs of $4 million over the next two years.

Stelco regularly reviews and audits the operating practices of each business to monitor compliance with the Corporation's health and safety and environmental policies and legal requirements. The Corporation believes that future costs relating to environmental compliance can be dealt with in a manner such that they will not have a material adverse effect on the Corporation's financial position. There is always the possibility, however, that unforeseen changes, such as in the laws enforcement policies of relevant government bodies, or the discovery of changed conditions on the Corporation's real property or its operations, could result in an increase in the costs of environmental compliance that could result in a material adverse effect on the Corporation's financial position.

Trade Regulations

A number of foreign steel producers have in the past exported large quantities of steel to North America, impairing the Corporation's ability to sell products and, accordingly, profitability. This steel has often been sold at levels that are below cost or below home market price, a practice known as "dumping". Existing trade laws and regulations in Canada may be inadequate to prevent such trade practices. Some foreign steel producers are owned, controlled or subsidized by foreign governments. Decisions by these foreign producers to continue production at marginal facilities may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions and may further contribute to excess global capacity. The North American market continues to support a significant level of imports, a condition which may lead to lower selling prices.

Moreover, trade regulation in other countries, particularly in the United States, could materially adversely affect the Corporation through the imposition of dumping duties which would reduce or effectively eliminate access to certain steel markets.

Employees

In June 2006, the Salaried Transition Assistance Program (STAP) was made available to active salaried employees who were defined benefit pension plan members. The STAP provided incentives for early retirement to eligible employees. Similarly, the Transition Assistance Program (TAP), which provided incentives for early retirement to eligible employees, was made available to Hamilton Steel bargaining unit employees as part of the new collective agreement negotiated in June 2006. In the third quarter of 2006, the TAP was also offered to Lake Erie Steel bargaining unit employees.

Stelco continues to evaluate its manpower requirements consistent with its succession plans and attrition rates. Retention of the skills and knowledge of Stelco's employees, and the ability to attract and retain new employees where replacement is considered necessary, are essential to Stelco's continued operations.

Pension Plans

Stelco and the Province of Ontario entered into a pension agreement that prescribes the funding arrangements with respect to Stelco's four main pension plans. The objective of the agreement is that the plans be fully funded on a solvency basis by December 31, 2015.

The aggregate solvency deficiency under Stelco's four main pension plans as at December 31, 2006 was $1.0 billion (December 31, 2005 – $1.5 billion). The main factors contributing to the decrease in the estimated solvency deficiency over the one-year period are the one-time initial contribution of $0.4 billion made by the Company upon emergence from CCAA pursuant to the agreement with the Province of Ontario and favourable investment experience in relation to plan assets in 2006. Despite the level of contributions required under the pension agreement, the solvency deficiency could grow as a result of future actuarial losses due to changes in the level of discount rates, unfavourable pension fund investment returns, mortality experience and other factors. However, contributions required pursuant to the Pension Agreement up to December 31, 2015 do not change as a result of such actuarial losses.

Technology

The Corporation is subject to competition from new technological developments used by other steel producers. Limited liquidity and cash conservation measures over the last several years have caused the Corporation to reduce spending for capital and non-essential maintenance. However, over the last five years the Corporation has made capital expenditures on several projects to maintain and enhance its technological ability including the following:

- Stelco Lake Erie hot strip mill upgrades;
- Stelco Hamilton "E" blast furnace improvements, steelmaking improved vessel life, bar mill surface inspection system, roll shop grinder refurbishment, batch anneal control system, Z-Line surface inspection system; and
- ERP systems implementation for Stelco's maintenance, procurement, human resources, and finance functions.

Expenditures in 2007 are expected to include the completion of the final elements of the Lake Erie Steel hot strip mill upgrade, caster upgrades, enhanced hot strip surface inspection and galvanizing coating weight control.

Stelco's current strategic plan requires continual improvement in both its product and process technologies in order to maintain its competitive position in the high value-added automotive market. In particular, failure to meet the automotive industry's ever more demanding requirements for product quality and service, and failure to provide the new grades of advanced high-strength steels, will seriously jeopardize Stelco's long-term participation in this market. Similarly, for Stelco to attain a competitive cost structure will require the ongoing selective implementation of new process technologies throughout its integrated steelmaking processes. There is no assurance that Stelco will be able to improve its product and process technologies in accordance with its strategic plan or that the improvements, once implemented, will meet the automotive market's quality and service requirements.

Currency Fluctuations

Stelco is a net purchaser of U.S. dollars. Accordingly, any strengthening of the Canadian dollar results in a benefit to Stelco for its net purchases of U.S. funds. However, more than offsetting the above is the negative effect on Stelco's domestic sales revenue as many of Stelco's domestic customers export their products into the U.S. Thus, a stronger Canadian dollar can cause those customers to be less competitive in the U.S. and the customers may resist price increases or request steel price reductions from Stelco. Also, U.S. exports of steel into Canada have historically forced domestic steel prices in Canadian dollars downward. In addition, the North American benchmark for spot market prices for certain products, such as hot rolled, are established and determined in U.S. dollars.

Labour Matters

Risks relating to possible labour difficulties and resultant loss of production and revenue have been mitigated by the agreement reached in June 2006 with USW Local 1005 to renew the Hamilton Steel collective agreement for a period expiring on July 31, 2010 and by the agreement effective January 2006 with USW Local 8782 which will expire July 31, 2009.

Selected Annual Information

(in millions except as indicated *)
(Under Creditor Protection from January 29, 2004 to March 31, 2006 – see Note 1 to the Consolidated Financial Statements)

	Nine months ended December 31, 2006		Three months ended March 31, 2006	2005	2004**
	(Successor)		(Predecessor)		
Net sales	$	1,830	674	2,553	2,558
Net earnings (loss) from continuing operations	$	(201)	(79)	(9)	34
Net earnings (loss)	$	(201)	(122)	(73)	64
Earnings (loss) from continuing operations per common share +					
Basic	*$	(7.42)	(0.77)	(0.09)	0.33
Fully diluted	*$	(7.42)	(0.77)	(0.09)	0.33
Net earnings (loss) per common share +					
Basic	*$	(7.42)	(1.19)	(0.71)	0.63
Fully diluted	*$	(7.42)	(1.19)	(0.71)	0.57
Total assets	$	2,738	2,351	2,319	2,200
Net short-term debt (bank indebtedness net of cash, cash equivalents, and restricted cash)	$	383	146	149	153
Long-term debt and debt subject to compromise[a]	$	355	444	467	484
Net debt[a]	$	738	590	616	637

** Restated - to conform with amendments to financial instruments (disclosure and presentation) and presentation of discontinued operations and assets held for sale. In addition, total asset and debt-related information reflects only continuing operations.

+ Earnings (loss) per common share for the year is calculated using the weighted average number of common shares for the year (see Note 16 to the Consolidated Financial Statements).

[a] The $90 million convertible debenture is included in debt subject to compromise for 2004 as filing for CCAA protection was an event of default. A non-cash restructuring expense of $15 million was recorded in January 2004 to reflect these debentures at the anticipated claim amount of $90 million. These debentures were previously accreted up to face value over its term to maturity.

Outlook

Fourth quarter results were adversely impacted by the curtailment of operations due to the reline and upgrade of the blast furnace at the Hamilton plant, the phase two expansion of the Lake Erie hot strip mill and efforts to better match supply and demand. The reline and upgrade of the blast furnace at the Hamilton plant will increase throughput and is expected to extend the interval for the next furnace reline to 2018. The phase II expansion of the Lake Erie hot strip mill is expected to increase throughput by 20%. Looking ahead, the Corporation does not anticipate any further significant mill outages in 2007.

Fourth quarter results were also adversely impacted by reduced shipments due to reduced consumption by the automotive sector combined with high steel inventory levels at steel service centres. Shipments are expected to be significantly stronger in the first quarter of 2007 as demand from the automotive and steel service sectors have strengthened from the fourth quarter of 2006.

With respect to pricing, the fourth quarter was negatively impacted by a reduction in spot prices largely due to the high steel levels at the steel service centre customers. The levels of inventory at the steel service centres are declining, suggesting that future spot pricing increases are possible. Annual contracts have largely been completed successfully for 2007 at pricing levels similar to 2006.

As no significant mill outages are anticipated in 2007, production costs should improve substantially compared to fourth quarter of 2006. The Corporation may sustain some input cost increases in 2007 in the area of raw material and energy as well as a carry over of high cost finished good and work-in-process inventory from 2006. However, the lower cost raw material inventory at year end will carry over into 2007 cost of sales. In addition, through its ownership interests in iron ore mining properties and related supply agreements, Stelco has secured approximately 90% of its 2007 requirements at its costs of production. As well, the reduction in Stelco's labour force and other productivity improvements initiated in 2006 are expected to also reduce costs moving forward.

As the Corporation has now completed the major components of its operational restructuring, it believes that this will lead to increased volumes, revenue growth, lower costs and improved productivity in order to ensure long term viability and productivity.

Forward-Looking Statements

This MD&A and the accompanying message to shareholders contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this MD&A or as of the date on which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including increases in steel imports into Canada; employee matters, including staffing levels, the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar and their impact on the Corporation's US dollar denominated long-term debt, steel pricing and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this MD&A.

Additional Financial Information

Additional information concerning Stelco will be available upon filing of the Corporation's 2006 Annual Information Form, which will be accessible on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and at Stelco's Web site www.stelco.ca.

Rodney B. Mott
President and Chief Executive Officer

J. Kenneth Rutherford
Chief Financial Officer

HAMILTON, ONTARIO
March 7, 2007

Management's Statement of Responsibility

Management of Stelco is responsible for the preparation of the accompanying consolidated financial statements and related information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen methods which management believes to be appropriate in the circumstances. Where estimates or judgments have been required, management has determined such amounts on a reasonable basis in conformity with Canadian generally accepted accounting principles.

In meeting its reporting responsibility, management has established and followed policies and procedures and systems of internal control designed to (i) provide reasonable assurance that assets were safeguarded from loss or unauthorized use and (ii) produce reliable financial information. Management, with participation of the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as defined in the Canadian Securities Administrators National Instrument 52-109 as at December 31, 2006 and has concluded that such disclosure controls and procedures are effective. These internal control systems were periodically tested and evaluated by the internal auditors and management took any action necessary to respond appropriately to their recommendations. Management recognizes the limits inherent in all systems of internal control but believes that Stelco has established effective and responsive systems of internal control through the careful selection of employees, the division of responsibilities, and the application of formal policies and procedures.

The Board of Directors oversees management's preparation of the consolidated financial statements and ultimately approves the consolidated financial statements and related disclosure based on a recommendation from the Audit Committee of the Board of Directors. As a basis for recommending approval of the consolidated financial statements to the Board of Directors, the Audit Committee, among other things, reviews with management the Corporation's internal controls over financial reporting and the accounting policies and procedures employed by the Corporation for financial reporting purposes and, as well, meets independently with internal and external auditors to consider the results of their audits.

Stelco's management believes that the systems of internal control, review procedures, and established policies provide reasonable assurance that the financial information is relevant, reliable and accurate.

The Audit Committee recommended the appointment of the Corporation's external auditors, KPMG LLP, to examine the consolidated financial statements of the Corporation in accordance with auditing standards generally accepted in Canada. The external auditors' report as to the fairness of presentation of these consolidated financial statements and their conformity with Canadian generally accepted accounting principles is included in this Annual Report.

Rodney B. Mott
President and Chief Executive Officer

J. Kenneth Rutherford
Chief Financial Officer

HAMILTON, ONTARIO
March 7, 2007

Auditors' Report

To the shareholders of Stelco Inc.

We have audited the consolidated statements of financial position of Stelco Inc. as at December 31, 2006, March 31, 2006 and December 31, 2005 and the consolidated statements of earnings (loss), retained deficit, and cash flows for the nine months ended December 31, 2006, three months ended March 31, 2006 and the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006, March 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for the nine months ended December 31, 2006, three months ended March 31, 2006 and the year ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Hamilton, Canada
March 7, 2007

Consolidated Statements of Earnings (Loss)

(in millions, except per share amounts)	Nine Months Ended December 31, 2006 (1) (Successor)	Three Months Ended March 31, 2006 (1) (Predecessor)	Twelve Months Ended December 31, 2005 (Predecessor)
Net Sales	$ 1,830	$ 674	$ 2,553
Costs	1,829	695	2,370
	1	(21)	183
Amortization of property, plant and equipment	83	27	108
Amortization of intangible assets	2	1	3
Operating earnings (loss) before the following:	(84)	(49)	72
Employee future benefits – workforce reduction costs (Note 12)	50	–	–
Foreign exchange gain on long-term debt (Note 11)	(1)	–	–
Gain on sale of plate mill assets (Note 7)	–	–	(20)
Reorganization items (Note 18)	–	21	76
Financial expense			
Interest on long-term debt subject to compromise	–	10	40
Interest on long-term debt	28	–	2
Other interest – net	26	5	13
Loss before income tax from continuing operations	(187)	(85)	(39)
Income tax expense (recovery) (Note 13)			
Current	7	7	19
Future	7	(13)	(49)
Net loss from continuing operations	(201)	(79)	(9)
Net loss from discontinued operations (Note 1)	–	(43)	(64)
Net loss	$ (201)	$ (122)	$ (73)
Loss per common share (Note 16)			
Basic			
Continuing operations	$ (7.42)	$ (0.77)	$ (0.09)
Net loss	$ (7.42)	$ (1.19)	$ (0.71)
Fully diluted			
Continuing operations	$ (7.42)	$ (0.77)	$ (0.09)
Net loss	$ (7.42)	$ (1.19)	$ (0.71)
Weighted average common shares outstanding – millions	27.1	102.2	102.2

(1) The nine-month period ended December 31, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Retained Deficit

(in millions)	Nine Months Ended December 31, 2006 (1) (Successor)	Three Months Ended March 31, 2006 (1) (Predecessor)	Twelve Months Ended December 31, 2005 (Predecessor)
Balance at beginning of period	$ –	$ (461)	$ (388)
Net loss	(201)	(122)	(73)
Balance at end of period	$ (201)	$ (583)	$ (461)
Fresh start adjustment (Note 4)		583	
Balance at end of period – post fresh start		$ –	

(1) The nine-month period ended December 31, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Financial Position

(in millions)	At December 31 2006	At March 31 2006	At December 31 2005 [1]
	(Successor)	(Successor) (Notes 1 and 4)	(Predecessor)
Assets			
Current assets			
Cash and cash equivalents	$ –	$ 2	$ 25
Restricted cash (Note 5)	–	34	17
Accounts receivable	214	418	294
Inventories (Note 6)	693	740	783
Prepaid expenses	28	24	29
Future income taxes (Note 13)	27	7	22
Assets held for sale (Note 7)	–	–	351
	962	1,225	1,521
Other assets			
Property, plant and equipment (Note 8)	1,743	1,757	932
Intangible assets (Note 9)	1	18	72
Future income taxes (Note 13)	–	–	12
Deferred pension cost (Note 12)	–	–	112
Other	32	36	21
	1,776	1,811	1,149
Total Assets	**$ 2,738**	**$ 3,036**	**$ 2,670**
Liabilities and Shareholders' Equity			
Current liabilities			
Bank and other short-term indebtedness (Note 10)	$ –	$ –	$ 191
Revolving term loans (Note 10)	–	35	–
Accounts payable and accrued	220	245	232
Employee future benefits (Note 12)	58	60	60
Pension liability (Note 12)	65	67	–
Income and other taxes	1	17	8
Long-term debt due within one year (Note 11)	13	21	23
Liabilities held for sale (Note 7)	–	–	206
	357	445	720
Other liabilities			
Employee future benefits (Note 12)	1,254	1,258	834
Pension liability (Note 12)	338	350	–
Long-term debt (Note 11)	342	346	20
Revolving term loans (Note 10)	383	392	–
Future income taxes (Note 13)	88	76	92
Asset retirement obligation (Note 14)	24	22	15
	2,429	2,444	961
Liabilities subject to compromise (Note 4)	–	–	630
Total Liabilities	**2,786**	**2,889**	**2,311**
Shareholders' Equity			
Convertible debenture conversion option (Note 4)	–	–	23
Capital stock (Note 15)	149	144	781
Contributed surplus	1	–	16
Warrants (Note 15)	3	3	–
Retained deficit	(201)	–	(461)
Total Shareholders' Equity (Deficit)	**(48)**	**147**	**359**
Total Liabilities and Shareholders' Equity	**$ 2,738**	**$ 3,036**	**$ 2,670**

(1) Due to the application of fresh start reporting (Note 4), the Consolidated Statement of Financial Position of the Predecessor and Successor are not comparable.

Commitments and contingencies (Note 20).

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In millions)	Nine months December 31, 2006 (1)	Nine months At March 31, 2006	Three months ended March 31, 2006 (1)	Twelve months ended December 31, 2005
	(Successor)	(Notes 2 and 4) (Plan Implementation)	(Predecessor)	(Predecessor)
Cash provided by (used for)				
Operating activities				
Net loss from continuing operations	$ (201)	$ –	$ (79)	$ (9)
Adjustments for items not affecting cash				
Reorganization items (Note 18)	(12)	–	(1)	7
Amortization of property, plant, and equipment	83	–	27	108
Amortization of intangible assets	2	–	1	3
Future income taxes (Note 13)	7	–	(13)	(49)
Employee pension and other future benefits	(34)	(382)	28	83
Foreign exchange gain on floating rate notes (Note 11)	(1)	–	–	–
Employee future benefits – workforce reduction costs	21	–	–	–
Fresh start inventory revaluation (Note 4)	60	–	–	–
Gain on sale of plate mill assets (Note 7)	–	–	–	(20)
Accretion of asset retirement obligation (Note 14)	2	–	–	2
Accretion of Province note fair value adjustment (Note 11)	4	–	–	–
Amortization of deferred debt issue expense	3	–	–	–
Stock option expense (Note 17)	1	–	–	–
Other	(1)	–	(4)	1
	(66)	(382)	(41)	126
Changes in operating elements of working capital				
Accounts receivable	194	–	(127)	78
Inventories	(13)	–	102	(134)
Prepaid expenses	(4)	–	5	6
Accounts payable and accrued	(10)	–	9	41
Income and other taxes	(16)	–	9	(1)
	151	–	(2)	(10)
Discontinued operations	–	–	–	51
	85	–	(43)	167
Investing activities				
Proceeds from sale of non-core assets (Note 7)	31		107	32
Expenditures for capital assets	(101)		(49)	(154)
Discontinued operations	–		–	(15)
	(70)		58	(137)
Financing activities				
Increase (decrease) in bank indebtedness	–	(182)	(9)	5
Increase (decrease) in revolving term loans (Note 10)	(44)	427	–	–
Financing issue expenses	–	(13)	–	–
Reduction of long-term debt (Note 11)	(12)	–	(12)	(17)
Proceeds from issue of long-term debt	–	150	–	–
Proceeds from issue of common shares (Note 15)	5	108	–	–
Reduction of liabilities subject to compromise	–	(108)	–	–
Discontinued operations	–	–	–	(10)
	(51)	382	(21)	(22)
Cash, cash equivalents and restricted cash				
Net increase (decrease)	(36)	–	(6)	8
Balance at beginning of period	36	36	42	43
Balance at end of period	$ –	$ 36	$ 36	$ 51
Consists of:				
Cash and cash equivalents	$ –	$ 2	$ 2	$ 25
Restricted cash (Note 5)	–	34	34	17
Cash and cash equivalents held for sale	–	–	–	9
	$ –	$ 36	$ 36	$ 51

(1) The nine-month period ended December 31, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

Supplemental disclosure of cash flow information (see Note 21)

See accompanying Notes to the Consolidated Financial Statements.

Note 1. Business Description and CCAA History

Business Description

Stelco Inc. ("Stelco" or the "Corporation") is one of Canada's largest steel producers. The Corporation operates two integrated steel plants in Ontario, Canada which produce a variety of steel products for customers in the automotive, steel service center, appliance, energy, construction and pipe and tube industries within North America. In addition, Stelco has ownership interests in three iron ore properties. Through these ownership interests and related supply agreements, Stelco has secured approximately 90% of its requirements for iron ore. Stelco operates its businesses through partnerships, subsidiaries and joint ventures. Where applicable, "Stelco" and the "Corporation" refer to Stelco Inc. and its partnerships, subsidiaries and joint ventures collectively.

CCAA History

On January 29, 2004, Stelco and certain related entities filed for protection under the *Companies' Creditors Arrangement Act* ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice granting it creditor protection. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Proceedings"). The Canadian proceedings included Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and Stelwire Ltd. ("Stelwire"), which were collectively referred to as the "Applicants". The U.S. Proceedings included Stelco, Stelpipe, and Stelwire. The Corporation's other subsidiaries and joint ventures were not included in the proceedings. For the periods prior to emergence from CCAA, collectively, the Applicants and the Corporation's other subsidiaries and joint ventures are referred to as the "Predecessor" in the consolidated financial statements and notes.

At the end of the day on March 31, 2006, the Predecessor implemented its Third Amended and Restated Plan of Arrangement and Reorganization (the "CCAA Plan"), as approved by the Court on January 20, 2006, and emerged from CCAA protection. For the purpose of these Consolidated Financial Statements the Corporation is referred to as the "Successor" in respect of the period after implementation of the CCAA Plan. Also, on March 31, 2006, a plan of arrangement under the Canada Business Corporation Act ("the CBCA") that involved the Corporation (the "CBCA Plan") was implemented. In accordance with the CBCA Plan, the Predecessor's business was reorganized with specific assets and liabilities being transferred into separate limited partnerships ("LP's"). Upon implementation of this reorganization, Stelco became the parent company and limited partner of these limited partnerships. Further information on the CCAA Plan and CBCA Plan is outlined below.

Discontinued Operations

As part of the CCAA, Stelco divested all of its manufactured products and mini-mill businesses. The impact on earnings for the three months ended March 31, 2006 was a net loss of $43 million (net of income tax of $2 million), and for the year ended December 31, 2005, net loss of $64 million (net of income tax recoveries of $5 million).

Treatment of Stakeholders Compromised Under the CCAA Plan

Holders of Affected Claims

Under the CCAA Plan, the claims of the unsecured creditors (the "Affected Creditors") were not satisfied in full by the consideration distributed under the CCAA Plan. At March 31, 2006, the final accepted Affected Creditor claims of $547 million were settled in exchange for the following:

- New Secured Floating Rate Notes ("FRNs") in the US dollar equivalent of $275 million Canadian ($235 million US);
- 6,364,000 newly issued common shares (the "New Common Shares") of Stelco valued at $5.50 per share (1,100,000 prorated among all Affected Creditors and 5,264,000 prorated based on amounts elected through the share election process);
- Cash of $108,548,000; and
- Warrants exercisable for an aggregate of 1,418,500 New Common Shares (the "New Warrants") with an exercise price of $11.00 per New Common Share and a seven-year term.

Holders of Series A and B Voting Common Shares

The Series A and B voting common shares previously outstanding were exchanged into new redeemable shares at a ratio of 0.000001 for each such share. Such shares were then redeemed and cancelled on March 31, 2006 for nil consideration.

Agreements

Plan Sponsor Agreement

The New Common Shares of the restructured Stelco were divided among three groups under the CCAA Plan: the Affected Creditors (as referred to above), the Province of Ontario (the "Province") and Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors"). The Province obtained its equity interest as part of the financing provided to Stelco (Note 11) wherein it received warrants to purchase 851,100 New Common Shares. The Equity Sponsors acquired their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, the Equity Sponsors agreed to purchase 19,736,000 New Common Shares of Stelco at a price of $5.50 per share for proceeds of $108,548,000. These funds were used for the cash distribution to Affected Creditors under the Plan as referred to above.

Pension Plan Funding Agreement

Stelco and the Province along with the Superintendent of Financial Services of Ontario and certain of the newly formed LPs entered into a pension funding agreement (the "Pension Agreement") on March 31, 2006 that outlines the funding arrangements with respect to Stelco's four main pension plans. The purpose of the Pension Agreement is to transition the four main plans from the Section 5.1 election of Regulation 909 of the Pension Benefits Act (Ontario) (the "PBA"), which had exempted the four main plans from funding of the solvency deficiencies under the plans in exchange for higher pension benefit guarantee fund payments, to the general regulatory requirements of the PBA by no later than January 1, 2016. See Notes 11, 12, and 15 for further details.

CCAA Plan Financing

New financing was raised under the CCAA Plan from the following sources:

• New ABL Facility (asset based loan) (Note 10)	up to $600 million
• New Secured Revolving Term Loan (Note 10)	$375 million
• New Province Note (Note 11)	$150 million
• Federal Government (cancelled in June 2006)	$30 million

Note 2. Basis Of Presentation

The consolidated financial statements of the Successor and Predecessor companies are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP. As a result of a substantial realignment of equity and non-equity interests in the Corporation (Note 4), "fresh start" reporting was adopted on March 31, 2006. In accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1625 – "Comprehensive Revaluation of Assets and Liabilities", the Corporation undertook a comprehensive revaluation of its assets and liabilities. As required by CICA Handbook Section 1625, the enterprise value has been allocated based upon management's best estimate of the relative fair values of the identifiable assets and liabilities of the Corporation in accordance with the guidance in CICA Handbook Section 1581 – "Business Combinations". The Corporation finalized its allocation in the third quarter of 2006 resulting in the transfer of amounts between property, plant and equipment, inventories and intangible assets and future income taxes effective as of March 31, 2006 (see Note 4).

The Consolidated Statements of Financial Position as at December 31, 2006 and March 31, 2006 reflect the accounts of the Successor. The Consolidated Statement of Financial Position as at December 31, 2005 reflects the accounts of the Predecessor. While not comparable, the Corporation has presented both the Consolidated Statement of Earnings (Loss) and the corresponding Consolidated Statement of Cash Flows to reflect the activities of the Successor for the nine months ended December 31, 2006 and the Predecessor for the three months ended March 31, 2006 and the twelve months ended December 31, 2005.

While the Predecessor was under creditor protection (January 29, 2004 – March 31, 2006), the Predecessor applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7), where it did not conflict with Canadian generally accepted accounting principles ("Canadian GAAP"), in the preparation of its consolidated financial statements. As a result, the Predecessor made adjustments to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Allowed claims arising under the CCAA proceedings were recorded as liabilities subject to compromise and presented separately on the Consolidated Statement of Financial Position. While in CCAA payments were not made on liabilities subject to compromise, including long-term debt. Interest on debt obligations continued to be recognized under Canadian GAAP consistent with Canadian legal requirements. Interest was not a Reorganization item. While the Corporation and certain of its subsidiaries were in CCAA the Predecessor's consolidated financial statements continued to be prepared using the going concern concept, which assumed that the Corporation would be able to realize its assets and discharge its liabilities in the normal course of business.

The Consolidated Financial Statements are prepared using the going concern concept which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not reflect any adjustments that would be necessary if the going concern assumption was not appropriate. The Corporation is dependent upon a strong North American steel market and improving financial results. The outcome of these matters is not determinable at this time.

Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates are reasonable, however, actual results could differ from these estimates.

Note 3. Summary of significant accounting policies

The significant policies are summarized below:

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were subject to a comprehensive revaluation (see Note 2 – Basis of Presentation) and reported at their estimated fair value (Note 4), with the exception of future income taxes, which have been reported in accordance with CICA Handbook Section 3465 – Income Taxes (Note 13) and pension and other post-employment benefits, which have been reported in accordance with CICA Handbook Section 3461 – Employee Future Benefits (Note 12).

The useful lives of the Corporation's plant, equipment and intangible assets was reviewed as part of fresh start reporting. Certain of these assets had their useful life adjusted upon completion of this process.

Principles of Consolidation

The consolidated financial statements include the accounts of Stelco Inc., its wholly owned subsidiaries and partnerships, and its proportionate share of the accounts of its joint ventures (principally mining ventures).

Foreign Currencies

Monetary assets and liabilities originating in foreign currencies are translated at period-end exchange rates. All other assets and liabilities originating in foreign currencies are translated at the March 31, 2006 exchange rate or at historic rates prevailing when the assets were acquired or the liabilities incurred for transactions after March 31, 2006. Income and expense items, other than those related to assets and liabilities translated at historic rates, are generally translated at the rate in effect at the time the transaction occurs.

Gains or losses resulting from foreign currency translations are reflected in the Consolidated Statement of Earnings (Loss).

Revenue Recognition

Net sales revenue is recognized when the risks of ownership have been transferred to the customer and reasonable assurance exists regarding the measurement of the sales consideration, provided that ultimate collection is reasonably assured. Generally, the risks of ownership are transferred when title passes at the time of shipment and sales consideration is recognized to the extent it is fixed or determinable.

Inventories

Inventories at March 31, 2006 are valued at the estimated fair values pursuant to the reorganization implemented by the Corporation on that date. At December 31, 2006 inventories of raw materials and supplies are valued at the lower of cost and replacement cost; finished products and work in process inventories are valued at the lower of cost and net realizable value.

Property, Plant, and Equipment

Property, plant and equipment, including construction in progress, at March 31, 2006 are valued at the estimated fair value pursuant to the financial reorganization implemented by the Corporation on that date. Property, plant, and equipment purchased after March 31, 2006 is carried at cost less accumulated amortization, and includes construction in progress. Amortization is provided using the straight-line method applied to the cost of the assets at rates based on their estimated useful life and beginning from the point when production commences except for the cost of blast furnace relines (see below) and at the Corporation's mining properties where amortization is calculated on a unit-of-production basis. The following annual amortization rates are in effect:

• Buildings	10 to 25 years
• Equipment	5 to 20 years
• Automotive and mobile equipment	5 to 10 years

Blast Furnace Relines

The Corporation's blast furnaces periodically require extensive relining. Costs incurred in the reline of a blast furnace that extend the useful life of the furnace are capitalized and amortized over their estimated useful life on a unit-of-production basis. Other repair and maintenance costs that may be incurred during the reline are expensed.

Intangible Assets

Intangible assets of the Corporation relate to computer systems and applications. Intangible assets purchased prior to April 1, 2006 are recorded at the estimated fair value on March 31, 2006 pursuant to the reorganization implemented by the Corporation on that date. Intangible assets purchased after March 31, 2006 are recorded at cost. Amortization is recorded on a straight-line basis over an estimated remaining useful life of eight years beginning from March 31, 2006 or the purchase date, if after March 31, 2006.

Impairment of Long-Lived Assets

An impairment loss would be recognized when the carrying value of a long-lived asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value.

Employee Future Benefits

The Corporation maintains a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees.

The cost of pension and other post-employment benefits (including medical benefits, dental care, life insurance and certain compensated absences) is charged to income annually. The pension cost is computed on an actuarial basis using the projected benefit method by using management's best estimate of the long-term rate of return on plan assets, discount rates, salary escalation, retirement age, mortality and other factors. Pension plan assets are valued at market value and are used to calculate the expected rate of return on plan assets. For periods prior to March 31, 2006 the market related asset value was used to calculate the expected return on plan assets.

The assumptions for other post-employment benefit plans are similar to pension plans, with the additional factor of health care trend rates, which involves estimates of the usage, frequency and cost of services covered.

The assumptions, referred to above, relate to factors that are of a long-term nature and, consequently, are subject to a degree of uncertainty. Management consults certain outside advisors, including actuaries, in determining these factors in order to ensure that the assumptions chosen are reasonable. Actual trends and values may differ from those assumed resulting in changes in the cost of pension and other post-employment benefits in future periods. The assumptions are reviewed and updated annually or more frequently where material changes are made to the plans.

Past service costs (such as increased benefits provided under labour contract settlements) are amortized over the estimated average remaining service life ("EARSL") of the employees at the date of the amendment.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the EARSL of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets and only for the amount that exceeds the 10% threshold. These amortizations reflect the concept, as stated in Canadian GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived therefrom. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. Under Canadian GAAP the cost of employee future benefits in any year is not unduly impacted by such short-term changes in market returns, discount rates or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

Salaried employees hired after July 31, 1997 participate in the Corporation's "Opportunity" or similar programs, which include a flexible credit plan for benefits and a self-directed group RRSP. These employees do not participate in the defined benefit plans. These programs are accounted for as defined contribution plans. Costs of defined contribution plans are expensed as incurred.

Income Taxes

The Corporation follows the asset and liability method of accounting for future income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities) and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum

of the Corporation's provision for current income taxes and the differences between the opening and ending balances of the future income tax assets and liabilities. The effect of increases and decreases to future income tax assets and liabilities arising from changes in tax rates is recognized in income in the period the changes occur.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future income tax assets were recognized in the nine months ended December 31, 2006 and were applied to reduce unamortized intangible assets in accordance with CICA Handbook Section 3465 – Income Taxes.

Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4. Fresh Start Reporting

As outlined in Note 2, Stelco adopted fresh start reporting on March 31, 2006. As a result, all assets and liabilities of the Successor were reported at estimated fair values, except for future income taxes, which were reported in accordance with the requirements of CICA Handbook Section 3465, and pension and other post-employment benefits, which were reported in accordance with CICA Handbook Section 3461.

The fair values of the assets and liabilities of the Successor were based on management's best estimates as of March 31, 2006. The Successor finalized its valuation of assets and liabilities, primarily property, plant and equipment, inventories, intangibles and future income taxes, in the third quarter 2006 and reflected adjustments in the Consolidated Statement of Financial Position as at March 31, 2006. The adjustments to the Predecessor balances related to predecessor shareholders, affected creditors and equity sponsors and pensions and financing were finalized upon emergence from CCAA.

Note 4. Fresh Start Reporting

Stelco Inc.
Consolidated Statement of Financial Position

(in millions)	At March 31, 2006	Predecessor Shareholders	Affected Creditors and Equity Sponsors	Pensions and Financing	Fresh Start Adjustments	At March 31, 2006
		Third Amended and Restated Plan of Arrangement and Reorganization				
	(Predecessor)					(Successor)
Assets						
Current assets						
Cash and cash equivalents	$ 2	$ –	$ 108[2] (108)[1]	$ (382)[6] 150[4] 232[5]	$ –	$ 2
Restricted cash (Note 5)	34	–	–	–	–	34
Accounts receivable	413	–	–	–	5[7]	418
Inventories	680	–	–	–	60[7]	740
Prepaid expenses	24	–	–	–	–	24
Future income taxes (Note 13)	5	–	–	–	2[3]	7
	1,158	–	–	–	67	1,225
Other assets						
Property, plant and equipment	962	–	–	–	795[7]	1,757
Intangible assets	73	–	–	–	(55)[7]	18
Deferred pension cost	99	–	–	–	(99)[7]	–
Future income taxes (Note 13)	38	–	–	–	(38)[8]	–
Other	21	–	–	13[3]	2[7]	36
	1,193	–	–	13	605	1,811
Total Assets	2,351	–	–	13	672	3,036
Liabilities and Shareholders' Equity						
Current liabilities						
Bank and other short-term indebtedness	182	–	–	(182)[5]	–	–
Revolving term loans (Note 10)	–	–	–	35[3,5]	–	35
Accounts payable and accrued	241	–	–	–	4[7]	245
Employee future benefits	60	–	–	–	–	60
Pension liability	–	–	–	–	67[7]	67
Income and other taxes	17	–	–	–	–	17
Long-term debt due within one year – existing (Note 11)	18	–	–	–	3[7]	21
Future income taxes (Note 13)	–	–	–	–	–	–
Liabilities subject to compromise	640	–	(640)[1]	–	–	–
	1,158	–	(640)	(147)	74	445
Other liabilities						
Employee future benefits	847	–	–	–	411[7]	1,258
Pension liability	–	–	–	(382)[6]	732[7]	350
Long-term debt – existing (Note 11)	14	–	–	–	–	14
Long-term debt – New Secured Floating Rate Notes (Note 11)	–	–	275[1]	–	–	275
Long-term debt – New Province Note – (Note 11)	–	–	–	149[4]	(92)[7]	57
Revolving term loans (Note 10)	–	–	–	392[3,5]	–	392
Future income taxes (Note 13)	79	–	–	–	(3)[8]	76
Asset retirement obligation (Note 14)	16	–	–	–	6[7]	22
	956	–	275	159	1,054	2,444
Total Liabilities	2,114	–	(365)	12	1,128	2,889
Shareholders' Equity						
Convertible debentures conversion option	23	–	(23)[1]	–	–	–
Capital stock (Note 15)	781	(781)[1]	36[1] 108[2]	–	–	144
New Warrants (Note 15)	–	–	2[1]	–	–	2
Province Warrants (Note 15)	–	–	–	1[4]	–	1
Contributed surplus	16	(16)[1]	–	–	–	–
Retained deficit	(583)	797[1]	242[1]	–	(456)[7]	–
Total Shareholders' Equity	237	–	365	1	(456)	147
Total Liabilities and Shareholders' Equity	$ 2,351	$ –	$ –	$ 13	$ 672	$ 3,036

Note 4. Fresh Start Reporting

The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the Plan and consummation of the various agreements:

(1) Implementation of the Plan as outlined in Note 1.

The following table reconciles the Predecessor's liabilities subject to compromise to those that were accepted claims under the Plan:

(in millions)	At March 31, 2006		At December 31, 2005	
	(Predecessor)		(Predecessor)	
Liabilities subject to compromise				
Accepted claims	$	547	$	546
Post-filing interest		83		73
Unfiled claims		10		11
Total liabilities subject to compromise	$	640	$	630
Settlement				
Cash	$	108		
Floating Rate Notes		275		
New Common Shares		36		
New Warrants		2		
Total consideration	$	421		
Excess of claims over distribution		219		
Convertible debenture conversion option		23		
Total adjustment to retained deficit	$	242		

The holders of Series A and B voting common shares received nil consideration.

(2) Issuance of shares for cash under the Plan Sponsor Agreement (Note 1).

(3) Payment of financing fees on implementation of the Plan, which have been deferred and will be amortized over the term of the related credit facilities (Note 10 and 11).

(4) Receipt of cash under the Province Agreement in exchange for a note payable and issuance of warrants (Note 11).

(5) Repayment of borrowings under the Predecessor's line of credit and increase in revolving term loans in order to make pension funding payment.

(6) Initial pension funding made under the Province Agreement.

(7) Comprehensive revaluation of assets and liabilities and elimination of the deficit.

(8) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future income tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused income tax losses or other deductions are realized.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future income tax assets were recognized in the nine month period ending December 31, 2006 and were applied to reduce unamortized intangible assets.

Included under the Fresh Start Adjustment captions are all income tax adjustments required to transition the Predecessor's accounts to the Successor's accounts at March 31, 2006.

Note 5. Restricted Cash

Restricted cash represented funds being held in trust with the Monitor under the CCAA proceedings pending direction from the Ontario Superior Court of Justice for its use.

During the nine months ended December 31, 2006, the Monitor released the proceeds held in trust pertaining to the sale of non-core assets.

Note 6. Inventories

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Raw materials and supplies	$ 442	$ 391	$ 306
Finished and work-in-process	251	349	477
Total inventories	$ 693	$ 740	$ 783

Note 7. Asset Sales

As part of the Corporation's overall effort to restructure operations, simplify processes and rationalize non-core resources, during the CCAA period, a number of assets were sold.

The Hamilton plate mill assets, which had been idled in 2003, were sold in 2005 for gross proceeds of $25 million. The carrying value of these assets was nil, therefore a pre-tax gain of $20 million (net of $5 million of fees) was recorded during 2005. The gross proceeds were secured by irrevocable letters of credit which were drawn down in tandem with the progress made on dismantling the equipment. The project was completed in the second quarter of 2006 when the final payment of $5 million was received.

While in CCAA, the Corporation determined that all of the businesses in the Mini-mill and Manufactured Products segments were non-core and were to be sold. Accordingly, these businesses were presented in the consolidated financial statements of the Predecessor as assets held for sale and discontinued operations to isolate the earnings (loss) and cash flows associated with these businesses. The proceeds received from these asset sales were held in trust with the Monitor and included in restricted cash, pending authorization from the Court to release the funds for general use (Note 5). After emergence from CCAA on March 31, 2006, the Successor received additional proceeds of $5 million in connection with the finalization of certain of the above sales.

In 2006, the Corporation sold the property and plant in Welland Pipe Ltd. for net proceeds of $3 million and a parcel of non-core, surplus land in Hamilton and a building located on the property for cash proceeds of $18 million. The book value of these assets under the fresh start revaluation was equal to the net proceeds and accordingly there was no gain or loss recognized on these sales.

The amount of the final purchase price relating to the 2005 sale of substantially all of the assets of Stelpipe Ltd. is subject to a dispute with the purchaser relating to adjustments for assumed liabilities and working capital amounts. The dispute is expected to be submitted to an arbitration process.

Note 8. Property, Plant, and Equipment

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Raw material plants and properties	$ 500	$ 489	$ 417
Manufacturing plants and properties	1,286	1,047	3,418
	1,786	1,536	3,835
Deduct: accumulated amortization	(83)	–	(3,111)
	1,703	1,536	724
Construction in progress	40	221	208
Total property, plant, and equipment	$ 1,743	$ 1,757	$ 932

Note 9. Intangible Assets

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Computer systems and applications	$ 19	$ 18	$ 79
Deduct: accumulated amortization	(2)	–	(7)
Recognition of income tax assets not recognized on implementation of fresh start accounting. (see Note 13)	(16)	–	–
Net intangible assets	1	18	72

Computer systems and applications relate to the Corporation's enterprise resource planning systems for procurement, human resources, and finance.

Note 10. Bank, Other Short Term Indebtedness and Revolving Term Loans

(In millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Bank and other short-term indebtedness	$ –	$ –	$ 191 (1)
Revolving term loans			
Current	–	35	–
Non-current	383	392	–
Total	$ 383	$ 427	$ 191

(1) Bank and other short-term indebtedness consisted of amounts drawn under the Corporation's $350 million revolving operating credit facility.

Revolving Term Loans

Asset Based Loan Facility

On March 31, 2006, the $75 million debtor-in-possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US Base rate + 0.5% or London Inter-Bank Overnight Rate ("LIBOR") + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and, prior to each March 31 anniversary date, the facility can be extended for a period of two years if the lender and Stelco mutually agree. The ABL facility is secured by a first priority security interest in the eligible inventory and eligible accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest in all other property and assets of the Corporation, limited to $300 million, and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral of eligible accounts receivable and eligible inventory and reserves, but will not exceed $600 million. The ABL facility incurs an annual fee of 0.375% of any non-use of funds available under the facility. The facility is subject to certain restrictive covenants. At December 31, 2006, the available amount of the ABL was $228 million and the amount drawn on this facility was $168 million.

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Ltd. (a shareholder of the Corporation – Note 1), in the amount of $375 million for a term of seven years. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full on March 31, 2013. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75% until March 31, 2009 after which the loan bears interest at bankers' acceptance rate plus 7.25%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the fixed assets of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in certain subsidiaries, partnerships and joint ventures of Stelco. Under this facility, Stelco is required to pay an annual fee of 3% of the aggregate commitment of $375 million on each anniversary date of CCAA Plan implementation. In addition, the facility requires the Company to pay a 3% fee on the outstanding credit facility in place at March 31, 2009, if it intends to extend the facility.

Included in financial expense for the nine months ended December 31, 2006 is approximately $5 million relating to borrowings under this agreement. The interest on borrowings is calculated in accordance with the applicable lending agreement, yielding approximately 11% as at December 31, 2006. The majority of interest is paid prior to the end of each month, therefore a nominal amount is outstanding at December 31, 2006. At December 31, 2006 there was $215 million outstanding under this loan.

Note 11. Long-term Debt

(In millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Floating rate notes at LIBOR + 5.50% [1]	$ 274	$ 275	$ –
1% Province Note [2]	149	149	–
1% Province Note – fair value adjustment [2]	(88)	(92)	–
Term loan at bankers' acceptance rate plus 1.50% maturing on January 31, 2008 [3]	20	27	33
Term loan at Canadian prime rate plus 2.50% matured on June 10, 2005	–	8	22
Long-term debt subject to compromise (Note 4) [4]	–	–	412
Term loans associated with discontinued operations	–	–	16
Long-term debt	355	367	483
Less amount subject to compromise or held for sale	–	–	(440)
Less amount due within one year	(13)	(21)	(23)
Long-term debt	$ 342	$ 346	$ 20

Repayments of long-term debt over the next five years amount to $13 million in 2007, and $7 million in 2008.

(1) Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, affected creditors received floating rate notes ("FRN's") equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest on the FRN's is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of LIBOR plus 5.50% if paid in cash and LIBOR plus 3.50% if paid in new FRN's or if interest payments are deferred and accrued in accordance with the terms of the FRN's. Interest on the FRN's for the nine months ended December 31, 2006 totalled $22 million and is included in interest on long-term debt on the Consolidated Statement of Earnings (Loss). Interest has been calculated under the cash payment option consistent with the semi-annual payment made in September 2006. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% of face value until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL facility and the secured revolving term loan (Note 10) in all respects including rights to payment and enforcement until both the ABL facility and secured revolving term loan are repaid in full.

There was a $1 million gain recorded for the nine months ended December 31, 2006 due to the revaluation of the FRN's using the December 31, 2006 US dollar exchange rate.

(2) Province Note

In accordance with the Pension Agreement (see Note 12), the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares of Stelco. The Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum, payable semi-annually in cash or, at Stelco's option, by delivering Stelco common shares. Interest accrued on the Province Note for the nine months ended December 31, 2006 totalled $1 million and is included in financial expense. The semi-annual interest payment due in September 2006 was paid in cash. At March 31, 2006, the $150 million was allocated between the Province Note and the fair value of the warrants (see Note 15 for terms of the warrants). Upon the application of fresh start reporting on March 31, 2006, the Province Note was adjusted to its estimated fair value of $57 million (see Note 4) and will be accreted up to its face value over the term of the Note assuming an effective interest rate of 12%. During the nine months ended December 31, 2006 an accretion expense of $4 million was recorded in interest on long-term debt on the Consolidated Statement of Earnings (Loss).

(3) The term loan is an obligation of a wholly owned subsidiary of the Corporation.

(4) Liabilities subject to compromise.

Long term debt subject to compromise included unsecured debentures totaling $365 million and computer system financing in the amount of $47 million. All of the debt was in default.

Note 12. Employee Future Benefits

The Corporation, maintains a number of defined benefit and defined contribution plans providing benefits to most of its employees.

Defined contribution plans

Total expense and cash payments for the Corporation's defined contribution pension plans were $2 million for the nine months ended December 31, 2006 and $1 million for the three months ended March 31, 2006 ($2 million in 2005.)

Defined benefit plans

The defined benefit plans provide pension, other retirement, and post-employment benefits to salaried employees hired previous to August 1, 1997, and to most hourly rated employees. Employees do not contribute to the plans that are maintained by the Corporation.

Defined pension benefits for salaried employees are calculated based on an average of their highest five years earnings. Pensions payable from these plans are not indexed for inflation. Pension benefits for hourly rated employees are based on years of service multiplied by dollar factors in accordance with collective agreements in order to determine the monthly pension payment amount. Cost-of-living adjustments are provided for bargaining unit retirees in accordance with the collective agreements.

Other benefit plans provide health care benefits including dental, hearing, vision, prescription drugs, and hospital care to retirees, their spouses and dependants, and to the retirees' surviving spouses, and life insurance coverage on the retiree. In addition, other benefit plans provide compensated absence benefits in the form of vacation to be taken immediately before retirement if certain service requirements are met.

Pension Plan Funding Arrangements

As a condition of the CCAA Plan, Stelco and the Province entered into the Pension Agreement, effective on March 31, 2006 which contains the following principal terms:

- Stelco was obligated to make an initial up-front payment of $400 million to its four main pension plans less any contributions to plans already made in 2006. As a result, Stelco made a $382 million payment to the plans on March 31, 2006;
- Stelco will fund its four main pension plans in the following amounts in the years subsequent to December 31, 2005:
  - Years 1 -- 5: $65 million per year ($32.5 million in 2006), payable monthly, commencing July 1, 2006; and
  - Years 6 -- 10: $70 million per year, payable monthly;
- Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of certain minimum thresholds as set out in the Pension Agreement, subject to Stelco having more than a minimum liquidity amount;
- Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015 provided that any future benefit improvements will be required to be funded in accordance with the Pension Benefits Act and will be in addition to the funding payments outlined above; and
- The Pension Agreement covers the period until December 31, 2015 but will end earlier in the event that all four pension plans become fully funded on the solvency basis.

While the Pension Agreement with the Province has a prescribed funding obligation, as outlined above, pension plan enhancements, such as the recently negotiated hourly pension indexing, are excluded from this arrangement. Accordingly the hourly pension indexing is subject to additional cash funding under the Pension Benefits Act, totaling an estimated $121 million over the next eight years.

Cash payments to benefit plans

Total cash payments to employee future benefits plans, including cash contributed by the Corporation to funded pension plans, cash payments directly to employees for unfunded benefit plans other than pensions, and cash contributed to its defined contribution pension plans, was $552 million in 2006 ($176 million in 2005). The contributions for 2006 include:

	Nine months ended December 31, 2006	At March 31, 2006	Three months ended March 31, 2006	Twelve months ended December 31, 2005
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Pensions (1)	$ 54	$ 382	$ 24	$ 116
Other benefits (2)	80	–	12	60
Total	$ 134	$ 382	$ 36	$ 176

(1) Includes prescribed pension funding payments of $32.5 million in the nine months ended December 31, 2006, compared to $65 million required in 2007.

(2) Includes payments related to severances and early retirement incentives totalling $29 million, in the nine months ended December 31, 2006.

Funding for the Corporation's defined benefit pension plans are expected to be approximately $95 million in 2007. The Corporation currently expects that payments in 2007 for other benefit plans to be approximately $58 million.

Estimated average remaining service life

The estimated average remaining service life ("EARSL") of active employees covered by the defined benefit pension plans for 2006 ranges from 7 to 14 years (2005 ranged from 6 to 14 years). The estimated average remaining service life of active employees covered by the defined benefit plans providing other benefits ranges from 9 to 15 years in 2006 (2005 ranged from 8 to 14 years). EARSL is the period over which past service costs, and actuarial gains and losses in excess of the corridor, are amortized (Note 3).

Accrued benefit obligation and plan assets

Information about the Corporation's defined benefit plans, in aggregate, is as follows:

(In millions)	**At December 31, 2006**		**At March 31, 2006**		**At December 31, 2005**	
	Pension benefit plans	**Other benefit plans**	**Pension benefit plans**	**Other benefit plans**	**Pension benefit plans**	**Other benefit plans**
	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Accrued benefit obligation						
Balance at beginning of period [1]	$ 3,690	$ 1,332	$ 3,806	$ 1,376	$ 3,415	$ 1,212
Current service cost	25	10	12	6	45	11
Interest cost	150	50	44	14	192	69
Benefits paid	(187)	(51)	(56)	(12)	(217)	(58)
Actuarial losses (gains)	134	(39)	–	–	372	139
Plan curtailments	25	6	–	–	–	–
Plan amendments	48	(65)	–	–	1	–
Divestitures	–	–	–	–	(1)	–
Settlements	(30)	–	–	–	–	–
Other	(2)	2	–	1	(1)	3
Balance at end of period	3,853	1,245	3,806	1,385	3,806	1,376
Plan assets						
Fair value at beginning of period[1]	3,273	14	2,853	12	2,600	11
Actual return on plan assets	283	1	78	–	375	1
Employer contributions	51	2	23	4	98	2
Benefits paid	(187)	(1)	(56)	(2)	(217)	(1)
Divestitures	–	–	–	–	(1)	–
Settlements	(30)	–	–	–	(1)	–
Other	3	–	(1)	–	(1)	(1)
Fair value at end of period	3,393	16	2,897	14	2,853	12
Funded status – plan deficit	(460)	(1,229)	(909)	(1,371)	(953)	(1,364)
Unamortized net actuarial loss (gain)	15	(26)	823	470	877	476
Unamortized past service costs (gain)	44	(57)	185	(6)	188	(6)
Accrued benefit asset (liability)	(401)	(1,312)	99	(907)	112	(894)
Valuation allowance	(2)	–	–	–	–	–
Accrued benefit asset (liability) net of valuation allowance	$ (403)	$ (1,312)	$ 99	$ (907)	$ 112	$ (894)

(1) The opening balance of the accrued benefit obligation and plan assets for the Successor for the nine month period ended December 31, 2006 does not agree to the closing balances of the Predecessor at March 31, 2006 due to "fresh start" adjustments.

The accrued pension benefit obligation of the Predecessor at March 31, 2006 was reduced by $116 million, principally related to actuarial gains, while plan assets increased by $378 million, primarily due to a $382 million contribution required upon emergence from CCAA. Unamortized net actuarial losses and past service costs of the Predecessor, totalling $1,008 million were also eliminated.

The accrued benefit obligation of the Predecessor, for other benefit plans at March 31, 2006, decreased $53 million due to actuarial gains and foreign exchange adjustments. Unamortized net actuarial losses net of unamortized past service costs of $464 million were also eliminated.

The accrued benefit asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

(in millions)	At December 31, 2006 Pension benefit plans	At December 31, 2006 Other benefit plans	At March 31, 2006 Pension benefit plans	At March 31, 2006 Other benefit plans	At March 31, 2006 Pension benefit plans	At March 31, 2006 Other benefit plans	At December 31, 2005 Pension benefit plans	At December 31, 2005 Other benefit plans
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Deferred pension cost	$ –	$ –	$ –	$ –	$ 99	$ –	$ 112	$ –
Pension liability – current	(65)	–	(67)	–	–	–	–	–
Pension liability – non-current	(338)	–	(350)	–	–	–	–	–
Total pension asset (liability)	(403)	–	(417)	–	99	–	112	–
Employee future benefits liability - current	–	(58)	–	(60)	–	(60)	–	(60)
Employee future benefits liability – non curent	–	(1,254)	–	(1,258)	–	(847)	–	(834)
Total employee future benefits liability	$ –	$ (1,312)	$ –	$ (1,318)	$ –	$ (907)	$ –	$ (894)

Included in the above accrued benefit obligation and fair value of plan assets at period-end are the following amounts in respect of plans that are not fully funded:

(in millions)	At December 31, 2006 Pension benefit plans	At December 31, 2006 Other benefit plans	At March 31, 2006 Pension benefit plans	At March 31, 2006 Other benefit plans	At December 31, 2005 Pension benefit plans	At December 31, 2005 Other benefit plans
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Accrued benefit obligation	$ 3,754	$ 1,243	$ 3,604	$ 1,332	$ 3,806	$ 1,376
Fair value of plan assets	3,271	16	3,183	14	2,853	12
Funded status plan deficit	$ (483)	$ (1,227)	$ (421)	$ (1,318)	$ (953)	$ (1,364)

Pension Plan Assets

The Corporation's weighted average pension plan asset allocation at December 31 is as follows:

Percentage of plan assets	2006	2005
Asset category		
Equity investments	56%	53%
Debt investments	42%	43%
Other	2%	4%
Total	100%	100%

Net benefit plan cost

Elements of defined benefit costs recognized in the period:

Plans

(in millions)	Nine months ended December 31, 2006 Pension benefit plans	Nine months ended December 31, 2006 Other benefit plans	Three months ended March 31, 2006 Pension benefit plans	Three months ended March 31, 2006 Other benefit plans	Twelve months ended December 31, 2005 Pension benefit plans	Twelve months ended December 31, 2005 Other benefit plans
	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Current service cost	$ 25	$ 10	$ 12	$ 6	$ 45	$ 11
Interest cost	150	50	44	14	192	69
Net actual return on plan assets	(283)	(1)	(78)	–	(375)	(1)
Actuarial losses (gains) on the accrued benefit obligation in the period	134	(39)	–	–	372	139
Cost of plan amendments in the period	48	(65)	2	–	1	–
Ontario Pension Benefit Guarantee Fund	1	–	1	–	16	–
Employee future benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	75	(45)	(19)	20	251	218
Adjustments to recognize the long-term nature of employee future benefit costs:						
Difference between expected return and actual return on plan assets for the period	119[a]	–	35	–	193	–
Difference between actuarial gain (loss) recognized for the period and actual actuarial gain (loss) on accrued benefit obligation for the period	(134)[b]	39[b]	17	7	(310)	(121)
Difference between amortization of past service costs for the period and actual plan amendments for the period	(43)[c]	60[c]	3	–	21	(1)
Valuation allowance	1	–	–	–	(1)	–
Net benefit costs recognized in costs	18	54	36	27	154	96
Curtailments	24	(10)	–	–	–	–
Severances	–	11	–	–	–	–
Voluntary retirement incentive	–	25	–	–	–	–
Net benefit costs recognized as workforce reduction	24	26	–	–	–	–
Total net benefit costs recognized	$ 42	$ 80	$ 36	$ 27	$ 154	$ 96

(a) Expected return on plan assets of $164 million minus actual return on plan assets $283 million equals deferral of return on plan assets of $119 million.

(b) Pension benefit plans: Loss recognized in the period of nil minus actuarial loss on accrued benefit obligation in the period of $134 million equals deferral of actuarial loss of $134 million.

Other benefit plans: Gain recognized in the period of nil minus actuarial gain on accrued benefit obligation in the period of $39 million equals deferral of actuarial gain of $39 million.

(c) Pension benefit plans: Amortization of past service costs for the period of $5 million minus actual plan amendments in the period of $48 million equals deferral of past service costs of $43 million.

Other benefit plans: Amortization of past service gains for the period of $5 million less actual plan amendments in the period of $65 million equals deferral of prior period past service gains of $60 million.

Measurement and valuation

The measurement date for the Corporation's principal employee future benefit plans is December 31. As a result of the emergence from CCAA on March 31, 2006, the Corporation was required to undertake a comprehensive revaluation of its assets and liabilities, which included a remeasurement of all of the Corporation's pension and other benefit plan obligations under CICA Handbook Section 3461 – Employee Future Benefits. The results of the remeasurement, as reported in the first quarter 2006, included the elimination of previously recorded unamortized net actuarial losses and unamortized past service costs.

Plan Amendments

The plans were amended in 2006 (post CCAA emergence), as follows:

- a contract settlement reached in June 2006 with USW Local 1005 which contained benefit improvements, and an annual pension indexing tied to a cost of living adjustment for the term of the agreement;
- A change in early retirement eligibility under the principal salaried pension plans was announced and reflected in second quarter 2006. Employees who do not attain 30 years of service by December 31, 2007 will no longer be eligible for an unreduced early retirement pension prior to age 60;
- The principal salaried pension plans were amended to provide that future pensionable earnings for plan purposes will be base salary only (previously, all cash compensation was included). This change was reflected as of December 31, 2006;
- announced reductions in the other benefit programs, which substantially impacted the active salary workforce (and salaried retirees).

The pension plan amendments resulted in net past service costs of $48 million of which $5 million was recognized in 2006.

The other benefit plan amendments resulted in past service gain of $65 million of which $5 million was recognized in 2006.

The past service costs include the impact of changing the assumed retirement age from 58 to 59 for those salaried employees affected by the early retirement amendment and the impact of a change in the assumed rate of future compensation increase to 3% from 4% per annum.

Employment Reductions

Workforce reduction programs were undertaken post CCAA emergence, including:

- a Salaried Transition Assistance Program ("STAP"), which provided incentives for early retirement or resignation to employees who were members of the two principal salary defined benefit pension plans. The program closed on June 30, 2006;
- a Transition Assistance Program ("TAP"), which provided incentives for early retirement to Hamilton Steel bargaining unit employees as part of the contract settlement reached with USW Local 1005. The program closed on July 14, 2006.

As a result of the significant reduction of the salary workforce arising from the STAP program and the impact of certain reductions in the salary other benefit programs there was a net curtailment expense recognized in the second quarter 2006 of $14 million.

Other severance costs totaling $11 million in the nine month period ended December 31, 2006 consists of $8 million incurred in the second quarter 2006 and $3 million in the fourth quarter 2006.

The voluntary retirement incentive cost of $25 million incurred in the nine month period ended December 31, 2006 consists of a severance expense of $19 million in the second quarter 2006 related to the STAP and $6 million recognized in the third quarter 2006 related to the TAP.

Significant assumptions

Benefit obligations and the related effects on operations are calculated using actuarial models. In 2006, the following critical assumptions – the discount rate, the retirement age, mortality, expected return on pension fund assets, and healthcare cost trends – were important elements affecting plan cost and asset/liability measurement. Management evaluates these assumptions at least annually.

The significant actuarial assumptions adopted are as follows (weighted average):

Accrued benefit obligation as of:

	At December 31, 2006		At March 31, 2006		At December 31, 2005	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Discount rate	5.10%	5.20%	5.25%	5.25%	5.00%	5.00%
Expected long-term rate of return on plan assets	7.25%	8.50%	7.00%	8.50%	7.00%	8.50%
Estimated rate of compensation increase	3.00%	3.00%	4.00%	4.00%	4.00%	4.00%
Retirement age – salaried employees [1]	59	59	58	58	58	58

(1) Assumed retirement age of 59 applies to individuals affected by the early retirement amendment. Age 58 remains in effect for other employees.

Benefit costs for periods ended:

Predecessor	Three months ended March 31, 2006		Twelve months ended December 31, 2005	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Discount rate	5.00%	5.00%	5.75%	5.96%
Expected long-term rate of return on plan assets	7.00%	8.50%	7.50%	8.50%
Estimated rate of compensation increase	4.00%	4.00%	4.00%	4.00%
Retirement age – salaried employees	58	58	58	58

(1) Assumed retirement age of 59 applies to individuals affected by the early retirement amendment. Age 58 remains in effect for other employees.

Successor	Nine months ended December 31, 2006 [1]	
	Pension benefit plans	Other benefit plans
Discount rate	5.25%	5.25%
Expected long-term rate of retum on plan assets	7.00%	8.50%
Estimated rate of compensation increase	4.00%	4.00%
Retirement age – salaried employees	58	58

(1) Three plans were subject to remeasurement at June 30, 2006 for which discount rates of 5.50% (pensions) / 5.75% (other benefits plans) were used as well as the retirement age for salaried employees changed to 59.

Assumed health care cost trend rates at December 31:

	2006	2005
Initial health care cost trend rate	7.40%	8.10%
Cost trend rate declines to	4.50%	4.50%
Year that the rate reaches the rate it is assumed to remain at	2014	2014

The assumption for future drug costs for retirees over age 65 was reduced by 12% relative to prior assumptions to reflect expected savings as a result of a change in plan administrator and related improvements in claim adjudication processes and coordination with government programs, resulting in a $39 million reduction in the accrued benefit obligation at December 31, 2006.

Sensitivity Analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans (included in Other benefit plans). A one-percentage-point change in the assumed health care cost trend rates for the plans would have the following effects for 2006:

(in millions) increase (decrease)	One percentage point increase	One percentage point decrease
Total of service and interest cost	$ 9	$ (7)
Accrued benefit obligation	$ 193	$ (151)

Note 13. Components of Consolidated Income Taxes

Future Income Taxes

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective statement of financial position date.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. In accordance with CICA Handbook Section 3465 – Income Taxes, the benefit recognized in respect of the pre-fresh start tax assets has been applied to reduce unamortized intangible assets. During the nine months ended December, 2006, $16 million has been applied to intangible assets (Note 9).

Income Tax Reconciliation

The income tax expense (recovery) differs from the amount calculated by applying current Canadian income tax rates (federal and provincial) to the loss before income taxes from continuing operations, as follows:

(in millions)	Nine months ended December 31, 2006	Three months ended March 31, 2006	Twelve months ended December 31, 2005
	(Successor)	(Predecessor)	(Predecessor)
Loss before income taxes from continuing operations	$ (187)	$ (85)	$ (39)
Income tax expense (recovery) computed using statutory income tax rates (2006 – 43%)	(80)	(37)	(17)
Manufacturing and processing credit	17	8	4
Net income tax expense (recovery) – (34%)	(63)	(29)	(13)
Add (deduct):			
Resource allowance / depletion	(4)	–	(7)
Valuation allowance	80	20	(16)
Minimum tax	(1)	1	3
Impact of intercompany foreign exchange	–	–	4
Other	2	2	(1)
	77	23	(17)
Income tax expense (recovery)	$ 14	$ (6)	$ (30)

Components of future income tax assets and liabilities are summarized as follows:

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Future income tax assets			
Employee future benefits			
Pre fresh start	$ 353	$ 402 [1]	$ 300
Post fresh start	56	46	–
Pension liability – post fresh start	125	142	–
Non-capital loss carry-forwards			
Pre fresh start	28	33 [1]	97
Post fresh start	122	119	–
Corporate minimum taxes			
Pre fresh start	12	12 [1]	18
Post fresh start	2	5	–
Net capital losses			
Pre fresh start	6	6 [1]	7
Post fresh start	1	–	–
Other	37	21	17
Total future income tax assets before valuation allowance	$ 742	$ 786	$ 439
Less: valuation allowance			
Pre fresh start	(399) [2]	(453)	(289)
Post fresh start	(80)	–	–
Total future income tax assets after valuation allowance	$ 263	$ 333	$ 150
Future income tax liabilities			
Plant and equipment – difference in net book value and unamortized capital cost	$ 324	$ 382	$ 118
Deferred pension cost	–	–	37
Investment in joint ventures	–	–	36
Other	–	20	17
Total future income tax liabilities	324	402	208
Net future income tax asset (liability)	$ (61)	$ (69)	$ (58)

(1) The pre fresh start future income tax assets represent those tax assets that were not recognized at March 31, 2006, having been offset with a valuation allowance.

(2) The change in the pre fresh start valuation allowance consists of the impact of a federal income tax rate reduction ($38 million) and the realization of pre fresh start future income tax assets ($16 million) recorded as a reduction of intangible assets.

The future income tax asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Future income tax asset – current	$ 27	$ 7	$ 22
Future income tax asset – non-current	–	–	12
Future income tax liability – non-current	(88)	(76)	(92)
Net future income tax asset (liability)	$ (61)	$ (69)	$ (58)

The Corporation has Canadian federal and provincial income tax loss carry forwards which approximate and expire as follows:

Year of Expiry (in millions)	Federal	Ontario
2007	$ 32	$ 32
2008	21	42
2009	23	24
2010	21	182
2011	7	7
2015 and thereafter	280	390
	$ 384	$ 677

Note 14. Asset Retirement Obligations

Asset retirement obligations relate to the site restoration and reclamation of iron ore properties at the Corporation's mining interests in Wabush, Tilden and Hibbing.

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Opening balance	$ 22	$ –	$ 12
Accretion expense	2	–	2
Effect of change in estimates	–	–	1
Liabilities incurred (settled)	–	–	–
Ending balance	$ 24	$ 22(1)	$ 15
Underlying assumptions:			
Undiscounted cash flow estimates	86	86	86
Credit-adjusted interest rate	12.00%	12.00%	16.65%
Time frame to settle the obligations (years)	2013 – 2050	2013 – 2050	2013 – 2050

(1) Reflects the estimated fair value assigned to this obligation under fresh start reporting (Note 4).

A former participant in Wabush funded its estimated share of mine closure costs at the time of exit from the joint venture. These funds ($6 million at December 31 and March 31 2006; $4 million at December 31, 2005) are reflected in other non-current assets on the Statement of Financial Position.

Note 15. Capital Stock, Warrants and Dividends

(a) Authorized Shares

The Corporation is authorized to issue an unlimited number of preferred shares, issuable in series, an unlimited number of common shares and an unlimited number of redeemable shares. There are no preferred shares or redeemable shares outstanding.

(b) Common Shares

	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Total number of Predecessor common shares (series A and B)	–	–	102,249,198
Total number of new common shares	27,123,908	26,100,000	–
Total (in millions)	$149	$144	$781

The Corporation issued 26,100,000 new common shares upon emergence from CCAA with a value of $5.50 per share. On April 2, 2006, the President and Chief Executive Officer purchased 1,000,000 newly issued common shares for cash consideration of $5.5 million. As a result of the exercise of warrants, referred to below, and stock options (Note 17) during the nine months ended December 31, 2006, there are 27,123,908 common shares outstanding at December 31, 2006.

(c) Dividends

Under the terms of the Corporation's lending agreements no dividends can be declared or paid until certain conditions have been met.

(d) Warrants

Upon emergence from CCAA, the Corporation issued a total of 2,269,600 warrants. The holders of liabilities subject to compromise received 1,418,500 warrants with an estimated fair value of $2 million as partial consideration in exchange for their claim accepted under CCAA. The Province received 851,100 warrants with an estimated fair value of $1 million as partial consideration for the province loan (Note 11). Each warrant entitles the holder to purchase one common share at an exercise price of $11.00. The warrants have a term of seven years and are exercisable up to their expiration on March 31, 2013. A total of 5,158 warrants were exercised in the nine months ended December 31, 2006.

Note 16. Earnings (loss) per common share

During the nine months ended December 31, 2006, the three months ended March 31, 2006, and the twelve months ended December 31, 2005 a basic net loss from continuing operations and a basic net loss was incurred, therefore options and warrants related information have not been used to calculate fully diluted earnings per share from continuing operations and fully diluted earnings per share as both are anti-dilutive where applicable.

Note 17. Stock-based compensation

Incentive Stock Option Plan

On April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The ISOP is intended to attract and retain superior directors, officers, advisors, employees and other persons engaged to provide ongoing services to the Corporation or its affiliates. The total number of stock options available under the ISOP is 2,610,000, of which 1,944,000 were initially issued on April 1, 2006 at an exercise price of $5.50 per common share. The options vest semi-annually over a four-year period from the date of the grant (the "Grant Date") in eight equal installments, subject to acceleration under certain circumstances. The options expire 10 years after the Grant Date. In accordance with the provisions of the ISOP, the exercise price of options granted thereunder is required to be the market value, as defined in the ISOP, on the Grant Date. During the nine months ended December 31, 2006, 18,750 options were exercised for treasury stock at $5.50 per common share, an additional 150,000 options were granted at an exercise price of $17.75 and 300,000 options were forfeited at an exercise price of $5.50. The total options available under the ISOP at December 31, 2006 are 816,000.

Total compensation expense of $1 million has been included in costs for the nine months ended December 31, 2006.

The compensation expense for grants made under the ISOP was determined at the grant date using the fair value method by applying the Black-Scholes option-pricing model using the following assumptions:

Grant date	June 21, 2006	April 1, 2006
Expected volatility	40%	40%
Risk-free interest rate	4.33%	4.00%
Expected life	0 – 4 years	0 – 4 years
Expected dividends	Nil	Nil

The weighted average exercise price for options outstanding at December 31, 2006 is $6.54.

Note 18. Reorganization Items

Reorganization items relate to payments made in connection with various professional advisor fees and certain financing break fees associated with the reorganization and restructuring of the Corporation on March 31, 2006.

(in millions)	Three months ended March 31, 2006	Twelve months ended December 31, 2005
Professional fees	$ 12	$ 53
Break fees (ii)	–	22
Success fees (i)	9	–
Financing fees (iii)	–	1
Total reorganization items	$ 21	$ 76

(i) Fees paid to various advisors of the Corporation when the Third Amended Restated Plan of Arrangement and Reorganization was approved and implemented.

(ii) In March 2005, Stelco discontinued the capital raising process and decided to pursue a recapitalization of the Corporation and as a result, Deutsche Bank became entitled to a break fee of approximately $11 million. In December 2005, Tricap became entitled to break fees totalling approximately $11 million as a result of the significant changes that were made to the Plan.

(iii) Related to fees incurred for the DIP facility and the write-off of deferred fees associated with the convertible debentures.

Note 19. Proportionately Consolidated Joint Ventures

The Corporation's joint ventures are an integral part of operations and exist to provide raw materials and certain manufacturing, finishing, and sales functions.

The following is a summary of the Corporation's proportionate share of the financial position, operating results, and cash flows of the joint ventures.

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Current assets	$ 123	$ 155	$ 80
Other assets	534	541	166
Total assets	657	696	246
Current liabilities	87	90	53
Other liabilities	148	169	39
Equity	$ 422	$ 437	$ 154

(in millions)	Nine months ended December 31, 2006	Three months ended March 31, 2006	Twelve months ended December 31, 2005
	(Successor)	(Predecessor)	(Predecessor)
Revenue	$ 46	$ 16	$ 21
Expense	23	17	17
Net earnings from continuing operations	23	(1)	4
Net earnings from discontinued operations	–	–	11
Net earnings	$ 23	$ (1)	$ 15

(in millions)	Nine months ended December 31, 2006	Three months ended March 31, 2006	Twelve months ended December 31, 2005
	(Successor)	(Predecessor)	(Predecessor)
Cash provided by (used for)			
Operating activities	$ 25	$ 20	$ 38
Investing activities	(18)	(20)	(36)
Financing activities	–	–	(2)
Discontinued operations activities	–	–	2
Net increase (decrease) in cash and cash equivalents	$ 7	$ –	$ 2

Note 20. Commitments and Contingencies

Capital Programs and Other Commitments

Stelco has binding commitments for capital programs totaling $41 million. Of this amount, $30 million relates to capital projects at the Corporation's various mining interests.

Pursuant to an outsourcing agreement, the Corporation has committed approximately $125 million up to and including year 2012.

Operating leases

Future minimum rental payments required under operating leases have initial or remaining lease terms in excess of one year at December 31, 2006 are:

(in millions)		
2007	$	9
2008		6
2009		5
20010		4
2011		3
Subsequent to 2011		-
Total operating leases	$	27

Contingencies

On June 28, 2005, Georgian Windpower Corporation ("GWC") commenced a lawsuit against Stelco Inc. alleging, among other things, breach of contract by Stelco in connection with Stelco's termination in April 2005 of a Memorandum of Understanding and Agreement to Enter into a Land Lease Agreement between Stelco and GWC. GWC has claimed damages of $350 million. On May 31, 2006, the Corporation served its statement of defense. Examinations for discovery are ongoing. The Corporation is vigorously defending this action. The result and value of the GWC claim is not determinable at this time and consequently the Corporation has not recorded any provisions in the consolidated financial statements.

Note 21. Supplemental Disclosure of Cash flow Information

(in millions)	Nine months ended December 31, 2006		Three months ended March 31, 2006		Twelve months ended December 31, 2005	
	(Successor)		(Predecessor)		(Predecessor)	
Cash paid for interest	$	37	$	7	$	23
Cash paid for income taxes		14		4		19

Note 22. Financial Instruments

Interest rate risk

The Corporation did not enter into any interest rate swap agreements during the nine months ended December 31, 2006. As at December 31, 2006 there were no interest rate swap agreements in place.

Foreign exchange risk

No foreign exchange contracts were entered into in the nine months ended December, 2006. Accordingly, none were outstanding as at December 31, 2006.

Concentration of credit risk

A significant portion of the Corporation's revenues are sourced from either direct or indirect sales to the automotive industry, although the Corporation does not have significant exposure to any individual customer within this sector. The Corporation reviews its customers' credit histories before extending credit and conducts regular reviews of its existing customers' credit performances.

Fair values

The estimated fair value of the Corporation's long-term debt, including the portion due within one year is $363 million. The carrying value of other financial instruments approximates fair value due to the short maturities or the terms and conditions attached to these instruments.

Note 23. Segmented Information

The following provides segmented information by geographic area. Sales are allocated to the country in which the third party customer receives the product:

(In millions)	Nine months ended December 31, 2006		Three months ended March 31, 2006		Twelve months ended December 31, 2005	
	(Successor)		(Predecessor)		(Predecessor)	
Geographic segments						
Net sales						
Canada	$	1,627	$	609	$	2,257
United States		187		60		279
Other		16		5		17
Net Sales	$	1,830	$	674	$	2,553

(In millions)	At December 31, 2006		At March 31, 2006		At December 31, 2005	
	(Successor)		(Successor)		(Predecessor)	
Capital assets – net						
Canada	$	1,369	$	1,398	$	947
United States		375		377		57
Capital assets – net	$	1,744	$	1,775	$	1,004

Note 24. Comparative Figures

As a result of a substantial realignment of equity and non-equity interests in the Corporation (Note 4), "fresh start" reporting was adopted on March 31, 2006. Accordingly, the Consolidated Financial Statements of the Successor are not comparable to Predecessor (see Note 1).

Board of Directors

The Stelco Board of Directors currently consists of nine members including one full-time employee of the Company. The Board met 15 times during 2006, six of which meetings occurred after April 1, 2006, and met several more times informally for briefing sessions in the first three months of 2006.

Courtney Pratt
Chair of the Board
Stelco Inc.
Director since 2002

Dennis Belcher
Corporate Director
Director since April 1, 2006

Laurie Bennett, CA
Corporate Director
Director since April 1, 2006

Steven Cohn
Managing Director
Alvarez & Marsal, LLC
Director since April 1, 2006

Steve Douglas
Managing Partner
Brookfield Asset Management Inc.
Director since May 10, 2006

Pierre Dupuis
Corporate Director
Director since April 1, 2006

John Lacey
Chairman
Advisory Board of Tricap Restructuring Fund
Director since April 1, 2006

Cyrus Madon
Manager Director
Brookfield Asset Management Inc.
Director since April 1, 2006

Rodney Mott
President and Chief Executive Officer
Stelco Inc.
Director since June 22, 2006

Regrettably, Mr. D. Anthony (Tony) Molluso, a former director of Stelco, passed away earlier this year. Mr. Molluso made a valued contribution to Stelco's Board of Directors and will be missed by his colleagues and friends at Stelco.

Officers and Executives

Courtney Pratt
Chairman of the Board

Rodney B. Mott
President and Chief Executive Officer

J. Kenneth Rutherford
Chief Financial Officer

D. C. Hutchison
General Counsel and Corporate Secretary

Peter K. Knocke
Vice President, and General Manager,
Lake Erie Steel

William J. McKenzie
Vice President, and General Manager, Hamilton Steel

Michael A. McQuade
Vice President, Finance

Jerome V. Nelson
Vice President,
Sales and Marketing

Gary R. Seichter
Vice President,
Corporate Controller

Karen A. Smith
Vice President,
Human Resources

Gordon C. Spelich
Vice President,
Business Development and Strategic Planning

Board Committees

The Board has five committees: an Audit Committee, a Corporate Governance Committee, a Health, Safety and Environment Committee, a Human Resources and Compensation Committee, and a Pension Committee.

Audit Committee

The Committee oversees the financial affairs of the Corporation, including the control environment within which effective financial reporting occurs. The Committee reviews all financial disclosure documents and the public disclosure of such information. It reviews and makes recommendations related to the appropriateness of the Corporation's accounting principles and practices. The Committee is also responsible for the assessment and appointment of an independent auditor. The complete Audit Committee Charter is published in the 2005 Annual Information Form. The Committee met five times during 2006.

Members:
Laurie Bennett, Chair
Dennis Belcher
Steven Cohn

Corporate Governance Committee

The Committee reviews, makes recommendations and provides oversight on material issues, policies, practices, and external developments affecting the effectiveness and the performance of the Board of Directors. The Committee provides oversight on Board effectiveness in context of corporate objectives, management performance, and the expectations of key stakeholders. Among its chief responsibilities is to review, recommend and modify policies with respect to the composition, compensation, education and performance guidelines of the Board of Directors. The Committee met four times in 2006.

Members:
John Lacey, Chair
Pierre Dupuis
Cyrus Madon

Health, Safety and Environment (HS&E) Committee

The Committee oversees the practices, programs and systems followed by the Corporation with respect to health, safety and environmental matters. This oversight empowers the Committee to satisfy itself that the Corporation is compliant with applicable HS&E legislation in the jurisdictions in which it conducts business. Furthermore, the Committee is accountable for reporting and making recommendations to the Board on any material issue – ethical, social, political, financial – that could affect the Corporation's stewardship and reputation on HS&E issues. The Committee met four times in 2006.

Members:
Pierre Dupuis, Chair
Steve Douglas

Human Resources and Compensation Committee

The Committee is responsible for developing, maintaining and modifying policies and practices that support and provide oversight to succession planning and compensation for senior management, including the chief executive officer. The areas of oversight responsibility include senior executive recruitment, development and retention. Under its charter, the Committee is empowered to make recommendations to the Board of Directors for policies aimed at strengthening the Corporation's human resources and compensation practices. The Committee met five times during 2006.

Members:
Cyrus Madon, Chair
Pierre Dupuis
John Lacey

Pension Committee

The Committee is accountable to the Board of Directors for ensuring that the necessary policies, practices, systems and personnel are in place within the Corporation (or through duly appointed agents) to carry out the effective administration of the Corporation's Retirement and Pension Plans. The Committee has the authority to delegate responsibilities and appoint members to a pension advisory committee of management representatives for the purpose of operationalizing actions and decisions compliant with Committee recommendations approved by the Board of Directors. The Committee met three times during 2006.

Members:
Steve Douglas, Chair
Dennis Belcher
Laurie Bennett

Corporate Directory

Corporate office

Stelco Inc.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Tel: (905) 528-2511
Fax: (905) 308-7002
Internet address:
www.stelco.com

Courier address
386 Wilcox Street
Hamilton, Ontario L8L 8K5

Investor Information

Questions and comments regarding Stelco Inc. or any information appearing in the annual and quarterly reports or any other corporate publication may be directed to:

Stelco Inc.
Investor Relations
Hamilton, Ontario L8N 3T1

Telephone:	(905) 528-2511 Ext. 3337
E-mail:	info@stelco.ca

The Corporation's annual and quarterly reports, media releases, and other investor information may be found at Stelco's web site: www.stelco.com

Inquiries regarding change of address or other share administration matters should be directed to:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

Telephone:	(416) 643-5500
Toll free:	1 800 387-0825
Fax:	(416) 643-5501

www.cibcmellon.com
E-mail: inquiries@cibcmellon.com

Information contained in or otherwise accessible through our web site or any other web site referred to herein does not form part of this Report.

100

RECEIVED

FEE RULE
FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Stelco Inc.

Fiscal year end date used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	27,123,908	(i)		
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii) (A) and (B) of the Rule)	20.49	(ii)		
Market value of class or series	(i) x (ii) =		555,769	(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)			n/a	(B)

Market value of other securities:

(see paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		363,014	(C)
Floating Rate Notes	282,174		
Province notes	60,887		
~~(Repeat for each class or series of securities)~~		26,607	(D)
Slabco note	19,952		

Capitalization
(Add market value of all classes and series of securities) (A)+(B)+(C)+(D) = 945,390

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) 20,500

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation Fee X Number of entire months remaining in the issuer's fiscal year / 12 = ______

Late Fee, if applicable
(As determined under section 2.5 of the Rule) ______

Management's Statement of Responsibility

Management of Stelco is responsible for the preparation of the accompanying consolidated financial statements and related information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen methods which management believes to be appropriate in the circumstances. Where estimates or judgments have been required, management has determined such amounts on a reasonable basis in conformity with Canadian generally accepted accounting principles.

In meeting its reporting responsibility, management has established and followed policies and procedures and systems of internal control designed to (i) provide reasonable assurance that assets were safeguarded from loss or unauthorized use and (ii) produce reliable financial information. Management, with participation of the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as defined in the Canadian Securities Administrators National Instrument 52-109 as at December 31, 2006 and has concluded that such disclosure controls and procedures are effective. These internal control systems were periodically tested and evaluated by the internal auditors and management took any action necessary to respond appropriately to their recommendations. Management recognizes the limits inherent in all systems of internal control but believes that Stelco has established effective and responsive systems of internal control through the careful selection of employees, the division of responsibilities, and the application of formal policies and procedures.

The Board of Directors oversees management's preparation of the consolidated financial statements and ultimately approves the consolidated financial statements and related disclosure based on a recommendation from the Audit Committee of the Board of Directors. As a basis for recommending approval of the consolidated financial statements to the Board of Directors, the Audit Committee, among other things, reviews with management the Corporation's internal controls over financial reporting and the accounting policies and procedures employed by the Corporation for financial reporting purposes and, as well, meets independently with internal and external auditors to consider the results of their audits.

Stelco's management believes that the systems of internal control, review procedures, and established policies provide reasonable assurance that the financial information is relevant, reliable and accurate.

The Audit Committee recommended the appointment of the Corporation's external auditors, KPMG LLP, to examine the consolidated financial statements of the Corporation in accordance with auditing standards generally accepted in Canada. The external auditors' report as to the fairness of presentation of these consolidated financial statements and their conformity with Canadian generally accepted accounting principles is included in this Annual Report.

Rodney B. Mott
President and Chief Executive Officer

J. Kenneth Rutherford
Chief Financial Officer

HAMILTON, ONTARIO
March 7, 2007

Auditors' Report

To the shareholders of Stelco Inc.

We have audited the consolidated statements of financial position of Stelco Inc. as at December 31, 2006, March 31, 2006 and December 31, 2005 and the consolidated statements of earnings (loss), retained deficit, and cash flows for the nine months ended December 31, 2006, three months ended March 31, 2006 and the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006, March 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for the nine months ended December 31, 2006, three months ended March 31, 2006 and the year ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Hamilton, Canada
March 7, 2007

Consolidated Statements of Earnings (Loss)

(in millions, except per share amounts)	Nine Months Ended December 31, 2006 (1)		Three Months Ended March 31, 2006 (1)		Twelve Months Ended December 31, 2005	
	(Successor)		(Predecessor)		(Predecessor)	
Net Sales	$	1,830	$	674	$	2,553
Costs		1,829		695		2,370
		1		(21)		183
Amortization of property, plant and equipment		83		27		108
Amortization of intangible assets		2		1		3
Operating earnings (loss) before the following:		(84)		(49)		72
Employee future benefits – workforce reduction costs (Note 12)		50		–		–
Foreign exchange gain on long-term debt (Note 11)		(1)		–		–
Gain on sale of plate mill assets (Note 7)		–		–		(20)
Reorganization items (Note 18)		–		21		76
Financial expense						
Interest on long-term debt subject to compromise		–		10		40
Interest on long-term debt		28		–		2
Other interest – net		26		5		13
Loss before income tax from continuing operations		(187)		(85)		(39)
Income tax expense (recovery) (Note 13)						
Current		7		7		19
Future		7		(13)		(49)
Net loss from continuing operations		(201)		(79)		(9)
Net loss from discontinued operations (Note 1)		–		(43)		(64)
Net loss	$	(201)	$	(122)	$	(73)
Loss per common share (Note 16)						
Basic						
Continuing operations	$	(7.42)	$	(0.77)	$	(0.09)
Net loss	$	(7.42)	$	(1.19)	$	(0.71)
Fully diluted						
Continuing operations	$	(7.42)	$	(0.77)	$	(0.09)
Net loss	$	(7.42)	$	(1.19)	$	(0.71)
Weighted average common shares outstanding – millions		27.1		102.2		102.2

(1) The nine-month period ended December 31, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Retained Deficit

(in millions)	Nine Months Ended December 31, 2006 (1)		Three Months Ended March 31, 2006 (1)		Twelve Months Ended December 31, 2005	
	(Successor)		(Predecessor)		(Predecessor)	
Balance at beginning of period	$	–	$	(461)	$	(388)
Net loss		(201)		(122)		(73)
Balance at end of period	$	(201)	$	(583)	$	(461)
Fresh start adjustment (Note 4)				583		
Balance at end of period – post fresh start			$	–		

(1) The nine-month period ended December 31, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Financial Position

(in millions)	At December 31 2006	At March 31 2006	At December 31 2005 [1]
	(Successor)	(Successor) (Notes 1 and 4)	(Predecessor)
Assets			
Current assets			
Cash and cash equivalents	$ –	$ 2	$ 25
Restricted cash (Note 5)	–	34	17
Accounts receivable	214	418	294
Inventories (Note 6)	693	740	783
Prepaid expenses	28	24	29
Future income taxes (Note 13)	27	7	22
Assets held for sale (Note 7)	–	–	351
	962	1,225	1,521
Other assets			
Property, plant and equipment (Note 8)	1,743	1,757	932
Intangible assets (Note 9)	1	18	72
Future income taxes (Note 13)	–	–	12
Deferred pension cost (Note 12)	–	–	112
Other	32	36	21
	1,776	1,811	1,149
Total Assets	**$ 2,738**	**$ 3,036**	**$ 2,670**
Liabilities and Shareholders' Equity			
Current liabilities			
Bank and other short-term indebtedness (Note 10)	$ –	$ –	$ 191
Revolving term loans (Note 10)	–	35	–
Accounts payable and accrued	220	245	232
Employee future benefits (Note 12)	58	60	60
Pension liability (Note 12)	65	67	–
Income and other taxes	1	17	8
Long-term debt due within one year (Note 11)	13	21	23
Liabilities held for sale (Note 7)	–	–	206
	357	445	720
Other liabilities			
Employee future benefits (Note 12)	1,254	1,258	834
Pension liability (Note 12)	338	350	–
Long-term debt (Note 11)	342	346	20
Revolving term loans (Note 10)	383	392	–
Future income taxes (Note 13)	88	76	92
Asset retirement obligation (Note 14)	24	22	15
	2,429	2,444	961
Liabilities subject to compromise (Note 4)	–	–	630
Total Liabilities	**2,786**	**2,889**	**2,311**
Shareholders' Equity			
Convertible debenture conversion option (Note 4)	–	–	23
Capital stock (Note 15)	149	144	781
Contributed surplus	1	–	16
Warrants (Note 15)	3	3	–
Retained deficit	(201)	–	(461)
Total Shareholders' Equity (Deficit)	**(48)**	**147**	**359**
Total Liabilities and Shareholders' Equity	**$ 2,738**	**$ 3,036**	**$ 2,670**

(1) Due to the application of fresh start reporting (Note 4), the Consolidated Statement of Financial Position of the Predecessor and Successor are not comparable.

Commitments and contingencies (Note 20).

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In millions)	Nine months December 31, 2006 (1)	Nine months At March 31, 2006	Three months ended March 31, 2006 (1)	Twelve months ended December 31, 2005
	(Successor)	(Notes 2 and 4) (Plan Implementation)	(Predecessor)	(Predecessor)
Cash provided by (used for)				
Operating activities				
Net loss from continuing operations	$ (201)	$ –	$ (79)	$ (9)
Adjustments for items not affecting cash				
Reorganization items (Note 18)	(12)	–	(1)	7
Amortization of property, plant, and equipment	83	–	27	108
Amortization of intangible assets	2	–	1	3
Future income taxes (Note 13)	7	–	(13)	(49)
Employee pension and other future benefits	(34)	(382)	28	83
Foreign exchange gain on floating rate notes (Note 11)	(1)	–	–	–
Employee future benefits – workforce reduction costs	21	–	–	–
Fresh start inventory revaluation (Note 4)	60	–	–	–
Gain on sale of plate mill assets (Note 7)	–	–	–	(20)
Accretion of asset retirement obligation (Note 14)	2	–	–	2
Accretion of Province note fair value adjustment (Note 11)	4	–	–	–
Amortization of deferred debt issue expense	3	–	–	–
Stock option expense (Note 17)	1	–	–	–
Other	(1)	–	(4)	1
	(66)	(382)	(41)	126
Changes in operating elements of working capital				
Accounts receivable	194	–	(127)	78
Inventories	(13)	–	102	(134)
Prepaid expenses	(4)	–	5	6
Accounts payable and accrued	(10)	–	9	41
Income and other taxes	(16)	–	9	(1)
	151	–	(2)	(10)
Discontinued operations	–	–	–	51
	85	–	(43)	167
Investing activities				
Proceeds from sale of non-core assets (Note 7)	31		107	32
Expenditures for capital assets	(101)		(49)	(154)
Discontinued operations	–		–	(15)
	(70)		58	(137)
Financing activities				
Increase (decrease) in bank indebtedness	–	(182)	(9)	5
Increase (decrease) in revolving term loans (Note 10)	(44)	427	–	–
Financing issue expenses	–	(13)	–	–
Reduction of long-term debt (Note 11)	(12)	–	(12)	(17)
Proceeds from issue of long-term debt	–	150	–	–
Proceeds from issue of common shares (Note 15)	5	108	–	–
Reduction of liabilities subject to compromise	–	(108)	–	–
Discontinued operations	–	–	–	(10)
	(51)	382	(21)	(22)
Cash, cash equivalents and restricted cash				
Net increase (decrease)	(36)	–	(6)	8
Balance at beginning of period	36	36	42	43
Balance at end of period	$ –	$ 36	$ 36	$ 51
Consists of:				
Cash and cash equivalents	$ –	$ 2	$ 2	$ 25
Restricted cash (Note 5)	–	34	34	17
Cash and cash equivalents held for sale	–	–	–	9
	$ –	$ 36	$ 36	$ 51

(1) The nine-month period ended December 31, 2006 is not comparable with three months ended March 31, 2006 and has therefore been reported separately.

Supplemental disclosure of cash flow information (see Note 21)

See accompanying Notes to the Consolidated Financial Statements.

Note 1. Business Description and CCAA History
Business Description

Stelco Inc. ("Stelco" or the "Corporation") is one of Canada's largest steel producers. The Corporation operates two integrated steel plants in Ontario, Canada which produce a variety of steel products for customers in the automotive, steel service center, appliance, energy, construction and pipe and tube industries within North America. In addition, Stelco has ownership interests in three iron ore properties. Through these ownership interests and related supply agreements, Stelco has secured approximately 90% of its requirements for iron ore. Stelco operates its businesses through partnerships, subsidiaries and joint ventures. Where applicable, "Stelco" and the "Corporation" refer to Stelco Inc. and its partnerships, subsidiaries and joint ventures collectively.

CCAA History

On January 29, 2004, Stelco and certain related entities filed for protection under the *Companies' Creditors Arrangement Act* ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice granting it creditor protection. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Proceedings"). The Canadian proceedings included Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and Stelwire Ltd. ("Stelwire"), which were collectively referred to as the "Applicants". The U.S. Proceedings included Stelco, Stelpipe, and Stelwire. The Corporation's other subsidiaries and joint ventures were not included in the proceedings. For the periods prior to emergence from CCAA, collectively, the Applicants and the Corporation's other subsidiaries and joint ventures are referred to as the "Predecessor" in the consolidated financial statements and notes.

At the end of the day on March 31, 2006, the Predecessor implemented its Third Amended and Restated Plan of Arrangement and Reorganization (the "CCAA Plan"), as approved by the Court on January 20, 2006, and emerged from CCAA protection. For the purpose of these Consolidated Financial Statements the Corporation is referred to as the "Successor" in respect of the period after implementation of the CCAA Plan. Also, on March 31, 2006, a plan of arrangement under the Canada Business Corporation Act ("the CBCA") that involved the Corporation (the "CBCA Plan") was implemented. In accordance with the CBCA Plan, the Predecessor's business was reorganized with specific assets and liabilities being transferred into separate limited partnerships ("LP's"). Upon implementation of this reorganization, Stelco became the parent company and limited partner of these limited partnerships. Further information on the CCAA Plan and CBCA Plan is outlined below.

Discontinued Operations

As part of the CCAA, Stelco divested all of its manufactured products and mini-mill businesses. The impact on earnings for the three months ended March 31, 2006 was a net loss of $43 million (net of income tax of $2 million), and for the year ended December 31, 2005, net loss of $64 million (net of income tax recoveries of $5 million).

Treatment of Stakeholders Compromised Under the CCAA Plan

Holders of Affected Claims

Under the CCAA Plan, the claims of the unsecured creditors (the "Affected Creditors") were not satisfied in full by the consideration distributed under the CCAA Plan. At March 31, 2006, the final accepted Affected Creditor claims of $547 million were settled in exchange for the following:

- New Secured Floating Rate Notes ("FRNs") in the US dollar equivalent of $275 million Canadian ($235 million US);
- 6,364,000 newly issued common shares (the "New Common Shares") of Stelco valued at $5.50 per share (1,100,000 prorated among all Affected Creditors and 5,264,000 prorated based on amounts elected through the share election process);
- Cash of $108,548,000; and
- Warrants exercisable for an aggregate of 1,418,500 New Common Shares (the "New Warrants") with an exercise price of $11.00 per New Common Share and a seven-year term.

Holders of Series A and B Voting Common Shares

The Series A and B voting common shares previously outstanding were exchanged into new redeemable shares at a ratio of 0.000001 for each such share. Such shares were then redeemed and cancelled on March 31, 2006 for nil consideration.

Agreements

Plan Sponsor Agreement

The New Common Shares of the restructured Stelco were divided among three groups under the CCAA Plan: the Affected Creditors (as referred to above), the Province of Ontario (the "Province") and Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors"). The Province obtained its equity interest as part of the financing provided to Stelco (Note 11) wherein it received warrants to purchase 851,100 New Common Shares. The Equity Sponsors acquired their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, the Equity Sponsors agreed to purchase 19,736,000 New Common Shares of Stelco at a price of $5.50 per share for proceeds of $108,548,000. These funds were used for the cash distribution to Affected Creditors under the Plan as referred to above.

Pension Plan Funding Agreement

Stelco and the Province along with the Superintendent of Financial Services of Ontario and certain of the newly formed LPs entered into a pension funding agreement (the "Pension Agreement") on March 31, 2006 that outlines the funding arrangements with respect to Stelco's four main pension plans. The purpose of the Pension Agreement is to transition the four main plans from the Section 5.1 election of Regulation 909 of the Pension Benefits Act (Ontario) (the "PBA"), which had exempted the four main plans from funding of the solvency deficiencies under the plans in exchange for higher pension benefit guarantee fund payments, to the general regulatory requirements of the PBA by no later than January 1, 2016. See Notes 11, 12, and 15 for further details.

CCAA Plan Financing

New financing was raised under the CCAA Plan from the following sources:

- New ABL Facility (asset based loan) (Note 10) up to $600 million
- New Secured Revolving Term Loan (Note 10) $375 million
- New Province Note (Note 11) $150 million
- Federal Government (cancelled in June 2006) $30 million

Note 2. Basis Of Presentation

The consolidated financial statements of the Successor and Predecessor companies are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP. As a result of a substantial realignment of equity and non-equity interests in the Corporation (Note 4), "fresh start" reporting was adopted on March 31, 2006. In accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1625 – "Comprehensive Revaluation of Assets and Liabilities", the Corporation undertook a comprehensive revaluation of its assets and liabilities. As required by CICA Handbook Section 1625, the enterprise value has been allocated based upon management's best estimate of the relative fair values of the identifiable assets and liabilities of the Corporation in accordance with the guidance in CICA Handbook Section 1581 – "Business Combinations". The Corporation finalized its allocation in the third quarter of 2006 resulting in the transfer of amounts between property, plant and equipment, inventories and intangible assets and future income taxes effective as of March 31, 2006 (see Note 4).

The Consolidated Statements of Financial Position as at December 31, 2006 and March 31, 2006 reflect the accounts of the Successor. The Consolidated Statement of Financial Position as at December 31, 2005 reflects the accounts of the Predecessor. While not comparable, the Corporation has presented both the Consolidated Statement of Earnings (Loss) and the corresponding Consolidated Statement of Cash Flows to reflect the activities of the Successor for the nine months ended December 31, 2006 and the Predecessor for the three months ended March 31, 2006 and the twelve months ended December 31, 2005.

While the Predecessor was under creditor protection (January 29, 2004 – March 31, 2006), the Predecessor applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7), where it did not conflict with Canadian generally accepted accounting principles ("Canadian GAAP"), in the preparation of its consolidated financial statements. As a result, the Predecessor made adjustments to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Allowed claims arising under the CCAA proceedings were recorded as liabilities subject to compromise and presented separately on the Consolidated Statement of Financial Position. While in CCAA payments were not made on liabilities subject to compromise, including long-term debt. Interest on debt obligations continued to be recognized under Canadian GAAP consistent with Canadian legal requirements. Interest was not a Reorganization item. While the Corporation and certain of its subsidiaries were in CCAA the Predecessor's consolidated financial statements continued to be prepared using the going concern concept, which assumed that the Corporation would be able to realize its assets and discharge its liabilities in the normal course of business.

The Consolidated Financial Statements are prepared using the going concern concept which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not reflect any adjustments that would be necessary if the going concern assumption was not appropriate. The Corporation is dependent upon a strong North American steel market and improving financial results. The outcome of these matters is not determinable at this time.

Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates are reasonable, however, actual results could differ from these estimates.

Note 3. Summary of significant accounting policies

The significant policies are summarized below:

Basis of Valuation

The Corporation's assets and liabilities on the Consolidated Statement of Financial Position as at March 31, 2006 were subject to a comprehensive revaluation (see Note 2 – Basis of Presentation) and reported at their estimated fair value (Note 4), with the exception of future income taxes, which have been reported in accordance with CICA Handbook Section 3465 – Income Taxes (Note 13) and pension and other post-employment benefits, which have been reported in accordance with CICA Handbook Section 3461 – Employee Future Benefits (Note 12).

The useful lives of the Corporation's plant, equipment and intangible assets was reviewed as part of fresh start reporting. Certain of these assets had their useful life adjusted upon completion of this process.

Principles of Consolidation

The consolidated financial statements include the accounts of Stelco Inc., its wholly owned subsidiaries and partnerships, and its proportionate share of the accounts of its joint ventures (principally mining ventures).

Foreign Currencies

Monetary assets and liabilities originating in foreign currencies are translated at period-end exchange rates. All other assets and liabilities originating in foreign currencies are translated at the March 31, 2006 exchange rate or at historic rates prevailing when the assets were acquired or the liabilities incurred for transactions after March 31, 2006. Income and expense items, other than those related to assets and liabilities translated at historic rates, are generally translated at the rate in effect at the time the transaction occurs.

Gains or losses resulting from foreign currency translations are reflected in the Consolidated Statement of Earnings (Loss).

Revenue Recognition

Net sales revenue is recognized when the risks of ownership have been transferred to the customer and reasonable assurance exists regarding the measurement of the sales consideration, provided that ultimate collection is reasonably assured. Generally, the risks of ownership are transferred when title passes at the time of shipment and sales consideration is recognized to the extent it is fixed or determinable.

Inventories

Inventories at March 31, 2006 are valued at the estimated fair values pursuant to the reorganization implemented by the Corporation on that date. At December 31, 2006 inventories of raw materials and supplies are valued at the lower of cost and replacement cost; finished products and work in process inventories are valued at the lower of cost and net realizable value.

Property, Plant, and Equipment

Property, plant and equipment, including construction in progress, at March 31, 2006 are valued at the estimated fair value pursuant to the financial reorganization implemented by the Corporation on that date. Property, plant, and equipment purchased after March 31, 2006 is carried at cost less accumulated amortization, and includes construction in progress. Amortization is provided using the straight-line method applied to the cost of the assets at rates based on their estimated useful life and beginning from the point when production commences except for the cost of blast furnace relines (see below) and at the Corporation's mining properties where amortization is calculated on a unit-of-production basis. The following annual amortization rates are in effect:

• Buildings	10 to 25 years
• Equipment	5 to 20 years
• Automotive and mobile equipment	5 to 10 years

Blast Furnace Relines

The Corporation's blast furnaces periodically require extensive relining. Costs incurred in the reline of a blast furnace that extend the useful life of the furnace are capitalized and amortized over their estimated useful life on a unit-of-production basis. Other repair and maintenance costs that may be incurred during the reline are expensed.

Intangible Assets

Intangible assets of the Corporation relate to computer systems and applications. Intangible assets purchased prior to April 1, 2006 are recorded at the estimated fair value on March 31, 2006 pursuant to the reorganization implemented by the Corporation on that date. Intangible assets purchased after March 31, 2006 are recorded at cost. Amortization is recorded on a straight-line basis over an estimated remaining useful life of eight years beginning from March 31, 2006 or the purchase date, if after March 31, 2006.

Impairment of Long-Lived Assets

An impairment loss would be recognized when the carrying value of a long-lived asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value.

Employee Future Benefits

The Corporation maintains a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees.

The cost of pension and other post-employment benefits (including medical benefits, dental care, life insurance and certain compensated absences) is charged to income annually. The pension cost is computed on an actuarial basis using the projected benefit method by using management's best estimate of the long-term rate of return on plan assets, discount rates, salary escalation, retirement age, mortality and other factors. Pension plan assets are valued at market value and are used to calculate the expected rate of return on plan assets. For periods prior to March 31, 2006 the market related asset value was used to calculate the expected return on plan assets.

The assumptions for other post-employment benefit plans are similar to pension plans, with the additional factor of health care trend rates, which involves estimates of the usage, frequency and cost of services covered.

The assumptions, referred to above, relate to factors that are of a long-term nature and, consequently, are subject to a degree of uncertainty. Management consults certain outside advisors, including actuaries, in determining these factors in order to ensure that the assumptions chosen are reasonable. Actual trends and values may differ from those assumed resulting in changes in the cost of pension and other post-employment benefits in future periods. The assumptions are reviewed and updated annually or more frequently where material changes are made to the plans.

Past service costs (such as increased benefits provided under labour contract settlements) are amortized over the estimated average remaining service life ("EARSL") of the employees at the date of the amendment.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the EARSL of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets and only for the amount that exceeds the 10% threshold. These amortizations reflect the concept, as stated in Canadian GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived therefrom. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. Under Canadian GAAP the cost of employee future benefits in any year is not unduly impacted by such short-term changes in market returns, discount rates or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

Salaried employees hired after July 31, 1997 participate in the Corporation's "Opportunity" or similar programs, which include a flexible credit plan for benefits and a self-directed group RRSP. These employees do not participate in the defined benefit plans. These programs are accounted for as defined contribution plans. Costs of defined contribution plans are expensed as incurred.

Income Taxes

The Corporation follows the asset and liability method of accounting for future income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities) and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum

of the Corporation's provision for current income taxes and the differences between the opening and ending balances of the future income tax assets and liabilities. The effect of increases and decreases to future income tax assets and liabilities arising from changes in tax rates is recognized in income in the period the changes occur.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future income tax assets were recognized in the nine months ended December 31, 2006 and were applied to reduce unamortized intangible assets in accordance with CICA Handbook Section 3465 – Income Taxes.

Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4. Fresh Start Reporting

As outlined in Note 2, Stelco adopted fresh start reporting on March 31, 2006. As a result, all assets and liabilities of the Successor were reported at estimated fair values, except for future income taxes, which were reported in accordance with the requirements of CICA Handbook Section 3465, and pension and other post-employment benefits, which were reported in accordance with CICA Handbook Section 3461.

The fair values of the assets and liabilities of the Successor were based on management's best estimates as of March 31, 2006. The Successor finalized its valuation of assets and liabilities, primarily property, plant and equipment, inventories, intangibles and future income taxes, in the third quarter 2006 and reflected adjustments in the Consolidated Statement of Financial Position as at March 31, 2006. The adjustments to the Predecessor balances related to predecessor shareholders, affected creditors and equity sponsors and pensions and financing were finalized upon emergence from CCAA.

Note 4. Fresh Start Reporting

Stelco Inc.
Consolidated Statement of Financial Position

(in millions)	At March 31, 2006	Third Amended and Restated Plan of Arrangement and Reorganization: Predecessor Shareholders	Affected Creditors and Equity Sponsors	Pensions and Financing	Fresh Start Adjustments	At March 31, 2006
	(Predecessor)					(Successor)
Assets						
Current assets						
Cash and cash equivalents	$ 2	$ –	$ 108[2] (108)[1]	$ (382)[6] 150[4] 232[5]	$ –	$ 2
Restricted cash (Note 5)	34	–	–	–	–	34
Accounts receivable	413	–	–	–	5[7]	418
Inventories	680	–	–	–	60[7]	740
Prepaid expenses	24	–	–	–	–	24
Future income taxes (Note 13)	5	–	–	–	2[8]	7
	1,158	–	–	–	67	1,225
Other assets						
Property, plant and equipment	962	–	–	–	795[7]	1,757
Intangible assets	73	–	–	–	(55)[7]	18
Deferred pension cost	99	–	–	–	(99)[7]	–
Future income taxes (Note 13)	38	–	–	–	(38)[8]	–
Other	21	–	–	13[3]	2[7]	36
	1,193	–	–	13	605	1,811
Total Assets	2,351	–	–	13	672	3,036
Liabilities and Shareholders' Equity						
Current liabilities						
Bank and other short-term indebtedness	182	–	–	(182)[5]	–	–
Revolving term loans (Note 10)	–	–	–	35[3,5]	–	35
Accounts payable and accrued	241	–	–	–	4[7]	245
Employee future benefits	60	–	–	–	–	60
Pension liability	–	–	–	–	67[7]	67
Income and other taxes	17	–	–	–	–	17
Long-term debt due within one year – existing (Note 11)	18	–	–	–	3[7]	21
Future income taxes (Note 13)	–	–	–	–	–	–
Liabilities subject to compromise	640	–	(640)[1]	–	–	–
	1,158	–	(640)	(147)	74	445
Other liabilities						
Employee future benefits	847	–	–	–	411[7]	1,258
Pension liability	–	–	–	(382)[6]	732[7]	350
Long-term debt – existing (Note 11)	14	–	–	–	–	14
Long-term debt – New Secured Floating Rate Notes (Note 11)	–	–	275[1]	–	–	275
Long-term debt – New Province Note – (Note 11)	–	–	–	149[4]	(92)[7]	57
Revolving term loans (Note 10)	–	–	–	392[3,5]	–	392
Future income taxes (Note 13)	79	–	–	–	(3)[8]	76
Asset retirement obligation (Note 14)	16	–	–	–	6[7]	22
	956	–	275	159	1,054	2,444
Total Liabilities	2,114	–	(365)	12	1,128	2,889
Shareholders' Equity						
Convertible debentures conversion option	23	–	(23)[1]	–	–	–
Capital stock (Note 15)	781	(781)[1]	36[1] 108[2]	–	–	144
New Warrants (Note 15)	–	–	2[1]	–	–	2
Province Warrants (Note 15)	–	–	–	1[4]	–	1
Contributed surplus	16	(16)[1]	–	–	–	–
Retained deficit	(583)	797[1]	242[1]	–	(456)[7]	–
Total Shareholders' Equity	237	–	365	1	(456)	147
Total Liabilities and Shareholders' Equity	$ 2,351	$ –	$ –	$ 13	$ 672	$ 3,036

Note 4. Fresh Start Reporting

The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the Plan and consummation of the various agreements:

(1) Implementation of the Plan as outlined in Note 1.

The following table reconciles the Predecessor's liabilities subject to compromise to those that were accepted claims under the Plan:

(in millions)	At March 31, 2006		At December 31, 2005	
	(Predecessor)		(Predecessor)	
Liabilities subject to compromise				
Accepted claims	$	547	$	546
Post-filing interest		83		73
Unfiled claims		10		11
Total liabilities subject to compromise	$	640	$	630
Settlement				
Cash	$	108		
Floating Rate Notes		275		
New Common Shares		36		
New Warrants		2		
Total consideration	$	421		
Excess of claims over distribution		219		
Convertible debenture conversion option		23		
Total adjustment to retained deficit	$	242		

The holders of Series A and B voting common shares received nil consideration.

(2) Issuance of shares for cash under the Plan Sponsor Agreement (Note 1).

(3) Payment of financing fees on implementation of the Plan, which have been deferred and will be amortized over the term of the related credit facilities (Note 10 and 11).

(4) Receipt of cash under the Province Agreement in exchange for a note payable and issuance of warrants (Note 11).

(5) Repayment of borrowings under the Predecessor's line of credit and increase in revolving term loans in order to make pension funding payment.

(6) Initial pension funding made under the Province Agreement.

(7) Comprehensive revaluation of assets and liabilities and elimination of the deficit.

(8) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future income tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused income tax losses or other deductions are realized.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future income tax assets were recognized in the nine month period ending December 31, 2006 and were applied to reduce unamortized intangible assets.

Included under the Fresh Start Adjustment captions are all income tax adjustments required to transition the Predecessor's accounts to the Successor's accounts at March 31, 2006.

Note 5. Restricted Cash

Restricted cash represented funds being held in trust with the Monitor under the CCAA proceedings pending direction from the Ontario Superior Court of Justice for its use.

During the nine months ended December 31, 2006, the Monitor released the proceeds held in trust pertaining to the sale of non-core assets.

Note 6. Inventories

(in millions)	At December 31, 2006		At March 31, 2006		At December 31, 2005	
	(Successor)		(Successor)		(Predecessor)	
Raw materials and supplies	$	442	$	391	$	306
Finished and work-in-process		251		349		477
Total inventories	$	693	$	740	$	783

Note 7. Asset Sales

As part of the Corporation's overall effort to restructure operations, simplify processes and rationalize non-core resources, during the CCAA period, a number of assets were sold.

The Hamilton plate mill assets, which had been idled in 2003, were sold in 2005 for gross proceeds of $25 million. The carrying value of these assets was nil, therefore a pre-tax gain of $20 million (net of $5 million of fees) was recorded during 2005. The gross proceeds were secured by irrevocable letters of credit which were drawn down in tandem with the progress made on dismantling the equipment. The project was completed in the second quarter of 2006 when the final payment of $5 million was received.

While in CCAA, the Corporation determined that all of the businesses in the Mini-mill and Manufactured Products segments were non-core and were to be sold. Accordingly, these businesses were presented in the consolidated financial statements of the Predecessor as assets held for sale and discontinued operations to isolate the earnings (loss) and cash flows associated with these businesses. The proceeds received from these asset sales were held in trust with the Monitor and included in restricted cash, pending authorization from the Court to release the funds for general use (Note 5). After emergence from CCAA on March 31, 2006, the Successor received additional proceeds of $5 million in connection with the finalization of certain of the above sales.

In 2006, the Corporation sold the property and plant in Welland Pipe Ltd. for net proceeds of $3 million and a parcel of non-core, surplus land in Hamilton and a building located on the property for cash proceeds of $18 million. The book value of these assets under the fresh start revaluation was equal to the net proceeds and accordingly there was no gain or loss recognized on these sales.

The amount of the final purchase price relating to the 2005 sale of substantially all of the assets of Stelpipe Ltd. is subject to a dispute with the purchaser relating to adjustments for assumed liabilities and working capital amounts. The dispute is expected to be submitted to an arbitration process.

Note 8. Property, Plant, and Equipment

(in millions)	At December 31, 2006		At March 31, 2006		At December 31, 2005	
	(Successor)		(Successor)		(Predecessor)	
Raw material plants and properties	$	500	$	489	$	417
Manufacturing plants and properties		1,286		1,047		3,418
		1,786		1,536		3,835
Deduct: accumulated amortization		(83)		–		(3,111)
		1,703		1,536		724
Construction in progress		40		221		208
Total property, plant, and equipment	$	1,743	$	1,757	$	932

Note 9. Intangible Assets

(in millions)	At December 31, 2006		At March 31, 2006		At December 31, 2005	
	(Successor)		(Successor)		(Predecessor)	
Computer systems and applications	$	19	$	18	$	79
Deduct: accumulated amortization		(2)		–		(7)
Recognition of income tax assets not recognized on implementation of fresh start accounting. (see Note 13)		(16)		–		–
Net intangible assets		1		18		72

Computer systems and applications relate to the Corporation's enterprise resource planning systems for procurement, human resources, and finance.

Note 10. Bank, Other Short Term Indebtedness and Revolving Term Loans

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Bank and other short-term indebtedness	$ –	$ –	$ 191 (1)
Revolving term loans			
Current	–	35	–
Non-current	383	392	–
Total	$ 383	$ 427	$ 191

(1) Bank and other short-term indebtedness consisted of amounts drawn under the Corporation's $350 million revolving operating credit facility.

Revolving Term Loans

Asset Based Loan Facility

On March 31, 2006, the $75 million debtor-in-possession short-term credit facility and the $350 million short-term credit facility were replaced by a long-term asset based loan facility (the "ABL facility"). The ABL facility bears interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US Base rate + 0.5% or London Inter-Bank Overnight Rate ("LIBOR") + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility is available until March 31, 2008 and, prior to each March 31 anniversary date, the facility can be extended for a period of two years if the lender and Stelco mutually agree. The ABL facility is secured by a first priority security interest in the eligible inventory and eligible accounts receivable of Stelco. The ABL facility is additionally secured by a second priority security interest in all other property and assets of the Corporation, limited to $300 million, and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral of eligible accounts receivable and eligible inventory and reserves, but will not exceed $600 million. The ABL facility incurs an annual fee of 0.375% of any non-use of funds available under the facility. The facility is subject to certain restrictive covenants. At December 31, 2006, the available amount of the ABL was $228 million and the amount drawn on this facility was $168 million.

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Ltd. (a shareholder of the Corporation – Note 1), in the amount of $375 million for a term of seven years. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full on March 31, 2013. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75% until March 31, 2009 after which the loan bears interest at bankers' acceptance rate plus 7.25%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the fixed assets of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in certain subsidiaries, partnerships and joint ventures of Stelco. Under this facility, Stelco is required to pay an annual fee of 3% of the aggregate commitment of $375 million on each anniversary date of CCAA Plan implementation. In addition, the facility requires the Company to pay a 3% fee on the outstanding credit facility in place at March 31, 2009, if it intends to extend the facility.

Included in financial expense for the nine months ended December 31, 2006 is approximately $5 million relating to borrowings under this agreement. The interest on borrowings is calculated in accordance with the applicable lending agreement, yielding approximately 11% as at December 31, 2006. The majority of interest is paid prior to the end of each month, therefore a nominal amount is outstanding at December 31, 2006. At December 31, 2006 there was $215 million outstanding under this loan.

Note 11. Long-term Debt

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Floating rate notes at LIBOR + 5.50% [1]	$ 274	$ 275	$ –
1% Province Note [2]	149	149	–
1% Province Note – fair value adjustment [2]	(88)	(92)	–
Term loan at bankers' acceptance rate plus 1.50% maturing on January 31, 2008 [3]	20	27	33
Term loan at Canadian prime rate plus 2.50% matured on June 10, 2005	–	8	22
Long-term debt subject to compromise (Note 4) [4]	–	–	412
Term loans associated with discontinued operations	–	–	16
Long-term debt	355	367	483
Less amount subject to compromise or held for sale	–	–	(440)
Less amount due within one year	(13)	(21)	(23)
Long-term debt	$ 342	$ 346	$ 20

Repayments of long-term debt over the next five years amount to $13 million in 2007, and $7 million in 2008.

(1) Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, affected creditors received floating rate notes ("FRN's") equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest on the FRN's is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of LIBOR plus 5.50% if paid in cash and LIBOR plus 3.50% if paid in new FRN's or if interest payments are deferred and accrued in accordance with the terms of the FRN's. Interest on the FRN's for the nine months ended December 31, 2006 totalled $22 million and is included in interest on long-term debt on the Consolidated Statement of Earnings (Loss). Interest has been calculated under the cash payment option consistent with the semi-annual payment made in September 2006. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% of face value until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL facility and the secured revolving term loan (Note 10) in all respects including rights to payment and enforcement until both the ABL facility and secured revolving term loan are repaid in full.

There was a $1 million gain recorded for the nine months ended December 31, 2006 due to the revaluation of the FRN's using the December 31, 2006 US dollar exchange rate.

(2) Province Note

In accordance with the Pension Agreement (see Note 12), the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares of Stelco. The Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum, payable semi-annually in cash or, at Stelco's option, by delivering Stelco common shares. Interest accrued on the Province Note for the nine months ended December 31, 2006 totalled $1 million and is included in financial expense. The semi-annual interest payment due in September 2006 was paid in cash. At March 31, 2006, the $150 million was allocated between the Province Note and the fair value of the warrants (see Note 15 for terms of the warrants). Upon the application of fresh start reporting on March 31, 2006, the Province Note was adjusted to its estimated fair value of $57 million (see Note 4) and will be accreted up to its face value over the term of the Note assuming an effective interest rate of 12%. During the nine months ended December 31, 2006 an accretion expense of $4 million was recorded in interest on long-term debt on the Consolidated Statement of Earnings (Loss).

(3) The term loan is an obligation of a wholly owned subsidiary of the Corporation.

(4) Liabilities subject to compromise.

Long term debt subject to compromise included unsecured debentures totaling $365 million and computer system financing in the amount of $47 million. All of the debt was in default.

Note 12. Employee Future Benefits

The Corporation, maintains a number of defined benefit and defined contribution plans providing benefits to most of its employees.

Defined contribution plans

Total expense and cash payments for the Corporation's defined contribution pension plans were $2 million for the nine months ended December 31, 2006 and $1 million for the three months ended March 31, 2006 ($2 million in 2005.)

Defined benefit plans

The defined benefit plans provide pension, other retirement, and post-employment benefits to salaried employees hired previous to August 1, 1997, and to most hourly rated employees. Employees do not contribute to the plans that are maintained by the Corporation.

Defined pension benefits for salaried employees are calculated based on an average of their highest five years earnings. Pensions payable from these plans are not indexed for inflation. Pension benefits for hourly rated employees are based on years of service multiplied by dollar factors in accordance with collective agreements in order to determine the monthly pension payment amount. Cost-of-living adjustments are provided for bargaining unit retirees in accordance with the collective agreements.

Other benefit plans provide health care benefits including dental, hearing, vision, prescription drugs, and hospital care to retirees, their spouses and dependants, and to the retirees' surviving spouses, and life insurance coverage on the retiree. In addition, other benefit plans provide compensated absence benefits in the form of vacation to be taken immediately before retirement if certain service requirements are met.

Pension Plan Funding Arrangements

As a condition of the CCAA Plan, Stelco and the Province entered into the Pension Agreement, effective on March 31, 2006 which contains the following principal terms:

- Stelco was obligated to make an initial up-front payment of $400 million to its four main pension plans less any contributions to plans already made in 2006. As a result, Stelco made a $382 million payment to the plans on March 31, 2006;
- Stelco will fund its four main pension plans in the following amounts in the years subsequent to December 31, 2005:
  - Years 1 – 5: $65 million per year ($32.5 million in 2006), payable monthly, commencing July 1, 2006; and
  - Years 6 – 10: $70 million per year, payable monthly;
- Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of certain minimum thresholds as set out in the Pension Agreement, subject to Stelco having more than a minimum liquidity amount;
- Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015 provided that any future benefit improvements will be required to be funded in accordance with the Pension Benefits Act and will be in addition to the funding payments outlined above; and
- The Pension Agreement covers the period until December 31, 2015 but will end earlier in the event that all four pension plans become fully funded on the solvency basis.

While the Pension Agreement with the Province has a prescribed funding obligation, as outlined above, pension plan enhancements, such as the recently negotiated hourly pension indexing, are excluded from this arrangement. Accordingly the hourly pension indexing is subject to additional cash funding under the Pension Benefits Act, totaling an estimated $121 million over the next eight years.

Cash payments to benefit plans

Total cash payments to employee future benefits plans, including cash contributed by the Corporation to funded pension plans, cash payments directly to employees for unfunded benefit plans other than pensions, and cash contributed to its defined contribution pension plans, was $552 million in 2006 ($176 million in 2005). The contributions for 2006 include:

	Nine months ended December 31, 2006	At March 31, 2006	Three months ended March 31, 2006	Twelve months ended December 31, 2005
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Pensions [1]	$ 54	$ 382	$ 24	$ 116
Other benefits [2]	80	–	12	60
Total	$ 134	$ 382	$ 36	$ 176

(1) Includes prescribed pension funding payments of $32.5 million in the nine months ended December 31, 2006, compared to $65 million required in 2007.

(2) Includes payments related to severances and early retirement incentives totalling $29 million, in the nine months ended December 31, 2006.

Funding for the Corporation's defined benefit pension plans are expected to be approximately $95 million in 2007. The Corporation currently expects that payments in 2007 for other benefit plans to be approximately $58 million.

Estimated average remaining service life

The estimated average remaining service life ("EARSL") of active employees covered by the defined benefit pension plans for 2006 ranges from 7 to 14 years (2005 ranged from 6 to 14 years). The estimated average remaining service life of active employees covered by the defined benefit plans providing other benefits ranges from 9 to 15 years in 2006 (2005 ranged from 8 to 14 years). EARSL is the period over which past service costs, and actuarial gains and losses in excess of the corridor, are amortized (Note 3).

Accrued benefit obligation and plan assets

Information about the Corporation's defined benefit plans, in aggregate, is as follows:

(in millions)	At December 31, 2006		At March 31, 2006		At December 31, 2005	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Accrued benefit obligation						
Balance at beginning of period [1]	$ 3,690	$ 1,332	$ 3,806	$ 1,376	$ 3,415	$ 1,212
Current service cost	25	10	12	6	45	11
Interest cost	150	50	44	14	192	69
Benefits paid	(187)	(51)	(56)	(12)	(217)	(58)
Actuarial losses (gains)	134	(39)	–	–	372	139
Plan curtailments	25	6	–	–	–	–
Plan amendments	48	(65)	–	–	1	–
Divestitures	–	–	–	–	(1)	–
Settlements	(30)	–	–	–	–	–
Other	(2)	2	–	1	(1)	3
Balance at end of period	3,853	1,245	3,806	1,385	3,806	1,376
Plan assets						
Fair value at beginning of period [1]	3,273	14	2,853	12	2,600	11
Actual return on plan assets	283	1	78	–	375	1
Employer contributions	51	2	23	4	98	2
Benefits paid	(187)	(1)	(56)	(2)	(217)	(1)
Divestitures	–	–	–	–	(1)	–
Settlements	(30)	–	–	–	(1)	–
Other	3	–	(1)	–	(1)	(1)
Fair value at end of period	3,393	16	2,897	14	2,853	12
Funded status – plan deficit	(460)	(1,229)	(909)	(1,371)	(953)	(1,364)
Unamortized net actuarial loss (gain)	15	(26)	823	470	877	476
Unamortized past service costs (gain)	44	(57)	185	(6)	188	(6)
Accrued benefit asset (liability)	(401)	(1,312)	99	(907)	112	(894)
Valuation allowance	(2)	–	–	–	–	–
Accrued benefit asset (liability) net of valuation allowance	$ (403)	$ (1,312)	$ 99	$ (907)	$ 112	$ (894)

(1) The opening balance of the accrued benefit obligation and plan assets for the Successor for the nine month period ended December 31, 2006 does not agree to the closing balances of the Predecessor at March 31, 2006 due to "fresh start" adjustments.

The accrued pension benefit obligation of the Predecessor at March 31, 2006 was reduced by $116 million, principally related to actuarial gains, while plan assets increased by $378 million, primarily due to a $382 million contribution required upon emergence from CCAA. Unamortized net actuarial losses and past service costs of the Predecessor, totalling $1,008 million were also eliminated.

The accrued benefit obligation of the Predecessor, for other benefit plans at March 31, 2006, decreased $53 million due to actuarial gains and foreign exchange adjustments. Unamortized net actuarial losses net of unamortized past service costs of $464 million were also eliminated.

The accrued benefit asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

(in millions)	At December 31, 2006 Pension benefit plans	At December 31, 2006 Other benefit plans	At March 31, 2006 Pension benefit plans	At March 31, 2006 Other benefit plans	At March 31, 2006 Pension benefit plans	At March 31, 2006 Other benefit plans	At December 31, 2005 Pension benefit plans	At December 31, 2005 Other benefit plans
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Deferred pension cost	$ –	$ –	$ –	$ –	$ 99	$ –	$ 112	$ –
Pension liability – current	(65)	–	(67)	–	–	–	–	–
Pension liability – non-current	(338)	–	(350)	–	–	–	–	–
Total pension asset (liability)	(403)	–	(417)	–	99	–	112	–
Employee future benefits liability - current	–	(58)	–	(60)	–	(60)	–	(60)
Employee future benefits liability – non curent	–	(1,254)	–	(1,258)	–	(847)	–	(834)
Total employee future benefits liability	$ –	$ (1,312)	$ –	$ (1,318)	$ –	$ (907)	$ –	$ (894)

Included in the above accrued benefit obligation and fair value of plan assets at period-end are the following amounts in respect of plans that are not fully funded:

(in millions)	At December 31, 2006 Pension benefit plans	At December 31, 2006 Other benefit plans	At March 31, 2006 Pension benefit plans	At March 31, 2006 Other benefit plans	At December 31, 2005 Pension benefit plans	At December 31, 2005 Other benefit plans
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Accrued benefit obligation	$ 3,754	$ 1,243	$ 3,604	$ 1,332	$ 3,806	$ 1,376
Fair value of plan assets	3,271	16	3,183	14	2,853	12
Funded status plan deficit	$ (483)	$ (1,227)	$ (421)	$ (1,318)	$ (953)	$ (1,364)

Pension Plan Assets

The Corporation's weighted average pension plan asset allocation at December 31 is as follows:

Percentage of plan assets	2006	2005
Asset category		
Equity investments	56%	53%
Debt investments	42%	43%
Other	2%	4%
Total	100%	100%

Net benefit plan cost

Elements of defined benefit costs recognized in the period:

Plans

(in millions)	Nine months ended December 31, 2006 Pension benefit plans	Nine months ended December 31, 2006 Other benefit plans	Three months ended March 31, 2006 Pension benefit plans	Three months ended March 31, 2006 Other benefit plans	Twelve months ended December 31, 2005 Pension benefit plans	Twelve months ended December 31, 2005 Other benefit plans
	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Current service cost	$ 25	$ 10	$ 12	$ 6	$ 45	$ 11
Interest cost	150	50	44	14	192	69
Net actual return on plan assets	(283)	(1)	(78)	–	(375)	(1)
Actuarial losses (gains) on the accrued benefit obligation in the period	134	(39)	–	–	372	139
Cost of plan amendments in the period	48	(65)	2	–	1	–
Ontario Pension Benefit Guarantee Fund	1	–	1	–	16	–
Employee future benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	75	(45)	(19)	20	251	218
Adjustments to recognize the long-term nature of employee future benefit costs:						
Difference between expected return and actual return on plan assets for the period	119[a]	–	35	–	193	–
Difference between actuarial gain (loss) recognized for the period and actual actuarial gain (loss) on accrued benefit obligation for the period	(134)[b]	39[b]	17	7	(310)	(121)
Difference between amortization of past service costs for the period and actual plan amendments for the period	(43)[c]	60[c]	3	–	21	(1)
Valuation allowance	1	–	–	–	(1)	–
Net benefit costs recognized in costs	18	54	36	27	154	96
Curtailments	24	(10)	–	–	–	–
Severances	–	11	–	–	–	–
Voluntary retirement incentive	–	25	–	–	–	–
Net benefit costs recognized as workforce reduction	24	26	–	–	–	–
Total net benefit costs recognized	$ 42	$ 80	$ 36	$ 27	$ 154	$ 96

(a) Expected return on plan assets of $164 million minus actual return on plan assets $283 million equals deferral of return on plan assets of $119 million.

(b) Pension benefit plans: Loss recognized in the period of nil minus actuarial loss on accrued benefit obligation in the period of $134 million equals deferral of actuarial loss of $134 million.

Other benefit plans: Gain recognized in the period of nil minus actuarial gain on accrued benefit obligation in the period of $39 million equals deferral of actuarial gain of $39 million.

(c) Pension benefit plans: Amortization of past service costs for the period of $5 million minus actual plan amendments in the period of $48 million equals deferral of past service costs of $43 million.

Other benefit plans: Amortization of past service gains for the period of $5 million less actual plan amendments in the period of $65 million equals deferral of prior period past service gains of $60 million.

Measurement and valuation

The measurement date for the Corporation's principal employee future benefit plans is December 31. As a result of the emergence from CCAA on March 31, 2006, the Corporation was required to undertake a comprehensive revaluation of its assets and liabilities, which included a remeasurement of all of the Corporation's pension and other benefit plan obligations under CICA Handbook Section 3461 – Employee Future Benefits. The results of the remeasurement, as reported in the first quarter 2006, included the elimination of previously recorded unamortized net actuarial losses and unamortized past service costs.

Plan Amendments

The plans were amended in 2006 (post CCAA emergence), as follows:

- a contract settlement reached in June 2006 with USW Local 1005 which contained benefit improvements, and an annual pension indexing tied to a cost of living adjustment for the term of the agreement;
- A change in early retirement eligibility under the principal salaried pension plans was announced and reflected in second quarter 2006. Employees who do not attain 30 years of service by December 31, 2007 will no longer be eligible for an unreduced early retirement pension prior to age 60;
- The principal salaried pension plans were amended to provide that future pensionable earnings for plan purposes will be base salary only (previously, all cash compensation was included). This change was reflected as of December 31, 2006;
- announced reductions in the other benefit programs, which substantially impacted the active salary workforce (and salaried retirees).

The pension plan amendments resulted in net past service costs of $48 million of which $5 million was recognized in 2006.

The other benefit plan amendments resulted in past service gain of $65 million of which $5 million was recognized in 2006.

The past service costs include the impact of changing the assumed retirement age from 58 to 59 for those salaried employees affected by the early retirement amendment and the impact of a change in the assumed rate of future compensation increase to 3% from 4% per annum.

Employment Reductions

Workforce reduction programs were undertaken post CCAA emergence, including:

- a Salaried Transition Assistance Program ("STAP"), which provided incentives for early retirement or resignation to employees who were members of the two principal salary defined benefit pension plans. The program closed on June 30, 2006;
- a Transition Assistance Program ("TAP"), which provided incentives for early retirement to Hamilton Steel bargaining unit employees as part of the contract settlement reached with USW Local 1005. The program closed on July 14, 2006.

As a result of the significant reduction of the salary workforce arising from the STAP program and the impact of certain reductions in the salary other benefit programs there was a net curtailment expense recognized in the second quarter 2006 of $14 million.

Other severance costs totaling $11 million in the nine month period ended December 31, 2006 consists of $8 million incurred in the second quarter 2006 and $3 million in the fourth quarter 2006.

The voluntary retirement incentive cost of $25 million incurred in the nine month period ended December 31, 2006 consists of a severance expense of $19 million in the second quarter 2006 related to the STAP and $6 million recognized in the third quarter 2006 related to the TAP.

Significant assumptions

Benefit obligations and the related effects on operations are calculated using actuarial models. In 2006, the following critical assumptions – the discount rate, the retirement age, mortality, expected return on pension fund assets, and healthcare cost trends – were important elements affecting plan cost and asset/liability measurement. Management evaluates these assumptions at least annually.

The significant actuarial assumptions adopted are as follows (weighted average):

Accrued benefit obligation as of:

	At December 31, 2006		At March 31, 2006		At December 31, 2005	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Discount rate	5.10%	5.20%	5.25%	5.25%	5.00%	5.00%
Expected long-term rate of return on plan assets	7.25%	8.50%	7.00%	8.50%	7.00%	8.50%
Estimated rate of compensation increase	3.00%	3.00%	4.00%	4.00%	4.00%	4.00%
Retirement age – salaried employees (1)	59	59	58	58	58	58

(1) Assumed retirement age of 59 applies to individuals affected by the early retirement amendment. Age 58 remains in effect for other employees.

Benefit costs for periods ended:

Predecessor	Three months ended March 31, 2006		Twelve months ended December 31, 2005	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Discount rate	5.00%	5.00%	5.75%	5.96%
Expected long-term rate of return on plan assets	7.00%	8.50%	7.50%	8.50%
Estimated rate of compensation increase	4.00%	4.00%	4.00%	4.00%
Retirement age – salaried employees	58	58	58	58

(1) Assumed retirement age of 59 applies to individuals affected by the early retirement amendment. Age 58 remains in effect for other employees.

Successor	Nine months ended December 31, 2006 (1)	
	Pension benefit plans	Other benefit plans
Discount rate	5.25%	5.25%
Expected long-term rate of return on plan assets	7.00%	8.50%
Estimated rate of compensation increase	4.00%	4.00%
Retirement age – salaried employees	58	58

(1) Three plans were subject to remeasurement at June 30, 2006 for which discount rates of 5.50% (pensions) / 5.75% (other benefits plans) were used as well as the retirement age for salaried employees changed to 59.

Assumed health care cost trend rates at December 31:

	2006	2005
Initial health care cost trend rate	7.40%	8.10%
Cost trend rate declines to	4.50%	4.50%
Year that the rate reaches the rate it is assumed to remain at	2014	2014

The assumption for future drug costs for retirees over age 65 was reduced by 12% relative to prior assumptions to reflect expected savings as a result of a change in plan administrator and related improvements in claim adjudication processes and coordination with government programs, resulting in a $39 million reduction in the accrued benefit obligation at December 31, 2006.

Sensitivity Analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans (included in Other benefit plans). A one-percentage-point change in the assumed health care cost trend rates for the plans would have the following effects for 2006:

(in millions) increase (decrease)	One percentage point increase	One percentage point decrease
Total of service and interest cost	$ 9	$ (7)
Accrued benefit obligation	$ 193	$ (151)

Note 13. Components of Consolidated Income Taxes

Future Income Taxes

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective statement of financial position date.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. In accordance with CICA Handbook Section 3465 – Income Taxes, the benefit recognized in respect of the pre-fresh start tax assets has been applied to reduce unamortized intangible assets. During the nine months ended December, 2006, $16 million has been applied to intangible assets (Note 9).

Income Tax Reconciliation

The income tax expense (recovery) differs from the amount calculated by applying current Canadian income tax rates (federal and provincial) to the loss before income taxes from continuing operations, as follows:

(in millions)	Nine months ended December 31, 2006 (Successor)	Three months ended March 31, 2006 (Predecessor)	Twelve months ended December 31, 2005 (Predecessor)
Loss before income taxes from continuing operations	$ (187)	$ (85)	$ (39)
Income tax expense (recovery) computed using			
statutory income tax rates (2006 – 43%)	(80)	(37)	(17)
Manufacturing and processing credit	17	8	4
Net income tax expense (recovery) – (34%)	(63)	(29)	(13)
Add (deduct):			
Resource allowance / depletion	(4)	–	(7)
Valuation allowance	80	20	(16)
Minimum tax	(1)	1	3
Impact of intercompany foreign exchange	–	–	4
Other	2	2	(1)
	77	23	(17)
Income tax expense (recovery)	$ 14	$ (6)	$ (30)

Components of future income tax assets and liabilities are summarized as follows:

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Future income tax assets			
Employee future benefits			
Pre fresh start	$ 353	$ 402 (1)	$ 300
Post fresh start	56	46	–
Pension liability – post fresh start	125	142	–
Non-capital loss carry-forwards			
Pre fresh start	28	33 (1)	97
Post fresh start	122	119	–
Corporate minimum taxes			
Pre fresh start	12	12 (1)	18
Post fresh start	2	5	–
Net capital losses			
Pre fresh start	6	6 (1)	7
Post fresh start	1	–	–
Other	37	21	17
Total future income tax assets before valuation allowance	$ 742	$ 786	$ 439
Less: valuation allowance			
Pre fresh start	(399) (2)	(453)	(289)
Post fresh start	(80)	–	–
Total future income tax assets after valuation allowance	$ 263	$ 333	$ 150
Future income tax liabilities			
Plant and equipment – difference in net book value and unamortized capital cost	$ 324	$ 382	$ 118
Deferred pension cost	–	–	37
Investment in joint ventures	–	–	36
Other	–	20	17
Total future income tax liabilities	324	402	208
Net future income tax asset (liability)	$ (61)	$ (69)	$ (58)

(1) The pre fresh start future income tax assets represent those tax assets that were not recognized at March 31, 2006, having been offset with a valuation allowance.

(2) The change in the pre fresh start valuation allowance consists of the impact of a federal income tax rate reduction ($38 million) and the realization of pre fresh start future income tax assets ($16 million) recorded as a reduction of intangible assets.

The future income tax asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Future income tax asset – current	$ 27	$ 7	$ 22
Future income tax asset – non-current	–	–	12
Future income tax liability – non-current	(88)	(76)	(92)
Net future income tax asset (liability)	$ (61)	$ (69)	$ (58)

The Corporation has Canadian federal and provincial income tax loss carry forwards which approximate and expire as follows:

Year of Expiry (in millions)	Federal	Ontario
2007	$ 32	$ 32
2008	21	42
2009	23	24
2010	21	182
2011	7	7
2015 and thereafter	280	390
	$ 384	$ 677

Note 14. Asset Retirement Obligations

Asset retirement obligations relate to the site restoration and reclamation of iron ore properties at the Corporation's mining interests in Wabush, Tilden and Hibbing.

(In millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Opening balance	$ 22	$ –	$ 12
Accretion expense	2	–	2
Effect of change in estimates	–	–	1
Liabilities incurred (settled)	–	–	–
Ending balance	$ 24	$ 22(1)	$ 15
Underlying assumptions:			
Undiscounted cash flow estimates	86	86	86
Credit-adjusted interest rate	12.00%	12.00%	16.65%
Time frame to settle the obligations (years)	2013 – 2050	2013 – 2050	2013 – 2050

(1) Reflects the estimated fair value assigned to this obligation under fresh start reporting (Note 4).

A former participant in Wabush funded its estimated share of mine closure costs at the time of exit from the joint venture. These funds ($6 million at December 31 and March 31 2006; $4 million at December 31, 2005) are reflected in other non-current assets on the Statement of Financial Position.

Note 15. Capital Stock, Warrants and Dividends

(a) Authorized Shares

The Corporation is authorized to issue an unlimited number of preferred shares, issuable in series, an unlimited number of common shares and an unlimited number of redeemable shares. There are no preferred shares or redeemable shares outstanding.

(b) Common Shares

	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Total number of Predecessor common shares (series A and B)	–	–	102,249,198
Total number of new common shares	27,123,908	26,100,000	–
Total (in millions)	$149	$144	$781

The Corporation issued 26,100,000 new common shares upon emergence from CCAA with a value of $5.50 per share. On April 2, 2006, the President and Chief Executive Officer purchased 1,000,000 newly issued common shares for cash consideration of $5.5 million. As a result of the exercise of warrants, referred to below, and stock options (Note 17) during the nine months ended December 31, 2006, there are 27,123,908 common shares outstanding at December 31, 2006.

(c) Dividends

Under the terms of the Corporation's lending agreements no dividends can be declared or paid until certain conditions have been met.

(d) Warrants

Upon emergence from CCAA, the Corporation issued a total of 2,269,600 warrants. The holders of liabilities subject to compromise received 1,418,500 warrants with an estimated fair value of $2 million as partial consideration in exchange for their claim accepted under CCAA. The Province received 851,100 warrants with an estimated fair value of $1 million as partial consideration for the province loan (Note 11). Each warrant entitles the holder to purchase one common share at an exercise price of $11.00. The warrants have a term of seven years and are exercisable up to their expiration on March 31, 2013. A total of 5,158 warrants were exercised in the nine months ended December 31, 2006.

Note 16. Earnings (loss) per common share

During the nine months ended December 31, 2006, the three months ended March 31, 2006, and the twelve months ended December 31, 2005 a basic net loss from continuing operations and a basic net loss was incurred, therefore options and warrants related information have not been used to calculate fully diluted earnings per share from continuing operations and fully diluted earnings per share as both are anti-dilutive where applicable.

Note 17. Stock-based compensation

Incentive Stock Option Plan

On April 1, 2006, the Board of Directors approved an Incentive Stock Option Plan (the "ISOP"). The ISOP is intended to attract and retain superior directors, officers, advisors, employees and other persons engaged to provide ongoing services to the Corporation or its affiliates. The total number of stock options available under the ISOP is 2,610,000, of which 1,944,000 were initially issued on April 1, 2006 at an exercise price of $5.50 per common share. The options vest semi-annually over a four-year period from the date of the grant (the "Grant Date") in eight equal installments, subject to acceleration under certain circumstances. The options expire 10 years after the Grant Date. In accordance with the provisions of the ISOP, the exercise price of options granted thereunder is required to be the market value, as defined in the ISOP, on the Grant Date. During the nine months ended December 31, 2006, 18,750 options were exercised for treasury stock at $5.50 per common share, an additional 150,000 options were granted at an exercise price of $17.75 and 300,000 options were forfeited at an exercise price of $5.50. The total options available under the ISOP at December 31, 2006 are 816,000.

Total compensation expense of $1 million has been included in costs for the nine months ended December 31, 2006.

The compensation expense for grants made under the ISOP was determined at the grant date using the fair value method by applying the Black-Scholes option-pricing model using the following assumptions:

Grant date	June 21, 2006	April 1, 2006
Expected volatility	40%	40%
Risk-free interest rate	4.33%	4.00%
Expected life	0 – 4 years	0 – 4 years
Expected dividends	Nil	Nil

The weighted average exercise price for options outstanding at December 31, 2006 is $6.54.

Note 18. Reorganization Items

Reorganization items relate to payments made in connection with various professional advisor fees and certain financing break fees associated with the reorganization and restructuring of the Corporation on March 31, 2006.

(in millions)	Three months ended March 31, 2006	Twelve months ended December 31, 2005
Professional fees	$ 12	$ 53
Break fees (ii)	–	22
Success fees (i)	9	–
Financing fees (iii)	–	1
Total reorganization items	$ 21	$ 76

(i) Fees paid to various advisors of the Corporation when the Third Amended Restated Plan of Arrangement and Reorganization was approved and implemented.

(ii) In March 2005, Stelco discontinued the capital raising process and decided to pursue a recapitalization of the Corporation and as a result, Deutsche Bank became entitled to a break fee of approximately $11 million. In December 2005, Tricap became entitled to break fees totalling approximately $11 million as a result of the significant changes that were made to the Plan.

(iii) Related to fees incurred for the DIP facility and the write-off of deferred fees associated with the convertible debentures.

Note 19. Proportionately Consolidated Joint Ventures

The Corporation's joint ventures are an integral part of operations and exist to provide raw materials and certain manufacturing, finishing, and sales functions.

The following is a summary of the Corporation's proportionate share of the financial position, operating results, and cash flows of the joint ventures.

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Current assets	$ 123	$ 155	$ 80
Other assets	534	541	166
Total assets	657	696	246
Current liabilities	87	90	53
Other liabilities	148	169	39
Equity	$ 422	$ 437	$ 154

(in millions)	Nine months ended December 31, 2006	Three months ended March 31, 2006	Twelve months ended December 31, 2005
	(Successor)	(Predecessor)	(Predecessor)
Revenue	$ 46	$ 16	$ 21
Expense	23	17	17
Net earnings from continuing operations	23	(1)	4
Net earnings from discontinued operations	–	–	11
Net earnings	$ 23	$ (1)	$ 15

(in millions)	Nine months ended December 31, 2006	Three months ended March 31, 2006	Twelve months ended December 31, 2005
	(Successor)	(Predecessor)	(Predecessor)
Cash provided by (used for)			
Operating activities	$ 25	$ 20	$ 38
Investing activities	(18)	(20)	(36)
Financing activities	–	–	(2)
Discontinued operations activities	–	–	2
Net increase (decrease) in cash and cash equivalents	$ 7	$ –	$ 2

Note 20. Commitments and Contingencies

Capital Programs and Other Commitments

Stelco has binding commitments for capital programs totaling $41 million. Of this amount, $30 million relates to capital projects at the Corporation's various mining interests.

Pursuant to an outsourcing agreement, the Corporation has committed approximately $125 million up to and including year 2012.

Operating leases

Future minimum rental payments required under operating leases have initial or remaining lease terms in excess of one year at December 31, 2006 are:

(in millions)		
2007	$	9
2008		6
2009		5
20010		4
2011		3
Subsequent to 2011		-
Total operating leases	$	27

Contingencies

On June 28, 2005, Georgian Windpower Corporation ("GWC") commenced a lawsuit against Stelco Inc. alleging, among other things, breach of contract by Stelco in connection with Stelco's termination in April 2005 of a Memorandum of Understanding and Agreement to Enter into a Land Lease Agreement between Stelco and GWC. GWC has claimed damages of $350 million. On May 31, 2006, the Corporation served its statement of defense. Examinations for discovery are ongoing. The Corporation is vigorously defending this action. The result and value of the GWC claim is not determinable at this time and consequently the Corporation has not recorded any provisions in the consolidated financial statements.

Note 21. Supplemental Disclosure of Cash flow Information

(in millions)	Nine months ended December 31, 2006		Three months ended March 31, 2006		Twelve months ended December 31, 2005	
	(Successor)		(Predecessor)		(Predecessor)	
Cash paid for interest	$	37	$	7	$	23
Cash paid for income taxes		14		4		19

Note 22. Financial Instruments

Interest rate risk

The Corporation did not enter into any interest rate swap agreements during the nine months ended December 31, 2006. As at December 31, 2006 there were no interest rate swap agreements in place.

Foreign exchange risk

No foreign exchange contracts were entered into in the nine months ended December, 2006. Accordingly, none were outstanding as at December 31, 2006.

Concentration of credit risk

A significant portion of the Corporation's revenues are sourced from either direct or indirect sales to the automotive industry, although the Corporation does not have significant exposure to any individual customer within this sector. The Corporation reviews its customers' credit histories before extending credit and conducts regular reviews of its existing customers' credit performances.

Fair values

The estimated fair value of the Corporation's long-term debt, including the portion due within one year is $363 million. The carrying value of other financial instruments approximates fair value due to the short maturities or the terms and conditions attached to these instruments.

Note 23. Segmented Information

The following provides segmented information by geographic area. Sales are allocated to the country in which the third party customer receives the product:

(in millions)	Nine months ended December 31, 2006	Three months ended March 31, 2006	Twelve months ended December 31, 2005
	(Successor)	(Predecessor)	(Predecessor)
Geographic segments			
Net sales			
Canada	$ 1,627	$ 609	$ 2,257
United States	187	60	279
Other	16	5	17
Net Sales	$ 1,830	$ 674	$ 2,553

(in millions)	At December 31, 2006	At March 31, 2006	At December 31, 2005
	(Successor)	(Successor)	(Predecessor)
Capital assets – net			
Canada	$ 1,369	$ 1,398	$ 947
United States	375	377	57
Capital assets -- net	$ 1,744	$ 1,775	$ 1,004

Note 24. Comparative Figures

As a result of a substantial realignment of equity and non-equity interests in the Corporation (Note 4), "fresh start" reporting was adopted on March 31, 2006. Accordingly, the Consolidated Financial Statements of the Successor are not comparable to Predecessor (see Note 1).

102

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Stelco Reports Results for 2006

HAMILTON, ON, March 7 /CNW/ - Stelco Inc. (TSX:STE) reported a fourth quarter loss before income taxes of $145 million compared with $103 million for the fourth quarter of 2005. For the nine month period since exiting from CCAA the company reported a loss before income taxes of $187 million, which includes unusual items relating to fresh start accounting and the operational restructuring totalling $110 million. Net sales for the nine month period ending December 31, 2006 were $1.83 billion on shipments of 2,562,000 tons.

During the fourth quarter, production facilities were closed for a period of time to enable the company to complete several strategic capital projects, including:

<<

- The reline and upgrade of the blast furnace at the Hamilton plant to increase throughput and to extend the interval for the next furnace reline to 2018; and

- The phase two expansion of the Lake Erie hot strip mill, which is expected to increase throughput by 20% over previous levels.

>>

As a result of these upgrades and lower demand, production for the quarter fell to 611,000 tons, representing a decline of 33% over the third quarter.

With these two major projects now complete, Stelco does not anticipate any further significant mill outages in 2007.

Fourth quarter results were also negatively impacted by lower demand in the automotive and steel service centre sectors, which contributed to a reduction in spot prices for steel and lower shipments during the quarter. In addition, Stelco experienced higher input costs during the fourth quarter.

Since exiting from CCAA on March 31, 2006, Stelco has made significant progress in its operational restructuring program, which comprises four key components:

<<

- The work force was reduced from 4,954 on March 31, 2006 to 4,051 in January 2007 through voluntary programs and attrition. Based on this reduction in the number of employees, labour costs are estimated to be $65 million lower on an annualized basis.

- Production and administrative costs were reduced through workflow improvement and a de-centralized approach to managing the business. Compensation incentives were implemented or modified across the organization.

- Capital expenditures have been optimized through increasing the return on investment threshold and enhancing the project management of major capital projects.

- Working capital requirements have been reduced through better management of semi-finished and finished inventories, lower sales levels and improved processes for the management and collection of accounts receivable.

>>

Mr. Rodney Mott, President and CEO, stated that, "Our goals upon exiting CCAA were to quickly implement change in the culture and direction of Stelco. I am pleased with the progress we have made and compliment our employees for their willingness to accept the ongoing changes. We have more work to do to optimize our performance but the biggest hurdles are behind us, and our

long-term competitive position is substantially improved. We have a positive outlook for 2007 and have positioned our operations to respond quickly to increased demand for steel in first quarter."

Shipments and semi-finished steel production during the first two months of 2007 have improved significantly over the respective monthly averages for the fourth quarter. For January and February, average monthly shipments were 293,000 tons and average monthly semi-finished steel production was 354,000 tons, which compares to fourth quarter monthly averages of 225,000 tons and 204,000 tons respectively. Spot prices have continued to improve in January and February compared to the end of the fourth quarter and further increases are anticipated.

About Stelco

Stelco is one of Canada's largest steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this press release or as of the date which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including increases in steel imports into Canada; employee matters, including staffing levels, the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar and its impact on steel pricing, and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent

events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this press release.

%SEDAR: 00001549E

/For further information: Rodney B. Mott, President and Chief Executive Officer, (905) 528-2511, Extension 2020/
(STE.WT. STE.)

CO: Stelco Inc.

CNW 18:00e 07-MAR-07

News release via Canada NewsWire, Toronto 416-863-9350

103

Attention Business Editors:
Stelco appoints new director

HAMILTON, ON, March 8 /CNW/ - Stelco Inc. (TSX:STE) is pleased to announce the appointment of Derek G. Pannell as a director of Stelco.

Mr. Pannell is a metallurgical engineer with over 35 years of experience in the mining and metals industry. Mr. Pannell was the Chief Executive Officer of Noranda Inc. and Falconbridge Limited from June 2002 to October 2006. Currently, Mr. Pannell is a managing partner of Brookfield Asset Management Ltd. and a director of Teck Cominco Ltd.

Courtney Pratt, the Chairman of Stelco, commented: "We welcome Derek to Stelco and the Board looks forward to benefiting from his considerable experience."

Stelco regrets to announce that D. Anthony (Tony) Molluso, a former director of Stelco, passed away earlier this year. Mr. Molluso made a valued contribution to Stelco's board of directors and will be missed by his colleagues and friends at Stelco.

About Stelco

Stelco is one of Canada's largest steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.

%SEDAR: 00001549E

/For further information: Courtney Pratt, Chairman, Telephone: (416) 301-1375/

(STE.WT. STE.)

CO: Stelco Inc.

CNW 18:06e 08-MAR-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Stelco Announces Improvements to its $600 Million Revolving Credit Facility

HAMILTON, ON, March 23 /CNW/ - Stelco Inc. (TSX:STE) announced today that it has completed certain amendments to its current $600 million asset based revolving credit facility. These amendments include extending the term of the facility to 2012, increasing the availability under the facility and providing the opportunity to lower the overall financing costs of the Corporation in the future. This facility is being provided by a banking syndicate led by CIT Business Credit Canada Inc. and GE Capital Markets, Inc., and includes Bank of America, N.A., Canada Branch, GMAC Commercial Finance Corporation - Canada, LaSalle Business Credit, UBS AG Canada Branch and Wells Fargo Financial Corporation Canada.

Mr. Rodney Mott, President and CEO, stated that, "These amendments to our loan arrangements are very positive for Stelco as they provide a longer term debt structure and they will likely lead to lower financing costs in the future. We appreciate the full cooperation of our lenders in working with the company to complete these new arrangements."

About Stelco

Stelco is one of Canada's largest steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this press release or as of the date which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including increases in steel imports into Canada; employee matters, including staffing levels, the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar and its impact on steel pricing, and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied

by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this press release.

%SEDAR: 00001549E

/For further information: J.K. Rutherford, Chief Financial Officer, (905) 528-2511, Extension 2022/
(STE.WT. STE.)

CO: Stelco Inc.

CNW 17:50e 23-MAR-07

105

CIT BUSINESS CREDIT CANADA INC.
as Administrative Agent, Funding Agent and Co-Lead Arranger

and

CIT BUSINESS CREDIT CANADA INC.
GE CANADA FINANCE HOLDING COMPANY

as Lenders

and

ANY OTHER PARTY WHICH IS OR MAY FROM TIME TO TIME BECOME LENDER(S) HEREUNDER

as Lender

and

CIT BUSINESS CREDIT CANADA INC.
GE CANADA FINANCE HOLDING COMPANY

as Co-Collateral Agents

and

GE CANADA FINANCE HOLDING COMPANY

as Syndication Agent

and

GE CAPITAL MARKETS INC.
as Co-Lead Arranger

and

STELCO INC.
as Borrower

AMENDED AND RESTATED EXIT FACILITY CREDIT AGREEMENT

March 23, 2007

TABLE OF CONTENTS

ARTICLE 1
DEFINITIONS AND INTERPRETATIONS

ARTICLE 2
CONDITIONS PRECEDENT

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

ARTICLE 4
FINANCIAL STATEMENTS AND INFORMATION

ARTICLE 5
AFFIRMATIVE COVENANTS

ARTICLE 6
NEGATIVE COVENANTS

5215431 v12

AMENDED AND RESTATED EXIT FACILITY CREDIT AGREEMENT

This AMENDED AND RESTATED EXIT FACILITY CREDIT AGREEMENT dated March 23, 2007 among **CIT BUSINESS CREDIT CANADA INC.** as administrative agent, funding agent and co-lead arranger (in such capacities, the "**Administrative Agent**"), **CIT BUSINESS CREDIT CANADA INC., GE CANADA FINANCE HOLDING COMPANY** and any other party which is or may become a lender from time to time pursuant to this Agreement as lenders (the "**Lenders**"), **CIT BUSINESS CREDIT CANADA INC.** and **GE CANADA FINANCE HOLDING COMPANY** as co-collateral agents in the performance of certain functions and duties (the "**Co-Collateral Agents**"), **GE CANADA FINANCE HOLDING COMPANY**, as syndication agent, **GE CAPITAL MARKETS, INC.** as co-lead arranger (the "**Syndication Agent**") and **STELCO INC.**, as borrower (the "**Borrower**").

RECITALS:

(a) On January 29, 2004 (the "**Filing Date**"), the Borrower, Stelwire Ltd., Stelpipe Ltd., Welland Pipe Ltd. and CHT Steel Company Inc. (collectively, the "**Applicants**") were granted relief under a proceeding (the "**CCAA Proceeding**") commenced under the *Companies' Creditors Arrangement Act* (Canada) ("**CCAA**") pursuant to the order of Mr. Justice Farley (as the same was further amended and extended from time to time, collectively, the "**Initial CCAA Order**") of the Ontario Superior Court of Justice (Commercial List) sitting in Toronto, Ontario (the "**Canadian Court**"), and Ernst & Young Inc. was appointed the monitor (the "**Monitor**") of the Applicants pursuant to the Initial CCAA Order;

(b) On the Filing Date, the Monitor was granted relief in an ancillary case under Section 304 of Title 11 of the US Bankruptcy Code (the "**304 Proceeding**") in the United States Bankruptcy Court for the Eastern District of Michigan, Southern Division (the "**US Bankruptcy Court**") by way of a preliminary injunction issued by order dated the Filing Date (as the same was further amended and extended from time to time, collectively, the "**Section 304 Order**");

(c) During the course of the CCAA Proceeding and the 304 Proceeding, certain of the Lenders (or predecessors thereto) continued to make accommodations available to the Borrower pursuant to the Financing Agreement and the DIP Credit Agreement;

(d) Concurrently with the emergence of the Borrower and the other Applicants from the CCAA Proceeding and the 304 Proceeding all obligations under the Financing Agreement (and all other Senior Secured Facility Documents) and under the DIP Credit Agreement (and all other

DIP Facility Documents) were repaid in full (and all CCAA Charges (as defined in the Initial CCAA Order) and other Liens related thereto were released and discharged) from an advance made under the senior secured revolving credit facility in the principal amount of up to Six Hundred Million Canadian Dollars (Cdn.$600,000,000) established by the Administrative Agent and certain of the Lenders (or predecessors thereto) in favour of the Borrower under an exit facility credit agreement dated March 31, 2006 (the "**Original Exit Facility Credit Agreement**");

(e) Certain amendments were made to the Original Exit Facility Credit Agreement effective August 1, 2006 and November 30, 2006;

(f) The parties hereto wish to amend and restate the Original Exit Facility Credit Agreement on the terms and conditions hereof; and

(g) Each of the Agent, the Lenders and the Borrower acknowledges and agrees that immediately upon this Agreement becoming effective, the Accommodations outstanding under the Original Exit Facility Credit Agreement owing by the Borrower shall continue to be outstanding under this Agreement as outstanding Accommodations owing by the Borrower and governed by the provisions of this Agreement, without any novation whatsoever.

NOW THEREFORE in consideration of the mutual agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATIONS **Schedule** Error! Reference source not found.

Section 1.1 Definitions. Schedule Error! Reference source not found.

Capitalized terms used in this Agreement shall have the following respective meanings:

"**304 Proceeding**" has the meaning ascribed to it in the recitals to this Agreement.

"**ABL Priority Collateral**" means, with respect to any Person, all present and future:

(a) Accounts, Inventory (including any and all returned or repossessed merchandise or other goods which by sale resulted in Accounts) and Other Collateral of the Person;

(b) books, records, ledger cards, files, correspondence, invoices, documents, papers, electronically recorded data, computer programs, tapes, disks and related software (owned by the Person or in which the Person has an interest, including any and all access codes in respect thereof) that at any time evidence or contain information relating to any Accounts, Inventory, Other Collateral or Policies (as defined below) of the Person or are otherwise necessary in the collection thereof or realization thereupon;

(c) guarantees, letters of credit, letters of guarantee, encumbrances on real or personal property, leases and other agreements and property of any other Person that at any time in any way secure or relate to any Accounts, Inventory, Other Collateral or Policies of the Person, or are acquired for the purpose of securing any item thereof, but only to the extent that such item(s) relate to ABL Priority Collateral and excluding any portion thereof that relates to Term Priority Collateral;

(d) chattel paper, instruments and Documents of Title at any time evidencing or to the extent pertaining to any Accounts, Inventory, Other Collateral or Policies of the Person and all rights of the Person thereunder;

(e) policies and certificates of insurance pertaining to the items covered by clauses (a) through (d) above, including business interruption insurance relating to the Person's business and credit/receivables insurance, all policies issued by the Export Development Corporation and any other export insurer to the extent relating to the items covered by clauses (a) through (d) above, together with any and all schedules and endorsements thereto from time to time and any and all monies and other sums payable to or receivable by the Person from time to time under any of the foregoing, together with any and all present and future rights and benefits of the Person under and in connection with any of the foregoing and all agreements, permissions, approvals and consents from time to time granted to the Person under any or in connection with any of the foregoing, and all covenants, terms, conditions, representations and warranties made or expressed therein or implied by law in relation thereto, and all rights granted to the Person under any of the foregoing to make claims, enforce performance, sue for and collect amounts owing, give consents or approvals, make selections, exercise options, participate in arbitration or other legal proceedings and/or give notices and declare defaults thereunder (collectively, the "**Policies**"); and

(f) proceeds of (a) to (e) above and all claims of the Person against third parties for loss of, damage to, or destruction of, and payments due or to become due under leases, rentals and hires of, any or all of (a) to (e) above

and proceeds payable under, or unearned premiums with respect to the Policies.

"ABL Secured Parties" means the Administrative Agent, the Co-Collateral Agents and the Lenders.

"ABL Term Priority Collateral Adjusted Capped Amount" means, subject to as hereinafter provided, from and after the effective date of reduction to the interest rates under Section 2.02(1)(b) of the First Supplemental Indenture, being no earlier than March 31, 2008, an amount equal to $500,000,000 less (i) the committed principal amount (or the Equivalent Cdn. $ Amount at the relevant time of determination) of any Refinancing of the Term Credit Agreement in effect on the Closing Date, entered into after the Effective Date in accordance with the terms of the Loan Documents, and (ii) from time to time an amount representing the pro rata reduction to any reduction in the Commitment in accordance with Section 1.3(3) (without giving effect in such calculation for purposes of this definition to any cancellation of the Incremental Revolving Loans Commitment in respect of which any Incremental Revolving Loans Notice has not been given), calculated by deducting from the then applicable ABL Term Priority Collateral Adjusted Capped Amount an amount equal to the then applicable ABL Term Priority Collateral Adjusted Capped Amount multiplied by the percentage by which such Commitment has been so reduced; provided that (x) the ABL Term Priority Collateral Adjusted Capped Amount shall not be less than $150,000,000 and shall not exceed $300,000,000, (y) the ABL Term Priority Collateral Adjusted Capped Amount shall be equal to $300,000,000 at all times while the committed principal amount of the Term Credit Agreement (or any Refinancing thereof) exceeds $350,000,000 (or the Equivalent US $ Amount thereof) and (z) no reduction to the ABL Term Priority Collateral Capped Amount or ABL Term Priority Collateral Adjusted Capped Amount, shall be made if a Default or Event of Default has occurred which is continuing or would result therefrom on the effective date of any Refinancing of such Term Credit Agreement entered into from time to time or at the time of any reduction in Commitment from time to time after the Effective Date.

"ABL Term Priority Collateral Capped Amount" has the meaning ascribed thereto in the Intercreditor Agreement.

"Accommodation" means: (i) any advance made by way of a Canadian Prime Rate Loan, a US Base Rate Loan or a LIBOR Rate Loan at the request of the Borrower or which is deemed to be made by the Administrative Agent or a Lender hereunder; (ii) the creation and purchase of Bankers Acceptances' or the purchase of completed Drafts on the occasion of any Drawing; (iii) the issue of any Letter of Credit; and (iv) any advance or extension of credit under any Sundry Credit Facility.

"**Accommodation Agreement**" means the accommodation agreement dated as of January 29, 2004 among the parties to the Financing Agreement and Stelwire Ltd. and Stelpipe Ltd., as the same was further amended, supplemented, modified, restated, replaced or amended and restated.

"**Accommodation Notice**" means any one of a Borrowing Notice, Drawing Notice or Election Notice.

"**Account Debtor**" means any Person who may become obligated to any Credit Party under, with respect to, or on account of, an Account.

"**Accounts**" means, with respect to any Person, any and all of the Person's existing and future: (a) accounts (as defined in the PPSA), and any and all other receivables (whether or not specifically listed on schedules furnished to the ABL Secured Parties), including all accounts created by, or arising from, any of the Person's sales (including, without limitation the sale of off-gases, steam and electricity), leases, rentals of goods or renditions of services to its customers, including those accounts arising under the Person's trade names or styles, or through the Person's divisions; (b) indemnification rights in respect of other ABL Priority Collateral (but only to the extent such rights relate to ABL Priority Collateral) and tax refunds; (c) proceeds or royalties of any and all licensing agreements or arrangements with the Person and any licencee of the Person's General Intangibles so long as such General Intangibles are or relate to ABL Priority Collateral; (d) credit balances arising in connection with or pursuant to any of the foregoing; (e) General Intangibles pertaining to and to the extent necessary for the collection, realization, processing, sale or recovery in respect of any of the foregoing (including, without limitation, all rights to payment in respect of the foregoing, including, without limitation, those arising in connection with bank and non-bank credit cards) and including, without limitation, books and records and any electronic media and software relating to any and all of the foregoing (including any access codes in respect thereof); (f) notes, deposits or property of account debtors securing the obligations of any such account debtors to the Person; (g) cash and non-cash proceeds of any and all of the foregoing; (h) all demands, monies, choses in action and claims for monies now or hereafter due and payable in connection with any and all of the foregoing or otherwise; and (i) all unpaid sellers or lessors rights (including rescission, replevin, reclamation, repossession and stoppage in transit) relating to the foregoing or arising therefrom and all rights to any goods represented by any of the foregoing, including rights to returned, reclaimed or repossessed goods.

"**Administrative Agent**" means CIT as the administrative agent, funding agent and co-lead arranger for the Lenders under this Agreement and the other Loan Documents, together with any of its successors and assigns.

"**Affiliate**" means, with respect to any Person, (a) each Person that Controls, is Controlled by or is under common Control with such Person, (b) each of such Person's officers, directors, joint venturers and partners, and (c) in the case of the Borrower, the immediate family members, spouses and lineal descendants of individuals who are Affiliates of the Borrower. For the purposes of the definition of "**Restricted Payments**" and Section 6.4 of this Agreement only, "**Affiliate**" shall also include, with respect to any Person, each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, 20% or more of the Shares having ordinary voting power in the election of directors of such Person. In all cases in this Agreement for the purposes of this definition and the definition of "**Fundamental Change**", "**Control**" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise. With respect to any Credit Party, the term "**Affiliate**" shall specifically exclude each Agent and each Lender.

"**Agents**" means collectively the Administrative Agent, the Co-Collateral Agents and the Syndication Agent, together with their respective successors and assigns.

"**Agreement**" means this amended and restated exit facility credit agreement among the Borrower, the Agents and the Lenders as it may at any time and from time to time be amended, supplemented, modified, restated, replaced or amended and restated.

"**Applicable Canadian Prime Rate Margin**" means the per annum interest rate from time to time in effect and payable in addition to the Canadian Prime Rate applicable to Revolving Loans denominated in Canadian dollars, as determined by reference to Section 1.5(3).

"**Applicable Drawing Fee**" means, with respect to each Draft drawn by the Borrower and purchased by any Person on any Drawing Date, an amount equal to the percentage of the aggregate Face Amount of the Draft as determined by reference to Section 1.5(3), calculated on the basis of the term to maturity of the Draft and a year of 365 or 366 days, as the case may be.

"**Applicable Letter of Credit Fee**" means, with respect to each Letter of Credit issued and outstanding pursuant to the terms hereof, an amount per annum equal to the percentage of the face amount of such Letter of Credit as determined by reference to Section 1.5(3).

"**Applicable LIBOR Rate Margin**" means the per annum interest rate from time to time in effect and payable in addition to the LIBOR Rate applicable to

Revolving Loans denominated in United States Dollars, as determined by reference to Section 1.5(3).

"**Applicable Margins**" means collectively the Applicable US Base Rate Margin, Applicable Canadian Prime Rate Margin, the Applicable Drawing Fee, the Applicable LIBOR Rate Margin and the Applicable Letter of Credit Fee.

"**Applicable Unused Facility Fee Margin**" means the per annum fee payable in respect of the Borrower's non-use of funds available under the Revolving Line of Credit pursuant to Section 1.9(3), which fee is 0.375% per annum.

"**Applicable US Base Rate Margin**" means the per annum interest rate from time to time in effect and payable in addition to the US Base Rate applicable to Revolving Loans in U.S. dollars, as determined by reference to Section 1.5(3).

"**Applicants**" has the meaning ascribed thereto in the recitals to the Agreement.

"**Asset Sale Proceeds**" means proceeds of any Disposition of any Collateral (but excluding sales of Inventory in the ordinary course of business) received by a Credit Party net of (i) commissions and other reasonable and customary transaction costs, fees and expenses properly attributable to such transaction and payable by the applicable Credit Party in connection therewith, (ii) transfer taxes, goods and services taxes and sales taxes, as applicable, (iii) amounts payable to holders of Liens on such property or assets, if any, that rank ahead of the Liens in favour of the Administrative Agent on behalf of itself, the Co-Collateral Agents and the Lenders (for greater certainty, without prejudice to the rights and remedies of the Administrative Agent, the Co-Collateral Agents and the Lenders hereunder or under any other Loan Document to the extent such Liens do not constitute Permitted Encumbrances hereunder), (iv) claims of any other affected creditors (to the extent required to be satisfied by and subject to applicable laws), and (v) an appropriate reserve for Taxes, if any, in accordance with applicable tax laws in connection therewith.

"**Assignment and Transfer Agreement**" means the Assignment and Transfer Agreement to be executed by the Transferees in the form of Exhibit "A" hereto. Exhibit "A" Exhibit "D" Exhibit "E" Exhibit "F" Exhibit "G"

"**Availability**" means at any time the amount by which the Borrowing Base exceeds the sum of (i) the outstanding aggregate amount of all Revolving Loans, (ii) the face amount of all outstanding BA Instruments, (iii) the face amount of all outstanding Letters of Credit; and (iv) the Sundry Credit Facility Limit. This requirement contemplates that all of the Borrower's and the Restricted Subsidiaries' debts, obligations and payables are then current in accordance with their usual business practices.

"**Availability Reserve**" means the sum of (a) (i) (3) months rental payments or similar charges for any of the Borrowing Base Parties' leased premises where Inventory is stored or located or other locations where Inventory is stored or located for which any of the Borrowing Base Parties does not own and has not delivered to the Administrative Agent a landlord's waiver in form and substance reasonably satisfactory to the Administrative Agent, plus (ii) up to (3) months estimated payments plus any other fees or charges which may become payable by the Borrowing Base Parties to any applicable warehousemen or third party processor (as determined by the Administrative Agent in its reasonable business judgment), provided that any of the foregoing amounts shall be adjusted from time to time hereafter upon (x) delivery to the Administrative Agent of any such acceptable form of waiver confirming the Administrative Agent's first priority perfected security interest, subject to Permitted Encumbrances, and unfettered access to such location to take possession of the Collateral, (y) the opening or closing of a Collateral location, and/or (z) any change in the amount of rental, storage or processor payments or similar charges; (b) Prior Claims, (c) the aggregate of the Bank Product Market Value Amounts of the Borrowing Base Parties to the extent such amount is negative from the perspective of the Borrowing Base Parties on a consolidated basis (that is, the Borrowing Base Parties on an aggregate basis are "out of the money" under the Bank Products), and (d) any other reserve which the Administrative Agent or the Co-Collateral Agents may reasonably require or which the Administrative Agent or the Co-Collateral Agents acting on the reasonable directions of all of the Lenders require from time to time pursuant to the Loan Documents, including, without limitation, reserves contemplated by Exhibit "G" and in respect of lease payments or similar charges to ensure unfettered access to the Collateral, in respect of any claim or Lien against any part of the Collateral which may be in priority to the Administrative Agent, any credit memos which have not yet been issued, debit memos, unpaid seller's thirty (30) day goods rights to repossess goods, such Inventory value adjustments as may be required by the Co-Collateral Agents or the Lenders from time to time to reflect an Inventory value of the lower of cost, replacement cost or net realizable value (without duplication to the calculation of the Borrowing Base) and in respect of any indemnity granted by the Administrative Agent or any Lender to any Person in connection with the depository and blocked account arrangements contemplated by the Loan Documents.

"**BA Equivalent Note**" has the meaning ascribed to it in Section 1.6(7).

"**BA Instruments**" means, collectively, Bankers' Acceptances, Drafts and BA Equivalent Notes, and, in the singular, any one of them.

"**BA Rate**" means for any day and relative to bankers' acceptances having any specified term, the simple average of the annual rates applicable to Canadian

dollar bankers' acceptances having an identical or comparable term and Face Amount as the Bankers' Acceptances or Drafts proposed to be purchased, displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuter Monitor Money Rates Service as at approximately 10:00 A.M. on such day (or, if such day is not a Business Day, as of 10:00 A.M. on the immediately preceding Business Day), provided that if such rates do not appear on the CDOR Page at such time on such date, the rate for such date will be the annual discount rate (rounded upward to the nearest whole Basis Point) as of 10:00 A.M. on such day at which CIBC is then offering to purchase Canadian dollar bankers' acceptances accepted by it having such specified term (or a term as closely as possible comparable to such specified term).

"**BABC**" means BABC Global Finance Inc. and it successors and assigns.

"**Bank Account**" means any deposit, disbursement or other account maintained by a Credit Party with a bank or other financial institution.

"**Bank Product**" means any hedging or derivatives product (including interest rate, foreign exchange, currency, commodity, credit or equity swaps, caps, floors, collars, options, forwards, and similar transactions) provided to any Credit Party by a Lender or any Lender's Affiliate with a total mark to market exposure of $20,000,000 in the aggregate for all such products at any time provided to all Credit Parties which have been entered into by a Credit Party bona fide, in good faith and in the ordinary course of business for the purposes of carrying on same and not for speculative purposes, and where the term of any such arrangement does not extend beyond the Maturity Date.

"**Bank Product Market Value Amount**" means the amount, if any, that a party would be required to pay its counterparty under any Bank Product in order to terminate the Bank Product as a result of the first party being "out of the money" on a mark to market valuation of the Bank Product.

"**Bankers' Acceptance**" has the meaning ascribed to it in Section 1.6(1).

"**Basis Point**" means one one-hundredth of one percent (0.01%).

"**BIA**" means the *Bankruptcy and Insolvency Act* (Canada).

"**Blocked Account Agreement**" means a three-party agreement, satisfactory in form and substance to the Administrative Agent, entered into by a Blocked Account Credit Party, the Administrative Agent and a bank or financial institution which maintains one or more deposit accounts for such Blocked Account Credit Party, including without limitation any of the blocked account agreements between, on the one hand, the Borrower or any other Blocked

Account Credit Party which maintains a deposit account, and on the other hand, TD and the Administrative Agent, whether or not dated a date before, on or after the date hereof.

"**Blocked Accounts**" means all deposit accounts subject to a Blocked Account Agreement.

"**Blocked Account Credit Party**" means (i) any Credit Party who maintains a deposit account with a bank or other financial institution in Canada, and (ii) any Credit Party incorporated or formed, as the case may be, under the laws of Canada or a province or territory thereof (a "**Canadian Credit Party**") who maintains a deposit account with a bank or other financial institution in any other country.

"**Books and Records**" means books and records of the Credit Parties (and, for the purposes of Section 6.2, of the Excluded Subsidiaries), including actual and pro forma financial statements, other financial, corporate, operations and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, correspondence, data and information, including all data and information stored on computer-related or other electronic media.

"**Borrower**" has the meaning ascribed to it in the preamble to the Agreement.

"**Borrowing Base**" means the sum of (a) subject to the limits below, eighty five percent (85%) of the Borrowing Base Parties' aggregate outstanding Eligible Accounts Receivable, plus (b) the lesser of (i) seventy percent (70%) of the aggregate value (calculated in accordance with the definition of Eligible Inventory) of the Borrowing Base Parties' Eligible Inventory, and (ii) eighty-five percent (85%) of the aggregate Net OLV of the Borrowing Base Parties' Eligible Inventory, less (c) all applicable Availability Reserves. Without limiting the generality of the foregoing, for purposes of each of clauses (a) above, the aggregate amount of the Borrowing Base Parties' Eligible Accounts Receivable owing by General Motors, Ford and DaimlerChrysler shall not exceed 35% of the aggregate amount of all such Eligible Accounts Receivable and the aggregate amount of such Eligible Accounts Receivable owing by any of General Motors, Ford or Chrysler shall not exceed 15% of the aggregate amount of all such Eligible Accounts Receivable (for greater certainty, which limits and account debtors subject thereto may be modified at any time and from time to time at the sole discretion of the Co-Collateral Agents).

"**Borrowing Base Certificate**" means a certificate of the Borrower setting forth the items included in the Borrowing Base for the Borrowing Base Parties

delivered by a designated authorized signing officer of the Borrower in the form attached as Exhibit "B" to this Agreement. Exhibit "B"

"Borrowing Base Parties" means the Borrower, Hamilton Steel LP, Hamilton Coke LP, HMLTN Energy LP, Lake Erie Steel LP, Lake Erie Coke LP and Lake Erie Energy LP and any other Credit Party designated as a "Borrowing Base Party" after the date hereof in writing by the Borrower and approved by the Co-Collateral Agents.

"Borrowing Notice" shall have the meaning ascribed thereto in Section 1.2(d).

"Businesses" means:

(i) the Hamilton Steel Business;

(ii) the Lake Erie Steel Business;

(iii) the Hamilton Coke Business;

(iv) the Lake Erie Coke Business;

(v) the HMLTN Energy Business;

(vi) the Lake Erie Energy Business;

(vii) the Hamilton Land Business;

(viii) the Lake Erie Land Business;

(ix) the HLE Mining Business; and

(x) any business conducted by the Restricted Subsidiaries on the Closing Date.

"Business Day" means any day on which the Administrative Agent and the Lenders are open for business in Toronto, Ontario, and with respect to LIBOR Rate Loans, any date that commercial banks are open for business in London, England.

"Canadian Benefit Plans" means any plan, fund, program, commitment, arrangement, agreement, practices, undertakings or policy, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, providing employee benefits, including medical, hospital care, dental, sickness, accident, disability and life insurance, under which any Credit Party has, or will have, any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may

arise, with respect to its or any of its current or previous Affiliates' Canadian employees or former Canadian employees, but excluding any Canadian Pension Plans.

"Canadian Court" has the meaning ascribed to it in the recitals to this Agreement.

"Canadian Credit Party" has the meaning ascribed to it in the definition of "Blocked Account Credit Party".

"Canadian Dollars or "C$"" means lawful currency of Canada.

"Canadian Pension Plans" means each pension, supplementary pension, retirement savings or other retirement income plan or arrangement of any kind, registered or non-registered, established, maintained or contributed to by any Credit Party for its or any of its current or previous Affiliates' Canadian employees or former Canadian employees, including without limitation the Stelco Main Pension Plans and the Non-Core Pension Plans, but does not include the Canada Pension Plan or the Quebec Pension Plan that is maintained by the Government of Canada or the Province of Quebec, respectively.

"Canadian Prime Rate" means the greater of (a) the rate of interest per annum announced by CIBC or its successor from time to time as its prime rate in effect for Canadian dollar commercial loans in Canada at its principal office in Toronto, Ontario; and (b) the thirty (30) day BA Rate plus fifty (50) Basis Points. (The prime rate is not intended to be the lowest rate of interest charged by CIBC to its borrowers.)

"Canadian Prime Rate Loans" means any Canadian dollar loans or advances pursuant to this Agreement made or maintained at a rate of interest based upon the Canadian Prime Rate.

"Canadian Resident Lender" means, in respect of a particular Accommodation, (i) a Lender which provides such Accommodation and which is resident in Canada for the purposes of the ITA, (ii) a Lender which is a Canadian partnership within the meaning of Section 102 of the ITA, or (iii) a Lender which is an "authorized foreign bank", as defined in Section 2 of the *Bank Act* (Canada) and in Section 248(1) of the ITA, and which provides such Accommodation as part of its "Canadian banking business", as defined in Section 248(1) of the ITA. All references herein to provisions of the ITA shall be construed as being to such provisions as in force from time to time.

"Capital Expenditures" means, with respect to any Person, all expenditures (by the expenditure of cash or the incurrence of Indebtedness) by such Person during any measuring period for any fixed assets or improvements or for

replacements, substitutions or additions thereto that have a useful life of more than one year and that are required to be capitalized under GAAP.

"Capital Lease" means, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with GAAP, would be required to be classified and accounted for as a capital lease on a balance sheet of such Person.

"Capital Lease Obligation" means, with respect to any Capital Lease of any Person, the amount of the obligation of the lessee thereunder that, in accordance with GAAP, would appear on a balance sheet of such lessee in respect of such Capital Lease.

"Capitalized Interest Payments" means payment of any Excess Interest in accordance with Section 1.4(d) of the Term Credit Agreement (**"Term Credit Capitalized Interest Payments"**) and payment of payment-in-kind interest in the form of the issuance of additional Secured Notes in accordance with Section 8.01 of the First Supplemental Indenture (**"Secured Notes Capitalized Interest Payments"**).

"CBCA" means the *Canada Business Corporations Act.*

"CBCA Plan of Arrangement" means the arrangement under the CBCA whereby the assets and businesses of the Borrower were, in connection with the implementation of the CCAA Plan, restructured to transfer the Businesses to the respective General Partners, for and on behalf of the respective Limited Partnerships.

"CCAA" has the meaning ascribed to it in the recitals to the Agreement.

"CCAA Plan" means the plan of compromise, arrangement and reorganization filed on December 9, 2005 with the Canadian Court by the Applicants pursuant to the provisions of the CBCA and the CCAA, as the same was amended, supplemented, modified, restated or amended and restated.

"CCAA Proceeding" has the meaning ascribed to it in the recitals to this Agreement.

"Charges" means all federal, provincial, state, county, city, municipal, local, foreign or other governmental withholding obligations, taxes, levies, assessments, charges, liens, claims or encumbrances upon or relating to (a) the Collateral, (b) the employees, payroll, income, capital or gross receipts of any Credit Party, (c) any Credit Party's ownership or use of any properties or other assets, or (d) any other aspect of any Credit Party's Business.

"Chattel Paper" has the meaning ascribed to it in the PPSA.

"CIBC" means Canadian Imperial Bank of Commerce and its successors and assigns.

"CIT" means CIT Business Credit Canada Inc. and it successors and assigns.

"Closing Date" means March 31, 2006, being the date of execution and delivery of the Original Exit Facility Credit Agreement.

"Co-Collateral Agents" means CIT and GE as co-collateral agents in the performance of certain functions, duties and rights for the Lenders under this Agreement and the other Loan Documents, together with any of their respective successors and assigns.

"Coke Entities" means Hamilton Coke LP, Hamilton Coke GP, Lake Erie Coke LP and Lake Erie Coke GP.

"Collateral" means all property, real or personal, movable or immovable, tangible or intangible and interests in property, of every kind and wheresoever situate, including all ABL Priority Collateral and Term Priority Collateral now owned or hereafter acquired by any Credit Party or Excluded Subsidiary upon which a Lien is granted in favour of the Administrative Agent for the benefit of itself, the Co-Collateral Agents and the Lenders.

"Collective Agreements" means collective agreements and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards and grievance settlements) relating to the employees by which the Borrower or any of its Restricted Subsidiaries is bound or which impose any obligations upon the Borrower or any of its Restricted Subsidiaries or sets out the understanding of the parties or an interpretation with respect to the meaning of any provisions of such collective agreements or the scope of union bargaining or representation rights.

"Commitment" means each Lender's commitment in accordance with this Agreement to make Revolving Loans (whether Initial Revolving Loans or Incremental Revolving Loans) (the **"Initial Revolving Loans Commitment"** and the **"Incremental Revolving Loans Commitment"**, respectively, and in the aggregate, the **"Revolving Credit Commitment"**) in the amount of their respective pro rata share set forth in Schedule **Error! Reference source not found.** to this Agreement prepared by the Administrative Agent (as may be amended, revised or supplemented from time to time) or the Assignment and Transfer Agreement executed by each such Lender. In the case of CIT only the

amount of its Commitment shall also include the provision of any Sundry Credit Facilities pursuant to Section 1.13.

"**Control**" has the meaning ascribed to it in the definition of "**Affiliate**".

"**Copyrights**" means, with respect to a Person, all present and hereafter acquired copyrights, copyright registrations, recordals and applications, including any and all copyrights as may subsist in designs, styles, licences, marks, prints and labels bearing any of the foregoing, any and all general intangibles, intellectual property and rights pertaining thereto, and all cash and non-cash proceeds thereof.

"**CRA**" means the Canada Revenue Agency.

"**Credit Parties**" means the Borrower and each of its Restricted Subsidiaries.

"**Credit Party Real Property**" means, other than in respect of Excluded Real Estate:

(i) all lands and premises in which any Credit Party has any legal or beneficial interest, including without limitation any leasehold interest, together with all rights-of-way, easements, licences and privileges appurtenant or appertaining thereto;

(ii) all buildings, erections, structures and improvements now or hereafter constructed or placed in, under or on the said lands and premises; and

(iii) all fixed machinery, plant, apparatus and fittings and other fixtures now or hereafter, constructed or placed on or attached to the said lands and premises or used in connection therewith.

"**D&O Trust**" means the trust fund in the original amount of $10,000,000 established by the Borrower under the trust indenture dated January 28, 2004 between the Borrower as settlor and George E. Whyte, Q.C., as trustee, in respect of the payment of liability claims for which directors and officers of the Borrower and its Subsidiaries may become personally liable.

"**Default**" means any event that, with the passage of time or giving of notice or both, would, unless cured or waived, become an Event of Default.

"**Default Rate of Interest**" has the meaning ascribed to it in Section 1.5(6).

"**Depository Accounts**" means the Administrative Agent's collection accounts as may be designated by the Administrative Agent from time to time.

"**Designs**" means the following now owned or hereafter acquired by any Person: (a) all industrial designs, design patents and other designs now owned or existing or hereafter adopted or acquired, all registrations and recordals thereof and all applications in connection therewith, including all registrations, recordals and applications in the Canadian Industrial Designs Office or any similar office in any country and all records thereof, and (b) all reissues, extensions or renewals thereof.

"**DIP Credit Agreement**" means the debtor-in-possession credit agreement dated as of March 8, 2004 among Stelco Inc., CIT as administrative and funding agent, CIT and General Electric Capital Canada Inc. as co-collateral agents, Fleet Canada Capital Corporation (as predecessor to BABC) as co-documentation agent and the lenders party thereto, as the same was further amended, supplemented, modified, restated, replaced or amended and restated.

"**DIP Facility Documents**" means the DIP Credit Agreement and all "Loan Documents" (as defined in the DIP Credit Agreement).

"**Disposition**" means, with respect to any property or asset of any Person, any direct or indirect sale, assignment, cession, transfer (including any transfer of title or possession), exchange, conveyance, release or gift of such property or asset, including by means of a sale-leaseback transaction (unless accounted for as a Capital Lease Obligation) and including any such transfer arising on liquidation, dissolution or winding up of such Person; and "**Dispose**" and "**Disposed**" have meanings correlative thereto.

"**Documents of Title**" means all present and future documents of title (as defined in the PPSA), and any and all warehouse receipts, bills of lading, shipping documents, and similar documents, all whether negotiable or not and all goods relating thereto and all cash and non-cash proceeds of the foregoing.

"**Draft**" means, at any time, either a depository bill within the meaning of the *Depository Bills and Notes Act*, or a bill of exchange within the meaning of the *Bills of Exchange Act* (Canada), drawn by the Borrower on a Lender or any other Person and bearing such distinguishing letters and numbers as the Lender or the Person may determine, but which at such time has not been completed as to the payee or accepted by the Lender or the Person.

"**Drawing**" means (i) the creation and purchase of Bankers' Acceptances by a Lender or by any other Person pursuant to Section 1.6, or (ii) the purchase of completed Drafts by a Lender or by any other Person pursuant to Section 1.6.

"**Drawing Date**" means any Business Day fixed for a Drawing pursuant to Section 1.6.

"Drawing Notice" has the meaning ascribed to it in Section 1.6(5).

"Drawing Price" means, in respect of Bankers' Acceptances or Drafts to be purchased by a Lender or any other Person, the difference between (i) the result (rounded to the nearest whole cent, with one-half of one cent being rounded up) obtained by dividing the aggregate Face Amount of the Bankers' Acceptances or Drafts by the sum of one plus the product of (x) the BA Rate multiplied by (y) a fraction, the numerator of which is the number of days in the term of maturity of the Bankers' Acceptances or Drafts and the denominator of which is 365 or 366, as the case may be, and (ii) the aggregate Applicable Drawing Fee.

"Early Termination Date" means the date on which the Borrower terminates this Agreement or the Revolving Line of Credit prior to the Maturity Date in accordance with Section 8.1(2).

"Effective Date" means the date on which the conditions contained in Section 2.1 have been satisfied or waived in accordance with the provisions thereof.

"Election Notice" has the meaning ascribed to it in Section 1.2(g).

"Eligible Accounts Receivable" means the gross amount of the Borrowing Base Parties' Trade Accounts Receivable that are subject to a valid first priority and fully perfected Lien in favour of the Administrative Agent on behalf of itself, the Co-Collateral Agents and the Lenders, subject only to Permitted Encumbrances set forth in subsections (e) and (f) of the definition of Permitted Encumbrances which are Charges or Liens not yet due and payable, which, at all times, continue to be acceptable to the Co-Collateral Agents in the exercise of their reasonable business judgment, less, without duplication, the sum of: (a) Trade Accounts Receivable in respect of which the consent of a third party is required in order to create such Lien in favour of the Administrative Agent which has not been obtained in form and substance satisfactory to the Administrative Agent, (b) any amounts representing any returns, discounts, claims, disputes, rebates, set-offs, credits, fees, allowances and any other dilutive factor of any nature (whether issued, owing, granted, claimed or outstanding, including, without limitation, any Account which is subject to any extension of time for payment thereof, any compromise or any settlement for less than the full amount thereof, any release of an Account Debtor from liability therefor, or any deduction therefrom except a discount or allowance in the ordinary course of business for prompt payment and disclosed to and agreed to by the Co-Collateral Agents), and (c) any such Trade Accounts Receivable that arise from or are subject to or include: (i) sales to any Governmental Entity of the United States of America, or to any Governmental Entity of Canada, except for any such sales in relation to which a Borrowing Base Party has complied with any applicable financial

administration legislation as is needed to ensure that the Administrative Agent holds a valid, enforceable and first priority and fully perfected Lien in such account receivable, subject only to Permitted Encumbrances set forth in subsections (e) and (f) of the definition of Permitted Encumbrances which are Charges or Liens not yet due and payable, to the Co-Collateral Agents' satisfaction in the exercise of their reasonable business judgment; (ii) foreign sales (sales to customers residing outside of Canada or the United States of America), other than sales which otherwise comply with all of the other criteria for eligibility hereunder and (x) are secured by letters of credit (in form and substance satisfactory to the Co-Collateral Agents) issued or confirmed by, and payable at, banks acceptable to the Lenders in their sole and reasonable discretion, or (y) are subject to Export Development Corporation insurance acceptable to the Co-Collateral Agents in their sole and reasonable discretion which has been assigned to the Administrative Agent, on behalf of the Lenders, in form and content acceptable to the Co-Collateral Agents in their sole and reasonable discretion; (iii) Accounts that remain unpaid for more than ninety (90) days from invoice date; (iv) contra accounts; (v) sales to any Subsidiary, or to any company affiliated with a Borrowing Base Party or any other Subsidiary of a Borrowing Base Party in any way; (vi) bill and hold (deferred shipment), guaranteed sales or consignment sales; (vii) sales to any customer which is: (A) insolvent or unable generally to pay its debts as they become due, (B) the debtor in any bankruptcy, insolvency, arrangement, restructuring, reorganization, receivership, liquidation or similar proceedings under any federal, provincial or other applicable laws, or (C) negotiating, or has called a meeting of its creditors for purposes of negotiating, a compromise of its debts, (D) lacking the capacity to contract, or (E) subject to any other proceedings or actions which are pending which could reasonably be expected to result in a material adverse change in such customer's financial condition; (viii) all sales to any customer if fifty percent (50%) or more of the aggregate dollar amount of all outstanding invoices to such customer are unpaid more than ninety (90) days from invoice date; (ix) pre-billed receivables and receivables arising from progress billing; (x) sales not payable in Canadian or United States currency; (xi) Accounts that have been sold, assigned or factored by the Borrowing Base Parties to any Person; (xii) Accounts that are not bona fide or are contingent in any way or which are evidenced by a judgement, Instrument or Chattel Paper; (xiii) are invalid or unenforceable for any reason whatsoever; or (xiv) Accounts subject to a Purchase Money Mortgage.

"Eligible Inventory" means the gross amount of the Borrowing Base Parties' Inventory valued at the lower of the Borrowing Base Party's cost, replacement cost or net realizable value, that is subject to a valid, first priority and fully perfected Lien in favour of the Administrative Agent on behalf of itself, the Co-Collateral Agents and the Lenders, subject only to Permitted Encumbrances set

forth in subsections (e) and (f) of the definition of Permitted Encumbrances which are Charges or Liens not yet due and payable, which, at all times, continues to be acceptable to the Co-Collateral Agents in the exercise of their reasonable business judgment, less, without duplication, any (a) work-in-process, (b) raw materials consisting of (i) fluxes, reagents and refactories used to coat blast furnaces and molten steel ladles, (ii) oil, gases, HCL acid, anhydrous ammonia and tar, (iii) spare parts used for maintenance and repair of machinery and equipment, and (iv) miscellaneous rolls, dies and tools, (c) packaging materials and supplies (other than raw material forming part of Eligible Inventory) , (d) Inventory, other than Inventory located at the Collateral locations identified on Schedule **Error! Reference source not found.** where the Administrative Agent has received a satisfactory licence to use the property and/or landlord waivers, as applicable, (e) Inventory returned or rejected by the Borrowing Base Parties' customers (other than goods that are undamaged and resalable in the normal course of business in the Co-Collateral Agents' reasonable business judgment), including, without limitation, goods to be returned to the Borrowing Base Parties' suppliers, (f) Inventory in transit to or from third parties or in the possession of a warehouseman, bailee, third party processor, Affiliate or Subsidiary of a Borrowing Base Party, or other third party, unless all applicable warehousemen, bailees or third parties have executed a waiver and notice of security interest agreement in favour of the Administrative Agent (in form and substance satisfactory to the Administrative Agent) and/or the Co-Collateral Agents shall otherwise be satisfied that the Administrative Agent on behalf of the Lenders has a first priority and fully perfected Lien in such Inventory, subject to Permitted Encumbrances set forth in subsections (e) and (f) of the definition of Permitted Encumbrances which are Charges or Liens not yet due and payable, (g) Inventory in respect of which the consent of a third party is required in order to create such Lien in favour of the Administrative Agent which has not been obtained in form and substance satisfactory to the Administrative Agent, (h) any Inventory subject to a Purchase Money Mortgage, and (i) less any reserves required by the Co-Collateral Agents in their reasonable discretion, including, without limitation, for special order goods, discontinued and obsolete Inventory, market value declines, bill and hold (deferred shipment) and consignment sales.

"Enforcement Action" means the commercially reasonable exercise of any rights and remedies by the ABL Secured Parties with respect to any Collateral or the commercially reasonable commencement and prosecution by the ABL Secured Parties of enforcement of any of the rights and remedies under the Loan Documents or under applicable law, including without limitation the exercise of any rights and remedies of secured creditors under the CCAA, the BIA or the PPSA.

"**Environmental Laws**" means all applicable Laws relating to the environment, Hazardous Materials, pollution or protection of the environment, including Laws relating to: (i) on-site or offsite contamination; (ii) releases of pollutants, contaminants, chemicals or other industrial, toxic or radioactive substances or Hazardous Materials into the environment; and (iii) the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials.

"**Environmental Liabilities**" means, with respect to any Person, all liabilities, obligations, responsibilities, costs (including any response, remedial and removal costs, investigation and feasibility study costs, capital costs, operation and maintenance costs), losses, damages (including any punitive damages, property damages, natural resource damages, consequential damages and treble damages), expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of or related to any claim, suit, action, administrative order, investigation, order (including judicial and administrative orders), proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, statute, regulation, equity or common law, including any arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Material whether on, at, in, under, from or about or in the vicinity of any real or personal property.

"**Environmental Permits**" means all permits, licenses, authorizations, certificates, approvals or registrations required by any Governmental Entity under any Environmental Laws.

"**Equipment**" means all "equipment," as such term is defined in the PPSA, now owned or hereafter acquired or leased by any Person, wherever located and, in any event, including all such Person's machinery and equipment, including processing equipment, conveyors, machine tools, data processing and computer equipment, including embedded software and peripheral equipment and all engineering, processing and manufacturing equipment, office machinery, furniture, materials handling equipment, tools, attachments, accessories, automotive equipment, trailers, trucks, forklifts, molds, dies, stamps, motor vehicles, rolling stock and other equipment of every kind and nature, trade fixtures and fixtures not forming a part of real property, together with all General Intangibles related thereto, additions and accessions thereto, replacements therefor, all parts therefor, all substitutes for any of the foregoing, fuel therefor, and all manuals, drawings, instructions, warranties and rights with respect thereto, and all products and proceeds thereof and condemnation awards and insurance proceeds with respect thereto.

"**Equivalent Cdn. $ Amount**" means, on any day, with respect to any amount of US Dollars, the amount of Canadian dollars required to purchase that amount of US Dollars at CIBC's opening rate on such date, or, if such day is not a Business Day, on the next Business Day.

"**Equivalent US$ Amount**" means, on any day, with respect to any amount of Canadian dollars, the amount of U.S. dollars required to purchase that amount of Canadian dollars at CIBC's opening rate on such date, or, if such day is not a Business Day, on the next Business Day.

"**ERISA**" means the *Employee Retirement Income Security Act* of 1974, as amended from time to time, and any regulations promulgated thereunder.

"**ERISA Affiliate**" means, with respect to any Credit Party, any trade or business (whether or not incorporated) that, together with such Credit Party, are treated as a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the IRC.

"**ERISA Event**" means, with respect to any Credit Party or any ERISA Affiliate, for which the 30-day notice requirement has not been waived; (a) any event described in Section 4043(c) of ERISA with respect to a Title IV Plan; (b) the withdrawal of any Credit Party or ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (c) the complete or partial withdrawal, within the meaning of Sections 4203 and 4205 of ERISA of any Credit Party or any ERISA Affiliate from any Multiemployer Plan; (d) the filing of a notice of intent to terminate a Title IV Plan or the treatment of a plan amendment as a termination under Section 4041 of ERISA; (e) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC; (f) the failure by any Credit Party or ERISA Affiliate to make when due required contributions to a Multiemployer Plan or Title IV Plan unless such failure is cured within 30 days; (g) any other event or condition that might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of liability under Section 4069 or 4212(c) of ERISA; (h) the termination of a Multiemployer Plan under Section 4041A of ERISA or the reorganization or insolvency of a Multiemployer Plan under Section 4241 or 4245 of ERISA; or (i) the loss of a Qualified Plan's qualification or tax exempt status; or (j) the termination of a Title IV Plan described in Section 4064 of ERISA.

"**ESOP**" means a Plan that is intended to satisfy the requirements of Section 4975(e)(7) of the IRC.

"**Event of Default**" has the meaning ascribed to it in Section 9.1.

"**Excess Interest**" has the meaning ascribed to it in the Term Credit Agreement.

"**Exchange Notes**" means those senior exchange notes issued to the lenders under the Term Credit Agreement pursuant to the Exchange Note Indenture.

"**Exchange Note Indenture**" means a note indenture, in form and substance satisfactory to the Administrative Agent, to be entered into with respect to the Exchange Notes to be issued by Borrower.

"**Exchange Note Trustee**" shall mean the trustee under the Exchange Note Indenture.

"**Excluded Real Estate**" means the Real Estate identified on Schedule 3.5 as (i) the oil and gas rights owned by Stelco Coal Company in certain townships in Pennsylvania, (ii) the Borrower's leasehold interest in the Windsor sales office (Unit 100, 4520 Rhodes Drive, Windsor, Ontario) and the Quebec sales office (Local #203, 60 de Montbrun, Boucherville, Quebec), (iii) the Borrower's freehold interest in 1505 Chemin Point Noire, C.P. 878, Sept Iles, Quebec, and (iv) the Borrower's interest in Wabush Mines, Labrador, Newfoundland.

"**Excluded Subsidiaries**" means Commercial Distribution Services, Inc., Ontario Coal Company, Chisholm Coal Company, Ontario Eveleth Company, Stelco Erie Corporation and Kanawha Coal Company.

"**Face Amount**" means in respect of a BA Instrument, the amount payable to the holder on its maturity.

"**Federal Funds Rate**" means, for any day, an annual interest rate equal to the weighted average of the rates on overnight United States federal funds transactions with members of the Federal Reserve System arranged by United States federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or for any Business Day on which such rate is not so published, the arithmetic average of the quotations for such day on such transactions received by the Administrative Agent from three United States federal funds brokers of recognized standing selected by it.

"**Fee Letter**" means the fee letter dated the date hereof issued by the Administrative Agent and CIT and GE as Lenders to, and accepted by, the Borrower.

"**Fees**" means any and all fees payable to any Agent or any Lender pursuant to this Agreement or any of the other Loan Documents.

"**Filing Date**" has the meaning ascribed to it in the recitals to the Agreement.

"Financial Statements" means the consolidated and consolidating income statements, statements of cash flows and balance sheets of the Borrower and its consolidated subsidiaries, which, for greater certainty, shall identify all inter-company transactions and include an unaudited unconsolidated balance sheet for the Borrower exclusively.

"Financing Agreement" means the amended and restated financing agreement dated as of November 20, 2003 among Stelco Inc., CIT as lead arranger and syndication, administrative and funding agent, CIT and General Electric Capital Canada Inc. as co-collateral agents, GECC Capital Markets Group, Inc. as co-lead arranger, Fleet Canada Capital Corporation (as predecessor to BABC) as co-documentation agent and the lenders party thereto, as amended by the Accommodation Agreement and as it and the Accommodation Agreement were jointly or separately further amended, supplemented, modified, restated, replaced or amended and restated.

"First Supplemental Indenture" means the first supplemental indenture dated the Closing Date between the Borrower and the Secured Notes Trustees.

"Fiscal Month" means any of the monthly accounting periods of the Borrower.

"Fiscal Quarter" means any of the quarterly accounting periods of the Borrower, ending on March 31, June 30, September 30 and December 31 of each Fiscal Year.

"Fiscal Year" means each twelve (12) month period commencing on January 1 of each year and ending on the following December 31.

"Foreign Lender" means a Lender which is not a Canadian Resident Lender.

"Fundamental Change" means the occurrence of any of the following: (i) the acquisition at any time following the initial distribution of common shares pursuant to the CCAA Plan by any Person, directly or indirectly, of a legal or beneficial interest of more than 50% of the common shares or Control of the Borrower (whether by purchase or by way of merger, amalgamation, consolidation, wind up or otherwise) (including any right to acquire voting shares that are not then outstanding of which such person or group is deemed the beneficial owner); (ii) the acquisition at any time by any person (other than the Borrower), directly or indirectly, of (x) a legal or beneficial interest in any Shares of either Hamilton Steel GP or Lake Erie Steel GP, or (y) more than 49.9% and less than 100% of any Shares or Control of any other General Partner (where such other General Partner has not entered into a covenants agreement (in form and substance satisfactory to the Administrative Agent) agreeing to be bound by the representations, warranties, covenants and events of default herein and in every other Loan Document which apply to it), (iii) the acquisition at any time

by any Person (other than the Borrower), directly or indirectly, of (x) a legal or beneficial interest in any Shares of either Hamilton Steel LP or Lake Erie Steel LP, or (y) more than 49.9% and less than 100% of any Shares or Control of any other Limited Partnership (where such other Limited Partnership has not entered into a covenants agreement (in form and substance satisfactory to the Administrative Agent) agreeing to be bound by the representations , warranties, covenants and events of default herein and in every other Loan Document which apply to it), (iv) a change in the Borrower's or board of directors in which the individuals who constituted the board of directors as of the Closing Date or (on and after the second anniversary of the Closing Date) at the beginning of the two year period immediately preceding such change (together with any other director whose election by the board of directors or whose nomination for election by the shareholders was approved by a vote of at least two-thirds of the directors then in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office; or (v) subject to Section 6.1, any amalgamation or consolidation of the Borrower or any other Credit Party with, or merger of the Borrower or any other Credit Party into, any other Person, any merger of another Person into the Borrower or any other Credit Party, or any sale, lease or transfer of all or substantially all of the Borrower's or any other Credit Party's assets to another Person.

"futures account" has the meaning ascribed to it in the PPSA.

"futures intermediary" has the meaning ascribed to it in the PPSA.

"GAAP" means generally accepted accounting principles in Canada as in effect from time to time and for the period as to which such accounting principles are to apply.

"GE" means GE Canada Finance Holding Company and its successors and assigns.

"General Intangibles" means all present and hereafter acquired intangibles, and shall include all present and future right, title and interest in and to: (a) all Trademarks, tradenames, corporate names, business names, logos and any other designs or sources of business identities; (b) Patents, together with any improvements on said Patents, utility models, industrial models, and Designs; (c) Copyrights; (d) trade secrets; (e) licenses, permits and franchises; (f) all applications with respect to the foregoing; (g) all right, title and interest in and to any and all extensions and renewals; (h) all goodwill with respect to any of the foregoing; (i) any other forms of similar intellectual property; and (j) all customer lists, distribution agreements, supply agreements and blueprints.

"**General Partners**" means Hamilton Coke GP, Hamilton Land GP, Hamilton Steel GP, HLE Mining GP, HMLTN Energy GP, Lake Erie Coke GP, Lake Erie Land GP, Lake Erie Steel GP and Lake Erie Energy GP.

"**Governmental Entity**" means any: (a) multinational, federal, provincial, state, municipal, local or other government, governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; and (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"**Guaranteed Indebtedness**" means as to any Person, any obligation of such Person guaranteeing, providing comfort or otherwise supporting any Indebtedness, lease, dividend, or other obligation ("**primary obligation**") of any other Person (the "**primary obligor**") in any manner, including any obligation or arrangement of such Person to (a) purchase or repurchase any such primary obligation, (b) advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor, (c) purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, (d) protect the beneficiary of such arrangement from loss (other than product warranties given in the ordinary course of business), or (e) indemnify the owner of such primary obligation against loss in respect thereof. The amount of any Guaranteed Indebtedness at any time shall be deemed to be an amount equal to the lesser at such time of (x) the stated or determinable amount of the primary obligation in respect of which such Guaranteed Indebtedness is incurred, and (y) the maximum amount for which such Person may be liable pursuant to the terms of the instrument embodying such Guaranteed Indebtedness, or, if not stated or determinable, the maximum reasonably anticipated liability (assuming full performance) in respect thereof.

"**Hamilton Coke Business**" means the business, carried on by Hamilton Coke LP, of manufacturing, sales and marketing of coke at and from the coke oven batteries and related by-product plants located at the Hamilton Facility.

"**Hamilton Coke GP**" means Hamilton Coke GP Inc., a corporation governed by the CBCA.

"**Hamilton Coke Lease**" means the land lease dated on or about the date hereof between the Borrower and Hamilton Coke LP.

"Hamilton Coke LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Hamilton Coke GP, as the general partner, and the Borrower, as the initial limited partner.

"Hamilton Facility" means the steelmaking and processing complex, comprised of plants, buildings, equipment and other property of or held on behalf of Hamilton Steel LP, Hamilton Coke LP and Hamilton Energy LP located at Hamilton, Ontario.

"Hamilton Hourly Plan" means the Bargaining Unit Pension Plan for the Hamilton Steel Members of USW Local 1005.

"Hamilton Hourly Plan Estimate" has the meaning ascribed to it in Section 4.1(6).

"Hamilton Hourly Plan Memorandum of Understanding" means the memorandum of agreement dated June 15, 2006 between the Borrower and USW Local 1005, pursuant to which it was agreed to continue the letter of agreement on pension indexing for the term of the collective agreement expiring July 31, 2010, the particulars of which are described in a letter from the Borrower to the Agent and the Lenders dated as at July 18, 2006.

"Hamilton Hourly Plan Report" has the meaning ascribed to it in Section 4.1(6).

"Hamilton Land Business" means the business, carried on by Hamilton Land LP, of holding, carrying, developing, sales and marketing of real estate assets in or near Hamilton, Ontario, as more particularly described in the CBCA Plan of Arrangement.

"Hamilton Land GP" means Hamilton Land GP Inc., a corporation governed by the CBCA.

"Hamilton Land LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Hamilton Land GP, as the general partner, and the Borrower, as the initial limited partner.

"Hamilton Steel Business" means the business, carried on by Hamilton Steel LP, of manufacturing, sales, marketing and distribution of steel, and the provision of certain services to the Hamilton Coke Business, the HMLTN Energy Business and the Hamilton Land Business, at the Hamilton Facility.

"Hamilton Steel GP" means Hamilton Steel GP Inc., a corporation governed by the CBCA.

"Hamilton Steel LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Hamilton Steel GP, as the general partner, and the Borrower, as the initial limited partner.

"Hazardous Material" means any Substance, material or waste that is regulated by, or forms the basis of liability now or hereafter under, any applicable Environmental Laws, including any material or substance that is defined as a "solid waste," "hazardous waste," "hazardous material," "hazardous substance," "dangerous goods", "extremely hazardous waste," "restricted hazardous waste," "deleterious substance", "pollutant," "contaminant," "hazardous constituent," "special waste," "toxic substance" or other similar term or phrase under any applicable Environmental Laws.

"HLE Mining Business" means the business carried on by HLE Mining LP, of mining, processing, sales, marketing and distribution of iron ore, the administration of the closed coal mines and the holding, carrying developing and administration of mining-related real estate assets.

"HLE Mining GP" means HLE Mining GP Inc., a corporation governed by the CBCA.

"HLE Mining LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between HLE Mining GP, as the general partner, and the Borrower, as the initial limited partner.

"HMLTN Energy Business" means the business, carried on by HMLTN Energy LP, of generation, sales, marketing and distribution of energy to and from facilities to be constructed in or near Hamilton, Ontario.

"HMLTN Energy GP" means HMLTN Energy GP Inc., a corporation governed by the CBCA.

"HMLTN Energy LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between HMLTN Energy GP, as the general partner, and the Borrower, as the initial limited partner.

"Indebtedness" means, with respect to any Person, without duplication, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property but excluding obligations to trade creditors incurred in the ordinary course of business that are unsecured and not overdue by more than 6 months unless being contested in good faith, (b) all reimbursement and other obligations with respect to letters of credit, bankers' acceptances and surety

bonds, whether or not matured, (c) all obligations evidenced by notes, bonds, debentures or similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations and future rental payments under all synthetic leases, (f) all obligations of such Person under commodity purchase or option agreements or other commodity price hedging arrangements, in each case whether contingent or matured, (g) all obligations of such Person under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter the risks of that Person arising from fluctuations in currency values or interest rates, in each case whether contingent or matured, (h) Shares in the capital of such Person redeemable or retractable at the option of the holder or which by their terms or by contract are required to be redeemed or retracted; and (i) all Indebtedness referred to above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property or other assets (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

"**Indemnified Liabilities**" has the meaning ascribed to it in Section 1.15.

"**Indemnified Person**" has the meaning ascribed to it in Section 1.15.

"**Initial CCAA Order**" has the meaning ascribed to it in the recitals to the Agreement.

"**Insolvency Laws**" means any of the BIA, the CCAA, the Winding-Up and Restructuring Act (Canada) and the US Bankruptcy Code, each as now and hereafter in effect, any successors to such statutes and any other applicable insolvency or other similar law of any jurisdiction including, without limitation, any law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

"**Insolvency Proceeding**" means, in respect of any Credit Party, any proceeding in respect of bankruptcy, insolvency, winding up, receivership, dissolution or assignment for the benefit of creditors, including the BIA, the CCAA or any similar Canadian or foreign bankruptcy, insolvency, reorganization, receivership or similar law.

"**Instrument**" has the meaning ascribed to it in the PPSA.

"**Insurance Proceeds**" means insurance proceeds or other awards payable to any of the Credit Parties (including, without limitation, by the Export Development Corporation) in connection with the loss, destruction or condemnation of any property or assets of the Credit Parties, net of (i) reasonable costs, fees and expenses for repairing or replacing any such property or assets, and (ii) amounts payable to holders of Liens, if any, that rank ahead of the Liens in favour of the Administrative Agent on behalf of itself, the Co-Collateral Agents and the Lenders (for greater certainty, without prejudice to the rights and remedies of the Administrative Agent, the Co-Collateral Agents and the Lenders hereunder or under any other Loan Document to the extent that such Liens do not constitute Permitted Encumbrances hereunder).

"**intangibles**" has the meaning ascribed to it in the PPSA.

"**Intellectual Property**" means any and all Licenses, Patents, Designs, Copyrights, Trademarks, and the goodwill associated with such Trademarks.

"**Intercreditor Agreement**" means the intercreditor agreement dated the Closing Date between the Borrower, the Restricted Subsidiaries, the Excluded Subsidiaries, the Administrative Agent, Tricap, the Secured Notes Trustees and the Exchange Note Trustee (if and when the Exchange Note Indenture is entered into), as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"**Intercreditor Consent**" means the written consent of the agent on behalf of the lenders under the Term Credit Documents (such consent to be provided pursuant to the proviso in Section 6.1(2) of the Intercreditor Agreement and to be in form and content satisfactory to the Co-Collateral Agents acting reasonably) in order to make effective the replacement of the restrictions on prepayments of principal by the Borrower under the Term Credit Agreement, as contemplated by Section 6.3(2) hereof, with the new restrictions contemplated by Section 6.3(3) hereof.

"**Inventory**" means, with respect to any Person, any and all of the Person's present and hereafter acquired inventory (as defined in the PPSA), including, without limitation, all additions, substitutions and replacements thereof, wherever located, together with all goods and materials (in each case excluding Equipment) used or usable in manufacturing, processing, reprocessing, packaging or shipping same in all stages of production from raw materials through work-in-process to finished goods and all General Intangibles pertaining to and to the extent necessary for the collection, realization, processing, sale or recovery in respect of any of the foregoing, and proceeds thereof of whatever sort together with any unpaid seller's or lessor's rights (including rescission, replevin, reclamation, repossession and stoppage in transit

relating to any of the foregoing or arising therefrom) to reclaim or repossess goods.

"**Investment**" means, with respect to any Person, any purchase or other acquisition by that Person (or the entering into of any letter of intent or commitment letter related thereto in circumstances where obtaining the requisite consent of the Lenders under this Agreement is not a condition precedent to such purchase or acquisition under such letter of intent or commitment letter) of (a) any Security issued by, (b) a beneficial interest in any Security issued by, or (c) any other equity ownership interest in, any other Person, provided that (i) deposits (excluding term deposits and certificates of deposit) with banks or other financial institutions which are available for withdrawal on demand and (ii) assets held under and in accordance with the pension trusts of any Canadian Pension Plan or US Pension Plan shall not constitute Investments.

"**IRC**" means the Internal Revenue Code of 1986, as amended from time to time, and all regulations promulgated thereunder.

"**IRS**" means the Internal Revenue Service.

"**Issuing Bank**" means the financial institution selected by the Administrative Agent issuing Letters of Credit for the Borrower.

"**ITA**" means the *Income Tax Act* (Canada) as the same may from time to time be in effect.

"**Lake Erie Coke Business**" means the business, carried on by Lake Erie Coke LP, of manufacturing, sales and marketing of coke at and from the coke oven batteries and related by-product plants located at the Lake Erie Facility.

"**Lake Erie Coke GP**" means Lake Erie Coke GP Inc., a corporation governed by the CBCA.

"**Lake Erie Coke Lease**" means the land lease dated on or about the date hereof between the Borrower and Lake Erie Coke LP.

"**Lake Erie Coke LP**" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Lake Erie Coke GP, as the general partner, and the Borrower, as the initial limited partner.

"**Lake Erie Energy Business**" means the business, carried on by Lake Erie Energy LP, of generation, sales, marketing and distribution of energy to and from facilities to be constructed in or near Nanticoke, Ontario.

"Lake Erie Energy GP" means Lake Erie Energy GP Inc., a corporation governed by the CBCA.

"Lake Erie Energy LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Lake Erie Energy GP, as the general partner, and the Borrower, as the initial limited partner.

"Lake Erie Facility" means the steelmaking and processing complex, comprised of plants, buildings, equipment and other property of Lake Erie Steel LP, located at Nanticoke, Ontario.

"Lake Erie Land Business" means the business, carried on by Lake Erie Land LP, of holding, carrying, developing, sales and marketing of real estate assets in or near Nanticoke, Ontario, as more particularly described in the CBCA Plan of Arrangement.

"Lake Erie Land GP" means Lake Erie Land GP Inc., a corporation governed by the CBCA.

"Lake Erie Land LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Lake Erie Land GP, as the general partner, and the Borrower, as the initial limited partner.

"Lake Erie Steel Business" means the business, carried on by Lake Erie Steel LP, of manufacturing, sales, marketing and distribution of steel, and the provision of certain services to the Lake Erie Coke Business, the Lake Erie Energy Business and the Lake Erie Land Business, at the Lake Erie Facility.

"Lake Erie Steel GP" means Lake Erie Steel GP Inc., a corporation governed by the CBCA.

"Lake Erie Steel LP" means the limited partnership established under the laws of the Province of Ontario pursuant to a limited partnership agreement between Lake Erie Steel GP, as the general partner, and the Borrower, as the initial limited partner.

"Laws" or **"laws"** means all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies or guidelines having the force of law, or any provisions of the foregoing, including, without limitation, general principles of common and civil law and equity, legally binding on the Person referred to in the context in which such word is used; and **"Law"** or **"law"** means any one of the foregoing.

"Lenders" means, collectively, CIT, GE and any other party which is now or hereafter becomes a Lender hereunder or otherwise acquires a Commitment hereunder (individually, a **"Lender"**), and their respective successors and assigns.

"Letters of Credit" means all Canadian and United States dollar letters of credit issued with the assistance of the Administrative Agent, on behalf of the Lenders, in accordance with Section 1.7 hereof by the Issuing Bank for or on behalf of the Borrower.

"Letter of Credit Fee" means the fee payable to the Administrative Agent on behalf of the Lenders, chargeable to the Borrower under Section 1.9(4) of this Agreement for assisting the Borrower in obtaining Letters of Credit, all pursuant to Section 1.7 hereof.

"Letter of Credit Sub-Line" means the commitment of the Lenders to arrange for the Borrower to obtain Letters of Credit, pursuant to Section 1.7 hereof, to a maximum aggregate amount of $75,000,000 which, for greater certainty, shall be available from both the Initial Revolving Loans Commitment and the Incremental Revolving Loans Commitment.

"LIBOR Interest Period" means, for each LIBOR Rate Loan, a period which commences (i) in the case of the initial LIBOR Interest Period, on the date the loan is made or converted from another type of Accommodation, and (ii) in the case of any subsequent LIBOR Interest Period, on the last day of the immediately preceding LIBOR Interest Period, and which ends, in either case, on the day selected by the Borrower in the applicable Borrowing Notice or Election Notice. The duration of each LIBOR Interest Period shall be 1, 2, 3 or 6 months, unless the last day of a LIBOR Interest Period would otherwise occur on a day other than a Business Day, in which case the last day of such LIBOR Interest Period shall be extended to occur on the next Business Day, or if such extension would cause the last day of such LIBOR Interest Period to occur in the next calendar month, the last day of such LIBOR Interest Period shall occur on the preceding Business Day.

"LIBOR Rate" means, for each LIBOR Interest Period for each LIBOR Rate Loan,

(i) an interest rate per annum (expressed on the basis of a 360-day year) being the rate shown on Telerate page 3750 (as defined in the International Swaps and Derivatives Association, Inc. definitions, as modified and amended from time to time) (at or about 11:00 a.m. London time) on the day which is two Business Days before the first day of such LIBOR Interest Period for offering deposits in the relevant currency and amount for a period equal to the

relevant LIBOR Interest Period, and if different rates are quoted for offering deposits in the relevant currency in varying amounts, in an amount which is closest to the Administrative Agent's (in its capacity as Lender) Lender's Commitment of such LIBOR Rate Loan; or

(ii) if for any reason, the Telerate rates are not available, then the LIBOR Rate shall be the annual rate of interest (expressed on the basis of a 360-day year) equal to the average (rounded upward to the nearest whole multiple of 1/16 of 1% per annum) of the rates per annum which leading banks in the London interbank markets are offering deposits in the relevant currency and amount for a period equal to the relevant LIBOR Interest Period, appearing on the Reuters Screen LIBO Page (at or about 11:00 a.m. London time) on the day which is two Business Days before the first day of such LIBOR Interest Period.

"**LIBOR Rate Loan**" means any loans made pursuant to this Agreement which are made or maintained at a rate of interest based upon the LIBOR Rate, provided that (i) no Event of Default exists hereunder, and (ii) no LIBOR Rate Loan shall be made with a LIBOR Interest Period that ends subsequent to a Maturity Date or any applicable Early Termination Date.

"**License**" means, in respect of a Person, any Copyright, Patent, Design, Trademark or other license of rights or interests now held or hereafter acquired by such Person, other than any license of readily available commercial software.

"**Lien**" means, (a) with respect to any asset, any mortgage, deed of trust, trust or deemed trust, lien, pledge, assignment, hypothecation, encumbrance, charge, security interest, royalty interest, claim, right of detention or seizure, right of distraint, easement, defect of title or right of set off in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, Capital Lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities, (d) any netting arrangement, deposit arrangement, defeasance arrangement or reciprocal fee arrangement, (e) the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable law of any jurisdiction, and (f) any other preference, priority or arrangement having the effect of providing security.

"**Limited Partnerships**" means Hamilton Coke LP, Hamilton Land LP, Hamilton Steel LP, HLE Mining LP, HMLTN Energy LP, Lake Erie Coke LP, Lake Erie Land LP, Lake Erie Steel LP and Lake Erie Energy LP.

"**Limited Partnership Agreements**" means the limited partnership agreements between the Borrower and each respective General Partner establishing each respective Limited Partnership, which for purposes hereof shall be deemed to be "constating documents" hereunder.

"**Line Availability**" means the amount by which the lesser of (a) the Borrowing Base, and (b) the Revolving Line of Credit exceeds the sum of (i) the outstanding aggregate amount of all Revolving Loans, (ii) the face amount of all outstanding BA Instruments, (iii) the face amount of all outstanding Letters of Credit, and (iv) the maximum principal amount of any Sundry Credit Facilities established from time to time. This requirement contemplates that all of the Borrower's debts, obligations and payables are then current in accordance with its usual business practice.

"**Line of Credit**" means the aggregate Commitment of the Lenders to (a) make Revolving Loans pursuant to Section 1.2 and Section 1.6, and (b) to arrange for the opening of Letters of Credit pursuant to Section 1.7; provided that nothing herein shall be deemed to increase any Lender's Commitment hereunder, and which Commitment shall be set forth in Schedule **Error! Reference source not found.** hereof maintained by the Administrative Agent or the Assignment and Transfer Agreements executed by such Lender and be subject to Section 11.1.

"**Litigation**" has the meaning ascribed to it in Section 3.12.

"**Loan Documents**" means this Agreement, the Intercreditor Agreement, the Province Intercreditor Agreement, the Fee Letter, the BA Instruments, and all other agreements, security agreements, Real Estate Security, pledge agreements, guarantees, instruments, documents and certificates executed and delivered to, or in favour of, the Administrative Agent, the Co-Collateral Agents and/or any Lender and including all other pledges, powers of attorney, consents, assignments, contracts, notices, and all other written matter whether heretofore, now or hereafter executed by or on behalf of any Credit Party or Excluded Subsidiary, or any employee of any Credit Party or Excluded Subsidiary, and delivered to the Administrative Agent, the Co-Collateral Agents and/or any Lender in connection with this Agreement, the Original Exit Facility Credit Agreement or the transactions contemplated hereby or thereby. Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to this

Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

"**MAG**" means the Ministry of the Attorney General (Ontario).

"**Maintenance Capital Expenditures**" means expenditures of money or money's worth by a Person for the repair or maintenance of assets which are required to be capitalized in accordance with GAAP.

"**Material Adverse Effect**" means (i) a material adverse effect, on (a) the business, assets, operations, prospects or financial or other condition of all of the Credit Parties taken as a whole for the industries in which they operate, (b) the Borrower's ability to repay any of its payment obligations under this Agreement or any other Loan Document, or the Credit Parties' ability to perform their respective other Obligations under this Agreement or the other Loan Documents, (c) the Liens in favour of the Administrative Agent on behalf of itself, the Co-Collateral Agents and/or the Lenders on the Collateral or the priority of such Liens, or the value of the Collateral or the amount that the Administrative Agent would be likely to receive (after giving consideration to delays in payment and costs of enforcement) in the liquidation of such Collateral or evidence of a material decline in condition or value of the Collateral, or (d) the Administrative Agent's, Co-Collateral Agents' or any Lender's rights or remedies under this Agreement or the other Loan Documents; or (ii) litigation has been commenced or continued which could, in the Administrative Agent's and Co-Collateral Agents absolute and sole judgement, reasonably be expected to have a material adverse effect on either the ability of the Borrower or the collective ability of the other Credit Parties to perform their respective obligations under this Agreement or the other Loan Documents to which it or they are a party, or on the Liens in favour of the Administrative Agent on behalf of itself, the Co-Collateral Agents and the Lenders on the Collateral or the priority of such Liens, or the value of the Collateral or the amount that the Administrative Agent would be likely to receive (after giving consideration to delays in payment and costs of enforcement) in the liquidation of such Collateral, or which would challenge the transactions under this Agreement or the other Loan Documents; provided, however, that for the purposes of Sections 3.15, 5.9 and 6.10 of this Agreement, as it pertains to the Hamilton Facility, the meaning of Material Adverse Effect shall be restricted to clauses (i)(a), (i)(b) and (ii) above, and for the purposes of Sections 4.1(9) and 9.1(w) of this Agreement, in relation to any matter arising under Environmental Laws as it pertains to the Hamilton Facility, the meaning of Material Adverse Effect shall be similarly restricted to clauses (i)(a), (i)(b) and (ii) above. For greater certainty, any strike, labour disruption or development affecting capital markets generally, the Canadian or North American economy or the Canadian or international steel industry as a whole shall not constitute a "Material Adverse Effect".

"**Material Contract**" means (i) the tolling agreement dated March 14, 1997 between Lake Erie Steel Company Ltd. and Lake Erie Slab Company Inc. (the "**Slabco Tolling Agreement**"), (ii) any agreement, contract or similar instrument to which the Borrower or any of the Restricted Subsidiaries is a party or to which any of their property or assets may be subject for which breach, non-performance, termination, cancellation, expiration, or failure to renew could reasonably be expected to have a Material Adverse Effect, and (iii) without limiting the generality of the foregoing, the Term Credit Documents, the Secured Notes Credit Documents, the Pension Agreement and the Province Credit Documents.

"**Maturity Date**" means the date that is five (5) years from the Effective Date.

"**MOE**" means the Ministry of the Environment (Ontario).

"**MOL**" means the Ministry of Labour (Ontario).

"**Monitor**" has the meaning ascribed to it in the recitals.

"**Mortgages**" means each of the debentures, mortgages, deeds of trust, deeds of hypothec and issue of bonds, leasehold mortgages, leasehold deeds of trust, collateral assignments of leases or other real estate security documents delivered by a Credit Party to and in favour of the Administrative Agent on behalf of the Lenders with respect to all of the Real Estate other than the Excluded Real Estate, all in form and substance reasonably satisfactory to the Co-Collateral Agents.

"**Multiemployer Plan**" means a "multiemployer plan" as defined in Section 4001(a)(3) of ERISA that is covered by Title IV of the ERISA, and to which any Credit Party or ERISA Affiliate is making, is obligated to make or has made or been obligated to make, contributions on behalf of participants who are or were employed by any of them.

"**Net OLV**" means the net orderly liquidation value (expressed as a percentage of Eligible Inventory) of Eligible Inventory of the Borrowing Base Parties determined based on the most recently completed appraisals of the Eligible Inventory of the Credit Parties conducted by the Co-Collateral Agents pursuant to this Agreement.

"**New Common Shares**" has the meaning ascribed to it in the CCAA Plan.

"**non-arm's length**" has the meaning ascribed to it in the *Income Tax Act* (Canada) and "**arm's length**" shall have the opposite meaning.

"**Non-Core Pension Plans**" means:

(i) the Stelpipe Ltd. Bargaining Unit Pension Plan for Members of the National Automobile, Aerospace, Transportation and General Workers, Union of Canada (CAW-Canada), registered under the PBA as number #1018860;

(ii) the Stelpipe Ltd. Retirement Plan for Salaried Employees, registered under the PBA as number #1017177;

(iii) the Welland Pipe Ltd. Bargaining Unit Pension Plan for Members of the National Automobile, Aerospace, Transportation and General Workers, Union of Canada (CAW-Canada), registered under the PBA as number #1018878; and

(iv) the Welland Pipe Pension Plan for Salaried Employees, registered under the PBA as #1017185.

"**Obligations**" means, without duplication, all loans, advances and extensions of credit made or to be made by the Administrative Agent and/or the Lenders to the Borrower, or to others for the Borrower's account pursuant to this Agreement (including, without limitation, all Revolving Loans and any Protective Advances); any and all indebtedness and obligations which may at any time be owing by the Borrower to the Administrative Agent, the Co-Collateral Agents and/or the Lenders pursuant to this Agreement and the other Loan Documents howsoever arising, whether now in existence or incurred by the Borrower from time to time hereafter; whether principal, interest, Fees, costs, expenses (including Out-of-Pocket Expenses) or otherwise; whether such indebtedness is absolute or contingent, joint or several, matured or unmatured, direct or indirect and whether the Borrower is liable to the Administrative Agent, the Co-Collateral Agents and/or the Lenders for such indebtedness as principal, surety, endorser, guarantor or otherwise. Obligations shall also include, without limitation, indebtedness owing to the Administrative Agent, the Co-Collateral Agents and/or the Lenders by any Credit Party under any Loan Document, any indemnity under this Agreement, any Loan Document or under any other agreement now or hereafter entered into between any Credit Party and the Administrative Agent, the Co-Collateral Agents and/or the Lenders specifically relating to the Accommodations made pursuant to this Agreement; indebtedness, liabilities, obligations or penalties incurred by, or imposed on, the Administrative Agent, the Co-Collateral Agents and/or the Lenders as a result of environmental claims arising out of the Credit Parties' operations, premises or waste disposal practices or sites; any Credit Party's liability to the Administrative Agent, the Co-Collateral Agents and/or the Lenders as maker or endorser of any promissory note or other instrument for the payment of money; any Credit Parties' liability to the Administrative Agent, the Co-Collateral Agents and/or the Lenders under or in respect of any instrument

of guarantee or indemnity, or arising under or in respect of any guarantee, indemnity, endorsement or undertaking which the Administrative Agent, the Co-Collateral Agents and/or the Lenders may make or issue to others for the Borrower's account; and any Credit Party's liabilities and obligations with respect to any Bank Products.

"**OPEB**" means any non-pension post employment benefits which are provided by any Credit Party or Excluded Subsidiary, or which any Credit Party or Excluded Subsidiary has agreed or is otherwise obligated to provide, to its or any of its current or previous Affiliates', employees or former employees.

"**Other Collateral**" means, (i) all cash of any Person including all money or other property at any time on deposit with or held by any financial institution for the account of the Person (whether for safekeeping, custody, pledge, transmission or otherwise), (ii) all present and future accounts of the Person, including without limitation deposit accounts (whether time or demand or interest or non-interest bearing) of the Person with any financial institution including those to which any such cash may at any time and from time to time be credited, (iii) without limiting the generality of the foregoing, all now owned and hereafter acquired lockbox, Blocked Accounts and any other deposit accounts of the Person maintained with any bank or financial institutions into which the proceeds of any ABL Priority Collateral or Term Priority Collateral are or may be deposited and all cash and other monies and properties of the Person in the possession or control of the Administrative Agent, (iv) all investments and reinvestments (however evidenced) of amounts from time to time credited to any of the aforementioned accounts, and (v) all interest, dividends, distributions and other proceeds payable on or with respect to (x) such investments and reinvestments, and (y) such accounts.

"**Out-of-Pocket Expenses**" means all reasonable legal and other out-of-pocket costs and expenses of the Administrative Agent associated with the creation, documentation, syndication, publication, management, amendment, collection and enforcement of this Agreement or any other Loan Document (including the costs and expenses of any financial advisors to the Administrative Agent and the Lenders, or any successor or replacement financial advisors) and all such reasonable legal and other out-of-pocket expenses of GE, as Co-Collateral Agent and a Lender and of each other Lender.

"**Patents**" means, with respect to a Person, all present and hereafter acquired patents, patent applications, registrations, any reissues or renewals thereof, any inventions and improvements claimed thereunder, and all general intangibles and patent rights with respect thereto of the Credit Parties, and all income, royalties, cash and non-cash proceeds thereof.

"PBA" means the *Pension Benefits Act* (Ontario).

"PBGC" means the Pension Benefit Guaranty Corporation.

"PBR" means the *Pension Benefits Act General Regulations* (Ontario).

"Pension Agreement" means the pension agreement dated on or about the Closing Date entered into between the Borrower, certain of the Limited Partnerships, the Superintendent of the Financial Services Commission of Ontario and the Province with respect to the funding of the Stelco Main Pension Plans, and any agreement, if any, entered into by the Province with or otherwise in favour of the Administrative Agent and the Lenders, in respect of the Stelco Main Pension Plans or the Stelco Pension Regulation.

"Pension Deemed Trusts" has the meaning ascribed to it in the definition of "Prior Claims".

"Permitted Encumbrances" means: (a) all Liens created pursuant to the Loan Documents; (b) Liens of landlords and Liens of carriers, repairers, servicers, warehousemen, bailees, mechanics, materialmen and other like Liens imposed by Law, created in the ordinary course of business for amounts not yet due (or which are being contested in good faith, by appropriate proceedings or other appropriate actions which are sufficient to prevent enforcement of such Liens), and with respect to which adequate reserves or other appropriate provisions are being maintained by the Borrower or the Restricted Subsidiaries in accordance with GAAP; (c) deposits made (and the Liens thereon) in the ordinary course of business of the Borrower or the Restricted Subsidiaries (including, without limitation, security deposits for leases, indemnity bonds, surety bonds and appeal bonds) in connection with workers' compensation, employment insurance and other types of social security benefits (but excluding Pension Deemed Trusts and Liens in respect of or under any Canadian Pension Plans or ERISA) or to secure the performance of tenders or bids (other than for the repayment or guarantee of borrowed money) , statutory obligations and other similar obligations arising as a result of progress payments under government contracts; (d) Liens or security interests granted by the Borrower, the Restricted Subsidiaries or the Excluded Subsidiaries pursuant to the Term Credit Documents and the Secured Notes Credit Documents, provided such Liens and security interests are subject to the Intercreditor Agreement; (e) Liens which are deemed trusts arising by operation of law in respect of amounts which are not (x) yet due and payable, (y) filed in any public records, or (z) enforceable against any of the Collateral; (f) Charges and Liens in respect of amounts which are not yet due and payable or the payment of which is not required to be made in accordance with Section 5.2(1) or which are being diligently contested in good faith by the Borrower or the Restricted Subsidiaries by appropriate proceedings

in accordance with Section 5.2(2), and which Liens are not (x) filed in any public records, (y) enforceable against any of the Collateral, or (z) for Taxes due to any Governmental Entity of Canada, the United States of America or any province or state thereof having similar priority statutes which have become enforceable; (g) any Liens and other matters listed on title insurance policies over the Real Estate in favour of the Administrative Agent, the Co-Collateral Agents and the Lenders delivered pursuant to Section 2.1(13) of the Original Exit Facility Credit Agreement and Section 5.10(2); (h) Liens in connection with (i) Purchase Money Mortgages and operating leases in respect of specific pieces of Equipment listed and identified as such in Schedule **Error! Reference source not found.** (including those in respect of which the Administrative Agent and the Lenders have received either an estoppel certificate or a certificate of an officer of the applicable Credit Party in form and substance satisfactory to the Administrative Agent and the Lenders and confirming such Liens are in fact Purchase Money Mortgages or operating leases in respect of specific pieces of Equipment), and (ii) Purchase Money Mortgages incurred by the Credit Parties after the Effective Date having a capital cost not exceeding $50,000,000 in the aggregate at any time outstanding for all such Purchase Money Mortgages, including, in either case in this subsection (h), any extensions, renewals or refinancings thereof provided that, in the case of Purchase Money Mortgages, the amounts so secured do not exceed the amount secured immediately prior to the extension, renewal or refinancing and, in the case of operating leases, the amounts so secured do not exceed the fair market value of the Equipment that is the subject of the lease and reasonable transactions incurred in connection herewith and, in each case, the scope of security creating the Lien is not extended, and provided in either case in this subsection (h), such Liens do not create a Lien on Eligible Inventory or Eligible Accounts Receivable; (i) the reservations, limitations, provisos and conditions expressed in the original grants of the Real Estate from the Crown; (j) any easements, rights of way, covenants, conditions or restrictions and other similar Liens incurred in the ordinary course of business which, in the opinion of the Co-Collateral Agents, do not materially detract from the value of the Real Estate or the assets of the affected Credit Party or materially interfere with the use of such assets in the operation of the business of the affected Credit Party; (k) any encroachments, variations in description, by-law infractions or discrepancies which would be revealed by up-to-date surveys for the Real Estate which, in the opinion of the Co-Collateral Agents, do not materially detract from the value of the Real Estate or the assets of the affected Applicant or materially interfere with the use of such assets in the operation of the business of the affected Applicant; (l) all licences affecting the Real Estate to the extent in effect on the date hereof; (m) zoning, land use and building restrictions, by-laws, regulations and ordinances of any Governmental Entity affecting the Real Estate provided (other than with respect to the Lake Erie Industrial Park subdivision agreement) such restrictions, by-laws, regulations and ordinances have been

complied with or constitute legal non-conforming uses; (n) all other Liens disclosed in Schedule **Error! Reference source not found.** (including all leases and agreements to lease affecting the Real Estate in effect on the date hereof) and in the case of letters of credit listed in Part III of Schedule **Error! Reference source not found.**, renewals thereof, but only to the extent all such Liens disclosed in Schedule **Error! Reference source not found.** conform to their description in Schedule **Error! Reference source not found.** and do not create a Lien on Eligible Inventory or Eligible Accounts Receivable; and (o) in addition to Purchase Money Mortgages contemplated by subsection h(ii) hereof, Purchase Money Mortgages in Inventory (other than, for greater certainty, Eligible Inventory) of any Credit Party which is not commingled with and which is segregated from Eligible Inventory.

"**Person**" means any individual, sole proprietorship, partnership, limited partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, public benefit corporation, other entity or Governmental Entity.

"**Plan**" means, at any time, an "**employee benefit plan**", as defined in Section 3(3) of ERISA, that is subject to ERISA and that any Credit Party or ERISA Affiliate maintains, contributes to or has an obligation to contribute to or has maintained, contributed to or had an obligation to contribute to at any time within the past 6 years on behalf of participants who are or were employed by any Credit Party or ERISA Affiliate.

"**Platform Trust Indenture**" means the trust indenture dated as of the Closing Date between the Borrower and the Secured Notes Trustees.

"**PPSA**" means the *Personal Property Security Act* (Ontario) and the Regulations thereunder, as from time to time in effect, provided, however, if attachment, perfection or priority of the Administrative Agent's Co-Collateral Agents' and Lenders' security interest in any Collateral are governed by the personal property security laws of any jurisdiction other than Ontario, PPSA shall mean those personal property security laws in such other jurisdictions for the purposes of the provisions hereof relating to such attachment, perfection or priority and for the definitions related to such provisions.

"**Prior Claims**" means all amounts secured by or the subject of Liens created by applicable law (in contrast with Liens voluntarily granted) which rank or are capable of ranking prior to or *pari passu* with the Administrative Agent's security interests (or the applicable equivalent of such Liens) against all or part of the Collateral, including, without limitation, construction, municipal tax and utility Liens and amounts owing to repairers, servicers, landlords or bailees, for employee source deductions and contributions, goods and services taxes, sales

taxes, harmonized taxes, realty taxes, municipal taxes, workers' compensation, Quebec corporate taxes, pension plan or fund obligations and overdue rents, and all amounts governed by any trust (deemed, constructive, statutory or otherwise) in respect of any Credit Party or its assets or property (including in respect of the Canadian Pension Plans ("**Pension Deemed Trusts**") and all amounts due or accruing due under or in respect of a Canadian Pension Plan. Without limiting the generality of the foregoing, "Prior Claims" shall also include (i) amounts in respect of reserves established from time to time by the Co-Collateral Agents in their sole discretion with respect to three (3) months of level contributions required to be made from time to time under the Pension Agreement, the Stelco Pension Regulation and the PBR, (ii) amounts in respect of reserves established from time to time by the Co-Collateral Agents in their sole discretion with respect to no more than six (6) months worth of current service costs and special payments against any solvency deficiencies or going concern unfunded liabilities under the Non-Core Pension Plans, (iii) amounts in respect of reserves for accruals in respect of what would constitute "normal cost" for purposes of new Section 81.5(1) of the BIA, to the extent not otherwise paid pursuant to the payments described in paragraphs (i) and (ii) above, (iv) amounts in respect of reserves with respect to 50% of the solvency deficiency under the Hamilton Hourly Plan arising out of the pension indexing amendments provided for in the Hamilton Hourly Plan Memorandum of Understanding, as such solvency deficiency is determined by the Hamilton Hourly Plan's independent actuary pursuant to valuation reports prepared as of August 1, 2006 and December 31, 2006; provided that (A) to the extent there are any increases in the amount of such solvency deficiency on or after December 31, 2006 as shown in any valuation reports prepared on or after December 31, 2006, such reserve with respect to the amount of any such increases shall be 25%, (B) such 50% threshold shall be decreased to 25% after (x) the date, if any, leave to appeal the Ivaco decision of the Ontario Court of Appeal released October 17, 2006 is not granted by the Supreme Court of Canada, or (y) if such leave to appeal is granted the date, if any, such appeal is dismissed, and (C) for the purpose of calculating the amount of the reserve under this subsection (iv) from time to time and any adjustments to such reserve amount, the amount of such reserve shall be determined for the applicable month using the Hamilton Hourly Plan Report (or if not yet available, the latest Hamilton Hourly Plan Estimate) and the annual valuation report, as applicable, required to be delivered pursuant to Section 4.1(6), and the solvency deficiency of the Hamilton Hourly Plan related to the Hamilton Hourly Plan Memorandum of Understanding as at any valuation date shall be determined as if no future special payments related to the amendments arising from the Hamilton Hourly Plan Memorandum of Understanding are payable after the valuation date or have been remitted to the Hamilton Hourly Plan pension fund, and (v) for each month after the month in which new Section 81.3(1) of the BIA (or any similar provision relating to the

subject matter thereof) is proclaimed in force, reserves for wages payable to employees in an amount of up to $2,000 for each employee.

"proceeds" has the meaning ascribed to it in the PPSA.

"Project Financing" means any arrangement whereby financing is provided to a Person for the acquisition or development of capital equipment and related services for major industrial projects or long term infrastructure for such Person.

"Projections" means the Borrower's forecasted consolidated and consolidating: (a) balance sheets; (b) profit and loss statements; (c) cash flow statements; and (d) capitalization statements, consistent with the historical Financial Statements of the Borrower, together with appropriate supporting details and a statement of underlying assumptions.

"Protective Advances" means, (i) advances made by the Lenders to the Borrower, or (ii) payments made by the Administrative Agent, either Co-Collateral Agent or any Lender on behalf of any Credit Party, in each case, for the purpose of protecting the Collateral, any interest of the Administrative Agent, the Co-Collateral Agents and the Lenders therein, or any Lien issued in favour of such Persons, including without limitation payments on account of insurance premiums, security costs and employee costs.

"Province" means Her Majesty the Queen in Right of the Province of Ontario.

"Province Credit Documents" means the Province Note and all other documents and instruments executed and delivered in connection therewith, all as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time, excluding for greater certainty the Pension Agreement and the Stelco Pension Regulation.

"Province Intercreditor Agreement" means the intercreditor agreement dated the Closing Date executed by the Province in favour of the Administrative Agent, Tricap, the Secured Notes Trustees and the Exchange Note Trustee (if and when the Exchange Note Indenture is entered into), as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"Province Note" means the Province note loan agreement dated the Closing Date in the principal amount of $150,000,000 issued by the Borrower in favour of the Province, as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"**Pro Rata Share**" means with respect to all matters relating to any Lender, the percentage obtained by dividing (i) the Revolving Credit Commitment of that Lender by (ii) the Commitment of all Lenders.

"**Purchase Money Mortgage**" means any Lien charging property (other than Eligible Accounts Receivable or Eligible Inventory) acquired by the Borrower or a Restricted Subsidiary, which is granted or assumed by the Borrower or a Restricted Subsidiary or which arises by operation of law in favour of the transferor concurrently with and for the purpose of the acquisition of such property, in each case where (i) the principal amount secured by such Lien is not in excess of 100% of the purchase price (after any post-closing adjustment) of the property acquired, and (ii) such Lien extends only to the property acquired and its proceeds.

"**Real Estate**" means the Credit Parties' fee and/or leasehold interests in any real property.

"**Real Estate Security**" means the Mortgages together with all such other instruments, documents, declarations, assurances and opinions as required by the Administrative Agent, all in form and substance satisfactory to the Co-Collateral Agents, covering each parcel of Real Estate subject to a Mortgage.

"**Refinancing**" means, in respect of the Term Credit Documents, Secured Notes Credit Documents and Province Credit Documents, as the case may be, in effect on the Closing Date, any refinancing, extending, renewing, replacing, amending, supplementing, modifying or amending and restating thereof from time to time whether or not with the same agent, trustee or trustees, or lender or lenders, including any such action taken in respect of any initial replacement, refinancing or amendment and restatement of such Term Credit Documents, Secured Notes Credit Documents or Province Credit Documents, as the case may be, in effect on the Closing Date and "**Refinanced**" has a correlative meaning.

"**Release**" means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property.

"**Required Lenders**" means the Lenders holding the aggregate Commitments under this Agreement in an amount of more than 50% of all Commitments.

"**Restricted Payment**" means, with respect to any Credit Party (a) the declaration or payment of any dividend or the incurrence of any liability to make any other payment or distribution of cash or other property or assets in

respect of Securities; (b) any payment on account of the purchase, redemption, retraction, defeasance, sinking fund or other retirement of such Credit Party's Securities or any other payment or distribution made in respect thereof, either directly or indirectly; (c) any payment or prepayment of principal of, premium, if any, or interest, fees or other charges on or with respect to, and any redemption, purchase, retirement, defeasance, sinking fund or similar payment or any claim for rescission with respect to any subordinated debt; (d) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire Securities of such Credit Party now or hereafter outstanding; (e) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any of such Credit Party's Securities or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission; (f) any payment, loan, contribution, or other transfer of funds or other property to any Affiliates of such Credit Party other than (i) payment of compensation in the ordinary course of business to Affiliates who are directors, officers or employees of such Person, and (ii) payments in the ordinary course of business as required under any joint venture arrangements to which the Borrower or any of its Subsidiaries is a party on the Closing Date; and (g) any payment of management fees (or other fees of a similar nature) by such Credit Party to any Affiliate of such Credit Party or its Affiliates.

"Restricted Subsidiaries" means each Subsidiary of the Borrower, other than (i) the Excluded Subsidiaries, (ii) Z-Line Company, (iii) The Stelco Plate Company Ltd., (iv) subject to Section 5.1(3), Lake Erie Slab Company Inc., and (v) CHT Steel Company Inc., 6076483 Canada Inc., Welland Pipe Ltd., 6076475 Canada Inc., Stelpipe Ltd., Stelcam Holdings Inc., 6677169 Canada Inc., 6677177 Canada Inc. and 6677207 Canada Inc.

"Restricted Subsidiary USD" has the meaning ascribed to it in Section 3.1.

"Revolving Line of Credit" means the aggregate Commitments of the Lenders to make loans, advances and extensions of credit pursuant to Section 1.2 and Section 1.6 of this Agreement from time to time, either by way of Initial Revolving Loans or Incremental Revolving Loans and of the Administrative Agent to assist in the issuance of Letters of Credit to the Borrower pursuant to Section 1.7 up to the maximum aggregate amount of $600,000,000 or an Equivalent US$ Amount, consisting of an initial maximum aggregate principal amount of $550,000,000 (or an Equivalent US$ Amount) (the "**Initial Revolving Credit Amount**") which amount may be increased by $50,000,000 or the Equivalent US$ Amount (the "**Incremental Revolving Credit Amount**") up to a maximum aggregate principal amount of $600,000,000 (or the Equivalent US$ Amount) on the terms and conditions set forth in Section 1.2(b); provided that

the aggregate principal amount of US Base Rate Loans and LIBOR Rate Loans outstanding at any time shall not exceed the Equivalent US$ Amount of $100,000,000 and , for greater certainty, shall be made by way of Initial Revolving Loans from the Initial Revolving Loans Commitment and by way of Incremental Revolving Loans from the Incremental Revolving Loans Commitment.

"Revolving Loan Account" means the account on the Administrative Agent's books, in the Borrower's name, in which the Borrower will be charged with all Obligations under this Agreement.

"Revolving Loans" means, subject to the restrictions set forth in the definition of "Revolving Line of Credit", the loans, advances and extensions of credit made, from time to time, to or for the account of the Borrower by the Administrative Agent and the Lenders pursuant to Section 1.2 and Section 1.6 of this Agreement. "Revolving Loans" shall mean and include the loans made available on and after the Closing Date up to $550,000,000 (or the Equivalent US$ Amount) (the "**Initial Revolving Loans**") and the loans made available after the Closing Date in excess of $550,000,000 and up to $600,000,000 (or the Equivalent US$ Amount) (the "**Incremental Revolving Loans**").

"Sanction Order" means the order of the CCAA Court approving the CCAA Plan.

"Section 304 Order" has the meaning ascribed to it in the recitals to this Agreement.

"Secured Floating Rate Notes" means the secured 10-year floating rate notes in the initial aggregate principal amount of the US Dollar equivalent of $275,000,000, issued by the Borrower pursuant to the Secured Notes Trust Indenture, as such notes may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"Secured Notes Credit Documents" means the Secured Floating Rate Notes, the Secured Notes Trust Indenture and all pledge, debenture, security, guarantee and other documents and instruments executed and delivered in connection therewith, all as the same may be amended, supplemented, modified, restated, replaced, refinanced or amended and restated from time to time, whether or not with the same trustee or trustees.

"Secured Notes Trust Indenture" means the First Supplemental Indenture together with the Platform Trust Indenture.

"Secured Notes Trustees" means BNY Trust Company of Canada and The Bank of New York as co-trustees under the Secured Notes Indenture, and their respective successors and assigns.

"securities account" has the meaning ascribed to it in the STA.

"securities intermediary" has the meaning ascribed to it in the STA.

"Security" means any Shares, voting trust certificate, bond, debenture, note, term deposit or certificate of deposit or other evidence of Indebtedness, whether secured, unsecured, convertible or subordinated, or any certificate of interest, share or participation in, or any temporary or interim certificate for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing, but shall not include any evidence of the Obligations.

"Senior Secured Facility Documents" means the Financing Agreement and all "Loan Documents" (as defined in the Financing Agreement).

"Settlement Date" means the date, weekly, and more frequently, at the discretion of the Administrative Agent, upon the occurrence of an Event of Default or a continuing decline or increase of the Revolving Loans that the Administrative Agent and the Lenders shall settle amongst themselves so that (a) the Administrative Agent shall not have, as the agent for the Lenders, any money at risk in excess of its Pro Rata Share of the amount, calculated on the basis of its Commitment, of all outstanding Accommodations, and (b) on such Settlement Date the Lenders shall have a Pro Rata Share, calculated on the basis of their respective Commitment, of all outstanding Accommodations, provided that each Settlement Date for a Lender shall be a Business Day on which such Lender and its bank are open for business, as applicable.

"Shares" means all shares, options, warrants, general or limited partnership interests, membership interests or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company, unlimited liability company or equivalent entity whether voting or nonvoting, including common shares, preferred shares or any other debt security or **"equity security"** (within the meaning of the *Securities Act* (Ontario)).

"Shareholder" means, with respect to any Person, each holder of Shares of such Person.

"STA" means the *Securities Transfer Act* (Ontario) and the Regulations thereunder as in effect from time to time.

"Steel Entities" means Hamilton Steel LP, Hamilton Steel GP, Lake Erie Steel LP and Lake Erie Steel GP.

"Stelco Main Pension Plans" means (a) Stelco Inc. and Participating Subsidiaries Retirement Plan For Salaried Employees at Hamilton (Registration Number 0338509), (b) Bargaining Unit Pension Plan for Hamilton Steel Members of USW 1005 (Registration Number 0354878), (c) the Stelco Inc. and Participating Employers Retirement Plan Salaried Employees at Lake Erie (Registration Number 0698753), and (d) Bargaining Unit Pension Plan for Lake Erie Steel Members of USW Local 8782 (Registration Number 0698761).

"Stelco Pension Regulation" means the regulation, specific to the Stelco Main Pension Plans, passed by the Lieutenant Governor-in-Council effective as of March 31, 2006.

"Strategic Capital Expenditures" means Capital Expenditures which are specifically identified as "Strategic Capital Expenditures" in the annual operating plan of the Borrower provided in accordance with Section 4.1(4).

"Subsidiary" means, with respect to any Person, (a) any corporation of which an aggregate of more than 50% of the outstanding Shares having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, Shares of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by such Person or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of 50% or more of such Shares whether by proxy, agreement, operation of law or otherwise, and (b) any general partnership, limited partnership, limited liability company, joint venture or other entity in which such Person and/or one or more Subsidiaries of such Person shall have an interest (whether in the form of voting or participation in profits or capital contribution) of more than 50% or of which any such Person is a general partner or member or may exercise the powers of a general partner or member. Unless the context otherwise requires, each reference to a Subsidiary shall be a reference to a Subsidiary of the Borrower.

"Substance" means any substance, waste, liquid, gaseous or solid matter, fuel, micro-organism, sound, vibration, ray, heat, odour, radiation, energy vector, plasma and organic or inorganic matter.

"Sundry Credit Facilities" means all sundry credit facilities that may at the option of the Borrower be established from time to time consisting of an overdraft facility, a credit card facility and the entering into of foreign exchange transactions established in favour of the Borrower pursuant to Section 1.13 hereof in an aggregate amount not to exceed the Sundry Credit Facility Limit.

"**Sundry Credit Facility Indemnity**" has the meaning provided for in Section 1.13(3) of this Agreement.

"**Sundry Credit Facility Limit**" means $15,000,000 or such greater or lesser amount as the Administrative Agent and the Borrower may from time to time mutually agree.

"**Super Majority Lenders**" means the Lenders holding the aggregate Commitments under this Agreement in an amount of more than 66 2/3% of all Commitments and shall include the Co-Collateral Agents.

"**Supply and Services Agreements**" means:

(a) the Services Agreements dated on or about March 31, 2006 between the Borrower and each Limited Partnership;

(b) the Services Agreements dated on or about March 31, 2006 between (i) Hamilton Steel LP and Hamilton Coke LP, and (ii) Lake Erie Steel LP and Lake Erie Coke LP;

(c) the Supply Services Agreements dated on or about March 31, 2006 between (i) Hamilton Steel LP and Hamilton Coke LP, and (ii) Lake Erie Steel LP and Lake Erie Coke LP;

(d) the Coke Supply Agreements dated on or about March 31, 2006 between (i) Hamilton Coke LP and Hamilton Steel LP, and (ii) Lake Erie Coke LP and Lake Erie Steel LP;

(e) the Iron Ore Supply Agreements dated on or about March 31, 2006 between (i) HLE Mining LP and Hamilton Steel LP and (ii) HLE Mining LP and Lake Erie Steel LP;

(f) the Slab and Coils Agreement dated on or about March 31, 2006 between Hamilton Steel LP and Lake Erie Steel LP;

(g) the Coke Oven Gas Supply Agreements dated on or about March 31, 2006 between (i) Hamilton Coke LP and Hamilton Steel LP, and (ii) Lake Erie Coke LP and Lake Erie Steel LP;

(h) the By-Products Supply Agreements dated on or about March 31, 2006 hereof between (i) Hamilton Coke LP and Hamilton Steel LP and (ii) Lake Erie Coke LP and Lake Erie Steel LP; and

(i) the Office Licences dated on or about March 31, 2006 between (i) Hamilton Steel LP and the Borrower, and (ii) Lake Erie Steel LP and the Borrower.

"Tax" and **"Taxes"** means all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges of any nature (including income, corporate, capital (including large corporations), net worth, sales, consumption, use, transfer, goods and services, value-added, stamp, registration, franchise, withholding, payroll, employment, health, education, employment insurance, pension, excise, business, school, property, occupation, customs, anti-dumping and countervail taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges) imposed by any Governmental Authority, together with any fines, interest, penalties or other additions on, to, in lieu of, for non-collection of or in respect of those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges.

"TD" means The Toronto-Dominion Bank, or any other financial institution satisfactory to the Administrative Agent in its sole discretion who is a counterparty providing the banking services contemplated by the TD Banking Services Agreement.

"TD Banking Services Agreement" means the letter agreement dated March 21, 2006 between TD and the Borrower pursuant to which TD has made certain sundry credit facilities available to the Borrower and made certain banking services available to the Borrower and certain of its affiliates, including without limitation (i) Canadian dollar and United States dollar bank accounts, and (ii) a $5,000,000 overdraft facility, as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"Term Credit Agreement" means the credit agreement dated the Closing Date between Tricap, as agent and lender, Stelco Inc., as borrower and any other lenders party thereto, in an original aggregate principal amount not to exceed $375,000,000, as the same may be amended, supplemented, modified, restated, replaced, refinanced or amended and restated from time to time, whether or not with the same agent, lender or lenders.

"Term Credit Documents" means the Term Credit Agreement, any Exchange Notes and all security, pledge, debenture, guarantee and other agreements, documents and instruments executed and delivered in connection therewith, all as the same may be amended, supplemented, modified, restated, replaced or amended and restated from time to time.

"**Term Priority Collateral**" means, subject to the proviso at the end of this definition, all present and future property and assets of any nature or kind of any Person and wheresoever located and including, without limitation, all:

(a) Equipment;

(b) General Intangibles (except as provided in the definition of "Accounts" and in the definition of "Inventory");

(c) permits, licences, approvals, consents, orders, rights, certificates, writs, injunctions, determinations, directions, decrees, authorizations, franchises, privileges, grants, waivers, exemptions and other concessions, whether or not having the force of law, of, by or from any Governmental Authority, relating to or in connection with any of the Credit Party Real Property, including any and all present and future leases and licences of aquatic lands or water lots, conditional or other water rights, permits or licences and road or road building rights, permits or licences (the "**Licences**");

(d) Credit Party Real Property, including any aquatic lands or waterlots and related Licences;

(e) policies and certificates of insurance of the Person pertaining to the assets and properties listed in clauses (a) through (c) inclusive, (but excluding, for greater certainty, any insurance referred to in subsection (e) of the definition of "ABL Priority Collateral");

(f) proceeds, products and Accounts from time to time owing to or received by the Person in respect of any disposition of, or any expropriation, condemnation or casualty involving an actual or constructive loss of, indemnification rights in respect of, all or any portion of any of the assets and properties listed in clauses (a) through (e) inclusive above;

(g) Documents of Title to the extent evidencing or pertaining to any of the foregoing;

(h) securities (as defined in the PPSA); and

(i) all proceeds of (a) to (h) above;

provided, however, that the Term Priority Collateral shall not include any ABL Priority Collateral.

"**Termination Date**" means the date on which (a) the Revolving Loans have been indefeasibly repaid in full, (b) all other Obligations under this Agreement

and the other Loan Documents (other than indemnification obligations) have been completely discharged, and (c) the Borrower shall have no further right to borrow any money under this Agreement.

"Title IV Plan" means a US Pension Plan (other than a Multiemployer Plan), that is covered by Title IV of ERISA, and that any Credit Party or ERISA Affiliate maintains, contributes to or has an obligations to contribute to on behalf of participants who are or were employed by any of them.

"Trade Accounts Receivable" means that portion of the Borrowing Base Parties' Accounts which arises from the sale of Inventory or the rendition of services (including without limitation, the sale of off-gases, steam or electricity by either HMLTN Energy LP or Lake Erie Energy LP) in the ordinary course of a Borrowing Base Party's business.

"Trademarks" means, with respect to a Person, all present and hereafter acquired trademarks, trademark registrations, recordals, applications, tradenames, trade styles, service marks, prints and labels (on which any of the foregoing may appear), issues, renewals, and any other intellectual property and trademark rights pertaining to any of the foregoing, together with the goodwill associated therewith and all cash and non-cash proceeds thereof.

"Transferee" has the meaning provided for in Section 11.1.

"Tricap" means 1685970 Ontario Inc. and its successors and assigns.

"Unfunded US Pension Liability" means, at any time, the aggregate amount, if any, of the sum of (a) the amount by which the present value of all accrued benefits under each Title IV Plan exceeds the fair market value of all assets of such Title IV Plan allocable to such benefits in accordance with Title IV of ERISA, all determined as of the most recent valuation date for each such Title IV Plan using the actuarial assumptions for funding purposes in effect under such Title IV Plan, and (b) for a period of 5 years following a transaction which might reasonably be expected to be covered by Section 4069 of ERISA, the liabilities (whether or not accrued) that could be avoided by any Credit Party or any ERISA Affiliate as a result of such transaction.

"US Bankruptcy Code" means the provisions of Title 11 of the United States Code, 11 U.S.C. §§101 et seq.

"US Bankruptcy Court" has the meaning ascribed to it in the recitals to this Agreement.

"US Base Rate" means the greater of: (a) the rate of interest per annum announced by CIBC or its successor from time to time as its base rate in effect for

U.S. dollar commercial loans in Canada at its principal office in Toronto, Ontario; and (b) the Federal Funds Rate plus 50 Basis Points. (The base rate is not intended to be the lowest rate of interest charged by CIBC to its borrowers.)

"**US Base Rate Loans**" means any U.S. dollar loans or advances pursuant to this Agreement made or maintained at a rate of interest based upon the US Base Rate.

"**US Confirmation Order**" means the order of the US Bankruptcy Court concluding the 304 Proceeding.

"**US Dollars**" or "**US$**" means lawful currency of the United States of America.

"**US GAAP**" means at any time, accounting principles generally accepted in the United States, such principles as set forth in the published statements, opinions and pronouncements of the Accounting Principles Board, the American Institute of Certified Public Accountants and the Financial Accounting Standards Board or other entity in general use by significant segments of the accounting profession.

"**US Pension Plan**" means a Plan described in Section 3(2) of ERISA.

"**USW Local 1005**" means Local 1005 of the United Steelworkers.

"**Welfare Plan**" means a Plan described in Section 3(1) of ERISA.

"**Wholly-Owned Subsidiary**" means, at any time, any Subsidiary, 100% of all of the Shares (except directors' qualifying shares) and voting interests of which issued and outstanding shares of the capital stock of, or in the case of a partnership or any other legal entity, where all of the outstanding partnership or other ownership interests, are owned by any one or more of the Borrower and the Borrower's other Wholly-Owned Subsidiaries at such time.

Section 1.2 Credit Facilities.

Revolving Loans.

(a) The Administrative Agent and the Lenders agree, subject to the terms and conditions of this Agreement (including satisfaction of all conditions precedent in Section 2.1 or Section 2.2, as the case may be) from time to time, on any Business Day prior to the Maturity Date, to make the Initial Revolving Credit Amount available to the Borrower on a revolving basis (i) in Canadian Dollars by way of Canadian Prime Rate Loans and BA Instruments and, (ii) in United States Dollars by way of US Base Rate Loans and LIBOR Rate Loans, and subject to the limitations set forth herein, the Borrower may borrow, repay and reborrow such Initial

Revolving Loans, provided that after giving effect to such Accommodations, the aggregate amount of all outstanding Accommodations shall not exceed the lesser of (i) the Initial Revolving Credit Amount; and (ii) the Borrowing Base.

(b) The Administrative Agent and the Lenders agree, subject to the terms and conditions of this Agreement (including satisfaction of all conditions precedent in Section 2.1 or Section 2.2, as the case may be), at the Borrower's election upon 30 days prior written notice (the **"Incremental Revolving Loans Notice"**) to the Administrative Agent (and subject to the provisions of Section 1.2(c)), to make the Incremental Revolving Credit Amount available to the Borrower, that each request for an Incremental Revolving Loan shall be in amount equal to $25,000,000 (or the Equivalent US$ Amount) (each, an "**Incremental Tranche**"), and that after giving effect to any such Accommodation, the aggregate amount of all outstanding Accommodations shall not exceed the lesser of (i) the Initial Revolving Credit Amount plus the aggregate principal amount of each Incremental Tranche made available to the Borrower pursuant to this Section 1.2(b); and (ii) the Borrowing Base. For greater certainty, the Incremental Revolving Loans Notice need only be provided once and shall not be required to be provided again by the Borrower in the event of a request by the Borrower for an additional Incremental Revolving Loan (including in the event total Accommodations outstanding were to fall below $550,000,000 at any time after the Borrower has given the Incremental Revolving Loans Notice) and any further requests for any Incremental Revolving Loans shall be made by giving an Accommodation Notice in accordance with this Agreement.

(c) All requests for loans and advances must be received by an officer of the Administrative Agent no later than 10:00 A.M., Toronto time (i) on the Business Day on which any such Canadian Prime Rate Loans or US Base Rate Loans are required if such request for advances are for less than $10,000,000 or US$10,000,000, as the case may be, or two (2) Business Days prior to the Business Day on which such advances are required if such request for advances are for amounts equal to or greater than $10,000,000 or US$10,000,000, as the case may be, (ii) three (3) Business Days prior to any requested LIBOR Rate Loans, or (iii) two (2) Business Days prior to any requested advances by way of BA Instruments. Any request for a Canadian Prime Rate Loan shall be in a minimum amount of $1,000,000 and in integral multiples of $100,000 thereafter, and any request for a US Base Rate Loan or LIBOR Rate Loan shall be in a minimum amount of US$1,000,000 and in integral multiples of US$100,000 thereafter. Each BA Instrument shall not have a face amount

of less than $1,000,000 and shall be in integral multiples of $100,000 thereafter.

(d) Whenever the Borrower requests the Administrative Agent, on behalf of the Lenders, to make a Revolving Loan pursuant to Section 1.2 and Section 1.6, it shall give the Administrative Agent notice in writing in the form of Exhibit "D" (a "**Borrowing Notice**") or irrevocable telephonic notice confirmed promptly in writing in the form of Exhibit "D" (but prior to any advance), specifying (A) the amount to be borrowed, (B) the requested borrowing date (which shall be a Business Day and shall be prior to the Maturity Date, and if applicable, any Early Termination Date, or prior to any effective termination date of this Agreement, all as further set forth herein), (C) specify whether the requested Revolving Loan shall be by way of a Canadian Prime Rate Loan, Bankers' Acceptance, BA Equivalent Loan, a US Base Rate Loan or a LIBOR Rate Loan in accordance with the provisions set forth herein and (D) in the case of Bankers Acceptances and LIBOR Rate Loans, the initial maturity date and the initial LIBOR Interest Period, respectively. The Administrative Agent shall pay Accommodations to the disbursement accounts of the Borrower.

(e) Each Revolving Loan shall initially be the type of loan specified in the applicable Borrowing Notice and shall bear interest at the rate applicable to that type of loan until (i) in the case of a LIBOR Rate Loan, the end of the initial LIBOR Interest Period specified in the Borrowing Notice, (ii) in the case of a Canadian Prime Rate Loan or US Base Rate Loan, the date on which the loan is repaid in full or is changed to another type of loan pursuant to Section 1.2(f), or (iii) in the case of any loan, it is converted to another type of Accommodation pursuant to Section 1.2(f).

(f) The Borrower may elect to (i) change any loan to another type of loan in accordance with Section 1.2(g) or convert a loan to another type of Accommodation upon the number of days notice specified in Section 1.2(c), (y) in the case of a Canadian Prime Rate Loan or US Base Rate Loan, as of any Business Day, and (z) in the case of a LIBOR Rate Loan, as of the last day of the LIBOR Interest Period applicable to the LIBOR Rate Loan and in a principal amount equal to its equivalent currency amount (as determined by the Administrative Agent as of the date of the Accommodation notice in accordance with the relevant definitions of Equivalent Cdn$ Amount and Equivalent US$ Amount), or (ii) continue any LIBOR Rate Loan for a further LIBOR Interest Period beginning on the last day of the then current LIBOR Interest Period in accordance with Section 1.2(g). No LIBOR Rate Loan may be continued as such upon (i) Availability being less than $100,000,000, (ii) Line Availability being less than $25,000,000 or (iii) the occurrence and

continuance of a Default or an Event of Default under this Agreement, but shall be automatically converted to a US Base Rate Loan on the last day of the LIBOR Interest Period during which any such event occurred.

(g) Each election to change from one type of loan to another type of loan or to continue a LIBOR Rate Loan for a further LIBOR Interest Period shall be made on the number of days prior notice specified in Section 1.2(c), given, in each case, not later than 10:30 a.m. (Toronto time) by the Borrower to the Administrative Agent. Each such notice (an "**Election Notice**") shall be given substantially in the form of Exhibit "E" and shall be irrevocable and binding upon the Borrower. If the Borrower fails to deliver an Election Notice to the Agent for any LIBOR Rate Advance as provided in this Section 1.2(g) the LIBOR Rate Advance shall be converted (as of the last day of the applicable LIBOR Interest Period) to and be outstanding as a US Base Rate Loan. The Borrower shall not select a LIBOR Interest Period which conflicts with the definition of LIBOR Interest Period.

(h) The Administrative Agent shall on any Settlement Date, and upon notice given by the Administrative Agent no later than 12:00 P.M. Toronto time, request each Lender to make, and notwithstanding the occurrence and continuance of a Default or an Event of Default, each Lender hereby agrees to make, a Revolving Loan in an amount equal to such Lender's Revolving Credit Commitment percentage (calculated with respect to the aggregate Revolving Credit Commitments then outstanding) of the aggregate amount of the Revolving Loans made by the Administrative Agent from the preceding Settlement Date to the date of such notice. Each Lender's obligation to make the Revolving Loans and to make the settlements pursuant to this Section 1.2 shall not be affected by any circumstance, including, without limitation, (i) any set-off, counterclaim, recoupment, defence or other right which any such Lender or the Borrower may have against the Administrative Agent, the Borrower, any Lender or any other Person for any reason whatsoever; (ii) any adverse change in the condition (financial or otherwise) of the Borrower; or (iii) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing. Without limiting the liability and obligation of each Lender to make such advances, the Borrower authorizes the Administrative Agent to charge the Borrower's Revolving Loan Account to the extent amounts received from the Lenders are not sufficient to repay in full the amount of any such deficiency.

(i) Unless demand is earlier made pursuant to the provisions of this Agreement, the Borrower shall repay, and there shall become due and payable, the Obligations and all accrued and unpaid interest thereon, on the earlier of the Early Termination Date and the Maturity Date.

Section 1.3 Mandatory and Voluntary Prepayments.

(1) Immediately upon receipt by the Borrower of any Asset Sale Proceeds or Insurance Proceeds either directly or in accordance with Section 5.6 in respect of any Disposition or loss, destruction or condemnation, as the case may be, of any ABL Priority Collateral or Term Priority Collateral, the Borrower shall prepay outstanding Accommodations (together with all interest, fees and other amounts owing with respect thereto) in an amount equal to all such proceeds as specified in accordance with Section 5.6. For greater certainty, any amounts so prepaid in accordance with this Section 1.3(1) may be reborrowed and shall not reduce the Commitment (and each Lender's Commitment on a pro rata basis).

(2) If, on any day, the Accommodations outstanding under the Revolving Line of Credit exceed the lesser of (i) the Initial Revolving Credit Amount or the Initial Revolving Credit Amount plus the amount of each Incremental Tranche, as applicable, and (ii) the Borrowing Base (based on the most recently delivered Borrowing Base Certificate and the Equivalent Cdn. $ Amount of the Accommodations outstanding in US Dollars on that day), the Borrower shall on that day (iii) prepay Revolving Loans, or (iv) pay such amount to the Administrative Agent and irrevocably authorize and direct the Administrative Agent to apply such payment to LIBOR Rate Loans or as a repayment of the Borrower's reimbursement obligation in respect of any BA Instruments or issuances of Letter so Credit on the next maturity date; such that the Accommodations outstanding, after giving effect to the payment, do not exceed the lesser of (i) the Initial Revolving Credit Amount or the Initial Revolving Credit Amount plus the amount of each Incremental Tranche, as applicable, and (ii) the Borrowing Base.

(3) If the Borrower has, upon five (5) Business Days' notice, delivered a notice to the Administrative Agent stating the proposed date and aggregate principal amount of any prepayment of Accommodations outstanding or reduction of the Lenders' Commitment, it shall, on that date, pay to the Lenders the amount of the proposed prepayment or the amount, if any, by which the Accommodations outstanding under the Revolving Line of Credit exceed the proposed reduced Commitment, as the case may be. For greater certainty, any such reduction of the Lenders' Commitment after the Effective Date shall be deemed to be an automatic permanent cancellation of any remaining amount of the Lenders' Incremental Revolving Loans Commitment in respect of which an Incremental Revolving Loans Notice has not been issued effective on the proposed date of reduction of the Lenders' Commitments set forth in the notice delivered by the Borrower to the Administrative Agent, and the reduction of such Lenders' Commitments as requested by the Borrower shall apply solely to a reduction of the Lenders' Initial Revolving Loans Commitments and any Lenders' Incremental Revolving Loans Commitments in respect of which an Incremental

Revolving Loans Notice has been given. Each partial prepayment or reduction shall be in an aggregate principal amount of Cdn. $1,000,000 or an integral multiple of such amount in the case of Accommodations denominated in Canadian Dollars, and in an aggregate principal amount of US$1,000,000 or in an integral multiple of such amount in the case of Accommodations denominated in US Dollars. The Borrower shall prepay (i) a LIBOR Rate Loan only on the last day of the LIBOR Interest Period applicable to it, and (ii) the amount of any Drawing only on the maturity date for the relevant BA Instrument.

(4) Nothing in this Section 1.3 shall be construed to constitute the Administrative Agent's or any Lender's consent to any transaction that is not permitted by other provisions of this Agreement or the other Loan Documents.

Section 1.4 Use of Proceeds.

The Borrower shall utilize the proceeds of the Revolving Loans for (i) funding the ordinary course working capital requirements of the Borrower (and the making of any intercompany advances to any of the respective Credit Parties for the same purpose), (ii) Capital Expenditures and Maintenance Capital Expenditures of the Borrower (and the making of any intercompany advances to any of the respective Credit Parties for the same purpose), and (iii) making Investments as permitted under Section 6.2.

Section 1.5 Interest and Applicable Margins.

(1) **Interest.** The Borrower shall pay interest on the unpaid principal amount of each Revolving Loan from the date of the loan until the principal amount of the Revolving Loan is repaid in full, at the following rates per annum:

(a) if and so long as the loan is a Canadian Prime Rate Loan, at a rate per annum equal at all times to the sum of the Canadian Prime Rate in effect from time to time plus the Applicable Canadian Prime Rate Margin;

(b) if and so long as the loan is a US Base Rate Loan, at a rate per annum equal at all times to the US Base Rate in effect from time to time plus the Applicable US Base Rate Margin; and

(c) if and so long as the loan is a LIBOR Rate Loan, at a rate per annum equal at all times during each LIBOR Interest Period for such LIBOR Rate Loan to the sum of the LIBOR Rate for such LIBOR Interest Period plus the Applicable LIBOR Rate Margin.

(2) **Payment of Interest.**

(a) Interest on Canadian Prime Rate Loans and US Base Rate Loans shall be calculated and payable in arrears (i) on the first Business Day of each

month, and (ii) when the loan becomes due and payable in full, is repaid, or is converted to another type of advance or Accommodation. Interest on LIBOR Rate Loans shall be calculated and payable (iii) on the ninetieth day, if any, of the LIBOR Interest Period, and (iv) on the last day of the LIBOR Interest Period.

(b) The Administrative Agent on behalf of the Lenders shall be entitled to charge the Borrower's Revolving Loan Account for any and all Canadian and United States dollar fees, costs and expenses incurred by the Administrative Agent and permitted to be charged by the Administrative Agent on behalf of the Lenders under this Agreement at the rate provided for herein for Canadian Prime Rate Loans, US Base Rate Loans and LIBOR Rate Loans, as the case may be, when due until all such Obligations have been indefeasibly paid in full.

(3) **Applicable Margins.** So long as any Obligations remain outstanding, the Applicable Margins are as follows:

Pricing Level	Average Daily Line Availability for the previous month	Applicable Cdn Prime Rate Margin/Applicable US Base Rate Margin	Applicable Drawing Fee/Applicable Letter of Credit Fee	Applicable LIBOR Rate Margin
I	≥$450	0.00%	1.25%	1.25%
II	≥$300 and <$450	0.00%	1.50%	1.50%
III	≥$150 and <$300	0.25%	2.00%	2.00%
IV	<$150	0.50%	2.25%	2.25%

(4) **Extension to Next Business Day.** If any payment on any Revolving Loan becomes due and payable on a day other than a Business Day, the maturity thereof will be extended to the next succeeding Business Day and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

(5) **Calculation of Rates.** All computations of Fees and interest in this Agreement and any other Loan Document calculated on a per annum basis shall be made by the Administrative Agent on the basis of a calendar year of 360 days (if based on the LIBOR Rate) or 365 or 366 days (if based on the Canadian Prime Rate or the US Base Rate), in each case for the actual number of days occurring in the period for which such interest and Fees are payable. Each determination by the Administrative Agent of an interest rate and Fees hereunder shall be final, binding and conclusive on the Borrower, absent manifest error.

(6) **Default Rate of Interest.** Upon the occurrence and during the continuance of an Event of Default, the Applicable Margins, otherwise applicable, shall be increased by two percentage points (2%) each ("**Default Rate of Interest**"). Interest and fees on all Obligations at the Default Rate of Interest shall accrue from the initial date of such Event of Default until that Event of Default is cured or waived and shall be payable upon demand.

(7) **Limitation on Interest.** If any provision of this Agreement or of any of the other Loan Documents would obligate any Credit Party to make any payment of interest with respect to the Obligations or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of "interest" with respect to the Obligations at a "criminal rate" (as such terms are construed under the *Criminal Code* (Canada)) then, notwithstanding such provision, such amount or rates shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by that Lender of interest with respect to the Obligations at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (i) first, by reducing the amount or rates of interest required to be paid to the affected Lender under this Section 1.5; and (ii) thereafter, by reducing any charges, fees, commissions, expenses, premiums and other amounts required to be paid to the affected Lender which would constitute "interest" with respect to the Obligations for purposes of Section 347 of the *Criminal Code* (Canada). Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if any Lender shall have received an amount in excess of the maximum permitted by that section of the *Criminal Code* (Canada), then the Borrower shall be entitled, by notice in writing to the affected Lender, to obtain reimbursement from that Lender in an amount equal to such excess, and pending such reimbursement, such amount shall be deemed to be an amount payable by that Lender to Borrower. Any amount or rate of interest on the Obligations referred to in this Section 1.5(7) shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that the Loan remains outstanding on the assumption that any charges, fees, commissions, expenses, premiums and other amounts that fall within the meaning of "interest" (as defined in the *Criminal Code* (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing Date to the Termination Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination.

(8) ***Interest Act* (Canada).** For purposes of the *Interest Act* (Canada), (i) the annual rates of interest or fees to which the rates of interest or fees provided in this

Agreement and the other Loan Documents (and stated herein or therein, as applicable, to be computed on the basis of a calendar year of 360, 365 or 366 days, as applicable), are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 360, 365 or 366, as applicable, (ii) the principal of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement; and (iii) the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

Section 1.6 Bankers' Acceptances.

(1) Each Lender severally agrees, on the terms and conditions of this Agreement and from time to time on any Business Day prior to the Maturity Date (i) in the case of a Lender which is willing and able to accept Drafts, to create acceptances (**"Bankers' Acceptances"**) by accepting Drafts and to purchase such Bankers' Acceptances in accordance with Section 1.6(6), and (ii) in the case of a Lender which is unwilling or unable to accept Drafts, to purchase completed Drafts (which have not and will not be accepted by the Lender or any other Lender) in accordance Section 1.6(6).

(2) Each Drawing shall be in a minimum Face Amount of $1,000,000 and in an integral multiple of $100,000, and shall consist of the creation and purchase of Bankers' Acceptances or the purchase of Drafts on the same day, in each case for the Drawing Price, effected or arranged by the Lenders in accordance with this Section 1.6 and their respective Lender's Commitment.

(3) If the Administrative Agent determines that the Bankers' Acceptances to be created and purchased or Drafts to be purchased on any Drawing (upon a conversion or otherwise) will not be created and purchased rateably by the Lenders in accordance with Section 1.6(6) and this Section 1.6(3), then the requested Face Amount of Bankers' Acceptances and Drafts shall be reduced to such lesser amount as the Administrative Agent determines will permit rateable sharing and the amount by which the requested Face Amount shall have been so reduced shall be converted or continued, as the case may be, as a Canadian Prime Rate Loan to be made contemporaneously with the Drawing.

(4) Each Draft presented by the Borrower shall (i) be in a minimum amount of $1,000,000 and in an integral multiple of $100,000, (ii) be dated the date of the Drawing, and (iii) mature and be payable by the Borrower (in common with all other Drafts presented in connection with such Drawing) on a Business Day which occurs approximately 30, 60, 90 or 180 days at the election of the Borrower after the Drawing Date and on or prior to the Maturity Date.

(5) Each Drawing shall be made on notice (a **"Drawing Notice"**) given by the Borrower to the Administrative Agent not later than 10:00 a.m. (Toronto time) on

two (2) Business Days' notice. Each Drawing Notice shall be in substantially the form of Exhibit "F" shall be irrevocable and binding on the Borrower and shall specify (i) the Drawing Date, (ii) the aggregate Face Amount of Drafts to be accepted and purchased (or purchased, as the case may be), and (iii) the contract maturity date for the Drafts.

(6) Not later than 2:00 p.m. (Toronto time) on an applicable Drawing Date, each Lender shall complete one or more Drafts in accordance with the Drawing Notice and either (i) accept the Drafts and purchase the Bankers' Acceptances so created for the Drawing Price, or (ii) purchase (or arrange to have purchased) the Drafts for the Drawing Price. In each case, upon receipt of the Drawing Price and upon fulfilment of the applicable conditions set forth in Article 2, the Administrative Agent shall make funds available to the Borrower in accordance with Section 1.2.

(7) The Borrower shall, at the request of the Lender, issue one or more non-interest bearing promissory notes (each a "**BA Equivalent Note**") payable on the date of maturity of any unaccepted Draft which the Lender has purchased or has arranged to have purchased in accordance with Section 1.6(6), in such form as the Lender may specify and in a principal amount equal to the Face Amount of, and in exchange for, any such unaccepted Drafts.

(8) Bankers' Acceptances purchased by the Lender may be held by it for its own account until the contract maturity date or sold by it at any time prior to that date in any relevant Canadian market in such Person's sole discretion.

(9) To enable the Lenders to create Bankers' Acceptances or complete Drafts in the manner specified in this Section 1.6, the Borrower shall supply each Lender with such number of Drafts as it may reasonably request, duly endorsed and executed on behalf of the Borrower. Each Lender will exercise such care in the custody and safekeeping of Drafts as it would exercise in the custody and safekeeping of similar property owned by it and will, upon request by the Borrower, promptly advise the Borrower of the number and designations, if any, of uncompleted Drafts held by it for the Borrower. The signature of any officer of the Borrower on a Draft may be mechanically reproduced and BA Instruments bearing facsimile signature shall be binding upon the Borrower as if they had been manually signed. Even if the individuals whose manual or facsimile signature appears on any BA Instrument no longer hold office at the date of signature, at the date of its acceptance by the Lender or at any time after such date, any BA Instrument so signed shall be valid and binding upon the Borrower.

(10) Upon the maturity of a BA Instrument, the Borrower may (i) elect to issue a replacement BA Instrument by giving a Drawing Notice in accordance with Section 1.6(5), (ii) elect to have all or a portion of the Face Amount of the BA

Instrument converted to an advance by giving a Borrowing Notice in accordance with Section 1.2, or (iii) pay, on or before 10:00 a.m. (Toronto time) on the maturity date for the BA Instrument, an amount in Canadian Dollars equal to the Face Amount of the BA Instrument (notwithstanding that the Lender may be the holder of it at maturity). Any such payment shall satisfy the Borrower's obligations under the BA Instrument to which it relates and the relevant Lender shall then be solely responsible for the payment of the BA Instrument.

(11) If the Borrower fails to pay any BA Instrument when due or issue a replacement BA Instrument in the Face Amount of such BA Instrument pursuant to Section 1.6(10), the unpaid amount due and payable shall be converted to a Canadian Prime Rate Loan made by the Lenders and shall bear interest calculated and payable as provided in Section 1.5. This conversion shall occur as of the due date and without any necessity for the Borrower to give a Borrowing Notice. In addition, upon Availability being less than $100,000,000 or Line Availability being less than $25,000,000, or upon the occurrence and during the continuance of an Event of Default, any and all maturing BA Instruments shall be deemed to have been and shall be converted on their maturity date into a Canadian Prime Rate Loan in an amount equal to the face amount of such BA Instruments. A payment of and issue of BA Instruments on the same date having the same aggregate Face Amount and where the proceeds of such issue are intended to be used for such payment under this Section 1.6 shall be deemed not to constitute a repayment of any advance or a new advance of funds.

(12) If, by reason of circumstances affecting the money market generally, there is no market for Bankers' Acceptances (i) the right of the Borrower to request a Drawing shall be suspended until the circumstances causing a suspension no longer exist, and (ii) any Drawing Notice which is outstanding shall be deemed to be a Borrowing Notice requesting a borrowing comprised of Canadian Prime Rate Loans.

(13) The Administrative Agent shall promptly notify the Borrower of the suspension of the Borrower's right to request a Drawing and of the termination of any suspension.

Section 1.7 Letters of Credit

In order to assist the Borrower in establishing or opening Letters of Credit with an Issuing Bank, the Administrative Agent, on behalf of the Lenders, has agreed at the request of the Borrower to join in the applications for such Letters of Credit in order to lend the Administrative Agent's credit to the Borrower, subject to the following terms and conditions set forth below:

(1) Subject to the Revolving Line of Credit, the Initial Revolving Credit Amount, the Incremental Revolving Credit Amount, Line Availability, Availability and the

Letter of Credit Sub-Line, the Administrative Agent on behalf of the Lenders, shall assist the Borrower in obtaining Letter(s) of Credit provided that (i) no Default or Event of Default exists hereunder or would result from the issuance of such Letter of Credit, (ii) such Letter(s) of Credit shall not have an expiration date subsequent to any applicable Maturity Date, and (iii) the term, form and purpose of each Letter of Credit and all documentation in connection therewith, and any amendments, modifications or extensions thereof, shall be acceptable to the Administrative Agent;

(2) The Administrative Agent shall have the right, without notice to the Borrower, to charge the Borrower's Revolving Loan Account with the amount of all indebtedness, liability or obligation of any kind incurred by the Administrative Agent and/or the Lenders under each Letter of Credit at the earlier of (a) payment by the Administrative Agent under such Letter of Credit, or (b) upon the occurrence of an Event of Default which is continuing. Any amount charged to the Borrower's Revolving Loan Account shall be deemed a Revolving Loan hereunder and shall incur interest at a rate based upon the Canadian Prime Rate or US Base Rate, as applicable;

(3) The Borrower hereby indemnifies the Administrative Agent and the Lenders and their respective officers, directors, agents, representatives, advisors and employees and holds each of them harmless from and against any and all damages, penalties, charges, costs, expenses, losses, claims, actions, proceedings, obligations, demands or liabilities incurred by any of them arising from any transactions or occurrences relating to Letters of Credit established or opened for the Borrower's account, the collateral relating thereto, any drafts or acceptances thereunder, and all obligations thereunder, including, without limitation, any such loss, claim, damages, penalties, costs, expenses, actions, proceedings, obligations, demands or liabilities due to any errors, omissions, negligence, misconduct or action taken by any Issuing Bank, other than for any such loss, claim or liability arising out of the gross negligence or wilful misconduct by any of them; and

(4) The Borrower agrees that, absent gross negligence or wilful misconduct, any action taken by the Administrative Agent or the Lenders, if taken in good faith, or any action taken by any Issuing Bank, under or in connection with any Letters of Credit, shall be binding on the Borrower and shall not result in any liability whatsoever of the Administrative Agent or the Lenders to the Borrower.

(5) Without limiting the foregoing, the Borrower's obligations with respect to Letters of Credit under this Section 1.7 and the Administrative Agent's right to charge the Revolving Loan Account under Section 1.7(2), shall be absolute, unconditional and irrevocable under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or

this Agreement, or any term or provision therein or herein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section 1.7(5), constitute a legal or equitable discharge of, or provide a right of set-off against, the Borrower's obligations hereunder. Neither the Administrative Agent, the Lenders nor the Issuing Bank, nor any of their Affiliates, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing provisions of this subsection (5) shall not be construed to excuse the Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable Law) suffered by the Borrower that are caused by the Issuing Bank's failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of the Issuing Bank (as finally determined by a court of competent jurisdiction), the Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

Section 1.8 Circumstances Requiring Prime Rate Pricing.

(1) If, at any time during the term of this Agreement, a Lender acting in good faith determines (which determination shall be final, conclusive and binding upon the Borrower) that:

(a) adequate and fair means do not exist for ascertaining the rate of interest on a LIBOR Rate Loan;

(b) the LIBOR Rate does not accurately reflect the effective cost to the Lender of making, funding or maintaining a LIBOR Rate Loan and the costs to the Lender are increased or the income receivable by the Lender is reduced in respect of a LIBOR Rate Loan;

(c) the making, funding or maintaining of a LIBOR Rate Loan or a portion thereof by the Lender has become impracticable by reason of circumstances which materially and adversely affect the London interbank market; or

(d) deposits of US Dollars are not available to the Lender in the London interbank market in sufficient amounts in the ordinary course of business for the applicable Lender to make, fund or maintain a LIBOR Rate Loan during the LIBOR Interest Rate Period;

the Lender shall promptly notify the Borrower and the Administrative Agent setting forth the basis of that determination and the Borrower hereby instructs the Lender with notification to the Administrative Agent to repay the affected LIBOR Rate Loan with the proceeds of a US Base Rate Loan in the amount of the LIBOR Rate Loan, to be drawn down on the date of such repayment. The Lender shall not be required to make any further LIBOR Rate Loan available under this Agreement so long as any of the circumstances referred to in this Section 1.8(1) continue.

(2) If (i) by reason of circumstances affecting financial markets generally, deposits of US Dollars are unavailable to the Lenders in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of LIBOR Rate or US Base Rate, as the case may be, (iii) the making or continuation of any US Dollar loans has been made impracticable or unlawful (y) by the occurrence of a contingency (other than a mere increase in rates payable by the Lender to fund the Revolving Loans) and which materially adversely affects the funding of the Revolving Loans at any interest rate computed on the basis of the LIBOR Rate or the US Base Rate, as the case may be, or (z) by reason of a change since the date of this Agreement in any applicable law, order, treaty or official direction, or in the interpretation thereof by any Governmental Entity (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) affecting financial markets or institutions generally and which results in the LIBOR Rate or the US Base Rate, as the case may be, no longer representing the effective cost to the Lenders of deposits in the market, then:

(a) the right of the Borrower to select any affected type of Revolving Loan shall be suspended until the circumstances causing the suspension no longer exist and the Administrative Agent so notifies the Borrower;

(b) if any affected Revolving Loan is not yet outstanding, any applicable Accommodation notice shall be cancelled and the requested loan shall not be made;

(c) if a LIBOR Rate Loan is already outstanding at any time when the right of the Borrower to select LIBOR Rate Loans is suspended, it and all other LIBOR Rate Loans in the same borrowing shall become US Base Rate Loans on the last day of the then current LIBOR Interest Period (or on such earlier date as may be required to comply with any applicable law, rule, regulation, judgment or order) or, if the Borrower does not have the right to select US Base Rate Loans at such time, the LIBOR Rate Loan shall become a Canadian Prime Rate Loan on the last day of the then current LIBOR Interest Period applicable to it (or on such earlier date as may be required to comply with any applicable law, rule, regulation, judgment or order) in a principal amount equal to the Equivalent Cdn. $ Amount of the LIBOR Rate Loan determined on the date on which the loan becomes denominated in Canadian Dollars; and

(d) if any US Dollar loan is already outstanding at any time when the right of the Borrower to select US Dollar loans is suspended, it and all other US Dollar Loans included in the same borrowing shall become Canadian Prime Rate Loans (i) in the case of a LIBOR Rate Loan, on the last day of the then current LIBOR Interest Period (or on such earlier date as may be required to comply with any applicable law, rule or regulation), and (ii) in the case of a US Base Rate Loan, immediately, in a principal amount equal, in each case, to the Equivalent Cdn. $ Amount of the related US Dollar loan determined on the date on which the loan becomes denominated in Canadian Dollars.

Section 1.9 Fees.

(1) The Borrower shall pay to the Administrative Agent and the Lenders, as applicable, the various fees set forth in the Fee Letter and in accordance with the terms thereof.

(2) In consideration of the execution and delivery of this Agreement and effecting the amendments to the Original Exit Facility Credit Agreement as contemplated hereby, the Borrower shall pay to the Administrative Agent, for the rateable benefit of the Lenders, on the Effective Date, an amendment fee equal to 0.20% of the Lenders' aggregate Commitments hereunder (including for greater certainty, the Incremental Revolving Loans Commitment (whether or not any Incremental

Revolving Loans Notice has been delivered by the Borrower to the Administrative Agent hereunder)).

(3) As additional compensation for the Lenders, the Borrower shall pay to the Administrative Agent, for the rateable benefit of the Lenders, in arrears, on the first Business Day of each month prior to the Maturity Date, and on the Early Termination Date, a Fee for the Borrower's non-use of funds available under the Revolving Line of Credit (the "**Standby Fee**") in an amount equal to the Applicable Unused Facility Fee Margin per annum, calculated on the basis of a 365-day or 366-day year, as applicable, for actual days elapsed and on the average amount of the unused daily closing balance of the Revolving Line of Credit during the month for which such Fee is due.

(4) In consideration of the Administrative Agent's assistance with the issuance of Letters of Credit, the Borrower shall pay the Administrative Agent:

(a) on behalf of the Lenders, the Applicable Letter of Credit Fee;

(b) a fronting fee equal to the greater of Cdn$500 per annum (payable upon the issuance of each such Letter of Credit) and 0.25% per annum payable monthly, in arrears, on the face amount of each Letter of Credit issued and outstanding, which shall be retained by the Issuing Bank; and

(c) customary drawing and administration fees charged by each Issuing Bank.

(5) Each Fee payable hereunder shall be deemed to be fully-earned and payable when due, and any amount so paid shall be non-refundable.

(6) The Borrower shall pay to the Administrative Agent, the Co-Collateral Agents and the Lenders upon request all Out-of-Pocket Expenses (including all reasonable legal, environmental, appraisal and valuation and other consultant costs and fees) incurred in connection with the transactions contemplated in this Agreement.

(7) The Borrower shall pay to the Administrative Agent the Administrative Agent's standard charges, fees, costs and expenses for the personnel used by the Administrative Agent for conducting its field examinations and audits and for protecting, safeguarding, preserving or disposing of all or any part of the Collateral and enforcing any of its rights hereunder or under any other Loan Document (which fees shall be in addition to any fee set forth in the Fee Letter) and any Out-of Pocket Expenses) as incurred by the Administrative Agent.

Section 1.10 Payments.

The Borrower hereby authorizes the Administrative Agent to charge the Revolving Loan Account with the amount of all payments due hereunder (including Out-of-Pocket Expenses) as such payments become due. The Borrower confirms that any charges which the Administrative Agent may so make to the Revolving Loan Account as herein provided will be made as an Accommodation to the Borrower.

Section 1.11 Application and Allocation of Payments.

So long as no Event of Default has occurred and is continuing, all payments shall be applied as follows: first, to Fees and reimbursable expenses of the Agents and the Lenders then due and payable pursuant to any of the Loan Documents; second, to interest then due and payable on the Revolving Loans; and third, to the principal balance of the Revolving Loans until the same has become paid in full. All payments applied to the Revolving Loans shall be applied rateably to the portion thereof held by each Lender as determined by its Pro Rata Share. Notwithstanding anything in this Agreement or any other Loan Document to the contrary, as to any other payment and as to all payments made when an Event of Default has occurred and is continuing, the Borrower hereby irrevocably waives the right to direct the application of any and all payments received from or on behalf of the Borrower, and all parties hereby irrevocably agree that the Administrative Agent shall have the continuing exclusive right to apply any and all such payments to the Obligations as the Administrative Agent may deem advisable notwithstanding any previous entry made by the Administrative Agent in the Revolving Loan Account or any other books and records (it being acknowledged by all parties that Obligations in respect of Bank Products shall not be applied before or concurrently with Obligations in respect of Revolving Loans).

Section 1.12 Revolving Loan Account and Accounting.

(1) The Administrative Agent shall maintain a Revolving Loan Account on its books in which the Borrower will be charged with all loans and advances made by the Administrative Agent and the Lenders to it or for its account, and with any other Obligations, including, without limitation, any and all costs, expenses and reasonable counsel fees which the Administrative Agent, the Co-Collateral Agents or the Lenders may incur on the Lenders' behalf in connection with the exercise by or for the Administrative Agent, the Co-Collateral Agents or the Lenders of any of the rights or powers herein conferred or in any other Loan Document upon the Administrative Agent, the Co-Collateral Agents or the Lenders, or in the prosecution or defence of any action or proceeding to enforce or protect any rights of the Administrative Agent, the Co-Collateral Agents or the Lenders in connection with this Agreement, the other Loan Documents or the Collateral, or any Obligations owing by the Borrower. The Borrower will be credited with all amounts received by the Administrative Agent, the Co-Collateral Agents and/or the Lenders from the Borrower or from others for the Borrower's account, including, without limitation, as above set forth, all

amounts received by the Administrative Agent in payment of Accounts, and such amounts will be applied to payment of the Obligations as set forth herein. In no event shall prior recourse to any Accounts or other security granted to or by the Borrower be a prerequisite to the Administrative Agent's right to demand payment of any Obligation. Further, it is understood that the Administrative Agent, the Co-Collateral Agents and/or the Lenders shall have no obligation whatsoever to perform in any respect any of the Borrower's contracts or obligations relating to the Accounts.

(2) After the end of each month, the Administrative Agent shall promptly send the Borrower a statement showing the accounting for the charges, loans, advances and other transactions occurring between the Administrative Agent (on behalf of the Co-Collateral Agents and the Lenders) and the Borrower during that month. The monthly statements shall constitute an account stated between the Borrower and the Administrative Agent and shall be deemed correct and binding on the Borrower unless the Administrative Agent receives a written statement of the exceptions within thirty (30) days of the receipt of the monthly statement by the Borrower.

Section 1.13 Sundry Credit Facilities.

(1) The Borrower may from time to time, by written notice to the Administrative Agent, request (and the Administrative Agent shall use its best efforts to do so upon receipt of such request, provided that such efforts shall not require the Administrative Agent to incur additional liabilities, obligations or costs to effect such arrangements, other than as contemplated under Section 1.13(3) with respect to the granting of an indemnity in favour of the financial institution providing the Sundry Credit Facilities) that the Administrative Agent arrange for a financial institution to provide Sundry Credit Facilities to the Borrower. The aggregate outstanding amount in respect of all Sundry Credit Facilities shall not exceed at any time the Sundry Credit Facility Limit. Upon the establishment of any Sundry Credit Facility, the amount of the Sundry Credit Facility Limit shall be deemed to be outstanding and to constitute and form part of the Obligations in the same manner as all other Obligations of the Borrower under this Agreement, and be secured by the Loan Documents and availability under CIT's Commitment shall be reduced by such amount. The parties acknowledge as of the date hereof such Sundry Credit Facilities have been established pursuant to the TD Banking Services Agreement.

(2) Any obligation of the Administrative Agent to arrange for a financial institution to establish any Sundry Credit Facility shall terminate upon (i) Availability being less than $100,000,000, (ii) Line Availability being less than $25,000,000, or (iii) the occurrence and continuance of an Event of Default, or (iii) five (5) Business Days prior written notice by the Administrative Agent to the Borrower. For

greater certainty, in the event of such termination of any such obligation, availability under CIT's Commitment shall thereafter be increased by the amount by which it was formerly reduced pursuant to Section 1.13(1) as a result of the establishment of the Sundry Credit Facilities.

(3) In connection with the establishment of the Sundry Credit Facilities, CIT as lender shall, if required by the financial institution(s) providing the Sundry Credit Facilities, provide such financial institution(s) with an indemnity (the "**Sundry Credit Facility Indemnity**") which shall be in form and substance satisfactory to CIT and such financial institution(s) for all indebtedness, liabilities, obligations, damages or other claims that such financial institution(s) may suffer or incur in connection with or arising out of the provision of the Sundry Credit Facilities, up to a maximum aggregate amount not exceeding the Sundry Credit Facility Limit (the "**Indemnity Amount**"). Without duplication to the reduction of availability under CIT's aggregate Commitment as contemplated in Section 1.13(1), the Indemnity Amount shall be deemed to constitute and form part of CIT's Commitment and to be outstanding and to constitute and form part of the Obligations in the same manner as all other Obligations of the Borrower under this Agreement, and CIT's obligations thereunder shall be secured by the Loan Documents.

Section 1.14 Blocked Accounts.

The Borrower shall continue to maintain and cause each of the other Blocked Account Credit Parties which maintains a deposit account to maintain, in its name and at its expense, the Blocked Accounts. The Borrower shall cause to be deposited and cause the Restricted Subsidiaries (as applicable) to cause to be deposited into such Blocked Accounts: (i) all proceeds of Collateral received by the Borrower or such Restricted Subsidiary, (ii), all amounts payable to the Borrower or any Canadian Credit Party from credit card issuers and credit card processors, and (iii) all amounts on deposit in deposit accounts used by the Borrower or any Canadian Credit Party at each of its locations. At any time upon (i) Line Availability being less than $75,000,000, or (ii) the occurrence of an Event of Default, the Administrative Agent may provide a Block Notice (as defined in, and pursuant to, a Blocked Account Agreement) or similar notice and upon the issuance of such notice, the depository banks at which the Blocked Accounts are maintained shall transfer all funds received or deposited into the Blocked Accounts to the Depository Accounts. For greater certainty, any such Block Notice or similar notice once issued shall only be withdrawn at the sole option and sole discretion of the Co-Collateral Agents. The Borrower hereby confirms and agrees that all amounts deposited in such Blocked Accounts and any other funds received and collected by the Administrative Agent, whether as proceeds of Inventory or Other Collateral or otherwise, shall be the property of the Administrative Agent on behalf of the Lenders.

Section 1.15 Indemnity.

(1) The Borrower shall indemnify and hold harmless each Agent and each of the Lenders and their respective Affiliates, and each such Person's respective officers, directors, employees, attorneys, agents and representatives (each, an "**Indemnified Person**"), from and against any and all suits, actions, proceedings, demands, obligations, claims, damages, losses, disbursements, liabilities, penalties, costs and expenses (including, but not limited to (i) all reasonable out-of-pocket expenses incurred by each Agent and the Lenders, including the reasonable fees, charges and disbursements of counsel for each Agent and the Lenders in connection with the syndication of the credit facility provided for herein and the preparation and administration of this Agreement and the other Loan Documents), (ii) all reasonable out-of-pocket expenses incurred by each Agent and the Lenders, including the reasonable fees, charges and disbursements of counsel for each Agent and the Lenders in connection with any amendments, modifications or waivers of the provisions of this Agreement or of any of the other Loan Documents (whether or not the transactions contemplated hereby or thereby shall be consummated), and (iii) all reasonable out-of-pocket expenses incurred by each Agent or any Lender, including the reasonable fees, charges and disbursements of any counsel for each Agent or any Lender in connection with the enforcement or protection of their rights in connection with this Agreement, including its rights under this Section, or in connection with the Accommodations made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or other similar negotiations in respect of such Accommodations and the reasonable fees of any financial advisors to the Administrative Agent and the Lenders, or any successor or replacement financial advisors) of any kind that may be incurred by or asserted against any such Indemnified Person (including, without limitation, any payments made by the Administrative Agent, the Co-Collateral Agents or any Lender pursuant to any indemnity provided by any such Person) in connection with or arising out of the transactions contemplated under this Agreement, the other Loan Documents, or any commitment relating thereto, any other related financing documentation, including without limitation (a) the Depository Account, the Blocked Accounts, any depository account or any other Bank Account and/or any and all agreements executed in connection with the foregoing; (b) the issuance of any Letters of Credit; (c) the establishment of any Sundry Credit Facilities and any indemnity (including, the Sundry Credit Facility Indemnity) issued by the Administrative Agent or any Lender in connection with the Sundry Credit Facilities; and (d) disputes or Environmental Liabilities or any related investigation, litigation or proceeding (collectively, "**Indemnified Liabilities**"); provided, that the Borrower shall not be liable for any indemnification to any Indemnified Person to the extent that a court of competent jurisdiction has determined, by a final and non-appealable judgment, that any such suit, action, proceeding, claim, damage, loss, liability or expense

results directly from such Indemnified Person's gross negligence or wilful misconduct. Under no circumstances shall any Indemnified Person be responsible or liable to any other party to any loan document, any successor, assignee or third party beneficiary of such person or any other person asserting claims derivatively through such party, for indirect, punitive, exemplary or consequential damages which may be alleged in connection with the transactions contemplated under this Agreement, any other Loan Documents, or any commitment relating thereto, the documents related thereto, or any other financing, irrespective of whether or not such transactions are so consummated.

(2) The Borrower shall pay to each Lender on demand any amounts required to compensate the Lender for any loss suffered or incurred by it as a result of (i) any payment being made in respect of a BA Instrument, Letter of Credit or Accommodation, other than on the maturity or expiration or on the last day of an LIBOR Interest Period applicable to it, (ii) the failure of the Borrower to give any notice in the manner and at the times required by this Agreement, (iii) the failure of the Borrower to effect an Accommodation in the manner and at the time specified in any Accommodation Notice, or (iv) the failure of the Borrower to make a payment or a mandatory repayment in the manner and at the time specified in this Agreement. A certificate as to the amount of any loss submitted in good faith by the Lender to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

(3) The Borrower acknowledges that neither its obligation to indemnify nor any actual indemnification by it of the Lender, the Administrative Agent or any other Indemnified Person in respect of such Person's losses for legal fees and expenses shall in any way affect the confidentiality or privilege relating to any information communicated by such Person to its counsel.

Section 1.16 Taxes.

(1) Subject to Section 1.16(6), all payments to the Administrative Agent, the Co-Collateral Agents and the Lenders by the Borrower under any of the Loan Documents shall be made free and clear of and without deduction or withholding for any and all present and future taxes, duties, levies, interest, assessments, imposts, deductions, charges or withholdings and all related liabilities (but excluding taxes imposed on or measured by the net income or capital of the Administrative Agent, any Co-Collateral Agent or any Lender) (all such included taxes, duties, levies, imposts, interest, assessments, deductions, charges, withholdings and liabilities being referred to as "**Withholding Taxes**"), unless such Withholding Taxes are required by applicable law to be deducted or withheld. If the Borrower shall be required by applicable law to deduct or withhold any such Withholding Taxes from or in respect of any amount payable under any of the Loan Documents (i) the amount payable shall be increased (and

for greater certainty, in the case of interest, the amount of interest shall be increased) as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to any additional amounts paid under this Section 1.16(1)), the Administrative Agent, the Co-Collateral Agents and the Lenders receive an amount equal to the amount they would have received if no such deduction or withholding had been made, (ii) the Borrower shall make such deductions or withholdings, and (iii) the Borrower shall immediately pay the full amount deducted or withheld to the relevant Governmental Entity in accordance with applicable law.

(2) Subject to Section 1.16(6), the Borrower also agrees to immediately pay any present or future stamp or documentary taxes or any other excise or property taxes, charges, financial institutions duties, debits taxes or similar levies (all such taxes, charges, duties and levies being referred to as "**Other Taxes**") which arise from any payment made by the Borrower under any of the Loan Documents or from the execution, delivery or registration of, or otherwise with respect to, any of the Loan Documents.

(3) Subject to Section 1.16(6), the Borrower shall also indemnify the Administrative Agent, the Co-Collateral Agents and the Lenders on an after tax basis (taking into account any taxes on the net income of the entity so indemnified) for the full amount of Withholding Taxes or Other Taxes (including, without limitation, any Withholding Taxes or Other Taxes imposed by any jurisdiction on amounts payable by the Borrower under this Section 1.16) paid by the Administrative Agent or the relevant Co-Collateral Agent or Lender and any liability (including penalties, interest and expenses) arising from or with respect to such Withholding Taxes or Other Taxes, whether or not they were correctly or legally asserted. Payment under this indemnification shall be made within 30 days from the date the Administrative Agent or the relevant Co-Collateral Agent or Lender, as the case may be, make written demand for it. A certificate as to the amount of such Withholding Taxes or Other Taxes submitted to the Borrower by the Administrative Agent or the relevant Co-Collateral Agent or Lender shall be conclusive evidence, absent manifest error, of the amount due from the Borrower to the Administrative Agent or the relevant Co-Collateral Agent or Lender, as the case may be.

(4) The Borrower shall furnish to the Administrative Agent, the Co-Collateral Agents and the Lenders the original or a certified copy of a receipt evidencing payment of Withholding Taxes or Other Taxes made by the Borrower within 30 days after the date of any payment of such Withholding Taxes or Other Taxes.

(5) If, following the imposition of any Withholding Taxes or Other Taxes on any payment by the Borrower to any Lender in respect of which the Borrower is required to make an additional payment pursuant to this Section 1.16, any

Lender receives or is granted a credit against or remission for or deduction from or in respect of any taxes paid by it or shall obtain any other relief which, in such Lender's opinion, is both reasonably identifiable and quantifiable by it without involving it in an unacceptable administrative burden (any of the foregoing being a "**saving**"), such Lender will reimburse the Borrower with such amount as such Lender shall have concluded, in its absolute discretion but in good faith, to be the amount or value of the relevant saving. Nothing herein contained shall interfere with the right of any Lender to arrange its affairs in whatever manner it thinks fit and, in particular, no Lender shall be under any obligation to claim relief for tax purposes on its corporate profits or otherwise, or to claim such relief in priority to any other claims, relief, credits or deductions available to it or to disclose details of its affairs. The relevant Lender will notify the Borrower promptly of the receipt by such Lender of any such saving and of such Lender's opinion as to the amount or value thereof, and any reimbursement to be made by such Lender will be made promptly on the date of receipt of such saving by such Lender or, if later, on the last date on which the applicable taxation authority would be able in accordance with applicable Law to reclaim or reduce such saving.

(6) Each Lender shall promptly notify the Borrower in writing if it ceases to be a Canadian Resident Lender and, subject to Section 1.17, the Borrower shall not be required to pay any additional amounts or indemnify the Administrative Agent, the Co-Collateral Agents or the Lenders pursuant to this Section 1.16 in respect of deductions or withholdings on account of any applicable Canadian withholding tax under Part XIII of the ITA or other Taxes to any Person who is not a Canadian Resident Lender; provided that this Section 1.16(6) shall not apply in respect of any deductions or withholdings which become exigible as a result of an assignment by a Canadian Resident Lender to a Foreign Lender of some or all of its Commitments or Accommodations hereunder at any time after the occurrence and during the continuance of an Event of Default.

(7) GE Canada Finance Holding Company represents and warrants to the Borrower that as of the Effective Date it is a Canadian Resident Lender.

Section 1.17 Capital Adequacy; Increased Costs; Illegality.

If, with respect to any Lender, (i) any change in any law, rule, regulation, judgment or order of general application, or any change in the interpretation or application of such law, rule, regulation, judgment or order, occurring or becoming effective after this date, or (ii) compliance by any Lender with any direction, request or requirement (whether or not having the force of law) of any Governmental Entity made or becoming effective after the date, has the effect of causing any loss to such Lender or reducing such Lender's rate of return by (w) increasing the cost to the Lender of performing its obligations under this Agreement or in respect of any Accommodations

outstanding (including the costs of maintaining any capital, reserve or special deposit requirements but other than a reduction resulting from a higher rate or from a change in the calculation of income or capital tax relating to its income or capital in general), (x) requiring such Lender to maintain or allocate any capital or additional capital or affecting its allocation of capital in respect of its obligations under this Agreement or in respect of any Accommodations outstanding, (y) reducing any amount payable to it under this Agreement or in respect of any Accommodations outstanding by any material amount, (z) causing such Lender to make any payment or to forego any return on, or calculated by reference to, any amount received or receivable by it under this Agreement or in respect of any Accommodations outstanding, then such Lender may give notice to the Borrower specifying the nature of the event giving rise to the loss and the Borrower may either, (i) on demand, pay such amounts as the Lender specifies is necessary to compensate it for any such loss, or (ii) provided no loss has yet been suffered by the Lender or the Borrower has paid the compensating amount to the Lender, repay the Accommodations outstanding, together with all accrued and unpaid interest thereon, and all other Obligations then outstanding and terminate the Lender's Commitments. A certificate as to the amount of any such loss submitted in good faith by the Lender to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

ARTICLE 2
CONDITIONS PRECEDENT

Section 2.1 Conditions to the Initial Accommodation.

Subject to the terms of this Agreement, the obligation of the Administrative Agent and the Lenders to make the initial Accommodation hereunder is subject to the following conditions to be fulfilled or performed at or prior to the Effective Date, which conditions are for the exclusive benefit of the Administrative Agent and the Lenders and may be waived in whole or in part by the Administrative Agent and all of the Lenders in their sole discretion:

(1) **Absence of Default.** Each of the Credit Parties shall be in full compliance with each of the covenants to be performed by it in each Loan Document to which it is a party, and no Default or Event of Default shall have occurred or will occur upon the Administrative Agent and the Lenders making the initial Accommodation to the Borrower hereunder.

(2) **Security Interests.** The Administrative Agent and all Lenders shall be satisfied that the Administrative Agent (for the benefit of itself, the Co-Collateral Agents and the other Lenders) has a valid and perfected Lien over the Collateral of the Credit Parties and the Excluded Subsidiaries with the priorities as established by the Intercreditor Agreement, subject to Permitted Encumbrances, and for greater certainty the Administrative Agent shall have received such documents duly executed by each Credit Party and Excluded Subsidiary and other Persons as the

Administrative Agent may request in order to perfect, publish and record its Lien over the Collateral, and shall have received acknowledgements, estoppels, waivers, subordinations, postponements, discharges, priority agreements and inter-creditor and non-disturbance agreements (to the extent not previously delivered and to the extent they continue to be enforceable and can be relied upon by all Lenders) from those Persons having filed such financing statements (or other instruments or documents) without adequately limiting the description of the scope of their collateral acknowledging that their Liens do not cover the Collateral (unless their Liens constitute Permitted Encumbrances), including, without limitation, the Intercreditor Agreement, all in form and substance satisfactory to the Administrative Agent and all Lenders.

(3) **Loan Documents**. The Administrative Agent and the Lenders shall have received duly executed originals of each of the other Loan Documents duly executed by all Persons party thereto, including without limitation (i) an acknowledgement and confirmation of security from the Borrower, (ii) acknowledgements and confirmations of guarantee and security from all other Credit Parties and Excluded Subsidiaries, and (iii) amending agreements to the debenture pledge agreements delivered on the Closing Date to reflect references to this Agreement, in each case in form and substance satisfactory to the Co-Collateral Agents.

(4) **Representations and Warranties.** Each of the representations and warranties made by the Credit Parties in or pursuant to this Agreement and any other Loan Document shall be true and correct on and as of such date as if made on and as of such date, except for those representations and warranties which speak to a specific date which shall be true and correct as of such specific date. With respect to any such representations and warranties that do not relate solely to the Effective Date or any other specific earlier date, the Borrower may supplement each such representation or warranty and/or any applicable Schedule herein or in any other Loan Document, with respect to any matter hereafter arising that would have been required to be set forth as an exception to such representation or warranty and/or any applicable Schedule or that is necessary to correct any such representation or warranty and/or any applicable Schedule which has been rendered inaccurate thereby; provided that no such supplement to any such representation or warranty and/or any applicable Schedule shall amend, supplement or otherwise modify any representation or warranty and/or any applicable Schedule, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Administrative Agent and the Required Lenders in writing.

(5) **Insurance.** The Administrative Agent and the Lenders shall have received satisfactory evidence that the insurance policies required to be maintained by the

Credit Parties by this Agreement are in full force and effect, together with appropriate evidence showing the Administrative Agent as loss payee, and showing the Administrative Agent, the Co-Collateral Agents and the Lenders as additional insured where appropriate in each case, as their interests appear.

(6) **Approvals.** The Administrative Agent and the Lenders shall have received satisfactory evidence that the Credit Parties have obtained all required consents, approvals and waivers of all Persons, including, without limitation, all requisite Governmental Entities, to the execution, delivery and performance by the Credit Parties of this Agreement and the other Loan Documents. All of the lenders under the Original Exit Facility Credit Agreement shall have received all necessary approvals for the execution, delivery and performance of this Agreement by such Persons and all of such Persons shall have become "Lenders" hereunder.

(7) **Constating Documents, Share Register and Resolutions.** The Administrative Agent and the Lenders shall have received for the Borrower and each other Credit Party reasonably requested by them, (i) such Person's constating documents and, if a party thereto or bound thereby, each shareholders or partnership agreement, together with all amendments thereto, and (other than in respect of the Borrower) such Person's share or partnership register; if any, and (ii) resolutions of such Person's board of directors and/or partners or shareholders, approving and authorizing the execution, delivery and performance of the Loan Documents to which such Person is a party and the transactions to be consummated in connection therewith, each certified as of the Effective Date by an officer of such Person as being in full force and effect without any modification or amendment.

(8) **Incumbency Certificates.** The Administrative Agent and the Lenders shall have received for the Borrower and each other Credit Party reasonably requested by them, signature and incumbency certificates of the officers of each such Person executing any of the Loan Documents, certified as of the Effective Date by an officer of such Person as being true, accurate, correct and complete.

(9) **Officer's Certificates.** The Administrative Agent and the Lenders shall have received duly executed originals of a certificate of an authorized signing officer of the Borrower and each other Credit Party reasonably requested by them, dated the Effective Date, in respect of customary corporate matters and confirming and providing evidence that as at the Effective Date the Borrower shall have not less than $125,000,000 of Line Availability.

(10) **Status.** The Administrative Agent and the Lenders shall have received for the Borrower and each other Credit Party reasonably requested by them, such Person's certificates of status, compliance and/or good standing (as applicable)

evidencing such Person's qualification to conduct business in each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, each dated a recent date prior to the Effective Date and certified by the applicable authorized Governmental Entity.

(11) **Opinions of Counsel.** The Administrative Agent and the Lenders shall have received duly executed originals of opinions of counsel to the Credit Parties in form and substance reasonably satisfactory to the Administrative Agent and all Lenders and their respective counsel.

(12) **Projections.** The Co-Collateral Agents shall have received and reviewed and be satisfied with the form and content of the Projections for Fiscal Years 2007, 2008 and 2009 (with 2007 being on a monthly basis and 2008 and 2009 being on an annual basis).

(13) **Fees.** The Borrower shall have paid the Fees required to be paid on the Closing Date (including those listed in Section 1.9(1), and shall have reimbursed the Administrative Agent, the Co-Collateral Agents and the Lenders for all Out-of-Pocket Expenses as of the Closing Date.

(14) **Other Documents.** The Administrative Agent and the Lenders shall have received such other certificates, documents and agreements respecting the Collateral and/or any Credit Party as the Administrative Agent and the Lenders may, in their sole discretion, request, all in form and substance satisfactory to the Administrative Agent and each Lender.

Upon the execution of this Agreement and the making of the initial Accommodation hereunder, all of the above conditions precedent shall have been deemed satisfied except as the Administrative Agent and the Lenders shall otherwise agree in writing.

Section 2.2 Further Conditions to Each Extension of Credit.

Subject to the terms of this Agreement, the obligation of the Administrative Agent and the Lenders to make any Accommodation on any date (including, without limitation, the initial Accommodation) is subject to the following conditions to be fulfilled or performed, which conditions are for the exclusive benefit of the Administrative Agent and the Lenders and may be waived in whole or in part by the Administrative Agent and all of the Lenders in their sole discretion:

(1) **Absence of Default.** Each of the Credit Parties shall be in full compliance with each of the covenants to be performed by it in each Loan Document to which it is a party, and no Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the Accommodation requested to be made on such date.

(2) **Security Interests.** The Administrative Agent and all Lenders shall be satisfied that the Administrative Agent (for the benefit of itself and the other Lenders) has a valid and perfected Lien on the Collateral of the Credit Parties and the Excluded Subsidiaries with the priorities as established by the Intercreditor Agreement subject to Permitted Encumbrances, and for greater certainty the Administrative Agent shall have received such documents duly executed by each Credit Party and Excluded Subsidiary and such other Persons as the Administrative Agent may request in order to perfect, publish and record its Lien on the Collateral, and shall have received acknowledgements, estoppels, waivers, subordinations, postponements, discharges, priority agreements and inter-creditor and non-disturbance agreements (to the extent not previously delivered) from those Persons having filed such financing statements (or other instruments or documents) without adequately limiting the description of the scope of their collateral acknowledging that their Liens do not cover the Collateral (unless their Liens constitute Permitted Encumbrances), all in form and substance satisfactory to the Administrative Agent and all Lenders.

(3) **Borrowing Notice.** The Administrative Agent shall have received from the Borrower a duly executed Borrowing Notice in the form of Exhibit "D".

(4) **No Violation of Law, etc.** The Accommodation will not violate any applicable Law, order or judgment.

(5) **Representations and Warranties.** Each of the representations and warranties made by the Credit Parties in or pursuant to this Agreement and any other Loan Document shall be true and correct on and as of such date, as if made on and as of such date except for those representations and warranties which speak to a specific date which shall be true and correct as of such date. With respect to any such representations and warranties that do not relate solely to the Effective Date or any other specific earlier date, the Borrower may supplement each such representation or warranty and/or any applicable Schedule herein or in any other Loan Document, with respect to any matter hereafter arising that would have been required to be set forth as an exception to such representation or warranty and/or any applicable Schedule or that is necessary to correct any such representation or warranty and/or any applicable Schedule which has been rendered inaccurate thereby; provided that no such supplement to any such representation or warranty and/or any applicable Schedule shall amend, supplement or otherwise modify any representation or warranty and/or any applicable Schedule, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Administrative Agent and the Required Lenders in writing.

(6) **Other Documents.** The Administrative Agent and the Lenders shall have received such other certificates, documents and agreements respecting the

Collateral and/or any Credit Party as the Administrative Agent and the Lenders may, in their sole discretion, request, all in form and substance satisfactory to the Administrative Agent and each of the Co-Collateral Agents.

(7) **Fees.** The Borrower shall have paid the Fees required to be paid by it prior the making of such Accommodation and shall have reimbursed the Agent, the Co-Collateral Agents and the Lenders for all Out-of-Pocket Expenses incurred by them prior to the making of such Accommodation.

The request and acceptance by the Borrower of the proceeds of any Accommodation shall be deemed to constitute, as of the date thereof, (i) a representation and warranty by each Credit Party that the conditions in this Section 2.2 have been satisfied, and (ii) a reaffirmation by each Credit Party of the granting and continuance of the Administrative Agent's Liens on behalf of the Lenders pursuant to the other Loan Documents.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

To induce the Administrative Agent and the Lenders to enter into this Agreement and to make Accommodations available to the Borrower, the Borrower hereby makes the following representations and warranties to the Administrative Agent and the Lenders with respect to all Credit Parties (and, where applicable, each Excluded Subsidiary), all of which shall survive the execution and delivery of this Agreement and the Borrower acknowledges that the Administrative Agent and the Lenders are relying on such representations and warranties in entering into this Agreement and making such Accommodations hereunder:

Section 3.1 Corporate Existence; Compliance with Law.

Each Credit Party (a) is a corporation or a limited partnership, as the case may be, in each case, duly incorporated or formed, and, duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization; (b) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification; (c) has the requisite power and authority and the legal right to own, and pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease and to conduct its business as now, heretofore and proposed to be conducted; (d) has all material licenses, permits, consents or approvals from or by, and has made all material filings with, and has given all material notices to, all Governmental Entities having jurisdiction, to the extent required for such ownership, operation and conduct; (e) is in compliance in all material respects with its constating documents and bylaws; and (f) is in compliance with all applicable provisions of law in all material respects except with respect to Environmental Laws and Environmental Permits as set forth in Section 3.15. There are no unanimous

shareholders, shareholders or other agreements in existence in respect of the Shares of any of the Restricted Subsidiaries and the Excluded Subsidiaries, including any such agreements which would restrict the pledge of the Shares of such entities by the Borrower to the Administrative Agent on behalf of the Lenders, other than (x) the sole shareholder declarations by the Borrower with respect to Commercial Distribution Services, Inc., CHT Steel Company Inc., Stelcam Holdings Inc., Stelco USA, Inc., Welland Pipe Ltd., Stelco Holding Company, Ontario Coal Company and Ontario Eveleth Company, copies of which have been delivered to the Lenders and their counsel (collectively, the "**Restricted Subsidiary USDs**") to the effect that the Borrower will have all the rights, powers, duties and liabilities of the directors of such Restricted Subsidiary or Excluded Subsidiary, as the case may be, as of the effective date of each such respective Restricted Subsidiary USD, and (y) the Limited Partnership Agreements. At the time of its involuntary winding up on February 2, 2007, Camrose Tubes Limited had no assets or liabilities. Each of CHT Steel Company Inc., Welland Pipe Ltd., Stelpipe Ltd. and Stelcam Holdings Inc. irrevocably transferred all their assets and liabilities to the Borrower on December 30, 2006 and each of 6076483 Canada Inc. and 6076475 Canada Inc. irrevocably transferred all their assets and liabilities to the Borrower on December 31, 2005.

Section 3.2 Corporate Name, Executive Offices, Collateral Locations. Schedule Error! Reference source not found.

As of the Effective Date, the corporate name or limited partnership name, as the case may be, (in each case, as it appears in its constating documents and other official filings in the jurisdiction of each Credit Party's existence, incorporation, formation or organization, as applicable) and trade name of each Credit Party, the jurisdiction of incorporation or formation of each Credit Party, the current location of each Credit Party's chief executive office, registered office according to its constating documents, principal place of business, Books and Records and the locations at which any Collateral is located are set forth in Schedule **Error! Reference source not found.**.

Section 3.3 Corporate Power, Authorization, Enforceable Obligations. Schedule Error! Reference source not found.

The execution, delivery and performance by each Credit Party of the Loan Documents to which such Credit Party is a party and the creation of all Liens provided for therein: (a) are within such Person's power; (b) have been duly authorized by all necessary corporate or other action; (c) do not and will not contravene any provision of such Person's constating documents; (d) do not and will not violate any law or regulation, or any order, decree, judgment, injunction, writ, decision, ruling or award of any court or Governmental Entity; (e) except as set out in Schedule **Error! Reference source not found.**, do not and will not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Person is a party or by which such Person or any of its

property is bound; (f) do not and will not result in the creation or imposition of any Lien upon any of the property of such Person other than those in favour of the Administrative Agent, on behalf of itself and the other Lenders, pursuant to the Loan Documents; and (g) do not and will not require the authorization, consent or, the giving of notice to, the filing of or registration with, or approval of any Governmental Entity or any other Person, including, without limitation, any order, permit, waiver, exemption, authorization and approval of any Governmental Entity having jurisdiction over the operation by any Credit Party of the Collateral, all of which will have been duly obtained, made or complied with prior to the Closing Date, with respect to the Loan Documents executed and delivered in connection with the execution and delivery of the Original Exit Facility Credit Agreement and prior to the Effective Date, with respect to the Loan Documents executed and delivered in connection with the execution and delivery of this Agreement, as applicable, except as set out in Schedule **Error! Reference source not found.**. Each of the Loan Documents shall be duly executed and delivered by each Credit Party that is a party thereto and each such Loan Document shall constitute a legal, valid and binding obligation of such Credit Party enforceable against it in accordance with its terms, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by principles of equity.

Section 3.4 Financial Statements and Projections.

(1) **Financial Statements**. Except for the Projections, all Financial Statements concerning the Credit Parties that have been delivered to the Administrative Agent and the Lenders have been prepared in accordance with GAAP consistently applied throughout the periods covered and present fairly in all material respects the financial position of the Persons covered thereby as at the dates thereof and the results of their operations and cash flows for the periods then ended. All written reports, inventory listings and certificates of any kind made or given to any Agent or Lender pursuant to the provisions of this Agreement or any other Loan Document are true, complete and accurate in all material respects in respect of the subject matter relating thereto.

(2) **Projections.** All Projections delivered to the Administrative Agent have been prepared by the Borrower in light of the past operations of the Credit Parties' businesses and future payments of then known contingent liabilities. The Projections are based upon estimates and assumptions stated therein, all of which the Borrower believes at the time of delivery to be reasonable and fair in light of current conditions and current facts then known to the Borrower as of such delivery date and reflect the Borrower's good faith and reasonable estimates of the future financial performance of the Borrower and of the other information projected therein for the period set forth therein. The Projections have been delivered to the Co-Lead Arrangers and the Administrative Agent.

Section 3.5 Ownership of Property; Liens. Schedule Error! Reference source not found.

(1) Each Credit Party has good, valid and marketable title to, and legal and beneficial ownership of, all of its properties and assets (which for the purposes of this Section 3.5(1) does not include any Real Estate). None of the properties and assets of any Credit Party is subject to any Liens, other than Permitted Encumbrances. Each Credit Party has received all deeds, assignments, waivers, consents, nondisturbance and attornment or similar agreements, bills of sale and other documents, and has duly effected all recordings, filings and other actions necessary to establish, protect and perfect such Credit Party's right, title and interest in and to its properties and assets, including all assignment or transfer documents that would reflect the allocation of Intellectual Property assets pursuant to the CBCA Plan of Arrangement. All filings, registrations and recordals necessary under applicable law to create, preserve, protect and perfect the security interest and other Liens of the Administrative Agent in and on the Collateral which constitutes personal property or assets of a Credit Party have been made (including all security notices or grants of security interest intended for recordal with the Canadian Intellectual Property Office, U.S. Patent and Trademark Office, U.S. Copyright Office or any other Intellectual Property registry), with the exception of such security notices or grants relating to Patents and Trademarks listed on Schedule 3.4 and in respect of which no security notice filing had otherwise been made prior to the Effective Date, which notices or grants shall be filed for recordal purposes as soon as reasonably practicable following the Effective Date and in any event, no later than April 30, 2007, and such security interest and other Liens are subject to no other Liens other than Permitted Encumbrances.

(2) The Real Estate listed in Schedule **Error! Reference source not found.** constitutes all of the real property locations owned, leased or subleased by any Credit Party as of the Effective Date. Each Credit Party owns good and marketable fee simple title to all of its owned Real Estate and valid and marketable leasehold interests in all of its leased Real Estate free and clear of all Liens other than Permitted Encumbrances, provided that any sublease may be dependent on the continuance of the applicable head lease, all as described on Schedule **Error! Reference source not found.**. Copies of all such leases have been made available to the Administrative Agent. Schedule **Error! Reference source not found.** also describes any purchase options, rights of first refusal or other similar contractual rights pertaining to any Real Estate which is subject to a Mortgage. All material permits required to have been issued or appropriate to enable the Real Estate to be lawfully occupied and used for all of the purposes for which it is currently occupied and used have been lawfully issued and are in full force and effect. Each Credit Party has received all deeds, assignments, waivers, consents, nondisturbance and attornment or similar agreements, bills of sale and

other documents, and has duly effected all recordings, filings and other actions necessary to establish, protect and perfect such Credit Party's right, title and interest in and to all such Real Estate and other properties and assets which are subject to a Mortgage. All filings, registrations and recordings necessary under applicable law to create, preserve, protect and perfect the security interest and other Liens of the Administrative Agent in and on the Credit Parties' Real Estate have been made, and such security interest and other Liens are subject to no other Liens other than Permitted Encumbrances.

(3) No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such, for the purchase from any Credit Party of any Collateral (excluding Inventory sold in the ordinary course of business), except as expressly permitted in connection with a Disposition in accordance with Section 6.8, and except as otherwise set forth in Schedule **Error! Reference source not found.** (or Schedule **Error! Reference source not found.** in the case of any Shares).

Section 3.6 Accounts and Inventory.

Each Trade Account Receivable is based on an actual and bona fide sale and delivery of Inventory or rendition of services by a Credit Party to its customers in the ordinary course of its business. The calculation of the Borrowing Base as set forth in the most recently delivered Borrowing Base Certificate was determined strictly in accordance with, and not in contravention of, the criteria set forth in the definitions of "Eligible Accounts Receivable" and "Eligible Inventory".

Section 3.7 Labour Matters. Schedule **Error! Reference source not found.**

As of the Effective Date, no strikes or other material labour disputes against any Credit Party are pending. Payment made to employees of each Credit Party comply with each federal, provincial, and local law or foreign law applicable to such matters. Hours worked by employees of each Credit Party comply in all material respects with each federal, provincial, and local law or foreign law applicable to such matters. All payments due from any Credit Party for employee health and welfare insurance have been paid or accrued as a liability on the books of such Credit Party, each Credit Party has withheld all employee withholdings to be withheld by it and such withholdings have been timely paid to the respective Governmental Entities, and each Credit Party has made all employer contributions to be made by it pursuant to applicable law on account of the Canada Pension Plan maintained by the Government of Canada, employment insurance and employee income taxes. As of the Effective Date, except as set forth in Schedule **Error! Reference source not found.**, no Credit Party is a party to or bound by any Collective Agreement. As of the Effective Date, except as set forth in Schedule **Error! Reference source not found.**, there is no organizing activity involving any Credit Party pending or threatened by any labour union or group of employees. As of the Effective Date, except as set forth in Schedule 3.7, there are no representation

proceedings pending or, to any Credit Party's knowledge, threatened with any labour relations board, and no labour organization or group of employees of any Credit Party has made a pending demand for recognition. There are no complaints or charges against any Credit Party pending or threatened to be filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by any Credit Party of any individual, that could reasonably be expected to result in a Material Adverse Effect.

Section 3.8 Ventures, Subsidiaries and Affiliates; Outstanding Shares and Indebtedness. Schedule Error! Reference source not found.

(1) As of the Effective Date, no Credit Party has any Subsidiaries is engaged in any joint venture, partnership or similar arrangement with any other Person, or is a Person set forth in subsection "(a)" of the definition of "Affiliate" of any other Person, except as set forth in Schedule **Error! Reference source not found.**.

(2) The authorized capital of each of the Restricted Subsidiaries (other than the Limited Partnerships) and, to the best of the knowledge of the Borrower each of the Excluded Subsidiaries, the number and type of Shares issued by it, together with the holder of such Shares and the percentage of such Shares held by each such holder, is set forth on Schedule **Error! Reference source not found.**. All of such issued Shares of such Restricted Subsidiaries and Excluded Subsidiaries are certificated and have been delivered to the Administrative Agent (duly endorsed for transfer). All of such Shares of such Restricted Subsidiaries and, to the best of the knowledge of the Borrower, the Excluded Subsidiaries have been duly issued and are outstanding as fully paid and non-assessable, and the persons so listed on Schedule **Error! Reference source not found.** as the owners of such Shares are the registered and beneficial owner thereof with a good title thereto, free and clear of all Liens, other than Liens permitted pursuant to subsections (d), (e) and (f) of the definition of "Permitted Encumbrances", and other than those restrictions on transfer, if any contained in the constating documents of such Restricted Subsidiaries and Excluded Subsidiaries.

(3) The limited partnership interests of each of the Limited Partnerships are divided into the number of units as specified in Schedule **Error! Reference source not found.**, and Schedule **Error! Reference source not found.** also specifies the number of units issued by each such Limited Partnership, the holder of such units and the percentage of such units held by each such holder. All of such issued units are certificated and have been delivered to the Administrative Agent (duly endorsed for transfer). All of such units have been validly issued in accordance with each respective Limited Partnership Agreement, and the persons so listed on Schedule **Error! Reference source not found.** as the holders of such units are the registered and beneficial owners thereof with a good title thereto, free and clear of all Liens, other than Liens permitted pursuant to

subsections (d), (e) and (f) of the definition of "Permitted Encumbrances", and other than those restrictions on transfer, if any, contained in the Limited Partnership Agreements.

(4) There are no outstanding rights to purchase, options, warrants or similar rights or agreements pursuant to which any Credit Party may be required to issue, sell, repurchase or redeem any of its Shares or other equity securities or any Shares or other equity securities of any Subsidiary except in respect of any agreements to purchase in favour of, or stock option plan(s) for, directors, officers and/or employees of the Credit Parties to purchase New Common Shares of the Borrower, and except as set forth in Schedule **Error! Reference source not found.**.

(5) Other than in respect of Guaranteed Indebtedness incurred pursuant to the Loan Documents, the Term Credit Documents, the Secured Notes Credit Documents, the Province Credit Documents or Indebtedness as permitted by Section 6.2(d) or under the Supply and Services Agreements or the Slabco Tolling Agreement, Schedule **Error! Reference source not found.** describes all outstanding Guaranteed Indebtedness of each Credit Party as of the Effective Date and all Indebtedness of each Credit Party as of the Effective Date for (i) borrowed money, (ii) all reimbursement and other obligations with respect to letter of credit, bankers' acceptances and surety bonds, whether or not matured, (iii) all obligations evidenced by notes, bonds, debentures or similar instruments, (iv) other than in respect of indebtedness created under Purchase Money Mortgages permitted under the definition of "Permitted Encumbrances", all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Credit Party (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) all obligations under speculative commodity purchase or option agreements or other commodity price hedging arrangements, in each case whether contingent or matured, (vi) Shares in the capital of such Person which are redeemable or retractable at the option of the holder, or which by their terms or by contract are required to be redeemed or retracted, and (vii) all obligations under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter the risks arising from fluctuations in currency values or interest rates, in each case whether contingent or matured.

(6) The Excluded Subsidiaries do not carry on any business nor do they have any property or assets, Indebtedness or Guaranteed Indebtedness, other than Guaranteed Indebtedness in respect of Obligations of the Borrower under the Loan Documents, the Term Credit Documents and the Secured Notes Credit Documents and other than as set forth in the balance sheets of such Excluded

Subsidiaries dated as of December 31, 2006 and as provided to the Co-Collateral Agents prior to the Closing Date.

(7) No director, officer or employee of any Credit Party has any debts or liabilities owing to any Credit Party other than loans in the ordinary course of business consistent with past practices for travel and entertainment expenses, relocation costs and similar purposes up to a maximum of $1,000,000 in the aggregate.

Section 3.9 Government Regulation.

No Credit Party is subject to regulation under Canadian federal, provincial, local or foreign statutory Law that restricts or limits its ability to incur Indebtedness or Guaranteed Indebtedness or to perform its obligations hereunder. The making of the Revolving Line of Credit available to the Borrower by the Administrative Agent and the Lenders, the incurrence of the Obligations, the application of the proceeds thereof and repayment thereof will not violate any provision of any such Law or any rule, regulation or order issued by or policy of any securities regulatory authority or securities exchange.

Section 3.10 Taxes. Schedule Error! Reference source not found.

(1) All returns, reports and statements, including information returns, in respect of Taxes required by any Governmental Entity to be filed by any Credit Party have been filed with the appropriate Governmental Entity and all Charges have been paid prior to the date on which any fine, penalty, interest or late charge may be added thereto for non-payment thereof (or any such fine, penalty, interest, late charge or loss has been paid), excluding Charges or other amounts being contested in accordance with Section 5.2(2).

(2) Schedule **Error! Reference source not found.** sets forth in respect of the Credit Parties that do not file returns in respect of Taxes under the IRC, as of the Closing Date (i) those taxation years that have not yet been assessed by the CRA or the applicable provincial, local or foreign Governmental Entities, (ii) the taxation years that are currently being audited by the CRA or applicable provincial, local or foreign Governmental Entities, (iii) any assessments or, to any Credit Party's knowledge, threatened assessments in connection with such audit, otherwise currently outstanding, and (iv) the most recent taxation year that an audit by the CRA or the applicable provincial, local or foreign Governmental Entities has been completed.

(3) Schedule 3.10 sets forth in respect of the Credit Parties that do file returns in respect of Taxes under the IRC, as of the Closing Date (i) to any Credit Party's knowledge, those taxation years that have not yet been assessed by the applicable local or foreign Governmental Entities, (ii) to any Credit Party's knowledge, the taxation years that are currently being audited by the applicable

local and foreign Governmental Entities, (iii) to any Credit Party's knowledge, any assessments or, threatened assessments in connection with such audit, otherwise currently outstanding, and (iv) to any Credit Party's knowledge, the most recent taxation year that an audit by the applicable local or foreign Governmental Entities has been completed.

(4) Except as set forth in Schedule **Error! Reference source not found.**, no Credit Party has executed or filed with the CRA or any other domestic or foreign Governmental Entity any agreement or other document extending, or having the effect of extending, the period for assessment or collection of any Charges. Except for Permitted Encumbrances, none of the Credit Parties nor any of their respective predecessors are liable for any Charges (a) under any agreement (including any tax sharing agreements), or (b) to each Credit Party's knowledge, as a transferee.

Section 3.11 Pension and Benefit Plans.

(1) **Canadian Pension and Benefits Plans.** Schedule **Error! Reference source not found.** lists all pension and benefit plans applicable to the Credit Parties for its Canadian employees or former Canadian employees, including all Canadian Benefit Plans and Canadian Pension Plans (other than, for greater certainty, plans maintained by the Government of Canada or any government of a Province of Canada to which any Credit Party is obligated to contribute by statute) currently maintained by any Credit Party. Except as set forth in Schedule **Error! Reference source not found.**, the Canadian Pension Plans are duly registered under the ITA and all other applicable Laws which require registration and no event has occurred which is reasonably likely to cause the loss of such registered status. All material obligations of the Borrower and any other participating Credit Party (including fiduciary, contribution, funding, investment and administration obligations) required to be performed in connection with the Canadian Benefit Plans, the Canadian Pension Plans and the funding agreements therefor under the terms thereof and applicable statutory and regulatory requirements, have been performed in a timely and proper fashion. There have been no improper withdrawals or applications of the assets of the Canadian Pension Plans or the Canadian Benefit Plans. Except as set forth in Schedule **Error! Reference source not found.**, there are no material outstanding disputes concerning the assets or liabilities of the Canadian Pension Plans or the Canadian Benefit Plans. Except as set forth in Schedule **Error! Reference source not found.**, no events have occurred which could give rise to a partial or total wind-up of any Canadian Pension Plan. The Borrower has delivered to the Administrative Agent copies of the most recent actuarial valuation reports filed with the Financial Services Commission of Ontario in respect of each of the registered Canadian Pension Plans, as well as the most recent valuation reports prepared in connection with the non-registered

Canadian Pension Plans. There is no non-registered Canadian Pension Plan in respect of which an event has occurred that could require immediate or accelerated funding in respect of unfunded liabilities or other deficit amounts. Schedule **Error! Reference source not found.**

(2) **ERISA. Schedule** Error! Reference source not found.

(a) Schedule **Error! Reference source not found.** lists all ERISA Affiliates. Copies of all US Pension Plans, including Title IV Plans, Multiemployer Plans, ESOPs and Welfare Plans, including all Retiree Welfare Plans, together with a copy of the latest IRS/DOL 5500-series form for each such Plan (other than Multiemployer Plans) and the most recent actuarial report for each Title IV Plan, have been made available to the Administrative Agent. Except with respect to Multiemployer Plans, each Qualified Plan has been determined by the IRS to qualify under Section 401 of the IRC, the trusts created thereunder have been determined to be exempt from tax under the provisions of Section 501 of the IRC, and nothing has occurred that is reasonably likely to cause the loss of such qualification or tax-exempt status. Each Plan is in compliance, in all material respects, with the applicable provisions of ERISA and the IRC, including the timely filing of all reports required under the IRC or ERISA, including the statement required by 29 CFR Section 2520.104-23. Except as set forth in Schedule **Error! Reference source not found.**, neither any Credit Party nor ERISA Affiliate has failed to make any contribution or pay any amount due as required by either Section 412 of the IRC or Section 302 of ERISA or the terms of any such Plan to which those sections apply. Neither any Credit Party nor ERISA Affiliate has engaged in a **"prohibited transaction,"** as defined in Section 406 of ERISA and Section 4975 of the IRC, in connection with any Plan, that would subject any Credit Party to a material tax on prohibited transactions imposed by Section 502(i) of ERISA or Section 4975 of the IRC. To the knowledge of the Borrower, the most recent actuarial report for each Title IV Plan fairly presents the financial condition and the results of each such plan in accordance with US GAAP. Except as set forth in Schedule **Error! Reference source not found.**, no ERISA Affiliate provides health or welfare benefits for any retired or former United States employee or is obligated to provide health or welfare benefits to any active United States employee following such employee's retirement or other termination of service.

(b) Except as set forth in Schedule **Error! Reference source not found.**: (i) no Title IV Plan has any Unfunded US Pension Liability; (ii) no ERISA Event or event described in Section 4062(e), Section 4063 or Section 4064 of ERISA with respect to any Title IV Plan has occurred or is reasonably

expected to occur; (iii) there are no pending, or to the knowledge of any Credit Party, threatened claims (other than claims for benefits in the normal course), sanctions, actions or lawsuits, asserted or instituted against any Plan or any Person as fiduciary or sponsor of any Plan that is not a Multiemployer Plan, and there are no pending or to the knowledge of any Credit Party, threatened, claims sanctions, actions or lawsuits involving any Multiemployer Plans relating to any Credit Party or any ERISA Affiliate; (iv) no Credit Party or ERISA Affiliate has incurred any liability as a result of a complete or partial withdrawal from a Multiemployer Plan and, if such a withdrawal were to occur within one year after the date of this Agreement, the total liabilities of such Persons under all such Multiemployer Plans would not exceed US$6,400,000 and would be payable in a lump sum or in instalment payments with additional interest in accordance with the provisions of Section 4219(c) of ERISA; (v) within the last five years no Title IV Plan of any Credit Party or ERISA Affiliate has been terminated, no notice of intent to terminate any Title IV Plan has been filed and no amendment has been adopted to treat a Title IV Plan as terminated whether or not in a "**standard termination**" as that term is used in Section 4041(b)(1) of ERISA, nor has any Title IV Plan of any Credit Party or any ERISA Affiliate (determined at any time within the last five years) with Unfunded Pension Liabilities been transferred outside of the "**controlled group**" (within the meaning of Section 4001(a)(14) of ERISA) of any Credit Party or ERISA Affiliate (determined at such time); (vi) except in the case of any ESOP, Shares of all Credit Parties and their ERISA Affiliates make up, in the aggregate, no more than 10% of the fair market value of the assets of any Plan measured on the basis of fair market value as of the latest valuation date of any Plan; (vii) no liability under any Title IV Plan has been satisfied with the purchase of a contract from an insurance company that is not rated AAA by the Standard & Poor's Corporation or an equivalent rating by another nationally recognized rating agency, and (viii) no ERISA Affiliate has received notice from any Multiemployer Plan that it is in reorganization or is insolvent, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise tax, or that such a plan intends to terminate or has terminated, or is subject to any proceeding brought by the PBGC.

Section 3.12 No Litigation. Schedule **Error! Reference source not found.**

No action, claim, lawsuit, demand, investigation or proceeding is now pending or, to the knowledge of any Credit Party, threatened against any Credit Party, before any Governmental Entity or before any arbitrator or panel of arbitrators (collectively, "**Litigation**"), (a) that challenges any Credit Party's right or power to enter into or perform any of its obligations under the Loan Documents to which it is a party, or the

validity or enforceability of any Loan Document or any action taken thereunder or (b) that could be reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule **Error! Reference source not found.**, as of the Effective Date, there is no Litigation pending or, to any Credit Party's knowledge, threatened, that seeks damages in excess of $500,000 or injunctive relief against, or alleges criminal misconduct of, any Credit Party, or that could reasonably be expected to have a Material Adverse Effect.

Section 3.13 Brokers.

No broker or finder brought about the obtaining, making or closing of the Revolving Loan, and no Credit Party has any obligation to any Person in respect of any finder's or brokerage fees in connection therewith.

Section 3.14 Intellectual Property. Schedule Error! Reference source not found.

Each Credit Party owns or has rights to use all General Intangibles necessary and material to continue to conduct its business as now or heretofore conducted by it or proposed to be conducted by it, and each active Canadian and American Patent, Design, Trademark, registered Copyright and License of the Credit Parties is listed, if registered or application for registration has been made, together with application or registration numbers, as applicable, in Schedule **Error! Reference source not found.**. No decision or judgment has been rendered by any Governmental Entity which would limit, cancel or question the validity of, or any Credit Party's rights in, any General Intangibles in any material respect. No action or proceeding is pending, or, to the knowledge of any Credit Party, threatened, seeking to limit, cancel or question the validity of any General Intangibles or any Credit Party's ownership interest therein, which, if adversely determined, would result in a Material Adverse Effect. To the best of the knowledge of the Borrower, each Credit Party conducts its business and affairs without infringement of or interference with any Intellectual Property of any other Person in any material respect. No Credit Party is aware of any infringement claim made in writing by any other Person with respect to any Intellectual Property.

Section 3.15 Environmental Matters.

(1) The Real Estate which is subject to a Mortgage is free of contamination from any Hazardous Material except for such contamination that would not result in Environmental Liabilities that could reasonably be expected to result in a Material Adverse Effect. No Credit Party has caused or suffered to occur any Release of Hazardous Materials on, at, in, under, above, to, from any of its Real Estate which is subject to a Mortgage that could reasonably be expected to result in a Material Adverse Effect. The Credit Parties are and have been in compliance with all Environmental Laws, except for such non-compliance that would not result in Environmental Liabilities which could reasonably be expected to result in a Material Adverse Effect. The Credit Parties have obtained, and are in compliance with, all Environmental Permits required by Environmental Laws

for the operations of their respective businesses as presently conducted or as proposed to be conducted, except where the failure to so obtain or comply with such Environmental Permits would not result in Environmental Liabilities that could reasonably be expected to result in a Material Adverse Effect; and all such Environmental Permits are valid, uncontested and in good standing. No Credit Party is involved in operations or knows of any facts, circumstances or conditions, including any Releases of Hazardous Materials, that are likely to result in any Environmental Liabilities of such Credit Party which could be expected to result in a Material Adverse Effect; and no Credit Party has permitted any current or former tenant or occupant of the Real Estate to engage in any such operations. There is no Litigation arising under or related to any Environmental Laws, Environmental Permits or Hazardous Material that seeks damages, penalties, fines, costs or expenses that could be expected to result in a Material Adverse Effect or injunctive relief against, or that alleges criminal misconduct by, any Credit Party. No notice has been received by any Credit Party requesting information under any Environmental Law or identifying it as a potentially responsible party under any Environmental Law that could reasonably be expected to result in a Material Adverse Effect and to the knowledge of the Credit Parties, there are no facts, circumstances or conditions that may result in any Credit Party being identified as a potentially responsible party under any Environmental Law that could reasonably be expected to result in a Material Adverse Effect. The Credit Parties have made available to the Administrative Agent copies of all existing environmental reports, reviews and audits and all written information pertaining to actual or potential Environmental Liabilities (including the most recent Industrial Hygiene, Safety, Environmental, Risk Management and Asset Integrity Report of each Credit Party), in each case, in the possession of the Credit Parties and relating to any Credit Party and its properties and assets, requested by the Administrative Agent.

(2) Each Credit Party hereby acknowledges and agrees that neither the Administrative Agent nor any Co-Collateral Agent or Lender is now, or has ever been, in control of any of the Real Estate or any Credit Party's affairs.

Section 3.16 Insurance. Schedule Error! Reference source not found.

Schedule **Error! Reference source not found.** lists all insurance policies of any nature maintained, as of the Effective Date, for covered losses by each Credit Party. Each of the Credit Parties has insurance in place, issued by responsible insurers, as is appropriate to the business of each Credit Party and its property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets, all in compliance with the provisions of this Agreement. All such policies of insurance are in full force and effect and the

Borrower is not in default, as to the payments of premiums or otherwise, under the terms of any such policy.

Section 3.17 Deposit, Disbursement and Securities Accounts. Schedule Error! Reference source not found.

Schedule **Error! Reference source not found.** lists all banks, Securities Intermediaries and other financial institutions at which any Credit Party maintains a Bank Account, securities account, futures account or other account, and such schedule correctly identifies the name, address and telephone number of each depository, securities intermediary or futures intermediary, the name in which the account is held, a description of the purpose of the account, the complete account number therefore and if such account is subject to a minimum balance requirement, the amount of such requirement. There are no blocked accounts, lock boxes, control agreements or similar arrangements relating to any of such accounts, other than those contemplated by this Agreement. No Credit Party maintains any securities account or futures account. All cash of all Credit Parties in deposit accounts maintained by such Credit Parties is or are subject to a Blocked Account Agreement.

Section 3.18 Customer and Trade Relations.

There exists no actual termination or revocation of any contract with (or, as of the Effective Date, any material adverse modification or change in the business relationship of any Credit Party with), any supplier material to its operations or any customer or group of customers whose purchases during the preceding 12 months caused them to be ranked among the ten largest customers of the Borrower and the other Credit Parties taken as a whole, where the contract so terminated or revoked with such supplier or customer has not been replaced with a contract or other arrangements with one or more third parties in a reasonable period of time which, in the aggregate, are not materially adverse to the Credit Parties than the terms of the contract so terminated or revoked.

Section 3.19 Material Contracts. Schedule Error! Reference source not found.

Schedule **Error! Reference source not found.** contains a list of all Material Contracts. Each of the Credit Parties is in compliance in all material respects with all Material Contracts to which it is a party and no Credit Party, or to the best of the Borrower's knowledge, any other party to any Material Contract has defaulted under any Material Contract. No event has occurred which, with the giving of notice, lapse of time or both, would constitute a default under, or in respect of, any Material Contract. There is no dispute regarding any Material Contract which could reasonably be expected to have a Material Adverse Effect.

Section 3.20 Compliance with Industry Standards.

Each of the Credit Parties keeps adequate Books and Records with respect to its business activities in which proper entries, reflecting all financial transactions, are made in accordance with GAAP and on a basis consistent with its Financial Statements. Each

of the Credit Parties maintains all of its Books and Records, in accordance with applicable Laws and the standards established by any Governmental Entity having authority over the Credit Party and its property and assets, and all of such Books and Records are true, complete and accurate in all material respects.

Section 3.21 Possession of Collateral. Schedule **Error! Reference source not found.**

Each Credit Party has possession and control of all the property and assets owned by such Credit Party, other than property and assets which are being processed, repaired, transported or shipped in the ordinary course of business. Except as disclosed in Schedule **Error! Reference source not found.** (briefly describing any consignment arrangements to which any Credit Party is party by agreement, counterparty and location), none of the Credit Parties consign any of its assets or property to any other Person.

Section 3.22 Bonding; Licenses. Schedule Error! Reference source not found.

Except as set forth on Schedule **Error! Reference source not found.**, as of the Effective Date, no Credit Party is a party to or bound by any surety bond agreement or bonding requirement with respect to services or products sold by it or any trademark, patent or industrial design license agreement pursuant to which the Credit Party is a licensee with respect to services or products sold by it.

Section 3.23 Material Documents.

The Borrower has delivered to the Administrative Agent complete and correct copies of the Term Credit Documents, the Province Credit Documents, the Secured Notes Credit Documents and the Pension Agreement and all schedules, exhibits, amendments, supplements, modifications, assignments and all other documents delivered pursuant thereto or in connection therewith.

Section 3.24 Material Adverse Effect.

No Credit Party has incurred any obligations, contingent or non-contingent liabilities, liabilities for Charges, long-term leases or unusual forward or long-term commitments that, alone or in the aggregate, could reasonably be expected to have a Material Adverse Effect, and no contract, lease or other agreement or instrument has been entered into by any Credit Party or has become binding upon any Collateral and no Law or regulation applicable to any Credit Party has been adopted that has had or could reasonably be expected to have a Material Adverse Effect. Since December 31, 2006, no event has occurred, that alone or together with other events, could reasonably be expected to have a Material Adverse Effect.

Section 3.25 No Default.

No Default or Event of Default has occurred and is continuing.

Section 3.26 Full Disclosure.

No information contained in this Agreement, any of the other Loan Documents, any Financial Statements or other written reports from time to time delivered hereunder or thereunder or any written statement furnished by or on behalf of any Credit Party to the Administrative Agent, Co-Collateral Agent or any Lender pursuant to the terms of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

ARTICLE 4
FINANCIAL STATEMENTS AND INFORMATION

Section 4.1 Reports and Notices.

The Borrower agrees that from and after the Effective Date and until the Termination Date, it shall deliver to the Administrative Agent, the Co-Collateral Agents and each Lender, as required, the following financial statements, notices and documents, all in form and substance satisfactory to the Administrative Agent, the Co-Collateral Agents and all Lenders, as applicable:

(1) **Borrowing Base and Related Certificates.**

(a) Within six (6) Business Days of each month end, the Borrower shall deliver the following reports with respect to the Borrowing Base Parties:

(i) a Borrowing Base Certificate;

(ii) a monthly Accounts aging summary by invoice date and by each Borrowing Base Party. Notwithstanding the previous sentence, each of the Administrative Agent and the Co-Collateral Agents reserve the right to request a detailed listing of the Accounts aging;

(iii) a detailed monthly accounts payable aging and "unaudited accounts payable" detail;

(iv) a calculation of the Trade Accounts Receivable which would not meet the criteria of an Eligible Account Receivable;

(v) a daily summary of Accounts for each of the Borrowing Base Parties. Notwithstanding the above, each of the Administrative Agent and the Co-Collateral Agents reserve the right to request detailed backup documentation, including, but not limited to, a copy of the internally generated month end sales journal and

invoice register, cash receipts and collections journal, credit memo journal and the debit memo journal;

(vi) an aged listing of the ten largest Accounts and accounts payable for the applicable month;

(vii) a reconciliation of the cash receipts journal to the Blocked Accounts prepared by each of the Borrowing Base Parties;

(b) In addition to Section 4.1(1)(a) above, within 6 Business Days of the 15th of each month, the Borrower shall deliver the following reports as at the previous month end with respect to the Borrowing Base Parties:

(i) a reconciliation of Accounts aging and accounts payable to the respective trial balances, each Borrowing Base Parties' general ledger and to the month end financial statements;

(ii) a monthly Inventory "Cost Complex: Control Ledger" for each Borrowing Base Party;

(iii) an Inventory summary by account ("Report 22");

(iv) a copy of the Inventory Sales Cards by division;

(v) a reconciliation of the monthly Inventory cost control ledger to the trial balance by division, each of the Borrowing Base Parties' general ledger and to the month end financial statements of each Borrowing Base Party; and

(vi) a calculation of the Inventory which would not meet the criteria of Eligible Inventory;

(c) In addition to Sections 4.1(1)(a) and (b) above, the Borrower shall deliver the following reports with respect to the Borrowing Base Parties within six (6) Business Days of the 15th of each month if Availability is greater than or equal to $100,000,000 and there is no Event of Default which is continuing:

(i) a Borrowing Base Certificate; and

(ii) a daily summary of Accounts for each of the Borrowing Base Parties. Notwithstanding the above, each of the Administrative Agent and the Co-Collateral Agents reserve the right to request detailed backup documentation, including, but not limited to, a copy of the internally generated month end sales journal and

invoice register, cash receipts and collections journals, credit memo journal and the debit memo journal if deemed necessary by the Administrative Agent or the Co-Collateral Agents; and

(iii) an Account aging summary by invoice date and for each Borrowing Base Party. Notwithstanding the above, each of the Administrative Agent and the Co-Collateral Agents reserve the right to request a detailed listing of the Accounts aging;

(d) in addition to Sections 4.1(1)(a), (b) and (c) above, if Availability is less than $100,000,000 or there is an Event of Default which is continuing the following reports listed in subsections (i) through (iv) below with respect to the Borrowing Base Parties are to be provided weekly:

(i) a Borrowing Base Certificate together with such supporting documentation including updated sales listings, adjusted accounts receivable balances, Inventory balances and a reconciliation of cash receipts (including ineligibles);

(ii) a daily summary of Accounts for each Borrowing Base Party. Notwithstanding the above, each of the Administrative Agent and the Co-Collateral Agents reserve the right to request detailed backup documentation, including, but not limited to, a copy of the internally generated month end sales journal and invoice register, cash receipts and collections journals, credit memo journal and the debit memo journal if deemed necessary by the Administrative Agent or the Co-Collateral Agents;

(iii) an Account aging summary by invoice date and for each Borrowing Base Party. Notwithstanding the above, each of the Administrative Agent and the Co-Collateral Agents reserve the right to request a detailed listing of the Accounts aging; and

(iv) notwithstanding Section 4.1(1)(b) above, such reports referred to therein are to be delivered within 10 days of each month end.

(2) **Monthly Financial Statements.** The Borrower shall, within 30 days of each month end, provide to the Administrative Agent internally prepared Financial Statements for such month in month-to-date and Fiscal Year-to-date format together with an officer's certificate in the form of Exhibit "C".

(3) **Quarterly Financial Statements.** The Borrower shall, within 45 days of the end of the first three (3) Fiscal Quarters of each Fiscal Year, provide to the Administrative Agent unaudited quarterly Financial Statements for such quarter, together with an officer's certificate in the form of Exhibit "C".

(4) **Annual Financial Statements.** The Borrower shall, within 90 days after the end of each financial year, provide to the Administrative Agent audited annual Financial Statements and an operating plan for the subsequent year, such annual Financial Statements and such operating plan as approved by the Borrower's board of directors (and such operating plan to be acceptable to the Administrative Agent, with such operating plan deemed to be so acceptable unless written notice of non-acceptability setting out particulars thereof is delivered to the Borrower by the Administrative Agent within thirty (30) days of receipt of such operating plan) together with an officer's certificate in the form of Exhibit "C".

(5) **Other Credit Documents and Notices.** The Borrower shall deliver to the Administrative Agent, the Co-Collateral Agents and the Lenders (i) as and when due, all notices, reports, statements, documents, certificates and other information required to be delivered by any Person pursuant to the Term Credit Documents, the Province Credit Documents, the Pension Agreement and the Secured Notes Credit Documents, (ii) copies of any amendments entered into in respect of any of the Term Credit Documents, Province Credit Documents, the Pension Agreement or the Secured Notes Credit Documents, and (i) copies of all documents entered into in respect of any Refinancing of the Term Credit Documents, the Province Credit Documents or the Secured Notes Credit Documents.

(6) **Pension and Benefit Matters.** The Borrower shall deliver to the Administrative Agent and each Lender copies of:

(a) as promptly as possible but in any event no later than August 31 of each year, a special valuation report (the "**Hamilton Hourly Plan Report**") of the Hamilton Hourly Plan's independent actuary detailing the computation of the solvency deficiency of the Hamilton Hourly Plan as of August 1 of such year which relates to the Hamilton Hourly Plan Memorandum of Understanding, which report shall be prepared in accordance with the PBA (except where provided otherwise in this Section 4.1(6)). For greater certainty, the Hamilton Hourly Plan Report as at August 1 of each year shall include (1) the solvency deficiency shown in the actuarial cost certificate in respect of the amendment resulting from the Hamilton Hourly Plan Memorandum of Understanding in the particular year; and (2) the remaining solvency deficiency (which shall be determined in accordance with the PBA except where provided otherwise in this Section 4.1(6)) as it relates to the previous amendments resulting from the Hamilton Hourly Plan Memorandum of Understanding and will be based upon the participant data used for purposes of the annual valuation report prepared for filing pursuant to the PBA as at the preceding December 31, will reflect the Hamilton Hourly Plan pension

fund investment return up to the effective date of the Hamilton Hourly Plan Report, and will reflect the discount rate applicable at the effective date of the Hamilton Hourly Plan Report;

(b) from time to time in respect of the relevant year but in any event no later than March 31 and September 30 of each year, the latest estimate (the "**Hamilton Hourly Plan Estimate**") of the said solvency deficiency in respect of the Hamilton Hourly Plan prepared by the Hamilton Hourly Plan's independent actuary as of August 1 of each year;

(c) as promptly as possible but in any event no later than September 30 of the year following which the annual valuation report relates, the annual valuation report as at December 31 of each year in respect of the Hamilton Hourly Plan that is prepared for filing pursuant to the PBA; and

(d) all material correspondence with and filings to the Financial Services Commission of Ontario or the Superintendent of Financial Services (Ontario) in relation to any Canadian Pension Plan, at the same time such correspondence or filing is delivered or made, as the case may be. For greater certainty, upon the filing of each Form 7 under the *Pension Benefits Act* (Ontario) furnished to the trustee of each registered Canadian Pension Plan, if such Form 7 contains any information which is different from the information contained in the Form 7 most recently delivered to the Administrative Agent and the Lenders, the Borrower shall deliver to the Administrative Agent in sufficient copies for distribution to each Lender, an officer's certificate of the Borrower confirming that the Form 7 attached to such officer's certificate accords with the corresponding valuation reports on such plans prepared by the Borrower's actuary and confirming that all contributions indicated in such form have been made when due.

(7) **Notices of Dispositions and Liens.** The Borrower shall forthwith provide notice to the Co-Collateral Agents of (i) any Dispositions of Term Priority Collateral made in accordance with Section 6.8, concurrently with the consummation of such transaction, and (ii) any Liens (other than Permitted Encumbrances) and Prior Claims over any of the Collateral received by any Credit Party that are registered, preserved, perfected or become effective or enforceable after the date hereof.

(8) **Notices from MOL, MOE and/or MAG.** The Borrower shall forthwith provide the Administrative Agent and each Lender with copies of (i) any notices or other documents required to be delivered under applicable Law by any Credit Party to the MOL, MOE or MAG or any other Government Entity under the jurisdiction

of the MOL, MOE or MAG, as the case may be, in respect of any material non-compliance by a Credit Party of any such applicable Law, or (ii) any material notices or other documents received by any Credit Party from the MOL, MOE or MAG pursuant to which the MOL, MOE or MAG, as the case may be, purports or informs such Credit Party of their intention to exercise any of their powers under applicable laws including their intention to obtain warrants or commence compliance or enforcement proceedings against any such Credit Party or the Collateral.

(9) **Default**. The Borrower shall forthwith provide notice to the Administrative Agent of the occurrence of any Default, Event of Default or the existence of any event, circumstance or condition that could reasonably be expected to result in a Material Adverse Effect.

(10) **TD Banking Services Agreement.** The Borrower shall forthwith provide the Administrative Agent with a copy of any notice given or received by it pursuant to the TD Banking Services Agreement which has not been provided by TD directly to the Administrative Agent.

(11) **Bank Products**. Concurrently with the delivery of any Borrowing Base Certificate hereunder, the Bank Product Market Value Amount of the Credit Parties, together with such supporting documentation to evidence such calculation as the Co-Collateral Agents may reasonably request.

(12) **Other Information.** Upon the request of the Administrative Agent, any Co-Collateral Agent or any Lender, the Borrower agrees to provide such other information, reports, notices or documents as may reasonably be requested by such Person including, without limitation, (i) copies of agreements with, or purchase orders from, the Credit Parties' customers, copies of invoices to customers, proof of shipment or delivery, access to its computers, electronic media and software programs associated therewith (including any access codes, electronic records, contracts and signatures) and such other documentation and information relating to Accounts and Other Collateral as the Administrative Agent or the Co-Collateral Agents may reasonably require, provided that such access does not constitute a violation of the *Personal Information Protection and Electronic Documents Act* (Canada) or any similar provincial privacy legislation in effect from time to time, (ii) notice as promptly as practicably possible of any threatened or actual seizures or detentions of any Collateral of any Credit Party by any Person, copies of any Material Contracts, Canadian Pension Plans, Canadian Benefit Plans, leases and collective agreements, and (iii) such other information, reports, notices or documents respecting the Credit Parties' business, financial condition or prospects as any such Person may from time to time reasonably request.

The Borrower shall deliver any financial statement, notice or document delivered to the Administrative Agent and/or the Co-Collateral Agents pursuant to this Section 4.1 contemporaneously to each of the Lenders to the extent not otherwise delivered to such Lenders.

ARTICLE 5
AFFIRMATIVE COVENANTS

The Borrower agrees as to all Credit Parties that from and after the date hereof and until the Termination Date:

Section 5.1 Maintenance of Existence and Conduct of Business.

(1) The Borrower shall, and shall cause each other Credit Party to: (i) subject to Section 6.1, do or cause to be done all things necessary to preserve and keep in full force and effect its corporate, limited partnership or other existence and its rights and franchises except with the prior consent of the Administrative Agent and the Lenders; (ii) subject to Section 6.1, continue to conduct their respective Businesses substantially as now conducted as of the date hereof or as contemplated by the CBCA Plan of Arrangement except with the prior consent of the Administrative Agent and the Lenders; and (iii) at all times maintain, preserve and protect all Collateral used or useful in the conduct of its Business and keep the same in good repair, working order and condition in all material respects (taking into consideration ordinary wear and tear) and from time to time make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices.

(2) The Borrower shall, and shall cause each other Credit Party to, obtain and maintain all material authorizations and consents of and approvals from and give all material notices and make all material filings and registrations with, and take any other material action in respect of, any Government Entity or any other Person, including (without giving effect to any materiality standard in the case of subsection (i) below) any order, permit, waiver, exemption, authorization and approval of any Governmental Entity, advisable or required in connection with (i) the execution, delivery and performance by such Credit Party of the Loan Documents to which it is a party and the creation of all Liens provided for therein, and (ii) the operation of its business and its property and assets, and the ownership or lease, as the case may be, of such property and assets.

(3) Forthwith upon the repayment in full of all Project Financing obligations owing by Lake Erie Slab Company Inc. ("**Slabco**") to Bank of Tokyo-Mitsubishi (Canada) or any of its Affiliates, the Borrower shall either (i) cause Slabco to be wound-up into Lake Erie Steel GP, Lake Erie Steel LP or any other Credit Party, or (ii) cause Slabco to execute and deliver such guarantee and security and other Loan Documents in the forms delivered by the other Credit Parties as of the

Closing Date (or as amended, restated or modified thereafter), together with such other instruments, certificates and opinions as are necessary in the opinion of the Administrative Agent to satisfy the conditions precedent set forth in Sections 2.1(2), (3), (6), (7), (8), (9), (10), (11) and (14) as if Slabco had been a Restricted Subsidiary as of the Closing Date.

Section 5.2 Payment of Charges.

(1) Subject to Section 5.2(2), the Borrower shall and shall cause each other Credit Party to pay and discharge or cause to be paid and discharged promptly all Charges payable by it, including (i) Charges imposed upon it, its income and profits, or any of its property (real, personal or mixed) and all Charges with respect to Tax, social security and employee matters, (ii) lawful claims for labour, materials, supplies and services or otherwise, (iii) all storage or rental charges payable to warehousemen or bailees, and (iv) all service or repair charges payable to servicers or repairers.

(2) Each Credit Party may in good faith contest, by appropriate proceedings, the validity or amount of any Charges, Taxes or claims described in Section 5.2(1); provided, that (i) adequate reserves with respect to such contest are maintained on the books of such Credit Party, in accordance with GAAP; (ii) no Lien shall be imposed to secure payment of such Charges (other than as permitted by subsections (b) and (e) of the definition of "Permitted Encumbrances") that is superior to any of the Liens securing the Obligations and such contest is maintained and prosecuted continuously and with diligence and operates to suspend collection or enforcement of such Charges; (iii) none of the Collateral becomes subject to forfeiture or loss as a result of such contest; (iv) such Credit Party shall promptly pay or discharge such contested Charges, Taxes or claims, as applicable, and all additional charges, interest, penalties and expenses, if any, and shall deliver to the Administrative Agent evidence reasonably acceptable to the Administrative Agent of such compliance, payment or discharge, if such contest is terminated or discontinued adversely to such Credit Party or the conditions set forth in this Section 5.2(2) are no longer met; and (v) the Administrative Agent has not advised the Borrower in writing that the Administrative Agent reasonably believes that non-payment or non-discharge thereof could have or result in a Material Adverse Effect.

(3) Notwithstanding the foregoing, if any Lien shall be filed or claimed thereunder (a) for Taxes due any Governmental Entity, or (b) which in the Administrative Agent's opinion might create a valid obligation having priority over the Administrative Agent's and the Lenders' security over the Collateral, the Borrower shall immediately pay and cause each Restricted Subsidiary to pay such Charge and remove the Lien of record at the request of the Co-Collateral Agents. If the Borrower or the applicable Restricted Subsidiary fails to do so

promptly, then at the Administrative Agent's election, the Administrative Agent may (i) create an Availability Reserve in such amount as it may deem appropriate in its sole business judgment, or (ii) upon the occurrence of an Event of Default, imminent risk of seizure or garnishment, filing of any priority Lien, claim, forfeiture, or sale of the Collateral, pay such Charges on the Borrower's or the applicable Restricted Subsidiary's behalf, and the amount thereof shall be an Obligation secured by the Loan Documents and due on demand.

Section 5.3 Books and Records.

The Borrower shall and shall cause each other Credit Party to keep adequate Books and Records with respect to its business activities in which proper entries, reflecting all financial transactions, are made in accordance with GAAP and on a basis consistent with its Financial Statements. Each Credit Party shall maintain all of its Books and Records in accordance with applicable Laws and the standards established by any Governmental Entity having authority over the Credit Party and its property and assets.

Section 5.4 Accounts.

(1) Until the Administrative Agent has advised the Borrower to the contrary upon the occurrence and continuance of an Event of Default, the Borrower and the Restricted Subsidiaries, at their expense, shall enforce, collect and receive all amounts owing on the Accounts in the ordinary course of their business and provided Line Availability is not less than $75,000,000, any proceeds they so receive may be utilized by the Borrower and the Restricted Subsidiaries in the ordinary course of their business. Upon the request of the Administration Agent, the Borrower shall and shall cause each other Credit Party to deliver any requested Chattel Paper or Instrument to the Administrative Agent (in each case, accompanied by instruments of transfer executed in blank), and shall, if requested by the Administrative Agent, mark any Chattel Paper or Instrument that has not been delivered to the Administrative Agent with the following legend: "This writing and the obligations evidenced or secured hereby are subject to the security interest of CIT Business Credit Canada Inc. as Administrative Agent, for the benefit of the Lenders."

(2) The Borrower agrees to notify the Administrative Agent, and cause the Restricted Subsidiaries to notify the Administrative Agent: (a) of any matters adversely affecting the value, enforceability or collectability of any material Account and of all customer disputes, offsets, defences, counterclaims, returns, rejections and all reclaimed or repossessed merchandise or goods, and of any adverse effect in the value of its Inventory, in its reports provided to the Administrative Agent hereunder, in such detail and format as the Administrative Agent may reasonably require from time to time, and (b) promptly of any such matters which are material, as a whole, to the Accounts

and/or the Inventory. The Borrower agrees to continue to follow its existing procedures regarding the issuance of credit memoranda and will provide duplicates to the Administrative Agent upon its request after the occurrence of an Event of Default upon accepting returns or granting allowances, and cause the Restricted Subsidiaries to do so.

Section 5.5 Insurance.

(1) The Borrower covenants and agrees to maintain comprehensive/umbrella, property and casualty insurance and business interruption insurance on its and the other Credit Parties' assets and business under such policies of insurance, with such insurance companies, in such reasonable amounts and covering such insurable risks as are at all times reasonably satisfactory to the Administrative Agent. All policies covering the assets are, subject to the rights of any holders of Permitted Encumbrances holding claims senior to the Administrative Agent, to be made payable to the Administrative Agent, on behalf of the Lenders, in case of loss, under a standard non-contributory "mortgagee", "lender" or "secured party" clause and are to contain such other provisions as the Administrative Agent may require to fully protect the Administrative Agent's and the Lenders' interest in the Collateral and to any payments to be made under such policies. Copies of the policies are to be delivered to the Administrative Agent, with the loss payable endorsement in the Administrative Agent's favour, on behalf of the Lenders, and shall provide for the insurance broker endeavouring to provide not less than thirty (30) days prior written notice to the Administrative Agent of any amendment, renewal, non-renewal, expiration, termination or cancellation. At the Borrower's request, or if the Borrower fails to maintain such insurance, the Administrative Agent on the Lenders' behalf may arrange for such insurance, but at the Borrower's expense and without any responsibility on the Administrative Agent's part for: (i) obtaining the insurance; (ii) the solvency of the insurance companies; (iii) the adequacy of the coverage; or (iv) the collection of claims. Upon the occurrence of an Event of Default which is continuing, the Administrative Agent shall, subject to the Intercreditor Agreement and the rights of any holders of Permitted Encumbrances holding claims senior to the Administrative Agent, have the sole right, and at its option, in the name of the Administrative Agent or the Borrower, to file claims under any insurance policies, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies.

(2) The insurance acquired by the Administrative Agent on behalf of the Lenders may, but need not, protect the Credit Parties' interest in the Collateral, and therefore such insurance may not pay claims which the Borrower may have with

respect to the Collateral or pay any claim which may be made against the Borrower in connection with the Collateral. In the event the Administrative Agent on behalf of the Lenders purchases, obtains or acquires insurance covering all or any portion of the Collateral, the Borrower covenants and agrees to be responsible for all of the applicable costs of such insurance, including premiums, interest (at the applicable interest rate for Revolving Loans), fees and any other charges with respect thereto, until the effective date of the cancellation or the expiration of such insurance. The Administrative Agent may charge all of such premiums, fees, costs, interest and other charges to the Revolving Loan Account. The Borrower hereby acknowledges that the costs of the premiums of any insurance acquired by the Administrative Agent on behalf of the Lenders may exceed the costs of insurance which the Borrower may be able to purchase on its own. In the event that the Administrative Agent on behalf of the Lenders purchases such insurance, the Administrative Agent will notify the Borrower of said purchase within thirty (30) days of the date of such purchase. If, within thirty (30) days after the receipt of such notice, the Borrower provides the Administrative Agent with proof that the Borrower had the insurance coverage required by this Agreement (in form and substance satisfactory to the Administrative Agent) as of the date on which the Administrative Agent on behalf of the Lenders purchased insurance and the Borrower continued at all times to have such insurance, then the Administrative Agent agrees to cancel the insurance purchased by the Administrative Agent on behalf of the Lenders and credit the Revolving Loan Account with the amount of all costs, interest and other charges associated with any insurance purchased by the Administrative Agent on behalf of the Lenders, including with any amounts previously charged to the Revolving Loan Account.

Section 5.6 Application of Proceeds of Collateral.

(1) The Borrower shall, and shall cause each other Credit Party to, after receipt by such Person of Asset Sale Proceeds or Insurance Proceeds in respect of any Disposition (other than the sale of Inventory in the ordinary course of business) or loss, destruction or condemnation, as the case may be, of any ABL Priority Collateral (1) forthwith apply such proceeds upon receipt thereof to the prepayment of outstanding Accommodations (together with all interest, fees and other amounts owing with respect thereto) in accordance with Section 1.3, and (2) forthwith thereafter deposit the amount of any excess Asset Sale Proceeds or Insurance Proceeds, as the case may be, into a Blocked Account.

(2) The Borrower shall, and shall cause each other Credit Party to, after receipt by such Person of (i) Asset Sales Proceeds in respect of Dispositions of Term Priority Collateral as permitted by Section 6.8 or (ii) Insurance Proceeds in respect of any loss, destruction or condemnation, as the case may be, of any Term Priority Collateral of (or held on behalf of) the Borrower, any Steel Entity

or any Coke Entity in an aggregate amount not to exceed $50,000,000 for all such Persons from the Effective Date until the Maturity Date, (1) prepay outstanding accommodations (together with all interest, fees and other amounts owing with respect thereto) under the Term Credit Agreement or the Exchange Notes, as the case may be, in an amount equal to such proceeds, or, in the case of such Insurance Proceeds only, reinvest such proceeds in the respective business to which they relate within eighteen (18) months of receipt of such proceeds, (2) with respect to any excess Asset Sale Proceeds or Insurance Proceeds, as the case may be, not so applied in accordance with subsection (1) above but subject to Sections 4.1(2) and 4.1(3) of the Intercreditor Agreement, forthwith apply such proceeds to the prepayment of outstanding Accommodations (together with all interest, fees and other amounts owing with respect thereto) in accordance with Section 1.3, and (3) forthwith thereafter deposit the amount of any such excess Asset Sale Proceeds or Insurance Proceeds into a Blocked Account. For greater certainty, the prior written consent of the Co-Collateral Agents shall be required with respect to any use or application by the Term Agent or any Credit Party of Insurance Proceeds in respect of Term Priority Collateral of (or held on behalf of) the Borrower, any Steel Entity or any Coke Entity in excess of an aggregate amount of $50,000,000.

(3) For greater certainty and for purposes of Section 5.6(2)(1) above, if such Insurance Proceeds of the Borrower, any Steel Entity or any Coke Entity in an aggregate amount not to exceed $50,000,000 in the aggregate for all such Persons is committed to be reinvested within 18 months of such Insurance Proceeds being so received (or such longer period not in excess of 24 months to the extent such period in excess of 18 months is reasonably required to determine the most commercially effective method to reinvest such proceeds and the Borrower is pursuing such determination with commercially reasonable diligence), then such Insurance Proceeds, for the purpose of determining compliance with Section 5.6(2)(1) as of any date, shall be deemed to be so reinvested.

Section 5.7 Compliance with Laws Generally; Compliance with Pension Obligations.

(1) The Borrower shall and shall cause each other Credit Party to comply in all material respects with all applicable Laws and decrees, and agreements, licences, authorizations and permits material to the operation of the business of such Credit Party (excluding Environmental Laws and Environmental Permits, and with respect to Environmental Laws and Environmental Permits, in accordance with Section 5.9(a)).

(2) The Borrower shall, and shall cause each of the other Credit Parties to make, or cause to be made, all contributions or other payments required to be made to the Canadian Pension Plans under applicable Laws (including without limitation the

Stelco Pension Regulation) and the Pension Agreement and to all Canadian Benefit Plans in accordance with the terms thereof when due. If any Credit Party fails to make any such contribution or other payment when due, the Administrative Agent may, subject to the ITA, the Pension Agreement and applicable Law, make such contribution or payment on the Credit Party's behalf (without any obligation whatsoever to do so); provided, that any Event of Default resulting from a Credit Party's failure to make such a contribution or other payment shall not be cured by Administrative Agent's payment thereof. If the Administrative Agent makes a contribution or payment on a Credit Party's behalf, the Obligations of the Borrower hereunder shall be automatically increased by the amount of such contribution or payment, shall be due upon demand by the Administrative Agent and shall bear interest, calculated daily at the per annum rate of the sum of the then applicable Canadian Prime Rate plus the Applicable Canadian Prime Rate Margin plus the Default Rate of Interest, until paid.

Section 5.8 Intellectual Property.

(1) The Borrower shall and shall cause each other Credit Party to conduct its business and affairs without knowing, intentional or wilful infringement of any Intellectual Property of any other Person which a Governmental Entity has previously determined to be valid and enforceable, and shall not and shall cause each other Credit Party not to (i) enter into any agreements not in the ordinary course of its business and not inconsistent with past practices which prohibit, restrict or limit in any way the granting of Liens to the Administrative Agent in Intellectual Property hereafter owned or acquired by any Credit Party if such Intellectual Property is necessary and material to the conduct of such Credit Party's business, or (ii) file, either itself or through any agent, employee, licensee or designee, an application for the registration of any Design, Patent, Trademark or Copyright with any Canadian Intellectual Property Office or the United States Patent and Trademark Office or the United States Copyright Office or any similar office or agency in respect of any Design, Patent, Trademark or Copyright which is necessary and material to the operation of its business without giving the Co-Collateral Agents concurrent written notice thereof. Upon request of the Co-Collateral Agents, the Borrower shall and shall cause each such other Credit Party to execute and deliver any and all intellectual property security agreements as they may reasonably request to evidence the Lien in favour of the Administrative Agent on such Design, Patent, Trademark or Copyright, and the intangible property of such Credit Party relating thereto or represented thereby.

(2) The Borrower shall and shall cause each other Credit Party to take all actions consistent with past practices and which are necessary or reasonably requested by the Co-Collateral Agents to maintain and pursue each application, to obtain

the relevant registration and to maintain the registration of each of such of its Designs, Patents, Trademarks and Copyrights (now or hereafter existing), including the filing of applications for renewal, affidavits or declarations of use, affidavits of non-contestability and opposition and interference and cancellation proceedings, unless the relevant Credit Party shall determine, acting reasonably, that such Design, Patent, Trademark or Copyright is not necessary and material to the conduct of its business.

(3) The Borrower shall and shall cause each other Credit Party to notify the Administrative Agent immediately if it knows or has reason to know that any application or registration relating to any Intellectual Property (now or hereafter existing) that is necessary and material to the conduct of its business may become abandoned or of any adverse determination or development (including the institution of, or any such determination or development in, any proceeding in any Canadian Intellectual Property Office, the United States Patent and Trademark Office or the United States Copyright Office or any court) regarding its ownership of such Intellectual Property, its rights to register the same, or to keep and maintain the same.

(4) In the event that any material Intellectual Property is infringed upon or misappropriated by a third party, the Borrower shall and shall cause each other Credit Party to notify the Administrative Agent promptly after it learns thereof. The Borrower shall and shall cause each other Credit Party to, unless it shall reasonably determine that such Intellectual Property is in no way necessary and material to the conduct of its business, promptly sue for infringement or misappropriation and to recover any and all damages for such infringement, misappropriation or dilution and shall take such other actions as the Administrative Agent shall reasonably deem appropriate under the circumstances to protect such Intellectual Property.

Section 5.9 Environmental Matters.

The Borrower shall and shall cause each other Credit Party and each Person within its control to: (a) conduct its operations and keep and maintain its Real Estate in compliance with all of its environmental compliance, monitoring, remediation and other policies in effect as of the Closing Date and otherwise implement any and all investigation, remediation, removal and response actions that are necessary in order to remain in compliance with such policies, (b) notify the Administrative Agent promptly after such Credit Party becomes aware of any violation of Environmental Laws or Environmental Permits or any Release on, at, in, under, above, to, from or about any Real Estate that is reasonably likely to result in any Environmental Liabilities in excess of $5,000,000, and (c) promptly forward to the Administrative Agent a copy of any order, notice, request for information or any communication or report received by such Credit Party in connection with any such violation or Release whether or not any

Governmental Entity has taken or threatened any action in connection with any such violation, Release or other matter. If the Administrative Agent at any time has a reasonable basis to believe that there may be a violation of any Environmental Laws or Environmental Permits by any Credit Party or any Environmental Liability arising thereunder, or a Release of Hazardous Materials on, at, in, under, above, to, from or about any of its Real Estate, that, in each case, could reasonably be expected to have a Material Adverse Effect, then each Credit Party shall, upon the Administrative Agent's written request (i) cause the performance of such environmental audits including subsurface sampling of soil and groundwater, and preparation of such environmental reports, at the Borrower's sole cost and expense, as the Administrative Agent may from time to time reasonably request, which shall be conducted by reputable environmental consulting firms reasonably acceptable to the Administrative Agent and shall be in form and substance reasonably acceptable to the Administrative Agent, and (ii) permit the Administrative Agent or its representatives to have access during regular business hours and upon reasonable notice (or, after the occurrence of an Event of Default, at any time) to all Real Estate for the purpose of conducting such environmental audits and testing as the Administrative Agent deems reasonably appropriate, including subsurface sampling of soil and groundwater. The Borrower shall reimburse the Administrative Agent for the costs of such audits and tests and the same will constitute a part of the Obligations secured hereunder.

Section 5.10 Real Estate Matters.

(1) After the Closing Date, no real property or warehouse space shall be leased by any Credit Party which is not so leased on the Closing Date to store Collateral with a fair market value in excess of $10,000,000 in the aggregate for all such Collateral (provided that the Eligible Inventory component thereof shall not have a fair market value in excess of $5,000,000 in the aggregate) without the prior written consent of the Co-Collateral Agents. The Borrower shall and shall cause the applicable Credit Parties to use their commercially reasonable best efforts to obtain consent and estoppel certificates from Nelson Steel (a division of Samuel Manu-Tech Inc.), Baycoat and Steelcare in forms acceptable to the Co-Collateral Agents.

(2) The Borrower shall and shall cause each other Credit Party to timely and fully pay and perform its material obligations under all leases and other agreements with respect to each leased location or location where any Collateral is or may be located. To the extent otherwise permitted hereunder, if any Credit Party proposes to acquire a fee ownership interest in Real Estate after the Closing Date, it shall first provide to the Administrative Agent environmental audits, and, if requested by the Co-Collateral Agents, a mortgage or deed of trust granting the Administrative Agent a Lien on such Real Estate, together with title opinions or a mortgage title insurance commitment, all in form and substance reasonably satisfactory to the Co-Collateral Agents, and, if required by the

Co-Collateral Agents, supplemental casualty insurance and flood insurance, and such other documents, instruments or agreements reasonably requested by the Co-Collateral Agents, in each case, in form and substance reasonably satisfactory to the Co-Collateral Agents and consistent with the requirements contained herein with respect to fee simple Real Estate.

Section 5.11 Right of Inspection and Access to Management and Audits.

The Borrower shall, and shall cause each other Credit Party to, during normal business hours, upon one (1) Business Day's prior notice: (i) provide the Administrative Agent and the Co-Collateral Agents and any of their respective officers, employees, agents and appraisers access to the properties, facilities (including the computer systems of each Credit Party used to store, log, track, monitor and record any and all Collateral), personnel and accountants of each Credit Party and to the Collateral, and (ii) permit the Administrative Agent or the Co-Collateral Agents and any of their respective officers, employees, agents and appraisers, to inspect, audit and make extracts from any Credit Party's Books and Records. The Borrower also, upon the occurrence of an Event of Default that is continuing, consents (and shall cause each Restricted Subsidiary to do so) to the Administrative Agent contacting any and all third parties the Administrative Agent may reasonably require from time to time, including, without limitation, CRA for purposes of verifying the state of the Collateral and the Borrower's and each Canadian Restricted Subsidiary's tax position and agrees to execute and deliver a CRA business consent form in respect thereof (which may only be used by the Administrative Agent following the occurrence of an Event of Default that is continuing). If an Event of Default has occurred and is continuing, or if access is necessary to preserve or protect the Collateral, as determined by the Co-Collateral Agents, each such Credit Party shall provide such access to the Administrative Agent and the Co-Collateral Agents at all times and without advance notice. The Credit Parties shall reimburse such Agents for any out of pocket expenses incurred by such Agents, as well as for the reasonable fees and expenses of any advisers or consultants retained by such Agents, in connection with any such access, inspection, audits, reviews and evaluations conducted pursuant to this Section 5.11.

Section 5.12 Appraisals.

The Borrower shall and shall cause each other Credit Party to permit the Co-Collateral Agents from time to time to conduct, at the sole cost and expense of such Credit Party, (i) annual Inventory appraisals, (ii) field examinations of the Collateral three (3) times per Fiscal Year, (iii) quarterly Inventory appraisals at any time that Availability is less than $100,000,000; (iv) annual appraisals of other assets (including, without limitation, Shares, Real Estate subject to a Mortgage and Equipment) of such Credit Party, and (v) any such appraisals and field examinations listed above at any time upon the occurrence of an Event of Default.

Section 5.13 Supplemental Disclosure.

From time to time as may be reasonably requested by the Administrative Agent, the Borrower shall and shall cause each other Credit Parties to supplement each representation or warranty and/or any applicable Schedule herein or in any other Loan Document, with respect to any matter hereafter arising that, if existing or occurring at the date of this Agreement, would have been required to be set forth as an exception to such representation or warranty and/or any applicable Schedule or that is necessary to correct any representation or warranty and/or any applicable Schedule which has been rendered inaccurate thereby; provided that (a) no such supplement to any such representation or warranty and/or any applicable Schedule shall amend, supplement or otherwise modify any representation or warranty and/or any applicable Schedule, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Administrative Agent and the Required Lenders in writing, and (b) no supplement shall be required or permitted as to representations and warranties that relate solely to the Effective Date or any other specific earlier date.

Section 5.14 Further Assurances.

The Borrower shall and shall cause each other Credit Party to, at such Credit Party's sole cost and expense and upon request of the Administrative Agent, the Co-Collateral Agents or the Lenders, duly execute and deliver, or cause to be duly executed and delivered, to it such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Person making such request to carry out more effectively the provisions and purposes of this Agreement or any other Loan Document, including, without limitation, the perfection, publication and other registration of the Administrative Agent's Liens on the Collateral of the Credit Parties (whether or not as a result of the implementation of the STA). The Administrative Agent is hereby authorized by the Borrower to file (including pursuant to the applicable terms of the PPSA) from time to time any financing statements, continuations or amendments covering the Collateral whether or not the Borrower's signature appears thereon. The Borrower hereby consents to and ratifies any and all execution and/or filing of financing statements on or prior to the Effective Date by the Administrative Agent.

ARTICLE 6
NEGATIVE COVENANTS

The Borrower agrees as to all Credit Parties (and, where applicable, all Excluded Subsidiaries) that from and after the date hereof until the Termination Date, without the prior written consent of the Administrative Agent and the Required Lenders, or such other consent requirements as expressly set forth in this Article 6, which consent may be given at the sole option and discretion of the Administrative Agent and such Required Lenders or such other Persons and which all Credit Parties (and, where applicable, all

Excluded Subsidiaries) agree may be arbitrarily or unreasonably withheld or delayed, that:

Section 6.1 Mergers, Subsidiaries, Etc.

The Borrower shall not, and shall cause each of the other Credit Parties and each of the Excluded Subsidiaries not to, directly or indirectly, by operation of law or otherwise, (a) form or acquire any Subsidiary, or (b) amalgamate, merge or consolidate with, acquire all or substantially all of the property or assets or Shares of, or otherwise combine with or acquire, any other Person, except, provided that no Default or Event of Default has occurred and is continuing or would result therefrom, (i) any Restricted Subsidiary which is created or formed, as the case may be, and existing under the laws of a state of the United States of America may consolidate with or amalgamate or merge with, or convey, transfer or lease all or substantially all of its assets in a single transaction or series of transactions to any other Restricted Subsidiary which is created or formed, as the case may be, and existing under the laws of a state of the United States of America, and (ii) any Excluded Subsidiary may liquidate, wind-up or dissolve into or otherwise amalgamate, consolidate with, or transfer all or substantially all of its property and assets to, one or more Credit Parties or one or more Excluded Subsidiaries.

Section 6.2 Investments.

The Borrower shall not, and shall cause each of the other Credit Parties not to, directly or indirectly make or permit to exist any Investment in, or make, accrue or permit to exist loans or advances of money to, any Person, through the direct or indirect lending of money, holding of securities or otherwise, except (a) (i) each Credit Party may maintain its existing Investments in its Subsidiaries and Affiliates as of the Closing Date, (ii) Hamilton Steel LP may make Investments in Baycoat Limited, Z-Line Company and D.C. Chrome Limited, and (iii) Lake Erie Steel LP may make Investments in Slabco, in each case in subsections (ii) and (iii) above, in accordance with the applicable joint venture agreement, shareholders agreement or advances agreement; (b) subject to Section 6.4, each Credit Party may extend trade credit in the ordinary course of business; (c) the Borrower may make Investments consisting of the purchase of any equity Shares of any Subsidiary that do not result in the occurrence of a Fundamental Change provided such Shares are certificated (and duly endorsed in blank for transfer) and are forthwith delivered to the Administrative Agent after issuance to be held as security for the Obligations pursuant to the applicable security and pledge agreement; and (d) each Credit Party may make Investments consisting of unsecured intercompany loans and advances to any other Credit Party or to any Excluded Subsidiary consistent with past practices for (i) the extension of trade credit, (ii) payments in respect of OPEB and Canadian Pension Plans required to be made by Welland Pipe Ltd. and Stelpipe Ltd., (iii) payments made in the ordinary course of business to Chisholm Coal Company in respect of environmental remediation costs incurred by it, (iv) payments made in the ordinary course of business in respect of

employees obligations incurred by Chisholm Coal Company, Stelco USA Inc., Stelco Coal Company and Kanawha Coal Company, and (v) payments made in the ordinary course of business in respect of purchases of steel and coke, coal and ore, scrap metal and for steel processing services, provided that, in each of the foregoing cases for (a) to (d) above: (A) each Credit Party and Excluded Subsidiary shall record all intercompany transactions on its Books and Records in a manner reasonably satisfactory to the Administrative Agent; and (B) no Default or Event of Default has occurred or would occur after giving effect to any such proposed intercompany loan or other Investment. For greater certainty, no payments shall be made for the purposes of subsection (d)(ii) above by any of the Steel Entities to or on behalf of Welland Pipe Ltd. or Stelpipe Ltd., as the case may be.

Section 6.3 Indebtedness.

(1) The Borrower shall not, and shall cause each of the other Credit Parties not to, create, incur, assume or suffer to exist any Indebtedness, except (without duplication) (i) the Revolving Loans and the other Obligations, (ii) Indebtedness incurred pursuant to the Term Credit Agreement or the Exchange Notes in an aggregate principal amount not to exceed $375,000,000 (plus any Term Credit Capitalized Interest Payments), (iii) Indebtedness incurred pursuant to the Secured Floating Rate Notes issued pursuant to the Secured Notes Trust Indenture in an aggregate principal amount not to exceed the US Dollar equivalent of $275,000,000 as of the Closing Date, (plus any Secured Notes Capitalized Interest Payments), (iv) Indebtedness incurred pursuant to the Province Note in an aggregate principal amount not to exceed $150,000,000, (v) Indebtedness incurred pursuant to the TD Banking Services Agreement in an aggregate principal amount not to exceed $5,000,000, (vi) Indebtedness permitted to be created, incurred or assumed in respect of any other Permitted Encumbrances, (vii) provided no Default or Event of Default has occurred which is continuing or would result therefrom, Indebtedness in respect of foreign exchange contracts and non-speculative commodity options permitted pursuant to Section 6.18, (viii) Indebtedness permitted pursuant to Section 6.2(d), (ix) Indebtedness under the Supply and Services Agreements, and (x) any Refinancing to the Indebtedness described in Section 6.3(1)(ii), (iii) or (iv) without giving effect to any increases in the maximum principal amounts of such Indebtedness beyond those permitted on the Closing Date and where such Refinancing is consented to by the Co-Collateral Agents in accordance with Section 6.16(2).

(2) Subject to Section 6.3(3) below, the Borrower shall not, and shall cause each of the other Credit Parties not to:

(a) make any payments or prepayments in respect of Indebtedness permitted under Section 6.3(1)(ii), (iii), (iv) or (v) or under Guaranteed Indebtedness

expressly permitted under Section 6.6, including, without limitation, on account of principal, interest, fees, expenses and other amounts, except:

(i) provided no Default or Event of Default has occurred which is continuing or would result therefrom which has not been waived in accordance with the terms hereof, (x) payments of principal by the Borrower under the Term Credit Agreement and under the TD Banking Services Agreement, (y) regularly scheduled payments by the Borrower of interest (including, for greater certainty, Capitalized Interest Payments), fees, gross-up, indemnification and reasonable expense reimbursement under and in accordance with the provisions of each of the Term Credit Agreement, the Secured Floating Rate Notes, the Province Note and the TD Banking Services Agreement (but, for greater certainty, Capitalized Interest Payments are also permitted while a Default or Event of Default has occurred which is continuing), and (z) payments in respect Guaranteed Indebtedness expressly provided under Sections 6.6(a), (b) and (f); and

(ii) during the continuance of a Default or Event of Default which has occurred and is continuing (including, without limitation, after the commencement of any Enforcement Action or any Insolvency Proceeding which is continuing), (x) payments of principal by the Borrower under the Term Credit Agreement or any outstanding Exchange Notes, and (y) regularly scheduled payments by the Borrower of interest, fees, indemnification, gross-up and reasonable expense reimbursement under and in accordance with the Term Credit Agreement or any outstanding Exchange Notes, as applicable, and in each such case for (x) and (y) above, only to the extent that (1) each of (A) Availability and (B) projected Availability on a rolling 13-week-basis (based on consolidated cash flow projections prepared by the Borrower for such rolling 13 week period in form and content satisfactory to the Co-Collateral Agents acting reasonably) are in excess of $100,000,000 (and, in such cases, only to the extent that Availability would remain in excess of $100,000,000 after the making of any such payments), and (2) the Lenders have not suspended the Revolving Line of Credit, terminated their Commitments hereunder or otherwise so reduced such Commitments, in each case, in their sole discretion; or

(b) directly or indirectly, voluntarily purchase, redeem, defease, prepay or offer to prepay any principal of, premium, if any, interest, fees, expenses or other amounts payable in respect of any Indebtedness, other than the

Obligations, Indebtedness between the Credit Parties and otherwise as expressly permitted under subsection (a) above.

For greater certainty, (x) the Borrower may make regularly scheduled Term Credit Capitalized Interest Payments at any time, including while a Default or Event of Default has occurred which is continuing, and (y) proceeds of Dispositions of property and assets effected in compliance with Section 6.8 may be applied to payments of principal outstanding under the Term Credit Agreement in accordance with Section 5.6 and the Intercreditor Agreement at any time, including while a Default or Event of Default has occurred which is continuing.

(3) Notwithstanding the provisions of Section 6.3(2) above, from and after the date (if any) on which the agent on behalf of the lenders under the Term Credit Agreement shall have provided to the Borrower and the Administrative Agent the Intercreditor Consent, the Borrower shall not, and shall cause each of the other Credit Parties not to:

(a) make any payments or prepayments in respect of Indebtedness permitted under Section 6.3(1)(ii), (iii), (iv) or (v) or under Guaranteed Indebtedness expressly permitted under Section 6.6, including, without limitation, on account of principal, interest, fees, expenses and other amounts, except:

(i) provided no Default or Event of Default has occurred which is continuing or would result therefrom which has not been waived in accordance with the terms hereof, (w) payments of principal by the Borrower under the Term Credit Agreement, provided that any prepayments of principal by the Borrower thereunder shall be subject to the following additional restrictions: (A) Availability shall be greater than $125,000,000 both before and immediately after giving effect to the prepayment; and (B) if Availability would be less than $200,000,000 at the time of or immediately after giving effect to the prepayment, the prior written consent of the Co-Collateral Agents shall be required; (x) payments of principal by the Borrower under the TD Banking Services Agreement; (y) regularly scheduled payments by the Borrower of interest (including, for greater certainty, Capitalized Interest Payments), fees, gross-up, indemnification and reasonable expense reimbursement under and in accordance with the provisions of each of the Term Credit Agreement, the Secured Floating Rate Notes, the Province Note and the TD Banking Services Agreement (but, for greater certainty, Capitalized Interest Payments are also permitted while a Default or Event of Default has occurred which is continuing); and (z) payments in respect Guaranteed

Indebtedness expressly provided under Section 6.6(a), (b) and (f); and

(ii) during the continuance of a Default or Event of Default which has occurred and is continuing (including, without limitation, after the commencement of any Enforcement Action or any Insolvency Proceeding which is continuing), regularly scheduled payments by the Borrower of interest, fees, indemnification, gross-up and reasonable expense reimbursement under and in accordance with the Term Credit Agreement or any outstanding Exchange Notes, as applicable, and in each such case, only to the extent that (1) each of (A) Availability and (B) projected Availability on a rolling 13-week-basis (based on consolidated cash flow projections prepared by the Borrower for such rolling 13 week period in form and content satisfactory to the Co-Collateral Agents acting reasonably) are in excess of $125,000,000 (and, in such cases, only to the extent that Availability would remain in excess of $125,000,000 after the making of any such payments), and (2) the Lenders have not suspended the Revolving Line of Credit, terminated their Commitments hereunder or otherwise so reduced such Commitments, in each case, in their sole discretion; or

(b) directly or indirectly, voluntarily purchase, redeem, defease, prepay or offer to prepay any principal of, premium, if any, interest, fees, expenses or other amounts payable in respect of any Indebtedness, other than the Obligations, Indebtedness between the Credit Parties and otherwise as expressly permitted under subsection (a) above.

For greater certainty, (x) the Borrower may make regularly scheduled Term Credit Capitalized Interest Payments at any time, including while a Default or Event of Default has occurred which is continuing, (y) proceeds of Dispositions of property and assets effected in compliance with Section 6.8 may be applied to payments of principal outstanding under the Term Credit Agreement in accordance with Section 5.6 and the Intercreditor Agreement at any time, including while a Default or Event of Default has occurred which is continuing, and (z) this Section 6.3(3) shall not be effective unless and until the Intercreditor Consent has been provided to the Borrower and the Administrative Agent, but once this Section 6.3(3) becomes effective, Section 6.3(2) shall thereafter be of no further force and effect.

(4) The Borrower shall not, and shall cause each of the other Credit Parties not to, enter into any commitment letter, term sheet or similar binding or non-binding arrangement or agreement in respect of the provision of debtor-in-possession or

similar financing to the Borrower and/or the Credit Parties with any Person other than the Administrative Agent and the Lenders.

Section 6.4 Employee and Affiliate Transactions.

(1) The Borrower shall not, and shall cause each of the other Credit Parties not to, enter into or be a party to any purchases of goods and/or services with any Affiliate of such Credit Party or any other non-arm's length Person except (i) the Supply and Services Agreements, the Lake Erie Coke Lease, the Hamilton Coke Lease and the Slabco Tolling Agreement, and (ii) other transactions in the ordinary course of such Credit Party's Business, in each case in (i) and (ii) above, upon fair and reasonable terms that are no less favourable to such Credit Party than would be obtained in a comparable transaction with a Person who is dealing at arms-length with such Credit Party.

(2) The Borrower shall not, and shall cause each of the other Credit Parties not to, enter into any lending or borrowing transaction with any employees of any Credit Party, except loans to its employees in the ordinary course of business consistent with past practices for travel and entertainment expenses, relocation costs and similar purposes up to a maximum of $1,000,000 in the aggregate at any one time outstanding.

Section 6.5 Capital Structure and Business.

(1) The Borrower shall not, and shall cause each of the other Credit Parties not to, (a) make any changes in any of its business objectives, purposes or operations that could reasonably be expected to adversely affect the repayment of any of the Obligations or could reasonably be expected to have or result in a Material Adverse Effect, (b) make any change in its capital structure, including the issuance, sale, exchange, abandonment, redemption, repurchase, release or other disposition of any Shares, warrants or other securities convertible into Shares or any revision of the terms of its outstanding Shares, other than(i) changes to the equity capital structure of the Borrower and issuances of New Common Shares and other equity securities of the Borrower, provided such changes and issuances do not result in the occurrence of a Fundamental Change, (ii) Dispositions of Shares permitted under Section 6.8(1)(f); (iii) the issuance of Exchange Notes, (iv) Secured Notes Capitalized Interest Payments, and (v) issuances of equity Shares permitted by Section 6.2(c) or (c) enter into any agreement, term sheet or commitment letter to do anything prohibited in subsections (a) and (b).

(2) No Credit Party shall engage in any business other than the Businesses currently engaged in by it or as contemplated by the CBCA Plan of Arrangement.

Section 6.6 Guaranteed Indebtedness.

The Borrower shall not, and shall cause each of the other Credit Parties not to, create, incur or assume any Guaranteed Indebtedness except (a) by endorsement of instruments or items of payment for deposit to the account of any Credit Party in the ordinary course of business, (b) for Guaranteed Indebtedness incurred for the benefit of any other Credit Party if the primary obligation is expressly permitted by this Agreement (including, for greater certainty, under the Supply and Services Agreements and the Slabco Tolling Agreement), (c) the guarantees by the Restricted Subsidiaries of the Obligations and of the obligations of the Borrower under the Term Credit Agreement, the Exchange Notes and the Secured Floating Rate Notes, (d) the guarantees by the General Partners (other than HLE Mining GP, HMLTN Energy GP and Lake Erie Energy GP) and the Limited Partnerships (other than HLE Mining LP, HMLTN Energy LP and Lake Erie Energy LP) and, provided such Subsidiary is also a Restricted Subsidiary for purposes of this Agreement and the other Loan Documents, any other Subsidiary who is required under the Province Note to become a guarantor of the obligations of the Borrower under the Province Note, (e) Guaranteed Indebtedness incurred in respect of obtaining the consents listed in Schedule **Error! Reference source not found.**, and (f) indemnities in favour of their directors, officers, employees and consultants in the ordinary course of business.

Section 6.7 Liens.

(1) The Borrower shall not, and shall cause each of the other Credit Parties and Excluded Subsidiaries not to, create, incur, assume or permit to exist any Lien on or with respect to any of its properties or assets (whether now owned or hereafter acquired) except Permitted Encumbrances. The Borrower shall not, and shall cause each of the other Credit Parties and Excluded Subsidiaries not to, become a party to any agreement, note, indenture or instrument, or take any other action, that would prohibit the creation of a Lien on any of its properties or other assets in favour of the Administrative Agent or the Lenders as additional collateral for the Obligations, except as expressly permitted by Section 5.8(1)(i).

(2) The Borrower shall not, and shall cause each of the other Credit Parties and Excluded Subsidiaries not to, consent to or bring any application or motion for any Lien or other charge to be granted by a Governmental Entity (by court order or otherwise) over the Collateral or any part thereof in priority to or pari passu with the Liens created by the Loan Documents.

(3) The Borrower shall cause The Stelco Plate Company Ltd. not to (i) create, incur, assume or permit to exist any Lien on or with respect to any of its property or assets except those in favour of CIBC on the Closing Date, (ii) create, incur, assume or suffer to exist any Indebtedness, except Indebtedness in favour of CIBC on the Closing Date, and (iii) conduct or operate any business.

(4) For greater certainty, the Borrower shall not and shall cause the applicable Credit Parties and Excluded Subsidiaries not to create, incur, assume or permit to exit any Lien on or with respect to the Excluded Real Estate, other than Permitted Encumbrances (other than Liens referred to in subsection (d) of the definition of "Permitted Encumbrances").

Section 6.8 Sale of Shares and Assets.

(1) The Borrower shall not, and shall cause each of the other Credit Parties and Excluded Subsidiaries not to Dispose of any of their respective property or assets other than (but subject to the last paragraph of this Section 6.8):

(a) Dispositions of Inventory of the Borrowing Base Parties in the ordinary course of business;

(b) Dispositions of any property or assets (other than Shares, Inventory of any Borrowing Base Party out of the ordinary course of business and Accounts of any Borrowing Base Party) of any of the Restricted Subsidiaries (other than any of the Steel Entities) or any of the Excluded Subsidiaries;

(c) in addition to subsection (a) above and subsection (e) below, Dispositions of any property or assets (other than Shares, Inventory out of the ordinary course of business and Accounts) of Hamilton Steel LP and Hamilton Steel GP in an aggregate amount not to exceed $5,000,000 in any Fiscal Year;

(d) in addition to subsection (a) above and subsection (e) below, Dispositions of any property or assets (other than Shares, Inventory out of the ordinary course of business and Accounts) of Lake Erie Steel LP and Lake Erie Steel GP in an aggregate amount not to exceed $5,000,000 in any Fiscal Year;

(e) Dispositions of any property or assets (other than Shares and Inventory out of the ordinary course of business) which have become worn-out, unserviceable, obsolete, unsuitable or unnecessary in the conduct of the respective businesses of the Borrower or any of the Steel Entities in an aggregate amount not to exceed $10,000,000 for all such Persons combined in any Fiscal Year; and

(f) Dispositions of any Shares of any Credit Party, provided such Disposition does not result in the occurrence of a Fundamental Change;

In the event that a Disposition is effected pursuant to a transaction permitted under this Section 6.8, and no Default or Event of Default exists or would result

therefrom, the relevant Credit Party that owns the Collateral that is the subject of such Disposition shall, subject to the Intercreditor Agreement, be released from the Liens constituted by the Loan Documents (as to such Collateral), and, where applicable, any guarantee; provided however, that the prior written consent of the Co-Collateral Agents shall be required in respect of the release of any such Liens and/or guarantees provided by any Borrowing Base Party, other than the release of any such Liens on Collateral Disposed of pursuant to this Section 6.8(1)(a), which consent shall not be unreasonably withheld. The Administrative Agent shall deliver (and the Co-Collateral Agents and the Lenders hereby authorize the Administrative Agent to deliver), at the Borrower's expense, such waivers, consents, and other instruments to the applicable Credit Party as the Credit Party may reasonably require in order to evidence such releases.

(2) For greater certainty, Section 6.8 does not restrict or limit the ability of the Credit Parties or the Excluded Subsidiaries to effect transactions in accordance with Section 6.1.

Section 6.9 ERISA.

(1) The Borrower shall not, and shall cause each of the other Credit Parties and any ERISA Affiliate not to, cause or permit to occur an event that could result in the imposition of a Lien under Section 412 of the IRC or Section 302 or 4068 of ERISA.

(2) The Borrower shall not, and shall cause each of the other Credit Parties and any ERISA Affiliate not to, cause or permit to occur an ERISA Event to the extent such ERISA Event could reasonably be expected to have a Material Adverse Effect.

Section 6.10 Hazardous Materials.

The Borrower shall not, and shall cause each of the other Credit Parties not to, cause or permit a Release of any Hazardous Material on, at, in, under, above, to, from or about any of the Real Estate where such Release would (a) violate in any respect, or form the basis for any Environmental Liabilities under, any Environmental Laws or Environmental Permits, and (b) otherwise adversely impact the value or marketability of any of the Collateral, other than such Releases that could not reasonably be expected to have a Material Adverse Effect.

Section 6.11 Sale-Leasebacks.

The Borrower shall not, and shall cause each of the other Credit Parties not to, engage in any sale-leaseback, synthetic lease, securitization or similar transaction involving any of its assets.

Section 6.12 Accounts.

The Borrower shall not, and shall cause each of the other Credit Party not to, (i) compromise, adjust or extend the time for payment of any Accounts or grant any discounts, allowances or credits thereon in each case other than in the normal course of business, (ii) fail to fulfill and perform any and all warranty obligations to its customers which could impact the recoverability of any Account, or (iii) (x) redate any invoice or (y) make sales or provide services on extended dating, (in the case of this subsection (y) only, beyond that customary in the respective Businesses).

Section 6.13 Payments and Restricted Payments.

The Borrower shall not, and shall cause each of the other Credit Parties not to, make any Restricted Payment, except (a) intercompany loans and advances between the Credit Parties to the extent permitted by Section 6.2, (b) dividends and distributions by Subsidiaries paid to the Borrower or to another Credit Party,(c) payments permitted under Section 6.3(2) as they relate solely to the Secured Floating Rate Notes and the Province Note, (d) payments permitted under Section 6.4; (e) the payment of reasonable and customary fees and reimbursement of expenses payable to employees, officers, and directors of such Credit Party; (f) the payment of management fees (or other fees of a similar nature), provided the terms and conditions of such fees otherwise comply with Section 6.4(1) hereof; and (g) payments contemplated by the Supply and Services Agreements, the Lake Erie Coke Lease, the Hamilton Coke Lease and the Slabco Tolling Agreement; provided that and for so long as, in each case, no Default or Event of Default has occurred which is continuing or would result after giving effect to such Restricted Payment.

Section 6.14 Change of Corporate Name or Location; Change of Fiscal Year.

The Borrower shall not, and shall cause each of the other Credit Parties and the Excluded Subsidiaries not to, (a) change its name, (b) change its chief executive office, registered office pursuant to its constating documents, principal place of business, corporate offices, the location of its records, including Books and Records, concerning the Collateral or, other than in compliance with Section 5.10(1), warehouses or locations at which Collateral is held, stored or located, (c) change the type of entity that it is, (d) change its organization identification number, if any, issued by its jurisdiction of organization or (e) change its jurisdiction of formation or organization without, in each case above except for subsection (c) (which shall require the prior written consent of the Administrative Agent and each of the Lenders), at least 30 days' prior written notice to the Co-Collateral Agents and after the written acknowledgement of the Co-Collateral Agents that any reasonable action requested by the Co-Collateral Agents in connection therewith, including, without limitation, the obtaining of any landlord waiver and anything else necessary or desirable to continue the perfection (in order to protect the priority) of any Liens in favour of the Administrative Agent, on behalf of Lenders, in any Collateral, has been completed or taken, and provided that any such new location shall be in Canada for any Credit Party or Excluded Subsidiary which is existing under

the laws of Canada or any province thereof, or any State acceptable to the Co-Collateral Agents for any Credit Party or Excluded Subsidiary which is existing under the laws or any State of the United States of America. Without limiting the foregoing, no Credit Party or Excluded Subsidiary shall change its name, identity or corporate or limited partnership structure in any manner that might make any financing, financing change, or continuation statement or other applicable perfection filing made in connection herewith materially misleading within the meaning of the PPSA or any other applicable law except upon 30 days' prior written notice to the Co-Collateral Agents and after the written acknowledgement of the Co-Collateral Agents that any reasonable action requested by the Co-Collateral Agents in connection therewith, including to continue the perfection of any Liens in favour of the Administrative Agent, on behalf of Lenders, in any Collateral, has been completed or taken. No Credit Party shall change its Fiscal Year.

Section 6.15 No Impairment of Intercompany Transfers.

The Borrower shall not, and shall cause each of the other Credit Parties not to, directly or indirectly enter into or become bound by any agreement, instrument, indenture or other obligation (other than this Agreement, the other Loan Documents, the Term Credit Documents and the Secured Notes Credit Documents) that could directly or indirectly restrict, prohibit or require the consent of any Person with respect to the payment of dividends or distributions or the making or repayment of intercompany loans by a Subsidiary of any Credit Party to any Credit Party or between Credit Parties.

Section 6.16 Changes to Material Contracts and Pension and Benefit Plans.

(1) The Borrower shall not, and shall cause each of the other Credit Parties not to, change or amend the terms of any Material Contract, Supply and Services Agreement, Limited Partnership Agreement, Restricted Subsidiary USD or the TD Banking Services Agreement in any manner adverse to any Credit Party, the Administrative Agent or the Lenders.

(2) Without limiting the generality of the foregoing, the Borrower shall not, and shall cause each of the other Credit Parties not to, enter into any Refinancing in respect of the Term Credit Documents, the Secured Notes Credit Documents or the Province Credit Documents in effect on the Closing Date except with the prior written consent of the Co-Collateral Agents, and shall not change or amend the terms of (A) the Term Credit Documents except as permitted by and in accordance with the Intercreditor Agreement (it being understood and agreed by the Borrower that, for greater certainty and without limiting the generality of the foregoing, for the purposes of this Agreement, Section 6.1(1) of the Intercreditor Agreement shall be interpreted as applying (and shall apply) to any Refinancings of the Term Credit Documents with reference to the Term Credit Documents in effect on the Closing Date); provided that, except with the prior

written consent of the Co-Collateral Agents, (i) the maturity date for the obligations owing under the Term Credit Documents shall not be earlier than the Maturity Date, (ii) the Term Credit Documents may not contain mandatory repayments and prepayments of principal, other than the mandatory repayments and prepayments under the Term Credit Documents permitted by Section 5.6 of this Agreement, and such additional mandatory repayments and prepayments which are not in an aggregate, in excess of one (1) percent of the aggregate principal amount then outstanding for each year the obligations owing under the Term Credit Documents are outstanding, (iii) no Term Credit Documents may contain any additional representations, warranties, covenants and events of default than those contained in the Term Credit Documents in effect on the Closing Date, and (iv) notwithstanding subsection (iii), each representation, warranty, covenant and event of default contained in the Term Credit Documents in effect on the Closing Date or in any Refinancing thereof may not be changed or amended to be made more onerous, unless it is not made more onerous than the corresponding provision in this Agreement and the other Loan Documents then in effect, and (B) the Secured Notes Credit Documents (including by way of entering into any Supplemental Indenture (as defined in the Platform Trust Indenture)) or the Province Credit Documents in effect in the Closing Date, except (x) pursuant to Sections 11.01(b), (e) and (h) of the Platform Trust Indenture, (y) in order to correct technical, clerical or mechanical errors or ambiguities in accordance with Section 11.01(i) of the Platform Trust Indenture, and (z) otherwise with the prior written consent of the Co-Collateral Agents. Without limiting the discretion of the Co-Collateral Agents to provide or withhold consent to any Refinancing of the Term Credit Documents, the Borrower acknowledges that it would be reasonable for the Co-Collateral Agents to withhold any such consent to any Refinancing if the terms of such Refinancing of the Term Credit Documents do not include the Intercreditor Consent. The Borrower shall not exercise any right of Legal Defeasance or Covenant Defeasance pursuant to, and as such terms are defined in the Secured Notes Credit Documents. The Borrower shall not post any security as contemplated by Section 4.01(d) of the Supplemental Indenture, and the Borrower shall not pay to or deposit with either of the Secured Notes Trustees, any amounts as contemplated by Section 5.03 (to the extent such payment or deposit would result in the violation of Section 6.3 hereof or any provision of the Intercreditor Agreement) or Section 12.11(1)(a)(ii) of the Platform Trust Indenture. The Borrower shall not appoint or allow any Person other than itself or the Secured Notes Trustees to be the Paying Agent pursuant to, and as such term is defined in the Secured Notes Credit Documents.

(3) The Borrower shall not increase the amount of the D&O Trust and upon termination of such trust the Borrower shall ensure that all amounts therein shall be returned to the Borrower.

(4) The Borrower shall not, and shall cause each of the other Credit Parties not to, (i) make any amendment to any Canadian Pension Plan, or the Pension Agreement (including, without limitation, by changing the benefits under any Canadian Pension Plan) in a manner which (y) increases the quantum of contributions or other funding to be made thereunder, or; (z) increases or could result in an increase in the amount of any solvency deficiency or going concern unfunded liability thereunder; in each case, in an aggregate amount in excess of $5,000,000 or which, in the sole discretion of the Co-Collateral Agents, compromises the priority of the security granted in favour of the Administrative Agent, the Co-Collateral Agents and the Lenders, (ii) terminate (in whole or in part) in violation of Section 9.1(i) any Canadian Pension Plan or (iii) fail to maintain the currency of any contribution obligation in respect of any Canadian Pension Plan in accordance with the Pension Agreement, the Stelco Pension Regulation, the PBR or other applicable Law. The Borrower shall not, and shall cause each of the other Credit Parties not to, establish any new pension plan (whether a defined benefit pension plan or otherwise) without the prior written consent of the Administrative Agent and the Lenders.

(5) Except for purposes of permitting commuted value transfers under Section 42 of the PBA in circumstances other than a partial plan wind-up, the Borrower shall not and shall cause each other Credit Party not to make any contribution or other payment to the Canadian Pension Plans in excess of the minimum amount thereof required to be made under the Pension Agreement, the Stelco Pension Regulation and the PBR.

(6) Except as set forth in Schedule **Error! Reference source not found.** the Borrower shall not and shall cause each other Credit Party not to cause or permit any ERISA Affiliate to, cause or permit to occur an event that could result in the imposition of a Lien under Section 412 of the IRC or Section 302 or 4068 of ERISA which could, individually or in the aggregate, reasonably be expected to exceed US$1,000,000 in liability to any Credit Party or cause or permit to occur an ERISA Event to the extent such ERISA Event could, individually or in the aggregate, reasonably be expected to result in any liability to any Credit Party in an amount which would exceed US$1,000,000.

Section 6.17 Compliance with Loan Documents.

The Borrower shall not, and shall cause each of the other Applicants not to, take or omit to take any action that could, in the sole opinion of the Administrative Agent and the Lenders, adversely affect any of the rights or interests of the Administrative Agent, any Co-Collateral Agent or any Lender under this Agreement or any other Loan Document, including with respect to the Collateral.

Section 6.18 No Speculative Transactions.

The Borrower shall not, and shall cause each of the other Credit Parties not to, engage in any transaction involving speculative commodity options, futures contracts, interest rate swaps, caps or collars or similar transactions, except for non-speculative commodity options, future contracts or similar transactions on an unsecured basis or pursuant to Bank Products, in either case, solely to hedge in the ordinary course of business against fluctuations in the values of commodities, foreign currencies or interest receivable or payable by it.

Section 6.19 Deposit and Disbursements Accounts.

The Borrower shall not, and shall cause each of the other Credit Parties not to, (i) own or maintain a Bank Account, a securities account or a futures account, or (ii) enter into a blocked account agreement, lock box agreement, control agreement or similar arrangement in respect of any Bank Account, securities account or futures account, without the prior written consent of the Co-Collateral Agents.

Section 6.20 Excluded Subsidiaries

The Borrower shall not permit any Excluded Subsidiary to conduct any business, acquire any property or assets or otherwise become liable for any obligation except as set forth in Section 3.8(6) and except for nominal amounts as may be required to liquidate, wind-up or dissolve such Excluded Subsidiary in accordance with Section 6.1.

ARTICLE 7
FINANCIAL COVENANTS

Section 7.1 Maximum Maintenance Capital Expenditures.

Other than in respect of Strategic Capital Expenditures, the Borrower shall not, and shall cause each of the other Credit Parties not to, incur Capital Expenditures or Maintenance Capital Expenditures, as the case may be, in any Fiscal Year (calculated on a cumulative and consolidated basis) in amounts greater than 125% of the amount of Capital Expenditures or Maintenance Capital Expenditures, as the case may be, set forth in the annual operating business plan for such Fiscal Year provided to the Administrative Agent and the Lenders pursuant to Section 4.1(4).

ARTICLE 8
TERM

Section 8.1 Term and Termination.

(1) Unless demand is earlier made pursuant to the provisions of this Agreement, the Borrower shall repay, and there shall become due and payable, the Obligations and all accrued and unpaid interest thereon and all other amounts payable with respect thereto, on the earlier of the Early Termination Date and the Maturity Date.

(2) The Borrower may terminate this Agreement at any time upon five (5) days' prior written notice to the Administrative Agent. All Obligations shall become due and payable as of any termination hereunder or under Article 9 hereof and, pending a final accounting, the Administrative Agent may withhold any balances in the Borrower's account (unless supplied with an indemnity satisfactory to the Administrative Agent) to cover all of the Obligations, whether absolute or contingent, including, but not limited to, cash reserves for any contingent Obligations, including, without limitation, an amount of one hundred and five percent (105%) of the face amount of any Bankers' Acceptances, any outstanding Letters of Credit with an expiry date on or after the effective date of termination of this Agreement and the Sundry Credit Facility Indemnity. All of the Administrative Agent's and the Lenders' rights, liens and security interests shall continue after any termination until all Obligations have been indefeasibly paid and satisfied in full.

Section 8.2 Survival of Obligations Upon Termination of Financing Arrangements.

Except as otherwise expressly provided for in the Loan Documents, no termination or cancellation (regardless of cause or procedure) of any financing arrangement under this Agreement shall in any way affect or impair the obligations, duties and liabilities of the Credit Parties or the rights of any Agent or any Lender relating to any unpaid portion of the Revolving Loans or any other Obligations, due or not due, liquidated, contingent or unliquidated, or any transaction or event occurring prior to such termination, or any transaction or event, the performance of which is required after the Maturity Date. Except as otherwise expressly provided herein or in any other Loan Document, all undertakings, agreements, covenants, warranties and representations of or binding upon the Credit Parties, and all rights of the Agents and the Lenders, all as contained in the Loan Documents, shall not terminate or expire, but rather shall survive any such termination or cancellation and shall continue in full force and effect until the Termination Date; provided, that the provisions of Article 12, and the obligations under Section 1.15, Section 1.16, Section 1.17, Section 10.1(2), Section 10.1(7), Section 11.2(9), Section 11.3(6) and any other indemnities contained herein or in the other Loan Documents shall survive the Termination Date.

ARTICLE 9
EVENTS OF DEFAULT; RIGHTS AND REMEDIES

Section 9.1 Events of Default.

The Administrative Agent may, or if directed by the Required Lenders shall, terminate this Agreement immediately upon the occurrence of any of the following **"Events of Default"**:

(a) the Borrower or any other Credit Party, as the case may be, (i) fails to make any payment of any principal amount of the Accommodations when due and payable, or (ii) fails to pay interest or any of the Accommodations or any other Obligations (other than principal), fails to pay any Fees or fails to reimburse the Administrative Agent, Co-Collateral Agents or Lenders for any expense reimbursable hereunder or under any other Loan Document within 2 days following the Administrative Agent's demand for such reimbursement or payment of same;

(b) any representation or warranty made or deemed to be made by any Credit Party under this Agreement or any other Loan Document, or any information contained in any notice, document, report, Financial Statement or certificate delivered under this Agreement or any other Loan Document (other than Projections, which shall be subject to the condition that they have been prepared in good faith based on assumptions believed to be reasonable at the time made), shall prove to have been incorrect in any material respect as of the date when made, deemed made or delivered as the case may be;

(c) any Credit Party shall fail to perform or observe any term, covenant or agreement contained in Article 6 or Article 7 or (except as set forth below in any other subsection of this Section 9.1) any other negative covenant contained in any other Loan Document;

(d) any Credit Party shall fail to perform or observe any term, covenant or agreement (other than those referenced in Section 9.1(a), (b) and (c) above or below in any other subsection of this Section 9.1) contained in this Agreement or any Loan Document on its part to be performed or observed and such failure shall remain unremedied for ten (10) days;

(e) any Credit Party fails to pay the principal of, or premium or interest on, any of its Indebtedness (excluding Indebtedness under this Agreement) which is outstanding in an aggregate principal amount exceeding Cdn. $30,000,000 (or the equivalent amount in any other currency) when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to the Indebtedness; or any other event occurs or condition exists and continues after the applicable grace period, if any, specified in any agreement or instrument relating to any such Indebtedness, if its effect is to accelerate, or permit the acceleration of the Indebtedness; or any such Indebtedness shall be declared to be due and payable prior to its stated maturity;

(f) without limiting the generality of Section 9.1(e), any Credit Party fails to pay the principal of, or premium or interest on, any of its Indebtedness under the Term Credit Documents, the Secured Notes Credit Documents, the Province Credit Documents or the Bank Products when any such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness; or any other event occurs or condition exists and continues after the applicable grace period, if any, specified in any agreement or instrument relating to any such Indebtedness, if its effect is to accelerate, or permit the acceleration of the Indebtedness; or any such Indebtedness shall be declared to be due and payable prior to its stated maturity;

(g) any judgment or order for the payment of money in excess of Cdn. $10,000,000 (or the equivalent amount in any other currency) is rendered against any Credit Party and either (i) enforcement proceedings have been commenced by a creditor upon the judgment or order, or (ii) there is any period of ten (10) consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect;

(h) any ERISA Affiliate fails to pay when due an amount or amounts aggregating in excess of US$1,000,000 which it shall have become liable to pay under Section 4062, 4063 or 4064 of ERISA except as provided in Schedule **Error! Reference source not found.**; there occurs a complete or partial withdrawal from, or a default, within the meaning of Section 4219(c)(5) of ERISA, with respect to one or more Multiemployer Plans which could cause one or more ERISA Affiliates to incur a current annual payment obligation in excess of US$1,000,000 except as provided in Schedule **Error! Reference source not found.**; or a notice of intent to terminate a Plan is filed under Title IV of ERISA by any ERISA Affiliate, any plan administrator or any combination of the foregoing if such termination would result in a Material Adverse Effect; or the PBGC institutes proceedings under Title IV of ERISA to terminate, to impose liability (other than for premiums under Section 4007 of ERISA) in respect of, or to cause a trustee to be appointed to administer any Plan, if such action by the PBGC would result in a Material Adverse Effect;

(i) the institution of any steps by any Credit Party or any applicable Governmental Entity to terminate or wind-up a Canadian Pension Plan (wholly or in part) if, as a result of such termination or wind-up, any Credit Party may be required to make an additional contribution (at the time of such termination or wind-up or at any time thereafter) to such

Canadian Pension Plan, or to incur any wind-up deficiency (at the time of such termination or wind-up or at any time thereafter) to such Canadian Pension Plan, equal to or in excess of $5,000,000 or the equivalent thereof in another currency for such Canadian Pension Plan and all Canadian Pension Plans so previously terminated or wound-up after the date hereof; the institution of any steps by any Governmental Entity to make any changes to benefits under any Canadian Benefit Plan or Canadian Pension Plan which either (i) increases the quantum of contributions or other funding required under such plan, or (ii) increases or could result in an increase in the amount of any solvency deficiency or going concern unfunded liability under such plan; in each case, in an aggregate amount in excess of $5,000,000 or which, in the sole discretion of the Co-Collateral Agents, compromises the priority of the security of the Agents and the Lenders in the Collateral;

(j) any Credit Party or Governmental Entity shall fail to perform, observe or comply in any material respect with any term, covenant or agreement contained in, or any termination or revocation by any Person other than the Administrative Agent of, or any acceleration of any amounts owing pursuant to, the Pension Agreement, the Stelco Pension Regulation or the other Laws addressing the condition precedent set forth in Section 2.1(19) of the Original Exit Facility Credit Agreement, or any change in the Laws addressing the conditions precedent set forth in Section 2.1(19) of the Original Exit Facility Credit Agreement;

(k) an Order or Notice of Proposal is issued by the Superintendent of Financial Services (Ontario) pursuant to any of Sections 87 to 89 of the PBA in respect of a Canadian Pension Plan that directly or indirectly requires the payment of, or directly or indirectly results in the obligation to pay, any monetary amount in respect of such Canadian Pension Plan, where such payment(s) or obligation(s) to pay (individually or in the aggregate) (i) exceeds $5,000,000, or (ii) could reasonably be expected to have a Material Adverse Effect; or any change is made to applicable Laws, regulations or any agreements, including without limitation the CCAA, BIA, PBA, the Stelco Pension Regulation, the PBR or the Pension Agreement and which relate to any amounts due, accruing due, past due or which may become due hereafter under any Canadian Pension Plan (including without limitation in respect of payments, contributions, going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies), which could result in any Pension Deemed Trust or other Lien arising, becoming enforceable or otherwise crystallizing in favour of any Person which is not subordinated and postponed in all respects to the repayment in full of the Obligations and to the Liens in favour of the

Administrative Agent and the Lenders in the Collateral; or any other change is made in any Law or regulation which, in the sole discretion of the Administrative Agent and the Lenders, could reasonably be expected to have an adverse effect on the priority of the Liens created by the Loan Documents, on the enforcement rights and remedies of the Administrative Agent and the Lenders under the Loan Documents, on the Collateral or on the ability of the Borrower to repay the Obligations when due (whether or not there shall have occurred any of the events listed in Section 9.1(m)) below;

(l) there is a Fundamental Change;

(m) any Credit Party (i) becomes insolvent or generally not able to pay its debts as they become due, (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (iii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of 10 days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs, or (iv) takes any corporate action to authorize any of the above actions;

(n) the audited annual Financial Statements of the Borrower are qualified in any material respect by the Borrower's independent auditors;

(o) any material provision of any Loan Document for any reason ceases to be valid, binding and enforceable in accordance with its terms (or any Credit Party or other Person party to a Loan Document shall challenge the enforceability of any Loan Document or shall assert in writing, or engage in any action or inaction based on any such assertion, that any provision of any of the Loan Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms), or any Lien created under any Loan Document ceases to be a valid and perfected Lien having the priorities set forth in the Intercreditor Agreement (except as

otherwise permitted herein or therein) in any of the Collateral purported to be covered thereby;

(p) Availability falls below $45,000,000 for any reason whatsoever;

(q) any Credit Party to a Material Contract fails to perform, observe or comply in any material respect with any term, covenant or agreement contained in such Material Contract; or any party to any Material Contract delivers a notice of termination or revocation (other than in accordance with its terms and not as a result of default) in respect of such Material Contract and such Material Contract is not replaced with a contract or other binding arrangement with one or more third parties within a reasonable period of time on terms no less favourable in the aggregate, to such Credit Party than the terms of the Material Contract so terminated or revoked;

(r) any failure by any Credit Party or any other Person party to the Blocked Account arrangements to perform, observe or comply with any term, covenant or agreement contained in the Blocked Account arrangements contemplated in the Loan Documents, which the Co-Collateral Agents in their sole discretion deem to be materially adverse to the Administrative Agent, the Co-Collateral Agents and the Lenders;

(s) if any execution, sequestration, garnishment, claim or other process of any court, tribunal or other Person becomes enforceable against the Borrower for an amount in excess of $10,000,000 or if a distress or analogous process for an amount in excess of $2,500,000 becomes enforceable against or is levied upon the Collateral;

(t) any Credit Party or Credit Parties are required by a Governmental Entity to make expenditures or pay damages, fines, claims costs or expenses aggregating $10,000,000 at any time on a consolidated basis to remediate or in respect of, Environmental Liabilities, as the case may be;

(u) without limiting the generality of any of the foregoing provisions of this Section 9.1, any Credit Party or any other Person party to the Intercreditor Agreement or Province Intercreditor Agreement, as the case may be, shall fail to perform, observe or comply with any term, covenant or agreement contained in the Intercreditor Agreement or Province Intercreditor Agreement, as the case may be, which the Co-Collateral Agents in their sole discretion deem to be materially adverse to the Administrative Agent, the Co-Collateral Agents and the Lenders; or

(v) the occurrence of a Material Adverse Effect.

Section 9.2 Remedies.

(1) If any Default or Event of Default has occurred and is continuing, the Administrative Agent may (and at the written request of the Required Lenders shall), without notice, suspend the Revolving Line of Credit with respect to additional Revolving Loans, whereupon any additional Revolving Loans shall be made or incurred in the Administrative Agent's sole discretion (or in the sole discretion of the Required Lenders if such suspension occurred at their direction) so long as such Default or Event of Default is continuing. If any Event of Default has occurred and is continuing, the Administrative Agent may (and at the written request of the Required Lenders shall), without notice except as otherwise expressly provided herein, and subject to applicable law, increase the rates of interest applicable to the Revolving Loans to the Default Rate of Interest.

(2) If any Event of Default has occurred and is continuing, the Administrative Agent may (and at the written request of the Required Lenders shall), without notice: (i) terminate the Revolving Line of Credit with respect to further Revolving Loans; (ii) reduce the Commitments from time to time; (iii) declare all or any portion of the applicable Obligations, including all or any portion of Revolving Loan to be forthwith due and payable, all without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Borrower and each other Credit Party; and/or (iv) exercise all rights and remedies allowed under the applicable Loan Documents other than the Real Estate Security (and with the consent of the Co-Collateral Agents, exercise all rights and remedies allowed under the Real Estate Security), applicable Laws of Canada and of the United States and any province or state thereof, including but not limited to the PPSA and other applicable Laws; provided, however, upon the occurrence of an Event of Default specified in Section 9.1(m), the Revolving Line of Credit shall be immediately terminated and all of the Obligations shall become immediately due and payable without declaration, notice or demand by any Person.

Section 9.3 Waivers by Credit Parties.

Except as otherwise provided for in this Agreement or by applicable Law, the Borrower on behalf of itself and each of the other Credit Parties waives: (a) presentment, demand and protest and notice of presentment, dishonour, notice of intent to accelerate, notice of acceleration, protest, default, non-payment, maturity, release, compromise, settlement, extension or renewal of any or all commercial paper, accounts, contract rights, documents, instruments, chattel paper and guarantees at any time held by the Administrative Agent, any Co-Collateral Agent or any Lender on which any Credit Party may in any way be liable, and hereby ratifies and confirms whatever the Administrative Agent, any Co-Collateral Agent or any Lender may lawfully do in this regard, (b) all rights to notice and a hearing prior to the Administrative Agent's taking possession or control of, or to Administrative Agent's reply, attachment or levy upon, the Collateral or any bond or security that might be

required by any court prior to allowing the Administrative Agent to exercise any of its remedies, and (c) the benefit of all valuation, appraisal, marshalling and exemption laws. The Borrower on behalf of itself and each of the other Credit Parties acknowledges that in the event such Credit Party fails to perform, observe or discharge any of its obligations or liabilities under this Agreement or any other Loan Document, any remedy of law may prove to be inadequate relief to the Administrative Agent, any Co-Collateral Agent or any Lender; therefore, such Credit Party agrees, except as otherwise provided in this Agreement or by other applicable Law, that such Persons shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.

ARTICLE 10
AGREEMENT AMONG THE LENDERS

Section 10.1 Agreement among the Lenders

(1) The Administrative Agent, for the account of the Lenders, shall disburse all loans and advances to the Borrower and shall handle all collections of Collateral and repayment of Obligations. It is understood that for purposes of advances to the Borrower and for purposes of this Section 10.1, the Administrative Agent is using the funds of the Administrative Agent.

(2) Unless the Administrative Agent shall have been notified in writing by any Lender prior to any advance to the Borrower that such Lender will not make the amount which would constitute its share of the borrowing on such date available to the Administrative Agent, the Administrative Agent may assume that such Lender shall make such amount available to the Administrative Agent on a Settlement Date, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower a corresponding amount. A certificate of the Administrative Agent submitted to any Lender with respect to any amount owing under this Section 10.1 shall be conclusive, absent manifest error. If such Lender's share of such borrowing is not in fact made available to the Administrative Agent by such Lender on the Settlement Date, the Administrative Agent shall be entitled to recover such amount with interest thereon at the rate per annum applicable to Revolving Loans hereunder, on demand, from the Borrower without prejudice to any rights which the Administrative Agent may have against such Lender hereunder. Nothing contained in this shall relieve any Lender which has failed to make available its rateable portion of any borrowing hereunder from its obligation to do so in accordance with the terms hereof. Nothing contained herein shall be deemed to obligate the Administrative Agent to make available to the Borrower the full amount of a requested advance when the Administrative Agent has any notice (written or otherwise) that any of the Lenders will not advance its rateable portion thereof.

(3) On the Settlement Date, the Administrative Agent and the Lenders shall each remit to the other, in immediately available funds, all amounts necessary so as to ensure that, as of the Settlement Date, the Lenders shall have their Pro Rata Share of all outstanding Obligations.

(4) The Administrative Agent shall forward to each Lender, at the end of each month, a copy of the account statement rendered by the Administrative Agent to the Borrower.

(5) The Administrative Agent shall, after receipt of any interest and fees earned under this Agreement, promptly remit to the Lenders their Pro Rata Share of any (i) fees they are entitled to receive, and (ii) interest computed at the rate and as provided for in this Agreement on all outstanding amounts advanced by the Lenders on each Settlement Date, prior to adjustment, that are subsequent to the last remittance by the Administrative Agent to the Lenders of such interest amounts.

(6) The Borrower hereby acknowledges that each Lender is solely responsible for its portion of the Line of Credit and that neither the Administrative Agent nor any Lender shall be responsible for, nor assume any obligations for the failure of any Lender to make available its portion of the Line of Credit. Further, should any Lender refuse to make available its portion of the Line of Credit, then the other Lenders may, but without obligation to do so, increase, unilaterally, its portion of the Line of Credit in which event the Borrower is so obligated to the other Lenders.

(7) In the event that the Administrative Agent, the Co-Collateral Agents, the Lenders or any one of them is sued or threatened with suit by the Borrower or any one of them, or by any receiver, trustee, creditor or any committee of creditors on account of any preference, voidable transfer or lender liability issue, alleged to have occurred or been received as a result of, or during the transactions contemplated under this Agreement, then in such event any money paid in satisfaction or compromise of such suit, action, claim or demand and any expenses, costs and legal fees paid or incurred in connection therewith, whether by the Administrative Agent, the Co-Collateral Agents, the Lenders or any one of them, shall be shared proportionately by the Lenders provided such suit, action, claim or demand does not result directly from the gross negligence or wilful misconduct of the Administrative Agent, the Co-Collateral Agents, a Lender or any combination of the foregoing, in which case the Administrative Agent, the Co-Collateral Agents, the Lender or any combination of the foregoing shall be solely responsible for the satisfaction or compromise of such suit, action, claim or demand and payment of such expenses, costs and fees. In addition, any costs, expenses, fees or disbursements incurred by outside agencies or attorneys retained by the Administrative Agent or the Co-Collateral Agents, to

effect collection or enforcement of any rights in the Collateral, including enforcing, preserving or maintaining rights under this Agreement shall be shared proportionately between and among the Lenders to the extent not reimbursed by the Borrower or from the proceeds of Collateral.

(8) Each of the Lenders agrees with each other Lender that any money or assets of the Borrower held or received by such Lender in connection with this Agreement, how or when received, shall be applied to the reduction of the Obligations (to the extent permitted hereunder) after (x) the occurrence of an Event of Default, and (y) the election by the Required Lenders to accelerate the Obligations. In addition, upon the occurrence and during the continuance of an Event of Default, the Borrower authorizes, and the Lenders shall have the right, without notice, upon any amount becoming due and payable hereunder, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or an affiliate of such Lender to or for the credit or the account of the Borrower against any of and all of the obligations of the Borrower now or hereafter existing under the Loan Documents held by such Lender, irrespective of whether or not such Lender shall have made any demand under the Loan Documents and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of set off) which such Lender may have.

ARTICLE 11
ASSIGNMENTS; AGENCY; AMENDMENTS

Section 11.1 Assignments.

(1) The Borrower acknowledges that, subject to the terms hereof, the Administrative Agent and the Lenders may sell and assign all or any portion of their respective Commitments for the loans and extensions of credit made and to be made to the Borrower hereunder.

(2) The Borrower authorizes the Administrative Agent and each other Lender to disclose to any such purchasing lender (each, a "**Transferee**") and any prospective Transferee any and all information in such Lender's possession concerning the Borrower and its Affiliates which has been delivered to such Lender by or on behalf of the Borrower pursuant to this Agreement or which has been delivered to such Lender by or on behalf of the Borrower in connection with such Lender's credit evaluation of the Borrower and its Affiliates prior to entering into this Agreement, provided that such Transferee agrees to hold such information in confidence in the ordinary course of its business in accordance with Section 13.12 hereof.

(3) Subject to Section 11.1(4), the Lenders shall have the right at any time to assign to one or more assignees all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including, without limitation, its obligations under the Revolving Loans) with the consent of the Administrative Agent, such consent not to be unreasonably withheld or delayed. Upon execution of an Assignment and Transfer Agreement (a) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such assignment, have the rights and obligations of a Lender hereunder, and (b) a Lender shall, to the extent that its rights and obligations hereunder have been assigned by it pursuant to such assignment, relinquish its rights and be released from its obligations under this Agreement. The Borrower shall, if necessary, execute and cause each Credit Party to execute any documents reasonably required to effectuate the assignments. It shall be a condition of any assignment by any Lenders hereunder that (i) the amount being assigned shall, provided no Event of Default has occurred which is continuing, not be less than the lesser of (x) $25,000,000, or (y) the entire interest of such Lender hereunder (and if an Event of Default has occurred which is continuing, there shall be no such limit), (ii) such assignment shall be of a pro-rata portion of all of such assigning Lender's rights and obligations hereunder and under the other Loan Documents, (iii) the parties to such assignment shall execute and deliver to the Administrative Agent an Assignment and Transfer Agreement, and (iv) any assigning Lender hereunder shall pay the Administrative Agent an assignment fee of five thousand dollars ($5,000) as a condition to any assignment hereunder.

(4) No Lender may assign all or a portion of its right and obligations under this Agreement and the other Loan Documents prior to the occurrence of an Event of Default that is continuing without the prior written consent of the Borrower, such consent not to be unreasonably withheld or delayed. Notwithstanding the foregoing, each of the Lenders shall have the right to assign to one or more of its branches or Affiliates which is a Canadian Resident Lender all or a portion of its rights and obligations under this Agreement (including, without limitation, its obligations under the Revolving Loans) without the consent of the Administrative Agent or the Borrower or paying any assignment fees provided such assignment complies with all other provisions of this Section 11.1.

Section 11.2 Agency.

(1) Each Lender hereby irrevocably designates and appoints the Administrative Agent, on behalf of the Lenders, under this Agreement and any Loan Documents and irrevocably authorizes the Administrative Agent, on behalf of the Lenders, to take such action on its behalf under the provisions of this Agreement and all Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement

and all Loan Documents together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender or any other Agent and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement and the Loan Documents or otherwise exist against the Administrative Agent.

(2) Each of the Co-Collateral Agents, the Lenders and the Borrower confirms the appointment and designation of the Administrative Agent (or any successor thereto) as the person holding the power of attorney (*"fondé de pouvoir"*) within the meaning of Article 2692 of the *Civil Code of Québec* for the purpose of the hypothecary security under the deed of hypothec to be granted by the Borrower under the laws of the Province of Quebec and, in such capacity, the Administrative Agent, shall hold the hypothecs granted under the laws of the Province of Quebec as such *fondé de pouvoir* in the exercise of the rights conferred thereunder. The execution by the Administrative Agent, as such *fondé de pouvoir*, prior to the date hereof of any deed creating or evidencing any such hypothec is hereby ratified and confirmed. Notwithstanding the provisions of Section 32 of the *Act respecting the special power of legal persons* (Quebec), the Administrative Agent may acquire and be the holder of any of the bonds (or similar instruments) secured by such hypothecs. Each assignee Lender that becomes party to this Agreement by either becoming a party to this Agreement directly or by executing an Assignment and Transfer Agreement shall be deemed to have ratified and confirmed the appointment of the Administrative Agent as *fondé de pouvoir*.

(3) The Administrative Agent may execute any of its duties under this Agreement and all Loan Documents by or through agents or attorneys-in-fact and shall be entitled to the advice of counsel concerning all matters pertaining to such duties.

(4) Notwithstanding the terms of any security agreements, the Liens on the Collateral granted by the Credit Parties to the Administrative Agent on behalf of itself, the Co-Collateral Agents and the Lenders pursuant to any Loan Documents shall be held by the Administrative Agent for the rateable benefit of itself, the Co-Collateral Agents and all Lenders and any proceeds from any realization of any such Liens (after deducting all reasonable costs and expenses of every kind incurred or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the rights of the Administrative Agent, on its own behalf and on behalf of the Lenders, or the Lenders, hereunder, including reasonable legal fees and disbursements on a solicitor and his own client basis and the costs of any receiver or consultant of the Administrative Agent and the Lenders engaged), shall be applied first in

accordance with the second sentence of Section 1.11 (other than in respect of Bank Products) (whether such Liens are held in the name of the Administrative Agent or in the name of any one or more of the Lenders and without regard to any priority to which the Lender may otherwise be entitled under applicable law), and thereafter in respect of Obligations owing under Bank Products. Each of the Lenders acknowledges that the obligations of the Borrower under the Bank Products are secured by the Liens granted under the security documents delivered by the Credit Parties, *pari passu* with the obligations of the Borrower under this Agreement; provided that all decisions regarding the administration and enforcement of such security documents shall be made by the Administrative Agent, the Co-Collateral Agents and the Lenders under this Agreement in accordance with the terms hereof, and any Lender (or Affiliate of a Lender) which is also a counterparty under a Bank Product shall, in its capacity as a counterparty under a Bank Product, have no voting rights under this Agreement and no other right whatsoever to participate in the administration or enforcement of such security documents. If any Lender obtains any payment (whether voluntary, involuntary or through the exercise of any right of set-off) on account of Accommodations made by it, in excess of its rateable share of payments obtained by all the Lenders, the Lender shall account to and pay over to the other Lenders their rateable share.

(5) Neither the Administrative Agent nor any of its officers, directors, employees, agents, or attorneys-in-fact shall be (i) liable to any Lender or any other Agent for any action lawfully taken or omitted to be taken by it or such person under or in connection with this Agreement and all Loan Documents (except for its or such person's own gross negligence or wilful misconduct), or (ii) responsible in any manner to any of the Lenders or any other Agent for any recitals, statements, representations or warranties made by any Credit Party or any officer thereof contained in this Agreement and all Loan Documents or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement and all Loan Documents or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement and all Loan Documents or for any failure of any Credit Party to perform their obligations hereunder or thereunder. The Administrative Agent shall not be under any obligation to any Lender or any other Agent to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement and all Loan Documents or to inspect the properties, books or records of any Credit Party.

(6) The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, consent, certificate, affidavit, letter, cablegram, telegram, e-mail, telecopy, telex or teletype message,

statement, order or other document or conversation reasonably believed by it to be genuine and correct and to have been signed, sent or made by the proper person or persons and upon advice and statements of legal counsel (including, without limitation, counsel to the Borrower), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement and all Loan Documents unless it shall first receive such advice or concurrence of the Lenders, or the Required Lenders, as the case may be, as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and all Loan Documents in accordance with a request of the Lenders, or the Required Lenders, as the case may be, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders.

(7) The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Administrative Agent has actual knowledge of or has received written notice from a Lender or the Borrower describing such Default or Event of Default. In the event that the Administrative Agent has actual knowledge of or receives such a notice, the Administrative Agent shall promptly give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Lenders, or Required Lenders, as the case may be; provided that unless and until the Administrative Agent shall have received such direction, the Administrative Agent may, in the interim (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable and in the best interests of the Lenders. In the event the Administrative Agent at the request of the Required Lenders or otherwise, continues to make Revolving Loans and advances under this Agreement upon the occurrence of a Default or Event of Default, any such Revolving Loans and advances may be in such amounts and on such additional terms and conditions as the Required Lenders may deem appropriate.

(8) Each Lender and other Agent expressly acknowledges that neither the Administrative Agent nor any of its officers, directors, employees, agents or attorneys-in-fact has made any representations or warranties to it and that no act by the Administrative Agent hereinafter taken, including any review of the affairs of the Credit Parties shall be deemed to constitute any representation or warranty by the Administrative Agent to any Lender or other Agent. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or any other Lender and based

on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Credit Parties and made its own decision to enter into this Agreement and the other Loan Documents. Each Lender also represents and covenants that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition or creditworthiness of the Credit Parties. The Administrative Agent, however, upon request, shall provide the Lenders with copies of all financial statements, projections and business plans which come into the possession of the Administrative Agent or any of its officers, employees, agents or attorneys-in-fact.

(9) Each Lender agrees to indemnify the Administrative Agent in its capacity as such (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements (including, without limitation, all out-of-pocket expenses) of any kind whatsoever (including negligence but not the gross negligence on the part of the Administrative Agent) which may at any time be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of this Agreement, the Loan Documents, or any ancillary documents or any documents contemplated by or referred to herein or the transactions contemplated hereby or any action taken or omitted by the Administrative Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting solely from the Administrative Agent's gross negligence or wilful misconduct.

(10) The Administrative Agent and the Co-Collateral Agents will use their reasonable business judgment in handling the collection of the Accounts, enforcement of its and their rights hereunder and realization upon the Collateral but shall not be liable to the Lenders or any other Agent, except for the Administrative Agent's or Co-Collateral Agents' gross negligence, for any action taken or omitted to be taken in good faith or on the written advice of counsel. Each Lender expressly releases the Administrative Agent and the Co-Collateral Agents from any and all liability and responsibility (express or implied), for any loss, depreciation of or delay in collecting or failing to realize on any Collateral, the Obligations or any guarantees therefor and for any mistake, omission or error in judgment in

passing upon or accepting any Collateral or in making (or in failing to make) examinations or audits or for granting indulgences or extensions to the Borrower in accordance and consistent with the terms and provisions of this Agreement, any account debtor or any guarantor, other than resulting from the Administrative Agent's or Co-Collateral Agents' gross negligence or wilful misconduct.

(11) The Administrative Agent may make loans to, and generally engage in any kind of business with the Borrower as though the Administrative Agent were not the Administrative Agent hereunder. With respect to its loans made or renewed by it or loan obligations hereunder as Lender, the Administrative Agent shall have the same rights and powers, duties and liabilities under this Agreement as any Lender and may exercise the same as though it was not the Administrative Agent and the terms "Lender" and "Lenders" shall include the Administrative Agent in its individual capacity.

(12) The Administrative Agent may resign as the agent to the Lenders upon 30 days' notice to the Lenders and such resignation shall be effective upon the appointment of a successor Administrative Agent. If the Administrative Agent shall resign as agent to the Lenders then the Lenders shall appoint a successor agent for the Lenders whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent and the term "Administrative Agent" shall mean such successor agent effective upon its appointment, and the former Administrative Agent's rights, powers and duties as agent to the Lenders shall be terminated, without any other or further act or deed on the part of such former agent or any of the parties to this Agreement. After any retiring agent's resignation hereunder as the agent to the Lenders the provisions of this Agreement shall enure to its benefit as to any actions taken or omitted to be taken by it while it was the agent to the Lenders.

Section 11.3 Amendments.

(1) Subject to the remainder of this Section 11.3, no amendment or waiver of any provision of any of the Loan Documents, other than the Fee Letter, nor consent to any departure by the Borrower or any other Person from such provisions, is effective unless in writing and approved by the Required Lenders. In addition to requiring the prior written approval of the Required Lenders, the Administrative Agent shall not, without the prior written approval of the Co-Collateral Agents:

(a) amend this Agreement to alter, amend or waive:

(A) the definitions of Collateral, Restricted Subsidiaries or ABL Term Priority Collateral Adjusted Capped Amount;

(B) the events that trigger activation of the Blocked Accounts or the transfer of all funds received or deposited in to the Blocked Accounts to the depository accounts;

(C) Availability or Line Availability thresholds, other than as referred to in Section 11.3(3);

(D) eligibility of any Collateral, any advance rate of any basis of reserves which, in any such case is favourable to the Borrower;

(E) appraisal or audit frequency; or

(b) waive, amend or forbear with respect to any Defaults or Events of Default, other than as referred to in Section 11.3(3); or

(c) consent to:

(i) any "Permitted Encumbrances" under the definition;

(ii) the terms of any orders applicable to the Borrower; or

(iii) other than as expressly contemplated by Section 11.3(8), any reduction in the amount of the ABL Term Priority Collateral Capped Amount.

(2) Notwithstanding anything contained in this Agreement to the contrary, the Administrative Agent will not, without the prior written approval of all Lenders:

(a) amend this Agreement to:

(i) increase the Line of Credit;

(ii) reduce the interest rates;

(iii) reduce or waive:

(A) any Fees in which the Lenders share hereunder;

(B) the repayment of any Obligations due the Lenders hereunder;

(iv) extend the maturity of the Obligations created hereunder;

(v) alter or amend the definition of "Required Lenders" or "Super Majority Lenders";

(vi) alter, amend or waive:

(A) Section 1.2(a);

(B) this Section 11.3 or any provision hereof expressly providing for "all of" or "each of" the Lenders; or

(b) except as otherwise permitted in this Agreement, release any guarantee or Collateral in excess of $500,000 during any year.

Subject to the provisions of Section 2.1 and Section 2.2 and this Section 11.3, in all other respects the Administrative Agent is authorized by each of the Lenders to take such actions or fail to take such actions under this Agreement if the Administrative Agent, in its reasonable discretion, deems such to be advisable and in the best interest of the Lenders. Notwithstanding any provision to the contrary contained in this Agreement, subject to this Section 11.3(2) and Section 11.3(3) and any direction of the Required Lenders, the Co-Collateral Agents are authorized to take such actions or fail to take such actions in connection with (a) the exercise of (i) any and all rights and remedies under this Agreement (including but not limited to the exercise of rights and remedies under Section 9.2), and (ii) the discretion of the Co-Collateral Agents in determining compliance with the eligibility requirements of Eligible Accounts Receivable and/or Eligible Inventory and establishing Availability Reserves, (b) the release of Collateral not to exceed $500,000 in the aggregate during any Fiscal Year, and/or (c) curing any ambiguity, defect or inconsistency in the terms of this Agreement; provided that the Co-Collateral Agents, in their reasonable discretion, deems such to be advisable and in the best interests of the Lenders. In the event this Agreement is terminated pursuant to the terms hereof, the Administrative Agent will cease making any loans or advances upon the effective date of termination except for any loans or advances which the Co-Collateral Agents deem, in their sole discretion, are reasonably required to maintain, protect or realize upon the Collateral.

(3) Notwithstanding anything contained in this Agreement to the contrary, the Administrative Agent will not, without the prior written approval of the Super Majority Lenders:

(a) amend this Agreement to alter, amend or waive the definitions of Availability, Line Availability, Borrowing Base, Eligible Accounts Receivable or Eligible Inventory; or

(b) waive, amend or forbear with respect to any Defaults or Events of Default under Section 9.1(p); or

(c) consent to increase the advance percentages against Eligible Accounts Receivable or Eligible Inventory or alter or amend the Administrative Agent's criteria for determining compliance with such definitions of Eligible Accounts Receivable and/or Eligible Inventory if the effect thereof is to increase Availability.

(4) In the event that any Lender's consent is required pursuant to the provisions of this Agreement and any Lender declines to give its consent but the requested consent is given by the other Lenders, it is hereby mutually agreed that the Administrative Agent and/or any other Lender or Lenders (including any third party which, with the consent of the Administrative Agent, may become a Lender hereunder) shall have the right (but not the obligation) to purchase such Lender's share of the Revolving Line of Credit for the full amount thereof together with accrued interest thereon to the date of such purchase. In the event that more than one Lender desires to so purchase such dissenting Lender's share of the Revolving Line of Credit, each such Lender shall have the right to purchase an amount of such Lender's share of the Revolving Line of Credit based on its Pro Rata Share.

(5) If either Co-Collateral Agent proposes an adjustment or revision to Availability Reserves or Eligible Accounts Receivable or Eligible Inventory or exercising a right or makes any other proposal regarding a determination or action which may be made by the Co-Collateral Agents pursuant to this Agreement, and the Co-Collateral Agents collectively cannot agree on such adjustment, revision or action, the final determination shall be made by the individual Co-Collateral Agent asserting the more conservative credit judgment, such credit judgment to be exercised in good faith.

(6) If the Administrative Agent is required at any time to return to the Borrower or to a trustee, receiver, liquidator, custodian or other similar official any portion of the payments made by the Borrower to the Administrative Agent as result of a bankruptcy or similar proceeding with respect to the Borrower, any guarantor or any other Person, then each Lender shall, on demand of the Administrative Agent, forthwith return to the Administrative Agent its rateable share of any such payments made to such Lender by the Administrative Agent, together with its rateable share of interest and/or penalties, if any, payable by the Lenders.

(7) Notwithstanding anything contained in this Agreement to the contrary, the Administrative Agent may, with the prior written approval of the Co-Collateral Agents, enter into any amendment or waiver of the Intercreditor Agreement, or enter into any new Intercreditor Agreement or acknowledgement contemplated by Section 8.13(1) of the Intercreditor Agreement.

(8) Subject to Section 11.3(7), the Administrative Agent acknowledges and agrees (and each of the Co-Collateral Agents and the Lenders consents to the Administrative Agent taking such action) to execute and deliver such documents as may be reasonably requested by the Borrower to give effect to the Administrative Agent, the Co-Collateral Agents and the Lenders agreeing to adjust the ABL Term Priority Collateral Capped Amount to the ABL Term Priority Collateral Adjusted Capped Amount upon satisfaction of the conditions set forth in such definition necessary to effect such adjustment.

ARTICLE 12
SUCCESSORS AND ASSIGNS

Section 12.1 Successors and Assigns.

This Agreement, the other Loan Documents, and all Liens created hereby or pursuant to any other Loan Documents shall be binding upon each Credit Party and their respective successors, assigns, transferees and endorsees and any trustee or successor in interest of any Credit Party in a proceeding under any Insolvency Law. This Agreement and the other Loan Documents shall be binding upon, and inure to the benefit of, each Agent and each Lender, and their respective successors, assigns, transferees and endorsees. No Credit Party may assign, transfer, hypothecate or otherwise convey its rights, benefits, obligations or duties hereunder or under any of the other Loan Documents without the prior express written consent of the Administrative Agent and all Lenders. Any such purported assignment, transfer, hypothecation or other conveyance by any Credit Party without the prior express written consent of the Administrative Agent and all Lenders shall be void. The terms and provisions of this Agreement are for the purpose of defining the relative rights and obligations of each Credit Party, each Agent and each Lender with respect to the transactions contemplated hereby and no Person shall be a third party beneficiary of any of the terms and provisions of this Agreement or any of the other Loan Documents, except under and as specified in any applicable indemnification clauses contained in such Loan Documents.

ARTICLE 13
MISCELLANEOUS

Section 13.1 Complete Agreement; Modification of Agreement.

The Loan Documents constitute the complete agreement between the parties with respect to the subject matter thereof and, except as set forth in Section 11.3, may not be modified, altered or amended except in writing signed by the Borrower (and/or the other applicable Credit Party or Credit Parties, as the case may be) on the one hand, and by the Administrative Agent with the prior written consent of the Required Lenders, on the other hand (drafts and copies of any such modification, alteration or amendment to be provided by the Administrative Agent to all Lenders concurrently as

provided to the Borrower or such other Credit Party or Credit Parties, as the case may be). Any letter of interest, commitment letter, or confidentiality agreement, if any, between any Credit Party and the Agents or any Lender or any of their respective Affiliates, predating this Agreement, other than the Fee Letter, and relating to a financing of substantially similar form, purpose or effect shall be superseded by this Agreement.

Section 13.2 Gender and Number.

Any reference in the Loan Documents to gender includes all genders and words importing the singular number only include the plural and vice versa.

Section 13.3 Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this Agreement.

Section 13.4 Currency.

All references in the Loan Documents to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

Section 13.5 Certain Phrases, etc.

In any Loan Document (i) (y) the words "including" and "includes" mean "including (or includes) without limitation" and (z) the phrase "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

Section 13.6 Accounting Terms.

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP.

Section 13.7 Incorporation of Schedules.

The schedules attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it.

Section 13.8 No Waiver.

The Administrative Agent's, any Co-Collateral Agent's or any Lender's failure, at any time or times, to require strict performance by the Credit Parties of any provision of this Agreement or any other Loan Document shall not waive, affect or diminish any right of the Administrative Agent, such Co-Collateral Agent or such Lender thereafter to demand strict compliance and performance herewith or therewith. Any suspension

or waiver of an Event of Default shall not suspend, waive or affect any other Event of Default whether the same is prior or subsequent thereto and whether the same or of a different type. None of the undertakings, agreements, warranties, covenants and representations of any Credit Party contained in this Agreement or any of the other Loan Documents and no Default or Event of Default by any Credit Party shall be deemed to have been suspended or waived by the Administrative Agent, any Co-Collateral Agent or any Lender, unless such waiver or suspension is by an instrument in writing signed by an officer of or other authorized employee of the Administrative Agent, the applicable Co-Collateral Agent and the applicable required Lenders, and directed to the Borrower specifying such suspension or waiver.

Section 13.9 Remedies.

The Administrative Agent's, Co-Collateral Agent's and the Lenders' rights and remedies under this Agreement and the other Loan Documents shall be cumulative and non-exclusive of any other rights and remedies that the Administrative Agent, Co-Collateral Agent or any other Lender may have under any other agreement, including the other Loan Documents, by operation of law or otherwise. For clarification, it is the intention of the parties hereto that all transfers of any account balances pursuant to the cash management systems and the Administrative Agent's agreements with the Credit Parties and/or the Credit Parties' banks or financial institutions contemplated by the cash management systems and any action that may be taken by the Administrative Agent to better perfect or protect its interest in the Collateral (including the priority of such interest) shall not be considered enforcement of the Administrative Agent's Liens. Recourse to the Collateral shall not be required.

Section 13.10 Severability.

Wherever possible, each provision of this Agreement and the other Loan Documents shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement or any other Loan Document shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement or such other Loan Document.

Section 13.11 Conflict of Terms; Priority.

(1) If any provision contained in this Agreement conflicts with any provision in any of the other Loan Documents (other than the Intercreditor Agreement or the Province Intercreditor Agreement, as the case may be), the provision contained in this Agreement shall govern and control. If any provision in this Agreement conflicts with any provision of the Intercreditor Agreement or the Province Intercreditor Agreement, as the case may be, the provision contained in the Intercreditor Agreement or the Province Intercreditor Agreement, as the case may be, shall govern and control.

(2) Any reference herein or in any of the other Loan Documents to a Permitted Encumbrance is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Loan Documents to any Permitted Encumbrance.

Section 13.12 Confidentiality.

Each of the Agents and each of the Lenders agree to maintain the confidentiality of any Information provided by any Credit Party to them, in the ordinary course of their business, provided that the foregoing confidentiality provision shall terminate five (5) years after the termination date of this Agreement, and provided further that any such Agents or Lenders may disclose such Information (i) to each of their Affiliates, directors, officers, employees, agents and advisors, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent required by any regulatory authority or other Governmental Entity, court orders, applicable laws or regulations or by any subpoena or similar legal process, (iii) to any other party to this Agreement, (iv) in connection with the exercise of any remedies under any Loan Document or any suit, action or proceeding relating to any Loan Document or the enforcement of rights thereunder, (v) subject to an agreement containing provisions substantially the same as those of this Section, to (x) any actual or prospective assignee of or participant in any of its rights or obligations under this Agreement, or (y) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (vi) with the consent of the Borrower, or (vii) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section, or (y) becomes available to any Agent or any Lender on a non-confidential basis from a source other than the Borrower. For the purposes of this Section, "**Information**" means all information received from the Borrower or any Credit Party relating to the Borrower, any of its Subsidiaries, or their respective business, other than any such information that is available to any Agent or any Lender on a non-confidential basis prior to disclosure by the Borrower; provided that, in the case of information received from the Borrower after the date hereof, such information is clearly identified as confidential in writing at the time of delivery. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Section 13.13 Governing Law.

The validity, interpretation and enforcement of this Agreement and the other Loan Documents shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 13.14 Notices.

(1) Except as otherwise herein provided, any notice or other communication required hereunder shall be in writing (provided that, any electronic communications from the Borrower with respect to any request, transmission, document, electronic signature, electronic mail or facsimile transmission shall be deemed binding on the Borrower for purposes of this Agreement, provided further that any such transmission shall not relieve the Borrower from any other obligation hereunder to communicate further in writing) , and shall be deemed to have been validly served, given or delivered when hand delivered or sent by facsimile, or three (3) days after deposit in the mail, with proper first class postage prepaid and addressed to the party to be notified or to such other address as any party hereto may designate for itself by like notice, as follows:

(a) if to CIT, at:

CIT Business Credit Canada Inc.
207 Queens Quay West, Suite 700
Toronto, Ontario M5J 1A7

Attn: Account Executive
Fax No.: (416) 507-5100

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attn: Sharon Polan
Fax No.: (416) 947-0866

(b) if to GE, at:

GE Canada Finance Holding Company
Corporate Lending Group
Metals Finance Group
500 W. Monroe St. 12th Floor
Chicago, IL 60661
U.S.A.

Attn: Stelco Account Manager
Fax No: (312) 463-3840

with a copy to:

Blake, Cassels & Graydon LLP
199 Bay Street, Suite 2800,
Commerce Court West
Toronto, Ontario M5L 1A9

Attn: Michael R. Harquail
Fax No.: (416) 863-2653

(c) if to the Borrower, at:

Stelco Inc.
386 Wilcox Street
Hamilton, Ontario L8L 8K5

Attn: Chief Financial Officer
Fax No: (905) 308-7002

With a copy to:

McCarthy Tetrault LLP
Suite 4700
Toronto Dominion Bank Tower
Toronto, Ontario M5K 1E6

Attn: G. Blair Cowper-Smith/Henry Wiercinski
Fax No.: (416) 601-1851

provided, however, that the failure of the Administrative Agent to provide the Borrower's counsel with a copy of such notice shall not invalidate any notice given to the Borrower and shall not give the Borrower any rights, claims or defences due to the failure of the Administrative Agent to provide such additional notice.

Section 13.15 Counterparts.

This Agreement may be executed in any number of separate counterparts (including counterparts by facsimile), each of which shall collectively and separately constitute one agreement.

Section 13.16 Press Releases and Related Matters.

The Borrower acknowledges and agrees on behalf of itself and the other Credit Parties that neither they nor their Affiliates will in the future issue any press releases or other public disclosure using the name of any Agent or any Lender or any of their Affiliates or referring to this Agreement or the other Loan Documents without reasonable prior notice to such Persons and without the prior written consent of such

Persons unless (and only to the extent that) such Credit Party or Affiliate is required to do so under law and then, in any event, such Credit Party or Affiliate will consult with such Persons before issuing such press release or other public disclosure. Each Credit Party consents to the publication by the Administrative Agent of a tombstone or similar advertising material relating to the financing transactions contemplated by this Agreement. The Administrative Agent shall provide a draft of any such tombstone or similar advertising material to Borrower for review and comment prior to the publication thereof. The Administrative Agent reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

Section 13.17 Reinstatement.

This Agreement shall remain in full force and effect and continue to be effective should any assignment or petition be filed (or similar proceeding be instituted) by or against any Credit Party for liquidation or reorganization, should any Credit Party become insolvent or make an assignment for the benefit of any creditor or creditors or should a receiver, interim receiver, receiver and manager or trustee be appointed for all or any significant part of any Credit Party's assets, and shall continue to be effective or to be reinstated, as the case may be, if at any time payment and performance of the Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Obligations, whether as a "voidable preference," "fraudulent conveyance," or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

Section 13.18 Right of Set-off.

Upon the occurrence and during the continuance of any Event of Default, each Lender is authorized at any time and from time to time, to the fullest extent permitted by law (including general principles of common-law), to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by it to or for the credit or the account of any Credit Party against any and all of the obligations of any Credit Party under any of the Loan Documents, irrespective of whether or not the Lender has made demand under any of the Loan Documents and although such obligations may be unmatured or contingent. If an obligation is unascertained, the Lender may, in good faith, estimate the obligation and exercise its right of set-off in respect of the estimate, subject to providing the Borrower with an accounting when the obligation is finally determined. Each Lender shall promptly notify the Borrower after any set off and application is made by it, provided that the failure to give notice shall not affect the validity of the set off and application. The rights of the Lenders under this Section 13.18 are in addition to

any other rights and remedies (including all other rights of set-off) which the Lenders may have.

Section 13.19 Advice of Counsel.

Each of the parties represents to each other party hereto that it has discussed all the provisions of this Agreement with its counsel.

Section 13.20 No Strict Construction.

The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other Loan Documents. In the event an ambiguity or question of intent or interpretation arises, this Agreement or such other Loan Document, as the case may be, shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favouring or disfavouring any party by virtue of the authorship of any provisions of this Agreement or such other Loan Document, as the case may be.

Section 13.21 Judgment Currency.

(1) If, for the purpose of obtaining or enforcing judgment against any Credit Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13.21 referred to as the "**Judgment Currency**") an amount due under any Loan Document in any currency (the "**Obligation Currency**") other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding (i) the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date, or (ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 13.21 being hereinafter in this Section 13.21 referred to as the "**Judgment Conversion Date**").

(2) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 13.21(1), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the applicable Credit Party shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from a Credit Party under Section 13.21(2) shall be due as a separate debt and shall not

be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan Documents.

(3) The term "**rate of exchange**" in this Section 13.21 means the rate of exchange at which the CIBC would, on the relevant date at or about 12:00 noon (Toronto time), be prepared to sell the Obligation Currency against the Judgment Currency.

Section 13.22 Time of the Essence.

Time shall in all respects be of the essence of this Agreement.

Section 13.23 Amended and Restated Agreement.

(1) This Agreement, effective as of the Effective Date, is an amendment and restatement of the Original Exit Facility Credit Agreement, it being acknowledged and agreed that as of the Effective Date, all obligations outstanding under or in connection with the Original Exit Facility Credit Agreement and any of the other Loan Documents (such obligations, collectively, the "**Original Obligations**") constitute obligations under this Agreement. This Agreement is in no way intended to constitute a novation of the Original Exit Facility Credit Agreement or the Original Obligations. From and after the Effective Date, any reference to the Original Exit Facility Credit Agreement in any of the other Loan Documents executed or issued by and/or delivered to any one or more parties hereto or thereto pursuant to or in connection therewith shall be deemed to be a reference to this Agreement, and the provisions of this Agreement shall prevail in the event of any conflict or inconsistency between such provisions and those of the Original Exit Facility Credit Agreement.

(2) Without limiting the generality of Section 13.23(1), the parties agree that:

(a) all Original Obligations outstanding as at the Effective Date shall, as of the Effective Date, be deemed to be obligations outstanding hereunder and subject to the terms of this Agreement, and

(b) each of the other Loan Documents (other than the Original Exit Facility Credit Agreement) is hereby ratified and confirmed in all respects and shall continue in full force and effect (except to the extent expressly superseded and replaced by another Loan Document), unamended, except that (A) any references therein to the Original Exit Facility Credit Agreement shall be deemed to refer to this Agreement, and (B) any security granted or guarantee given pursuant to or in connection with the Original Exit Facility Credit Agreement and the other Loan Documents (collectively, the "**Original Security**") shall continue to secure or guarantee, as applicable, the obligations of the Borrower arising pursuant to or in connection with this Agreement (including all such obligations

arising initially pursuant to or in connection with the Original Exit Facility Credit Agreement and the other Loan Documents).

[REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be effective, executed, accepted and delivered at Toronto, Ontario by their proper and duly authorized officers as of the date first set forth above.

STELCO INC.

By: *"D. Chad Hutchison"*

By: *"J. Kenneth Rutherford"*

CIT BUSINESS CREDIT CANADA INC., as Administrative Agent, Co-Collateral Agent, Funding Agent, Co-Lead Arranger and Lender

By: *"Donald Rogers"*

By: *"E. Dennis McCluskey"*

GE CANADA FINANCE HOLDING COMPANY, as Co-Collateral Agent, Syndication Agent and Lender

By: *"Italo Fortino"*

By: ______________________

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

By: *"Nelson Lam"*

By: ____________________

GMAC COMMERCIAL FINANCE CORPORATION – CANADA, as Lender

By: *"Thomas Maiale"*

By: ____________________

LASALLE BUSINESS CREDIT, A DIVISION OF ABN AMRO BANK N.V., CANADA BRANCH, as Lender

By: *"Darcy Mack"*

By: *"Aaron Turner"*

UBS AG CANADA BRANCH, as Lender

By: *"Joselin Fernandes"*

By: *"Barbara Ezell-McMichael"*

WELLS FARGO FINANCIAL CORPORATION CANADA, as Lender

By: *"Nick Scarfo"*

By: ____________________

EXHIBIT "A"

FORM OF ASSIGNMENT AND TRANSFER AGREEMENT

Dated: ________________________, 200___

Reference is made to the amended and restated exit facility credit agreement dated as of ________________________, 200__ (as further amended, supplemented or restated from time to time, the "**Exit Facility Credit Agreement**"), among Stelco Inc., a corporation (the "**Company**"), the Lenders named therein, and CIT Business Credit Canada Inc., as Administrative Agent (the "**Administrative Agent**"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Exit Facility Credit Agreement. This Assignment and Transfer Agreement, between __________________________ (herein the "**Assignor**", as further defined and set forth on Schedule 1 hereto and made a part hereof) and __________________________ (herein the "**Assignee**", as further defined and set forth on Schedule 1 hereto and made a part hereof) is dated as of Effective Date (as set forth on Schedule 1 hereto and made a part hereof).

1. The Assignor hereby irrevocably sells and assigns to the Assignee without recourse to the Assignor, and the Assignee hereby irrevocably purchases and assumes from the Assignor without recourse to the Assignor, as of the Effective Date, an undivided interest (the "**Assigned Interest**") in and to all the Assignor's rights and obligations under the Exit Facility Credit Agreement as specified in Schedule 1 hereto and all right, title and interest of the Assignor in and to the Loan Documents relating thereto.

2. The Assignor (i) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Exit Facility Credit Agreement or any other instrument, document or agreement executed in conjunction therewith (collectively the "**Ancillary Documents**") or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Exit Facility Credit Agreement, any Collateral thereunder or any of the Ancillary Documents furnished pursuant thereto, other than that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim and (ii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Company or any guarantor or the performance or observance by the Company or any guarantor of any of its respective obligations under the Exit Facility Credit Agreement or any of the Ancillary Documents furnished pursuant thereto.

3. The Assignee (i) represents and warrants that it is legally authorized to enter into this Assignment and Transfer Agreement; (ii) confirms that it has received a copy of each of the Intercreditor Agreement and the Province Intercreditor Agreement (each as defined in the Exit Facility Credit Agreement), the Exit Facility Credit Agreement, together with the copies of the most recent financial statements of the Company, and such other documents and information as it has deemed appropriate to make its own credit analysis; (iii) agrees that it will, independently and without reliance upon the Administrative Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Exit Facility Credit Agreement; (iv) appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under the Exit Facility Credit Agreement as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto; (v) agrees that it will be bound by the provisions of the Exit Facility Credit Agreement and will perform in accordance with its terms all the obligations which by the terms of the Exit Facility Credit Agreement are required to be performed by it as Lender; (vi) confirms that it has reviewed each of the Intercreditor Agreement and the Province Intercreditor Agreement, confirms that the Assigned Interest is subject to each of the Intercreditor Agreement and the Province Intercreditor Agreement and agrees that the Administrative Agent can bind the Assignee and its Assigned Interest to the provisions under and pursuant to each of the Intercreditor Agreement and the Province Intercreditor Agreement; **[and (vii) represents and warrants that it is not a non-resident of Canada for purposes of Part XIII of the *Income Tax Act* (Canada)/is a Canadian partnership within the meaning of Section 102 of the ITA /is an authorized foreign bank deemed to be resident in Canada for purposes of the ITA in respect of all amounts paid or credited to it under the Exit Facility Credit Agreement [if the Assignee is organized under the laws of a jurisdiction outside Canada] the Assignee has delivered to the Administrative Agent a certificate as to the Assignee's exemption from Canadian withholding taxes with respect to all payments to be made to the Assignee under the Exit Facility Credit Agreement] [NTD: "(vii)" above only to be inserted if assignment occurs at a time when no Event of Default has occurred and is continuing]**

4. Following the execution of this Assignment and Transfer Agreement, **[such agreement will be delivered to the Administrative Agent for acceptance by it, effective as of the Effective Date, and]** a copy of this Assignment and Transfer Agreement shall thereafter forthwith be delivered to the Company **[and the Administrative Agent]. [Note: modify sentence accordingly depending on whether or not consent of Administrative Agent is required under Section 11.1 of the Exit Facility Credit Agreement.]**

5. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the assigned interest (including payments of principal, interest, fees and other amounts) to the Assignee, whether such amounts have accrued prior to the Effective Date or accrue subsequent to the Effective Date. The Assignor and Assignee shall make all appropriate adjustments in payments for periods prior to the Effective Date made by the Administrative Agent or with respect to the making of this assignment directly between themselves.

6. From and after the Effective Date, (i) the Assignee shall be a party to the Exit Facility Credit Agreement and, to the extent provided in this Assignment and Transfer Agreement, have the rights and obligations of a Lender thereunder, and (ii) the Assignor shall, to the extent provided in this Assignment and Transfer Agreement, relinquish its rights and be released from its obligations under the Exit Facility Credit Agreement.

7. This Assignment and Transfer Agreement may be executed in counterparts (including counterparts by facsimile) and all such counterparts shall constitute one and the same instrument.

8. This Assignment and Transfer Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Acceptance to be executed by their respective duly authorized officers.

Accepted:

[CIT BUSINESS CREDIT CANADA INC.,
As Lender and Administrative Agent for Other Lenders]

By: ______________________________

Title: ______________________________

[NAME OF ASSIGNOR],
As Assignor

By: ______________________________

Title: ______________________________

[NAME OF ASSIGNOR],
As Assignee

By: ______________________________

Title: ______________________________

STELCO INC.

By: ______________________________

Title: ______________________________

Schedule 1 to Assignment and Transfer Agreement

Name of Assignor: ______________________________

Name of Assignee: ______________________________

Effective Date of Assignment: ______________________

Assigned Facilities	Principal Amount Assigned	Percentage Assigned of the Facility (shown as a percentage of aggregate original principal amount of all Lenders
Revolving Loans	$______________	______%

EXHIBIT "B"

FORM OF BORROWING BASE CERTIFICATE

CIT BUSINESS CREDIT CANADA INC. **REPORT#:**
Borrowing Base Certificate **Date**______________________________

	Client: STELCO INC. #1115		ACCOUNTS RECEIVABLE As @	INVENTORY As @
	TOTAL COLLATERAL (line 8 of previous report)		$	$
2.	GROSS SALES (per attached report)	(+)	$__________	$__________
3.	CREDIT MEMOS (per attached report)............................	(-)	$__________	$__________
4.	INVENTORY CHANGE (per attached report)................	(+/-)	$__________	$__________
5.	MISC. ADJUSTMENT	(+/-)	$__________	$__________
6.	NET COLLECTIONS (per attached report)	(-)	$__________	$__________
7.	DISCOUNTS ALLOWED (per attached report)...............	(-)	$__________	$__________
8.	**A. TOTAL COLLATERAL (mixed $) per this report.....**		$__________	$__________
	B. US$ Exchange Increase...		$__________	$__________
	C. TOTAL COLLATERAL (CAD$) per this report........		$__________	$__________
9.	MONTHLY INELIGIBLES..	(-)	$__________	$__________
10.	TOTAL ELIGIBLE COLLATERAL (line 8C minus 9)......		$__________	$__________
	MAXIMUM AVAILABLE: (Revolving Limit)		$__________	
11.	Eligible Accounts Receivable at 85% of Line 10 **[subject to 35% of total Eligible Accounts Receivable for GM, Ford and Chrysler collectively and 15% for any one of GM, Ford and DaimlerChrysler individually]**	85%	$__________	
12.	Eligible Inventory at lesser of:			
	(i) 70% of Line 10	60%		$
	or (ii) 85% of Net OLV (_____%)***	___%		$
				$__________
13.	BORROWING BASE BEFORE AVAILABILITY RESERVES (line 11+12)...		$__________	
14.	TOTAL AVAILABILITY RESERVES		$__________	
15.	**BORROWING BASE (line 13 minus 14)**		$__________	

Client: STELCO INC. #1115		ACCOUNTS RECEIVABLE As @	INVENTORY As @
		CAD	USD
16. LOAN BALANCE (Previous Report)		$________	$________-
17. ADVANCES	(+)	$________	$________-
18. CHARGES OR CREDITS	(+/-)	$________-	$________-
19. NET COLLECTIONS..	(-)	$________-	$________-
20. NON A/R COLLECTIONS..	(-)	$________-	$________-
21. **A. REVOLVER LOAN BALANCE per this report.........**		$________	$________-
B. REVOLVER LOAN BALANCE IN CAD $		$________	

Pursuant to, and in accordance with, the terms and provisions of that Amended and Restated Exit Facility Credit Agreement (as further amended, supplemented or restated from time to time, "Agreement"), between CIT Business Credit Canada Inc. (the "Secured Party")as lender and agent for GE Canada Finance Holding Company, any other party who may become a lender thereunder (collectively, the "Lenders") and Stelco Inc. (the "Borrower"), the Borrower is executing and delivering to the Secured Party this Borrowing Base Certificate accompanied by supporting data (collectively referred to as "Report"). The Borrower warrants and represents to the Secured Party that this Report is true, correct, and based on information contained in the Borrower's own financial accounting records. The Borrower, by the executing of this Report, hereby ratifies, confirms and affirms as to the terms, conditions, and provisions of the Agreement, and further certifies on this ______ day of ________________, that the Borrower is in compliance with said Agreement.

*** **Net OLV is defined in the Agreement.**

AUTHORIZED SIGNATURE:________________________ DATE:__________________

EXHIBIT "C"

FORM OF OFFICER'S CERTIFICATE

TO: **CIT Business Credit Canada Inc., as lender and as agent for other lenders**

The undersigned, ________________ [TITLE], of STELCO INC. (the "**Company**"), pursuant to Section 4.1[(2)/(3)/(4)] of the amended and restated exit facility credit agreement dated ●, among the Company, CIT Business Credit Canada Inc., GE Canada Finance Holding Company, and any other party which may become a lender to the Company and the Company (the "**Exit Facility Credit Agreement**" (capitalized terms used herein and not otherwise defined having the meanings ascribed thereto in the Exit Facility Credit Agreement)), **DOES HEREBY CERTIFY** in his capacity as an authorized signing officer of the Company and not in his personal capacity that:

1. The financial statements attached hereto fairly and accurately represent the Company's financial condition at the end of the particular accounting period set out in such financial statements, as well as the Company's operating results during such accounting period, **[subject to year-end audit adjustments;]** and

2. During the accounting period set out in such financial statements:

   (i) there has been no Default or Event of Default under the Exit Facility Credit Agreement, **[Note to Draft: provided however, that if any such officer has knowledge that any such Default or Event of Default, has occurred during such period, the existence of and a detailed description of same shall be set forth in this paragraph]**;

   (ii) each of the representations and warranties made by the Credit Parties in the Exit Facility Credit Agreement or any other Loan Document is true and correct on and as of the date hereof as if made on and as of such date except for those representations and warranties which speak to a specific date which are true and correct as of such date;

   (iii) all payments required to have been made pursuant to applicable law (including the Stelco Pension Regulation) in respect of Canadian Pension Plans and the Pension Agreement have been made;

   (iv) the Company has not received any notice of cancellation with respect to any of its insurance policies which it is required to maintain or is contemplated pursuant hereto; and

   (v) the Company has not received any notice, nor has any event or circumstance occurred nor does any condition exist, that could reasonably be expected to result in a Material Adverse Effect.

IN WITNESS WHEREOF, the undersigned has executed this Officer's Certificate on behalf of the Company as of the _____ day of ________________, 200__.

Name: ●
Title: ●

EXHIBIT "D"

FORM OF BORROWING NOTICE

[Date]

CIT Business Credit Canada Inc.
207 Queen's Quay West, Suite 700
Toronto, Ontario M5J 1A7

Attention: Account Executive

Dear Sirs:

The undersigned, Stelco Inc. (the "**Borrower**"), refers to the amended and restated exit facility credit agreement dated ● (as further amended, supplemented or restated from time to time, the "**Credit Agreement**", the terms defined therein being used herein as therein defined) among the Borrower, the Administrative Agent and the Lenders, and gives you notice pursuant to Section 1.2 of the Credit Agreement that the Borrower requests an Accommodation under the Credit Agreement, and, in that connection, sets forth below the information relating to the Accommodation (the "**Proposed Accommodation**") as required by Section 1.2 and by Section [2.1][2.2] of the Credit Agreement:

1. The date of the Proposed Accommodation, being a Business Day, is ●.

2. The types of advances comprising the Proposed Accommodation are ●.[1]

3. The aggregate amount of the Proposed Accommodation is ●.[2]

4. The initial LIBOR Interest Period applicable to the Proposed Accommodation and the maturity date is ●.[3]

5. There has been no Default or Event of Default under the Credit Agreement. **[NTD: provided however, that if any such officer has knowledge that any such Default or Event of Default has occurred during such period, the existence of a detailed description of same shall be set forth in this paragraph].**

6. Each of the representations and warranties made by the Credit Parties in the Credit Agreement or any other Loan Document is true and correct on and as of the date hereof as if made on and as of such date except for those representations and warranties which speak to a specific date which are true and correct as of such date.

---

[1] Specify US Base Rate Loan, Canadian Prime Rate Loan or LIBOR Rate Loan.

[2] Specify the currency (Canadian Dollars or U.S. Dollars) in amounts permitted pursuant to Section 1.2.

[3] For a LIBOR Rate Loan specify either 1, 2, 3 or 6 months.

Yours truly,

STELCO INC.

By: ______________________________
Authorized Signing Officer

EXHIBIT "E"

FORM OF ELECTION NOTICE

[Date]

CIT Business Credit Canada Inc.
207 Queen's Quay West, Suite 700
Toronto, Ontario M5J 1A7

Attention: Account Executive

Dear Sirs:

The undersigned, Stelco Inc. (the "**Borrower**"), refers to the amended and restated exit facility credit agreement dated ● (as further amended, supplemented or restated from time to time, the "**Credit Agreement**", the terms defined therein being used herein as therein defined) among the Borrower, the Administrative Agent and the Lenders and gives you notice pursuant to Section 1.2 of the Credit Agreement that the Borrower elects to **[change one type of Accommodation to another type of Accommodation under the Credit Agreement] [continue a LIBOR Rate Loan for an additional LIBOR Interest Period]** and, in that connection, sets forth below the information relating to the election as required by Section 1.2 and by Section 2.2 of the Credit Agreement:

1. If the type of advance is to be changed:

    (a) The new type of Accommodation is ●;[1]

    (b) The date of such change, being a Business Day, is ●; and

    (c) The initial LIBOR Interest Period applicable to the Accommodation is ● days and the date on which the LIBOR Interest Period is to begin is ●.[2]

2. If the Accommodation is a LIBOR Rate Loan which is to continue as such for an additional LIBOR Interest Period, the subsequent LIBOR Interest Period applicable to such Accommodation is ● days and the date on which the LIBOR Interest Period is to begin is ●.[2]

---

[1] If the Accommodation is a Canadian Prime Rate Loan, the Borrower may elect to change it as of any Business Day to a U.S. Dollar Loan, in a principal amount equal to the Equivalent U.S. $ Amount of the Canadian Prime Rate Loan determined on the date of the change. If the Loan is a US Base Rate Loan, the Borrower may elect to change it as of any Business Day to (i) a Canadian Prime Rate Loan , in a principal amount equal to the Equivalent Can. $ Amount of the US Base Rate Loan determined on the date of the change, or (ii) a LIBOR Rate Loan. If the Loan is a LIBOR Rate Loan, the Borrower may elect to (i) change the LIBOR Rate Loan to (y) a Canadian Prime Rate Loan, in a principal amount equal to the Equivalent Can. $ Amount of the LIBOR Rate Loan on the date of the change, or (z) a US Base Rate Loan, or (ii) continue the LIBOR Rate Loan for an additional LIBOR Interest Period applicable to the LIBOR Rate Loan.

[2] If the new type of Accommodation is a LIBOR Rate Loan, or if a LIBOR Rate Loan is to continue, specify either 1, 2, 3 or 6 months.

3. There has been no Default or Event of Default under the Credit Agreement. **[NTD: provided however, that if any such officer has knowledge that any such Default or Event of Default has occurred during such period, the existence of a detailed description of same shall be set forth in this paragraph].**

4. Each of the representations and warranties made by the Credit Parties in the Credit Agreement or any other Loan Document is true and correct on and as of the date hereof as if made on and as of such date except for those representations and warranties which speak to a specific date which are true and correct as of such date.

Yours truly,

STELCO INC.

By: ______________________________

Authorized Signing Officer

EXHIBIT "F"

FORM OF DRAWING NOTICE

[Date]

CIT Business Credit Canada Inc.
207 Queen's Quay West, Suite 700
Toronto, Ontario M5J 1A7

Attention: Account Executive

Dear Sirs:

The undersigned, Stelco Inc. (the "**Borrower**"), refers to the amended and restated exit facility credit agreement dated ● (as further amended, supplemented or restated from time to time the "**Credit Agreement**", the terms defined therein being used herein as therein defined) among the Borrower, the Agent and the Lenders and gives you notice pursuant to Section 1.6 of the Credit Agreement that the Borrower requests a Drawing under the Credit Agreement, and, in that connection, sets forth below the information relating to such Drawing (the "**Proposed Drawing**") as required by Section 1.6 and by Section **[2.1/2.2]** of the Credit Agreement:

1. The Drawing Date of the Proposed Drawing, being a Business Day, is ●.

2. The aggregate Face Amount of Drafts to be accepted and purchased is Cdn. $●.[1]

3. The maturity date for the Drafts is ●, representing a term to maturity of approximately ● days.[2]

4. **[In the case of a conversion, insert principal amount and the particulars of the type of Accommodation to be converted.]**

5. There has been no Default or Event of Default under the Credit Agreement. **[NTD: provided however, that if any such officer has knowledge that any such Default or Event of Default has occurred during such period, the existence of a detailed description of same shall be set forth in this paragraph].**

6. Each of the representations and warranties made by the Credit Parties in the Credit Agreement or any other Loan Document is true and correct on and as of the date hereof as if made on and as of such date except for those representations and warranties which speak to a specific date which are true and correct as of such date.

---

[1] Specify a minimum of $1,000,000 and an integral multiple of $100,000.

[2] Specify either 30, 60, 90 or 180 days.

Yours truly,

STELCO INC.

By: ______________________________

Authorized Signing Officer

EXHIBIT "G"

AGREEMENT BETWEEN THE CO-COLLATERAL AGENTS

Immediate Co-Collateral Agent Rights:

- GE as Co-Collateral Agent is allowed to attend field examinations.
- All reporting sent to CIT shall also go directly to GE. Either Co-Collateral Agent may directly request specific reporting with respect to Sections 4.1(1), (2), (3), (4) and (11) of this Agreement.
- No annual fee to GE as Co-Collateral Agent except as specifically set forth in the Financing Agreement.

Without restriction to the Administrative Agent's rights hereunder, upon (a) Line Availability being less than $100,000,000, or (b) the occurrence of an Event of Default, the Co-Collateral Agents will have the following additional rights which may be exercised until such time as Line Availability is greater than or equal to $150,000,000 if calculated on a 90 day rolling average, and during such 90 day period, at no time has Line Availability been less than $125,000,000:

- Ability to implement Availability Reserves.
- Ability to use their discretion as it relates to Eligible Accounts Receivable and Eligible Inventory.

If either Co-Collateral Agent proposes an adjustment or revision to Availability Reserves or Eligible Accounts Receivable or Eligible Inventory as permitted by this Exhibit "G", or exercising a right or makes any other proposal regarding a determination or action which may be made by the Co-Collateral Agents pursuant to this Agreement, and the Co-Collateral Agents collectively cannot agree on such adjustment, revision or action, the final determination shall be made by the individual Co-Collateral Agent asserting the more conservative credit judgment, such credit judgment to be exercised in good faith.

SCHEDULES

- Schedules have been deleted for confidentiality purposes -

106

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Semi-Annual Interest Rate for Stelco's Floating Rate Notes

HAMILTON, ON, March 29 /CNW/ - Stelco Inc. (TSX:STE) today announced that, for the period from March 31, 2007 to September 29, 2007 inclusive, the rate of interest per annum for Stelco's floating rate notes due 2016 will be 10.82%. The foregoing interest rate, which has been established in accordance with the terms of the indentures governing the floating rate notes, is subject to adjustment in certain circumstances as provided for in such indentures.

About Stelco

Stelco is one of Canada's largest steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.

%SEDAR: 00001549E

/For further information: J. Kenneth Rutherford, Chief Financial Officer, Stelco Inc., (905) 528-2511, Extension 2022/
(STE.WT. STE.)

CO: Stelco Inc.

CNW 16:39e 29-MAR-07

107

STELCO INC.

ANNUAL INFORMATION FORM

March 30, 2007

stelco

TABLE OF CONTENTS

ANNUAL INFORMATION FORM

This annual information form (this "Annual Information Form") of Stelco Inc. ("Stelco") contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this Annual Information Form. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including steel imports into Canada; employee matters, including staffing levels, the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar, steel pricing and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension and other benefit contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this Annual Information Form.

1. CORPORATE STRUCTURE

Stelco Inc. ("Stelco" or the "Corporation") is a corporation amalgamated and existing under the *Canada Business Corporations Act* (the "CBCA"). Its registered and principal office is located at 386 Wilcox Street, Hamilton, Ontario, Canada L8N 3T1. Stelco came into existence as The Steel Company of Canada, Limited in 1910. The Corporation was continued under the CBCA by certificate of continuance dated June 27, 1980.

In connection with the emergence of Stelco from protection under the *Companies' Creditors Arrangement Act* on March 31, 2006 (see "General Development of the Business – CCAA Filing"), on March 31, 2006 Stelco filed articles of reorganization under the CBCA. Pursuant to the articles of reorganization, each former Series A and B voting common share of Stelco was exchanged for 0.000001 of a new redeemable share. The redeemable shares were then redeemed and cancelled on March 31, 2006 for nil consideration. The articles of reorganization also changed the authorized share capital of the Corporation to consist of an unlimited number of preferred shares, issuable in series, an unlimited number of common shares and an unlimited number of redeemable shares (see "Description of Capital Structure"), changed the number of directors of the Corporation to nine and provided that directors of the Corporation will be elected from time to time by "cumulative" voting. Also on March 31, 2006, articles of arrangement were filed under the CBCA. The articles of arrangement and the attached plan of arrangement provided for the reorganization of Stelco's business, with specific assets and liabilities being transferred into nine separate limited partnerships. Upon implementation of this reorganization, Stelco became the parent company and limited partner of these limited partnerships, with the general partner of each limited partnership being a wholly owned subsidiary of Stelco. On June 23, 2006, articles of amendment were filed under the CBCA to increase the number of directors of the Corporation to 10 directors.

The structure of Stelco and its principal subsidiaries and affiliated entities is set forth in the chart below. In this Annual Information Form, the terms "Stelco" and the "Corporation" include the subsidiaries and affiliated entities of Stelco Inc., where appropriate.



Stelco Inc. (Can.)
100%
Hamilton Steel GP Inc. (Can.)
Lake Erie Steel GP Inc. (Can.)
Hamilton Coke GP Inc. (Can.)
Lake Erie Coke GP Inc. (Can.)
HMLTN Energy GP Inc. (Can.)
Lake Erie Energy GP Inc. (Can.)
HLE Mining GP Inc. (Can.)
Hamilton Land GP Inc. (Can.)
Lake Erie Land GP Inc. (Can.)
The Stelco Plate Company Ltd. (Can.)
Stelco USA, Inc. (Del.)
Hamilton Steel Limited Partnership (Ont.)
Lake Erie Steel Limited Partnership (Ont.)
Hamilton Coke Limited Partnership (Ont.)
Lake Erie Coke Limited Partnership (Ont.)
HMLTN Energy Limited Partnership (Ont.)
Lake Erie Energy Limited Partnership (Ont.)
HLE Mining Limited Partnership (Ont.)
Hamilton Land Limited Partnership (Ont.)
Lake Erie Land Limited Partnership (Ont.)
Lake Erie Slab Company Inc. (Ont.)
50%
60%
742784 Ontario Inc. (Ont.)
Baycoat Limited (Can)
Z-Line Company (Ont)
D.C. Chrome Limited (Ont.)
Baycoat (Ont.)
44.6%
Wabush Mines (Que.)
Arnaud Railway Company (Que.)
Wabush Lake Railway Company Ltd. (Alta.)
26.0%
Knoll Lake Minerals Limited (Can.)
22.3%
Northern Land Company Limited (Nfld.)
7.6%
Twin Falls Power Corporation Ltd. (Can.)
Stelco Holding Company (Del)
Stelco Coal Company (Penn.)
Ontario Hibbing Company (Minn.)
Ontario Tilden Company (Mich.)
15%
Tilden Mining Company, LLC (Mich.)
24.1%
Hibbing Development Company (Minn.)
33.3%
6.7%
Hibbing Taconite Company (Minn.)
Legend
Corporation
Limited Partnership
General Partnership
Joint Venture
Share Interest
Limited Partner Interest
General Partner Interest

2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 CCAA Filing

In early 2004, after a thorough financial and strategic review, Stelco concluded that it faced a serious viability issue. The Corporation had incurred significant operating and cash losses in 2003 and believed that it would have exhausted available sources of liquidity before the end of 2004 if it did not obtain legal protection and other benefits provided by a Court-supervised restructuring process. Accordingly, on January 29, 2004, Stelco and certain related entities filed for protection under the *Companies' Creditors Arrangement Act* (the "CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice granting it creditor protection. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The Canadian proceedings included Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and Stelwire Ltd. ("Stelwire"), which were collectively referred to as the "Applicants". The U.S. proceedings included Stelco, Stelpipe, and Stelwire. The Corporation's other subsidiaries and joint ventures were not included in the proceedings.

2.2 Disposition of Non-Core Assets and Subsidiaries

Non-Core Assets Sold

As part of the Corporation's overall effort to restructure operations, simplify processes and rationalize non-core resources as part of its CCAA restructuring, a number of assets idled prior to or during CCAA were sold, including:

(i) *CHT Steel* – The Corporation announced the closure of CHT Steel, a wholly owned subsidiary located in Richmond Hill, Ontario, in the first quarter of 2004. CHT Steel processed plate sourced from the Stelco Hamilton plate mill. The property, plant and equipment were sold in several transactions during 2004 for net proceeds of $4 million.

(ii) *Stelpipe 16" Pipe Mill* – Stelpipe's 16" pipe mill assets, which had been idled since 1998, were sold during the fourth quarter of 2004 for net proceeds of $1 million.

(iii) *Stelco Hamilton Plate Mill* – The plate mill equipment of The Stelco Plate Company Ltd. was idled during the fourth quarter of 2003 and sold during the second quarter of 2005 for net proceeds of $23 million.

(iv) *Stelco Hamilton Tin Mill* – Stelco's tin mill assets were idled in 1995. Certain of these assets were sold for net proceeds of $1 million during the fourth quarter of 2005.

(v) *Stelpipe Assets* – Stelpipe is a wholly owned subsidiary of Stelco that manufactured a number of pipe and tubular products. The Corporation sold substantially all of Stelpipe's assets to Lakeside Steel Corporation, a wholly owned subsidiary of Romspen Investment Corporation in the fourth quarter of 2005. The amount of the final purchase price is subject to a dispute with the purchaser relating to assumed liabilities and working capital amounts. The dispute is expected to be submitted to an arbitration process.

(vi) *Stelco Hamilton Rod Mill* – Stelco's No. 2 rod mill was closed in the third quarter of 2004. The property plant and equipment were sold in the fourth quarter of 2006 for net proceeds of $18 million.

Non-Core Subsidiaries Sold

All the businesses that comprised Stelco's manufactured products and mini-mill segments were determined to be non-core businesses upon the conclusion of a strategic review completed in 2004 and were sold during various transactions while Stelco was under CCAA protection.

(i) *Welland Pipe* – The operations of this wholly owned subsidiary of Stelco, which manufactured large-diameter pipe products, were permanently closed in the first quarter of 2003. The principal

assets of Welland Pipe were two pipe mills, a spiral weld and U and O pipe mill. These mills were sold in separate transactions during 2004 and 2005 for net proceeds of $10 million.

(ii) *Camrose Pipe Company Partnership* – Camrose Pipe Company Partnership was a partnership which manufactured small and large diameter pipe. The Corporation held a 40% interest in this partnership. The Corporation sold its interest in this partnership to Canadian National Steel Corporation in the second quarter of 2005 for net proceeds of $22 million.

(iii) *AltaSteel Ltd.* – AltaSteel Ltd. was a wholly owned subsidiary of Stelco that produced grinding rod, merchant quality and special quality bars, and ballstock. The Corporation sold the shares of AltaSteel, which included its 50% investment in both MOLY-COP Canada and GenAlta Recycling Inc., to Moly Cop Steel Inc., an affiliate of Scaw International Sarl., in the first quarter of 2006 for net proceeds of $78 million.

(iv) *Norambar Inc.* – Norambar Inc. was a wholly owned subsidiary of Stelco that manufactured billets, automotive leaf spring, flat bars, rebar, merchant quality and special quality bars, and railway related products.

Stelwire Ltd. – Stelwire was a wholly owned subsidiary of Stelco that was one of North America's largest producers of steel wire and wire products.

Stelfil Ltée – Stelfil Ltée was a wholly owned subsidiary of Stelco that produced wire and wire products.

The Corporation sold the shares of these subsidiaries to Mittal Canada Inc. during the first quarter of 2006 for net proceeds of $31 million.

Effective December 30, 2006, Stelpipe, Welland, CHT Steel and Stelcam Holdings Inc., the latter of which formerly held the Corporation's interest in Camrose Pipe Company Partnership, were wound up into Stelco Inc.

2.3 Emergence from CCAA

At the end of the day on March 31, 2006, the Applicants implemented the Third Amended and Restated Plan of Arrangement and Reorganization (the "CCAA Plan"), as approved by the Ontario Superior Court of Justice on January 20, 2006, and emerged from CCAA protection. Also, on March 31, 2006, a plan of arrangement under the CBCA that involved the Corporation (the "CBCA Plan") was implemented. In accordance with the CBCA Plan, the Stelco's business was reorganized, with specific assets and liabilities being transferred into nine separate limited partnerships. Upon implementation of this reorganization, Stelco became the parent company and limited partner of these limited partnerships, with the general partner of each limited partnership being a wholly owned subsidiary of Stelco.

Treatment of Stakeholders Compromised under the CCAA Plan

Under the CCAA Plan, the claims of the unsecured creditors (the "Affected Creditors") were not satisfied in full by the consideration distributed under the CCAA Plan. The final accepted Affected Creditor claims of $547 million were settled in exchange for the following:

(i) new secured floating rate notes ("FRN's") in the aggregate principal amount of US$235 million;

(ii) 6,364,000 new common shares of Stelco ("Common Shares"), 1,100,000 of which were prorated among all Affected Creditors and 5,264,000 of which were prorated based on amounts elected through a share election process;

(iii) cash of $108,548,000; and

(iv) warrants ("Warrants") to purchase an aggregate of 1,418,500 Common Shares at an exercise price of $11.00 per Common Share for a term of seven years.

As part of the CCAA reorganization, each former Series A and B voting common share of Stelco was exchanged for 0.000001 of a new redeemable share of the Corporation. The redeemable shares were then redeemed and cancelled on March 31, 2006 for nil consideration.

Plan Sponsor Agreement

Upon implementation of the CCAA Plan, Common Shares were issued to the Affected Creditors and to Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa" and, together with Tricap and Sunrise, the "Plan Sponsors"). The Plan Sponsors acquired their equity interests for cash pursuant to a plan sponsor agreement between the Corporation and the Plan Sponsors. Pursuant to the plan sponsor agreement, the Equity Sponsors agreed to purchase an aggregate of 19,736,000 Common Shares at a price of $5.50 per Common Share for proceeds of $108,548,000. These funds were used for the cash distribution to Affected Creditors under the CCAA Plan.

Pension Plan Funding Arrangements

On March 31, 2006, the Corporation, the Province of Ontario and the Superintendent of Financial Services of Ontario, together with certain of the newly formed limited partnerships, entered into a pension funding agreement (the "Pension Agreement") that sets out funding requirements with respect to Stelco's four main pension plans. The purpose of the Pension Agreement is to transition the four main plans from the section 5.1 election of Regulation 909 of the *Pension Benefits Act* (Ontario) (the "PBA"), which had exempted the four main plans from funding of the solvency deficiencies under the plans in exchange for higher pension benefit guarantee fund payments, to the general regulatory requirements of the PBA by no later than January 1, 2016.

The key terms of the Pension Agreement are as follows:

(i) Stelco was obligated to make an initial up-front payment of $400 million to its four main pension plans less any contributions to the plans already made in 2006. As a result, Stelco made a $382 million payment to the plans on March 31, 2006.

(ii) Stelco is required to fund its four main pension plans in the following amounts in the years subsequent to December 31, 2005:

Years 1 – 5: $65 million per year ($32.5 million in 2006), payable monthly, commencing July 1, 2006; and

Years 6 – 10: $70 million per year, payable monthly.

(iii) Stelco is required to make additional pension plan payments to fund any solvency deficiency in Stelco's four main pension plans if Stelco generates free cash flow in excess of certain minimum thresholds as set out in the Pension Agreement, subject to Stelco having more than a minimum liquidity amount.

(iv) Stelco is not required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015, provided that any future benefit improvements required to be funded in accordance with the PBA will be in addition to the funding payments outlined above.

Province Note

In accordance with the Pension Agreement, the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Note") and Warrants to purchase 851,100 Common Shares. The Note is unsecured and is repayable on December 31, 2015 (subject to an extension to March 31, 2016 in certain circumstances) in cash or, at the option of Stelco, by the delivery of an equivalent value in Common Shares. The Note is subject to a 75 per cent discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date of the Note and provided there is no event of default under the Note. The Note bears an interest rate of 1% per annum, payable semi-annually in cash or, at the option of Stelco, by delivering Common Shares.

Corporate Reorganization

On February 14, 2006, the Ontario Superior Court of Justice approved the reorganization of Stelco's business pursuant to the CBCA Plan. On March 31, 2006, the CBCA Plan was implemented and Stelco's business was reorganized, with specific assets and liabilities being transferred into nine separate limited partnerships: Hamilton Steel Limited Partnership, Hamilton Coke Limited Partnership,

Hamilton Land Limited Partnership, HLE Mining Limited Partnership, HMLTN Energy Limited Partnership, Lake Erie Steel Limited Partnership, Lake Erie Coke Limited Partnership, Lake Erie Land Limited Partnership and Lake Erie Energy Limited Partnership. Upon implementation of this reorganization, Stelco became the parent company and limited partner of these limited partnerships, with the general partner of each limited partnership being a wholly owned subsidiary of Stelco.

Change in Management Team

Upon emergence from CCAA, the board of directors of Stelco appointed Rodney Mott as President and Chief Executive Officer of Stelco. Courtney Pratt, Stelco's former President and Chief Executive Officer, was appointed as Chairman of Stelco.

Mr. Mott is a North American steel industry veteran with over 30 years of experience in the business. Prior to joining Stelco, Mr. Mott was President and Chief Executive Officer of International Steel Group Inc. until its sale to Mittal Steel Company in April 2005. He has also held senior roles in United States Steel Corporation, Nucor Corporation, Lone Star Steel Company and Pechiney Rolled Products, LLC.

Upon assuming office, Mr. Mott appointed a number of officers with backgrounds at International Steel Group Inc. and Nucor Corporation to head up certain key areas of Stelco's business including:

Bill McKenzie, who was appointed as Vice President, as well as General Manager of Hamilton Steel Limited Partnership;
Jerome Nelson, who was appointed Vice President, Sales and Marketing;
Karen Smith, who was appointed Vice President, Human Resources; and
Gordon Spelich, who was appointed Vice President, Business Development and Strategic Planning.

In addition, a number of other appointments were made to the management team during 2006, including:

Ken Rutherford, who was appointed Chief Financial Officer;
Peter Knocke, who was appointed Vice President, as well as General Manager of Lake Erie Steel Limited Partnership;
Mike McQuade, who was appointed Vice President, Finance;
Gary Seichter, who was appointed Vice President, Corporate Controller; and
Chad Hutchison, who was appointed General Counsel and Corporate Secretary.

Labour Contracts

The Lake Erie Steel labour contract with Local 8782 of the United Steelworkers ("USW") expired on July 31, 2004. The bargaining unit employees continued to work after the labour contract expired. A new labour contract was ratified on January 18, 2006 and will continue in effect until July 31, 2009.

The Hamilton Steel labour contract with USW Local 1005 was set to expire on July 31, 2006, but was renewed on June 16, 2006. The new contract took effect August 1, 2006 and will expire on July 31, 2010.

Operational Restructuring

Stelco's focus since emerging from CCAA protection on March 31, 2006 has been on an operational restructuring which includes the following initiatives:

(i) Implementation of productivity improvement initiatives which resulted in the reduction of the labour force. Through these initiatives voluntary programs were offered to both hourly and salary employees providing for their early retirement from the Corporation. A total of 280 hourly and 282 salary employees elected to participate in these plans. This action combined with normal attrition has reduced the workforce from 4,954 on March 31, 2006 to 4,243 on December 31, 2006. With an additional 192 employees whose last day worked was in January 2007, the total work force has been reduced to 4,051 as of January 31, 2007, which reduction is expected to provide an annualized wage savings of approximately $65 million. This reduction has not negatively affected productivity or the quality of products or services.

(ii) Implementation of a new business model focused on utilizing a de-centralized approach to simplify the management of the business and eliminate wasted efforts and redundant processes. Benefits are expected to be realized in scheduling, purchasing, information systems and operations.

(iii) Reducing operating costs, improving product flow and reducing inventories by simplifying material handling, reducing product offerings and minimizing outside processing programs.

(iv) A significant reduction in work-in-process and finished goods inventories which offset working capital requirements from the seasonal increase in raw material volumes.

(v) Optimizing capital by only selecting projects that are required to sustain operations or provide a pay back within a relatively short period of time. Stelco's annual capital plan was reduced from a projected $250 million to $150 million for 2006.

(vi) Reducing general overhead and administrative costs by redefining requirements and focusing on improving processes.

The major components of the operational restructuring are now complete and are expected to lead to increased volumes, revenue growth, lower costs and improved productivity.

3. DESCRIPTION OF THE BUSINESS

3.1 Integrated Steelmaking Facilities

Stelco has two integrated steelmaking facilities – a facility in Hamilton, Ontario and one in Nanticoke, Ontario. In 2006, Stelco's integrated steelmaking facilities produced approximately 3,630,000 tons of semi-finished steel.

Coal/coke and iron ore are two basic raw materials required for the production of steel. Metallurgical coal is supplied to Stelco from outside suppliers, mainly located in West Virginia and Pennsylvania in the United States and British Columbia in Canada. Coke is manufactured in coke ovens from metallurgical coal. The Corporation manufactures approximately 85% of its coke requirements through coke ovens at each of its integrated steelmaking facilities. Approximately 90% of the Corporation's total iron ore requirements are secured by its ownership interest in mining properties (see "– Iron Ore Interests" below). The balance of the Corporation's coke and iron ore requirements are purchased on the open market. The Corporation operations also require a substantial amount of other raw materials and energy, including scrap, limestone, air, natural gas and electricity, which are sourced from market participants through both contracts and spot purchases and is subject to availability and prices fluctuations (see "- Risks Factors" below).

Hamilton Steel Limited Partnership

Hamilton Steel Limited Partnership ("Hamilton Steel LP"), the interests in which are directly and indirectly wholly owned by Stelco, owns and operates an integrated steelmaking facility in Hamilton, Ontario ("Hamilton Steel"). Its operations are situated on approximately 900 acres, including harbour facilities. Its location on Lake Ontario provides favourable access to raw material sources in Canada and the United States via water-borne transportation. In addition, its location provides ready access via water, rail and highway transportation to steel-consuming markets in Canada and the United States. Approximately 2,800 people were employed at this location as at December 31, 2006. The hourly employees are unionized and are represented by USW Local 1005. The labour contract with USW Local 1005 was set to expire on July 31, 2006, but was renewed on June 16, 2006. The new contract took effect August 1, 2006 and will expire on July 31, 2010.

Hamilton Steel has six principal areas of operations: (i) cokemaking operations, (ii) ironmaking operations (iii) steelmaking and casting operations, (iv) bloom and billet and bar mill operations, (v) hot strip rolling and pickling operations, and (vi) cold rolling and coating operations. A chart illustrating the manufacturing process at Hamilton Steel is set out below.

Hamilton Manufacturing Process

Part 1 **Part 2**


Coal
Billets
Slabs
Reheat Furnace
Hot Strip Mill
Hot Rolled Coils
Pickle Lines
Pickled and Oiled Coils
4-Stand and 5-Stand Mill
Cold Rolled Coils
Galvanizing Lines
Coated Coils
Bar Mill
Bars

Slabs

Facilities used at Hamilton Steel in the production of semi-finished steel include an 83-oven coke oven battery, a pulverized coal injection facility, a blast furnace, a sinter plant, a three-vessel basic oxygen furnace shop and a ladle metallurgy/continuous casting complex with one slab caster and one combination slab/bloom caster. Annual semi-finished steelmaking capacity is 2.6 million tons.

Steel slabs and blooms produced are used at Hamilton Steel in the production of sheet and bar products. In addition, slabs are shipped to Lake Erie Steel Limited Partnership's facilities for hot rolling or can be sold to third parties.

Hot Rolled

Slabs for flat rolled products are hot-processed through a 56-inch coilbox-equipped hot strip mill with annual capacity of 1.5 million tons or are shipped to Lake Erie Steel Limited Partnership's facilities for conversion through its 80-inch hot strip mill. A significant portion of hot rolled sheet output is further processed at the cold rolling and coating facilities at Hamilton Steel.

Principal markets for hot rolled sheet are the automotive sector, pipe and tubular products manufacturers and steel service centres.

Cold Rolled and Coated

Hamilton Steel has a four-stand cold reduction mill with an annual capacity of 1.5 million tons. Other facilities include two pickling lines, a batch annealing facility, two temper mills and two hot-dipped galvanizing lines. Hamilton Steel also provides management and operating services to the Z-Line Company, a hot-dipped galvanizing/galvannealing joint venture (see "Steel Processing – Z-Line Company" below).

Hamilton Steel is a supplier of cold rolled and coated sheet products to the North American market. Coated sheet products include galvanized and prepainted sheet. Prepainted sheet is produced at Baycoat Limited Partnership (see "Steel Processing – Baycoat Limited Partnership" below).

Principal markets for cold rolled and coated products in North America are the automotive, construction, appliance and steel service centre sectors.

Bar

Cast blooms for bar products are hot-processed through a bloom and billet mill to produce billets, which are then processed through a bar mill. The annual capacity of the mill is 450,000 tons.

The principal market for bar products in North America is the automotive sector.

Lake Erie Steel Limited Partnership

Lake Erie Steel Limited Partnership ("Lake Erie Steel LP"), the interests in which are directly and indirectly wholly owned by Stelco, owns and operates an integrated steelmaking facility in Nanticoke, Ontario ("Lake Erie Steel") which was commissioned in stages from 1980 to 1983. It is situated on 6,600 acres on the north shore of Lake Erie, approximately 65 kilometres from Hamilton, in a predominantly rural location. Included in this acreage is a 2,500-acre industrial park and a woodlot preserve which forms a buffer zone on the north side of this facility. Its location provides favourable access to raw material sources via water-borne transportation. Its location also provides ready access via highway transportation to steel-consuming markets in Canada and the United States. At December 31, 2006 Lake Erie Steel employed approximately 1,300 people. The hourly employees are unionized and are represented by USW Local 8782. A new labour contract with USW Local 8782 was ratified on January 18, 2006 and will continue in effect until July 31, 2009.

Lake Erie Steel has four principal areas of operations: (i) cokemaking operations, (ii) ironmaking operations (iii) steelmaking and casting operations, and (iv) hot strip rolling operations. A chart illustrating the manufacturing process at Lake Erie Steel is set out below.

Lake Erie Manufacturing Process


Part 1
Iron Ore
Coal
Limestone
Coke Oven
Blast Furnace
Recycled Steel
Basic Oxygen Furnace
Steel Refining Facility
Continuous Casting
Slabs
Part 2
Slabs
Reheat Furnace
Hot Strip Mill
Hot Rolled Coils

Slabs

Primary production facilities at Lake Erie Steel include a 45-oven coke oven battery, a blast furnace, a two-vessel basic oxygen furnace shop, a vacuum degasser, a ladle trim station and a

twin-strand slab caster. Annual semi-finished steelmaking capability is 2.6 million tons, all in the form of slabs.

Hot Rolled

Slabs sourced from both Lake Erie Steel and Hamilton Steel for flat rolled products are rolled on a coilbox-equipped, 80-inch hot strip mill. A number of upgrades have been installed over the past few years aimed at improving the quality and capacity of the mill, including the addition of a fourth reheat furnace, the installation of a more powerful rougher motor and the addition of a sixth finishing stand. These upgrades are expected to increase the annual capacity of this mill by this mill by 700,000 tons to an annual capacity of 3.7 million tons.

Lake Erie Steel is focused on the production and sale of high-quality hot rolled sheet. Principal markets for hot rolled sheet products in North America are the automotive sector, steel service centres and pipe and tubular products manufacturers.

3.2 Steel Processing

Z-Line Company

Hamilton Steel LP owns 60% of the Z-Line Company, a partnership which owns and operates a galvanizing line located within Hamilton Steel's facilities. The Z-line, which has an annual capacity of 430,000 tons, is a toll coating facility that zinc coats cold rolled sheets for Hamilton Steel for a wide variety of demanding applications, primarily automotive. The remainder of the interest in Z-Line Company is owned by Metal One Canada Corporation.

Baycoat Limited Partnership

Hamilton Steel LP owns 50% of Baycoat Limited Partnership ("Baycoat"). Baycoat applies a variety of paint finishes to flat rolled steel coils at its facility in Hamilton, Ontario. Baycoat currently operates three coil-coating lines each equipped to coat cold rolled or galvanized substrates with a variety of exterior and interior paint systems. Upon commissioning of a recently upgraded line, Baycoat intends to close a less efficient line and operate only with two lines. Annual capacity of these two lines is expected to be approximately 280,000 tons. Baycoat's customers are its owners, Hamilton Steel LP and Dofasco Inc. The primary market for these products are the construction, manufacturing and other sectors. At December 31, 2006, Baycoat employed approximately 200 hourly and salaried personnel.

D.C. Chrome Limited

Hamilton Steel LP owns 50% of D.C. Chrome Limited ("D.C. Chrome"). The remaining interest in D.C. Chrome is owned by The Court Group of Companies Limited.

D.C. Chrome operates a plant in Stoney Creek, Ontario which textures and chromium plates work rolls used in the cold rolling of steel at Hamilton Steel as well as for other customers and the grinding and chroming of steel shafts used in manlifts. Approximately 30 people were employed by D.C. Chrome at December 31, 2006.

Stelco USA, Inc.

Stelco USA, Inc. ("Stelco USA"), a wholly owned subsidiary of Stelco, is located in Troy, Michigan. Stelco USA purchases the products of Stelco's businesses for the purposes of further processing and warehousing in the United States prior to shipment to the final customer.

3.3 Iron Ore Interests

Stelco secures approximately 90% of its iron ore requirements for its integrated steelmaking facilities through its ownership interest in the following mines and related supply agreements.

Tilden Mine

Through its indirect ownership interest in Tilden Mining Company, LLC, Stelco owns a 15% interest in the Tilden mine which is located on the Marquette Iron Range in Michigan's Upper Peninsula, approximately five miles south of Ishpeming, Michigan. The Tilden mine has been in operation since 1974 and has an annual plant capacity of 7.8 million tons. Stelco's other partner is Cleveland-Cliffs Inc. ("Cleveland-Cliffs"), which manages the mine. Each partner takes its share of production pro rata in

accordance with its ownership interest. Provisions in the partnership agreement allow additional or reduced production to be delivered to partners under certain circumstances. Cleveland-Cliffs owns all of the ore reserves at the Tilden mine and leases them to the Tilden Mining Company, LLC. As at December 31, 2006 approximately 700 people were employed at the Tilden mine. All bargaining unit employees are represented by the United Steelworkers of America.

Railroads link the Tilden mine with Lake Michigan at the loading port of Escanaba, Michigan and with the Lake Superior loading port of Marquette, Michigan.

Hibbing Mine

Through its indirect ownership interest in Hibbing Taconite Company, Stelco owns a 14.7% interest in the Hibbing mine which is located in the centre of Minnesota's Mesabi Iron Range, approximately ten miles north of Hibbing, Minnesota and five miles west of Chisholm, Minnesota. The Hibbing mine has been in operation since 1976 and has an annual plant capacity of 8.2 million tons. Stelco's other partners are Cleveland-Cliffs (23%) and Mittal Steel USA (62.3%). Cleveland-Cliffs manages the mine. Each partner takes its share of production pro rata in accordance with its ownership interest. Provisions in the joint venture agreement allow additional or reduced production to be delivered to partners under certain circumstances. From the Mesabi Range, Hibbing pellets are transported by rail to a ship-loading port at Superior, Wisconsin. At December 31, 2006, there were approximately 700 employees at the Hibbing mine. All bargaining unit employees are represented by the United Steelworkers of America.

Wabush Mines

Stelco owns an indirect 44.6% interest in the Wabush mine and concentrator which are located in Wabush, Labrador, Canada, and a pellet plant which is located in Pointe Noire, Quebec, Canada. The Wabush mine has been in operation since 1965 and has an annual plant capacity of 6 million tons. Cleveland-Cliffs manages the mine. Cleveland-Cliffs has a 26.8% interest and Dofasco Inc. has a 28.6% interest in the mine. As at December 31, 2006, approximately 800 people were employed. All bargaining unit employees are represented by the United Steelworkers of America.

At the Wabush mine, concentrates are shipped by rail to Pointe Noire where they are pelletized for shipment via vessel to Canada, the United States and other international destinations or shipped as concentrates for sinter feed to Europe.

Mine Facilities

Each of the foregoing mines has crushing, concentrating and pelletizing facilities. The facilities at each site are in satisfactory condition, requiring routine capital and maintenance expenditures on an ongoing basis.

The Tilden, Hibbing and Wabush mines are all open pit mines. Additional pit development is underway at each mine in accordance with long-range mine plans. Drilling programs are conducted periodically for the purpose of refining guidance related to ongoing operations.

Geologic models are developed for all mines to define the major ore and waste rock types. Computerized block models are then constructed that include all relevant geologic and metallurgical data. These are used to generate grade and tonnage estimates, followed by detailed mine designs.

Each of the mines has a legal responsibility for site restoration and reclamation of the iron ore properties upon the conclusion of its useful life. A mine's useful life is generally measured by its depletion rate relative to its remaining economical iron ore reserves. The period over which these obligations are expected to be settled ranges from 2013 – 2050.

3.4 Research, Technology and Product Development

Research and Development

Stelco spent $3.6 million on scientific research and experimental development activities in 2006. Research activities are focussed on new product development and continuous improvement of existing products to increase productivity and product quality and reduce manufacturing cost. New product development of several advanced automotive grades of sheet steel was undertaken with a patent application being filed for one of the new advanced high strength steels. Automotive product developments were focused on dual phase and stretch-flangeable steel for both hot rolled and zinc

coated product applications. Stelco also worked to develop more robust product and processing practices for hot rolled impact critical grades for linepipe including a new grade of X80 linepipe steel. Technology development was also focused on investigating potential alternative surface treatment systems for customers requiring products compliant with the European Union's Restriction of Hazardous Substance (RoHS) legislation.

Stelco continues to support the McMaster University Steel Research Centre and was instrumental in the establishment and ongoing funding of the Stelco/NSERC Chair in Steel Product Applications. The McMaster University research program on coated steel processes and products, under the direction of Dr. J. R. McDermid, supplements Stelco's own research in this area. An integral part of this initiative is a multi-purpose coating simulator supporting specialized research on galvanizing and galvannealing of Advanced High Strength Steels required by the automotive industry.

Stelco is a major supplier of hot rolled bar in coil and straights for the manufacture of helical springs. The continuing growth of our high strength micro-alloyed grade, StelRMM, as a material solution in the production of lighter weight coil springs has provided Stelco with a competitive advantage in the automotive suspension spring steel market.

Stelco has implemented a new fuel injection technology at its Lake Erie Steel Blast Furnace which has resulted in savings and improved productivity.

New Products

Stelco's Cold Rolled & Coated Division continued to support commercialization of recently launched products including a new grade of dent-resistant bake-hardenable steel for automotive applications.

Stelco's Bar Division is continuing their development work on the design of new micro-alloyed spring steel grades to satisfy more stringent automotive requirements. This new generation of micro-alloyed spring grade will provide enhanced corrosion resistance while continuing to incorporate higher operating stresses in the design of suspension components.

Products and Processes Under Development

To meet automotive industry demands for advanced high strength steel, Stelco is developing sheet grades and hot-form die-quench steels. Stelco is also developing stretch-flangeable hot rolled for wheel and frame applications and developing more robust product and process practices for hot rolled impact critical grades for linepipe.

Stelco is a major supplier of hot rolled bar in coil form for the manufacture of helical springs. Development of new processing techniques for hot rolled bar in coil form is underway to provide improved surface quality and microstructures for cold drawn automotive helical coil spring rounds. In addition, Stelco is commissioning the hot eye surface inspection technology in both its Hamilton bloom and bar mills.

At Stelco Hamilton's BOF, progress continues with the development and demonstration of Techint's Goodfellow EFSOP™ system for use in BOF steelmaking to improve energy efficiency and decrease greenhouse gas emissions.

3.5 Economic Dependence

A substantial portion of Stelco's business is reliant upon the automotive sector through direct sales into this sector or through indirect sales to the steel service centres that service this market sector.

The following table sets out direct steel shipments from Stelco's steel-producing businesses and a percentage breakdown by principal markets:

Shipments By Market Sector

	2006	2005
Consolidated Steel Shipments (thousand tons)	3,536	3,445
Automotive [1]	38%	38%
Steel Service Centres	14	20
Pipe & Tubular Products	16	11
Construction, Manufacturing, Other	32	31
Total	100%	100%

(1) Excludes the portion of service centres shipments destined for automotive.

3.6 Competitive Conditions

The following table sets out Stelco's total consolidated sales and a percentage breakdown by major product group over the past two years:

Sales By Product Type

	2006	2005
Consolidated Net Sales ($ in millions)	$ 2,504	$ 2,553
Hot Rolled Sheet	48%	45%
Cold Rolled Sheet	9	11
Coated Sheet	28	28
Bars	8	9
Other [1]	7	7
Total	100%	100%

(1) Includes semi-finished steel sales related to slab, billets, and other materials

Approximately 89% of Stelco's sales are domestic, with domestic competition coming primarily from Dofasco Inc., Algoma Steel Inc. and Mittal Canada Inc.

The Canadian steel market also attracts a significant amount of material from U.S. and other global steel producers. Approximately 52% of overall Canadian steel market demand in 2006 was sourced from producers outside of Canada. Mittal Steel USA Inc., United States Steel Corporation, Nucor Corporation, AK Steel Corporation, Severstal N.A. Inc., and Republic Engineered Products are the main U.S. competitors.

3.7 Environmental, Health and Safety and Human Resource Policies

Environment

The Corporation's group of businesses is subject to substantial and evolving environmental laws and regulations concerning, among other things, emissions to the air, discharges to water or land, noise control, and the handling, storage, transportation, treatment, and disposal of toxic, hazardous and non-hazardous substances. These laws and regulations can involve federal, provincial, and municipal levels of government.

Stelco's commitment is to being an environmentally responsible company. Our ISO 14001 registered environmental management system establishes and reviews environmental objectives and targets to: reduce air, water and waste pollution by means of practices, operating procedures and programs; comply with environmental legal requirements and our other environmental requirements; prevent pollution in a cost effective manner; and improve continually.

Stelco regularly reviews and audits the operating practices of each business to monitor compliance with the Corporation's health and safety and environmental policies and legal requirements. The Corporation believes that future costs relating to environmental compliance can be dealt with in a manner such that they will not have a material adverse effect on the Corporation's financial position. There is always the possibility, however, that unforeseen changes, such as in the law enforcement policies of relevant government bodies, or the discovery of changed conditions on the Corporation's real property or its operations, could result in an increase in the costs of environmental compliance that could result in a material adverse effect on the Corporation's financial position.

In meeting its overall environmental goals and government-imposed standards in 2006, the Corporation incurred operating costs of $62 million ($71 million in 2005) and spent $10 million on capital improvements ($3 million in 2005). Hamilton Steel has a benzene emissions reduction program underway, with spending of approximately $1 million in 2006 ($4 million in 2005) and estimated additional costs of $4 million over the next two years.

Health and Safety

The Corporation complies with a variety of health and safety legislation administered by provincial authorities in Ontario where its facilities are located. The Corporation does not believe that it is faced with any requirements in respect of health and safety or industrial hygiene that will have a material adverse effect on the Corporation's financial position.

The health and safety of Stelco's employees are top priorities at Stelco. Stelco is committed to continued responsibility and excellence in the health and safety of its employees and in protecting and enhancing the environments of the communities where it has operating facilities.

The Corporation maintains an internal health, safety, asset integrity, and risk audit system, which is carried out at the corporate level, to determine compliance with legal requirements and Stelco's corporate policies in these areas.

Human Resources – Discrimination and Harassment Policy

The Corporation believes that the human rights of all employees must be protected so as to ensure that every person is treated with dignity and respect.

It is the Corporation's position that no individual should suffer from or be exposed to discrimination or harassment at work, based upon that person's race, ancestry, place of origin, colour, ethnic origin, citizenship, creed, sex, handicap, age, record of criminal offences, family, marital or employment status. Harassment is a course of conduct or comment that offends or abuses a person on any of the grounds stated above, where such behaviour is known or ought reasonably to be known to be offensive and unwelcome.

In order to ensure the consistent application of this policy, it is both the right and the responsibility of any employee who believes that he or she has been subjected to harassment to immediately report such concerns to the designated representative. All allegations are fully investigated in a confidential manner. The results of any investigation are made known to affected employees.

Any employee who, as a result of a full investigation is determined to be in violation of the Corporation's discrimination and harassment policy may be subject to disciplinary action, up to and including discharge from employment.

3.8 Foreign Operations

The Corporation has owned minority interests in iron ore producing properties in the United States for many years. These properties are an important source of raw materials for the Corporation's integrated steelmaking units. Although these properties and the operations associated with them are located in a foreign country, the Corporation believes that there are no material risks associated with them by virtue of that fact.

3.9 Risk Factors

Stelco's business is subject to a number of risk factors and uncertainties which may materially and adversely affect its business and prospects, including those listed below.

Demand and Pricing

The steel industry is cyclical in nature. The demand and pricing for North American steel fluctuates based on many factors, including the strength of the economies in North America, particularly the automotive sector, exchange rates and the influence of steel sourced from offshore. The Corporation cannot rely on selling prices being sustainable in the long term and believes it must take steps to lower its overall costs to compete effectively.

Costs

Stelco is continuing with its efforts to lower costs in order to ensure its long-term viability including productivity initiatives and the implementation of a simplified organizational structure. Stelco has identified specific cost reduction initiatives, including managed attrition and improvement in maintenance planning which is expected to reduce repairs and maintenance costs, increase throughput and reduce electrical and mechanical delays. These cost reduction initiatives, along with strategic capital spending, are essential to achieving long-term viability. There can be no assurance that cost reduction initiatives will be sufficient to sustain long-term viability.

Liquidity Risks

Some of the provisions contained in the Corporation's financing arrangements provide for the escalation of lending rates in certain circumstances which, if triggered, could impact the liquidity of the Corporation depending upon the amount outstanding under the particular facility. These agreements also contain provisions (along with the Corporation's long-term debt agreements) which restrict the Corporation's ability to issue additional debt.

Supply and Pricing of Raw Material and Energy

The Corporation's operations require substantial amounts of raw materials and energy, including coal, iron ore, coke, scrap, natural gas, electricity and other inputs. The price and availability of such raw materials and inputs are subject to market forces where the Corporation does not have ownership interests and, in some cases, to government regulations and, accordingly, are subject to change.

Steel Industry Consolidation

Stelco could face risks related to cost competitiveness and access to large customers as a result of the steel industry consolidation.

Unplanned Repairs or Equipment Outages

There can be no assurance that unplanned downtime at any of Stelco's facilities will not have a material adverse effect on Stelco. In addition, the failure of planned outages to be completed as scheduled could have a material adverse effect on Stelco.

Concentration of Credit Risk

There is a significant exposure of credit risk to the automotive industry as revenues are sourced from either direct or indirect sales to this segment. Although the Corporation has not had significant bad debt expenses in prior periods, deteriorating economic conditions could result in financial difficulties in the customer base that could lead to bad debts.

Environmental Compliance

The Corporation is subject to substantial and evolving environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control, and the generation, handling, storage, transportation and disposal of toxic and hazardous substances. The Corporation believes that future costs relating to environmental compliance can be dealt with in a manner such that they will not have a material adverse effect on the Corporation's financial position. There is always the possibility, however, that unforeseen changes, such as in enforcement policies of relevant government bodies, or the discovery of changed conditions on the Corporation's real property or

its operations, could result in an increase in the costs of environmental compliance that could result in a material adverse effect on the Corporation's financial position.

Trade Regulations

A number of foreign steel producers have in the past exported large quantities of steel to North America, impairing the Corporation's ability to sell products and, accordingly, profitability. This steel has often been sold at levels that are below cost or below home market price, a practice known as "dumping". Existing trade laws and regulations in Canada may be inadequate to prevent such trade practices. Some foreign steel producers are owned, controlled or subsidized by foreign governments. Decisions by these foreign producers to continue production at marginal facilities may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions and may further contribute to excess global capacity. The North American market continues to support a significant level of imports, a condition which may lead to lower selling prices.

Moreover, trade regulation in other countries, particularly in the United States, could materially adversely affect the Corporation through the imposition of dumping duties which would reduce or effectively eliminate access to certain steel markets.

Employees

Stelco's business requires highly specialized skills and knowledge across all of its operations and support functions. While Stelco is undertaking training activities and programs to ensure its employees have the requisite expertise and selectivity hiring both new graduates and qualified professionals, the inability of Stelco to attract and retain new employees with the requisite skills and knowledge could adversely affect the continuation of the Corporation's operations.

Pension Plans

The aggregate solvency deficiency under Stelco's four main pension plans as at December 31, 2006 was $1.0 billion (December 31, 2005 – $1.5 billion). Despite the level of contributions required under the pension agreement with the Province of Ontario, the solvency deficiency could grow as a result of future actuarial losses due to changes in the level of discount rates, unfavourable pension fund investment returns, mortality experience and other factors. However, contributions required pursuant to the Pension Agreement up to December 31, 2015 do not change as a result of any such actuarial losses.

Technology

The Corporation is subject to competition from new technological developments used by other steel producers. Stelco's current strategic plan requires continual improvement in both its product and process technologies in order to maintain its competitive position in the high value-added automotive market. In particular, failure to meet the automotive industry's ever more demanding requirements for product quality and service, and failure to provide the new grades of advanced high-strength steels, will seriously jeopardize Stelco's long-term participation in this market. Similarly, for Stelco to attain a competitive cost structure will require the ongoing selective implementation of new process technologies throughout its integrated steelmaking processes. There is no assurance that Stelco will be able to improve its product and process technologies in accordance with its strategic plan or that the improvements, once implemented, will meet the automotive market's quality and service requirements.

Currency Fluctuations

Stelco is a net purchaser of U.S. dollars. Accordingly, any strengthening of the Canadian dollar results in a benefit to Stelco for its net purchases of U.S. funds. However, more than offsetting the above is the negative effect on Stelco's domestic sales revenue as many of Stelco's domestic customers export their products into the U.S. Thus, a stronger Canadian dollar can cause those customers to be less competitive in the U.S. and the customers may resist price increases or request steel price reductions from Stelco. Also, U.S. exports of steel into Canada have historically forced domestic steel prices in Canadian dollars downward. In addition, the North American benchmark for spot market prices for certain products, such as hot rolled, are established and determined in U.S. dollars.

4. DIVIDENDS

Under the terms of the Corporation's lending agreements, no dividends can be declared or paid until certain conditions have been met. The Corporation does not anticipate that dividends will be paid on its Common Shares in the foreseeable future.

5. DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of preferred shares, issuable in series ("Preferred Shares"), an unlimited number of common shares (being the Common Shares) and an unlimited number of redeemable shares ("Redeemable Shares"). As at December 31, 2006, there were 27,123,908 Common Shares, and no Preferred Shares or Redeemable Shares, outstanding. In addition, as at December 31, 2006, there were Warrants to purchase an aggregate of 2,264,442 Common Shares, and options to purchase an aggregate of 1,794,000 Common Shares, outstanding.

Preferred Shares

The Preferred Shares are issuable in series. The directors of the Corporation are authorized, before the issue thereof, to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Preferred Shares. The Preferred Shares are entitled to priority over the Common Shares and all other shares ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. The holders of Preferred Shares are not entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and are not entitled to vote at any such meeting.

Common Shares

Holders of Common Shares are entitled to receive dividends if, as and when declared by the directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the directors determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of Common Shares, the directors may declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

In the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, holders of Common Shares are, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the Common Shares, entitled to participate in the distribution.

Holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings.

Redeemable Shares

The Redeemable Shares were issued to holders of former Series A and B voting common shares of the Corporation and immediately redeemed as part of the reorganization effected under the CCAA Plan. See "General Development of the Business – Emergence from CCAA". Holders of Redeemable Shares are not entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and are not entitled to vote at any such meeting.

Warrants

As at December 31, 2006, there were 2,264,442 Warrants outstanding. Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $11.00. The Warrants expire on March 31, 2013.

Floating Rate Notes

As at December 31, 2006, the Corporation had floating rate notes ("FRN's") in the aggregate principal amount of US$235 million outstanding. The FRN's mature on March 31, 2016. Interest on the FRN's is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of LIBOR plus 5.50% if

paid in cash and LIBOR plus 8.50% if paid in new FRN's or if interest payments are deferred and accrued in accordance with the terms of the FRN's. For periods after March 31, 2008, the interest rate is calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% of face value until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the Corporation's asset based loan facility and the secured revolving term loan in all respects including rights to payment and enforcement until both the asset based loan facility and secured revolving term loan are repaid in full.

6. MARKET FOR SECURITIES

Common Shares

The Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "STE". The following table sets forth the price range per Common Share and trading volume of the Common Shares on a monthly basis for the period from March 31, 2006, the date of issue of the Common Shares, to December 31, 2006.

2006	High $	Low $	Volume #
April	24.900	15.000	7,121,096
May	20.880	16.000	675,579
June	21.750	16.300	931,754
July	21.650	19.750	519,949
August	22.490	19.300	206,241
September	21.490	19.800	154,957
October	21.500	20.000	378,550
November	22.800	19.240	305,049
December	22.700	20.060	379,763

Warrants

The Warrants are listed on the TSX under the symbol "STE.WT". The following table sets forth the price range per Warrant and trading volume of the Warrants on a monthly basis for the period from March 31, 2006, the date of issue of the Warrants, to December 31, 2006.

2006	High $	Low $	Volume #
April	17.670	10.000	157,082
May	13.950	9.500	36,903
June	14.370	9.100	65,899
July	13.500	12.000	37,260
August	14.000	12.010	35,215
September	13.090	12.000	6,887
October	12.800	10.500	9,867
November	13.000	12.000	18,507
December	12.500	11.500	4,659

Floating Rate Notes

The FRN's are listed on the TSX under the symbol "STE.NT.U. The following table sets forth the price range and trading volume of the FRN's on a monthly basis for the period from March 31, 2006, the date of issue of the FRN's, to December 31, 2006.

2006	High US$	Low US$	Volume #
April	109.000	102.000	11,032
May	106.250	105.000	20,190
June	104.750	101.260	27,090
July	103.000	102.000	1,110
August	102.030	102.000	1,920
September	102.010	98.000	799
October	102.000	90.000	840
November	102.250	95.000	7,680
December	104.500	103.000	2,140

7. DIRECTORS AND OFFICERS

The following table sets forth, for each of the directors and executive officers of the Corporation, the individual's name, municipality of residence, position with the Corporation, principal occupation during the five preceding years and, in the case of directors of the Corporation, the period during which the individual has served as a director of the Corporation.

Name and Municipality Of Residence	Position Held	Principal Occupation	Director Since
Courtney Pratt Mississauga, Ontario	Chairman and Director	Chairman of the Corporation since April 2006. From January 2004 to March 2006, Mr. Pratt was President and Chief Executive Officer of the Corporation. From April 2001 to December 2003, Mr. Pratt was President and Chief Executive Officer of Toronto Hydro Corporation.	2002
Dennis Belcher (1) (2) Oakville, Ontario	Director	Prior to retiring in 2002, Mr. Belcher was Executive Vice President, Credit and Risk Management of The Bank of Nova Scotia.	2006
Laurie Bennett (1) (2) Mississauga, Ontario	Director	Prior to retiring in 2004, Mr. Bennett was an audit partner of Ernst & Young LLP, Chartered Accountants.	2006
Steven J. Cohn (1) Livingston, New Jersey	Director	Business consultant, and Managing Director, Alvarez & Marsal, LLC, a professional services consulting firm.	2006
Steve Douglas (2) (3) Mississauga, Ontario	Director	Managing Partner, Brookfield Asset Management Inc., an asset management company. From June 2005 to September 2006, Mr. Douglas was Executive Vice-President and Chief Financial Officer of Falconbridge Limited, a mining company. From November 2003 to the time of its merger with Falconbridge Limited in June 2005, Mr. Douglas was Executive Vice-President and Chief Financial Officer of Noranda Inc., a mining company. Prior to joining Noranda Inc., Mr. Douglas was Executive Vice-President and Chief Financial Officer of Brookfield Properties Corporation, a commercial real estate company.	2006
Pierre Dupuis (3) (4) (5) Sutton, Quebec	Director	Prior to retiring in 2005, Mr. Dupuis was Chief Operating Officer of Dorel Industries Inc., a global consumer products company. Mr. Dupuis currently serves as a director of Norbord Inc. and a trustee of Great Lakes Hydro Income Fund.	2006

Name and Municipality Of Residence	Position Held	Principal Occupation	Director Since
John Lacey [4] [5] Thornhill, Ontario	Director	Chairman, Advisory Board of Tricap Restructuring Fund, an investment fund. Prior to November 2006, Mr. Lacey was Chairman of The Alderwoods Group Inc., an organization operating funeral homes and cemeteries within North America.	2006
Cyrus Madon [4] [5] Oakville, Ontario	Director	Manager Director, Brookfield Asset Management Inc. Mr. Madon has been engaged in the merchant banking business with Brookfield Asset Management Inc. and it predecessor companies since January 2001.	2006
Rodney B. Mott Mount Pleasant, South Carolina	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation since April 2006. From March 2002 to April 2005, Mr. Mott was President and Chief Executive Officer of International Steel Group Inc., a steel company. From January 2000 to September 2001, Mr. Mott was President and Chief Executive Officer of Pechiney Rolled Products, LLC, an aluminum casting and rolling company.	2006
Derek G. Pannell [3] Toronto, Ontario	Director	Managing Partner, Brookfield Asset Management Inc., and a director of Teck Cominco Ltd., a mining company. From June 2005 to October 2006, Mr. Pannell was the Chief Executive Officer of Falconbridge Limited. From June 2002 to the time of its merger with Falconbridge Limited in June 2005, Mr. Pannell was Chief Executive Officer of Noranda Inc. and, prior thereto, was Chief Operating Officer of Noranda Inc.	2007
J. Ken Rutherford Toronto, Ontario	Chief Financial Officer	Chief Financial Officer of the Corporation since June 2006. From August 2003 to June 2006 Mr. Rutherford was Chief Financial Officer of Cushman & Wakefield LePage Inc., a commercial real estate firm. From September 2002 to July 2003, Mr. Rutherford performed consulting services. From October 2001 to August 2002, Mr. Rutherford was Chief Financial Officer of Medisolution Ltd., a software developer and service provider to the healthcare market.	–
Peter K. Knocke Port Dover, Ontario	Vice President, Stelco Inc. and General Manager, Lake Erie Steel GP Inc.	Vice President, Stelco Inc. and General Manager, Lake Erie Steel GP Inc. since April 2006 and, prior thereto, various positions with Stelco Lake Erie including General Manager and Superintendent, Ironmaking.	–
William J. McKenzie Vienna, West Virginia	Vice President, Stelco and General Manager, Hamilton Steel GP Inc.	Vice President, Stelco and General Manager, Hamilton Steel since April 2006. From April 2002 to late 2005, Mr. McKenzie was a Vice President and General Manager, International Steel Group Inc. From April 2000 to January 2002, Mr. McKenzie was Manager, Casting at Pechiney Rolled Products, LLC.	–
Michael A. McQuade Grimsby, Ontario	Vice President, Finance	Vice President, Finance of the Corporation since December 2006 and, prior thereto, various positions with the Corporation and its subsidiaries.	–
Jerome V. Nelson Hudson, Ohio	Vice President, Sales and Marketing	Vice President, Sales and Marketing of the Corporation since April 2006. From April 2002 to April 2005, Mr. Nelson was Vice President, Sales and Marketing of International Steel Group Inc. From August 2000 to February 2002, Mr. Nelson was Vice President, Sales and Marketing of Birmingham Steel Corp., a steel company.	–
Gary R. Seichter Ancaster, Ontario	Vice President, Corporate Controller	Vice President, Corporate Controller of the Corporation since December 2006 and, prior thereto, Corporate Controller of the Corporation.	–

Name and Municipality Of Residence	Position Held	Principal Occupation	Director Since
Karen A. Smith Palm Coast, Florida	Vice President, Human Resources	Vice President, Human Resources of the Corporation since April 2006. From January 2003 to April 2005, Ms. Smith was Vice President, Human Resources, at International Steel Group Inc. and, from April 2002 to December 2002 was Corporate Manager, Human Resources, at International Steel Group Inc. Prior to April 2002, Ms. Smith was Manager, Compensation & Benefits, at Pechiney Rolled Products, LLC.	–
Gordon C. Spelich Richfield, Ohio	Vice President, Business Development and Strategic Planning	Vice President, Business Development and Strategic Planning of the Corporation since April 2006. From April 2002 to April 2005, Mr. Spelich was Vice President, Business Development of International Steel Group Inc. From March 2000 to September 2001, Mr. Spelich was Vice President, Operations, at Pechiney Rolled Products, LLC.	–
D. Chad Hutchison Burlington, Ontario	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of the Corporation since December 2006 and, from June 2006 to December 2006, Associate General Counsel of the Corporation. From February 2005 to June 2006, Mr. Hutchison was a partner of Fraser Milner Casgrain LLP, a law firm and, prior thereto, was an associate at Fraser Milner Casgrain LLP. Prior to July 2002, Mr. Hutchison was an associate at Donahue LLP, a law firm.	–

(1) Member of the Audit Committee.
(2) Member of the Pension Committee.
(3) Member of the Health, Safety and Environment Committee.
(4) Member of the Corporate Governance Committee.
(5) Member of the Human Resources and Compensation Committee.

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

As of the date hereof, the directors and executive officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 1,033,500 Common Shares, representing approximately 3.8 per cent of the outstanding Common Shares.

To the knowledge of the Corporation, in the last 10 years, none of the directors or executive officers of the Corporation is or has been a director or executive officer of any company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order, or an order that denied the company access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was the subject of an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the company access to an exemption under securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i) Mr. Belcher was retained to act as director and Chairman of the Independent Committee of Slater Steel Inc., which filed for protection under the CCAA on June 2, 2003. Mr. Belcher was also a director of Consumers Packaging Inc. at the time it filed for protection under the CCAA on May 23, 2001. On January 20, 2003, various provincial securities commissions issued orders ceasing the trading of Consumers Packaging Inc.'s shares as a result of a failure to file financial statements within the prescribed filing periods. The cease trade orders remain in effect. In addition, Mr. Belcher was requested to act as a director of White Rose Crafts and Nursery Sales Ltd. prior to its voluntary assignment into bankruptcy under the *Bankruptcy and Insolvency Act*

(the "BIA") on June 20, 2002. Mr. Belcher was a director of Richtree Inc. which was subject to a cease trade order in 2003 as a result of a failure to file financial statements within the prescribed filing periods. On February 26, 2004, the cease trade order was lifted. This company filed for protection under the CCAA on October 18, 2004. The proceedings were converted to proposal proceedings under the BIA and restructuring proceedings were successfully completed on January 23, 2006. Finally, Mr. Belcher was a director of Foamex International Inc. which filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware in September 2005.

(ii) Mr. Cohn was Chief Financial Officer of Physician Computer Network, Inc. ("PCN") at the time that it voluntarily filed a petition under Chapter 11 of the Bankruptcy Code in the United States in December 1999. In March 2000, PCN's assets were acquired in accordance with a plan of reorganization filed by PCN in the Chapter 11 bankruptcy proceedings. Mr. Cohn was also Chief Restructuring Officer and Interim Chief Financial Officer of Kasper A.S.L., Ltd. at the time that it filed Chapter 11 protection in February 2002 with the U.S. Bankruptcy Court in the Southern District of New York. Finally, Mr. Cohn was Chief Restructuring Officer of Donnkenny Apparel, Inc. at the time that it filed Chapter 11 protection in February 2005 with the U.S. Bankruptcy Court in the Southern District of New York.

(iii) Mr. Lacey was asked by a group of shareholders to lead a restructuring of The Loewen Group Inc. and was acting as Chairman of the Board of The Loewen Group Inc. when it filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code and the CCAA in June 1999. In 2002, various provincial securities commissions issued orders ceasing the trading of The Loewen Group Inc.'s shares as a result of a failure to file financial statements within the prescribed filing periods. The cease trade orders remain in effect. In January 2002, Loewen successfully emerged from Chapter 11 and CCAA proceedings as The Alderwoods Group Inc. where Mr. Lacey was formerly the Chairman of the Board.

(iv) Mr. Pratt was President and Chief Executive Officer and director of the Corporation on January 29, 2004, when the Corporation and certain related entities filed for protection under the CCAA and obtained an order from the Ontario Superior Court of Justice granting it creditor protection. On the same date, the Corporation made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code. At the last moment in time on March 31, 2006, the Corporation implemented the CCAA Plan and emerged from CCAA protection.

8. AUDIT COMMITTEE

The full text of the Audit Committee charter is included in Appendix A to this Annual Information Form.

8.1 Composition of the Audit Committee

The Audit Committee consists of three members, being Messrs. Belcher, Bennett (Chair) and Cohn, all of whom are independent and financially literate. The Corporation has adopted the definition of "independence" as set out in Section 1.4 of Multilateral Instrument 52-110 - *Audit Committees.* The relevant education and experience of each Audit Committee member is outlined below:

Dennis Belcher – Mr. Belcher is an Associate of the Institute of Bankers (UK) and a graduate of the Stonier School of Banking (Rutgers University and the American Bankers Association). Prior to his retirement in 2002, Mr. Belcher was Executive Vice President, Credit and Risk Management of The Bank of Nova Scotia. Mr. Belcher has also served as Chairman of the Senior Credit Committees for Corporate, Commercial, Investment, Retail and International Lending of The Bank of Nova Scotia. Mr. Belcher has served on the audit committees of several other companies.

Laurie Bennett – Mr. Bennett is a Chartered Accountant. Prior to his retirement in 2004, Mr. Bennett was an audit partner of Ernst & Young LLP, Chartered Accountants. He has managed the audits of a number of large Canadian companies, including Noranda Inc., TorStar Corporation., AGCO Corporation (Massey Ferguson) and Sprint Canada Inc., with a particular focus on the manufacturing sector, among others.

Steven J. Cohn – Mr. Cohn has a Masters degree (MBA) in accounting and finance and is a certified public accountant in the State of New York. Mr. Cohn was formerly the Chief Financial Officer of each of Physician Computer Network, Inc. and Kasper A.S.L. Ltd., both public companies, as well as of several privately held corporations.

8.2 External Auditor Service Fees

The following fees include all fees billed by KPMG LLP, the auditors of the Corporation, for services rendered to the Corporation during the periods indicated.

Year ended December 31	2006	2005
Audit Fees	$ 2,497,575	$ 2,653,834
Audit Related Fees (accounting consultations and pension audits)	119,000	393,178
Corporate Tax Compliance and Advisory Fees	214,700	272,200
All Other Fees	-	-
	$ 2,831,275	$ 3,319,212

9. LEGAL PROCEEDINGS

On June 28, 2005, Georgian Windpower Corporation ("GWC") commenced a lawsuit against Stelco Inc. alleging, among other things, breach of contract by Stelco in connection with Stelco's termination in April 2005 of a Memorandum of Understanding and Agreement to Enter into a Land Lease Agreement between Stelco and GWC. GWC has claimed damages of $350 million. On May 31, 2006, the Corporation served its statement of defense. Examinations for discovery are ongoing. The Corporation is vigorously defending this action. The result and value of the GWC claim is not determinable at this time and consequently the Corporation has not recorded any provision for the claim in the consolidated financial statements of the Corporation.

While the Corporation is involved in various other legal proceedings, there are no other proceedings that involve a claim for damages in an amount, exclusive of interest and costs, that exceeds 10 per cent of the current assets of the Corporation.

10. INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The only material interests, direct or indirect, of any director or executive officer of the Corporation or any person or company that beneficially owns, directly or indirectly, or who exercises control or direction over more than 10 per cent of the Common Shares, or of any associate or affiliate of any of the foregoing persons or companies, in transactions within the three most recently completed financial years of the Corporation or during the current financial year of the Corporation that have materially affected or are expected to materially affect the Corporation are as follows:

(i) Pursuant to the plan sponsor agreement dated December 9, 2005, as amended (the "Plan Sponsor Agreement") between Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise"), Appaloosa Management L.P. ("Appaloosa" and, together with Tricap and Sunrise, the "Plan Sponsors") and the Corporation entered into in connection with the Corporation's CCAA proceedings, on March 31, 2006, Tricap, Sunrise and Appaloosa purchased 9,318,000 Common Shares, 4,959,000 Common Shares and 4,959,000 Common Shares, respectively, at a price of $5.50 per Common Share. The proceeds from the purchase of the foregoing Common Shares were used by the Corporation as part of the payment to "Affected Creditors" under the CCAA Plan. A copy of the Plan Sponsor Agreement has been filed publicly and can be viewed on SEDAR at www.sedar.com. Tricap, Sunrise and Appaloosa also received Common Shares and Warrants, as well as FRN's, as creditors of the Corporation

under the CCAA Plan. According to publicly filed documents, (i) at November 14, 2006 Tricap beneficially owned or exercised control or direction over 9,928,243 Common Shares and Warrants to purchase 128,774 Common Shares (ii) at April 4, 2006 Sunrise beneficially owned or exercised control or direction over 5,030,781 Common Shares and Warrants to purchase 92,565 Common Shares, and (iii) at April 4, 2006, Appaloosa beneficially owned or exercised control or direction over 5,002,849 Common Shares and Warrants to purchase 56,548 Common Shares.

The Plan Sponsor Agreement also provided that, at the effective time of the Corporation's emergence under the CCAA, four of the directors of the Corporation would be those identified by Tricap, one of the directors of the Corporation would be an individual identified by Sunrise and one of the directors of the Corporation would be an individual identified by Appaloosa, with the remaining directors of the Corporation being mutually satisfactory to the Plan Sponsors. Currently, the foregoing director nominees are Messrs. Douglas, Lacey, Madon and Pannell, in the case of Tricap, Mr. Bennett, in the case of Sunrise, and Mr. Cohn, in the case of Appaloosa.

(ii) On March 31, 2006, the Corporation entered into a credit agreement (the "Term Credit Agreement") with 1685970 Ontario Inc., a wholly owned subsidiary of Tricap. Pursuant to the Term Credit Agreement, the Corporation was provided with a revolving term credit facility of up to $375 million. A copy of the Term Credit Agreement has been filed publicly and can be viewed on SEDAR at www.sedar.com. The interest on borrowings is calculated in accordance with the provisions of the Term Credit Agreement, yielding approximately 11 per cent as at December 31, 2006. The Term Credit Agreement also requires the payment of certain fees to 1685970 Ontario Inc., including an annual fee equal to three per cent of the original amount of the commitment under the revolving term credit facility. As at December 31, 2006 there was $215 million outstanding under this loan.

In addition to the foregoing, on April 2, 2006, Rodney Mott, the President and Chief Executive Officer of the Corporation, purchased 1,000,000 Common Shares for cash consideration of $5.5 million. Mr. Mott was also granted options to purchase a further 1,044,000 Common Shares at a price of $5.50 per Common Share for a term of 10 years.

11. TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares and the trustee for the Warrants is CIBC Mellon Trust Company at its principal office in Toronto, Ontario. The trustees for the FRN's are BNY Trust Company of Canada and The Bank of New York at their principal offices in Toronto, Ontario and New York, New York, respectively.

12. MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only contracts material to Stelco that were entered into within Stelco's most recently completed financial year, or that were entered into on or after January 1, 2002 and are still in effect, are as follows:

(i) the third amended and restated plan of arrangement and reorganization dated December 9, 2005 pursuant to the *Companies' Creditors Arrangement Act* and the *Canada Business Corporations Act* involving the Corporation and certain of its subsidiaries;

(ii) the plan sponsor agreement dated December 9, 2005, as amended, between Tricap Management Limited, Sunrise Partners Limited Partnership, Appaloosa Management L.P. and the Corporation (being the Plan Sponsor Agreement);

(iii) the plan of arrangement dated February 10, 2006 pursuant to the *Canada Business Corporations Act* involving certain subsidiaries of the Corporation;

(iv) the exit facility credit agreement dated March 31, 2006 between, among others, CIT Business Credit Canada Inc., GE Canada Finance Holding Company and the Corporation;

(v) the amended and restated exit facility credit agreement dated March 23, 2007 between, among others, CIT Business Credit Canada Inc., GE Canada Finance Holding Company and the Corporation;

(vi) the credit agreement dated March 31, 2006 between the Corporation and 1685970 Ontario Inc. (being the Term Credit Agreement);

(vii) the trust indenture dated March 31, 2006 between the Corporation, BNY Trust Company of Canada and The Bank of New York;

(viii) the first supplemental indenture dated March 31, 2006 between the Corporation, BNY Trust Company of Canada and The Bank of New York;

(ix) the intercreditor agreement dated March 31, 2006 between, among others, CIT Business Credit Canada Inc., 1685970 Ontario Inc., BNY Trust Company of Canada, The Bank of New York;

(x) the province note loan agreement dated March 31, 2006 between the Corporation and Her Majesty the Queen in Right of the Province of Ontario;

(xi) the pension agreement dated March 31, 2006 between, among others, the Corporation, the Superintendent of Financial Services and Her Majesty the Queen in Right of the Province of Ontario;

(xii) the province intercreditor acknowledgement dated March 31, 2006 signed by Majesty the Queen in Right of the Province of Ontario; and

(xiii) the warrant indenture dated March 31, 2006 between the Corporation and CIBC Mellon Trust Company.

A copy of each of the foregoing documents has been filed publicly and can be viewed on SEDAR at www.sedar.com.

13. INTERESTS OF SIGNIFICANT EXPERTS

The only person or company that has prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Corporation under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators during, or relating to, the financial year of the Corporation ended December 31, 2006 is KPMG LLP, Chartered Accountants, the auditors of the Corporation. KPMG LLP is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

14. ADDITIONAL INFORMATION

Additional information concerning the Corporation can be found on SEDAR at www.sedar.com or by contacting the Corporation at 386 Wilcox Street, Hamilton, Ontario L8L 8K5.

Additional information including directors' and officers' remuneration and indebtedness, options to purchase securities, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Corporation's management information circular in respect of the Corporation's most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the audited consolidated financial statements of the Corporation for the year ended December 31, 2006, including the notes thereto, and in management's discussion and analysis for the year ended December 31, 2006.

APPENDIX A

STELCO INC.

AUDIT COMMITTEE CHARTER

WHEREAS By-law No. 28 of the Corporation permits the Board of Directors (the "Board") to appoint an Audit Committee (the "Committee"), with such designations as the Board shall determine, and delegate to such Committee any of the powers of the Board except those powers which pertain to matters which may not be delegated pursuant to the *Canada Business Corporations Act*;

AND WHEREAS such By-law requires that a majority of members of such Committee shall be resident Canadians;

AND WHEREAS, the Committee's primary function is to oversee the effectiveness of the financial affairs of the Corporation including the control environment within which financial statements and reporting occurs;

A. Constitution

1. Each member of the Audit Committee shall be independent of the Corporation as determined by the Board of Directors, in accordance with applicable laws, rules and regulations.
2. The Committee shall consist of not fewer than three and not more than five Directors and a majority of Committee members shall constitute a quorum.
3. All members of the Committee shall be financially literate. A member is financially literate if the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial statements of the Corporation.

B. Procedural Matters

1. Members of the Committee shall be appointed by the Board and shall serve at the pleasure of the Board.
2. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board, which shall fill any vacancy if the membership of the Committee is less than three Independent Directors.
3. The Board shall appoint a Chair for the Committee.
4. If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.
5. The Secretary of the Corporation shall serve as a secretary of the Committee.
6. The Chair of the Committee or the Chair of the Board of Directors or any member of the Committee may call a meeting of the Committee. The Committee shall meet at such times during each year as it deems appropriate.
7. The Committee will ordinarily meet *in camera* at the end of each of its formal meetings.
8. Notice of the time and place of every meeting shall be given in writing (including by way of written facsimile or e-mail communication) to each member of the Committee and the Chair of the Board at least 48 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting.
9. The Committee shall review its performance and its mandate as part of an annual review of Committee matters made to the Board and propose or recommend changes with respect to Committee activity as may be appropriate.

10. Members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

C. Functions

1. The Committee shall:

(a) Review all interim unaudited and annual audited financial statements, together with accompanying notes, management discussion and analysis disclosure (MD&A) including press releases.

(b) Review all financial disclosure including financial statements (whether stand alone or included in any prospectus or other offering document, Annual Information Form or similar document which is filed with securities regulators in Canada or outside of Canada), management's discussion and analysis and annual and interim earnings press releases before the Corporation publicly discloses this information.

(c) Review financial performance guidance and other material financial forward-looking information prior to consideration by the Board of Directors of such guidance and the public disclosure of such information; review early warning financial guidance prior to the public disclosure of such information; provided that the Audit Committee may delegate such responsibility to the Chair of the Audit Committee.

(d) Make recommendations to the Board for approval with respect to the interim unaudited and annual audited financial statements, in each case having reviewed:

(i) relevant financial and operating performance;

(ii) the appropriateness of the Corporation's significant accounting principles and practices, including acceptable alternatives, and the appropriateness of any significant changes in accounting principles and practices.

(iii) the existence and substance of significant accruals, estimates, or accounting judgements, and the level of conservatism.

(iv) unusual or extraordinary items, transactions with related parties, off-balance sheet liabilities and the adequacy of related disclosure.

(v) asset and liability carrying values.

(vi) income tax status and related reserves.

(vii) qualifications contained in related letters of representation.

(e) Review on a periodic basis:

(i) assurances of compliance with covenants in trust deeds or loan agreements.

(ii) material business risks, uncertainties, commitments, and contingent liabilities relating to the businesses of the Corporation.

(iii) the capital structure of the Corporation, including levels of indebtedness, structure of debt financings, credit availability and related matters.

(f) Review the Corporation's Annual Information Form and make a recommendation for approval thereof to the Board.

(g) Directly oversee the work of the external auditor including:

(i) the selection and recommendation to the Board of the appointment of the auditing firm retained to conduct the annual audit of the Corporation's annual financial statements, review of the Corporation's interim financial statements (and related notes and management's discussion and analysis in each case) and attest services.

(ii) quality of service.

(iii) resolution of disagreements between management and the external auditor regarding financial reporting.

(iv) assessing the independence of appointed auditing firm.

(v) reviewing of the external audit plan comprising a fee estimate, objectives, scope, materiality, timing, locations to be visited, areas of audit risk, and co-ordination with Internal Audit.

(vi) reviewing of audit reports and reviews and findings, including corresponding management responses.

(vii) approving and recommending to the Board the audit fee and any other compensation paid to the auditors.

(viii) pre-approving all audit, non-audit, tax and other services provided by the external auditor to the Corporation or its subsidiary entities and the fees charged for such services and establishing from time to time pre-approval policies as may be appropriate for such purposes. Notwithstanding the foregoing, the external auditor shall be prohibited from providing appraisal or valuation services, fairness opinions, actuarial services, legal services, internal audit outsourcing services, management functions or human resources, bookkeeping or other services relating to the accounting records or financial statements of the Corporation or financial information systems designed in implementation.

(ix) undertaking private discussions with the external auditor regarding the quality of financial personnel, the level of co-operation received, unresolved material differences of opinion or disputes, and the effectiveness of internal controls and procedures.

(x) ensuring direct reporting of the external auditor to the Committee.

(h) Oversee the internal audit function including:

(i) approving the annual audit plan including risk assessment, activities selected for assessment and testing control systems for financial reporting, budgets, resources (both personnel and technological) and organizational reporting structure.

(ii) reviewing audit progress, findings, recommendations, responses, and follow up actions.

(iii) undertaking private discussions with senior internal audit staff as to internal audit independence, co-operation received from management, interaction with external audit, and any unresolved material disagreements with management.

(iv) annual approval of internal audit mandate.

(v) overseeing succession with respect to the leadership of the internal audit function within the Corporation.

(i) Review the effectiveness of control and control systems established by management and utilized by the Corporation in connection with financial reporting, safeguarding of assets and mitigation of business risks including reports prepared by the internal auditor and such other persons as the Committee may consider appropriate.

(j) Review incidents of fraud, illegal acts and conflicts of interest.

(k) Review documents filed with securities commissions, including the Corporation's annual information form and annual report.

(l) Review material asset valuation issues.

E. Chair of the Committee

The responsibilities of the Chair of the Audit Committee shall be to:

(a) provide leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

(b) chairs meetings of the Committee, unless not present;

(c) ensures that the Committee meets on a regular basis and at least four times per year;

(d) reviews in advance the agenda and supporting material for Committee meetings;

(e) in consultation with the Chair of the Board and the Committee members, establishes a calendar for holding meetings of the Committee;

(f) report to the Board on a timely basis with respect to Committee activity as soon as reasonably possible after each Committee meeting;

(g) ensures that the Committee receives adequate and regular updates from the management on all issues relating to audits, financial statements, MD&A, annual and interim earnings, press releases, procedures for disclosure of financial information and disclosure controls;

(h) meets separately as required with the external auditors to ensure that the Committee has the information required to perform its role of oversight in line with its mandate;

(i) pre-approves non-audit services not prohibited by law to be performed by external auditors in conformity with the terms of any authorization delegated to him by the Committee; and

(j) reports annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the objectives and responsibilities of the Board as a whole.

Form 52-109F1 – Certification of Annual Filings

I, J. Kenneth Rutherford, Chief Financial Officer of Stelco Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stelco Inc., (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

"J. Kenneth Rutherford"

J. Kenneth Rutherford
Chief Financial Officer

Form 52-109F1 – Certification of Annual Filings

I, Rodney B. Mott, President and Chief Executive Officer of Stelco Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stelco Inc., (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

"Rodney B. Mott"

Rodney B. Mott
President and Chief Executive Officer

110

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Stelco Announces Transfer of Hot Strip Processing to Lake Erie Mill

Mill Achieves Record Production Following Successful Expansion

HAMILTON, ON, April 5 /CNW/ - Stelco Inc. (TSX:STE) announced today the transfer of all hot strip processing to its Lake Erie mill following that mill's successful capacity expansion completed during the fourth quarter of 2006. The performance of the mill, which has been undergoing an extensive $270 million modernization project, has continued to improve, with record production of over 280,000 tons being achieved for March 2007. The substantial completion of the modernization program has increased the annual capacity of the Lake Erie hot strip mill to 3.7 million tons from 3.0 million tons. Rodney Mott, Stelco's President and Chief Executive Officer, remarked "The employees at Lake Erie Steel are commended for their success in both completing this extensive project and ramping up production at an accelerated rate".

The expanded Lake Erie Steel capacity will allow Stelco to take the next step in its strategy to become a low cost producer by shutting down the 56" hot strip mill at its Hamilton Steel operations. The Hamilton hot strip mill, which has operated since the 1940's, has served the market well through the years but has become a high cost operation with limited support from the marketplace. The shifting of orders to the modernized Lake Erie hot strip mill is expected to improve Stelco's overall efficiency, improve product quality and lower operating costs.

The implementation of this initiative will reduce the work force at Hamilton Steel by more than 300 positions. This will occur through the reduction and displacement of employees working directly at the Hamilton hot strip mill, as well as the elimination of certain support services in maintenance, shops, and coil processing. The company is planning to achieve this reduction through a combination of retirements, layoffs and severance. Mr. Mott stated "The Hamilton employees continue to work hard to improve productivity and reduce costs, but it is impossible to be competitive with obsolete equipment. The decision to reduce rolling operations at Hamilton and to optimize Lake Erie is our best choice for ensuring Stelco's long term success".

About Stelco

Stelco is one of Canada's largest steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this press release or as of the date which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including Stelco's strategies and plans to improve efficiencies and product quality and lower operating costs and anticipated productivity levels and profitability. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the

forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to, anticipated benefits and costs relating to the transfer of hot strip processing operations to Stelco's Lake Erie facilities. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this press release.

%SEDAR: 00001549E

/For further information: Rodney B. Mott, President and Chief Executive Officer, (905) 528-2511, Extension 2020/

(STE.WT. STE.)

CO: Stelco Inc.

CNW 09:10e 05-APR-07

News release via Canada NewsWire, Toronto 416-863-9350

111

Attention Business Editors:
Stelco Inc. - Proposed term loan refinancing

HAMILTON, ON, April 9 /CNW/ - Stelco Inc. (TSX: STE) announced today that it has entered into a commitment letter with GE Corporate Lending Canada relating to a proposed refinancing of Stelco's existing revolving term loan. The proposed refinancing would replace Stelco's existing revolving term loan with a fully drawn facility in a US dollar amount equivalent to $275 million having a term of six years. The new facility would have a significantly lower interest rate and fees compared to Stelco's existing revolving term loan. The completion of the refinancing is subject to a number of conditions which must be satisfied no later than May 11, 2007. In relation to this refinancing, Stelco has entered into an agreement with its lender for the existing revolving term facility to defer payment of the annual fee otherwise payable thereunder on March 31, 2007 until May 11, 2007. Under the agreement, if the existing revolving term credit facility is repaid by May 11, 2007, the deferred fee will be waived.

"This financing, in addition to our recently enhanced asset based loan facility, provides a favourable long term debt structure for Stelco and is expected to reduce our financing costs", said Rodney Mott, President and Chief Executive Officer.

About Stelco

Stelco is one of Canada's largest steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.

About GE Corporate Lending

With $14 billion in assets, GE Commercial Finance Corporate Lending is one of North America's largest providers of asset-based, cash flow, structured finance and other financial solutions for mid-size and large companies.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this press release or as of the date which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including Stelco's plans to refinance its existing revolving term loan. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to, the ability of Stelco to negotiate a satisfactory credit agreement and the satisfaction of the other conditions to the completion of the refinancing. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco

specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this press release.

%SEDAR: 00001549E

/For further information: J. Kenneth Rutherford, Chief Financial Officer, Stelco Inc., (905) 528-2511, Extension 2926/
(STE.WT. STE.)

CO: Stelco Inc.

CNW 09:30e 09-APR-07

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Stelco Inc.
368 Wilcox Street
Hamilton, ON L8L 8K5

2. Date of Material Change

April 5, 2007

3. News Release

The attached news release was disseminated through the newswire services of CNW Group on April 5, 2007.

4. Summary of Material Change

Stelco Inc. ("Stelco") announced the transfer of all hot strip processing to its Lake Erie mill following that mill's successful capacity expansion completed during the fourth quarter of 2006.

5. Full Description of Material Change

See the attached news release on schedule "A".

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7. Omitted Information

Not applicable

8. Executive Officer

For further information, please contact Rodney B. Mott, President and Chief Executive Officer, at 905-528-2511, extension 2020.

9. Date of Report

April 18, 2007

SCHEDULE "A"

stelco

MEDIA RELEASE

Stelco Announces Transfer of Hot Strip Processing to Lake Erie Mill

Mill Achieves Record Production Following Successful Expansion

HAMILTON, April 5, 2007 – Stelco Inc. (TSX:STE) announced today the transfer of all hot strip processing to its Lake Erie mill following that mill's successful capacity expansion completed during the fourth quarter of 2006. The performance of the mill, which has been undergoing an extensive $270 million modernization project, has continued to improve, with record production of over 280,000 tons being achieved for March 2007. The substantial completion of the modernization program has increased the annual capacity of the Lake Erie hot strip mill to 3.7 million tons from 3.0 million tons. Rodney Mott, Stelco's President and Chief Executive Officer, remarked "The employees at Lake Erie Steel are commended for their success in both completing this extensive project and ramping up production at an accelerated rate".

The expanded Lake Erie Steel capacity will allow Stelco to take the next step in its strategy to become a low cost producer by shutting down the 56" hot strip mill at its Hamilton Steel operations. The Hamilton hot strip mill, which has operated since the 1940's, has served the market well through the years but has become a high cost operation with limited support from the marketplace. The shifting of orders to the modernized Lake Erie hot strip mill is expected to improve Stelco's overall efficiency, improve product quality and lower operating costs.

The implementation of this initiative will reduce the work force at Hamilton Steel by more than 300 positions. This will occur through the reduction and displacement of employees working directly at the Hamilton hot strip mill, as well as the elimination of certain support services in maintenance, shops, and coil processing. The company is planning to achieve this reduction through a combination of retirements, layoffs and severance. Mr. Mott stated "The Hamilton employees continue to work hard to improve productivity and reduce costs, but it is impossible to be competitive with obsolete equipment. The decision to reduce rolling operations at Hamilton and to optimize Lake Erie is our best choice for ensuring Stelco's long term success".

About Stelco
Stelco is one of Canada's largest steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this press release or as of the date which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including Stelco's strategies and plans to improve efficiencies and product quality and lower operating costs and anticipated productivity levels and profitability. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to, anticipated benefits and costs relating to the transfer of hot strip processing operations to Stelco's Lake Erie facilities. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this press release.

-30-

For additional information, please contact:

Rodney B. Mott
President and Chief Executive Office
(905) 528-2511, Extension 2020

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Media Advisory - Stelco announces analyst conference call and web cast on first quarter 2007 financial results

HAMILTON, ON, April 23 /CNW/ - Stelco Inc. (TSX:STE) will host a conference call and web cast of its first quarter 2007 financial results at 11:00 a.m. Eastern Time on Tuesday, May 1 2007. The results are scheduled to be released earlier that morning.

<<
The following senior executives will be available on the call:

- Rodney B. Mott, President and Chief Executive Officer
- Ken Rutherford, Chief Financial Officer
- Chad Hutchison, General Counsel & Corporate Secretary

Call details are:

Date:	Tuesday, May 1, 2007
Time:	11:00 a.m. Eastern Time
United States and Canada	(866) 540-8136
Toronto only and Overseas	(416) 340-8010

The conference call and web cast will be available on Stelco's web site at www.stelco.com. Please choose "Investor Centre" and select "Webcasts". Please log in at least 15 minutes prior to the call.

For those unable to participate in the conference call, a taped rebroadcast will be available until midnight May 8, 2007. The numbers for the rebroadcast are:

Local or Overseas:	(416) 695-5800
North America:	(800) 408-3053
Pass code:	783526 followed by the number sign

>>

As well, the conference call will be archived on Stelco's web site at www.stelco.com. To access the replay, choose "Investor Centre" and select "Webcasts".

%SEDAR: 00001549E

/For further information: /
(STE.WT. STE.)

CO: Stelco Inc.

CNW 13:50e 23-APR-07

114

stelco

STELCO INC.
QUARTER 1, 2007
REPORT TO THE SHAREHOLDERS

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (this "MD&A") is in respect of the interim unaudited consolidated financial statements and accompanying notes (the "Consolidated Financial Statements") of Stelco Inc. ("Stelco" or the "Corporation") for the quarter ended March 31, 2007. The purpose of Stelco's MD&A is to provide commentary on the Corporation's financial condition and future prospects and to assist security holders and others to understand the Corporation and the key factors underlying its financial results. This discussion of the Corporation's business may include forward-looking information that is subject to risks and uncertainties that may cause actual results to differ materially. This MD&A should be read in conjunction with the MD&A and annual audited consolidated financial statements and the accompanying notes contained in the Corporation's 2006 Annual Report, and with the interim Consolidated Financial Statements contained in this report. Additional information about Stelco is available in the Corporation's 2006 Annual Information Form, which can be accessed from SEDAR at www.sedar.com.

This document has been reviewed by the Audit Committee of Stelco's Board of Directors and contains information current as of April 30, 2007. Events occurring after that date could render the information contained herein inaccurate or misleading in a material respect.

Business Description

Established in 1910, Stelco is one of Canada's largest steel producers. The Corporation operates two integrated steel plants in Ontario, Canada which produce a variety of steel products for customers in the automotive, steel service centre, appliance, energy, construction and pipe and tube industries within North America. In addition, through its ownership interests in iron ore mining properties and related supply agreements, Stelco has secured approximately 90% of its requirements for iron ore. Stelco operates its business through partnerships, subsidiaries and joint ventures.

Financial and Operating Results

Overview

The following operational restructuring and strategic initiatives were initiated in 2006:

- Implementation of productivity improvement initiatives which resulted in the reduction of the labour force.
- Reducing operating costs and improving product flow
- Optimizing capital spending
- Reducing work-in-process and finished goods inventories
- Reducing general overhead and administrative costs

As a result of the operational restructuring and strategic initiatives initiated in 2006, improvements to the cost structure at Stelco are being realized. Significant strategic capital spending occurred at both the Lake Erie hot strip mill and the Hamilton blast furnace resulting in greater production in these areas during the first quarter of 2007 allowing for greater fixed cost absorption. As well, yield improvements and reduced manpower in quarter 1, 2007 helped lower costs.

Overall costs decreased to $646 per ton, an improvement of $177 per ton over fourth quarter of 2006. This reduction was largely due to the resumption of full operations at both Hamilton Steel and Lake Erie Steel which had closed certain production facilities for a period of time in fourth quarter of 2006, in part in order to complete several strategic projects. Other cost factors, including the benefits of the operational restructuring and strategic initiatives, are noted in further detail below in the comparison of the first quarter of 2007 to the fourth quarter of 2006. As the fourth quarter of 2006 was significantly and adversely impacted by the curtailment of operations, additional comparative information between first quarter of 2007 and third quarter of 2006 is provided, (see "Other Financial Comparisons").

Total revenue increased from $472 million in the fourth quarter of 2006 to $609 million in the first quarter of 2007 largely due to a 37% increase in shipments. Shipments increased to 922,000 tons in the first quarter of 2007 from 673,000 tons in the fourth quarter of 2006. Partly offsetting this was a decrease in the average revenue per ton by $40 from $701 in the fourth quarter of 2006. The decrease in the average revenue per ton was partly due to a lower priced product mix, reflecting a continued weakness in the automotive sector. In addition, average pricing decreased in the first quarter of 2007 due to continued pricing pressures largely in the steel service sector.

As a result, first quarter of 2007 EBITDA (see Financial and Operational Summary) was $13 million representing an improvement of $95 million from the fourth quarter of 2006. Hamilton Steel continued to incur significant losses during the first quarter, offsetting the profitability of Lake Erie Steel and HLE Mining.

The phase two upgrade of the Lake Erie Steel strip mill was substantially completed in the fourth quarter of 2006, resulting in a significant milestone being reached in the first quarter where a monthly production record of over 280,000 tons was set in March 2007. The performance of the mill, which has undergone an extensive $270 million modernization project has continued to improve and has increased the annual capacity of the Lake Erie hot strip mill to 3.7 million tons from 3.0 million tons. The Corporation will start to transfer all hot strip processing to the Lake Erie mill beginning in second quarter of 2007.

The expanded Lake Erie Steel capacity will allow Stelco to take the next step in its strategy to become a low cost producer by shutting down the 56" hot strip mill at its Hamilton Steel operations. The Hamilton hot strip mill, which has operated since the 1940's, has served the market well through the years but has become a high cost operation with limited support from the marketplace. The shifting of orders to the modernized Lake Erie hot strip mill is expected to improve Stelco's overall efficiency, improve product quality and lower operating costs. The implementation of this initiative will reduce the work force at Hamilton Steel by more than 300 positions, through a combination of retirements, layoffs and severances.

On the financing front, the Corporation amended and extended its $600 million asset based revolving credit facility on March 23, 2007. These amendments include extending the term of the facility to 2012, increasing the availability under the facility and providing the opportunity to lower the overall financing costs of the Corporation in the future. In addition, on April 9, 2007 the Corporation entered into a commitment letter with GE Corporate Lending Canada relating to a proposed refinancing of Stelco's existing revolving term loan with a fully drawn U.S. dollar facility in an amount equivalent to $275 million Canadian having a term of six years. The new facility would have both a significantly lower interest rate and lower fees compared to Stelco's existing revolving term loan. The completion of the refinancing is subject to a number of conditions which must be satisfied no later than May 11, 2007.

These financing initiatives will provide a more favourable long term debt structure, which is expected to reduce financing costs (see Financing Arrangements).

Net Sales and Costs

Quarter 1, 2007 compared to Quarter 4, 2006

Loss before income tax for the three months ended March 31, 2007 was $35 million, compared to a loss of $145 million for the fourth quarter, 2006. The pre tax loss for the fourth quarter ended December 31, 2006 included severance costs totalling $3 million.

Net sales increased substantially during the first quarter primarily due to a 37% increase in shipments from the abnormally low levels experienced in the fourth quarter. The average revenue per ton decreased by 6% to $661 per ton due to a lower priced product mix and lower spot prices. The Corporation has announced a number of price increases on many of its products that will be effective during the second quarter of 2007.

Total costs were higher in the first quarter as compared to the fourth quarter of 2006 resulting primarily from increased shipments. Average cost per ton during the first quarter of 2007 was significantly lower, largely due to the increased levels of production of the mills allowing for a greater absorption of fixed costs. Average cost per ton also decreased in the first quarter due to reduced spending on repairs and maintenance, which was substantially lower as much of the work typically occurring in the first quarter was performed during the extensive outages in the fourth quarter. As well, lower cost product mix, reduced manpower, increased yields, and reduced pension costs contributed to lower average cost per ton. Partially offsetting these cost reductions were increased input costs relating to scrap and natural gas.

Amortization

Amortization expense for the first quarter ended March 31, 2007 was comparable with the fourth quarter of 2006, as no major assets additions or disposals occurred during the quarter.

Interest Expense and Foreign Exchange Gains and Losses

Interest expense totaled $19 million for the first quarter of 2007, compared to interest expense of $18 million for the fourth quarter of 2006. The difference was primarily due to an increase in borrowings, particularly from the more expensive Secured Revolving Term Loan. Included in interest expense for the first quarter of 2007 was approximately $6 million relating to borrowings under the Secured Revolving Term Loan (see "Liquidity and Capital Resources – Financing Arrangements"), which is held indirectly by a significant shareholder.

The Corporation's Floating Rate Notes (see Note 10 to the Consolidated Financial Statements) are denominated in US dollars. A $3 million foreign exchange gain was recorded in the first quarter of 2007 due to the revaluation of the notes using the March 31, 2007 US dollar exchange rate of $1.1546 (US dollar exchange rate was $1.1654 as at December 31, 2006). An $11 million foreign exchange loss was recorded in the fourth quarter of 2006.

Income Tax Expense

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future income tax assets were recognized in 2006 and applied to eliminate the fresh start balance of unamortized intangible assets. Additional recognition of these future income tax assets occurred in the first quarter of 2007 and was applied to contributed surplus.

Other Financial Comparisons

Quarter 1, 2007 compared to Quarter 3, 2006

As the fourth quarter of 2006 was significantly and adversely impacted by the curtailment of operations, the following revenue and cost comparative information between the first quarter of 2007 and the third quarter of 2006 is provided.

Net sales during the first quarter of 2007 were $51 million lower than in the third quarter of 2006 substantially driven by lower selling prices across virtually all of the Corporation's product lines.

Total costs and costs per ton during the first quarter of 2007 and third quarter of 2006 were essentially unchanged. Included in costs during the third quarter was $11 million relating to "fresh start" reporting inventory revaluation. Input costs, such as natural gas, scrap, coal and zinc were higher in the first quarter. Partially offsetting higher input costs were higher levels of production which improved fixed costs absorption. As well, reduced manpower and lower pension costs were realized in the first quarter, 2007.

Quarter 1, 2007 compared to Quarter 1, 2006

As a result of the Reorganization and Adoption of "Fresh Start" Reporting and the revaluation of Stelco's assets and liabilities under 'fresh start" reporting, certain consolidated financial and other information regarding the successor may not be comparable with consolidated financial and other information regarding the predecessor. Accordingly, selected comparative information in this MD&A from Successor periods to Predecessor periods has been limited to sales and shipments.

Net sales of $609 million in the first quarter ended March 31, 2007 were 10% lower than the first quarter of 2006 primarily due to a 52,000 ton reduction in shipments and lower average revenue per ton. Shipments were lower as demand in the automotive sector was considerably weaker, but was partially offset by stronger demand from the steel service centre sector. Weaker pricing primarily in the Corporation's hot rolled and cold rolled product lines resulted in lower average revenue per ton.

Financial and Operational Summary

Stelco Inc. ($ in millions, except as indicated *) (unaudited)	Quarter 1, 2007	Quarter 4, 2006	Quarter 3, 2006	Quarter 1, 2006
	(Successor)	(Successor)	(Successor)	(Predecessor)
Net sales	$ 609	$ 472	$ 660	$ 674
Costs	596	554	596	695
EBITDA (1)	13	(82)	64	(21)
Amortization of property, plant, and equipment	31	30	25	27
Amortization of intangible assets	1	1	–	1
Operating earnings (loss) before the following:	(19)	(113)	39	(49)
Employee future benefits – workforce reduction costs	–	3	6	–
Foreign exchange (gain) loss on long-term debt (Note 10)	(3)	11	1	–
Interest on long-term debt	9	9	10	–
Other interest – net	10	9	9	5
Interest on long term debt subject to compromise	–	–	–	10
Reorganization items	–	–	–	21
Earnings (loss) before income tax from continuing operations	(35)	(145)	13	(85)
Income tax expense (recovery) (Note 12)				
Current	–	–	5	7
Future	4	–	33	(13)
Net loss from continuing operations	(39)	(145)	(25)	(79)
Net loss from discontinued operations	–	–	–	(43)
Net loss	$ (39)	$ (145)	$ (25)	$ (122)
Average revenue per ton	*$ 661	*$ 701	*$ 719	*$ 692
Cost per ton	*$ 646	*$ 823	*$ 649	*$ 714
Semi-finished steel production (thousands of net tons)	1,100	611	912	997
Shipments (thousands of net tons)	922	673	918	974

(1) Non-GAAP Financial Measures

The financial information contained in this MD&A is presented in accordance with Canadian GAAP. Reference is also made to "EBITDA", which is a non-Canadian GAAP measure. "EBITDA" refers to operating earnings (losses) before interest, income taxes, amortization and other non-operating income and expenses such as workforce reduction costs, foreign exchange gains and losses on long-term debt and in the case of the Predecessor, also before restructuring costs. Information concerning EBITDA has been included in this MD&A because management considers it to be, and uses it as, a meaningful indicator for assessing the operating performance of the Corporation. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Non-Canadian GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore the Corporation's use of EBITDA measures may not be comparable to measures used by other companies. A reconciliation to net loss, which is a Canadian GAAP measure, is presented above in the Financial and Operational Summary.

All note references in this document are to the Consolidated Financial Statements.

Reorganization and Adoption of "Fresh Start" Reporting

Stelco and certain related entities filed for protection under the Companies' Creditors Arrangement Act (the "CCAA") on January 29, 2004. The Corporation emerged from CCAA protection at the end of the day on March 31, 2006 upon the implementation of Stelco's third amended and restated plan of arrangement and reorganization (the "CCAA Plan"). Also on March 31, 2006, a plan of arrangement involving Stelco was implemented under the Canada Business Corporations Act (the "CBCA Plan") pursuant to which Stelco's business was reorganized and specific assets and liabilities of Stelco were transferred into nine separate limited partnerships. Stelco's emergence from CCAA protection and the implementation of the CCAA Plan and the CBCA Plan is referred to in this MD&A as the "Reorganization". Further information regarding the Reorganization is set out in Note 1 to the Consolidated Financial Statements.

When used in this MD&A, the term "Predecessor" refers to Stelco and its related entities prior to the Reorganization and the term "Successor" refers to Stelco and its related entities following the Reorganization.

In connection with the Reorganization, Stelco adopted "fresh start" reporting on March 31, 2006 and, accordingly, completed a comprehensive revaluation of its assets and liabilities. See Notes 2 and 4 to the Consolidated Financial Statements for further information.

As a result of the Reorganization and the revaluation of Stelco's assets and liabilities under "fresh start" reporting, certain consolidated financial and other information regarding the Successor may not be comparable with consolidated financial and other information regarding the Predecessor.

Summary of Quarterly Results

The following table reflects the Corporation's quarterly financial performance over the last eight quarters. Although the Corporation does not typically experience significant seasonal fluctuations in revenues the Corporation can experience significant fluctuations in revenues based on external events such as customer inventory levels, automotive demand and imports.

Stelco Inc.

(In millions, except as indicated *)		2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 [(1)] Q3	2005 [(1)] Q2
		(Successor)				(Predecessor)			
Net Sales	$	609	472	660	698	674	608	559	658
EBITDA[(2)]		13	(82)	64	19	(21)	(31)	(8)	87
Operating earnings (loss)	$	(19)	(113)	39	(10)	(49)	(58)	(36)	58
Earnings (loss) before income tax from continuing Operations	$	(35)	(145)	13	(55)	(85)	(103)	(62)	53
Net earnings (loss) from continuing operations	$	(39)	(145)	(25)	(31)	(79)	(67)	(18)	35
Net earnings (loss)	$	(39)	(145)	(25)	(31)	(122)	(120)	(42)	40
Earnings (loss) from continuing operations per common share									
Basic	*$	(1.44)	(5.35)	(0.93)	(1.14)	(0.77)	(0.66)	(0.18)	0.34
Fully diluted	*$	(1.44)	(5.35)	(0.93)	(1.14)	(0.77)	(0.66)	(0.18)	0.30
Net earnings (loss) per common share									
Basic	*$	(1.44)	(5.35)	(0.93)	(1.14)	(1.19)	(1.17)	(0.41)	0.39
Fully diluted	*$	(1.44)	(5.35)	(0.93)	(1.14)	(1.19)	(1.17)	(0.41)	0.34
Average revenue per ton	*$	661	701	719	719	692	685	690	783
Cost per ton	*$	646	823	649	699	714	720	700	680
Semi-finished steel production (thousands of net tons)		1,100	611	912	1,108	997	982	875	1,054
Shipments (thousands of net tons)		922	673	918	971	974	888	810	840

(1) Restated to disclose the activities of the Predecessor's continuing and discontinued operations separately.

(2) EBITDA is a non-GAAP financial measure. See "Financial and Operational Summary – Non GAAP Financial Measures".

Liquidity and Capital Resources

The liquidity and capital resources of the Corporation are dependent upon a number of factors, including, without limitation, market and economic conditions and the impact of these conditions on the price of steel products, raw material costs, the ability to fund necessary capital projects, pension requirements and labour negotiations and disputes.

The Corporation has a significant requirement for working capital related primarily to inventories due to the lead time of acquiring raw materials, the quantities of raw materials that are required to produce semi-finished steel and the amount of time required to process this semi-finished steel into a finished product. This working capital requirement is characteristic of many companies within the steel industry.

Cash Flow Summary

(In millions) Three months ended March 31	2007	2006
	(Successor)	(Predecessor)
Cash provided by (used for):		
Continuing operations adjusted for items not affecting cash	$ (31)	$ (41)
Changes in operating elements of working capital	(47)	(2)
Operating activities	(78)	(43)
Investment activities	(9)	58
Financing activities	95	(21)
Net change in cash position	$ 8	$ (6)

Due to the non-comparable nature of the financial results between the Successor and the Predecessor (see "Reorganization and Adoption of "fresh start" reporting" in this MD&A), the following commentary pertains to the results of the Successor only.

Cash provided by (used for) operating activities

Total cash flow usage for operating activities for the first quarter of 2007 was $78 million. Negative cash flow from operating activities excluding working capital was driven primarily by the net loss of $39 million adjusted for items not affecting cash, (see Consolidated Statement of Cash Flows for further information). In addition negative cash flows of $47 million were incurred for changes in working capital. The primary factor was a significant increase in accounts receivable ($93 million) resulting from significantly higher shipments. Partially offsetting this was an overall net decrease in inventories ($36 million) relating primarily to a reduction in raw materials offset partly by an increase in work in process and finished goods.

Cash provided by (used for) investment activities

Capital expenditures were $9 million during the first quarter of 2007 related primarily to various projects at the Corporation's mining properties, as well as spending on the Lake Erie Steel phase two hot strip mill upgrade which was substantially completed in the fourth quarter of 2006.

Cash provided by (used for) financing activities

The Corporation increased borrowings during the first quarter of 2007 by $105 million. In addition, $7 million of long-term debt was repaid relating to a regularly scheduled debt repayment at one of the Corporation's wholly owned subsidiaries. Financing fees of $3 million were prepaid in connection with the amendment and extension of the asset based loan facility and the proposed refinancing of the secured revolving term loan.

Liquidity

The Corporation's liquidity and capital resources position is summarized as follows:

(In millions)	At March 31 2007	At December 31 2006	At March 31 2006
	(Successor)	(Successor)	(Successor)
Cash, cash equivalents and restricted cash	$ 8	$ –	$ 36
Available lines of credit (1)	786(2)	603(2)	859(2)
Lines of credit drawn down	(488)	(383)	(427)
Net liquidity	$ 306	$ 220	$ 468

(1) After letters of credit usage, and subject to the availability under their governing agreements.
(2) Includes the amount available from the $600 ABL facility and the $375 secured revolving term loan. See "Financing Arrangements" below.

The improvement of $183 million in available lines of credit was primarily due to increases in underlying collateral (principally accounts receivable), and amendments to the ABL, which increased the line availability.

If the proposed refinancing of the secured revolving term loan (see Financing Arrangements below) had been in effect on March 31, 2007, the available lines of credit and net liquidity would have been reduced by $100 million due to a lower available amount.

Financing Arrangements

Stelco Inc.

Asset Based Loan Facility

On March 23, 2007, the Corporation completed certain amendments to its existing $600 million Asset Based Loan Facility ("ABL Facility"). These amendments included extending the term of the facility from March 31, 2008 to March 31, 2012, increasing availability under the facility and potentially lowering overall financing costs. The amended ABL facility bears interest that varies depending on the level of availability at the Canadian bankers' acceptance rate + 1.25% to 2.25%, prime rate + 0.0% to 0.5%, the US Base rate + 0.0% to 0.5% or LIBOR + 1.25% to 2.25%, depending on the nature of the loan instrument incurred. The ABL facility continues to be secured by a first priority security interest in the eligible inventory and accounts receivable of Stelco. The ABL also continues to be additionally secured by a second priority security interest on all other property and assets of the Corporation, limited to a maximum amount of $300 million, which is subject to adjustment under certain circumstances, and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral, but will not exceed $600 million. At March 31, 2007, the available amount of the ABL was $411 million and the amount drawn on the ABL facility was $288 million.

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Limited (a significant shareholder of the Corporation) in the amount of $375 million for a term of seven years. The amount drawn on this facility at March 31, 2007 was $200 million. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full at the end of the seventh year. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, and a first priority security interest in the property, plant and equipment of Stelco except project financings. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in the subsidiaries, partnerships and joint ventures of Stelco.

On April 9, 2007, the Corporation entered into a commitment letter with GE Corporate Lending Canada relating to a proposed refinancing of the secured revolving term loan. The proposed refinancing would replace the Corporation's existing revolving term loan with a fully drawn US dollar facility in an amount equivalent to $275 million Canadian, having a term of six years. The new facility would have a significantly lower interest rate and fees compared to the Corporation's existing revolving term loan. The completion of the refinancing is subject to a number of conditions which must be satisfied no later than May 11, 2007. In relation to this refinancing, Stelco has entered into an agreement with its lender for the existing revolving term facility to defer payment of the $11 million annual fee otherwise payable thereunder on March 31, 2007 until May 11, 2007. Under the agreement, if the existing revolving term loan facility is repaid by May 11, 2007, the deferred fee will be waived.

Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, affected creditors received floating rate notes ("FRN's") equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest on the FRN's is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of LIBOR plus 5.50% if paid in cash and LIBOR plus 8.50% if paid in new FRN's or if interest payments are deferred and accrued in accordance with the terms of the FRN's. Interest on the FRN's for the three months ended March 31, 2007 totalled $8 million and has been calculated under the cash payment option consistent with the semi-annual payment made in March 2007. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% of face value until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL facility and the secured revolving term loan in all respects including rights to payment and enforcement until both the ABL facility and secured revolving term loan are repaid in full. For further details see Note 10 to the Consolidated Financial Statements.

Province Note

In accordance with the Pension Agreement (see Note 1 to the Consolidated Financial Statements), the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares of Stelco. The Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum, payable semi-annually in cash or, at Stelco's option, by delivering Stelco common shares. For further details see Note 10 to the Consolidated Financial Statements.

Liquidity Risks

In addition to those risks discussed below under "Risk Factors", some of the provisions contained in the Corporation's financing arrangements provide for the escalation of lending rates in certain circumstances which, if triggered, could impact the liquidity of the Corporation depending upon the amount outstanding under the particular facility. These agreements also contain provisions (along with the Corporation's long-term debt agreements), which restrict the Corporation's ability to issue additional debt.

Capital Resources

The cash position, cash flow from operations and available, as well as proposed, credit facilities are expected to enable the Corporation to satisfy its anticipated operating and capital cash requirements.

Off-Balance Sheet Arrangements

Other than operating leases, the Corporation does not engage in off-balance sheet accounting to structure any of its financial arrangements and had no off-balance sheet arrangements at March 31, 2007.

Financial Instruments

As part of the implementation of CICA Handbook Section 3855, a full evaluation of the Corporation's financial derivatives was undertaken (see discussion under "Changes in Accounting Policy").

The Corporation did not utilize any third party financial instruments to mitigate interest rate or foreign exchange risk in the first quarter of 2007 and therefore no such financial instruments were outstanding at March 31, 2007.

Related Party Transactions

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Ltd. (a shareholder of the Corporation) in the amount of $375 million for a term of seven years. The Corporation has entered into a commitment letter to potentially replace this facility (see Financing Arrangements).

Included in financial expense for the three months ended March 31, 2007 is approximately $6 million relating to borrowings under this agreement. The interest on borrowings is calculated in accordance with the applicable lending agreement, yielding approximately 11% as at March 31, 2007. The majority of interest is paid prior to the end of each month, therefore a nominal amount is outstanding at March 31, 2007. At March 31, 2007 there was $200 million outstanding under this loan.

In connection with this facility the Corporation accrued an annual fee of $11 million, the payment of which has been deferred until May 11, 2007. If the existing revolving term credit facility is repaid by May 11, 2007, the deferred fee will be waived.

Outstanding Share Data

Common Shares

(in millions, except share numbers)	At March 31, 2007	At December 31, 2006
	(Successor)	(Successor)
Common Shares	27,123,985	27,123,908
Total Capital Stock	$ 149	$ 149

Common Shares and Warrants

As a result of the exercise of 77 warrants in the first quarter of 2007, there were 27,123,985 common shares outstanding at March 31, 2007. At March 31, 2007 there were 2,264,365 warrants outstanding.

Incentive Stock Option Plan

During the three months ended March 31, 2007, no options were exercised or forfeited. An additional 150,000 options were granted at an exercise price of $22.40 per common share. At March 31, 2007 there were 1,925,250 stock options outstanding. See Note 16 to the Consolidated Financial Statements for additional information.

Changes in Accounting Policy

Financial Instruments

Effective January 1, 2007, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, and Section 3865, Hedges. The adoption of

these standards has been applied retroactively, without restatement of prior period amounts. These standards provide guidance on the recognition, measurement and classification of financial assets and financial liabilities. These standards also provide guidance for reporting items in other comprehensive income, which will be included on the Consolidated Statement of Financial Position as a separate component of shareholders' equity. The adoption of these standards did not have any significant impact on the financial reporting in the first quarter of 2007 (see Note 3 to the Consolidated Financial Statements for additional information).

Inventories

In March 2007, the CICA approved Handbook Section 3031, Inventories, which replaces the existing Section 3030, Inventories. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, with earlier application encouraged. The standard provides more guidance on the measurement and disclosure requirements for inventories. The Corporation is evaluating the impact of the new standard.

Critical Accounting Assumptions and Estimates

In preparing the Consolidated Financial Statements, management is required to make certain assumptions and estimates. Choosing one assumption or estimate from a range of possibilities can materially impact the amounts reported on the Statement of Earnings (Loss) or the Statement of Financial Position. Management reviews accounting assumptions and estimates regularly in light of past experience and current conditions or changes in Canadian GAAP, and utilizes outside consultants as necessary to arrive at appropriate assumptions and estimates to be used in the preparation of the Consolidated Financial Statements. The Audit Committee of the Board of Directors reviews these significant assumptions and estimates.

Management considers assumptions and estimates relating to the following matters to be the most critical:

- going concern
- valuation of accounts receivable;
- carrying value of long-lived assets (property, plant and equipment);
- employee future benefits;
- income taxes;
- inventory valuation;
- environmental matters; and
- basis of valuation.

The Corporation's Consolidated Financial Statements are prepared in accordance with Canadian GAAP. The Corporation has not made any significant changes to the critical accounting assumptions and estimates as described in the MD&A contained in the 2006 Annual Report.

Risk Factors

Stelco's business and future performance is subject to a number of risk factors as noted under "Risk Factors" in management's discussion and analysis included in Stelco's 2006 Annual Report, including, demand and pricing for steel, cost competitiveness, liquidity, supply and pricing of energy and raw material costs, steel industry consolidation, unplanned repairs or equipment outages, concentration of credit risk, environmental compliance, trade regulations, employees, pension plans, technology, currency fluctuations and labour matters. The Corporation has not identified any significant changes to the risk factors noted above.

Outlook

Steel shipments increased substantially in the first quarter of 2007, as the fourth quarter of 2006 was significantly and adversely impacted by reduced consumption in the automotive and steel service centre sectors. Pricing remained under pressure particularly in the spot market.

Inventory adjustments by the Corporation's automotive and steel service centre customers are expected to be largely completed during the second quarter, resulting in a return to a higher level of shipments to those markets. Shipments to the pipe and tube market are expected to remain relatively strong in the near term.

The Corporation has announced a number of price increases on many of its products that will take effect throughout the second quarter on its spot market business. Low import offerings, as well as scheduled production outages at key competitors in the second quarter are factors that may result in steady demand and some opportunity for spot price increases.

The Corporation will continue to adjust its course of action as required in order to transition Hamilton Steel operations into a lower cost facility. The announced closure of the 56" hot strip mill is an important step in this direction. Further review of the Hamilton facilities and cost structure is underway.

The Corporation continues to build new customer relationships and is committed to lowering overall costs.

Forward-Looking Statements

This MD&A contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this MD&A or as of the date on which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including increases in steel imports into Canada; employee matters, including staffing levels, the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar and their impact on the Corporation's US dollar denominated long-term debt, steel pricing and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this MD&A.

Additional Information

Additional information concerning Stelco, including the Corporation's 2006 Annual Information Form, may be viewed on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and at Stelco's Web site www.stelco.ca.

Rodney B. Mott	J. Kenneth Rutherford
President and Chief Executive Officer	Chief Financial Officer

HAMILTON, ONTARIO

April 30, 2007

Consolidated Statements of Loss

(in millions, except per share amounts) (unaudited)	Three Months Ended March 31, 2007 (1)	Three Months Ended March 31, 2006 (1)
	(Successor)	(Predecessor)
Net Sales	$ 609	$ 674
Costs	596	695
	13	(21)
Amortization of property, plant and equipment	31	27
Amortization of intangible assets	1	1
Operating loss before the following:	(19)	(49)
Foreign exchange gain on long-term debt (Note 10)	(3)	–
Interest on long-term debt	9	–
Other interest – net	10	5
Interest on long-term debt subject to compromise	–	10
Reorganization items (Note 17)	–	21
Loss before income tax from continuing operations	(35)	(85)
Income tax expense (recovery) (Note 12)		
Current	–	7
Future	4	(13)
Net loss from continuing operations	**(39)**	**(79)**
Net loss from discontinued operations (Note 1)	–	(43)
Net loss	**$ (39)**	**$ (122)**
Loss per common share (Note 15)		
Basic		
Continuing operations	$ (1.44)	$ (0.77)
Net loss	$ (1.44)	$ (1.19)
Fully diluted		
Continuing operations	$ (1.44)	$ (0.77)
Net loss	$ (1.44)	$ (1.19)
Weighted average common shares outstanding – millions	27.1	102.2

(1) Due to the application of fresh start reporting (Note 4), the Consolidated Statements of Loss of the Predecessor and Successor are not comparable.

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Retained Deficit

(in millions) (unaudited)	Three Months Ended March 31, 2007 (1)	Three Months Ended March 31, 2006 (1)
	(Successor)	(Predecessor)
Balance at beginning of period	$ (201)	$ (461)
Net loss	(39)	(122)
Other comprehensive loss (Note 3)	–	–
Balance at end of period	**$ (240)**	$ (583)
Fresh start adjustment (Note 4)		583
Balance at end of period – post fresh start		$ –

(1) The three-month period ended March 31, 2007 is not comparable with three months ended March 31, 2006 due to the application of fresh start reporting (Note 4).

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Financial Position

(in millions) (unaudited)	At March 31 2007 (Successor)	At December 31 2006 (Successor)
Assets		
Current assets		
Cash and cash equivalents	$ 8	$ –
Accounts receivable	307	214
Inventories (Note 6)	657	693
Prepaid expenses	25	28
Future income taxes (Note 12)	27	27
	1,024	962
Other assets		
Property, plant and equipment	1,721	1,743
Intangible assets (Note 8)	24	1
Other	19	32
	1,764	1,776
Total Assets	**$ 2,788**	**$ 2,738**
Liabilities and Shareholders' Deficit		
Current liabilities		
Accounts payable and accrued	$ 223	$ 220
Income and other taxes	9	1
Employee future benefits	58	58
Pension liability	65	65
Long-term debt due within one year (Note 10)	13	13
	368	357
Other liabilities		
Employee future benefits	1,257	1,254
Pension liability	311	338
Long-term debt (Note 10)	333	342
Revolving term loans (Note 9)	488	383
Future income taxes (Note 12)	89	88
Asset retirement obligation	25	24
	2,503	2,429
Total Liabilities	**2,871**	**2,786**
Shareholders' Deficit		
Capital stock (Note 13)	149	149
Contributed surplus (Note 14)	5	1
Warrants (Note 13)	3	3
Retained deficit	(240)	(201)
Total Shareholders' Deficit	**(83)**	**(48)**
Total Liabilities and Shareholders' Deficit	**$ 2,788**	**$ 2,738**

Contingencies (Note 18)

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in millions) (unaudited)	Three Months Ended March 31, 2007 [1]	At March 31 2006	Three Months Ended March 31, 2006 [1]
	(Successor)	(Plan Implementation)	(Predecessor)
Cash provided by (used for) operating activities			
Net loss from continuing operations	$ (39)	$ –	$ (79)
Adjustments for items not affecting cash			
Amortization of property, plant, and equipment	31	–	27
Amortization of intangible assets	1	–	1
Future income taxes (Note 12)	4	–	(13)
Employee pension and other future benefits	(24)	(382)	28
Employee future benefits workforce reduction costs	(7)	–	–
Foreign exchange gain on floating rate notes (Note 10)	(3)	–	–
Accretion of asset retirement obligation	1	–	–
Accretion of Province Note fair value adjustment (Note 10)	1	–	–
Stock option expense	1	–	–
Other	3	–	(5)
	(31)	(382)	(41)
Changes in operating elements of working capital			
Accounts receivable	(93)	–	(127)
Inventories	36	–	102
Prepaid expenses	3	–	5
Accounts payable and accrued	(1)	–	9
Income and other taxes	8	–	9
	(47)	–	(2)
	(78)	(382)	(43)
Investing activities			
Proceeds from sale of non-core assets (Note 7)	–	–	107
Expenditures for capital assets	(9)	–	(49)
	(9)	–	58
Financing activities			
Decrease in bank indebtedness	–	(182)	(9)
Increase in revolving term loans (Note 9)	105	427	–
Financing issue expenses	(3)	(13)	–
Reduction of long-term debt (Note 10)	(7)	–	(12)
Proceeds from issue of long-term debt	–	150	–
Proceeds from issue of common shares	–	108	–
Reduction of liabilities subject to compromise	–	(108)	–
	95	382	(21)
Cash, cash equivalents and restricted cash			
Net increase (decrease)	8	–	(6)
Balance at beginning of period	–	36	42
Balance at end of period	$ 8	$ 36	$ 36
Consists of:			
Cash and cash equivalents	$ 8	$ 2	$ 2
Restricted cash (Note 5)	–	34	34
	$ 8	$ 36	$ 36

(1) The three-month period ended March 31, 2007 is not comparable with three months ended March 31, 2006 due to the application of fresh start accounting (Note 4).

See accompanying Notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1. Business Description and CCAA History

Business Description

Stelco Inc. ("Stelco" or the "Corporation") is one of Canada's largest steel producers. The Corporation operates two integrated steel plants in Ontario, Canada which produce a variety of steel products for customers in the automotive, steel service center, appliance, energy, construction and pipe and tube industries within North America. In addition, Stelco has ownership interests in three iron ore properties. Through these ownership interests and related supply agreements, Stelco has secured approximately 90% of its requirements for iron ore. Stelco operates its businesses through partnerships, subsidiaries and joint ventures. Where applicable, "Stelco" and the "Corporation" refer to Stelco Inc. and its partnerships, subsidiaries and joint ventures collectively.

CCAA History

On January 29, 2004, Stelco and certain related entities filed for protection under the *Companies' Creditors Arrangement Act* ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice granting it creditor protection. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Proceedings"). The Canadian proceedings included Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and Stelwire Ltd. ("Stelwire"), which were collectively referred to as the "Applicants". The U.S. Proceedings included Stelco, Stelpipe, and Stelwire. The Corporation's other subsidiaries and joint ventures were not included in the proceedings. For the periods prior to emergence from CCAA, collectively, the Applicants and the Corporation's other subsidiaries and joint ventures are referred to as the "Predecessor" in the consolidated financial statements and notes.

At the end of the day on March 31, 2006, the Predecessor implemented its Third Amended and Restated Plan of Arrangement and Reorganization (the "CCAA Plan"), as approved by the Court on January 20, 2006, and emerged from CCAA protection. For the purpose of these Consolidated Financial Statements the Corporation is referred to as the "Successor" in respect of the period after implementation of the CCAA Plan. Also, on March 31, 2006, a plan of arrangement under the Canada Business Corporation Act ("the CBCA") that involved the Corporation (the "CBCA Plan") was implemented. In accordance with the CBCA Plan, the Predecessor's business was reorganized with specific assets and liabilities being transferred into separate limited partnerships ("LP's"). Upon implementation of this reorganization, Stelco became the parent company and limited partner of these limited partnerships. Further information on the CCAA Plan and CBCA Plan is outlined below.

Discontinued Operations

As part of the CCAA, Stelco divested all of its manufactured products and mini-mill businesses. The impact on earnings for the three months ended March 31, 2006 was a net loss of $43 million (net of income tax of $2 million).

Treatment of Stakeholders Compromised Under the CCAA Plan

Holders of Affected Claims

Under the CCAA Plan, the claims of the unsecured creditors (the "Affected Creditors") were not satisfied in full by the consideration distributed under the CCAA Plan. At March 31, 2006, the final accepted Affected Creditor claims of $547 million were settled in exchange for the following:

- New Secured Floating Rate Notes ("FRNs") in the US dollar equivalent of $275 million Canadian ($235 million US);
- 6,364,000 newly issued common shares (the "New Common Shares") of Stelco valued at $5.50 per share (1,100,000 prorated among all Affected Creditors and 5,264,000 prorated based on amounts elected through the share election process);
- Cash of $108,548,000; and
- Warrants exercisable for an aggregate of 1,418,500 New Common Shares (the "New Warrants") with an exercise price of $11.00 per New Common Share and a seven-year term.

Holders of Series A and B Voting Common Shares

The Series A and B voting common shares previously outstanding were exchanged into new redeemable shares at a ratio of 0.000001 for each such share. Such shares were then redeemed and cancelled on March 31, 2006 for nil consideration.

Agreements

Plan Sponsor Agreement

The New Common Shares of the restructured Stelco were divided among three groups under the CCAA Plan: the Affected Creditors (as referred to above), the Province of Ontario (the "Province") and Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors"). The Province obtained its equity interest as part of the financing provided to Stelco (Note 10) wherein it received warrants to purchase 851,100 New Common Shares. The Equity Sponsors acquired their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, the Equity Sponsors agreed to purchase 19,736,000 New Common Shares of Stelco at a price of $5.50 per share for proceeds of $108,548,000. These funds were used for the cash distribution to Affected Creditors under the Plan as referred to above.

Pension Plan Funding Agreement

Stelco and the Province along with the Superintendent of Financial Services of Ontario and certain of the newly formed LPs entered into a pension funding agreement (the "Pension Agreement") on March 31, 2006 that outlines the funding arrangements with respect to Stelco's four main pension plans. The purpose of the Pension Agreement is to transition the four main plans from the Section 5.1 election of Regulation 909 of the Pension Benefits Act (Ontario) (the "PBA"), which had exempted the four main plans from funding of the solvency deficiencies under the plans in exchange for higher pension benefit guarantee fund payments, to the general regulatory requirements of the PBA by no later than January 1, 2016. See Note 10 for further details.

CCAA Plan Financing

New financing was raised under the CCAA Plan from the following sources:

• New ABL Facility (asset based loan) (Note 9)	up to $600 million
• New Secured Revolving Term Loan (Note 9)	$375 million
• New Province Note (Note 10)	$150 million
• Federal Government (cancelled in June 2006)	$30 million

Note 2. Basis Of Presentation

Interim financial statements have been prepared in accordance with the accounting policies and methods used in the most recent annual financial statements as described on pages 32 to 34 of the corporation's 2006 Annual Report, except for the policy described in Note 3 below, which was changed effective January 1, 2007. The financial statements and notes presented in this interim report should be read in conjunction with the most recent annual financial statements.

The consolidated financial statements of the Successor and Predecessor companies are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP. As a result of a substantial realignment of equity and non-equity interests in the Corporation (Note 4), "fresh start" reporting was adopted on March 31, 2006. In accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1625 – "Comprehensive Revaluation of Assets and Liabilities", the Corporation undertook a comprehensive revaluation of its assets and liabilities. As required by CICA Handbook Section 1625, the enterprise value was allocated based upon management's best estimate of the relative fair values of the identifiable assets and liabilities of the Corporation in accordance with the guidance in CICA Handbook Section 1581 – "Business Combinations". The Corporation finalized its allocation in the third quarter of 2006 resulting in the transfer of amounts between property, plant and equipment, inventories and intangible assets and future income taxes effective as of March 31, 2006 (see Note 4).

The Consolidated Statements of Financial Position as at March 31, 2007 and December 31, 2006 reflect the accounts of the Successor. While not comparable, the Corporation has presented both the Consolidated Statement of Earnings (Loss) and the corresponding Consolidated Statement of Cash Flows to reflect the activities of the Successor for the three months ended March 31, 2007 and the Predecessor for the three months ended March 31, 2006.

While the Predecessor was under creditor protection (January 29, 2004 – March 31, 2006), the Predecessor applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7), where it did not conflict with Canadian generally accepted accounting principles ("Canadian GAAP"), in the preparation of its consolidated financial statements. As a result, the Predecessor made adjustments to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Allowed claims arising under the CCAA proceedings were recorded as liabilities subject to compromise and presented separately on the Consolidated Statement of Financial Position. While in CCAA payments were not made on liabilities subject to compromise, including long-term debt. Interest on debt obligations continued to be recognized under Canadian GAAP consistent with Canadian legal requirements. Interest was not a Reorganization item. While the Corporation and certain of its subsidiaries were in CCAA the Predecessor's consolidated

financial statements continued to be prepared using the going concern concept, which assumed that the Corporation would be able to realize its assets and discharge its liabilities in the normal course of business.

The Consolidated Financial Statements are prepared using the going concern concept which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not reflect any adjustments that would be necessary if the going concern assumption was not appropriate. The Corporation is dependent upon a strong North American steel market and improving financial results. The outcome of these matters is not determinable at this time.

Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates are reasonable, however, actual results could differ from these estimates.

Note 3. Changes in Accounting Standards

These unaudited interim Consolidated Financial Statements have been prepared using the same accounting policies as disclosed in Note 3 to the 2006 audited Consolidated Financial Statements of Stelco except as noted below.

Financial Instruments

Effective January 1, 2007, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, and Section 3865, Hedges. The adoption of these standards has been applied retroactively, without restatement of prior period amounts.

Section 1530, Comprehensive Income, and Section 3251, Equity, introduce requirements for the reporting and presentation of comprehensive income, which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. Comprehensive income comprises net income and other comprehensive income, which represents revenues, expenses, gains and losses which in accordance with generally accepted accounting principles are not reflected in net income. For the three month period ended March 31, 2007, there were no items to be reported within other comprehensive income, and there was no balance of accumulated other comprehensive income at January 1, 2007 or March 31, 2007. The adoption of these standards had no impact on deficit at January 1, 2007.

Section 3855, Financial Instruments – Recognition and Measurement, establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

Under the standard, financial assets and liabilities must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale, and other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value, with changes in fair value recognized in net income. Available-for-sale financial instruments are measured at fair value, with changes in fair value recognized in other comprehensive income until derecognized or impaired at which time the amounts are recorded in net income. Financial instruments classified as held-to-maturity, loans and receivables or other financial liabilities are measured at amortized cost, using the effective interest rate method.

As a result of the adoption of these new standards, the Corporation has implemented the following classifications:

Held-for-trading financial assets – cash and cash-equivalents;

Held-to-maturity investments – certain other assets;

Loans and receivables – accounts receivable; and

Other financial liabilities – accounts payable, certain accrued liabilities, revolving term loans, and long-term debt.

The Corporation did not have available-for-sale financial instruments at January 1, 2007 or during the three month period ended March 31, 2007. For cash and cash-equivalents, certain other assets, accounts receivable, accounts payable and certain accrued liabilities amortized cost approximates cost.

Except as noted below with respect to financing fees and transaction costs, the implementation of these classifications and their related accounting treatment under Section 3855, had no impact on the Consolidated Financial Statements.

In accordance with Section 3855, management has elected to account for transaction costs, which represent costs paid to advisors in connection with the Corporation's long term debt agreements, as part of the carrying value of the related liability. Financing fees and transaction costs relating to revolving facilities (Note 9), that were previously included in Other assets, have been reclassified to intangible assets effective January 1, 2007 and will continue to be amortized over the expected life of the related revolving facility (Note 8). As a result of these changes, at January 1, 2007, Other Assets decreased by $10 million and Intangible Assets increased by $10 million.

Under Section 3855, derivatives embedded within a host contract that require separation from the host contract are required to be measured at fair value, with changes in fair value recognized in net income. The Corporation has identified and recognized an embedded derivative relating to the call option in the Corporation's Floating Rate Notes. As an embedded derivative, the call option

is required to be measured at its fair value. Management has determined the fair value at January 1, 2007 and March 31, 2007 to be insignificant.

Section 3865, Hedges, establishes standards for the use of hedge accounting. The Corporation had no hedges at January 1, 2007 or during the three month period ended March 31, 2007, and there was no impact on the Consolidated Financial Statements as a result of adopting this standard.

Section 3861, Financial Instruments – Disclosure and Presentation, established standards for presentation of financial instruments and non-financial derivatives, and identifies information that should be disclosed about them, including information about factors that effect the amount, timing and certainty of future cash flows relating to financial instruments.

Inventories

In March 2007, the CICA approved Handbook Section 3031, Inventories, which replaces the existing Section 3030, Inventories. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, with earlier application encouraged. The standard provides more guidance on the measurement and disclosure requirements for inventories. The Corporation is evaluating the impact of the new standard.

Note 4. Fresh Start Reporting

As outlined in Note 2, Stelco adopted fresh start reporting on March 31, 2006. As a result, all assets and liabilities of the Successor were reported at estimated fair values, except for future income taxes, which were reported in accordance with the requirements of CICA Handbook Section 3465, and pension and other post-employment benefits, which were reported in accordance with CICA Handbook Section 3461.

The fair values of the assets and liabilities of the Successor were based on management's best estimates as of March 31, 2006. The Successor finalized its valuation of assets and liabilities, primarily property, plant and equipment, inventories, intangibles and future income taxes, in the third quarter 2006 and reflected adjustments in the Consolidated Statement of Financial Position as at March 31, 2006. The adjustments to the Predecessor balances related to Predecessor shareholders, affected creditors and equity sponsors and pensions and financing were finalized upon emergence from CCAA.

Note 4. Fresh Start Reporting

Stelco Inc.

Consolidated Statement of Financial Position

(in millions)	At March 31, 2006	Predecessor Shareholders	Affected Creditors and Equity Sponsors	Pensions and Financing	Fresh Start Adjustments	At March 31, 2006
		Third Amended and Restated Plan of Arrangement and Reorganization				
	(Predecessor)					(Successor)
Assets						
Current assets						
Cash and cash equivalents	$ 2	$ –	$ 108[2] (108)[1]	$ (382)[6] 150[4] 232[5]	$ –	$ 2
Restricted cash	34	–	–	–	–	34
Accounts receivable	413	–	–	–	5[7]	418
Inventories	680	–	–	–	60[7]	740
Prepaid expenses	24	–	–	–	–	24
Future income taxes	5	–	–	–	2[8]	7
	1,158	–	–	–	67	1,225
Other assets						
Property, plant and equipment	962	–	–	–	795[7]	1,757
Intangible assets	73	–	–	–	(55)[7]	18
Deferred pension cost	99	–	–	–	(99)[7]	–
Future income taxes	38	–	–	–	(38)[8]	–
Other	21	–	–	13[3]	2[7]	36
	1,193	–	–	13	605	1,811
Total Assets	$ 2,351	$ –	$ –	$ 13	$ 672	$ 3,036
Liabilities and Shareholders' Equity						
Current liabilities						
Bank and other short-term indebtedness	$ 182	$ –	$ –	$ (182)[5]	$ –	$ –
Revolving term loans	–	–	–	35[3,5]	–	35
Accounts payable and accrued	241	–	–	–	4[7]	245
Employee future benefits	60	–	–	–	–	60
Pension liability	–	–	–	–	67[7]	67
Income and other taxes	17	–	–	–	–	17
Long-term debt due within one year – existing	18	–	–	–	3[7]	21
Future income taxes	–	–	–	–	–	–
Liabilities subject to compromise	640	–	(640)[1]	–	–	–
	1,158	–	(640)	(147)	74	445
Other liabilities						
Employee future benefits	847	–	–	–	411[7]	1,258
Pension liability	–	–	–	(382)[6]	732[7]	350
Long-term debt – existing	14	–	–	–	–	14
Long-term debt – New Secured Floating Rate Notes	–	–	275[1]	–	–	275
Long-term debt – New Province Note –	–	–	–	149[4]	(92)[7]	57
Revolving term loans	–	–	–	392[3,5]	–	392
Future income taxes	79	–	–	–	(3)[8]	76
Asset retirement obligation	16	–	–	–	6[7]	22
	956	–	275	159	1,054	2,444
Total Liabilities	2,114	–	(365)	12	1,128	2,889
Shareholders' Equity						
Convertible debentures conversion option	23	–	(23)[1]	–	–	–
Capital stock	781	(781)[1]	36[1] 108[2]	–	–	144
New Warrants	–	–	2[1]	–	–	2
Province Warrants	–	–	–	1[4]	–	1
Contributed surplus	16	(16)[1]	–	–	–	–
Retained deficit	(583)	797[1]	242[1]	–	(456)[7]	–
Total Shareholders' Equity	237	–	365	1	(456)	147
Total Liabilities and Shareholders' Equity	$ 2,351	$ –	$ –	$ 13	$ 672	$ 3,036

Note 4. Fresh Start Reporting

The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the CCAA Plan and consummation of the various agreements:

(1) Implementation of the Plan as outlined in Note 1.

The following table reconciles the Predecessor's liabilities subject to compromise to those that were accepted claims under the Plan:

(in millions)		At March 31, 2006
		(Predecessor)
Liabilities subject to compromise		
Accepted claims	$	547
Post-filing interest		83
Unfiled claims		10
Total liabilities subject to compromise	$	640
Settlement		
Cash	$	108
Floating Rate Notes		275
New Common Shares		36
New Warrants		2
Total consideration	$	421
Excess of claims over distribution		**219**
Convertible debenture conversion option		23
Total adjustment to retained deficit	**$**	**242**

The holders of Series A and B voting common shares received nil consideration.

(2) Issuance of shares for cash under the Plan Sponsor Agreement (Note 1).

(3) Payment of financing fees on implementation of the Plan, which were deferred and amortized over the term of the related credit facilities.

(4) Receipt of cash under the Province Agreement in exchange for a note payable and issuance of warrants.

(5) Repayment of borrowings under the Predecessor's line of credit and increase in revolving term loans in order to make pension funding payment.

(6) Initial pension funding made under the Province Agreement.

(7) Comprehensive revaluation of assets and liabilities and elimination of the deficit.

(8) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future income tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused income tax losses or other deductions are realized.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date. A portion of these future income tax assets were recognized in the nine month period ending December 31, 2006 and were applied to eliminate the unamortized intangible assets that were recorded at March 31, 2006. Recognition of these future income tax assets in periods after 2006 will be applied to contributed surplus.

Included under the Fresh Start Adjustment captions are all income tax adjustments required to transition the Predecessor's accounts to the Successor's accounts at March 31, 2006.

Note 5. Restricted Cash

Restricted cash represented funds held in trust with the Monitor under the CCAA proceedings pending direction from the Ontario Superior Court of Justice for its use.

In 2006, the Monitor released the proceeds held in trust pertaining to the sale of non-core assets.

Note 6. Inventories

(in millions)	At March 31, 2007	At December 31, 2006
	(Successor)	(Successor)
Raw materials and supplies	$ 345	$ 442
Finished and work-in-process	312	251
Total inventories	$ 657	$ 693

Note 7. Asset Sales

While in CCAA, the Corporation determined that all of the businesses in the Mini-mill and Manufacturered Products segments were non-core and were to be sold. Accordingly, these businesses were presented in the consolidated financial statements of the Predecessor as assets held for sale and discontinued operations to isolate the earnings (loss) and cash flows associated with these businesses. The proceeds received from these asset sales were held in trust with the Monitor and included in restricted cash, pending authorization from the court to release the funds for general use (Note 5).

The amount of the final purchase price relating to the 2005 sale of substantially all of the assets of Stelpipe Ltd. is subject to a dispute with the purchaser relating to adjustments for assumed liabilities and working capital amounts. The dispute is under review.

Note 8. Intangible Assets

Net intangible assets of $24 million at March 31, 2007 are principally comprised of $9 million of unamortized financing and legal fees related to the Corporation's ABL facility and secured revolving term loan, previously classified as Other assets (Note 3) and $14 million of additional financing fees incurred in the first quarter, 2007 (including an $11 million deferred payment on the secured revolving term loan, subject to waiver (Note 9)).

Note 9. Revolving Term Loans

Asset Based Loan Facility

The long term asset based loan facility (the "ABL facility") entered into on March 31, 2006 bore interest at the Canadian bankers' acceptance rate + 2.25%, prime rate + 0.5%, the US Base rate + 0.5% or London Inter-Bank Overnight Rate ("LIBOR") + 2.25%, depending on the nature of the loan instrument incurred. The ABL facility was available until March 31, 2008 and, prior to each March 31 anniversary date, the facility could be extended for a period of two years if the lender and Stelco mutually agreed.

On March 23, 2007, the Corporation completed certain amendments to its existing $600 million ABL facility. These amendments included extending the term of the facility from March 31, 2008 to March 31, 2012. The amended ABL facility bears interest that varies depending on line availability at the Canadian bankers' acceptance rate + 1.25% to 2.25%, prime rate + 0.0% to 0.5%, the US Base rate + 0.0% to 0.5% or LIBOR + 1.25% to 2.25%, depending on the nature of the loan instrument incurred. The ABL facility continues to be secured by a first priority security interest in the eligible inventory and accounts receivable of Stelco. The ABL also continues to be additionally secured by a second priority security interest on all other property and assets of the Corporation, limited to a maximum amount of $300 million, which is subject to adjustment under certain circumstances, and a fourth priority security interest for the balance. The available amount of the ABL facility is dependent upon the value of the underlying collateral, but will not exceed $600 million. The ABL facility incurs an annual fee of 0.375% of any unused funds available under the facility. The facility is subject to certain restrictive covenants. At March 31, 2007 the available amount of the ABL was $411 million and the amount drawn on the ABL facility was $288 million ($168 million at December 31, 2006).

Secured Revolving Term Loan

On March 31, 2006, as part of the CCAA Plan, the Corporation entered into a secured revolving term loan facility with a wholly owned subsidiary of Tricap Management Ltd. (a shareholder of the Corporation – Note 1), in the amount of $375 million for a term of seven years. The facility is revolving for three years, after which time the facility will cease to revolve and any amount outstanding on that date will be repayable in full on March 31, 2013. The secured revolving term loan currently bears interest at bankers' acceptance rate plus 6.75% until March 31, 2009 after which the loan bears interest at bankers' acceptance rate plus 7.25%. The secured revolving term loan is secured by a second priority interest on the working capital assets of Stelco, except project financings, and a first priority security interest in the fixed assets of Stelco. The secured revolving term loan is also secured by all the tangible and non-tangible assets of certain subsidiaries of Stelco and a pledge of and security interest in all of the outstanding shares of interests in certain subsidiaries, partnerships and joint ventures of Stelco. Under this facility, Stelco is required to pay an annual fee of 3% of the aggregate commitment of $375 million on each anniversary date of CCAA Plan implementation. In addition, the facility requires the Company to pay a 3% fee on the outstanding credit facility in place at March 31, 2009, if it intends to extend the facility.

On April 9, 2007 the Corporation entered into a commitment letter with GE Corporate Lending Canada relating to a proposed refinancing of the secured revolving term loan. The proposed refinancing would replace the Corporation's existing revolving term loan with a fully drawn US dollar facility in an amount equivalent to $275 million Canadian having a term of six years. The

completion of the refinancing is subject to a number of conditions which must be satisfied no later than May 11, 2007. In relation to this refinancing, on March 30, 2007, Stelco entered into an agreement with its lender for the existing revolving term facility to defer payment of the $11 million annual fee otherwise payable on March 31, 2007 until May 11, 2007. Under the agreement, if the existing revolving term loan facility is repaid by May 11, 2007, the deferred fee will be waived.

Included in financial expense for the three months ended March 31, 2007 is approximately $6 million relating to borrowings under this agreement. The interest on borrowings is calculated in accordance with the applicable lending agreement, yielding approximately 11% as at March 31, 2007. The majority of interest is paid prior to the end of each month, therefore a nominal amount is outstanding at March 31, 2007. At March 31, 2007 there was $200 million outstanding under this loan ($215 million at December 31, 2006).

Note 10. Long-term Debt

(in millions)	At March 31, 2007	At December 31, 2006
	(Successor)	(Successor)
Floating rate notes at LIBOR + 5.50% (1)	$ 271	$ 274
1% Province Note (2)	149	149
1% Province Note – fair value adjustment (2)	(87)	(88)
Term loan at bankers' acceptance rate plus 1.50% maturing on January 31, 2008 (3)	13	20
Long-term debt	346	355
Less amount due within one year	(13)	(13)
Long-term debt	$ 333	$ 342

(1) Floating Rate Notes

As part of the consideration in settlement of the affected claims of the Predecessor, affected creditors received floating rate notes ("FRN's") equal to the US dollar equivalent of $275 million Canadian dollars ($235 million US dollars). The FRN's mature on March 31, 2016. Interest on the FRN's is payable semi-annually. At Stelco's option, the FRN's will bear an interest rate of LIBOR plus 5.50% if paid in cash and LIBOR plus 8.50% if paid in new FRN's or if interest payments are deferred and accrued in accordance with the terms of the FRN's. Interest on the FRN's for the three months ended March 31, 2007 totalled $8 million and is included in interest on long-term debt on the Consolidated Statement of Earnings (Loss). Interest has been calculated under the cash payment option consistent with the semi-annual payment made in March 2007. For periods after March 31, 2008, the interest rate will be calculated in the same manner as noted above, with the exception that under certain conditions, the interest rate will be subject to a reduction of 0.50%. For periods after March 31, 2011, interest is payable in cash only. The FRN's are callable at 110% of face value until March 31, 2008; then callable at 105% of face value until March 31, 2009; then at 102.5% of face value until March 31, 2010; and at par thereafter, in each case payable in cash. The FRN's are secured by a security interest in the assets of Stelco, subordinated and postponed to the security granted to the ABL facility and the secured revolving term loan (Note 9) in all respects including rights to payment and enforcement until both the ABL facility and secured revolving term loan are repaid in full.

There was a $3 million gain recorded for the three months ended March 31, 2007 due to the revaluation of the FRN's using the March 31, 2007 US dollar exchange rate.

(2) Province Note

In accordance with the Pension Agreement (see Note 1), the Province of Ontario provided Stelco with $150 million on March 31, 2006 in exchange for a note payable (the "Province Note") and warrants to purchase 851,100 common shares of Stelco. The Province Note is unsecured and is repayable on December 31, 2015, at Stelco's option, in cash or by delivering an equivalent value in Stelco common shares. The Province Note is also subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before the maturity date. At this time, there is no assurance that the Corporation will receive the 75% discount. The Province Note bears an interest rate of 1% per annum, payable semi-annually in cash or, at Stelco's option, by delivering Stelco common shares. Interest accrued on the Province Note for the three months ended March 31, 2007 totalled less than $1 million and is included in financial expense. The semi-annual interest payment due in March 2007 was paid in cash. At March 31, 2006, the $150 million was allocated between the Province Note and the fair value of the warrants. Upon the application of fresh start reporting on March 31, 2006, the Province Note was adjusted to its estimated fair value of $57 million (see Note 4) and will be accreted up to its face value over the term of the Note assuming an effective interest rate of 12%. During the three months ended March 31, 2007 an accretion expense of $1 million was recorded in interest on long-term debt on the Consolidated Statement of Loss.

(3) The term loan is an obligation of a wholly owned subsidiary of the Corporation.

Note 11. Employee Future Benefits

The Corporation, maintains a number of defined benefit and defined contribution plans providing benefits to most of its employees.

The Corporation recognized in Costs the following net benefit cost for employee future benefits:

	Three months ended March 31	
(in millions)	2007	2006
	(Successor)	(Predecessor)
Defined contribution plans	$ 1	$ 1
Defined benefit plans	(1)	36
Total pension plans	–	37
Total other post-employment benefit plans	16	27
Total net benefit cost	$ 16	$ 64

Note 12. Income Taxes

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective statement of financial position date.

The Corporation's effective income tax rate for the first quarter of 2007 is lower than its statutory manufacturing and processing rate of 34% primarily due to an increase in the valuation allowance of $16 million.

The Corporation had certain future income tax assets which existed at March 31, 2006 but were not recognized on the Consolidated Statement of Financial Position at that date on the implementation of fresh start accounting. In accordance with CICA Handbook Section 3465 – Income Taxes, a portion of these future income tax assets were recognized in the nine months ended December 31, 2006 and applied to eliminate the unamortized intangible assets that were recorded at March 31, 2006. Additional recognition of these future income tax assets in the three months ended March 31, 2007 of $3 million was applied to contributed surplus.

Note 13. Capital Stock and Warrants

(a) Authorized Shares

The Corporation is authorized to issue an unlimited number of preferred shares, issuable in series, an unlimited number of common shares and an unlimited number of redeemable shares. There are no preferred shares or redeemable shares outstanding.

(b) Common Shares

	At March 31, 2007	At December 31, 2006
	(Successor)	(Successor)
Total number of common shares	27,123,985	27,123,908
Total (in millions)	$ 149	$ 149

As a result of the exercise of warrants in the three months ended March 31, 2007, referred to below, there were 27,123,985 common shares outstanding at March 31, 2007.

(c) Warrants

A total of 77 warrants were exercised in the three months ended March 31, 2007 leaving a balance of 2,264,365. outstanding at March 31, 2007.

Note 14. Contributed Surplus

	Three months ended March 31, 2007
	(Successor)
Balance - beginning of year	1
Realization of income tax assets not recognized on implementation of fresh start accounting (Note 12)	3
Stock option expense (Note 16)	1
Balance – March 31	5

Note 15. Loss per Common Share

During the three months ended March 31, 2007 and the three months ended March 31, 2006, a basic net loss from continuing operations and a basic net loss were incurred, therefore options and warrants related information have not been used to calculate fully diluted earnings per share from continuing operations and fully diluted earnings per share as both are anti-dilutive where applicable.

Note 16. Stock-Based Compensation

Incentive Stock Option Plan ("ISOP")

During the three months ended March 31, 2007, no options were exercised or forfeited. An additional 150,000 options were granted at an exercise price of $22.40 per common share. The total options available under the ISOP at March 31, 2007 are 666,000.

Total compensation expense of $1 million has been included in costs for the three months ended March 31, 2007.

The compensation expense for grants made under the ISOP was determined at the grant date using the fair value method by applying the Black-Scholes option-pricing model using the following assumptions:

Grant date	March 7, 2007	June 21, 2006	April 1, 2006
Expected volatility	40%	40%	40%
Risk-free interest rate	4.00%	4.33%	4.00%
Expected life	0 – 4 years	0 – 4 years	0 – 4 years
Expected dividends	Nil	Nil	Nil

The weighted average exercise price for the 1,925,250 options outstanding at March 31, 2007 is $7.77.

Note 17. Reorganization Items

Reorganization items relate to payments made in connection with various professional advisor fees and certain success fees associated with the reorganization and restructuring of the Corporation on March 31, 2006. In the three months ended March 31, 2006 the Corporation recognized $21 million of reorganization items comprised of $12 million in professional fees and $9 million in success fees.

Note 18. Contingencies

On June 28, 2005, Georgian Windpower Corporation ("GWC") commenced a lawsuit against Stelco Inc. alleging, among other things, breach of contract by Stelco in connection with Stelco's termination in April 2005 of a Memorandum of Understanding and Agreement to Enter into a Land Lease Agreement between Stelco and GWC. GWC has claimed damages of $350 million. On May 31, 2006, the Corporation served its statement of defense. Examinations for discovery are ongoing. The Corporation is vigorously defending this action. The result and value of the GWC claim are not determinable at this time and consequently the Corporation has not recorded any provision for the claim in the consolidated financial statements of the Corporation.

Note 19. Segmented Information

The following provides segmented information by geographic area. Sales are allocated to the country in which the third party customer receives the product:

(in millions)	Three months ended March 31, 2007	Three months ended March 31, 2006
	(Successor)	(Predecessor)
Geographic segments		
Net sales		
Canada	$ 512	$ 609
United States	92	60
Other	5	5
Net Sales	$ 609	$ 674

(in millions)	At March 31, 2007	At December 31, 2006
	(Successor)	(Successor)
Property, plant and equipment		
Canada	$ 1,348	$ 1,368
United States	373	375
Total	$ 1,721	$ 1,743

Note 20. Comparative Figures

As a result of a substantial realignment of equity and non-equity interests in the Corporation (Note 4), "fresh start" reporting was adopted on March 31, 2006. Accordingly, the Consolidated Financial Statements of the Successor are not comparable to Predecessor (see Note 1).

Note 21. Subsequent Events

With the substantial completion of the hot strip mill modernization program at Lake Erie resulting in expanded capacity, the Corporation announced in April 2007, that the 56" hot strip mill at its Hamilton Steel operations would be closed in May 2007 due to its high cost of operations and limited support from the marketplace. The implementation of this initiative is anticipated to reduce the Hamilton Steel workforce by more than 300 positions through a combination of retirements, layoffs and severances which will result in workforce reduction costs in subsequent quarters. The workforce reduction costs have not yet been determined as they will be largely dependent upon union contract provisions, which are currently under review. It is not anticipated that there will be any significant impairment charge related to the carrying value of plant and equipment at the Hamilton hot strip mill.

Corporate Directory

Corporate office

Stelco Inc.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Tel: (905) 528-2511
Fax: (905) 308-7002
Internet address:
www.stelco.com

Courier address
386 Wilcox Street
Hamilton, Ontario L8L 8K5

Investor Information

Questions and comments regarding Stelco Inc. or any information appearing in the annual and quarterly reports or any other corporate publication may be directed to:

Stelco Inc.
Investor Relations
Hamilton, Ontario L8N 3T1

Telephone:	(905) 528-2511 Ext. 3337
E-mail:	info@stelco.ca

The Corporation's annual and quarterly reports, media releases, and other investor information may be found at Stelco's web site: www.stelco.com

Inquiries regarding change of address or other share administration matters should be directed to:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

Telephone:	(416) 643-5500
Toll free:	1 800 387-0825
Fax:	(416) 643-5501

www.cibcmellon.com
E-mail: inquiries@cibcmellon.com

Information contained in or otherwise accessible through our web site or any other web site referred to herein does not form part of this Report.

115

RECEIVED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, J. Kenneth Rutherford, Chief Finance Officer of Stelco Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stelco Inc. (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 30, 2007

"J. Kenneth Rutherford"

J. Kenneth Rutherford
Chief Financial Officer
Stelco Inc.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Rodney B. Mott, President and Chief Executive Officer of Stelco Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stelco Inc. (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 30, 2007

"Rodney B. Mott"

Rodney B. Mott
President and Chief Executive Officer
Stelco Inc.

News release via Canada NewsWire, Toronto 416-863-9350

117

Attention Business/Financial Editors:
Stelco reports first quarter results

HAMILTON, ON, April 30 /CNW/ - Stelco Inc. (TSX:STE) ("Stelco" or the "Corporation") today reported EBITDA(x) of $13 million and a loss before income tax of $35 million for the first quarter ended March 31, 2007, a substantial improvement over the negative $82 million EBITDA(x) and $145 million loss before income tax reported in the fourth quarter 2006.

<<

First Quarter Highlights

- Lake Erie Steel achieved a record monthly production during the quarter following its successful expansion.

- Shipments increased to 922,000 tons and semi-finished steel production increased to 1,100,000 tons.

- Net sales revenue for the quarter ended March 31, 2007 was $609 million compared to $472 million for the quarter ended December 31, 2006.

- The Corporation's capital structure has been enhanced - the Corporation's asset based revolving credit facility was amended on enhanced terms and maturity extended to 2012, and subsequent to the quarter end a commitment letter was entered into to replace the existing revolving term loan credit facility on more favourable terms.

>>

Operations

Hamilton Steel continued to incur significant losses during the first quarter, offsetting the profitability of Lake Erie Steel and HLE Mining. As previously disclosed, the 56" hot strip mill at Hamilton Steel, which has operated since 1937, will be closed in May 2007 due to its high cost of production and limited support from the marketplace. The 56" mill closure is expected to reduce employment levels by 350 people at Hamilton, and is a significant step toward transforming Hamilton Steel to become a profitable steel manufacturer. The expanded capacity at Lake Erie Steel, in combination with the reduction in fixed costs at Hamilton Steel, is expected to improve Stelco's overall efficiency, product quality, and operating costs.

Commenting on the results, Stelco's President and Chief Executive Officer, Mr. Rodney Mott stated, "We have positioned Stelco to react quickly to the changing marketplace. Our ramp up in production and shipments following our Lake Erie expansion and Hamilton blast furnace upgrade has been outstanding."

Financing

The Corporation amended and extended its $600 million asset based revolving credit facility on March 23, 2007. These amendments include extending the term of the facility from 2008 to 2012, increasing the availability under the facility, and providing an overall reduction in financing costs. In addition, on April 9, 2007, the Corporation entered into a commitment letter with GE Corporate Lending Canada relating to a proposed refinancing of Stelco's existing revolving term loan with a fully drawn U.S. dollar facility in an amount equivalent to $275 million Canadian, having a term of six years. The new facility would have significantly lower interest rate and fees compared to Stelco's existing revolving term loan. The completion of the refinancing is subject to a number of conditions which must be satisfied no later than May 11, 2007. These financing initiatives will provide a more favourable long-term debt structure, which is expected to

reduce financing costs. Stelco will continue to pursue initiatives to enhance its capital structure.

Outlook

Commenting on the second quarter, Mr. Mott said, "With our continued strong production and shipping performance and the apparent strength of the market, we expect improved operating results for the second quarter. High shipping levels are expected throughout the quarter and previously announced price increases will be realized.

"Our Lake Erie Steel operation is now positioned as one of the industry's most competitive, and will enable us to expand our market position. We will continue to pursue initiatives to make Hamilton Steel a profitable operation, and a further review of its facilities and cost structure is underway," commented Mr. Mott.

Stelco's financial and operational summary (unaudited), as well as its consolidated statements of financial position and cash flow summary (unaudited), are attached. These materials should be reviewed in conjunction with the Corporation's unaudited interim financial statements, including the notes thereto, and the related management's discussion and analysis, a copy of which can be viewed on the Corporation's Web site at www.stelco.ca or on SEDAR at www.sedar.com.

<<

(x) EBIDTA is a non-Canadian GAAP measure which may not be comparable to measures used by other companies. Please refer to the note regarding Non-GAAP Financial Measures in the accompanying financial and operational summary of the Corporation.

>>

Conference call

The Corporation will conduct a conference call on first quarter results on Tuesday, May 1 at 11:00 am EDT. The webcast will be available on Stelco's Web site at www.stelco.ca. Please choose "Investor Centre" and select "Webcasts". Please log in at least 15 minutes prior to the call.

About Stelco

Stelco is one of Canada's largest steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this press release or as of the date which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including: Stelco's strategies and plans to reduce costs and the anticipated outcome of such strategies and plans; anticipated productivity levels and profitability; labour matters related to Stelco's predominantly unionized workforce; pension matters; consolidation in the steel industry; Stelco's energy and raw material costs and the availability of such materials; the volatility of selling prices for steel; international trade matters, including increases in steel imports into Canada; employee matters, including staffing levels, the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; changes to environmental laws and regulations concerned with, among other things,

emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; development of new products; planned capital expenditures; and currency fluctuations in the US dollar and their impact on the Corporation's US dollar denominated long-term debt steel pricing, and costs. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees and staffing levels. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this press release.

<<

Stelco Inc.

Financial and Operational Summary

($ in millions, except as indicated (x)) (unaudited)	Quarter 1, 2007	Quarter 4, 2006
Net sales	$ 609	$ 472
Costs	596	554
EBITDA (1)	13	(82)
Amortization of property, plant, and equipment	31	30
Amortization of intangible assets	1	1
Operating loss before the following:	(19)	(113)
Employee future benefits - workforce reduction costs	-	3
Foreign exchange (gain) loss on long-term debt	(3)	11
Interest on long-term debt	9	9
Other interest - net	10	9
Loss before income tax	(35)	(145)
Income tax expense	4	-
Net loss	$ (39)	$ (145)
Average revenue per ton	(x)$ 661	(x)$ 701
Cost per ton	(x)$ 646	(x)$ 823
Semi-finished steel production (thousands of		

net tons)	1,100	611
Shipments (thousands of net tons)	922	673

(1) Non-GAAP Financial Measures

The financial information contained in this press release is presented in accordance with Canadian GAAP. Reference is also made to "EBITDA", which is a non-Canadian GAAP measure. "EBITDA" refers to operating earnings (losses) before interest, income taxes, amortization and other non-operating income and expenses such as workforce reduction costs, foreign exchange gains and losses on long-term debt. Information concerning EBITDA has been included in this press release because management considers it to be, and uses it as, a meaningful indicator for assessing the operating performance of the Corporation. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Non-Canadian GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore the Corporation's use of EBITDA measures may not be comparable to measures used by other companies. A reconciliation to net loss, which is a Canadian GAAP measure, is presented above in the Financial and Operational Summary.

Stelco Inc.
Consolidated Statements of Financial Position

(in millions) (unaudited)	At March 31 2007	At December 31 2006
Assets		
Current assets		
Cash and cash equivalents	$ 8	$ -
Accounts receivable	307	214
Inventories	657	693
Prepaid expenses	25	28
Future income taxes	27	27
	1,024	962
Other assets		
Property, plant and equipment	1,721	1,743
Intangible assets	24	1
Other	19	32
	1,764	1,776
Total Assets	$ 2,788	$ 2,738
Liabilities and Shareholders' Deficit		
Current liabilities		
Accounts payable and accrued	$ 223	$ 220
Income and other taxes	9	1
Employee future benefits	58	58
Pension liability	65	65
Long-term debt due within one year	13	13
	368	357

Other liabilities		
Employee future benefits	1,257	1,254
Pension liability	311	338
Long-term debt	333	342
Revolving term loans	488	383
Future income taxes	89	88
Asset retirement obligation	25	24
	2,503	2,429
Total Liabilities	2,871	2,786
Shareholders' Deficit		
Capital stock	149	149
Contributed surplus	5	1
Warrants	3	3
Retained deficit	(240)	(201)
Total Shareholders' Deficit	(83)	(48)
Total Liabilities and Shareholders' Deficit	$ 2,788	$ 2,738

Stelco Inc.
Cash Flow Summary

(in millions)	Quarter 1, 2007	Quarter 4, 2006
Cash provided by (used for):		
Net loss	$ (39)	$ (145)
Adjustments to net loss for items not affecting cash	8	21
Changes in operating elements of working capital	(47)	174
Operating activities	(78)	50
Investing activities	(9)	(21)
Financing activities	95	(42)
Net change in cash position	$ 8	$ (13)

>>

%SEDAR: 00001549E

/For further information: Rodney B. Mott, President and Chief Executive Officer, (905) 528-2511, Extension 2020/
(STE.WT. STE.)

CO: Stelco Inc.

CNW 17:31e 30-APR-07

News release via Canada NewsWire, Toronto 416-863-9350

118

Attention Business Editors:
Stelco completes refinancing US$270 million term loan

HAMILTON, ON, May 9 /CNW/ - Stelco Inc. (TSX: STE) announced today that it has completed a US$270 million (Cdn$297 million at closing) funded term loan refinancing with GE Corporate Lending Canada, which was arranged by GE Capital Markets, Inc. Significant market interest for the term loan allowed Stelco to increase the amount of the facility from the US dollar equivalent of Cdn$275 million, as previously announced on April 9, 2007, to US$270 million. The new facility refinances Stelco's Cdn$375 million revolving term loan with a more traditional facility that has significantly lower interest rates and fees. The new facility has a six year term and bears interest at a floating rate equal to a US base rate + 1 % or LIBOR + 3.5%, depending on the nature of the loan instrument incurred. The new term loan is secured by a first priority interest in the fixed assets of Stelco and a second priority interest on the working capital assets. The term loan includes typical covenants, as well as a financial covenant based on achieving a minimum EBITDA threshold for Stelco's Lake Erie Steel business. Subject to certain conditions, the new term loan is prepayable, in part or in whole, at any time without penalty. Stelco paid an underwriting fee in connection with the refinancing.

As previously announced, by completing this refinancing prior to May 11, 2007, Stelco was not required to pay the $11.25 million annual fee otherwise payable under the refinanced facility.

"We are very pleased with the confidence that our lenders have shown in Stelco. The completion of the second phase of our debt refinancing positions us well for the future and we will continue to pursue opportunities to enhance our capital structure," said Rodney Mott, President and Chief Executive Officer.

About Stelco

Stelco is one of Canada's largest steel companies. It is focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.com.

About GE Corporate Lending

With $14 billion in assets, GE Corporate Lending is one of North America's largest providers of asset-based, cash flow, structured finance and other financial solutions for mid-size and large companies.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking information" that is based on Stelco's expectations, estimates and projections as of the date of this press release or as of the date which such information is identified to be given. This forward-looking information includes, among other things, factors relating to the business, financial position, operations and prospects of Stelco, including the anticipated benefits of Stelco's new loan arrangements. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results, performance and achievements may differ, and may

differ materially, from those expressed or implied by the forward-looking information contained herein. Such forward-looking information is based on a number of assumptions which may prove to be incorrect, including the continued satisfaction of covenants and other requirements in Stelco's new loan arrangements. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update this forward-looking information. This forward-looking information should not be relied upon as representing Stelco's views as of any date subsequent to the date of this press release.

%SEDAR: 00001549E

/For further information: J. Kenneth Rutherford, Chief Financial Officer, Stelco Inc., (905) 528-2511, Extension 2022/
(STE.WT. STE.)

CO: Stelco Inc.

CNW 17:02e 09-MAY-07

stelco

119

Consent to Electronic Delivery of Documents

Stelco Inc. ("Stelco") has implemented an electronic delivery program under which you, as a Stelco registered shareholder, will be notified that Stelco's quarterly financial statements, annual report and other corporate information provided to shareholders is available on Stelco's Web site at www.stelco.com, and on SEDAR at www.sedar.com.

With your consent, Stelco will be able to make the information available to you electronically instead of sending you the information by mail. To enable Stelco to provide increased convenience to shareholders, benefit the environment and reduce costs for the corporation, Stelco encourages its shareholders to take advantage of Stelco's electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to Stelco's transfer agent, CIBC Mellon Trust Company by fax 416-643-3136 or mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9 **or enrol online at www.cibcmellon.com/electronicdelivery**. Stelco encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, you do not have to complete the consent form below. However, in order to continue receiving quarterly financial statements by mail, you must respond to the Request for Interim Financial Statements card, which is also enclosed.

If you have any questions about Stelco's electronic delivery program, please call CIBC Mellon Trust Company at 1-800-387-0825 or send an e-mail to inquiries@cibcmellon.com.

TO: STELCO INC.

1. I consent to receiving the following documents electronically rather than by mail:
   - Stelco's Quarterly Financial Report
   - Stelco's Annual Report (including Annual Financial Statements and Management's Discussion and Analysis)
   - Notice of Stelco's Annual or Special Meeting of Shareholders and related proxy and proxy circular
   - Other corporate information about Stelco
2. I understand and agree that Stelco will notify me when a document which I am entitled to receive is available at Stelco's Web site www.stelco.com once Stelco has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Stelco may determine.
3. I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.
4. I understand and agree that:
   - any e-mail notice or notification will not contain an actual document
   - any e-mail notice or other notification will contain Stelco's web address (or a hyperlink) identifying where a document is located
   - by entering Stelco's web address into my web browser, I can access, view, download, and print a document from my computer
   - the system requirements to view and download a document will be specified in Stelco's Web site; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF)
   - the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's Web site at www.adobe.com
5. I understand and agree that:
   - at any time and without giving me advance notice, Stelco may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me,
   - if a document intended to be sent to me electronically is not available electronically, a paper copy will be mailed to me, and
   - if my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.
6. I understand that Stelco will maintain, on its Web site, any document sent to me electronically, for at least 6 months from the date of posting to the Web site.
7. I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying CIBC Mellon Trust Company by telephone: 1-800-387-0825, fax: 416-643-3136, e-mail: inquiries@cibcmellon.com or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.
8. I understand that even by completing the "Consent to Electronic Delivery of Documents Form" and consenting to the electronic delivery of the documents, I may still request and receive a paper version of any document delivered electronically at no cost to myself by making and addressing such a request to CIBC Mellon Trust Company.
9. I understand that I am not required to consent to electronic delivery..

I am a registered shareholder of Stelco. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on these terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder Signature: ______________________________

Shareholder Name: ______________________________
Please Print

Shareholder Account Number ______________________________
Please Print

Shareholder Address: ______________________________

____
Please Print

Shareholder e-mail: ______________________________
Please Print

Important Note: If you are consenting to the electronic delivery of documents, please do not respond to the Request for Interim Financial Statements card, which is also enclosed.

120

RECEIVED

STELCO INC.

Dear Shareholder:

As a non-registered shareholder of Stelco Inc., you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a non-registered shareholder, you will receive this card each year and be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/investorinquiry.

We encourage you to submit your request online at www.cibcmellon.com/financialstatements
Our Company Code Number is 7233A

REQUEST FOR FINANCIAL STATEMENTS

TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for Stelco Inc. and send me their financial statements as indicated below:

Interim Financial Statements ☐
Annual Financial Statements ☐

(Please Print)

Name______________________________

Address ______________________________

____

____

Postal Code/Zip Code ____________________

7233ASUPP

NOTE: Do not return this card by mail if you have submitted your request online.

121

RECEIVED

STELCO INC.

Dear Shareholder:

As a registered shareholder of Stelco Inc., you are entitled to receive our interim financial statements. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a registered shareholder, you will receive this card each year and be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/nvestorinquiry.

We encourage you to submit your request online at www.cibcmellon.com/financialstatements
Our Company Code Number is 7233B

REQUEST FOR INTERIM FINANCIAL STATEMENTS

TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for Stelco Inc. and send me their interim financial statements.

(Please Print)

Name______________________________

Address ______________________________

____

____

Postal Code/Zip Code____________________

7233BSUPP

NOTE: Do not return this card by mail if you have submitted your request online.

122

stelco

RECEIVED

2007 MAY ...

STELCO INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of Stelco Inc. (the "Corporation") will be held in Room 202, North Building, Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, at 10:30 a.m., Toronto time, on Wednesday, June 6, 2007 for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the year ended December 31, 2006 and the report of the auditors thereon;
2. to elect directors;
3. to appoint auditors and to authorize the directors to fix their remuneration;
4. to consider and, if deemed advisable, to pass a resolution approving certain amendments to the Corporation's incentive stock option plan; and
5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management proxy circular provides information relating to the above matters and is incorporated into and forms part of this notice of the Meeting.

Only shareholders of record at the close of business on May 7, 2007 are entitled to notice of and to vote at the Meeting or any adjournment thereof.

If you are not planning to be present at the Meeting in person, you may vote your shares in any one of the following ways: (i) by completing, signing and returning the accompanying form of proxy in the enclosed envelope to the Corporation's transfer agent, CIBC Mellon Trust Company, or otherwise by mail to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 or in person to CIBC Mellon Trust Company, Banking Hall, 320 Bay Street, Toronto, Ontario M5H 4A6; or (ii) by following the instructions included in the accompanying management proxy circular for telephone, fax or internet voting. Proxies to be used at the Meeting must be deposited not later than 4:00 p.m., Toronto time, on Tuesday, June 5, 2007 or, in the case of any adjournment of the Meeting, by no later than 4:00 p.m., Toronto time, on the business day preceding the adjourned Meeting.

DATED at Hamilton, Ontario this 7th day of May, 2007.

BY ORDER OF THE BOARD

D. Chad Hutchison
General Counsel and Corporate Secretary

123

stelco

RECEIVED

STELCO INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of Stelco Inc. (the "Corporation") will be held in Room 202, North Building, Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, at 10:30 a.m., Toronto time, on Wednesday, June 6, 2007 for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the year ended December 31, 2006 and the report of the auditors thereon;
2. to elect directors;
3. to appoint auditors and to authorize the directors to fix their remuneration;
4. to consider and, if deemed advisable, to pass a resolution approving certain amendments to the Corporation's incentive stock option plan; and
5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management proxy circular provides information relating to the above matters and is incorporated into and forms part of this notice of the Meeting.

Only shareholders of record at the close of business on May 7, 2007 are entitled to notice of and to vote at the Meeting or any adjournment thereof.

If you are not planning to be present at the Meeting in person, you may vote your shares in any one of the following ways: (i) by completing, signing and returning the accompanying form of proxy in the enclosed envelope to the Corporation's transfer agent, CIBC Mellon Trust Company, or otherwise by mail to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 or in person to CIBC Mellon Trust Company, Banking Hall, 320 Bay Street, Toronto, Ontario M5H 4A6; or (ii) by following the instructions included in the accompanying management proxy circular for telephone, fax or internet voting. Proxies to be used at the Meeting must be deposited not later than 4:00 p.m., Toronto time, on Tuesday, June 5, 2007 or, in the case of any adjournment of the Meeting, by no later than 4:00 p.m., Toronto time, on the business day preceding the adjourned Meeting.

DATED at Hamilton, Ontario this 7th day of May, 2007.

BY ORDER OF THE BOARD

D. Chad Hutchison
General Counsel and Corporate Secretary

MANAGEMENT PROXY CIRCULAR

GENERAL PROXY INFORMATION

This management proxy circular (this "Circular") is furnished in connection with the solicitation of proxies by the management of Stelco Inc. (the "Corporation") for use at the annual and special meeting of the shareholders of the Corporation to be held at 10:30 a.m., Toronto time, on Wednesday, June 6, 2007 (the "Meeting") and at any adjournment thereof.

Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by officers or employees of the Corporation. In addition, the Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries ("Intermediaries"), and request that such materials be properly forwarded to the beneficial owners of shares registered in the names of such Intermediaries. All solicitation costs will be borne by the Corporation.

Record Date

The board of directors of the Corporation has fixed the close of business on Monday, May 7, 2007 as the record date for the purpose of determining shareholders entitled to receive notice of the Meeting (the "Shareholders"). Each Shareholder is entitled to one vote for each common share of the Corporation held and shown as registered in such holder's name on the list of Shareholders prepared as of the close of business on the record date.

Beneficial Shareholders

For the purposes of the Circular, reference to "Shareholders" or "Registered Shareholders" means Shareholders who hold their shares directly and are registered as Shareholders of the Corporation and "Beneficial Shareholders" means beneficial owners of shares whose shares are registered in the name of an Intermediary such as an investment dealer or broker or trust company or depository. Beneficial Shareholders are sometimes referred to as non-registered shareholders in the marketplace.

Beneficial Shareholders can expect to receive either:

(i) a form of proxy from the Intermediary that is signed by the Intermediary (typically by a facsimile stamped signature) and which sets forth the number of shares beneficially owned by the Beneficial Shareholder, but which is otherwise uncompleted. The Beneficial Shareholder may complete the form of proxy and deposit it with CIBC Mellon Trust Company ("CIBC Mellon") as described; or

(ii) a voting instruction form from the Intermediary's agent, requesting voting instructions which must be completed and signed, or otherwise dealt with, by the Beneficial Shareholder in accordance with the instructions on the voting instruction form.

The majority of Intermediaries delegate responsibility for obtaining voting instructions from Beneficial Shareholders to a service company called Broadridge Investor Communications ("Broadridge") (formerly ADP Investor Communications). Broadridge typically mails a voting instruction form to Beneficial Shareholders requesting that the Beneficial Shareholders return the form to Broadridge. The Broadridge form also allows completion of the voting instruction form by telephone and by internet. Broadridge then tabulates the results of all instructions received from Beneficial Shareholders and provides appropriate instructions respecting the voting of shares to the Corporation's transfer agent, CIBC Mellon. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use the form to vote the shares directly at the Meeting. The voting instruction form must be returned to Broadridge in advance of the Meeting in order to have the shares to which it relates voted.

Methods of Providing Voting Instructions

Registered Shareholders or Beneficial Shareholders are requested to provide voting instructions for the Meeting. Registered Shareholders and Beneficial Shareholders may provide their voting instructions in one of four ways: (i) by returning by mail or delivery the proxy form or the voting instruction form accompanying this Circular; (ii) by returning by fax the proxy form or the voting instruction form accompanying this Circular; (iii) by following the telephone voting procedures referred to in the materials delivered to the Registered Shareholders or the Beneficial Shareholders; or (iv) by using internet voting procedures referred to in the materials delivered to the Registered Shareholders or the Beneficial Shareholders. Shareholders wishing to appoint a person as a proxy other than the management representatives named on the proxy form or the voting instruction form will not be able to do so using telephone voting procedures.

Voting by Mail - Completed, signed and dated proxy forms may be returned in the postage paid envelopes accompanying them or delivered by mail to the Corporation's transfer agent, CIBC Mellon, at P.O. Box 721, Agincourt, Ontario M1S 0A1 or in person to CIBC Mellon at the Banking Hall, 320 Bay Street, Toronto, Ontario M5H 4A6. Registered Shareholders and Beneficial Shareholders who mail or deliver their proxies must ensure that their proxies are received by the Corporation's transfer agent by 4:00 p.m., Toronto time, on Tuesday, June 5, 2007 (or 4:00 p.m., Toronto time, on the business day preceding any adjournment of the Meeting date). Beneficial Shareholders who receive voting instruction forms may return them in the postage paid envelopes accompanying them or in accordance with the instructions contained in the voting instruction forms.

Voting by Fax - Completed, signed and dated proxy forms may be returned by fax to the Corporation's transfer agent at 416-368-2502. Registered Shareholders and Beneficial Shareholders who fax their proxies must ensure that their proxies are received by the Corporation's transfer agent by 4:00 p.m., Toronto time, on Tuesday, June 5, 2007 (or 4:00 p.m., Toronto time, on the business day preceding any adjournment of the Meeting date). Beneficial Shareholders who receive voting instruction forms may return them by fax in accordance with the instructions contained in the voting instruction forms.

Voting by Telephone - Registered Shareholders may vote by telephone using a touch-tone telephone and using the following toll-free number: 1-866-271-1207. Registered Shareholders may vote by telephone up to 4:00 p.m., Toronto time, on Tuesday, June 5, 2007 (or 4:00 p.m., Toronto time, on the business day preceding any adjournment of the Meeting date). Beneficial Shareholders should follow instructions for telephone voting conveyed to them by their Intermediaries or their service companies such as Broadridge. Shareholders will be asked to provide a 12- or 13-digit Control Number in order to verify their identity (see "Control Numbers" below for more details). Voting instructions are then conveyed by use of touch-tone selections over the telephone.

Voting by Internet - Registered Shareholders may vote by internet by accessing the following website: www.eproxyvoting.com/stelco. Registered Shareholders may vote by internet up to 4:00 p.m., Toronto time, on Tuesday, June 5, 2007 (or 4:00 p.m., Toronto time, on the business day preceding any adjournment of the Meeting date). Beneficial Shareholders should follow instructions for internet voting conveyed to them by their Intermediaries or their service companies such as Broadridge. Shareholders will be asked to provide a 12- or 13-digit Control Number in order to verify their identity (see "Control Numbers" below for more details). Voting instructions are then conveyed electronically over the internet.

Control Numbers - In order to vote by telephone or the internet, Shareholders will be required to enter a 12- or 13-digit Control Number. Registered Shareholders who have received a form of proxy will find a 13-digit Control Number printed below their pre-printed name and address on their proxy. Beneficial Shareholders will find written instructions from their Intermediaries or service companies on their form of proxy or voting instruction form which contain a 12-digit Control Number.

Appointment of Proxies

Shareholders will find a form of proxy accompanying this Circular. The persons named in the enclosed form of proxy are officers of the Corporation. A Shareholder has a right to appoint a person, who need not be a Shareholder of the Corporation, other than the management representative designated in the accompanying proxy, to attend and act on behalf of the Shareholder at the Meeting. To exercise this right, a Shareholder may either strike out the names of the persons designated in the proxy and insert such other person's name in the blank space provided or complete another appropriate form of proxy, and deliver the completed proxy as set out in the Notice of Meeting.

Revocation of Proxies

Unless otherwise specified in such forms, proxy forms and voting instruction forms which are undated are deemed to bear the date upon which they were sent to the Shareholder.

Proxies given by Shareholders may be revoked pursuant to subsection 148(4) of the *Canada Business Corporations Act*, the corporate law under which the Corporation is organized, at any time prior to their use, by an instrument in writing executed by the Shareholder who has executed the proxy or proxies or by his or her attorney authorized in writing, as well as in any other manner permitted by law. If the instrument of revocation is deposited with the Chair on the date of the Meeting or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote may have already been cast pursuant to the proxy. Voting instructions conveyed by mail or by fax by a later-dated instrument in writing or by telephone or the internet will revoke prior voting instructions. A Beneficial Shareholder who wishes to revoke previously given voting instructions must contact his or her Intermediary or related service company to determine whether arrangements may be made to revoke the previously conveyed voting instructions.

Voting of Proxies in Favour of Management

Shares represented by properly executed proxies in favour of the management representatives named therein will be voted or withheld from voting in accordance with the instructions on the form of proxy on any ballot that may be called for. **If no voting instructions are given, proxies will be voted (i) "FOR" the election of the directors, (ii) "FOR" the appointment of auditors, and (iii) "FOR" the resolution approving certain amendments to the Corporation's incentive stock option plan.**

Discretionary Authority and Related Matters

The enclosed form of proxy confers discretionary authority upon the persons named in the proxy with respect to voting on amendments to, or variations of, matters identified in the Notice of Meeting and on other matters that may properly come before the Meeting or any adjournment thereof. At the time of the printing of this Circular, the Corporation knows of no such amendment, variation, or other matter expected to come before the Meeting. If any other matter should properly come before the Meeting, the management representatives named in the enclosed form of proxy will vote on them in accordance with their best judgment.

Common Shares Outstanding and Principal Holders Thereof

As at May 7, 2007, 27,124,181 common shares of the Corporation ("Common Shares") were outstanding. Each Common Share entitles the holder thereof to one vote at all meetings of the shareholders of the Corporation.

The articles of the Corporation provide that directors of the Corporation are to be elected by cumulative voting, in the manner described below under "Business of the Meeting – Election of Directors".

To the knowledge of the directors and executive officers of the Corporation, the only persons or companies that beneficially own, directly or indirectly, or control or direct, Common Shares carrying 10 per cent or more of the voting rights attaching to the Common Shares, are as follows:

Shareholder	Number of Common Shares Held (includes direct or indirect ownership or control)	Percentage of Common Shares Outstanding
Tricap Management Limited	9,928,243[(1)]	36.6%
Sunrise Partners Limited Partnership	5,030,781	18.5%
Appaloosa Management L.P.	5,002,849[(2)]	18.4%

(1) Of the 9,928,243 Common Shares controlled by Tricap Management Limited ("Tricap Management"), (i) 6,174,014 Common Shares are beneficially owned by Brookfield Asset Management Inc. ("Brookfield"), but are under the control and direction of Tricap Management, and 11,931 Common Shares are beneficially owned by Mr. John Lacey, but are under the control and direction of Tricap Management. Brookfield is a public company the shares of which are listed on the Toronto and New York Stock Exchanges. Messrs. Steve Douglas, John Lacey, Cyrus Madon and Derek Pannell, directors of the Corporation, are directors and/or officers of Brookfield and/or certain of its affiliates and related entities.

(2) The Common Shares are held by Appaloosa Management L.P. through two of its funds, Appaloosa Investment L.P. I and Palomino Fund Ltd.

In connection with the proceedings involving the Corporation under the *Companies' Creditors Arrangement Act* (the "CCAA"), which proceedings concluded on March 31, 2006, the Corporation entered into a plan sponsor agreement dated December 9, 2005, as amended (the "Plan Sponsor Agreement"), with Tricap Management, Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management L.P. ("Appaloosa" and, together with Tricap Management and Sunrise, the "Plan Sponsors"). The Plan Sponsor Agreement provided, among other things, that at the effective time of the Corporation's emergence under the CCAA, four of the directors of the Corporation would be those identified by Tricap Management, one of the directors of the Corporation would be an individual identified by Sunrise and one of the directors of the Corporation would be an individual identified by Appaloosa, with the remaining directors of the Corporation being mutually satisfactory to the Plan Sponsors. Currently, the foregoing director nominees are Messrs. Douglas, Lacey, Madon and Pannell, in the case of Tricap Management, Mr. Bennett, in the case of Sunrise, and Mr. Cohn, in the case of Appaloosa. See "Interest of Management and Others in Material Transactions" below. For additional information regarding the CCAA proceedings involving the Corporation, please refer to a copy of the annual information form dated March 30, 2007 of the Corporation, a copy of which can be can be viewed on the Canadian security administrator's System of Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com.

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

The Corporation has an incentive stock option plan (the "Option Plan"), a copy of which has been filed publicly and can be viewed on SEDAR at www.sedar.com. The purpose of the Option Plan is principally to enable the Corporation to attract and retain superior directors, officers and employees, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation, and in combination with these goals, to encourage their equity participation in the Corporation. The maximum aggregate number of Common Shares that may be issued upon the exercise of options granted under the Option Plan ("Options") is 2,610,000 Common Shares, subject to adjustment as provided in the Option Plan.

The total number of Common Shares that may be reserved for issue to any one person pursuant to Options cannot exceed 5% of the number of outstanding Common Shares. In addition, the Option Plan also contains the following limits with respect to Insiders, as defined in the Option Plan: (i) the number of Common Shares that may be issued to Insiders pursuant to Options and all other share compensation arrangements of the Corporation in the aggregate must not exceed 10% of the number of outstanding Common Shares; and (ii) the number of Common Shares that may be issued to Insiders under the Option Plan and all other share compensation arrangements of the Corporation within a one-year period in the aggregate must not exceed 10% of the number of Common Shares outstanding.

The Option Plan provides that the price at which a Common Share may be purchased under an Option is determined by the board of directors of the Corporation at the time of grant and may not be less than the Market Value per Common Share at the date of grant, calculated as (i) where the Common Share is not listed on a stock exchange, the fair market value of the Common Share on that day determined by the board of directors of the Corporation in good faith, and (ii) where the Common Share is listed on a stock exchange, the closing board lot sale price per share of Common Shares on the stock exchange on the trading day immediately preceding the date of grant and, if there was not a board lot sale on the stock exchange on such date, then the last board lot sale prior thereto.

The period during which any Option may be exercised is determined by the board of directors of the Corporation at the time of the grant of the Option and cannot be later than 10 years from the date of grant of such Option. The board of directors of the Corporation may determine that an Option will be vested and exercisable in instalments and may accelerate the date upon which an instalment of an Option becomes vested and exercisable.

The Option Plan provides that, except as otherwise determined by the Board, if a participant's employment or directorship ceases for any reason other than the participant's death, disability or retirement, both unvested and vested Options held by the participant will expire as of the date of termination. If a participant retires, unvested Options will expire, and vested Options will be exercisable until the expiry date of the Option. If a participant dies or becomes disabled, unvested Options will expire, and vested Options will be exercisable until the earlier of the expiry date of the Option and 180 days after the participant's death or disability.

The following table sets out, as at December 31, 2006, the number of securities issuable upon the exercise of outstanding Options, the weighted average exercise price of such outstanding Options and the number of securities remaining available for future issue under the Option Plan. Other than the Option Plan, the Corporation does not have any compensation plans under which equity securities of the Corporation ore authorized for issue.

Plan Category	Number of securities issuable upon exercise of outstanding options, warrants and rights	Weighted-average exercised price of outstanding options, warrants and rights	Number of securities remaining available for future issue under equity compensation plans
Equity compensation plans approved by securityholders	1,775,250 Common Shares	$6.54	816,000 Common Shares
Equity compensation plans not approved by securityholders	nil	nil	nil
Total	1,775,250 Common Shares	$6.54	816,000 Common Shares

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The only material interests, direct or indirect, of any director or executive officer of the Corporation, any person or company that beneficially owns, directly or indirectly, or who exercises control or direction over more than 10 per cent of the Common Shares or any director or executive officer of any such person or company, any proposed director of the Corporation or any associate or affiliate of any of the foregoing persons or companies, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which have materially affected or are expected to materially affect the Corporation are as follows:

(i) Pursuant to the Plan Sponsor Agreement, on March 31, 2006, Tricap Management, Sunrise and Appaloosa purchased 9,818,000 Common Shares, 4,959,000 Common Shares and 4,959,000 Common Shares, respectively, at a price of $5.50 per Common Share. The proceeds from the purchase of the foregoing Common Shares were used by the Corporation as part of the payment to "Affected Creditors" under the Third Amended and Restated Plan of Arrangement of the Corporation, Stelwire Ltd., Stelpipe Ltd., Welland Pipe Ltd. and CHT Steel Company Inc. (as amended, the "CCAA Plan"). A copy of the Plan Sponsor Agreement has been filed publicly and can be viewed on SEDAR at www.sedar.com. Tricap Management, Sunrise and Appaloosa also received Common Shares and warrants, as well as secured floating rate notes ("FRN's"), as creditors of the Corporation under the CCAA Plan. According to publicly filed documents, (i) at May 2, 2007 Tricap Management beneficially owned or exercised control or direction over 9,928,243 Common Shares and Warrants to purchase 128,774 Common Shares (ii) at April 4, 2006 Sunrise beneficially owned or exercised control or direction over 5,030,781 Common Shares and Warrants to purchase 92,565 Common Shares, and (iii) at April 4, 2006, Appaloosa beneficially owned or exercised control or direction over 5,002,849 Common Shares and Warrants to purchase 56,548 Common Shares. The addresses of Tricap Management, Sunrise and Appaloosa are Suite 300, 181 Bay Street, Toronto, Ontario M5J 2T3, Two American Lane, Greenwich, Connecticut, U.S.A. 06836-2571 and 26 Main Street, Chatham, New Jersey, U.S.A. 07928, respectively.

(ii) The Plan Sponsor Agreement also provided that, at the effective time of the Corporation's emergence under the CCAA, four of the directors of the Corporation would be those identified by Tricap Management, one of the directors of the Corporation would be an individual identified by Sunrise and one of the directors of the Corporation would be an individual identified by Appaloosa, with the remaining directors of the Corporation being mutually satisfactory to the Plan Sponsors. Currently, the foregoing director nominees are Messrs. Douglas, Lacey, Madon and Pannell, in the case of Tricap Management, Mr. Bennett, in the case of Sunrise, and Mr. Cohn, in the case of Appaloosa.

(iii) On March 31, 2006, the Corporation entered into a credit agreement (the "Term Credit Agreement") with 1685970 Ontario Inc., a wholly owned subsidiary of Tricap Management. Pursuant to the Term Credit Agreement, the Corporation was provided with a revolving term credit facility of up to $375 million (the "Term Loan"). A copy of the Term Credit Agreement has been filed publicly and can be viewed on SEDAR at www.sedar.com. As at December 31, 2006 there was $215 million outstanding under the Term Loan. The interest on borrowings is calculated in accordance with the provisions of the Term Credit Agreement, yielding approximately 11 per cent as at December 31, 2006. The Term Credit Agreement also requires the payment of certain fees to 1685970 Ontario Inc., including an annual fee equal to three per cent of the original amount of the commitment under the Term Loan.

The Corporation has entered into a commitment letter with GE Corporate Lending Canada relating to a proposed refinancing of the Term Loan. The proposed refinancing would replace the Term Loan with a fully drawn facility in a US dollar amount equivalent to $275 million having a term of six years. The new facility would have a lower interest rate and lower fees compared to the Term Loan. The completion of the refinancing is subject to a number of conditions which must be satisfied no later than May 11, 2007. In relation to this refinancing, Stelco has entered into an agreement with 1685970 Ontario Inc. to defer payment of the annual fee otherwise payable pursuant to the Term Credit Agreement on March 31, 2007 until May 11, 2007. Under the agreement, if the existing revolving term credit facility is repaid by May 11, 2007, the deferred fee will be waived.

In addition to the foregoing, on April 2, 2006, Mr. Rodney Mott, the President and Chief Executive Officer of the Corporation, purchased 1,000,000 Common Shares for cash consideration of $5.5 million. Mr. Mott was also granted options to purchase a further 1,044,000 Common Shares at a price of $5.50 per Common Share for a term of 10 years.

BUSINESS OF THE MEETING

Financial Statements

The Corporation's consolidated financial statements for the year ended December 31, 2006, and the report of the auditors thereon, will be placed before the Shareholders at the Meeting. These consolidated financial statements form part of the Corporation's 2006 annual report, a copy of which can be viewed on SEDAR at www.sedar.com.

Election of Directors

The number of directors to be elected at the Meeting is ten. Directors of the Corporation are elected annually and, unless re-elected, retire from office at the end of the next annual meeting of shareholders.

The articles of the Corporation provide that directors of the Corporation are to be elected by cumulative voting, with each holder of Common Shares (i) having the right to cast a number of votes equal to the number of votes attached to the Common Shares held by such holder multiplied by the number of directors to be elected and (ii) being entitled to cast all such votes in favour of a single candidate for election as a director or to distribute such votes among the candidates for election as directors in any manner such holder thinks fit. The articles of the Corporation further provide that if a holder of Common Shares has voted for more than one candidate without specifying the distribution of its votes among the candidates, the holder will be deemed to have distributed its votes equally among the candidates for whom it voted.

If a Shareholder withholds his or her vote from one or more candidates, but does not vote for any other candidates, the votes will be distributed equally among the other candidates for whom the Shareholder does not withhold his or her vote. **Unless the Shareholder specifies that the proxy be withheld from voting on the election of all or any of the directors, and, if applicable, specifies how he or she wishes to distribute the votes among the candidates, the persons named in the enclosed form of proxy intend to vote for the election as directors of the Corporation the nominees whose names are set forth below, and to distribute the votes equally among such nominees.** Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth, for each nominee for election as a director of the Corporation, the individual's name, province or state and country of residence, principal occupation during the five preceding years, the period during which the individual has served as a director of the Corporation and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the individual. The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. All nominees for election as directors of the Corporation are currently directors of the Corporation.

Name and Province or State and Country of Residence	Principal Occupation	Director Since	Number of Common Shares Held
Courtney Pratt Ontario, Canada	Chairman of the Corporation since April 2006. From January 2004 to March 2006, Mr. Pratt was President and Chief Executive Officer of the Corporation. From April 2001 to December 2003, Mr. Pratt was President and Chief Executive Officer of Toronto Hydro Corporation.	January 31, 2002	nil
Dennis Belcher [(1)(2)] Ontario, Canada	Prior to retiring in 2002, Mr. Belcher was Executive Vice President, Credit and Risk Management of The Bank of Nova Scotia.	March 31, 2006	500

Name and Province or State and Country of Residence	Principal Occupation	Director Since	Number of Common Shares Held
Laurie Bennett [1][2] Ontario, Canada	Prior to retiring in 2004, Mr. Bennett was an audit partner of Ernst & Young LLP, Chartered Accountants.	March 31, 2006	nil
Steven J. Cohn [1] New Jersey, U.S.A.	Business consultant, and Managing Director, Alvarez & Marsal, LLC, a professional services consulting firm.	March 31, 2006	300
Steve Douglas [2][3] Ontario, Canada	Managing Partner, Brookfield Asset Management Inc., an asset management company. From June 2005 to September 2006, Mr. Douglas was Executive Vice-President and Chief Financial Officer of Falconbridge Limited, a mining company. From November 2003 to the time of its merger with Falconbridge Limited in June 2005, Mr. Douglas was Executive Vice-President and Chief Financial Officer of Noranda Inc., a mining company. Prior to joining Noranda Inc., Mr. Douglas was Executive Vice-President and Chief Financial Officer of Brookfield Properties Corporation, a commercial real estate company.	May 10, 2006	nil
Pierre Dupuis [3][4][5] Quebec, Canada	Prior to retiring in 2005, Mr. Dupuis was Chief Operating Officer of Dorel Industries Inc., a global consumer products company. Mr. Dupuis currently serves as a director of Norbord Inc. and a trustee of Great Lakes Hydro Income Fund.	March 31, 2006	nil
John Lacey [4][5] Ontario, Canada	Chairman, Advisory Board of Tricap Restructuring Fund, an investment fund. Prior to November 2006, Mr. Lacey was Chairman of The Alderwoods Group Inc., an organization operating funeral homes and cemeteries within North America.	March 31, 2006	11,931[6]
Cyrus Madon [4][5] Ontario, Canada	Managing Partner, Brookfield Asset Management Inc. Mr. Madon has been engaged in the merchant banking business with Brookfield Asset Management Inc. and it predecessor companies since January 2001.	March 31, 2006	nil
Rodney B. Mott South Carolina, U.S.A.	President and Chief Executive Officer of the Corporation since April 2006. From March 2002 to April 2005, Mr. Mott was President and Chief Executive Officer of International Steel Group Inc., a steel company. From January 2000 to September 2001, Mr. Mott was President and Chief Executive Officer of Pechiney Rolled Products, LLC, an aluminum casting and rolling company.	March 31, 2006	1,000,000
Derek G. Pannell [3] Ontario, Canada	Managing Partner, Brookfield Asset Management Inc., and a director of Teck Cominco Ltd., a mining company. From June 2005 to October 2006, Mr. Pannell was the Chief Executive Officer of Falconbridge Limited. From June 2002 to the time of its merger with Falconbridge Limited in June 2005, Mr. Pannell was Chief Executive Officer of Noranda Inc. and, prior thereto, was Chief Operating Officer of Noranda Inc.	March 7, 2007	nil

(1) Member of the Audit Committee.
(2) Member of the Pension Committee.
(3) Member of the Health, Safety and Environment Committee.
(4) Member of the Corporate Governance Committee.
(5) Member of the Human Resources and Compensation Committee.
(6) Of the 9,928,243 Common Shares controlled by Tricap Management, 11,931 Common Shares are beneficially owned by Mr. Lacey. However, Tricap Management has the right to control and direct those Common Shares, including the right to vote or dispose of them.

Cease Trade Orders and Bankruptcies

To the knowledge of the Corporation, in the last 10 years, none of the proposed directors is or has been a director or executive officer of any company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order, or an order that denied the company access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was the subject of an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the company access to an exemption under securities legislation, for a period of more than 30 consecutive days or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:

(i) Mr. Dennis Belcher was retained to act as director and Chairman of the Independent Committee of Slater Steel Inc., which filed for protection under the CCAA on June 2, 2003. Mr. Belcher was also a director of Consumers Packaging Inc. at the time it filed for protection under the CCAA on May 23, 2001. On January 20, 2003, various provincial securities commissions issued orders ceasing the trading of Consumers Packaging Inc.'s shares as a result of a failure to file financial statements within the prescribed filing periods. The cease trade orders remain in effect. In addition, Mr. Belcher was a director of White Rose Crafts and Nursery Sales Ltd. immediately prior to its voluntary assignment into bankruptcy under the *Bankruptcy and Insolvency Act* (the "BIA") on June 20, 2002. Mr. Belcher was a director of Richtree Inc. which was subject to a cease trade order in 2003 as a result of a failure to file financial statements within the prescribed filing periods. On February 26, 2004, the cease trade order was lifted. This company filed for protection under the CCAA on October 18, 2004. The proceedings were converted to proposal proceedings under the BIA and restructuring proceedings were successfully completed on January 23, 2006. Finally, Mr. Belcher was a director of Foamex International Inc. which filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware in September 2005.

(ii) Mr. Steven Cohn was Chief Financial Officer of Physician Computer Network, Inc. ("PCN") at the time that it voluntarily filed a petition under Chapter 11 of the Bankruptcy Code in the US in December 1999. In March 2000, PCN's assets were acquired in accordance with a plan of reorganization filed by PCN in the Chapter 11 bankruptcy proceedings. Mr. Cohn was also Chief Restructuring Officer and Interim Chief Financial Officer of Kasper A.S.L., Ltd. at the time that it filed Chapter 11 protection in February 2002 with the U.S. Bankruptcy Court in the Southern District of New York. Finally, Mr. Cohn was Chief Restructuring Officer of Donnkenny Apparel, Inc. at the time that it filed Chapter 11 protection in February 2005 with the U.S. Bankruptcy Court in the Southern District of New York.

(iii) Mr. John Lacey was asked by a group of shareholders to lead a restructuring of The Loewen Group Inc. and was acting as Chairman of the Board of The Loewen Group Inc. when it filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code and the CCAA in June 1999. In 2002, various provincial securities commissions issued orders ceasing the trading of The Loewen Group Inc.'s shares as a result of a failure to file financial statements within the prescribed filing periods. The cease trade orders remain in effect. In January 2002, Loewen successfully emerged from Chapter 11 and CCAA proceedings as The Alderwoods Group Inc. where Mr. Lacey remains as Chairman of the Board.

(iv) Mr. Courtney Pratt was President and Chief Executive Officer and director of the Corporation on January 29, 2004, when the Corporation and certain related entities filed for protection under the CCAA and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice granting it creditor protection. On the same date, the Corporation made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code. At the last

moment in time on March 31, 2006, the Corporation implemented the CCAA Plan and emerged from CCAA protection.

Appointment of Auditors

The auditors of the Corporation are KPMG LLP, Chartered Accountants. It is proposed that KPMG LLP be appointed as auditors of the Corporation for the ensuing financial year of the Corporation. For information regarding fees paid to KPMG LLP, please refer to the section entitled "Audit Committee – External Auditor Service Fees" contained in the annual information form dated March 30, 2007 of the Corporation, a copy of which has been filed publicly and can be viewed on SEDAR at www.sedar.com.

Amendments to the Option Plan

The board of directors of the Corporation has approved certain amendments to the Option Plan relating to (i) the expiry of Options where such expiry occurs during a Black-Out Period (as defined below), and (ii) procedures for amending the Option Plan (together the "Proposed Amendments"). Pursuant to the rules of the Toronto Stock Exchange (the "TSX"), the Proposed Amendments are required to be approved by the shareholders of the Corporation. The form of the Proposed Amendments has been conditionally approved by the TSX, subject to the approval of the Proposed Amendments by the Shareholders at the Meeting.

The following is a summary of the Proposed Amendments:

(i) The Corporation has imposed a policy pursuant to which insiders of the Corporation and restricted employees are required to limit their trading activity to trading windows fixed from time to time by the Corporation's Disclosure Committee. These trading windows generally are open for the 30 calendar days following the second business day after issue of quarterly or annual financial information. The periods of time outside of such trading windows are referred to as "Black-Out Periods". Given that Black-Out Periods generally apply throughout the year, subject only to the foregoing trading windows, such Black-Out Periods may operate to prevent the exercise of vested before the expiry date of such Options. Accordingly, it is proposed that the Option Plan be amended to provide that, in the event that the expiry date of any vested Option falls on, or within ten trading days immediately following, a Black-Out Period or other trading restriction imposed by the Corporation, the expiry date of such a vested Option will be the tenth trading day immediately following the Black-Out Period.

(ii) The amending provisions set out in the Option Plan provide that the board of directors of the Corporation is able to amend, suspend or terminate the Option Plan, and to the extent any such amendment, suspension or termination adversely affects any Options previously granted under the Option Plan to a participant, the consent of that participant is required. It was implicit under the Option Plan that the board of directors of the Corporation could effect these amendments without shareholder approval. However, the TSX now requires that the Option Plan explicitly provide that shareholder approval is not required to implement any amendments, save and except for amendments related to (i) the maximum number of Common Shares reserved for issuance under the Option Plan (and under any other share compensation arrangements of the Corporation); (ii) a reduction in the exercise price for Options held by insiders; (iii) an extension to the term of Options held by insiders; and (iv) an increase in the 10% limits on grants to insiders set out in the Option Plan. In other words, other than these four prescribed items, any other amendment to the Option Plan can be made by the board of directors of the Corporation without shareholder approval. Such amendments may for example include, without limitation, amendments related to (a) the vesting provisions of the Option Plan or any Option granted under the Option Plan, (b) the early termination provisions of the Option Plan or any Option granted under the Option Plan, (c) the addition of any form of financial assistance by the Corporation for the acquisition by all or certain categories of participants, and the subsequent amendment of any such provision which is more favourable to such participants, (d) the addition or modification of a cashless exercise feature, payable in cash or Shares, which provides for a full deduction of the number of underlying Shares from the Option Plan reserve, (e) the suspension or

termination of the Option Plan, or (f) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). It is proposed that the Option Plan be amended to comply with the foregoing TSX requirement.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass a resolution in the form set out in Exhibit A to this Circular (the "Option Plan Resolution"). To be adopted, the Option Plan Resolution must be passed by a simple majority of the votes cast thereon by Shareholders at the Meeting. If the Option Plan Resolution is not passed by the requisite majority, the Proposed Amendments will not be adopted.

In accordance with the Section 613 of the Toronto Stock Exchange Company Manual, insiders of the Corporation are entitled to vote on the Option Plan Resolution.

Proxies received in favour of management will be voted for the approval of the Option Plan Resolution unless a Shareholder has specified in the proxy that the Shareholder's Common Shares are to be voted against such resolution.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth for the periods indicated the compensation paid to each individual who served as Chief Executive Officer or Chief Financial Officer of the Corporation during the financial year ended December 31, 2006, the individuals who were, as at December 31, 2006, the other three most highly compensated executive officers of the Corporation and certain other individuals who served as executive officers of the Corporation during the financial year ended December 31, 2006 (collectively the "Named Executives").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards		
	Year	Salary ($)	Bonus[1] ($)	Other Annual Compens-ation[2] ($)	Securities Under Options Granted (#)	Shares Subject to Resale Restrictions ($)	All Other Compens-ation ($)
Current Executive Officers							
Rodney B. Mott[3] President and Chief Executive Officer	2006 2005 2004	375,000 - -	131,250 - -	56,496[4] - -	1,044,000 - -	- - -	- - -
J. Ken Rutherford[5] Chief Financial Officer	2006 2005 2004	105,159 - -	36,458 - -	16,919[6] - -	150,000 - -	- - -	- - -
William J. McKenzie[7] Vice President and General Manager, Hamilton Steel	2006 2005 2004	225,000 - -	78,750 - -	23,135[8] - -	150,000 - -	- - -	- - -
Jerome V. Nelson[9] Vice President, Sales and Marketing	2006 2005 2004	225,000 - -	78,750 - -	23,135[10] - -	125,000 - -	- - -	- - -

	Year	Salary ($)	Annual Compensation Bonus[(1)] ($)	Annual Compensation Other Annual Compens-ation[(2)] ($)	Long-Term Compensation Awards Securities Under Options Granted (#)	Long-Term Compensation Awards Shares Subject to Resale Restrictions ($)	All Other Compens-ation ($)
Karen A. Smith[(11)]	2006	202,500	70,875	30,052[(12)]	125,000	-	-
Vice President,	2005	-	-	-	-	-	-
Human Resources	2004	-	-	-	-	-	-
Gordon C. Spelich[(13)]	2006	202,500	70,875	23,135[(14)]	100,000	-	-
	2005	-	-	-	-	-	-
Vice President, Business Development and Strategic Planning	2004	-	-	-	-	-	-
Former Executive Officers							
Courtney Pratt[(15)]	2006	202,500	-	-	-	-	2,025,000[(17)]
President and	2005	810,000	-	-	-	-	-
Chief Executive Officer	2004	810,000	-	-	1,000,000[(16)]	-	-
William E. Vaughan[(18)]	2006	131,250	-	-	-	-	1,085,000[(19)]
	2005	287,500	-	-	-	-	-
Senior Vice-President, Finance and Chief Financial Officer	2004	287,500	74,463	-	-	-	-
Colin Osborne[(20)]	2006	220,000	-	55,980[(21)]	200,000[(22)]	-	2,774,186[(23)]
Vice President,	2005	400,000	-	-	-	-	-
Strategy and Business Development	2004	400,000	103,600		-	-	-
Thomas E. Witter[(24)]	2006	229,166	-	20,525[(25)]	50,000[(26)]	-	831,250[(27)]
	2005	250,000	-	-	-	-	-
Director-Marketing	2004	171,667	42,670	-	-	-	-
Bruce N. Futterer[(28)]	2006	201,988	-	20,525[(29)]	50,000[(30)]	-	830,463[(31)]
Vice President,	2005	-	-	-	-	-	-
General Counsel and Corporate Secretary	2004	-	-	-	-	-	-

(1) Bonus amounts are reported in the fiscal year in which they were earned and not in the year in which they were actually paid. They are paid in cash in the year following the fiscal year in which they are earned.

(2) Where no disclosure has been made, perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for the applicable Named Executive.

(3) Mr. Mott was appointed President and Chief Executive Officer of the Corporation effective April 1, 2006. Amount reflected as salary is the pro rated amount of Mr. Mott's annual base compensation for 2006 of $500,000.

(4) Of such amount, $49,929 represents an accommodations allowance.

(5) Mr. Rutherford was appointed Chief Financial Officer of the Corporation effective June 22, 2006. Amount reflected as salary is the pro rated amount of Mr. Rutherford's annual base compensation for 2006 of $250,000.

(6) Of such amount, $9,455 represents an accommodations allowance and $7,464 represents a car allowance.

(7) Mr. McKenzie was appointed Vice President and General Manager, Hamilton Steel effective April 1, 2006. Amount reflected as salary is the pro rated amount of Mr. McKenzie's annual base compensation for 2006 of $300,000.

(8) Of such amount, $15,671 represents an accommodations allowance and $7,464 represents a car allowance.

(9) Mr. Nelson was appointed Vice President, Sales and Marketing effective April 1, 2006. Amount reflected as salary is the pro rated amount of Mr. Nelson's annual base compensation for 2006 of $300,000.
(10) Of such amount, $15,671 represents an accommodations allowance and $7,464 represents a car allowance.
(11) Ms. Smith was appointed Vice President, Human Resources effective April 1, 2006. Amount reflected as salary is the pro rated amount of Ms. Smith's annual base compensation for 2006 of $270,000.
(12) Of such amount, $24,020 represents an accommodations allowance and $6,032 represents a car allowance.
(13) Mr. Spelich was appointed Vice President, Purchasing on April 1, 2006 and Vice President, Business Development and Strategic Planning on January 1, 2007. Amount reflected as salary is the pro rated amount of Mr. Spelich's annual base compensation for 2006 of $270,000.
(14) Of such amount, $15,671 represents an accommodations allowance and $7,464 represents a car allowance.
(15) Mr. Pratt left his post of President and Chief Executive Officer of the Corporation on March 31, 2006.
(16) These options, granted under the former 1991 option plan of the Corporation, were cancelled, unexercised, upon implementation of the CCAA Plan.
(17) See "Termination of Employment, Change in Responsibilities and Employment Contracts – Arrangements Relating to Former Named Executives".
(18) Mr. Vaughan departed the Corporation effective May 20, 2006.
(19) See "Termination of Employment, Change in Responsibilities and Employment Contracts – Arrangements Relating to Former Named Executives".
(20) Mr. Osborne was appointed Vice President, Business Strategy, in April 2006 and resigned effective June 30, 2006. Prior to being appointed as Vice President, Business Strategy, Mr. Osborne was Chief Operating Officer and Executive Vice President, Strategy.
(21) Represents a car allowance paid to Mr. Osborne, annualized for a period of 30 months.
(22) These options were cancelled. See "Termination of Employment, Change in Responsibilities and Employment Contracts – Arrangements Relating to Former Named Executives".
(23) See "Termination of Employment, Change in Responsibilities and Employment Contracts – Arrangements Relating to Former Named Executives". This amount includes, among other things, the commuted value of Mr. Osborne's pension and an additional value amount paid pursuant to an agreement between Mr. Osborne and the Corporation.
(24) Mr. Witter retired effective December 31, 2006.
(25) Represents a car allowance paid to Mr. Witter.
(26) These options were cancelled. See "Termination of Employment, Change in Responsibilities and Employment Contracts – Arrangements Relating to Former Named Executives".
(27) See "Termination of Employment, Change in Responsibilities and Employment Contracts – Arrangements Relating to Former Named Executives".
(28) Mr. Futterer was appointed General Counsel in January 2006 and Vice President, General Counsel and Corporate Secretary in April 2006. Mr. Futterer resigned effective November 30, 2006.
(29) Represents a car allowance paid to Mr. Futterer.
(30) These options were cancelled. See "Termination of Employment, Change in Responsibilities and Employment Contracts – Arrangements Relating to Former Named Executives".
(31) See "Termination of Employment, Change in Responsibilities and Employment Contracts – Arrangements Relating to Former Named Executives".

Options

The following table sets forth information regarding Options granted to Named Executives during the financial year ended December 31, 2006 pursuant to the Option Plan. Information regarding the Option Plan is set out above under "Securities Authorized for Issue Under Equity Compensation Plans". Information regarding Options granted to certain Named Executives during the financial year ended December 31, 2006 and subsequently cancelled upon such individuals ceasing to be officers of the Corporation is set out below under "Termination of Employment, Change in Responsibilities and Employment Contracts – Arrangements Relating to Former Named Executives".

	Securities, Under Options Granted[1] (#)	Per cent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Current Executive Officers					
Rodney B. Mott President and Chief Executive Officer	1,044,000	49.9	5.50	5.50	March 31, 2016

	Securities, Under Options Granted[1] (#)	Per cent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
J. Ken Rutherford Chief Financial Officer	150,000	7.2	17.75	17.75	Jun 21, 2016
William J. McKenzie Vice President and General Manager, Hamilton Steel	150,000	7.2	5.50	5.50	March 31, 2016
Jerome V. Nelson Vice President, Sales and Marketing	125,000	6.0	5.50	5.50	March 31, 2016
Karen A. Smith Vice President, Human Resources	125,000	6.0	5.50	5.50	March 31, 2016
Gordon C. Spelich Vice President, Business Development and Strategic Planning	100,000	4.8	5.50	5.50	March 31, 2016
Former Executive Officers					
Courtney Pratt President and Chief Executive Officer	nil	-	-	-	-
William E. Vaughan Senior Vice-President, Finance and Chief Financial Officer	nil	-	-	-	-
Colin Osborne Vice President, Strategy and Business Development	200,000	9.6	5.50	5.50	n/a[2]
Thomas E. Witter Director – Marketing	50,000	2.4	5.50	5.50	n/a[2]
Bruce N. Futterer Vice President, General Counsel and Corporate Secretary	50,000	2.4	5.50	5.50	n/a[2]

(1) Options vest in eight equal semi-annual instalments commencing September 30, 2006. The options will vest upon the acquisition of control of the Corporation by any person or group of persons acting jointly or in concert other than Tricap Management or any persons acting jointly or in concert with Tricap Management.

(2) These options were cancelled. See "Termination of Employment, Change in Responsibilities and Employment Contracts – Arrangements Relating to Former Named Executives".

The following table sets forth information regarding Options exercised by the Named Executives during the financial year ended December 31, 2006 and year-end option values.

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#) Exercisable /Unexercisable	Value of Unexcercised in-the-Money Options at Financial Year End ($) Exercisable /Unexercisable(1)
Current Executive Officers				
Rodney B. Mott President and Chief Executive Officer	nil	n/a	130,500/913,500	2,077,560/14,542,920
J. Ken Rutherford Chief Financial Officer	nil	n/a	18,750/131,250	68,812/481,687
William J. McKenzie Vice President and General Manager, Hamilton Steel	18,750	309,375(2)	0/131,250	0/2,089,500
Jerome V. Nelson Vice President, Sales and Marketing	nil	n/a	15,625/109,375	248,750/1,741,250
Karen A. Smith Vice President, Human Resources	nil	n/a	15,625/109,375	248,750/1,741,250
Gordon C. Spelich Vice President, Business Development and Strategic Planning	nil	n/a	12,500/87,500	199,000/1,393,000
Former Executive Officers				
Courtney Pratt President and Chief Executive Officer	nil	n/a	nil/nil	n/a
William E. Vaughan Senior Vice-President, Finance and Chief Financial Officer	nil	n/a	nil/nil	n/a
Colin Osborne Vice President, Strategy and Business Development	nil	n/a	nil/nil(3)	n/a
Thomas E. Witter Director – Marketing	nil	n/a	nil/nil(3)	n/a
Bruce N. Futterer Vice President, General Counsel and Corporate Secretary	nil	n/a	nil/nil(3)	n/a

(1) Calculated using the closing price of the Common Shares on the TSX on December 29, 2006 of $21.42. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2) Calculated using the closing price of the Common Shares on the TSX on December 1, 2006, the date of exercise of such Options, of $22.00 less the exercise price of the Options exercised.

(3) Options were cancelled upon the individual ceasing to be an officer of the Corporation. See "Termination of Employment, Change in Responsibilities and Employment Contracts – Arrangements Relating to Former Named Executives".

Retirement Benefit Plans

As at December 31, 2006, each of William Vaughan and Thomas Witter (but none of the other Named Executives) was a member of a retirement plan for salaried employees. The annual basic lifetime benefit payable under the applicable pension plan, together with amounts payable under the retirement benefits contracts hereinafter described, is shown on the table below based upon retirement at age 65. Retirement benefits are calculated using the average of the highest five years' remuneration.

Pension Table (pension and related benefits)

Remuneration	Years of Service					
($)	15	20	25	30	35	40
200,000	50,132	66,843	83,554	100,361	117,071	133,686
300,000	77,882	103,843	129,804	155,861	181,821	207,686
400,000	105,632	140,843	176,054	211,361	246,571	281,686
500,000	133,382	177,843	222,304	266,861	311,321	355,686
600,000	161,132	214,843	268,554	322,361	376,071	429,686
700,000	188,882	251,843	314,804	377,861	440,821	503,686
800,000	216,632	288,843	361,054	433,361	505,571	577,686
900,000	244,382	325,843	407,304	488,861	570,321	651,686
1,000,000	272,132	362,843	453,554	544,361	635,071	725,686
1,100,000	299,882	399,843	499,804	599,861	699,821	799,686
1,200,000	327,632	436,843	546,054	655,361	764,571	873,686

The Corporation operates defined benefit retirement plans for its salaried workforces. The plans were closed to employees who joined the Corporation after August 1, 1997.

The benefit formula is the sum of 1.00% of earnings up to the Canada Pension Plan Yearly Maximum Pensionable Earnings multiplied by the Available Service plus 1.85% of earnings in excess of the Canada Pension Plan Yearly Maximum Pensionable Earnings multiplied by the Available Service. If a member of a retirement plan for salaried employees retires prior to age 65, there is a pension bridge which replaces benefits under the Canada Pension Plan up to age 65. Pension and related benefits are calculated based on salary and bonus.

The credited service for William Vaughan and Thomas Witter as of December 31, 2006 was 38.7 years and 28.5 years, respectively.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has entered into letters of appointment with the Named Executives who are currently executive officers of the Corporation confirming the terms of their employment and, among other things, confirming their entitlement to a fixed salary and related benefits, to be adjusted annually by the Corporation based on performance and other factors. The letters of appointment also provide that the Named Executives are participants in the executive bonus plan and the executive severance plan of the Corporation, each of which is described below.

Executive Bonus Plan

The Corporation has adopted an executive bonus plan (the "Bonus Plan") in which each of the Named Executives as well as certain other executive officers of the Corporation who are currently officers of the Corporation (collectively "applicable executives") participate. Pursuant to the Bonus Plan, in respect of the financial year ended December 31, 2006, applicable executives who were serving as executive officers of the Corporation at year-end were paid a cash bonus equal to 35 per cent of their annual salary for 2006 calculated on a pro rata basis based on the period in 2006 during which they were employed by the Corporation. In

respect of the financial year ended December 31, 2007, the Bonus Plan provides that applicable executives are entitled to receive a cash bonus calculated on the basis of one per cent of the particular applicable executive's annual salary for 2007 for each $2 million of EBITDA of the Corporation in excess of $200 million of EBITDA, up to a maximum of 100 per cent of the applicable executive's annual salary, provided, in the case of applicable executives who commenced employment with the Corporation in April 2006, the cash bonus is calculated on the basis of one per cent of the particular applicable executive's annual salary for 2007 for each $1 million of EBITDA of the Corporation in excess of $200 million of EBITDA, up to a maximum of 200 per cent of the applicable executive's annual salary. "EBITDA" means operating earnings before interest, income taxes, amortization and other non-operating income and expenses. EBITDA, which is a "non-GAAP" financial measure, is reported by the Corporation in its interim and annual management discussion and analysis.

Executive Severance Plan

The Corporation has adopted an executive severance plan (the "Severance Plan") in which each of the Named Executives as well as certain other executive officers of the Corporation who are currently officers of the Corporation (collectively "applicable executives") participate. Pursuant to the Severance Plan, in the case of a "qualifying termination" of an applicable executive, the applicable executive is entitled to a lump sum severance payment equal to (i) where the applicable executive has less than one year of service, one year's current base salary of the applicable executive plus any bonus earned by the applicable executive, (ii) where the applicable executive has between one year but less than three years of service, one and one-half times the aggregate of the current base salary of the applicable executive and the average annual bonus earned by the applicable executive preceding termination, and (iii) where the applicable executive has three years or more of service, two times the aggregate of the current base salary of the applicable executive and the average bonus earned by the applicable executive in the three years immediately preceding termination, together, in each case, with a payment for any accrued and unused vacation. If a qualifying termination occurs within 12 months of an Acquisition of Control transaction (as defined in the Severance Plan), the applicable executive is also entitled to an additional severance payment equal to the aggregate of six month's current salary of the applicable executive one-half of the average bonus earned by the applicable executive in the current year and the two years immediately preceding termination, with the bonus for the current year being calculated for such purpose on an annualized basis. In the case of a qualifying termination of an applicable executive, the Corporation will continue to provide benefits to the applicable executive for the applicable period corresponding to his or her severance entitlement under the Severance Plan and will make available certain outplacement services. In the case of a "limited qualifying termination" in certain circumstances, the Corporation will continue to pay the applicable executive's salary for a period of six months. For the purpose of the Severance Plan, a "qualifying termination" is an involuntary dismissal without cause or a constructive dismissal of the applicable executive, or an involuntary dismissal without cause or constructive dismissal of the applicable executive within 12 months of an Acquisition of Control transaction and a "limited qualifying termination" means the withdrawal from, or loss of, the applicable executive's employment with the Corporation due to disability or death.

The Severance Plan requires compliance with certain covenants by the applicable executive, including non-competition and non-solicitation covenants applicable during the applicable executive's employment by the Corporation and for a period of 12 months thereafter, as well as confidentiality covenants relating to certain information regarding the Corporation and its business.

Arrangements Relating to Former Named Executives

The Corporation had entered into agreements with Courtney Pratt, William Vaughan and Colin Osborne dealing specifically with termination in the event of a change in control of the Corporation (collectively the "Termination Agreements"). Under the terms of the Termination Agreements, the executive officer was entitled to compensation in the event of termination or constructive termination of employment following a change in legal or effective control of the Corporation unless termination occurred as a result of death, permanent disability, retirement, or termination for cause. The principal component of the

compensation payable to such executive was a lump sum amount equal to 2.5 times the executive's annual cash compensation. The compensation payable under these agreements was in lieu of (and not in addition to) all other claims which the executive may have upon termination of his employment.

The Corporation had also entered into a retirement benefits contracts with William Vaughan and Colin Osborne. Under the terms of the contracts, each of Mr. Vaughan and Mr. Osborne undertook that he would not, for a period after his retirement, engage in competitive activities without the consent in writing of the Corporation. Pursuant to his contract, the Corporation paid Mr. Vaughan following his retirement in 2006 the difference between the maximum pension benefit payable under the Corporation's retirement plan for salaried employees and the basic lifetime benefit amount as set out in the table set out above under "Retirement Benefit Plans".

Courtney Pratt left his post of President and Chief Executive Officer of the Corporation on March 31, 2006. His annual salary at the time was $810,000 and Mr. Pratt received a payment of 2.5 times this amount pursuant to his Termination Agreement.

William Vaughan left his post as Senior Vice President Finance and Chief Financial Officer on May 20, 2006. His annual salary at the time was $315,000. Mr. Vaughan's Termination Agreement provided for a bonus calculation of $100,625 in respect of the fiscal period immediately after his departure and he received a payment of 2.5 times the total of his annual salary and this bonus amount. Mr. Vaughan was also in receipt of a pro-rated bonus calculation in respect of the fiscal period up to his departure in the amount of $45,937. Mr. Vaughan was a member of the defined benefit pension plan of the Corporation and, under the terms of that plan, was eligible to retire May 31, 2006. Under the provisions of his Termination Agreement, Mr. Vaughan had the right to retire at any point during the 2.5 year period after May 31, 2006. He elected to retire effective March 31, 2007 and receives payments under the pension plan referred to above under "Retirement Benefit Plans".

Colin Osborne resigned as Vice President, Strategy and Business Development of the Corporation effective June 30, 2006. Prior to April 7, 2006, Mr. Osborne was Chief Operating Officer and Executive Vice President, Strategy of the Corporation. His annual salary at the time of his departure was $440,000. Mr. Osborne's Termination Agreement provided for a bonus calculation of $140,000 in respect of the fiscal period immediately following June 30, 2006 and he received a payment of 2.5 times the total of his annual salary and this bonus amount. Mr. Osborne was also in receipt of a pro-rated bonus calculation in respect of the fiscal period up to his departure in the amount of $77,000. Mr. Osborne was a member of the defined benefit pension plan of the Corporation but was not eligible to retire at June 30, 2006. In accordance with the retirement income provision of his Termination Agreement, Mr. Osborne received the commuted value of his pension of $424,427 as well as an addition value payment of $822,759. Upon his departure, the options granted to Mr. Osborne pursuant to the Option Plan were cancelled.

Thomas Witter left his post as Director- Marketing of the Corporation on November 13, 2006. Prior to April 1, 2006, Mr. Witter was Chief Commercial Officer of the Corporation. His annual salary at the time of his departure $275,000 and he received a severance payment of two times this amount. Mr. Witter also received a payment of $281,250 in lieu of the options granted to him pursuant to the Option Plan, which were cancelled upon his departure. Mr. Witter was a member of the defined benefit pension plan and elected to retire effective December 31, 2007. He receives payments under the pension plan referred to above under "Retirement Benefit Plans".

Bruce Futterer resigned as Vice President, General Counsel and Corporate Secretary of the Corporation effective November 30, 2006. His annual salary at the time of his departure was $225,000 and he received a payment of 1.5 times this amount. Mr. Futterer also received a pro-rated bonus payment for the fiscal period up to November 30, 2006 in the amount of $103,125. He further received a bonus payment for the eighteen month period immediately following November 30, 2006 of $168,750. In addition, Mr. Futterer received a payment of $187,500 in lieu of the options granted to him pursuant to the Option Plan, which were cancelled upon his departure.

Composition and Mandate of the Human Resources and Compensation Committee

Since March 31, 2006, the Human Resources and Compensation Committee has consisted of Mr. Cyrus Madon (Chair), Mr. John Lacey and Mr. Pierre Dupuis. Previously, the Committee consisted of Mr. William P. Cooper, Mr. Richard Drouin, Mr. Douglas W. Mahaffy and The Hon. Barbara J. McDougall.

The Committee is responsible for succession planning, considering and approving incentive programs for senior management, reviewing the compensation arrangements for the Chief Executive Officer, setting annual objectives for the Chief Executive Officer, reviewing management development programs for the Corporation and approving employment arrangements for executive officers. The Committee also reviews material regulatory disclosure with respect to executive compensation and related matters.

Report on Executive Compensation

Mr. Courtney Pratt was appointed President and Chief Executive Officer of the Corporation effective January 1, 2004. On March 31, 2006, Mr. Pratt left this post and was replaced by Mr. Rodney Mott.

In compensating Mr. Pratt, the Human Resources and Compensation Committee agreed on certain basic salary terms at the time of his hiring and agreed to bonus terms which were consistent with the wishes of the Corporation's former directors that the Corporation emerge from CCAA protection in as short a time as possible. The bonus terms required specified financial performance within certain time limits following exit from court protection under the CCAA. Those criteria were not able to be satisfied due to the date of exit from CCAA protection. No increases in basic salary were awarded to Mr. Pratt during his tenure as President and Chief Executive Officer as a result of a consultative process with him further to which Mr. Pratt and the Human Resources and Compensation Committee concluded any salary increases would not be made. Compensation arrangements agreed to with Mr. Pratt reflected the unusual circumstances at the time of his hiring.

In identifying a replacement for Mr. Pratt, the Human Resources and Compensation Committee, then led by Mr. Cooper, transitioned the decision making to the new members of the Human Resources and Compensation Committee and the board of directors of the Corporation who confirmed Mr. Mott's employment terms and arrangements on assuming responsibilities on April 1, 2006.

In connection with the performance of the President and Chief Executive Officer, the Human Resources and Compensation Committee undertakes an annual review of performance taking into account objectives agreed between the Human Resources and Compensation Committee and the Chief Executive Officer annually. The Human Resources and Compensation Committee considers views of the board of directors of the Corporation in this review process. Mr. Mott's goals and objectives for 2006 included:

(a) the development and execution of a turnaround plan to reduce costs, enhance the Hamilton and Lake Erie operations and assess and modify, as appropriate, the capital expenditure plan;

(b) the recruitment of a new senior management team; and

(c) the achievement a minimum stated amount of annual Free Cash Flow (defined as EBITDA from operations (adjusted so that pension expense will be deemed to equal cash funding of pension payments), less interest expense, less capital expenditures and other capitalized items).

In compensating Mr. Mott, the Human Resources and Compensation Committee agreed upon a base annual salary of $500,000 for 2006, to be reviewed annually in future years, and bonus terms originally based upon the amount of Free Cash Flow achieved by the Corporation. The bonus terms for Mr. Mott, as well as for the other executive officers who participate in the Bonus Plan, were subsequently revised by the Human Resources and Compensation Committee to be based upon the Corporation's EBITDA. This revision was

considered appropriate as it aligns bonus payments to EBITDA, a financial measure publicly reported by the Corporation. Bonuses for Mr. Mott are payable pursuant to the Bonus Plan. In accordance with the Bonus Plan, Mr. Mott was paid a cash bonus equal to 35 per cent of his annual salary for 2006 calculated on a pro rata basis based on the period in 2006 during which he was employed by the Corporation. Bonus payments in respect of future years are payable based upon the Corporation's achievement of EBITDA in excess of a base amount. See "Termination of Employment, Change in Responsibilities and Employment Contracts – Executive Bonus Plan".

The Corporation previously had share ownership guidelines for executive officers requiring them to purchase shares of the Corporation at specified levels within prescribed time limits. These ownership guidelines were suspended during the pendency of the CCAA proceedings by the former board of directors of the Corporation. Any shares held by executive officers upon the implementation of the CCAA Plan were effectively cancelled pursuant to the terms of the CCAA Plan. No decision has been taken on executive ownership of Common Shares at this time. Mr. Mott purchased one million Common Shares on April 1, 2006.

During the CCAA process, the Human Resources and Compensation Committee recommended to the board of directors of the Corporation, and the board of directors accepted the recommendation of the Human Resources and Compensation Committee, to suspend awards of options under the Corporation's former 1991 Option Plan. The 1991 Option Plan and all options unused pursuant to the 1991 Option Plan terminated on implementation of the CCAA Plan. Mr. Pratt received an award of one million options on his appointment as President and Chief Executive Officer, which options terminated unexercised on implementation of the CCAA Plan. Upon implementation of the CCAA Plan, Mr. Mott was granted Options to purchase 1,044,000 Common Shares pursuant to the Corporation's new Option Plan.

Consistent with the goal of achieving a successful turnaround of the Corporation, the approach of the Human Resources and Compensation Committee in determining compensation of executive officers has been to emphasize compensation which is aligned with corporate performance, both through the Bonus Plan, pursuant to which cash bonuses are payable to senior officers upon the Corporation's achievement of EBITDA in excess of a base amount, and Options granted pursuant to the Option Plan. See "Termination of Employment, Change in Responsibilities and Employment Contracts – Executive Bonus Plan". Currently, Options granted to executive officers (including Mr. Mott) to purchase an aggregate of 1,925,250 Common Shares are outstanding under the Option Plan, and Options to purchase a further 666,000 Common Shares are available for grant under the Option Plan.

In determining base salaries of executive officers, the Human Resources and Compensation Committee reviews industry compensation data to ensure that the Corporation offers competitive base salary levels. With respect to other key terms of employment, the approach of the Human Resources and Compensation Committee has been to adopt standardized terms applicable to the Chief Executive Officer and all other executive officers of the Corporation. This has been achieved through the adoption of the Bonus Plan and the Severance Plan, the terms of which apply to all Named Executives and certain other executive officers of the Corporation. See "Termination of Employment, Change in Responsibilities and Employment Contracts – Executive Bonus Plan" and " – Executive Severance Plan".

Compensation of Directors

Since March 31, 2006, the board of directors of the Corporation has adopted a compensation scheme pursuant to which directors of the Corporation, other than the President and Chief Executive Officer of the Corporation, receive a fixed annual fee of $75,000. The Chair of the Corporation's board of directors receives a fixed annual fee of $150,000 and the Chair of the Audit Committee receives a fixed annual fee of $85,000.

The compensation received during 2006 by each director of the Corporation is set out below:

	Director Annual Retainer[1]	Board and Committee Attendance Compensation	Committee Chair Annual Retainer[1]	Committee Annual Retainer[1]	Total Compensation in Cash
Current Directors					
Dennis Belcher	$56,250	-	-	-	$56,250
Laurie Bennett	$63,750	-	-	-	$63,750
Steven J. Cohn	$56,250	-	-	-	$56,250
Steve Douglas[2]	$50,000	-	-	-	$50,000
Pierre Dupuis	$56,250	-	-	-	$56,250
John Lacey	$56,250	-	-	-	$56,250
Cyrus Madon[2]	$56,250	-	-	-	$56,250
Tony Molluso[3]	$56,250	-	-	-	$56,250
Rodney B. Mott[4]	-	-	-	-	-
Courtney Pratt[4]	$112,500	-	-	-	$112,500
Former Directors					
John E. Caldwell	$5,000	$16,500	$1,875	$3,000	$26,375
William P. Cooper	$5,000	$16,500	$2,500	$3,000	$27,000
Richard Drouin	$50,000	-	-	-	$50,000
Gary J. Lukassen	$5,000	$18,000	$1,250	$2,125	$26,375
Douglas W. Mahaffy	$5,000	$15,000	-	$2,625	$22,625
Barbara J. McDougall	$5,000	$10,500	-	$2,625	$18,125

(1) Reflects the pro rated amount of the applicable annual retainer paid to the individual based upon the length of time served as a director or as a committee chair or member, as the case may be, in 2006.

(2) In accordance with the corporate policies of the individual's employer, directors' fees otherwise payable to the individual are paid to his employer.

(3) Mr. Molluso passed away early in 2007.

(4) Directors' fees are not paid to the President and Chief Executive Officer of the Corporation. Accordingly, no directors' fees were paid to Mr. Mott, and no directors' fees were paid to Mr. Pratt during the period from January 1, 2006 to March 31, 2006.

Performance Graph

The following graph compares the total cumulative shareholder return (assuming reinvestment of dividends) for $100 invested in the Corporation's Common Shares on April 3, 2006, the date the Common Shares commenced trading on the Toronto Stock Exchange, with the cumulative total return of the S&P/TSX Composite Index for the corresponding period.


160%
150%
140%
130%
120%
110%
100%
90%
80%

	Apr 3, 2006	Apr 30, 2006	May 31, 2006	June 30, 2006	July 31, 2006	Aug 31, 2006	Sept 30, 2006	Oct 31, 2006	Nov 30, 2006	Dec 31, 2006	Jan 31, 2007	Feb 28, 2007	Mar 31, 2007	Apr 30, 2007
TSX Total Return	100%	101%	97%	96%	98%	101%	98%	103%	107%	109%	110%	110%	111%	114%
Stelco Inc.	100%	130%	133%	117%	140%	142%	137%	133%	137%	147%	142%	144%	145%	150%

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation provides liability insurance for its directors and officers. The current policy has been in place since April 1, 2007 and has policy limits of $130 million. The annual premium for the policy is $1,580,350 and is paid by the Corporation. The insurance carries a deductible of $1,000,000 per securities claim and $500,000 per any other claim in the case of claims for which indemnification is provided by the Corporation. During 2006, the Corporation purchased a "run off" liability insurance for its former directors and officers prior to the Corporation's emergence from CCAA proceedings. The run off policy, which is in effect until to March 31, 2012, has a limit of $120 million and carries a deductible of $1,000,000 per securities claim and $500,000 per any other claim in the case of claims for which indemnification is provided by the Corporation. The cost of the run off policy was $6,684,000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board Mandate

The board of directors of the Corporation (the "Board") retains plenary powers for functions not delegated to management. The Board, through its Corporate Governance Committee, annually reviews those matters that are considered to require specific Board or Committee approval. In general terms, the Board reviews and approves all significant matters in the nature of acquisitions, divestitures, capital expenditures as well as the Corporation's short-term and long-term business plans. The Board operates and functions pursuant to a Board charter. Key responsibilities include overseeing strategic planning, assessing the primary risks of the Corporation, selecting, monitoring and coaching for the Chief Executive Officer and monitoring the effectiveness of the Corporation's internal control systems. The Board charter is attached as Exhibit B.

Board Composition and Independence

The Board is composed of 10 directors.

In assessing whether a director is "independent", the Board takes into account the independence provisions of Multilateral Instrument 52-110, Audit Committees. Based on its assessments, the Board has determined that 8 of the 10 directors of the Corporation are independent. The independent directors are

Messrs. Dennis Belcher, Laurie Bennett, Steven Cohn, Steve Douglas, Pierre Dupuis, John Lacey, Cyrus Madon and Derek G. Pannell. Mr. Courtney Pratt, the former President and Chief Executive Officer of the Corporation, and Mr. Mott, the current President and Chief Executive Officer are the only directors who are not independent within the meaning of Multilateral Instrument 52-110 by virtue of their employment as President and Chief Executive Officer of the Corporation within the last three years.

The following table sets out information regarding directors of the Corporation who are currently directors of other reporting issuers (or the equivalent).

Name	Directorships of Other Reporting Issuers
Dennis Belcher	Viatel Holdings (Bermuda) Ltd.; Rand McNally Company; Care Canada Global Development Group
Laurie Bennett	Exco Technologies Limited
Pierre Dupuis	Norbord Inc.; Great Lakes Hydro Income Fund (trustee)
John Lacey	Canadian Imperial Bank of Commerce; Canadian Tire Corporation, Limited; TELUS Corporation; Western Forest Products Inc; Loblaw Companies Limited; Tricap Management
Cyrus Madon	MediSolution Ltd.; Western Forest Products Inc.
Derek Pannell	Teck Cominco Ltd.
Courtney Pratt	Empire Company Ltd.; 407 ETR Concession Company Limited

The Board met 16 times in 2006, with 10 of such meetings occurring early in 2006 prior to the emergence of the Corporation from CCAA. While the Board does not generally hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, the Board regularly conducts portions of its meetings *in camera* without members of management present to facilitate open and candid discussion among independent directors.

Board Meeting Attendance

In 2006, the directors of the Corporation attended meetings of the Board and the committees thereof as set out below:

Director	Board Meetings Attended	Committee Meetings Attended
Directors Upon Emergence from CCAA		
Dennis Belcher	5 of 6	5 of 6
Laurie Bennett	6 of 6	6 of 6
Cyrus Madon	6 of 6	7 of 7
Tony Molluso	6 of 6	3 of 3
Rodney B. Mott	4 of 4	n/a
Courtney Pratt[(1)]	16 of 16	n/a
Steven J. Cohn	6 of 6	3 of 3
Steve Douglas	4 of 5	5 of 6
Pierre Dupuis	5 of 6	8 of 9
John Lacey	5 of 6	7 of 7
Directors Prior to Emergence from CCAA		
John E. Caldwell	8 of 10	2 of 2
William P. Cooper	9 of 10	1 of 2
Richard Drouin	10 of 10	1 of 1
Gary J. Lukassen	10 of 10	2 of 2
Douglas W. Mahaffy	8 of 10	1 of 1
Barbara J. McDougall	6 of 10	1 of 1

(1) Includes period prior to March 31, 2006.

Committees of the Board

The Board discharges its responsibilities directly, on the advice and recommendations of its Committees. The Board has established five standing Committees and delegates certain of its responsibilities to each of the Committees. In this regard, each Committee is mandated to report to the Board and to carry out certain responsibilities. The Board approved charters that govern the Board and each Committee of the Board.

The five standing Committees of the Board are: the Audit Committee, the Corporate Governance Committee, the Human Resources and Compensation Committee, the Pension Committee and the Health, Safety & Environment Committee. A brief summary of each Committee's mandate follows.

Audit Committee

The principal functions of the Audit Committee, as set out in its written charter, are to monitor audit functions and the preparation of financial statements; review management's actions in relation to the preparation of financial statements and the maintenance of internal controls and the integrity of management information systems; review the Corporation's financial reporting in connection with the annual audit and the preparation of financial statements; discuss with management the Corporation's internal controls, including policies and procedures for risk management; review audit plans of the internal and external auditors; recommend external auditors and their fees; and meet with the internal and external auditors independently of management.

Since March 31, 2006, the chair of the Audit Committee has been Mr. Laurie Bennett and the other members have been Mr. Dennis Belcher and Mr. Steven Cohn. All of the members of the Committee are independent. Previously, the Audit Committee consisted of Mr. John Caldwell, Mr. William P. Cooper and Mr. Douglas W. Mahaffy. In 2006, the Audit Committee met five times.

For additional information concerning the Audit Committee, including its charter, see the Annual Information Form of the Corporation dated March 30, 2007. A copy of the Annual Information Form may be found on the Corporation's website at www.stelco.ca or on SEDAR at www.sedar.com.

Corporate Governance Committee

The Corporate Governance Committee is responsible for advising the Board of Directors on corporate governance matters and for monitoring the corporate governance systems of the Corporation. The mandate of the Corporate Governance Committee includes reviewing and reporting to the Board from time to time on the size, composition, and profile of the Board and reviewing, at least annually, the relationship between management and the Board. The Corporate Governance Committee oversees the orientation of new members of the Board. The Corporate Governance Committee also reviews and recommends appropriate disclosure to the Board with respect to corporate governance matters including the corporate governance policies described in this Circular.

The Corporate Governance Committee is also responsible for proposing candidates for election to the Board and assessing the effectiveness of the Board as a whole.

Since March 31, 2006, the chair of the Corporate Governance Committee has been Mr. John Lacey and the other members have been Mr. Pierre Dupuis and Mr. Cyrus Madon. All of the members of the Corporate Governance Committee are independent. Previously, the Corporate Governance Committee consisted of Mr. Richard Drouin, Mr. John E. Caldwell and Mr. Douglas W. Mahaffy. In 2006, the Committee met four times.

Human Resources and Compensation Committee

The role of the Human Resources and Compensation Committee includes succession planning, considering and approving incentive programs for senior management, reviewing the compensation of the Chief Executive Officer, setting annual objectives for the Chief Executive Officer, reviewing management development programs for the Corporation, approving employment arrangements for executive officers and reviewing material regulatory disclosure with respect to executive compensation and related matters.

Since March 31, 2006, the chair of the Human Resources and Compensation Committee has been Mr. Cyrus Madon and the other members have been Mr. John Lacey and Mr. Pierre Dupuis. All of the members of the Human Resources and Compensation Committee are independent. Previously, the Human Resources and Compensation Committee consisted of Mr. William P. Cooper, Mr. Richard Drouin, Mr. Douglas W. Mahaffy and The Hon. Barbara J. McDougall. In 2006, the Human Resources and Compensation Committee met five times.

Pension Committee

The role of the Pension Committee includes determining that the necessary policies, practices, systems and personnel are in place with respect to administration of the Corporation's four main retirement plans, approving annual and interim pension reports to the Board of Directors, reviewing and approving key actuarial assumptions and funding policies, and reviewing the financial results of the investment of pension trust funds. The Pension Committee also reviews audited financial statements relating to the pension trust funds and carries out other functions relating to oversight of pension plan administration and pension trust funds performance.

Since March 31, 2006, the chair of the Pension Committee has been Mr. Steve Douglas and the other members have been Mr. Dennis Belcher and Mr. Laurie Bennett. Previously, the Pension Committee consisted of Mr. Gary J. Lukassen, Mr. John E. Caldwell and The Hon. Barbara J. McDougall. All of the members of the Pension Committee are independent. In 2006, the Pension Committee met three times.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee oversees the practices, programs and systems followed by the Corporation with respect to health, safety and environmental matters. The Health, Safety and Environment Committee oversees policies, practices and procedures relating to compliance with legislation regulating occupational health and safety and the environment and reviews and appraises results achieved by such policies, practices and procedures. The Health, Safety and Environment Committee also oversees the ethical, social, political, financial and other issues implicit in the Corporation's policies, practices and procedures with respect to health, safety and the environment.

Since March 31, 2006, the chair of the Health, Safety and Environment Committee has been Mr. Pierre Dupuis and the other members have been Mr. Steve Douglas and, since March 5, 2007, Mr. Derek G. Pannell. Prior to the appointment Mr. Pannell, Mr. Tony Molluso was a member of the Health, Safety and Environment Committee. Previously, the Health, Safety and Environment Committee consisted of Mr. William P. Cooper, Mr. Richard Drouin, The Hon. Barbara J. McDougall and Mr. Douglas W. Mahaffy. All of the members of the Health, Safety and Environment Committee are independent. In 2006, the Health, Safety and Environment Committee met three times.

Position Descriptions

Chair of the Board

The Chair of the Board, Mr. Courtney Pratt, is not an independent director by virtue of his employment as President and Chief Executive Officer of the Corporation within the last three years. He has, as his primary responsibility, the obligation to see that the Board discharges its responsibilities in an

independent and effective manner to facilitate the responsibilities of the Board under its mandate. He is also responsible for reviewing the agenda for each meeting of the Board. The Board has developed written position descriptions for the Chair and for the chair of each Board Committee. The responsibilities of each Committee chair are set out in such Committee's written mandate. In order to ensure appropriate participation and leadership by independent directors, the Board regularly conducts portions of its meetings *in camera* without members of management present to facilitate open and candid discussion among independent directors.

Chief Executive Officer

The objectives of the Chief Executive Officer are determined annually by the Board. These objectives include fostering a corporate culture that promotes ethical practices, integrity, and a positive work climate enabling the Corporation to attract and retain a diverse group of quality employees. The Chief Executive Officer also develops and recommends to the Board annual business plans and budgets that support the Corporation's long-term strategy. Those strategies are developed by the Chief Executive Officer and the senior management team for discussion and approval by the Board. The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

The Corporation has a Directors' Manual which is a comprehensive reference source for directors. The Manual is periodically updated and is reviewed with each new director. The Corporation's orientation program includes educating directors with respect to the steel industry through meetings with members of the senior management team and through facilities tours. Directors are also provided with written information with respect to their duties and responsibilities and each director meets with the Chief Executive Officer, the Chair of the Board, and the Secretary to be familiarized with significant issues.

The continuing education portion of the program involves periodic presentations on specific topics related to the Corporation and its business and regular visits to plant sites and facilities.

Each director ultimately assumes responsibilities for keeping himself informed about the Corporation's businesses and relevant developments outside the Corporation which affect its businesses. Management assists directors by providing them with regular updates on relevant developments and other information which management considers of interest to the Board.

Ethical Business Conduct

The Corporation has a written code of ethics for directors, officers and employees. The code of ethics is accessible on the Corporation's website at www.stelco.ca. The Audit Committee of the Board oversees the code of ethics in accordance with its charter and receives reports from management on any instances of material non-compliance. The Board ensures that directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. It does so by complying with its code of ethics, which provides that directors have an obligation to be entirely free of conflicting interests when they represent the Corporation in business dealings or are making recommendations, which could influence the Corporation's subsequent actions. In addition, the Corporation complies with the *Canada Business Corporations Act*, which contains provisions with respect to disclosure of conflicts of interest.

Nomination of Directors

The Corporate Governance Committee serves as the nominating Committee and reviews credentials of nominees for re-election and recommends candidates for filling vacancies on the Board. The Corporate Governance Committee may engage the services of a search firm to assist in the identification of qualified

candidates for election or appointment to the Board. The Corporation does not have a policy that requires directors to retire by a specific date.

Board and Committee Assessments

The Corporate Governance Committee is charged with an annual review of Board effectiveness from the perspective of the Corporation and its shareholders. The evaluation process includes the collection of information from directors and management which is followed by a thorough discussion of Board effectiveness by the directors. The Chair of the Board provides input to the Chief Executive Officer. The Corporate Governance Committee is required to recommend the appointment of Committee chairs and Committee members to the Board and, through this process, is able to exercise oversight with respect to Committee effectiveness. As part of the process of overseeing issues of effectiveness, the contribution of a director is reviewed in the event of a change of principal occupation or retirement whereupon the Board may reconfirm the continuing role of the director.

SHAREHOLDER PROPOSALS

Shareholders who wish to submit proposals for consideration at the 2008 annual meeting of shareholders must deliver their proposals to the Corporation, at least 90 days before the anniversary date of the accompanying Notice of Meeting. All shareholder proposals must comply with the applicable requirements of the *Canada Business Corporations Act* and shareholders who wish to make such proposals are urged to seek legal advice to ensure their proposal complies with these requirements in full.

ADDITIONAL INFORMATION

Copies of the annual information form of the Corporation, the consolidated financial statements of the Corporation, management's discussion and analysis of financial conditions and this Circular are available without charge upon request to the Secretary of the Corporation.

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information of the Corporation is provided in the Corporation's consolidated financial statements and management's discussion and analysis for the most recently completed financial year of the Corporation.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the directors of the Corporation.

Hamilton, Ontario
May 7, 2007

D. Chad Hutchison
General Counsel and Corporate Secretary

EXHIBIT A

OPTION PLAN RESOLUTION

BE IT RESOLVED THAT:

1. The amendment to the Option Plan providing for the addition of the following paragraph at the end of section 11 of the Option Plan be and is hereby approved, ratified and confirmed:

 "Notwithstanding anything contained herein or in any option agreement, if the date on which an Option expires pursuant to an option agreement occurs during, or within 10 trading days after the last day of, a Black Out Period or other trading restriction imposed by the Corporation, the expiry date of the Option Period for the Option will be the tenth trading day immediately following the Black-Out Period or other trading restriction imposed by the Corporation."

 Furthermore, the amendment to the Option Plan providing for the addition of the following definition to section 2 of the Plan in alphabetical order be and is hereby approved, ratified and confirmed:

 "(a) "Black Out Period" means any period during which a policy of the Corporation prevents an Insider from trading in the Shares;"

2. The amendment to the Option Plan providing for the deletion of the words contained in section 15 of the Option Plan and the replacement of such words with the following, be and is hereby approved, ratified and confirmed:

 "The Plan is effective as of April 1, 2006.

 The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders. Any amendment to any provision of the Plan will be subject to any required regulatory or shareholder approval. Notwithstanding the foregoing, the Corporation will be required to obtain the approval of the shareholders of the Corporation for any amendment related to:

 (a) the maximum number of Shares reserved for issuance under the Plan (and under any other share compensation arrangements of the Corporation);

 (b) a reduction in the exercise price for Options held by Insiders;

 (c) an extension to the term of Options held by Insiders; and

 (d) the increase in the 10% limits on grants to Insiders set out in Section 4 and any shareholder approval required in respect of an amendment to increase such limits shall exclude the votes attaching to the Shares, if any, held by Participants who are Insiders.

 The Optionee's consent to any amendment to an outstanding Option shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is made pursuant to Section 13."

3. Each officer of the Corporation is authorized for and on behalf of the Corporation, to execute and deliver all documents or instruments, and to do or cause to be done all such other acts or things, as in the opinion of such officer may be necessary or desirable in order to fulfil the intent of the foregoing.

EXHIBIT B

BOARD OF DIRECTORS CHARTER

WHEREAS the board of Directors (the "Board") of Stelco Inc. (the "Corporation") has determined that it would be appropriate for the Board to adopt a written mandate describing its responsibilities and duties in relation to oversight of the business and affairs of the Corporation and Committees of the Board;

AND WHEREAS the Board is appointed by and represents the shareholders of the Corporation but is obligated to act in the best interests of the Corporation;

A. CONSTITUTION

1. A majority of the Board of Directors shall be independent of the Corporation as determined by the Board of Directors, in accordance with applicable laws, rules and regulations.

B. PROCEDURAL MATTERS

1. Members of the Board shall serve at the pleasure of the shareholders of the Corporation and the shareholders of the Corporation shall elect the Board annually.

2. The Board may appoint such Committees from time to time as it considers appropriate to act on behalf of the Board or make recommendations to the Board with respect to matters to be decided by the Board. If such Committees are intended as permanent Committees, they shall have a Charter which defines their responsibilities in relation to the Board and the extent of delegated powers to such Committees. Each of these Charters shall require the respective Committee to annually evaluate its effectiveness. The functions of the Board, subject to applicable laws, may be delegated to its Committees except where provided otherwise herein.

3. The Board shall choose one of its members to act as Chair.

4. Members of the Board shall be entitled to receive such remuneration for acting as members of the Board as may be determined from time to time by the Board on the recommendations of the Corporate Governance Committee of the Board.

5. The Board shall, from time to time, review its performance and mandate as part of an annual review of its effectiveness and the effectiveness of its Committees. The Board shall meet in camera on a regular basis for such purpose and related purposes.

6. The Board shall consider from time to time its resources including the adequacy of the information provided to it with respect to oversight of the management of the Corporation and shall confer with management with respect to its findings.

7. The functions referred to in sections C1(a), (c), (d), (e), (g), (j), 2 and 4(a) and (b) shall not be delegated.

C. FUNCTIONS

1. General Responsibilities

   (a) The Board shall oversee the management of the Corporation. In doing so, the Board shall establish a productive working relationship with the Chief Executive Officer and other members of senior management.

   (b) The officers of the Corporation, headed by the Chief Executive Officer, shall be responsible for general day to day management of the Corporation and for making recommendations to the Board with respect to long term strategic, financial, organization and related objectives.

   (c) The roles and responsibilities of the Board are intended to primarily focus on the formulation of long term strategic, financial and organizational goals for the Corporation and on the monitoring of management performance. Without limitation, the Board shall (i) oversee a management-driven strategic planning process and approve the Corporation's strategic plan, (ii) assess the principal risks of the Corporation's business and ensure appropriate systems are

in place to manage such risks, (iii) select, monitor and evaluate the Chief Executive Officer for the Corporation and oversee succession planning at the senior management level (including appointing, training and monitoring senior officers), (iv) adopt and oversee the communications policies of the Corporation and (v) monitor the effectiveness of the Corporation's internal control and management information systems to safeguard corporate assets.

(d) The Board shall review and approve the Corporation's financial objectives, short and long-term business plans for the Corporation's businesses and monitor performance in accordance with such plans. The Board shall also approve without limitation to its statutory obligations and duties:

(i) significant capital allocations and expenditures;

(ii) transactions out of the ordinary course of business;

(iii) all matters that would be expected to have a major impact on shareholders, creditors or employees;

(iv) the appointment of any person to any position that would qualify such person as an officer of the Corporation;

(v) any amendments to the Corporation's pension plans, and

(vi) any proposed changes in compensation to be paid to members of the Board of Directors on the recommendation of the Corporate Governance Committee.

(e) The Board will oversee ethical behaviour and compliance with laws and regulations, which includes overseeing the choice of critical accounting principles.

(f) With respect to significant risks and opportunities affecting the Corporation, the Board may impose such limits on the business activity of the Corporation as may be in the interests of the Corporation and its shareholders.

(g) The Board shall annually consider the skills and competencies of the Board from the perspective of determining what additional skills and competencies would be helpful to the Board. The identification of specific candidates for consideration shall be the responsibility of the Corporate Governance Committee which shall be guided by the findings of the Board in relation to competencies and skills.

(h) The Board will adopt prudent financial standards with respect to the affairs of the Corporation and periodically will approve target levels of debt in relation to the Corporation's consolidated capitalization and other similar financial prudence standards.

(i) The Board shall perform such other functions as are prescribed by law, as are assigned to the Board in the Corporation's governing documents and as it may from time to time determine in accordance with the plenary powers of the Board.

(j) The Board shall receive the following reports: (i) periodic reports from its Committees following Committee meetings and, annually, a report from each Committee as to the work undertaken by the Committee and the Committee's recommendations, if any, for change with respect to its responsibilities and effectiveness; and (ii) an annual and interim report with respect to the Corporation's pension plans covering those matters specified in the Stelco Inc. Pension Plan Administration and Oversight Policy dated May 1999 as the same may be amended from time to time with Board approval.

2. Relationship with Committees

(a) The Board shall annually assess the charters of its Committees.

(b) The Board shall annually appoint a member of each Committee to act as Chair of the Committee on the advice of the Chair of the Board and Corporate Governance Committee.

3. Senior Management

   (a) The Board will approve a position description for the Chief Executive Officer.

   (b) The Board will review with the Human Resources and Compensation Committee the objectives set for the Chief Executive Officer and performance in relation to such objectives.

   (c) The Board will, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and the other members of senior management and that the Chief Executive Officer and other members of senior management create a culture of integrity throughout the Corporation.

4. Financial Statements and Significant Disclosure Documents

   (a) The Board will annually review and approve the Corporation's annual information form as well as its annual report and related financial statements and annual management discussion and analysis disclosure. In doing so, the Board will consider the quality and usefulness of the information from the perspective of its shareholders.

   (b) The Board has responsibility for reviewing and approving for release interim financial statements and related disclosure.

   (c) The Board will periodically review the means by which shareholders can communicate with the Corporation including the opportunity to do so at the annual meeting, communications interfaces through the Corporation's website and the adequacy of resources available within the Corporation to respond to shareholders through the office of the Corporate Secretary and otherwise.

   (d) The Board will review and approve financial performance guidance prior to the public disclosure of such information.

D. RESOURCES, MEETINGS AND REPORTS

1. The Board shall have adequate resources to discharge its responsibilities. The Chair shall be empowered to engage advisers as may be appropriate from time to time to advise the Chair or the Board with respect to duties and responsibilities.

2. The Board shall meet not less than six times per year.

3. The meetings of the Board shall ordinarily include the Chief Executive Officer (if not a Director) and the Secretary and shall periodically include other senior officers as may be appropriate as determined by the Board and as may be desirable to enable the Board to become familiar with the Corporation's management team. The Board may meet in private at any time.

4. The Secretary shall keep minutes of its meetings in which shall be recorded all actions taken by the Board. Such minutes shall be made available to Board members at their request and all such minutes shall be approved by the Board for entry in the records of the Corporation.

5. Members of the Board shall have the right, for the purposes of discharging their respective powers and responsibilities, to inspect any relevant records of the Corporation and its subsidiaries.

6. Members of the Board, subject to approval of the Chair of the Corporate Governance Committee, may retain separate counsel to deal with issues relating to their responsibilities as member of the Board.

E. FEEDBACK

1. The Board welcomes input and comments from securityholders. You may contact the Board at:

   Chair of the Board of Directors
   Stelco Inc.
   P.O. Box 2030
   Hamilton, ON
   L8N 3T1
   Facsimile: (905) 308-7002

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STELCO INC.

PROXY, solicited by management, for the annual and special meeting of shareholders of Stelco Inc. to be held on Wednesday, June 6, 2007, at 10:30 a.m., Toronto time (the "Meeting"), and at any adjournment thereof.

The undersigned holder ("Shareholder") of common shares of Stelco Inc. hereby appoints COURTNEY PRATT, or, failing him, RODNEY MOTT, or instead of and to the exclusion of either of the foregoing, ____________________ ____________ as nominee, to attend and act for and on behalf of the Shareholder at the Meeting and at any adjournment thereof and to vote in accordance with the following directions (or, if no directions are given, for each of the matters below):

1. Election of Directors

Election of the following directors for the ensuing year:

	Vote Distribution	
	For	Withhold
Dennis Belcher	☐	☐
Laurie Bennett	☐	☐
Steven J. Cohn	☐	☐
Steve Douglas	☐	☐
Pierre Dupuis	☐	☐
John Lacey	☐	☐
Cyrus Madon	☐	☐
Rodney B. Mott	☐	☐
Derek G. Pannell	☐	☐
Courtney Pratt	☐	☐

2. Appointment of Auditors

	For	Withhold
Reappointment of KPMG LLP, Chartered Accountants, as auditors and to authorize the directors to fix their remuneration	☐	☐

3. Approval of Proposed Amendments to Stock Option Plan

	For	Against
Passage of the resolution to approve the proposed amendments to the incentive stock option plan	☐	☐

In addition, the undersigned confers discretionary authority upon the persons named above in respect of amendments or variations to matters identified in the notice of the Meeting and in respect of other matters that may properly come before the Meeting.

DATED __________, 2007

____
Shareholder's Signature

____
Name of Shareholder – please print

PROXY NOTES

1. The articles of the corporation provide for cumulative voting in respect of the election of the directors. At the Meeting each Shareholder has the right to cast the number of votes for the election of directors equal to the number of common shares held by him or her multiplied by 10, being the number of directors to be elected. Each Shareholder may cast all such votes in favour of one candidate or distribute the votes among candidates in any manner. If a Shareholder votes for more than one candidate without specifying the distribution of the votes among the candidates, the votes will be distributed equally among the candidates voted for by that holder. **If a Shareholder withholds his or her vote from one or more candidates, but does not vote for any other candidates, the votes will be distributed equally among the other candidates for whom the Shareholder does not withhold his or her vote.**

2. If the Shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

3. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If this proxy is not dated it will be deemed to bear the date on which it is mailed by the Corporation.

4. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

5. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered in the return envelope provided or otherwise mailed to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 or delivered in person to CIBC Mellon Trust Company, Banking Hall, 320 Bay Street, Toronto, Ontario M5H 4A6.

VOTING OPTIONS

In order to expedite your vote, you may use a touch-tone telephone or the Internet.

By Telephone: To vote by telephone, call toll free **1-866-271-1207**. You will be prompted to provide your 13-digit control number printed below your pre-printed name and address. The telephone or internet voting service is not available on the day of the meeting and you may not appoint a person as proxyholder other than the management nominees named in the accompanying Proxy when voting by telephone.

By Internet: To vote via the Internet, go to www.eproxyvoting.com/stelco and follow the instructions on the website.

By Mail or Fax: Complete and return the proxy in the return envelope provided or by facsimile to **416-368-2502**. This proxy must be signed and dated by the Shareholder or the Shareholder's attorney authorized in writing.

This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and submitted via one of the aforementioned options by 4:00 p.m. (Toronto time) on Tuesday, June 5, 2007 or, in the case of any adjournment of the Meeting, by no later than 4:00 p.m., Toronto time, on the business day preceding the adjourned Meeting.

END